Form 20-F
MADECO SA
filed 2003-06-30
CIK 899296

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F
  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-11870

MADECO S.A.

(Exact name of Registrant as specified in its charter)

MADECO INC.

(Translation of Registrant's name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Ureta Cox 930, Santiago, Chile

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12 (b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares representing Common Stock	New York Stock Exchange
Common Stock, without par value	New York Stock Exchange*

___________

* Not for trading, but only in connection with the registration of American Depositary Shares which are evidenced by American Depositary Receipts.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not applicable

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common Stock, without par value .................405,511,028

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No x

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 x Item 18 ☒

TABLE OF CONTENTS

Page

PRESENTATION OF INFORMATION *

FORWARD LOOKING STATEMENTS *

REQUESTS FOR INFORMATION *

PART I *

ITEM 1. Identity of Directors, Senior Management and Advisers *

ITEM 2. Offer Statistics and Expected Timetable *

ITEM 3. Key Information *

ITEM 4. Information on the Company *

ITEM 5. Operating and Financial Review and Prospects *

ITEM 6. Directors, Senior Management and Employees *

ITEM 7. Major Shareholders and Related Party Transactions *

ITEM 8. Financial Information *

ITEM 9. The Offer and Listing *

ITEM 10. Additional Information *

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk *

ITEM 12. Description of Securities Other than Equity Securities *

PART II *

ITEM 13. Defaults, Dividend Arrearages and Delinquencies *

ITEM 14. Material Modifications of the Rights of Security Holders and Use of Proceeds *

ITEM 15. *

ITEM 16. (Reserved) *

PART III *

ITEM 17. Financial Statements *

ITEM 18. Financial Statements *

ITEM 19. Exhibits *

PRESENTATION OF INFORMATION

Madeco S.A. is a sociedad anonima abierta (open stock corporation) organized under the laws of the Republic of Chile ("Chile"). In this Annual Report on Form 20-F (the "Annual Report"), unless otherwise specified, all references to "Madeco" or the "Company" are to Madeco S.A. together with its consolidated subsidiaries and references to "Madeco Chile" include only Madeco S.A. The fiscal year for the Company ends on December 31 of each year. Madeco prepares its financial statements in Chilean pesos and in conformity with Chilean generally accepted accounting principles, or "Chilean GAAP". Chilean GAAP as applied to Madeco differs in certain important respects from U.S. GAAP. See Note 36 to Madeco's audited consolidated financial statements (together with the notes thereto, the "Consolidated Financial Statements") for the years ended December 31, 2000, 2001 and 2002 (with the exception of the Balance Sheet, which is included only as of December 31, 2001 and 2002), contained elsewhere in this Annual Report, for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income and total shareholders' equity for the periods and as of the dates therein indicated. Unless otherwise specified, financial data for all periods included in the Consolidated Financial Statements and elsewhere throughout this Annual Report have been restated in constant Chilean pesos as of December 31, 2002 (which is further explained in Note 2 to the Consolidated Financial Statements). For clarity of presentation, certain amounts represented in U.S. dollars and Chilean pesos, as well as percentages, have been rounded. As a result, certain totals may not directly reflect the sum of their components.

Madeco's operations are organized into four business units: Wire and Cable, Brass Mills, Flexible Packaging and Aluminum Profiles. The following table sets forth the divisions within each business unit as well as the countries where Madeco maintains operations for each respective business:

Business Unit	Divisions	Countries of Operations
Wire and Cable	Metallic Cable Optical Fiber	Chile, Brazil, Peru and Argentina Brazil and Argentina
Brass Mills	Pipes, Bars and Sheets ("PBS") Coins	Chile and Argentina Chile
Flexible Packaging	N/A	Chile and Argentina
Aluminum Profiles	N/A	Chile and Bolivia (representative office)

To facilitate an understanding of the Company's activities and performance, information for a business unit may be presented by division. In each division, exports are defined as sales to customers in countries where the Company does not maintain operations for the corresponding business.

The Company uses the metric system of weights and measures in calculating its operating and financial data. A conversion table of the most common metric units used by the Company and their U.S. equivalent units is set forth below:

1 kilometer = 0.6214 miles	1 mile = 1.6093 kilometers
1 meter = 3.2808 feet	1 foot = 0.3048 meters
1 kilogram = 2.2046 pounds	1 pound = 0.4536 kilograms
1 ton = 2,204.6 pounds

This Annual Report contains various estimates by the Company of industry size, market share data and related sales volume information. These estimates are based principally on the Company's analysis of available information, which includes: (i) the Company's internal production and sales data; (ii) import and export reports made available by customs authorities; (iii) copper sales reports from Corporación Chilena del Cobre (the Chilean Copper Corporation, or "Cochilco"); (iv) import and export reports from central banks of the countries where the Company has operations; (v) production reports from the Company's suppliers of copper rods; (vi) sales information filed publicly by some of the Company's competitors; and (vii) information informally obtained from market participants and the Company's suppliers. No third parties or other independent companies have provided estimates or confirmed the Company's market share calculations and estimates. Sources that use methodologies which are not identical to the Company's may produce different results.

FORWARD LOOKING STATEMENTS

This Annual Report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). These statements relate to analyses and other information, which are based on forecasts of future results and estimates of amounts not yet determinable. The statements also relate to the Company's future prospects, development and business strategies.

These forward-looking statements are identified by the use of terms and phrases such as "anticipates", "believes", "could", "designed to", "estimates", "expects", "goal", "intends", "may", "plans", "predicts", "projects", "should", "thinks", "will" and similar terms and phrases. Actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation:

Estimates Relating to the Company's Capital Expenditures Plan. The Company reviews its capital investment program periodically and changes to the program are made as it believes is appropriate. Accordingly, there can be no assurance that the Company will fully implement its capital expenditures plan and the actual amount of future capital expenditures will depend on a variety of factors. See: "Item 5. Operating and Financial Review and Prospects - Capital Expenditures" for a discussion of the Company's expected future capital expenditures;

"Cost-plus" Pricing Policy. Although the Company intends to continue its cost-plus pricing policy, there can be no assurance that the Company will be able to increase its selling prices in response to increases in the cost of raw materials in the future. See: "Item 3. Key Information - Risk Factors", "Item 4. Information on the Company - Raw Materials" and "Item 5. Operating and Financial Review and Prospects - Fluctuations in LME Metal Prices and Exchange Rates between Countries" for a discussion of the effects of fluctuations in the price of raw materials;

Competition. Although the Company believes it will continue to compete effectively in its markets and industries, no assurance can be given in this regard. See: "Item 3. Key Information - Risk Factors" and "Item 4. Information on the Company - Business Overview" for a discussion of factors that could affect the Company's ability to compete;

Dividends. The Company's current dividend policy is subject to various factors, including those described under "Item 8. Financial Information - Dividend Policy";

Economic Developments in Argentina and Latin America Generally. The economic deterioration in Argentina has materially adversely affected and could continue to materially adversely affect the Company. Adverse changes in any of the Latin American economies where the Company operates with respect to economic growth, currency devaluation, rates of inflation and other factors could have an adverse effect on the Company's business and results of operations. See: "Item 3. Key Information - Selected Financial Data, and - Risk Factors" and "Item 5. Operating and Financial Review and Prospects - Economic Overview";

Political Developments in Argentina and Latin America Generally. Adverse changes in the political situations within Argentina and other countries where the Company operates, including, without limitation, political instability and reversal of market-oriented reforms or the failure of such reforms to achieve their goals, could have an adverse effect on the Company's business and results of operations. See: "Item 3. Key Information - Risk Factors";

Developments in Local and International Markets. Adverse changes in the international markets for the Company's products, including markets in local markets where the Company maintain operations as well as other Latin American countries, Asia, the United States or Europe could have an adverse effect on the Company's business and results of operations; and

Additional Factors. See: "Item 3. Key Information - Risk Factors", for a discussion of some of the additional factors that could cause actual results to differ materially from those expected by the Company.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company's business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

REQUESTS FOR INFORMATION

Written requests for copies of this Annual Report should be directed to Madeco S.A., Ureta Cox 930, San Miguel, Santiago, Chile, Attention: Marisol Fernandez, Investor Relations. Facsimile requests may be directed to (56-2) 520-1545. Telephone requests may be directed to (56-2) 520-1390 or (56-2) 520-1000. E-mail requests may be directed to ir@madeco.cl. Additional information about the Company and its products can be found at www.madeco.cl. The contents of this website are not incorporated into this Annual Report.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisers

Not applicable

ITEM 2. Offer Statistics and Expected Timetable

Not applicable

ITEM 3. Key Information

Selected Financial Data

The following table presents selected consolidated financial information for the Company as of the dates and for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements of the Company included elsewhere herein. The reports of Deloitte & Touche on the Consolidated Financial Statements for the years ended December 31, 2002, 2001 and 2000 appear elsewhere in this Annual Report. The Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. Note 36 to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company and includes a reconciliation to U.S. GAAP of net income and shareholders' equity for the years ended December 31, 2000, 2001 and 2002.

For clarity of presentation, certain amounts represented in U.S. dollars and Chilean pesos, as well as percentages, have been rounded. As a result, certain totals may not directly reflect the sum of their components.

Financial information as of and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 is presented below in constant pesos of December 31, 2002.

	Year ended December 31,
	1998	1999	2000	2001	2002
	(in millions of constant Ch$ as of December 31, 2002)
Income Statement Data (Chilean GAAP)
Net sales	388,372	279,140	321,380	341,869	256,283
Operating income (loss)	38,804	(14,046)	10,598	10,986	4,003
Income (loss) from continuing operations	38,804	(14,046)	10,598	10,986	4,003
Non-operating income	13,312	18,183	5,540	6,078	2,273
Non-operating expense	(25,472)	(48,784)	(29,474)	(55,964)	(41,406)
Price-level restatement and translation losses	(8,608)	(12,139)	(5,919)	(13,611)	(8,442)
Income tax	(4,314)	(2,963)	1,545	(431)	1,402
Net income (loss)	13,864	(57,817)	(17,810)	(51,599)	(40,166)

Per share (Chilean GAAP)
Number of shares	370,917,661	370,917,661	386,000,000	386,000,000	405,511,028
Net income	37.4	(155.9)	(46.1)	(133.7)	(99.1)
Dividend per share in Ch$	44.08	-	-	-	-
Dividend per ADS in US$ (1)	0.09	-	-	-	-

Income Statement Data (U.S. GAAP)
Net sales	388,444	278,988	321,129	341,259	252,280
Operating income (loss)	38,894	(14,039)	10,536	(7,847)	(9,394)
Net income (loss)	25,492	(45,010)	(26,132)	(54,451)	(43,655)

Balance Sheet Data (Chilean GAAP)
Current assets	209,462	166,630	189,823	153,778	120,795
Fixed assets	228,442	215,875	214,454	205,976	201,232
Total assets	517,957	449,254	464,337	416,840	378,152
Current liabilities	148,041	125,974	187,210	149,398	179,439
Long-term liabilities	136,142	142,306	98,845	125,277	86,096
Total liabilities	284,183	268,281	286,055	274,675	265,535
Interest bearing debt	222,149	206,325	217,955	229,329	223,943
Minority interest	10,588	13,486	13,419	15,122	13,385
Total shareholders' equity	223,186	167,487	164,863	127,043	99,232

Balance Sheet Data (U.S. GAAP)
Total assets	506,671	449,430	459,265	413,836	365,821
Long-term liabilities	131,563	121,887	93,161	107,109	86,079
Total shareholders' equity	210,997	168,385	157,530	116,853	85,552

(1) At year-end 2002, 1 ADS = 10 shares, as reflected in this table. On May 12, 2003, this ratio was changed to 1 ADS = 100 shares, as described in "Item 9. The Offer and Listing - Offer and Listing Details". Chilean peso dividends have been translated into U.S. dollars at the Dolar Observado (the "Observed Exchange Rate") reported by the Banco Central de Chile (the "Central Bank of Chile" or the "Central Bank") for the date such dividends were paid. The following table sets forth the dividend payments since January 1998, in Chilean pesos per share and US$ per ADS, as well as the effective observed exchange rates corresponding to the dates of the Company's dividend payments:
Date of Payment	Dividend Payment Ch$ per share	Exchange Rate (Ch$ per US$1.00)	Dividend Payment US$ per ADS
February 26, 1998	$8.0	454.26	US$0.18
May 8, 1998	$28.0	453.14	US$0.62
January 19, 1999	$11.0	476.91	US$0.23
May 10, 1999	$12.0	477.71	US$0.25

Exchange Rate Information

Exchange Rates

Prior to 1989, Chilean law permitted the purchase and sale of foreign exchange only in those cases explicitly authorized by the Central Bank of Chile. The Central Bank Act, which was enacted in 1989, liberalized the rules that govern the ability to buy and sell foreign exchange. The Central Bank Act now empowers the Central Bank of Chile to determine that certain purchases and sales of foreign exchange specified by law must be carried out in the Formal Exchange Market. The Formal Exchange Market is formed by banks and other entities so authorized by the Central Bank. All payments and distributions with respect to the Company's American Depositary Shares ("ADSs") referred to in this Annual Report must be transacted in the Formal Exchange Market.

For purposes of the operation of the Formal Exchange Market, the Central Bank of Chile sets a reference exchange rate (dólar acuerdo) (the "Reference Exchange Rate"). The Reference Exchange Rate is reset monthly by the Central Bank of Chile, taking internal and external inflation into account, and is adjusted daily to reflect variations in parities between the Chilean peso and each of the U.S. dollar, the Japanese yen and the Euro. Authorized transactions by banks were generally conducted within a certain band above or below the Reference Exchange Rate. In January 1992, the Central Bank of Chile reduced the Reference Exchange Rate by 5% and widened the band for transactions in the Formal Exchange Market from 5% to 10%. In November 1994, the Central Bank of Chile reduced the Reference Exchange Rate by approximately 10%. In November 1995, the Central Bank of Chile reduced the Reference Exchange Rate by approximately 2%. In January 1997, the Central Bank widened the band for transactions in the Formal Exchange Market to 12.5%. On June 25, 1998, the Central Bank of Chile reduced the band for transactions in the Formal Exchange Market to 2% above and 3.5% below the Reference Exchange Rate. At that time, the Central Bank also announced the elimination of a fixed 2% (peso re-valuing) factor which had hitherto been taken into account in the annual resetting of the Reference Exchange Rate. In September 1998, the Central Bank began a gradual widening of the exchange rate band from 3.5% to 5% above and below the Reference Exchange Rate. In December 1998, the Central Bank set the exchange band at 8% above and below the Reference Exchange Rate and provided for the gradual widening of the limits of the band at a daily rate of 0.01375%. In order to keep fluctuations in the average exchange rate within certain limits, the Central Bank of Chile intervened by buying or selling foreign exchange on the Formal Exchange Market. In September 1999, the Central Bank of Chile decided to suspend its formal commitment to intervene in the exchange market to maintain the limits of the band, and decided to intervene in the market only under extraordinary circumstances and with advance notification. The Central Bank of Chile also committed itself to provide periodic information about the levels of its international reserves. The Reference Exchange Rate was maintained as a medium-term reference for the market and to be used in contracts entered into using such rate. The Observed Exchange Rate is the average exchange rate at which commercial banks conduct authorized transactions on a given date in Chile, as determined by the Central Bank of Chile. The Central Bank of Chile generally carries out its transactions at the spot market rate. Before the suspension of the band, however, when commercial banks requested to buy U.S. dollars from the Central Bank of Chile, or requested to sell U.S. dollars to the Central Bank of Chile, the Central Bank of Chile made such sales up to 2% over the Reference Exchange Rate and carried out such purchases at 3.5% under the Reference Exchange Rate. Authorized transactions by banks are generally conducted at the spot market rate. Historically, such rate fluctuated within the band set by the Central Bank with respect to the Reference Exchange Rate. No assurances can be given that the Central Bank of Chile will not establish the band limits again.

Purchases and sales of foreign exchange effected outside the Formal Exchange Market are carried out in the Mercado Cambiario Informal (the "Informal Exchange Market"). The Informal Exchange Market reflects the supply and demand for foreign currency. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. On June 2, 2003, the average exchange rate in the Informal Exchange Market was Ch$710.50 per U.S. dollar and the U.S. dollar Observed Exchange Rate was Ch$710.25 per U.S. dollar.

The following table sets forth the low, high, average and period-end Observed Exchange Rates for U.S. dollars for each of the indicated periods starting in 1998 as reported by the Central Bank the following day. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Daily Observed Exchange Rate (Ch$ per US$)
Period	Low(1)	High(1)	Average(2)	Period - end
1998	439.58	475.41	460.29	472.41
1999	468.69	550.93	508.78	530.07
2000	501.04	580.37	539.49	573.65
2001	557.13	716.62	634.94	654.79
2002	641.75	756.56	688.94	718.61
December 2002	692.94	718.61	701.95	718.61
January 2003	709.22	738.87	722.48	736.15
February 2003	733.10	755.26	745.21	750.28
March 2003	725.79	758.21	743.28	731.56
April 2003	704.42	729.78	718.25	704.42
May 2003	694.22	714.10	703.58	714.10

_____________________

Source: Central Bank of Chile

(1) Rates shown are the low and high exchange rates, on a day-by-day basis, for each period.

(2) The average of monthly average rates during the period reported.

Madeco's international activities include operations in Argentina, Brazil and Peru. Beginning in the 1990's, both Argentina and Brazil had maintained fixed exchange rates, though in 2002 and 1999, respectively, the Argentine and Brazilian central banks determined to allow their respective currencies to float freely against the U.S. dollar. In Peru, since the 1990s there have not been restrictions on companies' ability to convert Peruvian currency into U.S. dollars, nor any associated fixed exchange rates. There can be no assurance that the countries where the Company has operations or interests will maintain their current currency exchange policies.

References to "R$", "AR$" and to "S" are to Brazilian reales, Argentine pesos and Peruvian soles, respectively. While results of the Company's foreign operations are converted to Chilean pesos on a periodic (daily, weekly or monthly) basis, low, high, average and year-end Brazilian real, Argentine peso and Peruvian sol exchange rates for 2002 have been included below for reference:

	Brazilian Real		Argentine Pesos		Peruvian Sol
	In Ch$	In US$	In Ch$	In US$	In Ch$	In US$
Low (2)	1,458.57	2.271	648.69	1.400	2,209.55	3.429
High (3)	2,967.83	3.955	2,814.40	3.900	2,738.75	3.652
Average (3)	2,000.01	2.922	2,126.87	3.084	2,424.32	3.518
Year-End (4)	2,501.09	3.533	2,428.90	3.380	2,525.91	3.515

Source: Central Banks of Chile, Brazil, Argentina and Peru

(2) Rates shown are the low and high exchange rates for each period, based on all of the daily rates within the specified period.

(3) The average annual exchange rate is based on the monthly average rates as calculated by the Central Bank of Chile.

Capitalization and Indebtedness

Not applicable

Reason for the Offer and Use of Proceeds

Not applicable

Risk Factors

The Company is subject to various changing competitive, economic, political, social and other risks and conditions, some of which are described below:

Certain Considerations Relating to Chile. The Company is engaged in its four businesses in Chile: Wire and Cable, Brass Mills, Flexible Packaging and Aluminum Profiles. For the year ended December 31, 2002, the Company had Ch$79,679 million, or 39.6% of its property, plant and equipment in Chile, and derived 56.4% of its revenues, from its Chilean operations. Consequently, the Company's results of operations and financial condition are largely dependent on the overall level of economic activity in Chile. The Chilean economy has had GDP growth rates of 3.2%, (0.8%), 4.2%, 3.1% and 2.1% for the years 1998, 1999, 2000, 2001 and 2002, respectively. There can be no assurance regarding future rates of growth relating to the Chilean economy. Some of the factors that would be likely to have an adverse effect on the Company's business and results of operations include future downturns in the Chilean economy, a return to the high inflation experienced by Chile in the 1970s and a devaluation of the Chilean peso relative to the U.S. dollar.

Developments in Emerging Markets May Affect the Company. Although the Company's principal businesses are in Chile, the Company also maintains substantial assets and derives significant revenue from its operations in Brazil, Argentina and Peru. For the year ended December 31, 2002, the Company had Ch$62.942 million, or 31.3% of its property, plant and equipment in Brazil, and derived 26.3% of its revenues, from its Brazilian operations. In the case of Argentina, the Company had Ch$42,227 million, or 21.0% of its property, plant and equipment in Argentina, and derived 5.5% of its revenues from its Argentine operations. In the case of Peru, the Company had Ch$16,385 million, or 8.1% of its property, plant and equipment in Peru, and derived 11.9% of its revenues from its Peruvian operations.

In recent years, Argentina has suffered a prolonged economic recession which culminated in a political and economic crisis by the fourth quarter of 2001. During 2002 the Argentine economy stabilized as a result of measures adopted by the Argentine government, including restrictions on bank deposits and withdrawals, exchange controls, suspension of payments of external debt and the abrogation of Argentine peso convertibility. Nevertheless, Argentina's economy has continued to contract. This prolonged economic deterioration has materially adversely affected the Company, requiring the Company to close the majority of its operations in Argentina. There can be no assurance regarding how the new Argentine government elected in May 2003 will attempt to resolve the country's substantial economic challenges or if the new government will be successful in achieving its aims.

In 2001, the Brazilian, Chilean and Peruvian economies appear not to have been significantly impacted by Argentina's economic slow-down. In 2002, however, the Argentine crisis trigged, a deterioration of Latin American economies in general, strongly affecting the terms of trade among the countries of that region, which caused a substantial outflow of foreign capital from the region and therefore a devaluation of the region's currencies. Brazil experienced GDP rates of 0.8%, 4.4%, 1.4% and 1.5% for the years 1999, 2000, 2001 and 2002, respectively. The Brazilian economy was negatively affected as a result of its 52.3% currency devaluation in relation to the U.S. dollar in 2002 (from 2.32 reales per 1.00 U.S. dollar to 3.53 reales per 1.00 U.S. dollar) and the political uncertainties due to the presidential elections in Brazil in October 2002. Accordingly, in 2002 the Company registered a loss amounting to Ch$10,248 million as a result of the devaluation of the Brazilian real. This loss was partially offset by Madeco's currency exchange hedging strategy which had income of Ch$7,938 million in 2002. For the first quarter of 2003, the Company registered net charges totaling Ch$319 million (stated in pesos as of March 2003), attributed to foreign currency translation loss and hedges associated with the fluctuation of the Brazilian real versus the U.S. dollar, which had no effect on the Company's Brazilian operations.

In the case of Argentina, on January 11, 2002, Argentina abandoned its fixed Argentine peso to U.S. dollar exchange rate of AR$1.00 to US$1.00, allowing the peso to float at market rates. From that date to December 31, 2002, the Argentine peso experienced a 141.4% devaluation against the U.S. dollar; at June 2, 2003, the peso-dollar exchange rate was AR$2.85 per US$1. For the year ended December 31, 2002, the Company had 14.9% of its assets in Argentina and derived 5.5% of its revenues from its Argentine operations. For the year ended

2002, the Company registered a currency translation loss associated with the Argentine peso devaluation against the U.S. dollar amounting to Ch$1,755 million (stated in pesos as of December 2002). Currency volatility which impact the Company's earnings could continue to adversely affect the Madeco's earnings. However, given the recent relative stability of the Argentine market, its currency appreciated as of March 2003 with respect to year end 2002. Consequently, in the first half of 2003 the Company had income amounting to Ch$1,026 million in the price-level adjustment account. While the Company expects to reopen certain of its Brass Mills operations during 2003 and intends to reopen certain of its other Argentine operations as economic conditions improve in Argentina, there can be no assurance when or if the Company will reopen its Argentine operations.

There can be no assurance that a continued Argentine economic slow-down will not more negatively affect the economies of Chile, Brazil or Peru, which in turn could materially adversely affect the Company's results and operations.

The economies into which the Company exports the products it manufactures are also affected by social and political changes. There can be no assurance that political changes or political instability in the countries in which the Company operates or into which it exports its products will not materially adversely affect the Company in the future. Moreover, there can be no assurance that the economic system in Chile and the new free trade agreements, which are expected to allow the Company to export its products more readily, will be maintained in the future.

Developments in Emerging Markets May Affect the Market Value of Chilean Securities. The market value of securities of Chilean companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Chile, investors' reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Chilean issuers. For example, in the second half of 1998 and early 1999, prices of Chilean securities were materially adversely affected by the economic crisis in Russia and Brazil. There can be no assurance that the market value of the Company's securities would not be adversely affected by events elsewhere, especially in emerging market countries.

Opportunities to Secure Financing Necessary to Operate the Company's Businesses May Be Limited. In the future, the Company may need to raise funds for various purposes. Madeco was notified on July 1, 2002 that the Comisión Clasificadora de Riesgo (the "Risk Classification Commission"), which regulates the investment activities of pension funds in Chile, had ruled that as a result of the downgrading of the credits ratings of the Company's securities and the deterioration of Madeco's financial situation, Chilean pension funds will be further limited in the amount of debt securities or common shares of Madeco that they may hold. See: "Item 5. Operating and Financial Review and Prospects - Changes in the Company's Risk Classification". Given that Chilean pension funds together constitute the most significant investor group in Chilean securities, this action by the Risk Classification Commission has materially and adversely affected the price and liquidity of Madeco's common shares and bonds. There can be no assurance regarding the effect on Madeco by this action, including on Madeco's ongoing ability to secure financing, nor regarding any future actions of the Commission. There can further be no assurance that capital will be available in the future as needed on reasonable terms in Chile or otherwise. An inability to obtain capital could constrain the Company's ability to refinance debt, expand sales, improve productivity or take advantage of opportunities and could have a material adverse effect on the Company's financial condition and results of operations.

The Company is Controlled by One Majority Shareholder, Whose Interests May Differ from Minority Shareholders. As of March 31, 2003, the Quiñenco Group owned 84.3% of the Company's shares. Accordingly, the Quiñenco Group has the power to control the election of all but one of the members of the Company's Board of Directors and its interests may differ from the interests of other holders of the Company's shares. The Quiñenco Group has a significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of Madeco's assets and going-private transactions, and also the power to prevent or cause a change in control. Although Chilean securities and corporate laws require that any change of control occur through a public tender offer, Madeco's majority shareholder is entitled under these laws to dispose of its shares in a private transaction before January 1st, 2004 pursuant to a one-time exemption from these tender offer requirements. Such a private disposition could deprive minority shareholders of the benefits of a change of control and a related tender offer, including the possibility of selling their shares at a premium over their market value.

Following Madeco's Restructuring of its Indebtedness, the Company is Now More Susceptible to Interest Rate Risk. Most of Madeco's bank facilities now have floating interest rates (based on LIBOR or TAB (Chilean Inter-bank rate)) following the Company's restructuring of its indebtedness in 2002. There can be no assurance that a substantial raise in interest rates could not materially adversely affect Madeco's financial position.

The Price of Madeco's ADSs and the U.S. Dollar Value of Any Dividends Will Be Affected by Fluctuations in Exchange Conditions. The Company's ADSs trade in U.S. dollars. Fluctuations in the exchange rate between certain Latin American currencies and the U.S. dollar are likely to affect the market price of the ADSs. For example, since Madeco's financial statements are reported in Chilean pesos and any dividend paid will be denominated in Chilean pesos, a decline in the value of the Chilean peso against the U.S. dollar would reduce the Company's earnings as reported in U.S. dollars and would reduce the U.S. dollar equivalent of any dividend.

A devaluation of the Brazilian, Argentine or Peruvian currency versus the U.S. dollar would also reduce the Company's earnings in Chilean pesos and therefore the earnings reported in U.S. dollars. For example, given the relative importance of Brazilian operations to the Company's consolidated results, a devaluation in Brazil's currency could have a materially adverse impact on the Company's earnings.

For a further discussion regarding the Company's currency exchange rate risk, see: "Item 11. Quantitative and Qualitative Disclosures about Market Risk - Foreign Currency Exchange Rate Risk".

Holders of ADSs May be Subject to Certain Risks. Due to the fact that holders of ADSs do not hold their shares directly, they are subject to the following additional risks:

In the event of a dividend or other distribution, if exchange rates fluctuate during any period of time when the ADS depositary cannot convert a foreign currency into dollars, the ADS holders may lose some or all of the value of the distribution. There can be no assurance that the ADS depositary will be able to convert any currency at a specific exchange rate or sell any property, rights, shares or other securities at a specific price, or that any of such transactions can be completed within a specific time period.

In order to vote at shareholders' meetings, ADS holders not registered on the books of the ADS depositary are required to transfer their ADSs for a certain number of days before a shareholders' meeting into a blocked account established for that purpose by the ADS depositary. Any ADS transferred to this blocked account will not be available for transfer during that time. ADS holders who are registered on the books of the ADS depositary must give instructions to the ADS depositary not to transfer their ADSs during this period before the shareholders' meeting. ADS holders must therefore receive voting materials from the ADS depositary sufficiently in advance in order to make these transfers or give these instructions. There can be no guarantee that ADS holders will receive voting materials in time to instruct the ADS depositary how to vote. It is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote at all. Additionally, ADS holders may not receive copies of all reports from Madeco or the ADS depositary. Holders may have to go the ADS depositary's offices to inspect any reports issued.

In the event the Company fails to meet any of the continued listing requirements of the New York Stock Exchange, or "NYSE", the Company's ADSs may become subject to delisting at the option of NYSE. In the past year the Company was not in compliance with NYSE's minimum security price and minimum market capitalization continued listing requirements. See: "Item 9. The Offer and Listing - Offer and Listing Details". However, on May 21, 2003 NYSE informed the Company that as a result of actions taken by the Company to meet these continued listing requirements, the Company would regain compliance with both the minimum security price and the minimum market capitalization requirements if these continued listing requirements were successfully sustained over a 30 trading-day period. NYSE will continue to monitor Madeco's financial situation, results of operations and the progress of its business plan on a quarterly basis through the third quarter of 2003. In addition, NYSE will monitor the Company's compliance with the minimum listing requirements on a monthly basis through June 23, 2003. There can be no assurance that the Company will not fail to meet the NYSE continued listing requirements in the future.

Copper Supply and Price Levels. Copper is the primary raw material used by the Company, and the Company's results of operations are heavily dependent on its ability to buy an adequate supply of copper. Prices for copper are affected by numerous factors outside the Company's control and have historically fluctuated greatly.

Cochilco, a governmental entity, guarantees and regulates the supply of copper to all domestic copper manufacturers in Chile according to the Ley de Reserva del Cobre, or the

Copper Reserve Law. On an annual basis, all Chilean copper purchasers must inform Cochilco of their estimated copper requirements for the upcoming year. Cochilco assigns the domestic copper demand to the various mining companies and establishes conditions for the sale of copper including price levels, which reflect London Metal Exchange ("LME") prices adjusted for reduced transportation and related insurance costs. Cochilco establishes the terms of the annual copper supply contracts between the copper producers and manufacturers such as the Company. Additionally, Cochilco imposes on domestic copper manufacturers an obligation to purchase a specified quantity range of copper, with the maximum quantity being the total amount allotted to each company. Under this current system, copper purchases are made on a monthly basis, and payments are required prior to delivery. Over the past 10 years, the Company has not experienced any difficulty in obtaining adequate supplies of copper at satisfactory prices under these arrangements.

Copper Reserve Law. A long-standing project exists to study a possible modification or elimination of the Copper Reserve Law. While the Company is not able to predict when and how the law may be modified, if at all, a modification could provide a significant change in the relationship between Madeco and its copper suppliers. In the event that the Copper Reserve Law is abolished, Madeco could have the opportunity to negotiate the sales conditions of its copper purchases directly with the domestic copper producers, and the resulting contracts may be more or less favorable than under actual conditions in terms of volume commitment requirements, payment terms and/or penalties.

Fluctuations in London Metal Exchange Prices of Copper and Aluminum. Historically, international prices of both copper and aluminum have fluctuated greatly. The Company's price policy is to sell its copper and aluminum products based on the quantity of metal contained valued at the London Metals Exchange, or "LME", prices. The ability to modify selling prices in response to fluctuations in the cost of raw materials does not insulate the Company from non-operating, non-cash accounting losses which may arise as a result of recording copper and aluminum inventories at the lower of restated cost or net realizable value in a declining price environment. The Company generally has been able to increase its selling prices in response to increases in costs of copper and/or aluminum. There can be no assurance, however, that the Company will be able to recover increases in the cost of copper and/or aluminum in the future.

Dependence on Several Raw Material Suppliers. The Company is dependent on a limited number of suppliers for the procurement of copper, aluminum and optical fiber. However, the Company believes that its contracts and other agreements with third-party suppliers contain standard and customary terms and conditions. During the past ten years, the Company has experienced no substantial difficulties in obtaining adequate supplies of necessary raw materials at satisfactory prices nor does it expect to do so in the future. Moreover, these raw materials are commodities that can be acquired from various multinational suppliers. In case of optical fiber, at the end of 2000 due to the strong increase in optical fiber demand, it was experienced a worldwide shortage of this particular raw material. The Company's Brazilian subsidiary, as well as most of the suppliers of optical fiber cables, faced some difficulties in obtaining the optical fiber levels required to meet new business opportunities.

Concentration of Customer Base. Over the past decade, there has been some consolidation within the various industries to which the Company sells its products. As a consequence, the Company's larger customers are now both fewer in number and more powerful in their ability to demand favorable sales conditions from Madeco such as prices and payment terms. This development could potentially put downward pressure on the Company's price levels and margins. See: "Item 4. Information on the Company - Business Overview".

Demand for Telecommunications Cable Has Significantly Decreased and is Not Expected to Recover to Previous Levels. Despite significant demand in 2000 and 2001 by the telecommunications, or "telecom", industry for both copper and fiber optic cable, demand for these products which are manufactured by the Company have since significantly diminished. For a further discussion of this decrease in demand, see: "Item 4. Information on the Company - Business Overview - Wire and Cable - Summary of Sales - Brazil" and "Item 5. Operating and Financial Review and Prospects - Changes in Demand for Copper and Optical Fiber Telecom Cable". The Company does not expect the demand for these products by the telecom industry to recover in the foreseeable future and there can be no assurance that the demand for these products will increase to previous levels or at all.

Operations are Subject to Environmental Laws and Regulations. Madeco's operations are subject to laws and regulations relating to the protection of the environment in the various jurisdictions in which the Company operates, such as regulations regarding the release of copper, aluminum or plastics dust into the air. Stricter laws and regulations, or stricter interpretations of existing laws or regulations, may impose new liabilities on the Company or result in the need for additional investments in pollution control equipment, either of which could result in a material adverse effect on Madeco's profitability.

ITEM 4. Information on the Company

History and Development of the Company

General

Madeco S.A. (formerly known as Manufacturas de Cobre Madeco S.A.), was incorporated in the Republic of Chile in 1944 as a sociedad anónima abierta, or open stock corporation, and operates under the laws of Chile. The Company also has operations in Argentina, Brazil and Peru.

The Company's head office and principal business address is located at Ureta Cox 930, Santiago, Chile. The telephone number at the Company's head office is (56-2) 520-1000, and the facsimile number is (56-2) 520-1140.

Madeco's operations are organized into four principal operating segments or business units based on production processes. The Company's current business segments are: 1) Wire and Cable, 2) Brass Mills, 3) Flexible Packaging and 4) Aluminum Profiles.

Madeco's principal products include: 1) in the Wire and Cable business: multi-strand copper and optical fiber telecom cables, building wire, copper and aluminum power cables, magnetic wire and mining cables; 2) in the Brass Mills business: pipes, sheets, coils, busbars, bars and coin blanks made from copper, aluminum and related alloys; 3) in the Flexible Packaging business: flexible packaging containers, aluminum foil and plastic wrap; and 4) in the Aluminum Profiles business: the design and production of aluminum profile closing systems for both housing and commercial buildings and profiles used as a raw material in the fabrication of durable goods such as refrigerators and ovens.

In 2002, the Company's consolidated net revenues amounted to Ch$253,283 million, of which 51.2% was derived from Madeco's Wire and Cable unit, 22.1% from the Brass Mills unit, 15.8% from the Flexible Packaging unit and 11.0% from the Aluminum Profiles unit.

History

The Company was founded by Manufacturera de Metales S.A., or "Mademsa", in 1944, to produce copper and copper-alloy based products such as wires, cables, sheets, plates, pipes, bars and busbars. The original principal shareholders were the Simonetti brothers and Corporacion de Fomento de la Produccion ("Corfo"). In 1954, the Company began to produce aluminum products such as profiles, sheets and foil, and in 1961 established Alusa S.A. with the Zechetto family to manufacture flexible packaging for use in the mass consumer market for food, snacks and cosmetic products. As a consequence of the political turmoil in Chile at the time, Madeco was forcibly nationalized in 1971 and remained under government control during the administration of President Salvador Allende Gossens. In 1975, during the military government, presided by General Augusto Pinochet Ugarte, operating control of the Company was returned to Shareholders. In 1980, through Quiñenco S.A., the Luksic Group (one of the largest diversified companies engaged in the industrial and service sectors in multiple countries within Latin America) made a substantial investment in the Company, and in 1983, acquired majority control. The Company's name was changed to Madeco S.A. in 1986. As of December 31, 2002, the Luksic Group beneficially owned 53.4% of the shares of Common Stock of the Company and after the capital increase in March 31, 2003, the Luksic Group owned 84.3% of the Company's shares (2,275,895,409 shares). See: "- Organizational Structure", "Item 5. Operating and Financial Review and Prospects - The Company's Compliance with Financial Covenants and its Refinancing Plan" and "Item 7. Major Shareholders and Related Party Transactions".

In 1987, Madeco created Colada Continua Chilena S.A., in conjunction with its two local cable competitors. The joint venture is a copper rod production company, created to procure high quality copper rod (the principal raw material used in the fabrication of wire and cable products) at the lowest possible cost.

The Company commenced its international expansion in 1990 through the acquisition of Industrias Electricas de Quilmes S.A., or "Indelqui", an Argentine producer of telecom and energy cables. A year later, the Company acquired Indalum S.A., a Chilean aluminum profiles manufacturer. In conjunction with these acquisitions, Ingewall S.A. was created to participate in the curtain wall installation business. In 1993, the Company made a capital increase whereby 57,750,000 shares were placed on the Santiago Stock Exchange and on the NYSE in the form of

ADSs, raising approximately US$83 million. That same year, the Company entered into the Peruvian market through the acquisition of Triple-C (a cable producer) and continued its Argentine expansion with the acquisition of a power cable plant in Llavallol. The Company also expanded its Flexible Packaging business into Argentina with the construction of a plant in San Luis (Aluflex S.A.).

During 1994, Madeco completed the first phase of its expansion plan with the acquisition of Guillermo Decker S.A.I.C.A.F. e I. ("Decker"), an Argentine Brass Mills operation. In the same year, the Company's Triple-C subsidiary merged with Indeco S.A., one of the leaders in the Peruvian wire and cable market; the new combined operation kept the name Indeco S.A.

In 1996, the Company refinanced its debt through a US$110 million private placement offering in the international capital markets. Madeco also indirectly acquired a 25% interest in each of Peruplast S.A. and Tech Pack S.A. ("Techpack"), whose combined operations constitute one of the largest Peruvian manufacturers of flexible packaging products for the mass consumer market.

In the second half of 1997, the Company increased its capital through a second ADS offering in the international capital markets and a simultaneous offering of common stock in the local Chilean market. A total of 33,167,661 shares were issued, subscribed and paid, raising approximately US$76 million.

In 1997, Madeco expanded into the Brazilian market with the US$122 million (historic value) acquisition of 67% of the outstanding stock of Ficap, one of the largest manufacturers of copper and aluminum wires and cables. The Company acquired the remaining 33% of Ficap in 1998 for US$58 million (historic value). In the same year, the Company also merged its two Argentine operating subsidiaries; the new entity, Decker-Indelqui S.A, includes both Wire and Cable and Brass Mills operations.

On June 12, 1999, the Company announced the joint venture created between Ficap and Corning International Corporation ("Corning"), a subsidiary of Corning, Inc. Corning has headquarters in the United States and is a global supplier of optical fiber used for the production of optical fiber telecom cables. The joint venture company, named Ficap Optel Ltda. ("Ficap Optel"), is dedicated to the production of optical fiber telecom cables. The joint venture was formed with equity capital valued at approximately US$11 million, and Ficap and Corning initially owned 75% and 25%, respectively. Ficap contributed its existing production facility to the venture and Corning contributed equity capital in the form of cash. Operations of the new company commenced in July 1999, with an installed annual capacity of one million kilometers ("kms"), of optical fiber.

In 1999, Madeco hired the consulting group McKinsey & Co. to undertake a comprehensive analysis and strategic review of its various operations. As a result of the project, Madeco restructured its operations into its current four business units. As part of the Company's decision to divest its non-strategic assets, in December 1999, the Company sold a temporary employment outsourcing business. Also in December 1999, Madeco sold its 9.6% interest in VTR S.A. to Quiñenco for Ch$18,432 million. In 2000, Madecotel S.A. (dedicated to the installation of telephone networks) and Emisa S.A. (dedicated to the repair of electric motors and switches, electrical installations and the production of items such as fuse and breaker boxes) were also divested.

In 2000 and 2001, Madeco undertook a series of financial operations to raise capital. During April 2000, 15,082,339 of the Company's authorized shares which had remained unissued from the 1997 capital increase were sold in Chile, raising approximately US$13 million. Also in April 2000, Madeco issued its Series A bonds for a total of UF2,500,000, equivalent to US$75 million in the Chilean market. The Company also issued its Series C bonds in the local market for a total of UF1,500,000, equivalent to US$35.5 million in August 2001.

In April 2001, the Company modified its Ficap Optel joint venture agreement with Corning Inc. Corning increased its interest in Ficap Optel from 25% to 50% by acquiring a 25% interest from the Company. As part of the new joint venture arrangement, Ficap Optel changed its name to Optel Ltda. ("Optel") and purchased 99.9% of Optel Argentina S.A. (formerly Corning Cable Systems Argentina S.A.).

At the beginning of the year 2002, as a consequence of Argentina's economic environment and political instability, the Company suspended its Argentine Wire and Cable and Brass Mills production operations. Currently, Decker-Indelqui maintains a minimal staff in Argentina, primarily to sell products imported from certain of Madeco's Brazilian and Chilean facilities and to ensure the security and maintenance of its Argentine production facilities. The Company has stated that it intends to reopen certain of the operations of its Decker-Indelqui subsidiary's Argentine facilities when economic conditions improve in Argentina, though there can be no assurance when or if the Company will reopen its Argentine operations. Further, Madeco and its joint venture partner, Corning, have minimized the operations of their Argentine optical fiber joint venture, Optel.

In February 2002, with respect to Madeco's Aluminum business unit, the Company made the strategic decision to focus solely on the fabrication of aluminum profiles and exit the complementary curtain wall business segment. The Company sold its operating assets, valued at approximately US$1.2 million, which primarily included product inventories, receivables, machinery and equipment and the Ingewall brand. The sale also included the transfer of payables and other liabilities, the net transaction price amounting to approximately US$0.6 million.

Recent Developments

Optel Arbitration

On June 27, 2002, Madeco announced that it had been notified by Corning Inc., Madeco's joint venture partner in Optel which produces optical fiber cable in Brazil and Argentina, of its desire to liquidate the joint venture. Madeco believes that Corning is attempting to unjustifiably terminate its agreement with Madeco and has filed an arbitration suit against its partner to resolve this dispute. See: "Item 8. Financial Information - Legal Proceedings".

New Management Team

On July 26, 2002, the Company's Board of Directors designated a new senior management team, led by Mr. Tiberio Dall'Olio, the Company's new Chief Executive Officer. The new senior executives assumed their new responsibilities on October 1, 2002, and together are implementing an operational restructuring intended to optimize the Company's substantial resources and production abilities. The Company's objectives for the period 2003-2005 are described below under "-Strategies."

Capital Increase and Debt Restructuring

Throughout most of 2002, the Company worked to implement a financial restructuring plan which included a substantial capital increase for the Company and an agreement with the Company's creditor banks pursuant to which certain of the Company's indebtedness would be paid by the Company and certain remaining indebtedness would be restructured. Also during this period certain of the Company's creditor banks and bondholders waived the Company's non-compliance with debt instrument covenants, and certain bonds were capitalized, while others were paid.

The Company's capital increase was initially expected to be in an amount equaling approximately US$90 million. However, the initial capital increase attempt in September-October 2002 was unsuccessful due to procedural time constraints required by applicable Chilean law and difficulties in reaching an agreement with the relevant creditor banks resulting in lower than expected capital increase subscription.

Subsequent to the expiration of the allotted time period to effect the September-October 2002 capital increase, the Company's shareholders approved, during an Extraordinary Shareholders' Meeting held on November 14, 2002, a new capital increase of Ch$101,379,996,000 (equal to US$143.5 million at the Ch$706.54 to US$1.00 Observed Exchange Rate for November 14, 2002), divided into 5,632,222,000 shares. Certain of the shares approved were for the purpose of officer compensation, see: "Item 6. Directors, Senior Management and Employees - Compensation".

The Company entered into amended and restated agreements with 14 of its bank creditors, including twelve local and two international banks, on December 18, 2002, rescheduling such bank indebtedness in a total amount of approximately US$120 million. The debt restructuring was contingent upon the successful completion of the Company's capital increase and the payment of 30% of the Company's outstanding debt to those banks, among other requirements.

During the preemptive rights offering period through March 22, 2003, Company shareholders (other than Quiñenco and Inversiones Río Grande S.A.) subscribed and paid 79,743,935 shares as part of the capital increase, resulting in proceeds to the Company of Ch$1,914 million. On March 4, 2003, Quiñenco and its subsidiary, Inversiones Río Grande, subscribed and paid a total of 2,058,353,792 shares as part of the capital increase, resulting in proceeds to the Company of Ch$49,400 million. On that same day, as agreed on December 18, 2002 with the abovementioned 14 creditor banks the Company paid such creditors banks a total of Ch$28,847 million.

After March 22, 2003, the Company initiated a bond capitalization process, which ended on March 31, 2003. Pursuant to this bond capitalization process, the Company also redeemed a portion of its outstanding bonds in exchange for cash and newly issued shares of the Company. The following table shows the total bonds redeemed by the Company, which were paid 50% in cash and 50% in shares (at Ch$24 per share):

Bond Series	Total Amount (in UF)	Total Amount (in Ch$)
A	317,742.4	5,332,861,356
C	125,193.0	2,101,189,221
Total	442,935.4	7,434,050,577

As a result of the capital increase, the Company's subscribed and paid-in capital increased from Ch$125,657 million as of December 31, 2002 to Ch$181,317 million as of March 31, 2003. Of the total cash proceeds of Ch$51,314 million from the capital increase, bank debt and bond obligations were reduced by 13.1% to Ch$187,572 million as of March 31, 2003. As a result of the capital increase and debt restructuring, the Company believes its capital structure has been significantly strengthened, and, while there can be no assurance, it is expected that the Company will be able to comply with its financial covenants.

For additional information regarding the Company's compliance with certain financial and other covenants related to the Company's capital increase, payment and restructuring of indebtedness, and bond recapitalization, see: "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources".

Following the capital increase and restructuring on April 9, 2003, in accordance with the amended and restated agreements among the Company and certain of its creditor banks, the Company made an additional Ch$7,119 million payment to those creditors. This amount corresponds to the first capital amortization payment and interest (otherwise due in March 2006), and an additional payment of 12.68% of the last payment (due in March 2010). The Company will use the remaining amount from the capital increase of approximately Ch$7,119 million for payments due in 2004 relating to the Series C bond. These early payments are a result of the Company's restructuring in which the Company provided the abovementioned 14 banks with a covenant that it would use certain funds from the capital increase to make early payments to those creditor banks. The Company's bonds do not have such an early payment requirement.

An additional 264,800,000 shares were sold in a public auction on the Santiago Stock exchange on June 6, 2003 for Ch$7,679 million. As a result of the sale, Madeco's total outstanding shares increased to 2,963,284,806 shares. Quiñenco did not subscribe to additional shares. As a consequence, its interest in Madeco decreased from 84.3% to 76.8% as of the same date. Proceeds from the share increase will be used to reduce liabilities and provide additional working capital for the company.

ADS Ratio Change and NYSE Listing Requirements Compliance

On May 12, 2003, the Company implemented a share to ADS ratio change which became effective on May 12, 2003. The ratio of shares to ADS changed from 1 ADS = 10 shares of common stock, to 1 ADS = 100 shares of common stock. This ratio change, together with the capital increase discussed above were implemented by Madeco to attempt to comply with the NYSE's continuing listing requirements. In the past year the Company was not in compliance with NYSE's Minimum Security Price and Minimum Market Capitalization continued listing requirements. See: "Item 9. The Offer and Listing - Offer and Listing Details." However, on May 21, 2003 NYSE informed the Company that as a result of actions taken by the Company to meet these continued listing requirements, the Company would regain compliance with both the Minimum Security Price and the Minimum Market Capitalization requirements if these continued listing requirements were successfully sustained over a 30 trading-day period. NYSE will continue to monitor the Company's financial situation, results of operations and the progress of its business plan on the quarterly basis through the third quarter 2003. In addition, NYSE will monitor the Company's compliance with the minimum listing requirements on a monthly basis through June 23, 2003. There can be no assurance that the Company will not fail to meet the NYSE continued listing requirements in the future. See: "Item 9. The Offer and Listing - Offer and Listing Details".

Capital Expenditures and Divestitures

In recent years, capital expenditures have been primarily to replace equipment and expand the Company's production capacity and eliminate bottlenecks in the production process. The Company's total capital expenditures for 2000, 2001 and 2002 totaled approximately Ch$31,528 million and were principally accounted for by Ch$11,628 million invested in the Company's Wire and Cable operations, Ch$4,894 million invested in the Company's Brass Mills operations, Ch$12,152 million invested in the Flexible Packaging operations and Ch$2,473 million invested in the Aluminum Profiles operations, each as further described below. At the Annual Shareholders' Meeting held on April 24, 2003, the Investment and Financing Policy for 2003 was approved. This new policy considers that as a result of the Company's current cash flows and results, Madeco's investment policy at a consolidated level will not exceed 20% of consolidated depreciation. See: "Item 8: Financial Information - Capital Expenditures".

Wire and Cable Unit. Capital expenditures for 2002 totaled Ch$947 million. In Peru, investments included a new catenary line and improvements in the sulfate plant bought in 2000. In Chile, investments were made to increase productivity and to reduce delivery-time of products.

Expenditures during the year 2001 amounted to Ch$1,537 million. In Brazil, investments were made for the completion of a continuous vulcanizing (dry curing) line, the improvement of cabling machines, the improvement and adapting of installations and improvement of information equipment. In Chile, investments were made to buy a new plasticizer feeder system for PVC compounds and build a new machine shop for the maintenance of the plant's equipment. In Peru, investments included a continuous vulcanizing line for medium voltage thermo-stable insulation, an update to the information system, measuring equipment and the improvement of extrusion lines.

Expenditures during the year 2000 amounted to Ch$9,144 million. In Chile, investments included equipment for the production of coaxial cables and a new protective sheathing machine in order to increase the production capacity for power cables. In Peru, capital expenditures were made to reduce production costs of copper thermo-stable cables and building wire. In Brazil, the Company's investments included: an extruding machine to improve the quality of thermo-stable cables; two machines to increase the production capacity of power cables, one for protective sheathing and the other for cabling; a copper drawing machine; and, an aluminum continuous casting facility.

Brass Mills Unit. Capital expenditures for 2002 totaled Ch$452 million, which is a minimal 18.8% of the unit's depreciation.

Expenditures during the year 2001 amounted to Ch$2,387 million. In Chile, capital expenditures were primarily made to improve quality controls in the hot and cold rolling operations, through the incorporation of electronic equipment for an automatic measurement of sheet thickness.

Capital expenditures during 2000 amounted to Ch$2,056 million. In Chile, investments were made to improve the efficiency of the foundry and increase production capacity for pipes. In Argentina, capital expenditures were dedicated to transferring the foundry from Avellaneda to Llavallol, both within the greater Buenos Aires area.

Flexible Packaging Unit. Capital expenditures for 2002 totaled Ch$4,575 million, all of which was used to repurchase the Company's equipment through a lease contract. See Note 12 of the Financial Statements.

Expenditures during the year 2001 amounted to Ch$4,060 million. Investments were executed only by the Company's Chilean operation, primarily to improve quality and resolve a bottleneck in the rotogravure process: the galvanizing, chroming and polishing of cylinders.

Capital expenditures for 2000 totaled Ch$3,516 million. In the Chilean operation, investments included the annual leasing amount for the flexible packaging plant as well as the merger of two of the Company's plants. In Argentina, capital expenditures were dedicated to replace equipment.

Aluminum Profiles Unit. Expenditures during the year 2002 amounted to Ch$426 million, which was only a 69.9% of the unit's depreciation.

Expenditures during the year 2001 amounted to Ch$674 million. The unit's investments were made to update the presses and anodization equipment. Capital expenditures in 2000 amounted to Ch$1,373 million, to change the main components of the major aluminum extrusion line in order to reduce scrap levels and costs and increase product quality.

Business Overview

Strategy

On July 26, 2002, the Company's Board of Directors designated a new senior management team, which assumed its responsibilities on October 1, 2002. This team is now working to implement an operational restructuring to optimize the Company's substantial resources and production abilities. The following is a summary of management's objectives for the period 2003-2005.

    Increase sales volume and recover historical market share levels in various markets in which the Company participates through the reorganization of the sales and marketing areas and additional focus on export market sales.
    Improve operating efficiency and productivity levels in all plants through, inter alia, better plant equipment programming to minimize down-time, reductions in personnel and over-time usage, decreases in indirect operating costs (e.g., maintenance) and reduction in scrap levels.
    Minimize SG&A expenses through consolidation of administrative tasks and personnel reductions.
    Continue current policies to limit capital investments, selling non-strategic assets and improving management of working capital.
    Focus efforts on Brazilian Wire and Cable operations, where management believes there is significant potential for increased energy cable demand and specialized cable uses, market share growth and slack capacity available for export production.
    In the Chilean Wire and Cable and Brass Mills operations: improve customer service levels and warehouse logistics, optimize production to obtain better economies of scale, recapture historic market share levels, attack aggressive imports with creative commercial tactics.
    In the Aluminum Profiles unit: maintain the strong market leadership regained during the 2000-2002 period, and continue with commercial initiatives and product launches to maintain operating margin growth.
    In the Flexible Packaging unit: continue to improve customer service, plant and warehouse logistics, product quality and scrap levels as part of the turnaround process underway.

Wire and Cable

Since Madeco's incorporation in 1944, its principal business has been production, sale and distribution of wire and cable products.

The Company's Wire and Cable business unit is composed of two divisions: metallic cable and optical fiber. The following table includes the names of the Company's subsidiaries dedicated to the production, sale and distribution of metallic as well as optical fiber wire and cable products:

Entity Name	Division	Country
Madeco Chile	Metallic Cable	Chile
Ficap S.A.	Metallic Cable	Brazil
Optel Ltda.	Optical Fiber	Brazil
Indeco S.A.	Metallic Cable	Peru
Decker-Indelqui S.A.	Metallic Cable	Argentina
Optel Argentina S.A.	Optical Fiber	Argentina

At the beginning of the year 2002, as a consequence of Argentina's tumultuous economic environment and political instability, the Company suspended its Argentine Wire and Cable and Brass Mills production operations.

Currently, Decker-Indelqui maintains a minimal staff in Argentina, primarily to sell products imported from certain of Madeco's Brazilian and Chilean facilities and to ensure the security and maintenance of its Argentine production facilities. The Company has stated that it intends to reopen certain of the operations of its Decker-Indelqui subsidiary's Argentine facilities when economic conditions improve in Argentina, though there can be no assurance when or if the Company will reopen its Argentine operations.

The Company has participated in the optical fiber industry since 1997 with the acquisition of the Brazilian cable operation Ficap S.A. In June 1999 the Company created a joint venture between its subsidiary Ficap and Corning. The purpose of the joint venture, Ficap Optel Ltda., was to produce, sell and distribute optical fiber telecom cables. In April 2001, the joint venture between the Company and Corning was modified; Corning increased its stake in Ficap Optel from 25% to 50% by acquiring a 25% interest from the Company such that both parties currently own an equal 50% participation in the venture. As part of the new joint venture agreement, Ficap Optel changed its name to Optel and acquired 99.9% of Optel Argentina S.A. (previously Corning Cable Systems Argentina S.A.), thereby expanding its optical fiber business into Argentina.

On June 27, 2002, Madeco announced that it had been notified by Corning Inc., Madeco's joint venture partner in Optel which produces optical fiber cable in Brazil and Argentina, of its desire to liquidate the joint venture. Madeco believes that Corning is attempting to unjustifiably terminate its agreement with Madeco and has filed an arbitration suit against its partner to resolve this dispute. See: "Item 8. Financial Information - Legal Proceedings".

Wire and Cable - Summary of Sales

The Wire and Cable unit is Madeco's largest business unit, with revenues representing 51.2% of the Company's consolidated sales for the year 2002. The following table shows Madeco's annual net sales generated by the Wire and Cable business unit for the years 2000, 2001 and 2002:

Wire & Cable Unit - Revenues (in Ch$ million)
Year	Metallic Cable Division Revenues	Optical Fiber Cable Division Revenues	Total Revenues	% Consolidated Revenues
2000	161,653	17,810	179,463	55.8%
2001	162,109	34,672	196,781	57.6%
2002	128,886	2,207	131,093	51.2%

Wire & Cable Unit - Volume Sales
Year	Metallic Cable (in tons)	Optical Fiber Cable (in kms)	Total Volume (in tons(2))	% Consolidated Volume
2000	95,717	425,138	105,379	62.5%
2001(1)	99,935	555,202	112,553	64.8%
2002	80,568	65,452	82,056	60.6%

(1) Volume sales for the Wire and Cable unit include metal as well as insulating materials. Figures presented above differ from those presented in the Company's Annual Report on Form 20-F for the year 2000 as a result of a change in measuring volume sales. While volume sale calculations previously included only metal materials, the Company is now including both metal and insulating materials used in the production of its wire and cable products.

(2) Total volume sales presented in tons, which includes the conversion of the optical fiber volume sales using the conversion rate 1 ton = 44 kms.

Revenues generated by the Company's Wire and Cable business unit in the year 2002 amounted to Ch$131,093 million, a 33.4% decrease from the amount (Ch$196,781 million) generated in the previous year. The decrease in the unit's net sales reflects the decline of both metallic cable and optical fiber cable demand, primarily due to the decrease in Brazilian investment activity in the telecom sector as well as the ongoing effects of the Argentine crisis, including the substantial decrease in operations of our Argentine optical fiber joint venture. While metallic cable revenues decreased 20.5% versus the previous year (Ch$162,109 million in 2001 and Ch$128,886 million in 2002), optical fiber revenues' decreased by 93.6% (Ch$34,672 million in 2001 and Ch$2,207 million in 2002).

Madeco principally sells its wire and cable products in the markets where it maintains its operations. Export sales for the Wire and Cable unit consist of all sales to customers in any country other than Chile, Brazil, Peru and Argentina, and represented 15.0% of the unit's revenues for the year 2002. The following table shows Madeco's annual net sales generated by the Wire and Cable business unit by destination for the years 2000, 2001 and 2002:

Wire and Cable Unit - Revenues by Destination (in Ch$ million)
Year	Chile	Brazil	Peru	Argentina	Exports (1)	Wire & Cable Unit
2000	18,966	111,204	15,124	13,755	20,414	179,463
2001	19,554	121,049	18,665	15,271	22,242	196,781
2002	20,403	70,737	18,177	2,103	19,673	131,093

Wire and Cable Unit - Volume Sales of Metallic Cable by Destination (in tons)(2)
Year	Chile	Brazil	Peru	Argentina	Exports (1)	Wire & Cable Unit
2000	9,082	55,640	8,470	6,101	16,424	95,717
2001	10,607	59,664	9,356	4,664	15,644	99,935
2002	11,042	44,917	9,380	1,332	13,898	80,568

Wire and Cable Unit - Volume Sales of Optical Fiber Cable by Destination (in kms)
Year	Chile	Brazil	Peru	Argentina	Exports (1)	Wire & Cable Unit
2000	10,341	356,025	0	58,772	0	425,138
2001	253	473,779	6,346	32,377	42,447	555,202
2002	3,174	2,128	72	3,525	56,553	65,452

(1) Exports for the Wire and Cable unit consist of all sales to customers in any country other than Chile, Brazil, Peru and Argentina.

(2) Volume sales for the metallic cables division of the Wire and Cable unit includes metal as well as insulating materials. Figures presented above differ from those presented in the Company's Annual Report on Form 20-F for the year 2000 as a result of a change in measuring volume sales. While volume sale calculations previously included only metal materials, the Company is now including both metal and insulating materials used in the production of its wire and cable products.

Chile. Revenues generated from sales of wire and cable products in the Chilean market in the year 2002 increased 4.3% versus the same period last year, reflecting a 4.1% increase in metallic cable volume sales as well as higher sales of optical fiber cables. The Company increased its sales of copper thermo-stable and thermo-plastic cables as a result of both higher demand in the Chilean mining sector as well as plant expansions being undertaken by two durable goods manufacturers, which were partially offset by lower sales of copper telecom cables.

Brazil. The 41.6% decrease in net revenues in 2002 compared to the previous year reflects a 24.7% drop in metallic cable volume sales as well as a decrease in optical fiber sales. The reduction principally reflects the significant decline in demand for both telecom and energy cables as a result of the uncertainty in Brazil during Brazil's 2002 presidential elections, which resulted in a slowdown of investment activity in the country.

Demand for copper and optical fiber telecom cable had been especially strong from the second half of 2000 through the first half of 2001, due mainly to the expansion of two optical fiber telecom network back-bones in Brazil and investments in copper telecom cable pursuant to the concession agreement between Brazil's national telecommunications agency and various telecom companies. By the third quarter of 2001, however, demand for telecom equipment in Brazil all but halted. The Company does not expect telecom industry demand for these products to recover in the foreseeable future and there can be no assurance that the demand for these products will increase to previous levels or at all.

Peru. In 2002, revenues generated from the sale of wire and cable products in the Peruvian market decreased 2.6% versus the previous year. The revenue decline reflects lower value-added products sold resulting from a further slowdown of the Peruvian economy.

Argentina. In 2002, volume sales of metallic cable and optical fiber cable in the Argentine market dropped 71.4% and 89.1% from the previous year, respectively, reflecting the closure of the Company's Argentine wire and cable production facilities since December 2001.

Exports. Export sales for the Wire and Cable business unit include all sales made to customers in countries other than Chile, Brazil, Peru or Argentina. Revenues generated by export sales decreased 11.6% in 2002 from 2001 levels, reflecting the decline in the Latin American economies due mainly to the Argentina and Venezuela crisis and the instability in Brazil due to the presidential election that finally resulted in lower demand levels in the region. Volume sales dropped by 11.2%, in addition, prices of optical fiber cables went down due to the increased competitiveness in the sector after the collapse of demand levels. The aforementioned reductions were partially compensated by higher volume sales of optical fiber cables (+33.2%) exported to Ecuador.

The following table shows the Company's total revenues generated by the Wire and Cable unit for the years 2000, 2001 and 2002, broken down by the subsidiary generating the sale:

Wire and Cable Unit - Revenues (in Ch$ million)
Year	Madeco Chile (metallic cable)	Ficap (metallic cable)	Indeco (metallic cable)	Decker-Indelqui (metallic cable)	Optel (optical fiber)	Divested Subsidiaries	Inter-company	Wire & Cable Unit
2000	32,008	94,889	27,628	18,603	17,859	2,294	(13,818)	179,463
2001	40,388	88,534	30,588	16,290	35,534	0	(14,427)	196,781
2002	39,844	69,443	32,377	1,175	2,207	0	(13,953)	131,093

The following discussions of the Company's Wire and Cable business unit (production, raw materials, sales and distribution, market demand and industry size estimates, and market share and description of competition) have each been separated into two sections, metallic cable and optical fiber cable.

Metallic Cables - Production

The Company has a total of seven facilities for the production of metallic wire and cable products. In Chile, the Company maintains one cable production facility located in the community of San Miguel. The Company has three modern facilities in Brazil, located in Rio de Janeiro, Sao Paulo and Bahia. In Argentina, production facilities are located in Quilmes and Llavallol, both on the outskirts of Buenos Aires, though our Argentine facilities currently are not operating. The Company has stated that it expects to reopen certain of its facilities in Argentina as the Argentine economy improves, though the Company cannot assure when or if reopened facilities will include Wire and Cables production facilities.

The Company's Peruvian production facility is located in Lima; in Peru, the Company also possesses a direct distribution network of four retail stores (three in Lima and one in Arequipa).

Madeco's metallic wire and cable products are sold primarily in the same countries where the Company maintains its production facilities and commercial offices.

The following table includes information regarding each metallic wire and cable production facility: plant location, principal products manufactured and International Organization of Standardization, or "ISO", certification:

Country	Location	Principal Products	ISO Certification (1)
Chile	San Miguel, Santiago	Cu: all wire and cable products	9001: 1998, 2002
Brazil	Rio de Janeiro	Cu and Al: thermo-stable; Cu: telecom	9001: 1995, 2001
	Sao Paulo	Cu and Al: thermo-plastic; Cu: magnetic	9001: 1995, 2000
	Bahia	Al: bare wire	9001: 1995, 2001
Argentina	Quilmes, BA	Cu and Al: bare wire, thermo-plastic, thermo-stable; Cu: telecom	9001: 1999
	Llavallol, BA	Cu and Al: bare wire	N/A
Peru	Lima	Cu and Al: all wire and cable products	9001: 1998, 2002

(1) In cases where two dates are included, the first date indicates the original certification and the second date indicates the most recent certification.

Additionally, the Company has created joint ventures in both Chile and Peru with other metallic wire and cable manufacturers to produce 8 mm copper rod, one of the principal raw materials used in the production of copper wire and cable products. See: "- Wire and Cable - Raw Materials".

The Company manufactures bare wire as well as wires and cables sheathed with insulating materials such as plastic or rubber. Production of copper and aluminum wire and/or cable products begins with 8 mm copper and 8 mm aluminum rods, respectively. The rod is drawn to the diameter necessary to meet the properties and flexibility of the corresponding finished products. Madeco produces many different types of wires and cables, and each product can be classified based on certain characteristics: number and style of strands: wire (singular strand) or cable (multiple, joined or bundled strands); and type of insulation: bare, thermo-plastic insulated, thermo-stable insulated or magnetic.

The Company's metallic wire and cable products include both standard products as well as customized special order products, and satisfy requirements for the telecom, energy, mining and construction sectors, as well as for durable goods manufacturers. While on-the-shelf products are manufactured according to the highest international standards, customized wire and cable products are made to satisfy exact customer specifications.

The four principal types of copper telecom cable produced by the Company are high capacity multi-pair transmission cable, distribution cable, internal cable and coaxial cable. Classification of the first three types of cables is based on their transmission capacity (i.e., the quantity of channels that can be carried simultaneously). The largest telecom cables are the high capacity multi-pair transmission cables (between 600 and 1,800 pairs); these cables are insulated with polyethylene and used as underground trunk lines between major switching facilities. These trunk lines are being replaced over time by optical fiber cables, which carry high amounts of data with superior transmission performance. Distribution cables are polyethylene insulated telecom cables including between 25 to 600 pairs. They are used to interconnect trunk lines to individual homes and buildings. Internal cables (less than 25 pairs) are insulated with polyvinyl chloride ("PVC") and used to link individual buildings to their respective external connection points which are located in close vicinity ("drop lines"). Internal cables are also used within commercial and residential buildings. Finally, coaxial cables are broadband cables, capable of simultaneously carrying different types of data (voice, data, images, etc). These cables are insulated with polyethylene and are used within commercial and residential buildings.

The following diagram depicts the production process for copper telecom cables:

Copper rod -- > Drawing -- > Drawing and Insulation -- > Pairing -- > Cabling -- > Coating

Madeco produces all types of power transmission and distribution cables, including bare, rubber insulated or plastic insulated cables. Bare copper and aluminum cables are mainly used for high voltage transmission (69 kilovolts ("kV") or more) and are usually installed outside urban areas. Copper or aluminum insulated cables, both with rubber and plastic, are most often used for electricity distribution within an urbanized area; rubber-insulated cables are used for medium voltage distribution (5 kV - 46 kV), while plastic-insulated cables are used for low voltage distribution (0.3 kV - 2 kV). In all three cases - high voltage, medium voltage and low voltage - the diameter of the cable is a function of the current which is to be transmitted.

Mining cables are copper cables insulated with rubber, a thermally stable material. These cables are usually low and medium voltage transmission cables (between 1 kV and 15 kV) and are used for heavy machinery like bulldozers, drilling machines, and mechanical excavators and loaders.

The Company produces two basic types of metallic wires and cables for the manufacturers of durable goods and other industrial companies: plastic insulated wires and cables and magnetic wires. Plastic insulated wires and cables are copper conductors insulated with plastic materials such as polyethylene, PVC or polyester. These products are sold primarily to manufacturers of home appliances and to industrial companies for their internal energy distribution. All plastic insulated wires and cables are used for low voltage applications. Magnetic wires, which are made of drawn enameled copper wire, are sold to manufacturers of motors and generators, and are used for ignition or electronic coil applications and refrigeration units. The Company also produces round, square or rectangular magnetic wires insulated with cotton and/or paper, used by manufacturers of transformers.

Copper rod -- > Drawing -- > Cabling -- > Insulation -- > Protective Sheathing -- > Cabling -- > Coating -- > Cutting

The following diagram depicts the production process for bare, thermo-plastic and/or thermo-stable cables used in the mining, energy and industrial sectors:

The following diagram depicts the production process for magnetic wires:

Copper rod -- > Drawing -- > Enameling -- > Cutting Insulation -- > Packing

The construction industry uses building wire, which is PVC insulated copper wire produced in a wide range of sizes (from 1.5 mm2 to 25 mm2). Building wire is used for multiple applications of internal low voltage distribution within a construction project, including electromotive applications and transmission of power and lighting, and is appropriate for both wet and dry applications. This kind of wire is most commonly sold to distributors and retail operations.

The following diagram depicts the production process for building wire:

Copper rod -- > Drawing -- > Cabling -- > Insulating and/or Coating -- > Cutting -- > Packing

Metallic Cables - Raw Materials

The principal raw materials used in the production of wires and cables are copper, aluminum and zinc as conductive materials and plastic and rubber for insulation. Historically, prices of copper, aluminum and metals in general have fluctuated greatly. The Company attempts to modify the selling prices of its products to respond to these fluctuations. See: "Item 3. Key Information - Risk Factors" and "Item 5. Operating and Financial Review and Prospects - Fluctuations in LME Metal Prices and Exchange Rates between Currencies".

Copper is the principal raw material used by the Company in the production of wire and cable products, and represented approximately 50.3% of the total raw material costs for the Company's Wire and Cable unit in 2002. The Company purchases copper supplies for Chile and, in small portions, Brazil from the two large Chilean mining companies, Corporacion Nacional de Cobre ("Codelco") and Empresa Nacional de Mineria ("Enami"). The Company's Brazilian unit purchases majority of its copper requirements from a domestic supplier: Caraiba Metais S.A. (approximately 23.8% of total Cost of Goods Sold ("COGS") in the year 2002) and from the Company's cable subsidiaries (approximately 22.1% of total COGS in 2002). Southern Peru Copper Corporation and Sociedad Minera Cerro Verde S.A. are the two large Peruvian mining companies which together supply almost 100% of the Peruvian operation's total copper requirements.

In the case of Chile and Peru, the Company purchases its copper requirements from the various mines as cathodes and then has them transformed into 8 mm copper rods, the raw material form used in the fabrication of all wire and cable products. In both Chile and Peru, the Company created joint ventures with other wire and cable manufacturers; these joint ventures are copper rod production companies created in order to guarantee the procurement of high quality copper rod at the lowest possible cost. In Chile, Colada Continua was created in 1987 and is a 41% owned affiliate of Madeco; the entity is also owned by the Company's two largest Chilean competitors, Cobre Cerrillos S.A. ("Cocesa") and Elaboradora de Cobre Viña del Mar S.A. ("Covisa"), with a 41% interest and an 18% interest, respectively. In Peru, Cobrecon S.A. was created in 1996; the Company, the Peruvian cable manufacturer Conductores Electricos Peruanos ("Ceper") and the Colombian cable manufacturer Cables de Energia y Telecomunicaciones S.A. ("Centelsa") each own a 33.3% stake in Cobrecon. In Argentina, the Company possesses a wire rod manufacturing facility located in Llavallol. However, at the beginning of the year 2002, as a consequence of Argentina's economic and political instability, the Company suspended its Wire and Cable production operations. The Company expects to reopen certain of its Argentine facilities as the Argentine economy improves. See: "Item 5. Operating and Financial Review and Prospects - Economic Overview". While in the past the Brazilian unit purchased the bulk of its copper in copper rod form directly from its domestic supplier, the Company expects to be able to provide most of its copper rod requirements in the future from the Chilean and Peruvian copper rod production entities (in 2002 the Brazilian subsidiary bought 22.2% of its COGS from the other Company's Wire and Cable subsidiaries).

In Chile, the government entity Corporacion Chilena del Cobre (the Chilean Copper Corporation, or "Cochilco") guarantees and regulates the supply of copper to all domestic manufacturers according to the Copper Reserve Law. On an annual basis, all Chilean copper customers must inform Cochilco of their copper requirements for the upcoming year. Cochilco assigns the domestic copper demand to the various mining companies and establishes conditions for the sale of copper including price levels, which reflect London Metal Exchange, or "LME", prices adjusted for reduced transportation and related insurance costs. Cochilco establishes copper supply contracts and decides which terms are subject to annual renewal. Cochilco also imposes on the Chilean copper customers an obligation to purchase a specified quantity range of copper, with the maximum quantity being the total amount allotted to each Company. Copper purchases are made on a monthly basis, and payments are made prior to delivery. A long-standing project exists however, to study a possible modification or elimination of the Copper Reserve Law by changing the copper reserves that local copper producers must maintain in order to sell to Chilean manufacturers. See: "Item 3. Key Information - Risk Factors" for further explanation of the copper price risk and the possible modification of the Copper Reserve Law. Chile is the only country in which the Company operates wherein copper purchases are organized and controlled by a government entity; such an arrangement does not exist in Peru, Brazil or Argentina.

Aluminum, another principal raw material of the Company, is currently purchased separately by the respective operations in each country. In Peru, the Company purchases its aluminum rod supplies from Aluminios Pianmeca C.A. (Venezuela) and Siderurgica del Norte (Colombia) and aluminum cord from Conductores de Aluminio del Caroni C.A. (Venezuela). Due to more attractive logistic considerations, the Company's Brazilian operations began purchasing aluminum from Alcan Aluminio do Brasil Ltda. at the beginning of the year 2002. The Company's Chilean operation does not produce aluminum cables. The existence and competitiveness of diverse suppliers both within the region and internationally provide Madeco with multiple alternatives in terms of attractive prices and payment conditions.

In October 2001, the Company signed two agreements for the supply of PVC, with Grupo Primex S.A. as well as with Petroquimica Colombiana S.A. The two new contracts provide greater flexibility to the Company.

In 2001, the Company reached an agreement with Union Carbide Corporation ("UCC", of the United States), effective from January 1, 2001 to December 30, 2003 for the supply of polyethylene for the Company's operations in Chile, Brazil, Peru and Argentina. The Company agreed to purchase 100% of its polyethylene needs from UCC and UCC agreed to supply 100% of the Company's polyethylene requirements. Pursuant to the agreement, UCC provides products to Madeco at competitive price levels and offers a rebate based on total volume purchased for every 12-month period.

The Company has a choice of suppliers for other plastic and rubber materials and believes it is currently not dependent on any one supplier. In order to obtain more favorable price and payment terms for other insulation materials, the Company is evaluating the possibility of region-wide supply agreements for various types of raw materials.

Madeco believes that its contracts and other agreements with third-party suppliers for the supply of raw materials for metallic wire and cable products contain standard and customary terms and conditions. During the past ten years, the Company has not experienced any substantial difficulties in obtaining adequate supplies of necessary raw materials at satisfactory prices nor does it expect to do so in the future.

Metallic Cables - The Company's Sales and Distribution

The Company maintains direct relationships with each of its major customers and devotes substantial efforts toward developing strong, long-term relationships. In order to best serve the specific needs of Madeco's client groups, each sales representative is assigned to clients on an exclusive basis and clients are grouped based on industry and/or geographic region.

The Company's Chilean sales force shares its sales staff with Madeco Chile's Brass Mills unit. This combined sales force includes a commercial manager, two supervisors, 13 sales representatives (two of them located in the southern region of the country), four sales assistants and one project engineer. Customer groupings in the Chilean market include: distributors, mining companies, electricians, telecom companies, energy companies and durable goods manufacturers. In Brazil, the Company has a total of 51 employees dedicated to sales, marketing and customer service; these individuals are geographically located across seven branch offices in the country's primary cities (Sao Paulo (2), Rio de Janeiro, Belo Horizonte, Curitiba, Brasilia and Recife). The Brazilian sales efforts are divided into four customer groupings (energy, energy concessions, telecom and magnetic); under this organization, all customer groupings can be serviced by all of the Company's 7 branch offices. In addition to its proprietary sales force, the Company maintains 100 sales representatives in Brazil who are not Company employees on a contract basis. The Company's sales force in Peru has seven sales representatives and 11 sales assistants. The Peruvian customer groupings include: distributors, mining companies, electricians, telecom companies, energy companies and durable goods manufacturers. In addition, the Company maintains four proprietary retail outlets in Peru, located in the cities of Lima and Arequipa. Sales made through the retail stores represented approximately 8.0% of the total revenues generated in Peru. As a consequence of the Company's decision to close its Argentine Wire and Cable operations, its current sales force in Argentina includes only one individual dedicated to selling products imported from related companies. Prior to the closure, the Company's Argentine sales force included five sales representatives. The Company expects to reopen certain of its Argentine facilities as the Argentine economy improves.

The Company's wire and cable client base includes approximately 410 customers in Chile, 3,180 in Brazil, 743 in Peru, 84 in Argentina and 66 in its export markets (all countries other than Chile, Brazil, Peru or Argentina). The Company's largest customer for the year 2002 was a telecom company, and sales to this customer accounted for 6.2% of the Wire and Cable unit's total sales revenues.

Given the unique tendencies that occur in each of the four countries in terms of demand levels among the various client sectors served by the Company's metallic wire and cable sales, information regarding sales by sector have been included on a country by country basis. The following charts show the Company's sales breakdown by client grouping for each country for metallic wire and cable products during the years 2000, 2001 and 2002:

The Company's Chilean Customer Groupings
	% 2000 Revenues	% 2001 Revenues	% 2002 Revenues
Retail	13%	13%	22%
Durable goods manufacturers	45%	39%	42%
Mining	8%	12%	14%
Energy	9%	14%	9%
Telecom	24%	20%	12%
Others	1%	2%	1%

The Company's Brazilian Customer Groupings
	% 2000 Revenues	% 2001 Revenues	% 2002 Revenues
Telecom companies	40%	18%	3%
Energy	45%	63%	37%
Durable goods manufacturers	15%	19%	60%

The Company's Peruvian Customer Groupings
	% 2000 Revenues	% 2001 Revenues	% 2002 Revenues
Distributors	25%	26%	24%
Mining	3%	4%	4%
Energy	14%	15%	10%
Telecom	4%	2%	4%
Durable goods manufacturers	2%	2%	4%
Retail	5%	4%	8%
Exports and others	47%	47%	46%

The Company's Argentine Customer Groupings
	% 2000 Revenues	% 2001 Revenues	% 2002 Revenues
Retail	19%	30%	37%
Durable goods manufacturers	5%	6%	7%
Energy	20%	34%	21%
Telecom	2%	11%	18%
Exports and others	54%	20%	17%

While a small portion of the customers make cash payments for their purchase orders, the majority of sales were made with credit. The average payment period for the Company's Wire and Cable business amounted to 56 days in 2002 versus 65 days in 2001. Uncollectible accounts as a percentage of total sales declined from 2.2% in 2001 to 1.9% in 2002. The decrease in uncollectibles reflects lower provisions in Peru, Brazil and Argentina.

Delivery or shipping of standard products that are in stock is made within a 48-hour period. In the case of customized products, the production time ranges between 30 and 90 days, depending upon the complexity of the cable being produced and the plant workload. In June 2002, the Company implemented an automated production programming system (Scheduler) in its Chilean operation in order to improve production flow and shorten the time period between the ordering and delivery of customized products.

When products are completed and available for delivery, the Company either hires third-party transportation companies to deliver the finished goods to a customer's plant or warehouse, or the customer picks up the products at the Company's plant. The mode of transportation for exported products depends on the destination country; while ground transportation is used within the Southern Cone countries, sea transportation is used for exports to all other countries.

Metallic Cable - Market Demand and Industry Size Estimates

The principal users of the Company's metallic wire and cable products are the telecom, energy, mining and construction sectors as well as durable goods manufacturers. Additionally, some products are sold to the general public through retail operations.

The Company's management believes that investments within the telecom sector are largely dependent on gross domestic product, or "GDP", growth. However, investment activity by telecom companies also depends on price regulations in each country and special situations such as privatization, among other factors. The Company's management believes that demand within the telecom industry is also undergoing changes as copper telecom cables are being substituted with optical fiber cables and there is a growing use of wireless telephone communications. The current global downturn in the demand for telecom cables has affected the Company's operations by decreasing demand for both optical fiber and copper cable. Energy sector demand is typically dependent on new infrastructure projects, the energy regulation system, and energy deficits or surpluses that would promote interconnection systems between countries or regions. In the mining sector, market prices of metals are a major determinant for new investment projects. While demand from durable goods manufacturers seems to depend primarily on GDP growth, demand from the construction sector appears to depend both on GDP growth as well as interest rates and unemployment levels.

There are no formal third-party estimates on industry size for any of the countries in which Madeco has metallic wire and cable operations. The Company bases its estimates on published information from its competitors, import and export reports, the Company's proprietary production and sales data, Chilean copper sales reports from Cochilco and production reports from the Company's Chilean and Peruvian wire rod manufacturers. See: "Presentation of Information".

Given the unique evolution of the metallic wire and cable industry within each individual country, discussion regarding the industry growth/shrinkage over the 1998-2002 period are included separately for Chile, Brazil Peru and Argentina. The following chart summarizes management's estimates for the wire and cable industries (excluding copper wire rod) for the region in which the Company participates for the years 1998 through 2002:

Industry Size (in metallic tons(1))
Year	Chile	Brazil	Peru	Argentina	Total Region
1998	31,100	213,900	11,000	61,700	317,700
1999	18,000	170,700	10,800	48,800	248,300
2000	18,200	202,200	11,400	39,500	271,300
2001	23,400	316,200	11,900	37,900	389,400
2002	26,000	182,500	10,900	14,100	220,800

(1) Measurement estimates for industry size only include metal (copper and/or aluminum); excludes insulation materials.

Chilean Metallic Wire and Cable Market. The following chart shows the Company's estimates for the Chilean metallic wire and cable industry (excluding copper wire rod) as well as the country's GDP growth rates for the years 1998, 1999, 2000, 2001 and 2002:

	Industry Size
Year	(in metallic tons(1))	GDP Rate (2)
1998	31,100	3.2%
1999	18,000	-0.8%
2000	18,200	4.2%
2001	23,400	3.1%
2002	26,000	2.1%

(1) Measurement estimates for industry size only include metal (copper and/or aluminum); excludes insulation materials.

(2) The GDP rates for Chile presented above differ from those presented in the Company's Annual Report on Form 20-F for the year 2001 as a result of a change in Chile's calculation formula and methodology.

During 1999, all of the Company's client sectors, telecom, mining, construction and manufacturers of durable goods, were adversely affected by the downturn of the Chilean economy. Demand for copper telecom cable was negatively impacted by the substitution of optical fiber cables and the increasing use of wireless telephone communications. In 2000, the industry grew an estimated 1%, but did not fully recover from the 1999 economic recession. In 2001, the Chilean wire and cable industry expanded an estimated 29% versus the previous year, reflecting stronger investment activity in the mining and energy sectors as well as higher output among durable goods manufacturers.

In the year 2002, the electrical conductor market amounted to 26 tons (not including copper rod), which represents an increase of 11.1% with respect to 2001, reflecting a rise in projects in the forest and energy sectors. Within the forest sector, the Company had three projects, two of which expanded existing cellulose plants in the VIII region of Chile and the third of which constructed a new plant of cellulose in the X region. Within the energy sector, the "Central Ralco" project, a large hydroelectric project located in the VIII region was initiated.

It is expected that in 2003 the growth in the Chilean wire and cable industry will be driven by increased demand from the forest, industrial and energy sectors.

Brazilian Metallic Wire and Cable Market. The following chart shows the Company's estimates for the Brazilian metallic wire and cable industry (excluding copper wire rod) as well as the country's GDP growth rates for the years 1998, 1999, 2000, 2001 and 2002:

	Industry Size
Year	(in metallic tons(1))	GDP Rate
1998	213,900	0.1%
1999	170,700	0.8%
2000	202,200	4.4%
2001	316,200	1.4%
2002	182,500	1.5%

(1) Measurement estimates for industry size only include metal (copper and/or aluminum); excludes insulation materials.

Similar to the case of Chile, the Brazilian metallic wire and cable industry suffered in 1999. The decline in demand was a consequence of the economic recession, the devaluation of the Brazilian real against the U.S. dollar and a drop-off in investment activity. Demand for copper telecom cable was especially strong from the second half of 2000 through the first half of 2001, due mainly to the concession agreement between Brazil's national telecommunications agency and various telecom companies. By the third quarter of 2001, however, demand for telecom equipment in Brazil all but halted. The Company does not expect telecom industry demand for these products to recover in the foreseeable future and there can be no assurance that the demand for these products will increase to previous levels or at all.

The Company estimates that the Brazilian cable industry grew approximately 56% in 2001. This growth reflects a 65% increase in energy cable demand and an 86% increase in telecom cable demand. Energy cable demand increased significantly as energy companies have been expanding the energy transmission network in response to the country's current energy crisis. However, subsequent to fulfilling the requirements of the telecom concession agreement, telecom companies scaled back their investment activity in both optical fiber and copper cables to a minimum. It is estimated that demand for magnetic cable was negatively impacted in the fourth quarter of 2001 as a consequence of the Brazilian energy crisis; however, full year demand for magnetic cables was relatively flat versus the previous year.

The Brazilian cable volume production decreased further in 2002 mainly due to a reduction of investment activity from durable goods manufacturers and postponed high voltage transmission lines concessions. Intense rains and reduction of the power consumption in all the country allowed this postponement of investments, in addition to the uncertainty caused by the Brazilian presidential elections, which took place by the end of 2002.

Peruvian Metallic Wire and Cable Market. The following chart shows the Company's estimates for the Peruvian metallic wire and cable industry (excluding copper wire rods) as well as the country's GDP growth rates for the years 1998, 1999, 2000, 2001 and 2002:

	Industry Size
Year	(in metallic tons(1))	GDP Rate
1998	11,000	-0.5%
1999	10,800	0.9%
2000	11,400	3.1%
2001	11,900	0.2%
2002	10,900	5.2%

(1) Includes metal (copper and/or aluminum); excludes insulation materials.

For both 1998 and 1999, the cable industry diminished to approximately 11,000 tons as a product of the country's economic recession and political turmoil.

The Peruvian cable industry (measured in metallic tons) expanded moderately in the years 2000 and 2001, averaging a 5.1% growth rate, principally reflecting stronger investment activity in the mining and energy sectors.

In the year 2002, the size of the Peruvian cable and electrical conductor market decreased by approximately 8.4% compared to the previous year. In 2002, the market was negatively impacted by the delay of certain expected large investments in the rural line area due to government project postponements, a lower demand from electricity distributor companies in Lima due to uncertainties provoked by expected changes in the regulation and the low investment levels of the manufacturing sector, which were partially offset by a slight recovery of the construction sector.

The Company estimates that the Peruvian cable industry should continue to expand over the next few years, particularly in the energy and construction sectors. Energy cable demand is expected to increase due to the country's current deficit in electricity transmission networks, particularly in rural areas. Given the significant shortage of residential construction in Peru, future demand for construction cables such as building wire is also anticipated.

Argentina Metallic Wire and Cable Market. The following chart shows the Company's breakdown for the Argentine metallic wire and cable industry (excluding copper wire rods) as well as the country's GDP growth rates for the years 1998, 1999, 2000, 2001 and 2002:

	Industry Size
Year	(in metallic tons(1))	GDP Rate
1998	61,700	3.9%
1999	48,800	-3.4%
2000	39,500	-0.8%
2001	37,900	-4.4%
2002	14,100	-10.9%

(1) Measurement estimates for industry size only include metal (copper and/or aluminum); excludes insulation materials.

The Argentine cable industry has been severely impacted over the recent years by the overall economic condition of the country and the lack of investment activity among the industry's principal client sectors. The Company estimates that industry size declined 19%, 4% and 63% in the years 2000, 2001 and 2002, respectively.

Given the poor outlook for the country's recovery during the year 2002, the Company ceased production activity of its Argentine metallic wire and cable operations. In 2002, the market faced a significant drop in demand for metallic cables, from a total volume of 37,900 tons in 2001 to 14,100 tons in 2002. As a result of the decline in market size due to the decrease in imports from foreign cable participants, small domestic manufacturers now have a greater ability to compete on the market. See: "Item 5. Operating and Financial Review and Prospects - Economic Overview". The Company expects to reopen certain of its Argentine facilities as the Argentine economy improves.

The Company estimates that the Argentine metallic wire and cable market will grow at a rate of about 90% in 2003 compared to the year 2002, with a total estimated market for 27,000 tons, though still far from the 61,000 ton market of 1998.

Despite the strong growth expected for 2003, the market that the country could potentially develop is still remote compared versus the demand levels of 1998, mainly due to the a slow recovery of two important segments, telecommunications and energy. These two segments continue with a low investment level given the delays in regulation of these sectors. Finally, despite that the expected cable demand for the year 2003 is expected to increase significantly, the installed capacity in the country will still exceed demand. Therefore, local manufacturers are expected to maintain aggressive pricing in order to overcome the discrepancy between the installed capacity and the low demand levels.

Metallic Wire and Cable - Market Share and Description of Competition

Madeco strives to continue to be a preferred supplier of wire and cable products in all the markets where it participates based on its product portfolio as well as its high quality standards both in terms of products and customer service. The Company is implementing measures to strengthen its alliances with its key customer groups and to be the most reliable and competitive supplier for the distributors of its products. Madeco's principal competitive advantages currently include the high quality of its products, competitive prices, a large commercial network, a diverse product portfolio and a recognized brand name.

There are no formal third-party estimates on market share and the Company bases its estimates on published information from its competitors, import and export reports, the Company's own production and sales data, production reports from the Company's wire rod manufacturing entities in Chile and Peru and reports from Cochilco. See: "Presentation of Information". Given the fact that the Company competes against different competitors in each of the four countries in which it has operations, market share and information regarding competitors has been separated by country.

Market Share and Competitors in the Chilean Metallic Cable Market. The following table sets forth the Company's estimate of market share statistics for the Chilean copper wire and cable industry for the past three years:

	2000	2001	2002
The Company	34%	32%	31%
Cocesa	27%	26%	31%
Covisa	17%	15%	14%
Other Domestic	5%	7%	4%
Imports into Chile	17%	20%	20%

Madeco currently has two principal Chilean competitors in the wire and cable industry. Cocesa is 66% owned by the international cable manufacturer Phelps Dodge Corporation and has been in business since 1950. This competitor produces many of the same wire and cable products as those manufactured by the Company, except for magnetic wires and telecom cables, which are imported from Phelps Dodge's Venezuelan facility. Cocesa maintains its production facilities and headquarters in Santiago, and has a branch office in Antofagasta. The Company's other principal competitor is Covisa, a company that has been in business for 20 years. Covisa produces a variety of wires and cables, but does not manufacture magnetic wires or telecom cables. The headquarters and production facility are located in the city of Viña del Mar, and branch offices are located in Santiago and Concepcion. Madeco's other smaller domestic competitors in Chile include Industria Sacco S.A., Facet Ltda. and Coproin Ltda. These companies principally produce both bare and thermo-plastic wires and cables.

In 2001, local Chilean wire and cable manufacturers produced an estimated 18,800 tons of wire and cable products for sale in Chile. Import products amounted to 4,620 tons, or approximately 20% of the industry. For the years 2000 and 1999, imports represented 17% (3,120 tons) and 19% (3,360 tons) of the industry, respectively.

The 2002 import tax rate before adjustments was 7.0%; however, due to the application of treaties and bilateral agreements, the effective import tax rate as applied was 3.9%. International wire and cable producers such as Pirelli Energia, Cabos e Sistemas do Brasil S.A. ("Pirelli" of Brazil, subsidiary of the multinational firm of Italy), Grupo Condumex S.A. de C.V. ("Condumex", of Mexico), Conductores Monterrey S.A. de C.V. (Mexico) and Top Cable Sociedad Anonima (Spain) have been importing products to Chile since 1997 and compete in the bidding processes in the Chilean mining, energy and telecom sectors.

In the year 2000, the Company lost five market share points as a result of maintaining price levels while competitors lowered prices in order to improve sales in the country's unfavorable economic climate; the Company was most negatively impacted in the copper bare wire and copper thermo-plastic product segments. Import sales competition dropped slightly in 2000 due to the devaluation of the Chilean peso against the dollar.

In 2001, the Company implemented an aggressive commercial strategy toward improving customer service and creating more competitive pricing conditions. In 2002 the Company's market share was similar to that of the previous year.

By the end of 2002 and at the beginning of 2003, Madeco introduced a series of measures it expects will increase market share. Among the measures implemented are:

    Spreading the Company's presence to northern of Chile by, among other things, hiring a new sales representative.
    Introducing new products, including multi-purpose flexible cables and cords. The latter were launched into the market in order to regain a portion of the market through a cheaper price levels with respect to import cords.
    Developing training throughout the whole product distribution channel, including: Company's sales force, installers, plumbers and distribution channels involving retail customers.
    Increasing the number of technical conferences we have for our customers.

Market Share and Competition in the Brazilian Metallic Cable Market. The following table sets forth the Company's estimate of market share statistics for the Brazilian metallic wire and cable industry for the past three years:

	2000	2001	2002
Pirelli	24%	15%	21%
The Company	20%	12%	18%
Alcoa/Phelps Dodge	7%	5%	11%
Furukawa	7%	5%	5%
Alcatel	7%	2%	0%
Other Domestic	30%	36%	43%
Imports into Brazil	5%	25%	2%

The Company competes in the Brazilian market with various multinational companies such as Pirelli Energia, Cabos e Sistemas do Brasil S.A. ("Pirelli", subsidiary of the multinational firm of Italy), Furukawa Industrial S.A. Produtos Eletricos ("Furukawa", subsidiary of the multinational firm of Japan), Alcoa Aluminio S.A. ("Alcoa", subsidiary of the multinational firm Phelps Dodge of the U.S.), Telcon Fios e Cabos para Telecomunicaçoes S.A. ("Telcon", subsidiary of the multinational firm Draka of Netherlands), Alcatel Telecomunicaçao S.A. ("Alcatel", subsidiary of the multinational firm of France) and São Marcos Industria y Comercio Ltda. ("São Marcos", of Mexico). Moreover, there is a large domestic competitor CBA-Companhia Brasileira de Aluminio S.A. ("CBA") as well as other smaller companies such as Inbrac Condutores Eletricos S.A. ("Inbrac").

The leading competitor is Pirelli, with offices and production facilities located in Sao Paulo. Pirelli is the global industry leader, with operations in over 50 countries throughout the world. The Company believes that Pirelli is the market leader in Brazil in various copper cable product segments, including copper thermo-plastic cables, copper thermo-stable cables, building wire, magnetic wire and copper telecom cable; Pirelli does not produce aluminum wire and cable products in Brazil. Another competitor, Furukawa, has been in business since 1974, producing copper telecom cable as well as aluminum wire and cable products. Furukawa is a subsidiary of the Japanese international cable manufacturer Furukawa Electric y Mitsui Co; its headquarters are located in Sao Paulo and its production facility in Parana. Alcoa is one of the largest subsidiaries of the international wire and cable manufacturer Phelps Dodge; its Brazilian headquarters and production facilities are located in Sao Paulo. The competitor Alcoa has been in operation since 1965, and produces bare aluminum wire and cable, building wire and copper and aluminum thermo-plastic and thermo-stable cables. The Company believes that Alcoa is the leading producer in Brazil of aluminum bare wire and cable products. Finally, Alcatel is part of the French multinational conglomerate, producing a wide range of copper and optical fiber telecom products with production facilities in Sao Paulo. CBA has been in operations since 1955 with headquarters and production facilities in the Sao Paulo area; this Brazilian competitor only produces aluminum cables. Inbrac began operations in 1944, and has production facilities in both Sao Paulo and Espiritu Santo; this company produces energy and magnetic cables. The most recent market entrant, Quintas & Quintas, is a subsidiary of a Portuguese company and produces bare aluminum cable products.

In the year 2002, local Brazilian wire and cable manufacturers produced an estimated 178,850 tons of wire and cable products for sale in Brazil. Import products amounted to 3,650 tons, or approximately 2% of the industry. For the years 2001 and 2000, imports represented 25% (78,000 tons) and 5% (11,000 tons) of the industry, respectively. Import sales reduction reflects the return to normal levels in demand for telecom cables, after a demand upturn for such products by the end of 2001 and at the beginning of the year 2002.

In the year 2002, the local cable industry supplied almost all the needs in industrial investments, general market and enameled wire. For the high voltage transmission lines only a small part was imported, primarily from Venezuela (about 5,000 tons) near to 7% of the aluminum cable consumption in Brazil in the year 2002. Due to the Argentine currency devaluation, a portion of insulated and bare aluminum cables for state owned power distribution companies are now imported from Argentina.

Market Share and Competition in the Peruvian Metallic Cable Market. The following table sets forth the Company's estimate of market share statistics for the Peruvian copper wire and cable industry for the past three years:

	2000	2001	2002
The Company	47%	48%	56%
Ceper	20%	19%	18%
Celsa	4%	6%	9%
BICC	4%	3%	1%
Other Domestic	8%	5%	9%
Imports into Peru	17%	19%	8%

The Company estimates that it is the market leader in most of the product segments within the Peruvian cable industry: bare copper wire, copper thermo-plastic and thermo-stable cables, building wire, magnetic wire and aluminum thermo-stable cable. The Company's principal Peruvian competitor in the wire and cable industry is Conductores Electricos Peruanos ("Ceper"), founded in 1968; the company filed bankruptcy at the end of 2001. Conductores Electricos Lima ("Celsa") produces only building wire and copper thermo-plastic cables and has recently invested in new machines to improve production efficiency. BICC Cables Peru ("BICC") is a small company founded in 1997 by Ceper and BICC Cable Iberica (Spain) for the purpose of producing copper telecom cables; in the year 2000, the Spanish company sold its ownership stake to Ceper. BICC only produces copper telecom cables and is believed to be the market leader in that segment. Each of the three principal competitors in Peru has recently encountered financial difficulties. While there are other small competitors in the Peruvian market that produce basic wire and cable products, those companies often have difficulties procuring an adequate supply of copper wire rod, the principal raw material required for production.

In the year 2002, local Peruvian wire and cable manufacturers produced an estimated 10,028 tons of wire and cable products for sale in Peru. Import products amounted to 872 tons, or approximately 8% of the industry. For the years 2001 and 2000, imports into Peru represented 19% (2,261 tons) and 17% (1,938 tons) of the industry, respectively. Imported products suffered a shrinkage of its market share due to lower local demand of thermo-stable cables, which previously were imported from the United States, Canada, Venezuela and Korea. The 2002 import tax rate for wire and cable products into Peru amounted to 12.0%.

The Company increased its market share in Peru over the last three years. The Company believes this trend has been maintained due to its permanent committee to improve customer service, both in terms of product quality and service.

Market Share and Competition in the Argentine Metallic Cable Market. The following table sets forth the Company's estimate of market share statistics for the Argentine copper wire and cable industry for the past three years:

	2000	2001	2002
Pirelli Argentina	22%	26%	26%
Imsa	17%	18%	20%
Cimet	9%	11%	13%
The Company	9%	8%	4%
Other Domestic	22%	25%	35%
Imports into Argentina	21%	12%	2%

The Company currently has three principal Argentine competitors in the wire and cable industry. Pirelli Cables S.A.I.C. ("Pirelli Argentina", subsidiary of the multinational firm of Italy) is the industry leader, with offices and production facilities in Buenos Aires. Pirelli produces a full range of wire and cable products, and the Company believes it is the leading supplier in Argentina of bare wire/cable, copper thermo-plastic and thermo-stable cables and building wire. Industria Metalurgica Sudamericana S.A. ("Imsa") is an Argentine company, with its offices and production facilities located in Merlo in the Buenos Aires province. Imsa produces building wire and energy cable, and is the only manufacturer of magnetic wire in Argentina. Cimet S.A. was originally a Phelps Dodge subsidiary which was subsequently acquired by Siemens and then by the Rasmuss Group of Chile. Cimet's operations are located in Jose Leon Suarez (Buenos Aires province), producing a full range of copper and aluminum wire and cable products. The Company estimates that Cimet is the country's leading supplier of copper telecom cables.

In the year 2002, local Argentine wire and cable manufacturers produced an estimated 13,800 tons of wire and cable products for sale in Argentina. Import products amounted to 280 tons, or approximately 2% of the industry. For the years 2001 and 2000, imports represented 12% (4,600 tons) and 21% (8,150 tons) of the industry, respectively.

In the year 2002, Decker-Indelqui lost 4 market share points in the total market, maintaining only 4 market share points by the end of last year. This related drop in the Company's market share was mainly due to the closure of the plants, as a consequence of the prolonged crisis in the country and the sustained low investment levels. The Company expects to reopen certain of its Argentine facilities as the Argentine economy improves. The Company expects that in 2003 sales in Argentina will experience growth similar to that of the total market, projecting, therefore, that the Argentine subsidiary will maintain approximately 4 market share points.

Optical Fiber Cable - Production

Optel has been producing optical fiber cables since the year 1981.

The Company has two optical fiber production facilities, one in Brazil and another in Argentina. Both plants are equipped with modern equipment, and manufacture optical fiber cable using the most advanced technology available in the cable industry. The Brazilian plant is located in Rio de Janeiro and has been ISO 9000 certified since April 2000; the Argentine plant is located in Buenos Aires and has been ISO 9000 certified since February 2000. The following table summarizes the key information of the two optical fiber production facilities:

Country	Location	Principal Products	ISO Certification (1)
Brazil	Rio de Janeiro	Optical fiber cables	9000: 2000; 2002
Argentina	Buenos Aires	Optical fiber cables	9000: 2000

(1) In cases where two dates are included, the first date indicates the original certification and the second date indicates the most recent certification.

The optical fiber the Company uses to manufacture its optical fibers cables can be produced using various different technologies. Optical fiber is generally made up of a compact mass of a cylindrical staff of fused silica glass which creates a central core (normally 10 millimeters ("μ m"); 50μ m; or, 62,5μ m in diameter). There are many different layers of glass doped by special gases, in order to obtain an appropriated index profile where the light comes through with the maximum speed and lower attenuation (loss of power). The external layers, called cladding (outside diameter normally 125μ m), are also formed by compact special glass with the index profile lower than the core index profile.

Over the clad a special combination of acrylate layers is applied to provide the necessary mechanical protection to the cladding.

Depending on the transmission characteristics and construction the optical fiber can be classified as Single Mode or Multi Mode.

The optical cables, depending on its application such as underground, directed buried, aerial, underwater, can be constructed in many different forms.

Initially the optical fibers are inked by different colors to allow individual identification. Groups of up to 12 optical fibers are protected by a thermoplastic buffer loose tube filled by a jelly compound. The loose tubes are weaved around a non-metallic central member and wrapped by a tape to form the cable core.

Strength elements are applied over the cable core, to provide the necessary strength resistance according to the cable application.

The inner jacket, depending also on the cable application, can be composed by an extrusion layer of thermoplastic material over the strength elements, armoured or not by metallic or non-metallic tapes and/or wires, covered externally by another extrusion layer or thermoplastic material.

Optical Fiber Cable - Raw Materials

The main raw material for the production of an optical cable is the optical fiber (as described above), different thermoplastics materials, silicone filling compound, non-metallic strength elements between steel tapes or wires (in case of armored cables) and polyethylene as outer jacket.

Corning provides the high optical fibers technology used in the Optel's optical cables, pursuant to a supply agreement between Optel and Corning, as contemplated in the Joint Venture Agreement between Madeco and Corning.

Optel negotiates the other raw materials with its supplier in the best-cost conditions in other to guarantee the best price of the optical cables to the market.

Optical Fiber Cable - The Company's Sales and Distribution

During the last two years, most of Optel's customers were located in Brazil, Argentine, Colombia, Bolivia, Peru, Ecuador, Chile, Paraguay, and Uruguay. Most of these customers are telecom companies and electric power companies.

The following table summarizes the number of customers for the last three years:

Year	Brazil	Argentina
2000	16	-
2001	14	16
2002	18	24

During the year 2001 Optel's 18 customers in Brazil, represented 91% of the Optel's total sales. The Argentine market was mainly represented by small sales.

The Corning sales team has been responsible for the sales of Optel products in the South American territory by an exclusive Sales Agreement, in which Corning is responsible for the Sales, Marketing and Technical Support to the clients. Corning has sales offices located in Sao Paulo, Buenos Aires and Miami, each of which support Optel.

Optical Fiber Cable - Market Demand and Industry Size Estimates

The principal users of the Company's optical fiber cable products are companies in the telecom industry. The Company's management believes that the telecom sector investment activity levels are largely dependent on GDP growth rates. However, telecom investment activity also depends on price regulations in each country as well as unique situations such as privatization and special industry agreements. In the case of optical fiber telecom cable, demand has been positively impacted by the trend whereby telecom companies replace multi-pair transmission copper cables with optical fiber cables. Optical fiber cables carry large amounts of data with superior transmission performance over copper cables. However, while there was a strong demand for optical cables for Optel from the second half of 2000 to the first half of 2001, after the second half of 2001, there was a deep reduction in optical fiber demand around the world, which also impacted Optel. Due to this fact Optel has reduced its operations in Argentine and Brazil to achieve the minimum cost possible to support the actual demand.

There are no formal third-party estimates on industry size for either Brazil or Argentina and the Company bases its estimates on published information from its competitors, import and export reports and the Company's proprietary production and sales data. See: "Presentation of Information".

Brazilian Optical Fiber Telecom Cable Market. The following chart shows the Company's estimates for the Brazilian optical fiber cable industry for the years 1999 to 2002:

	Brazilian Industry Size
Year	(in Km Optical Fiber)	GDP Rate
1999	1,500,000	0.8%
2000	2,100,000	4.4%
2001	2,100,000	1.4%
2002	125,000	1.5%

Demand for copper and optical fiber telecom cable had been especially strong from the second half of 2000 through the first half of 2001, due mainly to the expansion of two optical fiber telecom network back-bones in Brazil and investments in copper telecom cable pursuant to the concession agreement between Brazil's national telecommunications agency and various telecom companies. By the third quarter of 2001, however, demand for telecom equipment in Brazil all but halted. The Company does not expect telecom industry demand for these products to recover in the foreseeable future and there can be no assurance that the demand for these products will increase to previous levels or at all.

Argentine Optical Fiber Telecom Cable Market. The Company has been a participant in optical fiber production in Argentina since April 2001, through its joint venture with Corning. The optical fiber sales in Argentina have been adversely affected by the country's deep economic recession and diminished demand generally for optical fiber cable. The Company does not maintain estimates of Argentina's optical fiber cable industry size.

Given Argentina's continued economic challenges, the Company has minimized the activity of its Argentine optical fiber operations. See: "Item 5. Operating and Financial Review and Prospects - Economic Overview".

Optical Fiber Cable - Competition and Market Share Estimates

The Company's optical fiber operations have provided both quality service and products to its customers throughout South America as reflected by its reputation in the marketplace. The combination of the Company's production expertise and Corning's optical fiber raw material, technology and commercial presence provide Optel with a strong advantage in the marketplace.

There are no formal third-party estimates on market share, and the Company bases its estimates on published information from its competitors, import and export reports and the Company's own sales data. See: "Presentation of Information".

In Brazil there are 9 optical cable manufactures, with total installed capacity for 2002 of approximately 6,000,000 km. In Argentine there are only 2 optical cable manufacturers, one of which is Optel Argentina.

The Company believes that due to Optel's high technology and quality of product and services, in combination with Corning's reputation it has been able to maintain and grow its market share in Latin America of 20% in 2000; 20% in 2001 and 27% in 2002.

In 2001, Optel had decreased market share in the Brazilian territory due to the shortage of optical fiber. Demand for optical fiber telecom cable had been especially strong from the second half of 2000 tomorrow the first half of 2001 due mainly to the expansion of two optical fiber telecom network back-bones in Brazil and investments in copper telecom cable pursuant to the concession agreement between Brazil's national telecommunications agency and various telecom companies. Demand was so significant at that time that Corning could not supply to Optel all its needs of optical fiber. By the third quarter of 2001, however, demand for telecom equipment in Brazil all but halted. The Company does not expect telecom industry demand for these products to recover in the foreseeable future and there can be no assurance that the demand for the products will increase to previous levels or at all. In 2002, Optel was given the largest cable supply contract in Latin America and, as a result, supply cable to a telecom company in Ecuador through the end of 2002.

Brass Mills

Since Madeco's incorporation in 1944, the Company has been manufacturing pipe, bar and sheet products in Chile; the Company initiated the fabrication of aluminum based products (profiles, sheets and foil) in 1954.

In 1988, the Company acquired Armat, dedicated to the production of coin blanks and minted coins made of copper and copper-based alloys for central banks around the world. Armat is the sole private coin blanks producer in Chile, delivering to the Casa de Moneda de Chile (the Chilean Mint) almost 50% of its coin requirements. In the international arena, the Company is also a significant participant in the market and one of the few companies capable of producing the complex "Nordic Gold" alloy used for the new Euro coins. Madeco sends its coins for minting to the Chilean Mint and then exports the coins to central banks around the world.

The Argentine company Decker S.A.I.C.A.F. e I. ("Decker") was originally a Brass Mills operation founded in 1900 by Mr. Guillermo Decker. The Company acquired Decker in 1994. Decker-Indelqui S.A. was created in 1998 as the product of the merger of the Company's two subsidiaries in Argentina; the merged entity is currently owned 99.34% by the Company and participates in both the Wire and Cable and Brass Mills businesses.

The following table includes the names of the Company's subsidiaries dedicated to the production, sales and distribution of brass mills products:

Country	Entity Name	Division
Chile	Madeco Chile Armat S.A.	PBS(1) Coins
Argentina	Decker-Indelqui S.A.	PBS(1)

(1) PBS = Pipes, Bars and Sheets

At the beginning of the year 2002, as a consequence of Argentina's tumultuous economic environment and political instability, the Company suspended its Argentine Wire and Cable and Brass Mills production operations.

Currently, Decker-Indelqui maintains a minimal staff in Argentina, primarily to sell products imported from certain of Madeco's Chilean facilities and to ensure the security and maintenance of its Argentine production facilities. The Company has stated that it intends to reopen certain of the operations of its Decker-Indelqui subsidiary's Argentine facilities when economic conditions improve in Argentina, though there can be no assurance when or if the Company will reopen its Argentine operations. See: "- History and Development of the Company" and "Item 5. Operating and Financial Review and Prospects - Economic Overview".

At the end of 2002, in order to minimize costs and improve efficiency levels at the subsidiary producer of coin blanks and coins, a merger of administrative tasks between Armat and Madeco Chile was completed. Beginning 2003, the accounting, finance, monitoring of the administrative process, information systems, supply and human resources areas are managed from the head office in Santiago.

Brass Mills - Summary of Sales

The following table shows the Company's annual net sales generated by the Brass Mills business unit for the years 2000, 2001 and 2002:

Brass Mills Unit - Revenues (in Ch$ million)
Year	PBS- Revenues	Coins- Revenues	Total Revenues	% Consolidated Revenues
2000	59,335	14,747	74,082	23.1%
2001	57,924	13,989	71,913	21.0%
2002	46,521	10,040	56,561	22.1%

Brass Mills Unit - Volume Sales (in tons)
Year	PBS- Volume Sales	Coins- Volume Sales	Total Volume Sales	% Consolidated Volume
2000	33,583	6,285	39,868	23.6%
2001	32,141	4,692	36,833	21.2%
2002	25,771	3,582	29,353	21.7%

The Brass Mills unit is Madeco's second largest segment in terms of revenues, representing 22.1% of consolidated sales in 2002. Of the four businesses, the Company's Brass Mills unit is the most internationally diverse, with customers in over 27 countries. Export sales in 2002 amounted to approximately 61.0% of total revenues and 67.0% of total volume sales for the Company's Brass Mills unit.

The following table shows the Company's total revenues generated by the Brass Mills unit for the years 2000, 2001 and 2002, broken down by the subsidiary generating the sale:

Brass Mills Unit - Revenues (in Ch$ million)
Year	Madeco Chile	Decker-Indequi	Armat	Inter-company	Brass Mills Unit
2000	52,292	14,480	14,747	(7,437)	74,082
2001	50,890	11,832	14,305	(5,113)	71,913
2002	45,752	3,086	10,103	(2,380)	56,561

Brass Mills - Production

The Company's pipe, bar and sheet, or "PBS", operation in Chile has two production facilities located in the southern part of Santiago, a smelting furnace and a manufacturing plant for pipes, bars and sheets. Moreover, the Company has its coin blank manufacturing plant in Quilpue, approximately 120 kilometers from Santiago. The Company's Argentine brass mills facilities are located near Buenos Aires, in Avellaneda, Llavallol and Barracas. Due to the Company's decision to shut down its Argentine operations as a consequence of the country's political and economic turmoil, none of the plants is currently operating. The Company expects to reopen certain of the Brass Mills operations in 2003 and intends to reopen certain of its other Argentine operations as economic conditions improve in Argentina, though there can be no assurance when or if the Company will reopen any of its Brass Mills or other operations. See: "Item 5. Operating and Financial Review and Prospects - Economic Overview".

The following table includes information regarding each Brass Mills production facility:

Country	Location	Principal Products	ISO Certification (1)
Chile	San Miguel, Santiago	Pipes and Bars	9002: 1998, 2001
	San Bernardo, Santiago	Smelting Furnace, Sheets	9002: 1998, 2001
	Quilpue	Coin Blanks	9002: 1997
Argentina	Avellaneda, BA	Smelting Furnace	N/A
	Llavallol, BA	Sheets	N/A
	Barracas, BA	Pipes	N/A

(1) In cases where two dates are included, the first date indicates the original certification and the second date indicates the most recent certification.

The Company's brass mills operation produces pipe, bar and sheet products in a variety of copper, aluminum and brass alloys. Copper and brass pipes are used principally by the construction industry and its other bar and sheet products are used as raw material in the fabrication of electrical components, mechanical units and hardware fixtures. The Company also produces coin blanks and minted coins, made principally from copper-based alloys.

Production of pipes and/or sheet products begins by melting in a furnace the proper combination of metals and elements to obtain the desired alloy. The Company has two different types of foundry processes: electric and natural gas. The electric foundry is used to melt virgin raw material and to produce special alloys such as brass. The natural gas furnace enables the Company to melt secondhand metals mixed with virgin metals and produce alloys which meet standard international requirements. The smelted material is then cast in vertical semi-continuous machines that produce different shapes depending on the final product; for example, cylinders are produced for pipes and rectangular bars are created for sheets, bars and busbars.

Copper and brass pipes are used in the residential and commercial construction industry, primarily for sewage and drinking water systems. Copper pipes are also used for air conditioning, heating and refrigeration units, in the fabrication of various automobile parts and by other durable goods manufacturers. The Company's pipe products range in diameter from 2 mm to 5 inches; pipes over 1 inch in diameter are produced in strips measuring up to 6 meters in length while pipes under 1 inch in diameter can be produced in strip or rolled form.

The following diagram depicts the production process for pipe products:

Copper sheets are used mainly for roofing in the construction sector and for thermal isolation purposes (e.g., car radiators). Copper and brass sheets serve as raw material for decorative items such as picture frames and doors. Madeco also manufactures aluminum sheets, which are mainly used for packaging products for the mass consumer market as well as ducts. The vast array of products differ in terms of thickness, width and metal temper, depending on the application for which the final product will be used.

The following diagram depicts the production process for sheets:

Cathodes -- > Smelting -- > Cakes -- > Hot Rolling -- > Surfaces Miling -- > Cold Rolling -- > Annealing -- > Cutting -- > Packing

Copper busbars are principally used as heavy bars for control panels and serve as electrical conductors for low voltage and high amperage energy transmission. In general, the bar height is a function of the amperage; the greater amount of amperage to be transmitted, the greater the height. The Company produces bars up to eight inches in height. Brass bars are manufactured with a special leaded brass, which is a free cutting alloy necessary for the fabrication of bolts, nut or valves.

The following diagram depicts the production process for busbars and brass bars:

Cathodes -- > Smelting -- > Billet -- > Drawing -- > Cutting -- > Packing

Recent product launches in the PBS division include copper water outlets, new copper roofing designs, plastic covered copper pipes for the energy sector and silver-plated busbars for the mining industry.

Coin blanks and minted coins can be made from more than 20 different alloys. The main types of coin blanks and minted coins are copper-based (Nordic Gold, brass, nickel silver, copper-nickel or copper-aluminum-nickel), steel-based (electroplated, cladding and stainless steel), bimetallic (different alloys for the outer and inner ring) and commemorative (gold or silver). Madeco's production specializes in four copper-based alloys: Nordic Gold (copper, aluminum, zinc and tin), brass (copper and zinc), nickel silver (copper, nickel and zinc) and bronze coins (copper plus nickel or copper, aluminum and nickel). The exact alloy mix in each case is determined by customer specifications.

The following diagram depicts the production process for coins:

Electric Melting Furnace -- > Horizontal Continuos Casting -- > Cold Rolling -- > Annealing -- > Balnk Cutting -- > Polishing

Sorting -- > Inspecting Counting -- > Packing

Madeco has had an agreement since March 2000 with the Chilean Mint for its minted coins. This agreement has a five-year term and is automatically renewable for an additional five years unless either of the two parties expressly decides not to renew the contract. Pursuant to this agreement, the Chilean Mint provides the minting process necessary for the Company to fill international customer orders for minted coins from any public or private bids. Each November, the Company and the Chilean Mint must reach an agreement on a reference price, which provides a framework for future bids. The final price for each minting order, however, will depend on the specifications of each particular bid, including alloy, coin size and mint design.

In the case of minted coins, the central bank of each country provides the dies to produce the samples. Once approved, the minted coins are delivered under special security procedures to the vaults of the central bank, where they are carefully reviewed. Once the contract is completed, the dies are returned and a certificate is emitted by the Chilean Mint certifying the amount of the coined currencies.

Brass Mills - Raw Materials

The primary raw materials used in the production of brass mills products are copper, aluminum, zinc, nickel and tin. Historically, prices of copper, aluminum and metals in general have fluctuated greatly. The Company attempts to modify the selling prices of its products to respond to these fluctuations. See: "Item 3. Key Information - Risk Factors" and "Item 5. Operating and Financial Review and Prospects - Fluctuations in LME Metal Prices and Exchange Rates between Currencies".

The Company purchases its copper supplies for its Brass Mills operations in Chile from two large Chilean mining companies, Codelco and Enami. See: "- Metallic Cables - Raw Materials". The Company obtains most (89% in 2002) of its Brass Mills' aluminum requirements from Aluminios Argentinos S.A.I.C. ("Aluar", of Argentina). In 2002, the Company reached an agreement with Aluar, effective from January 1 to December 31, 2002, for the supply of aluminum for the Company's combined needs of its Chilean Brass Mills and Aluminum units. Pursuant to the agreement, Aluar agreed to reserve 10,680 tons of aluminum for the Company in 2002 (10,080 tons and 600 tons for the Aluminum Profiles and Brass Mills units, respectively). On January 9, 2003, the Company signed a contract with Valesul Aluminio S.A. for the supply of its PBS requirements (about 770 tons of aluminum billets).

The Company's zinc requirements are purchased from two Peruvian suppliers, Doe Run Peru S.R.L. ("Doe Run") and Cajamarquilla. On December 16, 2002, the Company signed an agreement with Doe Run in which Doe Run agreed to supply a total of 480 to 720 metric tons of zinc annually. The contract has been modified from previous agreements with Doe Run relating to the quantity of zinc required by the Company, in order to include both the supply needed by the subsidiary producer of coin blanks and coins and the sales increase of brass-based products. Nickel is purchased from Inco Limited (Canada) and Companhia Niquel Tocantins S.A. (Brazil), and tin is purchased from Minsur S.A. (Peru).

Madeco believes that its contracts and other agreements with third-party suppliers for the supply of raw materials for its brass mills products contain standard and customary terms and conditions. During the past ten years, the Company has not experienced any substantial difficulties in obtaining adequate supplies of necessary raw materials at satisfactory prices nor does it expect to do so in the future. A long-standing project exists, however, to study a possible modification or elimination of the Copper Reserve Law by changing the copper reserves that local copper producers must maintain in order to sell to Chilean manufacturers. See: "Item 3. Key Information - Risk Factors".

While the pipes, bars and sheets, or "PBS", division and the coin division together constitute the Company's Brass Mills business unit, the following discussions below (sales breakdown by destination, sales and distribution, market demand and industry size estimates, and market share and description of competition) have been separated into two sub-sections (PBS and Coins).

PBS - Sales by Destination

Madeco sells a large portion of its brass mills products in Chile and Argentina, where the Company has its production installations. Additionally, the Company exports pipes, bars and sheets to multiple countries, including the United States as well as countries in Latin America, Europe and Asia. Export sales for the PBS division consist of all sales to customers in any country other than Chile or Argentina and represented 55.3% of the total division's revenues for the year 2002. The following table shows Madeco's annual net sales generated by the PBS division by destination for the years 2000, 2001 and 2002:

PBS Division - Revenues by Destination (in Ch$ million)
Year	Chile	Argentina	Exports (1)	PBS Division
2000	20,188	11,703	27,444	59,335
2001	18,806	8,445	30,672	57,924
2002	18,158	2,657	25,706	46,521

PBS Division - Volume Sales by Destination (in tons)
Year	Chile	Argentina	Exports (1)	PBS Division
2000	10,022	5,255	18,306	33,583
2001	8,978	3,927	19,236	32,141
2002	8,494	1,113	16,164	25,771

(1) Exports for the PBS division consist of all sales to customers in any country other than Chile or Argentina.

Chile. For the year 2002, sales in Chile were 3.4% lower than the net sales generated in 2001. The drop of sales is based on the decline of domestic demand and the increase in imported sheets (copper, aluminum, brass), and copper pipes of industrial use. Likewise, sales decrease reflects lower sales in the brass sheet market as a result of the Company's strategy to focus on manufacturing more specialized products.

Argentina. For the year 2002, the Company's net sales in Argentina were 68.5% below 2001 figures, reflecting a 71.7% decrease in volume sales. As discussed earlier, the Company's operations were severely impacted by the Argentine political and economic crisis. See: "Item 5. Operating and Financial Review and Prospects - Economic Overview". Moreover, the current turmoil and uncertainty related to the country's future provoked the decision to close the plants related to its Argentine Wire and Cable and Brass Mills operations in that country. At the beginning of the year 2002, as a consequence of Argentina's economic environment and political instability, the Company suspended its Argentine Wire and Cable and Brass Mills production operations. Currently, Decker-Indelqui maintains a minimal staff in Argentina, primarily to sell products imported from certain of Madeco's Chilean facility and to ensure the security and maintenance of its Argentine production facilities. The Company expects to reopen certain of the Brass Mills operations in 2003. The Company has that stated it intends to reopen certain of its other Argentine operations as economic conditions improve in Argentina, though there can be no assurance when or if the Company will reopen its Argentine operations.

Exports. For the year 2002, total export sales decreased 16.2%, reflecting a 16.0% decline in volume sales from year 2001. The lower sales volume reflects the economic slowdown in both the Latin American and the American markets, which was partially offset by increased exports to Europe.

PBS - The Company's Sales and Distribution

The Company attempts to maintain close relationships with each of its major customers and devotes substantial efforts toward developing strong long-term relationships. In order to best serve the specific needs of Madeco's client groups, each sales representative is assigned to clients on an exclusive basis and clients are grouped together based on industry and/or geographic region.

The Company's Chilean sales force shares its sales staff with Madeco Chile's Wire and Cable unit. This combined sales force includes a commercial manager, two supervisors, 13 sales representatives (two of whom are located in southern Chile), four sales assistants and one project engineer. Customer groupings in the Chilean market include: retail companies, electronic and electric appliance manufacturers, aluminum foil and sheet buyers and durable goods manufacturers. The Company also utilizes the Chilean wire and cable commercial network to market and sell its brass mills products to other customer segments. As a consequence of the Company's decision to close its Argentine Wire and Cable and Brass Mills operations, its current sales force includes only one individual dedicated to selling product from the Chilean subsidiary. Prior to the closure, the Company's Argentine sales force included six sales representatives.

The Company's PBS operations have 464 clients in Chile, 212 Argentine customers and 148 customers in its export markets. In 2002, the largest customer was a brass mills product distributor in the Unites States and sales to this customer accounted for 8.5% of the Company's total revenues generated from the sale of pipes, bars and sheets.

Given the unique tendencies that occur in each of the markets served by the Company's Brass Mills business unit, information regarding sales by sector have been included on a country by country basis. The following charts show the Company's sales breakdown by client grouping for the years 2000, 2001 and 2002:

The Company's Chilean Customer Groupings (1)
	% 2000 Revenues	% 2001 Revenues	% 2002 Revenues
Retail	70%	68%	68%
Electric appliance manufacturers	6%	6%	7%
Aluminum	5%	4%	4%
Durable good manufacturers	17%	18%	18%
Others	2%	4%	3%

The Company's Argentine Customer Groupings
	% 2000 Revenues	% 2001 Revenues	% 2002 Revenues
Distributors	34%	39%	53%
Construction	30%	24%	15%
Durable good manufacturers	36%	37%	32%

(1) Figures presented above differ from those presented in the Company's 2000 Annual Report on Form 20-F, in which the Company's sales breakdown mixed both industry and geographic sectors. In order to facilitate analysis, the geographic based distribution has been re-assigned to the appropriate industry sectors.

In general, all of the Company's PBS division customers can buy on credit. While a small portion of the customers make cash payments for their purchase orders, the majority of sales in 2002 were made with credit. In general, the Company has recently been required to lengthen its credit terms for its clients in order to match payment terms offered by competitors. Uncollectible accounts as a percentage of total sales for the PBS division amounted to 8.1% for the year 2002 versus 3.9% for the year 2001. The growth in uncollectibles primarily reflects a strict compliance with provision policies and outstanding indebtedness reviews made by the management. In addition to an increase in Argentine clients with financial problems, reflecting the country's economic difficulties. Due to Argentina's economic crisis, the Company has significantly reduced its credit operations and currently, most customers make purchases in cash.

Delivery or shipping of standard products that are in stock is made within a 48-hour period. In the case of customized products, the production time ranges between 30 and 90 days, depending upon the complexity of the item being produced and the plant workload. The Company implemented an automated production programming system (Scheduler) in its Chilean operation in order to improve production flow and consequently shorten the time period between the ordering and delivery of customized products. When products are completed and available for delivery, the Company either hires third-party transportation companies to deliver the finished goods to a customer's plant or warehouse, or the customer picks up the products at the Company's plant. The mode of transportation for exported products depends on the destination country: while ground transportation is used within the Southern Cone countries, sea transportation is used for exports to all other countries.

PBS - Market Demand and Industry Size Estimates

The principal users of the Company's pipe, bar and sheet products are the mining, energy, and construction sectors, as well as durable goods manufacturers. The Company's management believes that overall demand for its brass mills products is largely dependent on GDP growth. Investments within the mining and energy sectors are also largely dependent on new infrastructure projects. Investment activity and/or demand for the Company's products from the construction sector, durable goods manufacturers and retail operations depend largely on the country's GDP growth. While demand from durable goods manufacturers seems to depend primarily on GDP growth, demand from the construction sector appears to depend both on GDP growth as well as interest rates and unemployment levels.

There are no formal third-party estimates on industry size for any of the countries in which Madeco has Brass Mills operations and the Company bases its estimates on published information from its competitors, import and export reports and the Company's proprietary production and sales data. See: "Presentation of Information".

Given the unique evolution of the brass mills industry within each individual country or segment, discussions regarding the industry growth/shrinkage over the 2000-2002 period are included separately for Chile and Argentina.

Chilean PBS Market. The following chart shows the Company's estimates for the Chilean pipe, bar and sheet industry as well as the country's annual GDP growth rate for the years 2000, 2001 and 2002:

Industry Size (in tons)
Year	Total Industry Size	GDP Rate (2)
2000 (1)	16,980	4.2%
2001	17,380	3.1%
2002	15,822	2.1%

(1) The Company's estimates for industry size differ from those presented in the Company's Annual Report on Form 20-F for the year 2001. As a consequence of additional available information and an improved calculation methodology (excludes semi-foundry and brass rod in industry size estimations for industry size), the Company believes that the figures presented above better reflect industry size.

(2) The annual GDP rates for Chile presented above differ from those presented in the Company's Annual Report on Form 20-F for the year 2000 as a result of a change in Chile's calculation formula and methodology.

The Company estimates that the 2.2% industry decline for copper and brass products for the year 2002 was due mainly to the country's reduced economic growth rate, which negatively impacted construction starts as well as the output of durable goods manufacturers. In addition, the market of aluminum products decreased by 33.8%, reflecting the slackening of demand from local producers for aluminum-based products, due to imports from Argentina of aluminum products at highly competitive prices.

Expectations for future demand in the Chilean pipe, bar and sheet industry are reduced as a result of numerous negative factors. While it is expected that the Chilean construction sector activity will remain relatively constant with 2002 levels, demand from manufacturers is expected to drop due to the fact that export demand for durable goods has diminished. The Company anticipates, however, a significant increase in demand for copper bars and sheets due to a new mining project. In the second half of 2003 and the first half of 2004, the Company expects Codelco will invest in the modernization of its copper refinery. For copper pipes, the Company expects a decline of prices as a consequence of increased competitiveness after the completion of the plant capacity increase of a competitor which Madeco anticipates will be operating by mid-2003.

Argentine PBS Market. The following chart shows the Company's estimates of the Argentine pipe, bar and sheet industry as well as the country's GDP growth rates for the years 1999 to 2002:

Year	Industry Size (1) (in tons)	GDP Rate
1999	24,500	-3.4%
2000	23,000	-0.8%
2001	19,700	-4.4%
2002	9,700	-10.9%

(1) The Company's estimates for industry size differ from those presented in the Company's Annual Report on Form 20-F for the year 2001. As a consequence of additional available information and an improved calculation methodology (excludes semi-foundry and other raw material for industry size estimations), the Company believes that the figures presented above better reflect industry size.

Demand for pipes, bars and sheets in Argentina has consistently decreased from historical levels (27,450 tons on average between 1989 and 1998) over the last four years. This decline reflects the fact that all client sectors of the Company's pipe, bar and sheet products have been negatively impacted by the economic crisis in Argentina.

Another factor that has negatively impacted the Argentine pipe, bar and sheet industry size is the strong demand for PVC pipes. While copper pipes are used for both water and sewage systems in commercial buildings and high-income private housing, PVC pipes dominate the medium- and lower-income housing construction segments. Copper pipes outperform PVC pipes in terms of resistance to pressure and durability, but PVC pipes are popular due to their high quality and lower prices.

The Company estimates that in 2003 the market will grow approximately 80%, driven by an expected recovery of the Argentine construction sector and the substitution of imported products after the devaluation of the Argentine peso, since the end of 2002 in Argentina. The expected growth shows a trend change, after four consecutive years of decline in demand, which reached its peak when in 2002 the total market registered a drop higher than 50% compared to the previous year.

In 2003, market size is expected to increase, with positive, but decreasing annual growth rates between 10% to 20% in the next three years. Thereafter, the Company estimates that the increase in the market size will be directly correlated with GDP for the industry and the construction, as the market will have then reached its 1998 level (approximately 28,500 tons).

PBS - Market Share Estimates and Description of Competition

The Company strives to continue to be a preferred supplier domestically and globally, meeting international quality standards, delivering excellent customer service and continuously being innovative in terms of new product applications. Madeco's principal competitive advantages currently include the high quality of its products, competitive prices, a large commercial network, a diverse product portfolio and a recognized brand name.

There are no formal third-party estimates on market share and the Company bases its estimates on published information from its competitors, import and export reports and the Company's own production and sales data. See: "Presentation of Information". Given the fact that the Company competes against different competitors in both of the countries in which it has operations, market share and information regarding competitors has been separated by country.

Market Share and Competition in the Chilean PBS Market. The following table sets forth the Company's estimate of market share statistics for the Chilean pipe, bar and sheet industry for the past three years:

	2000	2001	2002
The Company	56%	50%	53%
Cembrass	7%	7%	10%
Tecob	5%	7%	7%
Conmetal	3%	4%	8%
Offermanns	3%	3%	3%
Other Domestic	5%	3%	3%
Imports into Chile	21%	26%	16%

(1) The Company's estimates for market share differ from those presented in the Company's Annual Report on Form 20-F for the year 2001. As a consequence of additional available information and an improved calculation methodology (excludes semi-foundry and brass rod in industry size estimations for industry size), the Company believes that the figures presented above better reflect market share.

The Company is the largest local producer of pipes, bars and sheets in Chile, reaching an estimated market share of 53% for the year 2002. The Company believes that it is the leading producer in Chile for copper pipes, bars and sheets, brass sheets and aluminum disks. According to the Company's estimates, there is no clearly defined leader in either the brass pipe or aluminum sheet segments.

The Company's primary competitor in the pipe segment is Tecnologia en Cobre S.A. ("Tecob"), a company created in 1993 by a former Madeco employee; Tecob only produces rigid copper pipes. The other significant participant in the pipe segment is Themco-Conformadores de Metales S.A. ("Conmetal"). Conmetal manufactures rigid copper pipes and small copper bars and was created in 1995 by Themco, a large plastic pipe and fitting conglomerate. The Company estimates that the leader in the brass bars segment is Cembrass S.A. ("Cembrass"). Cembrass is a subsidiary of Indugas (one of Chile's liquid gas distributors) and produces large and medium sized brass bars. The other significant brass bar producer is Manufacturas de Metales Offermanns Flood S.A.I.C. ("Offermanns"), a company that has been in the market for almost 60 years. Offermanns' products include brass bars as well as the well known Flood brand padlock. Other smaller competitors include Electro Copper Ltda., Camet Ltda. and Aceros y Metales S.A.

In the year 2002, domestic producers manufactured approximately 13,240 tons of pipe, bar and sheet products for sale in Chile. Imported products amounted to 2,580 tons, or approximately 16% of the industry. For the years 2001 and 2000, imports represented 26% (4,500 tons) and 21% (3,600 tons) of the industry, respectively.

Companies from Mexico, Canada, South Korea and Argentina have a presence in the Chilean pipes, bars and sheets market. The 2002 import tax rate before adjustments was 7.0%; however, due to the application of treaties and bilateral trade agreements, the import tax rate as applied was 3.8%. Moreover, the effective import tax rate varied depending on the source country: brass mills products were taxed at 0% from Mexico and Canada, 1.8% from Argentina and 8% from South Korea.

In the year 2001, the Company estimates that it lost 6 market share points in the Chilean market. Within the copper based product segment, Madeco estimates that it lost 4 market share points, as a result of its largest customers diversifying their respective supplier bases. In the aluminum segment, Madeco estimates that it lost 11 market share points in the domestic market as a result of increased imports. Moreover, the Company estimates that it lost 15 market share points in the brass products segment as a consequence of an increase in imported brass products.

In 2002, the Company's overall Chilean PBS market share increased its market share from 50% in 2001 to 53%. Madeco increased market share of copper products from 64% in 2001 to 66% in 2002, copper plates being the product with the highest increase. Market share of aluminum sheets and disks increased from 27% in 2001 to 31% in 2002, although total market for such products increased only by 5%. Market share of brass-based products declined from 32% in 2001 to 29% in 2002, mainly as a result of the Cembrass's increased strength in this segment.

Market Share and Competition in the Argentine PBS Market. The following table sets forth the Company's estimate for market share statistics of pipe, bar and sheet products for the past three years:

	2000	2001	2002
The Company	23%	20%	11%
Pajarbol-Cembrass	12%	13%	13%
Sotyl	8%	9%	13%
Cooper Metal	5%	6%	11%
Vaspia	8%	6%	7%
Quimetal	5%	6%	11%
Other Domestic	14%	15%	31%
Imports into Argentina	25%	25%	3%

(1) The Company's estimates for market share differ from those presented in the Company's Annual Report on Form 20-F for the year 2001. As a consequence of additional available information and an improved calculation methodology (excludes semi-foundry and other raw material sold by the Company in the estimations of industry), the Company believes that the figures presented above better reflect market share.

Madeco estimates that it has been the leading brass mills manufacturer in Argentina over the past years. Its principal competitor is Pajarbol S.A.; this company was founded in 1957 and is the largest producer of high quality brass bars. Sotyl S.A. was founded in 1973 and principally produces brass sheets. Vaspia S.A.I.C. was founded in 1960 and is a producer of brass bars, profiles, valves and hardware fixtures. Industrias Quimetal S.A.I.C. was founded over 30 years ago and has a modern plant specializing in copper pipe production for refrigeration and heating units.

In the year 2002, local manufacturers produced approximately 9,470 tons of pipes, bars and sheet products for sale in Argentina. Import products amounted to 303 tons, or approximately 3% of the market. For the years 2001 and 2000, imports represented 25% (4,840 tons) and 25% (5,640 tons) of the industry, respectively.

The Company's market share decrease (from 20% in 2001 to 11% in 2002) in total market of brass mills in Argentina mainly resulted from the strengthening of the local manufacturer Quimetal, when the Company left its local production of these products and began its imports from its subsidiary in Chile. At the beginning, such imports experienced some squeezes as a consequence of the closure of the markets in Argentina. In addition, the devaluation of the

Argentine peso against the U.S. dollar caused a strengthening of local industry (principally pipe producers and, to a lesser extent, sheet manufacturers), who began to compete with a cost structure lower than that of international producers who exported products to Argentina (the case of the Company). Finally, in the year 2002 the Company left the wire market due to the strong price drop resulting from an excess capacity of domestic manufacturers.

As of October 2002, a new marketing strategy has been implemented to help recover brass mills market share through importing a wider mix of products from Brazil and Chile and through an improvement in client service.

Market Share in the International Export Market. While the Company does not have detailed market information available regarding the size of the global brass mills industry, it is estimated that the international market exceeds 4 million tons and Madeco's market share based on sales to countries other than Chile and Argentina represents less than 1% of the total industry. The Company plans to increase exports in the year 2003 through new customers in the areas of rolling and copper pipe sales in Latin America and Europe.

Coins - Sales by Destination

Madeco sells the bulk of its coin products to countries outside Chile, including the United States as well as countries in Latin America, Europe and Asia; export sales represented 87.6% of the total coin revenues for the year 2002. The following table shows Madeco's annual net sales generated by the coin division by destination for the years 2000, 2001 and 2002:

Coins Division - Revenues by Destination (in Ch$ million)
Year	Chile	Exports (1)	Coins Division
2000	1,076	13,671	14,747
2001	1,067	12,923	13,989
2002	1,241	8,799	10,040

Coins Division - Volume Sales by Destination (in tons)
Year	Chile (2)	Exports (1)	Coins Division
2000	447	5,838	6,285
2001	39	4,653	4,692
2002	92	3,490	3,582

(1) Exports for the Coins division consist of all sales to customers in any country other than Chile.

(2) Volume figures for sales made in Chile are not comparable year to year. Armat provides a metal processing service to the Chilean Mint, which entails receiving metals pre-purchased by the Chilean Mint and converting the metals into coin blank form. Volumes sales for 2000 included volume that Armat processed for the Chilean Mint; beginning in 2001, the Company's sales volume only includes volume that the Company purchases as raw material and produces into coin blanks, excluding volume processed for the Chilean Mint. For the years 2000 and 2001, Armat processed 399 and 345 tons for the Chilean Mint, respectively.

Chile. For the year 2002, revenues from sales in Chile increased by 16.3% compared to 2001. The increased sales were mainly caused by an increase in volume of coin blanks delivered to Chile's mint (from 345 tons to 580 tons), as a consequence of a demand increase to replace old coins in circulation.

Exports. The Company's export sales of coins and coin blanks outside of Chile in 2002 were 31.9% lower than in 2001, reflecting a 25.0% decrease in the volume sales. The revenue decrease reflected the end of the peak demand for Euro coins which began circulation on January 1st, 2002. "Nordic Gold" alloy required for Euro coin blanks decreased 80% from 2001 levels.

Coins - The Company's Sales and Distribution

Manufacturing of coin blanks start only when customers settle the orders and sign a formal contract. The Company's sales force is lead by a commercial manager who participates personally in the bidding process in which the Company is invited to participate for the markets of Europe, Asia and Africa. Today the Company also has a Product Manager who participates personally in bids in the U.S., Central and South American markets and assists certain of those regions' Central Banks in their decisions in the coinage rotation for new editions. The commercial department is in charge of participating in bid processes, opening new potential markets and maintaining good relationships between the Company and its customers. The Company also hires agents in many countries to act as representatives for the Company according to local legal requirements.

The Company's sales process begins with a bidding process, which can be either public or private, depending on the country. In the case of a public bid, any coin manufacturer has the right to make a sales quote. In contrast, manufacturers must be invited to participate in a private bid. In Asia, there are public bids every two years, whereas in Europe, both public and private bids take place throughout the year. European customers tend to make medium-sized volume purchases (500 to 1,000 tons) and have longer-term delivery specifications. Central and South American countries operate with public bidding auctions and traditionally make small volume purchases (less than 500 tons) and require multiple partial deliveries. In the case of bids made to Europe, Central and South America, the price determined by the Company has two components: a fixed price for the conversion of metal to coin blanks and a variable price for the metal used, based on prices quoted on the LME.

Once the Company is granted a bid, there are a series of conditions that must be met. For example, in the case of coin blanks for Europe, samples must be submitted for approval prior to initiating production; moreover, auditors are sent to the plant to review the quality process. European clients also require quality certificates prior to shipping and then review all coin blanks before minting. In Asia and South America, buyers do not require quality certificates but do request bid bonds; in these cases, coin blanks are reviewed at the time of delivery.

The Company's largest clients are central banks and coin mints. This business is dependent upon the central banks and mints that are replenishing their respective country's coin supply, making for purchase patterns consisting of infrequent but high volume sales. The Company's key North/South American customer in 2002 was the Central Bank of the Dominican Republic and this customer accounted for 18% of total coin sales. The Company's key European customer in 2002 was The Central Bank of Ireland, which accounted for 11% of total coin sales. The Company's key Asian customer in the year 2002 was The Treasury Department of Thailand, accounting for approximately 10% of the total coin sales.

In general, all of the Company's sales to coin customers were made on credit. Payment conditions are included in the bid specifications and are usually either letters of credit or direct collection. In the case of direct collection, the terms of payment range between 30 to 90 days after receipt of the product at its destination. Average shipping time to a destination is approximately 45 days and the average period between invoicing/dispatch and payment decreased from 102 days in the year 2001 to 105 days in 2002.

Coins - Market Demand and Industry Size Estimates

The principal users of the Company's coin blank and minted coin products are central banks and mints. Additionally, the Company produces tokens that are used by transportation systems and gambling casinos. Demand by a country's central bank depends on that country's GDP growth rate, inflation, population growth, tourism as well as the wear and tear of the existing minted coins.

There are no formal third-party estimates on industry size. The coin blanks and minted coin industry operates on an international bidding system. The Company's estimate of industry size for the past four years is based solely on published information from its competitors, the public bids of which the Company is aware, the private bids to which the Company is invited to participate, installed capacities and the Company's own sales data.

Year	Industry Size (in tons) (1)
1999	40,000
2000	66,000
2001	100,000
2002	65,200

(1) Industry size estimates only include coins fabricated with non-ferrous metals, and exclude electroplated coins as well as coins fabricated with stainless steel.

Prior to the launch of the new Euro coin, the coin industry averaged 45,000 tons for the 1990-1998 period. The substantial growth in the coin industry since 1999 is the result of the launch of Europe's single currency, which began circulation in January 2002. Since July 1999, bank note printers and coin mints worldwide have produced an estimated 14.5 billion bank notes and 56 billion coins, respectively.

The introduction of the new currency has brought structural changes to the coin market. Most of the larger coin manufacturing companies around the globe increased production capacity and quality controls, as well as introduced state-of-the-art technology into the production process. In 2002, the industry size of the market declined by 34.8% versus the previous year, due mainly to the drop of demand from European Central Banks.

Coins - Market Share and Description of Competition

Today, Armat is the sole private domestic producer of coins in Chile and among the leaders in the international coin blank market. Globally, the Company is considered one of the ten largest coin blank producers (in terms of volume). Moreover, Armat is distinguished as being the sole Latin American supplier of "Nordic Gold", the alloy required to manufacture the Euro 10, 20 and 50 Eurocents coins.

The Company's principal advantages as compared to its competitors are a consequence of its permanent commitment to high product quality and excellent customer service, in conjunction with competitive price levels afforded by its relatively low cost structure. Finally, the agreement with the Chilean Mint provides the Company the means to offer competitive pricing in international minted coin quotations.

There are no formal third-party research estimates on market share and the Company bases its estimates on published information from its competitors, the public bids of which the Company is aware, the private bids to which the Company is invited to participate, installed capacities and the Company's own sales data. See: "Presentation of Information". The following table sets forth the Company's estimates of market share based on the volume of international bids awarded to each company for the past three years:

	2000	2001	2002
Poongsan	27%	35%	35%
VDN	33%	31%	31%
The Company	10%	5%	6%
Royal Mint of England	5%	3%	2%
Royal Canadian of Canada	6%	3%	3%
Others	19%	23%	23%

There are four other participants in the coin production industry, which the Company estimates, together with the Company's own coin production, represent more than 75% of the total volume in the industry. With the exception of Royal Canadian, all of the major coin companies manufacture the Euro coin alloy. The industry's largest participant is Vereinigte Deutsche Nickel ("VDN") of Germany, with a production capacity of 45,000 tons; additionally, this competitor manufactures electroplating coins. Poongsan of Korea is the global leader in the coin industry and is recognized for its product quality. The market leader specializes in copper-based coin blanks, including the Euro, and its principal market is Asia. Finally, there are two government-related entities in the coin industry, the Royal Mint of England and Royal Canadian.

In 2002, market share participation for the English and Canadian companies decreased as a result of their specialization in the electroplating process; the electroplating coin blanks had a low demand in comparison to copper alloy coin blanks.

The Company's market share over the past few years has declined as other participants in the coin industry have significantly increased their respective production capacities in order to exploit the increased industry demand for the Euro currency. In 2001, most of the Company's installed capacity was committed to sales of coin blanks to Europe (in 2001 represented 52% of total sales of the Company). After the introduction of the Euro, competitors initiated aggressive pricing, given the excess of installed capacity in the industry. The following chart indicates the estimated leader for each type of coin alloy:

Coin	Leader
Brass	Poongsan
Bronze	Poongsan
Nordic Gold	VDN
Nickel silver	Poongsan

As a consequence of the increased coin demand stemming from the launch of the new Euro currency, central banks in Europe have been selecting coin manufacturers from the international arena based on price levels. Traditionally, the local coin producers were relatively protected from international competition. The local European companies have reacted by offering favorable commercial terms (e.g., DDP or delivered duty paid), thereby impairing the ability of foreign coin companies to compete in the absence of free trade agreements. There has also been a tendency towards the creation of alliances between European mints and leading coin companies. These alliances better enable the European mints the ability to provide just-in-time minted products. Additionally, they provide easier market access for foreign coin manufacturers.

Flexible Packaging

In 1961, Alusa S.A. was founded jointly by the Company and the Zecchetto family with the objective of producing, selling and distributing flexible packaging products printed by either rotogravure or flexographic methods. In order to strengthen its strategic position within the two segments in which it then participated, Alusa separated in 1994 its Flexible Packaging operations from its complementary business, the fabrication of aluminum foil and plastic wrap (both mass consumer products for home and commercial use).

The Company began the internationalization of its Flexible Packaging business in 1993 with the creation of Aluflex S.A. and the greenfield construction of a plant in San Luis, Argentina. The objective of the new operation was to supply the large mass consumer product companies in Argentina as well as access the immense Brazilian market potential. In addition, the plant's location is optimal to serve as a secondary production source to fulfill peaks in Chilean demand.

In 1996, the Company entered into the Peruvian packaging market by acquiring a 25% interest from Peruplast S.A. and TechPack S.A., maintaining to date such stake in Peruplast and a 25.6% in TechPack. Both companies are leaders in the flexible packaging Peruvian market, with an estimated combined market share of 62% for 2002. Peruplast prints packaging products through a rotogravure technique and TechPack prints packaging products, through a flexographic method. The two companies have one majority shareholder and share joint administration.

The following table includes the names of the Company's subsidiaries dedicated to the production, sales and distribution of flexible packaging products:

Country	Entity Name
Chile	Alusa S.A.
Alufoil S.A.
Argentina	Aluflex S.A.

As a consequence of Argentina's tumultuous economic environment and political instability, the Company has reduced the personnel but not the operations of its subsidiary Aluflex. See: "Item 5. Operating and Financial Review and Prospects - Economic Overview".

Flexible Packaging - Summary of Sales

The following table shows the Company's annual net sales generated by the Flexible Packaging business unit for the years 2000, 2001 and 2002:

Flexible Packaging Unit
Year	Revenues (in Ch$ million)	% Consolidated Revenues	Volume Sales (in tons)	% Consolidated Volume
2000	43,829	13.6%	14,426	8.6%
2001	43,590	12.8%	14,013	8.1%
2002	40,533	15,8%	13,912	10.3%

In 2002, the Flexible Packaging unit generated revenues (Ch$40,533 million) similar to the amount generated the previous year (Ch$43,590 million). As a percentage of consolidated revenues, the Flexible Packaging unit represented 15.8% of the Company's consolidated sales for the year 2002.

The Company principally sells its flexible packaging products in the same markets where it maintains its operations. Additionally, Madeco exports flexible packaging products to various countries, both within Latin America and abroad; export sales represented 10.8% of the total unit's revenues for the year 2002. The following tables show the Company's annual net sales generated by the Flexible Packaging business unit by destination for the years 2000, 2001 and 2002:

Flexible Packaging Unit - Revenues by Destination (in Ch$ million)
Year	Chile	Argentina	Exports (1)	Flexible Packaging Unit
2000	26,091	14,094	3,644	43,829
2001	26,102	14,272	3,216	43,590
2002	26,343	9,815	4,375	40,533

Flexible Packaging Unit - Volume Sales by Destination (in tons)
Year	Chile	Argentina	Exports (1)	Flexible Packaging Unit
2000	9,560	3,862	1,004	14,426
2001	9,379	3,746	888	14,013
2002	9,319	3,222	1,371	13,912

(1) Exports for the Flexible Packaging unit consist of all sales to customers in any country other than Chile or Argentina.

In 2002, volume sales for the Flexible Packaging unit amounted to 13,912 tons, a slight decrease of 0.7% versus 14,013 tons sold the previous year.

Chile. Chilean sales of flexible packaging products increased 0.9% in 2002 compared to 2001, as a consequence of a greater incidence in sales of higher value-added products, which were partially offset by a slight 0.6% decline in sales volume, due to a maintenance of market share levels and the stagnation of industry size.

Argentina. After the collapse of the Argentine economy, beginning in the second half of the year 2001, the Flexible Packaging Division in Argentina registered a 14.0% drop in 2002 versus 2001 in sales volume, while the industry suffered an estimated greater decline. The drop in sales reflects the decline of the local demand which was partially offset by gains in market share due to its position as a reliable supplier during crisis time.

The following table shows the Company's total revenues generated by the Flexible Packaging unit for the years 2000, 2001 and 2002, broken down by the subsidiary generating the sale:

Flexible Packaging Unit - Revenues by Subsidiary (in Ch$ million)
Year	Alusa + Alufoil	Aluflex	Inter-company	Flexible Packaging Unit
2000	28,789	15,040	-	43,829
2001	28,384	15,206	-	43,590
2002	29,903	10,631	(1)	40,533

Flexible Packaging - Production

The Company has a total of three modern facilities for the production of flexible packaging products. The Chilean operation has two plants and the Argentine subsidiary operates one facility. The following table includes information regarding each flexible packaging production facility: plant location, principal products manufactured and ISO certification:

Country	Location	Principal Products	ISO Certification (1)
Chile	Quilicura, Santiago	Flexographic, Rotogravure	9001: 1997, 2000
	La Reina, Santiago	Flexographic	N/A
Argentina	San Luis	Flexographic, Rotogravure	9001: 1998, 2001

(1) In cases where two dates are included, the first date indicates the original certification and the second date indicates the most recent certification.

Flexible packaging products include candy wrappers, bags for cookies, snack foods, fresh and frozen products, as well as diapers and personal hygiene products, envelopes for powdered soups and juices, flexible bags for ketchup and mayonnaise as well as for cleaning products such as laundry detergents, labels for beverage bottles, peel-off lids and labels for yogurt containers and wrappers for ice cream products. All of the Company's products are manufactured in accordance with international requirements and customized to meet individual customer specifications. The Company also produces aluminum foil and plastic wrap, end products for the mass consumer market.

Production of flexible packaging products begins by combining the different layers of material(s) required for each particular packaging order; the combination of materials depends on the product's requirements, such as impermeability, desired shelf life and cost considerations. Flexible packaging products are made from any combination of the following: plastics (such as polypropylene, polyethylene and/or polyester), aluminum foil, resin, wax and adhesives. The most common packaging types are single-layer and multi-layer, coextruded barrier films, doy pack containers and metallized films. Many of the packaging component materials are purchased in ready-to-print rolls. Due to the high volume of polyethylene used in flexible packaging, this raw material is purchased in pellet form and extruded at the Company's facilities into rolls of the appropriate diameter, thickness, width and color for each particular order.

The principal pre-printing process involves the digital design for packaging graphics, including color selection, text and layout. There are two forms of printing: rotogravure and flexographic. The rotogravure printing process involves diamond-etching a separate cylinder for each color and a lengthy set-up process; as such, it is appropriate for high-volume orders. The flexographic printing method requires a metal plate containing the design to be printed. The flexographic method is more appropriate for smaller orders as a result of its more efficient use of dye and energy, and is the only method that can print over polyethylene.

Traditionally, machinery and equipment requirements for rotogravure printing have been greater than for flexographic printing, and as a result, flexographic printing has been more commonly used. While the flexographic printing method has traditionally been inferior to the rotogravure method in terms of printing clarity and quality, these differences have been disappearing over time as the quality and equipment investments in the flexographic printing method have increased. The following diagram depicts the flexible packaging production process:

Graphics Designed -- >

Extrusion of Polyethylene -- > Laminating & Layering -- > Printing -- > Laminating & Layering -- > Cutting -- > Folding -- > Packing

(as Required) (as Required) (as Required)

Subsequent to the printing process, additional laminates and any other necessary layers are attached using adhesives between layers. Finally, the rolls are cut, folded (if necessary) and packaged.

Flexible Packaging - Raw Materials

The principal raw materials used in the production of flexible packaging are plastics (i.e.: polypropylene, polyethylene, polyester), paper, aluminum film, dye, adhesives and dilutive agents. Plastic is the most significant raw material in the production of flexible packaging and polypropylene is the most common type of plastic used.

The main raw materials used in the flexible packaging production are films (that may be of different plastic materials from oil derivatives such as polyethylene, polypropylene or polyester), paper, aluminum foil, dyes, adhesives and dilutive agents. The principal film suppliers for Alusa in Argentina and Chile are Vitopel S.A., Terpahne Ltda y Sigdopack S.A. The main polyethylene resin supplier was Dow Química Chile in 2002. These four suppliers provided 40% of the raw materials used by the Company in the year 2002. However, the Company can access other sources when price and delivery terms are more favorable.

The Company obtains most of its aluminum requirements from Aluar (Argentina) and VAW Aluminum AG (Germany). However, the Company can access other sources when price and delivery terms are more favorable.

Paper is purchased from suppliers in Chile, Brazil, the United States and Sweden. Suppliers of ink include domestic suppliers, including Sun Chemical S.A and Tintas Graficas S.A., which is a subsidiary of Basf Aktiengesellschaft (Germany). The Company purchases its various adhesives from Henkel Chile S.A. and Rhom & Hass Chile Ltda.

The existence and competitiveness of diverse suppliers both within the region and internationally provide Madeco with multiple alternatives in terms of attractive prices and payment conditions. Madeco believes that all contracts or other agreements between it and third-party suppliers with respect to the supply of raw materials for flexible packaging contain standard and customary terms and conditions. The Company does not believe that it is dependent on any one supplier for a significant portion of its important raw materials for its Flexible Packaging Production. During the past ten years, the Company has not experienced any material difficulties in obtaining adequate supplies of necessary raw materials at satisfactory prices nor does it expect to do so in the future.

Flexible Packaging - The Company's Sales and Distribution

In both Chile and Argentina, Madeco dedicates substantial efforts toward developing strong long-term relationships with each of its major customers. The Company recognizes the importance of packaging to the customer, both in terms of cost and as an important marketing tool. Moreover, strong client relationships foster the potential to jointly develop new packaging ideas.

In Chile, the Company's sales force for its flexible packaging unit includes one commercial manager, one sales operation manager, three customer service representatives, seven sales executives (five to domestic sales and two to exports) and three sales assistants. Sales of mass consumer products manufactured in the Company's subsidiary Alufoil are made by two sales executives and one sales manager, selling directly in supermarkets and wholesale distributors. In addition, the Company has two sales executives that focus on the industrial sector and sales of flexible packaging such as cones for ice cream and yogurt aluminum lids. In Argentina, the Company's sales force is composed of one commercial manager and three sales executives. Customers place orders for the products required directly through the Company's sales force, and the Company has no exclusivity agreements. Furthermore, in both countries the Company has a technical team to advise in packaging structure and design. This team closely works with the principal customers in the development of new products and modifications of existing products. In addition, the Company maintains a representative office in Brazil and has representatives in Colombia, Ecuador, Mexico and Costa Rica.

The Company's Flexible Packaging unit has approximately 270 active customers in Chile, which includes 113 mass consumer product manufacturers requiring flexible packaging products and 157 retail customers such as supermarkets and small mom and pop stores that purchase the Company's aluminum foil, plastic wrap and garbage bags for resale. The Company also has approximately 26 clients in Argentina as well as approximately 45 clients in export markets. The Company's largest customers in 2002 are in the food and hygiene industries. Among them, large multinationals, including Nestlé Chile S.A., Unilever Bestfoods de Chile S.A. and Danone Argentina S.A., and regional companies, including Empresas Carozzi S.A., Arcor S.A.I.C. and Grupo Córpora (Córpora Tresmontes S.A. and Córpora Aconcagua S.A.). The Company's ten principal customers accounted for 45% of the units' total consolidated revenues. Given the unique tendencies that occur in Chile and Argentina in terms of demand levels among the various client sectors served by the Company's Flexible Packaging business unit, information regarding sales by sector have been included on a country by country basis.

The following charts show Madeco's sales breakdown by client grouping for each country for the years 2000, 2001 and 2002:

The Company's Chilean(1) Customer Groupings	% 2000 Revenues	% 2001 Revenues	% 2002 Revenues
Concentrated & dehydrated products	20.7%	20.5%	24.9%
Condiments & fruit based products	17.2%	18.5%	18.7%
Candies and flour	18.9%	17.1%	18.4%
Personal & pharmaceutical products	1.9%	8.4%	10.6%
Lacteous	13.7%	11.0%	9.8%
Snacks	5.3%	5.1%	4.0%
Frozen products	2.4%	2.8%	2.8%
Meat products	1.3%	3.5%	2.6%
Cleaning products	1.5%	2.8%	2.6%
Others	17.1%	10.2%	5.6%

(1) Sales in Chile differ from those presented in the Company's Annual Reports on Form 20-F for the years 2000 and 2001, because, before 2002, Chilean sales represented sales from the Company's two subsidiaries in the country (Alusa Chile and Alufoil). In the year 2002, since both companies supply different customer segments, it was determined that the Company's Chilean sales include sales carried out by the subsidiary Alusa Chile located in Quilicura, thus excluding sales from the subsidiary Alufoil. From Alufoil's total annual revenues, 53% corresponds to industrial sales and the remaining 47% to sales to the so-called domestic segment (mainly supermarkets). Alufoil's sales represent about 9.7%.

The Company's Argentine Customer Groupings	% 2000 Revenues	% 2001 Revenues	% 2002 Revenues
Cookies, candies and snacks	17%	30%	54%
Pastas	27%	9%	2%
Condiments	13%	18%	1%
Cleaning products	10%	7%	7%
Pet food	16%	21%	18%
Others	17%	15%	18%

In general, all of the Company's Flexible Packaging unit's customers can buy on credit. While a very small portion of the customers make cash payments for their purchase orders, the majority of sales (over 99% in 2002) were made under credit conditions.

Within the Flexible Packaging unit, the average payment period decreased from 106 days in 2001 to 74 days in 2002. Due to Argentina's economic turmoil, since January 2002, the Company has significantly reduced its credit operations and currently, most Argentine customers must purchase in cash. Uncollectible accounts as a percentage of total unit revenues amounted to 0.9% for the year 2001 and 0.3% for the year 2002.

Delivery time of packaging products which require new graphics can be up to 20 days; for those products with repeat graphics, delivery time is approximately 10 days. Subsequent to production completion, the Company hires third-party distribution companies to deliver finished goods to the customer's plant or warehouse. The mode of transportation for exported products depends on the destination country: while ground transportation is used for exports to Bolivia and Brazil, sea transportation is used for exports to all other countries.

Flexible Packaging - Market Demand and Industry Size Estimates

The principal users of the Company's flexible packaging products are multinational and domestic mass consumer product companies within the food, snacks and personal hygiene segments. The Company believes that demand for flexible packaging products depends largely on the level of supermarket sales, which has not been as negatively impacted by the economic slowdown over the past few years as other industries served by the Company's products.

The packaging industry is experiencing a structural change as multinational companies consolidate their purchases for packaging materials on a regional, and in some cases, global basis. Furthermore, the total number of customers has decreased as a result of mergers and acquisitions among the mass consumer market participants. See: "Item 3. Key Information - Risk Factors". Within the region, the principal mergers and acquisitions which have recently occurred include:

    Lever acquired Bestfoods
    Philip Morris acquired Nabisco
    Nestle acquired Cargill Argentina (pet-food division)
    Arcor (Argentina) acquired Dos en Uno (Chile)

There are no formal third-party estimates on industry sales volume and the Company bases its estimates on published information from its competitors, supermarket sales estimates, import reports of raw materials and the Company's own sales data. See: "Presentation of Information".

Given the unique evolution of the flexible packaging industry within each country, information regarding the industry's evolution over the 1999-2001 period are included separately for Chile and Argentina.

Chilean Flexible Packaging Market. The following chart summarizes management's estimates for the Chilean flexible packaging industry and the supermarket sales index for the years 2000, 2001 and 20002:

Year	Industry Size (1) (in tons)
2000	39,150
2001	35,640
2002	36,050

(1) The Chile Flexible Packaging market presented above differ from those presented in the Company's Annual Report on Form 20-F for the year 2001 as a result of a change in the Company's methodology and larger third party information available.

Among the plastic packaging products, the most important segment corresponds to flexible multi-layer packaging types amounting to a 25% share within the Chilean flexible packaging category. This share had associated sales of approximately US$146 million for 2002, in accordance with data available from CENEM (Centro de Envases y Embalajes de Chile) and estimates by our Company.

During the same period (1998-2002), volume sales of the Chilean flexible packaging industry grew at an annual average rate of 0.8%, significantly lower than that of net sales. There was a significant industry-wide decrease in physical sales in the year 2001, and it is estimated that in 2002 industry sales had not risen to the levels of 1999. The aforementioned industry decrease was in part explained by lower sales in supermarkets, which for the period accumulated to a 1.3% decline.

The Company believes the increase in sales through supermarkets in the last few years (except in the year 2002) has reflected a greater sophistication in food packaging, both in terms of marketing elements as well as preservation and safety. An example of this includes a change from simple single-layer polyethylene packaging products to more elaborated multi-layer packaging types (including laminates of different materials such as polyethylene, aluminum or paper). These more sophisticated and complex products, with greater added value, allow a longer shelf life of food, generating lower product loss due to expiration.

Additionally, the economic development of the country has been one of the factors influencing the industry evolution, since when increasing per capita income, consumers prefer elaborated products, which positively affects the demand for the Company's packaging products by our customers.

This fact becomes evident when analyzing per capita consumption of flexible packaging products in relation to per capita income: the former exponentially grows as the latter grows.

From 1998 to 2002, the average price of flexible packaging products in local currency showed an increase from Ch$2,366/kilo to Ch$2,903/kilo, constituting 4.5% annual growth, while the average price in U.S. dollars was stable at US$4.26/kilo. This is largely as a result of an international price decline in the relevant raw materials, at least up to December 2002. As of 2003, however, large producers of these raw materials worldwide have implemented significant increases in the price of their products, largely resulting from the effects of the Iraqi conflict.

The Company estimates that the demand for flexible packaging products, and particularly the Company's larger segment of flexible multi-layer packaging products, has a higher elasticity with respect to the country's GDP. This means, for example, if Chilean GDP increases between 3% to 4.5% for the next seven years, the size of flexible packaging industry would grow between 3.4% to 5.3% pursuant to the Company's estimates.

Argentine Flexible Packaging Market. The following chart summarizes management's estimates for the Argentine flexible packaging industry and the supermarket sales index for the years 2000, 2001 and 2002:

Year	Industry Size (in tons)	Supermarket Sales (in million of historical AR$)
2000	67,000	14,340
2001	60,300	13,507
2002	N/A	15,102

The Company estimates that the flexible packaging industry grew over 4% in the year 2000. For the year 2001, the industry decreased by approximately 10%. While the industry remained stable during the first half of 2001, sales were immediately impacted with the onset of Argentina's economic turmoil in the second half of the year. In both the 4th quarter of 2001 as well as the 1st quarter of 2002, both supermarkets and mass consumer goods manufacturers reduced inventory levels to a minimum, almost paralyzing industrial and commercial activity. See: "Item 5. Operating and Financial Review and Prospects - Economic Overview".

During the first half of 2002, particularly in January and February, there was a further decrease in activity as a consequence of the post-devaluation shock, when the Company was forced to halt sales during certain days given the impossibility of determining sales prices. Later in 2002, the Company implemented substantial sales price adjustments (due to a new Argentine peso to U.S. dollar exchange rate) and payment terms (due to continuing economic uncertainty). Average terms for payments were thereafter modified from 90 days to approximately 15 days.

In the second half of 2002, a slight recovery in demand could be observed; however, demand adjustment for short periods beginning in the first quarter of 2002 did not significantly vary.

Although economic expectations were extremely negative by the end of 2002 (a continuous increase in exchange rate as well as an increase in inflation were expected), none of these negative forecasts were realized. In the year 2003, it is expected that market demand will show a reactivation compared to 2002, increasing around 4% to 5%. Notwithstanding such increase, demand levels for 2003 would be 15% and 20% lower than those registered in the year 1998.

Flexible Packaging - Market Share and Description of Competition

Madeco's primary competitive advantages are its market leadership and a recognized brand name. Moreover, given that the Company has two large flexible packaging plants, one in Chile and another in Argentina, it is considered to be one of the few companies capable of producing consolidated regional packaging requirements for large manufacturers.

Despite the existence of two distinct printing methods, the Company estimates market share based on the combined volume of both printing methods since the majority of packaging alternatives can be combined with either printing technique. There are no formal third-party estimates on market share and the Company bases its estimates on published information from its larger competitors, supermarket sales estimates, import reports of raw materials and the Company's own sales data. See: "Presentation of Information".

Market Share and Competitors in the Chilean Flexible Packaging Market. The following table sets forth the Company's estimate of market share for the two most relevant participants in the flexible packaging market in Chile for the past three years:

	2000	2001	2002
Edelpa	26%	32%	30%
The Company	24%	26%	26%

There is one other significant participant in the flexible packaging market with rotogravure printing capabilities: Envases del Pacifico S.A. ("Edelpa") (Chile). The most significant competitor, Edelpa, which has two manufacturing facilities, one in Santiago and another in Viña del Mar and over recent years, has had superior operations in terms of production efficiency, scrap levels and lower labor costs.

Competition within the flexographic printing segment is composed of multiple small participants. The most significant participants in this segment include Manufacturas de Polietileno S.A. ("Mapoleno") with approximately seven market share points, Carter Holt Havey Packaging S.A., with about five market share points, Plasticos Warda S.A. ("Warda"), with approximately four market share points, Productos Plasticos H y C S.A. ("H y C"), with approximately six market share points. Mapoleno was created in 1960 and has its production and sales facilities located in Santiago. Warda is a privately held company located in Viña del Mar. H y C is a well-established company located in Santiago.

Imports represented approximately 5% of volume sales in the domestic market in the last three years. Companies from Brazil, Germany, Spain, Italy, France and Taiwan have a presence in the Chilean flexible packaging industry as companies purchase for their consolidated packaging needs on a regional or global basis.

Within the mass consumer product segments for aluminum foil and plastic wrap, the Company maintains a leadership position in Chile with the nationally recognized brands PlastiAlusa and AlusaFoil. Nevertheless, in the past several years, market shares of the industry leaders for flexible packaging generally has varied significantly from year to year.

The Company's current strategy not only includes a recovery component regarding market share in Chile, but also a focus toward marketing an increasing amount of products in Latin America. This emphasis on the international market is based on two reasons: First, export products correspond to greater value-added products and, therefore, have higher prices and margins and, second, there are currency risk benefits to our business in maintaining a percentage of our revenues in U.S. dollars, so as to generate a natural currency hedge. This is particularly important as most of our raw materials are import products, so their prices are expressed in U.S. dollars.

The Company is optimistic regarding its prospects for growth in the flexible packaging market.

Market Share and Competitors in the Argentine Flexible Packaging Market. The following table sets forth the Company's estimate of the Company's market share in the Argentine flexible packaging industry for the past three years:

	2000	2001	2002
The Company	6%	7%	7%

The Company's principal competitors in Argentina include: Dinan S.A. (rotogravure printing) with approximately 9-12 market share points and Fleximat S.A. (rotogravure and flexographic printing) with about 8-10 market share points. Additionally, there are multiple small competitors which together represent a large portion of the Argentine flexible packaging market. The Argentine food industry leader Arcor (with approximately 15 market share points) is a vertically integrated company with its own proprietary packaging operation, Arcor Conversion. Despite Dinan's leadership in the industry, the company filed bankruptcy at the end of 2001. Fleximat was created by the merger of Flexibles Argentinos and Celomat and is managed by the Matarazzo family.

In relative terms, it appears the larger flexible packaging manufacturers have benefited from Argentina's economic turmoil. Given the elimination of credit arrangements and the reduced confidence level in business dealings, many of the smaller flexible packaging companies have been unable to procure imported raw material supplies. In the Company's case, its Chilean operation has served as a guarantor, enabling Aluflex to continue operations and consequently, the Company has increased its market share slightly.

In 2002, Dinan showed a slight recovery, aided by an improved financial position of the Company after converting their credits to Argentine pesos. Dinan still, however, faces challenges in purchasing raw materials. In the year 2002, there were also more aggressive strategies from some new medium-sized competitors, such as Fusion (San Luis) and Sipack (Cordoba). Arcor's reentrance is the most significant in competitive terms, serving external customers among its group of companies, although in restricted volumes as much of its production capacity sold to one of its affiliated.

During 2003, it is expected that new participants, including Fusion and Sipack will increase their activity, though will not significantly affect the market as long as the market continues its recovery. Arcor may still impact the market in the medium term, considering Arcor is the manufacturer with the largest production capacity of flexible packaging products in Argentina.

Aluminum Profiles

Industrias de Aluminio S.A. (Indalum) was founded in 1954. Madeco began producing aluminum profiles in 1954 and in 1991, acquiring a 98.6% stake in Indalum. Today, the Company is the sole aluminum profiles manufacturer in Chile. The aluminum profiles manufactured by the Company are used as window and door frames as well as hardware fixtures in both the residential and commercial construction industry. In addition, the Company produces aluminum profiles used in the fabrication of durable goods such as refrigerators and ovens. The Company is vertically integrated in Chile and owns the largest aluminum profiles distributor, Alumco S.A. The Company also distributes aluminum profiles in Bolivia through its proprietary company Distribuidora Boliviana S.A.

In 1991, the Company commenced its curtain wall installation business, which involved the engineering and installation of large aluminum framed glass siding in commercial real estate projects. The Company was engaged in the curtain wall business in Chile as well as in Argentina and Uruguay through its subsidiary Ingewall S.A. ("Ingewall"). At year-end 2001, the Company had no operations in Argentina and was in the termination phase of a large curtain wall project in Uruguay. At the beginning of 2002, Madeco made a strategic decision to concentrate solely on the production of aluminum profiles and to exit the curtain wall business. Thus, during the first quarter of 2002, the Company sold its related operating assets in Chile, valued at approximately US$1.2 million, which primarily included product inventories, receivables, machinery and equipment and the Ingewall brand. This sale also included the transfer of payables and other liabilities, the net transaction price amounting to approximately US$0.6 million. The transaction didn't have a significant effect on the Company's earnings in 2002 because a provision for the transaction was recorded in 2001. During the first quarter of 2003, the Company sold its Argentine subsidiary, which will not impact the earnings of the year 2003, as it was sold at book value. At the beginning of 2002, the Company decided to exit the curtain wall business segment. The operating figures reported during 2002 reflected the completion of the Uruguayan Torre Antel project.

The following table includes the names of the Company's subsidiaries engaged in the Aluminum Profiles businesses:

Country	Entity Name	División
Chile	Indalum S.A. Alumco S.A. Ingewall S.A.	Aluminum Profiles - production Aluminum Profiles - distribution Curtain Walls (divested)
Uruguay	Ingewall Uruguay S.A.	Curtain Walls
Argentina	Ingewall Argentina S.A.	Curtain Walls (divested)
Bolivia	Distribuidora Boliviana Indalum S.A.	Aluminum Profiles - distribution

The following table shows the Company's annual net sales generated by the Aluminum unit for the years 2000, 2001 and 2002:

Aluminum Unit - Revenues (in Ch$ million) and Volume Sales (in tons)
Year	Aluminum Unit Revenues (in Ch$ million)	% Consolidated Revenues	Total Volume (in tons)	% Consolidated Volume
2000	24,006	7.5%	9,052	5.4%
2001	29,585	8.7%	10,258	5.9%
2002	28,096	11.0%	9,978	7.4%

Revenues declined by 5.0% from the previous year (totaling Ch$28,096 million in 2002). The drop in sales reflects the net effect of increased revenue from the aluminum profiles business (+12.0%) due to price increases and the drop in revenues from the curtain wall segment after Madeco decided to exit the business in February 2002.

The following table shows the Company's total revenues generated by the Aluminum unit for the years 2000, 2001 and 2002, broken down by the division generating the sale:

Aluminum Unit - Revenues by Subsidiary (in Ch$ million)
Year	Indalum + Alumco	Ingewall	Inter-company	Aluminum Unit
2000	20,293	3,727	(14)	24,006
2001	24,738	4,851	(4)	29,585
2002	27,577	519	-	28,096

Aluminum - Production

Indalum owns a modern aluminum profiles extrusion plant located in San Bernardo, at the outskirts of Santiago. Indalum is technologically advanced both in terms of manufacturing processes and product and system designs. Currently, it is the process of certifying under ISO 9000-2000, which should be finished by year-end of 2003.

Production of aluminum profiles begins with aluminum billets. The billets are heated and then extruded. The extrusion process entails using high pressure to force the heated aluminum through steel dies in order to form elongated profiles, in either standard or customized shapes. After extrusion, the profiles are cut according to specifications and then anodized, painted or left untreated.

Billet -- > Preheating -- > Extruding --> Cutting -- > Packing

Untreated profiles are most commonly used by durable goods manufacturers. The following diagram depicts the production process for untreated profiles:

Billet -- > Preheating -- > Extruding --> Cutting -- > Polishing -- > Anodizing -- > Stabilizing -- > Packing

Anodized profiles are used in the construction sector. Anodization is a chemical treatment and electrochemical coloration process which protects aluminum against corrosion. The following diagram depicts the production process for anodized profiles:

Painted profiles are also used in the construction sector. Painted profiles are offered in a wide variety of colors but are limited in their application to those uses where there is less exposure to corrosion elements. The following diagram depicts the production process for painted profiles:

Billet -- > Preheating -- > Extruding --> Cutting -- > Removing Grease and Chroming -- > Painting -- > Heating -- > Packing

Aluminum - Raw Materials

Aluminum is the principal raw material used in the production of aluminum profiles and represents more than 70% of the total raw material costs for profiles. The Company obtains most of its aluminum requirements from Aluminios Argentinos S.A.I.C. ("Aluar", of Argentina). In 2002, the Company reached an agreement with Aluar effective from January 1 to December 31, 2004 for the supply of aluminum. Pursuant to the agreement, Aluar agreed to reserve 10,680 tons of aluminum for the Company for the year 2003.

Other raw materials used for aluminum profile production include paint and chemical products. The Company's paint suppliers are Dupont Powder Coating Andina S.A. (Colombia) and Pinturas Tricolor S.A. (Chile). For the procurement of chemical products required for anodization, the Company reaches annual purchase agreement terms with four suppliers, Chemal Katschmareck - GMBH (Germany), Quimica del Sur y Cia. Ltda. (Chile), Härting Representaciones S.A. (Chile) and Goldschmidt Quimica de Mexico (Mexico).

The Company believes that all contracts and other agreements between the Company and third-party suppliers with respect to the supply of raw materials for its profiles business contain standard, customary terms and conditions. During the past ten years, the Company has not experienced any substantial difficulties in obtaining adequate supplies of necessary raw materials at satisfactory prices nor does it expect to do so in the future.

Aluminum Profiles - Summary of Sales

The following table shows the Company's annual net sales from its aluminum profiles division for the years 2000, 2001 and 2002:

Year	Aluminum Profiles (in Ch$ million) (1)	Aluminum Profiles (in tons) (1)	% Aluminum Profiles Unit Revenues
2000	20,279	9,052	84.5%
2001	24,734	10,258	83.6%
2002	27,577	9,978	98.2%

(1) Includes sales by the Company's proprietary distribution office in Bolivia (approximately 300 tons per month)

For the year 2002, the Company's net sales were 11.5% higher compared to net sales of 2001, due mainly to an increase in unit prices of value added solutions, which was partially offset by a 2.7% decrease in sales volume.

Aluminum Profiles - Marketing, Sales and Distribution

The Company devotes substantial efforts toward developing strong long-term relationships with each of its major customers. Madeco has approximately 50 active aluminum profile customers, eight of which are its key distributors. The eight distributors exclusively distribute the Company's aluminum profiles and together make up its nationwide distribution network. One sales supervisor manages sales to and relations with the key distributors. In addition, the Company has a sales representative responsible for sales to durable good manufacturers as well as to large end-user clients such as window installation companies.

The largest distributor for aluminum profiles in Chile is Alumco, a subsidiary of the Company. At year-end 2002, Alumco closed two commercial points of sale, on in the city of La Serena and another in Santiago, thus concentrating its operations in one commercial office in Santiago. Alumco has 12 sales representatives that sell to an estimated 1,500 active clients. The primary independent distributors are Metralum Ltda, Arquetipo Ltda. and Dell'Orto S.A. The Company also sells profiles to six large accounts which participate in the curtain wall industry as well as in window installation.

The following chart shows the Company's sales breakdown by channel for the years 2000, 2001 and 2002:

The Company's Sales Channels	% 2000 Revenues	% 2001 Revenues	% 2002 Revenues
Alumco	38%	26%	24%
Independent distributors	39%	51%	53%
Construction companies and durable goods manufacturers	15%	16%	19%
Distribution offices in Bolivia	8%	7%	4%

In December 2000, the Company terminated the operations of its Peruvian distributor Systral Peru S.A. and exported to a Peruvian distributor until January 2002, because the Peruvian government established a 16% specific tax to aluminum profiles coming from Chile, in addition to the current 12% custom duties. The Company primarily focuses its sales efforts within the Chilean market, and does not expect sales of aluminum profiles through its proprietary Bolivian distributor to contribute a significant proportion of the Aluminum Profile division's total revenues in the future.

The Company's customers for aluminum profiles products make purchases in cash, which includes a sales discount, or under special credit conditions. Payment terms offered by the Company range between 60 to 90 days; the exact period depends on each actual client, its relationship with the Company and the client's credit history. The average payment period decreased from 67 days after invoicing in 2001 to 64 days in the year 2002 (these figures do not include the non operational as well as accounts receivables from related company). The Company's uncollectible accounts as a percentage of net sales remained almost flat, from 2.5% in 2001 to 2.6% in the year 2002.

At the end of 1998, the Brazilian aluminum profiles manufacturer Alcoa installed a distribution office in Chile. Subsequent to its arrival, the Company lost a few distributors and a significant portion of its market share. In 2001, the Company revamped its marketing strategy and launched the marketing and sales concept "Indalum Building Systems" (IBS). The primary objective of IBS involves strengthening relationships with each of the Company's key customer groups'- real estate developers, architects, construction companies, installers, distributors and durable goods manufacturers by providing solutions and optimal service quality. IBS includes: a new consignment sales system, an interactive Internet website and CD-ROM designed to offer technical solutions to the Company's varied customers, a revamped corporate image, an industry magazine with aluminum related technical information and year-round promotional events and technical conferences. In conjunction with the new concept, in 2001 the firm launched the higher margin product lines Superba and Superba RPT (a product that offers both thermal and acoustic insulation), both targeted towards the higher income housing segment, as well as a new line of profiles with a wood appearance finishing. During 2002, the Company launched the Xelentia systems, which is an international quality level product oriented for sale to the residential mass market. The Company expects that eventually the Xelentia systems product may in the long run, substitute other of the Company's current products due to the fact that the price between the Company's traditional products and those of Xelentia systems are similar.

Subsequent to Alcoa's aggressive entrance into the Chilean marketplace, the Company also implemented significant measures to re-strengthen its weakened distribution network. After recuperating a few distributors and re-building a nationwide network, the Company implemented a consignment program whereby the Company monitors and manages inventory levels of the distributor warehouses and replenishes stocks according to consumption. In conjunction with this change, the Company reduced delivery times and now offers a product dispatching service.

Aluminum Profiles - Market Demand and Industry Size Estimates

The main consumer of the Company's aluminum profile products is the construction sector. The level of construction activity in the Chilean market depends directly on GDP growth as well as interest rates. Given that the installation of window and door frames occurs toward the end of the construction process, there appears to always be a 6 to 10 - month lag between an increase in construction activity and an increase in aluminum profile demand.

There are no formal third-party research estimates on industry sales volume, and the Company bases its estimates on import and export reports and the Company's own sales data. See: "Presentation of Information". The following chart shows the Company's estimates for the Chilean aluminum profiles market industry and statistics for construction starts for the years 1998, 1999, 2000, 2001 and 2002:

Year	Industry Size (in tons)	Construction Starts Index (Dec 1996 = 100)
1998	12,100	84.7
1999	11,700	71.8
2000	12,500	74.8
2001	12,600	75.6 *
2002	13,000	63.1

* The construction starts index presented above differ from those presented in the Company's Annual Report on Form 20-F for the year 2001 as a result of a change in the Camara Chilena de la Construcción's formula and methodology.

In 2002, the industry size grew approximately 3%, due mainly to the combined effect of increased remodeling activity and the 16.5% decline in residential constructions starts. In 2003, the Company believes that the market will remain flat.

Aluminum Profiles - Market Share and Description of Competition

Being the sole local producer of aluminum profiles in Chile enables the Company to supply profile products more expediently than importers. The Company has also strengthened its relationship with distributors with the introduction of its consignment system. Moreover, the Company's new IBS commercial concept, as previously outlined, has focused on offering solutions and optimal service quality.

There are no formal third-party research estimates on market share, and the Company bases its estimates on import and export reports and the Company's own sales data. See: "Presentation of Information". The following table sets forth the Company's estimate for market share of aluminum profiles products for the past three years:

	2000	2001	2002
The Company	65%	74%	73%
Alcoa	20%	15%	19%
Other Imports	15%	11%	8%

The Company's principal competitor in the profiles business is the Brazilian aluminum profiles manufacturer Alcoa. Alcoa is a recognized brand in the market because its profiles have been used in the Chilean curtain wall industry for years. In 1999, Alcoa began aggressively competing against the Company in Chile. Other international aluminum profile manufacturers also compete in Chile from time to time through imported products to Chile at significantly discounted prices.

For the year 2002, local production for sale in Chile amounted to approximately 9,454 tons. Imported products, which includes Alcoa's sales, amounted to 3,556 tons, representing 27% of the market in 2002. For the years 2000 and 2001, imports totaled 35% (4,310 tons) and 26% (3,280 tons) of the industry, respectively. Profiles imported from Brazil were subject to a 1.8% tax rate in 2001; the tax rate for these Brazilian imports decreased to 1.05% in 2002.

As a consequence of Alcoa's entrance in Chile, the Company lost four distributors and 23 market share points during 1999. The Company launched its new IBS commercial concept in 2000 and recovered 6 percentage points in 2000 and another 9 percentage points in 2001.

In 2002, Indalum decreased slightly its market share from 74% to 73% due to imports coming from China at a very low price level. The Company expects to maintain its market share around 70% in 2003.

Curtain Walls

At year-end 2001, the Company had no operations in Argentina and was in the termination phase of a large curtain wall project in Uruguay. At the beginning of 2002, Madeco made the strategic decision to concentrate solely on the production of aluminum profiles and to exit the curtain wall business. Thus, during the first quarter of 2002, the Company sold its operating assets in Chile, valued at approximately US$1.2 million, which primarily included product inventories, receivables, machinery and equipment and the Ingewall brand. The sale also included the transfer of payables and other liabilities, the net transaction price amounting to approximately US$0.6 million. This transaction didn't have a significant effect on the Company's earnings in 2002 because a provision for the transaction was recorded in 2001. During the first quarter of 2003, the Company sold its Argentine subsidiary, which will not impact the earnings of the year 2003, as it was sold at book value. At the beginning of 2002, the Company decided to exit the curtain wall business segment. The operating figures reported during 2002 reflected the completion of the Uruguayan Torre Antel project.

Curtain Walls - Summary of Sales

The following table shows the Company's annual net sales from its Chilean curtain walls operations for the years 2000 and 2001:

Year	Curtain Walls - Revenues (in Ch$ million)	% Aluminum Unit Revenues
2000	3,727	15.5%
2001	4,851	16.4%

Curtain Walls - Market Demand and Industry Size

The principal client for the Company's curtain wall installation service was the commercial construction sector. The Company believes that the level of construction activity in the Chilean market depends on GDP growth, interest rates and overall office vacancy rates.

There are no formal third-party research estimates on industry size and the Company bases its estimates on economic statistics, information published by the Camara Chilena de la Construccion (the Chilean Chamber of Construction), published information from competitors, import reports and the Company's own sales data. See: "Presentation of Information". The following chart shows the Company's estimates for the Chilean curtain wall industry for the years 2000 and 2001:

Industry Size
Year	in Square Meters	in US$ millions
2000	200,000	34.5
2001	180,000	24.3
2002	The Company is no longer in the business

Over the 1998 to 2001 period, while the curtain wall industry has declined 18.2% when measured in square meters, the market in value terms dropped 47.9% due to a decline in market price, from US$212 to US$135 per square meter in 1998 and 2001, respectively. The decline in price reflects reduced demand levels combined with increased competition and a greater sales mix percentage of smaller, less complicated, lower value-added construction projects.

In 2002, the Company decided to exit the curtain wall business and therefore no longer maintains curtain wall market information.

Organizational Structure
ADRs (2.95%)	Quiñenco (53.42%)(1)	AFPs(4.59%)	Others (39.04%)
MADECO
Wire and Cable	Brass Mills	Flexible Packaging	Aluminum Profiles
Madeco-Chile (100.00%)		Alusa (75.96%)	Indalum (99.16%)
Decker_Indelqui (99.34%)		Aluflex (75.96%)
Ficap (100.00%)	Armat (100.00%)
Indeco (92.74%)

The following diagram shows Madeco's shareholders as well as its principal subsidiaries as of December 31, 2002:

(1) Madeco S.A. is controlled by the open stock corporation Quiñenco S.A., which is indirectly controlled by members of the Luksic family. Quiñenco S.A. directly owns 46.6677% (189,242,485 shares) of the Common Stock of Madeco S.A., and indirectly owns 6.7470% (27,360,026 shares) through Inversiones Rio Grande. In total, Quiñenco directly and indirectly owns 53.4147% (216,602,511 shares) of Madeco's Common Stock. Additionally, shares of Madeco's Common Stock are held by two related entities: 18,286 shares (0.5094%) are owned by Inversiones Consolidadas Ltda., which is related to Andronico Luksic Craig and his family, and 5,398 shares (0.0013%) are owned by Inversiones Carahue S.A, which is related to Paola Luksic Fontbona. Shares of Madeco's Common Stock are also held by natural persons who are members of the Luksic family: 3,010 shares (0.0007%) are owned by Andronico Luksic Abaroa and 110 shares (0.00003%) are owned by Nicolas Luksic Puga. The total ownership, combining Quiñenco's direct and indirect holdings as well as the holdings of related entities and Luksic family members, is 53,4213% (216,629,315 shares).

Madeco's majority shareholder is Quiñenco S.A., which, through its direct and indirect interests in the Company, beneficially owns an aggregate of 53.4147% of the outstanding shares (216,602,511shares) of Common Stock.

Quiñenco S.A. is a Chilean holding company engaged in multiple businesses in Chile, Brazil, Argentina and Peru. Through its operating subsidiaries, Quiñenco is involved in the following industries: manufacturing, banking services, telecom, beverages, pasta, hotels and real estate development.

The following table lists all of the Company's subsidiaries and affiliates as of December 31, 2002:

Business Unit	Name	Country of residence	Proportion of ownership interest	Proportion of voting power held
Wire and Cable	Soinmad S.A.	Chile	99.99%	99.99%
Wire and Cable	Cotelsa S.A.	Chile	99.99%	99.99%
Wire and Cable	Inmobiliaria e Industrial Cotelsa S.A.	Chile	99.99%	99.99%
Wire and Cable	Colada Continua Chilena S.A.	Chile	41.00%	41.00%
Wire and Cable	Ficap S.A.	Brazil	100.00%	100.00%
Wire and Cable	Optel Ltda.	Brazil	50.00%	50.00%
Wire and Cable	Madeco Brasil Ltda.	Brazil	100.00%	100.00%
Wire and Cable	Indeco S.A.	Peru	92.74%	100.00%
Wire and Cable	Cobrecon S.A.	Peru	30.91%	33.33%
Wire and Cable	Metalurgica e Industrial S.A.	Argentina	100.00%	100.00%
Wire and Cable	Metacab S.A.	Argentina	99.34%	99.34%
Wire and Cable	H.B. San Luis S.A.	Argentina	99.34%	99.34%
Wire and Cable	Comercial Madeco S.A.	Argentina	100.00%	100.00%
Wire and Cable	Optel Argentina S.A.	Argentina	49.99%	49.99%
Wire and Cable	Madeco Overseas S.A.	Cayman Islands	100.00%	100.00%
Wire and Cable	Metal Overseas S.A.	Cayman Islands	100.00%	100.00%
Wire and Cable	Madeco S.A. Agencia Islas Caiman	Cayman Islands	100.00%	100.00%
Brass Mills	Armat S.A.	Chile	100.00%	100.00%
Wire and Cable / Brass Mills	Decker Indelqui S.A.	Argentina	99.34%	99.34%
Flexible Packaging	Alusa S.A.	Chile	75.96%	75.96%
Flexible Packaging	Alufoil S.A.	Chile	75.94%	75.94%
Flexible Packaging	Inversiones Alusa S.A.	Chile	69.27%	69.27%
Flexible Packaging	Peru Plast S.A.	Peru	18.99%	18.99%
Flexible Packaging	Tech Pack S.A.	Peru	19.45%	19.45%
Flexible Packaging	Aluflex S.A.	Argentina	75.96%	75.96%
Flexible Packaging	Alusa Overseas	Cayman Islands	75.96%	75.96%
Aluminum Profiles	Indalum S.A.	Chile	99.16%	99.16%
Aluminum Profiles	Alumco S.A.	Chile	99.16%	99.16%
Aluminum Profiles	Inversiones Alumco S.A.	Chile	99.16%	99.16%
Aluminum Profiles	Ingewall S.A. (1)	Chile	99.16%	99.16%
Aluminum Profiles	Systral Peru S.A. (2)	Peru	99.16%	99.16%
Aluminum Profiles	Ingewall Argentina S.A. (1)	Argentina	99.16%	99.16%
Aluminum Profiles	Distribuidora Boliviana Indalum S.A.	Bolivia	93.43%	93.43%
Aluminum Profiles	Ingewall Uruguay S.A. (1)	Uruguay	99.16%	99.16%

(1) At the beginning of the year 2002, as a consequence of the strategic decision to focus solely on the fabrication of aluminum profiles, the Company exited the complementary curtain wall business segment.

(2) In December 2000, the Company terminated the operations of Systral Peru S.A., its proprietary aluminum distributor in Peru.

Property, Plants and Equipment

The following chart depicts the location of each of the Company's production facilities within in each business unit:

Country	Metallic Cables	Optical Fiber Cables	Brass Mills	Flexible Packaging	Aluminum
Chile	X	---	X	X	X
Argentina	X	X	X	X	---
Brazil	X	X	---	---	---
Peru	X	---	---	---	---

The Company's headquarters are located in Santiago, Chile at Ureta Cox 930. The corporate office building contains approximately 3,524 square meters of office space. The Company owns plants, warehouses and office space in Chile, Argentina, Brazil and Peru, occupying approximately 423,219 square meters. Total production capacity for its Metallic Cable division, Optical Fiber division, Brass Mills unit, Flexible Packaging unit and Aluminum unit amounts to 106.890 tons, 1,420,000 km., 144,713 tons, 19,500 tons and 16,800 tons, respectively.

The following table sets forth information concerning the production facilities of the Company as of December 31, 2002. All listed facilities are owned or leased and operated by the Company:

Production Facility	Principal Use/Products	Size of Building (M2)	Installed Production Capacity (tons/year)	2002 Average Capacity Utilization (1)
Wire and Cable
San Miguel, Santiago, Chile	Copper cable	27,650	15.100	54%
Rio de Janeiro, Brazil	Copper cable	58,000	20.760	23%
Rio de Janeiro, Brazil (in Km)	Optical fiber cable	4,400	1.000.000	6%
Sao Paulo, Brazil	Copper cable	28,300	29.100	67%
Bahia, Brazil	Aluminum cable	19,000	12.360	76%
Lima, Peru	Copper / aluminum cable	49,150	11.880	66%
Lima, Peru (2)	Copper sulfates	770	1.800	83%
Llavallol, B.A., Argentina (3)	Copper rod	18,162	10.800	0%
Quilmes, B.A., Argentina (3)	Copper / aluminum cable	39,850	6.890	0%
Buenos Aires, Argentina (in Km) (4)	Optical fiber cable	3,500	420.000	1%

Brass Mills
San Miguel, Santiago, Chile	Pipes, bars and sheets	32,400	38.530	67%
Lo Espejo, Santiago, Chile	Foundry	21,500	78.200	56%
Quilpue, Chile	Coin blanks	12,100	9.000	43%
Llavallol, B.A., Argentina (3)	Foundry, copper sheets	31,887	6.883	0%
Barracas, B.A., Argentina (3)	Copper pipes	15,800	8.400	0%
San Luis, Argentina (3)	Foundry, brass products	3,450	3.700	0%

Flexible Packaging
Santiago, Chile (2 plants)	Flexible packaging	16,600	13,600	81%
San Luis, Argentina	Flexible packaging	7,500	5,900	62%

Aluminum Profiles
Santiago, Chile	Aluminum profiles	33,200	16,800	65%

(1) Average Capacity Utilization represents total real production output as a percentage of installed annual production capacity.

(2) In 2001, the Company acquired a small copper and zinc sulfates plant, with the objective of transforming its copper scrap to sulfate for sale to its principal mining clients; the production capacity of this plant is excluded from the total for the Wire and Cable unit.

(3) As a consequence of Argentina's economic crisis, the Company closed the production facilities of its Argentine Wire and Cable and Brass Mills operations.

(4) In conjunction with its partner, Corning Inc, the Company decided to minimize its optical fiber cable operation in Argentina, Optel Argentina.

Mortgages and other security interests granted by the Company and outstanding at December 31, 2002 are summarized as follows:

Nature of security interest	Assets pledged	Amount of guarantee	Book value of assets pledged
		(in ThCh$)	(in ThCh$)
Mortgages	Land and buildings	247,010	670,847
Pledges	Machinery	2,135,989	1,475,719

The Company's operations are subject to both national and local regulations relating to the protection of the environment. The fundamental environmental law in Chile is the Health Code, which establishes minimum health standards and provides for regulation of air and water quality and sanitary landfills.

The Ministry of Health issued regulations in 1982 applicable to the control of pollution in the Santiago Metropolitan Region which provide that, in cases of emergency due to high levels of air pollution, the Servicio Nacional de Salud (National Health Service, "SNS") has the authority to order the temporary reduction of the activities of companies in the region that produce particles and gas emissions. In emergency situations, the SNS can order the reduction or even the suspension of activities of those companies classified as producing the highest level of particles and gas emissions. Since the promulgation of the regulations, the Company has been ordered to reduce its activities once, in 1989.

The regulation of matters relating to the protection of the environment is not as well developed in Chile, Argentina, Brazil and Peru as in the United States and certain other countries. Accordingly, the Company anticipates that additional laws and regulations will be enacted over time with respect to environmental matters. While the Company believes that it will continue to be in compliance with all applicable environmental regulations of which it is now aware, there can be no assurance that future legislative or regulatory developments will not impose restrictions on the Company that would be material or that would have a material adverse effect on the Company's financial position and results of operations.

Madeco does not have any plans to expand the capacity of its plants.

ITEM 5. Operating and Financial Review and Prospects

Introduction

The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included in "Item 18. Financial Statements". For clarity of presentation, certain amounts represented in U.S. dollars and Chilean pesos, as well as percentages, have been rounded. As a result, certain totals may not directly reflect the sum of their components.

As discussed below, the Consolidated Financial Statements have been prepared in accordance with Chilean GAAP, which differs in certain important respects from U.S. GAAP. Note 36 to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company's results, and a reconciliation to U.S. GAAP of shareholders' equity and net income (loss) for the years ended December 31, 2000, 2001 and 2002. In compliance with Chilean GAAP, financial data included in the Company's Consolidated Financial Statements have been restated in constant Chilean pesos of December 31, 2002. See Note 2 to the Consolidated Financial Statements.

The Company's principal operating segment and its largest business unit is its Wire and Cable business, with production facilities in Chile, Brazil, Peru and Argentina. Madeco is a leading Latin American manufacturer of wire and cable products; designed to meet client needs in the telecom, energy, mining, construction and industrial sectors. The Company's second operating segment is its Brass Mills unit, which manufactures pipes, bars and sheets from copper, brass, aluminum and related alloys. Additionally, the Brass Mills unit manufactures coin blanks and minted coins from alloys comprising copper, nickel, aluminum and zinc. While the Company's brass mills facilities are located in Chile and Argentina, a significant portion of the Brass Mills unit's revenues are generated from export sales. The Company's third operating segment, Flexible Packaging, manufactures printed flexible packaging for use in the packaging of mass consumer products. The Company has flexible packaging facilities in Chile and Argentina, as well as an equity investment in Peru. Finally, the Company is a leading Chilean manufacturer of aluminum profiles used for window frames, door frames, and hardware fixtures, in both the residential and commercial construction sectors, and customized profiles for use in the fabrication of industrial durable goods. See: "Item 4. Information on the Company - Business Overview".

The Company's lines of business and results of operations are, to a large extent, dependent on the overall level of economic activity and growth in Chile, Brazil, Peru and Argentina. The Company depends specifically on sectors which buy products from its Wire and Cable, Brass Mills, Flexible Packaging and Aluminum Profiles businesses, as well as on levels of economic activity in the Company's principal export markets.

Economic Overview

Economic and market conditions in other emerging market countries, especially those in Latin America, influence companies with significant operations in Chile and the other countries where the Company has facilities.

While the Chilean economy experienced an average 7.7% GDP growth rate between 1990 and 1997, the country has experienced economic stagnation since 1998, including negative GDP growth (-0.8%) in the year 1999. With the exception of a moderate 4.4% GDP growth in the year 2000, Brazil's economic growth rates in the 1998-2002 period has been low (from 0.1 in 1998 to 1.5% in 2002). The Peruvian economy has also been relatively stagnant over the 1998-2001 period. In 2002, GDP growth in Peru amounted to 5.2%.

While cyclical downturns in the Chilean or regional economy have an adverse effect on the Company's business and results of operations, reduced domestic and regional sales can be partially offset by increases in exports outside the region, particularly with respect to the Company's brass mills products, which meet international standard specifications and can be produced and sold competitively in international markets. The Company expects that the new free trade agreement signed between Chile and Korea (pending approval of Korean legislation) and Chile and the European Union in 2002 and between Chile and United States on June 6, 2003, will allow the Company to export its products more readily. There can be no assurance, however, that profits on any export sales would fully offset lost profits resulting from reductions in domestic or regional sales. Export sales for each business unit consist of all sales made to customers in countries other than those countries where the Company maintains operations for that respective business unit. In 2002, 23.4% of the Company's consolidated net sales was attributable to exports.

In recent years, Argentina has suffered from a prolonged economic recession which culminated in an economic crisis by the fourth quarter of 2001, driven by both economic and political instability. On December 21, 2001, the Argentine government declared a bank holiday in order to evaluate the growing lack of liquidity of the banks in the country. This decision coincided with the government's change in exchange rate policy, allowing the Argentine peso to freely float with respect to the U.S. dollar for the first time in a decade; on January 11, 2002, the banks re-opened. On December 31, 2002, the peso-dollar exchange rate had been AR$3.38 per US$1. During 2002, the Argentine economy has stabilized as a result of measures adopted by the Argentine government, including restrictions on bank deposits withdrawals, exchange controls and suspensions of payment of external debt. Nevertheless, Argentina's economy has continued to contract.

The economic deterioration in Argentina has materially adversely affected the Company. As a result of the recession of recent years, the Company had been limiting its activities in Argentina even before the recent crisis. As of May 31, 2002, the Company had closed Decker-Indelqui's production facilities. At the beginning of the year 2002, as a consequence of Argentina's economic environment and political instability, the Company suspended its Argentine Wire and Cable and Brass Mills production operations. Currently, Decker-Indelqui maintains a minimal staff in Argentina, primarily to sell products imported from certain of

Madeco's Brazilian and Chilean facilities and to ensure the security and maintenance of its Argentine production facilities. The Company has stated that it fully intends to reopen the operations of its Decker-Indelqui subsidiary's Argentine facilities when economic conditions improve in Argentina, though there can be no assurance when or if the Company will reopen its Argentine operations. Further, Madeco and its joint venture partner, Corning, have minimized the operations of their Argentine optical fiber joint venture, Optel.

For the year ended December 31, 2002, the Company had Ch$42,227 million, or 21.0%, of its property, plant and equipment in Argentina and derived Ch$14,892 million, or 5.5% of its revenue from Argentine operations. The Argentine operations generated an operating loss amounting to Ch$229 million in 2002.

As a consequence of the aforementioned devaluation of the Argentine peso and the Company's decision to implement a series of restructuring measures in Argentina and close the production operations of its subsidiary, Decker-Indelqui, the Company incurred a charge of Ch$1,756 million for currency translation loss. The Company additionally registered at December 31, 2001 an extraordinary Ch$11,434 million provision to reflect a depreciation of assets and property, plant and equipment held by the Company in Argentina and greater allowances for doubtful accounts to reflect the impact of the Argentine crisis on the Company's customers. For further information regarding the Company's non-recurring, non-operating loss provisions related to its Argentine operations, see Note 20 and 24 to the Consolidated Financial Statements.

In 2001, the Brazilian, Chilean and Peruvian economies appear no to have a significant impact by Argentina's economic slow-down. In 2002, however, the Argentine crisis trigged a deterioration, on the Latin American economies in general, strongly affecting the terms of trade among the countries of the regions, which finally caused a substantial outflow of foreign capital in the region and therefore a devaluation of the currencies in the region. The Brazilian economy was negatively affected as a result of its 52.3% currency devaluation in relation to the U.S. dollar in 2002 (from 2.32 reales per 1.00 U.S. dollar to 3.53 reales per 1.00 U.S. dollar) and the political uncertainties due to the president elections in Brazil on October 6 and October 27, 2002. Similarly, in 2002 the devaluation of the Chilean peso relative to the U.S. dollar amounted to 9.7% (from Ch$654.79 per 1.00 U.S. dollar to Ch$718.61 per 1 U.S. dollar). Therefore, in 2002 the Company registered a loss amounting to Ch$10,248 as a result of the devaluation of the Brazilian real. This loss was partially offset by an efficient currency exchange hedging strategy which dealt revenues amounting to Ch$7,938 million. The economic deterioration in Brazil has materially adversely affected the Company and could continue to materially adversely affect the Company. For the year ended December 31, 2002, the Company had Ch$62,942 million, or 31.3%, of its property, plant and equipment in Brazil and derived Ch$71,650 million, or 26.3% of its revenue from Brazilian operations. The Brazilian operation (metallic cables and optical fiber cables) generated an operating loss amounting to Ch$1,439 million in 2002.

For the first quarter of 2003, the Company registered net charges totaling Ch$319 million (stated in pesos as of March 2003), attributed to foreign currency translation loss and hedges associated with the fluctuation of the Brazilian real versus the U.S. dollar. However, due to the previously mentioned relative stability of the Argentine market, its currency appreciated with respect to the closing date in December 2002. Consequently, in the first half of 2003 the

Company experienced revenues of Ch$1,026 million in the price-level adjustment account. The Company may establish additional loss provisions in the future relating to its investments and operations in Argentina or Brazil. The Company is currently planning to renew its Argentine operations upon a recovery of the Argentine economy. However, there can be no assurance that the Argentine economy will recover nor that the Company will resume its operations in that country.

The Company's Compliance with Financial Covenants and its Refinancing Plan

On several occasions during 2002 the Company had period-end results that did not meet the financial covenants contained in some of the Company's debt instruments. See: " - Liquidity and Capital Resources". However, the Company believes it is currently in compliance with all covenants contained in its debt instruments. As described below, the Company restructured its short- and long-term debt in order to, among other things, ensure the Company's ongoing compliance with all of its financial covenants.

In January 2002, the Company began implementing a financial restructuring plan which included a capital increase and the payment, refinancing or capitalization of certain of the Company's outstanding indebtedness.

On April 9, 2002, an agreement was reached with holders of the Company's Series B bonds to amend the indenture under which such bonds were issued. This amendment required that the Company complete a capital increase of at least US$60 million by September 30, 2002.

On July 10, 2002, at an Extraordinary Shareholders' Meeting, the Company's shareholders approved the Board of Directors' proposal for a capital increase of Ch$63,000 million (approximately US$90 million). The amount approved was divided into 1,800 million shares at Ch$35 each. However, this "mandated" capital increase was conditioned upon a minimum capital subscription of Ch$47,000 million as well as the successful renegotiation of the Company's bank facilities under terms more favorable to the Company and compatible with its estimated cash generation capacity. The Company's shareholders were offered the option to subscribe to the capital increase under a mandate with a local brokerage firm, Banchile Corredores de Bolsa, which would monitor the process and only allow for the final subscription and payment of shares once the conditions of the capital increase were met. The preemptive rights offering period to subscribe shares of this issue ended on October 8, 2002. On that date, 19,511,028 shares of the Company (Ch$683 million at transaction date) had been subscribed and paid outside of the mandate option, and 1,057,082,454 shares (Ch$36,998 million at transaction date) had been subscribed under the mandate option and held in escrow. Five business days later, on October 15, 2002, 1,780,488,972 shares of the Company remained unsubscribed and the Company announced that the minimum conditions established for the capital increase had not been met. Therefore, all subscribed shares under the mandate were returned to the respective subscribers. Those shares subscribed and paid outside the mandate, however, were issued to subscribers.

On October 28, 2002, the Company held a meeting with the Series A, B and C bondholders and obtained the necessary waivers of covenants and extensions of time for the successful completion of another capital increase. These waivers were evidenced by amendments to the indentures under which the Series A, B and C bonds were issued. Also, as part of those agreements, the Company provided bondholders with an additional covenant that if Quiñenco, currently the Company's principal shareholder, does not maintain at least 35% of Madeco's voting interest and directly and indirectly at least 40% of Madeco's voting interest, any outstanding Series A, B and C bonds will become immediately due and payable.

On November 14, 2002, a new Extraordinary Shareholders' Meeting was held during which the Company's shareholders approved a capital increase of Ch$101,379,996,600 (approximately US$143 million) divided into 5,632,222,000 shares at Ch$24 each. At the November 14, 2002 meeting, the shareholders further decided to annul the portion of the September - October 2002 capital increase that had not been subscribed and paid, though the shareholders decided that a number of shares equal to such remaining shares from such earlier capital increase were to be used to make an offer to the Company's bondholders to capitalize certain of the Company's bonds.

The Company meanwhile continued its negotiations with certain of its bank creditors as part of its financial restructuring plan. On December 18, 2002, the Company reached an agreement with respect to an Amending and Local Loan Rescheduling Contract among the Company and twelve local bank lenders, and with respect to two Private Contracts of Foreign Loan Rescheduling, each between the Company and a foreign bank lender. Together, the terms of the three rescheduling agreements provided for US$120 million in debt restructuring over seven years (including a grace period of three years) conditioned upon, among other requirements, the proceeds of the capital increase approved at the Extraordinary Shareholders' Meeting held in November 2002 not being less than Ch$49,400,491,450 and the use of a portion of such proceeds to make a repayment of 30% of the aggregate loan balance under such facilities upon the Company's receipt of such funds. The new interest rate for these restructured bank facilities was reset at TAB (Local Prime Rate) plus 175 basis points for debt denominated in UF and LIBOR plus 220 basis points for debt denominated in U.S. dollars.

During the preemptive rights offering period, which started on February 18 and ended on March 19, 2003, and the three days following the end of such period, shareholders of the Company subscribed and paid for 79,743,935 shares (Ch$1,914 million at transaction date) as part of the capital increase. On March 4, 2003, the Company's largest shareholder, Quiñenco S.A., and its subsidiary, Inversiones Río Grande S.A., subscribed and paid a total of 2,058,353,792 shares (approximately Ch$49,400 million at transaction date). On that same date, the Company used a portion of such proceeds to pay the aforementioned 14 bank lenders a total of Ch$28,847 million in compliance with the rescheduling agreements.

Upon completion of the capital increase, the Company initiated the bond capitalization process, which ended on March 31, 2003. The following table shows the total bonds redeemed by the Company, which were paid 50% in cash and 50% in shares (at Ch$24 each):

Bond Series	Total Amount (in UF)	Total Amount (in Ch$)
A	317,742.4	5,332,861,356
C	125,193.0	2,101,189,221
Total	442,935.4	7,434,050,577

At such time, none of the Series B bonds were prepaid nor capitalized.

The additional number of shares subscribed and paid in the bond capitalization process totaled 154,876,051 (Ch$3,717 million at transaction date), and the total number of shares subscribed and paid during the Company's capital increase was 2,292,973,778. As a result, the number of shares of the Company outstanding as of April 1, 2003 was 2,698,484,806.

For additional information regarding the Company's outstanding indebtedness, its compliance with covenants, recent share sales and other matters relating to the Company's indebtedness and refinancing plan, see " - Liquidity and Capital Resources" and "Business - Recent Developments - Capital Increase and Debt Restructuring".

Changes in the Company's Risk Classification

Madeco was notified on July 1, 2002 that the Comisión Clasificadora de Riesgo (the "Risk Classification Commission"), which regulates the investment activities of pension funds in Chile, had ruled that as a result of the deterioration of Madeco's financial situation, Chilean pension funds will be further limited in the amount of debt securities or common shares of Madeco that they can hold.

Rating agencies evaluate Madeco's common shares and its three series of bonds. From 2001 to 2003, Fitch Chile Clasificadora de Riesgo Ltda. ("Fitch Chile") and Feller Rate Clasificadora de Riesgo Limitada ("Feller") have published ratings relating to the financial standing of certain of Madeco's debt instruments and shares.

Fitch Chile's classification history for both the Company's shares and bonds is summarized below:

Date	Debt Classification	Share Classification
01/23/01	A	Level 2
04/26/01	A	Level 2
06/04/01	A-	Level 2
12/28/01	A-	First Class Level 2
04/30/02	BBB+	First Class Level 2
06/28/02	BBB+	First Class Level 2
09/02/02	BBB-	First Class Level 2
10/02/02	BBB-	First Class Level 2
10/09/02	B	Second Class Level 5
12/31/02	B	Second Class
03/06/03	BB	Second Class
04/30/03	BB	Second Class

The most recent rating relating to the Company and by Fitch Chile in March 2003 indicates that the rating was modified from B to BB mainly as a consequence of the financial restructuring of the Company, while giving a positive outlook to the rating of the Company's shares.

Feller's rating history for both the Company's shares and bonds is described below:

Date	Debt Classification	Share Classification
12/28/01	A	First Class Level 2
06/28/02	A-	First Class Level 2
10/02/02	A-	First Class Level 2
10/18/02	BB	Second Class
12/13/02	BB	Second Class
01/10/03	BB	Second Class

On April 24, 2003, Feller assigned "positive expectations" to the Company's classifications. According to Feller, the Company's classifications will favorably develop as long as the implementation of the Business Plan generates a higher capacity to obtain operating results and, in turn, translates into improved financial standing indicators.

Changes in Demand for Copper and Optical Fiber Telecom Cable

Demand for copper and optical fiber telecom cable had been especially strong from the second half of 2000 through the first half of 2001, due mainly to the expansion of two optical fiber telecom network back-bones in Brazil and investments in copper telecom cable pursuant to the concession agreement between Brazil's national telecommunications agency and various telecom companies. By the third quarter of 2001, however, demand for telecom equipment in Brazil all but halted. The Company does not expect telecom industry demand for these products to recover in the foreseeable future and there can be no assurance that the demand for these products will increase to previous levels or at all.

Fluctuations in LME Metal Prices and Exchange Rates between Currencies

The Company's revenues fluctuate as a result of the appreciation or depreciation of the Chilean peso versus the U.S. dollar since substantially all of the Company's sales-whether for local or export markets-are linked to the world market price of copper, which is denominated in U.S. dollars and has historically fluctuated widely. In addition, the Company's export sales are generally invoiced in U.S. dollars. In order to reduce the effects of fluctuations in the price of copper and aluminum on its results of operations, the Company's pricing policy is to sell its copper and aluminum products based on the quantity of metal contained in the product valued at the prices of the London Metal Exchange. The ability to modify selling prices in response to fluctuations in the cost of raw materials does not insulate the Company from non-operating, non-cash accounting losses which may arise as a result of recording copper inventories at the lower of restated cost or net realizable value in a declining price environment. The Company generally has been able to increase its selling prices in response to increases in costs of copper and/or aluminum. There can be no assurance, however, that the Company will be able to recover increases in the cost of copper and/or aluminum in the future. Fluctuations in the market price of aluminum are of greater importance to the Company since its acquisition of Ficap in 1997. See: "Item 3. Key Information - Risk Factors".

The Company's Non-Operating Results

The Company's non-operating results include non-operating income such as interest income, gains on the sale of investments and fixed assets and equity in earnings of related companies. Non-operating expenses include interest expense, amortization of goodwill, adjustments to realizable value of inventories and assets held for sale, provisions for obsolescence, legal contingencies, uncollectible accounts and severance payments and other non-recurring, non-operating charges.

The Company's non-operating results also include price-level restatement, which is the credit (charge) to non-operating income representing (i) the restatement of non-monetary assets, non-monetary liabilities, shareholders' equity, and income and expenses in terms of year-end constant Chilean pesos and (ii) the monetary gain (loss) in purchasing power from holding monetary assets and liabilities exposed to the effects of inflation. The Company's price-level restatement may be significantly affected by the restatement of the value of copper and aluminum inventories to the lower of restated cost or net realizable value as well as the amount of liabilities held in currencies other than Chilean pesos. See: " - Results of Operations", " - Impact of Inflation and Price-Level Restatement". The Company's losses stemming from price-level restatement amounted to Ch$8,442 million and Ch$13,611 million for the years 2002 and 2001, respectively.

The Company's non-operating expenses amounted to Ch$41,406 million in 2002 and Ch$55,964 million in 2001. Excluding the expenses related to interest payments, amortization of goodwill and equity in losses of related companies, Madeco's non-operating expenses and provisions amounted to Ch$20,011 million versus Ch$31,326 million. The most significant non-recurring charges in 2002 related to allowance for valuation of properties, plant and equipment in Argentina, depreciation of assets held for sale in Argentina, restructuring indemnities in Argentina and provisions for properties held for sale. For further detail regarding the Company's non-operating results, see Note 24 to the Company's Consolidated Financial Statements.

The Company's Summary of Operations

The following table provides certain information relating to the Company's results in millions of Chilean pesos and as a percentage of net sales for the periods indicated:

Year ended December 31,
(in Ch$ million, except percentages)
	2000		2001		2002
Net Sales	321,380	100.0%	341,869	100.0%	256,283	100.0%
Cost of Goods Sold	(280,819)	-87.4%	(295,494)	-86.4%	(224,587)	-87.6%
Gross Income	40,561	12.6%	46,375	13.6%	31,696	12.4%
SG&A Expenses	(29,963)	-9.3%	(35,389)	-10.4%	(27,692)	-10.8%
Operating Income (Loss)	10,598	3.3%	10,986	3.2%	4,003	1.6%
Non-Operating Income	5,540	1.7%	6,078	1.8%	2,273	0.9%
Non-Operating Expenses	(29,474)	-9.2%	(55,964)	-16.4%	(41,406)	-16.2%
Price-Level Restatement	(5,919)	-1.8%	(13,611)	-4.0%	(8,442)	-3.3%
Net Non-Operating Results	(29,852)	-9.3%	(63,496)	-18.6%	(47,575)	-18.6%
Income Taxes	1,545	0.5%	(431)	-0.1%	1,402	0.5%
Minority Interest	(120)	0.0%	1,321	0.4%	1,998	0.8%
Amortization of Negative Goodwill	19	0.0%	21	0.0%	5	0.0%
Net Income (Loss)	(17,810)	-5.5%	(51,599)	-15.1%	(40,166)	-15.7%

The following tables set forth, for each of the periods indicated, the volume sales, net sales revenues and operating income of each of the Company's business units, as well as the percentage of the Company's total consolidated volume sales, net sales revenues and operating income, respectively:

Volume Sales
(in tons, except percentages)
	2000		2001		2002
Wire and Cable (1)	105,379	62.5%	112,553	64.8%	82,056	60.6%
Brass Mills	39,868	23.6%	36,833	21.2%	29,353	21.7%
Flexible Packaging	14,426	8.5%	14,013	8.1%	13,912	10.3%
Aluminum Profiles	9,052	5.4%	10,258	5.9%	9,978	7.4%
Total	168,725	100.0%	173,657	100.0%	135,299	100.0%

(1) Total volume sales for the Wire and Cable unit include sales of both metallic and optical fiber cable products. Metallic cable volume sales include both metal as well as insulating materials. Optical fiber volume sales have been converted to tons, using the conversion rate: 1 ton = 44 kms.

Year ended December 31,
(in Ch$ million, except percentages)
	2000		2001		2002
Net Sales
Wire and Cable	179,463	55.8%	196,781	57.6%	131,093	51.2%
Brass Mills	74,082	23.1%	71,913	21.0%	56,561	22.1%
Flexible Packaging	43,829	13.6%	43,590	12.8%	40,533	15.8%
Aluminum Profiles	24,006	7.5%	29,585	8.7%	28,096	11.0%
Total	321,380	100.0%	341,869	100.0%	256,283	100.0%

Operating Income (Loss)
Wire and Cable	3,243	30.6%	9,848	89.6%	(2,929)	-73.2%
Brass Mills	5,477	51.7%	661	6.0%	1,063	26.6%
Flexible Packaging	1,829	17.3%	(26)	-0.2%	2,250	56.2%
Aluminum Profiles	49	0.5%	503	4.6%	3,619	90.4%
Total	10,598	100.0%	10,986	100.0%	4,003	100.0%

2002 versus 2001

Net Sales. Consolidated revenues in 2002 fell 25.0% from 2001 levels. Revenues from the Wire and Cable Unit dropped 33.4%, due to the temporary closure of the Argentine operations and lower investment activity in the telecom sector. Lower revenues by the Brass Mills Unit (-21.3%) reflected reduced levels of construction activity in Argentina, Chile and other Latin American countries, as well as the slowdown in the demand of Euro coins blanks. The reduction of Flexible Packaging revenues (-7.0%) reflected lower revenues in Argentina (-67.0% in terms of Chilean pesos) due to the crisis in the country and the devaluation of the Argentine peso, partially offset by higher sales in Chile (+25.1%) due to sales initiatives. The Aluminum Profiles revenues drop (-5.0%) reflects lower sales from the curtain wall segment (divested at the beginning of 2002) and also reflects the slowdown of new projects in the construction sector.

Cost of Goods Sold. The Company's cost of goods sold ("COGS") principally consists of the costs of copper, aluminum and other raw materials used by the Company in production, labor costs for production personnel, depreciation of assets related to production and costs associated with operating and maintaining the Company's plants and equipment. COGS in 2002 amounted to Ch$224,587 million, representing a 24.0% decrease versus the previous year.

Gross Profit. In 2002, the gross income declined by 31.7% from 2001 levels; gross margin decreased from 13.6% in 2001 to 12.4% in 2002. The decline in the gross income was the consequence of lower revenues generated by the Wire and Cable Unit, reflecting lower sales volumes and the change in the product mix towards products with less added value (from telecom cables to energy cables and copper rod). This negative situation was partially mitigated by higher margins obtained from the Brass Mills Unit (from 10.7% in 2001 to 14.3% in 2002), reflecting closure of the Argentine plants. In addition, the Flexible Packaging unit's margin went up five percent, due to productivity improvements more than compensated for the decline in sales. The Aluminum Profiles unit results improved, both in absolute terms (+37.0%) and as a percentage of sales (from 17.8% in 2001 to 25.7% in 2002), resulting from the Company's initiatives to sell higher value-added products and their exit from the curtain wall business.

Selling, General and Administrative Expenses. The Company's selling, general and administrative ("SG&A") expenses primarily include salaries of sales and administrative personnel, administrative depreciation and maintenance expenses, general expenses and expenses for transportation and services provided by third parties. In 2002, SG&A expenses totaled Ch$27,692 million, a 21.8% drop versus the previous year. The reduction in SG&A reflects the Company's efforts to reduce the fixed cost structure as well as the closure of the plant in Argentina (Wire and Cable and Brass Mills plants). At the beginning of the year 2002, as a consequence of Argentina's economic environment and political instability, the Company suspended its Argentine Wire and Cable and Brass Mills production operations. Currently, Decker-Indelqui maintains a minimal staff in Argentina, primarily to sell products imported from certain of Madeco's Brazilian and Chilean facilities and to ensure the security and maintenance of its Argentine production facilities. The Company has stated that it intends to reopen certain of the operations of its Decker-Indelqui subsidiary's Argentine facilities when economic conditions improve in Argentina, though there can be no assurance when or if the Company will reopen its Argentine operations. Further, Madeco and its joint venture partner, Corning, have minimized the operations of their Argentine optical fiber joint venture, Optel. See: " - Operating and Financial Review and Prospects - Operating Results - Introduction".

Operating Income (Loss). In 2002, the Company's operating income decreased by Ch$6,983 million from the previous year, translating into a decrease in the operating margin (from 3.2% in 2001 to 1.6% in 2002), due to the drop in total revenues, which was partially offset by a decrease of 21.8% in SG&A.

Analysis of Operating Segment Performance 2002 versus 2001

The Company's operating results for each business unit are described in further detail below:

Wire and Cable
Year 2002 (in Ch$ million, except percentages)
	Chile	Brazil	Peru	Argentina	Optical Fiber	Inter-company	Wire & Cable Unit
Revenues	39,844	69,443	32,377	1,175	2,207	(13,953)	131,093
COGS	(37,844)	(64,157)	(27,890)	(1,154)	(2,478)	13,510	(120,013)
Gross Income	2,000	5,286	4,487	21	(271)	(443)	11,080
Gross Margin	5.0%	7.6%	13.9%	1.8%	-12.3%		8.5%
SG&A	(2,825)	(5,427)	(2,270)	(648)	(1,027)	(1,812)	(14,009)
Operating Income	(825)	(141)	2,217	(627)	(1,298)	(2,255)	(2,929)
Operating Margin	-2.1%	-0.2%	6.8%	-53.4%	-58.8%		-2.2%
Year 2001 (in Ch$ million, except percentages)
	Chile	Brazil	Peru	Argentina	Optical Fiber	Inter-company	Wire & Cable Unit
Revenues	40,388	88,534	30,588	16,290	35,408	(14,427)	196,781
COGS	(35,394)	(79,483)	(25,591)	(15,244)	(25,339)	14,068	(166,983)
Gross Income	4,994	9,051	4,997	1,046	10,069	(359)	29,798
Gross Margin	12.4%	10.2%	16.3%	6.4%	28.4%		15.1%
SG&A	(3,489)	(6,684)	(2,288)	(2,253)	(4,373)	(863)	(19,950)
Operating Income	1,505	2,367	2,709	1,207	5,696	(1,222)	9,848
Operating Margin	3.7%	2.7%	8.9%	-7.4%	16.1%		5.0%

2002 versus 2001 % change
	Chile	Brazil	Peru	Argentina	Optical Fiber	Wire & Cable Unit
Revenues	-1.3%	-21.6%	5.8%	-92.8%	-93.8%	-33.4%
COGS	6.9%	-19.3%	9.0%	-92.4%	-90.2%	-28.1%
Gross Income	-60.0%	-41.6%	10.2%	98.0%	N/A	-62.8%
SG&A	-19.0%	-18.8%	-0.8%	-71.2%	-76.5%	-29.8%
Operating Income	N/A	N/A	-18.2%	N/A	N/A	N/A

Revenues dropped 33.4% from 2001 levels to Ch$131,093 million in 2002 as the result of lower demand in for telecom cables (optical fiber cables -88.2% and metallic cables -19.4%) and a change in the product mix towards lower value-added products. COGS declined by 28.1% (totaling Ch$120,013 million in 2002) due to lower sales activity. SG&A expenses decreased 29.8% (totaling Ch$14,009 million in 2002) due to personnel reductions, which started at the end of 2001 and continued through 2002. Operating results fell from a positive Ch$9,848 million in 2001 to a loss of Ch$2,929 million in 2002.
  Chile: Revenues decreased 1.3% in 2002 compared to 2001, from Ch$40,388 million to Ch$39,844 million. The Company experienced a 0.5% decline in sales volumes, specially as a consequence of sales of lower value-added products (copper rod exports) in the first half of 2002, which offset the drop in demand for copper telecom cables exported to Brazil in the first half of 2001. Likewise, sales experienced a slight decline in average price due to a change in the above sales mix. COGS amounted to Ch$37,844 million in 2002, a 6.9% increase from the Ch$35.394 million incurred in 2001. The COGS increase is mainly based on an increase in the Company's raw material cost (copper) in 2002 and the increase in the polyethylene plastic coating and PVC (oil derivatives). The increase was partially offset by employee reductions, specially in the telecom area.

SG&A expenses totaled Ch$2,825 million in 2002, a 19.0% reduction with respect to the previous year (Ch$3,489 million). Madeco Chile splits overhead and administrative expenses into two divisions: Wire and Cable and Brass Mills. The decrease in SG&A expenses in Wire and Cable also includes a reallocation of SG&A previously registered in the Chilean Brass Mills unit. When analyzing SG&A expenses, they amount to Ch$7,787 million, a 15.% increase compared to the Ch$6,773 million of the previous year. The increase reflects higher severance payments, allowances for doubtful accounts and non-recurring fees, which were partially offset by lower salary expenses due to the above-mentioned employee reductions.

  Brazil: Revenues amounted to Ch$69,443 million in 2002, representing a 21.6% decrease compared to the previous year (Ch$88,534 million). The revenue decline reflected a 21.5% drop in volume sales as a result of a decline in demand for copper telecom cables in Brazil from the second half of 2001. The uncertainty raised in Brazil by the president elections during the second half of 2002 also caused a slowdown of investment activity in the country.

COGS amounted to Ch$64,157 million in 2002, a 19.3% drop compared to Ch$79,483 million in 2001. COGS' decrease reflects lower volume sales (21.5%) and employee reductions (mainly in the telecom area), which were partially offset by an increase in the price of copper, oil and electric power, the latter as a consequence of the electric power deficit in the country during 2002.

SG&A expenses reached Ch$5,427 million, a 18.8% decrease compared to Ch$6,684 in 2001. The drop reflects the effects of the restructuring measures made by the Company, which caused a decrease in salary expenses, third-party services and lower maintenance expenses. The drop was partially offset by an increase in allowances for doubtful accounts to better reflect the condition of some customers of the Company.

  Peru: Net sales in 2002 amounted to Ch$32,377 million, a 5.8% increase compared to Ch$30,588 million in the previous year. Volume sales increased by 11.8% due to higher sales of copper rod and a demand recovery by the construction sector. The increase was partially offset by lower sales of copper telecom cables to Brazil and the delay to install new lines in rural areas by the government.

COGS totaled Ch$27,890 million in 2002, a 9.0% increase versus the same period of the previous year. The increase in cost of goods sold was caused by higher volume sales (11.8%), partially offset by increased productivity.

SG&A expenses amounted to Ch$2,270 million in 2002, a 0.8% decrease from 2001. Although Company's sales increased by 5.8%, SG&A decreased mainly as a result of lower provisions for obsolescence and allowances for doubtful accounts.

  Argentina: As discussed earlier, the Company's operations were severely impacted by the Argentine political and economic crisis. Moreover, the current turmoil and uncertainty related to the country's future provoked the decision to close the five plants related to the Wire and Cable and Brass Mills operations in that country. At the beginning of the year 2002, as a consequence of Argentina's economic environment and political instability, the Company suspended its Argentine Wire and Cable and Brass Mills production operations. Currently, Decker-Indelqui maintains a minimal staff in Argentina, primarily to sell products imported from certain of Madeco's Brazilian and Chilean facilities and to ensure the security and maintenance of its Argentine production facilities. The Company has stated that it intends to reopen certain of the operations of its Decker-Indelqui subsidiary's Argentine facilities when economic conditions improve in Argentina, though there can be no assurance when or if the Company will reopen its Argentine operations. Further, Madeco and its joint venture partner, Corning, have minimized the operations of their Argentine optical fiber joint venture, Optel. See: "- Operating and Financial Review and Prospects - Introduction".

Revenues amounted to Ch$1,175 million in 2002, representing a 92.8% decrease compared to 2001. COGS represented only a fraction (-92.4%) with respect to the previous year (from Ch$15,244 million in 2001 to Ch$1,1554 million). SG&A expenses amounted to Ch$648 million in 2002, a 71.2% decrease with respect to the previous year.

  Optical Fiber: Revenues were Ch$2,207 million in 2002, a 93.8% decrease versus Ch$35.408 million obtained in the previous year. The 88.2% decrease in volume sales was caused by a decline in demand for optical fiber in Brazil. COGS for 2002 amounted to Ch$2.478 million, a 90.2% decline versus the previous year. SG&A amounted to Ch$1,027 million in 2002, a 71.2% decrease compared to the previous year.

Brass Mills

Year 2002 (in Ch$ million, except percentages)
	Chile	Argentina	Coins	Inter-company	Brass Mills Unit
Revenues	45,752	3,086	10,103	(2,380)	56,561
COGS	(38,946)	(2,807)	(9,080)	2,371	(48,462)
Gross Income	6,806	279	1,023	(9)	8,099
Gross Margin	14.9%	9.0%	10.1%		14.3%
SG&A	(4,962)	(763)	(948)	(363)	(7,036)
Operating Income	1,844	(484)	75	(372)	1,063
Operating Margin	4.0%	-15.7%	0.7%		1.9%

Year 2001 (in Ch$ million, except percentages)
	Chile	Argentina	Coins	Inter-company	Brass Mills Unit
Revenues	50,890	11,832	14,304	(5,113)	71,913
COGS	(43,083)	(13,716)	(12,420)	5,013	(64,206)
Gross Income	7,807	(1,884)	1,884	(100)	7,707
Gross Margin	15.3%	-15.9%	13.2%		10.7%
SG&A	(3,284)	(2,220)	(1,150)	(392)	(7,046)
Operating Income	4,523	(4,104)	734	(492)	661
Operating Margin	8.9%	-34.7%	5.1%		0.9%

2002 versus 2001 % change
	Chile	Argentina	Coins	Brass Mills Unit
Revenues	-10.1%	-73.9%	-29.4%	-21.3%
COGS	-9.6%	-79.5%	-26.9%	-24.5%
Gross Income	-12.8%	N/A	-45.7%	5.1%
SG&A	51.1%	-65.6%	-17.6%	-0.1%
Operating Income	-59.2%	-88.2%	-89.8%	60.8%

Revenues dropped by 21.3% in 2002 totaling Ch$56,561 million. Lower revenue levels reflect a drop in local demand, lower exports to the U.S. and Europe, the temporary closure of plants in Argentina, and lower sales of Euro coins blanks. COGS dropped 24.5% from the previous year (totaling Ch$48,462 million in 2002) due to lower sales. Despite the drop in product demand, Madeco's efforts to improve productivity resulted in a 3.6% increase in gross margin (from 10.7% in 2001 to 14.3% in 2002). SG&A expenses dropped 0.1% (Ch$7,036 million in 2002). Operating income increased 60.8%, from Ch$661 million in 2001 to Ch$1,063 million in 2002.

  Chile: Revenues decreased 10.1%, from Ch$45,752 in 2002 to Ch$50,890 million in 2001. A 12.4% decline in volume sales related to a lower demand for the product by the end of 2001 in the United States and Europe, and low activity levels in the construction sector in Chile. In addition, in 2002 low price imported aluminum finished goods were imported from Argentina. Therefore, local manufacturers of aluminum-based products experienced a negative impact on demand.

COGS totaled Ch$38,946 million in 2002, a 9.6% decline with respect to the previous year (Ch$43,083 million). The decline in cost of goods sold reflects a lower volume sales (12.4%) and an increase in copper price, partially compensated by improvement in plant productivity and an employee reduction occurring in the second half of 2002.

SG&A of the Brass and Mills unit amounted to Ch$4,962 million in 2002, a 51.1% increase versus 2001 (Ch$3,284 million). The increase in SG&A of the Brass Mills unit also includes a reallocation of SG&A expenses previously registered in the Chilean Wire and Cable unit. Madeco Chile splits overhead and administrative expenses into two divisions: Wire and Cable and Brass Mills. When analyzing selling, general and administrative expenses of both divisions, they amount to Ch$7,787 million, a 15.% increase compared to Ch$6,773 million in the previous year. The increase originates from higher severance payments, allowances for doubtful accounts and non-recurring fees, which were partially offset by lower salary expenses due to the above-mentioned employee reductions.

  Argentina: As discussed earlier, the Company's operations were severely impacted by the Argentine political and economic crisis. Moreover, the current turmoil and uncertainty related to the country's future provoked the decision to close the five plants related to the Wire and Cable and Brass Mills operations in that country. At the beginning of the year 2002, as a consequence of Argentina's economic environment and political instability, the Company suspended its Argentine Wire and Cable and Brass Mills production operations. Currently, Decker-Indelqui maintains a minimal staff in Argentina, primarily to sell products imported from certain of Madeco's Brazilian and Chilean facilities and to ensure the security and maintenance of its Argentine production facilities. The Company has stated that it intends to reopen certain of the operations of its Decker-Indelqui subsidiary's Argentine facilities when economic conditions improve in Argentina, though there can be no assurance when or if the Company will reopen its Argentine operations. See:  "- Operating and Financial Review and Prospects - Introduction".

Revenues in 2002 amounted to Ch$3,086 millions, a 73.9% drop versus last year (Ch$11,832 million). COGS decreased by 79.5%, from Ch$13,719 million in 2001 to Ch$2,807 million in 2002. SG&A expenses totaled Ch$763 million in 2002, a 65.6% drop versus last year (Ch$2,220 million).
  Coins: Revenues totaled Ch$10,103 million in 2002, a 29.4% drop versus the previous year (Ch$14,304 million). The decline in sales was the result of lower volume sales (27.4%) and a decrease in sales average price denominated in U.S. dollars, due strong competition caused by an excess installed capacity in the coin industry. In 2000 and 2001, the industry experienced a demand upturn for coin blanks for the European market, because of the introduction of the Euro, while in 2002, the demand returned to normal levels.

COGS for the unit amounted to Ch$9,080 in 2002, a 26.9% drop versus the year 2001 (Ch$12,420 million). The decrease in costs was the result of lower volume sales and a decline in the cost of raw materials for using a higher proportion of secondhand materials. SG&A totaled Ch$948 million in 2002, a 17.6% decrease versus the previous year. The decline in expenses results from several restructuring measures aimed to adapt the Company's fixed cost structure. At the end of 2002, Madeco Chile took the administration of the coin blanks and coin producer subsidiary, so there was significant lower expenses in the administration area due to the synergies obtained.

Flexible Packaging

Year 2002 (in Ch$ million, except percentages)
	Chile	Argentina	Inter-company	Flexible Packaging Unit
Revenues	29,903	10,631	(1)	40,533
COGS	(25,903)	(9,266)	1	(35,232)
Gross Income	3,936	1,365	0	5,301
Gross Margin	13.2%	12.8%		13.1%
SG&A	(2,095)	(483)	(473)	(3,051)
Operating Income	1,841	882	(473)	2,250
Operating Margin	6.2%	8.3%		5.6%

Year 2001 (in Ch$ million, except percentages)
	Chile	Argentina	Inter-company	Flexible Packaging Unit
Revenues	28,384	15,206		43,590
COGS	(25,967)	(14,018)		(39,985)
Gross Income	2,417	1,188		3,605
Gross Margin	8.5%	7.8%		8.3%
SG&A	(2,152)	(1,188)	(291)	(3,631)
Operating Income	265	0	(291)	(26)
Operating Margin	0.9%	0.0%		-0.1%

2002 versus 2001 % change
	Chile	Argentina	Flexible Packaging Unit
Revenues	5.4%	-30.1%	-7.0%
COGS	-0.2%	-33.9%	-11.9%
Gross Income	62.8%	14.9%	47.0%
SG&A	-2.6%	-59.3%	-16.0%
Operating Income	594.7%	N/A	N/A

In the year 2002, revenues decreased by 7.0% (totaling Ch$40,533 million), as a consequence of lower revenues in Argentina. COGS decreased 11.9% (totaling Ch$35,232 million in 2002), reflecting cost reduction measures enacted in Argentina and Chile. SG&A expenses were reduced by 16.0% (SG&A totaled Ch$3,051 million in 2002), due to lower expenses in the Argentine subsidiary following the devaluation of the Argentine peso and based on the Company's cost reductions. Operating income amounted to Ch$2,250 million in 2002, a notable improvement from a Ch$26 million loss registered in 2001.

  Chile: Revenues increased 5.4% in 2002 versus 2001, from Ch$28,384 million in 2001 to Ch$29,903 million in 2002. The increase in revenues is the result of a 3.8% increase in volume sales, as a consequence of concerted commercial efforts to stimulate exports in Latin America and resolution of quality and delivery challenges.

COGS totaled Ch$25,903 million in 2002, a 0.2% drop compared to 2002 (Ch$25,967). The decline in costs made by the Company, despite the increase in volume sales, derives from a more exhaustive control of scrap levels, less overtime costs, lower labor costs, an improvement in the quality of products which resulted in fewer rejected products and, productive improvement in general as a result of a program implemented by the Company in 2001.

SG&A amounted to Ch$2,095 million in 2002, 2.6% lower compared to Ch$2,152 million in 2001. The decline in expenses reflects the successful austerity policy implemented, which included lower labor costs and an efficient organization of third-party costs.

  Argentina: Net sales totaled Ch$10,631 million, a 30.1% decrease compared to 2001 (Ch$15,206 million). The Company's drop in volume sales (11.9%) reflects the adverse economic situation in Argentina, which lowered demand for more sophisticated products, as customers have migrated to a lower priced packaging products.

COGS decreased 33,9% in 2002 compared to 2001, from Ch$14,018 million to Ch$9,266 million. The decreased costs are based on both lower volume sales and the fact that most production costs are indexed in Argentine pesos. SG&A expenses decreased 59.3% from Ch$1,188 million in 2001 to Ch$483 million in 2002, due to the Argentine peso devaluation and the resulting lower labor costs.

Aluminum Profiles

Year 2002 (in Ch$ million, except percentages)
	Aluminum Profiles	Curtain Walls	Inter-company	Aluminum Profiles Unit
Revenues	27,577	519		28,096
COGS	(20,519)	(362)		(20,881)
Gross Income	7,058	157		7,215
Gross Margin	25.6%	30.3%		25.7%
SG&A	(3,196)	(139)	(261)	(3,596)
Operating Income	3,862	18	(261)	3,619
Operating Margin	14.0%	3.5%		12.9%

Year 2001 (in Ch$ million, except percentages)
	Aluminum Profiles	Curtain Walls	Inter-company	Aluminum Profiles Unit
Revenues	24,737	4,852	(4)	29,585
COGS	(19,406)	(4,916)	2	(24,320)
Gross Income	5,331	(64)	(2)	5,265
Gross Margin	21.6%	-1.3%		17.8%
SG&A	(3,639)	(1,004)	(119)	(4,762)
Operating Income	1,692	(1,068)	(121)	503
Operating Margin	6.8%	-22.0%		1.7%

2002 versus 2001 % change
	Aluminum Profiles	Curtain Walls	Aluminum Unit
Revenues	11.5%	-89.3%	-5.0%
COGS	5.7%	-92.6%	-14.1%
Gross Income	32.4%	N/A	37.0%
SG&A	-12.2%	-86.2%	-24.5%
Operating Income	128.3%	N/A	619.5%

Revenues declined by 5.0% from the previous year (totaling Ch$28,096 million in 2002). The decrease in sales reflects the net effect of increased revenue from the aluminum profiles business (+11.5%) and the decrease in revenues from the curtain wall segment after Madeco decided to exit the business in February 2002. COGS dropped 14.1% (Ch$20,881 million in 2002) due to lower activity in the curtain wall segment and productivity improvements in the aluminum profiles business. SG&A expenses were reduced by 24.5% (totaling Ch$3,596 million in 2002) due to the exit of the curtain wall business and the reduction of over time costs and personnel. Operating income increased notably, from Ch$503 million in 2001 to Ch$3,619 million in 2002.

  Aluminum Profiles: Net sales revenues totaled Ch$27,577 million, a 11.5% increase versus 2001 (Ch$24,737 million). The increased sales, despite a decline in volume sales (2.9%) due to a lower local demand and a drop in exports, resulted from an increase in the average sales price after the introduction of new lines of greater value-added products and higher spot sales of aluminum scrap.

COGS increased 5.7%, from Ch$19,406 million in 2001 to Ch$20,519 million in 2002. The increased costs are a result of higher costs of raw materials. During 2001, the Company used a higher proportion of secondhand materials. The increase in COGS was partially offset by a sustained increase in productivity levels.

SG&A expenses amounted to Ch$3,196 million in 2002, a 12.2% drop with respect to the previous year (Ch$3,639). Decreased SG&A expenses resulted as a part of the austerity policy implemented by the Company, which implied a general decrease in expense levels. In addition, in 2001 a new information system slightly increased expenses in that year.

  Curtain Walls: At the beginning of 2002, the Company decided to exit the curtain wall business segment. The operating figures reported during 2002 reflected the completion of the Uruguayan Torre Antel project. Revenues totaled Ch$519 million in 2002, a 89.3% decline versus 2001 (Ch$4,852). COGS amounted to Ch$362 million in 2002, a 92.6% decrease compared to 2001 (Ch$4,916). SG&A totaled only Ch$139 million in 2002, an 86.2% drop versus the previous year (Ch$1,068 million).

Net Non-Operating Results. In 2002, non-operating losses decreased by Ch$15,921 million, from a loss of Ch$63,496 million in 2001 to a loss of Ch$47,575 million in 2002.

  Non-Operating Income: The Company's non-operating income amounted to Ch$2,273 compared to Ch$6,078 million in 2001. Financial income dropped Ch$409 million from 2001 levels due to the decrease in interest rates. The Company registered a gain in earnings (losses) from related companies in 2002 of Ch$281 million compared to a Ch$52 million loss in 2001, mainly due to the improvement of the Company's Peruvian affiliates (Peruplast and Techpack). Other non-operating income dropped Ch$3,677 million in 2002, as the Company sold a 25% stake in Optel during 2001.
  Non-Operating Expenses: The Company's non-operating expenses amounted to Ch$41,406 million in 2002, a drop versus Ch$55,964 million registered in 2001. Financial expenses decreased by Ch$2,816 million in 2002 from the previous year, reflecting lower interest rates during 2002, partially offset by the effect of the devaluation of the Chilean peso in the Company's debt denominated in U.S. dollars. The amortization of goodwill was reduced by Ch$376 million in 2002 from the previous year, due to lower amortization of goodwill for Optel Argentina S.A. (producer of optical fiber cables in Argentina). Other non-operating expenses were Ch$11,314 million lower in 2002 than in 2001. Non-operating expenses in 2002 included: Ch$3,252 million for the depreciation of assets, Ch$1,155 million for the provision of non-collectibles and Ch$2,232 million for severance payments following the restructuring in Argentina.
  Price-Level Restatement: In 2002, the price-level restatement and translation losses were Ch$5,168 million lower than in 2001. In 2002, the Company recorded a gain resulting from price-level restatement of Ch$3,720, mainly because of the revaluation of inventories, versus a charge of Ch$4,082 million. In 2002, the Company registered higher losses due to the devaluation of the Argentine peso against the U.S. dollar (Ch$1,073 million), the devaluation of the Brazilian Real against the U.S. dollar (Ch$5,127 million) and a charge (Ch$2,738 million) due to increased liabilities in non-local currency (US$48 million) from the previous year. The increase of exchange rate losses were partially offset by hedging operations in Brazil (Ch$5,953 million), an increase in inventories (Ch$4,881 million), a lower price-level restatement charge (Ch$1,281 million) due to lower equity and minority interest, and a lower charge in results (Ch$938 million) due to lower bank debt denominated in UF versus 2001.

Income Taxes. Income tax decreased by Ch$1,833 million in 2002, primarily due to the effect of deferred taxes (tax losses). In 2002, the Company registered a tax income credit of Ch$1,402 million, principally due to losses from the subsidiaries Alusa, Indalum and Madeco Chile, providing tax income credit of Ch$1,173 million, Ch$141 million and Ch$986 million, respectively. This tax credit was partially offset mostly by a tax payment by Indeco (Ch$851 million).

Minority Interest. The Company registered a minority interest gain of Ch$1,321 million in 2001, versus a Ch$1,998 million loss in 2002, due to losses of Optel Ltda. and Alusa S.A.

2001 versus 2000

Net Sales. Consolidated sales revenues for the Company amounted to Ch$341,869 million, representing a 6.4% increase versus the previous year. The revenue increase principally reflects the improved performance of the Wire and Cable unit, which generated greater volume sales of both telecom and bare aluminum cable due to Brazil's increased demand levels. In addition, the Company's Aluminum Profiles unit generated increased revenues as a consequence of its strong commercial efforts. The revenue increases were partially offset by the poorer performance of the Brass Mills unit, caused principally by reduced export sales of coin blanks as well as the overall depressed demand in Argentina for pipe, bar and sheet products.

Cost of Goods Sold. The Company's cost of goods sold ("COGS") principally consists of the costs of copper, aluminum and other raw materials used by the Company in production, labor costs for production personnel, depreciation of assets related to production and costs associated with operating and maintaining the Company's plants and equipment. COGS amounted to Ch$295,494 million, representing a 5.2% increase versus the previous year. Nonetheless, as a percentage of sales, COGS dropped slightly.

Gross Profit. Gross income for 2001 amounted to Ch$46,375 million. The Company's revenue increase outpaced the rise in COGS, resulting in a 14.3% year-over-year improvement in gross income. The improvement reflects innovations and changes to improve productivity and efficiency within all of the Company's operations, the decline in copper prices and the increase of higher value-added products in the sales mix.

Selling, General and Administrative Expenses. The Company's selling, general and administrative ("SG&A") expenses primarily include salaries of sales and administrative personnel, administrative depreciation and maintenance expenses, general expenses and expenses for transportation and services provided by third parties. In 2001, SG&A expenses totaled Ch$35,389 million, 18.1% higher than in the previous year. The increase was caused by the inclusion of the new Argentine optical fiber subsidiary as well as costs associated with the restructuring in Brazil and Argentina. The SG&A increase was partially offset by the headcount reduction in many of the Company's operations as a consequence of the depressed economic situation in the region. See: " - Operating and Financial Review and Prospects - Operating Results - Introduction".

Operating Income (Loss). Operating income for 2001 totaled Ch$10,986 million, a 3.7% increase compared to the Ch$10,598 million obtained in 2000. The better performance reflects the changes implemented by the Company in the course of the year to increase synergy and improve efficiency. The increased gross margin was partially offset by higher SG&A expenses, due to the rationalization of the operations in many of our subsidiaries.

Analysis of Operating Segment Performance 2001 versus 2000

The Company's operating results for each business unit are described in further detail below:

Wire and Cable
Year 2001 (in Ch$ million, except percentages)
	Chile	Brazil	Peru	Argentina	Optical Fiber	Divested Subsidiaries	Inter-company	Wire & Cable Unit
Revenues	40,388	88,534	30,588	16,290	35,408	0	(14,427)	196,781
COGS	(35,394)	(79,483)	(25,591)	(15,244)	(25,339)	0	14,068	(166,983)
Gross Income	4,994	9,051	4,997	1,046	10,069	0	(359)	29,798
Gross Margin	12.4%	10.2%	16.3%	6.4%	28.4%			15.1%
SG&A	(3,489)	(6,684)	(2,288)	(2,253)	(4,373)	0	(863)	(19,950)
Operating Income	1,505	2,367	2,709	1,207	5,696	0	(1,222)	9,848
Operating Margin	3.7%	2.7%	8.9%	-7.4%	16.1%			5.0%
Year 2000 (in Ch$ million, except percentages)
	Chile	Brazil	Peru	Argentina	Optical Fiber	Divested Subsidiaries	Inter-company	Wire & Cable Unit
Revenues	32,008	94,889	27,628	18,603	17,859	2,294	(13,818)	179,463
COGS	(28,013)	(84,361)	(24,337)	(18,556)	(14,284)	2,034	11,474	(160,111)
Gross Income	3,995	10,528	3,291	47	3,575	260	(2,344)	19,352
Gross Margin	12.5%	11.1%	11.9%	0.3%	20.0%	11.3%		10.8%
SG&A	(4,231)	(6,460)	(2,253)	(2,772)	(1,932)	(398)	1,937	(16,109)
Operating Income	(236)	4,068	1,038	(2,725)	1,643	(138)	(407)	3,243
Operating Margin	-0.7%	4.3%	3.8%	-14.6%	9.2%	6.0%		1.8%

2001 versus 2000 % change
	Chile	Brazil	Peru	Argentina	Optical Fiber	Divested Subsidiaries	Wire & Cable Unit
Revenues	26.1%	-7.1%	10.6%	-12.5%	99.5%	N/A	9.6%
COGS	26.2%	-6.0%	5.1%	-17.9%	78.0%	N/A	4.2%
Gross Income	24.9%	-15.5%	51.7%	2,160.5%	185.4%	N/A	53.8%
SG&A	-17.9%	1.1%	1.5%	-18.8%	133.7%	N/A	23.7%
Operating Income	N/A	-41.9%	160.7%	-55.8%	246.3%	N/A	203.5%

Net sales totaled Ch$196,781 million for the year 2001, representing a 9.7% increase versus the previous year. The revenue increase reflects greater volume sales of copper and optical fiber telecom cables, thermo-stable and thermo-plastic cables as well as bare aluminum cables. Demand for copper telecom cables was elevated from the second half of 2000 through the first half of 2001 due to the telecom network expansion in Brazil. As a consequence of the energy crisis in Brazil and the need to invest significantly in the energy transmission network, there has also been increased demand for bare aluminum cables since the second quarter of 2001.

COGS in 2001 amounted to Ch$166,983 million, 4.3% greater than the amount incurred in the year 2000, and reflects the increase in volume sales. This cost increase was partially offset by the headcount reduction resulting from the restructuring of its Chilean, Brazilian and Argentine operations in the fourth quarter of the year. The revenue increase outpaced the rise in COGS and the unit's gross income improved 54.0% versus 2000. The stronger gross results reflect increased sales of higher value-added products as well as the actions undertaken by the Company in order to improve operating efficiencies.

SG&A in 2001 amounted to Ch$19,950 million, 23.8% higher than in the previous year. The increase in SG&A reflects the inclusion of the new Argentine optical fiber subsidiary,

severance payments related to the restructuring and a higher write-off for uncollectible receivables in the Brazilian operation. These increases were partially offset by the year-end restructuring, which reduced the Company's administrative staff, the improved purchase terms pursuant to new contracts with the Company's principal suppliers and a reduction in SG&A expenses in the Argentine cable operation due to a change in expense allocation in Decker-Indelqui (historically, SG&A expenses were allocated between the Argentine Wire and Cable and Brass Mills operations based on revenues; in 2001, the Company began allocating SG&A expenses based on a combination of personnel, revenues and working capital). Moreover, in 2000, the Company charged corporate expenses to the Chilean Wire and Cable and Brass Mills units; since 2001, these expenses are being allocated across the four business units.

  Chile: Revenues grew 26.2%, from Ch$32,008 million in 2000 to Ch$40,388 million in the year 2001 due to a 37.0% increase in volume sales, partially offset by a drop in average prices. The volume sales of copper rods and copper thermo-stable cables increased versus the same period in the previous year; these increases were partially offset by lower sales of copper thermo-plastic cables. Increased copper rod sales reflect higher export sales to other Latin American countries, including Ficap (the Company's Brazilian subsidiary). The increase in copper thermo-stable cable sales reflects both higher demand in the Chilean mining sector and the plant expansions of two durable goods manufacturers. The average price decline reflects a shift in the sales mix toward relatively lower value-added products and more competitive pricing within certain product segments in order to gain market share.

COGS amounted to Ch$35,394 million in 2001, a 26.3% increase from the Ch$28,013 million incurred in the previous fiscal year, and is attributed to higher volume sales. The increase was partially offset by a drop in raw material costs; the average LME copper price dropped 2.3% in Chilean peso terms compared to 2000. In addition, the Company improved its productivity (from 18.1 to 19.6 kgs/man-hour). Gross margin was similar to the same period a year ago (12%). SG&A expenses dropped 17.5%, from Ch$4,231 million in 2000 to Ch$3,489 million in 2001. The decrease in SG&A expenses resulted from a drop in administrative salaries due to labor related reductions and, as previously explained, a lower allocation of corporate expenses.
  Brazil: Revenues amounted to Ch$88,534 million in 2001, representing a 6.7% decrease compared to the Ch$94,889 million generated in the previous fiscal year. The revenue decline reflects the devaluation of the Brazilian real versus the U.S. dollar and a shift in the sales mix toward relatively lower value-added products, partially offset by the Chilean peso devaluation versus the U.S. dollar and a 1.9% increase in volume sales. Volume sales of copper thermo-plastic and thermo-stable cables as well as aluminum bare wire increased mainly due to the energy companies' increased transmission network installation investments in response to the country's energy crisis. The increases were partially offset by lower volume sales of copper telecom cables and aluminum thermo-stable cables than in the same period a year ago.

COGS dropped 5.8% from Ch$84,361 million in 2000 to Ch$79,483 million in 2001. The COGS decrease resulted from the devaluation of the Brazilian real versus the U.S. dollar, the drop in LME copper price and the employee reduction implemented in

September 2001. As a percentage of net sales, COGS increased because the sales mix included a lower portion of relatively higher value-added products. SG&A expenses reached Ch$6,684 million in 2001, up 3.5% versus Ch$6,460 million in 2000 due mainly to penalty fines resulting from delivery delays of copper telecom cable, partially offset by an 8.7% employee reduction effected in September 2001.
  Peru: Net sales in 2001 increased 10.7%, from Ch$27,628 million in 2000 to Ch$30,588 million in 2001. The revenue increase primarily reflects the Chilean peso devaluation versus the U.S. dollar and a 1.0% volume sales increase, resulting from the offsetting between market share gains in the local market and lower export sales of copper rods to Venezuela. In the local market, higher sales of copper thermo-stable cables reflect the Company being awarded a manufacturing contract from one of the biggest Peruvian electric distribution companies.

COGS increased 5.2%, from Ch$24,337 million in 2000 to Ch$25,591 million in 2001. The increase in revenues exceeded the increase in COGS, reflecting productivity improvements that derived from changes in production processes. SG&A expenses increased 1.6%, from Ch$2,253 million in 2000 to Ch$2,288 million in 2001, caused by the Chilean peso devaluation versus the U.S. dollar, partially offset by lower export duties and employee reductions.
  Argentina: Revenues amounted to Ch$16,290 million in 2001, representing a 12.4% decrease versus Ch$18,603 million in 2000. As discussed earlier, the Company's operations were severely impacted by the Argentine political and economic crisis. Moreover, the current turmoil and uncertainty related to the country's future provoked the decision to close the five plants related to the Wire and Cable and Brass Mills operations in that country. See: " - Operating and Financial Review and Prospects - Introduction".

COGS decreased 17.8% from Ch$18,556 million in 2000 to Ch$15,244 million in the year 2001. The COGS decrease reflects the reduced level of sales activity as well as the Company's restructuring, which significantly reduced personnel and the operation's fixed cost structure prior to the end of year. SG&A expenses amounted to Ch$2,253 million in the 2001, an 18.7% decrease compared to Ch$2,772 million in 2000.
  Optical Fiber: Revenues were Ch$35,408 million in 2001, a 98.3% increase versus Ch$17,859 million obtained in the previous year. The 30.5% volume sales increase reflects the expansion in the use of optical fiber cables for Brazilian communication network backbones in the first half of 2001. However, the optical fiber cable demand declined in the Brazilian market in the latter half of 2001, due to a global downturn in demand for telecom cable and the fact that the Brazilian telecom companies fulfilled their goals, pursuant to their agreement with ANATEL.

COGS for 2001 amounted to Ch$25,339 million, a 77.4% increase compared to Ch$14,284 million incurred in the previous fiscal year. Higher COGS reflects increased sales activity and a rise in raw material costs. SG&A expenses amounted to Ch$4,373 million in 2001, a 126.3% increase versus Ch$1,932 million in 2000. The increase in

SG&A expenses reflects the consolidation of Corning Argentina's expenses in the Company's results as well as expenses associated with the restructuring activities of the optical fiber operations, which includes the decision to minimize the Argentine optical fiber operations in the second half of 2001.
  Divested Subsidiaries: During the years 1999 and 2000, the Company divested a number of its non-strategic subsidiaries. In 2000, revenues generated by the divested subsidiaries amounted to Ch$2,294 million. COGS incurred by those subsidiaries were Ch$2,034 million and SG&A expenses totaled Ch$398 million in the year 2000.

Brass Mills

Year 2001 (in Ch$ million, except percentages)
	Chile	Argentina	Coins	Inter-company	Brass Mills Unit
Revenues	50,890	11,832	14,304	(5,113)	71,913
COGS	(43,083)	(13,716)	(12,420)	5,013	(64,206)
Gross Income	7,807	(1,884)	1,884	(100)	7,707
Gross Margin	15.3%	-15.9%	13.2%		10.7%
SG&A	(3,284)	(2,220)	(1,150)	(392)	(7,046)
Operating Income	4,523	(4,104)	734	(492)	661
Operating Margin	8.9%	-34.7%	5.1%		0.9%

Year 2000 (in Ch$ million, except percentages)
	Chile	Argentina	Coins	Inter-company	Brass Mills Unit
Revenues	52,292	14,480	14,747	(7,437)	74,082
COGS	(41,759)	(14,335)	(12,066)	5,274	(62,886)
Gross Income	10,533	145	2,681	(2,163)	11,196
Gross Margin	20.1%	1.0%	18.2%		15.1%
SG&A	(4,210)	(1,676)	(627)	794	(5,719)
Operating Income	6,323	(1,531)	2,054	(1,369)	5,477
Operating Margin	12.1%	-10.6%	13.9%		7.4%

2001 versus 2000 % change
	Chile	Argentina	Coins	Brass Mills Unit
Revenues	-2.8%	-18.4%	-3.1%	-3.0%
COGS	3.1%	-4.4%	2.8%	2.0%
Gross Income	-25.9%	N/A	-29.8%	-31.2%
SG&A	-22.1%	32.3%	83.3%	23.2%
Operating Income	-28.5%	167.7%	-64.3%	-88.0%

Sales revenues totaled Ch$71,913 million for the year 2001, representing a 2.9% decline versus the previous year. The principal cause for the revenue decrease resulted from temporary complications in Armat's smelting process of the "Nordic Gold" alloy required for Euro coin blanks. While these problems have been resolved by the installation of a "Wertli" extraction system, export volume sales of Euro coin blanks were negatively impacted during 2001. The sales drop was partially compensated by increased export sales of copper pipes, bars and sheets; the Company exerted special efforts to offset diminished domestic demand both in Chile and Argentina with increased export sales to European countries as well as to the United States.

COGS in 2001 amounted to Ch$64,206 million, a 2.1% increase from the year 2000; the increase reflects higher operating costs in Argentina as well as a productivity decline in the Coins division. During 2001, the technological complexity of Armat's production multiplied as a consequence of the Nordic Gold alloy required for the Euro coin blanks as well as the increased production of bi-metallic coin blanks. As a consequence, productivity levels dropped off and costs rose versus previous years.

SG&A amounted to Ch$7,046 million in 2001, a 23.2% increase from the previous fiscal year, reflecting higher SG&A expenses in the Argentine PBS operations due to a change in expense allocation in Decker-Indelqui (historically, SG&A expenses were allocated between the Argentine Wire and Cable and Brass Mills operations based on revenues; in 2001, the Company began allocating SG&A expenses based on a combination of personnel, revenues and working capital). See: "- Economic Overview". Moreover, Armat incurred higher SG&A expenses due to a switch in sales conditions (from FOB to Delivered Duty Paid or "DDP").

  Chile: Revenues decreased 2.7%, from Ch$52,292 million in 2000 to Ch$50,890 million in 2001, reflecting an 8.1% drop in volume sales. The Company's export sales of both copper and brass sheets were negatively impacted by the international economic slowdown, which was further exacerbated by the terrorist attacks on the United States on September 11, 2001.

COGS totaled Ch$43,083 million in 2001, a 3.2% increase versus Ch$41,759 million incurred in 2000, reflecting lower productivity levels due to the delay in the set-up of new equipment to increase the production capacity of copper pipes and bars and the higher costs that resulted from the new fourth shift in the hot rolling area. The COGS increase was partially offset by lower raw material costs (e.g., the decline of LME copper prices) and lower salary expenses due to a reduction in plant personnel. SG&A expenses decreased 22.0%, from Ch$4,210 million in 2000 to Ch$3,284 million in 2001 mainly due to a decline in salary expenses and, as previously explained, a lower allocation of corporate expenses.
  Argentina: Revenues in 2001 amounted to Ch$11,832 million, 18.3% lower versus the Ch$14,480 million sold in 2000 due mainly to lower volume sales (-14.0%). The Brass Mills business was severely impacted by the Argentine political and economic crisis, and the Company decided at the end of 2001 to close its Decker-Indelqui operations in that country.

COGS decreased 4.3%, from Ch$14,335 million in 2000 to Ch$13,716 million in 2001. The drop in COGS reflects lower volume sales, partially offset by the Chilean peso devaluation versus the U.S. dollar. SG&A expenses were Ch$2,220 million in 2001, 32.5% higher versus the Ch$1,676 million recorded in 2000. The increase in SG&A reflects the Chilean peso devaluation versus the U.S. dollar as well as higher depreciation costs. The SG&A increases were partially compensated by the personnel reduction implemented in October 2001 as well as a change in SG&A expense allocation, which reduced the amount allocated to the Argentine PBS operation. Historically, SG&A expenses were allocated between the Argentine Wire and Cable and Brass Mills operations based on revenues; in 2001, the Company began allocating SG&A expenses based on a combination of personnel, revenues and working capital.

  Coins: Revenues dropped 3.0%, from Ch$14,747 million in 2000 to Ch$14,304 million in 2001. This decline reflects a decrease in volume sales to clients both in Chile and in export markets, partially due to production failures which prevented the Company from delivering a portion of its orders. Moreover, the coins division processed less metal for the Chilean Mint in 2001 than it did in 2000. The volume decline was partially offset by higher average prices, which reflect both a change in sales mix (greater proportion of relatively higher value-added products) and a change in sales terms (from FOB to DDP).

COGS for the unit increased 2.9%, from Ch$12,066 million in 2000 to Ch$12,420 million in 2001. The drop in volume sales was offset by an increase in re-processing costs as well as increased costs associated with a more complicated product mix (a greater proportion of Nordic Gold, nickel silver alloys and bi-metallic coin rings). SG&A increased 83.4%, from Ch$627 million in 2000 to Ch$1,150 million in 2001, reflecting in great part the change in sales recognition criteria discussed above.

Flexible Packaging

Year 2001 (in Ch$ million, except percentages)
	Chile	Argentina	Inter-company	Flexible Packaging Unit
Revenues	28,384	15,206		43,590
COGS	(25,967)	(14,018)		(39,985)
Gross Income	2,417	1,188		3,605
Gross Margin	8.5%	7.8%		8.3%
SG&A	(2,152)	(1,188)	(291)	(3,631)
Operating Income	265	0	(291)	(26)
Operating Margin	0.9%	0.0%		-0.1%

Year 2000 (in Ch$ million, except percentages)
	Chile	Argentina	Inter-company	Flexible Packaging Unit
Revenues	28,788	15,041		43,829
COGS	(24,690)	(13,873)		(38,563)
Gross Income	4,098	1,168		5,266
Gross Margin	14.2%	7.8%		12.0%
SG&A	(2,225)	(1,212)		(3,437)
Operating Income	1,873	(44)		1,829
Operating Margin	6.5%	-0.3%		4.2%

2001 versus 2000 % change
	Chile	Argentina	Flexible Packaging Unit
Revenues	-1.4%	1.1%	-0.6%
COGS	5.2%	1.0%	3.7%
Gross Income	-41.1%	1.6%	-31.6%
SG&A	-3.3%	-2.0%	5.6%
Operating Income	-85.9%	-97.7%	N/A

The Flexible Packaging unit generated sales revenues amounting to Ch$43,590 million in the year 2001; this amount is similar to the amount generated the previous year (Ch$43,829 million). COGS in 2001 amounted to Ch$39,985 million, a 3.7% increase from the previous year (Ch$38,563 million). SG&A amounted to Ch$3,631 million in 2001, 5.6% higher than in the previous year (Ch$3,437 million).

  Chile: Revenues decreased 1.4%, from Ch$28,788 million in 2000 to Ch$28,384 million in 2001. The slight decline in revenues reflects lower volume sales (-3.2%) partially compensated by higher average prices. The Chilean operation suffered some complications in the first half of 2001 as a result of the 2000 year-end consolidation of its two production facilities; during the second half of the year, the Company began recuperating sales activity.

COGS increased 5.2%, from Ch$24,690 million in 2000 to Ch$25,967 million in 2001. The Chilean operation suffered increased scrap levels until the third quarter of the year due to the plant consolidation; subsequent to the introduction of a series of innovations, this situation began to improve in the last quarter of the year 2001. SG&A expenses decreased 3.3%, from Ch$2,225 million in 2000 to Ch$2,152 million in 2001 reflecting the Company's cost structure adjustments as a consequence of the plant consolidation.
  Argentina: Net sales revenues increased 1.1%, from Ch$15,041 million in 2000 to Ch$15,206 million in 2001. While lower demand for mass consumer products in Argentina negatively impacted the flexible packaging industry, the Company reported a slight increase in revenues as a result of the Chilean peso devaluation against the U.S. dollar and Aluflex's ability to perform reliably despite the tumultuous environment in Argentina.

COGS increased 1.0%, from Ch$13,873 million in 2000 to Ch$14,018 million in 2001. The Argentine COGS increase was similar to the growth in revenues. SG&A expenses decreased 2.0%, reflecting the Company's efforts to reduce its fixed cost structure.

Aluminum Profiles

Year 2001 (in Ch$ million, except percentages)
	Aluminum Profiles	Curtain Walls	Inter-company	Aluminum Unit
Revenues	24,737	4,852	(4)	29,585
COGS	(19,406)	(4,916)	2	(24,320)
Gross Income	5,331	(64)	(2)	5,265
Gross Margin	21.6%	-1.3%		17.8%
SG&A	(3,639)	(1,004)	(119)	(4,762)
Operating Income	1,692	(1,068)	(121)	503
Operating Margin	6.8%	-22.0%		1.7%

Year 2000 (in Ch$ million, except percentages)
	Aluminum Profiles	Curtain Walls	Inter-company	Aluminum Unit
Revenues	20,294	3,727	(15)	24,006
COGS	(15,953)	(3,297)	(9)	(19,259)
Gross Income	4,341	430	(24)	4,747
Gross Margin	21.4%	11.5%		19.8%
SG&A	(3,583)	(1,138)	23	(4,698)
Operating Income	758	(708)	(1)	49
Operating Margin	3.7%	-19.0%		0.2%

2001 versus 2000 % change
	Aluminum Profiles	Curtain Walls	Aluminum Unit
Revenues	21.9%	30.0%	23.2%
COGS	21.5%	49.0%	26.3%
Gross Income	22.7%	N/A	10.8%
SG&A	1.5%	-11.8%	1.4%
Operating Income	123.2%	50.7%	916.7%

Net sales totaled Ch$29,585 million for the year 2001, a 23.2% increase versus the Ch$24,006 million generated in the previous year. COGS in 2001 amounted to Ch$24,320 million, a 26.3% increase from the Ch$19,259 million incurred in the previous fiscal year. SG&A in 2001 amounted to Ch$4,762 million, a 1.4% increase versus the Ch$4,698 million incurred in the previous year.

  Aluminum Profiles: Net sales revenues increased 21.9%, from Ch$20,294 million in 2000 to Ch$24,737 million in 2001. The increased revenues reflect a 13.4% increase in volume sales, which reflects the successful competitive repositioning of Indalum and its resultant 9-point market share increase. During 2001, Indalum implemented a new commercial concept, IBS, which focuses on creating client solutions, improving customer service and interacting with all client groups using an internet medium and information database.

COGS increased 21.6%, from Ch$15,953 million in 2000 to Ch$19,406 million in 2001 and reflects increased volume sales as well as higher aluminum costs due to the devaluation of the Chilean peso versus the U.S. dollar. SG&A expenses increased only 1.6%, from Ch$3,583 million in 2000 to Ch$3,639 million in 2001. While the Company incurred higher sales commission expenses, the SG&A increase was much lower than the growth in revenues as a result of the Company's efforts to reduce overhead and administrative expenses.
  Curtain Walls: Revenues increased 30.2%, from Ch$3,727 million in 2000 to Ch$4,852 million in 2001, and reflects an increased amount of curtain wall projects in Chile.

COGS amounted to Ch$4,916 million in 2001, a 49.1% increase versus the Ch$3,297 million incurred in 2000. The rise in COGS is attributed to the completion of the Uruguayan curtain wall project. SG&A expenses decreased 11.8%, from Ch$1,138 million in 2000 to Ch$1,004 million in 2001, reflecting the closing of the Uruguayan office during the completion phase of the Company's Torre Antel project.

Net Non-Operating Results. The Company's net non-operating loss in 2001 amounted to Ch$63,497 million, versus a non-operating loss of Ch$29,853 million the previous year. This significant non-operating loss is attributed to the decline in copper prices and the devaluation of the Chilean peso, the Brazilian real and the Argentine peso versus the U.S. dollar, which together resulted in significant price-level restatement charges. Interest expenses were also greater in 2001 than in 2000, and reflect the aforementioned devaluation of the Chilean peso versus the U.S. dollar. Moreover, Madeco recorded non-recurring, non-operating provisions associated with the resolution of the 1989-1990 benefits related labor dispute, adjustments to the value of fixed assets for sale, the completion of the Uruguayan curtain wall project and the Company's restructuring activities. Moreover, in conjunction with the temporary closing of the Decker-Indelqui operations, the Company registered a non-recurring Ch$12,834 million provision to reflect the best estimate, at the time, of the Argentine financial crisis' potential effects on Madeco's assets.

  Non-Operating Income: The Company's non-operating income amounted to Ch$6,078 million in 2001, a 9.7% increase from the Ch$5,540 million recorded in 2000. In 2001, the Company recorded a non-recurring gain of Ch$3,898 million, attributed to the sale of a 25% interest in Optel (its optical fiber cable subsidiary). In 2000, the Company registered tax refunds of Ch$1,640 million due to the use of tax loss carry-forwards and a Ch$1,319 million non-recurring gain from the sale of two subsidiaries, Madecotel S.A. and Electromecanica Industrial S.A. ("EMISA").
  Non-Operating Expenses: The Company's non-operating expenses amounted to Ch$55,964 million in 2001, an increase versus the Ch$29,474 million recorded in 2000. In 2001, the Company registered a non-recurring provision (Ch$12,834 million), to reflect the best estimate, at the time, of the potential effects on the Company's assets from Argentina's economic and political crisis. The Company recorded other non-recurring, non-operating provisions in 2001, the most significant being: a provision for the final resolution of Madeco Chile's 1989-1990 labor dispute and other labor related contingencies in the various subsidiaries (Ch$4,628 million), adjustments to the value of fixed assets for sale (Ch$2,709 million), loss on contracts (Ch$3,149 million) and expenses related to restructuring activities (Ch$5,661 million). In 2000, the Company's most notable non-recurring provisions included an allowance for uncollectible accounts (Ch$4,166 million) and a provision for loss on contracts (Ch$1,320 million). The Company's financial expenses also grew, from Ch$19,519 million in 2000 to Ch$21,908 million in 2001, and reflects the devaluation of the Chilean peso versus the U.S. dollar.
  Price-Level Restatement: The Company's losses from price-level restatement amounted to Ch$13,611 million and Ch$5,919 million for the years 2001 and 2000, respectively. The net price-level restatement for inflation adjustment and accounts denominated in UF amounted to Ch$4,082 million and Ch$967 million for the years 2001 and 2000, respectively. The principal causes for the increased charge in 2001 include the reduction in IPC adjustment (which declined from 4.7% in 2000 to 3.1% in 2001) and the decline in the LME copper price which negatively affected the valuation of the Company's inventories. Price-level restatement resulting from the net adjustment of assets and liabilities denominated in foreign currencies amounted to Ch$9,529 million and Ch$4,957 million for 2001 and 2000, respectively.
  Income Taxes. While 2001's income tax amounted to Ch$431 million, the Company registered a tax credit of Ch$1,545 million in 2000.

Minority Interest. Minority interest for the year 2000 amounted to a Ch$120 million charge versus a Ch$1,322 million credit in 2001; the credit in 2001 is attributed to the losses incurred by both Alusa S.A. and Optel Ltda.

Impact of Inflation and Price Level Restatement

In general, inflation has the adverse effect of diminishing the purchasing power of a company's monetary assets that are not price-level indexed, and has the positive effect of reducing the real value of a company's monetary liabilities that are not price-level indexed. In addition, to the extent that increases in a company's costs of production are not passed on to the consumer in the form of higher prices for a company's goods, inflation will adversely affect Company's earnings.

As explained in Note 2 to the Consolidated Financial Statements, the Company is required to restate non-monetary assets, non-monetary liabilities, shareholders' equity, and income and expense accounts to reflect the effect of variations in the purchasing power of the Chilean peso, thus reflecting by an indirect method the gain or loss resulting from holding or owning monetary assets and liabilities. For all the above figures, the restatement is based on the variation of the official Indice de Precio al Consumidor (the Chilean Consumer Price Index, or "IPC") published by the Instituto Nacional de Estadisticas (National Institute of Statistics, or "INE") (with the exception of inventories which are reflected at the lower of restated cost or net realizable value) and assets and liabilities in foreign currency which are adjusted based on period-end exchange rates.

Chilean companies sometimes finance current assets and fixed assets with short-term and long-term liabilities in foreign currency. Given that assets are generally restated using the IPC and liabilities in foreign currencies are restated to period-end exchange rates, the price-level restatement line in the income statement is affected by the relationship between local inflation and the U.S. dollar exchange rate to the Chilean peso.

As a result of Chile's past inflation, the financial markets have developed a system of borrowing and lending in UFs. Most long-term assets and liabilities in pesos are indexed in UFs, and the adjustment to the closing value is reflected in the price-level adjustment account.

Price-level restatement losses also result from holding monetary assets in excess of monetary liabilities during inflationary periods, or from holding foreign exchange-denominated liabilities in excess of foreign exchange-denominated assets during periods of devaluation of the Chilean peso versus the U.S. dollar.

There is no assurance that high rates of inflation in the future will not have an adverse effect on the Company's business or results of operations.

Madeco's foreign currency exchange exposure arises from maintaining foreign investments in Brazilian reales, Argentine pesos, Peruvian soles and U.S. dollars. For further explanation, see Note 2 to the Company's Consolidated Financial Statements.

Working Capital in Foreign Currencies

The Company's operating results and investments outside Chile are exposed to fluctuations of foreign currency exchange rates in part as a result of carrying working capital in local currencies. According to Chilean GAAP, the Company's financial statements are expressed in Chilean pesos as a result of the consolidation of financial statements of Chilean subsidiaries expressed in Chilean pesos and the translation of the foreign subsidiaries' financial statements expressed in the respective local currencies converted to Chilean pesos using year-end exchange rates.

The following table presents the working capital position in local currencies as of December 31, 2002 of the Company's consolidated foreign subsidiaries. All amounts are expressed in millions of Chilean pesos.

	U.S. Dollar	R$	AR$	Sol$	Euro	Other currencies	Total
Current Assets	41,516	24,174	3,659	3,803	853	0	74,005
Current Liabilities	122,743	5,661	2,307	1,076	157	1,112	133,056
Working Capital in Local Currencies	(81,227)	18,513	1,352	2,728	696	(1,112)	(59,051)

The above table only includes the current assets and current liabilities in foreign currencies held by the Company at December 31, 2002, and does not represent the Company's total foreign currency exchange risk exposure. For additional discussion, see: "Item 3. Key Information - Risk Factors" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk - Foreign Currency Exchange Rate Risk".

Critical Accounting Policies and Estimates

Preparation of the Company's financial statements require estimates and judgments to be made that affect the amounts of the Company's assets, liabilities, revenues and expenses. The Company continually evaluates these estimates, including those related to allowances for doubtful accounts, inventories, allowances for recoverable taxes, restructuring of operations, useful lives of property, plant and equipment, goodwill, contingent liabilities, income tax valuation allowances, severance indemnities and the fair value of financial instruments. The Company bases its estimates on historical experience and other assumptions which it believes to be reasonable under the circumstances. These estimates form the basis for judgments about the carrying value of the Company's assets and liabilities. Actual results may differ from these estimates under different assumptions and conditions. The Company has identified below certain accounting policies that are critical to its financial statements.

Inventories. Inventories of finished products, work in progress and by-products are valued at production cost including direct manufacturing costs plus price-level restatement ("restated cost"). Inventories of goods for resale, raw materials, other materials and materials in transit are valued at restated cost. Work in progress and finished goods include direct and indirect manufacturing costs. The Company regularly reviews inventory quantities on hand and records a provision for excess and obsolete inventory based primarily on an estimated forecast of product demand and production requirements. Inventory values do not exceed their estimated net realizable value. Additionally, the Company's estimates of future product demand may prove to be inaccurate, in which case the Company may have understated or overstated the provision required for excess and obsolete inventory. In the future, if inventory is determined to be overvalued, the Company would be required to recognize such costs in cost of goods sold at the time of such determination. Likewise, if inventory is determined to be undervalued, the Company may have over-reported costs of goods sold in previous periods and would be required to recognize such additional operating income at the time of sale. Therefore, although the Company makes every an effort to ensure the accuracy of its forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of its inventory and reported operating results.

Derivative Instruments and Hedging Activities. The Company has entered into foreign exchange forward contracts and swaps exchange currency contracts in order to hedge its currency exchange exposure as part of its assets and liability management. In the normal course of business, the Company employs established policies and procedures to manage its exposure to changes in interest rates, foreign currencies and the fair market value of certain of its investments using a variety of financial instruments.

The Company accounts for these exchange-currency forwards and swaps exchange-currency contracts at quoted market prices, which are based on exchange quoted prices, adjusted for differences in local markets. Changes in the market value of all of these contracts are recognized as stated in the financial statements. If the Company were to use different methods to estimate market value, the amount determined as fair value could differ.

Translation of Foreign Currency Financial Statements and Foreign Currency Transactions. The Company's reporting currency is the Chilean peso. However, the functional currency of the majority of its foreign subsidiaries is their local currency. In accordance with Technical Bulletin No. 64, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean company's operations, or which operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations must be remeasured into U.S. dollars and then translated into Chilean pesos at the year-end exchange rate. Accordingly, the financial statements of the Company's operations outside of Chile are prepared in accordance with Chilean GAAP, with the exception of monetary correction, and are remeasured into U.S. dollars as follows:

  Monetary assets and liabilities are translated at year-end rates of exchange between the U.S. dollar and the local currency.
  All non-monetary assets and liabilities and shareholders' equity are translated at historical rates of exchange between the U.S. dollar and the local currency.
  Income and expense accounts are translated at average rates of exchange between the U.S. dollar and the local currency.
  Any exchange differences are included in the results of operations for the period.

Price-level restatement based on Chilean inflation is applied to the opening investment balance in the Company's books and participation in income is recorded as described above. The Company then compares this value to its participation in the equity of the investee as re-measured into U.S. dollars and translated into Chilean pesos. Any differences are recorded as an adjustment to the investment account and a direct adjustment to shareholders' equity as "Cumulative adjustment from foreign currency translation".

The Company translates the amounts included in the consolidated statements of income of its foreign subsidiaries into U.S. dollars on a monthly basis at weighted average exchange rates, which the Company believes are representative of the actual exchange rates on the dates of the transactions.

In determining the functional currency for its foreign subsidiaries, the Company makes judgments based on the collective economic indicators affecting those subsidiaries. The economic indicators it reviews include the currency in which cash flows are denominated, how sales prices are determined, the sales markets in which the subsidiaries operate, where their operating costs are generated, how they obtain financing and the level of inter-company transactions with the Company. A significant change in these economic indicators would require the Company to reassess the functional currency of its foreign subsidiaries.

If the Company determines that the functional currency of any of its foreign subsidiaries should be the Chilean peso, the Company's financial statements would be affected.

Trade Accounts Receivable, Notes Receivable and Others Receivable. The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's current credit worthiness, as determined by a review of their current credit information. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based on the aging of balances, which is presented as a deduction from Trade Accounts Receivable, Notes Receivable and Other Receivables. While such credit losses have historically been within expectations and the provisions established, the Company cannot guarantee that it will continue to experience the same credit loss rates that it has in the past.

Contingencies. The Company is a party to some number of claims and lawsuits, primarily labor claims and claims arising in the normal course of business. Although it cannot precisely predict the amount of any liability that may ultimately arise with respect to any of these matters, the Company records provisions when it considers liability to be probable and reasonably estimable. The provisions are based on historical experience and legal advice, are reviewed quarterly and are adjusted according to developments. Changes in the amount of the provisions affect the Company's consolidated statements of income.

Income Taxes. The Company records valuation allowances to reduce its deferred tax assets to the amount that it is likely to realize. The Company considers future taxable income and prudent tax planning strategies to assess the need for and the size of the valuation allowances. If it determines that it can realize a deferred tax asset in excess of its net recorded amount, the Company adjusts the deferred tax asset, thereby increasing income. Conversely, if the Company determines that it is unable to realize all or part of its net deferred tax asset, the Company adjusts the deferred tax asset, thereby decreasing income.

U.S. GAAP Reconciliation

The principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company are adjustments for restructuring costs, the elimination of reappraisals of fixed assets, the reversal of goodwill in connection with certain business combinations, the application of equity accounting to investments in which the Company has less than a 20% ownership interest, adjustments for employee severance indemnities and the recording of deferred income taxes. See Note 36 to the Consolidated Financial Statements.

The net loss under U.S. GAAP for 2000, 2001 and 2002 was Ch$26,132 million, Ch$54,450 million and Ch$43,655 million, respectively. Under Chilean GAAP, the net loss for 2000, 2001 and 2002 was Ch$17,810 million, Ch$51,599 million and Ch$40,166 million, respectively. The main differences that result in the various adjustments for U.S. GAAP reconciliation in 2002 are: an adjustment for derivative instruments (+Ch$412 million), reversal of amortization of goodwill and negative goodwill (+Ch$2,298 million), adjustments to employee severance indemnities (+Ch$1,081 million), provision for employee turnover (+Ch$909 million) and adjustment for deferred income tax provision (+Ch$1,322 million). The positive adjustments and provisions were partially offset by an adjustment for restructuring costs of Aluflex (-Ch$2,287 million), and reversal extraordinary provision (-Ch$6,694 million).

Total shareholders' equity under U.S. GAAP as of December 31, 2000, 2001 and 2002 was Ch$157,530 million, Ch$116,853 million and Ch$85,552 million, respectively, as compared to Ch$164,863 million, Ch$127,043 million and Ch$99,232 million, respectively, reported under Chilean GAAP for the same period. The main differences between shareholders' equity under U.S. GAAP and Chilean GAAP in 2002 are: adjustment for deferred income tax (-Ch$4,814 million), the reversal of the revaluation of property, plant and equipment (-Ch$2,707 million), adjustments to employee severance indemnities (-Ch$2,257 million), the reversal extraordinary provision (-Ch$ 6,694 million), the reversal of goodwill and negative goodwill (+Ch$2,298 million), adjustments for derivative instruments (+Ch$158 million).

For further details of these and other differences between Chilean GAAP and U.S. GAAP, see Note 36 to the Consolidated Financial Statements.

Liquidity and Capital Resources

The Company generally finances its activities with funds generated by its operations, short-term financing and, from time to time, long-term bond issuances and bank loans. On December 31, 2002, the Company's total financial indebtedness was Ch$249,723 million (US$347.5 million). With respect to the Company's financial bank and public debt, its total short-term financial indebtedness (including the short-term portion of long-term obligations) was Ch$143,202 million (US$199.3 million) and its total long-term financial indebtedness was Ch$72,698 million (US$101.2 million). With respect to the Company's other financial indebtedness, its short-term liabilities were Ch$25,781 million (US$35.9 million) and its long-term liabilities were Ch$8,043 million (US$11.2 million). In the Company's opinion, the working capital is sufficient for the Company's present requirements.

As further explained in the section " - The Company's Compliance with Financial Covenants and its Refinancing Plan", during the first quarter of 2003, the Company successfully completed a capital increase. The total proceeds of such capital increase were Ch$51,314 million (approximately US$68.1 million). With a portion of such proceeds, on March 4, 2003, the Company paid to 14 of its bank lenders 30% of the Company's outstanding short- and long-term debt held by such banks, totaling Ch$28,841 (US$36.1 million). The remaining 70% of the Company's outstanding bank debt was rescheduled over a period of seven years, including a grace period of three years. In addition, on March 31, 2003 the bond capitalization period ended, resulting in the Company's bondholders exchanging a total of Ch$7,434 million aggregate principal amount of bonds, which the Company paid 50% in cash and 50% in shares.

Short Term Financing

At December 31, 2002, the Company's total short-term financial indebtedness (excluding the short-term portion of its long-term indebtedness obligations) was Ch$79,010 million (equal to US$110.1 million at the Ch$718.61 to US$1.00 Observed Exchange Rate for December 31, 2002).

After the debt restructuring and the payment of 30% of the Company's then-outstanding debt with the abovementioned 14 bank creditors, on March 31, 2003 the Company's total short-term financial indebtedness (excluding the short-term portion of its long-term indebtedness obligations) was Ch$43,084 million (equal to US$58.9 million at the Ch$731.56 to US$1.00 Observed Exchange Rate for March 31, 2003); this amount includes various short-term obligations with more than 37 different banks, 15 of them in Chile and the rest in other countries, primarily in Latin America.

The Company's total remaining short-term loans are not committed credit lines and do not require the Company to comply with financial covenants. The Company generally uses these loans for the financing of trade transactions, working capital and other general corporate purposes.

Bonds

At December 31, 2002, the Company had three series of bonds outstanding: Series A bonds, Series B bonds and Series C bonds. Each Series of bonds was issued locally in Chile with a total principal amount outstanding at year-end 2002 of Ch$69,005 million (equal to US$96.0 million at the Ch$718.61 to US$1.00 Observed Exchange Rate for December 31, 2002).

Based on the Company's results for the period ended December 31, 2001, the Company was in default for non-compliance with several of the financial covenants of its Series B bonds. On April 9, 2002, the Company and the holders of the Series B bonds reached an agreement to waive such defaults and to add certain new covenants to the terms of the bonds, including the completion prior to September 30, 2002 of a capital increase in an amount not less than US$60 million, and the inclusion prior to October 10, 2002 of certain of the new Series B bond covenants in the terms of the Company's Series A bonds and Series C bonds.

At a bondholders' meeting held on October 28, 2002, the obligation to comply with certain requirements under the bond indentures was waived until March 31, 2003. However, the waiver required the Company provide bondholders with a new covenant that any outstanding bonds would become immediately due and payable if the Company's controlling shareholder, Quiñenco, does not maintain at least 35% of Madeco's voting interest and directly and indirectly at least 40% of Madeco's voting interest.

After the bond capitalization offering carried out by the Company as part of the capital increase approved at a Extraordinary Shareholders' Meeting on November 2002, the capitalized amount by Bondholders was:

    for Series A bonds, UF317,742, equal to Ch$5,333 million. In cash, Ch$2,666 million were paid to Series A bondholders who offered to sell their bonds, and through the subscription in their respective names of 111,101,276 newly issued shares of the Company (equivalent to Ch$2,666 million).
    for Series C bonds, UF125,193, equal to Ch$2,101 million. In cash, Ch$1,051 million were paid to Series C bondholders who offered to sell their bonds, in cash and through the subscription in their respective names of 43,774,775 newly issued shares of the Company (equivalent to Ch$1,051 million).

After the capitalization, the total principal amount of bonds of the Company outstanding on March 31, 2003 was Ch$61,908 million (equal to US$84.6 million at the Ch$731.56 to US$1.00 Observed Exchange Rate for March 31, 2003). For both the Series A bonds due 2011, with US$51.1 million aggregate outstanding principal amount at March 31, 2003, and the Series C bonds due 2004, with US$32.4 million aggregate outstanding principal amount at March 31, 2003, the Company was in compliance with all of the financial covenants in the first quarter 2003 and continues to meet all financial covenants included in these instruments. The Series B bonds were not prepaid nor capitalized as part of this process.

Medium-Term and Long-Term Bank Loans

The Company's consolidated medium-term and long-term financial indebtedness with banking institutions (including the short-term portion of these loans) outstanding at December 31, 2002 was approximately Ch$67,722 million (equal to US$94.2 million at the Ch$718.61 to US$1.00 Observed Exchange Rate for December 31, 2002).

The Company maintained two bank credit facilities (with BankBoston and Citibank) with several restrictive covenants as of September 30, 2002. For the first three quarters of 2002, the Company was in non-compliance with certain of the financial covenants of each of those facilities. The banks waived the defaults for non-compliance in each case.

On March 4, 2003, the Company paid 30% of certain of Madeco's bank debt, pursuant to agreements with certain of its creditors banks dated December 18, 2002. This bank debt included short-, medium- and long-term indebtedness. Seventy percent of the remaining bank debt with such creditors was rescheduled over seven years, with a grace period of three years. After this debt restructuring, the Company's medium-term and long-term bank debt (including the short-term portion of these loans) outstanding at March 31, 2003 was approximately Ch$82,580 million (equal to US$112.9 million at the Ch$731.56 to US$1.00 Observed Exchange Rate for March 31, 2003).

The Company's subsidiary Alusa S.A. (Alusa), together with its respective subsidiaries Alusa Overseas S.A. and Aluflex S.A., maintained a syndicated loan facility with Rabobank, ABN Amro and American Express through June 2002. Pursuant to this facility, Alusa was required to not pay or distribute dividends to its shareholders (including the Company) that would exceed 75% of Alusa's net profits in the respective fiscal year and not to perform any act of transfer or deliver funds to the Company for any reason except for payments for commercial transactions in the ordinary course of business and the distribution of the maximum dividends for each fiscal year.

The Company's subsidiary Armat S.A., which is engaged in the manufacture of blank coins, entered into a loan agreement with Scotiabank on August 14, 2001 in a principal amount of US$4 million in order to restructure its working capital. The facility is in effect through August 16, 2005. As of December 31, 2002, Armat received waivers for failure to meet two of the financial ratios under the facility.

The Company's subsidiary Indalum S.A., which is engaged in the manufacture of aluminum profiles, agreed with its lenders, effective March 31, 2003 through March 31, 2004, not to pay or distribute dividends to its shareholders (including the Company) exceeding 30% of Indalum's net profits in the respective fiscal year, and to not perform any act of transfer or deliver funds to the Company for any reason, except for the distribution of the maximum dividends in each fiscal year, the payment of trade commitments in the ordinary course of business.

As of March 31, 2003 and 2002, the Company maintained metal purchase commitments (principally for copper) at prices similar to the fixed price forward sales contracts for the purpose of hedging against metal price fluctuations. As of March 31, 2003, the Company had an obligation for deferred customs duties arising on the import of capital goods within the purview of Decree Law No. 1,226 of 1985 and Law No. 18,634 of 1987. Those obligations expire between April 2002 and October 2005.

For additional discussion regarding the covenants corresponding to the Company's various credit facilities, see Note 27 to the Company's Consolidated Financial Statements.

Contractual Obligations and Commercial Commitments

The following table summarizes the Company's financial obligations, their expected maturities as of December 31, 2002 and the effect such obligations are expected to have on the Company's liquidity and cash flow in the periods indicated:

Contractual Obligations Due by Period (in Ch$ million)
Contractual Obligations	Total	< 1 year	1-3 years	4-5 years	> 5 years
Short-Term Debt	79,059	79,059	---	---	---
Long-Term Debt	136,727	64,143	41,412	9,137	22,035
Capital Lease Obligations	8,161	791	1,930	1,145	4,295
Operating Leases	47	10	19	9	9
Other Long-Term Obligations	814	537	64	---	213
Total Contractual Obligations	224,808	144,540	43,425	10,291	26,552

At December 31, 2002, the Company had standby letters of credit amounting to Ch$206 million with a number of lending institutions. The majority of these contingent commitments could be payable within the upcoming 12 month period. Additionally, the Company had a guarantee amounting to Ch$5,135 million.

As of March 31, 2003 and 2002, the Company maintained metal purchase commitments (principally for copper) at prices similar to the fixed price forward sales contracts for the purpose of hedging against metal price fluctuations. As of March 31, 2003, the Company had an obligation for deferred customs duties arising on the import of capital goods within the purview of Decree Law No. 1,226 of 1985 and Law No.18,634 of 1987. Those obligations expire between April 2002 and October 2005.

Liquidity

As of March 31, 2003, after completion of the Company's capital increase, the Company had Ch$6,190 million in cash, time deposits and marketable securities. The Company's total indebtedness, including accrued interest, amounted to Ch$222,091 million. Short-term indebtedness included Ch$43,084 million of short-term obligations to banks and financial institutions, Ch$13,338 million of the current portion of long-term bank debt, Ch$5,201 million of the current portion of long-term debt to the public, Ch$481 million in other loans, Ch$19,432 million in various accounts and notes payable and Ch$567 million in payables to related parties. Long-term indebtedness (excluding the current portion thereof) included Ch$69,241 million of long-term obligations to banks, Ch$56,707 million of long-term obligations to the public, Ch$6,642 million of long-term accounts and notes payable and Ch$7,396 million of payables to related parties.

As of December 31, 2002, the Company had Ch$7,759 million in cash, time deposits and marketable securities. The Company's total indebtedness, including accrued interest, amounted to Ch$249,723 million. Short-term indebtedness included Ch$79,010 million of short-term obligations to banks and financial institutions, Ch$58,655 million of the current portion of long-term bank debt, Ch$5,488 million of the current portion of long-term debt to the public, Ch$49 million in other loans, Ch$19,531 million in various accounts and notes payable and Ch$6,250 million in payables to related parties. Long-term indebtedness (excluding the current portion thereof) included Ch$9,066 million of long-term obligations to banks, Ch$63,518 million of long-term obligations to the public, Ch$6,717 million of long-term accounts and notes payable and Ch$1,439 million of payables to related parties.

As of December 31, 2001, the Company had Ch$4,167 million in cash, time deposits and marketable securities. The Company's total indebtedness, including accrued interest, amounted to Ch$253,575 million. Short-term indebtedness included Ch$95,445 million of short-term obligations to banks and financial institutions, Ch$11,391 million of the current portion of long-term bank debt, Ch$3,586 million of the current portion of long-term debt to the public, Ch$959 million in other loans, Ch$24,245 million in various accounts and notes payable and Ch$511 million in payables to related parties. Long-term indebtedness (excluding the current portion thereof) included Ch$37,738 million of long-term obligations to banks, Ch$67,002 million of long-term obligations to the public, Ch$7,248 million of long-term accounts and notes payable and Ch$5,960 million of payables to related parties.

Cash Flow

At December 31, 2002, the Company had cash and cash equivalents totaling Ch$7,759 million versus Ch$4,579 million at December 31, 2001 and Ch$8,948 million at December 31, 2000.

The Company's principal capital requirements are to finance working capital of its normal operations, as well as capital expenditures to modernize and increase the efficiency of its machines. Madeco expects that it will have sufficient resources from operations to fund Madeco's currently anticipated capital expenditures and working capital needs. The amount of resources obtained from operations may be affected, however, by a variety of factors. See: "Item 3. Key Information - Risk Factors".

Operating Activities. Consolidated cash flow provided by operating activities totaled Ch$12,400 million in 2002, compared to cash flow provided by operating activities of Ch$6,372 million in 2001 and cash flow used in operating activities of Ch$11,977 million in 2000.

The main components of operating cash flow in 2002 consisted of collection of trade accounts receivables of Ch$306,481 million, offset by payments to suppliers and personnel of Ch$266,171 million, interest payments of Ch$19,330 million and value-added tax and similar payments of Ch$13,275 million. The main components of operating cash flow in 2001 consisted of collection of trade accounts receivables of Ch$397,414 million, offset by payments to suppliers and personnel of Ch$360,189 million, interest payments of Ch$25,001 million and value-added tax and similar payments of Ch$11,636 million. The main components of operating cash flow in 2000 consisted of collection of trade accounts receivables of Ch$366,921 million, offset by payments to suppliers and personnel of Ch$347,220 million, interest payments of Ch$23,039 million and value-added tax and similar payments of Ch$13,277 million.

Investing Activities. Cash flow used in investing activities was Ch$5,555 million in 2002, compared to cash flow used in investing activities of Ch$3,571 million in 2001 and cash flow used in investing activities of Ch$15,920 million in 2000.

Cash flow from investing activities in 2002 consisted of capital expenditures equaling to Ch$6,401 million. Cash flow from investing activities in 2001 consisted of capital expenditures amounting to Ch$8,659 million and increases in investments of Ch$6,743 million, partially offset by the proceeds from the sale of investments of Ch$12,722 million. Cash flow from investing activities in 2000 included capital expenditures of Ch$16,519 million.

Financing Activities. Cash flow used in financing activities in 2002 was Ch$3,176 million, compared to cash flow for financing activities of Ch$5,456 million in 2001 and cash flow provided by financing activities of Ch$23,895 million in 2000.

In 2002, the main sources of cash flow from financing activities were bank loans obtained for Ch$49,310 million, offset by a repayment of bank loans of Ch$53,023 million. In 2001, the main sources of cash flow from financing activities were bank loans obtained for Ch$124,096 million and an issuance of bonds for Ch$24,857 million, offset by a repayment of bank loans of Ch$152,372 million. The main components of cash flow from financing activities in 2000 included the repayment of bank loans totaling Ch$142,852 million, offset by bank loans obtained for Ch$116,949 million and an issuance of bonds for Ch$38,954 million.

The following table summarizes the Company's assets as well as the scheduled maturities of the Company's debt as of December 31, 2002:

	At December 31, 2002 (in Ch$ million)
	Expected Maturity Date
	2003	2004	2005	2006	2007	2008 & beyond	TOTAL	FAIR VALUE
ASSETS
Fixed Rate
Time Deposits (US$)	2,282,205	---	---	---	---	---	2,282,205	2,282,205
Average Interest Rate (%)	1.10%	---	---	---	---	---	1.10%	1.10%
Time Deposits (BRL)	1,817,363	---	---	---	---	---	1,817,363	1,817,363
Average Interest Rate (%)	10.25%	---	---	---	---	---	10.25%	10.25%

DEBT
Fixed Rate
Bank Debt (US$)	110,937,710	4,159,898	337,319	---	---	---	115,434,927	116,468,451
WAIR (%) (1)	5.31%	6.17%	5.87%	---	---	---	5.34%
Bank Debt (EUR)	135,877	---	---	---	---	---	135,877	137,207
WAIR (%)	4.20%	---	---	---	---	---	4.20%
Bank Debt (GBP)	284,267	---	---	---	---	---	284,267	288,482
WAIR (%)	4.72%	---	---	---	---	---	4.72%
Bank Debt (UF)	6,528,234	633,287	626,568	293,902	---	164,108	8,246,099	8,433,050
WAIR (%)	6.41%	7.90%	7.89%	7.82%	---	6.90%	6.70%
Bank Debt (Non-Indexed Ch$)	17,859,375	---	---	---	---	---	17,859,375	17,772,370
WAIR (%)	6.22%	---	---	---	---	---	6.22%
Bank Debt (ARS)	933,772	---	---	---	---	---	933,772	1,393,554
WAIR (%)	54.00%	---	---	---	---	---	54.00%
Bank Debt (BRL)	986,055	---	---	---	---	---	986,055	1,061,259
WAIR (%)	11.06%	---	---	---	---	---	11.06%
Bonds (UF)	5,487,577	28,825,545	3,978,294	4,266,720	4,576,058	21,871,247	69,005,441	68,119,972
WAIR (%)	6.86%	6.31%	7.25%	7.25%	7.25%	7.25%	6.83%
Accounts payable (U.S.)	3,680,131	---	---	---	---	---	3,680,131	3,680,131
WAIR (%)	0.00%	---	---	---	---	---	0.00%
Accounts payable (Non-Indexed Ch$)	4,982,129	---	---	---	---	---	4,982,129	4,982,129
WAIR (%)	0.00%	---	---	---	---	---	0.00%
Accounts payable (U.F.)	106,890	---	---	---	---	---	106,890	106,890
WAIR (%)	0.00%	---	---	---	---	---	0.00%
Accounts payable (EUR)	12,482	---	---	---	---	---	12,482	12,482
WAIR (%)	0.00%	---	---	---	---	---	0.00%
Accounts payable (ARS)	387,997	---	---	---	---	---	387,997	387,997
WAIR (%)	0.00%	---	---	---	---	---	0.00%
Accounts payable (SOL)	297,196	---	---	---	---	---	297,196	297,196
WAIR (%)	0.00%	---	---	---	---	---	0.00%
Accounts payable (other currencies)	40,187	---	---	---	---	---	40,187	40,187
WAIR (%)	0.00%	---	---	---	---	---	0.00%
Notes Payable (US$)	6,474,986	112,179	--	1,546	---	---	6,588,711	6,608,073
WAIR (%)	0.00%	12.25%	--	7.83%	---	---	0.21%
Notes Payables (UF)	25,725	---	---	---	---	---	25,725	25,725
WAIR (%)	0.00%	---	---	---	---	---	0.00%
Notes Payables (BRL)	2,180,804	---	---	---	---	---	2,180,804	2,180,804
WAIR (%)	0.00%	---	---	---	---	---	0.00%
Notes Payables (ARS)	109,226	---	---	---	---	---	109,226	109,226
WAIR (%)	0.00%	---	---	---	---	---	0.00%
Sundry Creditors (US$)	375,160	382,213	43,778	---	---	---	801,151	850,929
WAIR (%)	5.91%	7.46%	10.87%	---	---	---	6.92%
Sundry Creditors (UF)	448,289	1,427,341	---	1,382,919	---	3,367,003	6,625,552	6,052,973
WAIR (%)	2.70%	2.81%	---	2.73%	---	2.70%	2.73%
Sundry Creditors (ARS)	13,741	---	---	---	---	---	13,741	13,741
WAIR (%)	0.00%	---	---	---	---	---	0.00%
Sundry Creditors (BRL)	117,107	---	---	---	---	---	117,107	117,107
WAIR (%)	0.00%	---	---	---	---	---	0.00%
Sundry Creditors (Non-Indexed Ch$)	116,833	---	---	---	---	---	116,833	116,833
WAIR (%)	0.00%	---	---	---	---	---	0.00%
Sundry Creditors (Peruvian soles)	161,685	---	---	---	---	---	161,685	161,685
WAIR (%)	0.00%	---	---	---	---	---	0.00%
Due to related companies (Non-Indexed Ch$)	253,390	---	---	---	---	---	253,390	253,390
WAIR (%)	0.00%	---	---	---	---	---	0.00%
Due to related companies (US$)	38,501	---	---	---	---	---	38,501	38,501
WAIR (%)	0.00%	---	---	---	---	---	0.00%
Due to related companies (UF)	5,958,466	1,439,395	---	---	---	---	7,397,861	7,504,551
WAIR (%)	6.50%	6.50%	---	---	---	---	6.50%
Accrued expenses (Non-Indexed Ch$)	3,848,550	349,813	---	69,507	---	1,272,016	5,539,886	5,437,745
WAIR (%)	0.00%	4.36%	0.00%	7.00%	0.00%	5.12%	1.54%
Accrued expenses (US$)	1,203,571	---	---	---	---	---	1,203,571	1,203,571
WAIR (%)	0.00%	---	---	---	---	---	0.00%
Accrued expenses (UF)	553,941	87,177	---	79,315	---	2,180,301	2,900,734	3,080,089
WAIR (%)	0.00%	2.84%	---	7.00%	---	7.00%	5.54%
Accrued expenses (BRL)	1,766,615	212,522	---	---	---	---	1,979,137	1,979,137
WAIR (%)	0.00%	0.00%	---	---	---	---	0.00%
Accrued expenses (SOL)	557,457	12,710	---	---	---	---	570,167	570,167
WAIR (%)	0.00%	0.00%	---	---	---	---	0.00%
Accrued expenses (ARS)	529,726	555,498	---	---	---	---	1,085,224	1,085,224
WAIR (%)	0.00%	0.00%	---	---	---	---	0.00%
Accrued expenses (Other currencies)	796,504	---	---	---	---	---	796,504	796,504
WAIR (%)	0.00%	---	---	---	---	---	0.00%
Other liabilities (Non-Indexed Ch$)	206,469	---	---	---	---	---	206,469	206,469
WAIR (%)	0.00%	---	---	---	---	---	0.00%
Other liabilities (UF)	7,211	---	---	---	---	---	7,211	7,297
WAIR (%)	6.46%	---	---	---	---	---	6.46%
Other liabilities (US$)	32,661	263,216	---	---	---	---	295,877	296,026
WAIR (%)	5.69%	0.00%	---	---	---	---	0.63%
Other liabilities (BRL)	610,656	---	---	---	---	---	610,656	610,656
WAIR (%)	0.00%	---	---	---	---	---	0.00%
Other liabilities (SOL)	59,313	---	---	---	---	---	59,313	59,313
WAIR (%)	0.00%	---	---	---	---	---	0.00%
Other liabilities (ARS)	332,519	273,859	---	---	---	---	606,378	606,378
WAIR (%)	0.00%	0.00%	---	---	---	---	0.00%
Variable Rate
Bank Debt (US$)	---	1,642,537	---	---	---	---	1,642,537	1,650,566
Interest Rate Based on	---	Libor+0.15	---	---	---	---	Libor+0.15
WAIR (%)	---	3.45%	---	---	---	---	3.45%
Bank Debt (UF)		795,348	217,273				1,012,521	1,030,340
Interest Rate Based on		TAB + 2.0 -2.2	TAB + 2.2				TAB + 2.0 -2.2
WAIR (%)		6.17%	5.90%				6.11%
Bank Debt (BRL)	---	126,607	69,481	---	---	---	196,088	236,944
Interest Rate Based on	---	URTJLP+9.6%	URTJLP+9.6%	---	---	---	URTJLP+9.6%
WAIR (%)	---	12.73%	12.73%	---	---	---	12.73%

(1) WAIR = Weighted Average Interest Rate

Capital Expenditures

At the Annual Shareholders' Meeting held on April 24, 2003, the Investment and Financing Policy for the current year was approved. This new policy provided that, given the Company's current cash flows and results, Madeco's investment at a consolidated level will not exceed 20% of consolidated depreciation.

The Company's capital expenditure plans amount to Ch$7,979 million for the period 2003 to 2005, and are broken down as follows:

Business Unit	2003	2004-2005	Total
Wire and Cable	1,397	3,016	4,414
Brass Mills	480	1,035	1,516
Flexible Packaging	506	1,161	1,667
Aluminum Profiles	126	257	383
Total	2,509	5,470	7,979

Wire and Cable Unit. The Company's expected investments for the Wire and Cable business unit include a total Ch$4,414 million over the next three years, including 2003.

Brass Mills Unit. The Company's investment plans for the Brass Mills unit amount to Ch$1,516 million.

Flexible Packaging Unit. Planned capital expenditures for the Company's Flexible Packaging unit total Ch$1,667 million and include efficiency improvements in the pre-printing areas (software and hardware) , rotogravure printing, rolling and polyethylene extrusion.

Aluminum Profiles Unit. Planned capital expenditures for the Aluminum unit amount to Ch$383 million and primarily include the modernization of the Company's equipment in the press and anodization areas in order to improve product quality and process efficiency, as well as to maintain worker safety conditions.

The Company modifies its capital investment program on an ongoing basis due to changes in market conditions for the Company's products, changes in general economic conditions in Chile, Argentina, Brazil, Peru or elsewhere, changes in the prices of raw materials, interest rate changes, inflation and foreign exchange rate changes, competitive conditions and other factors. Accordingly, there can be no assurance that the Company will make any of the above-mentioned expenditures, and the actual amount of such future capital expenditures could be significantly more or less than planned.

If necessary, Madeco intends to provide or actively participate in obtaining financing (whether equity, debt or a combination thereof) to support the planned future capital expenditures and expansion of its principal businesses. The amounts and terms of any such debt or equity financing from Madeco will depend, among other things, on the terms and conditions of financing available to its businesses from third parties and international capital markets, as well as Madeco's ability to substantially and timely complete its refinancing plan.

Research and Development, Patents and Licenses

The Company does not own any patents, licenses to technology, copyright or other intellectual property, nor is it involved in any research and development. In addition, the Company has not spent any money on research and development during the three year period immediately preceding the date of this Annual Report.

ITEM 6. Directors, Senior Management and Employees

Directors

The following table sets out the current membership of the Board of Directors and each member's position on the Board, year of birth, year of initial election to the Board, and other directorships:

Director	Position	Born	First Elected	Other Directorships
Guillermo Luksic Craig (1) (6)	Chairman	1956	1984	Chairman, Compañia Cervecerias Unidas S.A. Chairman, Compañia Telefonica del Sur S.A. Chairman, Quiñenco S.A. Vice-Chairman, Banco de Chile(2) Director, Empresas Luchetti S.A.
Jean-Paul Luksic Fontbona (1) (6)	Vice-Chairman	1964	1985

Chairman, Compañia Minera El Tesoro S.A.

Chairman, Minera Los Pelambres Ltda.

Chairman, Minera Michilla S.A.

Vice-Chairman, Antofagasta Plc.

Vice-Chairman, Antofagasta Railway Company Plc.

Director, Antofagasta Minerals S.A.

Director, Quiñenco S.A.

Andronico Luksic Craig (1)	Director	1954	1980	Chairman, Banco Edwards(3) Vice-Chairman, Quiñenco S.A. Director, Compañia Cervecerias Unidas S.A. Director, Empresas Luchetti S.A.
Hernan Büchi Buc	Director	1949	1994

Chairman, Empresas Luchetti S.A.

Director, Quiñenco S.A.

Director, Soquimich S.A.

Director, Falabella S.A.

Director, Pilmaiquen S.A.

Director, P y S S.A.

Director, Alto Palermo S.A.

Advisor, Compañia Cervecerias Unidas S.A.

Alessandro Bizzarri Carvallo (4)	Director	1961	2000	Director, Agricola El Peñon S.A. Director, Editorial Trineo S.A. Director, Inversiones y Bosques S.A. CEO, Comatel S.A.
Eugenio Valck Varas (4) (5)	Director	1949	2001	Director, Empresas Iansa S.A. Director, Cintac S.A. Director, VK Consultores S.A.
Felipe Joannon Vergara (4) (6)	Director	1959	2001	Director, Entel S.A. Director, Habitaria S.A. Director, Hoteles Carrera S.A.
Oscar Ruiz-Tagle Humeres (6)	Honorary Chairman	1920	1970	Chairman, Comatel S.A.

(1) Guillermo Luksic Craig, Andronico Luksic Craig and Jean Paul Luksic Fontbona are brothers.

(2) Until December 31, 2001, Guillermo Luksic Craig was Vice-Chairman of Banco de Chile. In 2002, subsequent to the Banco Edwards merger with Banco de Chile, Mr. Guillermo Luksic Craig assumed a position as a director of the Board of Directors of the surviving entity, Banco de Chile.

(3) Until December 31, 2001, Andronico Luksic Craig was Chairman of Banco Edwards. In 2002, subsequent to the Banco Edwards merger with Banco de Chile, Mr. Andronico Luksic Craig assumed the position of Vice-Chairman of the Board of Directors of the surviving entity, Banco de Chile.

(4) The Company's Audit Committee includes Alessandro Bizzarri Carvallo, Felipe Joannon Vergara and Eugenio Valck Varas.

(5) Mr. Eugenio Valck Varas was elected as a new Director at the Annual Shareholders' Meeting held on April 24, 2001 and is independent from the controlling shareholder.

(6) Mr. Oscar Ruiz-Tagle Humeres resigned on July 24, 2001 and on that same day was nominated as an Honorary Chairman of the Board. Mr. Guillermo Luksic Craig was nominated as the new Chairman of the Board; in his replacement as Vice-Chairman, Mr. Jean Paul Luksic Fontbona was elected. In addition, Mr. Felipe Joannon Vergara was elected as a new Director. The entire Board of Directors was reelected at the Annual Shareholders' Meeting held on April 26, 2002, for a three-year period pursuant to the Company's bylaws.

Senior Management

Madeco's restructuring process started under the direction of Albert Cussen Mackenna, the Company's former Chief Executive Officer, and Santiago Edwards, the Company's former Chief Financial Officer. While the first stage of the Company's restructuring plan entailed the restructuring of its financial liabilities, the second stage entails an operational restructuring to optimize and rationalize the use of funds and working capital, in order to ensure compliance with all future financial obligations as well as maximize the Company's value.

With the objective of providing to Madeco's Board of Directors the freedom to assign individuals for the second stage of the Company's restructuring, Albert Cussen Mackenna and Santiago Edwards presented resignations from their positions as Chief Executive Officer and Chief Financial Officer, respectively, effective September 30, 2002.

The Board of Directors designated as Madeco's new Chief Executive Officer Mr. Tiberio Dall'Olio, an executive who has multiple years of experience in the cable manufacturing industry. Mr. Jorge Tagle was appointed as Madeco's new Chief Financial Officer and Mr. Julio Córdoba was named Madeco Chile's Director of Operations.

The following table sets out the current executive officers of the Company and each officer's position, the month and year since each officer holds the position and the month and year in which each officer joined the Company:

Executive Officers	Position	Position Held Since	Joined Madeco
Tiberio Dall'Olio	Chief Executive Officer	Oct. 2002	Oct. 2002
Jorge Tagle	Chief Financial Officer	Oct. 2002	Oct. 2002
Hernan Zarama	Commercial Manager	Oct. 2002	Oct. 2002
Enrique Sotomayor	Legal Counsel and Secretary of the Board (1)	Sep. 1974	Sep. 1974
Julio Cordoba	Director of Operations Chile	Oct. 2002	Oct. 2002
Giampiero Genesini	Director of Operations Brazil	Oct. 2002	Oct. 2002
Marcelo Valdivia (2)	Business Unit Manager: Flexible Packaging	Feb. 2002	July 1986
Mario Puentes	Business Unit Manager: Aluminum Profiles	Oct. 1999	Oct. 1999

(1) Enrique Sotomayor was named Secretary of the Board in November 1986.

(2) Marcelo Valdivia assumed the CEO position effective February 1, 2002, subsequent to the resignation of the previous CEO, Robert Sommerhoff.

Tiberio Dall'Olio (born 1937). Mr. Tiberio Dall'Olio has been the Company's Chief Executive Officer since October 2002. Previously he was the CEO of the Company between 1980-86. His additional work experience includes: Teleco Cables Italy (1991-2000), CCU

(1986-90), Ceat General Cable (1968-1973), Ceat Italy Cables (1962-68) and Olivetti (1960-62). Mr. Dall'Olio received his law degree at the Padua University (Italy).

Jorge Tagle (born 1969). Mr. Jorge Tagle has served as Chief Financial Officer of Madeco S.A. since October 2002. His previous work experience includes: Quiñenco S.A. (1999-2002), Corpgroup (1998-1999), Citicorp (1994-1996)Soquimich (1993-1994).

Enrique Sotomayor (born 1945). Mr. Enrique Sotomayor has served as legal counsel and secretary of the Board of Directors since 1982. Prior to joining Madeco, he practiced law at: Leonidas Montes Asociados (1967-69); Singer Sewing Machine Corp. (1970-3); and A.A.P. Ahorromet (1973-4). He received his law degree at the University of Chile.

Julio Cordoba (born 1947). Mr. Cordoba joined the Company in October 2002 and was appointed as Director of Operations in Chile. His previous work experience includes: Plasticos Ecologicos Ltda. (1999-2001), Aceros del Pacifico S.A. (1998), Lloreda Productores de Acero S.A. (1997), Cables de Energía y Telecomunicaciones S.A. (1992-96), Ceat General de Colombia S.A. (1984-92), Madeco S.A. (1980-83), Ceat General de Colombia S.A. (1974-79), Industrias Metálicas de Palmira S.A. (1971-73).

Giampiero Genesini (born 1941). Mr. Genesini has been the Company's Director of Operations in Brazil since October 2002. His principal previous work experience includes: Pirelli (1997-2000); Palazzo Cavi (1995-1997); Fercable (1991-1995); Teleco Cavi (1985-1990); Industrias Lora S.A. (1961-1984).

Marcelo Valdivia (born 1961). Mr. Marcelo Valdivia joined the Company in July 1986 and was appointed Business Unit Manager of the Flexible Packaging unit in February 2002. His prior work experience includes Polymer S.A. (1985-86). He received his degree in Civil Industrial Engineering from the University of Chile and his post-degree in Business Administration from the Adolfo Ibañez University.

Mario Puentes Lacamara (born 1948). Mr. Mario Puentes joined the Company in October 1999 as the Business Unit Manager for the Aluminum Profiles unit. His previous work experience includes: Compañia de Acero del Pacifico (1971-5); Oficina Consultora RFA Ingenieros Ltda. (1975-7); Forestal S.A. (1977-9); Watt's Alimentos S.A. (1979-81); Compañia Cervecerias Unidas S.A. (1981-7); Citibank N.A. (1987-89); and Vidrios Lirquen S.A. (1990-5). Immediately prior to joining the Company, Mr. Puentes worked for 4 years as an independent consultant (1995-9) in various industries. He received his degree in Civil Industrial Engineering from the University of Chile.

Compensation

For the year ended December 31, 2002, the aggregate amount of compensation paid by the Company to all directors was Ch$43 million and to all executive officers was Ch$3,333 million. The Company does not disclose to its shareholders or otherwise make public information as to the compensation of its individual executive officers. The Company does not maintain any pension plans or retirement programs for its directors or executive officers.

On April 24, 2003, the Board granted each of Tiberio Dall'Olio, Julio Córdoba Zawadsky, Jorge Tagle Ovalle, Giampiero Genesini and Hernán Zarama Muñoz the option to purchase, 101,193,180 common shares, 20,238,636 common shares, 20,238,636 common shares, 20,238,636 common shares and 20,238,636 common shares, respectively, each at an exercise price of Ch$24 (the exercise price of the common shares in the aggregate equals the shares approved for this purpose as part of the capital increase approved at the Extraordinary Shareholders' Meeting held on November 14, 2002), exercisable between September 30, 2004 and November 30, 2004 and expire on February 28, 2005.

Additionally, the Manager of the Aluminum Profiles business unit of the Company, has a right to receive Ch$2,000,000 in monthly installments as prepayment for a Satisfaction of Goals Bond, established pursuant contingent upon the actual performance of Indalum as of December 31 of each year. Pursuant to the Satisfaction of Goals Bond, the Manager shall be paid an amount according to the performance of Indalum at year end after deducting the aggregate amount of payments throughout the year.

Each year, the Board of Directors submits a proposal regarding compensation of its members to the shareholders, who generally approve the Board' proposal at the annual ordinary shareholders' meeting. The following table sets forth the total compensation paid by the Company and its subsidiaries to each director of the company for services rendered in 2002 in thousands of Chilean pesos:

Director	2002
Guillermo Luksic Craig (1)	3,650
Andronico Luksic Craig (1)	1,565
Jean-Paul Luksic Fontbona (1)	550
Hernan Buchi Buc	14,064
Alessandro Bizzarri Carvallo	7,469
Felipe Joannon Vergara	8,411
Eugenio Valck Varas	7,554
Total	43,263

(1) Guillermo Luksic Craig, Andronico Luksic Craig and Jean Paul Luksic Fontbona are brothers.

Board Practices

Director's Service Contracts

The current term of office for each director expires in 2005. There are no service contracts among any of the directors and Madeco S.A. providing for benefits upon termination of employment.

Audit Committee

According to Chilean Corporations Law, the boards of directors of corporations whose market capitalization reaches or exceeds UF1.5 million (as of June 2, 2003, approximately US$35.9 million) shall designate an audit committee (the "Audit Committee"). If the market capitalization falls below this threshold, there is no obligation to designate an Audit Committee. However, corporations which do not reach the threshold may voluntarily assume Audit Committee obligations, in which case they shall strictly follow the provisions of the Law.

The Audit Committee shall have the following powers and duties:

  to examine the independent accountants' reports, the balance sheets, and other financial statements submitted by the corporation's managers or liquidators to the shareholders, and issue an opinion about them prior to their submission for shareholder approval;
  to propose to the Board of Directors the independent accountants and the risk rating agencies, which the Board must then propose to the shareholders. Should the Board disagree with the Audit Committee's proposal, the Board shall be entitled to make its own proposal, submitting both to the shareholders for their consideration;
  to examine the documentation concerning (i) contracts or agreements in which directors have an interest and (ii) transactions between related or affiliated companies, and to produce a written report on such documentation. A copy of the report shall be delivered to the Chairman of the Board, who shall read it at the Board meeting in which the relevant transaction is presented for approval or rejection;
  to examine the managers' and chief executives' remuneration policies and compensation plans; and
  all other matters contemplated in the Company's bylaws or entrusted to the Audit Committee by a shareholders' meeting or the Board of Directors.

For purposes of the related party transactions mentioned above, the following entities and/or persons are considered by the Securities Market Law and the Chilean Corporations Law to be related to a company:

  any entities within the financial conglomerate to which the Company belongs;
  corporate entities that have, with respect to the Company, the character of parent company, affiliated company, subsidiary or related company. Parent companies are those that control directly or indirectly more than 50% of the subsidiary's voting stock (or participations, in the case of business organizations other than stock companies), or that may otherwise elect or appoint, or cause the election or appointment, of the majority of the directors or officers. Limited partnerships (sociedades en comandita) may likewise be affiliates of a corporation, whenever the latter has the power to direct or guide the administration of the general partner (gestor) thereof. Related companies are those that, without actually controlling the affiliate, own directly or indirectly 10% or more of the affiliate's voting stock (or participations, in the case of business organizations other than stock companies), or that may otherwise elect or appoint, or cause the election or appointment of at least one board member or manager;
  persons who are directors, managers, administrators or liquidators of the Company, and their spouses or their close relatives (i.e., parents, father/mother in law, sisters, brothers, sisters/brothers in law); and
  any person who, whether acting alone or in agreement with others, may appoint at least one member of the management of the Company or controls 10% or more of the capital of the Company.

In addition, the Chilean Superintendencia de Valores y Seguros (Superintendency of Securities and Insurance, or "SVS") may create a presumption that any individual or corporate entity is related with a company if, because of relationships of equity, administration, kinship, responsibility or subordination, the person:

  whether acting alone or in agreement with others, has sufficient voting power to influence the company's management;
  creates conflicts of interest in doing business with the Company;
  in the case of a corporate entity, is influenced in its management by the Company; or
  holds an employment or position which affords the person access to non-public information about the company and its business, which renders the person capable of influencing the value of the company's securities.

However, a person shall not be considered to be related to a company by the mere fact of owning up to 5% of the company, or if the person is only an employee of the company without managerial responsibilities.

The Audit Committee's discussions, agreements, and organization are regulated, in every applicable matter, by the Chilean Corporations Law provisions relating to board of directors' meetings. The Audit Committee shall inform the Board of Directors about the manner in which it will request information and about its resolutions.

In addition to the general liabilities imputable to any director, the directors that compose the Audit Committee shall, in the exercise of their duties, be jointly and severally liable for any damage caused to the corporation or the shareholders.

The Audit Committee shall be composed of three members, the majority of which shall be independent. Independent directors are those that would have been elected even if the votes cast in the director's favor by the controlling shareholder and its related persons had not been counted. However, a majority of directors related to the controlling shareholder is permissible if there is an insufficient number of independent directors. Should there be more than three directors entitled to participate in the Audit Committee, the Board of Directors shall elect the members of the Audit Committee by unanimous vote. Should the Board fail to reach an agreement, the matter shall be decided by drawing. The Company's Audit Committee is composed of Messrs. Felipe Joannon, Alessandro Bizzarri and Eugenio Valck, the first two of which are appointed with the controlling shareholder's votes with the latter being an independent director.

The members of the Audit Committee shall be remunerated. The amount of such remuneration shall be established annually by the shareholders, taking into consideration the duties that the Audit Committee members shall perform. The remuneration of the members of the Company's Audit Committee is UF15 (as of June 2, 2003, approximately US$359) per Audit Committee meeting.

The shareholders shall determine the budget of the Audit Committee and those of its advisors, and the Audit Committee shall be allowed to request the recruitment of professionals to fulfill its duties, within the limits imposed by the budget. The activities of the Audit Committee and its expenses, including its advisors', shall be included in the annual report and conveyed to the shareholders. The budget of the Company's Audit Committee and its advisors is UF2,000 per year (as of June 2, 2003, approximately US$47,902).

Employees

The following table breaks down the Company's total number of employees by country at December 31, 2000, 2001 and 2002 as well as at March 31, 2003:

Total Number of Employees
Country	Dec 31, 2000	Dec 31, 2001	Dec 31, 2002	March 31, 2003
Chile	2,031	1,919	1,696	1,697
Brazil	998	735	648	619
Peru	236	241	253	250
Argentina	491	397	175	175
Bolivia	24	20	16	17
Uruguay	169	3	0	0
Total	3,949	3,315	2,788	2,758

At December 31, 2002, a total of 1,224 employees, or 43.9% of the Company's total workforce, were represented by labor unions, which represent their members in collective bargaining negotiations with the Company. Additionally, the Company had a total of 71 temporary employees who were hired for specific time periods to satisfied short-term needs.

Between December 31, 2000 and April 30, 2003, the Company reduced its total workforce 30.2%, or by 1,191 persons. During the 1999 - 2002 period, the Company implemented a series of restructuring measures in response to the continued unfavorable economic conditions within the region. As a consequence of Argentina's deep economic recession, in early 2002, the Company closed the production operations of its Argentine subsidiary Decker-Indelqui, and currently maintains only a minimal staff for its Wire and Cable and Brass Mills operations in that country. The Company intends to reopen the operations of its Decker-Indelqui subsidiary's Argentine facilities when economic conditions improve in Argentina, through there can be no assurance when or if the Company will reopen its Argentine operations. Also in 2002, the Company made the strategic decision to focus solely on the fabrication of aluminum profiles and exit the complementary curtain wall business segment. In August 2002, it was decided to restructure some administrative patterns in the Company's Armat subsidiary in order to improve the productivity in those subsidiaries. As part of this plan, as of January 2003, Madeco Chile is in charge of the administrative tasks of the coin blank producer subsidiary. From August 2002 to April 30, 2003, the employ payroll was reduced by 45 people, equal to 22.2% of total workforce.

The Company does not maintain any pension fund or retirement program for its employees and has no liability for the performance of governmental pension plans or any governmental pension payments to employees.

The following tables and discussion provide further information regarding the Company's total human resources by business unit at December 31, 2000, 2001 and 2002 as well as at April 30, 2003:

	Executives	Professionals	Employees	Total

December 31, 2000
Wire and Cable and Brass Mills	41	281	2,300	2,622
Flexible Packaging	13	32	622	667
Aluminum Profiles	11	79	570	660
Madeco Consolidated	65	392	3,492	3,949

December 31, 2001
Wire and Cable and Brass Mills	39	279	1,898	2,216
Flexible Packaging	11	33	574	618
Aluminum Profiles	11	73	397	481
Madeco Consolidated	61	385	2,869	3,315

December 31, 2002
Wire and Cable and Brass Mills	35	264	1,534	1,833
Flexible Packaging	9	31	552	592
Aluminum Profiles	8	36	319	363
Madeco Consolidated	52	331	2,405	2,788

April 30, 2003
Wire and Cable and Brass Mills	42	252	1,535	1,829
Flexible Packaging	10	31	552	593
Aluminum Profiles	8	32	296	336
Madeco Consolidated	60	315	2,383	2,758

Wire and Cable and Brass Mills. The following table sets forth the Company's human resources at December 31, 2002 for the Wire and Cable and Brass Mills business units. The employees are broken down by employee category and country.

Wire and Cable and Brass Mills Units: Employees at December 31, 2002
	Executives	Professionals	Employees	Total
Chile	14	132	766	912
Brazil	16	75	557	648
Peru	4	51	198	253
Argentina	1	6	13	20
Total	35	264	1,534	1,833

In Chile, the Company had 912 permanent employees; in addition, it had 3 temporary employees. A total of 570 employees were represented by five labor unions. In 2001, Madeco-Chile and Armat entered into three-year collective bargaining agreements with their respective unions. The last work stoppage in Madeco-Chile was in February 1993 and lasted 10 days. Armat's last work stoppage was in 1991 and lasted 12 days.

In Brazil, the Company had 648 permanent employees, of which 229 were represented by three labor unions, Metalurgicos do Rio de Janeiro, Metalurgicos de Campinas and Metalurgicos de Candeias. Collective bargaining in Brazil is done on a statewide basis rather than on an industry-wide basis or on a company-by-company basis. Each year, the unions negotiate with their respective municipal governments to reach an agreement. In 2002, the Company did not hire temporary employees. The Company's last work stoppage in Brazil was in October 1997, lasting four days and involving 54 employees; currently, the Company considers its relations with all its employees to be good.

In Peru, the Company had 253 permanent employees and the Company also had 7 temporary employees in 2002. In April 2000, the Peruvian operation's labor union was dissolved due to the good relationship between the Company and its employees. The Company has experienced no strikes in Peru since 1993.

In Argentina, the Company had 20 permanent employees as well as 5 temporary employees. Since the closing of the productive plants and the staff restructuring and adjustment to face the new market conditions, the Company's personnel are not represented by any labor union. In Argentina, there have been several work stoppages since the Company's acquisition of Indelqui in 1990 but were due to strikes called by nation-wide labor federations and were unrelated to conditions at the Company's operations. The last work stoppage was in 1999 and involved 301 employees.

Flexible Packaging. The following table sets forth the Company's human resources at December 31, 2002 for the Flexible Packaging unit. The employees are broken down by employee category and country.

Flexible Packaging Unit: Employees at December 31, 2002
	Executives	Professionals	Employees	Total
Chile	7	23	407	437
Argentina	2	8	145	155
Total	9	31	552	592

In Chile, the Company had 437 permanent employees and did not hired temporary employees. A total of 258 employees were represented by four labor unions. In 2000, the Company entered into a three-year collective bargaining agreement with two of its unions and a four-year collective bargaining agreement with the third union. In Chile a union is being organized for a total of 22 workers. They will have their first collective bargaining in May 2003, and the Company does not anticipate any problem to reach an agreement with this union. The last work stoppage was in August 1998, lasting 20 days and involving 130 employees.

In Argentina, the Company had 155 permanent employees. In 2002, the Company had neither temporary nor union employees.

Aluminum Profiles. The following table sets forth the Company's human resources at December 31, 2002 for the Aluminum Profiles unit. The employees are broken down by employee category and country.

Aluminum Unit: Employees at December 31, 2002
	Executives	Professionals	Employees	Total
Chile	7	33	307	347
Bolivia	1	3	12	16
Total	8	36	319	363

The Aluminum Profiles division had 347 permanent employees in Chile and 16 employees in Bolivia. Moreover, the Company had 56 temporary Chilean employees. In Chile, a total of 167 employees were represented by two unions; the Company's current collective bargaining agreement is in effect from May 2002 for a two-year period. The last work stoppage was in October 1999, lasting 10 days and involving 131 employees.

Indemnities

In Chile, Brazil, Peru and Argentina all employees who are terminated for reasons other than misconduct are entitled by law to receive a severance payment.

In Chile, all employees who are terminated for reasons other than misconduct are entitled by law to receive a severance payment. After the completion of six months' employment with the Company, permanent employees are entitled to one month's salary for each year worked (and if less than six months, a portion of salary for that time), subject to a total payment of no more than 11 months' salary. The Company's employees who are subject to collective bargaining agreements also receive a payment of a portion of one month's salary for each full year worked. The collective bargaining agreement does not contain a limitation on the total amount payable, but does limit the total number of employees who can claim the severance benefit during any year.

In Brazil, permanent employees are entitled to a percentage of their salary based on the number of months worked, as well as a payment of 1.33 times the employee's salary in case of any pending vacations and a payment of 40% of the amount the employee has contributed to the FGTS.

In Peru, permanent employees are entitled to one and a half-month's salary for each year they have worked, with a limit for total payment of no more than 12 months' salary.

In Argentina, permanent employees are entitled to one month's salary for each year they have worked with a limit established by the Ministry of Labor.

Pension Plans

Workers in Chile are subject to a national pension fund law which establishes a system of independent pension plans, administered by Administradoras de Fondos de Pensiones (Pension Fund Administrators, or "AFPs"). The Company has no liability for the performance of the pension plans or any pension payments to be made to the employees.

Employees in Brazil, who retire receive a government payment both from Fondo Guarantia Por Tiempo Servicio (Guaranteed Funds for Service Time, or "FGTS") and from the Instituto Nacional de Seguridad Social (National Institute of Social Security). The Company has no liability for the performance of the pension plans or any pension payments to be made to the employees.

Workers in Peru are subject to a national pension fund law, which establishes a system of independent pension plans administered by AFPs. The Company has no liability for the performance of the pension plans or any pension payments to be made to the employees.

Workers in Argentina are subject to a national pension fund law that establishes a system of independent pension plans administered by Administradoras de Fondos de Jubilaciones y Pensiones (Pension and Retirement Fund Administrators, or "AFJPs"). The Company has no liability for the performance of the pension plans or any pension payments to be made to the employees.

Share Ownership

With respect to directors and senior management, information concerning their share ownership in the Company is addressed in "Item 7. Major Shareholders and Related Party Transactions".

ITEM 7. Major Shareholders and Related Party Transactions

Major Shareholders

Madeco's only outstanding voting securities are its shares of Common Stock. The following table sets forth certain information concerning ownership of Madeco's Common Stock as of June 10, 2003 with respect to each shareholder known to Madeco to own more than 5% of the outstanding shares of Common Stock and with respect to the percentage of Madeco's Common Stock owned by all directors and executive officers of Madeco as a group:

Shareholder	Number of shares owned	% Ownership
Quiñenco S.A. and related parties(1)	2,274,983,107	76.77%
Directors, Executive Officers and related parties as a group (2)	3,031,144	0.10%

(1) Madeco S.A. is controlled by the open stock corporation Quiñenco S.A., which is indirectly controlled by members of the Luksic family. Quiñenco S.A. directly owns 73.6560% (1,987,596,467 shares) of the Common Stock of Madeco S.A., and indirectly owns 10.6489% (287,359,836 shares) through Inversiones Rio Grande. In total, Quiñenco directly and indirectly owns 84.3050% (2,274,956,303 shares) Additionally, shares of Madeco's Common Stock are held by two related entities: 18,286 shares (0.0007%) are owned by Inversiones Consolidadas Ltda., which is related to Andronico Luksic Craig and his family, and 5,398 shares (0.0002%) are owned by Inversiones Carahue S.A, which is related to Paola Luksic Fontbona. Shares of Madeco's Common Stock are also held by natural persons who are members of the Luksic family: 3,010 shares (0.0001%) are owned by Andronico Luksic Abaroa and 110 shares (0.000004%) are owned by Nicolas Luksic Puga. The total ownership, combining Quiñenco's direct and indirect holdings as well as the holdings of related entities and Luksic family members, is 84.3059% (2,274,983,107 shares).

(2) Excludes the 2,274,983,107 shares owned directly and indirectly by Quiñenco S.A as well as the other aforementioned investment entities related to the Luksic family and Luksic family members.

The Company's shareholders have identical voting rights. To the knowledge of the Company, there are no arrangements the operation of which may result in a change in control of the Company.

Madeco's majority shareholder is Quiñenco S.A., which, through its direct and indirect interests in the Company, beneficially owns an aggregate of 84.31% of the outstanding shares (2,274,983,107 shares) of Common Stock. Six members of the Company's Board of Directors are representatives of the Quiñenco Group, including the Chairman of the Board. In April 2001, the Company increased its board from six to seven members; the new director represents the minority shareholders. The entire Board of Directors was reelected at the Annual Shareholders' Meeting held on April 26, 2002, for a three-year period pursuant to the Company's bylaws.

The following table shows the total number of shares authorized and paid as of December 31, 2000, 2001 and 2002 and March 2003:

	2000	2001	2002	March 31, 2003	June 10, 2003
Common Stock (number of shares authorized and paid)	386,000,000	386,000,000	405,511,028	2,698,484,806	2,963,284,806

The following table includes each of the Company's shareholders that had an ownership interest exceeding 1.0% at December 31, for the years 2000, 2001 and 2002, demonstrating the significant changes in ownership percentages during the past three years:

Shareholder	December 31, 2000		December 31, 2001		December 31, 2002		March 31, 2003
Quiñenco S.A.	216,586,608	56.11%	216,586,608	56.11%	216,626,195	53.42%	2,274,956,303	84.30%
Banchile Corredores de Bolsa S.A.	N/A	N/A	5,142,183	1.33%	14,316,962	3.53%	48,076,923	1.78%
The Bank of New York	47,455,920	12.29%	22,323,830	5.78%	11,967,330	2.95%	12,018,330	0.45%
A.F.P. Provida S.A.	10,502,271	2.72%	14,699,223	3.81%	11,521,748	2.84%	43,065,035	1.60%
Celfin Gardeweg S.A. Corredores de Bolsa	2,198,483	0.57%	2,619,645	0.68%	10,870,790	2.68%	25,530,715	0.95%
A.F.P. Habitat S.A.	10,549,135	2.73%	9,817,026	2.54%	N/A	N/A	N/A	N/A
A.F.P. Santa Maria S.A.	5,040,636	1.31%	7,105,547	1.84%	7,105,547	1.75%	56,395,609	2.09%
A.F.P. Cuprum S.A.	8,246,667	2.14%	6,037,698	1.56%	N/A	N/A	N/A	N/A
Larrain Vial S.A. Corredores de Bolsa	2,437,575	0.63%	5,831,865	1.51%	9,578,602	2.36%	18,931,420	0.70%
Inversiones Almeria S.A.	5,235,753	1.36%	5,235,753	1.36%	5,235,753	1.29%	5,235,753	0.19%
Compass Group Chile S.A.	3,717,250	0.96%	4,304,251	1.12%	4,940,743	1.22%	3,944,787	0.15%
Bolsa de Comercio de Santiago Bolsa de Valores	1,558,338	0.40%	3,006,231	0.78%	4,883,687	1.20%	3,137,162	0.12%
Corp Corredores de Bolsa	5,799	0.00%	827,538	0.21%	4,554,907	1.12%	4,554,907	0.17%
Santiago Corredores de Bolsa Ltda.	431,633	0.11%	826,994	0.21%	4,314,577	1.06%	5,541,404	0.21%
Others	72,033,932	18.66%	81,635,608	21.15%	99,594,187	24.56%	197,096,458	7.30%

On March 31, 2003, the Company completed its financial restructuring process. The process included a capital increase and a refinancing plan with the Company banks creditors. See:  "Item 5: Operating and Financial Review and Prospects - The Company's Compliance with Financial Covenants and its Refinancing Plan" for further information about the said capital increase.

As of June 10, 2003, The Bank of New York, as depositary for Madeco's ADS facility, was the record owner of 17,313,300 shares of Common Stock in the form of 173,133 ADSs. These ADSs represented 0.58% of the total number of issued and outstanding shares at such date. The ADSs are issued pursuant to a deposit agreement dated June 7, 1993, as amended (the "Depositary Agreement"), among the Company, the Bank of New York as depositary (the "Depositary") and the holders from time to time of the American Depositary Receipts ("ADSs") evidencing the ADSs issued pursuant to the Depositary Agreement. It is not practicable for Madeco to determine the portion of ADSs beneficially owned by U.S. persons.

Related Party Transactions

Under the Chilean Corporations Law, a corporation may not enter into a contract or agreement in which a director has a direct or indirect interest without prior approval by the Board of Directors, and only if the terms of the conflicting interest transaction are similar to those of an arm's length transaction.

The Board of Directors' Audit Committee is required by Chilean law to examine all documentation concerning (i) contracts or agreements in which directors have an interest and (ii) transactions between related or affiliated companies, and report their findings at the Board of Director meetings. For further discussion regarding Chilean law as it pertains to the Audit Committee's responsibilities and regulations regarding related party transactions, see: "Item 6. Directors, Senior Management and Employees - Board Practices - Audit Committee".

If the conflicting interest transaction involves a "material amount," the Board of Directors is required to produce a statement declaring in advance that the conflicting interest transaction is similar in its terms to an arm's length transaction. A conflicting interest transaction is deemed to involve a "material amount" if the amount involved is both greater than UF2,000 (as of June 2, 2003, approximately US$47,902) and exceeds 1% of the assets of the corporation, or if the amount exceeds UF20,000 (as of June 2, 2003, approximately US$479,019) regardless of the size of the corporation.

If the Board of Directors believes that it is not possible to ascertain whether the conflicting interest transaction is similar to an arm's length transaction, it may approve or reject the conflicting interest transaction, or appoint independent advisors to make such a determination, in all these cases, with the exclusion of the interested directors. If the Board appoints independent advisors, the report prepared by the advisors must be made available to the shareholders and the Board of Directors for 20 business days from the date the report was received from the independent advisors. The shareholders must be notified in writing of the receipt of the report. After this period the Board may approve or reject the conflicting interest transaction, but the Board is not required to follow the independent advisors' conclusion. The Board may treat the conflicting interest transaction and the report as confidential information. Shareholders representing at least a 5% of the voting shares of the Company may request the Board call a shareholders' meeting in order to approve or reject the conflicting interest transaction by a two-thirds majority of the outstanding voting shares.

All decisions adopted by the Board in respect of the conflicting interest transaction must be reported at the following shareholders' meeting. The controller of the corporation or the related party which intends to enter into the conflicting interest transaction shall make available to the Board of Directors, at the time the transaction is being considered by the Board, all information relating to the transaction filed with any non-Chilean regulatory entities or stock exchanges.

If a suit for damages arises from such a transaction, the defendant (i.e., one or more directors, the controller, a related party, or all of them) bears the burden of proof that the transaction was equally as or more beneficial to the corporation than an arm's length transaction, unless the conflicting interest transaction was previously approved by the shareholders.

In the ordinary course of its business, the Company engages in a variety of transactions with affiliates of Madeco. Financial information concerning these transactions during the last three years is set forth in Note 7 to the Consolidated Financial Statements. The Company believes that it has complied with the requirements of Article 89 and Article 44 in all transactions with related parties.

Although the Company generally does not provide or receive long-term debt financing to or from other entities within Madeco (except in connection with bank loans on arm's length terms in the ordinary course of business from the Company's former banks), the Company has occasionally in the past and expects in the future to advance funds and receive advances of funds from other companies under the common control of the Quiñenco Group where required to meet short-term liquidity requirements. These loans have been on a short-term unsecured basis at market rates of interest and, in the case of loans made by the Company to affiliated companies, require the prior approval of Madeco's Board of Directors pursuant to the requirements of the Chilean Corporations Law relating to open stock corporations such as Madeco. The outstanding amounts of such loans made by the Company to affiliated companies during the years ended December 31, 2000, 2001 and 2002 were not material to Madeco, individually or in the aggregate. In addition, the Company has from time to time in the past made loans and advances to affiliated companies and to strategic investors and their affiliates to provide financing resources in connection with acquisitions of assets and other transactions. Such loans and advances have generally been made on a secured basis at market rates of interest. See Note 7 to the Consolidated Financial Statements.

The Company also provides goods and services in commercial transactions in the ordinary course of business to affiliated companies. In connection with such transactions, the Company from time to time extends unsecured credit on terms substantially similar to those available to other customers purchasing goods and services in similar quantities.

In 2002, Banco de Chile, was contracted to provide services to shareholders to receive mandates and funds for the two capital increases of Madeco through Banco de Chile's brokerage subsidiary, Banchile Corredores de Bolsa. As Madeco, Banco de Chile is majority owned by Quiñenco.

Except for the transaction described below, none of the transactions carried out during 2000, 2001 and 2002 between the Company and related parties were deemed to have been material to the Company and/or to the related party.

In December 2000, the Company signed a loan agreement with Quiñenco S.A. for an amount totaling UF355,790 (as of June 2, 2003, approximately US$8.5 million). In October 2002, the Company signed a new loan agreement with Quiñenco for an amount totaling UF84,879 (as of June 2, 2003, approximately US$2.0 million). The total amount outstanding as of December 31, 2002 was Ch$7,398 million. The loan has an annual interest rate equivalent to the tasa activa bancaria (Chilean inter-bank rate, or "TAB") plus 1.5%. As part of the restructuring of its financial obligations, Madeco S.A. refinanced the debt with Quiñenco S.A., changing the capital payment from April 2003 to March 2010.

Interests of Experts and Counsel

Not applicable

ITEM 8. Financial Information

Consolidated Statements and Other Financial Information

Identification of Financial Statements and Other Financial Information

See: "Item 18. Financial Statements"

Export Sales

The tables below show export sales from each of the Company's business units and their division components, in tons and in revenues. In each case, sales are also shown as a percentage of the total for the corresponding division or business unit:

Export (1) Volume Sales
	2000		2001		2002
	Volume	% total	Volume	% total	Volume	% total
Metallic Cable (in tons (2))	16,424	17.2%	15,644	15.7%	13,898	17.3%
Optical Fiber Cable (in kms)	0	N/A	49,046	8.8%	59,799	91.4%
Wire and Cable (in equivalent tons)(3)	16,424	15.6%	16,759	14.9%	15,257	18.6%
Pipes Bars and Sheets (in tons)	18,306	54.5%	19,236	59.8%	16,164	62.7%
Coins (in tons)	5,838	92.9%	4,653	99.2%	3,490	97.4%
Brass Mills (in tons)	24,144	60.6%	23,889	64.9%	19,654	67.0%
Flexible Packaging (in tons)	1,004	7.0%	888	6.3%	1,371	9.9%
Aluminum Profiles (in tons)	0	N/A	1	0.0%	74	0.7%
Total (in equivalent tons)	41,572	24.6%	41,537	23.9%	36,356	26.9%
Export (1) Revenues
	2000		2001		2002
	Ch$ million	% total	Ch$ million	% total	Ch$ million	% total
Metallic Cable	20,414	12.6%	19,747	12.2%	17,957	13.9%
Optical Fiber Cable	0	N/A	2,898	8.4%	1,716	77.8%
Total Wire and Cable	20,414	11.4%	22,645	11.5%	19,673	15.0%
Pipes Bars and Sheets	27,444	46.3%	30,672	53.0%	25,706	55.3%
Coins	13,671	92.7%	12,923	92.4%	8,799	87.6%
Brass Mills	41,115	55.5%	43,595	60.6%	34,505	61.0%
Flexible Packaging	3,644	8.3%	3,216	7.4%	4,375	10.8%
Aluminum Profiles	0	N/A	585	2.0%	1,386	4.9%
Total	65,173	20.3%	70,041	20.5%	59,939	23.4%

(1) Figures presented above differ from those presented in the Company's Annual Report on Form 20-F for the year 2000 as a result of the Company's re-classification of export sales as well as a measurement change in volume sales for the Metallic Cable division of the Wire and Cable unit. According to the new classification, exports for the Metallic cables consist of all sales to customers in any country other than Chile, Brazil, Peru and Argentina. exports for the Optical Fiber cables consist of all sales to customers in any country other than Brazil and Argentina. Exports for the PBS division of the Brass Mills unit consist of all sales to customers in any country other than Chile or Argentina. Exports for the Coins division of the Brass Mills unit consist of all sales to customers in any country other than Chile. Exports for the Flexible Packaging unit consist of all sales to customers in any country other than Chile or Argentina. Exports for the Aluminum unit consist of all sales to customers in any country other than Chile, Peru, Bolivia, Uruguay and Argentina. For the description of volume sales measurement for metallic cable see footnote (2).

(2) The volume sales measurement for the Metallic Cable division of the Wire and Cable unit includes metal as well as insulating materials. Previously, the volume sales measurements only included the metal materials.

(3) Total volume sales for the Wire and Cable unit includes sales of both metallic and optical fiber cable products. Optical fiber volume sales have been converted to tons, using the conversion rate: 1 ton = 44 kms.

Wire and Cable. In 2002, export sales for the Wire and Cable unit amounted to 15,257 equivalent tons, or 18.6% of the unit's volume sales. In revenue terms, exports amounted to Ch$19,673 million, representing 15.0% of the unit's total revenues. Export products primarily included copper wire rod, copper energy cables, building wire and copper telecom cable, all of which were destined principally to other Latin American countries, USA and Mexico.

PBS. In 2002, exports of the PBS division of the Brass Mills unit amounted to 16,164 tons, or 62.7% of total volume sales. Export volumes have increased as a percentage of the total volume sale from 53.0% in 2001 to 55.3% in 2002 and reflects the Company's efforts to expand its international market portfolio. Export revenues as a percentage of the PBS division's total revenues amounted to 54.5%, 59.8% and 62.7% for the years 2000, 2001 and 2002, respectively. Many of the Company's pipe, bar and sheet products meet the highest international quality standards and its customers include large multinational companies in Europe, the United States and other Latin American countries.

Coins. In 2002, export volume sales amounted to 3,490 tons and represented 97.4% of the coins division's total volume sales. The coins division's principal customers are central banks and coin mints around the world, with export sales revenues consistently representing around 90% of the division's total figures.

Flexible Packaging. In 2002, export volume sales amounted to 1,371 tons or 9.9% of the Flexible Packaging unit's total volume sales. Export sales as a percentage of total sales both in tons and in revenues have represented between 7% and 11% of the unit's total sales for the past three years. Principal export customers for the Flexible Packaging unit are in other Latin American countries. The Company does not expect to generate a significantly greater percentage of its sales than it currently does from the export markets in the future.

Aluminum Profiles. Export sales for the aluminum unit include sales made to customers in countries other than Chile, Peru, Bolivia, Uruguay and Argentina. In 2002, Madeco's total exports of aluminum profile products amounted to 74 ton, representing only 0.7% of the unit's total revenues. The Company does not expect to generate significant revenues from export sales in the future.

Legal Proceedings

The Company is engaged in various legal proceedings related to the ordinary course of its business, most of which are related to the termination of labor contracts with its employees.

In 2001, the Company resolved its labor dispute which involved two unions of Madeco Chile that stemmed from an interpretation of collective bargaining agreements in effect in 1989 and 1990. The Company registered provisions for the estimated flow of payments required over the upcoming years.

In 2002, the Company has several labor lawsuits outstanding in Argentina, primarily related to indemnity payments. The amounts of the claims are expressed in Argentine peso and, therefore, after the devaluation of the Argentine currency against the U.S. dollar, the total amount of related damages claimed is not material for the Company.

On June 27, 2002, Madeco announced that it had been notified by Corning Inc., Madeco's joint venture partner in Optel which produces optical fiber cable in Brazil and Argentina, of its desire to liquidate the joint venture. Madeco believes that Corning is attempting to unjustifiably terminate the agreements with Madeco and has filed an arbitration suit against its partner to resolve this dispute.

Corning has filed a counterclaim against the Company in which it requests, among other things, that Corning be permitted to terminate its joint venture agreements with the Company, alleging that Optel is effectively bankrupt. Depending on the outcome of the arbitration, Madeco's ability to exercise its put option to sell its Optel shares to Corning for US$18 million, subject to certain adjustments, between January 2004 and December 2005, may be compromised.

There can be no assurance regarding the outcome of this arbitration or any future Argentine operations of Optel. Madeco management believes that an adverse outcome of the arbitration would have a materially adverse effect on Madeco's interest in Optel's assets.

In Brazil, two legal disputes against the previous owner of Ficap have been pending since prior to the Company's acquisition of the subsidiary in 1997. It is estimated that the total amount of the lawsuits involve approximately US$10 million. Madeco has a personal guarantee from the previous owner of Ficap to indemnify the Company if the Brazilian subsidiary were to be affected by these actions.

The Company does not believe that the outcome of any of its outstanding litigations will have a material adverse effect on the Company's financial condition or results of operations.

Dividend Policy

The Company's dividend policy is established and revised from time to time at the shareholders' meeting. In addition, it may be approved at the annual shareholders' meeting, although shareholder approval is not required. However, each year the Board of Directors must submit for shareholder approval the final declared dividend in respect of the preceding year.

The Chilean Corporations Law requires that, unless otherwise decided by unanimous vote of the issued, subscribed and paid shares, and except to the extent it has a deficit in retained earnings for the year, the Company must distribute a cash dividend in an amount equal to at least 30% of its net income for that year.

The Company's current dividend policy authorizes distribution of cash dividends in an amount equal to 50% of the Company's net income under Chilean GAAP for the previous year. The Board of Directors has the authority to decide whether the dividend will be paid in several payments or in a lump sum. The Company's dividend policy is subject to amendment by reason of changes in Chilean law, capital requirements, economic results and/or other factors. See: "Item 3. Key Information - Risk Factors".

Dividends are paid to all of the shareholders of record on the fifth business day (including Saturday) preceding the date set for payment of the dividend. Holders of record of ADSs are entitled to dividends declared for each applicable period. The dividend amounts and the aggregate amount of such dividends per share of Common Stock and per ADS for the period between 1997 and 2002 are shown in "Item 3. Key Information - Selected Financial Data". No dividend payments have been made by the Company since May 1999.

Generally, shareholders who are not Chilean residents must register as foreign investors under one of the foreign investment regimes provided for by Chilean law in order to be entitled to the payment outside Chile, through the Formal Exchange Market of dividends, sale proceeds and other amounts with respect to their shares. Under the Foreign Investment Contract, the Depositary, on behalf of the ADS holders, is granted access to the Formal Exchange Market to convert cash dividends from Chilean pesos to U.S. dollars and to pay such dollars to ADS holders outside Chile. Dividends paid in respect of shares of Common Stock, including to holders of ADSs who are not Chilean residents, are subject to Chilean withholding tax. See: "Item 10. Additional Information - Taxation".

ITEM 9. The Offer and Listing

Offer and Listing Details

The shares of the Company's Common Stock are currently traded on the Santiago Stock Exchange and the Bolsa Electronica de Chile, an electronic over-the-counter trading system.

Shares of Madeco's Common Stock also trade in the United States on the New York Stock Exchange Inc. (NYSE) since May 28, 1993 in the form of American Depositary Shares ("ADSs") under the symbol "MAD". Each ADS represents 10 shares of Common Stock of the Company. The Company implemented a new share to ADS ratio which became effective on May 12, 2003. The ratio of shares to ADSs changed from 1 ADS= 10 shares to 1 ADS = 100 shares.

For the periods indicated, the table below sets forth the low and high closing sales prices of Madeco's Common Stock in Chilean pesos on the Santiago Stock Exchange. The table also includes for the same periods the low and high closing sales prices of the ADSs in U.S. dollars on the NYSE.

	Santiago Stock Exchange		NYSE
	Low	High	Low	High
Years	(Ch$ per Share) (1)		(US$ per ADS)
1998	208.5	790.0	4.02	15.94
1999	325.0	640.0	6.28	12.25
2000	270.0	810.0	4.62	15.50
2001	170.0	370.0	2.40	6.45
2002	24.5	175.0	0.27	2.75

Quarters
2001
First Quarter	290.0	365.0	4.70	6.45
Second Quarter	265.0	370.0	4.30	6.10
Third Quarter	220.1	310.0	3.12	4.85
Fourth Quarter	170.0	226.0	2.40	3.30
2002
First Quarter	95.0	175.0	1.35	2.75
Second Quarter	41.5	95.0	0.57	1.35
Third Quarter	30.0	54.7	0.35	0.80
Fourth Quarter	24.5	35.5	0.27	0.49
2003
First Quarter	22.0	30.9	0.35	0.49
Second Quarter through May 31	18.0	37.0	0.30	5,25

Months
December 2002	24.5	29.0	0.27	0.46
January 2003	26.0	28.5	0.35	0.45
February 2003	24.0	30.9	0.36	0.49
March 2003	22.0	25.4	0.35	0.48
April 2003	18.0	32.5	0.30	0.55
May 2003	29.8	37.0	0.48	5.25

(1) Chilean pesos per share of Common Stock reflect the price at the trade date and have not been restated to constant real pesos.

On June 25, 2002, the Company was officially notified of its non-compliance with NYSE requirements for continued listing as a consequence of the price of Madeco's shares, which were below US$1.00 over a consecutive 30-trading-day period. As a consequence of non-compliance, Madeco was required to remedy this situation not later than January 5, 2003 or face delisting by the NYSE.

Madeco responded to the notification, stating that it would work to resolve its non-compliance. The Company also informed NYSE that the Company was expecting to implement a financial restructuring that was to begin in January 2002 and be completed September 30, 2002.

Madeco continued to communicate with NYSE regarding its strategy for and progress toward meeting NYSE's share-price listing requirement. When Madeco's September-October 2002 capital increase was unsuccessful, the Company informed NYSE regarding its revised plans to comply with NYSE listing requirements. On December 9, the Chairman of the Board of Directors, Guillermo Luksic, and its Chief Financial Officer, Jorge Tagle, visited NYSE's New York headquarters to inform NYSE officials regarding the Company's updated financial restructuring and business plan.

On December 31, 2002, NYSE informed the Company that it was also in non-compliance with NYSE's continued listing standard requiring an average market capitalization of not less than US$15 million over a 30-trading-day period.

On January 10, 2003, NYSE informed the Company that NYSE's Listing and Compliance Committee had approved Madeco's proposed courses of action to resolve its non-compliance with NYSE's listing criteria.

As describe in "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources", Madeco successfully completed its capital increase and indebtedness restructuring in the first quarter 2003. As a result of its capital increase and restructuring, Madeco's market capitalization is now above NYSE's minimum market capitalization requirement.

On May 2003, the Company implemented a share to ADS ratio change which became effective on May 12, 2003. The ratio of shares to ADS changed from 1 ADS = 10 shares of common stock to 1 ADS = 100 share of common stock. This ratio change, together with the capital increase discussed above were implemented by Madeco to attempt to comply with the NYSE's continuing listing requirements.

On May 21, 2003 NYSE informed the Company that as a result of actions taken by the Company to meet the minimum security price and minimum market capitalization continued listing requirements, the Company would regain compliance with both requirements if these continued listing requirements were successfully sustained over a 30 trading-day period. NYSE will continue to monitor the Company's financial situation, results of operations and the progress of its business plan on the quarterly basis through the third quarter 2003. In addition, NYSE will monitor the Company's compliance with the minimum listing requirements on a monthly basis through June 23, 2003. There can be no assurance that the Company will not fail to meet the NYSE continued listing requirements in the future.

ITEM 10. Additional Information

Memorandum and Articles of Association

Provided below is a summary of certain material information found in the Company's bylaws and provisions of Chilean law. This summary is not complete. For more information relating to the items discussed in this summary, you are encouraged to read our bylaws which we have filed as an exhibit to the Annual Report on Form 20-F for the year 2001.

Registration and Corporate Purposes

Madeco S.A. is a public corporation (sociedad anonima abierta) organized by means of a public deed (escritura publica) dated April 3, 1944, the abstract of which was recorded on Folio 1,099, No. 946 of Santiago's Registry of Commerce in 1944 and published in Chile's Official Gazette on May 4, 1944. Its existence was approved by a Decree No. 1740 of the Ministry of Finance, dated April 26, 1944, recorded on Folio 1,105, No. 947 of Santiago's Registry of Commerce in 1944, published in the Official Gazette as of May 4, 1944 and recorded at the Securities Registry of the Chilean Superintendencia de Valores y Seguros (Superintendency of Securities and Insurance, or "SVS") under No. 251 on July 20, 1984.

As set forth in Article 4 of Madeco's bylaws, its purpose is to manufacture processed products from metal and metal alloys, to engage in other businesses relating to such production, and the exploration and development of ore deposits and mining rights, among other businesses.

Directors

Under the Ley de Sociedades Anonimas (Chilean Corporations Law), a corporation may not enter into a contract or agreement in which a director has a direct or indirect interest (i.e., a conflicting interest transaction) without prior approval by the Board of Directors, and only if the terms of the conflicting interest transaction are similar to those of an arm's length transaction.

If the conflicting interest transaction involves a "material amount," the Board of Directors is required to produce a statement declaring in advance that the conflicting interest transaction is similar in its terms to an arm's length transaction. A conflicting interest transaction is deemed to involve a "material amount" if the amount involved is both greater than UF2,000 (as of June 2, 2003, approximately US$47,902) and exceeds 1% of the assets of the corporation, or if the amount exceeds UF20,000 (as of June 2, 2003, approximately US$479,019) regardless of the size of the corporation.

If the Board of Directors believes that it is not possible to ascertain whether the conflicting interest transaction is similar to an arm's length transaction, it may approve or reject the conflicting interest transaction, or appoint independent advisors to make such a determination, in all these cases, with the exclusion of the interested directors. If the Board appoints independent advisors, the report prepared by the advisors will be made available to the shareholders and the Board of Directors for 20 business days from the date the report was received from the independent advisors. The shareholders will be notified in writing of the receipt of the report. After this period the Board may approve or reject the conflicting interest transaction, but the Board is not required to follow the independent advisors' conclusion. The Board may treat the conflicting interest transaction and the report as confidential information. Shareholders representing at least a 5% of the voting shares of the Company may request the Board to call a shareholders' meeting in order to approve or reject the conflicting interest transaction by a two-thirds majority of the outstanding voting shares.

All decisions adopted by the Board in respect of the conflicting interest transaction must be reported to the next following shareholders' meeting. The controller of the corporation or the related party which intends to enter into the conflicting interest transaction shall make available to the Board of Directors, at the time the transaction is being considered by the Board, all information relating to the transaction filed with any non-Chilean regulatory entities or stock exchanges.

If a suit for damages arises from such a transaction, the defendant (i.e., one or more directors, the controller, a related party, or all of them) bears the burden of proof that the transaction was equally as or more beneficial to the corporation than an arm's length transaction, unless the conflicting interest transaction was previously approved by the shareholders.

The amount of any director's remuneration is established each year at the annual shareholders' meeting. Directors are prohibited from borrowing or otherwise making use of corporate money or assets for their own benefit, unless previously authorized by the Board of Directors. Directors are also prohibited from borrowing or otherwise making use of corporate money or assets for the benefit of companies in which such directors are either directors or owners of a 10% interest or more, unless previously authorized by the Board of Directors. However, the shareholders' authorization is not required. These rules can only be modified by law.

It is not necessary to hold shares of the Company to be elected a director, and there is no age limit established for the retirement of directors.

Rights, Preferences and Restrictions Regarding Shares

At least thirty percent of the Company's net profits for each fiscal year is required to be distributed in cash to the shareholders, unless the shareholders unanimously decide otherwise. Any remaining profits may be used to establish a reserve fund (that may be capitalized at any time, amending the corporate bylaws by the vote of a majority of the voting stock issued) or to pay future dividends.

Compulsory minimum dividends, i.e., at least thirty percent of the Company's net profits for each fiscal year, become due thirty days after the date on which the shareholders' meeting has approved the distribution of profits in the fiscal year. Any additional dividends approved by the shareholders become due on the date set by the shareholders or the Board of Directors.

Accrued dividends that corporations fail to pay or make available to their shareholders within certain periods are to be adjusted from the date on which those dividends became due and that of actual payment. Overdue dividends will accrue annual interest established for adjustable operations over the same period.

Dividends and other cash benefits unclaimed by shareholders after five years from the date on which they became due will become the property of the Chilean Fire Department.

Madeco has only one class of shares and there are therefore no preferences or limitations on the voting rights of shareholders. Each shareholder is entitled to one vote per share. In shareholders' meetings, determinations are generally made by a simple majority of stockholders entitled to vote. However, the Chilean Corporations Law provides that certain determinations require the vote of a two-thirds majority of the voting stock issued.

The Company's directors are elected every three years and their terms are not staggered. Chilean law does not permit cumulative voting. However, shareholders may accumulate their votes in favor of just one person or distribute their votes to more than one person. In addition, by unanimous agreement of the shareholders present and entitled to vote, the vote may be omitted and the election made by acclamation.

In the event of liquidation, the Chilean Corporations Law provides that corporations may carry out distributions to shareholders on account of a reimbursement of capital only after the payment of corporate indebtedness.

There are no redemption or sinking fund provisions applicable to the Company, nor are there any liabilities to shareholders relating to future capital calls by the corporation.

Under Chilean law, certain provisions affect any existing or prospective holder of securities as a result of the shareholder owning a substantial number of shares. The Securities Market Law establishes that (a) any person who, directly or indirectly, (i) owns 10% or more of the subscribed capital of a corporation (the "majority shareholders") whose shares are registered in the Securities Registry of the SVS, or (ii) owns any such percentage because of the purchase of shares; and (b) all liquidators, directors, the chief executive officer and the other principal officers of any corporation whose shares are registered with the Securities Registry of the SVS, regardless of the number of shares they own, must report any purchase or sale of shares made by such persons or entities within two business days of such transactions to the SVS and to each of the stock exchanges in Chile where such corporation has securities registered. In addition, majority shareholders must inform the SVS and the stock exchanges with respect to whether the purchase is aimed at acquiring control of the corporation or just as a financial investment.

The Securities Market Law also provides that when one or more persons intend to take over a corporation subject to oversight by the SVS, they must give prior public notice. This notice must include the price to be offered per share and the conditions of the proposed transaction, including the expected manner of acquiring the shares.

Finally, Chapter XXV of the Securities Market Law was recently enacted in order that controlling shareholders share with minority shareholders the benefits of a change of control, by requiring that certain share acquisitions be made pursuant to a tender offer. This tender offer requirement, however, is not wholly applicable to the current controlling shareholders of Madeco, pursuant to certain transitory exemptions available to them.

The Chilean Corporations Law provides shareholders with preemptive rights. The Act requires that options to purchase stock representing capital increases in corporations and debentures duly convertible into stock of the issuing corporation, or any other securities extending future rights over such stock, must be offered preferably, at least once, to existing shareholders, proportionally to the number of shares owned by them. A corporation must distribute any bonus stock in the same manner.

The Chilean Corporations Law also provides shareholders with a right to withdraw from a corporation in certain situations. Unless there is an ongoing bankruptcy proceeding, if a shareholders' meeting approves any of the following matters, dissenting shareholders will be automatically entitled to withdraw from the corporation upon payment by the corporation of the market value of their shares:

    conversion of the corporation into a different type of legal entity;
    merger of the corporation;
    disposition of 50% or more of the assets of the corporation, whether or not including the disposition of liabilities;
    guarantee of a third party's liabilities with collateral exceeding 50% of the corporation's assets;
    establishment of preferences in connection with a series of shares, or any other modification of existing preferences, in which case only dissenting shareholders in the affected series will have the right to withdraw; and
    curing certain errors or defects, affecting the corporate charter or amending the bylaws in respect of one or more of the matters listed above.

In addition, shareholders may withdraw if a person becomes the owner of two-thirds of the outstanding shares of the corporation as a consequence of a share acquisition and such person does not make a tender offer for the remaining shares within 30 days.

The Company's bylaws do not provide for additional circumstances under which shareholders may withdraw.

Action Necessary to Change the Rights of Holders of Stock

Rights of stockholders are established by law and pursuant to the bylaws of a corporation. Any change to the rights of stockholders must be adopted by an absolute majority of stockholders or, in some cases, by a two-thirds majority vote, as discussed above. However, the amendment of certain rights requires a unanimous vote of the shareholders, including the right of shareholders to receive at least 30% of the net profits for each fiscal year. Notwithstanding the preceding, no decision of the shareholders' meeting can deprive a shareholder from property over the stock.

The Company's bylaws do not contemplate additional conditions in connection with matters described in this subsection.

Shareholders' Meetings

Annual shareholders' meetings are to be held during the months of February, March or April of each year. During the meetings, determinations are made relating to particular matters, which matters may or may not be specifically indicated in the notice of such meeting.

The quorum for a shareholders' meeting is established by the presence, in person or by proxy, of shareholders representing at least an absolute majority of the issued voting stock of Madeco; if a quorum is not present at the first meeting, the meeting can be reconvened and upon the meeting being reconvened, shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the voting stock represented. In that case, decisions will be made by the absolute majority of stock with voting rights present or otherwise represented. The following matters are specifically reserved for annual meetings:

  review of the state of the corporation and of the reports of internal and independent auditors, and the approval or rejection of the annual report, balance sheet, financial statements and records submitted by the officers or liquidators of the corporation;
  distribution of profits, including the distribution of dividends;
  election or revocation of regular and alternate Board members, liquidators and management supervisors; and
  determination of the remuneration of the Board members, designation of a newspaper to publish the notice of meetings and, in general, any other matter to be dealt with by the annual meeting being of corporate interest and not specifically reserved to extraordinary shareholders' meetings.

Extraordinary shareholders' meetings may be held at any time, when required by corporate necessity. During extraordinary meetings, determinations are made relating to any matter which the law or the Company's bylaws reserve for consideration by such extraordinary meetings, which matters shall be expressly set forth in the relevant notice. Whenever in an extraordinary shareholders' meeting determinations must be made relating to matters specifically reserved to annual meetings, the operation and decisions of such extraordinary meeting will follow the requirements applicable to annual meetings. The following matters are specifically reserved for extraordinary meetings:

  dissolution of the corporation;
  transformation, merger or spin off of the corporation and amendments to its bylaws;
  issuance of bonds or debentures convertible into stock;
  transfer of corporate fixed assets and liabilities; and
  guarantees of third parties' obligations, except when these third parties are affiliated companies (in which case approval of the Board of Directors will suffice).

In addition to the above, annual and extraordinary shareholders' meetings must be called by the Board of Directors in the following circumstances:

  when requested by shareholders representing at least 10% of issued stock; and
  when required by the SVS.

Only holders of stock registered in the Record of Shareholders at least five days before the date of the pertinent meeting may participate with the right to be heard and vote in shareholders' meetings. Directors and officers other than shareholders may participate in shareholders' meetings with the right to be heard.

Shareholders may be represented at meetings by other individuals, regardless of whether or not those persons are shareholders themselves. Representation must be conferred five days before the date of the relevant meeting, in writing, and for the total number of shares held by the shareholder.

Limitations on the Right to Own Securities

The right to own any kind of property is guaranteed by the Chilean Constitution, and the Chilean Corporations Law does not contain any general limitation regarding the right to own securities. There are, however, certain limitations on the right of foreigners to own securities of Chilean corporations, but only for certain special types of companies. Madeco is not affected by these limitations, and Madeco's bylaws do not contain limitations or restrictions in this regard.

Takeover Defenses

Madeco's bylaws do not contain any provisions that would have the effect of delaying, deferring or preventing a change in control of Madeco and that would operate only with respect to a merger, acquisition or corporate restructuring involving Madeco (or any of its subsidiaries).

Ownership Threshold

Madeco's bylaws do not contain any ownership threshold above which shareholder ownership must be disclosed. For a description of the ownership thresholds mandated by Chilean law, see: "- Rights, preferences and restrictions regarding shares".

Changes in the Capital

Madeco's bylaws do not impose any conditions that are more stringent than those required by law for effecting changes in the capital of the Company.

Material Contracts

Amended and Restated Loan Agreement, dated as of December 18, 2002, among Madeco S.A. as Borrower, and Bank Of America, N.A. together with Bankboston N.A., Nassau Branch as Lenders.

Amended and Restated Loan Agreement, dated as of December 18, 2002, among Madeco S.A. as Borrower, and the Bank Lenders (Citibank, N.A., Agencia en Chile, Scotiabank Sud Americano, Banco de Chile, Dresdner Bank Lateinamerika, Banco del Estado de Chile, Banco de Credito e Inversiones, Corpbanca, Banco Bice, Banco Santander-Chile, Bankboston, N.A., Sucursal en Chile, Banco Security and Banco del Desarrollo). For a discussion of this amendment, see: "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Bonds".

Exchange Controls

The Central Bank of Chile is responsible for, among other things, monetary policies and exchange controls in Chile. See "Item 3. Key Information - Exchange Rates". Foreign investments can be registered with the Foreign Investment Committee under Decree Law No. 600 - registration which grants the investor access to the Formal Exchange Market - or with the Central Bank of Chile under Chapter XIV of the Central Bank Foreign Exchange Regulations.

Effective April 19, 2001, the Central Bank of Chile abrogated the then existing Chapter XXVI of the Central Bank Foreign Exchange Regulations ("Chapter XXVI"), which addressed issuances of ADSs by a Chilean company, and issued an entirely new set of Foreign Exchange Regulations (the "2001 Foreign Exchange Regulations"), virtually eliminating all the restrictions and limitations that had been in force up to that date. The 2001 Foreign Exchange Regulations were based upon the general principle that foreign exchange transactions can be done freely in Chile by any person, notwithstanding the power conferred by law to the Central Bank of Chile of imposing certain restrictions and limitations on such transactions.

With the issuance of the 2001 Foreign Exchange Regulations, the approval by the Central Bank of Chile required for access to the Formal Exchange Market was replaced with the requirement of disclosure of the relevant transactions to the Central Bank of Chile. However, some foreign exchange transactions, notably foreign loans, capital investment or deposits, continued to be subject to the requirement of being effected through the Formal Exchange Market.

The 2001 Foreign Exchange Regulations, among others, eliminated the following restrictions:

(1) prior authorization by the Central Bank of Chile for the entry of capital in connection with foreign loans, investment, capital contribution, bonds and ADSs;

(2) prior authorization by the Central Bank of Chile for the remittance of capital in connection with repatriation of capital, dividends and other benefits related to capital contributions and investment, and prepayment of foreign loans;

(3) minimum risk classification restrictions and terms for the issuance of bonds;

(4) restrictions to the issuance of ADSs. Therefore, the rules established under Chapter XXVI of the previous Foreign Exchange Regulations were abrogated; and

(5) Mandatory Reserve deposits for foreign capital.

The abrogation of Chapter XXVI by the 2001 Foreign Exchange Regulations implied that the issuance of ADSs by a Chilean company remained subject to the rules contained in Chapter XIV of such regulations, according to which credits, deposits, investments and capital contributions coming from abroad must be effected through the Formal Exchange Market.

According to the 2001 Foreign Exchange Regulations, the foreign exchange transactions performed before April 19, 2001, remained subject to the regulations in effect at the time of the transactions, unless the interested parties elected the applicability of the 2001 Foreign Exchange Regulations, thereby expressly waiving the applicability of the regulations in force at the time of the execution of the respective transaction.

Effective March 1, 2002, the Central Bank of Chile has abrogated the then existing Central Bank Foreign Exchange Regulations, i.e. the 2001 Foreign Exchange Regulations, and issued an entirely new set of Foreign Exchange Regulations (the "New Regulations"), thereby continuing the liberalization of the foreign exchange regulations. As the 2001 Foreign Exchange Regulations, the New Regulations are also based upon the general principle that foreign exchange transactions can be done freely in Chile by any person, notwithstanding the power conferred by law to the Central Bank of Chile of imposing certain restrictions and limitations on such transactions.

The New Regulations also require the disclosure of the relevant transaction to the Central Bank of Chile and that some foreign exchange transactions, notably foreign loans, capital investments or deposits, be effected through the Formal Exchange Market.

The issuance of ADSs by a Chilean company remains subject to the rules contained in Chapter XIV. These rules were partly amended in the New Regulations, which allow the use of proceeds from a foreign credit, deposit, investment or capital contribution directly abroad, i.e., without delivering the currency into Chile. The direct use abroad of the proceeds of a foreign credit, deposit, investment or capital contribution remain subject to the obligation of informing the Central Bank of Chile of the transaction.

The New Regulations have also simplified the forms required to provide the information to the Central Bank of Chile, so as to reduce the time needed to effect foreign exchange transactions by foreign investors in Chile.

The New Regulations contain a transitory norm establishing that foreign exchange transactions performed before April 19, 2001, remain subject to the regulations in effect at the time of the transactions, unless the interested parties elect the applicability of the New Regulation, thereby expressly waiving the applicability of the regulations in force at the time of the execution of the relevant transaction.

A Foreign Investment Contract was entered into among the Central Bank of Chile, the Company and the Depositary pursuant to Article 47 of the Central Bank Act and Chapter XXVI. According to Chilean law, a contract is ruled by the law in effect at the time of the execution of the contract. Therefore, the Foreign Investment Contract entered into among the Central Bank of Chile, the Company and the Depositary is ruled by the foreign exchange regulations in force before April 19, 2001, among which is Chapter XXVI.

Absent the Foreign Investment Contract, under Chilean exchange controls in force until April 19, 2001, investors would not have been granted access to the Formal Exchange Market for the purpose of converting Chilean pesos to U.S. dollars and repatriating from Chile amounts received in respect of deposited shares or shares withdrawn from deposit on surrender of ADSs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares and any rights with respect thereto). In December 1999, amendments were introduced in Chapter XXVI whereby, among other things, the Central Bank of Chile was authorized to reject applications under such regulations without expression of cause. In resolving on such applications, the Central Bank of Chile was required to take into account the situation of the balance of payments and the stability of the capitals account. However, the Central Bank of Chile was authorized to require certain conditions to the applicants prior to resolving on the applications. In April 2000, Chapter XXVI was again amended in order to incorporate, in addition to shares issued by Chilean corporations, quotes of investment funds as eligible to be converted into ADSs. Chapter XXVI did not require delivery of a new application in case of the entry of U.S. dollars intended for the acquisition of shares not subscribed by the shareholders or by the transferees of the options to subscribe the shares.

Under Chapter XXVI and the Foreign Investment Contract, the Central Bank of Chile agreed to grant to the Depositary, on behalf of ADR holders, and to any non-Chilean resident investor who withdrew Shares upon surrender of ADSs (such Shares being referred to herein as "Withdrawn Shares") access to the Formal Exchange Market to convert Chilean pesos to U.S. dollars (and to remit such dollars outside of Chile) in respect of Shares represented by ADSs or Withdrawn Shares, including amounts received as (a) cash dividends, (b) proceeds from the sale in Chile of Withdrawn Shares (subject to receipt by the Central Bank of Chile of a certificate from the holder of the Withdrawn Shares (or from an institution authorized by the Central Bank of Chile) that such holder's residence and domicile were outside Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm established in Chile) that such Withdrawn Shares had been sold on a Chilean exchange), (c) proceeds from the sale in Chile of pre-emptive rights to subscribe for and purchase additional Shares, (d) proceeds from the liquidation, merger or consolidation of the Company and (e) other distributions, including, without limitation, those resulting from any recapitalization, as a result of holding Shares represented by ADSs or Withdrawn Shares. Access to the Formal Exchange Market in the case of (a), (b), (c) and (d) above would be available for only five working days following the sale of the shares on the stock exchange. Transferees of Withdrawn Shares would not be entitled to any of the foregoing rights under Chapter XXVI unless the Withdrawn Shares were redeposited with the Custodian. Investors receiving Withdrawn Shares in exchange for ADSs would have the right to redeposit such Shares in exchange for ADSs, provided that certain conditions to redeposit were satisfied. For a description of the Formal Exchange Market, see "3A Exchange Rates". Alternatively, according to the amendments introduced to Chapter XXVI in December 1999, in case of Withdrawn Shares and their subsequent sale in a stock exchange, the Chilean peso proceeds obtained thereby could be converted into U.S. dollars in a market different from the Formal Exchange Market within five business days from the date of the sale.

Chapter XXVI provided that access to the Formal Exchange Market in connection with the sale of Withdrawn Shares or distributions thereon would be conditioned upon receipt by the Central Bank of Chile of a certification by the Depositary or the Custodian, as the case might have been, that such Shares had been withdrawn in exchange for delivery of the pertinent ADSs and receipt of a waiver of the benefits of the Foreign Investment Contract with respect thereto (except in connection with the proposed sale of the Shares) until such Withdrawn Shares were redeposited. Chapter XXVI also provided that access to the Formal Exchange Market in connection with dividend payments was conditioned on certification by the Company to the Central Bank of Chile that a dividend payment had been made. The provision contained in Chapter XXVI that established that access to the Formal Exchange Market in connection with dividend payments was conditioned on certification by the Company to the Central Bank of Chile that any applicable tax had been withheld was eliminated on November 23, 2000.

Chapter XXVI and the Foreign Investment Contract provided that a person who brought foreign currency into Chile, including U.S. dollars, to purchase Shares entitled to the benefit of the Foreign Investment Contract was required to convert such foreign currency into Chilean pesos on the same date and had five banking business days within which to invest in Shares in order to receive the benefit of the Foreign Investment Contract. If such person decided within such period not to acquire Shares, such person could access the Formal Exchange Market to reacquire foreign currency, provided that the applicable request was presented to the Central Bank of Chile within seven banking days of the initial conversion into pesos. Shares acquired as described above could be deposited in exchange for ADSs and receive the benefit of the Foreign Investment Contract, subject to receipt by the Central Bank of Chile of a certificate from the Depositary that such deposit had been effected and that the related ADSs had been issued and receipt by the Custodian of a declaration from the person making such deposit waiving the benefit of the Foreign Investment Contract with respect to the deposited Shares.

Chapter XXVI required foreign investors acquiring shares or securities in Chile to maintain a mandatory reserve (the "Mandatory Reserve") for one year in the form of a non-interest bearing U.S. dollar deposit with the Central Bank, or to pay to the Central Bank a non-refundable fee (the "Fee"). Such reserve requirement was imposed with respect to investments made by foreign investors to acquire shares or securities in the secondary market, but did not apply to capital contributions made for purposes of paying-in capital for a newly created company or increasing the capital of an existing company. As of June 1, 1999, the Mandatory Reserve was not applied to foreign investments made for purposes of acquiring shares of a stock corporation, provided that the investor was entitled to the benefit of Chapter XXVI, and that such acquisition was consummated in accordance with the provisions of Chapter XXVI. On September 17, 1998, the Central Bank of Chile reduced the Mandatory Reserve to 0%.

Access to the Formal Exchange Market under any of the circumstances described above was not automatic. Pursuant to Chapter XXVI, such access required approval of the Central Bank of Chile based on a request presented through a banking institution established in Chile within five business days from the occurrence of any of the events described in letters (a), (b), (c) and (d) above. Pursuant to the Foreign Investment Contract, if the Central Bank of Chile had not acted on such request within seven banking days, the request would be deemed approved.

Under current Chilean law, the Foreign Investment Contract cannot be changed unilaterally by the Central Bank of Chile. No assurance can be given, however, that new restrictions applicable to the holders of ADSs, the disposition of underlying Shares or the repatriation of the proceeds from such disposition will not be reinstated in the future by the Central Bank of Chile, nor can there be any assessment of the possible duration or impact of such restrictions.

Taxation

Chilean Tax Considerations

The following discussion relates to Chilean income tax laws presently in force, including Ruling No. 324 of January 29, 1990 of the Chilean Internal Revenue Service and other applicable regulations and rulings in effect on the date of this Annual Report, all of which are subject to change. The discussion summarizes the principal Chilean income tax consequences of an investment in the ADSs or Shares by a person who is neither domiciled in nor a resident of Chile or by a legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile (any such individual or entity, a "Foreign Holder"). For purposes of Chilean tax law, an individual holder is a resident of Chile if he has resided in Chile for more than six consecutive months in one calendar year or for a total of six months, whether consecutive or not, in two consecutive tax years. The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor's particular tax situation.

Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may only be amended by another statute. In addition, the Chilean tax authorities enact rulings and regulations of either general or specific application and interpret the provisions of Chilean tax law. Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations, but Chilean tax authorities may change these rulings, regulations and interpretations prospectively. There is no income tax treaty in force between Chile and the United States.

Cash Dividends and Other Distributions

Cash dividends paid by Madeco with respect to the ADSs or Shares held by a Foreign Holder will be subject to a 35% Chilean withholding tax, which is withheld and paid over to the Chilean tax authorities by Madeco (the "Withholding Tax"). A credit against the Withholding Tax is available based on the level of corporate income tax actually paid by Madeco on the income to be distributed (the "First-Category Tax"); however, this credit does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. In addition, if Madeco distributes less than all of its distributable income, the credit for First-Category Tax paid by Madeco is proportionately reduced. Presently, the First-Category Tax rate is 16%. The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a foreign holder, assuming a Withholding Tax rate of 35%, an effective First-Category Tax rate of 16% and a distribution of 30% of the consolidated net income of Madeco distributable after payment of the First-Category Tax:

Madeco taxable income	100
First-Category Tax (16% of Ch$100)	(16)
Net distributable income	84
Dividend distributed (30% of net distributable income)	25.2
Withholding Tax (35% of the sum of Ch$25.2 dividend plus Ch$4.8 First-Category Tax paid)	(10.5)
Credit for 30% of First-Category Tax	4.8
Net additional tax withheld	(5.7)
Net dividend received	19.5
Effective dividend withholding rate	22.6%

In general, the effective dividend Withholding Tax rate, after giving effect to the credit for the First-Category Tax, can be calculated using the following formula:

(Withholding Tax Rate) - (First-Category Tax Rate)

Effective Dividend Withholding Tax Rate = 1 - (First-Category Tax Rate)

Under Chilean income tax law, dividends generally are assumed to have been paid out of the Company's oldest retained profits for purposes of determining the level of First-Category Tax that was paid by the Company. For information as to the retained earnings of the Company for tax purposes and the tax credit available on the distribution of such retained earnings, see Note 24 to the Company's Consolidated Financial Statements. The effective rate of Withholding Tax to be imposed on dividends paid by Madeco will vary depending upon the amount of First-Category Tax paid by the Company on the earnings to which the dividends are attributed. The effective rate for dividends attributed to earnings from 1991 until 2001, for which the First-Category Tax was 15%, generally was 23.5%. For 2002, the First-Category Tax rate is 16%, which results in an effective rate of Withholding Tax of 22.6%. In 2003, the First-Category Tax rate will be 16.5%, and from 2004 onwards, the First-Category Tax rate will be 17%.

For dividends attributable to the Company's profits during years when the First-Category Tax was 10% (before 1991), the effective dividend Withholding Tax rate will be 27.8%. However, whether the First-Category Tax is 10%, 15% or 16%, the effective overall combined tax rate imposed on the Company's distributed profits will be 35%.

Dividend distributions made in property would be subject to the same Chilean tax rules as cash dividends based on the fair market value of such property. Stock dividends and the distribution of preemptive rights are not subject to Chilean taxation.

Capital Gains

Gain from the sale or other disposition by a Foreign Holder of ADSs (or ADSs evidencing ADSs) outside Chile will not be subject to Chilean taxation. The deposit and withdrawal of Shares in exchange for ADSs will not be subject to any Chilean taxes.

Gain recognized on a sale or exchange of Shares (as distinguished from sales or exchanges of ADSs evidencing ADSs representing such Shares) may be subject to both the First-Category Tax and the Withholding Tax (the former being creditable against the latter) if either, (i) the Foreign Holder has held the Shares for less than one year since exchanging ADSs for the Shares, (ii) the Foreign Holder acquired and disposed of the Shares in the ordinary course of its business or as a habitual trader of shares or (iii) the Foreign Holder and the purchaser of the Shares are "related parties" within the meaning of Article 17, Number 8, of the Chilean Income Tax Law. In all other cases, gain on the disposition of Shares will be subject only to a capital gains tax which is assessed at the same rate as the First-Category Tax (currently imposed at a rate of 16%).

Gain recognized in the transfer of Shares that have a high presence in the stock exchange, however, is not subject to capital gains tax in Chile, provided that the Shares are transferred in a local stock exchange, in other authorized stock exchanges (up to this date, the New York Stock Exchange, the London Stock Exchange and the Madrid Stock Exchange have been authorized for these purposes), or within the process of a public tender of shares governed by the Chilean Securities Market Act. The Shares must also have been acquired either in a stock exchange, within the referred process of a public tender of shares governed by the Chilean Securities Market Act, in an initial public offer of shares resulting from the formation of a corporation or a capital increase of the same, or in an exchange of convertible bonds. Shares are considered to have a high presence in the stock exchange when they (i) are registered in the Securities Registry, (ii) are registered in a Chilean stock exchange, and (iii) have an adjusted presence equal to or above 25%. To calculate the adjusted presence of a particular Share, the aforementioned regulation states that, the number of days in which the operations regarding the Shares exceeded the equivalent of UF200 (as of June 21, 2002, approximately US$4,713) in Chilean pesos within the previous 180 business days of the stock market must be determined. That number must then be divided by 180, multiplied by 100, and expressed in a percentage value. The referred tax regime does not apply in case the transaction involves an amount of Shares that would allow the acquirer to take control of the publicly traded corporation, in which case the ordinary tax regime referred in the previous paragraph will apply, unless the sale complies with one of the following conditions:(i) the transfer is part of a tender offer governed by the Chilean Securities Market Act; or (ii) the transfer is done in a Chilean stock exchange, without substantially exceeding the market price.

Capital gains obtained in the sale of shares that are publicly traded in a stock exchange are also exempt from capital gains tax in Chile when the sale is made by "foreign institutional investors", such as mutual funds and pension funds, provided that the sale is made in a stock exchange or in accordance with the provisions of the Securities Market Law, or in any other form authorized by the Superintendencia de Valores y Seguros (Superintendency of Securities and Insurance, or "SVS"). To qualify as a foreign institutional investor, the referred entities must be formed outside of Chile, not have a domicile in Chile, and they must be at least one of the following:

    An investment fund that offers its shares or quotas publicly in a country with an investment grade for its public debt, according to a classification performed by an international risk classification entity registered with the SVS;
    An investment fund registered with a regulatory agency or authority from a country with an investment grade for its public debt, according to a classification performed by an international risk classification entity registered with the SVS, provided that its investments in Chile constitute less than 30% of the share value of the fund, including deeds issued abroad representing Chilean securities, such as ADSs of Chilean companies;
    An investment fund whose investments in Chile represent less than 30% of the share value of the fund, including deeds issued abroad representing Chilean securities, such as ADSs of Chilean companies, provided that not more than 10% of the share value of the fund is directly or indirectly owned by Chilean residents;
    A pension fund, i.e., those formed exclusively by natural persons that receive pensions out of an accumulated capital in the fund;
    A Foreign Capital Investment Fund, as defined in Law N 18,657; or
    Any other foreign institutional investor that complies with the requirements set forth through general regulations for each category of investor, prior information from the SVS and the Chilean tax authority or Servicio de Impuestos Internos ("SII").

The foreign institutional investor must not directly or indirectly participate in the control of the corporations issuing the shares it invests in nor possess or participate in 10% or more of the capital or the profits of the same corporations.

Other requirements for the exemption to apply are that the referred foreign institutional investors must execute a written contract with a bank or a stock broker, both incorporated in Chile. In this contract, the bank or stock broker undertake to perform the purchase and sale orders, as well as to verify the applicability of the tax exemption and inform the SII of the investors it operates with and the transactions it performs. Finally, the foreign institutional investor must register with the SII by means of a sworn statement issued by the entities referred above (bank or stock broker).

The tax basis of Shares received in exchange for ADSs will be the acquisition value of the Shares on the date of exchange. The valuation procedure set forth in the Deposit Agreement, which values Shares which are being exchanged at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, will determine the acquisition value for this purpose. Consequently, the surrender of ADSs for Shares and the immediate sale of the Shares for the value established under the Deposit Agreement will not generate a capital gain subject to taxation in Chile.

The exercise of preemptive rights relating to the Shares will not be subject to Chilean taxation. Any gain on the sale of preemptive rights relating to the Shares will be subject to both the First-Category Tax and the Withholding Tax (the former being creditable against the latter).

Other Chilean Taxes

There are no Chilean inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of ADSs by a Foreign Holder, but such taxes generally will apply to the transfer at death or by gift of the Shares by a Foreign Holder. There are no Chilean stamp, issue, registration or similar taxes or duties payable by Foreign Holders of ADSs or Shares.

Withholding Tax Certificates

Upon request, Madeco will provide to Foreign Holders appropriate documentation evidencing the payment of the Chilean Withholding Tax (net of applicable First-Category Tax).

United States Tax Considerations

The following is a summary of certain United States federal income tax consequences of the ownership of Shares or ADSs by an investor that is a U.S. Holder (as defined below) that holds the Shares or ADSs as capital assets. This summary does not purport to address all material tax consequences of the ownership of Shares or ADSs, and does not take into account the specific circumstances of any particular investors (such as tax-exempt entities, certain insurance companies, broker-dealers, traders in securities that elect to mark-to-market, investors liable for alternative minimum tax, investors that actually or constructively own 10% or more of the voting stock of the Company, investors that hold Shares or ADSs as part of a straddle or a hedging or conversion transaction or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar), some of which may be subject to special rules. This summary is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) as in effect on the date hereof, all of which are subject to change (or changes in interpretation), possibly with retroactive effect.

For purposes of this discussion, a "U.S. Holder" is any beneficial owner of Shares or ADSs that is (i) a citizen or resident of the United States, (ii) a corporation or partnership organized under the laws of the United States or any State, (iii) an estate whose income is subject to United States federal income tax regardless of its source or (iv) a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust. The discussion does not address any aspects of United States taxation other than federal income taxation. Investors are urged to consult their tax advisors regarding the United States federal, state and local and other tax consequences of owning and disposing of Shares and ADSs.

In general, assuming that the representations of the Depositary are true and that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms, for United States federal income tax purposes, holders of ADSs evidencing ADSs will be treated as the owners of the Shares represented by those ADSs, and exchanges of Shares for ADSs, and ADSs for Shares, will not be subject to United States federal income tax.

Cash Dividends and Other Distributions

Under the United States federal income tax laws, and subject to the passive foreign investment company ("PFIC") rules discussed below, U.S. Holders will include in gross income the gross amount of any dividend paid (after reduction for any Chilean First-Category Tax that is credited against Chilean Withholding Tax, but before reduction for the net amount of Chilean Withholding Tax) by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) as ordinary income when the dividend is actually or constructively received by the U.S. Holder, in the case of Shares, or by the Depositary, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction. Dividends paid to a U.S. Holder that is a corporation are not eligible for the dividends received deduction available to corporations. New tax legislation signed into law on May 28, 2003, provides for a maximum 15% United States tax rate on the dividend income of an individual U.S. Holder with respect to dividends paid by a domestic corporation or "qualified foreign corporation." A qualified foreign corporation generally includes a foreign corporation if (i) its shares (or, according to the legislative history of the new legislation, its ADSs) are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive United States income tax treaty. The ADSs are traded on the New York Stock Exchange. As a result, the Company may be treated as a qualified foreign corporation. However, if the Company is treated as a PFIC, as discussed below, it will not be a qualified foreign corporation. If the Company is a qualified foreign corporation, dividends paid to an individual U.S. Holder with respect to Shares or ADSs should, subject to generally applicable limitations, be taxed at a maximum rate of 15%. The maximum 15% tax rate is effective with respect to dividends included in income during the period beginning on or after January 1, 2003, and ending December 31, 2008. However, due to the absence of specific statutory or regulatory provisions addressing the ADSs, there can be no assurance that such reduced rate will apply and each U.S. Holder should consult its own tax advisor regarding the treatment of dividends.The amount of the dividend distribution includible in income of a U.S. Holder will be the U.S. dollar value of the Chilean peso payments made, determined at the spot Chilean peso/U.S. dollar rate on the date such dividend distribution is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes.

Subject to certain generally applicable limitations, the net amount of Chilean Withholding Tax (after reduction for the credit for Chilean First-Category Tax) paid over to Chile will be creditable against the U.S. Holder's United States federal income tax liability. For foreign tax credit limitation purposes, the dividend will be income from sources without the United States. In the case of U.S. individuals, if the reduced rate of tax on dividends applies to such holder, such limitations and restrictions will appropriately take into account the rate differential under rules similar to section 904(b)(2)(B) of the Internal Revenue Code. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding their application to the particular circumstances of such holder.

Pro rata distributions of Shares or preemptive rights generally are not subject to United States federal income tax. The basis of the new Shares or preemptive rights (if such rights are exercised or sold) generally will be determined by allocating the U.S. Holder's adjusted basis in the old shares between the old Shares and the new Shares or preemptive rights received, based on their relative fair market values on the date of distribution (except that the basis of the preemptive rights will be zero if the fair market value of the rights is less than 15% of the fair market value of the old Shares at the time of distribution, unless the U.S. Holder irrevocably elects to allocate basis between the old Shares and the preemptive rights). The holding period of a U.S. Holder for the new Shares or preemptive rights will include the U.S. Holder's holding period for the old Shares with respect to which the new Shares or preemptive rights were issued.

Capital Gains

U.S. Holders will not recognize gain or loss on deposits or withdrawals of Shares in exchange for ADSs or on the exercise of preemptive rights. U.S. Holders will recognize capital gain or loss on the sale or other disposition of ADSs or Shares (or preemptive rights with respect to such Shares) held by the U.S. Holder or by the Depositary equal to the difference between the amount realized and the U.S. Holder's tax basis in the ADSs or Shares. Any gain recognized by a U.S. Holder generally will be treated as United States source income. Consequently, in the case of a disposition of Shares or preemptive rights (which, unlike a disposition of ADSs, will be taxable in Chile), the U.S. Holder may not be able to claim the foreign tax credit for Chilean tax imposed on the gain unless it appropriately can apply the credit against tax due on other income from foreign sources. Loss generally would be treated as United States source loss.

With respect to sales occurring on or after May 6, 2003, but before January 1, 2009, the long-term capital gain tax rate for an individual U.S. Holder is 15%. For sales occurring before May 6, 2003, or after December 31, 2008, under current law the long-term capital gain rate for an individual U.S. Holder is 20%.

PFIC Rules

Madeco believes that it should not be treated as a passive foreign investment company (a "PFIC") for United States federal income tax purposes, although this conclusion is subject to some uncertainty given the lack of definitive asset values for non publicly-traded or illiquid assets. This conclusion is a factual determination made annually and thus may be subject to change.

In general, the Company will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held the Company's ADSs or Shares, either (i) at least 75% of the gross income of the Company for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of the Company's assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income. If the Company is treated as a PFIC, a U.S. Holder would be subject to special rules with respect to (a) any gain realized on the sale or other disposition of Shares or ADSs and (b) any "excess distribution" by the Company to the U.S. Holder (generally, any distributions to the U.S. Holder in respect of the Shares or ADSs during a single taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in respect of the Shares or ADSs during the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the Shares or ADSs). Under these rules, (i) the gain or excess distribution would be allocated ratably over the U.S. Holder's holding period for the Shares or ADSs, (ii) the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income, (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year and (iv) the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If the Company is treated as a PFIC, a U.S. Holder may be able to make a mark-to-market election if the Company's stock is treated as regularly traded on a registered national securities exchange or other exchange to the extent permitted by the Internal Revenue Service, or "IRS". If the election is made, the PFIC rules described above will not apply. Instead, in general, the electing U.S. Holder will be required to include as ordinary income each year the excess, if any, of the fair market value of the Shares or ADSs at the end of the taxable year over the U.S. Holder's adjusted tax basis in the Shares or ADSs. The electing U.S. Holder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis in the Shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). An electing U.S. Holder's tax basis in the Shares or ADSs will be adjusted to reflect any such income or loss amounts.

Alternatively, a U.S. holder of shares or ADSs in a PFIC can sometimes avoid the rules described above by electing to treat the company as a "qualified electing fund" under section 1295 of the Internal Revenue Code. This option will not be available to U.S. Holders because the Company does not intend to comply with the requirements necessary to permit a U.S. Holder to make this election. U.S. Holders should consult their own tax advisors concerning the U.S. federal income tax consequences of holding Shares or ADSs if the Company is considered a passive foreign investment company in any taxable year.

 Information Reporting and Backup Withholding

Dividends in respect of the Shares or ADSs and proceeds from the sale, exchange, or redemption of the Shares or ADSs may be subject to information reporting to the United States Internal Revenue Service and a backup withholding tax of 28% may apply unless the U.S. Holder furnishes a correct taxpayer identification number or certificate of foreign status or is otherwise exempt from backup withholding. Generally, a U.S. Holder will provide such certification on Form W-9 and a non-U.S. Holder will provide such certification on Form W-8BEN.

Documents on Display

The constituent documents of the Company, exhibits to this and previous Annual Reports and other documents referred to herein may be inspected at the Company's main corporate office at Ureta Cox 930, Santiago, Chile.

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risk from interest rate changes, foreign currency fluctuations and changes in the market values of its investments.

Policies and Procedures

In the normal course of its business, the Company applies established policies and procedures to manage its exposure to changes in interest rates, foreign currencies and the fair market value of certain of its investments using a variety of financial instruments.

It is the Company's policy to enter into foreign currency and interest rate transactions and other financial instruments only to the extent considered necessary to meet its objectives as stated above. The Company does not enter into these transactions for speculative purposes.

The following discussion about the Company's risk management includes "forward-looking statements" that involve risks and uncertainties. Actual results could differ from those projected in the forward-looking statements. See: "Forward Looking Statements". In addition to the inherent risks related to the operations in each of its segments and countries in which it does business, the Company faces material market risk exposures in three categories: foreign currency exchange rate risk, interest rate risk and commodity price risk. The following discussion provides additional information regarding the Company's exposure to each of these risks as of December 31, 2002.

Foreign Currency Exchange Rate Risk

Exposure to foreign currency exchange rate risk relates to the Company's positions held in cash and cash equivalents, bank debt, bonds and other assets and liabilities indexed to currencies other than Chilean pesos.

In accordance with Technical Bulletin 64 of the Chilean Institute of Accountants (BT64), most investments in foreign companies as well as various liabilities associated with these foreign investments should be considered as a net U.S. dollar exposure.

With respect to the Company's foreign investment exposure, gains and losses from exchange rate variations are registered directly to the cumulative adjustment from foreign currency translation account included in other reserves in shareholders' equity, without impacting the Company's income statement. Assuming a 10% increase during 2003 of the Chilean peso/U.S. dollar exchange rate with respect to 2002 year-end balances, the impact on equity would be an increase in the Company's cumulative translation adjustment account of approximately Ch$11,303 million.

The Company's net exposure to foreign currency (U.S. dollar) exchange rate risk in Chilean pesos at December 31, 2002 was Ch$81,820 (equivalent to US$113,859) million. Assuming a 10% increase during 2003 of the Chilean peso/U.S. dollar exchange rate with respect to 2002 year-end balances, the result would be a pre-tax accounting loss of approximately Ch$81,82 million. In addition to the Company's net exposure in foreign investments, there are other assets and liabilities subject to foreign exchange fluctuations whose results impact the income statement. In particular, the Company maintains local currency exposures in Brazil, Argentina and Peru, all of which could affect the income statement. A simultaneous increase of 10% in the exchange rate in Argentina, Brazil and Peru of their respective local currencies in relation to the U.S. dollar during 2002 would result in a net loss of Ch$1,499 million.

As of December 31, 2002, approximately 59% of the Company's outstanding debt was exposed to an exchange rate fluctuation between the Chilean peso and other currencies. However, according to BT64, certain liabilities are considered as financial hedges of investment abroad. See Note 2(w) to the Consolidated Financial Statements.

Part of the Company's inventories are valued in U.S. dollars and therefore foreign exchange fluctuations will generate a profit or loss on the Company's results. Assuming a 10% increase during 2003 of the Chilean peso/U.S. dollar exchange rate with respect to 2002 year-end balances, the result would be a pre-tax gain of approximately Ch$3,815 million.

Interest Rate Risk

Exposure to interest rate risk reflects the Company's exposure to floating interest debt as well as debt renewals or rollovers which could be reset at higher than existing interest rates. As of December 31, 2002, approximately 0.1% of the Company's total debt was represented by short-term debt and floating rate debt. The Company's net exposure to interest rate risk as of December 31, 2002 was Ch$223,184 million. Assuming a 100 basis point, or "b.p.", increase during 2003 in the weighted average interest rate with respect to 2002 year-end balances, the result would be an increase in net annual interest expenses of approximately Ch$3 million.

The Company has contracted debt in different currencies in such a way that a 100 b.p. increase in interest rates is more likely in certain countries than in others. In addition, a significant amount of debt is indexed to Chilean inflation (UF indexed debt), and as such, an increase in Chilean inflation will affect the total interest the Company pays on such debt.

The table summarizing the assets and liabilities subject to interest rate risk at December 31, 2002 is shown in "Item 5. Operating and Financial Review and Prospects - Liquidity".

Commodity Price Risk

Exposure to commodity price risk relates primarily to the Company's metal inventories of copper and aluminum. The Company uses significant amounts of copper and aluminum to manufacture its products. These metal inventories are subject to price-level restatement of their carrying amount with references to trading prices at the London Metal Exchange. The differences arising from consecutive revaluations represent an accounting gain or loss in the income statement's price-level restatement line and depend mainly on market prices for copper and aluminum, which historically have fluctuated widely and are affected by numerous factors beyond the Company's control.

The Company fixes product prices taking into consideration the market value of the principal raw materials it purchases in such a way that prices should normally follow trends in raw material costs (with a short time lag), thereby reducing commodity price risks. Depending on the competitive price environment and general economic conditions, the Company from time to time is unable to pass along raw material cost increases to its customers.

During 2002, the Company sold on a consolidated basis 75,868 tons of copper and 22,831 tons of aluminum. As of December 31, 2002, the Company held inventories of copper and aluminum of 13,268 and 5,817 tons, respectively. Assuming a 10% decrease during 2003 in metal prices with respect to 2002 year-end figures, the result would be a pre-tax accounting loss of approximately Ch$2,217 million.

The following table presents the commodity inventories held by the Company for non-trading purposes at December 31, 2002.

	At December 31, 2002
	Carrying Amount	Fair Value
Copper
Tons	13,268
Value (in Ch$ million)	15,272	15,272
Aluminum
Tons	5,817
Value (in Ch$ million)	6,900	6,900

ITEM 12. Description of Securities Other than Equity Securities

Not applicable

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable

ITEM 14. Material Modifications of the Rights of Security Holders and Use of Proceeds

Not applicable

ITEM 15.

The Company's chief executive officer ("CEO") and chief financial officer ("CFO") have evaluated the effectiveness of the Company's "disclosure controls and procedures" (as defined in Exchange Act rules 13a-14(c) and 15d-14(c)) within the last 90 days. These controls and procedures were designed to ensure that material information relating to the Company and its subsidiaries are communicated to the CEO and the CFO. Based on such evaluation, the Company's CEO and CFO concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information required to be included in the Company's periodic SEC reports. There have been no significant changes in the Company's internal controls and procedures or in other factors that could significantly affect these controls and procedures subsequent to the date of this evaluation.

ITEM 16.

Not applicable

PART III

ITEM 17. Financial Statements

Not applicable

ITEM 18. Financial Statements

Reference is made to pages F-1 through F-71

ITEM 19. Exhibits

Exhibit Description

1.1 Company Bylaws

10.1 Amended and Restated Loan Agreement, dated as of December 18, 2002, among Madeco S.A., as Borrower, and Bank of America N.A., together with Bankboston N.A., Nassau Branch as Lenders for US$13,162,492.24.*

10.2 Amendment to Bond Issuance Agreement (Series B Bond), dated April 10, 2002 between Madeco S.A. and Banco Bice, as trustee (incorporated by reference from Madeco S.A. Annual Report on Form 20-F for the year ended December 31, 2001, filed on June 28, 2002.
    Minutes of Madeco Series B Bondholders meeting, dated October 28, 2002, amending the Amendment to Bond Issuance Agreement (Series B Bond), dated April 10, 2002 between Madeco S.A. and Banco Bice, as trustee.
    Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
    Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

______________________

* Pursuant to Rule 12b-31 under the Exchange Act, only one of the three Amended and Restated Agreements referenced in "Item 5. Operating and Financial Review and Prospects - The Company's Compliance with Financial Covenants and its Refinancing Plan", each dated as of December 18, 2002, is filed herewith. The schedule below sets forth the material details (consisting only of the names of the parties to such Amended and Restated Agreements) in which the two documents which are not filed hereto differ from Exhibit 10.1.

Amended and Restated Loan Agreement, dated as of December 18, 2002, by and between Madeco S.A. and Bankboston N.A., Nassau Branch for US$15,000,000.00.

Amended and Restated Loan Agreement, dated as of December 18, 2002, among Madeco S.A., as Borrower, and the Banks a party thereto, including (Citibank, N.A., Agencia en Chile, Scotiabank Sud Americano, Banco de Chile, Dresdner Bank Lateinamerika, Banco del Estado de Chile, Banco de Credito e Inversiones, Corpbanca, Banco Bice, Banco Santander-Chile, Bankboston, N.A., Sucursal en Chile, Banco Security and Banco del Desarrollo) for US$93,404,553.02.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Madeco S.A.

/s/Tiberio Dall'Olio

Chief Executive Officer

Date: June 30, 2003

I, Tiberio Dall'Olio, certify that:

1. I have reviewed this annual report on Form 20-F of identify registrant;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/Tiberio Dall'Olio
Chief Executive Officer

I, Jorge Tagle, certify that:

1. I have reviewed this annual report on Form 20-F of identify registrant;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/ Jorge Tagle Ovalle

Chief Financial Officer

Exhibits

Exhibit Description

1.1 Company Bylaws

10.1 Amended and Restated Loan Agreement, dated as of December 18, 2002, among Madeco S.A., as Borrower, and Bank of America N.A., together with Bankboston N.A., Nassau Branch as Lenders for US$13,162,492.24.*

10.2 Amendment to Bond Issuance Agreement (Series B Bond), dated April 10, 2002 between Madeco S.A. and Banco Bice, as trustee (incorporated by reference from Madeco S.A. Annual Report on Form 20-F for the year ended December 31, 2001, filed on June 28, 2002.
    Minutes of Madeco Series B Bondholders meeting, dated October 28, 2002, amending the Amendment to Bond Issuance Agreement (Series B Bond), dated April 10, 2002 between Madeco S.A. and Banco Bice, as trustee.
    Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
    Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

______________________

* Pursuant to Rule 12b-31 under the Exchange Act, only one of the three Amended and Restated Agreements referenced in "Item 5. Operating and Financial Review and Prospects - The Company's Compliance with Financial Covenants and its Refinancing Plan", each dated as of December 18, 2002, is filed herewith. The schedule below sets forth the material details (consisting only of the names of the parties to such Amended and Restated Agreements) in which the two documents which are not filed hereto differ from Exhibit 10.1

Amended and Restated Loan Agreement, dated as of December 18, 2002, by and between Madeco S.A. and Bankboston N.A., Nassau Branch for US$15,000,000.00.

Amended and Restated Loan Agreement, dated as of December 18, 2002, among Madeco S.A., as Borrower, and the Banks a party thereto, including (Citibank, N.A., Agencia en Chile, Scotiabank Sud Americano, Banco de Chile, Dresdner Bank Lateinamerika, Banco del Estado de Chile, Banco de Credito e Inversiones, Corpbanca, Banco Bice, Banco Santander-Chile, Bankboston, N.A., Sucursal en Chile, Banco Security and Banco del Desarrollo) for US$93,404,553.02.

madeco S.A. and Subsidiaries

Index to Consolidated Financial Statements

Audited Consolidated Financial Statements

Independent auditors' report F-1

Consolidated balance sheets as of December 31, 2001 and 2002 F-2

Consolidated statements of income for each of the three years in the period ended December 31, 2002 F-4

Consolidated statements of cash flows for each of the three years in the period ended December 31, 2002 F-5

Notes to the consolidated financial statements F-7

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

Madeco S.A.

We have audited the consolidated balance sheets of Madeco S.A. and subsidiaries (the "Company") (a majority owned Subsidiary of Quiñenco S.A.) as of December 31, 2002 and 2001, and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2002 all expressed in thousands of constant Chilean pesos. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Chile and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Madeco S.A. and its subsidiaries as of December 31, 2002 and 2001, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net loss for the years ended December 31, 2002, 2001 and 2000 respectively, and the determination of the shareholders' equity at December 31, 2002 and December 31, 2001, to the extent summarized in Note 36 to the consolidated financial statements.

As explained in note 1 to the consolidated financial statements, the Board of Directors of the foreign subsidiary Metarlúrgica Industrial Argentina S.A. decided to temporarily suspend the activities of the industrial plants of Quilmes, Barracas, Llavallol and San Luis starting January 1, 2002, having previously suspended that of Avellaneda.

As explained in note 34 to the consolidated financial statements, on March 4, 2003, the Group of Madeco S.A.(Quiñenco and Subsidiaries) paid in further capital of ThCh$49,400,491.

Santiago, Chile

February 17, 2003, except for Note 34a., b, and c.

as to which the date is March 4, 2003, Note 34d.

as to which the date is April 9, 2003, and Note 36

as to which the date is June 25, 2003

MADECO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2001 AND 2002

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos (ThCh$) as of December 31, 2002)

		At December 31,
		2001	2002
ASSETS	Note	ThCh$	ThCh$

CURRENT ASSETS:
Cash		2,777,402	3,659,133
Time deposits	5	1,390,068	4,099,568
Marketable securities	5	17,290	-
Trade accounts receivable (net)	6	45,717,471	32,097,302
Notes receivable (net)	6	7,612,921	6,456,512
Other receivables (net)	6	3,604,191	1,909,551
Due from related companies	7	532,681	761,074
Inventories (net)	8	68,676,612	50,732,401
Recoverable taxes	9	6,369,092	3,134,580
Prepaid expenses		529,834	1,403,251
Deferred taxes (net)	9	2,539,464	1,936,208
Other current assets	10	14,011,434	14,605,536

TOTAL CURRENT ASSETS		153,778,460	120,795,116

PROPERTY, PLANT AND EQUIPMENT:	11
Land		15,953,658	15,266,733
Buildings and infrastructure		63,336,267	62,474,514
Machinery and equipment		234,923,338	252,843,356
Other property, plant and equipment		35,132,610	30,418,882
Technical reappraisal of property, plant and equipment		16,315,275	17,037,951
Accumulated depreciation (less)		(159,685,163)	(176,808,938)

PROPERTY, PLANT AND EQUIPMENT , NET	11	205,975,985	201,232,498

OTHER ASSETS:
Investments in related companies	13	9,994,646	10,439,470
Investments in other companies	14	472,607	204,468
Goodwill	15	33,753,201	33,483,950
Negative goodwill (less)	15	(189,384)	(55,415)
Long-term receivables	6	3,357,012	1,104,057
Due from related companies	7	-	106,398
Long-term deferred taxes (net)	9	211,500	2,482,380
Intangibles		395,580	354,891
Amortization (less)		(54,191)	(67,759)
Other	16	9,144,916	8,072,023

TOTAL OTHER ASSETS		57,085,887	56,124,463

TOTAL ASSETS		416,840,332	378,152,077

The accompanying notes are an integral part of these consolidated financial statements

MADECO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2001 AND 2002

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos (ThCh$) as of December 31, 2002)

		At December 31,
		2001	2002
LIABILITIES AND SHAREHOLDERS' EQUITY	Note	ThCh$	ThCh$

CURRENT LIABILITIES:
Short-term liabilities with banks and financial institutions	17	95,445,007	79,009,885
Current portion of long-term liabilities
with banks and financial institutions	17	11,390,740	58,655,405
Current portion of bonds payable	19	3,586,072	5,487,577
Current portion of long-term liabilities		959,301	49,182
Dividends payable		556,777	282,412
Accounts payable		12,590,377	9,507,018
Notes payable		10,269,264	8,790,741
Other payables		1,385,626	1,232,815
Due to related companies	7	511,399	6,250,357
Accrued expenses	20	7,345,630	7,358,994
Withholdings		1,810,932	1,897,370
Unearned income		48,112	302,798
Other current liabilities		3,498,729	614,437

TOTAL CURRENT LIABILITIES		149,397,966	179,438,991

LONG-TERM LIABILITIES:
Liabilities with banks and financial institutions	18	37,737,791	9,066,228
Bonds payable	19	67,002,158	63,517,864
Notes payable		130,065	113,725
Other payables		7,118,424	6,603,254
Due to related companies	7	5,959,675	1,439,395
Accrued expenses	20	6,751,587	4,818,859
Other long-term liabilities		577,571	537,075

TOTAL LONG-TERM LIABILITIES		125,277,271	86,096,400

MINORITY INTEREST	22	15,121,662	13,385,059

COMMITMENTS AND CONTINGENCIES	29	-	-

SHAREHOLDERS' EQUITY:
Paid-in capital		119,041,978	119,731,402
Share premium		5,925,939	5,925,939
Other reserves		39,489,914	51,154,551
Retained earnings		14,184,569	(37,414,398)
Loss for the year		(51,598,967)	(40,165,867)

TOTAL SHAREHOLDERS' EQUITY, (NET)	23	127,043,433	99,231,627

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		416,840,332	378,152,077

The accompanying notes are an integral part of these consolidated financial statements

MADECO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos (ThCh$) as of December 31, 2002)

		For the year ended December 31,
	Note	2000	2001	2002
		ThCh$	ThCh$	ThCh$

OPERATING RESULTS:

NET SALES		321,379,686	341,869,232	256,282,595

COST OF GOODS SOLD		(280,818,556)	(295,494,423)	(224,587,050)

GROSS INCOME		40,561,130	46,374,809	31,695,545

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES		(29,963,304)	(35,388,798)	(27,692,090)

OPERATING INCOME		10,597,826	10,986,011	4,003,455

NON-OPERATING RESULTS:
Non-operating income	24	5,540,492	6,078,486	2,273,176
Non-operating expenses	24	(29,474,433)	(55,963,790)	(41,405,569)
Price-level restatements	4	(5,918,521)	(13,610,792)	(8,442,351)

Non-operating expenses (net)		(29,852,462)	(63,496,096)	(47,574,744)

LOSS BEFORE INCOME TAXES		(19,254,636)	(52,510,085)	(43,571,289)

INCOME TAXES (PROVISION) BENEFIT	9	1,545,115	(430,909)	1,402,348

LOSS BEFORE MINORITY INTEREST		(17,709,521)	(52,940,994)	(42,168,941)

MINORITY INTEREST	22	(120,047)	1,321,259	1,997,934

LOSS BEFORE AMORTIZATION OF
NEGATIVE GOODWILL		(17,829,568)	(51,619,735)	(40,171,007)

AMORTIZATION OF NEGATIVE GOODWILL	15	19,191	20,768	5,140

NET LOSS FOR THE YEAR		(17,810,377)	(51,598,967)	(40,165,867)

The accompanying notes are an integral part of these consolidated financial statements

MADECO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos (ThCh$) as of December 31, 2002)

	For the year ended December 31,
	2000	2001	2002
	ThCh$	ThCh$	ThCh$

CASH FLOWS FROM OPERATING ACTIVITIES:
Cash received from customers	366,921,192	397,414,469	306,480,610
Interest income received	3,097,056	7,100,281	4,957,775
Dividends and other distributions received	19,993	44,824	441,811
Other income received	2,794,635	2,142,625	1,098,433
Payments to suppliers and employees	(347,220,222)	(360,189,470)	(266,171,420)
Interest paid	(23,039,305)	(25,001,468)	(19,329,947)
Income taxes paid	(510,349)	(3,399,603)	(862,129)
Other expenses paid	(763,351)	(103,370)	(940,302)
Value-added tax and similar payments	(13,276,630)	(11,635,892)	(13,274,502)

Net cash provided by (used in) operating activities	(11,976,981)	6,372,396	12,400,329

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of capital stock	7,080,565	-	689,423
Issuance of bonds	38,953,901	24,857,312	-
Repayments of bonds	(1,349,152)	(1,430,982)	(1,520,430)
Repayments of bank borrowings	(142,852,229)	(152,371,691)	(53,023,016)
Banks loans obtained	116,948,693	124,095,567	49,310,239
Payment of dividends by subsidiaries	(147,958)	(271,028)	(23,840)
Loans obtained from related companies	5,941,543	-	-
Bond issuance costs	(672,682)	(334,942)	-
Proceeds from documented loans from related companies	-	-	1,409,052
Payment of capital stock issuance expenses	(8,100)	-	(17,359)

Net cash (used in) provided by financing activities	23,894,581	(5,455,764)	(3,175,931)

CASH FLOWS FROM INVESTING ACTIVITIES:
Other investment income	516,910	1,609,629	288,087
Capital expenditures	(16,468,483)	(8,658,518)	(6,400,830)
Proceeds from sales of investments	466,185	12,722,258	-
Proceeds from sales of property, plant and equipment	133,132	164,867	805,196
Increase in investments	(204,606)	(6,743,499)	-
Investment in marketable securities	(596)	(2,430,981)	(247,129)
Other	(362,261)	(234,571)	-

Net cash used in investing activities	(15,919,719)	(3,570,815)	(5,554,676)

EFFECT OF PRICE-LEVEL RESTATEMENTS ON CASH AND
CASH EQUIVALENTS DURING THE YEAR	(356,730)	(1,714,357)	(490,491)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,358,849)	(4,368,540)	3,179,231

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	13,306,859	8,948,010	4,579,470

CASH AND CASH EQUIVALENTS AT END OF YEAR	8,948,010	4,579,470	7,758,701

The accompanying notes are an integral part of these consolidated financial statements

MADECO S.A. AND SUBSIDIARIES

RECONCILIATION BETWEEN THE NET CASH FLOWS

PROVIDED BY OPERATING ACTIVITIES AND NET LOSS FOR THE YEAR

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos (ThCh$) as of December 31, 2002)

	For the year ended December 31,
RECONCILIATION OF NET CASH PROVIDED BY (USED IN)	2000	2001	2002
OPERATING ACTIVITIES TO NET LOSS FOR THE YEAR	ThCh$	ThCh$	ThCh$

Net loss for the year	(17,810,377)	(51,598,967)	(40,165,867)

Adjustments to reconcile net income (loss) to cash flows provided by operating activities:
Depreciation for the year	14,578,692	15,215,501	12,785,692
Amortization of goodwill and intangibles	2,515,266	2,696,614	2,343,513
Equity in net earnings of affiliated companies	(119,575)	51,025	(281,341)
Loss (gain) on sales of property, plant and equipment	118,339	7,001	(154,655)
Bad debt and inventory obsolescence expense	5,651,496	4,627,253	6,816,960
Minority interest in consolidated subsidiaries	120,047	(1,321,259)	(1,997,934)
Gain on sale of investments	(1,318,752)	(3,416,878)	-
Loss on sale of investments	-	3,791	-
Price-level restatements	5,918,521	13,610,792	8,442,351
Others	1,615,333	17,509,232	17,888,859

Changes in assets and liabilities, net of effects from
purchased companies:
Decrease (increase) in accounts receivable	(5,439,905)	19,119,554	5,975,851
Decrease (increase) in inventories	(8,226,612)	11,933,231	11,674,406
Decrease (increase) in other assets	(14,772,919)	(2,805,031)	24,859,515
Increase (decrease) in accounts payable	3,481,409	(22,202,902)	(35,382,740)
Increase (decrease) in other liabilities	1,712,056	2,943,439	(404,281)

Net cash provided by (used in) operating activities	(11,976,981)	6,372,396	12,400,329

The accompanying notes are an integral part of these consolidated financial statements

MADECO S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) of December 31, 2002)

NOTE 1. THE COMPANY

Madeco S.A. is a sociedad anónima abierta (open stock corporation) organized under the laws of the Republic of Chile ("Chile"), whose shares and American Depositary Receipts are quoted on the Chilean and New York Stock Exchanges, respectively, and whose financial statements are filed with Chilean Superintendencia de Valores y Seguros (Superintendency of Securities and Insurance, or "SVS") and the United States Securities and Exchange Commission ("SEC"). Unless otherwise specified, all references to "Madeco" or the "Company" are to Madeco S.A. together with its consolidated subsidiaries and references to "Madeco Chile" include only Madeco S.A.

The Company is the leading manufacturer in terms of sales and production volume of copper-and-aluminum based products in Chile, selling its products and providing its services to several important sectors of the Chilean economy, most notably the wire and cable, brass mill, flexible packaging and aluminum profiles segments. The Company has expanded into the Argentine market, principally in the production of telecommunications cables, electric power transmission cable, copper tubes and packaging, and into Peru in the wire and cable segment. In January 1997, the Company expanded into Brazil by acquiring a 67% interest in FICAP S.A. ("Ficap"), which is the second largest Brazilian manufacturer of conductive cable and wire and Brazil's third largest manufacturer of optical fiber cable. In February 1998, Madeco acquired the remaining 33% interest in Ficap.

During 1999, in cooperation with Corning Inc., the Company created Ficap Optel Ltda., a Brazilian joint venture created to produce, sell and distribute optical fiber cables. The Company and Corning initially owned 75% and 25%, respectively.

During March 2001, the Company modified its Ficap Optel joint venture agreement with Corning Inc. Corning increased its interest in Ficap Optel from 25% to 50% by acquiring an additional 25% interest, from the Company, for US$20 million (MCh$14,372). The consideration was paid in cash during April 2001, resulting in a net gain of US$5 million (MCh$3,593) for the Company. According to the joint venture agreement, the Company has the right to appoint the Chairman of the Board of Directors and the Chief Executive Officer of the joint venture. Therefore, as the Company controls, through its subsidiary Madeco Brasil S.A., this joint venture, it is consolidated with Metal Overseas S.A. As part of the new joint venture arrangement, Ficap Optel Ltda. changed its name to Optel Ltda. and purchased 99.9% of Optel Argentina S.A. (formerly Corning Cable Systems Argentina S.A.) for US$10 million (MCh$7,186), which was financed through a bank facility.

In 1999, the Company implemented a plan to reorganize and restructure its business activities. The restructuring consisted of a series of planned actions, including a reduction in the number of employees, consolidation of plant facilities and production lines and dispositions of property, plant and equipment that are no longer required due to changes in product plans. In connection with these actions the Company recorded restructuring charges totaling ThCh$19,163,003 as non-operating expenses. Most of these actions were initiated during 1999 and completed during 2000. These charges are summarized as follows:

ThCh$

Adjustment to net realizable value of property, plant and equipment held for sale	5,655,031
Provision for reduction of the workforce (of which ThCh$3,994,156 was
paid at December 31, 1999)	5,608,466
Write-off of goodwill in companies abroad which will substantially reduce
their activities	3,591,795
Provision and write-off of obsolete property, plant and equipment	1,498,192
Adjustment to net realizable value of inventories in Argentina and Uruguay	1,419,042
Consulting fees	607,729
Depreciation of temporarily inactive property, plant and equipment of Barracas plant	529,615
Other restructuring expenses	253,133

Total	19,163,003

At year-end 2001, as a result of the economic and political crisis in Argentina, the Company decided to temporarily close its Argentine subsidiary Decker-Indelqui S.A. (a subsidiary of Metalúrgica Industrial Argentina S.A.) in January, 2002. The manufacturing operations of Decker -Indelqui S.A. were suspended for the plants located in Quilmes, Barracas, San Luis and Llavallol. The property, plant and equipment involved totaled approximately ThCh$25,935,400.

In light of the economic situation in Argentina, a non-recurring provision has been accrued in the amount of ThCh$12,834,224 in 2001, which has been directly reduced from Property, plant and equipment and from Other long-term assets, and has been included in Other non-operating expenses (See Note 24).

All employees at the above mentioned plants were laid off. Severance indemnity accrued in the year ended December 31, 2001 related to this lay-off totaled ThCh$3,249,764 and has been included in Other non-operating expenses (See Note 24).

After the close of the year ended December 31, 2001, Law No. 25,561 was enacted in Argentina, which, among other things, ended the fixed exchange rate that tied the Argentine peso to the U.S. dollar on a 1 to 1 basis, voided indexation based on the Consumer Price Index of other countries, and authorized the Argentine government to renegotiate concession contracts with utility companies.

As a result of Law No. 25,561, the Argentine government established an official exchange rate of 1.4 Argentine peso per 1 U.S. dollar for certain foreign trade operations, and a floating exchange rate for all other transactions, the floating exchange rate was 1.7 Argentine pesos per 1 U.S. dollar on the first day of operations of the exchange market.

Also, the Argentine government decided to convert all U.S. dollar-denominated assets and liabilities to Argentine pesos, except for bank deposits, using a 1-to-1 exchange rate.

Subsequent to December 31, 2001, Law N 25.561 on Public Emergency and Reform to the Exchange Regime of the Republic of Argentina was enacted, which stipulated among other things, the end of the convertibility that fixed the Argentinean peso parity 1 to 1 with the US dollar. The total of the assets related to the investments in Argentinean companies, at December 31, 2001 amounts to ThUS$107,515, net of extraordinary provisions of ThUS$19,256, which were accrued by the Company in order to reflect the effects that at that date were anticipated from the situation the country was undergoing.

During the second quarter of 2002, Company management carried out a study based on the temporary closure of productive plants in Argentina, which showed that the value of property, plant and equipment was not exposed to serious losses since the restart of productive activities starting 2004 would make it possible to reverse the situation and obtain an investment return in a period that was not greater than the useful life of the assets.

At December 31, 2002, Company management accrued a provision of ThUS$6,532 for the Lamination plant (Lomas) of the indirect subsidiary Decker Indelqui S.A. as it had suspended production with no future restart anticipated. This asset, net of provision, was classified in Other Long Term Assets.

Additionally, a ThUS$2,012 provision was accrued for taxes recoverable from the Argentinean Government, as they were considered to be more likely than not unrecoverable.

Currently, the Argentine operation maintains a minimal staff, primarily to sell the Company's existing product inventory in Argentina, market products imported from related companies and ensure the security and maintenance of its five production facilities.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of presentation - The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile ("Chilean GAAP") and the accounting standards of the SVS.

For the convenience of the readers, the consolidated financial statements have been translated into English, and additionally, certain reclassifications have been made and certain subtotals and clarifying account descriptions have been added.

b. Basis of consolidation - The accompanying consolidated financial statements include the accounts of Madeco Chile and majority-owned subsidiary corporations, after elimination of all material intercompany accounts, transaction, and profits. Investment in companies representing ownership of at least 10% but less than 50% are accounted for under the equity method. The consolidated financial statements for the years 2000, 2001 and 2002 include the following major subsidiaries:

Company name	Percentage participation
	2000	2001	2002

Alusa S.A. and subsidiaries	75.96	75.96	75.96
Armat S.A.	100.00	100.00	100.00
Indalum S.A. and subsidiaries	99.16	99.16	99.16
Soinmad S.A. and subsidiaries	100.00	100.00	100.00
Comercial Madeco S.A. - Argentina	100.00	100.00	100.00
Indeco S.A. - Perú (1)	91.19	92.25	92.74
Madeco Overseas S.A. - Cayman Islands	100.00	100.00	100.00
Metal Overseas S.A. and subsidiaries - Cayman Islands	100.00	100.00	100.00
Metalúrgica Industrial Argentina S.A. and subsidiaries - Argentina	100.00	100.00	100.00

  Increase of ownership due to purchase of shares.

c. Price-Level Restatement (Monetary Correction) - The consolidated financial statements are prepared on the basis of general price-level accounting in order to reflect the effect of changes in the purchasing power of the Chilean peso during each year. At the end of each reporting period, the consolidated financial statements are stated in terms of the general purchasing power of the Chilean peso using changes in the Chilean Indice de Precios al Consumidor (Consumer Price Index, or "IPC") as follows:

  Nonmonetary assets, liabilities, and shareholders' equity accounts are restated in terms of year-end purchasing power.
  Monetary items are not restated as such items are, by their nature, stated in terms of current purchasing power in the financial statements.
  The price-level restatement credit or charge in the income statement represents the monetary gain or loss in purchasing power from holding assets and liabilities exposed to the effects of inflation.
  All the accompanying consolidated financial statements have been restated in constant Chilean pesos of general purchasing power on December 31, 2002 ("constant pesos") applied under the "prior month rule" as described below, to reflect changes in the IPC from the financial statement dates to December 31, 2002. This updating does not change the prior years' statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

The general price-level restatements are calculated using the official consumer price index of the Chilean Instituto Nacional de Estadísticas (National Statistics Institute, or "INE") and are based on the prior month rule, in which the inflation adjustments are based on the consumer price index at the close of the month preceding the close of the respective period or transaction. The IPC index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile.

The values of the Chilean IPC used for price-level restatement purposes are as follows:

	December 31,
Year	Index *	Change in index

2000	106.82	4.7%
2001	110.10	3.1%
2002	113.36	3.0%

* Index as of November 30 of each year, under prior month rule described above.

The price-level restated consolidated financial statements do not purport to represent appraised values, replacement cost, or any other current value of assets at which transactions would take place currently and are only intended to restate all nonmonetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

d. Foreign currency translation - Balances in foreign currency have been translated at the year-end exchange rate. Indexed balances have been adjusted according to the readjustment index of the balance or as agreed to for this purpose.

Assets and liabilities (in foreign currency) and UF (an inflation index-linked unit of account) have been translated into Chilean pesos at the following year-end exchange rates:

Currency	2000	2001	2002
	$	$	$

United States Dollar	573.65	654.79	718.61
UF	15,769.92	16,262.66	16,744.12

e. Time deposits - Time deposits are shown at principal, plus accrued interest and indexation at year-end and are less than 90 days until maturity.

f. Marketable securities At December 31, 2001, these consist of Republic of Argentina bonds (variable rate), which are valued at the lower of the cost or market value.

In 2000, marketable securities were related to fixed-income mutual funds, which were valued at year-end market value.

g. Inventories - Inventories of finished products, work in progress and by-products are valued at production cost including direct manufacturing costs plus price-level restatement ("restated cost"). Inventories of goods for resale, raw materials and other materials are valued at restated cost. Work in progress and finished goods include direct and indirect manufacturing costs. Inventory values do not exceed their estimated net realizable value. The related obsolescence allowances for slow-moving items have been deducted from inventories.

h. Allowance for doubtful accounts - Madeco provides allowance for doubtful accounts based on the aging of balances and the customer's financial standing. This allowance is presented as a deduction from Trade Accounts Receivable, Notes Receivable and Other Receivables.

i. Income taxes receivables - This item includes the income taxes receivable resulting from the difference between estimated monthly tax prepayments and the final annual tax return amount, training expenses credits and other recoverable taxes. In addition, it includes the balance of the VAT credit that can be used in the future.

j. Property, plant and equipment - Property, plant and equipment are shown at restated cost that includes actual financing costs incurred by the Company until the assets are in a condition to be used.

k. Depreciation - Depreciation has been determined using the straight-line method based on the estimated useful lives of assets, taking into account the increase in value from the technical reappraisal in accordance with Circular No. 1529 of the Chilean Securities and Exchange Commission, if applicable.

l. Capital leases - Assets acquired under finance leases are accounted for as acquisitions of property, plant and equipment, recording the lease obligation and interest as incurred. The assets are not legally owned by Madeco until they exercise the purchase option.

m. Leasebacks - Madeco records the sale and leaseback of assets maintaining the same value of the assets prior to the transaction. The assets will belong legally to the Madeco after they exercise the purchase option. Losses arising from these transactions are amortized over the useful life of the related asset and are shown in Other property, plant and equipment as part of capital leases.

n. Intangibles - These relate to payments for trademarks and their registration, which represent a potential source of earnings for the Company. They are amortized over the period in which they are expected to benefit the Company in accordance with governmentally defined expiration dates, according to Boletín Técnico No. 55 (Technical Bulletin No. 55, or "BT55") of the Chilean Institute of Accountants.

o. Investments in related companies - Investments in unconsolidated related companies are shown under Other assets and are recorded using the equity method when they represent between 10% and 50% of the voting stock of the investee. Accordingly, the Company's proportional share in net income and losses of each investee is recognized in the non-operating income and expense classifications in the Consolidated Statements of Income on the accrual basis, after eliminating any unrealized profits from transactions between related companies.

Investments in foreign subsidiaries have been valued in accordance with Boletín Técnico No. 64 (Technical Bulletin No. 64, or "BT64") of the Chilean Institute of Accountants and the necessary adjustments have been made to recognize taxes payable by the Company.

p. Goodwill and negative goodwill - The amounts presented for goodwill and negative goodwill represent the difference between the cost of shares in related companies and the equity value of the investment at the time of purchase. Goodwill is amortized over the expected period of return of the investment, with a maximum of 20 years.

q. Other assets - Other - Other assets include inventories with no turnover during the year, valued at cost less allowance for obsolescence.

Also included are assets that are expected to remain idle for an indefinite period, after adjustment to their estimated realizable value.

Other assets also includes judicial deposits and discounts on bonds issued. Fixed assets held for sale have been transferred to current assets and provisions have been recorded to adjust them to their realizable value.

r. Bonds - This item corresponds to the bonds issued by Madeco Chile, at par value plus accrued indexation and interest at each year-end. The difference between par value and the proceeds actually received is deferred and amortized on a straight-line basis over the life of the bonds. This method of amortization approximates the effective interest rate method.

s. Income tax and deferred taxes - Madeco recognizes its income tax obligations in accordance with the tax laws of the respective countries in which it operates. Deferred taxes arising from those items with different tax and book treatment have been recorded as established in Boletín Técnico No. 60 (Technical Bulletin No. 60, or "BT60") of the Chilean Institute of Accountants, as amended.

t. Staff severance indemnities and vacations - Madeco Chile and its subsidiaries which have agreed to pay severance indemnity, record a liability for the payment of long-term severance indemnities based on the present value method (accrued cost of the benefit) assuming an annual discount rate of 6% to 7% and an estimated service period depending on the age and probable tenure of the employee until retirement.

u. Vacations - Employee vacations are shown on an accrued basis at each year-end.

v. Revenue recognition - In general, revenue is recognized when goods are shipped. Income which the Company has billed and collected in advance is deferred until the related goods are shipped. Revenues from telephone line installation contracts are recognized by the percentage of completion method based on the relationship of actual cost incurred to total costs estimated to be incurred over the duration of the contract. Provisions for anticipated contract losses are recognized at the time they become known.

w. Translation of foreign currency financial statements - In accordance with BT64, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean company's operations, or which operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations must be remeasured into U.S. dollars and then translated into Chilean pesos at the year-end exchange rate. Accordingly, the financial statements of the Company's operations outside of Chile are prepared in accordance with Chilean GAAP, with the exception of monetary correction, and are remeasured into U.S. dollars as follows:

  Monetary assets and liabilities are translated at year-end rates of exchange between the U.S. dollar and the local currency.
  All non-monetary assets and liabilities and shareholders' equity are translated at historical rates of exchange between the U.S. dollar and the local currency.
  Income and expense accounts are translated at average rates of exchange between the U.S. dollar and the local currency.
  Any exchange differences are included in the results of operations for the period.

Price-level restatement based on Chilean inflation is applied to any investment equity balances on the Company's books and participation in income is recorded as described above. The Company then compares this value to its participation in the equity of the investee as remeasured into U.S. dollars and translated into Chilean pesos. Any differences are recorded as an adjustment to the investment account and to Shareholders' Equity as "cumulative adjustment from foreign currency translation".

In addition, BT64 introduced the concept of recording the effect of foreign exchange adjustments arising from hedge transactions that cover the exposure of investments abroad. The excess of exchange losses over related Price-level restatements has been charged to the Cumulative adjustment from foreign currency translation account.

Certain subsidiaries incorporated in the Cayman Islands prepare their financial statements in U.S. dollars. These financial statements are translated to Chilean pesos at the Observed Exchange Rate at the close of each period. Foreign exchange gains or losses arising from the translation of these financial statements are included in the results of operations as part of the Price-level restatement account.

x. Software applications - Software has been acquired in the form of software packages that are recorded in Other property, plant and equipment. This software is being amortized over 4 years in conformity with Circular No. 981 of the SVS.

y. Resale agreements - Resale agreements recorded in 2001 are valued at cost plus accrued interest and indexation at year-end, and are recorded in Other within Current assets. At December 31, 2002 there are no investments in agreements.

z. Forward foreign exchange contracts - The Company maintains forward contracts to cover the risks of fluctuation in foreign exchange which are considered as investment contracts and as hedge contracts. Derivative instruments (foreign exchange forwards and swaps) are stated at market value in accordance with Boletín Técnico No. 57 (Technical Bulletin No. 57, or "BT57") of the Chilean Institute of Accountants.

aa. Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

bb. Cash equivalents (cash flow statement) - Cash equivalents correspond to short-term investments made in the course of normal cash management that can be readily realized within 90 days, with a minimum risk of significant loss. Investments included as cash equivalents are time deposits, mutual funds and financial instruments under resale agreements.

Cash flows from operating activities include all those cash flows related to the primary operating activities of the Company and also include interest paid, interest income and, in general, all those flows that are not defined as investing or financing activities. The concept of operating activities used in this statement is broader than the concept of operating income used in the Income Statement.

cc. Long-lived assets - The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

NOTE 3. CHANGES IN ACCOUNTING POLICIES

During 2002 there were no changes in accounting polices from the prior year that might have a significant impact on the interpretation of these consolidated financial statements.

NOTE 4. PRICE-LEVEL RESTATEMENTS

Price-level restatements are determined under Chilean GAAP as follows:

	(Charge) credit
	For the years ended December 31,
	2000	2001	2002
	ThCh$	ThCh$	ThCh$
Restatement of:
Property, plant and equipment	4,404,371	2,940,214	2,555,296
Inventories	1,913,674	(2,914,943)	1,966,101
Other assets	3,316,314	3,294,722	4,892,243
Shareholders' equity	(7,717,172)	(4,961,426)	(3,706,832)
Income and expense accounts	(319,233)	(23,905)	(102,773)

Net inflation adjustment	1,597,954	(1,665,338)	5,604,035

Net adjustment of accounts denominated in UFs:
Assets	230,453	265,709	262,498
Liabilities	(2,794,383)	(2,682,469)	(2,146,227)

Net adjustment of assets and liabilities
denominated in foreign currency	(4,952,545)	(9,528,694)	(12,162,657)

Total price-level restatement loss	(5,918,521)	(13,610,792)	(8,442,351)

NOTE 5. TIME DEPOSITS AND MARKETABLE SECURITIES

At December 31, 2001 and 2002, time deposits and marketable securities valued in accordance with Note 2.e. and 2.f., include:

	As of December 31,
	2001	2002
	ThCh$	ThCh$
Marketable securities:
Bonds of the Republic of Argentina	17,290	-

Total marketable securities	17,290	-

Time deposits	1,390,068	4,099,568

NOTE 6. SHORT- AND LONG-TERM RECEIVABLES

The detail of short- and long-term receivables at December 31, 2001 and 2002 is as follows:

			More than 90 days		2002			Total Long-
	Within 90 days		but within 1 year		Subtotal	Total Current (net)		Term (Net)
	Prior	Current	Prior	Current	Current	Prior	Current	Prior	Current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Trade accounts receivable	43,583,192	36,903,259	2,134,279	1,852,732	38,755,991	45,717,471	32,097,302	-	-
Allowance for trade
accounts receivable	-	-	-	-	(6,658,689)	-	-	-	-
Notes receivable	6,588,176	6,083,533	1,024,745	3,187,963	9,271,496	7,612,921	6,456,512	-	-
Allowance for
notes receivable	-	-	-	-	(2,814,984)	-	-	-	-
Other receivables (1)	3,395,905	3,128,209	208,286	121,120	3,249,329	3,604,191	1,909,551	3,357,012	1,104,057
Allowance for
other receivables	-	-	-	-	(1,339,778)	-	-	-	-
  This account includes approximately ThCh$282,800 from Inversiones Ontario Ltd., one of whose partners has a familial relationship with a member of the Board of Directors of the Company.

Trade accounts receivables, notes receivables and other receivables (net of allowance for uncollectible accounts, including long-term) are segregated by business unit as follows:

	2001		2002
Business unit	ThCh$	%	ThCh$	%

Wire & Cable	23,363,575	38.75	17,247,546	41.49
Brass Mills	19,378,743	32.14	9,300,055	22.37
Flexible Packaging	9,668,798	16.04	7,297,974	17.56
Aluminum	7,880,479	13.07	7,721,847	18.58

Total	60,291,595	100.00	41,567,422	100.00

NOTE 7. SIGNIFICANT BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

At December 31, 2001 and 2002, the balances are as follows:

a. Notes and accounts receivable
Company	Relationship	Short-term		Long-term
		2001	2002	2001	2002
		ThCh$	ThCh$	ThCh$	ThCh$

Alte S.A.	Subsidiary of JV partner	80,996	30,028	-	-
CNT Telefónica del Sur S.A.	Common parent company	64,157	5,028	-	-
Compañía Telefónica Coyhaique S.A.	Common parent company	3,580	-	-	-
Cobrecon S.A.	Affiliate	236,247	245,997	-	-
Colada Continua Chilena S.A.	Affiliate	-	36,568	-	-
Embotelladoras Chilenas Unidas S.A.	Common parent company	112,129	124,698	-	-
Electromecánica industrial S.A.	Affiliate	-	237,006	-	106,398
Luchetti Chile S.A.	Common parent company	19,052	12,473	-	-
Minera Los Pelambres S.A.	Common parent company	906	880	-	-
Viña San Pedro S.A.	Common parent company	7,410	16,592	-	-
Compañía Cervecerias Unidas S.A.	Common parent company	8,204	511	-	-
Viña Concha y Toro S.A.	Affiliate	-	3,232	-	-
Empresa Nacional de Telecomunicaciones S.A.	Affiliate	-	8,375	-	-
Minera Michilla S.A.	Common parent company	-	5	-	-
Transportes CCU Ltda.	Common parent company	-	39,681	-	-

		532,681	761,074	-	106,398

b. Notes and accounts payable
Company	Relationship	Short-term		Long-term
		2001	2002	2001	2002
		ThCh$	ThCh$	ThCh$	ThCh$

Cobrecon S.A.	Common parent company	-	26,165	-	-
Colada Continua Chilena S.A.	Affiliate	335,793	183,432	-	-
Electromecánica Industrial S.A.	Affiliate	-	34,247	-	-
Minera Michilla S.A.	Common parent company	66,123	34,873	-	-
Quiñenco S.A. (**)	Parent company	90,389	5,958,466	5,959,675	1,439,395
Embotelladoras Chilenas Unidas S.A.	Common parent company	-	565	-	-
Entel PCS S.A.	Affiliate	-	273	-	-
Peruplast S.A.	Affiliate	-	12,336	-	-
Corning International Corporation	JV partner	19,094	-	-	-

		511,399	6,250,357	5,959,675	1,439,395

"Liabilities with banks and financial institutions" includes the balances outstanding with Banco de Chile.

c. Transactions with related companies in 2001 and 2002 are as follows:
			2001		2002
				Effect on		Effect on
		Description		income		income
Company	Relationship	of transaction	Amount	(charge)/credit	Amount	(charge)/credit
			ThCh$	ThCh$	ThCh$	ThCh$

Cía. Minera Los Pelambres S.A. (1) *	Common
	shareholders	Sale of products	168,749	143,008	301,357	255,387
Cía. Minera Michilla S.A. (1) *	Common
	shareholders	Sale of products	72,292	61,264	50,165	42,513
Cía. Minera Michilla S.A. (2)*	Common	Purchase of raw
	shareholders	materials	411,629	-	328,710	-
Alte S.A. (1) *	Investee	Sale of products	166,294	140,927	223,687	189,565
Compañía Cervecerías Unidas S.A. (1) *	Common
	shareholders	Sale of products	-	-	15,607	13,226
Cía. Telefónica Coyhaique S.A. (1) *	Common
	shareholders	Sale of products	5,110	4,331	1,777	1,506
CNT Telefónica del Sur S.A. (1) *	Common
	shareholders	Sale of products	536,752	454,990	204,267	173,108
Colada Continua Chilena S.A. (1) *	Investee	Processing service	1,345,414	-	1,435,328	-
Colada Continua Chilena S.A. (1) *	Investee	Sale of products	35,544	30,122	6,800	5,763
Embotelladoras Chilenas Unidas S.A. (1) *	Common
	shareholders	Sale of products	-	-	5,338	-
Ferrocarril Antofagasta Bolivia S.A. (1) *	Common
	shareholders	Sale of products	775	657	-	-
Luchetti Chile S.A. (1) *	Common
	shareholders	Sale of products	172,184	145,919	38,999	33,050
Viña San Pedro S.A. (1) *	Common
	shareholders	Sale of products	-	-	67,909	57,550
Viña Concha y Toro S.A. (1) *	Common
	shareholders	Sale of products	25,379	21,508	17,026	14,429
Quiñenco S.A. (3) **	Parent Company	Loan	360,218	(360,218)	413,497	(413,497)
Cervecera CCU Chile Ltda. (1) *	Common
	shareholders	Sale of products	-	-	1,627	1,379
Cobrecon S.A.	Common
	shareholders	Maquila Service	-	-	16,070	-
Entel S.A. (1) *	Affiliated	Sale of products	-	-	45,362	38,442
Entel S.A. (4) *	Affiliated	Services	-	-	19,789	-
Minera el Tesoro (2) *	Common	Purchase of raw
	shareholders	materials	-	-	965,514	-
Peruplast S.A. (2) *	Investee	Purchase of raw
		materials	-	-	43,353	-
Sociedad Inmobiliaria del Norte S.A. (4) *	Common
	shareholders	Services	-	-	15,957	(13,523)
Transportes CCU Ltda. (1) *	Common
	shareholders	Sale of products	-	-	94,483	80,070

(1) Sales

(2) Inventories

(3) Financial expenses

(4) Services

(*) Short-term balances receivable and payable relate to an interest-free intercompany account.

(**) Balances payable to Quiñenco S.A. (Parent Company) relate to a long-term loan at an interest rate of 6.5% (6.5% in 2001) that matures in October 2003 and 2004.

NOTE 8. INVENTORIES

At December 31, 2001 and 2002 inventories, valued as described in Note 2.g., are as follows:

	As of December 31,
	2001	2002
	ThCh$	ThCh$

Finished products	22,173,757	16,893,299
Work in progress	3,431	-
Products in process	12,568,965	9,219,080
Goods for resale	2,115,998	2,553,086
Supplies	7,133,263	5,910,857
Raw materials	22,549,474	14,510,903
Products in transit	2,131,724	1,645,176

Total	68,676,612	50,732,401

NOTE 9. DEFERRED TAXES AND INCOME TAXES
  Recoverable taxes

  At December 31, 2001 and 2002, the detail of the income taxes receivable recorded by the Company and its subsidiaries as described in Note 2.i., is as follows:

	2001	2002
	ThCh$	ThCh$

First category income tax	(2,258,359)	(821,281)
Tax on disallowed expenses (Article 21 tax)	(29,194)	(26,464)

Subtotal	(2,287,553)	(847,745)

Estimated monthly tax payments	2,369,406	690,256
Tax credits for tax losses	426,384	381,290
Value added tax receivable and other	5,860,855	2,910,779

Total recoverable taxes	6,369,092	3,134,580

  Tax credits

  The balance of the Company's retained taxable profits which are entitled to credits for First Category Tax that will be granted to shareholders when dividends are distributed are as follows:

Year	No credit	10% Credit	15% Credit
	ThCh$	ThCh$	ThCh$

2001	-	-	2,202,824
2000	29	-	1,217,508
1999	19	-	6,595,350
1998	3,031,797	-	14,513,276
1997	6,568,320	713,194	-
  Deferred taxes

  Circular No. 1466 of the SVS required the application of BT60, as amended, starting January 1, 2000.

  At December 31, 2001 and 2002 the detail of accumulated balances from deferred taxes and their respective complementary accounts, net of amortization, is as follows:

	As of December 31,
	2001				2002
	Deferred tax asset		Deferred tax liability		Deferred tax asset		Deferred tax liability
	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Temporary differences

Allowance for uncollectible accounts	842,384	-	-	-	1,040,732	-	-	-
Unearned income	1,286	-	-	-	35,947	-	-	-
Vacations	140,313	-	-	-	116,681	-	-	-
Provision for obsolescence
of inventory	367,289	93,249	-	-	525,435	129,799	-	-
Leased assets	-	-	149,997	2,158,275	-	-	64,173	2,236,780
Provision for decrease in value of property,
plant and equipment for sale	144,247	248,686	-	-	426,645	112,609	-	-
Tax loss carry forwards	1,597,838	14,932,878	-		163,073	17,470,977	-	-
Manufacturing expenses	-	-	165,878	-	-	-	467,374	-
Long-term assets provision	-	129,820			-	380,892
Sundry provisions	186,528	34,937	-	-	394,037	77,406	-	-
Differential in placement of bonds	-	-	-	505,916	-	-	-	403,095
Depreciation of property,
plant and equipment	-	-	-	4,252,402	-	-	240,643	4,324,415
Severance indemnity	-	-	4,290	545,844	-	-	2,918	380,689
Others	2,289	203,313	8,146	340,300	232,694	185,812	215,767	349,768
Complementary accounts '
net of accumulated amortization	(427,061)	(10,043,625)	(12,662)	(5,521,877)	(97,047)	(9,387,506)	(88,886)	(5,480,719)
Valuation allowance	-	(3,106,898)	-	-	-	(4,273,581)	-	-

Total	2,855,113	2,492,360	315,649	2,280,860	2,838,197	4,696,408	901,989	2,214,028
  Income taxes

The (charge) benefit to results after recognizing deferred taxes in accordance with Circular No. 1466 of the SVS, and BT60, as amended, is as follows:

	2000	2001	2002
Item	ThCh$	ThCh$	ThCh$

Current income taxes
Current tax expense (tax provision)	(1,098,388)	(2,258,359)	(821,281)
Minimum tax on assessed income (net of reversals) (Argentina-Perú)	1,543,386	-	-
Tax expense adjustment (prior year)	232,972	6,241	(121,940)
Other charges or credits	(32,627)	(29,194)	677,945

Deferred income taxes
Deferred income taxes (net effect of respective year's deferred taxes on assets
and liabilities)	(1,201,231)	(156,632)	709,774
Tax loss carryforward	818,123	3,492,023	1,103,334
Amortization of complementary accounts of deferred assets and liabilities	1,282,880	1,621,910	1,021,199
Valuation allowance (Argentina)	-	(3,106,898)	(1,166,683)

Total	1,545,115	(430,909)	1,402,348

At December 31, 2002 the Company had tax loss carry forwards of ThCh$1,670,134 (tax loss of ThCh$4,728,918 at December 31, 2001).

NOTE 10. OTHER CURRENT ASSETS

Other current assets consist of:

	As of December 31,
Item	2001	2002
	ThCh$	ThCh$

Fixed assets held for sale (See Note 11)	10,813,214	10,512,448
Realized market to market gains on derivatives (Brasil) (See Note 28)	-	2,320,217
Advance payments	-	436,658
Bond discount	637,238	652,269
Mutual funds	2,026,437	202,447
Other	534,545	481,497

Total	14,011,434	14,605,536
________________

NOTE 11. PROPERTY, PLANT AND EQUIPMENT
    Property, plant and equipment, valued as described in Note 2.j., 2.k. 2.l. and 2.m., are as follows:
	As of December 31,
	2001	2002
	ThCh$	ThCh$

Land:	15,953,658	15,266,733

Buildings and infrastructure:
Plant and infrastructure	58,119,036	57,682,302
Construction in progress	4,588,498	4,465,656
Other real estate	628,733	326,556
Less: Accumulated depreciation	(15,480,614)	(15,609,393)

Subtotal	47,855,653	46,865,121

Machinery and equipment:
Industrial equipment	217,273,730	239,457,568
Installations	10,236,381	8,281,178
Major spare parts (net)	822,570	1,036,390
Transportation equipment	1,808,953	1,677,105
Construction in progress	3,422,012	1,399,713
Machinery in transit	1,359,692	991,402
Less: Accumulated depreciation	(113,454,729)	(128,185,349)

Subtotal	121,468,609	124,658,007

Other property, plant and equipment:
Leased property, plant and equipment (1)	18,849,983	13,306,228
Tools	2,575,083	2,522,178
Furniture and fixtures	5,729,216	6,370,394
Office equipment	4,142,369	4,326,345
Other	3,835,959	3,893,737
Less: Accumulated depreciation	(11,815,953)	(13,008,681)

Subtotal	23,316,657	17,410,201

Technical reappraisal of property, plant and equipment:
Land	3,349,284	3,472,884
Buildings and improvements	10,906,101	11,505,174
Machinery and equipment	2,059,890	2,059,893
Less: Accumulated depreciation	(3,718,366)	(4,224,612)

Subtotal	12,596,909	12,813,339

Depreciation for the year affecting operating results	(13,908,880)	(12,185,557)
Depreciation for the year affecting administrative expenses	(1,306,621)	(600,135)
Depreciation for the year not affecting operating results (2)	-	(2,995,211)

Property, plant and equipment (net)	205,975,985	201,232,498
  The direct subsidiary Alusa S.A. has a leaseback contract (See Note 12)
  Corresponds to depreciation of inactive assets of the indirect subsidiary Decker-Indelqui S.A. (Argentina) and is presented in the item other non operating expenses in the statements of income (See Note 24).

Property, plant and equipment held for sale totaling ThCh$10,813,214 had been transferred to Other current assets during 2001 after adjusting to net realizable value. The assets held for sale at December 31, 2001 and the related adjustments to realizable value during 2001 were as follows:

	Net value of	Adjustment
	assets held	to realizable
	for sale	value
	ThCh$	ThCh$

Land and building at Vicuña Mackenna 2935-2858 (Chile)	1,974,457	370,045
Land at Vicuña Mackenna 4665 (Chile)	1,383,619	16,448
Land and building at Ureta Cox 733 (Chile)	24,016	9,056
Land and building at Vicuña Mackenna 4665 (Chile)	772,808	319,583
Land and building at Frankfort 5030 (Chile)	36,037	9,614
Avellaneda (Argentina) Plant	662,589	156,379
Santa Marta (Chile) Plant	2,048,010	1,394,184
Building WTC (Chile)	16,649	16,892
Building Andrés Bello and Vitacura Tour (Chile)	577,742	25,750
Arujá (Brazil) Plant	1,118,602	129,612
Land and building Aisén 244 (Chile)	1,276,818	-
Land and foundry plant (Peru)	696,706	-
Other	225,161	260,869

Total	10,813,214	2,708,432

Property, plant and equipment held for sale is shown for the end of December 31, 2002 after adjusting to net realizable value the assets held for sale at December 31, 2002 and the related adjustments to realizable value during 2002 were as follows:

	Net value of	Adjustment
	assets held	to realizable
	for sale	value
	ThCh$	ThCh$

Land and building at Vicuña Mackenna 2935-2858 (Chile)	1,572,946	401,511
Land at Vicuña Mackenna 4665 (Chile)	990,525	393,094
Land and building at Ureta Cox 733 (Chile)	24,016	-
Land at building at Vicuña Mackenna 4665 (Chile)	453,225	319,583
Land and building at Frankfort 5030 (Chile)	36,037	-
Avellaneda (Argentina) Plant	662,589	-
Santa Marta (Chile) Plant	2,048,010	-
Building WTC (Chile)	14,233	2,416
Building Andrés Bello and Vitacura Tour (Chile)	577,742	-
Arujá (Brazil) Plant	1,118,602	-
Land and building Aisén 244 (Chile)	1,276,818	-
Land and foundry plant (Peru)	696,706	-
Carampangue 1620 (Chile) Plant	753,486	-
Other	287,513	-

Total	10,512,448	1,116,604

NOTE 12. LEASEBACK CONTRACTS

a. Leaseback contract, Banco Corpbanca

Or March 30, 2001, the subsidiary Alusa S.A., entered into a sale and leaseback contract on the Quilicura assets with Corpbanca with the purpose of restructuring its liabilities. The leaseback contract is now repayable over 15 years. The following are the main features of the contract:

Seller : Alusa S.A.

Purchaser : Corpbanca

Assets involved : Building and plants located in Quilicura

Purchase price : UF 414,597

Final value of contract : UF 641,265

Number of installments : 180

Contract period : Between March 30, 2001 and March 30, 2016

Interest rate : 2.73%

This transaction had no effect on results.

b. Leaseback contract, Banco Security

On July 30, 2002, the subsidiary Alusa S.A., entered into a sale and leaseback contract on a Rotomec laminating machine, with Banco Security with the purpose of restructuring its liabilities. The leaseback contract is now repayable over 36 months. The main features of the contract are as follows:

Seller : Alusa S.A.

Purchaser : Banco Security

Assets involved : Rotomec laminating machine

Purchase price : UF 8,335.08

Final value of contract : UF 9,203.00

Number of installments : 36

Contract period : Between July 30, 2002 and July 30, 2005

Interest rate : 9.20%

This transaction had no effect on results.

c. Leaseback contract, Leasing Andino

On December 1, 2002, the indirect subsidiary Alufoil S.A., entered into a sale and leaseback transaction on a Weyhmuller coning machine. This operation was carried out with Leasing Andino with a 36 month repayment period and its purpose was restructuring its liabilities. The following are the main features of the contract:

Seller : Alufoil S.A.

Purchaser : Leasing Andino

Assets involved : Coning machine Weyhmuller

Purchase price : UF 5,062.45

Final value of contract : UF 5,614.75

Number of installments : 36

Contract period : Between December 11, 2002 and December 11, 2005

Interest rate : 7.50%

This transaction had no effect on results.

d. The maturities of these leaseback contracts are as follows:

ThCh$

2003	431,917
2004	445,985
2005	444,819
2006	435,378
2007	447,428
2008 and thereafter	4,339,316

6,544,843

NOTE 13. INVESTMENTS IN RELATED COMPANIES

Investments in related companies, valued under the equity method as indicated in Note 2.o., are as follows:

				Ownership									Equity value		Book value
		Reporting	Number	percentaje		Companies' equity		Year's result		Equity in result			of investment		of investment
		currency	of shares	2001	2002	2001	2002	2001	2002	2000	2001	2002	2001	2002	2001	2002
Company			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Cobrecon Perú S.A.	Perú	Peruvian Soles	5,814	33.3333	33.3333	2,329,204	2,802,888	(60,700)	159,174	38,191	(20,233)	53,058	776,401	934,295	776,401	934,295
Colada Continua Chilena S.A. (1)	Chile		$41	41.0000	41.0000	3,410,227	3,411,314	1,980	1,087	437	812	446	1,398,193	1,398,639	1,398,193	1,398,639
Peruplast S.A. (2)	Perú	US$	17,788,979	25.0000	25.0000	17,414,152	18,985,648	(102,455)	419,585	(3,478)	(25,615)	104,896	4,353,538	4,746,412	4,353,538	4,746,412
Tech Pack S.A. (2)	Perú	US$	12,060,574	25.0000	25.6199	13,536,901	13,115,238	(23,389)	479,863	84,425	(5,989)	122,941	3,466,514	3,360,124	3,466,514	3,360,124

										119,575	(51,025)	281,341	9,994,646	10,439,470	9,994,646	10,439,470
  In April 2001 and 2000, Colada Continua S.A. agreed to carry out a distribution of capital, which was paid to shareholders on a pro-rata basis in June 2001 for a total of ThCh$321,476 (ThCh$448,018 in July 2000).
  In April 1996, the Company acquired 25% of the share capital of the Peruvian company Tech Pack S.A. and 25% of Peruplast S.A. In addition, there was an agreement granting the Company the exclusive and irrevocable option to purchase 75% of the remaining shares before December 31, 2001. The execution of such option represented a right for Alusa S.A. and not an obligation; thus, in the event of not executing such right, Alusa was not obliged to pay any compensation. The Company did not execute this option.

The following are liabilities of the Company designated as hedges of their foreign investment:

		2001	2002
Subsiadiary/Affiliate	Creditor	ThCh$	ThCh$

Madeco Overseas S.A. (*)	The Prudential Insurance Company of America	20,233,011	21,558,300
Madeco Overseas S.A. (*)	John Hancock Mutual Life Insurance Company	11,465,373	12,216,370
Madeco Overseas S.A. (*)	John Hancock Mutual Life Insurance Company ATT	2,023,301	2,155,830
Madeco Overseas S.A. (*)	New York Life Insurance Company	13,488,674	14,372,200
Madeco Overseas S.A. (*)	GNA Corporation - Amex Life Insurance Co.	2,023,301	2,155,830
Madeco Overseas S.A. (*)	GNA Corporation - General Electric	4,721,036	5,030,270
Madeco Overseas S.A. (*)	The Mutual Life Insurance Company	6,744,337	7,186,100
Madeco Overseas S.A. (*)	Pacific Life Insurance Company	6,744,337	7,186,100
Madeco Overseas S.A. (*)	Aegon USA Investment Management	6,744,337	7,186,100

Madeco S.A. (*)	Banco Citibank	33,721,685	35,930,800
Madeco S.A.	Banco Boston	10,116,506	10,779,150
Madeco S.A. (*)	Banco Beal	10,116,506	10,779,150
Madeco S.A. (*)	Bank of America	13,151,457	14,012,895

Alusa Overseas S.A. (*)	Rabobank	3,776,829	4,024,216
Alusa Overseas S.A. (*)	ABN Amro Bank	4,248,932	4,527,243
Alusa Overseas S.A. (*)	American Express	944,207	1,006,054
Alusa S.A. (*)	Citibank Chile	2,697,735	2,874,440
_____________________

(*) Repaid loans.

NOTE 14. INVESTMENTS IN OTHER COMPANIES

The detail of investments in other companies at December 31, 2001 and 2002 is as follows:

			Book value
	Number	Ownership	2001	2002
Company	of Shares	%	ThCh$	ThCh$

Asoc. Gremial Ind. Plástico de Chile S.A.	376,841	9.3300	19,119	19,119
Empresa Boliviana de Administración	6,343	3.0000	90,887	96,840
Fondo de Inversión de la Amazonia (Brazil)	-	-	347,511	72,431
Promotora Club Empresarial S.A.	2	0.5300	15,090	16,078

			472,607	204,468

NOTE 15. GOODWILL AND NEGATIVE GOODWILL

Goodwill and negative goodwill at December 31, 2001 and 2002, calculated as described in Note 2.p., are as follows:

Goodwill	2001		2002
	Amortized	Goodwill	Amortized	Goodwill
Company	amount	balance	amount	balance
	ThCh$	ThCh$	ThCh$	ThCh$

Alumco S.A.	79,898	1,048,160	79,897	968,261
Alupack S.A.	5,464	65,122	5,464	59,656
Corning Argentina S.A. (2)	436,626	1,430,564	78,982	1,445,285
Decker Indelqui S.A. (Argentina)	179,063	-	-	-
Ficap S.A. (Brazil)	1,740,407	27,266,386	1,854,407	27,197,963
Indalum S.A.	1,488	22,329	20,800	-
Indeco S.A. (Peru)	151,669	2,896,560	190,585	2,895,703
Peruplast S.A. (Peru)	25,807	314,336	23,167	311,296
PIVSA Peru S.A. (1)	7,301	64,502	-	-
Tech Pack S.A.	13,016	158,548	11,684	157,015
Vigaflex S.A.	37,925	486,694	37,924	448,771

	2,678,664	33,753,201	2,302,910	33,483,950

Negative goodwill

Emaplast S.A.	4,646	60,394	5,140	55,415
Indeco S.A. (Peru)	16,122	128,990	-	-

	20,768	189,384	5,140	55,415

_____________

  PIVSA (PIV S.A.), a company acquired by Indeco S.A. Peru and absorbed by the latter as of July 1, 2001.
  Share premium paid by Ficap S.A. in the acquisition of Corning Argentina in April 2001.

NOTE 16. OTHER LONG-TERM ASSETS

The balance shown under other long-term assets consisted of:

	As of December 31,
	2001	2002
	ThCh$	ThCh$

Recoverable taxes in Brazil and Argentina	5,059,679	1,386,667
Inventories with turnover of more than one year (net)	230,352	296,236
Difference between bonds at stated value and issuance price (net) (1)	2,338,745	1,718,878
Recoverable VAT in Argentina	52,185	261,119
Security deposits	277,737	339,300
Write-down to fair value of fixed assets	211,473	3,136,883
Tax on minimum assessed income, to (Argentina)	232,621	175,721
Other	742,124	757,219

Total	9,144,916	8,072,023
__________________
  Includes bond discount from the placement of bonds series A1 and A2 on April 3, 2001 for UF2,500,000 (See Note 19).

NOTE 17. SHORT - TERM LIABILITIES WITH BANKS AND FINANCIAL INSTITUTIONS

  Short term:

  At December 31, 2001 and 2002, the short-term liabilities with banks and financial institutions classified by currency are as follows:

Bank or financial
institution	U.S. dollars		Euros		Other foreign currencies		UF		Non-indexed Ch$ pesos		Total
	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Banks in Chile
De Chile	35,952	430,685	54,820	-	-	-	-	-	2,311,735	2,086,210	2,402,507	2,516,895
Security	681,853	-	-	-	-	-	2,343,970	1,062,202	1,469,479	2,419,291	4,495,302	3,481,493
Boston	3,418,365	5,406,305	-	-	-	-	2,782,573	1,700,544	1,221,829	1,787,827	7,422,767	8,894,676
BICE	4,753,588	-	-	-	-	-	-	-	2,984,861	2,761,294	7,738,449	2,761,294
Citibank	1,939,560	5,037,173	-	-	35,183	-	647,662	706,955	454,446	808,559	3,076,851	6,552,687
ABN Amro Bank	47	633,169	-	-	-	-	951,896	940,355	385,872	2,946,638	1,337,815	4,520,162
BCI	10,303,698	4,035,431	-	-	-	-	1,801,820	-	1,379,042	3,074,423	13,484,560	7,109,854
BHIF	1,028,675	39,802	-	-	-	-	-	-	258,778	653,537	1,287,453	693,339
Banco Estado	-	-	-	-	-	-	321,103	-	1,042,369	1,321,596	1,363,472	1,321,596
Scotiabank	5,218,059	5,036,828	-	-	-	-	157,408	-	-	-	5,375,467	5,036,828
Corpbanca	5,206,488	719,778	-	-	-	-	715,686	1,277,556	573,239	-	6,495,413	1,997,334
Dresdner Banque	1,765,016	1,563,956	-	135,877	203,410	-	-	-	-	-	1,968,426	1,699,833
Bank Of America	6,077,334	4,315,151	-	-	-	-	-	-	-	-	6,077,334	4,315,151
Santander	9,693,318	10,325,445	601,919	-	-	-	-	-	3,044	-	10,298,281	10,325,445
Do Brasil	-	2,190,743	-	-	-	-	-	-	-	-	-	2,190,743
	50,121,953	39,734,466	656,739	135,877	238,593	-	9,722,118	5,687,612	12,084,694	17,859,375	72,824,097	63,417,330

Banks in Argentina
Citibank	2,352,763	15,807	-	-	-	12	-	-	-	-	2,352,763	15,819
Boston	2,138,428	1,559,692	-	-	-	933,760	-	-	-	-	2,138,428	2,493,452
Roberts	-	-	-	-	253,221	-	-	-	-	-	253,221	-
ABN Amro Bank	-	-	-	-	17,700	-	-	-	-	-	17,700	-
Galicia	-	-	-	-	10,757	-	-	-	-	-	10,757	-
Beal	-	-	-	-	-	-	-	-	-	-	-	-
BBA Creditanstalt	3,613,302	2,012,699	-	-	-	-	-	-	-	-	3,613,302	2,012,699
Santander	-	-	-	-	-	-	-	-	-	-	-	-
BNL	198,997	-	-	-	-	-	-	-	-	-	198,997	-
Nación	-	-	-	-	40,746	-	-	-	-	-	40,746	-
Itaú	1,433,976	-	-	-	-	-	-	-	-	-	1,433,976	-
	9,737,466	3,588,198	-	-	322,424	933,772	-	-	-	-	10,059,890	4,521,970

Banks in Peru
Citibank	-	724,774	-	-	-	-	-	-	-	-	-	724,774
Nacional de París	-	432,514	-	-	-	-	-	-	-	-	-	432,514
	-	1,157,288	-	-	-	-	-	-	-	-	-	1,157,288

Banks in Brazil
BankBoston	1,749,373	-	-	-	-	-	-	-	-	-	1,749,373	-
BNL	1,507,404	1,356,799	-	-	-	-	-	-	-	-	1,507,404	1,356,799
Citibank	650,709	-	-	-	-	-	-	-	-	-	650,709	-
Dresdner Banque	1,773,647	1,625,048	-	-	-	-	-	-	-	-	1,773,647	1,625,048
Sudameris	-	-	-	-	-	-	-	-	-	-	-	-
Tokyo-Mitsubishi	1,976,674	-	-	-	-	652,713	-	-	-	-	1,976,674	652,713
Alfa S/A	-	-	-	-	2,451,083	-	-	-	-	-	2,451,083	-
Bradesco	-	-	-	-	829,635	-	-	-	-	-	829,635	-
Itaú Financ./ Itaú Finame	1,553,481	867,953	-	-	-	-	-	-	-	-	1,553,481	867,953
Bamerindus	-	1,536,988	-	-	-	205,518	-	-	-	-	-	1,742,506
	9,211,288	5,386,788	-	-	3,280,718	858,231	-	-	-	-	12,492,006	6,245,019

Banks in Uruguay
BBA Credinstalt	-	3,666,789	-	-	-	-	-	-	-	-	-	3,666,789
ING	67,443	-	-	-	-	-	-	-	-	-	67,443	-
Comercial S.A.	-	1,489	-	-	-	-	-	-	-	-	-	1,489
	67,443	3,668,278	-	-	-	-	-	-	-	-	67,443	3,668,278

Banks in other
countries
Popular España	1,571	-	-	-	-	-	-	-	-	-	1,571	-
Subtotal	1,571	-	-	-	-	-	-	-	-	-	1,571	-

Total (*)	69,139,721	53,535,018	656,739	135,877	3,841,735	1,792,003	9,722,118	5,687,612	12,084,694	17,859,375	95,445,007	79,009,885

Total outstanding
principal	68,300,458	52,874,486	648,366	135,732	3,773,760	1,671,311	9,578,035	5,662,830	12,030,635	17,787,385	94,331,254	78,131,744

Average annual
interest rate	4.26	5.24	5.70	4.20	7.51	32.82	5.69	6.33	9.10	6.22

  (*) The distribution by percentage, of total short-term liabilities with banks and financial institutions, separated by local and foreign currency, is as follows:

	2001	2002
	%	%

Local currency	22.85	29.80
Foreign currency	77.15	70.20

Total	100.00	100.00
  Long-term liabilities with banks and financial institutions - short-term portion

At December 31, 2001 and 2002, the current portion of long-term liabilities with banks and financial institutions classified by currency are as follows:

Bank or
financial					Other foreign
institution	U.S. dollars		Euros		currencies		UF		Non-indexed Ch$		Total
	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Banks in Chile
Security	-	-	-	-	-	-	766,804	650,535	-	-	766,804	650,535
Santiago	-	-	-	-	-	-	13,907	14,715	-	-	13,907	14,715
ABN Amro Bank	-	-	-	-	-	-	1,066,787	-	-	-	1,066,787	-
Rabo Bank	-	-	-	-	-	-	948,255	-	-	-	948,255	-
Citibank	1,405	3,597,042	-	-	-	-	-	-	-	-	1,405	3,597,042
BCI	-	7,200,398	-	-	-	-	152,842	175,372	-	-	152,842	7,375,770
Scotiabank	441,342	859,105	-	-	-	-	-	-	-	-	441,342	859,105
De Chile	2,361	3,676,588	-	-	-	-	-	-	-	-	2,361	3,676,588
Desarrollo	72,258	5,077,924	-	-	-	-	-	-	-	-	72,258	5,077,924
BancoEstado	8,056	7,252,931	-	-	-	-	-	-	-	-	8,056	7,252,931
Dresdner Banque	3,765	-	-	-	-	284,267	-	-	-	-	3,765	284,267
Bice	-	5,039,171	-	-	-	-	-	-	-	-	-	5,039,171
Boston	-	3,634,222	-	-	-	-	-	-	-	-	-	3,634,222
Corpbanca	-	4,822,511	-	-	-	-	-	-	-	-	-	4,822,511
	529,187	41,159,892	-	-	-	284,267	2,948,595	840,622	-	-	3,477,782	42,284,781
Banks in Argentina			-
Citibank	64,857	21,857	-	-	-	-	-	-	-	-	64,857	21,857
	64,857	21,857	-	-	-	-	-	-	-	-	64,857	21,857

Banks in Peru
Citibank	1,960	-	-	-	-	-	-	-	-	-	1,960	-
Crédito	865	1,221	-	-	-	-	-	-	-	-	865	1,221
Nacional de París	413	-	-	-	-	-	-	-	-	-	413	-
	3,238	1,221	-	-	-	-	-	-	-	-	3,238	1,221

Banks in Brazil
ABN Amro/Real	199,628	169,974	-	-	-	-	-	-	-	-	199,628	169,974
Frances Bras Itaú	-	30,392	-	-	361,697	-	-	-	-	-	361,697	30,392
Itaú Financ./Itaú finame	-	2,745,992	-	-	61,440	72,660	-	-	-	-	61,440	2,818,652
BNL	244,587	-	-	-	-	-	-	-	-	-	244,587	-
BCN	-	-	-	-	-	-	-	-	-	-	-	-
CCF	-	-	-	-	-	-	-	-	-	-	-	-
Cidade	-	-	-	-	-	-	-	-	-	-	-	-
ALFA S.A.	1,010,730	-	-	-	-	-	-	-	-	-	1,010,730	-
Bank Boston	-	3,387,077	-	-	-	-	-	-	-	-	-	3,387,077
Bradesco	288,999	-	-	-	-	-	-	-	-	-	288,999	-
Citibank	518,088	-	-	-	-	-	-	-	-	-	518,088	-
BNL	-	-	-	-	-	-	-	-	-	-	-	-
Sudameris	-	2,429,041	-	-	-	-	-	-	-	-	-	2,429,041
Safra Finame	-	-	-	-	79,261	55,164	-	-	-	-	79,261	55,164
HSBC Bamerindus	-	1,540,808	-	-	-	-	-	-	-	-	-	1,540,808
Santander	-	520,276	-	-	-	-	-	-	-	-	-	520,276
	2,262,032	10,823,560	-	-	502,398	127,824	-	-	-	-	2,764,430	10,951,384

Banks in other countries
Boston	5,080,433	5,396,162	-	-	-	-	-	-	-	-	5,080,433	5,396,162
Subtotal	5,080,433	5,396,162	-	-	-	-	-	-	-	-	5,080,433	5,396,162

Total (*)	7,939,747	57,402,692	-	-	502,398	412,091	2,948,595	840,622	-	-	11,390,740	58,655,405

Total outstanding principal	7,770,533	57,010,946	-	-	-	268,731	2,861,131	804,560	-	-	10,631,664	58,084,237

Average annual interest rate	8.77	5.37	-	-	-	4.72	5.39	7.03	-	-	7.55

(*) The distribution by percentage, of the current portion of total long-term liabilities with banks and financial institutions, separated by local and foreign currency, is as follows.
	2001	2002
	%	%

Local currency	25.89	1.43
Foreign currency	74.11	98.57

Total	100.00	100.00

NOTE 18. LONG-TERM LIABILITIES WITH BANKS AND FINANCIAL INSTITUTIONS

At December 31, 2001 and 2002, the long-term liabilities with banks and financial institutions are as follows:

								At december 31, 2002
								Total long-
								term obligation
								at close
								of financial		Total
								statements	Average	outstanding
								(including	annual	principal
Bank or financial	Currency or	More than 1	More than 2	More than 3	More than 5	More than 10 years		accrued	interest	and accrued
institution	indexation	up to 2 years	up to 3 years	up to 4 years	up to 10 years	Amount	Term	interest)	rate	interest	At Dec 2001
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$	ThCh$

BCN Brasil	US$	-	-	-	-	-	-	-	-	-	1,202,680
Santander Brasil	US$	520,275	260,137	-	-	-	-	780,412	4.76	780,412	-

Security Chile	UF	1,268,056	610,055	257,859	-	-	-	2,135,970	7.39	2,135,970	2,100,923
Citibank I. Cayman	US$	-	-	-	-	-	-	-	-	-	-
Boston I. Cayman	US$	-	-	-	-	-	-	-	-	-	2,529,127
ABN AMRO / Real Brasil	US$	154,364	77,182	-	-	-	-	231,546	9.60	231,546	362,185
BankBoston Brasil	US$	-	-	-	-	-	-	-	-	-	1,686,084
Dresdner Brasil	US$	-	-	-	-	-	-	-	-	-	27,684
Francés Brasiliero /								-		-
Itaú Brasil	UMBNDES	-	-	-	-	-	-	-	-	-	2,592,111
Itaú/Finame/Financiamiento								-		-
Brasil	URTJLP	72,050	24,017	-	-	-	-	96,067	URTJLP+9,60	96,067	213,012
Safra Finame Brasil	URTJLP	54,557	45,464	-	-	-	-	100,021	URTJLP+9,85	100,021	489,175
American Express Chile	US$	-	-	-	-	-	-	-	-	-	-
Rabo Bank Chile	US$	-	-	-	-	-	-	-	-	-	-
Scotiabank Chile	US$	1,642,537	-	-	-	-	-	1,642,537	Libor + 0,15	1,642,537	2,312,344
Safra Finame Brasil	US$	-	-	-	-	-	-	-	-	-	733,762
Nacional de París Francia	US$	-	-	-	-	-	-	-	-	-	606,990
Crédito Perú	US$	1,688,734	-	-	-	-	-	1,688,734	4.34	1,688,734	2,607,361
Citibank Argentina	US$	-	-	-	-	-	-	-	-	-	27,023
Citibank Perú	US$	-	-	-	-	-	-	-	-	-	404,660
BCI Chile	UF	144,848	217,273	-	-	-	-	362,121	Libor + 2,20	362,121	507,165
Desarrollo Chile	US$	-	-	-	-	-	-	-	-	-	4,721,036
De Chike Chile	US$	-	-	-	-	-	-	-	-	-	3,372,169
Citibank Chile	US$	-	-	-	-	-	-	-	-	-	3,372,169
BancoEstado Chile	US$	-	-	-	-	-	-	-	-	-	6,744,336
Dresdner Banque Chile	GBP	-	-	-	-	-	-	-	-	-	878,689
BBA Creditanstalt	US$	1,796,525						1,796,525	8.00	1,796,525	-
Santander Chile	UF	15,631	16,513	36,043	137,288	26,820		232,295	6.90	232,295	247,106

Total		7,357,577	1,250,641	293,902	137,288	26,820	-	9,066,228		9,066,228	37,737,791

NOTE 19. BONDS PAYABLE - SHORT AND LONG TERM

At December 31, 2001 and 2002, the detail of bonds with the public is as follows:

Registration or		Outstanding				Payment dates				Country
identification		nominal	Indexation	Interest		Payment	Payment of	Par value		where
number	Series	amount placed	unit	rates	Maturity	of interest	amortization	2001	2002	placed
								ThCh$	ThCh$
Long-term bonds - short-term portion
148	B	96,120	UF	6.00	08-01-03	HALF-YEARLY	HALF-YEARLY	3,206,056	1,649,091	CHILE
222	A1	82,623	UF	7.25	04-12-11	HALF-YEARLY	HALF-YEARLY	49,715	1,433,142	CHILE
222	A2	123,934	UF	7.25	04-12-11	HALF-YEARLY	HALF-YEARLY	74,573	2,149,713	CHILE
258	C1	-	UF	6.20	05-01-04	HALF-YEARLY	HALF-YEARLY	85,242	85,210	CHILE
258	C2	-	UF	6.20	05-01-04	HALF-YEARLY	HALF-YEARLY	170,486	170,421	CHILE

Total short-term portion								3,586,072	5,487,577

Long-term bonds
222	A1	917,377	UF	7.25	04-12-11	HALF-YEARLY	HALF-YEARLY	16,750,539	15,360,673	CHILE
222	A2	1,376,066	UF	7.25	04-12-11	HALF-YEARLY	HALF-YEARLY	25,125,810	23,041,011	CHILE
258	C1	500,000	UF	6.20	05-01-04	HALF-YEARLY	HALF-YEARLY	8,375,270	8,372,060	CHILE
258	C2	1,000,000	UF	6.20	05-01-04	HALF-YEARLY	HALF-YEARLY	16,750,539	16,744,120	CHILE

Total long-term								67,002,158	63,517,864

NOTE 20. ACCRUED EXPENSES

Accruals included in these account are as follows:

  Current liabilities
	2001	2002
	ThCh$	ThCh$

Employee vacations	1,960,688	1,429,303
Electricity consumed and others	500,479	358,429
Salaries and fees	563,505	683,232
General expenses	571,360	437,222
Export and import expenses	51,490	70,793
Severence indemnity - short - term (See Note 21)	559,275	1,065,342
Municipal corporation and investment taxes (Argentina & Uruguay)	904,430	909,005
Freight and commissions on sales	437,772	461,120
Attorney fees	590,855	1,002,657
Labor lawsuits	-	447,873
Accrual for work in progress	139,791	256,446
Possible future expenses	741,600	-
Others	324,385	237,572

Total	7,345,630	7,358,994

b. Long term liabilities	2001	2002
	ThCh$	ThCh$

Severance indemnities - long - term (See Note 21)	1,419,979	1,571,047
Labor lawsuit liability	3,274,597	2,953,840
Restructuring of Aluflex S.A.	1,545,000	-
Pension fund moratorium	137,563	38,307
A.B.L. Moratorium	151,158	70,879
Other	223,290	184,786

Total	6,751,587	4,818,859
______________
  This item includes basically the liability associated with the labor lawsuit in which the Madeco S.A. was the defendant. This liability will be paid to employees working for the Company at their retirement, while half-yearly installments will be paid to former employees. As a result, the total liability was discounted at an annual 7% rate considering the years pending to retirement and those associated with the obligation to former employees. In December 2001, ThCh$834,876 was paid as part of the out-of-court settlement that ended the trial. In 2002, ThCh$50,035 were paid corresponding to the installments agreed referred to in the foregoing paragraph.

In addition, during 2001, ThCh$2,240,940 and ThCh$599,577 were paid in connection with lawsuits in Brazil and Argentina, respectively. Such amounts were covered by provisions accrued at December 31, 2000.

The following provisions are deducted from balance sheet accounts:

Item	2001	2002
	ThCh$	ThCh$

Current assets:
Trade accounts receivable (See Note 6)	7,038,928	6,658,689
Notes receivable (See Note 6)	2,903,456	2,814,984
Other receivables (See Note 6)	649,742	1,339,778
Inventories - short - term	2,788,078	4,290,030
Unrealized income	14,305	13,888
Real estate held for sale	7,822,768	9,316,068
Recoverable taxes in Argentina & Uruguay	1,913,931	1,230,110
Other current assets	76,782	-

Long-term assets:
Allowance for valuation of property, plants and equipment (Argentina) (See Note 1)	11,434,076	4,694,239
Allowance for valuation of other assets (Argentina) (See Note 1)	1,400,148	1,446,221
Impairment of inactive assets	620,363	565,811
Inventories with no turnover during the year	376,744	524,030
Other long-term assets	763,650	2,240,540

In 2002, uncollectible accounts of ThCh$1,072,852 were written off (ThCh$1,748,500 in 2001).

NOTE 21. SEVERANCE INDEMNITIES

Madeco S.A. and certain of its subsidiaries have agreed with their personnel to the payment of an indemnity, equivalent to one month's base salary, for each year of service. This liability is presented as described in Note 2.t.

The movements in this account were as follows:

	2001	2002
	ThCh$	ThCh$

Balance at beginning of year	2,376,599	1,979,254
Increase	1,289,344	2,339,233
Payments	(1,686,689)	(1,682,098)

Balance at year-end	1,979,254	2,636,389

Presented in balance sheet as
Current accrued expenses (See Note 20)	559,275	1,065,342
Accrued expenses - long-term (See Note 20)	1,419,979	1,571,047

Total	1,979,254	2,636,389

NOTE 22. MINORITY INTEREST

The portion of equity and results applicable to minority interest at each year-end is as follows:

	Ownership of			Company information					Minority interest
Company	minority interest			Equity of subsidiary		Income of subsidiary			in Balance Sheet		in Income
	2000	2001	2002	2001	2002	2000	2001	2002	2001	2002	2000	2001	2002
	%	%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Alusa S.A.	24.0392	24.0392	24.0392	36,705,306	36,337,546	469,201	4,404,406	(1,612,060)	8,823,662	8,735,255	112,792	1,058,784	387,526
Distribuidora Boliviana	5.7800	5.7800	5.7800	380,623	339,101	(18,940)	168,599	(41,510)	22,000	19,600	(1,095)	9,745	2,399
Indalum S.A.	0.8447	0.8447	0.8447	17,834,971	19,634,780	2,204,559	4,786,078	1,799,863	150,652	165,855	18,622	40,428	(15,203)
Indeco S.A. (1)	8.3512	7.7764	7.2620	23,001,222	24,478,414	(177,880)	(1,218,212)	1,375,357	1,788,667	1,777,622	(14,855)	(94,733)	(99,878)
Ficap Optel S.A.	25.0000	50.0000	50.0000	8,666,850	5,370,968	(942,180)	613,358	(3,445,651)	4,333,425	2,685,484	(235,545)	306,679	1,722,826
Inversiones Alusa S.A.	30.7338	30.7338	30.7338	10,597	4,044	115	1,158	(860)	3,256	1,243	34	356	264

Total									15,121,662	13,385,059	(120,047)	1,321,259	1,997,934

  Decrease in minority interest in Indeco S.A. due to increase of ownership by an increase in shares.

NOTE 23. SHAREHOLDERS' EQUITY

The changes in equity accounts were as follows (in historical amounts, with restatement of final balances at December 31, 2002 constant pesos for comparative purposes):

					Accumulated
					deficit during
					development
					period of		Net income
	Number	Common	Share	Other	subsidiaries	Retained	(loss) for
	of shares	stock	premium	reserves	(d)	earnings	the year	Total
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Balances at January 1, 2000	370,917,661	100,693,566	5,329,845	15,939,443	(399,421)	81,230,826	(52,040,812)	150,753,447
Allocation of 1999 net loss					399,421	(52,440,233)	52,040,812	-
Price-level restatement of equity accounts		4,920,674	250,503	749,153		1,353,158		7,273,488
Capital increase	15,082,339	6,485,407						6,485,407
Equity adjustment from foreign currency translation				7,658,510				7,658,510
Net loss for the year							(16,786,404)	(16,786,404)

Balances at December 31, 2000	386,000,000	112,099,647	5,580,348	24,347,106	-	30,143,751	(16,786,404)	155,384,448

Balances at January 1, 2001	386,000,000	112,099,647	5,580,348	24,347,106		30,143,751	(16,786,404)	155,384,448
Allocation of 2000 net loss						(16,786,404)	16,786,404	-
Price-level restatement of equity accounts		3,475,090	172,991	754,760		414,078		4,816,919
Equity adjustment from foreign currency translation				13,237,856				13,237,856
Net loss for the year							(50,096,084)	(50,096,084)

Balances at December 31, 2001	386,000,000	115,574,737	5,753,339	38,339,722	-	13,771,425	(50,096,084)	123,343,139

Balances at December 31, 2001 restated to
December 31, 2002 constant pesos		119,041,978	5,925,939	39,489,914	-	14,184,569	(51,598,967)	127,043,433

Balances at January 1, 2002	386,000,000	115,574,737	5,753,339	38,339,722		13,771,425	(50,096,084)	123,343,139
Allocation of 2001 net loss						(50,096,084)	50,096,084	-
Price-level restatement of equity accounts		3,473,779	172,600	1,150,192		(1,089,739)		3,706,832
Capital increase	19,511,028	682,886						682,886
Equity adjustment from foreign currency translation (e)				11,664,637				11,664,637
Net loss for the year							(40,165,867)	(40,165,867)

Balances at December 31, 2002	405,511,028	119,731,402	5,925,939	51,154,551	-	(37,414,398)	(40,165,867)	99,231,627
_______________________
  The Extraordinary Shareholders' meeting held on April 29, 1997 agreed to increase capital through the issuance of 48,250,000 shares of no par value. In July and August 1997, 33,167,661 shares were sold at Ch$1,000 (historic value) per share, of which 5,571,727 shares were placed abroad. Therefore, at December 31, 1999, 15,082,339 shares remained available for placement in the future. On April 25, 2000, these shares were placed at the historical value of Ch$430.00 per share, increasing total shares to 386,000,000 at December 31, 2000.
  Other reserves include increments arising from technical appraisals of certain assets made during 1979 and 1986 in accordance with instructions issued by the SVS and other reserves that may only be capitalized. Other reserves are summarized as follows:
	As of December 31,
	2001	2002
	ThCh$	ThCh$

Reserve resulting from appraisals of fixed assets	5,140,373	5,140,373
Reserve for future capitalization	4,030,386	4,030,385
Cumulative foreign currency translation adjustment	30,319,155	41,983,793

Total	39,489,914	51,154,551
  The cumulative foreign currency translation adjustment resulted from the adoptions in 1998, of BT64 and corresponds to the net differences between changes in the IPC and the devaluation or revaluation of the Chilean peso against the U.S. dollar at each year-end arising from foreign investments and related liabilities which have been designated as hedges, as per the following detail:
	For the years ended December 31,
	2000	2001	2002
	ThCh$	ThCh$	ThCh$

Balances as of January 1	8,551,362	16,684,163	29,436,073
Price-level restatement of investments applied during the year	6,068,099	19,196,424	883,083
Foreign exchange adjustments arising from liabilities
designated as hedges of foreign investments	2,064,703	(5,561,432)	11,664,637

Total	16,684,164	30,319,155	41,983,793
  Deficit in development stage subsidiary.

  Beginning January 1, 2000, Systral Peru S.A. began operations.

  Translation difference adjustment

  This relates to the difference between the variation in the IPC and the variation in the U.S. dollar at year-end, for direct and indirect investments abroad and for the liabilities associated with such investments. In addition, this item includes dividends payable, interim dividends and adjustment for reappraisal of Property, plant and equipment.

  The following is a detail of the reserve for translation adjustment calculated in accordance with BT64, which is shown within Other reserves:

	Balance at			Balance at
	01/01/02	Investment	Liabilities	12/31/02
	ThCh$	ThCh$	ThCh$	ThCh$

Metalúrgica e Industrial S.A. (Argentina)	9,024,990	270,750	1,662,240	10,957,980
Metal Overseas S.A. (Cayman Islands)	25,471,313	764,139	6,322,166	32,557,618
Alusa S.A. (Cayman Islands)	2,590,360	77,711	945,179	3,613,250
Indalum S.A.	150,631	4,519	-	155,150
Indeco S.A. (Peru)	4,414,912	132,447	1,339,858	5,887,217
Decker-Indelqui S.A. (Argentina)	3,685,727	110,572	1,550,941	5,347,240
Indeco S.A. (Goodwill)	631,975	18,959	189,728	840,662
Banco Citibank (*)	(8,797,485)	(263,925)	-	(9,061,410)
Banco Boston	(2,279,661)	(68,390)	-	(2,348,051)
Banco Beal (*)	(1,105,269)	(33,158)	(346,397)	(1,484,824)
Banco of America (*)	(761,497)	(22,845)	-	(784,342)
Madeco Overseas (Private Placement) (*)	(3,591,567)	(107,746)	-	(3,699,313)
Other	1,644	50	922	2,616

Total	29,436,073	883,083	11,664,637	41,983,793
_______________

  (*) Loans paid at December 31, 2002.

  Capital increase through the issuance of cash shares:

  As part of the process of the capital increase, approved by the Extraordinary Shareholders' Meeting held on July 10, 2002, the pre-emptive option term commenced on September 9, 2002 and 19,511,028 shares were subscribed and paid-in at Ch$35 each. Payments were as follows:

Date	Amount Ch$	Number of Shares

13-09-02	192,605	5,503
16-09-02	146,895	4,197
23-09-02	35,000	1,000
25-09-02	455,000	13,000
26-09-02	130,573,765	3,730,679
27-09-02	2,785,195	79,577
30-09-02	87,000	2,486
01-10-02	7,216,275	206,179
02-10-02	8,787,065	251,059
03-10-02	11,275,775	322,165
04-10-02	3,562,930	101,798
07-10-02	54,740,875	1,564,025
08-10-02	39,250,890	1,121,454
09-10-02	423,776,710	12,107,906

Total	682,885,980	19,511,028

  Only the shares indicated above were issued for this increase, and the balance of the increase is as described:

  At the 3rd Extraordinary Shareholders' Meeting of Madeco S.A., held on November 14, 2002, the minutes of which were made a public deed dated November 14, 2002, at the offices of the Notary for Santiago Mr. Sergio Henríquez Silva, it was agreed to increase the capital of the company by Ch$ 101,379,996,000, through the issuance of 5,632,222,000 no par value cash shares. Of these shares, it was agreed to allocate 493,334,000 shares to the compensation plans to be prepared by the Company's Board of Directors and offer shareholders the pre-emptive option to purchase 5,138,888,000. In addition, it was agreed that, should there be a balance of these shares, these may be offered and sold by the Company's Board of Directors to third parties or shareholders who might be further interested in subscribing shares of this issue.

  The abstract of the aforementioned deed was registered on page 31,487, No. 25,522 of the Santiago Register of Commerce, on November 19, 2002, and was published in No.37,415, dated November 22, 2002, of the Official Gazette.

  The duly empowered Board of Directors of Madeco S.A., at an Extraordinary Meeting held on December 20, 2002, agreed to place, as a first stage, 3,853,534,135 shares of the issue at Ch$24 each. The term for the issuance, subscription and payment of these shares is 3 years starting November 14, 2002.

At December 31, 2002, no shares of this capital increase had been subscribed or paid-in.

NOTE 24. NON-OPERATING INCOME AND EXPENSES
	2000	2001	2002
	ThCh$	ThCh$	ThCh$
Non-operating income:

Interest income	2,092,334	1,979,323	1,570,236
Equity in earnings of related companies	123,053	812	281,341
Dividend income from investments in other companies	19,993	-	-
Gains on sale of fixed assets	-	-	154,655
Gain on sale of Optel S.A. shares	-	3,897,990	-
Gain on sale of Madecotel S.A. (*)	1,288,469	-	-
Gain on sale of other investments	30,283	-	-
Tax refunds	1,638,818	-	-
Compensation received	60,092	5,692	-
Recovery of expenses	94,307	54,628	-
Other	193,143	140,041	266,944

Total	5,540,492	6,078,486	2,273,176

Non-operating expenses:

Interest expense	19,501,592	21,907,614	19,091,665
Equity in losses of related companies	3,478	51,837	-
Amortization of goodwill	2,360,103	2,678,664	2,302,910

Write-off of tax benefit in foreign subsidiary	362,739	-	-
Adjustment to realizable value of assets held for sale	530,500	2,708,432	840,277
Provision and write-off of obsolete property, plant and equipment	342,846	192,985	1,675,322
Allowance for uncollectible accounts (Argentina)	-	-	1,155,078
Allowance for uncollectible debts	4,163,123	678,680	-
Severance indemnity	200,831	3,412,739	2,231,761
Labor lawsuits	193,144	3,924,107	323,099
Metacab pension	-	703,373	-
Depreciation of inactive assets (Argentina)	-	-	3,252,441
Loss on contracts	1,319,537	897,392	-
Net loss on sale of property, plant and equipment	118,339	7,001	-
Fees-tax contingencies Ingewall Chile and recoverable taxes (Perú)	-	242,317	-
Allowance for valuation of assets in foreign subsidiaries (Ingewall and Uruguay)	-	3,368,893	511,448
Allowance for Aluflex S.A. restructuring and other assets	-	1,545,000	-
Allowance for Madeco S.A. restructuring	-	-	898,263
Allowance for valuation of property, plant and equipment (Argentina)	-	11,434,076	4,694,239
Allowance for valuation of other assets (Argentina)	-	1,400,148	3,586,367
Writte-off of tax incentives and other credits (Brazil)	-	-	369,887
Other	378,201	810,532	472,812

Total	29,474,433	55,963,790	41,405,569
___________________

(*) During 2000, 100% of the shares in Madecotel S.A. were sold.

NOTE 25. EXPENSES IN THE ISSUANCE AND PLACEMENT OF SECURITIES AND DEBT INSTRUMENTS

The expenses incurred in the issuance of 19,511,028 single series no par-value cash shares, registered in the Register of Securities on August 30, 2002, under Number 673, are as follows:

ThCh$

Expenses for financial consultant	12,101
Expenses for printing	247
Right for registration	3,597
Others	1,414

Total expenses	17,359

These are expensed in the 2002 statement of income (See Note 22.f.b.)

NOTE 26. LOCAL AND FOREIGN CURRENCY

At December 31, 2001 and 2002, assets classified by currency, are as follows:

Assets
Item	Currency	2001	2002
		ThCh$	ThCh$

Cash	Non-indexed Ch$	84,168	362,298
	US$	1,574,641	983,014
	Argentine peso	475,655	649,903
	Brazilian real	488,985	1,636,209
	Peruvian sol	153,953	26,239
	Euro	-	1,470
Time deposits	US$	1,326,717	2,282,205
	Brazilian real	63,351	1,817,363
Marketable securities (net)	Argentine peso	17,290	-
Trade accounts receivable (net)	Non-indexed Ch$	14,168,820	10,931,622
	Indexed Ch$	19,775	-
	US$	15,299,327	10,697,634
	Argentine peso	1,862,643	275,298
	Brazilian real	12,104,688	9,057,273
	Peruvian sol	246,191	283,948
	Euros	2,016,027	851,527
Notes receivable (net)	Non-indexed Ch$	3,533,871	4,662,989
	Indexed Ch$	373,423	381,507
	US$	1,326,300	1,138,177
	Argentine peso	2,221,491	143,409
	Peruvian sol	157,836	130,430
Other receivables (net)	Non-indexed Ch$	599,401	497,602
	Indexed Ch$	601,301	191,496
	US$	682,698	172,572
	Argentine peso	461,810	184,368
	Brazilian real	771,998	488,964
	Peruvian sol	486,983	374,549
Due from related companies	Non-indexed Ch$	296,434	515,077
	US$	236,247	245,997
Inventories (net)	Non-indexed Ch$	22,272,180	17,224,489
	US$	32,237,564	24,228,110
	Argentine peso	1,798,241	2,049,445
	Brazilian real	11,037,243	5,781,162
	Peruvian sol	1,331,384	1,449,195
Recoverable taxes	Non-indexed Ch$	1,200,566	1,067,739
	US$	25,189	-
	Argentine peso	2,363,068	-
	Brazilian real	2,570,194	1,798,113
	Peruvian sol	210,075	268,728
Prepaid expenses	Non-indexed Ch$	301,061	471,620
	Indexed Ch$	71,884	763,510
	US$	3,932	13,894
	Argentine peso	61,747	72,601
	Brazilian real	47,001	25,135
	Peruvian sol	44,209	56,491
Deferred taxes	Non-indexed Ch$	1,099,532	1,538,326
	Argentine peso	137,320	284,327
	Brazilian real	1,256,470	113,555
	Peruvian sol	46,142	-
Other current assets	Non-indexed Ch$	7,953,722	7,500,569
	Indexed Ch$	681,355	680,864
	US$	3,691,220	1,754,237
	Argentine peso	954,938	-
	Brazilian real	68,165	3,456,281
	Peruvian sol	662,034	1,213,585

Current assets		153,778,460	120,795,116
Item	Currency	2001	2002
		ThCh$	ThCh$

Land	Non - Indexed Ch$	6,151,366	5,949,566
	US$	9,802,292	9,317,167
Buildings and infrastructure	Non - Indexed Ch$	19,641,394	18,786,217
	US$	43,694,873	43,688,297
Machinery and equipment	Non - Indexed Ch$	91,962,486	88,912,534
	US$	142,960,852	163,930,822
Other property, plant and equipment	Non - Indexed Ch$	20,257,865	19,904,248
	US$	14,874,745	10,514,634
Surplus on technical appraisal
of property, plant and equipment	Non - Indexed Ch$	5,282,278	5,282,278
	US$	11,032,997	11,755,673
Depreciation (less)	Non - Indexed Ch$	(56,940,320)	(59,156,283)
	US$	(102,744,843)	(117,652,655)

Property, plant and equipment		205,975,985	201,232,498

Investments in related companies	Non - Indexed Ch$	1,398,192	1,452,620
	US$	7,820,053	8,106,536
	Peruvian sol	776,401	880,314
Investment in other companies	Non - Indexed Ch$	19,119	19,119
	Argentine peso	1	1
	Brazilian real	347,510	72,430
	Peruvian sol	105,977	112,918
Goodwill	Non - Indexed Ch$	1,622,305	1,476,689
	US$	32,066,394	32,007,261
	Peruvian sol	64,502	-
Negative goodwill	Indexed Ch$	(60,394)	(55,415)
	Peruvian sol	(128,990)	-
Long-term receivables	Non - Indexed Ch$	133,573	14,166
	Indexed Ch$	2,679,037	657,954
	US$	91,423	218,292
	Argentine peso	23,137	12,400
	Brazilian real	429,842	201,245
Due from related companies	Indexed Ch$	-	106,398
Deferred taxes - net	Non - Indexed Ch$	211,500	234,058
	Argentine peso	-	965,876
	Brazilian real	-	1,282,446
Intangibles	Non - Indexed Ch$	312,869	310,879
	US$	-	6,924
	Argentine peso	32,221	-
	Brazilian real	50,490	37,088
Amortization (less)	Non - Indexed Ch$	(52,919)	(66,871)
	US$	-	(888)
	Argentine peso	(1,272)	-
Others	Non - Indexed Ch$	470,728	512,762
	Indexed Ch$	3,034,650	2,261,547
	US$	12,529	-
	Argentine peso	5,344,485	4,907,826
	Brazilian real	277,737	383,760
	Peruvian sol	4,787	6,128

Other assets		57,085,887	56,124,463

Total assets	Non - Indexed Ch$	141,919,797	128,348,898
	Indexed Ch$	7,461,425	5,043,276
	US$	216,015,150	203,407,903
	Argentine peso	15,752,775	9,545,453
	Brazilian real	29,513,674	26,151,025
	Peruvian sol	4,161,484	4,802,525
	Euros	2,016,027	852,997

Total assets		416,840,332	378,152,077

Current liabilities

At December 31, 2001 and 2002, current liabilities classified by currency, are as follows:

		UP TO 90 DAYS				MORE THAN 90 DAYS UP TO 1 YEAR
		12/31/01		12/31/02		12/31/01		12/31/02
Item	Currency	Amount	Annual average	Amount	Annual average	Amount	Annual average	Amount	Annual average
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%

Short-term	Indexed Ch$	7,975,229	5.56	5,687,612	6.32	1,746,889	6.30	-	-
Short-term	Non-indexed Ch$	12,084,694	8.11	17,859,375	5.60	-	-	-	-
Short-term	US$	50,196,199	4.20	39,098,007	3.87	18,943,522	5.37	14,437,011	5.03
Short-term	Euros	656,739	5.70	135,877	4.20	-	-	-	-
Short-term	Argentine peso	322,424	85.00	933,772	54.00	-	-	-	-
Short-term	Brazilian real	3,280,718	11.87	858,231	-	-	-	-	-
Short-term	Other currencies	238,593	4.00	-	-	-	-	-	-
Long-term	Indexed Ch$	1,803,509	-	31,182	6.03	1,145,086	4.69	809,440	7.09
Long-term	US$	408,107	-	24,934,052	4.18	7,531,640	3.91	32,468,640	3.35
Long-term	Brazilian real	138,940	-	22,318	-	363,458	-	105,506	-
Long-term	Other currencies	-	-	-	-	-	-	284,267	4.72
Bonds	Indexed Ch$	-	-	832,644	6.00	3,586,072	6.10	4,654,933	7.01
Current portion	Indexed Ch$	15,383	6.46	1,761	6.46	5,117	6.46	5,450	6.46
Current portion	Non-indexed Ch$	-	-	25,505	-
Current portion	US$	5,060	11.28	6,030	11.28	933,741	5.40	10,436	11.28
Dividends	Non-indexed Ch$	104,142	-	74,924	-	-	-	-	-
Dividends	Brazilian real	452,635	-	207,488	-	-	-	-	-
Accounts	Indexed Ch$	16,694	-	106,890	-	-	-	-	-
Accounts	Non-indexed Ch$	5,382,378	-	4,982,129	-	151,005	-	-	-
Accounts	US$	3,821,800	-	3,376,005	-	956,523	-	304,132	-
Accounts	Euros	39,444	-	12,482	-	-	-	-	-
Accounts	Argentine peso	2,024,918	-	387,997	-	-	-	-	-
Accounts	Peruvian sol	41,003	-	201,759	-	-	-	95,437	-
Accounts	Other currencies	156,612	-	40,187	-	-	-	-	-
Notes payable	Indexed Ch$	11,028	-	25,725	-	33,089	-	-	-
Notes payable	Non-indexed Ch$	23,322	-	-	-	-	-	-	-
Notes payable	US$	5,266,282	0.83	6,154,048	-	2,078,397	-	320,938	-
Notes payable	Argentine peso	755,538	-	109,226	-	-	-	-	-
Notes payable	Brazilian real	2,101,608	-	2,180,804	-	-	-	-	-
Sundry creditors	Indexed Ch$	87,750	6.58	123,064	2.43	239,426	7.23	325,225	2.80
Sundry creditors	Non-indexed Ch$	135,223	-	79,858	-	-	-	36,975	-
Sundry creditors	US$	346,362	0.07	49,862	5.21	353,282	4.92	325,298	6.02
Sundry creditors	Argentine peso	32,493	-	13,741	-	-	-	-	-
Sundry creditors	Brazilian real	138,313	-	117,107	-	-	-	-	-
Sundry creditors	Other currencies	6,798	-	-	-	-	-	-	-
Sundry creditors	Peruvian sol	45,979	-	161,685	-	-	-	-	-
Due to related companies	Non-indexed Ch$	401,916	-	253,390	-	-	-	-	-
Due to related companies	US$	19,094	-	38,501	-	-	-	-	-
Due to related companies	Indexed Ch$	90,389	-	-	-	-	-	5,958,466	6.50
Accruals	Non-indexed Ch$	3,304,932	-	3,001,722	-	-	-	227,982	-
Accruals	Indexed Ch$	622,810	-	553,941	-	-	-	-	-
Accruals	US$	347,427	-	1,201,996	-	-	-	1,488	-
Accruals	Argentine peso	1,725,962	-	402,167	-	-	-	-	-
Accruals	Brazilian real	909,378	-	730,255	-	-	-	-	-
Accruals	Euros	47,541	-	8,932	-	-	-	-	-
Accruals	Peruvian sol	231,119	-	28,070	-	146,885	-	414,869	-
Accruals	Other currencies	9,576	-	787,572	-	-	-	-	-
Withholdings	Non-indexed Ch$	831,717	-	618,846	-	-	-	-	-
Withholdings	US$	276	-	87	-	-	-	-	-
Withholdings	Argentine peso	823,993	-	127,559	-	-	-	-	-
Withholdings	Brazilian real	40,390	-	1,036,360	-	-	-	-	-
Withholdings	Other currencies	8,008	-	-	-	-	-	-	-
Withholdings	Peruvian sol	106,548	-	114,518	-	-	-	-	-
Unearned income	Non-indexed Ch$	20,888	-	-	-	-	-	-	-
Unearned income	Indexed Ch$	19,356	-	-	-	-	-	-	-
Unearned income	US$	-	-	16,195	-	-	-	-	-
Unearned income	Argentine peso	7,868	-	227,290	-	-	-	-	-
Unearned income	Peruvian sol	-	-	-	-	-	-	59,313	-
Other current liabilities	Other currencies	12,084	-	-	-	-	-	-	-
Other current liabilities	US$	2,291,089	-	-	-	185,698	-	-	-
Other current liabilities	Argentine peso	18,332	-	105,229	-	-	-	-	-
Other current liabilities	Brazilian real	747,940	-	403,168	-	-	-	-	-
Other current liabilities	Non-indexed Ch$	243,586	-	106,040	-	-	-	-	-

Total		110,998,136		118,593,185		38,399,830		60,845,806

Long-term liabilities

At December 31, 2001 and 2002, long-term liabilities classified by currency, are as follows:

2002
		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
Item	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%

Long-term liabilities with banks	Indexed Ch$	2,272,376	6.71	293,902	7.78	137,288	6.90	26,820	6.90
Long-term liabilities with banks	US$	6,139,754	3.41	-	-	-	-	-	-
Long-term liabilities with banks	Brazilian real	196,088	12.73	-	-	-	-	-	-
Bonds payable	Indexed Ch$	32,803,839	6.45	8,842,778	7.25	21,871,247	7.25	-	-
Notes payable	US$	112,179	12.25	1,546	7.83	-	-	-	-
Other receivables	Indexed Ch$	1,427,341	2.81	1,382,919	2.73	2,572,099	2.70	794,904	2.70
Other receivables	US$	382,213	7.46	43,778	10.87	-	-	-	-
Due to related companies	Indexed Ch$	1,439,395	6.50	-	-	-	-	-	-
Accrued expenses	Non-Indexed Ch$	349,813	4.36	69,507	7.00	498,334	2.77	773,682	6.64
Accrued expenses	Indexed Ch$	87,177	2.84	79,315	7.00	281,138	7.00	1,899,163	7.00
Accrued expenses	Brazilian real	212,522	-	-	-	-	-	-	-
Accrued expenses	Peruvian sol	12,710	-	-	-	-	-	-	-
Accrued expenses	Argentine peso	555,498		-	-	-	-	-	-
Other long-term liabilities	US$	263,216	-	-	-	-	-	-	-
Other long-term liabilities	Argentine peso	273,859	-	-	-	-	-	-	-

Total		46,527,980		10,713,745		25,360,106		3,494,569

2001
		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
Item	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%

Liabilities with banks	Indexed Ch$	1,552,846	7.20	1,119,622	7.58	129,506	7.00	53,220	7.00
Liabilities with banks	US$	30,392,587	3.25	317,023	-	-	-	-	-
Liabilities with banks	Brazilian real	3,190,279	12.60	104,019	-	-	-	-	-
Liabilities with banks	Other currencies	878,689	4.72	-	-	-	-	-	-
Bonds payable	Indexed Ch$	32,296,539	5.64	8,248,175	7.25	20,400,588	7.25	6,056,856	7.25
Notes payable	Indexed Ch$	25,736	10.89	53,812	11.77	-	-	-	-
Notes payable	US$	50,517	-	-	-	-	-	-	-
Other receivables	Indexed Ch$	978,543	7.30	757,476	7.30	2,460,031	7.30	2,345,824	7.30
Other receivables	US$	480,217	7.35	96,333	13.16	-	-	-	-
Due to related companies	Indexed Ch$	5,959,675	6.45	-	-	-	-	-	-
Accrued expenses Long-term	Non-Indexed Ch$	135,960	-	-	-	668,909	-	3,086,328	3.43
Accrued expenses Long-term	Indexed Ch$	51,809	-	-	-	-	-	-	-
Accrued expenses Long-term	Argentine peso	2,758,446	-	-	-	-	-	-	-
Accrued expenses Long-term	Other currencies	50,135	-	-	-	-	-	-	-
Other liabilities Long-term	Argentine peso	510,982	-	-	-	-	-	-	-
Other liabilities Long-term	Non-Indexed Ch$	66,589	-	-	-	-	-	-	-

Total		79,379,549		10,696,460		23,659,034		11,542,228

NOTE 27. STATEMENTS OF CASH FLOWS

As required by the Circular No. 1501 issued by the SVS, there are no other financing or investing activities that affect future cash flows.

The detail of cash and cash equivalents is:

	2000	2001	2002
	ThCh$	ThCh$	ThCh$

Cash	2,407,909	2,777,402	3,659,133
Time deposits	4,263,846	1,390,068	4,099,568
Marketable securities (fixed income mutual funds)	2,167,592	-	-
Other current assets (resale agreements)	108,663	412,000	-

Total	8,948,010	4,579,470	7,758,701

NOTE 28 HEDGE CONTRACTS

At December 31, 2002 and 2001 the detail of hedge contracts, recorded in conformity with Note 2.z., is as follows:

			Maturity		Purchase	Hedged amount		Value of	Affected book accounts
Type of	Type of	Contract	or		/ Sale	or transaction		hedged	Asset/Liability		Effect on Income
hedge	contract	Amount	expiry	Specific item	position	Name	Amount	amount	Name	Amounts	Realized	Unrealized
							ThCh$			ThCh$	ThCh$	ThCh$
											(1)

FR	CI	21,000,000	IIQuarter 2004	Exchange rate	S		-	-	Other long-term liabilities	263,216	(263,216)	-
FR	CCTE	945,511	I Quarter 2003	US$/Brazilian Real	P	Inventories	945,511	945,511	Other current liabilities	23,679	-	(23,679)
FR	CCPE	5,399,636	I Quarter 2003	US$/Brazilian Real	P	Loan in US$	5,399,636	5,399,636	Other current assets	239,374	239,964	-
S	CCPE	1,522,016	I Quarter 2003	US$/Brazilian Real	P	Loan in US$	1,562,016	1,562,014	Other current assets	90,964	90,964	-
S	CCPE	6,475,201	II Quarter 2003	US$/Brazilian Real	P	Loan in US$	6,475,201	6,703,194	Other current assets	1,710,530	1,710,530	-
S	CCPE	1,510,518	III Quarter 2003	US$/Brazilian Real	P	Loan in US$	1,510,518	1,510,518	Other current assets	279,349	279,349	-

(1) The effect on income relates, in conformity with Circular No. 1501 of the SVS, to the variations in the fair value of forward contracts.

CI : Investment contract

CCTE : Contract for hedge of future items

CCPE : Contract for hedge of existing items

FR : Forward

S : Swap

NOTE 29. CONTINGENCIES, COMMITMENTS AND COVENANTS

Madeco S.A.

  Guarantees, encumbrances, contingencies and commitments:
    Deposits, bonds and surety bonds furnished as collateral of normal business activity for ThCh$245,152 (ThCh$1,619,740 in 2001).
    The indirect guarantees amount is ThCh$1,649,063 in 2001. There were no indirect guarantees at December 31, 2002.
    There are no direct or indirect guarantees furnished on bank loans.
  Litigation

At December 31, 2002, the Company has litigation pending in which it is the defendant of complaints related to normal business activities, which, according to the Company's management, do not involve risks of significant losses.

At December 31, 2002, the Company has to comply with certain commitments, the principal terms of which are as follows:

    Bonds:
      Maintain a current ratio greater than or equal to 1.
      Maintain an equity plus minority interest at December 31, 2002, equal to or greater than UF 7,000,000 (Series "A" and "C" Bonds).
      The debt - equity ratio (debt with third parties / Equity plus minority interest) shall be at the most, 1.8 (Series "A" and "C" Bonds).
      Assets free and clear of encumbrances must be at least 1.2 times the unpaid balance of the issuance (Series "A" and "C" Bonds).
      The current and long-term liability to net equity ratio must be at least 2, as of March 2003 (Series "B" Bonds).
      At March 31, 2003, a capital increase equivalent, in pesos, to US$60,000,000, has been subscribed and paid-in (Series "B" Bonds).

      At the bondholders' meeting held on October 28, 2002, approval was made of the waivers of the obligation to comply with the ratios and restrictions indicated in a, b, c, d, e and f. above until March 31, 2003.

      In addition, the company must comply with the following obligations and/or restrictions:

    i. That the pay down of the bank loans and rescheduling resulting from the financial restructuring process which the Company is undergoing, start not earlier than January 1, 2005, with the maximum repayment of the bank loans extended to the Company being the amount of the cash contribution from the capital increase to be agreed upon for this purpose at an Extraordinary Shareholders' Meeting.

    As long as the financial restructuring (See Note 29 (3.2)) the company is undergoing is not completed the Company will not repay any portion of its bank loans, up until the date when the funds from the above mentioned capital increase are received or until May 30, 2003, whichever occurs first. Should there be any required payments during this period, such payments will be renewed or refinanced in market conditions.

    At a consolidated level, the Company will be able, as of October 28, 2002, and until the date it receives the funds from the aforementioned capital increase or until May 2003, whichever occurs first, to repay bank loans up to a maximum of US$4,000,000, excluding the repayments that might be made by the Argentinean subsidiaries, to the extent such repayment is financed with the sale of assets of said subsidiaries. On the other hand, any repayment the Company may decide to make to the bond holders with funds from the capital increase will be conditional to the bondholders (See Note 34).

    ii. The Company's controlling shareholder, Quiñenco S.A., continues to have such status with a direct or indirect ownership of at least 40%, in accordance with article 97 of the Securities Exchange Law.

    iii. Hold until the effective date of the agreement (August 1, 2003) all of the assets free and clear of any type of encumbrances, except for guarantees on assets to finance unpaid balances of these bonds (Series "B" Bonds).

    Bank Loans:

    On December 18, 2002, Madeco S.A. entered into a contract, with 12 local banks and 2 foreign banks, modifying and rescheduling borrowings under the following conditions. Within the context of these agreements, Madeco S.A. was released from complying with obligations and restrictions related to bank borrowings.

    These agreements contemplate the restructuring of Madeco S.A.'s bank borrowings of approximately US$120,000,000, consider the repayment of 30% of this sum at the date of compliance with the conditions in the above mentioned agreements and the rescheduling of the remaining 70% at 7 years, with 3 years grace, at a TAB interest rate plus 1.75 basic points for debts in UF, and Libor plus 2.20 basic points for debts in US dollars.

    As for the obligations assumed by the parties signing the aforementioned loan rescheduling agreements, it is noted that these were subject to compliance with some suspensive conditions within the period expiring on March 31, 2003, the most relevant thereof being that the funds to be obtained by Madeco S.A. as a result of the capital increase agreed upon by the Extraordinary Shareholders' Meeting held on November 14, 2002, should not be below ThCh$49,400,491, and that with a portion of said funds Madeco S.A. may pay its bank creditors a percentage equal to 30% of the total debt it has with each one.

    Regarding the above, it is noted that Madeco S.A.'s controlling shareholder (Quiñenco S.A.) expressed its commitment to participate in the capital increase for at least ThCh$49,400,491.

    Other Contingencies:
      In Brazil two legal actions against the former owner of Ficap S.A. are underway from before the date Madeco S.A. purchased this subsidiary in 1997. Damages are estimated to amount to around US$10 million. Madeco S.A. has a personal guarantee extended by Ficap S.A.'s former owner to compensate the Company should the Brazilian subsidiary be affected by these legal actions.
      The Company filed an arbitration claim against Corning International Corporation ("Corning Inc."), which alleges that Corning Inc. has tried to unjustifiably terminate the put option agreement it assumed with the Company relating to Optel Ltda. ("Optel"), a Brazilian company in which Corning Inc and Madeco Brasil S.A., the latter being a subsidiary of the Company, are equal joint owners. In turn, Corning Inc. has filed a counterclaim against the Company, in virtue of which it claims, among other things, that Corning be regarded as empowered to terminate the that same agreement with the Company, alleging that Optel would be bankrupt. Depending on the outcome of this arbitration proceeding, it might affect Madeco Brasil S.A.'s power to exercise the put option to sell its shares in Optel Ltda to Corning Inc for US$18 million, subject to certain adjustments, between January 2004 and December 2005.

Armat S.A.

On August 14, 2001, Armat S.A. received a loan from Scotiabank to restructure its working capital. Said loan agreement implies, among other things, the compliance with certain obligations relating mainly to the delivery of semi-annual information, audited annual financial statements, the compliance with certain financial indicators and obligations related to maintaining certain ownership interests in the Armat.

The financial position shown in Armat's financial statements, at December 31, 2002, is not in compliance with the financial indicators mentioned in the preceding paragraph. The Company obtained a waiver of these requirements for the year ending December 31, 2002.

At December 31, 2002 and 2001, Armat S.A. has commitments to purchase metals (mainly copper) at prices similar to those in future sales agreements at fixed prices, in order to cover the risk of the fluctuation of metal prices.

At December 31, 2002, Armat S.A. has an obligation for ThCh$125,038 (ThCh$34,616 in 2001) equivalent to US$122,877 (US$51,326 in 2001) for deferred customs duties arising from the import of capital goods pursuant to the provisions of Decree Law No. 1,266 of 1985 and Law 18,634 of 1987. Maturity dates of said obligations are between March 2002 and October 2005.

Direct guarantees
						Outstanding
	Debtor		Type of	Pledged assets		balance at		Release of guarantees
Creditor of Guarantee	Name	Relationship	guarantee	Type	Book	12/31/01	12/31/02	12/31/03	Assets	12/31/04	Assets	12/31/05	Assets

Banco Santiago	Alufoil S.A.	Subsidiary	Mortgage	Industrial plant	670,847	261,013	247,010	-	-	30,516	39,964	30,516	42,452
Banco Security	Alufoil S.A.	Subsidiary	Lien	Machinery	1,475,719	2,718,816	2,135,989	650,421	449,365	617,656	426,728	610,053	421,475
ABN Amro Bank	Alusa S.A.	Subsidiary	Collateral	-	-	903,784	-	-	-	-	-	-	-
Banco Security	Grupo Dragados	Client	Bid bond	-	-	57,049	-	-	-	-	-	-	-
Banco Security	Emp. Const.
	Sigro	Client	Bid bond	-	-	36,369	-	-	-	-	-	-	-
Banco Security	Ingevec	Client	Bid bond	-	-	25,497	-	-	-	-	-	-	-
Banco Security	Inmobiliaria
	Las Verbenas	Client	Bid bond	-	-	17,852	-	-	-	-	-	-	-
Banco Security	Hewston y
	Puga Ltda.	Client	Bid bond	-	-	10,574	-	-	-	-	-	-	-
Sudameris/real	Ficap	Subsidiary	Contract	-	-	-	75,862	75,862	-	-	-	-	-
Seg.Bras./Inter-Atlantico	Ficap	Subsidiary	Insurance	-	-	-	3,262,746	-	-	1,156,198	-	2,106,548	-
Sudameris	Ficap	Subsidiary	Contract	-	-	-	87,964	44,287	-	43,677	-	-	-
Itaú/SAFRA/BCN/SAM	Ficap	Subsidiary	Contract	-	-	-	180,605	-	-	29,578	-	151,027	-
Itaú/SAFRA/BCN/SAM	Ficap	Subsidiary	Fixed assets	-	296,508	-	370,698	370,698	-	-	-	-	-
Itaú/SAFRA/BCN/SAM	Ficap	Subsidiary	Fixed assets	-	110,658	-	110,658	110,658	-	-	-	-	-
Bco. Central Costa Rica	Armat S.A.	Subsidiary	Bid bond	Cash	24,364	24,471	24,816	24,816	-	-	-	-	-
Banco Central Tailandia	Armat S.A.	Subsidiary	Bid bond	Cash	45,052	-	21,968	21,968	-	-	-	-	-
Banco Central Perú	Armat S.A.	Subsidiary	Bid bond	Cash	71,634	-	71,634	71,634	-	-	-	-	-
Banco Central Honduras	Armat S.A.	Subsidiary	Bid bond	Cash	32,337	-	32,337	32,337	-	-	-	-	-
Banco Central Indonesia	Armat S.A.	Subsidiary	Bid bond	Cash	77,803	-	77,803	77,803	-	-	-	-	-
Banco Central Guatemala	Armat S.A.	Subsidiary	Bid bond	Cash	-	611,001	-	-	-	-	-	-	-
Banco Central Portugal	Armat S.A.	Subsidiary	Bid bond	Cash	-	332,851	-	-	-	-	-	-	-
Otros	Armat S.A.	Subsidiary	Bid bond	Cash	-	1,045,061	-	-	-	-	-	-	-

Indirect Guarantees

						Outstanding
	Debtor		Type of	Pledged assets		balance at		Release of guarantees
Creditor of Guarantee	Name	Relationship	guarantee	Type	Book	12/31/01	12/31/02	12/31/03	Assets	12/31/04	Assets	12/31/05	Assets

Boston	Ingewall S.A.	Indirect
		Subsidiary	Bid bond	-	-	1,612,519	896,061	-	-	-	-	-	-
Citibank	Ingewall S.A.	Indirect
		Subsidiary	Bid bond	-	-	547,253	595,349	-	-	-	-	-	-
ABN -Rabobank-América	Alusa Overseas
	S.A.	Subsidiary	Severally liable	-	-	2,293,075	-	-	-	-	-	-	-
Citibank N.A.	Aluflex S.A.	Subsidiary	Severally liable	-	-	3,965,313	-	-	-	-	-	-	-

NOTE 30. GUARANTEES RECEIVED FROM THIRD PARTIES

At December 31, 2001 and 2002, the Company holds the following guarantees from third parties:

		Type of	Balance
Guarantees received from third parties	Relationship	guarantee	2001	2002
			ThCh$	ThCh$

Tito Alvarado	Clients	Bill of exchange	28,476	113,860
Ingevic S.A.	Clients	Check	8,434	8,188
Raúl Labarca Farias	Clients	Bid bond	191,921	-
Distribuidora Arquetipo Limitada	Clients	Bid bond	37,729	-
Alucasa	Clients	Bid bond	22,372	-
Bowen y Trentin Arq. Limitada	Clients	Check	11,554	-
Wintec	Clients	Bid bond	10,305	-
Soc. Cristalum Limitada	Clients	Bid bond	8,315	-
Digosa Sur Limitada	Clients	Special authorization	57,220	-
Digosa Sur Limitada	Clients	Bill of exchange	189,536	-
Digosa Sur Limitada	Clients	Warrant	25,751	-
Mario Figueroa	Clients	Bill of exchange	66,808	-
Cedomir Paracivic	Clients	Check	6,957	-
Angel Aravena	Clients	Lien	63,961	20,200
Digosa Valparaiso	Clients	Mortgage	17,070	-
Digosa Sur Limitada	Clients	Retrieval warrant	6,391	-
Carlos Pizarro	Clients	Mortgage	2,369	2,300
Jorge Moya	Clients	Mortgage	2,708	2,629
Daniel Valverde	Clients	Lien	41,200	80,000
Roberto Ruiz	Clients	Bill of exchange	3,160	-
Others	Clients	Guarantees	207,629	-
Digoval S.A.	Clients	Mortgage	-	60,000
Pedro Gajardo	Clients	Mortgage	-	2,691
Rubén Riojas	Clients	Lien	-	1,000
Inv. Ppyfa S.A.	Clients	Mortgage	-	94,400
Jorge Lagos	Clients	Give in payment	-	153,606
Juan Arbulo	Clients	Mortgage	-	70,928
José Prieto	Clients	Mortgage	-	257,302
Jorge López	Clients	Bill of exchange	-	47,837
Jorge López	Clients	Bill of exchange	-	85,395
Ferbras S.A.	Clients	Check	-	170,000

Totals			1,009,866	1,170,336

NOTE 31. COMMON STOCK OWNERSHIP

At December 31, 2002, Quiñenco S.A., its subsidiaries, related companies, members of the Luksic family and Directors, Executives and their direct relatives, together owned 53.63% of Madeco S.A., as set forth below:

Total
participation
%

Quiñenco S.A.	46.668
Inversiones Río Grande S.A.	6.747
Other (Directors, Executive officers and other companies related to
Quiñenco S.A. and members of the Luksic family)	0.212

Total	53.627

NOTE 32. SEGMENT REPORTING

In 1998, Madeco adopted the U.S. Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"), issued by the Financial Accounting Standards Board, or "FASB", which establishes standards for reporting information about operating segments in annual financial statements as well as related disclosures about products and services, geographic areas and major customers. Operating segments are defined as components of an enterprise about which separate financial statement information is available and is evaluated regularly by the chief operating decision maker in making decisions about allocating resources and assessing performance. As a result of a thorough strategic and operational analysis conducted during the first half of 1999, Madeco was reorganized into four principal segments based on its production processes. The four business segments are wire and cable, brass mills, flexible packaging and aluminum. Before this reorganization, the Company's business was divided into the telecommunications, construction, energy, mining, industry and consumer products packing segments based on the category of customers for the Company's products.

The accounting policies of each segment are as described in the Company's summary of significant accounting policies (See Note 2). The following is a description of the four segments:

Wire and Cable

The Company produces and sells in Chile, Argentina, Peru and Brazil various wire and cable products designed to meet client needs in the telecommunications, energy, mining, construction and manufacturing industries. Wire and cable products have certain generalized differentiating characteristics, such as single strand (wire) or multiple, twisted strands (cable), bare or insulated, type of material used for insulation, and magnetic or non-magnetic.

Brass Mills

The Company's brass mills segment manufactures a variety of products used by other industrial companies and the construction sector. These products include pipes, bars, busbars and sheets made of copper, copper alloy, brass, aluminum and aluminum alloy. The Company also manufactures coin blanks and minted coins, which are produced principally from alloys comprised of copper, nickel, aluminum and zinc. While the Company's brass mills facilities are located in Chile and Argentina, a significant portion of revenues are generated from export sales. Exports for the pipes, bars and sheets, or "PBS", division of the Brass Mills unit include all sales to customers in any country other than Chile or Argentina. Exports for the Coins division of the Brass Mills unit are considered to be all sales to customers in any country other than Chile.

Flexible Packaging

The Company's flexible packaging segment manufactures prints flexible packaging for use in the packaging of large scale consumer products, as well as aluminum foil and plastic wrap, for both commercial and home use. The Company has flexible packaging operations in Chile and Argentina. In Peru, the Company has a 25% interest in two Peruvian operations, Peruplast and Tech Pack; the two investments together constitute the largest flexible packaging in that country.

Aluminum

The Company is the leading Chilean manufacturer of aluminum profiles used principally in the construction sector for window frames, door frames, external and internal hardware fixtures, and customized profiles for the production of industrial durable goods. In conjunction with the production of aluminum profiles, the Company has a curtain wall installation service.

Segment reporting

Disclosure of segment data and a reconciliation of the total amounts reported by reportable segments to the consolidated amounts in the financial statements are as follow:

	As of and for the year ended December 31, 2000
	Wire and	Brass	Flexible		Non-
	cable	mills	packaging	Aluminum	assignable	(1)	Elimination	Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$

Sales to unaffiliated customers	179,463,265	74,081,436	43,828,743	24,006,242	-		-	321,379,686
Intersegment sales	13,817,815	7,436,955	143	14,509	-		(21,269,422)	-

Total revenues	193,281,080	81,518,391	43,828,886	24,020,751	-		(21,269,422)	321,379,686

Depreciation expense	7,301,029	3,619,714	2,897,688	760,261	-		-	14,578,692

Operating income (loss)	3,242,737	5,476,704	1,829,326	49,059	-		-	10,597,826

Identifiable assets at December 31, 2000	179,490,038	93,979,672	54,076,342	37,798,742	98,991,712		-	464,336,506

Capital expenditures	9,143,511	2,055,573	3,516,414	1,372,664	380,321		-	16,468,483

	As of and for the year ended December 31, 2001
	Wire and	Brass	Flexible		Non-
	cable	mills	packaging	Aluminum	assignable	(1)	Elimination	Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$

Sales to unaffiliated customers	196,780,940	71,913,307	43,589,889	29,585,096	-		-	341,869,232
Intersegment sales	14,426,280	5,112,659	-	3,959	-		(19,542,899)	-

Total revenues	211,207,220	77,025,967	43,589,889	29,589,055	-		(19,542,899)	341,869,232

Depreciation expense	7,797,163	4,072,140	2,596,140	750,058	-		-	15,215,501

Operating income (loss)	9,849,230	660,504	(26,322)	502,599	-		-	10,986,011

Identifiable assets at December 31, 2001	176,311,003	98,368,956	67,335,099	37,066,678	37,758,595		-	416,840,332

Capital expenditures	1,537,131	2,386,576	4,060,330	674,481	-		-	8,658,518
	As of and for the year ended December 31, 2002
	Wire and	Brass	Flexible		Non-
	cable	mills	packaging	Aluminum	assignable	(1)	Elimination	Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$

Sales to unaffiliated customers	131,092,091	56,561,330	40,533,292	28,095,882	-		-	256,282,595
Intersegment sales	13,953,911	2,379,932	614	105	-		(16,334,562)	-

Total revenues	145,046,002	58,941,262	40,533,906	28,095,987	-		(16,334,562)	256,282,595

Depreciation expense	7,341,358	2,399,058	2,433,530	611,746	-		-	12,785,692

Operating income (loss)	(2,928,552)	1,062,896	2,250,443	3,618,668	-		-	4,003,455

Identifiable assets at December 31, 2002	176,665,963	73,583,478	60,133,667	36,006,209	31,762,760		-	378,152,077

Capital expenditures	947,175	452,298	4,575,074	426,283	-		-	6,400,830
____________________
  Non-assignable assets correspond to assets that relate to more than one business segment and relate principally to: (i) cash items and financial assets which are managed on a consolidated basis in order to finance operations of the Company, (ii) property, plant and equipment used in management activities that cannot be precisely assignable to a specific business segment and (iii) other assets not related to the normal operations of some business segment.

The following are sales data for the years ended December 31, 2000, 2001 and 2002 and property, plant and equipment information by geographic area as of December 31, 2001 and 2002.

				Property, plant
	Sales			and equipment
	2000	2001	2002	2001	2002
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	141,825,256	151,893,042	144,622,561	86,357,504	79,678,560
Brazil	111,819,851	109,864,405	71,082,298	63,131,132	62,942,005
Argentina	41,243,857	50,288,155	14,979,106	39,601,151	42,226,615
Peru	26,490,722	29,823,630	25,598,630	16,886,198	16,385,318

Total	321,379,686	341,869,232	256,282,595	205,975,985	201,232,498

The Company did not have any customers which accounted for 10% or more of consolidated revenues during 2000, 2001 and 2002.

NOTE 33. SANCTIONS

In 2002 there is no knowledge of any sanction being applied against the Company, its directors and administrators. A fine of UF 200 was imposed on the general manager of Madeco S.A. for failing to report in a timely manner the non-compliance with the 9th clause of the Bond Issuance Agreement, which deals with maintaining unencumbered assets. The situation was corrected as soon as it was known - prior to the application of the fine and within the time frame envisaged in the Bond Issuance Agreement.

NOTE 34. SUBSEQUENT EVENTS
  As indicated in Note 23, the duly empowered Madeco S.A. board, in an Extraordinary Meeting held on December 20, 2002 agreed to place, in a first stage, 3,853,534,135 shares at a price of $24 per share from the total capital increase approved in the extraordinary shareholders' meeting of Madeco S.A. held on November 14, 2002.
  On February 7, 2003 the Superintendency of Securities and Insurance registered under number 679 in the Register of Securities the issuance of 3,853,614,534 no par value cash shares, for a total of Ch$69,363,614,430. On February 18, 2003, the preferencial offer period commenced and will end on March 19, 2003.
  On March 4, 2003, Ch$49,400,491,440 were received by the Company for the subscription and payment (made by Quiñenco S.A. and related companies) of 2,058,353,810 Madeco S.A. shares from the total of 3,853,534,135 shares issued on account of said capital increase. This contribution allowed Madeco S.A. to pay 30% of loans with 14 creditor banks on that same date and allowed the rescheduling to become effective of the remaining 70% for a 7 year period agreed with these banks on December 18, 2002, as described in Note 29, 3.2.
  On April 9, 2003, and in accordance with the loan re-schedule agreement between bank creditors and Madeco S.A., financial liabilities with banks, amounting to the total of ThCh$7,188,807, were paid, that is, the first debt installment (March 2006), plus accrued interest (March 2010), was paid. The outstanding balance from the issuance of shares, amounting to ThCh$7,188,807, approximately, will be allocated to the payment, in 2004, of the series "C" bonds issued by Madeco S.A.

Between January 1, 2002 and the date of issuance of these consolidated financial statements, no other subsequent event has occurred that might affect the balance sheet or the interpretation of these financial statements.

NOTE 35. ENVIRONMENT

At December 31, 2002, the Parent Company and its subsidiaries have not made any significant disbursements for investments or expenses necessary for protecting the environment.

NOTE 36. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Accounting principles generally accepted in Chile ("Chilean GAAP") vary in certain important respects from those generally accepted in the United States of America ("U.S. GAAP"). Such differences include methods for measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP.

  Differences in measurement methods

The following includes the principal methods used in the preparation of the accompanying consolidated financial statements which have resulted in amounts which differ from those that would have been determined by U.S. GAAP.

  Inflation accounting

  The cumulative inflation rate in Chile, as measured by the IPC for the three-year period ended December 31, 2002, was approximately 10.8%.

  Chilean GAAP requires that financial statements be restated to reflect the purchasing power of the Chilean peso. The method, described in Note 2.c, is based on a model which enables calculations of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of the local currency, by restating all non-monetary accounts in the financial statements. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the year-end, but allows direct utilization of latest cost values for the restatement of inventories, as an alternative to the price-level restatement of those assets, but only if the resulting values are not materially different.

  The inclusion of price-level adjustments in the accompanying financial statements is considered appropriate under the prolonged inflationary conditions which affect the Chilean economy. Accordingly, the effect of price-level restatement is not eliminated in the reconciliation to U.S. GAAP included under paragraph 1.n below.

  Revaluation of property, plant and equipment

  As mentioned in Note 2, certain property, plant and equipment are reported in the financial statements at amounts determined in accordance with a technical appraisal. Revaluation of property, plant and equipment is an accounting principle not generally accepted in the United States. The effects of the reversal of this revaluation, as well as of the related accumulated depreciation and depreciation expense for the year, is shown under paragraph 1.n below.

  Deferred income tax

  Until 1999, deferred tax assets were only recognized as temporary differences whose reversal would be offset by new similar timing differences. The Company determined its income tax expense based its net taxable income.

  As of January 1, 2000, the Company recorded all deferred taxes arising from temporary differences, tax losses and other events that create differences between the book and tax basis of assets and liabilities in conformity with BT60. The provisions of BT60 are applicable only to temporary differences, tax loss carry forwards, and other events that create differences between the book basis and the tax basis of assets and liabilities in conformity with BT60.

  As of January 1, 2000, the Company recorded all deferred taxes arising from temporary differences, tax losses and other events that create differences between the book and tax basis of assets and liabilities in conformity with BT60. The provisions of BT60 are applicable only to temporary differences, tax benefits from tax losses, and other events that create differences between the book basis and the tax basis of assets and liabilities arising after January 1, 2000. Therefore, this accounting change did not have a cumulative effect at the beginning of the year.

  Under U.S. GAAP, temporary differences between the book and tax value of assets and liabilities give rise to deferred tax assets or liabilities. Also, a deferred tax asset should be recorded for tax losses carried forward. Deferred tax assets should be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect of this difference is shown under paragraph 1.n. below.

  In addition, under Chilean GAAP, the effects of tax loss carryforwards are classified in the statement of income as non-operating income whereas under U.S. GAAP, they would be classified as deferred tax benefit (ThCh$9,933,964 in 2002, ThCh$13,718,582 in 2001, and ThCh$1,638,818 in 2000).

  Business combinations

  Under U.S. GAAP, in a business combination accounted for under the purchase method of accounting, the acquired company's assets and liabilities are adjusted to give effect to the purchase price paid by the acquiring company. If, after the assets and liabilities of the acquired company have been adjusted to their fair value at the acquisition date, the purchase price exceeds the amount of such fair value, the excess is recorded as goodwill.

  Under Chilean GAAP, any difference between the purchase price and the net book value of assets and liabilities acquired in a purchase transaction is considered to be goodwill. Goodwill is amortized on a straight-line basis over a 20 year period for Chilean GAAP and until December 31, 2001 amortized over a similar period for U.S. GAAP purposes. Effective January 1, 2002, Statement of Financial Accounting Standards No.142 eliminated amortization on goodwill and intangible assets with indefinite lives. Therefore, amortization of goodwill is reversed in 2002 in the reconciliation to U.S. GAAP. The Company has no intangible assets with indefinite lives. The Company performed its transitional impairment test under SFAS No. 142. No impairment losses were booked as a result of this test.

  Had we adopted SFAS No.142 effective January 1, 2000 and accordingly not amortized goodwill for the years ended December 31, 2001 and 2000 the Company's net loss and basic and diluted loss per share would have been as follows:

	2000	2001	2002
	ThCh$	ThCh$	ThCh$

Net loss under US GAAP as reported	(26,132,324)	(54,450,491)	(43,655,248)

Add back: Goodwill Amortization under US GAAP	2,377,294	2,766,604	-

Adjusted net loss under US GAAP	(23,755,030)	(51,683,887)	(43,655,248)

	2000	2001	2002
	Ch$	Ch$	Ch$

Basic and diluted earnings per share:
Reported net loss	(68.59)	(141.06)	(107.65)
Add back: Goodwill amortization	6.24	7.17	-

Adjusted net loss per share	(62.35)	(133.89)	(107.65)
  Minimum dividend in Chile GAAP

  As required by the Chilean Corporations Law, unless otherwise decided by unanimous vote of the issued and subscribed shares, the Company must distribute a cash dividend in an amount equal to at least 30% of the Company's net income for each year as determined in accordance with Chilean GAAP, unless and except to the extent the Company has unabsorbed prior year losses. Since the payment of the 30% dividend out of each year's income is a legal requirement in Chile, an accrual for U.S. GAAP purposes should be made to recognize the corresponding decrease in equity at each balance sheet date. No accrual would have been recorded at December 31, 2000, 2001 or 2002 as the Company had unabsorbed prior year losses under Chilean GAAP.

  Employee severance indemnities

  For Chilean GAAP purposes, the Company and certain of its subsidiaries provide for severance indemnities when rights to such benefits have been formally guaranteed to employee groups. Those obligations are based on the present value of the liability determined at the end of each year based on the current salary and number of years of service of each employee. The Company currently uses a real annual discount rate of 6% to 7% (7% in 2001 and 6% in 2000) and a projected employee service life based on probable tenure of vested employees. The real annual discount rate does not include a projection of inflation and accordingly, future salary increases are also excluded from the calculation of the obligation because all such future increases are expected to approximate the increase in inflation over a long-term period. For U.S. GAAP purposes, according to EITF 88-1, the severance indemnities described above should be determined based on the vested benefits to which the employees are entitled if they leave immediately (settlement basis). These differences in accounting for staff severance benefits between Chilean and U.S. GAAP is included in the reconciliation to U.S. GAAP under paragraph 1.n. below.

  Revenue recognition

  Under Chilean GAAP, revenue is recognized at the time that goods are shipped. Revenue which the Company has billed and collected in advance is deferred until the related goods are shipped. Under U.S. GAAP and in accordance with Staff Accounting Bulletin 101, or "SAB 101", revenue is realized or realizable and earned, when 1) "Persuasive evidence of an arrangement exists", 2) "the seller's price is fixed or determinable", 3) "collectibility is reasonably assured", and 4) "delivery has occurred". Delivery is considered to have occurred when title has been taken by the customer and risks and rewards of ownership of the products are assumed by the customer. The Company has certain export sales, for which delivery has not occurred under U.S. GAAP. The effect of the difference is shown, under paragraph 1.n. below.

  Liability recognition for certain employee termination benefits and other restructuring costs

  As indicated in Note 1, during 1999, the Company decided to restructure a portion of its operations. As part of this process, certain operating plants were either closed or transferred and merged with other plants. At December 31, 1999, some steps related to this process were not complete and accordingly, the Company recorded provisions for the estimated cost to completion. The estimated costs related to employee benefits such as severance and termination benefits and costs associated with the relocation of plant facilities.

  As indicated in Note 20, the indirect Argentine subsidiary Aluflex S.A. recorded, at December 31, 2001, provisions for the estimated restructuring cost of its plant operations, as a consequence of the economic situation in Argentina. The estimated costs related to severance and termination benefits and impairment on current assets such as inventories.

  In 2002, the Company made an accrual of ThCh$908,740 for severance payments under a separate restructuring plan.

  The recognition of liabilities related to a restructuring process under U.S. GAAP is prescribed by Emerging Issues Task Force 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). In order to recognize a liability for employee termination benefits and other restructuring costs, EITF 94-3 requires that, prior to the date of the financial statements, certain specific conditions must be met or exist.

  At December 31, 1999 and 2001 respectively, some of the required conditions were not met or did not exist with respect to the restructuring process of the Company. Therefore, an adjustment was included in the reconciliations to U.S. GAAP in 1999 and 2001 to reverse the effects of the provisions. For the provisions indicated in the first two paragraphs of this note, the required conditions were met during 2000 and 2002, respectively, therefore the amount has been included in the reconciliation to U.S. GAAP in that year.

  Comprehensive income

  On January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". ("SFAS 130") which establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS 130 requires that all items that are required to be recognized under U.S. GAAP as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The disclosures required under U.S. GAAP are set forth in paragraph 1.n below.

  Other comprehensive income under U.S. GAAP includes the adjustment to stockholders' equity arising from the foreign currency translation under Chilean GAAP.

  Derivative instruments and hedging activities

The Company is exposed to the impact of interest rate changes, foreign currency fluctuations and changes in the market values of its investments. In the normal course of business, the Company employs established policies and procedures to manage its exposure to changes in interest rates, foreign currencies and the fair market value of certain of its investments in debt and equity securities using a variety of financial instruments.

It is the Company's policy to enter into foreign currency and interest rate transactions and other financial instruments only to the extent considered necessary to meet its objectives as stated above.

Under Chilean GAAP, foreign forward exchange contracts and swaps have been recorded on the balance sheet at the closing spot exchange rate, based on BT57. Under Chilean GAAP, those derivative instruments are recorded as follows:

  Investments contracts (for speculative purposes) are recorded at the closing spot exchange rate and gains and losses are included in earnings as "Other non-operating income and expenses."
  Derivatives that are designated and effective as hedges of existing assets or liabilities are recorded at fair value, together with the item being hedged based on the closing spot rate. If the net change in fair values of the derivative instrument and the hedged item results in a loss, the net difference is recorded in the results of operations. If the net variation on the fair value of the derivative instrument and the hedge item results in a gain, the net difference on the fair value is recorded as unrealized gains recorded.
  Contracts that are designated as hedges of future cash flows or forecasted transactions must be marked-to-market based on the closing spot rate, with any variation in the fair value recorded as unrealized gains or losses recorded.

Under U.S. GAAP, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by SFAS No. 138 ("SFAS 138"), establishes standards for all derivatives and requires that all derivatives be recorded on the balance sheet at fair value. Generally, changes in the fair value of derivatives must be recognized in income when they occur, the only exception being derivatives that qualify as hedges in accordance with the Standards. If a derivative qualifies as a hedge, a Company can elect to use "hedge accounting" to eliminate or reduce the income statement volatility that would arise from reporting changes in a derivative's fair value in income. For the purposes of U.S. GAAP, the Company has not designated the derivative contracts as hedges although management believes that these foreign currency contracts, which have not been designated as hedging instruments under SFAS 133, effectively hedge the impact of the variability in exchange rates. The foreign currency contracts have been marked-to-market and recorded to earnings for U.S. GAAP purposes and the results of such have been included under paragraph 1.n below.

  Long- lived assets

  The Company adopted Statement of Financial Accounting Standards No. 144 on July 1, 2002. This statement requires that the carrying value of long-lived assets be evaluated when events and circumstances indicate that the carrying amount may not be recoverable. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Prior to July 1, 2002, the Company applied SFAS No.121.

  Under Chilean GAAP, long-lived assets are also evaluated when events and circumstances indicate that the carrying amount may not be recoverable. Measurement of an impairment loss under Chilean GAAP and U.S. GAAP is performed in a similar manner, recognizing a loss based on the excess of the carrying value over the fair market value using a "cash flow generating unit" concept.

  In 2000, 2001 and 2002, there was no material effect related to this difference.

  Share issuance expenses

  Share issuance expenses are expensed in the income statement upon incurrence for Chilean GAAP purposes. For U.S. GAAP purposes, these amounts are offset against the paid-in capital recorded as a result of the share issuance. The effect of this difference is not significant for any year.

  Extraordinary provision

  For the year ended December 31, 2001, the Company recorded a provision for impairment of fixed assets related to its plants in Argentina. Under Chilean GAAP during the year ended December 31, 2002, the Company has reassessed this impairment provision based on an improvement in the economic situation in Argentina and has reversed ThCh$6,693,764 related to this provision. For US GAAP purposes, SFAS 144 does not allow the reversal of impairment losses. Therefore, the amount reversed as a provision for Chilean GAAP purposes appears as a reconciling item in the US GAAP reconciliation in Item n. of this note.

  Effects of conforming to U.S. GAAP

The adjustments to reported net income (loss) required to conform with U.S. GAAP are as follows (all amounts are expressed in thousands of Chilean pesos of December 31, 2002 purchasing power):

	For the years ended December 31,
	2000	2001	2002
	ThCh$	ThCh$	ThCh$

Net loss as shown in the Chilean GAAP financial statements	(17,810,377)	(51,598,967)	(40,165,867)
Reversal of additional depreciation on revaluation
increment of fixed assets (par. 1b)	115,788	130,410	113,238
Adjustment for deferred income tax provision (par. 1c)	(3,853,658)	(5,094,026)	1,321,618
Reversal of amortization differences of goodwill (par. 1d)	(117,191)	(87,940)	2,297,770
Provision for employee severance (par. 1h)	-	-	908,740
Adjustment to employee severance indemnities (par. 1f)	(2,480,704)	500,861	1,081,070
Reversal of revenue recognition - net (par. 1g)	(61,845)	(17,365)	(643,501)
Adjustment for restructuring costs (par. 1h)	(1,924,337)	2,286,600	(2,286,600)
Adjustment for derivative instruments (par. 1j)	-	(570,064)	412,048
Reversal of extraordinary provision (par. 1m)	-	-	(6,693,764)

Net loss under U.S. GAAP	(26,132,324)	(54,450,491)	(43,655,248)
Other comprehensive income
Foreign currency translation adjustment, net of tax (par. i)	8,125,679	13,634,992	11,664,637

Total comprehensive loss - total	(18,006,645)	(40,815,499)	(31,990,611)

The adjustments required to conform net equity amounts to U.S. GAAP are as follows (all amounts are expressed in thousands of Chilean pesos of December 31, 2002 purchasing power):

	2000	2001	2002
	ThCh$	ThCh$	ThCh$
Net equity as shown in the Chilean
GAAP financial statements	164,862,898	127,043,433	99,231,627
Reversal of revaluation of property,
plant and equipment (par. 1b)	(2,948,551)	(2,820,726)	(2,707,488)
Adjustment for deferred income tax (par. 1c)	(1,040,374)	(6,135,311)	(4,813,693)
Reversal of amortization differences of goodwill (par. 1d)	553,903	466,448	2,764,218
Provision for employee turnover (par. 1f)	-	-	908,740
Adjustment for employee severance indemnities (par. 1f)	(3,835,601)	(3,338,102)	(2,257,032)
Adjustment for revenue recognition (par. 1g)	(61,845)	(79,264)	(722,765)
Adjustment for restructuring cost of Aluflex S.A. (par. 1h)	-	2,286,600	-
Adjustment for derivative instruments (par. 1j)	-	(570,064)	(158,016)
Reversal of extraordinary provision (par. 1m)	-	-	(6,693,764)

Net equity in accordance with U.S. GAAP	157,530,430	116,853,014	85,551,827

The movement in net equity accounts determined under U.S. GAAP is summarized as follows (all amounts are expressed in thousands of Chilean pesos of December 31, 2002 purchasing power):

ThCh$

Balance at January 1, 2000	168,385,611
Capital increase	7,151,464
Net loss for the year	(26,132,324)
Other comprehensive income for the year	8,125,679

Balance at January 1, 2001	157,530,430
Monetary correction	138,083
Net loss for the year	(54,450,491)
Other comprehensive income for the year	13,634,992

Balances at January 1, 2002	116,853,014
Capital increase	689,424
Net loss for the year	(43,655,248)
Other comprehensive income for the year	11,664,637
Balances at December 31, 2002	85,551,827

Accumulated other comprehensive income totaled ThCh$16,669,552, ThCh$30,319,155 and ThCh$42,866,875 for U.S. GAAP purposes at December 31, 2000, 2001 and 2002, respectively.

  Additional disclosure requirements
  Earnings (loss) per share

  The following disclosure of loss per share information is not generally required for presentation in financial statements under Chilean GAAP, but is required under U.S. GAAP:

	For the years ended December 31,
	2000	2001	2002
	Ch$	Ch$	Ch$

Basic loss per share (U.S. GAAP)	(68.59)	(141.06)	(107.65)

Basic loss per share (Chilean GAAP)	(46.75)	(133.68)	(99.05)

Weighted average number of common stock
outstanding (in thousands)	380,973	386,000	405,511

  The loss per share data shown above is determined by dividing net income for Chilean and U.S. GAAP purposes by the weighted average number of common stock outstanding during each year.

  The Company has only common stock outstanding. There are no other securities outstanding that would require the calculation of diluted earnings per share.

  Income taxes

  The provision for income taxes charged to the results of operations determined in accordance with U.S. GAAP is as follows:

	For the years ended December 31,
	2000	2001	2002
	ThCh$	ThCh$	ThCh$

Current and deferred tax expense (benefit)	(3,183,933)	(3,061,114)	(2,505,682)
Deferred income tax expense	3,853,658	5,094,026	(1,321,618)

Total provision for U.S. GAAP	669,725	2,032,912	(3,827,300)

  Deferred tax assets (liabilities) are summarized as follows:

	As of December 31,
	2000	2001	2002
	ThCh$	ThCh$	ThCh$

Accumulated depreciation	(3,923,085)	(4,252,402)	(4,565,058)
Inventories	(521,930)	(165,878)	(467,374)
Property, plant and equipment	(2,124,075)	(2,308,272)	41,864
Others	(1,215,918)	(1,223,854)	(1,352,237)

Gross deferred tax liabilities	(7,785,008)	(7,950,406)	(6,342,805)

Accounts receivable	612,274	842,384	1,040,732
Inventories	478,729	462,824	655,234
Tax loss carryforwards	30,249,296	16,530,714	17,634,050
Others	1,128,089	908,487	1,962,723

Gross deferred tax assets	32,468,388	18,744,409	21,292,739

Deferred tax assets valuation allowance
(for certain tax loss carryforwards)	(24,823,984)	(14,207,545)	(4,273,581)

Net deferred tax assets (liabilities)	(140,604)	(3,413,542)	10,676,353

  The change in the tax effect of tax loss carryforwards for the years ended December 31, 2000, 2001 and 2002 was as follows:

	2000	2001	2002
	ThCh$	ThCh$	ThCh$

Balance at January 1	27,164,869	30,249,296	16,530,714
Tax losses incurred	4,723,245	-	11,037,300
Tax losses used	(1,638,818)	(13,718,582)	(9,933,964)

Balance at December 31	30,249,296	16,530,714	17,634,050

  The provision for income taxes (tax benefit) differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate to pretax income (loss) as a result of the following differences:

	For the years ended December 31,
	2000	2001	2002
	ThCh$	ThCh$	ThCh$

At statutory Chilean tax rate (15% and 16%)	(3,819,389)	(7,777,127)	(6,496,288)
Increase (decrease) in rates resulting from:
Price-level restatement not
accepted for tax purposes	304,554	81,359	(2,704,142)
Non-taxable income	82,667	1,489,968	3,927
Non-deductible expenses	1,321,830	2,317,356	4,340,583
Other local taxes	(15,177)	(7,555)	(332,946)
Change in valuation allowances	818,124	3,492,023	1,103,334
Foreign taxes in excess of domestic rate	2,188,722	1,872,460	534,515
Other	(211,606)	564,428	(276,283)

At effective tax rate	669,725	2,032,912	(3,827,300)

  In accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate return basis and not on a consolidated basis.

  During 1992, there was a tax reform under Argentine law that established that all tax loss carryovers for fiscal years ending before March 31, 1991 could no longer be used to offset taxable income. However, the tax loss carryovers can be recognized through the issuance of Consolidation Bonds (BOCON) after obtaining approval from the Argentine authorities for the amounts of the loss carryovers available at that date, if and when the Company reports taxable income for following years. Otherwise, these bonds will not be issued. Based on subsequent results, the amounts of BOCONs to be recovered will not be significant and therefore the total amount that might be recovered has been offset by a valuation adjustment at December 31, 1999. At December 31, 2002, the valuation allowance on tax loss carryforwards in Argentina was reversed for the portion of tax loss carryforwards which were realized for tax purposes.

  The principal Argentine subsidiaries also have incurred tax losses subsequent to March 31, 1991 which have a carryforward period of five years from the years they were incurred. In addition, these subsidiaries have not had taxable income in the past few years and it is not possible to estimate the date that they will generate taxable income. Accordingly, the deferred income tax assets for these tax loss carryforwards have been offset by a valuation allowance of ThCh$20,100,098 at December 31, 1999. As of December 31, 2001 and 2002, the valuation allowance for these tax loss carryforwards was reversed as they were utilized. Additionally during 1999, certain subsidiaries in Uruguay and Peru incurred tax loss carryforwards amounting to ThCh$4,104,062 and ThCh$1,676,838, respectively, which were offset by a valuation allowance of ThCh$1,734,249. The tax loss carryforwards in Uruguay have no expiration date and in the case of Peru they expire four years after the subsidiary begins to earn taxable income. As it is considered more likely than not that Uruguay, Peru and Chile will realize their tax loss carryforwards, no valuation allowance has been recorded.

  Certain of the Chilean subsidiaries also have loss carryforwards for tax purposes of ThCh$23,502,476, ThCh$17,304,327 and ThCh$29,387,453 at December 31, 2002, 2001 and 2000, respectively, which have resulted in a deferred tax asset of ThCh$3,995,421, ThCh$2.855.214 and ThCh$4,408,117 at December 31, 2002, 2001 and 2000, respectively. These tax loss carryforwards have no expiration date. During 2000, 2001 and 2002, tax losses of ThCh$1,638,818, ThCh$3,492,023 and ThCh$6,964,511 respectively, were used by certain subsidiaries.

  Fair value

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments at December 31, 2001 and 2002, for which it is practicable:

  Cash - Cash is stated at the carrying amount, which is equivalent to fair value.

  Marketable securities - The fair value of marketable securities is based on quoted market prices of the common stock held.

  Investments in other companies - Fair value of common stock in other companies is based on quoted market prices.

  Long-term accounts receivable - As substantially all of the Company's long-term accounts receivable bear interest rates at variable rates, it was assumed that the carrying value approximates fair value since they are priced at current market rates.

  Short-term and long-term debt - Fair value of short-term and long-term debt was based on rates currently available to the Company for debt with similar terms and remaining maturities.

  Other current liabilities - This category consists of current liabilities whose carrying value approximates their for value. The derivative contracts' fair value is based on market-prices at December 31, 2002, and 2001 respectively.

  Other current assets - The fair value of these derivative contracts is based on market price at December 31, 2002 and 2001, respectively.

  The estimated fair value of the Company's financial instruments are compared to their respective carrying values under Chilean GAAP as follows:

	As of December 31,
	2001		2002
	Carrying	Fair	Carrying	Fair
	Amount	value	amount	value
	ThCh$	ThCh$	ThCh$	ThCh$
Short-term assets:
Cash	2,777,402	2,777,402	3,659,133	3,659,133
Time deposits and marketable securities	1,407,358	1,407,358	4,099,568	4,099,568
Other current assets	-	-	2,320,217	2,320,217
Financial assets:
Investments in other companies	472,607	472,607	204,468	204,468
Long-term accounts receivable	3,357,012	3,357,012	1,104,057	1,104,057
Short-term debt:
Short-term bank borrowings	95,445,007	87,014,398	79,009,885	79,860,410
Current portion of long-term liabilities	11,390,740	7,515,981	58,655,405	59,082,684
Current portion of bonds payable	3,586,072	3,586,072	5,487,577	5,476,251
Current portion of long-term liabilities	959,301	959,301	49,182	49,182
Other current liabilities	6,000,643	6,000,643	8,682,819	8,755,948
Long-term debt:
Bonds payable	67,002,158	66,651,772	63,517,864	63,388,553
Long-term bank borrowings
and other debt	37,737,791	36,983,033	9,066,228	8,881,328
Other long-term debt	13,785,735	13,789,581	6,716,979	6,600,487

  Classification of expenses

  Under Chilean GAAP, the following expenses are classified an non-operating expenses whereas under U.S. GAAP they would be classified as operating expenses.

	For the years ended December 31,
	2000	2001	2002
	ThCh$	ThCh$	ThCh$

Amortization of goodwill	2,360,103	2,678,664	-
Adjustment to realizable value of inventories
(Argentina and Uruguay)	-	2,251,023	-
Severance indemnities	200,831	3,412,739	2,231,761
Provision and write-off of obsolete plant and equipment	342,846	192,985	1,675,322
Legal and consulting fees	-	242,317	-
Labor lawsuits	193,144	3,924,107	323,099
Adjustment to realizable value of property, plant and equipment held for sale	530,500	2,708,432	840,277
Allowance for uncollectible debts	4,163,123	678,680	-
Loss on contracts	1,319,537	897,392	-
Net loss on sale of property, plant and equipment	-	7,001	-
Foreign subsidiaries adjustment (Uruguay)	-	1,117,870	511,448
Adjustment to subsidiaries' assets	-	703,373	-
Provision and write-off of obsolete plant and equipment	-	-	1,155,078
Allowance for valuation in assets of subsidiaries	-	-	2,140,146
Depreciation of inactive assets (Argentina)	-	-	3,252,441
Write-off tax incentives and other credits (Brazil)	-	-	369,887
Legal expenses	-	-	898,263

Total	9,110,084	18,814,583	13,397,722

  For both Chilean and U.S. GAAP purposes, legal costs are charged to income as the services are provided. Contingencies except in the case of were all associated legal costs are accrued at time of contingency accrual.

  As a result of these reclassifications, operating income in Chilean GAAP would increase by ThCh$154,655 for the year ended December 31, 2002, under a U.S. GAAP basis presentation.

  Balance sheet reclassifications for U.S. GAAP purposes

  At December 31, 2001 the Company was not in compliance with a covenant relating to the Madeco Bonds series B for UF 693,000 nominal value. Under U.S. GAAP, companies with long-term obligations that do not comply with a covenant must reclassify the loans to a short-term liability if required by the loan agreement, unless they are able to replace it with long-term obligations prior to the issuance of their financial statements. Since the Company obtained waivers for non compliance before the issuance of these consolidated financial statements, for U.S. GAAP purposes the bond issue would continue to be classified as a long-term liability at December 31, 2001.

  At December 31, 2001, the Company was not in compliance with certain covenants relating to an affiliate of Bank Boston which had approximately a ThCh$7,609,562 outstanding balance.

  Since the Company obtained waivers for non-compliance before the issuance of these consolidated financial statements, for each facility, for U.S. GAAP purposes these facilities would continue to be classified as a long-term liability at December 31, 2001.

  At December 31, 2000 the Company also did not comply with certain covenants. However, the Company subsequently obtained a waiver for this non-compliance and changed the requirements imposed by the related loan contract. Therefore, there was no need to reclassify such bank borrowings as of December 31, 2000.

  For December 31, 2002 the Company obtained a waiver letter on its debt covenants. The Company restructured its debt as discussed in Note 34.

  Balance sheet reclassifications
2001	Under		Under
	Chilean GAAP	Reclassifications	U.S. GAAP
	ThCh$	ThCh$	ThCh$

Current assets	153,778,460	(637,238)	153,141,222

Long-term assets	57,085,887	189,384	57,275,271

Current liabilities	(149,397,966)	-	(149,397,966)

Long-term liabilities	(125,277,271)	447,854	(124,829,417)

  Balance sheet reclassifications
2002	Under		Under
	Chilean GAAP	Reclassifications	U.S. GAAP
	ThCh$	ThCh$	ThCh$

Current assets	120,795,116	(652,269)	120,142,847

Long-term assets	56,124,463	-	56,179,878

Current liabilities	(179,438,991)	(1,642,537)	(181,081,528)

Long-term liabilities	(86,096,400)	2,239,391	(83,857,009)

  In Chilean GAAP, the debt classification at December 31, 2002 related to the bank restructuring which took place in May, 2003 is classified in accordance with U.S. GAAP.

  Other disclosures

  The Company has accounted for its liability for severance indemnities as disclosed in Note 2.t. Except for severance indemnities, the Company does not provide any post-employment or post-retirement benefits to its employees and, accordingly, there is no need to record any additional obligations in accordance with either SFAS No. 106 "Employer's Accounting for Retirement Benefits other than Pensions" ("SFAS 106"), or SFAS No. 112, "Employer's Accounting for Postretirement Benefits" ("SFAS 112").

  There were net foreign exchange losses of ThCh$4,952,545 in 2000, ThCh$9,528,694 in 2001 and ThCh$10,164,266 in 2002.

  For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents:

	As of December 31,
	2000	2001	2002
	ThCh$	ThCh$	ThCh$

Cash	2,407,909	2,777,402	3,659,133
Time deposits and other investments that are
cash equivalents	6,540,101	1,802,068	4,099,568

Total cash and cash equivalents	8,948,010	4,579,470	7,758,701
  Recent accounting pronouncements

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 addresses financial accounting and reporting for obligations and costs associated with the retirement of tangible long-lived assets. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs will be capitalized as part of the carrying amount of the long-lived asset, effective January 1, 2003. The adoption of this standards is not expected to have an impact on the financial statements of the Company.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements (ARB 51). FIN 46 addresses consolidation by business enterprises of variable interest entities, which are entities subject to consolidation according to the provisions of FIN 46. For interests acquired on or after February 1, 2003, FIN 46 applies immediately. For existing interests as of January 31, 2003, FIN 46 is effective on July 1, 2003. We do not believe that we have any variable interest entities, and we do not believe that the adoption of FIN 46 will affect its accounting.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure (SFAS No. 148), which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on the results of operations. The provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. We do not believe that the adoption of SFAS No. 148 will affect our financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS No. 146). This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. In addition, this statement supercedes Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," under which a liability is recognized at the date an entity commits to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions are applicable on a prospective basis and are effective for any exit and disposal activities initiated after December 31, 2002. No exit or disposal activities have been entered into by the Company subsequent to the effective date.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 requires additional disclosures by guarantors about obligations under guarantees that it has issued. This statement also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of obligations undertaken in issuing guarantees. The disclosure requirements for FIN 45 are effective for financial statements of interim and annual periods ending after December 15, 2002 and have been included in these financial statements. The initial recognition and initial measurement requirements are applicable on a prospective basis for guarantees issued or modified after December 31, 2002.

In April 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards SFAS No. 149 (SFAS No. 149), AMENDMENT OF STATEMENT 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, and certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist. We are evaluating the effect, if any, that SFAS No. 149 will have on its consolidated financial statements.

In determining U.S. GAAP amounts at December 31, 2002, the Company has implemented all other SFAS that have been issued as of that date and are applicable to its operations.

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.150 ("SFAS No. 150"), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This statements establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and will require an issuer to classify as a liability certain instruments currently as equity. The Company does not expect SFAS 150 to have a material impact on its consolidated financial statements.

* * * * * *