Form 20-F
MADECO SA
filed 2004-06-30
CIK 899296

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F
  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

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

Common Stock, without par value..................... 4,120,088,408

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

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

ITEM 12. Description of Securities Other than Equity Securities *

PART II *

ITEM 13. Defaults, Dividend Arrearages and Delinquencies *

ITEM 14. Material Modifications of the Rights of Security Holders and Use of Proceeds *

ITEM 15. *

ITEM 16. *

PART III *

ITEM 17. Financial Statements *

ITEM 18. Financial Statements *

ITEM 19. Exhibits *

PRESENTATION OF INFORMATION

Madeco S.A. is a sociedad anonima abierta (open stock corporation) organized under the laws of the Republic of Chile ("Chile"). In this Annual Report on Form 20-F (the "Annual Report"), unless otherwise specified, all references to "Madeco" or the "Company" are to Madeco S.A. together with its consolidated subsidiaries and references to "Madeco Chile" include only Madeco S.A. The fiscal year for the Company ends on December 31 of each year. Madeco prepares its financial statements in Chilean pesos and in conformity with Chilean generally accepted accounting principles, or "Chilean GAAP". Chilean GAAP as applied to Madeco differs in certain important respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). See Note 36 to Madeco's audited consolidated financial statements (together with the notes thereto, the "Consolidated Financial Statements") for the years ended December 31, 2001, 2002 and 2003 (with the exception of the Balance Sheet, which is included only as of December 31, 2002 and 2003), contained elsewhere in this Annual Report, for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net loss and total shareholders' equity for the periods and as of the dates therein indicated. Unless otherwise specified, financial data for all periods included in the Consolidated Financial Statements and elsewhere throughout this Annual Report have been restated in constant Chilean pesos as of December 31, 2003 (which is further explained in Note 2 to the Consolidated Financial Statements). For clarity of presentation, certain amounts represented in U.S. dollars and Chilean pesos, as well as percentages, have been rounded. As a result, certain totals may not directly reflect the sum of their components.

Madeco's operations are organized into four business units: Wire and Cable, Brass Mills, Flexible Packaging and Aluminum Profiles. The following table sets forth the divisions within each business unit as well as the countries where Madeco maintains operations for each respective business:

Business Unit	Divisions	Countries of Operations
Wire and Cable	Metallic Cable Copper Rod Optical Fiber (2)	Chile, Brazil, Peru and Argentina (1) Chile and Peru Brazil and Argentina
Brass Mills	Pipes, Bars and Sheets ("PBS") Coins and Sheets	Chile and Argentina (1) Chile
Flexible Packaging	N/A	Chile and Argentina
Aluminum Profiles	N/A	Chile and Bolivia (representative office)

(1) Certain of the facilities in these segments in Argentina are currently non-operating. See Note 1 of the Consolidated Financial Statements.

(2) See "Item 4. Information on the Company - Optical Fiber" and "Item 8. Financial Information - Legal Proceedings".

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

Estimates Relating to the Company's Capital Expenditures Plan. The Company reviews its capital investment program periodically and changes to the program are made as it believes is appropriate. Accordingly, there can be no assurance that the Company will fully implement its capital expenditures plan and the actual amount of future capital expenditures will depend on a variety of factors. See "Item 5. Operating and Financial Review and Prospects - Capital Expenditures" for a discussion of the Company's expected future capital expenditures;

"Cost-plus" Pricing Policy. Although the Company intends to continue its cost-plus pricing policy, there can be no assurance that the Company will be able to increase its selling prices in response to increases in the cost of raw materials in the future. See "Item 3. Key Information - Risk Factors", "Item 4. Information on the Company - Raw Materials" and "Item 5. Operating and Financial Review and Prospects - Fluctuations in LME Metal Prices and Exchange Rates between Countries" for a discussion of the effects of fluctuations in the price of raw materials;

Competition. Although the Company believes it will continue to compete effectively in its markets and industries, no assurance can be given in this regard. See "Item 3. Key Information - Risk Factors" and "Item 4. Information on the Company - Business Overview" for a discussion of factors that could affect the Company's ability to compete;

Dividends. The Company's current dividend policy is subject to various factors, including those described under "Item 8. Financial Information - Dividend Policy";

Economic Developments in Argentina and Latin America Generally. The economic deterioration in Argentina had materially adversely affected the Company. Adverse changes in any of the Latin American economies where the Company operates with respect to economic growth, currency devaluation, rates of inflation and other factors could have an adverse effect on the Company's business and results of operations. See "Item 3. Key Information - Selected Financial Data, and - Risk Factors" and "Item 5. Operating and Financial Review and Prospects - Economic Overview";

Political Developments in Latin America. Adverse changes in the political situations in countries where the Company operates, including, without limitation, political instability and reversal of market-oriented reforms or the failure of such reforms to achieve their goals, could have an adverse effect on the Company's business and results of operations. See "Item 3. Key Information - Risk Factors";

Developments in Local and International Markets. Adverse changes in the international markets for the Company's products, including local markets where the Company maintain operations as well as other Latin American countries, Asia, the United States or Europe could have an adverse effect on the Company's business and results of operations; and

Additional Factors. See "Item 3. Key Information - Risk Factors", for a discussion of some of the additional factors that could cause actual results to differ materially from those expected by the Company.

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

REQUESTS FOR INFORMATION

Written requests for copies of this Annual Report should be directed to Madeco S.A., Ureta Cox 930, San Miguel, Santiago, Chile, Attention: Marisol Fernandez, Investor Relations. Facsimile requests may be directed to (56-2) 520-1545. Telephone requests may be directed to (56-2) 520-1380 or (56-2) 520-1000. E-mail requests may be directed to ir@madeco.cl. Additional information about the Company and its products can be found at www.madeco.cl. The contents of this website are not incorporated into this Annual Report.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisers

Not applicable

ITEM 2. Offer Statistics and Expected Timetable

Not applicable

ITEM 3. Key Information

Selected Financial Data

The following table presents selected consolidated financial information for the Company as of the dates and for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements of the Company included elsewhere herein. The Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. Note 36 to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company and includes a reconciliation to U.S. GAAP of net loss for the years ended December 31, 2001, 2002 and 2003 and shareholders' equity as of December 31, 2002 and 2003.

For clarity of presentation, certain amounts represented in U.S. dollars and Chilean pesos, as well as percentages, have been rounded. As a result, certain totals may not directly reflect the sum of their components.

Financial information as of and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 is presented below in constant pesos of December 31, 2003.
	Year ended December 31,
	1999	2000	2001	2002	2003
	(in millions of constant Ch$ as of December 31, 2003)
Income Statement Data (Chilean GAAP)
Net sales	281,904	324,409	344,856	258,845	237,666
Operating income (loss)	(14,185)	10,698	11,082	4,043	7,457
Income (loss) from continuing operations	(14,185)	10,698	11,082	4,043	7,457
Non-operating income	18,363	5,593	6,132	2,296	1,882
Non-operating expense	(49,267)	(29,752)	(56,453)	(41,820)	(25,698)
Price-level restatement and translation losses	(12,259)	(5,974)	(13,730)	(8,527)	1,740
Income tax	(2,993)	1,560	(435)	1,416	(1,592)
Net loss	(58,390)	(17,978)	(52,050)	(40,568)	(16,734)

Per share (Chilean GAAP)
Number of shares	370,917,661	386,000,000	386,000,000	405,511,028	4,120,088,408
Net loss	(157.4)	(46.6)	(134.8)	(100.0)	(4.1)
Dividend per share in Ch$ (1)	0	0	0	0	0
Dividend per ADS in US$ (1)	0	0	0	0	0

Income Statement Data (U.S. GAAP)
Net sales	281,426	323,935	344,241	254,803	238,396
Operating income (loss)	(14,162)	10,628	(22,219)	(18,338)	5,569
Net loss	(45,403)	(26,360)	(54,927)	(44,089)	(19,661)

Balance Sheet Data (Chilean GAAP)
Current assets	168,280	191,612	155,122	122,003	145,272
Fixed assets	218,012	216,476	207,776	203,245	162,759
Total assets	453,702	468,713	420,483	381,934	353,676
Current liabilities	127,222	188,975	150,703	181,233	78,519
Long-term liabilities	143,715	99,776	126,372	86,957	117,648
Total liabilities	270,937	288,751	277,075	268,190	196,167
Interest bearing debt	208,367	220,009	231,333	226,182	161,289
Minority interest	13,620	13,545	15,254	13,519	9,939
Total shareholders' equity	169,145	166,417	128,154	100,224	147,569

Balance Sheet Data (U.S. GAAP)
Total assets	453,357	463,278	417,452	369,479	349,697
Long-term liabilities	123,106	94,093	108,180	163,768	118,030
Total shareholders' equity	170,069	159,105	117,874	86,407	130,826

(1) The Company has not distributed dividends since May 10, 1999. At year-end 2002, 1 ADS = 10 shares, as reflected in this table. On May 12, 2003, this ratio was changed to 1 ADS = 100 shares, as described in "Item 9. The Offer and Listing - Offer and Listing Details".

Exchange Rate Information

Exchange Rates

Prior to 1989, Chilean law permitted the purchase and sale of foreign exchange only in those cases explicitly authorized by the Central Bank of Chile (the "Central Bank"). The Central Bank Act, which was enacted in 1989, liberalized the rules that govern the ability to buy and sell foreign exchange. The Central Bank Act now empowers the Central Bank to determine that certain purchases and sales of foreign exchange specified by law must be carried out in the Formal Exchange Market. The Formal Exchange Market is formed by banks and other entities so authorized by the Central Bank. All payments and distributions with respect to the Company's American Depositary Shares ("ADSs") referred to in this Annual Report must be transacted in the Formal Exchange Market.

For purposes of the operation of the Formal Exchange Market, the Central Bank sets a reference exchange rate (dólar acuerdo) (the "Reference Exchange Rate"). The Reference Exchange Rate is reset monthly by the Central Bank, taking internal and external inflation into account, and is adjusted daily to reflect variations in parities between the Chilean peso and each of the U.S. dollar, the Japanese yen and the Euro. Authorized transactions by banks were generally conducted within a certain band above or below the Reference Exchange Rate. In January 1992, the Central Bank reduced the Reference Exchange Rate by 5% and widened the band for transactions in the Formal Exchange Market from 5% to 10%. In November 1994, the Central Bank reduced the Reference Exchange Rate by approximately 10%. In November 1995, the Central Bank reduced the Reference Exchange Rate by approximately 2%. In January 1997, the Central Bank widened the band for transactions in the Formal Exchange Market to 12.5%. On June 25, 1998, the Central Bank reduced the band for transactions in the Formal Exchange Market to 2% above and 3.5% below the Reference Exchange Rate. At that time, the Central Bank also announced the elimination of a fixed 2% (peso re-valuing) factor which had hitherto been taken into account in the annual resetting of the Reference Exchange Rate. In September 1998, the Central Bank began a gradual widening of the exchange rate band from 3.5% to 5.0% above and below the Reference Exchange Rate. In December 1998, the Central Bank set the exchange band at 8.0% above and below the Reference Exchange Rate and provided for the gradual widening of the limits of the band at a daily rate of 0.01375%. In order to keep fluctuations in the average exchange rate within certain limits, the Central Bank intervened by buying or selling foreign exchange on the Formal Exchange Market. In September 1999, the Central Bank decided to suspend its formal commitment to intervene in the exchange market to maintain the limits of the band, and decided to intervene in the market only under extraordinary circumstances and with advance notification. The Central Bank also committed itself to provide periodic information about the levels of its international reserves. The Reference Exchange Rate was maintained as a medium-term reference for the market and to be used in contracts entered into using such rate. The Observed Exchange Rate is the average exchange rate at which commercial banks conduct authorized transactions on a given date in Chile, as determined by the Central Bank. The Central Bank generally carries out its transactions at the spot market rate. Before the suspension of the band, however, when commercial banks requested to buy U.S. dollars from the Central Bank, or requested to sell U.S. dollars to the Central Bank, the Central Bank made such sales up to 2% over the Reference Exchange Rate and carried out such purchases at 3.5% under the Reference Exchange Rate. Authorized transactions by banks are generally conducted at the spot market rate. Historically, such rate fluctuated within the band set by the Central Bank with respect to the Reference Exchange Rate. No assurances can be given that the Central Bank will not establish the band limits again.

Purchases and sales of foreign exchange effected outside the Formal Exchange Market are carried out in the Mercado Cambiario Informal (the "Informal Exchange Market"). The Informal Exchange Market reflects the supply and demand for foreign currency. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. On May 31, 2004, the average exchange rate in the Informal Exchange Market was Ch$640.00 per U.S. dollar and the U.S. dollar Observed Exchange Rate was Ch$636.31 per U.S. dollar.

The following table sets forth the low, high, average and period-end Observed Exchange Rates for U.S. dollars for each of the indicated periods starting in 1999 as reported by the Central Bank the following day. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Daily Observed Exchange Rate (Ch$ per US$)
Period	Low (1)	High (1)	Average (2)	Period - end
1999	468.69	550.93	508.78	530.07
2000	501.04	580.37	539.49	573.65
2001	557.13	716.62	634.94	654.79
2002	641.75	756.56	688.94	718.61
2003	593.10	758.21	691.40	593.80
December 2003	593.10	617.85	602.90	593.80
January 2004	559.21	596.78	573.64	591.42
February 2004	571.35	598.60	584.31	592.87
March 2004	588.04	623.21	603.91	616.41
April 2004	596.61	624.98	608.19	624.98
May 2004	622.25	644.42	635.761	636.02
June 2004 (through June 11)	640.96	649.45	644.58	649.45

_____________________

Source: Central Bank of Chile

(1) Rates shown are the low and high exchange rates, on a day-by-day basis, for each period.

(2) The average of monthly average rates during the period reported.

Madeco's international activities include operations in Argentina, Brazil and Peru. Beginning in the 1990's, both Argentina and Brazil maintained fixed exchange rates. However, in 2002 and 1999, respectively, the Argentine and Brazilian central banks allowed their respective currencies to float freely against the U.S. dollar. In Peru, since the 1990s there have not been restrictions on companies' ability to convert Peruvian currency into U.S. dollars, nor any associated fixed exchange rates. There can be no assurance that the countries where the Company has operations or interests will maintain their current currency exchange policies.

References to "R$", "AR$" and to "S" are to Brazilian reales, Argentine pesos and Peruvian soles, respectively. While results of the Company's foreign operations are converted to Chilean pesos on a periodic (daily, weekly or monthly) basis, low, high, average and year-end Brazilian real, Argentine peso and Peruvian sol exchange rates for 2003 have been included below for reference:

	Brazilian Real		Argentine Pesos		Peruvian Sol
	In Ch$	In US$	In Ch$	In US$	In Ch$	In US$
Low (1)	246.58	2.8219	251.83	2.7600	206.68	3.4600
High (2)	201.47	3.6623	212.16	3.3500	204.82	3.5090
Average (2)	192.89	3.0784	234.05	2.9516	198.55	3.4792
Year-End	236.01	2.9270	202.32	2.9350	171.42	3.4640

Source: Central Banks of Chile, Brazil, Argentina and Peru

(1) Rates shown are the low and high exchange rates for each period, based on all of the daily rates within the specified period.

(2) The average annual exchange rate is based on the monthly average rates as calculated by the Central Bank of Chile.

Capitalization and Indebtedness

Not applicable

Reason for the Offer and Use of Proceeds

Not applicable

Risk Factors

The Company is subject to various changing competitive, economic, political, social and other risks and conditions, some of which are described below:

Certain Considerations Relating to Chile. The Company is engaged in its four businesses in Chile: Wire and Cable, Brass Mills, Flexible Packaging and Aluminum Profiles. For the year ended December 31, 2003, the Company had Ch$74,425 million, or 45.7% of its property, plant and equipment in Chile, and derived 61.2% of its revenues, from its Chilean operations. Consequently, the Company's results of operations and financial condition are largely dependent on the overall level of economic activity in Chile. The Chilean economy has had GDP growth rates of (0.8%), 4.2%, 3.1%, 2.1% and 3.3% for the years 1999, 2000, 2001, 2002 and 2003, respectively. There can be no assurance regarding future rates of growth relating to the Chilean economy. Some of the factors that would be likely to have an adverse effect on the Company's business and results of operations include future downturns in the Chilean economy, a return to the high inflation experienced by Chile in the 1970s and a devaluation of the Chilean peso relative to the U.S. dollar.

Effects of Restrictions on Argentine Gas supply on Chilean Operations. Chile is dependent on foreign supply of energy sources such as oil, natural gas and fuel derivatives. In recent months the Argentine government started restricting gas exportes to Chile due to supply problems in Argentina. This has affected the supply of energy to the Chilean industries. The reduction in gas supply may affect the Company's operations. While the Company has access to alternative energy sources which reduce the impact of the restrictions imposed on the Company, the cost of such sources could be higher than what the Company currently have as energy sources. The limitation on gas supply will not have a material effect on the Company's cost of goods sold..

Developments in Emerging Markets May Affect the Company. Although the Company's principal businesses are in Chile, the Company also maintains substantial assets and derives significant revenue from its operations in Brazil, Argentina and Peru. For the year ended December 31, 2003, the Company had Ch$45,837 million, or 28.2% of its property, plant and equipment in Brazil, and derived 21.5% of its revenues, from its Brazilian operations. In the case of Argentina, the Company had Ch$29,657 million, or 18.2% of its property, plant and equipment in Argentina, and derived 6.9% of its revenues from its Argentine operations. In the case of Peru, the Company had Ch$12,840 million, or 7.9% of its property, plant and equipment in Peru, and derived 10.4% of its revenues from its Peruvian operations.

In recent years, Argentina has suffered a prolonged economic recession which culminated in a political and economic crisis by the fourth quarter of 2001. Argentina abandoned its fixed Argentine peso to U.S. dollar exchange rate of AR$1.00 to US$1.00, allowing the peso to float at market rates. During 2002 the Argentine economy stabilized as a result of measures adopted by the Argentine government, including restrictions on bank deposits and withdrawals, exchange controls, suspension of payments of external debt and the abrogation of Argentine peso convertibility. This prolonged economic deterioration materially affected the Company, requiring the Company to close the majority of its operations in Argentina. From the date that Argentina abandoned its fixed exchange rate to December 31, 2002, the Argentine peso experienced a 141.4% devaluation against the U.S. dollar. In 2003, economic activity recovered across all sectors of the Argentine economy, and as a result, the Company reopened certain of its operations. For the year ended 2003, the Company recognized currency translation gains associated with the Argentine peso revaluation against the U.S. dollar amounting to Ch$863 million (stated in pesos as of December 31, 2003). The Company expects to reopen the remaining Argentine facilities if levels of demand have the scale to operate efficiently and if the Company believes such levels are sustainable. During the first four months of 2004, the U.S./Argentine peso exchange rate stabilized, with the peso increasing in value against the U.S. dollar by 2.7%. The rebound of the Argentine economy was the result of a strong surge in the construction sector and favorable developments in exports, which were stimulated by a more competitive exchange rate. However, Argentine consumption remains subdued, as high unemployment, tight credit and a deterioration in real incomes are suppressing economic growth. Recently, the energy crisis, the uncertainty over the government's intentions in negotiations with international bondholders and the associated ambiguity over economic policy priorities has cast a shadow over the sustainability of Argentina's current economic expansion.

In 2002, the Argentine crisis triggered a deterioration of Latin American economies in general, strongly affecting the terms of trade among the countries of that region, which caused a substantial outflow of foreign capital from the region and therefore a devaluation of the region's currencies. Brazil experienced GDP growth rates of 0.8%, 4.4%, 1.3%, 1.9% and -0.2% for the years 1999, 2000, 2001, 2002 and 2003, respectively. The Brazilian economy was negatively affected as a result of its 52.3% currency devaluation in relation to the U.S. dollar in 2002 (from 2.32 reales per 1.00 U.S. dollar to 3.53 reales per 1.00 U.S. dollar) and the political uncertainties related to the presidential elections in Brazil in October 2002. Accordingly, in 2002 the Company suffered a loss amounting to Ch$10,351 million as a result of the devaluation of the Brazilian real. This loss was partially offset by the Company's currency exchange hedging strategy which generated income of Ch$8,017 million in 2002. In 2003, the Brazilian economy slowed. Consumption and investment remain subdued and only exports are providing protection from more pronounced contractions in the economy. Meanwhile, Brazilian monetary authorities continue to ease their stance along with the declining inflationary trend.

The Peruvian economy is developing along the expected trajectory, without providing surprises on the upside or the downside. Growth in 2003 was boosted by new mining operations , though this trend appears not to have continued into 2004. Nevertheless, economic growth is likely to remain robust, as the country profits from increased demand for commodities in the wake of a stronger global economy.

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

Developments in Emerging Markets May Affect the Market Value of Chilean Securities. The market value of securities of Chilean companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Chile, investors' reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Chilean issuers. For example, in the second half of 1998 and early 1999, prices of Chilean securities were materially adversely affected by the economic crisis in Russia and Brazil. In 2003, the negative condition of the Chilean securities market improved, resulting in a 79.7% increase in U.S. dollar terms for 2003, thereby, making the Chilean stock market one of the three most profitable markets in the world. There can be no assurance that the Chilean stock market will continue to grow or even sustain its gains and that the market value of the Company's securities would not be adversely affected by events elsewhere, especially in emerging market countries.

Opportunities to Secure Financing Necessary to Operate the Company's Businesses May Be Limited. In the future, the Company may need to raise funds for various purposes. Madeco was notified on July 1, 2002 that the Comisión Clasificadora de Riesgo (the "Risk Classification Commission"), which regulates the investment activities of pension funds in Chile, had ruled that as a result of the downgrading of the credit ratings of the Company's securities and the deterioration of Madeco's financial situation, Chilean pension funds were further limited in the amount of debt securities or common shares of Madeco that they could hold. Although restrictions still apply, the rating agencies have subsequently upgraded the Company's rating. See "Item 5. Operating and Financial Review and Prospects - Changes in the Company's Risk Classification". Given that Chilean pension funds together constitute the most significant investor group in Chilean securities, the action taken by the Risk Classification Commission has affected the price and liquidity of Madeco's common shares and bonds. There can be no assurance that capital will be available in the future as needed on reasonable terms in Chile or otherwise. An inability to obtain capital could constrain the Company's ability to refinance debt, expand sales, improve productivity or take advantage of opportunities and could have a material adverse effect on the Company's financial condition and results of operations.

The Company is Controlled by One Majority Shareholder, whose Interests May Differ from Minority Shareholders. As of March 31, 2004, the Quiñenco Group owned 55.2% of the Company's shares. Accordingly, the Quiñenco Group has the power to control the election of all but one of the members of the Company's Board of Directors and its interests may differ from the interests of other holders of the Company's shares. The Quiñenco Group has a significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of Madeco's assets and going-private transactions, and also the power to prevent or cause a change in control.

Following Madeco's Restructuring of its Indebtedness, the Company is Now More Susceptible to Interest Rate Risk. Most of Madeco's bank facilities have floating interest rates (based on LIBOR or TAB (the Chilean Inter-bank rate)) following the Company's restructuring of its indebtedness in 2002. A substantial increase in interest rates would materially adversely affect Madeco's financial position. There can be no assurance that such a rate increase will not occur.

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

For a further discussion regarding the Company's currency exchange rate risk, see "Item 11. Quantitative and Qualitative Disclosures about Market Risk - Foreign Currency Exchange Rate Risk".

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

In the event the Company fails to meet any of the continued listing requirements of the New York Stock Exchange, or "NYSE", the Company's ADSs may become subject to delisting at the option of NYSE. In the past year the Company was not in compliance with NYSE's minimum security price and minimum market capitalization continued listing requirements. On June 21, 2003 the Company regained compliance with both the minimum security price and the minimum market capitalization requirements. There can be no assurance that the Company will not fail to meet the NYSE continued listing requirements in the future. See "Item 9. The Offer and Listing - Offer and Listing Details".

Copper Supply and Price Levels. Copper is the primary raw material used by the Company, and the Company's results of operations are heavily dependent on its ability to buy an adequate supply of copper. Prices for copper are affected by numerous factors outside the Company's control and have historically fluctuated greatly.

Cochilco, a governmental entity, guarantees and regulates the supply of copper to all domestic copper manufacturers in Chile according to the Ley de Reserva del Cobre, or the Copper Reserve Law. On an annual basis, all Chilean copper purchasers must inform Cochilco of their estimated copper requirements for the upcoming year. Cochilco assigns the domestic copper demand to the various mining companies and establishes conditions for the sale of copper including price levels, which reflect London Metal Exchange ("LME") prices adjusted for reduced transportation and related insurance costs. Cochilco establishes the terms of the annual copper supply contracts between the copper producers and manufacturers such as the Company. Additionally, Cochilco imposes on domestic copper manufacturers an obligation to purchase an amount of copper within a designated range each year, with the maximum quantity being the total amount allotted to each company. Under this current system, copper purchases are made on a monthly basis, and payments are required prior to delivery. Over the past 10 years, the Company has not experienced any difficulty in obtaining adequate supplies of copper at satisfactory prices under these arrangements. There can be no assurances, however, that the Company will continue to be able to obtain its required copper at satisfactory prices, if at all.

In Peru, the Company obtains the majority of its copper needs from local mining companies. The copper obtained is used by its investee (Cobrecon), which produces copper rod for the Company's requirements in Peru.

In Brazil, the Company purchases its copper rod requirements from both its Peruvian and Chilean copper rod production companies and from an unrelated third party (Caraiba Metais do Brasil). There can be no assurance that all the copper rod requirements will be supplied as a portion of the Company's requirements are obtained from a third party.

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

Fluctuations in London Metal Exchange Prices of Copper and Aluminum. Historically, international prices of both copper and aluminum have fluctuated greatly. The Company's price policy is to sell its copper and aluminum products based on the quantity of metal contained in each of them, and the metal is valued at the London Metals Exchange, or "LME", prices. The Company generally has been able to increase its selling prices in response to increases in costs of copper and/or aluminum. There can be no assurance, however, that the Company will be able to recover increases in the cost of copper and/or aluminum in the future.

Dependence on Several Raw Material Suppliers. The Company is dependent on a limited number of suppliers for the procurement of copper and aluminum. The Company believes that its contracts and other agreements with third-party suppliers contain standard and customary terms and conditions. During the past ten years, the Company has experienced no substantial difficulties in obtaining adequate supplies of necessary raw materials at satisfactory prices, since these raw materials are commodities that can be acquired from various multinational suppliers. If the Company experiences difficulties in the future obtaining raw materials from our suppliers it would adversely affect our ability to operate our business.

Concentration of Customer Base. Over the past decade, there has been consolidation within the various industries to which the Company sells its products. As a result, the Company's larger customers are now both fewer in number and more powerful in their ability to demand favorable sales conditions from Madeco such as prices and payment terms. This development could potentially put downward pressure on the Company's price levels and margins. See "Item 4. Information on the Company - Business Overview".

Demand for Telecommunications Cable has Significantly Decreased and is not Expected to Recover to Previous Levels. Despite significant demand in 2000 and 2001 by the telecommunications, or "telecom", industry for both copper and fiber optic cable, demand for these products which are manufactured by the Company have since significantly diminished. For a further discussion of this decrease in demand, see "Item 4. Information on the Company - Business Overview - Wire and Cable - Summary of Sales - Brazil" and "Item 5. Operating and Financial Review and Prospects - Changes in Demand for Copper and Optical Fiber Telecom Cable". The Company does not expect the demand for these products by the telecom industry to recover in the foreseeable future and there can be no assurance that the demand for these products will increase to previous levels or at all.

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

ITEM 4. Information on the Company

History and Development of the Company

General

Madeco S.A. (formerly known as Manufacturas de Cobre Madeco S.A.), was incorporated in the Republic of Chile in 1944 as a sociedad anonima abierta, or open stock corporation, and operates under the laws of Chile. The Company also has operations in Argentina, Brazil and Peru.

The Company's head office and principal business address is located at Ureta Cox 930, Santiago, Chile. The telephone number at the Company's head office is (56-2) 520-1000, and the facsimile number is (56-2) 520-1140. Our authorized representative in the United States is CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, New York 10011, U.S.A. CT Corporation's phone number is (212) 894-8500.

Madeco's operations are organized into four principal operating segments or business units based on production processes. The Company's current business segments are:

h Wire and Cable,

h Brass Mills,

h Flexible Packaging; and

h Aluminum Profiles.

Madeco's principal products include:

h in the Wire and Cable business: copper telecom cables, building wire, copper and aluminum power cables, magnetic wire and mining cables;

h in the Brass Mills business: pipes, sheets, coils, busbars, bars and coin blanks made from copper, aluminum and related alloys;

h in the Flexible Packaging business: flexible packaging containers, aluminum foil and plastic wrap; and

h in the Aluminum Profiles business: profiles used as a raw material in buildings and in offices interior design.

In 2003, the Company's consolidated net revenues amounted to Ch$237,666 million, of which 46.5% was derived from Madeco's Wire and Cable unit, 23.6% from the Brass Mills unit, 17.6% from the Flexible Packaging unit and 12.3% from the Aluminum Profiles unit.

History

Madeco S.A. was incorporated as an open stock corporation in Chile in 1944 and has expanded over the years into Brazil, Peru and Argentina. Today, the Company is a leading Latin American manufacturer of finished and semi-finished non-ferrous products based on copper, aluminum and related alloys as well as a manufacturer of flexible packaging products for use in the mass consumer market for food, snacks and cosmetics products.

Madeco was founded by Mademsa to manufacture copper and copper-alloy based products. The original principal shareholders were the Simonetti brothers and Corporación de Fomento de la Produccion (Corfo). In 1954, the Company initiated fabrication of aluminum based products (profiles, sheets and foil).

The company Alusa S.A. was created in 1961 in conjunction with the Zecchetto family to manufacture flexible packaging for use in the mass consumer market for food, snacks and cosmetics products.

During the period of political turmoil (1971), Madeco was forcibly nationalized and remained under government control during the administration of President Salvador Allende Gossens.

In 1975 operating control of the Company was returned to the Board of Directors during the military government presided by General Augusto Pinochet Ugarte.

In 1980, through Quiñenco S.A., the Luksic Group (one of the largest diversified companies engaged in the industrial and service sectors in multiple countries within Latin America) made a substantial investment in the Company. In 1983, the Luksic Group acquired a majority share and control of the Company.

In 1987, Colada Continua Chilena S.A. was created in Chile in order to ensure the opportune production and delivery of its principal raw material, copper rod.

In 1988, the Company acquired Armat S.A., a Chilean manufacturer of coin blanks and minted coins made of copper and copper - based alloys.

The Company commenced its wire and cable operations in Argentina in 1990, through the acquisition of Indelqui S.A. (a producer of telecom and energy cables). A year later, the Company acquired Indalum S.A., a Chilean aluminum profiles manufacturer. In conjunction with the acquisition of Indalum in 1991, Ingewall S.A. was created to participate in the curtain wall installation business.

In 1993, Madeco made a capital increase whereby 57,750,000 shares were placed on the Santiago Stock Exchange and on the NYSE in the form of ADRs, raising approximately US$83 million. In 1993 in Peru, the Company acquired Triple - C (a cable producer). The Company continued its expansion in Argentina through the acquisition of a power cable plant in Llavallol. The Company also expanded its flexible packaging business into Argentina with the construction of a plant in San Luis (Aluflex S.A.).

A year later, Madeco acquired the Argentine company Decker S.A., dedicated to the manufacturing of copper and brass pipes and sheets. In Peru, the Company's subsidiary (Triple -C) merged with another large Peruvian cable manufacturer (Indeco S.A.); the new combined operation kept the name Indeco S.A. In 1996, the Company acquired a 25% interest in two flexible packaging firms in Peru (Peruplast and Tech Pack).

In 1997, the Company acquired a 67% share of Ficap S.A., then the second largest cable company in Brazil. In July, the Company made a second international capital increase on the Santiago Stock Exchange and in the form of ADRs on the NYSE; a total of 33,167,661 shares were subscribed and paid, raising approximately US$76 million. In 1998, the remaining 33% of Ficap S.A. was acquired. In Argentina, the Company merged its two operating subsidiaries; the new entity, Decker-Indelqui S.A, incorporated both cable and brass mills operations.

In conjunction with Corning Inc., the Company created the joint venture Ficap Optel in 1999; initially, the Company and Corning owned 75% and 25%, respectively. The Joint Venture was created to produce, sell and distribute optical fiber cables.

In 2000, Madeco issued bonds equivalent to US$75 million in the Chilean market. During April, 15,082,339 of the Company's authorized shares which had remained unissued from the 1997 capital increase were sold in Chile, raising approximately US$13 million.

In 2001, the Company modified its Ficap Optel Joint Venture Agreement with Corning Inc. Corning increased its interest in Ficap Optel from 25% to 50% by acquiring a 25% interest from the Company. As part of the new Joint Venture arrangement, Ficap Optel changed its name to Optel S.A. and purchased 99.9% of Corning Argentina S.A. At December 31, 2001, as a result of the economic crisis in Argentina, the Company decided to temporarily suspend production operations of its Argentine subsidiary Decker-Indelqui.

In October 2002, a new team led by Mr. Tiberio Dall'Olio took over the management of the Company. The new administration has extensive experience in the cable manufacturing industry, with an average of over 30 years each.

During 2003, the Company completed its debt restructuring process which involved:

  a capital increase of approximately Ch$95,114 million (including a US$5.5 million bond capitalization) through an offering of 3,714,577,380 shares, and the payment of 30% of the Company's outstanding bank debt (equal to US$38.3 million) and an additional payment of 10.3% of the outstanding debt (equal to US$9.9 million),and the extension of the remaining bank debt (equivalent to US$74.2 million) for seven year period with three years of grace.

In May 2003, the Company changed its ADRs ratio from 1 ADR=10 shares to 1ADR=100 shares. During the third quarter of 2003 the Company publicly offered in the Chilean Stock Exchange a portion of the unsubscribed shares of the April 2003 capitalization process, of which 1,421,603,602 shares, (equivalent to approximately US$57 million) were sold.

On August 1, 2003 the Company paid the last installment of principal and interest on its Series B Bonds for a total amount of UF50,201.68 (equivalent to Ch$850 million), and the Company extinguished its Series B Bonds.

In the second half of 2003, the Company reopened its Barracas and Llavallol production plants in Argentina.

On June 27, 2002, Corning notified Madeco of its desire to liquidate the joint venture. The Company refused to liquidate the joint venture and requested an arbitration. The arbitration suit was resolved against Madeco in the second half of 2004, and the Joint Venture Agreement was declared lawfully terminated. As a consequence among others, i) the Company lost certain rights regarding the appointment of Optel's management) and ii) the Company will have to initiate the liquidation of Optel on Corning's demand. See "Item 8. Financial Information - Legal Proceedings".

As a result of the strong performance of copper tubes exports from Chile to Argentina and the increase of the domestic demand for these products in that country, in September 2003 the Company reopened Decker-Indelqui's copper pipes plant with a limited production capacity. In addition, the Company reopened in November 2003 its foundry plant. The Company expects to reopen the remaining Argentine facilities if levels of demand have the scale to operate efficiently and if the Company believes such levels are sustainable.

Recent Developments

At the Company's shareholders' meeting held on April 27, 2004, the change of the External Auditors was approved. As of June 2004, the Company's new external auditors will be Ernst & Young.

On May 1, 2004, the Company paid at maturity the total outstanding principal and interest amount of its Series C Bonds for UF1,419,045 (equivalent to Ch$23,946 million as of May 1, 2004), and the Company extinguished its Series C Bonds.

Capital Expenditures and Divestitures

In recent years, capital expenditures have been primarily to replace equipment and expand the Company's production capacity and eliminate bottlenecks in the production process. The Company's total capital expenditures for 2001, 2002 and 2003 totaled approximately Ch$18,687 million and were principally accounted for by Ch$2,864 million invested in the Company's Wire and Cable operations, Ch$3,272 million invested in the Company's Brass Mills operations, Ch$11,040 million invested in the Flexible Packaging operations and Ch$1,511 million invested in the Aluminum Profiles operations, each as further described below. At the Annual Shareholders' Meeting held on April 27, 2004, the Investment and Financing Policy for 2004 was approved. The policy includes that the Company's investment levels are those necessary to maintain its business and operations. See "Item 8: Financial Information - Capital Expenditures".

Wire and Cable Unit. In 2003, capital expenditures amounted to Ch$356 million, which was equal to 6.1% of the unit's depreciation. In Peru, expenditures were used mainly to refurbish administrative offices, continue the development of internal Information Tecnology (IT) systems, purchase spare parts to improve the quality control systems and double the sulfate plant capacity (in October 2000 the Company purchased a copper sulfate plant which uses copper cable scrap as raw material, its sales are not material within the Wire and Cable unit). In Chile, Argentina and Brazil capital expenditures were not material.

Capital expenditures for 2002 totaled Ch$956 million. In Peru, investments included a new catenary line and improvements in the sulfate plant bought in 2000. In Chile, investments were made to increase productivity and to reduce delivery-time of products. In Brazil, capital expenditures for 2002 were not material.

Expenditures during the year 2001 amounted to Ch$1,552 million. In Brazil, investments were made for the completion of a continuous vulcanizing (dry curing) line, the improvement of cabling machines, the improvement and adapting of installations and improvement of IT system. In Chile, investments were made to buy a new plasticizer feeder system for PVC compounds and build a new machine shop for the maintenance of the plant's equipment. In Peru, investments included a continuous vulcanizing line for medium voltage thermo-stable insulation, an update to the IT system, measuring equipment and the improvement of extrusion lines.

Brass Mills Unit. In 2003, capital expenditures amounted to Ch$404 million, which was equal to 17.2% of the unit's depreciation.

Capital expenditures for 2002 totaled Ch$457 million, which was equal to 18.8% of the unit's depreciation.

Expenditures during the year 2001 amounted to Ch$2,411 million. In Chile, capital expenditures were primarily made to improve quality controls in the hot and cold rolling operations, through the incorporation of electronic equipment for an automatic measurement of sheet thickness.

Flexible Packaging Unit. In 2003, capital expenditures amounted to Ch$2,318 million, which was mainly used to repurchase the Company's equipment through a lease contract. See Note 12 to the Consolidated Financial Statements.

Capital expenditures for 2002 totaled Ch$4,621 million, all of which was used to repurchase the Company's equipment through a lease contract.

Expenditures during the year 2001 amounted to Ch$4,101 million. Investments were made only by the Company's Chilean operation, primarily to improve quality and resolve a bottleneck in the rotogravure process relating to the galvanizing, chroming and polishing of cylinders.

Aluminum Profiles Unit. In 2003, capital expenditures amounted to Ch$400 million, which was equal to 65.4% of the unit's depreciation.

Expenditures during the year 2002 amounted to Ch$430 million, which was equal to 69.9% of the unit's depreciation.

Expenditures during the year 2001 amounted to Ch$681 million. The unit's investments were made to update the presses and anodization equipment.

Business Overview

Strategy

On July 26, 2002, the Company's Board of Directors designated a new senior management team, which assumed its responsibilities on October 1, 2002. This team implemented an operational restructuring of the Company to optimize its resources and production abilities.

The Company's current Business Plan is based on improvements in the marketing, production, and administrative areas of the Company, with special emphasis on the Wire and Cable business unit and its largest operation, Ficap S.A. in Brazil. The Company's management is focused on four main areas:

    increasing revenues through: reorganizing commercial activities in order to recover market share, developing export markets and coordinating commercial activities among subsidiaries;
    developing a specialty cable niche market in Brazil. The Company is focusing its efforts on the development of specialty cables, and obtained internationally-recognized certification for these cables technical characteristics. A market for these specialty cables has developed in Brazil, Europe and parts of Asia;
    the implementation of policies that improve operating efficiencies in the Company's production facilities by means of: efficient use of assets in each country, reductions in personnel and in overtime hours and reductions in manufacturing costs and scrap rates;
    optimizing selling, general and administrative expenses by implementing austerity measures and taking advantage of synergies, primarily among the Company's Chilean subsidiaries; and
    capitalizing on the Company's assets through maximizing capacity utilization, minimizing capital expenditures and selling off disposable assets.

Wire and Cable

Since Madeco's incorporation in 1944, its principal business has been the production, sale and distribution of wire and cable products.

The Company's Wire and Cable business unit is composed of two divisions: metallic cable and optical fiber. At year-end 2003 an arbitration suit between Madeco and Corning was resolved against Madeco and as a result the Joint Venture Agreement was declared lawfully terminated. As a consequence among others i) the Company lost certain rights regarding the appointment of Optel's management and ii) the Company will have to initiate the liquidation of Optel on Corning's demand. See "Item 8. Financial Information - Legal Proceedings"). The following table includes the names of the Company's subsidiaries dedicated to the production, sale and distribution of metallic as well as fiber optic wire and cable products:

Entity Name	Division	Country
Madeco Chile	Metallic Cable	Chile
Ficap S.A.	Metallic Cable	Brazil
Optel Ltda. (1)	Optical Fiber	Brazil
Indeco S.A.	Metallic Cable	Peru
Decker-Indelqui S.A.	Metallic Cable	Argentina
Optel Argentina S.A. (1)	Optical Fiber	Argentina

(1) See "Item 4. Information on the Company - Optical Fiber" and "Item 8. Financial Information - Legal Proceedings".

At year-end 2001, as a consequence of Argentina's tumultuous economic environment and political instability, the Company suspended its Argentine Wire and Cable and Brass Mills production operations. Decker-Indelqui maintained a minimal staff in Argentina, primarily to sell products imported from certain of Madeco's Brazilian and Chilean facilities and to ensure the security and maintenance of its Argentine production facilities. The Company reopened certain of its Brass Mills operations in September and 2003 and its foundry facility in November 2003. The Company expects to reopen the remaining Argentine facilities if levels of demand have the scale to operate efficiently and if the Company believes such levels are sustainable.

The Company has participated in the optical fiber industry since 1997 with the acquisition of the Brazilian cable operation Ficap S.A. In June 1999 the Company created a joint venture between its subsidiary Ficap and Corning. The purpose of the joint venture, Ficap Optel Ltda., was to produce, sell and distribute optical fiber telecom cables. In April 2001, the joint venture between the Company and Corning was modified; Corning increased its stake in Ficap Optel from 25% to 50% by acquiring a 25% interest from the Company such that both parties currently own an equal 50% participation in the venture. As part of the joint venture agreement, Ficap Optel changed its name to Optel and acquired 99.9% of Optel Argentina S.A. (previously Corning Cable Systems Argentina S.A.), thereby expanding its optical fiber business into Argentina. On June 27, 2002, Corning notified Madeco of its desire to liquidate the joint venture. The Company refused to liquidate the joint venture and requested an arbitration. The arbitration suit was resolved against Madeco and the Joint Venture Agreement was declared lawfully terminated. As a consequence among others, i) the Company lost certain rights regarding the appointment of Optel's management and ii) the Company will have to initiate the liquidation of Optel on Corning's demand. See "Item 8. Financial Information - Legal Proceedings".

Wire and Cable - Summary of Sales

The Wire and Cable unit is Madeco's largest business unit, with revenues representing 46.5% of the Company's consolidated sales for the year 2003. The following table shows Madeco's annual net sales generated by the Wire and Cable business unit for the years 2001, 2002 and 2003:

Wire & Cable Unit - Revenues (in Ch$ million)
Year	Metallic Cable Division Revenues (1)	Optical Fiber Cable Division Revenues	Total Revenues	% Consolidated Revenues
2001	163,525	34,975	198,500	57.6%
2002	130,173	2,229	132,402	51.2%
2003	110,526	0	110,526	46.5%

Wire & Cable Unit - Volume Sales
Year	Metallic Cable (in tons)	Optical Fiber Cable (in kms (3))	Total Volume (in tons)	% Consolidated Volume
2001(2)	75,853	555,202	88,471	59.1%
2002 (2)	60,415	65,452	61,903	52.5%%
2003	53,923	0	53,923	49.3%

(1) Revenues of the wire and cable division include copper rod net sales and sales from the Peruvian subsidiary that produces copper sulfates.

(2) Volume sales for the Wire and Cable unit include only metal. Figures presented above differ from those presented in the Company's Annual Report on Form 20-F for the year 2002 as a result of a change in measuring volume sales. While volume sale calculations previously included metal and insulating materials, the Company is now including only metal used in the production of its wire and cable products.

(3) Total volume sales presented in tons includes the conversion of optical fiber volume sales using the conversion rate 1 ton = 44 kms. As a consequence of the termination of the Joint Venture Agreement,Optel has not been consolidated at December 31, 2003, being treated instead as an affiliate.

Revenues generated by the Company's Wire and Cable business unit in the year 2003 amounted to Ch$110,526 million, a 16.5% decrease from the amount (Ch$132,402 million) generated in the previous year. The decrease in the unit's net sales reflects principally an overall decrease of 12.9% in the consolidated volume sales of the unit, due mainly to a decrease of 28.9% in net sales in Brazil due to lower sales of bare aluminum cables to electric industry clients, and the 17.4% appreciation of the peso against the dollar during the period. These effects were partially offset by an increase of 14.2% in the unit's average dollar price of metallic cables, which reflected a 10.8% increase in the average cost of copper in 2003 versus the previous year.

Madeco mainly sells its wire and cable products in the markets where it maintains its operations. Export sales for the Wire and Cable unit consist of all sales to customers in any country other than Chile, Brazil, Peru and Argentina, and represented 12.9% of the unit's revenues for the year 2003 (79.4% of which represented copper rod). The following table shows Madeco's annual net sales generated by the Wire and Cable business unit by destination for the years 2001, 2002 and 2003:

Wire and Cable Unit - Revenues by Destination (in Ch$ million)
Year	Chile	Brazil	Peru	Argentina (1)	Exports (2)	Wire & Cable Unit
2001	19,724	122,106	18,828	15,404	22,438	198,500
2002	20,604	71,445	18,359	2,125	19,869	132,402
2003	19,072	54,671	20,419	2,147	14,217	110,526

Wire and Cable Unit - Volume Sales of Metallic Cable by Destination (in tons)(3)
Year	Chile	Brazil	Peru	Argentina	Exports (2)	Wire & Cable Unit
2001	7,318	43,387	6,686	3,449	15,013	75,853
2002	7,269	32,722	6,123	1,325	12,976	60,415
2003	6,580	28,135	7,799	1,138	10,271	53,923

Wire and Cable Unit - Volume Sales of Optical Fiber Cable by Destination (in kms)
Year	Chile	Brazil	Peru	Argentina	Exports (2)	Wire & Cable Unit
2001	253	473,779	6,346	32,377	42,447	555,202
2002	3,174	2,128	72	3,525	56,553	65,452
2003	0	0	0	0	0	0

(1) The Company's sales in Argentina in 2002 and 2003 are the results of marketing and selling of imported products.

(2) Exports for the Wire and Cable unit consist of all sales to customers in any country other than Chile, Brazil, Peru and Argentina.

(3)The Company's estimation of volume sales for the Wire and Cable unit include only metal. Figures presented above differ from those presented in the Company's Annual Report on Form 20-F for the year 2002 as a result of a change in measuring volume sales. While volume sale calculations previously included metal and insulating materials, the Company is now including only metal used in the production of its wire and cable products.

The following table shows the Company's total revenues generated by the Wire and Cable unit for the years 2001, 2002 and 2003, broken down by the subsidiary generating the sale:

Wire and Cable Unit - Revenues (in Ch$ million)
Year	Madeco Chile (metallic cable)	Ficap (metallic cable)	Indeco (metallic cable)	Decker-Indelqui (metallic cable) (1)	Optel (optical fiber)	Inter-company	Wire & Cable Unit
2001	40,741	89,308	30,855	16,432	35,717	(14,553)	198,500
2002	40,242	70,164	32,701	1,187	2,202	(14,094)	132,402
2003	41,393	54,039	32,940	2,182	0	(20,028)	110,526

(1) The Company's sells in Argentina in 2002 and 2003 are the results of marketing and selling of imported products.

The following discussions of the Company's Wire and Cable business unit (production, raw materials, sales and distribution, market demand and industry size estimates, and market share and description of competition) have each been separated into two sections, cable and optical fiber cable.

Cable - Production

The Company has a total of seven facilities for the production of metallic wire and cable products. In Chile, the Company maintains one cable production facility located in the community of San Miguel. The Company has two modern facilities operating in Brazil, located in Rio de Janeiro and Sao Paulo. As part of the Company's constant search for operational efficiency, in September 2003, the aluminum cable production of Ficap transferred its operations from Aratu plant in Salvador de Bahía to Sao Paulo and Rio de Janeiro. In Argentina, production facilities are located in Quilmes and Llavallol, both on the outskirts of Buenos Aires, though our Argentine facilities currently are not operating. The Company expects to reopen the remaining Argentine facilities if levels of demand have the scale to operate efficiently and if the Company believes such levels are sustainable. The Company's Peruvian production facility is located in Lima. In Chile, since 2003, the Company is no longer producing magnetic cables and began the production of flexible cables and anti-theft cables. In addition, due to higher demand levels of telecom cables in Peru and Chile, the Company strengthened the production of telecom cables.

Madeco's wire and cable products are sold primarily in the same countries where the Company maintains its production facilities and commercial offices.

The following table includes information regarding each wire and cable production facility: plant location, principal products manufactured and International Organization of Standardization, or "ISO", certification:

Country	Location	Principal Products	ISO Certification (1)
Chile	San Miguel, Santiago	Cu: all wire and cable products	9001: 1998, 2003
Brazil	Rio de Janeiro	Cu and Al: thermo-stable; Cu: telecom	9001: 1995, 2003
	Sao Paulo	Cu and Al: thermo-plastic; Cu: magnetic	9001: 1995, 2003
	Bahia	Al: bare wire	9001: 1995, 2001
Argentina	Quilmes, BA	Cu and Al: bare wire, thermo-plastic, thermo-stable; Cu: telecom	9001: 1999
	Llavallol, BA	Cu and Al: bare wire	N/A
Peru	Lima	Cu and Al: all wire and cable products	9001: 1998, 2002

(1) In cases where two dates are included, the first date indicates the original certification and the second date indicates the most recent certification.

Additionally, the Company has created joint ventures in both Chile and Peru with other wire and cable manufacturers to produce 8.0 mm copper rod, one of the principal raw materials used in the production of copper wire and cable products. See " -Wire and Cable - Raw Materials".

The Company manufactures bare wire as well as wires and cables sheathed with insulating materials such as plastic or rubber. Production of copper and aluminum wire and/or cable products begins with 8.0 mm copper and 9.5 mm aluminum rods, respectively. The rod is drawn to the diameter necessary to meet the properties and flexibility of the corresponding finished products. Madeco produces many different types of wires and cables, and each product can be classified based on certain characteristics: number and style of strands: wire (singular strand) or cable (multiple, joined or bundled strands); and type of insulation: bare, thermo-plastic insulated, thermo-stable insulated or magnetic. In addition cables have different types of international classification standards: ASTM, IEC, VDE and other standards.

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

The four principal types of copper telecom cable produced by the Company are high capacity multi-pair transmission cable, distribution cable, internal cable and coaxial cable. Classification of the first three types of cables is based on their transmission capacity (i.e., the quantity of channels that can be carried simultaneously). The largest telecom cables are the high capacity multi-pair transmission cables (between 600 and 2,400 pairs); these cables are insulated with polyethylene and used as underground trunk lines between major switching facilities. These trunk lines are being replaced over time by optical fiber cables, which carry high amounts of data with superior transmission performance. Distribution cables are polyethylene insulated telecom cables including between 10 to 400 pairs. They are used to interconnect trunk lines to individual homes and buildings. Internal cables (less than 25 pairs) are insulated with polyvinyl chloride ("PVC") and used to link individual buildings to their respective external connection points which are located in close vicinity ("drop lines"). Internal cables are also used within commercial and residential buildings. Finally, coaxial cables are broadband cables, capable of simultaneously carrying different types of data (voice, data, images, etc). These cables are insulated with polyethylene and are used within commercial and residential buildings.

The following diagram depicts the production process for copper telecom cables:

Cooper rod à drawing à drawing and insulating à pairing à cabling à coating

Madeco produces all types of power transmission and distribution cables, including bare, rubber insulated or plastic insulated cables. Bare copper and aluminum cables are mainly used for high voltage transmission (69 kilovolts ("kV") or more) and are usually installed outside urban areas. Copper or aluminum insulated cables, both with rubber and plastic, are most often used for electricity distribution within an urbanized area; rubber and plastic insulated cables are used for low and medium voltage distribution (0.3 kV - 69 kV). In all three cases - high voltage, medium voltage and low voltage - the diameter of the cable is a function of the current which is to be transmitted.

Mining cables are copper cables insulated with rubber, a thermally stable material. These cables are usually low and medium voltage transmission cables (between 1 kV and 15 kV) and are used for heavy machinery like bulldozers, drilling machines, and mechanical excavators and loaders.

The Company produces two basic types of wires and cables for the manufacturers of durable goods and other industrial companies: plastic insulated wires and cables and magnetic wires. Plastic insulated wires and cables are copper conductors insulated with plastic materials such as polyethylene, PVC or polyester. These products are sold primarily to manufacturers of home appliances and to industrial companies for their internal energy distribution. All plastic insulated wires and cables are used for low voltage applications. Magnetic wires, which are made of drawn enameled copper wire, are sold to manufacturers of motors and generators, and are used for ignition or electronic coil applications and refrigeration units. The Company also produces round, square or rectangular magnetic wires insulated with cotton and/or paper, used by manufacturers of transformers.

The following diagram depicts the production process for bare, thermo-plastic and/or thermo-stable cables used in the mining, energy and industrial sectors:

Copper rod à drawing à cabling à insulating à protective sheathing à cabling à coating à cutting

The following diagram depicts the production process for magnetic wires:

Copper rod à drawing à enameling à cutting à packing

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

The following diagram depicts the production process for building wire:

Copper rod à drawing à cabling à insulating and/or coating à cutting à packing

Cables - Raw Materials

The principal raw materials used in the production of wires and cables are copper and aluminum as conductive materials and plastic and rubber for insulation. Historically, prices of copper, aluminum and metals in general have fluctuated greatly. The Company attempts to modify the selling prices of its products to respond to these fluctuations. See "Item 3. Key Information - Risk Factors" and "Item 5. Operating and Financial Review and Prospects - Fluctuations in LME Metal Prices and Exchange Rates between Currencies".

Copper is the principal raw material used by the Company in the production of wire and cable products, and represented approximately 46.5% of the total raw material costs for the Company's Wire and Cable unit in 2003. The Company's Brazilian unit purchases the majority of its copper requirements from a domestic supplier: Caraiba Metais S.A. (approximately 65.5% of total copper costs in the year 2003) and from the Company's cable subsidiaries Indeco and Madeco (approximately 34.5% of total copper costs in 2003). Southern Peru Copper Corporation and Sociedad Minera Cerro Verde S.A. are the two large Peruvian mining companies which together supply almost 100% of the Peruvian operation's total copper requirements.

The Company purchases copper supplies for Chile, and in small portions for Brazil, from the two large Chilean mining companies, Corporacion Nacional de Cobre ("Codelco") and Empresa Nacional de Mineria ("Enami"). In the case of Chile and Peru, the Company purchases its copper requirements from the various mines as cathodes and then has them transformed into 8.0 mm copper rods, the raw material form used in the fabrication of all wire and cable products. In both Chile and Peru, the Company created joint ventures with other wire and cable manufacturers; these joint ventures are copper rod production companies created in order to guarantee the procurement of high quality copper rod at the lowest possible cost. In Chile, Colada Continua was created in 1987 and is a 41% owned affiliate of Madeco; the entity is also owned by the Company's two largest Chilean competitors, Cobre Cerrillos S.A. ("Cocesa") and Elaboradora de Cobre Viña del Mar S.A. ("Covisa"), with a 41% interest and an 18% interest, respectively. In Peru, Cobrecon S.A. was created in 1996; the Company, the Peruvian cable manufacturer Conductores Electricos Peruanos ("Ceper") and the Colombian cable manufacturer Cables de Energia y Telecomunicaciones S.A. ("Centelsa") each own a 33.3% stake in Cobrecon. While in the past the Brazilian unit purchased the bulk of its copper in copper rod form directly from its domestic supplier, the Company provides most of its copper rod requirements from the Chilean and Peruvian copper rod production entities (in 2003 the Brazilian subsidiary bought 34.5% of its copper costs from the other Company's Wire and Cable subsidiaries).

In Chile, the government entity Corporacion Chilena del Cobre (the Chilean Copper Corporation, or "Cochilco") guarantees and regulates the supply of copper to all domestic manufacturers according to the Copper Reserve Law. On an annual basis, all Chilean copper customers must inform Cochilco of their copper requirements for the upcoming year. Cochilco assigns the domestic copper demand to the various mining companies and establishes conditions for the sale of copper including price levels, which reflect London Metal Exchange, or "LME", prices adjusted for reduced transportation and related insurance costs. Cochilco establishes copper supply contracts and decides which terms are subject to annual renewal. Cochilco also imposes on the Chilean copper customers an obligation to purchase a specified quantity range of copper, with the maximum quantity being the total amount allotted to each Company. Copper purchases are made on a monthly basis, and payments are made prior to delivery. A long-standing project exists however, to study a possible modification or elimination of the Copper Reserve Law by changing the copper reserves that local copper producers must maintain in order to sell to Chilean manufacturers. See "Item 3. Key Information - Risk Factors" for further explanation of the copper price risk and the possible modification of the Copper Reserve Law. Chile is the only country in which the Company operates wherein copper purchases are organized and controlled by a government entity; such an arrangement does not exist in Peru, Brazil or Argentina.

Aluminum, another principal raw material of the Company, is currently purchased separately by the respective operations in each country. In Peru, the Company purchases its aluminum rod supplies from Aluminios Pianmeca C.A. (Venezuela) and Siderurgica del Norte (Colombia) and aluminum cord from Conductores de Aluminio del Caroni C.A. (Venezuela). On September 2003 the aluminum plant cable in Aratu (Brazil) was closed and transferred to Sao Paulo and Rio de Janeiro, meanwhile the aluminum rod is being supplied by Companhia Brasileira de Alumínio.

On October 2003, the Company signed an agreement for the supply of PVC for Chilean and Peruvian operations with Petroquimica Colombiana S.A. The contract provides greater flexibility to the Company. In Brazil, the Company mainly purchases on a monthly basis its PVC requirements from three different suppliers, Karina Ind. Com. Plasticos, Dacarto Benvic S/A and Ramon Ind. de Plasticos Ltda. There are no signed contracts with these suppliers.

Madeco signed a supply agreement with Borealis Compounds LLC. USA ("Borealis"), which went into force starting January 2004 and which will terminate on December 31, 2004 regarding the supply of polyethylene for its operations in Chile, Brazil, Peru and Argentina. Pursuant to the supply agreement, the Company agreed to purchase 100% of its polyethylene needs from Borealis, who on the other hand agreed to supply 100% of the Company's polyethylene requirements. In accordance with the supply agreement, Borealis provides products to Madeco at competitive prices, and offers a price reduction based on the total volume purchased in each twelve-month period.

The Company has a choice of suppliers for other plastic and rubber materials and believes it is currently not dependent on any one supplier. In order to obtain more favorable price and payment terms for other insulation materials, the Company is evaluating the possibility of region-wide supply agreements for various types of raw materials.

Madeco believes that its contracts and other agreements with third-party suppliers for the supply of raw materials for wire and cable products contain standard and customary terms and conditions. During the past ten years, the Company has not experienced any substantial difficulties in obtaining adequate supplies of necessary raw materials at satisfactory prices, nor does it expect to do so in the future.

Cables - The Company's Sales and Distribution

The Company maintains direct relationships with each of its major customers and devotes substantial efforts toward developing strong, long-term relationships. In order to best serve the specific needs of the Company's client groups, each sales representative is assigned to clients on an exclusive basis and clients are grouped based on industry and/or geographic region. Customer groupings include: distributors, durable goods manufacturers, mining, telecom and energy (utilities and industries) companies.

The Company's Chilean sales force shares its sales staff with Madeco Chile's Brass Mills unit. This combined sales force includes a commercial manager, three supervisors, 13 sales representatives (two of them located in the southern region and one located in the northern region of the country to attend the mining industry), five sales assistants, one project engineer and one person in charge of marketing. In Brazil, the Company has a total of 48 employees dedicated to sales, marketing and customer service; these individuals are geographically located across nine branch offices in the country's primary cities (Sao Paulo, Rio de Janeiro, Americana, Belo Horizonte, Curitiba, Brasilia, Recife, Manaus and Salvador).  The Brazilian sales efforts are divided into two sector infrastructure and distribution & industry, and it serve to the Company's customer groupings, by all of the nine branch offices.  In addition to its proprietary sales force, the Company maintains sales representatives on a contract basis, who are not Company employees, to serve those regions far from the branch offices.

The Company's sales force in Peru has 16 sales representatives and 10 sales assistants, and in addition to the Company's grouping service, the Company maintains four proprietary retail outlets, located in the cities of Lima and Arequipa. Sales made through the retail stores represented approximately 7% of the total revenues generated in Peru.

In 2003, due to the Company's decision to boost the wire and cable business unit in Argentina (after the closure of the plants at the end of 2001), the sales group was created including a commercial manager and three salesmen, all of which are located in Buenos Aires.

The Company's wire and cable client base includes approximately 360 customers in Chile, 2,580 in Brazil, 1,160 in Peru, 90 in Argentina and 50 in its export markets (all countries other than Chile, Brazil, Peru or Argentina). The Company's largest customer for the year 2003 was a Brazilian manufacturer, and sales to this customer accounted for 8.7% of the Wire and Cable unit's total sales revenues.

Given the unique tendencies that occur in each of the four countries in terms of demand levels among the various client sectors served by the Company's wire and cable sales, information regarding sales by sector have been included on a country by country basis. The following charts show the Company's sales breakdown by client grouping for each country for wire and cable products during the years 2001, 2002 and 2003:

The Company's Chilean Customer Groupings
	% 2001 Revenues	% 2002 Revenues	% 2003 Revenues
Distributors	13%	22%	16%
Durable goods manufacturers	39%	42%	55%
Mining	12%	14%	8%
Energy	14%	9%	12%
Telecom	20%	12%	6%
Others	2%	1%	3%

The Company's Brazilian Customer Groupings
	% 2001 Revenues	% 2002 Revenues	% 2003 Revenues
Distributors	13%	14%	36%
Telecom companies	41%	3%	1%
Energy	16%	34%	4%%
Durable goods manufacturers	29%	48%%	50%
Others	1%	1%	9%

Figures presented above differ from those presented in the Company's Annual Report on Form 20-F for the year 2002 as a result of a change in Brazilian customer grouping distribution, to make it consistent with other countries- distribution.

The Company's Peruvian Customer Groupings
	% 2001 Revenues	% 2002 Revenues	% 2003 Revenues
Distributors	26%	24%	25%
Mining	4%	4%	4%
Energy	15%	10%	11%
Telecom	2%	4%	11%
Durable goods manufacturers	2%	4%	4%
Retail	4%	8%	7%
Exports and others	47%	46%	38%

The Company's Argentine Customer Groupings
	% 2001 Revenues	% 2002 Revenues	% 2003 Revenues
Distributors	30%	37%	66%
Durable goods manufacturers	6%	7%	1%
Energy	34%	21%	25%
Telecom	11%	18%	0%
Exports and others	19%	17%	8%

While a small portion of the customers make cash payments for their purchase orders, the majority of sales were made with credit. The average payment period for the Company's Wire and Cable business amounted to 61 days in 2003 versus 56 days in 2002.

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

Cable - Market Demand and Industry Size Estimates

The principal users of the Company's wire and cable products are the telecom, energy, mining and construction sectors as well as durable goods manufacturers. Additionally, some products are sold to the general public through retail operations.

The Company's management believes that investments within the telecom sector are largely dependent on gross domestic product, or "GDP", growth. However, investment activity by telecom companies also depends on price regulations in each country and special situations such as privatization, among other factors. The Company's management believes that demand within the telecom industry is affected by, among other things, a total lack of investment and is also undergoing changes as copper telecom cables are being substituted with optical fiber cables and a growing use of wireless telephone communications. The current global downturn in the demand for telecom cables has affected the Company's operations by decreasing demand for both optical fiber and copper cable. Energy sector demand is typically dependent on new infrastructure projects, the energy regulation system, and energy deficits or surpluses that would promote interconnection systems between countries or regions. In the mining sector, market prices of metals are a major determinant for new investment projects. While demand from durable goods manufacturers seems to depend primarily on GDP growth, demand from the construction sector appears to depend both on GDP growth as well as interest rates and unemployment levels.

There are no formal third-party estimates on industry size for any of the countries in which the Company has wire and cable operations. The Company bases its estimates on published information from its competitors, import and export reports, the Company's proprietary production and sales data, Chilean copper sales reports from Cochilco and production reports from the Company's Chilean and Peruvian wire rod manufacturers. See "Presentation of Information".

Given the unique evolution of the wire and cable industry within each individual country, discussion regarding the industry growth/shrinkage over the 2001-2003 period is included separately for each of Chile, Brazil, Peru and Argentina. The following chart summarizes management's estimates for the wire and cable industries (excluding copper wire rod) for the region in which the Company participates for the years 2001 through 2003:

Industry Size (in metallic tons(1))
Year	Chile (2)	Brazil	Peru	Argentina	Total Region
2001	23,400	316,200	11,900	37,900	389,400
2002	25,500	182,500	10,900	14,100	233,000
2003	23,863	149,644	12,217	31,700	217,424

(1) Measurement estimates for industry size only include metal (copper and/or aluminum); excludes insulation materials.

(2) Industry size in Chile for the year 2002 changed due to different calculation methodology. The value informed in the 20-F of 2002 amounted to 26,000 tons.

Chilean Wire and Cable Market. The following chart shows the Company's estimates for the Chilean wire and cable industry (excluding copper wire rod) as well as the country's GDP growth rates for the years 2001, 2002 and 2003:

	Industry Size
Year	(in metallic tons(1))	GDP Rate (2)
2001	23,400	3.4%
2002 (3)	25,500	2.2%
2003	23,863	3.3%

(1) Measurement estimates for industry size only include metal (copper and/or aluminum); excludes insulation materials.

(2)The GDP rates for Chile presented above differ from those presented in the Company's Annual Report on Form 20-F for the year 2002 as a result of a change in Chile's calculation formula and methodology.

(3) Industry size in Chile for the year 2002 changed due to different calculation methodology. The value informed in the 20-F of 2002 amounted to 26,000 tons.

In 2001, the Chilean wire and cable industry expanded an estimated 29% versus the previous year, reflecting stronger investment activity in the mining and energy sectors as well as higher output among durable goods manufacturers.

In the year 2002, the electrical conductor market amounted to 25,500 tons (not including copper rod), which represents an increase of 9.0% with respect to 2001, reflecting a rise in projects in the forest and energy sectors. Within the forest sector, the Company had three projects, two of which expanded existing cellulose plants in the VIII region of Chile and the third of which constructed a new plant of cellulose in the X region. Within the energy sector, the "Central Ralco" project, a large hydroelectric project located in the VIII region was initiated.

In 2003, industry size decreased 6.4% mainly due to lower investments in the energy sector and to the termination of certain projects in the forest sector..

Brazilian Wire and Cable Market. The following chart shows the Company's estimates for the Brazilian wire and cable industry (excluding copper wire rod) as well as the country's GDP growth rates for the years 2001, 2002 and 2003:

	Industry Size
Year	(in metallic tons(1))	GDP Rate (2)
2001	316,200	1.3%
2002	182,500	1.9%
2003	149,644	-0.2%

(1) Measurement estimates for industry size only include metal (copper and/or aluminum); excludes insulation materials.

(2) The GDP rates for Brazil presented above differ from those presented in the Company's Annual Report on Form 20-F for the year 2002 as a result of a change in Brazil's calculation formula and methodology.

Demand for copper telecom cables was especially strong from the second half of 2000 through the first half of 2001, due mainly to the concession agreement between Brazil's national telecommunications agency and various telecom companies. By the third quarter of 2001, however, demand for telecom equipment in Brazil all but halted. Aulthought the Company expects marginal growth in the telecom demand levels in the future, levels of demand are no expected to reach the demand levels achieved in 2001.

The Company estimates that the Brazilian cable industry grew approximately 56% in 2001. This growth reflects a 65% increase in energy cable demand and an 86% increase in telecom cable demand. Energy cable demand increased significantly as energy companies have been expanding the energy transmission network in response to the country's energy crisis. However, subsequent to fulfilling the requirements of the telecom concession agreement, telecom companies scaled back their investment activity in both optical fiber and copper cables to a minimum. It is estimated that demand for magnetic cable was negatively impacted in the fourth quarter of 2001 as a consequence of the Brazilian energy crisis; however, full year demand for magnetic cables was relatively flat versus the previous year.

The Brazilian cable volume production decreased further in 2002 mainly due to a reduction of investment activity from durable goods manufacturers and postponed high voltage transmission lines concessions. Intense rains and reduction of the power consumption in the country allowed this postponement of investments, in addition to the uncertainty caused by the Brazilian presidential elections, which took place by the end of 2002.

In 2003, the Brazilian market size decreased by 18.0% mainly due to lower investments from the electric sector compared to those performed in 2002.

Peruvian Wire and Cable Market. The following chart shows the Company's estimates for the Peruvian wire and cable industry (excluding copper wire rods) as well as the country's GDP growth rates for the years 2001, 2002 and 2003:

	Industry Size
Year	(in metallic tons(1))	GDP Rate
2001	11,900	-0.1%
2002	10,900	4.9%
2003	12,200	4.0%

(1) Includes metal (copper and/or aluminum); excludes insulation materials.

(2) The GDP rates for Peru presented above differ from those presented in the Company's Annual Report on Form 20-F for the year 2001 as a result of a change in Peru's calculation formula and methodology.

The Peruvian cable industry (measured in metallic tons) expanded moderately in the years 2000 and 2001, averaging a 5.1% growth rate, principally reflecting stronger investment activity in the mining and energy sectors. In 2002, the size of the Peruvian cable market decreased by 8.4% compared to 2001 and the market was negatively impacted by lower demand from electricity distributor companies in Lima due to uncertainties provoked by expected changes in the regulation and the low investment levels of the manufacturing sector, which were partially offset by a slight recovery of the construction sector.

In 2003, industry size increased by 11.9% versus the previous year mainly due to higher investment levels from the telecom sector which started its investment program after six years of almost no expansion. In addition, aluminum thermo-stable cables demand was positively boosted by the rural electrification program, performed by the Peruvian government in the first half of 2003. In 2003, the construction sector experienced a significant increase due to government incentives that promote the construction of social housing to reduce significant levels of deficit in this matter.

Argentina Wire and Cable Market. The following chart shows the Company's breakdown for the Argentine wire and cable industry (excluding copper wire rods) as well as the country's GDP growth rates for the years 2001, 2002 and 2003:

	Industry Size
Year	(in metallic tons(1))	GDP Rate
2001	37,900	-4.4%
2002	14,100	-10.9%
2003	31,700	8.7%

(1) Measurement estimates for industry size only include metal (copper and/or aluminum); excludes insulation materials.

The Argentine cable industry has been severely impacted over the recent years by the overall economic condition of the country and the lack of investment activity among the industry's principal client sectors. The Company estimates that industry size declined 4% and 62.8.8% in the years 2001 and 2002, respectively. Given the poor outlook for the country's recovery during the year 2002, the Company ceased production activity of its Argentine wire and cable operations. In 2002, the market faced a significant drop in demand for metallic cables, from a total volume of 37,900 tons in 2001 to 14,100 tons in 2002. As a result of the decline in market size due to the decrease in imports from foreign cable participants, small domestic manufacturers now have a greater ability to compete on the market.

In 2003, the Argentine cable industry increased by 124.8% versus the previous year. The increase in the Argentine wire and cable industry size was mainly due to growth in the construction sector and to a smaller extent to the growth in demand for durable goods. Despite the aforementioned strong increase in volume demand, industry size is still below historic levels (average 50,000 tons between 1998 and 2000). See "Item 5. Operating and Financial Review and Prospects - Economic Overview". The Company expects to reopen the remaining Argentine facilities if levels of demand have the scale to operate efficiently and if the Company believes such levels are sustainable.

Wire and Cable - Market Share and Description of Competition

The Company strives to continue to be a preferred supplier of wire and cable products in all the markets where it participates based on its product portfolio as well as its high quality standards both in terms of products and customer service. The Company is implementing measures to strengthen its alliances with its key customer groups and to be the most reliable and competitive supplier for the distributors of its products. Madeco's principal competitive advantages currently include the high quality of its products, competitive prices, a large commercial network, a diverse product portfolio and a recognized brand name.

There are no formal third-party estimates on market share and the Company bases its estimates on published information from its competitors, import and export reports, the Company's own production and sales data, production reports from the Company's wire rod manufacturing entities in Chile and Peru and reports from Cochilco. See "Presentation of Information". Given the fact that the Company competes against different competitors in each of the four countries in which it has operations, market share and information regarding competitors has been separated by country.

Market Share and Competitors in the Chilean Cable Market. The following table sets forth the Company's estimate of market share statistics for the Chilean copper wire and cable industry for the past three years:

	2001	2002*	2003
The Company	32%	29%	30%
Cocesa	26%	31%	29%
Covisa	15%	14%	16%
Other Domestic	7%	6%	7%
Imports into Chile	20%	20%	18%

(*) Market share of the Company for the year 2002 changed as a result of a change in the method of calculation. In 2003, the Company's market share includes products sold in Chile by its Brazilian subsidiary. Such products are not reflected in the Chilean sales because the Company's definition of sales excludes products sold by a local subsidiary.

Madeco currently has two principal Chilean competitors in the wire and cable industry. Cocesa, which is owned by the international cable manufacturer Phelps Dodge Corporation and has been in business since 1950. This competitor produces many of the same wire and cable products as those manufactured by the Company, except for magnetic wires and telecom cables, which are imported from other Phelps Dodge's facilities. Cocesa maintains its production facilities and headquarters in Santiago, and has a branch office in Antofagasta. The Company's other principal competitor is Covisa, a company that has been in business for 20 years and is owned by local investors. Covisa produces a variety of wires and cables, but does not manufacture magnetic wires or telecom cables. The headquarters and production facility are located in the city of Viña del Mar, and branch offices are located in Santiago and Concepcion. International wire and cable producers such as Pirelli Energia, Cabos e Sistemas do Brasil S.A. ("Pirelli" of Brazil, subsidiary of the multinational firm of Italy), Grupo Condumex S.A. de C.V. ("Condumex", of Mexico), Conductores Monterrey S.A. de C.V. (Mexico) and Top Cable Sociedad Anonima (Spain) have been importing products to Chile since 1997 and compete in the bidding processes in the Chilean mining, energy and telecom sectors.

In 2003, local Chilean wire and cable manufacturers produced an estimated 19,568 tons of wire and cable products for sale in Chile. Import products amounted to 4,295 tons, or approximately 18% of the industry. For the years 2002 and 2001, imports represented 20% (5,100 tons) and 20% (4,680 tons) of the industry, respectively.

In the year 2003, the Company's market share increased by 1 percentage point, due mainly to higher sales of aluminum and magnetic cables, which was partially offset by the loss of one telecom contract with one of the largest telecom companies in Chile.

Market Share and Competition in the Brazilian Cable Market. The following table sets forth the Company's estimate of market share statistics for the Brazilian wire and cable industry for the past three years:

	2001	2002	2003
Pirelli	15%	21%	21%
The Company	12%	18%	18%
Phelps Dodge	5%	11%	11%
Other Domestic	43%	48%	48%
Imports into Brazil	25%	2%	2%

Pirelli Energia, Cabos e Sistemas do Brasil S.A. ("Pirelli") is the global industry leader, with several operations throughout the world. The Company believes that Pirelli is the market leader in Brazil in various copper cable product segments, including copper and aluminum thermo-plastic cables, copper and aluminum thermo-stable cables, building wire, magnetic wire and copper telecom cable. Phelps Dodge ("PD"), a subsidiary of Phelps Dodge Corporation, has its Brazilian headquarters and production facilities located in Sao Paulo and has been in operation since 1965, (formerly as Alcoa). PD produces bare aluminum wire and cable, building wire and copper and aluminum thermo-plastic and thermo-stable cables. The Company believes that PD is one of the leading producers in Brazil of aluminum wire and cable products. Furukawa (Japan) sold its aluminum facilities to Nexans, and only competes in the telecom industry. Other competitors include the multinational Nexans (French), General Cables (USA) and Sao Marco (Mexico). In addition, CBA-Companhia Brasileira de Aluminio S.A. and Wirex are local producers.

In the year 2002, the local cable industry supplied almost all the needs in industrial investments, general market and enameled wire. For the high voltage transmission lines only a small part was imported, primarily from Venezuela (about 5,000 tons) about 7% of the aluminum cable consumption in Brazil in the year 2002. Due to the Argentine currency devaluation, a portion of insulated and bare aluminum cables for state owned power distribution companies were imported from Argentina.

In 2003, local Brazilian wire and cable manufacturers produced an estimated 146,651 tons of wire and cable products for sale in Brazil. Imported products amounted to 2,993 tons, or approximately 2% of the industry. For the years 2002 and 2001, imports represented 2% (3,650 tons) and 25% (78,000 tons) of the industry, respectively. Import sales reductions since 2002 reflect the return to normal levels in demand for telecom cables, after a demand upturn for such products by the end of 2001 and at the beginning of the year 2002.

As part of the Company's constant search of operational efficiencies, in September 2003, the aluminum cable producer, Ficap, started to transfer its operations from the Aratu plant in Salvador de Bahía to Sao Paulo and Rio de Janeiro. In the latter part of 2002 and during the year 2003, the Company focused its efforts on the development of specialty cables, and obtained internationally-recognized certification for these cables' technical characteristics. A market for these cables has developed in Brazil, Europe and some parts of Asia, where the Company has worked during 2003 in positioning these cables with the intention that the Company will be an important actor within this segment in 2004. The intention of being a relevant actor in the special cable sector is consistent with the Company's main strategy of improving margin levels.

Market Share and Competition in the Peruvian Cable Market. The following table sets forth the Company's estimate of market share statistics for the Peruvian copper wire and cable industry for the past three years:

	2001	2002	2003
The Company	48%	56%	64%
Ceper	19%	18%	11%
Celsa	6%	9%	10%
Other Domestic	8%	10%	9%
Imports into Peru	19%	8%	6%

* A calculation of the Company's market share for the year 2001 results in market share of 56%, which differs from the 48% reported here, because sales in 2001 included scrap and copper rod sales.

The Company estimates that it is the market leader in most of the product segments within the Peruvian cable industry: bare copper wire, copper and aluminum thermo-plastic and thermo-stable cables, building wire, magnetic wire and copper telecom cables. The Company's principal Peruvian competitor is Conductores Electricos Peruanos ("Ceper"), founded in 1968; the company filed bankruptcy at the end of 2001. Conductores Electricos Lima ("Celsa") produces only building wire and copper thermo-plastic cables. Main competitors in Peru often encounter financial difficulties and small competitors that produce basic wire and cables products, often have difficulties procuring an adequate supply of copper wire rod, the principal raw material required for production.

In the year 2003, local manufacturers produced an estimated 11,468 tons of wire and cable products for sale in Peru. Imported products amounted to 732 tons, or approximately 6% of the industry. For the years 2002 and 2001, imports into Peru represented 6% (872 tons) and 19% (2,261 tons) of the industry, respectively. Imported products suffered a shrinkage of its market share due to lower local demand of thermo-stable cables, which previously were imported from the United States, Canada, Venezuela and Korea.

The Company increased its market share over the last three years. This trend has been maintained due to its permanent commitment to improve customer service, both in terms of product quality and service. Moreover, the Company is considered a more reliable supplier of wire and cables in Peru due to its permanent and dedicated efforts to supply all its orders just in time.

Market Share and Competition in the Argentine Cable Market. The following table sets forth the Company's estimate of market share statistics for the Argentine copper wire and cable industry for the past three years:

	2001	2002 (1) (2)	2003
Pirelli Argentina	23%	25%	25%
Imsa	18%	15%	18%
Cimet	11%	11%	10%
The Company	9%	4%	4%
Other Domestic	29%	38%	40%
Imports into Argentina	10%	7%	3%

(1) The market share rates for Argentina presented above differ from those presented in the Company's Annual Report on Form 20-F for the year 2002 as a result of access to more detailed information from competitors and copper rod suppliers.

(2) The calculation of the Company's market share for the year 2002 results in market share of 9%, which differs from the 4% reported here, because sales in 2002 included copper rod sales.

The Company currently has three principal Argentine competitors in the wire and cable industry. Pirelli Cables S.A.I.C. ("Pirelli Argentina", subsidiary of the multinational firm of Italy) is the industry leader, with offices and production facilities in Buenos Aires. The Company believes it is the leading supplier in Argentina of bare wire/cable, copper thermo-plastic and thermo-stable cables and building wire. Industria Metalurgica Sudamericana S.A. ("Imsa") is a local company, with its offices and production facilities located in Buenos Aires, that produces building wire and energy cable, and is the only manufacturer of magnetic wire in Argentina. Cimet S.A. was originally a Phelps Dodge subsidiary which was subsequently acquired by Siemens and then by the Rasmuss Group of Chile. Cimet's operations are located in Buenos Aires, producing a full range of copper and aluminum wire and cable products. The Company estimates that Cimet is the country's leading supplier of copper telecom cables.

In the year 2002, Decker-Indelqui lost five market share percentage points. This drop in the Company's market share was mainly due to the closure of the plants and reduction of the sales force, as a consequence of the prolonged crisis in the country and the sustained low investment levels.

In the year 2003, local Argentine wire and cable manufacturers produced an estimated 33,079 tons of wire and cable products for sale in Argentina. Import products amounted to 1,010 tons, or approximately 3% of the industry.

In 2003, the Company's market share remained flat, at 4%. In addition, the Company was in the process of obtaining governmental approval for the commercialization of wire and cable products in Argentina, which by the end of 2003 the Company had a complete mix of products imported from the Company's Brazilian subsidiary (Ficap).

Optical Fiber Cable

Until 2002, the Company produced optical fiber telecom cables, for which it had 2 production plants, one located in Brazil and the other in Argentina, with a combined installed capacity of 1,400,000 tons. In 2003, the Company minimized operations. As a result, its optical fiber cable subsidiary in Brazil was mainly dedicated to the sale of telecom cables in stock and in Argentina was dedicated to the sale of telecom cables in stock and, eventually, the production of optical fiber cables.

At year-end 2003, the Company received an adverse ruling in the arbitration claim that Madeco had against Corning, the holder of the remaining 50% participation in Optel. As a result among others, i) Madeco lost certain rights over the appointment of Optel's management, and ii) the decision obliges the Company to agree to the liquidation of Optel on Corning's demand and therefore the Company cannot guarantee continuance of its operations in the future. See "Item 8. Financial Information - Legal Proceedings".

Brass Mills

Since Madeco's incorporation in 1944, the Company has been manufacturing pipe, bar and sheet products in Chile; the Company initiated the fabrication of aluminum based products (profiles, sheets and foil) in 1954.

In 1988, the Company acquired Armat, the sole private coin blanks producer in Chile dedicated to the production of coin blanks and minted coins made of copper and copper-based alloys for central banks. Madeco sends its coins for minting to the Chilean Mint and then exports the coins to central banks around the world.

The Argentine company, Decker S.A.I.C.A.F. e I. ("Decker") was originally a Brass Mills operation founded in 1900 by Mr. Guillermo Decker. The Company acquired Decker in 1994. Decker-Indelqui S.A. was created in 1998 as a result of the merger of the Company's two subsidiaries in Argentina; the merged entity is currently owned 99.34% by the Company and participates in both the Wire and Cable and Brass Mills businesses.

The following table includes the names of the Company's subsidiaries dedicated to the production, sales and distribution of brass mills products:

Country	Entity Name	Division
Chile	Madeco Chile Armat S.A.	PBS(1) Coins and sheets
Argentina	Decker-Indelqui S.A.	PBS(1)

(1) PBS = Pipes, Bars and Sheets

At year-end 2001, as a consequence of Argentina's tumultuous economic environment and political instability, the Company suspended its Argentine Wire and Cable and Brass Mills production operations. Decker-Indelqui maintained a minimal staff in Argentina, primarily to sell products imported from certain of Madeco's Chilean facilities and to ensure the security and maintenance of its Argentine production facilities. In the second half of 2003, as a result of the gradual recovery in the Argentine market, the Company decided to reopen its copper tubes and foundry operations, and additionally decided to boost its commercial department, for which the Company maintains 12 employees focused in the sale of local production as well as imports from Chilean and Brazilian subsidiaries. The Company expects to reopen the remaining Argentine facilities if levels of demand have the scale to operate efficiently and if the Company believes such levels are sustainable. See "- History and Development of the Company" and "Item 5. Operating and Financial Review and Prospects - Economic Overview".

At the end of 2002, in order to minimize costs and improve efficiency levels at the subsidiary producer of coin blanks and coins, a merger of administrative tasks between Armat and Madeco Chile was completed. Beginning 2003, the accounting, finance, monitoring of the administrative process, information systems, supply and human resources areas are managed from the head office in Santiago.

Brass Mills - Summary of Sales

The following table shows the Company's annual net sales generated by the Brass Mills business unit for the years 2001, 2002 and 2003:

Brass Mills Unit - Revenues (in Ch$ million)
Year	PBS- Revenues	Coins- Revenues	Total Revenues	% Consolidated Revenues
2001	58,430	14,111	72,541	21.0%
2002	46,987	10,140	57,127	22.1%
2003	49,377	6,800	56,177	23.6%

Brass Mills Unit - Volume Sales (in tons)
Year	PBS- Volume Sales	Coins- Volume Sales	Total Volume Sales	% Consolidated Volume
2001	32,141	4,692	36,833	24.6%
2002	25,771	3,582	29,353	25.6%
2003	27,375	2,985	30,360	27.8%

The Brass Mills unit is Madeco's second largest segment in terms of revenues, representing 23.6% of consolidated sales in 2003. Of the four businesses, the Company's Brass Mills unit is the most internationally diverse, with customers in over 27 countries. Export sales in 2003 amounted to approximately 57.0% of total revenues and 62.1% of total volume sales for the Company's Brass Mills unit.

The following table shows the Company's total revenues generated by the Brass Mills unit for the years 2001, 2002 and 2003, broken down by the subsidiary generating the sale:

Brass Mills Unit - Revenues (in Ch$ million)
Year	Madeco Chile	Decker-Indelqui	Armat	Inter-company	Brass Mills Unit
2001	51,335	11,935	14,429	(5,158)	72,541
2002	46,210	3,117	10,204	(2,404)	57,127
2003	51,080	4,048	7,163	(6,114)	56,177

Brass Mills - Production

The Company's pipe, bar and sheet, or "PBS", operation in Chile has two production facilities located in the southern part of Santiago, a smelting furnace and a manufacturing plant for pipes, bars and sheets. Moreover, the Company has its coin blank manufacturing plant in Quilpue, approximately 120 kilometers from Santiago. The Company's Argentine brass mills facilities are located near Buenos Aires, in Avellaneda, Llavallol and Barracas. In the second half of 2003, the Company reopened its pipes and foundry productions. The Company expects to reopen the remaining Argentine facilities if levels of demand have the scale to operate efficiently and if the Company believes such levels are sustainable. See "Item 5. Operating and Financial Review and Prospects - Economic Overview".

The following table includes information regarding each Brass Mills production facility:

Country	Location	Principal Products	ISO Certification (1)
Chile	San Miguel, Santiago	Pipes and Bars	9002: 1998, 2001 9001: 2003
	San Bernardo, Santiago	Smelting Furnace, Sheets	9002: 1998, 2001 9001 : 2003
	Quilpue	Coin Blanks and Sheets	9002: 1997 9001: 2003
Argentina	Avellaneda, BA	Smelting Furnace	N/A
	Llavallol, BA	Sheets and Foundry	N/A
	Barracas, BA	Pipes	N/A

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

billets

Metals à smeltingà hot piercing à drawing à cutting à annealing à packing

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

The following diagram depicts the production process for sheets:

Metals cakes

à Smelting à hot rolling à surface milling à cold rolling à annealing à cutting à packing

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

Metals billets

à Smelting à drawing à cutting à packing

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

The following diagram depicts the production process for coins:

Electric melting furnace à horizontal continuos casting à cold roling à annealing à blank cutting à annealing à polishing à sorting à inspecting, cutting, packing

Madeco has had an agreement since March 2000 with the Chilean Mint for its minted coins. This agreement has a five-year term and is automatically renewable for an additional five years unless either of the two parties expressly decides not to renew the contract. Pursuant to this agreement, the Chilean Mint provides the minting process necessary for the Company to fill international customer orders for minted coins from any public or private bids. Each November, the Company and the Chilean Mint must reach an agreement on a reference price, which provides a framework for future bids. The final price for each minting order, however, will depend on the specifications of each particular bid, including alloy, coin size and mint design.

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

Brass Mills - Raw Materials

The primary raw materials used in the production of brass mills products are copper, aluminum, zinc, nickel and tin. Historically, prices of copper, aluminum and metals in general have fluctuated greatly. The Company attempts to modify the selling prices of its products to respond to these fluctuations. See "Item 3. Key Information - Risk Factors" and "Item 5. Operating and Financial Review and Prospects - Fluctuations in LME Metal Prices and Exchange Rates between Currencies".

The Company purchases its copper supplies for its Brass Mills operations mainly from two large Chilean mining companies, Codelco and Enami. See "- Metallic Cables - Raw Materials". The Company obtains most of its Brass Mills- aluminum requirements from Aluminios Argentinos S.A.I.C. ("Aluar", of Argentina). On January, 2004, the Company signed a contract with Valesul Aluminio S.A. for the supply of its PBS requirements (about 1,045 tons of aluminum billets).

The Company's zinc requirements are purchased mainly from two Peruvian suppliers, Doe Run Peru S.R.L. ("Doe Run") and Cajamarquilla. On December 16, 2002, the Company signed an agreement with Doe Run in which Doe Run agreed to supply a total of 480 to 720 metric tons of zinc annually. The contract has been modified from previous agreements with Doe Run relating to the quantity of zinc required by the Company, in order to include both the supply needed by the subsidiary producer of coin blanks and coins and the sales increase of brass-based products. Nickel is purchased mainly from Inco Limited (Canada) and Companhia Niquel Tocantins S.A. (Brazil), and tin is purchased mainly from Minsur S.A. (Peru).

Madeco believes that its contracts and other agreements with third-party suppliers for the supply of raw materials for its brass mills products contain standard and customary terms and conditions. During the past ten years, the Company has not experienced any substantial difficulties in obtaining adequate supplies of necessary raw materials at satisfactory prices nor does it expect to do so in the future. A long-standing project exists, however, to study a possible modification or elimination of the Copper Reserve Law by changing the copper reserves that local copper producers must maintain in order to sell to Chilean manufacturers. See "Item 3. Key Information - Risk Factors".

While the pipes, bars and sheets, or "PBS", division and the coin division together constitute the Company's Brass Mills business unit, the following discussions below (sales breakdown by destination, sales and distribution, market demand and industry size estimates, and market share and description of competition) have been separated into two sub-sections (PBS and Coins).

PBS - Sales by Destination

Madeco sells a large portion of its brass mills products in Chile and Argentina, where the Company has its production installations. Additionally, the Company exports pipes, bars and sheets to multiple countries, including the United States as well as countries in Latin America, Europe and Asia. Export sales for the PBS division consist of all sales to customers in any country other than Chile or Argentina and represented 52.4% of the total division's revenues for the year 2003. The following table shows Madeco's annual net sales generated by the PBS division by destination for the years 2001, 2002 and 2003:

PBS Division - Revenues by Destination (in Ch$ million)
Year	Chile	Argentina	Exports (1)	PBS Division
2001	18,970	8,518	30,942	58,430
2002	18,341	2,683	25,964	46,988
2003	19,432	4,093	25,852	49,377

PBS Division - Volume Sales by Destination (in tons)
Year	Chile	Argentina	Exports (1)	PBS Division
2001	8,978	3,927	19,236	32,141
2002	8,494	1,113	16,164	25,771
2003	9,134	2,318	15,923	27,375

(1) Exports for the PBS division consist of all sales to customers in any country other than Chile or Argentina.

Revenues increased by Ch$2,389 million or 5.1% compared to the previous year. The net sales increase was caused principally by a rise in volume sales (6.2%), the product of higher sales both in Chile and Argentina due to market share gains, primarily copper pipes. Moreover, revenues were driven by a 10.1% increase in the Chilean average price, which was due to the increase in the price of copper that occurred in 2003.

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

The Company's Chilean sales force shares its sales staff with Madeco Chile's Wire and Cable unit. This combined sales force includes a commercial manager, three supervisors, 13 sales representatives (two of them located in the southern region and one located in the northern region of the country to attend the mining industry), five sales assistants, one project engineer and one person in charge of marketing. Customer groupings in the Chilean market include: retail companies, electronic and electric appliance manufacturers, aluminum foil and sheet buyers and durable goods manufacturers. The Company also utilizes the Chilean wire and cable commercial network to market and sell its brass mills products to other customer segments. In 2003, due to the Company's decision to boost the sales of the brass mills unit in Argentina after the closure of the plants at the end of 2001, a sales group was created including a sales head and 7 salesmen, 5 of which are located in Buenos Aires, 1 in Cordoba and another in Rosario.

The Company's PBS operations have 635 clients in Chile, 492 Argentine customers and 135 customers in its export markets. In 2003, the largest customer was a brass mills product distributor in Austria and sales to this customer accounted for 13.8% of the Company's total revenues generated from the sale of pipes, bars and sheets.

Given the unique tendencies that occur in each of the markets served by the Company's Brass Mills business unit, information regarding sales by sector have been included on a country by country basis. The following charts show the Company's sales breakdown by client grouping for the years 2001, 2002 and 2003:

The Company's Chilean Customer Groupings
	% 2001 Revenues	% 2002 Revenues	% 2003 Revenues
Retail	68%	68%	68%
Electric appliance manufacturers	6%	7%	5%
Aluminum	4%	4%	4%
Durable good manufacturers	18%	18%	13%
Others	4%	3%	10%

The Company's Argentine Customer Groupings
	% 2001 Revenues	% 2002 Revenues	% 2003 Revenues
Distributors	39%	53%	59%
Construction	24%	15%	15%
Durable good manufacturers	37%	32%	26%

In general, all of the Company's PBS division customers outside of Argentina can buy on credit. While a small portion of the customers outside of Argentina make cash payments for their purchase orders, the majority of sales in 2003 outside of Argentina were made with credit. In general, the Company has recently been required to lengthen its credit terms for its clients in order to match payment terms offered by competitors. There has been a growth in uncollectibles primarily as a result of a strict compliance with provision policies and outstanding indebtedness reviews made by management, and partly due to an increase in Argentine clients with financial problems, reflecting the country's economic difficulties. Due to Argentina's economic crisis, the Company has significantly reduced its credit operations in Argentina and currently, most Argentine customers make purchases in cash.

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

There are no formal third-party estimates on industry size for any of the countries in which Madeco has Brass Mills operations and the Company bases its estimates on published information from its competitors, import and export reports and the Company's proprietary production and sales data. See "Presentation of Information".

Given the unique evolution of the brass mills industry within each individual country or segment, discussions regarding the industry growth/shrinkage over the 2001-2003 period are included separately for Chile and Argentina.

Chilean PBS Market. The following chart shows the Company's estimates for the Chilean pipe, bar and sheet industry as well as the country's annual GDP growth rate for the years 2001, 2002 and 2003:

Industry Size (in tons)
Year	Total Industry Size	GDP Rate (1)
2001	17,380	3.4%
2002	15,822	2.2%
2003	16,734	3.3%

(1) The annual GDP rates for Chile presented above differ from those presented in the Company's Annual Report on Form 20-F for the year 2002 as a result of a change in Chile's calculation formula and methodology.

The Company estimates that the industry size for copper and brass products for the year 2003 increased 5.8% versus the previous year.  Such increase primarily reflects a higher demand of copper bars from the mining industry, specially from one of the Chilean largest mines, as it modernized its copper refinery, demanding copper bars that support cathodes and conduct electricity.

Argentine PBS Market. The following chart shows the Company's estimates of the Argentine pipe, bar and sheet industry as well as the country's GDP growth rates for the years 2001 to 2003:

Year	Industry Size (1) (in tons)	GDP Rate
2001	19,700	-4.4%
2002	9,700	-10.9%
2003	17,000	8.7%

(1) The Company's estimates for industry size differ from those presented in the Company's Annual Report on Form 20-F for the year 2001. As a consequence of additional available information and an improved calculation methodology (excludes semi-foundry and other raw material for industry size estimations), the Company believes that the figures presented above better reflect industry size.

A factor that has negatively impacted the Argentine pipe, bar and sheet industry size is the strong demand for PVC pipes. While copper pipes are used for both water and sewage systems in commercial buildings and high-income private housing, PVC pipes dominate the medium- and lower-income housing construction segments. Copper pipes outperform PVC pipes in terms of resistance to pressure and durability, but PVC pipes are popular due to their high quality and lower prices.

In 2003, the industry size increased 75.3% versus the previous year mainly due to greater activity in the construction sector and the recovery of durable goods manufacturers after the devaluation of the Argentine peso against the U.S. dollar. Despite the high growth rate shown in 2003, the demand for pipes, bars and sheets in Argentina is still below historical levels (27,450 tons on average between 1989 and 1998), reflecting the fact that all client sectors of the Company's pipe, bar and sheet products have been negatively impacted by the economic crisis in Argentina.

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

There are no formal third-party estimates on market share and the Company bases its estimates on published information from its competitors, import and export reports and the Company's own production and sales data. See "Presentation of Information". Given the fact that the Company competes against different competitors in both of the countries in which it has operations, market share and information regarding competitors has been separated by country.

Market Share and Competition in the Chilean PBS Market. The following table sets forth the Company's estimate of market share statistics for the Chilean pipe, bar and sheet industry for the past three years:

	2001	2002	2003
The Company	50%	53%	55%
Cembrass	7%	10%	7%
Tecob	7%	7%	2%
Conmetal	4%	8%	8%
Offermanns	3%	3%	2%
Other Domestic	3%	3%	2%
Imports into Chile	26%	16%	24%

(1) The Company's estimates for market share differ from those presented in the Company's Annual Report on Form 20-F for the year 2001. As a consequence of additional available information and an improved calculation methodology (excludes semi-foundry and brass rod in industry size estimations for industry size), the Company believes that the figures presented above better reflect market share.

The Company is the largest local producer of pipes, bars and sheets in Chile, reaching an estimated market share of 55% for the year 2003. The Company believes that it is the leading producer in Chile for copper pipes, bars and sheets, brass sheets and aluminum disks. According to the Company's estimates, there is no clearly defined leader in either the brass pipe or aluminum sheet segments.

The Company's primary competitor in the pipe segment is Tecnologia en Cobre S.A. ("Tecob"), a company created in 1993 by a former Madeco employee; Tecob only produces rigid copper pipes. At the end of 2002, Tecob started to suffer financial difficulties, that led it to lower production levels and finally, as of July 2003, it stopped its production. The other significant participant in the pipe segment is Themco-Conformadores de Metales S.A. ("Conmetal"). Conmetal manufactures rigid copper pipes and small copper bars and was created in 1995 by Themco, a large plastic pipe and fitting conglomerate. The Company estimates that the leader in the brass bars segment is Cembrass S.A. ("Cembrass"). Cembrass is a subsidiary of Indugas (one of Chile's liquid gas distributors) and produces large and medium sized brass bars. The other significant brass bar producer is Manufacturas de Metales Offermanns Flood S.A.I.C. ("Offermanns"), a company that has been in the market for almost 60 years. Offermanns' products include brass bars as well as the well known Flood brand padlock. Other smaller competitors include Electro Copper Ltda., Camet Ltda. and Aceros y Metales S.A.

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

In the year 2003, domestic producers manufactured approximately 12,718 tons of pipe, bar and sheet products for sale in Chile. Imported products amounted to 4,016 tons, or approximately 24% of the industry. For the years 2002 and 2001, imports represented 16% (2,580 tons) and 26% (4,500 tons) of the industry, respectively.

In 2003, the Company increased its market share by two percentage points. Such increase is based on a rise in both the tube and copper bars market. In the second half of 2003, the Company's main local competitor stopped its production due to financial difficulties, and one of the main importers of copper tubes came to an agreement with the Company to replace its import with direct purchases from Madeco. Within the copper bars market, Madeco also increased its market share after it was awarded the majority of a contract with one of the main mining companies in the country for the purchase of copper bars that conduct electricity.

Market Share and Competition in the Argentine PBS Market. The following table sets forth the Company's estimate for market share statistics of pipe, bar and sheet products for the past three years:

	2001	2002	2003
The Company	20%	11%	13%
Pajarbol-Cembrass	13%	13%	15%
Sotyl	9%	13%	12%
Vaspia	6%	7%	7%
Quimetal	6%	11%	7%
Other Domestic	21%	42%	34%
Imports into Argentina	25%	3%	12%

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

In the year 2003, local manufacturers produced approximately 14,960 tons of pipes, bars and sheet products for sale in Argentina. Import products amounted to 2,040 tons, or approximately 12% of the market. For the years 2002 and 2001, imports represented 3% (291 tons) and 25% (4,925 tons), respectively.

In 2002, the Company lost nine percentage points of market share after the closure of its production facilities, and, in that year, efforts were focused on the sale of stock. In 2003, the Company's market share increased by two percentage points due to the partial recovery of historical sale levels. In 2003 the Company reorganized its commercial department, pipe and foundry productions were re-opened in the second half of 2003 and brass bars were imported from Brazil.

Market Share in the International Export Market. While the Company does not have detailed market information available regarding the size of the global brass mills industry, it is estimated that the international market exceeds 4 million tons and Madeco's market share based on sales to countries other than Chile and Argentina represents less than 1% of the total industry.

Coins - Sales by Destination

Madeco sells the bulk of its coin products to countries outside Chile; export sales represented 90.8% of the total coin revenues for the year 2003. The following table shows Madeco's annual net sales by destination for the years 2001, 2002 and 2003:

Coins Division - Revenues by Destination (in Ch$ million)
Year	Chile	Exports (1)	Coins Division
2001	1,076	13,035	14,111
2002	1,253	8,886	10,139
2003	629	6,171	6,800

Coins Division - Volume Sales by Destination (in tons)
Year	Chile (2)	Exports (1)	Coins Division
2001	39	4,653	4,692
2002	92	3,490	3,582
2003	71	2,914	2,985

(1) Exports for the Coins division consist of all sales to customers in any country other than Chile.

The Company's net sales of coins and coin blanks in 2003 decreased 32.9% versus 2002, reflecting a drop in export sales and lower average prices. The price decline was driven by the excess production capacity worldwide after the end of the peak demand for Euro coins which began circulation on January 1, 2002.

Coins - The Company's Sales and Distribution

Manufacturing of coin blanks starts only when customers settle the orders and sign a formal contract. The commercial department is in charge of a commercial manager who participates in bid processes, opening new potential markets and maintaining good relationships between the Company and its customers. The Company also hires agents in many countries to act as representatives according to local legal requirements.

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

The Company's largest clients are central banks and coin mints. This business is dependent upon the central banks and mints that are replenishing their respective country's coin supply, making for purchase patterns consisting of infrequent but high volume sales. The Company's key customer in 2003 was the Central Bank of Indonesia and this customer accounted for 27% of total coin sales. The Company's key European customer in 2003 was The Central Bank of Ireland, which accounted for 12% of total coin sales.

Coins - Market Demand and Industry Size Estimates

Demand by a country's central bank depends on that country's GDP growth rate, inflation, population growth, tourism as well as the wear and tear of the existing minted coins.

There are no formal third-party estimates on industry size. The coin blanks and minted coin industry operates on an international bidding system. The Company's estimate of industry size for the past three years is based solely on published information from its competitors, the public bids of which the Company is aware, the private bids to which the Company is invited to participate, installed capacities and the Company's own sales data.

Year	Industry Size (in tons) (1)
2001	100,000
2002	65,200
2003	65,200

(1) Industry size estimates only include coins fabricated with non-ferrous metals, and exclude electroplated coins as well as coins fabricated with stainless steel.

Prior to the launch of the new Euro coin, the coin industry averaged 45,000 tons for the 1990-1998 period. The substantial growth in the coin industry since 1999 is the result of the launch of Europe's single currency, which began circulation in January 2002. The introduction of the new currency has brought structural changes to the coin market. Most of the larger coin manufacturing companies increased production capacity and quality controls, as well as introduced state-of-the-art technology into the production process.

In 2003, the industry size of the market remained flat versus the previous year, due mainly to the stagnation of demand from European Central Banks.

Coins - Market Share and Description of Competition

Today, Armat is the sole private domestic producer of coins in Chile and among the leaders in the international coin blank market. The Company's principal advantages as compared to its competitors are a consequence of its permanent commitment to high product quality and excellent customer service.

There are no formal third-party research estimates on market share and the Company bases its estimates on published information from its competitors, the public bids of which the Company is aware, the private bids to which the Company is invited to participate, installed capacities and the Company's own sales data. See "Presentation of Information". The following table sets forth the Company's estimates of market share based on the volume of international bids awarded to each company for the past three years:

	2001	2002	2003
Poongsan	35%	35%	39%
VDN	31%	31%	25%
The Company	5%	6%	5%
Royal Mint of England	3%	2%	2%
Royal Canadian of Canada	3%	3%	3%
Others	23%	23%	26%

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

The Company's market share over the past few years has declined as other participants in the coin industry have significantly increased their respective production capacities in order to exploit the increased industry demand for the Euro currency. In 2001, most of the Company's installed capacity was committed to sales of coin blanks to Europe. After the introduction of the Euro and due to the drastic decrease in the demand, competitors initiated aggressive pricing, given the excess of installed capacity in the industry which has negatively affected the Company's market share.

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

In 1996, the Company entered into the Peruvian packaging market by acquiring a 25% interest from Peruplast S.A. and TechPack S.A., maintaining to date such stake in Peruplast and a 25.6% in TechPack. Both companies are leaders in the flexible packaging Peruvian market, with an estimated combined market share of 62% for 2003. Peruplast prints packaging products through a rotogravure technique and TechPack prints packaging products, through a flexographic method. The two companies have one majority shareholder and the Company participates through a shareholders agreement.

The following table includes the names of the Company's subsidiaries dedicated to the production, sales and distribution of flexible packaging products:

Country	Entity Name
Chile	Alusa S.A.
Alufoil S.A.
Argentina	Aluflex S.A.

Despite a tumultuous economic environment and political instability in Argentina, the Company never closed or dramatically reduced the operations of its subsidiary Aluflex. See "Item 5. Operating and Financial Review and Prospects - Economic Overview".

Flexible Packaging - Summary of Sales

The following table shows the Company's annual net sales generated by the Flexible Packaging business unit for the years 2001, 2002 and 2003:

Flexible Packaging Unit
Year	Revenues (in Ch$ million)	% Consolidated Revenues	Volume Sales (in tons)	% Consolidated Volume
2001	43,971	12.8%	14,013	10.2%
2002	40,939	15.8%	13,912	12.3%
2003	41,737	17.6%	14,821	13.6%

In 2003, revenues increased by Ch$798 million or 1.9% with respect to the previous year. The net sales rise was a consequence of an increase in volumes sales in Chile (3.8%), Argentina (6.1%) and export sales (26.2%). In addition, average price in dollars in Argentina between 2002 and 2003 was 6.4% higher. These effects were partially offset by the appreciation of the Chilean peso against the U.S. dollar in 2003.

The Company principally sells its flexible packaging products in the same markets where it maintains its operations. Additionally, Madeco exports flexible packaging products to various countries, both within Latin America and abroad; export sales represented 12.1% of the total unit's revenues for the year 2003. The following tables show the Company's annual net sales generated by the Flexible Packaging business unit by destination for the years 2001, 2002 and 2003:

Flexible Packaging Unit - Revenues by Destination (in Ch$ million)
Year	Chile	Argentina	Exports (1)	Flexible Packaging Unit
2001	26,330	14,397	3,244	43,971
2002	26,607	9,913	4,419	40,939
2003	27,503	9,172	5,062	41,737

Flexible Packaging Unit - Volume Sales by Destination (in tons)
Year	Chile	Argentina	Exports (1)	Flexible Packaging Unit
2001	9,379	3,746	888	14,013
2002	9,319	3,222	1,371	13,912
2003	9,674	3,417	1,730	14,821

(1) Exports for the Flexible Packaging unit consist of all sales to customers in any country other than Chile or Argentina.

In 2003, volume sales for the Flexible Packaging unit amounted to 14,821 tons, a 6.5% increase versus 13,912 tons sold the previous year.

The following table shows the Company's total revenues generated by the Flexible Packaging unit for the years 2001, 2002 and 2003, broken down by the subsidiary generating the sale:

Flexible Packaging Unit - Revenues by Subsidiary (in Ch$ million)
Year	Alusa + Alufoil	Aluflex	Inter-company	Flexible Packaging Unit
2001	28,632	15,339	0	43,971
2002	30,202	10,737	0	40,939
2003	31,461	10,280	(4)	41,737

Flexible Packaging - Production

The Company has a total of three modern facilities for the production of flexible packaging products. The Chilean operation has two plants and the Argentine subsidiary operates one facility. The following table includes information regarding each flexible packaging production facility: plant location, principal products manufactured and ISO certification:

Country	Location	Principal Products	ISO Certification (1)
Chile	Quilicura, Santiago	Flexographic, Rotogravure	9001: 1997, 2003
	La Reina, Santiago	Plastic and aluminum films	N/A
Argentina	San Luis	Flexographic, Rotogravure	9001: 1998, 2003

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

Graphic designing à

Extrution of polyethylene à laminating & layering à printing à laminating & layering (as required) à cutting (as required) à folding (as required) à packing

Subsequent to the printing process, additional laminates and any other necessary layers are attached using adhesives between layers. Finally, the rolls are cut, folded (if necessary) and packaged.

Flexible Packaging - Raw Materials

The principal raw materials used in the production of flexible packaging are plastics (i.e.: polypropylene, polyethylene, polyester), paper, aluminum film, dye, adhesives and dilutive agents. Plastic is the most significant raw material in the production of flexible packaging and polypropylene is the most common type of plastic used.

The principal film suppliers for Alusa in Argentina and Chile are Vitopel S.A., Terpahne Ltda y Sigdopack S.A. The main polyethylene resin supplier was Dow Química Chilena S.A. in Chile and PBB Polisur S.A. in Argentina in 2003. These four suppliers provided approximately 40% of the raw materials used by the Company in the year 2003. However, the Company can access other sources when price and delivery terms are more favorable.

The Company obtains most of its aluminum requirements from Aluar (Argentina) and Hydro Aluminum Deutschland GMBH (Germany). However, the Company can access other sources when price and delivery terms are more favorable.

Paper is purchased from suppliers in Chile, Brazil, the United States and Sweden. The Company purchases its various adhesives from Henkel Chile S.A. and Rhom & Hass Chile Ltda. In November 2003, Alusa's main ink supplier, BASF-Tintas Gráficas closed its operations in Chile, for which the Company negotiated with alternative suppliers, coming to an agreement with Sun Chemical S.A. for them to provide Madeco such raw material.

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

In Chile, Alusa's sales force includes one commercial manager, one chief of operations, 6 administrative employees and 8 salesmen. Among the salesmen mentioned, 5 are responsible of local customers and the remaining 3 of exports. The sale of the Company's subsidiary Alufoil massive consumption products are done directly to supermarkets and to wholesale distributors, through the subsidiary's own commercial structure.

In Argentina the commercial department includes one commercial manager and 3 sales executives, each responsible for a portfolio of customers, additionally there are 4 sales operators.

Additionally, in both countries the Company has a team of technical advisors specialized in flexible packaging structure, which work closely with the Company's main customers in the development of new products and the innovation of existing products.

The Company has a representative office in Brazil, and agents in Colombia, Ecuador, Mexico and Costa Rica.

The Company's Flexible Packaging unit has approximately 270 active customers in Chile, which includes 113 mass consumer product manufacturers requiring flexible packaging products and 157 retail customers such as supermarkets and small mom and pop stores that purchase the Company's aluminum foil, plastic wrap and garbage bags for resale. The Company also has approximately 26 clients in Argentina as well as approximately 45 clients in export markets. The Company's largest customers in 2003 are in the food and hygiene industries. Among them, large multinationals, including Nestlé Chile S.A., Unilever Bestfoods de Chile S.A. and Danone Argentina S.A., and regional companies, including Empresas Carozzi S.A., Procter and Gamble S.A. and Grupo Córpora (Córpora Tresmontes S.A. and Córpora Aconcagua S.A.). The Company's largest customer accounted for 12.1% of the units' total consolidated revenues. Given the unique tendencies that occur in Chile and Argentina in terms of demand levels among the various client sectors served by the Company's Flexible Packaging business unit, information regarding sales by sector have been included on a country by country basis.

The following charts show Madeco's sales breakdown by client grouping for each country for the years 2001, 2002 and 2003:

The Company's Chilean(1) Customer Groupings	% 2001 Revenues	% 2002 Revenues	% 2003 Revenues
Concentrated & dehydrated products	21%	26%	21%
Condiments & fruit based products	19%	19%	17%
Candies and flour	17%	18%	15%
Personal & pharmaceutical products	8%	11%	9%
Lacteous	11%	10%	12%
Snacks	5%	4%	10%
Frozen products	3%	3%	3%
Meat products	4%	2%	2%
Cleaning products	3%	2%	1%
Others	9%	5%	10%

(1) Sales in Chile differ from those presented in the Company's Annual Reports on Form 20-F for the year 2001, because, before 2002, Chilean sales represented sales from the Company's two subsidiaries in the country (Alusa Chile and Alufoil). In the year 2002, since both companies supply different customer segments, it was determined that the Company's Chilean sales include sales carried out by the subsidiary Alusa Chile located in Quilicura, thus excluding sales from the subsidiary Alufoil. From Alufoil's total annual revenues, approximately 53% corresponds to industrial sales and the remaining 47% to sales to the so-called domestic segment (mainly supermarkets). Alufoil's sales represent about 5.9%.

The Company's Argentine Customer Groupings	% 2001 Revenues	% 2002 Revenues	% 2003 Revenues
Cookies, candies and snacks	30%	54%	46%
Pastas	9%	2%	3%
Condiments	18%	1%	1%
Cleaning products	7%	7%	11%
Pet food	21%	18%	25%
Others	15%	18%	14%

In general, all of the Company's Flexible Packaging unit's customers can buy on credit. While a very small portion of the customers make cash payments for their purchase orders, the majority of sales (over 99% in 2003) were made under credit conditions.

Within the Flexible Packaging unit, the average payment period remained stable at approximately 77 days. Uncollectible accounts as a percentage of total unit revenues amounted to 0.84% for the year 2002 and 0.86% for the year 2003.

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

There are no formal third-party estimates on industry sales volume and the Company bases its estimates on published information from its competitors, supermarket sales estimates, import reports of raw materials and the Company's own sales data. See "Presentation of Information".

Given the unique evolution of the flexible packaging industry within each country, information regarding the industry's evolution over the 2000-2003 period are included separately for Chile and Argentina.

Chilean Flexible Packaging Market. The following chart summarizes management's estimates for the Chilean flexible packaging industry and the supermarket sales index for the years 2001 to 2003:

Year	Industry Size (1) (in tons)
2001	35,640
2002	36,050
2003	37,850

(1) The Chile Flexible Packaging market presented above differ from those presented in the Company's Annual Report on Form 20-F for the year 2001 as a result of a change in the Company's methodology and larger third party information available.

Due to the depreciation of the local currency during the first months of 2003 reaching levels of Ch$750 per US$ dollar and the increase in the prices of raw materials caused by international conditions, the Company's margins were affected. Nevertheless, during the year local currency appreciated reaching an exchange rate of Ch$593.8 per US$ dollar at year-end.

In 2003, the Chilean economy grew at a rate of 3.3%, showing signals of recovery only during the last quarter of the year.

Argentine Flexible Packaging Market. The following chart summarizes management's estimates for the Argentine flexible packaging industry and the supermarket sales index for the years 2001, 2002 and 2003:

Year	Industry Size (in tons)	Supermarket Sales (in million of historical AR$)
2001	60,300	13,507
2002	N/A	15,102
2003	48,580	16,553

In 2001, the industry decreased approximately 10%, mainly due to Argentina's economic turmoil in the second half of the year. Between the 4th quarter of 2001 and the 1st quarter of 2002, both supermarkets and mass consumer goods manufacturers reduced inventory levels to a minimum, almost paralyzing industrial and commercial activity. See "Item 5. Operating and Financial Review and Prospects - Economic Overview".

During the first half of 2002, there was a further decrease in activity as a consequence of the post-devaluation shock, as the Company was forced to halt sales given the impossibility of determining sales prices. Later in 2002, the Company implemented substantial sales price adjustments (due to a new Argentine peso to U.S. dollar exchange rate) and payment terms (due to continuing economic uncertainty). In the second half of 2002, demand showed slight signals of recovery; however, demand adjustment for short periods beginning in the first quarter of 2002 did not significantly vary.

During the first half of 2003, supermarket volume sales continued to decrease, and only towards year-end they started to show recovery signals, and therefore the Company increased significantly its volume sales with respect to the previous year (8.7%). This can be explained mainly due to the growth of customers from the growing sector of the economy, such as petfood companies.

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

Despite the existence of two distinct printing methods, the Company estimates market share based on the combined volume of both printing methods since the majority of packaging alternatives can be combined with either printing technique. There are no formal third-party estimates on market share and the Company bases its estimates on published information from its larger competitors, supermarket sales estimates, import reports of raw materials and the Company's own sales data. See "Presentation of Information".

Market Share and Competitors in the Chilean Flexible Packaging Market. The following table sets forth the Company's estimate of market share for the two most relevant participants in the flexible packaging market in Chile for the past three years:

	2001	2002	2003
Edelpa	32%	30%	30%
The Company	26%	26%	26%
Others	42%	44%	44%

There is one other significant participant in the flexible packaging market with rotogravure printing capabilities: Envases del Pacifico S.A. ("Edelpa") (Chile). The most significant competitor, Edelpa, which has two manufacturing facilities, one in Santiago and another in Viña del Mar.

The main companies within the Multilayer Flexible Packaging industry are Edelpa and Alusa, which in conjunction concentrate approximately 57% of total sales of such industry segment. Edelpa uses rotogravure and flexographic techniques. This company has shown constant growth rate during the past years mainly due to acquisitions (Italprint in 1997 and Prepac in 2000). Other important companies within this industry segment are: Carter-Holt Packaging, Mapoleno and HyC, the first using rotogravure technique and therefore compete with Alusa and Edelpa. The other two use the flexographic technique.

It is important to mention that Carter Holt Packaging changed ownership. International paper sold the company to Chilean investors, and therefore the Company expects an increase in the levels of competition within the market, even when such company concentrates its operation in thermostable packaging and not flexible packaging.

The customer concentration trend within the market has continued this due to the acquisition of Luccheti by Corpora Tres Montes.

Market Share and Competitors in the Argentine Flexible Packaging Market. The following table sets forth the Company's estimate of the Company's market share in the Argentine flexible packaging industry for the past three years:

	2001	2002	2003
The Company	7%	7%	8%
Others	93%	93%	92%

The flexible packaging industry in Argentina shows high levels of fragmentation. The four main companies concentrate 40% of market share. The low concentration level of the industry and the growth strategy followed by Aluflex, have allowed the Company to position itself as one of the four main competitors within the industry in Argentina with a market share of 8.0%.

In 2003 the main converter, Arcor which used to produce its own consumption needs opened to the flexible packaging industry as Converflex with an approximated market share of 13%.

The main competitors of Aluflex, other than Converflex are Dinan-Alvher, Fleximat and Zaniello. These companies concentrate their sales in high value added segments, and deliver their products to multinational clients. The remaining market share is distributed among more than 90 companies.

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

In 1991, the Company commenced its curtain wall installation business, which involved the engineering and installation of large aluminum framed glass siding in commercial real estate projects. The Company was engaged in the curtain wall business in Chile as well as in Argentina and Uruguay through its subsidiary Ingewall S.A. ("Ingewall"). At year-end 2001, the Company had no operations in Argentina and was in the termination phase of a large curtain wall project in Uruguay. At the beginning of 2002, Madeco made a strategic decision to concentrate solely on the production of aluminum profiles and to exit the curtain wall business. Thus, during the first quarter of 2002, the Company sold its related operating assets in Chile, valued at approximately US$1.2 million, which primarily included product inventories, receivables, machinery and equipment and the Ingewall brand. This sale also included the transfer of payables and other liabilities, the net transaction price amounting to approximately US$0.6 million. The transaction did not have a significant effect on the Company's earnings in 2002 because a provision for the transaction was recorded in 2001. During the first quarter of 2003, the Company sold its Argentine subsidiary, which did not impact the earnings of the year 2003, as it was sold at book value. At the beginning of 2002, the Company decided to exit the curtain wall business segment. The operating figures reported during 2002 and 2003 reflect the termination phase of the Uruguayan Torre Antel project.

The following table includes the names of the Company's subsidiaries engaged in the Aluminum Profiles businesses:

Country	Entity Name	Division
Chile	Indalum S.A. Alumco S.A.	Aluminum Profiles - production Aluminum Profiles - distribution
Uruguay	Ingewall Uruguay S.A.	Curtain Walls
Bolivia	Distribuidora Boliviana Indalum S.A.	Aluminum Profiles - distribution

The following table shows the Company's annual net sales generated by the Aluminum unit for the years 2001, 2002 and 2003:

Aluminum Unit - Revenues (in Ch$ million) and Volume Sales (in tons)
Year	Aluminum Unit Revenues (in Ch$ million)	% Consolidated Revenues	Total Volume (in tons)	% Consolidated Volume
2001	29,844	8.7%	10,258	7.5%
2002	28,377	11.0%	9,978	8.8%
2003	29,226	12.3%	10,211	9.3%

Revenues increased by 3.0% from the previous year (totaling Ch$29,226 million in 2003). The higher sales reflects mainly the net effect of market share gains from the Chilean aluminum profiles business (3 percentage points).

The following table shows the Company's total revenues generated by the Aluminum unit for the years 2001, 2002 and 2003, broken down by the division generating the sale:

Aluminum Unit - Revenues by Subsidiary (in Ch$ million)
Year	Indalum + Alumco	Ingewall	Inter-company	Aluminum Unit
2001	24,953	4,894	(3)	29,844
2002	27,853	524	0	28,377
2003	28,825	400	1	29,226

Aluminum - Production

Indalum owns a modern aluminum profiles extrusion plant located in San Bernardo, in the outskirts of Santiago. Indalum is technologically advanced both in terms of manufacturing processes and product and system designs. At the beginning of October 2003, the Company certified under ISO 9001-2000.

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

billet

à preheting à extruding à cutting à packing

Anodized profiles are used in the construction sector. Anodization is a chemical treatment and electrochemical coloration process which protects aluminum against corrosion. The following diagram depicts the production process for anodized profiles:

Billet

à preheating à extruding à cutting à polishing à anodizing à stabilizing à packing

Painted profiles are also used in the construction sector. Painted profiles are offered in a wide variety of colors but are limited in their application to those uses where there is less exposure to corrosion elements. The following diagram depicts the production process for painted profiles:

Billet

à preheting à extruding à cutting à removing grease and chroming à paiting à heating à packing

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

Other raw materials used for aluminum profiles production include paint and chemical products. For the procurement of chemical products required for anodization, the Company reaches annual purchase agreement terms with four suppliers, Chemal Katschmareck - GMBH (Germany), Quimica del Sur y Cia. Ltda. (Chile), Goldschmidt Quimica de Mexico (Mexico) and Brenntang Chile Comercial e Industrial.

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

Aluminum Profiles - Summary of Sales

The following table shows the Company's annual net sales from its aluminum profiles division for the years 2001, 2002 and 2003:

Year	Aluminum Profiles (in Ch$ million) (1)	Aluminum Profiles (in tons) (1)	% Aluminum Profiles Unit Revenues
2001	24,951	10,258	83.6%
2002	27,853	9,978	98.2%
2003	28,825	10,211	98.6%

(1) Includes sales by the Company's proprietary distribution office in Bolivia (approximately 300 tons per month)

For the year 2002, the Company's net sales were 11.6% higher compared to net sales of 2001, due mainly to an increase in unit prices of value added solutions, which was partially offset by a 2.7% decrease in sales volume.

For the year 2003, the Company's net sales were 3.5% higher compared to 2002 mainly due to an increase of 2.3% of volume sales (primarily market share gains) and a moderate increase in unit selling prices.

Aluminum Profiles - Marketing, Sales and Distribution

The Company devotes substantial efforts toward developing strong long-term relationships with each of its major customers. Madeco has approximately 50 active aluminum profile customers, thirteen of which are its distributors, nine of which distribute exclusively the Company's aluminum profiles and together with the rest, conform its distribution network nationwide. One sales supervisor manages sales to and relations with the key distributors. In addition, the Company has a sales representative responsible for sales to durable good manufacturers as well as to large end-user clients such as window installation companies.

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

The following chart shows the Company's sales breakdown by channel for the years 2001, 2002 and 2003:

The Company's Sales Channels	% 2001 Revenues	% 2002 Revenues	% 2003 Revenues
Retail	26%	24%	22%
Independent distributors	51%	53%	52%
Construction companies and durable goods manufacturers	16%	19%	22%
Distribution offices in Bolivia	7%	4%	4%

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

The Company's customers for aluminum profiles products make purchases in cash, which includes a sales discount, or under special credit conditions. Payment terms offered by the Company range between 60 to 90 days; the exact period depends on each actual client, its relationship with the Company and the client's credit history. The average payment period decreased from 64 days after invoicing in 2002 to 56 days in the year 2003 (these figures do not include the non operational as well as accounts receivables from related companies). The Company's uncollectible accounts as a percentage of net sales remained almost flat, from 2.6% in 2002 to 3.2% in the year 2003.

At the end of 1998, the Brazilian aluminum profiles manufacturer Alcoa installed a distribution office in Chile. Subsequent to its arrival, the Company lost a few distributors and a significant portion of its market share. In 2001, the Company revamped its marketing strategy and launched the marketing and sales concept "Indalum Building Systems" (IBS). The primary objective of IBS involves strengthening relationships with each of the Company's key customer groups - real estate developers, architects, construction companies, installers, distributors and durable goods manufacturers - by providing solutions and optimal service quality.

During 2003, commercial activities were focused on consolidating the work initiated four years earlier, which consisted of adding value to the relationship through the whole chain of participating market agents (real estate companies, building companies, architects, distributors, fabricators and installers of Indalum's systems).

The IBS concept continued to be enforced, achieving a major improvement in service and technical assistance to clients.

During 2003, the Company launched the Xelentia System, which had a significant impact due to its quality/price relation, in conjunction with its modern characteristics. This implied a great effort on behalf of the commercial area of the Company, which developed throughout the year, and across the country, technical lectures as well as on site training. The Xelentia system was oriented to the massive segment of clients and together with the Superba System, cover the medium - low to high value range of the market.

Aluminum Profiles - Market Demand and Industry Size Estimates

The main consumer of the Company's aluminum profile products is the construction sector. The level of construction activity in the Chilean market depends directly on GDP growth as well as interest rates. Given that the installation of window and door frames occurs toward the end of the construction process, there appears to always be a six to ten - month lag between an increase in construction activity and an increase in aluminum profile demand.

There are no formal third-party research estimates on industry sales volume, and the Company bases its estimates on import and export reports and the Company's own sales data. See "Presentation of Information". The following chart shows the Company's estimates for the Chilean aluminum profiles market industry and statistics for construction starts for the years 2001, 2002 and 2003:

Year	Industry Size (in tons)	Construction Starts Index (Dec 1996 = 100)
2001	12,600	75.6 (1)
2002	13,000	63.1
2003	12,820	74.0

(1) The construction starts index presented above differ from those presented in the Company's Annual Report on Form 20-F for the year 2001 as a result of a change in the Camara Chilena de la Construcción's formula and methodology.

In 2002, the industry size grew approximately 3%, due mainly to the combined effect of increased remodeling activity which was offset by a 16.5% decline in residential constructions starts.

The sales volumes of the Company are closely related to the behavior of the economy as a whole and with the residential sector in particular. In both cases, the growth rate was below expectations. With an increase in GDP of 3% and of 2.7% of the construction sector including infrastructure, and 0.2% for the residential sector.

The Chilean Construction Chamber, which is the principal private organization of the construction industry, showed un upward tendency in its monthly indicators. Nevertheless, the residential sector showed no sign of improvement, with a high stock of finished homes and apartments, although the interest rate has been at historical lows.

An explanation of the above can be found in the "political" international factors which played a key role in inhibiting private investors.

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

There are no formal third-party research estimates on market share, and the Company bases its estimates on import and export reports and the Company's own sales data. See "Presentation of Information". The following table sets forth the Company's estimate for market share of aluminum profiles products for the past three years:

	2001	2002	2003
The Company	74%	73%	76%
Alcoa	15%	19%	14%
Other Imports	11%	8%	10%

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

For the year 2003, local production for sale in Chile amounted to approximately 9,871 tons. Imported products, which includes Alcoa's sales, amounted to 3,020 tons, representing 24% of the market in 2003. For the years 2002 and 2001, imports totaled 27% (3,556 tons) and 26% (3,280 tons) of the industry, respectively.

In 2003, Indalum increased its market share from 73% to 76% due to the consolidation of the commercial strategy, the advantage of being a local extruder with international competitive prices.

Curtain Walls

At year-end 2001, the Company had no operations in Argentina and was in the termination phase of a large curtain wall project in Uruguay. At the beginning of 2002, Madeco made the strategic decision to concentrate solely on the production of aluminum profiles and to exit the curtain wall business. Thus, during the first quarter of 2002, the Company sold its operating assets in Chile, valued at approximately US$1.2 million, which primarily included product inventories, receivables, machinery and equipment and the Ingewall brand. This transaction did not have a significant effect on the Company's earnings in 2002 because a provision for the transaction was recorded in 2001. During the first quarter of 2003, the Company sold its Argentine subsidiary, which did not impact the earnings of the year 2003, as it was sold at book value.

Government Regulations

The Company is subject to the full range of government regulations and supervision generally applicable to companies engaged in business in Chile, including labor laws, social security laws, public health laws, consumer protection laws, environmental laws, securities laws and anti-trust laws. These include regulations to ensure sanitary and safe conditions in manufacturing plants.

There are currently no legal or administrative proceedings pending against the Company with respect to any regulatory matter, and the Company believes that it is in compliance in all material respects with all applicable statutory and administrative regulations with respect to its business.

Organizational Structure

The following diagram shows Madeco's shareholders as well as its principal subsidiaries as of December 31, 2003:

ADRS (3.49%) Quiñenco (55.22%) AFP (5.57%) Others (35.72%)

MADECO

Wire and Cable Brass Mills Flexible Packaging Aluminum Profiles

Madeco Chile (100.00%) Alusa (75.96%) Indalum (99.16%)

Decker-Indelqui (100.00%) Aluflex (75.96%)

Ficap (100.00%) Armat (100.00%)

Indeco (92.74%)

(1) Madeco S.A. is controlled by the open stock corporation Quiñenco S.A (NYSE:LQ)., which is indirectly controlled by members of the Luksic family. Quiñenco S.A. directly owns 48.2457% (1,987,764,617 shares) of the Common Stock of Madeco S.A., and indirectly owns 6.9746% (287,359,836 shares) through Inversiones Rio Grande. In total, Quiñenco directly and indirectly owns 55.2203% (2,275,124,453 shares) of Madeco's Common Stock. Additionally, shares of Madeco's Common Stock are held by two related entities: 18,286 shares (0.0004%) are owned by Inversiones Consolidadas Ltda., which is related to Andronico Luksic Craig and his family, and 5,398 shares (0.0001%) are owned by Inversiones Carahue S.A, which is related to Paola Luksic Fontbona. Shares of Madeco's Common Stock are also held by individuals who are members of the Luksic family: 3,010 shares (0.00007%) are owned by Andronico Luksic Abaroa and 110 shares (0.000003%) are owned by Nicolas Luksic Puga. The total ownership, combining Quiñenco's direct and indirect holdings as well as the holdings of related entities and Luksic family members, is 55,2209% (2,275,151,257 shares).

Madeco's majority shareholder is Quiñenco S.A., which, through its direct and indirect interests in the Company, beneficially owns an aggregate of 55.2203% of the outstanding shares (2,275,124,453 shares) of Common Stock.

Quiñenco S.A. is a Chilean holding company engaged in multiple businesses in Chile, Brazil, Argentina and Peru. Through its operating subsidiaries, Quiñenco is involved in the following industries: manufacturing, banking services, telecom, beverages, pasta, hotels and real estate development.

The following table lists all of the Company's subsidiaries and affiliates as of December 31, 2003:

Business Unit	Name	Country of residence	Proportion of ownership interest	Proportion of voting power held
Wire and Cable	Soinmad S.A.	Chile	99.99%	100.00%
Wire and Cable	Cotelsa S.A.	Chile	99.99%	100.00%
Wire and Cable	Inmobiliaria e Industrial Cotelsa S.A.	Chile	99.99%	100.00%
Wire and Cable	Colada Continua Chilena S.A.	Chile	41.00%	41.00%
Wire and Cable	Ficap S.A.	Brazil	100.00%	100.00%
Wire and Cable	Optel Ltda.	Brazil	50.00%	50.00%
Wire and Cable	Madeco Brasil Ltda.	Brazil	100.00%	100.00%
Wire and Cable	Indeco S.A.	Peru	92.74%	100.00%
Wire and Cable	Cobrecon S.A.	Peru	30.91%	33.33%
Wire and Cable	Metalurgica e Industrial S.A.	Argentina	100.00%	100.00%
Wire and Cable	Metacab S.A.	Argentina	99.34%	99.34%
Wire and Cable	H.B. San Luis S.A.	Argentina	99.34%	99.34%
Wire and Cable	Comercial Madeco S.A.	Argentina	100.00%	100.00%
Wire and Cable	Optel Argentina S.A.	Argentina	49.99%	49.99%
Wire and Cable	Madeco Overseas S.A.	Cayman Islands	100.00%	100.00%
Wire and Cable	Metal Overseas S.A.	Cayman Islands	100.00%	100.00%
Wire and Cable	Madeco S.A. Agencia Islas Caiman	Cayman Islands	100.00%	100.00%
Brass Mills	Armat S.A.	Chile	100.00%	100.00%
Wire and Cable / Brass Mills	Decker Indelqui S.A.	Argentina	99.34%	99.34%
Flexible Packaging	Alusa S.A.	Chile	75.96%	75.96%
Flexible Packaging	Alufoil S.A.	Chile	75.94%	75.94%
Flexible Packaging	Inversiones Alusa S.A.	Chile	69.27%	69.27%
Flexible Packaging	Peru Plast S.A.	Peru	18.99%	18.99%
Flexible Packaging	Tech Pack S.A.	Peru	19.45%	19.45%
Flexible Packaging	Aluflex S.A.	Argentina	75.96%	75.96%
Flexible Packaging	Alusa Overseas	Cayman Islands	75.96%	75.96%
Aluminum Profiles	Indalum S.A.	Chile	99.16%	99.16%
Aluminum Profiles	Alumco S.A.	Chile	99.16%	99.16%
Aluminum Profiles	Inversiones Alumco S.A.	Chile	99.16%	99.16%
Aluminum Profiles	Ingewall S.A. (1)	Chile	99.16%	99.16%
Aluminum Profiles	Systral Peru S.A. (2)	Peru	99.16%	99.16%
Aluminum Profiles	Ingewall Argentina S.A. (1)	Argentina	99.16%	99.16%
Aluminum Profiles	Distribuidora Boliviana Indalum S.A.	Bolivia	93.43%	93.43%
Aluminum Profiles	Ingewall Uruguay S.A. (1)	Uruguay	99.16%	99.16%

(1) At the beginning of the year 2002, as a consequence of the strategic decision to focus solely on the fabrication of aluminum profiles, the Company exited the complementary curtain wall business segment.

(2) In December 2000, the Company terminated the operations of Systral Peru S.A., its proprietary aluminum distributor in Peru.

Property, Plant and Equipment

The map of South America below depicts the Company's plants by location and type of product manufactured:

The following chart depicts the location of each of the Company's production facilities within each business unit:

Country	Metallic Cables	Optical Fiber Cables	Brass Mills	Flexible Packaging	Aluminum
Chile	X	---	X	X	X
Argentina	X	X	X	X	---
Brazil	X	X	---	---	---
Peru	X	---	---	---	---

The Company's headquarters are located in Santiago, Chile at Ureta Cox 930. The corporate office building contains approximately 3,524 square meters of office space. The Company owns plants, warehouses and office space in Chile, Argentina, Brazil and Peru, occupying approximately 423,219 square meters. Total production capacity for its Wire and Cable division, Optical Fiber division, Brass Mills unit, Flexible Packaging unit and Aluminum Profiles unit, including the production capacity of idle plants, amounts to 106,890 tons, 1,420,000 km., 144,713 tons, 19,500 tons and 16,800 tons, respectively.

The following table sets forth information concerning the production facilities of the Company as of December 31, 2003. All listed facilities are owned or leased and operated by the Company:

Production Facility	Principal Use/Products	Size of Building (M2)	Installed Production Capacity (tons/year)	2003 Average Capacity Utilization (1)
Wire and Cable (2)
San Miguel, Santiago, Chile	Copper cable	27,650	15,100	48%
Rio de Janeiro, Brazil	Copper cable	58,000	20,760	20%
Sao Paulo, Brazil	Copper cable	28,300	29,100	75%
Bahia, Brazil (3)	Aluminum cable	19,000	12,360	20%
Lima, Peru	Copper / aluminum cable	49,150	12,000	75%
Lima, Peru (4)	Copper sulfates	770	3,120	20%
Llavallol, B.A., Argentina (5)	Copper rod	18,162	10,800	0%
Quilmes, B.A., Argentina (5)	Copper / aluminum cable	39,850	6,890	0%

Brass Mills
San Miguel, Santiago, Chile	Pipes, bars and sheets	32,400	38,530	75%
Lo Espejo, Santiago, Chile	Foundry	21,500	78,200	64%
Quilpue, Chile	Coin blanks and sheets	12,100	9,000	40%
Llavallol, B.A., Argentina (5)	Foundry, copper sheets	31,887	6,883	2%
Barracas, B.A., Argentina(5)	Copper pipes	15,800	8,400	5%
San Luis, Argentina (5)	Foundry, brass products	3,450	3,300	0%

Flexible Packaging
Santiago, Chile (2 plants)	Flexible packaging	16,600	13,600	83%
San Luis, Argentina	Flexible packaging	7,500	5,900	67%

Aluminum Profiles
Santiago, Chile	Aluminum profiles	33,200	16,800	64%

(1) Average Capacity Utilization represents total real production output as a percentage of installed annual production capacity.

(2) The optical fiber operations in Buenos Aires has 420,000 kms of production capacity and in Rio de Janeiro 1,000,000 kms of production capacity. At year-end 2003 the arbitration suit was resolved against Madeco and, as a result among others i) Madeco lost certain rights regarding the appointment of Optel's management (consequently, the subsidiary was not consolidated into the December 31, 2003 financial statements) and ii) lost its right to exercise a put option to sell its Optel shares to Corning for US$18 million between January 2004 and December 2005. In addition, the decision obliges the Company to agree to the liquidation of Optel on Corning's demand. See "Item 4. Information on the Company - Optical Fiber" and "Item 8. Financial Information - Legal Proceedings".

(3) In September 2003, the aluminum cable production of Ficap transferred its operations from the Aratu plant in Salvador de Bahía to Sao Paulo and Rio de Janeiro.

(4) In 2001, the Company acquired in Peru a small copper and zinc sulfates plant, with the objective of transforming its copper scrap to sulfate for sale to its principal mining clients; the production capacity of this plant is excluded from the total for the Wire and Cable unit.

(5) As a consequence of Argentina's economic crisis, the Company closed in 2002 the production facilities of its Argentine Wire and Cable and Brass Mills operations. The Company partially opened the Barracas and Llavallol plants in September and November, respectively.

Mortgages and other security interests granted by the Company and outstanding at December 31, 2003 are summarized as follows:

Nature of security interest	Assets pledged	Amount of guarantee	Book value of assets pledged
		(in ThCh$)	(in ThCh$)
Mortgages	Land and buildings	234,735	671,208
Pledges	Machinery	1,272,279	1,413,262

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

As discussed below, the Consolidated Financial Statements have been prepared in accordance with Chilean GAAP, which differs in certain important respects from U.S. GAAP. Note 35 to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company's results, and a reconciliation to U.S. GAAP of shareholders' equity and net income (loss) for the years ended December 31, 2001, 2002 and 2003. In compliance with Chilean GAAP, financial data included in the Company's Consolidated Financial Statements have been restated in constant Chilean pesos of December 31, 2003. See Note 2 to the Consolidated Financial Statements.

The Company's principal operating segment and its largest business unit is its Wire and Cable business, with production facilities in Chile, Brazil, Peru and Argentina. Madeco is a leading Latin American manufacturer of wire and cable products; designed to meet client needs in the telecom, energy, mining, construction and industrial sectors. The Company's second operating segment is its Brass Mills unit, which manufactures pipes, bars and sheets from copper, brass, aluminum and related alloys. Additionally, the Brass Mills unit manufactures coin blanks and minted coins from alloys comprising copper, nickel, aluminum and zinc. While the Company's brass mills facilities are located in Chile and Argentina, a significant portion of the Brass Mills unit's revenues are generated from export sales. The Company's third operating segment, Flexible Packaging, manufactures printed flexible packaging for use in the packaging of mass consumer products. The Company has flexible packaging facilities in Chile and Argentina, as well as an equity investment in Peru. Finally, the Company is a leading Chilean manufacturer of aluminum profiles used for window frames, door frames, and hardware fixtures, in both the residential and commercial construction sectors, and customized profiles for use in the fabrication of industrial durable goods. See "Item 4. Information on the Company - Business Overview".

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

While the Chilean economy experienced an average 7.7% GDP growth rate between 1990 and 1997, the country has experienced economic stagnation since 1998, including negative GDP growth (-0.8%) in the year 1999. The Chilean economy experienced moderate growth of 3.3% in 2003. It is beginning to feel the rebound of the global economy and growth estimates for 2004 are between 4.5% and 5.5%. Higher demand from China and other world regions has boosted the copper price to its highest level since 1995 and other export growth has been robust. On the domestic side of the economy, consumer demand recovered, growing by 3.7% in 2003 and interest rates are at historically low levels. In spite of the favorable economic scenario, growth rates are still well below the 7.7% average the country experienced  between 1990 and 1997. The Company's Chilean operations experienced moderate growth in line with the country's GDP increase.

With the exception of moderate 4.5% GDP growth in 2000, Brazil's economic growth has been low since the mid 1990s. In 2003, Brazil suffered an economic contraction of 0.2%. Consumption and investment remain depressed and only exports are providing a buffer from more pronounced contractions in economic activity. Significant reductions in interest rates have been established by monetary authorities and should help stimulate demand and investment in 2004, but inflation remains a problem as does the likely increase in U.S. interest rates, which would affect debt service. Regarding the optical fiber business in Brazil, the Company received an adverse ruling related to the arbitration claim that Madeco had against Corning. This caused among others, Madeco to lose certain rights over the appointment of Optel's management, and therefore the Company cannot guarantee the continuance of operations in the future. In addition, the decision obliges the Company to agree to the liquidation of Optel on Corning's demand.

The Peruvian economy was also relatively stagnant over the 1998-2001 period. In 2002 and 2003, GDP growth in Peru amounted to 4.9% and 4.0%, respectively. Management expects the Peruvian economy to continue to grow in 2004. While past drivers such as new mining operations and favorable climatic conditions are unlikely to be repeated, management expects that further advancement on the Camisea mining project should drive investment and the more favorable development of the global economy will provide upside potential for the country's external sector and commodity prices.

In recent years, Argentina has suffered from a prolonged economic recession which culminated in an economic crisis in the fourth quarter of 2001, driven by both economic and political instability. As a result of measures adopted by the Argentine government, the economy collapsed in 2002 but started to recover, growing 8.7% in 2003. Nevertheless, further recovery in Argentina will depend on deep structural reforms in many areas, including the relationship between the federal government and the provinces, regulation in many markets as well as the resumption of external debt service. The economic deterioration in Argentina had materially adversely affected the Company. At year-end 2001, as a consequence of Argentina's economic environment and political instability, the Company suspended its Argentine Wire and Cable and Brass Mills production operations. In the second half of 2003, the Company reopened its pipes and foundry productions. The Company expects to reopen the remaining Argentine facilities if levels of demand have the scale to operate efficiently and if the Company believes such levels are sustainable. In addition, due to the Company's decision to boost the sales of the cable and wire business unit in Argentina after the closure of the plants at the end of 2001, a sales group was created including a sales chief and three salesmen.

While cyclical downturns in the Chilean or regional economy have an adverse effect on the Company's business and results of operations, reduced domestic and regional sales can be partially offset by increases in exports outside the region, particularly with respect to the Company's brass mills products, which meet international standard specifications and can be produced and sold competitively in international markets. The Company expects that the free trade agreement signed between Chile and Korea and Chile and the European Union in 2002 and between Chile and United States on June 6, 2003, will allow the Company to export its products more readily. There can be no assurance, however, that profits on any export sales would fully offset lost profits resulting from reductions in domestic or regional sales. Export sales for each business unit consist of all sales made to customers in countries other than those countries where the Company maintains operations for that respective business unit. In 2003, 22.1% of the Company's consolidated net sales was attributable to exports.

The Company's Compliance with Financial Covenants and its Refinancing Plan

In January 2002, the Company began implementing a financial restructuring plan which included a capital increase and the payment, refinancing and capitalization of certain of the Company's outstanding indebtedness.

Based on the Company's results for the period ended December 31, 2001, the Company was in default for non-compliance with several of the financial covenants of its Series B bonds. On April 9, 2002, an agreement was reached with holders of the Company's Series B bonds to amend the indenture under which such bonds were issued. This amendment required that the Company complete a capital increase of at least US$60 million by September 30, 2002, and the inclusion prior to October 9, 2002 of certain of the new Series B bond covenants in the terms of the Company's Series A bonds and Series C bonds.

On July 10, 2002, at an Extraordinary Shareholders' Meeting, the Company's shareholders approved the Board of Directors' proposal for a capital increase of approximately US$90 million. The amount approved was divided into 1,800 million shares at Ch$35 each with a minimum capital subscription of Ch$47,000 million as well as the successful renegotiation of the Company's bank facilities under terms more favorable to the Company and compatible with its estimated cash generation capacity.

On October 15, 2002, the Company announced that the minimum conditions established for the capital increase had not been met. Therefore, all share subscriptions made under the mandate were returned to the respective subscribers. Those shares subscribed and paid outside the mandate, however, were issued to subscribers.

On October 28, 2002, the Company held a meeting with the Series A, B and C bondholders and obtained the necessary waivers of covenants and extensions of time for the successful completion of another capital increase. These waivers were evidenced by amendments to the indentures under which the Series A, B and C bonds were issued. Also, as part of those agreements, the Company provided bondholders with an additional covenant that if Quiñenco, does not maintain at least 35% of Madeco's voting interest and directly and indirectly at least 40% of Madeco's voting interest, any outstanding Series A, B and C bonds will become immediately due and payable.

On November 14, 2002, a new Extraordinary Shareholders' Meeting was held in which the Company's shareholders approved a capital increase of approximately US$143 million.

On December 18, 2002, the Company reached an agreement with respect to an Amending and Local Loan Rescheduling Contract among the Company and twelve local bank lenders, and with respect to two Private Contracts of Foreign Loan Rescheduling, each between the Company and a foreign bank lender. Together, the terms of the three rescheduling agreements provided for US$120 million in debt restructuring over seven years (including a grace period of three years) conditioned upon, among other requirements, the proceeds of the capital increase approved at the Extraordinary Shareholders' Meeting held in November 2002 not being less than Ch$49,400 million and the use of a portion of such proceeds to make a repayment of 30% of the aggregate loan balance under such facilities upon the Company's receipt of such funds.

During the preemptive rights offering period, shareholders of the Company subscribed and paid Ch$1,914 million as part of the capital increase. On March 4, 2003, the Company's largest shareholder, Quiñenco S.A., and its subsidiary, Inversiones Río Grande S.A., subscribed and paid Ch$49,400 million. On that same date, the Company used a portion of such proceeds to pay the aforementioned 14 bank lenders a total of US$38.3 million in compliance with the rescheduling agreements.

Upon completion of the capital increase, the Company initiated the bond capitalization process, the total bonds redeemed by the Company amounted to Ch$7,434 million and additionally, the number of shares subscribed and paid in the bond capitalization process totaled 154,876,051 (Ch$3,717 million).

On April 9, 2003, the Company made a second payment of US$9.9 million, equivalent to an additional 10.3% of the outstanding bank debt.

On June 10, 2003, Madeco sold 264.8 million shares that had remained unsubscribed and unpaid after completion of Madeco's capital increase in March (at approximately Ch$29 per share), resulting in proceeds to Madeco of approximately Ch$7,679 million (equal to approximately US$10.7 million at the Ch$717.4 to US$1.00 Observed Exchange Rate for June 10, 2003). On August 1, 2003 the Company paid the last installment of principal and interest on its Series B bonds for a total amount of UF50,201.68 (equivalent to Ch$850 million), and the Company extinguished its Series B bonds. In addition, on August 20, 2003, it sold in a public auction on the Santiago Stock Exchange 1,157 million shares that had remained unsubscribed and unpaid after completion of Madeco's capital increase in March (at approximately Ch$28 per share), resulting in proceeds to Madeco of approximately Ch$32,403 million (equal to approximately US$46.1 million at the Ch$702.68 to US$1.00 Observed Exchange Rate for August 20, 2003).

At December 31, 2003, the Company's subsidiary Alusa had a five year Syndicated Loan agreement with Banco de Chile and Banco del Estado for a total amount of UF300,000 (equal to US$8.5 million at the Ch$593.8 to US$1.00 Observed Exchange Rate for December 31, 2003), under which payments are bi-annual. The principal covenants related to the credit are a maximum leverage of 0.75 times equity and a minimum equity of ThUF1,765 (equal to US$50.3 million at the Ch$593.8 to US$1.00 Observed Exchange Rate for December 31, 2003). At December 31, 2003, the Company complied with all these covenants.

On December 29, 2003, the Company's subsidiary of its Aluminum Profiles unit signed a syndicated loan agreement with the following banks: Banco de Chile, Banco de Crédito e Inversiones, Banco del Estado and Banco Security, for a total amount of Ch$8,200 million. The rescheduled loan has a maturity of 5 years with bi-annual amortization and interest payments. The main provisions of the loan are: a) a prohibition on guarantees; b) a maximum consolidated leverage of 1.2 times equity; c) the restrictions on dividends payment to a maximum of 30% of annual net income; and d) a minimum capital equivalent of ThUF1,630.

On May 1, 2004, the Company paid at maturity the total outstanding principal and interest of its Series C bonds for a total amount of UF1,419,045 (equivalent to Ch$23,946 million as of May 1, 2004) and the Company extinguished its Series C bonds.

Currently, the Company is in compliance with all financial and non-financial covenants required by banks and bondholders.

For additional information regarding the Company's outstanding indebtedness, its compliance with covenants, recent share sales and other matters relating to the Company's indebtedness and refinancing plan, see " - Liquidity and Capital Resources" and "Business - Recent Developments - Capital Increase and Debt Restructuring".

Changes in the Company's Risk Classification

Madeco was notified on July 1, 2002 that the Comisión Clasificadora de Riesgo (the "Risk Classification Commission"), which regulates the investment activities of pension funds in Chile, had ruled that as a result of the deterioration of Madeco's financial situation, Chilean pension funds would be further limited in the amount of debt securities or common shares of Madeco that they can hold.

Rating agencies evaluate Madeco's common shares and its debt. From 2001 to 2003, Fitch Chile Clasificadora de Riesgo Ltda. ("Fitch Chile") and Feller Rate Clasificadora de Riesgo Limitada ("Feller") have published ratings relating to the financial standing of certain of Madeco's debt instruments and shares.

Since November 2003, Fitch Chile has classified the Company's debt as BB+ and its shares as First Class Level 4. Since April 2004, Feller has classified the Company's debt as BB+ and its shares as Second Class.

Fluctuations in LME Metal Prices and Exchange Rates between Currencies

The Company's revenues fluctuate as a result of the appreciation or depreciation of the Chilean peso versus the U.S. dollar since substantially all of the Company's sales whether for local or export markets are linked to the world market price of copper, which is denominated in U.S. dollars and has historically fluctuated widely. In addition, the Company's export sales are generally invoiced in U.S. dollars. In order to reduce the effects of fluctuations in the price of copper and aluminum on its results of operations, the Company's pricing policy is to sell its copper and aluminum products based on the quantity of metal contained in the product valued at the prices of the London Metal Exchange. The Company generally has been able to increase its selling prices in response to increases in costs of copper and/or aluminum. There can be no assurance, however, that the Company will be able to recover increases in the cost of copper and/or aluminum in the future. Fluctuations in the market price of aluminum are of greater importance to the Company since its acquisition of Ficap in 1997. See "Item 3. Key Information - Risk Factors".

The Company's Summary of Operations

The following table provides certain information relating to the Company's results in millions of Chilean pesos and as a percentage of net sales for the periods indicated:
Year ended December 31,
(in Ch$ million, except percentages)
	2001		2002		2003
Net Sales	344,856	100.0%	258,845	100.0%	237,666	100.0%
Cost of Goods Sold	(298,076)	-86.4%	(226,833)	-87.6%	(208,437)	-87.7%
Gross Income	46,780	13.6%	32,012	12.4%	29,229	12.3%
SG&A Expenses	(35,698)	-10.4%	(27,969)	-10.8%	(21,772)	-9.2%
Operating Income	11,082	3.2%	4,043	1.6%	7,457	3.1%
Non-Operating Income	6,132	1.8%	2,296	0.9%	1,882	0.8%
Non-Operating Expenses	(56,453)	-16.4%	(41,820)	-16.2%	(25,698)	10.8%
Price-Level Restatement	(13,730)	-4.0%	(8,527)	-3.3%	1,740	0.7%
Net Non-Operating Results	(64,051)	-18.6%	(48,051)	-18.6%	(22,076)	-9.3%
Income Taxes	(435)	-0.1%	1,416	0.5%	(1,592)	-0.7%
Minority Interest	1,335	0.4%	2,018	0.8%	(578)	-0.2%
Amortization of Negative Goodwill	21	0.0%	5	0.0%	56	0.0%
Net Loss	(52,050)	-15.1%	(40,568)	-15.7%	(16,734)	-7.0%

The following tables set forth, for each of the periods indicated, the volume sales, net sales revenues and operating income of each of the Company's business units, as well as the percentage of the Company's total consolidated volume sales, net sales revenues and operating income, respectively:

Volume Sales
(in tons, except percentages)
	2001		2002		2003
Wire and Cable (1)	88,471	59.1%	61,903	53.8%	53,923	49.3%
Brass Mills	36,833	24.6%	29,353	25.5%	30,360	27.8%
Flexible Packaging	14,013	9.4%	13,912	12.1%	14,821	13.6%
Aluminum Profiles	10,258	6.9%	9,978	8.6%	10,211	9.3%
Total	149,575	100.0%	115,146	100.0%	109,315	100.0%

(1) Volume sales for the Wire and Cable unit include only metal. Figures presented above differ from those presented in the Company's Annual Report on Form 20-F for the year 2002 as a result of a change in measuring volume sales. While volume sale calculations previously included metal and insulating materials, the Company is now including only metal used in the production of its wire and cable products.

Total volume sales presented in tons include the conversion of optical fiber volume sales using the conversion rate of 1 ton = 44 kms. As a consequence of the termination of the Joint Venture Agreement, Optel has not been consolidated at December 31, 2003, being treated instead as an affiliate.

Year ended December 31,
(in Ch$ million, except percentages)
	2001		2002		2003
Net Sales
Wire and Cable	198,500	57.6%	132,402	51.2%	110,526	46.5%
Brass Mills	72,541	21.0%	57,127	22.1%	56,177	23.6%
Flexible Packaging	43,971	12.78%	40,939	15.7%	41,737	17.6%
Aluminum Profiles	29,844	8.7%	28,377	11.0%	29,226	12.3%
Total	344,856	100.0%	258,845	100.0%	237,666	100.0%

Operating Income (Loss)
Wire and Cable	9,934	89.6%	(2,959)	-73.2%	(1,021)	-13.7%
Brass Mills	667	6.0%	1,074	26.6%	1,448	19.4%
Flexible Packaging	(26)	-0.2%	2,273	56.2%	3,257	43.7%
Aluminum Profiles	507	4.6%	3,655	90.4%	3,773	50.6%
Total	11,082	100.0%	4,043	100.0%	7,457	100.0%

2003 versus 2002

Consolidated revenues for the year 2003 decreased 8.2% compared to the previous year, meaning a reduction of Ch$21,179 million, this is primarily explained by lower sales of the Wire and Cable business unit which decreased Ch$21,876 million (-16.5%) compared to the previous year.  The reduction in sales within the Wire and Cable business can be partially explained by the non-consolidation of Optel operations during 2003 as a consequence of the adverse ruling in the case that the Company had against Corning (in 2002 Optel represented Ch$2,202 million in revenues).  The decrease in net sales principally reflects an overall decrease of 12.9% in the consolidated volume sales of the Wire and Cable unit, due mainly to a decrease of 28.9% in net sales in Brazil as a result of lower sales of bare aluminum cables to electric industry clients. Additionally, lower consolidated revenues are explained by the impact of the appreciation of the Chilean peso against the U.S. dollar during the fiscal year on the sales of foreign subsidiaries.  These effects were partially offset by a 12.3% increase in the average dollar price of the Cables Unit, which in turn were a reflection of the increase in copper price that occurred in 2003 compared to 2002.

The Company's gross income fell by Ch$2,783 million or 8.7% in 2003 with respect to the previous year. This reduction can be explained principally by: lower volume sales in the Cables Unit and difficulties in passing through the increase in the cost of copper to customers. In addition, gross income was reduced due to the negative impact of the appreciation of the Chilean peso against the U.S. dollar on both the results of the foreign subsidiaries of the Wire and Cable Unit and on the Chilean exports of the Brass Mills Unit. This effect was partially offset by increases in productivity in the Flexible Packaging and Aluminum Profiles Units and by the exclusion of Optel in 2003, which incurred a gross loss of Ch$301 million in the previous year.

The Company's operating income for the year 2003 was Ch$7,457 million, an 84.4% increase compared to the previous year (Ch$3,414 million). The improvement of the Company's operating income was the result of the efforts to reduce SG&A expenses (which declined 22.2% year over year) and the exclusion of Optel results (last year operating loss from Optel amounted to Ch$1,332 million). The increase in operating income was partially offset by the negative effect of the exchange rate on translating the results of the foreign subsidiaries into pesos.

The Company's Non-Operating Results

The Company's non-operating results include non-operating income such as interest income, gains on the sale of investments and fixed assets and equity in earnings of related companies. Non-operating expenses include interest expense, amortization of goodwill, adjustments to realizable value of inventories and assets held for sale, provisions for obsolescence, legal contingencies, uncollectible accounts and severance payments and other non-operating charges.

The Company's non-operating results also include price-level restatement, which is the credit (charge) to non-operating income representing (i) the restatement of non-monetary assets, non-monetary liabilities, shareholders' equity, and income and expenses in terms of year-end constant Chilean pesos and (ii) the monetary gain (loss) in purchasing power from holding monetary assets and liabilities exposed to the effects of inflation. The Company's price-level restatement may be significantly affected by the restatement of the value of copper and aluminum inventories to the lower of restated cost or net realizable value as well as the amount of liabilities held in currencies other than Chilean pesos. See " - Results of Operations", " - Impact of Inflation and Price-Level Restatement". The Company's price-level restatement and translation losses amounted to Ch$1,740 million gain in 2003 and a Ch$8,527 million loss in 2002.

The Company's non-operating expenses amounted to Ch$25,698 million in 2003 and Ch$41,820 million in 2002. Excluding the expenses related to interest payments, amortization of goodwill and equity in losses of related companies, Madeco's non-operating expenses and provisions amounted to Ch$11,323 million versus Ch$20,211 million. The most significant charges in 2003 related to provision for subsidiary investment and expenses (Ch$4,917 million), depreciation of assets held for sale in Argentina (Ch$1,984 million) and obsolescence of other long-term assets (Ch$1,681 million). For further detail regarding the Company's non-operating results, see Note 24 to the Company's Consolidated Financial Statements.

Analysis of Operating Segment Performance 2003 versus 2002

The Company's operating results for each business unit are described in further detail below:

Wire and Cable
Year 2003 (in Ch$ million, except percentages)
	Chile	Brazil	Peru	Argentina	Optical Fiber	Inter-company	Wire & Cable Unit
Revenues	41,393	54,039	32,940	2,182	0	(20,028)	110,526
COGS	(39,683)	(50,044)	(29,653)	(1,888)	0	19,642	(101,626)
Gross Income	1,710	3,995	3,287	294	0	(386)	8,900
Gross Margin	4.1%	7.4%	10.0%	13.5%	0	1.9%	8.1%
SG&A	(2,057)	(4,287)	(1,951)	(367)	0	(1,259)	(9,921)
Operating Income	(347)	(292)	1,336	(73)	0	(1,645)	(1,021)
Operating Margin	-0.8%	-0.5%	4.1%	-3.3%	0	8.2%	-0.9%

Year 2002 (in Ch$ million, except percentages)
	Chile	Brazil	Peru	Argentina	Optical Fiber	Inter-company	Wire & Cable Unit
Revenues	40,242	70,164	32,701	1,187	2,202	(14,094)	132,402
COGS	(38,222)	(64,799)	(28,170)	(1,166)	(2,503)	13,647	(121,213)
Gross Income	2,020	5,365	4,531	21	(301)	(447)	11,189
Gross Margin	5.0%	7.6%	13.9%	1.8%	-13.7%	3.2%	8.5%
SG&A	(2,853)	(5,486)	(2,291)	(654)	(1,031)	(1,833)	(14,148)
Operating Income	(833)	(121)	2,240	(633)	(1,332)	(2,280)	(2,959)
Operating Margin	-2.1%	-0.2%	6.8%	-53.3%	-60.5%	16.2%	-2.2%

2003 versus 2002 % change
	Chile	Brazil	Peru	Argentina	Optical Fiber	Wire & Cable Unit
Revenues	2.9%	-22.9%	0.7%	83.8%	-100.0%	-16.5%
COGS	3.8%	-22.7%	5.3%	61.9%	-100.0%	-16.2%
Gross Income	-15.3	-25.5%	-27.4%	1.300%	-100.0%	-20.5%
SG&A	-27.9%	-21.8%	-14.8%	-43.8%	-100.0%	-29.9%
Operating Income	N/A	N/A	N/A	N/A	-100.0%	N/A

Revenues in the Wire and Cable business unit decreased by Ch$21,876 million, or 16.5% compared to the previous year. Lower net sales levels can be explained mainly by the exclusion of Optel, which contributed Ch$2,202 million to the 2002 consolidated revenues, a reduction of 12.9% in the consolidated volume of metallic cables, and by the impact of the appreciation of the peso against the dollar during the fiscal year. Lower volume in sales of metallic wire and cables can be explained through the decrease of 14.8% in Brazilian sales due to lower sales of aluminum bare cables to the electric sector which was partially compensated by an increase in Peruvian sales due to higher investment levels in the telecom sector, governmental investments for rural electrification and the strengthening of the demand from the construction sector. In addition, the unit's average dollar price of metallic cables increased approximately 14%, which reflected the increase in the average cost of copper during 2003.

The Company's wire and cable cost of goods sold principally consists of the costs of copper, aluminum and other raw materials used by the Company in production, labor costs for production personnel, depreciation of assets related to production and costs associated with operating and maintaining the Company's plants and equipment. Cost of goods sold decreased by Ch$19,587 million, or 16.2%, mainly as result of lower volume in sales of both metallic cables and optical fiber telecom cables. In addition, the decrease in cost of goods sold reflects the appreciation of the Chilean peso against the U.S. dollar, which was partially offset by the increase in the price of copper (the year over year average increase was 12.6% in Chilean peso terms), aluminum (the year -over year increase amounted to 3.6%). The Company's wire and cable margin declined only 0.4 percentage points, from 8.5% in 2002 to 8.1% in 2003.

The Company's selling, general and administrative expenses primarily consist of salaries of sales and administrative personnel, administrative depreciation and maintenance expenses, general expenses and expenses for transportation and services provided by third parties. Selling, general and administrative expenses fell by Ch$4,227 million, or 29.9%, primarily as a result of the Company's efforts to control costs and of the effect of the appreciation of the Chilean peso on translating the expenses of the foreign subsidiaries of the Company into Chilean pesos (a difference of Ch$1,450 million between both years).

Operating losses were reduced by Ch$1,938 million or 65.5%: from a loss of Ch$2,959 million accumulated in 2002 to a loss of Ch$1,021 million in 2003.

Brass Mills

Year 2003 (in Ch$ million, except percentages)
	Chile	Argentina	Coins	Inter-company	Brass Mills Unit
Revenues	51,080	4,048	7,163	(6,114)	56,177
COGS	(45,179)	(3,587)	(7,459)	5,996	(50,229)
Gross Income	5,901	461	(296)	(118)	5,948
Gross Margin	11.6%	11.4%	-4.1%	1.9%	10.6%
SG&A	(2,811)	(537)	(809)	(343)	(4,500)
Operating Income	3.090	(76)	(1,105)	(461)	1,448
Operating Margin	6.0%	-1.9%	-15.5%	7.5%	2.6%

Year 2002 (in Ch$ million, except percentages)
	Chile	Argentina	Coins	Inter-company	Brass Mills Unit
Revenues	46,210	3,117	10,204	(2,404)	57,127
COGS	(39,335)	(2,835)	(9,171)	2,395	(48,946)
Gross Income	6,875	282	1,033	(9)	8,181
Gross Margin	14.9%	9.0%	10.1%	0.4%	14.3%
SG&A	(5,012)	(771)	(957)	(367)	(7,107)
Operating Income	1,863	(489)	76	(376)	1,074
Operating Margin	4.0%	-15.7%	0.7%	15.6%	1.9%

2003 versus 2002 % change
	Chile	Argentina	Coins	Brass Mills Unit
Revenues	10.5%	29.9%	-29.8%	-1.7%
COGS	14.9%	26.5%	-18.7%	2.6%
Gross Income	-14.2%	63.5%	N/A	-27.3%
SG&A	-43.9%	-30.4%	-15.5%	-36.7%
Operating Income	65.9%	N/A	N/A	34.8%

In 2003, revenues remained almost flat in comparison with the previous year, decreasing Ch$950 million or 1.7% compared to 2002. This was caused principally by the appreciation of the Chilean peso against the U.S. dollar for the period, and by a 13.0% drop in volume sales of coin blanks mainly due to increasingly competitive environment in terms of price, and to the excess installed capacity within the industry once high levels of demand due to the introduction of the euro had concluded. These reductions were partially offset by an increase of 9.1% in the Chilean volume sales primarily due to market share gains as well as higher demand from the mining industry. Argentine volume sales also increased (67.0%) due to greater volumes of copper tube sales in the local market. In addition, revenues were driven by a 15.0% increase in the average U.S. dollar price, which was due to the increase in the price of copper which occurred during 2003, and continued after 2003 ended.

Cost of goods sold increased by Ch$ 1,283 million or 2.6%, which was principally a reflection of increased volume sales and an overall increase in raw material prices. The year over year increase in copper prices was 12.6% in Chilean peso terms, in aluminum prices 3.6% and in zinc prices 3.4%. The Company's Brass Mills margin declined 3.7 percentage points, from 14.3% in 2002 to 10.6% in 2003.

Selling, general and administrative expenses fell by Ch$2,607 million, or 36.7%, mainly as a result of the lower expenses of Madeco Chile due to its wide cost reduction policies.

The operating income of the Company increased by Ch$374 million, or 34.8% from 2002 to 2003. In addition, the Company's operating margin increased 0.7 percentage points, from 1.9% in 2002 to 2.6% in 2003.

Flexible Packaging

Year 2003 (in Ch$ million, except percentages)
	Chile	Argentina	Inter-company	Flexible Packaging Unit
Revenues	31,461	10,280	(4)	41,737
COGS	(26,394)	(8,775)	4	(35,165)
Gross Income	5,067	1,505	0	6,572
Gross Margin	16.1%	14.6%	0.0%	15.7%
SG&A	(2,189)	(689)	(437)	(3,315)
Operating Income	2,878	816	(437)	3,257
Operating Margin	9.1%	7.9%	0.0%	7.8%

Year 2002 (in Ch$ million, except percentages)
	Chile	Argentina	Inter-company	Flexible Packaging Unit
Revenues	30,202	10,737	0	40,939
COGS	(26,227)	(9,359)	2	(35,584)
Gross Income	3,975	1,378	2	5,355
Gross Margin	13.2%	12.8%	0.0%	13.1%
SG&A	(2,116)	(488)	(478)	(3,082)
Operating Income	1,859	890	(476)	2,273
Operating Margin	6.2%	8.3%	0.0%	5.6%

2003 versus 2002 % change
	Chile	Argentina	Flexible Packaging Unit
Revenues	4.2%	-4.3%	1.9%
COGS	0.6%	-6.2%	-1.2%
Gross Income	27.5%	9.2%	22.7%
SG&A	3.5%	41.2%	7.6%
Operating Income	54.8%	-8.3%	43.3%

Revenues in 2003 increased by Ch$798 million or 1.9% with respect to the previous year. The raise in revenues reflects an increase of 5.8% and 8.7% respectively in the volume sales in Chile and Argentina due to a significant increase in market size of both countries, and a 7% increase in the average price in dollars in Argentina between 2002 and 2003. These effects were partially offset by the appreciation of the Chilean peso in 2003.

Cost of goods sold decreased slightly by Ch$419 million, or 1.2%, reflecting increased productivity in manufacturing (11.0%), which raised as sales volumes increased. In addition, the importance of raw materials fell due to lower prices (primarily inks), depreciation expenses decreased as well as a significant fall in scrap levels of the Company in Chile (14.4%) and Argentina (23.0%).

Selling, general and administrative expenses increased by Ch$233 million, or 7.6%, principally as a result of higher sales expenses due to increased commissions in external trade, as a reflection of the increase in exports.

The unit's operating profits totaled Ch$3,257 million in 2003, an increase of 43.3%, which represents a significant improvement compared to the previous year. In addition, operating margin increased 2.2 percentage points, from 5.6% to 7.8% in 2003.

Aluminum Profiles

Year 2003 (in Ch$ million, except percentages)
	Aluminum Profiles	Curtain Walls	Inter-company	Aluminum Profiles Unit
Revenues	28,825	400	1	29,226
COGS	(21,133)	(284)	0	(21,417)
Gross Income	7,692	116	1	7,809
Gross Margin	26.7%	29.0%	0.0%	26.7%
SG&A	(3,638)	(137)	(261)	(4,036)
Operating Income	4,054	(21)	(260)	3,773
Operating Margin	14.1%	-5.3%	0.0%	12.9%

Year 2002 (in Ch$ million, except percentages)
	Aluminum Profiles	Curtain Walls	Inter-company	Aluminum Profiles Unit
Revenues	27,853	524	0	28,377
COGS	(20,724)	(366)	0	(21,090)
Gross Income	7,129	158	0	7,287
Gross Margin	25.6%	30.2%	0.0%	25.7%
SG&A	(3,228)	(140)	(264)	(3,632)
Operating Income	3,901	18	(264)	3,655
Operating Margin	14.0%	3.4%	0.0%	12.9%

2003 versus 2002 % change
	Aluminum Profiles	Curtain Walls	Aluminum Unit
Revenues	3.5%	-23.7%	3.0%
COGS	2.0%	-22.4%	1.6%
Gross Income	7.9%	-26.6%	7.2%
SG&A	12.7%	-2.1%	11.1%
Operating Income	3.9%	N/A	3.2%

Revenues in 2003 grew by Ch$849 million, or 3.0% compared to the previous year, which reflected a 2.3% increase in volume sales registered by the unit due to a significant increase of three percentage points of market share. Moreover, the Company as a consequence of its excellent service and quality of its products succeeded in the transfer of the increase in cost of raw materials to the sales price of aluminum profiles (1.2%).

Cost of goods sold increased by Ch$327 million, or 1.6%, due mainly to higher transformation costs of 3.0%, and higher aluminum profiles unit costs as a consequence of higher aluminum LME prices (5.0%) offset by lower dollar prices with respect to the Chilean peso.

Selling, general and administrative expenses increased by Ch$404 million, or 11.1% in 2003 due principally to higher sales expenses resulting from greater activity and diversification of the client base. Moreover, the Company recorded an increase in severance indemnities between June and November 2003, as well as higher marketing expenses and doubtful accounts provision.

The unit's operating income increased by Ch$118 million or 3.2% in 2003 in comparison to 2002, and operating margin remained flat at 12.9%.

Net Non-Operating Results.

  Non-Operating Income: The Company's non-operating income decreased by Ch$414 million, from Ch$2,296 million to Ch$1,882 million in 2003. The main decreases were lower financial income of Ch$472 million and lower equity in income of related companies (Ch$246 million). Those decreases were partially offset by a increase of Ch$303 million in other non-operating income, which amounted to Ch$729 million in 2003 versus Ch$426 million registered in 2002. The main differences between both years is recovery of tax benefits in foreign subsidiaries for a total of Ch$487 million, which was partially offset by the decrease of others (Ch$174 million).

  Non-Operating Expenses: Non-operating losses for 2003 decreased by Ch$16,122 million compared to the previous year: non-operating losses went from Ch$41,820 million in 2002 to Ch$25,628 million in 2003. This variation can be explained principally by a reduction in financial expenses of Ch$6,821 million compared to 2002 resulting from repayments of bank debt and bonds amounting to Ch$61,038 million, of lower interest rates due to financial restructuring, and by a favorable exchange rate affecting dollar indexed debt, which represented 16% of the total financial liabilities as of year-end of 2003.

In 2003, other non-operating expenses amounted to Ch$11,323 million compared to Ch$20,211 million the previous year. Expense levels in 2003 were due principally to the following expenses, which did not affect the cash flow of the Company:

    Ch$4,917 million in connection to provisions related to Optel. As of December 31, 2003, the direct subsidiary Metal Overseas S.A. recognized provisions for the entirety of its 50% interest in Optel in its financial results, due to the unfavorable arbitration judgment in a case that the Company had against Corning. As a result among others, the Company lost certain rights over the appointment of Optel's management and consequently its results have not been incorporated into the consolidated financial statements of the Company as of December 31, 2003.

    Ch$3,141 million related to provisions in Argentina related to revaluation of assets, provisions for pending lawsuits, and the amortization of depreciation of idle assets.

    Ch$1,680 million for provisions for obsolescence of other long-term assets.
  Price-Level Restatement: Price level restatement and translation losses for the year 2003 were Ch$10,267 million lower compared to the prior year. Profits related to price level restatement were reduced by Ch$1,726 million in 2003 compared to 2002, reflecting primarily a decrease of 62% in the annual inflation rate between the two periods. The losses due to the translation were reduced by Ch$11,993 million, mainly due to the efforts of the Company to minimize risk and fluctuations in the exchange rate, which resulted in a reduction of conversion losses of Ch$4,181 million due to the appreciation of the Chilean peso in comparison to the Brazilian Real, the Argentine Peso, and the Peruvian Sol. In addition, the bank debt in dollars held by the Company produced a Ch$9,983 million decrease in loss, and hedging costs in Brazil were reduced by Ch$1,196 million. These effects were partially offset by net assets in dollars that generated higher losses of Ch$3,367 million as a result of the aforementioned appreciation of the Chilean peso against the U.S. dollar during 2003.

Income Taxes. Income tax in 2003 amounted to Ch$1,592 million versus a credit of Ch$1,416 million in 2002. The income tax in 2003 reflect the effects of deferred taxes, which did not affect the cash flow of the Company.

Minority Interest. Minority interest in 2003 was a charge of Ch$578 million compared with a credit of Ch$2,018 million the previous year. This variation is due principally to the profits of the Company's flexible packaging unit in 2003 and to the losses of Optel in 2002.

The net loss for 2003 was Ch$16,734 million, Ch$23,833 million less than the net loss registered in the prior year. This positive change was due principally to a Ch$25,974 million reduction in non-operating losses, and to a Ch$3,413 million increase in the operating results, which were partially offset by an income tax increase of Ch$3,009 million for 2003 and by Ch$2,596 million in increased minority interest.

2002 versus 2001

Net Sales. Consolidated revenues in 2002 fell 25.0% from 2001 levels. Revenues from the Wire and Cable Unit dropped 33.4%, due to the temporary closure of the Argentine operations and lower investment activity in the telecom sector. Lower revenues at the Brass Mills Unit (-21.3%) reflected reduced levels of construction activity in Argentina, Chile and other Latin American countries, as well as the slowdown in the demand of Euro coins blanks. The reduction of Flexible Packaging revenues (-7.0%) reflected lower revenues in Argentina (-67.0% in terms of Chilean pesos) due to the crisis in the country and the devaluation of the Argentine peso, partially offset by higher sales in Chile (+25.1%) due to sales initiatives. The Aluminum Profiles revenues drop (-5.0%) reflects lower sales from the curtain wall segment (divested at the beginning of 2002) and also reflects the slowdown of new projects in the construction sector.

Cost of Goods Sold. Cost of goods sold in 2002 amounted to Ch$226,833 million, representing a 24.0% decrease versus the previous year.

Selling, General and Administrative Expenses. In 2002, selling, general and administrative expenses totaled Ch$27,969 million, a 21.8% drop versus the previous year. The reduction in selling, general and administrative expenses reflect the Company's efforts to reduce the fixed cost structure as well as the closure of the Wire and Cable and Brass Mills plants in Argentina. At year-end 2001, as a consequence of Argentina's economic environment and political instability, the Company suspended its Argentine Wire and Cable and Brass Mills production operations.

Operating Income (Loss). In 2002, the Company's operating income decreased by Ch$7,039 million from the previous year, translating into a decrease in the operating margin (from 3.2% in 2001 to 1.6% in 2002), due to the drop in total revenues, which was partially offset by a decrease of 21.8% in selling, general and administrative expenses.

Analysis of Operating Segment Performance 2002 versus 2001

The Company's operating results for each business unit are described in further detail below:

Wire and Cable
Year 2002 (in Ch$ million, except percentages)
	Chile	Brazil	Peru	Argentina	Optical Fiber	Inter-company	Wire & Cable Unit
Revenues	40,242	70,164	32,701	1,187	2,202	(14,094)	132,402
COGS	(38,222)	(64,799)	(28,170)	(1,166)	(2,503)	13,647	(121,213)
Gross Income	2,020	5,365	4,531	21	(301)	(447)	11,189
Gross Margin	5,0%	7,6%	13,9%	1,8%	-13,7%	3,2%	8,5%
SG&A	(2,853)	(5,486)	(2,291)	(654)	(1,031)	(1,833)	(14,148)
Operating Income	(833)	(121)	2,240	(633)	(1,332)	(2,280)	(2,959)
Operating Margin	-2.1%	-0.2%	6.8%	-53.3%	-60.5%	16.2%	-2.2%
Year 2001 (in Ch$ million, except percentages)
	Chile	Brazil	Peru	Argentina	Optical Fiber	Inter-company	Wire & Cable Unit
Revenues	40,741	89,308	30,855	16,432	35,717	(14,553)	198,500
COGS	(35,703)	(80,178)	(25,815)	(15,377)	(25,560)	14,191	(168,442)
Gross Income	5,038	9,130	5,040	1,055	10,157	(362)	30,058
Gross Margin	12.4%	10.2%	16.3%	6.4%	28.4%	2.5%	15.1%
SG&A	(3,519)	(6,742)	(2,308)	(2,273)	(4,411)	(871)	(20,124)
Operating Income	1,519	2,388	2,732	(1,218)	5,746	(1,233)	9,934
Operating Margin	3.7%	2.7%	8.9%	7.4%	16.1%	8.5%	5..0%

2002 versus 2001 % change
	Chile	Brazil	Peru	Argentina	Optical Fiber	Wire & Cable Unit
Revenues	-1.3%	-21.6%	5.8%	-92.8%	-93.8%	-33.4%
COGS	6.9%	-19.3%	9.0%	-92.4%	-90.2%	-28.1%
Gross Income	-60.0%	-41.6%	10.2%	98.0%	N/A	-62.8%
SG&A	-19.0%	-18.8%	-0.8%	-71.2%	-76.5%	-29.8%
Operating Income	N/A	N/A	-18.2%	N/A	N/A	N/A

Revenues dropped 33.4% from 2001 levels to Ch$132,402 million in 2002 as the result of lower demand in for telecom cables (optical fiber cables fell 88.2% and metallic cables fell 20.4%) and a change in the product mix towards lower value-added products. The decrease in revenue reflects lower sales in Argentina due to the economic crisis and the closure of the Company's plant as well as lower net sales in Brazil. Revenues in Brazil decreased by 21.6% compared to the previous year, reflecting 21.5% drop in volume sales as a result of a decrease in demand for copper telecom cables in Brazil from the second half of 2001. The uncertainty raised in Brazil by the presidential elections during the second half of 2002 also caused a slowdown of investment activity in the country.

Cost of goods sold declined by 28.1% (totaling Ch$121,213 million in 2002) due to lower sales activity, primarily in Argentina in optical fiber and copper telecom cables. Cost of goods sold in Brazil dropped by 19.3% compared to 2001. The decrease in cost of goods sold reflects lower volume sales (21.5%) and employee reductions (mainly in the telecom area), which were partially offset by an increase in the price of copper, oil and electric power, the latter as a consequence of the electric power deficit in Brazil during 2002. Cost of goods sold in Chile increased 6.9%, based on an increase in the Company's raw material cost (copper) in 2002 and the increase in the cost of polyethylene plastic coating and PVC (oil derivatives). The increase was partially offset by employee reductions, primarily in the telecom area.

Selling, general and administrative expenses decreased 29.8% (totaling Ch$14,148 million in 2002) due to personnel reductions, which started at the end of 2001 and continued through 2002. In Brazil, selling, general and administrative expenses experience an 18.8% decrease compared to 2001. The drop reflects the effects of the restructuring measures made by the Company, which caused a decrease in salary expenses, third-party services and lower maintenance expenses. The drop was partially offset by an increase in allowances for doubtful accounts to better reflect the condition of some customers of the Company. In Chile selling, general and administrative expenses experienced a 19.0% reduction with respect to 2001. Madeco Chile splits overhead and administrative expenses into two divisions: Wire and Cable and Brass Mills. The decrease in selling, general and administrative expenses in Wire and Cable also includes a reallocation of selling, general and administrative previously registered in the Chilean Brass Mills unit. When analyzing selling, general and administrative expenses for both divisions, they amount to Ch$7,865 million, a 15.1% increase compared to the Ch$6,832 million of the previous year. The increase reflects higher severance payments, allowances for doubtful accounts and fees, which were partially offset by lower salary expenses due to the above-mentioned employee reductions.

Operating results fell from a positive Ch$9,934 million in 2001 to a loss of Ch$2,959 million in 2002.

Brass Mills

Year 2002 (in Ch$ million, except percentages)
	Chile	Argentina	Coins	Inter-company	Brass Mills Unit
Revenues	46,210	3,117	10,204	(2,404)	57,127
COGS	(39,335)	(2,835)	(9,171)	2,395	(48,946)
Gross Income	6,875	282	1,033	(9)	8,181
Gross Margin	14.9%	9.0%	10.1%	0.4%	14.3%
SG&A	(5,012)	(771)	(957)	(367)	(7,107)
Operating Income	1,863	(489)	76	(376)	1,074
Operating Margin	4.0%	-15.7%	0.7%	15.6%	1.9%

Year 2001 (in Ch$ million, except percentages)
	Chile	Argentina	Coins	Inter-company	Brass Mills Unit
Revenues	51,335	11,935	14,429	(5,158)	72,541
COGS	(43,459)	(13,836)	(12,529)	5,057	(64,767)
Gross Income	7,876	(1,901)	1,900	(101)	7,774
Gross Margin	15.3%	-15.9%	13.2%	2.0%	10.7%
SG&A	(3,313)	(2,239)	(1,160)	(395)	(7,107)
Operating Income	4,563	(4,140)	740	(496)	667
Operating Margin	8.9%	-34,7%	5,1%	9.6%	0.9%

2002 versus 2001 % change
	Chile	Argentina	Coins	Brass Mills Unit
Revenues	-10.1%	-73.9%	-29.4%	-21.3%
COGS	-9.6%	-79.5%	-26.9%	-24.5%
Gross Income	-12.8%	N/A	-45.7%	5.1%
SG&A	51.1%	-65.6%	-17.6%	-0.1%
Operating Income	-59.2%	-88.2%	-89.8%	60.8%

Revenues dropped by 21.3% in 2002 totaling Ch$57,127 million. Lower revenue levels reflected a slump of Argentine sales, a drop in Chilean local demand, lower exports to the U.S. and Europe, the temporary closure of plants in Argentina, and lower sales of Euro coins blanks. In Chile, revenues decreased 10.1% due to a 12.4% decline in volume sales related to a lower demand for the product by the end of 2001 in the United States and Europe, and low activity levels in the construction sector in Chile. In addition, in 2002 low price aluminum finished goods were imported from Argentina. Therefore, local manufacturers of aluminum-based products experienced a negative impact on demand. Revenues in the coin division dropped by 29.4% versus the previous year, the result of lower volume sales (27.4%) and a decrease in average sales prices denominated in U.S. dollars, due to strong competition caused by an excess installed capacity in the coin industry. In 2000 and 2001, the industry experienced a demand upturn for coin blanks for the European market, because of the introduction of the Euro, while in 2002, the demand returned to normal levels.

Cost of goods sold dropped 24.5% from the previous year (totaling Ch$48,946 million in 2002) due to lower sales. Despite the drop in product demand, Madeco's efforts to improve productivity resulted in a 3.6% increase in gross margin (from 10.7% in 2001 to 14.3% in 2002). Cost of goods sold in Chile decreased 9.6% with respect to the previous year, reflecting lower volume sales (12.4%) and an increase in copper price, partially compensated by improvement in plant productivity and an employee reduction occurring in the second half of 2002. The decrease in costs (26.9%) in the coin division was the result of lower volume sales and a decline in the cost of raw materials for using a higher proportion of second hand materials.

Selling, general and administrative expenses dropped 0.1% (Ch$7,107 million in 2002). Operating income increased 60.8%, from Ch$661 million in 2001 to Ch$1,063 million in 2002. Chilean selling, general and administrative expenses of the Brass Mills unit increased 51.1% versus 2001. The increase in selling, general and administrative expenses of the Brass Mills unit also includes a reallocation of selling, general and administrative expenses previously registered in the Chilean Wire and Cable unit. Madeco Chile splits overhead and administrative expenses into two divisions: Wire and Cable and Brass Mills. When analyzing selling, general and administrative expenses of both divisions, they amount to Ch$7,865 million, a 15.1% increase compared to Ch$6,832 million in the previous year. The increase is originated from higher severance payments, allowances for doubtful accounts and fees, which were partially offset by lower salary expenses due to the above-mentioned employee reductions. Selling, general and administrative expenses in the coin division experienced a 17.6% decrease versus the previous year, which results from several restructuring measures aimed to adapt the Company's fixed cost structure. At the end of 2002, Madeco Chile took the administration of the coin blanks and coin producer subsidiary, so there was significant lower expenses in the administration area due to the synergies obtained.

Flexible Packaging

Year 2002 (in Ch$ million, except percentages)
	Chile	Argentina	Inter-company	Flexible Packaging Unit
Revenues	30,202	10,737	0	40,939
COGS	(26,227)	(9,359)	2	(35,584)
Gross Income	3,975	1,378	2	5,355
Gross Margin	13.2%	12.8%	0.0%	13.1%
SG&A	(2,116)	(488)	(478)	(3,082)
Operating Income	1,859	890	(476)	2,273
Operating Margin	6.2%	8.3%	0.0%	5.6%

Year 2001 (in Ch$ million, except percentages)
	Chile	Argentina	Inter-company	Flexible Packaging Unit
Revenues	28,632	15,339	0	43,971
COGS	(26,194)	(14,140)	0	(40,334)
Gross Income	(2,438)	1,199	0	3,637
Gross Margin	8.5%	7.8%	0.0%	8.3%
SG&A	(2,171)	(1,198)	(294)	(3,663)
Operating Income	267	1	(294)	(26)
Operating Margin	0.9%	0.0%	0.0%	-0.1%

2002 versus 2001 % change
	Chile	Argentina	Flexible Packaging Unit
Revenues	5.4%	-30.1%	-7.0%
COGS	-0.2%	-33.9%	-11.9%
Gross Income	62.8%	14.9%	47.0%
SG&A	-2.6%	-59.3%	-16.0%
Operating Income	594.7%	N/A	N/A

In the year 2002, revenues decreased by 7.0% (totaling Ch$40,939 million), as a consequence of lower revenues in Argentina (30.1%) due to a drop in volume sales (11.9%) reflecting the adverse economic situation in Argentina, which lowered demand for more sophisticated products, as customers have migrated to lower priced packaging products. On the other hand, revenues in Chile increased 5.4% in 2002 versus 2001, the result of a 3.8% increase in volume sales, as a consequence of concerted commercial efforts to stimulate exports in Latin America and resolution of quality and delivery challenges.

Cost of goods sold decreased 11.9% (totaling Ch$35,584 million in 2002), reflecting cost reduction measures enacted in Argentina and Chile. Cost of goods sold in Argentina decreased 33.9% in 2002 based on both lower volume sales and the fact that most production costs are indexed in Argentine pesos. Cost of goods sold in Chile dropped 0.2% compared to 2002, despite the increase in volume sales. The cost of goods sold decline derives from a more exhaustive control of scrap levels, less overtime costs, lower labor costs, an improvement in the quality of products which resulted in fewer rejected products and, productive improvement in general as a result of a program implemented by the Company in 2001.

Selling, general and administrative expenses were reduced by 16.0% (selling, general and administrative expenses totaled Ch$3,082 million in 2002), due to lower expenses in the Argentine subsidiary following the devaluation of the Argentine peso and based on the Company's cost reductions. Selling, general and administrative expenses in Chile were 2.6% lower compared to 2001, reflecting the decline in expenses after the successful austerity policy implemented, which included lower labor costs and an efficient organization of third-party costs.

Operating income amounted to Ch$2,273 million in 2002, a notable improvement from a Ch$26 million loss registered in 2001.

Aluminum Profiles

Year 2002 (in Ch$ million, except percentages)
	Aluminum Profiles	Curtain Walls	Inter-company	Aluminum Profiles Unit
Revenues	27,853	524	0	28,377
COGS	(20,724)	(366)	0	(21,090)
Gross Income	7,129	158	0	7,287
Gross Margin	25.6%	30.2%	0.0%	25.7%
SG&A	(3,228)	(140)	(264)	(3,632)
Operating Income	3,901	18	(264)	3,655
Operating Margin	14.0%	3.4%	0.0%	12.9%

Year 2001 (in Ch$ million, except percentages)
	Aluminum Profiles	Curtain Walls	Inter-company	Aluminum Profiles Unit
Revenues	24,953	4,894	(3)	29,844
COGS	(19,576)	(4,959)	2	(24,533)
Gross Income	5,377	(65)	(1)	5,311
Gross Margin	21.5%	-1.3%	33.3%	17.8%
SG&A	(3,671)	(1,013)	(120)	(4,804)
Operating Income	1,706	(1,078)	(121)	507
Operating Margin	6.8%	-22.0%	4,033.3%	1.7%

2002 versus 2001 % change
	Aluminum Profiles	Curtain Walls	Aluminum Unit
Revenues	11.5%	-89.3%	-5.0%
COGS	5.7%	-92.6%	-14.1%
Gross Income	32.4%	N/A	37.0%
SG&A	-12.2%	-86.2%	-24.5%
Operating Income	128.3%	N/A	619.5%

Revenues declined by 5.0% from the previous year (totaling Ch$28,377 million in 2002). The decrease in sales reflects the net effect of increased revenue from the aluminum profiles business (+11.5%) and the decrease in revenues from the curtain wall segment after Madeco decided to exit the business in February 2002. At the beginning of 2002, the Company decided to exit the curtain wall business segment. The operating figures reported during 2002 only reflected the completion of the Uruguayan Torre Antel project (revenues in curtain walls declined by 89.3% versus 2001). Net sales in the aluminum profiles division increased 11.5% versus 2001, despite a decline in volume sales (2.9%), due to a lower local demand and a drop in exports, resulted from an increase in the average sales price after the introduction of new lines of greater value-added products and higher spot sales of aluminum scrap.

Cost of goods sold dropped 14.1% (Ch$21,090 million in 2002) due to lower activity in the curtain wall segment and productivity improvements in the aluminum profiles business. Cost of goods sold in the profiles division increased 5.7%, the result of higher costs of raw materials. During 2001, the Company used a higher proportion of second hand materials. The increase in cost of goods sold was partially offset by a sustained increase in productivity levels.

Selling, general and administrative expenses were reduced by 24.5% (totaling Ch$3,632 million in 2002) due to the exit of the curtain wall business and the reduction of over time costs and personnel, resulted as a part of the austerity policy implemented by the Company, which implied a general decrease in expense levels.

Operating income increased notably, from Ch$507 million in 2001 to Ch$3,655 million in 2002.

Net Non-Operating Results. In 2002, non-operating losses decreased by Ch$16,000 million, from a loss of Ch$64,050 million in 2001 to a loss of Ch$48,050 million in 2002.

  's non-operating income amounted to Ch$2,296 million compared to Ch$6,132 million in 2001. Financial income dropped Ch$411 million from 2001 levels due to the decrease in interest rates. The Company recorded equity income (losses) from related companies in 2002 of Ch$284 million compared to a Ch$52 million loss in 2001, mainly due to the improvement at the Company's Peruvian affiliates (Peruplast and Techpack). Other non-operating income dropped Ch$3,836 million in 2002, as the Company sold a 25% stake in Optel during 2001.
  Non-Operating Expenses: The Company's non-operating expenses amounted to Ch$41,820 million in 2002, a drop versus Ch$56,453 million registered in 2001. Financial expenses decreased by Ch$2,816 million in 2002 from the previous year, reflecting lower interest rates during 2002, partially offset by the effect of the devaluation of the Chilean peso in the Company's debt denominated in U.S. dollars. The amortization of goodwill was reduced by Ch$376 million in 2002 from the previous year, due to lower amortization of goodwill for Optel Argentina S.A. (producer of optical fiber cables in Argentina). Other non-operating expenses were Ch$11,388 million lower in 2002 than in 2001. Non-operating expenses in 2002 included: Ch$3,285 million for the depreciation of assets, Ch$1,167 million for the provision of non-collectibles, Ch$2,162 million for allowance for valuation assets, Ch$1,461 million of allowance for valuation of other assets in Argentina, Ch$4,741 million of allowance for valuation of property, plant and equipment in Argentina and Ch$2,254 million for severance payments following the restructuring in Argentina.
  Price-Level Restatement: In 2002, the price-level restatement and translation losses were Ch$5,203 million lower than in 2001. In 2002, the Company recorded a gain resulting from price-level restatement of Ch$3,758 million, mainly because of the revaluation of inventories, versus a charge of Ch$4,118 million in 2001. In 2002, the Company registered higher losses due to the devaluation of the Argentine peso against the U.S. dollar (Ch$1,084 million), the devaluation of the Brazilian Real against the U.S. dollar (Ch$5,178 million) and a charge (Ch$2,765 million) due to increased liabilities in non-local currency (US$48 million) from the previous year. The increase of exchange rate losses were partially offset by hedging operations in Brazil (Ch$6,013 million), an increase in inventories (Ch$4,930 million), a lower price-level restatement charge (Ch$1,294 million) due to lower equity and minority interest, and a lower charge in results (Ch$947 million) due to lower bank debt denominated in UF versus 2001.

Income Taxes. Income tax decreased by Ch$1,851 million in 2002, primarily due to the effect of deferred taxes (tax losses). In 2002, the Company registered a tax income credit of Ch$1,416 million, principally due to losses from the subsidiaries Alusa, Indalum and Madeco Chile, providing tax income credit of Ch$1,185 million, Ch$142 million and Ch$996 million, respectively. This tax credit was partially offset mostly by a tax payment by Indeco (Ch$860 million).

Minority Interest. The Company registered a minority interest gain of Ch$1,333 million in 2001, versus a Ch$2,018 million gain in 2002, due to losses of Optel Ltda. and Alusa S.A.

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

Working Capital in Foreign Currencies

The Company's operating results and investments outside Chile are exposed to fluctuations of foreign currency exchange rates in part as a result of carrying working capital in local currencies. According to Chilean GAAP, the Company's financial statements are expressed in Chilean pesos as a result of the consolidation of financial statements of Chilean subsidiaries expressed in Chilean pesos and the translation of the foreign subsidiaries' financial statements expressed in the respective local currencies, restated in U.S. dollars following Chilean GAAP and converted to Chilean pesos using year-end exchange rates.

The following table presents the working capital position in local currencies as of December 31, 2003 of the Company's consolidated foreign subsidiaries. All amounts are expressed in millions of Chilean pesos.

	U.S. Dollar	R$	AR$	Sol$	Euro	Other currencies	Total
Current Assets	52,609	17,179	2,129	1,749	780	763	75,209
Current Liabilities	17,875	9,519	1,500	839	22	187	29,943
Working Capital in Local Currencies	34,733	7,660	629	910	758	576	45,265

The above table only includes the current assets and current liabilities in foreign currencies held by the Company at December 31, 2003, and does not represent the Company's total foreign currency exchange risk exposure. For additional discussion, see "Item 3. Key Information - Risk Factors" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk - Foreign Currency Exchange Rate Risk".

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

The Company accounts for these exchange-currency forwards and swaps exchange-currency contracts at quoted market prices, which are based on exchange quoted prices, adjusted for differences in local markets. Changes in the market value of all of these contracts are recognized as stated in the statement of loss. If the Company were to use different methods to estimate market value, the amount determined as fair value could differ.

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

Contingencies. The Company is a party to a number of claims and lawsuits, primarily labor claims and claims arising in the normal course of business. Although it cannot precisely predict the amount of any liability that may ultimately arise with respect to any of these matters, the Company records provisions when it considers liability to be probable and reasonably estimable. The provisions are based on historical experience and legal advice, are reviewed quarterly and are adjusted according to developments. Changes in the amount of the provisions affect the Company's consolidated statements of income.

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

U.S. GAAP Reconciliation

The principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company are adjustments for restructuring costs, the elimination of reappraisals of fixed assets, the reversal of goodwill in connection with certain business combinations, the application of equity accounting to investments in which the Company has less than a 20% ownership interest, adjustments for employee severance indemnities, impairment for long-lived assets, impairment for goodwill and the recording of deferred income taxes. See Note 36 to the Consolidated Financial Statements.

The net loss under U.S. GAAP for 2001, 2002 and 2003 was Ch$54,926 million, Ch$44,089 million and Ch$19,661 million, respectively. Under Chilean GAAP, the net loss for 2001, 2002 and 2003 was Ch$52,050 million, Ch$40,568 million and Ch$16,734 million, respectively. The main differences that result in the various adjustments for U.S. GAAP reconciliation in 2003 are: a reversal of amortization of goodwill and negative goodwill (+Ch$1,788 million), allowance for recoverable taxes (+Ch$1,519 million), reversal of extraordinary provision (+Ch$739 million) and reversal of revenue recognition (+Ch$730 million). The positive adjustments and provisions were partially offset by impairment of goodwill Ficap (-Ch$5,938 million), an adjustment to employee severance indemnities (-Ch$1,040 million), adjustment for deferred income tax provision (-Ch$504 million) and adjustment for restructuring costs and employee termination benefits (-Ch$495 million).

Total shareholders' equity under U.S. GAAP as of December 31, 2001, 2002 and 2003 was Ch$117,874 million, Ch$86,407 million and Ch$130,826 million, respectively, as compared to Ch$128,154 million, Ch$100,224 million and Ch$147,569 million, respectively, reported under Chilean GAAP for the same period. The main differences between shareholders' equity under U.S. GAAP and Chilean GAAP in 2003 are: the reversal of impairment loss (-Ch$6,022 million), impairment of goodwill Ficap (Ch$5,938 million), adjustment for deferred income tax (-Ch$5,365 million), adjustments for employee severance indemnities (-Ch$3,319 million) and the reversal of the revaluation of property, plant and equipment (-Ch$2,620 million). The negative adjustments and provisions were partially offset by the reversal of amortization differences of goodwill (+Ch$4,580 million) and adjustment for restructuring costs and employee termination benefits (+Ch$423 million).

For further details of these and other differences between Chilean GAAP and U.S. GAAP, see Note 35 to the Consolidated Financial Statements.

Liquidity and Capital Resources

The Company generally finances its activities with funds generated by its operations, short-term financing and, from time to time, long-term bond issuances and bank loans. On December 31, 2003, the Company's total financial indebtedness was Ch$179,749 million (US$302.7 million). With respect to the Company's financial bank and public debt, its total short-term financial indebtedness (including the short-term portion of long-term obligations) was Ch$49,130 million (US$82.7 million) and its total long-term financial indebtedness was Ch$98,147 million (US$165.2 million). With respect to the Company's other financial indebtedness, its short-term liabilities were Ch$18,460 million (US$31.0 million) and its long-term liabilities were Ch$14,012 million (US$23.5 million). In the Company's opinion, the working capital is sufficient for the Company's present requirements.

As further explained in the section " - The Company's Compliance with Financial Covenants and its Refinancing Plan", during the first quarter of 2003, the Company successfully completed a capital increase. The total proceeds of such capital increase were Ch$51,314 million (approximately US$70.1 million at an historic exchange rate of 731.56 Chilean pesos per U.S. dollar on March 31, 2004). With a portion of such proceeds, on March 4, 2003, the Company paid to 14 of its bank lenders 30% of the Company's outstanding short- and long-term debt held by such banks, totaling US$38.3 million. The remaining 70% of the Company's outstanding bank debt was rescheduled over a period of seven years, including a grace period of three years. In addition, on March 31, 2003 the bondholders exchanged a total of Ch$7,508 million aggregate principal amount of bonds, which the Company paid 50% in cash and 50% in shares. In addition, in April the Company pre-paid a total of US$9.9 million of bank debt. On June 10, 2003, Madeco sold 264.8 million shares that had remained unsubscribed and unpaid after completion of Madeco's capital increase in March (at approximately Ch$29 per share), resulting in proceeds to Madeco of approximately Ch$7,679 million (equal to approximately US$10.7 million at the Ch$717.4 to US$1.00 Observed Exchange Rate for June 10, 2003). In addition, on August 20, 2003, it sold in a public auction on the Santiago Stock Exchange 1,157 million shares that had remained unsubscribed and unpaid after completion of Madeco's capital increase in March (at approximately Ch$28 per share), resulting in proceeds to Madeco of approximately Ch$32,403 million (equal to approximately US$46.1 million at the Ch$702.68 to US$1.00 Observed Exchange Rate for August 20, 2003).

Short Term Financing

At December 31, 2003, the Company's total short-term financial indebtedness (excluding the short-term portion of its long-term indebtedness obligations) was Ch$16,229 million (equal to US$27.3 million at the Ch$593.80 to US$1.00 Observed Exchange Rate for December 31, 2003).

At March 31, 2004 the Company's total short-term financial indebtedness (excluding the short-term portion of its long-term indebtedness obligations) was Ch$18,118 million (equal to US$29.3 million at the Ch$616.41 to US$1.00 Observed Exchange Rate for March 31, 2004); this amount includes various short-term obligations with more than 37 different banks, 15 of them in Chile and the rest in other countries, primarily in Latin America.

The Company's total remaining short-term loans are not committed to credit lines and do not require the Company to comply with financial covenants. The Company generally uses these loans for the financing of trade transactions, working capital and other general corporate purposes. The Company experiences no seasonality of borrowing requirements.

Bonds

At December 31, 2003, the Company had two series of bonds outstanding: Series A bonds and Series C bonds, both issued locally, with a total amount outstanding at year-end 2003 of Ch$57,506 million (equal to US$96.8 million at the Ch$593.80 to US$1.00 Observed Exchange Rate for December 31, 2003).

The total amount of bonds of the Company outstanding on March 31, 2004 was Ch$58,122 million (equal to US$94.2 million at the Ch$616.41 to US$1.00 Observed Exchange Rate for March 31, 2004).

On May 1, 2004 the Company paid the outstanding amount of the Series C bond amounting to a capital of UF 1,377,000 (equal to Ch$23,227 million or US$37.2 million) and interests of UF42,045.08 (equal to Ch$709 million or US$1.2 million).

On June 15, 2004 the Company made a payment on its Series A bonds, of which UF 91,718.6 (equal to Ch$1,557 million) represented payment of principal and UF 74,559.3 (equal to Ch$1,265 million) represented payment of interest.

For the Series A bonds due 2011, in respect of which there was US$55.8 million in aggregate principal amount outstanding at March 31, 2004. The Company was in compliance with all of the financial covenants in the fourth quarter 2003 and first quarter 2004 and continues to meet all financial covenants included in these instruments.

Medium-Term and Long-Term Bank Loans

The Company's consolidated medium-term and long-term financial indebtedness with banking institutions (including the short-term portion of these loans) outstanding at December 31, 2003 was approximately Ch$72,791 million (equal to US$122.6 million at the Ch$593.80 to US$1.00 Observed Exchange Rate for December 31, 2003).

On March 4, 2003, the Company paid 30% of certain of Madeco's bank debt, pursuant to agreements with certain of its creditors banks dated December 18, 2002. This bank debt included short-, medium- and long-term indebtedness. Seventy percent of the remaining bank debt with such creditors was rescheduled over 7 years, with a grace period of 3 years. In addition, on April 9, 2003, the Company made a second payment of US$9.9 million, equivalent to 10.3% of the outstanding debt. The Company's medium-term and long-term bank debt (including the short-term portion of these loans) outstanding at March 31, 2004 was approximately Ch$74,645 million (equal to US$121.1 million at the Ch$616.41 to US$1.00 Observed Exchange Rate for March 31, 2004).

At December 31, the Company's subsidiary Armat S.A., which is engaged in the manufacture of blank coins, entered into a loan agreement with Scotiabank on August 14, 2001 in a principal amount of US$4 million in order to restructure its working capital. The facility is due on August 16, 2005. As of December 31, 2003, Armat received waivers for failure to meet one of the financial ratios under the loan agreement.

The Company's subsidiary Indalum, on December 2003 carried out a negotiation for a syndicated loan agreement with Banco de Chile, Banco de Credito e Inversiones, Banco del Estado and Banco Security, for a total amount of Ch$8,200 million. The main provisions of the loan are: a) a prohibition on guarantees; b) a maximum consolidated leverage of 1.2 times equity; c) restrictions on dividend payments to a maximum of 30% of annual net income; d) a minimum capital equivalent to UF1,630,000.

For additional discussion regarding the covenants corresponding to the Company's various credit facilities, see Note 29 to the Company's Consolidated Financial Statements. Apart from those restrictions set forth in Note 29 to the Company's Consolidated Financial Statements, there are no material restrictions, either legal or economic, that would limit our ability to transfer funds from our subsidiaries to us.

Financial Instruments Used for Hedging Purposes

For information on the Company's use of financial instruments for hedging purposes, see "Item 5. Operating and Financial Review and Prospects - A. Operating Results- Derivative Instruments and Hedging Activities", and Note 28 to the Company's Consolidated Financial Statements.

Contractual Obligations and Commercial Commitments

The following table summarizes the Company's financial obligations, their expected maturities as of December 31, 2003 and the effect such obligations are expected to have on the Company's liquidity and cash flow in the periods indicated:

Contractual Obligations Due by Period (in Ch$ million)
Contractual Obligations	Total	< 1 year	1-3 years	3-5 years	> 5 years
Short-Term Debt	16,914	16,914	0	0	0
Long-Term Debt	130,297	32,216	9,192	43,333	45,555
Capital Lease Obligations	7,241	806	1,350	836	4,249
Operating Leases	59	56	3	0	0
Other Long-Term Obligations	862	366	495	0	0
Severance Indemnities	1,699	799	154	49	696
Total Contractual Obligations	157,071	51,158	11,194	44,219	50,500

At December 31, 2003, the Company had standby letters of credit amounting to Ch$3,305 million with a number of lending institutions. The majority of these contingent commitments could be payable within the upcoming 12 month period. Additionally, the Company had extended a guarantee amounting to Ch$4,011 million.

As of March 31, 2003, the Company's subsidiary Armat had an obligation for deferred customs duties arising on the import of capital goods within the purview of Decree Law No.1,226 of 1985 and Law No.18,634 of 1987. Those obligations mature between April 2002 and October 2005.

Liquidity

As of March 31, 2004, after completion of the Company's capital increase, the Company had Ch$24,469 million in cash, time deposits and marketable securities. The Company's total indebtedness, including accrued interest, amounted to Ch$201,072 million. Short-term indebtedness included Ch$18,118 million of short-term obligations to banks and financial institutions, Ch$5,630 million of the current portion of long-term bank debt, Ch$27,704 million of the current portion of long-term debt to the public, Ch$692 million in other loans, Ch$19,779 million in various accounts and notes payable and Ch$551 million in payables to related parties. Long-term indebtedness (excluding the current portion thereof) included Ch$69,015 million of long-term obligations to banks, Ch$30,418 million of long-term obligations to the public, Ch$6,411 million of long-term accounts and notes payable and Ch$7,412 million of payables to related parties.

As of December 31, 2003, the Company had Ch$24,144 million in cash, time deposits and marketable securities. The Company's total indebtedness, including accrued interest, amounted to Ch$196,168 million. Short-term indebtedness included Ch$16,229 million of short-term obligations to banks and financial institutions, Ch$5,308 million of the current portion of long-term bank debt, Ch$26,908 million of the current portion of long-term debt to the public, Ch$685 million in other loans, Ch$17,980 million in various accounts and notes payable and Ch$479 million in payables to related parties. Long-term indebtedness (excluding the current portion thereof) included Ch$67,483 million of long-term obligations to banks, Ch$30,598 million of long-term obligations to the public, Ch$6,622 million of long-term accounts and notes payable and Ch$7,456 million of payables to related parties.

As of December 31, 2002, the Company had Ch$7,836 million in cash, time deposits and marketable securities. The Company's total indebtedness, including accrued interest, amounted to Ch$268,190 million. Short-term indebtedness included Ch$79,800 million of short-term obligations to banks and financial institutions, Ch$59,242 million of the current portion of long-term bank debt, Ch$5,543 million of the current portion of long-term debt to the public, Ch$50 million in other loans, Ch$19,726 million in various accounts and notes payable and Ch$6,313 million in payables to related parties. Long-term indebtedness (excluding the current portion thereof) included Ch$9,157 million of long-term obligations to banks, Ch$64,153 million of long-term obligations to the public, Ch$6,784 million of long-term accounts and notes payable and Ch$1,454 million of payables to related parties.

Cash Flow

At December 31, 2003, the Company had cash and cash equivalents totaling Ch$5,421 million versus Ch$7,836 million at December 31, 2002 and Ch$4,625 million at December 31, 2001.

The Company's cash flows from operating, investing and financing activities, as reflected in the Consolidated Financial Statements of Cash Flows, are summarized in the following table:

Cash Flow	2001	2002	2003
Cash provided by (used in):
Operating activities	6,428,076	12,524,333	(5,683,322)
Financing activities	(5,503,436)	(3,207,690)	33,378,214
Investing activities	(3,602,015)	(5,610,222)	(30,512,490)
Effect of inflation on cash	(1,723,556)	(495,398)	402,403
Net change in cash and cash equivalents	4,625,265	5,421,093	7,836,288

The Company's principal capital requirements are to finance working capital of its normal operations, as well as capital expenditures to modernize and increase the efficiency of its machines. Madeco expects that it will have sufficient resources from operations to fund Madeco's currently anticipated capital expenditures and working capital needs. The amount of resources obtained from operations may be affected, however, by a variety of factors. See "Item 3. Key Information - Risk Factors".

The following table summarizes the Company's assets as well as the scheduled maturities of the Company's debt as of December 31, 2003:
	At December 31, 2003 (in Ch$ million)
	Expected Maturity Date
	2004	2005	2006	2007	2008	2009 & beyond	TOTAL	FAIR VALUE
ASSETS
Fixed Rate
Time Deposits (US$)	1,571	0	0	0	0	0	1,571	1,571
Average Interest Rate (%)	1.05%						1.05%
Time Deposits (Non-Indexed Ch$)	1,100	0	0	0	0	0	1,100	1,100
Average Interest Rate (%)	2.64%						2.64%
Time Deposits (U.F.)	19,063	0	0	0	0	0	19,063	19,063
Average Interest Rate (%)	2.00%						2.00%
Time Deposits (BRL)	58	0	0	0	0	0	58	58
Average Interest Rate (%)	10.0%						10.0%
Marketable securities (Non-Indexed Ch$)	314	0	0	0	0	0	314	314
Average Interest Rate (%)	2.52%						2.52%
Other assets (Non-Indexed Ch$)	2,952	0	0	0	0	0	2,952	2,952
Average Interest Rate (%)	2.79%						2.79%
Other assets (US$)	6,152	0	0	0	0	0	6,152	6,152
Average Interest Rate (%)	2.10%						2.10%
V
DEBT
Fixed Rate
Bank Debt (US$)	1,466	0	0	0	0	0	1,466	1,466
WAIR (%) (1)	3.94%						3.94%
Bank Debt (UF)	1,551	0	0	0	0	0	1,551	1,525
WAIR (%)	6,74%						6,74%
Bank Debt (Non-Indexed Ch$)	5,508	0	0	0	0	0	5,508	5,508
WAIR (%)	5.87%						5.87%
Bank Debt (Other currencies)	158	76	0	0	0	0	234	234
WAIR (%)	17.00%	17.00%					17.00%
Bank Debt (BRL)	5,630	0	0	0	0	0	5,630	5,630
WAIR (%)	22.44%						22.44%
Bonds (UF)	26,908	3,509	3,763	4,036	4,329	14,961	57,506	57,848
WAIR (%)	6.33%	7.25%	7.25%	7.25%	7.25%	7.25%	6.82%
Accounts payable (U.S.)	3,637	0	0	0	0	0	3,637	3,637
WAIR (%)	0.00%						0.00%
Accounts payable (Non-Indexed Ch$)	4,983	0	0	0	0	0	4,983	4,983
WAIR (%)	0.00%						0.00%
Accounts payable (U.F.)	44	0	0	0	0	0	44	44
WAIR (%)	0.00%						0.00%
Accounts payable (EUR)	22	0	0	0	0	0	22	22
WAIR (%)	0.00%						0.00%
Accounts payable (ARS)	253	0	0	0	0	0	253	253
WAIR (%)	0.00%						0.00%
Accounts payable (SOL)	41	0	0	0	0	0	41	41
WAIR (%)	0.00%						0.00%
Accounts payable (other currencies)	6	0	0	0	0	0	6	6
WAIR (%)	0.00%						0.00%
Notes Payable (US$)	5,544	66	0	0	0	0	5,610	5,617
WAIR (%)	0.00%	10.39%					0.12%
Notes Payables (BRL)	1,796	0	0	0	0	0	1,796	1,796
WAIR (%)	0.00%						0.00%
Notes Payables (ARS)	2	0	0	0	0	0	2	2
WAIR (%)	0.00%						0.00%
Notes payables ((Non-Indexed Ch$)	1,010	0	0	0	0	0	1,010	1,010
WAIR (%)	0.00%						0.00%
Sundry Creditors (US$)	180	137	39	0	0	0	356	358
WAIR (%)	7.79%	9.00%	10.70%				8.57%
Sundry Creditors (UF)	2	0	0	0	0	0	2	2
WAIR (%)	0.00%						0.00%
Sundry Creditors (ARS)	13	0	0	0	0	0	13	13
WAIR (%)	0.00%						0.00%
Sundry Creditors (BRL)	47	0	0	0	0	0	47	47
WAIR (%)	0.00%						0.00%
Sundry Creditors (Non-Indexed Ch$)	101	1,292	405	893	0	3,790	6,481	6,504
WAIR (%)	0.00%	5.90%	6.20%	6.20%		6.20%	6.04%
Sundry Creditors (Peruvian soles)	298	0	0	0	0	0	298	298
WAIR (%)	0.00%						0.00%
Due to related companies (Non-Indexed Ch$)	384	0	0	0	0	0	384	384
WAIR (%)	0.00%						0.00%
Due to related companies (US$)	31	0	0	0	0	0	31	31
WAIR (%)	0.00%						0.00%
Due to related companies (UF)	63	0	0	0	0	0	63	63
WAIR (%)	0.00%						0.00%
Accrued expenses (Non-Indexed Ch$)	3,276	280	18	32	0	696	4,301	4,477
WAIR (%)	0.00%	0.40%	7.00%	7.00%		6.45%	1.15%
Accrued expenses (US$)	1,756	50	0	0	0	0	1,805	1,805
WAIR (%)	0.00%	0.00%					0.00%
Accrued expenses (UF)	415	135	96	169	0	1,740	2,554	2,638
WAIR (%)	0.00%	4.30%	7.00%	7.00%		7.00%	5.72%
Accrued expenses (BRL)	1,887	432	0	0	0	0	2,319	2,319
WAIR (%)	0.00%	0.00%					0.00%
Accrued expenses (SOL)	475	0	0	0	0	0	475	475
WAIR (%)	0.00%						0.00%
Accrued expenses (ARS)	838	327	0	0	0	0	1,165	1,165
WAIR (%)	0.00%	0.00%					0.00%
Accrued expenses (Other currencies)	23	11	0	0	0	0	34	34
WAIR (%)	0.00%	0.00%					0.00%
Dividends payable (Non-Indexed Ch$)	32	0	0	0	0	0	32	32
WAIR (%)	0.00%						0.00%
Current portion of other liabilities (UF)	685	0	0	0	0	0	685	685
WAIR (%)	5.86%						5.86%
Unearned income (Non-Indexed Ch$)	1,542	0	0	0	0	0	1,542	1,542
WAIR (%)	0.00%						0.00%
Unearned income (BRL)	26	0	0	0	0	0	26	26
WAIR (%)	0.00%						0.00%
Unearned income (ARS)	29	0	0	0	0	0	29	29
WAIR (%)	0.00%						0.00%
Other liabilities (Non-Indexed Ch$)	109	0	0	0	0	0	109	109
WAIR (%)	0.00%						0.00%
Other liabilities (BRL)	159	0	0	0	0	0	159	159
WAIR (%)	0.00%						0.00%
Other liabilities (ARS)	366	1,505	0	0	0	0	1,871	1,871
WAIR (%)	0.00%	0.00%					0.00%
Variable Rate
Bank Debt (US$)	5,261	3,067	1,260	2,520	2,520	8,600	23,227	23,177
Interest Rate Based on	LIBOR	LIBOR	LIBOR	LIBOR	LIBOR	LIBOR	LIBOR
WAIR (%)	5.19%	3.90%	3.41%	3.41%	3.41%	3.41%	3.88%
Bank Debt (UF)	1,963	1,526	4,494	7,435	13,992	21,994	51,405	49,686
Interest Rate Based on	Tab	Tab	Tab	Tab	Tab	Tab	Tab
WAIR (%)	5.85%	6.75%	3.73%	3.09%	4.38%	2.62%	3.51%
Due to related companies (UF)	0	0	0	0	0	7,456	7,456	6,894
Interest Rate Based on						Tab+1.75%	Tab+1.75%
WAIR (%)						2.59%	2.59%

(1) WAIR = Weighted Average Interest Rate

Capital Expenditures

At the Annual Shareholders' Meeting held on April 27, 2004, the Investment and Financing Policy for the current year was approved. The policy includes that the Company's investment levels shall be at the levels necessary to maintain its business and operations.

The Company's capital expenditure plans amount to Ch$17,058 million for the period 2004 to 2006, and are broken down as follows:

Business Unit	2004	2005-2006	Total
Wire and Cable	1,337	4,648	5,984
Brass Mills	605	1,412	2,017
Flexible Packaging	2,418	5,858	8,276
Aluminum Profiles	353	428	781
Total	4,712	12,346	17,058

Wire and Cable Unit. The Company's expected investments for the Wire and Cable business unit include a total Ch$5,984 million over the next three years, including a new ERP system in Brazil and a new enameling plant to increase the production of magnetic wires in Brazil.

Brass Mills Unit. The Company's investment plans for the Brass Mills unit amount to Ch$2,017 million in order to improve efficiencies.

Flexible Packaging Unit. Planned capital expenditures for the Company's Flexible Packaging unit total Ch$8,276 million which includes a new polyethylene extrusion machine and several minor investments in order to improve product quality and process efficiency.

Aluminum Profiles Unit. Planned capital expenditures for the Aluminum unit amount to Ch$781 million and primarily include a new line to process 7.4 mt profiles.

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

If necessary, Madeco intends to provide or actively participate in obtaining financing (whether equity, debt or a combination thereof) to support the planned future capital expenditures and expansion of its principal businesses. The amounts and terms of any such debt or equity financing for Madeco will depend, among other things, on the terms and conditions of financing available to its businesses from third parties and international capital markets, as well as Madeco's ability to substantially and timely complete its refinancing plan.

Research and Development, Patents and Licenses

The Company does not own any patents, licenses to technology, copyright or other intellectual property, nor is it involved in any research and development. In addition, the Company has not spent any money on research and development during the three year period immediately preceding the date of this Annual Report.

Trends

In 2003, Madeco underwent a debt restructuring process and a capital increase. Proceeds obtained from the capital increase were used to reduce indebtedness and increase in working capital, resulting in a significant improvement in the Company's capital structure. In addition, Madeco has taken measures to improve the profitability of its production and commercial operations in its main markets. The Company believes that these steps will improve its results from operations. However, to date Madeco's results continue to be affected by a reduction in investment levels in the main markets in which it operates, and at this time it cannot be determined when or if a recovery of its main markets may occur.

Wire and Cables

In Chile the Company expects that growth in the industry will be driven by increased demand from the expansion of both highway infrastructure across the country and the subway network, which will be partially offset by the stagnation of demand within the mining industry due to the uncertainties provoked by the possibility of Chilean legal reform related to mining royalties. In Brazil the Company anticipates growth in the wire and cable industry size driven by an increase in aluminum cables (energy sector) demand. In Peru, the Company expects an increase of growth rates mainly due to the growth of telecom and building wire demand. For 2005, the Company expects certain levels of uncertainty in demand due to the Peruvian presidential elections at the beginning of 2006. In Argentina, the Company expects a slight recovery of its market share based on competitive pricing and a complete mix of products, despite the fact that there is an excess of installed capacity within the industry. Madeco is currently attempting to participate more actively in the commercialization of specialty cables, which are higher value added products, such as cables for industrial use and for the shipping industry.

PBS

In Chile, the Company expects for 2004 and 2005 an increase in demand for copper tubes in line with the growth of the country's GDP. Despite this, the Company expects the Chilean demand for copper bars to decrease significantly due to the inexistence of other major mining projects that in the previous period demanded significant quantities of copper bars. In Argentina, the Company expects the construction sector to continue its recovery as investments are focused on the construction market due to higher return rates on investments. In addition, the Company expects that the durable goods sector will also continue its recovery based on a competitive exchange rate where imports are substituted by local production.

Flexible Packaging

In the Chilean flexible packaging industry segment, management expects better results than in previous years; however, smaller companies have started to invest in flexographic machinery, which will cause an excess of installed capacity within this segment. In 2004, the Company will focus its growth expectations towards the export market. This is due to the development of new value added products, including more complex flexible packaging products where the Company can obtain higher margins due to lower levels of competition. The main objective markets are Ecuador, Mexico and the introduction of exports to the United States.

In Argentina, the Company expects the market to continue its recovery trend. Supermarket sales are expected to grow at slow rates but sectors where there are significant competitive advantages, such as, petfood and where local and foreign companies have started important growth plans in order to increase their production capacity will continue to show high growth rates.

Aluminum Profiles

Market conditions in this segment have improved externally and internally. The Company expects that this scenario will have a positive impact in growth during the second half of 2004. However, the Company believes that its market share will decrease in 2004 due to imports at marginal costs.

Off-Balance Sheet Arrangements

The Company did not have any off-balance sheet arrangements as of December 31, 2003.

ITEM 6. Directors, Senior Management and Employees

Directors

The following table sets out the current membership of the Board of Directors and each member's position on the Board, year of birth, year of initial election to the Board, and other directorships:

Director	Position	Born	First Elected	Other Directorships
Guillermo Luksic Craig (1) (6)	Chairman	1956	1984	Chairman, Compañia Cervecerias Unidas S.A. Chairman, Compañia Telefonica del Sur S.A. Chairman, Quiñenco S.A. Director, Banco de Chile(2) Director, Empresas Luchetti S.A.
Jean-Paul Luksic Fontbona (1) (6)	Vice-Chairman	1964	1985

Chairman, Compañia Minera El Tesoro S.A.

Chairman, Minera Los Pelambres Ltda.

Chairman, Minera Michilla S.A.

Vice-Chairman, Antofagasta Plc.

Vice-Chairman, Antofagasta Railway Company Plc.

Director, Antofagasta Minerals S.A.

Director, Quiñenco S.A.

Andronico Luksic Craig (1)	Director	1954	1980	Vice-Chairman, Banco de Chile(3) Vice-Chairman, Quiñenco S.A. Director, Compañia Cervecerias Unidas S.A. Director, Empresas Luchetti S.A.
Hernan Büchi Buc	Director	1949	1994

Chairman, Empresas Luchetti S.A.

Director, Quiñenco S.A.

Director, Soquimich S.A.

Director, Falabella S.A.

Director, Pilmaiquen S.A.

Director, P y S S.A.

Director, Alto Palermo S.A.

Advisor, Compañia Cervecerias Unidas S.A.

Alessandro Bizzarri Carvallo (4)	Director	1961	2000	Director, Agricola El Peñon S.A. Director, Editorial Trineo S.A. Director, Inversiones y Bosques S.A. CEO, Comatel S.A.
Eugenio Valck Varas (4) (5)	Director	1949	2001	Director, Empresas Iansa S.A. Director (substituting), Entel S.A. Director, Cintac S.A. Director, VK Consultores S.A.
Felipe Joannon Vergara (4) (6)	Director	1959	2001	Director (substituting), Entel S.A. Director, Habitaria S.A. Director, Hoteles Carrera S.A.
Oscar Ruiz-Tagle Humeres (6)	Honorary Chairman	1920	1970	Chairman, Comatel S.A.

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

Senior Management

On October 2002, the Board of Directors designated as Madeco's new Chief Executive Officer Mr. Tiberio Dall'Olio, an executive who has multiple years of experience in the cable manufacturing industry. Mr. Jorge Tagle was appointed as Madeco's new Chief Financial Officer and Mr. Julio Córdoba was named Madeco Chile's Director of Operations.

The following table sets out the current executive officers of the Company and each officer's position, the month and year since each officer holds the position and the month and year in which each officer joined the Company:

Executive Officers	Position	Position Held Since	Joined Madeco
Tiberio Dall'Olio	Chief Executive Officer	Oct. 2002	Oct. 2002
Jorge Tagle	Chief Financial Officer	Oct. 2002	Oct. 2002
Hernan Zarama	Commercial Manager	Oct. 2002	Oct. 2002
Enrique Sotomayor	Legal Counsel and Secretary of the Board (1)	Sep. 1974	Sep. 1974
Julio Cordoba	Director of Operations Chile	Oct. 2002	Oct. 2002
Giampiero Genesini	Director of Operations Brazil	Oct. 2002	Oct. 2002
Marcelo Valdivia	Business Unit Manager: Flexible Packaging	Feb. 2002	July 1986
Mario Puentes	Business Unit Manager: Aluminum Profiles	Oct. 1999	Oct. 1999

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

Jorge Tagle (born 1969). Mr. Jorge Tagle has served as Chief Financial Officer of Madeco S.A. since October 2002. His previous work experience includes: Quiñenco S.A. (1999-2002), Corpgroup (1998-1999), Citicorp (1994-1996) and Soquimich (1993-1994).. He received his degree in Civil Industrial Engineering from the University Catolica and his MBA from the Wharton School of the University of Pennsylvania.

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

Compensation

For the year ended December 31, 2003, the aggregate amount of compensation paid by the Company to all directors was Ch$103 million and to all executive officers was Ch$3,084 million. The Company does not disclose to its shareholders or otherwise make public information as to the compensation of its individual executive officers. The Company does not maintain any pension plans or retirement programs for its directors or executive officers.

On April 24, 2003, the Board granted each of Tiberio Dall'Olio, Julio Córdoba Zawadsky, Jorge Tagle Ovalle, Giampiero Genesini and Hernán Zarama Muñoz the option to purchase, 101,193,180 common shares, 20,238,636 common shares, 20,238,636 common shares, 20,238,636 common shares and 20,238,636 common shares, respectively, each at an exercise price of Ch$24 (the exercise price of the common shares in the aggregate equals the shares approved for this purpose as part of the capital increase approved at the Extraordinary Shareholders' Meeting held on November 14, 2002), exercisable between September 30, 2004 and November 30, 2004.

Additionally, the Manager of the Aluminum Profiles business unit of the Company has a Performance Bond. The Manager shall be paid an amount according to the performance of Indalum at year end after deducting the aggregate amount of payments throughout the year (prepayment of Ch$2 million monthly installments).

Each year, the Board of Directors submits a proposal regarding compensation of its members to the shareholders, who generally approve the Board's proposal at the annual ordinary shareholders' meeting. The following table sets forth the total compensation paid by the Company and its subsidiaries to each director of the company for services rendered in 2003 in thousands of Chilean pesos:

Director	2003
Guillermo Luksic Craig (1)	1,879
Andronico Luksic Craig (1)	749
Jean-Paul Luksic Fontbona (1)	940
Hernan Büchi Buc	20,219
Alessandro Bizzarri Carvallo	6,473
Felipe Joannon Vergara	9,485
Eugenio Valck Varas	6,473
Oscar Ruiz-Tagle Humeres (2)	57,080
Total	103,298

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

Audit Committee

According to Chilean Corporations Law, the boards of directors of corporations whose market capitalization reaches or exceeds UF1.5 million (as of May 31, 2004, approximately US$39.9 million) shall designate an audit committee (the "Audit Committee"). If the market capitalization falls below this threshold, there is no obligation to designate an Audit Committee. However, corporations which do not reach the threshold may voluntarily assume Audit Committee obligations, in which case they shall strictly follow the provisions of the Law.

The Audit Committee, as defined and mandated under the Chilean Corporations Act, does not satisfy the Audit Committee requirements of Rule 10A-3 under the Exchange Act and certain additional requirements under NYSE Rule 303A, with which the Company will be required to comply by July 31, 2005.

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

The members of the Audit Committee shall be remunerated. The amount of such remuneration shall be established annually by the shareholders, taking into consideration the duties that the Audit Committee members shall perform. The remuneration of the members of the Company's Audit Committee is UF15 (as of May 31, 2004, approximately US$399) per Audit Committee meeting.

The shareholders shall determine the budget of the Audit Committee and those of its advisors, and the Audit Committee shall be allowed to request the recruitment of professionals to fulfill its duties, within the limits imposed by the budget. The activities of the Audit Committee and its expenses, including its advisors', shall be included in the annual report and conveyed to the shareholders. The budget of the Company's Audit Committee and its advisors is UF2,000 per year (as of May 31, 2004, approximately US$53,263).

General Summary Of Significant Differences With Regard To Corporate Government Standards.

The following paragraphs provide a brief, general summary of significant differences between corporate government practices followed by Madeco pursuant to its home-country rules and those applicable to U.S. domestic issuers under New York Stock Exchange ("NYSE") listing standards.

Composition of the board of directors; independence. The NYSE listing standards provide that listed companies must have a majority of independent directors and that certain board committees must consist solely of independent directors. Under NYSE rule 303A.02, a director qualifies as independent only if the board affirmatively determines that such director has no material relationship with the company, either directly or indirectly. In addition, the NYSE listing standards enumerate a number of relationships that preclude independence.

Under Chilean law there is no legal obligation to have independent directors. However, Chilean law establishes a number of principles of general applicability designed to avoid conflicts of interests and to establish standards for related party transactions. Specifically, directors elected by a group or class of shareholders have the same duties to the company and to the other shareholders as the rest of the directors, and all transactions with the company in which a director has interest, either personally (which includes the director's spouse and certain relatives) or as a representative of a third party, require prior approval by the board of directors and must be entered into on market terms and conditions. Furthermore, such transactions must be reviewed by the Directors' Committee (as defined below) and disclosed at the next meeting of shareholders. Pursuant to NYSE rule 303A.00, Madeco may follow Chilean practices and is not required to have a majority of independent directors.

Committees. The NYSE listing standards require that listed companies have a Nominating/Corporate Governance Committee, a Compensation Committee and an Audit Committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified by the listing standards.

Under Chilean law, the only board committee that is required is the Audit Committee, composed of three members, such committee having a direct responsibility to (a) review the company's financial statements and the independent auditors' report and issue an opinion on such financial statements and report prior to their submission for shareholders' approval, (b) make recommendations to the board of directors with respect to the appointment of independent auditors and risk rating agencies, (c) review transactions in which directors have an interest and transactions between affiliated companies, and issue a report on such transactions, (d) review the Chief Executive Officer's ("CEO") and principal executive officers, compensation policies and plans and (e) perform other duties as defined by the company's charter, by the general shareholders' meeting or by the board. A director who is a member of the Audit Committee is "independent" if, subtracting the votes of the controlling shareholder and its affiliates from the total number of votes given in favor of such director, he or she would have been nevertheless elected. Directors elected with the votes of the controlling shareholder and its affiliates may constitute the majority of the Audit Committee if there are not enough independent directors on the board.

However, pursuant to NYSE Rule 303A.06, Madeco must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act and the additional requirements under NYSE Rule 303A by July 31, 2005. Therefore, the company must establish an independent audit committee and a written audit committee charter addressing the audit committee's purpose and responsibilities by July 31, 2005.

Shareholder approval of equity-compensation plans. Under NYSE listing standards, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions. An "equity-compensation plan" is a plan or other arrangement that provides for the delivery of equity securities of the listed company to any employee, director or other service provider as compensation for services.

Under Chilean law, if previously approved at an extraordinary shareholders' meeting, up to ten percent of a capital increase in a publicly traded company may be set aside to fund equity-compensation plans for the company's employees and/or for the employees of the company's subsidiaries. Pursuant to NYSE rule 303A.00, as a foreign issuer, Madeco may follow Chilean practices and is not required to comply with the NYSE listing standards with respect to shareholder approval of equity-compensation plans.

Corporate Governance Guidelines. The NYSE listing standards provide that listed companies must adopt and disclose corporate governance guidelines with regard to (a) director qualifications standards; (b) director responsibilities; (c) director access to management and independent advisors; (d) director compensation; (e) director orientation and continuing education; (f) management succession; and (g) annual performance evaluation of the board.

Chilean law does not require that such corporate governance guidelines be adopted. Director responsibilities and access to management and independent advisors are directly provided for by applicable law. Director compensation is approved by the annual meeting of shareholders pursuant to applicable law. As a foreign issuer, Madeco may follow Chilean practices and is not required to adopt and disclose corporate governance guidelines.

Code of Business Conduct and Ethics. The NYSE listing standards require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

Madeco has adopted a code of business conduct and ethics that applies generally to all of its executive officers and employees. A copy of the code of ethics is filed as an exhibit to this annual report.

Executive Sessions. To empower non-management directors to serve as a more effective check on management, NYSE listing standards provide that non-management directors of each company must meet at regularly scheduled executive sessions without management.

Under Chilean law, the office of director is not legally compatible with that of a company officer in publicly traded companies. The board of directors exercises its functions as a collective body and may partially delegate its powers to executive officers, attorneys, a director or a board commission of the company, and for specific purposes to other persons. As a foreign issuer, Madeco may follow Chilean practices and is not required to comply with the NYSE listing standard for executive sessions.

Certification Requirements. Under the NYSE listing standards, Section 303A.12(a) requires that each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards and Section 303A.12(b) requires that each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of Section 303A.

As a foreign private issuer, Madeco is required to comply with Section 303A.12(b), but is not required to comply with the certification requirements set forth in Section 303A.12(a).

Employees

The following table breaks down the Company's total number of employees by country at December 31, 2001, 2002 and 2003 as well as at March 31, 2004:

Total Number of Employees
Country	Dec 31, 2001	Dec 31, 2002	Dec 31, 2003*	March 31, 2004
Chile	1,919	1,696	1,705	1,777
Brazil	735	648	516	527
Peru	241	253	255	274
Argentina	397	175	233	254
Bolivia	20	16	16	13
Uruguay	3	0	0	0
Total	3,315	2,788	2,725	2,845

* Figures differed from the Company's annual report due to the exclusion of Optel's figures

At December 31, 2003, a total of 1,192 employees, or 43.7% of the Company's total workforce, were represented by labor unions, which represent their members in collective bargaining negotiations with the Company. Additionally, the Company had a total of 375 temporary employees who were hired for specific time periods to satisfied short-term needs. Management's relationship with the labor unions representing our employees is generally good.

Between December 31, 2001 and March 31, 2004, the Company reduced its total workforce 14.2%, or by 470 persons. During the 1999 - 2003 period, the Company implemented a series of restructuring measures in response to the continued unfavorable economic conditions within the region. As a consequence of Argentina's deep economic recession, in early 2002, the Company closed the production operations of its Argentine subsidiary Decker-Indelqui. Also in 2002, the Company made the strategic decision to focus solely on the fabrication of aluminum profiles and exit the complementary curtain wall business segment. In August 2002, it was decided to restructure some administrative patterns in the Company's Armat subsidiary in order to improve the productivity in those subsidiaries. As part of this plan, as of January 2003, Madeco Chile is in charge of the administrative tasks of the coin blank producer subsidiary. From August 2002 to April 30, 2003, the employees were reduced by 45 people, equal to 22.2% of total workforce. In 2004 the investing company in charge of the production of optical fiber due to a negative ruling decreased its personnel in 50% for the period December 2003 to March 2004. To date there are only 13 employees both in Chile and Argentina.

The Company does not maintain any pension fund or retirement program for its employees and has no liability for the performance of governmental pension plans or any governmental pension payments to employees.

The following tables and discussion provide further information regarding the Company's total human resources by business unit at December 31, 2001, 2002 and 2003 as well as at March 31, 2004:

	Executives	Professionals	Employees	Total

December 31, 2001
Wire and Cable and Brass Mills	39	279	1,898	2,216
Flexible Packaging	11	33	574	618
Aluminum Profiles	11	73	397	481
Madeco Consolidated	61	385	2,869	3,315

December 31, 2002
Wire and Cable and Brass Mills	35	264	1,534	1,833
Flexible Packaging	9	31	552	592
Aluminum Profiles	8	36	319	363
Madeco Consolidated	52	331	2,405	2,788

December 31, 2003
Wire and Cable and Brass Mills	23	231	1,609	1,863
Flexible Packaging	9	30	551	590
Aluminum Profiles	8	30	234	272
Madeco Consolidated	40	291	2,394	2,725

March 31, 2004
Wire and Cable and Brass Mills	23	235	1,670	1,928
Flexible Packaging	9	30	550	589
Aluminum Profiles	8	31	289	328
Madeco Consolidated	40	296	2,509	2,845

Wire and Cable and Brass Mills. The following table sets forth the Company's human resources at December 31, 2003 for the Wire and Cable and Brass Mills business units. The employees are broken down by employee category and country.

Wire and Cable and Brass Mills Units: Employees at December 31, 2003
	Executives	Professionals	Employees	Total
Chile	14	136	870	1,020
Brazil	3	61	452	516
Peru	4	31	220	255
Argentina	2	3	67	72
Total	23	231	1,609	1,863

In Chile, the Company had 1,020 permanent employees; in addition, it had 81 temporary employees. A total of 633 employees were represented by six labor unions. In 2001, Madeco-Chile and Armat entered into three-year collective bargaining agreements with their respective unions. The last work stoppage in Madeco-Chile was in February 1993 and lasted 10 days. Armat's last work stoppage was in 1991 and lasted 12 days.

In Brazil, the Company had 516 permanent employees, of which 172 were represented by two labor unions, Metalurgicos do Rio de Janeiro and Metalurgicos de Campinas. Collective bargaining in Brazil is done on a statewide basis rather than on an industry-wide basis or on a company-by-company basis. Each year, the unions negotiate with their respective municipal governments to reach an agreement. In 2003, the Company hire 40 temporary employees. The Company's last work stoppage in Brazil was in October 1997, lasting four days and involving 54 employees; currently, the Company considers its relations with all its employees to be good.

In Peru, the Company had 255 permanent employees and the Company also had 37 temporary employees in 2003. In April 2000, the Peruvian operation's labor union was dissolved due to the good relationship between the Company and its employees. The Company has experienced no strikes in Peru since 1993.

In Argentina, the Company had 72 permanent employees and did not hire any temporary employee. A total of one employee was represented by one labor union. In Argentina, there have been several work stoppages since the Company's acquisition of Indelqui in 1990 but were due to strikes called by nation-wide labor federations and were unrelated to conditions at the Company's operations. The last work stoppage was in 1999 and involved 301 employees.

Flexible Packaging. The following table sets forth the Company's human resources at December 31, 2003 for the Flexible Packaging unit. The employees are broken down by employee category and country.

Flexible Packaging Unit: Employees at December 31, 2003
	Executives	Professionals	Employees	Total
Chile	7	22	400	429
Argentina	2	8	151	161
Total	9	30	551	590

In Chile, the Company had 429 permanent employees and 150 temporary employees. A total of 240 employees were represented by four labor unions. In 2003, the Company entered into a three-year collective bargaining agreement with the four unions. The last work stoppage was in August 1998, lasting 20 days and involving 130 employees.

In Argentina, the Company had 161 permanent employees and 9 temporary employees. In 2003, the Company did not have unionized employees.

Aluminum Profiles. The following table sets forth the Company's human resources at December 31, 2003 for the Aluminum Profiles unit. The employees are broken down by employee category and country.

Aluminum Unit: Employees at December 31, 2003
	Executives	Professionals	Employees	Total
Chile	7	28	221	256
Bolivia	1	2	13	16
Total	8	30	234	272

The Aluminum Profiles division had 256 permanent employees in Chile and 16 employees in Bolivia. Moreover, the Company had 58 temporary Chilean employees. In Chile, a total of 143 employees were represented by two unions; the Company's current collective bargaining agreement is in effect from May 2002 for a two-year period. The last work stoppage was in October 1999, lasting 10 days and involving 131 employees.

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

In Brazil, permanent employees are entitled to a percentage of their salary based on the number of months worked, as well as a payment of 1.33 times the employee's salary in case of any pending vacations and a payment of 40% of the amount the employee has contributed to the Fondo Guarantia Por Tiempo Servicio (Guaranteed Funds for Service Time, or "FGTS").

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

Employees in Brazil, who retire receive a government payment both from FGTS and from the Instituto Nacional de Seguridad Social (National Institute of Social Security). The Company has no liability for the performance of the pension plans or any pension payments to be made to the employees.

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

The only compensation program is the one detailed above in "-Compensation". The Company does not have any other stock option or other programs involving our employees in the capital of the Company.

ITEM 7. Major Shareholders and Related Party Transactions

Major Shareholders

Madeco's only outstanding voting securities are its shares of Common Stock. The following table sets forth certain information concerning ownership of Madeco's Common Stock as of May 31, 2004 with respect to each shareholder known to Madeco to own more than 5% of the outstanding shares of Common Stock and with respect to the percentage of Madeco's Common Stock owned by all directors and executive officers of Madeco as a group:

Shareholder	Number of shares owned	% Ownership
Quiñenco S.A. and related parties(1)	2,275,267,133	55.22%
Bolsa Electronica de Chile Bolsa de Valores	484,416,368	11.76%
Banchile Corredores de Bolsa	318,582,347	7.73%
Directors, Executive Officers and related parties as a group (2)	2,813,800	0.068%

(1) Madeco S.A. is controlled by the open stock corporation Quiñenco S.A. (NYSE:LQ), which is indirectly controlled by members of the Luksic family. Quiñenco S.A. directly owns 48.2485% (1,987,880,493 shares) of the Common Stock of Madeco S.A., and indirectly owns 6.9746% (287,359,836 shares) through Inversiones Rio Grande. In total, Quiñenco directly and indirectly owns 55.2231% (2,275,240,329 shares). Additionally, shares of Madeco's Common Stock are held by two related entities: 18,286 shares (0.0004%) are owned by Inversiones Consolidadas Ltda., which is related to Andronico Luksic Craig and his family, and 5,398 shares (0.0001%) are owned by Inversiones Carahue S.A, which is related to Paola Luksic Fontbona. Shares of Madeco's Common Stock are also held by natural persons who are members of the Luksic family: 3,010 shares (0.00007%) are owned by Andronico Luksic Abaroa and 110 shares (0.000003%) are owned by Nicolas Luksic Puga. The total ownership, combining Quiñenco's direct and indirect holdings as well as the holdings of related entities and Luksic family members, is 55.2237% (2,275,267,133 shares).

(2) Excludes the 2,275,267,133 shares owned directly and indirectly by Quiñenco S.A as well as the other aforementioned investment entities related to the Luksic family and Luksic family members.

As of the date of this Annual Report, members of the Luksic Group, which consists of Mr. Andrónico Luksic Sr. and his sons, Andrónico Luksic Craig, Guillermo Luksic Craig and Jean Paul Luksic Fontbona, beneficially own approximately 82.4% of the outstanding shares of common stock, without par values of Quiñenco and thereby control the Company. Guillermo Luksic, Andrónico Luksic and Jean Paul Luksic are all directors on the Company's Board of Directors.

Control by the Luksic Group is exercised through the Luksic Group's control of Inversiones Antofagasta Ltda., Ruana Copper A.G. Agencia Chile, Inversiones Consolidadas S.A., Sociedad Inmobiliaria y de Inversiones Río Claro Ltda. and Inversiones Salta S.A. (collectively, the "Principal Shareholders"), which are the Luksic Group companies that hold shares of Quiñenco. Although there are no formal agreements as to the voting or disposition of shares known to Madeco, Madeco believes that the members of the Luksic Group generally consult with each other regarding actions to be taken by shareholders of Madeco. Consequently, the Luksic Group has the power to elect a majority of the Company's directors and to determine the outcome of substantially all matters to be decided by a vote of shareholders.

The Company's shareholders have identical voting rights. To the knowledge of the Company, there are no arrangements the operation of which may result in a change in control of the Company.

Madeco's majority shareholder is Quiñenco S.A., which, through its direct and indirect interests in the Company, beneficially owns an aggregate of 55.22% of the outstanding shares (2,275,240,329 shares) of Common Stock. Six members of the Company's Board of Directors are representatives of the Quiñenco Group, including the Chairman of the Board. In April 2001, the Company increased its board from six to seven members; the new director represents the minority shareholders. The entire Board of Directors was reelected at the Annual Shareholders' Meeting held on April 26, 2002, for a three-year period pursuant to the Company's bylaws.

The following table shows the total number of shares authorized and paid as of December 31, 2001, 2002 and 2003:

	2001	2002	2003
Common Stock (number of shares authorized and paid)	386,000,000	405,511,028	4,120,088,408

The following table includes each of the Company's shareholders that had an ownership interest exceeding 1.0% at December 31, for the years 2001, 2002 and 2003, demonstrating the significant changes in ownership percentages during the past three years:

Shareholder	December 31, 2001		December 31, 2002		December 31, 2003
Quiñenco S.A.	216,586,608	56.11%	216,626,195	53.42%	2,275,124,453	55.22%
Bolsa Electrónica de Chile Bolsa de Valores	551,516	0.14%	4,009,134	0.99%	365,839,732	8.88%
Banchile Corredores de Bolsa S.A.	5,142,183	1.33%	14,316,962	3.53%	238,905,148	5.80%
The Bank of New York	22,323,830	5.78%	11,967,330	2.95%	143,913,630	3.49%
Bolsa de Comercio de Santiago Bolsa de Valores	3,006,231	0.78%	4,883,687	1.20%	101,931,074	2.47%
A.F.P. Provida S.A.	14,699,223	3.81%	11,521,748	2.84%	97,119,432	2.36%
A.F.P. Santa Maria S.A.	7,105,547	1.84%	7,105,547	1.75%	87,618,279	2.13%
Celfin Gardeweg S.A. Corredores de Bolsa	2,619,645	0.68%	10,870,790	2.68%	75,452,187	1.83%
Larrain Vial S.A. Corredores de Bolsa	5,831,865	1.51%	9,578,602	2.36%	52,260,708	1.27%
Corp Corredores de Bolsa	827,538	0.21%	4,554,907	1.12%	27,013,965	0.66%
Santiago Corredores de Bolsa Ltda.	826,994	0.21%	4,314,577	1.06%	21,476,284	0.52%
Inversiones Almeria S.A.	5,235,753	1.36%	5,235,753	1.29%	5,235,753	0.13%
A.F.P. Cuprum S.A.	6,037,698	1.56%	N/A	N/A	1,155,336	0.03%
Compass Group Chile S.A.	4,304,251	1.12%	4,940,743	1.22%	N/A	N/A
A.F.P. Habitat S.A.	9,817,026	2.54%	N/A	N/A	N/A	N/A
Others	81,635,608	21.15%	99,594,187	24.56%	627,042,427	15.22%

On March 31, 2003, the Company completed its financial restructuring process. The process included a capital increase and a refinancing plan with the Company banks creditors. See  "Item 5: Operating and Financial Review and Prospects - The Company's Compliance with Financial Covenants and its Refinancing Plan" for further information about the said capital increase.

As of May 31, 2004, The Bank of New York, as depositary for Madeco's ADS facility, was the record owner of 86,542,630 shares of Common Stock in the form of 865,426 ADSs. These ADSs represented 2.10% of the total number of issued and outstanding shares at such date. The ADSs are issued pursuant to a deposit agreement dated June 7, 1993, as amended (the "Depositary Agreement"), among the Company, the Bank of New York as depositary (the "Depositary") and the holders from time to time of the American Depositary Receipts ("ADSs") evidencing the ADSs issued pursuant to the Depositary Agreement. It is not practicable for Madeco to determine the portion of its common stock or ADSs beneficially owned by U.S. persons.

Related Party Transactions

Under the Chilean Corporations Law, a corporation may not enter into a contract or agreement in which a director has a direct or indirect interest without prior approval by the Board of Directors, and only if the terms of the conflicting interest transaction are similar to those of an arm's length transaction.

The Board of Directors' Audit Committee is required by Chilean law to examine all documentation concerning (i) contracts or agreements in which directors have an interest and (ii) transactions between related or affiliated companies, and report their findings at the Board of Director meetings. For further discussion regarding Chilean law as it pertains to the Audit Committee's responsibilities and regulations regarding related party transactions, see "Item 6. Directors, Senior Management and Employees - Board Practices - Audit Committee".

If the conflicting interest transaction involves a "material amount," the Board of Directors is required to produce a statement declaring in advance that the conflicting interest transaction is similar in its terms to an arm's length transaction. A conflicting interest transaction is deemed to involve a "material amount" if the amount involved is both greater than UF2,000 (as of May 31, 2004, approximately US$53,263) and exceeds 1% of the consolidated assets of the corporation, or if the amount exceeds UF20,000 (as of May 31, 2004, approximately US$532,631) regardless of the size of the corporation.

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

Although the Company generally does not provide or receive long-term debt financing to or from other entities within Madeco (except in connection with bank loans on arm's length terms in the ordinary course of business from the Company's former banks), the Company has occasionally in the past and expects in the future to advance funds and receive advances of funds from other companies under the common control of the Quiñenco Group where required to meet short-term liquidity requirements. These loans have been on a short-term unsecured basis at market rates of interest and, in the case of loans made by the Company to affiliated companies, require the prior approval of Madeco's Board of Directors pursuant to the requirements of the Chilean Corporations Law relating to open stock corporations such as Madeco. The outstanding amounts of such loans made by the Company to affiliated companies during the years ended December 31, 2001, 2002 and 2003 were not material to Madeco, individually or in the aggregate. In addition, the Company has from time to time in the past made loans and advances to affiliated companies and to strategic investors and their affiliates to provide financing resources in connection with acquisitions of assets and other transactions. Such loans and advances have generally been made on a secured basis at market rates of interest. See Note 7 to the Consolidated Financial Statements.

The Company also provides goods and services in commercial transactions in the ordinary course of business to affiliated companies. In connection with such transactions, the Company from time to time extends unsecured credit on terms substantially similar to those available to other customers purchasing goods and services in similar quantities.

Except for the transaction described below, none of the transactions carried out during 2001, 2002 and 2003 between the Company and related parties were deemed to have been material to the Company and/or to the related party.

In December 2000, the Company signed a loan agreement with Quiñenco S.A. for an amount totaling UF355,790 (as of May 31, 2004, approximately US$9.5 million). In October 2002, the Company signed a new loan agreement with Quiñenco for an amount totaling UF84,879 (as of May 31, 2004, approximately US$2.3 million). The total amount outstanding as of December 31, 2003 was Ch$7,519 million. The loan has an annual interest rate equivalent to the tasa activa bancaria (Chilean inter-bank rate, or "TAB") plus 1.75%. As part of the restructuring of its financial obligations, Madeco S.A. refinanced the debt with Quiñenco S.A., changing the capital payment from April 2003 to March 2010.

Interests of Experts and Counsel

Not applicable

ITEM 8. Financial Information

Consolidated Statements and Other Financial Information

Identification of Financial Statements and Other Financial Information

See "Item 18. Financial Statements"

Export Sales

The tables below show export sales from each of the Company's business units and their division components, in tons and in revenues. In each case, sales are also shown as a percentage of the total for the corresponding division or business unit:

Export (1) Volume Sales
	2001		2002		2003
	Volume	% total	Volume	% total	Volume	% total
Metallic Cable (in tons (2))	15,013	19.8%	12,976	21.5%	10,271	19.1%
Optical Fiber Cable (in kms)	49,046	8.8%	59,799	91.4%	0	0.0%
Wire and Cable (in equivalent tons)(3)	16,128	18.2%	14,335	23.2%	10,271	19.1%
Pipes Bars and Sheets (in tons)	19,236	59.8%	16,164	62.7%	15,923	58.2%
Coins (in tons)	4,653	99.2%	3,490	97.4%	2,914	97.6%
Brass Mills (in tons)	23,889	64.9%	19,654	67.0%	18,837	62.1%
Flexible Packaging (in tons)	888	6.3%	1,371	9.9%	1,730	11.8%
Aluminum Profiles (in tons)	1	0.0%	74	0.7%	0	0.0%
Total (in equivalent tons)	40,900	27.3%	35,434	30.8%	30,838	28.2%

Export (1) Revenues
	2001		2002		2003
	Ch$ million	% total	Ch$ million	% total	Ch$ million	% total
Metallic Cable	19,920	12.2%	18,138	13.9%	14,217	12.9%
Optical Fiber Cable	2,924	8.4%	1,872	84.0%	0	0.0%
Total Wire and Cable	22,836	11.5%	20,010	15.1%	14,217	12.9%
Pipes Bars and Sheets	30,939	53.0%	25,963	55.3%	25,852	52.4%
Coins	13,035	92.4%	8,886	87.6%	6,171	90.8%
Brass Mills	43,974	60.6%	34,849	61.0%	32,023	57.0%
Flexible Packaging	3,245	7.4%	4,418	10.8%	5,062	12.1%
Aluminum Profiles	590	2.0%	1,400	4.9%	1,118	3.8%
Total	70,645	20.5%	60,677	23.4%	52,420	22.1%

(1) Exports for the Metallic cables consist of all sales to customers in any country other than Chile, Brazil, Peru and Argentina. Exports for the Optical Fiber cables consist of all sales to customers in any country other than Brazil and Argentina. Exports for the PBS division of the Brass Mills unit consist of all sales to customers in any country other than Chile or Argentina. Exports for the Coins division of the Brass Mills unit consist of all sales to customers in any country other than Chile. Exports for the Flexible Packaging unit consist of all sales to customers in any country other than Chile or Argentina. Exports for the Aluminum unit consist of all sales to customers in any country other than Chile, Peru, Bolivia, Uruguay and Argentina. For the description of volume sales measurement for metallic cable see footnote (2).

(2) Volume sales for the Wire and Cable unit include only metal. Figures presented above differ from those presented in the Company's Annual Report on Form 20-F for the year 2002 as a result of a change in measuring volume sales. While volume sale calculations previously included metal and insulating materials, the Company is now including only metal used in the production of its wire and cable products.

(3) Total volume sales for the Wire and Cable unit includes sales of both metallic and optical fiber cable products. Optical fiber volume sales have been converted to tons, using the conversion rate: 1 ton = 44 kms.

Wire and Cable. In 2003, export sales for the Wire and Cable unit amounted to 10,271 equivalent tons, or 19.1% of the unit's volume sales. In revenue terms, exports amounted to Ch$14,217 million, representing 12.9% of the unit's total revenues. Export products primarily included copper wire rod, copper energy cables, building wire and copper telecom cable, all of which were destined principally to other Latin American countries, USA and Mexico.

PBS. In 2003, exports of the PBS division of the Brass Mills unit amounted to 15,923 tons, or 58.2% of total volume sales. Export volumes decreased as a percentage of the total volume sale from 62.7% in 2002 to 58.2% in 2003, as the Company installed capacity is mainly used to satisfy local demand which is more profitable than export sales. Export revenues as a percentage of the PBS division's total revenues amounted to 53.0%, 55.3% and 52.4% for the years 2001, 2002 and 2003, respectively. Many of the Company's pipe, bar and sheet products meet the highest international quality standards and its customers include large multinational companies in Europe, the United States and other Latin American countries.

Coins. In 2003, export volume sales amounted to 2,914 tons and represented 97.6% of the coins division's total volume sales. The coins division's principal customers are central banks and coin mints around the world, with export sales revenues consistently representing around 95% of the division's total figures.

Flexible Packaging. In 2003, export volume sales amounted to 1,730 tons or 11.8% of the Flexible Packaging unit's total volume sales. Export sales as a percentage of total sales both in tons and in revenues represent between 6% and 12% of the unit's total sales for the past three years. Principal export customers for the Flexible Packaging unit are in other Latin American countries. The Company does not expect to generate a significantly greater percentage of its sales than it currently does from the export markets in the future.

Aluminum Profiles. Export sales for the aluminum unit include sales made to customers in countries other than Chile, Peru, Bolivia, Uruguay and Argentina. In 2003, Madeco exported 3.8% of its revenues of aluminum profile products and the Company does not expect to generate significant revenues from export sales in the future.

Legal Proceedings

On June 27, 2002, Madeco announced that it had been notified by Corning Inc. (Madeco's joint venture partner in Optel), of its desire to liquidate the joint venture. Madeco believed that Corning was attempting to unjustifiably terminate the agreements with Madeco and filed an arbitration suit against its partner to resolve this dispute.

Corning filed a counterclaim against the Company in which it requested, among other things, that Corning be permitted to terminate its joint venture agreements with the Company, alleging that Optel is effectively bankrupt.

On November 11, 2003 the Company was informed of the resolution of the arbitration concerning its dispute with Corning.  The arbitral decision provided for the termination of the Investment Agreement governing the joint venture, and as a result among others i) Madeco lost certain rights regarding the appointment of Optel's management (consequently, the subsidiary was not consolidated into the December 31, 2003 financial statements) and ii) lost its right to exercise a put option to sell its Optel shares to Corning for approximately US$18 million between January 2004 and December 2005. In addition, the decision obliges the Company to agree to the liquidation of Optel on Corning's request. As a consequence of this unfavorable ruling, the Company recognized provisions of Ch$4,917 million in the fourth quarter of 2003 in order to reflect the value of its 50% equity share in Optel and costs associated with the ruling.

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

The Company does not believe that the outcome of any of its outstanding litigation will have a material adverse effect on the Company's financial condition or results of operations.

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

The Company's current dividend policy authorizes distribution of cash dividends in an amount equal to 50% of the Company's net income under Chilean GAAP for the previous year. The Board of Directors has the authority to decide whether the dividend will be paid in several payments or in a lump sum. The Company's dividend policy is subject to amendment by reason of changes in Chilean law, capital requirements, economic results and/or other factors. See "Item 3. Key Information - Risk Factors".

Dividends are paid to all of the shareholders of record on the fifth business day (including Saturday) preceding the date set for payment of the dividend. Holders of record of ADSs are entitled to dividends declared for each applicable period. The dividend amounts and the aggregate amount of such dividends per share of Common Stock and per ADS for the period between 1999 and 2003 are shown in "Item 3. Key Information - Selected Financial Data". No dividend payments have been made by the Company since May 1999.

Generally, shareholders who are not Chilean residents must register as foreign investors under one of the foreign investment regimes provided for by Chilean law in order to be entitled to the payment outside Chile, through the Formal Exchange Market of dividends, sale proceeds and other amounts with respect to their shares. Under the Foreign Investment Contract, the Depositary, on behalf of the ADS holders, is granted access to the Formal Exchange Market to convert cash dividends from Chilean pesos to U.S. dollars and to pay such dollars to ADS holders outside Chile. Dividends paid in respect of shares of Common Stock, including to holders of ADSs who are not Chilean residents, are subject to Chilean withholding tax. See "Item 10. Additional Information -Taxation".

Significant Changes

See "Item 4. Information on the Company - History and Development of the Company - Recent Developments".

ITEM 9. The Offer and Listing

Offer and Listing Details

The shares of the Company's Common Stock are currently traded on the Santiago Stock Exchange and the Bolsa Electronica de Chile, an electronic over-the-counter trading system.

Shares of Madeco's Common Stock also trade in the United States on the New York Stock Exchange Inc. (NYSE) since May 28, 1993 in the form of American Depositary Shares ("ADSs") under the symbol "MAD". Since May 12, 2003, each ADS represents 100 shares of Common Stock of the Company.

For the periods indicated, the table below sets forth the low and high closing sales prices of Madeco's Common Stock in Chilean pesos on the Santiago Stock Exchange. The table also includes for the same periods the low and high closing sales prices of the ADSs in U.S. dollars on the NYSE.

	Santiago Stock Exchange		NYSE
	Low	High	Low	High
Years	(Ch$ per Share) (1)		(US$ per ADS)
1999	325.0	640.0	6.38	12.25
2000	270.0	810.0	4.50	15.94
2001	170.0	370.0	2.25	6.50
2002	24.5	175.0	0.25	2.80
2003	17.0	57.5	0.25	8.85

Quarters
2002
First Quarter	95.0	175.0	1.30	2.80
Second Quarter	41.5	95.0	0.55	1.40
Third Quarter	30.0	54.7	0.30	0.85
Fourth Quarter	24.5	35.5	0.25	0.50
2003
First Quarter	21.9	31.0	0.35	0.49
Second Quarter	17.0	38.5	0.25	5.25
Third Quarter	26.0	38.0	3.65	5.70
Fourth Quarter	37.0	57.5	5.65	8.85
2004
First Quarter	35.5	47.0	5.70	9.40
Second Quarter through May 31	40.0	45.8	5.65	7.40

Months
December 2003	47.0	53.7	7.75	8.75
January 2004	51.0	40.0	6.50	9.40
February 2004	41.0	47.0	6.89	7.81
March 2004	35.5	43.4	5.70	7.51
April 2004	40.0	45.8	6.40	7.40
May 2004	40.3	43.30	5.65	6.85

(1) Chilean pesos per share of Common Stock reflect the price at the trade date and have not been restated to constant real pesos.

On June 25, 2002, the Company was notified of its non-compliance with NYSE requirements for continued listing as a consequence of the price of Madeco's shares, which was below US$1.00 over a consecutive 30-trading-day period.

On December 31, 2002, NYSE informed the Company that it was also not in compliance with NYSE's continued listing standard requiring an average market capitalization of not less than US$15 million over a 30-trading-day period.

On January 10, 2003, NYSE informed the Company that NYSE's Listing and Compliance Committee had approved Madeco's proposed courses of action to resolve its non-compliance with NYSE's listing criteria. Madeco successfully completed its capital increase and indebtedness restructuring in the first quarter 2003. As a result of its capital increase and restructuring, Madeco's market capitalization is above NYSE's minimum market capitalization requirement.

On May 2003, the Company implemented a share to ADS ratio change which became effective on May 12, 2003. The ratio of shares to ADS changed from 1 ADS = 10 shares of common stock to 1 ADS = 100 share of common stock. This ratio change, together with the capital increase discussed above were implemented by Madeco to attempt to comply with the NYSE's continuing listing requirements.

On May 21, 2003 NYSE informed the Company that as a result of actions taken to meet the minimum security price and minimum market capitalization continued listing requirements, the Company regained compliance with both requirements. There can be no assurance that the Company will meet the NYSE continued listing requirements in the future.

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

If the conflicting interest transaction involves a "material amount," the Board of Directors is required to produce a statement declaring in advance that the conflicting interest transaction is similar in its terms to an arm's length transaction. A conflicting interest transaction is deemed to involve a "material amount" if the amount involved is both greater than UF2,000 (as of May 31, 2004, approximately US$53,263) and exceeds 1% of the assets of the corporation, or if the amount exceeds UF20,000 (as of May 31, 2004, approximately US$532,631) regardless of the size of the corporation.

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

Ownership Threshold

Madeco's bylaws do not contain any ownership threshold above which shareholder ownership must be disclosed. For a description of the ownership thresholds mandated by Chilean law, See "- Rights, preferences and restrictions regarding shares".

Changes in Capital

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

The first of these agreements is an amended and Restated Loan Agreement, dated as of December 18, 2002, among Madeco S.A. as Borrower, and Bank Of America, N.A. together with Bankboston N.A., Nassau Branch as Lenders.

The second of these agreements is an amended and Restated Loan Agreement, dated as of December 18, 2002, among Madeco S.A. as Borrower, and the Bank Lenders (Citibank, N.A., Agencia en Chile, Scotiabank Sud Americano, Banco de Chile, Dresdner Bank Lateinamerika, Banco del Estado de Chile, Banco de Credito e Inversiones, Corpbanca, Banco Bice, Banco Santander-Chile, Bankboston, N.A., Sucursal en Chile, Banco Security and Banco del Desarrollo).

Exchange Controls

The Central Bank of Chile (the "Central Bank") is responsible for, among other things, monetary policies and exchange controls in Chile. See "Item 3. Key Information - Exchange Rates". Foreign investments can be registered with the Foreign Investment Committee under Decree Law No. 600 - registration which grants the investor access to the Formal Exchange Market - or with the Central Bank of Chile under Chapter XIV of the Central Bank Foreign Exchange Regulations.

Effective April 19, 2001, the Central Bank abrogated the then existing Chapter XXVI of the Central Bank Foreign Exchange Regulations ("Chapter XXVI"), which addressed issuances of ADSs by a Chilean company, and issued an entirely new set of Foreign Exchange Regulations (the "2001 Foreign Exchange Regulations"), virtually eliminating all the restrictions and limitations that had been in force up to that date. The 2001 Foreign Exchange Regulations were based upon the general principle that foreign exchange transactions can be done freely in Chile by any person, notwithstanding the power conferred by law to the Central Bank of imposing certain restrictions and limitations on such transactions.

With the issuance of the 2001 Foreign Exchange Regulations, the approval by the Central Bank required for access to the Formal Exchange Market was replaced with the requirement of disclosure of the relevant transactions to the Central Bank. However, some foreign exchange transactions, notably foreign loans, capital investment or deposits, continued to be subject to the requirement of being effected through the Formal Exchange Market.

The 2001 Foreign Exchange Regulations, among others, eliminated the following restrictions:

(1) prior authorization by the Central Bank for the entry of capital in connection with foreign loans, investment, capital contribution, bonds and ADSs;

(2) prior authorization by the Central Bank for the remittance of capital in connection with repatriation of capital, dividends and other benefits related to capital contributions and investment, and prepayment of foreign loans;

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

Effective March 1, 2002, the Central Bank has abrogated the then existing Central Bank Foreign Exchange Regulations, i.e. the 2001 Foreign Exchange Regulations, and issued an entirely new set of Foreign Exchange Regulations (the "New Regulations"), thereby continuing the liberalization of the foreign exchange regulations. As the 2001 Foreign Exchange Regulations, the New Regulations are also based upon the general principle that foreign exchange transactions can be done freely in Chile by any person, notwithstanding the power conferred by law to the Central Bank of imposing certain restrictions and limitations on such transactions.

The New Regulations also require the disclosure of the relevant transaction to the Central Bank and that some foreign exchange transactions, notably foreign loans, capital investments or deposits, be effected through the Formal Exchange Market.

The issuance of ADSs by a Chilean company remains subject to the rules contained in Chapter XIV. These rules were partly amended in the New Regulations, which allow the use of proceeds from a foreign credit, deposit, investment or capital contribution directly abroad, i.e., without delivering the currency into Chile. The direct use abroad of the proceeds of a foreign credit, deposit, investment or capital contribution remain subject to the obligation of informing the Central Bank of the transaction.

The New Regulations have also simplified the forms required to provide the information to the Central Bank, so as to reduce the time needed to effect foreign exchange transactions by foreign investors in Chile.

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

A Foreign Investment Contract was entered into among the Central Bank, the Company and the Depositary pursuant to Article 47 of the Central Bank Act and Chapter XXVI. According to Chilean law, a contract is ruled by the law in effect at the time of the execution of the contract. Therefore, the Foreign Investment Contract entered into among the Central Bank, the Company and the Depositary is ruled by the foreign exchange regulations in force before April 19, 2001, among which is Chapter XXVI.

Absent the Foreign Investment Contract, under Chilean exchange controls in force until April 19, 2001, investors would not have been granted access to the Formal Exchange Market for the purpose of converting Chilean pesos to U.S. dollars and repatriating from Chile amounts received in respect of deposited shares or shares withdrawn from deposit on surrender of ADSs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares and any rights with respect thereto). In December 1999, amendments were introduced in Chapter XXVI whereby, among other things, the Central Bank was authorized to reject applications under such regulations without expression of cause. In resolving on such applications, the Central Bank was required to take into account the situation of the balance of payments and the stability of the capitals account. However, the Central Bank was authorized to require certain conditions to the applicants prior to resolving on the applications. In April 2000, Chapter XXVI was again amended in order to incorporate, in addition to shares issued by Chilean corporations, quotes of investment funds as eligible to be converted into ADSs. Chapter XXVI did not require delivery of a new application in case of the entry of U.S. dollars intended for the acquisition of shares not subscribed by the shareholders or by the transferees of the options to subscribe the shares.

Under Chapter XXVI and the Foreign Investment Contract, the Central Bank agreed to grant to the Depositary, on behalf of ADR holders, and to any non-Chilean resident investor who withdrew Shares upon surrender of ADSs (such Shares being referred to herein as "Withdrawn Shares") access to the Formal Exchange Market to convert Chilean pesos to U.S. dollars (and to remit such dollars outside of Chile) in respect of Shares represented by ADSs or Withdrawn Shares, including amounts received as (a) cash dividends, (b) proceeds from the sale in Chile of Withdrawn Shares (subject to receipt by the Central Bank of a certificate from the holder of the Withdrawn Shares (or from an institution authorized by the Central Bank) that such holder's residence and domicile were outside Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm established in Chile) that such Withdrawn Shares had been sold on a Chilean exchange), (c) proceeds from the sale in Chile of pre-emptive rights to subscribe for and purchase additional Shares, (d) proceeds from the liquidation, merger or consolidation of the Company and (e) other distributions, including, without limitation, those resulting from any recapitalization, as a result of holding Shares represented by ADSs or Withdrawn Shares. Access to the Formal Exchange Market in the case of (a), (b), (c) and (d) above would be available for only five working days following the sale of the shares on the stock exchange. Transferees of Withdrawn Shares would not be entitled to any of the foregoing rights under Chapter XXVI unless the Withdrawn Shares were redeposited with the Custodian. Investors receiving Withdrawn Shares in exchange for ADSs would have the right to redeposit such Shares in exchange for ADSs, provided that certain conditions to redeposit were satisfied. For a description of the Formal Exchange Market, see "3A Exchange Rates". Alternatively, according to the amendments introduced to Chapter XXVI in December 1999, in case of Withdrawn Shares and their subsequent sale in a stock exchange, the Chilean peso proceeds obtained thereby could be converted into U.S. dollars in a market different from the Formal Exchange Market within five business days from the date of the sale.

Chapter XXVI provided that access to the Formal Exchange Market in connection with the sale of Withdrawn Shares or distributions thereon would be conditioned upon receipt by the Central Bank of a certification by the Depositary or the Custodian, as the case might have been, that such Shares had been withdrawn in exchange for delivery of the pertinent ADSs and receipt of a waiver of the benefits of the Foreign Investment Contract with respect thereto (except in connection with the proposed sale of the Shares) until such Withdrawn Shares were redeposited. Chapter XXVI also provided that access to the Formal Exchange Market in connection with dividend payments was conditioned on certification by the Company to the Central Bank that a dividend payment had been made. The provision contained in Chapter XXVI that established that access to the Formal Exchange Market in connection with dividend payments was conditioned on certification by the Company to the Central Bank that any applicable tax had been withheld was eliminated on November 23, 2000.

Chapter XXVI and the Foreign Investment Contract provided that a person who brought foreign currency into Chile, including U.S. dollars, to purchase Shares entitled to the benefit of the Foreign Investment Contract was required to convert such foreign currency into Chilean pesos on the same date and had five banking business days within which to invest in Shares in order to receive the benefit of the Foreign Investment Contract. If such person decided within such period not to acquire Shares, such person could access the Formal Exchange Market to reacquire foreign currency, provided that the applicable request was presented to the Central Bank within seven banking days of the initial conversion into pesos. Shares acquired as described above could be deposited in exchange for ADSs and receive the benefit of the Foreign Investment Contract, subject to receipt by the Central Bank of a certificate from the Depositary that such deposit had been effected and that the related ADSs had been issued and receipt by the Custodian of a declaration from the person making such deposit waiving the benefit of the Foreign Investment Contract with respect to the deposited Shares.

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

Access to the Formal Exchange Market under any of the circumstances described above was not automatic. Pursuant to Chapter XXVI, such access required approval of the Central Bank based on a request presented through a banking institution established in Chile within five business days from the occurrence of any of the events described in letters (a), (b), (c) and (d) above. Pursuant to the Foreign Investment Contract, if the Central Bank had not acted on such request within seven banking days, the request would be deemed approved.

Under current Chilean law, the Foreign Investment Contract cannot be changed unilaterally by the Central Bank. No assurance can be given, however, that new restrictions applicable to the holders of ADSs, the disposition of underlying Shares or the repatriation of the proceeds from such disposition will not be reinstated in the future by the Central Bank, nor can there be any assessment of the possible duration or impact of such restrictions.

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

Cash Dividends and Other Distributions

Cash dividends paid by Madeco with respect to the ADSs or Shares held by a Foreign Holder will be subject to a 35% Chilean withholding tax, which is withheld and paid over to the Chilean tax authorities by Madeco (the "Withholding Tax"). A credit against the Withholding Tax is available based on the level of corporate income tax actually paid by Madeco on the income to be distributed (the "First-Category Tax"); however, this credit does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. In addition, if Madeco distributes less than all of its distributable income, the credit for First-Category Tax paid by Madeco is proportionately reduced. Presently, the First-Category Tax rate is 17%. The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a foreign holder, assuming a Withholding Tax rate of 35%, an effective First-Category Tax rate of 17% and a distribution of 30% of the consolidated net income of Madeco distributable after payment of the First-Category Tax:

Madeco taxable income	100
First-Category Tax (17% of Ch$100)	(17)
Net distributable income	83
Dividend distributed (30% of net distributable income)	24.9
Withholding Tax (35% of the sum of Ch$24.9 dividend plus Ch$5.1 First-Category Tax paid)	(10.5)
Credit for 30% of First-Category Tax	5.1
Net additional tax withheld	(5.4)
Net dividend received	19.5
Effective dividend withholding rate	21.69%

In general, the effective dividend Withholding Tax rate, after giving effect to the credit for the First-Category Tax, can be calculated using the following formula:

(Withholding Tax Rate) - (First-Category Tax Rate)

Effective Dividend Withholding Tax Rate = 1 (First-Category Tax Rate)

Under Chilean income tax law, dividends generally are assumed to have been paid out of the Company's oldest retained profits for purposes of determining the level of First-Category Tax that was paid by the Company. For information as to the retained earnings of the Company for tax purposes and the tax credit available on the distribution of such retained earnings, see Note 24 to the Company's Consolidated Financial Statements. The effective rate of Withholding Tax to be imposed on dividends paid by Madeco will vary depending upon the amount of First-Category Tax paid by the Company on the earnings to which the dividends are attributed. The effective rate for dividends attributed to earnings from 1991 until 2001, for which the First-Category Tax was 15%, generally was 23.5%. For 2002, the First-Category Tax rate was 16%, which results in an effective rate of Withholding Tax of 22.6%, and for 2003, the First-Category Tax rate was 16.5%. For the year 2004 onwards, the First-Category Tax rate will be 17%, which result in an effective rate of withhold tax of 21.69%.

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

Gain recognized on a sale or exchange of Shares (as distinguished from sales or exchanges of ADSs evidencing ADSs representing such Shares) may be subject to both the First-Category Tax and the Withholding Tax (the former being creditable against the latter) if either, (i) the Foreign Holder has held the Shares for less than one year since exchanging ADSs for the Shares, (ii) the Foreign Holder acquired and disposed of the Shares in the ordinary course of its business or as a habitual trader of shares or (iii) the Foreign Holder and the purchaser of the Shares are "related parties" within the meaning of Article 17, Number 8, of the Chilean Income Tax Law. In all other cases, gain on the disposition of Shares will be subject only to a capital gains tax which is assessed at the same rate as the First-Category Tax (currently imposed at a rate of 17%).

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

Capital gains obtained in the sale of shares that are publicly traded and have a high presence in a stock exchange are also exempt from capital gains tax in Chile when the sale is made by "foreign institutional investors", such as mutual funds and pension funds, provided that the sale is made in a stock exchange or in accordance with the provisions of the Securities Market Law, or in any other form authorized by the Superintendencia de Valores y Seguros (Superintendency of Securities and Insurance, or "SVS"). To qualify as a foreign institutional investor, the referred entities must be formed outside of Chile, not have a domicile in Chile, and they must be at least one of the following:

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
    A Foreign Capital Investment Fund, as defined in Law No. 18,657; or
    Any other foreign institutional investor that complies with the requirements set forth through general regulations for each category of investor, prior information from the SVS and the Chilean tax authority or Servicio de Impuestos Internos ("SII").

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

Cash Dividends and Other Distributions

Under the United States federal income tax laws, and subject to the passive foreign investment company ("PFIC") rules discussed below, U.S. Holders will include in gross income the gross amount of any dividend paid (after reduction for any Chilean First-Category Tax that is credited against Chilean Withholding Tax, but before reduction for the net amount of Chilean Withholding Tax) by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) as ordinary income when the dividend is actually or constructively received by the U.S. Holder, in the case of Shares, or by the Depositary, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction. Dividends paid to a U.S. Holder that is a corporation are not eligible for the dividends received deduction available to corporations. Current law provides for a reduced tax rate (currently 15%) on the dividend income of an individual U.S. Holder with respect to dividends paid by a domestic corporation or "qualified foreign corporation." A qualified foreign corporation generally includes a foreign corporation if (i) its shares (or ADSs) are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive United States income tax treaty. The ADSs are traded on the New York Stock Exchange. As a result, the Company may be treated as a qualified foreign corporation. However, if the Company is treated as a PFIC, as discussed below, it will not be a qualified foreign corporation. If the Company is a qualified foreign corporation, dividends paid to an individual U.S. Holder with respect to Shares or ADSs should, subject to generally applicable limitations, be taxed at a maximum rate of 15%. The maximum 15% tax rate is effective with respect to dividends included in income during the period beginning on or after January 1, 2003, and ending December 31, 2008. Each U.S. Holder should consult its own tax advisor regarding the treatment of dividends. The amount of the dividend distribution includible in income of a U.S. Holder will be the U.S. dollar value of the Chilean peso payments made, determined at the spot Chilean peso/U.S. dollar rate on the date such dividend distribution is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes.

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

The long-term capital gain tax rate for an individual U.S. Holder is currently 15%. For sales occurring before May 6, 2003, or after December 31, 2008, under current law the long-term capital gain rate for an individual U.S. Holder is 20%.

PFIC Rules

Madeco believes that it should not be treated as a passive foreign investment company (a "PFIC") for United States federal income tax purposes, although this conclusion is subject to some uncertainty. This conclusion is a factual determination made annually and thus may be subject to change.

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

 Information Reporting and Backup Withholding

Dividends in respect of the Shares or ADSs and proceeds from the sale, exchange, or redemption of the Shares or ADSs may be subject to information reporting to the United States Internal Revenue Service and a backup withholding tax of 28% may apply unless the holder furnishes a correct taxpayer identification number or certificate of foreign status or is otherwise exempt from backup withholding. Generally, a U.S. Holder will provide such certification on Form W-9 and a non-U.S. Holder will provide such certification on Form W-8BEN.

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

The following discussion about the Company's risk management includes "forward-looking statements" that involve risks and uncertainties. Actual results could differ from those projected in the forward-looking statements. See "Forward Looking Statements". In addition to the inherent risks related to the operations in each of its segments and countries in which it does business, the Company faces material market risk exposures in three categories: foreign currency exchange rate risk, interest rate risk and commodity price risk. The following discussion provides additional information regarding the Company's exposure to each of these risks as of December 31, 2003.

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

With respect to the Company's foreign investment exposure, gains and losses from exchange rate variations are registered directly to the cumulative adjustment from foreign currency translation account included in other reserves in shareholders' equity, without impacting the Company's income statement. Assuming a 10% increase during 2004 of the Chilean peso/U.S. dollar exchange rate with respect to 2003 year-end balances, the impact on equity would be an increase in the Company's cumulative translation adjustment account of approximately Ch$12,146 million.

The Company's net exposure to foreign currency (U.S. dollar) exchange rate risk in Chilean pesos at December 31, 2003 was Ch$817.67 million (equivalent to US$1.38 million). Assuming a 10% increase during 2004 of the Chilean peso/U.S. dollar exchange rate with respect to 2003 year-end balances, the result would be a pre-tax accounting loss of approximately Ch$82 million. In addition to the Company's net exposure in foreign investments, there are other assets and liabilities subject to foreign exchange fluctuations whose results impact the income statement. In particular, the Company maintains local currency exposures in Brazil, Argentina and Peru, all of which could affect the income statement. Based on the year-end balances, a simultaneous increase of 10% in the exchange rate in Argentina, Brazil and Peru of their respective local currencies in relation to the U.S. dollar during 2004 would result in a net loss of Ch$725 million.

As of December 31, 2003, approximately 25.8% of the Company's outstanding debt was exposed to an exchange rate fluctuation between the Chilean peso and other currencies. However, according to BT64, certain liabilities are considered as financial hedges of investment abroad. See Note 2(w) to the Consolidated Financial Statements.

Part of the Company's inventories are valued in U.S. dollars and therefore foreign exchange fluctuations will generate a profit or loss for the Company's results. Assuming a 10% increase during 2004 of the Chilean peso/U.S. dollar exchange rate with respect to 2003 year-end balances, the result would be a pre-tax gain of approximately Ch$2,673 million.

For information on the Company's use of financial instruments for hedging purposes, see "Item 5. Operating and Financial Review and Prospects - A. Operating Results - Derivative Instruments and Hedging Activities", and Note 28 to the Company's Consolidated Financial Statements.

Interest Rate Risk

Exposure to interest rate risk reflects the Company's exposure to floating interest debt as well as debt renewals or rollovers which could be reset at higher than existing interest rates. As of December 31, 2003, approximately 3.7% of the Company's total debt was represented by short-term debt and floating rate debt. The Company's net exposure to interest rate risk as of December 31, 2003 was Ch$82,086 million. Assuming a 100 basis point, or "b.p.", increase during 2004 in the weighted average interest rate with respect to 2003 year-end balances, the result would be an increase in net annual interest expenses of approximately Ch$820 million.

The Company has contracted debt in different currencies to take account the possibility that a 100 b.p. increase in interest rates is more likely in certain countries than in others. In addition, a significant amount of debt is indexed to Chilean inflation (UF indexed debt), and as such, an increase in Chilean inflation will affect the total interest the Company pays on such debt.

The table summarizing the assets and liabilities subject to interest rate risk at December 31, 2003 is shown in "Item 5. Operating and Financial Review and Prospects - Liquidity".

Commodity Price Risk

Exposure to commodity price risk relates primarily to the Company's metal inventories of copper and aluminum. The Company uses significant amounts of copper and aluminum to manufacture its products. During 2003, these metal inventories are subject to price-level restatement of their carrying amount with references to trading prices at the London Metal Exchange. The differences arising from consecutive revaluations represent an accounting gain or loss in the income statement's price-level restatement line and depend mainly on market prices for copper and aluminum, which historically have fluctuated widely and are affected by numerous factors beyond the Company's control.

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

During 2003, the Company sold on a consolidated basis 75,492 tons of copper and 17,120 tons of aluminum. As of December 31, 2003, the Company held inventories of copper and aluminum of 16,611 and 4,821 tons, respectively.

The following table presents the commodity inventories held by the Company for non-trading purposes at December 31, 2003.

	At December 31, 2003
	Carrying Amount	Fair Value
Copper
Tons	16,611
Value (in Ch$ million)	21,186	21,186
Aluminum
Tons	4,821
Value (in Ch$ million)	5,544	5,544

ITEM 12. Description of Securities Other than Equity Securities

Not applicable

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable

ITEM 14. Material Modifications of the Rights of Security Holders and Use of Proceeds

Not applicable

ITEM 15.

The Company's chief executive officer ("CEO") and chief financial officer ("CFO") have evaluated the effectiveness of the Company's "disclosure controls and procedures" (as defined in Exchange Act rules 13a-14(c) and 15d-14(c)) . These controls and procedures were designed to ensure that material information relating to the Company and its subsidiaries are communicated to the CEO and the CFO. Based on such evaluation, the Company's CEO and CFO concluded that as of December 31, 2003, the Company's disclosure controls and procedures were effective in timely alerting them to material information required to be included in the Company's periodic SEC reports. There have been no significant changes in the Company's internal controls and procedures or in other factors that could significantly affect these controls and procedures subsequent to the date of this evaluation.

ITEM 16.

Reserved

Item 16A. Audit Committee Financial Expert

We are not yet required to have, and do not have an audit committee financial expert (within the meaning of the regulations adopted under the Sarbanes-Oxley Act of 2002). We intend to fully comply with all applicable rules and regulations and New York Stock Exchange listing requirements regarding the need for, and composition of, an audit committee by July 31, 2005.

Item 16B. Code Of Ethics

We have adopted a code of ethics that applies to all of Madeco's employees, including the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer of Madeco S.A. We have filed our code of ethics as an exhibit to this annual report. Our code of ethics was not amended during 2003, and no waivers, either explicit or implicit, of provisions of the code of ethics were granted to our Chief Executive Officer, Chief Financial Officer or Chief Accounting Officer in 2003.

Item 16C. Principal Accountant Fees and Services

Deloitte & Touche, Sociedad de Auditores y Consultores, Limitada, or Deloitte & Touche, acted as our independent auditor for the fiscal years ended December 31, 2002 and 2003. The chart below sets forth the total amount billed by Deloitte & Touche for services performed in the years 2002 and 2003:

	(in thousands of Ch$)
	2003	2002
Audit Fees	177,568	166,137
Audit-Related Fees	8,321	15,471
Tax Fees	5,809	8,981
All Other Fees	793	744
Total Fees	192,491	191,333

Audit Fees

Audit fees are fees billed for the audit of our annual consolidated financial statements.

Audit-Related Fees

Audit-related fees in 2002 and 2003 including consultation fees associated with our annual report on Form 20-F.

Tax Fees

Tax fees in 2002 and 2003 were related to services for tax compliance, tax planning and tax advice.

Pre-Approval Policies and Procedures

The audit committee approves all audit, audit-related services, tax services and other services provided by Deloitte & Touche. Any services provided by Deloitte & Touche that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In 2003, none of the fees paid to Deloitte & Touche were approved pursuant to the de minimus exception.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

ITEM 17. Financial Statements

Not applicable

ITEM 18. Financial Statements

Reference is made to pages F-1 through F-71

ITEM 19. Exhibits

Exhibit Description

1.1* Articles of Incorporation and Bylaws

4.1* Amended and Restated Loan Agreement, dated as of December 18, 2002, among Madeco S.A. as Borrower, and Bank of America, N.A. and Bankboston N.A., Nassau Branch as Lenders

4.2* Amended and Restated Loan Agreement, dated as of December 18, 2002, among Madeco S.A. as Borrower, and Citibank, N.A., Agencia en Chile, Scotiabank Sud Americano, Banco de Chile, Dresdner Bank Lateinamerika, Banco del Estado de Chile, Banco de Credito e Inversiones, Corpbanca, Banco Bice, Banco Santander-Chile, Bankboston, N.A., Sucursal en Chile, Banco Security and Banco del Desarrollo, as Lenders.
    List of Subsidiaries of Madeco S.A.
    Code of Ethics
    Section 302 Certification of the Chief Executive Officer
    Section 302 Certification of the Chief Financial Officer
    Section 906 Certification of the Chief Executive Officer

13.2 Section 906 Certification of the Chief Executive Officer

* Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2002.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Madeco S.A.

/s/Tiberio Dall'Olio

Chief Executive Officer

Date: June 30, 2004

Exhibits

Exhibit Description
    The Company's Code of Ethics
    Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
    Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Madeco S.A.

We have audited the consolidated balance sheets of Madeco S.A. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2003 all expressed in thousands of constant Chilean pesos. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Madeco S.A. and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 36 to the consolidated financial statements.

As explained in note 2.b., the Board of Directors of the overseas subsidiary Metal Overseas S.A. decided to reserve the full amount of its interest in Optel Limitada.

As explained in note 12.b., during the last quarter of 2003, the indirect subsidiary Decker-Indelqui S.A. restarted production of copper pipes and metal casting at the Barracas and Llavallol plants, respectively.

Santiago, Chile

February 24, 2004, except for Note 36 as

to which the date is June 24, 2004

MADECO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2002 AND 2003

(Restated for general price-level changes)
		At December 31,
		2002	2003
ASSETS	Note	ThCh$	ThCh$
CURRENT ASSETS:
Cash		3,695,724	2,037,981
Time deposits	5	4,140,564	21,792,217
Marketable securities	5	-	314,022
Trade accounts receivable (net)	6	32,421,539	36,963,399
Notes receivable (net)	6	6,521,077	5,807,472
Other receivables (net)	6	1,928,647	1,954,096
Due from related companies	7	765,421	570,882
Inventories (net)	8	51,239,725	52,658,310
Recoverable taxes	9	3,165,926	3,614,341
Prepaid expenses		1,417,284	1,085,200
Deferred taxes (net)	9	1,955,570	1,670,793
Other current assets	10	14,751,591	16,803,324

TOTAL CURRENT ASSETS		122,003,068	145,272,037

PROPERTY, PLANT AND EQUIPMENT:	12
Land		15,419,400	13,699,149
Buildings and infrastructure		63,099,259	54,452,992
Machinery and equipment		255,371,790	211,135,464
Other property, plant and equipment	13	30,723,071	28,956,161
Technical reappraisal of property, plant and equipment		17,208,331	15,049,019
Accumulated depreciation (less)		(178,577,027)	(160,533,309)

PROPERTY, PLANT AND EQUIPMENT , NET	12	203,244,824	162,759,476

OTHER ASSETS:
Investments in related companies	14	10,543,864	8,736,656
Investments in other companies		206,512	70,049
Goodwill	15	33,818,792	24,904,060
Negative goodwill (less)	15	(55,969)	-
Long-term receivables	6	1,115,098	463,160
Due from related companies	7	107,462	458,197
Long-term deferred taxes (net)	9	2,507,204	1,825,100
Intangibles		358,440	442,486
Amortization (less)		(68,437)	(112,357)
Other	16	8,152,741	8,856,926

TOTAL OTHER ASSETS		56,685,707	45,644,277

TOTAL ASSETS		381,933,599	353,675,790

The accompanying notes are an integral part of these consolidated financial statements

MADECO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2002 AND 2003
(Restated for general price-level changes)
		At December 31,
		2002	2003
LIABILITIES AND SHAREHOLDERS' EQUITY	Note	ThCh$	ThCh$

CURRENT LIABILITIES:
Short-term liabilities with banks and financial institutions	17	79,799,984	16,228,812
Current portion of long-term liabilities with banks and financial institutions	17	59,241,959	5,307,755
Current portion of bonds payable	19	5,542,453	26,908,042
Current portion of long-term liabilities		49,674	685,190
Dividends payable		285,236	31,606
Accounts payable		9,602,088	8,986,866
Notes payable		8,878,648	8,352,547
Other payables		1,245,143	640,964
Due to related companies	7	6,312,861	479,212
Accrued expenses	20	7,432,584	7,231,466
Withholdings		1,916,344	1,436,354
Unearned income		305,826	1,596,591
Other current liabilities		620,581	633,804
TOTAL CURRENT LIABILITIES		181,233,381	78,519,209

LONG-TERM LIABILITIES:
Liabilities with banks and financial institutions	18	9,156,890	67,483,297
Bonds payable	19	64,153,043	30,597,509
Notes payable		114,862	66,039
Other payables		6,669,287	6,556,151
Due to related companies	7	1,453,789	7,456,126
Accrued expenses	20	4,867,049	3,984,539
Other long-term liabilities		542,446	1,504,714
TOTAL LONG-TERM LIABILITIES		86,957,366	117,648,375

MINORITY INTEREST	22	13,518,910	9,939,187

COMMITMENTS AND CONTINGENCIES	29	-	-

SHAREHOLDERS' EQUITY:
Paid-in capital		120,928,716	187,967,126
Share premium		5,985,198	33,406,119
Other reserves		51,666,097	21,286,167
Retained earnings		(37,788,542)	(78,356,069)
Loss for the year		(40,567,527)	(16,734,324)
TOTAL SHAREHOLDERS' EQUITY, (NET)	23	100,223,942	147,569,019

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		381,933,599	353,675,790

The accompanying notes are an integral part of these consolidated financial statements

MADECO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(Restated for general price-level changes)
		For the year ended December 31,
	Note	2001	2002	2003
		ThCh$	ThCh$	ThCh$
OPERATING RESULTS:

NET SALES		344,856,439	258,845,421	237,666,031

COST OF GOODS SOLD		(298,076,413)	(226,832,921)	(208,437,385)

GROSS INCOME		46,780,026	32,012,500	29,228,646

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES		(35,698,020)	(27,969,011)	(21,771,874)

OPERATING INCOME		11,082,006	4,043,489	7,456,772

NON-OPERATING RESULTS:
Non-operating income	24	6,131,599	2,295,907	1,881,995
Non-operating expenses	24	(56,452,794)	(41,819,623)	(25,698,148)
Price-level restatements	4	(13,729,721)	(8,526,775)	1,739,726

Non-operating expenses (net)		(64,050,916)	(48,050,491)	(22,076,427)

LOSS BEFORE INCOME TAXES		(52,968,910)	(44,007,002)	(14,619,655)

INCOME TAXES (PROVISION) BENEFIT	9	(434,674)	1,416,371	(1,592,412)

LOSS BEFORE MINORITY INTEREST		(53,403,584)	(42,590,631)	(16,212,067)

MINORITY INTEREST	22	1,332,804	2,017,913	(578,227)

LOSS BEFORE AMORTIZATION OF
NEGATIVE GOODWILL		(52,070,780)	(40,572,718)	(16,790,294)

AMORTIZATION OF NEGATIVE GOODWILL	15	20,949	5,191	55,970

NET LOSS FOR THE YEAR		(52,049,831)	(40,567,527)	(16,734,324)

The accompanying notes are an integral part of these consolidated financial statements

MADECO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Restated for general price-level changes)
	For the year ended December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash received from customers	400,887,022	309,545,416	272,701,591
Interest income received	7,162,323	5,007,353	1,450,334
Dividends and other distributions received	45,215	446,229	67,547
Other income received	2,161,347	1,109,417	618,938
Payments to suppliers and employees	(363,336,757)	(268,833,134)	(258,190,670)
Interest paid	(25,219,928)	(19,523,246)	(12,710,415)
Income taxes paid	(3,429,308)	(870,750)	(442,465)
Other expenses paid	(104,273)	(949,705)	(1,899,164)
Value-added tax and similar payments	(11,737,565)	(13,407,247)	(7,279,018)
Net cash provided by (used in) operating activities	6,428,076	12,524,333	(5,683,322)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of capital stock	-	696,317	95,341,362
Issuance of bonds	25,074,512	-	-
Repayments of bonds	(1,443,486)	(1,535,634)	(12,119,276)
Repayments of bank borrowings	(153,703,095)	(53,553,246)	(86,572,841)
Banks loans obtained	125,179,897	49,803,341	37,654,059
Payment of dividends by subsidiaries	(273,396)	(24,078)	(43,196)
Bond issuance costs	(337,868)	-	-
Proceeds from documented loans from related companies	-	1,423,143	-
Payment of capital stock issuance expenses	-	(17,533)	(881,894)
Net cash (used in) provided by financing activities	(5,503,436)	(3,207,690)	33,378,214

CASH FLOWS FROM INVESTING ACTIVITIES:
Other investment income	1,623,694	290,968	345,785
Capital expenditures	(8,734,175)	(6,464,838)	(3,478,819)
Proceeds from sales of investments	12,833,424	-	-
Proceeds from sale of permanent investments	-	-	135,774
Proceeds from sale of other investments	-	-	20,193,193
Proceeds from sales of property, plant and equipment	166,308	813,248	1,071,567
Increase in investments	(6,802,422)	-	(17,929)
Investment in marketable securities	(2,452,223)	(249,600)	(48,762,061)
Other	(236,621)	-	-
Net cash used in investing activities	(3,602,015)	(5,610,222)	(30,512,490)

EFFECT OF PRICE-LEVEL RESTATEMENTS ON CASH AND
CASH EQUIVALENTS DURING THE YEAR	(1,723,556)	(495,398)	402,403

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,400,931)	3,211,023	(2,415,195)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	9,026,196	4,625,265	7,836,288

CASH AND CASH EQUIVALENTS AT END OF YEAR	4,625,265	7,836,288	5,421,093

			(Continued)

MADECO S.A. AND SUBSIDIARIES
RECONCILIATION BETWEEN THE NET CASH FLOWS
PROVIDED BY OPERATING ACTIVITIES AND NET LOSS FOR THE YEAR
(Restated for general price-level changes)
	For the year ended December 31,
RECONCILIATION OF NET CASH PROVIDED BY (USED IN)	2001	2002	2003
OPERATING ACTIVITIES TO NET LOSS FOR THE YEAR	ThCh$	ThCh$	ThCh$

Net loss for the year	(52,049,831)	(40,567,527)	(16,734,324)

Adjustments to reconcile net income (loss) to cash flows provided by operating activities:
Depreciation for the year	15,348,452	12,913,549	11,072,480
Amortization of goodwill and intangibles	2,720,177	2,366,948	1,838,021
Equity in net earnings of affiliated companies	51,471	(284,154)	(38,458)
Equity in loss of related companies	-		70,089
Loss (gain) on sales of property, plant and equipment	7,062	(156,202)	(139,882)
Bad debt and inventory obsolescence expense	4,667,686	6,885,130	4,359,794
Minority interest in consolidated subsidiaries	(1,332,804)	(2,017,913)	578,227
Gain on sale of investments	(3,446,734)	-	(7,371)
Loss on sale of investments	3,825	-	-
Price-level restatements	13,729,721	8,526,775	(1,739,726)
Others	17,662,225	18,067,749	11,418,823

Changes in assets and liabilities, net of effects from
purchased companies:
Decrease (increase) in accounts receivable	19,286,618	6,035,610	(9,434,420)
Decrease (increase) in inventories	12,037,502	11,791,150	(1,747,410)
Decrease (increase) in other assets	(2,829,541)	25,108,111	(5,497,125)
Increase (decrease) in accounts payable	(22,396,908)	(35,736,570)	100,323
Increase (decrease) in other liabilities	2,969,155	(408,323)	217,637

Net cash provided by (used in) operating activities	6,428,076	12,524,333	(5,683,322)

			(Concluded)
The accompanying notes are an integral part of these consolidated financial statements

MADECO S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) of December 31, 2003)

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

During March 2001, the Company modified its Ficap Optel joint venture agreement with Corning Inc. Corning increased its interest in Ficap Optel from 25% to 50% by acquiring an additional 25% interest, from the Company, for US$20 million (MCh$14,516). The consideration was paid in cash during April 2001, resulting in a net gain of US$5 million (MCh$3,629) for the Company. According to the joint venture agreement, the Company has the right to appoint the Chairman of the Board of Directors and the Chief Executive Officer of the joint venture. Therefore, as the Company controls, through its subsidiary Madeco Brasil S.A., this joint venture, it is consolidated with Metal Overseas S.A. As part of the new joint venture arrangement, Ficap Optel Ltda. changed its name to Optel Ltda. and purchased 99.9% of Optel Argentina S.A. (formerly Corning Cable Systems Argentina S.A.) for US$10 million (MCh$7,258), which was financed through a bank debt.

The Company and its subsidiary Madeco Brasil Ltda. filed an arbitration claim at the city of New York before the American Arbitration Association against Corning International Corporation ("Corning Inc."), based on the fact that Corning Inc. has attempted to unjustifiably terminate the agreements entered into with the Company regarding Ficap Optel Ltda. ("Optel") a Brazilian company in which Corning International Corporation and Madeco Brasil Ltda., are owners in equal shares. In turn, Corning Inc. has filed a counterclaim against the Company, by virtue of which it requests, among other things, that Corning Inc. be declared entitled to terminate the agreements with the Company.

The Company was notified of the ruling passed by the arbitration proceeding. This ruling, among other provisions, declares terminated the Investment Agreement of 1999, signed by the same parties on June 12, 1999, and the amendments thereof. This implies the loss of the put the Company had to sell its Ficap Optel Ltda. shares in Brazil to Corning Inc., at a price of US$18,000,000.

In addition, the ruling declared null the Investment Agreement and therefore Madeco S.A. loses is right to manage the Company.

Finally, the ruling forces acceptance of Corning Incs. decision, when rendered, to liquidate. For this reason, Madeco S.A. decided to provide for its full 50% interest in Optel.

At year-end 2001, as a result of the economic and political crisis in Argentina, the Company decided to temporarily close its Argentine subsidiary Decker-Indelqui S.A. (a subsidiary of Metalúrgica Industrial Argentina S.A.) in January, 2002. The manufacturing operations of Decker -Indelqui S.A. were suspended for the plants located in Quilmes, Barracas, San Luis and Llavallol. The property, plant and equipment involved totaled approximately ThCh$25,935,400 (historic value).

In light of the economic situation in Argentina, a non-recurring provision has been accrued in the amount of ThCh$12,834,224 in 2001 (historic value), which has been directly reduced from Property, plant and equipment and from Other long-term assets, and has been included in Other non-operating expenses (See Note 24).

All employees at the above mentioned plants were laid off. Severance indemnity accrued in the year ended December 31, 2001 related to this lay-off totaled ThCh$3,249,764 (historic value) and has been included in Other non-operating expenses (See Note 24).

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

Subsequent to December 31, 2001, Law No. 25.561 on Public Emergency and Reform to the Exchange Regime of the Republic of Argentina was enacted, which stipulated among other things, the end of the convertibility that fixed the Argentinean peso parity 1 to 1 with the US dollar. The total of the assets related to the investments in Argentinean companies, at December 31, 2001 amounts to ThCh$70,399,747 (historic value), net of extraordinary provisions of ThCh$12,608,636 (historic value), which were accrued by the Company in order to reflect the effects that at that date were anticipated from the situation the country was undergoing.

During the second quarter of 2002, Company management carried out a study based on the temporary closure of productive plants in Argentina, which showed that the value of property, plant and equipment was not exposed to serious losses since the restart of productive activities starting 2004 would make it possible to reverse the situation and obtain an investment return in a period that was not greater than the carrying amount of the assets.

At December 31, 2002, Company management accrued a provision of ThCh$4,693,961 (historic value) for the Lamination plant (Lomas) of the indirect subsidiary Decker Indelqui S.A. as it had suspended production with no future restart anticipated. This asset, net of provision, was classified in Other Long Term Assets.

Additionally, a ThCh$1,445,843 (historic value) provision was accrued for taxes recoverable from the Argentinean Government, as they were considered to be more likely than not unrecoverable.

During the last quarter of 2003, as a consequence of the good performance of copper pipe exports from Chile and the increase in Argentinean demand for such products, the indirect subsidiary Decker-Indelqui S.A. restarted its industrial activities with the production of copper pipes and metal casting at the plants of Barracas and Llavallol, respectively. This reopening led to an increase in personnel of approximately 50 persons, which include workers and administrators, aimed at production once normal operation level has been reached.

At December 31, 2003 the indirect subsidiary Meta1 Overseas S.A., has provided for its 50% participation in Optel Ltd. ("Optel") and other expenses for ThCh$4,9l7,485, as a result of the unfavorable decision in the arbitration proceeding that the Company had against Corning International Corporation ("Corming Inc."), owner of the other 50% (see Note 2.b.).

As a consequence of the preceding comments, Meta1 Overseas S.A., has lost management control of Optel, and, this indirect subsidiary has been not consolidated at December 31, 2003, being treated as an equity-method investee.

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

b. Basis of consolidation - The accompanying consolidated financial statements include the accounts of Madeco Chile and majority-owned subsidiary corporations, after elimination of all material intercompany accounts, transaction, and profits. Investment in companies representing ownership of at least 10% but less than 50% are accounted for under the equity method. The consolidated financial statements for the years 2001, 2002 and 2003 include the following major subsidiaries:
Company name	Percentage participation
	2001	2002	2003

Alusa S.A. and subsidiaries	75.96	75.96	75.96
Armat S.A.	100.00	100.00	100.00
Indalum S.A. and subsidiaries	99.16	99.16	99.16
Soinmad S.A. and subsidiaries	100.00	100.00	100.00
Comercial Madeco S.A. - Argentina	100.00	100.00	100.00
Indeco S.A. - Perú (1)	92.25	92.74	92.92
Madeco Overseas S.A. - Cayman Islands	100.00	100.00	100.00
Metal Overseas S.A. and subsidiaries - Cayman Islands (*)	100.00	100.00	100.00
Metalúrgica Industrial Argentina S.A. and subsidiaries - Argentina	100.00	100.00	100.00

(1) Increase of ownership due to purchase of shares.

(*) At December 31, 2003 the indirect subsidiary Meta1 Overseas S.A., has provided for its 50% participation in Optel Ltd. ("Optel") and other expenses for ThCh$4,9l7,485, as a result of the unfavorable decision in the arbitration proceeding that the Company had against Corning International Corporation ("Corming Inc."), owner of the other 50%.

As a consequence of the preceding comments, Meta1 Overseas S.A., has lost management control of Optel, and, this indirect subsidiary has been not consolidated at December 31, 2003, being treated as an affiliate.

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
  All the accompanying consolidated financial statements have been restated in constant Chilean pesos of general purchasing power on December 31, 2003 ("constant pesos") applied under the "prior month rule" as described below, to reflect changes in the IPC from the financial statement dates to December 31, 2003. This updating does not change the prior years' statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

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

The values of the Chilean IPC used for price-level restatement purposes are as follows:
	December 31,
Year	Index *	Change in index

2001	110.10	3.1%
2002	113.36	3.0%
2003	114.44	1.0%

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

d. Foreign currency translation - Balances in foreign currencies have been translated at the year-end exchange rates. Indexed balances have been adjusted according to the readjustment index of the balance or as agreed to for this purpose.

Assets and liabilities in foreign currencies and UF (an inflation index-linked unit of account) have been translated into Chilean pesos at the following year-end exchange rates:
Currency	2001	2002	2003
	$	$	$

United States Dollar	654.79	718.61	593.80
UF	16,262.66	16,744.12	16,920.00

e. Time deposits - Time deposits are shown at principal, plus accrued interest and indexation at year-end.

f. Marketable securities - The mutual fund units (fixed income) have been recorded at the current value of the end of each financial year.

g. Inventories - Inventories of finished products, work in progress and by-products are valued at production cost including in direct manufacturing costs plus price-level restatement. Inventories of goods for resale, raw materials, other materials and in transit are valued at monetarily corrected cost. Work in progress and finished goods include direct and indirect manufacturing costs. Inventory values do not exceed their estimated net realizable value. The related obsolescence allowances have been deducted from inventories.

h. Allowance for doubtful accounts - The Parent Company and its subsidiaries provide for doubtful accounts based on the aging of balances and the customer's financial standing. This allowance is presented as a deduction from Trade Accounts Receivable, Notes Receivable and Other Receivables.

i. Recoverable taxes - This item includes basically recoverable taxes paid on profits absorbed by tax losses (estimated monthly income tax prepayment), training expense credits and other recoverable taxes. In addition, it includes the balance of the VAT credit that can be used in the future.

j. Property, plant and equipment - Property, plant and equipment are shown at restated cost that includes actual financing costs incurred by the Company until the assets are in a condition to be used. Amounts so determined are presented net of allowance for obsolescence.

Depreciation has been calculated on a straight-line basis over the following useful lives:
Years

Buildings and infraestructure	20 - 30
Machinery and equipment	5 - 10
Leased fixed assets	10 - 20
Other fixed assets	5 - 10

k. Depreciation - Depreciation has been determined using the straight-line method based on the estimated useful lives of assets, taking into account the increase in value from the technical reappraisal in accordance with Circular No. 1529 of the Chilean Securities and Insurance, if applicable.

l. Capital leases - Assets acquired under finance leases are accounted for as acquisitions of property, plant and equipment, recording liability obligation and interest as incurred. The assets are not legally owned by Madeco until they exercise the purchase option.

m. Leasebacks - Madeco records the sale and leaseback of assets maintaining the same value of the assets prior to the transaction. The assets will belong legally to the Madeco after they exercise the purchase option. Losses arising from these transactions are recognized immediately. The assets are included in leased assets in property, plant and equipment.

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

t. Staff severance indemnities and vacations - The Company and its subsidiaries that have agreed to pay severance indemnity, record a liability for the payment of long-term severance indemnities based on the present value method (accrued cost of the benefit) assuming an annual discount rate of 6% to 7% and an estimated service period depending on the age and probable tenure of the employee until retirement.

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

w. Translation of foreign currency financial statements - In accordance with Technical Bulletin No.64, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean company's operations, or which operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations must be remeasured into U.S. dollars and then translated into Chilean pesos at the year-end exchange rate. Accordingly, the financial statements of the Company's operations outside of Chile are prepared in accordance with Chilean GAAP, with the exception of monetary correction, and are remeasured into U.S. dollars as follows:

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

In addition, Technical Bulletin No.64 introduced the concept of recording the effect of foreign exchange adjustments arising from hedge transactions that cover the exposure of investments abroad. The excess of exchange losses over related Price-level restatements has been charged to the Cumulative adjustment from foreign currency translation account.

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

y. Commercial paper - Commercial paper are valued at cost plus accrued interest and indexation at year-end, and are recorded in Other Current Assets.

z. Forward foreign exchange contracts - The Company maintains derivative contracts to cover the risks of fluctuation in foreign exchange which are considered as hedge contracts. Derivative instruments (foreign exchange forwards and swaps) are stated at market value in accordance with Boletín Técnico No. 57 (Technical Bulletin No. 57, or "BT57") of the Chilean Institute of Accountants.

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

bb. Statements of cash flows - Cash equivalents correspond to short-term investments made in the course of normal cash management that can be readily realized within 90 days, with a minimum risk of significant loss. Investments included as cash equivalents are time deposits, mutual funds and financial instruments under resale agreements.

Cash flows from operating activities include all those cash flows related to the primary operating activities of the Company and also include interest paid, interest income and, in general, all those flows that are not defined as investing or financing activities. The concept of operating activities used in this statement is broader than the concept of operating income used in the Statement of Income.

cc. Long-lived assets - The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to future net cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

NOTE 3. CHANGES IN ACCOUNTING POLICIES

During 2003 there were no changes in accounting policies from the prior year that might have a significant impact on the interpretation of these consolidated financial statements.

NOTE 4. PRICE-LEVEL RESTATEMENTS

Price-level restatements are determined under Chilean GAAP as follows:
	(Charge) credit
	For the years ended December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Restatement of:
Property, plant and equipment	2,965,906	2,580,849	842,533
Inventories	(2,940,414)	1,985,762	2,256,813
Other assets	3,323,511	4,941,165	1,385,059
Shareholders' equity	(5,004,778)	(3,743,900)	(1,220,292)
Income and expense accounts	(24,114)	(103,801)	1,338

Net inflation adjustment	(1,679,889)	5,660,075	3,265,451

Net adjustment of accounts denominated in UFs:
Assets	268,031	265,123	23,562
Liabilities	(2,705,909)	(2,167,689)	(1,257,939)

Foreign exchange loss	(9,611,954)	(12,284,284)	(291,348)

Total price-level restatement (loss) income	(13,729,721)	(8,526,775)	1,739,726

NOTE 5. TIME DEPOSITS AND MARKETABLE SECURITIES

At December 31, 2002 and 2003, time deposits and marketable securities valued in accordance with Note 2.e. and 2.f., include:
	As of December 31,
Time deposits	2002	2003
	ThCh$	ThCh$
Bank
Santander Santiago	-	19,063,127
Chile	2,177,455	2,406,474
Citibank	251	264,254
Bice	127,572	-
Shaim	47,227	58,362
BNL do Brasil	622,680	-
ABC Brasil	308,680	-
Bank Boston	543,370	-
Sudameris do Brasil	313,329	-
Total time deposits	4,140,564	21,792,217

Marketable securities	-	314,022

NOTE 6. SHORT- AND LONG-TERM RECEIVABLES

The detail of short- and long-term receivables at December 31, 2002 and 2003 is as follows:
			More than 90 days		2003
	Within 90 days		but within 1 year		Subtotal	Total Current (net)		Total Long-Term (Net)
	Current	Prior	Current	Prior	Prior	Current	Prior	Current	Prior
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Trade accounts receivable	31,238,187	39,719,327	1,093,695	3,038,695	42,758,022	36,963,399	32,421,539	-	-
Allowance for trade
accounts receivable	-	-	-	-	(5,794,623)	-	-	-	-
Notes receivable	3,301,234	5,843,359	3,219,843	2,671,333	8,514,692	5,807,472	6,521,077	-	-
Allowance for
notes receivable	-	-	-	-	(2,707,220)	-	-	-	-
Other receivables	1,806,315	1,306,486	122,332	2,392,977	3,699,463	1,954,096	1,928,647	463,160	1,115,098
Allowance for
other receivables	-	-	-	-	(1,745,367)	-	-	-	-

Trade accounts receivables, notes receivables and other receivables (net of allowance for uncollectible accounts, including long-term) are segregated by business unit as follows:
	2002		2003
Business unit	ThCh$	%	ThCh$	%

Wire & Cable	17,423,286	41.49	21,377,912	47.31
Brass Mills	9,393,056	22.37	7,184,964	15.90
Flexible Packaging	7,370,954	17.56	8,918,649	19.74
Aluminum	7,799,065	18.58	7,706,602	17.05

Total	41,986,361	100.00	45,188,127	100.00

NOTE 7. SIGNIFICANT BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

At December 31, 2002 and 2003, the balances are as follows:

a. Notes and accounts receivable
	Short-term		Long-term
Company	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$

Alte S.A.	30,328	22,112	-	-
CNT Telefónica del Sur S.A.	5,078	18,034	-	-
Cobrecon S.A.	248,457	172,055	-	-
Colada continua Chilena S.A.	36,934	18,351	-	-
Compañía Cervecerías Unidas S.A.	516	4,866	-	-
Electromecánica Industrial S.A.	239,376	3,749	107,462	246,413
Embotelladoras Chilenas Unidas S.A.	125,945	221,629	-	-
Empresa Nacional de Telecomunicaciones S.A.	8,459	15,772	-	-
Ferrocarril Antofagasta Bolivia S.A.	-	321	-	-
Inversiones Ontario S.A. (c)	-	3,222	-	211,784
Luchetti Chile S.A.	12,598	33,702	-	-
Minera Los Pelambres S.A.	889	880	-	-
Minera Michilla S.A.	5	5	-	-
Transportes CCU Limitada	40,078	48,476	-	-
Viña San Pedro S.A.	16,758	7,708	-	-
	765,421	570,882	107,462	458,197

b. Notes and accounts payable
	Short-term		Long-term
Company	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$

Cobrecon S.A.	26,427	23,256	-	-
Colada Continua Chilena S.A.	185,266	276,948	-	-
Electromecánica Industrial S.A.	34,589	22,682	-	-
Embotelladoras Chilenas Unidas S.A.	571	1,461	-	-
Entel Chile S.A.	276	21	-	-
Entel PCS S.A.	-	1,095	-	-
Minera Michilla S.A.	35,222	81,953	-	-
Peruplast S.A.	12,459	8,227	-	-
Quiñenco S.A. (a)	6,018,051	63,299	1,453,789	7,456,126
Viña San Pedro S.A.	-	270	-	-
	6,312,861	479,212	1,453,789	7,456,126

"Liabilities with banks and financial institutions" includes the balances outstanding with Banco de Chile (Related company).

Transactions with related companies are conducted under market conditions.

c. Transactions with related companies in 2002 and 2003 are as follows:
			2002		2003
				Effect on		Effect on
		Description of		Income		Income
Company	Relationship	Transaction	Amount	(charge)/credit	Amount	(charge)/credit
			ThCh$	ThCh$	ThCh$	ThCh$

Alte S.A.	Investee	Sales (1)	225,924	191,461	163,442	138,510
		Services (5)	-	-	10,821	(9,170)
Banco de Chile	Common shareholders	Financial expense (4)	320,418	(320,418)	275,997	(271,919)
		Purchase of fixed assets	-	-	164,584	-
		Sale of fixed assets	-	-	164,584	-
Compañía Cervecerias Unidas S.A.	Common shareholders	Sales (1)	15,763	13,358	23,324	19,721
Cervecera CCU Chile Ltda.	Common shareholders	Sales (1)	1,643	1,393	-	-
Cia. Telefónica Coyhaique S.A.	Common shareholders	Sales (1)	1,795	1,521	-	-
CNT Telefónica del Sur S.A.	Common shareholders	Sales (1)	206,310	174,839	145,204	123,053
Cobrecon	Investee	Maquila service (2)	16,231	-	-	115,692
Colada Continua Chilena S.A.	Investee	Maquila service (2)	1,449,679	-	1,232,314	-
		Sales (1)	6,868	5,821	95,245	80,535
Electromecánica Industrial S.A.( b )	Affiliated	Services (5)	36,933	(31,299)	55,736	(47,234)
		Financial income (3)	214,924	15,618	246,413	14,470
		Sales (1)	104,841	88,849	71,229	60,364
Emobotelladoras Chilenas Unidas S.A.	Common shareholders	Sales (1)	810,603	686,952	901,727	761,700
		Services (5)	5,391	(4,569)	6,988	(5,922)
Entel S.A	Common shareholders	Sales (1)	45,816	38,826	23,744	20,113
		Services (5)	22,511	(19,077)	25,142	(20,716)
Ferrocarril Antofagasta Bolivia S.A.	Common shareholders	Sales (1)	246	(208)	507	429
Hoteles Carrera S.A.	Common shareholders	Services (5)	923	(783)	1,341	(1,136)
Inmobiliaria del Norte S.A.	Common shareholders	Services (5)	16,117	(13,658)	1,358	(1,151)
Inmobiliaria Monte Verde S.A.	Common shareholders	Services (5)	-	-	16,944	(14,359)
Inversiones Ontario S.A. ( c )	Affiliated	Financial income (3)	264,938	19,059	211,783	5,113
Lorenzo Zecchetto	Affiliated	Sales (1)	-	-	7	6
Lucchetti S.A.	Common shareholders	Sales (1)	39,389	33,381	101,932	86,383
Minas El Tesoro	Common shareholders	Sales (1)	-	-	141,647	120,040
		Inventories (2)	975,169	-	-	-
Minera Los Pelambres	Common shareholders	Sales (1)	304,371	257,041	383,121	324,679
Minera Michilla	Common shareholders	Sales (1)	50,667	42,938	113,155	95,894
		Inventories (2)	331,997	-	536,612	-
		Financial income (3)	-	-	1,987	1,670
Peruplast	Investee	Inventories (2)	43,787	43,787	62,976	62,976
Quiñenco S.A. (a)	Parent company	Financial income (3)	7,525,441	(417,632)	7,456,126	(251,087)
Sociedad Inmobiliaria Del Norte	Common shareholders	Services (5)	16,117	(13,658)	1,358	-
Transportes CCU Ltda.	Common shareholders	Sales (1)	95,428	80,871	129,155	109,046
Viña San Pedro S.A.	Common shareholders	Sales (1)	68,588	58,126	70,404	59,576

(1) Sales

(2) Inventories

(3) Financial income

(4) Financial expense

(5) Administrative expense

    Balances payable to Quiñenco S.A. (Parent Company) relate to a long-term loan at a rate of TAB + 1.75% (6.5% in 2002) repayable in March 2010.
    The amounts receivable from Electromecánica Industrial S.A. relate a long-term loan at a rate of TAB + 1.75%.
    The amounts receivable from Inversiones Ontario S.A. related to a long-term loan at a rate of TAB + 1.75%.

The short-term receivable and payable balances correspond to the open accounts and are interest free.

NOTE 8. INVENTORIES

At December 31, 2002 and 2003 inventories, valued as described in Note 2.g., are as follows:
	2002	2003
	ThCh$	ThCh$

Finished products	17,062,232	16,332,326
Products in process	9,311,271	10,211,059
Raw materials	14,656,012	15,506,338
Supplies	5,969,966	5,841,302
Products in transit	1,661,628	1,305,385
Goods for resale	2,578,616	3,461,900

Total	51,239,725	52,658,310

NOTE 9. DEFERRED TAXES AND INCOME TAXES
  Recoverable taxes

  At December 31, 2002 and 2003, the detail of the income taxes receivable recorded by the Company and its subsidiaries as described in Note 2.i., is as follows:
	2002	2003
	ThCh$	ThCh$

First category income tax	(829,494)	(643,571)
Tax on disallowed expenses (Article 21 tax)	(26,729)	(70,479)
Subtotal	(856,223)	(714,050)

Estimated monthly tax payments	697,159	693,350
Tax credits for tax losses	385,103	177,700
Other credits	2,939,887	3,457,341
Total recoverable taxes	3,165,926	3,614,341

  Tax credits

  The balance of the Company's retained taxable profits which are entitled to credits for First Category Tax that will be granted to shareholders when dividends are distributed are as follows:
Year	No Credit	15% Credit
	ThCh$	ThCh$

1997	8,542,072	-
1998	3,066,790	11,538,488
1999	168,473	5,813,656
2000	385,342	1,238,814
2001	-	2,220,580
2002	218,769	-

  Deferred taxes

  Circular No. 1466 of SVS required the application of Technical Bulletin No. 60, as amended, starting January 1, 2000.

  At December 31, 2002 and 2003 the detail of accumulated balances from deferred taxes and their respective complementary accounts, net of amortization, is as follows:
	December 31, 2002				December 31, 2003
	Deferred tax asset		Deferred tax liability		Deferred tax asset		Deferred tax liability
	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
Temporary differences	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Allowance for uncollectible accounts	1,051,139	-	-	-	799,357	-	-	-
Vacations	117,848	-	-	-	117,570	-	-	-
Leased assets	-	-	64,815	2,259,148	-	-	46,391	2,226,654
Manufacturing expenses	-	-	472,048	-	-	-	481,023	-
Depreciation of property, plant and equipment	-	-	243,049	4,367,659	-	-	219,853	4,158,518
Severance indemnity	-	-	2,947	384,496	-	-	-	564,309
Others	452,965	265,846	46,831	260,415	327,710	157,332	-	154,803
Differential in placement of bonds	-	-	-	407,126	-	-	-	255,785
Collective negotiation bonus s/t and l/t	-	-	171,094	92,850	-	-	136,795	1,806
Provision for decrease in value of property, plant and equipment for sale	98,366	-	-	-	136,758	-	-	-
Provision of other current and long-term assets	-	384,701	-	-	264,932	279,894	-	-
Provision appraisal of other current assets	332,546	-	-	-	14,249	328,382	-	-
Software expenses	-	-	-	-	-	-	-	38,322
Provision for obsolescence of inventories	530,689	131,097	-	-	511,105	97,564	-	-
Provision for obsolescence of property,
plant and equipment	-	113,735	-	-	13,600	-	-	-
Deferred exchange differences	216,340	-	-	-	152,873	-	-	-
Realization value of property,plant and equipment	-	-	-	-	-	135,143	-	-
Tax losses	164,703	11,875,682	-	-	223,317	18,096,525	-	-
Complementary accounts -
net of accumulated amortization	(98,017)	(5,393,019)	(89,775)	(5,535,526)	(80,064)	(4,590,315)	(73,448)	(4,989,110)
Valuation allowance	-	(2,634,670)	-	-	-	(10,268,338)	-	-

Total	2,866,579	4,743,372	911,009	2,236,168	2,481,407	4,236,187	810,614	2,411,087

  Income taxes

The charge to results after recognizing deferred taxes in accordance with Circular No. 1466 of the Superintendency of Securities and Insurance, and Technical Bulletin No.60 of the Chilean Institute of Accountants, as amended, is as follows:
Item	2001	2002	2003
	ThCh$	ThCh$	ThCh$

Current tax expense (tax provision)	(2,278,093)	(829,494)	(643,571)
Adjustment for tax expenses (prior period)	6,295	(123,159)	13,678
Net effect of period's deferred tax assets and liabilities	(158,001)	716,872	(101,594)
Tax loss carryforward	3,522,536	1,114,367	6,806,412
Amortization of complementary accounts
of deferred assets and liabilities	1,636,082	1,031,411	193,367
Others	(29,447)	684,724	(70,479)
Totals	2,699,372	2,594,721	6,197,813

Valuation allowance	(3,134,046)	(1,178,350)	(7,790,225)

Total	(434,674)	1,416,371	(1,592,412)

NOTE 10. OTHER CURRENT ASSETS

The detail of other current assets is as follows:
	As of December 31,
Item	2002	2003
	ThCh$	ThCh$

Fixed assets held for sale (see Note 12)	10,617,572	6,241,666
Hedging results (Brazil)	2,343,419	-
Security deposits	441,025	827,465
Time deposits to guarantee loans	204,471	-
Bond discount	658,792	381,283
Commercial paper (*) (see Note 11)	-	9,103,363
Other	486,312	249,547

Total	14,751,591	16,803,324

(*) Includes repurchase agreements destined to repayment of series C bonds (Note 19).

NOTE 11. COMMERCIAL PAPER
Cod.	Date			Original	Transaction	Interest	Final	Identification	Market
	Start	Close	Counterpart	currency	amount	rate	value	of instrument	value

CRV	12.29.2003	01.05.2004	Bancoestado, Corredores de Bolsa S.A.	Ch$	516	2.76	516	EST0030101	516
CRV	12.29.2003	01.05.2004	Bancoestado, Corredores de Bolsa S.A.	Ch$	502,824	2.76	503,093	DPR	502,901
CRV	12.29.2003	01.05.2004	Bancoestado, Corredores de Bolsa S.A.	Ch$	678,788	2.76	679,152	DPR	678,892
CRV	12.29.2003	01.05.2004	Bancoestado, Corredores de Bolsa S.A.	Ch$	598,942	2.76	599,263	DPR	599,034
CRV	12.29.2003	01.05.2004	Bancoestado, Corredores de Bolsa S.A.	Ch$	232,230	2.76	232,355	DPF	232,266
CRV	12.29.2003	01.05.2004	Bancoestado, Corredores de Bolsa S.A.	Ch$	1,409	2.76	1,410	DPF	1,409
CRV	12.29.2003	01.05.2004	Bancoestado, Corredores de Bolsa S.A.	Ch$	596,693	2.76	597,013	DPR	596,784
CRV	12.30.2003	01.05.2004	BCI, Corredores de Bolsa S.A.	Ch$	181,367	3.00	181,457	BR	181,382
CRV	12.30.2003	01.05.2004	BCI, Corredores de Bolsa S.A.	Ch$	84,893	3.00	84,936	BR	84,900
CRV	12.30.2003	01.05.2004	BCI, Corredores de Bolsa S.A.	Ch$	73,740	3.00	73,777	PDBC	73,746
CRV	12.10.2003	01.07.2004	Santander, Corredores de Bolsa S.A.	US$	9,645	2.10	9,661	PDBC	9,657
CRV	12.10.2003	01.07.2004	Santander, Corredores de Bolsa S.A.	US$	3,650,138	2.10	3,656,102	PRD	3,654,610
CRV	12.10.2003	01.07.2004	Santander, Corredores de Bolsa S.A.	US$	1,863,243	2.10	1,866,275	PRD	1,865,525
CRV	12.10.2003	01.07.2004	Santander, Corredores de Bolsa S.A.	US$	620,980	2.10	621,994	PRD	621,741

CRV : Purchase agreement.

NOTE 12. PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment, valued as described in Note 2.j., 2.k. 2.l. and 2.m., are as follows:
	As of December 31,
	2002	2003
	ThCh$	ThCh$

Land	15,419,400	13,699,149

Industrial buildings	58,259,125	51,531,251
Works under construction	4,510,313	2,921,741
Others	329,821	-

Total buildings and infrastructure	63,099,259	54,452,992

Industrial machinery and equipment	241,852,144	201,065,496
Installations, machinery and equipment	8,363,990	7,190,684
Transportation equipment	1,693,876	1,257,048
Major and other spare parts (net)	1,046,754	272,143
Works under construction	1,413,710	290,573
In transit machinery	1,001,316	1,059,520

Total machinery and equipment	255,371,790	211,135,464

Leased fixed assets (Note 12; letter c)	13,439,290	14,273,361
Tools and supplies	2,547,400	2,237,074
Furniture and fixtures	6,434,098	5,553,261
Office equipment	4,369,608	3,800,998
Other property plant and equipment	3,932,675	3,091,467

Total other fixed assets	30,723,071	28,956,161

Technical reappraisal of land	3,507,613	4,499,135
Technical reappraisal of buildings and infrastructure	11,620,226	8,469,394
Technical reappraisal of machinery and equipment	2,080,492	2,080,490

Total technical reappraisal	17,208,331	15,049,019

Total property, plant and equipment	381,821,851	323,292,785

Depreciation:
Accumulated depreciation at beginning of year
Buildings and infrastructure	(15,765,487)	(14,442,200)
Machinery and equipment	(129,467,203)	(115,411,082)
Other fixed assets	(13,138,768)	(12,802,332)

Total accumulated depreciation at beginning of year	(158,371,458)	(142,655,614)

Accumulated depreciation of technical reappraisal at beginning of year:
Buildings and infrastructure	(2,724,028)	(2,689,577)
Machinery and equipment	(1,542,829)	(2,314,947)

Total acumulated depreciation of technical reappraisal at end of year	(4,266,857)	(5,004,524)

Depreciation for the period (operating cost)	(12,307,413)	(10,497,355)
Depreciation for the period (selling and administrative expenses)	(606,136)	(575,125)
Depreciation for the period not affecting the operating results	(3,025,163)	(1,800,691)

Total accumulated depreciation charged to income	(15,938,712)	(12,873,171)

Total accumulated depreciation at year end	(178,577,027)	(160,533,309)

Property, plant and equipment (net)	203,244,824	162,759,476

a) The direct subsidiary Alusa S.A. has a leaseback contract (Note 13).

b) On December 2001, the Board of Directors of the overseas subsidiary Metalúrgica Industrial Argentina S.A., decided to temporarily suspend the industrial activities of the Barracas and Quilmes plants; a similar decision was made regarding the Llavallol plant of its subsidiary Metacab S.A. given the current economic situation in Argentina. In the case of the subsidiary company H.B. San Luis S.A., the decision of its Board of Directors was the cessation of its industrial activity as a consequence of the expiration of the Industrial Promotion System of the San Luis Province where this company was incorporated. The Board of Directors of the parent company and those of its subsidiaries are continuously analyzing alternatives for the future activity, which in the case of Decker-Indelqui S.A. would be initially focused on the marketing of mostly imported goods from its related companies abroad.

During the last quarter of 2003, as a consequence of the good performance of copper pipe exports from Chile and the increase in Argentinean demand for such products, the indirect subsidiary Decker-Indelqui S.A. restarted its industrial activities with the production of copper pipes and metal casting at the plants of Barracas and Llavallol, respectively. This reopening resulted in an increase in personnel of approximately 50 persons, which include workers and administrators, aimed at production once normal operation level has been reached.

c) Leased fixed assets

c.1) Leasing contract Santiago Leasing

On December 31, 1997, the Subsidiary Armat S.A., entered into a leasing contract for Spaleck Polishing Equipment. This leasing contract is payable in 12 semiannual installments and the following are the main features of the contract:

Seller : Santiago Leasing

Purchaser : Armat S.A.

Assets involved : Spaleck Polishing Equipment

Purchase price : US$1,114,508.60

Final value of contract : US$1,174,200.00

Number of installments : 12

Contract period : From December 31, 1997 to December 1, 2004

Interest rate : 5.92% Semiannual

c.2) Leasing contract BCI Leasing

On June 18, 2000, the Subsidiary Armat S.A., entered into a leasing contract for Onan Electronic Transfer Panel. This leasing contract is payable over 36 months and the following are the main features of the contract:

Seller : BCI Leasing

Purchaser : Armat S.A.

Assets involved : Electronic transfer panel

Purchase price : US$65,385.00

Final value of contract : US$69,444.00

Number of installments : 36

Contract period : From June 21, 2001 to May 15, 2004

Interest rate : 0.5% monthly

c.3) Leasing contract Forum Servicios Financieros S.A.

On August 14, 2003, the Subsidiary Alusa S.A., entered into a leasing contract for a Honda vehicle. This leasing contract is payable over 36 months and the following are the main features of the contract:

Seller : Forum Servicios Financieros

Purchaser : Alusa S.A.

Assets involved : Honda vehicle

Purchase price : UF1,104.64

Final value of contract : UF1,362.34

Number of installments : 36

Contract period : From August 14, 2003 to August 14, 2006

Interest rate : 13.79% annual

d) Property, plant and equipment held for sale:

Property, plant and equipment held for sale is shown for the end of December 31, 2002 after adjusting to net realizable value the assets held for sale at December 31, 2002 and the related adjustments to realizable value during 2002 were as follows:
	Net value of	Adjustment
	assets held	to realizable
	for sale	value
	ThCh$	ThCh$

Land and building at Vicuña Mackenna 2935-2858 (Chile)	1,588,675	405,526
Land at Vicuña Mackenna 4665 (Chile)	1,000,430	397,025
Land and building at Ureta Cox 733 (Chile)	24,256	-
Land and building at Frankfort 5030 (Chile)	36,397	-
Avellaneda (Argentina) Plant	669,215	-
Santa Marta (Chile) Plant	1,706,669	-
Building Andres Bello (Chile)	14,375	2,440
Building Vitacura Tour (Chile)	945,341	-
Arujá (Brazil) Plant	1,129,788	-
Land and building Aisén 244 (Chile)	1,289,586	-
Land and foundry plant (Peru)	703,673	-
Carampangue 1620 (Chile) Plant	761,021	-
Chincha and Iquitos (Peru) Plant	362,952	-
Iquitos (Peru) Plant	62,256	-
Machinery and equipment (Peru)	125,463	-
Other	197,475	-

Total	10,617,572	804,991

Property, plant and equipment held for sale is shown for the end of December 31, 2003 after adjusting to net realizable value the assets held for sale at December 31, 2003 and the related adjustments to realizable value during 2003 were as follows:
	Net value of	Adjustment
	assets held	to realizable
	for sale	value
	ThCh$	ThCh$

Land and building at Vicuña Mackenna 2935-2858 (Chile)	1,302,998	285,677
Land at Vicuña Mackenna 4665 (Chile)	1,000,430	-
Land and building at Ureta Cox 733 (Chile)	24,256	-
Santa Marta (Chile) Plant (*)	1,706,669	-
Building Andres Bello (Chile)	14,375	-
Building Vitacura Tour (Chile)	945,341	-
Arujá (Brazil) Plant	1,129,788	-
Land and building Aisén 244 (Chile) (*)	1,289,622	-
Carampangue 1620 (Chile) Plant	761,021	-
Foundry plant (Peru)	123,315	-
Chincha (Peru) Plant	287,924	75,028
Machinery and equipment (Peru)	125,463	-
Machinery and equipment (Chile)	105,000	105,000
Other	421,755	141,074

Total	9,237,957	606,779

(*) This amounts are recorded under other long-term assets (see Note 16).

NOTE 13. LEASEBACK TRANSACTIONS

a. Leaseback contract Banco Corpbanca

On March 30, 2001, the subsidiary Alusa S.A., entered into a sale and leaseback contract on the Quilicura assets with Corpbanca in connection with restructuring its liabilities. The leaseback contract is repayable over 15 years and the following are the main features of the contract:

Seller : Alusa S.A.

Purchaser : Corpbanca

Assets involved : Buildings and plant located in Quilicura

Purchase price : UF 414,597

Final value of contract : UF 641,265

Number of installments : 180

Contract period : From March 30, 2001 to March 30, 2016

Interest rate : 6.20% semiannual

This transaction had no effect on results.

b. Leaseback contract Banco Security

On July 30, 2002, the subsidiary Alusa S.A., entered into a sale and leaseback contract on a Rotomec laminating machine, with Banco Security in connection with restructuring its liabilities. The leaseback contract is repayable over 36 months and the main features of the contract are as follows:

Seller : Alusa S.A.

Purchaser : Banco Security

Assets involved : Rotomec laminating machine

Purchase price : UF 8,335.08

Final value of contract : UF 9,203.00

Number of installments : 36

Contract period : From July 30, 2002 to July 30, 2005

Interest rate : 9.23% annual

This transaction resulted in a loss of ThCh$15,937 (historical) on the sale of the assets which was recognized in its entirety in the income statement.

c. Leaseback contract, Leasing Andino

On December 1, 2002, the indirect subsidiary Alufoil S.A., entered into a sale and leaseback transaction on a Weyhmuller coning machine. This operation was carried out with Leasing Andino with a 36 month repayment period in connection with restructuring its liabilities. The following are the main features of the contract:

Seller : Alufoil S.A.

Purchaser : Leasing Andino (Banco Chile)

Assets involved : Coning machine Weyhmuller

Purchase price : UF 5,052.45

Final value of contract : UF 5,614.75

Number of installments : 36

Contract period : From December 11, 2002 to December 11, 2005

Interest rate : 4.97% annual

This transaction resulted in a loss of ThCh$2,723 (historical) on the sale of the assets and which was recognized in the income statement.

d. Leaseback contract, Banco de Chile

On August 8, 2003, the company entered into a leaseback contract on a cylinder engraving line for printing flexible packaging (Equipo Sun). This operation was carried out with Banco de Chile with a 24 month repayment period in connection with restructuring its liabilities. The following are the main features of the contract:

Seller : Alusa S.A.

Purchaser : Banco de Chile

Assets involved : Cylinder engraving line

Purchase price : UF 9,716.14

Final value of contract : UF 10,124.50

Number of installments : 24

Contract period : From August 8, 2003 to August 8, 2005

Interest rate : 3.83% annual

This transaction had no effect on results.

e. Leaseback Agreement with Banco de Chile

On November 28, 2003, Alusa S.A., signed an agreement for the Valmet Rotomec SB-700 Laminating Machine. Said transaction was agreed with Banco de Chile for a 36-month term and its purpose was restructuring the Company's liabilities, with these characteristics:

Selling company : Alusa S.A.

Buying company : Banco de Chile

Goods involved : Valmet Rotomec SB-700 Machine

Purchase price : UF 37,059.70

Nominal value of contract : UF 40,104.00

Number of installments : 36 months

Term of the agreement: : From November 28, 2003 to December 28, 2006

Interest rate : 5.19% annual

This transaction resulted in a gain of Th$6,692 on sale of plan and equipment, which was recognized in the income statement.

NOTE 14. INVESTMENTS IN RELATED COMPANIES

Investments in related companies, valued under the equity method as indicated in Note 2.o., are as follows:

				Companies'							Book Value
		Ownership%		equity		Year's result		Equity in results			of Investment
Company	Country	2002	2003	2002	2003	2002	2003	2001	2002	2003	2002	2003
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Cobrecon Perú S.A.	Peru	33.3333	33.3333	2,830,917	2,176,118	160,766	(6,141)	(20,409)	53,589	(2,047)	943,638	725,372
Colada Continua
Chilena S.A.	Chile	41.0000	41.0000	3,445,427	3,398,560	1,098	(46,870)	819	450	(19,217)	1,412,625	1,393,408
Peruplast S.A.	Peru	25.0000	25.0000	19,175,504	15,842,003	423,781	153,831	(25,838)	105,945	38,458	4,793,876	3,960,501
Tech Pack S.A.	Peru	25.6199	25.6079	13,246,390	10,377,168	484,662	(190,662)	(6,041)	124,170	(48,825)	3,393,725	2,657,375

											10,543,864	8,736,656

NOTE 15. GOODWILL AND NEGATIVE GOODWILL

Goodwill and negative goodwill at December 31, 2002 and 2003, calculated as described in Note 2.p., are as follows:
	2001	2002		2003
Company			Goodwill		Goodwill
			(negative		(negative
			goodwill)		goodwill)
	Amortization	Amortization	balance	Amortization	balance
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Alumco S.A.	80,596	80,696	977,944	80,696	897,245
Alupack S.A.	5,512	5,519	60,253	5,519	54,734
Optel Argentina S.A. (Argentina) (Nota 2b(*))	440,441	79,772	1,459,738	-	-
Ficap S.A. (Brasil)	1,755,614	1,872,948	27,469,943	1,532,329	20,941,824
Indalum S.A.	1,501	21,008	-	-	-
Indeco S.A. (Perú)	152,994	192,491	2,924,660	157,485	2,235,285
Peruplast S.A. (Perú)	26,032	23,399	314,409	19,536	239,311
Tech Pack S.A. (Perú)	13,130	11,801	158,585	9,853	120,706
Vigaflex S.A.	38,256	38,303	453,260	38,304	414,955
Decker Indelqui S.A. (Argentina)	180,628	-	-	-	-
PIVSA Perú S.A.	7,366	-	-	-	-
	2,702,070	2,325,937	33,818,792	1,843,722	24,904,060

Emaplast S.A.	4,687	5,191	(55,969)	55,970	-
Indeco S.A. (Perú)	16,262	-	-	-	-
	20,949	5,191	(55,969)	55,970	-

NOTE 16. OTHER LONG-TERM ASSETS

The balance shown under other long-term assets at each year-end is as follows:
	As of December 31,
	2002	2003
	ThCh$	ThCh$

Non-current inventories year (net)	299,198	142,520
Bond discount (net)	1,736,067	1,123,333
Industrial development bond - Argentina	263,730	-
Fixed assets held for sale (net) (see Note 12)	-	2,996,291
Dispensable assets (net) - Argentina	3,168,252	2,983,815
Lawsuit deposits	342,693	284,171
Tax on minimum assumed income - Argentina	177,478	181,901
Recovery of tax benefits	1,400,534	1,030,239
Other	764,789	114,656

Totals	8,152,741	8,856,926

NOTE 17. SHORT - TERM LIABILITIES WITH BANKS AND FINANCIAL INSTITUTIONS

  Short term:

At December 31, 2002 and 2003, the short-term liabilities with banks and financial institutions classified by currency are as follows:
Bank or financial					Other foreign				$ Non-indexed
Institution	US dollars		Euros		currencies		UF		Chilean Pesos		Total
	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Banks in Chile
Abn Amro Bank	639,501	435,181	-	-	-	-	949,759	-	2,976,104	1,737,825	4,565,364	2,173,006
Bci	4,075,785	121,887	-	-	-	-	-	-	3,105,167	1,196,776	7,180,952	1,318,663
Bhif	40,200	-	-	-	-	-	-	-	660,072	646,431	700,272	646,431
Boston	5,460,368	178,853	-	-	-	-	1,717,549	-	1,805,705	-	8,983,622	178,853
Chile	434,992	226,536	-	-	-	-	-	-	2,107,072	435,867	2,542,064	662,403
Citibank	5,087,545	-	-	-	-	-	714,025	-	816,645	-	6,618,215	-
Corpbanca	726,976	-	-	-	-	-	1,290,332	-	-	-	2,017,308	-
Do Brasil	2,212,650	-	-	-	-	-	-	-	-	-	2,212,650	-
Dresdner Banque	1,579,596	-	137,236	-	-	-	-	-	-	-	1,716,832	-
Bank of America	4,358,303	-	-	-	-	-	-	-	-	-	4,358,303	-
Santander	10,428,699	-	-	-	-	-	-	-	-	-	10,428,699	-
Scotiabank	5,087,196	-	-	-	-	-	-	-	-	-	5,087,196	-
Security	-	-	-		-	-	1,072,824	-	2,443,484	878,615	3,516,308	878,615
Bice	-	-	-	-	-	-	-	-	2,788,907	430,153	2,788,907	430,153
Bancoestado	-	-	-	-	-	-	-	-	1,334,812	-	1,334,812	-
Banchile - Chile	-	-	-	-	-	-	-	-	-	182,019	-	182,019
	40,131,811	962,457	137,236	-	-	-	5,744,489	-	18,037,968	5,507,686	64,051,504	6,470,143

Bank or financial			Other foreign
Institution	US dollars		currencies		Total
	2002	2003	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Banks in Argentina
Citibank	15,965	-	12	-	15,977	-
Boston	1,575,289	570,048	943,098	-	2,518,387	570,048
BBA Creditanstalt	2,032,826	-	-	-	2,032,826	-

Subtotales	3,624,080	570,048	943,110	-	4,567,190	570,048

Banks in Perú
Citibank	732,022	-	-	-	732,022	-
Interbank - Perú	-	1,785,577	-	-	-	1,785,577
Nacional de París	436,839	-	-	-	436,839	-

	1,168,861	1,785,577	-	-	1,168,861	1,785,577

			Other foreign
	US dollars		currencies		Total
	2002	2003	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Banks in Brasil
ABC - Brasil	-	298,078	-	-	-	298,078
Alfa S/A	-		-	429,624	-	429,624
Banrisul	-	-	-	551,641	-	551,641
BNL	1,370,367	-	-	650,254	1,370,367	650,254
Do Brasil	-	297,828	-	-	-	-
Dresdner Banque	1,641,298	-	-	-	1,641,298	-
HSBC Bamerindus	1,552,358	-	207,573	-	1,759,931	-
Itaú Financ./ Itaú Finame	876,633	-	-	3,107,555	876,633	3,107,555
Santos Brasil	-	465,207	-	-	-	465,207
Sudameris	-	712,118	-	890,739	-	1,602,857
Tokyo-Mitsubishi	-	-	659,240	-	659,240	-

Subtotal	5,440,656	1,773,231	866,813	5,629,813	6,307,469	7,105,216

Banks in Uruguay
BBA Creditanstalt Uruguay	3,703,456	-	-	-	3,703,456	-
Comercial S.A Uruguay	1,504	-	-		1,504	-

Subtotals	3,704,960	-	-	-	3,704,960	-
					Other foreign				$ Non-indexed
	US dollars		Euros		currencies		UF		chilean Pesos		Total
	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Totals	54,070,368	5,091,313	137,236		1,809,923	5,629,813	5,744,489	-	18,037,968	5,507,686	79,799,984	16,228,812

Total oustanding principal	53,403,231	5,064,067	137,089	-	1,688,025	5,552,338	5,719,458	-	17,965,259	5,478,080	78,913,062	16,094,485

Average annual interest rate %	5.24	4.76	4.20	-	32.86	22.46	6.33	-	6.22	5.87

Long-term liabilities with banks and financial institutions - short-term portion

At December 31, 2002 and 2003, the current portion of long-term liabilities with banks and financial institutions classified by currency are as follows:
			Other foreign				$ Non-indexed
Bank or financial	US dollars		currencies		UF		Chilean Pesos		Total
Institution	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Banks in Chile
BancoEstado	7,325,460	-	-	-	-	930,347	-	-	7,325,460	930,347
BCI	7,272,402	-	-	-	177,126	409,645	-	-	7,449,528	409,645
Bice	5,089,563	-	-	-	-	28,195	-	-	5,089,563	28,195
Boston	3,670,564	232,183	-	-	-		-	-	3,670,564	232,183
Chile	3,713,354	-	-	-	-	1,036,947	-	-	3,713,354	1,036,947
Citibank	3,633,012	-	-	-	-	48,334	-	-	3,633,012	48,334
Corpbanca	4,870,736	31,730	-	-	-	6,789	-	-	4,870,736	38,519
Desarrollo	5,128,703	-	-	-	-	28,195	-	-	5,128,703	28,195
Dresdner Banque	-	-	287,110	-	-	10,894	-	-	287,110	10,894
Of América	-	24,725	-	-	-	-		-		24,725
Santander Santiago	-	-	-	-	14,861	73,595	-	-	14,861	73,595
Scotiabank	867,696	711,389	-	-	-	-	-	-	867,696	711,389
Security	-	-	-	-	657,040	940,630	-	-	657,040	940,630
Subtotal	41,571,490	1,000,027	287,110	-	849,027	3,513,571	-	-	42,707,627	4,513,598
Bank			Other foreign				$ Non-indexed
or financial	US dollars		currencies		UF		Chilean Pesos		Total
Institution	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Banks in Argentina
Citibank	22,076	-	-	-	-	-	-	-	22,076	-
	22,076	-	-	-	-		-	-	22,076	-

Banks in Peru
Crédito	1,233	267	-		-		-		1,233	267
	1,233	267	-	-	-	-	-	-	1,233	267

Bank			Other foreign				$ Non-indexed
or financial	US dollars		currencies		UF		Chilean Pesos		Total
Institution	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Banks in Brazil
ABN AMRO / Real	171,674	148,893	-	-	-	-	-	-	171,674	148,893
BankBoston	3,420,948	-	-	-	-	-	-	-	3,420,948	-
Frances Bras Itaú	30,696	-	-	-	-	-	-	-	30,696	-
HSBC Bameridos	1,556,216	-	-	-	-	-	-	-	1,556,216	-
Itaú Financ./ Itaú Finame	2,773,452	-	73,387	99,890	-	-	-	-	2,846,839	99,890
Safra Finame	-	-	55,716	58,433	-	-	-	-	55,716	58,433
Santander	525,479	455,768	-	-	-	-	-	-	525,479	455,768
Sudameris	2,453,331	-	-	-	-	-	-	-	2,453,331	-
Subtotal	10,931,796	604,661	129,103	158,323	-	-	-	-	11,060,899	762,984
Bank			Other foreign				$ Non-indexed
or financial	US dollars		currencies		UF		chilean Pesos		Total
Institution	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
In Other Countries
Boston Cayman-Island	5,450,124	30,906	-	-	-	-	-	-	5,450,124	30,906
Subtotal	5,450,124	30,906	-	-	-	-	-	-	5,450,124	30,906

			Other foreign				$ Non-indexed
	US dollars		currencies		UF		chilean Pesos		Total
	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Totals	57,976,719	1,635,861	416,213	158,323	849,027	3,513,571	-	-	59,241,959	5,307,755

Total outstanding principal	57,581,056	1,438,566	271,418	-	812,606	3,170,957	-	-	58,665,080	4,609,523

Average annual interest rate (%)	5.37	5.85	4.72	-	7.03	6.29

(*) The distribution by percentage, of total short-term liabilities with banks and financial institutions, separated by local and foreign currency, is as follows:
	2002	2003
	%	%
Local currency
Foreign currency	29.800	62.132
	70.200	37.868
Total
	100.000	100.000

NOTE 18. LONG-TERM LIABILITIES WITH BANKS AND FINANCIAL INSTITUTIONS

At December 31, 2002 and 2003, the long-term liabilities with banks and financial institutions are as follows:
										Average
	Currency	Total							Total	annual
	or	long term	More than 1	More than 2	More than 3	More than 5	More than 10 years		long term	interest rate
Bank or Financial	Indexation	2002	Up to 2 years	Up to 3 years	Up to 5 years	Up to 10 Years	Amount	Term	2003	%
Institution

ABN AMRO / Real Brasil	US$	233,861	63,777	-	-	-	-	-	63,777	8.42
BancoEstado Chile	UF	-	1,015,200	908,789	3,636,274	2,738,596	-	-	8,298,859	4.06
Boston I.Cayman	US$	-	-	233,808	935,236	1,596,026	-	-	2,765,070	3.41
BBA Credinstalt Austria	US$	1,814,490	-	-	-	-	-	-	-	-
BCI Chile	UF	365,742	-	675,839	4,068,305	4,613,411	-	-	9,357,555	3.07
Bice Chile	UF	-	-	280,832	1,123,328	1,917,017	-	-	3,321,177	2.59
Boston Argentina	US$	-	328,146	-	-	-	-	-	328,146	6.61
Boston Chile	US$	-	-	380,716	1,522,864	2,598,846	-	-	4,502,426	3.41
Chile Chile	UF	-	1,015,200	801,782	3,676,856	2,008,144	-	-	7,501,982	4.42
Citibank Chile	UF	-	-	481,427	1,925,708	3,286,315	-	-	5,693,450	2.59
Corpbanca Chile	US$	-	-	240,044	960,176	1,638,592	-	-	2,838,812	3.41
Corpbanca Chile	UF		-	67,623	270,492	461,608	-	-	799,723	2.59
Crédito Perú	US$	1,705,621	1,781,400	-	-	-	-	-	1,781,400	3.60
Desarrollo Chile	UF	-	-	280,832	1,123,328	1,917,017	-	-	3,321,177	2.59
Dresdner Banque Chile	UF	-	-	108,504	434,016	740,667	-	-	1,283,187	2.59
Itaú/Finame/Financiamento Brasil	Other	97,028	27,430	-	-	-	-	-	27,430	17.00
Of América Chile	US$	-	-	187,047	748,188	1,276,820	-	-	2,212,055	3.41
Safra Finame Brasil	Other	101,021	48,323	-	-	-	-	-	48,323	17.00
Santander Brasil	US$	788,216	214,956	-	-	-	-	-	214,956	3.31
Santander Santiago Chile	UF	234,618	16,686	593,386	2,341,438	4,075,845	-	-	7,027,355	2.72
Scotiabank Chile	US$	1,658,962	678,628	218,222	872,888	1,489,617	-	-	3,259,355	3.36
Security Chile	UF	2,157,331	493,874	295,073	1,812,608	235,527	-	-	2,837,082	5.94
Total		9,156,890	5,683,620	5,753,924	25,451,705	30,594,048	-	-	67,483,297

(*) The distribution by percentage, of total long-term liabilities with banks and financial institutions, separated by local and foreign currency, is as follows:
	2002	2003
	%	%

Local currency	1.43	14.47
Foreign currency	98.57	85.53

Total	100.00	100.00

NOTE 19. BONDS PAYABLE - SHORT AND LONG TERM

At December 31, 2002 and 2003, the detail of bonds with the public is as follows:

Registration					Payment dates				Country
or Identification		Indexation	Interest		Payment	Payment	Par value		where
Number	Series	unit	rates	Maturity	of Interest	of principal	2002	2003	placed
			%				ThCh$	ThCh$
Long-term Bonds - Current Portion
148	B	UF	6.00	08-01-2003	Half-Yearly	Half-Yearly	1,665,582	-	Chile
222	A1	UF	7.25	12-04-11	Half-Yearly	Half-Yearly	1,447,473	1,378,501	Chile
222	A2	UF	7.25	12-04-11	Half-Yearly	Half-Yearly	2,171,211	1,993,566	Chile
258	C1	UF	6.20	01-05-04	Half-Yearly	Half-Yearly	86,062	8,494,829	Chile
258	C2	UF	6.20	01-05-04	Half-Yearly	Half-Yearly	172,125	15,041,146	Chile

Total							5,542,453	26,908,042

Long-term Bonds
222	A1	UF	7.25	12-04-11	Half-Yearly	Half-Yearly	15,514,280	12,508,237	Chile
222	A2	UF	7.25	12-04-11	Half-Yearly	Half-Yearly	23,271,421	18,089,272	Chile
258	C1	UF	6.20	05-01-2004	Half-Yearly	Half-Yearly	8,455,781	-	Chile
258	C2	UF	6.20	05-01-2004	Half-Yearly	Half-Yearly	16,911,561	-	Chile

Total							64,153,043	30,597,509

NOTE 20. ACCRUED EXPENSES

Accruals included in these accounts are as follows:

  Current liabilities
Current liabilities	2002	2003
	ThCh$	ThCh$

Employee vacations	1,443,596	1,395,720
Electricity consumed and others	362,013	332,395
Salaries and fees	690,064	546,209
Export and import expenses	71,501	153,261
Severance indemnity - short-term (Note 21)	1,075,995	787,984
Freight and commissions on sales	465,731	293,477
General expenses	441,594	537,646
Out of court settlement of labor suit	452,352	412,849
Provision for construction in progress results (Uruguay)	259,010	200,135
Attorney's fees	1,012,684	82,766
Municipal taxes and others	918,095	158,214
Provision Optel Brasil expenses (Note 29 4b and Note 2b(*))	-	1,882,564
Others	239,949	448,246
Total	7,432,584	7,231,466

Long-term Liabilities	2002	2003
	ThCh$	ThCh$

Severance indemnities - long-term (Note 21)	1,586,757	910,631
Open cases and award - bonuses case (1)	2,983,378	2,678,224
Social security moratorium	38,690	5,269
ABL moratorium	71,588	59,591
Other	186,636	330,824

Total	4,867,049	3,984,539

  This item includes the liability associated with a labor lawsuit in which the Parent Company was the defendant. This liability will be paid to employees working for the Company at their retirement, while half-yearly installments will be paid to former employees. As a result, the total liability was discounted at an annual 7% rate considering the years pending to retirement and those associated with the former employees.

During the year uncollectible accounts for ThCh$467,129 were written off (ThCh$1,008,981 in 2002).

The following provisions are deducted from balance sheet accounts:
Provisions deducted from balance sheet accounts	2002	2003
	ThCh$	ThCh$
Current Assets :
Trade accounts receivable (Note 6)	6,725,276	5,794,623
Notes receivable (Note 6)	2,843,134	2,707,220
Other receivables (Note 6)	1,353,176	1,745,367
Inventories (Note 8)	4,332,930	3,804,283
Property,plant and equipment (Note 12)	9,409,229	6,885,402
Unrealized gains	14,027	39,497
Adjustment to property, plant and equipment - realizable value	1,242,411	284,424
Unrecoverable taxes - Uruguay	-	152,237

Property, plant and equipment:
Allowance for idle property, plant and equipment	-	1,724,873

Long-term Assets:
Inventories with no turnover during year	529,270	126,313
Lower value of inactive assets	-	479,355
Long-term receivables	2,262,945	1,646,438
Allowance for idle property plant and equipment	-	1,931,656
Allowance for valuation of property, plant and equipment - Argentina	4,741,181	3,384,660
Allowance for valuation of other assets - Argentina	1,043,298	1,032,968

NOTE 21. SEVERANCE INDEMNITIES

Madeco S.A. and certain of its subsidiaries have agreed with their personnel to the payment of an indemnity, equivalent to one month's base salary, for each year of service. This liability is presented as described in Note 2.t..

The movements in this account were as follows:
	2002	2003
	ThCh$	ThCh$

Balance at beginning of period	1,999,047	2,651,672
Increase - provision	2,362,625	174,331
Payments in the period	(1,698,920)	(1,127,388)

Balance at period-end	2,662,752	1,698,615

Presented in balance sheet in (Note 20):
Current liabilities - accrued expenses	1,075,995	787,984
Long-term liabilities - accrued expenses	1,586,757	910,631

Total	2,662,752	1,698,615

NOTE 22. MINORITY INTEREST

The minority interest in equity results at each year-end is as follows:
	Ownership of		Company information				Minority interest
	minority interest		Equity of Subsidiary		Income of Subsidiary		In Equity		In Income
	2002	2003	2002	2003	2002	2003	2002	2003	2001	2002	2003
	%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Alusa S.A.	24.0392	24.0392	36,700,921	34,486,478	(1,628,181)	2,097,358	8,822,608	8,290,273	1,068,012	391,401	(504,188)
Distribuidora Boliviana Indalum S.A.	5.7800	5.7800	342,492	166,046	(41,925)	(176,448)	19,796	9,597	9,830	2,423	10,199
Indalum S.A.	0.8447	0.8447	19,831,128	22,059,229	1,817,862	2,228,102	167,514	185,673	40,780	(15,355)	(18,754)
Indeco S.A. (1)	7.2620	7.0752	24,723,198	20,526,315	1,389,111	923,980	1,795,398	1,452,278	(95,559)	(100,877)	(65,373)
Ficap Optel Limitada (Note 2d (*))	50.0000	50.0000	5,424,678	3,060,079	(3,480,108)	(1,378,048)	2,712,339	-	309,382	1,740,054	-
Inversiones Alusa S.A.	30.7338	30.7338	4,084	4,445	(869)	362	1,255	1,366	359	267	(111)

Total							13,518,910	9,939,187	1,332,804	2,017,913	(578,227)

  Decrease in minority interest in Indeco S.A. due to increase of ownership by an increase in shares.

NOTE 23. SHAREHOLDERS' EQUITY

The changes in equity accounts were as follows (in historical amounts, with restatement of final balances at December 31, 2003 constant pesos for comparative purposes):
						Net income
	Number	Common	Share	Other	Retained	(loss) for
	of shares	stock	premium	reserves	earnings	the year	Total
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Balances at January 1, 2001	386,000,000	112,099,647	5,580,348	24,347,106	30,143,751	(16,786,404)	155,384,448
Allocation of 2000 net loss					(16,786,404)	16,786,404	-
Price-level restatement of equity accounts		3,475,090	172,991	754,760	414,078		4,816,919
Equity adjustment from foreign currency translation				13,237,856			13,237,856
Net loss for the year						(50,096,084)	(50,096,084)

Balances at December 31, 2001	386,000,000	115,574,737	5,753,339	38,339,722	13,771,425	(50,096,084)	123,343,139

Balances at January 1, 2002	386,000,000	115,574,737	5,753,339	38,339,722	13,771,425	(50,096,084)	123,343,139
Allocation of 2001 net loss					(50,096,084)	50,096,084	-
Price-level restatement of equity accounts		3,473,779	172,600	1,150,192	(1,089,739)		3,706,832
Capital increase	19,511,028	682,886					682,886
Equity adjustment from foreign currency translation				11,664,637			11,664,637
Net loss for the year						(40,165,867)	(40,165,867)

Balances at December 31, 2002	405,511,028	119,731,402	5,925,939	51,154,551	(37,414,398)	(40,165,867)	99,231,627

Balances at December 31, 2002 restated to
December 31, 2002 constant pesos		120,928,716	5,985,198	51,666,097	(37,788,542)	(40,567,527)	100,223,942

Balances at January 1, 2003	405,511,028	119,731,402	5,925,939	51,154,551	(37,414,398)	(40,165,867)	99,231,627
Allocation of 2002 net loss					(40,165,867)	40,165,867	-
Price-level restatement of equity accounts	3,714,577,380	1,373,332	111,218	511,546	(775,804)		1,220,292
Share inssuance expenses			(882,608)				(882,608)
Capital increase		66,862,392	28,251,570				95,113,962
Equity adjustment from foreign currency translation (e)				(30,379,930)			(30,379,930)
Net loss for the year						(16,734,324)	(16,734,324)

Balances at December 31, 2003	4,120,088,408	187,967,126	33,406,119	21,286,167	(78,356,069)	(16,734,324)	147,569,019

  Other reserves include increments arising from technical appraisals of certain assets made during 1979 and 1986 in accordance with instructions issued by the SVS and other reserves that may only be capitalized. Other reserves are summarized as follows:
	As of December 31,
	2002	2003
	ThCh$	ThCh$

Reserve resulting from appraisals of fixed assets	5,191,776	5,191,776
Reserve for future capitalization	4,070,689	4,070,689
Cumulative foreign currency translation adjustment	42,403,632	12,023,702

Total	51,666,097	21,286,167

  The cumulative foreign currency translation adjustment resulted from the adoptions in 1998, of BT64 and corresponds to the net differences between changes in the IPC and the devaluation or revaluation of the Chilean peso against the U.S. dollar at each year-end arising from foreign investments and related liabilities which have been designated as hedges, as per the following detail:
	For the years ended December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$

Balances as of January 1	16,851,005	30,622,347	41,983,793
Price-level restatement of investments applied during the year	19,388,388	799,596	419,839
Foreign exchange adjustments arising from liabilities
designated as hedges of foreign investments	(5,617,046)	10,561,850	(30,379,930)

Total	30,622,347	41,983,793	12,023,702

  Translation difference adjustment

  This relates to the difference between the variation in the Consumer Price Index and the variation in the U.S. dollar at year-end, for direct and indirect investments abroad and for the liabilities associated with such investments.

  The following is a detail of the reserve for translation adjustment calculated in accordance with Technicall Bulletin No.64 of the Chilean Institute of Accounts, which is included within Other reserves:
	Balance at			Balance at
	01/01/03	Investment	Liabilities	12/31/2003
	ThCh$	ThCh$	ThCh$	ThCh$

Alusa S.A.	3,613,250	36,133	(3,275,277)	374,106
Comercial Madeco S.A.-Argentina	2,616	26	(5,829)	(3,187)
Indeco S.A. - Perú	5,887,217	58,872	(4,031,330)	1,914,759
Metalúrgica e Industrial S.A. - Argentina	10,957,980	109,580	(423,530)	10,644,030
Metal Overseas S.A. - Islas Cayman	32,557,618	325,576	(18,509,197)	14,373,997
Indalum S.A.	155,150	1,552	-	156,702
Decker-Indelqui S.A.-Argentina (Account receivable)	5,347,240	53,472	(4,165,333)	1,235,379
Indeco S.A. - Perú (goodwill)	840,662	8,407	(531,891)	317,178
Banco Citibank (*)	(9,061,410)	(90,614)		(9,152,024)
Banco Boston	(2,348,051)	(23,481)	562,457	(1,809,075)
Banco Beal (*)	(1,484,824)	(14,848)	-	(1,499,672)
Banco of America (*)	(784,342)	(7,843)	-	(792,185)
Madeco Overseas (Private Placement) (*)	(3,699,313)	(36,993)	-	(3,736,306)

Total	41,983,793	419,839	(30,379,930)	12,023,702

  (*) Loans paid at December 31, 2003.

  Capital increase through the issuance of cash shares:

  As part of the process of the capital increase, approved by the Extraordinary Shareholders' Meeting held on November 14, 2002, the pre-emptive option term commenced on February 18, 2003 and 2,292,973,778 shares were subscribed and paid-in an average of Ch$24 each. Payments were as follows:
Date	Amount	Number of
	Ch$	shares
02/24/2003	642,072	26,753
03/04/2003	49,409,252,044	2,058,718,835
03/05/2003	728,472	30,353
03/07/2003	12,848,064	535,336
03/10/2003	22,024,104	917,671
03/11/2003	9,122,808	380,117
03/12/2003	12,960,000	540,000
03/13/2003	16,044,024	668,501
03/14/2003	107,960,928	4,498,372
03/17/2003	80,285,136	3,345,214
03/18/2003	107,117,304	4,463,221
03/19/2003	1,220,911,557	50,871,315
03/20/2003	306,276,442	12,761,518
03/21/2003	300,024	12,501
03/24/2003	7,872,480	328,020
03/31/2003	3,717,025,224	154,876,051

Total	55,031,370,683	2,292,973,778

  On June 20, 2003, 264,800,000 shares were subscribed and paid-in at CH$29 each on average. Payments were as follows:
Date	Amount Ch$	Number of Shares

06-20-2003	7,680,072,000	264,800,000

  On August 22, 2003, 1,156,803,602 shares were subscribed and paid-in at Ch$28 each on average. Payments were as follows:
Date	Amount	Number of shares

08/20/2003	32,402,520,044	1,156,803,602
  Share premium

a. In accordance with registration No. 679, dated February 7, 2003, with the Superintendency of Securities and Insurance, the value of each share was Ch$18. However, as mentioned in the preceding paragraph, there was a Ch$6 per share premium, totaling ThCh$28,251,570.

b. The Company incurred capital stock issuance expenses of ThCh$882,608, which were deducted from the share premium (Note 25).

NOTE 24. NON-OPERATING INCOME AND EXPENSES
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Non-operating income:
Interest income	1,996,618	1,585,938	1,114,271
Equity in earnings of related companies	819	284,154	38,458
Gains on sale of fixed assets	-	156,202	139,882
Gain on sale of Optel S.A. shares	3,932,050	-	-
Compensation received	5,742	-	-
Recovery of expenses	55,105	-	-
Gain from increased ownership in investments	-	-	7,371
Other	141,265	269,613	582,013
Total	6,131,599	2,295,907	1,881,995

Non-operating expenses:
Interest expense	22,099,040	19,282,582	12,461,680
Equity in losses of related companies	52,288	-	70,089
Amortization of goodwill	2,702,070	2,325,937	1,843,722

Adjustment to realizable value of assets held for sale	2,732,098	848,680	489,166
Provision and write-off of obsolete property, plant and equipment	194,671	1,692,075	1,680,636
Allowance for uncollectible accounts (Argentina)	-	1,166,629	-
Allowance for uncollectible debts	684,610	-	-
Severance indemnity	3,442,559	2,254,079	-
Labor lawsuits	3,958,395	326,330	45,993
Pending lawsuit (**)	-	-	335,960
Metacab pension	709,519	-	-
Depreciation of inactive assets (Argentina) (*)	-	3,284,965	1,984,140
Loss on contracts	905,233	-	-
Net loss on sale of property, plant and equipment	7,062	-	-
Fees-tax contingencies Ingewall Chile and recoverable taxes (Perú)	244,434	-	-
Allowance for valuation of assets in foreign subsidiaries (Ingewall and Uruguay)	3,398,330	516,562	483,135
Allowance for Aluflex S.A. restructuring and other assets	1,558,500	-	-
Allowance for Madeco S.A. restructuring	-	907,246	117,444
Allowance for valuation of property, plant and equipment (Argentina)	11,533,985	4,741,181	491,593
Allowance for valuation of other assets (Argentina)	1,412,382	3,622,231	329,601
Writte-off of tax incentives and other credits (Brazil)	-	373,586	-
Provision for subsidiary investment and expenses (Note 2d(*) and Note 28 4b))	-	-	4,917,485
Other	817,618	477,540	447,504
Total	56,452,794	41,819,623	25,698,148

(*) Corresponds to the depreciation of inactive assets (Note 12)

(**) In 2001, the Company resolved its labor dispute which involved two unions of Madeco Chile that stemmed from an interpretation of collective bargaining agreements in effect in 1989 and 1990. The Company registered provisions for the estimated flow of payments required over the upcoming years.

NOTE 25. EXPENSES FOR ISSUANCE AND PLACEMENT OF SHARES AND DEBT INSTRUMENTS

The expenses incurred and charged to shareholders' equity at December 31, 2003 from the issuance of 3,714,574,380 ordinary, single series, no-par value shares, registered in the Security Register on February 7, 2003 under No 679, are as follows (Note 23):
ThCh$

Comission for capital stock issurance	842,997
Expenses for financial advice	29,964
Fees-other expenses	9,647

Total expenses	882,608

NOTE 26. LOCAL AND FOREIGN CURRENCY

At December 31, 2002 and 2003, assets classified by currency, are as follows:

Assets
		Amount
Item	Currency	2002	2003
		ThCh$	ThCh$

Deferred taxes	Non-indexed Chilean pesos	1,553,709	1,241,769
	Argentine peso	287,170	278,220
	Brazilian real	114,691	98,030
	Peruvian sol	-	52,775
Other current assets	Non-indexed Chilean pesos	7,575,574	7,848,477
	Indexed Chilean pesos	687,673	405,689
	US dollars	1,771,779	6,696,867
	Argentine peso	-	48,129
	Brazilian real	3,490,844	1,338,359
	Peruvian sol	1,225,721	4,449,520
	Other currency	-	16,282
Property, plant and equipment
Land	Non-indexed Chilean pesos	6,009,061	6,000,211
	US dollars	9,410,339	7,698,938
Building and infraestructure	Non-indexed Chilean pesos	18,974,079	18,409,904
	US dollars	44,125,180	36,043,088
Machinery and equipment	Non-indexed Chilean pesos	89,801,660	84,466,304
	US dollars	165,570,130	126,669,160
Other property, plant and equipment	Non-indexed Chilean pesos	20,103,291	20,091,258
	US dollars	10,619,780	8,864,903
Surplus on technical reppraisal of property, plant and equipment	Non-indexed Chilean pesos	5,335,101	5,335,101
	US dollars	11,873,230	9,713,918
Depreciation (less)	Non-indexed Chilean pesos	(59,747,845)	(59,878,468)
	US dollars	(118,829,182)	(100,654,841)
Other assets
Investment in related companies	Non-indexed Chilean pesos	1,467,146	1,393,408
	US dollars	8,187,601	6,617,876
	Peruvian sol	889,117	725,372
Investment in other companies	Non-indexed Chilean pesos	19,310	15,846
	Argentine peso	1	-
	Brazilian real	73,154	40,917
	Peruvian sol	114,047	13,286
Goodwill	Non-indexed Chilean pesos	1,491,458	1,366,934
	US dollars	32,327,334	23,537,126
Negative goodwill	Non-indexed Chilean pesos	(55,969)	-
Long-term receivables	Non-indexed Chilean pesos	14,308	2,028
	Indexed Chilean pesos	664,534	159,087
	US dollars	220,475	43,941
	Argentine peso	12,524	28,395
	Brazilian real	203,257	229,709
Due from related companies	Indexed Chilean pesos	107,462	458,197
Deferred taxes	Non-indexed Chilean pesos	236,399	96,670
	Argentine peso	975,535	711,274
	Brazilian real	1,295,270	1,017,156
Intangibles	Non-indexed Chilean pesos	313,988	402,172
	US dollars	6,993	4,989
	Brazilian real	37,459	35,325

		Amount
Item	Currency	2002	2003
		ThCh$	ThCh$

Amortization (less)	Non-indexed Chilean pesos	(67,540)	(111,623)
	US dollars	(897)	(734)
Others	Non-indexed Chilean pesos	517,888	3,279,627
	Indexed Chilean pesos	2,284,162	1,125,190
	US dollars	-	2,948,185
	Argentine peso	4,956,904	1,096,384
	Brazilian real	387,598	402,688
	Peruvian sol	6,189	-
	Other currency	-	4,852

Total assets	Non-indexed Chilean pesos	129,632,391	130,598,813
	US dollars	205,441,981	174,095,117
	Argentine peso	9,640,908	3,965,043
	Brazilian real	26,412,535	18,904,637
	Peruvian sol	4,850,548	6,488,082
	Euros	861,527	779,892
	Other currency	-	767,714
	Indexed Chilean pesos	5,093,709	22,076,492

Current liabilities

At December 31, 2002 and 2003, current liabilities classified by currency, are as follows:
		Up to 90 days				More than 90 days up to 1 year
		2002		2003		2002		2003
			Annual		Annual		Annual		Annual
			average		average		average		average
			interest		interest		interest		interest
Item	Currency	Amount	rate	Amount	rate	Amount	rate	Amount	rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%

Short-term liabilities with banks	Indexed Chilean pesos	5,744,489	6.32	-	-	-	-	-	-
	Non-indexed Chilean pesos	18,037,968	5.60	5,286,101	5.96	-	-	221,585	5.50
	US dollars	39,488,987	3.87	3,176,900	2.07	14,581,381	5.03	1,914,413	4.53
	Euros	137,236	4.20	-	-	-	-	-	-
	Argentine peso	943,110	54.00	-	-	-	-	-	-
	Brazilian real	866,813	-	3,734,212	20.58	-	-	1,895,601	20.37
Long-term liabilities with banks	Indexed Chilean pesos	31,494	6.03	325,210	0.08	817,534	7.09	3,188,361	6.34
	US dollars	25,183,393	4.18	541,920	2.91	32,793,326	3.35	1,093,941	2.68
	Brazilian real	22,541	-	-	-	106,561	-	-	-
	Other currency	-	-	27,160	17.00	287,110	4.72	131,163	17.00
Bonds	Indexed Chilean pesos	840,971	6.00	-	-	4,701,482	7.01	26,908,042	6.33
Current portion of long-term liabilites	Indexed Chilean pesos	1,779	6.46	189,099	6.00	5,505	6.46	496,091	5.80
	Non-indexed Chilean pesos	25,760	-	-	-	-	-	-	-
	US dollars	6,090	11.28	-	-	10,540	11.28	-	-
Dividends paid	Non-indexed Chilean pesos	75,673	-	31,606	-	-	-	-	-
	Brazilian real	209,563	-	-	-	-	-	-	-
Accounts payable	Indexed Chilean pesos	107,959	-	44,053	-	-	-	-	-
	Non-indexed Chilean pesos	5,031,950	-	4,856,136	-	-	-	127,250	-
	US dollars	3,409,765	-	3,449,925	-	307,173	-	186,947	-
	Euros	12,607	-	22,258	-	-	-	-	-
	Argentine peso	391,877	-	253,383	-	-	-	-	-
	Peruvian sol	203,777	-	40,638	-	96,391	-	-	-
	Other currency	40,589	-	6,276	-	-	-	-	-
Notes payable	Indexed Chilean pesos	25,982	-	-	-	-	-	-	-
	Non-indexed Chilean pesos	-	-	590,407	-	-	-	420,000	-
	US dollars	6,215,588	-	5,475,686	-	324,147	-	68,498	-
	Argentine peso	110,318	-	1,857	-	-	-	-	-
	Brazilian real	2,202,613	-	1,796,099	-	-	-	-	-
Other payables	Indexed Chilean pesos	124,295	2.43	2,326	-	328,477	2.80	-	-
	Non-indexed Chilean pesos	80,657	-	92,667	-	37,345	-	7,970	-
	US dollars	50,361	5.21	179,890	7.79	328,551	6.02	-	-
	Argentine peso	13,878	-	12,846	-	-	-	-	-
	Brazilian real	118,278	-	46,900	-	-	-	-	-
	Peruvian sol	163,301	-	298,365	-	-	-	-	-
Due to related companies	Non-indexed Chilean pesos	255,924	-	384,430	-	-	-	-	-
	US dollars	38,886	-	31,483	-	-	-	-	-
	Indexed Chilean pesos	-	-	63,299	-	6,018,051	6.50	-	-
Accruals	Non-indexed Chilean pesos	3,031,738	-	2,338,977	-	230,262	-	281,342	-
	Indexed Chilean pesos	559,480	-	414,540	-	-	-	-	-
	US dollars	1,214,016	-	1,755,482	-	1,503	-	-	-
	Argentine peso	406,189	-	727,579	-	-	-	-	-
	Brazilian real	737,558	-	1,323,302	-	-	-	-	-
	Euros	9,021	-	-	-	-	-	-	-
	Peruvian sol	28,351	-	372,085	-	419,018	-	-	-
	Other currency	795,448	-	18,159	-	-	-	-	-
Withholdings	Non-indexed Chilean pesos	625,034	-	655,354	-	-	-	-	-
	US dollars	88	-	-	-	-	-	-	-
	Argentine peso	128,835	-	110,079	-	-	-	-	-
	Brazilian real	1,046,724	-	563,924	-	-	-	-	-
	Other currency	-	-	4,584	-	-	-	-	-
	Peruvian sol	115,663	-	102,413	-	-	-	-	-
Unearned income	Non-indexed Chilean pesos	-	-	1,542,140	-	-	-	-	-
	Indexed Chilean pesos	-	-	-	-	-	-	-	-
	Argentine peso	229,563	-	28,504	-	-	-	-	-
	Peruvian sol	-	-	25,947	-	59,906	-	-	-
	US dollars	16,357	-	-	-	-	-	-	-
Other current liabilities	Argentine peso	106,281	-	366,199	-	-	-	-	-
	Brazilian real	407,200	-	158,870	-	-	-	-	-
	Non-indexed Chilean pesos	107,100	-	108,735	-	-	-	-	-

Total current liabilities
	Indexed Chilean pesos	7,436,449		1,038,527		11,871,049		30,592,494
	Non-indexed Chilean pesos	27,271,804		15,886,553		267,607		1,058,147
	US dollars	75,623,531		14,611,286		48,346,621		3,263,799
	Euros	158,864		22,258		-		-
	Argentine peso	2,330,051		1,500,447		-		-
	Brazilian real	5,611,290		7,623,307		106,561		1,895,601
	Other currency	836,037		56,179		287,110		131,163
	Peruvian sol	511,092		839,448		575,315		-

Long-term liabilities

At December 31, 2002 and 2003, long-term liabilities classified by currency, are as follows:

2002
		1 to 3 years		3 to 5 years		5 to 10 years		Beyond 10 years
Item	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
		ThCh$		ThCh$		ThCh$		ThCh$

Long-term liabilities with banks	Indexed Chilean pesos	2,295,101	6.71	296,841	7.78	138,661	6.90	27,088	6.90
	US dollars	6,201,152	3.41	-	-	-	-	-	-
	Brazilian real	198,047	12.73	-	-	-	-	-	-
Bonds payable	Indexed Chilean pesos	33,131,878	6.45	8,931,206	7.25	22,089,959	7.25	-	-
Notes payable	US dollars	113,301	12.25	1,561	7.83	-	-	-	-
Other receivables	Indexed Chilean pesos	1,441,614	2.81	1,396,748	2.73	2,597,820	2.70	802,853	2.70
	US dollars	386,036	7.46	44,216	1.09	-	-	-	-
Due to related companies	Indexed Chilean pesos	1,453,789	6.50	-	-	-	-	-	-
Accrued expenses	Non-indexed Chilean pesos	353,311	4.36	70,202	7.00	503,317	2.77	781,419	6.64
	Indexed Chilean pesos	88,049	2.84	80,108	7.00	283,949	7.00	1,918,155	7.00
	Brazilian real	214,647	-	-	-	-	-	-	-
	Other currency	12,837	-	-	-	-	-	-	-
	Argentine peso	561,055	-	-	-	-	-	-	-
Other long-term liabilities	US dollars	265,848	-	-	-	-	-	-	-
	Argentine peso	276,598	-	-	-	-	-	-	-

Totals	Indexed Chilean pesos	38,410,431	-	10,704,903	-	25,110,389	-	2,748,096	-
	US dollars	6,966,337	-	45,777	-	-	-	-	-
	Brazilian real	412,694	-	-	-	-	-	-	-
	Non-indexed Chilean pesos	353,311	-	70,202	-	503,317	-	781,419	-
	Other currency	12,837	-	-	-	-	-	-	-
	Argentine peso	837,653	-	-	-	-	-	-	-

2003
		1 to 3 years		3 to 5 years		5 to 10 years		Beyond 10 years
Item	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
		ThCh$		ThCh$		ThCh$		ThCh$

Long-term liabilities with banks	Indexed Chilean pesos	7,035,047	4.70	20,412,353	3.88	21,994,147	2.62	-	-
	US dollars	4,326,744	3.77	5,039,352	3.41	8,599,901	3.41	-	-
	Other currency	75,753	17.00	-	-	-	-	-	-
Bonds payable	Indexed Chilean pesos	7,271,841	7.25	8,364,482	7.25	14,961,186	7.25	-	-
Notes payable	US dollars	66,039	10.39	-	-	-	-	-	-
Other receivables	Indexed Chilean pesos	1,697,214	5.97	892,994	6.20	2,774,764	6.20	1,015,107	6.20
	US dollars	176,072	9.37	-	-	-	-	-	-
Due to related companies	Indexed Chilean pesos	-	-	-	-	7,456,126	2.59	-	-
Accrued expenses	Non-indexed Chilean pesos	297,811	1.39	31,581	7.00	56,006	7.00	640,019	6.42
	US dollars	49,693	-	-	-	-	-	-	-
	Indexed Chilean pesos	230,598	5.41	168,913	7.00	299,551	7.00	1,440,242	7.00
	Brazilian real	431,760	-	-	-	-	-	-	-
	Other currency	11,376	-	-	-	-	-	-	-
	Argentine peso	326,989	-	-	-	-	-	-	-
Other long-term liabilities	Argentine peso	1,504,714	-	-	-	-	-	-	-

Totals	Indexed Chilean pesos	16,234,700	-	29,838,742	-	47,485,774	-	2,455,349	-
	US dollars	4,618,548	-	5,039,352	-	8,599,901	-	-	-
	Other currency	87,129	-	-	-	-	-	-	-
	Non-indexed Chilean pesos	297,811	-	31,581	-	56,006	-	640,019	-
	Brazilian real	431,760	-	-	-	-	-	-	-
	Argentine peso	1,831,703	-	-	-	-	-	-	-

NOTE 27. STATEMENTS OF CASH FLOWS

Cash and cash equivalents consist of the following:
	2001	2002	2003
	ThCh$	ThCh$	ThCh$

Cash	2,801,671	3,695,724	2,037,981
Time deposits	1,402,214	4,140,564	3,069,090
Marketable securities (See Note 5)	-	-	314,022
Other current assets (commercial paper)	421,380	-	-

Total	4,625,265	7,836,288	5,421,093

NOTE 28 HEDGE CONTRACTS

At December 31, 2002 and 2003 the detail of hedge contracts, recorded in conformity with Note 2.z., is as follows:
			Maturity		Purchase	Hedged Amount		Value of	Affected book accounts
Type of	Type of	Contract	or		/ Sale	or transaction		hedge	Asset/Liability		Effect on Income
hedge	contract	Amount	expiry	Specific item	position	Name	Amount	amount	Name	Amount	Realized	Unrealized
							ThCh$			ThCh$	ThCh$	ThCh$

S	CCPE	116.979	I - 2004	US$/Brazilian real	P	Inventories (CU)	116,979	116,979	Other current liabilities	1,273	(1,273)	-
S	CCPE	469.102	I - 2004	US$/Brazilian real	P	Inventories (CU)	469,102	469,102	Other current liabilities	13,722	(13,722)	-
S	CCPE	234.551	I - 2004	US$/Brazilian real	P	Inventories (CU)	234,551	234,551	Other current liabilities	6,143	(6,143)	-
S	CCPE	234.551	I - 2004	US$/Brazilian real	P	Inventories (CU)	234,551	234,551	Other current liabilities	6,851	(6,851)	-
S	CCPE	206.049	I - 2004	US$/Brazilian real	P	Inventories (CU)	206,049	206,049	Other current liabilities	6,354	(6,354)	-
S	CCPE	267.804	I - 2004	US$/Brazilian real	P	Loan	267,804	267,804	Other current liabilities	15,917	(15,917)	-
S	CCPE	165.670	I - 2004	US$/Brazilian real	P	Inventories (CU)	165,670	165,670	Other current liabilities	5,785	(5,785)	-
S	CCPE	440.600	I - 2004	US$/Brazilian real	P	Inventories (CU)	440,600	440,600	Other current liabilities	15,623	(15,623)	-
S	CCPE	211.987	I - 2004	US$/Brazilian real	P	Inventories (CU)	211,987	211,987	Other current liabilities	7,428	(7,428)	-
S	CCPE	124.104	I - 2004	US$/Brazilian real	P	Inventories (CU)	124,104	124,104	Other current liabilities	3,331	(3,331)	-
S	CCPE	124.104	I - 2004	US$/Brazilian real	P	Inventories (CU)	124,104	124,104	Other current liabilities	3,333	(3,333)	-
S	CCPE	400.221	I - 2004	US$/Brazilian real	P	Inventories (CU)	400,221	400,221	Other current liabilities	10,328	(10,328)	-
S	CCPE	201.892	I - 2004	US$/Brazilian real	P	Inventories (CU)	201,892	201,892	Other current liabilities	5,465	(5,465)	-
S	CCPE	41.566	I - 2004	US$/Brazilian real	P	Inventories (CU)	41,566	41,566	Other current liabilities	1,125	(1,125)	-
S	CCPE	153.200	I - 2004	US$/Brazilian real	P	Inventories (CU)	153,200	153,200	Other current liabilities	4,150	(4,150)	-
S	CCPE	165.076	I - 2004	US$/Brazilian real	P	Inventories (CU)	165,076	165,076	Other current liabilities	4,471	(4,471)	-
S	CCPE	360.437	I - 2004	US$/Brazilian real	P	Inventories (CU)	360,437	360,437	Other current liabilities	9,141	(9,141)	-
S	CCPE	296.900	I - 2004	US$/Brazilian real	P	Loan	296,900	296,900	Other current liabilities	7,548	(7,548)	-
S	CCPE	206.642	I - 2004	US$/Brazilian real	P	Inventories (CU)	206,642	206,642	Other current liabilities	5,087	(5,087)	-
S	CCPE	207.236	I - 2004	US$/Brazilian real	P	Inventories (CU)	207,236	207,236	Other current liabilities	5,102	(5,102)	-
S	CCPE	178.140	I - 2004	US$/Brazilian real	P	Inventories (CU)	178,140	178,140	Other current liabilities	4,385	(4,385)	-
S	CCPE	98.571	I - 2004	US$/Brazilian real	P	Inventories (CU)	98,571	98,571	Other current liabilities	2,427	(2,427)	-
S	CCPE	239.895	I - 2004	US$/Brazilian real	P	Inventories (CU)	239,895	239,895	Other current liabilities	5,899	(5,899)	-
S	CCPE	220.300	I - 2004	US$/Brazilian real	P	Inventories (CU)	220,300	220,300	Other current liabilities	5,417	(5,417)	-
FR	CCTE	84.795	I - 2004	LME - AL	P	Inventories (AL)	84,795	84,795	Other receivables	3,829	3,829	-
FR	CCTE	84.795	I - 2004	LME - AL	P	Inventories (AL)	84,795	84,795	Other receivables	2,427	2,427	-

CCTE : Contract for hedge of future items

CCPE : Contract for hedge of existing items

FR : Forward

S : Swap

NOTE 29. CONTINGENCIES, COMMITMENTS AND COVENANTS

Madeco S.A.
  Guarantees, levies, contingencies and commitments.
    Deposits, performance bonds and securities supplied as collateral for normal business activity amount to Th$305,254 (Th$247,604 in 2002).
    There are no guarantees extended to third parties.
    At December 31, 2003, the Company has financial instrument repurchase contracts destined to the repayment of Series C bonds (Note 18), for ThCh$9.103.363.
  Lawsuits

  At December 31, 2003, there are open lawsuits in which the Company is the defendant that arise in the normal course of its activities and which, in the opinion of the Company's legal counsel, do not pose any risk of significant losses.

  Restrictions on the Company's conduct and financial covenants

  At December 31, 2003, the Company has to comply with several financial ratios, the principal terms of which are as follows:

    Bonds
    The Company shall maintain a current liquidity ratio greater than 0.7 (Series C Bonds) and greater than 1.0 (Series A Bonds).
    The Company shall maintain shareholders' equity equal to, or greater than, UF7,000,000 (Series A and C Bonds).
    The Company's debt/equity ratio (debt due to third parties/Shareholders' equity plus minority interest) shall be at least 1.8 (Series A and C Bonds).
    The Company's unencumbered assets must be at least 1.2 times the outstanding balance of the bond issues (Series A and C Bonds).
    The short-term/long-term liability ratio over the Company's net shareholders' equity must be at least 2.00, as from March 31, 2003; and total current assets shall be greater than total current liabilities (Series B Bonds).

    Repayment of bank borrowings or the rescheduling obtained as a result of the Company's financial restructuring may not commence before January 1, 2005. The maximum repayment of bank borrowing which the Company has at the Parent Company only level, is the capital contribution paid in cash of the capital increase approved by the transactions shareholders' meeting held on November 14, 2002.
    Quiñenco S.A., the Companys' majority shareholder, shall maintain that status by having direct or indirect ownership of at least 40%, pursuant to article 97 of the Chilean Securities Act. Nevertheless, at all times, Quiñenco S.A. has to maintain a direct interest of at least 35%.
    The Company shall maintain until the effective date of the contract for the issue of Series B bonds (August 1, 2003) all assets free from any kind of encumbrance, except for guarantees established on assets to finance price balances.
    The Company may not sell, nor allow to be sold, ceded in use of and/or usufruct, and/or otherwise dispose of, essential assets representing more than 40% of total consolidated assets (Series A and C Bonds), or its own or subsidiaries' assets that would be essential for efficient conduct of the Company's operations or business (Series B Bonds).
    The Company shall allocate the proceeds which it obtains as a result of its business cycle, from new borrowings or from the disposal of any of its assets, to the voluntary prepayment of its financial indebtedness with third parties, trying to optimize the debt costs and to maintain a reasonable equilibrium between the distinct groups of creditors. This shall occur after deducting the amounts required for the Company to make payments of must make to satisfy operating, financial and investing commitments in the ordinary course of its normal busines, as well as to comply with its long-term financial commitments.
    Borrowings from Banks

In light of the modifications and rescheduling of borrowings agreed upon by and between Madeco and the creditor banks, and as long as the payment of any balance of bank borrowing owed as a result of the rescheduling contract and the rescheduled loans is pending, the Company shall be obliged to comply with the following:
    The Company shall prepay all of its rescheduled bank loans in the event that the Luksic group ceases to own, whether directly or indirectly, at least 50.1% of the voting shares, or no longer has control over the Company. (Control: Ability to elect the majority of members of the Board of Directors/ Ability to determine the outcome of a vote in all matters requiring approval by the absolute majority of the Company's voting shares./ Ability to exercise, whether directly or indirectly, a decisive influence on the Company's management or policies).
    Obligations on the Company:

    b.1 To preserve and maintain the corporate existence of all of its principal subsidiaries (Alusa S.A., Indalum S.A., Ficap S.A. and Indeco S.A.) as well as their legal structure, such as these rights, properties, licenses, trademarks, permits, franchises, concessions or patents.

    b.2 To destine the resources it obtains from its business cycle, from new borrowings or from the disposal of any of its assets to the voluntary prepayment of its financial debts with third parties other than individuals or legal entities related to the Company, except for Banco de Chile, trying to optimize the debt costs and to maintain a reasonable equilibrium between the distinct groups of creditors. This shall occur after deducting the amounts required for the Company to make payments it must make to satisfy operating, financial and investing commitments in the course of its normal business, as well as to comply with its long-term financial commitments.

    b.3 To comply with the following financial ratios calculated on the basis of individual and consolidated financial statements:

    b.3.1 The Net Financial Debt/Adjusted Shareholders' Equity (as defined) ratio shall not be greater than 1.8 as of the last day of each quarters individual and consolidated financial statements.

    Adjusted Shareholders' Equity shall be understood to be shareholders' equity plus minority interest (as defined) excluding the losses and/or negative effects from the disposal of fixed assets and disposable assets of the Company and/or of its subsidiaries, the disposal of subsidiaries, the valuation allowances for fixed assets and disposable assets of the Company and/or of its subsidiaries, and the valuation allowances for investments abroad.

    b.3.2 The Minimum Amount of Adjusted Shareholders' Equity shall not be less than UF7,000,000 at December 31 of each year. Notwithstanding, starting with the consolidated local GAAP financial statements as of June 30, 2005 and thereafter, on the last day of each quarter the Company shall maintain an Adjusted Shareholders' Equity not less than UF 7,000,000.

    b.3.3 The liquidity ratio shall be greater than 1.0 on the last day of each quarter on the basis of the consolidated and individual financial statements.

    b.3.4 The Consolidated Ebitda/Consolidated Financial Expenses ratio shall be equal to, or greater than, 1.5 as presented in the consolidated local GAAP financial statements as of December 31, 2005 through that as of December 31, 2006.

    b.3.5 The Consolidated Ebitda/Consolidated Financial Expenses ratio shall be equal to, or greater than, 1.75 as presented in the consolidated local GAAP financial statements as of December 31, 2006 through that as of December 31, 2007.

    b.3.6 The Consolidated Ebitda/Consolidated Financial Expenses ratio shall be equal to, or greater than, 2.0 as presented in the consolidated local GAAP financial statements as of December 31, 2007 through that of December 31, 2009.

    b.3.7 The Net Consolidated Financial Debt/Consolidated Ebitda ratio shall be equal to, or less than, 8.0 as presented in consolidated local GAAP financial statements as of December 31, 2005 through that of December 31, 2006.

    b.3.8 The Net Consolidated Financial Debt/Consolidated Ebitda ratio shall be equal to, or less than, 7.0 as presented in the consolidated local GAAP financial statements as of December 31, 2006 through that of December 31, 2007.

    b.3.9 The Net Consolidated Financial Debt/Consolidated Ebitda ratio shall be equal to, or less than, 6.0 as presented in the consolidated local GAAP financial statements as of December 31, 2007 through that of December 31, 2009.

    b.4 To distribute dividends, provided only each and everyone of the following conditions are met:

    b.4.1 At least 4 years have elapsed since the date on which the conditions are met -i.e., from March 4, 2003.

    b.4.2 No cause for non-compliance, or any non-compliance should have occurred.

    b.4.3 The Net Consolidated Financial Debt/Consolidated Ebitda ratio shall be equal to, or less than, 4.0.

    In addition to the above, the Company shall comply with the provisions of article No. 69 of the Chilean Law on Corporation.

    What the Company is obliged not to do:

    c.1 It may not establish, or allow, burdens on its lands or buildings and neither may the subsidiaries on intellectual property or any other tangible or intangible assets existing at the date of the debt renegotiations or that may be acquired in the future, except certain exceptions such as: i) burdens, ii) burdens related to the normal corporate activity, iii) funding related to the acquisition of assets, iv) leasing, and v) other.

    c.2 It may not enter into any contract or action tending towards subsidiaries' merger, vertical combination or split, except that (i) the Administrative Agent is notified of the adoption or agreements necessary for vertical such merger, combination or split (ii) a noncompliance is not verified or maintained once the operation is completed; (ii) the new entity has the same corporate purpose, operation, essential assets, rights and risk classification that the respective Company or Significant Subsidiary had; (iii) the new company assumes all the obligations assumed by the respective Company or Significant Subsidiary in the lending agreement; and (iv) in the event of liquidation of a Significant Subsidiary, the Company has determined that this is its better interest and that it does not substantially affect the creditors' rights.

    c.3 It may not sell, cede in property and/or use and/or in any other way, dispose, through an operation or series of operations to an entity that is not a subsidiary, essential assets representing more than 20% of total consolidated assets (as defined).

    c.4 The Company and its subsidiaries may not enter into acts on contracts, or set of contracts with related entities, except in the ordinary course of business and under terms and conditions that should not be less advantageous than those that it would have asecured in an arm's length transaction. The Company will not be able to grant financial credits to the subsidiaries that exceed US$ 3.5 million in the aggregate. Likewise, the disposal of subsidiaries to related entities has to be made in conditions and prices not less than market, in accordance with the report issued by two independent valuators.

    c.5 It may not significantly change the nature of its or its significant subsidiaries' main line of business.

    c.6 The Company and its subsidiaries are obliged to not (i) modify or allow modifications to the conditions of any debt that does not have preference with regard to the Company's other debts, including modifications to any contract for bond issuance, credit agreement or establishment of a guarantee that is related to such debts, except that such debts may reflect new terms and conditions prevailing in the market; and (ii) modify or allow modifications to the by - laws that may imply significant the alterations to the creditors' rights under the credit contract.

    c.7 The Company and its subsidiaries may not grant personal guarantees to act as a surety of third parties' obligations, except for certain exceptions.

    c.8 The Company and its subsidiaries may not acquire majority interests in other companies or minority interests whose acquisition is individually or in the aggregate greater than one million dollars, except for certain exceptions.

    Early calling of the loans

    Any creditor may demand, at his choice, the payment of past-due installment(s) or the total settlements of the outstanding, in the event of it (them) becoming past-due or simple delay in the payment of all or part of the amount due in virtue of the bank debt renegotiation contracts.

    The major Banks may declare the capital, interest and any other amount, as past due or payable immediately, if any of the following cases or events, assignable or not to the Company, occur:

e.1 If the Company does not settle any debt or obligation in cash, for principal, interest, premiums or other items, whose amount is greater than one million dollars individually or in the aggregate.

e.2 If the subsidiaries Alusa S.A. or Indalum S.A. do not pay any debt or obligation in cash (after three years have elapsed since the renegotiation came into effect) for capital, interests, premiums or other items that are higher than three million five hundred thousand dollars, individually or in the aggregate.

e.3 If the subsidiaries Ficap S.A or Indenco S.A do not settle any debt or obligation in cash for principal, interest, premiums or other items whose amount is greater than three million five hundred thousand dollars individually or in the aggregate, as long as the respective creditor(s) have demanded in writing the acceleration of the settlements such debt or obligation and have requested Ficap S.A. or Indeco S.A. to pay the total of such debt, declaring it in the way currently payable and past-due.

e.4 If any firm sentence or seizure action is handed out against the Company or any of its Significant Subsidiaries, that requires the payment of an amount equal to or greater than three million dollars and such amount is unpaid.

e.5 If a seizure action is handed down against the Company or any of its subsidiaries with a non-monetary result, but from which an important adverse effect may be reasonably expected.

e.6 In the event the Company does not comply with any of its obligations or enters into transactions prohibited under the contract.

e.7 In the event that for any circumstance, the Company ceases to be registered in the Register of Securities of the Superintendency of Insurance and Securities.

e.8 If the Company ceases to be the beneficial owner, directly or indirectly, of at least 51% of the voting right common shares issued by any of its subsidiaries Indalum S.A., Indeco S.A. and Ficap S.A.
  Other Contingencies:
  In Brazil there are two pending lawsuits against the previous owner of Ficap S.A., from the period prior to Madeco S.A. acquiring this subsidiary in 1997. It is estimated that the total for lawsuits is equivalent to approximately US$10 million. Madeco S.A. has a personal guarantee from the previous owner and Ficap S.A., with respect to indemnifying the Company, if the Brazilian subsidiary is affected by these legal proceedings.
  The Company and its subsidiary Madeco Brasil Ltda. filed an arbitration claim at the city of New York before the American Arbitration Association against Corning International Corporation ("Corning Inc."), based on the fact that Corning Inc. has attempted to unjustifiably terminate the agreements entered into with the Company regarding Ficap Optel Ltda. ("Optel"), Brazilian company in which Corning International Corporation and Madeco Brasil Ltda., are owners in equal shares. In turn, Corning Inc. has filed a counterclaim against the Company, by virtue of which it requests, among other things, that Corning Inc. be declared entitled to terminate the agreements with the Company.

The Company was notified of the ruling passed by the arbitration proceeding. This ruling, among other provisions, declares terminated the Investment Agreement of 1999, signed by the same parties on June 12, 1999, and the amendments thereof. This implies the loss of the put the Company had to sell its Ficap Optel Ltda.'s shares in Brazil to Corning Inc., at a price of US$ 18,000,000, which did not produce accounting effects, since this type of option did not have accounting effects.

In addition, the ruling declared null the Investment Agreement and therefore Madeco S.A. loses its right to manage the Company.

Finally, the ruling forces acceptance with what Corning Inc. determines as regards the decision of liquidating the company. For this reason, Madeco S.A. decided to provide its full 50% interest in Optel.

Armat S.A.

On August 14, 2001 the company entered into a loan contract with Scotiabank in order to restructure its working capital. Such contract implies, among other things, the compliance with certain obligations mainly referred to semiannual reporting, annual audited financial statements, compliance with certain financial ratios and obligations related to the maintaining of the company's ownership.

At December 31, 2003 there is an obligation for deferred customs duties on imported capital goods making use of regulations of Decree-Law No. 1,226 of 1985 and Law No. 18,634 of 1987. The maturity dates of such obligations range from January 2004 to October 2005.

Indalum S.A.

a. The Company has taken certificates of deposit on behalf of the indirect subsidiary Ingewall S.A. that amount to Th$427,536 (Th$1,506,324 in 2002).

b. There are no cases or other legal actions against the Company.

c. In accordance with the negotiation carried out by the Company on December 29, 2003, with Banco de Chile, Banco de Credito e Inversiones, Banco del Estado and Banco Security, the following restrictions were established, which are in force from this date up to December 26, 2008.

1. To keep, on June and December of each year, on the basis of the consolidated financial statements, according to the applicable FECU dated June 30 and December 31 of each year, the following financial ratios:

a) A level of indebtedness or leverage not greater than 1.2.

b) A minimum capital equivalent to UF 1,630,000.

2. To preserve the ownership of property, plant and equipment required for the normal development of its business activities and the current development of its operations and business; and to preserve the ownership of the subsidiary Alumco S.A.

3. Not to pledge, mortgage or constitute any security or transmission right on any property, plan and equipment owned by Indalum S.A. or its subsidiaries, except for those securities on goods purchased in the future, which are established as guarantees for financing the acquisition of said goods.

4. Not to grant personal guarantee or endorsement to warrant the fulfillment of any obligation, debt, liability or commitment incurred by an individual or entity other than Indalum S.A. or its subsidiary companies, without prior consent in writing from the creditors.

5. Not to pay and distribute dividends that exceed 30% of the net income of each financial year, unless previously agreed to in writing by the creditors.

6. Not to grant direct financing to third parties outside the line of business. Direct financing will not include commercial accounts receivable from Indalum S.A.'s customers, nor loans to the executives and personnel of Indalum S.A. or its subsidiaries.

7. In the event of disposal of the properties located at 244 Aysen St, Macul; 2736 Vitacura Ave, Office 301, Vitacura; and 1313 Santa Marta St, Maipu; the debtor should allocate the full selling price of said real estate for the prorrata prepayment of the restructured obligations' balance. This calculation will consider the agreed upon restructured obligations, plus the principal of financial credits that, at the date of sale, it owes to Madeco S.A. In connection with this last requirement, the amount given by the parent company as a mutual bill or money loan in cash will be considered as a financial debt, which at December 31, 2003, amounts to Th$4,329,888.

8. To pay the financial credit currently owed to its parent company Madeco S.A., only if Indalum S.A. is up to date in the payment of all its credits owed to banks and has fulfilled all its affirmative and negative covenants assumed by virtue of agreement or the resources from the disposal of the abovementioned real estate.

9. Madeco S.A. should have, directly or indirectly during the agreement's term, control over the ownership of Indalum S.A., or have an interest of at least 50.1% ownership.

ALUSA S.A.

At December 31, 2003, the Company presents the following contingencies and/or restrictions:

The Company is subject to the following commitments with the indicated financial institutions:

Syndicated Loan from Banco de Chile and Banco del Estado, UF 300,000

In order to guarantee the obtained credits, Alusa S.A. should observe the following restrictions:

a) To keep the following financial indicators in its individual and consolidated financial statements: A Leverage, that is, a level of indebtedness in which the total current liabilities do not exceed 0.75 times the equity. For this purpose, the equity will be considered net of intangibles and technical revaluations of the assets.

b) A minimum equity of UF 1,765,000.

c) In case of disposing of the properties located on 2935 and 2585 Vicuña Mackenna Ave, Alusa S.A. should allocate at least 35% of the disposal value for prepaying the interested banks, at prorate, the syndicated loan.

d) Not to establish security guarantees on its assets or personal guarantees in favor of creditors other than the interested banks, without their prior consent in writing, unless said guarantees are also rendered in favor of the interested banks with the same conditions and equal degree of preference as the remaining beneficiary creditors thereof. This prohibition excludes the security guarantees that Alusa S.A. constitutes on goods purchased in the future, with the purpose of securing the financing obtained for the acquisition of said goods.

e) Not to have accounts receivable from its Argentinean subsidiary Aluflex S.A. that correspond to operations outside its line of business, unless previously agreed to in writing by the banks involved. In addition, the accounts receivable with its subsidiary Aluflex S.A. can not be greater than US$600,000, unless previously agreed to in writing by the banks involved.

At December 31, 2003, the Company complies with all these covenants.

At December 31, 2003, the Company has received additional tax billings (No. 372 and No. 373) submitted by the IRS, which are pending.

The Company will follow the general claim procedure, Title II, of the regulations contained in Statutory Decree No. 830, Tax Code.

Direct guarantees
						Balances pending
						payment at financial
	Debtor		Type of	Pledged Assets		statements close		Release of Guarantees
Creditor of Guarantee	Name	Relationship	guarantee	Type	Book Value	12/31/03	12/31/02	12/31/04	Assets	09/30/05	Assets	09/30/06	Assets

Banco Santiago	Alufoil S.A.	Subsidiary	Mortgage	Industrial plant	671,208	234,482	249,482	15,795	-	218,940	-	-	-
Banco Security	Alufoil S.A.	Subsidiary		Industrial machinery	1,413,262	1,272,279	2,157,350	517,838	-	754,441	-	-	-
BanChile Leasing	Alufoil S.A.	Subsidiary	Leasing	Corning weyhmuller	71,192	64,190	85,614	31,036	-	33,034	-	-	-
Codelco	Madeco S.A.	Customer	Collateral	-	-	4,097	-	4,097	-	-	-	-	-
Codelco División Norte	Madeco S.A.	Customer	Collateral	-	-	249,182	-	249,182	-	-	-	-	-
Sudameris / Real	Ficap	Contract		-	-	53,774	-	53,774	-	-	-	-	-
Seg.Bras./Inter-Atlantico	Ficap	Subsidiary	Insurance	-	-	1,927,072	-	450,754	-	1,476,318	-	-	-
	Optel S.A.	Subsidiary	Fixed assets	-	1,720,607	3,614,052	-	-	-	-	-	-	-
	Ficap	Subsidiary	Contract	-	-	57,064	-	57,064	-	-	-	-	-
Safra	Ficap	Subsidiary	Contract	-	-	106,757	-	-	-	-	-	-	-
Safra	Ficap	Subsidiary	Fixed assets	-	524,006	405,138	-	-	-	-	-	-	-
	Ficap	Subsidiary	Fixed assets	-	91,438	91,438	-	-	-	-	-	-	-

Indirect Guarantees
			Balances pending
			payment at financial
Type of	Pledged Assets		statements close		Release of Guarantees
guarantee	Type	Book Value	12/31/2003	12/31/02	12/31/04	Assets	09/30/05	Assets	09/30/06	Assets

Bid bond
guarantee	-	-	427,536	905,022	427,536	-	-	-	-	-
Bid bond
guarantee	-	-	-	601,302	-	-	-	-	-	-

NOTE 30. GUARANTEES RECEIVED FROM THIRD PARTIES

At December 31, 2002 and 2003, the Company holds the following guarantees from third parties:
		Type of	Balance
Guarantees received from third parties	Relationship	guarantee	2002	2003
			M$	M$

Tito Alvarado	Client	Bill of exchange	114,999	86,292
Jorge López	Client	Bill of exchange	86,249	86,292
Ingewall Chile S.A.	Client	Bill of exchange	-	25,637
Emp. Const. NDS Ltda.	Client	Bill of exchange	-	26,160
Ferbras S.A.	Client	Checks	171,700	120,000
Ingevic S.A.	Client	Checks	8,270	8,188
Dirección de Vialidad	Client	Checks	-	755
Jorge Moya	Client	Mortgage	2,665	-
Digoval S.A.	Client	Mortgage	60,600	60,000
Inv. PPYFA S.A.	Client	Mortgage	96,344	94,400
José Prieto	Client	Mortgage	-	48,000
Juan Arbulo	Client	Mortgage	71,637	14,891
Pedro Gajardo	Client	Mortgage	2,718	2,691
Carlos Pizarro	Client	Mortgage	2,323	2,300
Sialum	Client	Mortgage	-	2,399
Angel Aravena	Client	Lien	20,402	20,200
Ruben Riojas	Client	Lien	1,010	1,000
Jorge Lagos	Client	Given in settlement	155,142	155,219
Juan Arbulo	Client	Mortgage	-	86,528
José Prieto	Client	Mortgage	259,875	211,500
Jorge López	Client	Bill of exchange	48,315	48,339
Daniel Valverde	Client	Industrial lien	80,800	107,603
José Miguel Prieto	Client	Bid bond	-	21,741

NOTE 31. COMMON STOCK OWNERSHIP

At December 31, 2003, Quiñenco S.A., its subsidiaries, related companies, members of the Luksic family and Directors, Executives and their direct relatives, together owned 53.36% of Madeco S.A., as set forth below:
Total
participation
%

Quiñenco S.A.	46.246
Inversiones Río Grande S.A.	6.975
Other (Directors, Executive officers and other companies related to
Quiñenco S.A. and members of the Luksic family)	0.136

Total	53.357

NOTE 32. SEGMENT REPORTING

In 1998, Madeco adopted U.S. Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"), issued by the Financial Accounting Standards Board, or "FASB", which establishes standards for reporting information about operating segments in annual financial statements as well as related disclosures about products and services, geographic areas and major customers. Operating segments are defined as components of an enterprise about which separate financial statement information is available and is evaluated regularly by the chief operating decision maker in making decisions about allocating resources and assessing performance. As a result of a thorough strategic and operational analysis conducted during the first half of 1999, Madeco was reorganized into four principal segments based on its production processes. The four business segments are wire and cable, brass mills, flexible packaging and aluminum. Before this reorganization, the Company's business was divided into the telecommunications, construction, energy, mining, industry and consumer product is packing segments.

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

Brass Mills

The Company's brass mills segment manufactures a variety of products used by other industrial companies and the construction sector. These products include pipes, bars, busbars and sheets made of copper, copper alloy, brass, aluminum and aluminum alloy. The Company also manufactures coin blanks and minted coins, which are produced principally from alloys comprised of copper, nickel, aluminum and zinc. While the Company's brass mills facilities are located in Chile and Argentina, a significant portion of revenues are generated from export sales. Exports for the pipes, bars and sheets, or "PBS" division of the Brass Mills may include sales to customers in country other than Chile or Argentina. Exports for the Coins division of the Brass Mills unit may include sales to customers in any country other than Chile.

Flexible Packaging

The Company's flexible packaging segment manufactures flexible packaging for use in the packaging of large scale consumer products, as well as aluminum foil and plastic wrap, for both commercial and home use. The Company has flexible packaging operations in Chile and Argentina. In Peru, the Company has a 25% interest in two Peruvian operations, Peruplast and Tech Pack.

Aluminum

The Company is the leading Chilean manufacturer of aluminum siding used principally in the construction sector for window frames, door frames, external and internal hardware fixtures, and customized goods for the production of industrial durable goods. In conjunction with the production of aluminum siding, the Company has a curtain wall installation service.

Segment reporting

Disclosure of segment data and a reconciliation of the total amounts reported by reportable segments to the consolidated amounts in the financial statements are as follows:
	As of and for the year ended December 31, 2001
	Wire and	Brass	Flexible		Non-
	cable	mills	packaging	Aluminum	assignable	(1)	Elimination	Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$

Sales to unaffiliated customers	198,500,385	72,541,676	43,970,772	29,843,606	-		-	344,856,439
Intersegment sales	14,552,335	5,157,333	-	3,994	-		(19,713,662)	-

Total revenues	213,052,720	77,699,009	43,970,772	29,847,600	-		(19,713,662)	344,856,439

Depreciation expense	7,865,293	4,107,722	2,618,824	756,612	-		-	15,348,452

Operating income (loss)	9,935,292	666,275	(26,552)	506,990	-		-	11,082,006

Identifiable assets at December 31, 2001	177,851,585	99,228,491	67,923,464	37,390,562	38,088,524		-	420,482,626

Capital expenditures	1,550,562	2,407,429	4,095,809	680,375	-		-	8,734,175

Goodwill	31,004,499	-	1,003,548	1,048,391	-		-	33,056,438

	As of and for the year ended December 31, 2002
	Wire and	Brass	Flexible		Non-
	cable	mills	packaging	Aluminum	assignable	(1)	Elimination	Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$

Sales to unaffiliated customers	132,403,012	57,126,943	40,938,625	28,376,841	-		-	258,845,421
Intersegment sales	14,093,450	2,403,731	620	106	-		(16,497,908)	-

Total revenues	146,496,462	59,530,675	40,939,245	28,376,947	-		(16,497,908)	258,845,421

Depreciation expense	7,414,772	2,423,049	2,457,865	617,863	-		-	12,913,549

Operating income (loss)	(2,957,838)	1,073,525	2,272,947	3,654,855	-		-	4,043,489

Identifiable assets at December 31, 2002	178,432,623	74,319,313	60,735,004	36,366,271	32,080,388		-	381,933,599

Capital expenditures	956,647	456,821	4,620,825	430,546	-		-	6,464,838

Goodwill	31,854,341	-	986,507	977,944	-		-	33,818,792

	As of and for the year ended December 31, 2003
	Wire and	Brass	Flexible		Non-
	cable	mills	packaging	Aluminum	assignable	(1)	Elimination	Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$

Sales to unaffiliated customers	110,527,265	56,176,201	41,737,075	29,225,490	-		-	237,666,031
Intersegment sales	20,027,746	6,115,548	4,087	-	-		(26,147,381)	-

Total revenues	130,555,011	62,291,749	41,741,162	29,225,490	-		(26,147,381)	237,666,031

Depreciation expense	5,860,764	2,502,370	2,096,347	612,999	-		-	11,072,480

Operating income (loss)	(1,019,504)	1,446,599	3,257,720	3,771,957	-		-	7,456,772

Identifiable assets at December 31, 2003	153,372,288	71,589,010	56,873,315	34,052,922	37,788,255		-	353,675,790

Capital expenditures	356,090	404,402	2,318,276	400,051	-		-	3,478,819

Goodwill	23,177,109	-	829,706	897,245	-		-	24,904,060

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

The following represents sales data for the years ended December 31, 2001, 2002 and 2003 and property, plant and equipment information by geographic area as of December 31, 2002 and 2003.
				Property, plant
	Sales			and equipment
	2001	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	153,220,263	146,068,787	145,481,035	80,475,346	74,425,234
Brazil	110,824,385	71,793,121	51,040,913	63,571,425	29,657,358
Argentina	50,727,566	15,128,897	16,346,614	42,648,881	45,836,735
Peru	30,084,225	25,854,616	24,797,469	16,549,172	12,840,149

Total	344,856,439	258,845,421	237,666,031	203,244,824	162,759,476

The Company did not have any customers which accounted for 10% or more of consolidated revenues during 2001, 2002 and 2003.

NOTE 33. SANCTIONS

For the periods of twelve months ended December 31, 2002 and 2003, notice has not been received of sanctions being applied against the Company, its Directors and Administrators.

NOTE 34. SUBSEQUENT EVENTS

No other significant subsequent events have occurred between January 1, 2004 and the date of issue of these financial statements.

NOTE 35. ENVIRONMENT

At December 31, 2003, the Parent Company and its subsidiaries have not made any significant disbursements for investments or expenses necessary for protecting the environment.

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

  Inflation accounting

  The cumulative inflation rate in Chile, as measured by the IPC for the three-year period ended December 31, 2003, was approximately 7.1%.

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

  As of January 1, 2000, the Company recorded all deferred taxes arising from temporary differences, tax losses and other events that create differences between the book and tax basis of assets and liabilities in conformity with BT60. This amount was set up as a contra asset or liability which is amortized over the estimated period of reversal.

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

  The movements in the valuation allowance were as follows:
Valuation allowance	2002	2003
	ThCh$	ThCh$

Balance at beginning of period	3,016,406	2,634,670
Price-level restatement	90,492	26,347
Increase-provision	1,178,350	7,790,225
Foreign exchange adjustments	(1,650,578)	(182,904)

Balance at period-end	2,634,670	10,268,338

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

  Under Chilean GAAP, any difference between the purchase price and the net book value of assets and liabilities acquired in a purchase transaction is considered to be goodwill. Such goodwill is tested for impairment under Technical Bulletin No. 72, which test is based on undiscounted cash flow for a cash - flow generating unit as defined when a change of circumstances occurs. Goodwill is amortized on a straight-line basis over a 20 year period for Chilean GAAP and until December 31, 2001 amortized over a similar period for U.S. GAAP purposes. Effective January 1, 2002, Statement of Financial Accounting Standards No.142 eliminated amortization on goodwill and intangible assets with indefinite lives. Therefore, amortization of goodwill is reversed in 2002 and 2003 in the reconciliation to U.S. GAAP. The Company has no intangible assets with indefinite lives. The Company performed its transitional impairment test under SFAS No. 142. No impairment losses were recorded as a result of this test in 2002 no as the result of the Company's annual impairment test in December, 2002.

  In December, 2003, the Company performed its annual impairment test under SFAS No.142. As a result of that test, the Company recorded a write - off of ThCh$5,938,000, related to goodwill impairment in its Wire and Cable Unit, specifically for to its Ficap plant in Brazil. The goodwill for the wire and cable unit prior to the impairment charge was ThCh$20,941,824 and after the impairment charge, ThCh$15,003,824.

  HAD WE ADOPTED SFAS No. 142 EFFECTIVE JANUARY 1, 2002 AND ACCORDINGLY NOT AMORTIZED GOODWILL FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 THE COMPANY'S NET LOSS AND BASIC AND DILUTED LOSS PER SHARE WOULD HAVE BEEN AS FOLLOWS:
	2001	2002	2003
	ThCh$	ThCh$	ThCh$

Net loss under US GAAP as reported	(54,926,271)	(44,088,917)	(19,660,666)

Add back: Goodwill Amortization under US GAAP	2,790,778	-	-

Adjusted net loss under US GAAP	(52,135,493)	(44,088,917)	(19,660,666)

	2001	2002	2003
	Ch$	Ch$	Ch$

Basic and diluted earnings per share:
Reported net loss	(142.30)	(112.87)	(6.88)
Add back: Goodwill amortization	7.23	-	-

Adjusted net loss per share	(135.07)	(112.87)	(6.88)

  Minimum dividend in Chile GAAP

  As required by the Chilean Corporations Law, unless otherwise decided by unanimous vote of the issued and subscribed shares, the Company must distribute a cash dividend in an amount equal to at least 30% of the Company's net income for each year as determined in accordance with Chilean GAAP, unless and except to the extent the Company has unabsorbed prior year losses. Since the payment of the 30% dividend out of each year's income is a legal requirement in Chile, an accrual for U.S. GAAP purposes should be made to recognize the corresponding decrease in equity at each balance sheet date. No accrual would have been recorded at December 31, 2001, 2002 or 2003 as the Company had unabsorbed prior year losses under Chilean GAAP.

  Employee severance indemnities

  For Chilean GAAP purposes, the Company and certain of its subsidiaries provide for severance indemnities when rights to such benefits have been formally guaranteed to employee groups. These severance indemnity plans are unfunded. Those obligations are based on the present value of the liability determined at the end of each year based on the current salary and number of years of service of each employee. The Company currently uses an actual annual discount rate of 6% to 7% (7% in 2002 and 6% in 2001) and a projected employee service life based on probable tenure of vested employees. The actual annual discount rate does not include a projection of inflation and accordingly, future salary increases are also excluded from the calculation of the obligation because all such future increases are expected to approximate the increase in inflation over a long-term period. For US GAAP purposes, according to EITF 88-1, the severance indemnities described above would be determined based on the vested benefits to which the employees are entitled if they leave immediately (settlement basis). This difference in accounting for staff severance benefits between Chilean and US GAAP is included in the reconciliation to US GAAP under paragraph 1.n. below.

  Revenue recognition

  Under Chilean GAAP, revenue is recognized at the time that goods are shipped. Revenue which the Company has billed and collected in advance is deferred until the related goods are shipped. Under U.S. GAAP and in accordance with Staff Accounting Bulletins 101 and 104, or "SAB 101" and "SAB 104", revenue is realized or realizable and earned, when 1) "Persuasive evidence of an arrangement exists", 2) "the seller's price is fixed or determinable", 3) "collectibility is reasonably assured", and 4) "delivery has occurred". Delivery is considered to have occurred when title has been taken by the customer and risks and rewards of ownership of the products are assumed by the customer. The Company has certain export sales, for which delivery has not occurred under U.S. GAAP as of December 31, 2001 and 2002. The effect of the difference is shown, under paragraph 1.n. below.

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

  The recognition of liabilities related to a restructuring process under US GAAP is prescribed by Emerging Issues Task Force 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). In order to recognize a liability for employee termination benefits and other restructuring costs, EITF 94-3 requires that, prior to the date of the financial statements, certain specific conditions must be met or exist.

  For the provisions indicated in the first two paragraphs of this note, the required conditions were met during 2001, respectively, therefore the amount has been included in the reconciliation to U.S. GAAP in that year.

  In 2002, the Company made an accrual of ThCh$917,827 for supplementary severance payments under a separate restructuring plan. For US GAAP purposes, this amount was reversed as the specific conditions mentioned were not met. In 2003, the Company paid ThCh$494,522 which was expensed for U.S. GAAP.

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
  Derivatives that are designated and effective as hedges of existing assets or liabilities are recorded at fair value, together with the item being hedged based on the closing spot rate. If the net change in fair values of the derivative instrument and the hedged item results in a loss, the net difference is recorded in the results of operations. If the net variation on the fair value of the derivative instrument and the hedge item results in a gain, the net difference on the fair value is recorded as unrealized gains as a balance sheet deferral.
  Contracts that are designated as hedges of future cash flows or forecasted transactions must be marked-to-market based on the closing spot rate, with any variation in the fair value recorded as unrealized gains or losses in the income statement.

Under U.S. GAAP, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by SFAS No. 138 ("SFAS 138") and SFAS No. 149, establishes standards for all derivatives and requires that all derivatives be recorded on the balance sheet at fair value. Generally, changes in the fair value of derivatives must be recognized in income when they occur, the only exception being derivatives that qualify as hedges in accordance with the Standards. If a derivative qualifies as a hedge, a Company can elect to use "hedge accounting" to eliminate or reduce the income statement volatility that would arise from reporting changes in a derivative's fair value in income. For the purposes of U.S. GAAP, the Company has not designated the derivative contracts as hedges although management believes that these foreign currency contracts, which have not been designated as hedging instruments under SFAS 133, effectively hedge the impact of the variability in exchange rates. The foreign currency contracts have been marked-to-market and recorded to earnings for U.S. GAAP purposes and the results of such, if applicable, have been included under paragraph 1.n below.

  Share issuance expenses

  Share issuance expenses may be expensed or recorded in shareholders' equity for Chilean GAAP purposes. For U.S. GAAP purposes, these amounts are offset against the paid-in capital recorded as a result of the share issuance. For the year ended December 31, 2002, the share inssuance expenses were recorded in the income statement however no adjustment to U.S. GAAP was made because the difference was not significant. For the year ended December 31, 2003, share issuance expenses were recorded in equity for both Chilean and US GAAP purposes.

  Reversal of impairment loss for Chilean GAAP

  For the year ended December 31, 2001, the Company recorded a provision for impairment of fixed assets related to its plants in Argentina. Under Chilean GAAP during the year ended December 31, 2002, the Company has reassessed this impairment provision based on an improvement in the economic situation in Argentina and has reversed ThCh$6,760,702 related to this provision. For US GAAP purposes, SFAS 144 does not allow the reversal of impairment losses. Therefore, the amount reversed as a provision for Chilean GAAP purposes appears as a reconciling item in the US GAAP reconciliation in Item n. of this note.

  For the year ended December 31, 2003, the Company reversed for US GAAP purposes, the difference between the depreciation expense for its temporarily suspended plants calculated under Chile GAAP in comparison with such charge calculated on the asset value net of the higher impairment reverse booked under US GAAP.

  Valuation allowance for taxes

  At December 31, 2003, under Chilean GAAP the parent Company provided for the amount of the tax refund resulting from the carry back of the 2003 tax loss, given the fact that, at the original date of issue of the Chilean GAAP financial statements, the tax refund requested for the prior year had not been received, as it was under review by the Chilean Internal Revenue service and based also on the uncertainty of the recovery of that refund.

  In June, 2004, the Chilean Internal Revenue Service authorized the partial refund of the request submitted for 2003 amounting to ThCh$1,519,394 and, as a result, for US GAAP purposes, there are events subsequent to the issuance of the Chilean GAAP financial statements which allow the reversal of the amount of the provision corresponding to the refund received. The remaining balance of the 2003 refund requested is subject to the review of the Chilean Internal Revenue Service, as is the refund requested for 2002, which at the date of issue of these financial statements has not yet been received and is fully reserved in both the Chilean GAAP financial statements and the US GAAP information herein. As a result of the foregoing, and given the uncertainty which could eventually affect the settlement of the tax refund, the Company has not reversed the balance of the provision against the tax refund amounting to the ThCh$1,301,820 related to the year which is reflected in the December 31, 2003 Chilean GAAP financial statements.

  Effects of conforming to US GAAP

The adjustments to reported net loss required to conform with US GAAP are as follows (all amounts are expressed in thousands of Chilean pesos of December 31, 2003 purchasing power):
	2001	2002	2003
	ThCh$	ThCh$	ThCh$

Net loss as shown in the Chilean GAAP financial statements	(52,049,831)	(40,567,527)	(16,734,324)
Reversal of additional depreciation on revaluation
increment of fixed assets (par. 1b)	131,550	114,370	114,368
Adjustment for deferred income tax provision (par. 1c)	(5,138,537)	1,334,834	(503,643)
Reversal of amortization differences of goodwill (par. 1d)	(88,708)	2,320,748	1,787,752
Adjustment to employee severance indemnities (par. 1f)	505,237	1,091,881	(1,039,863)
Reversal of revenue recognition - net (par. 1g)	(17,517)	(649,936)	729,993
Adjustment for restructuring costs and employee termination benefits (par. 1h)	2,306,580	(1,388,753)	(494,522)
Adjustment for derivative instruments (par. 1j)	(575,045)	416,168	159,596
Reversal of impairment loss (par. 1l)	-	(6,760,702)	738,583
Allowance for recoverable taxes (par.1m)	-	-	1,519,394
Impairment of goodwill Ficap (par.1d)	-	-	(5,938,000)

Total	(54,926,271)	(44,088,917)	(19,660,666)

Other comprehensive income
Foreign currency translation adjustment, net of tax (par. i)	13,754,133	11,781,283	(30,379,930)

Total comprehensive loss - total	(41,172,138)	(32,307,634)	(50,040,596)

The adjustments required to conform net equity amounts to US GAAP are as follows (all amounts are expressed in thousands of Chilean pesos of December 31, 2003 purchasing power):
	As of December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$

Net equity as shown in the Chilean GAAP financial statements	128,153,521	100,223,942	147,569,019
Reversal of revaluation of property, plant and equipment (par. 1b)	(2,845,373)	(2,734,563)	(2,620,195)
Adjustment for deferred income tax (par. 1c)	(6,188,921)	(4,861,830)	(5,365,473)
Reversal of amortization differences of goodwill (par. 1d)	470,524	2,791,860	4,579,612
Adjustment for employee severance indemnities (par. 1f)	(3,367,270)	(2,279,602)	(3,319,465)
Adjustment for revenue recognition (par. 1g)	(79,957)	(729,993)	-
Adjustment for restructuring costs and employee termination benefits (par. 1h)	2,306,580	917,827	423,305
Adjustment for derivative instruments (par. 1j)	(575,045)	(159,596)	-
Reversal of impairment loss (par. 1l)	-	(6,760,702)	(6,022,119)
Allowance for recoverable taxes (par. 1m)	-	-	1,519,394
Impairment of goodwill Ficap (par.1d)	-	-	(5,938,000)

Net equity in accordance with US GAAP	117,874,059	86,407,343	130,826,078

The movement in net equity accounts determined under US GAAP is summarized as follows (all amounts are expressed in thousands of Chilean pesos of December 31, 2003 purchasing power):
ThCh$

Balance at January 1, 2001	158,906,909
Price - level restatement	139,288
Net loss for the year	(54,926,271)
Other comprehensive income for the year	13,754,133

Balance at January 1, 2002	117,874,059
Price - level restatement	144,600
Capital increase	696,318
Net loss for the year	(44,088,917)
Other comprehensive income for the year	11,781,283

Balance at January 1, 2003	86,407,343
Price - level restatement	227,977
Capital increase	94,231,354
Net loss for the year	(19,660,666)
Other comprehensive income for the year	(30,379,930)
Balances at December 31, 2003	130,826,078

Accumulated other comprehensive income totaled ThCh$30,584,080, ThCh$42,365,363 and ThCh$11,985,433 for US GAAP purposes at December 31, 2001, 2002 and 2003, respectively.

Stock option plan:

At the Extraordinary Meeting of Shareholders held on November 14, 2002 the shareholders approved the Madeco stock option plan, which was adopted by the Company's Board of Directors on January 28, 2003. The 2003 Incentive Plan authorizes the issuance of up to 493,334,000 shares of the Company's Common Stock upon the exercises of stock options.

On April 24, 2003, the Company granted stock options to certain employees in the total amount of 182,147,724 shares.

These options were granted at fair market value on the date of grant.

The options vest and are exercisable on September 30, 2004 assuming the employee continues service to that date.

The exercise period is September 30, 2004 to November 30, 2004 with an exercise price of 24 Chilean pesos per share.

The Company applies Accounting Principles Board Opinion No.25 when accounting for stock options, and no compensation cost is recognized for grants made to employees when the grant price is greater than or equal to the market price of a common share on the date of grant. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS No. 148, net loss would have been increased to the proforma amounts indicated below:
Proforma net loss for the year ended December 31, 2003
ThCh$

Net loss attributable to common shareholders, as reported	(19,660,666)
Add: Stock based employee compensation expense included in reported net loss, net of tax related effects	-
Deduct: total stock-based employee compensation expense determined undeer fair value based method for all awards, net of related tax effect	(3,818,308)
Proforma net loss	(23,478,974)
Loss per share:	(6.88)
As reported	(8.22)

The per share weighted-average fair value of stock options granted during 2003 was ThCh$(25.26). Such amount was determined using the Black-Scholes option pricing model with the following weighted-average assumptions: 2003 - expected dividend yield of 0%, risk-free rate of 18 months, volatility of 27.16%.

  Additional disclosure requirements
  Earnings (loss) per share

  The following disclosure of loss per share information is not generally required for presentation in financial statements under Chilean GAAP, but is required under US GAAP:
	For the years ended December 31,
	2001	2002	2003
	Ch$	Ch$	Ch$

Basic loss per share (U.S. GAAP)	(142.30)	(112.87)	(6.88)

Basic loss per share (Chilean GAAP)	(134.84)	(103.86)	(5.86)

Weighted average number of common stock
outstanding (in thousands)	386,000	390,614	2,857,098

  The loss per share data shown above is determined by dividing net loss for Chilean and US GAAP purposes by the weighted average number of common stock outstanding during each year.

  The Company has common stock outstanding and stock options as disclosed in Note 36.n. The Company did not include the effect of these stock options in its earnings per share calculation as the effect would have been anti-dilutive.

  Income taxes

  The provision for income taxes charged to the results of operations determined in accordance with US GAAP is as follows:
	2001
	Chile	Argentina	Peru	Brasil	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Current income taxes as determined under chilean GAAP	(98,559)	245,153	961,373	1,170,126	2,278,093
Deferred income taxes as determined under Chilean GAAP	(726,780)	(760,351)	44,959	(401,247)	(1,843,419)

Subtotal	(825,339)	(515,198)	1,006,332	768,879	434,674
US GAAP adjustments:
Deferred tax effect applying SFAS No. 109	(37,475)	175,389	-	-	137,914
Deferred tax effect of U.S. GAAP adjustments	5,974,604	(973,981)	-	-	5,000,623

Expense (benefit) for the year under US GAAP	5,111,790	(1,313,790)	1,006,332	768,879	5,573,211
	2002
	Chile	Argentina	Peru	Brasil	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Current income taxes as determined under chilean GAAP	-	-	829,494	-	829,494
Deferred income taxes as determined under Chilean GAAP	(2,331,871)	(12,863)	29,820	69,049	(2,245,865)

Subtotal	(2,331,871)	(12,863)	859,314	69,049	(1,416,371)
US GAAP adjustments:
Deferred tax effect applying SFAS No. 109	(293,457)	(2,366,243)	-	198,230	(2,461,473)
Deferred tax effect of U.S. GAAP adjustments	(1,009,881)	1,996,973	-	139,547	1,126,639

Expense (benefit) for the year under US GAAP	(3,635,209)	(382,133)	859,314	406,826	(2,751,205)

	2003
	Chile	Argentina	Peru	Brasil	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Current income taxes as determined under chilean GAAP	7,785	-	635,786	-	643,571
Deferred income taxes as determined under Chilean GAAP	454,316	200,202	31,059	263,264	948,841

Subtotal	462,101	200,202	666,845	263,264	1,592,412

US GAAP adjustments:
Deferred tax effect applying SFAS No. 109	128,189	(258,504)	-	(222,648)	(352,963)
Deferred tax effect of U.S. GAAP adjustments	(85,018)	778,369	-	163,255	856,606

Expense (benefit) for the year under US GAAP	505,272	720,067	666,845	203,871	2,096,055

  Deferred tax assets (liabilities) are summarized as follows:
	As of December 31,
	2002	2003
	ThCh$	ThCh$

Accumulated depreciation	(4,610,708)	(4,378,371)
Manufacturing expenses	(472,048)	(481,023)
Leased assets	(2,323,963)	(2,273,045)
Others	(1,517,200)	(1,250,115)

Gross deferred tax liabilities	(8,923,919)	(8,382,554)

Accounts receivable	1,051,139	799,357
Inventories	884,434	386,021
Tax loss carryforwards	12,040,385	18,319,842
Others	3,925,628	4,036,185

Gross deferred tax assets	17,901,586	23,541,405

Deferred tax assets valuation allowance
(for certain tax loss carryforwards)	(2,634,670)	(10,268,338)

Net deferred tax assets (liabilities)	6,342,997	4,890,513

  The change in the tax effect of tax loss carryforwards for the years ended December 31, 2001, 2002 and 2003 was as follows:
	2002	2003
	ThCh$	ThCh$

Balance at January 1	16,675,157	12,040,385
Tax losses incurred	8,283,535	12,669,280
Tax losses used	(12,918,307)	(6,389,823)

Balance at December 31	12,040,385	18,319,842

  The provision for income taxes (tax benefit) differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate to pretax loss as a result of the following differences:
	For the years ended December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$

Pretax loss in accordance with US GAAP	(54,926,271)	(44,088,917)	(19,660,666)

Statutory tax rate	15%	16%	16.50%

Statutory tax rate applied to pretax loss	(8,238,941)	(7,054,227)	(3,244,010)
Price-level restatement not
accept for tax purposes	82,070	(2,731,183)	(591,746)
Non-taxable income	1,502,987	3,966	(172,212)
Non-deductible expenses	4,656,811	4,061,007	3,111,208
Adjustments for aplication of BT 64	1,985,678	1,866,342	(4,860,789)
Other local taxes	(7,621)	(336,275)	(169,954)
Foreign taxes in excess of domestic rate	1,888,821	539,860	251,782
Valuation allowance	3,134,046	1,178,350	7,790,225
Other local taxes	569,360	(279,045)	(18,449)

At effective tax rate	5,573,211	(2,751,205)	2,096,055

  In accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate return basis and not on a consolidated basis.

  During 1992, there was a tax reform under Argentine law that established that all tax loss carryovers for fiscal years ending before March 31, 1991 could no longer be used to offset taxable income. However, the tax loss carryovers can be recognized through the issuance of Consolidation Bonds (BOCON) after obtaining approval from the Argentine authorities for the amounts of the loss carryovers available at that date, if and when the Company reports taxable income for following years. Otherwise, these bonds will not be issued. Based on subsequent results, the amounts of BOCONs to be recovered will not be significant and therefore the total amount that might be recovered has been offset by a valuation adjustment at December 31, 1999. At December 31, 2002, the valuation allowance on tax loss carryforwards in Argentina was reversed for the portion of tax loss carryforwards which had expired.

  The principal Argentine subsidiaries also have incurred tax losses subsequent to March 31, 1991 which have a carryforward period of five years from the years they were incurred. In addition, these subsidiaries have not had taxable income in the past few years and it is not possible to estimate the date that they will generate taxable income. Accordingly, the deferred income tax assets for these tax loss carryforwards have been offset by a valuation allowance of ThCh$20,100,098 at December 31, 1999 which represent 100%. As of December 31, 2001, 2002 and 2003, the valuation allowance for these tax loss carryforwards was reversed as they had expired.

  Certain of the Chilean subsidiaries also have loss carryforwards for tax purposes of ThCh$26,878,208, ThCh$23,737,501 and ThCh$17,455,530 at December 31, 2003, 2002 and 2001, respectively, which have resulted in a deferred tax asset of ThCh$4,569,295, ThCh$4,035,375 and ThCh$2,880,162 at December 31, 2003, 2002 and 2001, respectively. These tax loss carryforwards have no expiration date. During 2001, 2002 and 2003, tax losses of ThCh$3,522,536, ThCh$7,034,156 and ThCh$4,031,020, respectively, were utilized by certain subsidiaries.

  Fair value of financial instruments

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments at December 31, 2002 and 2003, for which it is practicable:

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

  Other current liabilities - This category consists of current liabilities whose carrying value approximates their for value. The derivative contracts' fair value is based on market-prices at December 31, 2002, and 2003 respectively.

  Other current assets - The fair value of these derivative contracts is based on market price at December 31, 2002.

  The estimated fair value of the Company's financial instruments are compared to their respective carrying values under Chilean GAAP as follows:
	As of December 31,
	2002		2003
	Carrying	Fair	Carrying	Fair
	Amount	value	amount	value
	ThCh$	ThCh$	ThCh$	ThCh$
Short-term assets:
Cash	3,695,724	3,695,724	2,037,981	2,037,981
Time deposits and marketable securities	4,140,564	4,140,564	22,106,239	22,106,239
Other current assets	2,320,217	2,320,217	-	-
Financial assets:
Investments in other companies	206,513	206,513	70,049	70,049
Long-term accounts receivable	1,115,098	1,115,098	463,160	463,160
Short-term debt:
Short-term bank borrowings	79,799,984	80,659,014	16,228,812	17,368,772
Current portion of long-term liabilities	59,241,959	59,673,511	5,307,755	5,385,465
Current portion of bonds payable	5,542,453	5,531,014	26,908,042	26,908,042
Current portion of long-term liabilities	49,674	49,674	685,190	685,190
Other current liabilities	23,679	23,679	156,305	156,305
Long-term debt:
Bonds payable	64,153,043	64,022,439	30,597,509	30,536,897
Long-term bank borrowings
and other debt	9,156,890	8,970,141	67,483,297	63,221,444
Other long-term debt	6,784,149	6,666,492	17,243,037	15,720,264
Derivative financial instruments	2,343,419	2,343,419	150,049	150,049

  Classification of expenses

  Under Chilean GAAP, the following expenses and income are classified an non-operating expenses whereas under US GAAP they would be classified as operating expenses.
	Charge/(credit)
	For the years ended December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$

Gain of sale of fixed assets	-	(156,202)	(139,882)
Amortization of goodwill	2,702,070	2,325,937	1,843,722
Severance indemnities	3,442,559	2,254,079	-
Provision and write-off of obsolete plant and equipment	194,671	1,692,075	1,680,636
Legal and consulting fees	244,434	-	-
Labor lawsuits	3,958,395	326,330	45,993
Adjustment to realizable value of property, plant and equipment held for sale	2,732,098	848,680	489,166
Allowance for uncollectible debts	684,610	-	-
Loss on contracts	905,233	-	-
Net loss on sale of property, plant and equipment	7,062	-	-
Adjustment to subsidiaries' assets	709,519	-	-
Allowance for uncollectible accounts - Argentina	-	1,166,629	-
Depreciation of inactive assets (Argentina)	-	3,284,965	1,984,140
Write-off tax incentives and other credits (Brazil)	-	373,586	-
Legal expenses	-	907,246	117,444
Allowance for Aluflex S.A. restructuring and other assets	1,558,500	-	-
Allowance for valuation of property, plant and equipment (Argentina)	11,533,985	4,741,181	491,593
Allowance for valuation of other assets (Argentina)	1,412,382	3,622,231	329,601
Pending lawsuit	-	-	335,960
Provision for subsidiary investment and expenses	-	-	4,917,485
Allowance for valuation of assets in foreign subsidiaries (Ingewall and Uruguay)	3,398,330	516,562	483,135
Other	817,618	477,540	447,504

Total	34,301,466	22,380,839	13,026,497

  As a result of these reclassifications, operating loss under a U.S. GAAP presentation of the years ended December 31, 2001, 2002 and 2003 would be ThCh$23,219,460, ThCh$18,337,350 and ThCh$5,569,725, respectively.

  Balance sheet reclassifications for US GAAP purposes

  At December 31, 2001 the Company was not in compliance with a covenant relating to the Madeco Bonds series B for UF 693,000 nominal value. Under US GAAP, companies with long-term obligations that do not comply with a covenant must reclassify the loans to a short-term liability if required by the loan agreement, unless they are able to replace it with long-term obligations prior to the issuance of their financial statements. Since the Company obtained waivers for non compliance before the issuance of these consolidated financial statements, for US GAAP purposes the bond issue would continue to be classified as a long-term liability at December 31, 2001.

  At December 31, 2001, the Company was not in compliance with certain covenants relating to an affiliate of Bank Boston which had approximately a ThCh$7,609,562 outstanding balance.

  Since the Company obtained waivers for non-compliance before the issuance of these consolidated financial statements, for each facility, for US GAAP purposes these facilities would continue to be classified as a long-term liability at December 31, 2001.

  On December 29, 2003, the Company's subsidiary of its Aluminum Profiles unit signed a syndicated loan agreement with the following banks: Banco de Chile, Banco de Crédito e Inversiones, Banco del Estado and Banco Security, for a total amount of Ch$8,200 million. The rescheduled loan has a maturity of 5 years with semi-annual payments.

  For December 31, 2002 the Company obtained a waiver letter on its debt covenants. The Company restructured its debt as discussed in Note 34.

  BALANCE SHEET RECLASSIFICATIONS
2002	Under		Under
	Chilean GAAP	Reclassifications	U.S. GAAP
	ThCh$	ThCh$	ThCh$

Current assets	122,003,068	(11,276,364)	110,726,704

Long-term assets	56,685,707	10,673,541	67,359,248

Current liabilities (*)	181,233,381	(51,657,165)	129,576,116

Long-term liabilities (*)	86,957,366	52,259,988	139,217,354

  Balance sheet reclassifications
2003	Under		Under
	Chilean GAAP	Reclassifications	U.S. GAAP
	ThCh$	ThCh$	ThCh$

Current assets	145,272,037	(6,622,949)	138,649,088

Long-term assets	45,644,277	5,118,333	50,762,610

Current liabilities (*)	79,519,209	(2,875,877)	76,643,332

Long-term liabilities (*)	117,648,375	4,380,493	122,028,868

  (*) Under US GAAP, certain current portions of long-term debt in the amount of approximately ThCh$3,200,000 and ThCh$51,700,000 would have been classified to long-term at December 31, 2003 and 2002, respectively, based on successful completions of financial restructurings.

  Current assets - At December 31, 2002 and 2003 for USGAAP purposes the Fixed assets held for sale for ThCh$10,617,572 and 6,241,666, respectively, would have been classified to long term assets.

  At December 31, 2002 and 2003 for USGAAP purposes the Bond discount for 658,792 and 381,283, respectively, would have been classified to current liabilities.

  Current liabilities - At December 31, 2002 and 2003 for USGAAP purposes, certain current portions of long term debt in the amount of approximately ThCh$51,657,165 and ThCh$3,257,160, respectively would have been classified to long-term liabilities, based on the successful completion of a financial restructuring of 14 creditors debt in March of 2003 and syndicated loan agreement signed for the subsidiary Indalum S.A. executed on December 29, 2003.

  Cash flows information

  The statement of cash flow under Chilean GAAP differs in certain respects from the presentation of a statements of cash flow under U.S. GAAP as follows:
	Year ended December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$

Cash provided by operating activities under Chilean GAAP	6,428,076	12,524,333	(5,683,322)

Cash provided by operating activities under U.S. GAAP	6,428,076	12,524,333	(5,683,322)

Cash provided by (used in) financing activities under Chilean GAAP	(5,503,436)	(3,207,690)	33,378,214

Cash provided by (used in) financing activities under U.S. GAAP	(5,503,436)	(3,207,690)	33,378,214

Cash used in investing activities under Chilean GAAP	(3,602,015)	(5,610,222)	(30,512,490)
Purchase of investments	(421,380)	-	(314,022)

Cash used in investing activities under U.S. GAAP	(4,023,395)	(5,610,222)	(30,826,512)

  The detail of cash and cash equivalents in U.S. GAAP is a follows:
	As of December 31,
	2001	2003
	ThCh$	ThCh$

Cash in banks	2,801,671	2,037,981
Time deposits	1,402,214	3,069,090

Total	4,203,885	5,107,071

  The Company held commercial paper in the amount of ThCh$9,103,363 as of December 31, 2003 which would be classified as restricted cash for US GAAP (not included in the table above or as cash or cash equivalents in the U.S. GAAP or Chile GAAP cash flow statement for the year ended December 31, 2003).

  Valuation and qualifying accounts

  (Restated for general price - level changes)
	Balance	Additions
	at	charged to		Balance
	beginning	costs and		at end of
	of period	expenses	Deductions (1)	period
	ThCh$	ThCh$	ThCh$	ThCh$

December 31, 2001
Allowance for doubtful Accounts receivable	11,215,061	4,667,686	(5,198,068)	10,684,679
Allowance for inventory	3,200,533	5,415,639	(5,423,696)	3,192,476
December 31, 2002
Allowance for doubtful Accounts receivable	10,684,679	6,885,130	(6,648,223)	10,921,586
Allowance for inventory	3,192,476	4,071,259	(2,401,534)	4,862,201
December 31, 2003
Allowance for doubtful Accounts receivable	10,921,586	4,359,794	(5,034,170)	10,247,210
Allowance for inventory	4,862,201	683,836	(1,615,441)	3,930,596

  (1) Represents write-offs of uncollectible accounts or obsolete inventory.

  Recent accounting pronouncements

In April 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No.149, "Amendment of SFAS No.133 on Derivative Instruments and Hedging Activities". SFAS No.149, amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No.133. SFAS No.149 is effective for contracts entered into or modified after June 30, 2003, except for SFAS No.133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, which should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of issued securities or other securities that do not yet exist should be applied to existing contracts as well as new contracts entered into after June 30, 2003. The adoption of SFAS No.149 did not have a significant impact on the Company's results of operations, financial position or cash flows.

In June 2003, the FASB issued SFAS No.150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No.150 clarifies classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It requires classification of financial instruments within its scope as liabilities. Such financial instruments may include mandatory redeemable shares, financial instruments which embody an obligation to repurchase shares or require the issuer to settle the obligation by transferring assets, or financial instruments that embody an unconditional obligation, or, in certain circumstances, an unconditional obligation. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not believe that the adoption of SFAS No.150 will have a significant impact on the Company's results of operations, financial position or cash flows.

In November 2002, the FASB published FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" FIN 45 expands on the accounting guidance of Statements No. 5, 57, and 107 and incorporates without change the provisions of FIN 34: "Disclosure of Indirect Guarantees of Indebtedness of Others and Interpretation of FASB Statement No. 5" which has been superseded. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. FIN 45 also clarifies that at the time a company issues a guarantee, the Company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The provisions of FIN 45 are required to be applied on a prospective basis to guarantees issued or modified by the Company on January 1,2003 and after. The expanded disclosure requirements of FIN 45 were effective for the year ended December 31,2002. The adoption of FIN 45 did not have a significant impact on theCompany's results of operations, financial position or cash flows.

In December 2003, the FASB issued a revision to Interpretation No.46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No.51" ("FIN 46R" or the "Interpretation"). FIN 46R clarifies the application of ARB No.51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities ("VIEs"), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both.

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Il"1terpretation to entities that were previously considered "special-purpose entities" under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003.

The Company is evaluating whether the adoption of FIN 46 will have a material impact on its financial position, cash flows or results of operations. The Company did not enter into any transactions under the scope of FIN 46R after January 31, 2003.

In December 2003, the Securities Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No.104, Revenue Recognition. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The company believes it is following the guidance of SAB 104.

* * * * * *