Form 20-F
MADECO SA
filed 2005-06-30
CIK 899296

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F
  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

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

Common Stock, without par value.................... 4,441,192,887

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

ITEM 12. Description of Securities Other than Equity Securities *

PART II *

ITEM 13. Defaults, Dividend Arrearages and Delinquencies *

ITEM 14. Material Modifications of the Rights of Security Holders and Use of Proceeds *

ITEM 15. *

ITEM 16. *

PART III *

ITEM 17. Financial Statements *

ITEM 18. Financial Statements *

ITEM 19. Exhibits *

PRESENTATION OF INFORMATION

Madeco S.A. is a sociedad anónima abierta (open stock corporation) organized under the laws of the Republic of Chile ("Chile"). In this Annual Report on Form 20-F (the "Annual Report"), unless otherwise specified, all references to "Madeco" or the "Company" are to Madeco S.A. together with its consolidated subsidiaries and references to "Madeco Chile" include only Madeco S.A. The fiscal year for the Company ends on December 31 of each year. Madeco prepares its financial statements in Chilean pesos and in conformity with Chilean generally accepted accounting principles, or "Chilean GAAP". Chilean GAAP as applied to Madeco differs in certain important respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). See Note 32 to Madeco's audited consolidated financial statements (together with the notes thereto, the "Consolidated Financial Statements") for the years ended December 31, 2002, 2003 and 2004 (with the exception of the Balance Sheet, which is included only as of December 31, 2003 and 2004), contained elsewhere in this Annual Report, for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income or loss and total shareholders' equity for the periods and as of the dates therein indicated. Unless otherwise specified, financial data for all periods included in the Consolidated Financial Statements and elsewhere throughout this Annual Report have been restated in constant Chilean pesos as of December 31, 2004 (which is further explained in Note 2 to the Consolidated Financial Statements). For clarity of presentation, certain amounts represented in U.S. dollars and Chilean pesos, as well as percentages, have been rounded. As a result, certain totals may not directly reflect the sum of their components.

Madeco's operations are organized into four business units: Wire & Cable, Brass Mills, Flexible Packaging and Aluminum Profiles. The following table sets forth the divisions within each business unit as well as the countries where Madeco maintains operations for each respective business:

Business Unit	Divisions	Countries of Operations
Wire & Cable	Metallic Cable Copper Rod Optical Fiber (2)	Chile, Brazil, Peru and Argentina (1) Chile and Peru Brazil and Argentina
Brass Mills	Pipes, Bars and Sheets ("PBS") Coins and Sheets	Chile and Argentina (1) Chile
Flexible Packaging	N/A	Chile and Argentina
Aluminum Profiles(3)	N/A	Chile

(1) Certain facilities in the Wire & Cable business unit located in Argentina have been, on a non-continuous basis, partially reopened and the Brass Mills business unit facilities located in Argentina are operating at limited capacity.

(2) See "Item 4. Information on the Company - History and Development of the Company - History, and - Business Overview - Wire & Cable" and "Item 8. Financial Information - Legal Proceedings".

(3) The Company's aluminum profiles subsidiary in Bolivia, Distribuidora Boliviana Indalum S.A., ended its sales operations in June 2004. Consequently, since that date the aluminum profiles Bolivian market was directly serviced from the Chilean Madeco's subsidiary, Indalum S.A.

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
1 ton = 2,204.6 pounds

This Annual Report contains various estimates by the Company of industry size, market share data and related sales volume information. These estimates are based principally on the Company's analysis of available information, which includes: (i) the Company's internal production and sales data; (ii) import and export reports made available by customs authorities; (iii) copper sales reports from Corporación Chilena del Cobre (the Chilean Copper Corporation, or "Cochilco"); (iv) import and export reports from central banks of the countries where the Company has operations; (v) production reports from the Company's suppliers of copper rods; (vi) sales information filed publicly by some of the Company's competitors; and (vii) information informally obtained from market participants and the Company's suppliers. No third parties or other independent companies have provided estimates or confirmed the Company's market share calculations and estimates. Sources that use methodologies, which are not identical to the Company's, may produce different results.

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

"Cost-plus" Pricing Policy. Although the Company intends to continue its cost-plus pricing policy, there can be no assurance that the Company will be able to increase its selling prices in response to increases in the cost of raw materials in the future. See "Item 3. Key Information - Risk Factors", "Item 4. Information on the Company - Raw Materials" and "Item 5. Operating and Financial Review and Prospects - Fluctuations in LME Metal Prices and Exchange Rates between Currencies" for a discussion of the effects of fluctuations in the price of raw materials;

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

Economic Developments in Argentina and other Latin America Countries. The economic deterioration in Argentina, which occurred in prior years, had materially adversely affected the Company. Adverse changes in any of the Latin American economies where the Company operates with respect to economic growth, currency devaluation, rates of inflation and other factors could have an adverse effect on the Company's business and results of operations. See "Item 3. Key Information - Selected Financial Data, and - Risk Factors" and "Item 5. Operating and Financial Review and Prospects - Economic Overview";

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

REQUESTS FOR INFORMATION

Written requests for copies of this Annual Report should be directed to Madeco S.A., Ureta Cox 930, San Miguel, Santiago, Chile, Attention: Investor Relations. Facsimile requests may be directed to (56-2) 520-1545. Telephone requests may be directed to (56-2) 520-1000. E-mail requests may be directed to ir@madeco.cl. Additional information about the Company and its products can be found at www.madeco.cl. The contents of this website are not incorporated into this Annual Report.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisers

Not applicable

ITEM 2. Offer Statistics and Expected Timetable

Not applicable

ITEM 3. Key Information

Selected Financial Data

The following table presents selected consolidated financial information for the Company as of the dates and for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements of the Company included elsewhere herein. The Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. Note 32 to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company and includes a reconciliation to U.S. GAAP of net income or loss for the years ended December 31, 2002, 2003 and 2004 and shareholders' equity as of December 31, 2003 and 2004.

For clarity of presentation, certain amounts represented in U.S. dollars and Chilean pesos, as well as percentages, have been rounded. As a result, certain totals may not directly reflect the sum of their components.

Financial information as of and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 is presented below in constant pesos of December 31, 2004.

	Year ended December 31,
	2000	2001	2002	2003	2004
	(in millions of constant Ch$ as of December 31, 2004)
Income Statement Data (Chilean GAAP)
Net sales	332,587	353,486	265,252	243,608	324,035
Operating income	10,967	11,359	4,144	7,643	25,177
Non-operating income	5,734	6,285	2,353	1,929	2,417
Non-operating expense	(30,502)	(57,865)	(42,855)	(26,341)	(16,467)
Price-level restatement and currency translation	(6,125)	(14,073)	(8,738)	1,783	(251)
Income tax	1,599	(446)	1,451	(1,632)	(1,542)
Net income (loss)	(18,431)	(53,352)	(41,572)	(17,153)	8,512

Per share (Chilean GAAP)
Number of shares	386,000,000	386,000,000	405,511,028	4,120,088,408	4,441,192,887
Net income (loss)	(47.8)	(138.2)	(102.5)	(4.2)	1.9
Dividend per share in Ch$ (1)	0	0	0	0	0
Dividend per ADS in US$ (1)	0	0	0	0	0

Income Statement Data (U.S. GAAP)
Net sales	345,321	366,968	265,335	243,608	324,035
Operating income (loss)	11,330	(23,686)	(24,189)	(3,501)	21,471
Net income (loss)	(28,100)	(58,553)	(45,180)	(20,152)	9,579

Balance Sheet Data (Chilean GAAP)
Current assets	196,443	159,004	125,023	148,733	151,197
Fixed assets	221,933	212,975	208,276	166,828	150,267
Total assets	480,529	431,005	391,387	362,518	342,910
Current liabilities	193,739	154,475	185,719	80,482	63,614
Long-term liabilities	102,292	129,534	89,110	120,590	110,452
Total liabilities	296,031	284,009	274,829	201,072	174,066
Interest bearing debt	225,556	237,122	231,781	165,321	133,756
Minority interest	13,887	15,636	13,854	10,188	10,332
Total shareholders' equity	170,612	131,360	102,705	151,258	158,513

Balance Sheet Data (U.S. GAAP)
Total assets	493,863	445,012	378,625	347,944	331,531
Long-term liabilities	100,305	115,322	167,822	127,249	114,213
Total shareholders' equity	169,609	125,656	88,546	134,097	143,918

(1) The Company has not distributed dividends since May 10, 1999. At year-end 2002, 1 ADS = 10 shares, as reflected in this table. On May 12, 2003, this ratio was changed to 1 ADS = 100 shares, as described in "Item 9. The Offer and Listing - Offer and Listing Details".

Exchange Rate Information

Exchange Rates

Prior to 1989, Chilean law permitted the purchase and sale of foreign currency only in those cases explicitly authorized by the Central Bank of Chile (the "Central Bank"). The Central Bank Act, which was enacted in 1989, liberalized the rules that govern the ability to buy and sell foreign currency. The Central Bank Act now empowers the Central Bank to determine that certain purchases and sales of foreign currency specified by law must be carried out in the Formal Exchange Market. The Formal Exchange Market is formed by banks and other entities so authorized by the Central Bank. All payments and distributions with respect to the Company's American Depositary Shares ("ADSs") referred to in this Annual Report must be transacted in the Formal Exchange Market.

For purposes of the operation of the Formal Exchange Market, the Central Bank sets a reference exchange rate (dólar acuerdo) (the "Reference Exchange Rate"). The Reference Exchange Rate is reset monthly by the Central Bank, taking internal and external inflation into account, and is adjusted daily to reflect variations in parities between the Chilean peso and each of the U.S. dollar, the Japanese yen and the Euro. Authorized transactions by banks were generally conducted within a certain band above or below the Reference Exchange Rate. In January 1992, the Central Bank reduced the Reference Exchange Rate by 5% and widened the band for transactions in the Formal Exchange Market from 5% to 10%. In November 1994, the Central Bank reduced the Reference Exchange Rate by approximately 10%. In November 1995, the Central Bank reduced the Reference Exchange Rate by approximately 2%. In January 1997, the Central Bank widened the band for transactions in the Formal Exchange Market to 12.5%. On June25, 1998, the Central Bank reduced the band for transactions in the Formal Exchange Market to 2% above and 3.5% below the Reference Exchange Rate. At that time, the Central Bank also announced the elimination of a fixed 2% (peso re-valuing) factor which had until such time been taken into account in the annual resetting of the Reference Exchange Rate. In September 1998, the Central Bank began a gradual widening of the exchange rate band from 3.5% to 5% above and below the Reference Exchange Rate. In December 1998, the Central Bank set the exchange band at 8% above and below the Reference Exchange Rate and provided for the gradual widening of the limits of the band at a daily rate of 0.01375%. In order to keep fluctuations in the average exchange rate within certain limits, the Central Bank intervened by buying or selling foreign currency on the Formal Exchange Market. In September 1999, the Central Bank decided to suspend its formal commitment to intervene in the exchange market to maintain the limits of the band, and decided to intervene in the market only under extraordinary circumstances and with advance notification. The Central Bank also committed itself to provide periodic information about the levels of its international reserves. The Reference Exchange Rate was maintained as a medium-term reference for the market and to be used in contracts entered into using such rate. The Observed Exchange Rate is the average exchange rate at which commercial banks conduct authorized transactions on a given date in Chile, as determined by the Central Bank. The Central Bank generally carries out its transactions at the spot market rate. Before the suspension of the band, however, when commercial banks sought to buy U.S. dollars from the Central Bank, or sought to sell U.S. dollars to the Central Bank, the Central Bank made such sales up to 2% over the Reference Exchange Rate and carried out such purchases at 3.5% under the Reference Exchange Rate. Authorized transactions by banks are generally conducted at the spot market rate. Historically, such rate fluctuated within the band set by the Central Bank with respect to the Reference Exchange Rate. No assurances can be given that the Central Bank will not establish band limits again.

Purchases and sales of foreign currency effected outside the Formal Exchange Market are carried out in the Mercado Cambiario Informal (the "Informal Exchange Market"). The Informal Exchange Market reflects the supply and demand for foreign currency. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. On June 10, 2005, the average exchange rate in the Informal Exchange Market was Ch$592.70 per U.S. dollar and the U.S. dollar Observed Exchange Rate was Ch$592.24 per U.S. dollar.

The following table sets forth the low, high, average and period-end Observed Exchange Rates for U.S. dollars for each of the indicated periods starting in 2000 as reported by the Central Bank the following day. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Daily Observed Exchange Rate (Ch$ per US$)
Period	Low (1)	High (1)	Average (2)	Period - end
2000	501.04	580.37	539.49	573.65
2001	557.13	716.62	634.94	654.79
2002	641.75	756.56	688.94	718.61
2003	593.10	758.21	691.40	593.80
2004	557.40	649.45	609.34	557.40
December 2004	597.27	557.40	574.91	557.40
January 2005	560.30	586.18	574.12	585.40
February 2005	563.22	583.84	573.58	573.55
March 2005	578.60	591.69	586.48	585.93
April 2005	572.75	588.95	580.46	582.73
May 2005	570.83	583.59	578.31	583.00
June 2005 (through June 10)	586.32	592.75	589.08	592.37

_____________________

Source: Central Bank of Chile

(1) Rates shown are the low and high observed exchange rates, on a day-by-day basis, for each period.

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

References to "R$", "AR$" and to "S$" are to Brazilian reales, Argentine pesos and Peruvian soles, respectively. While results of the Company's foreign operations are converted to Chilean pesos on a periodic (daily, weekly or monthly) basis, low, high, average and year-end Brazilian real, Argentine peso and Peruvian sol exchange rates for 2004 have been included below for reference:

	Brazilian Real		Argentine Pesos		Peruvian Sol
	In Ch$	In US$	In Ch$	In US$	In Ch$	In US$
Low (1)	209.99	2.65	213.90	2.80	176.91	3.26
High (1)	200.71	3.21	208.75	3.06	164.99	3.51
Average (2)	208.42	2.93	207.43	2.94	178.63	3.41
Year-End	209.99	2.65	187.36	2.98	169.78	3.28

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

Reason for the Offer and Use of Proceeds

Not applicable

Risk Factors

The Company is subject to various changing competitive, economic, political, social and other risks and conditions, some of which are described below:

Certain Considerations Relating to Chile. The Company is engaged in its four businesses in Chile: Wire & Cable, Brass Mills, Flexible Packaging and Aluminum Profiles. For the year ended December 31, 2004, the Company had Ch$73,537 million, or 48.9% of its property, plant and equipment in Chile, and derived 58.4% of its revenues, from its Chilean operations. Consequently, the Company's results of operations and financial condition are largely dependent on the overall level of economic activity in Chile. The Chilean economy has had GDP growth rates of 4.5%, 3.4%, 2.2%, 3.7% and 6.1% for the years 2000, 2001, 2002, 2003 and 2004, respectively. There can be no assurance regarding future rates of growth relating to the Chilean economy. Some of the factors that would be likely to have an adverse effect on the Company's business and results of operations include future downturns in the Chilean economy, a return to the high inflation experienced by Chile in the 1970s and a devaluation of the Chilean peso relative to the U.S. dollar.

Effects of Restrictions on Argentine Gas supply on Chilean Operations. Chile is dependent on foreign supply of energy sources such as oil, natural gas and fuel derivatives. Since 2003 the Argentine government has restricted gas exports to Chile due to supply problems in Argentina. This has affected the supply of energy to the Chilean industries. The reduction in gas supply may affect the Company's operations. While the Company has access to alternative energy sources, such as liquid gas, which reduce the impact of the restrictions imposed on the Company, the cost of such sources could be higher than the Company's current energy sources and there can be no assurance that the Company will be able to increase its selling prices in response to this potential cost increase. Therefore, any cost increase from the use of alternative energy sources could have an adverse effect on the Company's financial condition and results of operations.

Developments in Emerging Markets May Affect the Company. Although the Company's principal businesses are in Chile, Madeco also maintains substantial assets and derives significant revenue from its operations in Brazil, Argentina and Peru. For the year ended December 31, 2004, the Company had Ch$40,957 million, or 27.3% of its property, plant and equipment in Brazil, and derived 22.2% of its revenues, from its Brazilian operations. In the case of Argentina, the Company had Ch$23,752 million, or 15.8% of its property, plant and equipment in Argentina, and derived 6.8% of its revenues from its Argentine operations. In the case of Peru, the Company had Ch$12,021 million, or 8.0% of its property, plant and equipment in Peru, and derived 12.6% of its revenues from its Peruvian operations.

In recent years, Argentina has suffered an economic recession which culminated in a political and economic crisis with a significant currency devaluation in early 2002. The Argentine economy has since stabilized as a result of measures adopted by the Argentine government, including restrictions on bank deposits and withdrawals, exchange controls, suspension of payments of external debt and the abrogation of Argentine peso convertibility. The economic recession and crises materially affected Madeco, requiring the Company to close the majority of its operations in Argentina. In 2003, economic activity recovered across all sectors of the Argentine economy, and as a result, Madeco reopened certain of its operations at limited capacity. Although Argentina's economy has improved, the country's economic environment and political stability remain fragile.

Brazil has also been affected by the general economical downturn that has affected Latin America in recent years. During 2002 the Brazilian Real devaluated 52.3% in relation to the U.S. dollar. Accordingly, in 2002 Madeco suffered a loss amounting to Ch$10,351 million as a result of this devaluation. Although consumption and investment remained low in 2003, in 2004, the Brazilian economy grew by 4.9%, due in large part, to growth of the exports and the favorable external economic scenario. However, there can be no assurance that such growth will continue in the future.

The Peruvian economy continues to develop at a steady pace. Although economic growth is likely to continue, as the country profits from increased demand for commodities in the wake of a stronger global economy, political instability has increased as evidenced by the low presidential approval ratings (estimated at 8.4% as of January 2005 and as per the Universidad de Lima), which could have a material adverse effect on the Peruvian economy.

The economies into which Madeco exports the products it manufactures are also affected by social and political changes. There can be no assurance that political changes or political instability in the countries in which the Company operates or into which it exports its products will not materially adversely affect the Company in the future. Moreover, there can be no assurance that the economic system in Chile and the new free trade agreements, which are expected to allow the Company to export its products more readily, will be maintained in the future.

Developments in Emerging Markets May Affect the Market Value of Chilean Securities. The market value of securities of Chilean companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Chile, investors' reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Chilean issuers. For example, in the second half of 1998 and early 1999, prices of Chilean securities were materially adversely affected by the economic crises in Russia and Brazil. Although the negative condition of the Chilean securities market has improved since 2003, there can be no assurance that the Chilean stock market will continue to grow or even sustain its gains and that the market value of the Company's securities would not be adversely affected by events elsewhere, especially in emerging market countries.

Opportunities to Secure Financing Necessary to Operate the Company's Businesses May Be Limited. In the future, the Company may need to raise funds for various purposes. Madeco was notified on July 1, 2002 that the Comisión Clasificadora de Riesgo (the "Risk Classification Commission"), which regulates the investment activities of pension funds in Chile, had ruled that as a result of the downgrading of the credit ratings of the Company's securities and the deterioration of Madeco's financial situation, Chilean pension funds were further limited in the amount of debt securities or common shares of Madeco that they could hold. Although the rating agencies have since upgraded the Company's rating and Chilean pension funds are no longer limited in the amount of debt securities or common shares of Madeco that they can hold, there can be no assurance that the Company will not be downgraded, and the holding of Madeco's securities by Chilean pension funds limited, in the future. See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Changes in the Company's Risk Classification". Given that Chilean pension funds together constitute the most significant investor group in Chilean securities, any action taken by the Risk Classification Commission has in the past affected and could in the future affect the price and liquidity of Madeco's common shares and bonds. There can be no assurance that capital will be available in the future as needed on reasonable terms in Chile or otherwise. An inability to obtain capital could constrain the Company's ability to refinance debt, expand sales, improve productivity or take advantage of opportunities and could have a material adverse effect on the Company's financial condition and results of operations.

The Company is Controlled by One Majority Shareholder, whose Interests May Differ from Minority Shareholders. As of March 31, 2005, the Quiñenco Group owned 51.2% of the Company's shares. Accordingly, the Quiñenco Group has the power to control the election of the majority of members of the Company's Board of Directors and its interests may differ from the interests of other holders of the Company's shares. The Quiñenco Group has a significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval (and according to Rule 18.046 Ley de Sociedades Anónimas, Chilean Corporations Law), including the sale of substantial Madeco's assets and going-private transactions, and also the power to prevent or cause a change in control.

The Quiñenco Group has a significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of Madeco's assets and going-private transactions, and also the power to prevent or cause a change in control.

Following Madeco's Restructuring of its Indebtedness, the Company is Now More Susceptible to Interest Rate Risk. Most of Madeco's bank financial obligations have floating interest rates (based on LIBOR or TAB (the Chilean Inter-bank rate) following the Company's restructuring of its indebtedness in 2002. A substantial increase in interest rates would materially adversely affect Madeco's financial position. There can be no assurance that such a rate increase will not occur.

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

In order to vote at shareholders' meetings, ADS holders not registered on the books of the ADS depositary are required to transfer their ADSs for a certain number of days before a shareholders' meeting into a blocked account established for that purpose by the ADS depositary. Any ADS transferred to this blocked account will not be available for transfer during that time. ADS holders who are registered on the books of the ADS depositary must give instructions to the ADS depositary not to transfer their ADSs during this period before the shareholders' meeting. ADS holders must therefore receive voting materials from the ADS depositary sufficiently in advance in order to make these transfers or give these instructions. There can be no guarantee that ADS holders will receive voting materials in time to instruct the ADS depositary how to vote. It is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote at all. Additionally, ADS holders may not receive copies of all reports from Madeco or the ADS depositary. Holders may have to go to the ADS depositary's offices to inspect any reports issued.

In the event the Company fails to meet any of the continued listing requirements of the New York Stock Exchange, or "NYSE", the Company's ADSs may become subject to delisting at the option of NYSE. In 2002 the Company was not in compliance with NYSE's minimum security price and minimum market capitalization continued listing requirements. On June 21, 2003 the Company regained compliance with both the minimum security price and the minimum market capitalization requirements. The Company has maintained its compliance status during 2004 and for the first quarter 2005. There can be no assurance that the Company will not fail to meet the NYSE continued listing requirements in the future. See "Item 9. The Offer and Listing - Offer and Listing Details".

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

In Peru, the Company obtains the majority of its copper needs from local mining companies. The copper obtained is used by its investee (Cobrecón S.A.), which produces copper rod for the Company's requirements in Peru.

In Brazil, the Company purchases its copper rod requirements from both its Peruvian and Chilean copper rod production companies and from an unrelated third party (Caraiba Metais do Brasil). There can be no assurance that all the copper rod requirements in Brazil will be fullfilled, since a portion of the Company's requirements are obtained from a third party.

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

Dependence on Several Raw Material Suppliers. The Company is dependent on a limited number of suppliers for the procurement of copper and aluminum. The Company believes that its contracts and other agreements with third-party suppliers contain standard and customary terms and conditions. During the past ten years, the Company has experienced no substantial difficulties in obtaining adequate supplies of necessary raw materials at satisfactory prices, since these raw materials are commodities that can be acquired from various multinational suppliers. If the Company experiences difficulties in obtaining raw materials from suppliers in the future it would adversely affect the Company's ability to operate its business.

Concentration of Customer Base. Over the past decade, there has been consolidation within the various industries to which the Company sells its products. As a result, the Company's larger customers are now both fewer in number and more powerful in their ability to demand favorable sales conditions from Madeco such as prices and payment terms. This development could potentially put downward pressure on the Company's selling prices and margins. See "Item 4. Information on the Company - Business Overview".

Demand for Telecommunications Cable has Significantly Decreased and is not Expected to Recover to Previous Levels. Despite significant demand in 2000 and 2001 by the telecommunications, or "telecom", industry for both copper and fiber optic cable, demand for these products which are manufactured by the Company have since significantly diminished. For a further discussion of this decrease in demand, see "Item 4. Information on the Company - Business Overview - Wire & Cable - Wire & Cable - Summary of Sales." The Company does not expect the demand for these products by the telecom industry to recover in the foreseeable future and there can be no assurance that the demand for these products will increase to previous levels or at all.

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

The Company's head office and principal business address is located at Ureta Cox 930, Santiago, Chile. The telephone number at the Company's head office is (56-2) 520-1000, and the facsimile number is (56-2) 520-1545. Our authorized representative in the United States is CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, New York 10011, U.S.A. CT Corporation's phone number is (212) 894-8500.

Madeco's operations are organized into four principal operating segments or business units based on production processes. The Company's current business segments are:

h Wire & Cable,

h Brass Mills,

h Flexible Packaging; and

h Aluminum Profiles.

Madeco's principal products include:

h in the Wire & Cable business: copper telecom cables, building wire, copper and aluminum power cables (thermo-plastic, thermo-stable and bare wire), magnetic wires, mining cables and copper rods;

h in the Brass Mills business: pipes, sheets, coils, busbars, bars and coin blanks made from copper, aluminum and related alloys;

h in the Flexible Packaging business: rotogravure and flexo laminated flexible packaging (plastics, foil, paper); and

h in the Aluminum Profiles business: extruded profiles used mainly in residential and no residential construction (windows and patio doors, curtain walls) and diverse industrial applications.

In 2004, the Company's consolidated net revenues amounted to Ch$324,035 million, of which 51.3% was derived from Madeco's Wire & Cable unit, 25.9% from the Brass Mills unit, 13.9% from the Flexible Packaging unit and 8.9% from the Aluminum Profiles unit.

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

The company Alusa S.A. was created in 1961 in conjunction with the Zecchetto and Arduini family to manufacture flexible packaging for use in the mass consumer market for food, snacks and cosmetics products.

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

In 1990, Madeco commenced its wire & cable operations in Argentina, through the acquisition of Indelqui S.A. (a producer of telecom and energy cables).

In 1991, the Company acquired Indalum S.A., a Chilean aluminum profiles manufacturer. In conjunction with this acquisition, Ingewall S.A., was created that same year to participate in the curtain wall fabrication and installation business.

In 1993, Madeco made a capital increase whereby 57,750,000 shares were placed on the Santiago Stock Exchange and on the NYSE in the form of ADRs, raising approximately Ch$35,538 million (historic value) or US$83 million. In addition, the Company acquired Triple - C (a cable producer) in Peru and continued its expansion in Argentina through the acquisition of a power cable plant in Llavallol. The Company also expanded its flexible packaging business into Argentina with the construction of a plant in San Luis (Aluflex S.A.).

In 1994, Madeco acquired the Argentine company Decker S.A., a copper and brass pipes and sheets manufacturer. In Peru, the Company's subsidiary (Triple -C) merged with another large Peruvian cable manufacturer (Indeco S.A.); the new combined operation kept the name Indeco S.A.

In 1996, the Company acquired, through its subsidiary Alusa, a 25% share in two flexible packaging firms in Peru (Peruplast and Tech Pak).

In 1997, Madeco acquired a 67% share of Ficap S.A., then the second largest cable company in Brazil. In July, the Company made a second international capital increase on the Santiago Stock Exchange and in the form of ADRs on the NYSE; a total of 33,167,661 shares were subscribed and paid, raising approximately Ch$33,168 million (historic value) or US$76 million.

In 1998, the Company acquired the remaining 33% of Ficap S.A.. In Argentina, the Company merged its two operating subsidiaries; the new entity, Decker-Indelqui S.A., incorporated both cable and brass mills operations.

In 1999, the Company and Corning International Corporation ("Corning") created Ficap Optel, a joint venture in which the Company initially had a 75% interest and Corning the remaining 25%. This joint venture was established to produce, sell and distribute optical fiber cables.

In 2000, Madeco successfully raised US$75 million in a local bond issuance. During April of that same year, the Company raised approximately Ch$6,485 million (historic value), or US$13 million, in the Chilean stock market through the issuance of 15,082,339 unsubscribed shares from a previous 1997 capital increase.

In 2001, the Company modified its Ficap Optel Joint Venture Agreement with Corning. Corning increased its interest in Ficap Optel from 25% to 50% by acquiring a 25% interest from the Company. As part of the new Joint Venture arrangement, Ficap Optel changed its name to Optel S.A. and purchased 99.9% of Corning Argentina S.A.

On December 31 , 2001, as a result of the economic crisis in Argentina, Madeco decided to temporarily suspend production for the Wire & Cable and Brass Mills operations of its Argentine subsidiary Decker-Indelqui.

In October 2002, a new team led by Mr. Tiberio Dall'Olio took over the management of the Company. The new administration has extensive experience in the cable manufacturing industry, with a collective average of 30 years experience.

In March 2003, Madeco completed its debt restructuring process, which involved:

    a capital increase of approximately Ch$95,114 million (including a Ch$3,717 million bond equitization) through an offering of 3,714,577,380 shares, the payment of 30% of the Company's outstanding bank debt (equal to US$38.3 million) and an additional payment of 10.3% of the outstanding debt (equal to US$9.9 million), and a seven year extension on the remaining bank debt (equivalent to US$74.2 million) with a three year grace period.

During the third quarter of 2003 the Company publicly offered in the Chilean Stock Exchange a portion of the unsubscribed shares of the April 2003 capitalization process, of which 1,421,603,602 shares, (equivalent to approximately Ch$40,083 million) were sold.

In September 2003, as a result of increased demand in Argentina for the Company's products, Madeco reopened its Decker-Indelqui's copper pipes plant (Barracas) with a limited production capacity. In November 2003, the Company reopened, also at limited capacity, its brass mills foundry plant (Llavallol) in Argentina.

During the second half of 2003, the Joint Venture Agreement between Madeco and Corning was lawfully terminated in connection with the arbitration process requested by Madeco in 2002, after it refused a request by Corning for liquidation of the Joint Venture Agreement, was resolved in favor of Corning. As a result of the termination of the Joint Venture Agreement, i) the Company lost certain rights regarding the appointment of Optel's management and ii) the Company is required to initiate the liquidation of Optel at Corning's demand. See - "Item 4. Information on the Company - Business Overview - Wire & Cable - Optical Fiber Cable".

In November 2004, Madeco reopened partially and, on a non-continuous basis, its wire & cable plants (Llavallol and Quilmes) located in Argentina. The Company is constantly evaluating the possibility of re-establishing, at normal capacity, its Wire & Cable operations in Argentina. This decision will depend on (but may not be limited to) the evolution of Argentina's economy, and the evolution of perspectives for the wire and cable market in Argentina.

Recent Developments

On March 31, 2005, Madeco purchased Corning's 50% share of Optel Ltda. (for the nominal value of R$1) thereby obtaining complete control of Optel Ltda. and avoiding Corning's ability to cause its liquidation pursuant to the 2003 arbitration resolution. See - "Item 4. Information on the Company - Business Overview - Wire & Cable - Optical Fiber Cable".

Capital Expenditures and Divestitures

In recent years, capital expenditures have been primarily used to replace equipment, to expand Madeco's production capacity and to eliminate bottlenecks in the production process. The Company's capital expenditures for 2002, 2003 and 2004 totaled approximately Ch$16,628 million. Of this amount, Ch$2,876 million were invested in Madeco's Wire & Cable operations, Ch$1,309 million in the Company's Brass Mills operations, Ch$11,021 million in the Flexible Packaging operations and Ch$1,422 million in the Aluminum Profiles operations. Madeco's investment policy is focused on the acquisition of assets necessary for the Company to sustain its business and operations in the long term and to improve its operational efficiencies. See "Item 5: Operating and Financial Review and Prospects - Capital Expenditures".

Wire & Cable Unit. In 2004, capital expenditures amounted to Ch$1,530 million, which was equivalent to 27.7% of the unit's depreciation. In Brazil, investments included acquisitions of wire-related machinery and equipment, and Information Technology improvements, including the implementation of a new Enterprise Resource Planning system, SAP. In Peru, the Company invested in the acquisition of machinery to increase production capacity and in Information Technology improvements. In Chile, investments primarily included the acquisition of a continuous copper casting line for the Lo Espejo facility. The Company expects this continuous copper casting line to be in operation by June, 2005. In Argentina, capital expenditures were not material.

In 2003, capital expenditures amounted to Ch$365 million, equivalent to 6.1% of the Wire & Cable Unit's depreciation expense. In Peru, investments were made to refurbish administrative offices, continue the development of internal Information Technology (IT) systems, purchase spare parts to improve the quality control systems and double the sulfate plant capacity (in October 2000 the Company purchased a copper sulfate plant which uses copper cable scrap as raw material; its sales within the Wire & Cable unit are not material). In Chile, Brazil and Argentina capital expenditures were not material.

Capital expenditures for 2002 totaled Ch$980 million. In Peru, investments included a new catenary line. In Chile, investments were made to increase productivity and to reduce delivery-time of products. In Brazil, capital expenditures for 2002 were not material.

Brass Mills Unit. In 2004, capital expenditures amounted to Ch$427 million, which was equivalent to 17.2% of the unit's depreciation. Most of the unit's investments were related to the acquisition of a new power generator in Chile. In Argentina capital expenditures were not material.

In 2003, capital expenditures amounted to Ch$415 million, which was equal to 16.1% of the unit's depreciation.

Capital expenditures for 2002 totaled Ch$468 million, which was equal to 18.8% of the unit's depreciation.

Flexible Packaging Unit. In 2004, capital expenditures amounted to Ch$3,910 million, which was equivalent to 184.5% of the unit's depreciation. Investments were primarily related to the acquisition of machinery and equipment for the production facility in Chile, including an extruding machine,a laminating machine, and a sealing machine.

In 2003, capital expenditures amounted to Ch$2,376 million, which were related to the repurchase of the Company's equipment through a capital lease contract.

Capital expenditures for 2002 totaled Ch$4,735 million, all of which were related to the repurchase the Company's equipment through a capital lease contract.

Aluminum Profiles Unit. In 2004, capital expenditures amounted to Ch$570 million, which was equivalent to 86.6% of the units depreciation. Investments were made to improve the manufacturing process and acquire machinery used in the profiles unit such as a color transformer.

In 2003, capital expenditures amounted to Ch$410 million, which was equal to 65.26% of the unit's depreciation.

Expenditures during the year 2002 amounted to Ch$441 million, which was equal to 69.68% of the unit's depreciation.

Business Overview

Strategy

On July 26, 2002, the Company's Board of Directors designated a new senior management team, which assumed its responsibilities on October 1, 2002. This team implemented an operational restructuring of the Company to optimize its resources and production abilities.

The Company's current Strategic Operational Business Plan ("Business Plan") is based on improvements in the marketing, production, and administrative areas of the Company, with special emphasis on the Wire & Cable business unit and its largest operation, Ficap S.A. in Brazil. The Company's management is focused on five main areas:

    increasing revenues through: reorganizing commercial activities in order to recover market share, developing export markets and coordinating commercial activities among subsidiaries;
    developing a specialty cable niche market in Brazil. The Company is focusing its efforts on the development of specialty cables, and obtained internationally recognized certification for these cables technical characteristics. A market for these specialty cables has developed in Brazil, Europe and parts of Asia;
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

Wire & Cable

Since Madeco's incorporation in 1944, its principal business has been the production, sale and distribution of wire and cable products. The Company's Wire & Cable business unit is composed of two divisions: metallic cable, which includes copper rod, and optical fiber.

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

(1) See "Item 4. Information on the Company - Business Overview - Wire & Cable - Optical Fiber".

At year-end 2001, as a consequence of Argentina's tumultuous economic environment and political instability, the Company suspended its Argentine Wire & Cable production operations. Decker-Indelqui (its Llavallol and Quilmes plants) maintained a minimal staff in Argentina, primarily to sell products imported from Madeco's Brazilian facilities and to ensure the security and maintenance of its production facilities. In November 2004, Madeco reopened partially and, on a non-continuous basis, its wire & cable plants (Llavallol and Quilmes) located in Argentina. The Company is constantly evaluating the possibility of re-establishing, at normal capacity, its Wire & Cable operations in Argentina. This decision will depend on (but may not be limited to) the evolution of Argentina's economy, and the evolution of perspectives for the wire and cable market in Argentina.

Wire & Cable - Summary of Sales

The Wire & Cable unit is Madeco's largest business unit, with revenues representing 51.3% of the Company's consolidated sales for the year 2004. The following table shows Madeco's annual net sales generated by the Wire & Cable business unit for the years 2002, 2003 and 2004:

Wire & Cable Unit - Revenues (in Ch$ million)
Year	Metallic Cable Division Revenues (1)	Optical Fiber Cable Division Revenues	Total Revenues	% Consolidated Revenues
2002	133,395	2,284	135,679	51.2%
2003	113,288	0	113,288	46.5%
2004	166,271	0	166,271	51.3%

Wire & Cable Unit - Volume Sales (3)
Year	Metallic Cable (in tons)	Optical Fiber Cable (in kms (2))	Total Volume (in tons)	% Consolidated Volume
2002	60,415	65,452	61,903	53.8%
2003	53,923	0	53,923	49.3%
2004	62,866	0	62,866	51.0%

(1) Revenues of the Wire & Cable business unit include copper rod sales. They also includecopper sulfate sales from Indeco.

(2) Total volume sales presented in tons include the conversion of optical fiber volume sales using the conversion rate 1 ton = 44 kms. The Company did not consolidate with Optel during 2003 and 2004. See "Item 4. Information on the Company - Business Overview - Wire & Cable - Optical Fiber".

(3) The Company's volume sales estimates for the Wire & Cable unit include only metal. Figures presented above differ from those presented in the Company's Annual Report on Form 20-F for the year 2002 as a result of a change in the process of measuring volume sales. Prior to 2003, calculations of sales included metal and insulating materials.

The Company's Wire & Cable business unit generated revenues of Ch$166,271 million for the year 2004, an increase of 46.8% compared to the previous year (Ch$113,288 million). This increase is mostly due to higher sales from copper rod and copper and aluminum cables products of 49.9% and 46.2%, respectively. Overall, the Company experienced growth in its cable products in all markets in which it operates due to improved economic conditions, which increased private sector investments for the Company's Wire & Cable products.

Madeco sells its wire and cable products mainly in the markets where it maintains its operations. Export sales for the Wire & Cable unit represented 14.0% of the unit's revenues for the year 2004 (76.7% of which represented copper rod). The following table shows Madeco's annual net sales generated by the Wire & Cable business unit by destination for the years 2002, 2003 and 2004:

Wire & Cable Unit - Revenues by Destination (in Ch$ million)
Year	Chile	Brazil	Peru	Argentina (1)	Exports (2)	Wire & Cable Unit
2002	21,112	73,213	18,813	2,177	20,364	135,679
2003	19,548	56,039	20,929	2,201	14,571	113,288
2004	31,222	77,614	29,454	4,646	23,335	166,271

Wire & Cable Unit - Volume Sales of Metallic Cable by Destination (in tons)(3)
Year	Chile	Brazil	Peru	Argentina	Exports (2)	Wire & Cable Unit
2002	7,269	32,722	6,123	1,325	12,976	60,415
2003	6,253	28,135	7,799	1,138	10,598	53,923
2004	8,993	31,394	8,663	2,011	11,805	62,866

Wire & Cable Unit - Volume Sales of Optical Fiber Cable by Destination (in kms) (4)
Year	Chile	Brazil	Peru	Argentina	Exports (2)	Wire & Cable Unit
2002	3,174	2,128	72	3,525	56,553	65,452
2003	0	0	0	0	0	0
2004	0	0	0	0	0	0

(1) The Company's revenues in Argentina in 2002 and 2003 are the result of the marketing and selling of imported products from Brazil. In 2004, the Company's revenues in Argentina are the result of the marketing and selling of both imported products from Ficap S.A. and manufactured products from Decker-Indelqui.

(2) Exports for the Wire & Cable unit consist of all sales to customers in any country other than Chile, Brazil, Peru and Argentina.

(3)The Company's volume sales estimates for the Wire & Cable unit include only metal. Figures presented above differ from those presented in the Company's Annual Report on Form 20-F for the year 2002 as a result of a change in the process of measuring volume sales. Prior to 2003, calculations of sales included metal and insulating materials.

(4) Madeco did not consolidate with Optel during 2003 and 2004. See "Item 4. Information on the Company - Business Overview - Wire & Cable - Optical Fiber".

The following table shows the Company's total revenues generated by the Wire & Cable unit for the years 2002, 2003 and 2004, broken down by the subsidiary generating the revenues:

Wire & Cable Unit - Revenues (in Ch$ million)
Year	Madeco Chile (metallic cable)	Ficap (metallic cable)	Indeco (metallic cable)	Decker-Indelqui (metallic cable) (1)	Optel (2) (optical fiber)	Inter-company	Wire & Cable Unit
2002	41,238	71,897	33,510	1,216	2,284	(14,466)	135,679
2003	42,429	55,390	33,764	2,237	0	(20,532)	113,288
2004	59,956	76,948	53,766	4,680	0	(29,079)	166,271

(1) The Company's revenues in Argentina in 2002 and 2003 are the result of marketing and selling of imported products. In 2004, the Company's revenues in Argentina are the result of marketing and selling of both imported products from Ficap and manufactured products from Decker-Indelqui.

(2) Madeco did not consolidate with Optel during 2003 and 2004. See "Item 4. Information on the Company - Business Overview - Wire & Cable - Optical Fiber".

The following discussions of the Company's Wire & Cable business unit (production, raw materials, sales and distribution, market demand and industry size estimates, and market share and description of competition) have each been separated into two sections, cable and optical fiber cable.

Cable - Production

The Company has a total of six facilities for the production of metallic wire and cable products. In Chile, the Company maintains one cable production facility located in the community of San Miguel. The Company has two modern facilities operating in Brazil, located in Rio de Janeiro and Sao Paulo. In Argentina, production facilities are located in Quilmes and Llavallol, both on the outskirts of Buenos Aires. The Argentine facilities are operating on a partial and non-continuous basis. The Company is constantly evaluating the possibility of re-establishing, at normal capacity, its Wire & Cable operations in Argentina. This decision will depend on (but may not be limited to) the evolution of Argentina's economy, and the evolution of perspectives for the wire and cable market in Argentina. The Company's Peruvian production facility is located in Lima.

Since 2003, the Company has ceased producing magnetic cables in Chile and has commenced the production of flexible cables and anti-theft cables. Madeco's wire and cable products are sold primarily in the countries where the Company maintains its production facilities and commercial offices.

The following table includes information regarding each wire and cable production facility: plant location, principal products manufactured and International Organization of Standardization, or "ISO", certification:

Country	Location	Principal Products	ISO Certification (1)
Chile	San Miguel, Santiago	Cu: all wire and cable products	9001: 1998, 2003
Brazil	Rio de Janeiro	Cu and Al:thermo-plastic, thermo-stable, bare wire cable; Cu: telecom	9001: 2001, 2005
	Sao Paulo	Cu and Al: thermo-plastic, thermo-stable, building wire; Cu: magnetic	9001: 2001, 2005
Argentina	Quilmes, BA	Cu and Al: bare wire, thermo-plastic, thermo-stable; Cu: telecom	9001: 1999
	Llavallol, BA	Cu and Al: bare wire	N/A
Peru	Lima	Cu and Al: all wire and cable products	9001: 1998, 2002

(1) In cases where two dates are included, the first date indicates the original certification and the second date indicates the most recent certification.

The Company has created joint ventures in both Chile and Peru with other wire and cable manufacturers to produce 8.0 mm copper rod, one of the principal raw materials used in the production of copper wire and cable products. See "Item 4. Information on the Company - Business Overview - Wire & Cable - Raw Materials".

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

The Company's metallic wire and cable products include both standard products as well as customized special order products that satisfy the telecom, energy, mining, and construction sectors' requirements, as well as the durable goods manufacturers' requirements. While standardized or on-the-shelf products are manufactured according to the highest international standards, customized wire and cable products are made to satisfy customer specifications.

The three principal types of copper telecom cables produced by the Company are high capacity multi-pair transmission cable, distribution cable and internal cable. Classification of the cables is based on their transmission capacity (i.e., the quantity of channels that can be carried simultaneously). The largest telecom cables are the high capacity multi-pair transmission cables (between 600 and 2,400 pairs); these cables are insulated with polyethylene and used as underground trunk lines between major switching facilities. These trunk lines are being replaced over time by optical fiber cables, which carry high amounts of data with superior transmission performance. Distribution cables are polyethylene insulated telecom cables including between 10 to 400 pairs. They are used to interconnect trunk lines to individual homes and buildings. Internal cables (less than 25 pairs) are insulated with polyvinyl chloride ("PVC") and used to link individual buildings to their respective external connection points which are located in close vicinity ("drop lines"). Internal cables are also used within commercial and residential buildings.

The following diagram depicts the production process for copper telecom cables:

Copper rod à drawing à drawing and insulating à pairing à cabling à coating

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

Copper is the principal raw material used by the Company in the production of wire and cable products, and represented approximately 81.4% of the total raw material costs for the Company's Wire & Cable unit in 2004. The Company's Brazilian unit purchases the majority of its copper from a domestic supplier: Caraiba Metais S.A. which represented approximately 57.5% of total copper costs in 2004 and from the Company's cable subsidiaries Indeco and Madeco which represented approximately 42.5% of total copper costs in 2004. Southern Peru Copper Corporation, BHP Billiton Tintaya S.A. and Sociedad Minera Cerro Verde S.A. combined are the three large Peruvian mining companies which together supply almost 100% of the Peruvian operation's total copper requirements.

The Company purchases copper supplies for its Chilean units from the two large Chilean mining companies, Corporación Nacional de Cobre ("Codelco") and Empresa Nacional de Minería ("Enami"). In the case of Chile and Peru, the Company purchases its copper requirements from various mines as cathodes and then has them transformed into 8.0 mm copper rods, the raw material form used in the fabrication of all wire and cable products. The Company has created joint ventures with other wire and cable manufacturers in both Chile and Peru in order to guarantee the procurement of high quality copper rod at the lowest possible cost. In Chile, Colada Continua was a joint venture created in 1987 and is a 41% owned affiliate of Madeco; the entity is also owned by the Company's two largest Chilean competitors, Cobre Cerrillos S.A. ("Cocesa") and Elaboradora de Cobre Viña del Mar S.A. ("Covisa"), with a 41% interest and an 18% interest, respectively. In Peru, Cobrecón S.A. was a joint venture created in 1996; the Company, the Peruvian cable manufacturer Conductores Eléctricos Peruanos ("Ceper") and the Colombian cable manufacturer Cables de Energía y Telecomunicaciones S.A. ("Centelsa") each own a 33.3% equity participation in Cobrecón. During the last quarter of 2004, Ceper closed-down its facilities due to financial difficulties and its future prospects and ownership participation have not yet been determined. While in the past the Brazilian unit purchased the bulk of its copper in copper rod form directly from its domestic supplier, the Company has recently provided the Brazilian business unit with most of its copper rod requirements from the Chilean and Peruvian copper rod production entities.

In Chile, the government entity Corporación Chilena del Cobre (the Chilean Copper Corporation, or "Cochilco") guarantees and regulates the supply of copper to all domestic manufacturers according to the Copper Reserve Law. On an annual basis, all Chilean copper customers must inform Cochilco of their estimated copper requirements for the upcoming year. Cochilco assigns the domestic copper demand to the various mining companies and establishes conditions for the sale of copper including price levels, which reflect London Metal Exchange, or "LME", prices adjusted for a premium, less non-incurred expenses (freight and taxes) and related insurance costs. Cochilco establishes copper supply contracts and decides which terms are subject to annual renewal. Whether or not a Chilean copper customer was able to obtain its estimated annual copper requirements will be taken into consideration by Cochilco when renewing contracts. Copper purchases are made on a monthly basis, and payments are made prior to delivery. A long-standing project exists however, to study a possible modification or elimination of the Copper Reserve Law by changing the copper reserves that local copper producers must maintain in order to sell to Chilean manufacturers. See "Item 3. Key Information - Risk Factors" for further explanation of the copper price risk and the possible modification of the Copper Reserve Law. Chile is the only country in which the Company operates wherein copper purchases are organized and controlled by a government entity; such an arrangement does not exist in Peru, Brazil or Argentina.

Aluminum, another principal raw material of the Company, is currently purchased separately by the respective operations in each country. In Peru and Argentina, the Company purchases its aluminum rod supplies from ALUAR (Argentina). In addition, in Peru, the Company also purchases its aluminum rod supplies from Siderurgica del Norte (Colombia). In Brazil, the Company purchases aluminum rod supplies from Companhia Brasileira de Aluminio.

On October 2003, the Company signed an agreement for the supply of PVC for Chilean and Peruvian operations with Petroquimica Colombiana S.A. The contract provides greater flexibility to the Company. In Brazil, the Company mainly purchases on a monthly basis its PVC requirements from two different suppliers, Karina Ind. Com. Plasticos and Dacarto Benvic S/A. There are no signed contracts with these suppliers.

Madeco signed a supply agreement with Borealis Compounds LLC. USA ("Borealis") for the supply of polyethylene for its operations in Chile, Brazil, Peru and Argentina. This supply agreement became effective starting January 2005 and will terminate on December 31, 2005. Pursuant to the supply agreement, the Company agreed to purchase 100% of its polyethylene needs from Borealis, who on the other hand agreed to supply 100% of the Company's polyethylene requirements. In accordance with the supply agreement, Borealis provides products to Madeco at competitive prices, and offers a price reduction based on the total volume purchased in each twelve-month period.

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

The Company's Chilean sales force shares its sales staff with Madeco Chile's Brass Mills unit. This combined sales force includes a commercial manager, three supervisors, 13 sales representatives (two of them located in the southern region and one located in the northern region of the country to attend the mining industry), seven sales assistants, one project engineer and one person in charge of marketing.

In Brazil, the Company has a total of 51 employees dedicated to sales, marketing and customer service; these individuals are geographically located across nine branch offices in the country's primary cities (Sao Paulo, Rio de Janeiro, Americana, Belo Horizonte, Curitiba, Brasilia, Recife, Porto Alegre and Salvador). The Brazilian sales efforts are divided into two sectors: infrastructure; and distribution and industry. These sectors serve the Company's customer groupings through all of the Company's nine branch offices. In addition to its proprietary sales force, Madeco retains sales representatives (who are not Company employees) on a contract basis, to serve those regions that are located far from the branch offices. Over the last couple of years Madeco has reduced the number of its sales representatives in Brazil as part of its Business Plan. The Company's sales force in Peru has 16 sales representatives and 9 sales assistants. Additionally, the Company maintains four proprietary retail outlets, located in the cities of Lima and Arequipa. Sales made through the retail stores represented approximately 5% of the total revenues generated in Peru.

The Company continued increasing its sales force in the Argentine wire and cable business unit by increasing the number of sales representatives from three in 2003 to six in 2004. These sales representatives, including a commercial manager are located in Buenos Aires. This increase in personnel has resulted in a 71% increase in tons sold in 2004 compared with 2003.

The Company's wire and cable client base includes approximately 385 customers in Chile, 2,758 in Brazil, 1,124 in Peru, 234 in Argentina and 77 in its export markets (all countries other than Chile, Brazil, Peru or Argentina). The Company's largest customer for the year 2004 was a Brazilian manufacturer, and sales to this customer accounted for 8.9% of the Wire & Cable unit's total sales revenues.

Given the unique tendencies that occur in each of the four countries in terms of demand levels among the various client sectors served by the Company's wire and cable sales, information regarding sales by sector has been included on a country-by-country basis. The following charts show the Company's sales breakdown by client grouping for each country for wire and cable products during the years 2002, 2003 and 2004:

The Company's Chilean Customer Groupings
	% 2002 Revenues	% 2003 Revenues	% 2004 Revenues
Distributors	22%	16%	16%
Durable goods manufacturers	42%	55%	50%
Mining	14%	8%	11%
Energy	9%	12%	14%
Telecom	12%	6%	8%
Others	1%	3%	1%

The Company's Brazilian Customer Groupings
	% 2002 Revenues	% 2003 Revenues	% 2004 Revenues
Distributors	14%	36%	24%
Telecom companies	3%	1%	5%
Energy	34%	4%	13%
Durable goods manufacturers	48%	50%	40%
Others	1%	9%	18%

Figures presented above differ from those presented in the Company's Annual Report on Form 20-F for the year 2002 as a result of a change in Brazilian customer grouping distribution, to make it consistent with other countries' distribution.

The Company's Peruvian Customer Groupings
	% 2002 Revenues	% 2003 Revenues	% 2004 Revenues
Distributors	24%	25%	21%
Mining	4%	4%	4%
Energy	10%	11%	9%
Telecom	4%	11%	10%
Durable goods manufacturers	4%	4%	6%
Retail	8%	7%	5%
Exports and others	46%	38%	45%

The Company's Argentine Customer Groupings
	% 2002 Revenues	% 2003 Revenues	% 2004 Revenues
Distributors	37%	66%	50%
Durable goods manufacturers	7%	1%	9%
Energy	21%	25%	36%
Telecom	18%	0%	0%
Exports and others	17%	8%	5%

While a small portion of the customers make cash payments for their purchase orders, the majority of sales were made with credit. The average payment period for the Company's Wire & Cable business unit amounted to 66 days in 2004 versus 61 days in 2003.

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

The Company's management believes that investments within the telecom sector are largely dependent on gross domestic product, or "GDP", growth. However, investment activity by telecom companies also depends on price regulations in each country and special situations such as privatization, among other factors. The Company's management believes that demand within the telecom industry is affected by, among other things, a total lack of investment and is also undergoing changes as copper telecom cables are being substituted with optical fiber cables and a growing use of wireless telephone communications. The current global downturn in the demand for telecom cables has affected the Company's operations by decreasing demand for both optical fiber and copper cable. The Energy sector demand is typically dependent on new infrastructure projects, the energy regulation system, and energy deficits or surpluses that would promote interconnection systems between countries or regions. In the mining sector, market prices of metals are a major determinant for new investment projects. While demand from durable goods manufacturers seems to depend primarily on GDP growth, demand from the construction sector appears to depend both on GDP growth as well as interest rates and unemployment levels.

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

Given the unique evolution of the wire and cable industry within each individual country, discussion regarding the industry growth/shrinkage over the 2002-2004 period is included separately for each country. The following chart summarizes management's estimates for the wire and cable industries (excluding copper wire rod) for the region in which the Company participates for the years 2002 through 2004:

Industry Size (in metallic tons(1))
Year	Chile	Brazil	Peru	Argentina	Total Region
2002	25,500(2)	182,500	10,900	14,100	233,000
2003	23,863	149,644	12,200	31,700	217,407
2004	25,801	192,000	13,386	37,409	268,596

(1) Measurement estimates for industry size only include metal (copper and/or aluminum); excludes insulation materials.

(2) Industry size in Chile for the year 2002 changed due to different calculation methodology. The value informed in the 20-F of 2002 amounted to 26,000 tons.

Chilean Wire & Cable Market. The following chart shows the Company's estimates for the Chilean wire and cable industry (excluding copper wire rod) as well as the country's GDP growth rates for the years 2002, 2003 and 2004:

	Industry Size
Year	(in metallic tons(1))	GDP Rate
2002 (3)	25,500	2.2%
2003	23,863	3.7%(2)
2004	25,801	6.1%

(1) Measurement estimates for industry size only include metal (copper and/or aluminum); excludes insulation materials.

(2)The 2003 GDP rate for Chile presented above differs from that presented in the Company's Annual Report on Form 20-F for the year 2003 as a result of a change in the Chilean Central Bank calculation formula and methodology.

(3) Industry size in Chile for the year 2002 changed due to different calculation methodology. The value informed in the 20-F of 2002 amounted to 26,000 tons.

In 2002, the electrical conductor market amounted to 25,500 tons (not including copper rod), which represents an increase of 9.0% with respect to 2001, reflecting a rise in projects in the forest and energy sectors. Within the forest sector, the Company had three projects, two of which expanded existing cellulose plants in the VIII Region of Chile and the third of which constructed a new plant of cellulose in the X Region. Within the energy sector, the "Central Ralco" project, a large hydroelectric project located in the VIII Region was initiated.

In 2003, industry size decreased 6.4% mainly due to fewer investments in the energy sector and to the termination of certain projects in the forest sector.

In 2004, the electrical conductor market amounted to 25,801 tons (not including copper rod), which represents an increase of 8.1% with respect to 2003, due to a rise in one-time projects such as the subway expansion, infrastructure improvement projects such as Costanera Norte and other one-time projects such as Proyecto Itata. Additionally, the electrical conductor market was also positively impacted by reoccurring projects such as the Telefónica and Chilectra.

Brazilian Wire & Cable Market. The following chart shows the Company's estimates for the Brazilian wire and cable industry (excluding copper wire rod) as well as the country's GDP growth rates for the years 2002, 2003 and 2004:

	Industry Size
Year	(in metallic tons(1))	GDP Rate (2)
2002	182,500	1.9%
2003	149,644	-0.2%
2004	192,000	4.9%

(1) Measurement estimates for industry size only include metal (copper and/or aluminum); excludes insulation materials.

(2) The GDP rates for Brazil presented above differ from those presented in the Company's Annual Report on Form 20-F for the year 2002 as a result of a change in Brazil's calculation formula and methodology.

The Brazilian cable volume production decreased in 2002 mainly due to a reduction of investment activity from durable goods manufacturers and postponed high voltage transmission lines concessions. Intense rains and a reduction in the country's power consumption resulted in investment postponement. Additionally the uncertainty caused by the Brazilian presidential elections, which took place by the end of 2002, also contributed to this investment postponement.

In 2003, the Brazilian wire and cable market decreased in size by 18.0% mainly due to fewer investments from the electric sector compared to those investments in 2002.

In 2004, the Brazilian economy expanded significantly with GDP growth of 4.9%, which led to a 28.3% increase in the Brazilian wire and cable market size.

Peruvian Wire & Cable Market. The following chart shows the Company's estimates for the Peruvian wire and cable industry (excluding copper wire rods) as well as the country's GDP growth rates for the years 2002, 2003 and 2004:

	Industry Size
Year	(in metallic tons(1))	GDP Rate
2002	10,900	4.9%
2003	12,200	4.0%
2004	13,386	4.8%

(1) Includes metal (copper and/or aluminum); excludes insulation materials.

In 2002, the size of the Peruvian cable market decreased by 8.4% compared to 2001 and the market was negatively impacted by lower demand from electricity distributor companies in Lima due to uncertainties provoked by expected changes in the regulation and the low investment levels of the manufacturing sector, which were partially offset by a slight recovery of the construction sector.

In 2003, the size of the Peruvian wire and cable market increased by 11.9% compared to the previous year mainly due to higher investment levels from the telecom sector which started its investment program after six years of almost no expansion. In addition, aluminum thermo-stable cable demand increased due to the rural electrification program, performed by the Peruvian government in the first half of 2003. In 2003, the construction sector experienced a significant increase due to government incentives to promote the construction of low-income housing.

In 2004, the size of the Peruvian wire and cable market increased by 9.7% compared to the prior year due to higher investments generated from the telecom sector. The Peruvian telecom sector is regulated by a governmental agency, called Osiptel. In 2004, Osiptel dictated a gradual reduction in the overall tariffs charged for telephone related services, such as long distance, local calls and installation of telephone services. This tariff reduction began in 2004 and ended at 10% in May 2005. This reduction along with the stable economic outlook of the country have had a positive effect on the size of wire and cable industry. To a lesser extent, the mining, energy and construction sectors have all contributed to the increase in the industry size.

Argentina Wire & Cable Market. The following chart shows the Company's breakdown for the Argentine wire and cable industry (excluding copper wire rods) as well as the country's GDP growth rates for the years 2002, 2003 and 2004:

	Industry Size
Year	(in metallic tons(1))	GDP Rate
2002	14,100	-10.9%
2003	31,700	8.7%
2004	37,409	9.0%

(1) Measurement estimates for industry size only include metal (copper and/or aluminum); excludes insulation materials.

The Argentine cable industry has been severely impacted over the past years by the overall economic condition of the country and the lack of investment activity among the industry's principal client sectors. The Company estimates that industry size declined 62.8% in 2002. Given the poor outlook for the country's recovery during 2002, the Company ceased production activity of its Argentine wire and cable operations. In 2002, small domestic manufacturers had a greater ability to compete in this industry as a result of a decrease in imports from foreign cable participants.

In 2003, the Argentine cable industry increased 124.8% compared with the previous year. This increase was driven mostly by the growth in the construction sector and, to a lesser extent, growth in demand for durable goods.

In 2004, the Argentine cable industry increased 18% compared with the previous year mainly due to growth in the service sector, growth in demand for durable goods and, to a lesser extent, growth in the construction sector. Despite the aforementioned increase in volume demand, industry size is still below historic levels (with an average of 50,000 tons between 1998 and 2000). The Llavallol and Quilmes facilities are operating on a partial and a non-continuous basis. The Company is constantly evaluating the possibility of re-establishing, at normal capacity, its Wire & Cable operations in Argentina. This decision will depend on (but may not be limited to) the evolution of Argentina's economy, and the evolution of perspectives for the wire and cable market in Argentina.

Wire & Cable - Market Share and Description of Competition

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

Market Share and Competitors in the Chilean Cable Market. The following table sets forth the Company's estimate of market share statistics for the Chilean copper wire and cable industry for the past three years:

	2002	2003	2004
The Company	29%	30%	37%
Cocesa	31%	29%	27%
Covisa	14%	16%	16%
Other Domestic	6%	7%	8%
Imports into Chile	20%	18%	12%

The Company's market share calculation methodology includes products sold in Chile and sales from marketing and selling of imported products (mainly magnetic wire). Such imported products are not reflected in the Chilean volume sales because the Company's definition of volume sales excludes sales from marketing and selling of imported products.

Madeco currently has two principal Chilean competitors in the wire and cable industry. Cocesa, which is owned by the international cable manufacturer Phelps Dodge Corporation, has been in business since 1950. This competitor produces many of the same wire and cable products as those manufactured by the Company, except for magnetic wires and telecom cables, which are imported from other of Phelps Dodge's facilities. Cocesa maintains its production facilities and headquarters in Santiago, and has a branch office in Antofagasta. The Company's other principal competitor is Covisa, a company that has been in business for 20 years and is owned by local investors. Covisa produces a variety of wires and cables, but does not manufacture magnetic wires or telecom cables. The headquarters and production facility are located in the city of Viña del Mar, and branch offices are located in Santiago and Concepcion. International wire and cable producers such as Pirelli Energia, Cabos e Sistemas do Brasil S.A. ("Pirelli" of Brazil, subsidiary of the Italian multinational firm), Grupo Condumex S.A. de C.V. ("Condumex", of Mexico), Conductores Monterrey S.A. de C.V. (Mexico) and Top Cable Sociedad Anonima (Spain) have been importing products to Chile since 1997 and compete in the bidding processes in the Chilean mining, energy and telecom sectors.

In 2003, the Company's market share increased by 1 percentage point, due mainly to higher sales of aluminum and magnetic cables, which was partially offset by the loss of one telecom contract with one of the largest telecom companies in Chile.

In 2004, local Chilean wire and cable manufacturers sold an estimated 22,834 tons of wire and cable products for sale in Chile. Import products amounted to 2,967 tons, or approximately 11.5% of the industry. For the years 2003 and 2002, imports represented 18%, or 4,295 tons, and 20%, or 5,100 tons, of the industry, respectively.

Market Share and Competition in the Brazilian Cable Market. The following table sets forth the Company's estimate of market share statistics for the Brazilian wire and cable industry for the past three years:

	2002	2003	2004
Pirelli	21%	21%	18%
The Company	18%	18%	16%
Phelps Dodge	11%	11%	11%
Other Domestic	48%	48%	54%
Imports into Brazil	2%	2%	1%

Pirelli Energia, Cabos e Sistemas do Brasil S.A. ("Pirelli") is the global industry leader, with several operations throughout the world. The Company believes that Pirelli is the market leader in Brazil in various copper cable product segments, including copper and aluminum thermo-plastic cables, copper and aluminum thermo-stable cables, building wire and copper telecom cable. In October 2004 Pirelli sold the magnet wire production facilities to PPE Invex. Phelps Dodge ("PD"), a subsidiary of Phelps Dodge Corporation, has its Brazilian headquarters and a production facility located in Sao Paulo and has been in operation since 1965, (formerly as Alcoa). PD produces bare aluminum wire and cable, building wire and copper and aluminum thermo-plastic and thermo-stable cables. The Company believes that PD is one of the leading producers in Brazil of aluminum wire and cable products. Furukawa (Japan) sold its aluminum facilities to Nexans, and only competes in the telecom industry. Other competitors include the multinational Nexans (French), General Cables (USA) and Sao Marco (Mexico). In addition, CBA-Companhia Brasileira de Aluminio S.A. and Wirex are local producers.

In 2002, the local cable industry supplied almost all the needs in industrial investments, general market and enameled wire. For the high voltage transmission lines only a small part was imported, primarily from Venezuela (about 5,000 tons) about 7% of the aluminum cable consumption in Brazil in the year 2002. Due to the Argentine currency devaluation, a portion of insulated and bare aluminum cables for state owned power distribution companies were imported from Argentina.

In 2003, local Brazilian wire and cable manufacturers produced an estimated 146,651 tons of wire and cable products for sale in Brazil, whereas imported products amounted to 2,993 tons, or approximately 2% of the industry. In 2002, imports represented 2% (3,650 tons) of the industry. Import sales reductions since 2002 reflect the return of demand for telecom cables to normal levels, after a surge in demand upturn for such products at the end of 2001 and beginning of 2002.

In 2004, local Brazilian wire and cable manufacturers produced an estimated 190,080 tons of wire and cable products for sale in Brazil. Imported products amounted to 1,920 tons, or approximately 1% of the industry.

In the latter part of 2002 and during 2003, the Company focused its efforts on the development of specialty cables, and obtained internationally recognized certification for the technical characteristics of these cables. In 2004, a market for these cables developed in Brazil and in Europe and the Company was able to improve its market share position domestically and is working to exploit the European market during 2005.

Market Share and Competition in the Peruvian Cable Market. The following table sets forth the Company's estimate of market share statistics for the Peruvian copper wire and cable industry for the past three years:

	2002	2003	2004
The Company	56%	64%	65%
Celsa	9%	10%	9%
Ceper	18%	11%	7%
Other Domestic	9%	9%	7%
Imports into Peru	8%	6%	12%

The Company estimates that it is the market leader in most of the product segments within the Peruvian cable industry: bare copper wire, copper and aluminum thermo-plastic and thermo-stable cables, building wire, magnetic wire and copper telecom cables. The Company's principal Peruvian competitor is Conductores Electricos Peruanos ("Ceper"), founded in 1968; this company filed for bankruptcy at the end of 2001 and closed-down its facilities in 2004 due to financial difficulties. Conductores Electricos Lima ("Celsa") produces only building wire, copper thermo-plastic cables, copper thermo-stable cables and aluminum thermo-stable cables. The Company's principal competitors in Peru often encounter financial difficulties in sustaining their operations and small competitors that produce basic wire and cables, often have difficulties procuring an adequate supply of copper wire rod, the principal raw material required for production.

In 2003, local manufacturers sold an estimated 11,468 tons of wire and cable products for sale in Peru. Imported products amounted to 732 tons, or approximately 6% of the industry. For 2002, imports into Peru represented 872 tons, or approximately 8%. Imported products lost market share due to lower local demand of thermo-stable cables, which previously were imported from the United States, Canada, Venezuela and Korea.

In 2004, the Company increased its market participation by one percentage point compared to the previous year, selling a total of 8,663 tons. This increase was accomplished despite strong competitive pressures from foreign competitors and Ceper's withdrawal from the market during the last quarter of 2004 due to financial difficulties.

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

Market Share and Competition in the Argentine Cable Market. The following table sets forth the Company's estimate of market share statistics for the Argentine copper wire and cable industry for the past three years:

	2002(1) (2)	2003	2004
Pirelli Argentina	25%	25%	26%
Imsa	15%	18%	19%
Cimet	11%	10%	12%
The Company	4%	4%	5%
Other Domestic	38%	40%	35%
Imports into Argentina	7%	3%	3%

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

The Company currently has three principal Argentine competitors in the wire and cable industry. Pirelli Cables S.A.I.C. ("Pirelli Argentina", a subsidiary of Pirelli, the Italian multinational firm) is the industry leader, with offices and production facilities in Buenos Aires. The Company believes it is the leading supplier in Argentina of bare wire/cable, copper thermo-plastic and thermo-stable cables and building wire. Industria Metalúrgica Sudamericana S.A. ("Imsa") is a local company which produces building wire and energy cable, and is the only manufacturer of magnetic wire in Argentina. Imsa's offices and production facilities are located in Buenos Aires. Cimet S.A. is another local competitor and was originally a Phelps Dodge subsidiary which was subsequently acquired by Siemens and then by the Rasmuss Group of Chile. Cimet's operations are located in Buenos Aires, producing a full range of copper and aluminum wire and cable products. The Company estimates that Cimet is the country's leading supplier of copper telecom cables.

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

The Company's market share increased a percentage point to 5% in 2004 from 4% in the previous year. This increase is mainly due to higher demand in the energy sector and to the overall improvement in the country's economic indicators.

Optical Fiber Cable

Madeco has participated in the optical fiber industry since 1997 with the acquisition of the Brazilian cable operation Ficap S.A. In June 1999 the Company created a joint venture, Ficap Optel Ltda., between its subsidiary Ficap and Corning. Ficap Optel Ltda. produces, sells and distributes optical fiber telecom cables. In April 2001, Corning increased its interest in Ficap Optel from 25% to 50% by acquiring a 25% interest from the Company such that both parties owned an equal 50% participation in the joint venture. As part of the joint venture agreement, Ficap Optel changed its name to Optel and acquired 99.9% of Optel Argentina S.A. (previously Corning Cable Systems Argentina S.A.), thereby expanding its optical fiber business into Argentina.

On June 27, 2002, Corning notified Madeco of its desire to liquidate the joint venture. The Company refused to liquidate the joint venture and requested an arbitration. On November 9, 2003, the arbitration suit was resolved against Madeco and the Joint Venture Agreement was declared lawfully terminated. As a result of the termination of the Joint Venture Agreement among others, i) the Company lost certain rights regarding the appointment of Optel's management (consequently, the subsidiary was not consolidated into the December 31, 2003 financial statements) and ii) the Company was required to initiate the liquidation of Optel at Corning's demand.

Until 2002, the Company produced optical fiber telecom cables, for which it had 2 production plants, one located in Brazil and the other in Argentina, with a combined installed capacity of 1,300,000 km. Due to the economic crisis in Brazil and Argentina, demand for Optel's products, especially from the telecommunication industry, was negatively affected. As a result, during 2003 and 2004 Optel's plants operated at reduced levels. The Company's optical fiber cable subsidiary in Brazil sold telecom cables in stock but did not produce telecom cables. In Argentina, Madeco's optical cable subsidiary Optel Argentina S.A. continued its operations, serving the local market and some neighboring countries.

On March 31, 2005, the Company and Corning reached an agreement whereby Corning sold its 50% interest in Optel Ltda. to the Company for the nominal amount of R$1. With the consummation of this transaction, the Company expects to recover a leading position in the optical fiber industry, especially in those areas of South America where the Company has an industrial and commercial presence. In accordance with the purchase agreement, Corning has executed a binding 2-year non-competition clause not to compete in the markets where Optel currently operates. In addition, on March 31, 2005, the Company reached an agreement with two of Optel's principal creditors to forgive US$5.3 million of US$7.3 million indebtedness, and the difference was paid to the creditors.

Brass Mills

Since Madeco's incorporation in 1944, the Company has been manufacturing pipe, bar and sheet products in Chile; the Company initiated the fabrication of aluminum based products (profiles, sheets and foil) in 1954.

In 1988, the Company acquired Armat, the sole private coin blanks producer in Chile dedicated to the production of coin blanks and minted coins made of copper and copper-based alloys for central banks. Madeco sends its coins to the Chilean Mint for minting and then exports the coins to the various central banks around the world.

The Argentine company, Decker S.A.I.C.A.F. e I. ("Decker") was originally a Brass Mills operation founded in 1900 by Mr. Guillermo Decker. The Company acquired Decker in 1994. Decker-Indelqui S.A. was created in 1998 as a result of the merger of the Company's two subsidiaries in Argentina; the merged entity is currently owned 99.33% by the Company and participates in both the Wire & Cable and Brass Mills businesses.

The following table includes the names of the Company's subsidiaries dedicated to the production, sales and distribution of Brass Mills products:

Country	Entity Name	Division
Chile	Madeco Chile Armat S.A.	PBS(1) Coins and sheets
Argentina	Decker-Indelqui S.A.	PBS(1)

(1) PBS = Pipes, Bars and Sheets

At the end of 2002, to minimize costs and improve efficiency, the Company merged Armat's and its administrative tasks. As a result, since 2003 Armat's administrative activities such as finance, accounting, human resources, information systems, and supply are conducted from the head office in Santiago.

In the second half of 2003, as a result of the gradual recovery in the Argentine market, the Company decided to reopen its copper tubes and foundry operations at a limited capacity, and additionally decided to boost its commercial department, for which the Company maintains 10 employees focused on the sale of local production to over 500 active clients including imports from Madeco Chile.

The following table shows the Company's annual net sales generated by the Brass Mills business unit for the years 2002, 2003 and 2004:

Brass Mills Unit - Revenues (in Ch$ million)
Year	PBS- Revenues	Coins- Revenues	Total Revenues	% Consolidated Revenues
2002	48,150	10,391	58,541	22.1%
2003	50,612	6,970	57,582	23.6%
2004	76,456	7,570	84,026	25.9%

Brass Mills Unit - Volume Sales (in tons)
Year	PBS- Volume Sales	Coins- Volume Sales	Total Volume Sales	% Consolidated Volume
2002	25,771	3,582	29,353	25.5%
2003	27,375	2,985	30,360	27.8%
2004	30,871	2,448	33,319	27.0%

The Brass Mills unit is Madeco's second largest segment in terms of revenues, representing 25.9% of consolidated revenues in 2004. Of the four businesses, the Company's Brass Mills unit is the most internationally diverse, with customers in over 27 countries. Export sales in 2004 amounted to approximately 55.9% of total revenues and 62.9% of total volume sales for the Company's Brass Mills unit.

The following table shows the Company's total revenues generated by the Brass Mills unit for the years 2002, 2003 and 2004, broken down by the subsidiary generating the sale:

Brass Mills Unit - Revenues (in Ch$ million)
Year	Madeco Chile	Decker-Indelqui	Armat	Inter-company	Brass Mills Unit
2002	47,354	3,194	10,457	(2,464)	58,541
2003	52,358	4,149	7,342	(6,267)	57,582
2004	79,178	6,594	8,439	(10,185)	84,026

Brass Mills - Production

The Company's pipe, bar and sheet, or "PBS", operation in Chile has two production facilities located in the southern part of Santiago, a smelting furnace and a manufacturing plant for pipes, bars and sheets. Moreover, the Company has its coin blank manufacturing plant in Quilpué, approximately 120 kilometers from Santiago. The Company's Argentine Brass Mills facilities are located near Buenos Aires, in Llavallol and Barracas. The following table includes information regarding each Brass Mills production facility:

Country	Location	Principal Products	ISO Certification (1)
Chile	San Miguel, Santiago	Pipes and Bars	9002: 1998, 2001 9001: 2003
	San Bernardo, Santiago	Smelting Furnace, Sheets	9002: 1998, 2001 9001 : 2003
	Quilpue	Coin Blanks and Sheets	9002: 1997 9001: 2003
Argentina	Llavallol, BA	Sheets and Foundry	N/A
	Barracas, BA	Pipes	N/A
	San Luis (2)	Foundry, brass products	N/A

(1) In cases where two dates are included, the first date indicates the original certification and the second date indicates the most recent certification.

(2) The Company's plant located in San Luis remains closed since December 2001.

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

Production of pipes and/or sheet products begins by melting in a furnace the proper combination of metals and elements to obtain the desired alloy. The Company has two different types of foundry processes: electric and natural gas. The electric foundry is used to melt virgin raw material and to produce special alloys such as brass. The natural gas furnace, which can also operate with alternative energy sources such as diesel fuel or liquid gas, enables the Company to melt secondhand metals mixed with virgin metals and produce alloys which meet standard international requirements. The smelted material is then cast in vertical semi-continuous machines that produce different shapes depending on the final product; for example, cylinders are produced for pipes and rectangular bars are created for sheets, bars and busbars.

Copper and brass pipes are used primarily for heating and drinking water systems in the residential construction industry, the industrial sector, and the commercial construction industry. Copper pipes are also used for air conditioning, heating and refrigeration units, in the fabrication of various automobile parts and by other durable goods manufacturers. The Company's pipe products range in diameter from 2 mm to 5 inches; pipes over 1 inch in diameter are produced in strips measuring up to 6 meters in length while pipes under 1 inch in diameter can be produced in strip or rolled form.

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

The following diagram depicts the production process for sheets:

Cakes

Metals à Smelting à hot rolling à surface milling à cold rolling à annealing à cutting à packing

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

The following diagram depicts the production process for busbars and brass bars:

Metals billets

à Smelting à drawing à cutting à packing

Recently launched products in the PBS division include copper water outlets, new copper roofing designs, plastic covered copper pipes for the energy sector and silver-plated busbars for the mining industry.

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

The following diagram depicts the production process for coins:

Electric melting furnace à horizontal continues casting à cold rolling à annealing à blank cutting à annealing à polishing à sorting à inspecting, cutting, packing

Madeco has had a minted coin agreement with the Chilean Mint since March 2000. This agreement has a five-year term and is automatically renewable for an additional five years unless either of the two parties expressly decides not to renew the contract. Pursuant to this agreement, the Chilean Mint provides the minting process necessary for the Company to fill international customer orders for minted coins from any public or private bids. Each November, the Company and the Chilean Mint must reach an agreement on a reference price, which provides a framework for future bids. The final price for each minting order, however, will depend on the specifications of each particular bid, including alloy, coin size and mint design.

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

The Company purchases its copper supplies for its Brass Mills operations mainly from two large Chilean mining companies, Codelco and Enami, and two international mining companies, Escondida and Soc. Contractual El Abra. The Company obtains most of its Brass Mills' aluminum requirements from Aluminios Argentinos S.A.I.C. ("Aluar", of Argentina). The Company's zinc requirements are purchased mainly from two Peruvian suppliers, Doe Run Peru S.R.L. ("Doe Run") and Cajamarquilla. On December 16, 2002, the Company signed an agreement with Doe Run in which Doe Run agreed to supply a total of 480 to 720 metric tons of zinc annually. The contract has been modified from previous agreements with Doe Run relating to the quantity of zinc required by the Company, in order to include both the supply needed by the subsidiary producer of coin blanks and coins, Armat, and the sales increase of brass-based products. Nickel is purchased mainly from Inco Limited (Canada) and Companhia Niquel Tocantins S.A. (Brazil), and tin is purchased mainly from Minsur S.A. (Peru).

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

While the pipes, bars and sheets, or "PBS", division and the coin division together constitute the Company's Brass Mills business unit, the following discussions below have been separated into two sub-sections, PBS and Coins.

PBS - Sales by Destination

Madeco sells a large portion of its Brass Mills products in Chile and Argentina, where the Company has its production installations. Additionally, the Company exports pipes, bars and sheets to multiple countries, including the United States as well as countries in Latin America, Europe and Asia. Export sales for the PBS division consist of all sales to customers in any country other than Chile or Argentina and represented 52.5% of the total division's revenues for the year 2004. The following table shows Madeco's annual net sales generated by the PBS division by destination for the years 2002, 2003 and 2004:

PBS Division - Revenues by Destination (in Ch$ million)
Year	Chile	Argentina	Exports (1)	PBS Division
2002	18,797	2,750	26,603	48,150
2003	19,918	4,196	26,498	50,612
2004	30,373	5,930	40,153	76,456

PBS Division - Volume Sales by Destination (in tons)
Year	Chile	Argentina	Exports (1)	PBS Division
2002	8,494	1,113	16,164	25,771
2003	9,134	2,318	15,923	27,375
2004	9,622	2,631	18,618	30,871

(1) Exports for the PBS division consist of all sales to customers in any country other than Chile or Argentina.

In 2004, PBS division revenues increased by Ch$25,844 million or 51.0% compared to the previous year. The increase in revenues was caused principally by a 34% increase in the average unit selling price and a 12.7% increase in the volume sold. Both Chile and Argentina experienced an increase in revenue due to market share gains in the copper pipes segment. Moreover, the increase in revenues in 2004 were also driven by a 44.8% increase in the average Chilean selling price due to price increases in raw material products such as copper that were passed along in higher selling prices.

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

The Company's Chilean sales force shares its sales staff with Madeco Chile's Wire & Cable unit. This combined sales force includes a commercial manager, three supervisors, 13 sales representatives (two of them located in the southern region and one located in the northern region of the country to attend the mining industry), seven sales assistants, one project engineer and one person in charge of marketing. Customer groupings in the Chilean market include: retail companies, electronic and electric appliance manufacturers, aluminum foil and sheet buyers, durable goods manufacturers and Mining. The Company also utilizes the Chilean wire and cable commercial network to market and sell its Brass Mills products to other customer segments. In 2003, due to the Company's decision to boost the sales of the Brass Mills unit in Argentina after the closure of the plants at the end of 2001, a sales group was created including a sales head and 7 salesmen, 5 of which are located in Buenos Aires, 1 in Cordoba and another in Rosario.

The Company's PBS operations have 370 clients in Chile, 535 Argentine customers and 149 customers in its export markets. In 2004, the largest customer was a Brass Mills product distributor in Austria and sales to this customer accounted for 29.2% of the Company's total revenues generated from the sale of pipes, bars and sheets.

Given the unique tendencies that occur in each of the markets served by the Company's Brass Mills business unit, information regarding sales by sector have been included on a country-by-country basis. The following charts show the Company's sales breakdown by client grouping for the years 2002, 2003 and 2004:

The Company's Chilean Customer Groupings
	% 2002 Revenues	% 2003 Revenues	% 2004 Revenues
Retail and Distributors	68%	68%	68%
Durable good manufacturers	18%	13%	12%
Mining	0%	0%	8%

Electric appliance manufacturers	7%	5%	4%
Aluminum	4%	4%	2%
Others	3%	10%	6%

The Company's Argentine Customer Groupings
	% 2002 Revenues	% 2003 Revenues	% 2004 Revenues
Retail and Distributors	53%	59%	48%
Construction	15%	15%	17%
Durable good manufacturers	32%	26%	23%
Exports and others	0%	0%	12%

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

Given the unique evolution of the brass mills industry within each individual country or segment, discussions regarding the industry growth/shrinkage over the 2002-2004 period are included separately for Chile and Argentina.

Chilean PBS Market. The following chart shows the Company's estimates for the Chilean pipe, bar and sheet industry as well as the country's annual GDP growth rate for the years 2002, 2003 and 2004:

Industry Size (in tons)
Year	Total Industry Size	GDP Rate (1)
2002	15,822	2.2%
2003	16,734	3.7%
2004	17,407	6.1%

(1) The annual GDP rates for Chile presented above differ from those presented in the Company's Annual Report on Form 20-F for 2002 and 2003 as a result of a change in Chilean Central Bank calculation formula and methodology.

The Company estimates that the industry size for copper and brass products for 2004 increased 4.0% compared with the previous year. Such increase reflects a higher demand of copper pipe primarily from the construction sector.

Argentine PBS Market. The following chart shows the Company's estimates of the Argentine pipe, bar and sheet industry as well as the country's GDP growth rates for the years 2002 to 2004:

Year	Industry Size (in tons)	GDP Rate
2002	9,700	-10.9%
2003	17,000	8.7%
2004	17,773	9.0%

In recent years, competition from the Argentine PVC pipes sector has been increasing. While copper pipes are used for both water and sewage systems in commercial buildings and high-income private housing, PVC pipes dominate the medium and lower-income housing construction segments. Although copper pipes outperform PVC pipes in terms of mechanic resistance and durability, PVC pipes are popular due to their discount prices.

In 2003, the industry size increased 75.3% compared with the previous year mainly due to greater activity in the construction sector and the recovery of durable goods manufacturers after the devaluation of the Argentine peso against the U.S. dollar.

In 2004, the industry size increased 4.5% compared with the previous year mainly due to greater activity in the service sector, higher demand for durable goods and, to a lesser extent, growth in the construction sector. Despite growth in 2004, the demand for pipes, bars and sheets in Argentina is still below historical levels (25,000 tons on average between 1989 and 2000), reflecting the fact that all client sectors of the Company's pipe, bar and sheet products are still recovering from the negative impact of the economic crisis in Argentina in 2001.

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

Market Share and Competition in the Chilean PBS Market. The following table sets forth the Company's estimate of market share statistics for the Chilean pipe, bar and sheet industry for the past three years:

	2002	2003(1)	2004
The Company	53%	60%	61%
Cembrass	10%	3%	4%
Tecob	7%	2%	0%
Conmetal	8%	10%	9%
Offermanns	3%	2%	2%
Other Domestic	3%	0%	0%
Imports into Chile	16%	23%	24%

(1) The Company's market share calculation methodology differs from those presented in the Company's Annual Report on Form 20-F for 2003. The Company's market share calculation methodology has improved through the availability of additional information (excludes semi-foundry and brass rod sale estimations and includes sales from the Codelco Norte project, "Proyecto Codelco Norte" and sales from marketing and selling of imported products). Conversely, the Chilean volume sold includes semi-foundry and brass rod sale estimations but excludes sales from the Codelco Norte project and sales from marketing and selling of imported products. The Company believes that the figures presented above better reflect market share.

The Company is the largest local producer of pipes, bars and sheets in Chile, reaching an estimated market share of 61% for the year 2004. The Company believes that it is the leading producer in Chile for copper pipes, bars and sheets and brass sheets.

The Company's primary competitor in the copper pipe segment is Themco-Conformadores de Metales S.A. ("Conmetal"). Conmetal manufactures rigid copper pipes and small copper bars and was founded in 1995 by Themco, a large plastic pipe and fitting conglomerate. In order to increase its production capacity, Conmetal inaugurated a new plant facility in 2004. The Company estimates that the leader in the brass bars segment is Cembrass S.A. ("Cembrass"). Cembrass is a subsidiary of CEM (one of Chile's manufacturers of residential water heaters). The other significant brass bar producer is Manufacturas de Metales Offermanns Flood S.A.I.C. ("Offermanns"), a company that has been in the market for almost 60 years. Offermanns' products include brass bars as well as the well known Flood brand padlock. Other smaller competitors include Electro Copper Ltda. and Aceros y Metales S.A.

In the year 2003, domestic producers sold approximately 12,718 tons of pipe, bar and sheet products for sale in Chile. Imported products amounted to 4,016 tons, or approximately 24% of the industry. For the year 2002, imports represented 16% (2,580 tons) of the industry.

In 2003, the Company increased its market share by seven percentage points. Such increase was based on a rise in both the tube and copper bars market. In the second half of 2003, one of the Company's main local competitors stopped its production due to financial difficulties, and a foreign competitor of copper tubes entered into an agreement with the Company whereby this foreign competitor would acquire copper tubes directly from the Company as opposed to importing them. Within the copper bars market, Madeco also increased its market share after it was awarded the majority of a contract with one of the main mining companies in the country for the purchase of copper bars that conduct electricity.

In 2004, the Company increased its market participation by one percentage point, selling a total of 10,551 tons of brass mill related products. This increase is mostly due to an increase in the sale of copper pipe products. The principal reason for the market participation increase in 2004 compared to the previous year was the closure of the Tecob operations in 2003 and the low production levels of Conmetal as a result of the plant remodeling realized during the first semester of 2004. Consequently, the Company, Cembrass and foreign importers each increased sales by approximately 1%.

Market Share and Competition in the Argentine PBS Market. The following table sets forth the Company's estimate for market share statistics of pipe, bar and sheet products for the past three years:

	2002	2003	2004
The Company	11%	13%	14%
Pajarbol-Cembrass	13%	15%	15%
Sotyl	13%	12%	13%
Vaspia	7%	7%	7%
Quimetal	11%	7%	7%
Other Domestic	42%	34%	33%
Imports into Argentina	3%	12%	11%

(1) The Company's market share calculation methodology has improved through the availability of additional information (excludes semi-foundry and brass rod sale estimations). Conversely, the Argentine volume sold includes semi-foundry and brass rod sale estimations. The Company believes that the figures presented above better reflect market share.

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

In 2003, the Company's market share increased by two percentage points due to the partial recovery of historical sale levels. During 2003 Madeco reorganized its commercial department, re-opened (at limited capacity, in the second half) pipe and foundry productions , and imported brass bars from Brazil.

In the year 2003, local manufacturers produced approximately 14,960 tons of pipes, bars and sheet products for sale in Argentina. Import products amounted to 2,040 tons, or approximately 12% of the market. For the year 2002, import products represented 3%, or 291 tons, of the market.

In 2004, the Company increased its market share by one percentage point, mostly due to an increase in demand from the industrial sector. Pipes used in water related activities continue to be challenged by the presence of alternative products, such as plastic or PVC. Volume sales in the sheet sector decreased due to competitive pressures from local producers and high supplier turnover rates. The Company grew in terms of tons sold from 2,266 in 2003 to 2,520 in 2004, of which imports represented 382 tons, or a 31% increase compared to the previous year.

Coins - Sales by Destination

Madeco sells the bulk of its coin products to countries outside Chile; export sales represented 90.4% of the total coin revenues for the year 2004. The following table shows Madeco's annual net sales by destination for the years 2002, 2003 and 2004:

Coins Division - Revenues by Destination (in Ch$ million)
Year	Chile	Exports (1)	Coins Division
2002	1,286	9,105	10,391
2003	645	6,325	6,970
2004	729	6,841	7,570

Coins Division - Volume Sales by Destination (in tons)
Year	Chile	Exports (1)	Coins Division
2002	92	3,490	3,582
2003	71	2,914	2,985
2004	97	2,351	2,448

(1) Exports for the Coins division consist of all sales to customers in any country other than Chile.

The Company's coins and coin blanks revenues in 2004 increased 8.6% compared with 2003 due to the higher average selling price on units sold. The increase in prices was caused by an increase in raw material metal costs that were passed along as price increases. In contrast, the Company had a reduction in the volume sold in 2004 due to excess capacity in the industry which was brought about by a significant reduction in demand after the introduction of the Euro currency in January 1, 2002.

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

The Company's sales process begins with a bidding process, which can be either public or private, depending on the country. In the case of a public bid, any coin manufacturer has the right to make a sales quote. In contrast, manufacturers must be invited to participate in a private bid. In the case of bids made to Europe, Central and South America, the price determined by the Company usually has two components: a fixed price for the conversion of metal to coin blanks and a variable price for the metal used, based on prices quoted on the LME.

The Company's largest clients are central banks and coin mints. This business is dependent upon the replenishment of coin supplies by the respective country's central bank and/or mints, making for purchase patterns that are infrequent in nature but high in terms of volume sales. The Company's key customer in 2004 was The Thailand Treasury Department and this customer accounted for 34% of total coin sales. The Denmark National Bank accounted for 20% of total coin sales and the Argentine mint (Sociedad del Estado Casa de Moneda Argentina) accounted for 15% of total coin sales.

Flexible Packaging

In 1961, Alusa S.A. was founded jointly by the Company and the Zecchetto and Arduini family with the objective of producing, selling and distributing flexible packaging products printed by rotogravure method. Also sold foil wrapping for retail sale (consumer market) to attend industrial consumer. In order to strengthen its strategic position within the two segments in which it then participated, Alusa separated in 1994 its Flexible Packaging operations from its complementary business, the fabrication of aluminum foil and plastic wrap (both mass consumer products for home and commercial use).That same year, Alusa acquired Vigaflex (renamed as Alupack), a local company engaged in the flexographic packaging market.

Alufoil was established in 1995 as a subsidiary of Alusa to provide mass consumer products such as aluminum foil, trash bags and plastic wrap and industrial products such as ice cream cone wrapping, aluminum taps and other products. In November 2004, Alusa sold some of Alufoil's assets (trademark and some current assets) related to mass consumer products to Cambiaso Hermanos S.A. for Ch$1,385 million. The other industrial business lines were absorbed by Alusa. During 2004, Alufoil's revenues and production turnover represented 8% and 11% of Alusa's consolidated revenues and total production turnover, respectively.

The Company began the internationalization of its Flexible Packaging business in 1993 with the creation of Aluflex S.A. and the greenfield construction of a plant in San Luis, Argentina. The objective of the new operation was to supply the large mass consumer product companies in Argentina as well as access the immense Brazilian potential market. In addition, the plant's location is optimal to serve as a secondary production source to fulfill peaks in Chilean demand.

In 1996, Alusa S.A. entered into the Peruvian packaging market by acquiring a 25% interest in Peruplast S.A. and Tech Pak S.A., maintaining to date such stake in Peruplast and a 25.6% in Tech Pak. Both companies are leaders in the flexible packaging Peruvian market, with an estimated combined market share of 62% for 2004. Peruplast prints packaging products through a rotogravure technique and Tech Pak prints packaging products, only through a flexographic method. The two companies have one majority shareholder and the Company participates through a shareholders agreement.

The following table includes the names of the Company's subsidiaries dedicated to the production, sales and distribution of flexible packaging products:

Country	Entity Name
Chile	Alusa S.A.
Alufoil S.A.
Argentina	Aluflex S.A.

Flexible Packaging - Summary of Sales

The following table presents the Company's annual net sales generated by the Flexible Packaging business unit for the years 2002, 2003 and 2004:

Flexible Packaging Unit
Year	Revenues (in Ch$ million)	% Consolidated Revenues	Volume Sales (in tons)	% Consolidated Volume
2002	41,953	15.8%	13,912	12.1%
2003	42,781	17.6%	14,821	13.6%
2004	45,117	13.9%	16,361	13.3%

In 2004, revenues increased by Ch$2,336 million or 5.5% with respect to the previous year. The rise in revenue was a consequence of increases in the volume of units sold in Chile (5.1%), Argentina (13.2%) and export sales (34.3%). Conversely, the average selling price of exports in U.S. dollar terms decreased by 3.4% in 2004 compared to the previous year. Additionally, the appreciation of the Chilean peso compared to the U.S. dollar in 2004 also offset the increase in revenue.

The Company principally sells its flexible packaging products in the same markets where it maintains its operations. Additionally, Madeco exports flexible packaging products to various countries, both within Latin America and abroad; export sales represented 14% of the total unit's revenues for the year 2004.

The following tables present the Company's annual net sales generated by the Flexible Packaging business unit by destination for the years 2002, 2003 and 2004:

Flexible Packaging Unit - Revenues by Destination (in Ch$ million)
Year	Chile	Argentina	Exports (1)	Flexible Packaging Unit
2002	27,268	10,158	4,527	41,953
2003	28,191	9,401	5,189	42,781
2004	28,786	10,014	6,317	45,117

Flexible Packaging Unit - Volume Sales by Destination (in tons)
Year	Chile	Argentina	Exports (1)	Flexible Packaging Unit
2002	9,319	3,222	1,371	13,912
2003	9,674	3,417	1,730	14,821
2004	10,171	3,867	2,323	16,361

(1) Exports for the Flexible Packaging unit consist of all sales to customers in any country other than Chile or Argentina.

In 2004, volume sales for the Flexible Packaging unit amounted to 16,361 tons, a 10.4% increase compared to 14,821 tons sold the previous year.

The following table presents the Company's Flexible Packaging business unit total revenues for the years 2002, 2003 and 2004, broken down by the subsidiary that generated the sale:

Flexible Packaging Unit - Revenues by Subsidiary (in Ch$ million)
Year	Alusa + Alufoil	Aluflex	Inter-company	Flexible Packaging Unit
2002	30,950	11,003	0	41,953
2003	32,248	10,537	-4	42,781
2004	33,391	11,726	0	45,117

Flexible Packaging - Production

The Company has a total of three modern facilities for the production of flexible packaging products. The Chilean operation has two plants and the Argentine subsidiary, Aluflex, operates one facility. The following table presents information regarding each flexible packaging production facility including plant location, principal products manufactured and ISO certification:

Country	Location	Principal Products	ISO Certification (1)
Chile	Quilicura, Santiago	Flexographic, Rotogravure	9001: 1997, 2003 (version 2000)
	La Reina, Santiago(2)	Plastic and aluminum films	N/A
Argentina	San Luis	Flexographic, Rotogravure	9001: 1998, 2004 (version 2000)

(1) In cases where two dates are included, the first date indicates the original certification and the second date indicates the most recent certification.

(2) Alusa sold certain Alufoil's assets, including the trademark, related to its mass consumer products to Cambiaso Hermanos S.A. in November 2004.

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

The principal pre-press process involves the digital design for packaging graphics, including color separation, text and layout. There are two forms of printing: rotogravure and flexographic. The rotogravure printing process involves diamond-etching a cylinder for each color, it is appropriate for high-volume orders. Flexographic priting process requires a polymer plate (one for each colour) with the design to be printed. The flexographic printing method requires a metal plate containing the design to be printed. The flexographic method is more appropriate for smaller orders as a result of its more efficient use of dye and energy, and is more oriented to lower price packaging.

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

Graphic designing à

Extrusion of polyethylene à laminating & layering à printing à laminating & layering (as required) à cutting (as required) à folding (as required) à packing

Subsequent to the printing process, additional laminates and any other necessary layers are attached using adhesives between layers. Finally, the rolls are cut, folded (if necessary) and packaged.

Flexible Packaging - Raw Materials

The principal raw materials used in the production of flexible packaging are plastics (i.e.: polypropylene, polyethylene, resin and polyester), paper, aluminum foil, ink, adhesives and solvents.

The principal film suppliers for Alusa in Argentina and Chile are Vitopel S.A., Terphane Ltda. and Sigdopack S.A. The main polyethylene resin suppliers in 2004 were Dow Chemical Company through PBB Polisur S.A., Petroquímica Dow S.A. and Dow Química Chilena S.A. These three suppliers provided approximately 39% of the raw materials used by the Company in 2004. However, the Company can access other sources when price and delivery terms are more favorable.

The Company obtains most of its aluminum requirements from Aluar (Argentina) and Hydro Aluminum Deutschland GMBH (Germany). However, the Company can access other sources when price and delivery terms are more favorable.

Paper is purchased from suppliers in Chile, Brazil, Italy, Finland and Sweden. The Company purchases its various adhesives from Henkel Chile S.A. and Rhom & Hass Chile Ltda. Dye is purchased from Sun Chemical Ink S.A. and Flint Ink.

Although the existence and competitiveness of diverse suppliers both within the region and internationally provide the Company with multiple alternatives in terms of attractive prices and payment terms, the increase in demand for raw material products on a global level during 2004 has caused a sharp increase in raw material prices. The petrochemical industry was unable to meet the demand levels due to significant shortfalls in its installed capacity. In any case, Madeco believes that all contracts or other agreements between it and third-party suppliers with respect to the supply of raw materials for flexible packaging contain standard and customary terms and conditions. The Company does not believe that it is dependent on any one supplier for a significant portion of its important raw materials for its Flexible Packaging production. During the past ten years, the Company has not experienced any material difficulties in obtaining adequate supplies of necessary raw materials at satisfactory market prices nor does it expect to do so in the future.

Flexible Packaging - The Company's Sales and Distribution

In both Chile and Argentina, Madeco dedicates substantial effort toward developing strong long-term relationships with each of its major customers. The Company recognizes the importance of packaging to the customer, both in terms of cost and as an important marketing tool. Moreover, strong client relationships foster the potential to jointly develop new packaging ideas.

In Chile, Alusa's sales force includes one commercial manager, 3 administrative employees and 8 salesmen. Among the salesmen mentioned, 5 are responsible for local customers and the remaining 3 for exports. Alusa also has a Customer Service Department composed of a supervisor and 5 customer service representatives.

In Argentina the commercial department includes one commercial manager, 3 sales executives, each responsible for a portfolio of customers, and 4 sales operators.

Additionally, in both countries the Company has a team of technical advisors specialized in flexible packaging structure, which work closely with the Company's main customers in the development of new products and the innovation of existing products.

The Company has a representative office in Brazil, and agents in Colombia, Ecuador, Mexico, Costa Rica, Bolivia, Peru, the Dominican Republic and the United States.

The Company's Flexible Packaging unit has approximately 95 active customers in Chile, which include multinational companies, such as Nestlé, Unilever, Danone and Procter & Gamble, and local regional companies, such as Córpora and Carozzi. The Company also has approximately 30 clients in Argentina as well as approximately 45 clients in export markets. The Company's largest customers in 2004 are in the food and hygiene industries. The Company's largest customer accounted for 10% of the units' total consolidated revenues. Given the unique tendencies that occur in Chile and Argentina in terms of demand levels among the various client sectors served by the Company's Flexible Packaging business unit, information regarding sales by sector have been included on a country-by-country basis.

The following table presents Madeco's sales breakdown by client grouping for each country for the years 2002, 2003 and 2004:

The Company's Chilean Customer Groupings	% 2002 Revenues	% 2003 Revenues	% 2004 Revenues
Concentrated & dehydrated products	26%	21%	17%
Dressing & tomato sauces	19%	17%	16%
Candies and biscuits	18%	15%	18%
Personal Care & Pharmaceutical products	11%	9%	12%
Dairy Products	10%	12%	12%
Snacks	4%	10%	6%
Frozen products	3%	3%	3%
Meat products	2%	2%	2%
Cleaning products	2%	1%	1%
Others	5%	10%	13%

The Company's Argentine Customer Groupings	% 2002 Revenues	% 2003 Revenues	% 2004 Revenues
Biscuits, candies and snacks	54%	46%	50%
Pastas	2%	3%	2%
Condiments	1%	1%	1%
Cleaning products	7%	11%	12%
Pet food	18%	25%	26%
Others	18%	14%	9%

In general, all of the Company's Flexible Packaging unit's customers can buy on credit.  While a very small portion of the customers make cash payments for their purchase orders, the majority of sales (over 99% in 2004) were made under credit conditions.

Within the Flexible Packaging unit, the average payment period remained stable at approximately 78 days.  Uncollectible accounts as a percentage of total unit revenues amounted to 0.86% for the year 2003 and 0.56% for the year 2004.

Delivery time of packaging products which require new graphics can be up to 30 days; for those products with repeat graphics, delivery time is approximately 20 days. Subsequent to production completion, the Company hires third-party distribution companies to deliver finished goods to the customer's plant or warehouse. The mode of transportation for exported products depends on the destination country, but the most prevalent mode of transportation is by ocean freight.

Flexible Packaging - Market Demand and Industry Size Estimates

The principal users of the Company's flexible packaging products are multinational and domestic mass consumer product companies within the food, snacks and personal care segments. The Company believes that demand for flexible packaging products depends largely on the level of supermarket sales, which has not been as negatively impacted by the economic slowdown over the past few years as other industries served by the Company's products.

There are no formal third-party estimates on industry sales volume and the Company bases its estimates on published information from its competitors, supermarket sales estimates, import reports of raw materials and the Company's own sales data. See "Presentation of Information".

Given the unique evolution of the flexible packaging industry within each country, information regarding the industry's evolution over the 2002-2004 period is included separately for Chile and Argentina.

Chilean Flexible Packaging Market. The following chart summarizes management's estimates for the Chilean flexible packaging industry and the supermarket sales index for the years 2002 through 2004:

Year	Industry Size (in tons)
2002	36,050
2003	37,850
2004	39,931

From 2002 to 2004, the Chilean flexible industry increased due to the industry's ability to provide the global market with high quality and innovative products, despite the decreasing client base that has plagued the industry, which is due in large part to the mergers and acquisition process that has characterized the mass consumer market. Although, demand has been effectively concentrated in the hands of a few key players, the Chilean industry has, in many cases, been able to hold onto its market share or, in some cases, even increase it.

Argentine Flexible Packaging Market. The following chart summarizes management's estimates for the Argentine flexible packaging industry and the supermarket sales index for the years 2002, 2003 and 2004:

Year	Industry Size (in tons)	Supermarket Sales (in million of historical AR$)
2002	N/A	15,102
2003	48,580	16,553
2004	56,813	17,675

During the first half of 2002, there was a decrease in the industry's economic activity as a consequence of the post-devaluation shock that had plagued Argentina. During 2002, the Company implemented substantial sales price adjustments (due to the implementation of a new currency exchange rate between the Argentine peso and the U.S. dollar) and new payment terms (due to economic uncertainty). In the second half of 2002, demand showed slight signs of recovery.

During the first half of 2003, supermarket volume sales were sluggish until the latter part of the year. Consequently, the Company was able to increase significantly its volume sales with respect to the previous year (8.7%). This increase was mostly caused by increased activity in certain sectors that were experiencing growth such as the pet food industry.

The Argentine economy grew 9.0% during 2004. This growth was accompanied by an increase in consumer spending (supermarket sales increased 6.8% in 2004 compared to 2003) and a stable exchange rate. These favorable economic conditions increased the commercial activity of all sectors.

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

Market Share and Competitors in the Chilean Flexible Packaging Market. The following table sets forth the Company's estimate of market share for the two most relevant participants in the flexible packaging market in Chile for the past three years:

	2002	2003	2004
Edelpa	30%	30%	31%
The Company	26%	26%	26%
Others	44%	44%	43%

There is one other significant participant in the flexible packaging market with rotogravure printing capabilities: the Chilean company Envases del Pacífico S.A. ("Edelpa") Edelpa has two manufacturing facilities, one in Santiago and another in Viña del Mar.

The main companies within the Multilayer Flexible Packaging industry are Edelpa and Alusa, which in conjunction concentrate approximately 57% of total sales of such industry segment. Edelpa uses rotogravure and flexographic techniques. This company has had a constant growth rate during the past years mainly due to acquisitions (Italprint in 1997, Prepac in 2000 and Alvher in 2003). Other important companies within this industry segment are: BO Packaging (previously Carter-Holt Packaging), HyC and Envases Flexibles. BO Packaging uses the rotogravure technique and therefore competes with Alusa and Edelpa. The other two companies use the flexographic technique.

During 2004 the industry experienced a shift from companies that utilize flexographic techniques to those that produce laminated products and maintain superior production technology. Additionally, the larger companies have been expanding towards foreign markets. On the international level, particularly in Mexico, there are many more Latin American multinational competitors introducing products onto the market.

Market Share and Competitors in the Argentine Flexible Packaging Market. The following table sets forth the Company's estimate of the Company's market share in the Argentine flexible packaging industry for the past three years:

	2002	2003	2004
The Company	7%	8%	8%
Others	93%	92%	92%

The flexible packaging industry in Argentina shows high levels of fragmentation. The four main companies have 40% of the market share. The low concentration level of the industry and the successful implementation of Aluflex's growth strategy have allowed the Company to position itself as one of the four main competitors within the Argentine industry with a market share of 8.0%.

In 2004 the main converter competitor, Converflex (a subsidiary of Arcor), increased its market share to 15% compared to its 13% market share in the prior year.

The main competitors of Aluflex, other than Converflex, are Edelpa, Alvher, Fleximat, Zaniello and Bolsapel. These companies concentrate their sales in high value added segments, and deliver their products to multinational clients. These companies are also certified by ISO-9000. The remaining market share is distributed among more than 90 companies.

Aluminum Profiles

Industrias de Aluminio S.A. (Indalum) was founded in 1954. Madeco began producing aluminum profiles in 1954 and in 1991, acquired 99.2% stake in Indalum. Today, the Company is the only aluminum profiles manufacturer in Chile. The aluminum profiles manufactured by the Company are used as window and door frames in residential construction. They are also in curtain walls and industrial applications in durable goods such as refrigerators and ovens. The Company is vertically integrated and owns the largest aluminum profiles distributor, Alumco S.A.

The Company owns a subsidiary in Bolivia, Distribuidora Bolibiana Indalum S.A. which operated as an aluminum profiles distributor until June 2004, when operations terminated. Distribuidora Bolibiana Indalum S.A. has sold nearly all of its assets and Madeco is exporting directly to its Bolivian customers from its Chilean operations.

The Company commenced its curtain wall installation business in 1991. This business entailed the engineering, fabrication and installation of curtain walls in non residential construction.. During 2002, Madeco made a strategic decision to concentrate solely on the production of aluminum profiles and to exit the curtain wall business. The Company sold its curtain wall operating assets in Chile, valued at approximately US$1.2 million, which primarily included product inventories, receivables, machinery and equipment, plus the Ingewall brand. This sale also included the transfer of accounts payable, and other liabilities with a net transaction price amounted to approximately US$0.6 million. During the first quarter of 2003, the Company sold its Argentine subsidiary, Ingewall Argentina S.A. The operating figures reported during 2002, 2003 and 2004, reflect the termination phase of the Torre Antel project in Uruguay, finished in December 2004.

The following table includes the names of the Company's subsidiaries engaged in the Aluminum Profiles businesses:

Country	Entity Name	Division
Chile	Indalum S.A. Alumco S.A.	Aluminum Profiles - production Aluminum Profiles - distribution
Uruguay (1)	Ingewall Uruguay S.A.	Curtain Walls
Bolivia (2)	Distribuidora Boliviana Indalum S.A.	Aluminum Profiles - distribution

(1) At the beginning of the year 2002, as a consequence of the strategic decision to focus solely on the fabrication of aluminum profiles, the Company exited the complementary curtain wall business segment.

(2) The Company's aluminum profiles subsidiary in Bolivia, Distribuidora Boliviana Indalum S.A., ended its sales operations in June 2004. Consequently, since that date the aluminum profiles Bolivian market was directly serviced from the Chilean Madeco's subsidiary, Indalum S.A.

The following table shows the Company's annual net sales generated by the Aluminum unit for the years 2002, 2003 and 2004:

Aluminum Unit - Revenues (in Ch$ million) and Volume Sales (in tons)
Year	Aluminum Unit Revenues (in Ch$ million)	% Consolidated Revenues	Total Volume (in tons)	% Consolidated Volume
2002	29,079	11.0%	9,978	8.7%
2003	29,957	12.3%	10,211	9.3%
2004	28,621	8.9%	10,653	8.6%

In 2004 revenues decreased 4.5% compared to the previous year due to the higher penetration of imported products.

The following table shows the Company's total revenues generated by the Aluminum unit for the years 2002, 2003 and 2004, broken down by business division:

Aluminum Unit - Revenues by Subsidiary (in Ch$ million)
Year	Indalum + Alumco	Ingewall	Inter-company	Aluminum Unit
2002	28,542	537	0	29,079
2003	29,546	411	0	29,957
2004	28,621	0	0	28,621

Aluminum - Production

Indalum owns a modern aluminum profiles extrusion plant located in San Bernardo, in the outskirts of Santiago. Indalum is technologically advanced both in terms of manufacturing processes and product and system designs. At the beginning of October 2003, the Company was certified under ISO 9001-2000.

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

Billet

à preheating à extruding à cutting à packing

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

Billet

à preheating à extruding à cutting à removing grease and chroming à painting à heating à packing

Aluminum - Raw Materials

Aluminum is the principal raw material used in the production of aluminum profiles and represents more than 70% of the total production profile cost. The Company obtains most of its aluminum requirements from Aluar, located in Argentina.

Other raw materials used for aluminum profiles production include paint and chemical products. For the procurement of anodization chemical products, the Company establishes annual purchase agreements with four main suppliers, Chemal Katschmareck - GMBH (Germany), Química del Sur y Cía. Ltda. (Chile), Goldschmidt Química de Mexico (Mexico) and Brenntang Chile Comercial e Industrial.

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

Aluminum Profiles - Summary of Sales

The following table shows the Company's annual net sales from its Aluminum Profiles division for the years 2002, 2003 and 2004:

Year	Aluminum Profiles (in Ch$ million)	Aluminum Profiles (in tons)	% Aluminum Profiles Unit Revenues
2002(1)	28,542	9,978	98.2%
2003(1)	29,546	10,211	98.6%
2004 (2)	28,621	10,653	100.0%

(1) Includes sales by the Company's proprietary distribution office in Bolivia (approximately 300 tons per month)

(2) The Company's aluminum profiles subsidiary in Bolivia, Distribuidora Boliviana Indalum S.A., ended its sales operations in June 2004. Consequently, since that date the aluminum profiles Bolivian market was directly serviced from the Chilean Madeco's subsidiary, Indalum S.A.

For 2003, the Company's net sales were 3.5% higher compared to 2002 mainly due to an increase in volume sales of 2.3% and moderate increases in the unit selling price.

For 2004, the Company's net sales decreased 3.1% compared to the previous year, due mainly to a decrease in the unit selling price. This decrease was partially offset by a 4.3% increase in sales volume.

Aluminum Profiles - Marketing, Sales and Distribution

The Company devotes substantial efforts toward developing strong long-term relationships with each of its major customers. Madeco has approximately 50 active aluminum profile customers, twelve of which are its national distributors. Eight of these national distributors, sell the Company's aluminum profiles only. One sales supervisor manages the selling activity and maintains positive relations with the Company's distributors. In addition, the Company has a sales representative responsible for selling durable good manufacturers as well as to large end-user clients engaged in the curtain wall business and in window and patio door fabrication.

The Company's largest distributor is its subsidiary Alumco.Alumco has eight sales representatives servicing approximately 1,500 active clients. The other major distributors are Distribuidora Arquetipo Ltda., Distribuidora y Comercializadora Dialum Ltda., Inversiones El Círculo Ltda. (Metralum) and Vidrios Dell'Orto S.A. The Company also sells profiles to seven large accounts which participate in the curtain wall industry as well as in window and patio door fabrication.

The following chart shows the Company's sales breakdown by channel for the years 2002, 2003 and 2004:

The Company's Sales Channels	% 2002 Revenues	% 2003 Revenues	% 2004 Revenues
Retail	24%	22%	19%
Independent distributors	53%	52%	54%
Construction companies and durable goods manufacturers	19%	22%	24%
Distribution offices in Bolivia (1)	4%	4%	2%
Exports and others	0%	0%	1%

(1) The Company's aluminum profiles subsidiary in Bolivia, Distribuidora Boliviana Indalum S.A., ended its sales operations in June 2004. Consequently, since that date the aluminum profiles Bolivian market was directly serviced from the Chilean Madeco's subsidiary, Indalum S.A.

Selling efforts are primarily focused in the Chilean market. Sales in the Bolivian market represent a small percentage of the Company's aluminum profiles sales.

The Company sells its aluminum profiles products with either cash or differed payment. Cash payments have a price discount. Payment terms offered by the Company range between 60 to 90 days; the exact period depending on each client, and is related to its financial standing and credit history. The average payment period decreased from 69 days in 2003 to 63 days in 2004 (these figures do not include non operating activity nor related party receivables). The Company's uncollectible accounts as a percentage of net sales decreased from 3.2% in 2003 to 2.9% in the year 2004.

At the end of 1998, the Brazilian aluminum profiles manufacturer Alcoa installed a distribution office in Chile. Subsequent to its arrival, the Company lost a few distributors and a significant portion of its market share. In 2001, the Company revamped its marketing strategy and launched the marketing and sales concept "Indalum Building Systems" (IBS). The primary objective of IBS involves strengthening relationships with each of the Company's key customer groups - real estate developers, architects, construction companies, producers, distributors and durable goods manufacturers - by providing adequate product solutions and optimal service quality.

During 2002 and 2003, the Company launched the Superba System and the Xelentia System, respectively. The strategy behind the introduction of these two systems was product differentiation through market segmentation. Based on the client's market segmentation, each system provides a superior quality/price relation. The Xelentia System is focused on the medium to lower medium market, primarily subsidized governmental housing, while the Superba System is focused on the higher-end value residential housing. The packaging of both systems included not only the quality of the aluminum profile product but also its installation process.

During 2004, commercial activities continued to focus on improvements in these two systems. A total of 20 and 100 installers had been certified by the Superba System and Xelenyia System, respectively. Although the Company does not provide installation guarantees to its clients, it does supervise the work performed by its certified installers and provides free technical assistance to all clients. The Company continued to focus on the IBS concept in 2004, achieving major improvements in service and technical assistance to clients.

Aluminum Profiles - Market Demand and Industry Size Estimates

The main consumer of the Company's aluminum profile products is the construction sector (residential and non residential). The level of construction activity in the Chilean market depends directly on GDP growth as well as interest rates. Given that the installation of window and door frames occurs toward the end of the construction process, there is a six to ten - month lag between an increase in construction activity and an increase in aluminum profile demand.

There are no formal third-party research estimates on industry sales volume, and the Company bases its estimates on import and export reports and the Company's own sales data. See "Presentation of Information". The following chart shows the Company's estimates for the Chilean aluminum profiles market industry and statistics for construction starts for the years 2002, 2003 and 2004:

Year	Industry Size (in tons)	Construction Starts Index (Dec 1996 = 100)
2002	13,000	63.1
2003	12,820	74.0
2004	14,441	92.5

The sales volumes of the Company are closely related to the economy as a whole and growth in the residential sector. In 2004, GDP expanded to 6.1% while the overall construction sector (including infrastructure) expanded to 5.0%. The residential sector expanded 6.0% while non residential expanded 3.7%.

Aluminum Profiles - Market Share and Description of Competition

Being the only local producer of aluminum profiles in Chile enables the Company to supply profile products more efficiently than its foreign competitors. The Company has been able to consolidate its relationship with distributors by using a stock consignment system. In addition, the Company's IBS commercial concept previously outlined, continues to offer superior service and technical assistance to clients.

There are no formal third-party research estimates on market share, and the Company bases its estimates on import and export reports and the Company's own sales data. See "Presentation of Information". The following table show the Company's estimate for market share of aluminum profiles products for the past three years:

	2002	2003	2004
The Company	73%	76%	71%
Alcoa	19%	14%	15%
Other Imports	8%	10%	14%

The Company's principal competitor is the Brazilian aluminum profiles manufacturer, Alcoa. Alcoa is a recognized brand in the Chilean market. Other imports come from Colombia and the Republic of China.

Although the Company has, in the past, lost distributors and market share due to the aggressiveness of Alcoa, it has been able to recover most of its market share through the successful implementation of commercial initiatives such as the "Indalum Building Systems" concept. During 2004, the Company was affected by the successful penetration of Chinese imported products, and as a result, lost 5 percentage points of market share.

Curtain Walls

In 2002, Madeco made the strategic decision to concentrate solely on the production of aluminum profiles and to exit the curtain wall business. Thus, during the first quarter of 2002, the Company sold its operating assets in Chile, valued at approximately US$1.2 million, which primarily included product inventories, receivables, machinery and equipment and the Ingewall brand. This transaction did not have a significant effect on the Company's earnings in 2002 because a provision for the transaction was recorded in 2001. During the first quarter of 2003, the Company sold its Argentine subsidiary, Ingewall Argentina S.A., which did not impact earnings for the year 2003, as it was sold at book value.

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

Organizational Structure

The following diagram shows Madeco's shareholders as well as its principal subsidiaries as of December 31, 2004:

ADRs (2.6%)	Quiñenco(1) (51.2%)	AFP (4.2%)	Others (42.0%)
MADECO
Wire & Cable	BrassMills	Flexible Packaging	Aluminum Profiles
Madeco Chile (100.00%)		Alusa (75.96%)	Indalum (99.16%)
Decker-Indelqui (99.33%)		Aluflex (75.96%)
Ficap (100.00%)	Armat (100.00%)
Indeco (93.00%)

(1) Madeco S.A. is controlled by the open stock corporation Quiñenco S.A (NYSE:LQ)., which is indirectly controlled by members of the Luksic family. Quiñenco S.A. directly owns 44.7601% (1,987,880,493 shares) of the Common Stock of Madeco S.A., and indirectly owns 6.4703% (287,359,836 shares) through Inversiones Rio Grande. In total, Quiñenco directly and indirectly owns 51.2304% (2,275,240,329 shares) of Madeco's Common Stock. Additionally, shares of Madeco's Common Stock are held by two related entities: 18,286 shares (0.0004%) are owned by Inversiones Consolidadas Ltda., which is related to Andronico Luksic Craig and his family, and 5,398 shares (0.0001%) are owned by Inversiones Carahue S.A, which is related to Paola Luksic Fontbona. Shares of Madeco's Common Stock are also held by individuals who are members of the Luksic family: 3,010 shares (0.0001%) are owned by Andronico Luksic Abaroa and 110 shares (0.0000002%) are owned by Nicolas Luksic Puga. The total ownership, combining Quiñenco's direct and indirect holdings as well as the holdings of related entities and Luksic family members, is 51.2310% (2,275,267,133 shares).

Madeco's majority shareholder is Quiñenco S.A., which, through its direct and indirect interests in the Company, beneficially owns an aggregate of 51.2304% of the outstanding shares (2,275,240,329 shares) of Common Stock.

Quiñenco S.A. is a Chilean holding company engaged in multiple businesses in Chile, Brazil and Argentina and Peru. Through its operating subsidiaries, Quiñenco is involved in the following industries: manufacturing, financial services, telecom and food and beverages.

The following table lists all of the Company's subsidiaries and affiliates as of December 31, 2004:

Business Unit	Name	Country of residence	Proportion of ownership interest	Proportion of voting power held
Wire & Cable	Soinmad S.A.	Chile	99.99%	99.99%
Wire & Cable	Cotelsa S.A.	Chile	99.99%	99.99%
Wire & Cable	Colada Continua Chilena S.A.	Chile	41.00%	41.00%
Wire & Cable	Ficap S.A.	Brazil	100.00%	100.00%
Wire & Cable	Optel Ltda.(1)	Brazil	50.00%	50.00%
Wire & Cable	Madeco Brasil Ltda.	Brazil	100.00%	100.00%
Wire & Cable	Indeco S.A.	Peru	93.00%	100.00%
Wire & Cable	Cobrecon S.A.	Peru	33.33%	33.33%
Wire & Cable	Metalurgica e Industrial S.A.	Argentina	100.00%	100.00%
Wire & Cable	Metacab S.A.	Argentina	99.34%	99.34%
Wire & Cable	H.B. San Luis S.A.	Argentina	99.33%	99.33%
Wire & Cable	Comercial Madeco S.A.	Argentina	100.00%	100.00%
Wire & Cable	Optel Argentina S.A.	Argentina	50.00%	50.00%
Wire & Cable	Madeco Overseas S.A.	Cayman Islands	100.00%	100.00%
Wire & Cable	Metal Overseas S.A.	Cayman Islands	100.00%	100.00%
Wire & Cable	Madeco S.A. Agencia Islas Caiman	Cayman Islands	100.00%	100.00%
Brass Mills	Armat S.A.	Chile	99.99%	99.99%
Wire & Cable / Brass Mills	Decker Indelqui S.A.	Argentina	99.33%	99.33%
Flexible Packaging	Alusa S.A.	Chile	75.96%	75.96%
Flexible Packaging	Alufoil S.A.(2)	Chile	75.94%	75.94%
Flexible Packaging	Inversiones Alusa S.A.	Chile	69.27%	69.27%
Flexible Packaging	Peru Plast S.A.	Peru	18.99%	18.99%
Flexible Packaging	Tech Pak S.A.	Peru	19.45%	19.45%
Flexible Packaging	Aluflex S.A.	Argentina	75.96%	75.96%
Flexible Packaging	Alusa Overseas	Cayman Islands	75.91%	75.91%
Aluminum Profiles	Indalum S.A.	Chile	99.16%	99.16%
Aluminum Profiles	Alumco S.A.	Chile	99.16%	99.16%
Aluminum Profiles	Inversiones Alumco S.A.	Chile	99.16%	99.16%
Aluminum Profiles	Ingewall S.A. (3)	Chile	99.16%	99.16%
Aluminum Profiles	Systral Peru S.A.	Peru	99.16%	99.16%
Aluminum Profiles	Distribuidora Boliviana Indalum S.A. (4)	Bolivia	93.43%	93.43%
Aluminum Profiles	Ingewall Uruguay S.A. (3)	Uruguay	99.16%	99.16%

(1) On March 31, 2005, the company purchased Corning's 50% interest in Optel Ltda. See ITEM 4 - Recent Developments.

(2) Alusa sold certain Alufoil's assets, including the trademark, related to its mass consumer products to Cambiaso Hermanos S.A. in November 2004.

(3) At the beginning of the year 2002, as a consequence of the strategic decision to focus solely on the fabrication of aluminum profiles, the Company exited the complementary curtain wall business segment.

(4) The Company's aluminum profiles subsidiary in Bolivia, Distribuidora Boliviana Indalum S.A., ended its sales operations in June 2004. Consequently, since that date the aluminum profiles Bolivian market was directly serviced from the Chilean Madeco's subsidiary, Indalum S.A.

Property, Plant and Equipment

The following chart depicts the location of each of the Company's production facilities within each business unit:

Country	Metallic Cables	Optical Fiber Cables	Brass Mills	Flexible Packaging	Aluminum
Chile	X	---	X	X	X
Argentina	X	X	X	X	---
Brazil	X	X	---	---	---
Peru	X	---	---	---	---

The Company's headquarters are located in Santiago, Chile at Ureta Cox 930. The corporate office building contains approximately 3,524 square meters of office space. The Company owns plants, warehouses and office space in Chile, Argentina, Brazil and Peru, occupying approximately 423,219 square meters. Total production capacity for its Wire & Cable division, Optical Fiber division, Brass Mills unit, Flexible Packaging unit and Aluminum Profiles unit, including the production capacity of idle plants, amounts to 92.320 tons, 1,300,000 km., 165,420 tons, 21,100 tons and 16,800 tons, respectively.

The following table sets forth information concerning the production facilities of the Company as of December 31, 2004. All listed facilities are owned or leased and operated by the Company:

Production Facility	Principal Use/Products	Size of Building (M2)	Installed Production Capacity (tons/year)	2004 Average Capacity Utilization (1)
Wire & Cable (2)
San Miguel, Santiago, Chile	Copper cable	27,650	15,100	66%
Rio de Janeiro, Brazil	Copper cable	58,000	20,760	32%
Sao Paulo, Brazil	Copper cable	28,300	29,100	83%
Lima, Peru	Copper / aluminum cable	49,150	13,560	78%
Lima, Peru	Copper sulfates	770	6,600	49%
Llavallol, B.A., Argentina (3)	Copper / aluminum cable	18,162	2,400	17%
Quilmes, B.A., Argentina (3)	Copper / aluminum cable	39,850	4,800	5%

Brass Mills
San Miguel, Santiago, Chile	Pipes, bars and sheets	32,400	36,900	83%
Lo Espejo, Santiago, Chile	Foundry	21,500	78,200	70%
Quilpue, Chile	Coin blanks and sheets	12,100	9,000	29%
Llavallol, B.A., Argentina (3)	copper sheets	30,112	10,120	0%
Llavallol, B.A., Argentina (3)	Foundry	1,775	22,000(4)	5%
Barracas, B.A., Argentina(3)	Copper pipes	15,800	7,200	21%
San Luis, Argentina (3)	Foundry, brass products	3,450	3,700	0%

Flexible Packaging
Santiago, Chile (2 plants)	Flexible packaging	16,600	15,200	79%
San Luis, Argentina	Flexible packaging	7,500	5,900	80%

Aluminum Profiles
Santiago, Chile	Aluminum profiles	33,200	16,800	66%

(1) Average Capacity Utilization represents total production output as a percentage of installed annual production capacity.

(2) The optical fiber operations in Buenos Aires has 300,000 kms of production capacity and in Rio de Janeiro 1,000,000 kms of production capacity. On March 31, 2005, the Company acquired all the rights to Optel Ltda. For additional information, see "Item 4. Information on the Company - History and Development of the Company -Recent Developments."

(3) As a consequence of Argentina's economic crisis, Madeco closed the production facilities of its Argentine Wire & Cable and Brass Mills operations in December 2001. The Company reopened, at limited capacity, the Barracas and Llavallol brass mills operations in the second half of 2003. Since November 2004 the Company has been partially operating, on a non-continuous basis, the Llavallol and Quilmes wire & cable facilities.

(4) There is a significant increase in installed production capacity in 2004 compared to 2003, due to the reopening of the plant during the end of 2003.

The Company's operations are subject to both national and local regulations relating to the protection of the environment. The fundamental environmental law in Chile is the Health Code, which establishes minimum health standards and provides for regulation of air and water quality and sanitary landfills.

Madeco's operations are subject to both national and local regulations relating to the protection of the environment. The fundamental environmental law in Chile is the Health Code, which establishes minimum health standards and provides for regulation of air and water quality and sanitary landfills. Since 1982, the Ministerio de Salud ("Chilean Health Ministry") and the Ministerio Secretaria General de la Presidencia ("Ministry of the General Secretary of the Presidency of Chile") have issued several regulations applicable to the control of pollution in the Santiago Metropolitan Region, which provide that, in cases of emergency due to high levels of air pollution, the Secretaria Regional Ministerial de Salud ("Regional Health Ministry") has the authority to order the temporary reduction of the activities of companies in the region that produce particles and gas emissions. According to Decree No.16 (issued in 1998), which establishes a contamination prevention and atmospheric decontamination plan for the Santiago metropolitan region, in emergency situations, the Regional Health Ministry can order the reduction or even the suspension of activities of those companies classified as producing the highest level of particles and gas emissions. Since Decree No. 16 was issued, emissions from Madeco's principal plants have remained below those levels that require the Regional Health Ministry to suspend production activity. Consequently, since Decree No. 16 was issued, Madeco has not been required to reduce or halt its normal production activity.

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

As discussed below, the Consolidated Financial Statements have been prepared in accordance with Chilean GAAP, which differs in certain important respects from U.S. GAAP. Note 32 to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company's results, and a reconciliation to U.S. GAAP of shareholders' equity and net income (loss) for the years ended December 31, 2002, 2003 and 2004. In compliance with Chilean GAAP, financial data included in the Company's Consolidated Financial Statements have been restated in constant Chilean pesos as of December 31, 2004. See Note 2 to the Consolidated Financial Statements.

The Company's principal operating segment and its largest business unit is its Wire & Cable business, with production facilities in Chile, Brazil, Peru and Argentina. Madeco is a leading Latin American manufacturer of wire and cable products; designed to meet client needs in the telecom, energy, mining, construction and industrial sectors. The Company's second operating segment is its Brass Mills unit, which manufactures pipes, bars and sheets from copper, brass, aluminum and related alloys. Additionally, the Brass Mills unit manufactures coin blanks and minted coins from alloys comprising copper, nickel, aluminum and zinc. While the Company's Brass Mills facilities are located in Chile and Argentina, a significant portion of the Brass Mills unit's revenues are generated from export sales. The Company's third operating segment, Flexible Packaging, manufactures printed flexible packaging for use in the packaging of mass consumer products. The Company has flexible packaging facilities in Chile and Argentina, as well as equity investments in Peru. Finally, the Company is a leading Chilean manufacturer of aluminum profiles used in residential, non residential construction and in the fabrication of industrial durable goods. See "Item 4. Information on the Company - Business Overview".

The Company's lines of business and results of operations are, to a large extent, dependent on the overall level of economic activity and growth in Chile, Brazil, Peru and Argentina. The Company depends specifically on sectors which buy products from its Wire & Cable, Brass Mills, Flexible Packaging and Aluminum Profiles businesses, as well as on levels of economic activity in the Company's principal export markets.

Economic Overview

Economic and market conditions in other emerging market countries, especially those in Latin America, influence companies with significant operations in Chile and the other countries where the Company has facilities.

The Chilean economy grew by 6.1% in 2004 due to the higher world demand of commodity export products, such as copper, and the overall expansion of the world economy. Chile's GDP is expected to increase in 2005 by 5.5%. Investments in Chile grew by 12.7% in 2004 while consumer demand expanded by 5.6%. Economists expect that in 2005 internal demand will grow 6.5% despite the Argentine government's gas supply restrictions imposed as of 2003 and high oil prices that may adversely affect this growth. Although Chile's economy has improved in recent years, growth rates are still well below the 7.7% average the country experienced between 1990 and 1997. Chile has experienced economic stagnation in the past, including negative GDP growth (-0.8%) in the year 1999 and a moderate growth of 3.3% in 2003.

The Brazilian economy grew by 4.9% in 2004 due primarily to worldwide economic improvement. The appreciation of the Brazilian Real has dampened pressures on the country's U.S. dollar denominated debt payments. In 2005, GDP is expected to increase moderately by 3.7% due to a large extent to the persistent inflationary pressures that have caused the Central Bank, on repeated occasions, to raise interest rates. Although Brazil's economy grew in 2004 and is expected to have moderate growth of 5.2% in 2005, Brazil's economic growth has been low since the mid 1990s.

The Peruvian economy was also relatively stagnant over the 1998-2001 period. In 2003 and 2004, GDP growth in Peru amounted to 4.0% and 5.1%, respectively. Management expects the Peruvian economy to continue to grow by 4.7% in 2005 driven by favorable terms of trade that are expected to generate a trade surplus. The trade surplus will in turn generate, among other things, increased taxes for the federal government and lower the overall debt burden. Although the economic overview of Peru looks favorable for the coming year, the up-and-coming presidential elections and low presidential approval rating (estimated at 8.4% as of January 2005 according to the Universidad de Lima) may give rise to political instability.

In recent years, Argentina has suffered from a prolonged economic recession, driven by both economic and political instability, which culminated in an economic crisis in the fourth quarter of 2001. As a result of measures adopted by the Argentine government, the economy collapsed in 2002 but recovered in 2003 and 2004 with GDP growth of 8.7% and 9%, respectively. Argentina's GDP is expected to grow by 5% in 2005. Nevertheless, further recovery in Argentina will depend on deep structural reforms in many areas, including the relationship between the federal government and the business community, the federal governments ability to present an effective medium-term development strategy for the country, the ability of the federal government to control inflationary pressures as well as the federal government's ability to reestablish confidence in the country through a long-term agreement with the International Monetary Fund.

The economic deterioration in Argentina had materially adversely affected the Company. At year-end 2001, as a consequence of Argentina's economic environment and political instability, the Company suspended its Argentine Wire & Cable and Brass Mills production operations. In September 2003, Madeco reopened Decker-Indelqui's copper pipes plant (Barracas) with a limited production capacity. In November 2003, the Company reopened, also at limited capacity, its brass mills foundry plant (Llavallol) in Argentina. Since November 2004, Madeco has been partially and temporarily operating its wire and cable plants of Llavallol and Quilmes in Argentina. The Company is constantly evaluating the possibility of re-establishing, at normal capacity, its Wire & Cable operations in Argentina. This decision will depend on (but may not be limited to) the evolution of Argentina's economy, and the evolution of perspectives for the wire and cable market in Argentina.

While cyclical downturns in the Chilean or regional economy have an adverse effect on the Company's business and results of operations, reduced domestic and regional sales can be partially offset by increases in exports outside the region, particularly with respect to the Company's brass mills products, which meet international standard specifications and can be produced and sold competitively in international markets. There can be no assurance, however, that profits on any export sales would fully offset lost profits resulting from reductions in domestic or regional sales. Export sales for each business unit consist of all sales made to customers in countries other than those countries where the Company maintains operations for that respective business unit. In 2004, 23.7% of the Company's consolidated net sales was attributable to exports.

Fluctuations in LME Metal Prices and Exchange Rates between Currencies

The Company's revenues fluctuate as a result of the appreciation or depreciation of the Chilean peso versus the U.S. dollar since substantially all of the Company's sales - whether for local or export markets - are linked to the world market price of copper, which is denominated in U.S. dollars and has historically fluctuated widely. In addition, the Company's export sales are generally invoiced in U.S. dollars. In order to reduce the effects of fluctuations in the price of copper and aluminum on its results of operations, the Company's pricing policy is to sell its copper and aluminum products based on the quantity of metal contained in the product valued at the prices of the London Metal Exchange. Generally, the Company has been able to increase its selling prices in response to increases in costs of copper and/or aluminum. There can be no assurance, however, that the Company will be able to recover increases in the cost of copper and/or aluminum in the future. Fluctuations in the market price of aluminum are of greater importance to the Company since its acquisition of Ficap in 1997. See "Item 3. Key Information - Risk Factors".

The Company's Summary of Operations

The following table provides certain information relating to the Company's results of operations in millions of Chilean pesos and as a percentage of net sales for the periods indicated:
Year ended December 31,
(in Ch$ million of Dec. 2004, except percentages)
	2002		2003		2004
Net Sales	265,252	100.0%	243,608	100.0%	324,035	100.0%
Cost of Goods Sold	(232,448)	-87.6%	(213,648)	-87.7%	(276,621)	85.4%
Gross Income	32,804	12.4%	29.960	12.3%	47,414	14.6%
SG&A Expenses	(28,661)	-10.8%	(22,316)	-9.2%	(22,238)	-6.8%
Operating Income	4,143	1.6%	7,644	3.1%	25,176	7.8%
Non-Operating Income	2,353	0.9%	1,929	0.8%	2,417	0,7%
Non-Operating Expenses	(42,855)	-16.2%	(26,341)	-10.8%	(16,467)	-5,0%
Price-Level Restatement (1)	(8,738)	-3.3%	1,783	0.7%	(251)	-0,1%
Net Non-Operating Results	(49,240)	-18.6%	(22,629)	-9.3%	(14,301)	-4.4%
Income Taxes	1,451	0.5%	(1,632)	-0.7%	(1,542)	-0.5%
Minority Interest	2,068	0.8%	(593)	-0.2%	(821)	-0.3%
Amortization of Negative Goodwill	5	0.0%	57	0.0%	-
Net Income (Loss)	(41,573)	-15.7%	(17,153)	-7.0%	8,512	2.6%

(1) Includes the effect of Foreign exchange differences gain (losses).

The following tables set forth, for each of the periods indicated, the volume sales, net sales and operating income of each of the Company's business units, as well as the percentage of the Company's total consolidated volume sales, net sales and operating income, respectively:

Volume Sales
(in tons, except percentages)
	2002		2003		2004
Wire & Cable (1)	61,903	53.8%	53,923	49.3%	62,866	51.0%
Brass Mills	29,353	25.5%	30,360	27.8%	33,319	27.1%
Flexible Packaging	13,912	12.1%	14,821	13.6%	16,361	13.2%
Aluminum Profiles	9,978	8.7%	10,211	9.3%	10,653	8.7%
Total	115,146	100.0%	109,315	100.0%	123,199	100%

(1) Volume sales for the Wire & Cable unit include only metal. Figures presented above differ from those presented in the Company's Annual Report on Form 20-F for the year 2002 as a result of a change in measuring volume sales. While volume sale calculations previously included metal and insulating materials, the Company is now including only metal used in the production of its wire and cable products.

Total volume sales presented in tons include the conversion of optical fiber volume sales using the conversion rate of 1 ton = 44 kms. As a consequence of the termination of the Joint Venture Agreement, Optel Ltda. has not been consolidated with Madeco during 2003 and 2004, being treated instead as an affiliate.

Year ended December 31,
(in Ch$ million, except percentages)
	2002		2003		2004
Net Sales
Wire & Cable	135,679	51.2%	113,288	46.5%	166,271	51.3%
Brass Mills	58,541	22.1%	57,582	23.6%	84,026	25.9%
Flexible Packaging	41,953	15.7%	42,781	17.6%	45,117	13.9%
Aluminum Profiles	29,079	11.0%	29,957	12.3%	28,621	8.9%
Total	265,252	100.0%	243,608	100.0%	324,035	100.0%

Operating Income (Loss)
Wire & Cable	(3,032)	-73.2%	(1,049)	-13.7%	10,495	41.7%
Brass Mills	1,100	26.6%	1,486	19.4%	8,158	32.4%
Flexible Packaging	2,330	56.2%	3,339	43.7%	3,187	12.7%
Aluminum Profiles	3,745	90.4%	3,868	50.6%	3,336	13.2%
Total	4,143	100.0%	7,644	100.0%	25,176	100.0%

2004 versus 2003

Consolidated revenues for the year 2004 increased 33.0% or $80,427 million compared to the previous year due to higher unit selling prices for Wire & Cable and Brass Mill related products. These higher prices can be primarily attributed to increases in raw material costs - copper, aluminum, zinc and plastics. Additionally, the consolidated volume sold also increased 12.7% during 2004. The increase in consolidated revenue was partially offset by negative currency fluctuations. The appreciation of the Chilean peso against the U.S. dollar negatively impacted revenues generated by foreign subsidiaries in the Wire & Cable business unit and Chilean exports of Brass Mill related products.

The Company's gross margin increased 2.3 percentage points to 14.6% in 2004 from 12.3% in the previous year. This increase was primarily due to production efficiencies in both the Wire & Cable and Brass Mills business units as a result of the Company's successful implementation and consolidation of the Company's Business Plan. See "Item 4 - Information on the Company - Business Overview - Strategy." The increase in gross income to $47,414 million in 2004 from $29,960 million in the previous year is mostly due to a 33.0% increase in consolidated revenues as a result of increased prices, and gains from production efficiencies.

The Company's operating income increased 229% due to a reduction in selling, general and administrative expenses in 2004 compared to the previous year and improvements in gross income. The improvements in selling, general and administrative expenses were due to the implementation of cost efficiency measures as outlined in the Company's Business Plan. Consolidated operating margin increased to 7.8% in 2004 compared to 3.1% in the previous year.

Analysis of Operating Segment Performance 2004 versus 2003

The Company's operating results for each business unit are described in further detail below:

Wire & Cable

Year 2004 (in Ch$ million, except percentages)
	Chile	Brazil	Peru	Argentina	Inter-company	Wire & Cable Unit
Revenues	59,956	76,948	53,766	4,680	(29,079)	166,271
COGS	(53,943)	(67,584)	(46,865)	(4,201)	28,505	(144,088)
Gross Income	6,013	9,364	6,901	479	(574)	22,183
Gross Margin	10.0%	12.2%	12.8%	10.2%	2.0%	13.3%
SG&A	(1,948)	(5,979)	(2,153)	(323)	(1,285)	(11,688)
Operating Income	4,065	3,385	4,748	156	(1,859)	10,495
Operating Margin	6.8%	4.4%	8.8%	3.3%	6.4%	6.3%

Year 2003 (in Ch$ million, except percentages)
	Chile	Brazil	Peru	Argentina	Inter-company	Wire & Cable Unit
Revenues	42,428	55,390	33,763	2,237	(20,530)	113,288
COGS	(40,675)	(51,295)	(30,394)	(1,935)	20,131	(104,168)
Gross Income	1,753	4,095	3,369	302	(399)	9,120
Gross Margin	4.1%	7.4%	10.0%	13.5%	1.9%	8.1%
SG&A	(2,108)	(4,394)	(2,000)	(376)	(1,291)	(10,169)
Operating Income	(355)	(299)	1,369	(74)	(1,690)	(1,049)
Operating Margin	-0.9%	-0.5%	4.1%	-3.3%	8.2%	-0.9%

2004 versus 2003 % change
	Chile	Brazil	Peru	Argentina	Wire & Cable Unit
Revenues	41.3%	38.9%	59.2%	109.2%	46.8%
COGS	32.6%	31.8%	54.2%	117.1%	38.3%
Gross Income	244.4%	128.7%	104.8%	58.6%	143.2%
SG&A	-7.6%	36.1%	7.7%	-14.1%	14.9%
Operating Income	n.a.	n.a.	246.8%	n.a.	n.a.

Revenues in the Wire & Cable business unit increased 46.8% in 2004 compared to the previous year. This increase is mostly attributable to a 16.6% increase in volume sold and a 25.9% increase in the units average selling price for wire and cable products due to increases in raw material costs. The increase in Wire & Cable revenues was partially offset by a 6.13% appreciation of the Chilean peso against the U.S. dollar.

The Company sold more metallic cable and copper rod units in each of the four countries where it maintains operations in 2004 compared to the previous year. The business units in both Peru and Brazil had exceptional sales volume increases of 22.0% and 10.7%, respectively. The increase in Peru is mostly due to Peru's favorable economic conditions which in turn resulted in increased private investments and demand. The increase in volume sold in Brazil was due to higher demand in the export market and in the telecommunication and energy sectors.

The Company's wire and cable cost of goods sold principally consists of the cost of copper, aluminum and other raw materials used by the Company in production, labor costs for production personnel, depreciation of assets related to the production and costs associated with operating and maintaining the Company's plants and equipment. Cost of goods sold increased by Ch$39,920 million, or 38.3%, compared to the previous year mostly due to increased net cables sales and the increase in the price of raw materials such as copper and aluminum. The average annual price in U.S. dollars of both copper and aluminum increased 43.6% and 7.0%, respectively, compared to the previous year. The increase in cost of goods sold was partially offset by a 6.13% appreciation of the Chilean peso compared to the U.S. dollar. The Company's wire and cable gross margins improved 5.2 percentage points from 8.1% in 2003 to 13.3% in 2004.

The Company's wire and cable selling, general and administrative expenses primarily consist of salaries of sales and administrative personnel, administrative depreciation and maintenance expenses, general expenses and expenses related to transportation and external services provided by third parties. Selling, general and administrative expenses increased Ch$1,519 million, or 14.9%, in 2004 compared to the previous year due to the higher sales volume experienced in the Wire & Cable business unit and the 8.1% appreciation of the Brazilian Real compared to the U.S. dollar. The increase in the Company's wire and cable selling, general and administrative expenses was partially offset by a 6.13% appreciation of the Chilean peso compared to the U.S. dollar and the effect of this appreciation on translating the expenses of the foreign subsidiaries of the Company into Chilean pesos. As a percentage of sales, the wire and cable selling, general and administrative expenses changed to 7.0% in 2004 compared to 9.0% in the previous year. This improvement is mostly due to the successful implementation of cost efficiency measures as outlined in the Company's Business Plan.

Operating income increased in 2004 by Ch$11,544 million from an operating loss of Ch$1,049 million in 2003 to an operating income of Ch$10,495 million in 2004.

Brass Mills

Year 2004 (in Ch$ million, except percentages)
	Chile	Argentina	Coins	Inter-company	Brass Mills Unit
Revenues	79,178	6,594	8,439	(10,185)	84,026
COGS	(68,295)	(5,636)	(8,205)	9,951	(72,185)
Gross Income	10,883	958	234	(234)	11,841
Gross Margin	13.7%	14.5%	2.8%	2.3%	14.1%
SG&A	(2,155)	(551)	(593)	(384)	(3,683)
Operating Income	8,728	407	(359)	(618)	8,158
Operating Margin	11.0%	6.2%	-4.3%	6.1%	9.7%

Year 2003 (in Ch$ million, except percentages)
	Chile	Argentina	Coins	Inter-company	Brass Mills Unit
Revenues	52,357	4,149	7,342	(6,266)	57,582
COGS	(46,308)	(3,677)	(7,645)	6,146	(51,484)
Gross Income	6,049	473	(303)	(120)	6,098
Gross Margin	11.6%	11.4%	-4.1%	1.9%	10.6%
SG&A	(2,881)	(550)	(829)	(352)	(4,613)
Operating Income	3,168	(78)	(1,133)	(472)	1,485
Operating Margin	6.1%	-1.9%	-15.4%	7.5%	2.6%

2004 versus 2003 % change
	Chile	Argentina	Coins	Brass Mills Unit
Revenues	51.2%	58.9%	14.9%	45.9%
COGS	47.5%	53.3%	7.3%	40.2%
Gross Income	79.9%	102.7%	-177.1%	94.2%
SG&A	-25.2%	0.1%	-28.5%	-20.2%
Operating Income	175.5%	-622.5%	-68.3%	449.2%

In 2004, revenues increased by Ch$26,444 million, or 45.9%, compared to the previous year due primarily to a 33.0% increase in the sales price assessed on pipes, bars, sheets and coin products, and to a lesser extent, to a 12.8% increase in volume sold related to pipes, bars and sheets. This increase was partially offset by a 6.13% appreciation of the Chilean peso compared to the U.S. dollar and the negative effect of this appreciation on the Company's exports, which represents 55.9% of the business unit's revenue. Additionally, this business unit experienced an 18% reduction in volume sold in its coin products due to competitive pressures and excess capacity in the industry as a result of decreased demand. Most of the large coin manufacturing companies increased production capacity in the previous years to prepare for the introduction of the Euro coin, which began circulation in January 2002. Subsequent to the introduction of the Euro, demand for coin related products has remained flat.

The Company's Brass Mills cost of goods sold increased in 2004 to Ch$20,701 million, or 40.2%, compared to the previous year. This increase was primarily due to an increase in volume sold and an increase in the price of raw materials. For instance, both copper and aluminum prices increased in U.S. dollar terms by 43.6% and 7.0%, respectively, compared to the previous year. The Company's Brass Mills gross margins increased in 2004 to 14.1% compared to 10.6% in 2003.

The Company's Brass Mills selling, general and administrative expenses decreased Ch$930 million, or 20.2%, in 2004 compared to the previous year due to the successful implementation of cost efficiency measures as outlined in the Company's Business Plan.

Operating income improved Ch$6,672 million or 449.0%, in 2004 compared to the previous year. Similarly, operating margin improved in 2004 to 9.7% compared to 2.6% in the previous year.

Flexible Packaging

Year 2004 (in Ch$ million, except percentages)
	Chile	Argentina	Inter-company	Flexible Packaging Unit
Revenues	33,392	11,726	(1)	45,117
COGS	(28,327)	(10,113)	0	(38,440)
Gross Income	5,065	1,613	(1)	6,677
Gross Margin	15.20%	13.80%	0.00%	14.80%
SG&A	(2,395)	(674)	(421)	(3,490)
Operating Income	2,670	939	(422)	3,187
Operating Margin	8.00%	8.00%	0.00%	7.10%

Year 2003 (in Ch$ million, except percentages)
	Chile	Argentina	Inter-company	Flexible Packaging Unit
Revenues	32,248	10,537	(4)	42,781
COGS	(27,054)	(8,994)	4	(36,044)
Gross Income	5,194	1,543	0	6,737
Gross Margin	16.10%	14.60%	0.00%	15.70%
SG&A	(2,244)	(706)	(448)	(3,398)
Operating Income	2,950	837	(448)	3,339
Operating Margin	9.10%	7.90%	0.00%	7.80%

2004 versus 2003 % change
	Chile	Argentina	Flexible Packaging Unit
Revenues	3.5%	11.3%	5.5%
COGS	4.7%	12.4%	6.6%
Gross Income	-2.5%	4.5%	-0.9%
SG&A	6.7%	-4.5%	2.7%
Operating Income	-9.5%	12.2%	-4.6%

Flexible Packaging revenues increased in 2004 by Ch$2,336 million, or 5.5%, compared to the previous year. This improvement is explained by an increase in volume sold in Chile of 8.1% , as well as by an increase in export sales to the United States, Ecuador and Brazil in accordance with the Company's Business Plan. The export sales to Brazil were conducted through the Company's business unit in Argentina and resulted in a 16.9% increase in revenues. This increase was partially offset by a lower average sales price in both Chile and Argentina.

The Company's Flexible Packaging cost of goods sold increased in 2004 by Ch$2,396 million, or 6.6%, compared to the previous year. This increase is explained by the higher volume of units sold and increased prices for raw materials such as polyethylene, which increased 62.0% in U.S. dollar terms. The Company was unable to pass along increases in raw material prices to customers due to competitive pressures. Although the Flexible Packaging business unit was able to implement improvements in its production process, gross margins decreased to 14.8% in 2004 compared to 15.7% in the previous year.

The Company's Flexible Packaging selling, general and administrative expenses increased 2.7% from Ch$3,398 million in 2003 to Ch$3,490 million in 2004. This increase in selling, general and administrative expenses was due to higher sales commissions, professional consulting cost, marketing expenses associated with exports and external professional services. While selling, general and administrative expenses in Argentina decreased 4.5% in Chilean peso terms, expenses increased 3.1% and 1.7% in local currency and U.S. dollars terms, respectively, due to salary increases and increases in sales commissions.

The Company's Flexible Packaging operating income decreased Ch$152 million, or 4.6%, in 2004 compared to the previous year.

Aluminum Profiles

Year 2004 (in Ch$ million, except percentages)
	Aluminum Profiles	Curtain Walls	Inter-company	Aluminum Profiles Unit
Revenues	28,621	0	0	28,621
COGS	(21,908)	0	0	(21,908)
Gross Income	6,713	0	0	6,713
Gross Margin	23.5%		0.0%	23.5%
SG&A	(3,124)	(1)	(252)	(3,377)
Operating Income	3,589	(1)	(252)	3,336
Operating Margin	12.5%		0.0%	11.7%

Year 2003 (in Ch$ million, except percentages)
	Aluminum Profiles	Curtain Walls	Inter-company	Aluminum Profiles Unit
Revenues	29,546	410	1	29,957
COGS	(21,661)	(291)	0	(21,952)
Gross Income	7,885	119	1	8,005
Gross Margin	26.7%	29.0%	0.0%	26.7%
SG&A	(3,729)	(140)	(268)	(4,137)
Operating Income	4,156	(21)	(267)	3,868
Operating Margin	14.1%	-5.3%	0.0%	12.9%

2004 versus 2003 % change
	Aluminum Profiles	Curtain Walls	Aluminum Profiles Unit
Revenues	-3.1%	-100.0%	-4.5%
COGS	1.1%	-100.0%	-0.2%
Gross Income	-14.9%	-100.0%	-16.1%
SG&A	-16.2%	-99.3%	-18.4%
Operating Income	-13.6%	-95.2%	-13.8%

Revenue in 2004 decreased by Ch$1,336 million, or 4.5%, compared to the previous year. This decrease is mostly due to a drop in the average selling price of aluminum and was partially offset by a 4.3% increase in volume sold. Although the aluminum profile market increased 12.6% in 2004 compared to the previous year, the Company's market share decreased from 76.5% in December 2003 to 71.0% in December 2004 as a result of competitive pressures from foreign competitors.

The Company's aluminum profiles cost of goods sold decreased slightly by 0.2% in 2004 compared to the previous year. This decrease is mostly due to the introduction of production efficiencies which resulted in lower transformation costs. To a lesser extent, the depreciation of the U.S. dollar compared to the Chilean peso also contributed to the aforementioned decrease. Although the Company had both an increase in volume sold and a 7.0% increase in the price of aluminum raw materials, the Company was able to decrease its overall cost of goods sold in 2004. Gross Margins, however, decreased in 2004 to 23.5% compared to 26.7% in the previous year.

The Company's aluminum profiles selling, general and administrative expenses decreased 18.4% in 2004 compared to the previous year. As a percentage of sales, selling, general and administrative expenses decreased 2.0 percentage points. The reduction in selling, general and administrative expense was due to the successful implementation of cost efficiency measures as outlined in the Company's Business Plan through personnel reductions enacted in July 2003, lower external professional services expenses, lower communication and information technology related expenses and lower marketing expenses. The 2004 selling, general and administrative expense balance included a one-time charge of Ch$84 million related to a restructuring provision for the closure of the Company's commercial operation, at Distribuidora Boliviana S.A., while in 2003 balance included one-time severance provisions related to a reduction in personnel, as previously mentioned, and uncollectable account provisions.

The Company's aluminum profiles operating income decreased in 2004 by Ch$532 million, or 13.8%, while operating margins also decreased to 11.7% from 12.9% in the previous year.

The Company's Non-Operating Results

Consolidated net non-operating results increased $8,328 million in 2004 compared to the previous year. For further detail regarding the Company's non-operating results, see Note 23 to the Company's Consolidated Financial Statements.

  Non-Operating Income: The Company's non-operating income increased by Ch$488 million, to Ch$2,417 million in 2004 from Ch$1,929 million in 2003. The increase in non-operating income is mostly due to the sale of certain of Alufoil's assets, which accounted for Ch$628 million, and the reversal of a provision related to potential costs from Optel's liquidation, which accounted for Ch$ 591 million. See "Item 4. Information on the Company - History and Development of the Company - Recent Develoments". The increase was partially offset by a Ch$457 million reduction in tax refunds from foreign subsidiaries and by a Ch$199 million reduction in interest income. The Company used most of its excess cash to pay down financial debt, and in light of the increases in raw material costs, the Company also invested heavily in its working capital. To a lesser extent, the Company had a reduction in proportional equity investment income of Ch$20 million compared to the previous year.
  Non-Operating Expenses: The Company's non-operating expenses in 2004 decreased by Ch$9,874 million compared to the previous year due to a reduction in non-operating expenses and to a one-time charge, which together amounted to Ch$7,925 million. The one-time charge relates to the recognition of a valuation provision that amounted to Ch$5,040 million and was associated with Optel Ltda.'s potential liquidation, according to an arbitration rule. Pursuant to the arbitration, the Company was required to liquidate this subsidiary at Corning's request and as a result, the Company decided to recognize a one-time charge during 2003. In addition, non-operating expenses decreased in 2004 due to the recognition of an obsolescence charge, the write-off of long-term assets of Ch$1,348 million in 2003 that were not present in 2004, and an incremental valuation provision related to the closure of the Uruguayan subsidiary of Ch$419 million in 2003.

The Company decreased interest expense by Ch$1,772 million, or 13.5%, as a result of a reduction in the Company's debt portfolio and the Company's ability to refinance its indebtedness at lower rates. This reduction in interest expense was partially offset by incremental expenses, which amounted to Ch$1,172 million, associated with the prepayment of the Company's Series A bonds.

Other non-operating expenses in 2004 amounted to Ch$3,681 million mostly due to depreciation charges related to unused fixed assets in Argentina, which amounted to Ch$2,243 million, asset adjustments to net realizable value for the sale of certain assets, which amounted to Ch$394 million, an obsolescence provision and the write-off of long-term assets, which amounted to Ch$375 million.
  Price-Level Restatement: Price level restatement, which is made up of inflationary adjustments and currency fluctuations decreased by Ch$2,034 million in 2004 compared to the previous year. The price level restatement balance in 2004 reflected a net loss position of Ch$251 million compared to the net gain position of Ch$1,783 million in 2003. Net gains related to inflationary adjustments decreased by Ch$2,748 million in 2004 compared to the previous year. Currency fluctuations increased from a net loss position of Ch$299 million to a net gain position of Ch$415 million due to the Company's reduced U.S. dollar denominated debt position in 2004, lower currency fluctuation generated in Brazil of Ch$969 million in 2004 and, to a lesser extent, a currency loss in 2004 of Ch$140 million generated by the Argentine subsidiaries.
  Income Taxes: The Company had an income tax expense reduction of 5.5% in 2004 compared to the previous year. Income tax in 2004 and 2003 amounted to Ch$1,542 million and Ch$1,632 million, respectively. During 2004 there was a tax refund of Ch$1,766 million for Madeco and an increase of Ch$1,099 million in income tax from Indeco.
  Minority Interest: The Company's minority interest balance increased 38.5% compared to the previous year. The subsidiaries that maintain minority shareholders are Alusa, Indeco and Indalum. The minority interest balance amounted to Ch$821 million in 2004 compared to the Ch$593 million in the previous year.

2003 versus 2002

Consolidated revenues for 2003 decreased 8.2% or Ch$21,644 million, compared to the previous year, primarily due to lower sales of the Wire & Cable business unit, which decreased Ch$22,391 million (-16.5%) compared to the previous year. The reduction in sales within the Wire & Cable business unit were due in part to the effect of the non-consolidation of Optel operations during 2003 as a consequence of the adverse ruling in the arbitration proceedings that the Company initiated against Corning (in 2002 Optel represented Ch$2,257 million in revenues). The decrease in net sales reflected an overall decrease of 12.9% in the consolidated volume sales of the Wire & Cable unit, due mainly to a decrease of 28.9% in net sales in Brazil as a result of lower sales of bare aluminum cables to electric industry clients. Additionally, the decrease in consolidated revenues are explained by the impact of the appreciation of the Chilean peso against the U.S. dollar during the fiscal year on the sales of foreign subsidiaries.  These effects were partially offset by a 12.3% increase in the average dollar price of products from the Wire & Cables business unit, which in turn were a reflection of the increase in copper price that occurred in 2003 compared to 2002.

The Company's gross income fell by Ch$2,846 million, or 8.7%, in 2003 compared to the previous year. This reduction can be explained principally by lower volume sales in the Wire & Cable business unit and difficulties in passing through the increase in the cost of copper to customers. In addition, gross income was reduced due to the negative impact of the appreciation of the Chilean peso against the U.S. dollar on both the results of the foreign subsidiaries of the Wire & Cable Unit and on the Chilean exports of the Brass Mills business unit. This effect was partially offset by increases in productivity in the Flexible Packaging and Aluminum Profiles business units and by the exclusion of Optel in 2003, which incurred a gross loss of Ch$308 million in the previous year.

The Company's operating income for 2003 was Ch$7,644 million, an 84.4% increase compared to the previous year (Ch$4,144 million). This improvement was the result of the Company's efforts to reduce selling, general and administrative expenses (which declined 22.2% year over year) and the non-consolidation of Optel (operating loss from Optel amounted to Ch$1,365 million in 2003). The increase in operating income was partially offset by the negative effect of the exchange rate on translating the results of the foreign subsidiaries into pesos.

Analysis of Operating Segment Performance 2003 versus 2002

The Company's operating results for each business unit are described in further detail below:

Wire & Cable
Year 2003 (in Ch$ million, except percentages)
	Chile	Brazil	Peru	Argentina	Optical Fiber	Inter-company	Wire & Cable Unit
Revenues	42,428	55,390	33,763	2,237	0	(20,530)	113,288
COGS	(40,675)	(51,295)	(30,394)	(1,935)	0	20,131	(104,168)
Gross Income	1,753	4,095	3,369	302	0	(399)	9,120
Gross Margin	4.1%	7.4%	10.0%	13.5%	0	1.9%	8.1%
SG&A	(2,108)	(4,394)	(2,000)	(376)	0	(1,291)	(10,169)
Operating Income	(355)	(299)	1,369	(74)	0	(1,690)	(1,049)
Operating Margin	-0.9%	-0.5%	4.1%	-3.3%	0	8.2%	-0.9%
Year 2002 (in Ch$ million, except percentages)
	Chile	Brazil	Peru	Argentina	Optical Fiber	Inter-company	Wire & Cable Unit
Revenues	41,238	71,901	33,510	1,216	2,257	(14,443)	135,679
COGS	(39,168)	(66,403)	(28,867)	(1,195)	(2,565)	13,985	(124,213)
Gross Income	2,070	5,498	4,643	21	(308)	(458)	11,466
Gross Margin	5.0%	7.6%	13.9%	1.7%	-13.6%	3.2%	8.5%
SG&A	(2,924)	(5,622)	(2,348)	(670)	(1,057)	(1,878)	(14,499)
Operating Income	(854)	(124)	2,295	(649)	(1,365)	(2,335)	(3,032)
Operating Margin	-2.1%	-0.2%	6.8%	-53.4%	-60.5%	16.2%	-2.2%

2003 versus 2002 % change
	Chile	Brazil	Peru	Argentina	Optical Fiber	Wire & Cable Unit
Revenues	2.9%	-23.0%	0.8%	84.0%	-100.0%	-16.5%
COGS	3.9%	-22.8%	5.3%	61.9%	-100.0%	-16.1%
Gross Income	-15.7%	-25.5%	-27.4%	1338.1%	-100.0%	-20.5%
SG&A	-27.9%	-21.8%	-14.8%	-43.9%	-100.0%	-29.9%
Operating Income	-57.6%	141.1%	-40.3%	-88.6%	-100.0%	-65.4%

Revenues in the Wire & Cable business unit decreased by Ch$22,391 million, or 16.5% compared to the previous year. Lower net sales levels can be explained mainly by the non - consolidation of Optel, which contributed Ch$2,257 million to the 2002 consolidated revenues, a reduction of 12.9% in the consolidated volume of metallic cables, and by the impact of the appreciation of the Chilean peso against the U.S. dollar during 2003. Lower volume in sales of metallic wire and cables were primarily the result of a decrease of 14.8% in Brazilian sales due to lower sales of aluminum bare cables to the electric sector, which was partially offset by an increase in Peruvian sales due to higher investment levels in the telecom sector, governmental investments for rural electrification and the strengthening of the demand from the construction sector. In addition, the unit's average U.S. dollar price of metallic cables increased approximately 14%, which reflected the increase in the average cost of copper during 2003.

The Company's wire and cable cost of goods sold principally consists of the costs of copper, aluminum and other raw materials used by the Company in production, labor costs for production personnel, depreciation of assets related to production and costs associated with operating and maintaining the Company's plants and equipment. Cost of goods sold decreased by Ch$ 20,045 million, or 16.1%, mainly as result of lower volume in sales of both metallic cables and optical fiber telecom cables. In addition, the decrease in cost of goods sold reflected the appreciation of the Chilean peso against the U.S. dollar, which was partially offset by the increase in the price of copper (the year over year average increase was 12.6% in Chilean peso terms), aluminum (the year -over year increase amounted to 3.6%). The Company's wire and cable gross margin declined only 0.4 percentage points, from 8.5% in 2002 to 8.1% in 2003.

The Company's selling, general and administrative expenses primarily consist of salaries of sales and administrative personnel, administrative depreciation and maintenance expenses, general expenses and expenses for transportation and services provided by third parties. Selling, general and administrative expenses decreased by Ch$4,330 million, or 29.9%, primarily as a result of the Company's efforts to control costs and of the effect of the appreciation of the Chilean peso on translating the expenses of the foreign subsidiaries of the Company into Chilean pesos (a difference of Ch$1,486 million between both years).

Operating losses decreased by Ch$1,984 million or 65.5%: from a loss of Ch$3,033 million accumulated in 2002 to a loss of Ch$1,049 million in 2003.

Brass Mills

Year 2003 (in Ch$ million, except percentages)
	Chile	Argentina	Coins	Inter-company	Brass Mills Unit
Revenues	52,357	4,149	7,342	(6,266)	57,582
COGS	(46,308)	(3,677)	(7,645)	6,146	(51,484)
Gross Income	6,049	472	(303)	(120)	6,098
Gross Margin	11.6%	11.0%	-4.1%	1.9%	10.6%
SG&A	(2,881)	(550)	(829)	(352)	(4,612)
Operating Income	3,168	(78)	(1,132)	(472)	1,486
Operating Margin	6.1%	-1.9%	-15.4%	7.5%	2.6%

Year 2002 (in Ch$ million, except percentages)
	Chile	Argentina	Coins	Inter-company	Brass Mills Unit
Revenues	47,354	3,194	10,457	(2,464)	58,541
COGS	(40,309)	(2,905)	(9,398)	2,454	(50,158)
Gross Income	7,045	289	1,059	(10)	8,383
Gross Margin	14.9%	9.0%	10.1%	0.4%	14.3%
SG&A	(5,136)	(790)	(981)	(376)	(7,283)
Operating Income	1,909	(501)	78	(386)	1,100
Operating Margin	4.0%	-15.7%	0.7%	15.7%	1.9%

2003 versus 2002 % change
	Chile	Argentina	Coins	Brass Mills Unit
Revenues	10.6%	29.9%	-29.8%	-1.6%
COGS	14.9%	26.6%	-18.7%	2.6%
Gross Income	-14.1%	63.7%	N/A	-27.3%
SG&A	-43.9%	-30.4%	-15.5%	-36.7%
Operating Income	-65.9%	N/A	N/A	34.8%

In 2003, revenues remained almost flat in comparison with the previous year, decreasing Ch$959 million, or 1.6%, compared to 2002. This was caused principally by the appreciation of the Chilean peso against the U.S. dollar for the period, and by a 16.7% drop in volume sales of coin blanks mainly due to increasingly competitive environment in terms of price, and to the excess installed capacity within the industry once high levels of demand due to the introduction of the Euro had concluded. These reductions were partially offset by an increase of 9.1% in the Chilean volume sales primarily due to market share gains as well as higher demand from the mining industry. Argentine volume sales also increased (67.0%) due to greater volumes of copper tube sales in the local market. In addition, revenues were driven by a 15.0% increase in the average U.S. dollar price, which was due to the increase in the price of copper which occurred during 2003, and continued after 2003 ended.

Cost of goods sold increased by Ch$ 1,326 million or 2.6%, principally due to increased volume sales and an overall increase in raw material prices. The year -over- year increase in copper prices was 12.6%, in aluminum prices it was 3.6% and in zinc prices it was 3.4%, in Chilean peso terms. The Company's Brass Mills gross margin declined 3.7 percentage points, from 14.3% in 2002 to 10.6% in 2003.

Selling, general and administrative expenses decreased by Ch$2,671 million, or 36.7%, mainly as a result of the lower expenses of Madeco Chile due to its wide cost reduction policies.

The operating income of the Company increased by Ch$386 million, or 34.8% from 2002 to 2003. In addition, the Company's operating margin increased 0.7 percentage points, from 1.9% in 2002 to 2.6% in 2003.

Flexible Packaging

Year 2003 (in Ch$ million, except percentages)
	Chile	Argentina	Inter-company	Flexible Packaging Unit
Revenues	32,248	10,537	(4)	42,781
COGS	(27,054)	(8,994)	4	(36,044)
Gross Income	5,194	1,543	0	6,737
Gross Margin	16.1%	14.6%	0.0%	15.7%
SG&A	(2,244)	(706)	(448)	(3,398)
Operating Income	2,950	837	(448)	3,339
Operating Margin	9.1%	7.9%	0.0%	7.8%

Year 2002 (in Ch$ million, except percentages)
	Chile	Argentina	Inter-company	Flexible Packaging Unit
Revenues	30,950	11,003	0	41,953
COGS	(26,876)	(9,591)	2	(36,465)
Gross Income	4,074	1,412	2	5,488
Gross Margin	13.2%	12.8%	0.0%	13.1%
SG&A	(2,168)	(500)	(490)	(3,158)
Operating Income	1,906	912	(488)	2,330
Operating Margin	6.2%	8.3%	0.0%	5.6%

2003 versus 2002 % change
	Chile	Argentina	Flexible Packaging Unit
Revenues	4.2%	-4.2%	2.0%
COGS	0.7%	-6.2%	-1.2%
Gross Income	27.5%	9.3%	22.8%
SG&A	3.5%	41.2%	7.6%
Operating Income	54.8%	-8.2%	43.3%

Revenues in 2003 increased by Ch$828 million or 2.0% compared to the previous year. This increase in revenues reflects an increase of 5.8% and 8.7% respectively in the volume sales in Chile and Argentina due to a significant increase in market size of both countries, and a 7% increase in the average price in dollars in Argentina between 2002 and 2003. These effects were partially offset by the appreciation of the Chilean peso in 2003.

Cost of goods sold decreased slightly by Ch$421 million, or 1.2%, reflecting increased productivity in manufacturing (11.0%), which raised as sales volumes increased. In addition, the importance of raw materials fell due to lower prices (primarily inks), depreciation expenses decreased as well as a significant fall in scrap levels of the Company in Chile (14.4%) and Argentina (23.0%).

Selling, general and administrative expenses increased by Ch$240 million, or 7.6%, principally as a result of higher sales expenses due to increased commissions in external trade, as a reflection of the increase in exports.

The unit's operating income totaled Ch$3,339 million in 2003, an increase of 43.3%, which represents a significant improvement compared to the previous year. In addition, operating margin increased 2.2 percentage points, from 5.6% to 7.8% in 2003.

Aluminum Profiles

Year 2003 (in Ch$ million, except percentages)
	Aluminum Profiles	Curtain Walls	Inter-company	Aluminum Profiles Unit
Revenues	29,546	410	1	29,957
COGS	(21,661)	(291)	0	(21,952)
Gross Income	7,885	119	1	8,005
Gross Margin	26.7%	29.0%	0.0%	26.7%
SG&A	(3,729)	(140)	(268)	(4,137)
Operating Income	4,156	(21)	(267)	3,868
Operating Margin	14.1%	-5. 3%	0.0%	12.9%

Year 2002 (in Ch$ million, except percentages)
	Aluminum Profiles	Curtain Walls	Inter-company	Aluminum Profiles Unit
Revenues	28,542	537	0	29,079
COGS	(21,237)	(375)	0	(21,612)
Gross Income	7,305	162	0	7,467
Gross Margin	25.6%	30.2%	0.0%	25.7%
SG&A	(3,308)	(143)	(271)	(3,722)
Operating Income	3,997	19	(271)	3,745
Operating Margin	14.0%	3.5%	0.0%	12.9%

2003 versus 2002 % change
	Aluminum Profiles	Curtain Walls	Aluminum Profiles Unit
Revenues	3.5%	-23.6%	3.0%
COGS	2.0%	-22.4%	1.6%
Gross Income	7.9%	-26.5%	7.2%
SG&A	12.7%	-2.1%	11.1%
Operating Income	4.0%	-210.5%	3.3%

Revenues in 2003 grew by Ch$878 million, or 3.0% compared to the previous year, which reflected a 2.3% increase in volume sales registered by the unit due to a significant increase of three percentage points of market share. Moreover, the Company, thanks to its excellent service and product quality, was able to transfer part of the increase in the cost of raw materials to the sales price of aluminum profiles (1.2%).

Cost of goods sold increased by Ch$340 million, or 1.6%, due mainly to higher transformation costs raw material into finished products of 3.0%, and higher aluminum profiles unit costs as a consequence of higher aluminum LME prices (5.0%) offset by lower dollar prices with respect to the Chilean peso.

Selling, general and administrative expenses increased by Ch$415 million, or 11.1% in 2003 due principally to higher sales expenses resulting from greater activity and diversification of the client base. Moreover, the Company recorded an increase in severance indemnities between June and November 2003, as well as higher marketing expenses and accounts receivable provision.

The unit's operating income increased by Ch$123 million or 3.3% in 2003 in comparison to 2002, and operating margin remained flat at 12.9%.

The Company's Non-Operating Results

  Non-Operating Income: The Company's non-operating income decreased by Ch$424 million, from Ch$2,353 million to Ch$1,929 million in 2003. The main decreases were lower financial income of Ch$484 million and lower equity in income of related companies (Ch$252 million). Those decreases were partially offset by an increase of Ch$311 million in other non-operating income, which amounted to Ch$747 million in 2003 versus Ch$437 million registered in 2002. The main differences between both years was recovery of tax benefits in foreign subsidiaries for a total of Ch$499 million, which was partially offset by the decrease of others (Ch$178 million).

  Non-Operating Expenses: Non-operating expenses for 2003 decreased by Ch$16,514 million compared to the previous year: non-operating expenses went from Ch$42,855 million in 2002 to Ch$26,341 million in 2003. This variation can be explained principally by a reduction in financial expenses of Ch$6,990 million compared to 2002 resulting from repayments of bank debt and bonds amounting to Ch$62,549 million, lower interest rates due to financial restructuring, and a favorable exchange rate affecting dollar indexed debt, which represented 16% of the total financial liabilities as of year-end of 2003.

In 2003, other non-operating expenses amounted to Ch$11,603 million compared to Ch$20,711 million the previous year. Expense levels in 2003 were due principally to the following expenses, which did not affect the cash flow of the Company:

    Ch$5,039 million in connection to provisions related to Optel. As of December 31, 2003, the direct subsidiary Metal Overseas S.A. recognized provisions for the entirety of its 50% interest in Optel in its financial results, due to the unfavorable arbitration judgment in a case that the Company had against Corning. As a result among others, the Company lost certain rights over the appointment of Optel's management and consequently its results have not been incorporated into the consolidated financial statements of the Company as of December 31, 2003.

    Ch$3,219 million related to provisions in Argentina related to revaluation of assets, provisions for pending lawsuits, and the amortization of depreciation of idle assets.

    Ch$1,722 million for provisions for obsolescence of other long-term assets.
  Price-Level Restatement: Price level restatement and translation losses for the year 2003 were Ch$10,521 million lower compared to the prior year. Profits related to price level restatement were reduced by Ch$1,769 million in 2003 compared to 2002, reflecting primarily a decrease of 62% in the annual inflation rate between the two periods. The losses due to the translation were reduced by Ch$12,289 million, mainly due to the efforts of the Company to minimize risk and fluctuations in the exchange rate, which resulted in a reduction of conversion losses of Ch$4,284 million due to the appreciation of the Chilean peso in comparison to the Brazilian Real, the Argentine Peso, and the Peruvian Sol. In addition, the bank debt in dollars held by the Company produced a Ch$10,230 million decrease in loss, and hedging costs in Brazil were reduced by Ch$1,226 million. These effects were partially offset by net assets in dollars that generated higher losses of Ch$3,450 million as a result of the aforementioned appreciation of the Chilean peso against the U.S. dollar during 2003.
  Income Taxes: Income tax in 2003 amounted to Ch$1,632 million versus a credit of Ch$1,451 million in 2002. The income tax in 2003 reflects the effects of deferred taxes, which did not affect the cash flow of the Company.
  Minority Interest: Minority interest in 2003 was a charge of Ch$593 million compared with a credit of Ch$2,068 million the previous year. This variation is due principally to the profits of the Company's Flexible Packaging unit in 2003 and to the losses of Optel in 2002.

The net loss for 2003 was Ch$17,153 million, Ch$24,418 million less than the net loss registered in the prior year. This positive change was due principally to a Ch$26,612 million reduction in non-operating losses, and to a Ch$3,499 million increase in the operating results, which were partially offset by an income tax increase of Ch$3,084 million for 2003 and by Ch$2,661 million in increased minority interest.

Impact of Inflation and Price Level Restatement

In general, inflation has the adverse effect of diminishing the purchasing power of a company's monetary assets that are not price-level indexed, and has the positive effect of reducing the real value of a company's monetary liabilities that are not price-level indexed. In addition, to the extent that increases in a company's costs of production are not passed on to the consumer in the form of higher prices for a company's goods, inflation will adversely affect the Company's earnings.

As explained in Note 2 b) to the Consolidated Financial Statements, the Company is required to restate non-monetary assets, non-monetary liabilities, shareholders' equity, and income and expense accounts to reflect the effect of variations in the purchasing power of the Chilean peso, thus reflecting by an indirect method the gain or loss resulting from holding or owning monetary assets and liabilities. For all the above figures, the restatement is based on the variation of the official Indice de Precio al Consumidor (the Chilean Consumer Price Index, or "IPC") published by the Instituto Nacional de Estadisticas (National Institute of Statistics, or "INE") (with the exception of inventories which are reflected at the lower of restated cost or net realizable value) and assets and liabilities in foreign currency which are adjusted based on period-end exchange rates.

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

Madeco's foreign currency exchange exposure arises from maintaining foreign investments in Brazilian reales, Argentine pesos, Peruvian soles and U.S. dollars. For further explanation, see Note 2 c) to the Company's Consolidated Financial Statements.

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

The following table presents the working capital position in local currencies as of December 31, 2004 of the Company's consolidated foreign subsidiaries. All amounts are expressed in millions of Chilean pesos.

	U.S. Dollar	R$	AR$	S$	Euro	Other currencies	Total
Current Assets	134,662	32,861	7,142	11,120	185	293	186,263
Current Liabilities	27,362	10,874	1,537	1,015	113	1.053	41,954
Working Capital in Local Currencies	107,300	21,987	5,605	10,105	72	(760)	144,309

The above table only includes the current assets and current liabilities in foreign currencies held by the Company at December 31, 2004, and does not represent the Company's total foreign currency exchange risk exposure. For additional discussion, see "Item 3. Key Information - Risk Factors" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk - Foreign Currency Exchange Rate Risk".

Critical Accounting Policies and Estimates

The Company prepares its consolidated financial statements in conformity with Chilean GAAP and the guidelines issued by the Chilean Superintendency of Securities and Insurance. The notes to the Consolidated Financial Statements contain a summary of the accounting policies that are significant to the Company, as well as a description of the significant differences between these policies and U.S. GAAP. The notes include additional disclosures required under U.S. GAAP, a reconciliation between shareholders' equity and net income to the corresponding amounts that would be reported in accordance with U.S. GAAP and a discussion of recently issued accounting pronouncements.

Both Chilean and U.S. GAAP require management to make certain estimates and assumptions, as some of the amounts reported in the financial statements are related to matters that are inherently uncertain. We believe that the following discussion describes those areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. The most critical judgments impacting the financial statements include determinations with respect to inventory costing and valuation, price-level restatement, goodwill and the valuation allowance for deferred income taxes.

Inventories

Inventories of finished products, work in progress and by-products are valued at production cost including direct and indirect manufacturing costs plus price-level restatement. Inventories of goods for resale, raw materials, other materials and materials in transit are valued at restated cost. The Company regularly reviews inventory quantities on hand and records an allowance for obsolescence based upon inventory turnover, aging and current and future expectations. Inventory values do not exceed their estimated net realizable value.

Price-level restatement

Chilean GAAP requires that financial statements be restated to reflect the full effects of loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method prescribes that the historical cost of all non-monetary accounts be restated for general price-level changes between the date of origin of each item and the year-end.

The Company's audited consolidated financial statements have been price-level restated in order to reflect the effects of the changes in the purchasing power of the Chilean peso during each year. All non-monetary assets and liabilities and all equity and income statement accounts have been restated to reflect the changes in the Consumer Price Index from the date they were acquired or incurred to year-end.

For comparative purposes, the historical December 31, 2002 and 2003 Consolidated Financial Statements and their accompanying notes have been presented in constant Chilean pesos as of December 31, 2004. As described in Note 2 b) to the Consolidated Financial Statements, certain balances of previous years' financial statements have been reclassified to conform with the present year presentation.

The price-level adjusted Consolidated Financial Statements do not purport to represent appraised values, replacement cost, or any other current value of assets at which transactions would take place currently and are only intended to restate all non-monetary consolidated financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation. See the discussion of price-level restatement in Note 2 b) to the Consolidated Financial Statements.

Goodwill

The Company has significant intangible assets related to goodwill. Under Chilean GAAP, goodwill is depreciated on a straight line basis over its useful life and should be reviewed for impairment when events or circumstances, such as recurring losses for two or more periods, indicate a possible inability to realize the carrying amount. Under US GAAP, Statement of Financial Accounting Standard (SFAS) No. 142, goodwill is not amortized however, it must be allocated to reporting units and tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. Impairment testing is performed at the reporting-unit level (which is generally one level below the four major business segments identified in Note 32 d) to the Consolidated Financial Statements). The first part of the test is a comparison, at the reporting unit level, of the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value is less than the carrying value, then the second part of the test is required to measure the amount of potential goodwill impairment. The implied fair value of the reporting unit goodwill is calculated and compared to the carrying amount of goodwill recorded in the Company's financial records. If the carrying value of reporting unit goodwill exceeds the implied fair value of that goodwill, then the Company would recognize an impairment loss in the amount of the difference, which would be recorded as a charge against net income.

The fair values of the reporting units are determined using discounted cash flow models based on each reporting unit's internal forecasts.

The impairment analysis requires management to make subjective judgments concerning estimates of how the assets will perform in the future using a discounted cash flow analysis. Additionally, estimated cash flows may extend beyond ten years and, by their nature, are difficult to determine. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behavior and attrition, changes in revenue growth trends, cost structures and technology and changes in interest rates and specific industry or market sector conditions. Impairment is recognized earlier whenever warranted.

Deferred Income Tax Valuation Allowance

The Company records a valuation allowance to reduce deferred tax assets to the amount that it believes is more likely than not to be realized. The valuation of the deferred tax asset is dependent on, among other things, the ability of the Company to generate a sufficient level of future taxable income. In estimating future taxable income, the Company has considered both positive and negative evidence, such as historical results of operations, including the losses realized in recent periods, and has considered the implementation of prudent and feasible tax planning strategies. The Company has reviewed and will continue to review its assumptions and tax planning strategies and, if the amount of the estimated realizable net deferred tax asset is less than the amount currently on the balance sheet, the Company would reduce its deferred tax asset, recognizing a non-cash charge against reported earnings.

Property, Plant and Equipment

The Company estimates the useful lives of property and equipment in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The estimated useful lives are based on the historical experience with similar assets as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be accelerated, resulting in the recognition of increased depreciation and amortization expense in future periods. We evaluate the recoverability of our long-lived assets (other than intangibles and deferred tax assets) in accordance with Technical Bulletin No. 33 "Accounting treatment of Property, Plant and Equipment", issued by the Chilean Association of Accountants, and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets,". Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The rules require recognition of impairment of long-lived assets in the event that the net book value of such assets exceeds the future undiscounted net cash flows attributable to such assets. Impairment, if any, is recognized in the period of identification to the extent the carrying amount of an asset exceeds the fair value of such asset.

Derivatives

The Company uses derivatives in the normal course of business to manage its exposure to fluctuations in foreign currency denominated assets and liabilities. By policy, the Company does not enter into such contracts for trading purposes or for the purpose of speculation. The Company accounts for derivatives on the consolidated financial statements at fair value in accordance with Technical Bulletin No. 57 "Accounting for Derivatives" of the Chilean Association of Accountants and Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted, incorporating FASB Statements No. 137, 138 and 149". Fair values are based on quoted market prices or, if not available, on internally developed pricing models fed by independently obtained market information. However, market information is often limited or in some instances not available. In such circumstances management applies its professional judgment. Notwithstanding the level of subjectivity inherent in determining fair value, we believe our estimates of fair value are adequate. The use of different models or assumptions could lead to changes in our reported results.

U.S. GAAP Reconciliation

We prepare our audited consolidated financial statements in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. See Note 32 to our audited consolidated financial statements for a description of the material differences between Chilean GAAP and U.S. GAAP, as they relate to us and our consolidated subsidiaries, reconciliation to U.S. GAAP of net income and shareholders' equity and a discussion of new accounting rules under U.S. GAAP. The following table sets forth net income and shareholders' equity for the years ended December 31, 2002, 2003 and 2004 under Chilean GAAP and U.S. GAAP:

	Year Ended December31,
	2002	2003	2004
	(in millions of constant Ch$ as of December 31, 2004)
Net income (Chilean GAAP)	(41,572)	(17,153)	8,512
Net income (U.S. GAAP)	(45,180)	(20,152)	9,579
Shareholders' equity (Chilean GAAP)	102,705	151,258	158,513
Shareholders' equity (U.S. GAAP)	88,546	134,097	143,918

Significant differences exist between our net income and shareholders' equity under Chilean GAAP as presented in Note 32 to our audited consolidated financial statements. The differences are primarily in the context of the accounting treatment for Revaluation of property, plant and equipment, Deferred income taxes, Goodwill, Employee severance indemnities, Reversal of impairment loss for Chilean GAAP,

Liquidity and Capital Resources

The Company generally finances its activities with funds generated by its operations, short-term financing and, from time to time, long-term bond issuances and bank loans. On December 31, 2004, the Company's total financial indebtedness was Ch$158,462 million (US$284.3 million). With respect to the Company's financial bank and public debt, its total short-term financial indebtedness (including the short-term portion of long-term obligations) was Ch$27,319 million (US$49.0 million), and its long-term financial indebtedness was Ch$92,841 million (US$166.6 million). With respect to the Company's other financial indebtedness, its short-term liabilities were Ch$24,706 million (US$44.3 million) and its long-term liabilities were Ch$13,596 million (US$24.4 million). In the Company's opinion, the working capital is sufficient for the Company's present requirements.

Short Term Financing

At December 31, 2004, the Company's short-term financial indebtedness (excluding the short-term portion of its long-term indebtedness obligations) was Ch$17.610 million (equivalent to US$31.6 million at the Ch$557.4 to US$1.00 Observed Exchange Rate for December 31, 2004).

At March 31, 2005, the Company's total short-term financial indebtedness (excluding the short-term portion of its long-term indebtedness obligations) was Ch$30,147 million (equivalent to US$51.5 million at the Ch$585.93 to US$1.00 Observed Exchange Rate for March 31, 2005). This amount includes various short-term obligations with more than 36 different banks, 15 of them in Chile and the rest in other countries, primarily in Latin America.

The Company's total remaining short-term loans are not committed to credit lines and do not require the Company to comply with financial covenants. The Company generally uses these loans for the financing of trade transactions, working capital and other general corporate purposes. The Company experiences no seasonality of borrowing requirements.

Bonds

On May 1, 2004, the Company paid the entire outstanding principal of UF 1,377,000 (equivalent to Ch$23,227 million-historical or US$ 37.2 million) and interest of UF 42,045 (equivalent to Ch$709 million-historical or US$1.2 million) on its Series C bonds.

On June 15, 2004, the Company made scheduled payment on its Series bonds, of which UF 91,719 (equivalent to Ch$1,557 million-historical) represented principal payments while UF 74,559 (equivalent to Ch$1,265 million-historical) represented interest payments.

On December 15, 2004, the Company prepaid its Series A bonds primarily with the proceeds obtained from the issuance of its 7 year Series D bonds in December 2004, and the remaining balance from cash. The prepayment amounted to UF 1.97 million (equivalent to Ch$34,634 million or US$62.13 million), of which UF 1.9 million corresponds to a capital payment and UF 0.07 million corresponds to an interest payment. The Series D bond issuance amounted to UF1.8 million.

At December 31, 2004, the Company had Series D bonds outstanding, issued locally at a UF (Unidad de Fomento, an indexed Chilean currency) + 5.0% interest rate and which amounted to Ch$31,260 million (equivalent to US$56.1 million at the Ch$557.4 to US$1.00 Observed Exchange Rate for December 31, 2004). The term was 7 years.

The total amount of bonds outstanding on March 31, 2005 was Ch$31,429 million (equivalent to US$53.6 million at the Ch$585.93 to US$1.00 Observed Exchange Rate for March 31, 2005).

As of December 31, 2004 and for the first quarter 2005, the Company was in compliance with all of its financial covenants.

Medium-Term and Long-Term Bank Loans

The Company's consolidated medium-term and long-term financial indebtedness with banking institutions (including the short-term portion of these loans) outstanding at December 31, 2004 was approximately Ch$87,994 million (equivalent to US$157.9 million at the Ch$557.4 to US$1.00 Observed Exchange Rate for December 31,2004).

On March 4, 2003, the Company paid 30% of its bank debt, pursuant to agreements with certain financial creditors with banks dated as of December 18, 2002. This debt with financial institutions included short-, medium- and long-term indebtedness. Seventy percent of the remaining bank debt with such creditors was rescheduled over 7 years, with a grace period of 3 years. The Company made additional prepayments of US$9.9 million (equivalent to 10.3% of the outstanding debt) and US$5 million (equivalent to 5.5% of the outstanding debt) on April 9, 2003, and on March 4, 2005, respectively. The Company's medium-term and long-term bank debt (including the short-term portion of these loans) outstanding at March 31, 2005 was approximately Ch$58,998 million (equivalent to US$100.6 million at the Ch$585.93 to US$1.00 Observed Exchange Rate for March 31, 2005).

At December 31, 2004, the Company's subsidiary Alusa had a 5 year syndicated loan agreement with Banco de Chile and Banco del Estado for a total amount of UF 300,000 (equivalent to US$9.3 million at the Ch$557.4 to US$1.00 Observed Exchange Rate for December 31, 2004), with bi-annual payments. The principal provisions include a maximum leverage ratio of 0.7 times equity and a minimum equity of ThUF 1.765 (equivalent to US$54.7 million at the Ch$557.4 to US$1.00 Observed Exchange Rate for December 31,2004). At December 31, 2004, the Company was in compliance with all of these covenants.

At December 31, 2003, the Company's subsidiary, Indalum S.A., obtained a syndicate loan agreement with Banco de Chile, Banco de Crédito e Inversiones, Banco del Estado and Banco Security for an amount of approximately Ch$8,400 million, of which Ch$6,720 million replaced short term debt. During 2004 Indalum amortised about Ch$1,690, so at December 31, 2004 the debt was reduced to Ch$6,710. The main conditions that the company must comply with are: a) no guarantees can be given to third parties; b) a maximum consolidated leverage of 1.2 times equity; c) restrictions on dividend payments to a maximum of 30% of annual net income; and d) a minimum capital equivalent to UF 1.630.000.

For additional discussion regarding the covenants corresponding to the Company's various credit facilities, see Note 22 to the Company's Consolidated Financial Statements. Apart from those restrictions set forth in Note 22 to the Company's Consolidated Financial Statements, there are no material restrictions, either legal or economic, that would limit our ability to transfer funds from our subsidiaries to us.

The Company's Compliance with Financial Covenants and its Refinancing Plan

Based on the Company's results for the period ended December 31, 2001, the Company was in default for non-compliance with several of the financial covenants of its Series B bonds. On April 9, 2002, an agreement was reached with holders of the Company's Series B bonds to amend the indenture under which such bonds were issued. This amendment required that the Company complete a series of initiatives including a capital increase of at least US$60 million by September 30, 2002, and the inclusion prior to October 9, 2002 of certain of the new Series B bond covenants in the terms of the Company's Series A bonds and Series C bonds.

In January 2002, the Company began implementing a financial restructuring plan which included a capital increase and the payment, refinancing and capitalization of certain outstanding indebtedness.

During 2004 and the first quarter 2005, the Company has been in compliance with all financial and non-financial covenants required by the banks and bondholders.

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

Rating agencies evaluate Madeco's common shares and its debt. From 2002 to 2004, Fitch Chile Clasificadora de Riesgo Ltda. ("Fitch Chile") and Feller Rate Clasificadora de Riesgo Limitada ("Feller") have published ratings related to the financial standing of certain of Madeco's debt instruments and shares.

Since October, 2004, Feller has classified the Company's debt as BBB- and its shares as First Class while as of May 6, 2005, Fitch Chile has also classified the Company's debt as BBB- and its shares as First Class.

As a result of this better financial classification of the Company's debt and equities securities, as of October 2004, the Risk Classification Commission authorized the Chilean Pension funds to invest in the Company's debt and equity securities without special restrictions.

Financial Instruments Used for Hedging Purposes

For information on the Company's use of financial instruments for hedging purposes, see "Item 5. Operating and Financial Review and Prospects - Critical Accounting Policies and Estimates - Derivatives", and Note 27 to the Company's Consolidated Financial Statements.

Contractual Obligations and Commercial Commitments

The following table summarizes the Company's financial obligations, their expected maturities as of December 31, 2004 and the effect such obligations are expected to have on the Company's liquidity and cash flow in the periods indicated:

Contractual Obligations Due by Period (in Ch$ million)
Contractual Obligations	Total	< 1 year	1-3 years	3-5 years	> 5 years
Short-Term and Long-Term Debt	143,899	51,033	31,218	36,059	25,589
Capital Lease Obligations	6,846	906	1,399	974	3,567
Operating Leases	364	154	210	0	0
Other Long-Term Obligations	2,852	1,829	1,023	0	0
Severance Indemnities	4,997	2,483	967	103	1,444
Total Contractual Obligations	158,958	56,405	34,817	37,136	30,600

At December 31, 2004, the Company had standby letters of credit amounting to Ch$6,117 million with a number of lending institutions. The majority of these contingent commitments are payable within the upcoming 12 month period.

Liquidity

As of March 31, 2005, the Company had Ch$6,429 million in cash, time deposits and marketable securities. The Company's total short-term indebtedness with banks and financial institutions amounted to Ch$30,147 million, Ch$4,309 million of the current portion of long-term bank debt, Ch$4,273 million of the current portion of long-term bond debt, Ch$865 million in other loans, Ch$23,373 million in various accounts and notes payable and Ch$501 million in payables to related parties. Long-term indebtedness (excluding the current portion thereof) included Ch$60,807 million of long-term obligations with banks, Ch$27,156 million of long-term bond obligations Ch$5,720 million of long-term accounts and notes payable and Ch$7,579 million of payables to related parties.

As of December 31, 2004, the Company had Ch$7,107 million in cash, time deposit and marketable securities. The Company's total short-term indebtedness with banks and financial institutions amounted to Ch$17,610 million, Ch$4,885 million of the current portion of long-term bank debt, Ch$3,918 million of the current portion of long-term bond debt, Ch$906 million in other loans, Ch$24,358 million in various accounts and notes payable and Ch$348 million in payables to related parties. Long-term indebtedness (excluding the current portion thereof) included Ch$65,498 million of long-term obligations with banks, $27,342 million of long-term bond obligations, Ch$5,965 million of long-term accounts and notes payable and Ch$7,631 million of payables to related parties.

As of December 31, 2003, the Company had Ch$24,748 million in cash, time deposits and marketable securities. The Company's total indebtedness, including accrued interest, amounted to Ch$201,072 million. Short-term indebtedness included Ch$16,635 million of short-term obligations to banks and financial institutions, Ch$5,441 million of the current portion of long-term bank debt, Ch$27,581 million of the current portion of long-term debt to the public, Ch$702 million in other loans, Ch$18,430 million in various accounts and notes payable and Ch$491 million in payables to related parties. Long-term indebtedness (excluding the current portion thereof) included Ch$69,170 million of long-term obligations to banks, Ch$31,363 million of long-term obligations to the public, Ch$6,788 million of long-term accounts and notes payable and Ch$7,642 million of payables to related parties.

Cash Flow

At December 31, 2004, the Company had cash and cash equivalents totaling Ch$12,872 million versus Ch$5,557 million at December 31, 2003 and Ch$8,032 million at December 31, 2002.

The Company's cash flows from operating, investing and financing activities, as reflected in the Consolidated Financial Statements of Cash Flows, are summarized in the following table:

Cash Flow*	2002	2003	2004
Cash provided by (used in):
Operating activities	12,834	(5,825)	4,751
Financing activities	(3,287)	34,213	(22,592)
Investing activities	(5,749)	(31,275)	24,514
Effect of inflation on cash	(506)	412	642
Net change in cash and cash equivalents	3,292	(2,475)	7.315
Cash and cash equivalents at the beginning of year	4,740	8,032	5,557
Cash and cash equivalents at the end of the year	8,032	5,557	12,872

(*) Amounts are stated in million of Chilean pesos as of December 31, 2004

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

Most of the funds obtained in 2003 through the Company's financing activities were related to a capital increase conducted during that same year. A large portion of these funds were then invested in short-term security investments. During 2004, part of these short-term security investments (Ch$24,514 million) were liquidated and used to finance payments on the Company's Series C bonds (Ch$ 23,936 million-historical).

The following table summarises the Company's assets as well as the scheduled maturities of the Company's debt as of December 31, 2004:
	At December 31, 2004 (in Ch$ million)
	Expected Maturity Date
	2005	2006	2007	2008	2009	2010 & beyond	TOTAL	FAIR VALUE
ASSETS
Fixed Rate
Time Deposits (Non-Indexed Ch$)	296	0	0	0	0	0	296	296
Average Interest Rate (%)	1.20%						1.20%
Time Deposits (US$)	3,773	0	0	0	0	0	3,773	3,773
Average Interest Rate (%)	1.86%						1.86%
Marketable securities (Non-Indexed Ch$)	44	0	0	0	0	0	44	44
Average Interest Rate (%)	2.52%						2.52%
Other assets (Non-Indexed Ch$)	5,765	0	0	0	0	0	5,765	5,765
Average Interest Rate (%)	3.06%						3.06%

V
DEBT
Fixed Rate
Bank Debt (UF)	1,681	0	0	0	0	0	1,681	1,681
WAIR (%)(1)	2.18%						2.18%
Bank Debt (US$)	11,044	0	0	0	0	0	11,044	11,044
WAIR (%) (1)	4.07%						4.07
Bank Debt (Non-Indexed Ch$)	1,243	0	0	0	0	0	1,243	1,243
WAIR (%)	3,86%						3,86%
Bank Debt (BRL)	5,579	0	0	0	0	0	5,579	5,579
WAIR (%)	21.21.%						21.21%
Bank Debt (ARS)	9	0	0	0	0	0	9	9
WAIR (%)	9.00%						9.00%
Bank Debt (other currencies)	1,026	0	0	0	0	0	1,026	1,026
WAIR (%)	16.75%						16.75%
Bonds (UF)	3,918	4,020	4,221	4,432	4,653	10,016	31,260	31,919
WAIR (%)	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%
Bank Debt (UF)	826	0	0	0	0	0	826	826
WAIR (%)	4.03%						4.03%
Bank Debt (Non-Indexed Ch$)	77	0	0	0	0	0	77	77
WAIR (%)	5.00%						5.00%
Bank Debt (US$)	2	0	0	0	0	0	2	2
WAIR (%)	8.10%						8.10%
Dividends payable (Non-Indexed Ch$)	3	0	0	0	0	0	3	3
WAIR (%)	0.00%						0.00%
Accounts payable (Non-Indexed Ch$)	7,111	0	0	0	0	0	7,111	7,111
WAIR (%)	0.00%						0.00%
Accounts payable (UF)	22	0	0	0	0	0	22	22
WAIR (%)	0.00%						0.00%
Accounts payable (US$)	5,162	0	0	0	0	0	5,162	5,162
WAIR (%)	0.00%						0.00%
Accounts payable (EUR)	113	0	0	0	0	0	113	113
WAIR (%)	0.00%						0.00%
Accounts payable (ARS)	249	0	0	0	0	0	249	249
WAIR (%)	0.00%						0.00%
Accounts payable (SOL)	28	0	0	0	0	0	28	28
WAIR (%)	0.00%						0.00%
Accounts payable (other currencies)	27	0	0	0	0	0	27	27
WAIR (%)	0.00%						0.00%
Notes payables (Non-Indexed Ch$)	84	0	0	0	0	0	84	84
WAIR (%)	0.00%						0.00%
Notes payables (US$)	6,650	5	0	0	0	0	6,655	6,655
WAIR (%)	0.08%	12.25%					0.09%
Notes payables (ARS)	41	0	0	0	0	0	41	41
WAIR (%)	0.00%						0.00%
Notes Payables (BRL)	2,385	0	0	0	0	0	2,385	2,385
WAIR (%)	0.00%						0.00%
Sundry Creditors (UF)	2	700	514	480	494	3.567	5,757	5,757
WAIR (%)	0.00%	3,58%	3,58%	2,77%	2,77%	2,77%	2.94%	2.86%
Sundry Creditors (Non-Indexed Ch$)	61	81	49	0	0	0	191	191
WAIR (%)	0.00%	5,00%	5,00%				0.00%	4.14%
Sundry Creditors (US$)	2,175	72	2	0	0	0	2,249	2,249
WAIR (%)	0.58%	2,53%	2,53%				0.65%	0.71%
Sundry Creditors (ARS)	14	0	0	0	0	0	14	14
WAIR (%)	0.00%						0.00%
Sundry Creditors (BRL)	9	0	0	0	0	0	9	9
WAIR (%)	0.00%						0.00%
Sundry Creditors (SOL)	225	0	0	0	0	0	225	225
WAIR (%)	0.00%						0.00%
Due to related companies (Non-Indexed Ch$)	269	0	0	0	0	0	269	269
WAIR (%)	0.00%						0.00%
Provisions and Withholdings (UF)	1,522	48	34	28	33	628	2,293	2,293
WAIR (%)	0.00%	5,48%	7,00%	7,00%	7,00%	7,00%	2.30%	4.84%
Provisions and Withholdings (Non-Indexed Ch$)	4,286	140	24	20	23	817	5,310	5,310
WAIR (%)	0.00%	1,03%	7,00%	7,00%	7,00%	6,48%	1.09%	3.25%
Provisions and Withholdings (US$)	642	0	0	0	0	0	642	642
WAIR (%)	0.00%						0.00%
Provisions and Withholdings (ARS)	849	349	0	0	0	0	1,198	1,198
WAIR (%)	0.00%	0.00%					0.00%
Provisions and Withholdings (BRL)	2,238	944	0	0	0	0	3,181	3,181
WAIR (%)	0.00%	0.00%					0.00%
Provisions and Withholdings (SOL)	759	0	0	0	0	0	759	759
WAIR (%)	0.00%						0.00%
Provisions and Withholdings (other currencies)	0.3	6	0	0	0	0	7	7
WAIR (%)	0.00%	0.00%					0.00%
Unearned income (Non-Indexed Ch$)	99	0	0	0	0	0	99	99
WAIR (%)	0.00%						0.00%
Unearned income (ARS)	5	0	0	0	0	0	5	5
WAIR (%)	0.00%						0.00%
Unearned income (SOL)	3	0	0	0	0	0	3	3
WAIR (%)	0.00%						0.00%
Unearned income (US$)	32	0	0	0	0	0	32	32
WAIR (%)	0.00%						0.00%
Other liabilities (Non-Indexed Ch$)	117	0	0	0	0	0	117	117
WAIR (%)	0.00%						0.00%
Other liabilities (ARS)	370	922	0	0	0	0	1,292	1,292
WAIR (%)	0.00%	0.00%					0.00%
Other liabilities (BRL)	663	0	0	0	0	0	663	663
WAIR (%)	0.00%						0.00%
Variable Rate
Bank Debt (UF)	1,441	6,471	8,309	9,747	10,919	11,442	48,330	48,330
Interest Rate Based on	Tab	Tab	Tab	Tab	Tab	Tab	Tab
WAIR (%)	4.25%	3.70%	3.42%	3.54%	3.21%	3.21%	3.41%
Bank Debt (US$)	213	3,412	3,759	2,365	3,942	4,131	17,822	17,822
Interest Rate Based on	Libor	Libor	Libor	Libor	Libor	Libor	Libor
WAIR (%)	4.19%	3.87%	3.91%	4.26%	4.26%	4.26%	4,11%
Bank Debt (Non-Indexed Ch$)	258	251	750	0	0	0	1,259	1,258
Interest Rate Based on
WAIR (%)	1.31%	1.31%	1.31%				1.31%
Due to related companies (UF)	79	0	0	0	0	7,631	7,710	7,710
Interest Rate Based on	Tab					Tab
WAIR (%)	3,21%					3.21%	3.21%

(1) WAIR = Weighted Average Interest Rate

Capital Expenditures

The investment and financing policy for the current year was presented during the Annual Shareholders' Meeting that was held on April 26, 2005. This policy requires that the Company's investment levels shall be at the levels necessary to sustain its business and operations.

The Company's capital expenditure plans amount to Ch$17,926 million for the period 2005 to 2007, and are broken down as follows:

Business Unit	2005	2006-2007	Total
Wire & Cable	2,917	5,335	8,252
Brass Mills	1,336	2,978	4,314
Flexible Packaging	1,198	3,144	4,342
Aluminum Profiles	605	413	1,018
Total	6,056	11,870	17,926

Wire & Cable Unit. The Company's expected investments for the Wire & Cable business unit include a total Ch$8,252 million over the next three years, including the continuation of the ERP implementation of SAP in Brazil, acquisition of machinery and equipment in Peru and Chile.

Brass Mills Unit. The Company's investment plans for the Brass Mills unit amount to Ch$4,314 million, which includes machinery and equipment primarily for its plant facility in Chile.

Flexible Packaging Unit. Planned capital expenditures for the Company's Flexible Packaging unit total Ch$4,342 million which includes machinery and equipment in Chile and Argentina.

Aluminum Profiles Unit. Planned capital expenditures for the Aluminum unit amount to Ch$1,018 million and primarily include machinery and equipment to be used in the plant facility.

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

Research and Development, Patents and Licenses

The Company does not own any patents, licenses to technology, copyright or other intellectual property, nor is it involved in any research and development. In addition, the Company has not incurred any research and development expenses during the three year period immediately preceding the date of this Annual Report.

Trends

In 2004, Madeco successfully implemented the first phase of its Business Plan and is in process of completing the second phase. This Business Plan is spearheaded by the management team that was established in 2002 and is divided in two critical phases. The first phase focused on restructuring the Company's debt and capital position while the second phase is geared towards maximizing the Company's return on asset through improvements in both its production and commercial activities in the main markets where it operates. As a result of the successful implementation of this Business Plan, the Company was able to reverse 5 consecutive years of losses during 2004 and achieve a net profit of Ch$8,512 million. The Company believes that the full implementation of its Business Plan will continue to have a positive impact on its profitability at the operating level. Notwithstanding the successful implementation of this Business Plan to-date, the Company continues to be threatened by possible macro economic conditions in the main markets where it operates, which could adversely affect its investments. For additional discussion see Item 3. "Key Information - Risk Factors."

Wire & Cables

In Chile the Company expects that growth in the wire and cables industry will be driven by increased demand from the expansion in the construction as well as the energy distribution network sectors. In Brazil the Company's growth will be driven by the overall economic condition of the country and by the increased demand of special cables and aluminum cables for transmission lines and distribution of energy. In Peru, the Company expects to increase its sales volume demand for medium voltage cables and its demand from the growing telecom industry. In Argentina, the Company expects that investment in the country will increase as long as the government successfully restructures its public debt. Madeco continues to actively seek participation attempt to participate in the commercialisation of speciality cables in the world market, which are higher value added products, such as cables for industrial use and for the shipping industry.

PBS

Although in Chile, the Company expects its demand for copper tubes to increase in line with the growth of the country's GDP, it nevertheless believes that competition from local producers and foreign competitors will also increase. Additionally, the Company expects to focus its marketing efforts towards the penetration of new foreign markets, particularly in the industrial pipes sector and in this manner mitigate its dependence on the construction sector. In Argentina, the Company expects that sales will be principally driven by increasing demand from the industrial sector.

Flexible Packaging

In the Chilean flexible packaging industry segment, management will continue focusing its growth expectations on the export market, with special emphasis on retorts pouch products. While the price for raw materials have increased and may continue to do so in the future, the Company believes that these cost increases can be passed along to its customers, at least in the medium term, as prices increase. In Argentina, the Company expects the local market to continue its trend of recovery. In 2005, the Company will continue to focus its growth expectations towards the export markets particularly in those markets where the Company has a competitive advantage such as Brazil and the United States.

Aluminum Profiles

The Company expects a very positive scenario for this business segment triggered by demand in the construction sector. Nevertheless, the Company believes that competition from foreign competitors operating at marginal costs will put pressure on prices and margins during 2005.

Off-Balance Sheet Arrangements

The Company did not have any off-balance sheet arrangements as of December 31, 2004.

ITEM 6. Directors, Senior Management and Employees

Directors

During the Company's Annual Shareholders' Meeting held on April 26, 2005, the Company's Board of Directors was elected for a period of 3 years.

The following table sets out the current membership of the Board of Directors and each member's position on the Board, year of birth, year of initial election to the Board, and other directorships:

Director	Position	Born	First Elected	Other Directorships
Guillermo Luksic Craig (1) (4)	Chairman	1956	1984

Chairman, Compañía Cervecerías Unidas S.A.

Chairman, Compañía Telefónica del Sur S.A.

Chairman, Quiñenco S.A.

Chairman, LQ Inversiones Financieras S.A.

Director, Banco de Chile(2)

Director, Industria Nacional de Alimentos S.A.

Jean-Paul Luksic Fontbona (1) (4)	Vice-Chairman	1964	1985

Chairman, Compañía Minera El Tesoro S.A.

Chairman, Minera Los Pelambres Ltda.

Chairman, Minera Michilla S.A.

Vice-Chairman, Antofagasta Plc.

Vice-Chairman, Antofagasta Railway Company Plc.

Director, Antofagasta Minerals S.A.

Director, Quiñenco S.A.

Andronico Luksic Craig (1)	Director	1954	1980	Vice-Chairman, Banco de Chile(3) Vice-Chairman, Quiñenco S.A. Director, Compañia Cervecerias Unidas S.A. Director, Industria Nacional de Alimentos S.A.
Hernán Büchi Buc	Director	1949	1994

Chairman, Industria Nacional de Alimentos S.A.

Director, Quiñenco S.A.

Director, Soquimich S.A.

Director, Falabella S.A.

Director, Pilmaiquén S.A.

Director, P&S S.A.

Director, Alto Palermo S.A.

Director, Metalpar S.A.

Advisor, Compañia Cervecerías Unidas S.A.

Alessandro Bizzarri Carvallo (2)	Director	1961	2000	Director, Agrícola El Peñón S.A. Director, Editorial Trineo S.A. Director, Inversiones y Bosques S.A. CEO, Comatel S.A.
Eugenio Valck Varas (2) (3)	Director	1949	2001	Director, VK Consultores S.A. Director, Cintac S.A.
Felipe Joannon Vergara (2) (4)	Director	1959	2001	Chairman, Viña Tabalí S.A. Director, Alusa S.A. Director, Habitaria S.A. Director, LQ Inversiones Financieras S.A.
Oscar Ruiz-Tagle Humeres (4)	Honorary Chairman	1920	1970	Chairman, Alusa S.A. Chairman, Comatel S.A.

(1) Guillermo Luksic Craig, Andronico Luksic Craig and Jean Paul Luksic Fontbona are brothers.

(2) The Company's Audit Committee includes Alessandro Bizzarri Carvallo, Felipe Joannon Vergara and Eugenio Valck Varas.

(3) Mr. Eugenio Valck Varas was elected as a new Director at the Annual Shareholders' Meeting held on April 24, 2001 and reelected in April 2005. Mr. Valck is independent from the controlling shareholder.

(4) Mr. Oscar Ruiz-Tagle Humeres resigned on July 24, 2001 and on that same day was nominated as an Honorary Chairman of the Board. Mr. Guillermo Luksic Craig was nominated as the new Chairman of the Board; in his replacement as Vice-Chairman, Mr. Jean Paul Luksic Fontbona was elected. In addition, Mr. Felipe Joannon Vergara was elected as a new Director. The entire Board of Directors was reelected at the Annual Shareholders' Meeting held in April 2005, for a three-year period pursuant to the Company's bylaws.

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

The following table sets out the current executive officers of the Company and each officer's position, the month and year since each officer holds the position and the month and year in which each officer joined the Company:

Executive Officers	Position	Position Held Since	Joined Madeco
Tiberio Dall'Olio	Chief Executive Officer	Oct. 2002	Oct. 2002
Jorge Tagle	Chief Financial Officer	Oct. 2002	Oct. 2002
Enrique Sotomayor	Legal Counsel and Secretary of the Board (1)	Sep. 1974	Sep. 1974
Julio Cordoba	Director of Operations Chile	Oct. 2002	Oct. 2002
Giampiero Genesini	Corporate Director of Operations	Oct. 2002	Oct. 2002
Marcelo Valdivia	Business Unit Manager: Flexible Packaging	Feb. 2002	July 1986
Mario Puentes	Business Unit Manager: Aluminum Profiles	Oct. 1999	Oct. 1999
Agilio Leao de Macedo Filho	Chief Executive Officer Ficap	July 2004	July 2004
Juan Enrique Rivera	Chief Executive Officer Indeco	Jan. 1996	June 1995
Sady Herrera	Chief Executive Officer Decker-Indelqui	May 2002	July 2000

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

Jorge Tagle (born 1969). Mr. Jorge Tagle has served as Chief Financial Officer of Madeco S.A. since October 2002. His previous work experience includes: Quiñenco S.A. (1999-2002), Corpgroup (1998-1999), Citicorp (1994-1996) and Soquimich (1993-1994).. He received his degree in Civil Industrial Engineering from the Universidad Católica de Chile and his MBA from the Wharton School of the University of Pennsylvania.

Enrique Sotomayor (born 1945). Mr. Enrique Sotomayor has served as legal counsel and secretary of the Board of Directors since 1986. Prior to joining Madeco, he practiced law at: Leonidas Montes Asociados (1967-69); Singer Sewing Machine Corp. (1970-3); and A.A.P. Ahorromet (1973-4). He received his law degree at the Universidad de Chile.

Julio Córdoba (born 1947). Mr. Córdoba joined the Company in October 2002 and was appointed as Director of Operations in Chile. His previous work experience includes: Plásticos Ecológicos Ltda. (1999-2001), Aceros del Pacífico S.A. (1998), Lloreda Productores de Acero S.A. (1997), Cables de Energía y Telecomunicaciones S.A. (1992-96), Ceat General de Colombia S.A. (1984-92), Madeco S.A. (1980-83), Ceat General de Colombia S.A. (1974-79), Industrias Metálicas de Palmira S.A. (1971-73).

Giampiero Genesini (born 1941). Mr. Genesini has been the Company's Corporate Director of Operations since October 2002. His principal previous work experience includes: Pirelli (1997-2000); Palazzo Cavi (1995-1997); Fercable (1991-1995); Teleco Cavi (1985-1990); Industrias Lora S.A. (1961-1984).

Marcelo Valdivia (born 1961). Mr. Marcelo Valdivia joined the Company in July 1986 and was appointed Business Unit Manager of the Flexible Packaging unit in February 2002. His prior work experience includes Polymer S.A. (1985-86). He received his degree in Civil Industrial Engineering from the Universidad de Chile and his post-degree in Business Administration from the Universidad Adolfo Ibañez.

Mario Puentes (born 1948). Mr. Mario Puentes joined the Company in October 1999 as the Business Unit Manager for the Aluminum Profiles unit. His previous work experience includes: Compañía de Acero del Pacífico (1971-5); Oficina Consultora RFA Ingenieros Ltda. (1975-7); Forestal S.A. (1977-9); Watt's Alimentos S.A. (1979-81); Compañía Cervecerías Unidas S.A. (1981-7); Citibank N.A. (1987-89); and Vidrios Lirquén S.A. (1990-5). Immediately prior to joining the Company, Mr. Puentes worked for 4 years as an independent consultant (1995-9) in various industries. He received his degree in Civil Industrial Engineering from the Universidad de Chile and his Masters of Science from theUniversity of Strathclyde, United Kingdom.

Agilio Macedo (born 1947). Mr. Agilio Macedo joined the Company in July 2004 as the Chief Executive Officer of Ficap S. A., the Company's wholly owned Brazilian affiliate. His previous work experience includes: Master Mind Consultoria Ltda. (2002-2004); Aracruz Celulose S. A. (1995-2002); Courtaulds International Ltda. (1991-1995); Associados em Finanças e Investimentos Ltda.(1987-1991); Cia Fiat Lux (1983-1986); Xerox do Brasil S. A. (1976-1983) and Cummins Engine Co. (1974-1976) He received his degree in Civil Engineering from the University of Paraná and Masters in Business Administration from the Stanford University Business School.

Juan Enrique Rivera (born 1942). Mr. Juan Enrique Rivera joined the Company in 1995 and was appointed Chief Executive Officer of Indeco S.A. in January 1996. His previous work experience includes: Decker-Indelqui (1995), Phelps Dodge Cable Operation in Chile - Cocesa (1979-1995), Industrias Electrónicas del Perú S.A. (1973-1979), Mellafe y Salas S.A. - Planta Arica (1968-1973). He received his degree in Electrical Engineering fron the University of Chile.

Sady Herrera (born 1957). Mr. Sady Herrera joined the Company in July 2000 and was appointed Deker-Indelqui's Chief Executive Officer in May 2002. His previous work experience includes: Coresa Argentina S.A. (1998-2000), Empresas Torre S.A.(1986-1997), Armada de Chile (1979-1985). He received his degree in Naval Engineering from the Academia Politécnica Naval de Viña del Mar and his post-degree in Economics and Administration from the Universidad Católica de Chile.

Compensation

For the year ended December 31, 2004, the aggregate amount of compensation paid by the Company to all directors was Ch$85 million and to all executive officers was Ch$3,191 million. The Company does not disclose to its shareholders or otherwise make public information as to the compensation of its individual executive officers. The Company does not maintain any pension plans or retirement programs for its directors or executive officers.

On October 27, 2004, Madeco's Board of Directors approved the renewal of the employment agreements of the Company's Chief Executive Officer, Tiberio Dall'Olio, and the Director of Operations of Madeco-Chile, Julio Córdoba, which were originally hired for a two-year period in October 2002, for an additional two-year period. In addition, the Board of Directors approved the renewal of the employment agreement for the Company's Corporate Director of Operations, Giampiero Genesini, who was also hired for a two-year period in October 2002, for an additional one-year period. These executives were issued new options on May 20, 2005 to subscribe for shares in Madeco pursuant to the compensation plans established in the Extraordinary Shareholders Meeting held on November 14, 2002 and approved by the Board on January 25, 2005. The Subscription price for these new shares will be Ch$60 per share, as determined in the Extraordinary Shareholders Meeting of December 22, 2004.

The Board of Directors agreed to offer subscription options at Ch$60 per share to the executives as follows:

  Chief Executive Officer, Tiberio Dall'Olio, 100,000,000 shares, with the provision that the option be exercised between September 30 and November 30, 2006.
  The Director of Operations in Chile, Julio Córdoba, 20,000,000 shares; with the provision that the option be exercised between September 30 and November 30, 2006.
  The Corporate Director of Operations, Giampiero Genesini, 10,000,000 shares, with the provision that the option be exercised between September 30 and November 30, 2006.

During the last quarter of 2004, Madeco's key executives exercised stock options in accordance with the Company's stock incentive program. Madeco's total outstanding subscribed and paid shares increased from 4,259,045,163 shares to 4,441,192,887 shares. As a result, Quiñenco's interest in Madeco decreased from 53.4% to 51.2%.

There is an annual performance-based bonus program for executive officers. One of the officers, Indalum's Chief Executive Officer, receives monthly payments of Ch$2 million in addition to his normal salary. At the end of the year, these payments are then deducted from the performance-based bonus.

Each year, the Board of Directors submits a proposal regarding compensation of its members to the shareholders, who generally approve the Board's proposal at the annual ordinary shareholders' meeting. The following table sets forth the total compensation paid by the Company and its subsidiaries to each director of the company for services rendered in 2004 in thousands of Chilean pesos:

Director	2004
Guillermo Luksic Craig (1)	2,085
Andronico Luksic Craig (1)	569
Jean-Paul Luksic Fontbona (1)	1,329
Hernan Büchi Buc	2,085
Alessandro Bizzarri Carvallo	7,094
Felipe Joannon Vergara	8,636
Eugenio Valck Varas	6,907
Oscar Ruiz-Tagle Humeres (2)	56,216
Total	84,921

    Guillermo Luksic Craig, Andronico Luksic Craig and Jean Paul Luksic Fontbona are brothers.
    Mr. Oscar Ruiz-Tagle Humeres resigned on July 24, 2001 and on that same day was nominated as an Honorary Chairman of the Board.

Board Practices

Director's Service Contracts

The current term of office for each director expires in 2008. There are no service contracts among any of the directors and Madeco S.A. providing for benefits upon termination of employment.

Audit Committee

According to Chilean Corporations Law, the boards of directors of corporations whose market capitalization reaches or exceeds UF1.5 million (as of May 31, 2005, approximately US$44.8 million) shall designate an audit committee (the "Audit Committee"). If the market capitalization falls below this threshold, there is no obligation to designate an Audit Committee. However, corporations which do not reach the threshold may voluntarily assume Audit Committee obligations, in which case they shall strictly follow the provisions of the Law.

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
  to propose to the Board of Directors the independent accountants and the risk rating agencies, which the Board must then propose to the shareholders. Should the Board disagree with the Audit Committee's proposal, the Board shall be entitled to make its own proposal, submitting both proposals to the shareholders for their consideration;
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

The members of the Audit Committee shall be remunerated. The amount of such remuneration shall be established annually by the shareholders, taking into consideration the duties that the Audit Committee members shall perform. The remuneration of the members of the Company's Audit Committee is UF15 (as of May 31, 2005, approximately US$448) per Audit Committee meeting.

The shareholders shall determine the budget of the Audit Committee and those of its advisors, and the Audit Committee shall be allowed to request the recruitment of professionals to fulfill its duties, within the limits imposed by the budget. The activities of the Audit Committee and its expenses, including its advisors', shall be included in the annual report and conveyed to the shareholders. The budget of the Company's Audit Committee and its advisors is UF2,000 per year (as of May 31, 2005, approximately US$59,716).

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

Under Chilean law there is no legal obligation to have independent directors. However, Chilean law establishes a number of principles of general applicability designed to avoid conflicts of interests and to establish standards for related party transactions. Specifically, directors elected by a group or class of shareholders have the same duties to the company and to the other shareholders as the rest of the directors, and all transactions with the company in which a director has an interest, either personally (which includes the director's spouse and certain relatives) or as a representative of a third party, require prior approval by the board of directors and must be entered into on market terms and conditions. Furthermore, such transactions must be reviewed by the Directors' Committee (as defined below) and disclosed at the next meeting of shareholders. Pursuant to NYSE rule 303A.00, Madeco may follow Chilean practices and is not required to have a majority of independent directors.

Committees. The NYSE listing standards require that listed companies have a Nominating/Corporate Governance Committee, a Compensation Committee and an Audit Committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified by the listing standards.

Under Chilean law, the only board committee that is required is the Directors' Committee, composed of three members, such committee having a direct responsibility to (a) review the company's financial statements and the independent auditors' report and issue an opinion on such financial statements and report prior to their submission for shareholders' approval, (b) make recommendations to the board of directors with respect to the appointment of independent auditors and risk rating agencies, (c) review transactions in which directors have an interest and transactions between affiliated companies, and issue a report on such transactions, (d) review the Chief Executive Officer's ("CEO") and principal executive officers, compensation policies and plans and (e) perform other duties as defined by the company's charter, by the general shareholders' meeting or by the board. A director who is a member of the Directors' Committee is "independent" if, subtracting the votes of the controlling shareholder and its affiliates from the total number of votes given in favor of such director, he or she would have been nevertheless elected. Directors elected with the votes of the controlling shareholder and its affiliates may constitute the majority of the Directors' Committee if there are not enough independent directors on the board.

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

Under Chilean law, if previously approved by shareholders at an extraordinary shareholders' meeting, up to ten percent of a capital increase in a publicly traded company may be set aside to fund equity-compensation plans for the company's employees and/or for the employees of the company's subsidiaries. Pursuant to NYSE rule 303A.00, as a foreign issuer, Madeco may follow Chilean practices and is not required to comply with the NYSE listing standards with respect to shareholder approval of equity-compensation plans.

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

Certification Requirements. Under the NYSE listing standards, Section 303A.12(a) requires that each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. Section 303A.12(b) requires that each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of Section 303A. Section 303 A.12 (c) requires that each listed company must submit an executed written affirmation regarding certain board and committee practices annually and each time a change occurs to the board or certain of its committees.

As a foreign private issuer, Madeco is required to comply with Section 303A.12(b) and (c), but is not required to comply with the certifications requirements set forth in Section 303A.12(a).

Employees

The following table breaks down the Company's total number of employees by country at December 31, 2002, 2003 and 2004 as well as at March 31, 2005:

Total Number of Employees
Country	Dec 31, 2002	Dec 31, 2003	Dec 31, 2004	March 31, 2005
Chile	1,696	1,705	1,659	1,644
Brazil	648	516	582	605
Peru	253	255	245	244
Argentina	175	233	281	295
Bolivia	16	16	1	0 (1)
Total	2,788	2,725	2,768	2,788

(1) The Company's aluminum profiles subsidiary in Bolivia, Distribuidora Boliviana Indalum S.A., ended its sales operations in June 2004. Consequently, since that date the aluminum profiles Bolivian market was directly serviced from the Chilean Madeco's subsidiary, Indalum S.A.

At December 31, 2004, a total of 1,269 employees, or 45.8% of the Company's total workforce, were represented by 17 labor unions, which represent their members in collective bargaining negotiations with the Company. Additionally, the Company had a total of 391 temporary employees who were hired for specific time periods to satisfied short-term needs. Management's relationship with the labor unions representing our employees is generally good.

During the 1999 - 2003 period, the Company implemented a series of restructuring measures in response to the continued unfavorable economic conditions within the region. As a consequence of Argentina's deep economic recession, in December 2001, the Company closed the production operations of its Argentine subsidiary Decker-Indelqui. At December 31, 2004, the Wire & Cable business unit located in Argentina was, on a non-continuous basis, partially reopened and the Brass Mills business unit facilities also located in Argentina are operating at limited capacity. Also in 2002, the Company made the strategic decision to focus solely on the fabrication of aluminum profiles and exit the curtain wall business segment. In August 2002, the Company decided to merge Armat's and the Company's administrative systems in order to improve the productivity of Armat. As part of this plan, as of January 2003, Madeco Chile is in charge of Armat'sadministrative tasks . From August 2002 to April 30, 2003, the Company reduced its workforce by 45 employees, equivalent to 22.2% of the total workforce. In June, 2004, the Company finished its aluminum profile operations in Bolivia. As of March 31, 2005, the Company had 9 employees in both Brazil and Argentina related to its optical fiber production.

The Company does not maintain any pension fund or retirement program for its employees and has no liability for the performance of governmental pension plans or any governmental pension payments to employees.

The following tables and discussion provide further information regarding the Company's total human resources by business unit at December 31, 2002, 2003 and 2004 as well as at March 31, 2005:

	Executives	Professionals	Employees	Total

December 31, 2002
Wire & Cable and Brass Mills	35	264	1,534	1,833
Flexible Packaging	9	31	552	592
Aluminum Profiles	8	36	319	363
Madeco Consolidated	52	331	2,405	2,788

December 31, 2003
Wire & Cable and Brass Mills	23	231	1,609	1,863
Flexible Packaging	9	30	551	590
Aluminum Profiles	8	30	234	272
Madeco Consolidated	40	291	2,394	2,725

December 31, 2004*
Wire & Cable and Brass Mills	32	412	1,464	1,908
Flexible Packaging	8	153	417	578
Aluminum Profiles	7	76	199	282
Madeco Consolidated	47	641	2,080	2,768

March 31, 2005
Wire & Cable and Brass Mills	32	414	1,519	1,965
Flexible Packaging	8	140	390	538
Aluminum Profiles	7	80	198	285
Madeco Consolidated*	47	634	2,107	2,788

(*) Prior to 2004, the Company presented all workers (except for Executives) as either employees or professionals based on their functional role and duties within the Company. During 2004, the Company changed its classification of its workers and only presents those workers with either a university or technical degree as "Professionals". All other employees were classified as "Employees".

Wire & Cable and Brass Mills. The following table sets forth the Company's human resources at December 31, 2004 for the Wire & Cable and Brass Mills business units. The employees are broken down by employee category and country.

Wire & Cable and Brass Mills Units: Employees at December 31, 2004
	Executives	Professionals	Employees	Total
Chile	14	134	820	968
Brazil	12	86	484	582
Peru	4	171	70	245
Argentina	2	21	90	113
Total	32	412	1,464	1,908

In Chile, the Company had 968 permanent employees and 69 temporary employees. A total of 642 employees were represented by six labor unions. On December 16, 2004, Madeco Chile reached an agreement with Unions No. 1 and No. 2 prior to the expiration of the collective bargaining agreement. The Company also reached an agreement with Union No. 3 and the non-unionized workers. Consequently, the Company and the Unions signed new contracts with a three year term, expiring on January 1, 2008. The last work stoppage in Madeco-Chile was in February 1993 and lasted 10 days. At Armat, new collective bargaining agreements were signed with Unions No. 1 and No. 2, which involved 82 and 39 workers respectively with a 2 year term. Armat's last work stoppage was in 1991 and lasted 12 days.

In Brazil, the Company had 582 permanent employees and 48 temporary employees. A total of 215 employees were represented by two labor unions, Metalurgicos do Rio de Janeiro and Metalurgicos de Campinas. Collective bargaining in Brazil is done on a statewide basis rather than on an industry-wide basis or on a company-by-company basis. Each year, the unions negotiate with their respective municipal governments to reach an agreement. The Company's last work stoppage in Brazil was in October 1997, lasting four days and involving 54 employees; currently, the Company considers its relations with all its employees to be good.

In Peru, the Company had 245 permanent employees and 95 temporary employees, none of which were members of labor unions, in 2004. The Company has experienced no strikes in Peru since 1993.

In Argentina, the Company had 113 permanent employees and did not hire any temporary employees. A total of 92 employees were represented by 2 labor unions. Although, there have been several work stoppages in Argentina since the Company's acquisition of Indelqui in 1990 these were due to strikes called by nation-wide labor federations and were unrelated to conditions at the Company's operations. The last work stoppage was in 1999 and involved 301 employees.

Flexible Packaging. The following table sets forth the Company's human resources at December 31, 2004 for the Flexible Packaging unit. The personnel are broken down by diverse employee categories and country of origin.

Flexible Packaging Unit: Employees at December 31, 2004
	Executives	Professionals	Employees	Total
Chile	6	113	291	410
Argentina	2	40	126	168
Total	8	153	417	578

In Chile, the Company had 410 permanent employees and 115 temporary employees. A total of 229 employees were represented by four labor unions. In 2003, the Company entered into a three-year collective bargaining agreement with the four unions. The last work stoppage, which occurred on August 1998, lasted 20 days and included 130 employees.

In Argentina, the Company had 168 permanent employees and 9 temporary employees. In 2004, the Company did not have any employees that were union members.

Aluminum Profiles. The following table sets forth the Company's personnel at December 31, 2004 for the Aluminum Profiles unit. Personnel are broken down by employment category.

Aluminum Unit: Employees at December 31, 2004
	Executives	Professionals	Employees	Total
Total	7	76	199	282

The Aluminum Profiles division in Chile had 282 permanent and 39 temporary employees. A total of 91 employees were represented by two unions. In August 2004, Indalum completed its collective bargaining process with Unions No.1 and No.2, which together represented 151 workers. The Company also completed a Collective bargaining process with Bargaining Commission for non-unionized personnel which included 77 employees. The Company signed a 29-month collective contract with the Bargaining Commission before the final date established by law.The Company signed a 36-month collective bargaining agreement with Unions No.1 and No.2 during a legal strike that lasted 41 days.

Indemnities

All employees who are terminated in Chile, Brazil, Peru and Argentina for reasons other than misconduct are entitled by law to receive a severance payment.

After six months of employment in Chile, permanent employees are entitled to one month's salary for each year worked (and if less than six months, a portion of salary for that time), subject to a total maximum payment of no more than 11 month's salary. The Company's employees who are subject to a collective bargaining agreement also receive a severance payment equivalent to a portion of one month's salary for each full year worked. The collective bargaining agreement does not contain a limitation on the total amount payable, but does limit the total number of employees who can claim the severance benefit during any given year.

In Brazil, permanent employees are entitled to a percentage of their salary based on the number of months worked, as well as a payment of 1.33 times the employee's salary in case of any pending vacations and a payment of 40% of the amount the employee has contributed to the Fondo Guarantia Por Tiempo Servicio (Guaranteed Funds for Service Time, or "FGTS").

In Peru, permanent employees are entitled to compensation payments related to Compensación por Tiempo de Servicios (Employee Severance Indemnities, or CTS). The compensation amount is payable to two installments (May and November) and is equivalent to one month's salary for each year of service. These CTS payments act as the employee's unemployment insurance.Additionally, permanent employees are also entitled to, in certain circumstances, severance payments upon termination equvalent to one and a half month's salary for each year of service with a maximum limit of 12 month's salary.

In Argentina, permanent employees are entitled to one month's salary for each year of service with a limit established by the Ministry of Labor.

Pension Plans

Workers in Chile are subject to a national pension fund law which establishes a system of independent pension plans, administered by Administradoras de Fondos de Pensiones (Pension Fund Administrators, or "AFPs"). The Company has no liability for the performance of the pension plans or any pension payments to be made to the employees.

Retired employees in Brazil receive government payments from both the FGTS and the Instituto Nacional de Seguridad Social (National Institute of Social Security). The Company has no liability for the performance of the pension plans or any pension payments to be made to the employees.

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

The only compensation program is the one detailed above in "Item 6. Directors, Senior Management and Employees - Senior Managment - Compensation ". The Company does not have any other stock option or other programs involving our employees in the capital of the Company.

ITEM 7. Major Shareholders and Related Party Transactions

Major Shareholders

Madeco's only outstanding voting securities are its shares of common stock. The following table sets forth certain information concerning ownership of Madeco's common stock as of May 31, 2005 with respect to each shareholder known to Madeco to own more than 5% of the outstanding shares of common stock and with respect to the percentage of Madeco's common stock owned by all directors and executive officers of Madeco as a group:

Shareholder	Number of shares owned	% Ownership
Quiñenco S.A. and related parties(1)	2,275,267,133	51.23%
Bolsa Electronica de Chile Bolsa de Valores	258,560,450	5.82%
Banchile Corredores de Bolsa	248,013,667	5.58%
Directors, Executive Officers and related parties as a group (2)	96,296,635	2.17%

(1) Madeco S.A. is controlled by the open stock corporation Quiñenco S.A. (NYSE:LQ), which is indirectly controlled by members of the Luksic family. Quiñenco S.A. directly owns 44.7601% (1,987,880,493 shares) of the Common Stock of Madeco S.A., and indirectly owns 6.4703% (287,359,836 shares) through Inversiones Rio Grande. In total, Quiñenco directly and indirectly owns 51.2304% (2,275,240,329 shares). Additionally, shares of Madeco's Common Stock are held by two related entities: 18,286 shares (0.0004%) are owned by Inversiones Consolidadas Ltda., which is related to Andronico Luksic Craig and his family, and 5,398 shares (0.0001%) are owned by Inversiones Carahue S.A, which is related to Paola Luksic Fontbona. Shares of Madeco's Common Stock are also held by natural persons who are members of the Luksic family: 3,010 shares (0.00007%) are owned by Andronico Luksic Abaroa and 110 shares (0.000002%) are owned by Nicolas Luksic Puga. The total ownership, combining Quiñenco's direct and indirect holdings as well as the holdings of related entities and Luksic family members, is 51.2310% (2,275,267,133 shares).

(2) Excludes the 2,275,267,133 shares owned directly and indirectly by Quiñenco S.A as well as the other aforementioned investment entities related to the Luksic family and Luksic family members.

On May 31, 2005, members of the Luksic Group, which consists of Mr. Andrónico Luksic Sr. and his sons, Andrónico Luksic Craig, Guillermo Luksic Craig and Jean Paul Luksic Fontbona, beneficially owned approximately 82.5% of the outstanding shares of common stock, without par values of Quiñenco and thereby control the Company. Guillermo Luksic, Andrónico Luksic and Jean Paul Luksic are all directors on the Company's Board of Directors.

Control of the Company by the Luksic Group is exercised through the Luksic Group's control of Inversiones Antofagasta Ltda., Ruana Copper A.G. Agencia Chile, Inversiones Consolidadas S.A., Sociedad Inmobiliaria y de Inversiones Río Claro Ltda. and Inversiones Salta S.A. (collectively, the "Principal Shareholders"), which are the Luksic Group companies that hold shares of Quiñenco. Although there are no formal agreements as to the voting or disposition of shares known to Madeco, Madeco believes that the members of the Luksic Group generally consult with each other regarding actions to be taken by shareholders of Madeco. Consequently, the Luksic Group has the power to elect a majority of the Company's directors and to determine the outcome of substantially all matters to be decided by a vote of shareholders.

The Company's shareholders have identical voting rights. To the knowledge of the Company, there are no arrangements or operations that may result in a change in control of the Company.

Madeco's majority shareholder is Quiñenco S.A., which, through its direct and indirect interests in the Company, beneficially owns an aggregate of 51.23% of the outstanding shares (2,275,267,133 shares) of Common Stock. Six members of the Company's Board of Directors are representatives of the Quiñenco Group, including the Chairman of the Board. The entire Board of Directors was reelected at the Annual Shareholders' Meeting held on April 26, 2002, for a three-year period pursuant to the Company's bylaws.

The following table shows the total number of shares authorized and paid as of December 31, 2002, 2003 and 2004:

	2002	2003	2004
Common Stock (number of shares authorized and paid)	405,511,028	4,120,088,408	4,441,192,887

The following table includes each of the Company's shareholders that had an ownership interest exceeding 1.0% at December 31, for the years 2002, 2003 and 2004, demonstrating the significant changes in ownership percentages during the past three years:

Shareholder	December 31, 2002		December 31, 2003		December 31, 2004
Quiñenco S.A.	216,626,195	53.42%	2,275,124,453	55.22%	2,275,240,329	51.23%
Bolsa Electrónica de Chile Bolsa de Valores	4,009,134	0.99%	365,839,732	8.88%	258,861,782	5.82%
Banchile Corredores de Bolsa S.A.	14,316,962	3.53%	238,905,148	5.80%	244,429,015	5.50%
The Bank of New York	11,967,330	2.95%	143,913,630	3.49%	117,492,630	2.65%
Bolsa de Comercio de Santiago Bolsa de Valores	4,883,687	1.20%	101,931,074	2.47%	105,719,363	2.38%
Celfin Gardeweg S.A. Corredores de Bolsa	10,870,790	2.68%	75,452,187	1.83%	100,606,052	2.27%
A.F.P. Provida S.A.	11,521,748	2.84%	97,119,432	2.36%	71,273,843	1.60%
Larrain Vial S.A. Corredores de Bolsa	9,578,602	2.36%	52,260,708	1.27%	62,935,356	1.42%
BCI Corredor de Bolsa S.A.	2,904,762	0.7163%	22,459,216	0.55%	57,690,406	1.30%
A.F.P. Summa Bansander S.A.	N/A	N/A	36,000,000	0.87%	55,788,852	1.26%
Dall Olio Tiberio	N/A	N/A	N/A	N/A	49,720,565	1.12%
Citicorp Chile Administradora Gral.de Fondos S.A.	N/A	N/A	558,869	0.01%	47,727,751	1.07%
Corp Corredores de Bolsa	4,554,907	1.12%	27,013,965	0.66%	36,219,392	0.82%
Santiago Corredores de Bolsa Ltda.	4,314,577	1.06%	21,476,284	0.52%	30,178,274	0.68%
A.F.P. Santa Maria S.A.	7,105,547	1.75%	87,618,279	2.13%	28,681,842	0.65%
Compass Group Chile S.A.	4,940,743	1.22%	N/A	N/A	25,004,232	0.56%
Inversiones Almeria S.A.	5,235,753	1.29%	5,235,753	0.13%	5,235,753	0.12%
Others	92,680,291	22.9%	569,179,678	13.8%	868,387,450	19.6%

On March 31, 2003, the Company completed its financial restructuring process. The process included a capital increase and a refinancing plan with the Company's financial creditors. See"Item 5: Operating and Financial Review and Prospects - Liquidity and Capital Resources - The Company's Compliance with Financial Covenants and its Refinancing Plan" for further information.

At of May 31, 2005, The Bank of New York, as depositary for Madeco's ADS facility, was the record owner of 118,412,630 shares of Common Stock in the form of 1,184,126 ADSs. These ADSs represented 2.66% of the total number of issued and outstanding shares at such date. The ADSs are issued pursuant to a deposit agreement dated June 7, 1993, as amended (the "Depositary Agreement"), among the Company, the Bank of New York as depositary (the "Depositary") and the holders from time to time of the American Depositary Receipts ("ADSs") evidencing the ADSs issued pursuant to the Depositary Agreement. It is not practicable for Madeco to determine the portion of its common stock or ADSs beneficially owned by U.S. persons.

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

If the conflicting interest transaction involves a "material amount," the Board of Directors is required to produce a statement declaring in advance that the conflicting interest transaction is similar in its terms to an arm's length transaction. A conflicting interest transaction is deemed to involve a "material amount" if the amount involved is both greater than UF2,000 (as of May 31, 2005, approximately US$59,716) and exceeds 1% of the consolidated assets of the corporation, or if the amount exceeds UF20,000 (as of May 31, 2005, approximately US$597,162) regardless of the size of the corporation.

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

In the ordinary course of its business, the Company engages in a variety of transactions with affiliates of Madeco. Financial information concerning these transactions during the last three years is set forth in Note 24 to the Consolidated Financial Statements. The Company believes that it has complied with the requirements of Article 89 and Article 44 in all transactions with related parties.

Although the Company generally does not provide or receive long-term debt financing to or from other entities within Madeco (except in connection with bank loans on arm's length terms in the ordinary course of business from the Company's former banks), the Company has occasionally in the past and expects in the future to advance funds and receive advances of funds from other companies under the common control of the Quiñenco Group where required to meet short-term liquidity requirements. These loans have been on a short-term unsecured basis at market rates of interest and, in the case of loans made by the Company to affiliated companies, require the prior approval of Madeco's Board of Directors pursuant to the requirements of the Chilean Corporations Law relating to open stock corporations such as Madeco. The outstanding amounts of such loans made by the Company to affiliated companies during the years ended December 31, 2002, 2003 and 2004 were not material to Madeco, individually or in the aggregate. In addition, the Company has from time to time in the past made loans and advances to affiliated companies and to strategic investors and their affiliates to provide financing resources in connection with acquisitions of assets and other transactions. Such loans and advances have generally been made on a secured basis at market rates of interest. See Note 24 to the Consolidated Financial Statements.

The Company also provides goods and services in commercial transactions in the ordinary course of business to affiliated companies. In connection with such transactions, the Company from time to time extends unsecured credit on terms substantially similar to those available to other customers purchasing goods and services in similar quantities.

Except for the transaction described below, none of the transactions carried out during 2002, 2003 and 2004 between the Company and related parties were deemed to have been material to the Company and/or to the related party.

In December 2000, the Company signed a loan agreement with Quiñenco S.A. for an amount totaling UF355,790 (as of May 31, 2005, approximately US$10.6 million). In October 2002, the Company signed a new loan agreement with Quiñenco for an amount totaling UF84,879 (as of May 31, 2005, approximately US$2.5 million). The total amount outstanding as of December 31, 2004 was Ch$7,631 million. The loan has an annual interest rate equivalent to the tasa activa bancaria (Chilean inter-bank rate, or "TAB") plus 1.75%. As part of the restructuring of its financial obligations, Madeco S.A. refinanced the debt with Quiñenco S.A., changing the capital payment from April 2003 to March 2010.

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

Identification of Financial Statements and Other Financial Information

See "Item 18. Financial Statements"

Export Sales

The tables below show export sales from each of the Company's business units and their division components, in tons and in revenues. In each case, sales are also shown as a percentage of the total for the corresponding division or business unit:

Export (1) Volume Sales
	2002		2003		2004
	Volume	% total	Volume	% total	Volume	% total
Metallic Cable (in tons (2))	12,976	21.5%	10,598	19.1%	11,805	18.8%
Optical Fiber Cable (in kms)	56,553	91.4%	0	0.0%	0	0.0%
Wire & Cable (in equivalent tons)(3)	14,261	23.0%	10,599	19.1%	11,805	18.8%
Pipes Bars and Sheets (in tons)	16,164	62.7%	15,923	58.2%	18,618	60.3%
Coins (in tons)	3,490	97.4%	2,914	97.6%	2,351	96.0%
Brass Mills (in tons)	19,654	67.0%	18,837	62.1%	20,969	62.9%
Flexible Packaging (in tons)	1,371	9.9%	1,730	11.8%	2,323	14.2%
Aluminum Profiles (in tons)	74	0.7%	0	0.0%	0	0.0%
Total (in equivalent tons)	35,434	30.8%	31,165	31.6%	35,097	31.2%

Export (1) Revenues
	2002		2003		2004
	Ch$ million	% total	Ch$ million	% total	Ch$ million	% total
Metallic Cable	18,459	13.9%	14,571	12.9%	23,335	14,0%
Optical Fiber Cable	1,905	84.0%	0	0.0%	0	0.0%
Total Wire & Cable	20,364	15.1%	14,571	12.9%	23,335	14,0%
Pipes Bars and Sheets	26,603	55.3%	26,498	52.4%	40,153	52.5%
Coins	9,105	87.6%	6,325	90.8%	6,841	90.4%
Brass Mills	35,708	61.0%	32,823	57.0%	46,994	55.9%
Flexible Packaging	4,527	10.8%	5,189	12.1%	6,317	14.0%
Aluminum Profiles	1,435	4.9%	1,146	3.8%	0	0.0%
Total	62,034	23.4%	53,729	22.1%	76,646	23.7%

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

(2) Volume sales for the Wire & Cable unit include only metal. Figures presented above differ from those presented in the Company's Annual Report on Form 20-F for the year 2002 as a result of a change in measuring volume sales. While volume sale calculations previously included metal and insulating materials, the Company is now including only metal used in the production of its wire and cable products.

(3) Total volume sales for the Wire & Cable unit includes sales of both metallic and optical fiber cable products. Optical fiber volume sales have been converted to tons, using the conversion rate: 1 ton = 44 kms.

Wire & Cable. In 2004, the Wire & Cable business unit generated export sales, which amounted to 11,805 tons or 18.8% of the total business unit volume sales. In terms of revenue, exports amounted to Ch$23,335 million, representing 14.0% of the total business unit revenue. The copper wire rod is the primary exported product (84.6% of Wire & Cable exports) to South American countries where the Company does not have a subsidiary.

PBS. In 2004, the PBS division of the Brass Mill business unit generated export sales, which amounted to 18,618 tons or 60.3% of the total business unit volume sales. Export volumes increased as a percentage of total volume sales from 58.2% in 2003 to 60.3% in 2004, as the Company expanded its export market to Europe and the United States. Export revenue as a percentage of the PBS division amounted to 55.3%, 52.4% and 52.5% in 2002, 2003 and 2004, respectively. Many of the Company's pipe, bar and sheet products meet the highest international quality standards and its customers include large multinational companies in Europe, the United States and other Latin American countries.

Coins. In 2004, export volume sales amounted to 2,351 tons or 96.0% of the coins division's total volume sales. The business units primary customers are central banks and coin mints around the world, with special emphasis on the customers located in Europe, which represent 57.9% of total exports.

Flexible Packaging. In 2004, export volume sales amounted to 2,323 tons or 14.2% of the Flexible Packaging business unit's total volume sales. Export sales as a percentage of total in revenues represent 14.0%. Principal export customers for the Flexible Packaging unit are located in other Latin American countries.

Aluminum Profiles. Export sales for the Aluminum Business unit includes sales made to customers in countries other than Chile, Peru, Bolivia, Uruguay and Argentina. In 2004, the Company did not export any aluminum profiles.

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

On November 11, 2003 the Company was informed of the resolution of the arbitration concerning its dispute with Corning. The arbitral decision provided for the termination of the Investment Agreement governing the joint venture, and as a result among others i) Madeco lost certain rights regarding the appointment of Optel's management (consequently, the subsidiary was not consolidated into the December 31, 2003 financial statements) and ii) lost its right to exercise a put option to sell its Optel shares to Corning for approximately US$18 million between January 2004 and December 2005. In addition, the decision obliges the Company to agree to the liquidation of Optel at Corning's request. As a consequence of this unfavorable ruling, the Company recognized provisions of Ch$4,917 million in the fourth quarter of 2003 in order to reflect the value of its 50% equity share in Optel and costs associated with the ruling.

On March 31, 2005, Madeco and Corning reached an agreement whereby Corning sold to the Company its 50% share of Optel Ltda. As a result, the liquidation of Optel as required by the arbitration decision, was avoided and Madeco obtained complete control over Optel. In addition, two financial entities forgave a portion of Optel's debt and a total amount of US$2 million was repaid. Madeco and Corning also agreed to a two-year non-compete period in all markets where Optel participates.

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

The Company's current dividend policy authorizes distribution of cash dividends in an amount equal to 50% of the Company's net income under Chilean GAAP for the previous year. The Board of Directors has the authority to decide whether the dividend will be paid in several payments or in a lump sum. The Company's dividend policy is subject to amendment by reason of changes in Chilean law, capital requirements, economic results and/or other factors. See "Item 3. Key Information - Risk Factors."

Dividends are paid to all of the shareholders of record on the fifth business day (including Saturday) preceding the date set for payment of the dividend. Holders of record of ADSs are entitled to dividends declared for each applicable period. The dividend amounts and the aggregate amount of such dividends per share of Common Stock and per ADS for the period between 2000 and 2004 are shown in "Item 3. Key Information - Selected Financial Data." No dividend payments have been made by the Company since May 1999.

Generally, shareholders who are not Chilean residents must register as foreign investors under one of the foreign investment regimes provided for by Chilean law in order to be entitled to the payment outside Chile, through the Formal Exchange Market of dividends, sale proceeds and other amounts with respect to their shares. Under the Foreign Investment Contract, the Depositary, on behalf of the ADS holders, is granted access to the Formal Exchange Market to convert cash dividends from Chilean pesos to U.S. dollars and to pay such dollars to ADS holders outside Chile. Dividends paid in respect of shares of Common Stock, including to holders of ADSs who are not Chilean residents, are subject to Chilean withholding tax. See "Item 10. Additional Information - Taxation".

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

	Santiago Stock Exchange		NYSE
	Low	High	Low	High
Years	(Ch$ per Share) (1)		(US$ per ADS)
2000	270.0	810.0	4.50	15.94
2001	170.0	370.0	2.25	6.50
2002	24.5	175.0	0.25	2.80
2003	17.0	57.5	0.25	8.85
2004	35.5	64.0	5.65	11.00

Quarters
2003
First Quarter	21.9	31.0	0.35	0.49
Second Quarter	17.0	38.5	0.25	5.25
Third Quarter	26.0	38.0	3.65	5.70
Fourth Quarter	37.0	57.5	5.65	8.85
2004
First Quarter	35.5	47.0	5.70	9.40
Second Quarter	40.0	45.8	5.65	7.40
Third Quarter	42.1	60.0	6.52	9.68
Fourth Quarter	54.8	64.0	9.00	11.00
2005
First Quarter	55.0	62.0	9.31	10.94
Second Quarter through May 31	51.5	59.5	-	-

Months
December 2004	58.1	63.5	9.85	11.00
January 2005	55.0	59.5	9.31	10.56
February 2005	56.0	62.0	9.54	10.94
March 2005	55.2	62.0	9.58	10.85
April 2005	55.0	59.5	9.20	10.44
May 2005	51.5	57.5	8.80	10.00

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

On January 10, 2003, NYSE informed the Company that NYSE's Listing and Compliance Committee had approved Madeco's proposed course of action to resolve its non-compliance with NYSE's listing criteria. Madeco successfully completed its capital increase and indebtedness restructuring in the first quarter 2003. As a result of its capital increase and restructuring, Madeco's market capitalization is above NYSE's minimum market capitalization requirement.

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

Directors

Under the Ley de Sociedades Anónimas (Chilean Corporations Law), a corporation may not enter into a contract or agreement in which a director has a direct or indirect interest (i.e., a conflicting interest transaction) without prior approval by the Board of Directors, and only if the terms of the conflicting interest transaction are similar to those of an arm's length transaction.

If the conflicting interest transaction involves a "material amount," the Board of Directors is required to produce a statement declaring in advance that the conflicting interest transaction is similar in its terms to an arm's length transaction. A conflicting interest transaction is deemed to involve a "material amount" if the amount involved is both greater than UF2,000 (as of May 31, 2005, approximately US$59,716) and exceeds 1% of the assets of the corporation, or if the amount exceeds UF20,000 (as of May 31, 2005, approximately US$597,162) regardless of the size of the corporation.

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

Under Chilean law, certain provisions affect any existing or prospective holder of securities as a result of the shareholder owning a substantial number of shares. The Securities Market Law establishes that (a)any person who, directly or indirectly, (i)owns 10% or more of the subscribed capital of a corporation (the "majority shareholders") whose shares are registered in the Securities Registry of the SVS, or (ii)owns any such percentage because of the purchase of shares; and (b)all liquidators, directors, the chief executive officer and the other principal officers of any corporation whose shares are registered with the Securities Registry of the SVS, regardless of the number of shares they own, must report any purchase or sale of shares made by such persons or entities within two business days of such transactions to the SVS and to each of the stock exchanges in Chile where such corporation has securities registered. In addition, majority shareholders must inform the SVS and the stock exchanges with respect to whether the purchase is aimed at acquiring control of the corporation or just as a financial investment.

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

In December 2004, the Company entered into a 7-year local Series D bond contract for a total amount of UF 1.8 million, with a fixed 5.0% annual interest rate.

Exchange Controls

The Central Bank is responsible for, among other things, monetary policies and exchange controls in Chile. See "Item 3. Key Information - Exchange Rates". Foreign investments can be registered with the Foreign Investment Committee under Decree Law No. 600 - registration which grants the investor access to the Formal Exchange Market - or with the Central Bank under Chapter XIV of the Central Bank Foreign Exchange Regulations.

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

The 2001 Foreign Exchange Regulations, among other things, eliminated the following restrictions:

(1) prior authorization by the Central Bank for the entry of capital in connection with foreign loans, investment, capital contribution, bonds and ADRs;

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

Effective March 1, 2002, the Central Bank abrogated the then existing Central Bank Foreign Exchange Regulations, i.e. the 2001 Foreign Exchange Regulations, and issued an entirely new set of Foreign Exchange Regulations (the "New Regulations"), thereby continuing the liberalization of the foreign exchange regulations. As the 2001 Foreign Exchange Regulations, the New Regulations are also based upon the general principle that foreign exchange transactions can be done freely in Chile by any person, notwithstanding the power conferred by law to the Central Bank of imposing certain restrictions and limitations on such transactions.

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

Absent the Foreign Investment Contract, under Chilean exchange controls in force until April 19, 2001, investors would not have been granted access to the Formal Exchange Market for the purpose of converting Chilean pesos to U.S. dollars and repatriating from Chile amounts received in respect of deposited shares or shares withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares and any rights with respect thereto). In December 1999, amendments were introduced in Chapter XXVI whereby, among other things, the Central Bank was authorized to reject applications under such regulations without expression of cause. In resolving on such applications, the Central Bank was required to take into account the situation of the balance of payments and the stability of the capitals account. However, the Central Bank was authorized to require certain conditions to the applicants prior to resolving on the applications. In April 2000, Chapter XXVI was again amended in order to incorporate, in addition to shares issued by Chilean corporations, quotes of investment funds as eligible to be converted into ADSs. Chapter XXVI did not require delivery of a new application in case of the entry of U.S. dollars intended for the acquisition of shares not subscribed by the shareholders or by the transferees of the options to subscribe the shares.

Under Chapter XXVI and the Foreign Investment Contract, the Central Bank agreed to grant to the Depositary, on behalf of ADR holders, and to any non-Chilean resident investor who withdrew Shares upon surrender of ADRs (such Shares being referred to herein as "Withdrawn Shares") access to the Formal Exchange Market to convert Chilean pesos to U.S. dollars (and to remit such dollars outside of Chile) in respect of Shares represented by ADSs or Withdrawn Shares, including amounts received as (a) cash dividends, (b) proceeds from the sale in Chile of Withdrawn Shares (subject to receipt by the Central Bank of a certificate from the holder of the Withdrawn Shares (or from an institution authorized by the Central Bank) that such holder's residence and domicile were outside Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm established in Chile) that such Withdrawn Shares had been sold on a Chilean exchange), (c) proceeds from the sale in Chile of pre-emptive rights to subscribe for and purchase additional Shares, (d) proceeds from the liquidation, merger or consolidation of the Company and (e) other distributions, including, without limitation, those resulting from any recapitalization, as a result of holding Shares represented by ADSs or Withdrawn Shares. Access to the Formal Exchange Market in the case of (a), (b), (c) and (d) above would be available for only five working days following the sale of the shares on the stock exchange. Transferees of Withdrawn Shares would not be entitled to any of the foregoing rights under Chapter XXVI unless the Withdrawn Shares were redeposited with the Custodian. Investors receiving Withdrawn Shares in exchange for ADRs would have the right to redeposit such Shares in exchange for ADRs, provided that certain conditions to redeposit were satisfied. For a description of the Formal Exchange Market, see "3A Exchange Rates". Alternatively, according to the amendments introduced to Chapter XXVI in December 1999, in case of Withdrawn Shares and their subsequent sale in a stock exchange, the Chilean peso proceeds obtained thereby could be converted into U.S. dollars in a market different from the Formal Exchange Market within five business days from the date of the sale.

Chapter XXVI provided that access to the Formal Exchange Market in connection with the sale of Withdrawn Shares or distributions thereon would be conditioned upon receipt by the Central Bank of a certification by the Depositary or the Custodian, as the case might have been, that such Shares had been withdrawn in exchange for delivery of the pertinent ADRs and receipt of a waiver of the benefits of the Foreign Investment Contract with respect thereto (except in connection with the proposed sale of the Shares) until such Withdrawn Shares were redeposited. Chapter XXVI also provided that access to the Formal Exchange Market in connection with dividend payments was conditioned on certification by the Company to the Central Bank that a dividend payment had been made. The provision contained in Chapter XXVI that established that access to the Formal Exchange Market in connection with dividend payments was conditioned on certification by the Company to the Central Bank that any applicable tax had been withheld was eliminated on November 23, 2000.

Chapter XXVI and the Foreign Investment Contract provided that a person who brought foreign currency into Chile, including U.S. dollars, to purchase Shares entitled to the benefit of the Foreign Investment Contract was required to convert such foreign currency into Chilean pesos on the same date and had five banking business days within which to invest in Shares in order to receive the benefit of the Foreign Investment Contract. If such person decided within such period not to acquire Shares, such person could access the Formal Exchange Market to reacquire foreign currency, provided that the applicable request was presented to the Central Bank within seven banking days of the initial conversion into pesos. Shares acquired as described above could be deposited in exchange for ADRs and receive the benefit of the Foreign Investment Contract, subject to receipt by the Central Bank of a certificate from the Depositary that such deposit had been effected and that the related ADRs had been issued and receipt by the Custodian of a declaration from the person making such deposit waiving the benefit of the Foreign Investment Contract with respect to the deposited Shares.

Chapter XXVI required foreign investors acquiring shares or securities in Chile to maintain a mandatory reserve (the "Mandatory Reserve") for one year in the form of a non-interest bearing U.S. dollar deposit with the Central Bank, or to pay to the Central Bank a non-refundable fee (the "Fee"). Such reserve requirement was imposed with respect to investments made by foreign investors to acquire shares or securities in the secondary market, but did not apply to capital contributions made for purposes of paying-in capital for a newly created company or increasing the capital of an existing company. As of June 1, 1999, the Mandatory Reserve was not applied to foreign investments made for purposes of acquiring shares of a stock corporation, provided that the investor was entitled to the benefit of Chapter XXVI, and that such acquisition was consummated in accordance with the provisions of Chapter XXVI. On September 17, 1998, the Central Bank reduced the Mandatory Reserve to 0%.

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

Under current Chilean law, the Foreign Investment Contract cannot be changed unilaterally by the Central Bank. No assurance can be given, however, that new restrictions applicable to the holders of ADRs, the disposition of underlying Shares or the repatriation of the proceeds from such disposition will not be reinstated in the future by the Central Bank, nor can there be any assessment of the possible duration or impact of such restrictions.

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

In general, the effective dividend Withholding Tax rate, after giving effect to the credit for the First-Category Tax, can be calculated using the following formula:

(Withholding Tax Rate) - (First-Category Tax Rate)

Effective Dividend Withholding Tax Rate = 1 - (First-Category Tax Rate)

Under Chilean income tax law, dividends generally are assumed to have been paid out of the Company's oldest retained profits for purposes of determining the level of First-Category Tax that was paid by the Company. For information as to the retained earnings of the Company for tax purposes and the tax credit available on the distribution of such retained earnings, see Note 18 to the Consolidated Financial Statements. The effective rate of Withholding Tax to be imposed on dividends paid by Quiñenco will vary depending upon the amount of First Category Tax paid by the Company on the earnings to which the dividends are attributed. The effective rate for dividends attributed to earnings from 1991 until 2001, for which the First Category Tax was 15%, generally was 23.5%. For 2002, the First Category Tax rate was 16%, which resulted in an effective rate of Withholding Tax of 22.6%, and for 2003, the First Category Tax rate was 16.5%, resulting in an effective rate of withholding tax of 22.16% for the year. From 2004 onwards, the First Category Tax rate will be 17%, which will result in an effective rate of withholding tax of 21.69%.

For dividends attributable to the Company's profits during years when the First-Category Tax was 10% (before 1991), the effective dividend Withholding Tax rate will be 27.8%. However, whether the First-Category Tax is 10%, 15%, 16%, 16.5% or 17%, the effective overall combined tax rate imposed on the Company's distributed profits will be 35%.

Dividend distributions made in property would be subject to the same Chilean tax rules as cash dividends based on the fair market value of such property. Stock dividends and the distribution of preemptive rights are not subject to Chilean taxation.

Capital Gains

Under current tax law, the gain from the sale or other disposition by a Foreign Holder of ADSs (or ADRs evidencing ADSs) outside Chile will not be subject to Chilean taxation. The deposit and withdrawal of Shares in exchange for ADRs will not be subject to any Chilean taxes.

Gain recognized on a sale or exchange of Shares (as distinguished from sales or exchanges of ADRs evidencing ADSs representing such Shares) may be subject to both the First-Category Tax and the Withholding Tax (the former being creditable against the latter) if either, (i) the Foreign Holder has held the Shares for less than one year since exchanging ADSs for the Shares, (ii) the Foreign Holder acquired and disposed of the Shares in the ordinary course of its business or as a habitual trader of shares, or (iii) the Foreign Holder and the purchaser of the Shares are "related parties" within the meaning of Article 17, Number 8, of Decree Law No. 824 of 1974, the Chilean Income Tax Law. In all other cases, gain on the disposition of Shares will be subject only to a capital gains tax which is assessed at the same rate as the First Category Tax (currently imposed at a rate of 17%).

Gain recognized in the transfer of Shares that have a high presence in the stock exchange, however, is not subject to capital gains tax in Chile, provided that the Shares are transferred in a local stock exchange, in other authorized stock exchanges (up to this date, the New York Stock Exchange, the London Stock Exchange and the Madrid Stock Exchange have been authorized for these purposes), or within the process of a public tender of shares governed by the Chilean Securities Market Act. The Shares must also have been acquired either in a stock exchange, within the referred process of a public tender of shares governed by the Chilean Securities Market Act, in an initial public offer of shares resulting from the formation of a corporation or a capital increase of the same, or in an exchange of convertible bonds. Shares are considered to have a high presence in the stock exchange when they (i) are registered in the Securities Registry, (ii) are registered in a Chilean Stock exchange, and (iii) have an adjusted presence equal to or above 25%. To calculate the adjusted presence of a particular Share, the aforementioned regulation states that, the number of days in which the operations regarding the stock exceeded, in Chilean pesos, the equivalent of UF200 (approximately US$6,000) within the previous 180 business days of the stock market, must be divided by 180, multiplied by 100, and expressed in a percentage value. The referred tax regime does not apply in case the transaction involves an amount of Shares that would allow the acquirer to take control of the publicly traded corporation, in which case the ordinary tax regime referred in the previous paragraph will apply, unless the sale complies with one of the following conditions: (i) the transfer is part of a tender offer governed by the Chilean Securities Market Act; or (ii) the transfer is done in a Chilean stock exchange, without substantially exceeding the market price.

Capital gains obtained in the sale of shares that are publicly traded and have a high presence in a stock exchange are also exempt from capital gains tax in Chile when the sale is made by "foreign institutional investors", such as mutual funds and pension funds, provided that the sale is made in a stock exchange or in accordance with the provisions of the Securities Market Law, or in any other form authorized by the Superintendencia de Valores y Seguros ( the SVS is equivalent to the Securities and Exchange Commission in the U.S.). To qualify as a foreign institutional investor, the referred entities must be formed outside of Chile, not have a domicile in Chile, and they must be at least one of the following:

(a) An investment fund that offers its shares or quotas publicly in a country with an investment grade for its public debt, according to a classification performed by an international risk classification entity registered with the SVS;

(b) An investment fund registered with a regulatory agency or authority from a country with an investment grade for its public debt, according to a classification performed by an international risk classification entity registered with the SVS, provided that its investments in Chile constitute less than 30% of the share value of the fund, including deeds issued abroad representing Chilean securities, such as ADRs of Chilean companies;

(c) An investment fund whose investments in Chile represent less than 30% of the share value of the fund, including deeds issued abroad representing Chilean securities, such as ADRs of Chilean companies, provided that not more than 10% of the share value of the fund is directly or indirectly owned by Chilean residents;

(d) A pension fund, i.e., those formed exclusively by natural persons that receive pensions out of an accumulated capital in the fund;

(e) A Foreign Capital Investment Fund, as defined in Law No18.657; or

(f) Any other foreign institutional investor that complies with the requirements set forth through general regulations for each category of investor, prior information from the SVS and the Chilean tax authority or Servicio de Impuestos Internos ("SII").

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

The tax basis of Shares received in exchange for ADRs will be the acquisition value of the Shares on the date of exchange. The valuation procedure set forth in the Deposit Agreement, which values Shares which are being exchanged at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, will determine the acquisition value for this purpose. Consequently, the surrender of ADRs for Shares and the immediate sale of the Shares for the value established under the Deposit Agreement will not generate a capital gain subject to taxation in Chile.

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

Withholding Tax Certificates

Upon request, Madeco will provide to Foreign Holders appropriate documentation evidencing the payment of the Chilean Withholding Tax (net of applicable First Category Tax).

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

The following discussion about the Company's risk management includes "forward-looking statements" that involve risks and uncertainties. Actual results could differ from those projected in the forward-looking statements. See "Forward Looking Statements". In addition to the inherent risks related to the operations in each of its segments and countries in which it does business, the Company faces material market risk exposures in three categories: foreign currency exchange rate risk, interest rate risk and commodity price risk. The following discussion provides additional information regarding the Company's exposure to each of these risks as of December 31, 2004.

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

With respect to the Company's foreign investment exposure, gains and losses from exchange rate variations are registered directly to the cumulative adjustment from foreign currency translation account included in other reserves in shareholders' equity, without impacting the Company's income statement. Assuming a 10% increase during 2005 of the Chilean peso/U.S. dollar exchange rate with respect to 2004 year-end balances, the impact on equity would be an increase in the Company's cumulative translation adjustment account of approximately Ch$11,347 million.

The Company's net exposure to foreign currency (U.S. dollar) exchange rate risk in Chilean pesos at December 31, 2004 was Ch$1,664 million (equivalent to US$2.99 million). Assuming a 10% increase during 2005 of the Chilean peso/U.S. dollar exchange rate with respect to 2004 year-end balances, the result would be a pre-tax accounting loss of approximately Ch$166 million. In addition to the Company's net exposure in foreign investments, there are other assets and liabilities subject to foreign exchange fluctuations whose results impact the income statement. In particular, the Company maintains local currency exposures in Brazil, Argentina and Peru, all of which could affect the income statement. Based on the year-end balances, a simultaneous increase of 10% in the exchange rate in Argentina, Brazil and Peru of their respective local currencies in relation to the U.S. dollar during 2005 would result in a net loss of Ch$2,482 million.

As of December 31, 2004, approximately 28.36% of the Company's outstanding debt was exposed to an exchange rate fluctuation between the Chilean peso and other currencies. However, according to BT64, certain liabilities are considered as financial hedges of investment abroad. See Note 2(u) to the Consolidated Financial Statements.

Part of the Company's inventories are valued in U.S. dollars and therefore foreign exchange fluctuations will generate a profit or loss for the Company's results. Assuming a 10% increase during 2005 of the Chilean peso/U.S. dollar exchange rate with respect to 2004 year-end balances, the result would be a pre-tax gain of approximately Ch$3,933 million.

Interest Rate Risk

Exposure to interest rate risk reflects the Company's exposure to floating interest debt as well as debt renewals or rollovers which could be reset at higher than existing interest rates. As of December 31, 2004, approximately 60.5% of the Company's total debt was represented by short-term debt and floating rate debt. The Company's net exposure to interest rate risk as of December 31, 2004 was Ch$82,477 million. Assuming a 100 basis point, or "b.p.", increase during 2005 in the weighted average interest rate with respect to 2004 year-end balances, the result would be an increase in net annual interest expenses of approximately Ch$272 million.

The Company has contracted debt in different currencies to take account the possibility that a 100 b.p. increase in interest rates is more likely in certain countries than in others. In addition, a significant amount of debt is indexed to Chilean inflation (UF indexed debt), and as such, an increase in Chilean inflation will affect the total interest the Company pays on such debt.

The table summarizing the assets and liabilities subject to interest rate risk at December 31, 2004 is shown in "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Liquidity".

Commodity Price Risk

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

During 2004, the Company sold on a consolidated basis 89,445 tons of copper and 17,458 tons of aluminum. As of December 31, 2004, the Company held inventories of copper and aluminum of 17,791 and 5,686 tons, respectively.

The following table presents the commodity inventories held by the Company for non-trading purposes at December 31, 2004.

	At December 31, 2004
	Carrying Amount	Fair Value
Copper
Tons	17,791
Value (in Ch$ million)	32,072	32,072
Aluminum
Tons	5,686
Value (in Ch$ million)	7,264	7,264

ITEM 12. Description of Securities Other than Equity Securities

Not applicable

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable

ITEM 14. Material Modifications of the Rights of Security Holders and Use of Proceeds

Not applicable

ITEM 15.

The Company's chief executive officer ("CEO") and chief financial officer ("CFO") have evaluated the effectiveness of the Company's "disclosure controls and procedures" (as defined in Exchange Act rules 13a-14(c) and 15d-14(c)) . These controls and procedures were designed to ensure that material information relating to the Company and its subsidiaries are communicated to the CEO and the CFO. Based on such evaluation, the Company's CEO and CFO concluded that as of December 31, 2004, the Company's disclosure controls and procedures were effective in timely alerting them to material information required to be included in the Company's periodic SEC reports. There have been no significant changes in the Company's internal controls and procedures or in other factors that could significantly affect these controls and procedures subsequent to the date of this evaluation.

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

Item 16B. Code Of Ethics

We have adopted a code of ethics that applies to all of Madeco's employees, including the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer of Madeco S.A. We have filed our code of ethics as an exhibit to this annual report. Our code of ethics was not amended during2004, and no waivers, either explicit or implicit, of provisions of the code of ethics were granted to our Chief Executive Officer, Chief Financial Officer or Chief Accounting Officer in 2004.

Item 16C. Principal Accountant Fees and Services

Deloitte & Touche, Sociedad de Auditores y Consultores, Limitada, or Deloitte & Touche, acted as our independent auditors for the fiscal year ended December 31, 2003. In 2004, the Company hired Ernst & Young as independent auditors. The table below sets forth the total amount billed by Ernst & Young and Deloitte & Touche for services performed in the years 2004 and 2003, respectively:

	(in thousands of Ch$)
	2004	2003
Audit Fees	138,888	182,007
Audit-Related Fees	31,604	8,529
Tax Fees	31,223	5,954
All Other Fees	32,771	813
Total Fees	234,486	197,303

Audit Fees

Audit fees are fees billed for the audit of our annual consolidated financial statements.

Audit-Related Fees

Audit-related fees in 2003 and 2004 including consultation fees associated with our annual report on Form 20-F.

Tax Fees

Tax fees in 2003 and 2004 were related to services for tax compliance, tax planning and tax advice.

Pre-Approval Policies and Procedures

The Audit Committee approves all audit, audit-related services, tax services and other services provided by Ernst & Young. Any services provided by Ernst & Youngthat are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement. The audit committee is permitted to approve certain fees for audit related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In 2004, none of the fees paid to Ernst & Young were approved pursuant to the de minimus exception.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

For the year ended December 31, 2004, neither the Company nor any person acting on the Company's behalf made any purchase of the Company's common shares.

PART III

ITEM 17. Financial Statements

Not applicable

ITEM 18. Financial Statements

Reference is made to pages F-1 through F-98

ITEM 19. Exhibits

Exhibit Description

1.1* Articles of Incorporation and Bylaws

8.1 List of Subsidiaries of Madeco S.A.

11.1 Code of Ethics

12.1 Section 302 Certification of the Chief Executive Officer

12.2 Section 302 Certification of the Chief Financial Officer

13.1 Section 906 Certification of the Chief Executive Officer

13.2 Section 906 Certification of the Chief Financial Officer

* Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2002.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Madeco S.A.

/s/Tiberio Dall'Olio

Chief Executive Officer

Date: June 29, 2005

Exhibits

Exhibit Description
    The Company's Code of Ethics
    Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
    Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Financial Statements

Page

Consolidated Financial Statements:

Report of Independent Registered Public Accountants Ernst & Young Limitada F-2

Report of Independent Registered Public Accountants Deloitte & Touche F-3

Consolidated Balance Sheets as of December 31, 2003 and 2004 F-4

Consolidated Statement of Operations for each of the three years in the period ended December 31, 2004 F-6

Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2004 F-7

Notes to the Consolidated Financial Statements F-9

ThCh$ - Thousands of Chilean pesos

US$ - United States dollars

ThUS$ - Thousands of United States dollars

UF - "Unidad de Fomento". The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily based on changes in the Chilean Consumer Price Index.

Application of Constant Chilean Pesos

The December 31, 2002 and 2003 consolidated financial statements have been restated for general price-level changes and expressed in constant Chilean pesos of December 31, 2004 purchasing power.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Madeco S.A.:

We have audited the accompanying consolidated balance sheet of Madeco S.A. and subsidiaries (the "Company") as of December 31, 2004 and the related consolidated Statement of Operations and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Madeco S.A. and subsidiaries as of December 31, 2004 and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 32 to the consolidated financial statements).

ERNST & YOUNG LTDA.

Santiago, Chile February 25, 2005

(except for Note 32, as to which the date is June 3, 2005)

Report of Independent Registered Public Accounting Firm

To the Shareholders of

Madeco S.A.:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Madeco S.A.

We have audited the accompanying consolidated balance sheet of Madeco S.A. and subsidiaries (the "Company") as of December 31, 2003, and the related consolidated statements of operations and of cash flows for each of the two years in the period ended December 31, 2003 all expressed in thousands of constant Chilean pesos. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Madeco S.A. and its subsidiaries as of December 31, 2003, and the results of their operations and cash flows for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net loss for each of the two years in the period ended December 31, 2003, and the determination of shareholders' equity at December 31, 2003, to the extent summarized in Note 32.

DELOITTE & TOUCHE

Santiago, Chile

February 22, 2004, except for Note 32 as

to which the date is June 24, 2004

and except for restatement to constant Chilean

pesos as to which the date is June 3, 2005

		As of December 31,
		2003	2004	2004
	Note			(Note 2t)
Assets		ThCh$	ThCh$	ThUS$
Current assets
Cash		2,088,931	2,993,446	5,370
Time deposits	5	22,337,022	4,068,995	7,300
Marketable securities	6	321,873	44,490	80
Accounts receivable, net	7	45,843,091	54,695,024	98,125
Notes and accounts receivable from related companies	24	585,154	1,116,518	2,003
Inventories, net	8	53,974,768	70,751,698	126,932
Recoverable income taxes	19	3,704,700	3,483,947	6,250
Prepaid expenses		1,112,330	438,730	787
Deferred income taxes, net	19	1,541,929	2,514,044	4,510
Other current assets, net	9	17,223,406	11,090,868	19,898
Total current assets		148,733,204	151,197,760	271,255

Property, plant and equipment , net	10	166,828,462	150,266,924	269,585

Other assets
Long-term notes and accounts receivable from related companies	24	469,652	577,916	1,037
Investments in related companies	11	8,955,072	8,268,916	14,835
Investments in other companies		71,800	28,713	52
Goodwill, net	12	25,526,662	21,753,955	39,028
Long-term notes and account receivable		474,739	775,921	1,392
Deferred income taxes, net	19	2,041,363	301,738	541
Intangible asset, net		338,382	322,016	577
Other non-current assets	13	9,078,349	9,416,412	16,893
Total other assets		46,956,019	41,445,587	74,355
Total Assets		362,517,685	342,910,271	615,195

The accompanying Notes form an integral part of these consolidated financial statements.

		As of December 31,
		2003	2004	2004
	Note			(Note 2t)
Liabilities and Shareholders' Equity		ThCh$	ThCh$	ThUS$
Current liabilities
Short-term bank loans	14	16,634,532	17,610,416	31,594
Current portion of long-term liabilities	14	5,440,449	4,884,832	8,764
Current portion of bonds payable	17	27,580,743	3,918,184	7,029
Long term obligations, current portion		702,320	905,554	1,625
Dividends payable		32,396	2,544	5
Accounts payable and supplier notes payable		18,429,887	24,358,110	43,700
Notes and accounts payable to related companies	24	491,192	347,852	624
Accrued and other liabilities	15	7,412,253	8,389,035	15,050
Withholdings		1,472,263	1,908,180	3,423
Unearned income		1,636,506	138,658	249
Others		649,649	1,150,156	2,063
Total current liabilities		80,482,190	63,613,521	114,126

Long-term liabilities
Long-term debt	17	69,170,379	65,498,469	117,507
Bonds payable	17	31,362,447	27,342,312	49,053
Miscellaneous payables	18	6,787,745	5,965,270	10,702
Accrued expenses	15	4,084,152	3,093,213	5,548
Notes and accounts payable to related companies	24	7,642,529	7,631,094	13,691
Others		1,542,332	921,714	1,654
Total long-term liabilities		120,589,584	110,452,072	198,155

Minority interest	25	10,187,667	10,332,140	18,536

Commitments and contingencies	22

Shareholders' equity	20
Common stock (4,441,192,887 shares authorized, issued and outstanding with no par value (4,120,088,408 in 2003))		192,666,304	198,492,593	356,104
Reserves		56,059,590	48,975,228	87,864
Accumulated deficit		(80,314,968)	(97,467,650)	(174,861)
Net (loss) income for the year		(17,152,682)	8,512,367	15,271
Total Shareholders' equity		151,258,244	158,512,538	284,378
Total Liabilities and Shareholder's equity		362,517,685	342,910,271	615,195

The accompanying Notes form an integral part of these consolidated financial statements.
		For the years ended December 31,
		2002	2003	2004	2004
	Note				(Note 2t)
		ThCh$	ThCh$	ThCh$	ThUS$
Operating Results:
Net sales		265,252,486	243,607,682	324,034,957	581,333
Cost of sales		(232,447,597)	(213,648,320)	(276,621,429)	(496,271)
Gross margin		32,804,889	29,959,362	47,413,528	85,062
Administrative and selling expenses		(28,661,313)	(22,316,171)	(22,237,514)	(39,895)
Operating income (loss)		4,143,576	7,643,191	25,176,014	45,167

Non-Operating Results:
Interest income		1,625,193	1,142,129	943,405	1,693
Non-operating income	23	436,355	747,498	1,453,591	2,608
Proportional share of net income of equity method investments		291,188	39,419	19,881	36
Interest expense		(19,759,874)	(12,773,222)	(11,001,511)	(19,737)
Non-operating expense	23	(20,711,377)	(11,605,723)	(3,680,951)	(6,604)
Price-level restatement gain (loss), net	3	3,850,517	2,081,850	(665,791)	(1,194)
Proportional share of net loss of equity method investments		-	(71,841)	(42,894)	(77)
Amortization of goodwill		(2,383,511)	(1,889,814)	(1,741,449)	(3,125)
Foreign exchange differences gain (loss), net	4	(12,588,350)	(298,633)	414,944	744
Non-operating results		(49,239,859)	(22,628,337)	(14,300,775)	(25,656)
Income (loss) before income taxes		(45,096,283)	(14,985,146)	10,875,239	19,511
Income taxes	19	1,451,429	(1,632,222)	(1,542,246)	(2,767)
Income (loss) before minority interest		(43,644,854)	(16,617,368)	9,332,993	16,744
Minority interest	25	2,067,862	(592,683)	(820,626)	(1,473)
Net income before amortization of negative goodwill		(41,576,992)	(17,210,051)	8,512,367	15,271
Amortization of negative goodwill		5,320	57,369	-	-
Net (loss) income for the year	20	(41,571,672)	(17,152,682)	8,512,367	15,271

					-

The accompanying Notes form an integral part of these consolidated financial statements.
	For the years ended December 31,
	2002	2003	2004	2004
				(Note 2t)
	ThCh$	ThCh$	ThCh$	ThUS$
Cash Flow from Operating Activities
Collection of accounts receivable	317,207,431	279,519,131	376,481,870	675,425
Financial income receivable	5,131,298	1,486,592	1,011,689	1,815
Other income received	1,594,152	703,647	2,106,948	3,780
Payments to suppliers and personnel	(275,487,419)	(264,645,437)	(356,949,164)	(640,382)
Interest paid	(20,006,495)	(13,028,175)	(11,381,889)	(20,420)
Income taxes paid	(892,303)	(453,527)	(468,528)	(841)
Other expenses	(973,214)	(1,946,643)	(207,023)	(373)
Value added taxes (VAT) and other similar items paid	(13,739,109)	(7,460,993)	(5,843,094)	(10,483)
Net Cash Flow from Operating Activities	12,834,341	(5,825,405)	4,750,809	8,521

Cash Flow from Investing Activities
Proceeds from sales of investments	-	20,837,191	28,665,152	51,427
Proceeds from sales of property, plant and equipment	833,378	1,098,356	986,468	1,770
Additions to property, plant and equipment	(6,624,859)	(3,565,790)	(6,437,183)	(11,549)
Investments in other companies	-	(18,377)	(8,009)	(14)
Investments in financial instruments	(255,778)	(49,981,113)	-	-
Decrease in accounts receivable from related companies	-	-	22,143	40
Other investing activities (net)	298,170	354,430	1,285,000	2,305
Net Cash from Investing Activities	(5,749,089)	(31,275,303)	24,513,571	43,979

Cash Flow from Financing Activities
Borrowings from banks and others	51,036,097	38,595,410	34,095,697	61,169
Proportion of dividends paid to minorities	(24,674)	(44,276)	(152,313)	(273)
Payments of loans	(54,878,821)	(88,737,162)	(38,693,695)	(69,418)
Increase in bonds payable	-	-	30,588,369	54,877
Decrease in bonds payable	(1,573,645)	(12,422,258)	(58,473,506)	(104,904)
Capital increase in subsidiaries contributed by minority shareholders,	695,586	96,820,955	10,043,913	18,019
Increase in accounts payable to related companies	1,458,370	-	-	-
Net Cash from Financing Activities	(3,287,087)	34,212,669	(22,591,535)	(40,530)
Net Increase (Decrease) in Cash and Cash Equivalents	3,798,165	(2,888,039)	6,672,845	11,970
Effect of Price Level Restatement on Cash and Cash Equivalents	(505,722)	412,464	642,106	1,153
Net Variation of Cash and Cash Equivalents	3,292,443	(2,475,575)	7,314,951	13,123
Cash and Cash Equivalents at Beginning of Year	4,739,752	8,032,195	5,556,620	9,969
Cash and Cash Equivalents at End of Year	8,032,195	5,556,620	12,871,571	23,092

The accompanying Notes form an integral part of these consolidated financial statements.

	For the years ended December 31,
	2002	2003	2004	2004
				(Note 2t)
	ThCh$	ThCh$	ThCh$	ThUS$
Reconciliation of Net Income (Loss) for the Year to Net Cash from Operating Activities
Net (loss) income for the year	(41,571,672)	(17,152,682)	8,512,367	15,271
Items that do not represent cash flows:
Depreciation	13,233,192	11,349,292	10,784,938	19,349
Amortization of goodwill	2,383,511	1,889,814	1,741,449	3,124
Amortization of negative goodwill	(5,320)	(57,369)	-	-
Minority interest	(2,067,862)	592,683	820,626	1,472
Price-level restatement, net	(3,850,517)	(2,081,850)	665,791	1,194
Foreign exchange differences, net	12,588,350	298,633	(414,944)	(744)
(Gains) losses on sales of property, plant and equipment	(160,069)	(143,379)	(57,661)	(103)
Participation in earnings of investments under equity method	(291,188)	32,422	23,013	41
Gains on sales of investments and marketable securities	-	(7,555)	(6,232)	(11)
Write-offs and provisions	7,055,554	4,468,789	791,778	1,420
Other	18,562,318	11,755,822	7,473,448	13,407
(Increase) decrease in accounts and notes receivable	6,185,006	(9,670,281)	(9,867,278)	(17,702)
(Increase) decrease in inventories	12,083,010	(1,791,095)	(17,840,786)	(32,007)
(Increase) decrease in other assets	25,729,599	(5,634,553)	(698,604)	(1,253)
Increase (decrease) in accounts and notes payable	(36,621,139)	102,826	3,059,519	5,489
(Decrease) increase in other current liabilities	(418,432)	223,078	(236,615)	(426)
Net cash flow provided by (used in) operating activities	12,834,341	(5,825,405)	4,750,809	8,521

	For the years ended December 31,
	2002	2003	2004	2004
				(Note 2t)
	ThCh$	ThCh$	ThCh$	ThUS$
Supplemental Disclosure of Cash Flow Information
Interest paid (net of capitalized interest)	(20,003,908)	(13,028,175)	(11,381,889)	(20,420)
Income taxes paid	(892,303)	(453,527)	(468,528)	(841)
Capital lease obligations incurred during the year	-	(23,051)	(116,632)	(209)

The accompanying Notes form an integral part of these consolidated financial statements.

Note 1 - The Company

Madeco S.A. and subsidiaries ("The Company") is a sociedad anónima abierta (open stock corporation) that is organized under the laws of the Republic of Chile ("Chile") whose shares and American Depositary Receipts are quoted on the Chilean and New York Stock Exchanges. Furthermore, the Company files financial statements with the Chilean Superintendencia de Valores y Seguros (Superintendency of Securities and Insurance, or "SVS") and the United States Securities and Exchange Commission ("SEC"). Unless otherwise specified, all references to "Madeco" or the "Company" are to Madeco S.A. together with its consolidated subsidiaries and references to "Madeco Chile" include only Madeco S.A.

The Company operates in four main segments. The principal operating segment and the Company's largest business unit is its Wire & Cable business, with production facilities in Chile, Brazil, Peru and Argentina. The Wire & Cable business unit's main clients are in the telecom, energy, mining, construction and industrial sectors. The Company's second operating segment is its Brass Mills unit, which manufactures pipes, bars and sheets from copper, brass, aluminum and related alloys. Additionally, the Brass Mills unit manufactures coin blanks and minted coins from alloys comprising copper, nickel, aluminum and zinc. The Company's Brass Mills facilities are located in Chile and Argentina, The Company's third operating segment, Flexible Packaging, manufactures printed flexible packaging for use in the packaging of mass consumer products. The Company has flexible packaging facilities in Chile and Argentina, as well as an equity investments in Peru. The fourth operating segment that the Company operates, is the manufacturing in Chile of aluminum profiles used in residential, non residential construction and in the fabrication of industrial durable goods.

Note 2 - Summary of significant accounting policies
  Basis of consolidation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Chile and the regulations established by the SVS, (collectively referred to as "Chilean GAAP"). Certain accounting practices applied by the Company that conform with accounting principles generally accepted in Chile do not conform with accounting principles generally accepted in the United States of America ("U.S. GAAP"). A reconciliation of Chilean GAAP to U.S. GAAP is provided in Note 32. Certain amounts in the prior year's financial statements have been reclassified to conform to the current year's presentation.

The accompanying financial statements reflect the consolidated results of operations of Madeco S.A. and its subsidiaries. All significant intercompany transactions have been eliminated in consolidation. The Company consolidates the financial statements of companies in which it controls over 50% of the voting shares.

Note 2 - Summary of significant accounting policies, continued

  Basis of consolidation, continued

  The consolidated financial statements as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 include the following subsidiaries:
	As of December 31,
	2002	2003	2004
	%	%	%
Percentage of Direct and Indirect Ownership
Alusa S.A. and subsidiaries	75.96	75.96	75.96
Indalum S.A. and subsidiaries	99.16	99.16	99.16
Armat S.A.	100.00	100.00	100.00
Comercial Madeco S.A. (Argentina)	100.00	100.00	100.00
Indeco S.A. - Peru	92.74	92.92	93.00
Madeco Overseas S.A. (I. Cayman)	100.00	100.00	100.00
Soinmad S.A. and subsidiaries	100.00	100.00	100.00
Metalúrgica Industrial S.A. and subsidiaries	100.00	100.00	100.00
Metal Overseas S.A. and subsidiaries	100.00	100.00	100.00

  All significant intercompany balances and transactions have been eliminated in consolidation, as well as any unrealized gains or losses arising from such transactions. The participation of minority shareholders in subsidiaries has been given effect in the consolidated financial statements under the caption Minority Interest.

  The preparation of financial statements in conformity with Chilean GAAP, along with the reconciliation to US GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Price-level restatement

The consolidated financial statements, which are expressed in Chilean pesos, have been restated to reflect the effects of variations in the purchasing power of the local currency during each year. For this purpose, and in conformity with current Chilean regulations, non-monetary assets and liabilities, shareholders' equity accounts and income and expense accounts have been restated each year in terms of year-end constant pesos. The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of monetary assets and liabilities exposed to the effects of inflation. In accordance with Chilean tax regulations and accounting practices, the restatements were calculated based on the official Consumer Price Index ("CPI") of the National Association of Statistics, which was 3.0%, 1.0% and 2.5% for the years ended December 31, 2002, 2003 and 2004, respectively. The index is based on the "prior month rule"; pursuant to which the inflation adjustments are based on the Consumer Price Index at the close of the month preceding the close of the respective period or of the transaction.

Note 2 - Summary of significant accounting policies, continued

  Price-level restatement, continued

  This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile. For comparative purposes, the consolidated financial statements for the years ended December 31, 2002 and 2003 and the amounts disclosed in the related footnotes have also been restated using the same index in terms of Chilean pesos of December 31, 2004 purchasing power.

  The above-mentioned price-level restatements do not purport to present appraisal or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power, and to include in net income for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

  Currency Translation

  Balances denominated in foreign currency included in the Consolidated Balance Sheets and detailed in Note 21 have been translated into Chilean pesos at the Observed Exchange Rates determined by the Central Bank of Chile in effect at each year end.

  As of December 31 2002, 2003 and 2004 the foreign exchange rates of most relevant foreign currencies were as follows:
	As of December 31,
	2002	2003	2004
Currency Translation
United States dollar (US$)	718.61	593.80	557.40
Argentine pesos (AR$)	212.60	202.32	187.36
Brazilian reals (BR$)	203.39	205.59	209.99
Peruvian sol	204.44	171.42	169.78

  The net adjustment of assets and liabilities denominated in foreign currency and in UF is also detailed in Note 3 and Note 4 respectively.

  Certain assets and liabilities are denominated in Unidades de Fomento ("UF"). The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on changes in the Consumer Price Index. The adjustments to the closing value of UF-denominated assets and liabilities are included in the Price-level restatement account in the Consolidated Statement of Operations. Each UF was equivalent to Ch$ 16,744.12, Ch$ 16,920.00 and Ch$ 17,317.05 as of December 31, 2002, 2003 and 2004, respectively.

  Note 2 - Summary of significant accounting policies, continued

  Cash and cash equivalents

  The Company considers all short-term, highly liquid investment securities with remaining maturities of three months or less to be cash equivalents for the purposes of the Consolidated Statements of Cash Flows:
	As of December 31,
	2002	2003	2004
	ThCh$	ThCh$	ThCh$
Cash and Cash Equivalents
Cash	3,788,117	2,088,931	2,993,446
Time deposits	4,244,078	3,145,816	4,068,995
Money market funds (Note 6)	-	321,873	44,490
Securities purchased under agreements to resell	-	-	5,764,640
Total	8,032,195	5,556,620	12,871,571
  Time deposits and marketable securities

  Time deposits denominated in UF are stated at cost plus interest and price-level restatement (indexation) accrued at each year-end.

  Marketable securities consist in Mutual Funds and are valued at the quoted redemption value of the respective share at each balance sheet date.

  Accounts receivable

  Accounts receivables are shown net of the allowance for doubtful accounts. Allowances are recorded at the end of each period based on those balances considered to be of doubtful recovery are based on an aging of balances and the customer's financial standing. This allowance is presented as a deduction from any amounts receivable.

  Inventories

  Inventories of finished products, work in progress and by-products are valued at production cost including indirect manufacturing costs plus price-level restatement. Inventories of raw materials, materials in warehouse and materials in transit are valued at price-level restated cost. Inventory values do not exceed their estimated net realizable value. The related obsolescence allowances have been deducted from inventories.

  Inventories with a turnover exceeding one year are shown under other long-term assets and are presented net of applicable obsolescence allowances.

  Note 2 - Summary of significant accounting policies, continued

  Property, plant and equipment

Property, plant and equipment are stated at cost plus price-level restatement and include construction and financing costs incurred until the assets are in a condition to be used, applying the actual cost of financing.

Assets acquired under capital lease contracts are recorded at their present value, calculated using the contracted monthly installments plus the purchase option and using the interest rate implicit in the respective contract. The corresponding liability is shown net of deferred interest. Assets obtained under financial contracts are not the legal property of the Company until it exercises the related purchase option. Therefore, the Company cannot freely dispose of them. Included as part of accumulated depreciation is accumulated amortization related to capital lease fixed assets.

In accordance with instructions issued by the SVS, property, plant and equipment include the revaluation increment arising from the technical appraisals of certain assets which were carried out in 1979 and 1986.

Property, plant and equipment are presented net of allowances for obsolescence and accumulated depreciation.

Depreciation is determined by the straight-line method based on the estimated useful lives of the assets, (see Note 10) taking into account the increase in value from the technical reappraisal in accordance with Circular No. 1529 issued by the SVS.

The estimated useful lives of the principal categories of property, plant and equipment are as follows:
Estimated. useful lives
Fixed Assets	Years
Buildings and Infrastructure	25 to 60
Installations	10 to 25
Machinery and equipment	3 to 30
Engine and Equipment	10
Other fixed assets	3 to 10

The revaluation from technical appraisals is being depreciated over the estimated useful lives of the respective assets.

Note 2 - Summary of significant accounting policies, continued

  Property, plant and equipment, continued

  Depreciation of temporarily inactive property, plant and equipment is classified under other non-operating expenses in the Consolidated Statement of Operations.

  Investments in related companies

  Investments in related companies over which the Company has significant influence, are included under the caption other assets and are recorded using the equity method. Accordingly, the Company's proportional share in the net income (or loss) of each investee is recognized in the non-operating income and expense classification in the Consolidated Statement of Operations on an accrual basis, after eliminating any unrealized gains and losses from transactions with the related companies.

  Equity movements that do not affect the income of the related companies are shown proportionally as a charge or credit to the account Other reserves in Shareholders' equity.

  Securities purchased under agreements to resell

  Securities purchased under agreements to resell are valued at collocation value plus accrued interest and indexation at year-end. This investment is recorded in Other current assets.

  Other investments

  Other investments in which the Company has less than 10% of the voting stock of the investee, which are considered to be permanent are recorded at the lower of cost plus price-level restatement or market value. They are shown under the caption Other assets. Dividends from such investments are recognized as income when received.

  Goodwill and negative goodwill

Prior to January 1, 2004, goodwill arose from the excess of the purchase price of companies acquired over their net book value; negative goodwill arose when net book value exceeded the purchase price of companies acquired. Goodwill and negative goodwill is also accounted for in the purchase of investments accounted for by the equity method. Chilean GAAP also provides that goodwill and negative goodwill amortization may be accelerated if the proportional net income or net loss of the investee exceeds the respective straight-line amortization amount. Beginning January 1, 2004, the Company adopted Technical Bulletin 72 of the Chilean Association of Accountants, which changes the basis for determining accounting for goodwill and negative goodwill generated in transactions after January 1, 2004, based on an allocation of the purchase price based on the fair value of the identifiable assets acquired and identifiable liabilities assumed. Both goodwill and negative goodwill are normally amortized over the maximum period of twenty years considering the expected period of return of the investments.

Note 2 - Summary of significant accounting policies, continued

  Intangibles

  Trademarks are recorded at historical cost plus price-level restatement, and are amortized over the period in which they are expected to benefit the Company, over a period of up to a maximum period of forty years.

  Bonds payable

  Bonds payable are included in liabilities at their par value plus accrued price-level restatement and interest. The discount that arises from the difference between par value and the proceeds received is included in Other assets and is amortized using the straight-line method over the term of the bond. There is no material difference with the effective rate method.

  Employee severance indemnities

  The Company has agreements to pay severance indemnities calculate the respective liability based on a present value method (accrued cost of the benefit method), assuming real annual discount rates over an estimated remaining service period of each employee until retirement.

  Employee vacations

  The cost of employee vacations is recognized in the financial statements on an accrual basis as employees earn the vacations.

  Deferred income taxes

  The Company records income taxes in accordance with Technical Bulletin No. 60 and complementary technical bulletins thereto issued by the Chilean Association of Accountants, and with SVS Circulars No. 1466 and No. 1560, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities. As a transitional provision on January 1, 2000, the date of adoption, a contra asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra assets or liabilities must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability related were calculated using the tax rates that were expected to be in effect at the time of reversal.

  To the extent necessary, deferred tax assets are further reduced by a valuation allowance, if based on the weight of available evidence; it is more likely than not that some portion of the deferred tax assets will not be realized.

  Note 2 - Summary of significant accounting policies, continued

  Revenue recognition

  Revenue is recognized when goods are delivered to customers or the services are rendered. Unearned income related to sales that the Company has invoiced and collected in advance is not recognized until the related goods are delivered.

  Translation of foreign currency financial statements

  In accordance with Technical Bulletin No. 64 issued by the Chilean Association of Accountants, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean operations, or which operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations are remeasured using the US dollar as the functional currency and then translated into Chilean pesos at the year end exchange rate. Accordingly, the financial statements of the Company's subsidiaries in Argentina, Brazil and Peru are remeasured into US dollars as follows:

  • Monetary assets and liabilities are translated at year-end rates of exchange between the US dollar and the local currency.

  • All non-monetary assets and liabilities and shareholders' equity are translated at historical rates of exchange between the US dollar and the local currency.

  • Income and expense accounts are translated at average rates of exchange between the US dollar and the local currency.

  • Any exchange differences are included in the results of operations for the period.

  On the Company's books, price-level restatements based on Chilean inflation are applied to the beginning balance of the investment account and then the participation in the net income of the subsidiary (determined as described above) is recorded. The Company then compares this value to its participation in the equity of the investee as remeasured into US dollars and translated into Chilean pesos. The difference is recorded as an adjustment to the investment account with a corresponding adjustment to the cumulative translation adjustment account in Shareholders' equity.

  In addition as permitted by the Technical Bulletin No.64, the Company records the effect of foreign exchange adjustments arising from hedge transactions that mitigate the economic exposure of net foreign investments. Accordingly, the excess of exchange gains and losses over related price-level restatements is also included directly in Shareholders' equity in the Cumulative translation account.

  Basis of translation to US dollars

  The Company maintains its accounting records and prepares its financial statements in Chilean pesos. The United States dollar amounts disclosed in the accompanying Consolidated Financial Statements (except the footnotes) as of and for the year ended December 31, 2004 are presented solely for the convenience of the reader at the December 31, 2004 exchange rate of Ch$ 557.40 per US$ 1. This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into United States dollars at such rate or any other rate. All other U.S. dollar amounts included in the footnotes represent the actual dollars at the date of the transaction.

  Note 2 - Summary of significant accounting policies, continued

  Financial derivative instruments

The Company maintains forward foreign exchange contracts and foreign exchange swap contracts to cover the risks of fluctuation in exchange rates between the Chilean peso, US dollar and Brazilian Real. The Company enters into forward foreign exchange contracts to mitigate the risk that cash flows will be adversely affected by changes in exchange rates resulting from the collection of receivables from international customers and the purchase of supplies and raw materials. The Company also utilizes interest rate swap agreements to manage interest rate risk on its floating rate debt portfolio.

These derivative instruments are recorded at fair value as of the balance sheet date in Other assets or Other liabilities. Changes in the fair values of such instruments are recorded in net income.

  Share issuance costs

  The costs of stock issuance and placement related to capital increases have been recorded in Shareholders' equity under the caption Contributed Surplus.

  Compensations plans

The Company does not record the effect of stock options as of the date that the option is granted and only recognizes the eventual capital increase once the respective options are exercised and the payment of the capital increase is made. This accounting treatment is in accordance with International Accounting Standard (IAS) No. 19, since there are no related standards in Chile.

As of December 31, 2004, there were no outstanding stock option plans.

Note 3 - Price-level restatement

The application of price-level restatement as described in note 2 b) resulted in net (charges)/credits to income, the effect of which is summarized as follow:

	Credit (charge) as of December 31,
	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Property, plant and equipment, net	2,644,731	863,596	1,971,672
Inventories	2,034,914	2,313,233	535,776
Other current assets	125,209	(13,888)	206,427
Other assets	5,458,015	1,575,788	3,295,717
Other non-monetary liabilities	(519,752)	(409,422)	(320,638)
Shareholders' equity, net	(3,836,571)	(1,250,799)	(3,778,082)
Income and expense accounts in terms of period-end constant Chilean pesos	(106,369)	268,579	(258,248)
Net adjustment of assets and liabilities indexed in UFs	(1,949,660)	(1,265,237)	(2,318,415)
Price-level restatement, net	3,850,517	2,081,850	(665,791)

Note 4 - Foreign exchange differences

Foreign exchange differences are summarized as follows:
	Credit (charge) as of December 31,
	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Cash, due from banks and short-term investment	140,822	(1,167,623)	(113,625)
Accounts receivable	(773,593)	(855,132)	(568,974)
Other assets	361,951	(1,334,514)	129,261
Bank loans	(8,615,973)	1,728,075	353,464
Other liabilities	430,749	(47,009)	106,868
Income from hedging transactions in Brazil	(2,667,962)	(1,443,120)	(955,016)
Translation adjustments, net	(1,464,344)	2,820,690	1,462,966
Net foreign exchange (losses) gains	(12,588,350)	(298,633)	414,944

Note 5 - Time deposits

Time deposits are summarized as follows:
	As of December 31,
	2003	2004
	ThCh$	ThCh$

Time deposits in UF	19,539,705	-
Time deposits in Chilean pesos	1,127,582	296,456
Time deposits in US dollars	1,609,914	3,772,539
Time deposits in other foreign currencies	59,821	-
Total time deposits	22,337,022	4,068,995

Note 6 - Marketable securities

Marketable securities are summarized as follows:
	As of December 31,
	2003	2004
	ThCh$	ThCh$

Mutual funds	321,873	44,490
Total marketable securities	321,873	44,490

Note 7 - Accounts receivable

a) Accounts receivable, net of allowances for doubtful accounts, are summarized as follows:
	As of December 31,
	2003	2004
	ThCh$	ThCh$

Trade accounts receivable	43,826,973	52,029,815
Allowance for doubtful accounts trade account receivable	(5,939,489)	(4,636,593)
Notes receivables	8,727,560	6,302,301
Allowance for doubtful accounts notes receivables	(2,774,901)	(1,087,901)
Other accounts receivable	3,791,949	2,254,129
Allowance for doubtful accounts other accounts	(1,789,001)	(166,727)
Total accounts receivable, net	45,843,091	54,695,024

b) Changes in short-term allowance for doubtful accounts receivable for the years ended December 31, 2003 and 2004 are as follows:
	As of December 31,
	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Balance at beginning of year	10,854,309	11,191,926	10,503,391
Price-level restatements	(316,145)	(110,837)	(268,378)
Effect of devaluation of foreign currencies	(2,787,205)	(108,029)	(127,617)
Reclassification to long term (1)	-	-	(1,497,364)
Provision established (released) and other charged to expenses	4,551,368	9,698	(667,524)
Write-offs	(1,110,401)	(478,807)	(2,051,287)
Balance at end of year	11,191,926	10,503,391	5,891,221

(1) Amount was reclassified to the long-term in order to stay consistent with the corresponding debt that was reclassified to the long-term.

Note 7 - Accounts receivable, continued
  Changes in long-term allowance for doubtful accounts receivable for the years ended December 31, 2003 and 2004 are as follows:
	As of December 31,
	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Balance at beginning of year	790,377	2,318,958	1,687,599
Price-level restatements	-	561	-
Effect of devaluation of foreign currencies	-	-	-
Reclassification from short term (1)		-	1,497,364
Charged to expenses	1,528,581	(631,920)	-
Balance at end of year	2,318,958	1,687,599	3,184,963

(1) Amount was reclassified to the long-term in order to stay consistent with the corresponding debt that was reclassified to the long-term.

Note 8 - Inventories

a) Inventories are summarized as follows:
	As of December 31,
	2003	2004
	ThCh$	ThCh$

Raw materials	17,334,957	21,775,984
Finished goods	16,935,463	19,710,552
Work-in-process	10,691,948	17,169,417
Consumable materials	7,974,701	7,263,304
Supplies in transit	1,338,020	3,402,496
Supplies	3,599,069	4,349,028
Sub-total	57,874,158	73,670,781
Allowance for obsolescence	(3,899,390)	(2,919,083)
Inventories, net	53,974,768	70,751,698

b) Changes in the allowance for obsolescence for the years ended December 31, 2002, 2003 and 2004 are as follows:
	As of December 31,
	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Balance at beginning of year	2,885,661	4,440,182	3,899,390
Price-level restatements	(83,973)	(43,973)	(95,107)
Effect of devaluation of foreign currencies	(360,335)	(39,558)	(2,581)
Reclassification	(152,441)	413,031	-
Charged to expenses	2,450,334	(446,136)	(831,471)
Write-offs	(299,064)	(424,156)	(51,148)
Balance at end of year	4,440,182	3,899,390	2,919,083

Note 9 - Other current assets

Other current assets are summarized as follows:
	As of December 31,
	2003	2004
	ThCh$	ThCh$
Securities purchased under agreements to resell	9,330,947	5,764,640
Guaranteed deposits	848,152	268,338
Property, plant and equipment held for sale, net (Note 10a)	6,397,708	4,795,901
Discount on bond issuance	390,815	148,602
Other	255,784	113,387
Total	17,223,406	11,090,868

The detail of securities purchased under agreements to resell is as follows

Purchased Date		Counterpart	Original Currency	Transaction amount	Interest rate	Final Value	Identification of Instrument	Market Value
Start	Maturity
				ThCh$	%	ThCh$		ThCh$
December 23, 2004	January 3, 2005	BBVA, CORREDORES DE BOLSA BHIF S.A.	Ch$	3,994	3.00	3,998	Note payable	3,997
December 23, 2004	January 3, 2005	BBVA, CORREDORES DE BOLSA BHIF S.A.	Ch$	98	3.00	98	Note payable	98
December 23, 2004	January 3, 2005	BBVA, CORREDORES DE BOLSA BHIF S.A.	Ch$	439,801	3.00	440,204	Note payable	440,094
December 23, 2004	January 3, 2005	BBVA, CORREDORES DE BOLSA BHIF S.A.	Ch$	103,576	3.00	103,671	Note payable	103,645
December 23, 2004	January 3, 2005	BBVA, CORREDORES DE BOLSA BHIF S.A.	Ch$	212,531	3.00	212,726	Note payable	212,673
December 27, 2004	January 3, 2005	BANCHILE, CORREDORES DE BOLSA S.A.	Ch$	86	2.88	86	Note payable	86
December 27, 2004	January 3, 2005	BANCHILE, CORREDORES DE BOLSA S.A.	Ch$	8,051	2.88	8,056	Note payable	8,054
December 27, 2004	January 3, 2005	BANCHILE, CORREDORES DE BOLSA S.A.	Ch$	91,049	2.88	91,100	Note payable	91,078
December 27, 2004	January 3, 2005	BANCHILE, CORREDORES DE BOLSA S.A.	Ch$	167,507	2.88	167,601	Note payable	167,561
December 27, 2004	January 3, 2005	BANCHILE, CORREDORES DE BOLSA S.A.	Ch$	733,307	2.88	733,718	Note payable	733,542
December 20, 2004	January 3, 2005	BANCHILE, CORREDORES DE BOLSA S.A.	Ch$	1,128	3.12	1,129	Note payable	1,129
December 20, 2004	January 3, 2005	BANCHILE, CORREDORES DE BOLSA S.A.	Ch$	1,612	3.12	1,614	Note payable	1,614
December 20, 2004	January 3, 2005	BANCHILE, CORREDORES DE BOLSA S.A.	Ch$	6,184	3.12	6,192	Note payable	6,190
December 20, 2004	January 3, 2005	BANCHILE, CORREDORES DE BOLSA S.A.	Ch$	12,413	3.12	12,428	Note payable	12,425
December 20, 2004	January 3, 2005	BANCHILE, CORREDORES DE BOLSA S.A.	Ch$	14,685	3.12	14,703	Note payable	14,699
December 20, 2004	January 3, 2005	BANCHILE, CORREDORES DE BOLSA S.A.	Ch$	18,552	3.12	18,575	Note payable	18,570
December 20, 2004	January 3, 2005	BANCHILE, CORREDORES DE BOLSA S.A.	Ch$	132,508	3.12	132,669	Note payable	132,634
December 20, 2004	January 3, 2005	BANCHILE, CORREDORES DE BOLSA S.A.	Ch$	3,812,918	3.12	3,817,542	Note payable	3,816,551
Total				5,760,000		5,766,110		5,764,640

Note 10 - Property, plant and equipment

Property, plant and equipment are presented net of write-offs of ThCh $ 1,535,739 and ThCh$ 1,767,995 for the years ended December 31, 2003 and 2004, respectively, and is summarized as follows:
	As of December 31,
	2003	2004
	ThCh$	ThCh$

Land	11,493,372	10,091,117
Buildings and Infrastructure
Buildings and infrastructure	58,075,747	53,437,531
Accumulated depreciation	(16,593,627)	(16,183,415)
Subtotal buildings and infrastructure, net	41,482,120	37,254,116
Machinery and Equipment
Machinery and equipment	216,700,676	202,063,728
Accumulated depreciation	(129,004,076)	(125,795,328)
Subtotal machinery and equipment, net	87,696,600	76,268,400
Other Property, Plant and Equipment
Leased assets	14,630,195	14,384,136
Furniture and fixtures	5,692,093	5,000,436
Office equipment	3,896,023	3,548,255
Tools and others	2,293,001	2,094,225
Other property, plant and equipment	3,168,753	4,378,781
Accumulated depreciation	(14,164,319)	(12,373,304)
Subtotal other property, plant and equipment, net	15,515,746	17,032,529
Revaluation from technical appraisals:
Land	3,216,754	3,073,373
Buildings and infrastructure	10,075,988	9,381,058
Machinery and equipment	2,132,502	2,132,502
Accumulated depreciation	(4,784,620)	(4,966,171)
Subtotal revaluation from technical appraisals, net	10,640,624	9,620,762
Total property, plant and equipment, net	166,828,462	150,266,924

Depreciation expense for the years ended December 31 is summarized as follow:
	For the year ended December 31,
	2002	2003	2004
Included within the Income Statement Caption:	ThCh$	ThCh$	ThCh$

Cost of sales	12,612,053	10,759,789	10,250,783
Administrative and selling expenses	621,139	589,503	534,155
Sub total	13,233,192	11,349,292	10,784,938

Non-operating expense	3,100,043	1,845,709	2,154,985
Total	16,333,235	13,195,001	12,939,923

Financing costs capitalized during construction periods amounted to ThCh$ 2,587 during 2002. No financing costs were capitalized during 2003 and 2004.

Fixed assets held for sale are mainly land and buildings, those are not in conditions to allow operations related with Madeco's core business. The Company is making efforts to sell those assets; they are waiting for better prices in the real estate market, those fixed assets had been classified as current assets.

Note 10 - Property, plant and equipment, continued

a) Property, plant and equipment held for sale for the years ended as of December 31, 2004 and 2003 after adjusting to net realizable value the assets held for sale were are as follows:
	Net Value of assets held for sale	Adjustment to realizable value	Net Value of assets held for sale	Adjustment to realizable value
	2003	2003	2004	2004
	ThCh$	ThCh$	ThCh$	ThCh$
Land and Building at Vicuña Mackenna 2935 - 2858 (Chile)	1,335,573	292,819	1,302,998	-
Land at Vicuña Mackenna 4665 (Chile)	1,025,441	-	921,489	-
Land and Building at Ureta Cox 723 (Chile)	24,862	-	24,862	-
Building Andres Bello (Chile)	14,734	-	16,621	-
Building Vitacura (Chile)	968,975	-	968,008	-
Arujá (Brazil) Plant	1,158,033	-	-	-
Carampangue 1620 (Chile) Plant	780,048	-	786,288	-
Foundry Plant (Peru)	126,396	-	-	-
Chincha (Peru) Plant	295,122	76,904	-	-
Machinery and equipment (Peru)	128,600	-	-	-
Machinery and equipment (Chile)	107,625	107,625	99,458	26,192
Land , located in Lincoln (Santiago)	-	-	48,012	-
Other	432,299	144,601	628,165	-
Sub total (1) (Note 9)	6,397,708	621,949	4,795,901	26,192

Santa Marta (Chile) Plant	1,749,335	-	1,673,318	-
Land and building Aisén 244 (Chile)	1,321,865	-	952,453	367,433
Sub total (Note 13)	3,071,200	-	2,625,771	367,433

Total	9,468,908	621,949	7,421,672	393,625

Property, plant and equipment held for sale are shown adjusted to reflect those assets at their net realizable values. Such allowances amounted to ThCh$ 7,057,537 in 2003 and ThCh$ 1,935,365 in 2004. In addition, in 2004, the Aruja de Ficap S.A. (Brazil) plant was sold for US$ 2,007,000 (approximately ThCh$1,118,702) which resulted in a gain of US$ 330,000 (approximately ThCh$183,942).

b) Leaseback transactions as of December 31, 2004 are detailed as follows:

Note 10 - Property, plant and equipment, continued

i) Leaseback contract Banco Corpbanca

On March 30, 2001, the subsidiary Alusa S.A., entered into a sale and leaseback contract on the Quilicura assets with Corpbanca in connection with the restructuring of its liabilities. The leaseback contract is repayable over 15 years and the following are the main features of the contract:

Seller : Alusa S.A.

Purchaser : Corpbanca

Assets involved : Buildings and plant located in Quilicura

Purchase price : UF 414,597

Final value of contract : UF 641,265

Number of installments : 180 months

Contract period : From March 30, 2001 to March 30, 2016

Interest rate : 2,7% semiannual (variable)

This transaction had no effect on the Consolidated Statement of Operations.

ii). Leaseback contract Banco Security

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

Number of installments : 36 months

Contract period : From July 30, 2002 to July 30, 2005

Interest rate : 9.23% annual

This transaction resulted in a loss of ThCh$15,937 (historical) on the sale of the assets which was recognized in its entirety in the Consolidated Statement of Operations.

.

Note 10 - Property, plant and equipment, continued

iii) Leaseback agreements with Banco de Chile

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

Seller : Alusa S.A.

Purchaser : Banco de Chile

Assets involved : Cylinder engraving line

Purchase price : UF 9,716.21

Final value of contract : UF 10,124.50

Number of installments : 24 months

Contract period : From August 14, 2003 to September 30, 2005

Interest rate : 3.83% annual

This transaction had no effect on the Consolidated Statement of Operations.

.

iv) Leaseback agreements with Banco de Chile, continued

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

Purchase price : UF 37,059.70

Nominal value of contract : UF 40,104.00

Number of installments : 36 months

Term of the agreement: : From November 28, 2003 to December 28, 2006

Interest rate : 5.19% annual

This transaction resulted in a gain from the sale of property plant and equipment of Th$6,692, which was recognized in the Consolidated Statement of Operations.

Note 10 - Property, plant and equipment, continued

v) Leaseback Agreement with Banco del Estado

On June 11, 2004, Alusa S.A., signed an agreement for the Totani Bagging Machine model BH-60HV LLSC. Said transaction was agreed with Banco del Estado for a 36-month term and its purpose was restructuring the Company's liabilities, with these characteristics:

Selling company : Alusa S.A.

Buying company : Banco del Estado

Goods involved : Totani Bagging Machine model BH-60HV LLSC

Purchase price : UF 244.780

Nominal value of contract : UF 264.643

Number of installments : 36 months

Term of the agreement: : From June 4, 2004 to July10, 2006

Interest rate : 5.00% annual

This transaction resulted in a gain from the sale of property plant and equipment of Th$4,563, which was recognized in the Consolidated Statement of Operations.

vi. Leaseback Agreement with Banco del Chile

On December 1, 2004, Alusa S.A., signed an agreement for a Cone Machine. This transaction was carried out with Banco de Chile for a 36-month term and its purpose was restructuring the Company's liabilities and on May 11, 2004 that contract was novated with the following characteristics:

Selling company : Alusa S.A.

Buying company : Banco del Chile

Goods involved : Cone Machine

Purchase price : UF 2.736,49

Nominal value of contract : UF 2.883,25

Number of installments : 36 months

Term of the agreement: : From May 11, 2004 to Junuary 11, 2006

Interest rate : 7.05% annual

This transaction had no effect on Consolidated Statement of Operations.

Note 11 - Investments in related companies

In 1999, the Company and Corning International Corporation ("Corning") created Ficap Optel Ltda., a joint venture in which the Company initially had a 75% interest and Corning the remaining 25%. This joint venture was established to produce, sell and distribute optical fiber cables. In 2001, the Company modified its Ficap Optel Joint Venture Agreement with Corning. Corning increased its interest in Ficap Optel Ltda. from 25% to 50% by acquiring a 25% interest from the Company. As part of the new Joint Venture arrangement, Ficap Optel Ltda. changed its name to Optel Ltda. and purchased 99.9% of Corning Cable Systems Argentina S.A.

In 2002 the Company filed an arbitration claim against Corning, based on allegations that Corning had attempted to unjustifiably terminate the joint venture agreement. In turn, Corning filed a counterclaim against the Company.

In November 2003, the arbitration suit was resolved against Madeco and the Joint Venture Agreement was declared lawfully terminated. As a result of the termination of the Joint Venture Agreement, among others, i) the Company lost certain rights regarding the appointment of Optel Ltda.'s management (consequently, the Company halted the consolidation with Optel Ltda.) and ii) the Company was required to initiate the liquidation of Optel Ltda. at Corning's demand. In December 2003, therefore, the Company decided to make a provision of ThCh$5,040,422 for its total participation, that is its 50%, in Optel Ltda.

Note 11 - Investments in related companies, continued

The carrying value of investments in related companies and other investments are a follows:
	Percentage owned		As of December 31,
	2003	2004	2003	2004
	%	%	ThCh$	ThCh$
Related companies
Peruplast S.A.(1)	25.00%	25.00%	4,059,514	3,667,257
Tech Pak S.A.	25.61%	25.61%	2,723,809	2,513,948
Colada Continua Chilena S.A.	41.00%	41.00%	1,428,243	1,428,655
Cobrecon Peru S.A.(1)	33.33%	33.33%	743,506	659,056
Total			8,955,072	8,268,916

The Company's equity participation in the net income (loss) of its investees is details as follows:
	For the years ended December 31,
	2002	2003	2004
	ThCh$	ThCh$	ThCh$
Company
Proportional share in equity of net income
Peruplast S.A.	108,568	39,419	-
Tech Pak	127,243	-	19,470
Colada Continua Chilena S.A.	461	-	411
Cobrecon Peru S.A.	54,916	-	-
Subtotal	291,188	39,419	19,881
Proportional share in equity of net loss
Peruplast S.A. (1)	-	-	(21,044)
Tech Pak S.A.	-	(50,046)	-
Colada Continua Chilena S.A.	-	(19,697)	-
Cobrecon Peru S.A (1).	-	(2,098)	(21,850)
Subtotal	-	(71,841)	(42,894)
Total	291,188	(32,422)	(23,013)

  As of December 31, 2004, the equity method investments reported a net loss for the year ended December 31, 2004. Consequently, the investees did not declare a cash dividend for its shareholders.

Note 12 - Goodwill and Negative Goodwill

Goodwill (net balances) as of December 31, 2003 and 2004 related to the purchases of the following investments:
	As of December 31,
	2003		2004
Company	Amortized Amount	Goodwill Balance	Amortized Amount	Goodwill Balance
	ThCh$	ThCh$	ThCh$	ThCh$
Goodwill
Alumco S.A.	82,713	919,676	82,717	836,961
Alupack S.A.	5,657	56,102	5,657	50,445
Ficap S.A.	1,570,637	21,465,370	1,438,397	18,219,690
Indeco S.A.	161,422	2,291,167	147,829	1,950,431
Peruplast S.A.	20,024	245,294	18,338	206,304
Tech Pak S.A.	10,099	123,724	9,250	104,057
Vigaflex S.A.	39,262	425,329	39,261	386,067
Total	1,889,814	25,526,662	1,741,449	21,753,955

Negative Goodwill
Emaplast S.A.	(57,369)	-	-	-
Total	(57,369)	-	-	-

The amortization of goodwill is included in non-operating expense each year (ThCh$2,383,511 in 2002, ThCh$ 1,889,814 in 2003 and ThCh$ 1,741,449 in 2004).

The amortization of negative goodwill is included in non-operating income in each year (ThCh$ 5,320 in 2002 and ThCh$ 57,369 in 2003).

Note 13 - Other non-current assets

Other non-current assets are summarized as follows:
	As of December 31,
	2003	2004
	ThCh$	ThCh$

Recoverable tax incentives in Argentina (1)	1,055,995	480,316
Discount on bond issuance	1,151,416	883,355
Fixed assets held-for-sale, net (2) (3)	6,129,608	6,958,715
Lawsuit deposits	291,275	447,124
Recoverable VAT in Argentina	186,449	300,887
Inventories, net (3)	146,083	260,605
Other	117,523	85,410
Total other non-current assets	9,078,349	9,416,412

  These amounts are presented net of an allowance for doubtful accounts of ThCh$1,326,909 in 2004 (ThCh$ 1,058,792 in 2003).

  These amounts are represented net of adjustments for write-offs

  These amounts include lands that had been classified as held for sale for amount of ThCh$2,625,771 (ThCh$3,071,200 in 2003) (Note 10 a).

  Presented at net of realizable values

Note 14 - Short-term bank loans

Short-term bank loans are summarized as follows:
	As of December 31,
	2003	2004
	ThCh$	ThCh$
Payable In:
United States dollars	5,218,596	10,778,585
Other foreign currencies	5,770,558	5,588,567
Chilean pesos	5,645,378	1,243,264
Total short-term bank loans	16,634,532	17,610,416
Total outstanding principal	16,496,847	17,420,971

	As of December 31,
	2003	2004
	%	%

Year-end weighted average interest rates:
Loans in United States dollars	4.76	4.08
Loans in other foreign currencies	22.46	21.19
Loans in Chilean pesos	5.87	3.86
Weighted average annual interest rate %	11.24	9.42

Current portion of long-term liabilities is summarized as follows:
	As of December 31,
	2003	2004
	ThCh$	ThCh$

Payable In:
United States dollars	1,676,758	478,599
Other foreign currencies	162,281	1,025,716
Inflation-linked units (UFs)	3,601,410	3,122,091
Chilean pesos	-	258,426
Total current portion of long-term bank loans	5,440,449	4,884,832
Total outstanding principal	4,724,761	4,184,976
Average annual interest rate %	6.15	6.16

Note 15- Accrued and other liabilities

Accrued and other liabilities are summarized as follows:

Current liabilities are as follows:
	As of December 31,
	2003	2004
	ThCh$	ThCh$

Accrued employee vacation expenses	1,430,613	1,568,764
Provisions for pending lawsuits	423,170	1,518,222
Remuneration and consulting services	559,864	1,026,052
Staff severance indemnities	807,684	965,005
Project expenses, suppliers and other	551,087	858,876
Municipal taxes and others	162,169	557,496
Freight	300,814	449,707
Provisions for the liquidation of Optel Brazil	1,929,628	430,208
Electricity consumed and other basic services	340,705	342,345
Import and export costs	157,093	150,932
Legal fees	84,835	25,851
Others	664,591	495,577
Total accrued expenses and other liabilities	7,412,253	8,389,035

Long-term liabilities
	As of December 31,
	2003	2004
	ThCh$	ThCh$

Employee severance indemnities	933,397	910,123
Provisions for pending lawsuits (1)	2,745,180	1,604,045
Municipal taxes and others	141,744	396,723
Other	263,831	182,322
Total accrued expenses	4,084,152	3,093,213

  This item includes mainly provision for pending lawsuits and unpaid settlements with employees (Note 2 o).

Note 16 - Severance indemnities

Severance indemnities are presented as described in Note 2 o) and is summarized as follow:

	As of December 31,
	2003	2004
	ThCh$	ThCh$

Balance at beginning of period	2,784,257	1,741,081
Price level restatement	(66,292)	(12,631)
Provisions established	178,689	1,328,663
Payments during the period	(1,155,573)	(1,181,985)
Balance at period-end	1,741,081	1,875,128

Presented in balance sheet in:
Current liabilities - accrued expenses	807,684	965,005
Long-term liabilities - accrued expenses	933,397	910,123
Total	1,741,081	1,875,128

Note 17 - Long-term debt and bonds payable

Long-term liabilities with banks and financial institutions as of December 31, 2003 and 2004 are as follows:
Bank or Financial Institution	Currency or Indexation		More than 1 up to 2 years	More than 2 up to 3 years	More than 3 up to 5	More than 5 up to 10	Total at December 31, 2004	Total at December 31, 2003

		Average annual interest rate

		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Banks in Chile
Banco Estado de Chile	Indexed Chilean Pesos	3.00	1,264,330	1,674,934	3,210,719	1,434,183	7,584,166	8,506,330
Citibank	Indexed Chilean Pesos	3.21	492,724	985,448	2,627,861	1,721,020	5,827,053	5,835,786
CorpBanca	US dollars	4.28	225,329	450,658	1,201,760	787,044	2,664,791	2,909,782
CorpBanca	Indexed Chilean Pesos	3.21	69,210	138,420	369,119	241,741	818,490	819,716
Banco de Crédito e Inversiones	Indexed Chilean Pesos	3.32	991,058	1,682,748	4,138,084	2,416,010	9,227,900	9,591,494
BICE	Indexed Chilean Pesos	3.21	287,422	574,844	1,532,918	1,003,928	3,399,112	3,404,206
Bank Boston	US dollars	4.28	357,378	714,756	1,906,017	1,248,276	4,226,427	4,614,987
Banco de Chile	Indexed Chilean Pesos	3.02	1,257,586	1,558,671	2,780,784	1,051,650	6,648,691	7,689,532
Banco del Desarrollo	Indexed Chilean Pesos	3.21	287,422	574,844	1,532,918	1,003,928	3,399,112	3,404,206
Dresdner Banque	Indexed Chilean Pesos	3.21	111,050	222,100	592,266	387,882	1,313,298	1,315,267
Bank of America	US dollars	4.28	175,581	351,162	936,432	613,281	2,076,456	2,267,356
Banco Santander Chile	Indexed Chilean Pesos	3.21	624,530	1,178,432	3,142,485	2,058,052	7,003,499	7,203,039
Scotiabank	US dollars	4.28	204,845	409,690	1,092,506	715,495	2,422,536	3,340,839
Banco Security	Chilean Pesos	1.31	251,000	749,542	-	-	1,000,542	-
Banco Security	Indexed Chilean Pesos	3.96	367,260	437,888	739,232	123,346	1,667,726	2,908,009

Banks in Argentina:
Bank Boston	US dollars	-	-	-	-	-	-	336,350

Bank in Peru:
Crédito - Peru	US dollars	3.54	3,623,100	-	-	-	3,623,100	1,825,935

Banks in Brazil:
Banco Itaú	Other currency	-	-	-	-	-	-	28,116
Safra Finame	Other currency	-	-	-	-	-	-	49,531
Banco Santander	US dollars	-	-	-	-	-	-	220,330
ABN AMRO / Real	US dollars	-	-	-	-	-	-	65,371

Banks in other countries:
BankBoston - Islas Cayman Islands	US dollars	4.18	219,476	438,952	1,170,539	766,603	2,595,570	2,834,197

Total			10,809,301	12,143,089	26,973,640	15,572,439	65,498,469	69,170,379

Note 17 - Long-term debt and bonds payable, continued

Bonds have been issued and are payable by the following subsidiaries:
	Original issuance in UFs	As of December 31,
		2003	2004
		ThCh$	ThCh$
Subsidiary
Madeco (1)	2,500,000	34,818,816	-
Madeco (2)	1,500,000	24,124,374	-
Madeco (3)	1,800,000	-	31,260,496
Total		58,943,190	31,260,496
Less: Current portion		(27,580,743)	(3,918,184)
Long-term portion		31,362,447	27,342,312
  In April 2000, Madeco issued bonds under the following terms:

  Amount issued : UF2,500,000 composed of 1,000 Series A1 bonds of UF 1,000 each and 300 Series A2 bonds of UF5,000 each.

  Term : Fifteen years (three years of grace and twelve years of principal repayment).

  Principal amortization : Twelve equal semi-annual installments from September 15, 2003.

  Interest rate : 7.25% real annual rate, calculated and paid semi-annually on the outstanding UF-denominated principal. As of December 31, 2004 the entirety of this obligations has been paid.

  Advance redemption : Madeco has the right to redeem the entire bond issue on any coupon payment date after September 15, 2003.

  In August, 2001, Madeco issued bonds under the following terms:

  Amount issued : UF1,500,000 composed of 500 Series C1 bonds of UF1,000 each and 100 Series C2 bonds of UF 10,000 each.

  Term : Three years (five semi-annual installments of principal repayment).

  Principal amortization : Six semi-annual installments from November 1, 2001. As of December 31, 2004 the entirety of this obligations has been paid.

  Interest rate : 6.20% real annual rate calculated and paid semi-annually on the outstanding UF-denominated principal.

  In December, 2004, Madeco issued bonds under the following terms:

Amount issued : UF1,800,000 composed of 360 Series D bonds of UF5,000 each.

Term : Seven years (fourteen semi-annual installments of principal repayment).

Principal amortization : Fourteen semi-annual installments from June 10, 2005.

Interest rate : 5.00% real annual rate calculated and paid semi-annually on the outstanding UF-denominated principal.

Note 17 - Long-term debt and bonds payable, -continued

The scheduled principal payments on long-term debt and bonds payable at December 31, 2004 are summarized as follows:
As of December 31,
2004
ThCh$
Principal payments during the fiscal years ending December 31,
2005	9,708,570
2006	15,935,137
2007	17,603,974
2008	17,024,641
2009 and thereafter	49,164,013

Total	109,436,335

Note 18 - Miscellaneous payables

Miscellaneous payables for December 31, 2003 and 2004 are summarized as follows:
	As of December 31,
	2003	2004
	ThCh$	ThCh$

Deferred customs duty	194,925	25,194
Leasing	6,582,549	5,940,076
Other	10,271	-
Total	6,787,745	5,965,270

Note 19 - Income taxes and other taxes

Income taxes payable and receivable are summarized as follows:

Net recoverable taxes are summarized as follows:
	As of December 31,
	2003	2004
ThCh$		ThCh$

Income tax payable	(731,901)	(1,960,739)
Monthly estimated income tax installments payments	710,684	1,113,574
Other credits against income taxes	3,543,774	4,061,882
Other recoverable taxes	182,143	269,230
Recoverable income taxes, net	3,704,700	3,483,947

Note 19 - Income taxes and other taxes, continued

The income tax liability has been determined based on current tax laws in each country in which the Company operates. The net (charge) credit to the Consolidated Statement of Operations for each year is summarized as follows:
	For the year ended December 31,
	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Current year provision for income tax	(850,026)	(659,660)	(1,923,266)
Income tax change from previous year	(126,208)	14,020	(49,198)
Deferred income tax	734,617	(104,134)	(1,658.325)
Tax benefit from (use of) tax loss carry forwards	1,141,950	6,976,572	4,759,340
Amortization of complementary accounts	1,056,941	198,201	2,199,487
Valuation allowance on deferred tax assets	(1,207,517)	(7,984,981)	(4,350,509)
Other	701,672	(72,240)	(519,775)
Net income tax benefit (expense)	1,451,429	(1,632,222)	(1,542,246)

Note 19 - Income taxes and other taxes, continued

Deferred income taxes

	As of December 31,
	Current portion		Long-term portion
Timing differences	2003	2004	2003	2004
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Accrued vacation expense	120,509	109,918	-	-
Allowance for doubtful accounts	819,341	504,544	1,102,631	990,599
Allowance for obsolescence of inventories	618,819	507,076	100,003	180,521
Fixed assets held for sale	140,177	178,005	-	54,608
Provision for obsolescence of property, plant and equipment	-	-	-	300,525
Provision for impairment investment in Brazil	9,147,214	7,888,668	-	-
Provision appraisal of other current and long-term assets	14,605	-	571,422	533,374
Realization value of property, plant and equipment	-	-	336,592	62,464
Provision of other current and long-term assets	271,555	-	1,134,357	541,444
Deferred exchange differences	-	-	156,695	508,799
Other provisions	496,920	726,649	693,255	723,558

Liabilities
Fixed assets under leasing	(47,551)	-	(2,282,320)	(3,101,532)
Accelerated depreciation of fixed assets	(225,349)		(4,248,541)	(3,985,222)
Employee severance indemnities	-	-	(578,417)	(545,427)
Production costs	(493,049)	(485,175)	-	-
Negotiation of bonds	(140,215)	(34,878)	(1,851)	(1,020)
Bonds issuance	-	-	(262,180)	(175,433)
Other	-	(12,457)	(197,953)	(129,875)
Subtotal	10,722,976	9,382,350	(3,476,307)	(4,042,617)
Complementary accounts, net of amortization	(6,782)	-	408,766	2,905,632
Valuation allowance	(11,926,903)	(10,420,985)	(13,440,034)	(18,481,487)
Tax loss carry forwards	2,752,638	3,552,679	18,548,938	19,920,210
Total deferred income taxes, net	1,541,929	2,514,044	2,041,363	301,738

Note 20 - Shareholders' equity

The changes in Shareholders' equity during the years 2002, 2003 and 2004 in historical amounts are summarized as follows:

			Reserves
	Number of shares	Paid in capital	Contributed Surplus	Other Reserves	Cumulative Translation Adjustment	Accumulated Deficit	Net (loss) Income for the year	Total

Balances as of January 1, 2002	386,000,000	115,574,737	5,753,339	8,903,649	29,436,073	13,771,425	(50,096,084)	123,343,139
Allocation of 2001 net income	-	-	-	-	-	(50,096,084)	50,096,084	-
Capital increase	19,511,028	682,886	-	-	-	-	-	682,886
Price-level restatement of equity accounts	-	3,473,779	172,600	267,109	883,082	(1,089,740)		3,706,830
Cumulative translation adjustments, net	-	-	-	-	11,664,638	-	-	11,664,638
Net loss for the year	-	-	-	-	-	-	(40,165,867)	(40,165,867)
Balances as of December 31, 2002	405,511,028	119,731,402	5,925,939	9,170,758	41,983,793	(37,414,399)	(40,165,867)	99,231,626
Restatement of December 31, 2002 balances to December 31, 2004 constant pesos	405,511,028	123,922,001	6,133,347	9,491,735	43,453,226	(38,723,903)	(41,571,672)	102,704,733
Balances as of January 1, 2003	405,511,028	119,731,402	5,925,939	9,170,758	41,983,793	(37,414,399)	(40,165,867)	99,231,626
Allocation of 2002 net loss	-	-	-	-	-	(40,165,867)	40,165,867	-
Capital increase	3,714,577,380	66,862,392	28,251,570	-	-	-	-	95,113,962
Share issuance expenses	-	-	(882,608)	-	-	-	-	(882,608)
Price-level restatement of equity accounts	-	1,373,332	111,218	91,707	419,839	(775,800)	-	1,220,296
Cumulative translation adjustments, net	-	-	-	-	(30,379,930)	-	-	(30,379,930)
Net loss for the year	-	-	-	-	-	-	(16,734,324)	(16,734,324)
Balances as of December 31, 2003	4,120,088,408	187,967,126	33,406,119	9,262,465	12,023,702	(78,356,066)	(16,734,324)	147,569,022
Restatement of December 31, 2003 balances to December 31, 2004 constant pesos	-	192,666,304	34,241,272	9,494,025	12,324,293	(80,314,968)	(17,152,682)	151,258,244
Balances as of January 1, 2004	4,120,088,408	187,967,126	33,406,119	9,262,465	12,023,702	(78,356,066)	(16,734,324)	147,569,022
Allocation of 2003 net loss	-	-	-	-	-	(16,734,324)	16,734,324	-
Capital increase	321,104,479	5,779,880	4,288,892	-	-	-	-	10,068,772
Share issuance expenses	-	-	(113,944)	-	-	-	-	(113,944)
Price-level restatement of equity accounts	-	4,745,587	877,601	231,563	300,591	(2,377,260)	-	3,778,082
Cumulative translation adjustments, net	-	-	-	-	(11,301,761)	-	-	(11,301,761)
Net income for the year	-	-	-	-	-	-	8,512,367	8,512,367
Balances as of December 31, 2004	4,441,192,887	198,492,593	38,458,668	9,494,028	1,022,532	(97,467,650)	8,512,367	158,512,538

Note 20 - Shareholders' equity, continued

As required by the Chilean Law, unless otherwise decided by the unanimous vote of the holders of all of the issued and subscribed shares, open stock corporations must distribute a cash dividend in an amount equal to at least 30% of their net income for each year, as determined in accordance with Chilean GAAP, unless and except to the extent that the Company has accumulated losses.

As required by Chilean Law, paid-in capital has been modified to reflect the proportional capitalization of the price-level restatement of equity accounts.

There are no additional restrictions on the payments of dividends under the terms of the various loan agreements with banks and other financial institutions.

Certain U.S. dollar-denominated obligations are designated as economic hedges covering the exposure of foreign investments as permitted by Technical Bulletin No.64. The exchange differences that relate to such obligations are charged directly against Shareholders' equity to the Cumulative translation account within Shareholders' equity. The cumulative foreign exchange adjustments charged to this account were as follows:
	For the years ended December 31,
	2002	2003	2004
	ThCh$	ThCh$	ThCh$
Balances as of January 1,	30,130,709	43,033,383	12,324,293
Price-level restatement	829,775	430,338	-
Cumulative translation adjustment	12,072,899	(31,139,428)	(11,301,761)
Total	43,033,383	12,324,293	1,022,532

a) Capital increase through issuance of shares

As part of the capital increase process, approved by the Extraordinary Shareholders' Meeting held on November 14, 2002 and exercised on February 18, 2003, 2,292,973,778 shares were subscribed and paid at an average of Ch$ 24 per share, recording a capital increase of ThCh$ 55,031,370:

  On June 6, 2003, 264,800,000 shares were subscribed and paid for a total of ThCh$ 7,680,072 at a value of Ch$ 29 per share.

  On August 20, 2003, 1,156,803,602 shares were subscribed and paid for a total of ThCh$ 32,402,520 at a value of Ch$ 28 per share.

  On July 1, 2004, 138,956,755 shares were subscribed and paid for a total of ThCh$ 5,697,227 at a value of Ch$ 41 per share.

  On October 29, 2004 the share subscription option held by certain executives for 182,147,724 shares value of Ch$ 24 per share was exercised, recording a capital increase of ThCh$ 4,371,545.

Note 20 - Shareholders' equity, continued

b) Contributed surplus

The detail of contributed surplus is as follows:
	For years ended December 31,
	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Issuance of share registered under the number 679 of the SVS	-	28,251,870	3,196,005
Issuance of share registered under the number 684 of the SVS	-	-	1,092,887
Share issuance cost (Note 2 v)	-	(882,608)	(113,944)
Total	-	27,369,262	4,174,948

c) Share options for the compensation plans

At the Extraordinary Shareholders' Meeting of Madeco S.A., held on November 14, 2002, a stock-based compensation plan was agreed upon for the Company's executives and, accordingly, 493,334,000 shares were destined to a capital increase for that purpose.

On April 3, 2003, at an Extraordinary Board of Directors meeting, it was agree to grant executives an option to subscribe a total of 182,147,724 shares at a price per share of Ch$ 24 exercisable between October and November 2004. The share issuance destined to the stock-based compensation plans was recorded in the securities registry on April 24, 2004 under Number 684.

On October 29, 2004, the executives exercised the portion to subscribe 182,147,724 share at the price of Ch$24 per share, which was paid with their own resources on that same date. In accordance with the accounting criteria described in Note 2 w) the corresponding capital increase of ThCh$ 4,371,545 was recognized in the financial statement.

At an Extraordinary Shareholders' Meeting held on December 22, 2004, it was agreed to modify the placement value of remaining 311,186,276 shares destined to such compensation plans, setting a price of Ch$ 60 per share. As of December 31, 2004 the shares were authorized but not outstanding.

Note 20 - Shareholders' equity, continued

d) The following is a detail of the Cumulative translation adjustments determined in accordance with Technical Bulletin No. 64, which is included within the equity account Reserves:
	For the year ended December 31,
	2002		2003		2004
	ThCh$		ThCh$		ThCh$
	(charges) / credits of the period	Balance as of December 31, 2002	(charges) / credits of the period	Balance as of December 31, 2003	(charges) / credits of the period	Balance as of December 31, 2004

Alusa S.A.	978,260	3,739,714	(3,357,159)	383,459	(1,326,162)	(942,703)
Comercial Madeco S.A. - Argentina	955	2,708	(5,975)	(3,267)	(105,193)	(108,460)
Indeco S.A. - Peru	1,386,753	6,093,270	(4,132,113)	1,962,628	(1,491,378)	471,250
Metalúrgica e Industrial S.A. - Argentina	1,720,418	11,341,509	(434,118)	10,910,131	(637,657)	10,272,474
Metal Overseas S.A. - Cayman Islands	6,543,442	33,697,135	(18,971,927)	14,733,347	(6,783,904)	7,949,443
Indalum S.A.	-	160,580	-	160,620	-	160,620
Decker-Indelqui S.A. - Argentina	1,605,224	5,534,393	(4,269,466)	1,266,263	(1,003,187)	263,076
Indeco S.A. - Peru (Goodwill)	196,368	870,085	(545,188)	325,107	(192,906)	132,201
Net Investment Hedge (1)	(358,521)	(17,975,673)	576,518	(17,413,995)	238,626	(17,175,369)

Total	12,072,899	43,463,721	(31,139,428)	12,324,293	(11,301,761)	1,022,532

(1) Foreign exchange related to net investment hedge is measured as is described in note 2 s).

Note 21 - Foreign currency, UF indexed and CPI restated assets and liabilities

Balances denominated or measured in foreign currency (principally US dollars) at December 31, 2003 and 2004 are included in these financial statements in thousands of Chilean peso equivalents as follows:

	As of December 31,
	2003	2004
ThCh$		ThCh$
Current assets
Cash and time deposits	3,522,516	6,313,899
Accounts receivable, net	26,970,022	34,609,235
Inventories, net	35,922,880	30,398,559
Other current assets	10,673,372	4,507,858
Long-term assets
Property, plant and equipment and other non-monetary assets	128,627,109	109,992,867
Other monetary assets	309,597	440,914
Total assets	206,025,496	186,263,332
Current liabilities
Short-term bank loans and current portion of long-term liabilities	12,828,193	17,873,378
Accounts payable and supplier notes payable	12,167,829	17,078,207
Other	5,696,056	5,561,653
Long-term liabilities
Long-term debt	20,283,290	18,610,046
Other	840,313	1,298,837
Total liabilities	51,815,681	60,422,121
Net (liability) asset position	154,209,815	125,841,211

As described in Note 20 certain of the US dollar-denominated obligations included in the above table are considered to be economic hedges covering the exposure of foreign investments as permitted by Technical Bulletin No. 64. As a result, portions of the exchange losses that arise from such obligations are charged directly against Shareholders' equity to the Cumulative Translation adjustment account within Shareholders' equity (see Note 20 d).

The inventories and property, plant and equipment and other non-monetary asset balances included above relate to assets of foreign investments for which the financial statements are translated to US dollars in accordance with Technical Bulletin 64, described in Note 2 s). Accordingly, there is exposure to variations in the exchange rate between the US dollar and the Chilean peso, from an accounting perspective.

Note 21 - Foreign currency, UF indexed and CPI restated assets and liabilities, continued

Balances denominated in UFs or restated based on CPI variation are included in the financial statements as follows:
	As of December 31,
	2003	2004
ThCh$		ThCh$
Current assets
Time deposits and marketable securities	21,225,310	793,032
Accounts receivable, net	19,458,223	21,202,307
Inventories, net	18,051,888	40,353,139
Other current assets	13,079,628	13,080,014
Long-term assets
Property, plant and equipment and other non-monetary assets	84,511,998	80,883,440
Other assets	165,142	335,007
Total assets	156,492,189	156,646,939
Current liabilities
Short-term bank loans and current portion of long-term liabilities	9,949,108	5,527,424
Bonds payable	27,580,743	3,918,184
Accounts payable and supplier notes payable	6,785,646	7,630,299
Other	5,474,615	6,024,376
Long-term liabilities
Long-term debt	96,222,141	88,748,813
Other	3,243,839	1,794,376
Total liabilities	149,256,092	113,643,472
Net asset position in UF or indexed to Chilean CPI	7,236,097	43,003,467

Note 22 - Commitments and contingencies
  Litigations

  The Company is party to various lawsuits arising in the ordinary course of its business. Management considers it unlikely that any losses associated with the pending lawsuits will significantly affect the Company or it subsidiaries' results of operations, financial position and cash flows, although no assurance can be given to such effect.

  Restrictions on the Company's Managements or Financial Indicators

Madeco S.A. is subject to certain financial covenants and restrictions as of December 31, 2004, the most restrictive of which are the following:

2.1) Bonds Series D:

  Maintain a current ratio of greater than 1.0.

  Minimum shareholders' equity equivalent to UF 7million.

  Debt to equity ratio (third-party liabilities/Shareholder's equity plus Minority interest) may not exceed 1.8.

  Unencumbered assets to be at least 1.2 times the total amount of bonds outstanding.

Note 22 - Commitments and contingencies, continued

  Quiñenco S.A. to remain as the controller of Madeco S.A., with a direct or indirect shareholding of at least 40%, in accordance with clause 97 of the Capital Markets Law, notwithstanding that Quiñenco S.A. must at all times directly hold at least 35% of the shares.

  Madeco S.A. must use the proceeds obtained from its businesses, new borrowings or the sale of its assets to make voluntary prepayments on its financial debts with third parties, thereby optimizing its cost of debt and maintaining a reasonable balance between different kinds of creditors. Prepayments would be made after deducting the funds needed to make payments in the ordinary course of its business and to meet its long-term financial commitments.

2.2) Bank loans:

  Madeco S.A. is obliged to meet the following conditions with respect to the loan amendment and rescheduling agreements signed between it and its creditor banks while any amount covered by those agreements and the rescheduled promissory notes remains outstanding.

  Madeco S.A. must prepay all the rescheduled banks loans should the Luksic Group cease to own, directly or indirectly, at least 50.1% of the shares with voting rights or to control Madeco S.A. (control is defined as the power to elect the majority of directors or the power to determine the result of voting on all matters requiring the absolute majority of voting right shares of Madeco S.A. or the power to directly or indirectly exercise influence over the management or policies of Madeco S.A.).

    Obligations:

The Company is obligated to:

b.1) Preserve and maintain the corporate existence and legal structure of all of its Principal Subsidiaries (Alusa S.A., Indalum S.A., Ficap S.A. and Indeco S.A.), and all their rights, properties, licenses, trademarks, permits, franchises, concessions and patents.

b.2) Use the proceeds obtained from its businesses, new borrowings or the sale of its assets to make voluntary prepayments of its financial debts with third parties unrelated to the debtor except for Banco de Chile, a related party, and thereby try to optimize the cost of debt and maintain a reasonable balance between different kinds of creditors. The above should be performed after deducting the funds needed to meet its operating, financial and investment commitments in the ordinary course of business as well as long-term financial commitments.

b.3) Maintain the following financial indicators based on both the consolidated and unconsolidated financial statements:

    Net financial debt to adjusted equity, as defined in the covenant and which relates to certain FECU codes, must not exceed 1.8 at the quarterly consolidated and unconsolidated measurement dates. (Net financial debt = FECU Codes 5.21.10.10 + 5.21.10.20 + 5.21.10.30 + 5.21.10.40 + 5.21.10.50 + 5.22.10.00 + 5.22.20.00 + 5.21.20.10 + 5.22.50.00 less fecu Codes 5.11.10.10 + 5.11.10.20 and 5.11.10.30).

Note 22 - Commitments and contingencies, continued

    Adjusted shareholders' equity, as defined in the covenant agreement and which relates to FECU code 5.24.00.00 (plus code 5.23.00.00 for Consolidated Financial Statements), excluding losses and the negative effects resulting from the disposal of property, plant and equipment and the sale of disposable assets of Madeco S.A. and/or its subsidiaries, the disposal of subsidiaries, provisions for the valuation of disposable property, plant and equipment and assets of Madeco S.A. and/or its subsidiaries, and provisions for the valuation of foreign investments.

    Minimum adjusted shareholders' equity of UF 7 million as of December 31st of each year. However, starting September 30, 2005, a minimum adjusted shareholders' equity of UF 7 million must be maintained on a quarterly basis.

    Current ratio must be greater than 1.0 times on the last day of each quarter on a consolidated and unconsolidated basis.

    Consolidated EBITDA to consolidated interest expenses must be at least 1.5:1 between December 31, 2005 and September 30, 2006.

    Consolidated EBITDA to consolidated interest l expenses must be at least 1.75:1 between December 31, 2006 and September 30, 2007.

    Consolidated EBITDA to consolidated interest expenses must be at least 2.0:1 between December 31, 2007 and September 30, 2009

    Consolidated Net Financial Debt to consolidated EBITDA must be no greater than 8.0:1 between December 31, 2005 and September 30, 2006.

    Consolidated Net Financial Debt to consolidated EBITDA must be no greater than 7.0:1 between December 31, 2006 and September 30, 2007.

    Consolidated Net Financial Debt to consolidated EBITDA must be no greater than 6.0:1 between December 31, 2007 and September 30, 2009.

b.4) Madeco may distribute dividends only if the following conditions have been met:

    At least four years have passed since compliance with the conditions of the rescheduled bank loan agreements (since March 4, 2003).

    There has been no event of default or any non-compliance with covenants.

    The ratio of consolidated Net Financial Debt to consolidated EBITDA is no greater than 4.0 times.

    The above not withstanding the provisions of clause 69 of the Corporations Law.

c) Prohibitions:

The Company is prohibited from:

c.1) Encumbrances over its real estate or assets and those of its subsidiaries, nor over their intellectual property or any other tangible or intangible assets existing at the time of the loan rescheduling or which they acquire in the future, with certain exceptions such as

Note 22 - Commitments and contingencies, continued

(i) previously existing encumbrances, (ii) encumbrances relating to the normal course of business, (iii) financing relating to asset acquisitions, (iv) leasing, and (v) others.

c.2) Merge or agree to merge, consolidate or divide its Principal Subsidiaries (Alusa S.A., Indalum S.A., Ficap S.A. and Indeco S.A.) except insofar as (i) the managing agent is notified of the agreements for such merger, consolidation or division, (ii) no default occurs as a result of the operation, (iii) the new entity has the same business, operation, essential assets, rights and credit ratings as Madeco S.A. or the respective Principal Subsidiary, (iv) the new company assumes all the obligations assumed by Madeco S.A. or the respective Principal Subsidiary in the loan agreement, and (v) in the case of liquidation of a Principal Subsidiary, Madeco S.A. has determined that this is in its best interest and will not substantially affect creditors' rights.

c.3) Permit essential assets representing more than 20% of the total consolidated assets described in the consolidated accounts Code 5.10.00.00 as of September 30, 2002 to be sold, assigned, used or in any way disposed of, whether by one operation or a series of operations, to a party that is not a subsidiary of Madeco S.A.

c.4) Sign acts or contracts with related parties except in the ordinary course of business and under terms and conditions similar to those obtained in arms' length negotiations between unrelated parties. It shall also ensure that its subsidiaries do not sign any such contracts. Madeco S.A. may not grant financial loans to subsidiaries that together or individually exceed US$3.5 million. The disposal of subsidiaries to related companies must be made at prevailing market conditions, according to an independent appraisal.

c.5) Substantially change the nature of its principal line of business or those of its Principal Subsidiaries.

c.6) Ensure that its subsidiaries do not (i) modify or permit the modification of the conditions of any debt in a manner more favorable than existing debt of Madeco S.A., including the modification of any bond issuance contract, loan agreement or the granting of guarantees relating to such debts, except that these debts reflect new terms and conditions prevailing in the market, and (ii) modify or permit the modification of their by-laws that would result in change in the rights of the creditors under the loan agreements.

c.7) Grant and ensure that the subsidiaries do not grant guarantees to cover the obligations of third parties, with certain exceptions.

c.8) Acquire and ensure that its subsidiaries do not acquire majority holdings in other companies, or minority holdings, whose cost, individually or collectively, exceeds US$1 million, with certain exceptions.

d) Advanced loan demand

Any creditor is authorized to demand the payment of any overdue installment or the entire debt owed in the event of a failure or delay to pay all or part of any amount due under the bank loan rescheduling agreements.

Note 22 - Commitments and contingencies, continued

e) The Majority Banks are authorized to declare the principal, interest and any other amount as due and immediately payable if any of the following events occur:

    If Madeco S.A. does not pay any debt or obligation with respect to principal, interest, premiums or other concepts which individually or jointly exceed US$1 million.

    If the subsidiaries Alusa S.A. or Indalum S.A. do not pay any debt or obligation (after three years from the effective date of the rescheduling) with respect to principal, interest, premiums or other concepts which individually or jointly exceed US$3.5 million.

    If the subsidiaries Ficap S.A. or Indeco S.A. do not pay any debt or obligation with respect to principal, interest, premiums or other concepts which individually or jointly exceed US$3.5 million, and provided that a request from the creditors has been made in writing, Ficap S.A. and Indeco S.A. will be liable to pay the whole of their outstanding debt immediately.

    If any judicial sentence rules against Madeco S.A. or any of its Principal Subsidiaries demanding the payment of US$3 million or more, and such amounts remain unpaid.

    If any judicial sentence rules against Madeco S.A. or any of its subsidiaries in which the result does not involve a monetary award but could still have an adverse effect on the company.

    If Madeco S.A. does not comply with covenants or negative covenants.

    Should for any reason Madeco S.A. cease to be included in the Securities Register of the Superintendency of Securities and Insurance.

    Should Madeco S.A. cease to hold directly or indirectly at least 51% of the common voting shares of its subsidiaries Indalum S.A., Indeco S.A. and Ficap S.A.

  Tax Contingency

As of December 31, 2004, the subsidiary Madeco S.A. has received notification of income tax differences for the tax years 2001, 2002 and 2003 relating to the first category income tax, tax refunds and additional tax for a total of ThCh 2,448,024 (value of the tax). Madeco's management has, through its legal advisers, begun the proceedings to counter the claims made by Chilean tax authorities.

In addition, for the 2004 tax year, Madeco S.A. is requesting a refund of ThCh$ 1,545,224, which corresponds to the remainder retained by the Chilean Internal Revenue Service of the ThCh$ 3,038,789 originally requested as part of a tax loss absorption.

Metal Overseas and Subsidiaries:

a) There are legal proceedings in Brazil against the previous owner of Ficap S.A., a subsidiary of Madeco S.A., dating from the time prior to Madeco S.A.'s ownership starting in 1997. It is believed that total damages would amount to approximately BR$ 6,950,000 equal to ThCh$1,459,430, Madeco S.A. has personal guarantees from the previous owner of Ficap S.A. to indemnify Madeco S.A. should the Brazilian subsidiary be affected by such legal actions.

Note 22 - Commitments and contingencies, continued

b) In 1999, the Company and Corning International Corporation ("Corning") created in Brazil Ficap Optel Ltda., a joint venture to produce, sell and distribute optical fiber cables. In 2001, Ficap Optel Ltda. changed its name to Optel Ltda. In 2002, the Company filed an arbitration claim in New York City before the American Arbitration Association against Corning, based on the allegation that Corning had tried to unjustifiably terminate the agreements it assumed with Madeco relating to Optel Ltda. Corning, in turn, made a counter-claim against the Company, seeking, among other things, that Corning be allowed to terminate its agreements with the Company.

In November 2003 Madeco was notified of the arbitration judgment which, amongst other issues, ruled that the investment agreement signed between the parties on June 12, 1999, and its amendments, be terminated. The judgment ruled the investment agreement null and void, resulting in the loss of Madeco's right to manage Optel Ltda. Finally, the judgment stated that the decision of Corning concerning the liquidation of Optel Ltda. must be respected. The Company therefore decided to make an allowance for its 50% holding in Optel Ltda.

Armat S.A.

a) As of December 31, 2004, the Company has litigation pending related to normal business activities, which, according to the Company's lawyers, do not involve risks of significant losses.

As of December 31, 2004, Armat S.A., a subsidiary of Madeco S.A., has lawsuits pending against it in relation to its normal course of business. The legal advisers of Armat S.A. believe there is no risk of significant losses.

Indalum S.A.

a) The Company has no lawsuits or other legal actions against it.

b) The following restrictions were established under negotiations carried out by Indalum S.A., a subsidiary of Madeco S.A., on December 29, 2003 with Banco de Chile, a related party, Banco de Crédito e Inversions, Banco Estado and Banco Security, to cover the period from that date until December 26, 2008.

c) Indalum must comply with the following covenants as of June 30 and December 31 of each year, on a consolidated basis:

  Debt ratio or leverage not to exceed 1.2.

  Minimum shareholders' equity equivalent to UF 1,630,000.

  Maintain the ownership of its property, plant and equipment necessary for the normal development of its operations and business and maintain its ownership of the subsidiary Alumco S.A.

Note 22 - Commitments and contingencies, continued

  May not pledge, mortgage or grant any charge or right over any property, plant and equipment of Indalum S.A. or its subsidiaries except for those over assets it acquires in the future and which are granted for financing their acquisition.

  May not grant guarantees to cover the compliance of any obligation, debt, liability or commitment contracted by a person other than Indalum S.A. or its subsidiaries, without the prior written consent of the creditors.

  Indalum may not pay or distribute dividends that exceed 30% of the net income for each year, without the prior written consent of the creditors.

  May not grant direct financing to third parties outside of the business. This shall not include the trade accounts receivable of Indalum S.A. with its customers nor loans to the executives and personnel of Indalum S.A. or its subsidiaries.

  In the event of the disposal of the real estate located at Aysén Street 244, Macul, Vitacura Street 2736, Office 301, Vitacura, and Santa Marta Street 1313, Maipú, the sales proceeds should be used to prepay the rescheduled obligations on a prorate basis. For this calculation, the principal amount of outstanding financial loans due to Madeco S.A. shall be added to the rescheduled obligations. For this purpose, financial debt shall be defined as the sum of all loans made by Madeco S.A., which amounted to ThCh$4,329,888 as of December 31, 2003.

  Indalum may repay the financial loan currently owed to its parent company Madeco S.A. only if it has paid all of the amounts due to the banks and has fully complied with the covenants and negative covenants assumed under the agreement, or that the proceeds come from the sale of the properties mentioned above.

  Madeco S.A. must directly and indirectly control Indalum S.A. during the term of the agreement or have a shareholding of at least 50.1% in the company.

As of December 31, 2004, Indalum S.A. has fully complied with these restrictions.

Alusa S.A.

a) Maintains a syndicated loan with Banco de Chile, a related party and Banco Estado for UF 300,000 as of December 31, 2004, for which it must comply with the following covenants:

  Maintain the following financial indicators based on its consolidated and unconsolidated financial statements: leverage (debt to equity) not to exceed 0.75 times (equity for these purposes being net of intangible assets and technical appraisals of assets).

  Minimum shareholders' equity of UF1,765,000.

  In the event of the disposal of the real estate properties located at Avda. Vicuña Mackenna 2935 and 2585, Alusa S.A. it must use at least 35% of the proceeds to prepay on a prorate basis the participant banks in the syndicated loan.

Note 22 - Commitments and contingencies, continued

  Alusa S.A. may not encumber its assets or give guarantees to creditors other than to the participant banks, without their prior written consent, unless such security is also granted in favor of the participant banks on the same terms and conditions and with equal degree of preference as to other creditors. Excluded from this prohibition is the collateral given by Alusa S.A. over assets it acquires in the future in order to cover the financing obtained for their acquisition.

  No accounts receivable with its Argentine subsidiary, Aluflex S.A. relating to non-business operations, except with the prior written consent of the participant banks. Business-related accounts receivable with Aluflex S.A., may not exceed US$600,000 except with the prior written consent of the participant banks.

  Alusa S.A. was in compliance with all of these covenants as of December 31, 2004.

b) As of December 31, 2004, the indirect subsidiary Alusa S.A. has received two notifications of taxes due, Nos. 372 and 373, (Value of tax ThCh$ 136,280) from the Chilean Internal Revenue Service. These notifications are pending of resolution.

On February 27, 2004, in accordance with the claim procedure contained in Title II of Decree Law 830 of the Tax Code, Alusa S.A. filed a complaint with the tax court (case number 10.073/2004), objecting to the notifications of taxes due from the Chilean Internal Revenue Service.

Note 22 - Commitments and contingencies, continued

Direct Guarantees
			Pledged Assets		Balances pending payment		Release of Guarantees
Creditor of Guarantee	Name	Type of guarantee	Type	Book value	2004	2003	2005	Assets	2006	Assets	2007	Assets
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Banco Santander Santiago	Alufoil S.A.	Mortage	Industrial plant	-	-	240,603	-	-	-	-	-	-
Banco Security	Alufoil S.A.		Industrial machinery	-	-	1,304,086	-	-	-	-	-	-
Banco de Chile	Alufoil S.A.	Leasing	Conering machine	-	-	65,795	-	-	-	-	-	-
Area Se/Bco. Santos/Inter-Atlantico/Banrisul/ABC Brazil	Ficap S.A.	Insurance	-	-	1,564,198	-	141,962	-	1,422,236	-	-	-
Sudameris	Ficap S.A.	Contract	-	-	1,170	58,491	1,170	-	-	-	-	-
Sudameris	Ficap S.A.	Contract	-	-	-	54,708	-	-	-	-	-	-
Safra	Ficap S.A.	Contract	-	-	51,444	109,426	51,444	-	-	-	-	-
Safra	Ficap S.A.	Fixed assets	-	-	490,980	415,266	490,980	-	-	-	-	-
Safra	Ficap S.A.	Fixed assets	-	-	-	93,724	-	-	-	-	-	-
Aguas Andinas S.A.	Madeco S.A.	Collateral	ThCh$	20,000	20,000	-	20,000	-	-	-	-	-
Casa de Moneda de Chile	Madeco S.A.	Collateral	ThCh$	702	702	-	702	-	-	-	-	-
Cía. Americana de Multiservicios	Madeco S.A.	Collateral	US$	24,638	24,638	-	24,638	-	-	-	-	-
Cía. Americana de Multiservicios	Madeco S.A.	Collateral	ThCh$	246,254	246,254	-	246,254	-	-	-	-	-
Cía. de Telecomunicaciones de Chile S.A.	Madeco S.A.	Collateral	US$	258,203	258,203	-	258,203	-	-	-	-	-
Cia. General de Electricidad	Madeco S.A.	Collateral	ThCh$	42,468	42,468	-	42,468	-	-	-	-	-
Corporación Nacional del Cobre	Madeco S.A.	Collateral	US$	4,174	4,174	4,199	4,174	-	-	-	-	-
Codelco División Norte	Madeco S.A.	Collateral	US$	-	-	255,412	-	-	-	-	-	-
Enami	Madeco S.A.	Collateral	ThCh$	500	500	-	500	-	-	-	-	-
Emel S.A.	Madeco S.A.	Collateral	ThCh$	5,000	5,000	-	5,000	-	-	-	-	-
The Treasury Department	Armat S.A.	Check	US$95.471.-	53,216	53,216	-	53,216	-	-	-	-	-
The Treasury Department	Armat S.A.	Check	US$100.907.-	56,245	56,245	-	56,245	-	-	-	-	-

Indirect Guarantees
Creditor of guarantee	Debtor	Type of guarantee	Pledge assets		Balances pending payment		Release of Guarantee
	Name		Type	Book value	2004	2003	2005	Assets	2006	Assets	2007	Assets

BankBoston	Ingewall S.A.	Guarantee bill	-	-	458,136	438,224	458,136	-	-	-	-	-

Note 23 - Non-operating income and expenses

Non-operating income and expenses for each year are summarized as follows:

	For the years ended December 31,
	2002	2003	2004
	ThCh$	ThCh$	ThCh$
Non-operating income:

Gain on sale of investments in other companies	-	7,555	6,232
Gain on sale of fixed assets	160,069	143,379	57,661
Recovery of tax benefits in foreign subsidiaries	276,286	499,067	41,794
Release of allowance for expenses related to Optel	-	-	591,334
Gain on sale of Alufoil trademarks	-	-	628,152
Other	-	97,497	128,418
Total	436,355	747,498	1,453,591

Non-operating expenses:

Obsolescence and write-offs of other long-term assets	1,733,958	1,722,652	374,974
Restructuring cost and severance indemnities	3,239,575	-	-
Adjustment to realizable value of assets held for sale (Note 10)	869,687	621,949	393,625
Allowance for closure and valuation on assets in foreign subsidiaries - Ingewall and Uruguay	2,744,399	495,213	76,427
Allowance for uncollectible debts	1,195,506	-	-
Provision for lawsuit settlement	334,407	47,143	45,351
Accrual for contingent liabilities and lawsuits	-	344,359	212,069
Valuation allowance for fixed and other assets - Argentina (1)	6,355,376	841,724	283,074
Depreciation of idle assets - Argentina (2)	3,366,276	2,033,744	2,242,660
Provision for subsidiary in liquidation Optel	-	5,040,422	-
Write-off of tax incentives and other credits - Brazil	382,834	-	-
Other	489,359	458,517	52,771
Total	20,711,377	11,605,723	3,680,951

(1) During the year ended December 31, 2002, the Company's management recorded a provision of ThCh$ 4,694,239 (historic value) for the Lamination plant (Lomas) of the indirect subsidiary Decker Indelqui S.A. as it had suspended production with no future restart anticipated. Additionally, a ThCh$1,445,843 (historic value) provision was accrued during the year ended December 31, 2002 for taxes recoverable from the Argentine Government, as they were considered to be more likely than not unrecoverable.

(2) Corresponds to depreciation of property, plant and equipment (Note 10) and unused assets (Note 13).

Note 24 - Balances and transactions with related parties

Balances with related companies at December 31 of each year are as follows:

a) Current assets
			As of December 31,
			2003	2004
Company	Nature of relationship	Nature of transaction	ThCh$	ThCh$

Cobrecon S.A.	Affiliated	Loan	176,356	32,179
Electromecánica Industrial S.A.	Related Party	Billing	3,843	18,432
Embotelladoras Chilenas Unidas S.A.	Common Shareholders'	Billing	227,170	95,282
Sodimac S.A.	Related Party	Billing	-	797,435
C.N.T Telefónica del Sur S.A.	Under Common Control	Billing	18,485	31,752
Calaf S.A.	Common Shareholders'	Billing	-	54,528
Alte S.A.	Related Party	Billing	22,665	41,414
Others related Companies	Various	Various	136,635	45,496
Total			585,154	1,116,518

b) Long-Term assets
			As of December 31,
			2003	2004
	Nature of relationship	Nature of transaction	ThCh$	ThCh$
Company
Cobrecon S.A.	Affiliated	Loan	-	108,968
Electromecánica Industrial S.A.	Related Party	Loan	252,573	252,195
Inversiones Ontario S.A.	Related Party	Loan	217,079	216,753
Total			469,652	577,916

c) Current Liabilities
			As of December 31,
			2003	2004
	Nature of relationship	Nature of transaction	ThCh$	ThCh$
Company
Colada Continua Chilena S.A.	Affiliated	Commercial	283,872	189,705
Minera Michilla S.A.	Shareholder	Commercial	84,002	58,073
Quiñenco S.A.	Parent Company	Loan	64,881	78,931
Others related Companies	Various	Various	58,437	21,143
Total			491,192	347,852

Liabilities with banks and financial institutions, long-term obligations maturing within a year, other payables, cash and leased property, plant and equipment, include balances of transactions are carried out with Banco de Chile S.A. and its related companies. Transactions with related companies are conducted under market conditions at prevailing rates on their realization dates.

Note 24 - Balances and transactions with related parties, continued

c) Current Liabilities, continued
  The current liabilities with Quiñenco S.A. (Parent Company) corresponds to a long-term loan at an interest rate of TAB + 1.75% (2.59% in 2003) maturing in March 2010.
  As of June 2004, balances receivable from Electromecánica Industrial S.A. do not accrue interest; as that Company is in a preventive judicial agreement. The Company has made all the relevant provision with respect to the recoverability of those balances.
  As of June 2004, balances receivable from Inversiones Ontario S.A. do not accrue interest; that Company is in judicial collections. The Company has made all the relevant provisions with respect to the recoverability of those balances. Other short-term receivable and payable balances correspond to mercantile current accounts and do not accrue interest.

d) Long-Term liabilities
			As of December 31,
			2003	2004
	Nature of relationship	Nature of transaction	ThCh$	ThCh$
Company
Quiñenco S.A.	Parent Company	Loan	7,642,529	7,631,094
Total			7,642,529	7,631,094

Note 24 - Balances and transactions with related parties, continued

d) Long-Term liabilities, continued

Significant transactions with related parties are summarized as follows:
		Revenue (Expenses) for the years-ended December 31,
	Transaction	2002	2003	2004
		ThCh$	ThCh$	ThCh$
Company
Alte S.A.	Services	-	(9,399)	-
	Sales of products and services	196,201	141,973	157,684
Banco de Chile (1)	Interest from investments	(328,349)	(278,717)	(373,678)
Calaf S.A.	Sales of products and services	-	-	92,375
CNT Telefónica del Sur S.A.	Sales of products and services	179,167	126,129	314,080
Colada Continua Chilena S.A.	Sales of products and services	5,966	82,548	36,273
Electromecánica Industrial S.A.	Sales of products and services	91,048	61,873	-
	Services	(32,073)	(48,415)	-
	Interest	16,004	14,832	-
Embotelladoras Chilenas Unidas S.A.	Sales of products and services	703,956	780,743	788,715
	Services	(4,682)	(6,070)	(7,734)
Sodimac	Sales of products and services	-	-	4,934,638
Minera el Tesoro	Sales of products and services	-	123,041	68,186
Minera los Pelambres S.A.	Sales of products and services	264,326	332,796	410,790
Minera Michilla S.A.	Sales of products and services	44,000	98,291	67,726
	Interest and expenses	-	(1,712)	(2,637)
Quiñenco S.A. (1)	Interest and expenses	(427,970)	(257,364)	(241,696)
Transportes CCU Ltda.	Sales of products and services	82,873	111,772	3,236
Viña San Pedro S.A.	Sales of products and services	59,565	61,065	88,303
Inmobiliaria Norte Verde S.A.	Services	-	(14,718)	(37,408)
Luchetti Chile S.A.	Sales of products and services	34,208	88,543	10,130
Peruplast S.A.	Purchase of inventories	44,871	64,550	-
Entel S.A.	Sales of products and services	39,787	20,616	8,487
	Services	(19,549)	(21,578)	(30,172)
Others	Various	21,194	26,133	25,701

(1) Banco de Chile is an related company under common control. Loans related to Banco de Chile are classified with Long-term debt and bonds payable (see Note 17).

In accordance with Article 89 of the Chilean Companies Act, the Company's transactions with related parties must be carried out on an "arm's length" or market basis.

Note 25 - Minority Interest

Minority interest is summarized as follows:
	As of December 31,
	2003	2004
	ThCh$	ThCh$
Balance Sheet
Alusa S.A.	8,497,530	8,682,058
Distribuidora Boliviana Indalum S.A.	9,837	-
Indalum S.A.	190,315	206,023
Indeco S.A.	1,488,585	1,442,305
Inversiones Alusa S.A.	1,400	1,754
Total	10,187,667	10,332,140
	As of December 31,
	2002	2003	2004
	ThCh$	ThCh$	ThCh$
Income Statement
Alusa S.A.	401,088	(516,793)	(604,216)
Distribuidora Boliviana Indalum S.A.	2,483	10,454	14,494
Indalum S.A.	(15,735)	(19,223)	(15,709)
Indeco S.A.	(103,374)	(67,007)	(214,842)
Optel Ltda.	1,783,124	-	-
Inversiones Alusa S.A.	276	(114)	(353)
Minority interest participation in net loss	2,067,862	(592,683)	(820,626)

Note 26 - Expenses for issuance and placement of shares and debt instruments

The expenses incurred and charged to shareholders' equity at December 31, 2004 from the issuance of 3,853,534,135 ordinary, single series, no-par value shares, registered in the Security Register on February 7, 2003 under No 679, are as follows:
	As of December 31,
	2003	2004
	ThCh$	ThCh$

Commission for capital stock issuance	842,997	113,944
Expenses for financial advice	29,964	-
Filing fee with SVS registry	7,364	-
Other expenses	2,283	-

Total expenses (1)	882,608	113,944

(1) Amounts presented as historic value

Note 27 - Derivative Contracts

At December 31, 2004 the detail of derivative contracts, recorded in conformity with Note 2 u), is as follows:
						As of December 31, 2004
Type (1)	Nominal amount	Period of maturity	Item	Sales / Purchase (2)	Hedged item	Amount	Effect in Income
	US$					US$	US$

FR	6,116,351	1st Quarter 05	Exchange rate	P	Inventory	6,116,351	(260,552)
FR	179,629	1st Quarter 05	Exchange rate	P	Loans	179,629	(9,896)
S	3,019,616	1st Quarter 05	Exchange rate	P	Loans	3,019,616	(169,113)
S	668,880	2nd Quarter 05	Exchange rate	P	Loans	668,880	(48,733)
S	692,045	3rd Quarter 05	Exchange rate	P	Loans	692,045	(38,306)

(1) FR = Forward, S = Swap

(2) S = Sales, P = Purchase

Note 28 - Subsequent events

On March 31, 2005, the Company and Corning International Corporation ("Corning") reached an agreement whereby Corning sold its 50% interest in Optel Ltda. to the Company for the nominal amount of R$1, thus avoiding the liquidation of Optel Ltda. In accordance with the purchase agreement, Corning executed a binding 2-year non-competition clause not to compete in the markets where Optel Ltda. currently operates. In addition, on March 31, 2005, the Company reached an agreement with two of Optel's principal creditors to forgive US$5.3 million of US$7.3 million indebtedness, and the difference was down-paid to the creditors. Consequently, Optel Ltda. extinguished in full its outstanding debt obligation with its two principal lenders.

Note 29 - Guarantees received from third parties

At December 31, 2003 and 2004, the Company holds the following guarantees from third parties:

			As of December 31,
			2003	2004
			ThCh$	ThCh$

Alucenter	Customer	MortageMortage	-	16,000
Angel Aravena	Customer	Lien	20,705	30,200
Arriaza Romo Luis Anjenol	Customer	Mortage	-	10,000
Business Recovery Ltda.	Customer	Lien	-	7,500
Carlos Navaja	Customer	Lien	-	9,796
Carlos Pizarro	Customer	Mortage	2,357	-
Cristales y Aluminios S.A.	Customer	Promissory note	-	165,031
Daniel Valverde	Customer	Industrial Lien	110,293	110,129
Digoval S.A.	Customer	Mortage	61,500	-
Elfle Comercial Ltda.	Customer	Mortage	-	70,000
Emp. Constructora NDS Ltda.	Customer	Bill of exchange	26,814	-
Ernesto Retamal	Customer	Mortage	-	2,736
Ferbras S.A.	Customer	Checks	123,000	120,000
Ind. Casali y Cia. Ltda.	Customer	Lien	-	30,000
Ind. Nac. De Piezas y Partes Metalur. Ltda.	Customer	Guarantee	-	38,086
Industria de Radiadores Gallardo Ltda.	Customer	Mortage	-	30,000
Ing. Plasticos Ltda.	Customer	Guarantee bill	-	20,000
Ingevec S.A.	Customer	Checks	8,393	-
Ingewall Chile S.A.	Customer	Bill of exchange	26,278	26,047
Inv. Payfa	Customer	Mortage	96,760	-
Ivan Maturana	Customer	Lien	-	2,000
Jorge Lagos	Customer	Given in settlement	159,099	-
Jorge Lopez	Supplier	Bill of exchange	49,547	49,473
Jose Miguel Prieto	Customer	Guarantee bill	77,484	286,204
Jose Miguel Prieto	Customer	Mortage	216,787	-
Juan C. Inostroza Carrasco	Customer	Checks	-	6,000
Juan Arbulo	Customer	Guarantee	88,691	-
Kitchen Pak Ltda.	Customer	Lien	-	81,203
Nelida Patricia olave Herrera	Customer	Collateral	-	6,600
Ruben Riojas	Customer	Lien	1,025	1,000
Sialum	Customer	Mortage	2,459	2,399
Soc. e Ing. y Construcción	Customer	Mortage	-	36,633
Soc.Comercial Liar	Customer	Mortage	-	40,033
Tito Alvarado	Supplier	Bill of exchange	88,449	87,673
Vitrotec	Customer	Lien	-	49,801

Total			1,159,641	1,334,544

As of December 31, 2004, the Company has a pledge issued by Inversiones Notario S.A. over 1,398 shares of its subsidiary Electromecanica Industrial S.A., which was established to guarantee payment of UF 27,982.31 in obligations corresponding to loans grated to those related companies.

Note 30 - Local and foreign currency

Local and foreign currency as of December 31, 2003 and 2004 is detailed as follows:

	As of December 31,
Currency of	2003	2004
Measurement	ThCh$	ThCh$

Cash	Non-indexed Chilean pesos	236,150	452,086
	US dollars	928,699	1,970,395
	Argentine pesos	294,007	120,632
	Brazilian real	469,720	147,601
	Peruvian sol	148,254	296,171
	Other currency	12,101	6,561
Time Deposits	Non-indexed Chilean pesos	1,127,582	296,456
	Indexed Chilean pesos	19,539,705	-
	US dollars	1,609,914	3,772,539
	Brazilian real	59,821	-
Marketable securities, net	Non	321,873	44,490
Trade accounts receivable, net	Non	13,677,621	15,367,563
	US dollars	13,070,528	16,138,407
	Argentine pesos	733,825	747,507
	Brazilian real	9,324,852	14,717,010
	Peruvian sol	231,214	225,793
	Euros	799,389	184,722
	Other currency	50,055	12,220
Notes receivable, net	Non-indexed Chilean pesos	4,752,916	4,072,647
	Indexed Chilean pesos	220,199	161,586
	US dollars	517,504	438,793
	Argentine pesos	387,089	503,569
	Other currency	74,951	37,805
Other receivables, net	Non-indexed Chilean pesos	364,917	463,150
	Indexed Chilean pesos	33,772	53,022
	US dollars	157,044	449,389
	Argentine pesos	375,455	216,230
	Brazilian real	817,356	646,123
	Peruvian sol	211,445	259,463
	Other currency	42,959	25
Due from related companies	Non-indexed Chilean pesos	401,653	1,054,720
	Indexed Chilean pesos	7,145	29,619
	US dollars	176,356	32,179
Inventories, net	Non-indexed Chilean pesos	18,051,888	40,353,139
	US dollars	30,590,781	4,488,018
	Argentine pesos	-	4,116,480
	Brazilian real	4,290,331	12,622,838
	Peruvian sol	652,727	9,171,223
	Other currency	389,041	-
Recoverable taxes	Non-indexed Chilean pesos	2,383,659	1,467,320
	Brazilian real	1,139,156	1,356,029
	Peruvian sol	-	459,657
	Other currency	181,885	200,941
Prepaid expenses	Non-indexed Chilean pesos	336,920	267,391
	Indexed Chilean pesos	625,716	54,293
	US dollars	8,666	-
	Argentine pesos	57,330	45,874
	Brazilian real	34,778	33,929
	Peruvian sol	34,667	36,546
	Other currency	14,253	697
Deferred taxes	Non-indexed Chilean pesos	1,102,178	544,023
	Argentine pesos	285,176	300,593
	Brazilian real	100,481	1,669,428
	Peruvian sol	54,094	-

Note 30 - Local and foreign currency, continued
	As of December 31,
Currency of Measurement	2003	2004
	ThCh$	ThCh$

Other current assets	Non-indexed Chilean pesos	8,044,689	10,293,036
	Indexed Chilean pesos	415,831	393,668
	US dollars	6,864,289	128,367
	Argentine pesos	49,332	113,247
	Brazilian real	1,371,818	128,827
	Peruvian sol	460,758	-
	Other currency	16,689	33,723
Current Assets		148,733,204	151,197,760

Land	Non-indexed Chilean pesos	3,601,961	3,634,158
	US dollars	7,891,411	6,456,960
Buildings and infrastructure	Non-indexed Chilean pesos	21,131,582	21,035,065
	US dollars	36,944,165	32,402,466
Machinery and equipment	Non-indexed Chilean pesos	86,864,787	87,681,432
	US dollars	129,835,889	114,382,296
Others fixed assets	Non-indexed Chilean pesos	20,593,539	20,725,305
	US dollars	9,086,526	8,680,528
Surplus on technical appraisal of PP&E	Non-indexed Chilean pesos	5,468,478	5,468,478
	US dollars	9,956,766	9,118,454
Depreciation (less)	Non-indexed Chilean pesos	(61,375,430)	(65,007,644)
	US dollars	(103,171,212)	(94,310,574)
Fixed Assets		166,828,462	150,266,924

Note 30 - Local and foreign currency, continued
	As of December 31,
Currency of Measurement	2003	2004
	ThCh$	ThCh$

Investments	Non-indexed Chilean pesos	1,428,243	1,428,655
	US dollars	6,783,323	6,181,205
	Peruvian sol	743,506	659,056
Investment in others companies	Non-indexed Chilean pesos	16,242	16,242
	Brazilian real	41,940	-
	Peruvian sol	13,618	12,471
Goodwill	Non-indexed Chilean pesos	1,401,108	1,273,473
	US dollars	24,125,554	20,480,482
Long term receivables	Non	2,078	322,039
	Indexed Chilean pesos	163,064	12,968
	US dollars	45,040	20,605
	Argentine pesos	29,105	18,473
	Brazilian real	235,452	401,836
Due from related companies	Indexed Chilean pesos	469,652	468,948
	US dollars	-	108,968
Long-term deferred taxes	Non-indexed Chilean pesos	269,722	104,974
	Argentine pesos	729,056	196,764
	Brazilian real	1,042,585	-
Intangibles	Non-indexed Chilean pesos	412,226	428,718
	US dollars	5,114	80,071
	Brazilian real	36,208	38,868
Amortization (less)	Non-indexed Chilean pesos	(114,414)	(209,205)
	US dollars	(752)	(16,436)
Others	Non-indexed Chilean pesos	3,361,617	3,011,769
	Indexed Chilean pesos	1,153,320	883,355
	US dollars	3,021,890	3,659,132
	Argentine pesos	1,123,794	762,517
	Brazilian real	412,755	1,098,522
	Other currency	4,973	1,117
Others Assets		46,956,019	41,445,587

Total Assets		362,517,685	342,910,271

Note 30 - Local and foreign currency, continued
Current liabilities	Currency of measurement	90 days				90 days to 1 year
		2003		2004		2003		2004
		ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %

Short-term liabilities with banks.	Non-indexed Chilean pesos	5,418,253	5.96	1,243,264	3.85	227,125	5.5	-	-
Short-term liabilities with banks.	US dollars	3,256,323	2.07	7,716,387	4.08	1,962,273	4.53	3,062,198	4.07
Short-term liabilities with banks.	Argentine pesos	-	-	9,387	9	-	-	-	-
Short-term liabilities with banks.	Brazilian real	3,827,566	20.58	3,730,771	21.37	1,942,992	20.37	1,848,409	20.82
Long-term liabilities with banks.	Indexed Chilean pesos	333,340	0.08	-	-	3,268,070	6.34	3,122,091	2.75
Long-term liabilities with banks.	Non-indexed Chilean pesos	-	-	-	-	-	-	258,426	1.31
Long-term liabilities with banks.	US dollars	555,468	2.91	21,336	-	1,121,290	2.68	457,263	2.13
Long-term liabilities with banks.	Other currency	27,839	17	38,118	14.75	134,442	17	987,598	16.68
Bonds payable	Indexed Chilean pesos	-	-	-	-	27,580,743	6.33	3,918,184	5
Long-term obligations with 1 year expiry	Indexed Chilean pesos	193,826	6	211,686	4.1	508,494	5.8	614,754	4
Long-term obligations with 1 year expiry	Non-indexed Chilean pesos	-	-	18,941	5	-	-	58,262	5
Long-term obligations with 1 year expiry	US dollars	-	-	463	8.1	-	-	1,448	8.1
Dividends payable	Non-indexed Chilean pesos	32,396	-	2,544	-	-	-	-	-
Accounts payable	Indexed Chilean pesos	45,154	-	22,374	-	-	-	-	-
Accounts payable	Non-indexed Chilean pesos	4,977,539	-	7,110,608	-	130,431	-	-	-
Accounts payable	US dollars	3,536,174	-	5,162,160	-	191,621	-	-	-
Accounts payable	EUROS	22,814	-	113,328	-	-	-	-	-
Accounts payable	Argentine pesos	259,718	-	247,918	-	-	-	653	-
Accounts payable	Peruvian Sol	41,654	-	28,472	-	-	-	-	-
Accounts payable	Other currency	6,433	-	27,300	-	-	-	-	-
Notes payable	Non-indexed Chilean pesos	605,167	-	84,039	-	430,500	-	-	-
Notes payable	US dollars	5,612,580	-	6,649,560	0.08	70,210	-	-	-
Notes payable	Argentine pesos	1,903	-	40,927	-	-	-	-	-
Notes payable	Brazilian real	1,841,001	-	2,385,076	-	-	-	-	-
Other payables	Indexed Chilean pesos	2,384	-	2,037	-	-	-	-	-
Other payables	Non-indexed Chilean pesos	94,984	-	60,845	-	8,169	-	-	-

Note 30 - Local and foreign currency, continued
Current liabilities, continued	Currency of measurement	90 days				90 days to 1 year
		2003		2004		2003		2004
		ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %
Other payables	US dollars	184,387	-	2,077,606	-	-	-	97,513	12.97
Other payables	Argentine pesos	13,167	-	13,577	-	-	-	-	-
Other payables	Brazilian real	48,073	-	9,420	-	-	-	-	-
Other payables	Peruvian Sol	305,824	-	224,697	-	-	-	-	-
Notes and accounts payable	Non-indexed Chilean pesos	394,041	-	268,921	-	-	-	-	-
Notes and accounts payable	US dollars	32,270	-	-	-	-	-	-	-
Notes and accounts payable	Indexed Chilean pesos	64,881	-	78,931	-	-	-	-	-
Accrued and other liabilities	Non-indexed Chilean pesos	2,397,451	-	3,432,285	-	288,376	-	209,455	-
Accrued and other liabilities	Indexed Chilean pesos	424,904	-	1,522,357	-	-	-	-	-
Accrued and other liabilities	US dollars	1,799,369	-	641,896	-	-	-	-	-
Accrued and other liabilities	Argentine pesos	745,768	-	591,229	-	-	-	53,148	-
Accrued and other liabilities	Brazilian real	1,356,385	-	1,284,624	-	-	-	-	-
Accrued and other liabilities	Peruvian Sol	381,387	-	654,041	-	-	-	-	-
Accrued and other liabilities	Other currency	18,613	-	-	-	-	-	-	-
Withholdings	Non-indexed Chilean pesos	671,738	-	644,552	-	-	-	-	-
Withholdings	Argentine pesos	112,831	-	205,116	-	-	-	-	-
Withholdings	Brazilian real	578,022	-	952,998	-	-	-	-	-
Withholdings	Other currency	4,699	-	305	-	-	-	-	-
Withholdings	Peruvian Sol	104,973	-	105,209	-	-	-	-	-
Unearned income	Non-indexed Chilean pesos	1,580,693	-	99,048	-	-	-	-	-
Unearned income	Argentine pesos	29,217	-	4,812	-	-	-	-	-
Unearned income	Peruvian Sol	26,596	-	2,508	-	-	-	-	-
Unearned income	US dollars	-	-	32,290	-	-	-	-	-
Other current liabilities	Argentine pesos	375,354	-	370,341	-	-	-	-	-
Other current liabilities	Brazilian real	162,842	-	663,136	-	-	-	-	-
Other current liabilities	Non-indexed Chilean pesos	111,453	-	116,679	-	-	-	-	-

Total Current Liabilities		42,617,454		48,924,119		37,864,736		14,689,402

Note 30 - Local and foreign currency, continued
Item	Currency of Measurement	1 to 3 years		3to 5 years		5 to 10 years		More than 10 years
		Amount	Rate %	Amount	Rate %	Amount	Rate %	Amount	Rate %
		ThCh$		ThCh$		ThCh$		ThCh$

Long-term liabilities with banks	Indexed Chilean pesos	14,780,921	3.15	20,666,386	3.22	11,441,740	3.21	-	-
	Non-indexed Chilean pesos	1,000,542	3.62	-	-	-	-	-	-
	US dollars	7,170,927	3.89	6,307,254	4.26	4,130,699	4.26	-	-
Bonds payable	Indexed Chilean pesos	8,240,584	5.00	9,085,245	5.00	10,016,483	5.00	-	-
Notes payable	US dollars	5,246	12.25	-	-	-	-	-	-
Other receivables	Indexed Chilean pesos	1,214,575	3.58	974,221	2.77	2,685,603	2.77	881,023	2.77
	Non-indexed Chilean pesos	130,396	-	-	-	-	-	-	-
	US dollars	74,206	2.53	-	-	-	-	-	-
Due to related companies	Indexed Chilean pesos	-	-	-	-	7,631,094	3.21	-	-
Accrued expenses	Non-indexed Chilean pesos	164,326	1.03	42,165	7.00	74,775	7.00	742,203	6.48
	Indexed Chilean pesos	82,160	5.48	60,952	7.00	108,091	7.00	519,704	7.00
	Brazilian real	943,664	-	-	-	-	-	-	-
	Other currency	6,480	-	-	-	-	-	-	-
	Argentine pesos	348,693	-	-	-	-	-	-	-
Others liabilities	Argentine pesos	921,714	-	-	-	-	-	-	-
Total		35,084,434	-	37,136,223	-	36,088,485	-	2,142,930	-

Note 30 - Local and foreign currency, continued

Long term liabilities 2003
Item	Currency of Measurement	1 to 3 years		3to 5 years		5 to 10 years		More than 10 years
		Amount	Rate %	Amount	Rate %	Amount	Rate %	Amount	Rate %
		ThCh$		ThCh$		ThCh$		ThCh$

Long-term liabilities with banks.	Indexed Chilean pesos	7,210,923	4.70	20,922,662	3.88	22,544,000	2.62	-	-
	US dollars	4,434,913	3.77	5,165,336	3.41	8,814,898	3.41	-	-
.	Other currency	77,647	17.00	-	-	-	-	-	-
Bonds payable	Indexed Chilean pesos	7,453,637	7.25	8,573,594	7.25	15,335,216	7.25	-	-
	US dollars	67,690	10.39	-	-	-	-	-	-
Other receivables	Indexed Chilean pesos	1,739,643	5.97	915,319	6.20	2,844,133	6.20	1,040,486	6.20
	US dollars	180,474	9.37	-	-	-	-	-	-
Due to related companies	Indexed Chilean pesos	-	-	-	-	7,642,529	2.59	-	-
Accrued expenses	Non-indexed Chilean pesos	305,256	1.39	32,371	7.00	57,406	7.00	656,019	6.42
	US dollars	50,935	-	-	-	-	-	-	-
	Indexed Chilean pesos	236,363	5.41	173,136	7.00	307,040	7.00	1,476,248	7.00
	Brazilian real	442,554	-	-	-	-	-	-	-
	Other currency	11,660	-	-	-	-	-	-	-
	Argentine pesos	335,164	-	-	-	-	-	-	-
Others liabilities	Argentine pesos	1,542,332	-	-	-	-	-	-	-
Total		24,089,191		35,782,418		57,545,222		3,172,753

Note 31 - Sanctions

The Company and its directors have not been the subject of sanctions by the SVS nor by any other administrative authorities.

Note 32- Differences between Chilean and United States Generally Accepted Accounting Principles

The following is a description of the significant differences between accounting principles as prescribed by the Superintendency of Securities and Insurance and accounting principles generally accepted in Chile (collectively "Chilean GAAP"), and accounting principles generally accepted in the United States of America ("U.S. GAAP").

  Differences in measurement methods

The principal differences between Chilean GAAP and US GAAP are described below together with an explanation, where appropriate, of the method used in the determination of the adjustments that affect net income and total shareholders' equity. References below to "SFAS" are to Statements of Financial Accounting Standards issued by the Financial Accounting Standards Board in the United States of America.

  Inflation accounting

  Pursuant to Chilean GAAP, the Company's financial statements recognize certain effects of inflation (see Note 2 b). In addition, the Company translates the accounting records of its subsidiaries abroad to Chilean pesos from US dollars in accordance with Technical Bulletin No. 64, "Accounting for Investments Abroad", (see Note 2 s). In the opinion of the Company, this foreign currency translation methodology forms part of the comprehensive basis of preparation of price-level adjusted financial statements required by Chilean GAAP. Inclusion of inflation and the effects of translation in the accompanying consolidated financial statements under the Chilean accounting standards in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean economy even though the cumulative inflation rate for the last three years does not exceed 100%. Accordingly, and as allowed pursuant to Form 20-F, these effects have not been eliminated in the reconciliation to U.S. GAAP included under paragraph (1.p) below.

  Revaluation of property, plant and equipment

  In accordance with standards issued by the SVS, certain property, plant and equipment are recorded in the financial statements at amounts determined in accordance with a technical appraisal. The difference between the carrying value and the revalued amount is included as part of Property, plant and equipment and in "Other reserves" within shareholders' equity, and is subject to adjustments for price-level restatement and depreciation. Revaluation of property, plant and equipment is not allowed under US GAAP, therefore, the effects of the reversal of this revaluation, as well as of the related accumulated depreciation and depreciation expense is included in paragraph (1.p) below. Certain revaluations presented in the financial statements were recorded as part of purchase accounting adjustments under Chilean GAAP and therefore were not eliminated.

  Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

  Deferred income taxes

Under Chilean GAAP, until December 31, 1999, deferred income taxes were recorded based on non-recurring timing differences between the recognition of income and expense items for financial statement and tax purposes. Accordingly, there was an orientation toward the income statement focusing on differences in the timing of recognition of revenues and expenses in pre-tax accounting income and taxable income. At the time, Chilean GAAP also permitted not providing for deferred income taxes where a deferred tax asset or liability was either offsetting or not expected to be realized.

Starting January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No. 60 and its related amendments issued by the Chilean Association of Accountants, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities. As a transitional provision, a contra (referred to as "complementary") asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such complementary asset or liability is being amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

Under US GAAP, companies must account for deferred taxes in accordance with SFAS No. 109 "Accounting for Income Taxes" ("SFAS 109"), which requires an asset and liability approach for financial accounting and reporting of income taxes, under the following basic principles:

    A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss carryforwards.

    The measurement of deferred tax liabilities and assets is based on the provisions of the enacted tax law. The effects of future changes in tax laws or rates are not anticipated.

    The measurement of deferred tax assets are reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

Temporary differences are defined as any difference between the financial reporting basis and the tax basis of an asset and liability that at some future date will reverse, thereby resulting in taxable income or expense. Temporary differences ordinarily become taxable or deductible when the related asset is recovered or the related liability is settled. A deferred tax liability or asset represents the amount of taxes payable or refundable in future years as a result of temporary differences at the end of the current year.

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

  Deferred income taxes, continued

The principal differences between US GAAP and Chilean GAAP relate to:

    The reversal of the complementary assets and liabilities recorded as a transitional provision for unrecorded deferred taxes as of January 1, 2000 and their corresponding amortization into income, and

    Accounting for deferred tax effects related to US GAAP adjustments.

The effect of these differences on the net income and shareholders' equity of the Company is included in paragraph (1.p) below. Additional disclosures required under SFAS 109 are further described in paragraph (2.b) below.

  Goodwill

Under Chilean GAAP, prior to the implementation of Technical Bulletin No. 72, ("BT 72") which is mandatory for periods beginning after December 31, 2003, the excess of cost over the net book value of a purchased company was recorded as goodwill and amortized to income over a maximum period of twenty years. Amortization of goodwill may be accelerated if the acquiring company generates sufficient income to absorb the additional amortization in any given year. BT 72 requires using fair value of acquired assets and liabilities for the accounting for all acquisitions after January 1, 2004 and consequently after that date difference in accounting treatment related to the recognition of assets acquired and liabilities assumed between Chilean GAAP and US GAAP no longer exists.

Under US GAAP, in a business combination accounted for under the purchase method of accounting, the acquired company's identifiable assets and liabilities are recorded at fair values to give effect to the purchase price paid by the acquiring company. If, after the assets and liabilities of the acquired company have been adjusted to their fair value at the acquisition date, the purchase price exceeds the amount of such fair value, the excess is recorded as goodwill and, prior to the implementation of SFAS No. 142 "Goodwill and other Intangible Assets" ("SFAS 142"), was amortized to expense over the period of benefit, to a maximum life of 40 years. If the fair value of net assets exceeds the purchase price, such excess reduces the fair value of the acquired long-term non-monetary assets (principally property, plant and equipment).

The Company adopted SFAS 142 as of January 1, 2002. SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination. Under the new standard, beginning January 1, 2002, all goodwill, including that acquired before initial application of the standard, and indefinite-lived intangible assets are not amortized, but must be tested for impairment at least annually based on the fair value at the reporting unit level.

No impairment losses were recorded as a result of this test in 2002 as the result of the Company's annual impairment test in December, 2002.

In the year ended December 31, 2004, the Company has performed the annual impairment test of goodwill required by the standard and determined that there was no impairment for either Chilean GAAP or US

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

  Goodwill, continued

GAAP. In the year ended December 31, 2003, the Company performed its annual impairment test which resulted in the recognition under US GAAP of a write - off of ThCh$6,086,450, related to a goodwill impairment in its Wire and Cable Unit, specifically for the Ficap plant in Brazil. The goodwill for the wire and Cable unit prior to the impairment charge was ThCh$28,114,203 and, after the impairment charge, ThCh$22,027,753. The effect of this difference is included in the reconciliation to US GAAP under paragraph (1.p) below.

The following effects are included in the net income and shareholders' equity reconciliation to US GAAP under paragraph (1.p) below:

      Differences in the amount of the impairment under US GAAP related to basis differences in the original determination and subsequent amortization methodology between Chilean GAAP and US GAAP;

      the reversal of goodwill amortization recorded under Chilean GAAP.

A summary of the changes in the Company's goodwill under US GAAP during the years ended December 31, 2004 and 2003, by segment of operation is as follows:
	Goodwill under US GAAP
	January 1, 2002	Acquisitions	Goodwill reclassified to Investment (1)	Impairments	Currency translation adjustment	December 31, 2002
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Wire and Cable	33,245,911	-	-	-	2,078,157	35,324,068
Flexible Packaging	1,064,186	-	-	-	31,027	1,095,213
Profiles	1,106,637	-	-	-		1,106,637
Total	35,416,734	-		-	2,109,184	37,525,918

	Goodwill under US GAAP
	January 1, 2003	Acquisitions	Goodwill reclassified to Investment (1)	Impairments	Currency translation adjustment	December 31, 2003
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Wire and Cable	35,324,068	-	(1,577,998)	(6,086,450)	(5,631,867)	22,027,753
Flexible Packaging	1,095,213	-	-	-	(95,289)	999,924
Profiles	1,106,637	-	-	-	-	1,106,637
Total	37,525,918	-	(1,577,998)	(6,086,450)	(5,727,156)	24,134,314

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

  Goodwill, continued
	Goodwill under US GAAP
	January 1, 2004	Acquisitions	Goodwill reclassified to Investment (1)	Impairments	Currency translation adjustment	December 31, 2004
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Wire and Cable	22,027,753	-	-	-	(2,189,880)	19,837,873
Flexible Packaging	999,924	-	-	-	(34,447)	965,477
Profiles	1,106,637	-	-	-	-	1,106,637
Total	24,134,314	-		-	(2,224,327)	21,909,987

    Since 2003, Optel Ltda ,.is not consolidated due to loss of control and have begun accounting for this investment using the equity-method investee (see Note 11).

  Minimum dividend

  As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the holders of issued and subscribed shares, the Company must distribute a cash dividend in an amount equal to at least 30% of its net income for each year as determined in accordance with Chilean GAAP, unless and except to the extent the Company has unabsorbed prior year losses. Net income related to the amortization of negative goodwill can only be distributed as an additional dividend by the approval of the shareholders, and accordingly, is not included in the calculation of the minimum dividend to be distributed. Under Chilean GAAP dividend amounts are only recorded in the period in which the dividend is declared, whereas under US GAAP absent shareholder approval to the contrary such amounts represent a liability. No liability has been recorded in the reconciliation in paragraph (1.p) since the Company had unabsorbed prior year losses under Chilean GAAP.

  Employee severance indemnities

  For Chilean GAAP purposes, the Company and some subsidiaries record a provision for severance indemnities when rights to such benefits have been formally guaranteed to employee groups. These severance indemnity plans are unfunded. These obligations are recorded using the present value of the liability determined at the end of each year based on the current salary and number of years of service of each employee, as described in Note 2 o). Under U.S. GAAP the undiscounted value of that benefit payable currently is recorded using the shutdown method, consistent with the accounting criteria applied by its parent company, Quiñenco. This difference in accounting for staff severance benefits between Chilean and US GAAP is included in the reconciliation to US GAAP under paragraph (1.p) below.

  Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

  Revenue recognition

  Under Chilean GAAP, revenue is recognized when goods are delivered to customers or services are rendered. Revenue which the Company has billed and collected in advance is deferred until the related goods are delivered. Under U.S. GAAP and in accordance with Staff Accounting Bulletins 104, or "SAB 104", revenue is realized or realizable and earned, when 1) "Persuasive evidence of an arrangement exists", 2) "The seller's price is fixed or determinable", 3) "Collection of the revenue is reasonably assured", and 4) "Delivery has occurred". Delivery is considered to have occurred when title has been taken by the customer and risks and rewards of ownership of the products are assumed by the customer. As of December 31, 2002, the Company had certain export sales for which delivery had not occurred and therefore income should not have been recognized for US GAAP purposes. The effect of the difference is shown under paragraph (1.p) below.

  Provision for restructuring costs

During 1999 and 2002, the Company recorded provisions related with the restructuring of a portion of its operations. The provisions were mainly related to future relocation of plant facilities and termination indemnity payments. Under US GAAP, such provision must be recorded in the period in which the liability is incurred.

Subsequent payments were expensed an as of December 31, 2004, no adjustment existed for this concept under US GAAP.

The effect of the difference is shown under paragraph (1.p) below.

  Derivative instruments and hedging activities

The Company is exposed to the impact of interest rate changes, foreign currency fluctuations and changes in the market values of its investments. In the normal course of business, the Company has established policies and procedures to manage its exposure to changes in interest rates, foreign currencies and the fair market value of certain of its investments in debt and equity securities using a variety of financial instruments.

It is the Company's policy to enter into foreign currency and interest rate transactions and other financial instruments only to the extent considered necessary to meet the objectives stated above.

Under Chilean GAAP, foreign forward exchange contracts and swaps have been recorded on the balance sheet in accordance with Technical Bulletin No. 57 issued by the Chilean Association of Accountants, as follows:

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

  Derivative instruments and hedging activities, continued

  Forward contracts not qualifying for hedge accounting are recorded at the closing spot exchange rate and gains and losses are included in earnings as "Other non-operating income and expenses."

  Derivatives that are designated and effective as hedges of existing assets or liabilities are recorded at fair value, together with the item being hedged based on the closing spot rate. If the net change in fair values of the derivative instrument and the hedged item results in a loss, the net difference is recorded in the operating income. If the net variation on the fair value of the derivative instrument and the hedge item results in a gain, the net difference on the fair value is recorded as unrealized gains as a balance sheet deferral.

  Contracts that are designated as hedges of future cash flows or forecasted transactions must be marked-to-market based on the closing spot rate, with any variation in the fair value recorded as unrealized gains or losses in the income statement.

Under US GAAP, the Company records all derivatives on the balance sheet at fair value, including certain derivative instruments embedded in other contracts. However, the accounting for changes in fair value of the derivative instrument depends on whether the derivative instrument qualifies as a hedge. The standards also require formal documentation procedures for hedging relationships and effectiveness testing when hedge accounting is to be applied. If the derivative instrument does not qualify as a hedge, changes in the fair value are reported in earnings when they occur. If the derivative instrument qualifies as a hedge, the accounting treatment varies based on the type of risk being hedged.

While the Company enters into derivatives for the purpose of mitigating its global interest and foreign currency risks, these operations do not meet the strict documentation requirements to qualify for hedge accounting under U.S. GAAP. Due to the short-term nature of all derivative instruments held by the Company as of December 31, 2003 and 2004, the difference between Chilean GAAP and US GAAP is not material to the Company's financial position and results of its operations. Current Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts and therefore they are not reflected in the financial statements. For U.S. GAAP purposes, certain implicit or explicit terms included in host contracts that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument, must be separated from the host contract and accounted for at fair value. The Company separately measures embedded derivatives as freestanding derivative instruments at their estimated fair values recognizing changes in earnings when they occur. Currently the only host contracts and instruments that the Company has, which have implicit or explicit terms that must be separately accounted for at fair value, are raw materials sale and purchase contracts. The effect of accounting for embedded derivatives is not material to the Company's financial position and results of its operations and therefore was not included in the reconciliation to US GAAP under paragraph (1.p) below.

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

  Share issuance expenses

  For Chilean GAAP purposes, share issuance expenses may be expensed or recorded in shareholders' equity. For U.S. GAAP purposes, these amounts are offset against the paid-in capital recorded as a result of the share issuance. For the year ended December 31, 2002, the Company recorded share issuance expenses in the income statement; however, no adjustment to U.S. GAAP was made because the difference was not significant. For the years ended December 31, 2003 and 2004 share issuance expenses were recorded in equity for both Chilean and US GAAP purposes.

  Reversal of impairment loss for Chilean GAAP

  Under Chilean GAAP, during 2001 the Company recorded a provision for impairment of fixed assets related to its plants in Argentina. During the year ended December 31, 2002, the Company reassessed this impairment provision based on an improvement in the economic situation in Argentina and reversed ThCh$6,928,047. For US GAAP purposes, SFAS 144 does not allow the reversal of impairment losses. Therefore, the provision amount reversed for Chilean GAAP purposes appears as a reconciling item in the US GAAP reconciliation under paragraph (1.p) below.

  For the year ended December 31, 2003 and 2004, the Company reversed for US GAAP purposes the depreciation related to the assets included in the reversed impairment under Chilean GAAP.

  Allowance for recoverable taxes

  At December 31, 2003, under Chilean GAAP Madeco S.A. provided for the amount of the tax refund resulting from the 2003 tax loss carryforward, given the fact that, at the date of issuance of the Chilean GAAP financial statements, the tax refund requested for the prior year had not been received, as it was under review by the Chilean Internal Revenue service and based also on the uncertainty of the recovery of that refund.

  In June, 2004, the Chilean Internal Revenue Service authorized the partial refund of the request submitted for 2003 amounting to ThCh$1,557,379. Under US GAAP purposes, the partial refund represented a subsequent event to the issuance of the Chilean GAAP financial statements that provided additional evidence with respect to conditions that existed at the date of the balance sheet. As a result, considering this information that became available prior to the issuance of the financial statements included in the 2003 Form 20-F, the reconciliation to US GAAP included this change in the allowance for doubtful recovery of such tax loss carryforward based on the new evidence available. Under Chilean GAAP, this refund was recorded during the year ended December 31, 2004.

  Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

  Stock option plan

At the Extraordinary Meeting of Shareholders held on November 14, 2002, the shareholders approved the Madeco stock option plan, which was adopted by the Company's Board of Directors on January 28, 2003. The 2003 Incentive Plan authorized the issuance of up to 493,334,000 shares of the Company's Common Stock upon the exercises of stock options.

On April 24, 2003, the Company granted stock options to certain employees in the total amount of 182,147,724 shares. These options were granted at fair market value on the date of grant.

The options were exercisable from September 30, 2004 assuming the employee continued service to that date.

The options exercise period was from September 30, 2004 to November 30, 2004, assuming the employee continued service to that date, with an exercise price of Ch$24 per share. As is described in Note 20 c) and is stated as follows:

At an Extraordinary Shareholders' Meeting held on December 22, 2004, it was agreed to modify the placement value of remaining 311,186,276 shares destined to such compensation plans, setting a price of Ch$ 60 per share.

A summary of stock option activity for the Plan is as follows:

	For the Year Ended December 31,
	2003	2004
	Number	Number

Authorized at beginning of period	493,334,000	493,334,000
Cancelled during the period	-	-
Exercised during the period	-	182,147,724
Authorized at end of period	493,334,000	311,186,276

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

  Stock option plan, continued

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
Proforma net loss for the years ended December 31, 2003
ThCh$

Net loss attributable to common shareholders, as reported	(20,152,182)
Add: Stock based employee compensation expense included in reported net loss, net of tax related effects	-
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(3,913,767)
Pro-forma net loss	(24,065,949)
Pro-forma loss per share	(7.05)
As reported	(8.43)

The per share weighted-average fair value of stock options granted during 2003 was ThCh$25.89. Such amount was determined using the Black-Scholes option pricing model with the following weighted-average assumptions: 2003 - expected dividend yield of 0%, risk-free rate of 18 months, volatility of 27.16%.

  Minority Interest

  The effects on the minority interest of the US GAAP adjustments in subsidiaries that are not wholly-owned by the Company have been reflected in Minority interest and are included in paragraph (1.p) below.

  Leaseback contracts

  As described in Note 10, from time to time the Company enters into sales leaseback transactions, through which the Company maintains the active use of the property in consideration for making rental payments. Under US GAAP, the property leased back must be used during the lease term in the seller-lessee's business, and any subleasing of the leased back property must be minor. Otherwise the sale and lease do not qualify as a sale-leaseback. Subleasing is considered minor if the present value of the sublease rental payments is not more than 10% of the fair value of the property sold. If the present value of the sublease rental payments exceeds 10%, the transaction must be accounted for as a financing lease with no sales recognition. The effect of differences in recognition criteria do not result in material differences between Chilean and US GAAP and have not been included in the reconciliation to net income and shareholders' equity under paragraph (1.p) below.

  Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

  Summary of Income Statement and Shareholder's Equity differences

The adjustments to reported consolidated net income (loss) required to conform with US GAAP are as follows:
	For the years ended December 31,
	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Net (loss) income in accordance with Chilean GAAP	(41,571,672)	(17,152,682)	8,512,367
Reversal of depreciation on revaluation increment of fixed assets (par. 1b)	117,200	117,227	(17,775)
Deferred income taxes (par. 1c)	1,367,875	(516,234)	567,684
Amortization of goodwill (par. 1d)	2,378,192	1,832,446	1,741,449
Employee severance indemnities (par. 1f).	1,118,908	(1,065,860)	(358,310)
Revenue recognition (par. 1g)	(666,025)	748,243	-
Provision for restructuring costs (par. 1h)	(1,423,128)	(506,885)	(433,888)
Derivative instruments (par. 1i)	426,469	163,586	-
Reversal of impairment loss (par. 1k)	(6,928,047)	757,048	728,139
Allowance for recoverable taxes (par.1l)	-	1,557,379	(1,557,379)
Impairment of goodwill Ficap (par.1d)	-	(6,086,450)	-
Minority interest (par.1n)	-	-	397,187

Net (loss) income in accordance with US GAAP	(45,180,228)	(20,152,182)	9,579,474

Other comprehensive income
Foreign currency translation adjustment, net of taxes	12,072,899	(31,139,428)	(9,802,034)

Comprehensive loss in accordance with US GAAP	(33,107,329)	(51,291,610)	(222,560)

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

  Summary of Income Statement and Shareholder's Equity differences, continued

The following is a reconciliation of consolidated Shareholder's Equity differences under Chilean GAAP to the corresponding amounts under US GAAP:
	As of December 31,
	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Shareholder's Equity in accordance with Chilean GAAP	102,704,733	151,258,244	158,512,538
Reversal of revaluation of property, plant and equipment (par. 1b)	(2,802,250)	(2,685,700)	(2,703,475)
Deferred income taxes (par. 1c)	(4,982,172)	(5,499,610)	(4,912,149)
Amortization of goodwill (par. 1d)	2,860,965	4,694,102	5,730,034
Employee severance indemnities (par. 1f)	(2,336,028)	(3,402,452)	(3,760,762)
Revenue recognition (par. 1g)	(748,062)	-	-
Provision for restructuring costs (par. 1h)	940,545	433,888	-
Derivative instruments (par. 1i)	(163,545)	-	-
Reversal of impairment loss (par. 1k)	(6,928,047)	(6,172,671)	(3,770,666)
Allowance for recoverable taxes (par. 1l)	-	1,557,379	-
Impairment of goodwill Ficap (par.1d)	-	(6,086,450)	(5,574,001)
Minority interest (par.1n)	-	-	396,340

Shareholder's Equity in accordance with US GAAP	88,546,139	134,096,730	143,917,859

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

  Summary of Income Statement and Shareholder's Equity differences

The following summarizes the changes in shareholders' equity under U.S. GAAP during the years ended December 31, 2003 and 2004:
	As of December 31,
	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Balance at January 1,	120,791,735	88,546,139	134,096,730
Capital increase	861,733	96,842,201	10,157,633
Cumulative Translation Adjustment	12,072,899	(31,139,428)	(9,802,034)
Shares' issuance costs	-	-	(113,944)
Net (loss) Income for the year	(45,180,228)	(20,152,182)	9,579,474
Balance at December 31,	88,546,139	134,096,730	143,917,859

  Additional disclosure requirements

  Earnings (loss) per share
	For the years ended December 31,
	2002	2003	2004
	Ch$	Ch$	Ch$

Basic loss (Income) per share (U,S, GAAP)	(115.66)	(7.05)	2.27
Basic loss (Income) per share (Chilean GAAP)	(106.43)	(6.00)	2.02

Weighted average number of common stock
outstanding (in thousands)	390,614	2,857,098	4,221,196

  There are no requirements to provide earnings per share disclosures under Chilean GAAP, The earnings per share figures disclosed above for both US GAAP and Chilean GAAP purposes have been calculated by dividing the respective earnings (loss) amounts in accordance with US GAAP and Chilean GAAP, respectively, by the weighted average number of common shares outstanding during the year, The Company has not issued convertible debt or equity securities nor does it have other common stock equivalent securities outstanding, Consequently, there are no potentially dilutive effects on the earnings per share of the Company.

  Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

  Income taxes

The provision for income taxes charged to the results of operations determined in accordance with US GAAP is as follows:
	For the years ended December 31, 2002
	Chile	Argentina	Peru	Brazil	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Current income taxes as determined under Chilean GAAP	-	-	(850,026)		(850,026)
Deferred income taxes as determined under Chilean GAAP	2,389,591	13,181	(30,560)	(70,757)	2,301,455

Subtotal	2,389,591	13,181	(880,586)	(70,757)	1,451,429
US GAAP adjustments:
Deferred tax effects applying SFAS No, 109	300,721	2,424,816	-	(203,136)	2,522,401
Deferred tax effects of US GAAP adjustments	1,034,878	(2,046,403)	-	(143,001)	(1,154,526)

Expense (benefit) for the year under US GAAP	3,725,190	391,594	(880,586)	(416,894)	2,819,304

	For the years ended December 31, 2003
	Chile	Argentina	Peru	Brazil	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Current income taxes as determined under Local GAAP	(7,980)	-	(651,681)	-	(659,661)
Deferred income taxes as determined under Local GAAP	(465,674)	(205,207)	(31,835)	(269,845)	(972,561)
Subtotal	(473,654)	(205,207)	(683,516)	(269,845)	(1,632,222)
US GAAP adjustments:
Deferred tax effects applying SFAS No, 109	(131,394)	264,967	-	228,214	361,787
Allowance for recoverable taxes	1,557,379	-	-	-	1,557,379
Deferred tax effects of US GAAP adjustments	87,143	(797,828)	-	(167,336)	(878,021)

Expense (benefit) for the year under US GAAP	1,039,474	(738,068)	(683,516)	(208,967)	(591,077)

	For the years ended December 31, 2004
	Chile	Argentina	Peru	Brazil	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current income taxes as determined under Local GAAP	(90,825)	-	(1,717,067)	(115,374)	(1,923,266)
Deferred income taxes as determined under Local GAAP	153,702	(243,457)	(65,298)	536,073	381,020

Subtotal	62,877	(243,457)	(1,782,365)	420,699	(1,542,246)
US GAAP adjustments:
Deferred tax effects applying SFAS No, 109	276,924	264,967	(35,120)	-	506,771
Recoverable taxes	(1,557,379)	-	-	-	(1,557,379)
Deferred tax effects of US GAAP adjustments	60,913	-	-	-	60,913

Expense (benefit) for the year under US GAAP	(1,156,665)	21,510	(1,817,485)	420,699	(2,531,941)

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

  Income taxes, continued

Deferred tax assets (liabilities) as of December 31, 2003 are as follows:
	As of December 31, 2003
	SFAS No, 109 applied to Chilean GAAP	SFAS No, 109 applied to U.S. GAAP adjustments	SFAS No, 109 U.S. GAAP Balance
	ThCh$	ThCh$	ThCh$
Deferred tax assets
Allowance for doubtful debts	1,921,972	-	1,921,972
Tax losses	12,244,365	-	12,244,365
Valuation provision	(20,894,241)	(3,056,884)	(23,951,125)
Vacation provision	120,509	-	120,509
Provision for the sale of PP&E	140,177	-	140,177
Deferred currency exchange gains and losses	156,695	-	156,695
Provision for Decker impairment	-	2,160,435	2,160,435
Provision for Brazil investment goodwill	9,147,214	-	9,147,214
Provision for expendable assets	336,592	-	336,592
Provision for inventories	718,822	-	718,822
Provision for uncollectable short and long-term receivables	1,405,912	-	1,405,912
Provision for PP&E	13,940	-	13,940
Restructuring cost	-	73,761	73,761
Provision for unused PP&E	547,106	-	547,106
Other	1,026,472	(66,217)	960,255
Gross deferred tax assets	6,885,535	(888,905)	5,996,630

Deferred tax liabilities
Leased assets and Depreciation	2,103,756	4,976,124	7,079,880
Fabrication expenses	493,049	-	493,049
Staff Severance Indemnities	401,887	(401,887)	-
Indemnifications	142,066	-	142,066
Difference in the investment of bonds		-
Other	161,485	36,468	197,953
Gross deferred tax liabilities	3,302,243	4,610,705	7,912,948

Net assets (liabilities) deferred taxes	3,583,292	(5,499,610)	(1,916,318)

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

  Income taxes, continued

Deferred tax assets (liabilities) as of December 31, 2004 are as follows:
	As of December 31, 2004
	SFAS No, 109 applied to Chilean GAAP	SFAS No, 109 applied to U.S. GAAP adjustments	SFAS No, 109 U.S. GAAP Balance
	ThCh$	ThCh$	ThCh$
Deferred tax assets
Allowance for doubtful debts	1,495,143	-	1,495,143
Tax losses	20,827,042	-	20,827,042
Valuation provision	(28,902,472)	(1,319,733)	(30,222,205)
Vacation provision	109,918	-	109,918
Provision for the sale of PP&E	232,613	-	232,613
Deferred currency exchange gains and losses	508,799	-	508,799
Provision for Decker impairment	-	1,319,733	1,319,733
Provision for Brazil investment goodwill	7,888,668	-	7,888,668
Provision for expendable assets	62,464	-	62,464
Provision for inventories	687,597	-	687,597
Provision for uncollectable short and long-term receivables	541,444	-	541,444
Provision for PP&E	360,808	-	360,808
Provision for unused PP&E	497,514	35,860	533,374
Other	1,374,991	75,217	1,450,208
Gross deferred tax assets	5,684,529	111,077	5,795,606

Deferred tax liabilities
Leased assets	1,679,663	5,467,374	7,147,037
Staff Severance Indemnities	383,664	(383,664)	-
Fabrication expenses	485,175		485,175

Indemnifications	35,898		35,898
Difference in the investment of bonds	175,433	-	175,433
Other	108,914	(60,484)	48,430
Gross deferred tax liabilities	2,868,747	5,023,226	7,891,973

Net assets (liabilities) deferred taxes	2,815,782	(4,912,149)	(2,096,367)

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

  Income taxes, continued

The provision for income taxes (tax benefit) differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate to pretax loss as a result of the following differences:
	For the years ended December 31,
	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Pretax (loss) income in accordance with US GAAP	(47,999,532)	(19,561,105)	12,111,415

Statutory tax rate	16.0%	16.5%	17.0%

Statutory tax rate applied to pretax loss (Income)	7,679,925	3,227,583	(2,058,941)

Effect on tax and financial equity restatement (1)	2,798,787	606,540	425,423
Non-taxable income	(4,064)	1,733,804	(161,495)
Non-deductible expenses	(4,161,527)	(3,188,988)	1,468,997
Adjustments for application of BT 64	(1,912,539)	4,982,309	3,007,361
Other local taxes	344,599	174,100	-
Foreign taxes in excess of domestic rate	(553,223)	(258,077)	(1,373,924)
Valuation allowance	(1,207,517)	(7,984,981)	(3,199,271)
Other	(165,137)	116,633	(640,091)

At effective tax rate	2,819,304	(591,077)	(2,531,941)

(1) This item corresponds to the difference in the basis used for the price-level restatement calculation of shareholder's equity for financial and tax purposes.

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

  Income taxes, continued

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate return basis and not on a consolidated basis.

Tax loss carryforwards for the year ended December 31, 2004 are as follows:
Country	2005	2006	2007	2008	2009	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Argentina	6,889,793	3,081,533	6,315,997	81,917	12,687,277	29,056,517
Brazil (1)	-	-	-	-	-	10,267,630
Chile (1)	-	-	-	-	-	48,556,282
Total	6,889,793	3,081,533	6,315,997	81,917	12,687,227	87,880,429

(1) Tax-loss carry forwards do not expire in these countries.

  Concentration of credit risk

  Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash investments and trade accounts receivable.

  The Company maintains cash and cash equivalents, marketable securities, and certain other financial instruments with various financial institutions. These financial institutions are located in Chile and other parts of the world, and the Company's policy is designed to limit exposure to any institution. The Company performs periodic evaluations of the relative credit standing of these financial institutions as part of its investment strategy.

  Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base located in Chile, Argentina, Brazil and Peru. The Company's credit risk customer base sales in this region approximately amounted to 79.48% and 77.40% as of December 31, 2003 and 2004 respectively. As of these dates, no customer has outstanding receivables of more than 10%. Furthermore, the Company does not require collateral or security for its accounts receivable.

  .

  Collective bargaining agreements

  As of December 31, 2004, approximately 67.28% of the Company's employees are covered by collective bargaining agreements. Of the employees covered by collective agreements, 30.83% of the collective agreements will expire within one year.

  Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

  Lease commitments

  The Company leases certain property under long-term non-cancelable leases, which are accounted for as capital leases. The related future minimum lease payments as of December 31, 2004 were as follows:

As of December 31, 2004
ThCh$

2005	905,554
2006	833,724
2007	565,505
2008	480,357
2009	493,864
Due after 5 years	3,566,626
Total	6,845,630

  Operating lease and related future minimum payments as of December 31, 2004 are presented as follows:

As of December 31, 2004
ThCh$

Due within 1 year	153,707
Due after 1 year but within 2 years	106,694
Due after 2 years but within 3 years	103,642
Due after 3 years but within 4 years	-
Due after 4 years but within 5 years	-
Due after 5 years	-
Total	364,043

  The operating lease paid for the year ended December 31, 2004 was ThCh$319,588.

  Advertising Costs

  The Company expenses advertising costs when the related advertising has been published or aired. Advertising expenses amounted to ThCh$249,083, ThCh$526,462 and ThCh$505,644 for the years ended December 31, 2002, 2003 and 2004, respectively.

  Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

  Fair value of financial instruments

The accompanying tables provide disclosure of the estimated fair value of financial instruments owned by the Company. Carrying values are based under Chile GAAP. The following methods and assumptions were used to estimate the fair value of each class of financial instruments at December 31, 2003 and 2004, for which it is practicable:

Cash and Cash Equivalent- Cash and Cash Equivalent is stated at the carrying amount, which is equivalent to fair value.

Marketable securities - The fair value of marketable securities is based on quoted market prices.

Long-term accounts receivable - As substantially all of the Company's long-term accounts receivable bear interest rates at variable rates, and these interest rates are stated at current market rates, the carrying value of the long-term accounts balance approximates fair value.

Short-term and long-term debt - The fair value of short-term and long-term debt was based on rates currently available to the Company for debt with similar terms and remaining maturities.

Other current liabilities - This category consists of current liabilities whose carrying value approximates their fair value. The derivative contracts' fair value is based on market-prices at December 31, 2003, and 2004 respectively.

Other current assets - The fair value of these derivative contracts is based on market price.

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

  Fair value of financial instruments, continued

  The following represent the company's required disclosures regarding the fair value of financial instruments under US GAAP as of December 31, 2003 and 2004,

	As of December 31,
	2003		2004
	Carrying	Fair	Carrying	Fair
	Amount	value	Amount	Value
	ThCh$	ThCh$	ThCh$	ThCh$
Assets:
Cash	2,088,931	2,088,931	2,993,446	2,993,446
Time deposits and marketable securities	22,658,895	22,658,895	4,113,485	4,113,485
Other current assets	-	-	5,764,640	5,764,640
Financial assets:
Investments in other companies	71,800	71,800	28,713	28,713
Long-term accounts receivable	474,739	474,739	775,921	775,921
Short-term debt:
Short-term bank borrowings (includes current portion of long-term liability)	22,074,981	23,323,093	22,495,248	22,420,033
Current portion of bonds payable	27,580,743	27,580,743	3,918,184	3,959,158
Current portion of long-term liabilities	702,320	702,320	905,554	905,554
Other current liabilities	160,213	160,213	623,556	623,556
Long-term debt:
Bonds payable	31,362,447	31,300,319	27,342,312	28,293,347
Long-term bank borrowings:
Long-term liabilities	69,170,379	64,801,980	65,498,469	65,279,468
Derivative financial instruments	153,800	153,800	526,600	526,600

  Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

  Restrictions which limit the payment of dividends by the registrant

  As stated in Note 22, the Company has subsidiaries that must abide by certain financial ratios and covenants that require minimum equity levels or that contain other characteristics that restrict the transfer of assets to the parent company. The amounts of Madeco's proportionate share of restricted net assets in consolidated subsidiaries as of December 31, 2004 are as follows:

Legal Entity	Proportionate Share of Restricted Net Assets
ThCh$
Alusa S.A.	23,216,865
Indalum S.A.	27,989,686

  The amount of consolidated retained earnings which represents undistributed earnings of investees accounted under the equity method as of December 31, 2004 is ThCh$ 523,537.

  Comprehensive income (loss)

  The Company presents comprehensive income and its components with the objective to report a measure of all changes in shareholders' equity that result from transactions and other economic events of the period other than transactions with owners ("comprehensive income"). Comprehensive income is the total net income and other non-owner equity transactions that result in changes in net equity.

  The following represents accumulated other comprehensive income balance, for the years ended December 31, 2002, 2003 and 2004:
	As of December 31, 2002
	Foreign currency translation adjustment related to foreign subsidiaries	Chilean GAAP cumulative translation adjustment	Effect of US GAAP adjustments on cumulative translation adjustment	Accumulated Other Comprehensive Income (Loss)

Beginning balance	31,351,598	-	-	31,351,598
Credit (charge) for the period	-	12,072,899	-	12,072,899
Ending balance	31,351,598	12,072,899	-	43,424,497

  Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

  Comprehensive income (loss), continued

	As of December 31, 2003
	Foreign currency translation adjustment related to foreign subsidiaries	Chilean GAAP cumulative translation adjustment	Effect of US GAAP adjustments on cumulative translation adjustment	Accumulated Other Comprehensive Income (Loss)

Beginning balance	43,424,497	-	-	43,424,497
Credit (charge) for the period	-	(31,139,428)	-	(31,139,428)
Ending balance	43,424,497	(31,139,428)	-	12,285,069

	As of December 31, 2004
	Foreign currency translation adjustment related to foreign subsidiaries	Chilean GAAP cumulative translation adjustment	Effect of US GAAP adjustments on cumulative translation adjustment	Accumulated Other Comprehensive Income (Loss)

Beginning balance	12,285,069	-	-	12,285,069
Credit (charge) for the period	-	(11,301,761)	1,499,727	(9,802,034)
Ending balance	12,285,069	(11,301,761)	1,499,727	2,483,035

  Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

  Classification of expenses

  Under Chilean GAAP, the following expenses and income are classified as non-operating expenses whereas under US GAAP they would be classified as operating expenses:
	Charge/(credit)
	For the years ended December 31,
	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Gain of sale of fixed assets	(160,068)	(143,379)	(57,661)
Amortization of goodwill	2,383,510	1,889,815	1,741,449
Staff Severance Indemnities	2,309,873	-	-
Write-off of obsolete plant and equipment	1,733,958	1,722,652	374,974
Labor lawsuits	334,407	47,143	45,351
Adjustment to realizable value of property, plant and equipment held for sale	869,687	621,949	393,625
Allowance for doubtful uncollectible accounts	1,195,506	-	-
Depreciation of inactive assets (Argentina)	3,366,276	2,033,744	2,242,660
Write-off tax incentives and other credits (Brazil)	382,833	-	-
Legal expenses	929,703	120,380	-
Write-off of property, plant and equipment (Argentina)	4,858,537	503,883	81,262
Write-off of other assets (Argentina)	3,711,890	337,841	201,812
Pending lawsuit	-	344,359	212,069
Provision for subsidiary investment and expenses	-	5,040,422	-
Allowance for valuation of assets in foreign subsidiaries (Ingewall and Uruguay)	529,348	495,213	76,427
Other	489,360	338,137	52,771

Total	22,934,820	13,352,159	5,364,739

  Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

  Reclassifications for US GAAP purposes

The condensed consolidated Statement of Operations for the years ended December 31 under US GAAP are presented as follows:

	For the years ended December 31,
	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Sales	265,334,607	243,607,682	324,034,957
Costs of sales	(261,235,835)	(224,474,879)	(279,968,242)
Gross Margin	4,098,772	19,132,803	44,066,715
Administrative and selling expenses	(28,287,593)	(22,633,788)	(22,595,824)
Operating income	(24,188,821)	(3,500,985)	21,470,891
Non-operating income and expenses, net	(25,845,834)	(15,435,015)	(8,913,024)
Net income before income taxes and minority interest	(50,034,655)	(18,936,000)	12,557,867
Income taxes	2,819,304	(591,077)	(2,531,941)
Equity in participation on loss of related companies, net	(32,739)	(32,422)	(23,013)
Income before minority interest	(47,248,090)	(19,559,499)	10,002,913
Minority interest	2,067,862	(592,683)	(423,439)
Net (loss) Income for the year	(45,180,228)	(20,152,182)	9,579,474

Other comprehensive income (loss):
Gain (loss) on hedge of the foreign currency exposure of net investment in foreign operations	12,072,899	(31,139,428)	(11,301,761)
Cumulative translation adjustment	-	-	1,499,727
Comprehensive loss	(33,107,329)	(51,291,610)	(222,560)

Certain reclassifications would be made to the Chilean GAAP balance sheet in order to present Chilean GAAP amounts in accordance with presentation requirements under US GAAP.

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

  Balance sheet reclassifications for US GAAP purposes, continued

  The following are summarized balance sheets of the Company using a US GAAP presentation and amounts determined in accordance with US GAAP:

	As of December 31,
	2003	2004
	ThCh$	ThCh$

Current assets	142,110,255	146,253,257
Property, plant, and equipment	322,516,732	303,111,001
Accumulated depreciation of property, plant and equipment	(164,546,642)	(159,318,218)
Property, plant, and equipment, net	157,970,090	143,792,783
Goodwill, net	24,134,314	21,909,987
Other assets	23,728,894	19,575,385
Total assets	347,943,553	331,531,412

Current liabilities	76,409,859	63,464,919
Long-term liabilities	127,249,297	114,212,834
Minority interest	10,187,667	9,935,800
Shareholders' equity	134,096,730	143,917,859
Total liabilities and shareholders' equity	347,943,553	331,531,412

  Current Assets: At December 31, 2003 and 2004 for US GAAP purposes the Bond discount for ThCh$390,815 and ThCh$148,602 respectively, would have been classified to current liabilities, and at December 31, 2003 and 2004 for US GAAP purposes the fixed assets held for sale for ThCh$6,397,708 and ThCh$4,795,901, respectively, would have been classified to long term assets.

  Current liabilities: At December 31, 2003 for US GAAP purposes, certain current portions of long term debt in the amount of approximately ThCh$3,338,589, would have been classified to long term liabilities, based on the successful completion of a financial restructuring of 14 creditors debt in March of 2003 and syndicated loan agreement signed for the subsidiary Indalum S.A. executed on December 29, 2003.

  Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

  Cash flows information

  The statement of cash flow under Chilean GAAP differs in certain aspects from the presentation of the same statement under US GAAP, as follows:
	For the years ended December 31,
	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Cash provided by operating activities under Chilean GAAP	12,834,341	(5,825,405)	4,750,809

Cash provided by operating activities under US GAAP	12,834,341	(5,825,405)	4,750,809

Cash provided by (used in) financing activities under Chilean GAAP	(3,287,087)	34,212,669	(22,591,535)

Cash provided by (used in) financing activities under US GAAP	(3,287,087)	34,212,669	(22,591,535)

Cash used in investing activities under Chilean GAAP	(5,749,089)	(31,275,303)	24,513,571
Purchase of investments	-	(321,873)	-

Cash used in investing activities under US GAAP	(5,749,089)	(31,597,176)	24,513,571

  The detail of cash and cash equivalents in US GAAP is a follows:

	As of December 31,
	2003	2004
	ThCh$	ThCh$

Cash in banks	2,088,931	2,993,446
Time deposits	3,145,817	4,068,995
Marketable securities	-	44,490
Securities purchased under agreements to resell	-	5,764,640

Total	5,234,748	12,871,571

  The Company held Securities purchased under agreements to resell in the amount of ThCh$9,330,947, as of December 31, 2003 which would be classified as restricted cash for US GAAP (not included in the above table or as cash or cash equivalents in the U.S. GAAP or Chilean GAAP cash flow statement for the year ended December 31, 2003).

  Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued
  Segment Reporting

Madeco provides disclosures in accordance with Statement of Financial Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") which establishes standards for reporting information about operating segments in annual financial statements as well as related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial statement information is available and is evaluated regularly by the chief operating decision maker in making decisions about allocating resources and assessing performance. As a result of a thorough strategic and operational analysis conducted during the first half of 1999, Madeco was reorganized into four principal segments based on its production processes. The four business segments are wire and cable, brass mills, flexible packaging and aluminum. Before this reorganization, the Company's business was divided into the telecommunications, construction, energy, mining, industry and consumer product are packing segments.

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

Flexible Packaging

The Company's Flexible Packaging segment manufactures flexible packaging for use in the packaging of large scale consumer products, as well as aluminum foil and plastic wrap, for both commercial and home use. The Company has flexible packaging operations in Chile and Argentina. In Peru, the subsidiary Alusa also has a 25% interest in two Peruvian operations, Peruplast and Tech Pak, although these investments are not included in the segment data reviewed by the chief operating decision maker.

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued
  Segment Reporting, continued

Aluminum

The Company's aluminum segment manufactures aluminum siding used principally in the construction sector for window frames, door frames, external and internal hardware fixtures, and customized goods for the production of industrial durable goods.

Segment Reporting

Disclosure of segment data and a reconciliation of the total amounts reported by reportable segments to the consolidated amounts in the financial statements is as follows:
	For the year ended December 31, 2004
	Wire and	Brass	Flexible
	Cable	Mills	Packaging	Aluminum	Unallocated	Elimination	Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Sales to external customers	166,269,045	84,026,792	45,117,625	28,621,495	-	-	324,034,957
Intersegment sales	29,080,630	10,183,930	494	-	-	(39,265,054)	-
Total revenues	195,349,675	94,210,722	45,118,119	28,621,495	-	(39,265,054)	324,034,957
Depreciation expense	5,535,912	2,471,835	2,118,783	658,408	-	-	10,784,938
Operating income (loss)	10,492,487	8,159,387	3,187,126	3,337,014	-	-	25,176,014

Identifiable assets at December 31, 2004	181,459,279	65,593,247	57,715,768	37,652,798	489,179	-	342,910,271
Capital expenditures	1,530,198	426,531	3,910,182	570,272	-	-	6,437,183

	For the year ended December 31, 2003
	Wire and	Brass	Flexible
	Cable	Mills	Packaging	Aluminum	Unallocated	Elimination	Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Sales to external customers	113,290,447	57,580,606	42,780,502	29,956,127	-	-	243,607,682
Intersegment sales	20,528,440	6,268,437	4,189	-	-	(26,801,066)	-
Total revenues	133,818,887	63,849,043	42,784,691	29,956,127	-	(26,801,066)	243,607,682
Depreciation expense	6,007,283	2,564,929	2,148,756	628,324	-	-	11,349,292
Operating income (loss)	(1,044,992)	1,482,764	3,339,163	3,866,256	-	-	7,643,191

Identifiable assets at December 31, 2003	180,963,215	73,378,735	58,295,148	34,904,245	14,976,342	-	362,517,685
Capital expenditures	364,993	414,512	2,376,233	410,052	-	-	3,565,790

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued
  Segment Reporting, continued
	For the year ended December 31, 2002
	Wire and	Brass	Flexible
	Cable	Mills	Packaging	Aluminum	Unallocated	Elimination	Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Sales to external customers	135,680,315	58,540,976	41,951,957	29,079,238	-	-	265,252,486
Intersegment sales	14,442,298	2,463,229	635	109	-	(16,906,271)	-
Total revenues	150,122,613	61,004,205	41,952,592	29,079,347	-	(16,906,271)	265,252,486
Depreciation expense	7,598,306	2,483,025	2,518,703	633,157	-	-	13,233,191
Operating income (loss)	(3,031,051)	1,100,097	2,329,208	3,745,322	-	-	4,143,576

Identifiable assets at December 31, 2002	213,996,213	76,158,900	62,238,346	37,266,426	1,727,513	-	391,387,398
Capital expenditures	980,325	468,128	4,735,202	441,203	-	-	6,624,858

  The following represents sales data for the years ended December 31, 2002, 2003 and 2004 and property, plant and equipment information by geographic area as of December 31, 2003 and 2004:
				Property, plant
	Sales			and equipment
	2002	2003	2004	2003	2004
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	149,684,351	149,118,061	189,178,892	76,285,864	73,536,794
Brazil	73,570,178	52,316,936	71,913,209	46,982,653	40,956,984
Argentina	15,503,375	16,755,279	22,119,227	30,398,792	23,752,148
Peru	26,494,582	25,417,406	40,823,629	13,161,153	12,020,998
Total	265,252,486	243,607,682	324,034,957	166,828,462	150,266,924

  The Company did not have any customers which accounted for 10% or more of consolidated revenues during 2002, 2003 and 2004.

  Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued
  Recent accounting pronouncements

Conditional Asset Retirement Obligations

In March 2005 the Financial Accounting Standards Board (FASB) published FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations". Interpretation 47 will result in (a) more consistent recognition of liabilities relating to asset retirement obligations, (b) more information about expected future cash outflows associated with those obligations, and (c) more information about investments in long-lived assets, because additional asset retirement costs will be recognized as part of the carrying amounts of the assets.

Interpretation 47 clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. Interpretation 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.

Interpretation 47 is effective for fiscal years ending after December 15, 2005. The Company is in process of analyzing the impact of the Interpretation on its results of operations and financial position.

Stock Based Compensations

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. The Company is required to adopt SFAS 123R, beginning January 1, 2006. Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

  Recent accounting pronouncements, continued

Stock Based Compensations, continued

methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. The Company is evaluating the requirements of SFAS 123R and expects that the adoption of SFAS 123R will have an impact on its consolidated results of operations and earnings per share. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However had the Company adopted Statement 123(R) in prior periods the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income an earnings per share in Note 32 1m). to our consolidated financial statements.

In February 2004, the International Accounting Standards Board (IASB), issued International Financial Reporting Standard (IFRS) 2, Share-based Payment. IFRS 2 requires that all entities recognize an expense for all employee services received in share-based payment transactions, using a fair-value-based method that is similar in most respects to the fair-value-based method established in Statement 123 and the improvements made to it by this Statement. The Company is in the process of analyzing the impact of the IFRS on its results of operations and financial position,

Inventory cost

The FASB issued Statement of Financial Accounting Standards No.151 (SFAS 151), "Inventory Costs - an amendment of ARB No. 43, Chapter 4", which clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as a current period expense. In addition, SFAS 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after 15 June 2005. The Company is in process of analyzing the impact of this Statement on its results of operations and financial position

Note 33 - Recent Developments

On March 31, 2005, Madeco purchased Corning's 50% share of Optel Ltda. Obtaining complete control of Optel and avoiding its liquidation.

* * * * *