Form 20-F
period 2005-12-31
MADECO SA
filed 2006-06-29
CIK 899296

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F
  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

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

Common Stock, without par value...................... 5,348,390,129

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  []   No  [x]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  []    No  [x]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  [x]    No  []

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer  []    Accelerated Filer  []    Non accelerated filer [x]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  []    Item 18  [x]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  []    No  [x]

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

ITEM 12. Description of Securities Other than Equity Securities *

PART II *

ITEM 13. Defaults, Dividend Arrearages and Delinquencies *

ITEM 14. Material Modifications of the Rights of Security Holders and Use of Proceeds *

ITEM 15. *

ITEM 16. *

PART III *

ITEM 17. Financial Statements *

ITEM 18. Financial Statements *

ITEM 19. Exhibits *

PRESENTATION OF INFORMATION

Madeco S.A. is a sociedad anónima abierta (open stock corporation) organized under the laws of the Republic of Chile ("Chile"). In this Annual Report on Form 20-F (the "Annual Report"), unless otherwise specified, all references to "Madeco" or the "Company" are to Madeco S.A. together with its consolidated subsidiaries and references to "Madeco Chile" include only Madeco S.A. The fiscal year for the Company ends on December 31 of each year. Madeco prepares its financial statements in Chilean pesos and in conformity with Chilean generally accepted accounting principles, or "Chilean GAAP". Chilean GAAP as applied to Madeco differs in certain important respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). See Note 32 to Madeco's audited consolidated financial statements (together with the notes thereto, the "Consolidated Financial Statements") for the years ended December 31, 2003, 2004 and 2005 (with the exception of the Balance Sheet, which is included only as of December 31, 2004 and 2005), contained elsewhere in this Annual Report, for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income or loss and total shareholders' equity for the periods and as of the dates therein indicated. Unless otherwise specified, financial data for all periods included in the Consolidated Financial Statements and elsewhere throughout this Annual Report have been restated in constant Chilean pesos as of December 31, 2005 (which is further explained in Note 2 to the Consolidated Financial Statements). For clarity of presentation, certain amounts represented in U.S. dollars and Chilean pesos, as well as percentages, have been rounded. As a result, certain totals may not directly reflect the sum of their components.

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

(2) See "Item 4. Information on the Company - History and Development of the Company - History" and "Item 8. Financial Information - Legal Proceedings".

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

PART I

ITEM 1. Identity of Directors, Senior Management and Advisers

Not applicable

ITEM 2. Offer Statistics and Expected Timetable

Not applicable

ITEM 3. Key Information

Selected Financial Data

The following table presents selected consolidated financial information for the Company as of the dates and for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements of the Company included elsewhere herein. The Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. Note 32 to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company and includes a reconciliation of net income or loss for the years ended December 31, 2003, 2004 and 2005 and shareholders' equity as of December 31, 2004 and 2005 to U.S. GAAP.

For clarity of presentation, certain amounts represented in U.S. dollars and Chilean pesos, as well as percentages, have been rounded. As a result, certain totals may not directly reflect the sum of their components.

Financial information as of and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 is presented below in constant pesos of December 31, 2005.
	Year ended December 31,
	2001	2002	2003	2004	2005
	(in millions of constant Ch$ as of December 31, 2005)*
Income Statement Data (Chilean GAAP)
Net sales	366,211	274,801	252,378	335,700	365,487
Operating income	11,768	4,293	7,918	26,082	27,840
Non-operating income	6,511	2,438	1,998	2,504	3,407
Non-operating expense	(59,948)	(44,398)	(27,289)	(17,060)	(14,297)
Price-level restatement and currency translation	(14,580)	(9,053)	1,847	(260)	(2,752)
Income tax	(462)	1,503	(1,691)	(1,598)	(1,467)
Net income (loss)	(55,273)	(43,069)	(17,770)	8,819	12,014

	Year ended December 31,
	2001	2002	2003	2004	2005
	(in millions of constant Ch$ as of December 31, 2005)*
Income Statement Data (U.S. GAAP)
Net sales	376,072	270,576	248,115	331,799	365,250
Operating income (loss)	(24,906)	(25,476)	(3,817)	22,034	26,389
Non-operating income and expenses	(16,237)	(17,681)	(15,945)	(9,867)	(10,990)
Income taxes	(5,910)	2,808	(625)	(2,397)	(822)
Net income (loss) from continuing operations	(60,869)	(47,097)	(20,997)	9,456	14,071
Net income (loss) from discontinuing operations	208	291	119	468	(1)
Net income (loss) ..............	(60,661)	(46,806)	(20,878)	9,924	14,070

Per share (Chilean GAAP)
Number of shares as of December 31 (in thousands)	386,000	405,511	4,120,088	4,441,193	5,348,390
Net income (loss) per share	(143.19)	(106.21)	(4.31)	1.99	2.25
Dividend per share in Ch$ (1)	-	-	-	-	-
Dividend per ADS in US$ (1)	-	-	-	-	-

Per share (US GAAP)
Number of shares, weighted average (in thousands)	386,000	390,614	2,857,098	4,221,196	4,317,188
Earnings (loss) per share from continuing operations (US GAAP)	(157.69)	(120.57)	(7.35)	2.24	3.26
Earnings per share from discontinued operations (US GAAP)	0.54	0.74	0.04	0.11	-
Earnings (loss) per share (US GAAP)	(157.15)	(119.83)	(7.31)	2.35	3.26
Earnings (loss) per share (Chilean GAAP), weighted average	(143.19)	(110.26)	(6.22)	2.09	2.78

Balance Sheet Data (Chilean GAAP)
Current assets	164,728	129,524	154,087	156,703	158,922
Fixed assets	220,642	215,774	172,834	155,677	144,864
Total assets	446,521	405,477	375,569	355,255	344,338
Current liabilities	160,036	192,405	83,379	65,904	69,491
Long-term liabilities	134,197	92,318	124,931	114,428	59,259
Total liabilities	294,233	284,723	208,311	180,332	128,751
Interest bearing debt	245,658	240,125	171,273	138,571	85,966
Minority interest	16,199	14,353	10,555	10,704	10,207
Total shareholders' equity	136,089	106,402	156,703	164,219	205,380

Balance Sheet Data (U.S. GAAP)
Current assets.............	165,382	117,308	147,226	152,146	156,083
Property, plant and equipment, net.....	226,324	205,694	163,657	148,342	136,848
Other long-term assets	69,327	69,253	49,587	42,978	41,998
Total assets	461,032	392,256	360,470	343,467	334,930
Current liabilities.....	194,533	112,306	79,161	65,750	69,337
Long-term liabiliies.....	119,474	173,864	131,830	118,325	63,073
Total liabilities.....	314,007	286,170	210,991	184,075	132,410
Interest-bearing debt.....	245,658	240,125	171,273	138,571	85,966
Minority interest	16,846	14,353	10,555	10,293	9,858
Total shareholders' equity	130,180	91,734	138,924	149,099	192,662

(*) Except for per share data information which is presented in constant Ch$ as of December 31, 2005.

(1) The Company has not distributed dividends since May 10, 1999. At year-end 2002, 1 ADS = 10 shares, as reflected in this table. On May 12, 2003, this ratio was changed to 1 ADS = 100 shares, as described in "Item 9. The Offer and Listing - Offer and Listing Details".

Exchange Rate Information

Exchange Rates

Prior to 1989, Chilean law permitted the purchase and sale of foreign currency only in those cases explicitly authorized by the Central Bank of Chile ("the Central Bank"). The Central Bank Act, which was enacted in 1989, liberalized the rules that govern the ability to buy and sell foreign currency. The Central Bank Act now empowers the Central Bank to determine that certain purchases and sales of foreign currency specified by law must be carried out in the Formal Exchange Market. The Formal Exchange Market is formed by banks and other entities so authorized by the Central Bank. All payments and distributions with respect to Company's American Depositary Shares ("ADSs") referred to in this Annual Report must be transacted in the Formal Exchange Market.

For purposes of the operation of the Formal Exchange Market, the Central Bank sets a reference exchange rate (dólar acuerdo) (the "Reference Exchange Rate"). The Reference Exchange Rate is reset monthly by the Central Bank, taking internal and external inflation into account, and is adjusted daily to reflect variations in parities between the Chilean peso and each of the U.S. dollar, the Japanese yen and the Euro. In the past, authorized transactions by banks were generally conducted within a certain band above or below the Reference Exchange Rate. In January 1992, the Central Bank reduced the Reference Exchange Rate by 5% and widened the band for transactions in the Formal Exchange Market from 5% to 10%. In November 1994, the Central Bank reduced the Reference Exchange Rate by approximately 10%. In November 1995, the Central Bank reduced the Reference Exchange Rate by approximately 2%. In January 1997, the Central Bank widened the band for transactions in the Formal Exchange Market to 12.5%. On June 25, 1998, the Central Bank reduced the band for transactions in the Formal Exchange Market to 2% above and 3.5% below the Reference Exchange Rate. At that time, the Central Bank also announced the elimination of a fixed 2% (peso re-valuing) factor which had previously been taken into account in the annual resetting of the Reference Exchange Rate. In September 1998, the Central Bank began a gradual widening of the exchange rate band from 3.5% to 5% above and below the Reference Exchange Rate. In December 1998, the Central Bank set the exchange band at 8% above and below the Reference Exchange Rate and provided for the gradual widening of the limits of the band at a daily rate of 0.01375%. In order to keep fluctuations in the average exchange rate within certain limits, the Central Bank intervened by buying or selling foreign currency on the Formal Exchange Market. In September 1999, the Central Bank decided to suspend its formal commitment to intervene in the exchange market to maintain the limits of the band, and decided to intervene in the market only under extraordinary circumstances and with advance notification. The Central Bank also committed itself to providing periodic information about the levels of its international reserves.

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

Purchases and sales of foreign currency effected outside the Formal Exchange Market are carried out in the Mercado Cambiario Informal (the "Informal Exchange Market"). The Informal Exchange Market reflects the supply and demand for foreign currency. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. On June 8, 2006, the average exchange rate in the Informal Exchange Market was Ch$544.50 per U.S. dollar and the U.S. dollar Observed Exchange Rate was Ch$545.45 per U.S. dollar.

The following table sets forth the low, high, average and period-end Observed Exchange Rates for U.S. dollars for each of the indicated periods starting in 2001 as reported by the Central Bank the following day. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Daily Observed Exchange Rate (Ch$ per US$)
Period	Low (1)	High (1)	Average (2)	Period - end
2001	557.13	716.62	634.94	654.79
2002	641.75	756.56	688.94	718.61
2003	593.10	758.21	691.40	593.80
2004	557.40	649.45	609.34	557.40
2005	509.70	592.75	559.77	512.50
December 2005	509.70	518.38	514.33	512.50
January 2006	513.18	535.36	524.48	524.37
February 2006	516.91	532.35	525.70	517.33
March 2006	516.75	536.16	528.77	526.18
April 2006	511.44	525.40	517.33	514.97
May 2006	512.76	532.92	521.56	531.87
June 2006 (through June 10)	529.91	545.45	535.87	545.45

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

References to "R$", "AR$" and to "S$" are to Brazilian reales, Argentine pesos and Peruvian soles, respectively. While results of the Company's foreign operations are converted to Chilean pesos on a periodic (daily, weekly or monthly) basis, low, high, average and year-end Brazilian real, Argentine peso and Peruvian sol exchange rates for 2005 have been included below for reference:

	Brazilian Real		Argentine Pesos		Peruvian Sol
	In Ch$	In US$	In Ch$	In US$	In Ch$	In US$
Low (1)	243.69	2.16	195.67	2.86	179.90	3.25
High (1)	213.66	2.76	169.15	3.04	150.48	3.44
Average (2)	229.79	2.44	191.42	2.92	169.74	3.30
Year-End	218.95	2.34	169.03	3.03	149.37	3.43

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

Reason for the Offer and Use of Proceeds

Not applicable

Risk Factors

The Company is subject to various changing competitive, economic, political, social and other risks and conditions, some of which are described below:

Certain Considerations Relating to Chile. The Company is engaged in its four businesses in Chile: Wire & Cable, Brass Mills, Flexible Packaging and Aluminum Profiles. For the year ended December 31, 2005, the Company had Ch$74,532 million, or 51,4% of its property, plant and equipment in Chile, and derived 53.1% of its revenues, from its Chilean operations. Consequently, the Company's results of operations and financial condition are largely dependent on the overall level of economic activity in Chile. The Chilean economy has had GDP growth rates of 3.4%, 2.2%, 3.7%, 6.1% and 6.3% for the years 2001, 2002, 2003, 2004 and 2005, respectively. There can be no assurance regarding future rates of growth relating to the Chilean economy. Some of the factors that would be likely to have an adverse effect on the Company's business and results of operations include future downturns in the Chilean economy, a return to the high inflation experienced by Chile in the 1970s and a devaluation of the Chilean peso relative to the U.S. dollar.

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

Developments in Emerging Markets May Affect the Company. Although the Company's principal businesses are in Chile, Madeco also maintains substantial assets and derives significant revenue from its operations in Brazil, Argentina and Peru. For the year ended December 31, 2005, the Company had Ch$36,466 million, or, 25.2% of its property, plant and equipment in Brazil, and derived 27.4% of its revenues, from its Brazilian operations. In the case of Argentina, the Company had Ch$23,088 million, or 15.9% of its property, plant and equipment in Argentina, and derived 3.7% of its revenues from its Argentine operations. In the case of Peru, the Company had Ch$10,779 million, or 7.4% of its property, plant and equipment in Peru, and derived 15.8% of its revenues from its Peruvian operations.

In recent years, Argentina suffered an economic recession which culminated in a political and economic crisis with a significant currency devaluation in early 2002. The Argentine economy has since stabilized as a result of measures adopted by the Argentine government, including restrictions on bank deposits and withdrawals, exchange controls, suspension of payments of external debt and the abrogation of Argentine peso convertibility. The economic recession and crises materially affected Madeco, requiring the Company to close the majority of its operations in Argentina. In 2003, economic activity recovered across all sectors of the Argentine economy, and as a result, Madeco reopened certain of its operations at limited capacity. In 2004 and 2005, the Argentine economy grew by 9.0% and 9.2%, respectively. Although Argentina's economy has improved, the country's economic environment and political stability remain fragile.

Brazil has also been affected by the general economical downturn that has affected Latin America in recent years. During 2002 the Brazilian Real devaluated 52.3% in relation to the U.S. dollar. Accordingly, in 2002 Madeco suffered a loss amounting to Ch$10,351 million as a result of this devaluation. Although consumption and investment remained low in 2003, in 2004, the Brazilian economy grew by 4.9%, due in large part, to growth of the exports and the favorable external economic scenario. In 2005, the Brazilian economy grew by 2.3%. There can be no assurance that economic growth in Brazil will continue in the future.

The Peruvian economy continues to develop at a steady pace. Economic growth is likely to continue, as the country profits from increased demand for commodities in the wake of a stronger global economy: in 2004 and 2005, the Peruvian economy grew by 4.8% and 6.7%, respectively. However, Peru remains a politically unstable country. This instability could have a material adverse effect on the Peruvian economy.

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

The Company is Controlled by One Majority Shareholder, whose Interests May Differ from Minority Shareholders. As of March 31, 2006, the Quiñenco Group owned 47.8% of the Company's shares. Accordingly, the Quiñenco Group has the power to control the election of the majority of members of the Company's Board of Directors and its interests may differ from the interests of other holders of the Company's shares. The Quiñenco Group has a significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval (and according to Rule 18.046 Ley de Sociedades Anónimas, Chilean Corporations Law), including the sale of substantial Madeco's assets and going-private transactions, and also the power to prevent or cause a change in control.

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

In the event the Company fails to meet any of the continued listing requirements of the New York Stock Exchange, or "NYSE", the Company's ADSs may become subject to delisting at the option of NYSE. In 2002 the Company was not in compliance with NYSE's minimum security price and minimum market capitalization continued listing requirements. On June 21, 2003 the Company regained compliance with both the minimum security price and the minimum market capitalization requirements. The Company has maintained its compliance status during 2005 and for the first quarter 2006. There can be no assurance that the Company will not fail to meet the NYSE continued listing requirements in the future. See "Item 9. The Offer and Listing - Offer and Listing Details".

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

There is also risk exposure associated with the copper and aluminum inventories kept by the Company exclusively for the fabrication of its products. Sharp drops in prices for these raw materials can cause the Company significant losses in its financial statements due to lower inventory value.

Company earnings can also be negatively affected by reductions in prices for copper and aluminum due to the difficulty in passing on the higher purchase prices of current metal inventories to the customer. In addition, there could be a fall in demand as customers wait for lower prices before issuing their purchase orders. The historical prices of these metals have experienced wide fluctuations, which are influenced by a great number of factors beyond the Company's control.

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

Demand for Telecommunications Cable has Significantly Decreased and is not Expected to Recover to Previous Levels. Despite significant demand in 2000 and 2001 by the telecommunications, or "telecom", industry for both copper and fiber optic cable, demand for these products which are manufactured by the Company have since significantly diminished. For a further discussion of this decrease in demand, see "Item 4. Information on the Company - Business Overview - Wire & Cable -Wire & Cable - Summary of Sales." The Company does not expect the demand for these products by the telecom industry to recover in the foreseeable future and there can be no assurance that the demand for these products will increase to previous levels or at all.

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

Madeco's operations are organized into four principal operating segments or business units based on production processes. The Company's current business segments are:

h Wire & Cable,

h Brass Mills,

h Flexible Packaging; and

h Aluminum Profiles

Madeco's principal products include:

h in the Wire & Cable business: copper telecom cables, optical fiber telecommunication cables, building wire, copper and aluminum power cables (thermo-plastic, thermo-stable and bare wire), magnetic wires, mining cables and copper rods;

h in the Brass Mills business: pipes, sheets, coils, busbars, bars and coin blanks made from copper, aluminum and related alloys;

h in the Flexible Packaging business: rotogravure and flexo laminated flexible packaging (plastics, foil, paper); and

h in the Aluminum Profiles business: extruded profiles used mainly in residential and non- residential construction (windows and patio doors, curtain walls) and diverse industrial applications.

In 2005, the Company's consolidated net revenues amounted to Ch$365,487 million, of which 58.0% was derived from Madeco's Wire & Cable unit, 21.9% from the Brass Mills unit, 12.1% from the Flexible Packaging unit and 8.0% from the Aluminum Profiles unit.

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

In May 2004, our C Series Bonds were paid (1.4 million UF) and in December the A Series Bonds were paid in advance (1.9 million UF), financed mainly by the proceeds of the issuance of our D Series Bonds. A capital increase of US$16.1 million was generated through the placement of 321 million shares.

In 2004, in Brazil the production capacity of magnetic cables was increased by 20% and the introduction of an Enterprise Resources Planning software (ERP), called SAP, was initiated. In November 2004, Madeco reopened partially and, on a non-continuous basis, its wire & cable plants (Llavallol and Quilmes) located in Argentina.

In March 2005, Madeco bought Corning's 50% share in Optel Ltda., bringing its ownership interest in the Company to 100%. In June, operation of an "up-cast" type continuous casting process was initiated at its facility in Lo Espejo to increase copper rod production. In July, Ficap began operating on the SAP system. In September, Madeco prepaid all the Credit Rescheduling Agreements subscribed by the Company with its creditor banks on December 18, 2002, freeing it from the restrictions pertaining to the agreements. In November, the Company launched a successful capital increase, raising aproximately US$84 millon, which was used to pay debt. In addition, in same month, our Argentine subsidiary Decker-Indelqui won public bids to supply over US$15 million of aluminum transmission cables.

Recent Developments

On May 5, 2006, 192,802,758 shares equal to 100 percent of the remaining shares issued and registered on October 17, 2005, were placed on the Santiago Stock Exchange. With this placement all the new shares issued, 1,100,000,000, were subscribed and paid. The stock was auctioned at the price of Ch$ 48.5 per share, and the Company received a total of approximately Ch$ 9,315 million for the transaction.

On June 5, 2006 the Company refinanced a total of US$50 million of its financial debt by means of a 5-year syndicate bank loan. Approximately US$12 million of this financing was used to prepay debts to Quiñenco.

Capital Expenditures and Divestitures

In recent years, capital expenditures have been primarily used to replace equipment, to expand Madeco's production capacity and to eliminate bottlenecks in the production process. The Company's capital expenditures for 2003, 2004 and 2005 totaled approximately Ch$20,761 million. Of this amount, Ch$4,477 million were invested in Madeco's Wire & Cable operations, Ch$1,682 million in the Company's Brass Mills operations, Ch$11,795 million in the Flexible Packaging operations and Ch$2,807 million in the Aluminum Profiles operations. Madeco's investment policy is focused on the acquisition of assets necessary for the Company to sustain its business and operations in the long term and to improve its operational efficiencies. See "Item 5: Operating and Financial Review and Prospects - Capital Expenditures".

Wire & Cable Unit. In 2005, capital expenditures amounted to Ch$2,513 million, equivalent to 42.5% of the unit's depreciation. In Brazil, investments included the acquisitions of wire-related machinery and equipment, and Information Technology improvements, including the implementation of a new Enterprise Resources Planning software (ERP), called SAP. In Peru, the Company invested in the acquisition of machinery to increase production. In Chile, investments primarily included the acquisition of a continuous copper casting line for the Lo Espejo facility, and an acquisition of machinery to increase production. In Argentina, capital expenditures were not material.

In 2004, capital expenditures amounted to Ch$1,585 million, which was equivalent to 27.7% of the unit's depreciation. In Brazil, investments included acquisitions of wire-related machinery and equipment, and Information Technology improvements, including the implementation of a new Enterprise Resources Planning system, SAP. In Peru, the Company invested in the acquisition of machinery to increase production capacity and in Information Technology improvements. In Chile, investments primarily included the acquisition of a continuous copper casting line for the Lo Espejo facility. The Company expects this continuous copper casting line to be in operation by June, 2005.

In 2003, capital expenditures amounted to Ch$378 million, equivalent to 6.1% of the Wire & Cable Unit's depreciation expense. In Peru, investments were made to refurbish administrative offices, continue the development of internal Information Technology (IT) systems, purchase spare parts to improve the quality control systems and double the sulfate plant capacity (in October 2000 the Company purchased a copper sulfate plant which uses copper cable scrap as raw material; its sales within the Wire & Cable unit are not material). In Chile, Brazil and Argentina capital expenditures were not material.

Brass Mills Unit. In 2005, capital expenditures amounted to Ch$811 million, which was equivalent to 32.4% of the unit's depreciation. Most of the unit's investments were related to the acquisition of a new washing machine for copper tubes in Chile. In Argentina capital expenditures were not material.

In 2004, capital expenditures amounted to Ch$442 million, equivalent to 17.2% of the unit's depreciation. Most of the unit's investments were related to the acquisition of a new power generator in Chile. In Argentina capital expenditures were not material.

In 2003, capital expenditures amounted to Ch$429 million, which was equal to 16.1% of the unit's depreciation.

Flexible Packaging Unit. In 2005, capital expenditures amounted to Ch$5,282 million, which was equivalent to 237.9% of the unit's depreciation. Investments were primarily related to the acquisition of machinery and equipment for the production facilities in Chile and Argentina, including two extruding machine, a cutter machine, a cylinder engraving machine and some cylinders.

In 2004, capital expenditures amounted to Ch$4,051 million, which was equivalent to 184.5% of the unit's depreciation. Investments were primarily related to the acquisition of machinery and equipment for the production facility in Chile, including an extruding machine,a laminating machine, and a sealing machine.

In 2003, capital expenditures amounted to Ch$2,462 million, which were related to the repurchase of the Company's equipment through a capital lease contract.

Aluminum Profiles Unit. In 2005, capital expenditures amounted to Ch$1,792 million, equivalent to 187.6% of the units depreciation. Investments were made to improve the manufacturing process and capacity.

In 2004, capital expenditures amounted to Ch$591 million, which was equivalent to 86.6% of the units depreciation. Investments were made to improve the manufacturing process and acquire machinery used in the profiles unit such as a color transformer.

In 2003, capital expenditures amounted to Ch$425 million, which was equal to 65.26% of the unit's depreciation.

Business Overview

Strategy

On July 26, 2002, the Company's Board of Directors designated a new senior management team, which assumed its responsibilities on October 1, 2002. This team implemented an operational restructuring of the Company to optimize its resources and production abilities. A Strategic Operational Business Plan for period 2003-2005 ("Business Plan") was created to make improvements in the marketing, production, and administrative areas of the Company, with special emphasis on the Wire & Cable business unit and its largest operation, Ficap S.A. in Brazil. The Company's management focused on five main areas:

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

In late 2005, Madeco did an evaluation of the 2003 - 2005 Business Plan, which it used as a basis for defining the 2006 - 2008 Business Plan to efficiently orient efforts to make the Company grow profitably. The main objectives of the new Business Plan follow:

    To consolidate the activities of the Wire and Cable unit.
    To diversify and search for growth and profit opportunities for the Tubes and Sheets unit.
    To make the Flexible Packaging unit profitable.
    To maintain leadership in the Aluminum Profiles unit.
    To achieve operational excellence by searching for process homologation options and best practices in the different business units.
    To implement a strategic management policy in human resources.
    To consolidate the Company's financial position.

Wire & Cable

Since Madeco's incorporation in 1944, its principal business has been the production, sale and distribution of wire and cable products. The Company's Wire & Cable business unit is composed of two divisions: metallic cable, which includes copper rod, and optical fiber cable.

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

(1) See "Item 4. Information on the Company - Business Overview - Wire & Cable - Optical Fiber".

At year-end 2001, as a consequence of Argentina's tumultuous economic environment and political instability, the Company suspended its Argentine Wire & Cable production operations. Decker-Indelqui (its Llavallol and Quilmes plants) maintained a minimal staff in Argentina, primarily to sell products imported from Madeco's Brazilian facilities and to ensure the security and maintenance of its production facilities. In November 2004, Madeco reopened partially and, on a non-continuous basis, its wire & cable plants (Llavallol and Quilmes) located in Argentina. In November 2005, Decker-Indelqui won public bids to supply over US$15 million of aluminum transmission cables, a fact which has allowed the Company to increase its capacity utilization in Argentina.

Wire & Cable - Summary of Sales

The Wire & Cable unit is Madeco's largest business unit, with revenues representing 58.0% of the Company's consolidated sales for the year 2005. The following tables show Madeco's annual revenues and volume sales generated by the Wire & Cable business unit for the years 2003, 2004 and 2005:

Wire & Cable Unit - Revenues (in Ch$ million)
Year	Metallic Cable Division Revenues (1)	Optical Fiber Cable Division Revenues	Total Revenues	% Consolidated Revenues
2003	117,367	0	117,367	46.5%
2004	172,257	0	172,257	51.3%
2005	210,334	1,728	212,062	58.0%

Wire & Cable Unit - Volume Sales
Year	Metallic Cable (in tons)	Optical Fiber Cable (in kms (2))	Total Volume (in tons)	% Consolidated Volume
2003	53,923	0	53,923	49.3%
2004	62,866	0	62,866	51.0%
2005	68,712	89,921	70,756	56.3%

(1) Revenues of the Wire & Cable business unit include copper rod sales. They also include copper sulfate sales from Indeco.

(2) Total volume sales presented in tons include the conversion of optical fiber volume sales using the conversion rate 1 ton = 44 kms. The Company did not consolidate with Optel during 2003 and 2004. See "Item 4. Information on the Company - Business Overview - Wire & Cable - Optical Fiber".

The Company's Wire & Cable business unit generated revenues of Ch$212,062 million for the year 2005, an increase of 23.11% compared to the previous year (Ch$172.257million). This increase is mostly due to higher sales from copper rod and copper and aluminum cables products of 33.9% and 21.2%, respectively. Overall, the Company experienced growth in its cable products in all markets in which it operates due to improved economic conditions, which increased private sector investments for the Company's Wire & Cable products.

Madeco sells its wire and cable products mainly in the markets where it maintains its operations. Export sales for the Wire & Cable unit represented 14.6% of the unit's revenues for the year 2005 (79.9% of which represented copper rod). The following tables show Madeco's annual revenues and volume sales generated by the Wire & Cable business unit by destination for the years 2003, 2004 and 2005:

Wire & Cable Unit - Revenues by Destination (in Ch$ million)
Year	Chile	Brazil	Peru	Argentina (1)	Exports (2)	Wire & Cable Unit
2003	20,252	58,058	21,682	2,280	15,096	117,367
2004	32,346	80,408	30,514	4,814	24,175	172,257
2005	38,743	94,668	40,863	6,722	31,066	212,062

Wire & Cable Unit - Volume Sales of Metallic Cable by Destination (in tons)
Year	Chile	Brazil	Peru	Argentina	Exports (2)	Wire & Cable Unit
2003	6,253	28,135	7,799	1,138	10,598	53,923
2004	8,993	31,394	8,663	2,011	11,805	62,866
2005	10,718	31,032	11,574	2,256	13,132	68,712

Wire & Cable Unit - Volume Sales of Optical Fiber Cable by Destination (in kms) (3)
Year	Chile	Brazil	Peru	Argentina	Exports (2)	Wire & Cable Unit
2003	0	0	0	0	0	0
2004	0	0	0	0	0	0
2005	0	5,335	0	71,000	13,586	89,921

(1) The Company's revenues in Argentina in 2003 are the result of the marketing and selling of imported products from Brazil. In 2004 and 2005, the Company's revenues in Argentina are the result of the marketing and selling of both imported products from Ficap S.A. and manufactured products from Decker-Indelqui.

(2) Exports for the Wire & Cable unit consist of all sales to customers in any country other than Chile, Brazil, Peru and Argentina

(3) Madeco did not consolidate with Optel during 2003 and 2004. See "Item 4. Information on the Company - Business Overview - Wire & Cable - Optical Fiber".

The following table shows the Company's total revenues generated by the Wire & Cable unit for the years 2003, 2004 and 2005, broken down by the subsidiary generating the revenues:
Wire & Cable Unit - Revenues (in Ch$ million)
Year	Madeco Chile (metallic cable)	Ficap (metallic cable)	Indeco (metallic cable)	Decker-Indelqui (metallic cable) (1)	Optel (2) (optical fiber)	Inter-company	Wire & Cable Unit
2003	43,956	57,384	34,980	2,318	0	(21,271)	117,367
2004	62,114	79,718	55,702	4,848	0	(30,125)	172,257
2005	77,564	90,247	63,335	5,757	1,728	(26,569)	212,062

(1) The Company's revenues in Argentina in 2003 are the result of marketing and selling of imported products. In 2004 and 2005, the Company's revenues in Argentina are the result of marketing and selling of both imported products from Ficap and manufactured products from Decker-Indelqui.

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

Cable - Production

The Company has a total of six facilities for the production of metallic wire and cable products. In Chile, the Company maintains one cable production facility located in the San Miguel County at Santiago. The Company has two modern facilities operating in Brazil, located in Rio de Janeiro and Sao Paulo. In Argentina, production facilities are located in Quilmes and Llavallol, both on the outskirts of Buenos Aires. The Company's Peruvian production facility is located in Lima.

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

The following table includes information regarding each wire and cable production facility: plant location, principal products manufactured and International Organization of Standardization, or "ISO", certification:

Country	Location	Principal Products	ISO Certification (1)
Chile	San Miguel, Santiago	Cu: all wire and cable products	9001: 1998, 2003
Brazil	Rio de Janeiro	Cu and Al:thermo-plastic, thermo-stable, bare wire cable; Cu: telecom	9001: 2001, 2005
	Sao Paulo	Cu and Al: thermo-plastic, thermo-stable, building wire; Cu: magnetic	9001: 2001, 2005
	Rio de Janeiro(2)	Optical fiber cables	N/A
Argentina	Quilmes, BA	Cu and Al: bare wire, thermo-plastic, thermo-stable; Cu: telecom	9001: 1999, 2005
	Llavallol, BA	Cu and Al: bare wire	N/A
	Ciudad de BA, BA	Optical fiber cables	14,000
Peru	Lima	Cu and Al: all wire and cable products	9001: 1998, 2002

(1) In cases where two dates are included, the first date indicates the original certification and the second date indicates the most recent certification.

(2) Temporarily closed production facilities.

The Company has created joint ventures in both Chile and Peru with other wire and cable manufacturers to produce 8.0 mm copper rod, one of the principal raw materials used in the production of copper wire and cable products. See "Item 4. Information on the Company - Business Overview - Wire & Cable - Raw Materials".

The Company manufactures bare wire as well as wires and cables sheathed with insulating materials such as plastic or rubber. Production of copper and aluminum wire and/or cable products begins with 8.0 mm copper and 9.5 mm aluminum rods, respectively. The rod is drawn to the diameter necessary to meet the properties and flexibility of the corresponding finished products. Madeco produces many different types of wires and cables, and each product can be classified based on certain characteristics: number and style of strands: wire (singular strand) or cable (multiple, joined or bundled strands); and type of insulation: bare, thermo-plastic insulated, thermo-stable insulated or magnetic. In addition cables have different types of international classification standards: ASTM, IEC, ICEA, VDE and other standards.

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

The following diagram depicts the production process for building wire:

Copper rod à drawing à cabling à insulating and/or coating à cutting à packing

The Company also produces optical fiber telecom cables. Optical fiber is produced from compact glass (silicon) filaments (0.125 mm diameter), which are purchased in sealed reels to protect them from external contamination. The filaments are insulated with polyethylene through an extrusion process and are then bundled in groups of twelve. The individual twelve-filament groupings can then be further bundled, creating thick optical fiber cables with a maximum of 144 filaments. The bundle is finally protected by polyethylene and/or metal insulation. Optical fiber cables are used mainly for trunk lines for both local and long distance telecom services.

The following diagram depicts the production process for optical fiber telecom cables.

Optical Fiber à Insulating (Extrusion process) à Bundling à Insulation

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

Copper is the principal raw material used by the Company in the production of wire and cable products, and represented approximately 78.4% of the total raw material costs for the Company's Wire & Cable unit in 2005. The Company's Brazilian unit purchases the majority of its copper from a domestic supplier, Caraiba Metais S.A., and the remaining from Madeco Chile and Indeco. In 2005 purchases from Caraiba Metais S.A. represented approximately 59% of total copper purchases. The remaining 41% was purchased from Madeco Chile and Indeco. Southern Peru Copper Corporation, BHP Billiton Tintaya S.A. and Sociedad Minera Cerro Verde S.A. combined are the three large Peruvian mining companies which together supply almost 100% of the Peruvian operation's total copper requirements.

The Company purchases copper supplies for its Chilean units from the two large Chilean mining companies, Corporación Nacional de Cobre ("Codelco") and Empresa Nacional de Minería ("Enami"). In the case of Chile and Peru, the Company purchases its required volumes of copper from various mines as cathodes and then has them transformed into 8.0 mm copper rods, the raw material form used in the fabrication of all wire and cable products. The Company has created joint ventures with other wire and cable manufacturers in both Chile and Peru in order to guarantee the procurement of high quality copper rod at the lowest possible cost. In Chile, Colada Continua was a joint venture created in 1987 and is a 41% owned affiliate of Madeco; the entity is also owned by the Company's two largest Chilean competitors, Cobre Cerrillos S.A. ("Cocesa") and Elaboradora de Cobre Viña del Mar S.A. ("Covisa"), with a 41% interest and an 18% interest, respectively. Additionally, in June 2005 Madeco purchased an "up-cast" type continuous process line with a capacity of 12,000 tons per year of copper rod.

In Peru, Cobrecón S.A. was a joint venture created in 1996; the Company, the Peruvian cable manufacturer Conductores Eléctricos Peruanos ("Ceper") and the Colombian cable manufacturer Cables de Energía y Telecomunicaciones S.A. ("Centelsa") each own a 33.3% equity participation in Cobrecón. During the last quarter of 2004, Ceper closed down its facilities due to financial difficulties. In November 2005, Ceper come back to market at a low production levels. While in the past the Brazilian unit purchased the bulk of its copper in copper rod form directly from its domestic supplier, the Company has increased the supply of copper rod from the Chilean and Peruvian copper rod production entities.

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

Aluminum, another principal raw material of the Company, is currently purchased separately by the respective operations in each country. In Peru and Argentina, the Company purchases its aluminum rod supplies from ALUAR (Argentina). In addition, in Peru, the Company also purchases its aluminum rod supplies from Siderúrgica del Norte (Colombia). In Brazil, the Company purchases aluminum rod supplies from Companhia Brasileira de Aluminio.

In October 2003, the Company signed an agreement for the supply of PVC for Chilean and Peruvian operations with Petroquímica Colombiana S.A. The contract provides greater flexibility to the Company. In Brazil, the Company mainly purchases on a monthly basis its PVC requirements from two different suppliers, Karina Ind. Com. Plásticos and Dacarto Benvic S/A. There are no signed contracts with these suppliers.

Madeco signed a supply agreement with Borealis Compounds LLC. USA ("Borealis") for the supply of polyethylene for its operations in Chile, Brazil, Peru and Argentina. This supply agreement became effective starting January 2006 and will terminate on December 31, 2006. Pursuant to the supply agreement, the Company agreed to purchase 100% of its polyethylene needs from Borealis, who on the other hand agreed to supply 100% of the Company's polyethylene requirements. In accordance with the supply agreement, Borealis provides products to Madeco at competitive prices, and offers a price reduction based on the total volume purchased in each twelve-month period.

The Company has a choice of suppliers for other plastic and rubber materials and believes it is currently not dependent on any one supplier. In order to obtain more favorable price and payment terms for other insulation materials, the Company is evaluating the possibility of region-wide supply agreements for various types of raw materials.

The main raw material used in the production of an optical fiber cable is the optical fiber (as described above). Other raw materials used include thermoplastic materials, silicone filling compound, non-metallic strength elements between steel tapes or wires (in case of armored cables) and polyethylene as an outer jacket. The Company purchases its optical fiber supplies from Corning Fiber (USA) and E-Tone (Taiwan).

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

The Company's Chilean sales force shares its sales staff with Madeco Chile's Brass Mills unit. This combined sales force includes a commercial manager, three supervisors, 12 sales representatives (two of them located in the southern region and one located in the northern region of the country to attend the mining industry), six sales assistants, one project engineer and one person in charge of marketing.

In Brazil, the Company has a total of 53 employees dedicated to sales, marketing and customer service; these individuals are geographically located across nine branch offices in the country's primary cities (Sao Paulo, Rio de Janeiro, Americana, Belo Horizonte, Curitiba, Brasilia, Recife, Porto Alegre and Salvador). The Brazilian sales efforts are divided into four sectors: the first sector includes power utilities, naval industries, transportation, etc.; the second sector includes cable distributors and durable goods manufacturers; the third sector includes telecom operators; and the forth sector includes OEM enameled wire consumers. These sectors serve the Company's customer groupings through all of the Company's nine branch offices. In addition to its proprietary sales force, Madeco retains sales representatives (who are not Company employees) on a contract basis, to serve those regions that are located far from the branch offices. Over the last couple of years Madeco has reduced the number of its sales representatives in Brazil as part of its Business Plan.

The Company's sales force in Peru has 17 sales representatives and 9 sales assistants. Additionally, the Company maintains four proprietary retail outlets, located in the cities of Lima and Arequipa. Sales made through the retail stores represented approximately 6% of the total revenues generated in Peru.

The Company's sales force in Argentina includes a commercial manager, 5 sales representatives and 2 sales assistants. The sales force is located in Buenos Aires.

The Company's wire and cable client base includes approximately 331 customers in Chile, 3,106 in Brazil, 1,347 in Peru, 271 in Argentina and 71 in its export markets (all countries other than Chile, Brazil, Peru or Argentina). The Company's largest customer for the year 2005 was a Brazilian manufacturer, and sales to this customer accounted for 6.2% of the Wire & Cable unit's total sales revenues.

Given the unique tendencies that occur in each of the four countries in terms of demand levels among the various client sectors served by the Company's wire and cable sales, information regarding sales by sector has been included on a country-by-country basis. The following charts show the Company's sales breakdown by client grouping for each country for wire and cable products during the years 2003, 2004 and 2005:

The Company's Chilean Customer Groupings
	% 2003 Revenues	% 2004 Revenues	% 2005 Revenues
Distributors	16%	16%	13%
Durable goods manufacturers	55%	50%	53%
Mining	8%	11%	8%
Energy	12%	14%	16%
Telecom	6%	8%	5%
Others	3%	1%	5%

The Company's Brazilian Customer Groupings
	% 2003 Revenues	% 2004 Revenues	% 2005 Revenues
Distributors	36%	24%	23%
Telecom companies	1%	5%	5%
Energy	4%	13%	19%
Durable goods manufacturers	50%	40%	44%
Others	9%	18%	9%

The Company's Peruvian Customer Groupings
	% 2003 Revenues	% 2004 Revenues	% 2005 Revenues
Distributors	25%	21%	23%
Mining	4%	4%	5%
Energy	11%	9%	14%
Telecom	11%	10%	11%
Durable goods manufacturers	4%	6%	5%
Retail	7%	5%	6%
Exports and others	38%	45%	36%

The Company's Argentine Customer Groupings
	% 2003 Revenues	% 2004 Revenues	% 2005 Revenues
Distributors	66%	50%	48%
Durable goods manufacturers	1%	9%	6%
Energy	25%	36%	40%
Telecom	0%	0%	0%
Exports and others	8%	5%	6%

While a small portion of the customers make cash payments for their purchase orders, the majority of sales were made with credit. The average payment period for the Company's Wire & Cable business unit amounted to 61 days in 2005 versus 66 days in 2004.

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

The Company's management believes that investments within the telecom sector are largely dependent on gross domestic product, or "GDP" growth. However, investment activity by telecom companies also depends on price regulations in each country and special situations such as privatization, among other factors. The Company's management believes that demand within the telecom industry is affected by, among other things, a total lack of investment and is also undergoing changes as copper telecom cables are being substituted with optical fiber cables and a growing use of wireless telephone communications. The current global downturn in the demand for telecom cables has affected the Company's operations by decreasing demand for both optical fiber and copper cable. The Energy sector demand is typically dependent on new infrastructure projects, the energy regulation system, and energy deficits or surpluses that would promote interconnection systems between countries or regions. In the mining sector, market prices of metals are a major determinant for new investment projects. While demand from durable goods manufacturers seems to depend primarily on GDP growth, demand from the construction sector appears to depend both on GDP growth as well as interest rates and unemployment levels.

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

Given the unique evolution of the wire and cable industry within each individual country, discussion regarding the industry growth/shrinkage over the 2003-2005 period is included separately for each country. The following chart summarizes management's estimates for the wire and cable industries (excluding copper wire rod) for the region in which the Company participates for the years 2003 through 2005:

Industry Size (in metallic tons(1))
Year	Chile	Brazil	Peru	Argentina	Total Region
2003	23,863	149,644	12,200	31,700	217,407
2004	25,801	192,000	13,386	37,409	268,596
2005	28,100	211,200	16,200	40,100	295,600

(1) Measurement estimates for industry size only include metal (copper and/or aluminum); excludes insulation materials.

Chilean Wire & Cable Market. The following chart shows the Company's estimates for the Chilean wire and cable industry (excluding copper wire rod) as well as the country's GDP growth rates for the years 2003, 2004 and 2005:

	Industry Size
Year	(in metallic tons(1))	GDP Rate
2003	23,863	3.7%(2)
2004	25,801	6.1%
2005	28,100	6.3%

(1) Measurement estimates for industry size include only metal (copper and/or aluminum), excluding insulation materials.

(2) The 2003 GDP rate for Chile presented above differs from that presented in the Company's Annual Report on Form 20-F for the year 2003 as a result of a change in the Chilean Central Bank calculation formula and methodology.

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

In 2005, the electrical conductor market amounted to 28,100 tons (not including copper rod), which represents an increase of 9.0% with respect to 2004, due to a rise in one-time projects such as Proyecto Itata, Celulosa Arauco and CMPC (Compañía Manufacturera de Papeles y Cartones).

Brazilian Wire & Cable Market. The following chart shows the Company's estimates for the Brazilian wire and cable industry (excluding copper wire rod) as well as the country's GDP growth rates for the years 2003, 2004 and 2005:

	Industry Size
Year	(in metallic tons(1))	GDP Rate
2003	149,644	-0.2%
2004	192,000	4.9%
2005	211,200	2.3%

(1) Measurement estimates for industry size include only metal (copper and/or aluminum), excluding insulation materials.

In 2003, the Brazilian wire and cable market decreased in size by 18.0% mainly due to fewer investments from the electric sector compared to those investments in 2002.

In 2004, the Brazilian economy expanded significantly with GDP growth of 4.9%, which led to a 28.3% increase in the Brazilian wire and cable market size.

In 2005, the Brazilian GDP grew 2.3%, while the wire and cable market increased by 9.9%.

Peruvian Wire & Cable Market. The following chart shows the Company's estimates for the Peruvian wire and cable industry (excluding copper wire rods) as well as the country's GDP growth rates for the years 2003, 2004 and 2005:

	Industry Size
Year	(in metallic tons(1))	GDP Rate
2003	12,200	4.0%
2004	13,386	4.8%
2005	16,200	6.7%

(1) Measurement estimates for industry size include only metal (copper and/or aluminum), excluding insulation materials.

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

In 2005, the size of the Peruvian wire and cable market increased by 21.0% compared to the prior year due to the significant growth of Peruvian economy. Also, there was an important demand of thermo-plastic and thermo-stable cables from the energy sector.

Argentine Wire & Cable Market. The following chart shows the Company's breakdown for the Argentine wire and cable industry (excluding copper wire rods) as well as the country's GDP growth rates for the years 2003, 2004 and 2005:

	Industry Size
Year	(in metallic tons(1))	GDP Rate
2003	31,700	8.7%
2004	37,409	9.0%
2005	40,100	9.2%

(1) Measurement estimates for industry size include only metal (copper and/or aluminum), excluding insulation materials.

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

In 2005, the Argentine cable industry increased 7.2% compared with the previous year due to investment growth and growth in the construction and industrial sectors.

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

Market Share and Competitors in the Chilean Cable Market. The following table sets forth the Company's estimate of market share statistics for the Chilean copper wire and cable industry for the past three years:

	2003	2004	2005
The Company	30%	37%	38%
Cocesa	29%	27%	26%
Covisa	16%	16%	17%
Other Domestic	7%	8%	7%
Imports into Chile	18%	12%	12%

The Company's market share calculation methodology includes products sold in Chile and sales from marketing and selling of imported products (mainly magnetic wire). Such imported products are not reflected in the Chilean volume sales because the Company's definition of volume sales excludes sales from marketing and selling of imported products.

Madeco currently has two principal Chilean competitors in the wire and cable industry. Cocesa, which is owned by the international cable manufacturer Phelps Dodge Corporation, has been in business since 1950. This competitor produces many of the same wire and cable products as those manufactured by the Company, except for magnetic wires and telecom cables, which are imported from other of Phelps Dodge's facilities. Cocesa maintains its production facilities and headquarters in Santiago, and has a branch office in Antofagasta. The Company's other principal competitor is Covisa, a company that has been in business for 20 years and is owned by local investors. Covisa produces a variety of wires and cables, but does not manufacture magnetic wires and telecom cables. The headquarters and production facility are located in the city of Viña del Mar, and branch offices are located in Santiago and Concepcion. International wire and cable producers such as Prysmian (Brazil, ex Pirelli Group), Grupo Condumex S.A. de C.V. ("Condumex", of Mexico), Conductores Monterrey S.A. de C.V. (Mexico) and Top Cable Sociedad Anonima (Spain) have been importing products to Chile since 1997 and compete in the bidding processes in the Chilean mining, energy and telecom sectors.

In 2003, the Company's market share increased by 1 percentage point, due mainly to higher sales of aluminum and magnetic cables, which was partially offset by the loss of one telecom contract with one of the largest telecom companies in Chile.

In 2004, local Chilean wire and cable manufacturers sold an estimated 22,834 tons of wire and cable products for sale in Chile. Import products amounted to 2,967 tons, or approximately 11.5% of the industry. For the years 2003, imports represented 18%, or 4,295 tons, of the industry.

In 2005, the Company's market share increased by 1 percentage point, due to a rise in one-time projects such as Celulosa Arauco and CMPC (thermo stable cables) and contracts with Telefónica (telecom cables).

Market Share and Competition in the Brazilian Cable Market. The following table sets forth the Company's estimate of market share statistics for the Brazilian wire and cable industry for the past three years:

	2003	2004	2005
Pirelli	21%	18%	-
Prysmian (ex-Pirelli) (1)	-	-	10%
Invex (ex-Pirelli) (1)	-	-	9%
The Company	18%	16%	15%
Phelps Dodge	11%	11%	10%
Other Domestic	48%	54%	55%
Imports into Brazil	2%	1%	1%

(1) Pirelli sold its worldwide cable business unit in mid-2005. As a result of this transaction, in Brazil Pirelli was divided in two companies: Prysmian and Invex.

Phelps Dodge ("PD"), a subsidiary of Phelps Dodge Corporation, has its Brazilian headquarters and a production facility located in Sao Paulo and has been in operation since 1965, (formerly as Alcoa). PD produces bare aluminum wire and cable, building wire and copper and aluminum thermo-plastic and thermo-stable cables. Pirelli sold its worldwide cable business unit in mid-2005, which was bought by a fund of Goldman Sachs. As a result Pirelli Brazil was separated in two companies: Invex (the magnetic wire production facilities) and Prysmian (the energy and telecom wire production facilities). The Company believes that PD is one of the leading producers in Brazil of aluminum wire and cable products. Furukawa (Japan) sold its aluminum facilities to Nexans, and only competes in the telecom industry. Other competitors include the multinational Nexans (French), General Cables (USA) and Sao Marco (Mexico). In addition, CBA-Companhia Brasileira de Aluminio S.A. and Wirex are local producers.

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

During 2005 the Company focused on improving profitability and therefore concentrated on product lines with better margins. As a result the Company decreased its market share in product lines such as building wire.

In the latter part of 2002 and during 2003, the Company focused its efforts on the development of specialty cables, and obtained internationally recognized certification for the technical characteristics of these cables. In 2004 and 2005, a market for these cables was developed in Brazil and in Europe and the Company was able to improve its market share position domestically and is working to exploit the European market during 2006.

Market Share and Competition in the Peruvian Cable Market. The following table sets forth the Company's estimate of market share statistics for the Peruvian copper wire and cable industry for the past three years:

	2003	2004	2005
The Company	64%	65%	71%
Celsa	10%	9%	11%
Ceper	11%	7%	0%
Other Domestic	9%	7%	6%
Imports into Peru	6%	12%	12%

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

In 2005, the Company increased its market participation by 6 percentage point compared to the previous year, selling a total of 11,574 tons. In November 2005, Ceper came back to market with a low production level.

The Company increased its market share over the last three years. This trend has been maintained due to its permanent commitment to improve customer service, both in terms of product quality and service. Moreover, the Company is considered the most reliable supplier of wire and cables in Peru due to its permanent and dedicated efforts to supply all its orders just in time.

Market Share and Competition in the Argentine Cable Market. The following table sets forth the Company's estimate of market share statistics for the Argentine copper wire and cable industry for the past three years:

	2003	2004	2005
Prysmian Argentina	25%	26%	24%
Imsa	18%	19%	20%
Cimet	10%	12%	12%
The Company	4%	5%	6%
Other Domestic	40%	35%	35%
Imports into Argentina	3%	3%	3%

The Company currently has three principal Argentine competitors in the wire and cable industry. Prysmian, ex Pirelli Cables S.A.I.C. is the industry leader, with offices and production facilities in Buenos Aires. The Company believes it is the leading supplier in Argentina of bare wire/cable, copper thermo-plastic and thermo-stable cables and building wire. Industria Metalúrgica Sudamericana S.A. ("Imsa") is a local company which produces building wire and energy cable, and is the only manufacturer of magnetic wire in Argentina. Imsa's offices and production facilities are located in Buenos Aires. Cimet S.A. is another local competitor and was originally a Phelps Dodge subsidiary which was subsequently acquired by Siemens and then by the Rasmuss Group of Chile. Cimet's operations are located in Buenos Aires, producing a full range of copper and aluminum wire and cable products. The Company estimates that Cimet is the country's leading supplier of copper telecom cables.

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

In 2005, the Company's market share increased by 1 percentage point. Quilmes facility started production of medium-voltage power cables. Also, the Company consolidated its position within the market of aluminum wire.

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

Until 2002, the Company produced optical fiber telecom cables, for which it had 2 production plants, one located in Brazil and the other in Argentina, with a combined installed capacity of 1,400,000 km. Due to the economic crisis in Brazil and Argentina, demand for Optel's products, especially from the telecommunication industry, was negatively affected. As a result, during 2003 and 2004 Optel's plants operated at reduced levels. The Company's optical fiber cable subsidiary in Brazil sold telecom cables in stock but did not produce telecom cables. In Argentina, Madeco's optical cable subsidiary Optel Argentina S.A. continued its operations, serving the local market and some neighboring countries.

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

Through December 2005, the fiber optics subsidiary contributed Ch$47 million in operating income and Ch$184 million in EBITDA.

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

The Argentine company, Decker S.A.I.C.A.F. e I. ("Decker") was originally a Brass Mills operation founded in 1900 by Mr. Guillermo Decker. The Company acquired Decker in 1994. Decker-Indelqui S.A. was created in 1998 as a result of the merger of the Company's two subsidiaries in Argentina; the merged entity is currently owned 99.75% by the Company and participates in both the Wire & Cable and Brass Mills businesses.

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

In October 2005 a complete restructuring of the production process at the Madeco-
Chile brass mills plant was implemented to reduce production costs. Low volume and labor-intensive products were discontinued. This restructuring effort is yielding appreciable positive results. For instance, there is a more efficient use of the raw material copper.

The following table shows the Company's annual net sales generated by the Brass Mills business unit for the years 2003, 2004 and 2005:

Brass Mills Unit - Revenues (in Ch$ million)
Year	PBS- Revenues	Coins- Revenues	Total Revenues	% Consolidated Revenues
2003	52,435	7,219	59,654	23.6%
2004	79,208	7,842	87,050	25.9%
2005	73,609	6,299	79,908	21.9%

Brass Mills Unit - Volume Sales (in tons)
Year	PBS- Volume Sales	Coins- Volume Sales	Total Volume Sales	% Consolidated Volume
2003	27,375	2,985	30,360	27.8%
2004	30,871	2,448	33,319	27.1%
2005	27,947	1,566	29,513	23.5%

The Brass Mills unit is Madeco's second largest business segment in terms of revenues, representing 21.9% of consolidated revenues in 2005. Of the four businesses, the Company's Brass Mills unit is the most internationally diverse, with customers in over 20 countries. Export sales in 2005 amounted to approximately 56.3% of total revenues and 59.6% of total volume sales for the Company's Brass Mills unit.

The following table shows the Company's total revenues generated by the Brass Mills unit for the years 2003, 2004 and 2005, broken down by the subsidiary generating the sale:

Brass Mills Unit - Revenues (in Ch$ million)
Year	Madeco Chile	Decker-Indelqui	Armat	Inter-company	Brass Mills Unit
2003	54,243	4,298	7,606	(6,493)	59,654
2004	82,028	6,831	8,743	(10,552)	87,050
2005	77,184	7,197	6,870	(11,343)	79,908

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

Country	Location	Principal Products	ISO Certification (1)
Chile	San Miguel, Santiago	Pipes and Bars	9001: 2003
	San Bernardo, Santiago	Smelting Furnace, Sheets	9001 : 2003
	Quilpue	Coin Blanks and Sheets	9001: 2003
Argentina	Llavallol, BA	Sheets and Foundry	N/A
	Barracas, BA	Pipes	N/A
	San Luis (2)	Foundry, brass products	N/A

(1) In cases where two dates are included, the first date indicates the original certification and the second date indicates the most recent certification.

(2) The Company's plant located in San Luis has remained closed since December 2001.

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

The following diagram depicts the production process for coins:

Electric melting furnace à horizontal continuous casting à cold rolling à annealing à blank cutting à annealing à polishing à sorting à inspecting, cutting, packing

The Company has had a minted coin agreement with the Chilean Mint since March 2000. This agreement has a five-year term and is automatically renewable for an additional five years unless either of the two parties expressly decides not to renew the contract. Pursuant to this agreement, the Chilean Mint provides the minting process necessary for the Company to fill international customer orders for minted coins from any public or private bids. Each November, the Company and the Chilean Mint must reach an agreement on a reference price, which provides a framework for future bids. The final price for each minting order, however, will depend on the specifications of each particular bid, including alloy, coin size and mint design.

In the case of minted coins, the central bank of each country provides the dies to produce the samples or ARMAT develop with the cooperation of the Chilean Mint. Once approved, the minted coins are delivered under special security procedures to the vaults of the central bank, where they are carefully reviewed. Once the contract is completed, the dies are returned or destroyed and a certificate is emitted by the Chilean Mint certifying the amount of the coined currencies.

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

The Company purchases its copper supplies for its Brass Mills operations mainly from two large Chilean mining companies, Codelco and Enami, and two international mining companies, Escondida and Soc. Contractual El Abra. The Company obtains most of its Brass Mills' aluminum requirements from Aluminios Argentinos S.A.I.C. ("Aluar", of Argentina). The Company's zinc requirements are purchased mainly from Cajamarquilla, Votorantim Matais (Peruvian supplier). Nickel is purchased mainly from Inco Limited (Canada) and Companhia Niquel Tocantins S.A. (Brazil), and tin is purchased mainly from Minsur S.A. (Peru).

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

PBS - Sales by Destination

Madeco sells a large portion of its Brass Mills products in Chile and Argentina, where the Company has its production installations. Additionally, the Company exports pipes, bars and sheets to multiple countries, including the United States as well as countries in Latin America, Europe and Asia. Export sales for the PBS division consist of all sales to customers in any country other than Chile or Argentina and represented 54.0% of the total division's revenues for the year 2005. The following table shows Madeco's annual net sales generated by the PBS division by destination for the years 2003, 2004 and 2005:

PBS Division - Revenues by Destination (in Ch$ million)
Year	Chile	Argentina	Exports (1)	PBS Division
2003	20,635	4,347	27,453	52,435
2004	31,466	6,143	41,599	79,208
2005	26,994	6,863	39,752	73,609

PBS Division - Volume Sales by Destination (in tons)
Year	Chile	Argentina	Exports (1)	PBS Division
2003	9,134	2,318	15,923	27,375
2004	9,622	2,631	18,618	30,871
2005	9,177	2,726	16,044	27,947

(1) Exports for the PBS division consist of all sales to customers in any country other than Chile or Argentina.

In 2005, PBS division revenues decreased by Ch$5,599 million or 7.1% compared to the previous year. This decrease was due to a 9.5% drop in the volume sales, which was offset in part by higher average prices. Both Chile and Exports decreased in revenues by 14.2% and 4.4% respectively, while Argentina's revenues increased by 11.7%.

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

The Company's Chilean sales force shares its sales staff with Madeco Chile's Wire & Cable unit. This combined sales force includes a commercial manager, three supervisors, 12 sales representatives (two of them located in the southern region and one located in the northern region of the country to serve the mining industry), six sales assistants, one project engineer and one person in charge of marketing. Customer groupings in the Chilean market include: retail companies, electronic and electric appliance manufacturers, aluminum foil and sheet buyers, durable goods manufacturers and Mining. The Company also utilizes the Chilean wire and cable commercial network to market and sell its Brass Mills products to other customer segments.

In Argentina, the Company has a total of 13 employees dedicated to sales and customer service. There is a head of sales and 10 salesmen, 8 of which are located in Buenos Aires, 1 in Cordoba and the other in Rosario.

The Company's PBS operations have 371 clients in Chile, 561 Argentine customers and 121 customers in its export markets. In 2005, the largest customer was a Brass Mills product distributor in United States and sales to this customer accounted for 10.7% of the Company's total revenues generated from the sale of pipes, bars and sheets.

Given the unique tendencies that occur in each of the markets served by the Company's Brass Mills business unit, information regarding sales by sector have been included on a country-by-country basis. The following charts show the Company's sales breakdown by client grouping for the years 2003, 2004 and 2005:

The Company's Chilean Customer Groupings
	% 2003 Revenues	% 2004 Revenues	% 2005 Revenues
Retail and Distributors	68%	68%	64%
Durable good manufacturers	13%	12%	17%
Mining	0%	8%	7%
Electric appliance manufacturers	5%	4%	5%
Aluminum	4%	2%	3%
Others	10%	6%	4%

The Company's Argentine Customer Groupings
	% 2003 Revenues	% 2004 Revenues	% 2005 Revenues
Retail and Distributors	59%	48%	50%
Construction	15%	17%	17%
Durable good manufacturers	26%	23%	24%
Exports and others	0%	12%	9%

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

Given the unique evolution of the brass mills industry within each individual country or segment, discussions regarding the industry growth/shrinkage over the 2003-2005 period are included separately for Chile and Argentina.

Chilean PBS Market. The following chart shows the Company's estimates for the Chilean pipe, bar and sheet industry as well as the country's annual GDP growth rate for the years 2003, 2004 and 2005:

Year	Industry Size (in tons)	GDP Rate (1)
2003	16,734	3.7%
2004	17,407	6.1%
2005	15,900	6.3%

(1) The annual GDP rates for Chile presented above differ from those presented in the Company's Annual Report on Form 20-F for 2003 as a result of a change in Chilean Central Bank calculation formula and methodology.

The Company estimates that the industry size for copper and brass products for 2005 decreased 8.7% compared with the previous year due mainly to higher copper prices.

Argentine PBS Market. The following chart shows the Company's estimates of the Argentine pipe, bar and sheet industry as well as the country's GDP growth rates for the years 2003 to 2005:

Year	Industry Size (in tons)	GDP Rate
2003	17,000	8.7%
2004	17,773	9.0%
2005	23,300	9.2%

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

In 2005, the industry size increased by 31.1% compared with the previous year mainly due to the recovery of the brass bars market and to a lesser extent to the growth of construction and industry and the corresponding increase in the sale of copper strips and pipes.

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

Market Share and Competition in the Chilean PBS Market. The following table sets forth the Company's estimate of market share statistics for the Chilean pipe, bar and sheet industry for the past three years:

	2003(1)	2004	2005
The Company	60%	61%	58%
Cembrass	3%	4%	4%
Tecob	2%	0%	3%
Conmetal	10%	9%	9%
Offermanns	2%	2%	2%
Other Domestic	0%	0%	0%
Imports into Chile	23%	24%	24%

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

The Company is the largest local producer of pipes, bars and sheets in Chile, reaching an estimated market share of 58% for the year 2005. The Company believes that it is the leading producer in Chile for copper pipes, bars and sheets and brass sheets.

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

In 2005, the Company's competitor Tecob re-entered the market and as a consequence Madeco decreased its market share by three percentage points. By October, a complete restructuring of the production process at the Company was implemented to improve efficiency and reduce production costs. As a result, low volume and labor-intensive products were discontinued.

Market Share and Competition in the Argentine PBS Market. The following table sets forth the Company's estimate for market share statistics of pipe, bar and sheet products for the past three years:

	2003(1)	2004	2005
The Company	13%	14%	12%
Pajarbol-Cembrass	15%	15%	21%
Sotyl	12%	13%	13%
Vaspia	7%	7%	7%
Quimetal	7%	7%	7%
Other Domestic	34%	33%	27%
Imports into Argentina	12%	11%	13%

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

In 2005, the Company's market share decreased by two pecentage points. That was a consequence of the growth of the brass bar market, a segment that is not important for the Company.

Coins - Sales by Destination

Madeco sells the bulk of its coin products to countries outside Chile; export sales represented 83.6% of the total coin revenues for the year 2005. The following table shows Madeco's annual net sales by destination for the years 2003, 2004 and 2005:

Coins Division - Revenues by Destination (in Ch$ million)
Year	Chile	Exports (1)	Coins Division
2003	668	6,551	7,219
2004	755	7,087	7,842
2005	1,030	5,269	6,299

Coins Division - Volume Sales by Destination (in tons)
Year	Chile	Exports (1)	Coins Division
2003	71	2,914	2,985
2004	97	2,351	2,448
2005	9	1,557	1,566

(1) Exports for the Coins division consist of all sales to customers in any country other than Chile.

The Company's coins and coin blanks revenues in 2005 decreased 19.7% compared with 2004. This can be mainly explained by the fact that in 2004 the Company won an important bid to provide coins to an Asian country and also because of the depreciation of the dollar against the Chilean peso in 2005.

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

The Company's largest clients are central banks and coin mints. This business is dependent upon the replenishment of coin supplies by the respective country's central bank and/or mints, making for purchase patterns that are infrequent in nature but high in terms of volume sales. The Company's key customer in 2005 was The Denmark National Bank and this customer accounted for 23.4% of total coin sales. S.E. Casa de Moneda de Argentina accounted for 22.9% of total coin sales and Casa de Moneda Chile accounted for 18.4% of total coin sales.

Flexible Packaging

In 1961, Alusa S.A. was founded jointly by the Company and the Zecchetto and Arduini family with the objective of producing, selling and distributing flexible packaging products printed by rotogravure method. Also sold foil wrapping for retail sale (consumer market) to attend industrial consumer. In order to strengthen its strategic position within the two segments in which it then participated, Alusa separated in 1994 its Flexible Packaging operations from its complementary business, the fabrication of aluminum foil and plastic wrap (both mass consumer products for home and commercial use). In the same year, Alusa acquired Vigaflex (renamed as Alupack), a local company engaged in the flexographic packaging market.

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

Alufoil was established in 1995 as a subsidiary of Alusa to provide mass consumer products such as aluminum foil, trash bags and plastic wrap and industrial products such as ice cream cone wrapping, aluminum taps and other products. In November 2004, Alusa sold some of Alufoil's assets (trademark, machinery and some current assets) related to mass consumer products to Cambiaso Hermanos S.A. for Ch$1,385 million. Remaining industrial business lines were absorbed by Alusa.

In 1996, Alusa S.A. entered into the Peruvian packaging market by acquiring a 25.0% interest in Peruplast S.A. and Tech Pak S.A., maintaining to date such stake in Peruplast and a 25.6% in Tech Pak. Both companies are leaders in the flexible packaging Peruvian market. Peruplast prints packaging products mainly through a rotogravure technique and Tech Pak prints packaging products, only through a flexographic method. The two companies have one majority shareholder and the Company participates through a shareholders agreement.

The following table includes the names of the Company's subsidiaries dedicated to the production, sales and distribution of flexible packaging products:

Country	Entity Name
Chile	Alusa S.A.
Argentina	Aluflex S.A.

Flexible Packaging - Summary of Sales

The following table presents the Company's annual net sales generated by the Flexible Packaging business unit for the years 2003, 2004 and 2005:

Flexible Packaging Unit
Year	Revenues (in Ch$ million)	% Consolidated Revenues	Volume Sales (in tons)	% Consolidated Volume
2003	44,321	17.6%	14,821	13.6%
2004	46,741	13.9%	16,361	13.2%
2005	44,159	12.1%	14,527	11.6%

In 2005, revenues fell 5.5% to Ch$44,159 million from Ch$46,741 million. Operations in Chile experienced a reduction in volume sales of 17.7%, while Argentine operations saw an increase of 5.7%. Total volume sales were down 11.2%.

The volume sales for the Flexible Packaging unit amounted to 14,527 tons, a 11.2% decrease compared to 16,361 tons sold the previous year. The reduction in volume sales was due mainly to the absence of Alufoil, the Chilean subsidiary of Alusa, which ceased operations in late 2004, and to a lesser extent, to the fact that Alusa carried out a rationalization of its client portfolio, as well as the greater tendency in the market to use lighter packaging materials. The reduction in volume sales was offset in part by higher average prices due to increases in raw material costs, and a readjustment in the client portfolio.

The Company principally sells its flexible packaging products in the same markets where it maintains its operations. Additionally, Madeco exports flexible packaging products to various countries, both within Latin America and abroad; export sales represented 14,1% of the total unit's revenues for the year 2005.

The following tables present the Company's annual net sales generated by the Flexible Packaging business unit by destination for the years 2003, 2004 and 2005:

Flexible Packaging Unit - Revenues by Destination (in Ch$ million)
Year	Chile	Argentina	Exports (1)	Flexible Packaging Unit
2003	29,206	9,739	5,376	44,321
2004	29,822	10,375	6,544	46,741
2005	27,699	10,244	6,216	44,159

Flexible Packaging Unit - Volume Sales by Destination (in tons)
Year	Chile	Argentina	Exports (1)	Flexible Packaging Unit
2003	9,674	3,417	1,730	14,821
2004	10,171	3,867	2,323	16,361
2005	8,581	3,828	2,118	14,527

(1) Exports for the Flexible Packaging unit consist of all sales to customers in any country other than Chile or Argentina.

The following table presents the Company's Flexible Packaging business unit total revenues for the years 2003, 2004 and 2005, broken down by the subsidiary that generated the sale:

Flexible Packaging Unit - Revenues by Subsidiary (in Ch$ million)
Year	Alusa (1)	Aluflex	Inter-company	Flexible Packaging Unit
2003	33,409	10,916	-4	44,321
2004	34,593	12,148	0	46,741
2005	31,559	12,600	0	44,159

(1) Alusa sold certain Alufoil's assets, including the trademark, related to its mass consumer products to Cambiaso Hermanos S.A. in November 2004.

Flexible Packaging - Production

The Company has a total of two modern facilities for the production of flexible packaging products. The Chilean operation has one plant and the Argentine subsidiary, Aluflex, operates one facility. The following table presents information regarding each flexible packaging production facility including plant location, principal products manufactured and ISO certification:

Country	Location	Principal Products	ISO Certification (1)
Chile	Quilicura, Santiago	Flexographic, Rotogravure	9001: 1997, 2004 (version 2000)
Argentina	San Luis	Flexographic, Rotogravure	9001: 1998, 2004 (version 2000)

(1) In cases where two dates are included, the first date indicates the original certification and the second date indicates the most recent certification

Flexible packaging products include candy wrappers, bags for cookies, snack foods, fresh and frozen products, as well as diapers and personal hygiene products, envelopes for powdered soups and juices, flexible bags for ketchup and mayonnaise as well as for cleaning products such as laundry detergents, labels for beverage bottles, peel-off lids and labels for yogurt containers and wrappers for ice cream products. All of the Company's products are manufactured in accordance with international requirements and customized to meet individual customer specifications.

Production of flexible packaging products begins into pre-press. The principal pre-press process involves the digital design for packaging graphics, including color separation, text and layout. There are two forms of printing: rotogravure and flexographic. The rotogravure printing process involves diamond-etching a cylinder for each color, it is appropriate for high-volume orders. Flexographic printing process requires a polymer plate (one for each colour) with the design to be printed. The flexographic printing method requires a metal plate containing the design to be printed. The flexographic method is more appropriate for smaller orders as a result of its more efficient use of dye and energy, and is more oriented to lower price packaging.

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

Production of flexible packaging products continues by combining the different layers of material(s) required for each particular packaging order; the combination of materials depends on the product's requirements, such as impermeability, desired shelf life and cost considerations. Flexible packaging products are made from any combination of the following: plastics (such as polypropylene, polyethylene and/or polyester), aluminum foil, paper, resin, wax and adhesives. The most common packaging types are single-layer and multi-layer, coextruded barrier films, doy pack containers and metallized films. Many of the packaging component materials are purchased in ready-to-print rolls. Due to the high volume of polyethylene used in flexible packaging, this raw material is purchased in pellet form and extruded at the Company's facilities into rolls of the appropriate diameter, thickness, width and color for each particular order.

After the printing process, additional laminates and any other necessary layers are attached using adhesives between layers. Finally, the rolls are cut, folded (if necessary) and packaged. The following diagram depicts the flexible packaging production process:

Graphic designing à Extrusion of polyethylene à printing à laminating & layering (as required) à cutting (as required) à folding (as required) à packing

Flexible Packaging - Raw Materials

The principal raw materials used in the production of flexible packaging are plastics (i.e.: polypropylene, polyethylene, resin and polyester), paper, aluminum foil, ink, adhesives and solvents.

The principal film suppliers for Alusa in Argentina and Chile are Vitopel S.A., Terphane Ltda. and Sigdopack S.A. The main polyethylene resin suppliers in 2005 were Dow Chemical Company through PBB Polisur S.A., Petroquímica Dow S.A. and Dow Química Chilena S.A. These three suppliers provided approximately 22.1% of the raw materials used by the Company in 2005. However, the Company can access other sources when price and delivery terms are more favorable.

The Company obtains most of its aluminum requirements from Aluar (Argentina) and Hydro Aluminum Deutschland GMBH (Germany). However, the Company can access other sources when price and delivery terms are more favorable.

Paper is purchased from suppliers in Chile, Brazil, Italy and Sweden. The Company purchases its various adhesives from Henkel Chile S.A. and Rhom & Hass Chile Ltda. Dye is purchased from Sun Chemical Ink S.A. and Flint Ink.

Although the existence and competitiveness of diverse suppliers both within the region and internationally provide the Company with multiple alternatives in terms of attractive prices and payment terms, the increase in demand for raw material products on a global level during last time has caused a sharp increase in raw material prices. In any case, Madeco believes that all contracts or other agreements between it and third-party suppliers with respect to the supply of raw materials for flexible packaging contain standard and customary terms and conditions. The Company does not believe that it is dependent on any one supplier for a significant portion of its important raw materials for its Flexible Packaging production. During the past ten years, the Company has not experienced any material difficulties in obtaining adequate supplies of necessary raw materials at satisfactory market prices nor does it expect to do so in the future.

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

In Chile, Alusa's sales force includes one commercial manager, 3 administrative employees and 8 salesmen. Among the salesmen mentioned, 6 are responsible for local customers and the remaining 2 for exports. Alusa also has a Customer Service Department composed of a supervisor and 6 customer service representatives.

In Argentina the commercial department includes one commercial manager, 3 sales executives, each responsible for a portfolio of customers, and 3 sales operators.

Additionally, in both countries the Company has a team of technical advisors specialized in flexible packaging structure, which work closely with the Company's main customers in the development of new products and the innovation of existing products.

The Company has a representative office in Brazil, and agents in Mexico, Bolivia, Central America and the United States.

The Company's Flexible Packaging unit has approximately 100 active customers in Chile, which include multinational companies, such as Nestlé, Unilever, Danone and Procter & Gamble, and local regional companies, such as Córpora and Carozzi. The Company also has approximately 30 clients in Argentina as well as approximately 45 clients in export markets. The Company's largest customers in 2005 are in the food and hygiene industries. The Company's largest customer accounted for 12% of the units' total consolidated revenues. Given the unique tendencies that occur in Chile and Argentina in terms of demand levels among the various client sectors served by the Company's Flexible Packaging business unit, information regarding sales by sector have been included on a country-by-country basis.

The following table presents Madeco's sales breakdown by client grouping for each country for the years 2003, 2004 and 2005:

The Company's Chilean Customer Groupings	% 2003 Revenues	% 2004 Revenues	% 2005 Revenues
Concentrated & dehydrated products	21%	17%	23%
Dressing & tomato sauces	17%	16%	17%
Candies and biscuits	15%	18%	17%
Personal Care & Pharmaceutical products	9%	12%	11%
Dairy Products	12%	12%	12%
Snacks	10%	6%	7%
Frozen products	3%	3%	1%
Meat products	2%	2%	1%
Cleaning products	1%	1%	2%
Others	10%	13%	9%

The Company's Argentine Customer Groupings	% 2003 Revenues	% 2004 Revenues	% 2005 Revenues
Biscuits, candies and snacks	46%	50%	47%
Pastas	3%	2%	2%
Condiments	1%	1%	1%
Cleaning products	11%	12%	12%
Pet food	25%	26%	31%
Others	14%	9%	7%

In general, all of the Company's Flexible Packaging unit's customers can buy on credit.  While a very small portion of the customers make cash payments for their purchase orders, the majority of sales (over 99% in 2005) were made under credit conditions.

Within the Flexible Packaging unit, the average payment period remained stable at approximately 74 days (78 days in 2004).  Uncollectible accounts as a percentage of total unit revenues amounted to 0.56% for the year 2004 and 0.34% for the year 2005.

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

Given the unique evolution of the flexible packaging industry within each country, information regarding the industry's evolution over the 2003-2005 period is included separately for Chile and Argentina.

Chilean Flexible Packaging Market. The following chart summarizes management's estimates for the Chilean flexible packaging industry and the supermarket sales index for the years 2003 through 2005:

Year	Industry Size (1) (in tons)
2003	29,324
2004	29,797
2005	30,000

(1) The industry sizes for Chile presented above differ from those presented in the Company's Annual Report on Form 20-F for 2003 and 2004. They do not include the aluminum foil and plastic wrap market because the Company exited that market in November 2004 when it sold certain Alufoil's assets.

From 2003 to 2005, the Chilean flexible packaging industry increased due to the industry's ability to provide the global market with high quality and innovative products, despite the decreasing client base that has plagued the industry, which is due in large part to the mergers and acquisition process that has characterized the mass consumer market. Although, demand has been effectively concentrated in the hands of a few key players, the Chilean industry has, in many cases, been able to hold onto its market share or, in some cases, even increase it.

Argentine Flexible Packaging Market. The following chart summarizes management's estimates for the Argentine flexible packaging industry and the supermarket sales index for the years 2003, 2004 and 2005:

Year	Industry Size (in tons)	Supermarket Sales (in million of historical AR$)
2003	48,580	16,553
2004	56,813	17,675
2005	69,900	20,917

In 2003, the Company was able to increase significantly its volume sales with respect to the previous year (8.7%). This increase was mostly caused by increased activity in certain sectors that were experiencing growth such as the pet food industry.

The Argentine economy grew 9.0% during 2004. This growth was accompanied by an increase in consumer spending (supermarket sales increased 6.8% in 2004 compared to 2003) and a stable exchange rate. These favorable economic conditions increased the commercial activity of all sectors.

The Argentine economy grew 9.2% during 2005. This growth was accompanied by an increase in consumer spending (supermarket sales increased 18.3% in 2005 compared to 2004) and a stable exchange rate.

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

Market Share and Competitors in the Chilean Flexible Packaging Market. The following table sets forth the Company's estimate of market share for the two most relevant participants in the flexible packaging market in Chile for the past three years:

	2003	2004	2005
Edelpa	30%	31%	35%
The Company(1)	28%	28%	28%
Others	42%	41%	37%

(1) The Company's market shares presented above differ from those presented in the Company's Annual Report on Form 20-F for 2003 and 2004. They do not consider the aluminum foil and plastic wrap market because the Company exited that market in November 2004 when it sold certain Alufoil's assets.

There is one other significant participant in the flexible packaging market with rotogravure printing capabilities: the Chilean company Envases del Pacífico S.A. ("Edelpa") Edelpa has two manufacturing facilities, one in Santiago and another in Viña del Mar.

The main companies within the Multilayer Flexible Packaging industry are Edelpa and Alusa, which in conjunction concentrate approximately 63% of total sales of such industry segment. Edelpa uses rotogravure and flexographic techniques. This company has had a constant growth rate during the past years mainly due to acquisitions (Italprint in 1997, Prepac in 2000 and Alvher in 2003). Other important companies within this industry segment are: BO Packaging (previously Carter-Holt Packaging), HyC and Envases Flexibles. BO Packaging uses the rotogravure technique and therefore competes with Alusa and Edelpa. The other two companies use the flexographic technique.

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

Over the last few years there has been an increasing concentration within the industry. Demand has concentrated as a consequence of mergers and acquisitions of companies of massive consumption products. There is a growing trend within these multinational companies towards working with fewer suppliers.

Market Share and Competitors in the Argentine Flexible Packaging Market. The following table sets forth the Company's estimate of the Company's market share in the Argentine flexible packaging industry for the past three years:

	2003	2004	2005
The Company	8%	8%	7%
Others	92%	92%	93%

The flexible packaging industry in Argentina shows high levels of fragmentation. The five main companies have 48% of the market share. The low concentration level of the industry and the successful implementation of Aluflex's growth strategy have allowed the Company to position itself as one of the four main competitors within the Argentine industry with a market share of 7.0%.

In 2005 the main competitor, Converflex (a subsidiary of Arcor), increased its market share to 19% compared to its 15% market share in the prior year. The smaller competitors, such as Petropack and Bolsaflex, increased their market share in 2 percentage points.

The main competitors of Aluflex, other than Converflex, are Alvher (a subsidiary of Edelpa), Celomat (Fleximat), Zaniello and Bolsapel. These companies concentrate their sales in high value added segments, and deliver their products to multinational clients. These companies are also certified by ISO-9000. The remaining market share is distributed among more than 90 companies.

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

The Company owns a subsidiary in Bolivia, Distribuidora Boliviana Indalum S.A. which operated as an aluminum profiles distributor until June 2004, when operations terminated. Distribuidora Boliviana Indalum S.A. has sold nearly all of its assets and Indalum is exporting directly from Chile to its Bolivian customers.

The Company commenced its curtain wall installation business in 1991. This business entailed the engineering, fabrication and installation of curtain walls in non residential construction. During 2002, Madeco made a strategic decision to concentrate solely on the production of aluminum profiles and to exit the curtain wall business. The Company sold its curtain wall operating assets in Chile, valued at approximately US$1.2 million, which primarily included product inventories, receivables, machinery and equipment, plus the Ingewall brand. This sale also included the transfer of accounts payable, and other liabilities with a net transaction price amounted to approximately US$0.6 million. During the first quarter of 2003, the Company sold its Argentine subsidiary, Ingewall Argentina S.A. The operating figures reported during 2002, 2003 and 2004, reflect the termination phase of the Torre Antel project in Uruguay, finished in December 2004.

The following table includes the names of the Company's subsidiaries engaged in the Aluminum Profiles businesses:

Country	Entity Name	Division
Chile	Indalum S.A. Alumco S.A.	Aluminum Profiles - production Aluminum Profiles - distribution

The following table shows the Company's annual net sales generated by the Aluminum unit for the years 2003, 2004 and 2005:

Aluminum Profiles Unit
Year	Revenues (in Ch$ million)	% Consolidated Revenues	Total Volume (in tons)	% Consolidated Volume
2003	31,036	12.3%	10,211	9.3%
2004	29,652	8.8%	10,653	8.7%
2005	29,358	8.0%	10,819	8.6%

In 2005 revenues decreased 1.0% compared to the previous year due to the higher penetration of imported products.

The following tables present the Company's annual net sales generated by the Flexible Packaging business unit by destination for the years 2003, 2004 and 2005:

Aluminum Unit - Revenues by Destination (in Ch$ million)
Year	Chile	Exports (1)	Aluminum Unit
2003	29,848	1,188	31,036
2004	27,819	1,833	29,652
2005	27,749	1,609	29,358

Aluminum Unit - Volume Sales by Destination (in tons)
Year	Chile	Exports (1)	Aluminum Unit
2003	10,211	0	10,211
2004	10,653	0	10,653
2005	10,345	474	10,819

(1) Exports for the Aluminum Unit consist of all sales to customers in any country other than Chile.

The following table shows the Company's total revenues generated by the Aluminum unit for the years 2004, 2004 and 2005, broken down by business division:

Aluminum Unit - Revenues by Subsidiary (in Ch$ million)
Year	Indalum + Alumco	Ingewall	Inter-company	Aluminum Unit
2003	30,610	426	0	31,036
2004	29,652	0	0	29,652
2005	29,358	0	0	29,358

Aluminum - Production

Indalum owns a modern aluminum profile extrusion plant located in San Bernardo, in the outskirts of Santiago. Indalum is technologically up to date both in terms of the manufacturing processes and product and system designs. At the beginning of October 2003, the Company was certified under ISO 9001-2000

Production of aluminum profiles begins with aluminum billets. The billets are heated and then extruded. The extrusion process entails using high pressure to force the heated billet through a steel die in order to form elongated profiles, in either standard or customized shapes. After extrusion, the profiles are cut according to specifications and anodized, painted or left untreated.

Mill finished profiles are most commonly used by durable goods manufacturers. The following diagram depicts the production process for these profiles:

Billet

à preheating à extruding à cutting à packing

Anodized profiles are used in the construction sector. Anodization is a chemical treatment and electrochemical coloration process which protects aluminum against corrosion. The following diagram depicts the production process for anodized profiles:

Billet

à preheating à extruding à cutting à polishing à anodizing à stabilizing à packing

Painted profiles are also used in the construction sector. Painted profiles are offered in a wide variety of colors but are limited in their application to those uses where there is less exposure to corrosion. The following diagram depicts the production process for painted profiles:

Billet

à preheating à extruding à cutting à removing grease and chroming à painting à heating à packing

Aluminum - Raw Materials

Aluminum is the principal raw material used in the production of aluminum profiles and represents more than 74% of the total production profile cost. The Company obtains most of its aluminum requirements from Aluar, located in Argentina, and STC Intermesa Trading Co, located in Brazil.

Other raw materials used for aluminum profiles production include paint and chemical products. For the procurement of anodization chemical products, the Company establishes annual purchase agreements with four main suppliers, Brenntang Chile Comercial e Industrial, Chemal Katschmareck - GMBH (Germany), Química del Sur y Cía. Ltda. (Chile) and Goldschmidt Química de Mexico (Mexico)

The Company believes that all contracts and other agreements between the Company and third-party suppliers with respect to the supply of raw materials for its profiles business contain standard, customary terms and conditions. During the past ten years, the Company has not experienced any substantial difficulties in obtaining adequate supplies of necessary raw materials at satisfactory prices nor does it expect to do so in the future.

Aluminum Profiles - Summary of Sales

The following table shows the Company's annual net sales from its Aluminum Profiles division for the years 2003, 2004 and 2005:

Year	Aluminum Profiles Revenues (in Ch$ million)	Aluminum Profiles Volume Sales (in tons)	% Aluminum Profiles Unit Revenues
2003(1)	30.610	10.211	98,6%
2004(2)	29.652	10.653	100,0%
2005(2)	29.358	10.819	100,0%

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

For 2005, the Company's net sales decreased 1.0% compared to the previous year. This decrease was partially offset by a 1.56% increase in volume sales.

Aluminum Profiles - Marketing, Sales and Distribution

The Company devotes substantial efforts toward developing strong long-term relationships with each of its major customers. Madeco has approximately 50 active aluminum profile customers, twelve of which are its national distributors. Eight of these national distributors, sell the Company's aluminum profiles only. One sales supervisor manages the selling activity and maintains positive relations with the Company's distributors. In addition, the Company has a sales representative responsible for selling durable good manufacturers as well as to large end-user clients engaged in the curtain wall business and in window and patio door fabrication

The Company's largest distributor is its subsidiary Alumco. Alumco has eight sales representatives servicing approximately 1,500 active clients. The other major distributors are Distribuidora Arquetipo Ltda., Inversiones El Círculo Ltda. (Metralum) Distribuidora y Comercializadora Dialum Ltda. and Vidrios Dell'Orto S.A. The Company also sells profiles to seven large accounts which participate in the curtain wall industry as well as in window and patio door fabrication.

The following chart shows the Company's sales breakdown by channel for the years 2003, 2004 and 2005:

The Company's Sales Channels	% 2003 Revenues	% 2004 Revenues	% 2005 Revenues
Retail	22%	19%	21%
Independent distributors	52%	54%	45%
Construction companies and durable goods manufacturers	22%	24%	31%
Distribution offices in Bolivia (1)	4%	2%	0%
Exports and others	0%	1%	3%

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

The Company sells its aluminum profiles in either cash or deferred payment. Cash payments have a price discount. Payment terms offered by the Company range between 60 to 90 days; the exact period depending on each client, and is related to its financial standing and credit history. The average payment period decreased from 63 days in 2004 to 51 days in 2005 (these figures do not include non operating activity nor related party receivables). The Company's uncollectible accounts as a percentage of net sales decreased from 2.9% in 2004 to 2.1% in the year 2005.

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

During 2003, the Company launched the Superba System and the Xelentia System. The strategy behind the introduction of these two systems was product differentiation through market segmentation. Based on the client's market segmentation, each system provides a superior quality/price relation. The Xelentia System is focused on the medium to lower medium market, primarily subsidized governmental housing, while the Superba System is focused on the higher-end value residential housing. The packaging of both systems included not only the quality of the aluminum profile product but also its installation process.

During 2004, commercial activities continued to focus on improvements in these two systems. A total of 20 and 100 installers had been certified by the Superba System and Xelentia System, respectively. Although the Company does not provide installation guarantee to its clients, it does supervise indoor fabrication and on site installation of its certified installers and provides free technical assistance to all clients. The Company continued to focus on the IBS concept in 2004, achieving major improvements in service and technical assistance to clients.

During 2005 the Company continued with its marketing strategy already described, giving special attention to its branded systems with the purpose of increasing substitution of non branded systems. In this respect, the Company implemented a strategic plan with architects and realty developers, with the purpose of increasing project specification of branded systems in new projects. The results were increasingly good during 2005 and should continue to be so in 2006.

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

There are no formal third-party research estimates on industry sales volume, and the Company bases its estimates on import and export reports and the Company's own sales data. See "Presentation of Information". The following chart shows the Company's estimates for the Chilean aluminum profiles market industry and statistics for construction starts for the years 2003, 2004 and 2005:

Year	Industry Size (in tons)	Construction Starts Index (Dec 1996 = 100)
2003	12,820	74.0
2004	14,441	92.5
2005	14,900	102.7

The volume sales of the Company are closely related to the economy as a whole and growth in the residential sector. In 2005, GDP expanded 6.3% while the overall construction sector (including infrastructure) expanded 9.8%. The residential sector expanded 8.6% while non residential expanded 10.7%.

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

There are no formal third-party research estimates on market share, and the Company bases its estimates on import and export reports and the Company's own sales data. See "Presentation of Information". The following table shows the Company's estimate for market share of aluminum profiles products for the past three years:

	2003	2004	2005
The Company	76%	71%	69%
Alcoa	14%	15%	17%
Other Imports	10%	14%	14%

The Company's principal competitor is the Brazilian aluminum profiles manufacturer, Alcoa. Alcoa is a recognized brand in the Chilean market. Other imports come mainly from the Republic of China.

Although the Company lost some distributors and market share in 1999 due to Alcoa's aggressiveness at that time, the Company has successfully recovered most of it, through the successful implementation of a consistent commercial strategy since that year. During 2004 and 2005, the main competitors have been imports from China. This impacted market share in 2004 by reducing the Company's share by 5 percentage points. During 2005, imports from China doubled and impacted Alcoa's as well as the Company's share. In the last case, market share was reduced by 2 percentage points

Curtain Walls

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

Organizational Structure

The following diagram shows Madeco's shareholders as well as its principal subsidiaries as of December 31, 2005:

ADRs (3.9%)	Quiñenco(1) (47.8%)	AFP (4.9%)	Others (43.4%)
MADECO
Wire & Cable	BrassMills	Flexible Packaging	Aluminum Profiles
Madeco Chile (100.00%)		Alusa (75.96%)	Indalum (99.16%)
Decker-Indelqui (99.75%)		Aluflex (75.96%)
Ficap (100.00%)	Armat (100.00%)
Indeco (93.00%)
Optel (100.00%)

(1) The controlling shareholder of Madeco S.A. is the open stock corporation Quiñenco S.A. Quiñenco is an open stock corporation in accordance with Chilean Law. See "ITEM 7 - Major Shareholders and Related Party Transactions - Major Shareholders"

Madeco's majority shareholder is Quiñenco S.A., which, through its direct and indirect interests in the Company, beneficially owns an aggregate of 47.812% of the outstanding shares (2,557,141,629 shares) of Common Stock as of December 31, 2005.

Quiñenco S.A. is a Chilean holding company engaged in multiple businesses in Chile, Brazil, Argentina and Peru. Through its operating subsidiaries, Quiñenco is involved in the following industries: manufacturing, financial services, telecom and food and beverages.

The following table lists all of the Company's subsidiaries and affiliates as of December 31, 2005:

Business Unit	Name	Country of residence	Proportion of ownership interest	Proportion of voting power held
Wire & Cable	Soinmad S.A.	Chile	99.99%	99.99%
Wire & Cable	Cotelsa S.A.	Chile	99.99%	99.99%
Wire & Cable	Colada Continua Chilena S.A.	Chile	41.00%	41.00%
Wire & Cable	Ficap S.A.	Brazil	100.00%	100.00%
Wire & Cable	Optel Ltda.(1)	Brazil	100.00%	100.00%
Wire & Cable	Madeco Brasil Ltda.	Brazil	100.00%	100.00%
Wire & Cable	Indeco S.A.	Peru	93.00%	100.00%
Wire & Cable	Cobrecon S.A.	Peru	31.00%	33.33%
Wire & Cable	Metalurgica e Industrial S.A.	Argentina	100.00%	100.00%
Wire & Cable	Metacab S.A.	Argentina	99.75%	99.75%
Wire & Cable	H.B. San Luis S.A.	Argentina	99.75%	99.75%
Wire & Cable	Comercial Madeco S.A.	Argentina	100.00%	100.00%
Wire & Cable	Optel Argentina S.A.	Argentina	99.99%	99.99%
Wire & Cable	Madeco Overseas S.A.	Cayman Islands	100.00%	100.00%
Wire & Cable	Metal Overseas S.A.	Cayman Islands	100.00%	100.00%
Wire & Cable	Madeco S.A. Agencia Islas Caiman	Cayman Islands	100.00%	100.00%
Brass Mills	Armat S.A.	Chile	99.99%	99.99%
Wire & Cable / Brass Mills	Decker Indelqui S.A.	Argentina	99.75%	99.75%
Flexible Packaging	Alusa S.A.	Chile	75.96%	75.96%
Flexible Packaging	Alufoil S.A.(2)	Chile	75.96%	75.96%
Flexible Packaging	Inversiones Alusa S.A.	Chile	75.96%	75.96%
Flexible Packaging	Peru Plast S.A.	Peru	18.99%	18.99%
Flexible Packaging	Tech Pak S.A.	Peru	19.45%	19.45%
Flexible Packaging	Aluflex S.A.	Argentina	75.34%	75.34%
Flexible Packaging	Alusa Overseas	Cayman Islands	75.96%	75.96%
Aluminum Profiles	Indalum S.A.	Chile	99.16%	99.16%
Aluminum Profiles	Alumco S.A.	Chile	99.16%	99.16%
Aluminum Profiles	Inversiones Alumco S.A.	Chile	99.16%	99.16%
Aluminum Profiles	Ingewall S.A. (3)	Chile	99.16%	99.16%
Aluminum Profiles	Ingewall Uruguay S.A. (3)	Uruguay	99.16%	99.16%
Aluminum Profiles	Distribuidora Boliviana Indalum S.A. (4)	Bolivia	93.43%	93.43%

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

The Company's headquarters are located in Santiago, Chile at Ureta Cox 930. The corporate office building contains approximately 3,524 square meters of office space. The Company owns plants, warehouses and office space in Chile, Argentina, Brazil and Peru, occupying approximately 423,219 square meters. Total production capacity for its Wire & Cable division, Optical Fiber division, Brass Mills unit, Flexible Packaging unit and Aluminum Profiles unit, including the production capacity of idle plants, amounts to 113,282 tons, 1,400,000 km, 165,520 tons, 19,200 tons and 16,536 tons, respectively.

The following table sets forth information concerning the production facilities of the Company as of December 31, 2005. All listed facilities are owned or leased and operated by the Company:

Production Facility	Principal Use/Products	Size of Building (M2)	Installed Production Capacity (tons/year)	2005 Average Capacity Utilization (1)
Wire & Cable
San Miguel, Santiago, Chile	Copper cable	27,650	14,640	75%
Rio de Janeiro, Brazil	Copper cable	58,000	21,600	37%
Sao Paulo, Brazil	Copper cable	26,500	28,500	67%
Lima, Peru	Copper / aluminum cable	49,150	15,990	81%
Lima, Peru	Copper sulfates	770	1,832(4)	43%
Llavallol, B.A., Argentina (3)	Copper / aluminum cable	18,162	2,400	29%
Quilmes, B.A., Argentina (3)	Copper / aluminum cable	39,850	4,800	20%
Lo Espejo, Santiago, Chile	Copper rod	1,050	12,000	19%
Sao Paulo, Brazil	Aluminium Rod	1,800	11,520	31%
Rio de Janeiro, Brazil (km.) (2)	Optical fiber cable	3,500	1,000,000	0%
Buenos Aires., Argentina (km.) (2)	Optical fiber cable	4,400	400,000	21%

Brass Mills
San Miguel, Santiago, Chile	Pipes, bars and sheets	32,400	36,900	69%
Lo Espejo, Santiago, Chile	Foundry	20,450	78,900	55%
Quilpue, Chile	Coin blanks and sheets	12,100	8,400	31%
Llavallol, B.A., Argentina (3)	Copper sheets	30,112	10,120	0%
Llavallol, B.A., Argentina (3)	Foundry	1,775	22,000	5%
Barracas, B.A., Argentina(3)	Copper pipes	15,800	5,500	29%
San Luis, Argentina (3)	Foundry, brass products	3,450	3,700	0%

Flexible Packaging
Santiago, Chile	Flexible packaging	16,600	13,200	77%
San Luis, Argentina	Flexible packaging	7,500	6,000	82%

Aluminum Profiles
Santiago, Chile	Aluminum profiles	33,200	16,536	72%

(1) Average Capacity Utilization represents total production output as a percentage of installed annual production capacity.

(2) On March 31, 2005, the Company acquired all the rights to Optel Ltda. For additional information, see "Item 4. Information on the Company - History and Development of the Company - History"

(3) As a consequence of Argentina's economic crisis, Madeco closed the production facilities of its Argentine Wire & Cable and Brass Mills operations in December 2001. The Company reopened, at limited capacity, the Barracas and Llavallol brass mills operations in the second half of 2003. Since November 2004 the Company has been partially operating, on a non-continuous basis, the Llavallol and Quilmes wire & cable facilities.

(4) Capacity includes only metallic copper and not sulfates.

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

ITEM 5. Operating and Financial Review and Prospects

Introduction

The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included in "Item 18. Financial Statements". For clarity of presentation, certain amounts presented in U.S. dollars and Chilean pesos, as well as percentages, have been rounded. As a result, certain totals may not directly reflect the sum of their components.

As discussed below, the Consolidated Financial Statements have been prepared in accordance with Chilean GAAP, which differs in certain important respects from U.S. GAAP. Note 32 to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company's results, and a reconciliation to U.S. GAAP of shareholders' equity and net income (loss) for the years ended December 31, 2003, 2004 and 2005. In accordance with Chilean GAAP, financial data included in the Company's Consolidated Financial Statements have been restated in constant Chilean pesos as of December 31, 2005. See Note 2 to the Consolidated Financial Statements.

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

Chile: terms of exchange continued improving, and excess capacity allowed the Chilean economy to grow above its long-term potential in 2005. The Chilean economy grew by 6.3% in 2005, internal demand by 11.4% and investment levels expanded by 24.7%. Higher prices of copper and other exports resulted in a commercial surplus of over US$10 billion, and a current account surplus was achieved for the second consecutive year. Likewise, fiscal accounts registered a surplus equivalent to 4.8% of GDP. In 2006, despite the high price of copper, economic growth is expected to slow to about 5.5% as excess capacity is absorbed. This is not however, expected to affect current account and fiscal account surpluses.

Brazil: despite a strong international economy and easing of interest rates in 2005, the Brazilian economy only grew by 2.3% in 2005, less than half of that registered in 2004, but consistent with average growth figures over the last 25 years. Current account surpluses were maintained for the third consecutive year, while public debt was stable at 51% of GDP. Inflation dropped to 5.7% in 2005. In 2006, economic growth of 3.5% is expected, which should stimulate a more expansive monetary policy. Presidential elections in October are not expected to dampen the economic environment.

Peru: the Peruvian economy has continued to show one of the strongest performances in the region, with growth in 2005 of 6.7%, in line with its seven year growth trend. High export prices and prudent macroeconomic management of the economy have allowed Peru to maintain a stable fiscal situation, low inflation and solid external accounts. However, uncertainty surrounds the upcoming presidential run-off, which may eventually test the strength of Peruvian institutions as neither candidate steadfastly supports the economic program which has resulted in Peru's impressive growth since 1990.

Argentina: the Argentine economy experienced robust growth for the third consecutive year. In 2005, the economy grew by 9.2%, which represented nearly a 30% recovery in three years. Nonetheless, GDP per capita remains well below its 1998 level, which indicates that only in 2006 will the economy begin to experience real growth. Internal demand also grew rapidly in 2005, reaching 11.1%. In addition, Argentina prepaid its debt with the IMF and is now free of the restrictions imposed by that organization. GDP growth for 2006 is estimated at 7.5%. However, economic policy remains unstable, which has contributed to growing inflationary pressure and the lack of a comprehensive medium and long-term growth plan for investments, which could complicate the future development of the country.

While cyclical downturns in the Chilean or regional economy have an adverse effect on the Company's business and results of operations, reduced domestic and regional sales can be partially offset by increases in exports outside the region, particularly with respect to the Company's brass mills products, which meet international standard specifications and can be produced and sold competitively in international markets. There can be no assurance, however, that profits on any export sales would fully offset lost profits resulting from reductions in domestic or regional sales. Export sales for each business unit consist of all sales made to customers in countries other than those countries where the Company maintains operations for that respective business unit. In 2005, 23.0% of the Company's consolidated net sales was attributable to exports.

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

The Company's Summary of Operations

The following table provides certain information relating to the Company's results of operations in millions of Chilean pesos and as a percentage of net sales for the periods indicated:
Year ended December 31,
(in Ch$ million of Dec. 2005, except percentages)
	2003		2004		2005
Net Sales	252,378	100.0%	335,700	100.0%	365,488	100.0%
Cost of Goods Sold	(221,340)	-87.7%	(286,580)	85.4%	(313,548)	-85.8%
Gross Income	31,038	12.3%	49,120	14.6%	51,940	14.2%
SG&A Expenses	(23,120)	-9.2%	(23,038)	-6.8%	(24,099)	-6.6%
Operating Income	7,918	3.1%	26,082	7.8%	27,840	7.6%
Non-Operating Income	1,998	0.8%	2,504	0,7%	3,407	0.9%
Non-Operating Expenses	(27,289)	-10.8%	(17,060)	-5,0%	(14,297)	-3.9%
Price-Level Restatement (1)	1,847	0.7%	(260)	-0,1%	(2,752)	-0.8%
Net Non-Operating Results	(23,443)	-9.3%	(14,816)	-4.4%	(13,642)	-3.7%
Income Taxes	(1,691)	-0.7%	(1,598)	-0.5%	(1,467)	-0.4%
Minority Interest	(614)	-0.2%	(850)	-0.3%	(736)	-0.2%
Amortization of Negative Goodwill	59	0.0%	-		19	0.0%
Net Income (Loss)	(17,770)	-7.0%	8,819	2.6%	12,014	3.3%

(1) Includes the effect of Foreign exchange differences gain (losses).

The following tables set forth, for each of the periods indicated, the volume sales, net sales and operating income of each of the Company's business units, as well as the percentage of the Company's total consolidated volume sales, net sales and operating income, respectively:

Volume Sales
(in tons, except percentages)
	2003		2004		2005
Wire & Cable	53,923	49.3%	62,866	51.0%	70,756	56.3%
Brass Mills	30,360	27.8%	33,319	27.1%	29,513	23.5%
Flexible Packaging	14,821	13.6%	16,361	13.2%	14,527	11.6%
Aluminum Profiles	10,211	9.3%	10,653	8.7%	10,819	8.6%
Total	109,315	100.0%	123,199	100%	125,615	100.0%

Total volume sales presented in tons include the conversion of optical fiber volume sales using the conversion rate of 1 ton = 44 kms. As a consequence of the termination of the Joint Venture Agreement, Optel Ltda. has not been consolidated with Madeco during 2003 and 2004, being treated instead as an affiliate.

Year ended December 31,
(in Ch$ million Dec. 2005, except percentages)
	2003		2004		2005
Net Sales
Wire & Cable	117,366	46.5%	172,256	51.3%	212,062	58.0%
Brass Mills	59,655	23.6%	87,050	25.9%	79,908	21.9%
Flexible Packaging	44,321	17.6%	46,742	13.9%	44,159	12.1%
Aluminum Profiles	31,035	12.3%	29,652	8.8%	29,358	8.0%
Total	252.378	100.0%	335.700	100.0%	365,487	100.0%

Operating Income (Loss)
Wire & Cable	(1,087)	-13.7%	10,873	41.7%	19,390	69.6%
Brass Mills	1,539	19.4%	8,451	32.4%	2,024	7.3%
Flexible Packaging	3,459	43.7%	3,302	12.7%	3,426	12.3%
Aluminum Profiles	4,007	50.6%	3,456	13.2%	3,000	10.8%
Total	7,919	100.0%	26,082	100.0%	27,840	100.0%

2005 versus 2004

Consolidated financial results as of December 31, 2005 are positive, with revenue growth of 8.9% compared to the previous year. This increase reflects the higher price of raw materials as well as a change in product mix, with a substantial revenue increase in the Wire & Cable Business Unit, especially in Chile, Peru and Brazil, partially offset by a reduction in sales volumes and profitability in the Brass Mills unit.

Consolidated volume sales increased to 125,615 tonnes, up 2.0% compared to 2004. This is due mainly to a 12.6% growth (7,890 tonnes) in cable volume sales (including the conversion of optical fiber volume sale) , and due to a decrease of 11.4% (3,806 tonnes) in brass mills. Volume sales of flexible packaging fell 11.2% (1,834 tonnes), which was due to the sale of the Alufoil subsidiary in late 2004. Aluminum profiles sales increased by 1.6% (166 tonnes).

Gross margin grew to Ch$51,940 million in 2005, up 5.7% compared to the previous year (Ch$49,120 million), arising from an 8.9% increase in net sales and growth of 9.4% in cost of goods sold. The growth in cost of goods sold was due mainly to price increases in raw materials such as copper, aluminum and plastic materials. The average copper price on the London Metal Exchange increased 45.5%, from US$3,145/tonne to US$4,577/tonne, while aluminum increased 14.4%. Consequently, cost of goods sold grew due to an increase in total direct costs, which were up 17.3%, which was partially offset by a reduction in production costs of 11.8%. The consolidated operating margin in 2005 was down 0.4 percentage points to 14.2% compared to 14.6% the prior year.

The Company's operating income increased 6.7% in spite of sustained increases in the cost of raw materials such as copper, aluminum, plastics and resins, which were partially offset by selling price increases. In addition, the Company has continued its policy of reducing selling, general and administrative expenses, which increased by 4.6% compared to 2004 due to costs associated with implementing the ERP SAP software in the Brazilian subsidiary, among other projects.

Analysis of Operating Segment Performance 2005 versus 2004

The Company's operating results for each business unit are described in further detail below:

Wire & Cable

Year 2005 (in Ch$ million, except percentages)
	Chile	Brazil	Peru	Argentina	Optical Fiber	Inter-company	Wire & Cable Unit
Revenues	77,832	90,247	63,334	5,757	1,728	(26,836)	212,062
COGS	(71,395)	(74,863)	(53,935)	(5,019)	(1,485)	27,283	(179,414)
Gross Income	6,437	15,384	9,399	738	243	447	32,648
Gross Margin	8.3%	17.0%	14.8%	12.8%	14.1%	-1.7%	15.4%
SG&A	(1,813)	(7,432)	(2,268)	(420)	(196)	(1,129)	(13,258)
Operating Income	4,624	7,952	7,131	318	47	(682)	19,390
Operating Margin	5.9%	8.8%	11.3%	5.5%	2.7%	2.5%	9.1%

Year 2004 (in Ch$ million, except percentages)
	Chile	Brazil	Peru	Argentina	Optical Fiber	Inter-company	Wire & Cable Unit
Revenues	62,114	79,718	55,701	4,848	-	(30,125)	172,256
COGS	(55,889)	(70,017)	(48,552)	(4,352)	-	29,535	(149,275)
Gross Income	6,225	9,701	7,149	496	-	(590)	22,981
Gross Margin	10.0%	12.2%	12.8%	10.2%	-	2.0%	13.3%
SG&A	(2,019)	(6,194)	(2,231)	(335)	-	(1,329)	(12,108)
Operating Income	4,206	3,507	4,918	161	-	(1,919)	10,873
Operating Margin	6.8%	4.4%	8.8%	3.3%	-	6.4%	6.3%

2005 versus 2004 % change
	Chile	Brazil	Peru	Argentina	Wire & Cable Unit
Revenues	25.3%	13.2%	13.7%	18.8%	23.1%
COGS	27.7%	6.9%	11.1%	15.3%	20.2%
Gross Income	3.4%	58.6%	31.5%	48.8%	42.1%
SG&A	-10.2%	20.0%	1.7%	25.4%	9.5%
Operating Income	9.9%	126.7%	45.0%	97.5%	78.3%

Revenues through December 2005 were Ch$212,062 million, up 23.1% compared to Ch$172,256 million in 2004. Volume sales grew 12.6%, led by Peru, up 31.4%, and to a lesser extent by Argentina and Chile with gains of 12.4% and 9.0% respectively. The Brazilian subsidiary experienced a decrease in volume sales of 2.4% due to a change in product mix, with aluminum cable increasing by 2.308 tonnes compared to 2004. Because aluminum is lighter than copper, if we consider aluminum sales in terms of equivalent copper material, there was an increase of 14.3% in volume sales.

Cost of goods sold rose 20.2% to Ch$179,414 million in 2005 compared to Ch$149,275 million in 2004. This increase reflects the 12.6% growth in volume sold and a 45.5% rise in the dollar price of copper.

The gross margin rose to 15.4% of sales from 13.3% in 2004, due mainly to the operations in Brazil, which had an increase of Ch$5,683 million, or 4.8 percentage points.

Selling, general and administrative expenses increased 9.5% to Ch$13,258 million from Ch$12,108 million in 2004 because of increased marketing and operating expenses and due to the cost of implementing the ERP SAP software in the Brazilian subsidiary. However, as a percentage of revenues, selling, general and administrative expenses fell to 6.3% compared to 7.0% in 2004.

Operating income increased in 2005 by Ch$8,517 million from an operating income of Ch$10,873 million in 2004 to an operating income of Ch$19,390 million in 2005.

Brass Mills

Year 2005 (in Ch$ million, except percentages)
	Chile	Argentina	Coins	Inter-company	Brass Mills Unit
Revenues	77,184	7,197	6,870	(11,343)	79,908
COGS	(72,329)	(6,188)	(6,273)	11,521	(73,269)
Gross Income	4,855	1,009	597	178	6,639
Gross Margin	6.3%	14.0%	8.7%	-1.6%	8.3%
SG&A	(3,181)	(655)	(410)	(369)	(4,615)
Operating Income	1,674	354	187	(191)	2,024
Operating Margin	2.2%	4.9%	2.7%	1.7%	2.5%

Year 2004 (in Ch$ million, except percentages)
	Chile	Argentina	Coins	Inter-company	Brass Mills Unit
Revenues	82,028	6,831	8,743	(10,552)	87,050
COGS	(70,754)	(5,839)	(8,500)	10,309	(74,784)
Gross Income	11,274	992	243	(243)	12,266
Gross Margin	13.7%	14.5%	2.8%	2.3%	14.1%
SG&A	(2,233)	(571)	(614)	(397)	(3,815)
Operating Income	9,041	421	(371)	(640)	8,451
Operating Margin	11.0%	6.2%	-4.2%	6.1%	9.7%

2005 versus 2004 % change
	Chile	Argentina	Coins	Brass Mills Unit
Revenues	-5.9%	5.4%	-21.4%	-8.2%
COGS	2.2%	6.0%	-26.2%	-2.0%
Gross Income	-56.9%	1.7%	145.7%	-45.9%
SG&A	42.5%	14.7%	-33.2%	21.0%
Operating Income	-81.5%	-15.9%	-	-76.1%

Revenues through December 2005 were down 8.2% to Ch$79,908 million compared to Ch$87,050 million in 2004. This was due mainly to lower volume sales in Madeco's operations in Chile and to lower exports from Chile, which together fell 12.7%. Volume sales to third parties in Argentina were up 3.5%.

Cost of goods sold fell 2.0% because of the decline in volume sales. As a percentage of sales, costs rose to 91.7% compared to 85.9% in 2004, due to higher copper prices and lower margins in the domestic market.

The gross margin fell to 8.3% of sales from 14.1%, due to increased competition in Chile from local suppliers, imports, and substitute products. Export margins also fell compared to 2004 due to the depreciation of the dollar.

Selling, general and administrative expenses increased 21.0% to Ch$4,615 million from Ch$3,815 million, and as a percentage of sales, rose to 5.8% in 2005 from 4.4% in 2004.

Operating income fell 76.1% or Ch$6,427 million in 2005 compared to the previous year. Similarly, operating margin fell in 2005 to 2.5% compared to 9.7% in the previous year.

Flexible Packaging

Year 2005 (in Ch$ million, except percentages)
	Chile	Argentina	Inter-company	Flexible Packaging Unit
Revenues	31,559	12,600	0	44,159
COGS	(26,895)	(10,854)	0	(37,749)
Gross Income	4,664	1,746	0	6,410
Gross Margin	14.8%	13.9%	0.0%	14.5%
SG&A	(1,987)	(799)	(198)	(2,984)
Operating Income	2,677	947	(198)	3,426
Operating Margin	8.5%	7.5%	0.0%	7.8%

Year 2004 (in Ch$ million, except percentages)
	Chile	Argentina	Inter-company	Flexible Packaging Unit
Revenues	34,594	12,148	0	46,742
COGS	(29,347)	(10,477)	0	(39,824)
Gross Income	5,247	1,671	0	6,918
Gross Margin	15.2%	13.8%	0.0%	14.8%
SG&A	(2,481)	(698)	(437)	(3,616)
Operating Income	2,766	973	(437)	3,302
Operating Margin	8.0%	8.0%	0.0%	7.1%

2005 versus 2004 % change
	Chile	Argentina	Flexible Packaging Unit
Revenues	-8.8%	3.7%	-5.5%
COGS	-8.4%	3.6%	-5.2%
Gross Income	-11.1%	4.5%	-7.3%
SG&A	-19.9%	14.5%	-17.5%
Operating Income	-3.2%	-2.7%	3.8%

Revenues fell 5.5% to Ch$44.159 million from Ch$46.742 million. Operations in Chile experienced a reduction in volume sales of 17.7%, while Argentine operations saw an increase of 5.7%. Total volume sales were down 11.2%. The reduction in volume sales was due mainly to the absence of Alufoil, the Chilean subsidiary of Alusa, which ceased operations in late 2004, and to a lesser extent, to the fact that Alusa carried out a rationalization of its client portfolio, as well as the greater tendency in the market to use lighter packaging materials. The reduction in volume sales was offset in part by higher average prices due to increases in raw material costs, and a readjustment in the client portfolio.

Cost of goods sold fell 5.2% to Ch$37,749 million from Ch$39,824 million. This change reflects an increase in the price of raw materials and the growth in volume sales in each country. Cost of goods sold in Chile were down 8.4%, but rose 3.6% in Argentina. As a percentage of sales, costs rose to 85.5% from 85.2%.

The gross margin fell to 14.5% from 14.8%.

Selling, general and administrative expenses fell 17.5% to Ch$2,984 million from Ch$3,616 million, reflecting the discontinuation of Alufoil operations (flexible packaging for household use) in late 2004, and the efforts made in the second half of 2005 to rationalize the business unit's operations and make them more efficient.

The Company's Flexible Packaging operating income increased Ch$124 million, or 3.8%, in 2005 compared to the previous year.

Aluminum Profiles

Year 2005 (in Ch$ million, except percentages)
	Chile	Aluminum Profiles Unit
Revenues	29,358	29,358
COGS	(23,116)	(23,116)
Gross Income	6,242	6,242
Gross Margin	21.3%	21.3%
SG&A	(3,242)	(3,242)
Operating Income	3,000	3,000
Operating Margin	10.2%	10.2%

Year 2004 (in Ch$ million, except percentages)
	Chile	Aluminum Profiles Unit
Revenues	29,652	29,652
COGS	(22,697)	(22,697)
Gross Income	6,955	6,955
Gross Margin	23.5%	23.5%
SG&A	(3,499)	(3,499)
Operating Income	3,456	3,456
Operating Margin	11.7%	11.7%

2005 versus 2004 % change
	Aluminum Profiles	Aluminum Profiles Unit
Revenues	-1.0%	-1.0%
COGS	1.8%	1.8%
Gross Income	-10.3%	-10.3%
SG&A	-7.3%	-7.3%
Operating Income	-13.2%	-13.2%

Revenues in 2005 fell 1.0% to Ch$29,358 from Ch$29,652 in 2004. This reduction was due to lower sales prices caused by the stiffer competition in 2005 compared to the previous year. Volume sales increased 1.6%.

Cost of goods sold rose 1.8% to Ch$23,116 million from Ch$22,697 million, due to growth in volume sales and an increase in the average price for raw materials, with the dollar price for aluminum rising 14.4%.

The gross margin as a percentage of sales fell to 21.3% from 23.5%.

Selling, general and administrative expenses fell 7.3% to Ch$3,242 million from Ch$3,499 million, and as a percentage of sales, to 11.0% in 2005 from 11.8% in 2004. This reduction was due primarily to the discontinuation of operations of Bolivian distributor Indalum S.A., which was partially offset by increased expenses for externally contracted services and maintenance.

The Company's aluminum profiles operating income decreased in 2005 by Ch$456 million, or 13.2%, while operating margins also decreased to 10.2% from 11.7% in the previous year.

The Company's Non-Operating Results

Non-operating loss was reduced by Ch$1,174 million to a loss of Ch$13,642 million in 2005, a reduction of 7.9% compared to the loss of Ch$14,816 million in 2004. For further detail regarding the Company's non-operating results, see Note 23 to the Company's Consolidated Financial Statements.

  Non-Operating Income: The Company's non-operating income increased by Ch$903 million, to Ch$3,407 million in 2005 from Ch$2,504 million in 2004. The increase in non-operating income is mostly due to the consolidation of Madeco's fiber optic subsidiary, Optel. The unfavorable arbitration decision in 2003, in which Madeco lost control of its interest in Optel in a lawsuit against Dow Corning International, was resolved to Madeco's favor in March 2005. See "Item 4. Information on the Company - History and Development of the Company - History". In addition, idle assets, such as land and others were sold.
  Non-Operating Expenses: The Company's non-operating expenses in 2005 decreased by Ch$2,763 million compared to the previous year due to a reduction in financial expenses and other non-operating expenses.

Financial expenses decreased by Ch$2,038 million. This was a result of reduction in debt, a lower average interest rate achieved through the issuance of series 'D' bonds in December 2004, the effect of exchange rate differences on dollar indexed debt, the prepayment of the syndicated loan of December 2002 using funds from the loan obtained on September 5 2005, and the partial debt prepayment, of more than Ch$44,017 million, using funds raised in the successful capital increase executed in late November 2005.

  Price-Level Restatement: Price level restatement, which is made up of inflationary adjustments and currency fluctuations decreased by Ch$2,492 million in 2005 compared to the previous year. The price level restatement balance in 2005 reflected a net loss position of Ch$2,752 million compared to the net loss position of Ch$260 million in 2004. This was due to an increase in negative price level restatement of Ch$1,310 million, and an increase in expense related to exchange rate differences, net of hedge costs, of Ch$1,182 million. Losses due to exchange rate differences through December 2005 were, among other things, caused by the devaluation of the Brazilian real in December 2005 and the dollar debt of the Ficap subsidiary in that country.
  Income Taxes: The Company had an income tax expense reduction of 8.2% in 2005 compared to the previous year. Income tax in 2005 and 2004 amounted to Ch$1,467 million and Ch$1,598 million, respectively.
  Minority Interest: Minority interest in the Company reflects the portion of profit or loss that corresponds to the shares held by minority shareholders in the Alusa, Indeco and Indalum subsidiaries. Minority shareholder interest in 2005 was Ch$736 million, down 13.4% compared to Ch$850 million the previous year. This was due to the lower net income of the Alusa subsidiary, and because of the smaller percentage held by minority shareholders in Indeco of 5.99% in 2005 compared to 7.00% in 2004.

2004 versus 2003

Consolidated revenues for the year 2004 increased 33.0% or $83,322 million compared to the previous year due to higher unit selling prices for Wire & Cable and Brass Mill related products. These higher prices can be primarily attributed to increases in raw material costs - copper, aluminum, zinc and plastics. Additionally, the consolidated volume sold also increased 12.7% during 2004. The increase in consolidated revenue was partially offset by negative currency fluctuations. The appreciation of the Chilean peso against the U.S. dollar negatively impacted revenues generated by foreign subsidiaries in the Wire & Cable business unit and Chilean exports of Brass Mill related products.

The Company's gross margin increased 2.3 percentage points to 14.6% in 2004 from 12.3% in the previous year. This increase was primarily due to production efficiencies in both the Wire & Cable and Brass Mills business units as a result of the Company's successful implementation and consolidation of the Company's Business Plan. See "Item 4 - Information on the Company - Business Overview - Strategy." The increase in gross income to $49,120 million in 2004 from $31,039 million in the previous year is mostly due to a 33.0% increase in consolidated revenues as a result of increased prices, and gains from production efficiencies.

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

Analysis of Operating Segment Performance 2004 versus 2003

The Company's operating results for each business unit are described in further detail below:

Wire & Cable

Year 2004 (in Ch$ million, except percentages)
	Chile	Brazil	Peru	Argentina	Inter-company	Wire & Cable Unit
Revenues	62,114	79,718	55,701	4,848	(30,125)	172,256
COGS	(55,889)	(70,017)	(48,552)	(4,352)	29,535	(149,275)
Gross Income	6,225	9,701	7,149	496	(590)	22,981
Gross Margin	10.0%	12.2%	12.8%	10.2%	2.0%	13.3%
SG&A	(2,019)	(6,194)	(2,231)	(335)	(1,329)	(12,108)
Operating Income	4,206	3,507	4,918	161	(1,919)	10,873
Operating Margin	6.8%	4.4%	8.8%	3.3%	6.4%	6.3%

Year 2003 (in Ch$ million, except percentages)
	Chile	Brazil	Peru	Argentina	Inter-company	Wire & Cable Unit
Revenues	43,955	57,384	34,978	2,318	(21,269)	117,366
COGS	(42,139)	(53,142)	(31,488)	(2,005)	20,856	(107,918)
Gross Income	1,816	4,242	3,490	313	(413)	9,448
Gross Margin	4.1%	7.4%	10.0%	13.5%	1.9%	8.1%
SG&A	(2,184)	(4,552)	(2,072)	(390)	(1,337)	(10,535)
Operating Income	(368)	(310)	1,418	(77)	(1,751)	(1,087)
Operating Margin	-0.9%	-0.5%	4.1%	-3.3%	8.2%	-0.9%

2004 versus 2003 % change
	Chile	Brazil	Peru	Argentina	Wire & Cable Unit
Revenues	41.3%	38.9%	59.2%	109.2%	46.8%
COGS	32.6%	31.8%	54.2%	117.1%	38.3%
Gross Income	244.4%	128.7%	104.8%	58.6%	143.2%
SG&A	-7.6%	36.1%	7.7%	-14.1%	14.9%
Operating Income	n.a.	n.a.	246.8%	n.a.	n.a.

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

The Company's Wire & Cable cost of goods sold principally consists of the cost of copper, aluminum and other raw materials used by the Company in production, labor costs for production personnel, depreciation of assets related to the production and costs associated with operating and maintaining the Company's plants and equipment. Cost of goods sold increased by Ch$41,357 million, or 38.3%, compared to the previous year mostly due to increased net cables sales and the increase in the price of raw materials such as copper and aluminum. The average annual price in U.S. dollars of both copper and aluminum increased 43.6% and 7.0%, respectively, compared to the previous year. The increase in cost of goods sold was partially offset by a 6.13% appreciation of the Chilean peso compared to the U.S. dollar. The Company's wire and cable gross margins improved 5.2 percentage points from 8.1% in 2003 to 13.3% in 2004.

The Company's Wire & Cable selling, general and administrative expenses primarily consist of salaries of sales and administrative personnel, administrative depreciation and maintenance expenses, general expenses and expenses related to transportation and external services provided by third parties. Selling, general and administrative expenses increased Ch$1,573 million, or 14.9%, in 2004 compared to the previous year due to the higher sales volume experienced in the Wire & Cable business unit and the 8.1% appreciation of the Brazilian Real compared to the U.S. dollar. The increase in the Company's wire and cable selling, general and administrative expenses was partially offset by a 6.13% appreciation of the Chilean peso compared to the U.S. dollar and the effect of this appreciation on translating the expenses of the foreign subsidiaries of the Company into Chilean pesos. As a percentage of sales, the wire and cable selling, general and administrative expenses changed to 7.0% in 2004 compared to 9.0% in the previous year. This improvement is mostly due to the successful implementation of cost efficiency measures as outlined in the Company's Business Plan.

Operating income increased in 2004 by Ch$11,960 million from an operating loss of Ch$1,087 million in 2003 to an operating income of Ch$10,873 million in 2004.

Brass Mills

Year 2004 (in Ch$ million, except percentages)
	Chile	Argentina	Coins	Inter-company	Brass Mills Unit
Revenues	82,028	6,831	8,743	(10,552)	87,050
COGS	(70,754)	(5,839)	(8,500)	10,309	(74,784)
Gross Income	11,274	992	243	(243)	12,266
Gross Margin	13.7%	14.5%	2.8%	2.3%	14.1%
SG&A	(2,233)	(571)	(614)	(397)	(3,815)
Operating Income	9,041	421	(371)	(640)	8,451
Operating Margin	11.0%	6.2%	-4.2%	6.1%	9.7%

Year 2003 (in Ch$ million, except percentages)
	Chile	Argentina	Coins	Inter-company	Brass Mills Unit
Revenues	54,242	4,298	7,606	(6,492)	59,655
COGS	(47,975)	(3,809)	(7,920)	6,367	(53,337)
Gross Income	6,267	490	(314)	(124)	6,318
Gross Margin	11.6%	11.4%	-4.1%	1.9%	10.6%
SG&A	(2,985)	(570)	(859)	(365)	(4,779)
Operating Income	3,282	(81)	(1,174)	(489)	1,538
Operating Margin	6.1%	-1.9%	-15.4%	7.5%	2.6%

2004 versus 2003 % change
	Chile	Argentina	Coins	Brass Mills Unit
Revenues	51.2%	58.9%	14.9%	45.9%
COGS	47.5%	53.3%	7.3%	40.2%
Gross Income	79.9%	102.7%	-177.1%	94.2%
SG&A	-25.2%	0.1%	-28.5%	-20.2%
Operating Income	175.5%	-622.5%	-68.3%	449.2%

In 2004, revenues increased by Ch$27,395 million, or 45.9%, compared to the previous year due primarily to a 33.0% increase in the sales price assessed on pipes, bars, sheets and coin products, and to a lesser extent, to a 12.8% increase in volume sold related to pipes, bars and sheets. This increase was partially offset by a 6.13% appreciation of the Chilean peso compared to the U.S. dollar and the negative effect of this appreciation on the Company's exports, which represents 55.9% of the business unit's revenue. Additionally, this business unit experienced an 18% reduction in volume sold in its coin products due to competitive pressures and excess capacity in the industry as a result of decreased demand. Most of the large coin manufacturing companies increased production capacity in the previous years to prepare for the introduction of the Euro coin, which began circulation in January 2002. Subsequent to the introduction of the Euro, demand for coin related products has remained flat.

The Company's Brass Mills cost of goods sold increased in 2004 to Ch$21,447 million, or 40.2%, compared to the previous year. This increase was primarily due to an increase in volume sold and an increase in the price of raw materials. For instance, both copper and aluminum prices increased in U.S. dollar terms by 43.6% and 7.0%, respectively, compared to the previous year. The Company's Brass Mills gross margins increased in 2004 to 14.1% compared to 10.6% in 2003.

The Company's Brass Mills selling, general and administrative expenses decreased Ch$964 million, or 20.2%, in 2004 compared to the previous year due to the successful implementation of cost efficiency measures as outlined in the Company's Business Plan.

Operating income improved Ch$6,912 million or 449.0%, in 2004 compared to the previous year. Similarly, operating margin improved in 2004 to 9.7% compared to 2.6% in the previous year.

Flexible Packaging

Year 2004 (in Ch$ million, except percentages)
	Chile	Argentina	Inter-company	Flexible Packaging Unit
Revenues	34,594	12,148	0	46,742
COGS	(29,347)	(10,477)	0	(39,824)
Gross Income	5,247	1,671	0	6,918
Gross Margin	15.2%	13.8%	0.0%	14.8%
SG&A	(2,481)	(698)	(437)	(3,616)
Operating Income	2,766	973	(437)	3,302
Operating Margin	8.0%	8.0%	0.0%	7.1%

Year 2003 (in Ch$ million, except percentages)
	Chile	Argentina	Inter-company	Flexible Packaging Unit
Revenues	33,409	10,916	(4)	44,321
COGS	(28,028)	(9,318)	4	(37,342)
Gross Income	5,381	1,599	0	6,980
Gross Margin	16.1%	14.6%	0.0%	15.7%
SG&A	(2,325)	(731)	(464)	(3,520)
Operating Income	3,056	867	(464)	3,459
Operating Margin	9.1%	7.9%	0.0%	7.8%

2004 versus 2003 % change
	Chile	Argentina	Flexible Packaging Unit
Revenues	3.5%	11.3%	5.5%
COGS	4.7%	12.4%	6.6%
Gross Income	-2.5%	4.5%	-0.9%
SG&A	6.7%	-4.5%	2.7%
Operating Income	-9.5%	12.2%	-4.6%

Flexible Packaging revenues increased in 2004 by Ch$2,421 million, or 5.5%, compared to the previous year. This improvement is explained by an increase in volume sold in Chile of 8.1% , as well as by an increase in export sales to the United States, Ecuador and Brazil in accordance with the Company's Business Plan. The export sales to Brazil were conducted through the Company's business unit in Argentina and resulted in a 16.9% increase in revenues. This increase was partially offset by a lower average sales price in both Chile and Argentina.

The Company's Flexible Packaging cost of goods sold increased in 2004 by Ch$2,482 million, or 6.6%, compared to the previous year. This increase is explained by the higher volume of units sold and increased prices for raw materials such as polyethylene, which increased 62.0% in U.S. dollar terms. The Company was unable to pass along increases in raw material prices to customers due to competitive pressures. Although the Flexible Packaging business unit was able to implement improvements in its production process, gross margins decreased to 14.8% in 2004 compared to 15.7% in the previous year.

The Company's Flexible Packaging selling, general and administrative expenses increased 2.7% from Ch$3,520 million in 2003 to Ch$3,616 million in 2004. This increase in selling, general and administrative expenses was due to higher sales commissions, professional consulting cost, marketing expenses associated with exports and external professional services. While selling, general and administrative expenses in Argentina decreased 4.5% in Chilean peso terms, expenses increased 3.1% and 1.7% in local currency and U.S. dollars terms, respectively, due to salary increases and increases in sales commissions.

The Company's Flexible Packaging operating income decreased Ch$157 million, or 4.6%, in 2004 compared to the previous year.

Aluminum Profiles

Year 2004 (in Ch$ million, except percentages)
	Aluminum Profiles	Curtain Walls	Inter-company	Aluminum Profiles Unit
Revenues	29,651	0	0	29,651
COGS	(22,697)	0	0	(22,697)
Gross Income	6,955	0	0	6,955
Gross Margin	23.5%		0.0%	23.5%
SG&A	(3,236)	(1)	(261)	(3,499)
Operating Income	3,718	(1)	(261)	3,456
Operating Margin	12.5%		0.0%	11.7%

Year 2003 (in Ch$ million, except percentages)
	Aluminum Profiles	Curtain Walls	Inter-company	Aluminum Profiles Unit
Revenues	30,610	425	1	31,035
COGS	(22,441)	(301)	0	(22,742)
Gross Income	8,169	123	1	8,293
Gross Margin	26.7%	29.0%	0.0%	26.7%
SG&A	(3,863)	(145)	(278)	(4,286)
Operating Income	4,306	(22)	(277)	4,007
Operating Margin	14.1%	-5.3%	0.0%	12.9%

2004 versus 2003 % change
	Aluminum Profiles	Curtain Walls	Aluminum Profiles Unit
Revenues	-3.1%	-100.0%	-4.5%
COGS	1.1%	-100.0%	-0.2%
Gross Income	-14.9%	-100.0%	-16.1%
SG&A	-16.2%	-99.3%	-18.4%
Operating Income	-13.6%	-95.2%	-13.8%

Revenue in 2004 decreased by Ch$1,384 million, or 4.5%, compared to the previous year. This decrease is mostly due to a drop in the average selling price of aluminum and was partially offset by a 4.3% increase in volume sold. Although the aluminum profile market increased 12.6% in 2004 compared to the previous year, the Company's market share decreased from 76.5% in December 2003 to 71.0% in December 2004 as a result of competitive pressures from foreign competitors.

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

The Company's aluminum profiles selling, general and administrative expenses decreased 18.4% in 2004 compared to the previous year. As a percentage of sales, selling, general and administrative expenses decreased 2.0 percentage points. The reduction in selling, general and administrative expense was due to the successful implementation of cost efficiency measures as outlined in the Company's Business Plan through personnel reductions enacted in July 2003, lower external professional services expenses, lower communication and information technology related expenses and lower marketing expenses. The 2004 selling, general and administrative expense balance included a one-time charge of Ch$87 million related to a restructuring provision for the closure of the Company's commercial operation, at Distribuidora Boliviana S.A., while in 2003 balance included one-time severance provisions related to a reduction in personnel, as previously mentioned, and uncollectable account provisions. The Company's aluminum profiles operating income decreased in 2004 by Ch$551 million, or 13.8%, while operating margins also decreased to 11.7% from 12.9% in the previous year.

The Company's Non-Operating Results

Consolidated net non-operating results increased $8,628 million in 2004 compared to the previous year. For further detail regarding the Company's non-operating results, see Note 23 to the Company's Consolidated Financial Statements.

  Non-Operating Income: The Company's non-operating income increased by Ch$506 million, to Ch$2,504 million in 2004 from Ch$1,998 million in 2003. The increase in non-operating income is mostly due to the sale of certain of Alufoil's assets, which accounted for Ch$651 million, and the reversal of a provision related to potential costs from Optel's liquidation, which accounted for Ch$ 612 million. See "Item 4. Information on the Company - History and Development of the Company - History". The increase was partially offset by a Ch$473 million reduction in tax refunds from foreign subsidiaries and by a Ch$206 million reduction in interest income. The Company used most of its excess cash to pay down financial debt, and in light of the increases in raw material costs, the Company also invested heavily in its working capital. To a lesser extent, the Company had a reduction in proportional equity investment income of Ch$21 million compared to the previous year.
  Non-Operating Expenses: The Company's non-operating expenses in 2004 decreased by Ch$10,229 million compared to the previous year due to a reduction in non-operating expenses and to a one-time charge, which together amounted to Ch$8,210 million. The one-time charge relates to the recognition of a valuation provision that amounted to Ch$5,221 million and was associated with Optel Ltda.'s potential liquidation, according to an arbitration rule. Pursuant to the arbitration, the Company was required to liquidate this subsidiary at Corning's request and as a result, the Company decided to recognize a one-time charge during 2003. In addition, non-operating expenses decreased in 2004 due to the recognition of an obsolescence charge, the write-off of long-term assets of Ch$1,397 million in 2003 that were not present in 2004, and an incremental valuation provision related to the closure of the Uruguayan subsidiary of Ch$434 million in 2003.

The Company decreased interest expense by Ch$1,836 million, or 13.5%, as a result of a reduction in the Company's debt portfolio and the Company's ability to refinance its indebtedness at lower rates. This reduction in interest expense was partially offset by incremental expenses, which amounted to Ch$1,214 million, associated with the prepayment of the Company's Series A bonds.

Other non-operating expenses in 2004 amounted to Ch$3,814 million mostly due to depreciation charges related to unused fixed assets in Argentina, which amounted to Ch$2,324 million, asset adjustments to net realizable value for the sale of certain assets, which amounted to Ch$408 million, an obsolescence provision and the write-off of long-term assets, which amounted to Ch$389 million.
  Price-Level Restatement: Price level restatement, which is made up of inflationary adjustments and currency fluctuations decreased by Ch$2,107 million in 2004 compared to the previous year. The price level restatement balance in 2004 reflected a net loss position of Ch$260 million compared to the net gain position of Ch$1,847 million in 2003. Net gains related to inflationary adjustments decreased by Ch$2,847 million in 2004 compared to the previous year. Currency fluctuations increased from a net loss position of Ch$310 million to a net gain position of Ch$430 million due to the Company's reduced U.S. dollar denominated debt position in 2004, lower currency fluctuation generated in Brazil of Ch$1,004 million in 2004 and, to a lesser extent, a currency loss in 2004 of Ch$145 million generated by the Argentine subsidiaries.
  Income Taxes: The Company had an income tax expense reduction of 5.5% in 2004 compared to the previous year. Income tax in 2004 and 2003 amounted to Ch$1,598 million and Ch$1,691 million, respectively. During 2004 there was a tax refund of Ch$1,830 million for Madeco and an increase of Ch$1,139 million in income tax from Indeco.
  Minority Interest: The Company's minority interest balance increased 38.5% compared to the previous year. The subsidiaries that maintain minority shareholders are Alusa, Indeco and Indalum. The minority interest balance amounted to Ch$850 million in 2004 compared to the Ch$614 million in the previous year.

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

The following table presents the working capital position in local currencies as of December 31, 2005 of the Company's consolidated foreign subsidiaries. All amounts are expressed in millions of Chilean pesos.

	U.S. Dollar	R$	AR$	S$	Euro	Other currencies	Total
Current Assets	24,752	38,776	7,248	12,694	1,229	269	84,968
Current Liabilities	21,150	7,812	2,688	5,866	857	584	38,956
Working Capital in Local Currencies	3,602	30,965	4,560	6,828	372	(315)	46,013

The above table only includes the current assets and current liabilities in foreign currencies held by the Company at December 31, 2005, and does not represent the Company's total foreign currency exchange risk exposure. For additional discussion, see "Item 3. Key Information - Risk Factors" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk - Foreign Currency Exchange Rate Risk".

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

Both Chilean and U.S. GAAP require management to make certain estimates and assumptions, as some of the amounts reported in the financial statements are related to matters that are inherently uncertain. The Company believes that the following discussion describes those areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect the Company's financial condition and results of operations. The most critical judgments that have a significant impact on the Company's financial statements include: estimates with respect to the extent to which allowances are required for doubtful accounts receivable and inventory obsolescence, estimates involved in impairment testing for property, plant and equipment and goodwill, estimates used in the valuation of derivatives and the determination as to whether valuation allowances are required against deferred income tax balances.

Allowance for doubtful accounts

Accounts receivables are shown net of the allowance for doubtful accounts. Allowances are recorded at the end of each period for those balances considered to be of doubtful recovery based on an analysis of aging of balances and the evaluation of customers' financial standing.

The Company believes that this accounting estimate is critical because estimates of future recoverability of accounts receivables may prove to be inaccurate, in which case the Company may have understated or overstated the allowance required for doubtful accounts receivables. Therefore, although the Company periodically reviews the aging of accounts receivables and evaluates customers' financial standing, any significant unanticipated change in the recoverability of accounts receivable could have a significant impact on the Company's reported operating results.

During the years ended December 31, 2003, 2004 and 2005, the Company's net charges to income for establishment (release) of allowances amount to ThCh$ (644,622), ThCh$ (691,555) and 141,576, respectively.

Allowance for inventory obsolescence

Inventories of finished products, work in progress and by-products are valued at production cost including direct and indirect manufacturing costs plus price-level restatement. Inventories of goods for resale, raw materials, other materials and materials in transit are valued at price-level restated cost. The Company regularly reviews inventory quantities on hand and records an allowance for obsolescence based upon inventory turnover, aging, specific physical conditions by type of inventory considering current expectations of future product demands and production requirements. To the extent necessary, the Company establishes provisions for obsolescence based on a comparison of the carrying value and the net realizable value of finished goods and work-in-progress, using expected selling prices, evidenced by sales subsequent to the balance sheet date, customer contracts and estimations of the cost to complete or dispose of the respective inventory.

The Company believes that this accounting estimate is critical because estimates of future product demand may prove to be inaccurate, in which case the Company may have understated or overstated the provision required for excess and obsolete inventory. Therefore, although the Company periodically reviews the accuracy of its forecasts of future product demands, any significant unanticipated change in demands or technical developments could have a significant impact on the realizable value of its inventory and reported operating results.

During the years ended December 31, 2003, 2004 and 2005, the Company was able to sell certain products that were previously subject to the obsolescence provision, due to an increase in demand of certain products of the wire and cable segment, which resulted in lower cost of sales in the amount of ThCh$ 860,289, ThCh$ 1,225,374 and ThCh$ 255,296, respectively. Inventory values do not exceed their estimated net realizable value.

Property, Plant and Equipment

The Company estimates the useful lives of property, plant and equipment in order to determine the amount of depreciation expense to be recorded during any reporting period. The estimated useful lives are based on the historical experience with similar assets taking into account anticipated technological or other changes. If technological changes are expected to occur more rapidly or in a different way than previously anticipated, the useful lives assigned to these assets may need to be reduced, resulting in the recognition of increased depreciation and amortization expense in future periods.

The Company evaluates the recoverability of its long-lived assets (other than intangibles and deferred tax assets) in accordance with Technical Bulletin No. 33 "Accounting treatment of Property, Plant and Equipment", issued by the Chilean Association of Accountants, and SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The rules require recognition of impairment of long-lived assets in the event that the net book value of such assets exceeds the future undiscounted net cash flows attributable to such assets. Impairment, if any, is recognized in the respective period to the extent the carrying amount of an asset exceeds the fair value of such asset. The Company believes that the accounting estimate related to asset impairment is critical because it requires management to make assumptions about future sales and cost of sales over the estimated useful life of its property, plant and equipment, and to estimate net realizable values of inactive assets classified in Other assets.

While the carrying values of property, plant and equipment may differ under Chilean GAAP and US GAAP, the impairment testing methodology is similar. During the years ended December 31, 2003, 2004 and 2005, the Company recorded charges for impairment related to its property, plant and equipment, including those assets which are temporarily inactive and underutilized production facilities, amounting to ThCh$ 2,951,029, ThCh$ 880,456 and ThCh$ 483,309, respectively. During 2005 the Company recorded a gain for the reversal of impairment related to its investment in Optel Ltda. of ThCh$ 509,281, this gain was eliminated under US GAAP. There were no reversal of impairments recorded during 2003 and 2004.

Investments

The Company evaluates also the recoverability of its equity method investments based on Technical Bulletin No. 72 "Business combinations: permanent investments and consolidation of financial statements" and APB 18 "The Equity Method of Accounting for Investments in Common Stock". The investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The rules require recognition of impairment generally in absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity which would justify the carrying amount of the investment. The Company believes that the accounting estimate related to impairment of investments is critical because it requires management to make assumptions about future profitability of the investments.

During 2005 the Company recorded under Chilean GAAP a gain for the reversal of impairment related to its investment in Optel Ltda. of ThCh$ 509,281 that was recognized in 2003. Since under US GAAP reversal of impairment losses are not allowed this gain was eliminated under US GAAP. There were no impairments or reversals of impairments recorded during 2003 and 2004.

Goodwill

The Company has significant intangible assets related to goodwill. Under Chilean GAAP, goodwill is depreciated on a straight line basis over its useful life and should be reviewed for impairment when events or circumstances, such as recurring losses indicate a possible inability to realize the carrying amount of the asset. Under US GAAP, Statement of Financial Accounting Standard (SFAS) No. 142, goodwill is not amortized however, it must be allocated to reporting units and tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business environment, indicate that there may be justification for conducting an interim test. Impairment testing is performed at the reporting-unit level (which is generally one level below the four major business segments of Madeco). The first part of the test is a comparison, at the reporting unit level, of the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value is less than the carrying value, then the second part of the test is required to measure the amount of potential goodwill impairment. The implied fair value of the reporting unit goodwill is calculated and compared to the carrying amount of goodwill recorded in the Company's financial records. If the carrying value of reporting unit goodwill exceeds the implied fair value of that goodwill, then the Company would recognize an impairment loss in the amount of the difference, which would be recorded as a charge against net income.

The fair values of the reporting units are determined using discounted cash flow models based on each reporting unit's internal forecasts.

The impairment analysis requires management to make subjective judgments concerning estimates of how the assets will perform in the future using a discounted cash flow analysis. Additionally, estimated cash flows may extend beyond five years and, by their nature, are difficult to determine. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behavior and attrition, changes in revenue growth trends, cost structures and technology and changes in interest rates and specific industry or market sector conditions.

Deferred Income Tax Valuation Allowance

The Company records a valuation allowance to reduce deferred tax assets to the amount that it believes is more likely than not to be realized. The valuation of the deferred tax asset is dependent on, amongst other things, the ability of the Company to generate a sufficient level of future taxable income.

The Company believes that the accounting estimate related to valuation allowances against deferred tax assets is critical because the analysis requires management to make subjective judgments concerning estimates and timing of future taxable income, considering both positive and negative evidence including historical results of operations, losses realized in recent periods, and the implementation of prudent and feasible tax planning strategies. The Company has reviewed and will continue to review its assumptions and tax planning strategies and, if the amount of the estimated realizable net deferred tax asset is less than the amount currently on the balance sheet, the Company would reduce its deferred tax asset, recognizing a non-cash charge against reported earnings.

Derivative Instruments

The Company uses derivatives in the normal course of business to manage its exposure to fluctuations in foreign currency denominated assets and liabilities. By policy, the Company does not enter into such contracts for trading purposes or for the purpose of speculation. The Company accounts for derivatives on the consolidated financial statements at fair value in accordance with Technical Bulletin No. 57 "Accounting for Derivatives" of the Chilean Association of Accountants and Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted, incorporating FASB Statements No. 137, 138 and 149". Fair values are based on quoted market prices or, if not available, on internally developed pricing models provided by independently obtained market information. However, market information is often limited or in some instances not available. In such circumstances management applies its professional judgment. Notwithstanding the level of subjectivity inherent in determining fair value, the Company believes its estimates of fair value are adequate. The use of different models or assumptions could lead to changes in the Company's reported results.

U.S. GAAP Reconciliation

The Company prepares its audited consolidated financial statements in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. See Note 32 to our audited consolidated financial statements for a description of the material differences between Chilean GAAP and U.S. GAAP, as they relate to us and our consolidated subsidiaries, reconciliation to U.S. GAAP of net income and shareholders' equity and a discussion of new accounting rules under U.S. GAAP. The following table sets forth net income and shareholders' equity for the years ended December 31, 2003, 2004 and 2005 under Chilean GAAP and U.S. GAAP:

	Year Ended December31,
	2003	2004	2005
	(in millions of constant Ch$ as of December 31, 2005)
Net (loss) income (Chilean GAAP)	(17,770)	8,819	12,014
Net (loss) income (U.S. GAAP)	(20,878)	9,924	14,071
Shareholders' equity (Chilean GAAP)	156,704	164,219	205,380
Shareholders' equity (U.S. GAAP)	138,924	149,099	192,662

Significant differences exist between our net income and shareholders' equity under Chilean GAAP as presented in Note 32 to our audited consolidated financial statements. The differences are primarily in the context of the accounting treatment for revaluation of property, plant and equipment, deferred income taxes, goodwill, staff severance indemnities, treatement of impairment losses and the acquisition of Optel Ltda.

Liquidity and Capital Resources

The Company generally finances its activities with funds generated by its operations, short-term financing and, from time to time, long-term bond issuances and bank loans. On December 31, 2005, the Company's total financial indebtedness was Ch$112,438 million (US$219.4 million). With respect to the Company's financial bank and public debt, its total short-term financial indebtedness (including the short-term portion of long-term obligations) was Ch$31,607 million (US$61.7 million), and its long-term financial indebtedness was Ch$48,827 million (US$95.3 million). With respect to the Company's other financial indebtedness, its short-term liabilities were Ch$26,471 million (US$51.7 million) and its long-term liabilities were Ch$5,532 million (US$10.8 million). The management understands that the Company's working capital is sufficient for the its present requirements.

Short Term Financing

At December 31, 2005, the Company's short-term bank debt (excluding the short-term portion of its long-term bank obligations) was Ch$24.429 million (equivalent to US$47.7 million at the Ch$512.5 to US$1.00 Observed Exchange Rate for December 31, 2005).

On September 5, 2005, Madeco prepaid all Credit Rescheduling Agreements to which the Company had subcribed on December 18, 2002. The Company entered into a Short Term Credit Contract with the BBVA Bank as of the same date. Upon the success of Madeco's capital increase in November 2005, by which the Company sold approximately 907 million shares, Madeco raised close to US$84 million used to pay off the above mentioned bridge loan. As a result, Madeco's financial situation was strengthened and its equity base substantially improved, putting the Company in an ideal position to undertake future growth.

As of March 31, 2006, the Company's total short-term bank debt (excluding the short-term portion of its long-term bank obligations) was Ch$37,354 million (equivalent to US$72.5 million at the Ch$514.97 to US$1.00 Observed Exchange Rate for March 31, 2006). This amount includes various short-term obligations with more than 20 banks, 10 of them in Chile and the rest in other countries, primarily in Latin America.

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

The total amount of bonds outstanding on December 31, 2005 was Ch$28,463 million (equivalent to US$55.5 million at the Ch$512.5 to US$1.00 Observed Exchange Rate for December 31, 2005).

The total amount of bonds outstanding on March 31, 2006 was Ch$28,718 million (equivalent to US$55.8 million at the Ch$514.97 to US$1.00 Observed Exchange Rate for March 31, 2005).

As of December 31, 2005 and for the first quarter 2006, the Company was in compliance with all of its financial covenants.

Medium-Term and Long-Term Bank Loans

The Company's consolidated medium-term and long-term bank debt (including the short-term portion of these loans) outstanding as of December 31, 2005 was approximately Ch$27,132 million (equivalent to US$52.9 million at the Ch$512.5 to US$1.00 Observed Exchange Rate for December 31,2005).

The Company's medium-term and long-term bank debt (including the short-term portion of these loans) outstanding at March 31, 2005 was approximately Ch$31,022 million (equivalent to US$60.2 million at the Ch$514.97 to US$1.00 Observed Exchange Rate for March 31, 2006).

At December 31, 2005, the Company's subsidiary Alusa had a 5 year syndicated loan agreement with Banco de Chile and Banco del Estado for a total amount of UF 300,000 (equivalent to US$10.5 million at the Ch$512.5 to US$1.00 Observed Exchange Rate for December 31, 2005), with semi-annual payments. The principal provisions include a maximum leverage ratio of 0.75 times equity and a minimum equity of UF 1,765,000 (equivalent to US$61.9 million at the Ch$512.5 to US$1.00 Observed Exchange Rate for December 31, 2005). At December 31, 2005, the Company was in compliance with all of these covenants. At April 31, 2005, the Company's subsidiary, Alusa S.A., obtained a loan agreement with Banco Security for an amount of UF163,000 (equivalent to US$5.7 million at the Ch$512.5 to US$1.00 Observed Exchange Rate for December 31, 2005). The initial terms of the loan were: annual interest rate of TAB for an 180 day period (interest at which banks lend to each other) plus 0.8% and a total payment period of 5 years (2010). Main covenant: Madeco must own over 50.1% of shares of common stock with voting power.

At December 31, 2003, the Company's subsidiary, Indalum S.A., obtained a syndicate loan agreement with Banco de Chile, Banco de Crédito e Inversiones, Banco del Estado and Banco Security for an amount of approximately Ch$8,400 million. At the end of 2005, the total debt was Ch$5,500 million. The initial terms of the loan were: annual interest rate of TAB for an 180 day period (interest at which banks lend to each other) plus 1.55% and a total payment period of 5 years (2008). At the end of 2004, the annual interest rate was renegotiated to 180 day TAB plus 1.0%. In December 2005, the loan was renegotiated again, obtaining an annual interest rate of 180 day TAB plus 0.6%, and an extension of the total credit period of 2 more years (2010). The main covenants that the Company must comply with are: a) no guarantees can be given to third parties; b) a maximum consolidated leverage of 1.2 times equity; c) restrictions on dividend payments to a maximum of 30% of annual net income; and d) a minimum capital equivalent to UF 1,630,000 (equivalent to US$57.1 million at the Ch$512.5 to US$1.00 Observed Exchange Rate for December 31, 2005).

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

The Company's Compliance with Financial Covenants

During 2005 and the first quarter 2006, the Company has been in compliance with all financial and non-financial covenants required by the banks and bondholders.

Changes in the Company's Risk Classification

Rating agencies evaluate Madeco's common shares and its debt. From 2003 to 2005, Fitch Chile Clasificadora de Riesgo Ltda. ("Fitch Chile") and Feller Rate Clasificadora de Riesgo Limitada ("Feller") have published ratings related to the financial standing of certain of Madeco's debt instruments and shares. These two rating agencies are registered with the Superintendence of Securities and Insurance (the Chilean securities and exchange commission).

In October 2004, Feller classified the Company's debt as BBB- and its shares as First Class, in May 2005 Fitch Chile also classified the Company's debt as BBB- and its shares as First Class. In their last credit rating reports, March 2006, these agencies classified the Company's debt as BBB+ and its shares as First Class Level 3.

Financial Instruments Used for Hedging Purposes

For information on the Company's use of financial instruments for hedging purposes, see "Item 5. Operating and Financial Review and Prospects - Critical Accounting Policies and Estimates - Derivatives", and Note 27 to the Company's Consolidated Financial Statements.

Contractual Obligations and Commercial Commitments

The following table summarizes the Company's financial obligations, their expected maturities as of December 31, 2005 and the effect such obligations are expected to have on the Company's liquidity and cash flow in the periods indicated:

Contractual Obligations Due by Period (in Ch$ million)
Contractual Obligations	Total	< 1 year	1-3 years	3-5 years	> 5 years
Short-Term and Long-Term Debt	102,208	53,464	29,512	13,883	5,349
Capital Lease Obligations	5,942	410	1,092	990	3,451
Operating Leases	527	273	178	51	25
Other Long-Term Obligations	675	-	675	-	-
Service Contracts	6,029	3,895	2,134	-	-
Scheduled interest payment obligations (*)	16,267	6,052	7,032	2,065	1,118
Severance Indemnities	3,652	1,226	848	120	1,458
Total Contractual Obligations	135,300	65,320	41,471	17,109	11,401

(*) Scheduled interest payments obligations related to long-term obligations were calculated using stated coupon rates for fixed debt and interest rates applicable at December 31, 2005, for variable rate debt.

At December 31, 2005, the Company had standby Commercial Commitments and Guarantees amounting to Ch$3,513 million with a number of lending institutions (see detail in Note 22 to the financial statements). Of these contingent commitments, guarantees of Ch$ 2,789 are scheduled to be released of within the upcoming 12 month period.

Liquidity

As of March 31, 2006, the Company had Ch$6,126 million in cash and cash equivalents. The Company's total short-term indebtedness with banks and financial institutions amounted to Ch$37,354 million, Ch$3,706 million of the current portion of long-term bank debt, Ch$4,590 million of the current portion of long-term bond debt, Ch$410 million in other loans, Ch$26,058 million in various accounts and notes payable and Ch$8.548 million in payables to related parties. Long-term indebtedness (excluding the current portion thereof) included Ch$27,316 million of long-term obligations with banks, Ch$24,129 million of long-term bond obligations and Ch$5,426 million of long-term accounts and notes.

As of December 31, 2005, the Company had Ch$7,791 million in cash and cash equivalents. The Company's total short-term indebtedness with banks and financial institutions amounted to Ch$24,429 million, Ch$2,514 million of the current portion of long-term bank debt, Ch$4,254 million of the current portion of long-term bond debt, Ch$410 million in other loans, Ch$18,029 million in various accounts and notes payable and Ch$8.442 million in payables to related parties. Long-term indebtedness (excluding the current portion thereof) included Ch$24,618 million of long-term obligations with banks, $24,208 million of long-term bond obligations, Ch$5,532 million of long-term accounts and notes payable.

As of December 31, 2004, the Company had Ch$13,335 million in cash and cash equivalents. The Company's total short-term indebtedness with banks and financial institutions amounted to Ch$18,244 million, Ch$5,061 million of the current portion of long-term bank debt, Ch$4,059 million of the current portion of long-term bond debt, Ch$938 million in other loans, Ch$25,235 million in various accounts and notes payable and Ch$360 million in payables to related parties. Long-term indebtedness (excluding the current portion thereof) included Ch$67,856 million of long-term obligations with banks, $28,327 million of long-term bond obligations, Ch$6,180 million of long-term accounts and notes payable and Ch$7,906 million of payables to related parties.

Cash Flow

At December 31, 2005, the Company had cash and cash equivalents totaling Ch$7,791 million versus Ch$13,335 million at December 31, 2004 and Ch$5,557 million at December 31, 2003.

The Company's cash flows from operating, investing and financing activities, as reflected in the Consolidated Financial Statements of Cash Flows, are summarized in the following table:

Cash Flow*	2003	2004	2005
Cash provided by (used in):
Operating activities	(6,035)	4,922	10,377
Financing activities	35,445	(23,405)	(4,077)
Investing activities	(32,401)	25,396	(11,541)
Effect of inflation on cash	427	665	(302)
Net change in cash and cash equivalents	(2,564)	7,578	(5,544)
Cash and cash equivalents at the beginning of year	8,321	5,757	13,335
Cash and cash equivalents at the end of the year	5,757	13,335	7,791

(*) Amounts are stated in million of constant Chilean pesos as of December 31, 2005

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

Cash flow from operating activities in 2005 increased Ch$5,455 million compared to 2004.

The high positive cash flow from investment activities in 2004 was due to the liquidation of short-term financial instruments, specifically repurchase agreements bought from funds raised in the capital increase executed in 2003. Part of this cash flow went to pay the 'C' series bond at the end of the first half of 2004, which was reflected in the negative cash flow from financial activities.

Regarding the cash flow related to financial activities, in 2005 Ch$157,588 million were raised through the issuance of shares and bank loans, while Ch$156,389 million in bank loans were paid.

Cash flow from investment activities in 2005 is mainly due to the purchase of fixed assets for a total of Ch$10,398 million, and other expenditures of Ch$2,618 million with the main investment being a contribution of 10 million Real (Brazilian currency) from the Brazilian subsidiary Ficap to a securitization fund.

The following table summarises the Company's assets as well as the scheduled maturities of the Company's debt as of December 31, 2005:

	At December 31, 2005 (in Ch$ million)
	Expected Maturity Date
	2006	2007	2008	2009	2010	2011 & beyond	TOTAL	FAIR VALUE
ASSETS
Fixed Rate
Time Deposits (BRL)	94	0	0	0	0	0	94	94
Average Interest Rate (%)	17.82%	0	0	0	0	0	17.82%	17.82%
Marketable securities (Non-Indexed Ch$)	150	0	0	0	0	0	150	150
Average Interest Rate (%)	2.52%						2.52%	2.52%
Other assets (Non-Indexed Ch$)	3,265	0	0	0	0	0	3,265	3,265
Average Interest Rate (%)	5.13%						5.13%	5.13%

V
DEBT
Fixed Rate
Bank Debt (SOL)	4,104	0	0	0	0	0	4,104	4,104
WAIR (%)(1)	4.63%						4.63%	4.63%
Bank Debt (US$)	5,613	1,533	0	0	0	0	7,145	7,145
WAIR (%) (1)	5.55%	2.16%					4.82%	4.82%
Bank Debt (Non-Indexed Ch$)	1,031	0	0	0	0	0	1,031	1,031
WAIR (%)	6.55%						6.55%	6.55%
Bank Debt (BRL)	145	1,447	0	0	0	0	1,592	1,592
WAIR (%)	22.1%	20.5%					20.63%	20.63%
Bank Debt (EUR)	77	0	0	0	0	0	77	77
WAIR (%)	3.22%						3.22%	3.22%
Bank Debt (other currencies)	581	0	0	0	0	0	581	581
WAIR (%)	1.5%						1.5%	1.5%
Bonds (UF)	4,254	4,381	4,600	4,830	5,072	5,325	28,463	28,714
WAIR (%)	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%	4.70%
Bank Debt (UF)	408	0	0	0	0	0	408	408
WAIR (%)	6.78%						6.78%	6.78%
Bank Debt (US$)	2	0	0	0	0	0	2	2
WAIR (%)	8.14%						8.14%	8.14%
Dividends payable (Non-Indexed Ch$)	3	0	0	0	0	0	3	3
WAIR (%)	0.00%						0.00%	0.00%
Accounts payable (Non-Indexed Ch$)	5,377	0	0	0	0	0	5,377	5,377
WAIR (%)	0.00%						0.00%	0.00%
Accounts payable (UF)	7	0	0	0	0	0	7	7
WAIR (%)	0.00%						0.00%	0.00%
Accounts payable (US$)	6,821	0	0	0	0	0	6,821	6,821
WAIR (%)	0.00%						0.00%	0.00%
Accounts payable (EUR)	780	0	0	0	0	0	780	780
WAIR (%)	0.00%						0.00%	0.00%
Accounts payable (ARS)	815	0	0	0	0	0	815	815
WAIR (%)	0.00%						0.00%	0.00%
Accounts payable (BRL)	3,009	0	0	0	0	0	3,009	3,009
WAIR (%)	0.00%						0.00%	0.00%
Accounts payable (SOL)	203	0	0	0	0	0	203	203
WAIR (%)	0.00%						0.00%	0.00%
Accounts payable (other currencies)	2	0	0	0	0	0	2	2
WAIR (%)	0.00%						0.00%	0.00%
Notes payables (US$)	607	0	0	0	0	0	607	607
WAIR (%)	0.00%						0.00%	0.00%
Notes payables (ARS)	54	0	0	0	0	0	54	54
WAIR (%)	0.00%						0.00%	0.00%
Sundry Creditors (UF)	0	419	443	473	505	3,451	5,291	5,291
WAIR (%)	0,00%	6.60%	6.53%	6.53%	6.53%	6.53%	6.54%	6.54%
Sundry Creditors (Non-Indexed Ch$)	58	0	0	0	0	0	58	58
WAIR (%)	0.00%						0.00%	0.00%
Sundry Creditors (US$)	179	218	12	12	0	0	420	420
WAIR (%)	0.00%	0.42%	3.49%	3.49%	0.00%	0.00%	0.41%	0.41%
Sundry Creditors (ARS)	1	0	0	0	0	0	1	1
WAIR (%)	0.00%						0.00%	0.00%
Sundry Creditors (BRL)	115	0	0	0	0	0	115	115
WAIR (%)	0.00%						0.00%	0.00%
Due to related companies (Non-Indexed Ch$)	388	0	0	0	0	0	388	388
WAIR (%)	0.00%						0.00%	0.00%
Due to related companies (US$)	38	0	0	0	0	0	38	38
WAIR (%)	0.00%						0.00%	0.00%
Provisions and Withholdings (UF)	4	32	37	33	33	672	810	810
WAIR (%)	0.00%	7.00%	7.00%	7.00%	7.00%	7.00%	6.97%	6.97%
Provisions and Withholdings (Non-Indexed Ch$)	3,970	136	22	35	19	786	4,968	4,968
WAIR (%)	0.00%	0.98%	0.98%	4.97%	4.97%	6.51%	1.12%	1.12%
Provisions and Withholdings (US$)	175	866	0	0	0	0	1,041	1,041
WAIR (%)	0.00%						0.00%	0.00%
Provisions and Withholdings (ARS)	882	212	0	0	0	0	1,093	1,093
WAIR (%)	0.00%	0.00%					0.00%	0.00%
Provisions and Withholdings (BRL)	3,057	1,078	0	0	0	0	4,135	4,135
WAIR (%)	0.00%	0.00%					0.00%	0.00%
Provisions and Withholdings (SOL)	1,001	0	0	0	0	0	1,001	1,001
WAIR (%)	0.00%						0.00%	0.00%
Provisions and Withholdings (other currencies)	0	0	0	0	0	0	0	0
WAIR (%)	0.00%	0.00%					0.00%
Unearned income (BRL)	630	0	0	0	0	0	630	630
WAIR (%)	0.00%						0.00%	0.00%
Unearned income (ARS)	9	0	0	0	0	0	9	9
WAIR (%)	0.00%						0.00%	0.00%
Unearned income (SOL)	558	0	0	0	0	0	558	558
WAIR (%)	0.00%						0.00%	0.00%
Unearned income (US$)	260	0	0	0	0	0	260	260
WAIR (%)	0.00%						0.00%	0.00%
Deferred Taxes (Non-Indexed Ch$)	0	24	0	0	0	0	24	24
WAIR (%)		0.00%					0.00%	0.00%
Deferred Taxes (ARS)	0	34	0	0	0	0	34	34
WAIR (%)		0.00%					0.00%	0.00%
Deferred Taxes (SOL)	0	265	0	0	0	0	265	265
WAIR (%)		0.00%					0.00%	0.00%
Other liabilities (ARS)	927	337	0	0	0	0	1,264	1,264
WAIR (%)	0.00%	0.00%					0.00%	0.00%
Other liabilities (BRL)	38	255	0	0	0	0	292	292
WAIR (%)	0.00%	0.00%					0.00%	0.00%

Variable Rate
Bank Debt (US$)	7,455	3,331	0	0	0	0	10,786	10,753
Interest Rate Based on	Libor	Libor	Libor	Libor	Libor	Libor	Libor
WAIR (%)	5.04%	6.16%	0.00%	0.00%	0.00%	0.00%	5.39%	5.67%
Bank Debt (Non-Indexed Ch$)	4,901	750	0	0	0	0	5,650	5,661
Interest Rate Based on
WAIR (%)	6.79%	6.02%					6.69%	6.50%
Bank Debt (UF)	2,219	2,776	2,776	1,990	1,990	0	11,751	11,454
Interest Rate Based on	Tab	Tab	Tab	Tab	Tab	Tab	Tab
WAIR (%)	7.33%	6.39%	6.39%	5.25%	5.25%	0.00%	6.18%	7.22%
Bank Debt (BRL)	817	2,140	5,885	0	0	0	8,843	8,854
Interest Rate Based on	CDI	CDI	CDI				CDI
WAIR (%)	21.80%	21.74%	19.37%				20.16%	20.09%
Due to related companies (UF)	8,016	0	0	0	0	0	8,016	8,016
Interest Rate Based on
WAIR (%)	3.71%	0.00%	0.00%	0.00%	0.00%	0.00%	3.71%	3.71%

(1) WAIR = Weighted Average Interest Rate

Capital Expenditures

The investment and financing policy for the current year was presented during the Annual Shareholders' Meeting that was held on April 25, 2006. This policy requires that the Company's investment levels shall be at the levels necessary to sustain its business and operations.

The Company's capital expenditure plans amount to Ch$24,433 million for the period 2006 to 2008, and are broken down as follows:

	Amounts in Ch$ million
Business Unit	2006	2007-2008	Total
Wire & Cable	5,925	7,200	13,125
Brass Mills	94	2,880	2,974
Flexible Packaging	3,098	3,120	6,218
Aluminum Profiles	676	1,440	2,116
Total	9,793	14,640	24,433

Wire & Cable Unit. The Company's expected investments for the Wire & Cable business unit include a total Ch$13,125 million over the next three years, including the ERP implementation of SAP in Peru, acquisition of machinery and equipment in Brazil, Peru and Chile.

Brass Mills Unit. The Company's investment plans for the Brass Mills unit amount to Ch$2,974million, which includes machinery and equipment primarily for its plant facility in Chile.

Flexible Packaging Unit. Planned capital expenditures for the Company's Flexible Packaging unit total Ch$6,218 million which includes machinery and equipment in Chile and Argentina.

Aluminum Profiles Unit. Planned capital expenditures for the Aluminum unit amount to Ch$2,116 million and primarily include machinery and equipment to be used in the plant facility.

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

Trends

The 2003 - 2005 Business Plan developed in late 2002 was successfully completed last year. It focused on: 1) increasing sales, 2) improving production efficiency at plants, 3) reducing selling and administrative expenses, and 4) increasing the profitability of Company's assets. As a result of this Business Plan, in 2004 the Company was able to reverse the losses of the previous five years, and increase profit by 34% in 2005.

In late 2005, Madeco did an evaluation of the 2003 - 2005 Business Plan, which it used as a basis for defining the 2006 - 2008 Business Plan to efficiently align efforts to make the Company grow profitably. The main objectives of the new Business Plan follow: 1) to consolidate the activities of the Wire and Cable unit, 2) to diversify and search for growth and profit opportunities for the Tubes and Sheets unit, 3) to make the Flexible Packaging unit profitable, 4) to maintain leadership in the Aluminum Profiles unit, 5) to achieve operational excellence by searching for process homologation options and best practices in the different business units, 6) to implement a strategic management policy in human resources, 7) to consolidate the Company's financial position.

Development of the Business Plan will continue to have a positive impact on profitability at the operating level. Notwithstanding the successful implementation of the Business Plan, the Company is facing a permanent increase in the cost of its main raw material, copper. Though the Company has been able to transfer this cost increase to its customers so far, there can be no assurance that the Company will be able to pass along increases in the cost of copper and/or aluminum to its customers in the future. Furthermore, as long as copper prices keep on rising, the Company will have to keep on investing in working capital needs.

Macroeconomic conditions in the main markets where the Company operates continue to be a key driver for results.  For additional discussion see Item 3. "Key Information - Risk Factors."

Wire & Cable

In Chile the Company expects that growth in the wire and cables industry will be driven by increased demand from the construction industry as well as the energy distribution sector. Our goal is to remain the leading provider of cables for power transmission lines, lines for energy distribution and telecom lines.  In Brazil, the challenge is to continue to invest in the Company in order to support market growth, particularly for copper and aluminum cables used for energy transmission lines and energy distribution lines.  In Peru, the Company expects to maintain its leading market share and take the necessary steps to meet the requirements of the mining, energy, telecom, and construction industries.  In Argentina, the Company expects to increase its production due to consolidation of demand. Growth is expected in sales of aluminum cables used for energy transmission lines and energy distribution lines.

PBS

In Chile, though the Company expects that growth in GDP will support demand, high copper prices and competition from local producers and imports will likely continue affecting its sales.  The Company expects to focus its marketing efforts towards the penetration of new foreign markets, particularly in the industrial pipes sector and thus mitigate its dependence on the construction sector. In Argentina, the Company expects to continue with its current level of production for the local market, developing markets such as the refrigerating tubes and industrial water pipes. The market has recovered.

Flexible Packaging

In the Chilean flexible packaging industry segment, management will continue focusing its growth efforts on the export market, with special emphasis on retorts pouch products.  To support this goal, the Company is making investments in Chile and Argentina. While raw material prices have increased and may continue to rise, the Company believes that these cost increases can be passed along to its customers, at least in the near term. On the other hand the Company has succesfully implemented plant restructurings, reducing operating costs and allowing for the development of more sophisticated products.  In Argentina, the Company expects the local market to continue recovering. In 2006, the Company will continue to focus its growth efforts on export markets particularly in those markets where the Company has some competitive advantages such as Brazil and the United States.

Aluminum Profiles

The Company expects a very positive scenario for this business segment triggered by demand in the construction sector.  Nevertheless, the Company believes that competition from foreign competitors, specially from China, operating at marginal cost, will put pressure on prices and margins during 2006.

Off-Balance Sheet Arrangements

The Company did not have any off-balance sheet arrangements as of December 31, 2005.

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

Chairman, Compañía Cervecerías Unidas S.A.

Chairman, Compañía Telefónica del Sur S.A.

Chairman, Quiñenco S.A.

Chairman, LQ Inversiones Financieras S.A.

Chairman, Viña San Pedro S.A.

Director, Banco de Chile

Director, Industria Nacional de Alimentos S.A.

Director, Antofagasta Minerals S.A.

Jean-Paul Luksic Fontbona (1) (4)	Vice-Chairman	1964	1985

Chairman, Compañía Minera El Tesoro S.A.

Chairman, Minera Los Pelambres Ltda.

Chairman, Minera Michilla S.A.

Chairman, Antofagasta Minerals S.A.

Vice-Chairman, Antofagasta Plc.

Vice-Chairman, Antofagasta Railway Company Plc.

Director, Quiñenco S.A.

Andronico Luksic Craig (1)	Director	1954	1980	Vice-Chairman, Banco de Chile Vice-Chairman, Quiñenco S.A. Director, Compañia Cervecerias Unidas S.A. Director, Industria Nacional de Alimentos S.A.
Hernán Büchi Buc	Director	1949	1994

Chairman, Industria Nacional de Alimentos S.A.

Director, Quiñenco S.A.

Director, Soquimich S.A.

Director, Falabella S.A.

Director, Pilmaiquén S.A.

Director, P&S S.A.

Director, Alto Palermo S.A.

Director, Metalpar S.A.

Advisor, Compañia Cervecerías Unidas S.A.

Alessandro Bizzarri Carvallo (2)	Director	1961	2000	Director, Empresa El Peñón S.A. Director, Editorial Trineo S.A. Director, Inversiones y Bosques S.A.
Eugenio Valck Varas (2) (3)	Director	1949	2001	CEO, VK Consultores S.A. Director, Cintac S.A.
Felipe Joannon Vergara (2) (4)	Director	1959	2001

Chairman, Viña Tabalí S.A.

Director, Viña San Pedro S.A.

Director, Alusa S.A.

Director, Habitaria S.A.

Director, LQ Inversiones Financieras S.A.

Director, Inversiones Río Azul S.A.

Director, Inversiones LQ_SM S.A.

Director, Hoteles Carrera S.A.

Oscar Ruiz-Tagle Humeres (4)	Honorary Chairman	1920	1970	Chairman, Alusa S.A.

(1) Guillermo Luksic Craig, Andronico Luksic Craig and Jean Paul Luksic Fontbona are brothers.

(2) The Company's Director's Committee includes Alessandro Bizzarri Carvallo, Felipe Joannon Vergara and Eugenio Valck Varas.

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

The following table sets out the current executive officers of the Company and each officer's position, the month and year since each officer holds the position and the month and year in which each officer joined the Company:

Executive Officers	Position	Position Held Since	Joined Madeco
Tiberio Dall'Olio (1)	Chief Executive Officer	Oct. 2002	Oct. 2002
Ricardo Bartel (2)	Chief Financial Officer	July 2005	July 2005
Enrique Sotomayor	Legal Counsel and Secretary of the Board (3)	Sep. 1974	Sep. 1974
Julio Cordoba(1)	Director of Operations	Oct. 2002	Oct. 2002
Jorge Tagle	Business Unit Manager: Flexible Packaging	July 2005	Oct. 2002
Mario Puentes	Business Unit Manager: Aluminum Profiles	Oct. 1999	Oct. 1999
Agilio Leao de Macedo Filho	Chief Executive Officer Ficap	July 2004	July 2004
Juan Enrique Rivera	Chief Executive Officer Indeco	Jan. 1996	June 1995
Sady Herrera	Chief Executive Officer Decker-Indelqui	May 2002	July 2000

(1) Mr. Dall O lio's contract and Julio Cordoba's contrac with Madeco expire on September 30, 2007.

(2) Mr. Bartel resigned on March 15, 2006.

(3) Enrique Sotomayor was named Secretary of the Board in November 1986.

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

Ricardo Bartel (born 1964). Mr. Ricardo Bartel has served as Chief Financial Officer of Madeco S.A. since July 2005. Prior to his current position, he was Chief Financial Officer at CCU and General Manager of Transportes CCU. Among other assignments in different areas, he was Sales and Brand Manager at CCU Chile. He received a degree in Civil Engineering from the Catholic University of Chile and an Executive Master's degree in business administration from the same university.

Enrique Sotomayor (born 1945). Mr. Enrique Sotomayor has served as legal counsel and secretary of the Board of Directors since 1986. Prior to joining Madeco, he practiced law at: Leonidas Montes Asociados (1967-69); Singer Sewing Machine Corp. (1970-73); and A.A.P. Ahorromet (1973-74). He received his law degree at the Universidad de Chile.

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

Jorge Tagle (born 1969). Mr. Jorge Tagle joined the Company in October 2002 and was appointed as Business Unit Manager of the Flexible Packaging in July 2005. His previous work experience includes: Madeco's Chief Financial Officer (2002-2005), Quiñenco S.A. (1999-2002), Corpgroup (1998-1999), Citicorp (1994-1996) and Soquimich (1993-1994). He received his degree in Civil Industrial Engineering from the Universidad Católica de Chile and his MBA from the Wharton School of the University of Pennsylvania.

Mario Puentes (born 1948). Mr. Mario Puentes joined the Company in October 1999 as the Business Unit Manager for the Aluminum Profiles unit. His previous work experience includes: Compañía de Acero del Pacífico (1971-1975); Oficina Consultora RFA Ingenieros Ltda. (1975-1977); Forestal S.A. (1977-1979); Watt's Alimentos S.A. (1979-1981); Compañía Cervecerías Unidas S.A. (1981-1987); Citibank N.A. (1987-1989); and Vidrios Lirquén S.A. (1990-1995). Immediately prior to joining the Company, Mr. Puentes worked for 4 years as an independent consultant (1995-1999) in various industries. He received his degree in Civil Industrial Engineering from the Universidad de Chile and his Masters of Science from the University of Strathclyde, United Kingdom

Agilio Macedo (born 1947). Mr. Agilio Macedo joined the Company in July 2004 as the Chief Executive Officer of Ficap S. A., the Company's wholly owned Brazilian affiliate. His previous work experience includes: Master Mind Consultoria Ltda. (2002-2004); Aracruz Celulose S. A. (1995-2002); Courtaulds International Ltda. (1991-1995); Associados em Finanças e Investimentos Ltda.(1987-1991); Cia Fiat Lux (1983-1986); Xerox do Brasil S. A. (1976-1983) and Cummins Engine Co. (1974-1976) He received his degree in Civil Engineering from the University of Paraná and Masters in Business Administration from the Stanford University Business School.

Juan Enrique Rivera (born 1942). Mr. Juan Enrique Rivera joined the Company in 1995 and was appointed Chief Executive Officer of Indeco S.A. in January 1996. His previous work experience includes: Decker-Indelqui (1995), Phelps Dodge Cable Operation in Chile - Cocesa (1979-1995), Industrias Electrónicas del Perú S.A. (1973-1979), Mellafe y Salas S.A. - Planta Arica (1968-1973). He received his degree in Electrical Engineering from the University of Chile.

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

In March of 2006, Mr. Ricardo Bartel resigned as CFO of the Company and on April 17, 2006 Mr. Cristian Montes was appointed as his replacement. Mr. Cristian Montes received his degree in Commercial Engineering from the Universidad Católica de Chile. Prior to joining Madeco as CFO, he was the CEO of Construmart, an important local distributor of construction materials, for six years.

Compensation

For the year ending December 31, 2005, the total compensation paid by the Company to all directors was Ch$90 million and to all executive officers, Ch$3,736 million. The Company does not disclose to its shareholders, or otherwise make public, information regarding the compensation of its individual executive officers. The Company does not maintain any pension plans or retirement programs for its directors or executive officers.

On October 27, 2004, Madeco's Board of Directors approved the renewal of the employment agreements of the Company's Chief Executive Officer, Tiberio Dall'Olio, and the Director of Operations of Madeco Chile, Julio Cordoba, for an additional two-year period. The two executives originally hired for a two-year period in October 2002, were given renewed contracts that expire on September 30, 2007. In addition, the Board of Directors approved the renewal of the employment agreement for the Company's Corporate Director of Operations, Giampiero Genesini, who was hired for a two-year period in October 2002, for an additional one-year period ending in October 2005.

These executives were granted new stock options on May 20, 2005 to subscribe for shares of Madeco pursuant to the compensation plans established in the Extraordinary Shareholders Meeting held on November 14, 2002 and approved by the Board on January 25, 2005. The subscription price for these new shares was Ch$60 per share, as determined in the Extraordinary Shareholders Meeting of December 22, 2004.

The Board of Directors agreed to offer subscription options at Ch$60 per share to the executives as follows: i) Chief Executive Officer, Tiberio Dall'Olio, 100,000,000 shares, with the provision that the option be exercised between September 30 and November 30, 2006; ii) Director of Operations in Chile, Julio Córdoba, 20,000,000 shares, with the provision that the option be exercised between September 30 and November 30, 2006; iii) Corporate Director of Operations, Giampiero Genesini, 10,000,000 shares, with the provision that the option be exercised between September 30 and November 30, 2005.

On August 31, 2005, the contracts on stock options signed on May 20, 2005 were declared null and void by mutual accord between Madeco S.A. and the above mentioned executives.

At its meeting on November 29, 2005, the Company`s Board of Directors agreed to set a new strike price for the stock options included in the compensation plan mentioned above at Ch$48.52 per share in order to equal this price to the issue price of the shares destined to be subscribed by the shareholders and corresponding to the same capital increase, agreed to in the Extraordinary Shareholders` Meeting of September 2, 2005. In the same Board of Directors meeting, a new compensation plan was devised for the placement of the remaining shares destined for this purpose.

In its meeting on May 30, 2006, the Board granted new stock options at Ch$48.52 per share to Mr. Tiberio Dall'Olio, for 100,000,000 shares and to Mr. Julio Cordoba, for 20,000,000 shares. Both options can be exercised between October 1 and November 12 of 2007. As of May 30, 2006, contracts for these options have not been signed yet.

There is an annual performance-based bonus program for executive officers. One of the officers, Indalum's Chief Executive Officer, receives monthly payments of Ch$2 million in addition to his normal salary. At the end of the year, these payments are then deducted from the performance-based bonus.

Each year, the Board of Directors submits a proposal regarding compensation of its members to the shareholders, who generally approve the Board's proposal at the annual ordinary shareholders' meeting. The following table sets forth the total compensation paid by the Company and its subsidiaries to each director of the company for services rendered in 2005 in thousands of Chilean pesos:

Director	2005
Guillermo Luksic Craig (1)	2,734
Andronico Luksic Craig (1)	583
Jean-Paul Luksic Fontbona (1)	2,337
Hernan Büchi Buc	2,734
Alessandro Bizzarri Carvallo	6,623
Felipe Joannon Vergara	9,210
Eugenio Valck Varas	7,116
Oscar Ruiz-Tagle Humeres (2)	58,234
Total	89,571

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

Director's Committee

According to Chilean Corporations Law, the boards of directors of corporations whose market capitalization reaches or exceeds UF1.5 million (as of May 31, 2006, approximately US$51.0 million) shall designate a Director's Committee (the "Director's Committee"). If the market capitalization falls below this threshold, there is no obligation to designate a Director's Committee. However, corporations which do not reach the threshold may voluntarily assume Director's Committee obligations, in which case they shall strictly follow the provisions of the Law.

The Director's Committee, as defined and mandated under the Chilean Corporations Act, does not satisfy the Director's Committee requirements of Rule 10A-3 under the Exchange Act and certain additional requirements under NYSE Rule 303A, with which the Company was required to comply since July 31, 2005.

The Director`s Committee shall have the following powers and duties:

  to examine the independent accountants' reports, the balance sheets, and other financial statements submitted by the corporation's managers or liquidators to the shareholders, and issue an opinion about them prior to their submission for shareholder approval;
  to propose to the Board of Directors the independent accountants and the risk rating agencies, which the Board must then propose to the shareholders. Should the Board disagree with the Director`s Committee's proposal, the Board shall be entitled to make its own proposal, submitting both proposals to the shareholders for their consideration;
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
  to examine the managers' and chief executives' remuneration policies and compensation plans; and
  all other matters contemplated in the Company's bylaws or entrusted to the Director's Committee by a shareholders' meeting or the Board of Directors.

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

The Director`s Committee's discussions, agreements, and organization are regulated, in every applicable matter, by the Chilean Corporations Law provisions relating to board of directors' meetings. The Director`s Committee shall inform the Board of Directors about the manner in which it will request information and about its resolutions.

In addition to the general liabilities imputable to any director, the directors that compose the Director`s Committee shall, in the exercise of their duties, be jointly and severally liable for any damage caused to the corporation or the shareholders.

The Director`s Committee shall be composed of three members, the majority of which shall be independent. Independent directors are those that would have been elected even if the votes cast in the director's favor by the controlling shareholder and its related persons had not been counted. However, a majority of directors related to the controlling shareholder is permissible if there is an insufficient number of independent directors. Should there be more than three directors entitled to participate in the Director`s Committee, the Board of Directors shall elect the members of the Director`s Committee by unanimous vote. Should the Board fail to reach an agreement, the matter shall be decided by drawing. The Company's Director`s Committee is composed of Messrs. Felipe Joannon, Alessandro Bizzarri and Eugenio Valck, the first two of which are appointed with the controlling shareholder's votes with the latter being an independent director.

The members of the Director`s Committee shall be remunerated. The amount of such remuneration shall be established annually by the shareholders, taking into consideration the duties that the Director`s Committee members shall perform. The remuneration of the members of the Company's Director`s Committee is UF15 (as of May 31, 2006, approximately US$510) per Director`s Committee meeting.

The shareholders shall determine the budget of the Director`s Committee and those of its advisors, and the Director`s Committee shall be allowed to request the recruitment of professionals to fulfill its duties, within the limits imposed by the budget. The activities of the Director`s Committee and its expenses, including its advisors', shall be included in the annual report and conveyed to the shareholders. The budget of the Company's Director`s Committee and its advisors is UF2,000 per year (as of May 31, 2006, approximately US$60,041).

Audit Committee

Pursuant to NYSE Rule 303A.06, in 2005, Madeco designated an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act and the additional requirements under NYSE Rule 303A. The Audit Committee is currently composed of Eugenio Valck.

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

Employees

The following table breaks down the Company's total number of employees by country at December 31, 2003, 2004 and 2005 as well as at March 31, 2006:

Total Number of Employees (1)
Country	Dec 31, 2003	Dec 31, 2004	Dec 31, 2005	March 31, 2006
Chile	1,705	1,659	1,634	1,662
Brazil	540	589	618	634
Peru	255	245	308	320
Argentina	235	283	298	310
Bolivia(2)	16	1	0	0
Total	2,751	2,777	2,858	2,926

    The Table includes Optel's workforce in Madeco's consolidation, 26 employess at December 31, 2003, 9 employess at December 31, 2004, 5 employess at December 31, 2005 and 5 employess at March 31, 2006.
    The Company's aluminum profiles subsidiary in Bolivia, Distribuidora Boliviana Indalum S.A., ended its sales operations in June 2004. Consequently, since that date the aluminum profiles Bolivian market was directly serviced from the Chilean Madeco's subsidiary, Indalum S.A.

At December 31, 2005, a total of 1,248 employees, or 43.7% of the Company's total workforce, were represented by 17 labor unions, which represent their members in collective bargaining negotiations with the Company. Additionally, the Company had a total of 264 temporary employees who were hired for specific time periods to satisfy short-term needs. Management's relationship with the labor unions representing our employees is generally good.

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

Also in 2002, the Company made the strategic decision to focus solely on the fabrication of aluminum profiles and exit the curtain wall business segment. In August 2002, the Company decided to merge Armat's and the Company's administrative systems in order to improve the productivity of Armat. As part of this plan, as of January 2003, Madeco Chile is in charge of Armat's administrative tasks. From August 2002 to April 30, 2003, the Company reduced its workforce by 45 employees, equivalent to 22.2% of the total workforce. In June 2003, the Company closed the production operations of its Brazilian subsidiary Optel. In June, 2004, the Company terminated its aluminum profile operations in Bolivia. In October 2005, the Company reduced its workforce by 120 employees in the Brass Mills business unit facilities located in Chile.

.The Company does not maintain any pension fund or retirement program for its employees and has no liability for the performance of governmental pension plans or any governmental pension payments to employees.

The following tables and discussion provide further information regarding the Company's total human resources by business unit at December 31, 2003, 2004 and 2005 as well as at March 31, 2006:

	Executives	Professionals	Employees	Total

December 31, 2003
Wire & Cable and Brass Mills(1)	26	246	1,617	1,889
Flexible Packaging	9	30	551	590
Aluminum Profiles	8	30	234	272
Madeco Consolidated	43	306	2,402	2,751

December 31, 2004(2)
Wire & Cable and Brass Mills(1)	34	414	1,469	1,917
Flexible Packaging	8	153	417	578
Aluminum Profiles	7	76	199	282
Madeco Consolidated	49	643	2,085	2,777

December 31, 2005
Wire & Cable and Brass Mills	35	475	1,512	2,022
Flexible Packaging	7	147	400	554
Aluminum Profiles	7	84	191	282
Madeco Consolidated	49	706	2,103	2,858

March 31, 2006
Wire & Cable and Brass Mills	35	507	1,538	2,080
Flexible Packaging	6	151	408	565
Aluminum Profiles	7	84	190	281
Madeco Consolidated*	48	742	2,136	2,926

(1) Figures for Wire & Cable and Brass Mills employees presented above differ from those presented in the Company's Annual Report on Form 20-F for 2004 and 2003. Considering that the Company consolidated with Optel in 2005, figures for prior years include employees of Optel for comparative purposes.

(2) Prior to 2004, the Company presented all workers (except for Executives) as either employees or professionals based on their functional role and duties within the Company. During 2004, the Company changed its classification of its workers and only presents those workers with either a university or technical degree as "Professionals". All other employees were classified as "Employees".

Wire & Cable and Brass Mills. The following table sets forth the Company's human resources at December 31, 2005 for the Wire & Cable and Brass Mills business units. The employees are broken down by employee category and country.

Wire & Cable and Brass Mills Units: Employees at December 31, 2005
	Executives	Professionals	Employees	Total
Chile	13	128	816	957
Brazil	15	85	518	618
Peru	4	234	70	308
Argentina	3	28	108	139
Total	35	475	1512	2,022

In Chile, the Company had 957 permanent employees and 8 temporary employees. A total of 550 employees were represented by six labor unions. On December 16, 2004, Madeco Chile reached an agreement with Unions No.1 and No.2 prior to the expiration of the collective bargaining agreement. The Company also reached an agreement with Union No.3 and the non-unionized workers. Consequently, the Company and the Unions signed new contracts with a three year term, expiring on January 1, 2008. The last work stoppage in Madeco-Chile was in February 1993 and lasted 10 days. At Armat, new collective bargaining agreements were signed with Unions No.1 and No.2, which involved 82 and 39 workers respectively with a 2 year term. Armat's last work stoppage was in 1991 and lasted 12 days. By the end of 2005 Cotelsa signed a collective bargaining agreement with its 42-member workers' union following a legal 30-day strike that partially paralyzed operations.

In Brazil, the Company had 618 permanent employees and 34 temporary employees. A total of 264 employees were represented by two labor unions, Metalurgicos do Rio de Janeiro and Metalurgicos de Campinas. Collective bargaining in Brazil is done on a statewide basis rather than on an industry-wide basis or on a company-by-company basis. Each year, the unions negotiate with their respective municipal governments to reach an agreement. The Company's last work stoppage in Brazil was in October 1997, lasting four days and involving 54 employees; currently, the Company considers its relations with all its employees to be good.

In Peru, the Company had 308 permanent employees and 73 temporary employees, none of which were members of labor unions, in 2005. The Company has experienced no strikes in Peru since 1993.

In Argentina, the Company had 139 permanent employees and did not hire any temporary employees. A total of 122 employees were represented by 3 labor unions. Although, there have been several work stoppages in Argentina since the Company's acquisition of Indelqui in 1990 these were due to strikes called by nation-wide labor federations and were unrelated to conditions at the Company's operations. The last work stoppage was in 1999 and involved 301 employees.

Flexible Packaging. The following table sets forth the Company's human resources at December 31, 2005 for the Flexible Packaging unit. The personnel are broken down by diverse employee categories and country of origin.

Flexible Packaging Unit: Employees at December 31, 2005
	Executives	Professionals	Employees	Total
Chile	5	107	283	395
Argentina	2	40	117	159
Total	7	147	400	554

In Chile, the Company had 395 permanent employees and 96 temporary employees. A total of 242 employees were represented by three labor unions. In 2003, the Company entered into a three-year collective bargaining agreement with the three unions. The last work stoppage, which occurred on August 1998, lasted 20 days and included 130 employees.

In Argentina, the Company had 159 permanent employees and 8 temporary employees. A total of 3 employees were represented by one labor union. On October 2005, Aluflex signed a collective bargaining agreement with a union that represented 140 company employees.

Aluminum Profiles. The following table sets forth the Company's personnel at December 31, 2005 for the Aluminum Profiles unit. Personnel are broken down by employment category.

Aluminum Unit: Employees at December 31, 2005
	Executives	Professionals	Employees	Total
Total	7	84	191	282

The Aluminum Profiles division in Chile had 282 permanent and 34 temporary employees. A total of 67 employees were represented by two unions. In August 2004, Indalum completed its collective bargaining process with Unions No.1 and No.2, which together represented 151 workers. The Company also completed a Collective bargaining process with Bargaining Commission for non-unionized personnel which included 77 employees. The Company signed a 29-month collective contract with the Bargaining Commission before the final date established by law. The Company signed a 36-month collective bargaining agreement with Unions No.1 and No.2 during a legal strike that lasted 41 days.

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

In Peru, permanent employees are entitled to compensation payments related to Compensación por Tiempo de Servicios (Employee Severance Indemnities, or CTS). The compensation amount is payable to two installments (May and November) and is equivalent to one month's salary for each year of service. These CTS payments act as the employee's unemployment insurance.Additionally, permanent employees are also entitled to, in certain circumstances, severance payments upon termination equivalent to one and a half month's salary for each year of service with a maximum limit of 12 month's salary.

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

ITEM 7. Major Shareholders and Related Party Transactions

Major Shareholders

Madeco's only outstanding voting securities are its shares of common stock. The following table sets forth certain information concerning ownership of Madeco's common stock as of May 31, 2006 with respect to each shareholder known to Madeco to own more than 4% of the outstanding shares of common stock and with respect to the percentage of Madeco's common stock owned by all directors and executive officers of Madeco as a group:

Shareholder	Number of shares owned	% Ownership
Quiñenco S.A. and related parties(1)	2,557,280,402	46.15%
Banchile Corredores de Bolsa	273,660,227	4.93%
Bolsa Electronica de Chile Bolsa de Valores	252,882,898	4.56%
The Bank of New York	248,352,530	4.48%
Directors, Executive Officers and related parties as a group (2)	104,381,137	1.88%

(1) The controlling shareholder of Madeco S.A. is the open stock corporation Quiñenco S.A. Quiñenco is an open stock corporation in accordance with Chilean Law.

(2) Excludes the 2,557,280,402 shares owned directly and indirectly by Quiñenco S.A as well as the other aforementioned investment entities related to the Luksic family and Luksic family members.

Quiñenco S.A. is controlled by the Luksic Group, whose principal members are The Luksburg Foundation, Andrónico Luksic Craig, Guillermo Luksic Craig and Jean-Paul Luksic Fontbona. Until his death in August 2005, the Luksic Group also included Andronico Luksic Abaroa, the father of Andronico Luksic Craig, Guillermo Luksic Craig and Jean-Paul Luksic Fontbona. As of the date of this Annual Report, certain members of the Luksic Group beneficially own 82.8% of the outstanding shares of common stock of Quiñenco. Jean-Paul Luksic Fontbona does not directly or indirectly own any shares of Quiñenco but exercises control through memberships on boards of directors and managing councils of Luksic Group companies.

Control by the Luksic Group is exercised through the Luksic Group's control of Andsberg Inversiones Ltda., Ruana Copper A.G. Agencia Chile, Inversiones Orengo S.A., Inversiones Consolidadas S.A., Inversiones Salta S.A and Inmobiliaria e Inversiones Río Claro S.A., which are the Luksic Group companies that hold shares of Quiñenco. The Luksburg Foundation beneficially owns approximately 94.6% of the total equity interest in Andsberg Inversiones Limitada, 100% of the outstanding shares of common stock of Ruana Copper A.G. Agencia Chile and 97.3% of the common shares of Inversiones Orengo S.A., entities which jointly hold approximately 56.0% of the outstanding shares of common stock of Quiñenco.

Although there are no formal agreements as to the voting or disposition of shares known to Quiñenco, Quiñenco believes that the members of the Luksic Group generally consult with each other regarding actions to be taken by shareholders of Quiñenco. Consequently, the Luksic Group has the power to elect a majority of Quiñenco's directors and to determine the outcome of substantially all matters to be decided by a vote of shareholders.

Quiñenco's only outstanding voting securities are its shares of common stock. There was no significant change in the share ownership of Quiñenco in 2003, 2004 or 2005. The following table sets forth certain information concerning ownership of the shares with respect to the Luksic Group's companies at December 31, 2005:
Title of Class	Identity of Person or Group	Amount Owned	Percent of Class
Common Stock	Andsberg Inversiones Ltda.	364,163,159	33.7%
	Ruana Copper A.G. Agencia Chile Inmobiliaria e Inversiones Río Claro S.A. Inversiones Consolidadas S.A..	240,938,000 143,427,860 125,427,859	22.3% 13.3% 11.6%
	Inversiones Salta S.A.	18,000,000	1.7%

In addition, the Fundación Andrónico Luksic A., a charity foundation, owned 1,348,247 shares of Quiñenco equivalent to a 0.1% interest, and Inversiones Carahue S.A., a company owned by Paola Luksic Fontbona, owned 7,730 shares as of December 31, 2005. Davor and Andrónico Luksic Lederer, sons of Andrónico Luksic Craig, each own 128 shares of Quiñenco.

The Company's shareholders have identical voting rights. To the knowledge of the Company, there are no arrangements or operations that may result in a change in control of the Company.

Madeco's majority shareholder is Quiñenco S.A., which, through its direct and indirect interests in the Company, beneficially owns as of May 31, 2006 an aggregate of 46.15% of the outstanding shares (2,557,280,402 shares) of Common Stock. Six members of the Company's Board of Directors are representatives of the Quiñenco Group, including the Chairman of the Board. The entire Board of Directors was reelected at the Annual Shareholders' Meeting held on April 26, 2005, for a three-year period pursuant to the Company's bylaws.

The following table shows the total number of shares authorized and paid as of December 31, 2003, 2004 and 2005:

	2003	2004	2005
Common Stock (number of shares authorized and paid)	4,120,088,408	4,441,192,887	5,348,390,129

The following table includes each of the Company's shareholders that had an ownership interest exceeding 1.0% at December 31, for the years 2003, 2004 and 2005, demonstrating the significant changes in ownership percentages during the past three years:

Shareholder	December 31, 2003		December 31, 2004		December 31, 2005
Quiñenco S.A.	2,275,124,453	55.22%	2,275,240,329	51.23%	2,557,141,629	47.81%
Bolsa de Comercio de Santiago Bolsa de Valores	101,931,074	2.47%	105,719,363	2.38%	283,819,492	5.31%
Banchile Corredores de Bolsa S.A.	238,905,148	5.80%	244,429,015	5.50%	254,852,902	4.77%
The Bank of New York	143,913,630	3.49%	117,492,630	2.65%	210,112,530	3.93%
Bolsa Electrónica de Chile Bolsa de Valores	365,839,732	8.88%	258,861,782	5.82%	151,685,754	2.84%
Celfin Capital S.A. Corredores de Bolsa	N/A	N/A	N/A	N/A	142,689,620	2.67%
A.F.P. Provida S.A.	97,119,432	2.36%	71,273,843	1.60%	88,927,032	1.66%
Larrain Vial S.A. Corredores de Bolsa	52,260,708	1.27%	62,935,356	1.42%	85,107,691	1.59%
A.F.P. Habitat S.A.	N/A	N/A	N/A	N/A	82,908,314	1.55%
BICE Corredores de Bolsa S. A.	19,747,506	0.48%	28,569,469	0.64%	69,752,274	1.30%
Ureta y Bianchi Corredores de Bolsa S.A.	16,632,312	0.40%	8,575,100	0.19%	63,064,242	1.18%
Deutsche Securities Corredores de Bolsa Ltda.	2,026,500	0.05%	14,273,835	0.32%	61,831,647	1.16%
Dall Olio Tiberio	N/A	N/A	49,720,565	1.12%	61,056,097	1.14%
Consorcio Corredores de Bolsa S.A.	4,054,273	0.10%	33,228,833	0.75%	54,957,651	1.03%
Bolsa de Corredores - Bolsa de Valores	1,740,370	0.04%	31,531,459	0.71%	53,469,212	1.00%
Others	800,793,270	19.44%	1,139,341,308	25.65%	1,127,014,042	21.07%

On March 31, 2003, the Company completed its financial restructuring process. The process included a capital increase and a refinancing plan with the Company's financial creditors. See"Item 5: Operating and Financial Review and Prospects - Liquidity and Capital Resources - The Company's Compliance with Financial Covenants and its Refinancing Plan" for further information.

At of May 31, 2006, The Bank of New York, as depositary for Madeco's ADS facility, was the record owner of 248,352,530 shares of Common Stock in the form of 2,483,525 ADSs. These ADSs represented 4.48% of the total number of issued and outstanding shares at such date. The ADSs are issued pursuant to a deposit agreement dated June 7, 1993, as amended (the "Depositary Agreement"), among the Company, the Bank of New York as depositary (the "Depositary") and the holders from time to time of the American Depositary Receipts ("ADSs") evidencing the ADSs issued pursuant to the Depositary Agreement. It is not practicable for Madeco to determine the portion of its common stock or ADSs beneficially owned by U.S. persons.

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

If the conflicting interest transaction involves a "material amount," the Board of Directors is required to produce a statement declaring in advance that the conflicting interest transaction is similar in its terms to an arm's length transaction. A conflicting interest transaction is deemed to involve a "material amount" if the amount involved is both greater than UF2,000 (as of May 31, 2006, approximately US$68,041) and exceeds 1% of the consolidated assets of the corporation, or if the amount exceeds UF20,000 (as of May 31, 2006, approximately US$680,413) regardless of the size of the corporation.

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

Although the Company generally does not provide or receive long-term debt financing to or from other entities within Madeco (except in connection with bank loans on arm's length terms in the ordinary course of business from the Company's former banks), the Company has occasionally in the past and expects in the future to advance funds and receive advances of funds from other companies under the common control of the Quiñenco Group where required to meet short-term liquidity requirements. These loans have been on a short-term unsecured basis at market rates of interest and, in the case of loans made by the Company to affiliated companies, require the prior approval of Madeco's Board of Directors pursuant to the requirements of the Chilean Corporations Law relating to open stock corporations such as Madeco. The outstanding amounts of such loans made by the Company to affiliated companies during the years ended December 31, 2003, 2004 and 2005 were not material to Madeco, individually or in the aggregate. In addition, the Company has from time to time in the past made loans and advances to affiliated companies and to strategic investors and their affiliates to provide financing resources in connection with acquisitions of assets and other transactions. Such loans and advances have generally been made on a secured basis at market rates of interest. See Note 24 to the Consolidated Financial Statements.

The Company also provides goods and services in commercial transactions in the ordinary course of business to affiliated companies. In connection with such transactions, the Company from time to time extends unsecured credit on terms substantially similar to those available to other customers purchasing goods and services in similar quantities.

Except for the transaction described below, none of the transactions carried out during 2003, 2004 and 2005 between the Company and related parties were deemed to have been material to the Company and/or to the related party.

In December 2000, the Company signed a loan agreement with Quiñenco S.A. for an amount totaling UF355,790 (as of May 31, 2006, approximately US$12.1 million). In October 2002, the Company signed a new loan agreement with Quiñenco for an amount totaling UF84,879 (as of May 31, 2006, approximately US$2.9 million). The total amount outstanding as of December 31, 2005 was Ch$8,016 million. The loan has an annual interest rate equivalent to the tasa activa bancaria (Chilean inter-bank rate, or "TAB") plus 1.75. On June 5, 2006 the Company prepaid the total amount , approximately US$12.1 million, of this debt to Quiñenco.

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

Identification of Financial Statements and Other Financial Information

See "Item 18. Financial Statements"

Export Sales

The tables below show export sales from each of the Company's business units and their division components, in tons and in revenues. In each case, sales are also shown as a percentage of the total for the corresponding division or business unit:

Export (1) Volume Sales
	2003		2004		2005
	Volume	% total	Volume	% total	Volume	% total
Metallic Cable (in tons)	10,598	19.1%	11,805	18.8%	13,132	19.1%
Optical Fiber Cable (in kms)	0	0.0%	0	0.0%	13,586	15.1%
Wire & Cable (in equivalent tons)(2)	10,599	19.1%	11,805	18.8%	13,441	19.0%
Pipes Bars and Sheets (in tons)	15,923	58.2%	18,618	60.3%	16,044	57.4%
Coins (in tons)	2,914	97.6%	2,351	96.0%	1,557	99.4%
Brass Mills (in tons)	18,837	62.1%	20,969	62.9%	17,601	59.6%
Flexible Packaging (in tons)	1,730	11.8%	2,323	14.2%	2,118	14.6%
Aluminum Profiles (in tons)	0	0.0%	0	0.0%	474	4.4%
Total (in equivalent tons)	31,165	31.6%	35,097	31.2%	33,634	26.8%

Export (1) Revenues
	2003		2004		2005
	Ch$ million	% total	Ch$ million	% total	Ch$ million	% total
Metallic Cable	15,096	12.9%	24,175	14,0%	30,743	14,6%
Optical Fiber Cable	0	0.0%	0	0.0%	323	18,7%
Total Wire & Cable	15,096	12.9%	24,175	14,0%	31,066	14.6%
Pipes Bars and Sheets	27,452	52.4%	41,599	52.5%	39,752	54.0%
Coins	6,553	90.8%	7,087	90.4%	5,269	83.6%
Brass Mills	34,005	57.0%	48,686	55.9%	45,021	56.3%
Flexible Packaging	5,376	12.1%	6,544	14.0%	6,216	14.1%
Aluminum Profiles	1,187	3.8%	1,833	6.2%	1,609	5.5%
Total	55,664	22.1%	81,238	24.2%	83,912	23.0%

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

(2) Total volume sales for the Wire & Cable unit includes sales of both metallic and optical fiber cable products. Optical fiber volume sales have been converted to tons, using the conversion rate: 1 ton = 44 kms.

Wire & Cable. In 2005, the Wire & Cable business unit generated export sales, which amounted to 13,132 tons or 19.1% of the total business unit volume sales. In terms of revenue, exports amounted to Ch$30,743 million, representing 14.6% of the total business unit revenue. The copper wire rod is the primary exported product (81.5% of Wire & Cable exports) to South American countries where the Company does not have a subsidiary.

PBS. In 2005, the PBS division of the Brass Mill business unit generated export sales, which amounted to 16,044 tons or 57.4% of the total business unit volume sales. Export revenue as a percentage of the PBS division amounted to 52.4%, 52.5% and 54.0% in 2003, 2004 and 2005, respectively.

Coins. In 2005, export volume sales amounted to 1,557 tons or 99.4% of the coins division's total volume sales. The business units primary customers are central banks and coin mints around the world, with special emphasis on the customers located in Europe, which represent 60.5% of total exports.

Flexible Packaging. In 2005, export volume sales amounted to 2,118 tons or 14.6% of the Flexible Packaging business unit's total volume sales. Export sales as a percentage of total in revenues represent 14.1%. Principal export customers for the Flexible Packaging unit are located in other Latin American countries.

Aluminum Profiles. Export sales for the Aluminum Business unit includes sales made to customers in countries other than Chile. In 2005, export volume sales amounted to 474 tons or 4.4% of the Aluminum Profiles business unit's total volume sales.

Legal Proceedings

Madeco S.A. and its subsidiary Madeco Brasil Ltda. filed an arbitration claim in New York City before the American Arbitration Association, against Corning International Corporation ("Corning Inc.") based on the allegation that Corning Inc. had tried to terminate its agreements with Madeco S.A. relating to Optel Ltda. ("Optel"), a Brazilian company in which Corning Inc. and Madeco Brasil Ltda. were joint owners. Corning, in turn, made a counter-claim against Madeco S.A. seeking, among other things, that Corning be allowed to terminate its agreements with Madeco S.A.

Madeco S.A. was notified of the tribunal's judgment in 2003 which, inter alia, declared that the investment agreement, signed between the parties on June 12, 1999 and its amendments, be terminated. This meant that Madeco S.A. lost its put option to sell its shares in Optel Ltda. (Brazil) to Corning Inc. at a price of US$18 million.

At December 31, 2003, Madeco S.A., through its subsidiary Metal Overseas S.A., made an allowance against income for that year for the total of its 50% holding in Optel (through Madeco Brasil Ltda.) and provisions for other expenses, because of the unfavorable judgment given.

On March 31, 2005, Madeco S.A., through its indirect subsidiary Madeco Brasil Ltda., signed an agreement with Corning International Corporation whereby it acquired, for a nominal price of one real, the 50% holding of Corning Inc. in Optel, thus settling the effects of the arbitration decision in New York, before the American Arbitration Association. On the same date, an agreement was also signed with the two principal creditor banks of Optel canceling all its debts, equivalent to 7.3 million US dollars, through the payment of a total of 2 million US dollars.

There are two lawsuits pending in Brazil brought by the State Secretary of Finance (Rio de Janeiro) against the previous owner of Ficap S.A., dating from before the time that Madeco S.A. bought the company in 1997. The total damages amount to approximately 6,950 thousand Real at December 31, 2005. Madeco S.A. has personal guarantees from the previous owner of Ficap S.A. to indemnify Madeco S.A. should the Brazilian subsidiary be affected by such legal actions.

The Company does not believe that the outcome of any of its outstanding litigation will have a material adverse effect on the Company's financial condition or results of operations. See Note 22 to the Company's Consolidated Financial Statements.

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

Due to the existence of accumulated financial losses the Company did not pay dividends from net income generated in 2004 and 2005.

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

	Santiago Stock Exchange		NYSE
	Low	High	Low	High
Years	(Ch$ per Share) (1)		(US$ per ADS)
2001	170.0	370.0	2.25	6.50
2002	24.5	175.0	0.25	2.80
2003	17.0	57.5	0.25	8.85
2004	35.5	64.0	5.65	11.00
2005	40.9	61.4	7.77	11.72

Quarters
2004
First Quarter	35.5	47.0	5.70	9.40
Second Quarter	40.0	45.8	5.65	7.40
Third Quarter	42.1	60.0	6.52	9.68
Fourth Quarter	54.8	64.0	9.00	11.00
2005
First Quarter	55.0	62.0	9.31	10.94
Second Quarter	51.5	59.2	8.79	10.44
Third Quarter	48.8	61.4	8.99	11.72
Fourth Quarter	40.9	50.1	7.77	9.70
2006
First Quarter	41.0	45.4	7.67	9.21
Second Quarter through May 31	44.0	51.4	8.37	10.51

Months
December 2005	40.9	47.5	7.77	9.35
January 2006	41.0	44.2	7.80	9.00
February 2006	42.9	45.4	7.86	8.70
March 2006	41.8	44.7	7.67	9.21
April 2006	44.0	47.2	8.37	9.25
May 2006	47.3	51.4	8.40	10.51

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

ITEM 10. Additional Information

Memorandum and Articles of Association

Provided below is a summary of certain material information found in the Company's bylaws and provisions of Chilean law. This summary is not complete. For more information relating to the items discussed in this summary, you are encouraged to read our bylaws which we have filed as an exhibit to the Annual Report on Form 20-F for the year 2002.

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

If the conflicting interest transaction involves a "material amount," the Board of Directors is required to produce a statement declaring in advance that the conflicting interest transaction is similar in its terms to an arm's length transaction. A conflicting interest transaction is deemed to involve a "material amount" if the amount involved is both greater than UF2,000 (as of May 31, 2006, approximately US$68,041) and exceeds 1% of the assets of the corporation, or if the amount exceeds UF20,000 (as of May 31, 2006, approximately US$680,413) regardless of the size of the corporation.

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

Rights, Preferences and Restrictions Regarding Shares

At least thirty percent of the Company's net profits for each fiscal year is required to be distributed in cash to the shareholders, unless the shareholders unanimously decide otherwise and except in the case the Company has unabsorbed prior year losses. Any remaining profits may be used to establish a reserve fund (that may be capitalized at any time, amending the corporate bylaws by the vote of a majority of the voting stock issued) or to pay future dividends.

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

Shareholders' Meetings

Annual shareholders' meetings are to be held during the months of February, March or April of each year. During the meetings, determinations are made relating to particular matters, matters that may or may not be specifically indicated in the notice of such meeting.

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
  transfer of corporate fixed assets and liabilities; and
  guarantees of third parties' obligations, except when these third parties are affiliated companies (in which case approval of the Board of Directors is sufficient).

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

In September 2005, Madeco prepaid all the Credit Rescheduling Agreements subscribed by the Company with its creditor banks on December 18, 2002, freeing it from the restrictions pertaining to the agreements. In November, the Company launched a successful capital increase, raising aproximately US$84 millon, which was used to pay debt.

On June 5, 2006 the Company refinanced a total of US$50 million of its financial debt by means of a 5-year term syndicate bank loan. Approximately US$12 million of this financing was used to prepay liabilities of the Company with Quiñenco.

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

A Foreign Investment Contract was entered into among the Central Bank, Madeco and the Depositary pursuant to Article 47 of the Central Bank Act and Chapter XXVI. According to Chilean law, a contract is ruled by the law in effect at the time of the execution of the contract. Therefore, the Foreign Investment Contract entered into among the Central Bank of Chile, Madeco and the Depositary is ruled by the foreign exchange regulations in force before April 19, 2001, among which is Chapter XXVI.

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

Chapter XXVI provided that access to the Formal Exchange Market in connection with the sale of Withdrawn Shares or distributions thereon would be conditioned upon receipt by the Central Bank of a certification by the Depositary or the Custodian, as the case might have been, that such Shares had been withdrawn in exchange for delivery of the pertinent ADRs and receipt of a waiver of the benefits of the Foreign Investment Contract with respect thereto (except in connection with the proposed sale of the Shares) until such Withdrawn Shares were redeposited. Chapter XXVI also provided that access to the Formal Exchange Market in connection with dividend payments was conditioned on certification by Madeco to the Central Bank that a dividend payment had been made. The provision contained in Chapter XXVI that established that access to the Formal Exchange Market in connection with dividend payments was conditioned on certification by Madeco to the Central Bank that any applicable tax had been withheld was eliminated on November 23, 2000.

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

In general, the effective dividend Withholding Tax rate, after giving effect to the credit for the First-Category Tax, can be calculated using the following formula:

(Withholding Tax Rate) - (First-Category Tax Rate)

Effective Dividend Withholding Tax Rate = 1 - (First-Category Tax Rate)

Under Chilean income tax law, dividends generally are assumed to have been paid out of the Company's oldest retained profits for purposes of determining the level of First-Category Tax that was paid by the Company. For information as to the retained earnings of the Company for tax purposes and the tax credit available on the distribution of such retained earnings, see Note 18 to the Consolidated Financial Statements. The effective rate of Withholding Tax to be imposed on dividends paid by Madeco will vary depending upon the amount of First Category Tax paid by the Company on the earnings to which the dividends are attributed. The effective rate for dividends attributed to earnings from 1991 until 2001, for which the First Category Tax was 15%, generally was 23.5%. For 2002, the First Category Tax rate was 16%, which resulted in an effective rate of Withholding Tax of 22.6%, and for 2003, the First Category Tax rate was 16.5%, resulting in an effective rate of withholding tax of 22.16% for the year. From 2004 onwards, the First Category Tax rate will be 17%, which will result in an effective rate of withholding tax of 21.69%.

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

Gain recognized in the transfer of Shares that have a high presence in the stock exchange, however, is not subject to capital gains tax in Chile, provided that the Shares are transferred in a local stock exchange, in other authorized stock exchanges (up to this date, the New York Stock Exchange, the London Stock Exchange and the Madrid Stock Exchange have been authorized for these purposes), or within the process of a public tender of shares governed by the Chilean Securities Market Act. The Shares must also have been acquired either in a stock exchange, within the referred process of a public tender of shares governed by the Chilean Securities Market Act, in an initial public offer of shares resulting from the formation of a corporation or a capital increase of the same, or in an exchange of convertible bonds. Shares are considered to have a high presence in the stock exchange when they (i) are registered in the Securities Registry, (ii) are registered in a Chilean Stock exchange, and (iii) have an adjusted presence equal to or above 25%. To calculate the adjusted presence of a particular Share, the aforementioned regulation states that, the number of days in which the operations regarding the stock exceeded, in Chilean pesos, the equivalent of UF200 (approximately US$6,804) within the previous 180 business days of the stock market, must be divided by 180, multiplied by 100, and expressed in a percentage value. The referred tax regime does not apply in case the transaction involves an amount of Shares that would allow the acquirer to take control of the publicly traded corporation, in which case the ordinary tax regime referred in the previous paragraph will apply, unless the sale complies with one of the following conditions: (i) the transfer is part of a tender offer governed by the Chilean Securities Market Act; or (ii) the transfer is done in a Chilean stock exchange, without substantially exceeding the market price.

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

The following discussion about the Company's risk management includes "forward-looking statements" that involve risks and uncertainties. Actual results could differ from those projected in the forward-looking statements. See section "Forward Looking Statements". In addition to the inherent risks related to the operations in each of its segments and countries in which it does business, the Company faces material market risk exposures in three categories: foreign currency exchange rate risk, interest rate risk and commodity price risk. The following discussion provides additional information regarding the Company's exposure to each of these risks as of December 31, 2005.

Foreign Currency Exchange Rate Risk

Exposure to foreign currency exchange rate risk relates to the Company's positions held in cash and cash equivalents, bank debt, bonds and other assets and liabilities indexed to currencies other than Chilean pesos.

In accordance with Technical Bulletin 64 issued by the Chilean Association of Accountants ("BT64"), most investments in foreign companies as well as various liabilities associated with these foreign investments should be considered as a net U.S. dollar exposure.

With respect to the Company's foreign investment exposure, gains and losses from exchange rate variations are registered directly to the cumulative adjustment from foreign currency translation account included in other reserves in shareholders' equity, without impacting the Company's income statement. Assuming a 10% increase during 2005 of the Chilean peso/U.S. dollar exchange rate with respect to 2004 year-end balances, the impact on equity would be an increase in the Company's cumulative translation adjustment account of approximately Ch$11,261 million.

The Company's net exposure to foreign currencies (principally U.S. dollar) exchange rate risk in Chilean pesos at December 31, 2005 was Ch$3,363 million (equivalent to US$6.56 million). Assuming a 10% increase during 2006 of the Chilean peso/U.S. dollar exchange rate with respect to 2005 year-end balances, the result would be a pre-tax accounting profit of approximately Ch$336 million. In addition to the Company's net exposure in foreign investments, there are other assets and liabilities subject to foreign exchange fluctuations whose results impact the income statement. In particular, the Company maintains local currency exposures in Brazil, Argentina and Peru, all of which could affect the income statement. Based on the year-end balances, a simultaneous increase of 10% in the exchange rate in Argentina, Brazil and Peru of their respective local currencies in relation to the U.S. dollar during 2006 would result in a net loss of Ch$2,336 million.

As of December 31, 2005, approximately 39.97% of the Company's outstanding debt was exposed to an exchange rate fluctuation between the Chilean peso and other currencies. However, according to BT64, certain liabilities are considered as financial hedges of net foreign investment. See Note 2(s) to the Consolidated Financial Statements.

Part of the Company's inventories are valued in U.S. dollars and therefore foreign exchange fluctuations will generate a profit or loss for the Company's results. Assuming a 10% increase during 2006 of the Chilean peso/U.S. dollar exchange rate with respect to 2005 year-end balances, the result would be a pre-tax gain of approximately Ch$4,513 million.

Interest Rate Risk

Exposure to interest rate risk reflects the Company's exposure to floating interest debt as well as debt renewals or rollovers which could be reset at higher than existing interest rates. As of December 31, 2005, approximately 59.6% of the Company's total debt was represented by floating rate debt. The Company's net exposure to interest rate risk as of December 31, 2005 was Ch$56.211 million. Assuming a 100 basis point, or "b.p.", increase during 2006 in the weighted average interest rate with respect to 2005 year-end balances, the result would be an increase in net annual interest expenses of approximately Ch$388 million.

The Company has contracted debt in different currencies to take account the possibility that a 100 b.p. increase in interest rates is more likely in certain countries than in others. In addition, a significant amount of debt is indexed to Chilean inflation (UF indexed debt), and as such, an increase in Chilean inflation will affect the total interest the Company pays on such debt.

Commodity Price Risk

The Company uses significant amounts of copper and aluminum to manufacture its products. Exposure to commodity price risk relates primarily to the Company's metal inventories of copper and aluminum. The Company fixes product prices taking into consideration the market value of the principal raw materials it purchases in such a way that prices should normally follow trends in raw material costs (with a short time lag), thereby reducing commodity price risks. Depending on the competitive price environment and general economic conditions, the Company from time to time is unable to pass along raw material cost increases to its customers. The Company does not enter into long-term purchase commitmens or derivative contracts to cover the price risk related to commodities.

During 2005, the Company sold on a consolidated basis 85,700 tons of copper and 20,628 tons of aluminum. As of December 31, 2005, the Company held inventories of copper and aluminum of 16,280 and 7,449 tons, respectively.

The following table presents the commodity inventories held by the Company for non-trading purposes at December 31, 2005.

	At December 31, 2005
	Carrying Amount	Fair Value
Copper
Tons	16,280
Value (in Ch$ million)	36,241	36,241
Aluminum
Tons	7,449
Value (in Ch$ million)	8,887	8,887

ITEM 12. Description of Securities Other than Equity Securities

Not applicable

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable

ITEM 14. Material Modifications of the Rights of Security Holders and Use of Proceeds

Not applicable

ITEM 15.

Disclosure Controls and Procedures. The Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") have evaluated the effectiveness of the Company's "disclosure controls and procedures" (as defined in Exchange Act rules 13a−15(e) and 15d−15(e)). These controls and procedures were designed to ensure that information required to be disclosed by the Company in its Form 20-F is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Based on such evaluation, the Company's CEO and CFO concluded that as of December 31, 2005, the Company's disclosure controls and procedures were effective.

Changes in Internal Control Over Financial Reporting. There were no changes in the Company's internal control over financial reporting during 2005 which materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16.

Reserved

Item 16A. Audit Committee Financial Expert

Pursuant to NYSE Rule 303A.06, Madeco has an Audit Committee that satisfies the requirements of Rule 10A-3 under the Exchange Act and certain additional requirements under NYSE Rule 303A. Mr. Eugenio Valck serves as our audit committee financial expert.

Item 16B. Code Of Ethics

We have adopted a code of ethics that applies to all of Madeco's employees, including the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer of Madeco S.A. We have filed our code of ethics as an exhibit to this annual report. Our code of ethics was not amended during 2005, and no waivers, either explicit or implicit, of provisions of the code of ethics were granted to our Chief Executive Officer, Chief Financial Officer or Chief Accounting Officer in 2005.

Item 16C. Principal Accountant Fees and Services

In 2004 and 2005, the Company hired Ernst & Young as independent auditors. The table below sets forth the total amount billed by Ernst & Young for services performed in the years 2005 and 2004, respectively:

	(in thousands of Ch$)
	2005	2004
Audit Fees	264,336	143,888
Audit-Related Fees	21,107	32,742
Tax Fees	9,585	32,347
All Other Fees	32,503	33,951
Total Fees	327,531	242,928

Audit Fees

Audit fees are fees billed for the audit of our annual consolidated financial statements.

Audit-Related Fees

Audit-related fees in 2004 and 2005 including consultation fees associated with our annual report on Form 20-F.

Tax Fees

Tax fees in 2004 and 2005 were related to services for tax compliance, tax planning and tax advice.

Pre-Approval Policies and Procedures

The Audit Committee approves all audit, audit-related services, tax services and other services provided by Ernst & Young. Any service provided by Ernst & Young that is not specifically included within the scope of the audit is pre-approved by the Audit Committee prior to any engagement. The audit committee is permitted to approve certain fees for audit related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In 2005, none of the fees paid to Ernst & Young were approved pursuant to the de minimus exception.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

For the year ended December 31, 2005, neither the Company nor any person acting on the Company's behalf made any purchase of the Company's common shares.

PART III

ITEM 17. Financial Statements

Not applicable

ITEM 18. Financial Statements

Reference is made to pages F-1 through F-96

ITEM 19. Exhibits

Exhibit Description

1.1* Articles of Incorporation and Bylaws

4.1* - Amended and Restated Loan Agreement, dated as of December 18, 2002, among Madeco S.A. as Borrower, and Bank of America, N.A. and Bankboston N.A., Nassau Branch as Lenders

4.2* - Amended and Restated Loan Agreement, dated as of December 18, 2002, among Madeco S.A. as Borrower, and Citibank, N.A., Agencia en Chile, Scotiabank Sud Americano, Banco de Chile, Dresdner Bank Lateinamerika, Banco del Estado de Chile, Banco de Credito e Inversiones, Corpbanca, Banco Bice, Banco Santander-Chile, Bankboston, N.A., Sucursal en Chile, Banco Security and Banco del Desarrollo, as Lenders.

8.1 - List of Subsidiaries of Madeco S.A.

11.1 - Code of Ethics

12.1 - Section 302 Certification of the Chief Executive Officer

12.2 - Section 302 Certification of the Chief Financial Officer

13.1 - Section 906 Certification of the Chief Executive Officer

13.2 - Section 906 Certification of the Chief Executive Officer

* Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2002.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Madeco S.A.

/s/Tiberio Dall'Olio

Chief Executive Officer

Date: June 29, 2006

Exhibits

Exhibit Description
    The Company's Code of Ethics
    Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
    Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Audited Consolidated Financial Statements as of

December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005 together with the Reports of Independent Registered Public Accounting Firms

Madeco S.A. and subsidiaries

Index to the Audited Consolidated Financial Statements

ThCh$ - Thousands of Chilean pesos

US$ - United States dollars

ThUS$ - Thousands of United States dollars

UF - "Unidad de Fomento". The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily based on changes in the Chilean Consumer Price Index.

ThBR - Thousands of Brazilian Reals

Application of Constant Chilean Pesos

The December 31, 2003 and 2004 consolidated financial statements have been restated for general price-level changes and expressed in constant Chilean pesos of December 31, 2005 purchasing power.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Madeco S.A.:

We have audited the accompanying consolidated balance sheets of Madeco S.A. and Subsidiaries ("the Company") as of December 31, 2004 and 2005, and the related consolidated statements of income and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Madeco S.A. and Subsidiaries at December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the two years then ended in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 32 to the consolidated financial statements).

ERNST & YOUNG LTDA.

Santiago, Chile

February 24, 2006

(Except for Notes 28 and 32 for which the date is June 8, 2006)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Madeco S.A.

We have audited the accompanying consolidated statements of operations and of cash flows of Madeco S.A. and subsidiaries (the "Company") for the year ended December 31, 2003 all expressed in thousands of constant Chilean pesos. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Madeco S.A. and subsidiaries for the year ended December 31, 2003, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net loss for the year ended December 31, 2003 to the extent summarized in Note 32.

DELOITTE & TOUCHE

Santiago, Chile

February 22, 2004, except for Note 32 as

to which the date is June 24, 2004

and except for restatement to constant Chilean

pesos as to which the date is June 8, 2006

		As of December 31,
		2004	2005	2005
ASSETS	Notes	ThCh$	ThCh$	ThUS$
				(Note 2 (c))
Current assets:
Cash		3,101,210	4,281,988	8,355
Time deposits	5	4,215,479	94,128	184
Marketable securities	6	46,092	150,000	293
Accounts receivable, net	7	56,664,044	61,914,435	120,809
Notes and accounts receivable from related companies	24	1,156,713	941,655	1,837
Inventories, net	8	73,298,759	74,293,061	144,962
Recoverable taxes, net	19	3,609,369	6,242,745	12,181
Prepaid expenses		454,524	402,171	785
Deferred income taxes, net	19	2,604,550	3,326,386	6,490
Other current assets	9	11,490,139	7,275,805	14,197
Total current assets		156,640,879	158,922,374	310,093

Property, Plant and Equipment, net	10	155,676,533	144,864,028	282,662

Other assets:
Long-term notes and accounts receivable from related companies	24	598,721	-	-
Investments in related companies	11	8,566,597	8,060,828	15,728
Investments in other companies		29,747	2,666,058	5,202
Goodwill, net	12	22,537,097	18,490,060	36,078
Negative goodwill, net	12	-	(490,183)	(956)
Long-term notes and accounts receivable		803,854	347,302	678
Deferred income taxes, net	19	312,600	-	-
Intangible assets, net		333,609	369,160	720
Other	13	9,755,403	11,108,055	21,674
Total other assets		42,937,628	40,551,280	79,124
Total assets		355,255,040	344,337,682	671,879

The accompanying Notes form an integral part of these consolidated financial statements.

		As of December 31,
		2004	2005	2005
LIABILITIES AND SHAREHOLDERS' EQUITY	Notes	ThCh$	ThCh$	ThUS$
				(Note 2 (c))
Current liabilities:
Short-term bank loans	14	18,244,391	24,428,720	47,666
Current portion of long-term bank loans	14	5,060,686	2,514,163	4,906
Current portion of bonds payable	17	4,059,239	4,254,251	8,301
Long-term obligations, current portion Long term obligations, current portion		938,154	409,818	800
Dividends payable		2,636	2,543	5
Accounts and notes payable		25,235,002	18,029,241	35,179
Notes and accounts payable to related companies .....	24	360,375	8,442,155	16,472
Accrued liabilities and provisions .....	15	8,691,040	7,171,302	13,993
Withholdings		1,976,874	1,816,939	3,545
Unearned revenues		143,650	1,457,600	2,844
Other current liabilities		1,191,562	964,665	1,882
Total current liabilities		65,903,609	69,491,397	135,593
Long-term liabilities:
Long-term debt	17	67,856,414	24,618,328	48,036
Bonds payable	17	28,326,635	24,208,382	47,236
Miscellaneous payables	18	6,180,020	5,532,453	10,795
Accrued liabilities and provisions	15	3,204,569	3,960,591	7,728
Notes and accounts payable to related companies .....	24	7,905,813	-	-
Deferred income taxes .....	19	-	347,588	678
Other long-term liabilities .....		954,894	592,060	1,155
Total long-term liabilities		114,428,345	59,259,402	115,628

Minority interest	25	10,704,097	10,206,822	19,916
Contingencies and commitments	22	-	-	-

Shareholders' equity:	20
Paid-in capital, no par value		205,638,326	249,372,391	486,580
Reserves		50,738,335	36,151,019	70,539
Accumulated deficit		(100,976,484)	(92,157,672)	(179,820)
Net income for the year		8,818,812	12,014,323	23,443
Total Shareholders' equity		164,218,989	205,380,061	400,742
Total liabilities and Shareholders' equity		355,255,040	344,337,682	671,879

The accompanying Notes form an integral part of these consolidated financial statements.

		For the year ended December 31,
	Note	2003	2004	2005	2005
		ThCh$	ThCh$	ThCh$	ThUS$
					(Note 2 (c))
Operating income:
Net sales		252,377,559	335,700,215	365,487,500	713,146
Cost of sales		(221,339,660)	(286,579,800)	(313,547,675)	(611,800)
Gross profit		31,037,899	49,120,415	51,939,825	101,346
Administrative and selling expenses		(23,119,553)	(23,038,065)	(24,099,429)	(47,023)
Operating income		7,918,346	26,082,350	27,840,396	54,323

Non-operating income and expense:
Interest income		1,183,246	977,368	805,116	1,571
Other non-operating income	23	774,408	1,505,920	2,320,581	4,528
Equity participation in income of related companies	11	40,838	20,597	281,074	548
Interest expense		(13,233,058)	(11,397,565)	(9,359,495)	(18,262)
Equity participation in losses of related companies	11	(74,427)	(44,438)	-	-
Amortization of goodwill	12	(1,957,847)	(1,804,141)	(1,659,957)	(3,239)
Other non-operating expenses	23	(12,023,529)	(3,813,465)	(3,277,408)	(6,395)
Price-level restatement, net	3	2,156,797	(689,759)	(1,999,829)	(3,902)
Foreign exchange (loss) gain, net	4	(309,384)	429,881	(752,074)	(1,467)
Non-operating loss		(23,442,956)	(14,815,602)	(13,641,992)	(26,618)

(Loss) income before income taxes, minority interest and amortization of negative goodwill		(15,524,610)	11,266,748	14,198,404	27,705
Income taxes	19	(1,690,982)	(1,597,767)	(1,466,780)	(2,862)
(Loss) income before minority interest and amortization of negative goodwill		(17,215,592)	9,668,981	12,731,624	24,843
Minority interest	25	(614,020)	(850,169)	(736,399)	(1,437)
(Loss) income before amortization of negative goodwill		(17,829,612)	8,818,812	11,995,225	23,406
Amortization of negative goodwill	12	59,434	-	19,098	37
Net (loss) income		(17,770,178)	8,818,812	12,014,323	23,443

The accompanying Notes form an integral part of these consolidated financial statements.

	For the years ended December 31,
	2003	2004	2005	2005
	ThCh$	ThCh$	ThCh$	ThUS$
				(Note 2 (c))
Cash flow from operating activities:
Collection of accounts receivable	289,581,820	390,035,217	428,521,944	836,140
Financial income received	1,540,109	1,048,110	2,209,037	4,310
Other income received	728,978	2,182,798	372,096	727
Payments to suppliers and personnel	(274,172,673)	(369,799,334)	(400,546,288)	(781,554)
Interest paid	(13,497,189)	(11,791,637)	(13,466,022)	(26,275)
Income taxes paid	(469,854)	(485,395)	(2,280,517)	(4,450)
Other expenses	(2,016,722)	(214,476)	(594,512)	(1,160)
Value added taxes and other similar items paid	(7,729,589)	(6,053,445)	(3,839,119)	(7,491)
Net cash (used in) provided by operating activities	(6,035,120)	4,921,838	10,376,619	20,247

Cash flow from investing activities:
Proceeds from sales of investments	21,587,330	29,697,097	213,391	416
Proceeds from sales of property, plant and equipment	1,137,897	1,021,981	305,524	596
Additions to property, plant and equipment	(3,694,158)	(6,668,922)	(10,397,948)	(20,289)
Investments in other companies	(19,039)	(8,297)	(183,787)	(359)
Investments in financial instruments	(51,780,433)	-	-	-
Decrease in accounts receivable from related companies	-	22,940	51,699	101
Other investing activities (net)	367,189	1,331,260	1,088,066	2,125
Other disbursements for investment	-	-	(2,618,180)	(5,109)
Net cash (used in) provided by investing activities	(32,401,214)	25,396,059	(11,541,235)	(22,519)

Cash flow from financing activities:
Borrowings from banks and others	39,984,845	35,323,142	113,658,374	221,772
Proportion of dividends paid to minority shareholders	(45,870)	(157,796)	(38,021)	(74)
Payments of loans	(91,931,700)	(40,086,668)	(156,389,288)	(305,150)
Increase in bonds payable	-	31,689,550	-	-
Decrease in bonds payable	(12,869,459)	(60,578,552)	(4,462,466)	(8,707)
Capital increase in subsidiaries contributed by minority shareholders	100,306,509	10,405,494	43,154,417	84,204
Net cash provided by (used in) financing activities	35,444,325	(23,404,830)	(4,076,984)	(7,955)
Net (decrease) increase in cash and cash equivalents	(2,992,009)	6,913,067	(5,241,600)	(10,227)
Effect of price-level restatement on cash and cash equivalents	427,313	665,223	(302,321)	(590)
Net (decrease) increase of cash and cash equivalents	(2,564,696)	7,578,290	(5,543,921)	(10,817)
Cash and cash equivalents at the beginning of year	8,321,354	5,756,658	13,334,948	26,019
Cash and cash equivalents at the end of year	5,756,658	13,334,948	7,791,027	15,202

The accompanying Notes form an integral part of these consolidated financial statements.

	For the years ended December 31,
	2003	2004	2005	2005
	ThCh$	ThCh$	ThCh$	ThUS$
				(Note 2 (c))
Reconciliation of net (loss) income for the year to net cash from operating activities:
Net (loss) income for the year	(17,770,178)	8,818,812	12,014,323	23,443
Items that do not represent cash flows:
Depreciation	11,757,867	11,173,196	11,243,246	21,938
Amortization of goodwill	1,957,847	1,804,141	1,659,957	3,239
Amortization of negative goodwill	(59,434)	-	(19,098)	(37)
Minority interest	614,020	850,169	736,399	1,437
Price-level restatement, net	(2,156,797)	689,759	1,999,829	3,902
Foreign exchange loss (gain), net	309,384	(429,881)	752,074	1,467
Gain on sales of property, plant and equipment	(148,541)	(59,737)	(193,045)	(377)
Equity participation in net losses (income) of investments under equity method, net	33,589	23,841	(281,074)	(548)
Gains on sales of investments	(7,827)	(6,456)	-	-
Write-offs and provisions	4,629,665	820,282	835,887	1,631
Other charges to income which do not represent cash flows	12,179,032	7,742,492	4,640,555	9,055
Net changes in operating assets and liabilities:
Increase in accounts and notes receivable	(10,018,411)	(10,222,500)	(7,646,808)	(14,921)
Increase in inventories	(1,855,574)	(18,483,054)	(2,650,059)	(5,171)
Increase in other assets	(5,837,397)	(723,754)	(7,657,366)	(14,941)
Increase (decrease) in accounts and notes payable	106,528	3,169,661	(5,595,401)	(10,918)
Increase (decrease) in other current liabilities	231,107	(245,133)	537,200	1,048
Net cash flow (used in) provided by operating activities	(6,035,120)	4,921,838	10,376,619	20,247

	For the years ended December 31,
	2003	2004	2005	2005
	ThCh$	ThCh$	ThCh$	ThUS$
				(Note 2 (c))
Supplemental Cash Flow Information:
Interest paid (net of capitalized interest)	(13,497,189)	(11,791,637)	(13,466,022)	(26,275)
Income taxes paid	(469,854)	(485,395)	(2,280,517)	(4,450)
Assets acquired under capital leases	(23,881)	(120,831)	-	-

The accompanying Notes form an integral part of these consolidated financial statements.

Note 1 - The Company

Madeco S.A. and subsidiaries ("the Company") is a sociedad anónima abierta (open stock corporation) that is organized under the laws of the Republic of Chile ("Chile") whose shares and American Depositary Receipts are quoted on the Chilean and New York Stock Exchanges, respectively. Furthermore, the Company files financial statements with the Chilean Superintendencia de Valores y Seguros (Superintendency of Securities and Insurance, or "SVS") and the United States Securities and Exchange Commission ("SEC"). Unless otherwise specified, all references to "Madeco" or the "Company" are to Madeco S.A. together with its consolidated subsidiaries and references to "Madeco Chile" include only Madeco S.A.

The Company operates in four main segments. The principal operating segment and the Company's largest business unit is its Wire & Cable business, with production facilities in Chile, Brazil, Peru and Argentina. The Wire & Cable business unit's main clients are in the telecom, energy, mining, construction and industrial sectors. The Company's second operating segment is Brass Mills unit, which manufactures pipes, bars and sheets from copper, brass, aluminum and related alloys. Additionally, the Brass Mills unit manufactures coin blanks and minted coins from alloys comprising copper, nickel, aluminum and zinc. The Company's Brass Mills facilities are located in Chile and Argentina. The Company's third operating segment, Flexible Packaging manufactures printed flexible packaging for use in the packaging of mass consumer products. The Company has flexible packaging facilities in Chile and Argentina, and in addition it exerts significant influence over its equity investment in Peru that operates in the same business. The fourth operating segment of the Company is Aluminum Profiles. The aluminum profiles produced by the Company in Chile are used in the residential and the non-residential construction sector as well as in the production of industrial durable goods.

Note 2 - Summary of significant accounting policies
  Basis of preparation, presentation and consolidation of the consolidated financial statements

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Chile and the regulations established by the SVS, (collectively referred to as "Chilean GAAP"). Certain accounting practices applied by the Company that conform with accounting principles generally accepted in Chile do not conform with accounting principles generally accepted in the United States of America ("US GAAP"). A reconciliation of Chilean GAAP to US GAAP is provided in Note 32.

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

Note 2 - Summary of significant accounting policies, continued

  Basis of consolidation, continued

  The consolidated financial statements as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 include the following subsidiaries:
	As of December 31,
	2003	2004	2005
	%	%	%
Percentage of Direct and Indirect Ownership
Alusa S.A. and Subsidiaries	75.96	75.96	75.96
Indalum S.A. and Subsidiaries	99.16	99.16	99.16
Armat S.A.	100.00	100.00	100.00
Comercial Madeco S.A. (Argentina)	100.00	100.00	100.00
Indeco S.A. (Peru)	92.92	93.00	94.01
Madeco Overseas S.A. (Cayman Islands)	100.00	100.00	100.00
Soinmad S.A. and Subsidiaries	100.00	100.00	100.00
Metalúrgica Industrial S.A. and Subsidiaries (Argentina)	100.00	100.00	100.00
Metal Overseas S.A. and Subsidiaries (Cayman Islands)	100.00	100.00	100.00

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

  Price-level restatement

The cumulative inflation rate in Chile as measured by the Chilean Consumer Price Index ("CPI") for the three-year period ended December 31, 2005 was approximately 7.3%.

Chilean GAAP requires that the financial statements be restated to reflect the full effects of changes in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method described below is based on a model that enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of local currency. The model prescribes that the historical cost of all non-monetary accounts be restated for general price-level changes between the date of origin of each item and the year-end.

Note 2 - Summary of significant accounting policies, continued

b) Price-level restatement, continued

The financial statements of the Company have been price-level restated in order to reflect the effects of the changes in the purchasing power of the Chilean currency during each year. All non-monetary assets and liabilities, all equity accounts and income statement accounts have been restated to reflect the changes in the CPI from the date they were acquired or incurred to year-end.

The resulting gain or loss included in net income reflects the effects of Chilean inflation on the monetary assets and liabilities held by the Company (Note 3).

The restatements were calculated using the official consumer price index of the National Institute of Statistics and based on the "prior-month rule," in which the inflation adjustments are based on the CPI at the close of the month preceding the close of the respective period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index that most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile, and consequently it is widely used for financial reporting purposes.

The values of the Chilean consumer price indices used to reflect the effects of the changes in the purchasing power of the Chilean peso ("price-level restatement") are as follows:

	Index	Change over Previous November 30,

November 30, 2003 .....	100.00	1.0%
November 30, 2004 .....	102.48	2.5%
November 30, 2005 .....	106.19	3.6%

By way of comparison, the actual values of the Chilean consumer price indices as of the balance sheet dates are as follows:

	Index	Change over Previous December 31,

December 31, 2003 .....	100.00	1.1%
December 31, 2004 .....	102.42	2.4%
December 31, 2005 .....	106.18	3.7%

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in net income or loss for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

Note 2 - Summary of significant accounting policies, continued

b) Price-level restatement, continued

Index-linked assets and liabilities

Assets and liabilities that are denominated in index-linked units of account are stated at the year-end values of the respective units of account. The principal index-linked unit used in Chile is the Unidad de Fomento ("UF"), which is adjusted daily to reflect the changes in Chile's CPI. Certain of the Company's investments are linked to the UF. As the Company's indexed liabilities exceed its indexed assets, the increase in the index results in a net loss. Values for the UF are as follows (historical Chilean pesos per UF):

Ch$

December 31, 2003 .....	16,920.00
December 31, 2004 .....	17,317.05
December 31, 2005 .....	17,974.81

Comparative financial statements

For comparative purposes, the historical December 31, 2003 and 2004 consolidated financial statements and their accompanying notes have been presented in constant Chilean pesos as of December 31, 2005. Amounts previously presented in constant Chilean pesos as of each balance sheet date have been adjusted by the percentage changes in the CPI to December 31, 2005 as follows:

Year	Change in Index

2003.....	6.2% (1)
2004.....	3.6% (2)

(1) Equivalent to the amounts for 2003 multiplied by the change in the CPI for 2004, then by the change in the CPI for 2005.

(2) Equivalent to the amounts for 2004 multiplied by the change in the CPI for 2005.

This updating does not change the prior years' statements or information in any way except to update the amounts to constant Chilean pesos of similar purchasing power.

Note 2 - Summary of significant accounting policies, continued

c) Currency translation

Balances denominated in foreign currencies included in the consolidated balance sheets and detailed in Note 21 have been translated into Chilean pesos at the observed exchange rates determined by the Central Bank of Chile in effect at each year end.

As of December 31 2003, 2004 and 2005 the foreign exchange rates of most relevant foreign currencies were as follows:
	As of December 31,
	2003	2004	2005
Currency
United States dollar (US$)	593.80	557.40	512.50
Argentine peso (AR$)	202.32	187.36	169.42
Brazilian real (BR$)	205.59	209.99	219.35
Peruvian sol (S$)	171.42	169.78	149.77

The net effect of foreign exchange translation in income is detailed in Note 4.

Convenience translation to US dollars

The financial statements are stated in Chilean pesos. The translations of Chilean pesos into US dollars are included solely for the convenience of the reader, using the observed exchange rate reported by the Chilean Central Bank as of December 31, 2005 of Ch$ 512.50 for US$ 1.00. The convenience translations should not be construed as representations that the Chilean peso amounts have been, could have been, or could in the future be, converted into US dollars at this or any other exchange rate.

d) Cash and cash equivalents

The Company considers all short-term, highly liquid investment securities with remaining maturities of three months or less to be cash equivalents for the purposes of the consolidated statements of cash flows:
	As of December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$
Cash and Cash Equivalents
Cash	2,164,133	3,101,210	4,281,988
Time deposits (Note 5)	3,259,065	4,215,479	94,128
Mutual funds (Note 6)	333,460	46,092	150,000
Securities purchased under resell agreements (Note 9)	-	5,972,167	3,264,911
Total	5,756,658	13,334,948	7,791,027

Note 2 - Summary of significant accounting policies, continued

e) Time deposits and marketable securities

Time deposits denominated in UF are stated at cost plus interest and indexation accrued at each year-end.

Marketable securities consist in Mutual Funds and are valued at the quoted redemption value of the respective share at each balance sheet date.

f) Accounts receivable and allowance for accounts receivable

Accounts receivables are shown net of the allowance for doubtful accounts. Allowances are recorded at the end of each period for those balances considered to be of doubtful recovery based on an analysis of aging of balances and the evaluation of customers' financial standing.

g) Inventories

Inventories of finished products, work in progress and by-products are valued at production cost including indirect manufacturing costs plus price-level restatement. Inventories of raw materials, materials in warehouse and materials in transit are valued at price-level restated cost. Inventory values do not exceed their estimated net realizable value. Reductions in inventory are valued using the weighted average method. The related obsolescence allowances have been presented as a deduction from inventories.

Inventories with a turnover exceeding one year are classified as Other long-term assets and are presented net of respective obsolescence allowances.

h) Property, plant and equipment

Property, plant and equipment are stated at cost plus price-level restatement. In accordance with instructions issued by the SVS, property, plant and equipment include also effects of the revaluation increment arising from the technical appraisals of certain assets which were carried out in 1979 and 1986.

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

Property, plant and equipment are presented net of accumulated depreciation and impairment write-downs.

Depreciation of property, plant and equipment is determined using straight-line method based on the estimated useful lives of the assets. In accordance with Circular No. 1529 issued by the SVS depreciation amounts include respective portion of the technical appraisal revaluation.

Note 2 - Summary of significant accounting policies, continued

h) Property, plant and equipment, continued

The estimated useful lives of the principal categories of property, plant and equipment are as follows:
Estimated years of useful lives
Assets group
Buildings and Infrastructure	25 to 60
Installations	10 to 25
Machinery and equipment	3 to 30
Engine and Equipment	10
Other fixed assets	3 to 10

Depreciation of temporarily inactive property, plant and equipment is classified under other non-operating expenses in the Consolidated Statement of Income.

The Company periodically evaluates the carrying amount of its property, plant and equipment in relation to the operating performance and future undiscounted cash flows of the underlying assets. An impairment loss is recognized in the event that the carrying amount of an asset may not be fully recoverable, when compared to the estimated future undiscounted cash flows expected from its use and its eventual disposition. The Company has temporarily inactive or underutilized production facilities which are tested for impairment when the Company's management believes such underutilization constitutes a triggering event for the impairment test.

i) Investments in related companies

Investments in related companies over which the Company has significant influence, are included under the caption Other assets and are recorded using the equity method. Accordingly, the Company's proportional share in the net income (loss) of each investee is recognized in the non-operating income or expense on an accrual basis, after eliminating any unrealized gains and losses from transactions with the related companies.

Equity movements that do not affect the income of the related companies are shown proportionally as a charge or credit to the account Other reserves in Shareholders' equity.

j) Other investments

Investments in equity instruments of entities in which the Company has not more than 20% of the voting stock and which are considered to be permanent are recorded at the lower of cost plus price-level restatement or market value. They are shown under the caption Other assets. Dividends from such investments are recognized as income when received.

Note 2 - Summary of significant accounting policies, continued

k) Securities purchased under resell agreements

Securities purchased under resell agreements are valued at placement value plus accrued interest and indexation at year-end. These investments are presented in Other current assets.

l) Goodwill and negative goodwill

Prior to January 1, 2004, goodwill was recognized as the excess of the purchase price of companies acquired over their net book value; negative goodwill arose when net book value exceeded the purchase price of companies acquired. Chilean GAAP also provided at that time that goodwill and negative goodwill amortization may be accelerated if the proportional net income or net loss of the investee exceeds the respective straight-line amortization amount.

Beginning January 1, 2004, the Company adopted Technical Bulletin No. 72 of the Chilean Association of Accountants, which prospectively changed the basis for determining amounts of goodwill and negative goodwill generated in transactions after January 1, 2004. This new standard requires allocation of the purchase price based on the fair value of the identifiable assets acquired and identifiable liabilities assumed. Both goodwill and negative goodwill are amortized over the expected period of return of the investment that corresponds to a useful life of 5 to 20 years.

Goodwill and negative goodwill may also be recorded in the purchase of investments accounted for by the equity method.

m) Intangibles

Trademarks are recorded at historical cost plus price-level restatement, and are amortized on a straight-line basis over the period in which they are expected to benefit the Company; however no longer than 40 years in accordance with Technical Bulletin No. 55 of the Chilean Association of Accountants.

n) Bonds payable

Bonds payable are included in liabilities at their par value plus accrued indexation and interest. The discount that arises from the difference between par value and the proceeds received is included in Other assets and is amortized using the straight-line method over the term of the bond. The amount of the interest recognized does not differ materially from amounts that would have been recognized under the effective rate method.

o) Staff severance indemnities

The Company has obligations for staff severance indemnities which are recognized using an accrued cost of the benefit method, i.e. calculating present value of the estimated future payments of the benefits and assuming real annual discount rates.

Note 2 - Summary of significant accounting policies, continued

p) Accrued vacation expense

The cost of employee vacations is recognized in the financial statements on an accrual basis.

q) Current and deferred income taxes

Current income tax provisions are recognized by the group companies on the basis of respective tax regulations in each jurisdiction where the Company operates.

The Company records income taxes in accordance with Technical Bulletin No. 60 ("BT 60") and complementary technical bulletins thereto issued by the Chilean Association of Accountants, and with SVS Circulars No. 1466 and No. 1560, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities. As a transitional provision on January 1, 2000, the date of adoption of BT 60, a contra asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra assets or liabilities must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability related were calculated using the tax rates that were expected to be in effect at the time of reversal.

To the extent necessary, deferred tax assets are further reduced by a valuation allowance, if based on the weight of available evidence; it is more likely than not that some portion of the deferred tax assets will not be realized.

r) Revenue recognition

Revenue is recognized when goods are delivered to customers or the services are rendered. Unearned revenues related to sales that the Company has invoiced and collected in advance is not recognized until the related goods are delivered.

s) Translation of foreign currency financial statements

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

Note 2 - Summary of significant accounting policies, continued

s) Translation of foreign currency financial statements, continued

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

• Income and expense accounts, except for such accounts that are calculated using historical rates (e.g. depreciation and amortization) are translated at average rates of exchange between the US dollar and the local currency.

• Any exchange differences are included in the results of operations for the period.

Investments in foreign subsidiaries and equity method investees are price-level restated, the effects of which are reflected in income, while the effects of the foreign exchange gains or losses between the Chilean peso and the US dollar on the foreign investment measured in US dollars, are reflected in equity in Cumulative translation adjustment.

In addition as permitted by the Technical Bulletin No. 64, the Company designated certain debt instruments as hedges of net foreign investments. Exchange gains and losses resulting from translation of hedging instruments are recorded directly in Shareholders' equity in the Cumulative translation adjustment.

t) Derivative instruments

The Company maintains forward foreign exchange contracts and foreign exchange swap contracts to cover the risks of fluctuation in exchange rates between the Chilean peso, US dollar and Brazilian Real and changes in the interest rates. The Company enters into forward foreign exchange contracts to mitigate the risk that cash flows will be adversely affected by changes in exchange rates resulting from the collection of receivables from international customers and the purchase of supplies and raw materials. The Company also utilizes interest rate swap agreements to manage interest rate risk on its floating rate debt portfolio.

These derivative instruments are recorded at fair value as of the balance sheet date in Other assets or Other liabilities. Changes in the fair values of such instruments are recorded in income.

u) Share issuance costs

The costs of stock issuance and placement related to capital increases have been recorded in Shareholders' equity under the caption Contributed surplus.

Note 2 - Summary of significant accounting policies, continued

v) Stock based compensation plans

Effective January 1, 2005 the company accounts for stock-based compensation plans in accordance with the International Financial Reporting Standard No. 2 Share-based payment, showing the effect of recording the fair value of the options granted as administrative and selling expenses on a straight-line basis over the period between the date of granting of these options to the date that these become vested.

With respect to compensation plans implemented prior to December 31, 2004, the Company did not record any effect at the time of granting the option and only recognized the eventual increase in capital once the respective options were exercised and the payment of the capital increase has been received in the amount represented by the option strike price. This accounting treatment was based on the provisions of International Accounting Standard No. 19, as Chilean GAAP had not established any rules on this subject.

Note 3 - Price-level restatement

The application of price-level restatement as described in note 2 b) resulted in net (charges)/credits to income, the effect of which is summarized as follow:

	Credit (charge) as of December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Property, plant and equipment, net	894,685	2,042,652	2,855,755
Inventories, net	2,396,509	555,064	504,536
Other current assets	(14,388)	213,858	313,691
Other assets	1,632,517	3,414,363	4,167,307
Other foreign currency denominated liabilities	(424,161)	(332,180)	(404,982)
Shareholders' equity, net	(1,295,828)	(3,914,094)	(5,619,968)
Income and expense accounts in constant Chilean pesos as of year end as	278,249	(267,545)	(294,253)
Net adjustment of assets and liabilities indexed to UF	(1,310,786)	(2,401,877)	(3,521,915)
Price-level restatement, net	2,156,797	(689,759)	(1,999,829)

Note 4 - Foreign exchange differences

Foreign exchange differences are summarized as follows:
	Credit (charge) as of December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Cash and short-term investments	(1,209,657)	(117,716)	(54,098)
Accounts receivable	(885,917)	(1,070,599)	(982,598)
Other assets	(1,382,557)	133,915	(271,836)
Bank loans	1,790,286	366,189	460,273
Other liabilities	(48,701)	591,856	841,480
Loss on hedging transactions	(1,495,073)	(989,397)	(1,828,477)
Translation adjustments in foreign subsidiaries, net	2,922,235	1,515,633	1,083,182
Net foreign exchange (losses) gains	(309,384)	429,881	(752,074)

Note 5 - Time deposits

Time deposits are summarized as follows:
	As of December 31,
	2004	2005
	ThCh$	ThCh$

Time deposits in Chilean pesos	307,128	-
Time deposits in US dollars	3,908,351	-
Time deposits in other foreign currencies	-	94,128
Total time deposits	4,215,479	94,128

Note 6 - Marketable securities

Marketable securities are summarized as follows:
	As of December 31,
	2004	2005
	ThCh$	ThCh$

Mutual funds	46,092	150,000
Total marketable securities	46,092	150,000

Note 7 - Accounts receivable

a) Accounts receivable, net of allowances for doubtful accounts, are summarized as follows:
	As of December 31,
	2004	2005
	ThCh$	ThCh$

Trade accounts receivable	53,902,888	59,580,777
Allowance for doubtful trade accounts receivable	(4,803,510)	(4,063,996)
Notes receivable	6,529,183	5,284,974
Allowance for doubtful notes receivables	(1,127,065)	(804,825)
Other accounts receivable	2,335,277	5,257,720
Allowance for doubtful other accounts	(172,729)	(3,340,215)
Total accounts receivable, net	56,664,044	61,914,435

b) Changes in short-term allowance for doubtful accounts receivable for the years ended December 31, 2003, 2004 and 2005 are as follows:
	As of December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Balance at the beginning of the year	11,594,255	10,881,513	6,103,304
Price-level restatement	(114,827)	(278,041)	(155,398)
Effect of devaluation of foreign currencies	(111,918)	(132,211)	(649,747)
Reclassification (to) from long-term (1)	-	(1,551,269)	3,184,963
Allowance established (released), net	10,047	(691,555)	141,576
Write-offs	(496,044)	(2,125,133)	(415,662)
Balance at the end of the year	10,881,513	6,103,304	8,209,036

(1) Amount was reclassified (to) from the long-term allowance consistent with the corresponding balance of account receivable that was reclassified (to) from the long-term.
  Changes in long-term allowance for doubtful accounts receivable for the years ended December 31, 2003, 2004 and 2005 are as follows:
	As of December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Balance at the beginning of year	2,402,440	1,748,353	3,299,622
Price-level restatement	582	-	(114,659)
Reclassification from (to) short term (1)	-	1,551,269	(3,184,963)
Charged to expenses	(654,669)	-	-
Balance at the end of year	1,748,353	3,299,622	-

(1) Amount was reclassified to (from) the short-term allowance for doubtful accounts consistent with the corresponding balance of account receivable that was reclassified to (from) the short-term.

Note 8 - Inventories

a) Inventories are summarized as follows:
	As of December 31,
	2004	2005
	ThCh$	ThCh$

Raw materials	22,559,919	21,390,152
Finished goods	20,420,132	27,203,872
Work-in-progress	17,787,516	16,308,489
Consumable materials	7,524,783	6,137,243
Supplies in transit	3,524,986	3,172,684
Supplies	4,505,593	2,855,298
Sub-total	76,322,929	77,067,738
Allowance for obsolescence	(3,024,170)	(2,774,677)
Inventories, net	73,298,759	74,293,061

b) Changes in the allowance for obsolescence for the years ended December 31, 2003, 2004 and 2005 are as follows:
	As of December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Balance at beginning of year	4,600,029	4,039,768	3,024,170
Price-level restatement	(45,556)	(98,531)	(105,087)
Effect of devaluation of foreign currencies	(40,982)	(2,674)	(45,020)
Reclassification	427,900	-	-
Allowance established	398,092	363,970	288,131
Allowance released (1)	(860,289)	(1,225,374)	(255,296)
Write-offs	(439,426)	(52,989)	(132,221)
Balance at end of year	4,039,768	3,024,170	2,774,677

  Corresponds to the reversal of the allowance for obsolescence previously recorded for slow moving inventories that have been sold during the period. Such reversal is recognized as an adjustment to the cost basis of the item sold.

Note 9 - Other current assets

Other current assets are summarized as follows:
	As of December 31,
	2004	2005
	ThCh$	ThCh$
Securities purchased under resell agreements (3)	5,972,167	3,264,911
Deposit in guarantee (1)	277,998	714,784
Property, plant and equipment to be disposed of, net (2) (Note 10a)	4,968,553	2,913,535
Discount on bond issuance	153,952	154,246
Other	117,469	228,329
Total	11,490,139	7,275,805

(1) Relates to time deposits held in custody as a result of the sale of a plant by the subsidiary Alufoil S.A., which is being registered in the property register.

(2) Shown net of allowances for adjustments to realization value of ThCh$ 1,124,091 as of December 31, 2005 (ThCh$ 2,005,038 as of December 31, 2004).

(3) Details provided in the table below.

Note 9 - Other current assets, continued

The detail of securities purchased under resell agreements to resell as of December 31, 2004 is as follows:
			Original	Transaction	Interest	Final		Market
Purchase Date	Maturity Date	Counterpart	currency	amount	rate	value	Description of Instrument	value
				ThCh$	%	ThCh$		ThCh$
December 23, 2004	January 3, 2005	BBVA, Corredores de Bolsa BHIF S.A.	Ch$	4,138	3.00	4,142	Non-indexed promissory note	4,141
December 23, 2004	January 3, 2005	BBVA, Corredores de Bolsa BHIF S.A.	Ch$	102	3.00	102	Non-indexed promissory note	102
December 23, 2004	January 3, 2005	BBVA, Corredores de Bolsa BHIF S.A.	Ch$	455,634	3.00	456,051	Non-indexed promissory note	455,937
December 23, 2004	January 3, 2005	BBVA, Corredores de Bolsa BHIF S.A.	Ch$	107,305	3.00	107,403	Non-indexed promissory note	107,376
December 23, 2004	January 3, 2005	BBVA, Corredores de Bolsa BHIF S.A.	Ch$	220,182	3.00	220,384	Non-indexed promissory note	220,329
December 27, 2004	January 3, 2005	BANCHILE, Corredores de Bolsa S.A.	Ch$	89	2.88	89	Non-indexed promissory note	89
December 27, 2004	January 3, 2005	BANCHILE, Corredores de Bolsa S.A.	Ch$	8,341	2.88	8,346	Non-indexed promissory note	8,344
December 27, 2004	January 3, 2005	BANCHILE, Corredores de Bolsa S.A.	Ch$	94,327	2.88	94,380	Non-indexed promissory note	94,357
December 27, 2004	January 3, 2005	BANCHILE, Corredores de Bolsa S.A.	Ch$	173,537	2.88	173,635	Non-indexed promissory note	173,593
December 27, 2004	January 3, 2005	BANCHILE, Corredores de Bolsa S.A.	Ch$	759,706	2.88	760,132	Non-indexed promissory note	759,950
December 20, 2004	January 3, 2005	BANCHILE, Corredores de Bolsa S.A.	Ch$	1,169	3.12	1,170	Non-indexed promissory note	1,170
December 20, 2004	January 3, 2005	BANCHILE, Corredores de Bolsa S.A.	Ch$	1,670	3.12	1,672	Non-indexed promissory note	1,672
December 20, 2004	January 3, 2005	BANCHILE, Corredores de Bolsa S.A.	Ch$	6,407	3.12	6,415	Non-indexed promissory note	6,413
December 20, 2004	January 3, 2005	BANCHILE, Corredores de Bolsa S.A.	Ch$	12,860	3.12	12,875	Non-indexed promissory note	12,872
December 20, 2004	January 3, 2005	BANCHILE, Corredores de Bolsa S.A.	Ch$	15,214	3.12	15,232	Non-indexed promissory note	15,228
December 20, 2004	January 3, 2005	BANCHILE, Corredores de Bolsa S.A.	Ch$	19,220	3.12	19,244	Non-indexed promissory note	19,239
December 20, 2004	January 3, 2005	BANCHILE, Corredores de Bolsa S.A.	Ch$	137,278	3.12	137,445	Non-indexed promissory note	137,409
December 20, 2004	January 3, 2005	BANCHILE, Corredores de Bolsa S.A.	Ch$	3,950,183	3.12	3,954,974	Non-indexed promissory note	3,953,946
							Total	5,972,167

Note 9 - Other current assets, continued

The detail of securities purchased under resell agreements to resell as of December 31, 2005 is as follows:
			Original	Transaction	Interest	Final		Market
Purchase Date	Maturity Date	Counterpart	currency	amount	rate	value	Description of Instrument	value
				ThCh$	%	ThCh$		ThCh$
December 27, 2005	January 7, 2006	BBVA, Corredores de Bolsa BHIF S.A.	Ch$	2,138	5.52	2,140	Non-indexed promissory note	2,139
December 27, 2005	January 7, 2006	BBVA, Corredores de Bolsa BHIF S.A.	Ch$	2,617	5.52	2,619	Non-indexed promissory note	2,619
December 27, 2005	January 7, 2006	BBVA, Corredores de Bolsa BHIF S.A.	Ch$	2,093	5.52	2,095	Non-indexed promissory note	2,094
December 27, 2005	January 7, 2006	BBVA, Corredores de Bolsa BHIF S.A.	Ch$	2,172	5.52	2,174	Non-indexed promissory note	2,173
December 27, 2005	January 7, 2006	BBVA, Corredores de Bolsa BHIF S.A.	Ch$	31,494	5.52	31,523	Non-indexed promissory note	31,513
December 27, 2005	January 7, 2006	BBVA, Corredores de Bolsa BHIF S.A.	Ch$	1,414	5.52	1,415	Non-indexed promissory note	1,414
December 27, 2005	January 7, 2006	BBVA, Corredores de Bolsa BHIF S.A.	Ch$	606,134	5.52	606,692	Non-indexed promissory note	606,508
December 27, 2005	January 7, 2006	BBVA, Corredores de Bolsa BHIF S.A.	Ch$	51,144	5.52	51,191	Non-indexed promissory note	51,175
December 27, 2005	January 7, 2006	BBVA, Corredores de Bolsa BHIF S.A.	Ch$	100,794	5.52	100,887	Non-indexed promissory note	100,856
December 30, 2005	January 2, 2006	BBVA, Corredores de Bolsa BHIF S.A.	Ch$	677,262	3.6	677,465	Non-indexed promissory note	677,331
December 30, 2005	January 2, 2006	BBVA, Corredores de Bolsa BHIF S.A.	Ch$	2,738	3.6	2,739	Non-indexed promissory note	2,738
December 28, 2005	January 2, 2006	BBVA, Corredores de Bolsa BHIF S.A.	Ch$	104,045	5.4	104,123	Non-indexed promissory note	104,091
December 28, 2005	January 2, 2006	Valores Security S.A. Corredores de Bolsa	Ch$	100,796	5.4	100,872	Non-indexed promissory note	100,842
December 28, 2005	January 2, 2006	Valores Security S.A. Corredores de Bolsa	Ch$	119,513	5.4	119,603	Non-indexed promissory note	119,567
December 28, 2005	January 2, 2006	Valores Security S.A. Corredores de Bolsa	Ch$	140,663	5.4	140,767	Non-indexed promissory note	140,725
December 28, 2005	January 2, 2006	Valores Security S.A. Corredores de Bolsa	Ch$	35,430	5.4	35,457	Non-indexed promissory note	35,446
December 28, 2005	January 2, 2006	Valores Security S.A. Corredores de Bolsa	Ch$	9,652	5.4	9,659	Non-indexed promissory note	9,656
December 28, 2005	January 2, 2006	Valores Security S.A. Corredores de Bolsa	Ch$	66,451	5.4	66,501	Non-indexed promissory note	66,481
December 28, 2005	January 2, 2006	Valores Security S.A. Corredores de Bolsa	Ch$	48,203	5.4	48,240	Non-indexed promissory note	48,225
December 28, 2005	January 2, 2006	Valores Security S.A. Corredores de Bolsa	Ch$	71,368	5.4	71,422	Non-indexed promissory note	71,400
December 28, 2005	January 2, 2006	Valores Security S.A. Corredores de Bolsa	Ch$	27,567	5.4	27,588	Non-indexed promissory note	27,579
December 28, 2005	January 2, 2006	Valores Security S.A. Corredores de Bolsa	Ch$	16,958	5.4	16,971	Non-indexed promissory note	16,966
December 28, 2005	January 2, 2006	Valores Security S.A. Corredores de Bolsa	Ch$	14,101	5.4	14,112	Non-indexed promissory note	14,108
December 28, 2005	January 2, 2006	Valores Security S.A. Corredores de Bolsa	Ch$	45,253	5.4	45,287	Non-indexed promissory note	45,273
December 30, 2005	January 9, 2006	BANCHILE, Corredores de Bolsa S.A.	Ch$	186,000	5.04	186,260	Non-indexed promissory note	186,026
December 28, 2005	January 10, 2006	Banco de Chile S.A.	Ch$	400,800	4.32	401,425	Non-indexed promissory note	400,918
December 30, 2005	January 6, 2006	Banco de Chile S.A.	Ch$	282,000	4.32	282,236	Non-indexed promissory Note	282,034
December 30, 2005	January 6, 2006	Banco Security S.A.	Ch$	45,000	3.96	45,034	Non-indexed promissory Note	45,005
December 30, 2005	January 6, 2006	Banco Security S.A.	Ch$	70,000	3.96	70,054	Non-indexed promissory Note	70,009
							Total	3,264,911

Note 10 - Property, plant and equipment

Property, plant and equipment are presented net of write-downs of ThCh$ 1,591,026 and ThCh$ 1,911,072 as of December 31, 2004 and 2005, respectively, and are summarized as follows:

	As of December 31,
	2004	2005
	ThCh$	ThCh$

Land	10,454,397	10,239,855
Buildings and Infrastructure
Buildings and infrastructure	55,361,282	50,790,008
Accumulated depreciation	(16,766,018)	(17,072,851)
Subtotal buildings and infrastructure, net	38,595,264	33,717,157
Machinery and Equipment
Machinery and equipment	209,338,022	205,943,256
Accumulated depreciation	(130,323,960)	(130,249,767)
Subtotal machinery and equipment, net	79,014,062	75,693,489
Other Property, Plant and Equipment
Leased assets	14,901,965	13,806,546
Furniture and fixtures	5,180,452	4,807,160
Office equipment	5,488,511	6,750,423
Tools and others	2,169,617	2,086,468
Other property, plant and equipment	2,723,898	2,379,478
Accumulated depreciation (1)	(12,818,743)	(12,724,996)
Subtotal other property, plant and equipment, net	17,645,700	17,105,079
Revaluation from technical appraisals
Land	3,184,014	3,002,238
Buildings and infrastructure	9,718,776	7,983,755
Machinery and equipment	2,209,273	2,193,943
Accumulated depreciation	(5,144,953)	(5,071,488)
Subtotal revaluation from technical appraisals, net	9,967,110	8,108,448
Total property, plant and equipment, net	155,676,533	144,864,028

(1) The total accumulated depreciation includes accumulated depreciation of leased assets of ThCh$ 1,287,723 and ThCh$ 1,376,076 as of December 31, 2004 and 2005, respectively.

Depreciation expense is summarized as follows:
	For the year ended December 31,
	2003	2004	2005
Included within the following income statement caption:	ThCh$	ThCh$	ThCh$

Cost of sales	11,147,142	10,619,811	10,606,468
Administrative and selling expenses	610,725	553,385	636,778
Sub total	11,757,867	11,173,196	11,243,246

Non-operating expense	1,912,154	2,232,564	1,335,417
Total	13,670,021	13,405,760	12,578,663

No financing costs were capitalized to property, plant and equipment during 2003, 2004 and 2005. The Company recorded impairment losses related to its property, plant and equipment amounting to ThCh$ 2,306,690, ThCh$ 472,660 and ThCh$ 240,944 during 2003, 2004 and 2005, respectively.

Note 10 - Property, plant and equipment, continued

a) Assets to be disposed of

Property, plant and equipment to be disposed of consist mainly of land and buildings which are not in Madeco's core business. The Company is in the process of disposing those assets normally by sale taking decision about selling based on the real estate market conditions.

As of December 31, 2004 and 2005, the detail of property, plant and equipment held for sale, after adjustments to net realizable value was as follows:
	As of December 31,
	2004	2005
	ThCh$	ThCh$

Land and building at Vicuña Mackenna 2935 - 2858 (Chile)	1,349,906	1,302,999
Land at Vicuña Mackenna 4665 (Chile)	954,664	-
Land and building at Ureta Cox 723 (Chile)	25,757	-
Building Andrés Bello (Chile)	17,219	17,253
Building Vitacura (Chile)	1,002,856	1,004,775
Carampangue 1620 plant (Chile)	814,594	-
Machinery and equipment (Chile)	103,038	-
Land in Lincoln (Santiago, Chile)	49,740	14,803
Other	650,779	573,705
Subtotal current assets (Note 9)	4,968,553	2,913,535

Santa Marta plant (Chile)	1,733,557	1,673,318
Land at Vicuña Mackenna 4665 (Chile)	-	961,128
Land and building at Ureta Cox 723 (Chile)	-	27,757
Land and building at Lomas de Zamora (Argentina)	3,639,874	1,181,704
San Luis plant (Argentina)	237,691	210,950
Land at Via Matoim 902 (Aratú plant) (Brazil)	539,261	1,103,938
Fiber optic machinery and equipment of Optel Ltda. (Brazil)	-	1,965,614
Carampangue 1620 plant (Chile)	-	808,129
Land and building Aisén 244 (Chile)	986,742	-
Other	72,104	549,250
Subtotal non-current assets (Note 13)	7,209,229	8,479,788
Total property, plant and equipment to be disposed of, net	12,177,782	11,393,323

Property, plant and equipment to be disposed of are shown adjusted to reflect their net realizable values. Such allowances (write-downs) amounted to ThCh$ 2,005,038 as of December 31, 2004 and ThCh$ 1,124,091 as of December 31, 2005.

During 2005, the Company restarted the operations of its Lomas de Zamora plant in Argentina that was out of service and classified as held-for-sale before. Consequently, certain assets amounting to ThCh$ 2,048,675 were reclassified from Other assets back to Property, plant and equipment.

During 2005, the assets related to the plant at Vicuña Mackenna Street 4665 and Carampangue Street 1620 (both in Santiago, Chile) were reclassified from current to non-current assets.

Note 10 - Property, plant and equipment, continued

In December 2005, certain inactive property, plant and equipment of the Aratú plant of the subsidiary Ficap amounting to ThCh$ 652,925 were reclassified from Property, plant and equipment to Other non-current assets.

During 2005 the Company acquired the remaining 50% of Optel Ltda. (see Note 11). Assets acquired included among others certain machinery and equipment for manufacturing optic fiber cables amounting to ThCh$ 1,965,614 and that were classified to Other non-current assets.

In March 2005, the subsidiary Indalum S.A. sold its property at Aysén Street 244 for ThCh$ 946,422, generating a gain on sale of ThCh$ 91,467 which was recorded in Other non-operating income.

During the years ended December 31, 2003, 2004 and 2005, the Company recorded charges for impairment (realization values) related to its property, plant and equipment to be disposed of, amounting to ThCh$ 644,339, ThCh$ 407,796 and ThCh$ 242,365, respectively.

b) Leaseback transactions

In connection with the restructuring of its liabilities, on March 30, 2001, the subsidiary Alusa S.A., entered into a sale and leaseback contract for certain assets located in Quilicura (Santiago, Chile) with Corpbanca. The main features of the contract are as follows:

Seller : Alusa S.A.

Purchaser : Corpbanca

Assets involved : Buildings and plant located in Quilicura

Purchase price : UF 414,597

Final value of contract : UF 641,265

Number of installments : 180 months

Contract period : From March 30, 2001 to March 30, 2016

Interest rate : 6.53% semiannual (variable)

Note 11 - Investments in related companies

In 1999, the Company and Corning International Corporation ("Corning") created Ficap Optel Ltda., a joint venture in which the Company initially had a 75% interest and Corning the remaining 25%. This joint venture was established to produce, sell and distribute optical fiber cables. In 2001, the Company modified its Ficap Optel Joint Venture Agreement with Corning. Corning increased its interest in Ficap Optel Ltda. from 25% to 50% by acquiring a 25% interest from the Company. As part of the new Joint Venture arrangement, Ficap Optel Ltda. changed its name to Optel Ltda. and purchased 99.9% of Corning Cable Systems Argentina S.A. that later changed its name to Optel Argentina S.A.

Note 11 - Investments in related companies, continued

In 2002 the Company filed an arbitration claim with American Arbitration Association in New York against Corning, based on allegations that Corning had attempted to unjustifiably terminate the joint venture agreement. In turn, Corning filed a counterclaim against the Company.

In November 2003, the arbitration suit was resolved against Madeco and the Joint Venture Agreement was declared lawfully terminated. As a result of the termination of the Joint Venture Agreement, among others, the Company lost certain rights regarding the appointment of Optel Ltda.'s management and the Company was required to initiate the liquidation of Optel Ltda. as demanded by Corning.

Consequently, the Company deconsolidated Optel Ltda. as of the date of arbitration and also recorded in December 2003 a provision for impairment of ThCh$ 5,221,877 for its entire equity participation in Optel Ltda. and the expected costs related to the litigation with Corning and the forced liquidation of Optel Ltda.

On March 31, 2005, Madeco S.A., through its indirect subsidiary Madeco Brasil Ltda., signed an agreement with Corning whereby it acquired, for a nominal price of one Brazilian Real, the 50% holding of Corning Inc. in Optel Ltda., thus resolving the effects of the arbitration sentence given by American Arbitration Association.

As a result, since April 1, 2005 Optel Ltda. has been included in the consolidated financial statements of Madeco S.A.

The participation owned and carrying values of investments in related companies as of December 31, 2004 and 2005 are as follows:
	Percentage owned		As of December 31,
	2004	2005	2004	2005
	%	%	ThCh$	ThCh$
Related company
Peruplast S.A.	25.00%	25.00%	3,799,278	3,578,468
Tech Pak S.A.	25.61%	25.61%	2,604,450	2,370,390
Colada Continua Chilena S.A.	41.00%	41.00%	1,480,087	1,480,894
Cobrecon Peru S.A.	33.33%	33.33%	682,782	631,076
Total			8,566,597	8,060,828

Note 11 - Investments in related companies, continued

The Company's equity participation in the net income (loss) of the investees is as follows:
	For the years ended December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$
Related company
Proportional share in equity of net income:
Peruplast S.A.	40,838	-	199,037
Tech Pak S.A.	-	20,171	56,121
Colada Continua Chilena S.A.	-	426	808
Cobrecon Peru S.A.	-	-	25,108
Subtotal	40,838	20,597	281,074
Proportional share in equity of net loss:	-	-	-
Peruplast S.A.	-	(21,801)	-
Tech Pak S.A.	(51,848)	-	-
Colada Continua Chilena S.A.	(20,406)	-	-
Cobrecon Peru S.A.	(2,173)	(22,637)	-
Subtotal	(74,427)	(44,438)	-
Total	(33,589)	(23,841)	281,074

Note 12 - Goodwill and Negative goodwill

a) Goodwill as of December 31, 2004 and 2005 and related amortization charges in the years ended December 31, 2003, 2004 and 2005 are as follows:
	Amortization for the year ended December 31,			Net Balance as of December 31,
Company	2003	2004	2005	2004	2005
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Alumco S.A.	85,691	85,695	85,692	867,091	781,399
Alupack S.A. (1).	5,861	5,861	10,452	52,261	41,809
Ficap S.A.	1,627,180	1,490,179	1,322,530	18,875,599	15,429,517
Indeco S.A.	167,233	153,151	135,924	2,020,647	1,657,367
Peruplast S.A.	20,745	18,998	16,861	213,731	172,824
Tech Pak S.A.	10,462	9,583	8,505	107,803	87,171
Vigaflex S.A.(1)	40,675	40,674	79,993	399,965	319,973
Total	1,957,847	1,804,141	1,659,957	22,537,097	18,490,060

  Effective January 1, 2005, the amortization period of goodwill was changed from 10 to 5 years. The change resulted in an additional charge to income of ThCh$ 43,910 for the year ended December 31, 2005. All other amortization periods remained unchanged and amount to 20 years.

Note 12 - Goodwill and Negative goodwill, continued

b) Negative goodwill as of December 31, 2004 and 2005 and related amortization in the years ended December 31, 2003, 2004 and 2005 are as follows:
	Amortization for the year ended December 31,			Net Balance as of December 31,
Company	2003	2004	2005	2004	2005
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Optel Brasil Ltda.	-	-	19,098	-	490,183
Emaplast S.A.	59,434	-	-	-	-
Total	59,434	-	19,098	-	490,183

Note 13 - Other non-current assets

Other non-current assets are summarized as follows:
	As of December 31,
	2004	2005
	ThCh$	ThCh$

Recoverable tax incentives in Argentina (1)	497,607	337,014
Discount on bond issuance	915,156	762,663
Property, plant and equipment to be disposed of (held-for-sale), net (2)	7,209,229	8,479,788
Lawsuit deposits	463,220	788,556
Recoverable VAT in Argentina	311,719	219,707
Inventories, net (3)	269,987	293,694
Other ....	88,485	226,633
Total other non-current assets	9,755,403	11,108,055

  These amounts are presented net of an allowance for doubtful accounts of ThCh$ 1,638,716 as of December 31, 2005 (ThCh$ 1,374,678 as of December 31, 2004).

  These amounts are presented net of realization adjustments of ThCh$ 4,806,992 as of December 31, 2005 (ThCh$ 5,006,567 as of December 31, 2004).

  These inventories have a rotation of more than one year and are presented at net realizable values.

Note 14 - Short-term bank loans

a) Short-term bank loans are summarized as follows:
	As of December 31,
	2004	2005
	ThCh$	ThCh$
Payable in:
Chilean pesos	1,288,022	5,669,895
United States dollars	11,166,614	13,034,052
Loans in Euros	-	77,449
Other foreign currencies	5,789,755	5,647,324
Total short-term bank loans	18,244,391	24,428,720
Total outstanding principal	18,048,126	20,189,596

	As of December 31,
	2004	2005
	%	%

Year-end weighted average interest rates:
Loans in Chilean pesos	3.86	6.78
Loans in United States dollars	4.08	5.26
Loans in Euros	-	3.22
Loans in other foreign currencies	21.19	14.02
Weighted average annual interest rate %	9.42	6.33

b) Current portion of long-term liabilities is summarized as follows:
	As of December 31,
	2004	2005
	ThCh$	ThCh$

Payable in:
Chilean pesos	267,729	283,348
Inflation-linked units (UF)	3,234,488	2,197,407
United States dollars	495,828	33,408
Other foreign currencies	1,062,641	-
Total current portion of long-term bank loans	5,060,686	2,514,163
Total outstanding principal	4,335,635	2,440,884
Average annual interest rate %	6.16	7.20

Note 15 - Accrued liabilities and provisions

a) Current accrued liabilities and provisions are as follows:
	As of December 31,
	2004	2005
	ThCh$	ThCh$

Accrued employee vacation expenses	1,625,240	1,684,331
Provisions for pending lawsuits (1)	1,572,878	-
Remuneration and consulting services	1,062,990	1,453,230
Staff severance indemnities	999,745	959,032
Project expenses, suppliers and other	889,796	473,470
Municipal taxes and others	577,566	842,447
Freight	465,896	319,153
Provisions for the liquidation of Optel Brazil	445,695	-
Electricity consumed and other basic services	354,669	805,247
Import and export costs	156,366	136,073
Legal fees	26,781	-
Lawsuits pending (Argentina)	-	267,155
Others	513,418	231,164
Total current accrued liabilities and provisions	8,691,040	7,171,302

b) Long-term accrued liabilities and provisions are as follows:
	As of December 31,
	2004	2005
	ThCh$	ThCh$

Staff severance indemnities	942,887	866,013
Provisions for pending lawsuits (1)	1,661,791	1,559,720
Municipal taxes and others	411,005	615,578
Customs obligations	-	865,892
Other	188,886	53,388
Total long-term accrued liabilities and provisions	3,204,569	3,960,591

  This item includes mainly provision for pending lawsuits and unpaid settlements with current and former employees. Part of this obligation that relates to current employees will be paid at their retirement, while semi-annual payments were made to satisfy former employees. The fourth and final payment to former employees was made during 2005. The long-term liability related to current employees is stated at present value applying an annual discount rate of 7% and considering the years remaining to retirement dates.

Note 16 - Staff severance indemnities

Staff severance indemnities are presented as described in Note 2 o) and are summarized as follow:

	As of December 31,
	2004	2005
	ThCh$	ThCh$

Balance at the beginning of period	1,803,760	1,942,632
Price-level restatement	(13,086)	44,806
Provisions established	1,376,495	1,850,006
Payments during the period	(1,224,537)	(2,012,399)
Balance at the period-end	1,942,632	1,825,045

Presented in balance sheet in:
Current liabilities - accrued liabilities and provisions	999,745	959,032
Long-term liabilities - accrued liabilities and provisions	942,887	866,013
Total	1,942,632	1,825,045

Note 17 - Long-term debt and bonds payable

a) Long-term liabilities with banks and financial institutions as of December 31, 2004 and 2005 are as follows:
		Average					Total	Total
Bank	Currency or	annual	More than 1	More than 2	More than 3	More than	as of December	as of December
or financial institution	indexation	interest rate	up to 2 years	up to 3 years	up to 5 years	5 years	31, 2005	31, 2004
		%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Banks in Chile
Banco Estado de Chile	Indexed Chilean Pesos	7.33	269,622	877,073	506,742	-	1,653,437	7,857,196
Citibank	Indexed Chilean Pesos		-	-	-	-	-	6,036,827
CorpBanca	US dollars		-	-	-	-	-	2,760,723
CorpBanca	Indexed Chilean Pesos		-	-	-	-	-	847,956
Banco de Crédito e Inversiones	Indexed Chilean Pesos	7.11	231,388	231,388	115,694	-	578,470	9,560,104
BICE	Indexed Chilean Pesos		-	-	-	-	-	3,521,480
Bank Boston	US dollars		-	-	-	-	-	4,378,578
Banco de Chile	Indexed Chilean Pesos	7.40	1,146,694	539,244	347,082	-	2,033,020	6,888,044
Banco del Desarrollo	Indexed Chilean Pesos		-	-	-	-	-	3,521,480
Dresdner Banque	Indexed Chilean Pesos		-	-	-	-	-	1,360,577
Bank of America	US dollars		-	-	-	-	-	2,151,208
Banco Santander Chile	Indexed Chilean Pesos		-	-	-	-	-	7,255,625
Scotiabank	US dollars		-	-	-	-	-	2,509,747
Banco Security	Chilean Pesos	6.02	749,542	-	-	-	749,542	1,036,562
Banco Security	Indexed Chilean Pesos	4.76	1,128,159	1,128,159	3,011,207	-	5,267,525	1,727,764

Banks in Argentina:
Bank Boston	US dollars	6.16	3,331,250	-	-	-	3,331,250	3,753,532

Banks in Brazil:
Banco Itaú	Other currency	19.37	-	5,885,348	-	-	5,885,348	-
Itaú Finame	Other currency	20.75	963,665	-	-	-	963,665	-
ABN AMRO Bank	Other currency	20.5	1,447,093	-	-	-	1,447,093	-
Sudameris	US dollars	4.45	516,808	-	-	-	516,808	-
Unibanco	US dollars	1.00	1,015,898	-	-	-	1,015,898	-
Unibanco	Other currency	22.55	1,176,272	-	-	-	1,176,272	-

Banks in other countries:
BankBoston - Cayman Islands	US dollars	-	-	-	-	-	-	2,689,011

Total			11,976,391	8,661,212	3,980,725	-	24,618,328	67,856,414

Note 17 - Long-term debt and bonds payable, continued

b) Bonds have been issued and are payable by the following Group companies:
	As of December 31,
	2004	2005
	ThCh$	ThCh$
Company
Madeco	32,385,874	28,462,633
Total	32,385,874	28,462,633
Less: Current portion	(4,059,239)	(4,254,251)
Long-term portion	28,326,635	24,208,382

Madeco S.A. issued the bonds in December 2004 under the following terms:

Amount issued : UF 1,800,000 composed of 360 Series D bonds of UF 5,000 each.

Term : Seven years.

Principal amortization : Fourteen semi-annual installments from June 10, 2005.

Interest rate : 5.00% real annual rate calculated and paid semi-annually on the outstanding UF-denominated principal.

The scheduled principal payments on long-term debt and bonds payable at December 31, 2005 are summarized as follows:
As of December 31,
2005
ThCh$
Principal payments during the fiscal years ending December 31,
2006	7,178,232
2007	17,586,111
2008	13,716,553
2009	7,305,551
2010	7,567,135
2011 and thereafter	8,775,873
Total	62,129,455

Note 18 - Miscellaneous payables

Miscellaneous long-term payables as of December 31, 2004 and 2005 are summarized as follows:

	As of December 31,
	2004	2005
	ThCh$	ThCh$

Customs duty	26,101	-
Capital lease obligations	6,153,919	5,532,453
Total	6,180,020	5,532,453

Note 19 - Income taxes and other taxes

a) Net recoverable taxes are summarized as follows:

	As of December 31,
	2004	2005
ThCh$		ThCh$

Income taxes payable	(2,031,326)	(3,077,290)
Monthly income tax payments	1,153,663	1,334,133
Other credits against income taxes	4,208,110	7,789,786
Other recoverable taxes (1)	278,922	196,116
Recoverable income taxes, net	3,609,369	6,242,745

  The balance of other recoverable taxes is shown net of a allowance for unrecoverable taxes in Uruguay and Argentina for ThCh$ 298,099 as of December 31, 2005 (ThCh$ 307,112 as of December 31, 2004).

b) The net income tax charge to the consolidated statement of income for each year is summarized as follows:
	For the year ended December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Current year provision for income tax	(683,408)	(1,992,504)	(3,032,664)
Income tax from previous year	14,525	(50,969)	1,524,570
Deferred income tax	(107,883)	(1,718,025)	(1,834,931)
Tax benefit from (use of) tax loss carry forwards	7,227,729	4,930,676	2,579,224
Amortization of complementary accounts	205,336	2,278,669	954,309
Valuation allowance on deferred tax assets	(8,272,440)	(4,507,127)	(1,930,932)
Other	(74,841)	(538,487)	273,664
Net income tax expense	(1,690,982)	(1,597,767)	(1,466,780)

The income tax provision has been determined based on current tax laws in each country in which the Company operates.

Note 19 - Income taxes and other taxes, continued

c) Deferred income taxes
	As of December 31,
	Current portion		Long-term portion
Timing differences	2004	2005	2004	2005
	ThCh$	ThCh$	ThCh$	ThCh$

Accrued vacation expense	113,875	122,663	-	11,177
Unearned revenues	-	10,013	-	-
Allowance for doubtful accounts	522,708	370,607	1,026,261	788,238
Allowance for obsolescence of inventories	525,331	644,268	187,020	91,386
Property, plant and equipment held for sale	184,413	28,557	56,574	41,515
Write-downs of property, plant and equipment	-	20,469	311,344	188,981
Impairment of investment in Brazil	8,172,660	6,943,427	-	-
Allowances for other current and long-term receivables	-	575,198	1,113,511	405,051
Adjustment to realization value of property, plant and equipment	-	-	64,713	54,607
Deferred foreign currency exchange differences	-	303,265	527,116	140,786
Other provisions	752,808	404,533	749,605	609,314
Property, plant and equipment in leasing	-	-	(3,213,187)	(3,324,704)
Accelerated depreciation of property, plant and equipment	-	-	(4,128,690)	(3,305,824)
Staff severance indemnities	-	-	(565,062)	(537,728)
Production costs	(502,641)	(511,547)	-	-
Negotiation of bonds	(36,134)	(14,547)	(1,057)	-
Bond issuance costs	-	-	(181,749)	(155,873)
Other	(12,905)	(2,274)	(134,551)	(143,489)
Subtotal	9,720,115	8,894,632	(4,188,152)	(5,136,563)
Complementary accounts, net of amortization	-	-	3,010,235	4,062,489
Valuation allowance	(10,796,140)	(9,041,987)	(19,146,821)	(21,448,718)
Tax loss carry forwards	3,680,575	3,473,741	20,637,338	22,175,204
Total deferred income taxes, net	2,604,550	3,326,386	312,600	(347,588)

Note 20 - Shareholders' equity

a) The changes in Shareholders' equity during each of the years 2003, 2004 and 2005 in historical Chilean pesos are summarized as follows:

			Reserves
	Number of shares	Paid in capital	Contributed Surplus	Other Reserves	Cumulative Translation Adjustment	Accumulated Deficit	Net (loss) Income for the year	Total

Balances as of January 1, 2003	405,511,028	119,731,402	5,925,939	9,170,758	41,983,793	(37,414,399)	(40,165,867)	99,231,626
Allocation of 2002 net loss	-	-	-	-	-	(40,165,867)	40,165,867	-
Capital increase	3,714,577,380	66,862,392	28,251,570	-	-	-	-	95,113,962
Share issuance expenses	-	-	(882,608)	-	-	-	-	(882,608)
Price-level restatement of equity accounts	-	1,373,332	111,218	91,707	419,839	(775,800)	-	1,220,296
Cumulative translation adjustments, net	-	-	-	-	(30,379,930)	-	-	(30,379,930)
Net loss for the year	-	-	-	-	-	-	(16,734,324)	(16,734,324)
Balances as of December 31, 2003	4,120,088,408	187,967,126	33,406,119	9,262,465	12,023,702	(78,356,066)	(16,734,324)	147,569,022
Restatement of December 31, 2003 balances to December 31, 2005 constant pesos	-	199,602,291	35,473,958	9,835,810	12,767,968	(83,206,307)	(17,770,179)	156,703,541
Balances as of January 1, 2004	4,120,088,408	187,967,126	33,406,119	9,262,465	12,023,702	(78,356,066)	(16,734,324)	147,569,022
Allocation of 2003 net loss	-	-	-	-	-	(16,734,324)	16,734,324	-
Capital increase	321,104,479	5,779,880	4,288,892	-	-	-	-	10,068,772
Share issuance expenses	-	-	(113,944)	-	-	-	-	(113,944)
Price-level restatement of equity accounts	-	4,745,587	877,601	231,563	300,591	(2,377,260)	-	3,778,082
Cumulative translation adjustments, net	-	-	-	-	(11,301,761)	-	-	(11,301,761)
Net income for the year	-	-	-	-	-	-	8,512,367	8,512,367
Balances as of December 31, 2004	4,441,192,887	198,492,593	38,458,668	9,494,028	1,022,532	(97,467,650)	8,512,367	158,512,538
Restatement of December 31, 2004 balances to December 31, 2005 constant pesos	-	205,638,326	39,843,179	9,835,813	1,059,343	(100,976,484)	8,818,812	164,218,989
Balances as of January 1, 2005	4,441,192,887	198,492,593	38,458,668	9,494,028	1,022,532	(97,467,650)	8,512,367	158,512,538
Allocation of 2004 net income	-	-	-	-	-	8,512,367	(8,512,367)	-
Capital increase	907,197,242	44,017,210	-	-	-	-	-	44,017,210
Share issuance expenses	-	-	(774,759)	-	-	-	-	(774,759)
Stock options issued	-	-	-	263,500	-	-	-	263,500
Reclassification of capital increase year	-	(195,111)	195,111	-	-	-	-	-
Price-level restatement of equity accounts	-	7,057,699	1,386,063	341,785	36,810	(3,202,389)	-	5,619,968
Cumulative translation adjustments, net	-	-	-	-	(14,272,719)	-	-	(14,272,719)
Net income for the year	-	-	-	-	-	-	12,014,323	12,014,323
Balances as of December 31, 2005	5,348,390,129	249,372,391	39,265,083	10,099,313	(13,213,377)	(92,157,672)	12,014,323	205,380,061

Note 20 - Shareholders' equity, continued

b) Dividends

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

c) Cumulative translation adjustment

Certain US dollar-denominated obligations are designated as economic hedges covering the exposure of foreign investments as permitted by Technical Bulletin No. 64. The exchange differences that relate to such obligations are charged directly against Shareholders' equity to the Cumulative translation adjustment account. The detail of the cumulative translation adjustment for foreign currency gains and losses on liabilities and net investments measured in currencies other than the Chilean peso as of December 31, of each year are as follows:
	(Charges) / credits for the year ended December 31,			Balance as of December 31,
Item	2003	2004	2005	2004	2005
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Alusa S.A.	(3,478,017)	(1,373,904)	(1,715,559)	(976,640)	(2,692,199)
Comercial Madeco S.A. (Argentina).	(6,190)	(108,980)	(132,134)	(112,365)	(244,499)
Indeco S.A. (Peru).	(4,280,869)	(1,545,068)	(2,177,240)	488,215	(1,689,025)
Metalúrgica e Industrial S.A. (Argentina).	(449,746)	(660,613)	(409,847)	10,642,283	10,232,436
Metal Overseas S.A. (Cayman Islands).	(19,654,916)	(7,028,124)	(8,536,511)	8,235,623	(300,888)
Indalum S.A.	-	-	(164,479)	166,402	1,923
Decker-Indelqui S.A. (Argentina)	(4,423,167)	(1,039,302)	(1,058,505)	272,547	(785,958)
Indeco S.A. goodwill (Peru).	(564,815)	(199,851)	(227,327)	136,960	(90,367)
Exchange gain (loss) on debt .	597,273	247,218	148,883	(17,793,682)	(17,644,800)
Total	(32,260,447)	(11,708,624)	(14,272,719)	1,059,343	(13,213,377)

d) Capital increases

  As part of the capital increase process, approved by the Extraordinary Shareholders' Meeting held on November 14, 2002 and exercised on February 18, 2003; 2,292,973,778 shares were subscribed and paid at an average of Ch$ 24 per share, recording a capital increase of ThCh$ 55,031,370.

  On June 6, 2003, 264,800,000 shares were subscribed and paid for a total of ThCh$ 7,680,072 at a value of Ch$ 29 per share.

(3) On August 20, 2003, 1,156,803,602 shares were subscribed and paid for a total of ThCh$ 32,402,520 at a value of Ch$ 28 per share.

Note 20 - Shareholders' equity, continued

d) Capital increases, continued

(4) On July 1, 2004, 138,956,755 shares were subscribed and paid for a total of ThCh$ 5,697,227 at a value of Ch$ 41 per share.

(5) On October 29, 2004 the share subscription option held by certain executives for 182,147,724 shares value of Ch$ 24 per share was exercised, recording a capital increase of ThCh$ 4,371,545.

(6) On November 25, 2005 907,197,242 shares were subscribed and paid for a total of ThCh$ 44,017,210 at a value of Ch$ 48.52 per share.

e) Contributed surplus

The detail of contributed surplus in historic values is as follows:
	For years ended December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Issuance of shares registered under the number 679 of the SVS	28,251,570	3,196,005	-
Issuance of shares registered under the number 684 of the SVS	-	1,092,887	-
Issuance of shares in 2005	-	-	195,111
Share issuance costs (Note 2 u))	(882,608)	(113,944)	(774,759)
Total	27,368,962	4,174,948	(579,648)

f) Stock options for the compensation plans

At the Extraordinary Shareholders' Meeting of Madeco S.A., held on November 14, 2002, a stock-based compensation plan was agreed upon for the Company's executives and, accordingly, 493,334,000 shares were allocated to a capital increase for that purpose.

On April 3, 2003, at an Extraordinary Board of Directors meeting, it was agreed to grant executives an option to subscribe a total of 182,147,724 shares at a price per share of Ch$ 24 exercisable between October and November 2004. The share issuance destined to the stock-based compensation plans was recorded in the securities registry on April 24, 2004 under Number 684.

On October 29, 2004, the executives exercised the portion to subscribe 182,147,724 shares at the price of Ch$ 24 per share, which was paid with their own resources on that same date. In accordance with the accounting criteria described in Note 2 v) the corresponding capital increase of ThCh$ 4,371,545 was recognized in the financial statement.

At an Extraordinary Shareholders' Meeting held on December 22, 2004, it was agreed to modify the placement value of remaining 311,186,276 allocated shares, setting a price of Ch$ 60 per share.

Note 20 - Shareholders' equity, continued

f) Stock options for the compensation plans, continued

On January 25, 2005, the Board of Directors granted a group of executives an option to subscribe for a total of 130,000,000 shares of the total shares issued for this purpose at a price of Ch$ 60 per share. This was formalized on May 20, 2005 through the signing of share subscription contracts which include the following terms:

- The first share subscription could have been exercised between September 30 and November 30, 2005.

- The second share subscription may have been exercised between September 30 and November 30, 2006.

- The beneficiary must have been an employee of Madeco on the date the right to exercise the option begins, i.e. September 30, 2005 and 2006 respectively.

- The option was transferable only between September 30 and November 30, 2005 and 2006 (the periods for exercising the respective options).

- Should the controller sell a third of its control of Madeco, the beneficiaries had the right to exercise the option within 60 days of the sale date.

- In the event of the death of the beneficiary prior to September 30, 2005, the right to subscribe would have been extinguished should the death have occurred after October 1, 2005, the heirs would have had the option to subscribe and pay for the respective shares within 6 months of the date of death.

- The option could have been exercised for all or part of the shares and must be paid for in cash.

- While the shares remain un-subscribed, they grant no economic or voting rights in the company and would not have been considered for quorum purposes at shareholders' meetings.

Theses options were recorded at the date of grant at their fair value of ThCh$ 263,500 determined using the Black-Scholes-Merton model. Volatility was estimated using historical data as it was not possible to estimate empirically in the absence of a market for these options. The fair value determined was to be amortized on a straight line basis as a charge to remunerations cost and credit to Other reserves in Shareholders' equity over the period between the granting of the options and the date that these became vested.

On August 31, 2005, the share subscription contracts signed on May 20, 2005 between Madeco S.A. and its executives were cancelled. The unamortized amount of the stock options was fully charged to income for the year.

Note 21 - Foreign currency, UF indexed and CPI restated assets and liabilities

Balances denominated or measured in foreign currencies (principally US dollars) at December 31, 2004 and 2005 are included in these financial statements in thousands of Chilean pesos equivalents as follows:

	As of December 31,
	2004	2005
ThCh$		ThCh$
Assets
Cash and time deposits	6,541,199	3,984,089
Accounts receivable, net	35,855,167	42,952,795
Inventories, net	31,492,907	33,471,736
Other current assets	4,670,141	4,559,652
Property, plant and equipment and other non-monetary assets	113,952,610	102,650,171
Other monetary assets	456,787	305,078
Total assets	192,968,811	187,923,521
Liabilities
Short-term bank loans and current portion of long-term liabilities	18,516,820	18,794,138
Accounts and notes payable	17,693,023	12,624,463
Other current liabilities	5,761,872	7,536,957
Long-term debt	19,280,006	15,169,430
Other long-term liabilities	1,345,596	2,455,485
Total liabilities	62,597,317	56,580,473
Net asset position	130,371,494	131,343,048

The inventories, property, plant and equipment and other non-monetary asset balances presented above relate to assets of foreign investments for which the financial statements are translated to US dollars in accordance with Technical Bulletin No. 64 as described in Note 2 s). Accordingly, from an accounting perspective only, there is an exposure to changes in the exchange rate between the US dollar and the Chilean peso.

Balances denominated in UFs or indexed based on variations in Chilean CPI are included in the financial statements as follows:
	As of December 31,
	2004	2005
ThCh$		ThCh$
Assets
Time deposits and marketable securities	821,581	542,027
Accounts receivable, net	21,965,590	19,903,295
Inventories, net	41,805,852	40,821,325
Other current assets	13,550,895	12,687,455
Property, plant and equipment and other non-monetary assets	83,795,244	82,417,835
Other assets	347,067	42,224
Total assets	162,286,229	156,414,161
Liabilities
Short-term bank loans and current portion of long-term liabilities	5,726,411	8,558,563
Bonds payable	4,059,239	4,254,251
Accounts and notes payable	7,904,990	13,849,476
Other current liabilities	6,241,254	3,873,549
Long-term debt	91,943,770	39,781,793
Other long-term liabilities	1,858,973	1,852,694
Total liabilities	117,734,637	72,170,326
Net asset position in UF or indexed to Chilean CPI	44,551,592	84,243,835

Note 22 - Commitments and contingencies

The Company and its subsidiaries are party to various lawsuits arising in the ordinary course of its business. Management and its legal advisers consider it unlikely that any losses associated with the pending lawsuits described below will significantly affect the Company or it subsidiaries' results of operations, financial position and cash flows, although no assurance can be given to such effect.

Madeco S.A.

a) Debt covenants

Madeco S.A. is subject to certain financial covenants and restrictions as of December 31, 2005, the most restrictive of which are the following:

a.1) Bonds Series D:

The Company is obliged to:

  Maintain a current ratio of greater than 1.0.

  Maintain minimum shareholders' equity equivalent to UF 7 million.

  Maintain debt to equity ratio (third-party liabilities/Shareholder's equity plus Minority interest) may not exceed 1.8.

  Unencumbered assets to be at least 1.2 times the total amount of bonds outstanding.

  Quiñenco S.A. has to remain as the controller of Madeco S.A., with a direct or indirect shareholding of at least 40%, in accordance with clause 97 of the Capital Markets Law, notwithstanding that Quiñenco S.A. must at all times directly hold at least 35% of the shares.

a.2) Bank loans:

On September 5, 2005, the Company prepaid the whole outstanding amount of the debt resulting from loan restructuring agreements signed with financing banks on December 18, 2002. The Company obtained the funds necessary to repay the debt based on a short-term loan agreement with Banco Bilbao Vizcaya Argentaria, Chile. In accordance with that loan agreement the Company is obliged to:

- Maintain its ownership of the following subsidiaries and their respective essential assets: Alusa S.A., Indalum S.A., Ficap S.A. and Indeco S.A.

- Grant an exclusive mandate to Banco Bilbao Vizcaya Argentaria, Chile, to structure the refinancing of the loan on market conditions should it not be possible to repay the bridge financing on maturity, i.e. June 30, 2006.

The Company is also not allowed to:

- Sign liquidation, dissolution or division agreements without the prior consent of the Bank.

- Change the nature of its principal business line.

- Give present or future creditors collateral that impairs the Bank's position with respect to those creditors.

On December 5, 2005, the Company repaid part of the loan due to Banco Bilbao Vizcaya Argentaria and the remaining debt was redenominated from UF to Ch$. The total amount outstanding at December 31, 2005 is ThCh$ 7,932,485.

Note 22 - Commitments and contingencies, continued

b) Tax contingencies

At December 31, 2005, Madeco S.A. has received settlements from the Chilean Internal Revenue Service (SII) for the tax years 2001, 2002 and 2003 concerning income tax differences, reimbursement of income and special Clause 21 tax for a total of ThCh$ 3,331,253 (amount of the tax).

The Company's management, in accordance with the time periods for lodging appeals, has begun the first instance administrative appeal procedures, together with its lawyers, before the Tax Tribunal, as the settlements are considered to be inappropriate.

The Company is also requesting the refund of ThCh$ 1,613,597 with respect to the fiscal year 2004, relating to a remaining balance withheld by the Chilean Internal Revenue Service of ThCh$ 3,038,789 originally requested, for the absorption of accumulated tax losses.

Metal Overseas and Subsidiaries

There is a pending lawsuit in Brazil brought by the State Secretary of Finance (Rio de Janeiro) against the previous owner of Ficap S.A., dating from before the time that Madeco S.A. bought the company in 1997. The total claim amounts to approximately ThBR$ 6,950 as of December 31, 2005. Madeco S.A. has personal guarantees from the previous owner of Ficap S.A. to indemnify the Company should the Brazilian subsidiary be affected by such legal actions.

In 2002 Madeco S.A. and its subsidiary Madeco Brasil Ltda. filed an arbitration claim in New York City before the American Arbitration Association, against Corning International Corporation ("Corning Inc.") based on the allegation that Corning Inc. had tried to terminate its joint venture agreements with Madeco relating to Optel Ltda. ("Optel"), a Brazilian company in which Corning Inc. and Madeco Brasil Ltda. were joint owners. Corning, in turn, made a counter-claim against Madeco seeking, among other things, that Corning be allowed to terminate its agreements with Madeco.

Madeco was notified of the tribunal's judgment in 2003 which, inter alia, declared that the investment agreement, signed between the parties on June 12, 1999 and its amendments, be terminated. This meant that Madeco S.A. lost the right of administration over Optel and its put option to sell its shares in Optel Ltda. (Brazil) to Corning Inc. at a price of US$ 18 million.

As of December 31, 2003, Madeco through its subsidiary Metal Overseas S.A., recognized allowance for total of its 50% holding in Optel and provisions for other expenses, expected to be incurred as a result of the unfavorable judgment given.

As described in Note 11, on March 31, 2005, Madeco through its indirect subsidiary Madeco Brasil Ltda., signed an agreement with Corning Inc. whereby it acquired, for a nominal price of one Brazilian real, the 50% holding of Corning Inc. in Optel, thus settling the effects of the arbitration decision in New York, before the American Arbitration Association. On the same date, an agreement was also signed with the two principal creditor banks of Optel extinguishing all its debts, equivalent to US$ 7.3 million, through the payment of a total of US$ 2 million.

Note 22 - Commitments and contingencies, continued

Indalum S.A.

a) Debt covenants

Following negotiations with financing banks: Banco de Chile (a related party), Banco Crédito Inversiones, Banco del Estado and Banco Security, on December 29, 2003 Indalum S.A. is obliged to comply with the following restrictions until December 26, 2010 in relation to its bank debt:

  Maintain at June 30 and December 31 each year the following financial limitations (on the basis of the consolidated financial statements): (i) a debt ratio or leverage of no more than 1.2.and (ii) a minimum restated capital of the equivalent of UF 1,630,000.

  Maintain ownership of the property, plant and equipment necessary for the normal development of its business and maintain its ownership of the subsidiary Alumco S.A.

  Not to grant pledges, mortgages or any kind of encumbrance or right over any of the property, plant and equipment of Indalum S.A. or its subsidiaries, except for those granted over goods acquired in the future to cover their financing.

  Not to give any personal guarantees to cover any obligation, debt, liability or commitment of a person or entity other than Indalum S.A. or its subsidiary companies, without the prior written consent of the creditors.

  Not to pay or distribute dividends exceeding 30% of the net income for each year, except with the prior written consent of the creditors.

  Not to grant direct financing to third parties outside the line of business. Trade accounts receivables of Indalum S.A. due from its customers are not included in the direct financing concept, nor loans to the executives and personnel of Indalum S.A. or its subsidiaries.

  In the event of the disposal of properties located at Avenida Vitacura 2736, Office 301, Santiago, Chile and at Santa Marta Street 1313, Maipú, Santiago, Chile Indalum S.A. must use the proceeds from sale of these properties to the pro rata prepayment of the balance of the restructured obligations. For this calculation, the principal outstanding on loans due to Madeco S.A. at the date of the sale is to be added to the obligations restructured. For this last purpose, the sum that Madeco S.A. has lent and which, at December 31, 2005 amounts to ThCh$ 873,951, shall be considered as financial debt.

  To pay the financial loan currently owed to Madeco S.A., provided Indalum S.A. is in compliance with the terms of all the loans owed to banks and has fulfilled its all obligations and negative covenants assumed under the contract, or should the proceeds come from the sale of the previously indicated real estate.

  Madeco S.A. must have direct or indirect control over the ownership of Indalum S.A. during the term of the contract, or have at least a 50.1% shareholding.

As of December 31, 2005, Indalum S.A. had fully complied with all the mentioned restrictions.

b) Tax contingencies

At December 31, 2005, the subsidiary Ingewall S.A. is involved in a lawsuit with the Chilean Internal Revenue Service concerning VAT refunds for the periods from July to December 1999, and February and August 2001. Net amounts of claims based on the first instance court's sentence amount to ThCh$ 261,288.

Note 22 - Commitments and contingencies, continued

Alusa S.A.

a) Debt covenants

a.1) Syndicated loan from Banco de Chile (a related party) and Banco Estado for UF 300,000.

As a condition of the loan, Alusa S.A. must comply with the following covenants:

- Maintain the following financial indicators in its individual and consolidated financial statements: leverage, whereby total liabilities must not exceed 0.75 times equity, equity being defined as equity net of intangible assets and technical appraisals of assets.

- Maintain a minimum Shareholders' equity amounting to UF 1,765,000.

- In the event of the disposal of the properties at Avenida Vicuña Mackenna 2935 and 2585, Santiago, Chile Alusa S.A. must use at least 35% of the sale proceeds to prepay the banks participating in the syndicated loan on a pro rata basis.

- Not to constitute liens over its assets or personal guarantees in favor of other creditors than the participating banks without their prior written consent unless those guarantees are also granted in favor of the participating banks on the same conditions and equal degree of preference as the remaining creditors. Excluded from this prohibition are real guarantees that Alusa S.A. may constitute over assets acquired in the future in order to finance their acquisition.

- Not to maintain accounts receivable with its Argentine subsidiary, Aluflex S.A. corresponding to transactions outside entities' line of business, except with the prior written consent of the participating banks. The trading accounts receivable with its subsidiary Aluflex S.A. may not be for total amounts exceeding US$ 600,000 without the prior written consent of the participating banks.

At December 31, 2005, the Company met all these covenants.

a.2) Export advances, Banco Security for UF 163,000.

Alusa S.A. should comply with the following: Madeco S.A. should be the direct or indirect holder of at least 50.1% of the share capital with voting rights of Alusa S.A. during the term of the credit facility.

b) Tax contingencies

At December 31, 2005, Alusa S.A. has received two settlements for income taxes for the years 2001 and 2002, relating to income tax differences and reimbursement of income, for ThCh$ 94,085 and ThCh$ 42,195 (amount of the tax) respectively. The Company's management, in accordance with the period of time allowed for an appeal, has followed the administrative procedures, together with its lawyers, to lodge an appeal.

Note 22 - Commitments and contingencies, continued

Direct Guarantees
		Type of		Balances pending payment as of December 31,		Scheduled release of Guarantees
Creditor of Guarantee	Name	guarantee	Book value	2005	2004	2006	2007	2008
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Dirección de Vialidad	Indalum S.A.	Guarantee	-	784	812	784	-	-
Aurea Seg/Bco. Santos/ Interatlántico/Banrisul/ABC	Ficap S.A.	Insurance	1,045,753	1,045,753	1,620,509	823,271	222,482	-
Sudameris/Santander	Ficap S.A.	Contract	56,939	56,939	1,212	56,939	-	-
Safra	Ficap S.A.	Contract	-	-	53,296	-	-	-
Safra	Ficap S.A.	Fixed Asset	551,863	551,863	508,655	551,863	-	-
Casa de Moneda Rep. Argentina	Armat S.A.	Collateral	174,250	174,250	-	174,250	-
Casa de Moneda Rep. Argentina	Armat S.A.	Collateral	256,250	256,250	-	256,250	-	-
Codelco	Armat S.A.	Collateral	1,153	1,153	-	1,153	-	-
Casa de Moneda Rep. Argentina	Armat S.A.	Collateral	7,303	7,303	-	7,303	-	-
Codelco	Armat S.A.	Collateral	960	960	-	960	-
Banco Central Costa Rica	Armat S.A.	Collateral	20,756	20,756	-	20,756	-	-
Treasury Department	Armat S.A.	Check	-	.-	113,402	-	-	-
Casa de Moneda de Chile	Armat S.A.	Collateral	1,948	1,948	727	1,948	-	-
Agusas Andinas S.A.	Madeco S.A.	Collateral	19,123	19,123	20,720	19,123	-
Casa de Moneda de Chile	Madeco S.A.	Collateral	2,730	3,900	-	3,900	-	-
Cía. Americana de Multiservicios	Madeco S.A.	Collateral	708,663	708,663	25,525	500,124	208,539	-
Corporación Nacional del Cobre	Madeco S.A.	Collateral	7,805	7,805	-	7,805	-	-
Cía. Americana de Multiservicios	Madeco S.A.	Collateral	44,201	22,653	255,119	22,653	-
Cia. de Tel. de Chile S.A.	Madeco S.A.	Collateral	528,680	270,949	267,498	270,949	-	-
Cía. Minera Riochilex S.A.	Madeco S.A.	Collateral	21,124	10,826	-	-	10,826	-
CMPC Celulosa S.A.	Madeco S.A.	Collateral	98,296	50,377	-	50,377	-	-
Corporación Nacional del Cobre	Madeco S.A.	Collateral	424,640	217,628	4,324	2,562	215,066
Fam. América Latina	Madeco S.A.	Collateral	124,223	63,664	-	-	63,664	-
HQI Transelec Chile	Madeco S.A.	Collateral	4,992	2,558	-	2,558	-	-
Minera Escondida Ltda.	Madeco S.A.	Collateral	9,421	4,828	-	4,828	-	-
Minera Espence S.A.	Madeco S.A.	Collateral	6,127	3,140	-	-	3,140
Outukumpu	Madeco S.A.	Collateral	16,767	8,593	-	8,593	-	-
Cía. General de Electricidad	Madeco S.A.	Collateral	-	-	43,997	-	-	-
Enami	Madeco S.A.	Collateral	-	-	518	-	-	-
Emel S.A.	Madeco S.A.	Collateral	-	-	5,180	-	-	-
Total			4,133,967	3,512,666	2,921,494	2,788,949	723,717	-

Note 23 - Non-operating income and expenses

Non-operating income and expenses for each year are summarized as follows:
	For the years ended December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Non-operating income
Gain on sale of investments in other companies	7,827	6,456	-
Gain on sale of property, plant and equipment	148,541	59,737	193,045
Reversal of allowance for receivables due from Optel Ltda.	-	-	347,772
Recovery of tax benefits in foreign subsidiaries	517,033	43,299	502,210
Reversal of allowance for investment in Optel Ltda.	-	-	509,281
Release of provision for expenses related to Optel Ltda.	-	612,622	661,004
Gain on sale of Alufoil trademarks	-	650,765	-
Other	101,007	133,041	107,269
Total	774,408	1,505,920	2,320,581

Non-operating expenses
Staff severance indemnity payments related to restructuring	-	-	272,622
Obsolescence and write-offs of other long-term assets	1,784,667	388,473	240,944
Adjustment to realizable value of assets held for sale (Note 10)	644,339	407,796	242,365
Provision for closure and valuation on assets Ingewall and Uruguay	513,040	79,178	38,985
Provision for lawsuit	48,840	46,984	98,395
Accrual for contingent liabilities and lawsuits	356,756	219,703	-
Valuation allowance (write-down) for property, plant and equipment - Argentina	522,023	84,187	-
Valuation allowance (write-down) for other assets - Argentina	350,003	209,077	-
Depreciation of inactive assets - Argentina (1)	2,106,959	2,323,396	1,353,459
Allowance for investment in Optel Ltda. and related provisions	5,221,877	-	-
Government fines, taxes and interest from foreign subsidiaries	-	-	908,431
Other	475,025	54,671	122,207
Total	12,023,529	3,813,465	3,277,408

(1) Corresponds to depreciation of property, plant and equipment (Note 10) and inactive assets (Note 13).

Note 24 - Balances and transactions with related parties

Balances with related companies at December 31 of each year are as follows:

a) Current assets
			As of December 31,
			2004	2005
Company	Nature of relationship	Nature of transaction	ThCh$	ThCh$

Cobrecon S.A.	Equity method investment	Loan	33,337	85,953
Electromecánica Industrial S.A. (2)	Member of Group of Minority Shareholder	Sales	19,096	-
Embotelladoras Chilenas Unidas S.A.	Member of Controlling Group	Sales	98,712	172,903
Sodimac S.A.	Member of Controlling Group	Sales	826,143	368,945
C.N.T Telefónica del Sur S.A.	Member of Controlling Group	Sales	32,895	-
Calaf S.A.	Member of Controlling Group	Sales	56,491	24,361
Alte S.A.	Member of Group of Minority Shareholder	Sales	42,905	31,066
Inversiones Ontario S.A. (3)	Investee of Shareholder	Loan	11,590	227,940
Other related Companies	Various	Various	35,544	30,487
Total			1,156,713	941,655

b) Long-term assets
			As of December 31,
			2004	2005
	Nature of relationship	Nature of transaction	ThCh$	ThCh$
Company
Cobrecon S.A.	Equity method investment	Loan	112,891	-
Electromecánica Industrial S.A. (2)	Member of Group of Minority Shareholder	Loan	261,274	-
Inversiones Ontario S.A. (3)	Investee of Shareholder	Loan	224,556	-
Total			598,721	-

c) Current liabilities
			As of December 31,
			2004	2005
	Nature of relationship	Nature of transaction	ThCh$	ThCh$
Company
Colada Continua Chilena S.A.	Equity method investment	Commercial	196,534	286,338
Minera Michilla S.A.	Shareholder	Commercial	60,164	75,870
Quiñenco S.A. (1)	Parent Company	Loan	81,773	8,016,455
Other related Companies	Various	Various	21,904	63,492
Total			360,375	8,442,155

Note 24 - Balances and transactions with related parties, continued

d) Long-term liabilities
			As of December 31,
			2004	2005
	Nature of relationship	Nature of transaction	ThCh$	ThCh$
Company
Quiñenco S.A. (1)	Parent Company	Loan	7,905,813	-
Total			7,905,813	-

(1) Liabilities due to Quiñenco S.A. (Parent Company) correspond to a loan denominated in UF at an interest rate of TAB + 1.75%. This loan was originally maturing in March 2010, however during 2005 the maturity was changed to 2007.

(2) Balances receivable from Electromecánica Industrial S.A. do not accrue interest as that company is in a preventive judicial agreement. The Company has made all the relevant allowances with respect to the recoverability of those balances.

(3) Balances receivable from Inversiones Ontario S.A. do not accrue interest as that company is in judicial collections. The Company has made all the relevant allowances with respect to the recoverability of those balances.

Short-term receivables and payables correspond to current accounts and do not accrue interest. Transactions with all related companies are conducted under market conditions at prevailing rates on their realization dates.

Liabilities due to banks and financial institutions, long-term obligations maturing within one year, other payables and cash include balances of transactions which are carried out with Banco de Chile S.A. and its related companies. Banco de Chile S.A. is a related company under common control.

Note 24 - Balances and transactions with related parties, continued

e) Significant transactions with related parties are summarized as follows:
			Revenue (Expenses) for the years ended December 31,
	Nature of relationship	Transaction	2003	2004	2005
			ThCh$	ThCh$	ThCh$
Company
Alte S.A.	Member of Group of Minority Shareholder	Services	(9,737)	-	(20)
		Sales of products and services	147,084	163,361	125,570
Artikos Chile S.A. .	Member of Controlling Group	Products purchase	-	-	(1,325)
Banchile Corredores de Bolsa.	Member of Controlling Group	Interest	-	-	21,503
Banco de Chile	Member of Controlling Group	Interest from investments	(288,751)	(387,130)	(331,960)
Calaf S.A.	Member of Controlling Group	Sales of products and services	-	95,701	55,117
CNT Telefónica del Sur S.A.	Member of Controlling Group	Sales of products and services	130,670	325,387	135,888
Colada Continua Chilena S.A.	Equity method investment	Sales of products and services	85,520	37,579	84,280
Electromecánica Industrial S.A.	Member of Group of Minority Shareholder	Sales of products and services	64,100	-	-
		Services	(50,158)	-	-
		Interest	15,366	-	-
Embotelladoras Chilenas Unidas S.A.	Member of Controlling Group	Sales of products and services	808,850	817,109	647,619
		Services	(6,289)	(8,012)	(7,977)
Falabella S.A.C.I.	Member of Controlling Group	Services	-	-	(1,697)
Gianfranco Zechetto	Member of Controlling Group	Sales	-	-	27
Sodimac S.A.	Member of Controlling Group	Sales of products and services	-	5,112,285	4,120,570
Minera El Tesoro	Member of Controlling Group	Sales of products and services	127,470	70,641	49,500
Minera Los Pelambres S.A.	Member of Controlling Group	Sales of products and services	344,777	425,578	182,938
Minera Michilla S.A.	Shareholder	Sales of products and services	101,829	70,164	61,688
		Interest and expenses	(1,774)	(2,732)	-
Quiñenco S.A.	Parent Company	Loan indexation	-	(159,779)	(289,855)
		Interest and expenses	(266,629)	(250,397)	(286,121)
Transportes CCU Ltda.	Member of Controlling Group	Sales of products and services	115,796	3,352	-
Viña San Pedro S.A.	Member of Controlling Group	Sales of products and services	63,263	91,482	122,232
		Products purchase	-	-	(1,930)

Inmobiliaria Norte Verde S.A.	Member of Controlling Group	Services	(15,248)	(38,755)	(21,474)
Lucchetti Chile S.A.	Member of Controlling Group	Sales of products and services	91,731	10,495	-
Peruplast S.A.	Equity method investment	Purchase of inventories	66,874	-	-
Entel S.A.	Member of Controlling Group	Sales of products and services	21,358	8,793	-
		Services	(22,355)	(31,258)	(50,799)
Others	Member of Group of Minority Shareholder	Various	27,074	26,626	51,603

In accordance with Article 89 of the Chilean Companies Act, the Company's transactions with related parties must be carried out on an "arm's length" or market basis.

Note 25 - Minority Interest

Minority shareholders' investment participation in the shareholders' equity of the Company's subsidiaries as of each year-end is as follows:
	As of December 31,
	2004	2005
	ThCh$	ThCh$
Balance Sheet
Alusa S.A.	8,994,612	8,774,869
Indalum S.A.	213,440	229,174
Indeco S.A.	1,494,228	1,202,779
Inversiones Alusa S.A.	1,817	-
Total	10,704,097	10,206,822

The equity participation of minority shareholders' in the net results from operations of the Company's subsidiaries for each year is as follows:

	As of December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$
Income Statement
Alusa S.A.	(535,398)	(625,968)	(511,329)
Distribuidora Boliviana Indalum S.A.	10,830	15,016	307
Indalum S.A.	(19,915)	(16,275)	(17,146)
Indeco S.A.	(69,419)	(222,576)	(208,231)
Inversiones Alusa S.A.	(118)	(366)	-
Minority interest participation in net loss	(614,020)	(850,169)	(736,399)

Note 26 - Expenses for issuance and placement of shares and debt instruments

The expenses related to the issuance of shares that were charged to Shareholders' equity are as follows:
	As of December 31,
	2004	2005
	ThCh$	ThCh$

Commission for capital stock issuance	113,944	671,931
Financial advisory expenses	-	83,365
Fee with SVS registry	-	14,652
Other expenses	-	4,811
Total expenses (1)	113,944	774,759

(1) Amounts presented in historical Chilean pesos.

Note 27 - Derivative Contracts

As of December 31, 2004 and 2005 the details of derivative contracts, recorded in conformity with Note 2 t), are as follows:
						As of December 31, 2004
Type	Nominal amount	Period of maturity	Item	Sales / Purchase	Hedged item	Amount	Effect in Income
	US$					ThCh$	ThCh$

Forward	6,116,351	1st Quarter 05	Exchange rate	Purchase	Inventory	6,336,540	(269,932)
Forward	179,629	1st Quarter 05	Exchange rate	Purchase	Loans	186,096	(10,252)
Swap	3,019,616	1st Quarter 05	Exchange rate	Purchase	Loans	3,128,322	(175,201)
Swap	668,880	2nd Quarter 05	Exchange rate	Purchase	Loans	692,960	(50,488)
Swap	692,045	3rd Quarter 05	Exchange rate	Purchase	Loans	716,959	(39,685)
						Total	(545,558)

						As of December 31, 2005
Type	Nominal amount	Period of maturity	Item	Sales / Purchase	Hedged item	Amount	Effect in Income
	US$					ThCh$	ThCh$

Forward	7,628,000	1st Quarter 06	Exchange rate	Purchase	Inventory	3,909,353	70,837
Swap	5,657,543	1st Quarter 06	Exchange rate	Purchase	Loans	2,899,491	15,637
Swap	257,856	1st Quarter 06	Interest rate	Purchase	Loans	132,151	30
Swap	3,302,144	2nd Quarter 06	Exchange rate	Purchase	Loans	1,692,349	22,218
Swap	950,000	4th Quarter 06	Exchange rate	Purchase	Loans	486,975	4,716
Swap	1,977,077	1st Quarter 07	Exchange rate	Purchase	Loans	1,013,252	(8,155)
Swap	1,000,000	2nd Quarter 07	Exchange rate	Purchase	Loans	512,500	4,887
Swap	2,948,111	4 th Quarter 07	Interest rate	Purchase	Loans	1,510,907	(7,574)
						Total	102,596

Note 28 - Subsequent events

There have been no significant events between January 1, 2006 and the date of the financial statements.

Note 29 - Guarantees received from third parties

As of December 31, 2004 and 2005, the Company holds the following guarantees from third parties:

Guarantor	Relationship	Type of guarantee	As of December 31,
			2004	2005
			ThCh$	ThCh$

Alucenter	Customer	Mortgage	16,576	16,000
Angel Aravena	Customer	Pledge	31,287	30,200
Arriaza Romo Luis Anjenol	Customer	Credit limit guarantee	10,360	10,000
Carlos Navaja	Customer	Pledge	10,149	-
Cristales y Aluminios S.A.	Customer	Promissory note	170,972	172,558
Daniel Valverde	Customer	Industrial Pledge	114,094	114,312
Dinavit Ltda.	Customer	Mortgage	-	18,187
Electromecánica Industrial	Customer	Rental Guarantee	7,124	7,190
Elfle Comercial Ltda.	Customer	Credit limit guarantee	72,520	70,000
Ernesto Retamal	Customer	Mortgage	2,834	2,736
Ferbras S.A.	Customer	Checks	124,320	120,000
Garantía de Business Recovery Ltda.	Customer	Rental guarantee	7,770	7,500
Ind. Casali y Cía. Ltda.	Customer	Credit limit guarantee	31,080	30,000
Industria de Radiadores Gallardo Ltda.	Customer	Credit limit guarantee	31,080	30,000
Ind. Nac. de Piezas y Partes Metalur Ltda.	Customer	Credit limit guarantee	39,457	38,086
Ingewall Chile S.A.	Customer	Promissory notes	26,985	-
Ivan Maturana	Customer	Pledge	2,072	2,000
Jorge Lopez	Supplier	Promissory notes	51,254	-
Jose Miguel Prieto	Customer	Mortgage	296,507	-
Juan C. Inostroza Carrasco	Customer	Checks	6,216	6,000
Kitchen Pak Ltda.	Customer	Credit limit guarantee	84,126	81,203
Luigi Lotito y Cía. Ltda.	Customer	Credit limit Pledge	40,423	35,935
Nelida Patricia olave Herrera	Customer	Credit limit guarantee	6,838	6,600
Pedro Gajardo	Customer	Mortgage	-	2,691
Ruben Riojas	Customer	Pledge	1,036	1,000
Sialum	Customer	Mortgage	2,485	2,399
Soc.Comercial Liar	Customer	Mortgage	41,474	40,032
Soc. e Ing. y Construcción	Customer	Mortgage	37,952	36,633
Tito Alvarado	Supplier	Promissory notes	90,829	91,672
Vitrotec	Customer	Pledge	51,594	-
Wood-Es Ing. Plásticos Ltda.	Customer	Credit limit guarantee	20,720	20,000
Total			1,430,134	992,934

Note 30 - Local and foreign currency

As of December 31, 2004 and 2005, foreign currency denominated assets and liabilities are as follows:
	As of December 31,
Currency of	2004	2005
Measurement	ThCh$	ThCh$

Cash	Non-indexed Chilean pesos	468,361	392,027
	US dollars	2,041,329	2,477,987
	Argentine pesos	124,975	256,393
	Brazilian real	152,915	763,058
	Peruvian sol	306,833	178,728
	Euros	-	194,389
	Other currencies	6,797	19,406
Time Deposits	Non-indexed Chilean pesos	307,128	-
	US dollars	3,908,351	-
	Brazilian real	-	94,128
Marketable securities	Non-indexed Chilean pesos	46,092	150,000
Trade accounts receivable, net	Non-indexed Chilean pesos	15,920,795	15,335,779
	US dollars	16,719,390	20,511,319
	Argentine pesos	774,417	877,597
	Brazilian real	15,246,822	17,203,137
	Peruvian sol	233,922	544,033
	Euros	191,372	1,034,535
	Other currencies	12,660	10,381
Notes receivable, net	Non-indexed Chilean pesos	4,219,262	3,242,273
	Indexed Chilean pesos	167,403	40,754
	US dollars	454,590	404,211
	Argentine pesos	521,697	763,479
	Other currencies	39,166	29,432
Other receivables, net	Non-indexed Chilean pesos	479,823	227,762
	Indexed Chilean pesos	54,931	201,025
	US dollars	465,567	293,379
	Argentine pesos	224,014	254,948
	Brazilian real	669,383	677,186
	Peruvian sol	268,804	263,205
	Other currencies	26	-
Notes and accounts receivables from related companies	Non-indexed Chilean pesos	1,092,690	855,702
	Indexed Chilean pesos	30,685	-
	US dollars	33,338	85,953
Inventories, net	Non-indexed Chilean pesos	41,805,852	40,821,325
	US dollars	4,649,587	883,608
	Argentine pesos	4,264,673	4,849,097
	Brazilian real	13,077,260	16,474,009
	Peruvian sol	9,501,387	11,265,022
Recoverable taxes, net	Non-indexed Chilean pesos	1,520,144	4,444,361
	Brazilian real	1,404,846	1,170,381
	Peruvian sol	476,205	418,334
	Other currencies	208,174	209,669
Prepaid expenses	Non-indexed Chilean pesos	277,018	89,833
	Indexed Chilean pesos	56,248	39,054
	Argentine pesos	47,525	100,658
	Brazilian real	35,150	147,845
	Peruvian sol	37,862	24,781
	Other currencies	721	-

Note 30 - Local and foreign currency, continued
	As of December 31,
Currency of	2004	2005
Measurement	ThCh$	ThCh$

Deferred income taxes, net	Non-indexed Chilean pesos	563,608	1,067,417
	Argentine pesos	311,414	133,201
	Brazilian real	1,729,528	2,125,768
Other current assets	Non-indexed Chilean pesos	10,663,584	6,698,811
	Indexed Chilean pesos	407,840	347,979
	US dollars	132,988	95,523
	Argentine pesos	117,324	12,538
	Brazilian real	133,465	120,954
	Other currencies	34,938	-
Total current assets		156,640,879	158,922,374

Land	Non-indexed Chilean pesos	3,764,988	3,478,517
	US dollars	6,689,410	6,761,338
Buildings and infrastructure	Non-indexed Chilean pesos	21,792,327	21,698,271
	US dollars	33,568,955	29,091,737
Machinery and equipment	Non-indexed Chilean pesos	90,837,965	94,879,596
	US dollars	118,500,057	111,063,660
Others property, plant and equipment	Non-indexed Chilean pesos	21,471,415	20,099,145
	US dollars	8,993,028	9,730,930
Revaluation from technical appraisals	Non-indexed Chilean pesos	5,665,343	5,650,014
	US dollars	9,446,719	7,162,853
	Brazilian real	-	367,069
Depreciation (less)	Non-indexed Chilean pesos	(67,347,920)	(71,273,853)
	US dollars	(97,705,754)	(93,706,087)
	Brazilian real	-	(139,162)
Total property, plant and equipment, net		155,676,533	144,864,028

Note 30 - Local and foreign currency, continued
	As of December 31,
Currency of Measurement	2004	2005
	ThCh$	ThCh$

Investments in related companies	Non-indexed Chilean pesos	1,480,087	1,480,894
	US dollars	6,403,728	5,948,858
	Peruvian sol	682,782	631,076
Investments in others companies	Non-indexed Chilean pesos	16,827	15,546
	Brazilian real	-	2,639,045
	Peruvian sol	12,920	11,467
Goodwill, net	Non-indexed Chilean pesos	1,319,318	1,143,180
	US dollars	21,217,779	17,346,880
Negative goodwill, net	US dollars	-	(490,183)
Long-term notes and accounts receivable	Non-indexes Chilean pesos	333,631	42,224
	Indexed Chilean pesos	13,435	-
	US dollars	21,348	-
	Argentine pesos	19,138	9,286
	Brazilian real	416,302	295,792
Long-term notes and accounts receivables from related companies	Indexed Chilean pesos	485,830	-
	US dollars	112,891	-
Long-term deferred taxes	Non-indexed Chilean pesos	108,753	-
	Argentine pesos	203,848	-
Intangible assets, net	Non-indexed Chilean pesos	444,152	310,899
	US dollars	82,954	6,284
	Brazilian real	40,267	49,945
	Peruvian sol	-	181,280
Amortization (less)	Non-indexed Chilean pesos	(216,736)	(147,577)
	US dollars	(17,028)	(3,879)
	Soles	-	(27,792)
Others	Non-indexed Chilean pesos	3,120,192	4,320,541
	Indexed Chilean pesos	915,156	762,662
	US dollars	3,790,861	2,545,798
	Argentine pesos	789,968	222,583
	Brazilian real	1,138,069	3,255,702
	Other currencies	1,157	769
Total others assets		42,937,628	40,551,280
Total assets		355,255,040	344,337,682

Note 30 - Local and foreign currency, continued
	Currency of measurement	90 days				90 days to 1 year
Current liabilities		As of December 31, 2004		As of December 31, 2005		As of December 31, 2004		As of December 31, 2005
		ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %

Short-term bank loans	Non-indexed Chilean pesos	1,288,022	3.85	1,030,760	6.55	-	4.07	4,639,135	6.83
	US dollars	7,994,177	4.08	8,091,628	5.45	3,172,437	-	4,942,424	4.95
	Argentine pesos	9,725	9.00	-	-	-	-	-	-
	Brazilian real	3,865,079	21.37	149,169	22.09	1,914,951	0.82	813,113	21.77
	Peruvian Sol	-	-	2,066,943	4.08	-	-	2,036,890	5.20
	Euros	-	-	77,449	3.22	-	-	-	-
	Other currency	-	-	-	-	-	-	581,209	1.50
Current portion of long-term bank loans	Indexed Chilean pesos	-	-	-	-	3,234,488	2.75	2,219,046	7.33
	Non-indexed Chilean pesos	-	-	-	-	267,729	1.39	261,709	-
	US dollars	22,104	-	33,408	-	473,724	2.13	-	-
	Other currency	39,490	14.75	-	-	1,023,151	16.68	-	-
Current portion of bonds payable	Indexed Chilean pesos	-	-	-	-	4,059,239	5.00	4,254,251	5.00
Current portion of long-term obligations	Indexed Chilean pesos	219,307	4.10	100,574	6.84	636,885	4.00	307,339	6.76
	Non-indexed Chilean pesos	19,623	5.00	-	-	60,359	5.00	-	-
	US dollars	480	8.10	462	8.14	1,500	8.10	1,443	8.14
Dividends payable	Non-indexed Chilean pesos	2,636	-	2,543	-	-	-	-	-
Accounts payable	Indexed Chilean pesos	23,179	-	6,774	-	-	-	-	-
	Non-indexed Chilean pesos	7,366,590	-	5,359,434	-	-	-	17,830	-
	US dollars	5,347,997	-	6,820,728	-	-	-	-	-
	Euros	117,408	-	779,933	-	-	-	-	-
	Argentine pesos	256,843	-	815,203	-	677	-	-	-
	Brazilian real	-	-	3,009,446	-	-	-	-	-
	Peruvian Sol	29,497	-	203,414	-	-	-	-	-
	Other currency	28,283	-	2,410	-	-	-	-	-
Notes payable	Non-indexed Chilean pesos	87,064	-	-	-	-	-	-	-
	US dollars	6,888,945	0.08	604,890	-	-	-	2,286	12.25
	Argentine pesos	42,400	-	54,018	-	-	-	-	-
	Brazilian real	2,470,939	-	-	-	-	-	-	-
Other payables	Indexed Chilean pesos	2,110	-	-	-	-	-	-	-
	Non-indexed Chilean pesos	63,035	-	58,483	-	-	-	-	-
	US dollars	2,152,401	-	178,662	-	101,023	-	-
	Argentine pesos	14,066	-	544	-	-	-	-	-
	Brazilian real	9,759	-	115,186	-	-	-	-	-
	Peruvian Sol	232,786	-	-	-	-	-	-	-

Note 30 - Local and foreign currency, continued
	Currency of measurement	90 days				90 days to 1 year
Current liabilities		As of December 31, 2004		As of December 31, 2005		As of December 31, 2004		As of December 31, 2005
		ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %

Notes and accounts payable to related parties	Non-indexed Chilean pesos	278,602	-	387,957	-	-	-	-	-
	Indexed Chilean pesos	81,773	-	8,016,455	-	-	-	-	-
	US dollars	-	-	37,743	-	-	-	-	-
Accrued liabilities and provisions	Non-indexed Chilean pesos	3,555,847	-	2,810,674	-	216,995	-	244,560	-
	Indexed Chilean pesos	1,577,162	-	3,737	-	-	-	-	-
	US dollars	665,004	-	175,486	-		-	-	-
	Argentine pesos	612,513	-	618,922	-	55,061	-	-	-
	Brazilian real	1,330,872	-	2,463,598	-	-	-	-	-
	Peruvian sol	677,586	-	854,325	-	-	-	-	-
Withholdings	Non-indexed Chilean pesos	667,756	-	814,578	-	-	-	-	-
	Argentine pesos	212,500	-	262,864	-	-	-	-	-
	Brazilian real	987,305	-	593,054	-	-	-	-	-
	Other currency	316	-	41	-	-	-	-	-
	Peruvian sol	108,997	-	146,402	-	-	-	-	-
Unearned revenues	Non-indexed Chilean pesos	102,614	-	-	-	-	-	-	-
	Argentine pesos	4,985	-	9,024	-	-	-	-	-
	Brazilian real	-	-	630,397	-	-	-	-	-
	Peruvian sol	2,598	-	557,713	-	-	-	-	-
	US dollars	33,453	-	260,466	-	-	-	-	-
Other current liabilities	Argentine pesos	383,673	-	927,021	-	-	-	-	-
	Brazilian real	687,010	-	37,644	-	-	-	-	-
	Non-indexed Chilean pesos	120,879	-	-	-	-	-	-	-
Total current liabilities		50,685,390		49,170,162		15,218,219		20,321,235

Note 30 - Local and foreign currency, continued

Long term liabilities as of December 31, 2005
Item	Currency of Measurement	1 to 3 years		3to 5 years		5 to 10 years		More than 10 years
		Amount	Rate %	Amount	Rate %	Amount	Rate %	Amount	Rate %
		ThCh$		ThCh$		ThCh$		ThCh$

Long-term debt	Non-indexed Chilean peso	749,542	6.02	-	-	-	-	-	-
	Indexed Chilean peso	5,551,727	6.38	3,980,725	5.24	-	-		-
	US dollar	4,863,956	4.90	-	-	-	-	-	-
	Brazilian real	9,472,378	21.17	-	-	-	-	-	-
Bonds payable	Indexed Chilean peso	8,981,269	5.00	9,901,850	5.00	5,325,263	5.00	-	-
Miscellaneous payables	Indexed Chilean peso	862,463	6.57	978,344,	6.53	3,083,404	6.53	367,206	6.53
	US dollar	229,269	0.42	11,767	3.49	-	-	-	-
Accrued liabilities and provisions	Non-indexed Chilean peso	157,687	0.98	54,596	4.97	68,699	7.00	717,691	6.46
		68,849	7.00	65,237	7.00	115,690	7.00	556,241	7.00
	US dollar	865,892
	Argentine peso	211,690		-		-
	Brazilian real	1,078,319		-		-		-
Deferred income taxes	Non-indexed Chilean peso	24,081		-		-		23,923
	Argentine peso	34,431		-		-		-
	Peruvian sol	265,153		-		-
Other long-term liabilities	Argentine peso	337,471		-		-		-
	Brazilian real	254,589		-		-		-
Total long-term liabilities		34,008,766		14,992,519		8,593,056		1,665,061

Note 30 - Local and foreign currency, continued

Long term liabilities as of December 31, 2004
Item	Currency of Measurement	1 to 3 years		3to 5 years		5 to 10 years		More than 10 years
		Amount	Rate %	Amount	Rate %	Amount	Rate %	Amount	Rate %
		ThCh$		ThCh$		ThCh$		ThCh$

Long-term debt	Indexed Chilean peso	15,313,034	3.15	21,410,376	3.22	11,853,643	3.21
	Non-indexed Chilean peso	1,036,562	3.62	-		-		-
	US dollar	7,429,080	3.89	6,534,315	4.26	4,279,404	4.26	-
Bonds payable	Indexed Chilean peso	8,537,245	5.00	9,412,314	5.00	10,377,076	5.00	-
Miscellaneous payables	US dollar	5,435	12.25	-		-		-
	Indexed Chilean peso	1,258,300	3.58	1,009,293	2.77	2,782,285	2.77	912,740	2.77
	Non-indexed Chilean peso	135,090	-	-		-		-	-
	US dollar	76,877	2.53	-		-		-
Notes and accounts payable to related companies	Indexed Chilean peso	-		-		7,905,813	3.21	-
Accrued liabilities and provisions	Non-indexed Chilean peso	170,242	1.03	43,683	7.00	77,467	7.00	768,922	6.48
	Indexed Chilean peso	85,118	5.48	63,146	7.00	111,982	7.00	538,413	7.00
	Brazilian real	977,637		-		-		-
	Other currency	6,713		-		-		-
	Argentine peso	361,246		-		-		-
Other long-term liabilities	Argentine peso	954,894		-		-		-
Total long-term liabilities		36,347,473		38,473,127		37,387,670		2,220,075

Note 31 - Sanctions

The Company and its directors have not been the subject of sanctions by the SVS nor by any other administrative authorities.

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles

Chilean GAAP varies in certain important respects from US GAAP. Such differences involve certain methods for measuring the amounts shown in the financial statements.

  Differences in measurement methods

The principal differences between Chilean GAAP and US GAAP are described below together with an explanation, where appropriate, of the method used in the determination of the adjustments that affect net income (loss) and total shareholders' equity. References below to "SFAS" are to Statements of Financial Accounting Standards issued by the Financial Accounting Standards Board in the United States of America.

a) Inflation accounting

Pursuant to Chilean GAAP, the Company's financial statements recognize certain effects of inflation (see Note 2 b). In addition, the Company translates the accounting records of its subsidiaries abroad to Chilean pesos from US dollars in accordance with Technical Bulletin No. 64, Accounting for Foreign Permanent Investments (see Note 2 s)). In the opinion of the Company, this foreign currency translation methodology forms part of the comprehensive basis of preparation of price-level adjusted financial statements required by Chilean GAAP. Inclusion of inflation and the effects of translation in the accompanying consolidated financial statements under the Chilean accounting standards in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean economy even though the cumulative inflation rate for the last three years does not exceed 100%. Accordingly, and as allowed pursuant to Form 20-F, these effects have not been eliminated in the reconciliation to US GAAP included under paragraph (1.q) below.

b) Revaluation of property, plant and equipment

In accordance with standards issued by the SVS, certain property, plant and equipment are recorded in the financial statements at amounts determined in accordance with a technical appraisal. The difference between the carrying value and the revalued amount is included as part of Property, plant and equipment in Other Reserves within Shareholders' equity, and is subject to adjustments for price-level restatement and depreciation. Revaluation of property, plant and equipment is not allowed under US GAAP, therefore, the effects of the reversal of this revaluation, as well as of the related accumulated depreciation and depreciation expense is included in paragraph (1.q) below. Certain revaluations presented in the financial statements were recorded as part of purchase accounting adjustments under Chilean GAAP and therefore were not eliminated.

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

c) Deferred income taxes

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

Beginning January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No. 60 and its related amendments issued by the Chilean Association of Accountants, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities. As a transitional provision, a contra (referred to as "complementary") asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such complementary assets or liabilities are being amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax assets and liabilities relate.

Under US GAAP, companies must account for deferred taxes in accordance with SFAS No. 109 Accounting for Income Taxes ("SFAS 109"), which requires an asset and liability approach for financial accounting and reporting of income taxes, under the following basic principles:

    A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry-forwards.

    The measurement of deferred tax liabilities and assets is based on the provisions of the enacted tax law. The effects of future changes in tax laws or rates are not anticipated.

    The balance of deferred tax assets is reduced by a valuation allowance, if based on the weight of available evidence, it is more-likely-than-not that some portion of the deferred tax assets will not be realized.

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

c) Deferred income taxes, continued

The principal differences between US GAAP and Chilean GAAP relate to:

  The reversal of the complementary assets and liabilities recorded as a transitional provision for unrecorded deferred taxes as of January 1, 2000 and their corresponding amortization into income, and

  Accounting for deferred tax effects related to US GAAP adjustments.

The effect of these differences on the net income and shareholders' equity of the Company is included in paragraph (1.q) below. Additional disclosures required under SFAS 109 are further described in paragraph (2.b) below.

d) Goodwill

Under Chilean GAAP, prior to the implementation of Technical Bulletin No. 72, ("BT 72") which is mandatory for periods beginning after December 31, 2003, the excess of cost over the net book value of a purchased company was recorded as goodwill and amortized to income over a maximum period of twenty years. Amortization of goodwill may be accelerated if the acquired company generates sufficient income to absorb the additional amortization in any given year. The adoption of BT 72 did not change the amortization period for goodwill, but instead requires measurement of acquired assets and liabilities in their fair values for all acquisitions after January 1, 2004.

Under US GAAP, in a business combination accounted for under the purchase method of accounting, the acquired company's identifiable assets and liabilities are recorded at fair values to give effect to the purchase price paid by the acquiring company. If, after the assets and liabilities of the acquired company have been adjusted to their fair value at the acquisition date, the purchase price exceeds the amount of such fair value, the excess is recorded as goodwill. The Company adopted SFAS No. 142 Goodwill and other Intangible Assets ("SFAS 142") as of January 1, 2002. SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination. Under this standard, beginning January 1, 2002, all goodwill, including amounts acquired before initial application of SFAS No. 142, and indefinite-lived intangible assets are not amortized, but must be tested for impairment at least annually.

For the year ended December 31, 2003, the Company performed its annual impairment test which resulted in the recognition under US GAAP of a write-off of ThCh$ 6,305,562, related to a goodwill impairment in its Wire and Cable Unit, specifically related to the Ficap plant in Brazil. The goodwill assigned to the Wire and Cable Unit was ThCh$ 29,126,315 prior to the impairment charge and ThCh$ 22,820,753 thereafter. The effect of this difference is included in the reconciliation to US GAAP under paragraph (1.q) below.

For the years ended December 31, 2004 and 2005, the Company performed the annual impairment test of goodwill required by the standard and determined that no impairment existed under either Chilean GAAP or US GAAP.

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

d) Goodwill, continued

The following effects are included in the net income (loss) and Shareholders' equity reconciliation to US GAAP under paragraph (1.q) below:

(i) Differences in the amount of the impairment under US GAAP related to basis differences in the original determination and subsequent amortization methodology between Chilean GAAP and US GAAP;

(ii) The reversal of goodwill amortization recorded under Chilean GAAP.

A summary of the changes in the Company's goodwill under US GAAP during the years ended December 31, 2003, 2004 and 2005, by segment of operation is as follows:
	January 1, 2003	Acquisitions	Goodwill reclassified to investment(1)	Impairments	Currency translation adjustment	December 31, 2003
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Wire and Cable	36,595,734	-	(1,634,806)	(6,305,562)	(5,834,614)	22,820,752
Flexible Packaging	1,134,641	-	-	-	(98,719)	1,035,922
Aluminum Profiles	1,146,476	-	-	-	-	1,146,476
Total	38,876,851	-	(1,634,806)	(6,305,562)	(5,933,333)	25,003,150

	January 1, 2004	Acquisitions	Goodwill reclassified to investment(1)	Impairments	Currency translation adjustment	December 31, 2004
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Wire and Cable	22,820,752	-	-	-	(2,268,716)	20,552,036
Flexible Packaging	1,035,922	-	-	-	(35,687)	1,000,235
Aluminum Profiles	1,146,476	-	-	-	-	1,146,476
Total	25,003,150	-	-	-	(2,304,403)	22,698,747

	January 1, 2005	Acquisitions	Goodwill reclassified to investment (1)	Impairments	Currency translation adjustment	December 31, 2005
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Wire and Cable	20,552,036	-	-	-	(2,254,151)	18,297,885
Flexible Packaging	1,000,235	-	-	-	(47,454)	952,781
Aluminum Profiles	1,146,476	-	-	-	-	1,146,476
Total	22,698,747	-	-	-	(2,301,605)	20,397,142

(1) Since 2003, Optel Ltda. ,is not consolidated due to loss of control and have begun accounting for this investment using the equity-method investee

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

e) Acquisition of 50% participation in Optel Ltda.

As described in Note 11, Madeco held a 50% participation in the fiber-optic company Optel Ltda. ("Optel") joint venture with Corning International Corporation. In November 2003 based on arbitration ruling the joint venture agreement was declared lawfully terminated. As a result, Madeco lost the ability to appoint Optel's management and was required to initiate the liquidation of Optel. The Company deconsolidated this entity and recorded a write-down of its investment in Optel in December 2003 and provided for expected costs related to the litigation with Corning and the forced liquidation of Optel.

On March 31, 2005, Madeco S.A., through its indirect subsidiary Madeco Brasil Ltda., signed an agreement with Corning whereby it acquired, for the nominal price of 1 Brazilian real, Corning's 50% interest in Optel and also renegotiated and repaid indebtedness owed by Optel to its creditors. Under Chilean GAAP, as a result of that step acquisition the Company once again gained control over Optel and reversed through 2005 net income the impairment previously recorded in 2003. Under Technical Bulletin No. 72 the excess of the net assets acquired over the cost of acquisition referred to as "negative goodwill" was recorded in the step acquisition of an additional 50% interest in Optel in 2005. This negative goodwill is being amortized on a straight-line basis over a period of 20 years.

Under US GAAP the impairment write-offs on investments are not be reversed for improvements in the situation affecting the underlying investment, also the negative goodwill determined on the step acquisition of an additional 50% interest in Optel in 2005 would have been allocated as a reduction of the non-current assets (property, plant and equipment) in accordance with SFAS 141 Business Combinations..

In addition under Chilean GAAP certain payables due to Madeco Group companies were considered identifiable liabilities assumed during the additional 50% step acquisition in Optel. Those payables resulted principally from reimbursements payable for expenses incurred by other entities controlled by Madeco on behalf of Optel during the period when this investment was not controlled by the Company. In addition, as a result of regaining control and renegotiating Optel's indebtedness the Company released into income the allowances against receivables due from Optel that were recorded in the moment of losing control over it in 2003. Under US GAAP purposes the above mentioned payables represented no additional benefit or incremental liability to the acquirer and therefore no portion of the purchase price would be allocated to such amounts. Consequently the amount of the net assets acquired under US GAAP is different than under Chilean GAAP. This difference also affected the determination of the amount of excess of the net assets acquired over the cost of acquisition that reduced the amount of property, plant and equipment.

The differences between Chilean GAAP and US GAAP related to the accounting for the acquisition of 50% participation in Optel are included in paragraph (1.q) below and are as follows:

  The reversal of negative goodwill and its amortization recorded under Chilean GAAP;

(ii) The reversal of the impairment write-up recognized under Chilean GAAP;

(iii) The effects of reducing depreciation expense, due to the proportionate allocation of the excess of acquisition cost (including effect of elimination of intercompany balances and its effect in income) to property, plant and equipment.

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

f) Minimum dividend

As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the holders of issued and subscribed shares, the Company must distribute a cash dividend in an amount equal to at least 30% of its net income before amortization of negative goodwill for each year as determined in accordance with Chilean GAAP, unless and except to the extent the Company has unabsorbed prior year losses. Net income related to the amortization of negative goodwill can only be distributed as an additional dividend by the approval of the shareholders, and accordingly, is not included in the calculation of the minimum dividend to be distributed. Under Chilean GAAP dividend amounts are only recorded in the period in which the dividend is declared, whereas under US GAAP absent shareholder approval to the contrary amount of the minimum dividend required to be distributed represents a liability. No liability has been recorded in the reconciliation in paragraph (1.q) since the Company had unabsorbed losses from prior years.

g) Staff severance indemnities

The Company and certain subsidiaries record a provision for staff severance indemnities when rights to such benefits have been formally guaranteed to employee groups. These severance indemnity plans are unfunded. Under Chilean GAAP these obligations are recorded using the present value of the liability determined at the end of each year based on the current salary and the estimated remaining number of years of service of each employee, as described in Note 2 o) using an interest rate of 7%. Under US GAAP based on EITF 88-1 such severance indemnities may be recorded based on the vested benefits to which the employees are entitled if their employment terminated immediately (settlement basis). The effect of this difference in accounting for staff severance benefits between Chilean GAAP and US GAAP is included in the reconciliation to US GAAP under paragraph (1.q) below.

h) Revenue recognition

Under Chilean GAAP, revenue is recognized at the time that goods are shipped. Revenue which the Company has billed and collected in advance is deferred until the related goods are shipped. Under US GAAP and in accordance with Staff Accounting Bulletins 104, or "SAB 104", revenue is realized or realizable and earned, when 1) persuasive evidence of an arrangement exists, 2) the seller's price is fixed or determinable, 3) collection of the revenue is reasonably assured, and 4) delivery has occurred. Delivery is considered to have occurred when title has been taken by the customer and risks and rewards of ownership of the products are assumed by the customer. As of December 31, 2002, the Company had certain export sales for which delivery had not occurred and therefore income should not have been recognized for US GAAP purposes. The delivery as well as other revenue recognition criteria were met during 2003 and consequently the sales were recognized for US GAAP in the year ended December 31, 2003. Subsequent to the issuance of Technical Bulletin 71 Recognition of revenues from sales of goods and rendering of services, in general differences between Chilean GAAP and US GAAP were eliminated. The effect of the difference related to the prior years is shown in the reconciliation of net income (loss) under paragraph (1.q) below.

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

i) Provision for restructuring costs

During 2002, the Company recorded under Chilean GAAP provisions related to the restructuring of a portion of its operations. The provisions were made mainly for the costs of future relocation of plant facilities and termination indemnity payments. Under US GAAP, such expenses are recognized in income as incurred.

Actual payments related to the restructuring costs were expensed under US GAAP in the years ended December 31, 2003 and 2004 and consequently as of December 31, 2004 and 2005, no differences between Chilean and US GAAP existed for this concept in Shareholders' equity reconciliation. The effects of the difference in the net income (loss) reconciliation are shown under paragraph (1.q) below.

j) Derivative instruments and hedging activities

The Company is exposed to the impact of interest rate changes, foreign currency fluctuations and changes in the values of its investments. In the normal course of business, the Company has established policies and procedures to manage its exposure to changes in interest rates, foreign currencies and the fair value of certain of its investments in debt and equity securities using a variety of financial instruments.

It is the Company's policy to enter into foreign currency and interest rate transactions and other financial instruments only to the extent considered necessary to meet the objectives stated above.

Under Chilean GAAP, foreign forward exchange contracts and swaps have been recorded in accordance with Technical Bulletin No. 57 issued by the Chilean Association of Accountants, as follows:

(i) Forward contracts not qualifying for hedge accounting are recorded at the closing spot exchange rate and gains and losses are included in earnings as Other non-operating income and expenses.

(ii) Derivatives that are designated and are effective as hedges of existing assets or liabilities are valued, together with the item being hedged based on the closing spot rate. If the net change in values of the derivative instrument and the hedged item results in a loss, the net difference is recorded in the operating income. If the net variation in the value of the derivative instrument and the hedge item results in a gain, the net difference is recorded as unrealized gains and is deferred in balance sheet.

(iii) Contracts that are designated as hedges of future cash flows or forecasted transactions must be marked-to-market based on the closing spot rate, with any variation in the fair value recorded as unrealized gains or losses in the income statement.

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

j) Derivative instruments and hedging activities, continued

Under US GAAP in accordance with SFAS 133 Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), the Company records all derivatives on the balance sheet at fair value, including certain derivative instruments embedded in other contracts. However, the accounting for changes in the fair values of derivative instrument depends on whether the derivative instrument qualifies as a hedge. The standard requires formal documentation procedures for hedging relationships and effectiveness testing when hedge accounting is to be applied. If the derivative instrument does not qualify as a hedge, changes in the fair value are reported in earnings when they occur. If the derivative instrument qualifies as a hedge, the accounting treatment varies based on the type of risk being hedged.

While the Company enters into derivative contracts for the purpose of mitigating its global interest and foreign currency risks, these operations do not meet the strict documentation requirements to qualify for hedge accounting under US GAAP. Due to the short-term nature of all derivative instruments held by the Company as of December 31, 2004 and 2005, the differences between Chilean GAAP and US GAAP are not material to the Company's financial position and results of its operations.

Current Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts and therefore they are not reflected in the financial statements. For US GAAP purposes in accordance with SFAS 133, certain implicit or explicit terms included in host contracts that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument, must be separated from the host contract and accounted for at fair value. The Company separately measures embedded derivatives as freestanding derivative instruments at their estimated fair values recognizing changes in earnings when they occur. Currently the only host contracts and instruments that the Company has, which have implicit or explicit terms that must be separately accounted for at fair value, are raw materials sale and purchase contracts. The effect of accounting for embedded derivatives is not material to the Company's financial position and results of its operations and therefore was not included in the reconciliation to US GAAP under paragraph (1.q) below.

k) Share issuance expenses

For Chilean GAAP purposes, share issuance expenses may be expensed or recorded in shareholders' equity. For US GAAP purposes, these amounts are offset against the capital increase recorded as a result of the share issuance. For the year ended December 31, 2002, the Company recorded under Chilean GAAP share issuance expenses in the income statement; however, no adjustment to US GAAP was made because the difference was not significant. For the years ended December 31, 2003, 2004 and 2005 share issuance expenses were recorded in equity for both Chilean and US GAAP purposes.

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

l) Reversal of impairment loss

Under Chilean GAAP, during 2001 the Company recorded an impairment loss on property, plant and equipment related to its plants in Argentina. During the year ended December 31, 2002, the Company reassessed this impairment provision based on an improvement in the economic situation in Argentina and reversed, as permitted by Chilean GAAP, the amount of ThCh$ 7,177,457 related to previously recognized impairment losses. For US GAAP purposes, SFAS 144 does not allow the reversal of impairment losses. Therefore, the provision amount reversed for Chilean GAAP purposes is treated as a reconciling item in the US GAAP reconciliation under paragraph (1.q) below.

For the years ended December 31, 2003, 2004 and 2005, the Company reversed for US GAAP purposes the depreciation of the assets included in the reversed impairment loss under Chilean GAAP.

m) Allowance for recoverable taxes

At December 31, 2003, under Chilean GAAP Madeco S.A. provided for the amount of the tax refund resulting from the 2003 tax loss carry-forward, given the fact that, at the date of issuance of the Chilean GAAP financial statements, the tax refund requested for the prior year had not been received, as it was under review by the Chilean Internal Revenue Service.

In June, 2004, the Chilean Internal Revenue Service authorized the partial refund of the request submitted for 2003 amounting to ThCh$ 1,613,445. Under US GAAP purposes, the partial refund represented a subsequent event to the issuance of the Chilean GAAP financial statements that provided additional evidence with respect to conditions that existed at the date of the balance sheet. As a result, considering this information that became available prior to the issuance of the financial statements included in the 2003 Form 20-F, the reconciliation to US GAAP included this change in the allowance for doubtful recovery of such tax loss carry-forward based on the new evidence available. Under Chilean GAAP, this refund was recorded during the year ended December 31, 2004.

n) Stock option plan

At the Extraordinary Meeting of Shareholders held on November 14, 2002, the shareholders approved a stock option plan, which was adopted by the Company's Board of Directors on January 28, 2003. This incentive plan authorized the issuance of up to 493,334,000 shares of the Company's common stock upon the exercises of stock options.

On April 24, 2003, the Company granted stock options to certain employees in the total amount of 182,147,724 shares.

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

n) Stock option plan, continued

The options exercise period was from September 30, 2004 to November 30, 2004, assuming the employee continued service to that date, with an exercise price of Ch$ 24 per share. On October 29, 2004, the executives exercised the portion of the stock options and subscribed 182,147,724 shares at the price of Ch$ 24 per share, which was paid with their own resources on that same date. In accordance with the accounting criteria described in Note 2 v) the corresponding capital increase of ThCh$ 4,371,545 (historic value) was recognized in the financial statement.

At an Extraordinary Shareholders' Meeting held on December 22, 2004, it was agreed to modify the placement value of remaining 311,186,276 authorized shares destined to such compensation plan, setting a price of Ch$ 60 per share.

On January 25, 2005 the Board of Directors agreed to a separate stock option plan of 130,000,000 shares for certain executives. The exercise price was set at Ch$ 60 per share. This plan commenced on May 20, 2005 when the stock option contracts were issued. Under Chilean GAAP the stock options were recognized in accordance with accounting criteria described in the Note 2 v) at the fair value of ThCh$ 263,500 determined using the "Black-Scholes-Merton" model as of the grant date (January 25, 2005).

On August 31, 2005, the above mentioned contracts signed on May 20, 2005 were nullified and the Company recorded in income the unamortized amount of the fair value of the options.

A summary of stock option activity for the plan is as follows:
	For the years ended December 31,
	Authorized Options			Granted Options (thereof)
	2003	2004	2005	2003	2004	2005
	Number	Number	Number	Number	Number	Number

Balance as of January 1	493,334,000	493,334,000	311,186,276	-	182,147,724	-
Granted during the period	-	-	-	182,147,724	-	130,000,000
Cancelled during the period	-	-	-	-	-	(130,000,000)
Exercised during the period	-	(182,147,724)	-	-	(182,147,724)	-
Balance as of December 31,	493,334,000	311,186,276	311,186,276	182,147,724	-	-

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

n) Stock option plan, continued

Under US GAAP, the Company applies Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees when accounting for stock options, and no compensation cost is recognized for grants made to employees when the grant price is greater than or equal to the market price of a common share on the date of grant. Consequently, amount recorded in income under Chilean GAAP was reversed in the US GAAP reconciliation under paragraph (1.q) below.

Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, net loss for the year ended December 31, 2003 would have been increased to the pro-forma amounts indicated below:
Pro-forma net loss for the year ended December 31, 2003
ThCh$

Net loss attributable to common shareholders, as reported in accordance with US GAAP	(20,877,660)
Add: Stock based employee compensation expense included in reported net loss, net of tax related effects	-
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(4,054,663)
Pro-forma net loss	(24,932,323)
Pro-forma loss per share	(8.73)
As reported	(7.31)

The per share weighted-average fair value of stock options granted during 2003 was ThCh$ 26.82. This amount was determined using the Black-Scholes-Merton option pricing model with the following weighted-average assumptions: 2003 - expected dividend yield of 0%, risk-free rate of 18 months, volatility of 27.16%.

o) Minority interest

The effects on the minority interest of the US GAAP adjustments in subsidiaries that are not wholly-owned by the Company have been reflected in Minority interest and are included in paragraph (1.q) below.

p) Elimination of discontinued operations

Under Chilean GAAP the Company records divestitures of investments or assets in the year in which they occur and no restatement to the financial statement information presented in previous years is required after a divestiture has occurred. Under US GAAP, in accordance with SFAS 144 Accounting for the Impairment or Disposal of Long-Lived Assets the discontinued operations of a component must be retroactively separated from the continuing operations of an entity, when the operations and cash flows of a component will be eliminated from the ongoing operations of an entity as a result of a disposal or a sale transaction, and the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

p) Elimination of discontinued operations, continued

During 2004 and 2005 the Company disposed substantially all of its assets of subsidiary Alufoil S.A. that produced in Chile mass consumer flexible packaging products such as aluminum foil, trash bags and plastic wrap and did not maintain any continuing involvement in the operations of this component after the disposal transaction.

As a result of the disposal, the results of operations of that component have been eliminated from the ongoing operations of the Company. The effect of restating discontinued operations is included in the reconciliation of net income to US GAAP, and is presented net of tax (benefit) expenses of ThCh$ (12,472), ThCh$ 226,560, and ThCh$ 38 for the years ended December 31, 2003, 2004 and 2005, respectively, and net of minority interest of ThCh$ 37,669, ThCh$ 148,227 and ThCh$ (244) for the year ended December 31, 2003, 2004 and 2005, respectively under paragraph (1.q) below.

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

q) Effects of conforming to US GAAP

The adjustments to the reported consolidated net income (loss) required to conform to US GAAP are as follows:
	For the years ended December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Net (loss) income in accordance with Chilean GAAP	(17,770,178)	8,818,812	12,014,323
Reversal of depreciation on revaluation increment of fixed assets (par. 1b)	121,447	(18,415)	224,959
Deferred income taxes (par. 1c)
c.i Reversal of amortization of complementary accounts	374,811	525,015	477,938
c.ii Deferred tax effects of US GAAP adjustments	(922,101)	289,666	167,204
Amortization of goodwill (par. 1d)	1,898,414	1,804,141	1,659,957
Acquisition of Optel (par. 1e)
e.i Reversal of negative goodwill amortization	-	-	(19,098)
e.ii-iii Reversal of impairment write-up and allowances	-	-	(1,343,849)
e.iii Depreciation of property, plant and equipment	-	-	51,911
Staff severance indemnities (par. 1g).	(1,104,231)	(371,209)	257,650
Revenue recognition (par. 1h)	775,179	-	-
Provision for restructuring costs (par. 1i)	(525,133)	(449,508)	-
Derivative instruments (par. 1j)	169,475	-	-
Reversal of impairment loss (par. 1l)	784,302	754,352	365,585
Allowance for recoverable taxes (par. 1m)	1,613,445	(1,613,445)	-
Impairment of goodwill Ficap (par. 1d)	(6,305,562)	-	-
Stock option plan (par. 1n)	-	-	263,500
Minority interest (par. 1o)	37,669	559,713	(49,576)
Elimination of discontinued operations (par. 1p)	(144,219)	(843,146)	977
Net (loss) income from continuing operations in accordance with US GAAP	(20,996,682)	9,455,976	14,071,481
Income (loss) from discontinued operations, net of taxes and minority interest (par. 1p)	119,022	468,359	(771)
Net (loss) income in accordance with US GAAP	(20,877,660)	9,924,335	14,070,710

Other comprehensive income:
Foreign currency translation adjustment, net of taxes	-	1,553,717	608,647
Loss on hedge of the foreign currency exposure of net investment in foreign operations	(32,260,447)	(11,708,624)	(14,272,719)

Comprehensive (loss) income in accordance with US GAAP	(53,138,107)	(230,572)	406,638

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

q) Effects of conforming to US GAAP, continued

The following is a reconciliation of consolidated Shareholder's Equity differences under Chilean GAAP to the corresponding amounts under US GAAP:
	As of December 31,
	2004	2005
	ThCh$	ThCh$

Shareholder's Equity in accordance with Chilean GAAP	164,218,989	205,380,061
Reversal of revaluation of property, plant and equipment (par. 1b)
b.i Property, plant and equipment	(5,665,343)	(5,650,014)
b.ii Accumulated depreciation	2,864,543	3,074,173
Deferred income taxes (par. 1c)
c.i Reversal of complementary accounts	(5,751,332)	(5,177,333)
c.ii Deferred tax effects of US GAAP adjustments	662,346	829,512
Amortization of goodwill (par. 1d)	5,936,315	7,032,083
Acquisition of Optel (par. 1e)
e.i Reversal of negative goodwill amortization	-	(19,098)
e.i Reversal of negative goodwill	-	509,281
e.ii-iii New basis of property, plant and equipment	-	(1,853,130)
e.iii Accumulated depreciation of property, plant and equipment	-	51,911
Staff severance indemnities (par. 1g)	(3,896,149)	(3,638,499)
Reversal of impairment loss (par. 1l)	(3,906,410)	(3,101,351)
Impairment of goodwill Ficap (par. 1d)	(5,774,665)	(5,125,001)
Minority interest (par. 1n)	410,608	348,912
Shareholder's Equity in accordance with US GAAP	149,098,902	192,661,507

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

q) Effects of conforming to US GAAP, continued

The following summarizes the changes in shareholders' equity under US GAAP during the years ended December 31, 2003, 2004 and 2005:
	As of December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Balance at January 1,	91,733,799	138,924,214	149,098,902
Capital increase	100,328,522	10,405,260	43,155,967
Cumulative translation adjustment	(32,260,447)	(10,154,907)	(13,664,072)
Net (loss) income for the year	(20,877,660)	9,924,335	14,070,710
Balance at December 31,	138,924,214	149,098,902	192,661,507

  Additional disclosure requirements

  Earnings (loss) per share
	For the years ended December 31,
	2003	2004	2005
	Ch$	Ch$	Ch$

(Loss) earnings per share from continuing operations (US GAAP)	(7.35)	2.24	3.26
Earnings per share from discontinued operations (US GAAP)	0.04	0.11	-
(Loss) earnings per share (US GAAP)	(7.31)	2.35	3.26
(Loss) earnings per share (Chilean GAAP)	(6.22)	2.09	2.78

Weighted average number of common stock
outstanding (in thousands)	2,857,098	4,221,196	4,317,188

  The earnings per share figures disclosed above for both US GAAP and Chilean GAAP purposes have been calculated by dividing the respective earnings (loss) amounts in accordance with US GAAP and Chilean GAAP, respectively, by the weighted average number of common shares outstanding during the year. The Company has not issued convertible debt or equity securities nor does it have other common stock equivalent securities outstanding. Consequently, there are no potentially dilutive effects on the earnings per share of the Company.

  Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

  Income taxes

The provision for income taxes charged to the results of operations determined in accordance with US GAAP is as follows:
	For the year ended December 31, 2003
	Chile	Argentina	Peru	Brazil	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

(Loss) income before income taxes and minority interest under Chilean GAAP	(11,240,187)	(2,514,107)	1,689,297	(3,400,179)	(15,465,176)
Current income taxes as determined under Chilean GAAP	(8,267)	-	(675,142)	-	(683,409)
Deferred income taxes as determined under Chilean GAAP	(482,439)	(212,594)	(32,981)	(279,559)	(1,007,573)
Subtotal	(490,706)	(212,594)	(708,123)	(279,559)	(1,690,982)
US GAAP adjustments:
Deferred tax effects of applying SFAS No. 109	(136,124)	274,506	-	236,429	374,811
Allowance for recoverable taxes	1,613,445	-	-	-	1,613,445
Deferred tax effects of US GAAP adjustments	90,280	(826,550)	-	(173,359)	(909,629)
Reclassification of income of discontinued operations	(12,472)	-	-	-	(12,472)
Expense (benefit) for the year under US GAAP	1,064,423	(764,638)	(708,123)	(216,489)	(624,827)

	For the year ended December 31, 2004
	Chile	Argentina	Peru	Brazil	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

(Loss) income before income taxes and minority interest under Chilean GAAP	7,270,667	(2,431,109)	1,402,753	5,024,437	11,266,748
Current income taxes as determined under Chilean GAAP	(94,095)	-	(1,778,882)	(119,527)	(1,992,504)
Deferred income taxes as determined under Chilean GAAP	159,235	(252,221)	(67,649)	555,372	394,737
Subtotal	65,140	(252,221)	(1,846,531)	435,845	(1,597,767)
US GAAP adjustments:
Deferred tax effects of applying SFAS No. 109	286,893	274,506	(36,384)	-	525,015
Recoverable taxes	(1,613,445)	-	-	-	(1,613,445)
Deferred tax effects of US GAAP adjustments	63,106	-	-	-	63,106
Reclassification of income taxes of discontinued operations	226,560	-	-	-	226,560
Expense (benefit) for the year under US GAAP	(971,746)	22,285	(1,882,915)	435,845	(2,396,531)

	For the year ended December 31, 2005
	Chile	Argentina	Peru	Brazil	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
(Loss) income before income taxes and minority interest under Chilean GAAP	3,385,732	(376,884)	6,159,444	5,049,210	14,217,502
Current income taxes as determined under Chilean GAAP	(219,268)	-	(2,440,850)	(372,546)	(3,032,664)
Deferred income taxes as determined under Chilean GAAP	2,033,583	(623,345)	(242,193)	397,839	1,565,884
Subtotal	1,814,315	(623,345)	(2,683,043)	25,293	(1,466,780)
US GAAP adjustments:
Deferred tax effects of applying SFAS No. 109	402,105	-	75,833	-	477,938
Deferred tax effects of US GAAP adjustments	(43,801)	-	-	210,967	167,166
Reclassification of income taxes of discontinued operations	38	-	-	-	38
Expense (benefit) for the year under US GAAP	2,172,657	(623,345)	(2,607,210)	236,260	(821,638)

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

  Income taxes, continued

Deferred tax assets (liabilities) as of December 31, 2004 are as follows:
	Short-term			Long-term
	Deferred tax under Chilean GAAP	SFAS No. 109 applied to US GAAP adjustments	Deferred tax under US GAAP	Deferred tax under Chilean GAAP	SFAS No. 109 applied to US GAAP adjustments	Deferred tax under US GAAP
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Deferred tax assets
Allowance for doubtful accounts	522,708	-	522,708	1,026,261	-	1,026,261
Tax loss carry forwards	3,680,575	-	3,680,575	17,896,240	-	17,896,240
Valuation allowance	(10,796,140)	-	(10,796,140)	(19,146,821)	(1,367,243)	(20,514,064)
Accrued vacation expense	113,875	-	113,875	-	-	-
Property, plant and equipment held for sale	184,413	-	184,413	56,574	-	56,574
Deferred foreign currency exchange differences	-	-	-	527,116	-	527,116
Impairment of investment in Decker	-	-	-	-	1,367,243	1,367,243
Impairment of investment in Brazil	8,172,660	-	8,172,660	-	-	-
Adjustment to realizable value for property, plant and equipment	-	-	-	64,713	-	64,713
Allowance for obsolescence of inventories	525,331	-	525,331	187,020	-	187,020
Allowances for other current and long-term receivables	-	-	-	560,936	-	560,936
Write-downs of property, plant and equipment	62,453	-	62,453	311,344	-	311,344
Provision for unused property, plant and equipment	-	-	-	515,424	37,151	552,575
Other	752,808	-	752,808	671,683	77,925	749,608
Gross deferred tax assets	3,218,683	-	3,218,683	2,670,490	115,076	2,785,566

Deferred tax liabilities
Property, plant and equipment in leasing and accelerated depreciation	-	-	-	1,740,131	5,664,199	7,404,330
Manufacturing expenses	502,641	-	502,641	-	-	-
Staff Severance Indemnities	-	-	-	397,476	(397,476)	-
Negotiation of bonds	36,134	-	36,134	1,057	-	1,057
Bond issuance costs	-	-	-	181,749	-	181,749
Other	12,905	-	12,905	99,930	(62,661)	37,269
Gross deferred tax liabilities	551,680	-	551,680	2,420,343	5,204,062	7,624,405

Net assets (liabilities) deferred taxes	2,667,003	-	2,667,003	250,147	(5,088,986)	(4,838,839)

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

  Income taxes, continued

Deferred tax assets (liabilities) as of December 31, 2005 are as follows:
	Short-term			Long-term
	Deferred tax under Chilean GAAP	SFAS No. 109 applied to US GAAP adjustments	Deferred tax under US GAAP	Deferred tax under Chilean GAAP	SFAS No. 109 applied to US GAAP adjustments	Deferred tax under US GAAP
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Deferred tax assets
Allowance for doubtful accounts	370,607	228,617	599,224	788,238	-	788,238
Tax loss carry forwards	3,473,741	-	3,473,741	21,060,360	-	21,060,360
Valuation allowance	(9,041,987)	-	(9,041,987)	(21,448,718)	(1,085,473)	(22,534,191)
Accrued vacation expense	122,663	-	122,663	11,177	-	11,177
Property, plant and equipment held for sale	28,557	-	28,557	41,515	-	41,515
Deferred foreign currency exchange differences	303,265	-	303,265	140,786	-	140,786
Impairment of investment in Decker	-	-	-	-	1,085,473	1,085,473
Impairment of investment in Brazil	6,943,427	-	6,943,427	-	-	-
Adjustment to realizable value for property, plant and equipment	-	-	-	54,607	-	54,607
Allowance for obsolescence of inventories	644,268	-	644,268	91,386	-	91,386
Allowances for other current and long-term receivables	575,198	-	575,198	-	-	-
Write-downs of property, plant and equipment	20,469	-	20,469	188,981	-	188,981
Provision for unused property, plant and equipment	-	-	-	104,261	34,013	138,274
Other	414,546	-	414,546	811,814	64,277	876,091
Gross deferred tax assets	3,854,754	228,617	4,083,371	1,844,407	98,290	1,942,697

Deferred tax liabilities
Property, plant and equipment in leasing and accelerated depreciation	-	-	-	1,505,732	5,142,446	6,648,178
Manufacturing expenses	511,547	-	511,547	-	-	-
Staff Severance Indemnities	-	-	-	386,901	(386,901)	-
Negotiation of bonds	14,547	-	14,547	-	-	-
Bond issuance costs	-	-	-	155,873	-	155,873
Other	2,274	-	2,274	143,489	(80,817)	62,672
Gross deferred tax liabilities	528,368	-	528,368	2,191,995	4,674,728	6,866,723

Net assets (liabilities) deferred taxes	3,326,386	228,617	3,555,003	(347,588)	(4,576,438)	4,924,026

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

  Income taxes, continued

A reconciliation of the Chilean Statutory income tax rate to the Company's effective tax rate on net income calculated in accordance with US GAAP is as follows:
	For the years ended December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Pretax (loss) income in accordance with US GAAP	(19,761,915)	12,166,803	15,398,020

Statutory tax rate	16.5%	17.0%	17.0%

Statutory tax rate applied to pretax (loss) income	3,260,716	(2,068,357)	(2,617,663)
Effect on tax and financial equity restatement (1)	628,375	440,738	691,990
Non-taxable income	1,796,221	(167,309)	544,358
Non-deductible expenses	(3,303,791)	1,521,881	557,552
Adjustments for application of BT 64	5,161,672	3,115,626	3,732,080
Other local taxes	180,368	-	-
Foreign taxes in excess of domestic rate	(267,368)	(1,423,385)	(1,922,146)
Valuation allowance changes affecting the provision for income taxes	(8,272,440)	(3,314,445)	(1,802,977)
Reclassification of income taxes related to discontinued operations	(12,472)	226,560	38
Other	203,892	(727,840)	(4,870)
At effective tax rate	(624,827)	(2,396,531)	(821,638)

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

Expiration dates of the tax loss carry-forwards as of December 31, 2005 are as follows:
Country	2006	2007	2008	2009	2010	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Argentina (1)	2,400,753	1,523,488	78,203	589,829	52,886	23,175,159
Brazil (2)	-	-	-	-	-	10,216,884
Chile (3)	-	-	-	-	-	82,659,265
Total	2,400,753	19,523.488	78,203	589,829	582,886	116,051,308

(1) Tax-loss carry-forwards in Argentina expire in 5 years under current tax legislation.

(2) Tax-loss carry-forwards in Brazil under current tax legislation do not expire but the deduction from taxable income is limited to 30% of the taxable income.

(3) Tax loss carry-forwards do not expire in Chile under current tax legislation.

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

  Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base located in Chile, Argentina, Brazil and Peru. The Company's credit risk customer base sales in this region amounted to approximately 77.4% and 78.66% as of December 31, 2004 and 2005 respectively. As of these dates, no customer has outstanding receivables of more than 10%. Furthermore, the Company does not require collateral or security for its accounts receivable.

  Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

  Collective bargaining agreements

  As of December 31, 2005, approximately 74.79% of the Company's employees are covered by collective bargaining agreements. Of the employees covered by collective bargaining agreements, 54.63% of the agreements will expire within one year.

  Lease commitments

  The Company leases certain property under long-term non-cancelable leases, which are accounted for as capital leases. The related future minimum lease payments as of December 31, 2005 were as follows:

As of December 31, 2005
ThCh$

2006	409,818
2007	636,553
2008	455,179
2009	485,016
2010	505,095
Due after 5 years	3,450,610
Total	5,942,271

  Operating lease and related future minimum payments as of December 31, 2005 are presented as follows:

As of December 31, 2005
ThCh$

Due within 1 year	273,014
Due after 1 year but within 2 years	153,064
Due after 2 years but within 3 years	25,287
Due after 3 years but within 4 years	25,287
Due after 4 years but within 5 years	25,287
Due after 5 years	25,287
Total	527,226

  Cash paid for operating leases for the year ended December 31, 2005 was ThCh$ 312,570.

  Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

  Advertising Costs

  The Company expenses advertising costs when the related advertising has been published or aired. Advertising expenses amounted to ThCh$ 545,415, ThCh$ 523,847 and ThCh$ 391,629 for the years ended December 31, 2003, 2004 and 2005, respectively.

  Fair value of financial instruments

The accompanying tables provide disclosure of the estimated fair value of financial instruments owned by the Company. Carrying values are based on amounts reported in accordance with Chilean GAAP. The following methods and assumptions were used to estimate the fair value of each class of financial instruments at December 31, 2004 and 2005, for which it is practicable:

Cash and Cash Equivalents - Cash and Cash Equivalent are stated at the carrying amounts, which approximate fair values.

Marketable securities - The fair value of marketable securities is based on quoted market prices.

Long-term accounts receivable - As substantially all of the Company's long-term accounts receivable bear interest rates at variable rates, and these interest rates are stated at current market rates, the carrying value of the long-term accounts balance approximates fair value.

Short-term and long-term debt - The fair value of short-term and long-term debt is based on rates currently available to the Company for debt with similar terms and remaining maturities.

Other current liabilities - This category consists of current liabilities whose carrying value approximates their fair value. The derivative contracts' fair value is based on market-prices at December 31, 2004, and 2005 respectively.

Other current assets - The fair value of these derivative contracts is based on market price.

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

g) Fair value of financial instruments, continued

The following represent the company's required disclosures regarding the fair value of financial instruments under US GAAP as of December 31, 2004 and 2005,

	As of December 31,
	2004		2005
	Carrying	Fair	Carrying	Fair
	Amount	value	Amount	Value
	ThCh$	ThCh$	ThCh$	ThCh$
Assets:
Cash	3,101,210	3,101,210	4,281,988	4,281,988
Time deposits and marketable securities	4,261,571	4,261571	244,128	244,128
Other current assets	5,972,167	5,972,167	3,264,937	3,264,937
Derivative financial instruments	-	-	118,325	118,325
Financial assets:
Investments in other companies	29,747	29,747	2,666,058	2,666,058
Long-term accounts receivable	803,854	803,854	347,302	347,302
Short-term debt:
Short-term bank borrowings (includes current portion of long-term liability)	23,305,077	23,227,154	26,942,883	26,943,011
Current portion of bonds payable	4,059,239	4,101,688	4,254,251	4,263,322
Current portion of long-term liabilities	938,154	938,154	409,818	409,818
Other current liabilities	646,004	646,004	964,665	964,665
Long-term debt:
Bonds payable	28,326,635	29,311,907	24,208,382	24, 450,716
Long-term bank borrowings:
Long-term liabilities	67,856,414	67,629,529	24,618,328	24,309,280
Derivative financial instruments	545,558	545,558	15,729	15,729

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

h) Restrictions on net assets

As stated in Note 22 the Company has subsidiaries that must abide by certain financial ratios and covenants that require minimum equity levels or that contain other characteristics that restrict the transfer of assets to the parent company. The amounts of Madeco's proportional share in restricted net assets in consolidated subsidiaries as of December 31, 2005 are as follows:

Proportionate share of restricted net assets
Legal Entity	as of December 31, 2005
ThCh$

Alusa S.A.	24,098,720
Indalum S.A.	29,052,829

The consolidated retained earnings which represent undistributed earnings of investees accounted for using the equity method as of December 31, 2005 amounts to ThCh$ 701,130.

i) Comprehensive income (loss)

The Company presents comprehensive income and its components with the objective to report a measure of all changes in shareholders' equity that result from transactions and other economic events of the period other than transactions with owners ("comprehensive income"). Comprehensive income is the total net income and other non-owner equity transactions that result in changes in net equity.

The following represents accumulated other comprehensive income balance, for the years ended December 31, 2003, 2004 and 2005:
	For the year ended December 31, 2003
	Foreign currency translation adjustment related to foreign subsidiaries	Chilean GAAP cumulative translation adjustment	Effect of US GAAP adjustments on cumulative translation adjustment	Accumulated Other Comprehensive Income (Loss)

Beginning balance	44,987,779	-	-	44,987,779
Credit (charge) for the period	-	(32,260,447)	-	(32,260,447)
Ending balance	44,987,779	(32,260,447)	-	12,727,332

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

i) Comprehensive income (loss), continued

	For the year ended December 31, 2004
	Foreign currency translation adjustment related to foreign subsidiaries	Chilean GAAP cumulative translation adjustment	Effect of US GAAP adjustments on cumulative translation adjustment	Accumulated Other Comprehensive Income (Loss)

Beginning balance	12,727,332	-	-	12,727,332
Credit (charge) for the period	-	(11,708,624)	1,553,717	(10,154,907)
Ending balance	12,727,332	(11,708,624)	1,553,717	2,572,425

	For the year ended December 31, 2005
	Foreign currency translation adjustment related to foreign subsidiaries	Chilean GAAP cumulative translation adjustment	Effect of US GAAP adjustments on cumulative translation adjustment	Accumulated Other Comprehensive Income (Loss)

Beginning balance	2,572,425	-	-	2,572,425
Credit (charge) for the period	-	(14,272,719)	608,647	(13,664,072)
Ending balance	2,572,425	(14,272,719)	608,647	(11,091,648)

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

        Reclassifications for US GAAP purposes

Under Chilean GAAP, the following income and expenses are classified as non-operating expenses whereas under US GAAP they would be classified as operating income and expenses:
	Charge/(credit)
	For the years ended December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Gain on sale of property, plant and equipment	(148,541)	(59,737)	(193,045)
Recovery of tax benefits in foreign subsidiaries	-	-	(502,210)
Other non-operating income	-	-	(107,269)
Amortization of goodwill	1,957,847	1,804,141	1,659,957
Staff severance indemnity payments related to restructuring	-	-	272,622
Obsolescence and write-offs of other long-term assets	1,784,667	388,473	240,944
Provision for lawsuits settlements	48,840	46,984	98,395
Adjustment to realizable value of assets held for sale	644,339	407,796	242,365
Depreciation of inactive assets (Argentina)	2,106,959	2,323,396	1,353,459
Government fines, taxes and interest from foreign subsidiaries	-	-	908,431
Valuation allowance for fixed and other assets (Argentina)	872,026	293,264	-
Accrual for contingent liabilities and lawsuits	356,756	219,703	-
Provision for subsidiary in liquidation Optel Ltda.	5,221,877	-	-
Allowance for closure and valuation of assets in foreign subsidiaries (Ingewall and Uruguay)	513,040	79,178	38,985
Other non-operating expense	475,025	54,671	103,109

Total	13,832,835	5,557,869	4,115,743

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

  Reclassifications for US GAAP purposes, continued

The condensed consolidated statements of income for the years ended December 31 under US GAAP are presented as follows:

	For the years ended December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Sales	248,114,594	331,799,212	365,249,894
Cost of sales	(229,016,928)	(286,968,178)	(314,532,513)
Gross Margin	19,097,666	44,831,034	50,717,381
Administrative and selling expenses	(22,914,907)	(22,796,843)	(24,328,877)
Operating (loss) income......	(3,817,241)	22,034,191	26,388,504
Non-operating income and expenses, net	(15,944,674)	(9,867,388)	(10,990,484)
Net (loss) income before income taxes and minority interest interest	(19,761,915)	12,166,803	15,398,020
Income taxes	(624,827)	(2,396,531)	(821,638)
Equity in participation on (loss) income of related companies, net	(33,589)	(23,841)	281,074
(Loss) income before minority interest	(20,420,331)	9,746,431	14,857,456
Minority interest	(576,351)	(290,455)	(785,975)
Net (loss) income from continuing operations	(20,996,682)	9,455,976	14,071,481
Net income (loss) from discontinued operations	119,022	468,359	(771)
Net (loss) income	(20,877,660)	9,924,335	14,070,710

Other comprehensive income (loss):
Loss on hedge of the foreign currency exposure of net investment in foreign operations	(32,260,447)	(11,708,624)	(14,272,719)
Cumulative translation adjustment	-	1,553,717	608,647
Comprehensive net (loss) income	(53,138,107)	(230,572)	406,638

Certain reclassifications would be made to the Chilean GAAP balance sheet in order to present Chilean GAAP amounts in accordance with presentation requirements under US GAAP.

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

j) Reclassifications for US GAAP purposes, continued

The following are summarized balance sheets of the Company using a US GAAP presentation and amounts determined in accordance with US GAAP:

	As of December 31,
	2004	2005
	ThCh$	ThCh$

Current assets	152,145,967	156,083,210
Property, plant, and equipment	313,080,888	302,351,883
Accumulated depreciation of property, plant and equipment	(164,739,158)	(165,503,414)
Property, plant, and equipment, net	148,341,730	136,848,469
Goodwill, net	22,698,747	20,397,142
Other assets	20,280,099	21,600,924
Total assets	343,466,543	334,929,745

Current liabilities	65,749,656	69,337,151
Long-term liabilities	118,324,496	63,073,177
Minority interest	10,293,489	9,857,910
Shareholders' equity	149,098,902	192,661,507
Total Liabilities and Shareholders' equity	343,466,543	334,929,745

k) Cash flow information

The statement of cash flow under Chilean GAAP differs in certain aspects from the presentation of the same statement under US GAAP, as follows:
	For the years ended December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Cash (used in) provided by operating activities under Chilean GAAP	(6,035,120)	4,921,838	10,376,619

Cash (used in) provided by operating activities under US GAAP	(6,035,120)	4,921,838	10,282,491

Cash provided by (used in) financing activities under Chilean GAAP	35,444,325	(23,404,830)	(4,076,984)

Cash provided by (used in) financing activities under US GAAP	35,444,325	(23,404,830)	(4,076,984)

Cash used in investing activities under Chilean GAAP	(32,401,214)	25,396,060	(11,541,235)
Purchase of investments	(333,460)	-	-

Cash used in investing activities under US GAAP	(32,734,674)	25,396,060	(11,541,235)

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

k) Cash flow information, continued

The detail of cash and cash equivalents in US GAAP is a follows:
	As of December 31,
	2004	2005
	ThCh$	ThCh$

Cash in banks	3,101,210	4,281,988
Time deposits	4,215,479	-
Marketable securities	46,092	150,000
Securities purchased under agreements to resell	5,972,167	3,264,911
Total	13,334,948	7,696,899

l) Segment reporting

The Company provides disclosures in accordance with Statement of Financial Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") which establishes standards for reporting information about operating segments in annual financial statements as well as related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial statement information is available and is evaluated regularly by the chief operating decision maker in making decisions about allocating resources and assessing performance. The Company operates in four business segments including Wire and Cable, Brass Mills, Flexible Packaging and Aluminum Profiles.

The accounting policies of each segment are as described in the Company's summary of significant accounting policies (See Note 2). The following is a description of the four segments:

Wire and Cable

The Company produces and sells in Chile, Argentina, Peru and Brazil various wire and cable products designed to meet client needs in the telecommunications, energy, mining, construction and manufacturing industries. Wire and Cable products have certain generalized differentiating characteristics, such as single or multiple strand (wire), twisted strands (cable), bare or insulated, type of material used for insulation, and magnetic or non-magnetic.

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

l) Segment reporting, continued

Brass Mills

The Company's Brass Mills segment manufactures a variety of products used by other industrial companies and the construction sector. These products include pipes, bars, busbars and sheets made of copper, copper alloy, brass, aluminum and aluminum alloy. The Company also manufactures coin blanks and minted coins, which are produced principally from alloys comprised of copper, nickel, aluminum and zinc. While the Company's Brass Mills facilities are located in Chile and Argentina, a significant portion of revenues are generated from export sales. Exports for the pipes, bars and sheets, or "PBS" division of the Brass Mills may include sales to customers in countries other than Chile or Argentina. Exports for the Coins division of the Brass Mills unit may include sales to customers in any country other than Chile.

Flexible Packaging

The Company's Flexible Packaging segment manufactures flexible packaging for use in the packaging of large scale consumer products, as well as aluminum foil and plastic wrap, for both commercial and home use. The Company has flexible packaging operations in Chile and Argentina. In Peru, the subsidiary Alusa also has a 25% interest in two Peruvian operations, Peruplast S.A. and Tech Pak S.A. that operate in that business. Financial information of these investees is not considered as part of segment data reviewed by the chief operating decision maker and consequently these investees are not included in the segment information presented below.

Aluminum Profiles

The Company's aluminum segment manufactures aluminum siding used principally in the construction sector for window frames, door frames, external and internal hardware fixtures, and customized goods for the production of industrial durable goods.

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

l) Segment reporting, continued

Segment Reporting

The Company presents segment information in accordance with Chilean GAAP. Disclosure of segment data and a reconciliation of the total amounts reported by reportable segments to the consolidated amounts in the financial statements are as follows:
	For the year ended December 31, 2003
	Wire and	Brass	Flexible
	Cable	Mills	Packaging	Aluminum	Unallocated	Elimination	Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Sales to external customers	117,368,903	59,653,508	44,320,600	31,034,548	-	-	252,377,559
Intersegment sales	21,267,464	6,494,101	4,340	-	-	(27,765,905)	-
Total revenues	138,636,367	66,147,609	44,324,940	31,034,548	-	(27,765,905)	252,377,559
Interest expense	4,933,412	6,154,553	904,187	1,240,906	-	-	13,233,058
Income taxes	(1,159,049)	(198,293)	204,282	(537,922)	-	-	(1,690,982)
Depreciation expense	(6,223,546)	(2,657,266)	(2,226,111)	(650,944)	-	-	(11,757,867)
Operating income	(1,082,612)	1,536,144	3,459,373	4,005,441	-	-	7,918,346

Identifiable assets at December 31, 2003	187,477,891	76,020,369	60,393,773	36,160,798	15,515,490	-	375,568,321
Capital expenditures	378,133	429,434	2,461,777	424,814	-	-	3,694,158
	For the year ended December 31, 2004
	Wire and	Brass	Flexible
	Cable	Mills	Packaging	Aluminum	Unallocated	Elimination	Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Sales to external customers	172,254,729	87,051,757	46,741,860	29,651,869	-	-	335,700,215
Intersegment sales	30,127,533	10,550,551	512	-	-	(40,678,596)	-
Total revenues	202,382,262	97,602,308	46,742,372	29,651,869	-	(40,678,596)	335,700,215
Interest expense	4,940,606	4,993,002	518,100	945,857	-	-	11,397,565
Income taxes	(1,085,957)	1,001,193	(551,668)	(961,335)	-	-	(1,597,767)
Depreciation expense	(5,735,205)	(2,560,821)	(2,195,059)	(682,111)	-	-	(11,173,196)
Operating income	10,870,215	8,453,125	3,301,863	3,457,147	-	-	26,082,350

Identifiable assets at December 31, 2004	187,991,813	67,954,604	59,793,536	39,008,299	506,788	-	355,255,040
Capital expenditures	1,585,285	441,886	4,050,949	590,802	-	-	6,668,922

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

l) Segment reporting, continued

	For the year ended December 31, 2005
	Wire and	Brass	Flexible
	Cable	Mills	Packaging	Aluminum	Unallocated	Elimination	Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Sales to external customers	212,061,404	79,908,600	44,158,962	29,358,534	-	-	365,487,500
Intersegment sales	26,838,534	11,342,123	-	-	-	(38,180,657)	-
Total revenues	238,899,938	91,250,723	44,158,962	29,358,534	-	(38,180,657)	365,487,500
Interest expense	5,168,207	3,002,886	397,320	791,082	-	-	9,359,495
Income taxes	(2,062,034)	1,652,235	(318,909)	(738,072)	-	-	(1,466,780)
Depreciation expense	(5,564,989)	(2,504,102)	(2,219,691)	(954,464)	-	-	(11,243,246)
Operating income	19,390,555	2,023,288	3,425,901	3,000,652	-	-	27,840,396

Identifiable assets at December 31, 2005	184,888,942	63,505,019	56,643,044	36,963,558	2,337,119	-	344,337,682
Capital expenditures	2,513,346	811,146	5,281,945	1,791,511	-	-	10,397,948

The following represents sales data for the years ended December 31, 2003, 2004 and 2005 and property, plant and equipment information by geographic area as of December 31, 2004 and 2005:
				Property, plant
	Sales			and equipment
	2003	2004	2005	2004	2005
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	154,486,311	195,989,332	167,795,893	76,184,119	74,531,690
Brazil	54,200,346	74,502,084	87,643,502	42,431,435	36,465,993
Argentina	17,358,469	22,915,519	52,609,926	24,607,225	23,087,600
Peru	26,332,433	42,293,280	57,438,179	12,453,754	10,778,745
Total	252,377,559	335,700,215	365,487,500	155,676,533	144,864,028

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

m) Discontinued Operation

As described in Note 32 par. q) during 2005 the Company disposed substantially all of its assets of subsidiary Alufoil S.A. that was accounted for as discontinued operations in accordance with SFAS 144, accordingly, amounts in the reconciliation of net income to US GAAP and the additional disclosure notes required under US GAAP for all periods shown, reflect discontinued accounting.

The following major classes of discontinued combined assets and combined liabilities included in the Madeco S.A. consolidated balance sheet under US GAAP:

	As of December 31,
	2004	2005
	ThCh$	ThCh$

Current assets	3,203,833	2,796,096
Property, plant, and equipment	942,109	128,103
Accumulated depreciation of property, plant and equipment	(314,516)	(128,103)
Property, plant, and equipment, net	627,593	-
Total assets	3,831,426	2,796,096

Current liabilities	1,038,425	4,111
Shareholders' equity	2,793,001	2,791,985
Total liabilities and shareholders' equity	3,831,426	2,796,096

The following major classes of revenues and expenses are included in the Madeco S.A. consolidated income statement under US GAAP, presented net of taxes as discontinued operations:

	For the years ended December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Sales	4,262,964	3,901,003	237,606
Costs of sales	(3,539,047)	(3,078,921)	(271,891)
Gross Margin	723,917	822,082	(34,285)
Administrative and selling expenses	(533,696)	(612,431)	(17,983)
Operating (loss) income......	190,221	209,651	(52,268)
Non-operating income and expenses, net	(46,002)	633,495	51,291
Net (loss) income before income taxes and minority interest	144,219	843,146	(977)
Income taxes	12,472	(226,560)	(38)
(Loss) income before minority interest	156,691	616,586	(1,015)
Minority interest	(37,669)	(148,227)	244
Net income (loss) from discontinued operations	119,022	468,359	(771)

Note 32 - Differences between Chilean and United States Generally Accepted Accounting Principles, continued

n) Recent accounting pronouncements

Stock Based Compensation

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment ("SFAS 123(R)"), which replaces SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123") and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The proforma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. The Company is required to adopt SFAS 123(R), beginning January 1, 2006. Under SFAS 123(R), the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123(R),while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. The Company is evaluating the requirements of SFAS 123(R) and expects that the adoption of SFAS 123(R) will have an impact on its consolidated results of operations and earnings per share. The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However had the Company adopted SFAS 123(R) in prior periods the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro-forma net income and earnings per share in Note 32 1n) to the consolidated financial statements.