Form 20-F
period 2006-12-31
MADECO SA
filed 2007-06-28
CIK 899296

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-11870

MADECO S.A.

(Exact name of Registrant as specified in its charter)

MADECO INC.

(Translation of Registrant’s name into English)

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

Not applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Stock, without par value………………………………. 5,541,192,887

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [ ] No [x]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [ ] No [x]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [x] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ] Accelerated Filer [x] Non accelerated filer [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ ] Item 18 [x]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ] No [x]

TABLE OF CONTENTS

PRESENTATION OF INFORMATION

FORWARD LOOKING STATEMENTS

REQUESTS FOR INFORMATION

PART I

ITEM 1. Identity of Directors, Senior Management and Advisers

ITEM 2. Offer Statistics and Expected Timetable

ITEM 3. Key Information

ITEM 4. Information on the Company

ITEM 5. Operating and Financial Review and Prospects

ITEM 6. Directors, Senior Management and Employees

ITEM 7. Major Shareholders and Related Party Transactions

ITEM 8. Financial Information

ITEM 9. The Offer and Listing

ITEM 10. Additional Information

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk

ITEM 12. Description of Securities Other than Equity Securities

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

ITEM 14. Material Modifications of the Rights of Security Holders and Use of Proceeds

ITEM 15. Controls and Procedures

ITEM 16.

PART III

ITEM 17. Financial Statements

ITEM 18. Financial Statements

ITEM 19. Exhibits

PRESENTATION OF INFORMATION

Go to Table of Contents

Madeco S.A. is a sociedad anónima abierta (open stock corporation) organized under the laws of the Republic of Chile (“Chile”). In this Annual Report on Form 20-F (the “Annual Report”), unless otherwise specified, all references to “Madeco” or the “Company” are to Madeco S.A. together with its consolidated subsidiaries and references to “Madeco Chile” include only Madeco S.A. The fiscal year for the Company ends on December 31 of each year. Madeco prepares its financial statements in Chilean pesos (Ch$) and in conformity with Chilean generally accepted accounting principles, or “Chilean GAAP”. Chilean GAAP as applied to Madeco differs in certain important respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). See Note 32 to Madeco’s audited consolidated financial statements (together with the notes thereto, the “Consolidated Financial Statements”) for the years ended December 31, 2004, 2005 and 2006 (with the exception of the Balance Sheet, which is included only as of December 31, 2005 and 2006), contained elsewhere in this Annual Report, for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income or loss and total shareholders’ equity for the periods and as of the dates therein indicated. Unless otherwise specified, financial data for all periods included in the Consolidated Financial Statements and elsewhere throughout this Annual Report have been restated in constant Chilean pesos as of December 31, 2006 (which is further explained in Note 2 to the Consolidated Financial Statements). For clarity of presentation, certain amounts represented in U.S. dollars and Chilean pesos, as well as percentages, have been rounded. As a result, certain totals may not directly reflect the sum of their components.

Madeco’s operations are organized into four business units: Wire & Cable, Brass Mills, Flexible Packaging and Aluminum Profiles. The following table sets forth the divisions within each business unit as well as the countries where Madeco maintains operations for each respective business:

Business Unit	Divisions	Countries of Operations
Wire & Cable	Metallic Cable Copper Rod Optical Fiber (3)	Chile, Brazil, Peru, Argentina(1) and Colombia(2) Chile and Peru Argentina
Brass Mills	Pipes, Bars and Sheets (“PBS”) Coins and Sheets	Chile and Argentina (1) Chile
Flexible Packaging	N/A	Chile, Argentina and Peru(2)
Aluminum Profiles	N/A	Chile

(1) Certain facilities in the Wire & Cable business unit located in Argentina have been, on a non-continuous basis, partially reopened and the Brass Mills business unit facilities located in Argentina are operating at limited capacity. See “Item 4. Information on the Company – History and Development of the Company — History”.
(2) See “Item 4. Information on the Company – History and Development of the Company — Recent Developments”.
(3) See “Item 4. Information on the Company – History and Development of the Company — History”.

To facilitate an understanding of the Company’s activities and performance, information for a business unit may be presented by division. In each division, exports are defined as sales to customers in countries where the Company does not maintain operations for the corresponding business.

The Company uses the metric system of weights and measures in calculating its operating and financial data. A conversion table of the most common metric units used by the Company and their U.S. equivalent units is set forth below:

1 kilometer = 0.6214 miles	1 mile = 1.6093 kilometers
1 meter = 3.2808 feet	1 foot = 0.3048 meters
1 kilogram = 2.2046 pounds	1 pound = 0.4536 kilograms
1 ton = 2,204.6 pounds

This Annual Report contains various estimates by the Company of industry size, market share data and related sales volume information. These estimates are based principally on the Company’s analysis of available information, which includes: (i) the Company’s internal production and sales data; (ii) import and export reports made available by customs authorities; (iii) copper sales reports from Corporación Chilena del Cobre (the Chilean Copper Corporation, or “Cochilco”); (iv) import and export reports from central banks of the countries where the Company has operations; (v) production reports from the Company’s suppliers of copper rods; (vi) sales information filed publicly by some of the Company’s competitors; and (vii) information informally obtained from market participants and the Company’s suppliers. No third parties or other independent companies have provided estimates or confirmed the Company’s market share calculations and estimates. Sources that use methodologies, which are not identical to the Company’s, may produce different results.

                                                                    FORWARD LOOKING STATEMENTS

Go to Table of Contents

This Annual Report includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). These statements relate to analyses and other information, which are based on forecasts of future results and estimates of amounts not yet determinable. The statements also relate to the Company’s future prospects, development and business strategies.

These forward-looking statements are identified by the use of terms and phrases such as “anticipates”, “believes”, “could”, “designed to”, “estimates”, “expects”, “goal”, “intends”, “may”, “plans”, “predicts”, “projects”, “should”, “thinks”, “will” and similar terms and phrases. Actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation:

Estimates Relating to the Company’s Capital Expenditures Plan. The Company reviews its capital investment program periodically and changes to the program are made as it believes is appropriate. Accordingly, there can be no assurance that the Company will fully implement its capital expenditures plan and the actual amount of future capital expenditures will depend on a variety of factors. See “Item 5. Operating and Financial Review and Prospects — Capital Expenditures” for a discussion of the Company’s expected future capital expenditures;

“Cost-plus” Pricing Policy. Although the Company intends to continue its cost-plus pricing policy, there can be no assurance that the Company will be able to increase its selling prices in response to increases in the cost of raw materials in the future. See “Item 3. Key Information — Risk Factors”, “Item 4. Information on the Company — Raw Materials” and “Item 5. Operating and Financial Review and Prospects — Fluctuations in LME Metal Prices and Exchange Rates between Currencies” for a discussion of the effects of fluctuations in the price of raw materials;

Competition. Although the Company believes it will continue to compete effectively in its markets and industries, no assurance can be given in this regard. See “Item 3. Key Information — Risk Factors” and “Item 4. Information on the Company — Business Overview” for a discussion of factors that could affect the Company’s ability to compete;

Dividends. The Company’s current dividend policy is subject to various factors, including those described under “Item 8. Financial Information — Dividend Policy” and “Item 4. Information of the Company – History and Developments of the Company — Recents Developments”;

Economic Developments in Argentina and other Latin America Countries. The economic deterioration in Argentina, which occurred in prior years, had materially adversely affected the Company. Adverse changes in any of the Latin American economies where the Company operates with respect to economic growth, currency devaluation, rates of inflation and other factors could have an adverse effect on the Company’s business and results of operations. See “Item 3. Key Information — Selected Financial Data — Risk Factors” and “Item 5. Operating and Financial Review and Prospects — Economic Overview”;

Political Developments in Latin America. Adverse changes in the political situations in countries where the Company operates, including, without limitation, political instability and reversal of market-oriented reforms or the failure of such reforms to achieve their goals, could have an adverse effect on the Company’s business and results of operations. See “Item 3. Key Information — Risk Factors”;

Developments in Domestic and International Markets. Adverse changes in the international markets for the Company’s products, including domestic markets where the Company maintain operations as well as other Latin American countries, Asia, the United States or Europe could have an adverse effect on the Company’s business and results of operations. See “Item 3. Key Information — Risk Factors”; and

Additional Factors. See “Item 3. Key Information — Risk Factors”, for a discussion of some of the additional factors that could cause actual results to differ materially from those expected by the Company.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

REQUESTS FOR INFORMATION

Go to Table of Contents

Written requests for copies of this Annual Report should be directed to Madeco S.A., Ureta Cox 930, San Miguel, Santiago, Chile, Attention: Investor Relations. Facsimile requests may be directed to (56-2) 520-1545. Telephone requests may be directed to (56-2) 520-1380. E-mail requests may be directed to ir@madeco.cl. Additional information about the Company and its products can be found at www.madeco.cl. The contents of this website are not incorporated into this Annual Report.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisers

Go to Table of Contents

Not applicable

ITEM 2. Offer Statistics and Expected Timetable

Go to Table of Contents

Not applicable

ITEM 3. Key Information

Go to Table of Contents

Selected Financial Data

The following table presents selected consolidated financial information for the Company as of the dates and for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements of the Company included elsewhere herein. The Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. Note 32 to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company and includes a reconciliation of net income or loss for the years ended December 31, 2004, 2005 and 2006 and shareholders’ equity as of December 31, 2005 and 2006 to U.S. GAAP.

For clarity of presentation, certain amounts represented in U.S. dollars and Chilean pesos, as well as percentages, have been rounded. As a result, certain totals may not directly reflect the sum of their components.

Financial information as of and for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 is presented below in constant pesos as of December 31, 2006.

	Year ended December 31,
	2002	2003	2004	2005	2006
	(in millions of constant Ch$ as of December 31, 2006)
Income Statement Data (Chilean GAAP)
Net sales	280,572	257,677	342,750	373,163	559,141
Operating income	4,383	8,085	26,630	28,425	51,766
Non-operating income	2,489	2,040	2,556	3,478	2,410
Non-operating expense	(45,330)	(27,862)	(17,418)	(14,597)	(15,983)
Price-level restatement and currency translation	(9,242)	1,886	(265)	(2,810)	(1,272)
Income tax	1,535	(1,727)	(1,631)	(1,498)	(5,205)
Net income (loss)	(43,973)	(18,143)	9,004	12,267	30,204

	Year ended December 31,
	2002	2003	2004	2005	2006
	(in millions of constant Ch$ as of December 31, 2006) (1)
Income Statement Data (U.S. GAAP)
Net sales	276,258	253,325	338,767	372,920	559,141
Operating income (loss)	(26,011)	(3,897)	22,497	26,943	49,606
Non-operating income and expenses	(18,052)	(16,280)	(10,074)	(11,221)	(10,044)
Income taxes	2,867	(638)	(2,447)	(839)	(4,618)
Net income (loss) from continuing operations	(48,086)	(21,438)	9,655	14,367	34,041
Net income (loss) from discontinuing operations	297	121	478	(1)	-
Net income (loss)	(47,789)	(21,316)	10,133	14,366	34,041

Per share (Chilean GAAP)
Number of shares as of December 31 (in thousands)	405,511	4,120,088	4,441,193	5,348,390	5,541,193
Number of shares, weighted average (in thousands)	390,614	2,857,098	4,221,196	4,537,185	5,471,995
Net income (loss) per share	(108.4)	(4.4)	2.0	2.3	5.5
Net income (loss) per share, weighted average	(112.6)	(6.4)	2.1	2.7	5.5
Dividend per share in Ch$ (2)	-	-	-	-	-
Dividend per ADS in US$ (2)	-	-	-	-	-

Per share (U.S. GAAP)
Earnings (loss) per share from continuing operations (US GAAP)	(123.10)	(7.50)	2.29	3.17	6.22
Earnings per share from discontinued operations (US GAAP)	0.76	0.04	0.11	-	-
Earnings (loss) per share (US GAAP)	(117.8)	(5.2)	2.3	2.7	6.1
Earnings (loss) per share (US GAAP), weighted average	(122.3)	(7.5)	2.4	3.2	6.2

Balance Sheet Data (Chilean GAAP)
Current assets	132,244	157,323	159,994	162,260	232,284
Fixed assets	220,305	176,464	158,946	147,906	147,948
Total assets	413,992	383,455	362,715	351,569	416,782
Current liabilities	196,446	85,131	67,288	70,951	80,243
Long-term liabilities	94,256	127,554	116,831	60,504	73,515
Total liabilities	290,702	212,685	184,119	131,455	153,759
Interest bearing debt	245,168	174,870	141,481	87,771	103,695
Minority interest	14,654	10,776	10,929	10,421	11,468
Total Shareholders’ equity	108,636	159,994	167,668	209,693	251,555

Balance Sheet Data (U.S. GAAP)
Current assets	119,771	150,318	155,341	159,361	228,378
Property, plant and equipment, net	210,014	167,094	151,457	139,722	141,328
Other long-term assets	70,707	50,628	43,881	42,880	43,843
Total assets	400,492	368,040	350,679	341,963	413,549
Current liabilities	114,664	80,823	67,131	70,793	79,623
Long-term liabiliies	177,515	134,598	120,810	64,398	80,426
Total liabilities	292,179	215,421	187,941	135,191	160,049
Interest-bearing debt	245,168	174,870	141,481	87,771	103,695
Minority interest	14,654	10,777	10,509	10,065	11,163
Total Shareholders’ equity	93,660	141,841	152,230	196,707	242,337

(1) Except for per share data, which is presented in constant Ch$ as of December 31, 2006.
(2) The Company has not distributed dividends since May 10, 1999. Until May 2003, 1 ADS was equivalent to 10 ordinary shares. On May 12, 2003, this ratio was changed to 1 ADS = 100 shares, as described in "Item 9. The Offer and Listing — Offer and Listing Details".

Exchange Rate Information

Exchange Rates

Prior to 1989, Chilean law permitted the purchase and sale of foreign currency only in those cases explicitly authorized by the Central Bank of Chile (“the Central Bank”). The Central Bank Act, which was enacted in 1989, liberalized the rules that govern the ability to buy and sell foreign currency. The Central Bank Act now empowers the Central Bank to determine that certain purchases and sales of foreign currency specified by law must be carried out in the Formal Exchange Market. The Formal Exchange Market is formed by banks and other entities so authorized by the Central Bank. All payments and distributions with respect to Company’s American Depositary Shares (“ADSs”) referred to in this Annual Report must be transacted in the Formal Exchange Market.

For purposes of the operation of the Formal Exchange Market, the Central Bank sets a reference exchange rate (dólar acuerdo) (the “Reference Exchange Rate”). The Reference Exchange Rate is reset monthly by the Central Bank, taking internal and external inflation into account, and is adjusted daily to reflect variations in parities between the Chilean peso and each of the U.S. dollar, the Japanese yen and the Euro. In the past, authorized transactions by banks were generally conducted within a certain band above or below the Reference Exchange Rate. In January 1992, the Central Bank reduced the Reference Exchange Rate by 5% and widened the band for transactions in the Formal Exchange Market from 5% to 10%. In November 1994, the Central Bank reduced the Reference Exchange Rate by approximately 10%. In November 1995, the Central Bank reduced the Reference Exchange Rate by approximately 2%. In January 1997, the Central Bank widened the band for transactions in the Formal Exchange Market to 12.5%. On June 25, 1998, the Central Bank reduced the band for transactions in the Formal Exchange Market to 2% above and 3.5% below the Reference Exchange Rate. At that time, the Central Bank also announced the elimination of a fixed 2% (peso re-valuing) factor which had previously been taken into account in the annual resetting of the Reference Exchange Rate. In September 1998, the Central Bank began a gradual widening of the exchange rate band from 3.5% to 5% above and below the Reference Exchange Rate. In December 1998, the Central Bank set the exchange band at 8% above and below the Reference Exchange Rate and provided for the gradual widening of the limits of the band at a daily rate of 0.01375%. In order to keep fluctuations in the average exchange rate within certain limits, the Central Bank intervened by buying or selling foreign currency on the Formal Exchange Market. In September 1999, the Central Bank decided to suspend its formal commitment to intervene in the exchange market to maintain the limits of the band, and decided to intervene in the market only under extraordinary circumstances and with advance notification. The Central Bank also committed itself to providing periodic information about the levels of its international reserves.

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

Purchases and sales of foreign currency effected outside the Formal Exchange Market are carried out in the Mercado Cambiario Informal (the “Informal Exchange Market”). The Informal Exchange Market reflects the supply and demand for foreign currency. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. On June 6, 2007, the average exchange rate in the Informal Exchange Market was Ch$527.25 per U.S. dollar and the U.S. dollar Observed Exchange Rate was Ch$526.55 per U.S. dollar.

The following table sets forth the low, high, average and period-end Observed Exchange Rates for U.S. dollars for each of the indicated periods starting in 2002 as reported by the Central Bank the following day. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Daily Observed Exchange Rate (Ch$ per US$)
Period	Low (1)	High (1)	Average (2)	Period - end(1)
2002	641.75	756.56	688.94	718.61
2003	593.10	758.21	691.40	593.80
2004	557.40	649.45	609.53	557.40
2005	509.70	592.75	559.77	512.50
2006	511.44	549.63	530.28	532.39
December 2006	524.78	534.43	527.58	532.39
January 2007	534.42	545.18	540.51	544.49
February 2007	535.29	548.67	542.27	540.07
March 2007	535.36	541.95	538.49	539.21
April 2007	525.96	539.69	532.30	525.96
May 2007	517.64	527.52	522.02	525.10
June 2007 (through June 6)	524.30	526.55	525.33	526.55

_____________________

Source: Central Bank of Chile
(1) Rates shown are the low, high and period-end observed exchange rates, on a day-by-day basis, for each period.
(2) The average of monthly average rates during the period reported.

Madeco’s international activities include operations in Argentina, Brazil, Peru and recently in Colombia, see “Item 4. Information on the Company – History and Development of the Company — Recent Developments”. Beginning in the 1990’s, both Argentina and Brazil maintained fixed exchange rates. However, in 2002 and 1999, respectively, the Argentine and Brazilian central banks allowed their respective currencies to float freely against the U.S. dollar. In Peru, there have not been restrictions on companies’ ability to convert Peruvian currency into U.S. dollars, nor any associated fixed exchange rates since the 1990s. There can be no assurance that the countries where the Company has operations or interests will maintain their current currency exchange policies.

References to “R$”, “AR$” and “S$”, are to Brazilian reales, Argentine pesos and Peruvian soles, respectively. While results of the Company’s foreign operations are converted to Chilean pesos on a periodic (daily, weekly or monthly) basis, low, high, average and year-end Brazilian real, Argentine peso and Peruvian sol exchange rates for 2006 have been included below for reference:

	Brazilian Real		Argentine Pesos		Peruvian Sol
	In Ch$	In US$	In Ch$	In US$	In Ch$	In US$
Low (1)	249.08	0.4854	169.34	0.3300	166.52	0.3215
High (1)	224.76	0.4219	172.65	0.3215	152.36	0.2899
Average (2)	243.95	0.4608	172.55	0.3257	162.05	0.3058
Year-End(1)	249.01	0.4673	173.45	0.3257	166.22	0.3215

_____________________

Source: Central Banks of Chile, Brazil, Argentina and Peru.
(1) Rates shown are the low, high and year-end exchange rates for each period, based on all of the daily rates within the specified period.
(2) The average annual exchange rate is based on the monthly average rates as calculated by the Central Bank of Chile.

Capitalization and Indebtedness

Not applicable

Reason for the Offer and Use of Proceeds

Not applicable

Risk Factors

The Company is subject to various changing competitive, economic, political, social and other risks and conditions, some of which are described below:

Certain Considerations Relating to Chile. The Company is engaged in its four businesses in Chile: Wire & Cable, Brass Mills, Flexible Packaging and Aluminum Profiles. For the year ended December 31, 2006, the Company had Ch$76,155 million, or 51.5% of its property, plant and equipment in Chile, and derived 46.9% of its revenues, from its Chilean operations. Consequently, the Company’s results of operations and financial condition are largely dependent on the overall level of economic activity in Chile. According to the Central Bank of Chile’s 2007 statistics, the Chilean economy has had GDP growth rates of 2.2%, 4.0%, 6.0%, 5.7% and 4.0% for the years 2002, 2003, 2004, 2005 and 2006, respectively. There can be no assurance regarding future rates of growth relating to the Chilean economy. Some of the factors that would be likely to have an adverse effect on the Company’s business and results of operations include future downturns in the Chilean economy, a return to the high inflation experienced by Chile in the 1970s and a devaluation of the Chilean peso relative to the U.S. dollar.

Effects of Argentine Gas Supply Restrictions and Price Increases on Chilean Operations. Chile is dependent on foreign supply of energy sources such as oil, natural gas and fuel derivatives. Since 2003, the Argentine government has restricted gas exports to Chile due to supply problems in Argentina. This has affected the supply of energy to the Chilean industries. The reduction in gas supply may affect the Company’s operations. While the Company has access to alternative energy sources, such as liquid gas or diesel oil, which reduce the impact of the restrictions imposed on the Company, the cost of such sources has been higher than natural gas and there can be no assurance that the Company will be able to increase its selling prices in response to this potential cost increase. In addition, there can be no assurance that gas prices will not continue to rise. Therefore, any additional cost increase from the use of gas and alternative energy sources could have an adverse effect on the Company’s financial condition and results of operations.

Developments in the Region May Affect the Company. Although the Company’s principal businesses are in Chile, Madeco also maintains substantial assets and derives significant revenues from its operations in Brazil, Argentina and Peru. For the year ended December 31, 2006, the Company had Ch$36,773 million, or, 24.9% of its property, plant and equipment in Brazil, and derived 25.0% of its revenues, from its Brazilian operations. In the case of Argentina, the Company had Ch$23,688 million, or 16.0% of its property, plant and equipment in Argentina, and derived 7.0% of its revenues from its Argentine operations. In the case of Peru, the Company had Ch$11,333 million, or 7.7% of its property, plant and equipment in Peru, and derived 21.1% of its revenues from its Peruvian operations.

In recent years, Argentina suffered an economic recession which culminated in a political and economic crisis with significant currency devaluation in early 2002. The Argentine economy has since stabilized as a result of measures adopted by the Argentine government, including restrictions on bank deposits and withdrawals, exchange controls, suspension of payments of external debt and the abrogation of Argentine peso convertibility. The economic recession and crises materially affected Madeco, requiring the Company to close the majority of its operations in Argentina. In 2003, economic activity recovered across all sectors of the Argentine economy, and as a result, Madeco reopened certain of its operations at limited capacity. In 2005 and 2006, the Argentine economy grew by 9.2% and 8.5%, respectively. Although Argentina’s economy has improved, the country’s economic environment and political stability remain fragile.

Although consumption and investment in Brazil remained low in 2003, in 2004, the Brazilian economy grew by 5.7%. In 2005, the Brazilian economy grew by 2.9% and in 2006, the Brazilian economy grew by 3.7%, according to information released in 2007 by the Instituto Brasileiro de Geografia e Estadística (the Brazilian Institut of Geography and Statistics, or “IBGE”). This growth was due in large part, to increase of exports, favorable external economic scenario and strong domestic demand stimulated by the strengthening of the Brazilian real against the U.S. dollar. There can be no assurance that economic growth in Brazil will continue in the future.

The Peruvian economy continues to develop at a steady pace. Economic growth is likely to continue, as the country profits from increased demand for commodities in the wake of a stronger global economy. In 2005 and 2006, the Peruvian economy grew by 6.4% and 8.0%, respectively, as a result of strong domestic demand which outpaced GDP growth. Nonetheless, Peru remains a politically unstable country. This instability could have a material adverse effect on the Peruvian economy.

The economies to which Madeco exports the products it manufactures are also affected by social and political changes. There can be no assurance that political changes or political instability in the countries in which the Company operates or to which it exports its products will not materially adversely affect the Company in the future. Moreover, there can be no assurance that the economic system in Chile and the free trade agreements, which are expected to allow the Company to export its products more readily, will be maintained in the future.

Developments in Emerging Markets May Affect the Market Value of Chilean Securities. The market value of securities of Chilean companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Chile, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Chilean issuers. For example, in the second half of 1998 and early 1999, prices of Chilean securities were materially adversely affected by the economic crises in Russia and Brazil. Although the performance of the Chilean securities market has improved since 2003, there can be no assurance that the Chilean stock market will continue to grow or even sustain its gains and that the market value of the Company’s securities would not be adversely affected by events elsewhere, especially in emerging market countries.

Opportunities to Secure Financing Necessary to Operate the Company’s Businesses May Be Limited. In the future, the Company may need to raise funds for various purposes. Madeco was notified on July 1, 2002 that the Comisión Clasificadora de Riesgo (the “Risk Classification Commission”), which regulates the investment activities of pension funds in Chile, had ruled that as a result of the downgrading of the credit ratings of the Company’s securities and the deterioration of Madeco’s financial situation, Chilean pension funds were further limited in the amount of debt securities or common shares of Madeco that they could hold. Although the rating agencies have since upgraded the Company’s rating and Chilean pension funds are no longer limited in the amount of debt securities or common shares of Madeco that they can hold, there can be no assurance that the Company will not be downgraded, and the holding of Madeco’s securities by Chilean pension funds limited, in the future. See “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Changes in the Company’s Risk Classification”. Given that Chilean pension funds together constitute the most significant investor group in Chilean securities, any action taken by the Risk Classification Commission has in the past affected and could in the future affect the price and liquidity of Madeco's common shares and bonds. There can be no assurance that capital will be available in the future as needed on reasonable terms in Chile or otherwise. An inability to obtain capital could constrain the Company’s ability to refinance debt, expand sales, improve productivity or take advantage of business opportunities and could have a material adverse effect on the Company’s financial condition and results of operations.

The Company is Controlled by One Majority Shareholder, whose Interests May Differ from Minority Shareholders. As of March 31, 2007, the Quiñenco Group owned 46.2% of the Company’s shares. Accordingly, the Quiñenco Group has the power to control the election of the majority of members of the Company’s Board of Directors and its interests may differ from the interests of other holders of the Company’s shares. The Quiñenco Group has a significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval (and according to Rule 18.046 Ley de Sociedades Anónimas, Chilean Corporations Law), including mergers, consolidations, the sale of substantial Madeco's assets and going-private transactions, and also the power to prevent or cause a change in control.

The Company is Susceptible to Interest Rate Risk. Part of Madeco’s bank financial obligations has floating interest rates based on LIBOR or TAB (the Chilean Inter-bank rate). A substantial increase in interest rates would materially adversely affect Madeco’s financial position. There can be no assurance that such a rate increase will not occur.

The Price of Madeco’s ADSs and Any Dividends Will Be Affected by Fluctuations in Exchange Conditions. The Company’s ADSs trade in U.S. dollars. Fluctuations in the exchange rate between certain Latin American currencies and the U.S. dollar are likely to affect the market price of the ADSs. For example, since Madeco’s financial statements are reported in Chilean pesos and any dividend paid will be denominated in Chilean pesos, a decline in the value of the Chilean peso against the U.S. dollar would reduce the Company’s earnings as reported in U.S. dollars and would reduce the U.S. dollar equivalent of any dividend.

A devaluation of the Brazilian, Argentine, Peruvian or Colombian currency versus the U.S. dollar would also reduce the Company’s earnings in Chilean pesos and therefore the earnings reported in U.S. dollars. For example, given the relative importance of Brazilian operations to the Company’s consolidated results, a devaluation in Brazil’s currency could have a materially adverse impact on the Company’s earnings.

For a further discussion regarding the Company’s currency exchange rate risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Foreign Currency Exchange Rate Risk”.

Holders of ADSs May be Subject to Certain Risks. Due to the fact that holders of ADSs do not hold their shares directly, they are subject to the following additional risks:

In the event of a dividend or other distribution, if exchange rates fluctuate during any period of time when the ADS depositary cannot convert a foreign currency into dollars, the ADS holders may lose some or all of the value of the distribution. There can be no assurance that the ADS depositary will be able to convert any currency at a specific exchange rate or sell any property, rights, shares or other securities at a specific price, or that any of such transactions can be completed within a specific period of time.

In order to vote at shareholders’ meetings, ADS holders not registered on the books of the ADS depositary are required to transfer their ADSs for a certain number of days before a shareholders’ meeting into a blocked account established for that purpose by the ADS depositary. Any ADS transferred to this blocked account will not be available for transfer during that time. ADS holders who are registered on the books of the ADS depositary must give instructions to the ADS depositary not to transfer their ADSs during this period before the shareholders’ meeting. ADS holders must therefore receive voting materials from the ADS depositary sufficiently in advance in order to make these transfers or give these instructions. There can be no guarantee that ADS holders will receive voting materials in time to instruct the ADS depositary how to vote. It is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote at all. Additionally, ADS holders may not receive copies of all reports from Madeco or the ADS depositary. Holders may have to go to the ADS depositary’s offices to inspect any reports issued.

In the event the Company fails to meet any of the continued listing requirements of the New York Stock Exchange, or “NYSE”, the Company’s ADSs may become subject to delisting at the option of NYSE. In 2002, the Company was not in compliance with NYSE’s minimum security price and minimum market capitalization continued listing requirements. On June 21, 2003, the Company regained compliance with both the minimum security price and the minimum market capitalization requirements. The Company has maintained its compliance status during 2006 and for the first quarter of 2007. There can be no assurance that the Company will not fail to meet the NYSE continued listing requirements in the future. See “Item 9. The Offer and Listing — Offer and Listing Details”.

Copper Supply and Price Levels. Copper is the primary raw material used by the Company, and the Company’s results of operations are heavily dependent on its ability to buy an adequate supply of copper. Prices for copper are affected by numerous factors outside the Company’s control and have historically fluctuated greatly.

The Corporación Chilena del Cobre (Chilean Copper Corporation, “Cochilco”), a governmental entity, guarantees and regulates the supply of copper to all domestic copper manufacturers in Chile according to the Ley de Reserva del Cobre, or the Copper Reserve Law. On an annual basis, all Chilean copper purchasers must inform Cochilco of their estimated copper requirements for the upcoming year. Cochilco assigns the domestic copper demand to the various mining companies and establishes conditions for the sale of copper including price levels, which reflect London Metal Exchange (“LME”) prices adjusted for reduced transportation and related insurance costs. Cochilco establishes the terms of the annual copper supply contracts between the copper producers and manufacturers such as the Company. Under this current system, copper purchases are made on a monthly basis, and payments are required prior to delivery. Over the past 10 years, the Company has not experienced any difficulty in obtaining adequate supplies of copper at satisfactory prices under these arrangements. There can be no assurances, however, that the Company will continue to be able to obtain its required copper at satisfactory prices, if at all.

In Peru, the Company obtains the majority of its copper needs from local mining companies. The copper obtained is used by Cobrecón S.A., a related company which produces copper rod for the Company’s requirements in Peru.

In Brazil, the Company purchases its copper rod requirements from its Chilean related copper rod production companies and from an unrelated third party, Caraiba Metais do Brasil. There can be no assurance that all the copper rod requirements in Brazil will be fulfilled at satisfactory prices, since a portion of the Company’s requirements is obtained from a third party and the rest is obtained from Chilean operations under the regulations of the Copper Reserve Law.

Copper Reserve Law. In 2006, the Chilean Congress set aside a long-standing initiative started in 1996 to abolish the Copper Reserve Law. Currently, there are no initiatives to change the existing law.

Fluctuations in London Metal Exchange Prices of Copper and Aluminum. Historically, international prices of both copper and aluminum have fluctuated greatly. The Company’s price policy is to sell its copper and aluminum products based on the quantity of metal contained in each of them, and the metal is valued at the London Metals Exchange, or “LME”, prices. The Company generally has been able to increase its selling prices in response to increases in costs of copper and/or aluminum. There can be no assurance, however, that the Company will be able to recover increases in the cost of copper and/or aluminum in the future.

There is also risk exposure associated with the copper and aluminum inventories kept by the Company exclusively for the fabrication of its products. Sharp drops in prices for these raw materials can cause the Company significant losses in its financial statements due to lower inventory value.

Company earnings can also be negatively affected by reductions in prices for copper and aluminum due to the difficulty in passing on the higher purchase prices of current metal inventories to the customer. In addition, there could be a decline in demand as customers wait for lower prices before issuing their purchase orders. The historical prices of these metals have experienced wide fluctuations, which are influenced by a great number of factors beyond the Company’s control.

Dependence on Several Raw Material Suppliers. The Company is dependent on a limited number of suppliers for the procurement of copper and aluminum. The Company believes that its contracts and other agreements with third-party suppliers contain standard and customary terms and conditions. During the past ten years, the Company has experienced no substantial difficulties in obtaining adequate supplies of necessary raw materials at satisfactory prices, since these raw materials are commodities that can be acquired from various multinational suppliers. If the Company experiences difficulties in obtaining raw materials from suppliers in the future it would adversely affect the Company’s ability to operate its business.

Demand for Copper Pipes has Persistently Decreased. In spite of the strong demand for copper pipes prior to the year 2000, plastics pipes have increasingly become competitive substitutes for copper pipes due to the increasing price of copper. As the market share for plastics pipes has increased, the sales volume of the Brass Mills business unit has decreased, see “Item 4. Information on the Company — Business Overview — Brass Mills — Brass Mills - Summary of Sales”. The Company believes that this product substitution effect will not decline.

Concentration of Customer Base. Over the past decade, there has been consolidation within the various industries to which the Company sells its products. As a result, the Company’s larger customers are now both fewer in number and more powerful in their ability to demand favorable sales conditions from Madeco such as prices and payment terms. This development could potentially put downward pressure on the Company’s selling prices and margins. See “Item 4. Information on the Company — Business Overview”.

Demand for Telecommunications Cable has Significantly Decreased and is not Expected to Recover to Previous Levels. Despite significant demand in 2000 and 2001 by the telecommunications, or “telecom”, industry for both copper and fiber optic cable, demand for these products which are manufactured by the Company have since significantly diminished. For a further discussion of this decrease in demand, see “Item 4. Information on the Company — Business Overview — Wire & Cable —Wire & Cable - Summary of Sales.” The Company does not expect the demand for these products by the telecom industry to recover in the foreseeable future and there can be no assurance that the demand for these products will increase to previous levels or at all.

Operations are Subject to Environmental Laws and Regulations. Madeco’s operations are subject to laws and regulations relating to the protection of the environment in the various jurisdictions in which the Company operates, such as regulations regarding the release of copper, aluminum or plastics dust into the air. Stricter laws and regulations, or stricter interpretations of existing laws or regulations, may impose new restrictions on the Company or result in the need for additional investments in pollution control equipment, either of which could result in a material adverse effect on Madeco’s profitability.

Material Weakness Disclosure Related to Internal Control. In connection with the assessment of the internal control over financial reporting, as further described in “Item 15. Controls and Procedures”, the Company’s management determined that as of December 31, 2006, its disclosure controls and procedures were not entirely effective because of certain material weaknesses in its internal control over financial reporting. Effective internal and disclosure controls are necessary to produce accurate, reliable financial reports and to prevent fraud. If the Company’s management is unsuccessful in remediating the material weaknesses, or if it discovers other deficiencies, the Company’s ability to report accurately and in a timely manner its financial condition and results of operations in the future may be adversely affected, which may cause investors to lose confidence in the Company’s financial reporting and may negatively affect the price of the Company’s American depository shares and common stock.

ITEM 4. Information on the Company

Go to Table of Contents

History and Development of the Company

General

Madeco S.A. (formerly known as “Manufacturas de Cobre S.A., Madeco”), was incorporated in the Republic of Chile in 1944 as a sociedad anónima abierta, or open stock corporation, and operates under the laws of Chile. The Company also has operations in Argentina, Brazil, Peru and recently in Colombia.

The Company’s head office and principal business address is located at Ureta Cox 930, San Miguel, Santiago, Chile. The telephone number at the Company’s head office is (56-2) 520-1000, and the facsimile number is (56-2) 520-1545. Its authorized representative in the United States is CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, NY 10011, U.S.A. CT Corporation’s phone number is (1-212) 894-8500.

Madeco’s operations are organized into four principal operating segments or business units based on production processes. The Company’s current business units are:

  Wire & Cable;

  Brass Mills;

  Flexible Packaging; and

  Aluminum Profiles.

Madeco’s principal products include:

  in the Wire & Cable business: optical fiber telecommunication cables, building wire, copper and aluminum power cables (thermo-plastic, thermo-stable and bare wire), magnetic wires, mining cables, copper rods and copper telecom cables;

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

In 2006, the Company’s consolidated net revenues amounted to Ch$559,141 million, of which 64.4% was derived from Madeco’s Wire & Cable unit, 21.4% from the Brass Mills unit, 8.3% from the Flexible Packaging unit and 6.0% from the Aluminum Profiles unit.

History

Madeco S.A. was incorporated as an open stock corporation in Chile in 1944 and has expanded over the years into Brazil, Peru, Argentina and recently into Colombia. Today, the Company is a leading Latin American manufacturer of finished and semi-finished non-ferrous products based on copper, aluminum and related alloys as well as a manufacturer of flexible packaging products for use in the mass consumer market for food, snacks and cosmetics products.

In 1944, Madeco was founded by Mademsa to manufacture copper and copper-alloy based products. The original principal shareholders were the Simonetti brothers and Corporación de Fomento de la Produccion (Corfo). In 1954, the Company initiated fabrication of aluminum based products (profiles, sheets and foil).

The company Alusa S.A. was created in 1961 in conjunction with the Zecchetto and Arduini families to manufacture flexible packaging for use in the mass consumer market for food, snacks and cosmetics products.

During the period of political turmoil (1971-1973), Madeco was forcibly nationalized and remained under government control during the administration of President Salvador Allende Gossens.

In 1975, operating control of the Company was returned to the Board of Directors during the military government presided by General Augusto Pinochet Ugarte.

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

In 1996, the Company acquired, through its subsidiary Alusa, a 25% and 25.6% share in two flexible packaging firms in Peru, Peruplast and Tech Pak, respectively.

In 1997, Madeco acquired a 67% share of Ficap S.A., then the second largest cable company in Brazil. In July, the Company made a second international capital increase on the Santiago Stock Exchange and in the form of ADRs on the NYSE; a total of 33,167,661 shares were subscribed and paid, raising approximately Ch$33,168 million (historic value) or approximately US$76 million.

In 1998, the Company acquired the remaining 33% of Ficap S.A.. In Argentina, the Company merged its two operating subsidiaries; the new entity, Decker-Indelqui S.A., incorporated both Cable and Brass Mills operations.

In 1999, the Company and Corning International Corporation (“Corning”) created Ficap Optel, a joint venture in which the Company initially had a 75% interest and Corning the remaining 25%. This joint venture was established to produce, sell and distribute optical fiber cables.

In 2000, Madeco successfully raised US$75 million in a local bond issuance. During April of that same year, the Company raised Ch$6,485 million (historic value), or approximately US$13 million, on the Chilean stock market through the issuance of 15,082,339 unsubscribed shares from a previous 1997 capital increase.

In 2001, the Company modified its Ficap Optel Joint Venture Agreement with Corning. Corning increased its interest in Ficap Optel from 25% to 50% by acquiring a 25% interest from the Company. As part of the new Joint Venture arrangement, Ficap Optel changed its name to Optel S.A. and purchased 99.9% of Corning Argentina S.A.

On December 31, 2001, as a result of the economic crisis in Argentina, Madeco decided to temporarily suspend production for the Wire & Cable and Brass Mills operations of its Argentine subsidiary Decker-Indelqui.

In October 2002, a new team led by Mr. Tiberio Dall'Olio took over the management of the Company. The new administration has extensive experience in the cable manufacturing industry, with a collective average of 30 years experience.

In March 2003, Madeco completed its debt restructuring process, which involved:

  a capital increase of approximately Ch$95,114 million (historic value) including a Ch$3,717 million (historic value) bond equitization, equivalent to approximately US$181 million, through an offering of 3,714,577,380 shares;
  the payment of 30% of the Company’s outstanding bank debt equal to US$38.3 million (historic value) and an additional payment of 10.3% of the outstanding debt equal to US$9.9 million (historic value); and
  a seven year extension on the remaining bank debt equivalent to US$74.2 million (historic value) with a three year grace period.
During the third quarter of 2003, the Company publicly offered on the Chilean Stock Exchange a portion of the unsubscribed shares of the April 2003 capitalization process, of which 1,421,603,602 shares, equivalent to approximately Ch$40,083 million (historic value, approximately US$76.3 million) were sold.

In September 2003, as a result of increased demand in Argentina for the Company’s products, Madeco reopened its Decker-Indelqui’s copper pipes plant (Barracas) with a limited production capacity. In November 2003, the Company reopened, also at limited capacity, its brass mills foundry plant (Llavallol) in Argentina.

During the second half of 2003, the Joint Venture Agreement between Madeco and Corning was lawfully terminated in connection with the arbitration process requested by Madeco in 2002, after it refused a request by Corning for liquidation of the Joint Venture Agreement, was resolved to favor of Corning. As a result of the termination of the Joint Venture Agreement, i) the Company lost certain rights regarding the appointment of Optel’s management and ii) the Company is required to initiate the liquidation of Optel at Corning’s demand. See - “Item 4. Information on the Company – Business Overview – Wire & Cable – Optical Fiber Cable”.

In May 2004, the C Series Bonds were paid (UF1.4 million) and in December the A Series Bonds were paid in advance (UF1.9 million), financed mainly by the proceeds of the issuance of the D Series Bonds (UF1.8 million). A capital increase of US$16.1 million (historic vaue) was completed by placing 321 million shares in the Chilean Stock Market.

In 2004, in Brazil the production capacity of magnetic cables was increased by 20% and the introduction of an Enterprise Resources Planning software (ERP), called SAP, was initiated. In November 2004, Madeco reopened partially and, on a non-continuous basis, its wire & cable plants (Llavallol and Quilmes) located in Argentina.

In March 2005, Madeco bought Corning’s 50% share in Optel Ltda., bringing its ownership interest in the Company to 100%. In June, operation of an “up-cast” type continuous casting process was initiated at its facility in Lo Espejo to increase copper rod production. In July, Ficap began operating on the SAP system. In September, Madeco prepaid all the Credit Rescheduling Agreements subscribed by the Company with its creditor banks on December 18, 2002. In November, the Company launched a successful capital increase, raising aproximately US$84 millon, which was used to pay debt. In addition, in the same month, the Argentine subsidiary Decker-Indelqui won public bids to supply over US$15 million of aluminum transmission cables.

During 2006, SAP implementation began in Indeco and Madeco Chile, which was already in use in Brazil, for improving the control and management of the Madeco companies. Furthermore, SAP is being deployed throughout the Company with the aim of achieving high standards of corporate governance and fulfilling international requirements (Sarbanes Oxley and IFRS). In addition, during 2006, Performance by Skills was introduced in Madeco Chile in order to retain and develop the talent of its employees.

On May 5, 2006, 192,802,758 shares equivalent to 100 percent of the remaining shares issued and registered on October 17, 2005, were placed on the Santiago Stock Exchange. The stock was auctioned at the price of Ch$48.5 per share, and the total proceeds amounted to Ch$9,463 million (approximately US$18 million).

In June 2006, the Company refinanced a total of US$50 million of its financial debt by means of a 5-year club deal loan. Approximately US$12 million of this financing was used to repay debt to Quiñenco, another US$13 million to repay a short-term bridge loan that Banco BBVA granted pending proceeds from the capital increase, and the remaining balance of US$25 million was used for financing working capital.

There has been no public takeover offer by third parties in respect of the Company’s shares or by the Company in respect of other companies’ shares during the last and current financial year.

Recent Developments

Cedsa S.A. (“Cedsa”) is a manufacturing company that owns a cable factory in the city of Bucaramanga, Colombia. This cable factory had as of February 2007 a production capacity of approximately 200 tons per month of copper cables and approximately 60 tons per month of aluminum cables. As a result, Cedsa supplies 8% of the Colombian copper and aluminum cable market. On February 12, 2007, Madeco acquired 80% of the share capital of Cedsa for US$3.7 million, in order to expand its presence in South America.

In addition to this acquisition, Cedsa’s shareholders agreed to a capital increase of US$6 million, to be subscribed to and paid proportionally to their respective shares in two steps in March and September 2007. With this settlement, the Company expects to increase Cedsa’s production capacity by 600 tons of copper cables and 150 tons of aluminum cables in order to take advantage of recent growth opportunities presented by the expansion of the Colombian economy. The estimated start and completion dates of the capacity increase project are August 2007 and December 2008, respectively.

On March 1, 2007, Alusa S.A. (“Alusa”) acquired 10,984,402 shares of Peruplast (“Peruplast”) and 12,228,371 shares of Tech-Pak S.A. (“Tech-Pak”) of whose shares it already held 25.0% and 25.6%, respectively. The agreed price for Peruplast and Tech-Pak was US$3.19 million and US$5.29 million, respectively, which was paid in cash. As a result of these acquisitions, Alusa became a 39.5% shareholder of Peruplast and a 50% shareholder of Tech-Pak.

Concurrently, Nexus Group, a Peruvian investor, signed individual sales contracts, whereby it would acquire the requisite number of shares of Peruplast and Tech Pak necessary to hold interests in each of these companies which is equal to those held by Alusa. On the date that the payments were made and the shares were transferred, Alusa and Nexus Group entered into a shareholders agreement which designated the management of both of the acquired companies.

Thereafter, both Alusa and Nexus Group received a commitment from Shintec S.A. to sell its entire interest in Peruplast, which would be purchased in equal proportions by Alusa and Nexus Group. At that time, Alusa will become a 50% shareholder of Peruplast.

At the Annual Shareholders’ Meeting on April 24, 2007, the Board of Directors informed shareholders that a change in the dividend policy, reducing the dividend rate from 50% to 30% of net income, had been approved by the Board on March 28, 2007.

In addition, the Board called an Extraordinary Shareholders’ Meeting, to decide whether to absorb the accumulated losses through a reduction of the share capital. This proposal was accepted and approved at the Extraordinary Shareholders’ Meeting held on April 24, 2007.

On May 23, 2007, Ingewall Uruguay S.A., which had terminated its operations in 2002, was sold. In addition, on May 30, 2007, Distribuidora Boliviana Indalum S.A., which had terminated its operations in 2004, was sold. Both companies operated under the Aluminum Profile’s business unit and its transactions did not have any material effect in the Company’s financial statements.

On June 26, 2007, Mr. Alessandro Bizarri Carvallo resigned from the Board of Directors and from the Company’s Directors’ Committee. The Board of Directors accepted Mr. Alessandro Bizarri Carvallo’s resignation and designated Mr. Francisco Pérez Mackenna to replace him until the next Shareholder Meeting. Pursuant to comply with the Chilean Corporation’s Law, due to Mr. Alessandro Bizarri Carvallo’s resignation and replacement, a whole new Board of Directors must be elected at the next Shareholder Meeting. Due to the events indicated above and in consideration of the provisions of the Chilean Corporation’s Law, the Board of Directors elected the following Directors to the Company’s Directors’ Committee: Felipe Joannon Vergara, Francisco Pérez Mackenna and Eugenio Valck Varas.

Capital Expenditures and Divestitures

In recent years, capital expenditures have been primarily used to replace equipment, to expand Madeco’s production capacity and to eliminate bottlenecks in the production process. The Company’s capital expenditures for 2004, 2005 and 2006 totaled approximately Ch$31,759 million. In 2006 investments reached Ch$14,334 million. Madeco’s investment policy is focused on the acquisition of assets necessary for the Company to sustain its businesses and operations in the long term and to improve its operational efficiencies. Further information related to capital expenditure plans see “Item 5. Operating and Financial Review and Prospects – Capital Expenditures”.

Wire & Cable Unit. In 2006, capital expenditures amounted to Ch$4,295 million, which was equivalent to 57.7% of the unit’s depreciation. Of this amount, approximately 61%, 23% and 15% was invested in Ficap, Indeco and Madeco, repectively. In Brazil, the Company’s investments included the acquisition of wire-related machinery and equipment to increase production. In Peru, resources were mainly allocated towards improvements in drawing and cabling machines. In Chile, investments primarily included the acquisition of a wire drawing machine. In Argentina, capital expenditures were not material.

In 2005, capital expenditures amounted to Ch$2,566 million, equivalent to 42.5% of the unit’s depreciation. In Brazil, investments included the acquisition of wire-related machinery and equipment, and information technology improvements, including the implementation of Enterprise Resources Planning software (ERP), SAP. In Peru, the Company invested in machinery to increase production. In Chile, investments primarily included the acquisition of a continuous copper casting line for the Lo Espejo facility, and machinery to increase production. In Argentina, capital expenditures were not material.

In 2004, capital expenditures amounted to Ch$1,618 million, which was equivalent to 27.7% of the unit’s depreciation. In Brazil, investments included acquisitions of wire-related machinery and equipment, and information technology improvements, including the implementation of Enterprise Resources Planning software, SAP. In Peru, the Company invested in the acquisition of machinery to increase production capacity and in Information Technology improvements.

Brass Mills Unit. In 2006, capital expenditures amounted to Ch$515 million, which was equivalent to 21.7% of the unit’s depreciation. The unit’s significant investment was the acquisition of a new copper tube washing machine for the Chilean facility. In Argentina, capital expenditures were not material.

In 2005, capital expenditures amounted to Ch$828 million, which was equivalent to 32.4% of the unit’s depreciation. Most of the unit’s investments were related to the acquisition of a new copper tube washing machine in Chile. In Argentina, capital expenditures were not material.

In 2004, capital expenditures amounted to Ch$451 million, equivalent to 17.2% of the unit’s depreciation. Most of the unit’s investments were related to the acquisition of a new power generator in Chile. In Argentina capital expenditures were not material.

Flexible Packaging Unit. In 2006, capital expenditures amounted to Ch$6,611 million, which was equivalent to 262.4% of the unit’s depreciation. The unit’s investments were allocated to the Chilean subsidiary mainly for the purchase of a nearby property and a rotogravure printing machine. In Argentina, funds were used towards the purchase of an extruding machine and other related printing process machinery.

In 2005, capital expenditures amounted to Ch$5,392 million, which was equivalent to 237.9% of the unit’s depreciation. Investments were primarily related to the acquisition of machinery and equipment for the production facilities in Chile and Argentina, including two extruding machines, a cutter machine, a cylinder engraving machine and some cylinders.

In 2004, capital expenditures amounted to Ch$4,136 million, which was equivalent to 184.5% of the unit’s depreciation. Investments were primarily related to the acquisition of machinery and equipment for the production facility in Chile, including an extruding machine, a laminating machine, and a sealing machine.

Aluminum Profiles Unit. In 2006, capital expenditures amounted to Ch$2,913 million, which was equivalent to 274.7% of the unit’s depreciation. Most of the unit’s investments were related to the new PVC profiles extruding facilities. These expenditures were made in order to diversify the unit’s product base. Other investments were related to the expansion of manufacturing capacity.

In 2005, capital expenditures amounted to Ch$1,830 million, equivalent to 187.6% of the units depreciation. Investments were made to improve the manufacturing process and capacity.

In 2004, capital expenditures amounted to Ch$603 million, which was equivalent to 86.6% of the units depreciation. Investments were made to improve the manufacturing process and acquire machinery used in the profiles unit, such as a color transformer.

Business Overview

Strategy

On July 26, 2002, the Company’s Board of Directors designated a new senior management team, which assumed its responsibilities on October 1, 2002. This team implemented an operational restructuring of the Company to optimize its resources and production abilities. A Strategic Operational Business Plan for period 2003-2005 (“Business Plan”) was created to make improvements in the marketing, production and administrative areas of the Company, with special emphasis on the Wire & Cable business unit and its largest operation, Ficap S.A. in Brazil.

After successfully implementing the 2003 - 2005 Business Plan, in late 2005, Madeco used it as a basis to define the 2006 - 2008 Business Plan. This new Business Plan was developed in order to focus efforts to grow, increase profitability, consolidate its current position and to develop the skills of its employees. The main objectives of the new Business Plan are the following:

  consolidate the activities of the Wire and Cable unit;

  diversify and search for growth and profit opportunities for the Brass Mills unit;

  make the Flexible Packaging unit profitable;

  maintain leadership in the Aluminum Profiles unit;

  achieve operational excellence by searching for process homologation options and best practices in the different business units;

  implement a strategic management policy in human resources; and

  consolidate the Company’s financial position.

Progress is being made in meeting the objetives of the 2006-2008 strategic plan, such as consolidation of the performance of the Wire and Cables and Flexible Packaging units and maintenance of the Aluminum Profiles unit’s market leadership position. In addition, the Company’s financial position has improved and it is reducing its leverage. Furthermore, the Company has begun to implement SAP throughout the Company to achieve higher standards of corporate governance and management control. Finally, the Company is deploying Skills Management to standardize processes and best practices, thus encouraging the development of the Madeco group employees.

Wire & Cable

Since Madeco’s incorporation in 1944, its principal business has been the production, sale and distribution of wire and cable products. The Company’s Wire & Cable business unit is composed of two divisions: metallic cable, which includes copper rod, and optical fiber cable.

The following table includes the names of the Company’s subsidiaries dedicated to the production, sale and distribution of metallic as well as fiber optic wire and cable products:

Entity Name	Division	Country
Madeco Chile	Metallic Cable	Chile
Ficap S.A.	Metallic Cable	Brazil
Indeco S.A.	Metallic Cable	Peru
Cedsa S.A. (1)	Metallic Cable	Colombia
Decker-Indelqui S.A.	Metallic Cable	Argentina
Optel Argentina S.A.	Optical Fiber	Argentina

(1) See “Item 4. Information on the Company – History and Development of the Company — Recent Developments”.

At year-end 2001, as a consequence of Argentina’s tumultuous economic environment and political instability, the Company suspended its Argentine Wire & Cable production operations. Decker-Indelqui (its Llavallol and Quilmes plants) maintained a minimal staff in Argentina, primarily to sell products imported from Madeco’s Brazilian facilities and to ensure the security and maintenance of its production facilities. In November 2004, Madeco reopened partially and, on a non-continuous basis, its wire & cable plants (Llavallol and Quilmes) located in Argentina. In November 2005, Decker-Indelqui won public bids to supply over US$15 million of aluminum transmission cables, allowing the Company to increase its capacity utilization in Argentina.

As part of the new acquisitions made by the Company in February 2007, the Company purchased 80% of the total shares of Cedsa S.A., a Colombian company which owns a facility in the Colombian city of Bucaramanga and is the third largest manufacturer of copper and aluminum cables in the Colombian market, for US$3.7 million. This acquisition was made in order to expand the presence of the Company in the region. The Colombian plant had, as of Febreuary 2007, a monthly production capacity of approximately 200 and 60 tons of copper and aluminum cables, respectively. Concurrently, Cedsa’s shareholders agreed to a capital increase of US$6 million payable in March and September 2007.

Although copper price increases have stimulated the substitution of Aluminum cables, the Company’s capability to produce both copper and aluminum cables has been a strong selling point. Production costs related to the manufacture of aluminum cables are higher than the costs to produce an equal weight of copper cables because, as a result of the lower specific weight of aluminum as compared to copper, a higher volume of aluminum is required to produce aluminum cables than the volume of copper that is required to produce an equal weight of copper cables.

Wire & Cable - Summary of Sales

The Wire & Cable unit is Madeco’s largest business unit, with revenues representing 64.4% of the Company’s consolidated revenues for the year 2006. The following tables show Madeco’s annual revenues and sales volume generated by the Wire & Cable business unit for the years 2004, 2005 and 2006:

Wire & Cable Unit - Revenues (in Ch$ million)
Year	Metallic Cable Division Revenues (1)	Optical Fiber Cable Division Revenues	Total Revenues	% Consolidated Revenues
2004	175,874	0	175,874	51.3%
2005	214,752	1,764	216,516	58.0%
2006	358,799	1,427	360,226	64.4%

Wire & Cable Unit - Sales Volumes (2)
Year	Metallic Cable Division (in tons)	Optical Fiber Cable Division (in kms (3))	Total Volume (in tons)	% Consolidated Volume
2004	62,866	0	62,866	51.0%
2005	68,712	82,216	70,581	56.3%
2006	79,368	60,672	80,747	59.1%

(1) Revenues of the Metallic Cable division include copper rod sales. They also include copper sulfate sales from Indeco.
(2) Sales volumes of Optical Fiber in 2005 differs from those presented in the Company’s Annual Report on Form 20-F for 2005 as a result of a change in the Company’s methodology.
(3) Total sales volume presented in tons include the optical fiber conversion rate of 1 ton = 44 kms. The Company did not consolidate with Optel during 2004. See “Item 4. Information on the Company – Business Overview – Wire & Cable - Optical Fiber”.

The Company’s Wire & Cable business unit generated revenues of Ch$360,226 million for the year 2006, an increase of 66.4% compared to the previous year (Ch$216,516 million). Sales volume of metallic cables increased by 15.5%, most notable being the increases in sales of wire rod of 57.5% and aluminum cables particularly in Argentina of 126.0% and in Brazil of 46.1%. On the other hand, sales volume of copper cables fell by 22.7% in Chile and by 7.5% in Peru. In spite of this sales decrease, the Company experienced general growth in its cable products in those countries where the Company operates due to improved economic conditions, which stimulated private sector investment of the Company’s Wire & Cable products.

Madeco sells its wire and cable products mainly in domestic markets. Export sales for the Wire & Cable unit represented 16.8% of the unit’s revenues for the year 2006 (76.5% of which represented copper rod). The following tables show Madeco’s annual revenues and sales volumes generated by the Wire & Cable business unit (sales volume are separated by division) by destination for the years 2004, 2005 and 2006:

Wire & Cable Unit – Revenues by Destination (in Ch$ million)
Year	Chile	Brazil	Peru	Argentina (1)	Exports (2)	Wire & Cable Unit
2004	33,025	82,096	31,155	4,915	24,683	175,874
2005	39,557	96,656	41,721	6,863	31,719	216,516
2006	44,062	179,671	62,368	13,569	60,556	360,226

Wire & Cable Unit – Sales Volumes of Metallic Cable by Destination (in tons)
Year	Chile	Brazil	Peru	Argentina	Exports (2)	Metallic Cable Division
2004	8,993	31,394	8,663	2,011	11,805	62,866
2005	10,718	31,032	11,574	2,256	13,132	68,712
2006	8,105	41,092	11,211	3,945	15,015	79,368

Wire & Cable Unit – Sales Volumes of Optical Fiber Cable by Destination (in kms) (2) (3)
Year	Argentina	Exports	Optical Fiber Division
2004	0	0	0
2005	72,700	9,516	82,216
2006	43,521	17,151	60,672

(1) In 2004 ,2005 and 2006, the Company’s revenues in Argentina are the result of the marketing and selling of both imported products from Ficap S.A. and manufactured products from Decker-Indelqui.
(2) Madeco did not consolidate with Optel during 2004. See “Item 4. Information on the Company – Business Overview – Wire & Cable - Optical Fiber”.
(3) This table differs from those presented in the Company’s Annual Report on Form 20-F for 2004 and 2005 as a result of a change in the Company’s methodology.

The following table shows the Company’s total revenues generated by the Wire & Cable unit for the years 2004, 2005 and 2006, broken down by the subsidiary generating the revenues:

Wire & Cable Unit – Revenues (in Ch$ million)
Year	Madeco Chile (metallic cable)	Ficap (metallic cable)	Indeco (metallic cable)	Decker-Indelqui (metallic cable) (1)	Optel (2) (optical fiber)	Inter-company	Wire & Cable Unit
2004	63,419	81,392	56,871	4,950	0	(30,758)	175,874
2005	79,193	92,142	64,664	5,878	1,764	(27,125)	216,516
2006	131,778	142,445	119,069	13,441	1,427	(47,934)	360,226

(1) In 2004, 2005 and 2006, the Company’s revenues in Argentina are the result of the marketing and selling of both imported products from Ficap S.A. and manufactured products from Decker-Indelqui.
(2) Madeco did not consolidate with Optel during 2004. See “Item 4. Information on the Company – Business Overview – Wire & Cable - Optical Fiber”.

The following discussion of the Company’s Wire & Cable business unit (production, raw materials, sales and distribution, market demand and industry size estimates, and market share and description of competition) have each been separated into two sections, metallic wire and cable and optical fiber cable.

Cable - Production

The Company has a total of seven facilities for the production of metallic wire and cable products. In Chile, the Company maintains one cable production facility located in the district of Santiago. The Company has two modern facilities operating in Brazil, located in Rio de Janeiro and Sao Paulo. In Argentina, production facilities are located in Quilmes and Llavallol, both on the outskirts of Buenos Aires. The Company’s Peruvian production facility is located in Lima and the Colombian facility, which was acquired in early 2007, is located in the city of Bucaramanga.

Since 2003, the Company has ceased producing magnetic cables in Chile and has commenced the production of flexible cables and anti-theft cables. Madeco’s wire and cable products are sold primarily in domestic markets.

The following table includes information regarding each wire and cable production facility: plant location, principal products manufactured and International Standard Organization, or “ISO”, certification:

Country	Location	Principal Products	ISO Certification (1)
Chile	San Miguel, Santiago	Cu: all wire and cable products	9001: 1998, 2004
Brazil	Rio de Janeiro	Cu and Al:thermo-plastic, thermo-stable, bare wire cable; Cu: telecom	9001: 2003, 2006
	Sao Paulo	Cu and Al: thermo-plastic, thermo-stable, building wire; Cu: magnetic	9001: 2003, 2006
Argentina	Quilmes, BA	Cu and Al: bare wire, thermo-plastic, thermo-stable; Cu: telecom	9001: 2004
	Llavallol, BA	Cu and Al: bare wire	9001: 2004
	Ciudad de BA, BA	Optical fiber cables	14,000
Colombia	Bucaramanga (2)	Cu and Al: all wire and cable products	9001: 2005
Peru	Lima	Cu and Al: all wire and cable products	9001: 1998, 2005

(1) In cases where two dates are included, the first date indicates the original certification and the second date indicates the most recent certification.
(2) Facility acquired in February 2007.

The Company has created joint ventures in both Chile and Peru with other wire and cable manufacturers to produce 8.0 mm copper rod, one of the principal raw materials used in the production of copper wire and cable products, see “Item 4. Information on the Company – Business Overview – Wire & Cable – Raw Materials”.

The Company manufactures bare wire as well as wires and cables sheathed with insulating materials such as plastic or rubber. Production of copper and aluminum wire and/or cable products begins with 8.0 mm copper and 9.5 mm aluminum rods, respectively. The rod is drawn to the diameter necessary to meet the properties and flexibility of the corresponding finished products. Madeco produces many different types of wires and cables, and each product can be classified based on certain characteristics: number and style of strands: wire (singular strand) or cable (multiple, joined or bundled strands); and type of insulation: bare, thermo-plastic insulated, thermo-stable insulated or magnetic. In addition, cables have different types of international classification standards: ASTM, IEC, ICEA, VDE and other standards.

The Company’s metallic wire and cable products include both standard products as well as customized special order products that satisfy the energy, mining, construction and telecom sectors’ requirements, as well as the durable goods manufacturers’ requirements. While standardized or on-the-shelf products are manufactured according to the highest international standards, customized wire and cable products are made to satisfy customer specifications.

The three principal types of copper telecom cables produced by the Company are high capacity multi-pair transmission cable, distribution cable and internal cable. Classification of the cables is based on their transmission capacity (i.e., the quantity of channels that can be carried simultaneously). The largest telecom cables are the high capacity multi-pair transmission cables (up to 2,400 pairs); these cables are insulated with polyethylene and used as underground trunk lines between major switching facilities. These trunk lines are being replaced over time by optical fiber cables, which carry high amounts of data with superior transmission performance. Distribution cables are polyethylene insulated telecom cables including between 10 and 400 pairs. They are used to interconnect trunk lines to individual homes and buildings. Internal cables (less than 25 pairs) are insulated with polyvinyl chloride (“PVC”) and used to link individual buildings to their respective external connection points which are located in close vicinity (“drop lines”). Internal cables are also used within commercial and residential buildings.

The following diagram depicts the production process for copper telecom cables:

Copper rod - > drawing - > drawing and insulating - > pairing - > cabling - > coating

Madeco produces all types of power transmission and distribution cables, including bare, rubber insulated or plastic insulated cables. Bare copper and aluminum cables are mainly used for high voltage transmission (69 kilovolts (“kV”) or more) and are usually installed outside urban areas. Copper or aluminum insulated cables, both with rubber and plastic, are most often used for electricity distribution within an urban area; rubber and plastic insulated cables are used for low and medium voltage distribution (0.3 kV — 69 kV). In all three cases — high voltage, medium voltage and low voltage — the diameter of the cable is a function of the current which is to be transmitted.

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

The following diagram depicts the production process for bare, thermo-plastic and/or thermo-stable cables used in the mining, energy and industrial sectors:

Copper rod - > drawing - > cabling - > insulating - > protective sheathing - > cabling - > coating - > cutting

The following diagram depicts the production process for magnetic wires:

Copper rod - > drawing - > enameling - > cutting - > packing

The construction industry uses building wire, which is PVC insulated copper wire produced in a wide range of sizes (from 1.5 mm2 to 25 mm2). Building wire is used for multiple applications of internal low voltage distribution within a construction project, including electromotive applications and transmission of power and lighting, and is appropriate for both wet and dry applications. This kind of wire is most commonly sold to distributors and retailers.

The following diagram depicts the production process for building wire:

Copper rod - > drawing - > cabling - > insulating and/or coating - > cutting - > packing

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

Optical Fiber - > Insulating (Extrusion process) - > Bundling - > Insulation

Cables - Raw Materials

The principal raw materials used in the production of wires and cables are copper and aluminum as conductive materials and plastic and rubber for insulation. Historically, prices of copper, aluminum and metals in general have fluctuated greatly. The Company attempts to modify the selling prices of its products to respond to these fluctuations. See “Item 3. Key Information — Risk Factors” and “Item 5. Operating and Financial Review and Prospects — Fluctuations in LME Metal Prices and Exchange Rates between Currencies”.

Copper is the principal raw material used by the Company in the production of wire and cable products, representing approximately 84.0% of the total raw material costs for the Company’s Wire & Cable unit in 2006. The Company’s Brazilian unit purchases the majority of its copper from a domestic supplier, Caraiba Metais S.A., and the remainder from Madeco Chile. In 2006, copper purchases from Caraiba Metais S.A. and Madeco Chile represented approximately 60% and 40%, respectively, of total copper purchases. Combined, Xstrata Tintaya S.A., Southern Peru Copper Corporation and Sociedad Minera Cerro Verde S.A. are three large Peruvian mining companies, which together supply almost 100% of the Peruvian operation’s total copper requirements.

In Peru, Cobrecón S.A., an affiliate company, is the main supplier of copper rod. The Company, the Peruvian cable manufacturer, Conductores Eléctricos Peruanos (“Ceper”), and the Colombian cable manufacturer, Cables de Energía y Telecomunicaciones S.A. (“Centelsa”), each own a 33% equity participation in Cobrecón. In Chile, the Company owns a 41% share of Colada Continua S.A., which supplies copper rod to Madeco Chile. While in the past the Brazilian unit purchased the bulk of its copper rod directly from a domestic supplier, the Company has increased the supply of copper rod to Brazil from the Chilean copper rod production entity. The Company’s stake in these copper rod suppliers is an advantage which guarantees that the Company will have the raw material, it requires for wire and cable production.

In Chile, the government entity Corporación Chilena del Cobre (the Chilean Copper Corporation, or “Cochilco”) guarantees and regulates the supply of copper to all domestic manufacturers according to the Copper Reserve Law. On an annual basis, all Chilean copper customers must inform Cochilco of their estimated copper requirements for the upcoming year. Cochilco assigns the domestic copper demand to the various mining companies and establishes conditions for the sale of copper including price levels, which reflect London Metal Exchange, or “LME”, prices adjusted for a premium, less non-incurred expenses (freight and taxes) and related insurance costs. Copper purchases are made on a monthly basis, with copper prices determined by utilizing an average market price and payments are made prior to delivery. Cochilco establishes copper supply contracts and decides which terms are subject to annual renewal. Whether or not a Chilean copper customer was able to obtain its estimated annual copper requirements will be taken into consideration by Cochilco when renewing contracts. Chile is the only country in which the Company operates where copper purchases are organized and controlled by a government entity; such an arrangement does not exist in Peru, Brazil, Argentina or Colombia.

In Argentina copper rod is supplied by Madeco’s subsidiaries and related companies.

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

In October 2003, the Company signed an agreement for the supply of PVC for Chilean and Peruvian operations with Petroquímica Colombiana S.A.. The contract provides greater flexibility to the Company. In Brazil, the Company mainly purchases its PVC requirements on a monthly basis from two different suppliers, Karina Ind. Com. Plásticos and Dacarto Benvic S/A. In Brazil, there are no signed contracts with suppliers.

During 2006, Madeco signed a supply agreement with Borealis Compounds LLC USA (“Borealis”) for the supply of polyethylene for its operations in Chile, Brazil, Peru and Argentina. This supply agreement started in January 2006 and ended on December 31, 2006. In 2007, the Company agreed to purchase its polyethylene needs from Borealis and Dow Chemicals. The Company signed an agreement with Borealis that will last until the end of 2007, and an agreement with Dow Chemicals that will last until the end of 2009.

The Company has a choice of suppliers for other plastic and rubber materials and believes it is currently not dependent on any one supplier. In order to obtain more favorable price and payment terms for other insulation materials, the Company is evaluating the possibility of region-wide supply agreements for various types of raw materials.

The main raw material used in the production of optical fiber cable is optical fiber. Other raw materials used include thermoplastic materials, silicone filling compound, non-metallic strength elements between steel tapes or wires (in case of armored cables) and polyethylene as an outer jacket. The Company purchases its optical fiber supplies from Corning Fiber (USA) and Optomagic (Korea).

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

Cables — The Company’s Sales and Distribution

The Company maintains direct relationships with each of its major customers and devotes substantial efforts toward developing strong, long-term relationships. In order to best serve the specific needs of the Company’s client groups, each sales representative is assigned to clients on an exclusive basis and clients are grouped based on industry and/or geographic region. Customer groupings include: distributors, durable goods manufacturers, mining, telecom and energy (utilities and industries) companies.

The Company’s Chilean sales force shares its sales staff with Madeco Chile’s Brass Mills unit. This combined sales force includes a Sales & Marketing manager, three supervisors, 12 sales representatives (two of them located in the southern region and one located in the northern region of the country to attend the mining industry), six sales assistants, one project engineer and one person in charge of marketing.

In Brazil, the Company has a total of 53 employees dedicated to sales, marketing and customer service; these individuals are geographically located across nine branch offices in the country's primary cities (Sao Paulo, Rio de Janeiro, Americana, Belo Horizonte, Curitiba, Brasilia, Recife, Porto Alegre and Salvador). The Brazilian sales efforts are divided into four sectors: the first sector includes power utilities, naval industries, transportation, etc.; the second sector includes cable distributors and durable goods manufacturers; the third sector includes telecom operators; and the forth sector includes OEM enameled wire consumers. These sectors serve the Company’s customer groupings through all of the Company’s nine branch offices. In addition to its proprietary sales force, Madeco retains sales representatives (who are not Company employees) on a contract basis, to serve those regions that are located far from the branch offices. Over the last couple of years Madeco has reduced the number of its sales representatives in Brazil as part of its Business Plan.

The Company’s sales force in Peru has 17 sales representatives and 10 sales assistants. Additionally, the Company maintains four proprietary retail outlets, located in the cities of Lima and Arequipa. Sales made through the retail stores represented approximately 5% of the total revenues generated in Peru.

The Company’s sales force in Argentina includes a Sales & Marketing manager, five sales representatives and two sales assistants. The sales force is located in Buenos Aires.

The Company’s wire and cable client base includes approximately 229 customers in Chile, 1,851 in Brazil, 1,615 in Peru, 352 in Argentina and 69 in its export markets (all countries other than Chile, Brazil, Peru or Argentina). The Company’s largest customer for the year 2006 was a Brazilian manufacturer and sales to this customer accounted for 6.0% of the Wire & Cable unit’s total revenues.

Given the unique tendencies that occur in each of the four countries in terms of demand levels among the various client sectors served by the Company’s wire and cable sales, information regarding sales by sector has been included on a country-by-country basis. The following charts show the Company’s sales breakdown by client grouping for each country for wire and cable products during the years 2004, 2005 and 2006:

The Company’s Chilean Customer Groupings
	% 2004 Revenues	% 2005 Revenues	% 2006 Revenues
Distributors	16%	13%	15%
Durable goods manufacturers	50%	53%	57%
Mining	11%	8%	8%
Energy	14%	16%	13%
Telecom	8%	5%	2%
Others	1%	5%	5%

The Company’s Brazilian Customer Groupings
	% 2004 Revenues	% 2005 Revenues	% 2006 Revenues
Distributors	24%	23%	24%
Telecom companies	5%	5%	6%
Energy	13%	19%	19%
Durable goods manufacturers	40%	44%	35%
Exports and others	18%	9%	15%

The Company’s Peruvian Customer Groupings
	% 2004 Revenues	% 2005 Revenues	% 2006 Revenues
Distributors	21%	23%	22%
Mining	4%	5%	5%
Energy	9%	14%	7%
Telecom	10%	11%	9%
Durable goods manufacturers	6%	5%	5%
Retail	5%	6%	5%
Exports and others	45%	36%	47%

The Company’s Argentine Customer Groupings
	% 2004 Revenues	% 2005 Revenues	% 2006 Revenues
Distributors	50%	48%	27%
Durable goods manufacturers	9%	6%	9%
Energy	36%	40%	52%
Telecom	0%	0%	0%
Exports and others	5%	6%	12%

While a small portion of the customers make cash payments for their purchase orders, the majority of sales were made with credit. The average payment period for the Company’s Wire & Cable business unit amounted to 56 days in 2006 versus 61 days in 2005.

Delivery or shipping of standard products that are in stock is made within a 48-hour period. In the case of customized products, the production time ranges between 30 and 90 days, depending upon the complexity of the cable being produced and the plant workload.

When products are completed and available for delivery, the Company either hires third-party transportation companies to deliver the finished goods to a customer’s plant or warehouse, or the customer picks up the products at the Company’s plant. The mode of transportation for exported products depends on the destination country; while ground transportation is used within the Southern Cone countries, sea transportation is used for exports to all other countries.

Cable - Market Demand and Industry Size Estimates

The principal users of the Company’s wire and cable products are the energy, mining, construction and telecom sectors as well as durable goods manufacturers. Additionally, some products are sold to the general public through retail operations.

The Company’s management believes that demand in the energy sector is typically dependent on new infrastructure projects, the energy regulation system and any energy deficits or surpluses that promote interconnection systems between countries or regions. In the mining sector, the Company’s management believes that the market prices of metals are a major determinant for new investment projects. While demand from durable goods manufacturers seems to depend primarily on gross domestic product, or “GDP” growth, demand from the construction sector appears to depend on GDP growth as well as interest rate and unemployment levels. The Company’s management believes that investments within the telecom sector are largely dependent on GDP growth. However, investment activity by telecom companies also depends on price regulations in each country and special situations such as privatization, among other factors. The Company’s management believes that demand within the telecom industry is affected by, among other things, a lack of investment in telecom cable networks and significant changes as copper telecom cables are being substituted with optical fiber cables and wireless technologies. In 2006, telecom cables and optical fiber represented 6.6% of the business unit’s revenues.

There are no formal third-party estimates on industry size for any of the countries in which the Company has wire and cable operations. The Company bases its estimates on published information from its competitors, import and export reports, the Company’s proprietary production and sales data, Chilean copper sales reports from Cochilco and production reports from the Company’s Chilean and Peruvian wire rod manufacturers. See “Presentation of Information”.

Given the unique evolution of the wire and cable industry within each individual country, discussion regarding the industry growth/shrinkage over the 2004-2006 period is included separately for each country. The following chart summarizes management’s estimates for the wire and cable industries (excluding copper wire rod) for the region in which the Company participates for the years 2004 through 2006:

Industry Size (in metallic tons(1))
Year	Chile	Brazil	Peru	Argentina	Total Region
2004	25,801	192,000	13,386	37,409	268,596
2005	28,100	211,200	16,200	40,100	295,600
2006	26,500	213,400	17,275	45,500	302,675

(1) Measurement estimates for industry size only include metal (copper and/or aluminum); excludes insulation materials.

Chilean Wire & Cable Market. The following chart shows the Company’s estimates for the Chilean wire and cable industry (excluding copper wire rod) as well as the country’s GDP growth rates for the years 2004, 2005 and 2006:

Year	Industry Size (in metallic tons(1))	GDP Rate (2)
2004	25,801	5.7%
2005	28,100	6.0%
2006	26,500	4.0%

(1) Measurement estimates for industry size include only metal (copper and/or aluminum), excluding insulation materials.
(2) The GDP rates for Chile presented above differs from those presented in the Company’s Annual Report on Form 20-F for the year 2004 and 2005 as a result of a change in the Chilean Central Bank’s calculation methodology in 2007.

In 2005, the electrical conductor market amounted to 28,100 tons (not including copper rod), which represents an increase of 9.0% with respect to 2004, due to a rise in one-time projects such as Proyecto Itata, Celulosa Arauco and CMPC (Compañía Manufacturera de Papeles y Cartones).

In 2006, the Chilean wire and cables market decreased to approximately 26,500 tons, due to the absence of both "mega projects" and new substantial private investment in the energy industry. In addition, during the last decade, the Company has also witnesed a considerable reduction in telephone cable consumption.

Brazilian Wire & Cable Market. The following chart shows the Company’s estimates for the Brazilian wire and cable industry (excluding copper wire rod) as well as the country’s GDP growth rates for the years 2004, 2005 and 2006:

Year	Industry Size (in metallic tons(1))	GDP Rate (2)
2004	192,000	5.7%
2005	211,200	2.9%
2006	213,400	3.7%

(1) Measurement estimates for industry size include only metal (copper and/or aluminum), excluding insulation materials.
(2) The 2006 GDP rate for Brazil presented above differs from that presented in the Company’s Annual Report on Form 20-F for the year 2004 and 2005 as a result of a change in the calculation methodology by the Brazilian IGBE.

In 2005, the Brazilian GDP grew 2.9%, while the wire and cable market increased by 10.0% due to public and private investment in 2005 not present in previous years.

In 2006, the Brazilian GDP grew 3.7%, while the wire and cable market only increased by 1.9%. The smaller growth in the wire and cable market is primarily due to the slower overall growth of the Brazilian economy in 2005.

Peruvian Wire & Cable Market. The following chart shows the Company’s estimates for the Peruvian wire and cable industry (excluding copper wire rods) as well as the country’s GDP growth rates for the years 2004, 2005 and 2006:

Year	Industry Size (in metallic tons(1))	GDP Rate
2004	13,386	5.2%
2005	16,200	6.4%
2006	17,275	8.0%

(1) Measurement estimates for industry size include only metal (copper and/or aluminum), excluding insulation materials.

In 2005, the size of the Peruvian wire and cable market increased by 21.0% compared to the prior year due to the rapid growth of the Peruvian economy. Also, there was important demand for thermo-plastic and thermo-stable cables from the energy sector.

In 2006, the size of the industry increased by 6.6%, less than the GDP growth of 8.0% due to the postponement of large infrastructure projects. Furthermore, Ceper reentered into the wire and cable market.

Argentine Wire & Cable Market. The following chart shows the Company’s breakdown for the Argentine wire and cable industry (excluding copper wire rods) as well as the country’s GDP growth rates for the years 2004, 2005 and 2006:

Year	Industry Size (in metallic tons(1))	GDP Rate
2004	37,409	9.0%
2005	40,100	9.2%
2006	45,500	8.5%

(1) Measurement estimates for industry size include only metal (copper and/or aluminum), excluding insulation materials.

In 2005, the Argentine cable industry increased 7.2% compared with the previous year due to investment growth and growth in the construction and industrial sectors.

In 2006, the Argentine cable industry increased 13.5% compared with the previous year due to growth in the industrial sector, higher investments in the energy and construction sectors and investment by the government to revert energy deficits.

Wire & Cable - Market Share and Description of Competition

The Company strives to be a preferred supplier of wire and cable products in all the markets in which it participates based on its product portfolio as well as its high quality standards both in terms of products and customer service. The Company is implementing measures to strengthen its alliances with its key customer groups and to be the most reliable and competitive supplier for the distributors of its products. Madeco’s principal competitive advantages currently include the high quality of its products, competitive prices, a large commercial network, a diverse product portfolio and a recognized brand name.

There are no formal third-party estimates on market share and the Company bases its estimates on published information from its competitors, import and export reports, the Company’s own production and sales data, production reports from the Company’s wire rod manufacturing entities in Chile and Peru and reports from Cochilco. See “Presentation of Information”. Given the fact that the Company competes against different competitors in each of the four countries in which it has operations, market share and information regarding competitors has been separated by country.

Market Share and Competitors in the Chilean Cable Market. The following table sets forth the Company’s estimate of market share statistics for the Chilean copper wire and cable industry for the past three years:

	2004	2005	2006
The Company	37%	38%	30%
Cocesa	27%	26%	28%
Covisa	16%	17%	17%
Other Domestic	8%	7%	5%
Imports into Chile	12%	12%	20%

The Company’s market share calculation methodology includes products sold in Chile and sales from marketing and selling of imported products (mainly magnetic wire). Such imported products are not reflected in the Chilean sales volume because the Company’s definition of sales volume excludes sales from marketing and selling of imported products.

Madeco currently has two principal Chilean competitors in the wire and cable industry. Cocesa, which is owned by the international cable manufacturer Phelps Dodge Corporation (“PD”), has been in business since 1950. This competitor produces many of the same wire and cable products as those manufactured by the Company, except for magnetic wires and telecom cables, which are imported from other of Phelps Dodge’s facilities. Cocesa maintains its production facilities and headquarters in Santiago, and has a branch office in Antofagasta.

The Company’s other principal competitor is Covisa, a company that has been in business for 20 years and is owned by local investors. Covisa produces a variety of wires and cables, but does not manufacture magnetic wires and telecom cables. The headquarters and production facility are located in the city of Viña del Mar, and branch offices are located in Santiago and Concepcion. International wire and cable producers such as Prysmian (Brazil, ex Pirelli Group), Grupo Condumex S.A. de C.V. (“Condumex”, of Mexico), Conductores Monterrey S.A. de C.V. (Mexico) and Top Cable Sociedad Anonima (Spain) have been exporting products to Chile since 1997 and compete in the bidding processes in the Chilean mining, energy and telecom sectors.

In 2005, the Company’s market share increased by 1 percentage point, due to a rise in one-time projects such as Celulosa Arauco and CMPC (thermo stable cables) and contracts with Telefónica (telecom cables).

In 2006, the Company decreased its participation to 30% due to the termination of a purchase agreement with CTC (Compañía Telefónica de Chile or Chilean Telephone Company) for the sale of telecom cables and with CAM (Compañía Americana de Multiservicios or Multiservices American Company) which previously imported energy cables.

Market Share and Competition in the Brazilian Cable Market. The following table sets forth the Company’s estimate of market share statistics for the Brazilian wire and cable industry for the past three years:

	2004	2005	2006
The Company	16%	15%	15%
Phelps Dodge	11%	10%	12%
Pirelli	18%	-	-
Prysmian (ex-Pirelli) (1)	-	10%	10%
Invex (ex-Pirelli) (1)	-	9%	10%
Other Domestic	54%	55%	51%
Imports into Brazil	1%	1%	2%

(1) Pirelli sold its worldwide cable business unit in mid-2005. As a result of this transaction, in Brazil, Pirelli was divided in two companies: Prysmian and Invex.

Phelps Dodge, a subsidiary of Phelps Dodge Corporation, has its Brazilian headquarters and a production facility located in Sao Paulo and has been in operation since 1965, (formerly as Alcoa). PD produces bare aluminum wire and cable, building wire and copper and aluminum thermo-plastic and thermo-stable cables.

Pirelli sold its worldwide cable business unit in mid-2005, which was bought by a fund of Goldman Sachs. As a result, Pirelli Brazil was separated in two companies: Invex (the magnetic wire production facilities) and Prysmian (the energy and telecom wire production facilities). The Company believes that PD is one of the leading producers in Brazil of aluminum wire and cable products. Furukawa (Japan) sold its aluminum facilities to Nexans, and only competes in the telecom industry. Other competitors include the multinational Nexans (French), General Cables (USA) and Sao Marco (Mexico). In addition, CBA-Companhia Brasileira de Aluminio S.A. and Wirex are local producers.

In the latter part of 2002 and during the course of 2003, the Company focused its efforts on the development of specialty cables, and obtained internationally recognized certification for the technical characteristics of these cables.

In 2004, local Brazilian wire and cable manufacturers produced an estimated 190,080 tons of wire and cable products for sale in Brazil. Imported products amounted to 1,920 tons, or approximately 1% of the industry.

During 2005 the Company focused on improving profitability and therefore concentrated on product lines with better margins. As a result, the Company decreased its market share in product lines such as building wire.

In 2006, the Company evaluated the possibility of exploiting the European market during 2007. However, because of the difficulties involved in competing in the European market, due mainly to certain logistical and exchange rate disadvantages, efforts to penetrate this market were abandoned in 2006. In addition, the Company continued to focus on value added segments such as utilities and industrial cables.

Market Share and Competition in the Peruvian Cable Market. The following table sets forth the Company’s estimate of market share statistics for the Peruvian copper wire and cable industry for the past three years:

	2004	2005	2006
The Company	65%	71%	64%
Celsa	9%	11%	11%
Ceper	7%	0%	6%
Other Domestic	7%	6%	7%
Imports into Peru	12%	12%	12%

The Company estimates that it is the market leader in most of the product segments within the Peruvian cable industry: bare copper wire, copper and aluminum thermo-plastic and thermo-stable cables, building wire, magnetic wire and copper telecom cables. The Company’s principal Peruvian competitor is Conductores Electricos Peruanos (“Ceper”), founded in 1968; this company filed for bankruptcy at the end of 2001 and closed-down its facilities in 2004 due to financial difficulties. In November 2005, Ceper came back to the market and competed with the Company in almost every product line, except for smelted wire, but Ceper’s relative significance had decreased compared to that which it had experienced in the previous decade. However, in 2006, Ceper’s presence in the market negatively affected the Company’s market share in Peru. Conductores Electricos Lima (“Celsa”) produces building wire, copper thermo-plastic cables, copper thermo-stable cables and aluminum thermo-stable cables.

In 2004, the Company increased its market participation by one percentage point compared to the previous year, selling a total of 8,663 tons. This increase was accomplished despite strong competitive pressures from foreign competitors and Ceper’s withdrawal from the market during the last quarter of 2004 due to financial difficulties.

In 2005, the Company increased its market participation by 6 percentage points compared to the previous year, selling a total of 11,574 tons. In November 2005, Ceper came back to market with a low production level.

In 2006, the Company’s market share decreased by 7% due to competition from Ceper and the increase in low cost products from China and non-certified products and imitations. The Company’s sales volume was 11,211 tons.

Market Share and Competition in the Argentine Cable Market. The following table sets forth the Company’s estimate of market share statistics for the Argentine copper wire and cable industry for the past three years:

	2004	2005	2006
Prysmian Argentina	26%	24%	32%
Imsa	19%	20%	21%
Cimet	12%	12%	10%
The Company	5%	6%	9%
Other Domestic	35%	35%	21%
Imports into Argentina	3%	3%	8%

The Company currently has three principal Argentine competitors in the wire and cable industry. Prysmian, ex Pirelli Cables S.A.I.C. is the industry leader, with offices and production facilities in Buenos Aires. The Company believes Madeco is the leading supplier in Argentina of bare wire/cable, copper thermo-plastic and thermo-stable cables and building wire. Industria Metalúrgica Sudamericana S.A. (“Imsa”) is a local company which produces building wire and energy cable, and is the only manufacturer of magnetic wire in Argentina. Imsa’s offices and production facilities are located in Buenos Aires. Cimet S.A. is another local competitor and was originally a Phelps Dodge subsidiary which was subsequently acquired by Siemens and then by the Rasmuss Group of Chile. Cimet’s operations are located in Buenos Aires, producing a full range of copper and aluminum wire and cable products. The Company estimates that Cimet is the country’s leading supplier of copper telecom cables.

In 2005, the Company’s market share increased by 1 percentage point. The Quilmes facility started production of medium-voltage power cables. In addition, the Company consolidated its position within the aluminum wire market.

In 2006, the market share of the Company increased by 3%. This variation is mainly explained by the growth of the Company's market share in the energy sector, which increased sales volume in aluminium wire, medium-voltage power cables and underground copper cables.

Optical Fiber Cable

Madeco has participated in the optical fiber industry since 1997 with the acquisition of the Brazilian cable operation Ficap S.A. In June 1999 the Company created a joint venture, Ficap Optel Ltda., between its subsidiary Ficap and Corning. Ficap Optel Ltda. used to produce, sell and distribute optical fiber telecom cables. In April 2001, Corning increased its interest in Ficap Optel from 25% to 50% by acquiring a 25% interest from the Company such that both parties owned an equal 50% participation in the joint venture. As part of the joint venture agreement, Ficap Optel changed its name to Optel and acquired 99.9% of Optel Argentina S.A. (previously Corning Cable Systems Argentina S.A.), thereby expanding its optical fiber business into Argentina.

On June 27, 2002, Corning notified Madeco of its desire to liquidate the joint venture. The Company refused to liquidate the joint venture and requested an arbitration. On November 9, 2003, the arbitration suit was resolved against Madeco and the Joint Venture Agreement was declared lawfully terminated. As a result of the termination of the Joint Venture Agreement among others, i) the Company lost certain rights regarding the appointment of Optel’s management (consequently, the subsidiary was not consolidated into the December 31, 2003 financial statements) and ii) the Company was required to initiate the liquidation of Optel at Corning’s demand.

Until 2002, the Company produced optical fiber telecom cables, for which it had 2 production plants, one located in Brazil and the other in Argentina, with a combined installed capacity of 1,400,000 km. Due to the economic crisis in Brazil and Argentina, demand for Optel’s products, especially from the telecommunication industry, was negatively affected. As a result, during 2003 and 2004 Optel’s plants operated at reduced levels. The Company’s optical fiber cable subsidiary in Brazil sold telecom cables in stock but did not produce telecom cables. In Argentina, Madeco’s optical cable subsidiary Optel Argentina S.A. continued its operations, serving the local market and some neighboring countries.

On March 31, 2005, the Company and Corning reached an agreement whereby Corning sold its 50% interest in Optel Ltda. to the Company for the nominal amount of R$1. In accordance with the purchase agreement, Corning has executed a binding 2-year non-competition agreement not to compete in the markets where Optel currently operates. In addition, on March 31, 2005, the Company reached an agreement with two of Optel’s principal creditors to forgive US$5.3 million of US$7.3 million of indebtedness, and the difference was paid to the creditors. With the consummation of this transaction, the Company expects to recover a relevant position in the optical fiber industry, especially in those areas of South America where the Company has an industrial and commercial presence, however this division does not represent a significant share of the Company’s revenues. During 2006, the Optical Fiber division sold approximately 43,500 kilometers of optical fiber cable in Argentina, and more than 17,150 kilometers in the export markets.

In 2006, Decker-Indelqui's management assumed control of the administration and sales department of Optel in order to increase productivity and to develop a new business strategy, which is expected to increase sales during 2007.

Brass Mills

Since Madeco’s incorporation in 1944, the Company has been manufacturing pipe, bar and sheet products in Chile; the Company initiated the fabrication of aluminum based products (profiles, sheets and foil) in 1954.

In 1988, the Company acquired Armat, the sole private coin blanks producer in Chile dedicated to the production of coin blanks and minted coins made of copper and copper-based alloys for central banks. Madeco sends its coins to the Chilean Mint for minting and then exports the coins to the various central banks around the world.

The Argentine company, Decker S.A.I.C.A.F. e I. (“Decker”) was originally a Brass Mills operation founded in 1900 by Mr. Guillermo Decker. The Company acquired Decker in 1994. Decker-Indelqui S.A. was created in 1998 as a result of the merger of the Company’s two subsidiaries in Argentina; the merged entity is currently owned 99.86% by the Company and participates in both the Wire & Cable and Brass Mills businesses.

The following table includes the names of the Company’s subsidiaries dedicated to the production, sales and distribution of Brass Mills products:

Country	Entity Name	Division
Chile	Madeco Chile Armat S.A.	PBS(1) Coins and sheets
Argentina	Decker-Indelqui S.A.	PBS(1)

(1) PBS = Pipes, Bars and Sheets

At the end of 2002, the Company merged Armat’s and its administrative tasks to minimize costs and improve efficiency. As a result, since 2003, Armat’s administrative activities such as finance, accounting, human resources, information systems, and supply are conducted from the Company’s head office in Santiago.

In the second half of 2003, as a result of the gradual recovery in the Argentine market, the Company decided to reopen its copper tubes and foundry operations at a limited capacity, and additionally decided to boost its sales and marketing department, for which the Company maintains 10 employees focused on the sale of local production to over 500 active clients including imports from Madeco Chile.

In October 2005, a complete restructuring of the production process at the Madeco Chile brass mills plant was implemented to reduce production costs. Low volume and labor-intensive products were discontinued. This restructuring effort yielded appreciably better results during 2006. The Company achieved a reduction in unit production costs of approximately 11%. Also, the Company now concentrates its production on standard products and/or orders of a minimum size.

The following table shows the Company’s annual net sales generated by the Brass Mills business unit for the years 2004, 2005 and 2006:

Brass Mills Unit – Revenues (in Ch$ million)
Year	PBS- Revenues	Coins- Revenues	Total Revenues	% Consolidated Revenues
2004	80,873	8,005	88,878	25.9%
2005	75,155	6,431	81,586	21.9%
2006	109,636	9,744	119,380	21.4%

Brass Mills Unit – Sales Volumes (in tons)
Year	PBS- Sales Volumes	Coins- Sales Volumes	Total Sales Volumes	% Consolidated Volume(1)
2004	30,871	2,448	33,319	27.0%
2005	27,947	1,566	29,513	23.5%
2006	26,400	1,611	28,011	20.5%

(1) The percentages of consolidated volumes for 2005 differ from those presented in the Company’s Annual Report on Form 20-F for 2005 as a result of a change in the Company’s methodology.

The Brass Mills unit is Madeco’s second largest business segment in terms of revenues, representing 21.4% of consolidated revenues in 2006, however substitution due to increasing copper prices has negatively affected its performance, see “Item 3. Key Information – Risk Factors”. Of the four businesses, the Company’s Brass Mills unit is the most internationally diverse, with customers in over 20 countries. Export sales in 2006 amounted to approximately 63.5% of total revenues and 66.4% of total sales volume for the Company’s Brass Mills unit.

The following table shows the Company’s total revenues generated by the Brass Mills unit for the years 2004, 2005 and 2006, broken down by the subsidiary generating the sale:

Brass Mills Unit – Revenues (in Ch$ million)
Year	Madeco Chile	Decker-Indelqui	Armat	Inter-company	Brass Mills Unit
2004	83,751	6,974	8,927	(10,774)	88,878
2005	78,805	7,348	7,014	(11,581)	81,586
2006	109,534	9,852	11,749	(11,755)	119,380

Brass Mills - Production

The Company’s pipe, bar and sheet, or “PBS”, operation in Chile has two production facilities located in the southern part of Santiago, a smelting furnace and a manufacturing plant for pipes, bars and sheets. Moreover, the Company has its coin blank manufacturing plant in Quilpue, approximately 120 kilometers from Santiago. The Company’s Argentine Brass Mills facilities are located near Buenos Aires, in Llavallol and Barracas. The following table includes information regarding each Brass Mills production facility:

Country	Location	Principal Products	ISO Certification (1)
Chile	San Miguel, Santiago	Pipes and Bars	9001: 1998, 2004
	San Bernardo, Santiago	Smelting Furnace, Sheets	9001: 1998, 2004
	Quilpue, Valparaiso	Coin Blanks and Sheets	9001: 1997, 2006
Argentina	Llavallol, Buenos Aires	Sheets and Foundry	9001: 2004
	Barracas, Buenos Aires	Pipes	9001: 2004

(1) In cases where two dates are included, the first date indicates the original certification and the second date indicates the most recent certification.

The Company’s Brass Mills operation produces pipe, bar and sheet products in a variety of copper, aluminum and brass alloys. Copper and brass pipes are used principally by the construction industry and its other bar and sheet products are used as raw material in the fabrication of electrical components, mechanical units and hardware fixtures. The Company also produces coin blanks and minted coins, made principally from copper-based alloys.

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

Copper and brass pipes are used primarily for heating and drinking water systems in the residential construction industry, the industrial sector, and the commercial construction industry. Copper pipes are also used for air conditioning, heating and refrigeration units, in the fabrication of various automobile parts and by other durable goods manufacturers. The Company’s pipe products range in diameter from 3/8 to 5 inches; pipes over 1 inch in diameter are produced in strips measuring up to 6 meters in length while pipes under 1 inch in diameter can be produced in strip or rolled form.

The following diagram depicts the production process for pipe products:

Billets

Metals - > smelting - > hot piercing - > drawing - > cutting - > annealing - > packing

Copper sheets are used mainly for roofing in the construction sector and for thermal isolation purposes (e.g., car radiators). Copper and brass sheets serve as raw material for decorative items such as picture frames and doors. Madeco also manufactures aluminum sheets, which are mainly used for packaging products for the mass consumer market as well as ducts. The vast array of products differs in terms of thickness, width and metal temper, depending on the application for which the final product will be used.

The following diagram depicts the production process for sheets:

Cakes

Metals - > Smelting - > hot rolling - > surface milling - > cold rolling - > annealing - > cutting - > packing

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

Billets

Metals - > Smelting - > extruding - > drawing - > cutting - > packing

Recently launched products in the PBS division include copper water outlets, new copper roofing designs, plastic covered copper pipes for the energy sector and silver-plated busbars for the mining industry.

Coin blanks and minted coins can be made from more than 30 different alloys. The main types of coin blanks and minted coins are copper-based (Nordic Gold, brass, nickel silver, copper-nickel or copper-aluminum–nickel), steel-based (electroplated, cladding and stainless steel), bimetallic (different alloys for the outer and inner ring) and commemorative (gold or silver). Madeco’s production specializes in four copper-based alloys: Nordic Gold (copper, aluminum, zinc and tin), brass (copper and zinc), nickel silver (copper, nickel and zinc) and bronze coins (copper plus nickel or copper, aluminum and nickel). The exact alloy mix in each case is determined by customer specifications.

The following diagram depicts the production process for coins:

Electric melting furnace - > horizontal continuous casting - > cold rolling - > annealing - > cold rolling - > blank cutting - > rimming - > annealing - > polishing - > sorting - > inspecting - > packing

In the case of minted coins, the central bank of each country provides the dies to produce the samples or ARMAT develops them with the cooperation of the Chilean Mint. Once approved, the minted coins are delivered under special security procedures to the vaults of the central bank, where they are carefully reviewed. Once the contract is completed, the dies are returned or destroyed and a certificate is emitted by the Chilean Mint certifying the amount of the coined currencies.

Brass Mills - Raw Materials

The primary raw materials used in the production of brass mills products are copper, aluminum, zinc, nickel and tin. Historically, prices of copper, aluminum and other metals in general, have fluctuated greatly. The Company attempts to modify the selling prices of its products to respond to these fluctuations. See “Item 3. Key Information — Risk Factors” and “Item 5. Operating and Financial Review and Prospects — Fluctuations in LME Metal Prices and Exchange Rates between Currencies”.

The Company purchases its copper supplies for its Brass Mills operations mainly from two large Chilean mining companies, Codelco and Enami, and two international mining companies, Escondida and Soc. Contractual El Abra. During 2006, the Company obtained most of its Brass Mills’ aluminum requirements from Aluminios Argentinos S.A.I.C. (“Aluar”, of Argentina) while in 2007, its aluminum supply come from both Aluar and Alcasa S.A. The Company’s zinc requirements are purchased mainly from Doe Run (Peruvian supplier). Nickel is purchased mainly from Inco Limited (Canada) and Companhia Niquel Tocantins S.A. (Brazil), and tin is purchased mainly from Minsur S.A. (Peru).

Madeco believes that its contracts and other agreements with third-party suppliers for the supply of raw materials for its brass mills products contain standard and customary terms and conditions. During the past ten years, the Company has not experienced any substantial difficulties in obtaining adequate supplies of necessary raw materials at satisfactory prices nor does it expect to do so in the future, see “Item 3. Key Information — Risk Factors”.

While the pipes, bars and sheets, or “PBS”, division and the coin division together constitute the Company’s Brass Mills business unit, the following discussions below have been separated into two sub-sections, PBS and Coins.

PBS – Sales by Destination

Madeco sells a large portion of its Brass Mills products in Chile and Argentina, where the Company has its production installations. Additionally, the Company exports pipes, bars and sheets to multiple countries, including the United States, as well as countries in Latin America, Europe and Asia. Export sales of the PBS division consist of all sales to customers in any country other than Chile or Argentina and represented 62.7% of the total division’s revenues for the year 2006. The following table shows Madeco’s annual net sales generated by the PBS division by destination for the years 2004, 2005 and 2006:

PBS Division – Revenues by Destination (in Ch$ million)
Year	Chile	Argentina	Exports (1)	PBS Division
2004	32,127	6,272	42,474	80,873
2005	27,560	7,007	40,588	75,155
2006	30,723	10,140	68,773	109,636

PBS Division – Sales Volumes by Destination (in tons)
Year	Chile	Argentina	Exports (1)	PBS Division
2004	9,622	2,631	18,618	30,871
2005	9,177	2,726	16,044	27,947
2006	6,937	2,432	17,031	26,400

(1) Exports of the PBS division consist of all sales to customers in any country other than Chile or Argentina.

In 2006, PBS division revenues increased by Ch$34,481 million or 45.9% compared to the previous year. This increase was due to higher average prices, in spite of a reduction of 5.5% in sales volume due to the negative effects of product substitution. Revenues in Chile and Argentina increased compared to the previous year by 11.5% and 44.7%, respectively. Exports also increased in 2006 by 69.4% as compared to 2005.

PBS – The Company’s Sales and Distribution

The Company attempts to maintain close relationships with each of its major customers and devotes substantial efforts toward developing strong long-term relationships. In order to best serve the specific needs of Madeco’s client groups, each sales representative is assigned to clients on an exclusive basis and clients are grouped together based on industry and/or geographic region.

The Company’s Chilean sales force shares its sales staff with Madeco Chile’s Wire & Cable unit. This combined sales force includes a Sales & Marketing manager, three supervisors, 12 sales representatives (two of them located in the southern region and one located in the northern region of the country to serve the mining industry), six sales assistants, one project engineer and one person in charge of marketing. Customer groupings in the Chilean market include: retail companies, electronic and electric appliance manufacturers, aluminum foil and sheet buyers, durable goods manufacturers and mining. The Company also utilizes the Chilean wire and cable commercial network to market and sell its Brass Mills products to other customer segments.

In Argentina, the Company has a total of 13 employees dedicated to sales and customer service. There is a head of sales and 10 salesmen, 8 of whom are located in Buenos Aires, one in Cordoba and the other in Rosario.

The Company’s PBS operations have 151 clients in Chile, 560 Argentine customers and 93 customers in its export markets. In 2006, the largest customer was a PBS product distributor in Chile, and sales to this customer accounted for 11.3% of the Company’s total revenues generated from the sale of pipes, bars and sheets.

Given the unique tendencies that occur in each of the markets served by the Company’s Brass Mills business unit, information regarding sales by sector has been included on a country-by-country basis. The following charts show the Company’s sales breakdown by client grouping for the years 2004, 2005 and 2006:

The Company’s Chilean Customer Groupings
	% 2004 Revenues	% 2005 Revenues	% 2006 Revenues
Retail and Distributors	68%	64%	65%
Durable good manufacturers	12%	17%	18%
Mining	8%	7%	7%
Electric appliance manufacturers	4%	5%	3%
Aluminum	2%	3%	3%
Others	6%	4%	4%

The Company’s Argentine Customer Groupings
	% 2004 Revenues	% 2005 Revenues	% 2006 Revenues
Retail and Distributors	48%	50%	48%
Construction	17%	17%	18%
Durable good manufacturers	23%	24%	22%
Others	12%	9%	12

Delivery or shipping of standard products that are in stock is made within a 48-hour period. In the case of customized products, the production time ranges between 30 and 90 days, depending upon the complexity of the item being produced and the plant workload. The Company implemented an automated production programming system (Scheduler) in its Chilean operation in order to improve production flow and consequently shorten the time period between the ordering and delivery of customized products. When products are completed and available for delivery, the Company either hires third-party transportation companies to deliver the finished goods to a customer’s plant or warehouse, or the customer picks up the products at the Company’s plant. The mode of transportation for exported products depends on the destination country: while ground transportation is used within the Southern Cone countries, sea transportation is used for exports to all other countries.

PBS – Market Demand and Industry Size Estimates

The principal users of the Company’s pipe, bar and sheet products are the mining, energy, and construction sectors, as well as durable goods manufacturers. The Company’s management believes that overall demand for its Brass Mills products is largely dependent on GDP growth. Investments within the mining and energy sectors are also largely dependent on new infrastructure projects. Investment activity and/or demand for the Company’s products from the construction sector, durable goods manufacturers and retail operations depend largely on the country’s GDP growth. While demand from durable goods manufacturers seems to depend primarily on GDP growth, demand from the construction sector appears to depend both on GDP growth as well as interest rates and unemployment levels. However, the negative effects of product substitution are eroding the performance of this business, see “Item 3. Key Information – Risk Factors”.

There are no formal third-party estimates on industry size for any of the countries in which Madeco has Brass Mills operations and the Company bases its estimates on published information from its competitors, import and export reports and the Company’s proprietary production and sales data. See “Presentation of Information”.

Given the unique evolution of the brass mills industry within each individual country or segment, discussions regarding the industry growth/shrinkage over the 2004-2006 period are included separately for Chile and Argentina.

Chilean PBS Market. The following chart shows the Company’s estimates for the Chilean pipe, bar and sheet industry as well as the country’s annual GDP growth rate for the years 2004, 2005 and 2006:

Year	Industry Size (in tons)	GDP Rate (1)
2004	17,407	5.7%
2005	15,900	6.0%
2006	12,905	4.0%

(1) The annual GDP rates for Chile presented above differ from those presented in the Company’s Annual Report on Form 20-F for 2004 and 2005 as a result of a change in Chilean Central Bank’s calculation formula and methodology.

The Company estimates that the industry size for copper and brass products for 2006 decreased 18.8% compared with the previous year due mainly to higher copper prices and the effects of increased substitution.

Argentine PBS Market. The following chart shows the Company’s estimates of the Argentine pipe, bar and sheet industry as well as the country’s GDP growth rates for the years 2004 to 2006:

Year	Industry Size (in tons)	GDP Rate
2004	17,773	9.0%
2005	23,300	9.2%
2006	21,700	8.5%

In recent years, competition from the Argentine PVC pipes sector has been increasing. While copper pipes are used for both water and sewage systems in commercial buildings and high-income private housing, PVC pipes dominate the medium and lower-income housing construction segments. Although copper pipes outperform PVC pipes in terms of mechanic resistance and durability, PVC pipes are popular due to their lower prices.

In 2005, the industry size increased by 31.1% compared with the previous year mainly due to the recovery of the brass bars market, and to a lesser extent, the growth of construction and industry and the corresponding increase in the sale of copper strips and pipes.

In 2006, industry size decreased by 6.9%, compared with the previous year, explained by the unit’s product substitution due to higher copper prices.

Due to the expected growth in demand for ethanol, the Company is currently exploring the possibility of selling pipes used in sugar mills to produce ethanol in Brasil, Colombia and Central America.

PBS – Market Share Estimates and Description of Competition

The Company strives to be a preferred supplier domestically and globally, meeting international quality standards and delivering excellent customer service. Madeco’s principal competitive advantages currently include the high quality of its products, competitive prices, a large commercial network, a diverse product portfolio and a recognized brand name.

There are no formal third-party estimates on market share and the Company bases its estimates on published information from its competitors, import and export reports and the Company’s own production and sales data. See “Presentation of Information”. Given the fact that the Company competes against different competitors in both of the countries in which it has operations, market share and information regarding competitors has been separated by country.

Market Share and Competition in the Chilean PBS Market. The following table sets forth the Company’s estimate of market share statistics for the Chilean pipe, bar and sheet industry for the past three years:

	2004 (1)	2005 (1)	2006
The Company	55%	58%	54%
Cembrass	26%	26%	26%
Tecob	0%	3%	4%
Conmetal	9%	9%	10%
Offermanns	2%	2%	0%
Other Domestic	0%	0%	0%
Imports into Chile	8%	4%	6%

(1) The Market Share statistics presented in this table differ from those presented in the Company’s Annual Report on Form 20-F for 2004 and 2005 as a result of a change in the Company’s estimation methodology.

The Company is the largest local producer of pipes, bars and sheets in Chile, with an estimated market share of 54% for the year 2006. The Company believes that it is the leading producer in Chile for copper pipes, bars and sheets.

The Company’s primary competitor in the copper pipe segment is Themco-Conformadores de Metales S.A. (“Conmetal”). Conmetal manufactures rigid copper pipes and small copper bars and was founded in 1995 by Themco, a large plastic pipe and fitting conglomerate. In order to increase its production capacity, Conmetal inaugurated a new plant facility in 2004. The Company estimates that the leader in the brass bars segment is Cembrass S.A. (“Cembrass”). Cembrass is a subsidiary of CEM (one of Chile’s manufacturers of residential water heaters). Smaller competitors are Electro Copper Ltda. and Aceros y Metales S.A.

In 2005, the Company’s competitor, Tecob, re-entered the market. By October, a complete restructuring of the production process at the Company was implemented to improve efficiency and reduce production costs. As a result, low volume and labor-intensive products were discontinued.

In 2006, due to a constant increase in the price of copper and product substitution by plastic pipes (mainly due to these higher prices), sales volumes decreased by 5.5%, however, this effect was offset by higher product prices.

Market Share and Competition in the Argentine PBS Market. The following table sets forth the Company’s estimate for market share statistics of pipe, bar and sheet products for the past three years:

	2004	2005	2006
Pajarbol-Cembrass	15%	21%	23%
Sotyl	13%	13%	14%
The Company	14%	12%	11%
Vaspia	7%	7%	7%
Quimetal	7%	7%	6%
Other Domestic	33%	27%	25%
Imports into Argentina	11%	13%	15%

The Company’s principal competitor in Argentina is Pajarbol S.A.; this company was founded in 1957 and is the largest producer of high quality brass bars in Argentina. Sotyl S.A. was founded in 1973 and principally produces brass sheets. Vaspia S.A.I.C. was founded in 1960 and is a producer of brass bars, profiles, valves and hardware fixtures. Industrias Quimetal S.A.I.C. was founded over 30 years ago and has a modern plant specializing in copper pipe production for refrigeration and heating units.

In 2004, the Company increased its market share by one percentage point, mostly due to an increase in demand from the industrial sector. Pipes used in water related activities continue to be challenged by the presence of alternative products, such as plastic or PVC. Sales volume in the sheet sector decreased due to competitive pressures from local producers and high supplier turnover rates. The Company grew in terms of tons sold from 2,266 in 2003 to 2,520 in 2004, of which imports represented 382 tons, or a 31% increase compared to the previous year.

In 2005, the Company’s market share decreased by two percentage points. That was a consequence of the growth of the brass bar market, a segment of the market in which the Company does not actively participate.

In 2006, the Company’s market share decreased by one percentage point primarily as a result of a reduced volume in the copper and brass sheets markets where the Company lost relevant share. However, this negative effect was offset in part through the consolidation by the Company of its leadership position in the manufacturing and sales of pipes.

Coins – Sales by Destination

Madeco sells the bulk of its coin products to countries outside Chile; export sales represented 71.7% of the total coin revenues for the year 2006. The following table shows Madeco’s annual net sales by destination for the years 2004, 2005 and 2006:

Coins Division – Revenues by Destination (in Ch$ million)
Year	Chile	Exports (1)	Coins Division
2004	771	7,234	8,005
2005	1,052	5,379	6,431
2006	2,756	6,988	9,744

Coins Division – Sales Volumes by Destination (in tons)
Year	Chile	Exports (1)	Coins Division
2004	97	2,351	2,448
2005	9	1,557	1,566
2006	39	1,572	1,611

(1) Exports for the Coins division consist of all sales to customers in any country other than Chile.

In 2006, the Company’s coins and coin blanks revenues increased 51.5% compared with 2005, mainly due to an important supply contract bid won with the Chilean Mint.

Coins – The Company’s Sales and Distribution

Manufacturing of coin blanks starts only when customers settle the orders and sign a formal contract. The sales department is run by a Sales & Marketing Manager who participates in bid processes, opening new potential markets and maintaining good relationships between the Company and its customers. The Company also hires agents in many countries to act as representatives according to local legal requirements.

The Company’s sales process begins with a bidding process, which can be either public or private, depending on the country. In the case of a public bid, any coin manufacturer has the right to make a sales quote. In contrast, manufacturers must be invited to participate in a private bid. In the case of bids made to Europe, Central and South America, the price determined by the Company usually has two components: a fixed price for the conversion of metal to coin blanks and a variable price for the metal used, based on prices quoted on the LME.

The Company’s largest clients are central banks and coin mints. This business is dependent upon the replenishment of coin supplies by the respective country’s central bank and/or mints, making for purchase patterns that are infrequent in nature but high in terms of sales volume. The Company’s key customers in 2006 were Casa de Moneda de Chile (Chilean Mint) with 31% of total coin sales; Central Bank of Costa Rica with 25% of total coin sales and S.E. Casa de Moneda Argentina (Argentinean Mint) with 19% of total coin sales.

Flexible Packaging

In 1961, Alusa S.A. was founded jointly by the Company and the Zecchetto and Arduini families with the objective of producing, selling and distributing flexible packaging products printed by rotogravure method. Also, this company sold foil wrapping attending industrial clients in the mass consumer market. In order to strengthen its strategic position within the two segments in which it then participated, Alusa separated its flexible packaging operations from its complementary business, the fabrication of aluminum foil and plastic wrap (both mass consumer products for home and commercial use) in 1994. In the same year, Alusa acquired Vigaflex (renamed as Alupack), a local company engaged in the flexographic packaging market.

The Company began the international expansion of its flexible packaging business in 1993 with the creation of Aluflex and the greenfield construction of a plant in San Luis, Argentina. The objective of the new operation was to supply the large mass consumer product companies in Argentina, as well as access the immense Brazilian potential market. In addition, the plant’s location is optimal to serve as a secondary production source to fulfill peaks in Chilean demand and vice versa.

Alufoil was established in 1995 as a subsidiary of Alusa to provide mass consumer products such as aluminum foil, trash bags and plastic wrap and industrial products such as ice cream cone wrapping, aluminum taps and other products. In November 2004, Alusa sold some of Alufoil’s assets (trademark, machinery and some current assets) related to mass consumer products to Cambiaso Hermanos S.A. for Ch$1,385 million (historic value). Remaining industrial business lines were absorbed by Alusa.

In 1996, Alusa S.A. entered into the Peruvian packaging market by acquiring a 25.0% and 25.6% interest in Peruplast S.A. and Tech Pak S.A., repectively. Both companies are leaders in the flexible packaging Peruvian market.

During 2006, several structural changes were implemented in this business unit. To consolidate the development of the Argentinean subsidiary, Aluflex, a new CEO was hired and two sub-divisions were created. In addition, a new Sales & Marketing Manager and a Technical and Development Manager were hired by Alusa, as well as three new sub-divisions were added (Plant, Exports and Operations).

On March 1, 2007, Alusa increased its stake in Peruplast from 25.0% to 39.5% by acquiring an additional 10,984,402 shares for US$3.19 million. On the same date, it increased its interest in Tech Pak from 25.0% to 50.0% by acquiring an additional 12,228,371 shares for US$5.29 million.

Concurrently, Nexus Group, a Peruvian investor, signed individual sales contracts, whereby it will acquire the requisite number of shares of Peruplast and Tech Pak necessary to hold interests in each of these companies equal to those held by Alusa. On the date that the payments were made and the shares were transferred, Alusa and Nexus Group entered into a shareholders agreement to designate the management of both of the acquired companies whereby Alusa chose the new CEO and Nexus Group the new CFO.

Alusa and Nexus Group plan to further increase their holdings in Peruplast by purchasing the remaining 21.0% from Shintec S.A. Following the purchase, Alusa and Nexus Group will each own a 50.0% interest in Peruplast. Thereafter, the Company plans to merge Peruplast and Tech Pak.

The following table includes the names of the Company’s subsidiaries dedicated to the production, sales and distribution of flexible packaging products:

Country	Entity Name
Chile	Alusa S.A.
Argentina	Aluflex S.A.
Peru	Tech Pak S.A.
Peru	Peruplast S.A.

Flexible Packaging - Summary of Sales

The following table presents the Company’s annual net sales generated by the Flexible Packaging business unit for the years 2004, 2005 and 2006:

Flexible Packaging Unit
Year	Revenues (in Ch$ million)	% Consolidated Revenues	Sales Volume (in tons)	% Consolidated Volume (1)
2004	47,723	13.9%	16,361	13.3%
2005	45,086	12.1%	14,527	11.6%
2006	46,198	8.3%	15,649	11.5%

(1) The percentages of consolidated volumes for 2005 differ from those presented in the Company’s Annual Report on Form 20-F for 2005 as a result of a change in the Company’s methodology.

In 2006, revenues increased by 2.5% from Ch$45,086 million to Ch$46,198 million. The increase in revenues was attributable to higher revenues corresponding to the Argentine operations of Aluflex, which rose by 22.1% as a consequence of a change in the sales strategy, which favored higher value-added products. The increase in revenues was partially offset by lower sales associated with Alusa’s Chilean operations, which declined by 5.3% due to lower average sales prices as a result of a lower exchange rate, partially offset by an increase in sales volume.

The consolidated sales volume of the Flexible Packaging unit amounted to 15,649 tons in 2006, a 7.7% increase compared to the 14,527 tons sold the previous year. The companies compounding this business unit of this business unit increased their sales volumes by 3.0% and 8.1% (Chile and Argentina), respectively.

The Company mainly sells its flexible packaging products in the same markets where it maintains its operations. Additionally, Madeco exports flexible packaging products to various countries, both within Latin America and abroad; export sales represented 16.7% of the total unit’s revenues for the year 2006.

The following tables present the Company’s annual net sales generated by the Flexible Packaging business unit by destination for the years 2004, 2005 and 2006:

Flexible Packaging Unit - Revenues by Destination (in Ch$ million)
Year	Chile	Argentina	Exports (1)	Flexible Packaging Unit
2004	30,449	10,593	6,681	47,723
2005	28,281	10,459	6,346	45,086
2006	27,013	11,485	7,700	46,198

Flexible Packaging Unit – Sales Volumes by Destination (in tons)
Year	Chile	Argentina	Exports (1)	Flexible Packaging Unit
2004	10,171	3,867	2,323	16,361
2005	8,581	3,828	2,118	14,527
2006	8,838	4,137	2,674	15,649

(1) Exports of the Flexible Packaging unit consist of all sales to customers in any country other than Chile or Argentina.

The following table presents the Company’s Flexible Packaging business unit total revenues for the years 2004, 2005 and 2006, broken down by the subsidiary that generated the sale:

Flexible Packaging Unit – Revenues by Subsidiary (in Ch$ million)
Year	Alusa (1)	Aluflex	Inter-company	Flexible Packaging Unit
2004	35,320	12,403	0	47,723
2005	32,222	12,865	(1)	45,086
2006	30,514	15,703	(19)	46,198

(1) Alusa sold certain of Alufoil’s assets, including the trademark related to its mass consumer products, to Cambiaso Hermanos S.A. in November 2004.

Flexible Packaging - Production

The Company has a total of four modern facilities for the production of flexible packaging products. The Chilean and the Argentine subsidiaries each have a production plant and the subsidiary located in Peru has two facilities. The following table presents information regarding each flexible packaging production facility including plant location, principal products manufactured and ISO or AIB certification:

Country (1)	Location	Principal Products	ISO or AIB Certification (2)
Chile	Quilicura, Santiago	Flexographic, Rotogravure	9001: 1997, 2006
Argentina	San Luis	Flexographic, Rotogravure	9001: 1998, 2004
Peru	Lima	Flexographic, Rotogravure	AIB International Certificate.
Peru	Lima	Flexographic, Rotogravure	AIB International Certificate.

(1) As of March 2007, the Company consolidated the Peruvian facilities in its financial statements.
(2) In cases where two dates are included, the first date indicates the original certification and the second date indicates the most recent certification.

Flexible packaging products include candy wrappers, bags for cookies, snack foods, fresh and frozen products, diapers and personal hygiene products, envelopes for powdered soups and juices, flexible bags for ketchup and mayonnaise and for cleaning products such as laundry detergents, labels for beverage bottles, peel-off lids and labels for yogurt containers and wrappers for ice cream products. All of the Company’s products are manufactured in accordance with international requirements and customized to meet individual customer specifications.

Production of flexible packaging products begins in pre-press. The principal pre-press process involves the digital design for packaging graphics, including color separation, text and layout. There are two forms of printing: rotogravure and flexographic. The rotogravure printing process involves diamond-etching a cylinder for each product’s color layer. It is appropriate for high-volume orders. Flexographic printing process requires a polymer plate (one for each color) with the design to be printed, that is added over a metallic cylinder. The flexographic method is better suited for lower price packaging due to the method’s lower costs and inferior printing quality.

Traditionally, machinery and equipment requirements for rotogravure printing have been greater than for flexographic printing, and as a result, flexographic printing has been more commonly used. While the flexographic printing quality has traditionally been inferior to the rotogravure method in terms of printing clarity and quality, these differences have been diminishing over time as the quality and equipment investments in the flexographic printing method have increased.

Production of flexible packaging products continues by combining the different layers of material(s) required for each particular packaging order; the combination of materials depends on the product’s requirements, such as impermeability, desired shelf life and cost considerations. Flexible packaging products are made from any combination of the following: plastics (such as polypropylene, polyethylene and/or polyester), aluminum foil, paper, wax and adhesives. The most common packaging types are single-layer and multi-layer, coextruded barrier films, doy pack containers and metallized films. Many of the packaging component materials are purchased in film rolls. Due to the high volume of polyethylene used in flexible packaging, this raw material is purchased in pellet form (resin) and extruded at the Company’s facilities into rolls of the appropriate diameter, thickness, width and color for each particular order.

After the printing process, additional laminates and any other necessary layers are attached using adhesives between layers. Finally, the rolls are cut, folded (if necessary) and packaged. The following diagram depicts the flexible packaging production process:

Graphic designing - > extrusion of polyethylene - > printing - > laminating & layering (as required) - > cutting (as required) - > folding (as required) - > packing

Flexible Packaging - Raw Materials

The principal raw materials used in the production of flexible packaging are plastics (i.e.: polypropylene, polyethylene, resin and polyester), paper, aluminum foil, ink, adhesives and solvents.

The principal polypropylene film suppliers for Alusa in Argentina and Chile are Sigdopack S.A., Polo/Quimatic S.A. and Vitopel S.A. The main polyethylene resin suppliers in 2006 were Dow Chemical Company subsidiaries, PBB Polisur S.A (Argentina), Petroquímica Dow S.A., and Dow Química Chilena, S.A. These three subsidiaries provided approximately 24% of the raw materials used by the Company in 2006. However, the Company can access other sources when price and delivery terms are more favorable.

The Company obtains most of its aluminum film requirements from Aluar (Argentina) and Hydro Aluminum Deutschland GMBH (Germany). However, the Company can access other sources when price and delivery terms are more favorable

Paper is purchased from suppliers in Chile, Brazil, Italy and Sweden. The Company purchases its various adhesives from Henkel Chile S.A. and Rhom & Hass Chile Ltda. Dye is purchased from Sun Chemical Ink S.A. and Flint Ink.

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

Flexible Packaging - The Company’s Sales and Distribution

In both Chile and Argentina, Madeco dedicates substantial effort toward developing strong long-term relationships with each of its major customers. The Company recognizes the importance of packaging to the customer, both in terms of cost and as an important marketing tool. Moreover, strong client relationships foster the potential to jointly develop new packaging ideas.

In Chile, Alusa’s sales force includes one Sales & Marketing manager, one sub-manager of exports, one administrative employee and eight salesmen. Among the salesmen mentioned, seven are responsible for local customers and one for exported products. Alusa also has a Customer Service Department composed of six customer service representatives.

In Argentina, the sales department includes one Sales & Marketing manager, three sales executives, each responsible for a portfolio of customers, and three sales assistants.

Additionally, in each country the Company has a team of technical advisors specialized in flexible packaging structures, which works closely with the Company's main customers in the development of new products, innovation of existing products and customization of requirements to match machine’s specifications of every client.

The Company has a representative office in Brazil, and agents in Mexico, Bolivia, Central America and the United States.

The Company’s Flexible Packaging unit has approximately 100 active customers in Chile, which include multinational companies, such as Nestlé, Unilever and Procter & Gamble, and local regional companies, such as Córpora and Carozzi. The Company also has approximately 30 clients in Argentina. The Company’s largest customers in 2006 are in the food and hygiene industries. The Company’s largest customer accounted for 11.4% of the units’ total consolidated revenues in 2006. Given the unique tendencies that occur in Chile and Argentina in terms of demand levels among the various client sectors served by the Company’s Flexible Packaging business unit, information regarding sales by sector has been included on a country-by-country basis.

The following table presents Madeco’s sales breakdown by client grouping for each country for the years 2004, 2005 and 2006:

The Company’s Chilean Customer Groupings	% 2004 Revenues	% 2005 Revenues	% 2006 Revenues
Concentrated & dehydrated products	21%	23%	28%
Ketchup & tomato sauces	11%	12%	13%
Mayonnaise & mustard	2%	2%	1%
Condiments	4%	4%	4%
Biscuits, candies & snacks	24%	22%	16%
Dairy products	13%	12%	11%
Petfood	2%	4%	4%
Cleaning & Personal Care	13%	13%	13%
Others	10%	8%	10%

The Company’s Argentine Customer Groupings(1)	% 2004 Revenues	% 2005 Revenues	% 2006 Revenues
Concentrated & dehydrated products	4%	5%	5%
Ketchup & tomato sauces	2%	4%	9%
Mayonnaise & mustard	30%	30%	39%
Condiments	0%	0%	0%
Biscuits, candies & snacks	20%	15%	11%
Dairy products	0%	0%	0%
Petfood	30%	32%	25%
Cleaning & Personal Care	11%	10%	10%
Others	3%	4%	1%

(1) The Argentine Customer Groupings presented above differ from those presented in the Company’s Annual Report on Form 20-F for 2004 and 2005, as a result of a change in the Company’s methodology.

In general, all of the Company’s Flexible Packaging unit’s customers can buy on credit. While a very small portion of the customers make cash payments for their purchase orders, the majority of sales (over 99% in 2006) were made under credit conditions.

Within the Flexible Packaging unit, the average payment period remained stable at approximately 82 days in 2006 (74 days in 2005). Uncollectible accounts as a percentage of total unit revenues amounted to 0.34% for the year 2005 and 0.42% for the year 2006.

Delivery time of packaging products which require new graphics can be up to 30 days; for those products with repeat graphics, delivery time is approximately 20 days. Subsequent to production completion, the Company hires third-party distribution companies to deliver finished goods to the customer’s plant or warehouse. The mode of transportation for exported products depends on the destination country, but the most prevalent mode of transportation is by ocean freight.

Flexible Packaging - Market Demand and Industry Size Estimates

The principal clients of the Company’s flexible packaging products are multinational and domestic mass consumer product companies within the food, snacks and personal care segments.

In Chile, the demand for flexible packaging products is similar to the moderate growth of the local economy. Therefore, the Company believes that in order to increase sales volumes at a higher rate than that of the local economy, it would need to explore opportunities in entering new markets, especially those in foreign markets, the national market for seafood packaging (principally salmon products) and with multinational clients.

Over the last few years, the Company has observed several factors within the industry such as: increasing industry concentration, product biddings between few manufacturers and concentrated demand as a result of mergers and acquisitions of companies of mass consumer products. In spite of these adverse conditions, the Company believes that this industry will display favorable opportunities because of a growing trend among multinational companies to work with fewer suppliers.

There are no formal third-party estimates on industry sales volume, and the Company bases its estimates on published information from its competitors, supermarket sales estimates, import reports of raw materials and the Company’s own sales data. See “Presentation of Information”.

Given the unique evolution of the flexible packaging industry within each country, information regarding the industry’s evolution over the 2004-2006 period is included separately for Chile and Argentina.

Chilean Flexible Packaging Market. The following chart summarizes management’s estimates for the Chilean flexible packaging industry and the supermarket sales index for the years 2004 through 2006:

Year	Industry Size (1) (in tons)
2004	29,797
2005	30,000
2006	31,200

(1) The industry sizes for Chile presented above differ from those presented in the Company’s Annual Report on Form 20-F for 2004. That report does not include the aluminum foil and plastic wrap market because the Company exited that market in November 2004 when it sold certain of Alufoil’s assets.

From 2004 to 2006, the size of Chilean flexible packaging industry increased due to the industry’s ability to provide the global market with high quality and innovative products, despite the decreasing client base that has plagued the industry, which is due, in large part, to mergers and acquisitions within the mass consumer market. Although demand has been effectively concentrated in the hands of a few key players, the Chilean industry has, in many cases, been able to maintain its market share or, in some cases, even increase it.

Argentine Flexible Packaging Market. The following chart summarizes management’s estimates for the Argentine flexible packaging industry for the years 2004, 2005 and 2006:

Year	Industry Size (1) (in tons)
2004	85,500
2005	88,212
2006	97,033

(1) The industry sizes for Argentina presented above differ from those presented in the Company’s Annual Report on Form 20-F for 2004 and 2005 due to updated figures.

The Argentine economy grew 9.0% during 2004. This growth was accompanied by an increase in consumer spending and a stable exchange rate. These favorable economic conditions stimulated the sales activity in all sectors of the economy.

The Argentine economy grew 9.2% during 2005. This growth was accompanied by an increase in consumer spending and a stable exchange rate.

During 2006, the Argentine economy grew by 8.5%. This growth was attributable to a continuous increase in exports of 15.4% in 2006 compared to 2005.

In addition, during 2006, the growth of the Argentine economy was complemented by an increase in internal consumption. The Company believes that an expanding economy and increasing internal consumption imply that the Argentine flexible packaging market will present interesting growth opportunities in the short term.

Flexible Packaging - Market Share and Description of Competition

Madeco’s primary competitive advantages are its market leadership and a recognized brand name. Moreover, given that the Company has four large flexible packaging plants, one in Chile, one in Argentina, and two in Peru, Madeco is considered to be one of the few companies capable of producing consolidated regional packaging requirements for large manufacturers.

Despite the existence of two distinct printing methods, the Company estimates market share based on the combined volume of both printing methods since the majority of packaging alternatives can be combined with either printing technique. There are no formal third-party estimates on market share and the Company bases its estimates on published information from its larger competitors, supermarket sales estimates, import reports of raw materials and the Company’s own sales data, see “Presentation of Information”.

Market Share and Competitors in the Chilean Flexible Packaging Market. The following table sets forth the Company’s market share estimate of the two most relevant participants in the flexible packaging market in Chile during the past three years:

	2004	2005	2006
Edelpa	31%	35%	31%
The Company(1)	28%	28%	29%
Others	41%	37%	40%

(1) The Company’s market shares presented above differ from those presented in the Company’s Annual Report on Form 20-F for 2004. That report does not consider the aluminum foil and plastic wrap market because the Company exited that market in November 2004 when it sold certain of Alufoil’s assets.

There is one other significant participant in the flexible packaging market with rotogravure printing capabilities: the Chilean company Envases del Pacífico S.A. (“Edelpa”). Edelpa has two manufacturing facilities, one in Santiago and another in Viña del Mar.

The main companies within the Multilayer Flexible Packaging industry are Edelpa and Alusa, which in conjunction concentrate approximately 60% of total sales of the industry segment. Edelpa uses rotogravure and flexographic techniques. This company has experienced growth during the past several years mainly due to acquisitions (Italprint in 1997, Prepac in 2000 and Alvher in 2003). Other important companies within this industry segment are: BO Packaging (previously Carter-Holt Packaging), HyC and Envases Flexibles. BO Packaging uses the rotogravure technique and therefore competes with Alusa and Edelpa. The other two companies use the flexographic technique.

Since 2004, the industry experienced a shift from companies that utilize flexographic techniques to those that produce laminated products and maintain superior production technology. Additionally, the larger companies have been expanding towards foreign markets. On an international level, particularly in Mexico, there are many Latin American multinational competitors introducing products into the market.

Over the past few years there has been increasing concentration within the industry. Demand has become concentrated as a consequence of mergers and acquisitions of companies of mass consumer products. There is a growing trend among multinational companies to work with fewer suppliers.

Market Share and Competitors in the Argentine Flexible Packaging Market. The following table sets forth the Company’s estimate of the market share in the Argentine flexible packaging industry for the past three years:

	2004	2005	2006
Converflex	15%	16%	16%
Celomat	11%	10%	10%
The Company(1)	5%	5%	6%
Others	66%	67%	68%

(1) The Company’s market shares presented above differ from those presented in the Company’s Annual Report on Form 20-F for 2004 and 2005, due to updated figures.

The flexible packaging industry in Argentina shows high levels of fragmentation. The five main companies have 39% of the market share. The low concentration level of the industry and the successful implementation of Aluflex’s growth strategy have allowed the Company to position itself as one of the four main competitors within the Argentine industry with a market share of 6.0%.

In 2006, the Company’s main competitors, Converflex (a subsidiary of Arcor) and Celomat, maintained their market shares at 16% and 10%, respectively, compared to the prior year. The smaller competitors, such as Alvher and Bolsaflex, decreased their market shares by six percentage points between 2005 and 2006.

The main competitors of Aluflex, other than Converflex, are Alvher (a subsidiary of Edelpa), Celomat (Fleximat), Zaniello and Bolsapel. These companies concentrate their sales among multinational clients in high value added segments. These companies are also certified by ISO-9001. The remaining market share is distributed among more than 90 companies.

Aluminum Profiles

Industrias de Aluminio S.A. (“Indalum”) was founded in 1954. Madeco began producing aluminum profiles in 1954 and in 1991, acquired 99.2% stake in Indalum. Today, the Company is the only aluminum profiles manufacturer in Chile. The aluminum profiles manufactured by the Company are used as window and door frames in residential construction. They are also used in curtain walls and industrial applications in durable goods such as refrigerators and ovens. The Company is vertically integrated and owns the largest aluminum profiles distributor, Alumco S.A.

The Company owns a subsidiary in Bolivia, Distribuidora Boliviana Indalum S.A. which operated as an aluminum profiles distributor until June 2004, when operations ended. Distribuidora Boliviana Indalum S.A. has sold nearly all of its assets and Indalum is exporting directly from Chile to its Bolivian customers.

The Company commenced its curtain wall installation business in 1991. This business entailed the engineering, fabrication and installation of curtain walls in non residential construction. During 2002, Madeco made a strategic decision to concentrate solely on the production of aluminum profiles and to exit the curtain wall business. The Company sold its curtain wall operating assets in Chile, valued at approximately US$1.2 million (historic value), which primarily included product inventories, receivables, machinery and equipment, plus the Ingewall brand. This sale also included the transfer of accounts payable, and other liabilities. The net transaction price amounted to approximately US$0.6 million. During the first quarter of 2003, the Company also sold its Argentine subsidiary, Ingewall Argentina S.A.

In 2006, the Board made a strategic decision aimed at expanding the Company’s product portfolio to incorporate a new subsidiary dedicated to the manufacture and commercialization of PVC door and window systems.

The following table includes the names of the Company’s subsidiaries engaged in the Aluminum Profiles businesses:

Country	Entity Name	Division
Chile	Indalum S.A. Alumco S.A.	Aluminum Profiles - production Aluminum Profiles - distribution

The following table shows the Company’s annual net sales generated by the Aluminum unit for the years 2004, 2005 and 2006:

Aluminum Profiles Unit
Year	Revenues (in Ch$ million)	% Consolidated Revenues	Total Volume (in tons)	% Consolidated Volume
2004	30,275	8.8%	10,653	8.6%
2005	29,975	8.0%	10,819	8.6%
2006	33,337	6.0%	12,262	9.0%

(1) The percentages of consolidated volumes for 2005 differ from those presented in the Company’s Annual Report on Form 20-F for 2005 as a result of a change in the Company’s methodology.

In 2005, the unit’s sales volume increase of 1.6% as compared to 2004, was due to a lower sales volume increase for the industry overall of 3.2% which was not compensated by the lower prices, thus producing a decrease in revenues as compared to 2004.

In 2006, revenues increased 11.2% compared to the previous year due to the positive effect of the volume increase in spite of the higher penetration of imported products.

The following tables present the Company’s annual net sales generated by the Aluminum Profiles business unit by destination for the years 2004, 2005 and 2006:

Aluminum Unit - Revenues by Destination (in Ch$ million)
Year	Chile	Exports (1)	Aluminum Unit
2004	28,403	1,872	30,275
2005	28,332	1,643	29,975
2006	32,411	926	33,337

Aluminum Unit - Sales Volume by Destination (in tons)
Year	Chile	Exports (1)	Aluminum Unit
2004	10,653	0	10,653
2005	10,345	474	10,819
2006	11,778	484	12,262

(1) Exports for the Aluminum Unit consist of all sales to customers in any country other than Chile.

The following table shows the Company’s total revenues generated by the Aluminum unit for the years 2004, 2005 and 2006, broken down by business division:

Year	Indalum	Aluminum Unit
2004	30,275	30,275
2005	29,975	29,975
2006	33,337	33,337

(1) The table presented above differs from those presented in the previous Company’s Annual Report on Form 20-F due to Ingewall subsidiary was omitted (subsidiary sold in 2002).

Aluminum - Production

Indalum owns a modern aluminum profile extrusion plant located in San Bernardo, in the outskirts of Santiago. Indalum is technologically up to date both in terms of the manufacturing processes and product and system designs. In 1998, the Company was certified under ISO 9002 and re-certified under ISO 9001-2000 in 2004.

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

Billet

preheating - > extruding - > cutting - > packing

Anodized profiles are used in the construction sector. Anodization is a chemical treatment and electrochemical coloration process which protects aluminum against corrosion. The following diagram depicts the production process for anodized profiles:

Billet

preheating - > extruding - > cutting - > polishing - > anodizing - > stabilizing - > packing

Painted profiles are also used in the construction sector. Painted profiles are offered in a wide variety of colors but are limited in their application to those uses where there is less exposure to corrosion. The following diagram depicts the production process for painted profiles:

Billet

preheating - > extruding - > cutting - > removing grease and chroming - > painting - > heating - > packing

Aluminum - Raw Materials

Aluminum is the principal raw material used in the production of aluminum profiles and represents more than 75% of the total production profile cost. The Company obtains most of its aluminum requirements from Aluar, located in Argentina, and STC Intermesa Trading Co., located in Brazil.

Other raw materials used for aluminum profiles production include paint and chemical products. For the procurement of anodization chemical products, the Company establishes annual purchase agreements with four main suppliers, Brenntang Chile Comercial e Industrial, Chemal Katschmareck - GMBH (Germany), Química del Sur y Cía. Ltda. (Chile) and Goldschmidt Química de Mexico (Mexico).

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

Aluminum Profiles – Summary of Sales

The following table shows the Company’s annual net sales from its Aluminum Profiles business unit for the years 2004, 2005 and 2006:

Year	Aluminum Profiles Revenues (in Ch$ million)	Aluminum Profiles Sales Volumes (in tons)
2004 (1)	30,275	10,653
2005	29,975	10,819
2006	33,337	12,262

(1) The Company’s aluminum profiles subsidiary in Bolivia, Distribuidora Boliviana Indalum S.A., ended its sales operations in June 2004. Consequently, since that date the aluminum profiles Bolivian market was directly serviced from the Chilean Madeco’s subsidiary, Indalum S.A.

In 2005, the Company’s revenues decreased 1.0% compared to the previous year, even though sales volume increased by 1.6%. This is attributable to a lower sales volume increase for the industry overall of 3.2% and the effect of imported products from China.

In 2006, the Company’s net sales increased 11.2% compared to the previous year. This increase was due to a 13.3% increase in sales volume, supported by an overall industry increase of 19.5%, and higher average aluminum prices.

Aluminum Profiles – Marketing, Sales and Distribution

The Company devotes substantial efforts toward developing strong long-term relationships with each of its major customers. Madeco has approximately 50 active aluminum profile customers, twelve of which are its national distributors. Eight of these national distributors, sell the Company’s aluminum profiles only. One sales supervisor manages the selling activity and maintains positive relations with the Company’s distributors. In addition, the Company has a sales representative responsible for selling durable good manufacturers as well as to large end-user clients engaged in the curtain wall business and in window and patio door fabrication

The Company’s largest distributor is its subsidiary Alumco. Alumco has eight sales representatives servicing approximately 1,500 active clients. The other major distributors are Distribuidora Arquetipo Ltda. The Company also sells profiles to 10 large accounts which participate in the curtain wall industry as well as in window and patio door production.

The following chart shows the Company’s sales breakdown by channel for the years 2004, 2005 and 2006:

The Company’s Sales Channels	% 2004 Revenues	% 2005 Revenues	% 2006 Revenues
Retail	19%	21%	24%
Independent distributors	54%	45%	45%
Construction companies and durable goods manufacturers	24%	31%	28%
Distribution offices in Bolivia (1)	2%	0%	0%
Exports and others	1%	3%	3%

(1) The Company’s aluminum profiles subsidiary in Bolivia, Distribuidora Boliviana Indalum S.A., terminated its sales operations in June 2004. Consequently, since that date the aluminum profiles Bolivian market has been directly serviced from the Madeco’s Chilean subsidiary, Indalum S.A.

Selling efforts are primarily focused on the Chilean market. Sales in the Bolivian market represent a small percentage of the Company’s aluminum profiles sales.

The Company sells its aluminum profiles in either cash or deferred payment. Cash payments have a price discount. Payment terms offered by the Company range between 60 to 90 days; the exact period depends on each client, and is related to its financial standing and credit history. The average payment period decreased from 51 days in 2005 to 47 days in 2006 (these figures do not include non-operating activity nor related party receivables). The Company’s uncollectible accounts as a percentage of net sales increased from 2.1% in 2005 to 2.3% in 2006.

At the end of 1998, the Brazilian aluminum profiles manufacturer Alcoa installed a distribution office in Chile. Subsequent to its arrival, the Company lost a few distributors and a significant portion of its market share. At the beginning of 2000, the Company designed a commercial strategy with the purpose of recapturing its previous market share; instead of offering only aluminum profiles, door and window systems were introduced as part of the Company's products. Also, the quality of the extrusion process and the installation of products was improved. Related to the commercial strategy mentioned above, a new marketing and sales concept was created in 2001 “Indalum Building Systems” (IBS). The primary objective of IBS involves strengthening relationships with each of the Company’s key customer groups – real estate developers, architects, construction companies, producers, distributors and durable goods manufacturers – by providing adequate product solutions and optimal service quality.

During 2003, the Company launched the Superba System and the Xelentia System. The strategy behind the introduction of these two systems was product differentiation through market segmentation (based on the client’s market segmentation); each system provides a superior product to each segment. The Xelentia System is focused on the medium and lower-medium income segment -primarily subsidized governmental housing-, while the Superba System is focused on the higher segment -value residential housing-. The packaging of both systems includes not only an excellent quality-to-price relation product, but also includes its installation.

During 2004, commercial activities continued to focus on improvements in these two systems. A total of 20 and 100 installers were certified by the Superba System and Xelentia System, respectively. Although the Company does not provide installation guarantees to its clients, it does supervise indoor fabrication and on site installation of its certified installers and provides free technical assistance to all clients. The Company continued to focus on the IBS concept in 2004, achieving major improvements in service and technical assistance to clients.

In 2005, the Company continued with the marketing strategy described above, giving special attention to its branded systems with the purpose of increasing substitution of non branded systems. In this respect, the Company implemented a strategic plan with architects and real estate developers, with the purpose of increasing requirements of branded systems in new construction projects.

During 2006, the Company maintained its business strategy, emphasizing product diversification to meet market needs, as well as face competition. The Superba Legno brand was introduced and the Xelentia system was complemented by the Plexa system, an economical solution for the medium to low income segments. By the end of the year, a new system had been developed, which was especially designed to compete in the low income segment of the market. The Company believes that during 2007 there will be an opportunity to sell more window and door systems, which will demand continued care to all of the linksin of the supply chain that are related to residential and non-residential construction.

Aluminum Profiles – Market Demand and Industry Size Estimates

The main consumer of the Company’s aluminum profile products is the construction sector (residential and non residential). The level of construction activity in the Chilean market depends directly on GDP growth as well as interest rates and unemployment levels. Given that the installation of window and door frames occurs toward the end of the construction process, there is a six to ten month lag period between an increase in construction activity and an increase in aluminum profile demand.

There are no formal third-party research estimates on industry sales volume, and the Company bases its estimates on import and export reports and the Company’s own sales data, see “Presentation of Information”. The following chart shows the Company’s estimates for the Chilean aluminum profiles market industry and statistics for construction starts for the years 2004, 2005 and 2006:

Year	Industry Size (in tons)	Construction Starts Index (Dec 1996 = 100)
2004	14,441	92.5
2005(1)	14,900	105.7
2006	17,800	114.0

(1) The Construction Starts Index of 2005 presented in this table differs from those presented in the Company’s Annual Report on Form 20-F for 2005 as a result of updated figures made by the “Camara Chilena de la Construcción” (Chilean Chamber of Construction).

The sales volumes of the Company are closely related to the economy as a whole, as well as growth in the residential sector. In 2006, GDP in Chile expanded 4.0% while the overall construction sector (including infrastructure) expanded 5.5%. The residential sector expanded 4.6% while the non-residential sector expanded 1.8%.

Aluminum Profiles – Market Share and Description of Competition

Being the only local producer of aluminum profiles in Chile enables the Company to supply profile products more efficiently than its foreign competitors. The Company has been able to consolidate its relationship with distributors by using a stock consignment system. In addition, the Company’s IBS commercial concept previously outlined, continues to offer superior service and technical assistance to clients.

There are no formal third-party research estimates on market share, and the Company bases its estimates on import and export reports and the Company’s own sales data, see “Presentation of Information”. The following table shows the Company’s estimate for market share of aluminum profiles products for the past three years:

	2004	2005	2006
The Company	72%	69%	67%
Alcoa	17%	16%	13%
Other Imports	12%	15%	20%

(1) The table presented above differs from those presented in the previous Company’s Annual Report on Form 20-F due to a change in the classification of the Company’s competitors (excluding those competitors who do not participate directly in the same products as the Company and including imported Chinese products).

From 1998 until 2004, the Company’s principal competitor was the Brazilian aluminum profiles manufacturer, Alcoa. Although the Company lost some distributors and market share in 1999 due to Alcoa’s aggressiveness, the Company successfully recovered most of its distributors and market share, through the implementation of a consistent commercial strategy from 2001 to 2005. During 2006, the main competitors have been Chinese importers. This competition has impacted the Company’s market share between 2004 to 2006 by reducing its share by 5 percentage points. During 2006, Chinese imports also impacted Alcoa’s share, reducing it by 3 percentage points.

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

Organizational Structure

The following diagram shows Madeco’s shareholders as well as its principal subsidiaries as of December 31, 2006:

ADRs (5.7%)	Quiñenco (1) (46.2%)	AFP (17.8%)	Others (30.3%)

Wire & Cable	BrassMills	Flexible Packaging	Aluminum Profiles
Madeco Chile (100.00%)		Alusa (75.96%)	Indalum (99.16%)
Decker-Indelqui (99.86%)		Aluflex (75.96%)
Ficap (100.00%)	Armat (100.00%)
Indeco (93.97%)
Optel (100.00%)

(1) The controlling shareholder of Madeco S.A. is the open stock corporation Quiñenco S.A..See “Item 7. Major Shareholders and Related Party Transactions - Major Shareholders”

Madeco’s majority shareholder is Quiñenco S.A., which, through its direct and indirect interests in the Company, beneficially owns an aggregate of 46.15% of the outstanding shares (2,557,255,382 shares) of common stock as of December 31, 2006.

Quiñenco S.A. is a Chilean holding company engaged in multiple businesses in Chile, Brazil, Argentina and Peru. Through its operating subsidiaries, Quiñenco is currently involved in the following industries: manufacturing, financial services, telecom and food and beverages.

The following table lists all of the Company’s subsidiaries and affiliates as of December 31, 2006:

Business Unit	Name	Country of residence	Proportion of ownership interest	Proportion of voting power held
Wire & Cable	Soinmad S.A.	Chile	99.99%	99.99%
Wire & Cable	Cotelsa S.A.	Chile	99.99%	99.99%
Wire & Cable	Colada Continua Chilena S.A.	Chile	41.00%	41.00%
Wire & Cable	Ficap S.A.	Brazil	100.00%	100.00%
Wire & Cable	Optel Ltda.(1)	Brazil	100.00%	100.00%
Wire & Cable	Madeco Brasil Ltda.	Brazil	100.00%	100.00%
Wire & Cable	Indeco S.A.	Peru	93.97%	100.00%
Wire & Cable	Cobrecon S.A.	Peru	31.32%	33.33%
Wire & Cable	Metalurgica e Industrial S.A.	Argentina	100.00%	100.00%
Wire & Cable	Metacab S.A.	Argentina	99.86%	99.86%
Wire & Cable	H.B. San Luis S.A.	Argentina	99.86%	99.86%
Wire & Cable	Comercial Madeco S.A.	Argentina	100.00%	100.00%
Wire & Cable	Optel Argentina S.A.	Argentina	99.99%	99.99%
Wire & Cable	Madeco Overseas S.A.	Cayman Islands	100.00%	100.00%
Wire & Cable	Metal Overseas S.A.	Cayman Islands	100.00%	100.00%
Wire & Cable	Madeco S.A. Agencia Islas Caiman	Cayman Islands	100.00%	100.00%
Brass Mills	Armat S.A.	Chile	100.00%	100.00%
Wire & Cable / Brass Mills	Decker Indelqui S.A.	Argentina	99.86%	99.86%
Flexible Packaging	Alusa S.A.	Chile	75.96%	75.96%
Flexible Packaging	Alufoil S.A.(2)	Chile	75.96%	75.96%
Flexible Packaging	Inversiones Alusa S.A.	Chile	75.96%	75.96%
Flexible Packaging	Peru Plast S.A.(5)	Peru	18.99%	18.99%
Flexible Packaging	Tech Pak S.A. (5)	Peru	19.45%	19.45%
Flexible Packaging	Aluflex S.A.	Argentina	75.34%	75.34%
Flexible Packaging	Alusa Overseas	Cayman Islands	75.96%	75.96%
Aluminum Profiles	Indalum S.A.	Chile	99.16%	99.16%
Aluminum Profiles	Alumco S.A.	Chile	99.16%	99.16%
Aluminum Profiles	Inversiones Alumco S.A.	Chile	99.16%	99.16%
Aluminum Profiles	Ingewall S.A. (3)	Chile	99.16%	99.16%
Aluminum Profiles	Ingewall Uruguay S.A. (3)	Uruguay	99.16%	99.16%
Aluminum Profiles	Distribuidora Boliviana Indalum S.A. (4)	Bolivia	93.43%	93.43%

(1) On March 31, 2005, the Company purchased Corning’s 50% interest in Optel Ltda.
(2) Alusa sold certain of Alufoil’s assets, including the trademark, related to its mass consumer products to Cambiaso Hermanos S.A. in November 2004.
(3) At the beginning of the year 2002, as a consequence of the strategic decision to focus solely on the fabrication of aluminum profiles, the Company exited the curtain wall business segment. Ingewall Uruguay S.A. was sold on May 23, 2007.
(4) Distribuidora Boliviana Indalum S.A. terminated its sales operations in June 2004 and was sold on May 30, 2007. Consequently, the Bolivian aluminum profiles market is directly serviced by Madeco’s Chilean subsidiary, Indalum S.A.
(5) In March 2007, the ownership interests of Madeco in Peruplast and Tech Pak increased to 39.50% and 50.00%, respectively.

Property, Plant and Equipment

The map of South America below depicts the Company's plant by location and type of product manufactured:

The following chart depicts the location of each of the Company’s production facilities within each business unit:

Country	Metallic Cables	Optical Fiber Cables	Brass Mills	Flexible Packaging	Aluminum
Chile	X	---	X	X	X
Argentina	X	X	X	X	---
Brazil	X	---	---	---	---
Peru	X	---	---	X	---
Colombia(1)	X	---	---	---	---

(1) The Company aqcuired the Colombian wire and cable manufacturer, Cedsa S.A., in February 2007.

The Company’s headquarters are located in Santiago, Chile at Ureta Cox 930. The corporate office building contains approximately 3,524 square meters of office space. The Company, as of June 2007, owns plants warehouses and office space in Chile, Argentina, Brazil, Peru and recently in Colombia, occupying approximately 389,399 square meters. Total production capacity for its Wire & Cable division, Optical Fiber division, Brass Mills unit, Flexible Packaging unit and Aluminum Profiles unit, including the production capacity of idle plants, amounts to 113,760 tons (excluding copper sulfates’ capacity), 400,000 km, 161,820 tons (including foundries’ capacity), 20,160 tons and 16,550 tons, respectively.

The following table sets forth information concerning the production facilities of the Company as of December 31, 2006. All listed facilities are either owned or leased and operated by the Company:

Production Facility	Principal Use/Products	Size of Building (M2)	Installed Production Capacity (tons/year)	2006 Average Capacity Utilization (1)
Wire & Cable
San Miguel, Santiago, Chile	Copper cable	27,650	14,640	51%
Rio de Janeiro, Brazil	Copper cable	58,000	17,400	52%
Sao Paulo, Brazil	Copper cable	26,500	34,200	68%
Lima, Peru	Copper / aluminum cable	49,150	16,800	74%
Lima, Peru	Copper sulfates	770	1,832	42%
Llavallol, B.A., Argentina (3)	Copper / aluminum cable	18,162	2,400	78%
Quilmes, B.A., Argentina (3)	Copper / aluminum cable	39,850	4,800	62%
Lo Espejo, Santiago, Chile	Copper rod	1,050	12,000	19%
Sao Paulo, Brazil	Aluminium Rod	1,800	11,520	60%
Buenos Aires, Argentina (km.) (2) (4)	Optical fiber cable	4,400	400,000	15%

Brass Mills
San Miguel, Santiago, Chile	Pipes, bars and sheets	32,400	36,900	66%
Lo Espejo, Santiago, Chile	Foundry	20,450	78,900	51%
Quilpue, Valparaiso, Chile	Coin blanks and sheets	12,100	8,400	36%
Llavallol, B.A., Argentina (3)	Copper sheets	30,112	10,120	0%
Llavallol, B.A., Argentina (3)	Foundry	1,775	22,000	6%
Barracas, B.A., Argentina(3)	Copper pipes	15,800	5,500	28%

Flexible Packaging
Santiago, Chile	Flexible packaging	19,430	13,200	81%
San Luis, Argentina	Flexible packaging	8,700	6,960	86%

Aluminum Profiles
Santiago, Chile	Aluminum profiles	21,300	16,550	75%

(1) Average Capacity Utilization represents total production output as a percentage of installed annual production capacity.
(2) On March 31, 2005, the Company acquired all the rights to Optel Ltda. For additional information, see “Item 4. Information on the Company – History and Development of the Company – History”
(3) Since November 2004, the Company has been partially operating, on a non-continuous basis, the Llavallol and Quilmes wire & cable facilities.
(4) The total production and utilization capacity of optical fiber cable (per kilometer) differs from final cable sold (per kilometer), because each cable sold is composed of multiple optical fibers (each fiber is used as a parameter in production and installed capacity in Madeco´s optical fiber facility).

The Company’s operations are subject to both national and local regulations relating to the protection of the environment. The fundamental environmental law in Chile is the Health Code, which establishes minimum health standards and provides for regulation of air and water quality and sanitary landfills.

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

The regulation of matters relating to the protection of the environment is not as well developed in Chile, Argentina, Brazil, Peru and Colombia, as in the United States and certain other countries. Accordingly, the Company anticipates that additional laws and regulations will be enacted over time with respect to environmental matters. While the Company believes that it will continue to be in compliance with all applicable environmental regulations of which it is now aware, there can be no assurance that future legislative or regulatory developments will not impose restrictions on the Company that would be material or that would have a material adverse effect on the Company’s financial position and results of operations.

Until the acquisition of Cedsa and its capital increase (see “Item 4. Information on the Company – History and Development of the Company — Recent Developments”), and the Company’s investment to produce PVC profiles (see “Item 5. Operating and Financial Review and Prospects — Capital Expenditures”) the Company had no material plans to expand the capacity of its plants.

ITEM 5. Operating and Financial Review and Prospects

Go to Table of Contents

Introduction

The following discussion should be read in conjunction with the Company’s Consolidated Financial Statements and the Notes thereto included in “Item 18. Financial Statements”. For clarity of presentation, certain amounts presented in U.S. dollars and Chilean pesos, as well as percentages, have been rounded. As a result, certain totals may not directly reflect the sum of their components.

As discussed below, the Consolidated Financial Statements have been prepared in accordance with Chilean GAAP, which differs in certain important respects from U.S. GAAP. Note 32 to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company’s results, and a reconciliation to U.S. GAAP of shareholders’ equity and net income (loss) for the years ended December 31, 2004, 2005 and 2006. In accordance with Chilean GAAP, financial data included in the Company’s Consolidated Financial Statements have been restated in constant Chilean pesos as of December 31, 2006. See Note 2 to the Consolidated Financial Statements.

The Company’s principal operating segment and its largest business unit is its Wire & Cable business, with production facilities in Chile, Brazil, Peru, Argentina and recently in Colombia, see “Item 4. Information on the Company – History and Development of the Company — Recent Developments”. Madeco is a leading Latin American manufacturer of wire and cable products, designed to meet client needs in the energy, mining, construction, telecom and industrial sectors. The Company’s second operating segment is its Brass Mills unit, which manufactures pipes, bars and sheets from copper, brass, aluminum and related alloys. Additionally, the Brass Mills unit manufactures coin blanks and minted coins from alloys comprising copper, nickel, aluminum and zinc. While the Company’s Brass Mills facilities are located in Chile and Argentina, a significant portion of the Brass Mills unit’s revenues are generated from export sales. The Company’s third operating segment, Flexible Packaging, manufactures printed flexible packaging for use in the packaging of mass consumer products. The Company has flexible packaging facilities in Chile, Argentina and Peru, see “Item 4. Information on the Company – History and Development of the Company — Recent Developments”. Finally, the Company is a leading Chilean manufacturer of aluminum profiles used in residential, non residential construction and in the fabrication of industrial durable goods. See “Item 4. Information on the Company — Business Overview”.

The Company’s lines of business and results of operations are, to a large extent, dependent on the overall level of economic activity and growth in Chile, Brazil, Peru and Argentina. The Company depends specifically on sectors which buy products from its Wire & Cable, Brass Mills, Flexible Packaging and Aluminum Profiles businesses, as well as on levels of economic activity in the Company’s principal export markets.

Economic Overview

Economic and market conditions in other emerging market countries, especially those in Latin America, influence companies with significant operations in Chile and the other countries where the Company has facilities.

Chile: The Chilean economy grew by 4.0% in 2006, falling short of projections made earlier in the year by both the Central Bank and a consensus of private analysts. Domestic demand decelerated gradually during 2006, given the present stage of the cycle and the large stock accumulation of previous years, especially capital. Higher prices of copper and other exports resulted in a fiscal account surplus equivalent to 7.9% of GDP. The government of Chile continues to pay down its foreign debt, with public debt amounting to only 3.9% of GDP at the end of 2006. Inflation fell from over 4.0% at the beginning of the year to 2.6% by year end. In 2007, economic growth is expected to increase to about 5.5% based partly on higher expected fiscal spending, which is already beginning to materialize. The responsible, forward-looking management of fiscal policy has prevented large swings in the real exchange rate and has contributed to keeping nominal and real rates low.

Brazil: The Brazilian economy grew by 3.7% in 2006, which was more than the 2.9% registered in 2005. The increase in GDP growth was led by solid growth in personal consumption expenditures and in business investment spending. Domestic demand responded to a series of interest rate cuts dating back to September 2005. Brazil also continues to benefit from solid global economic growth, which continues to stimulate demand for Brazil’s exports of agricultural and industrial commodities. However, a steady appreciation of the Brazilian real has taken a toll on exports of consumer goods such as shoes, textiles and automobiles. Current account surpluses were maintained for the third consecutive year, while public debt was stable at 45% of GDP. In December 2006, the balance of payments current accounts posted a surplus of US$388 million. The cumulative current account for the year 2006 was a positive balance of US$13.5 billion (1.41% of GDP), compared to US$14 billion (1.76% of GDP) in 2005. In 2007, GDP growth is expected to be 3.6%, pushed by a robust expansion of domestic absorption as a result of expansive budgets in private industrial and infrastructure investment, such as sugar mills, oil plants, pulp mills, steel plants, housing and mining as well as in public investment of harbors, highways, railroads, airports and energy supply and generation.

Peru: The Peruvian economy grew 8.0%, which is better than the 6.4% experienced in 2005. Domestic demand was the main driver of the vigorous economy growing above the GDP. On the supply side, a temporary reduction in the mining output was compensated by gains in other sectors like agriculture and construction. High export prices and prudent macroeconomic management of the economy allowed Peru to maintain a stable fiscal situation and solid external accounts. Despite growing pressure from strong domestic demand, inflation remained very low due to a stronger currency and falling prices for food and housing. Expectations in 2007 are for GDP to increase to approximately 6.6%, based on planned large investments in mining, energy, housing and infraestructure.

Argentina: In 2006, the Argentine economy grew by 8.5% experiencing robust growth for the fourth consecutive year and surpassing the level of activity reached in 1998 prior to the recession. The main drivers of this growth were a very competitive exchange rate, a strong fiscal stance, a favorable competitive environment and a positive industrial expansion. GDP growth for 2007 is estimated at 7.5%, lower when compared to 2006, which is mostly due to a likelihood of energy shortages that could limit economic activity. The lack of large scale projects in the energy sector combined with limited price adjustments for residential consumers since 2002, has eroded most of its excess supply of electricity. However, it is expected that the Argentine government will try to sustain the buoyant pace of activity as the run-up begins to the next general election in October 2007.

While cyclical downturns in the Chilean or regional economy have an adverse effect on the Company’s business and results of operations, reduced domestic and regional sales can be partially offset by increases in exports outside the region, particularly with respect to the Company’s brass mills products, which meet international standard specifications and can be produced and sold competitively in international markets. There can be no assurance, however, that profits on any export sales would fully offset lost profits resulting from reductions in domestic or regional sales. Export sales for each business unit consist of all sales made to customers in countries other than those countries where the Company maintains operations for that respective business unit. In 2006, 25.9% of the Company’s consolidated net sales was attributable to exports.

Fluctuations in LME Metal Prices and Exchange Rates between Currencies

The Company’s revenues fluctuate as a result of the appreciation or depreciation of the Chilean peso versus the U.S. dollar since substantially all of the Company’s sales—whether for local or export markets—are linked to the London Metal Exchange (LME) price of copper, which is denominated in U.S. dollars and has historically fluctuated widely. In addition, the Company’s export sales are generally invoiced in U.S. dollars. In order to reduce the effects of fluctuations in the price of copper and aluminum on its results of operations, the Company’s pricing policy is to sell its copper and aluminum products based on the quantity of metal contained in the product valued at the prices of the London Metal Exchange with a cost-plus. Generally, the Company has been able to increase its selling prices in response to increases in costs of copper and/or aluminum. There can be no assurance, however, that the Company will be able to recover increases in the cost of copper and/or aluminum in the future. Fluctuations in the market price of aluminum are of greater importance to the Company due to the recent higher aluminum sales volume.

To hedge part of its risk of exposure to copper price fluctuations, in 2006, the Company entered into derivatives contracts of this underlying asset, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Commodity Price Risk”.

The Company’s Summary of Operations

The following table provides certain information relating to the Company’s results of operations in millions of Chilean pesos and as a percentage of net sales for the periods indicated:

Year ended December 31,
(in Ch$ million of Dec. 2006, except percentages)
	2004		2005		2006
Net Sales	342,750	100.0%	373,163	100.0%	559,141	100.0%
Cost of Goods Sold	(292,598)	-85.4%	(320,132)	-85.8%	(478,969)	-85.7%
Gross Income	50,152	14.6%	53,031	14.2%	80,172	14.3%
SG&A Expenses	(23,522)	-6.9%	(24,606)	-6.6%	(28,406)	-5.1%
Operating Income	26,630	7.8%	28,425	7.6%	51,766	9.3%
Non-Operating Income	2,557	0.7%	3,478	0.9%	2,410	0.4%
Non-Operating Expenses	(17,418)	-5.1%	(14,597)	-3.9%	(15,983)	-3.1%
Price-Level Restatement (1)	(265)	-0.1%	(2,810)	-0.8%	(1,272)	-0.2%
Net Non-Operating Results	(15,127)	-4.4%	(13,929)	-3.7%	(14,846)	-2.7%
Income Taxes	(1,632)	-0.5%	(1,498)	-0.4%	(5,205)	-0.9%
Minority Interest	(868)	-0.3%	(752)	-0.2%	(1,538)	-0.3%
Amortization of Negative Goodwill	-	0.0%	19	0.0%	26	0.0%
Net Income	9,004	2.6%	12,267	3.3%	30,204	5.4%

(1) Includes the effect of foreign exchange differences gains (losses).

The following tables set forth, for each of the periods indicated, the sales volumes, net sales and operating income of each of the Company’s business units, as well as the percentage of the Company’s total consolidated sales volume, revenues and operating income, respectively:

Sales Volumes
(in tons, except percentages)
	2004		2005(2)		2006
Wire & Cable(1)	62,866	51.0%	70,581	56.3%	80,747	59.1%
Brass Mills	33,319	27.0%	29,513	23.5%	28,011	20.5%
Flexible Packaging	16,361	13.3%	14,527	11.6%	15,649	11.5%
Aluminum Profiles	10,653	8.6%	10,819	8.6%	12,262	9.0%
Total	123,199	100.0%	125,440	100.0%	136,669	100.0%

(1) Total sales volumes presented in tons include the conversion of optical fiber sales volumes using the conversion rate of 1 ton = 44 kms. As a consequence of the termination of the Joint Venture Agreement, Optel Ltda. did not consolidate with Madeco during 2004, being treated instead as an affiliate.
(2) The sales volume in Wire & Cable for 2005 differs from those presented in the Company’s Annual Report on Form 20-F for 2005 as a result of a change in the Company’s methodology.

Year ended December 31,
(in Ch$ million as of Dec. 2006, except percentages)
	2004		2005		2006
Net Sales
Wire & Cable	175,874	51.3%	216,516	58.0%	360,226	64.4%
Brass Mills	88,878	25.9%	81,586	21.9%	119,383	21.4%
Flexible Packaging	47,723	13.9%	45,086	12.1%	46,198	8.3%
Aluminum Profiles	30,275	8.8%	29,975	8.0%	33,337	6.0%
Total	342,750	100.0%	373,162	100.0%	559,141	100.0%

Operating Income (Loss)
Wire & Cable	11,102	41.7%	19,797	69.6%	34,302	66.3%
Brass Mills	8,628	32.4%	2,067	7.3%	9,793	18.9%
Flexible Packaging	3,371	12.7%	3,498	12.3%	4,799	9.3%
Aluminum Profiles	3,529	13.2%	3,063	10.8%	2,872	5.5%
Total	26,630	100.0%	28,425	100.0%	51,766	100.0%

2006 versus 2005

Consolidated financial results as of December 31, 2006, are positive due to revenue growth of 49.8% compared to the previous year. The increase in sales reflects higher average selling prices as well as a change in product mix, which resulted in a substantial revenue increase in the Wire & Cable Business Unit, especially in Peru, Brazil and Argentina, partially offset by a reduction in sales of the Brass Mills unit.

Consolidated sales volume reached 135,290 tons (not including optical fiber volumes), up 9.5% when compared to 2005. This is mainly due to growth of 15.5% (10,656 tons) in the sales volume of cables, 7.7% in flexible packaging and 13.3% in aluminum profiles, partially offset by a decrease of 5.1% in sales volume in the Brass Mills unit.

Gross margin grew to Ch$80,172 million in 2006, an increase of 51.2% compared to the previous year (Ch$53,031 million), as a result of the higher sales level, partially offset by an increase of 49.6% in the cost of goods sold. The increase in cost of goods sold was mainly due to price increases in raw materials such as copper, aluminum and plastics. The average copper price on the LME (London Metal Exchange) increased 82.7%, from US$3,684/ton in 2005 to US$6,731/ton in 2006, while aluminum increased 35.4%. Consequently, the cost of raw materials rose by Ch$152,028 million. Additionally, production costs increased Ch$6,809 million, due to higher production levels and energy expenses.

By the end of 2006, the Company’s operating income had increased by 82.1% to Ch$51,766 million, as a result of higher average prices and sales volumes and in spite of raw material increases, demonstrating the company’s ability to pass cost increases onto clients. The increase in operating income is explained by a higher gross margin of Ch$27,142 million, partially offset by a rise in selling, general and administrative expenses of 15.4%, as a result of expenses associated with higher sales, implementation of the Sarbanes Oxley Act and the ERP SAP software installation.

The sharp rise in copper prices during April and May 2006 (of US$3,000 per ton on average) generated non-recurring income estimated at Ch$6,500 million in the first half of the year due to the method of accounting for copper, which utilizes the average weighted price in calculating the cost of sales for each month. In the third quarter of 2006, the LME price stabilized and there was no significant difference between that and the weighted average accounting price. However, this situation was reverted in November, and has been reflected in additional costs of Ch$3,122 million in order to balance, at year-end, the value of copper inventories at the average LME price for December 2006.

Analysis of Operating Segment Performance: 2006 versus 2005

The Company’s operating results for each business unit are described in further detail below:

Wire & Cable

Year 2006 (in Ch$ million, except percentages)
	Chile	Brazil	Peru	Argentina	Optical Fiber	Inter-company	Wire & Cable Unit
Revenues	131,778	142,445	119,069	13,441	1,427	(47,934)	360,226
COGS	(119,744)	(119,864)	(103,883)	(11,206)	(1,531)	47,142	(309,086)
Gross Income	12,034	22,581	15,186	2,235	(104)	(792)	51,140
Gross Margin	9.1%	15.9%	12.8%	16.6%	-7.3%	1.7%	14.2%
SG&A	(2,175)	(9,556)	(2,796)	(636)	(328)	(1,344)	(16,835)
Operating Income	9,859	13,025	12,390	1,599	(432)	(2,136)	34,305
Operating Margin	7.5%	9.1%	10.4%	11.9%	-30.3%	4.5%	9.5%

Year 2005 (in Ch$ million, except percentages)
	Chile	Brazil	Peru	Argentina	Optical Fiber	Inter-company	Wire & Cable Unit
Revenues	79,468	92,142	64,664	5,878	1,764	(27,400)	216,516
COGS	(72,898)	(76,435)	(55,067)	(5,124)	(1,516)	27,859	(183,181)
Gross Income	6,570	15,707	9,597	754	248	459	33,335
Gross Margin	8.3%	17.0%	14.8%	12.8%	14.1%	-1.7%	15.4%
SG&A	(1,853)	(7,588)	(2,315)	(429)	(200)	(1,152)	(13,537)
Operating Income	4,717	8,119	7,282	325	48	(693)	19,798
Operating Margin	5.9%	8.8%	11.3%	5.5%	2.7%	2.5%	9.1%

2006 versus 2005 % change
	Chile	Brazil	Peru	Argentina	Wire & Cable Unit
Revenues	65.8%	54.6%	84.1%	128.7%	66.4%
COGS	64.3%	56.8%	88.6%	118.7%	68.7%
Gross Income	83.2%	43.8%	58.2%	196.4%	53.4%
SG&A	17.4%	25.9%	20.8%	48.3%	24.4%
Operating Income	109.0%	60.4%	70.1%	392.0%	73.3%

In 2006, revenues reached Ch$360,226 million, up 66.4% compared to Ch$216,516 million in 2005, as a result of copper price increases and higher sales volume. Sales volume of metallic wire and cables grew 15.5%, led by Argentina, which was up 78.1%, and to a lesser extent by Peru and Brazil with increases of 33.3% and 9.7%, respectively. In terms of sales mix to third parties, copper rod rose by 57.5% and aluminum cables increased in Argentina and Brazil by 126.0% and 46.1%, respectively. These increases were partially offset by a decline in the sales volume of copper cables in Chile and Peru, which fell by 22.7% and 7.5%, respectively.

Cost of goods sold rose 68.7% to Ch$309,086 million in 2006, compared to Ch$183,181 million in 2005. This increase reflects growth of 15.5% in volume sold and increased raw material costs of copper and aluminum on the LME.

Gross income rose 53.4% compared to 2005, from Ch$33,335 million in 2005 to Ch$51,140 million in 2006. However, as a percentage of sales, the gross margin decreased from 15.4% in 2005 to 14.2% in 2006, mainly due to the higher price of raw materials.

Selling, general and administrative expenses increased 24.4% to Ch$16,835 million from Ch$13,537 million in 2005, due to increased marketing and sales expenses, costs related to the ERP SAP software implementation and increased costs associated with the implementation of the Sarbanes Oxley Act. As a percentage of revenues, selling, general and administrative expenses fell to 4.7%, compared to 6.3% in 2005.

Operating income increased by 73.3% in 2006 from Ch$19,798 million to Ch$34,305 million.

Brass Mills

Year 2006 (in Ch$ million, except percentages)
	Chile	Argentina	Coins	Inter-company	Brass Mills Unit
Revenues	109,534	9,852	11,749	(11,755)	119,380
COGS	(98,961)	(8,207)	(8,978)	11,735	(104,411)
Gross Income	10,573	1,645	2,771	(20)	14,969
Gross Margin	9.7%	16.7%	23.6%	0.2%	12.5%
SG&A	(3,492)	(737)	(546)	(404)	(5,179)
Operating Income	7,081	908	2,225	(424)	9,790
Operating Margin	6.5%	9.2%	18.9%	3.6%	8.2%

Year 2005 (in Ch$ million, except percentages)
	Chile	Argentina	Coins	Inter-company	Brass Mills Unit
Revenues	78,805	7,348	7,014	(11,581)	81,586
COGS	(73,848)	(6,318)	(6,405)	11,763	(74,808)
Gross Income	4,957	1,030	609	182	6,778
Gross Margin	6.3%	14.0%	8.7%	-1.6%	8.3%
SG&A	(3,248)	(669)	(419)	(376)	(4,712)
Operating Income	1,709	361	190	(194)	2,066
Operating Margin	2.2%	4.9%	2.7%	1.7%	2.5%

2006 versus 2005 % change
	Chile	Argentina	Coins	Brass Mills Unit
Revenues	39.0%	34.1%	67.5%	46.3%
COGS	34.0%	29.9%	40.2%	39.6%
Gross Income	113.3%	59.7%	355.0%	120.8%
SG&A	7.5%	10.2%	30.3%	9.9%
Operating Income	314.3%	151.5%	1071.1%	373.9%

In 2006, revenues increased by 46.3% to Ch$119,380 million compared to Ch$81,586 million in 2005. The increase was mainly due to higher copper prices partially offset by the unit’s lower sales volume as a result of strong substitution.

Cost of goods sold rose 39.6% due to higher raw material costs, especially copper, in spite of decreased sales volumes. As a percentage of revenues, costs of goods sold decreased to 87.5%, compared to 91.7% in 2005 as result of efficiencies generated by the restructuring of operations in Chile during the fourth quarter of 2005.

The gross margin increased to 12.5% of sales in 2006 from 8.3% in 2005, due to the effect of the weighted average cost of copper used and to operational efficiencies. Furthermore, in Argentina sales were focused on special pipes used in refrigeration and heat exchange in sugar mill plants.

Selling, general and administrative expenses increased 9.9% to Ch$5,179 million in 2006 from Ch$4,712 million in 2005 and, as a percentage of sales, fell to 4.3% in 2006 from 5.8% in 2005.

Operating income increased 373.9% or Ch$7,724 million in 2006 compared to the previous year. Similarly, the operating margin rose in 2006 to 8.2% compared to 2.5% in the previous year.

Flexible Packaging

Year 2006 (in Ch$ million, except percentages)
	Chile	Argentina	Inter-company	Flexible Packaging Unit
Revenues	30,514	15,703	(19)	46,198
COGS	(24,818)	(13,684)	18	(38,484)
Gross Income	5,696	2,019	(1)	7,714
Gross Margin	18.7%	12.9%	0.0%	16.7%
SG&A	(1,990)	(706)	(219)	(2,915)
Operating Income	3,706	1,313	(220)	4,799
Operating Margin	12.1%	8.4%	0.0%	10.4%

Year 2005 (in Ch$ million, except percentages)
	Chile	Argentina	Inter-company	Flexible Packaging Unit
Revenues	32,222	12,865	(1)	45,086
COGS	(27,460)	(11,082)	0	(38,542)
Gross Income	4,762	1,783	(1)	6,544
Gross Margin	14.8%	13.9%	0.0%	14.5%
SG&A	(2,029)	(816)	(202)	(3,047)
Operating Income	2,733	967	(203)	3,497
Operating Margin	8.5%	7.5%	0.0%	7.8%

2006 versus 2005 % change
	Chile	Argentina	Flexible Packaging Unit
Revenues	-5.3%	22.1%	2.5%
COGS	-9.6%	23.5%	-0.2%
Gross Income	19.6%	13.2%	17.9%
SG&A	-1.9%	-13.5%	-4.3%
Operating Income	35.6%	35.8%	37.2%

Revenues increased 2.5% to Ch$46.198 million in 2006 from Ch$45.086 million in 2005. Operations in Chile experienced an increase in sales volume of 2.6%, while the Argentine operations saw an increase of 18.1%. Total sales volume was up 7.7% in 2006. The unit price (per ton) dropped as a result of the heavier products sold.

Cost of goods sold declined by 0.2% to Ch$38,484 million in 2006 from Ch$38,542 million in 2005. In the Chilean operations, cost decreased from Ch$27,460 million to Ch$24,818 million because of improvements in purchasing and supply chain management. In contrast, the Argentine operations experienced an increase in cost of goods sold from Ch$11,082 million in 2005 to Ch$13,684 million in 2006 due to higher sales volume.

The gross margin increased to 16.7% in 2006 from 14.5% in 2005 due to the streamlining of certain production processes.

Selling, general and administrative expenses decreased by 4.3% to Ch$2,915 million in 2006 from Ch$3,047 million in 2005, reflecting the efforts made in the second half of 2005 to streamline the business unit’s operations in a quest for greater efficiency.

Operating income increased Ch$1,302 million, or 37.2% in 2006 compared to the previous year, mainly due to the aforementioned increase in gross income and a lower level of selling, general and administrative expenses.

Aluminum Profiles

Year 2006 (in Ch$ million, except percentages)
	Chile	Aluminum Profiles Unit
Revenues	33,337	33,337
COGS	(26,988)	(26,988)
Gross Income	6,349	6,349
Gross Margin	19.0%	19.0%
SG&A	(3,477)	(3,477)
Operating Income	2,872	2,872
Operating Margin	8.6%	8.6%

Year 2005 (in Ch$ million, except percentages)
	Chile	Aluminum Profiles Unit
Revenues	29,975	29,975
COGS	(23,601)	(23,601)
Gross Income	6,374	6,374
Gross Margin	21.3%	21.3%
SG&A	(3,310)	(3,310)
Operating Income	3,064	3,064
Operating Margin	10.2%	10.2%

2006 versus 2005 % change
	Aluminum Profiles	Aluminum Profiles Unit
Revenues	11.2%	11.2%
COGS	14.4%	14.4%
Gross Income	-0.4%	-0.4%
SG&A	5.0%	5.0%
Operating Income	-6.3%	-6.3%

In 2006, revenues rose by 11.2% to Ch$33,337 million from Ch$29,975 million in 2005. This increase was due to a 13.3% higher sales volume, partially offset by lower average prices as a result of stiffer competition from low-priced products imported from China.

Cost of goods sold rose 14.4% to Ch$26,988 million in 2006 from Ch$23,601 million in 2005, due to growth in sales volume and an increase in the average price of raw materials, especially aluminum LME price which rose by 35.4%.

The gross margin as a percentage of sales fell to 19.0% in 2006 from 21.3% in 2005.

Selling, general and administrative expenses increased 5.0% to Ch$3,477 million in 2006 from Ch$3,310 million in 2005, due to higher sales and marketing expenses and an increase in costs of external services. However, as a percentage of sales, selling, general and administrative expenses decreased to 10.4% in 2006 from 11.0% in 2005, attributable to higher cost of aluminum in 2006.

The Company’s operating income from aluminum profiles decreased in 2006 by Ch$192 million, or 6.3%, and the operating margin decreased to 8.6% from 10.2% in the previous year.

The Company’s Non-Operating Results

Non-operating expenses increased by Ch$917 million to a loss of Ch$14,846 million in 2006 compared to a loss of Ch$13,928 million in 2005. For further details regarding the Company’s non-operating results, see Note 23 to the Company’s Consolidated Financial Statements.

  Non-Operating Income: The Company’s non-operating income decreased by Ch$1,068 million to Ch$2,410 million in 2006 from Ch$3,478 million in 2005. The decrease in non-operating income is mostly due to the consolidation of Madeco’s fiber optic subsidiary, Optel, in 2005 which produced reversals of provisions. The unfavorable arbitration decision in 2003, in which Madeco lost control of its interest in Optel in a lawsuit against Dow Corning International, was resolved in Madeco’s favor in March 2005. See “Item 4. Information on the Company – History and Development of the Company – History”. This decreased income was compensated in part by increased financial income of Ch$783 million and higher net income from the related companies totalling Ch$401 million.

  Non-Operating Expenses: The Company’s non-operating expenses in 2006 increased by Ch$1,386 million compared to the previous year due to an increase in financial expenses and other non-operating expenses. Financial expenses increased by Ch$1,854 million in 2006. This increase reflects greater borrowings made by Madeco’s group of companies to finance their growing working capital needs which resulted from higher prices for raw materials and increased sales volumes.

  Price-Level Restatement: Price level restatement, which is made up of inflationary adjustments and foreign exchange differences, decreased by Ch$1,538 million in 2006 compared to the previous year. The price level restatement balance in 2006 reflected a net loss position of Ch$1,272 million compared to a net loss position of Ch$2,810 million in 2005. The improvement in results was due to a lower inflation rate and better results from foreign exchange differences as a consequence of a revaluation of the Brazilian real and Peruvian sol.

  Income Taxes: The Company reported an increase in income tax expense of 247.5% in 2006 compared to the previous year, as a result of a higher level of income before taxes. Income taxes in 2006 and 2005 amounted to Ch$5,205 million and Ch$1,498 million, respectively.

  Minority Interest: Minority interest reflects the portion of profit or loss of the shares held by minority shareholders in the Alusa, Indeco and Indalum subsidiaries. Minority shareholder interest in 2006 was Ch$1,538 million, up 104.5% compared to Ch$752 million in the previous year. This was due to the higher net income generated by Madeco’s subsidiaries, Alusa and Indeco.

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

Consolidated sales volume increased to 125,440 tons, up 1.8% compared to 2004. This is due mainly to a 12.3% growth (7,715 tons) in cable sales volume (including the conversion of optical fiber sales volume) , and due to a decrease of 11.4% (3,806 tons) in the Brass Mills unit. Sales volume of flexible packaging fell 11.2% (1,834 tons), which was due to the sale of the Alufoil subsidiary in late 2004. Aluminum profiles sales increased by 1.6% (166 tons).

Gross margin grew to Ch$53,031 million in 2005, up 5.7% compared to the previous year (Ch$50,152 million), arising from an 8.9% increase in net sales and growth of 9.4% in cost of goods sold. The growth in cost of goods sold was due mainly to price increases in raw materials such as copper, aluminum and plastic materials. The average copper price on the London Metal Exchange increased 45.5%, from US$2,566/ton to US$3,684/ton, while aluminum increased 15.9%. Consequently, cost of goods sold grew due to an increase in total direct costs, which were up 17.3%, which was partially offset by a reduction in production costs of 11.8%. The consolidated operating margin in 2005 was down 0.4 percentage points to 14.2% compared to 14.6% the prior year.

The Company’s operating income increased 6.7% in spite of sustained increases in the cost of raw materials such as copper, aluminum, plastics and resins, which were partially offset by selling price increases. In addition, the Company has continued its policy of reducing selling, general and administrative expenses, which increased by 4.6% compared to 2004 due to costs associated with implementing the ERP SAP software in the Brazilian subsidiary, among other projects.

Analysis of Operating Segment Performance 2005 versus 2004

The Company’s operating results for each business unit are described in further detail below:

Wire & Cable

Year 2005 (in Ch$ million, except percentages)
	Chile	Brazil	Peru	Argentina	Optical Fiber	Inter-company	Wire & Cable Unit
Revenues	79,468	92,142	64,664	5,878	1,764	(27,400)	216,516
COGS	(72,898)	(76,435)	(55,067)	(5,124)	(1,516)	27,859	(183,181)
Gross Income	6,570	15,707	9,597	754	248	459	33,335
Gross Margin	8.3%	17.0%	14.8%	12.8%	14.1%	-1.7%	15.4%
SG&A	(1,853)	(7,588)	(2,315)	(429)	(200)	(1,152)	(13,537)
Operating Income	4,717	8,119	7,282	325	48	(693)	19,798
Operating Margin	5.9%	8.8%	11.3%	5.5%	2.7%	2.5%	9.1%

Year 2004 (in Ch$ million, except percentages)
	Chile	Brazil	Peru	Argentina	Optical Fiber	Inter-company	Wire & Cable Unit
Revenues	63,419	81,392	56,871	4,950	-	(30,758)	175,874
COGS	(57,063)	(71,487)	(49,572)	(4,443)	-	30,155	(152,410)
Gross Income	6,356	9,905	7,299	507	-	(603)	23,464
Gross Margin	10.0%	12.2%	12.8%	10.2%	-	2.0%	13.3%
SG&A	(2,061)	(6,324)	(2,278)	(342)	-	(1,357)	(12,362)
Operating Income	4,295	3,581	5,021	165	-	(1,960)	11,102
Operating Margin	6.8%	4.4%	8.8%	3.3%	-	6.4%	6.3%

2005 versus 2004 % change
	Chile	Brazil	Peru	Argentina	Wire & Cable Unit
Revenues	25.3%	13.2%	13.7%	18.7%	23.1%
COGS	27.7%	6.9%	11.1%	15.3%	20.2%
Gross Income	3.4%	58.6%	31.5%	48.9%	42.1%
SG&A	-10.2%	20.0%	1.7%	25.4%	9.5%
Operating Income	9.9%	126.7%	45.0%	98.2%	78.3%

Revenues through December 2005 were Ch$216,516 million, up 23.1% compared to Ch$175,874 million in 2004. Sales Volume grew 12.6%, led by Peru, up 31.4%, and to a lesser extent by Argentina and Chile with gains of 12.4% and 9.0% respectively. The Brazilian subsidiary experienced a decrease in sales volume of 2.4% due to a change in product mix, with aluminum cable increasing by 2,308 tons compared to 2004. Because aluminum is lighter than copper, if we consider aluminum sales in terms of equivalent copper material, there was an increase of 14.3% in sales volume.

Cost of goods sold rose 20.2% to Ch$183,181 million in 2005 compared to Ch$152,410 million in 2004. This increase reflects the 12.6% growth in volume sold and a 45.5% rise in the dollar price of copper.

The gross margin rose to 15.4% of sales from 13.3% in 2004, due mainly to the operations in Brazil, which had an increase of Ch$5,802 million, or 4.8 percentage points.

Selling, general and administrative expenses increased 9.5% to Ch$13,537 million from Ch$12,362 million in 2004 because of increased marketing and operating expenses and due to the cost of implementing the ERP SAP software in the Brazilian subsidiary. However, as a percentage of revenues, selling, general and administrative expenses fell to 6.3% compared to 7.0% in 2004.

Operating income increased in 2005 by Ch$8,696 million from an operating income of Ch$11,102 million in 2004 to an operating income of Ch$19,798 million in 2005.

Brass Mills

Year 2005 (in Ch$ million, except percentages)
	Chile	Argentina	Coins	Inter-company	Brass Mills Unit
Revenues	78,805	7,348	7,014	(11,581)	81,586
COGS	(73,848)	(6,318)	(6,405)	11,763	(74,808)
Gross Income	4,957	1,030	609	182	6,778
Gross Margin	6.3%	14.0%	8.7%	-1.6%	8.3%
SG&A	(3,248)	(669)	(419)	(376)	(4,712)
Operating Income	1,709	361	190	(194)	2,066
Operating Margin	2.2%	4.9%	2.7%	1.7%	2.5%

Year 2004 (in Ch$ million, except percentages)
	Chile	Argentina	Coins	Inter-company	Brass Mills Unit
Revenues	83,751	6,974	8,927	(10,774)	88,878
COGS	(72,240)	(5,962)	(8,679)	10,525	(76,356)
Gross Income	11,511	1,012	248	(249)	12,522
Gross Margin	13.7%	14.5%	2.8%	2.3%	14.1%
SG&A	(2,280)	(583)	(627)	(405)	(3,895)
Operating Income	9,231	429	(379)	(654)	8,627
Operating Margin	11.0%	6.2%	-4.2%	6.1%	9.7%

2005 versus 2004 % change
	Chile	Argentina	Coins	Brass Mills Unit
Revenues	-5.9%	5.4%	-21.4%	-8.2%
COGS	2.2%	6.0%	-26.2%	-2.0%
Gross Income	-56.9%	1.7%	146.0%	-45.9%
SG&A	42.5%	14.8%	-33.2%	21.0%
Operating Income	-81.5%	-16.0%	-	-76.1%

Revenues through December 2005 were down 8.2% to Ch$81,586 million compared to Ch$88,878 million in 2004. This was due mainly to lower sales volume in Madeco’s operations in Chile and to lower exports from Chile, which together fell 12.7%. Sales volume to third parties in Argentina were up 3.5%.

Cost of goods sold fell 2.0% because of the decline in sales volume. As a percentage of sales, costs rose to 91.7% compared to 85.9% in 2004, due to higher copper prices and lower margins in the domestic market.

The gross margin fell to 8.3% of sales from 14.1%, due to increased competition in Chile from local suppliers, imports, and substitute products. Export margins also fell compared to 2004 due to the depreciation of the dollar.

Selling, general and administrative expenses increased 21.0% to Ch$4,712 million from Ch$3,895 million, and as a percentage of sales, rose to 5.8% in 2005 from 4.4% in 2004.

Operating income fell 76.1% or Ch$6,561 million in 2005 compared to the previous year. Similarly, operating margin fell in 2005 to 2.5% compared to 9.7% in the previous year.

Flexible Packaging

Year 2005 (in Ch$ million, except percentages)
	Chile	Argentina	Inter-company	Flexible Packaging Unit
Revenues	32,222	12,865	(1)	45,086
COGS	(27,460)	(11,082)	0	(38,542)
Gross Income	4,762	1,783	(1)	6,544
Gross Margin	14.8%	13.9%	0.0%	14.5%
SG&A	(2,029)	(816)	(202)	(3,047)
Operating Income	2,733	967	(203)	3,497
Operating Margin	8.5%	7.5%	0.0%	7.8%

Year 2004 (in Ch$ million, except percentages)
	Chile	Argentina	Inter-company	Flexible Packaging Unit
Revenues	35,320	12,403	0	47,723
COGS	(29,963)	(10,697)	0	(40,660)
Gross Income	5,357	1,706	0	7,063
Gross Margin	15.2%	13.8%	0.0%	14.8%
SG&A	(2,533)	(713)	(446)	(3,692)
Operating Income	2,824	993	(446)	3,371
Operating Margin	8.0%	8.0%	0.0%	7.1%

2005 versus 2004 % change
	Chile	Argentina	Flexible Packaging Unit
Revenues	-8.8%	3.7%	-5.5%
COGS	-8.4%	3.6%	-5.2%
Gross Income	-11.1%	4.5%	-7.3%
SG&A	-19.9%	14.4%	-17.5%
Operating Income	-3.2%	-2.6%	3.7%

Revenues fell 5.5% to Ch$45.086 million from Ch$47.723 million. Operations in Chile experienced a reduction in sales volume of 17.7%, while Argentine operations saw an increase of 5.7%. Total sales volume was down 11.2%. The reduction in sales volume was due mainly to the absence of Alufoil, the Chilean subsidiary of Alusa, which ceased operations in late 2004, and to a lesser extent, to the fact that Alusa carried out a reorganization of its client portfolio, as well as the greater tendency in the market to use lighter packaging materials. The reduction in sales volume was offset in part by higher average prices due to increases in raw material costs, and a readjustment in the client portfolio.

Cost of goods sold fell 5.2% to Ch$38,542 million from Ch$40,660 million. This change reflects an increase in the price of raw materials and the growth in sales volume in each country. Cost of goods sold in Chile was down 8.4%, but rose 3.6% in Argentina. As a percentage of sales, costs rose to 85.5% from 85.2%.

The gross margin fell to 14.5% from 14.8%.

Selling, general and administrative expenses fell 17.5% to Ch$3,047 million from Ch$3,692 million, reflecting the discontinuation of Alufoil operations (flexible packaging for household use) in late 2004, and the efforts made in the second half of 2005 to reorganize the business unit’s operations and make them more efficient.

The Company’s Flexible Packaging operating income increased Ch$126 million, or 3.7%, in 2005 compared to the previous year.

Aluminum Profiles

Year 2005 (in Ch$ million, except percentages)
	Chile	Aluminum Profiles Unit
Revenues	29,975	29,975
COGS	(23,601)	(23,601)
Gross Income	6,374	6,374
Gross Margin	21.3%	21.3%
SG&A	(3,310)	(3,310)
Operating Income	3,064	3,064
Operating Margin	10.2%	10.2%

Year 2004 (in Ch$ million, except percentages)
	Chile	Aluminum Profiles Unit
Revenues	30,275	30,275
COGS	(23,174)	(23,174)
Gross Income	7,101	7,101
Gross Margin	23.5%	23.5%
SG&A	(3,573)	(3,573)
Operating Income	3,526	3,528
Operating Margin	11.7%	11.7%

2005 versus 2004 % change
	Aluminum Profiles	Aluminum Profiles Unit
Revenues	-1.0%	-1.0%
COGS	1.8%	1.8%
Gross Income	-10.2%	-10.2%
SG&A	-7.4%	-7.4%
Operating Income	-13.2%	-13.2%

Revenues in 2005 fell 1.0% to Ch$29,975 from Ch$30,275 in 2004. This reduction was due to lower sales prices caused by the stiffer competition in 2005 compared to the previous year. Sales volume increased 1.6%.

Cost of goods sold rose 1.8% to Ch$23,601 million from Ch$23,174 million, due to growth in sales volume and an increase in the average price for raw materials, with the dollar price for aluminum rising 15.9%.

The gross margin as a percentage of sales fell to 21.3% from 23.5%.

Selling, general and administrative expenses fell 7.4% to Ch$3,310 million from Ch$3,573 million, and as a percentage of sales, to 11.0% in 2005 from 11.8% in 2004. This reduction was due primarily to the discontinuation of operations of Bolivian distributor Indalum S.A., which was partially offset by increased expenses for externally contracted services and maintenance.

The Company’s aluminum profiles operating income decreased in 2005 by Ch$466 million, or 13.2%, while operating margins also decreased to 10.2% from 11.7% in the previous year.

The Company’s Non-Operating Results 2005 versus 2004

Non-operating loss was reduced by Ch$1,199 million to a loss of Ch$13,928 million in 2005, a reduction of 7.9% compared to the loss of Ch$15,127 million in 2004. For further detail regarding the Company’s non-operating results, see Note 23 to the Company’s Consolidated Financial Statements.

  Non-Operating Income: The Company’s non-operating income increased by Ch$922 million, to Ch$3,478 million in 2005 from Ch$2,556 million in 2004. The increase in non-operating income is mostly due to the consolidation of Madeco’s fiber optic subsidiary, Optel. The unfavorable arbitration decision in 2003, in which Madeco lost control of its interest in Optel in a lawsuit against Dow Corning International, was resolved in Madeco’s favor in March 2005. See “Item 4. Information on the Company – History and Development of the Company – History”. In addition, idle assets, such as land and others were sold.

  Non-Operating Expenses: The Company’s non-operating expenses in 2005 decreased by Ch$2,821 million compared to the previous year due to a reduction in financial expenses and other non-operating expenses. Financial expenses decreased by Ch$2,081 million. This was a result of reduction in debt, a lower average interest rate achieved through the issuance of series ‘D’ bonds in December 2004, the effect of exchange rate differences on dollar indexed debt, the prepayment of the syndicated loan of December 2002 using funds from the loan obtained on September 5, 2005, and the partial debt prepayment, of more than Ch$44,941 million, using funds raised in the successful capital increase executed in late November 2005.

  Price-Level Restatement: Price level restatement, which is made up of inflationary adjustments and currency fluctuations decreased by Ch$2,545 million in 2005 compared to the previous year. The price level restatement balance in 2005 reflected a net loss position of Ch$2,810 million compared to the net loss position of Ch$265 million in 2004. This was due to an increase in negative price level restatement of Ch$1,338 million, and an increase in expenses related to exchange rate differences, net of hedge costs, of Ch$1,207 million. Losses due to exchange rate differences through December 2005 were, among other things, caused by the devaluation of the Brazilian real in December 2005 and the dollar debt of the Ficap subsidiary in that country.

  Income Taxes: The Company had an income tax expense reduction of 8.2% in 2005 compared to the previous year. Income tax in 2005 and 2004 amounted to Ch$1,498 million and Ch$1,631 million, respectively.

  Minority Interest: Minority interest in the Company reflects the portion of profit or loss that corresponds to the shares held by minority shareholders in the Alusa, Indeco and Indalum subsidiaries. Minority shareholder interest in 2005 was Ch$752 million, down 13.4% compared to Ch$868 million the previous year. This was due to the lower net income of the Alusa subsidiary, and because of the smaller percentage held by minority shareholders in Indeco of 6.0% in 2005 compared to 7.0% in 2004.

Impact of Inflation and Price Level Restatement

In general, inflation has the adverse effect of diminishing the purchasing power of a company’s monetary assets that are not price-level indexed, and has the positive effect of reducing the real value of a company’s monetary liabilities that are not price-level indexed. In addition, to the extent that increases in a company’s costs of production are not passed on to the consumer in the form of higher prices for a company’s goods, inflation will adversely affect the Company’s earnings.

As explained in Note 2 b) to the Consolidated Financial Statements, the Company is required to restate non-monetary assets, non-monetary liabilities, shareholders’ equity, and income and expense accounts to reflect the effect of variations in the purchasing power of the Chilean peso, thus reflecting by an indirect method the gain or loss resulting from holding or owning monetary assets and liabilities. For all the above figures, the restatement is based on the variation of the official Indice de Precio al Consumidor (the Chilean Consumer Price Index, or “IPC”) published by the Instituto Nacional de Estadisticas (National Institute of Statistics, or “INE”) (with the exception of inventories which are reflected at the lower of restated cost or net realizable value) and assets and liabilities in foreign currency which are adjusted based on period-end exchange rates.

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

As a result of Chile’s past inflation, the financial markets have developed a system of borrowing and lending in UFs. Most long-term assets and liabilities in pesos are indexed in UFs, and the adjustment to the closing value is reflected in the price-level adjustment account.

Price-level restatement losses also result from holding monetary assets in excess of monetary liabilities during inflationary periods, or from holding foreign exchange-denominated liabilities in excess of foreign exchange-denominated assets during periods of devaluation of the Chilean peso versus the U.S. dollar.

There is no assurance that high rates of inflation in the future will not have an adverse effect on the Company’s business or results of operations.

Madeco’s foreign currency exchange exposure arises from maintaining foreign investments in Brazilian reales, Argentine pesos, Peruvian soles and U.S. dollars. For further explanation, see Note 2 c) to the Company’s Consolidated Financial Statements.

Working Capital in Foreign Currencies

The Company’s operating results and investments outside Chile are exposed to fluctuations of foreign currency exchange rates in part as a result of carrying working capital in local currencies. According to Chilean GAAP, the Company’s financial statements are expressed in Chilean pesos as a result of the consolidation of financial statements of Chilean subsidiaries expressed in Chilean pesos and the translation of the foreign subsidiaries’ financial statements expressed in the respective local currencies, restated in U.S. dollars following Chilean GAAP and converted to Chilean pesos using year-end exchange rates.

The following table presents the working capital position in local currencies as of December 31, 2006 of the Company’s consolidated foreign subsidiaries. All amounts are expressed in millions of Chilean pesos.

	U.S. Dollar	R$	AR$	S$	Euro	Japanese Yen	Other currencies	Total
Current Assets	52,247	55,937	15,998	15,408	1,165	0	58	140,813
Current Liabilities	(34,273)	(15,889)	(5,685)	(4,202)	(181)	(345)	(646)	(61,221)
Working Capital in Local Currencies	17,974	40,048	10,313	11,206	984	(345)	(588)	79,592

The above table only includes the current assets and current liabilities in foreign currencies held by the Company as of December 31, 2006, and does not represent the Company’s total foreign currency exchange risk exposure. For additional discussion, see “Item 3. Key Information — Risk Factors” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Foreign Currency Exchange Rate Risk”.

Critical Accounting Policies and Estimates

The Company prepares its consolidated financial statements in conformity with Chilean GAAP and the guidelines issued by the Chilean Superintendency of Securities and Insurance. The notes to the Consolidated Financial Statements contain a summary of the accounting policies that are significant to the Company, as well as a description of the significant differences between these policies and U.S. GAAP. The notes include additional disclosures required under U.S. GAAP, reconciliation between shareholders’ equity and net income to the corresponding amounts that would be reported in accordance with U.S. GAAP and a discussion of recently issued accounting pronouncements.

Both Chilean and U.S. GAAP require management to make certain estimates and assumptions, as some of the amounts reported in the financial statements are related to matters that are inherently uncertain. The Company believes that the following discussion describes those areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect the Company’s financial condition and results of operations. The most critical judgments that have a significant impact on the Company’s financial statements include: estimates with respect to the extent to which allowances are required for doubtful accounts receivable and inventory obsolescence, estimates involved in impairment testing for property, plant and equipment and goodwill, estimates used in the valuation of derivatives and the determination as to whether valuation allowances are required against deferred income tax balances.

Allowance for doubtful accounts

Accounts receivables are shown net of the allowance for doubtful accounts. Allowances are recorded at the end of each period for those balances considered to be of doubtful recovery based on an analysis of aging of balances and the evaluation of customers’ financial standing.

The Company believes that this accounting estimate is critical because estimates of future recoverability of accounts receivables may prove to be inaccurate, in which case the Company may have understated or overstated the allowance required for doubtful accounts receivables. Therefore, although the Company periodically reviews the aging of accounts receivables and evaluates customers’ financial standing, any significant unanticipated change in the recoverability of accounts receivable could have a significant impact on the Company’s reported operating results.

During the years ended December 31, 2004, 2005 and 2006, the Company’s net charges to income for establishment (release) of allowances amount to ThCh$(706,078), ThCh$144,550 and ThCh$338,013, respectively.

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

During the years ended December 31, 2004, 2005 and 2006, the Company was able to sell certain products that were previously subject to the obsolescence provision, due to an increase in demand of certain products of the wire and cable segment, which resulted in lower cost of sales in the amount of ThCh$1,251,107, ThCh$260,657 and ThCh$599,530, respectively. Inventory values do not exceed their estimated net realizable value.

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

The Company evaluates the recoverability of its long-lived assets (other than intangibles and deferred tax assets) in accordance with Technical Bulletin No. 33 “Accounting treatment of Property, Plant and Equipment”, issued by the Chilean Association of Accountants, and SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The rules require recognition of impairment of long-lived assets in the event that the net book value of such assets exceeds the future undiscounted net cash flows attributable to such assets. Impairment, if any, is recognized in the respective period to the extent the carrying amount of an asset exceeds the fair value of such asset. The Company believes that the accounting estimate related to asset impairment is critical because it requires management to make assumptions about future sales and cost of sales over the estimated useful life of its property, plant and equipment, and to estimate net realizable values of inactive assets classified in other assets.

While the carrying values of property, plant and equipment may differ under Chilean GAAP and US GAAP, the impairment testing methodology is similar. During the years ended December 31, 2004, 2005 and 2006, the Company recorded charges for impairment related to its property, plant and equipment, including those assets which are temporarily inactive and underutilized production facilities, amounting to ThCh$898,946, ThCh$493,459 and ThCh$1,226,297, respectively. During 2005, the Company recorded a gain for the reversal of impairment related to its investment in Optel Ltda. of ThCh$519,976, this gain was eliminated under US GAAP. There were no reversals of impairments recorded during 2004 and 2006.

Investments

The Company evaluates also the recoverability of its equity method investments based on Technical Bulletin No. 72 “Business combinations: permanent investments and consolidation of financial statements” and APB 18 “The Equity Method of Accounting for Investments in Common Stock”. The investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The rules require recognition of impairment generally in absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity which would justify the carrying amount of the investment. The Company believes that the accounting estimate related to impairment of investments is critical because it requires management to make assumptions about future profitability of the investments.

During 2005 the Company recorded under Chilean GAAP a gain for the reversal of impairment related to its investment in Optel Ltda. of ThCh$ 519,976 that was recognized in 2003. Since under US GAAP reversal of impairment losses are not allowed, this gain was eliminated under US GAAP. There were no impairments or reversals of impairments recorded during 2004 and 2006.

Goodwill

The Company has significant intangible assets related to goodwill. Under Chilean GAAP, goodwill is depreciated on a straight line basis over its useful life and should be reviewed for impairment when events or circumstances, such as recurring losses indicate a possible inability to realize the carrying amount of the asset. Under US GAAP, Statement of Financial Accounting Standard (SFAS) No. 142, goodwill is not amortized however, it must be allocated to reporting units and tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business environment, indicate that there may be justification for conducting an interim test. Impairment testing is performed at the reporting-unit level (which is generally one level below the four major business segments of Madeco). The first part of the test is a comparison, at the reporting unit level, of the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value is less than the carrying value, then the second part of the test is required to measure the amount of potential goodwill impairment. The implied fair value of the reporting unit goodwill is calculated and compared to the carrying amount of goodwill recorded in the Company’s financial records. If the carrying value of reporting unit goodwill exceeds the implied fair value of that goodwill, then the Company would recognize an impairment loss in the amount of the difference, which would be recorded as a charge against net income. For further detail of the differences in goodwill between Chilean GAAP and U.S. GAAP see Note 32 of the Consolidated Financial Statements.

The fair values of the reporting units are determined using discounted cash flow models based on each reporting unit’s internal forecasts.

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

The Company believes that the accounting estimate related to valuation allowances against deferred tax assets is critical because the analysis requires management to make subjective judgments concerning estimates and timing of future taxable income, considering both positive and negative evidence including historical results of operations, losses realized in recent periods, and the implementation of prudent and feasible tax planning strategies. The Company has reviewed and will continue to review its assumptions and tax planning strategies and, if the amount of the estimated realizable net deferred tax asset is less than the amount currently on the balance sheet, the Company would reduce its deferred tax asset, recognizing a non-cash charge against reported earnings. For additional information about deferred tax and the differences between Chilean GAAP and U.S. GAAP see Note 32 of the Consolidated Financial Statements.

Derivative Instruments

The Company uses derivatives in the normal course of business to manage its exposure to fluctuations in foreign currency denominated assets and liabilities. By policy, the Company does not enter into such contracts for trading purposes or for the purpose of speculation. The Company accounts for derivatives on the consolidated financial statements at fair value in accordance with Technical Bulletin No. 57 “Accounting for Derivatives” of the Chilean Association of Accountants and Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted, incorporating FASB Statements No. 137, 138 and 149". Fair values are based on quoted market prices or, if not available, on internally developed pricing models provided by independently obtained market information. However, market information is often limited or in some instances not available. In such circumstances management applies its professional judgment. Notwithstanding the level of subjectivity inherent in determining fair value, the Company believes its estimates of fair value are adequate. The use of different models or assumptions could lead to changes in the Company’s reported results.

The Company maintains forward foreign exchange contracts and foreign exchange swap contracts to cover the risks of fluctuation in exchange rates between the Chilean peso, US dollar and Brazilian real and changes in the interest rates. The Company enters into forward foreign exchange contracts to mitigate the risk that cash flows will be adversely affected by changes in exchange rates resulting from the collection of receivables from international customers and the purchase of supplies and raw materials. The Company also utilizes interest rate swap agreements to manage interest rate risk on its floating rate debt portfolio. These derivative instruments are recorded at fair value as of the balance sheet date in Other assets or Other liabilities. Changes in the fair values of such instruments are recorded in income. For further details see Note 27 of the Consolidated Financial Statements.

In addition, the Company held 3,500 tons of Copper hedged by Swaps and Asian Options with a positive effect of Ch$1,040 million as of December 2006 in statements of income. Further details see Note 27 of the Consolidated Financial Statements.

Net Realizable Values of Inventories

As of December 2006, before the decrease of the market Copper price (LME), the Company registered its inventories at net realizable values whereby a charge of Ch$4,185 million was included in the net income of 2006. Part of this amount (Ch$3,122 million) was charged to operating income and the remainder (Ch$1,063 million corresponding to the hedged inventories) was charged to non-operating income.

U.S. GAAP Reconciliation

The Company prepares its audited consolidated financial statements in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. See Note 32 to the audited consolidated financial statements for a description of the material differences between Chilean GAAP and U.S. GAAP, as they relate to us and our consolidated subsidiaries, reconciliation to U.S. GAAP of net income and Shareholders’ equity and a discussion of new accounting rules under U.S. GAAP. The following table sets forth net income and Shareholders’ equity for the years ended December 31, 2004, 2005 and 2006 under Chilean GAAP and U.S. GAAP:

	Year Ended December 31,
	2004	2005	2006
	(in millions of constant Ch$ as of December 31, 2006)
Net income (Chilean GAAP)	9,004	12,267	30,204
Net income (U.S. GAAP)	10,133	14,366	34,041
Shareholders’ equity (Chilean GAAP)	167,668	209,693	251,555
Shareholders’ equity (U.S. GAAP)	152,230	196,707	242,337

Significant differences exist between net income and Shareholders’ equity under Chilean GAAP and under U.S. GAAP as presented in Note 32 to our audited consolidated financial statements.

The higher net income under U.S. GAAP, is a result of reversals in goodwill, reversals in impairment of property, plant and equipment – which generate a lower depreciation under U.S. GAAP – deferred income taxes and reversals of depreciation in increased value from technical revaluation of property, plant and equipment.

Simultaneously, the lower Shareholders’ equity under U.S. GAAP is due to reversals in technical revaluations of property, plant and equipment, deferred income taxes, acquisition of Optel Brazil, reversals of goodwill amortization – balanced by the goodwill impairment in Ficap Brazil – and finally staff severance indemnities.

Liquidity and Capital Resources

The Company generally finances its activities with funds generated by its operations, short-term financing and, from time to time, long-term bond issuances and bank loans. On December 31, 2006, the Company’s total financial indebtedness was Ch$128,368 million (US$241.1 million). With respect to the Company’s financial bank and public debt, its total short-term financial indebtedness (including the short-term portion of long-term obligations) was Ch$36,757 million (US$69.0 million), and its long-term financial indebtedness was Ch$61,697 million (US$115.9 million). With respect to the Company’s other financial indebtedness, its short-term liabilities were Ch$24,673 million (US$46.3 million) and its long-term liabilities were Ch$5,241 million (US$9.8 million). Management believes that its current level of working capital is sufficient for its requirements, assuming an average copper price similar to the one witnessed in the first six months of 2007.

Short Term Financing

On December 31, 2006, the Company’s short-term bank debt (excluding the short-term portion of its long-term bank obligations) was Ch$15,491 million (equivalent to US$29.1 million).

On June 5, 2006, Madeco signed a US$50 million 5-year club deal. Approximately US$12 million of the proceeds were used to repay debts held with Quiñenco. Another US$13 million was used to repay a bridge loan that BBVA had granted to the Company pending the capital increase. The remaining US$25 million was used for working capital. As of December 31, 2006, the first installment of the 5-year club deal loan (US$4 million) and an additional US$8 million corresponding to two installments had been prepaid.

As of March 31, 2007, the Company’s total short-term bank debt (excluding the short-term portion of its long-term bank obligations) was Ch$18,880 million (equivalent to US$35.0 million at the Ch$539.2 to US$1.00 at the Observed Exchange Rate on March 31, 2007). This amount includes various short-term obligations with more than 20 banks, 10 of which are in Chile and the rest in other countries, primarily Latin America. In addition, as of this date bank obligations include a bank loan to Alusa of US$8.5 million related to the purchase of an additional interest in Peruplast and Tech Pak. On March 31, 2007, four installments totaling US$16 million, corresponding to 100% of the short term component of the club deal, were prepaid.

The Company’s total remaining short-term loans are not committed to credit lines and do not require the Company to comply with financial covenants. The Company generally uses these loans for the financing of trade transactions, working capital and other general corporate purposes. The Company experiences no seasonality of borrowing requirements.

Bonds

On December 15, 2004, the Company prepaid its Series A bonds primarily with the proceeds obtained from the issuance of its 7 year Series D bonds in December 2004, and the remaining balance from cash. The prepayment amounted to UF1.97 million, equivalent to Ch$34,634 million (historic value) or US$62.1 million, of which UF 1.9 million corresponded to a capital payment and UF0.07 million corresponded to an interest payment. The Series D bond issuance amounted to UF1.8 million.

The Series D bonds, which amounted to Ch$31,260 million, were issued in the Chilean market, for a term of seven years and at 5% interest rate over the UF.

The total amount of Series D bonds outstanding on December 31, 2006, was Ch$24,763 million (equivalent to US$46.5 million at the Ch$532.4 to US$1.00 Observed Exchange Rate for December 31, 2006).

The total amount of bonds outstanding on March 31, 2007, was Ch$25,118 million (equivalent to US$46.6 million).

Medium-Term and Long-Term Bank Loans

The Company’s consolidated medium-term and long-term bank debt (including the short-term portion of these loans) outstanding as of December 31, 2006, was approximately Ch$57,712 million (equivalent to US$108.4 million at the Ch$532.4 to US$1.00 Observed Exchange Rate for December 31, 2006).

The Company’s medium-term and long-term bank debt (including the short-term portion of these loans) outstanding as of March 31, 2007 was approximately Ch$52,677 million (equivalent to US$97.6 million at the Ch$539.2 to US$1.00 Observed Exchange Rate for March 31, 2007).

As of December 31, 2005, the Company’s subsidiary Alusa had a 5 year syndicated loan agreement with Banco de Chile and Banco del Estado for a total amount of UF300,000 (equivalent to US$10.5 million at the Ch$512.5 to US$1.00 Observed Exchange Rate for December 31, 2005), with semi-annual payments. The principal covenants include a maximum leverage ratio of 0.75 times equity and a minimum equity of UF1,765,000 (equivalent to US$61.9 million at the Ch$512.5 to US$1.00 Observed Exchange Rate for December 31, 2005). As of December 31, 2005, the Company was in compliance with all of these covenants. On April 31, 2005, the Company’s subsidiary, Alusa S.A., obtained a loan from Banco Security of UF163,000 (equivalent to US$5.7 million at the Ch$512.5 to US$1.00 Observed Exchange Rate for December 31, 2005). The initial terms of the loan were an annual interest rate of TAB for a 180 day period (interest at which banks lend to each other) plus 0.8% and a total payment period of 5 years (due in 2010). The main covenant agreed upon was that Madeco must own over 50.1% of the common stock shares with voting power. In May 2006, Alusa renegotiated a leaseback of UF306,983 reducing the interest rate from a 6.53% variable rate to a 4.80% fixed rate and the term from 15 years to 10 years.

For additional discussion regarding the covenants corresponding to the Company’s various credit facilities, see Note 22 to the Company’s Consolidated Financial Statements. Apart from those restrictions set forth in Note 22 to the Company’s Consolidated Financial Statements, there are no material restrictions, either legal or economic, that would limit Company’s ability to collect funds from their subsidiaries.

The Company’s Compliance with Financial Covenants

During 2006 and the first quarter 2007, the Company was in compliance with all financial and non-financial covenants required by banks and bondholders.

Changes in the Company’s Risk Classification

Rating agencies evaluate Madeco’s common shares and its debt. From 2003 to 2006, Fitch Chile Clasificadora de Riesgo Ltda. (“Fitch Chile”) and Feller Rate Clasificadora de Riesgo Limitada (“Feller”) have published ratings related to the financial standing of certain of Madeco’s debt instruments and shares. These two rating agencies are registered with the Superintendency of Securities and Insurance (the Chilean regulatory authority).

In September 2004, Feller classified the Company’s debt as BBB- and its shares as First Class Level 4. In June 2005, Fitch Chile classified the Company’s debt as BBB- and its shares as First Class Level 3. In March 2006 and in March 2007, these agencies classified the Company’s debt as BBB+ and its shares as First Class Level 3.

Financial Instruments Used for Hedging Purposes

For information on the Company’s use of financial instruments for hedging purposes, see “Item 5. Operating and Financial Review and Prospects – Critical Accounting Policies and Estimates – Derivatives”, and Note 27 to the Company’s Consolidated Financial Statements.

Contractual Obligations and Commercial Commitments

The following table summarizes the Company’s financial obligations, their expected maturities as of December 31, 2006, and the effect such obligations are expected to have on the Company’s liquidity and cash flow in the periods indicated:

Contractual Obligations Due by Period (in Ch$ million)
Contractual Obligations	Total	< 1 year	1-3 years	3-5 years	> 5 years
Short-Term and Long-Term Debt	125,510	63,019	38,805	23,686	-
Capital Lease Obligations	6,036	818	1,263	1,090	2,865
Operating Leases	655	364	161	97	33
Other Long-Term Obligations	306	-	306	-	-
Service Contracts	8,184	3,554	2,523	1,629	478
Scheduled interest payment obligations (1)	12,576	6,630	5,003	943	-
Severance Indemnities	4,148	880	1,598	107	1,563
Total Contractual Obligations	157,415	75,265	49,659	27,552	4,939

(1) Scheduled interest payment obligations related to long-term obligations were calculated using stated coupon rates for fixed debt and interest rates applicable on December 31, 2006, for variable rate debt.

As of December 31, 2006, the Company had standby Commercial Commitments and Guarantees amounting to Ch$9,056 million with a number of lending institutions (for further detail see Note 22 to the consolidated financial statements). Of these contingent commitments, guarantees of Ch$ 7,576 are scheduled to be released within the upcoming 12 month period.

Liquidity

As of March 31, 2007, the Company had Ch$21,024 million in cash and cash equivalents. The Company’s total short-term indebtedness with banks and financial institutions amounted to Ch$18,880 million. This was composed of Ch$15,053 million of the current portion of long-term bank debt, Ch$4,852 million of the current portion of long-term bond debt, Ch$1,843 million in other loans, Ch$36,996 million in various accounts and notes payable and Ch$409 million in payables to related parties. Long-term indebtedness (excluding the current portion thereof) included Ch$37,625 million of long-term obligations with banks, Ch$20,266 million of long-term bond obligations and Ch$6,596 million of long-term accounts and notes payable.

As of December 31, 2006, the Company had Ch$17,545 million in cash and cash equivalents. The Company’s total short-term indebtedness with banks and financial institutions amounted to Ch$15,491 million, composed of Ch$16,241 million of the current portion of long-term bank debt, Ch$4,537 million of the current portion of long-term bond debt, Ch$488 million in other loans, Ch$24,226 million in various accounts and notes payable and Ch$447 million in payables to related parties. Long-term indebtedness (excluding the current portion thereof) included Ch$41,471 million of long-term obligations with banks, Ch$20,226 million of long-term bond obligations, Ch$5,241 million of long-term accounts and notes payable.

As of December 31, 2005, the Company had Ch$7,955 million in cash and cash equivalents. The Company’s total short-term indebtedness with banks and financial institutions amounted to Ch$24,942 million, composed of Ch$2,567 million of the current portion of long-term bank debt, Ch$4,343 million of the current portion of long-term bond debt, Ch$418 million in other loans, Ch$18,408 million in various accounts and notes payable and Ch$8,619 million in payables to related parties. Long-term indebtedness (excluding the current portion thereof) included Ch$25,135 million of long-term obligations with banks, $24,717 million of long-term bond obligations, Ch$5,649 million of long-term accounts and notes payable.

Cash Flow

As of December 31, 2006, the Company had cash and cash equivalents totaling Ch$17,545 million versus Ch$7,955 million as of December 31, 2005, and Ch$13,615 million as of December 31, 2004. As of March 31, 2007, the Company had cash and cash equivalents totaling Ch$21,024 million.

The Company’s cash flows from operating, investing and financing activities, as reflected in the Consolidated Financial Statements of Cash Flows, are summarized in the following table:

Cash Flow(1)	2004	2005	2006
Cash provided by (used in):
Operating activities	5,025	10,595	5,913
Financing activities	(23,896)	(4,163)	14,447
Investing activities	25,929	(11,784)	(10,429)
Effect of inflation on cash	679	(309)	(341)
Net change in cash and cash equivalents	7,737	(5,660)	9,591
Cash and cash equivalents at the beginning of year	5,878	13,615	7,955
Cash and cash equivalents at the end of the year	13,615	7,955	17,545

(1) Amounts are stated in million of constant Chilean pesos as of December 31, 2006.

The Company’s principal capital requirements are to finance working capital of its normal operations, as well as capital expenditures to modernize and increase the efficiency of its machines. Madeco expects that it will have sufficient resources from operations to fund Madeco’s currently anticipated capital expenditures and working capital needs. The amount of resources obtained from operations may be affected, however, by a variety of factors. See “Item 3. Key Information — Risk Factors”.

Cash flow from operating activities in 2006 decreased Ch$4,682 million compared to 2005 as a result of higher needs for working capital produced by the sharp increase in copper prices.

In 2006, cash flow related to financial activities increased by Ch$18,610 million compared to 2005, primarily attributable to proceeds from the Company’s capital increase of Ch$9,463 million in October 2005, and US$50 million proceeds of a 5-year club deal on June 5, 2006. In addition, Indeco borrowed US$13 million in August 2006 from Banco del Crédito del Perú at a variable interest rate of Libor + 2.15%. Furthermore, Alusa and Ficap obtained net bank loans of Ch$2,642 million and Ch$3,849 million, respectively.

Cash flow used in investment activities in 2006, was mainly for the acquisition of property, plant and equipment totaling Ch$14,334 million, offset in part by sales of property, plant and equipment of Ch$2,482 million. In 2005, the cash flow used in investment activities was related to the purchase of fixed assets in the amount of Ch$10,616 million and other expenditures of Ch$2,673 million.

The positive cash flow provided by investment activities in 2004 was related to the liquidation of short-term financial instruments, specifically repurchase agreements bought with funds raised in the capital increase carried out in 2003. Part of this cash flow went to pay the ‘C’ series bond at the end of the first half of 2004, which was reflected in the negative cash flow from financial activities.

The following table summarises the Company’s assets as well as the scheduled maturities of the Company’s debt as of December 31, 2006:

	As of December 31, 2006 (in Ch$ million)
	Expected Maturity Date
	2007	2008	2009	2010	2011	2012 & beyond	TOTAL	FAIR VALUE
ASSETS
Fixed Rate
Time Deposits (BRL)	262	-	-	-	-	-	262	262
Average Interest Rate (%)	13.31%	0.00%	0.00%	0.00%	0.00%	0.00%	13.31%	13.31%
Marketable securities (Non-Indexed Ch$)	306	-	-	-	-	-	306	306
Average Interest Rate (%)	5.28%	0.00%	0.00%	0.00%	0.00%	0.00%	5.28%	5.28%
Other assets (US$)	5,810	-	-	-	-	-	5,810	5,810
Average Interest Rate (%)	5.35%	0.00%	0.00%	0.00%	0.00%	0.00%	5.35%	5.35%
Other assets (Non-Indexed Ch$)	6,434	-	-	-	-	-	6,434	6,434
Average Interest Rate (%)	6.02%	0.00%	0.00%	0.00%	0.00%	0.00%	6.02%	6.02%

DEBT
Fixed Rate
Bank Debt (SOL)	2,127	-	-	-	-	-	2,127	2,127
WAIR (%)(1)	5.27%	0.00%	0.00%	0.00%	0.00%	0.00%	5.27%	5.27%
Bank Debt (Non-Indexed Ch$)	1,177	-	-	-	-	-	1,177	1,177
WAIR (%)	6.11%	0.00%	0.00%	0.00%	0.00%	0.00%	6.11%	6.11%
Bank Debt (ARS)	1	-	-	-	-	-	1	1
WAIR (%)	8.80%	0.00%	0.00%	0.00%	0.00%	0.00%	8.80%	8.80%
Bank Debt (EUR)	50	-	-	-	-	-	50	50
WAIR (%)	6.45%	0.00%	0.00%	0.00%	0.00%	0.00%	6.45%	6.45%
Bank Debt (JPY)	501	-	-	-	-	-	501	501
WAIR (%)	2.52%	0.00%	0.00%	0.00%	0.00%	0.00%	2.52%	2.52%
Bank Debt (US$)	-	1,205	-	-	-	-	1,205	1,205
WAIR (%)(1)	0.00%	2.10%	0.00%	0.00%	0.00%	0.00%	2.10%	2.10%
Bank Debt (BRL)	-	-	-	-	191	-	191	191
WAIR (%) (1)	0.00%	0.00%	0.00%	0.00%	11.50%	0.00%	11.50%	11.50%
Bonds (UF)	4,537	4,693	4,927	5,174	5,432	-	24,763	25,256
WAIR (%)	5.00%	5.00%	5.00%	5.00%	5.00%	0.00%	5.00%	4.20%
Bank Debt (UF)	487	-	-	-	-	-	487	487
WAIR (%)	4.80%	0.00%	0.00%	0.00%	0.00%	0.00%	4.80%	4.80%
Bank Debt (US$)	2	-	-	-	-	-	2	2
WAIR (%)	8.14%	0.00%	0.00%	0.00%	0.00%	0.00%	8.14%	8.14%
Dividends payable (SOL)	83	-	-	-	-	-	83	83
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Accounts payable (Non-Indexed Ch$)	5,109	-	-	-	-	-	5,109	5,109
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Accounts payable (UF)	32	-	-	-	-	-	32	32
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Accounts payable (US$)	10,465	-	-	-	-	-	10,465	10,465
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Accounts payable (EUR)	132	-	-	-	-	-	132	132
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Accounts payable (ARS)	1,163	-	-	-	-	-	1,163	1,163
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Accounts payable (BRL)	4,622	-	-	-	-	-	4,622	4,622
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Accounts payable (SOL)	229	-	-	-	-	-	229	229
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Accounts payable (JPY)	345	-	-	-	-	-	345	345
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Accounts payable (other currencies)	145	-	-	-	-	-	145	145
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Notes payables (US$)	1,013	-	-	-	-	-	1,013	1,013
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Notes payables (ARS)	260	-	-	-	-	-	260	260
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Sundry Creditors (UF)	5	484	507	532	558	2,865	4,950	4,950
WAIR (%)	0.00%	4.80%	4.80%	4.80%	4.80%	4.80%	4.80%	4.80%
Sundry Creditors (Non-Indexed Ch$)	141	-	-	-	-	-	141	141
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Sundry Creditors (US$)	526	268	29	-	-	-	822	822
WAIR (%)	4.98%	7.44%	7.44%	0.00%	0.00%	0.00%	5.87%	5.87%
Sundry Creditors (ARS)	1	-	-	-	-	-	1	1
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Sundry Creditors (BRL)	37	-	-	-	-	-	37	37
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Due to related companies (Non-Indexed Ch$)	391	-	-	-	-	-	391	391
WAIR (%)	8.85%	0.00%	0.00%	0.00%	0.00%	0.00%	8.85%	8.85%
Due to related companies (US$)	55	-	-	-	-	-	55	55
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Provisions and Withholdings (UF)	107	42	30	27	27	551	784	784
WAIR (%)	0.00%	7.00%	7.00%	7.00%	7.00%	7.00%	6.04%	6.04%
Provisions and Withholdings (Non-Indexed Ch$)	3,952	142	30	27	27	1,012	5,190	5,190
WAIR (%)	0.00%	2.28%	2.28%	7.00%	7.00%	3.46%	0.82%	0.82%
Provisions and Withholdings (US$)	144	-	-	-	-	-	144	144
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Provisions and Withholdings (ARS)	1,041	1,264	-	-	-	-	2,305	2,305
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Provisions and Withholdings (BRL)	2,811	2,324	-	-	-	-	5,135	5,135
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Provisions and Withholdings (SOL)	1,608	-	-	-	-	-	1,608	1,608
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Unearned income (Non-Indexed Ch$)	1	-	-	-	-	-	1	1
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Unearned income (BRL)	3,516	-	-	-	-	-	3,516	3,516
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Unearned income (ARS)	3,219	-	-	-	-	-	3,219	3,219
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Unearned income (SOL)	154	-	-	-	-	-	154	154
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Unearned income (US$)	959	-	-	-	-	-	959	959
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Deferred Taxes (ARS)	-	52	-	-	-	-	52	52
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Deferred Taxes (SOL)	-	438	-	-	-	-	438	438
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Other liabilities (ARS)	-	306	-	-	-	-	306	306
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Other liabilities (Non-Indexed Ch$)	5	-	-	-	-	-	5	5
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Other liabilities (US$)	1,147	120	-	-	-	-	1,267	1,267
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Other liabilities (BRL)	66	160	-	-	-	-	225	225
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Variable Rate
Bank Debt (UF)	3,079	3,661	2,860	3,073	95	-	12,768	12,778
Interest Rate Based on	Tab	Tab	Tab	Tab	Tab	Tab	Tab
WAIR (%)	5.65%	5.77%	6.44%	6.44%	4.63%	0.00%	6.04%	6.03%
Bank Debt (US$)	19,961	6,829	6,096	6,096	3,625	-	42,607	42,557
Interest Rate Based on	Libor	Libor	Libor	Libor	Libor	Libor	Libor
WAIR (%)	5.62%	5.97%	6.48%	6.48%	6.65%	0.00%	6.01%	6.16%
Bank Debt (BRL)	4,837	7,740	-	-	-	-	12,576	12,576
Interest Rate Based on	CDI	CDI					CDI
WAIR (%)	16.21%	14.15%	0.00%	0.00%	0.00%	0.00%	14.86%	14.86%

(1) WAIR = Weighted Average Interest Rate

Capital Expenditures

The investment and financing policy for the current year was presented during the Annual Shareholders’ Meeting that was held on April 25, 2007. This policy requires that the Company’s investment levels shall be at the levels necessary to sustain its businesses and operations.

The Company’s capital expenditure plans amount to Ch$22,627 million for the period 2007 to 2009, and are broken down as follows:

	Amounts in Ch$ million
Business Unit	2006	2007-2009	Total
Wire & Cable	4,295	22,627	26,922
Brass Mills	515	1,581	2,096
Flexible Packaging	6,611	11,829	18,440
Aluminum Profiles	2,913	3,945	6,858
Total	14,334	39,982	54,316

Wire & Cable Unit. The Company’s expected investments for the Wire & Cable business unit of Ch$22,627 million over the next three years, include the ERP implementation of SAP in Peru, Chile, Argentina and Colombia, and the acquisition of machinery and equipment in Brazil, Peru and Chile. Furthermore, this investment plan includes the acquisition of an 80% share of Cedsa (Colombia) totaling US$3.7 million and a capital increase in this new subsidiary of approximately US$4.8 million (see “Item 4. Information on the Company – History and Development of the Company – Recent Development”).

Brass Mills Unit. The Company’s investment plans for the Brass Mills unit amount to Ch$1,581 million, which include machinery and overhaul of equipment primarily for its plant facility in Chile.

Flexible Packaging Unit. Planned capital expenditures for the Company’s Flexible Packaging unit total Ch$11,829 million and include machinery and equipment in Chile, Argentina and Peru. Moreover, this plan includes an increase in the share ownership of Peruplast and Tech Pak in Peru of approximately US$10 million.

Aluminum Profiles Unit. Planned capital expenditures for the Aluminum unit amount to Ch$3,945 million, which include a new plant to produce PVC profiles.

The Company modifies its capital investment program on an ongoing basis due to changes in market conditions for the Company’s products, changes in general economic conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere, changes in the prices of raw materials, interest rate changes, inflation and foreign exchange rate changes, competitive conditions and other factors. Accordingly, there can be no assurance that the Company will make any of the above-mentioned expenditures, and the actual amount of such future capital expenditures could be significantly more or less than planned.

If necessary, Madeco intends to provide or actively participate in obtaining financing (whether equity, debt or a combination thereof) to support the planned future capital expenditures and expansion of its principal businesses. The amounts and terms of any such debt or equity financing for Madeco will depend, among other things, on the terms and conditions of financing available to its businesses from third parties and international capital markets, as well as Madeco’s ability to substantially and timely complete its refinancing plan.

Research and Development, Patents and Licenses

The Company’s research and development efforts do not involve material expenditures as the Company relies primarily on technology and equipment purchased or licensed from foreign companies.

Trends

The 2003 - 2005 Business Plan developed in late 2002 was successfully completed last year. It focused on: 1) increasing sales, 2) improving production efficiency at plants, 3) reducing selling and administrative expenses, and 4) increasing the profitability of Company’s assets. As a result of this Business Plan, in 2004 the Company was able to reverse the losses of the previous five years, and increase profit by 34% in 2005.

In late 2005, Madeco did an evaluation of the 2003 - 2005 Business Plan, which it used as a basis for defining the 2006 - 2008 Business Plan to efficiently align efforts to make the Company grow profitably. The main objectives of the new Business Plan follow: 1) to consolidate the activities of the Wire and Cable unit, 2) to diversify and search for growth and profit opportunities for the Brass Mills unit, 3) to make the Flexible Packaging unit profitable, 4) to maintain leadership in the Aluminum Profiles unit, 5) to achieve operational excellence by searching for homologous process options and best practices in the different business units, 6) to implement a strategic management policy in human resources, 7) to consolidate the Company’s financial position.

Progress is being made on the strategic plan for 2006-2008 including consolidation of the performance of the Wire and Cable and Flexible Packaging units and maintenance of the market leadership of the Aluminum Profiles unit. Simultaneously, the Company’s financial position has improved and the Company has begun to roll out SAP in order to implement best practices throughout the Company. In addition, the Company started to deploy the Skills Management program in order to improve strategic management in the human resources area.

Development of the Business Plan is expected to continue to have a positive impact on profitability at the operating level. Notwithstanding the successful implementation of the Business Plan, the Company is facing a permanent increase in the cost of its main raw material, copper. Even though the Company has been able to transfer this cost increase to its customers, there can be no assurance that the Company will be able to continue to pass along increases in the cost of copper and/or aluminum to its customers in the future. Furthermore, as long as copper prices keep increasing, the Company will have to continue meeting greater working capital requirements.

In spite of the strong demand for copper pipes prior the year 2000, plastic pipes have increasingly become competitive substitutes for copper pipes due to the increasing price of copper. As the market share for plastic pipes has increased, the sales volume of the Brass Mills business unit has decreased. The Company believes that this product substitution effect will not decline.

Macroeconomic conditions in the main markets where the Company operates continue to be a key driver for results.  For additional discussion see Item 3. “Key Information – Risk Factors.”

Wire & Cable

In Chile, the Company expects that growth in the wire and cables industry will be driven by increasing demand from the construction industry as well as the energy distribution sector. The target is to continue its leadership in cables for power transmission lines, lines for energy distribution and telecom lines. In Brazil, the challenge is to continue to invest in the Company in order to support market growth, particularly in aluminum cables used for energy transmission lines and energy distribution lines. In Peru, the Company expects to maintain its leadership position and take the necessary steps to meet the requirements of the mining, energy, telecom, and construction industries. In Argentina, the Company expects to increase its production due to consolidation of demand. Growth is expected in sales of aluminum cables used for energy transmission lines and energy distribution lines. In Colombia, the Company plans to increase the production capacity of Cedsa by introducing more value-added products in order to take advantage of existing opportunities afforded by the recent expansion of the Colombian economy.

Brass Mills

In Chile, though the Company expects that growth in GDP will support demand, high copper prices and competition from local producers and imports will likely continue affecting its sales. The Company expects to focus its marketing efforts on the penetration of new foreign markets, particularly in the industrial pipes sector and thus mitigate its dependence on the construction industry. In Argentina, the Company expects to continue with its current level of production for the local market, developing markets such for refrigeration tubes, industrial water pipes and tubes used in heat exchangers. Furthermore, due to the estimated growth in demand for ethanol, the Company is exploring the possibility of entering the market for pipes used in sugar mills to produce ethanol in Brasil.

Flexible Packaging

In the Chilean flexible packaging segment, management will continue focusing the Company’s growth efforts on cross-selling to large customers, increasing its presence in the Chilean seafood industry and export market, and emphasising value-added products. To support this goal, the Company has made relevant investments in Chile to increase capacity. In Argentina, the Company has focused on restructuring its product portfolio to include more value–added products and to carry out an investment plan which will upgrade capacity and technological capabilities. During 2006, the Company’s customers in the Argentine market have exerted pressure to fix prices; therefore, the Company will continue to focus its growth efforts on export markets, particularly in those markets where the Company has some competitive advantages, such as Brazil. In March 2007, Alusa increased its participation in Peruplast and Tech Pak and implemented a new strategy focused on more value-added products in order to increase the return on its assets. Additionally, Peruplast and Tech Pak will focus on creating new synergies between the Alusa Group companies.

Aluminum Profiles

Even though the construction sector experienced important growth during 2006, foreign competition, particularly from China at low costs, and substantive increases in aluminum prices, have placed increased pressure on margins. During 2007, the Company expects moderate growth in residential construction, with a scenario similar to that of 2006 in terms of competition and margins. During the third quarter of 2007, the Company, through a new subsidiary, will begin manufacturing and selling its own PVC window and door profiles and systems. Synergy between both business units is expected to strengthen the Company’s current competitive position.

Off-Balance Sheet Arrangements

The Company did not have any off-balance sheet arrangements as of December 31, 2006.

ITEM 6. Directors, Senior Management and Employees

Go to Table of Contents

Directors

During the Company’s Annual Shareholders’ Meeting held on April 26, 2005, the Company’s Board of Directors was elected for a period of 3 years.

The following table sets out the current membership of the Board of Directors and each member’s position on the Board, year of birth, year of initial election to the Board, and other directorships:

Board Member	Position	Born	First Elected	Other Directorships
Guillermo Luksic Craig (1) (4)	Chairman	1956	1984	Chairman, Quiñenco S.A.
Chairman, Compañía Cervecerías Unidas S.A.
Chairman, Ficap S.A. (Brasil)
Chairman, Inversiones y Rentas S.A.
Chairman, Embotelladoras Chilenas Unidas S.A.
Chairman, Compañía Cervecerías Unidas Argentina S.A.
Chairman, Compañía Telefónica del Sur S.A.
Chairman, Compañía de Teléfonos de Coyhaique S.A.
Chairman, LQ Inversiones Financieras S.A.
Chairman, Viña San Pedro S.A.
Director, Compañía Pisquera de Chile S.A.
Director, Viña Dassault - San Pedro S.A. (Viña Altair S.A.)
Director, Banco de Chile
Director, SM Chile S.A.
Director, Industria Nacional de Alimentos S.A.
				Director, Antofagasta plc
Jean-Paul Luksic Fontbona (1) (4)	Vice-Chairman	1964	1985	Chairman, Compañía Minera El Tesoro S.A.
Chairman, Minera Los Pelambres Ltda.
Chairman, Minera Michilla S.A.
Chairman, Antofagasta Minerals S.A.
Chairman, Antofagasta Plc.
Chairman, Antofagasta Railway Company Plc.
				Director, Quiñenco S.A.
Andronico Luksic Craig (1)	Director	1954	1980	Vice-Chairman, Quiñenco S.A.
Vice-Chairman, Banco de Chile
Director, Compañia Cervecerias Unidas S.A.
Director, Industria Nacional de Alimentos S.A.
Director, Sociedad de Fomento Fabril (SOFOFA)
				Director, Bolsa de Comercio de Santiago
Hernán Büchi Buc	Director	1949	1994	Chairman, Industria Nacional de Alimentos S.A. Director, Quiñenco S.A. Director, Soquimich S.A. Director, Falabella S.A. Director, Pilmaiquén S.A. Director, Banco de Chile
Alessandro Bizzarri Carvallo (2)	Director	1961	2000	Director, Empresa El Peñón S.A. Director, Inversiones y Bosques S.A. Director, Inversiones Consolidadas S.A. Director, Inversiones Salta S.A. Director, Inversiones Metan S.A.
Eugenio Valck Varas (2) (3)	Director	1949	2001	CEO, Brainbest S.A. Director, Cintac S.A.
Felipe Joannon Vergara (2) (4)	Director	1959	2001	Chairman, Viña Tabalí S.A.
Director, Viña San Pedro S.A.
Director, Alusa S.A.
Director, Habitaria S.A.
Director, LQ Inversiones Financieras S.A.
Director, Inversiones Río Azul S.A.
Director, Inversiones LQ SM S.A.
Director, Hoteles Carrera S.A.
Director, Telefónica del Sur S.A.
Director, Calaf S.A.
Director, Tech Pak S.A.
				Director, Peruplast S.A.
Oscar Ruiz-Tagle Humeres (4) (5)	Honorary Chairman	1920	1970	Chairman, Alusa S.A.

(1) Guillermo Luksic Craig, Andronico Luksic Craig and Jean-Paul Luksic Fontbona are brothers.
(2) The Company’s Directors’ Committee includes Alessandro Bizzarri Carvallo, Felipe Joannon Vergara and Eugenio Valck Varas.
(3) Mr. Eugenio Valck Varas was elected as a new Director at the Annual Shareholders’ Meeting held on April 24, 2001 and reelected in April 2005. Mr. Valck is independent from the controlling shareholder. Mr. Valck composes the Audit Comittee.
(4) Mr. Oscar Ruiz-Tagle Humeres resigned on July 24, 2001 and on that same day was nominated as an Honorary Chairman of the Board. Mr. Guillermo Luksic Craig was nominated as the new Chairman of the Board; in his replacement as Vice-Chairman, Mr. Jean Paul Luksic Fontbona was elected. In addition, Mr. Felipe Joannon Vergara was elected as a new Director. The entire Board of Directors was reelected at the Annual Shareholders’ Meeting held in April 2005, for a three-year period pursuant to the Company’s bylaws.
(5) Mr. Oscar Ruiz-Tagle Humeres was part of the Board of Directors of Alusa until April 24, 2006.

On June 26, 2007, Mr. Alessandro Bizarri Carvallo resigned from the Board of Directors and from the Company’s Directors’ Committee. The Board of Directors accepted Mr. Alessandro Bizarri Carvallo’s resignation and designated Mr. Francisco Pérez Mackenna to replace him until the next Shareholder Meeting. As a consequence of Mr. Alessandro Bizarri Carvallo’s resignation and replacement, a whole new Board of Directors must be elected at the next Shareholder Meeting. Due to the events indicated above and in consideration of the provisions of the Chilean Corporation’s Law, the Board of Directors elected the following Directors to compose the Company’s Directors’ Committee: Felipe Joannon Vergara, Francisco Pérez Mackenna and Eugenio Valck Varas.

Senior Management

On October 2002, the Board of Directors designated as Madeco’s new Chief Executive Officer Mr. Tiberio Dall’Olio, an executive who has multiple years of experience in the cable manufacturing industry. Mr. Julio Cordoba was named Madeco Chile’s Director of Operations.

The following table sets out the current executive officers of the Company and each officer’s position, the month and year from which each officer has held the position and the month and year in which each officer joined the Company:

Executive Officers	Position	Position Held Since	Joined Madeco
Tiberio Dall’Olio (1)	Chief Executive Officer	Oct. 2002	Oct. 2002
Cristian Montes	Chief Financial Officer	April 2006	April 2006
Enrique Sotomayor (2)	Legal Counsel and Secretary of the Board (2)	Sep. 1974	Sep. 1974
Julio Cordoba(3)	Director of Operations	Oct. 2002	Oct. 2002
Jorge Tagle	Business Unit Manager: Flexible Packaging	July 2005	Oct. 2002
Mario Puentes	Business Unit Manager: Aluminum Profiles	Oct. 1999	Oct. 1999
Agilio Leao de Macedo Filho	Chief Executive Officer Ficap	July 2004	July 2004
Juan Enrique Rivera	Chief Executive Officer Indeco	Jan. 1996	June 1995
Sady Herrera	Chief Executive Officer Decker-Indelqui	May 2002	July 2000

(1) Mr. Dall’Olio’s contract with Madeco expires on December 31, 2007.
(2) Enrique Sotomayor was named Secretary of the Board in November 1986.
(3) Mr. Cordoba’s contract with Madeco expires on September 30, 2007.

Tiberio Dall’Olio (born 1937). Mr. Tiberio Dall’Olio has been the Company’s Chief Executive Officer since October 2002. Previously he was the CEO of the Company between 1980-86. His additional work experience includes: Teleco Cables Italy (1991-2000), CCU (1986-90), Ceat General Cable (1968-1973), Ceat Italy Cables (1962-68) and Olivetti (1960-62). Mr. Dall’Olio received his law degree at the Padua University (Italy).

Cristian Montes (born 1965). Mr. Cristian Montes has served as Chief Financial Officer of Madeco S.A. since April 2006. Prior to his current position, he was Chief Executive Officer at Construmart S.A. for six years. He also was Chief Financial Officer and Sales & Marketing Manager of Ceramicas Cordillera S.A. (part of the Pizarreño Group of companies). He received a degree in Business Administration from the Universidad Católica de Chile.

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

Jorge Tagle (born 1969). Mr. Jorge Tagle joined the Company in October 2002 and was appointed as Business Unit Manager of the Flexible Packaging in July 2005. His previous work experience includes: Madeco’s Chief Financial Officer (2002-2005), Quiñenco S.A. (1999-2002), Corpgroup (1998-1999), Citicorp (1994-1996) and Soquimich (1993-1994). He received his degree in Civil Industrial Engineering from the Universidad Católica de Chile and his MBA from the Wharton School of the University of Pennsylvania.

Mario Puentes (born 1948). Mr. Mario Puentes joined the Company in October 1999 as the Business Unit Manager for the Aluminum Profiles unit. His previous work experience includes: Compañía de Acero del Pacífico (1971-1975); Oficina Consultora RFA Ingenieros Ltda. (1975-1977); Forestal S.A. (1977-1979); Watt’s Alimentos S.A. (1979-1981); Compañía Cervecerías Unidas S.A. (1981-1987); Citibank N.A. (1987-1989); and Vidrios Lirquén S.A. (1990-1995). Immediately prior to joining the Company, Mr. Puentes worked for 4 years as an independent consultant (1995-1999) in various industries. He received his degree in Civil Industrial Engineering from the Universidad de Chile and his Masters of Science from the University of Strathclyde, United Kingdom.

Agilio Macedo (born 1947). Mr. Agilio Macedo joined the Company in July 2004 as the Chief Executive Officer of Ficap S. A., the Company’s wholly owned Brazilian affiliate. His previous work experience includes: Master Mind Consultoria Ltda. (2002-2004); Aracruz Celulose S. A. (1995-2002); Courtaulds International Ltda. (1991-1995); Associados em Finanças e Investimentos Ltda.(1987-1991); Cia Fiat Lux (1983-1986); Xerox do Brasil S. A. (1976-1983) and Cummins Engine Co. (1974-1976). He received his degree in Civil Engineering from the University of Paraná and Masters in Business Administration from the Stanford University Business School.

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

Sady Herrera (born 1957). Mr. Sady Herrera joined the Company in July 2000 and was appointed Deker-Indelqui’s Chief Executive Officer in May 2002. His previous work experience includes: Coresa Argentina S.A. (1998-2000), Empresas Torre S.A.(1986-1997), Armada de Chile (1979-1985). He received his degree in Naval Engineering from the Academia Politécnica Naval de Viña del Mar and his post-graduate degree in Economics and Administration from the Universidad Católica de Chile.

Compensation

For the year ending December 31, 2006, the total compensation paid by the Company to all directors was Ch$86 million and to all executive officers, Ch$3,887 million. The Company does not disclose to its shareholders, or otherwise make public, information regarding the compensation of its individual executive officers. The Company does not maintain any pension plans or retirement programs for its directors or executive officers.

On October 27, 2004, Madeco's Board of Directors approved the renewal of the employment agreements of the Company's Chief Executive Officer, Tiberio Dall'Olio, and the Director of Operations of Madeco Chile, Julio Cordoba, for an additional two-year period. The two executives, originally hired for a two-year period in October 2002, were given renewed contracts that expire on September 30, 2007. The contract of Tiberio Dall’Olio was renewed in September 2006, and will expire on December 31, 2007.

These executives were granted new stock options on May 20, 2005 to subscribe for shares of Madeco pursuant to the compensation plans established in the Special Shareholders Meeting held on November 14, 2002 and approved by the Board on January 25, 2005. The subscription price for these new shares was Ch$60 per share, as determined in the Extraordinary Shareholders Meeting on December 22, 2004.

The Board of Directors agreed to offer subscription options at Ch$60 per share to the executives as follows: i) Chief Executive Officer, Tiberio Dall’Olio, 100,000,000 shares, with the provision that the option be exercised between September 30 and November 30, 2006; ii) Director of Operations in Chile, Julio Córdoba, 20,000,000 shares, with the provision that the option be exercised between September 30 and November 30, 2006; iii) Corporate Director of Operations, Giampiero Genesini, 10,000,000 shares, with the provision that the option be exercised between September 30 and November 30, 2005.

On August 31, 2005, the contracts on stock options signed on May 20, 2005 were declared null and void by mutual accord between Madeco S.A. and the above mentioned executives.

At its meeting on November 29, 2005, the Company’s Board of Directors agreed to set a new strike price for the stock options included in the compensation plan mentioned above at Ch$48.52 per share in order to equal this price to the issue price of the shares destined to be subscribed by the shareholders and corresponding to the same capital increase, agreed to in the Extraordinary Shareholders’ Meeting of September 2, 2005. In the same Board of Directors meeting, a new compensation plan was devised for the placement of the remaining shares destined for this purpose.

In its meeting on May 30, 2006, the Board granted new stock options at Ch$48.52 per share to Mr. Tiberio Dall’Olio, for 100,000,000 shares and to Mr. Julio Cordoba, for 20,000,000 shares. Both options can be exercised between October 1 and November 12 of 2007. The contracts for these stock options were signed on July 14, 2006, between these executives and the Company.

There is an annual performance-based bonus program for executive officers.

Each year, the Board of Directors submits a proposal regarding compensation of its members to the shareholders, who approve the Board’s proposal at the annual ordinary Shareholders’ Meeting. The following table sets forth the total compensation paid by the Company and its subsidiaries to each Company’s director of the Board for services rendered in 2006 in thousands of Chilean pesos:

Director	2006
Guillermo Luksic Craig (1)	1,414
Andronico Luksic Craig (1)	408
Jean-Paul Luksic Fontbona (1)	1,413
Hernan Büchi Buc	2,022
Alessandro Bizzarri Carvallo	6,263
Felipe Joannon Vergara	9,387
Eugenio Valck Varas	6,263
Oscar Ruiz-Tagle Humeres (2)	58,488
Total	85,658

  Guillermo Luksic Craig, Andronico Luksic Craig and Jean Paul Luksic Fontbona are brothers.
  Mr. Oscar Ruiz-Tagle Humeres resigned on July 24, 2001 and on that same day was nominated as an Honorary Chairman of the Board.

Board Practices

Directors’ Service Contracts

The current term of office for each director expires in 2008. There are no service contracts among any of the directors and Madeco S.A. providing for benefits upon termination of employment.

Directors’ Committee

According to Chilean Corporations Law, the Boards of Directors of corporations whose market capitalization reaches or exceeds UF1.5 million (as of May 31, 2007, approximately US$52.9 million) shall designate a Directors’ Committee (the “Directors’ Committee”). If the market capitalization falls below this threshold, there is no obligation to designate a Directors’ Committee. However, corporations which do not reach the threshold may voluntarily assume Directors’ Committee obligations, in which case they shall strictly follow the provisions of the Law.

However, the Directors’ Committee, as defined and mandated under the Chilean Corporations Act, does not satisfy the Directors’ Committee requirements of Rule 10A-3 under the Exchange Act and certain additional requirements under NYSE Rule 303A, with which the Company was required to comply since July 31, 2005.

The Directors’ Committee shall have the following powers and duties:

  to examine the independent accountants’ reports, the balance sheets, and other financial statements submitted by the corporation’s managers or liquidators to the shareholders, and issue an opinion about them prior to their submission for shareholder approval;
  to propose to the Board of Directors, the independent accountants and the risk rating agencies, which the Board must then propose to the shareholders. If the Board disagree with the Directors’ Committee’s proposal, the Board shall be entitled to make its own proposal, submitting both proposals to the shareholders for their consideration;
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
  to examine the managers’ and chief executives’ remuneration policies and compensation plans; and
  all other matters contemplated in the Company’s bylaws or entrusted to the Directors’ Committee by a Shareholders’ Meeting or the Board of Directors.
For purposes of the related party transactions mentioned above, the following entities and/or persons are considered by the Securities Market Law and the Chilean Corporations Law to be related to a company:

  any entities within the financial conglomerate to which the company belongs;
  corporate entities that have, with respect to the company, the character of parent company, affiliated company, subsidiary or related company. Parent companies are those that control directly or indirectly more than 50% of the subsidiary’s voting stock (or participations, in the case of business organizations other than stock companies), or that may otherwise elect or appoint, or cause the election or appointment, of the majority of the directors or officers. Limited partnerships (sociedades en comandita) may likewise be affiliates of a corporation, whenever the latter has the power to direct or guide the administration of the general partner (gestor) thereof. Related companies are those that, without actually controlling the affiliate, own directly or indirectly 10% or more of the affiliate’s voting stock (or participations, in the case of business organizations other than stock companies), or that may otherwise elect or appoint, or cause the election or appointment of at least one board member or manager;
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
In addition, the Chilean Superintendencia de Valores y Seguros (Superintendency of Securities and Insurance, or “SVS”) may create a presumption that any individual or corporate entity is related with a company if, because of relationships of equity, administration, kinship, responsibility or subordination, the person:

  whether acting alone or in agreement with others, has sufficient voting power to influence the company’s management;
  creates conflicts of interest in doing business with the company;
  in the case of a corporate entity, is influenced in its management by the company; or
  holds an employment or position which affords the person access to non-public information about the company and its business, which renders the person capable of influencing the value of the company’s securities.
However, a person shall not be considered to be related to a company by the mere fact of owning up to 5% of the company, or if the person is only an employee of the company without managerial responsibilities.

The Directors’ Committee’s discussions, agreements, and organization are regulated, in every applicable matter, by the Chilean Corporations Law provisions relating to Board of Directors’ meetings. The Directors’ Committee shall inform the Board of Directors about the manner in which it will request information and about its resolutions.

In addition to the general liabilities imputable to any director, the directors that compose the Directors’ Committee shall, in the exercise of their duties, be jointly and severally liable for any damage caused to the corporation or the shareholders.

The Directors’ Committee shall be composed of three members, the majority of which shall be independent. Independent directors are those that would have been elected even if the votes cast in the director’s favor by the controlling shareholder and its related persons had not been counted. However, a majority of directors related to the controlling shareholder is permissible if there is an insufficient number of independent directors. Should there be more than three directors entitled to participate in the Directors’ Committee, the Board of Directors shall elect the members of the Directors’ Committee by unanimous vote. Should the Board fail to reach an agreement, the matter shall be decided by drawing. The Company’s Directors’ Committee was composed, until June 26, 2007, of Mr. Felipe Joannon, Alessandro Bizzarri and Eugenio Valck. Mr. Felipe Joannon and Mr. Alessandro Bizzarri were appointed by the controlling shareholder while Mr. Eugenio Valck is an independent director. On June 26, 2007, the Board of Directors accepted the resignation of Mr. Alessandro Bizzarri and designated Mr. Francisco Pérez Mackenna to replace him. The Board of Directors elected the following Directors to the Company’s Directors’ Committee: Felipe Joannon Vergara, Francisco Pérez Mackenna and Eugenio Valck Varas.

The members of the Director’s Committee shall be remunerated. The amount of such remuneration shall be established annually by the shareholders, taking into consideration the duties that the Director’s Committee members shall perform. The remuneration of the members of the Company’s Director’s Committee is UF15 (as of May 31, 2007, approximately US$529) per Director’s Committee meeting.

The shareholders shall determine the budget of the Directors’ Committee and those of its advisors, and the Director’s Committee shall be allowed to request the recruitment of professionals to fulfill its duties, within the limits imposed by the budget. The activities of the Directors’ Committee and its expenses, including its advisors’, shall be included in the annual report and conveyed to the shareholders. The budget of the Company’s Directors’ Committee and its advisors is UF2,000 per year (as of May 31, 2007, approximately US$70,517).

Audit Committee

Pursuant to NYSE Rule 303A.06, in 2005, Madeco designated an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act and the additional requirements under NYSE Rule 303A. The Audit Committee is currently composed by Mr. Eugenio Valck.

General summary of significant differences with regard to corporate governance standards

The following paragraphs provide a brief, general summary of significant differences between corporate governance practices followed by Madeco pursuant to its home-country rules and those applicable to U.S. domestic issuers under New York Stock Exchange (“NYSE”) listing standards.

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

Under Chilean law there is no legal obligation to have independent directors. However, Chilean law establishes a number of principles of general applicability designed to avoid conflicts of interests and to establish standards for related party transactions. Specifically, directors elected by a group or class of shareholders have the same duties to the company and to the other shareholders as the rest of the directors, and thus may not fail to perform such duties under the pretense of defending the interests of the shareholder who elected them. Furthermore, all transactions with the company in which a director has an interest, either personally (which includes the director’s spouse and certain relatives) or as a representative of a third party, require prior approval by the board of directors and must be entered into on market terms and conditions. Furthermore, such transactions must be reviewed by the Directors’ Committee (as defined below) and disclosed at the next meeting of shareholders. Pursuant to NYSE rule 303A.00, Madeco may follow Chilean practices and is not required to have a majority of independent directors. The directors of a company are jointly and severally liable for any damages they cause to the company and its shareholders.

Committees. The NYSE listing standards require that listed companies have a Nominating/Corporate Governance Committee, a Compensation Committee and an Audit Committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified by the listing standards.

Under Chilean law, the only board committee that is required is the Directors’ Committee, composed of three members, such a committee having a direct responsibility to (a) review the company’s financial statements and the independent auditors’ report and issue an opinion on such financial statements and report prior to their submission for shareholders’ approval, (b) make recommendations to the Board of Directors with respect to the appointment of independent auditors and risk rating agencies, (c) review transactions in which directors have an interest and transactions between affiliated companies, and issue a report on such transactions, (d) review the Chief Executive Officer’s (“CEO”) and principal executive officers compensation policies and plans and (e) perform other duties as defined by the company’s charter, by the general shareholders’ meeting or by the board. Of the three members of the Committee, two have to be independent from the controlling shareholder. A director who is a member of the Directors’ Committee is “independent” if, subtracting the votes of the controlling shareholder and its affiliates from the total number of votes given in favor of such director, he or she would have been nevertheless elected. Directors elected with the votes of the controlling shareholder and its affiliates may constitute the majority of the Directors’ Committee if there are not enough independent directors on the board. The members of the Committee are jointly and severally liable for any damages they cause to the company and its shareholders.

Shareholder approval of equity-compensation plans. Under NYSE listing standards, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereof, with limited exemptions. An “equity-compensation plan” is a plan or other arrangement that provides for the delivery of equity securities of the listed company to any employee, director or other service provider as compensation for services.

Under Chilean law, if previously approved by shareholders at an extraordinary shareholders’ meeting, up to ten percent of a capital increase in a publicly traded company may be set aside to fund equity-compensation plans for the company’s employees and/or for the employees of the company’s subsidiaries. Pursuant to NYSE rule 303A.00, as a foreign issuer, Madeco may follow Chilean practices and is not required to comply with the NYSE listing standards with respect to shareholder approval of equity-compensation plans.

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

Employees

The following table breaks down the Company’s total number of employees by country as of December 31, 2004, 2005 and 2006 as well as of March 31, 2007:

Total Number of Employees (1)
Country	Dec 31, 2004	Dec 31, 2005	Dec 31, 2006	March 31, 2007
Chile	1,659	1,634	1,555	1,513
Brazil	589	618	731	755
Peru (2)	245	308	390	1,066
Argentina	283	298	315	408
Colombia (3)	-	-	-	150
Bolivia (4)	1	0	0	0
Total	2,777	2,858	2,991	3,892

(1) The Table includes Optel´s workforce in Madeco´s consolidation, 9 employees as of December 31, 2004, 5 employees as of December 31, 2005, 18 employees as of December 31, 2006, and 20 employees as of March 31, 2007.
(2) Since March 31, 2007, Alusa’s Peruvian subsidiaries, Peruplast S.A. and Tech Pak S.A., consolidated their accounting records with those of the Company.
(3) Since March 31, 2007, Madeco’s Colombian subsidiary, CEDSA S.A., has consolidated its accounting records with those of Madeco.
(4) The Company’s aluminum profiles subsidiary in Bolivia, Distribuidora Boliviana Indalum S.A., ended its sales operations in June 2004. Consequently, since that date the aluminum profiles Bolivian market was directly serviced from the Chilean Madeco’s subsidiary, Indalum S.A.

As of December 31, 2006, a total of 1,215 employees, or 40.6% of the Company’s total workforce, were represented by 17 labor unions, which represent their members in collective bargaining negotiations with the Company. Additionally, the Company had a total of 248 temporary employees who were hired for specific time periods to satisfy short-term needs. Management’s relationship with the labor unions representing the employees is generally good.

During the 1999 - 2003 period, the Company implemented a series of restructuring measures in response to the continued unfavorable economic conditions within the region. As a consequence of Argentina’s deep economic recession, in December 2001, the Company closed the production operations of its Argentine subsidiary Decker-Indelqui. Since December 31, 2004, the Wire & Cable business unit located in Argentina has been, on a non-continuous basis, partially reopened. The Brass Mills business unit facilities also located in Argentina have been operating at limited capacity since 2003.

The Company does not maintain any pension fund or retirement program for its employees and has no liability for the performance of governmental pension plans or any governmental pension payments to employees.

The following tables and discussion provide further information regarding the Company’s total human resources by business unit as of December 31, 2004, 2005 and 2006, as well as of March 31, 2007:

	Executives	Professionals	Employees	Total

December 31, 2004(2)
Wire & Cable and Brass Mills (1)	34	414	1,469	1,917
Flexible Packaging	8	153	417	578
Aluminum Profiles	7	76	199	282
Madeco Consolidated	49	643	2,085	2,777

December 31, 2005
Wire & Cable and Brass Mills	35	475	1,512	2,022
Flexible Packaging	7	147	400	554
Aluminum Profiles	7	84	191	282
Madeco Consolidated	49	706	2,103	2,858

December 31, 2006
Wire & Cable and Brass Mills	36	511	1,563	2,110
Flexible Packaging	5	158	438	601
Aluminum Profiles	7	89	184	280
Madeco Consolidated	48	758	2,185	2,991

March 31, 2007 (3)
Wire & Cable and Brass Mills	46	519	1,681	2,246
Flexible Packaging	24	406	937	1,367
Aluminum Profiles	7	88	184	279
Madeco Consolidated	77	1,013	2,802	3,892

(1) Figures for Wire & Cable and Brass Mills employees presented above differ from those presented in the Company’s Annual Report on Form 20-F for 2004. Considering that the Company consolidated with Optel in 2005, figures for prior years include employees of Optel for comparative purposes.
(2) Prior to 2004, the Company presented all workers (except for Executives) as either employees or professionals based on their functional role and duties within the Company. During 2004, the Company changed its classification of its workers and only presents those workers with either a university or technical degree as “Professionals”. All other employees were classified as “Employees”.
(3) Figures for the Wire & Cable and Flexible Packaging business units include employees from the Colombian facility, which was acquired in February 2007, and from the Peruvian subsidiaries which started consolidating in March 2007.

Wire & Cable and Brass Mills. The following table sets forth the Company’s human resources as of December 31, 2006 for the Wire & Cable and Brass Mills business units. The employees are broken down by employee category and country:

Wire & Cable and Brass Mills Units: Employees as of December 31, 2006
	Executives	Professionals	Employees	Total
Chile	16	144	703	863
Brazil	13	85	633	731
Peru	4	244	67	315
Argentina	3	38	160	201
Total	36	511	1,563	2,110

In Chile as of December 2006, the Company had 863 permanent employees and 20 temporary employees. A total of 624 employees were represented by 3 labor unions and one non-unionized labor union (506 and 255 employees, respectively). On December 16, 2004, Madeco Chile reached an agreement with Unions Nº1 and Nº2 prior to the expiration of the collective bargaining agreement. The Company also reached an agreement with Union Nº3 and the non-unionized workers. Consequently, the Company and the Unions signed new contracts with a three year term, expiring on January 1, 2008. The last work stoppage in Madeco-Chile was in February 1993 and lasted 10 days. At Armat, new collective bargaining agreements were signed with Unions Nº1 and Nº2, which involved 42 and 26 workers respectively with a 2 year term. Armat’s last work stoppage was in 1991 and lasted 12 days. By the end of 2006, Cotelsa signed a collective bargaining agreement with its two labor unions which represented 101 employees.

In October 2005 and January 2007, the Company reduced its workforce by 120 and 54 employees, respectively, in the Brass Mills business unit’s facilities located in Chile.

In Brazil as of December 2006, the Company had 731 permanent employees and 25 temporary employees. A total of 279 employees were represented by 2 labor unions, Metalurgicos do Rio de Janeiro and Metalurgicos de Campinas. Collective bargaining in Brazil is done on a statewide basis rather than on an industry-wide basis or on a company-by-company basis. Each year, the unions negotiate with their respective municipal governments to reach an agreement. The Company’s last work stoppage in Brazil was in October 1997, lasting four days and involving 54 employees; currently, the Company considers its relations with all its employees to be good.

In Peru as of December 2006, the Company had 315 permanent employees and 68 temporary employees, none of which were members of labor unions, in 2006. The Company has experienced no strikes in Peru since 1993.

In Argentina as of December 2006, the Company had 201 permanent employees and 4 temporary employees. A total of 91 employees were represented by 3 labor unions. Although, there have been several work stoppages in Argentina since the Company’s acquisition of Indelqui in 1990 these were due to strikes called by nation wide labor federations and were unrelated to conditions at the Company’s operations. The last work stoppage was in 1999 and involved 301 employees.

Flexible Packaging. The following table sets forth the Company’s human resources as of December 31, 2006, for the Flexible Packaging unit. The personnel are broken down by employment category and country of origin.

Flexible Packaging Unit: Employees as of December 31, 2006
	Executives	Professionals	Employees	Total
Chile	3	114	295	412
Argentina	2	44	143	189
Total	5	158	438	601

In Chile as of December 2006, the Company had 412 permanent employees and 64 temporary employees. A total of 403 employees were represented by four bargaining commissions (three labor unions and one non-unionized personnel commission). In 2006, the Company entered into a three-year collective bargaining agreement with bargaining commissions. The last work stoppage, which occurred on August 1998, lasted 20 days and included 130 employees.

In Argentina as of December 2006, the Company had 189 permanent employees and 8 temporary employees. A total of 3 employees were represented by one labor union. On June 2006, Aluflex signed a collective bargaining agreement with a union that represented 166 company employees.

Aluminum Profiles. The following table sets forth the Company’s personnel at December 31, 2006 for the Aluminum Profiles unit. Personnel are broken down by employment category.

Aluminum Unit: Employees as of December 31, 2006
	Executives	Professionals	Employees	Total
Total	7	89	184	280

The Aluminum Profiles division in Chile had 280 permanent and 59 temporary employees. A total of 43 employees were represented by two unions. In December 2006, Indalum completed its collective bargaining process and entered into an employee labor agreement for the next 3 years with Unions No.1 and No.2, and with the Bargaining Commission for non unionized personnel (both groups represented a total of 226 employees).

Indemnities

All employees who are terminated in Chile, Brazil, Peru and Argentina for reasons not imputable to the workers are entitled by law to receive a severance payment.

In Chile, if the employee has been working continuously for a period of 12 months or more and the employer ended his contract due to necessities of the company, the employer will have to pay the employee, an indemnification for each year and fraction thereof (up to six months) that the employee worked for the company, equivalent to thirty days of salary for the last worked month. This indemnification has a maximum amount equivalent to three hundred and thirty days of remuneration (11 years). If the employer chooses to terminate an employee under these circumstances, it will have to inform the worker within thirty days of the anticipated termination. Nevertheless, it will not be required to give the employee this much notification, if the Employer chooses to pay the indemnification (in money equivalent) of the last yielded remuneration.

In Chile, the employees of the Company who are subject to collective bargaining agreements, receive an indemnification for each year worked (exclusive of the remuneration discussed above), equivalent to 30 days of salary for each full year, and fraction thereof, that is worked. This payment will become effective if the Company has the need to terminate the employee’s contract, or if the worker voluntary resigns (unless the worker violates sections N°1 and N°6 of article N° 160 of the labor code). The collective bargaining agreement does not contain any limitation regarding the total amount that may be paid to the employee, but establishes a maximum number of employees per year that may voluntarily terminate their contracts and claim severance benefit. However, the above referenced indemnification, must not be inferior to the amount established by law.

In Brazil, permanent employees are entitled to a percentage of their salary based on the number of months worked, as well as a payment of 1.33 times the employee’s salary in case of any pending vacations and a payment of 40% of the amount the employee has contributed to the Fondo Guarantia Por Tiempo Servicio (Guaranteed Funds for Service Time, or “FGTS”).

In Peru, permanent employees are entitled to compensation payments related to Compensación por Tiempo de Servicios (Employee Severance Indemnities, or CTS). The compensation amount is payable in two installments (May and November) and is equivalent to one month’s salary for each year of service. These CTS payments act as the employee’s unemployment insurance. Additionally, permanent employees are also entitled to, in certain circumstances, severance payments upon termination equivalent to one and a half month’s salary for each year of service with a maximum limit of 12 month’s salary.

In Argentina, permanent employees are entitled to one month’s salary for each year of service with a limit established by the Ministry of Labor.

Pension Plans

Workers in Chile are subject to a national pension fund law which establishes a system of independent pension plans, administered by Administradoras de Fondos de Pensiones (Pension Fund Administrators, or “AFPs”). The Company has no liability for the performance of the pension plans or any pension payments to be made to the employees.

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

Workers in Argentina are subject to a national pension fund law that establishes a system of independent pension plans administered by Administradoras de Fondos de Jubilaciones y Pensiones (Pension and Retirement Fund Administrators, or “AFJPs”). The Company has no liability for the performance of the pension plans or any pension payments to be made to the employees

Share Ownership

With respect to directors and senior management, information concerning their share ownership in the Company is addressed in “Item 7. Major Shareholders and Related Party Transactions”.

The only compensation program is the one detailed above in “Item 6. Directors, Senior Management and Employees – Senior Managment – Compensation ”. The Company does not have any other stock option or other programs involving employees in the share capital of the Company.

ITEM 7. Major Shareholders and Related Party Transactions

Go to Table of Contents

Major Shareholders

Madeco’s only outstanding voting securities are its shares of common stock. The following table sets forth information concerning ownership of Madeco’s common stock as of May 31, 2007 with respect to each shareholder owning more than 5% of the outstanding shares of common stock and with respect to the percentage of Madeco’s common stock owned by all directors and executive officers of Madeco as a group:

Shareholder	Number of shares owned	% Ownership
Quiñenco S.A. and subsidiaries(1) (2)	2,557,255,382	46.15%
AFP Habitat S.A.	361,101,277	6.52%
AFP Bansander S.A.	319,615,746	5.77%
The Bank of New York	316,009,830	5.70%
Directors, Executive Officers and related parties as a group(3)	83,064,887	1.50%

(1) The controlling shareholder of Madeco S.A. is Quiñenco S.A., an open stock corporation.
(2) Quiñenco S.A. directly controls 40.964% of Madeco S.A. (2,269,895,546 shares) and indirectly controls through its subsidiary, Inversiones Río Grande S.A., 5.186% (287,359,836 shares).
(3) Includes shares owned by Luksic family memebers and its related companies, excluding Quiñenco S.A. and Inversiones Río Grande S.A.

Quiñenco S.A. is controlled by the Luksic Group, whose principal members are The Luksburg Foundation, Andrónico Luksic Craig, Guillermo Luksic Craig and Jean-Paul Luksic Fontbona. Until his death in August 2005, the Luksic Group also included Andronico Luksic Abaroa, the father of Andronico Luksic Craig, Guillermo Luksic Craig and Jean-Paul Luksic Fontbona. As of the date of this Annual Report, certain members of the Luksic Group beneficially own 82.9% of the outstanding shares of common stock of Quiñenco. Jean-Paul Luksic Fontbona does not directly or indirectly own any shares of Quiñenco but exercises control through memberships on boards of directors and managing councils of Luksic Group companies.

Control by the Luksic Group is exercised through the Luksic Group’s control of Andsberg Inversiones Ltda., Ruana Copper A.G. Agencia Chile, Inversiones Orengo S.A., Inversiones Consolidadas S.A., Inversiones Salta S.A and Inmobiliaria e Inversiones Río Claro S.A., which are the Luksic Group companies that hold shares of Quiñenco. The Luksburg Foundation beneficially owns approximately 94.6% of the total equity interest in Andsberg Inversiones Limitada, 100% of the outstanding shares of common stock of Ruana Copper A.G. Agencia Chile and 97.3% of the common shares of Inversiones Orengo S.A., entities which jointly hold approximately 56.4% of the outstanding shares of common stock of Quiñenco.

Although there are no formal agreements as to the voting or disposition of shares known to Quiñenco, Quiñenco believes that the members of the Luksic Group generally consult with each other regarding actions to be taken by shareholders of Quiñenco. Consequently, the Luksic Group has the power to elect a majority of Quiñenco’s directors and to determine the outcome of substantially all matters to be decided by a vote of shareholders.

Quiñenco’s only outstanding voting securities are its shares of common stock. There was no significant change in the share ownership of Quiñenco in 2004, 2005 or 2006. The following table sets forth information concerning ownership of the shares with respect to the Luksic Group’s companies as of December 31, 2006:

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class
Common Stock	Andsberg Inversiones Ltda. Ruana Copper A.G. Agencia Chile Inmobiliaria e Inversiones Río Claro S.A. Inversiones Consolidadas S.A. Inversiones Salta S.A. Inversiones Orengo S.A.	365,300,976 240,938,000 143,427,860 125,427,859 18,000,000 2,465,667	33.8% 22.3% 13.3% 11.6% 1.7% 0.2%

In addition, the Fundación Andrónico Luksic A., a charity foundation, owned 1,348,247 shares of Quiñenco equivalent to a 0.1% interest, and Inversiones Carahue S.A., a company owned by Paola Luksic Fontbona, owned 7,730 shares as of December 31, 2006. Davor and Andrónico Luksic Lederer, sons of Andrónico Luksic Craig, each own 128 shares of Quiñenco.

The Company’s shareholders have identical voting rights. To the knowledge of the Company, there are no arrangements or operations that may result in a change in control of the Company.

Madeco’s majority shareholder is Quiñenco S.A., which, through its direct and indirect interests in the Company, beneficially owns as of May 31, 2007 an aggregate of 46.15% of the outstanding shares (2,557,255,382 shares) of Common Stock. Six members of the Company’s Board of Directors are representatives of the Quiñenco Group, including the Chairman of the Board. The entire Board of Directors was reelected at the Annual Shareholders’ Meeting held on April 26, 2005, for a three-year period pursuant to the Company’s bylaws.

The following table shows the total number of shares authorized and paid as of December 31, 2004, 2005 and 2006:

	2004	2005	2006
Common Stock (number of shares authorized and paid)	4,441,192,887	5,348,390,129	5,541,192,887

The following table includes each of the Company’s shareholders with an ownership interest exceeding 1.0% at December 31, for the years 2004, 2005 and 2006, demonstrating the significant changes in ownership percentages during the past three years:

Shareholder	December 31, 2004		December 31, 2005		December 31, 2006
Quiñenco S.A. and subsidiaries (1)	2,275,240,329	51.23%	2,557,141,629	47.81%	2,557,255,382	46.15%
The Bank of New York	117,492,630	2.65%	210,112,530	3.93%	318,509,330	5.75%
A.F.P. Habitat S.A.	N/A	N/A	82,908,314	1.55%	313,895,523	5.66%
A.F.P. Summa Bansander S.A.	55,788,852	1.26%	25,537,117	0.48%	258,140,595	4.66%
Banchile Corredores de Bolsa S.A.	244,429,015	5.50%	254,852,902	4.77%	163,733,746	2.95%
A.F.P. Provida S.A.	71,273,843	1.60%	88,927,032	1.66%	150,227,032	2.71%
A.F.P. Cuprum	23,128,513	0.52%	21,389,584	0.40%	145,647,038	2.63%
Citibank N.A. por Cuenta Terceros CAP.XIV	6,830,906	0.15%	45,971,804	0.86%	113,314,927	2.04%
A.F.P. Santa Maria S.A.	28,681,842	0.65%	29,828,899	0.56%	104,559,989	1.89%
Celfin Capital S.A. Corredores de Bolsa	100,606,052	2.27%	142,689,620	2.67%	103,510,306	1.87%
Fondo Mutuo Santander	45,871,117	1.03%	12,210,322	0.23%	94,476,700	1.70%
Larrain Vial S.A. Corredores de Bolsa	62,935,356	1.42%	85,107,691	1.59%	83,606,732	1.51%
Fondo Mutuo Legg Mason	72,173,519	1.63%	60,177,997	1.13%	71,305,359	1.29%
Bolsa de Comercio de Santiago Bolsa de Valores	105,719,363	2.38%	283,819,492	5.31%	68,221,617	1.23%
Dall Olio Tiberio	49,720,565	1.12%	61,056,097	1.14%	61,056,097	1.10%
Others	1,181,300,985	26.60%	1,386,659,099	25.92%	933,707,494	16.85%

(1) Quiñenco S.A. directly controls 40.964% of Madeco S.A. (2,269,895,546 shares) and indirectly controls through its subsidiary, Inversiones Río Grande S.A., 5.186% (287,359,836 shares).

As of May 31, 2007, The Bank of New York, as depositary for Madeco’s ADS facility, was the record owner of 316,009,830 shares of Common Stock in the form of 3,160,098 ADSs. These ADSs represented 5.70% of the total number of issued and outstanding shares at such date. The ADSs are issued pursuant to a deposit agreement dated June 7, 1993, as amended (the “Depositary Agreement”), among the Company, the Bank of New York as depositary (the “Depositary”) and the holders from time to time of the American Depositary Receipts (“ADSs”) evidencing the ADSs issued pursuant to the Depositary Agreement. It is not practicable for Madeco to determine the portion of its common stock or ADSs beneficially owned by U.S. persons.

Related Party Transactions

Under the Chilean Corporations Law, a corporation may not enter into a contract or agreement in which a director has a direct or indirect interest without prior approval by the Board of Directors, and only if the terms of the conflicting interest transaction are similar to those of an arm’s length transaction.

The Directors’ Committee is required by Chilean law to examine all documentation concerning (i) contracts or agreements in which directors have an interest and (ii) transactions between related or affiliated companies, and report their findings at the Board of Director meetings. For further discussion regarding Chilean law as it pertains to the Committee’s responsibilities and regulations regarding related party transactions, see “Item 6. Directors, Senior Management and Employees — Board Practices — Directors’ Committee”.

If the conflicting interest transaction involves a “material amount,” the Board of Directors is required to produce a statement declaring in advance that the conflicting interest transaction is similar in its terms to an arm’s length transaction. A conflicting interest transaction is deemed to involve a “material amount” if the amount involved is both greater than UF2,000 (as of May 31, 2007, approximately US$70,517) and exceeds 1% of the consolidated assets of the corporation, or if the amount exceeds UF20,000 (as of May 31, 2007, approximately US$705,167) regardless of the size of the corporation.

If the Board of Directors believes that it is not possible to ascertain whether the conflicting interest transaction is similar to an arm’s length transaction, it may approve or reject the conflicting interest transaction, or appoint independent advisors to make such a determination, in all these cases, with the exclusion of the interested directors. If the Board appoints independent advisors, the report prepared by the advisors must be made available to the shareholders and the Board of Directors within 20 business days from the date the report was received from the independent advisors. The shareholders must be notified in writing of the receipt of the report. After this period the Board may approve or reject the conflicting interest transaction, but the Board is not required to follow the independent advisors’ conclusion. The Board may treat the conflicting interest transaction and the report as confidential information, with the exclusion of the interested directors. Shareholders representing at least a 5% of the voting shares of the Company may request the Board call an Extraordinary Shareholders’ meeting in order to approve or reject the conflicting interest transaction by a two-thirds majority of the outstanding voting shares.

All decisions adopted by the Board in respect of the conflicting interest transaction must be reported at the following Shareholders’ Meeting. The controller of the corporation or the related party which intends to enter into the conflicting interest transaction shall make available to the Board of Directors, at the time the transaction is being considered by the Board, all information relating to the transaction filed with any non-Chilean regulatory entities or stock exchanges.

If a suit for damages arises from such a transaction, the defendant (i.e., one or more directors, the controller, a related party, or all of them) bears the burden of proof that the transaction was equally as or more beneficial to the corporation than an arm’s length transaction, unless the conflicting interest transaction was previously approved by the shareholders.

In the ordinary course of its business, the Company engages in a variety of transactions with affiliates of Madeco. Financial information concerning these transactions during the last three years is set forth in Note 24 to the Consolidated Financial Statements. The Company believes that it has complied with the requirements of Article 89 and Article 44 in all transactions with related parties.

Although the Company generally does not provide or receive long-term debt financing to or from other entities within Madeco (except in connection with bank loans on arm’s length terms in the ordinary course of business from the Company’s former banks), the Company has occasionally in the past and expects in the future to advance funds and receive advances of funds from other companies under the common control of the Quiñenco Group where required to meet short-term liquidity requirements. These loans have been on a short-term unsecured basis at market rates of interest and, in the case of loans made by the Company to affiliated companies, require the prior approval of Madeco’s Board of Directors pursuant to the requirements of the Chilean Corporations Law relating to open stock corporations such as Madeco. The outstanding amounts of such loans made by the Company to affiliated companies during the years ended December 31, 2004, 2005 and 2006 were not material to Madeco, individually or in the aggregate. In addition, the Company has from time to time in the past made loans and advances to affiliated companies and to strategic investors and their affiliates to provide financing resources in connection with acquisitions of assets and other transactions. Such loans and advances have generally been made on a secured basis at market rates of interest. See Note 24 to the Consolidated Financial Statements.

The Company also provides goods and services in commercial transactions in the ordinary course of business to affiliated companies. In connection with such transactions, the Company from time to time extends unsecured credit on terms substantially similar to those available to other customers purchasing goods and services in similar quantities.

Except for the transaction described below, none of the transactions carried out during 2004, 2005 and 2006 between the Company and related parties were deemed to have been material to the Company and/or to the related party.

In December 2000, the Company signed a loan agreement with Quiñenco S.A. for an amount totaling UF355,790 (as of May 31, 2007, approximately US$12.5 million). In October 2002, the Company signed a new loan agreement with Quiñenco for an amount totaling UF84,879 (as of May 31, 2007, approximately US$3.0 million). The total amount outstanding as of December 31, 2005 was Ch$8,016 million (historical value). The loan had an annual interest rate equivalent to the tasa activa bancaria (Chilean inter-bank rate, or “TAB”) plus 1.75%. On June 5, 2006, the Company paid the total amount of this debt to Quiñenco.

Interests of Experts and Counsel

Not applicable

ITEM 8. Financial Information

Go to Table of Contents

Consolidated Statements and Other Financial Information

Identification of Financial Statements and Other Financial Information

See “Item 18. Financial Statements”

Export Sales

The tables below show export sales from each of the Company’s business units and their division components, in tons and in revenues. In each case, sales are also shown as a percentage of the total for the corresponding division or business unit:

Export (1) Sales Volume
	2004		2005 (3)		2006
	Volume	% total	Volume	% total	Volume	% total
Metallic Cable (in tons)	11,805	18.8%	13,132	19.1%	15,015	18.9%
Optical Fiber Cable (in kms)	0	0.0%	9,516	11.6%	17,151	28.3%
Wire & Cable (in equivalent tons)(2)	11,805	18.8%	13,348	18.9%	15,405	19.1%
Pipes Bars and Sheets (in tons)	18,618	60.3%	16,044	57.4%	17,031	64.5%
Coins (in tons)	2,351	96.0%	1,557	99.4%	1,572	97.6%
Brass Mills (in tons)	20,969	62.9%	17,601	59.6%	18,603	66.4%
Flexible Packaging (in tons)	2,323	14.2%	2,118	14.6%	2,674	17.1%
Aluminum Profiles (in tons)	0	0.0%	474	4.4%	484	3.9%
Total (in equivalent tons) (4)	35,097	28.5%	33,541	26.7%	37,166	27.2%

Export (1) Revenues
	2004		2005		2006
	Ch$ million	% total	Ch$ million	% total	Ch$ million	% total
Metallic Cable	24,683	14.0%	31,389	14.5%	60,533	16.9%
Optical Fiber Cable	0	0.0%	330	18.7%	258	18.1%
Total Wire & Cable	24,683	14.0%	31,719	14.6%	60,791	16.9%
Pipes Bars and Sheets	42,474	52.5%	40,588	54.0%	68,773	62.7%
Coins	7,234	90.4%	5,379	83.6%	6,988	71.7%
Brass Mills	49,708	55.9%	45,967	56.3%	75,761	63.5%
Flexible Packaging	6,681	14.0%	6,346	14.1%	7,700	16.7%
Aluminum Profiles	1,872	6.2%	1,643	5.5%	926	2.8%
Total	82,944	24.2%	85,675	23.0%	145,178	25.9%

(1) Exports of Metallic cables consist of all sales to customers in any country other than Chile, Brazil, Peru and Argentina. Exports of Optical Fiber cables consist of all sales to customers in any country other than Argentina. Exports of the PBS division of the Brass Mills unit consist of all sales to customers in any country other than Chile or Argentina. Exports of the Coins division of the Brass Mills unit consist of all sales to customers in any country other than Chile. Exports of the Flexible Packaging unit consist of all sales to customers in any country other than Chile or Argentina. Exports for the Aluminum unit consist of all sales to customers in any country other than Chile.
(2) Total sales volume of the Wire & Cable unit includes sales of both metallic and optical fiber cable products. Optical fiber sales volumes have been converted to tons, using the conversion rate: 1 ton = 44 kms.
(3) The percentages of consolidated volumes and export volume sales for 2005 of the optical fiber and wire and cable unit differ from those presented in the Company’s Annual Report on Form 20-F for 2005 as a result of a change in the Company’s methodology.
(4) Figures for percentage of total sales volume in 2004 presented above differ from those presented in the Company’s Annual Report on Form 20-F for 2005, due to a change in the Company’s estimations.

Wire & Cable. In 2006, the Wire & Cable business unit generated export sales, which amounted to 15,404 tons or 19.1% of the total business unit’s sales volume. In terms of revenues, exports amounted to Ch$60,556 million, an increase of 90.9% compared to 2005, and represented 16.9% of the total business unit’s revenues. The copper wire rod is the primary product exported to South American countries (77.0% of Wire & Cable exports) where the Company does not have a subsidiary.

PBS. In 2006, the PBS division of the Brass Mills business unit generated export sales, which amounted to 17,031 tons or 60.8% of the total business unit’s sales volume. Export revenues as a percentage of the PBS division’s revenues amounted to 62.7%, or Ch$68,773 million. With regard to exports, a total of 53.6% and 24.0% of products were sold in North America and Europe, repectively.

Coins. In 2006, export sales volume amounted to 1,572 tons or 97.6% of the coins division’s total sales volume. The business unit’s primary customers are central banks and coin mints around the world, with special emphasis on customers located in Europe, which represent 42.4% of total export revenues.

Flexible Packaging. In 2006, export sales volume amounted to 2,674 tons or 17.1% of the Flexible Packaging business unit’s total sales volume. Export sales as a percentage of total in revenues represent 16.7% or Ch$7,700 million in 2006 an increase of 21.3% compared to 2005. Principal export customers for the Flexible Packaging unit are located in other Latin American countries. In 2006, exports to North and Central America represented 39.8 % of total exports of the unit.

Aluminum Profiles. Export sales for the Aluminum Business unit includes sales made to customers in countries other than Chile. In 2006, export sales volume amounted to 484 tons or 3.9% of the Aluminum Profiles business unit’s total sales volume, or Ch$926 million represented 2.8% of the unit´s revenues.

Legal Proceedings

There are two lawsuits pending in Brazil brought by the State Secretary of Finance (Rio de Janeiro) against the previous owner of Ficap S.A., dating from before the time that Madeco S.A. bought the company in 1997. The total damages amount to approximately 6,950 thousand Brazilian reales as of December 31, 2005. Madeco S.A. has personal guarantees from the previous owner of Ficap S.A. to indemnify Madeco S.A. should the Brazilian subsidiary be affected by such legal actions.

In addition, the Company has other minor legal proceedings, the outcome of its outstanding litigation will not have a material adverse effect on the Company’s financial condition or results of operations. See Note 22 to the Company’s Consolidated Financial Statements.

Dividend Policy

The Company's dividend policy is established by the Board of Directors. The Company’s current dividend policy was modified in 2007. The change in dividend policy was reported by the Board of Directors on March 28, 2007, and the Board informed shareholders at the shareholders’ meeting held on April 24, 2007. The dividend policy authorizes distribution of cash dividends in an amount equal to at least 30% of the Company’s annual net income under Chilean GAAP for the previous year. The Company’s dividend policy is subject to amendment by reason of changes in Chilean law, capital requirements, economic results and/or other factors. See “Item 3. Key Information — Risk Factors.” The Board of Directors may declare interim dividends out of profits earned during such interim period; these interim dividends must be imputed to the period dividends under the Dividend Policy. However, each year the Board of Directors must submit for shareholder approval the final declared dividend with respect to the preceding year.

With respect to the distribution of dividends, Chilean Corporate law provides that the company must distribute cash dividends equal to at least 30% of its annual net income calculated in accordance with Chilean GAAP, unless otherwise decided by a unanimous vote of the holders of all issued shares and unless and except to the extent it has accumulated losses.

Dividends are paid to all of the shareholders of record on the fifth business day (including Saturday) before the date set for payment of the dividend. Holders of record of ADSs are entitled to dividends declared for each applicable period. The dividend amounts and the aggregate amount of such dividends per share of Common Stock and per ADR for the period between 2002 and 2006 are shown in “Item 3. Key Information — Selected Financial Data.” Due to the existence of accumulated financial losses, the Company did not pay dividends from net income generated in 2005 and 2006, moreover, since May 1999, the Company has not distributed dividends.

Generally, shareholders who are not Chilean residents must register as foreign investors under one of the foreign investment regimes provided for by Chilean law in order to be entitled to the payment outside Chile, through the Formal Exchange Market of dividends, sale proceeds and other amounts with respect to their shares. Under the Foreign Investment Contract, the Depositary, on behalf of the ADS holders, has granted access to the Formal Exchange Market to convert cash dividends from Chilean pesos to U.S. dollars and to pay such dollars to ADS holders outside Chile. Dividends paid in respect of shares of Common Stock, including to holders of ADSs who are not Chilean residents, are subject to Chilean withholding tax. See “Item 10. Additional Information —Taxation”.

Significant Changes

See “Item 4. Information on the Company – History and Development of the Company – Recent Developments”.

ITEM 9. The Offer and Listing

Go to Table of Contents

Offer and Listing Details

The shares of the Company’s Common Stock are currently traded on the Santiago Stock Exchange, the Bolsa de Valores de Valparaiso and the Bolsa Electronica de Chile, an electronic over-the-counter trading system.

Shares of Madeco’s Common Stock also trade in the United States on the New York Stock Exchange Inc. (NYSE) since May 28, 1993 in the form of American Depositary Shares (“ADSs”) under the symbol “MAD”. Since May 12, 2003, each ADS represents 100 shares of Common Stock of the Company.

For the periods indicated, the table below sets forth the low and high closing sales prices of Madeco’s Common Stock in Chilean pesos on the Santiago Stock Exchange. The table also includes for the same periods the low and high closing sales prices of the ADSs in U.S. dollars on the NYSE.

	Santiago Stock Exchange		NYSE
	Low	High	Low	High
Years	(Ch$ per Share) (1)		(US$ per ADS)
2002	24.5	175.0	0.25	2.80
2003	17.0	57.5	0.25	8.85
2004	35.5	64.0	5.65	11.00
2005	40.9	61.4	7.77	11.72
2006	40.5	60.0	7.67	10.65

Quarters
2005
First Quarter	55.0	62.0	9.31	10.94
Second Quarter	51.5	59.5	8.79	10.44
Third Quarter	48.0	62.5	8.99	11.72
Fourth Quarter	40.0	51.0	7.77	9.70
2006
First Quarter	40.5	47.7	7.67	9.21
Second Quarter	42.5	52.0	7.79	10.51
Third Quarter	47.3	54.0	8.65	9.9
Fourth Quarter	52.5	60.0	9.8	11.55
2007
First Quarter	57.1	69.5	10.82	13.01
Second Quarter through May 31	61.3	68.5	11.01	13.70

Months
December 2006	57.0	59.9	10.65	11.30
January 2007	57.1	66.4	10.82	12.49
February 2007	59.8	69.5	10.95	13.01
March 2007	60.5	65.0	11.00	12.35
April 2007	62.0	68.8	11.01	13.18
May 2007	61.3	68.5	11.25	13.70

(1) Chilean pesos per share of Common Stock reflect the price at the trade date and have not been restated to constant real pesos.

On June 25, 2002, the Company was notified of its non-compliance with NYSE requirements for continued listing as a consequence of the price of Madeco’s shares, which was below US$1.00 over a consecutive 30-trading-day period.

On December 31, 2002, NYSE informed the Company that it was also not in compliance with NYSE’s continued listing standard requiring an average market capitalization of not less than US$15 million over a 30-trading-day period.

On January 10, 2003, NYSE informed the Company that NYSE’s Listing and Compliance Committee had approved Madeco’s proposed course of action to resolve its non-compliance with NYSE’s listing criteria. Madeco successfully completed its capital increase and indebtedness restructuring in the first quarter 2003. As a result of its capital increase and restructuring, Madeco’s market capitalization is above NYSE’s minimum market capitalization requirement.

On May 2003, the Company implemented a share to ADS ratio change which became effective on May 12, 2003. The ratio of shares to ADS changed from 1 ADS = 10 shares of common stock to 1 ADS = 100 share of common stock. This ratio change, together with the capital increase discussed above were implemented by Madeco to attempt to comply with the NYSE’s continuing listing requirements.

On May 21, 2003 NYSE informed the Company that as a result of actions taken to meet the minimum security price and minimum market capitalization continued listing requirements, the Company regained compliance with both requirements. There can be no assurance that the Company will meet the NYSE continued listing requirements in the future.

ITEM 10. Additional Information

Go to Table of Contents

Memorandum and Articles of Association

Provided below is a summary of certain material information found in the Company’s bylaws and provisions of current Chilean law. This summary is not complete. For more information relating to the items discussed in this summary, you are encouraged to read the bylaws which we have filed as an exhibit to the Annual Report on Form 20-F for the year 2002.

Registration and Corporate Purposes

Madeco S.A. is an open stock corporation (sociedad anonima abierta) organized by means of a public deed (escritura publica) dated April 3, 1944, the abstract of which was recorded on Folio 1,099, No. 946 of Santiago’s Registry of Commerce in 1944 and published in Chile’s Official Gazette on May 4, 1944. Its existence was approved by a Decree No. 1740 of the Ministry of Finance, dated April 26, 1944, recorded on Folio 1,105, No. 947 of Santiago’s Registry of Commerce in 1944, published in the Official Gazette as of May 4, 1944 and recorded at the Securities Registry of the Chilean Superintendencia de Valores y Seguros (Superintendency of Securities and Insurance, or “SVS”) under No. 251 on July 20, 1984.

As set forth in Article 4 of Madeco’s bylaws, its purpose is to manufacture processed products from metal and metal alloys, to engage in other businesses relating to such production, and the exploration and development of ore deposits and mining rights, among other businesses.

Directors

Under the Ley de Sociedades Anónimas (Chilean Corporations Law), a corporation may not enter into a contract or agreement in which a director has a direct or indirect interest (i.e., a conflicting interest transaction) without prior approval by the Board of Directors, and only if the terms of the conflicting interest transaction are similar to those of an arm’s length transaction.

If the conflicting interest transaction involves a “material amount,” the Board of Directors is required to produce a statement declaring in advance that the conflicting interest transaction is similar in its terms to an arm’s length transaction. A conflicting interest transaction is deemed to involve a “material amount” if the amount involved is both greater than UF2,000 (as of May 31, 2007, approximately US$70,517) and exceeds 1% of the assets of the corporation, or if the amount exceeds UF20,000 (as of May 31, 2007, approximately US$705,167) regardless of the size of the corporation.

If the Board of Directors believes that it is not possible to ascertain whether the conflicting interest transaction is similar to an arm’s length transaction, it may approve or reject the conflicting interest transaction, or appoint independent advisors to make such a determination, in all these cases, with the exclusion of the interested directors. If the Board appoints independent advisors, the report prepared by the advisors will be made available to the shareholders and the Board of Directors for 20 business days from the date the report was received from the independent advisors. The shareholders will be notified in writing of the receipt of the report. After this period the Board may approve or reject the conflicting interest transaction, but the Board is not required to follow the independent advisors’ conclusion. The Board may treat the conflicting interest transaction and the report as confidential information. Shareholders representing at least a 5% of the voting shares of the Company may request the Board to call a shareholders’ meeting in order to approve or reject the conflicting interest transaction by a two-thirds majority of the outstanding voting shares.

All decisions adopted by the Board in respect of the conflicting interest transaction must be reported to the next following shareholders’ meeting. The controller of the corporation or the related party which intends to enter into the conflicting interest transaction shall make available to the Board of Directors, at the time the transaction is being considered by the Board, all information relating to the transaction filed with any non-Chilean regulatory entities or stock exchanges.

If a suit for damages arises from such a transaction, the defendant (i.e., one or more directors, the controller, a related party, or all of them) bears the burden of proof that the transaction was equally as or more beneficial to the corporation than an arm’s length transaction, unless the conflicting interest transaction was previously approved by the shareholders.

The amount of any director’s remuneration is established each year at the annual Shareholders’ Meeting. Directors are prohibited from borrowing or otherwise making use of corporate money or assets for their own benefit, unless previously authorized by the Board of Directors. Directors are also prohibited from borrowing or otherwise making use of corporate money or assets for the benefit of companies in which such directors are either directors or owners of a 10% interest or more, unless previously authorized by the Board of Directors. However, the shareholders’ authorization is not required. These rules can only be modified by law.

It is not necessary to hold shares of the company to be elected a director, and there is no age limit established for the retirement of directors.

Rights, Preferences and Restrictions Regarding Shares

At least thirty percent of the company’s net profits for each fiscal year is required to be distributed in cash to the shareholders, unless the shareholders unanimously decide otherwise and except in the case the Company has unabsorbed prior year losses. Any remaining profits may be used to establish a reserve fund (that may be capitalized at any time, amending the corporate bylaws by the vote of a majority of the voting stock issued) or to pay future dividends.

Compulsory minimum dividends (i.e., at least 30% of the company’s net profits for each fiscal year) become due thirty days after the date on which the shareholders’ meeting has approved the distribution of profits in the fiscal year. Any additional dividends approved by the shareholders become due on the date set by the shareholders or the Board of Directors.

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

Madeco has only one class of shares and there are therefore no preferences or limitations on the voting rights of shareholders. Each shareholder is entitled to one vote per share. In shareholders’ meetings, determinations are generally made by a simple majority of stockholders entitled to vote. However, the Chilean Corporations Law provides that certain determinations require the vote of a two-thirds majority of the voting stock issued.

The company’s directors are elected every three years and their terms are not staggered. Chilean law does not permit cumulative voting. However, shareholders may accumulate their votes in favor of just one person or distribute their votes to more than one person. In addition, by unanimous agreement of the shareholders present and entitled to vote, the vote may be omitted and the election made by acclamation.

In the event of liquidation, the Chilean Corporations Law provides that corporations may carry out distributions to shareholders on account of a reimbursement of capital only after the payment of corporate indebtedness.

There are no redemption or sinking fund provisions applicable to the Company, nor are there any liabilities to shareholders relating to future capital calls by the corporation.

Under Chilean law, certain provisions affect any existing or prospective holder of securities as a result of the shareholder owning a substantial number of shares. The Securities Market Law establishes that (a)any person who, directly or indirectly, (i)owns 10% or more of the subscribed capital of a corporation (the “majority shareholders”) whose shares are registered in the Securities Registry of the SVS, or (ii)owns any such percentage because of the purchase of shares; and (b)all liquidators, directors, the chief executive officer and the other principal officers of any corporation whose shares are registered with the Securities Registry of the SVS, regardless of the number of shares they own, must report any purchase or sale of shares made by such persons or entities within two business days of such transactions to the SVS and to each of the stock exchanges in Chile where such corporation has securities registered. In addition, majority shareholders must inform the SVS and the stock exchanges with respect to whether the purchase is aimed at acquiring control of the corporation or just as a financial investment.

The Securities Market Law also provides that when one or more persons intend to takeover a corporation subject to oversight by the SVS, they must give prior public notice. This notice must include the price to be offered per share and the conditions of the proposed transaction, including the expected manner of acquiring the shares.

Finally, Chapter XXV of the Securities Market Law consider that controlling shareholders share with minority shareholders the benefits of a change of control, by requiring that certain share acquisitions be made pursuant to a tender offer. The Chilean Corporations Law provides shareholders with preemptive rights. The Act requires that options to purchase representing stock capital increases in corporations and debentures duly convertible into stock of the issuing corporation, or any other securities extending future rights over such stock, must be offered preferably, at least once, to existing shareholders, proportionally to the number of shares owned by them. A corporation must distribute any bonus stock in the same manner.

The Chilean Corporations Law also provides shareholders with a right to withdraw from a corporation in certain situations. Unless there is an ongoing bankruptcy proceeding, if a Shareholders’ Meeting approves any of the following matters, dissenting shareholders will be automatically entitled to withdraw from the corporation upon payment by the corporation of the market value of their shares:

  conversion of the corporation into a different type of legal entity;
  merger of the corporation;
  disposition of 50% or more of the assets of the corporation, whether or not including the disposition of liabilities;
  guarantee of a third party’s liabilities with collateral exceeding 50% of the corporation’s assets;
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

The Company’s bylaws do not provide for additional circumstances under which shareholders may withdraw.

Action Necessary to Change the Rights of Holders of Stock

Rights of stockholders are established by law and pursuant to the bylaws of a corporation. Any change to the rights of stockholders must be adopted by an absolute majority of stockholders or, in some cases, by a two-thirds majority vote, as discussed above. However, the amendment of certain rights requires a unanimous vote of the shareholders, including the right of shareholders to receive at least 30% of the net profits for each fiscal year. Notwithstanding the preceding, no decision of the shareholders’ meeting can deprive a shareholder from property over the stock.

The Company’s bylaws do not contemplate additional conditions in connection with matters described in this subsection.

Shareholders’ Meetings

Annual shareholders’ meetings are to be held during the months of February, March or April of each year. During the meetings, determinations are made relating to particular matters, matters that may or may not be specifically indicated in the notice of such meeting.

The quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least an absolute majority of the issued voting stock of Madeco; if a quorum is not present at the first meeting, the meeting can be reconvened and upon the meeting being reconvened, shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the voting stock represented. In that case, decisions will be made by the absolute majority of stock with voting rights present or otherwise represented. The following matters are specifically reserved for annual meetings:

  review of the state of the corporation and of the reports of internal and independent auditors, and the approval or rejection of the annual report, balance sheet, financial statements and records submitted by the officers or liquidators of the corporation;
  distribution of profits, including the distribution of dividends;
  election or revocation of regular and alternate Board members, liquidators and management supervisors; and
  determination of the remuneration of the Board members, designation of a newspaper to publish the notice of meetings and, in general, any other matter to be dealt with by the annual meeting being of corporate interest and not specifically reserved to extraordinary shareholders’ meetings.
Extraordinary shareholders’ meetings may be held at any time, when required by corporate necessity. During extraordinary meetings, determinations are made relating to any matter which the law or the company’s bylaws reserve for consideration by such extraordinary meetings, which matters shall be expressly set forth in the relevant notice. Whenever in an extraordinary shareholders’ meeting determinations must be made relating to matters specifically reserved to annual meetings, the operation and decisions of such extraordinary meeting will follow the requirements applicable to annual meetings. The following matters are specifically reserved for extraordinary meetings:

  dissolution of the corporation;
  transformation, merger or spin off of the corporation and amendments to its bylaws;
  issuance of bonds or debentures convertible into stock;
  transfer of corporate fixed assets and liabilities; and
  guarantees of third parties’ obligations, except when these third parties are affiliated companies (in which case approval of the Board of Directors is sufficient).
In addition to the above, annual and extraordinary shareholders’ meetings must be called by the Board of Directors in the following circumstances:

  when requested by shareholders representing at least 10% of issued stock; and
  when required by the SVS.
Only holders of stock registered in the Record of Shareholders at least five days before the date of the pertinent meeting may participate with the right to be heard and vote in shareholders’ meetings. Directors and officers other than shareholders may participate in shareholders’ meetings with the right to be heard. Other individuals, regardless of whether or not those persons are shareholders themselves may represent shareholders at meetings. Representation must be conferred before the meeting, in writing, and for the total number of shares held by the shareholder.

Limitations on the Right to Own Securities

The right to own any kind of property is guaranteed by the Chilean Constitution, and the Chilean Corporations Law does not contain any general limitation regarding the right to own securities. There are, however, certain limitations on the right of foreigners to own securities of Chilean corporations, but only for certain special types of companies. Madeco is not affected by these limitations, and Madeco’s bylaws do not contain limitations or restrictions in this regard.

Takeover Defenses

Madeco’s bylaws do not contain any provisions that would have the effect of delaying, deferring or preventing a change in control of Madeco and that would operate only with respect to a merger, acquisition or corporate restructuring involving Madeco (or any of its subsidiaries).

Ownership Threshold

Madeco’s bylaws do not contain any ownership threshold above which shareholder ownership must be disclosed. For a description of the ownership thresholds mandated by Chilean law, see “Item 10. Additional Information — Rights, Preferences and Restrictions Regarding Shares”.

Changes in Capital

Madeco’s bylaws do not impose any conditions that are more stringent than those required by law for effecting changes in the capital of the Company.

Material Contracts

The Company entered into amended and restated agreements with 14 of its bank creditors, including 12 local and two international banks, on December 18, 2002, rescheduling such bank indebtedness in a total amount of approximately US$120 million. The debt restructuring was contingent upon the successful completion of the Company’s capital increase and the payment of 30% of the Company’s outstanding debt to those banks, among other requirements.

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

In December 2004, the Company entered into a 7-year local Series D bond contract for a total amount of UF1.8 million, with a fixed 5.0% annual interest rate.

In September 2005, Madeco prepaid all the Credit Rescheduling Agreements subscribed by the Company with its creditor banks on December 18, 2002, freeing it from the restrictions pertaining to the agreements mentioned above.

On June 5, 2006 the Company refinanced a total of US$50 million of its financial debt by means of a 5-year term club deal loan. Approximately US$12 million of this financing was used to prepay liabilities of the Company with Quiñenco, another US$13 million was used to repay a short-term bridge loan that Banco BBVA had granted pending a capital increase, and the remaining US$25 million was utilized for financing working capital requirements.

Since this date, there have been no substantial contracts among the Company and other institutions, companies, banks or financial institutions.

Exchange Controls

The Central Bank is responsible for, among other things, monetary policies and exchange controls in Chile. See “Item 3. Key Information - Exchange Rates”. Foreign investments can be registered with the Foreign Investment Committee under Decree Law No. 600 - registration which grants the investor access to the Formal Exchange Market - or with the Central Bank under Chapter XIV of the Central Bank Foreign Exchange Regulations.

Effective April 19, 2001, the Central Bank abrogated the then existing Chapter XXVI of the Central Bank Foreign Exchange Regulations (“Chapter XXVI”), which addressed issuances of ADSs by a Chilean company, and issued an entirely new set of Foreign Exchange Regulations (the “2001 Foreign Exchange Regulations”), virtually eliminating all the restrictions and limitations that had been in force up to that date. The 2001 Foreign Exchange Regulations were based upon the general principle that foreign exchange transactions can be done freely in Chile by any person, notwithstanding the power conferred by law to the Central Bank of imposing certain restrictions and limitations on such transactions.

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

The 2001 Foreign Exchange Regulations, among other things, eliminated the following restrictions:

1) prior authorization by the Central Bank for the entry of capital in connection with foreign loans, investment, capital contribution, bonds and ADRs;
2) prior authorization by the Central Bank for the remittance of capital in connection with repatriation of capital, dividends and other benefits related to capital contributions and investment, and prepayment of foreign loans;
3) minimum risk classification restrictions and terms for the issuance of bonds;
4) restrictions to the issuance of ADSs. Therefore, the rules established under Chapter XXVI of the previous Foreign Exchange Regulations were abrogated; and
5) mandatory reserve deposits for foreign capital.

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

Effective March 1, 2002, the Central Bank abrogated the then existing Central Bank Foreign Exchange Regulations, i.e. the 2001 Foreign Exchange Regulations, and issued an entirely new set of Foreign Exchange Regulations (the “New Regulations”), thereby continuing the liberalization of the foreign exchange regulations. As the 2001 Foreign Exchange Regulations, the New Regulations are also based upon the general principle that foreign exchange transactions can be done freely in Chile by any person, notwithstanding the power conferred by law to the Central Bank of imposing certain restrictions and limitations on such transactions.

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

Absent of the Foreign Investment Contract, under Chilean exchange controls in force until April 19, 2001, investors would not have been granted access to the Formal Exchange Market for the purpose of converting Chilean pesos to U.S. dollars and repatriating from Chile amounts received in respect of deposited shares or shares withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares and any rights with respect thereto). In December 1999, amendments were introduced in Chapter XXVI whereby, among other things, the Central Bank was authorized to reject applications under such regulations without expression of cause. In resolving such applications, the Central Bank was required to take into account the situation of the balance of payments and the stability of the capital accounts. However, the Central Bank was authorized to require certain conditions of the applicants prior to resolving on the applications. In April 2000, Chapter XXVI was again amended in order to incorporate, in addition to shares issued by Chilean corporations, quotes of investment funds as eligible to be converted into ADSs. Chapter XXVI did not require delivery of a new application in case of the entry of U.S. dollars intended for the acquisition of shares not subscribed by the shareholders or by the transferees of the options to subscribe the shares.

Under Chapter XXVI and the Foreign Investment Contract, the Central Bank agreed to grant to the Depositary, on behalf of ADR holders, and to any non-Chilean resident investor who withdrew Shares upon surrender of ADRs (such Shares being referred to herein as “Withdrawn Shares”) access to the Formal Exchange Market to convert Chilean pesos to U.S. dollars (and to remit such dollars outside of Chile) in respect of Shares represented by ADSs or Withdrawn Shares, including amounts received as (a) cash dividends, (b) proceeds from the sale in Chile of Withdrawn Shares (subject to receipt by the Central Bank of a certificate from the holder of the Withdrawn Shares (or from an institution authorized by the Central Bank) that such holder’s residence and domicile were outside Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm established in Chile) that such Withdrawn Shares had been sold on a Chilean exchange), (c) proceeds from the sale in Chile of pre-emptive rights to subscribe for and purchase additional Shares, (d) proceeds from the liquidation, merger or consolidation of the company and (e) other distributions, including, without limitation, those resulting from any recapitalization, as a result of holding Shares represented by ADSs or Withdrawn Shares. Access to the Formal Exchange Market in the case of (a), (b), (c) and (d) above would be available for only five working days following the sale of the shares on the stock exchange. Transferees of Withdrawn Shares would not be entitled to any of the foregoing rights under Chapter XXVI unless the Withdrawn Shares were redeposited with the Custodian. Investors receiving Withdrawn Shares in exchange for ADRs would have the right to redeposit such Shares in exchange for ADRs, provided that certain conditions to redeposit were satisfied. For a description of the Formal Exchange Market, see “3A Exchange Rates”. Alternatively, according to the amendments introduced to Chapter XXVI in December 1999, in case of Withdrawn Shares and their subsequent sale in a stock exchange, the Chilean peso proceeds obtained thereby could be converted into U.S. dollars in a market different from the Formal Exchange Market within five business days from the date of the sale.

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

Chapter XXVI required foreign investors acquiring shares or securities in Chile to maintain a mandatory reserve (the “Mandatory Reserve”) for one year in the form of a non-interest bearing U.S. dollar deposit with the Central Bank, or to pay to the Central Bank a non-refundable fee (the “Fee”). Such reserve requirement was imposed with respect to investments made by foreign investors to acquire shares or securities in the secondary market, but did not apply to capital contributions made for purposes of paying-in capital for a newly created company or increasing the capital of an existing company. As of June 1, 1999, the Mandatory Reserve was not applied to foreign investments made for purposes of acquiring shares of a stock corporation, provided that the investor was entitled to the benefit of Chapter XXVI, and that such acquisition was consummated in accordance with the provisions of Chapter XXVI. On September 17, 1998, the Central Bank reduced the Mandatory Reserve to 0%.

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

On January 1, 2004, a Free Trade Agreement (FTA) between Chile and the U.S. became effective. This state-of-the-art agreement, eliminates bilateral tariffs, lowers trade barriers, promotes economic integration and expands opportunities for both countries. As a result of this agreement, both countries are negotiating a bilateral tax treaty.

Taxation

Chilean Tax Considerations

The following discussion relates to Chilean income tax laws presently in force, including Ruling No. 324 of January 29, 1990 of the Chilean Internal Revenue Service and other applicable regulations and rulings in effect on the date of this Annual Report, all of which are subject to change. The discussion summarizes the principal Chilean income tax consequences of an investment in the ADSs or Shares by a person who is neither domiciled in nor a resident of Chile or by a legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile (any such individual or entity, a “Foreign Holder”). For purposes of Chilean tax law, an individual holder is a resident of Chile if he has resided in Chile for more than six consecutive months in one calendar year or for a total of six months, whether consecutive or not, in two consecutive tax years. The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation.

Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may only be amended by another statute. In addition, the Chilean tax authorities enact rulings and regulations of either general or specific application and interpret the provisions of Chilean tax law. Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations, but Chilean tax authorities may change these rulings, regulations and interpretations prospectively. Currently Chile and U.S. are negotiating a bilateral tax treaty.

Cash Dividends and Other Distributions

Cash dividends paid by Madeco with respect to the ADSs or Shares held by a Foreign Holder will be subject to a 35% Chilean withholding tax, which is withheld and paid over to the Chilean tax authorities by Madeco (the “Withholding Tax”). A credit against the Withholding Tax is available based on the level of corporate income tax actually paid by Madeco on the income to be distributed (the “First-Category Tax”); however, this credit does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. In addition, if Madeco distributes less than all of its distributable income, the credit for First-Category Tax paid by Madeco is proportionately reduced. Presently, the First-Category Tax rate is 17%. The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a foreign holder, assuming a Withholding Tax rate of 35%, an effective First-Category Tax rate of 17% and a distribution of 30% of the consolidated net income of Madeco distributable after payment of the First-Category Tax:

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

In general, the effective dividend Withholding Tax rate, after giving effect to the credit for the First-Category Tax, can be calculated using the following formula:

Effective Dividend Withholding Tax Rate =           (Withholding Tax Rate) - (First Category Tax Rate)
                                                                        1 – (First Category Tax Rate)

Under Chilean income tax law, dividends generally are assumed to have been paid out of the company’s oldest retained profits for purposes of determining the level of First-Category Tax that was paid by the company. For information as to the retained earnings of the Company for tax purposes and the tax credit available on the distribution of such retained earnings, see Note 18 to the Consolidated Financial Statements. The effective rate of Withholding Tax to be imposed on dividends paid by Madeco will vary depending upon the amount of First Category Tax paid by the Company on the earnings to which the dividends are attributed. The effective rate for dividends attributed to earnings from 1991 until 2001, for which the First Category Tax was 15%, generally was 23.5%. For 2002, the First Category Tax rate was 16%, which resulted in an effective rate of Withholding Tax of 22.6%, and for 2003, the First Category Tax rate was 16.5%, resulting in an effective rate of withholding tax of 22.16% for the year. From 2004 onwards, the First Category Tax rate will be 17%, which will result in an effective rate of withholding tax of 21.69%.

For dividends attributable to the Company’s profits during years when the First Category Tax was 10% (before 1991), the effective dividend Withholding Tax rate will be 27.8%. However, whether the First Category Tax is 10%, 15%, 16%, 16.5% or 17%, the effective overall combined tax rate imposed on the Company’s distributed profits will be 35%.

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

Gain recognized on a sale or exchange of shares (as distinguished from sales or exchanges of ADRs evidencing ADSs representing such Shares) may be subject to both the First-Category Tax and the Withholding Tax (the former being creditable against the latter) if either, (i) the Foreign Holder has held the Shares for less than one year since exchanging ADSs for the Shares, (ii) the Foreign Holder acquired and disposed of the Shares in the ordinary course of its business or as a habitual trader of shares, or (iii) the Foreign Holder and the purchaser of the Shares are “related parties” within the meaning of Article 17, Number 8, of Decree Law Nº 824 of 1974, the Chilean Income Tax Law. In all other cases, gain on the disposition of Shares will be subject only to a capital gains tax which is assessed at the same rate as the First Category Tax (currently imposed at a rate of 17%).

Gain recognized in the transfer of shares that have a high presence in the stock exchange, however, is not subject to capital gains tax in Chile, provided that the Shares are transferred in a local stock exchange, in other authorized stock exchanges (up to this date, the New York Stock Exchange, the London Stock Exchange and the Madrid Stock Exchange have been authorized for these purposes), or within the process of a public tender of shares governed by the Chilean Securities Market Act. The shares must also have been acquired either in a stock exchange, within the referred process of a public tender of shares governed by the Chilean Securities Market Act, in an initial public offer of shares resulting from the formation of a corporation or a capital increase of the same, or in an exchange of convertible bonds. Shares are considered to have a high presence in the stock exchange when they (i) are registered in the Securities Registry, (ii) are registered in a Chilean Stock exchange, and (iii) have an adjusted presence equal to or above 25%. To calculate the adjusted presence of a particular Share, the aforementioned regulation states that, the number of days in which the operations regarding the stock exceeded, in Chilean pesos, the equivalent of UF200 (as of May 31, 2007, approximately US$7,052) within the previous 180 business days of the stock market, must be divided by 180, multiplied by 100, and expressed in a percentage value. The referred tax regime does not apply in case the transaction involves an amount of Shares that would allow the acquirer to take control of the publicly traded corporation, in which case the ordinary tax regime referred in the previous paragraph will apply, unless the sale complies with one of the following conditions: (i) the transfer is part of a tender offer governed by the Chilean Securities Market Act; or (ii) the transfer is done in a Chilean stock exchange, without substantially exceeding the market price.

Capital gains obtained in the sale of shares that are publicly traded and have a high presence in a stock exchange are also exempt from capital gains tax in Chile when the sale is made by “foreign institutional investors”, such as mutual funds and pension funds, provided that the sale is made in a stock exchange or in accordance with the provisions of the Securities Market Law, or in any other form authorized by the Superintendencia de Valores y Seguros ( the SVS is equivalent to the Securities and Exchange Commission in the U.S.). To qualify as a foreign institutional investor, the referred entities must be formed outside of Chile, not have a domicile in Chile, and they must be at least one of the following:

a) An investment fund that offers its shares or quotas publicly in a country with an investment grade for its public debt, according to a classification performed by an international risk classification entity registered with the SVS;

b) An investment fund registered with a regulatory agency or authority from a country with an investment grade for its public debt, according to a classification performed by an international risk classification entity registered with the SVS, provided that its investments in Chile constitute less than 30% of the share value of the fund, including deeds issued abroad representing Chilean securities, such as ADRs of Chilean companies;

c) An investment fund whose investments in Chile represent less than 30% of the share value of the fund, including deeds issued abroad representing Chilean securities, such as ADRs of Chilean companies, provided that not more than 10% of the share value of the fund is directly or indirectly owned by Chilean residents;

d) A pension fund, i.e., those formed exclusively by natural persons that receive pensions out of an accumulated capital in the fund;

e) A Foreign Capital Investment Fund, as defined in Law No18.657; or

f) Any other foreign institutional investor that complies with the requirements set forth through general regulations for each category of investor, prior information from the SVS and the Chilean tax authority or Servicio de Impuestos Internos (“SII”).

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

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Shares or ADSs that is (i) a citizen or resident of the United States, (ii) a corporation or partnership organized under the laws of the United States or any State, (iii) an estate whose income is subject to United States federal income tax regardless of its source or (iv) a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust. The discussion does not address any aspects of United States taxation other than federal income taxation. Investors are urged to consult their tax advisors regarding the United States federal, state and local and other tax consequences of owning and disposing of Shares and ADSs.

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

Cash Dividends and Other Distributions

Under the United States federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, U.S. Holders will include in gross income the gross amount of any dividend paid (after reduction for any Chilean First-Category Tax that is credited against Chilean Withholding Tax, but before reduction for the net amount of Chilean Withholding Tax) by the company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) as ordinary income when the dividend is actually or constructively received by the U.S. Holder, in the case of Shares, or by the Depositary, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction. Dividends paid to a U.S. Holder that is a corporation are not eligible for the dividends received deduction available to corporations. Current law provides for a reduced tax rate (currently 15%) on the dividend income of an individual U.S. Holder with respect to dividends paid by a domestic corporation or "qualified foreign corporation". A qualified foreign corporation generally includes a foreign corporation if (i) its shares (or ADSs) are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive United States income tax treaty. The ADSs are traded on the New York Stock Exchange. As a result, the company may be treated as a qualified foreign corporation. However, if the company is treated as a PFIC, as discussed below, it will not be a qualified foreign corporation. If the company is a qualified foreign corporation, dividends paid to an individual U.S. Holder with respect to Shares or ADSs should, subject to generally applicable limitations, be taxed at a maximum rate of 15%. The maximum 15% tax rate is effective with respect to dividends included in income during the period beginning on or after January 1, 2003, and ending December 31, 2008. Each U.S. Holder should consult its own tax advisor regarding the treatment of dividends. The amount of the dividend distribution includible in income of a U.S. Holder will be the U.S. dollar value of the Chilean peso payments made, determined at the spot Chilean peso/U.S. dollar rate on the date such dividend distribution is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes.

Subject to certain generally applicable limitations, the net amount of Chilean Withholding Tax (after reduction for the credit for Chilean First-Category Tax) paid over to Chile will be creditable against the U.S. Holder’s United States federal income tax liability. For foreign tax credit limitation purposes, the dividend will be income from sources without the United States. In the case of U.S. individuals, if the reduced rate of tax on dividends applies to such holder, such limitations and restrictions will appropriately take into account the rate differential under rules similar to section 904(b)(2)(B) of the Internal Revenue Code. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding their application to the particular circumstances of such holder.

Pro rata distributions of Shares or preemptive rights generally are not subject to United States federal income tax. The basis of the new Shares or preemptive rights (if such rights are exercised or sold) generally will be determined by allocating the U.S. Holder’s adjusted basis in the old shares between the old Shares and the new Shares or preemptive rights received, based on their relative fair market values on the date of distribution (except that the basis of the preemptive rights will be zero if the fair market value of the rights is less than 15% of the fair market value of the old Shares at the time of distribution, unless the U.S. Holder irrevocably elects to allocate basis between the old Shares and the preemptive rights). The holding period of a U.S. Holder for the new Shares or preemptive rights will include the U.S. Holder’s holding period for the old Shares with respect to which the new Shares or preemptive rights were issued.

Capital Gains

U.S. Holders will not recognize gain or loss on deposits or withdrawals of Shares in exchange for ADSs or on the exercise of preemptive rights. U.S. Holders will recognize capital gain or loss on the sale or other disposition of ADSs or Shares (or preemptive rights with respect to such Shares) held by the U.S. Holder or by the Depositary equal to the difference between the amount realized and the U.S. Holder’s tax basis in the ADSs or Shares. Any gain recognized by a U.S. Holder generally will be treated as United States source income. Consequently, in the case of a disposition of Shares or preemptive rights (which, unlike a disposition of ADSs, will be taxable in Chile), the U.S. Holder may not be able to claim the foreign tax credit for Chilean tax imposed on the gain unless it appropriately can apply the credit against tax due on other income from foreign sources. Loss generally would be treated as United States source loss.

The long-term capital gain tax rate for an individual U.S. Holder is currently 15%. For sales occurring before May 6, 2003, or after December 31, 2008, under current law the long-term capital gain rate for an individual U.S. Holder is 20%.

PFIC Rules

Madeco believes that it should not be treated as a passive foreign investment company (a “PFIC”) for United States federal income tax purposes, although this conclusion is subject to some uncertainty. This conclusion is a factual determination made annually and thus may be subject to change.

In general, the Company will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held the Company’s ADSs or Shares, either (i) at least 75% of the gross income of the Company for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of the Company’s assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income. If the Company is treated as a PFIC, a U.S. Holder would be subject to special rules with respect to (a) any gain realized on the sale or other disposition of Shares or ADSs and (b) any “excess distribution” by the Company to the U.S. Holder (generally, any distributions to the U.S. Holder in respect of the Shares or ADSs during a single taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in respect of the Shares or ADSs during the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Shares or ADSs). Under these rules, (i) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the Shares or ADSs, (ii) the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income, (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year and (iv) the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If the Company is treated as a PFIC, a U.S. Holder may be able to make a mark-to-market election if the Company’s stock is treated as regularly traded on a registered national securities exchange or other exchange to the extent permitted by the Internal Revenue Service, or “IRS”. If the election is made, the PFIC rules described above will not apply. Instead, in general, the electing U.S. Holder will be required to include as ordinary income each year the excess, if any, of the fair market value of the Shares or ADSs at the end of the taxable year over the U.S. Holder’s adjusted tax basis in the Shares or ADSs. The electing U.S. Holder will also be allowed to take an ordinary loss in respect to the excess, if any, of the adjusted tax basis in the Shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). An electing U.S. Holder’s tax basis in the Shares or ADSs will be adjusted to reflect any such income or loss amounts.

Alternatively, a U.S. holder of shares or ADSs in a PFIC can sometimes avoid the rules described above by electing to treat the company as a “qualified electing fund” under section 1295 of the Internal Revenue Code. This option will not be available to U.S. Holders because the Company does not intend to comply with the requirements necessary to permit a U.S. Holder to make this election. U.S. Holders should consult their own tax advisors concerning the U.S. federal income tax consequences of holding Shares or ADSs if the Company is considered a passive foreign investment company in any taxable year.

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

Documents on Display

The constituent documents of the Company, exhibits to this and previous Annual Reports and other documents referred to herein may be inspected at the Company’s main corporate office at Ureta Cox 930, San Miguel, Santiago, Chile.

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk

Go to Table of Contents

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

It is the Company’s policy to enter into foreign currency and interest rate transactions and other financial instruments only to the extent considered necessary to meet its objectives as stated above. The Company does not enter into these transactions for speculative purposes.

The following discussion about the Company’s risk management includes “forward-looking statements” that involve risks and uncertainties. Actual results could differ from those projected in the forward-looking statements. See section “Forward Looking Statements”. In addition to the inherent risks related to the operations in each of its segments and countries in which it does business, the Company faces material market risk exposures in three categories: foreign currency exchange rate risk, interest rate risk and commodity price risk. The following discussion provides additional information regarding the Company’s exposure to each of these risks as of December 31, 2006.

Foreign Currency Exchange Rate Risk

Exposure to foreign currency exchange rate risk relates to the Company’s positions held in cash and cash equivalents, bank debt, bonds and other assets and liabilities indexed to currencies other than Chilean pesos.

In accordance with Technical Bulletin 64 issued by the Chilean Association of Accountants (“BT64”), most investments in foreign companies as well as various liabilities associated with these foreign investments should be considered as a net U.S. dollar exposure.

With respect to the Company’s foreign investment exposure, gains and losses from exchange rate variations are registered directly to the cumulative adjustment from foreign currency translation account included in other reserves in shareholders’ equity, without impacting the Company’s income statement. Assuming a 10% increase during 2007 of the Chilean peso/U.S. dollar exchange rate with respect to 2006 year-end balances, the impact on equity would be an increase in the Company’s cumulative translation adjustment account of approximately Ch$9,191 million.

The Company’s net exposure in Chile to U.S. dollar exchange rate risk in Chilean pesos as of December 31, 2006 was Ch$33,841 million (equivalent to US$63.6 million). Assuming a 10% increase during 2007 of the Chilean peso/U.S. dollar exchange rate with respect to 2006 year-end balances, the result would be a pre-tax accounting profit of approximately Ch$3,384 million. In addition to the Company’s net exposure in foreign investments, there are other assets and liabilities subject to foreign exchange fluctuations whose results impact the income statement. In particular, the Company maintains local currency exposures in Brazil, Argentina and Peru, all of which could affect the income statement. Based on the year-end balances, a simultaneous increase of 10% in the exchange rate in Argentina, Brazil and Peru of their respective local currencies in relation to the U.S. dollar during 2007 would result in a net loss of Ch$3,953 million.

Interest Rate Risk

Exposure to interest rate risk reflects the Company’s exposure to floating interest debt as well as debt renewals or rollovers which could be reset at higher than existing interest rates. As of December 31, 2006, approximately 38.4% of the Company’s total debt was represented by floating rate debt. The Company’s net exposure to interest rate risk as of December 31, 2006 was Ch$40,075 million. Assuming a 100 basis point, or “b.p.”, increase during 2007 in the weighted average interest rate with respect to 2006 year-end balances, the result would be an increase in net annual interest expenses of approximately Ch$313 million.

The Company has contracted debt in different currencies to take in account the possibility that a 100 b.p. increase in interest rates is more likely in certain countries than in others. In addition, a significant amount of debt is indexed to Chilean inflation (UF indexed debt), and as such, an increase in Chilean inflation will affect the total interest the Company pays on such debt.

Commodity Price Risk

The Company uses significant amounts of copper and aluminum to manufacture its products. Exposure to commodity price risk relates primarily to the Company’s metal inventories of copper and aluminum. The Company fixes product prices taking into consideration the market value of the principal raw materials it purchases in such a way that prices should normally follow trends in raw material costs (with a short time lag), thereby reducing commodity price risks. Depending on the competitive price environment and general economic conditions, the Company from time to time is unable to pass along raw material cost increases to its customers.

To hedge part of its risk of exposure to copper price fluctuations, the Company entered into derivatives contracts of this underlying asset. As of December 31, 2006, the Company had 3,500 tons of copper hedged and as of March 31, 2007, the Company had 2,750 tons of copper hedged by derivatives contracts.

During 2006, the Company sold on a consolidated basis 91,647 tons of copper and 26,896 tons of aluminum. As of December 31, 2006, the Company held inventories of copper and aluminum of 14,442 and 7,722 tons, respectively.

The following table presents the commodity inventories held by the Company for non-trading purposes as of December 31, 2006.

	As of December 31, 2006
	Carrying Amount	Fair Value
Copper
Tons	14,442
Value (in Ch$ million)	54,139	54,139
Aluminum
Tons	7,722
Value (in Ch$ million)	11,485	11,485

ITEM 12. Description of Securities Other than Equity Securities

Go to Table of Contents

Not applicable

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

Go to Table of Contents

Not applicable

ITEM 14. Material Modifications of the Rights of Security Holders and Use of Proceeds

Go to Table of Contents

Not applicable

ITEM 15. Controls and Procedures

Go to Table of Contents

Evaluation of Disclosure Controls and Procedures

Throughout 2006, the Company carried out, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of the design and operation of the disclosure controls and procedures (as defined in Rules 13a−15(e) and 15d−15(e) under the Securities Exchange Act of 1934, as amended). Based on their evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2006, the Company’s disclosure controls and procedures were not entirely effective because of the material weaknesses identified at one of its Brazilian Subsidiaries, Ficap, as of such date discussed below. In 2006, Ficap’s revenues and net income represented 25% and 20% of the Company’s consolidated revenues and net income, respectively. Notwithstanding the existence of the material weaknesses described below, the management has concluded that the consolidated financial statements in this Form 20-F fairly present, in all material respects, the Company’s financial position, results of operations and cash flows for the periods and dates presented.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a−15(f) under the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

With the participation of the Chief Executive Officer and Chief Financial Officer, the Company’s management conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2006, based on the framework and criteria established in Internal Control − Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

A significant deficiency means a deficiency in the design or operation of internal control that adversely affects the company’s ability to initiate, authorize, record, process or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the annual or interim financial statements that is more than inconsequential will occur and not be detected.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will occur and not be detected by management before the financial statements are published. In the assessment of the effectiveness in internal control over financial reporting as of December 31, 2006, the Company’s management determined that due to the implementation of a new SAP AG business process software system which was not completed by December 31, 2006, there were control deficiencies at Ficap Brazil that constituted material weaknesses, as described below:

  the existence of a large number of manual journal entries in different processes, which increases the possibility that errors exist in the financial statements, and that these errors are not detected or corrected;
  Weaknesses in the process of purchases and payments, related to the likelihood of registering a supplier document in duplicated form, or of annulling payments already given to the suppliers, which make the duplicated existence of registries and payments possible.
  inadequate segregation of functions observed in the assignment of users of different business processes, which increase the possibility of non-authorized transactions.

Although these deficiencies were found to be material weaknesses due to the potential for misstatements as a result of the internal control deficiencies and the lack of other mitigating controls, they did not affect the Company’s financial statements for the year ended December 31, 2006.

Remediation Plan for Material Weaknesses in the Internal Control over Financial Reporting

The Company is in the process of developing and implementing a remediation plan to address the material weaknesses described above and therefore improve its internal controls over financial reporting:

  The company is in the process to complete the implementation of its new SAP AG business process software system to reduce manual processes and improve oversight. The Company’s management expects to conclude this process by the end of the first semester of 2007;
  The Company’s internal audit prepared a report outlining the deficiencies of internal control identified in Ficap and included a description of the deficiency, the process affected, the proposed plan of remediation, the person responsible for the process, status of implementation and preliminary evaluation of the impact of the deficiency. From this report, the audit committee approved the deployment of a remediation strategy that contemplated, among other things, the dismissal of the Heads of Accounting and Treasury; reassignment of personnel to reinforce key functions; extensive revision of critical process documents carried out by the internal audit team with the aim to support the definition for the remediation plans of identified weakness and; implementation of programmed controls and access controls on the SAP system.
  As part of the certification process, the head of internal corporate audits communicated and began a program of communication and monitoring of the milestones reached by each subsidiary included in the scope of the consolidated review of the Madeco’s internal controls.
  Entity level controls in the corporate scope have been reinforced, which considers among other things, increased visits in the Ficap branch by the CFO and Internal Audit; control of planning fulfillment of activities in the remediation plan; definition of corporate methodology for documents evaluation SOA 404, which is communicated to all the branches.

In light of these material weaknesses, management conducted a thorough review of all significant or non−routine transactions for the year ended December 31, 2006. As a result of this review, management believes that there are no material inaccuracies or omissions of material fact and, to the best of its knowledge, believes that the consolidated financial statements for the year ended December 31, 2006 fairly present in all material respects our financial condition and results of operations in conformity with Chilean and United States generally accepted accounting principles.

The company’s management anticipates that the actions described above and resulting improvements in its controls will strengthen its internal control over financial reporting and will address the material weaknesses identified as of December 31, 2006.

Changes in Internal Control Over Financial Reporting

During 2006, there were two changes in the Company’s internal control over financial reporting, both at its subsidiary Ficap, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting:

  Standardization of the different transactions associated with the operation of Fondo de Inversion en Derechos de Créditos (Investment Fund in Credit Rights, “FIDC”) to avoid the possibility of registering duplicate entries and to implement a control mechanism by which to review documents delivered to FIDC;
  Implementation of a process to prepare bank reconciliation statements, since certain reconciliations were not made or were made with large portions of data unreconciled.

ITEM 16.

Go to Table of Contents

Reserved

Item 16A. Audit Committee Financial Expert

Pursuant to NYSE Rule 303A.06, Madeco has an Audit Committee that satisfies the requirements of Rule 10A-3 under the Exchange Act and certain additional requirements under NYSE Rule 303A. Mr. Eugenio Valck serves as Madeco’s audit committee financial expert.

Item 16B. Code Of Ethics

Madeco has adopted a code of ethics that applies to all of its employees, including the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer of Madeco S.A. It has filed the code of ethics as an exhibit to this annual report. Madeco’s code of ethics was not amended during 2006, and no waivers, either explicit or implicit, of provisions of the code of ethics were granted to its Chief Executive Officer, Chief Financial Officer or Chief Accounting Officer in 2006.

Item 16C. Principal Accountant Fees and Services

In 2004, 2005 and 2006, the Company hired Ernst & Young as independent auditors. The table below sets forth the total amount billed by Ernst & Young for services performed in the years 2006 and 2005, respectively:

	(in thousands of Ch$)
	2006	2005
Audit Fees	247,032	269,887
Audit-Related Fees	176,618	21,550
Tax Fees	27,693	9,786
All Other Fees	148	33,186
Total Fees	451,491	334,409

Audit Fees

Audit fees are fees billed for the audit of the Company’s annual consolidated financial statements.

Audit-Related Fees

Audit-related fees in 2005 and 2006 including consultation fees associated with Madeco’s annual report on Form 20-F.

Tax Fees

Tax fees in 2005 and 2006 were related to services for tax compliance, tax planning and tax advice.

Pre-Approval Policies and Procedures

The Audit Committee approves all audit, audit-related services, tax services and other services provided by Ernst & Young. Any service provided by Ernst & Young that is not specifically included within the scope of the audit is pre-approved by the Audit Committee prior to any engagement. The Audit Committee is permitted to approve certain fees for audit related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In 2006, none of the fees paid to Ernst & Young were approved pursuant to the de minimus exception.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

For the year ended December 31, 2006, neither the Company nor any person acting on the Company’s behalf made any purchase of the Company’s common shares.

PART III

ITEM 17. Financial Statements

Go to Table of Contents

Not applicable

ITEM 18. Financial Statements

Go to Table of Contents

Reference is made to pages F-1 through F-96

ITEM 19. Exhibits

Go to Table of Contents

Exhibit Description

1.1           Articles of Incorporation and Bylaws

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

12.1        Section 302 Certification of the Chief Executive Officer

12.2        Section 302 Certification of the Chief Financial Officer

13.1        Section 906 Certification of the Chief Executive Officer

13.2        Section 906 Certification of the Chief Financial Officer

* Incorporated by reference to the annual report in Form 20-F for the fiscal year ended December 31, 2002.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Madeco S.A.

/s/Tiberio Dall’Olio
Chief Executive Officer

Date: June 27, 2007

Madeco S.A. and Subsidiaries

Audited Consolidated Financial Statements as of
December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006 together with the Report of Independent Registered Public Accounting Firm

Madeco S.A. and Subsidiaries

ThCh$ - Thousands of Chilean pesos
US$ - United States dollars
ThUS$ - Thousands of United States dollars
UF - “Unidad de Fomento”. The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily based on changes in the Chilean Consumer Price Index.
ThBR - Thousands of Brazilian Reals

Application of Constant Chilean Pesos

The December 31, 2004 and 2005 consolidated financial statements have been restated for general price-level changes and expressed in constant Chilean pesos of December 31, 2006 purchasing power.

Report of Independent Registered Public Accounting Firm

Go to ACFS index

To the Board of Directors and Shareholders of

Madeco S.A.:

We have audited the accompanying consolidated balance sheets of Madeco S.A. and Subsidiaries (“the Company”) as of December 31, 2005 and 2006, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Madeco S.A. and Subsidiaries at December 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 32 to the consolidated financial statements).

ERNST & YOUNG LTDA.

Santiago, Chile

February 16, 2007

(Except for Notes 28 and 32 for which the date is June 15, 2007)

Consolidated Balance Sheets as of December 31, 2005 and 2006

Go to ACFS index

		As of December 31,
		2005	2006	2006
ASSETS	Notes	ThCh$	ThCh$	ThUS$
				(Note 2 (c))
Current assets:
Cash		4,371,910	4,733,667	8,891
Time deposits	5	96,105	261,552	491
Marketable securities	6	153,150	306,019	575
Accounts receivable, net	7	63,447,364	94,449,027	177,406
Notes and accounts receivable from related companies	24	728,703	1,547,139	2,906
Inventories, net	8	75,853,215	97,601,073	183,326
Recoverable taxes, net	19	6,373,843	9,392,070	17,641
Prepaid expenses		410,617	483,748	909
Deferred income taxes, net	19	3,396,240	5,574,606	10,471
Other current assets	9	7,428,597	17,934,869	33,688
Total current assets		162,259,744	232,283,770	436,304

Property, Plant and Equipment, net	10	147,906,173	147,948,401	277,895

Other assets:
Investments in related companies	11	8,230,105	8,984,605	16,876
Investments in other companies		2,722,045	3,564,375	6,695
Goodwill, net	12	18,878,351	17,466,054	32,807
Negative goodwill, net	12	(500,477)	(482,755)	(907)
Long-term notes and accounts receivable		354,595	441,838	830
Intangible assets, net		376,913	312,420	587
Other	13	11,341,324	6,263,116	11,764
Total other assets		41,402,856	36,549,653	68,652
Total assets		351,568,773	416,781,824	782,851

The accompanying notes form an integral part of these consolidated financial statements.

		As of December 31,
		2005	2006	2006
LIABILITIES AND SHAREHOLDERS’ EQUITY	Notes	ThCh$	ThCh$	ThUS$
				(Note 2 (c))
Current liabilities:
Short-term bank loans	14	24,941,723	15,490,509	29,096
Current portion of long-term debt	14	2,566,960	16,240,836	30,506
Current portion of bonds payable	17	4,343,590	4,536,996	8,522
Long-term obligations, current portion Long term obligations, current portion		418,424	488,364	917
Dividends payable		2,596	82,882	156
Accounts and notes payable		18,407,855	24,226,422	45,505
Notes and accounts payable to related companies	24	8,619,072	446,605	839
Accrued liabilities and provisions	15	7,321,899	8,110,554	15,234
Withholdings		1,855,095	1,554,113	2,919
Unearned revenues		1,488,210	7,848,440	14,742
Other current liabilities		985,291	1,217,712	2,287
Total current liabilities		70,950,715	80,243,433	150,723
Long-term liabilities:
Long-term debt	17	25,135,313	41,470,811	77,896
Bonds payable	17	24,716,758	20,226,108	37,991
Miscellaneous payables	18	5,648,635	5,241,111	9,844
Accrued liabilities and provisions	15	4,043,763	5,501,964	10,334
Deferred income taxes	19	354,887	490,056	921
Other long-term liabilities		604,495	585,424	1,100
Total long-term liabilities		60,503,851	73,515,474	138,086

Minority interest	25	10,421,165	11,467,736	21,540
Contingencies and commitments	22	-	-	-

Shareholders’ equity:	20
Paid-in capital, no par value		254,609,211	264,072,357	496,013
Reserves		36,910,190	38,836,177	72,947
Accumulated deficit		(94,092,983)	(81,557,327)	(153,191)
Net income for the year		12,266,624	30,203,974	56,733
Total Shareholders’ equity		209,693,042	251,555,181	472,502
Total Liabilities and Shareholders’ equity		351,568,773	416,781,824	782,851

The accompanying notes form an integral part of these consolidated financial statement.

Consolidated Statements of Income for the years ended December 31, 2004, 2005 and 2006

Go to ACFS index

		For the years ended December 31,
	Notes	2004	2005	2006	2006
		ThCh$	ThCh$	ThCh$	ThUS$
					(Note 2 (c))
Operating income:
Net sales		342,749,920	373,162,738	559,141,475	1,050,248
Cost of sales		(292,597,976)	(320,132,176)	(478,969,394)	(899,659)
Gross profit		50,151,944	53,030,562	80,172,081	150,589
Administrative and selling expenses		(23,521,864)	(24,605,517)	(28,406,345)	(53,356)
Operating income		26,630,080	28,425,045	51,765,736	97,233

Non-operating income and expense:
Interest income		997,893	822,023	1,604,896	3,015
Other non-operating income	23	1,537,544	2,369,313	116,652	219
Equity participation in income of related companies	11	21,030	286,977	688,274	1,293
Interest expense		(11,636,914)	(9,556,044)	(11,410,435)	(21,432)
Equity participation in losses of related companies	11	(45,371)	-	-	-
Amortization of goodwill	12	(1,842,028)	(1,694,816)	(1,721,235)	(3,233)
Other non-operating expenses	23	(3,893,548)	(3,346,234)	(2,851,583)	(5,358)
Price-level restatement, net	3	(704,244)	(2,041,825)	(1,606,724)	(3,018)
Foreign exchange (loss) gain, net	4	438,909	(767,869)	334,636	629
Non-operating loss		(15,126,729)	(13,928,475)	(14,845,519)	(27,885)

Income before income taxes, minority interest and amortization of negative goodwill		11,503,350	14,496,570	36,920,217	69,348
Income taxes	19	(1,631,321)	(1,497,582)	(5,204,542)	(9,776)
Income before minority interest and amortization of negative goodwill		9,872,030	12,998,988	31,715,675	59,572
Minority interest	25	(868,023)	(751,863)	(1,538,153)	(2,889)
Income before amortization of negative goodwill		9,004,007	12,247,125	30,177,522	56,683
Amortization of negative goodwill	12	-	19,499	26,452	50
Net income		9,004,007	12,266,624	30,203,974	56,733

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006

Go to ACFS index

	For the years ended December 31,
	2004	2005	2006	2006
	ThCh$	ThCh$	ThCh$	ThUS$
				(Note 2 (c))
Cash flow from operating activities:
Collection of accounts receivable	398,225,957	437,520,905	639,800,925	1,201,752
Financial income received	1,070,120	2,255,427	1,019,130	1,914
Dividends and other distributions received	-	-	51,923	98
Other income received	2,228,637	379,910	7,764,909	14,585
Payments to suppliers and personnel	(377,565,120)	(408,957,760)	(624,031,834)	(1,172,133)
Interest paid	(12,039,261)	(13,748,808)	(9,333,776)	(17,532)
Income taxes paid	(495,588)	(2,328,408)	(4,972,011)	(9,339)
Other expenses	(218,980)	(606,997)	(286,828)	(539)
Value added taxes and other similar items paid	(6,180,567)	(3,919,740)	(4,099,133)	(7,699)
Net cash provided by operating activities	5,025,198	10,594,529	5,913,305	11,107

Cash flow from investing activities:
Proceeds from sales of investments	30,320,736	217,872	-	-
Proceeds from sales of property, plant and equipment	1,043,443	311,940	2,481,757	4,662
Additions to property, plant and equipment	(6,808,969)	(10,616,305)	(14,333,606)	(26,923)
Investments in other companies	(8,471)	(187,647)	(4,259)	(8)
Decrease in accounts receivable from related companies	23,422	52,785	84,416	159
Other investing activities (net)	1,359,216	1,110,915	1,342,571	2,521
Other disbursements for investment	-	(2,673,162)	-	-
Net cash provided by (used in) investing activities	25,929,377	(11,783,602)	(10,429,121)	(19,589)

Cash flow from financing activities:
Borrowings from banks and others	36,064,928	116,045,200	140,183,603	263,310
Proportion of dividends paid to minority shareholders	(161,110)	(38,819)	(607,199)	(1,141)
Payments of loans	(40,928,488)	(159,673,463)	(127,731,579)	(239,921)
Increase in bonds payable	32,355,031	-	-	-
Payment of loans from related parties	-	-	(1,552,711)	(2,916)
Decrease in bonds payable	(61,850,702)	(4,556,178)	(4,256,422)	(7,995)
Capital increase in subsidiaries contributed by minority shareholders	10,624,009	44,060,660	9,463,145	17,775
Other financing disbursements	-	-	(1,051,434)	(1,975)
Net cash (used in) provided by financing activities	(23,896,332)	(4,162,600)	14,447,403	27,137
Net increase(decrease) in cash and cash equivalents	7,058,243	(5,351,673)	9,931,587	18,655
Effect of price-level restatement on cash and cash equivalents	679,193	(308,670)	(340,908)	(640)
Net increase(decrease) in cash and cash equivalents	7,737,436	(5,660,343)	9,590,679	18,015
Cash and cash equivalents at the beginning of year	5,877,546	13,614,982	7,954,639	14,941
Cash and cash equivalents at the end of year	13,614,982	7,954,639	17,545,318	32,956

The accompanying notes form an integral part of these consolidated financial statements.

	For the years ended December 31,
	2004	2005	2006	2006
	ThCh$	ThCh$	ThCh$	ThUS$
				(Note 2 (c))
Reconciliation of net income for the year to net cash flow from operating activities:
Net income for the year	9,004,007	12,266,624	30,203,974	56,733
Items that do not represent cash flows:
Depreciation (1)	11,407,833	11,479,354	13,391,201	25,153
Amortization of goodwill	1,842,028	1,694,816	1,721,235	3,233
Amortization of negative goodwill		(19,499)	(26,452)	(50)
Minority interest	868,023	751,863	1,538,153	2,889
Price-level restatement, net	704,244	2,041,825	1,606,724	3,018
Foreign exchange (gain) loss, net	(438,909)	767,869	(334,636)	(629)
Gain on sales of property, plant and equipment	(60,991)	(197,099)	(16,646)	(31)
Equity participation in net losses (income) of investments under equity method, net	24,341	(286,977)	(688,274)	(1,292)
Gains on sales of investments	(6,592)	-	(31,627)	(59)
Write-offs and provisions	837,508	853,441	6,229,279	11,700
Other charges to income which do not represent cash flows (1)	7,905,087	4,738,006	7,352,537	13,810
Net changes in operating assets and liabilities:
Increase in accounts and notes receivable	(10,437,173)	(7,807,391)	(25,877,839)	(48,607)
Increase in inventories	(18,871,198)	(2,705,710)	(25,482,062)	(47,864)
Increase in other assets	(738,953)	(7,818,171)	(1,589,819)	(2,986)
Increase (decrease) in accounts and notes payable	3,236,224	(5,712,903)	4,591,513	8,625
(Decrease) increase in other current liabilities	(250,280)	548,481	(6,673,956)	(12,536)
Net cash provided by operating activities	5,025,198	10,594,529	5,913,305	11,107

	For the years ended December 31,
	2004	2005	2006	2006
	ThCh$	ThCh$	ThCh$	ThUS$
				(Note 2 (c))
Supplemental Cash Flow Information:
Assets acquired under capital leases	123,368	389,109	425,465	(799)

(1) Other charges to income, which do not represent cash flows, include additional depreciation charges, which were reflected in non-operating expenses, as detailed in Note 10.

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

Go to ACFS index

Note 1 – The Company

Madeco S.A. and subsidiaries (“the Company”) is a sociedad anonima abierta (open stock corporation) that is organized under the laws of the Republic of Chile (“Chile”) whose shares and American Depositary Receipts are quoted on the Chilean and New York Stock Exchanges, respectively. Furthermore, the Company files financial statements with the Chilean Superintendencia de Valores y Seguros (Superintendency of Securities and Insurance, or “SVS”) and the United States Securities and Exchange Commission (“SEC”). Unless otherwise specified, all references to “Madeco” or the “Company” are to Madeco S.A. together with its consolidated subsidiaries and references to “Madeco Chile” include only Madeco S.A.

The Company operates in four main segments. The principal operating segment and the Company’s largest business unit is its Wire & Cable business, with production facilities in Chile, Brazil, Peru and Argentina. The Wire & Cable business unit’s main clients are in the telecom, energy, mining, construction and industrial sectors. The Company’s second operating segment is Brass Mills unit, which manufactures pipes, bars and sheets from copper, brass, aluminum and related alloys. Additionally, the Brass Mills unit manufactures coin blanks and minted coins from alloys comprising copper, nickel, aluminum and zinc. The Company’s Brass Mills facilities are located in Chile and Argentina. The Company’s third operating segment, Flexible Packaging manufactures printed flexible packaging for use in the packaging of mass consumer products. The Company has flexible packaging facilities in Chile and Argentina, and in addition it exerts significant influence over its equity investment in Peru that operates in the same business. The fourth operating segment of the Company is Aluminum Profiles. The aluminum profiles produced by the Company in Chile are used in the residential and the non-residential construction sector as well as in the production of industrial durable goods.

Note 2 – Summary of significant accounting policies

a) Basis of preparation, presentation and consolidation of the consolidated financial statements

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Chile and the regulations established by the SVS (collectively referred to as “Chilean GAAP”). Certain accounting practices applied by the Company that conform with accounting principles generally accepted in Chile do not conform with accounting principles generally accepted in the United States of America (“US GAAP”). A reconciliation of Chilean GAAP to US GAAP is provided in Note 32.

Certain amounts in the prior year’s financial statements have been reclassified to conform to the current year’s presentation.

The accompanying financial statements reflect the consolidated results of operations of Madeco S.A. and its subsidiaries. All significant intercompany transactions have been eliminated in consolidation. The Company consolidates the financial statements of companies in which it controls over 50% of the voting shares.

The consolidated financial statements as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 include the following subsidiaries:

	As of December 31,
	2004	2005	2006
	%	%	%
Percentage of Direct and Indirect Ownership
Alusa S.A. and Subsidiaries	75.96	75.96	75.96
Indalum S.A. and Subsidiaries	99.16	99.16	99.16
Armat S.A.	100.00	100.00	100.00
Comercial Madeco S.A. and Subsidiaries (Argentina) (1)	100.00	100.00	100.00
Indeco S.A. (Peru)	93.00	94.01	94.01
Madeco Overseas S.A. (Cayman Islands)	100.00	100.00	100.00
Soinmad S.A. and Subsidiaries	100.00	100.00	100.00
Metalurgica Industrial S.A. and Subsidiaries (Argentina) (1)	100.00	100.00	-
Metal Overseas S.A. and Subsidiaries (Cayman Islands)	100.00	100.00	100.00

  In June 2006, in a group transaction Comercial Madeco S.A. acquired 106,393,873 shares of Metalurgica Industrial S.A. from Madeco S.A. Agencia Islas Caiman, increasing its participation from 24,25% to 61,33%. As a consequence, Comercial Madeco S.A. is consolidating Metalurgica Industrial S.A. and Subsidiaries, which therefore is not presented as a direct subsidiary. The Company’s total participation in Metalurgica Industrial S.A. remained unchanged.

All significant intercompany balances and transactions have been eliminated in consolidation, as well as any unrealized gains or losses arising from such transactions. The participation of minority shareholders in subsidiaries has been given effect in the consolidated financial statements under the caption Minority interest.

The preparation of financial statements in conformity with Chilean GAAP, along with the reconciliation to US GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b) Price-level restatement

The cumulative inflation rate in Chile as measured by the Chilean Consumer Price Index (“CPI”) for the three-year period ended December 31, 2006 was approximately 8.4%.

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

The restatements were calculated using the official consumer price index of the National Institute of Statistics and based on the “prior-month rule,” in which the inflation adjustments are based on the CPI at the close of the month preceding the close of the respective period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index that most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile and consequently it is widely used for financial reporting purposes.

The values of the Chilean consumer price indices used to reflect the effects of the changes in the purchasing power of the Chilean peso (“price-level restatement”) are as follows:

	Index	Change over Previous November 30,

November 30, 2004 …………………	117.28	2.5%
November 30, 2005 …………………	121.53	3.6%
November 30, 2006 …………………	124.11	2.1%

By way of comparison, the actual values of the Chilean consumer price indices as of the balance sheet dates are as follows:

	Index	Change over Previous December 31,

December 31, 2004 …………………	116.84	2.4%
December 31, 2005 …………………	121.12	3.7%
December 31, 2006 …………………	124.23	2.6%

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

Index-linked assets and liabilities

Assets and liabilities that are denominated in index-linked units of account are stated at the year-end values of the respective units of account. The principal index-linked unit used in Chile is the Unidad de Fomento (“UF”), which is adjusted daily to reflect the changes in Chile’s CPI. Certain of the Company’s investments are linked to the UF. As the Company’s indexed liabilities exceed its indexed assets, the increase in the index results in a net loss. Values for the UF are as follows (historical Chilean pesos per UF):

Ch$

December 31, 2004 …………	17,317.05
December 31, 2005 …………	17,974.81
December 31, 2006 …………	18,336.38

Comparative financial statements

For comparative purposes, the historical December 31, 2004 and 2005 consolidated financial statements and their accompanying notes have been presented in constant Chilean pesos as of December 31, 2006. Amounts previously presented in constant Chilean pesos as of each balance sheet date have been adjusted by the percentage changes in the CPI to December 31, 2006 as follows:

Year	Change in Index

2005……………………	5.8% (1)
2006……………………	2.1% (2)

  Equivalent to the change in the CPI for 2005 multiplied with the change in the CPI for 2006.
  Equivalent to the change in the CPI for 2006.

This updating does not change the prior years’ statements or information in any way except to update the amounts to constant Chilean pesos of similar purchasing power.

c) Currency translation

Balances denominated in foreign currencies included in the consolidated balance sheets and detailed in Note 21 have been translated into Chilean pesos at the observed exchange rates determined by the Central Bank of Chile in effect at each year end.

As of December 31 2004, 2005 and 2006 the foreign exchange rates of most relevant foreign currencies were as follows:

	As of December 31,
	2004	2005	2006
Currency
United States dollar (US$)	557.40	512.50	532.39
Argentine peso (AR$)	187.36	169.42	173.93
Brazilian real (BR$)	209.99	219.35	248.78
Peruvian sol (S$)	169.78	149.77	166.89

The net effect of foreign exchange translation in income is detailed in Note 4.

Convenience translation to US dollars

The financial statements are stated in Chilean pesos. The translations of Chilean pesos into US dollars are included solely for the convenience of the reader, using the observed exchange rate reported by the Chilean Central Bank as of December 31, 2006 of Ch$ 532.39 for US$ 1.00. The convenience translations should not be construed as representations that the Chilean peso amounts have been, could have been, or could in the future be, converted into US dollars at this or any other exchange rate.

d) Cash and cash equivalents

The Company considers all short-term, highly liquid investment securities with remaining maturities of three months or less to be cash equivalents for the purposes of the consolidated statements of cash flows:

	As of December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Cash and Cash Equivalents
Cash	3,166,335	4,371,910	4,733,667
Time deposits (Note 5)	4,304,004	96,105	261,552
Mutual funds (Note 6)	47,060	153,150	306,019
Securities purchased under resell agreements (Note 9)	6,097,583	3,333,474	12,244,080
Total	13,614,982	7,954,639	17,545,318

e) Time deposits and marketable securities

Time deposits denominated in UF are stated at cost plus interest and indexation accrued at each year-end.

Marketable securities consist of Mutual Funds and are valued at the quoted redemption value of the respective share at each balance sheet date.

f) Accounts receivable and allowance for accounts receivable

Accounts receivable are shown net of the allowance for doubtful accounts. Allowances are recorded at the end of each period for those balances considered to be of doubtful recovery based on an analysis of aging of balances and the evaluation of customers’ financial standing.

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

h) Property, plant and equipment

Property, plant and equipment are stated at cost plus price-level restatement. In accordance with instructions issued by the SVS, property, plant and equipment also include effects of the revaluation increment arising from the technical appraisals of certain assets which were carried out in 1979 and 1986.

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

Depreciation of property, plant and equipment is determined using the straight-line method based on the estimated useful lives of the assets. In accordance with Circular No. 1529 issued by the SVS depreciation amounts include respective portion of the technical appraisal revaluation.

The estimated useful lives of the principal categories of property, plant and equipment are as follows:

Estimated years of useful life
Assets group
Buildings and Infrastructure	20 to 70
Installations	5 to 33
Machinery and equipment	5 to 40
Engine and Equipment	7
Other fixed assets	2 to 10

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

i) Investments in related companies

Investments in related companies over which the Company has significant influence, are included under the caption Other assets and are recorded using the equity method. Accordingly, the Company’s proportional share in the net income (loss) of each investee is recognized in the non-operating income or expense on an accrual basis, after eliminating any unrealized gains and losses from transactions with the related companies.

Equity movements that do not affect the income of the related companies are shown proportionally as a charge or credit to the account Other reserves in Shareholders’ equity.

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

Beginning January 1, 2004, the Company adopted Technical Bulletin No. 72 of the Chilean Association of Accountants, which prospectively changed the basis for determining amounts of goodwill and negative goodwill generated in transactions after January 1, 2005. This standard requires allocation of the purchase price based on the fair value of the identifiable assets acquired and identifiable liabilities assumed. Goodwill is amortized over the expected period of return of the investment that corresponds to a useful life of 5 to 20 years. Negative goodwill is amortized over the estimated useful life of the underlying non-monetary assets acquired.

Goodwill and negative goodwill may also be recorded in the purchase of investments accounted for by the equity method.

m) Intangibles

Trademarks are recorded at historical cost plus price-level restatement and are amortized on a straight-line basis over the period in which they are expected to benefit the Company; however, the period should be no longer than 40 years, in accordance with Technical Bulletin No. 55 of the Chilean Association of Accountants.

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

o) Staff severance indemnities

The Company has obligations for staff severance indemnities which are recognized by calculating the present value of estimated future payments of the benefits and assuming real annual discount rates, using the accrued cost of the benefit method.

p) Accrued vacation expense

The cost of employee vacations is recognized in the financial statements on an accrual basis.

q) Current and deferred income taxes

Current income tax provisions are recognized by the group companies on the basis of respective tax regulations in each jurisdiction where the Company operates.

The Company records income taxes in accordance with Technical Bulletin No. 60 (“BT 60”) and complementary technical bulletins thereto issued by the Chilean Association of Accountants and with SVS Circulars No. 1466 and No. 1560, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities. As a transitional provision on January 1, 2000, the date of adoption of BT 60, a contra asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra assets or liabilities must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability related were calculated, using the tax rates that were expected to be in effect at the time of reversal.

To the extent necessary, deferred tax assets are further reduced by a valuation allowance, if based on the weight of available evidence; it is more likely than not that some portion of the deferred tax assets will not be realized.

r) Revenue recognition

Revenue is recognized when goods are delivered to customers or the services are rendered. Unearned revenues, related to sales that the Company has invoiced and collected in advance, is not recognized until the related goods are delivered.

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

Accordingly, the financial statements of the Company’s subsidiaries in Argentina, Brazil and Peru are remeasured into US dollars as follows:

• Monetary assets and liabilities are translated at year-end exchange rates between the US dollar and the local currency.

• All non-monetary assets and liabilities and shareholders’ equity are translated at historical exchange rates between the US dollar and the local currency.

• Income and expense accounts, except for such accounts that are calculated using historical rates (e.g. depreciation and amortization) are translated at average exchange rates between the US dollar and the local currency.

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

In addition as permitted by the Technical Bulletin No. 64, the Company designated certain debt instruments as hedges of net foreign investments. Exchange gains and losses resulting from translation of hedging instruments are recorded directly in Shareholders’ equity in the Cumulative translation adjustment.

t) Derivative instruments

The Company enters into foreign currency forward contracts, interest rate swap contracts and option contracts to hedge against the risk of fluctuations in exchange rates between the Chilean peso, US dollar and Brazilian Real, changes in interest rates and changes in market prices of commodities. These instruments are recorded in accordance with Technical Bulletin No. 57.

Derivative contracts that are designated as hedges of existing assets or liabilities are valued at their respective fair values. No adjustment to the hedged item’s carrying amount is recorded. If the net variation in the value of the derivative instrument and the hedged item results in a loss, the difference is recorded in the operating income. If the net variation in the value of the derivative instrument and the hedge item results in a gain, the net difference is deferred and recorded as an unrealized gain in the balance sheet.

Derivative contracts that are designated as hedges of future cash flows or transactions are valued at their respective fair values. Variation in the fair value are deferred and recorded as unrealized gains or losses in the income statement until the underlying transaction is realized.

u) Share issuance costs

The costs of stock issuance and placement related to capital increases have been recorded in Shareholders’ equity under the caption Contributed surplus.

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

Note 3 - Price-level restatement

The application of price-level restatement as described in note 2 b) resulted in net charges to income, the effect of which is summarized as follows:

	Credit (charge) as of December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$

Property, plant and equipment, net	2,085,548	2,915,726	1,672,488
Inventories, net	566,720	515,131	164,791
Other current assets	218,349	320,279	156,817
Other assets	3,486,066	4,254,820	2,185,261
Other foreign currency denominated liabilities	(339,156)	(413,486)	(181,376)
Shareholders’ equity, net	(3,996,290)	(5,737,987)	(4,382,419)
Income and expense accounts in constant Chilean pesos as of year end	(273,164)	(300,432)	(299,028)
Net adjustment of assets and liabilities indexed to UF	(2,452,317)	(3,595,876)	(923,258)
Net loss from Price-level restatement	(704,244)	(2,041,825)	(1,606,724)

Note 4 - Foreign exchange differences

Foreign exchange differences are summarized as follows:

	Credit (charge) as of December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$

Cash and short-term investments	(120,188)	(55,234)	318,691
Accounts receivable	(1,093,082)	(1,003,233)	550,532
Other assets	136,727	(277,544)	243,096
Bank loans	373,879	469,938	(525,682)
Other liabilities	604,285	859,152	(384,114)
Loss on hedging transactions	(1,010,174)	(1,866,875)	(2,195,321)
Translation adjustments in foreign subsidiaries, net	1,547,462	1,105,927	2,327,434
Net foreign exchange gains	438,909	(767,869)	334,636

Note 5 – Time deposits

Time deposits are summarized as follows:

	As of December 31,
	2005	2006
	ThCh$	ThCh$

Time deposits in foreign currencies	96,105	261,552
Total time deposits	96,105	261,552

Note 6 – Marketable securities

Marketable securities are summarized as follows:

	As of December 31,
	2005	2006
	ThCh$	ThCh$

Mutual funds	153,150	306,019
Total marketable securities	153,150	306,019

Note 7 - Accounts receivable

a) Accounts receivable, net of allowances for doubtful accounts, are summarized as follows:

	As of December 31,
	2005	2006
	ThCh$	ThCh$

Trade accounts receivable	60,831,973	87,666,935
Allowance for doubtful trade accounts receivable	(4,149,340)	(3,988,950)
Notes receivable	5,395,958	6,064,732
Allowance for doubtful notes receivables	(821,726)	(889,125)
Other accounts receivable	5,600,859	9,069,604
Allowance for doubtful other accounts	(3,410,360)	(3,474,169)
Total accounts receivable, net	63,447,364	94,449,027

b) Changes in short-term allowance for doubtful accounts receivable for the years ended December 31, 2004, 2005 and 2006 are as follows:

	As of December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$

Balance at the beginning of the year	11,110,025	6,231,473	8,381,426
Price-level restatement	(283,880)	(158,661)	(144,809)
Effect of devaluation of foreign currencies	(134,987)	(663,392)	53,815
Reclassification (to) from long-term (1)	(1,583,846)	3,251,847	-
Allowance established (released), net	(706,078)	144,550	338,013
Write-offs	(2,169,761)	(424,391)	(276,201)
Balance at the end of the year	6,231,473	8,381,426	8,352,244

(1) Amount was reclassified (to) from the long-term allowance consistent with the corresponding balance of account receivable that was reclassified (to) from the long-term.

  Changes in long-term allowance for doubtful accounts receivable for the years ended December 31, 2004, 2005 and 2006 are as follows:

	As of December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$

Balance at the beginning of year	1,785,068	3,368,914	-
Price-level restatement	-	(117,067)	-
Reclassification from (to) short term (1)	1,583,846	(3,251,847)	-
Balance at the end of year	3,368,914	-	-

(1) Amount was reclassified to (from) the short-term allowance for doubtful accounts consistent with the corresponding balance of account receivable that was reclassified to (from) the short-term.

Note 8 - Inventories

a) Inventories are summarized as follows:

	As of December 31,
	2005	2006
	ThCh$	ThCh$

Raw materials	27,924,867	37,823,688
Finished goods	16,501,254	21,889,835
Work-in-progress	21,839,345	26,326,703
Consumable materials	6,266,125	7,106,255
Supplies in transit	3,239,310	3,825,266
Supplies	2,915,259	3,432,172
Sub-total	78,686,160	100,403,919
Allowance for obsolescence	(2,832,945)	(2,802,846)
Inventories, net	75,853,215	97,601,073

b) Changes in the allowance for obsolescence for the years ended December 31, 2004, 2005 and 2006 are as follows:

	As of December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$

Balance at beginning of year	4,124,603	3,087,677	2,832,945
Price-level restatement	(100,600)	(107,294)	(58,269)
Effect of devaluation of foreign currencies	(2,730)	(45,965)	107,099
Allowance established	371,613	294,182	520,601
Allowance released (1)	(1,251,107)	(260,657)	(599,530)
Write-offs	(54,102)	(134,998)	-
Balance at end of year	3,087,677	2,832,945	2,802,846

  Corresponds to the reversal of the allowance for obsolescence previously recorded for slow moving inventories that have been sold during the period. Such reversal is recognized as an adjustment to the cost basis of the item sold.

The Company’s inventory primarily consists of copper as a raw material and copper-based products. The costs and sales prices of respective products are directly linked to the commodity price, and fluctuations significantly affect the Company’s results.

Due to a decline in the average price of copper (LME) in December 2006, the Company recorded inventory at net realizable value in accordance with to the accounting policy as described in Note 2 g). As a consequence, as of December 31, 2006, the Company recorded a loss of ThCh$ 4,185,475, of which ThCh$ 3,121,560 is reflected in operating income. The remaining portion is covered by hedging agreements, which are offsetting the effect in income (detailed in Note 27).

Note 9 – Other current assets

Other current assets are summarized as follows:

	As of December 31,
	2005	2006
	ThCh$	ThCh$
Securities purchased under resell agreements (1)	3,333,474	12,244,080
Deposit in guarantee (2)	729,794	676,714
Property, plant and equipment to be disposed of, net (3) (Note 10a)	2,974,719	3,748,647
Discount on bond issuance	157,485	157,349
Copper hedging agreement at fair value (4)	-	1,040,667
Other	233,125	67,412
Total	7,428,597	17,934,869

(1) Details provided in the table below.
(2) Relates to time deposits held in custody as a result of the sale of a plant by the subsidiary Alufoil S.A., which is being registered in the property register.
(3) Shown net of allowances for adjustments to realization value of ThCh$ 296,461 of December 31, 2006 (ThCh$ 1,147,697 as of December 31, 2005).
(4) Relates to the fair value of existing purchase hedging agreements (Asian options and Swap), which are detailed in Note 27 “Derivative Contracts”.

The detail of securities purchased under resell agreements to resell as of December 31, 2005 is as follows:

			Original	Transaction	Interest	Final		Market
Purchase Date	Maturity Date	Counterparty	currency	amount	Rate	value at maturity	Description of Instrument	value
				ThCh$	%	ThCh$		ThCh$
December 27, 2005	January 7, 2006	BBVA, Corredores de Bolsa BHIF S.A.	Ch$	2,183	5.52	2,185	Non-indexed promissory note	2,184
December 27, 2005	January 7, 2006	BBVA, Corredores de Bolsa BHIF S.A.	Ch$	2,672	5.52	2,674	Non-indexed promissory note	2,674
December 27, 2005	January 7, 2006	BBVA, Corredores de Bolsa BHIF S.A.	Ch$	2,137	5.52	2,139	Non-indexed promissory note	2,138
December 27, 2005	January 7, 2006	BBVA, Corredores de Bolsa BHIF S.A.	Ch$	2,218	5.52	2,220	Non-indexed promissory note	2,219
December 27, 2005	January 7, 2006	BBVA, Corredores de Bolsa BHIF S.A.	Ch$	32,155	5.52	32,185	Non-indexed promissory note	32,175
December 27, 2005	January 7, 2006	BBVA, Corredores de Bolsa BHIF S.A.	Ch$	1,444	5.52	1,445	Non-indexed promissory note	1,444
December 27, 2005	January 7, 2006	BBVA, Corredores de Bolsa BHIF S.A.	Ch$	618,863	5.52	619,433	Non-indexed promissory note	619,245
December 27, 2005	January 7, 2006	BBVA, Corredores de Bolsa BHIF S.A.	Ch$	52,218	5.52	52,266	Non-indexed promissory note	52,250
December 27, 2005	January 7, 2006	BBVA, Corredores de Bolsa BHIF S.A.	Ch$	102,911	5.52	103,006	Non-indexed promissory note	102,974
December 30, 2005	January 2, 2006	BBVA, Corredores de Bolsa BHIF S.A.	Ch$	691,485	3.60	691,692	Non-indexed promissory note	691,555
December 30, 2005	January 2, 2006	BBVA, Corredores de Bolsa BHIF S.A.	Ch$	2,795	3.60	2,797	Non-indexed promissory note	2,795
December 28, 2005	January 2, 2006	BBVA, Corredores de Bolsa BHIF S.A.	Ch$	106,230	5.40	106,310	Non-indexed promissory note	106,277
December 28, 2005	January 2, 2006	Valores Security S.A. Corredores de Bolsa	Ch$	102,913	5.40	102,990	Non-indexed promissory note	102,960
December 28, 2005	January 2, 2006	Valores Security S.A. Corredores de Bolsa	Ch$	122,023	5.40	122,115	Non-indexed promissory note	122,078
December 28, 2005	January 2, 2006	Valores Security S.A. Corredores de Bolsa	Ch$	143,617	5.40	143,723	Non-indexed promissory note	143,680
December 28, 2005	January 2, 2006	Valores Security S.A. Corredores de Bolsa	Ch$	36,174	5.40	36,202	Non-indexed promissory note	36,190
December 28, 2005	January 2, 2006	Valores Security S.A. Corredores de Bolsa	Ch$	9,855	5.40	9,862	Non-indexed promissory note	9,859
December 28, 2005	January 2, 2006	Valores Security S.A. Corredores de Bolsa	Ch$	67,846	5.40	67,898	Non-indexed promissory note	67,877
December 28, 2005	January 2, 2006	Valores Security S.A. Corredores de Bolsa	Ch$	49,215	5.40	49,253	Non-indexed promissory note	49,238
December 28, 2005	January 2, 2006	Valores Security S.A. Corredores de Bolsa	Ch$	72,867	5.40	72,922	Non-indexed promissory note	72,899
December 28, 2005	January 2, 2006	Valores Security S.A. Corredores de Bolsa	Ch$	28,146	5.40	28,167	Non-indexed promissory note	28,158
December 28, 2005	January 2, 2006	Valores Security S.A. Corredores de Bolsa	Ch$	17,314	5.40	17,327	Non-indexed promissory note	17,322
December 28, 2005	January 2, 2006	Valores Security S.A. Corredores de Bolsa	Ch$	14,397	5.40	14,408	Non-indexed promissory note	14,404
December 28, 2005	January 2, 2006	Valores Security S.A. Corredores de Bolsa	Ch$	46,203	5.40	46,238	Non-indexed promissory note	46,224
December 30, 2005	January 9, 2006	BANCHILE, Corredores de Bolsa S.A.	Ch$	189,906	5.04	190,171	Non-indexed promissory note	189,933
December 28, 2005	January 10, 2006	Banco de Chile (1)	Ch$	409,217	4.32	409,855	Non-indexed promissory note	409,337
December 30, 2005	January 6, 2006	Banco de Chile (1)	Ch$	287,922	4.32	288,163	Non-indexed promissory note	287,956
December 30, 2005	January 6, 2006	Banco Security S.A.	Ch$	45,945	3.96	45,980	Non-indexed promissory note	45,950
December 30, 2005	January 6, 2006	Banco Security S.A.	Ch$	71,470	3.96	71,525	Non-indexed promissory note	71,479
							Total	3,333,474

(1) Banco de Chile is a related party under common control. However, respective balances have been classified according to the nature of the underlying transaction to present fairly the character of this relation (see Note 24).

The detail of securities purchased under resell agreements to resell as of December 31, 2006 is as follows:

			Original	Transaction	Interest	Final		Market
Purchase Date	Maturity Date	Counterparty	currency	Amount	rate	value at maturity	Description of Instrument	Value
				ThCh$	%	ThCh$		ThCh$
December 28, 2006	January 8, 2007	BBVA Corredores de Bolsa BHIF S.A.	Ch$	26,386	6.00	26,435	Non-indexed promissory note	26,399
December 28, 2006	January 8, 2007	BBVA Corredores de Bolsa BHIF S.A.	Ch$	183,431	6.00	183,767	Non-indexed promissory note	183,523
December 28, 2006	January 8, 2007	BBVA Corredores de Bolsa BHIF S.A.	Ch$	209,183	6.00	209,566	Non-indexed promissory note	209,287
December 26, 2006	January 2, 2007	BBVA Corredores de Bolsa BHIF S.A.	Ch$	40,474	6.00	40,521	Non-indexed promissory note	40,507
December 26, 2006	January 2, 2007	BBVA Corredores de Bolsa BHIF S.A.	Ch$	3,240	6.00	3,244	Non-indexed promissory note	3,243
December 26, 2006	January 2, 2007	BBVA Corredores de Bolsa BHIF S.A.	Ch$	2,172,874	6.00	2,175,409	Non-indexed promissory note	2,174,685
December 26, 2006	January 2, 2007	BBVA Corredores de Bolsa BHIF S.A.	Ch$	2,008,333	6.00	2,010,676	Non-indexed promissory note	2,010,007
December 26, 2006	January 2, 2007	BBVA Corredores de Bolsa BHIF S.A.	Ch$	875,079	6.00	876,100	Non-indexed promissory note	875,808
December 29, 2006	January 8, 2007	BCI corredores de Bolsa S.A.	Ch$	906,975	6.24	908,547	Non-indexed promissory note	907,289
December 29, 2006	January 8, 2007	BCI corredores de Bolsa S.A.	Ch$	3,025	6.24	3,030	Non-indexed promissory note	3,026
December 26, 2006	January 2, 2007	Banco Estado	US$	3,022,474	5.34	3,028,750	Non-indexed promissory note	3,028,577
December 26, 2006	January 2, 2007	Banco Estado	US$	12,149	5.34	12,175	Non-indexed promissory note	12,171
December 28, 2006	January 8, 2007	Banco Estado	US$	2,021,576	5.45	2,024,942	Non-indexed promissory note	2,022,494
December 28, 2006	January 8, 2007	Banco Estado	US$	1,506	5.45	1,509	Non-indexed promissory note	1,507
December 28, 2006	January 8, 2007	Banco Estado	US$	1,582	5.10	1,585	Non-indexed promissory note	1,583
December 29, 2006	January 8, 2007	Banco Estado	US$	743,764	5.10	744,817	Non-indexed promissory note	743,974
							Total	12,244,080

Note 10 – Property, plant and equipment

Property, plant and equipment are presented net of write - downs of ThCh $ 1,951,205 and ThCh$ 2,230,161 as of December 31, 2005 and 2006, respectively and are summarized as follows:

	As of December 31,
	2005	2006
	ThCh$	ThCh$

Land	10,454,892	11,709,492
Buildings and Infrastructure
Buildings and infrastructure	51,856,598	53,890,923
Accumulated depreciation	(17,431,381)	(18,770,491)
Subtotal buildings and infrastructure, net	34,425,217	35,120,432
Machinery and Equipment
Machinery and equipment	210,268,064	215,024,032
Accumulated depreciation	(132,985,012)	(141,042,051)
Subtotal machinery and equipment, net	77,283,052	73,981,981
Other Property, Plant and Equipment
Leased assets	14,096,484	14,520,346
Furniture and fixtures	4,908,110	3,551,672
Office equipment	6,892,182	6,725,840
Tools and others	2,130,284	1,594,536
Other property, plant and equipment	2,429,447	6,276,697
Accumulated depreciation (1)	(12,992,221)	(13,302,942)
Subtotal other property, plant and equipment, net	17,464,286	19,366,149
Revaluation from technical appraisals
Land	3,065,285	3,090,828
Buildings and infrastructure	8,151,414	8,259,980
Machinery and equipment	2,240,016	1,719,175
Accumulated depreciation	(5,177,989)	(5,299,636)
Subtotal revaluation from technical appraisals, net	8,278,726	7,770,347
Total property, plant and equipment, net	147,906,173	147,948,401

(1) The total accumulated depreciation includes accumulated depreciation of leased assets of ThCh$ 1,404,974 and ThCh$ 1,647,774 as of December 31, 2005 and 2006, respectively.

Depreciation expense is summarized as follows:

	For the years ended December 31,
	2004	2005	2006
Included within the following income statement caption:	ThCh$	ThCh$	ThCh$

Cost of sales	10,842,827	10,829,204	11,963,280
Administrative and selling expenses	565,006	650,150	1,427,921
Sub total	11,407,833	11,479,354	13,391,201

Non-operating expense	2,279,448	1,363,462	906,568
Total	13,687,281	12,842,816	14,297,769

No financing costs were capitalized to property, plant and equipment during 2004, 2005 and 2006. The Company recorded impairment losses related to its property, plant and equipment amounting to ThCh$ 482,586, ThCh$ 246,004 and ThCh$ 932,608 during 2004, 2005 and 2006, respectively.

a) Assets to be disposed of

Property, plant and equipment to be disposed of consist mainly of land and buildings which are not in Madeco’s core business. The Company is in the process of disposing those assets normally by sale, and will base its selling decision on the real estate market conditions.

As of December 31, 2005 and 2006, the detail of property, plant and equipment held for sale, after adjustments to net realizable value was as follows:

	As of December 31,
	2005	2006
	ThCh$	ThCh$

Land and building at Vicuna Mackenna 2395 – 2585 (Chile) (1)	1,330,362	-
Building Andres Bello (Chile)	17,615	-
Building Vitacura (Chile)	1,025,875	1,024,987
Land in Lincoln (Chile)	15,114	13,089
Land in Via Matoim 902 (Aratu plant) (Brazil) (2)	-	1,146,782
Machinery and equipment Optel Ltda. (Brazil) (3)	-	1,023,045
Other	585,753	540,744
Subtotal current assets (Note 9)	2,974,719	3,748,647

Santa Marta plant (Chile) (4)	1,708,457	-
Land at Vicuna Mackenna 4665 (Chile)	981,312	984,111
Land and building at Ureta Cox 723 (Chile) (5)	26,298	-
Land and building at Lomas de Zamora (Argentina)	1,206,520	1,193,663
San Luis plant (Argentina)	215,380	219,137
Land at Via Matoim 902 (Aratu plant) (Brazil) (2)	1,127,121	-
Fiber optic machinery and equipment of Optel Ltda. (Brazil) (3)	2,006,892	-
Carampangue 1620 plant (Chile) (5)	825,100	-
Machinery and equipment Laton (Chile) (6)	-	512,625
Other	560,784	490,448
Subtotal non-current assets (Note 13)	8,657,864	3,399,984
Total property, plant and equipment to be disposed of, net	11,632,583	7,148,631

Property, plant and equipment held for sale are recorded at their net realizable values and include allowances of ThCh$ 1,147,697 and ThCh$ 296,461 related to current assets, and of ThCh$ 4,907,938 and ThCh$ 5,154,889 related to non-current assets as of December 31, 2005 and 2006, respectively.

For the years ended December 31, 2004, 2005 and 2006, the Company recognized impairment charges (net realizable value) related to its Property, plant and equipment held for sale of ThCh$ 416,360, ThCh$ 247,455 and for ThCh$ 293,689, respectively.

  During March 2006, the subsidiary Alusa S.A. sold the properties located at 2395 and 2585 Vicuna Mackenna.

  During 2006, the amount of ThCh$ 1,146,782, related to assets for sale of the subsidiary Ficap S.A., was reclassified to Other current assets.

  In 2005 the Company acquired 50% of Optel Ltda. (see note 11). Assets acquired were initially recorded under Other non-current assets. During 2006, certain machinery and equipment for manufacturing optic fiber cables with a carrying value amounting to ThCh$ 752,524 was sold to the subsidiary Ficap S.A. and reclassified to fixed assets. The remaining portion of ThCh$ 1,023,045 was reclassified to Other current assets.

  During September 2006, the subsidiary Indalum S.A. sold the plant in Santa Marta for the amount of ThCh$ 1,280,841, resulting in a gain of ThCh$ 26,074. Additionally, a loss of ThCh$ 226,144 for an adjustment to net realizable value was recognized.

  During September 2006, the property located at 1620 Carampangue and the property located at Ureta Cox 723 were reclassified to fixed assets at their respective net realizable values.

  During September, the Company reclassified machinery and equipment from fixed assets to Other non-current assets at their respective net realizable value.

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
Final value of contract : UF 641,265
Number of installments : 180 months
Contract period : March 30, 2001 to March 30, 2016
Interest rate : 6.53% semiannual (variable)

This transaction generated no effect on income.

On May 5, 2006, the related agreement was amended in respect to installments and interest rates. The new characteristics of this agreement are as follows:

Seller Alusa S.A.
Purchaser Corpbanca
Assets involved Building and plant located in Quilicura
Principal amount U.F. 306,983
Nominal value of agreement U.F. 390,131
No. of installments 20 (semi-annually)
Period May 16, 2006 to May 16, 2016
Fixed interest rate 4.80%

Note 11 – Investments in related companies

The financial statements of Alusa S.A. and subsidiaries include the consolidation of the following direct and indirect subsidiaries: Aluflex S.A. (Argentina), Alufoil S.A., Inversiones Alusa S.A. and Alusa Overseas S.A. (Cayman Islands).

Indalum S.A. and subsidiaries include the consolidation of Alumco S.A. and subsidiaries and Inversiones Alumco S.A. and subsidiaries.

The consolidated financial statements of Soinmad S.A. include the direct subsidiaries Cotelsa S.A. and Inmobiliaria e Industrial Cotelsa S.A.

Comercial Madeco S.A. and subsidiaries include the consolidation of Metalurgica Industrial S.A. and its subsidiary Decker-Indelqui and its subsidiaries Metacab S.A. and H. B. San Luis S.A. (Argentina).

On June 2006, Comercial Madeco S.A. acquired from Agencia Madeco S.A. (Cayman Islands) the amount of 106,393,873 shares of Metalurgica Industrial S.A., which generated a change in ownership from 24.249% to 61.328% and therefore, beginning on that date this signified including this company and its subsidiaries in consolidation.

The financial statements of Metal Overseas S.A. and subsidiaries include the consolidation of the direct subsidiaries Ficap S.A. (Brazil) and Madeco Brasil Ltda. and subsidiaries.

On March 31, 2005, Madeco S.A. through its indirect subsidiary Madeco Brasil Ltda., entered into an agreement with Corning International Corporation, by virtue of which it acquired, at a par value of one Brazilian Real, 50% of the participation that Corning Inc. had in Optel Ltda. In this manner, the parties resolved the effects of the arbitrage settlement provided for a lawsuit followed by both companies in New York before the American Arbitration Association.

As a result, beginning December 2005, the financial statements of this subsidiary have been included in the consolidated financial statements of Madeco S.A.

The participation owned and carrying values of investments in related companies as of December 31, 2005 and 2006 are as follows:

	Percentage owned		As of December 31,
	2005	2006	2005	2006
	%	%	ThCh$	ThCh$
Related company
Peruplast S.A.	25.00%	25.00%	3,653,615	4,043,944
Tech Pak S.A.	25.61%	25.61%	2,420,168	2,763,933
Colada Continua Chilena S.A.	41.00%	41.00%	1,511,993	1,512,465
Cobrecon Peru S.A.	33.33%	33.33%	644,329	664,263
Total			8,230,105	8,984,605

The Company’s equity participation in the net income (loss) of the investees is as follows:

	For the years ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Related company
Proportional share in equity of net income:
Peruplast S.A.	-	203,217	379,768
Tech Pak S.A.	20,595	57,300	299,338
Colada Continua Chilena S.A.	435	825	472
Cobrecon Peru S.A.	-	25,635	8,696
Subtotal	21,030	286,977	688,274
Proportional share in equity of net loss:
Peruplast S.A.	(22,259)	-	-
Cobrecon Peru S.A.	(23,112)	-	-
Subtotal	(45,371)	-	-
Total	(24,341)	286,977	688,274

Note 12 – Goodwill and Negative goodwill

a) Goodwill as of December 31, 2005 and 2006 and related amortization charges in the years ended December 31, 2004, 2005 and 2006 are as follows:

	Amortization for the years ended December 31,			Net Balance as of December 31,
Company	2004	2005	2006	2005	2006
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Alumco S.A.	87,495	87,492	87,492	797,807	710,315
Alupack S.A. (1)	5,984	10,671	10,671	42,686	32,015
Ficap S.A.	1,521,473	1,350,303	1,373,857	15,753,538	14,654,477
Indeco S.A.	156,367	138,778	141,193	1,692,172	1,580,493
Peruplast S.A.	19,397	17,215	17,515	176,454	162,016
Tech Pak S.A.	9,784	8,684	8,834	89,002	81,719
Vigaflex S.A.(1)	41,528	81,673	81,673	326,692	245,019
Total	1,842,028	1,694,816	1,721,235	18,878,351	17,466,054

  Effective January 1, 2005, the amortization period of goodwill was changed from 10 to 5 years. The change resulted in an additional charge to income of ThCh$ 44,832 for the year ended December 31, 2005. All other amortization periods remained unchanged and amount to 20 years.

b) Negative goodwill as of December 31, 2005 and 2006 and related amortization in the years ended December 31, 2004, 2005 and 2006 are as follows:

	Amortization for the years ended December 31,			Net Balance as of December 31,
Company	2004	2005	2006	2005	2006
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Optel Brasil Ltda.	-	19,499	26,452	500,477	482,755
Total	-	19,499	26,452	500,477	482,755

Note 13 – Other non-current assets

Other non-current assets are summarized as follows:

	As of December 31,
	2005	2006
	ThCh$	ThCh$

Recoverable tax incentives in Argentina (1)	344,091	410,180
Discount on bond issuance	778,679	620,655
Property, plant and equipment to be disposed of (held-for-sale), net (2)	8,657,864	3,399,984
Lawsuit deposits	805,116	999,514
Recoverable VAT in Argentina	224,320	424,206
Inventories, net (3)	299,862	307,496
Other	231,392	101,081
Total other non-current assets	11,341,324	6,263,116

  These amounts are presented net of an allowance for doubtful accounts of ThCh$ 1,981,937 as of December 31, 2006 (ThCh$ 1,673,129 as of December 31, 2005).
  These amounts are presented net of realization adjustments of ThCh$ 5,154,889 as of December 31, 2006 (ThCh$ 4,907,938 as of December 31, 2005).
  These inventories have a rotation of more than one year and are presented at net realizable values.

Note 14 – Short-term bank loans and current portions of long-term debt

a) Short-term bank loans are summarized as follows:

	As of December 31,
	2005	2006
	ThCh$	ThCh$
Payable in:
Chilean pesos	5,788,963	1,176,565
United States dollars	13,307,767	11,291,101
Loans in Euros	79,075	49,731
Other foreign currencies	5,765,918	2,973,112
Total short-term bank loans	24,941,723	15,490,509
Total outstanding principal	24,784,183	15,219,958

	As of December 31,
	2005	2006
	%	%

Year-end weighted average interest rates:
Loans in Chilean pesos	6.78	6.11
Loans in United States dollars	5.26	5.93
Loans in Euros	3.22	6.45
Loans in other foreign currencies	14.02	7.66

b) Current portion of long-term debt is summarized as follows:

	As of December 31,
	2005	2006
	ThCh$	ThCh$

Payable in:
Chilean pesos	289,298	-
Inflation-indexed units (UF)	2,243,552	3,078,968
United States dollars	34,110	8,669,735
Other foreign currencies	-	4,492,133
Total current portion of long-term debt	2,566,960	16,240,836
Total outstanding principal	2,492,143	15,305,012
Average annual interest rate %	7.20	5.22

Note 15 – Accrued liabilities and provisions

a) Current accrued liabilities and provisions are as follows:

	As of December 31,
	2005	2006
	ThCh$	ThCh$

Accrued employee vacation expenses	1,719,702	2,016,563
Remuneration and consulting services	1,483,748	2,794,451
Staff severance indemnities	979,172	880,194
Project expenses, suppliers and other	483,413	776,410
Municipal taxes and others	860,138	644,864
Freight	325,855	291,797
Electricity consumed and other basic services	822,157	311,082
Import and export costs	138,931	72,911
Lawsuits pending (Argentina)	272,765	228,528
Others	236,018	93,754
Total current accrued liabilities and provisions	7,321,899	8,110,554

b) Long-term accrued liabilities and provisions are as follows:

	As of December 31,
	2005	2006
	ThCh$	ThCh$

Staff severance indemnities	884,199	1,121,645
Provisions for pending lawsuits (1)	1,592,474	2,146,024
Municipal taxes and others	628,505	1,156,525
Customs obligations	884,076	1,055,498
Other	54,509	22,272
Total long-term accrued liabilities and provisions	4,043,763	5,501,964

  This item includes mainly provision for pending lawsuits and unpaid settlements with current and former employees. Part of this obligation that relates to current employees will be paid at their retirement, while semi-annual payments were made to satisfy former employees. The fourth and final payment to former employees was made during 2006. The long-term liability related to current employees is stated at present value applying an annual discount rate of 7% and considering the years remaining to retirement dates.

Note 16 – Staff severance indemnities

Staff severance indemnities are presented as described in Note 2 o) and are summarized as follows:

	As of December 31,
	2005	2006
	ThCh$	ThCh$

Balance at the beginning of period, unrestated	1,914,506	1,825,045
Price-level restatement	47,645	6,704
Provisions established	1,955,879	1,726,597
Payments during the period	(2,054,659)	(1,556,507)
Balance at the period-end	1,863,371	2,001,839

Presented in balance sheet in:
Current liabilities - accrued liabilities and provisions	979,172	880,194
Long-term liabilities - accrued liabilities and provisions	884,199	1,121,645
Total	1,863,371	2,001,839

Note 17 – Long-term debt and bonds payable

a) Long-term liabilities with banks and financial institutions as of December 31, 2005 and 2006 are as follows:

		Average					Total	Total
Bank	Currency or	annual	More than 1	More than 2	More than 3	More than	as of December	as of December
or Financial Institution	indexation	interest rate	up to 2 years	up to 3 years	up to 5 years	5 years	31, 2006	31, 2005
		%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Banks in Chile
Banco Estado de Chile	Indexed Chilean Pesos	5.30	1,004,305	454,214	549,641	-	2,008,160	1,688,159
Banco Estado de Chile	US dollars	5.82	266,196	-	-	-	266,196	-
BBVA	US dollars	5.82	1,102,808	-	-	-	1,102,808	-
Banco de Credito e Inversiones	Indexed Chilean Pesos	6.57	236,044	236,044	236,044	-	708,132	590,618
Bank Boston	US dollars	5.82	707,170	-	-	-	707,170	-
Banco de Chile	Indexed Chilean Pesos	5.78	894,713	344,622	344,622	-	1,583,957	2,075,713
Banco del Desarrollo	Indexed Chilean Pesos	6.37	638,868	638,868	851,824	-	2,129,560	-
Scotiabank	US dollars	5.82	2,281,670	-	-	-	2,281,670	-
Banco Security	Chilean Pesos	-	-	-	-	-	-	765,282
Banco Security	Indexed Chilean Pesos	6.68	887,318	1,186,200	1,186,199	-	3,259,717	5,378,143

Banks in Brazil:
Banco Itau	Other currency	14.15	7,739,560	-	-	-	7,739,560	6,008,940
Itau Finame	Other currency	-	-	-	-	-	-	983,902
ABN AMRO Bank	Other currency	-	-	-	-	-	-	1,477,483
Bndes	Other currency	11.50	-	-	191,078	-	191,078	-
Sudameris	US dollars	-	-	-	-	-	-	527,661
Unibanco	US dollars	2.10	1,204,687	-	-	-	1,204,687	1,037,232
Unibanco	Other currency	-	-	-	-	-	-	1,200,974

Banks in other countries:
Banco Estado New York	US dollars	5.83	953,869	1,907,730	2,861,595	-	5,723,194	-
Credito Peru	US dollars	7.54	576,756	2,307,023	4,037,291	-	6,921,070	3,401,206
BBVA - Cayman Islands	US dollars	5.83	465,841	931,682	1,397,523	-	2,795,046	-
Bank Of America - Cayman Islands	US dollars	5.83	474,801	949,602	1,424,403	-	2,848,806	-

Total			19,434,606	8,955,985	13,080,220	-	41,470,811	25,135,313

b) Bonds have been issued and are payable by the following Group companies:

	As of December 31,
	2005	2006
	ThCh$	ThCh$
Company
Madeco	29,060,348	24,763,104
Total	29,060,348	24,763,104
Less: Current portion	(4,343,590)	(4,536,996)
Long-term portion	24,716,758	20,226,108

Madeco S.A. issued the bonds in December 2004 under the following terms:

Amount issued : UF 1,800,000 composed of 360 Series D bonds of UF 5,000 each.
Term : Seven years.
Principal amortization : Fourteen semi-annual installments from June 10, 2005.
Interest rate : 5.00% real annual rate calculated and paid semi-annually on the outstanding UF-denominated principal.

The scheduled principal payments on long-term debt and bonds payable, including capitalized leases, at December 31, 2006 are summarized as follows:

As of December 31,
2006
ThCh$
Principal payments during the fiscal years ending December 31,
2007	21,266,196
2008	25,463,996
2009	14,419,071
2010	14,874,508
2011 and thereafter	12,765,879
Total	88,789,650

Note 18 – Miscellaneous payables

Miscellaneous long-term payables as of December 31, 2005 and 2006 are summarized as follows:

	As of December 31,
	2005	2006
	ThCh$	ThCh$

Capital lease obligations	5,648,635	5,241,111
Total	5,648,635	5,241,111

Note 19 – Income taxes and other taxes

a) Net recoverable taxes are summarized as follows:

	As of December 31,
	2005	2006
	ThCh$	ThCh$

Income taxes payable	(3,096,350)	(7,194,832)
Monthly income tax payments	1,362,150	7,212,785
Other credits against income taxes	7,907,809	9,222,360
Other recoverable taxes (1)	200,234	151,757
Recoverable income taxes, net	6,373,843	9,392,070

  The balance of other recoverable taxes is shown net of an allowance for unrecoverable taxes in Uruguay and Argentina for ThCh$ 521,905 as of December 31, 2006 (ThCh$ 304,359 as of December 31, 2005).

b) The net income tax charge to the consolidated statement of income for each year is summarized as follows:

	For the years ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$

Current year provision for income tax	(2,034,347)	(3,096,350)	(7,194,832)
Income tax from previous year	(52,038)	1,556,586	(22,633)
Deferred income tax	(1,754,104)	(1,873,465)	270,832
Tax benefit from (use of) tax loss carry forwards	5,034,220	2,633,388	(2,354,205)
Amortization of complementary accounts	2,326,521	974,349	(398,276)
Valuation allowance on deferred tax assets	(4,601,777)	(1,971,482)	4,285,387
Other	(549,795)	279,392	209,185
Net income tax expense	(1,631,320)	(1,497,582)	(5,204,542)

The income tax provision has been determined based on current tax laws in each country in which the Company operates.

c) Deferred income taxes

	As of December 31,
	Current portion		Long-term portion
Timing differences	2005	2006	2005	2006
	ThCh$	ThCh$	ThCh$	ThCh$
Accrued vacation expense	125,239	147,631	11,412	-
Unearned revenues	10,223	24,614	-	-
Allowance for doubtful accounts	378,390	1,323,545	804,791	27,937
Allowance for obsolescence of inventories	657,798	1,237,328	93,305	95,398
Property, plant and equipment held for sale	29,157	30,049	42,387	22,342
Write-downs of property, plant and equipment	20,899	-	192,950	204,171
Impairment of investment in Brazil	7,089,239	1,457,860	-	4,981,022
Allowances for other current and long-term receivables	587,277	586,768	413,557	457,760
Adjustment to realization value of property, plant and equipment	-	11,713	55,754	-
Deferred foreign currency exchange differences	309,634	-	143,743
Other provisions	413,026	1,485,852	622,108	894,792
Property, plant and equipment in leasing	-	-	(3,394,523)	(3,323,795)
Accelerated depreciation of property, plant and equipment	-	-	(3,375,246)	(3,266,059)
Staff severance indemnities	-	-	(549,020)	(549,291)
Production costs	(522,289)	(443,468)	-	-
Negotiation of bonds	(14,852)	(30,762)	-	-
Bond issuance costs	-	-	(159,146)	(132,260)
Other	(2,322)	(5,484)	(146,502)	(132,694)
Subtotal	9,081,419	5,825,646	(5,244,430)	(720,677)
Complementary accounts, net of amortization	-	-	4,147,801	3,761,184
Valuation allowance	(9,231,869)	(3,112,424)	(21,899,141)	(24,741,839)
Tax loss carry forwards	3,546,690	2,861,384	22,640,883	21,211,276
Total deferred income taxes, net	3,396,240	5,574,606	(354,887)	(490,056)

Note 20 – Shareholders’ equity

a) The changes in Shareholders’ equity during each of the years 2004, 2005 and 2006 in historical Chilean pesos, except as noted, are summarized as follows:

			Reserves
	Number of shares	Paid in capital	Contributed Surplus	Other Reserves	Cumulative Translation Adjustment	Accumulated Deficit	Net (Loss) Income for the year	Total
Balances as of January 1, 2004	4,120,088,408	187,967,126	33,406,119	9,262,465	12,023,702	(78,356,066)	(16,734,324)	147,569,022
Allocation of 2003 net loss	-	-	-	-	-	(16,734,324)	16,734,324	-
Capital increase	321,104,479	5,779,880	4,288,892	-	-	-	-	10,068,772
Share issuance expenses	-	-	(113,944)	-	-	-	-	(113,944)
Price-level restatement of equity accounts	-	4,745,587	877,601	231,563	300,591	(2,377,260)	-	3,778,082
Cumulative translation adjustments, net	-	-	-	-	(11,301,761)	-	-	(11,301,761)
Net loss for the year	-	-	-	-	-	-	8,512,367	8,512,367
Balances as of December 31, 2004	4,441,192,887	198,492,593	38,458,668	9,494,028	1,022,532	(97,467,650)	8,512,367	158,512,538
Restatement of December 31, 2004 balances to December 31, 2006 constant pesos	-	209,956,730	40,679,886	10,042,368	1,081,587	(103,096,990)	9,004,007	167,667,588
Balances as of January 1, 2005	4,441,192,887	198,492,593	38,458,668	9,494,028	1,022,532	(97,467,650)	8,512,367	158,512,538
Allocation of 2004 net loss	-	-	-	-	-	8,512,367	(8,512,367)	-
Capital increase	907,197,242	44,017,210	-	-	-	-	-	44,017,210
Share issuance expenses	-	-	(774,759)	-	-	-	-	(774,759)
Stock options issued	-	-	-	263,500	-	-	-	263,500
Reclassification of capital increase year	-	(195,111)	195,111	-	-	-	-	-
Price-level restatement of equity accounts	-	7,057,699	1,386,063	341,785	36,810	(3,202,389)	-	5,619,968
Cumulative translation adjustments, net	-	-	-	-	(14,272,719)	-	-	(14,272,719)
Net income for the year	-	-	-	-	-	-	12,014,323	12,014,323
Balances as of December 31, 2005	5,348,390,129	249,372,391	39,265,083	10,099,313	(13,213,377)	(92,157,672)	12,014,323	205,380,061
Restatement of December 31, 2005 balances to December 31, 2006 constant pesos	-	254,609,211	40,089,650	10,311,399	(13,490,859)	(94,092,983)	12,266,624	209,693,042
Balances as of January 1, 2006	5,348,390,129	249,372,391	39,265,083	10,099,313	(13,213,377)	(92,157,672)	12,014,323	205,380,061
Allocation of 2005 net income	-	-	-	-	-	12,014,323	(12,014,323)	-
Capital increase	192,802,758	9,350,934	-	-	-	-	-	9,350,934
Stock options issued	-	-	-	275,040	-	-	-	275,040
Reclassification of stock options	-	-	-	(263,500)	-	263,500	-	-
Price-level restatement of equity accounts	-	5,349,032	824,566	206,553	(320,254)	(1,677,478)	-	4,382,419
Cumulative translation adjustments, net	-	-	-	-	1,962,753	-	-	1,962,753
Net income for the year	-	-	-	-	-	-	30,203,974	30,203,974
Balances as of December 31, 2006	5,541,192,887	264,072,357	40,089,649	10,317,406	(11,570,878)	(81,557,327)	30,203,974	251,555,181

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

c) Cumulative translation adjustment

Certain US dollar-denominated obligations are designated as economic hedges covering the exposure of foreign investments as permitted by Technical Bulletin No. 64. The exchange differences that relate to such obligations are charged directly against Shareholders’ equity to the Cumulative translation adjustment account. The detail of the cumulative translation adjustment for foreign currency gains and losses on liabilities and net investments measured in currencies other than the Chilean peso as of December 31 of each year are as follows:

	(Charges) / Credits for the years ended December 31,			Balance as of December 31,
Item	2004	2005	2006	2005	2006
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Alusa S.A.	(1,402,756)	(1,751,586)	192,692	(2,748,735)	(2,556,043)
Comercial Madeco S.A. (Argentina)	(111,269)	(134,909)	133,421	(249,633)	(158,984)
Indeco S.A. (Peru)	(1,577,514)	(2,222,962)	266,834	(1,724,495)	(1,457,661)
Metalurgica e Industrial S.A. (Argentina)	(674,486)	(418,454)	55,934	10,447,317	10,503,251
Metal Overseas S.A. (Cayman Islands)	(7,175,715)	(8,715,777)	1,153,136	(307,207)	845,929
Indalum S.A.	-	(167,933)	-	1,963	1,963
Decker-Indelqui S.A. (Argentina)	(1,061,127)	(1,080,734)	131,218	(802,463)	(671,245)
Indeco S.A. goodwill (Peru)	(204,048)	(232,101)	29,518	(92,265)	(62,747)
Exchange gain on debt	252,410	152,010	-	(18,015,341)	(18,015,341)
Total	(11,954,505)	(14,572,446)	1,962,753	(13,490,859)	(11,570,878)

d) Capital increases

  On July 1, 2004, 138,956,755 shares were subscribed and paid for a total of ThCh$ 5,697,227 at a value of Ch$ 41 per share (historical).
  On October 29, 2004, stock options held by certain executives for 182,147,724 shares with a value of Ch$ 24 per share were exercised, recording a capital increase of ThCh$ 4,371,545 (historical).

  On November 25, 2005, 907,197,242 shares were subscribed and paid for a total of ThCh$ 44,017,210 at a value of Ch$ 48.52 per share (historical).

  In May 2006, 192,802,758 shares were subscribed and paid for a total of ThCh$ 9,350,934 at a value of Ch$ 48.50 per share.

e) Contributed surplus

The detail of contributed surplus in historic values is as follows:

	For the years ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$

Issuance of shares registered under the number 679 of the SVS	3,196,005	-	-
Issuance of shares registered under the number 684 of the SVS	1,092,887	-	-
Issuance of shares in 2005	-	195,111	-
Share issuance costs (Note 2 u))	(113,944)	(774,759)	-
Total	4,174,948	(579,648)	-

The capital increase of May 2006 did not result in a surplus to be recorded.

f) Stock options for the compensation plans

At the Extraordinary Shareholders’ Meeting of Madeco S.A., held on November 14, 2002, a stock-based compensation plan was agreed upon for the Company’s executives and, accordingly, 493,334,000 shares were allocated to a capital increase for that purpose.

On April 3, 2003, at an Extraordinary Board of Directors meeting, it was agreed to grant executives an option to subscribe a total of 182,147,724 shares at a price per share of Ch$ 24 exercisable between October and November 2005. The share issuance destined to the stock-based compensation plans was recorded in the securities registry on April 24, 2005 under Number 684.

On October 29, 2004, the executives exercised the portion to subscribe 182,147,724 shares at the price of Ch$ 24 per share, which was paid with their own resources on that same date. In accordance with the accounting criteria described in Note 2 v) the corresponding capital increase of ThCh$ 4,371,545 was recognized in the financial statement.

At an Extraordinary Shareholders’ Meeting held on December 22, 2004, it was agreed to modify the placement value of remaining 311,186,276 allocated shares, setting a price of Ch$ 60 per share.

On January 25, 2005, the Board of Directors granted a group of executives an stock option for a total of 130,000,000 shares at a price of Ch$ 60 per share of the total shares issued for this purpose. This was formalized on May 20, 2005, through the signing of respective contracts based on the following terms:

  The first share subscription to be exercised between September 30 and November 30, 2005.

  The second share subscription to be exercised between September 30 and November 30, 2006.

  The beneficiary must be an employee of Madeco on the exercise date, i.e. September 30, 2005 and 2006 respectively.

  The option is transferable only between September 30 and November 30, 2005 and 2006 (the periods for exercising the respective options).

  Should the controlling entity sell its control over Madeco, the beneficiaries had the right to exercise the option within 60 days of the sale date.

  In the event of the death of the beneficiary prior to September 30, 2005, the right to subscribe would be extinguished; should the death occur after October 1, 2005, the relatives would obtain the right to subscribe and pay for the respective shares within 6 months of the date of death.

  The options can be exercised for all or part of the shares and must be paid in cash.

  While the shares remain un-subscribed, they grant no economic or voting rights in the company and are not considered for quorum purposes at shareholders' meetings.

These options were recorded at the grant date at their fair value of ThCh$ 263,500 determined using the Black-Scholes-Merton model. Volatility was estimated using historical data an empirical estimation was not possible in the absence of a market for these options. The fair value determined was to be amortized on a straight line basis as a charge to Compensation cost and a credit to Other Reserves in Shareholders’ equity over the period between the granting of the options and the date that these become vested.

On August 31, 2005, the share subscription contracts signed on May 20, 2005 between Madeco S.A. and its executives were cancelled. The unamortized amount of the stock options was fully charged to income for the year.

During June 2006, the Company reclassified the respective amount of ThCh$ 263,500 from Other Reserves to Retained Earnings, in accordance with Excerpt No. 5908 issued by the Chilean Superintendency of Securities and Insurance dated June 5, 2006.

On May 30, 2006, the Board of Directors agreed to issue to a group of executives stock options for a total of 120,000,000 shares out of the shares issued for this purpose in 2002. The Share Subscription Agreement dated July 14, 2006 sets the exercise price at Ch$ 48.52 per share.

Additional terms and conditions are as follows:

  The exercise period is from October 1, 2007 to November 12, 2007.

  The beneficiary must be working for Madeco on the day the exercise period begins, October 1, 2007.

  The option can not be transferred before the exercise period begins.

  Should the controlling entity sell to a third party the control over Madeco, the beneficiaries will have the right to exercise this option within a term of 60 days from the date of the sale.

  In the event of the death of a beneficiary on a date prior to October 1, 2006, the subscription right extinguishes. In the event of death on a date subsequent to October 1, 2006, the relatives obtain the right of subscribing and paying the respective shares within a term of 6 months from the date of death.

  The beneficiary has the right to exercise all stock options or a portion; payment must be made in cash.

  As long as the stock options are not exercised, they do not bear shareholders’ interest, i.e. economic benefits or voting rights.

As described in Note 2v), the Company determined the fair value of ThCh$ 687,600 for these options at the grant date using the "Black-Scholes-Merton" method and considering the following variables:

Share price at date in which the option is granted Ch$ 48.52
Liquidity effect 3.48%
Price for the year Ch$ 48.52
Annual expected volatility 23.88%
Option life (in years) 1.25
Expected dividends 0%
Free-of-risk rate 5.73 for 15 months

Volatility has been estimated based on historical information in the absence of a market for these options.

The fair value determined is recorded with a charge to Compensation cost and a credit to Other Reserves on a straight-line basis over the period between the grant date of the options and the date that these become vested. The charge to income for the year 2006 was ThCh$ 275,040.

Note 21 – Foreign currency, UF indexed and CPI restated assets and liabilities

Balances denominated or measured in foreign currencies (principally US dollars) as of December 31, 2005 and 2006 are included in these financial statements in thousands of equivalent Chilean pesos as follows:

	As of December 31,
	2005	2006
	ThCh$	ThCh$
Assets
Cash and time deposits	4,067,755	4,752,638
Accounts receivable, net	43,767,045	68,389,303
Notes and accounts receivable from related companies	87,758	6,339
Inventories, net	34,174,642	51,148,213
Other current assets	4,655,405	16,517,260
Property, plant and equipment and other non-monetary assets	104,805,825	102,537,922
Other monetary assets	311,485	165,191
Total assets	191,869,915	243,516,866
Liabilities
Short-term bank loans and current portion of long-term liabilities	19,188,815	27,477,560
Accounts and notes payable	12,851,042	19,021,173
Notes and accounts payable to related companies	38,535	55,233
Other current liabilities	7,695,233	14,666,157
Long-term debt	15,487,988	32,662,770
Other long-term liabilities	2,507,050	4,077,407
Total liabilities	57,768,663	97,960,300
Net asset position	134,101,252	145,556,566

The inventories, property, plant and equipment and other non-monetary asset balances presented above relate to assets of foreign investments for which the financial statements are translated to US dollars in accordance with Technical Bulletin No. 64 as described in Note 2 s). Accordingly, from an accounting perspective only, there is an accounting exposure to changes in the exchange rate between the US dollar and the Chilean peso.

Balances denominated in UF, indexed to variations in Chilean CPI, and in Chilean peso are included in the financial statements as follows:

	As of December 31,
	2005	2006
	ThCh$	ThCh$
Assets
Time deposits and marketable securities	553,410	548,600
Accounts receivable, net	19,680,319	26,059,724
Notes and accounts receivable from related companies	640,945	1,540,800
Inventories, net	41,678,573	46,452,860
Other current assets	12,953,892	16,868,033
Property, plant and equipment and other non-monetary assets	84,148,610	81,518,294
Other assets	43,110	276,647
Total assets	159,698,859	173,264,958
Liabilities
Short-term bank loans and current portion of long-term liabilities	8,738,292	4,742,149
Bonds payable	29,060,348	24,763,104
Accounts and notes payable	5,559,778	5,288,131
Notes and accounts payable to related companies	8,580,537	391,372
Other current liabilities	3,954,894	4,064,662
Long-term debt	15,900,453	14,634,576
Other long-term liabilities	1,891,601	1,914,613
Total liabilities	73,685,903	55,798,607
Net asset position in UF or Chilean peso	86,012,956	117,466,351

Note 22 – Commitments and contingencies

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

Madeco S.A.

1) Covenants on the Company’s Management Activities or Limits to Financial Indicators:

1.1) Series D Bonds
a) The Company will have to maintain the current ratio above 1.0.
b) The Company will have to maintain equity equal to or greater than UF 7,000,000.
c) The Company’s debt to capital ratio (Debt with third parties / Equity plus minority interest) will have to be maintained in at least 1.8 times.
d) The Company’s assets free of liens must not be lower than 1.2 times the issuance unpaid amount.
e) That the Company’s controller, Quinenco S.A., maintains this status, with direct or indirect participation of at least 40% in accordance with article No. 97 of the Security Market Law, with no prejudice that Quinenco S.A. has to maintain, at all times, participation of at least 35%.

1.2) Bank Loans.

As of December 31, 2006, the Company maintains syndicated loans with financial institutions, which during the entire life of agreements and up to the date in which all and each payment obligations contained in agreements have been complied with in full, the Company is obliged to the following:

a) The Company will have to prepay the total amount of bank loans in the event that the Luksic Group does not maintain in a direct or indirect manner at least 40% of voting right shares of Madeco S.A. and the direct or indirect control of Madeco S.A. (per definition contained in Article No. 97 of Law No.18,045 of the Securities Market).b)

b) Compliance with financial ratios.

1. Net Financial Debt less Variation in Working Capital to EBITDA ratio (in respect to the last four quarters) should not exceed 3.2 times.
2. The Net Financial Debt less Variation in Working Capital to Adjusted Equity ratio will have to be lower than 0.75 times.
3. The EBITDA to Financial Expenses ratio (for the last four quarters) must be equal to or greater than 2.5 times.
4. Adjusted Equity must be at least equal to UF 7,000,000.

c) Main obligations for the Company:

1. The Debtor and its essential subsidiaries (Alusa S.A., Indalum S.A., Ficap S.A. and Indeco S.A.) will have to perform all acts required to maintain in full applicability and effect their legal existence, rights, franchises and licenses.
2. The Debtor and its essential subsidiaries will have to maintain and preserve their Essential Assets; “Essential Assets” for these purposes mean equipment, machinery and all essential elements the Debtor needs to conduct its businesses and those of the Essential Subsidiaries.
3. Designate the funds indicated in this instrument only and exclusively to finance exports and investments in assets related directly and solely to the export of its products, and the refinancing of existing financing debt.
4. The Debtor and its Essential Subsidiaries will have to meet all substantial aspects, and all laws, in respect to pollution or material waste, environmental matters which do not cause any adverse material effect.

d) Main Covenants for the Company:

1. The Debtor and its Essential Subsidiaries should not constitute any lien without the Creditors' prior and written consent.
2. The Debtor and/or its Essential Subsidiaries, without the prior and written authorization by the Creditors, will not be able to agree any mergers, absorption or incorporation and nor can they be liquidated, terminate their business activities or dissolve.
3. Not disposing of one or any or its Essential Assets in leaseback operations.
4. The Debtor and/or its Essential Subsidiaries will not be able to make any significant changes in the nature of their primary line of business without the Creditors’ prior and written consent.

2) Tax Contingencies

As of December 31, 2006, Madeco S.A. has received reimbursements from the Chilean Internal Revenue Service for tax years 2001, 2002 and 2003 related to corporate income tax differences, and income tax reimbursements from 21st article of the Income Tax Law for a total of ThCh$3,331,253 (tax amount). Company’s management, in accordance with claim terms established in the Tax Code has filed through its legal advisors the administrative procedures required to claim reimbursements in the first instance before the Tax Court; it believes that these are not applicable.

Additionally, for tax year 2004, the Company is requesting the reimbursement of ThCh$ 1,647,482, related to the remaining balance withheld by the Chilean Internal Revenue Service of ThCh$3,038,789 originally requested for the concept of tax loss absorption.

Metal Overseas and Subsidiaries

  In Brazil, two legal proceedings are pending which have been filed by the State Finance Secretary’s Office (Rio de Janeiro) against the prior owner of Ficap S.A., from a date prior to the acquisition of this subsidiary by Madeco S.A. in 1997. As of December 31, 2006, the total sum for claims amounts to approximately ThR$6,950. Madeco S.A. has a personal guarantee from the previous owner of Ficap S.A. related to providing compensation to the Company, should the Brazilian subsidiary be affected by these legal proceedings.

  The Company and its subsidiary Madeco Brasil Ltda. filed an arbitrage proceeding in New York before the American Arbitration Association against Corning International Corporation ("Corning Inc."), which is based in the fact that Corning Inc. had attempted to terminate without justification the agreements it assumed with the Company in respect to Optel Ltda. ("Optel"), a Brazilian company in which Corning International Corporation and Madeco Brasil Ltda. had equal participation. In its turn, Corning Inc. filed a reconventional complaint against the Company, by virtue of which it requested, among others, declaration that Corning Inc. was entitled to terminate agreements with the Company
In 2003, the Company became aware of the sentence provided in the arbitrage settlement in which, among other aspects, declared as terminated the Investment Agreement entered by the parties on June 12, 1999 which resulted in the Company losing the right to manage the company and the put option to sell its shares in Optel Ltda. to Corning Inc. at a price of US$ 18,000,000.

As of December 31, 2003, Madeco S.A. through its subsidiary Metal Overseas S.A., accrued with a charge to income the total of its participation of 50% in Optel, which it maintained through Madeco Brasil Ltda. and made provisions for other expenses due to the unfavorable sentence obtained in the aforementioned arbitrage settlement.

On March 31, 2005, Madeco S.A. through its indirect subsidiary Madeco Brasil Ltda. entered an agreement with Corning International Corporation by virtue of which it acquired at a nominal price of one Brazilian Real, 50% of ownership that Corning Inc. had in Optel. In this manner, the parties resolved the effects of the arbitrage settlement given in a proceeding followed by both companies in New York before the American Arbitration Association.

Additionally, on that same date the Company formalized an agreement with two main banks which are creditors of Optel in which 100% of these bank obligations was extinguished, equivalent to 7.3 million of United States dollars through the payment of a total sum of 2.0 million of United States dollars.

On July 19, 2006, the Company’s subsidiary Ficap S.A. has received a procedure related to a infraction filed by the State Finance Secretary’s Office (Rio de Janeiro) for tax years 2001, 2002, 2003, 2004 and 2005, related to income tax differences for a total of ThR$18,550 (approximately ThUS$8,571), which, according to the Company’s legal advisors, present no risk of significant losses.

Armat S.A.

As of December 31, 2006, there are pending lawsuits filed against this company related to those for normal business activities and operations, which, in the opinion of the company’s legal advisors, present no risk of significant losses.

Indalum S.A. and subsidiaries

  The Company and its subsidiaries present no indirect guarantees as of December 31, 2006 and 2005.
  There are no lawsuits or other legal proceedings filed against the Company and its subsidiaries.
  In conformity with the negotiation performed by the Company as of December 29, 2003, with Banco de Chile, Banco de Credito Inversiones, BancoEstado and Banco Security the following covenants were established, which will apply for the period between the aforementioned date and December 26, 2010.
3.1) Maintain in June and December of each year, based on the consolidated financial statements, in accordance with the respective FECU format report dated June 30 and December 31 of each year the following financial indicators:

a) Indebtedness or leverage ratio not greater than 1.2 times.
b) Restated minimum capital for the amount equivalent to UF 1,630,000.

3.2) Maintain the ownership of property, plant and equipment required for the normal development of its business activities and operations and businesses and maintain the ownership of the subsidiary Alumco S.A.

3.3) Not pledging or mortgaging or constitute any guarantee or actual right on any property, plant and equipment item owned by Indalum S.A. or by its subsidiaries except for those guarantees on assets that are acquired in the future and which are granted as guarantee for the financing of the acquisition of these assets.

3.4) Not providing any personal guarantee or collateral to ensure compliance with any obligation, debt, liability or commitment assumed by any person or entity other than Indalum S.A. or its subsidiaries without the Creditors’ prior and written consent.

3.5) Not paying or distributing dividends which exceed 30% of net income for each year except with the prior and written consent by the creditors.

3.6) Not granting direct financing to third parties other than those related to the normal scope of operations. This concept of direct financing does not include accounts receivable related to merchandise of Indalum S.A. with its customers or loans to its executives and employees of Indalum S.A. or of its subsidiaries.

3.7) Should the Company dispose the properties located at Avda. Vitacura No.2736, Office 301 in the commune of Vitacura, and at Santa Marta No. 1313 in the commune of Maipu, the debtor will have to designate the total sum of the sales price for these properties to prepayment at a prorate amount of the balance of restructured obligations. In August 2006, the Company disposed of the property located at Santa Marta No. 1313 for which the banks agreed upon as an exception, and released the Company from before mentioned restriction related to this property.

3.8) Indalum S.A. can pay the loan currently owed to its Parent Company Madeco S.A. only if it has complied with all covenants which it assumes by virtue of the agreement or that resources are provided by the sale of the properties indicated above.

3.9) Madeco S.A. must have the direct or indirect control of the ownership of Indalum S.A. or have at least 50.1% ownership during the life of the agreement.

As of December 31, 2006, the Company has complied with all these covenants.

  Tax Contingencies

4.1) As of December 31, 2006, Indalum S.A. has received reimbursements for a sum of ThCh$ 327,810 (tax amount) from the Chilean Internal Revenue Service for tax years 1999 to 2003 related to corporate income tax differences. Company’s management, in accordance with claim terms established in the Tax Code, has began through its legal advisors the administrative proceedings required to claim in the first instance before the Tax Court the reimbursements applied, as it deems they are not applicable.

4.2) As of December 31, 2006, the Chilean IRS is in the process of reviewing the value added tax assessment for the periods from July to December 1999, February and August 2001, that originally amounted to ThCh$ 261,288.

As of December 31, 2006, Ingewall S.A. has received a resolution from the Chilean IRS for tax years 2001 and 2002 related to the modification of tax loss carryforwards. Company's management, in accordance with claim terms established in the Tax Code, has filed through its legal advisors the administrative procedures to claim the resolution applied in the first instance before the Tax Court, as it considers that it is not applicable.

Alusa S.A. and subsidiaries

  As of December 31, 2006, the Company has the following covenants and/or restrictions related to the syndicated loan with Banco de Chile and Banco Estado for a sum of UF 300,000 (historical value):
1.1) Maintain in its consolidated and financial statements the following financial indicators: Leverage; i.e., indebtedness level in which total liabilities does not exceed equity by 0.75 times. For these purposes, equity will be considered net of intangible assets and technical appraisals on assets.

1.2) Minimum equity of UF 1,765,000.

1.3) Not make any actual guarantee on its assets or any personal guarantees in favor of other creditors different from the group of banks without the prior and written consent of the banks, unless these guarantees are also provided in favor of the group of creditor banks under the same conditions and preference degree than those provided for the remaining creditors who are the beneficiaries of these guarantees.

This prohibition excludes those actual guarantees which Alusa S.A. makes on assets it acquires in the future, which are intended to secure the financing obtained for the acquisition of these assets.

1.4) Not maintain accounts receivable from its Argentine subsidiary Aluflex S.A., which relate to transactions outside the normal scope of the Company’s business, except if prior and written authorization is obtained from the group of banks. In their turn, accounts receivable with its subsidiary Aluflex S.A. related to normal scope of operations could not exceed a total of US$600,000 except if the Company obtains prior and written consent from the creditor banks.

  During December 31, 2006 the Company met all these covenants and had an exception provided by the group of banks for No. 4).
- Loan for export Banco Security U.F. 163,000 (historical value).

- Loan with Banco Estado for U.F. 52,000 (historical value).

To guarantee these additional loans obtained, Alusa S.A. will have to meet the following restrictions:

2.1) Madeco S.A. must be the direct or indirect owner of, at least 50.1% of voting right capital of Alusa S.A., during the duration of these loans.

  On December 26, 2006, Alusa S.A. became the guarantor and collateral of Aluflex S.A. for a loan granted by Banco del Desarrollo to this company for the amount of US$4,000,000. Principal owed is payable in January 2010.

  Tax Contingencies
To date, Alusa S.A. has received reimbursements from the Chilean IRS for tax years 2001, 2002 and 2003, related to corporate income tax differences for a total sum of ThCh$ 281,263 (tax amount).

Company’s management, in accordance with claim terms established in the Tax Code, has filed through its legal advisors the administrative procedures required to claim the reimbursements in the first instance before the Tax Court, as it believes these are not applicable.

Comercial Madeco S.A. and subsidiaries

Metacab S.A. (a subsidiary of Decker Indelqui S.A.) has received claims generated in the Ownership Participation Program according to the purchase agreement signed with the former ECA Company, a company owned by the State of Argentina. The by-laws of Metacab S.A. provided that the owners of 6% of share capital must be organized under a Participation Ownership Program, to which the Company’s employees could adhere, provided that they met certain requirements. This plan was never implemented. Currently, the former employees of this Company have filed a complaint alleging the inadequate business management which gave rise to the Company’s losses in the past and damaged the beneficiaries of the aforementioned program. As a result of these claims, among other restrictions, there were attachments on the plant located in Lomas de Zamora and certain pieces of machinery of this Company. To date, the Company’s legal advisors believe it is not possible to estimate the probability of resolution of this contingency and have indicated that this amount cannot be determined.

Indeco S.A.

Currently, the Company is party to different legal proceedings (labor, tax, municipal and civil claims) related to its operations for approximately ThCh$41,526 (ThCh$84,650 as of December 31, 2005). Likewise, the Company is in the process of claiming before the National Superintendency of Tax Administration - SUNAT for the supposed erroneous determination of the balance in favor of the benefit of recovery of general sales tax in respect to exports performed in August 2004. The amount questioned and collected by SUNAT was approximately ThCh$147,472, which is included under Trade accounts receivable and others, net in the Balance sheet as of December 31, 2006. In Company’s management’s opinion and in the opinion of its legal advisors, there are solid grounds which allow concluding that the final outcome of these proceedings will not represent significant expenses for the Company and therefore the Company has not made any provision for these proceedings as of December 31, 2006 and 2005.

Direct Guarantees

			Balance pending payment		Release of guarantee
	Company	Transaction	2005	2006	2007	2008	2009

			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
AGUAS ANDINAS S.A.	Madeco S.A.	Compliance with sales order	19,525	-	-	-	-
CHILEAN ADMINISTRATION	Madeco S.A.	Compliance with sales order	3,982	3,739	3,739	-	-
CIA. AMERICANA DE MULTISERVICIOS	Madeco S.A.	Compliance with sales order	723,545	208,538	208,538	-	-
CIA. AMERICANA DE MULTISERVICIOS	Madeco S.A.	Compliance with sales order	23,129	7,721	7,721	-	-
CIA. DE TELECOMUNICACIONES DE CHILE S.A.	Madeco S.A.	Compliance with sales order	276,639	-	-	-	-
CIA. MINERA RIOCHILEX S.A.	Madeco S.A.	Compliance with sales order	11,053	11,246	11,246	-	-
CMPC CELULOSA S.A.	Madeco S.A.	Compliance with sales order	51,435	-	-	-	-
CORPORACION NACIONAL DEL COBRE	Madeco S.A.	Compliance with sales order	7,969	500	500	-	-
CORPORACION NACIONAL DEL COBRE	Madeco S.A.	Compliance with sales order	222,198	234,060	234,060	-	-
FAM AMERICA LATINA	Madeco S.A.	Compliance with sales order	65,001	67,292	67,292	-	-
HQI TRANSLEC CHILE	Madeco S.A.	Compliance with sales order	2,612	-	-	-	-
METSO PAPER	Madeco S.A.	Compliance with sales order	-	28,587	28,587	-	-
MINERA ESCONDIDA	Madeco S.A.	Compliance with sales order	4,929	-	-	-	-
MINERA SPENCER S.A.	Madeco S.A.	Compliance with sales order	3,206	3,262	3,262	-	-
MINERA LOS PELAMBRES	Madeco S.A.	Compliance with sales order	-	67,301	-	67,301	-
MINERA SAN CRISTOBAL	Madeco S.A.	Compliance with sales order	-	170,238	-	170,238	-
MITSUBISHI CORP. SUCURSAL CHILE CONST. Y PROYECTOS	Madeco S.A.	Compliance with sales order	-	68,838	68,838	-	-
OUTOKUMPU	Madeco S.A.	Compliance with sales order	8,773	-	-	-	-
S.Q. M. INDUSTRIAL S.A.	Madeco S.A.	Compliance with sales order	-	3,530	3,530	-	-
SQM SALAR S.A.	Madeco S.A.	Compliance with sales order	-	2,693	1,396	1,297	-
TECHINT CHILE SA.	Madeco S.A.	Compliance with sales order	-	23,299	23,299	-	-

Indirect Guarantees

			Balance pending payment		Release of guarantee
	Company	Transaction	2005	2006	2007	2008	2009

			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CENTRAL BANK OF COSTA RICA	Armat S.A.	Compliance with sales order	21,192	-	-	-	-
CENTRAL BANK OF CHILE	Armat S.A.	Compliance with sales order	-	212,956	212,956	-	-
CENTRAL BANK OF GUATEMALA	Armat S.A.	Compliance with sales order	-	319,434	319,434	-	-
CHILEAN ADMINISTRATION	Armat S.A.	Compliance with sales order	1,989	675,477	675,477	-	-
ARGENTINE ADMINISTRATION	Armat S.A.	Compliance with sales order	446,997	-	-	-	-
CODELCO	Armat S.A.	Compliance with sales order	2,157	997	-	997	-
Alunorte Alumina do Brasil	Ficap S.A.	Bond	-	292,864	292,864	-	-
ANDE	Ficap S.A.	Compliance with sales order	-	32,949	32,949	-	-
Asltom Brasil Ltda	Ficap S.A.	Compliance with sales order	-	71,484	-	71,484	-
ATE II Trans. de Energia S/A	Ficap S.A.	Compliance with sales order	-	61,711	-	61,711	-
AUREA SEG/BCO SANTOS/INTER-ATLÂNTICO/ITAU BBA/SANTANDER	Ficap S.A.	Bond	1,067,714	-	-	-	-
Conseorcio PRA 1	Ficap S.A.	Compliance with sales order	-	6,905	-	6,905	-
Consorcio Lummus	Ficap S.A.	Bond	-	106,287	106,287	-	-
CPFL Comercialização Brasil	Ficap S.A.	Bond	-	66,029	66,029	-	-
Elecnor S/A	Ficap S.A.	Compliance with sales order	-	185,081	185,081	-	-
Elecnor S/A	Ficap S.A.	Compliance with sales order	-	185,081	185,081	-	-
Elecnor S/A	Ficap S.A.	Compliance with sales order	-	100,606	100,606	-	-
Eletronorte	Ficap S.A.	Compliance with sales order	-	21,166	21,166	-	-
Enerbrasil Energ Ren.do Brasil	Ficap S.A.	Compliance with sales order	-	39,845	39,845	-	-
Enerbrasil Energ Ren.do Brasil	Ficap S.A.	Compliance with sales order	-	50,799	50,799	-	-
Energ Power Ltda	Ficap S.A.	Compliance with sales order	-	14,754	-	14,754	-
Energ Power Ltda	Ficap S.A.	Compliance with sales order	-	1,803	-	1,803	-
FICAP S.A (MATRIZ)	Ficap S.A.	Bond	-	498,026	498,026	-	-
Kvaerner Do Brasil Ltda	Ficap S.A.	Bond	-	203,000	203,000	-	-
Michelin Partic. Ind. Comercio	Ficap S.A.	Bond	-	482,274	482,274	-	-
Michelin Partic. Ind. Comercio	Ficap S.A.	Bond	-	53,586	53,586	-	-
Obras Y Desarollo S/A	Ficap S.A.	Compliance with sales order	-	12,634	12,634	-	-
Obras Y Desarollo S/A	Ficap S.A.	Compliance with sales order	-	13,592	-	13,592	-
Porto Primavera Transm. Energia	Ficap S.A.	Compliance with sales order	-	11,529	-	11,529	-
Promon Eng Ltda	Ficap S.A.	Compliance with sales order	-	14,322	-	14,322	-
SAFRA	Ficap S.A.	Legal guarantee	563,452	1,044,507	-	-	1,044,507
Serra da Mesa Transm. Energia	Ficap S.A.	Bond	-	249,159	249,159	-	-
Serra de Mesa Transm. Energ.	Ficap S.A.	Compliance with sales order	-	498,317	498,317	-	-
SUDAMERIS/ SANTANDER	Ficap S.A.	Contract Performance International Public Bidding Agreement	58,135	-	-	-	-
Vila do Conde Transm.Energ.	Ficap S.A.	Compliance with sales order	-	5,237	5,237	-	-
DIRECCION DE VIALIDAD	Indalum S.A.	Guarantee deposit	-	803	-	-	-

Note 23 – Non-operating income and expenses

Non-operating income and expenses for each year are summarized as follows:

	For the years ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$

Non-operating income
Gain on sale of investments in other companies	6,592	-	-
Gain on sale of property, plant and equipment	60,991	197,099	16,646
Net gain from sale of disposable assets	-	-	31,627
Reversal of allowance for receivables due from Optel Ltda.	-	355,075	-
Recovery of tax benefits in foreign subsidiaries	44,208	512,756	-
Reversal of allowance for investment in Optel Ltda.	-	519,976	-
Release of provision for expenses related to Optel Ltda.	625,487	674,885	-
Gain on sale of Alufoil trademarks	664,431	-	-
Other	135,835	109,522	68,379
Total	1,537,544	2,369,313	116,652

Non-operating expenses
Staff severance indemnity payments related to restructuring	-	278,347	-
Obsolescence and write-offs of other long-term assets	396,631	246,004	932,608
Adjustment to realizable value of assets held for sale (Note 10)	416,360	247,455	293,689
Provision for closure and valuation on assets Ingewall and Uruguay	80,841	39,804	-
Provision for lawsuit	47,971	100,461	17,327
Accrual for contingent liabilities and lawsuits	224,317	-	-
Valuation allowance (write-down) for property, plant
and equipment - Argentina	85,955	-	-
Valuation allowance (write-down) for other assets - Argentina	213,468	-	-
Depreciation of inactive assets – Argentina (1)	2,372,187	1,381,882	940,462
Allowance for investment in Optel Ltda. and related provisions	-	-	-
Government fines, taxes and interest from foreign subsidiaries	-	927,508	650,542
Other	55,818	124,773	16,955
Total	3,893,548	3,346,234	2,851,583

(1) Corresponds to depreciation of property, plant and equipment (Note 10) and inactive assets (Note 13).

Note 24 – Balances and transactions with related parties

Balances with related companies at December 31 of each year are as follows:

a) Current assets

			As of December 31,
			2005	2006
Company	Nature of relationship	Nature of transaction	ThCh$	ThCh$

Cobrecon S.A.	Equity method investment	Loan	87,758	3,821
Embotelladoras Chilenas Unidas S.A.	Member of Controlling Group	Sales	176,534	201,639
Sodimac S.A.	Member of Controlling Group	Sales	376,693	987,990
Calaf S.A.	Member of Controlling Group	Sales	24,873	29,153
Minera Michilla S.A.	Member of Controlling Group	Sales	-	54,843
Minera Los Pelambre S.A.	Member of Controlling Group	Sales	898	189,578
Alte S.A.	Controlled by Minority Interest Holder	Sales	31,718	54,520
Other related Companies	Various	Various	30,229	25,595
Total			728,703	1,547,139

b) Current liabilities

			As of December 31,
			2005	2006
Company	Nature of relationship	Nature of transaction	ThCh$	ThCh$

Colada Continua Chilena S.A.	Equity method investment	Purchases	292,352	216,916
Minera Michilla S.A.	Shareholder	Purchases	77,463	109,325
Quinenco S.A.	Parent Company	Loan	8,184,801	-
Cobrecon S.A.	Equity method investment	Loan	38,535	55,232
Sodimac S.A.	Member of Controlling Group	Loan	15,189	49,821
Other related Companies	Various	Various	10,732	15,311
Total			8,619,072	446,605

In accordance with Article 89 of the Chilean Companies Act, the Company’s transactions with related parties must be carried out under market conditions. Short-term receivables and payables relate to current accounts and do not accrue interest.

Additionally, cash, long-term debt and its current portion, as well as fixed assets under capital leases and related miscellaneous payables, include the balances of transactions with Banco de Chile and its related companies, and with Banco Latinoamericano de Exportaciones S.A. (Brazil). These financial institutions are related companies under common control, however, respective balances have been classified according to the nature of the underlying transaction to present fairly the character of these relations.

e) Significant transactions with related parties are summarized as follows:

			Revenue (Expenses) for the years ended December 31,
Company	Nature of relationship	Transaction	2004	2005	2006
			ThCh$	ThCh$	ThCh$

Alte S.A.	Controlled by Minority Interest Holder	Sales Purchases	166,792 -	128,207 (20)	161,113 (16,344)
Almacenes Paris Comercial	Member of Controlling Group	Purchases	-	(205)	-
Artikos Chile S.A.	Member of Controlling Group	Services	-	(1,353)	(1,152)
Banchile Corredores de Bolsa.	Member of Controlling Group	Interest	-	21,955	27,325
Banco de Chile	Member of Controlling Group	Interest	(395,260)	(339,952)	(250,636)
Banco Latinoamericano - Bladex	Member of Controlling Group	Interest	-	-	(148,067)
Calaf S.A.	Member of Controlling Group	Sales	97,711	56,274	53,391
CNT Telefonica del Sur S.A.	Member of Controlling Group	Sales	332,220	138,742	109,157
Cobrecon	Equity Method investment	Sales	0	0	28,573
Colada Continua Chilena S.A.	Equity method investment	Sales	38,368	(86,050)	178,801
Embotelladoras Chilenas Unidas S.A.	Member of Controlling Group	Sales Purchases	834,268 (8,180)	661,219 (8,145)	808,463 (6,240)
Entel S.A.	Member of Controlling Group	Sales Purchases	8,978 (31,914)	- (51,866)	- (49,574)
Falabella S.A.C.I.	Member of Controlling Group	Purchases	-	(1,733)	-
Gianfranco Zechetto	Member of Controlling Group	Sales	-	28	-
Sodimac S.A.	Member of Controlling Group	Sales Purchases	5,219,643 -	4,207,102 -	5,695,559 (187,397)
Minera El Tesoro	Member of Controlling Group	Sales	72,124	50,540	46,050
Minera Los Pelambres S.A.	Member of Controlling Group	Sales	434,515	186,780	1,229,629
Minera Michilla S.A.	Shareholder	Sales Interest	71,637 (2,789)	62,983 -	67,930 -
Quinenco S.A.	Parent Company	Loan indexation Interest	(163,134) (255,655)	(295,942) (292,130)	(60,473) (151,631)
Transportes CCU Ltda.	Member of Controlling Group	Sales	3,422	-	180,749
Vending y Servicios CC	Member of Controlling Group	Services	-	-	(2,017)
Vina San Pedro S.A.	Member of Controlling Group	Sales Purchases	93,403 -	124,799 (1,971)	2,686 (3,419)
Inmobiliaria Norte Verde S.A.	Member of Controlling Group	Purchases	(39,569)	(21,925)	(11,203)
Lucchetti Chile S.A.	Member of Controlling Group	Sales	10,715	-	-
Peruplast S.A.	Equity method investment	Sales	-	-	3,551
Others	Various	Various	27,185	52,687	5,055

In accordance with Article 89 of the Chilean Companies Act, the Company’s transactions with related parties must be carried out under market conditions.

Note 25 – Minority Interest

Minority shareholders’ investment participation in the shareholders’ equity of the Company’s subsidiaries as of each year-end is as follows:

	As of December 31,
	2005	2006
	ThCh$	ThCh$
Balance Sheet
Alusa S.A.	8,959,141	9,781,700
Indalum S.A.	233,987	245,319
Indeco S.A.	1,228,037	1,440,717
Total	10,421,165	11,467,736

The equity participation of minority shareholders’ in the net results from operations of the Company’s subsidiaries for each year is as follows:

	As of December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Income Statement
Alusa S.A.	(639,113)	(522,066)	(1,022,098)
Distribuidora Boliviana Indalum S.A.	15,331	313	688
Indalum S.A.	(16,617)	(17,506)	(11,333)
Indeco S.A.	(227,250)	(212,604)	(505,410)
Inversiones Alusa S.A.	(374)	-	-
Minority interest participation in net loss	(868,023)	(751,863)	(1,538,153)

Note 26 – Expenses for issuance and placement of shares and debt instruments

The expenses related to the issuance of shares that were charged to Shareholders’ equity are as follows:

	As of December 31,
	2005	2006
	ThCh$	ThCh$

Commission for capital stock issuance	671,931	-
Financial advisory expenses	83,365	-
Fee with SVS registry	14,652	-
Other expenses	4,811	-
Total expenses (1)	774,759	-

(1) Amounts presented in historical Chilean pesos.

Note 27 – Derivative Contracts

As of December 31, 2005 and 2006 the details of derivative contracts recorded in conformity with Note 2 t) are as follows:

						As of December 31, 2005
Type	Nominal amount	Period of maturity	Item	Sales / Purchase	Hedged item	Amount	Effect in Income
	ThCh$					ThCh$	ThCh$

Forward	4,061,071	1st Quarter 06	Exchange rate	Purchase	Inventory	3,991,449	72,325
Swap	3,012,019	1st Quarter 06	Exchange rate	Purchase	Loans	2,960,380	15,965
Swap	137,280	1st Quarter 06	Interest rate	Purchase	Loans	134,926	31
Swap	1,758,028	2nd Quarter 06	Exchange rate	Purchase	Loans	1,727,888	22,685
Swap	505,771	4th Quarter 06	Exchange rate	Purchase	Loans	497,201	4,815
Swap	1,052,576	1st Quarter 07	Exchange rate	Purchase	Loans	1,034,530	(8,326)
Swap	532,390	2nd Quarter 07	Exchange rate	Purchase	Loans	523,263	4,990
Swap	1,569,545	4th Quarter 07	Interest rate	Purchase	Loans	1,542,636	(7,733)
						Total	104,751

						As of December 31, 2006
Type	Nominal amount	Period of maturity	Item	Sales / Purchase	Hedged item	Amount	Effect in Income	Unrealized gain/loss
	ThCh$					ThCh$	ThCh$	ThCh$
Swap	5,964,746	1st Quarter 07	Exchange rate	Purchase	Loans	5,964,747	(361,699)	-
Forward	355,903	1st Quarter 07	LME CU	Purchase	Cash flow	355,903	-	167,809
Forward	394,182	1st Quarter 07	Exchange rate	Purchase	Cash flow	394,181	-	(39,000)
Asian Options	4,728,548	1st Quarter 07	Copper	Purchase	Inventory	4,185,915	586,028	-
Swap	2,830,969	1st Quarter 07	Copper	Purchase	Inventory	2,511,549	328,303	-
Swap	1,810,978	2nd Quarter 07	Exchange rate	Purchase	Loans	1,810,978	(197,094)	-
Forward	2,627,062	2nd Quarter 07	Exchange rate	Purchase	Loans	2,627,062	(433,610)	-
Swap	496,953	2nd Quarter 07	Exchange rate	Purchase	Loans	496,953	(44,895)	-
Forward	253,950	2nd Quarter 07	LME CU	Purchase	Cash flow	253,950	-	(866)
Forward	2,183,598	2nd Quarter 07	LME AL	Purchase	Cash flow	2,183,597	-	168,036
Swap	2,616,926	2nd Quarter 07	Copper	Purchase	Inventory	2,511,549	110,913	-
Swap	1,401,613	3rd Quarter 07	Exchange rate	Purchase	Loans	1,401,613	(86,232)	-
Forward	253,950	3rd Quarter 07	LME CU	Purchase	Cash flow	253,950	(2)	(754)
Forward	2,218,442	3rd Quarter 07	LME AL	Purchase	Cash flow	2,218,442	-	133,062
Swap	2,554,021	3rd Quarter 07	Copper	Purchase	Inventory	2,511,550	15,422	-
Swap	1,569,545	4th Quarter 07	Interest rate	Purchase	Loans	1,569,545	(20,613)	-
Swap	306,160	4th Quarter 07	Exchange rate	Purchase	Loans	306,160	(22,587)	-
Forward	253,950	4th Quarter 07	LME CU	Purchase	Cash flow	253,950	-	(2,037)
Forward	554,351	4th Quarter 07	LME AL	Purchase	Cash flow	554,351	-	37,171
Swap	8,607,806	2nd Quarter 08	Interest rat	Purchase	Loans	8,715,690	160	-
Swap	1,186,825	2nd Quarter 08	Exchange rate	Purchase	Loans	1,186,825	(120,294)	-
Swap	11,008,777	2nd Quarter 11	Interest rate	Purchase	Loan in USD	11,367,046	(14,314)	-
						Total	(260,514)	463,421

Note 28 – Subsequent events

  As of February 12, 2007, a contract was signed between Madeco S.A. and the Republic of Colombia, in which the Company acquired 80% of the shares of Sociedad Cedsa S.A., for a total of US$ 3.7 million, paid in cash.

  On March 1, 2007, the Company’s subsidiary Alusa S.A. acquired 10,984,402 shares of Peruplast S.A. and 12,228,371 shares of Tech-Pak S.A. of whose shares it already held 25% and 25.6%, respectively. The purchase price for Peruplast S.A. and Tech-Pak S.A. was US$ 3.19 million and US$ 5.29 million, respectively, which was paid in cash. As a result of these acquisitions, Alusa became a 39.5% shareholder of Peruplast S.A. and a 50% shareholder of Tech-Pak S.A.

Concurrently, Nexus Group, a Peruvian investor, signed individual sales contracts, whereby it would acquire the requisite number of shares of Peruplast S.A. and Tech-Pak S.A. necessary to hold interests in each of these companies which is equal to those held by Alusa S.A. On the date that the payments were made and the shares were transferred, Alusa S.A. and Nexus Group entered into a shareholders agreement which designated the management of both of the acquired companies.

Thereafter, both Alusa S.A. and Nexus Group received a commitment from Shintec S.A. for the sale of its complete holdings in Peruplast S.A., which would be purchased in equal proportions by Alusa S.A. and Nexus Group. At that time, Alusa S.A. would be a 50% shareholder of Peruplast S.A.

  At the Annual Shareholders’ Meeting on April 24, 2007, the Board of Directors informed the shareholders that a change in the dividend policy, reducing the dividend rate from 50% to 30% of net income, had been approved by the Board on March 28, 2007.

In addition, the Board called a Extraordinary Shareholders’ Meeting, to absorb the accumulated losses by reduction of the share capital. This proposal was accepted and approved at the Extraordinary Shareholders’ Meeting held on April 24, 2007.

The management is unaware of any other significant subsequent events that occurred in the period from January 1, 2007 to the date of the issuance of the financial statements that may affect the Company’s financial position or the interpretation of these financial statements.

Note 29 – Guarantees received from third parties

As of December 31, 2005 and 2006, the Company holds the following guarantees from third parties:

Guarantor	Relationship	Type of guarantee	As of December 31,
			2005	2006
			ThCh$	ThCh$
ALUCENTER	Customer	Mortgage guarantee	16,336	-
ANGEL ARAVENA	Customer	Pledge	30,834	30,200
ARRIAZA ROMO LUIS	Customer	Credit limit guarantee	10,210	10,000
ASEGURADORES DE CAUCIONES SA	Customer	Advance guarantee	-	727,133
ASEGURADORES DE CAUCIONES SA	Customer	Advance guarantee	-	3,959,559
CHUBB ARGENTINA DE SEG. SA	Customer	Agreement compliance	-	48,167
CHUBB ARGENTINA DE SEG. SA	Customer	Agreement compliance	-	10,031
CHUBB ARGENTINA DE SEG. SA	Customer	Agreement compliance	-	170,711
CHUBB ARGENTINA DE SEG. SA	Customer	Agreement compliance	-	709,598
CHUBB ARGENTINA DE SEG. SA	Customer	Offer maintenance	-	90,187
CRISTALES Y ALUMINIOS S.A.	Customer	Promissory note	176,182	176,029
DANIEL VALVERDE	Customer	Industrial lien	116,713	116,609
DINAVID LTDA.	Customer	Mortgage guarantee	18,569	-
ELECTROMECANICA INDUSTRIAL S.A.	Customer	Lease guarantee	7,341	7,334
ELFLE COMERCIAL LTDA.	Customer	Credit limit guarantee	71,470	70,000
ERNESTO RETAMAL	Customer	Mortgage guarantee	2,793	2,736
FERBRAS S.A.	Customer	Checks	122,520	120,000
FIANZA Y CREDITO SA	Customer	Agreement compliance	-	137,005
ETC COMERCIO E REPRESENTAÇÕES LTDA	Customer	Bank guarantee	-	249,013
CENTELHA EQUIPAMENTOS ELETRICOS LTDA	Customer	Bank guarantee	-	249,013
EMPROCIL EMP. PROJETOS CONST. INST. ELET. LTDA	Customer	Bank guarantee	-	249,013
GTIA.DE BUSINESS RECOVERY LTDA	Customer	Lease guarantee	7,658	7,500
ICOSYP LTDA.	Customer	Checks	-	162,526
IND. CASALU Y CIA. LTDA.	Customer	Credit limit guarantee	30,630	-
IND. DE RADIADIORES GALLARDO	Customer	Credit limit guarantee	30,630	30,000
IND. NAC. DE PIEZAS Y PARTES	Customer	Credit limit guarantee	38,886	38,086
IVAN MATURANA	Customer	Vehicle	2,042	2,000
JUAN C. INOSTROZA CARRASCO	Customer	Checks	6,126	6,000
KITCHEN PACK LTDA.	Customer	Credit limit guarantee	82,908	81,203
LUIGI LOTITO Y CIA. LTDA.	Customer	Credit limit pledge	36,690	37,329
NELIDA PATRICIA OLAVE HERRERA	Customer	Credit limit guarantee	6,739	-
PEDRO GAJARDO	Customer	Mortgage guarantee	2,748	2,691
RUBEN RIOJAS	Customer	Pledge	1,021	1,000
SIALUM	Customer	Mortgage guarantee	2,449	2,399
SOC. COMERCIAL LIAR	Customer	Mortgage guarantee	40,873	-
SOC.ING. Y CONST. INDUCON	Customer	Mortgage guarantee	37,402	36,633
TITO ALVARADO	Suppliers	Installments	93,597	93,516
VIDRIO S Y ALUMINIO ALUCENTER	Customer	Mortgage guarantee	-	16,000
WOOD-ES ING. PLASTICOS LTDA.	Customer	Credit limit guarantee	20,420	20,000
		Total	1,013,787	7,669,221

Note 30 – Local and foreign currency

The required disclosures of foreign currency denominated assets and liabilities, and the non-monetary assets that are measured in U.S. dollars or Non-indexed Chilean pesos, are as follows:

		As of December 31,
	Currency of Measurement	2005	2006
		ThCh$	ThCh$
Cash	Non-indexed Chilean pesos	400,260	242,581
	US dollars	2,530,024	1,779,203
	Argentine pesos	261,777	779,099
	Brazilian real	779,082	1,235,454
	Peruvian sol	182,481	258,318
	Euros	198,471	426,521
	Other currencies	19,815	12,491
Time Deposits	Brazilian real	96,105	261,552
Marketable securities	Non-indexed Chilean pesos	153,150	306,019
Trade accounts receivable, net	Non-indexed Chilean pesos	15,657,830	21,566,542
	US dollars	20,942,057	39,671,314
	Argentine pesos	896,027	1,150,098
	Brazilian real	17,564,403	20,407,425
	Peruvian sol	555,458	133,175
	Euros	1,056,260	738,743
	Other currencies	10,598	10,689
Notes receivable, net	Non-indexed Chilean pesos	3,310,361	3,199,983
	Indexed Chilean pesos	41,610	10,744
	US dollars	412,699	426,179
	Argentine pesos	779,512	1,508,127
	Other currencies	30,050	30,574
Other receivables, net	Non-indexed Chilean pesos	465,271	1,013,302
	Indexed Chilean pesos	205,247	269,153
	US dollars	299,540	691,182
	Argentine pesos	260,302	2,654,124
	Brazilian real	691,407	534,754
	Peruvian sol	268,732	432,920
Notes and accounts receivables from related companies	Non-indexed Chilean pesos	640,945	1,540,800
	US dollars	87,758	6,339
Inventories, net	Non-indexed Chilean pesos	41,678,573	46,452,860
	US dollars	902,164	1,631,348
	Argentine pesos	4,950,928	8,941,178
	Brazilian real	16,819,963	27,000,801
	Peruvian sol	11,501,587	13,574,886
Recoverable taxes, net	Non-indexed Chilean pesos	4,537,693	4,920,005
	Brazilian real	1,194,959	3,639,750
	Peruvian sol	427,119	827,683
	Other currencies	214,072	4,632
Prepaid expenses	Non-indexed Chilean pesos	91,719	140,712
	Indexed Chilean pesos	39,874	117,450
	Argentine pesos	102,772	67,540
	Brazilian real	150,950	119,006
	Peruvian sol	25,302	39.040

		As of December 31,
	Currency of Measurement	2005	2006
		ThCh$	ThCh$
Deferred income taxes, net	Non-indexed Chilean pesos	1,089,833	2,480,803
	Argentine pesos	135,998	894,909
	Brazilian real	2,170,409	2,056,846
	Peruvian sol	-	142,048
Other current assets	Non-indexed Chilean pesos	6,839,486	8,871,247
	Indexed Chilean pesos	355,287	337,816
	US dollars	97,529	8,041,098
	Argentine pesos	12,801	2,910
	Brazilian real	123,494	681,798
Total current assets		162,259,744	232,283,770

Land	Non-indexed Chilean pesos	3,551,566	4,678,384
	US dollars	6,903,326	7,031,108
Buildings and infrastructure	Non-indexed Chilean pesos	22,153,934	22,752,059
	US dollars	29,702,664	31,138,864
Machinery and equipment	Non-indexed Chilean pesos	96,872,067	95,356,099
	US dollars	113,395,997	119,667,933
Others property, plant and equipment	Non-indexed Chilean pesos	20,521,228	22,007,678
	US dollars	9,935,279	10,661,413
Revaluation from technical appraisals	Non-indexed Chilean pesos	5,768,665	5,247,826
	US dollars	7,688,050	7,822,157
Depreciation (less)	Non-indexed Chilean pesos	(72,770,604)	(73,887,468)
	US dollars	(95,815,999)	(104,527,652)
Total property, plant and equipment, net		147,906,173	147,948,401

Investments in related companies	Non-indexed Chilean pesos	1,511,993	1,512,465
	US dollars	6,073,783	6,807,877
	Peruvian sol	644,329	664,263
Investments in others companies	Non-indexed Chilean pesos	15,872	15,543
	Brazilian real	2,694,465	3,536,920
	Peruvian sol	11,708	11,912
Goodwill, net	Non-indexed Chilean pesos	1,167,187	987,349
	US dollars	17,711,164	16,478,705
Negative goodwill, net	US dollars	(500,477)	(482,755)
Long-term notes and accounts receivable	Non-indexed Chilean pesos	43,110	276,647
	Argentine pesos	9,481	9,076
	Brazilian real	302,004	156,115
Intangible assets, net	Non-indexed Chilean pesos	166,752	135,964
	US dollars	2,456	1,840
	Brazilian real	50,994	57,940
	Peruvian sol	156,711	116,676
Others	Non-indexed Chilean pesos	4,411,272	2,091,740
	Indexed Chilean pesos	778,678	620,655
	US dollars	2,599,260	1,652,376
	Argentine pesos	227,257	432,976
	Brazilian real	3,324,072	1,464,570
	Other currencies	785	799
Total other assets		41,402,856	36,549,653
Total assets		351,568,773	416,781,824

		90 days				90 days to 1 year
		As of December 31, 2005		As of December 31, 2006		As of December 31, 2005		As of December 31, 2006
Current liabilities	Currency of measurement	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %

Short-term bank loans	Non-indexed Chilean pesos	1,052,406	6.55	1,176,565	6.11	4,736,557	6.83	-	-
	US dollars	8,261,552	5.45	5,998,494	5.93	5,046,215	4.95	5,292,606	5.95
	Argentine pesos	-	-	697	8.8	-	-	-	-
	Brazilian real	152,302	22.09	845,768	14.3	830,188	21.77	-	-
	Peruvian sol	2,110,349	4.08	1,195,825	5.27	2,079,665	5.2	930,823	5.7
	Euros	79,075	3.22	49,731	6.45	-	-	-	-
	Other currencies	-	-	-	-	593,414	1.5	-	-
Current portion of long-term bank loans	Non-indexed Chilean pesos	-	-	-	-	267,205	6.02	-	-
	Indexed Chilean pesos	-	-	697,095	5.65	2,265,645	7.33	2,381,873	3.14
	US dollars	34,110	-	1,201,094	5.22	-	-	7,468,641	3.72
	Brazilian real	-	-	-	-	-	-	3,991,039	3.64
	Other currencies	-	-	-	-	-	-	501,094	2.52
Current portion of bonds payable	Indexed Chilean pesos	-	-	-	-	4,343,590	5	4,536,996	5
Current portion of long-term obligations	Indexed Chilean pesos	102,686	6.84	1,175	0.16	313,793	6.76	485,441	4.8
	US dollars	472	8.14	521	0.08	1,473	8.14	1,227	0.08
Dividends payable	Non-indexed Chilean pesos	2,596	-	-	-	-	-	-	-
	Peruvian sol	-	-	82,882	-	-	-	-	-
Accounts payable	Non-indexed Chilean pesos	5,471,982	-	5,109,424	-	18,204	-	-	-
	Indexed Chilean pesos	6,916	-	32,483	-	-	-	-	-
	US dollars	6,963,964	-	10,465,297	-	-	-	-	-
	Argentine pesos	832,322	-	1,162,898	-	-	-	-	-
	Brazilian real	3,072,644	-	4,622,072	-	-	-	-	-
	Peruvian sol	207,686	-	229,412	-	-	-	-	-
	Euros	796,312	-	131,655	-	-	-	-	-
	Yens	-	-	344,741	-	-	-	-	-
	Other currencies	2,461	-	145,007	-	-	-	-	-

		90 days				90 days to 1 year
		As of December 31, 2005		As of December 31, 2006		As of December 31, 2005		As of December 31, 2006
Current liabilities	Currency of measurement	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %

Notes payable	US dollars	617,593	-	1,011,166	-	2,334	12.25	2,286	12.25
	Argentine pesos	55,152	-	260,223	-	-	-	-	-
Other payables	Non-indexed Chilean pesos	59,711	-	141,321	-	-	-	-	-
	Indexed Chilean pesos	-	-	4,903	-	-	-	-	-
	US dollars	182,414	-	525,568	4.98	-	-	-	-
	Argentine pesos	555	-	1,289	-	-	-	-	-
	Brazilian real	117,605	-	36,677	-	-	-	-	-
Notes and accounts payable to related parties	Non-indexed Chilean pesos	395,736	-	391,372	8.85	-	-	-	-
	Indexed Chilean pesos	8,184,801	3.71	-	-	-	-	-	-
	US dollars	38,535	-	55,233	-	-	-	-	-
Accrued liabilities and provisions	Non-indexed Chilean pesos	2,869,698	-	2,547,879	-	249,696	-	648,323	-
	Indexed Chilean pesos	3,815	-	107,120	-	-	-	-	-
	US dollars	179,171	-	144,421	-	-	-	-	-
	Argentine pesos	631,919	-	675,109	-	-	-	-	-
	Brazilian real	2,515,334	-	2,504,419	-	-	-	-	-
	Peruvian sol	872,266	-	1,483,283	-	-	-	-	-
Withholdings	Non-indexed Chilean pesos	831,684	-	756,120	-	-	-	-	-
	Argentine pesos	268,384	-	366,142	-	-	-	-	-
	Brazilian real	605,508	-	306,796	-	-	-	-	-
	Peruvian sol	149,476	-	125,055	-	-	-	-	-
	Other currencies	43	-	-	-	-	-	-	-
Unearned revenues	Non-indexed Chilean pesos	-	-	527	-	-	-	-	-
	US dollars	265,936	-	958,985	-	-	-	-	-
	Argentine pesos	9,214	-	3,218,614	-	-	-	-	-
	Brazilian real	643,635	-	3,516,016	-	-	-	-	-
	Peruvian sol	569,425	-	154,298	-	-	-	-	-
Other current liabilities	Non-indexed Chilean pesos	369	-	4,693	-	-	-	-	-
	US dollars	-	-	1,147,169	-	-	-	-	-
	Argentine pesos	946,487	-	-	-	-	-	-	-
	Brazilian real	38,435	-	65,850	-	-	-	-	-
Total current liabilities		50,202,736		54,003,084		20,747,979		26,240,349

Long term liabilities as of December 31, 2006

	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
		Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Bank loans	Indexed Chilean pesos	6,521,196	5.94	3,168,330	6.34	-	-	-	-
Bank loans	US$	14,129,835	5.64	9,720,812	3.41	-	-	-	-
Bank loans	Brazilian Real	7,739,560	14.15	191,078	11.50	-	-	-	-
Bonds payable	Indexed Chilean pesos	9,620,027	5.00	10,606,081	5.00	-	-	-	-
Miscellaneous payables	Indexed Chilean pesos	990,963	4.80	1,089,575	4.80	2,864,512	4.80	-	-
Miscellaneous payables	US$	296,061	7.44	-	-	-	-	-	-
Accrued expenses	Ch$	172,425	2.28	53,271	7.00	94,470	7.00	917,685	3.46
Accrued expenses	Indexed Chilean pesos	72,263	5.47	53,496	7.00	94,869	7.00	456,134	7.00
Accrued expenses	Argentine $	1,263,776	-	-	-	-	-	-	-
Accrued expenses	Brazilian Real	2,323,575	-	-	-	-	-	-	-
Deferred income taxes	Argentine $	52,342	-	-	-	-	-	-	-
Deferred income taxes	Peruvian Soles	437,714	-	-	-	-	-	-	-
Other liabilities	US$	120,294	-	-	-	-	-	-	-
Other liabilities	Argentine $	305,563	-	-	-	-	-	-	-
Other liabilities	Brazilian Real	159,567	-	-	-	-	-	-	-
Total long-term liabilities		44,205,161		24,882,643		3,053,851		1,373,819

Long term liabilities as of December 31, 2005

	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
		Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Bank loans	Ch$	765,282	6.02	-	-	-	-	-	-
Bank loans	Adjustable Ch$	5,668,314	6.38	4,064,320	5.24	-	-	-	-
Bank loans	US$	4,966,099	4.90	-	-	-	-	-	-
Bank loans	Brazilian Real	9,671,298	20.08	-	-	-	-	-	-
Bonds payable	Adjustable Ch$	9,169,876	5.00	10,109,789	5.00	5,437,093	5.00	-	-
Miscellaneous payables	Adjustable Ch$	880,575	6.57	998,889	6.53	3,148,156	6.53	374,917	6.53
Miscellaneous payables	US$	234,084	0.42	12,014	3.49	-	-	-	-
Accrued expenses	Ch$	160,998	0.98	55,743	4.97	70,142	7.00	732,763	6.46
Accrued expenses	Adjustable Ch$	70,295	7.00	66,607	7.00	118,119	7.00	567,922	7.00
Accrued expenses	US$	884,076	-	-	-	-	-	-	-
Accrued expenses	Argentine $	216,135	-	-	-	-	-	-	-
Accrued expenses	Brazilian Real	1,100,963	-	-	-	-	-	-	-
Deferred income taxes	Ch$	24,587	-	-	-	-	-	24,425	-
Deferred income taxes	Argentine $	35,154	-	-	-	-	-	-	-
Deferred income taxes	Peruvian Soles	270,721	-	-	-	-	-	-	-
Other liabilities	Argentine $	344,560	-	-	-	-	-	-	-
Other liabilities	Brazilian Real	259,935	-	-	-	-	-	-	-
Total long-term liabilities		34,722,952		15,307,362		8,773,510		1,700,027

Note 31 - Sanctions

The Company and its directors have not been subject of sanctions by the SVS nor by any other administrative authority.

Note 32 – Differences between Chilean and United States Generally Accepted Accounting Principles

Chilean GAAP varies in certain important respects from US GAAP. Such differences involve certain methods for measuring the amounts shown in the financial statements.

  Differences in measurement methods

The principal differences between Chilean GAAP and US GAAP are described below together with an explanation, where appropriate, of the method used in the determination of the adjustments that affect net income (loss) and total shareholders’ equity. References below to “SFAS” are to Statements of Financial Accounting Standards issued by the Financial Accounting Standards Board in the United States of America.

a) Inflation accounting

Pursuant to Chilean GAAP, the Company’s financial statements recognize certain effects of inflation (see Note 2 b). In addition, the Company translates the accounting records of its subsidiaries abroad to Chilean pesos from US dollars in accordance with Technical Bulletin No. 64, Accounting for Permanent Foreign Investments (see Note 2 s)). In the opinion of the Company, this foreign currency translation methodology forms part of the comprehensive basis of preparation of price-level adjusted financial statements required by Chilean GAAP. Inclusion of inflation and the effects of translation in the accompanying consolidated financial statements under the Chilean accounting standards in the financial statements are considered appropriate under the inflationary conditions that have historically affected the Chilean economy even though the cumulative inflation rate for the last three years does not exceed 100%. Accordingly, and as allowed pursuant to Form 20-F, these effects have not been eliminated in the reconciliation to US GAAP included under paragraph (1.p) below.

b) Revaluation of property, plant and equipment

In accordance with standards issued by the SVS, certain property, plant and equipment are recorded in the financial statements at amounts determined in accordance with a technical appraisal. The difference between the carrying value and the revalued amount is included as part of Property, plant and equipment in Other Reserves within Shareholders’ equity, and is subject to adjustments for price-level restatement and depreciation. Revaluation of property, plant and equipment is not allowed under US GAAP, therefore, the effects of the reversal of this revaluation, as well as of the related accumulated depreciation and depreciation expense is included in paragraph (1.p) below. Certain revaluations presented in the financial statements were recorded as part of purchase accounting adjustments under Chilean GAAP and therefore were not eliminated.

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

Beginning January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No. 60 and its related amendments issued by the Chilean Association of Accountants, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities. As a transitional provision, a contra (referred to as “complementary”) asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such complementary assets or liabilities are being amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax assets and liabilities relate.

Under US GAAP, companies must account for deferred taxes in accordance with SFAS No. 109 Accounting for Income Taxes (“SFAS 109”), which requires an asset and liability approach for financial accounting and reporting of income taxes, under the following basic principles:

  A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry-forwards.
  The measurement of deferred tax liabilities and assets is based on the provisions of the enacted tax law. The effects of future changes in tax laws or rates are not anticipated.
  The balance of deferred tax assets is reduced by a valuation allowance, if, based on the weight of available evidence, it is more-likely-than-not that some portion of the deferred tax assets will not be realized.

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

The effect of these differences on the net income and shareholders’ equity of the Company is included in paragraph (1.p) below. Additional disclosures required under SFAS 109 are further described in paragraph (2.b) below.

d) Goodwill

Under Chilean GAAP, prior to the implementation of Technical Bulletin No. 72, (“BT 72”) which is mandatory for periods beginning after December 31, 2003, the excess of cost over the net book value of a purchased company was recorded as goodwill and amortized to income over a maximum period of twenty years. Amortization of goodwill may be accelerated if the acquired company generates sufficient income to absorb the additional amortization in any given year. The adoption of BT 72 did not change the amortization period for goodwill, but instead requires measurement of acquired assets and liabilities in their fair values for all acquisitions after January 1, 2004.

Under US GAAP, in a business combination accounted for under the purchase method of accounting, the acquired company’s identifiable assets and liabilities are recorded at fair values to give effect to the purchase price paid by the acquiring company. If, after the assets and liabilities of the acquired company have been adjusted to their fair value at the acquisition date, the purchase price exceeds the amount of such fair value, the excess is recorded as goodwill. The Company adopted SFAS No. 142 Goodwill and other Intangible Assets (“SFAS 142”) as of January 1, 2002. SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination. Under this standard, beginning January 1, 2002, all goodwill, including amounts acquired before initial application of SFAS No. 142, and indefinite-lived intangible assets are not amortized, but must be tested for impairment at least annually.

For the years ended December 31, 2005 and 2006, the Company performed the annual impairment test of goodwill required by the standard and determined that no impairment existed under either Chilean GAAP or US GAAP.

The following effects are included in the net income (loss) and Shareholders’ equity reconciliation to US GAAP under paragraph (1.p) below:

(i) Differences in the amount of the impairment under US GAAP related to basis differences in the original determination and subsequent amortization methodology between Chilean GAAP and US GAAP;
(ii) The reversal of goodwill amortization recorded under Chilean GAAP.

A summary of the changes in the Company's goodwill under US GAAP during the years ended December 31, 2004, 2005 and 2006, by segment of operation is as follows:

	January 1, 2004	Currency translation adjustment	December 31, 2004
	ThCh$	ThCh$	ThCh$

Wire and Cable	23,299,989	(2,316,359)	20,983,630
Flexible Packaging	1,057,676	(36,437)	1,021,239
Aluminum Profiles	1,170,552	-	1,170,552
Total	25,528,217	(2,352,796)	23,175,421

	January 1, 2005	Currency translation adjustment	December 31, 2005
	ThCh$	ThCh$	ThCh$

Wire and Cable	20,983,630	(2,301,488)	18,682,142
Flexible Packaging	1,021,239	(48,452)	972,787
Aluminum Profiles	1,170,552	-	1,170,552
Total	23,175,421	(2,349,940)	20,825,481

	January 1, 2006	Currency translation adjustment	December 31, 2006
	ThCh$	ThCh$	ThCh$

Wire and Cable	18,682,142	318,638	19,000,780
Flexible Packaging	972,787	4,729	977,516
Aluminum Profiles	1,170,552	-	1,170,552
Total	20,825,481	323,367	21,148,848

e) Acquisition of 50% participation in Optel Ltda.

As described in Note 11, Madeco held a 50% participation in the fiber-optic company Optel Ltda. (“Optel”) joint venture with Corning International Corporation. In November 2003 based on arbitration ruling the joint venture agreement was declared lawfully terminated. As a result, Madeco lost the ability to appoint Optel’s management and was required to initiate the liquidation of Optel. The Company deconsolidated this entity and recorded a write-down of its investment in Optel in December 2003 and provided for expected costs related to the litigation with Corning and the forced liquidation of Optel.

On March 31, 2005, Madeco S.A., through its indirect subsidiary Madeco Brasil Ltda., signed an agreement with Corning whereby it acquired, for the nominal price of 1 Brazilian real, Corning’s 50% interest in Optel and also renegotiated and repaid indebtedness owed by Optel to its creditors. Under Chilean GAAP, as a result of that step acquisition the Company once again gained control over Optel and reversed through 2006 net income the impairment previously recorded in 2003. Under Technical Bulletin No. 72 the excess of the net assets acquired over the cost of acquisition referred to as “negative goodwill” was recorded in the step acquisition of an additional 50% interest in Optel in 2005. This negative goodwill is being amortized on a straight-line basis over a period of 20 years.

Under US GAAP the impairment write-offs on investments are not be reversed for improvements in the situation affecting the underlying investment, also the negative goodwill determined on the step acquisition of an additional 50% interest in Optel in 2005 would have been allocated as a reduction of the non-current assets (property, plant and equipment) in accordance with SFAS 141 Business Combinations.

In addition under Chilean GAAP certain payables due to Madeco Group companies were considered identifiable liabilities assumed during the additional 50% step acquisition in Optel. Those payables resulted principally from reimbursements payable for expenses incurred by other entities controlled by Madeco on behalf of Optel during the period when this investment was not controlled by the Company. In addition, as a result of regaining control and renegotiating Optel’s indebtedness the Company released into income the allowances against receivables due from Optel that were recorded in the moment of losing control over it in 2003. Under US GAAP the above mentioned payables represented no additional benefit or incremental liability to the acquirer and therefore no portion of the purchase price would be allocated to such amounts. Consequently the amount of the net assets acquired under US GAAP is different than under Chilean GAAP. This difference also affected the determination of the amount of excess of the net assets acquired over the cost of acquisition that reduced the amount of property, plant and equipment.

The differences between Chilean GAAP and US GAAP related to the accounting for the acquisition of 50% participation in Optel are included in paragraph (1.p) below and are as follows:

  The reversal of negative goodwill and its amortization recorded under Chilean GAAP;
  The reversal of the impairment write-up recognized under Chilean GAAP;
  The effects of reducing depreciation expense, due to the proportionate allocation of the excess of acquisition cost (including effect of elimination of intercompany balances and its effect in income) to property, plant and equipment.

f) Minimum dividend

As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the holders of issued and subscribed shares, the Company must distribute a cash dividend in an amount equal to at least 30% of its net income before amortization of negative goodwill for each year as determined in accordance with Chilean GAAP, unless and except to the extent the Company has unabsorbed prior year losses. Net income related to the amortization of negative goodwill can only be distributed as an additional dividend by the approval of the shareholders, and accordingly, is not included in the calculation of the minimum dividend to be distributed. Under Chilean GAAP dividend amounts are only recorded in the period in which the dividend is declared, whereas under US GAAP absent shareholder approval to the contrary amount of the minimum dividend required to be distributed represents a liability. No liability has been recorded in the reconciliation in paragraph (1.p) since the Company had unabsorbed losses from prior years.

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

h) Provision for restructuring costs

During 2002, the Company recorded under Chilean GAAP provisions related to the restructuring of a portion of its operations. The provisions were made mainly for the costs of future relocation of plant facilities and termination indemnity payments. Under US GAAP, such expenses are recognized in income as incurred.

Actual payments related to the restructuring costs were expensed under US GAAP in the years ended December 31, 2003 and 2004 and consequently as of December 31, 2004 and 2005, no differences between Chilean and US GAAP existed for this concept in Shareholders’ equity reconciliation. The effects of the difference in the net income reconciliation are shown under paragraph (1.p) below.

i) Derivative instruments and hedging activities

The Company is exposed to the impact of fluctuations in foreign currency exchange rates, changes in interest rates and changes in the market prices of commodities. In the normal course of business, the Company enters into a variety of derivative contracts designated to hedge its exposure to these risks.

Under Chilean GAAP, foreign currency forward contracts, swaps and options have been recorded in accordance with Technical Bulletin No. 57 issued by the Chilean Association of Accountants, as follows:

(i) Derivative contracts not qualifying for hedge accounting are recorded at their respective fair values with gains and losses included in earnings as Other non-operating income and expenses.
(ii) Derivative contracts that are designated as hedges of existing assets or liabilities, which are considered effective, are valued at their respective fair values. No adjustment to the hedged item’s carrying amount is recorded. If the net variation in the value of the derivative instrument and the hedged item results in a loss, the difference is recorded in the operating income. If the net variation in the value of the derivative instrument and the hedge item results in a gain, the net difference is deferred and recorded as an unrealized gain in the balance sheet.
(iii) Derivative contracts that are designated as hedges of future cash flows or transactions are valued at their respective fair values. Variation in the fair value are deferred and recorded as unrealized gains or losses in the income statement until the underlying transaction is realized.

Under US GAAP, in accordance with SFAS 133 Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), derivatives are always carried at fair value on the balance sheet. Hedge accounting can only be applied if the instruments meet certain requirements, among others a formal documentation of the hedging relationship and a periodic assessment of its effectiveness. If the derivative instrument does not qualify as a hedging instrument, changes in the fair value are reported directly in income. If the derivative instrument qualifies as a hedge, the accounting treatment varies based on the type of instrument being hedged.

The Company’s derivative instruments do not meet the formal documentation requirement of SFAS 133, therefore all effects should be reported in the same accounting period under US GAAP. As of December 31, 2005, the differences between Chilean GAAP and US GAAP were not material to the Company’s financial position and results of its operation. As of December 31, 2006, the Company is reporting a loss related to fair value hedges under Chilean GAAP, which results in a valuation consistent with US GAAP.

Additionally in 2006, the Company entered into cash flow hedges and deferred an unrealized gain related to these derivatives. The effect of recognizing this gain for the year 2006 is included in the reconciliation to US GAAP under paragraph (1.p) below.

Current Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts and therefore they are not reflected in the financial statements. For US GAAP purposes in accordance with SFAS 133, certain implicit or explicit terms included in host contracts that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument, must be separated from the host contract and accounted for at fair value. The Company separately measures embedded derivatives as freestanding derivative instruments at their estimated fair values recognizing changes in earnings when they occur. Currently the only host contracts and instruments that the Company has, which have implicit or explicit terms that must be separately accounted for at fair value, are raw materials sale and purchase contracts. The effect of accounting for embedded derivatives is not material to the Company’s financial position and results of its operations, and therefore no reconciling item to US GAAP was implemented by the Company.

j) Reversal of impairment loss

Under Chilean GAAP, during 2001 the Company recorded an impairment loss on property, plant and equipment related to its plants in Argentina. During the year ended December 31, 2002, the Company reassessed this impairment provision based on an improvement in the economic situation in Argentina and reversed, as permitted by Chilean GAAP, the amount of ThCh$ 7,328,184 related to previously recognized impairment losses. For US GAAP purposes, SFAS 144 does not allow the reversal of impairment losses. Therefore, the impairment loss recovered for Chilean GAAP purposes is treated as a reconciling item in the US GAAP reconciliation under paragraph (1.p) below.

k) Allowance for recoverable taxes

At December 31, 2003, under Chilean GAAP Madeco S.A. provided for the amount of the tax refund resulting from the 2003 tax loss carry-forward, given the fact that, at the date of issuance of the Chilean GAAP financial statements, the tax refund requested for the prior year had not been received, as it was under review by the Chilean Internal Revenue Service.

In June, 2004, the Chilean Internal Revenue Service authorized the partial refund of the request submitted for 2003 amounting to ThCh$ 1,647,327. Under US GAAP purposes, the partial refund represented a subsequent event to the issuance of the Chilean GAAP financial statements that provided additional evidence with respect to conditions that existed at the date of the balance sheet. As a result, considering this information that became available prior to the issuance of the financial statements included in the 2004 Form 20-F, the reconciliation to US GAAP included this change in the allowance for doubtful recovery of such tax loss carry-forward based on the new evidence available. Under Chilean GAAP, this refund was recorded during the year ended December 31, 2004.

l) Stock option plan

At the Extraordinary Meeting of Shareholders held on November 14, 2002, the shareholders approved a stock option plan, which was adopted by the Company’s Board of Directors on January 28, 2003. This incentive plan authorized the issuance of up to 493,334,000 shares of the Company’s common stock upon the exercises of stock options.

On April 24, 2003, the Company granted stock options to certain employees for a total of 182,147,724 shares.

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

At an Extraordinary Shareholders’ Meeting held on December 22, 2004, it was agreed to modify the placement value of remaining 311,186,276 authorized shares destined to such compensation plan, setting a price of Ch$ 60 per share.

On January 25, 2005 the Board of Directors agreed to a separate stock option plan of 130,000,000 shares for certain executives. The exercise price was set at Ch$ 60 per share. This plan commenced on May 20, 2005 when the stock option contracts were issued. Under Chilean GAAP the stock options were recognized in accordance with accounting criteria described in the Note 2 v) at the fair value of ThCh$ 263,500 (historic value) determined using the “Black-Scholes-Merton” model as of the grant date (January 25, 2005).

On August 31, 2005, the above mentioned contracts signed on May 20, 2005 were nullified and the Company recorded in income the unamortized amount of the fair value of the options.

On May 30, 2006, the Board of Directors agreed to issue to a group of executives stock options for a total of 120,000,000 shares out of the shares issued for this purpose in 2002. The Share Subscription Agreement dated July 14, 2006 sets the exercise price at Ch$ 48.52 per share.

The Company determined the fair value of ThCh$ 687,600 for these options at the grant date using the "Black-Scholes-Merton" method, which is recorded with a charge to compensation cost and a credit to other reserves on a straight-line basis over the period between the grant date of the options and the date that these become vested. The charge to income for the year 2006 was ThCh$ 275,040.

A summary of stock option activity for the plan is as follows:

	For the years ended December 31,
	Authorized Options			Granted Options (thereof)
	2004	2005	2006	2004	2005	2006
	Number	Number	Number	Number	Number	Number

Balance as of January 1	493,334,000	311,186,276	311,186,276	182,147,724	-	-
Granted during the period	-	-	-	-	130,000,000	120,000,000
Cancelled during the period	-	-	-	-	(130,000,000)	-
Exercised during the period	(182,147,724)	-	-	(182,147,724)	-	-
Balance as of December 31,	311,186,276	311,186,276	311,186,276	-	-	120,000,000

Under US GAAP, the Company applied until December 31, 2005 the Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees when accounting for stock options. Until then no compensation cost was recognized for grants made to employees when the grant price is greater than or equal to the market price of a common share on the grant date. For the year 2005, the amount recorded in income under Chilean GAAP was reversed in the US GAAP reconciliation under paragraph (1.p) below.

As of January 1, 2006, the Company adopted SFAS No. 123(R) Accounting for Stock-Based Compensation. This standard requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values estimated at the date of the grant. As of the date of the transition, there were no stock options outstanding; the Company is applying SFAS 123(R) using the modified-prospective-transition method. There is no difference in the treatment under Chilean GAAP, which is in accordance with International Financial Reporting Standard No. 2 Share-based payments, and SFAS 123(R), accordingly there is no adjustment included in the reconciliation under paragraph (1.p) for the year 2006.

m) Capitalized Interest

Under Chilean GAAP, all interest on debt directly associated with construction projects is capitalized, including interest, price-level restatement and, with respect to foreign currency borrowings, foreign currency translation gains and losses. The capitalization of interest costs associated with projects under construction is optional when incurred on debt that is not directly related to such projects. During 2004, 2005 and 2006, the Company’s debt was not considered directly associated with construction projects, and the Company did not capitalize interest.

Under US GAAP, capitalization of interest is required for the interest, which could be avoided should expenditures for the associated assets have not been made. As a consequence of increasing construction activities in 2006, the Company was implementing an adjustment for the capitalization of interest and the corresponding effect on depreciation that is included under paragraph (1.p) below.

n) Minority interest

The effects of the US GAAP adjustments on minority interest in subsidiaries that are not wholly-owned by the Company are included in paragraph (1.q) below.

o) Elimination of discontinued operations

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

As a result of the disposal, the results of operations of that component have been eliminated from the ongoing operations of the Company. The effect of restating discontinued operations is included in the reconciliation of net income to US GAAP and is presented net of tax (benefit) expenses of ThCh$ 231,318 and ThCh$ 39, and net of minority interest of ThCh$ 151,340 and ThCh$ (248) for the years ended December 31, 2004 and 2005, respectively under paragraph (1.p) below.

p) Effects of conforming to US GAAP

The adjustments to the reported consolidated net income (loss) required to conform to US GAAP are as follows:

	For the years ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$

Net income in accordance with Chilean GAAP	9,004,007	12,266,624	30,203,974
Reversal of depreciation on revaluation increment of fixed assets (par. 1b)	(18,802)	229,683	102,314
Deferred income taxes (par. 1c)
c.i Reversal of amortization of complementary accounts	536,040	487,975	456,108
c.ii Deferred tax effects of US GAAP adjustments	295,749	170,715	129,984
Amortization of goodwill (par. 1d)	1,842,028	1,694,816	1,721,235
Acquisition of Optel (par. 1e)
e.i Reversal of negative goodwill amortization	-	(19,499)	(26,452)
e.ii-iii Reversal of impairment write-up and allowances	-	(1,372,070)	277,014
e.iii Depreciation of property, plant and equipment	-	53,001	123,620
Staff severance indemnities (par. 1g).	(379,004)	263,061	42,833
Provision for restructuring costs (par. 1h)	(458,948)	-	-
Derivative instruments (par. 1i)	-	-	463,421
Reversal of impairment loss (par. 1j)	770,193	373,262	325,794
Allowance for recoverable taxes (par. 1k)	(1,647,327)	-	-
Stock option plan (par. 1l)	-	269,034	-
Capitalized interests (par. 1m)
o.i Capitalized interest	-	-	287,637
o.ii Accumulated depreciation	-	-	(14,046)
Minority interest (par. 1n)	571,467	(50,617)	(52,451)
Elimination of discontinued operations (par. 1o)	(860,852)	998	-
Net income from continuing operations in accordance with US GAAP	9,654,551	14,366,983	34,040,985
Income (loss) from discontinued operations, net of taxes and minority interest (par. 1o)	478,195	(787)	-
Net income in accordance with US GAAP	10,132,746	14,366,196	34,040,985

Other comprehensive income:
Additional foreign currency translation adjustment on US GAAP adjustments	1,586,345	621,429	(69,847)
Cumulative translation adjustment under Chilean GAAP	(12,206,915)	(14,724,456)	1,962,753
Gain on hedge of the foreign currency exposure of net investment in foreign operations	252,410	152,010	-

Comprehensive (loss) income in accordance with US GAAP	(235,414)	415,179	35,933,891

The following is a reconciliation of consolidated Shareholder’s Equity differences under Chilean GAAP to the corresponding amounts under US GAAP:

	As of December 31,
	2005	2006
	ThCh$	ThCh$

Shareholder’s Equity in accordance with Chilean GAAP	209,693,042	251,555,181
Reversal of revaluation of property, plant and equipment (par. 1b)
b.i Property, plant and equipment	(5,768,664)	(5,258,538)
b.ii Accumulated depreciation	3,138,731	2,730,919
Deferred income taxes (par. 1c)
c.i Reversal of complementary accounts	(5,286,057)	(4,841,682)
c.ii Deferred tax effects of US GAAP adjustments	846,932	982,411
Amortization of goodwill (par. 1d)	7,179,757	9,006,696
Acquisition of Optel (par. 1e)
e.i Reversal of negative goodwill amortization	(19,499)	(46,291)
e.i Reversal of negative goodwill	519,976	529,046
e.ii-iii New basis of property, plant and equipment	(1,892,046)	(1,648,036)
e.iii Accumulated depreciation of property, plant and equipment	53,001	177,546
Staff severance indemnities (par. 1g)	(3,714,907)	(3,672,074)
Derivative instruments (par. 1i)	-	463,421
Reversal of impairment loss (par. 1j)	(3,166,479)	(2,895,921)
Impairment of goodwill Ficap (par. 1d)	(5,232,626)	(5,323,902)
Capitalized Interest (par. 1m)
o.i Capitalized interest	-	287,637
o.ii Depreciation charge	-	(14,046)
Minority interest (par. 1n)	356,239	304,335
Shareholder’s Equity in accordance with US GAAP	196,707,400	242,336,702

The following summarizes the changes in shareholders’ equity under US GAAP during the years ended December 31, 2004, 2005 and 2006:

	As of December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$

Beginning balance	141,841,622	152,229,978	196,707,400
Capital increase	10,650,304	44,941,571	9,350,934
Issuance of stock options	-	-	275,040
Cumulative translation adjustment	(10,368,160)	(13,951,017)	1,892,906
Price-level restatement	(26,534)	(879,328)	69,437
Net income for the year	10,132,746	14,366,196	34,040,985
Ending balance	152,229,978	196,707,400	242,336,702

  Additional disclosure requirements

a) Earnings per share

	For the years ended December 31,
	2004	2005	2006
	Ch$	Ch$	Ch$

Earnings per share from continuing operations (US GAAP)	2.29	3.17	6.22
Earnings per share from discontinued operations (US GAAP)	0.11	-	-
Earnings per share (US GAAP)	2.40	3.17	6.22
Earnings per share (Chilean GAAP)	2.13	2.70	5.52

Weighted average number of common stock
outstanding (in thousands)	4,221,196	4,537,185	5,471,995

The earnings per share figures disclosed above for both US GAAP and Chilean GAAP purposes have been calculated by dividing the respective earnings determined in accordance with US GAAP and Chilean GAAP, respectively, by the weighted average number of common shares outstanding during the year. The outstanding employee stock options do not have a dilutive effect on the above calculation under application of the treasury stock method.

b) Income taxes

The provision for income taxes charged to the results of operations determined in accordance with US GAAP is as follows:

	For the year ended December 31, 2004
	Chile	Argentina	Peru	Brazil	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

(Loss) Income before income taxes and minority interest under Chilean GAAP	7,423,351	(2,482,162)	1,432,211	5,129,950	11,503,350
Current income taxes as determined under Chilean GAAP	(96,071)	-	(1,816,239)	(122,037)	(2,034,347)
Deferred income taxes as determined under Chilean GAAP	162,579	(257,518)	(69,070)	567,035	403,026
Subtotal	66,508	(257,518)	(1,885,309)	444,998	(1,631,321)
US GAAP adjustments:
Deferred tax effects of applying SFAS No. 109	292,918	280,271	(37,148)	-	536,041
Allowance for recoverable taxes	(1,647,327)	-	-	-	(1,647,327)
Deferred tax effects of US GAAP adjustments	64,431	-	-	-	64,431
Reclassification of income of discontinued operations	231,318	-	-	-	231,318
Expense (benefit) for the year under US GAAP	(992,152)	22,753	(1,922,457)	444,998	(2,446,858)

	For the year ended December 31, 2005
	Chile	Argentina	Peru	Brazil	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

(Loss) Income before income taxes and minority interest under Chilean GAAP	3,456,832	(384,799)	6,288,792	5,155,243	14,516,068
Current income taxes as determined under Chilean GAAP	(223,873)	-	(2,492,108)	(380,369)	(3,096,350)
Deferred income taxes as determined under Chilean GAAP	2,076,288	(636,435)	(247,279)	406,194	1,598,768
Subtotal	1,852,415	(636,435)	(2,739,387)	25,825	(1,497,582)
US GAAP adjustments:
Deferred tax effects of applying SFAS No. 109	410,549	-	77,425	-	487,974
Deferred tax effects of US GAAP adjustments	(44,721)	-	-	215,397	170,676
Reclassification of income taxes of discontinued operations	39	-	-	-	39
Expense (benefit) for the year under US GAAP	2,218,282	(636,435)	(2,661,962)	241,222	(838,893)

	For the year ended December 31, 2006
	Chile	Argentina	Peru	Brazil	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Income before income taxes and minority interest under Chilean GAAP	15,806,153	1,231,362	11,963,051	7,946,103	36,946,669
Current income taxes as determined under Chilean GAAP	(749,218)	(675,714)	(3,478,652)	(2,291,248)	(7,194,832)
Deferred income taxes as determined under Chilean GAAP	2,360,450	91,299	(103,701)	(357,758)	1,990,290
Subtotal	1,611,232	(584,415)	(3,582,353)	(2,649,006)	(5,204,542)
US GAAP adjustments:
Deferred tax effects of applying SFAS No. 109	383,101	-	73,007	-	456,108
Deferred tax effects of US GAAP adjustments	(25,026)	82,190	(876)	73,696	129,984
Expense (benefit) for the year under US GAAP	1,969,307	(502,225)	(3,510,222)	(2,575,310)	(4,618,450)

Deferred tax assets (liabilities) as of December 31, 2005 are as follows:

	Short-term			Long-term
	Deferred tax under Chilean GAAP	SFAS No. 109 applied to US GAAP adjustments	Deferred tax under US GAAP	Deferred tax under Chilean GAAP	SFAS No. 109 applied to US GAAP adjustments	Deferred tax under US GAAP
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Deferred tax assets
Allowance for doubtful accounts	378,390	233,418	611,808	804,791	-	804,791
Tax loss carry forwards	3,546,690	-	3,546,690	21,502,628	-	21,502,628
Valuation allowance	(9,231,869)	-	(9,231,869)	(21,899,141)	(1,108,268)	(23,007,409)
Accrued vacation expense	125,239	-	125,239	11,412	-	11,412
Property, plant and equipment held for sale	29,157	-	29,157	42,387	-	42,387
Deferred foreign currency exchange differences	309,634	-	309,634	143,743	-	143,743
Impairment of investment in Decker	-	-	-	-	1,108,268	1,108,268
Impairment of investment in Brazil	7,089,239	-	7,089,239	-	-	-
Adjustment to realizable value for property, plant and equipment	-	-	-	55,754	-	55,754
Allowance for obsolescence of inventories	657,798	-	657,798	93,305	-	93,305
Allowances for other current and long-term receivables	587,277	-	587,277	-	-	-
Write-downs of property, plant and equipment	20,899	-	20,899	192,950	-	192,950
Provision for unused property, plant and equipment	-	-	-	106,450	34,727	141,177
Other	423,249	-	423,249	828,860	65,627	894,487
Gross deferred tax assets	3,935,703	233,418	4,169,121	1,883,139	100,354	1,983,493

Deferred tax liabilities
Property, plant and equipment in leasing and accelerated depreciation	-	-	-	1,537,352	5,250,437	6,787,789
Manufacturing expenses	522,289	-	522,289	-	-	-
Staff Severance Indemnities	-	-	-	395,026	(395,026)	-
Negotiation of bonds	14,852	-	14,852	-	-	-
Bond issuance costs	-	-	-	159,146	-	159,146
Other	2,322	-	2,322	146,502	(82,514)	63,988
Gross deferred tax liabilities	539,463	-	539,463	2,238,026	4,772,897	7,010,923

Net assets (liabilities) deferred taxes	3,396,240	233,418	3,629,658	(354,887)	(4,672,543)	5,027,430

Deferred tax assets (liabilities) as of December 31, 2006 are as follows:

	Short-term			Long-term
	Deferred tax under Chilean GAAP	SFAS No. 109 applied to US GAAP adjustments	Deferred tax under US GAAP	Deferred tax under Chilean GAAP	SFAS No. 109 applied to US GAAP adjustments	Deferred tax under US GAAP
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Deferred tax assets
Allowance for doubtful accounts	1,323,545	-	1,323,545	27,937	-	27,937
Tax loss carry forwards	2,861,384	-	2,861,384	20,130,780	-	20,130,780
Valuation allowance	(3,112,424)	-	(3,112,424)	(24,741,839)	(922,352)	(25,664,191)
Accrued vacation expense	147,631	-	147,631	-	-	-
Property, plant and equipment held for sale	30,049	-	30,049	22,342	-	22,342
Impairment of investment in Decker	-	-	-	-	1,013,573	1,013,573
Impairment of investment in Brazil	1,457,860	-	1,457,860	4,981,022	-	4,981,022
Adjustment to realizable value for property, plant and equipment	11,713	-	11,713	-	-	-
Allowance for obsolescence of inventories	1,237,328	-	1,237,328	95,398	-	95,398
Allowances for other current and long-term receivables	586,768	-	586,768	-	-	-
Write-downs of property, plant and equipment	-	-	-	204,171	-	204,171
Provision for unused property, plant and equipment	-	-	-	457,760	31,519	489,279
Other	1,510,466	-	1,510,466	802,693	60,578	863,271
Gross deferred tax assets	6,054,320	-	6,054,320	1,980,264	183,318	2,163,582

Deferred tax liabilities
Property, plant and equipment in leasing and accelerated depreciation	-	-	-	1,792,959	4,372,394	6,165,353
Manufacturing expenses	443,468	-	443,468	-	-	-
Staff Severance Indemnities	-	-	-	412,407	(412,407)	-
Negotiation of bonds	30,762	-	30,762	-	-	-
Bond issuance costs	-	-	-	132,260	-	132,260
Other	5,484	157,563	163,047	132,694	(74,961)	57,733
Gross deferred tax liabilities	479,714	157,563	637,277	2,470,320	3,885,026	6,355,346

Net assets (liabilities) deferred taxes	5,574,606	(157,563)	5,417,043	(490,056)	(3,701,708)	(4,191,764)

A reconciliation of the Chilean Statutory income tax rate to the Company’s effective tax rate on net income calculated in accordance with US GAAP is as follows:

	For the years ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$

US GAAP Income before taxes, minority interest and equity participation in income/losses of related companies	12,422,306	15,721,378	39,561,765

Statutory tax rate	17.0%	17.0%	17.0%

Statutory tax rate applied to pretax income	(2,111,792)	(2,672,634)	(6,725,500)
Effect on tax and financial equity restatement (1)	449,993	706,522	30,515
Non-taxable income	(170,822)	555,790	701,786
Non-deductible expenses	1,553,841	569,261	(564,642)
Adjustments for application of BT 64	3,181,054	3,810,454	1,022,155
Other local taxes	-	-	(25,277)
Foreign taxes in excess of domestic rate	(1,453,276)	(1,962,511)	(3,211,191)
Valuation allowance changes affecting the provision for income taxes	(3,384,048)	(1,840,840)	4,488,896
Reclassification of income taxes related to discontinued operations	231,318	39	-
Other	(743,126)	(4,974)	(335,192)
At effective tax rate	(2,446,858)	(838,893)	(4,618,450)

(1) This item corresponds to the difference in the basis used for the price-level restatement calculation of shareholder’s equity for financial and tax purposes.

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate return basis and not on a consolidated basis.

Expiration dates of the tax loss carry-forwards as of December 31, 2006 are as follows:

Country	2007	2008	2009	2010	2011	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Argentina (1)	20,050,660	80,442	606,717	112,401	496,055	21,346,275
Brazil (2)	-	-	-	-	-	8,789,595
Chile (3)	-	-	-	-	-	81,706,211
Total	20,050,660	80,442	606,717	112,401	496,055	111,842,081

(1) Tax-loss carry-forwards in Argentina expire in 5 years under current tax legislation.
(2) Tax-loss carry-forwards in Brazil under current tax legislation do not expire but the deduction from taxable income is limited to 30% of the taxable income.
(3) Tax loss carry-forwards do not expire in Chile under current tax legislation.

c) Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash investments and trade accounts receivable.

The Company maintains cash and cash equivalents, marketable securities and certain other financial instruments with various financial institutions. These financial institutions are located in Chile and other parts of the world, and the Company’s policy is designed to limit exposure to any institution. The Company performs periodic evaluations of the relative credit standing of these financial institutions as part of its investment strategy.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company’s customer base located in Chile, Argentina, Brazil and Peru. The Company’s sales in these regions amounted to approximately 78.66% and 75.56% of total sales as of December 31, 2005 and 2006 respectively. As of these dates, no customer has outstanding receivables of more than 10%. Furthermore, the Company does not require collateral or security for its accounts receivable.

d) Collective bargaining agreements

As of December 31, 2006, approximately 76.32% of the Company’s employees are covered by collective bargaining agreements. Of the employees covered by collective bargaining agreements, 60.38% of the agreements will expire within one year.

e) Lease commitments

The Company leases certain property under long-term non-cancelable leases, which are accounted for as capital leases. The related future minimum lease payments as of December 31, 2006 were as follows:

As of December 31, 2006
ThCh$

2007	818,383
2008	739,046
2009	523,530
2010	531,869
2011	557,706
Due after 5 years	2,864,512
Total	6,035,046

Operating lease and related future minimum payments as of December 31, 2006 are presented as follows:

As of December 31, 2006
ThCh$

Due within 1 year	364,154
Due after 1 year but within 2 years	89,689
Due after 2 years but within 3 years	70,827
Due after 3 years but within 4 years	49,419
Due after 4 years but within 5 years	48,045
Due after 5 years	32,931
Total	655,065

Cash paid for operating leases for the year ended December 31, 2006 was ThCh$ 365,024.

f) Advertising Costs

The Company expenses advertising costs when the related advertising has been published or aired. Advertising expenses amounted to ThCh$ 534,849, ThCh$ 399,854 and ThCh$ 1,184,363 for the years ended December 31, 2004, 2005 and 2006, respectively.

g) Fair value of financial instruments

The accompanying tables provide disclosure of the estimated fair value of financial instruments owned by the Company. Carrying values are based on amounts reported in accordance with Chilean GAAP. The following methods and assumptions were used to estimate the fair value of each class of financial instruments at December 31, 2005 and 2006, for which it is practicable:

Cash and Cash Equivalents - Cash and Cash Equivalent are stated at the carrying amounts, which approximate fair values.

Marketable securities - The fair value of marketable securities is based on quoted market prices.

Long-term accounts receivable - As substantially all of the Company’s long-term accounts receivable bear interest at variable rates, and these interest rates are stated at current market rates, the carrying value of these receivables approximates fair value.

Short-term and long-term debt - The fair value of short-term and long-term debt is based on rates currently available to the Company for debt with similar terms and remaining maturities.

Other current liabilities - This category consists of current liabilities whose carrying value approximates their fair value. The derivative contracts’ fair value is based on market-prices at December 31, 2005 and 2006 respectively.

Other current assets - The fair value of these derivative contracts is based on market price.

The following represent the company’s required disclosures regarding the fair value of financial instruments under US GAAP as of December 31, 2005 and 2006,

	As of December 31,
	2005		2006
	Carrying	Fair	Carrying	Fair
	Amount	value	Amount	Value
	ThCh$	ThCh$	ThCh$	ThCh$
Assets:
Cash	4,371,910	4,371,910	4,733,667	4,733,667
Time deposits and marketable securities	249,255	249,255	567,571	567,571
Other current assets	3,333,501	3,333,501	12,244,080	12,244,080
Derivative financial instruments	120,810	120,810	1,137,096	1,137,096
Financial assets:
Investments in other companies	2,722,045	2,722,045	3,564,375	3,564,375
Long-term accounts receivable	354,595	354,595	441,838	441,838
Short-term debt:
Short-term bank borrowings (includes current portion of long-term liability)	27,508,683	27,508,814	31,731,345	31,683,971
Current portion of bonds payable	4,343,590	4,352,852	4,536,996	4,563,140
Current portion of long-term liabilities	418,424	418,424	488,364	488,364
Other current liabilities	985,291	985,291	1,217,712	1,217,712
Long-term debt:
Bonds payable	24,716,758	24,964,181	20,226,108	20,693,146
Long-term bank borrowings:
Long-term liabilities	25,135,313	24,819,775	41,470,811	41,477,990
Derivative financial instruments	16,059	16,059	120,294	120,294

h) Restrictions on net assets

As stated in Note 22 the Company has subsidiaries that must abide by certain financial ratios and covenants that require minimum equity levels or that contain other characteristics that restrict the transfer of assets to the parent company. The amounts of Madeco’s proportional share in restricted net assets in consolidated subsidiaries as of December 31, 2006 are as follows:

Proportionate share of restricted net assets
Legal Entity	as of December 31, 2006
ThCh$

Alusa S.A.	24,583,475
Indalum S.A.	29,637,238

The consolidated retained earnings which represent undistributed earnings of investees accounted for using the equity method as of December 31, 2006 amounts to ThCh$ 1,277,610.

i) Comprehensive income (loss)

The Company presents comprehensive income and its components with the objective to report a measure of all changes in shareholders’ equity that result from transactions or other economic events of the period other than transactions with owners. Comprehensive income is the total net income and other non-owner equity transactions (“other comprehensive income”) that result in changes in net equity.

The following represents accumulated other comprehensive income balance, for the years ended December 31, 2004, 2005 and 2006:

	For the year ended December 31, 2004
	Chilean GAAP cumulative translation adjustment	Effect of US GAAP adjustments on cumulative translation adjustment	Accumulated Other Comprehensive Income (Loss)
Beginning balance	13,036,092	(41,487)	12,994,605
Credit (charge) for the period	(11,954,505)	1,586,345	(10,368,160)
Ending balance	1,081,587	1,544,858	2,626,445

	For the year ended December 31, 2005
	Chilean GAAP cumulative translation adjustment	Effect of US GAAP adjustments on cumulative translation adjustment	Accumulated Other Comprehensive Income (Loss)
Beginning balance	1,081,587	1,544,858	2,626,445
Credit (charge) for the period	(14,572,446)	621,429	(13,951,017)
Ending balance	(13,490,859)	2,166,287	(11,324,572)

	For the year ended December 31, 2006
	Chilean GAAP cumulative translation adjustment	Effect of US GAAP adjustments on cumulative translation adjustment	Accumulated Other Comprehensive Income (Loss)
Beginning balance	(13,490,859)	2,166,287	(11,324,572)
Credit (charge) for the period	1,962,753	(69,847)	1,892,906
Price-level restatement	(42,772)	-	(42,772)
Ending balance	(11,570,878)	2,096,440	(9,474,438)

j) Reclassifications for US GAAP purposes

Under Chilean GAAP, the following income and expenses are classified as non-operating expenses whereas under US GAAP they would be classified as operating income and expenses:

	Charge/(credit)
	For the years ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$

Gain on sale of property, plant and equipment	(60,991)	(197,099)	(16,646)
Recovery of tax benefits in foreign subsidiaries	-	(512,756)	-
Other non-operating income	-	(109,522)	(68,379)
Amortization of negative goodwill	-	(19,499)	(26,452)
Amortization of goodwill	1,842,028	1,694,816	1,721,235
Staff severance indemnity payments related to restructuring	-	278,347	-
Obsolescence and write-offs of other long-term assets	396,631	246,004	932,608
Provision for lawsuits settlements	47,971	100,461	17,327
Adjustment to realizable value of assets held for sale	416,360	247,455	293,689
Depreciation of inactive assets (Argentina)	2,372,187	1,381,882	940,462
Government fines, taxes and interest from foreign subsidiaries	-	927,508	650,542
Valuation allowance for fixed and other assets (Argentina)	299,423	-	-
Accrual for contingent liabilities and lawsuits	224,317	-	-
Allowance for closure and valuation of assets in foreign subsidiaries (Ingewall and Uruguay)	80,841	39,804	-
Other non-operating expense	55,819	124,773	16,955

Total	5,674,586	4,202,174	4,461,341

The condensed consolidated statements of income for the years ended December 31 under US GAAP are presented as follows:

	For the years ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$

Sales	338,766,995	372,920,142	559,141,475
Cost of sales	(292,994,510)	(321,137,696)	(480,546,822)
Gross Margin	45,772,485	51,782,446	78,594,653
Administrative and selling expenses	(23,275,577)	(24,839,783)	(28,988,508)
Operating income	22,496,908	26,942,663	49,606,145
Non-operating income and expenses, net	(10,074,602)	(11,221,284)	(10,044,380)
Net income before income taxes and minority interest interest	12,422,306	15,721,379	39,561,765
Income taxes	(2,446,858)	(838,892)	(4,618,450)
Equity participation in (loss) income of related companies, net	(24,342)	286,977	688,274
Income before minority interest	9,951,106	15,169,464	35,631,589
Minority interest	(296,555)	(802,481)	(1,590,604)
Net income from continuing operations	9,654,551	14,366,983	34,040,985
Net income (loss) from discontinued operations	478,195	(787)	-
Net income	10,132,746	14,366,196	34,040,985

Other comprehensive income (loss):
Loss on hedge of the foreign currency exposure of net investment in foreign operations	(11,954,505)	(14,572,446)	1,962,753
Cumulative translation adjustment	1,586,345	621,429	(69,847)
Comprehensive net (loss) income	(235,414)	415,179	35,933,891

Certain reclassifications would be made to the Chilean GAAP balance sheet in order to present Chilean GAAP amounts in accordance with presentation requirements under US GAAP.

The following are summarized balance sheets of the Company using a US GAAP presentation and amounts determined in accordance with US GAAP:

	As of December 31,
	2005	2006
	ThCh$	ThCh$

Current assets	159,360,957	228,377,774
Property, plant and equipment	308,701,275	319,744,584
Accumulated depreciation of property, plant and equipment	(168,978,986)	(178,416,622)
Property, plant and equipment, net	139,722,289	141,327,962
Goodwill, net	20,825,481	21,148,848
Other assets	22,054,544	22,694,346
Total assets	341,963,271	413,548,930

Current liabilities	70,793,231	79,622,663
Long-term liabilities	64,397,714	80,426,164
Minority interest	10,064,926	11,163,401
Shareholders’ equity	196,707,400	242,336,702
Total Liabilities and Shareholders’ equity	341,963,271	413,548,930

k) Cash flow information

The statement of cash flow under Chilean GAAP differs in certain aspects from the presentation of the same statement under US GAAP, as follows:

	For the years ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$

Cash provided by operating activities under Chilean GAAP	5,025,197	10,594,529	5,913,305

Cash provided by operating activities under US GAAP	5,025,197	10,594,529	5,913,305

Cash (used in) provided by financing activities under Chilean GAAP	(23,896,331)	(4,162,600)	14,447,403

Cash (used in) provided by financing activities under US GAAP	(23,896,331)	(4,162,600)	14,447,403

Cash provided by (used in) investing activities under Chilean GAAP	25,929,377	(11,783,601)	(10,429,121)
Purchase of time deposits	-	(96,105)	(261,552)
Sale of time deposits	-	-	96,105
Cash provided by (used in) investing activities under US GAAP	25,929,377	(11,879,706)	(10,594,568)

The detail of cash and cash equivalents in US GAAP is a follows:

	As of December 31,
	2005	2006
	ThCh$	ThCh$

Cash in banks	4,371,910	4,733,667
Marketable securities	153,150	306,019
Securities purchased under agreements to resell	3,333,474	12,244,080
Total	7,858,534	17,283,766

l) Segment reporting

The Company provides disclosures in accordance with Statement of Financial Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”) which establishes standards for reporting information about operating segments in annual financial statements as well as related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial statement information is available and is evaluated regularly by the chief operating decision maker in making decisions about allocating resources and assessing performance. The Company operates in four business segments including Wire and Cable, Brass Mills, Flexible Packaging and Aluminum Profiles.

The accounting policies of each segment are as described in the Company’s summary of significant accounting policies (See Note 2). The following is a description of the four segments:

Wire and Cable

The Company produces and sells in Chile, Argentina, Peru and Brazil various wire and cable products designed to meet client needs in the telecommunications, energy, mining, construction and manufacturing industries. Wire and Cable products have certain generalized differentiating characteristics, such as single or multiple strand (wire), twisted strands (cable), bare or insulated, type of material used for insulation and magnetic or non-magnetic.

Brass Mills

The Company’s Brass Mills segment manufactures a variety of products used by other industrial companies and the construction sector. These products include pipes, bars, busbars and sheets made of copper, copper alloy, brass, aluminum and aluminum alloy. The Company also manufactures coin blanks and minted coins, which are produced principally from alloys comprised of copper, nickel, aluminum and zinc. While the Company’s Brass Mills facilities are located in Chile and Argentina, a significant portion of revenues are generated from export sales. Exports for the pipes, bars and sheets, or “PBS” division of the Brass Mills may include sales to customers in countries other than Chile or Argentina. Exports for the Coins division of the Brass Mills unit may include sales to customers in any country other than Chile.

Flexible Packaging

The Company’s Flexible Packaging segment manufactures flexible packaging for use in the packaging of large scale consumer products, as well as aluminum foil and plastic wrap, for both commercial and home use. The Company has flexible packaging operations in Chile and Argentina. In Peru, the subsidiary Alusa also has a 25% interest in two Peruvian operations, Peruplast S.A. and Tech Pak S.A. that operate in that business. Financial information of these investees is not considered as part of segment data reviewed by the chief operating decision maker and consequently these investees are not included in the segment information presented below.

Aluminum Profiles

The Company’s aluminum segment manufactures aluminum siding used principally in the construction sector for window frames, door frames, external and internal hardware fixtures and customized goods for the production of industrial durable goods.

Segment Reporting

The Company presents segment information in accordance with Chilean GAAP. Disclosure of segment data and a reconciliation of the total amounts reported by reportable segments to the consolidated amounts in the financial statements are as follows:

	For the year ended December 31, 2004
	Wire and Cable	Brass Mills	Flexible Packaging	Aluminum Profiles	Unallocated	Elimination	Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Sales to external customers	175,872,079	88,879,844	47,723,439	30,274,558	-		342,749,920
Intersegment sales	30,760,211	10,772,114	523	-	-	(41,532,847)	-
Total revenues	206,632,290	99,651,958	47,723,962	30,274,558	-	(41,532,847)	342,749,920
Interest income	428,635	397,703	10,926	160,629			997,893
Interest expense	(5,044,359)	(5,097,855)	(528,980)	(965,720)			(11,636,914)
Income taxes	(1,108,762)	1,022,218	(563,253)	(981,523)			(1,631,320)
Equity participation in net income of related companies	(22,677)	-	(1,664)	-	-	-	(24,341)
Depreciation expense	(5,855,644)	(2,614,598)	(2,241,155)	(696,436)	-	-	(11,407,833)
Operating income	11,098,490	8,630,641	3,371,202	3,529,747	-	-	26,630,080

Investments in related companies	2,208,289	-	6,538,206	-	-	-	8,746,495
Identifiable assets at December 31, 2004	191,939,639	69,381,651	61,049,200	39,827,473	517,432	-	362,715,395
Capital expenditures	1,618,576	451,166	4,136,019	603,209	-	-	6,808,970

	For the year ended December 31, 2005
	Wire and Cable	Brass Mills	Flexible Packaging	Aluminum Profiles	Unallocated	Elimination	Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Sales to external customers	216,514,694	81,586,681	45,086,300	29,975,063	-	-	373,162,738
Intersegment sales	27,402,143	11,580,308	-	-	-	(38,982,451)	-
Total revenues	243,916,837	93,166,989	45,086,300	29,975,063	-	(38,982,451)	373,162,738
Interest income	312,969	387,148	22,342	99,564	-	-	822,023
Interest expense	(5,276,739)	(3,065,947)	(405,664)	(807,694)	-	-	(9,556,044)
Income taxes	(2,105,337)	1,686,932	(325,606)	(753,571)	-	-	(1,497,582)
Equity participation in net income of related companies	26,460	-	260,517	-	-	-	286,977
Depreciation expense	(5,681,853)	(2,556,688)	(2,266,305)	(974,508)	-	-	(11,479,354)
Operating income	19,797,757	2,065,777	3,497,845	3,063,666	-	-	28,425,045

Investments in related companies	2,156,322	-	6,073,783	-	-	-	8,230,105
Identifiable assets at December 31, 2005	188,771,610	64,838,624	57,832,548	37,739,793	2,386,198	-	351,568,773
Capital expenditures	2,566,126	828,180	5,392,866	1,829,133	-	-	10,616,305

	For the year ended December 31, 2006
	Wire and Cable	Brass Mills	Flexible Packaging	Aluminum Profiles	Unallocated	Elimination	Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Sales to external customers	360,223,103	119,382,998	46,198,609	33,336,765	-	-	559,141,475
Intersegment sales	47,936,296	11,751,858	17,953	-	-	(59,706,107)	-
Total revenues	408,159,399	131,134,856	46,216,562	33,336,765	-	(59,706,107)	559,141,475
Interest income	969,574	509,234	56,385	67,000	2,703		1,604,896
Interest expense	(7,440,732)	(2,409,488)	(1,027,568)	(528,249)	(4,398)	-	(11,410,435)
Equity participation in net income of related companies	9,168	-	679,106	-	-	-	688,274
Income taxes	(5,376,040)	1,184,206	(547,102)	(366,737)	(98,869)	-	(5,204,542)
Depreciation expense	(7,443,750)	(2,367,426)	(2,519,461)	(1,060,564)	-	-	(13,391,201)
Operating income	34,301,676	9,793,414	4,799,105	2,871,541	-	-	51,765,736

Investments in related companies	2,176,728	-	6,807,877	-	-	-	8,984,605
Identifiable assets at December 31, 2006	222,810,967	78,318,934	65,070,790	39,038,077	-	-	416,781,824
Capital expenditures	4,294,560	514,532	6,611,210	2,913,304	-	-	14,333,606

The following represents sales data for the years ended December 31, 2004, 2005 and 2006 and property, plant and equipment information by geographic area as of December 31, 2005 and 2006:

	Sales			Property, plant and equipment
	2004	2005	2006	2005	2006
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	200,105,107	171,319,607	262,359,063	76,096,855	76,154,578
Brazil	76,066,629	89,484,016	139,844,585	37,231,779	36,772,959
Argentina	23,396,745	53,714,734	39,300,248	23,572,440	23,687,806
Peru	43,181,439	58,644,381	117,637,579	11,005,099	11,333,058
Total	342,749,920	373,162,738	559,141,475	147,906,173	147,948,401

m) Discontinued Operations

As described in Note 32 paragraph (1.p) during 2005 the Company disposed substantially all of its assets of subsidiary Alufoil S.A. that was accounted for as discontinued operations in accordance with SFAS 144. Accordingly, amounts in the reconciliation of net income to US GAAP and the additional disclosure notes required under US GAAP for all periods shown, reflect discontinued accounting.

The following major classes of discontinued combined assets and combined liabilities included in the Madeco S.A. consolidated balance sheet under US GAAP:

	As of December 31,
	2005	2006
	ThCh$	ThCh$

Current assets	2,854,814	-
Property, plant and equipment	130,793	-
Accumulated depreciation of property, plant and equipment	(130,793)	-
Property, plant and equipment, net	-	-
Total assets	2,854,814	-

Current liabilities	4,197	-
Shareholders’ equity	2,850,617	-
Total liabilities and shareholders’ equity	2,854,814	-

The following major classes of revenues and expenses are included in the Madeco S.A. consolidated income statement under US GAAP, presented net of taxes as discontinued operations:

	For the years ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$

Sales	3,982,923	242,596	-
Costs of sales	(3,143,578)	(277,601)	-
Gross Margin	839,345	(35,005)	-
Administrative and selling expenses	(625,292)	(18,361)	-
Operating income (loss)	214,053	(53,366)	-
Non-operating income and expenses, net	646,798	52,368	-
Net income (loss) before income taxes and minority interest	860,851	(998)	-
Income taxes	(231,318)	(39)	-
Income (loss) before minority interest	629,533	(1,037)	-
Minority interest	(151,340)	248	-
Net income (loss) from discontinued operations	478,194	(789)	-

n) Recent accounting pronouncements

  In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140”. The new statement:

  permits fair value re-measurement of any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;
  clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”;
  establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;
  clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and
  amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

SFAS 155 generally is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position, results of operations or cash flows.

  In June 2006, the FASB issued FASB Interpretation 48 (FIN 48), "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109". This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification and other matters. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has not determined the effect, if any, the adoption of FIN 48 will have on the Company’s financial position and results of operations.
  In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements". This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that will result from the adoption of SFAS 157.
  In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS No. 159 permits measurement of recognized financial assets and liabilities at fair value with some exceptions. Changes in the fair value of items for which the fair value option is elected should be recognized in income or loss. The election to measure eligible items at fair value is irrevocable and can only be made at defined election dates or events, generally on an instrument by instrument basis. Items for which the fair value option is elected should be separately presented or be parenthetically disclosed in the statement of financial position. SFAS No. 159 also requires significant new disclosures that apply for interim and annual financial statements. SFAS No. 159 will be effective for fiscal years beginning after November 15, 2007 with earlier adoption permitted, if certain conditions are met. The Company is currently determining the policy of adoption as well as the resulting effect of SFAS No. 159 on the consolidated financial statements.