Form 20-F
period 2007-12-31
MADECO SA
filed 2008-06-30
CIK 899296

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ................................

Commission file number: 1-11870

MADECO S.A.
(Exact name of Registrant as specified in its charter)

MADECO INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)

Ureta Cox 930, Santiago, Chile
(Address of principal executive offices)

José Luis Valdés M.; Tel: +(56 2) 520-1388; ir@madeco.cl; Ureta Cox 930, Santiago, Chile
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

Common Stock, without par value………………………………. 5,661,192,887

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

Large accelerated filer [ ] Accelerated Filer [x] Non accelerated filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U. S. GAAP [ ]                    International Financial Reporting Standards as issued                             Other [x]
by the International Accounting Standards Board [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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
ITEM 16.

PART III

ITEM 17. Financial Statements
ITEM 18. Financial Statements
ITEM 19. Exhibits

Audited Consolidated Financial Statements

PRESENTATION OF INFORMATION

go to Table of Contents

Madeco S.A. is a sociedad anónima abierta (open stock corporation) organized under the laws of the Republic of Chile (“Chile”). In this Annual Report on Form 20-F (the “Annual Report”), unless otherwise specified, all references to “Madeco” or the “Company” are to Madeco S.A., together with its consolidated subsidiaries, and references to “Madeco Chile” include only Madeco S.A. The fiscal year for the Company ends on December 31 of each year. Madeco prepares its financial statements in Chilean pesos (Ch$) and in conformity with Chilean generally accepted accounting principles, or “Chilean GAAP”. Chilean GAAP as applied to Madeco differs in certain important respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). See Note 32 to Madeco’s audited consolidated financial statements (together with the notes thereto, the “Consolidated Financial Statements”) for the years ended December 31, 2005, 2006 and 2007 (with the exception of the Balance Sheet, which is included only as of December 31, 2006 and 2007), contained elsewhere in this Annual Report, for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income or loss and total shareholders’ equity for the periods and as of the dates therein indicated. Unless otherwise specified, financial data for all periods included in the Consolidated Financial Statements and elsewhere throughout this Annual Report have been restated in constant Chilean pesos as of December 31, 2007 (which is further explained in Note 2 to the Consolidated Financial Statements). For clarity of presentation, certain amounts represented in U.S. dollars and Chilean pesos, as well as percentages, have been rounded. As a result, certain totals may not directly reflect the sum of their components.

Madeco’s operations are organized into four business units: Wire & Cable, Brass Mills, Flexible Packaging and Aluminum Profiles. The following table sets forth the divisions within each business unit as well as the countries where Madeco maintains operations for each respective business:

Business Unit	Divisions	Countries of Operations
Wire & Cable	Metallic Cable Copper Rod Optical Fiber (2)	Chile, Brazil, Peru, Argentina(1) and Colombia Chile and Peru Argentina
Brass Mills	Pipes, Bars and Sheets (“PBS”) Coins and Sheets	Chile and Argentina (1) Chile
Flexible Packaging	N/A	Chile, Argentina and Peru
Aluminum Profiles	N/A	Chile

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

Dividends. The Company’s current dividend policy is subject to various factors, including those described under “Item 8. Financial Information — Dividend Policy” and “Item 4. Information of the Company – History and Developments of the Company — Nexans”;

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

Developments in Domestic and International Markets. Adverse changes in the international markets for the Company’s products, including domestic markets where the Company maintains operations as well as other Latin American countries, Asia, the United States or Europe could have an adverse effect on the Company’s business and results of operations. See “Item 3. Key Information — Risk Factors”; and

Additional Factors. See “Item 3. Key Information — Risk Factors”, for a discussion of some of the additional factors that could cause actual results to differ materially from those expected by the Company.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this annual report. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

REQUESTS FOR INFORMATION

go to Table of Contents

Written requests for copies of this Annual Report should be directed to Madeco S.A., Ureta Cox 930, San Miguel, Santiago, Chile, Attention: Investor Relations. Facsimile requests may be directed to (56-2) 520-1545. Telephone requests may be directed to (56-2) 520-1388. E-mail requests may be directed to ir@madeco.cl. Additional information about the Company and its products can be found at http://www.madeco.cl/. The contents of this website are not incorporated into this Annual Report.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisers

go to Table of Contents

Not applicable

ITEM 2. Offer Statistics and Expected Timetable

go to Table of Contents

Not applicable

ITEM 3. Key Information

go to Table of Contents

Selected Financial Data

The following table presents selected consolidated financial information for the Company as of the dates and for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements of the Company included elsewhere in this annual report. The Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. Note 32 to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company and includes a reconciliation of net income or loss for the years ended December 31, 2005, 2006 and 2007 and shareholders’ equity as of December 31, 2006 and 2007 to U.S. GAAP. For clarity of presentation, certain amounts represented in U.S. dollars and Chilean pesos, as well as percentages, have been rounded. As a result, certain totals may not directly reflect the sum of their components.

Financial information as of and for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 is presented below in constant pesos as of December 31, 2007.

	Year ended December 31,
	2003	2004	2005	2006	2007
	(in millions of constant Ch$ as of December 31, 2007)(1)
Income Statement Data (Chilean GAAP)
Net sales	276,746	368,113	400,777	600,518	639,011
Operating income	8,683	28,601	30,528	55,596	40,115
Non-operating income	2,191	2,746	3,736	2,588	3,178
Non-operating expense	(29,924)	(18,707)	(15,677)	(17,166)	(16,543)
Price-level restatement and currency translation	2,026	(285)	(3,018)	(1,366)	(2,796)
Income tax	(1,854)	(1,752)	(1,608)	(5,590)	(1,076)
Net income (loss)	(19,486)	9,670	13,174	32,439	19,660

Income Statement Data (U.S. GAAP)
Net sales	148,013	173,338	167,979	213,638	184,635
Operating income (loss)	(2,998)	12,242	10,042	16,601	5,841
Non-operating income and expenses	(6,246)	(3,371)	(9,557)	(3,822)	(11,890)
Income taxes	931	(1,233)	915	508	4,274
Income (loss) from continuing operations	(3,792)	5,701	1,051	12,855	(1,123)
Income (loss) from discontinued operations(2)	(18,631)	4,957	14,378	23,705	22,868
Net income (loss) ……………………………….	(22,423)	10,658	15,429	36,560	21,746

Per share (Chilean GAAP)
Number of shares as of December 31 (in thousands)	4,120,088	4,441,193	5,348,390	5,541,193	5,661,193
Number of shares, weighted average (in thousands)	2,857,098	4,221,196	4,537,185	5,471,995	5,558,289
Net income (loss) per share	(4.73)	2.18	2.46	5.85	3.47
Net income (loss) per share, weighted average	(6.82)	2.29	2.90	5.93	3.54
Dividend per share in Ch$	-	-	-	-	-
Dividend per ADS in US$ (3)	-	-	-	-	-

Per share (U.S. GAAP)
Earnings (loss) per share from continuing operations (US GAAP)	(1.33)	1.35	0.23	2.35	(0.20)
Earnings (loss) per share from discontinued operations (US GAAP)	(6.52)	1.17	3.17	4.32	4.11
Net earnings (loss) per share (US GAAP)	(5.44)	2.40	2.88	6.60	3.84
Net earnings (loss) per share (US GAAP), weighted average	(7.85)	2.52	3.40	6.68	3.91

Balance Sheet Data (Chilean GAAP)
Current assets	168,965	171,834	174,267	249,473	284,622
Fixed assets	189,522	170,708	158,851	158,897	166,949
Total assets	411,831	389,556	377,585	447,624	487,097
Current liabilities	91,430	72,267	76,201	86,181	131,474
Long-term liabilities	187,810	151,951	94,266	111,368	120,191
Total liabilities	228,424	197,744	141,182	165,137	200,650
Interest bearing debt	136,993	125,477	64,981	78,956	69,176
Minority interest	11,573	11,738	11,192	12,316	22,554
Total Shareholders’ equity	171,834	180,075	225,210	270,170	263,894

Balance Sheet Data (U.S. GAAP)
Current assets ……………………………	86,410	74,780	72,656	253,800	263,777
Property, plant and equipment, net ………	79,299	76,814	73,963	85,688	82,866
Other long-term assets …	173,903	154,138	164,319	20,259	14,815
Total assets ...	339,612	305,732	310,938	359,747	361,458
Current liabilities …………………………	58,122	29,653	40,941	33,243	54,930
Long-term liabiliies ………………………	119,270	102,936	49,243	55,646	38,774
Total liabilities …………………………...	177,392	132,589	90,184	88,889	93,704
Interest-bearing …………………….	153,290	109,802	63,010	66,484	67,872
Minority interest	9,883	9,648	9,491	10,588	11,607
Total Shareholders’ equity …	152,337	163,495	211,263	260,270	256,147

(1) Except for per share data, which is presented in constant Ch$ as of December 31, 2007.
(2) “Note 32, (o)” to the Consolidated Financial Statements provides disclosure regarding discontinued operations. See also “Item 4. Information on the Company – Nexans”, as complementary information .
(3) Until May 2003, 1 ADS was equivalent to 10 ordinary shares. On May 12, 2003, this ratio was changed to 1 ADS = 100 shares, as described in "Item 9. The Offer and Listing — Offer and Listing Details".

Exchange Rate Information

Exchange Rates

Chile has two currency markets, the Mercado Cambiario Formal ("the Formal Exchange Market"), and the Mercado Cambiario Informal (the "Informal Exchange Market"). The Formal Exchange Market is comprised of banks and other entities so authorized by the Chilean Central Bank. The Informal Exchange Market is comprised of entities that are not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies, among others. The Chilean Central Bank is empowered to determine that certain purchases and sales of foreign currencies be carried out in the Formal Exchange Market. All payments and distributions with respect to the Company’s American Depositary Shares (“ADSs”) referred to in this Annual Report must be transacted in the Formal Exchange Market.

For purposes of the operation of the Formal Exchange Market, the Chilean Central Bank sets a “Dólar Acuerdo” ("Reference Exchange Rate"). The Reference Exchange Rate is reset daily by the Chilean Central Bank, taking into account internal and external inflation and variations in parities between the Chilean peso and each of the U.S. dollar, Euro and Japanese Yen at a ratio of 80:15:5, respectively. In order to keep the average exchange rate within certain limits, the Chilean Central Bank may intervene by buying or selling foreign currency on the Formal Exchange Market.

The "Dólar Observado" (the "Observed Exchange Rate"), which is reported by the Chilean Central Bank and published daily in the Chilean newspapers, is computed by taking the weighted average of the previous business day’s transactions on the Formal Exchange Market. On September 2, 1999, the Chilean Central Bank eliminated the range within which the Observed Exchange Rate could fluctuate, in order to provide greater flexibility in the exchange market. Nevertheless, the Chilean Central Bank has the power to intervene by buying or selling foreign currency on the Formal Exchange Market in an attempt to maintain the Observed Exchange Rate within a desired range.

The Informal Exchange Market reflects transactions carried out at an informal exchange rate ("the Informal Exchange Rate"). There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate.

Since 1993, the Observed Exchange Rate and the Informal Exchange Rate have typically been less than 1% from one another. On May 31, 2008, the average exchange rate in the Informal Exchange Market was Ch$480.20 per U.S. dollar and the U.S. dollar Observed Exchange Rate was Ch$479.54 per U.S. dollar.

The following table sets forth the low, high, average and period-end Observed Exchange Rates for U.S. dollars for each of the indicated periods starting in 2003 as reported by the Central Bank the following day. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Daily Observed Exchange Rate (Ch$ per US$)
Period	Low (1)	High (1)	Average (2)	Period – end(1)
2003	593.10	758.21	691.04	593.80
2004	557.40	649.45	609.41	557.40
2005	509.70	592.75	559.68	512.50
2006	511.44	549.63	530.34	532.39
2007	493.14	548.67	522.55	496.89
December 2007	495.49	506.79	498.83	496.89
January 2008	463.58	498.05	479.46	465.34
February 2008	453.95	476.44	466.67	453.95
March 2008	431.22	454.94	442.13	437.71
April 2008	433.98	461.49	447.51	461.49
May 2008	464.83	479.66	471.00	479.54

_____________________
Source: Central Bank of Chile
(1) Rates shown are the low, high and period-end observed exchange rates, on a day-by-day basis, for each period.
(2) The average of monthly average rates during the period reported.

Madeco’s international activities include operations in Argentina, Brazil, Peru and Colombia. Beginning in the 1990’s, both Argentina and Brazil maintained fixed exchange rates. However, in 2002 and 1999, respectively, the Argentine and Brazilian central banks allowed their respective currencies to float freely against the U.S. dollar. In Peru, there have not been restrictions on companies’ ability to convert Peruvian currency into U.S. dollars, nor any associated fixed exchange rates since the 1990s. In Colombia, the Colombian peso has been allowed to float freely against the U.S. dollar since 1999, but the Colombian Central Bank can buy currencies in order to assure a steady currency rate. There can be no assurance that the countries where the Company has operations or interests will maintain their current currency exchange policies.

References to "R$", "AR$", "S$" and "COP$", are to Brazilian reais, Argentine pesos, Peruvian soles and Colombian pesos, respectively. While results of the Company’s foreign operations are converted to Chilean pesos on a periodic (daily, weekly or monthly) basis, low, high, average and year-end Brazilian real, Argentine peso, Peruvian sol and Colombian peso exchange rates for 2007 have been included below for reference:

	Brazilian Real		Argentine Pesos		Peruvian Sol		Colombian Peso
	In Ch$ (1)	In US$	In Ch$ (1)	In US$	In Ch$ (1)	In US$	In Ch$ (1)	In US$
Low (2)	289.12	0.5772	176.16	0.3273	166.81	0.3366	0.28	0.00053
High (2)	252.04	0.4639	157.44	0.3145	166.90	0.3123	0.24	0.00044
Average (3)	268.21	0.5133	167.72	0.3210	166.93	0.3195	0.25	0.00048
Year-End(2)	280.52	0.5646	157.69	0.3174	166.05	0.3342	0.25	0.00050

Source: Central Banks of Chile, Brazil, Argentina, Peru and Colombia.
(1) Figures in Chilean pesos for the respective exchange rates were calculated using the exchange rate observed in Chile on the dates in which the minimum, maximum, average and year-end occurred in the respective countries.
(2) Rates shown are the low, high and year-end exchange rates for each period, based on all of the daily rates within the specified period.
(3) The average annual exchange rate is based on the monthly average rates as calculated by the Central Bank of Chile.

Capitalization and Indebtedness

Not applicable

Reason for the Offer and Use of Proceeds

Not applicable

Risk Factors

The Company is subject to various changing competitive, economic, political, social and other risks and conditions, some of which are described below:

Certain Considerations Relating to Chile. The Company is engaged in its four businesses in Chile: Wire & Cable, Brass Mills, Flexible Packaging and Aluminum Profiles. For the year ended December 31, 2007, the Company had Ch$80,235 million, or 48.1% of its property, plant and equipment in Chile, and derived 39.1% of its revenues, from its Chilean operations. Consequently, the Company’s results of operations and financial condition are largely dependent on the overall level of economic activity in Chile. According to the Central Bank of Chile’s 2008 statistics, the Chilean economy has had GDP growth rates of 4.0%, 6.0%, 5.7%, 4.0% and 5.1% for the years 2003, 2004, 2005, 2006 and 2007, respectively. There can be no assurance regarding future rates of growth relating to the Chilean economy. Some of the factors that would be likely to have an adverse effect on the Company’s business and results of operations include future downturns in the Chilean economy, a return to the high inflation experienced by Chile in the 1970s and a devaluation of the Chilean peso relative to the U.S. dollar.

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

Developments in the Region May Affect the Company. Although the Company's principal businesses are in Chile, Madeco also maintains substantial assets and derives significant revenues from its operations in Brazil, Argentina, Colombia and Peru. For the year ended December 31, 2007, the Company had Ch$35,073 million, or, 21.0% of its property, plant and equipment in Brazil, and derived 24.9% of its revenues, from its Brazilian operations. In the case of Argentina, the Company had Ch$21,178 million, or 12.7% of its property, plant and equipment in Argentina, and derived 7.4% of its revenues from its Argentine operations. The Company had Ch$3,279 million, or 2.0% of its property, plant and equipment in Colombia, and derived 3.5% of its revenues from its Colombian operations. In the case of Peru, the Company had Ch$27,185 million, or 16.3% of its property, plant and equipment in Peru, and derived 25.1% of its revenues from its Peruvian operations.

Although consumption and investment in Brazil remained low in 2003, in 2004, the Brazilian economy grew by 5.7%. In 2005 and 2006, the Brazilian economy grew by 2.9% and 3.7%, respectively. In 2007, the Brazilian economy grew at a higher rate compared to the two previous years, reaching a rate of 5.4%, according to information released in 2008 by the Instituto Brasileiro de Geografia e Estadística (the Brazilian Institute of Geography and Statistics, or "IBGE"). This growth was due in large part, to an increase in exports, a favorable external economic scenario and strong domestic demand stimulated by the strengthening a Brazilian real against the U.S. dollar. There can be no assurance that economic growth in Brazil will continue in the future.

In recent years, Argentina suffered an economic recession which culminated in a political and economic crisis with significant currency devaluation in early 2002. The Argentine economy has since stabilized as a result of measures adopted by the Argentine government, including restrictions on bank deposits and withdrawals, exchange controls, suspension of payments of external debt and the abrogation of Argentine peso convertibility. The economic recession and crises materially affected Madeco, requiring the Company to close the majority of its operations in Argentina. In 2003, economic activity recovered across all sectors of the Argentine economy, and as a result, Madeco reopened certain of its operations at limited capacity. In 2006 and 2007, the Argentine economy grew by 8.5% and 8.7%, respectively. Although Argentina’s economy has improved, the country’s economic environment and political stability remain fragile.

The Colombian economy has achieved a steady GDP increase over the last few years. In 2004 and 2005, the Colombian economy grew 4.9% and 5.1%, respectively. In 2006 and 2007, the Colombian economy grew 6.8% and 6.5%, respectively, driven by a robust aggregate demand and investment, accompanied by a strong inflation scheme. However, there can be no assurance that economic growth in Colombia will continue in the future.

The Peruvian economy continues to develop at a steady pace. Economic growth is likely to continue, as the country profits from increased demand for commodities in the global economy. In 2006 and 2007, the Peruvian economy grew by 8.0% and 7.5%, respectively, as a result of strong domestic demand which outpaced GDP growth. Nonetheless, Peru remains a politically unstable country. This instability could have a material adverse effect on the Peruvian economy.

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

The Company is Controlled by One Majority Shareholder, whose Interests May Differ from Minority Shareholders. As of March 31, 2008, the Quiñenco Group owned 45.2% of the Company’s shares. Accordingly, the Quiñenco Group has the power to control the election of the majority of members of the Company’s board of directors (the “Board of Directors” or the “Board”) and its interests may differ from the interests of other holders of the Company’s shares. The Quiñenco Group has a significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval (and according to Rule 18.046 Ley de Sociedades Anónimas, Chilean Corporations Law), including mergers, consolidations, the sale of substantial Madeco's assets and going-private transactions, and also the power to prevent or cause a change in control.

We may be subject to the Investment Company Act. The Company may be deemed to be an investment company under the United States Investment Company Act of 1940, as amended (the “Investment Company Act”) and suffer adverse consequences as a result. A company may, among other reasons, be deemed to be an investment company if it owns investment securities with a value exceeding 40% of its total assets, subject to certain exclusions. If the Company consummates the sale of its Wire & Cables business unit to Nexans for 2,500,000 shares of Nexans’ capital stock and cash, as disclosed elsewhere in this annual report, the Nexans capital stock and any investments the Company may make with the cash proceeds received from the sale may constitute investment securities under the Investment Company Act. These investment securities could exceed 40% of the Company’s total assets. If this were to occur, and an exclusion from registration or a safe harbor were not available to the Company, the Company may be deemed an investment company and be subject to the requirements of the Investment Company Act. As a consequence, the Company may either be required to register as an investment company under the Investment Company Act be prohibited from issuing securities and accessing the U.S. capital or bank markets unless it took action to reduce its investment securities as a percentage of its total assets.

Although the Company does not believe it was a passive foreign investment company ("PFIC") for U.S. federal income tax purposes in years prior to 2008, this conclusion is subject to some uncertainty. Even if it was not previously a PFIC, the Company may become a PFIC if it consummates the sale of its Wire & Cables business unit to Nexans as disclosed elsewhere in this annual report. In general, the Company will be a PFIC if either (i) at least 75% of the gross income of the Company for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of the Company's assets is attributable to assets that produce or are held for the production of passive income. Cash and investment securities are passive assets. If the Company owns less than 25% by value of the stock of another corporation, that stock will constitute a passive asset. If the Company is treated as a PFIC, a U.S. Holder may be subject to materially adverse tax treatment with respect to gain realized on the sale or other disposition of Shares or ADSs or certain "excess distributions." Although a U.S. holder of shares or ADSs in a PFIC can sometimes avoid the rules described above by electing to treat the company as a "qualified electing fund," the Company does not intend to comply with the requirements necessary to permit a U.S. Holder to make this election. A U.S. Holder may be able to make a mark-to-market election if the Company's stock is treated as regularly traded on a registered national securities exchange or other exchange to the extent permitted by the Internal Revenue Service, or "IRS". See "Taxation-United States Tax Considerations." U.S. Holders are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of holding Shares or ADSs if the Company is or becomes a PFIC.

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

In the event the Company fails to meet any of the continued listing requirements of the New York Stock Exchange, or “NYSE”, the Company’s ADSs may become subject to delisting at the option of NYSE. In 2002, the Company was not in compliance with NYSE’s minimum security price and minimum market capitalization continued listing requirements. On June 21, 2003, the Company regained compliance with both the minimum security price and the minimum market capitalization requirements. The Company has maintained its compliance status during 2007 and for the first quarter of 2008. There can be no assurance that the Company will not fail to meet the NYSE continued listing requirements in the future. See “Item 9. The Offer and Listing - Offer and Listing Details”.

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

In Peru, the Company obtains the majority of its copper needs from local mining companies. The copper obtained is used by Cobrecón S.A., a related company which produces copper rod for the Company’s requirements in Peru. In Colombia, the Company fulfills its copper rod requirements from its Chilean related copper rod production companies.

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

There is also risk exposure associated with the copper and aluminum inventories that are not hedged kept by the Company exclusively for the fabrication of its products. Sharp drops in prices for these raw materials can cause the Company significant losses in its financial statements due to lower inventory value.

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

Demand for Copper Pipes has Persistently Decreased. In spite of the strong demand for copper pipes prior to the year 2000, plastics pipes have increasingly become competitive substitutes for copper pipes due to the increasing price of copper. As the market share for plastics pipes has increased, the sales volume of the Brass Mills business unit has decreased, see “Item 4. Information on the Company — Business Overview — Brass Mills — PBS – Summary of Sales”. The Company believes that this product substitution effect will not decline.

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

The Purchase Price Nexans Will Pay for Madeco’s Wire Cable Unit is variable. As consideration for the purchase of Madeco's  Wire & Cable Business Units, Nexans will pay (i) US$ 448 million in cash (approximately Ch$227,024 million, historic value) subject to certain adjustments which are provisioned in the Purchase Agreement, such as minority interest, income tax, financial debt, change in working capital, exchange rates between EUR€, US$ and Ch$, copper and aluminum cost, and investments in fixed assets; and (ii) 2,500,000 shares of Nexans' stock the value of which must represent at least 7.5% of Nexans' outstanding capital stock, but which share are subject to Nexans' shares price and the exchange rate between Euros and Chilean pesos. Due to these external factors Madeco cannot state with any level of certainty a final transaction price.

Foreign Currency Exchange Rate Risk. Exposure to foreign currency exchange rate risk relates to the Company’s positions held in cash and cash equivalents, bank debt, bonds and other assets and liabilities indexed to currencies other than Chilean pesos.

In accordance with Technical Bulletin 64 issued by the Chilean Association of Accountants (“BT64”), most investments in foreign companies, as well as various liabilities associated with these foreign investments, should be considered as a net U.S. dollar exposure.

With respect to the Company’s foreign investment exposure, gains and losses from exchange rate variations are recorded directly to the cumulative adjustment from foreign currency translation account included in other reserves in shareholders’ equity, without impacting the Company’s income statement. For further information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Foreign Currency Exchange Rate Risk.”

ITEM 4. Information on the Company

go to Table of Contents

History and Development of the Company

General

Madeco S.A. (formerly known as “Manufacturas de Cobre S.A., Madeco”), was incorporated in the Republic of Chile in 1944 as a sociedad anónima abierta, or open stock corporation, and operates under the laws of Chile. The Company also has operations in Argentina, Brazil, Peru and Colombia.

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

Madeco’s operations are organized into four principal operating segments or business units based on production processes. The Company’s current business units are:

  Wire & Cable;

  Brass Mills;

  Flexible Packaging; and

  Aluminum Profiles.

Madeco’s principal products include:

  in the Wire & Cable business: copper and aluminum power cables (thermo-plastic, thermo-stable and bare wire), mining cables, building wire, magnetic wires, optical fiber telecommunication cables, copper telecom cables and copper rods;

  in the Brass Mills business: pipes, sheets, coils, busbars, bars and coin blanks made from copper, aluminum and related alloys;

  in the Flexible Packaging business: rotogravure and flexo laminated flexible packaging (plastics, foil, paper); and

  in the Aluminum Profiles business: extruded profiles used mainly in residential and non- residential construction (windows and patio doors, curtain walls), and diverse industrial applications. In 2008, the Company began the production and commercialization of PVC profiles.

In 2007, the Company’s consolidated net revenues amounted to Ch$639,011 million, of which 64.5% was derived from Madeco’s Wire & Cable unit, 16.1% from the Brass Mills unit, 13.9% from the Flexible Packaging unit and 5.5% from the Aluminum Profiles unit.

History

Madeco S.A. was incorporated as an open stock corporation in Chile in 1944 and has expanded over the years into Brazil, Peru, Argentina and Colombia. Today, the Company is a leading Latin American manufacturer of finished and semi-finished non-ferrous products based on copper, aluminum and related alloys as well as a manufacturer of flexible packaging products for use in the mass consumer market for food, snacks and cosmetics products.

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

In 1980, through Quiñenco S.A., the Luksic Group (one of the largest diversified companies engaged in the financial services, industrial and telecommunications sectors in multiple countries within Latin America) made a substantial investment in the Company. In 1983, the Luksic Group acquired a majority share and control of the Company.

In 1987, Colada Continua Chilena S.A. was created in Chile in order to ensure the opportune production and delivery of the Company's principal raw material for wire and cable production, copper rod.

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

In 2000, Madeco successfully raised Ch$38,651 million (historic value, approximately US$75 million) in a local bond issuance. During April of that same year, the Company raised Ch$6,485 million (historic value), or approximately US$13 million, on the Chilean stock market through the issuance of 15,082,339 unsubscribed shares from a previous 1997 capital increase.

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

In March 2003, Madeco completed its debt restructuring process, which involved:

  a capital increase of approximately Ch$95,114 million (historic value) including a Ch$3,717 million (historic value) bond equitization, approximately US$181 million, through an offering of 3,714,577,380 shares;
  the payment of 30% of the Company’s outstanding bank debt equal to Ch$28,019 million (historic value, approximately US$38.3 million) and an additional payment of 10.3% of the outstanding debt equal to Ch$7,242 million (historic value, approximately US$9.9 million); and
  a seven year extension on the remaining bank debt equivalent to Ch$54,282 million (historic value, approximately US$74.2 million) with a three year grace period.
During the third quarter of 2003, the Company publicly offered on the Chilean Stock Exchange a portion of the unsubscribed shares of the April 2003 capitalization process, of which 1,421,603,602 shares, approximately Ch$40,083 million (historic value, approximately US$76.3 million) were sold.

In September 2003, as a result of increased demand in Argentina for the Company’s products, Madeco reopened its Decker-Indelqui’s copper pipes plant (Barracas) with a limited production capacity. In November 2003, the Company reopened, also at limited capacity, its brass mills foundry plant (Llavallol) in Argentina.

In 2002, Madeco asked that a request by Corning to terminate the Joint Venture Agreement be decided through arbitration. During the second half of 2003, the arbitration proceedings resulted in a binding decision in Corning’s favor and the Joint Venture Agreement was lawfully terminated. As a result, in March 2005, Madeco bought Corning’s 50% interest in Optel Ltda., bringing its own ownership interest in Optel Ltda. to 100%.

In May 2004, the C Series Bonds were paid (UF1.4 million) and in December the A Series Bonds were paid in advance (UF1.9 million), financed mainly by the proceeds of the issuance of the D Series Bonds (UF1.8 million). A capital increase of Ch$10,240 million (historic value, approximately US$16.1 million) was completed by placing 321 million shares in the Chilean Stock Market.

In 2004, in Brazil the production capacity of magnetic cables was increased by 20% and the introduction of an Enterprise Resources Planning software (ERP), called SAP, was initiated. In November 2004, Madeco reopened partially and, on a non-continuous basis, its wire & cable plants (Llavallol and Quilmes) located in Argentina.

In July 2005, Ficap began operating on the SAP system. In September, Madeco prepaid all the Credit Rescheduling Agreements subscribed by the Company with its creditor banks on December 18, 2002. In November, the Company launched a successful capital increase, raising approximately Ch$43,565 million (historic value, approximately US$84 million), which was used to pay debt. In addition, in the same month, the Argentine subsidiary Decker-Indelqui won public bids to supply over Ch$7,779 million (historic value, approximately US$15 million) of aluminum transmission cables.

During 2006, SAP implementation began in Indeco and Madeco Chile. During the last quarter of 2007, the application of SAP also started in Decker-Indelqui, a process that ended successfully at the end of 2007, along with the Chilean and Peruvian implementations. Furthermore, SAP is being deployed throughout the Company with the aim of achieving high standards of corporate governance and fulfilling international requirements (Sarbanes Oxley and IFRS).

On May 5, 2006, the remaining shares issued and registered on October 17, 2005, were placed on the Santiago Stock Exchange. The offering raised proceeds of approximately Ch$9,463 million (historic value, approximately US$18 million). In June 2006, the Company refinanced a total of Ch$26,972 million (historic value, approximately US$50 million) of its financial debt by means of a 5-year club deal loan (Ch$6,473 million (historic value, approximately US$12 million) to repay debt to Quiñenco, Ch$7,013 million (historic value, approximately US$13 million) to repay a short-term bridge loan, and Ch$13,486 million (historic value, approximately US$25 million) was used for financing working capital). In addition, during 2006, Performance by Skills was introduced at Madeco Chile in order to retain and develop the talent of its employees, and had been fully implemented by the end of 2007.

On February 12, 2007, 80% of Cedsa S.A. (“Cedsa”, a Colombian wire & cable manufacturer) was acquired by the Company for Ch$2,022 million (historic value, approximately US$3.7 million); moreover, Cedsa´s shareholders agreed to a capital increase of Ch$3,279 million (historic value, approximately US$6.0 million), to be subscribed and paid proportionally to their respective shares in two steps. At the first stage, the Company increased its manufacturing capacity from approximately 3,200 tons to 5,400 tons. The second stage is scheduled to be completed by the end of 2008. The Colombian acquisition was made in order to expand the Company’s presence in South America and to take advantage of recent growth opportunities presented by the expansion of the Colombian economy.

In mid February 2007, the Company signed an agreement whereby it increased its holding in Peruplast from 25% to 39.5% and in Tech Pak from 25.6% to 50%. The cash payment was made in the beginning of March 2007, as a disbursement of approximately Ch$1,725 million (historic value, approximately US$ 3.2 million) in the case of Peruplast and Ch$2,857 million (historic value, approximately US$ 5.3 million) in the case of Tech Pak. The Peruvian investor, Nexus Group, also signed contracts by which the same shareholding were acquired in both companies. In addition, both companies agreed to purchase the remaining shareholdings in Peruplast with Shintec S.A. in equal parts, thus permitting shareholdings of 50% in each. In July 2007, the Company increased its shareholding in Peruplast to 50% with the payment of Ch$742 million (historic value, approximately US$ 1.43 million) for the 10.5% interest agreed to earlier in the year. Finally, on October 1, 2007, both Peruvian subsidiaries were merged under the name of Peruplast S.A.

At the Annual Shareholders’ Meeting held on April 24, 2007, the Board of Directors informed shareholders that a change in the dividend policy, reducing the dividend rate from 50% to 30% of net income, had been approved by the Board on March 28, 2007. In addition, the Board called an Extraordinary Shareholders’ Meeting to decide whether to absorb the accumulated losses through a reduction of the share capital. This proposal was accepted and approved at the Extraordinary Shareholders’ Meeting held on April 24, 2007.

On November 8, 2007, Mr. Tiberio Dall'Olio and Julio Córdoba exercised their individual stock options right and purchased 100,000,000 and 20,000,000 shares, respectively. As the five year term, which was established at the Extraordinary Shareholders' Meeting held in 2002, within which to exercise any stock options granted pursuant to compensation plans has expired, there are no such stock options outstanding. For further information about the compensation plans, see "Item 6. Directors, Senior Management and Employees - Senior Management - Compensation".

On November 15, 2007, Madeco and the French cable manufacturing company, Nexans, entered into a framework agreement whereby Madeco would transfer all the assets of its Wire & Cable unit located in Colombia, Peru, Brazil, Argentina and Chile, to Nexans, in exchange for a cash payment of Ch$227,024 million (historic value) or US$448 million, and 2.5 million shares of Nexans' stock (approximately an 8.9% shareholding in Nexans). If completed, this transaction would not only make the Company a major shareholder of Nexans but also affords it an opportunity to elect a representative of Madeco as a member of the Nexans' board of directors.

Nexans is the worldwide leader in the Cable industry, with sales over Ch$5,366 billion or US$10.8 billion in 2007, with a presence in five continents and a broad mix of products, including specialized and high-tech cables such as submarines and umbilicals. On the day this transaction was announced, the net profit from the transaction was estimated at approximately Ch$143,410 million (historic value) or approximately US$283 million and the enterprise value of the Wire & Cable unit at Ch$417,055 million (historic value) or approximately US$823 million. The transaction is expected to be completed before September 30, 2008, following the approval of both Madeco and Nexans shareholders and the pertinent legal authorizations are obtained.

By the end of November 2007, the Board, in order to facilitate the reorganization of the Company, agreed to the creation of three new subsidiaries (closely-held corporations) to be held 100% directly and indirectly by the Company. The first was created to be related to the Wire & Cable business, the second was created to be related to the Brass Mills business and the last one was created as an investment subsidiary. Each of these companies was formed with 100 shares of no par value and initial capital of Ch$1,000,000. This capital will be increased once the business units’ investments and/or assets are contributed, as determined by the Board accordance with current legislation.

The Company’s Board, at its meeting held on December 18, 2007, and in accordance with Circular 660 of the Superintendency of Securities and Insurance, agreed to distribute an interim dividend of Ch$2.65 per share as a charge to net income for 2007. This dividend was paid on January 18, 2008 to all shareholders of the Company as recorded on the Company’s official registrar on January 12, 2008.

Nexans

On November 15, 2007, Madeco entered into a Framework Agreement with the French company, Nexans, whereby Madeco agreed the transfer all of the assets of its Wire & Cable unit in Chile, Argentina, Peru, Brazil and Colombia to Nexans, at a preliminary price of US$448 million or approximately Ch$227,024 million (historic value) plus 2.5 million shares of Nexans, totaling approximately US$823 million or approximately Ch$417,055 million (historic value). Pursuant to this Framework Agreement, the parties must perform reciprocal due diligence and sign a final contract before the completition of this transaction.

On February 21, 2008, Madeco and Nexans entered into a Purchase Agreement by which Madeco will transfer all of the assets and liabilities of its Wire & Cable unit in Chile, Peru, Brazil, Argentina and Colombia, subject to certain conditions (as discussed below).

At Nexans' Annual Shareholders' Meeting held on April 10, 2008, Nexans' shareholders approved the transaction with the Company and also agreed to elect Madeco's representative to its board of directors.

On April 23, 2008, the Board of Directors of the Company agreed to ask shareholders at the next Annual Shareholders’ Meeting, which is scheduled to be held no later than April 30, 2009, to approve the distribution of an extraordinary dividend of up to US$ 165 million or approximately Ch$73,504 million (historic value) , or 76% of the net profit expected from the transaction between Madeco and Nexans (as estimated on February 21, 2008), which is dependent on the completion of this transaction. For further information about Madeco´s dividend policy, see “Item 8. Financial Information – Consolidated Statements and Other Financial Information – Dividend Policy”

At Madeco's Extraordinary Shareholders' Meeting held on April 25, 2008, Madeco's shareholders approved the transaction with Nexans as described in the Purchase Agreement. This transaction involves the sale of approximately 51% of the Company's assets, according to its Consolidated Financial Statements as of December 31, 2007. At this Extraordinary Shareholders' Meeting, the Company provided certain information regarding Nexans and the Purchase Agreement:

(a) Information as to Nexans and the Transaction. According to Nexans, Nexans is the largest cable company in the world with an industrial and commercial presence in Europe, North America, Asia, Africa, Oceania, South America and Brazil. Its sales in 2007 exceeded EUR€ 7,400 million equivalent to US$11,548 million (approximately Ch$5,738 billion), which is 45% higher than those of its nearest competitor Prysmian and a 120% greater than those of the third largest global participant in this industry, General Cable.

In 2007, Nexans had an EBITDA of EUR€ 510 million, equivalent to US$796 million (approximately Ch$395,524 million), and a profit of almost EUR€ 190 million, equivalent to US$296 million (approximately Ch$147,079 million). Additionally, Nexans has an important market capitalization on the Paris Stock Exchange, which as of April, 2008 exceeded EUR€ 2,180 million equivalent to US$3,401 million (approximately Ch$1,690 billion), and a significant volume of daily transactions. With regard to the proposed sale of Madeco's Wire & Cable unit, Nexans will pay:(i) Ch$227,024 million (historic value) or US$ 448 million in cash, subject to certain adjustments described in the Purchase Agreement, including minority interest, tax, financial debt, change in working capital and investments in fixed assets; and (ii) 2,500,000 shares of Nexans´ common stock. Moreover, subject to the completion of the transaction, Mr. Guillermo Luksic Craig as a representative of Madeco, will be elected to Nexans´ board of Directors.

(b) Completion Date of the Transaction (the "Closing Date"). The Closing Date for this transaction is dependent on the fulfillment of certain conditions required to complete this transaction, or conditions for closing, which are explained further below. The Closing Date is to occur on the last day of the month in which these conditions for closing are fully accomplished. The Purchase Agreement also provides that the Closing Date should be no later than September 30, 2008.

(c) Representations & Warranties. The Company believes that the Representations & Warranties (the "R&W") in the Purchase Agreement are typical of those representations and warranties usually found in agreements involving similar transactions. All of the R&W made by Madeco are to remain in force until December 2009, with the exception of the following: (i) the labor and tax R&W, which shall survive until such time as the applicable statutes of limitations expire, including any extensions provided thereto; (ii) the environmental R&W,  which shall expire three years after the Closing Date; and (iii) those R&W, containing statements regarding the ownership of the shares and titles to properties being sold under the agreement, which shall expire 10 years after the Closing Date.

(d) Ancillary Agreements by Madeco. Under the Purchase Agreement, the Company will agree that, for a period of 12 months after the Closing Date, it will not sell to third parties the Nexans shares it receives as part of this transaction, and, for a period of 12 to 18 months after the Closing Date, it will not sell more than 50% of such shares.

(e) Covenants. Under the Purchase Agreement, the Company will agree to be obligated by certain covenants contained therein, which include, but are not limited to, the following: the Company (i) will undergo a corporate reorganization; (ii) will exercise its best efforts to obtain those permits and government authorizations required to complete the corporate reorganization; (iii) will operate the Company in its ordinary course of its business; (iv) will, prior to the Closing Date, report to Nexans any relevant issues of which it becomes aware; (v) will maintain a shareholders' equity of at least US$250 million  (historic value), approximately Ch$117,073 million, until all of the R&W expire; (vi) will compensate Nexans for any breach to the Purchase Agreement or other transaction documents for which Madeco is responsible; (vii) will, grant to Nexans the same security interests (or "garantías reales") it may grant in the future to a creditor of the Company; (viii) will not compete with Nexans in the Wire & Cable business for a period of three years from the Closing Date;  and (ix) will maintain as confidential any information, of which the Company becomes aware as a result of its involvement in this transaction, which is not already publicly known.

(f) Conditions for Closing. The Purchase Agreement contains certain conditions for closing, which include, among others, that: (i) an event shall not have occurred which may cause a decrease of more than US$ 18 million (historic value) approximately Ch$8,429 million in the value of the Company’s assets which are to be acquired by Nexans or which will result in a material adverse change in the business, operations, properties, assets or condition of the companies whose shares are to be transferred to Nexans; (ii) an event shall not have occurred which may cause a decrease in Nexans’ shareholders’ equity in excess of €150,000,000; (iii) the 2.5 million shares of Nexans which are to be used as a form of payment in this transaction, must represent at least 7.5% of Nexans’ outstanding share capital; (iv) the corporate reorganization of Madeco must be completed and any approvals from antitrust and government authorities obtained; (v) Madeco's shareholders must have authorized the transaction; and (vi) if, for the period that is 30 days prior to the Closing Date, the average price of copper shall have come to US$ 5,000 per ton, approximately ThCh$2,341 per ton, or exceeded US$9,000 per ton, approximately ThCh$4,215 per ton, then Nexans and Madeco shall have negotiated a new value for working capital as defined in the Purchase Agreement.

(g) Indemnification of Nexans by Madeco. Nexans will be compensated upon any breach by Madeco of its representations and warranties and other obligations under the Purchase Agreement. Also, Nexans will be entitled to reimbursement for: (i) those tax payments that it is required to make, which arise from incidents occurring prior to the Closing Date, except those incidents involving Chile, Peru and Colombia, for which the Company has provided representations and warranties in the Purchase Agreement, (ii) civil and labor proceedings in Brazil, (iii) environmental unreported liabilities; and (iv) the obligations of the companies that Nexans will acquire which are not related to the Wire & Cable business.

(h) Liability of Madeco. The Purchase Agreement provides that Madeco will not be liable for damages caused by an individual event, where such event does not exceed US$ 73,000 (historic value) approximately Ch$34 million, or for damages caused by cumulative events, not counting damages resulting from an individual event, where such damages do not exceed US$ 1.46 million (historic value) approximately Ch$684 million. Additionally, under the Purchase Agreement, Madeco's liability is limited to US$ 347 million (historic value) approximately Ch$162,497 million of tax contingences, and to US$ 146 million (historic value) approximately Ch$68,370 million for breach of its representations and warranties and other obligations under the Purchase Agreement.

Capital Expenditures and Divestitures

In recent years, capital expenditures have been primarily used to eliminate bottlenecks in the production process, replace and update equipment, increase Madeco’s production capacity and to analyze and look for new asset acquisitions that added favorable synergies to the Company’s different business units. The Company’s capital expenditures for 2005, 2006 and 2007 totaled approximately Ch$45,523 million. In 2007, investments reached Ch$18,727 million. Madeco’s investment policy is focused on the acquisition of assets necessary for the Company to sustain its businesses and operations in the long term and to improve its operational efficiencies, in order to increase value for its shareholders. For further information related to capital expenditure plans, see “Item 5. Operating and Financial Review and Prospects – Capital Expenditures”.

Wire & Cable Unit. In 2007, capital expenditures amounted to Ch$9,613 million, which was equivalent to 132.7% of the unit’s depreciation. Of this amount, approximately 64%, 22% and 9% was invested in Ficap, Indeco and Cedsa, respectively. In Brazil, the Company’s investments were oriented toward increasing the production capacity for aluminum and copper cables. In Peru, resources were mainly allocated for the acquisition of new cabling machines, and to a lesser degree, for the installation of ERP SAP software. In Colombia, investments included the increase of installed production capacity. In Chile and Argentina, capital expenditures were not material.

In 2006, capital expenditures amounted to Ch$4,612 million, which was equivalent to 57.7% of the unit’s depreciation. Of this amount, approximately 61%, 23% and 15% was invested in Ficap, Indeco and Madeco, respectively. In Brazil, the Company’s investments included the acquisition of wire-related machinery and equipment to increase production. In Peru, resources were mainly allocated towards improvements in drawing and cabling machines. In Chile, investments primarily included the acquisition of a wire drawing machine. In Argentina, capital expenditures were not material.

In 2005, capital expenditures amounted to Ch$2,756 million, equivalent to 42.5% of the unit’s depreciation. In Brazil, investments included the acquisition of wire-related machinery and equipment, and information technology improvements, including the implementation of Enterprise Resources Planning software (ERP), SAP. In Peru, the Company invested in machinery to increase production. In Chile, investments primarily included the acquisition of a continuous copper casting line for the Lo Espejo facility, and machinery to increase production. In Argentina, capital expenditures were not material.

Brass Mills Unit. In 2007, capital expenditures amounted to Ch$950 million, which was equivalent to 38.1% of the unit’s depreciation. Of this amount, 50%, 26% and 24% was invested in Chile (tubes & pipes), Armat (coin blanks) and Argentina, respectively. The unit’s significant investment was the acquisition of an induction furnace for the purpose of reducing production costs.

In 2006, capital expenditures amounted to Ch$553 million, which was equivalent to 21.7% of the unit’s depreciation. The unit’s significant investment was the acquisition of a new copper tube washing machine for the Chilean facility. In Argentina, capital expenditures were not material.

In 2005, capital expenditures amounted to Ch$889 million, which was equivalent to 32.4% of the unit’s depreciation. Most of the unit’s investments were related to the acquisition of a new copper tube washing machine in Chile. In Argentina, capital expenditures were not material.

Flexible Packaging Unit. In 2007, capital expenditures amounted to Ch$4,178 million, which was equivalent to 87.8% of the unit’s depreciation. The unit’s investments were mainly allocated to the acquisition of new extruding machines and flexographic printers for its operations in Chile, Peru and Argentina.

In 2006, capital expenditures amounted to Ch$7,100 million, which was equivalent to 262.4% of the unit’s depreciation. The unit’s investments were allocated to the Chilean subsidiary mainly for the purchase of a nearby property and a rotogravure printing machine. In Argentina, funds were used towards the purchase of an extruding machine and other related printing process machinery.

In 2005, capital expenditures amounted to Ch$5,792 million, which was equivalent to 237.9% of the unit’s depreciation. Investments were primarily related to the acquisition of machinery and equipment for the production facilities in Chile and Argentina, including two extruding machines, a cutter machine, a cylinder engraving machine and some cylinders.

Aluminum Profiles Unit. In 2007, capital expenditures amounted to Ch$3,986 million, which was equivalent to 308.3% of the unit’s depreciation. Most of the unit’s investments were related to the new PVC profiles extruding facilities (PVTEC). These expenditures were made in order to diversify the unit’s product base. Other investments were related to the expansion of manufacturing capacity and cost efficiencies.

In 2006, capital expenditures amounted to Ch$3,129 million, which was equivalent to 274.7% of the unit’s depreciation. Most of the unit’s investments were related to the new PVC subsidiary (PVTEC).

In 2005, capital expenditures amounted to Ch$1,964 million, equivalent to 187.6% of the units depreciation. Investments were made to improve the manufacturing process and capacity.

Business Overview

Strategy

For the period from 2003 through 2005, a Strategic Operational Business Plan (“Business Plan”) was created to make improvements in the marketing, production and administrative areas of the Company, with special emphasis on the Wire & Cable business unit and its largest operation, Ficap S.A. in Brazil.

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

Progress is being made in meeting the objectives of the 2006-2008 strategic plan, such as consolidation of the performance of the Wire and Cables and Flexible Packaging units and maintenance of the Aluminum Profiles unit’s market leadership position. In addition, the Company’s financial position has improved and it is reducing its leverage. Furthermore, the Company implemented SAP throughout several of its subsidiaries, achieving higher standards of corporate governance and management control. Finally, the Company put into practice the “Skills Management Program” in order to standardize processes and best practices, thus encouraging the development of the Madeco group employees.

In accordance with its 2006-2008 Business Plan, the Company will develop a new Business Plan by the end of 2008 that will set strategic guidelines for the Company in order to increase profitability, regional leadership and value addition to its shareholders, based on the future outlook of the Company, taking into consideration whether at such time the proposed transaction with Nexans has been completed.

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

At year-end 2001, as a consequence of Argentina’s tumultuous economic environment and political instability, the Company suspended its Argentine Wire & Cable production operations. Decker-Indelqui (its Llavallol and Quilmes plants) maintained a minimal staff in Argentina, primarily to sell products imported from Madeco’s Brazilian facilities and to ensure the security and maintenance of its production facilities. In November 2004, Madeco reopened partially and, on a non-continuous basis, its wire & cable plants (Llavallol and Quilmes) located in Argentina. In November 2005, Decker-Indelqui won public bids to supply over Ch$7,779 million (historic value, approximately US$15 million) of aluminum transmission cables, allowing the Company to increase its capacity utilization in Argentina.

In February 2007, the Company purchased 80% of the total shares of Cedsa S.A., a Colombian company which owns a facility in the Colombian city of Bucaramanga and is the third largest manufacturer of copper and aluminum cables in the Colombian market, for Ch$2,022 million (historic value, approximately US$3.7 million). This acquisition was made in order to expand the presence of the Company in the region. Concurrently, Cedsa’s shareholders agreed to a capital increase of Ch$3,279 million (historic value, approximately US$6 million) payable in March and September 2007.

On November 15, 2007, Madeco entered into a Framework Agreement with the French company, Nexans, whereby Madeco agreed the transfer all the assets of its Wire & Cable unit in Chile, Argentina, Peru, Brazil and Colombia to Nexans, at a preliminary price of US$448 million or Ch$227,024 million (historic value) plus 2.5 million shares of Nexans, totaling approximately US$823 million or Ch$417,055 million (historic value). Pursuant to this Framework Agreement, the parties have to perform reciprocal due diligence and sign a final contract before the completition of this transaction.

On February 21, 2008, Madeco and Nexans enterd into a Purchase Agreement by which Madeco will transfer all of the assets and liabilities of its Wire & Cable Business Unit in Chile, Peru, Brazil, Argentina and Colombia, subject certain conditions (mentioned bellow).

At Nexans’ Annual Shareholders’ Meeting held on April 10, 2008, Nexans’ shareholders approved the transaction with the Company and also agreed to elect Madeco’s representative to its board of directors.

On April 23, 2008, the Board of Directors of the Company agreed to ask shareholders at the next Annual Shareholders' Meeting, which is scheduled to be held no later than April 30, 2009, to approve the distribution of an extraordinary dividend of up to US$ 165 million (approximately Ch$73,504 million) equivalent to 76% of the net profit from the transaction between Madeco and Nexans (as estimated on February 21, 2008), which is expected dependent on the completion of this transaction. For further information about Madeco's dividend policy, see "Item 8. Financial Information " Consolidated Statements and Other Financial Information - Dividend Policy"

At Madeco's Extraordinary Shareholders' Meeting held on April 25, 2008, Madeco's shareholders approved the transaction with Nexans as described in the Purchase Agreement. This transaction involves the sale of approximately the 51% of the Company's assets, according to its audited consolidated financial statements as of December 31, 2007. See “Item 4. Information on the Company – History”.

On December 29, 2007, Indelqui S.A. and Decker-Indelqui S.A. entered into a goodwill transfer contract by which Decker-Indelqui S.A. transferred to Indelqui S.A. its cable business unit, including: fixed assets, goods, credits, trademarks, client lists, databases, ratings, and Indelqui's shares in Optel Argentina S.A. (9,704,699 ordinary shares, with a nominal value of $1 each, representing 95.02% of Optel Argentina S.A.'s share capital). This transfer was made for a price of Ch$14,951 million (historic value, approximately US$30.1 million), plus VAT and taxes of Ch$1,761 million (historic value, approximately US$4.5 million). As a method of payment, the parties agreed to use an outstanding credit in the amount of Ch$13,815 million (historic value, approximately US$27.8 million), which Indelqui S.A. held against Decker-Indelqui S.A.. The application of this credit toward the transaction price, resulted in a net balance to be paid to Decker-Indelqui of Ch$2,897 million (historic value, approximately US$5.8 million).

As of December 31, 2007, Optel Argentina S.A. had 10,215,473 shares, with a nominal value of ARS$ 1 each, outstanding. Indelqui S.A. controlled 95.02% of these shares and the remaining 4.98% was controlled by HB San Luis S.A.

As of December 31, 2007, Indelqui S.A. had 86,257,478 shares, with a nominal value of ARS$ 1 each, outstanding. Madeco S.A. controlled 99.999% of these shares and the remaining 0.001% was controlled by Metallurgical Industrial S.A.

Wire & Cable - Summary of Sales

The Wire & Cable unit is Madeco’s largest business unit in terms of sales, with revenues representing 64.5% of the Company’s consolidated revenues for the year 2007. The following tables show Madeco’s annual revenues and sales volume generated by the Wire & Cable business unit for the years 2005, 2006 and 2007:

Wire & Cable Unit - Revenues (in Ch$ million)
Year	Metallic Cable Division Revenues (1)	Optical Fiber Cable Division Revenues	Total Revenues	% Consolidated Revenues
2005	230,644	1,893	232,537	58.0%
2006	385,349	1,531	386,880	64.4%
2007	409,501	2,346	411,847	64.5%

Wire & Cable Unit - Sales Volumes (2)
Year	Metallic Cable Division (in tons)	Optical Fiber Cable Division (in kms (3))	Total Volume (in tons)	% Consolidated Volume
2005	68,712	82,216	70,581	56.3%
2006	79,368	60,672	80,747	59.1%
2007	87,924	131,976	90,924	56.3%

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

The Company’s Wire & Cable business unit generated revenues of Ch$411,847 million for the year 2007, an increase of 6.5% compared to the previous year (Ch$386,880 million). Sales volume of metallic cables increased by 10.8%, mainly due to higher sales of aluminum cables in Brazil (46.3%) and Argentina (135.5%), copper cables in Peru (23.2%) and the inclusion of Cedsa (4,031 tonnes). On the other hand, sales volumes of copper rods fell in Peru (25.1%) and Chile (23.6%), due to higher internal consumption and the incorporation of Cedsa as a related company. In spite of this sales decrease, the Company experienced general growth in its cable products in those countries where the Company operates due to improved economic conditions, which stimulated private sector investment of the Company’s Wire & Cable products.

Madeco sells its wire and cable products mainly in domestic markets. Export sales for the Wire & Cable unit represented 16.9% of the unit’s revenues for the year 2007 (73.6% of which represented copper rod). The following tables show Madeco’s annual revenues and sales volumes generated by the Wire & Cable business unit (sales volume are separated by division) by destination for the years 2005, 2006 and 2007:

Wire & Cable Unit – Revenues by Destination (in Ch$ million)
Year	Chile	Brazil	Peru	Argentina (1)	Colombia	Exports	Wire & Cable Unit
2005	42,484	103,809	44,808	7,370	0	34,066	232,537
2006	47,322	192,966	66,983	14,573	0	65,036	386,880
2007	52,122	174,413	70,606	23,005	22,190	69,511	411,847

Wire & Cable Unit – Sales Volumes of Metallic Cable by Destination (in tons)
Year	Chile	Brazil	Peru	Argentina	Colombia	Exports	Wire & Cable Unit
2005	10,718	31,032	11,574	2,256	0	13,132	68,712
2006	8,105	41,092	11,211	3,945	0	15,015	79,368
2007	8,634	37,785	12,196	7,529	4,031	17,749	87,924

Wire & Cable Unit – Sales Volumes of Optical Fiber Cable by Destination (in kms) (2)
Year	Argentina	Exports	Optical Fiber Division
2005	72,700	9,516	82,216
2006	43,521	17,151	60,672
2007	111,583	20,393	131,976

(1) In 2005, 2006 and 2007, the Company’s revenues in Argentina are the result of the marketing and selling of both imported products from Ficap S.A. and manufactured products from Decker-Indelqui.
(2) This table differs from those presented in the Company’s Annual Report on Form 20-F for 2005 as a result of a change in the Company’s methodology.

The following table shows the Company’s total revenues generated by the Wire & Cable unit for the years 2005, 2006 and 2007, broken down by the subsidiary generating the revenues:

Wire & Cable Unit – Revenues (in Ch$ million)
Year	Madeco Chile (metallic cable)	Ficap (metallic cable)	Indeco (metallic cable)	Decker-Indelqui (metallic cable)(1)	Cedsa (2) (metallic cable)	Optel (optical fiber)	Inter-company	Wire & Cable Unit
2005	85,349	98,961	69,449	6,313	0	1,894	(29,429)	232,537
2006	141,529	152,985	127,880	14,435	0	1,532	(51,481)	386,880
2007	154,158	162,659	124,075	24,624	22,190	2,350	(78,209)	411,847

(1) In 2005, 2006 and 2007, the Company’s revenues in Argentina are the result of the marketing and selling of both imported products from Ficap S.A. and manufactured products from Decker-Indelqui.
(2) Cedsa was incorporated to the Company on February 2007

The following discussion of the Company’s Wire & Cable business unit (production, raw materials, sales and distribution, market demand and industry size estimates, and market share and description of competition) have each been separated into two sections, metallic wire and cable and optical fiber cable.

Cable - Production

The Company has a total of eight facilities for the production of metallic wire and cable products. In Chile, the Company maintains one cable production facility located in the district of Santiago. The Company has two modern facilities operating in Brazil, located in Rio de Janeiro and Sao Paulo. In Argentina, production facilities are located in Quilmes and Llavallol, both on the outskirts of Buenos Aires and the Optical fiber facility located in Ciudad de B. Aires. The Company’s Peruvian production facility is located in Lima and the Colombian facility, which was acquired in early 2007, is located in the city of Bucaramanga.

Since 2003, the Company has ceased producing magnetic cables in Chile and has commenced the production of flexible cables and anti-theft cables. Madeco’s wire and cable products are sold primarily in domestic markets.

The following table includes information regarding each wire and cable production facility: plant location, principal products manufactured and International Standard Organization certification, or “ISO certification”:

Country	Location	Principal Products	ISO Certification (1)
Chile	San Miguel, Santiago	Cu: all wire and cable products	9001: 1998, 2007
Brazil	Rio de Janeiro	Cu and Al:thermo-plastic, thermo-stable, bare wire cable; Cu: telecom	9001: 2003, 2008
	Sao Paulo	Cu and Al: thermo-plastic, thermo-stable, building wire; Cu: magnetic	9001: 2003, 2008
Argentina	Quilmes, B. Aires	Cu and Al: bare wire, thermo-plastic, thermo-stable; Cu: telecom	9001: 1999, 2007
	Llavallol, B. Aires	Cu and Al: bare wire	9001: 2004, 2007
	Ciudad de B. Aires, B. Aires	Optical fiber cables	9001: 2000, 2007 14,000
Colombia	Bucaramanga	Cu and Al: all wire and cable products	9001: 2005, 2008
Peru	Lima	Cu and Al: all wire and cable products	9001: 1998, 2008

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

Copper rod → drawing → drawing and insulating → pairing → cabling → coating

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

The Company produces two basic types of wires and cables for the manufacturers of durable goods and other industrial companies: plastic insulated wires and cables and magnetic wires. Plastic insulated wires and cables are copper conductors insulated with plastic materials such as polyethylene, PVC or polyester. These products are sold primarily to manufacturers of home appliances and to industrial companies for their internal energy distribution. All plastic insulated wires and cables are used for low voltage applications. Magnetic wires, which are made of drawn enameled copper wire, are sold to manufacturers of engines and generators, and are used for ignition or electronic coil applications and refrigeration units. The Company also produces round, square or rectangular magnetic wires insulated with cotton and/or paper, used by manufacturers of electrical transformers.

The following diagram depicts the production process for bare, thermo-plastic and/or thermo-stable cables used in the mining, energy and industrial sectors:

Copper rod → drawing → cabling → insulating → protective sheathing → cabling → coating → cutting → packing

The following diagram depicts the production process for magnetic wires:

Copper rod → drawing → enameling → cutting → packing

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

Copper rod → drawing → cabling → insulating and/or coating → cutting → packing

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

Optical Fiber → Insulating (Extrusion) → Bundling → Insulation → cutting → packing

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

Copper is the principal raw material used by the Company in the production of wire and cable products, representing approximately 68.0% of the total raw material costs for the Company’s Wire & Cable unit in 2007. The Company’s Brazilian unit purchases the majority of its copper from a domestic supplier, Caraiba Metais S.A. and Ibrame Ltda., and the remainder from Madeco Chile. In 2007, copper purchases from Caraiba Metais S.A., Ibrame Ltda and Madeco Chile represented approximately 43%, 12% and 45%, respectively. Of total copper purchases Combined, Xstrata Tintaya S.A., Southern Peru Copper Corporation and Sociedad Minera Cerro Verde S.A. are three large Peruvian mining companies, which together supply almost 100% of the Peruvian operation’s total copper requirements. In Argentina, copper rod is supplied by Madeco’s subsidiaries and related companies. The Colombian unit purchases its copper rod requirements from Madeco Chile.

In Peru, Cobrecón S.A., an affiliate company is the main supplier of copper rod. The Company, the Peruvian cable manufacturer, Conductores Eléctricos Peruanos (“Ceper”), and the Colombian cable manufacturer, Cables de Energía y Telecomunicaciones S.A. (“Centelsa”), each own a 33% equity participation in Cobrecón. In Chile, the Company owns a 41% share of Colada Continua S.A., which supplies copper rod to Madeco Chile. While in the past the Brazilian unit purchased the bulk of its copper rod directly from a domestic supplier, the Company has increased the supply of copper rod to Brazil from the Chilean copper rod production entity. The Company’s stake in these copper rod suppliers is an advantage which guarantees that the Company will have the raw material, it requires for wire and cable production.

In Chile, the government entity Corporación Chilena del Cobre (the Chilean Copper Corporation, or “Cochilco”) guarantees and regulates the supply of copper to all domestic manufacturers according to the Copper Reserve Law. On an annual basis, all Chilean copper customers must inform Cochilco of their estimated copper requirements for the upcoming year. Cochilco assigns the domestic copper demand to the various mining companies and establishes conditions for the sale of copper including price levels, which reflect London Metal Exchange, or “LME”, prices adjusted for a premium, less non-incurred expenses (freight and taxes) and related insurance costs. Copper purchases are made on a monthly basis, with copper price determined by utilizing an average market price and payments are made prior to delivery. Cochilco establishes copper supply contracts and decides which terms are subject to annual renewal. Whether or not a Chilean copper customer was able to obtain its estimated annual copper requirements will be taken into consideration by Cochilco when renewing contracts. Chile is the only country in which the Company operates where copper purchases are organized and controlled by a government entity; such an arrangement does not exist in Peru, Brazil, Argentina or Colombia.

Aluminum, another principal raw material of the Company, is currently purchased separately by the respective operations in each country. In Peru and Argentina, the Company purchases its aluminum rod supplies from ALUAR (Argentina). In addition, in Peru, the Company also purchases its aluminum rod supplies from Siderúrgica del Norte (Colombia). In Brazil, the Company purchases aluminum rod supplies from BHP Billington and Companhia Brasileira de Aluminio. In Colombia, the Company purchases its aluminum requirements mainly from Sidunor (Colombia).

In October 2003, the Company signed an agreement for the supply of PVC for Chilean and Peruvian operations with Petroquímica Colombiana S.A.. The contract provides greater flexibility to the Company. In Brazil, the Company mainly purchases its PVC requirements on a monthly basis from two different suppliers, Karina Ind. Com. Plásticos and Dacarto Benvic S/A. In Brazil, there are no signed contracts with suppliers. In Colombia, the Company purchases its PVC supplies from Andina Plast SRL.

During 2006, Madeco signed a supply agreement with Borealis Compounds LLC USA (“Borealis”) for the supply of polyethylene for its operations in Chile, Brazil, Peru, Colombia and Argentina. This supply agreement started in January 2006 and ended on December 31, 2006. In 2007, the Company agreed to purchase its polyethylene needs from Borealis and Dow Chemicals. The Company signed an agreement with Borealis that will last until the end of 2008, and an agreement with Dow Chemicals that will last until the end of 2009.

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

The Company’s sales force in Peru has 10 sales representatives and eight sales assistants. Additionally, the Company maintains four proprietary retail outlets, located in the cities of Lima and Arequipa. Sales made through the retail stores represented approximately 6% of the total revenues generated in Peru.

The Company’s sales force in Argentina includes a sales & marketing manager, seven sales representatives and two sales assistants. The sales force is located in Buenos Aires.

The Company’s sales force in Colombia includes a sales & marketing manager, seven sales representatives and four sales assistants. The Colombian market is divided in five areas between the sales representatives and assistants mentioned above.

The Company’s wire and cable client base includes approximately 291 customers in Chile, 1,894 in Brazil, 1,502 in Peru, 245 in Argentina, 202 in Colombia and 79 in its export markets (all countries other than Chile, Brazil, Peru or Argentina). The Company’s largest customer for the year 2006 was a Brazilian manufacturer, and sales to this customer accounted for 6.0% of the Wire & Cable unit’s total sales revenues.

Given the unique tendencies that occur in each of the four countries in terms of demand levels among the various client sectors served by the Company’s wire and cable sales, information regarding sales by sector has been included on a country-by-country basis. The following charts show the Company’s sales breakdown by client grouping for each country for wire and cable products during the years 2005, 2006 and 2007:

The Company’s Chilean Customer Groupings
	% 2005 Revenues	% 2006 Revenues	% 2007 Revenues
Distributors	13%	15%	16%
Durable goods manufacturers	53%	57%	55%
Mining	8%	8%	9%
Energy	16%	13%	14%
Telecom	5%	2%	2%
Others	5%	5%	4%

The Company’s Brazilian Customer Groupings
	% 2005 Revenues	% 2006 Revenues	% 2007 Revenues
Distributors	23%	24%	23%
Telecom companies	5%	6%	10%
Energy	19%	19%	22%
Durable goods manufacturers	44%	35%	30%
Exports and others	9%	15%	15%

The Company’s Peruvian Customer Groupings
	% 2005 Revenues	% 2006 Revenues	% 2007 Revenues
Distributors	23%	22%	27%
Mining	5%	5%	6%
Energy	14%	7%	6%
Telecom	11%	9%	4%
Durable goods manufacturers	5%	5%	6%
Retail	6%	5%	6%
Exports and others	36%	47%	45%

The Company’s Argentine Customer Groupings
	% 2005 Revenues	% 2006 Revenues	% 2007 Revenues
Distributors	48%	27%	25%
Durable goods manufacturers	6%	9%	5%
Energy	40%	52%	56%
Telecom	0%	0%	0%
Exports and others	6%	12%	16%

The Company’s Colombian Customer Groupings
	% 2005 Revenues	% 2006 Revenues	% 2007 Revenues
Distributors	55%	60%	53%
Mining	1%	1%	1%
Energy	33%	23%	38%
Telecom	5%	9%	4%
Durable goods manufacturers	6%	7%	4%
Exports and others	0%	0%	0%

While a small portion of the customers make cash payments for their purchase orders, the majority of sales were made with credit. The average payment period for the Company’s Wire & Cable business unit amounted to 52 days in 2007 versus 56 days in 2006.

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

The Company’s management believes that demand in the energy sector is typically dependent on new infrastructure projects, the energy regulation system and any energy deficits or surpluses that promote interconnection systems between countries or regions. In the mining sector, the Company’s management believes that the market prices of metals are a major determinant for new investment projects. While demand from durable goods manufacturers seems to depend primarily on gross domestic product, or “GDP” growth, demand from the construction sector appears to depend on GDP growth as well as interest rate and unemployment levels. The Company’s management believes that investments within the telecom sector are largely dependent on GDP growth. However, investment activity by telecom companies also depends on price regulations in each country and special situations such as privatization, among other factors. The Company’s management believes that demand within the telecom industry is affected by, among other things, a lack of investment in telecom cable networks and significant changes as copper telecom cables are being substituted with optical fiber cables and wireless technologies. In 2007, telecom cables and optical fiber represented 8.7% of the business unit’s revenues.

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

Given the unique evolution of the wire and cable industry within each individual country, a discussion regarding the industry growth/shrinkage over the period from 2005 through 2007 is included separately for each country. The following chart summarizes management’s estimates for the wire and cable industries (excluding copper wire rod) for the regions in which the Company participated for the years from 2005 through 2007:

Industry Size (in metallic tons(1))
Year	Chile	Brazil	Peru	Argentina	Colombia	Total Region (2)
2005	28,100	211,200	16,200	40,100	39,000	334,600
2006	26,500	213,400	17,275	45,500	43,200	345,875
2007	28,700	286,550	19,300	62,600	45,250	442,400

(1) Measurement estimates for industry size only include metal (copper and/or aluminum); excludes insulation materials.
(2) The industry size statistics presented in this table differ from those presented in the Company’s Annual Report on Form 20-F for 2005 and 2006 due to the incorporation of the Colombian market.

Chilean Wire & Cable Market. The following chart shows the Company’s estimates for the Chilean wire and cable industry (excluding copper wire rod) as well as the country’s GDP growth rates for the years 2005, 2006 and 2007:

	Industry Size
Year	(in metallic tons(1))	GDP Rate (2)
2005	28,100	5.7%
2006	26,500	4.0%
2007	28,700	5.1%

(1) Measurement estimates for industry size include only metal (copper and/or aluminum), excluding insulation materials.
(2) The GDP rates for Chile presented above differs from those presented in the Company’s Annual Report on Form 20-F for the year 2005 as a result of a change in the Chilean Central Bank’s calculation methodology in 2007.

In 2006, the Chilean wire and cables market decreased to approximately 26,500 tonnes, due to the absence of both "mega projects" and new substantial private investment in the energy industry. In addition, during the last decade, the Company has also witnessed a considerable reduction in telephone cable consumption.

In 2007, the Chilean wire and cables market raised its tonnage to approximately 28,700 tonnes due to higher sales generated by new mining projects, new building construction and increased construction of public and private infrastructures, as compared to 2006.

Brazilian Wire & Cable Market. The following chart shows the Company’s estimates for the Brazilian wire and cable industry (excluding copper wire rod) as well as the country’s GDP growth rates for the years 2005, 2006 and 2007:

	Industry Size
Year	(in metallic tons(1))	GDP Rate (2)
2005	211,200	2.9%
2006	213,400	3.7%
2007	286,550	5.4%

(1) Measurement estimates for industry size include only metal (copper and/or aluminum), excluding insulation materials.
(2) The 2006 GDP rate for Brazil presented above differs from that presented in the Company’s Annual Report on Form 20-F for the year 2005 as a result of a change in the calculation methodology by the Brazilian IGBE.

In 2006, the Brazilian GDP grew 3.7%, while the wire and cable market only increased by 1.9%. The smaller growth in the wire and cable market is primarily due to the slower overall growth of the Brazilian economy in 2005.

In 2007, the Brazilian economy observed favorable conditions conducive to GDP growth of 5.4%. In accordance with this GDP growth, the cable industry also grew as a result of significant investments in energy generation and distribution, steelmaking, paper and pulp production, mining, oil & gas prospection, and naval construction that increased demand for, among other things, aluminum cables and insulated copper cables.

Peruvian Wire & Cable Market. The following chart shows the Company’s estimates for the Peruvian wire and cable industry (excluding copper wire rods) as well as the country’s GDP growth rates for the years 2005, 2006 and 2007:

	Industry Size
Year	(in metallic tons(1))	GDP Rate
2005	16,200	6.4%
2006	17,275	8.0%
2007	19,300	7.5%

(1) Measurement estimates for industry size include only metal (copper and/or aluminum), excluding insulation materials.

In 2006, the Peruvian wire and cable market increased by 6.6% compared to the prior year, which was less than the GDP growth of 8.0%, due to the postponement of large infrastructure projects. Furthermore, Ceper reentered into the wire and cable market.

In 2007, the Peruvian wire and cable market increased by 11.7% compared to the prior year, due to increased investments in and higher activity of the Peruvian economy. The Company also observed higher demand in building and energy cables.

Argentine Wire & Cable Market. The following chart shows the Company’s breakdown for the Argentine wire and cable industry (excluding copper wire rods) as well as the country’s GDP growth rates for the years 2005, 2006 and 2007:

	Industry Size
Year	(in metallic tons(1))	GDP Rate
2005	40,100	9.2%
2006	45,500	8.5%
2007	62,600	8.7%

(1) Measurement estimates for industry size include only metal (copper and/or aluminum), excluding insulation materials.

In 2006, the Argentine cable industry increased by 13.5% compared with the previous year due to growth in the industrial sector, higher investments in the energy and construction sectors and investment by the government to revert energy deficits.

In 2007, the Argentine cable industry increased by 37.6% compared to the previous year, mainly in aluminum, due to higher demand of the industrial sector, and increased public and private investments in infrastructure in order to revert energy deficits.

Colombian Wire & Cable Market. The following chart shows the Company’s estimates for the Colombian wire and cable industry (excluding copper wire rods) as well as the country’s GDP growth rates for the years 2005, 2006 and 2007:

	Industry Size
Year	(in metallic tons(1))	GDP Rate
2005	39,000	5.1%
2006	43,200	6.8%
2007	45,250	6.5%

(1) Measurement estimates for industry size include only metal (copper and/or aluminum), excluding insulation materials.

In 2006, the  Colombian wire & cable market increased by 10.8% compared with the previous year. This growth is due to the privatization in the telecommunications and energy industries in Colombia, and to the improvement in the management of certain public companies.  Some energy transmission lines in the departments of Atlanta, Bolivar, Antioquia, Caldas, Tolima and Boyaca, and telecommunications networks lines of south of Cali, central Barranquilla and north of Bogotá, were replaced.

In 2007, the Colombian construction market increased by 11.6% achieving the highest development of this sector the since 2002, followed by commerce (6.7%) and manufacting (5.8%). In addition, in 2007, 19.3m2 million construction licenses were approved (of which 14m2 million were for social housing), amounting to an historic record of 144,190 new homes.

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

Market Share and Competitors in the Chilean Cable Market. The following table sets forth the Company’s estimate of market share statistics for the Chilean copper wire and cable industry for the past three years:

	2005	2006	2007
The Company	38%	30%	30%
Cocesa	26%	28%	26%
Covisa	17%	17%	17%
Other Domestic	7%	5%	8%
Imports into Chile	12%	20%	19%

The Company’s market share calculation methodology includes products sold in Chile and sales from marketing and selling of imported products (mainly magnetic wire). Such imported products are not reflected in the Chilean sales volume because the Company’s definition of sales volume excludes sales from marketing and selling of imported products.

Madeco currently has two principal Chilean competitors in the wire and cable industry. Cocesa, which is owned by the international cable manufacturer Phelps Dodge Corporation (this cable division was acquired by General Cable Inc. on September 2007), has been in business since 1950. This competitor produces many of the same wire and cable products as those manufactured by the Company, except for magnetic wires and telecom cables, which are imported from other of Phelps Dodge’s facilities. Cocesa maintains its production facilities and headquarters in Santiago, and has a branch office in Antofagasta.

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

In 2007, the Company maintained its market share as demand increased in the Chilean cable industry. The Company participated in several public and private projects, such as in mining, energy transmission, road infrastructure, industrial plants and building construction.

Market Share and Competition in the Brazilian Cable Market. The following table sets forth the Company’s estimate of market share statistics for the Brazilian wire and cable industry for the past three years:

	2005	2006	2007
The Company	15%	15%	12%
Phelps Dodge	10%	12%	9%
Invex (ex-Pirelli) (1)	9%	10%	9%
Prysmian (ex-Pirelli) (1)	10%	10%	8%
Other Domestic	55%	51%	62%
Imports into Brazil	1%	2%	0%

(1) Pirelli sold its worldwide cable business unit in mid-2005. As a result of this transaction, in Brazil, Pirelli was divided in two companies: Prysmian and Invex.

Phelps Dodge, a subsidiary of Phelps Dodge Corporation (a subsidiary acquired by General Cable Inc. on September 2007), has its Brazilian headquarters and a production facility located in Sao Paulo and has been in operation since 1965, (formerly as Alcoa). PD produces bare aluminum wire and cable, building wire and copper and aluminum thermo-plastic and thermo-stable cables.

Pirelli sold its worldwide cable business unit in mid-2005, which was bought by a fund of Goldman Sachs. As a result, Pirelli Brazil was separated in two companies: Invex (the magnetic wire production facilities) and Prysmian (the energy and telecom wire production facilities). The Company believes that PD is one of the leading producers in Brazil of aluminum wire and cable products. Furukawa (Japan) sold its aluminum facilities to Nexans, and only competes in the telecom industry. Other competitors include the multinational Nexans (French) and Sao Marco (Mexico). In addition, CBA-Companhia Brasileira de Aluminio S.A. and Wirex are local producers.

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

In 2007, the market share of the Company and its main competitors in Brazil decreased and was captured by certain smaller domestic competitors. The Brazilian cable industry experienced significant growth as a result of higher demand in the industrial sector, mining industry, infrastructure projects, and energy and transmission sectors.

Market Share and Competition in the Peruvian Cable Market. The following table sets forth the Company’s estimate of market share statistics for the Peruvian copper wire and cable industry for the past three years:

	2005	2006	2007
The Company	71%	64%	64%
Ceper	0%	6%	11%
Celsa	11%	11%	9%
Other Domestic	6%	7%	6%
Imports into Peru	12%	12%	10%

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

In 2006, the Company’s market share decreased by 7% compared to the previous year, due to competition from Ceper and an increase in low cost products from China, non-certified products and imitations. The Company’s sales volume was 11,211 tonnes in 2006.

In 2007, the Company maintained its market share from the previous year, selling a total of 12,549 tonnes.

Market Share and Competition in the Argentine Cable Market. The following table sets forth the Company’s estimate of market share statistics for the Argentine copper wire and cable industry for the past three years:

	2005	2006	2007
Prysmian Argentina	24%	32%	30%
Imsa	20%	21%	25%
The Company	6%	9%	12%
Cimet	12%	10%	10%
Other Domestic	35%	21%	21%
Imports into Argentina	3%	8%	2%

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

In 2006, the market share of the Company increased by 3%. This variation is mainly explained by the growth of the Company's market share in the energy sector, which increased sales volume in aluminum wire, medium-voltage power cables and underground copper cables.

In 2007, the Company's market share increased by 3% compared with the previous year. This growth is mainly due to the consolidation of the Company's market share in the energy sector, and more specifically by increased demand of aluminum wires, medium-voltage power cables and underground copper cables.

Market Share and Competition in the Colombian Cable Market. The following table sets forth the Company’s estimate of market share statistics for the Colombian copper wire and cable industry for the past three years:

	2005	2006	2007
Centelsa	60%	54%	50%
Procables	22%	23%	25%
The Company	4%	7%	9%
PD Colombia	5%	6%	6%
Others	9%	10%	10%
Imports into Colombia	0%	0%	0%

Centelsa has its headquarters and a plant in the city of Cali and a facility in Venezuela. It has been the Colombian market leader for the last 12 years. Centelsa competes with the Company in several sectors such as in energy, industry, mining, construction and telecommunications, and has a relevant position in markets segments where the Company is not an important player (e.g. telecommunications, mining, etc.). Procables' headquarters and facility are located in Bogotá and is related to Sindunor, a copper and aluminum producer. This company produces cables for all segments of the energy cable market with the exception of medium voltage cables, which is purchased from Madeco Chile (Procables is currently is building a plant of medium voltage and enamelled cables in Barranquilla, which aims to initiate production in late 2008). The Company believes that is the Colombian market leader in aluminum energy cables.

In 2005, Cedsa started a strategy to increase its market share and to reduce the differences in the selling prices of itself and its two main competitors. In 2005 Cedsa began an alliance with Condumex to import certain products which allowed it to access several bids due to its expanded product portfolio. During 2006 and 2007, the Company reduced this "import dependence" eliminating the differential in selling prices with its competitors and reaching a market share of 9%.

In 2007, Phelps Dodge Colombia (a subsidiary of General Cable Inc. since 2007) started a low pricing policy in the Colombian market which reduced all players' margins. By the end of 2007, this competitor was able to strengthen its position in the Colombian market due to its imports from Cocesa (a Chilean subsidiary of Phelps Dodge).

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

On March 31, 2005, the Company and Corning reached an agreement whereby Corning sold its 50% interest in Optel Ltda. to the Company for the nominal amount of R$1. In accordance with the purchase agreement, Corning has executed a binding 2 year non-competition agreement not to compete in the markets where Optel currently operates. In addition, on March 31, 2005, the Company reached an agreement with two of Optel’s principal creditors to forgive Ch$3,105 million of Ch$4,277 million (historic value, equivalent to US$5.3 million and US$7.3 million, respectively) of indebtedness, the balance was paid.

In 2006, Decker-Indelqui's management assumed control of the administration and sales department of Optel in order to increase productivity and to develop a new business strategy in order to increase sales.

On May 31, 2007, Optel Ltda. Brazil and Madeco Brazil Ltda. sold to HB San Luis S.A. and Decker-Indelqui S.A., their respective shareholdings in Optel Argentina S.A. (4,914,439 shares par value ARS$1 each), valued at Ch$1,680 million (historic value, approximately US$3.2 million). On October 1, 2007, the share capital of Optel Argentina S.A. increased to 10,215,473 shares (5,301,034 were added with a par value ARS$1 each, equivalent to a historic value of Ch$857.0 million). At the end of 2007, after Indelqui S.A. acquired, on December 29, 2007, Decker-Indelqui's Wire & Cable assets, the shareholding of Optel Argentina S.A. was controlled by Indelqui S.A. with a shareholding of 95.02% of the capital share, and HB San Luis S.A. held the remaining 4.98%.

In 2007, Optel Argentina S.A. sold approximately 111,583 kilometers of optical fiber cable in Argentina and an additional 20,393 kilometers in the exports markets. This increase in sales during 2007 compared with the previous year is mainly explained by the implementation of a successful new business strategy, a stronger sales force and an increased demand for Optel's products, especially from the telecommunications industry.

Brass Mills

Since Madeco’s incorporation in 1944, the Company has been manufacturing pipe, bar and sheet products in Chile; the Company initiated the fabrication of aluminum based products (profiles, sheets and foil) in 1954.

In 1988, the Company acquired Armat, the sole private coin blanks producer in Chile dedicated to the production of coin blanks and minted coins made of copper and copper-based alloys mainly for central banks. Madeco sends its coins to the Chilean Mint for minting and then exports the coins to the various central banks around the world.

The Argentine company, Decker S.A.I.C.A.F. e I. (“Decker”) was originally a Brass Mills operation founded in 1900 by Mr. Guillermo Decker. The Company acquired Decker in 1994. Decker-Indelqui S.A. was created in 1998 as a result of the merger of the Company’s two subsidiaries in Argentina; the merged entity is currently owned 99.85% by the Company and participates in both the Wire & Cable and Brass Mills businesses.

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

A complete restructuring of the production process at the Madeco Chile brass mills plant was implemented in October 2005 to improve efficiency and reduce production costs, and this restructuring continued throughout 2007. As a result, low volume and labor-intensive products were discontinued, and Madeco Chile began to concentrate on the production of standard pipes and sheets and/or minimum-size orders.

PBS - Summary of Sales

The following table shows the Company’s annual net sales generated by the Brass Mills business unit for the years 2005, 2006 and 2007:

Brass Mills Unit – Revenues (in Ch$ million)
Year	PBS- Revenues	Coins- Revenues	Total Revenues	% Consolidated Revenues
2005	80,717	6,907	87,624	21.9%
2006	117,751	10,466	128,217	21.4%
2007	93,275	9,757	103,032	16.1%

Brass Mills Unit – Sales Volumes (in tons)
Year	PBS- Sales Volumes	Coins- Sales Volumes	Total Sales Volumes	% Consolidated Volume(1)
2005	27,947	1,566	29,513	23.5%
2006	26,400	1,611	28,011	20.5%
2007	20,511	1,321	21,832	13.5%

(1) The percentages of consolidated volumes for 2005 differ from those presented in the Company’s Annual Report on Form 20-F for 2005 as a result of a change in the Company’s methodology.

The Brass Mills unit is Madeco’s second largest business segment in terms of revenues, representing 16.1% of consolidated revenues in 2007; however substitution due to increasing copper prices has negatively affected its performance, see “Item 3. Key Information – Risk Factors”. Of the four businesses, the Company’s Brass Mills unit is the most internationally diverse, with customers in over 26 countries. Export sales in 2007 amounted to approximately 56.9% of total revenues and 57.0% of total sales volume for the Company’s Brass Mills unit.

The following table shows the Company’s total revenues generated by the Brass Mills unit for the years 2005, 2006 and 2007, broken down by the subsidiary generating the sale:

Brass Mills Unit – Revenues (in Ch$ million)
Year	Madeco Chile	Decker-Indelqui	Armat	Inter-company	Brass Mills Unit
2005	84,637	7,892	7,533	(12,438)	87,624
2006	117,640	10,582	12,619	(12,624)	128,217
2007	98,309	9,593	10,102	(14,972)	103,032

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

Country	Location	Principal Products	ISO Certification (1)
Chile	San Miguel, Santiago	Pipes and Bars	9001: 1998, 2007
	San Bernardo, Santiago	Smelting Furnace, Sheets	9001: 1998, 2007
	Quilpue	Coin Blanks and Sheets	9001: 1997, 2006
Argentina	Llavallol, Buenos Aires	Sheets and Foundry	9001: 2004, 2007
	Barracas, Buenos Aires	Pipes	9001: 2004, 2007

(1) In cases where two dates are included, the first date indicates the original certification and the second date indicates the most recent certification.

The Company’s Brass Mills operation produces pipe, bar and sheet products in a variety of copper, aluminum and brass alloys. Copper and brass pipes are used principally by the construction industry and its other bar and sheet products are used as raw material in the fabrication of electrical components, gutters and roofs, mechanical units and hardware fixtures. The Company also produces coin blanks and minted coins, made principally from copper-based alloys.

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

Copper and brass pipes are used primarily for heating and drinking water systems in the residential construction industry, the industrial sector, and the commercial construction industry. Copper pipes are also used for air conditioning, heating and refrigeration units, in the fabrication of various automobile parts and by other durable goods manufacturers. The Company’s pipe products range in diameter from 3/8” to 5”; pipes over 1” in diameter are produced in strips measuring up to 6 meters in length while pipes under 1” in diameter can be produced in strip or rolled form.

The following diagram depicts the production process for pipe products:

Billets

Metals → smelting → hot piercing → drawing → cutting → annealing → packing

Copper sheets are used mainly for roofing in the construction sector and for thermal isolation purposes (e.g., car radiators). Copper and brass sheets serve as raw material for decorative items such as picture frames and doors. The Company also manufactures aluminum sheets, which are mainly used for packaging products for the mass consumer market as well as ducts. The vast array of products differs in terms of thickness, width and metal temper, depending on the application for which the final product will be used.

The following diagram depicts the production process for sheets:

Cakes

Metals → Smelting → hot rolling → surface milling → cold rolling → annealing → cutting → packing

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

Billets

Metals → Smelting → extruding → drawing → cutting → packing

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

The following diagram depicts the production process for coins:

Electric melting furnace → horizontal continuous casting → cold rolling → annealing → cold rolling → blank cutting → rimming → annealing → polishing → sorting → inspecting → packing

In the case of minted coins, the central bank of each country provides the dies to produce the samples or ARMAT develops them with the cooperation of the Chilean Mint. Once approved, the minted coins are delivered under special security procedures to the vaults of the central bank, where they are carefully reviewed. Once the contract is completed, the dies are returned or destroyed and a certificate is emitted by the Chilean Mint certifying the amount of the coined currencies.

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

The Company purchases its copper supplies for its Brass Mills operations mainly from two large Chilean mining companies, Codelco and Enami, and two international mining companies, Escondida (BHP Billiton) and Soc. Contractual El Abra (Freeport-McMoran Copper&Gold). During 2006, the Company obtained most of its Brass Mills’ aluminum requirements from Aluminios Argentinos S.A.I.C. (“Aluar”, of Argentina) while in 2007, its aluminum supply came from both Aluar and Alcasa S.A. The Company’s zinc requirements are purchased mainly from Doe Run (Peruvian supplier). Nickel is purchased mainly from Inco Limited (Canada) and Companhia Niquel Tocantins S.A. (Brazil), and tin is purchased mainly from Minsur S.A. (Peru).

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

PBS – Sales by Destination

Madeco sells a large portion of its Brass Mills products in Chile and Argentina, where the Company has its production installations. Additionally, the Company exports pipes, bars and sheets to multiple countries including the United States, as well as countries in Latin America, Europe and Asia. Export sales of the PBS division consist of all sales to customers in any country other than Chile or Argentina and represented 54.0% of the total division’s revenues for the year 2007. The following table shows Madeco’s annual net sales generated by the PBS division by destination for the years 2005, 2006 and 2007:

PBS Division – Revenues by Destination (in Ch$ million)
Year	Chile	Argentina	Exports (1)	PBS Division
2005	29,600	7,525	43,592	80,717
2006	32,997	10,891	73,862	117,750
2007	33,527	9,335	50,411	93,273

PBS Division – Sales Volumes by Destination (in tons)
Year	Chile	Argentina	Exports (1)	PBS Division
2005	9,177	2,726	16,044	27,947
2006	6,937	2,432	17,031	26,400
2007	7,258	2,065	11,188	20,511

(1) Exports of the PBS division consist of all sales to customers in any country other than Chile or Argentina.

In 2007, PBS division revenues decreased by Ch$24,477 million or 20.8% compared to the previous year. This decrease was due to a continued decrease of 22.3% in sales volume compared to the previous year, due to the negative effects of product substitution which was only slightly offset by higher average prices. Revenues in Chile increased compared to the previous year by 1.6%, but decreased in Argentina by 14.3% compared to the previous year. The division's exports in 2007 decreased by 31.7% compared to 2006, due to the appreciation of the Chilean Peso against the U.S. Dollar.

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

In Argentina, the Company has a total of 16 employees dedicated to sales and customer service. There is a head of sales and eight salesmen, six of whom are located in Buenos Aires, one in Cordoba and the other in Rosario.

The Company’s PBS operations have 316 clients in Chile, 700 Argentine customers and 84 customers in its export markets. In 2007, the largest customer was Wapro (Austria) and sales to this customer accounted for 12.2% of the Company’s total revenues generated from the sale of pipes, bars and sheets.

Given the unique tendencies that occur in each of the markets served by the Company’s Brass Mills business unit, information regarding sales by sector has been included on a country-by-country basis. The following charts show the Company’s sales breakdown by client grouping for the years 2005, 2006 and 2007:

The Company’s Chilean Customer Groupings
	% 2005 Revenues	% 2006 Revenues	% 2007 Revenues
Retail and Distributors	64%	65%	64%
Durable good manufacturers	17%	18%	17%
Mining	7%	7%	9%
Electric appliance manufacturers	5%	3%	3%
Aluminum	3%	3%	3%
Others	4%	4%	4%

The Company’s Argentine Customer Groupings
	% 2005 Revenues	% 2006 Revenues	% 2007 Revenues
Retail and Distributors	50%	48%	45%
Construction	17%	18%	22%
Durable good manufacturers	24%	22%	25%
Others	9%	12	8%

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

Given the unique evolution of the brass mills industry within each individual country or segment, discussions regarding the industry growth/shrinkage over the period from 2005 through 2007 are included separately for Chile and Argentina.

Chilean PBS Market. The following chart shows the Company’s estimates for the Chilean pipe, bar and sheet industry as well as the country’s annual GDP growth rate for the years 2005, 2006 and 2007:

Industry Size (in tons)
Year	Total Industry Size	GDP Rate (1)
2005	15,900	5.7%
2006	12,905	4.0%
2007	12,860	5.1%

(1) The annual GDP rates for Chile presented above differ from those presented in the Company’s Annual Report on Form 20-F for 2005 as a result of a change in Chilean Central Bank’s calculation formula and methodology.

The Company estimates that the industry size for copper and brass products for 2006 decreased 18.8% compared with the previous year due mainly to higher copper prices and the effects of increased substitution.

In 2007, the copper industry experienced a smaller decrease in sales as compared to 2006, due to slower growth rate for substitute products over the previous years. This reduction in the Chilean market was offset by increased demand of bars and tubes used in the mining industry and in construction of new buildings.

Argentine PBS Market. The following chart shows the Company’s estimates of the Argentine pipe, bar and sheet industry as well as the country’s GDP growth rates for the years 2005 to 2007:

Year	Industry Size (in tons)	GDP Rate
2005	23,300	9.2%
2006	21,700	8.5%
2007	22,400	8.7%

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

In 2006, industry size decreased by 6.9%, compared with the previous year, explained by the market’s product substitution due to higher copper prices.

In 2007, industry size was similar to 2006, reflecting the continued effect of the market's use of product substitution offset by a great number of building constructions.

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

Market Share and Competition in the Chilean PBS Market. The following table sets forth the Company’s estimate of market share statistics for the Chilean pipe, bar and sheet industry for the past three years:

	2005 (1)	2006	2007
The Company	58%	54%	56%
Cembrass	26%	26%	25%
Conmetal	9%	10%	8%
EPC (ex Tecob)	3%	4%	6%
Offermanns	2%	0%	0%
Imports into Chile	4%	6%	5%

(1)  The Market Share statistics presented in this table differ from those presented in the Company’s Annual Report on Form 20-F for 2005 as a result of a change in the Company’s estimation methodology.

The Company is the largest local producer of pipes, bars and sheets in Chile, with an estimated market share of 56% in 2007. The Company believes that it is the leading producer in Chile of copper pipes, bars and sheets.

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

In 2006, due to a constant increase in the price of copper and product substitution by plastic pipes (mainly due to these higher prices), sales volumes decreased by 5.5%, however this effect was offset by higher product prices.

In 2007, the Company retained its leadership of the Chilean market and also increased its market share to 56% due to higher sales of bars for mining and tubes for construction; on the other hand, EPC increased its market share to 6% due to its increased participation in the copper tube segment.

Market Share and Competition in the Argentine PBS Market. The following table sets forth the Company’s estimate for market share statistics of pipe, bar and sheet products for the past three years:

	2005	2006	2007
Pajarbol-Cembrass	21%	23%	19%
Sotyl	13%	14%	17%
The Company	12%	10%	8%
Vaspia	7%	7%	7%
Quimetal	7%	6%	6%
Other Domestic	27%	25%	32%
Imports into Argentina	13%	15%	11%

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

In 2006, the Company’s market share decreased by 2% compared to the previous year, primarily as a result of a reduced volume in the copper and brass sheets markets where the Company lost relevant share. However, this negative effect was offset in part through the consolidation by the Company of its leadership position in the manufacturing and sales of pipes.

In 2007, the Company’s market share also decreased by 2% compared to the previous year, due to the Company's decision to discontinue sales of sheets and others products. Sales volume of sheets and bars decreased compared to 2006, the diminution of which was offset by increased sales of copper tubes.

Coins – Sales by Destination

Madeco sells the bulk of its coin products to countries outside Chile; export sales represented 83.7% of the total coin revenues for the year 2007. The following table shows Madeco’s annual net sales by destination for the years 2005, 2006 and 2007:

Coins Division – Revenues by Destination (in Ch$ million)
Year	Chile	Exports (1)	Coins Division
2005	1,130	5,777	6,907
2006	2,960	7,506	10,466
2007	1,595	8,162	9,757

Coins Division – Sales Volumes by Destination (in tons)
Year	Chile	Exports (1)	Coins Division
2005	9	1,557	1,566
2006	39	1,572	1,611
2007	66	1,255	1,321

(1) Exports for the Coins division consist of all sales to customers in any country other than Chile.

In 2006, the Company’s coins and coin blanks revenues increased by 51.5% compared with 2005, mainly due to an important supply contract bid won with the Chilean Mint.

In 2007, the Company's coins and coin blanks revenues decreased by 6.8% compared with 2006. This reduction is due to the Company winning fewer bids in the Chilean market during 2007, offset by an increase in sales with "no metal cost consideration" or "non metal containing" (customers give to the Company metal to be shaped, therefore metal received under these circumstances is not considerated as part of sale) compared with 2006.

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

The Company’s largest clients are central banks and coin mints. This business is dependent upon the replenishment of coin supplies by the respective country’s central bank and/or mints, making for purchase patterns that are infrequent in nature but high in terms of sales volume. The Company’s key customers in 2007 were Banco de Guatemala with 36% of total coin sales; the Central Bank of the Dominican Republic with 12% of total coin sales and the Real Mint House of Spain with 10% of total coin sales.

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

In 1996, Alusa S.A. entered the Peruvian packaging market, acquiring a 25.0% and 25.6% interest in Peruplast S.A. and Tech Pak S.A., respectively. Both companies are leaders in the Peruvian flexible packaging market.

During 2006, several structural changes were implemented in this business unit. To consolidate the development of the Argentinean subsidiary, Aluflex, a new CEO was hired and two sub-divisions were created. In addition, a new Sales & Marketing Manager and a Technical and Development Manager were hired by Alusa, as well as three new sub-divisions were added (Plant, Exports and Operations).

On March 1, 2007, the Company increased its share in Peruplast from 25.0% to 39.5% and in Tech Pak from 25.0% to 50.0%. Similarly, the Peruvian investor, Nexus Group, also increased its shareholdings in both companies. In July 2007, both the Company and Nexus increased their shareholdings in Peruplast to 50%. On October 1, 2007, both Peruplast and Tech Pak were merged under the name of Peruplast S.A.

The following table includes the names of the Company’s subsidiaries dedicated to the production, sales and distribution of flexible packaging products:

Country	Entity Name
Chile	Alusa S.A.
Argentina	Aluflex S.A.
Peru	Peruplast S.A.

Flexible Packaging - Summary of Sales

The following table presents the Company’s annual net sales generated by the Flexible Packaging business unit for the years 2005, 2006 and 2007:

Flexible Packaging Unit
Year	Revenues (in Ch$ million)	% Consolidated Revenues	Sales Volume (in tons)	% Consolidated Volume (1)
2005	48,422	12.1%	14,527	11.6%
2006	49,616	8.3%	15,649	11.5%
2007	89,000	13.9%	38,259	23.7%

(1) The percentages of consolidated volumes for 2005 differ from those presented in the Company’s Annual Report on Form 20-F for 2005 as a result of a change in the Company’s methodology.

In 2007, revenues increased by 79.4%, from Ch$49,616 million in 2006 to Ch$89,000 million in 2007, as a result of the incorporation of Peruplast (which merged in October 2007 with Tech Pak), whose sales amounted to Ch$42,529 million in 2007 (including inter-company sales).

The consolidated sales volume of the Flexible Packaging unit amounted to 38,259 tons in 2007. In 2007, total sales volume in Chile increased by 10.7% compared with 2006 (including exports from Chile), while those in Argentina declined by 1.7% compared to 2006 (including exports from Argentina). In Peru, sales volume was 21,636 tonnes in 2007 (including exports from Peru), or a 95.7% increase in tonnage sold by the unit as compared to 2006.

The Company mainly sells its flexible packaging products in the same markets where it maintains its operations. Additionally, Madeco exports flexible packaging products to various countries, both within Latin America and abroad; export sales represented 16.1% of the total unit’s revenues for the year 2007.

The following tables present the Company’s annual net sales generated by the Flexible Packaging business unit by destination for the years 2005, 2006 and 2007:

Flexible Packaging Unit - Revenues by Destination (in Ch$ million)
Year	Chile	Argentina	Peru	Exports (1)	Flexible Packaging Unit
2005	30,373	11,233	0	6,816	48,422
2006	29,012	12,335	0	8,270	49,617
2007	30,596	9,497	34,548	14,359	89,000

Flexible Packaging Unit – Sales Volumes by Destination (in tons)
Year	Chile	Argentina	Peru	Exports (1)	Flexible Packaging Unit
2005	8,581	3,828	0	2,118	14,527
2006	8,838	4,137	0	2,674	15,649
2007	9,621	3,586	18,893	6,159	38,259

(1) Exports of the Flexible Packaging unit consist of all sales to customers in any country other than Chile or Argentina.

The following table presents the Company’s Flexible Packaging business unit total revenues for the years 2005, 2006 and 2007, broken down by the subsidiary that generated the sale:

Flexible Packaging Unit – Revenues by Subsidiary (in Ch$ million)
Year	Alusa	Aluflex	Peruplast	Inter-company	Flexible Packaging Unit
2005	34,606	13,816	0	0	48,422
2006	33,476	16,866	0	(725)	49,617
2007	35,362	14,797	42,529	(3,688)	89,000

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

Country (1)	Location	Principal Products	ISO or AIB Certification (2)
Chile	Quilicura, Santiago	Flexographic, Rotogravure	9001: 1997, 2006
Argentina	San Luis	Flexographic, Rotogravure	9001: 1998, 2007
Peru	Lima	Flexographic, Rotogravure	AIB International Certificate.
Peru	Lima	Flexographic, Rotogravure	AIB International Certificate.

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

Graphic designing → extrusion of polyethylene → printing → laminating & layering (as required) → cutting (as required) → folding (as required) → packing

Flexible Packaging - Raw Materials

The principal raw materials used in the production of flexible packaging are plastics (i.e.: polypropylene, polyethylene, resin and polyester), paper, aluminum foil, ink, adhesives and solvents.

The principal polypropylene film suppliers for Alusa in Argentina, Chile and Peru are Sigdopack S.A., Polo/Quimatic S.A., Vitopel S.A. and OPP Films S.A.C. The main polyethylene resin suppliers in 2007 were Dow Chemical Company subsidiaries, PBB Polisur S.A., Petroquímica Dow S.A. and Dow Química Chilena, S.A. These three companies provided approximately 23.7% of the raw materials used by the Company in 2007. However, the Company can access other available sources when price and delivery terms are more favorable.

The Company obtains most of its aluminum film requirements from Aluar (Argentina) and Hydro Aluminum Deutschland GMBH (Germany). However, the Company can access other sources when price and delivery terms are more favorable.

Paper is purchased from suppliers in Chile, Brazil, Italy, Austria and Finland. The Company purchases its various adhesives from Henkel, Rhom & Hass and Coim. Dye is purchased from Sun Chemical Ink S.A., Flint Ink and Tintas Gráficas Vencedor S.A.

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

In Chile, the sales force includes one sales & marketing manager, one sub-manager of exports, one administrative employee and seven salesmen. Among the salesmen mentioned, five are responsible for local customers and two for exported products. Alusa also has a customer service department composed of seven customer service representatives.

In Argentina the sales department includes one sales & marketing manager, three sales executives, each responsible for a portfolio of customers, and three sales assistants.

In Peru, the sales force includes one sales & marketing manager, ten sales executives (four are responsible for local/foreign customers, while the remaining six are just for local clients) and three sales assistants. This subsidiary also has a customer service department composed of three representatives.

Additionally, in each country the Company has a team of technical advisors specialized in flexible packaging structures, which works closely with the Company's main customers in the development of new products, innovation of existing products and customization of requirements to match machine’s specifications of every client.

The Company has a representative office in Brazil, and agents in Mexico, Bolivia, Colombia, Venezuela, the United States and several countries in Central America

The Company’s Flexible Packaging unit has approximately 100 active customers in Chile, which include multinational companies, such as Nestlé, Unilever and Procter & Gamble, and local regional companies, such as Córpora and Carozzi. The Company also has approximately 30 clients in Argentina and more than 100 active customers in Peru, which include multinational companies, such as Unilever, Niza, Kimberly Clark, Procter & Gamble, Nestlé, Frito Lay, Kraft Foods and several local regional companies, such as Alicorp, Productos Tissue and Noel.

The Company’s largest customers in 2007 are in the food and hygiene industries. The Company’s largest customer accounted for 8.5% of the units’ total consolidated revenues in 2007. Given the unique tendencies that occur in Chile, Argentina and Peru in terms of demand levels among the various client sectors served by the Company’s Flexible Packaging business unit, information regarding sales by sector has been included on a country-by-country basis.

The following table presents Madeco’s sales breakdown by client grouping for each country for the years 2005, 2006 and 2007:

The Company’s Chilean Customer Groupings	% 2005 Revenues	% 2006 Revenues	% 2007 Revenues
Concentrated & dehydrated products	23%	28%	28%
Ketchup & tomato sauces	12%	13%	14%
Mayonnaise & mustard……………………….	2%	1%	1%
Condiments…………………………………...	4%	4%	4%
Biscuits, candies & snacks……………………	22%	16%	20%
Dairy products	12%	11%	10%
Pet food	4%	4%	5%
Cleaning & Personal Care	13%	13%	9%
Others	8%	10%	9%

The Company’s Argentine Customer Groupings(1)	% 2005 Revenues	% 2006 Revenues	% 2007 Revenues
Concentrated & dehydrated products	5%	5%	7%
Ketchup & tomato sauces	4%	9%	18%
Mayonnaise & mustard……………………….	30%	39%	40%
Condiments…………………………………...	0%	0%	0%
Biscuits, candies & snacks……………………	15%	11%	1%
Dairy products	0%	0%	0%
Pet food	32%	25%	23%
Cleaning & Personal Care	10%	10%	11%
Others	4%	1%	0%

The Company’s Peruvian Customer Groupings	% 2005 Revenues	% 2006 Revenues	% 2007 Revenues
Concentrated & dehydrated products	6%	7%	7%
Ketchup & tomato sauces	1%	2%	3%
Mayonnaise & mustard……………………….	4%	6%	8%
Condiments…………………………………...	0%	0%	1%
Biscuits, candies & snacks……………………	27%	20%	25%
Dairy products	25%	17%	11%
Pet food	0%	0%	1%
Cleaning & Personal Care	24%	35%	35%
Others	13%	13%	9%

(1) The Argentine Customer Groupings presented above differ from those presented in the Company’s Annual Report on Form 20-F for 2005, as a result of a change in the Company’s methodology.

In general, all of the Company’s Flexible Packaging unit’s customers can buy on credit. While a very small portion of the customers make cash payments for their purchase orders, the majority of sales (over 97% in 2007) were made under credit conditions.

Within the Flexible Packaging unit, the average payment period remained stable at approximately 97 days in 2007 (92(1) days in 2006). Uncollectible accounts as a percentage of total unit revenues amounted to 0.42% in 2006 and 0.22% in 2007.

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

(1) The average payment periods presented above differ from those presented in the Company’s Annual Report on Form 20-F for 2006, as a result of a change in the Company’s methodology.

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

Given the unique evolution of the flexible packaging industry within each country, information regarding the industry’s evolution over the period from 2005 through 2007 is included separately for Chile and Argentina.

Chilean Flexible Packaging Market. The following chart summarizes management’s estimates for the Chilean flexible packaging industry for the years 2005 through 2007:

Year	Industry Size (in tons)
2005	30,000
2006	31,200
2007	32,000

From 2005 to 2007, the size of Chilean flexible packaging industry increased due to the industry’s ability to provide the global market with high quality and innovative products, despite the decreasing client base that has plagued the industry, which is due, in large part, to mergers and acquisitions within the mass consumer market. Although demand has been effectively concentrated in the hands of a few key players, the Chilean industry has, in many cases, been able to maintain its market share or, in some cases, even increase it.

Argentine Flexible Packaging Market. The following chart summarizes management’s estimates for the Argentine flexible packaging industry for the years 2005, 2006 and 2007:

Year	Industry Size (1) (in tons)
2005	88,212
2006	97,033
2007	99,000

(1) The industry sizes for Argentina presented above differ from those presented in the Company’s Annual Report on Form 20-F for 2005 due to updated figures.

During 2006, the Argentine economy grew by 8.5%. This growth was attributable to a continuous increase in exports of 15.4% in 2006 compared to 2005. In addition, during 2006, the growth of the Argentine economy was complemented by an increase in internal consumption.

In 2007, local consumption continued stimulating the economic growth of the country, and with it, the flexible packaging market; furthermore, the Argentine economy grew by 8.7%.

Peruvian Flexible Packaging Market. The following chart summarizes management’s estimates for the Peruvian flexible packaging industry for the years 2005, 2006 and 2007:

Year	Industry Size (in tons)
2005	30,107
2006	31,692
2007	32,970

From 2006 to 2007, the size of the Peruvian flexible packaging industry increased due to a significant improvement in packaging quality aimed at the food and hygiene industries. At the same time, there was an increase in the industry’s economic activity due to the continued increase in exports of 17% in 2007 compared to 2006. In addition, projected growth rates for the next few years indicate that these industries (food and hygiene) will also increase. Therefore, the Peruvian flexible packaging industry may provide the Company with potential growth opportunities in the short term.

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

	2005	2006	2007
Edelpa	35%	31%	30%
The Company	28%	29%	30%
Others	37%	40%	40%

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

Market Share and Competitors in the Argentine Flexible Packaging Market. The following table sets forth the Company’s estimate of the market share in the Argentine flexible packaging industry for the past three years:

	2005	2006	2007
Converflex	16%	16%	12%
Celomat	10%	10%	7%
The Company(1)	5%	6%	6%
Others	67%	68%	75%

(1) The Company’s market shares presented above differ from those presented in the Company’s Annual Report on Form 20-F for 2005, due to updated figures.

The flexible packaging industry in Argentina shows high levels of fragmentation. In 2007, the three main competitors have 24% of the market share. The low concentration level of the industry and the successful implementation of Aluflex’s growth strategy, have allowed the Company to position itself as one of the three main competitors within the Argentine industry with a market share of 7.0% in 2007.

In 2007, the Company’s main competitors, Converflex (a subsidiary of Arcor) and Celomat, each experienced a decrease in market shares of four and five percentage points, respectively, compared to the prior year.

The main competitors of Aluflex, other than Converflex, are Alvher (a subsidiary of Edelpa), Celomat (Fleximat), Zaniello and Bolsapel. These companies concentrate their sales among multinational clients in high value added segments. These companies are also certified by ISO-9001. The remaining market share is distributed among more than 90 companies.

Market Share and Competitors in the Peruvian Flexible Packaging Market. The following table sets forth the Company’s market share estimate of the two most relevant participants in the flexible packaging market in Peru during the past three years:

	2005	2006	2007
The Company	60%	60%	59%
Envases Múltiples	15%	15%	17%
Resinplast	14%	14%	15%
Others	11%	11%	9%

The Company’s main competitors are Envases Múltiples and Resinplast. These companies concentrate their sales among multinational and local/regional clients. Nevertheless, these competitors only use the flexographic printing technique, while the Company uses the rotogravure and flexographic printing techniques. Peruplast has been able to maintain its leadership in the Peruvian market during the last three years due to superior production technology, as well as, its capacity to maintain its major clients.

In 2007, the Company’s main competitors (Envases Múltiples and Resinplast) increased their market share to 17% and 15%, respectively, due to use of a low-price strategy.

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

The Company commenced its curtain wall installation business in 1991. This business entailed the engineering, fabrication and installation of curtain walls in non residential construction. During 2002, Madeco made a strategic decision to concentrate solely on the production of aluminum profiles and to exit the curtain wall business. The Company sold its curtain wall operating assets in Chile, valued at approximately Ch$862 million (historic value, approximately US$1.2 million), which primarily included product inventories, receivables, machinery and equipment, plus the Ingewall brand. This sale also included the transfer of accounts payable, and other liabilities. The net transaction price amounted to approximately Ch$431 million (historic value, approximately US$0.6 million). During the first quarter of 2003, the Company also sold its Argentine subsidiary, Ingewall Argentina S.A.

In 2006, the Board made a strategic decision aimed at expanding the Company’s product portfolio to incorporate a new subsidiary dedicated to the manufacture and marketing of PVC door and window systems. The project was completed in 2007, and its subsidiary, PVTEC S.A., was created. In January 2008, the Company began the production and marketing of its PVC door and window systems through this subsidiary.

The following table includes the names of the Company’s subsidiaries engaged in the Aluminum and PVC Profile business:

Country	Entity Name	Division
Chile	Indalum S.A. Alumco S.A. PVTEC S.A.	Aluminum Profiles – production and marketing Aluminum Profiles and accessories – distribution PVC Profiles – production and marketing

The following table shows the Company’s annual revenues generated by the Aluminum unit for the years 2005, 2006 and 2007:

Aluminum Profiles Unit
Year	Revenues (in Ch$ million)	% Consolidated Revenues	Total Volume (in tons)	% Consolidated Volume
2005	32,193	8.0%	10,819	8.6%
2006	35,804	6.0%	12,262	9.0%
2007	35,131	5.5%	10,354	6.4%

(1) The percentages of consolidated volumes for 2005 differ from those presented in the Company’s Annual Report on Form 20-F for 2005 as a result of a change in the Company’s methodology.

In 2006, revenues increased 11.2% compared to the previous year due to the positive effect of the volume increase in spite of the higher penetration of imported products.

In 2007, revenues decreased by 1.9% compared to the previous year as a result of the negative effect of the decrease in sales volume, due to the continued penetration of low priced imports into the Chilean market.

The following tables present the Company’s annual net sales generated by the Aluminum Profiles business unit by destination for the years 2005, 2006 and 2007:

Aluminum Unit - Revenues by Destination (in Ch$ million)
Year	Chile	Exports (1)	Aluminum Unit
2005	30,429	1,764	32,193
2006	34,810	994	35,804
2007	34,216	915	35,131

Aluminum Unit - Sales Volume by Destination (in tons)
Year	Chile	Exports (1)	Aluminum Unit
2005	10,345	474	10,819
2006	11,778	484	12,262
2007	9,965	389	10,354

(1) Exports for the Aluminum Unit consist of all sales to customers in any country other than Chile.

The following table shows the Company’s total revenues generated by the Aluminum unit for the years 2005, 2006 and 2007, broken down by business division:

Year	Indalum	Aluminum Unit
2005	32,193	32,193
2006	35,804	35,804
2007	35,131	35,131

The table presented above differs from those presented in the previous Company’s Annual Report on Form 20-F due to Ingewall subsidiary was omitted (subsidiary sold in 2002).

Aluminum Profiles - Production

Indalum owns a modern aluminum profile extrusion plant located in San Bernardo, in the outskirts of Santiago. Indalum is technologically up to date both in terms of the manufacturing processes and product and system designs. In 1998, the Company was certified under ISO 9002 and re-certified under ISO 9001-2000 in 2007.

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

Billet → preheating → extruding → cutting → packing

Anodized profiles are used in the construction sector. Anodization is a chemical treatment and electrochemical coloration process which protects aluminum against corrosion. The following diagram depicts the production process for anodized profiles:

Billet → preheating → extruding → cutting → polishing → anodizing → stabilizing → packing

Painted profiles are also used in the construction sector. Painted profiles are offered in a wide variety of colors but are limited in their application to those uses where there is less exposure to corrosion. The following diagram depicts the production process for painted profiles:

Billet → preheating → extruding → cutting → removing grease and chroming → painting → heating → packing

PVC Profiles - Production

The Company owns a modern PVC profile extrusion plant located on the same site as Indalum’s production plant in San Bernardo. PVTEC is technologically up to date both in terms of the manufacturing processes and the product and system designs.

Production of PVC profiles begins from a dry blend compound, which is a mixture of polyvinyl chloride resin with calcium carbonate, titanium oxide and a stabilizer compound. The dry blend is first heated and then extruded. The extrusion process entails using high pressure to force the heated dry blend through a stainless steel dye in order to form elongated profiles, in customized shapes. After extrusion, the profiles are cut according to specifications and foiled if needed.

The following diagram shows the production process:

Raw materials → mixture → preheating → extruding → cutting → packing

Foiling or lamination is a mechanical process in which a special foil available in different colors and designs is used for decoration, in addition to UV protection.

The following diagram depicts the production process for foiled profiles:

Profile → cleaning → primer → preheating → adhesive → foil application → cutting → packing

Aluminum - Raw Materials

Aluminum is the principal raw material used in the production of aluminum profiles and represents more than 65.2% of the total production profile cost. The Company obtains most of its aluminum requirements from Aluar, located in Argentina.

Other raw materials used for aluminum profiles production include paint and chemical products. For the procurement of anodization chemical products, the Company establishes annual purchase agreements with four main suppliers, Brenntang Chile Comercial e Industrial, Chemal Katschmareck - GMBH (Germany), Química del Sur y Cía. Ltda. (Chile) and Solimpex S.A. (Chile).

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

Aluminum Profiles – Summary of Sales

The following table shows the Company’s annual net sales from its Aluminum Profiles business unit for the years 2005, 2006 and 2007:

Year	Aluminum Profiles Revenues (in Ch$ million)	Aluminum Profiles Sales Volumes (in tons)
2005	32,193	10,819
2006	35,804	12,262
2007	35,131	10,354

In 2006, the Company’s net sales increased by 11.2% compared to the previous year. This increase was due to a 13.3% increase in sales volume, supported by an overall industry increase of 19.5%.

In 2007, the Company’s net sales decreased 1.9% compared to the previous year, due to a reduction in sales volume of approximately 15.6% and higher raw material costs, partially offset by higher average sale prices for aluminum profiles.

Aluminum Profiles – Marketing, Sales and Distribution

The Company devotes substantial efforts toward developing strong long-term relationships with each of its major customers. Indalum has approximately 50 active aluminum profile customers, five of which are its national distributors. The profile sales system suffered an important change at the end of 2007. The Company decided to implement direct distribution through Alumco. This subsidiary has a national net of about 100 window and door fabricators certified by the Company, to fabricate and install its branded systems. Furthermore, the Company sells directly to durable good manufacturers as well as to large end-user clients engaged in the curtain wall business and in window and patio door fabrication.

Alumco is the Company’s largest distributor. Alumco has 13 sales representatives servicing approximately 1,500 active clients. The other major distributor is Distribuidora Arquetipo Ltda. The Company also sells profiles to ten large accounts which participate in the curtain wall industry as well as in window and patio door production.

At the end of 2007, Alumco opened three commercial offices in Iquique, Santiago and Concepción.

The following chart shows the Company’s sales breakdown by channel for the years 2005, 2006 and 2007:

The Company’s Sales Channels	% 2005 Revenues	% 2006 Revenues	% 2007 Revenues
Retail	21%	24%	32%
Independent distributors	45%	45%	34%
Construction companies and durable goods manufacturers	31%	28%	31%
Exports and others	3%	3%	3%

Selling efforts are primarily focused on the Chilean market. Exports represent a small percentage of the Company’s aluminum profiles sales.

The Company sells its aluminum profiles in either cash or deferred payment. Cash payments have a price discount. Payment terms offered by the Company range between 30 to 90 days; the exact period depends on each client, and is related to its financial standing and credit history. The average payment period increased from 47 days in 2006 to 52 days in 2007 (these figures do not include non-operating activity nor related party receivables). The Company’s uncollectible accounts as a percentage of net sales increased from 2.3% in 2006 to 3.2% in 2007.

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

During 2006, the Company maintained its business strategy, emphasizing product diversification to meet market needs, as well as face competition. The Superba Legno brand was introduced and the Xelentia system was complemented by the Plexa system, an economical solution for the medium to low income segments. By the end of the year, a new system had been developed, the Inova system, which was especially designed to compete in the low income segment of the market.

Beginning in 2007, the Inova system was implemented, especially designed to compete in the Chilean market in order to sell more windows and door systems. This new strategy will require closer team work with the Company’s supply chain.

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

There are no formal third-party research estimates on industry sales volume, and the Company bases its estimates on import and export reports and the Company’s own sales data, see “Presentation of Information”. The following chart shows the Company’s estimates for the Chilean aluminum profiles market industry and statistics for construction starts for the years 2005, 2006 and 2007:

Year	Industry Size (in tons)	Construction Starts Index (Dec 1996 = 100)
2005(1)	14,900	105.7
2006	17,800	114.0
2007	17,300	101.4

 (1) The Construction Starts Index of 2005 presented in this table differs from those presented in the Company’s Annual Report on Form 20-F for 2005 as a result of updated figures made by the “Camara Chilena de la Construcción” (Chilean Chamber of Construction).

The sales volumes of the Company are closely related to the economy as a whole, as well as growth in the residential sector. In 2007, GDP in Chile expanded 5.1% while the overall construction sector (including infrastructure) expanded 8.3%, with a 4% growth on the residential sector.

Aluminum Profiles – Market Share and Description of Competition

Being the only local producer of aluminum profiles in Chile enables the Company to supply profile products more efficiently than its foreign competitors. The Company has been able to consolidate its relationship with distributors by using a stock consignment system. In addition, the Company’s IBS commercial concept previously outlined continues to offer superior service and technical assistance to clients.

There are no formal third-party research estimates on market share, and the Company bases its estimates on import and export reports and the Company’s own sales data, see “Presentation of Information”. The following table shows the Company’s estimate for market share of aluminum profiles products for the past three years:

	2005	2006	2007
The Company	69%	67%	60%
Alcoa	16%	13%	10%
Other Imports	15%	20%	30%

The table presented above differs from those presented in the previous Company’s Annual Report on Form 20-Ffor 2005 due to a change in the classification of the Company’s competitors (excluding those competitors who do not participate directly in the same products as the Company and including imported Chinese products).

From 1998 until 2004, the Company’s principal competitor was the Brazilian aluminum profiles manufacturer, Alcoa. Although the Company lost some distributors and market share in 1999 due to Alcoa’s aggressiveness, the Company successfully recovered most of its distributors and market share, through the implementation of a consistent commercial strategy from 2001 to 2005. During 2006 and 2007, the main competitors have been imports from China due to their low prices. This competition has impacted the Company’s market share between 2005 and 2007 reducing its share by nine percentage points. During 2007, Chinese imports also decreased Alcoa’s share by 5 percentage points, compared with 2005.

At the end of 2007, Alumco began importing aluminum profiles from China, as a competitive strategy against Chinese imports. This strategy will be strengthened by increasing Alumco’s presence throughout the country and selling directly to end product customers.

Government Regulations

The Company is subject to the full range of government regulations and supervision generally applicable to companies engaged in business in Chile and other countries, including labor laws, social security laws, public health laws, consumer protection laws, environmental laws, securities laws and anti-trust laws. These include regulations to ensure sanitary and safe conditions in manufacturing plants.

There are currently no legal or administrative proceedings pending against the Company with respect to any regulatory matter, and the Company believes that it is in compliance in all material respects with all applicable statutory and administrative regulations with respect to its business.

Organizational Structure

The following diagram shows Madeco’s shareholders as well as its principal subsidiaries as of December 31, 2007:

ADRs (3.8%)	Quiñenco (1) (45.2%)	AFP (22.2%)	Others (28.8%)

Wire & Cable	Brass Mills	Flexible Packaging	Aluminum Profiles
Madeco Chile (100.00%)		Alusa (75.96%)	Indalum (99.16%)
Indelqui (100.00%)	Decker-Indelqui (99.85%)	Aluflex (75.96%)
Ficap (100.00%)	Armat (100.00%)	Peruplast (37.98%)
Indeco (93.97%)
Cedsa (80.00%)
Optel (99.99%)

(1) The controlling shareholder of Madeco S.A. is the open stock corporation Quiñenco S.A..See “Item 7. Major Shareholders and Related Party Transactions - Major Shareholders”.

Madeco’s majority shareholder is Quiñenco S.A., which, through its direct and indirect interests in the Company, beneficially owns an aggregate of 45.2% of the outstanding shares (2,557,255,382 shares) of common stock as of December 31, 2007.

Quiñenco S.A. is a Chilean holding company engaged in multiple businesses in Chile, Brazil, Argentina, Peru and Colombia. Through its operating subsidiaries, Quiñenco is currently involved in the following industries: manufacturing, financial services, telecom and food and beverages.

The following table lists all of the Company’s subsidiaries and affiliates as of December 31, 2007:

Business Unit	Name	Country of residence	Proportion of ownership interest	Proportion of voting power held
Wire & Cable	Soinmad S.A.	Chile	100.00%	100.00%
Wire & Cable	Cotelsa S.A.	Chile	100.00%	100.00%
Wire & Cable	Colada Continua Chilena S.A.	Chile	41.00%	41.00%
Wire & Cable	Ficap S.A.	Brazil	100.00%	100.00%
Wire & Cable	Optel Ltda.(1)	Brazil	100.00%	100.00%
Wire & Cable	Madeco Brasil Ltda.	Brazil	100.00%	100.00%
Wire & Cable	Indeco S.A.	Peru	93.97%	100.00%
Wire & Cable	Cobrecon S.A.	Peru	31.32%	31.32%
Wire & Cable	Cedsa S.A.	Colombia	80.00%	80.00%
Wire & Cable	Metalurgica e Industrial S.A.	Argentina	100.00%	100.00%
Wire & Cable	Metacab S.A.	Argentina	99.85%	99.85%
Wire & Cable	H.B. San Luis S.A.	Argentina	99.85%	99.85%
Wire & Cable	Comercial Madeco S.A.	Argentina	100.00%	100.00%
Wire & Cable	Optel Argentina S.A.	Argentina	99.99%	99.99%
Wire & Cable	Indelqui S.A.	Argentina	100.00%	100.00%
Wire & Cable	Madeco Overseas S.A.	Cayman Islands	100.00%	100.00%
Wire & Cable	Invercable S.A.	Chile	100.00%	100.00%
Wire & Cable	Madeco Cables S.A.	Chile	100.00%	100.00%
Wire & Cable	Metal Overseas S.A.	Cayman Islands	100.00%	100.00%
Wire & Cable	Madeco S.A. Agencia Islas Caiman	Cayman Islands	100.00%	100.00%
Brass Mills	Armat S.A.	Chile	100.00%	100.00%
Brass Mills	Decker Indelqui S.A.	Argentina	99.85%	99.85%
Brass Mills	Madeco Brass Mills S.A.	Chile	100.00%	100.00%
Flexible Packaging	Alusa S.A.	Chile	75.96%	75.96%
Flexible Packaging	Alufoil S.A.(2)	Chile	75.96%	75.96%
Flexible Packaging	Inversiones Alusa S.A.	Chile	75.96%	75.96%
Flexible Packaging	Peruplast S.A.(3)	Peru	37.98%	37.98%
Flexible Packaging	Aluflex S.A.	Argentina	75.96%	75.96%
Flexible Packaging	Alusa Overseas	Cayman Islands	75.96%	75.96%
Aluminum Profiles	Indalum S.A.	Chile	99.16%	99.16%
Aluminum Profiles	Alumco S.A.	Chile	99.16%	99.16%
Aluminum Profiles	Inversiones Alumco S.A.	Chile	99.16%	99.16%
Aluminum Profiles	Ingewall S.A. (4)	Chile	99.16%	99.16%
Aluminum Profiles	PVTEC S.A.	Chile	99.16%	99.16%

(1) On March 31, 2005, the Company purchased Corning’s 50% interest in Optel Ltda.
(2) Alusa sold certain of Alufoil’s assets, including the trademark, related to its mass consumer products to Cambiaso Hermanos S.A. in November 2004.
(3) In 2007, Madeco increased its ownership interests in Peruplast to 37.98%.(or an increase of 50%  in the ownership of its subsidiary Alusa S.A.).
(4) At the beginning of 2002, as a consequence of the strategic decision to focus solely on the fabrication of aluminum profiles, the Company exited the curtain wall business segment. Ingewall Uruguay S.A. was sold on May 23, 2007.

Property, Plant and Equipment

The map of South America below depicts the Company’s plants by location and type of product manufactured:

The following chart depicts the location of each of the Company’s production facilities within each business unit:

Country	Metallic Cables	Optical Fiber Cables	Brass Mills	Flexible Packaging	Profiles
Chile	X	---	X	X	X
Argentina	X	X	X	X	---
Brazil	X	---	---	---	---
Peru	X	---	---	X	---
Colombia	X	---	---	---	---

The Company’s headquarters are located in Santiago, Chile at Ureta Cox 930. The corporate office building contains approximately 3,524 square meters of office space. The Company, as of December 2007, owns plants warehouses and office space in Chile, Argentina, Brazil, Peru and Colombia, occupying approximately 438,641 square meters. Total production capacity for its Wire & Cable division, Optical Fiber division, Brass Mills unit, Flexible Packaging unit and Aluminum Profiles unit, including the production capacity of idle plants, amounts to 120,840 tons (excluding copper sulfates’ capacity), 400,000 km, 161,820 tons (including foundries’ capacity), 37,200 tons and 16,550 tons, respectively.

The following table sets forth information concerning the production facilities of the Company as of December 31, 2007. All listed facilities are either owned or leased and operated by the Company:

Production Facility	Principal Use/Products	Size of Building (M2)	Installed Production Capacity (tons/year)	2006 Average Capacity Utilization (1)
Wire & Cable
San Miguel, Santiago, Chile	Copper cable	27,650	14,640	61%
Rio de Janeiro, Brazil	Copper cable	58,000	17,400	74%
Sao Paulo, Brazil	Copper cable	26,500	34,200	69%
Lima, Peru	Copper / aluminum cable	49,150	16,800	81%
Lima, Peru	Copper sulfates	770	1,832	42%
Llavallol, B.A., Argentina (3)	Copper / aluminum cable	18,162	2,400	126%
Quilmes, B.A., Argentina (3)	Copper / aluminum cable	39,850	4,800	128%
Bucaramanga, Colombia	Copper / aluminum cable	6,032	5,400	74%
Lo Espejo, Santiago, Chile	Copper rod	1,050	12,000	54%
Sao Paulo, Brazil	Aluminium Rod	1,800	13,200	85%
Buenos Aires, Argentina (km.) (2) (4)	Optical fiber cable	4,400	400,000	33%

Brass Mills
San Miguel, Santiago, Chile	Pipes, bars and sheets	32,400	36,900	66%
Lo Espejo, Santiago, Chile	Foundry	20,450	78,900	54%
Quilpue, Chile	Coin blanks and sheets	12,100	8,400	60%
Llavallol, B.A., Argentina (3)	Copper sheets	30,112	10,120	0%
Llavallol, B.A., Argentina (3)	Foundry	1,775	22,000	5%
Barracas, B.A., Argentina (3)	Copper pipes	15,800	5,500	27%

Flexible Packaging
Santiago, Chile	Flexible packaging	19,430	13,200	87%
San Luis, Argentina	Flexible packaging	10,800	7,500	78%
Lima, Peru	Flexible packaging	41,110	16,500	89%

Aluminum Profiles
Santiago, Chile	Aluminum profiles	21,300	16,550	65%

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

Until the acquisition of Cedsa and its capital increase (see “Item 4. Information on the Company – History and Development of the Company — History”), and the Company’s investment to produce PVC profiles (see “Item 5. Operating and Financial Review and Prospects — Capital Expenditures”) the Company had no material plan to expand the capacity of its plants.

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

As discussed below, the Consolidated Financial Statements have been prepared in accordance with Chilean GAAP, which differs in certain important respects from U.S. GAAP. Note 32 to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company’s results, and a reconciliation to U.S. GAAP of shareholders’ equity and net income (loss) for the years ended December 31, 2005, 2006 and 2007. In accordance with Chilean GAAP, financial data included in the Company’s Consolidated Financial Statements have been restated in constant Chilean pesos as of December 31, 2007. See Note 2 to the Consolidated Financial Statements.

The Company’s principal operating segment and its largest business unit is its Wire & Cable business, with production facilities in Chile, Brazil, Peru, Argentina and Colombia. Madeco is a leading Latin American manufacturer of wire and cable products, designed to meet client needs in the energy, mining, construction, telecom and industrial sectors. The Company’s second operating segment is its Brass Mills unit, which manufactures pipes, bars and sheets from copper, brass, aluminum and related alloys. Additionally, the Brass Mills unit manufactures coin blanks and minted coins from alloys comprising copper, nickel, aluminum and zinc. While the Company’s Brass Mills facilities are located in Chile and Argentina, a significant portion of the Brass Mills unit’s revenues are generated from export sales. The Company’s third operating segment, Flexible Packaging, manufactures printed flexible packaging for use in the packaging of mass consumer products. The Company has flexible packaging facilities in Chile, Argentina and Peru. Finally, the Company is a leading Chilean manufacturer of aluminum profiles used in residential, non residential construction and in the fabrication of industrial durable goods. See “Item 4. Information on the Company — Business Overview”.

The Company’s lines of business and results of operations are, to a large extent, dependent on the overall level of economic activity and growth in Chile, Brazil, Peru, Argentina and Colombia. The Company depends specifically on sectors which buy products from its Wire & Cable, Brass Mills, Flexible Packaging and Aluminum Profiles businesses, as well as on levels of economic activity in the Company’s principal export markets.

Economic Overview

Economic and market conditions in other emerging market countries, especially those in Latin America, influence companies with significant operations in Chile and the other countries where the Company has facilities.

Chile: Chile has a market-oriented economy characterized by a high level of foreign trade, strong financial institutions and sound economic policy that have given it the strongest sovereign bond rating in South America. The Chilean economy grew by 5.1% in 2007, as compared to 4.0% in 2006; nevertheless, falling short of projections made earlier in the year by both the Central Bank and a consensus of private analysts. This higher growth is explained by the considerable dynamism of most components of domestic demand, led by an increase in investment of around 12%, as compared to 2006. This performance was complemented by a persistent increase in exports, due to high global demand for major export goods (copper, molybdenum, cellulose, methanol and salmon). Unemployment has exhibited a downward trend over the past two years, dropping to 7.8% and 7.0% at the end of 2006 and 2007, respectively. In spite of these favorable macroeconomics conditions, during 2007 the Chilean economy observed high rate of inflation, explained by increased prices of food, oil and energy, reaching a rate of 7.4% compared to 2.1% in 2006. In 2008, economic growth is expected to increase to approximately 4.5% based partly on local demand and high level of exports offset by high energy costs and unfavorable worldwide economics conditions.

 Brazil: A floating exchange rate, an inflation-targeting regime, and a tight fiscal policy are the three main components of the Brazilian economic program. From 2003 to 2007, Brazil ran record trade surpluses and recorded its first current account surpluses since 1992. According to estimates, in 2007 Brazil's economy grew by 5.3% (3.7% in 2006) as a result of the favorable performance of economic variables such as the annual inflation rate, which ranked below the target of 4.5%; exports of goods, whose expansion was reflected in positive trade surplus and higher international reserves (which rose by nearly US$80,000 million). From a fiscal point of view, primary surplus remained in line with its target (3.8% of GDP), which was positively influenced by a record level of tax revenues and improved working conditions, including a decrease in the unemployment rate (from an average of 10% to 9.4% in 2007) and an increase in real income (an average of 3.4%). Market projections indicate that for 2008, the growth rate will be slightly lower.

 Peru: With an expansion of 7.5% in 2007, Peru's economy showed, for the fourth consecutive year, an economic growth rate above 5%. Domestic demand and exports of natural gas, minerals and agriculture products, were the main drivers of its high growth rate. In 2007, the rate ofinflation remained low, compared to other Latinamerican countries, but higher than in 2006 due to higher international prices for oil and imported products In addition, the inflation rate reached 3.9%, wich was over the Peruvian's Central Bank goal of 3.0%. In 2008, it is expected that the decrease in the pace of the global economy could lead to a fall in Peru's trade, but domestic demand is expected remain strong, producing only moderate economic growth of aproximately a 6.5%.

Argentina: In 2007, the Argentine economy grew by 8.7% experiencing robust growth for the fifth consecutive year and surpassing the level of activity reached in 1998 prior to the recession, due to robust domestic demand, increased private investment and Governmental expenditures. The urban poverty rate dropped to 26.9% (down from 48% observed in 2003, but still above the level existing prior to the recession), agricultural and manufacturing outputs accounted for 10% and 35% of GDP, respectively, during 2007. GDP growth for 2008 is estimated at 6.5%, which lower when compared to 2007, which is mostly due to a lack of large scale projects in the energy sector that are expected to limit the supply of electricity and natural gas.

Colombia: Having experienced an average growth of 5.1% between 2002 and 2006, continued internal demand is expected to help aadvance the Colombian economy to a 6.5% percent growth rate in 2007. Fixed investment, which averaged 19% annual growth between 2003 and 2006, has been a significant factor behind the positive economic expansion. In 2006 alone, fixed investment grew 27% in real terms. Steady increases in capital expenditures over the last four years have raised the investment to GDP ratio to 25%, setting the stage for the five percent annual growth expected over the next three years. Colombia's economy has experienced positive growth over the past three years despite a serious armed conflict. The economy continues to improve in part because of austere government budgets, focused efforts to reduce public debt levels, an export-oriented growth strategy, an improved security situation in the country, and high commodity prices. Ongoing economic problems facing President Uribe range from reforming the pension system to reducing high unemployment, and to achieving congressional passage of a fiscal transfers reform. New exploration is needed to offset declining oil production. International and domestic financial analysts note with concern the growing central government deficit, which hovers at 5% of GDP. However, the government's economic policy and democratic security strategy have engendered a growing sense of confidence in the economy, particularly within the business sector.

While cyclical downturns in the Chilean or regional economy have an adverse effect on the Company’s business and results of operations, reduced domestic and regional sales can be partially offset by increases in exports outside the region, particularly with respect to the Company’s brass mills products, which meet international standard specifications and can be produced and sold competitively in international markets. There can be no assurance, however, that profits on any export sales would fully offset lost profits resulting from reductions in domestic or regional sales. Export sales for each business unit consist of all sales made to customers in countries other than those countries where the Company maintains operations for that respective business unit. In 2007, 22.4% of the Company’s consolidated revenues were attributable to exports.

Fluctuations in LME Metal Prices and Exchange Rates between Currencies

The Company’s revenues fluctuate as a result of the appreciation or depreciation of the Chilean peso versus the U.S. dollar since substantially all of the Company’s sales—whether for local or export markets—are linked to the London Metal Exchange (LME) price of copper, which is denominated in U.S. dollars and has historically fluctuated widely. In addition, the Company’s export sales are generally invoiced in U.S. dollars. In order to reduce the effects of fluctuations in the price of copper and aluminum on its results of operations, the Company’s pricing policy is to sell its copper and aluminum products based on the quantity of metal contained in the product valued at the prices of the London Metal Exchange with a cost-plus. Generally, the Company has been able to increase its selling prices in response to increases in costs of copper and/or aluminum. There can be no assurance, however, that the Company will be able to recover increases in the cost of copper and/or aluminum in the future. Fluctuations in the market price of aluminum have become more important for the Company, during the recent years, due to the recent higher aluminum sales volume.

To hedge part of its risk of exposure to copper price fluctuations, in 2007, the Company entered into derivatives contracts of this underlying asset, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Commodity Price Risk”.

The Company’s Summary of Operations

The following table provides certain information relating to the Company’s results of operations in millions of Chilean pesos and as a percentage of net sales for the periods indicated:

Year ended December 31,
(in Ch$ million as of Dec. 31, 2007, except percentages)
	2005		2006		2007
Net Sales	400,777	100.0%	600,517	100.0%	639,011	100.0%
Cost of Goods Sold	(343,822)	-85.8%	(514,413)	-85.7%	(564,099)	-88.3%
Gross Income	56,955	14.2%	86,105	14.3%	74,912	11.7%
SG&A Expenses	(26,427)	-6.6%	(30,508)	-5.1%	(34,797)	-5.4%
Operating Income	30,528	7.6%	55,597	9.3%	40,115	6.3%
Non-Operating Income	3,736	0.9%	2,588	0.4%	3,122	0.5%
Non-Operating Expenses	(15,677)	-3.9%	(17,166)	-2.9%	(16,487)	-2.6%
Price-Level Restatement (1)	(3,018)	-0.8%	(1,366)	-0.2%	(2,796)	-0.4%
Net Non-Operating Results	(14,959)	-3.7%	(15,945)	-2.7%	(16,160)	-2.5%
Income Taxes	(1,608)	-0.4%	(5,590)	-0.9%	(1,076)	-0.2%
Minority Interest	(808)	-0.2%	(1,652)	-0.3%	(3,308)	-0.5%
Amortization of Negative Goodwill	21	0.0%	28	0.0%	89	0.0%
Net Income	13,174	3.3%	32,439	5.4%	19,660	3.1%

(1) Includes the effect of foreign exchange differences gains (losses).

The following tables set forth, for each of the periods indicated, the sales volumes, net sales and operating income of each of the Company’s business units, as well as the percentage of the Company’s total consolidated sales volume, revenues and operating income, respectively:

Sales Volumes
(in tons, except percentages)
	2005(2)		2006		2007
Wire & Cable(1)	70,581	56.3%	80,747	59.1%	90,924	56.3%
Brass Mills	29,513	23.5%	28,011	20.5%	21,831	13.5%
Flexible Packaging	14,527	11.6%	15,649	11.5%	38,259	23.7%
Aluminum Profiles	10,819	8.6%	12,262	9.0%	10,354	6.4%
Total	125,440	100.0%	136,669	100.0%	158,369	100.0%

(1) Total sales volumes presented in tons include the conversion of optical fiber sales volumes using the conversion rate of 1 ton = 44 km.
(2) The sales volume in Wire & Cable for 2005 differs from those presented in the Company’s Annual Report on Form 20-F for 2005 as a result of a change in the Company’s methodology.

Year ended December 31,
(in Ch$ million as of Dec. 31, 2007, except percentages)
	2005		2006		2007
Net Sales
Wire & Cable	232,538	58.0%	386,883	64.4%	411,849	64.5%
Brass Mills	87,623	21.9%	128,214	21.4%	103,031	16.1%
Flexible Packaging	48,422	12.1%	49,616	8.3%	89,000	13.9%
Aluminum Profiles	32,193	8.0%	35,804	6.0%	35,131	5.5%
Total	400,777	100.0%	600,517	100.0%	639,011	100.0%

Operating Income (Loss)
Wire & Cable	21,263	69.6%	36,844	66.3%	30,542	76.1%
Brass Mills	2,219	7.3%	10,514	18.9%	(1,361)	-3.4%
Flexible Packaging	3,756	12.3%	5,154	9.3%	8,783	21.9%
Aluminum Profiles	3,290	10.8%	3,085	5.5%	2,151	5.4%
Total	30,528	100.0%	55,597	100.0%	40,115	100.0%

2007 versus 2006

Consolidated financial results as of December 31, 2007, increased by 6.4% over 2006, reaching Ch$639,011 million. The increase in sales is due to the contribution from the Company’s acquisitions made in 2007 (Cedsa, Peruplast and Tech Pak) and an increase in sales of cable subsidiaries in Brazil, Peru and Argentina, partially offset by a reduction in sales of the Brass Mills unit.

Consolidated sales volume rose by 17.1% in 2007 compared to the prior year. The Flexible Packaging unit increased its sales by 144.5%, largely due to the contribution made by the acquisitions and subsequent consolidation in Peru. Second was the Cables unit which increased its sales by 10.8%, mainly due to improved performances by its subsidiaries in Brazil, Peru and Argentina, and also the contribution of the operation in Colombia acquired in 2007. The Aluminum Profiles and Brass Mills units obtained reductions in their tonnage sold of 15.6% and 22.1% respectively, the result of heavy price pressure from both domestic and international competitors.

Gross margin fell to Ch$74,912 million in 2007, a decrease of 13.0% compared to the previous year (Ch$86,105 million), due to the extraordinary income reported during 2006 and the weaker performance of the Brass Mills unit as a result of lower volumes and margins. These negative effects were partially offset by the contributions of the new companies which jointly produced a gross income of Ch$10,111 million, representing 13.5% of the total gross income for 2007. Additionally, the increase in the cost of sales in 2007 of Ch$49,686 million was mainly due to the higher cost of raw materials (copper and aluminum) and the inclusion of the new companies in the consolidation.

By the end of 2007, the Company’s operating income had decreased by 27.8% to Ch$40,115 million. This decrease was due to the drastic fall in the performance of the Brass Mills unit, especially in Chile. Secondly, the previous year included extraordinary gains that were not repeated in 2007, due to the sharp rise in the copper price in April, May and June 2006. Furthermore, this lower income is partly explained by the reduced gross income of Ch$11,193 million and an increase of Ch$4,289 million in administrative and selling expenses. The latter is essentially due to the expenses incurred by the inclusion of Cedsa and Peruplast (Ch$3,233 million) and the increase in the Profiles unit (Ch$1,198 million) resulting from the strategy for strengthening its commercial structure.

Analysis of Operating Segment Performance: 2007 versus 2006

The Company’s operating results for each business unit are described in further detail below:

Wire & Cable

Year 2007 (in Ch$ million, except percentages)
	Chile	Brazil	Peru	Argentina	Colombia	Optical Fiber	Inter-company	Wire & Cable Unit
Revenues	154,158	162,660	124,075	24,624	22,190	2,350	(78,208)	411,849
COGS	(145,888)	(142,178)	(109,920)	(21,267)	(18,454)	(2,381)	78,089	(361,999)
Gross Income	8,270	20,482	14,155	3,357	3,736	(31)	(119)	49,850
Gross Margin	5.4%	12.6%	11.4%	13.6%	16.8%	-1.3%	0.2%	12.1%
SG&A	(2,400)	(10,050)	(2,893)	(952)	(1,061)	(369)	(1,583)	(19,308)
Operating Income	5,870	10,432	11,262	2,405	2,675	(400)	(1,702)	30,542
Operating Margin	3.8%	6.4%	9.1%	9.8%	12.1%	-17.0%	2.2%	7.4%

Year 2006 (in Ch$ million, except percentages)
	Chile	Brazil	Peru	Argentina	Colombia	Optical Fiber	Inter-company	Wire & Cable Unit
Revenues	141,530	152,986	127,880	14,436	N/C	1,532	(51,481)	386,883
COGS	(128,607)	(128,734)	(111,570)	(12,035)	N/C	(1,644)	50,631	(331,959)
Gross Income	12,923	24,252	16,310	2,401	N/C	(112)	(850)	54,924
Gross Margin	9.1%	15.9%	12.8%	16.6%	N/C	-7.3%	1.7%	14.2%
SG&A	(2,336)	(10,263)	(3,003)	(683)	N/C	(352)	(1,445)	(18,082)
Operating Income	10,587	13,989	13,307	1,718	N/C	(464)	(2,295)	36,842
Operating Margin	7.5%	9.1%	10.4%	11.9%	N/C	-30.3%	4.5%	9.5%

2007 versus 2006 % change
	Chile	Brazil	Peru	Argentina	Colombia	Optical Fiber	Wire & Cable Unit
Revenues	8.9%	6.3%	-3.0%	70.6%	N/C	53.4%	6.5%
COGS	13.4%	10.4%	-1.5%	76.7%	N/C	44.8%	9.0%
Gross Income	-36.0%	-15.5%	-13.2%	39.8%	N/C	-72.3%	-9.2%
SG&A	2.7%	-2.1%	-3.7%	39.4%	N/C	4.8%	6.8%
Operating Income	-44.6%	-25.4%	-15.4%	40.0%	N/C	-13.8%	-17.1%

In 2007, revenues reached Ch$411,849 million, up 6.5% compared to Ch$386,883 million in 2006, due to metal price increases and higher sales volume. Sales volume of metallic wire and cables increased by 10.8%, particularly due to aluminum cables in Brazil (46.3%) and Argentina (135.5%), copper cables in Peru (23.2%) and the inclusion of Cedsa (with an addition of 4,031 tonnes). On the other hand, sales volumes of copper wire fell by 25.1% in Peru and 23.6% in Chile, due to higher internal consumption and the incorporation of Cedsa to the Company (an old customer for wire).

In 2007, cost of goods sold rose 9.0% to Ch$361,999 million, as compared to Ch$331,959 million in 2006. This increase reflects growth of 10.8% in volume sold, increased raw material costs of copper and aluminum on the LME and the inclusion of Cedsa.

In 2007, gross income decreased 9.2% to Ch$49,850 million, as compared to Ch$54,924 million in 2006. This decrease is mainly due to the lack of extraordinary gains seen in 2006 due to the abrupt rises in the copper price, the larger portion of aluminum cables in the product mix (which have lower average margins than copper cables) and the steep fall in wire margins.

In 2007, selling, general and administrative expenses increased 6.8% to Ch$19,308 million, as compared to Ch$18,082 million in 2006, due to the inclusion of Cedsa (Ch$1,062 million) and the higher costs of implementing the requirements of the US Sarbanes Oxley Act. In spite of higher sales, selling, general and administrative expenses maintained its ratio of 4.7% over sales.

In 2007, operating income decreased by 17.1% to Ch$30,542 million, as compared to Ch$36,842 million in 2006. This decrease is mainly due to an 86.1% reduction in operating income from copper wire (Ch$5,596 million).

Brass Mills

Year 2007 (in Ch$ million, except percentages)
	Chile	Argentina	Coins	Inter-company	Brass Mills Unit
Revenues	98,309	9,593	10,101	(14,972)	103,031
COGS	(95,903)	(8,796)	(9,277)	14,969	(99,007)
Gross Income	2,406	797	824	(3)	4,024
Gross Margin	2.4%	8.3%	8.2%	0.0%	3.9%
SG&A	(3,702)	(708)	(450)	(525)	(5,385)
Operating Income	(1,296)	89	374	(528)	(1,361)
Operating Margin	-1.3%	0.9%	3.7%	3.5%	-1.3%

Year 2006 (in Ch$ million, except percentages)
	Chile	Argentina	Coins	Inter-company	Brass Mills Unit
Revenues	117,640	10,581	12,618	(12,624)	128,215
COGS	(106,284)	(8,814)	(9,642)	12,603	(112,137)
Gross Income	11,356	1,767	2,976	(21)	16,078
Gross Margin	9.7%	16.7%	23.6%	0.2%	12.5%
SG&A	(3,750)	(792)	(586)	(434)	(5,562)
Operating Income	7,606	975	2,390	(455)	10,516
Operating Margin	6.5%	9.2%	18.9%	3.6%	8.2%

2007 versus 2006 % change
	Chile	Argentina	Coins	Brass Mills Unit
Revenues	-16.4%	-9.3%	-19.9%	-19.6%
COGS	-9.8%	-0.2%	-3.8%	-11.7%
Gross Income	-78.8%	-54.9%	-72.3%	-75.0%
SG&A	-1.3%	-10.6%	-23.2%	-3.2%
Operating Income	-117.0%	-90.9%	-84.4%	-112.9%

In 2007, revenues decreased by 19.6% to Ch$103,031 million, compared to Ch$128,215 million in 2006. The lower sales were mainly due to a substitution effect in the Company’s products, lower sales prices (strong competition inside Chile) and lower sales volume sold.

In 2007, cost of goods sold decreased 11.7%, but in terms of percentage over sales rose from 87.5% in 2006 to 96.1% in 2007. The higher ratio is partially explained by higher prices for raw materials and higher energy costs.

In 2007, gross margin decreased to 3.9% of sales, as compared to 12.5% of sales in 2006. This is mainly due to a higher comparison base (due to extraordinary gains in 2006), devaluation of the dollar which eroded export prices, higher energy costs and the effects of competitive pricing pressures on the Chilean market.

In 2007, selling, general and administrative expenses decreased by 3.2% to Ch$5,385 million, as compared to Ch$5,562 million in 2006. As a percentage of sales, selling, general and administrative expenses increased to 5.2% in 2007 from 4.3% in 2006.

In 2007, operating income decreased 19.6% to a loss of Ch$1,361 million from a gain of Ch$10,516 million in 2006. Similarly, the operating margin decreased in 2007 to a negative 1.3% compared to a positive 8.2% in 2006.

Flexible Packaging

Year 2007 (in Ch$ million, except percentages)
	Chile	Argentina	Peru	Inter-company	Flexible Packaging Unit
Revenues	35,362	14,797	42,529	(3,688)	89,000
COGS	(29,430)	(13,209)	(35,874)	3,455	(75,058)
Gross Income	5,932	1,588	6,655	(233)	13,942
Gross Margin	16.8%	10.7%	15.6%	6.3%	15.7%
SG&A	(1,961)	(765)	(2,172)	(261)	(5,159)
Operating Income	3,971	823	4,483	(494)	8,783
Operating Margin	11.2%	5.6%	10.5%	13.4%	9.9%

Year 2006 (in Ch$ million, except percentages)
	Chile	Argentina	Peru	Inter-company	Flexible Packaging Unit
Revenues	33,476	16,865	N/C	(725)	49,616
COGS	(27,359)	(14,697)	N/C	724	(41,332)
Gross Income	6,117	2,168	N/C	(1)	8,284
Gross Margin	18.3%	12.9%	N/C	0.1%	16.7%
SG&A	(2,132)	(758)	N/C	(241)	(3,131)
Operating Income	3,985	1,410	N/C	(242)	5,153
Operating Margin	11.9%	8.4%	N/C	33.4%	10.4%

2007 versus 2006 % change
	Chile	Argentina	Peru	Flexible Packaging Unit
Revenues	5.6%	-12.3%	N/C	79.4%
COGS	7.6%	-10.1%	N/C	81.6%
Gross Income	-3.0%	-26.8%	N/C	68.3%
SG&A	-8.0%	0.9%	N/C	64.8%
Operating Income	-0.4%	-41.6%	N/C	70.4%

In 2007, revenues increased 79.4% to Ch$89,000 million as compared to Ch$49,616 million in 2006, mainly due to the incorporation of Peruplast (which merged in October 2007 with Tech Pak), whose sales amounted to Ch$42,529 million, including inter-company sales. Sales volume in Chile increased by 10.7%, offset by lower sales in Argentina of 1.7%. The sales volume of Peruplast was 21,636 tonnes in 2007, which was 95.7% of the unit’s volume.

In 2007, the cost of sales rose by 81.6%, to Ch$75,058 million from Ch$41,332 million in 2006. This includes Peruplast’s cost of sales of Ch$35,874 million (including the cost of inter-company sales). As a percentage of sales, cost of sales increased from 83.3% to 84.3%, due to the higher costs of raw materials (polypropylene, polyethylene, aluminum, etc.) as well as higher energy and labor costs.

In 2007, gross income increased 68.3% to Ch$13,942 million as compared to Ch$41,332 million in 2006. However, the gross margin decreased from 16.8% to 15.6%, mainly due to a reduction in the gross margin in Chile from 18.3% to 16.8%, and to a lesser extent, to reduced gross margin of Argentina, which decreased from 12.9% to 10.7%.

In 2007, selling, general and administrative expenses increased by 64.8%, or Ch$2,028 million, to negative Ch$5,159 million, from Ch$3,131 million in 2006, including the addition of Peru’s addition Ch$2,172 million in expenses. This increase reflects efforts by the Company, since the second half of 2005, to streamline the business unit’s operations in order to achieve greater efficiency.

In 2007, operating income increased 70.4% to Ch$8,783 million as compared to Ch$5,153 million in 2006, mainly due to the incorporation of Peruplast and the Company’s cost cutting efforts.

Aluminum Profiles

Year 2007 (in Ch$ million, except percentages)
	Chile	Aluminum Profiles Unit
Revenues	35,131	35,131
COGS	(28,035)	(28,035)
Gross Income	7,096	7,096
Gross Margin	20.2%	20.2%
SG&A	(4,945)	(4,945)
Operating Income	2,151	2,151
Operating Margin	6.1%	6.1%

Year 2006 (in Ch$ million, except percentages)
	Chile	Aluminum Profiles Unit
Revenues	35,804	35,804
COGS	(28,985)	(28,985)
Gross Income	6,819	6,819
Gross Margin	19.0%	19.0%
SG&A	(3,734)	(3,734)
Operating Income	3,085	3,085
Operating Margin	8.6%	8.6%

2007 versus 2006 % change
	Aluminum Profiles	Aluminum Profiles Unit
Revenues	-1.9%	-1.9%
COGS	-3.3%	-3.3%
Gross Income	4.1%	4.1%
SG&A	32.4%	32.4%
Operating Income	-30.3%	-30.3%

In 2007, revenues decreased by 1.9% to Ch$35,131 million from Ch$35,804 million in 2006. This is mainly due to a positive price effect of Ch$4,899 million and a negative volume effect of Ch$5,571 million.

In 2007, cost of goods sold decreased by 3.3% to Ch$28,035 million as compared to Ch$28,985 million in 2006, due to a reduction in sales volume of 15.6% as compared to the previous year. This was offset by higher aluminum prices. As a percentage of sales, cost of goods sold decreased to 79.8% in 2007 from 81.0% in 2006.

In 2007, gross margin as a percentage of sales increased to 20.2% from 19.0% in 2006.

In 2007, selling, general and administrative expenses increased 32.4% to Ch$4,945 million as compared to Ch$3,734 million in 2006, due to higher sales and marketing expenses related to the enhancement of Company’s commercial network in Chile.

In 2007, the Company’s operating income from aluminum profiles decreased by 30.3%, or Ch$934 million, to Ch$2,151 million as compared to Ch$3,085 million in 2006. This is mainly due to higher sales and marketing expenses, and was offset by higher gross income in 2007 as compared to 2006.

The Company’s Non-Operating Results

In 2007, non-operating expenses increased by 1.4%, to Ch$16,160 million, as compared to Ch$15,944 million in 2006. For further details regarding the Company’s non-operating results, see Note 23 to the Company’s Consolidated Financial Statements.

  Non-Operating Income: In 2007, the Company’s non-operating income increased by Ch$534 million to Ch$3,122 million as compared to Ch$2,588 million in 2006. The higher non-operating income is mainly due to gains obtained on assets sales and higher gains in financial income as a result of increased interest rates on time deposits, export financing interest and the contributions of Peruplast and Cedsa.
  Non-Operating Expenses: In 2007, the Company’s non-operating expenses decreased by Ch$679 million as compared to the previous year due to less obsolescence and write-offs of long-term assets, reduced devaluation of idle assets and reduced adjustment to realization value of idle fixed assets, despite an increase in financial expenses and a reduction of income in related companies. Financial expenses increased by Ch$582 million in 2007, reflecting borrowings related to acquired companies (Cedsa added Ch$1,106 and Peruplast added Ch$689 million), offset by lower Company’s consolidated financial debt of Ch$691 million.
  Price-Level Restatement: In 2007, price level restatement, which is made up of inflationary adjustments and foreign exchange differences, increased by Ch$1,430 million as compared to the previous year. The price level restatement balance in 2007 reflected a net loss position of Ch$2,796 million compared to a net loss position of Ch$1,366 million in 2006. The higher expenses were due to a higher inflation rate (Chilean CPI), offset by higher profits from foreign exchange differences as a consequence of a revaluation of the Brazilian real, Colombian Peso and Peruvian sol.
  Income Taxes: In 2007, the Company reported a reduction in income tax expense of Ch$4,514 million as compared to Ch$5,590 million the year before, as a result of reduced taxable income (Madeco Chile, Ficap and Indeco), reversal of the valuation of deferred taxes and the use of tax losses by Madeco Chile. These reduced charges are partly offset by the inclusion of taxes of Cedsa (Ch$688 million) and Peruplast (Ch$1,176 million).
  Minority Interest: The Company’s minority interest reflects the portion of profits or losses that correspond to the holdings of the minority shareholders in the subsidiaries Alusa, Indeco, Indalum and Cedsa. The minority interest in 2007 amounted to Ch$3,308 million, an increase of Ch$1,656 million over 2006, mainly due to Company’s new acquisitions.

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

Gross margin grew to Ch$86,104 million in 2006, an increase of 51.2% compared to the previous year (Ch$56,955 million), as a result of the higher sales level, partially offset by an increase of 49.6% in the cost of goods sold. The increase in cost of goods sold was mainly due to price increases in raw materials such as copper, aluminum and plastics. The average copper price on the LME (London Metal Exchange) increased 82.7%, from US$3,684/ton or ThCh$1,888/ton approximately in 2005 to US$6,731/ton or ThCh$3,584/ton approximately in 2006, while aluminum increased 35.4%. Consequently, the cost of raw materials rose by Ch$163,278 million. Additionally, production costs increased Ch$7,313 million, due to higher production levels and energy expenses.

By the end of 2006, the Company’s operating income had increased by 82.1% to Ch$55,597 million, as a result of higher average prices and sales volumes and in spite of raw material increases, demonstrating the company’s ability to pass cost increases onto clients. The increase in operating income is explained by a higher gross margin of Ch$29,151 million, partially offset by a rise in selling, general and administrative expenses of 15.4%, as a result of expenses associated with higher sales, implementation of the Sarbanes Oxley Act and the ERP SAP software installation.

The sharp rise in copper prices during April and May 2006 (of US$3,000/ton on average or approximately ThCh$1,558/ton) generated non-recurring income estimated at Ch$6,981 million in the first half of the year due to the method of accounting for copper, which utilizes the average weighted price in calculating the cost of sales for each month. In the third quarter of 2006, the LME price stabilized and there was no significant difference between that and the weighted average accounting price. However, this situation was reverted in November, and has been reflected in additional costs of Ch$3,353 million in order to balance, at year-end, the value of copper inventories at the average LME price for December 2006.

Analysis of Operating Segment Performance: 2006 versus 2005

The Company’s operating results for each business unit are described in further detail below:

Wire & Cable

Year 2006 (in Ch$ million, except percentages)
	Chile	Brazil	Peru	Argentina	Optical Fiber	Inter-company	Wire & Cable Unit
Revenues	141,530	152,986	127,880	14,436	1,533	(51,481)	386,883
COGS	(128,605)	(128,734)	(111,570)	(12,035)	(1,644)	50,631	(331,958)
Gross Income	12,925	24,252	16,310	2,400	(112)	(851)	54,924
Gross Margin	9.1%	15.9%	12.8%	16.6%	-7.3%	1.7%	14.2%
SG&A	(2,336)	(10,263)	(3,003)	(683)	(352)	(1,443)	(18,081)
Operating Income	10,589	13,989	13,307	1,717	(464)	(2,294)	36,844
Operating Margin	7.5%	9.1%	10.4%	11.9%	-30.3%	4.5%	9.5%

Year 2005 (in Ch$ million, except percentages)
	Chile	Brazil	Peru	Argentina	Optical Fiber	Inter-company	Wire & Cable Unit
Revenues	85,349	98,961	69,449	6,313	1,895	(29,428)	232,538
COGS	(78,292)	(82,091)	(59,142)	(5,503)	(1,628)	29,921	(196,736)
Gross Income	7,056	16,869	10,307	810	266	493	35,802
Gross Margin	8.3%	17.0%	14.8%	12.8%	14.1%	-1.7%	15.4%
SG&A	(1,990)	(8,150)	(2,486)	(461)	(215)	(1,237)	(14,539)
Operating Income	5,066	8,720	7,821	349	52	(744)	21,263
Operating Margin	5.9%	8.8%	11.3%	5.5%	2.7%	2.5%	9.1%

2006 versus 2005 % change
	Chile	Brazil	Peru	Argentina	Wire & Cable Unit
Revenues	65.8%	54.6%	84.1%	128.7%	66.4%
COGS	64.3%	56.8%	88.6%	118.7%	68.7%
Gross Income	83.2%	43.8%	58.2%	196.4%	53.4%
SG&A	17.4%	25.9%	20.8%	48.3%	24.4%
Operating Income	109.0%	60.4%	70.1%	392.0%	73.3%

In 2006, revenues reached Ch$386,883 million, up 66.4% compared to Ch$232,538 million in 2005, as a result of copper price increases and higher sales volume. Sales volume of metallic wire and cables grew 15.5%, led by Argentina, which was up 78.1%, and to a lesser extent by Peru and Brazil with increases of 33.3% and 9.7%, respectively. In terms of sales mix to third parties, copper rod rose by 57.5% and aluminum cables increased in Argentina and Brazil by 126.0% and 46.1%, respectively. These increases were partially offset by a decline in the sales volume of copper cables in Chile and Peru, which fell by 22.7% and 7.5%, respectively.

Cost of goods sold rose 68.7% to Ch$331,958 million in 2006, compared to Ch$196,736 million in 2005. This increase reflects growth of 15.5% in volume sold and increased raw material costs of copper and aluminum on the LME.

Gross income rose 53.4% compared to 2005, from Ch$35,802 million in 2005 to Ch$54,924 million in 2006. However, as a percentage of sales, the gross margin decreased from 15.4% in 2005 to 14.2% in 2006, mainly due to the higher price of raw materials.

Selling, general and administrative expenses increased 24.4% to Ch$18,081 million from Ch$14,539 million in 2005, due to increased marketing and sales expenses, costs related to the ERP SAP software implementation and increased costs associated with the implementation of the Sarbanes Oxley Act. As a percentage of revenues, selling, general and administrative expenses fell to 4.7%, compared to 6.3% in 2005.

Operating income increased by 73.3% in 2006 from Ch$21,263 million to Ch$36,844 million.

Brass Mills

Year 2006 (in Ch$ million, except percentages)
	Chile	Argentina	Coins	Inter-company	Brass Mills Unit
Revenues	117,640	10,581	12,618	(12,625)	128,214
COGS	(106,284)	(8,814)	(9,642)	12,603	(112,137)
Gross Income	11,355	1,767	2,976	(21)	16,077
Gross Margin	9.7%	16.7%	23.6%	0.2%	12.5%
SG&A	(3,750)	(792)	(586)	(434)	(5,562)
Operating Income	7,605	975	2,390	(455)	10,514
Operating Margin	6.5%	9.2%	18.9%	3.6%	8.2%

Year 2005 (in Ch$ million, except percentages)
	Chile	Argentina	Coins	Inter-company	Brass Mills Unit
Revenues	84,637	7,892	7,533	(12,438)	87,623
COGS	(79,313)	(6,786)	(6,879)	12,633	(80,344)
Gross Income	5,324	1,106	654	195	7,280
Gross Margin	6.3%	14.0%	8.7%	-1.6%	8.3%
SG&A	(3,488)	(719)	(450)	(404)	(5,061)
Operating Income	1,835	388	204	(208)	2,219
Operating Margin	2.2%	4.9%	2.7%	1.7%	2.5%

2006 versus 2005 % change
	Chile	Argentina	Coins	Brass Mills Unit
Revenues	39.0%	34.1%	67.5%	46.3%
COGS	34.0%	29.9%	40.2%	39.6%
Gross Income	113.3%	59.7%	355.0%	120.8%
SG&A	7.5%	10.2%	30.3%	9.9%
Operating Income	314.3%	151.5%	1071.1%	373.9%

In 2006, revenues increased by 46.3% to Ch$128,214 million compared to Ch$87,623 million in 2005. The increase was mainly due to higher copper prices partially offset by the unit’s lower sales volume as a result of strong substitution.

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

Selling, general and administrative expenses increased 9.9% to Ch$5,562 million in 2006 from Ch$5,061 million in 2005 and, as a percentage of sales, fell to 4.3% in 2006 from 5.8% in 2005.

Operating income increased 373.9% or Ch$8,295 million in 2006 compared to the previous year. Similarly, the operating margin rose in 2006 to 8.2% compared to 2.5% in the previous year.

Flexible Packaging

Year 2006 (in Ch$ million, except percentages)
	Chile	Argentina	Inter-company	Flexible Packaging Unit
Revenues	32,772	16,865	(20)	49,617
COGS	(26,655)	(14,697)	19	(41,332)
Gross Income	6,118	2,168	(1)	8,285
Gross Margin	18.7%	12.9%	0.0%	16.7%
SG&A	(2,137)	(758)	(235)	(3,131)
Operating Income	3,980	1,410	(236)	5,154
Operating Margin	12.1%	8.4%	0.0%	10.4%

Year 2005 (in Ch$ million, except percentages)
	Chile	Argentina	Inter-company	Flexible Packaging Unit
Revenues	34,606	13,817	(1)	48,422
COGS	(29,492)	(11,902)	0	(41,394)
Gross Income	5,114	1,915	(1)	7,028
Gross Margin	14.8%	13.9%	0.0%	14.5%
SG&A	(2,179)	(876)	(217)	(3,272)
Operating Income	2,935	1,039	(218)	3,756
Operating Margin	8.5%	7.5%	0.0%	7.8%

2006 versus 2005 % change
	Chile	Argentina	Flexible Packaging Unit
Revenues	-5.3%	22.1%	2.5%
COGS	-9.6%	23.5%	-0.2%
Gross Income	19.6%	13.2%	17.9%
SG&A	-1.9%	-13.5%	-4.3%
Operating Income	35.6%	35.8%	37.2%

Revenues increased 2.5% to Ch$49,617 million in 2006 from Ch$48,422 million in 2005. Operations in Chile experienced an increase in sales volume of 2.6%, while the Argentine operations saw an increase of 18.1%. Total sales volume was up 7.7% in 2006. The unit price (per tonne) dropped as a result of the heavier products sold.

Cost of goods sold declined by 0.2% to Ch$41,332 million in 2006 from Ch$41,394 million in 2005. In the Chilean operations, cost decreased from Ch$29,492 million to Ch$26,655 million because of improvements in purchasing and supply chain management. In contrast, the Argentine operations experienced an increase in cost of goods sold from Ch$11,902 million in 2005 to Ch$14,697 million in 2006 due to higher sales volume.

The gross margin increased to 16.7% in 2006 from 14.5% in 2005 due to the streamlining of certain production processes.

Selling, general and administrative expenses decreased by 4.3% to Ch$3,131 million in 2006 from Ch$3,272 million in 2005, reflecting the efforts made in the second half of 2005 to streamline the business unit’s operations in a quest for greater efficiency.

Operating income increased Ch$1,398 million, or 37.2% in 2006 compared to the previous year, mainly due to the aforementioned increase in gross income and a lower level of selling, general and administrative expenses.

Aluminum Profiles

Year 2006 (in Ch$ million, except percentages)
	Chile	Aluminum Profiles Unit
Revenues	35,804	35,804
COGS	(28,985)	(28,985)
Gross Income	6,819	6,819
Gross Margin	19.0%	19.0%
SG&A	(3,734)	(3,734)
Operating Income	3,085	3,085
Operating Margin	8.6%	8.6%

Year 2005 (in Ch$ million, except percentages)
	Chile	Aluminum Profiles Unit
Revenues	32,193	32,193
COGS	(25,347)	(25,347)
Gross Income	6,846	6,846
Gross Margin	21.3%	21.3%
SG&A	(3,555)	(3,555)
Operating Income	3,291	3,291
Operating Margin	10.2%	10.2%

2006 versus 2005 % change
	Aluminum Profiles	Aluminum Profiles Unit
Revenues	11.2%	11.2%
COGS	14.4%	14.4%
Gross Income	-0.4%	-0.4%
SG&A	5.0%	5.0%
Operating Income	-6.3%	-6.3%

In 2006, revenues rose by 11.2% to Ch$35,804 million from Ch$32,193 million in 2005. This increase was due to a 13.3% higher sales volume, partially offset by lower average prices as a result of stiffer competition from low-priced products imported from China.

Cost of goods sold rose 14.4% to Ch$28,985 million in 2006 from Ch$25,347 million in 2005, due to growth in sales volume and an increase in the average price of raw materials, especially aluminum LME price which rose by 35.4%.

The gross margin as a percentage of sales fell to 19.0% in 2006 from 21.3% in 2005.

Selling, general and administrative expenses increased 5.0% to Ch$3,734 million in 2006 from Ch$3,555 million in 2005, due to higher sales and marketing expenses and an increase in costs of external services. However, as a percentage of sales, selling, general and administrative expenses decreased to 10.4% in 2006 from 11.0% in 2005, attributable to higher cost of aluminum in 2006.

The Company’s operating income from aluminum profiles decreased in 2006 by Ch$206 million, or 6.3%, and the operating margin decreased to 8.6% from 10.2% in the previous year.

The Company’s Non-Operating Results

Non-operating expenses increased by Ch$985 million to a loss of Ch$15,945 million in 2006 compared to a loss of Ch$14,960 million in 2005. For further details regarding the Company’s non-operating results, see Note 23 to the Company’s Consolidated Financial Statements.

  Non-Operating Income: The Company’s non-operating income decreased by Ch$1,147 million to Ch$2,588 million in 2006 from Ch$3,735 million in 2005. The decrease in non-operating income is mostly due to the consolidation of Madeco’s fiber optic subsidiary, Optel, in 2005 which produced reversals of provisions. The unfavorable arbitration decision in 2003, in which Madeco lost control of its interest in Optel in a lawsuit against Dow Corning International, was resolved in Madeco’s favor in March 2005. See “Item 4. Information on the Company – History and Development of the Company – History”. This decreased income was compensated in part by increased financial income of Ch$841 million and higher net income from the related companies totalling Ch$431 million.
  Non-Operating Expenses: The Company’s non-operating expenses in 2006 increased by Ch$1,489 million compared to the previous year due to an increase in financial expenses and other non-operating expenses. Financial expenses increased by Ch$1,991 million in 2006. This increase reflects greater borrowings made by Madeco’s group of companies to finance their growing working capital needs which resulted from higher prices for raw materials and increased sales volumes.
  Price-Level Restatement: Price level restatement, which is made up of inflationary adjustments and foreign exchange differences, decreased by Ch$1,652 million in 2006 compared to the previous year. The price level restatement balance in 2006 reflected a net loss position of Ch$1,366 million compared to a net loss position of Ch$3,018 million in 2005. The improvement in results was due to a lower inflation rate and better results from foreign exchange differences as a consequence of a revaluation of the Brazilian real and Peruvian sol.
  Income Taxes: The Company reported an increase in income tax expense of 247.5% in 2006 compared to the previous year, as a result of a higher level of income before taxes. Income taxes in 2006 and 2005 amounted to Ch$5,590 million and Ch$1,609 million, respectively.
  Minority Interest: Minority interest reflects the portion of profit or loss of the shares held by minority shareholders in the Alusa, Indeco and Indalum subsidiaries. Minority shareholder interest in 2006 was Ch$1,652 million, up 104.5% compared to Ch$808 million in the previous year. This was due to the higher net income generated by Madeco’s subsidiaries, Alusa and Indeco.

Acquisitions and dispositions

  Discontinued operations

Management’s Discussions and Analysis of results of operations as presented above are based on Chilean GAAP financial information. Under Chilean GAAP, discontinued operations are not presented separately from financial results of discontinued operations. Thus, the analysis presented below includes results from operations of discontinued operations.

Under U.S. GAAP, operating results for discontinued operations through the disposal date, as well as the gains or losses from ultimate sale, are reported in “Income (Loss) from discontinued operations, net” in the condensed Consolidated Statements of Income under U.S. GAAP. The assets and liabilities of the business units which were classified as held for sale as of December 31, 2007 and 2005 in the condensed balance sheet under U.S. GAAP, but which were not yet sold as of the respective balance sheet date, are reported as “Assets of disposal groups” and “Liabilities of disposal groups”, respectively, in the respective Consolidated Balance Sheets under U.S. GAAP. Therefore, Alufoil and the Wire & Cable Unit have been reclassified.

For more information on the discontinued operations as presented under U.S. GAAP, including certain selected financial information, see Note 32 of the Consolidated Financial Statements.

  Unconsolidated Peruplast

Under Chilean GAAP the Company, as of December 31, 2007, consolidated its 50% owned shareholding in Peruplast S.A., since pursuant to a shareholders’ agreement, the Company through its representatives in the board of directors can appoint the chief executive officer of the investment. Consequently, the Company is able to establish finance and operation policies and strategies, which under Chilean GAAP is sufficient to presume control and thus consolidate this subsidiary. With its 50% ownership in Peruplast, the Company does not exercise control over Peruplast pursuant to U.S. GAAP. Consequently, the investment is accounted for under the equity method. See Note 32 of the Consolidated Financial Statements.

  Acquisitions

During the first quarter of 2007, the parent company Madeco S.A. and its subsidiary Alusa S.A. have acquired and increased, respectively, their ownership in Cedsa S.A. (Colombia), Peruplast S.A. and Tech Pak S.A. (Peru) as follows:

On February 12, 2007, Madeco S.A. entered a purchase and sale agreement and acquired 80% of Cedsa S.A. for US$3.7 million in cash. Together with the acquisition of these shares, the shareholders assumed the commitment of making a capital increase for US$6 million in two equal installments the first of which expired in March 2007 and the second installment expired in September 2007.

On February 15, 2007, the subsidiary Alusa S.A. entered a share purchase and sale agreement for the shares of Peruplast S.A. and acquired 10,984,402 shares of this company, equivalent to ownership of 14,5%, which implied increasing its ownership from 25.0% to 39.5%. The price paid in cash for this acquisition was US$3.2 million paid on March 1, 2007.

On July 11, 2007, in Lima, Peru, Shintec S.A. formalized the commitment of selling its shares in Peruplast S.A. For this purpose, through Tech Pack S.A., the Company acquired from Shintec S.A. the rest of the shares issued by Peruplast S.A. The price paid for these shares was the same as in the previous purchase and sale and therefore, the buyer paid the sum of US$4.6 in cash.

At the General Shareholder’s Meeting of Peruplast S.A. and Tech Pack S.A. held on July 18, 2007, the shareholders approved the project for the merger and absorption of Tech Pack S.A by Peruplast S.A. On October 1, 2007, Peruplast S.A. has absorbed in full the shareholders’ equity of Tech Pack S.A. and has commenced operations as a single legal entity.

Additionally, the subsidiary Alusa S.A. has entered a shareholders’ agreement for the management of both companies, which has implied that beginning on that date, our subsidiary Alusa S.A. has included in its consolidation the financial statements of the new Peruplast S.A. (Peruplast S.A. and Tech Pak S.A. through September 30.)

The summarized financial statements included in the consolidation of Madeco S.A. are detailed as follows:

Condensed statement of income of entities additionally consolidated during the year ended December 31, 2007

	Cedsa S.A.	Peruplast S.A.
	ThCh$	ThCh$

Sales	22,190,004	42,528,795
Gross margin	3,736,192	6,654,949
Operating income, net	2,675,149	4,482,943
Non-operating loss, net	(438,382)	(37,670)
Income taxes	(687,965)	(1,176,029)
Net income	1,548,802	3,323,004

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

Madeco’s foreign currency exchange exposure arises from maintaining foreign investments in Brazilian reais, Argentine pesos, Peruvian soles, Colombian pesos and U.S. dollars. For further explanation, see Note 2 c) to the Company’s Consolidated Financial Statements.

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

The following table presents the working capital position in local currencies as of December 31, 2007 of the Company’s consolidated foreign subsidiaries. All amounts are expressed in millions of Chilean pesos.

	U.S. Dollar	R$	AR$	S$	Euro	$ Colomb.	Other currencies	Total
Current Assets	58,314	63,079	17,976	36,748	1,631	14,293	0	192,041
Current Liabilities	(55,486)	(20,846)	(5,668)	(3,094)	(154)	(5,597)	(1)	(90,846)
Working Capital in Local Currencies	2,828	42,233	12,308	33,654	1,477	8,696	(1)	101,195

The above table only includes the current assets and current liabilities in foreign currencies held by the Company as of December 31, 2007, and does not represent the Company’s total foreign currency exchange risk exposure. For additional discussion, see “Item 3. Key Information — Risk Factors” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Foreign Currency Exchange Rate Risk”.

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

During the years ended December 31, 2005, 2006 and 2007, the Company’s net charges to income related to allowances amounted to ThCh$155,247, ThCh$363,026 and ThCh$318,092, respectively.

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

During the years ended December 31, 2005, 2006 and 2007, the Company was able to sell certain products that were previously subject to the obsolescence provision, due to an increase in demand of certain products of the wire and cable segment, which resulted in lower cost of sales in the amount of ThCh$279,946, ThCh$643,895 and ThCh$316,138, respectively. Inventory values do not exceed their estimated net realizable value.

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

While the carrying values of property, plant and equipment may differ under Chilean GAAP and US GAAP, the impairment testing methodology is similar. During the years ended December 31, 2005, 2006 and 2007, the Company recorded charges for impairment related to its property, plant and equipment, including those assets which are temporarily inactive and underutilized production facilities, amounting to ThCh$529,975, ThCh$1,317,043 and ThCh$163,842, respectively. During 2005, the Company recorded a gain for the reversal of impairment related to its investment in Optel Ltda. of ThCh$558,454, this gain was eliminated under US GAAP. There were no reversals of impairments recorded during 2006 and 2007.

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

During 2005 the Company recorded under Chilean GAAP a gain for the reversal of impairment related to its investment in Optel Ltda. of ThCh$558,455 that was recognized in 2003. Since under US GAAP reversal of impairment losses are not allowed, this gain was eliminated under US GAAP. There were no impairments or reversals of impairments recorded from 2005 to 2007.

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

The impairment analysis requires management to make subjective judgments concerning estimates of how the assets will perform in the future using a discounted cash flow analysis. Additionally, estimated cash flows may extend beyond five years and, by their nature, are difficult to determine. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behavior and attrition, changes in revenue growth trends, cost structures and technology and changes in interest rates and specific industry or market sector conditions. There were no impairments or reversals of impairments recorded from 2005 to 2007.

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

In addition, the Company held 2,500 tons of Copper hedged by Swaps with a positive effect of Ch$1,729 million as of December 2007 in the statements of income. Further details see Note 27 of the Consolidated Financial Statements.

Net Realizable Values of Inventories

As of December 2007, before the decrease of the market Copper price (LME), the Company registered its inventories at net realizable values whereby a charge of Ch$992 million was included in the net income of 2007.

U.S. GAAP Reconciliation

The Company prepares its audited consolidated financial statements in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. See Note 32 to the audited consolidated financial statements for a description of the material differences between Chilean GAAP and U.S. GAAP, as they relate to us and our consolidated subsidiaries, reconciliation to U.S. GAAP of net income and Shareholders’ equity and a discussion of new accounting rules under U.S. GAAP. The following table sets forth net income and Shareholders’ equity for the years ended December 31, 2005, 2006 and 2007 under Chilean GAAP and U.S. GAAP:

	Year Ended December 31,
	2005	2006	2007
	(in millions of constant Ch$ as of December 31, 2007)
Net income (Chilean GAAP)	13,174	32,439	19,660
Net income (U.S. GAAP)	15,429	36,560	21,746
Shareholders’ equity (Chilean GAAP)	225,210	270,170	263,894
Shareholders’ equity (U.S. GAAP)	211,263	260,270	256,147

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

Liquidity and Capital Resources

 The Company generally finances its activities with funds generated by its operations, short-term financing and, from time to time, long-term bond issuances and bank loans. On December 31, 2007, the Company’s total financial indebtedness was Ch$154,294 million (US$310.5 million). With respect to the Company’s financial bank and public debt, its total short-term financial indebtedness (including the short-term portion of long-term obligations) was Ch$57,810 million (US$116.3 million), and its long-term financial indebtedness was Ch$52,915 million (US$106.5 million). With respect to the Company’s other financial indebtedness, its short-term liabilities were Ch$36,415 million (US$73.3 million) and its long-term liabilities were Ch$7,154 million (US$14.4 million). Management believes that its current level of working capital is sufficient for its requirements, assuming an average copper price similar to the one witnessed in the first six months of 2008.

Short Term Financing

On December 31, 2007, the Company’s short-term bank debt (excluding the short-term portion of its long-term bank obligations) was Ch$35,077 million (equivalent to US$70.6 million).

On June 5, 2006, Madeco signed a US$50 million or Ch$26,680 million (historic value) 5-year club deal, of which US$28.6 million or Ch$15,261 million (historic value) was the local portion of the credit and US$21.4 million or Ch$11,419 million (historic value) was the off-shore portion of the credit. Approximately US$12 million or Ch$6,403 million (historic value) of the proceeds were used to repay debts held with Quiñenco. Another US$13 million or Ch$6,937 million (historic value), was used to repay a bridge loan that BBVA had granted to the Company pending the capital increase. The remaining US$25 million or Ch$13,340 million (historic value), was used for financing working capital. During 2006, US$12.2 million or Ch$6,510 million (historic value) was paid of the local part of this credit and in March 2007, the remainder was prepaid for an amount of US$16.4 million or Ch$8,751 million (historic value). The off-shore part of the credit will be paid according to the contract, starting in June 2008.

As of March 31, 2008, the Company’s total short-term bank debt (excluding the short-term portion of its long-term bank obligations) was Ch$48,231 million (equivalent to US$110.2 million at the Ch$437.71 to US$1.00 at the observed exchange rate on March 31, 2008). This amount includes various short-term obligations, mainly from Madeco Chile, Indeco and Cedsa to finance its working capital needs, and the dividend paid by the Company in January 2008.

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

The total amount of Series D bonds outstanding on December 31, 2007, was Ch$21,704 million (equivalent to US$43.7 million at the Ch$496.89 to US$1.00 observed exchange rate for December 31, 2007).

On June 10, 2008, the corresponding bonds installments were paid and the rest of the outstanding bonds were prepaid by the Company, totaling UF1,130,299 equivalent to Ch$22,710 million (or equivalent to US$46.97 million at Ch$483.55 to US$1.00, at the observed exchange rate on June 10, 2008).

Medium-Term and Long-Term Bank Loans

The Company’s consolidated medium-term and long-term bank debt (including the short-term portion of these loans) outstanding as of December 31, 2007, was approximately Ch$53,944 million (equivalent to US$108.6 million at the Ch$496.89 to US$1.00 observed exchange rate for December 31, 2007).

The Company’s medium-term and long-term bank debt (including the short-term portion of these loans) outstanding as of March 31, 2008, was approximately Ch$47,732 million (equivalent to US$109.0 million at the Ch$437.71 to US$1.00 observed exchange rate for March 31, 2008).

As of December 31, 2005, the Company’s subsidiary Alusa had a 5 year syndicated loan agreement with Banco de Chile and Banco del Estado for a total amount of UF300,000 (equivalent to US$10.5 million at the Ch$512.5 to US$1.00 observed exchange rate for December 31, 2005), with semi-annual payments. The principal covenants included a maximum leverage ratio of 0.75 times equity and a minimum equity of UF1,765,000 (equivalent to US$61.9 million at the Ch$512.5 to US$1.00 observed exchange rate for December 31, 2005). As of December 31, 2006, the Company was in compliance with all of these covenants. On March 8, 2007, all the covenants related to these loans were eliminated, and it was agreed that Madeco must own over 50.1% of the common stock shares with voting power. On April 31, 2005, the Company’s subsidiary, Alusa S.A., obtained a loan from Banco Security of UF163,000 (equivalent to US$5.7 million at the Ch$512.5 to US$1.00 observed exchange rate for December 31, 2005). The initial terms of the loan were an annual interest rate of TAB for a 180 day period (interest at which banks lend to each other) plus 0.8% and a total payment period of 5 years (due in 2010). The main covenant agreed upon was that Madeco must own over 50.1% of the common stock shares with voting power. In May 2006, Alusa renegotiated a leaseback of UF306,983 reducing the interest rate from a 6.53% variable rate to a 4.80% fixed rate and the term from 15 years to 10 years.

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

The Company’s Compliance with Financial Covenants

During 2007 and the first quarter 2008, the Company was in compliance with all financial and non-financial covenants required by banks and bondholders.

Changes in the Company’s Risk Classification

Rating agencies evaluate Madeco’s common shares and its debt. From 2003 to 2007, Fitch Chile Clasificadora de Riesgo Ltda. (“Fitch Chile”) and Feller Rate Clasificadora de Riesgo Limitada (“Feller”) have published ratings related to the financial standing of certain of Madeco’s debt instruments and shares. These two rating agencies are registered with the Superintendency of Securities and Insurance (the Chilean regulatory authority).

In September 2004, Feller classified the Company’s debt as BBB- and its shares as First Class Level 4. In June 2005, Fitch Chile classified the Company’s debt as BBB- and its shares as First Class Level 3. In March 2006, 2007 and 2008, these agencies classified the Company’s debt as BBB+ and its shares as First Class Level 3.

Financial Instruments Used for Hedging Purposes

For information on the Company’s use of financial instruments for hedging purposes, see “Item 5. Operating and Financial Review and Prospects – Critical Accounting Policies and Estimates – Derivatives”, and Note 27 to the Company’s Consolidated Financial Statements.

Contractual Obligations and Commercial Commitments

The following table summarizes the Company’s financial obligations, their expected maturities as of December 31, 2007, and the effect such obligations are expected to have on the Company’s liquidity and cash flow in the periods indicated:

Contractual Obligations Due by Period (in Ch$ million)
Contractual Obligations	Total	< 1 year	1-3 years	3-5 years	> 5 years
Short-Term and Long-Term Debt	168,243	110,887	41,072	13,767	2,517
Capital Lease Obligations	9,455	2,312	2,979	1,724	2,440
Operating Leases	2,041	619	744	468	210
Other Long-Term Obligations	188	-	188	-	-
Service Contracts	7,782	1,713	4,158	1,397	514
Scheduled interest payment obligations (1)	13,687	7,745	4,937	1,005	-
Severance Indemnities	4,719	1,015	2,084	97	1,523
Total Contractual Obligations	206,115	124,291	56,162	18,458	7,204

(1) Scheduled interest payment obligations related to long-term obligations were calculated using stated coupon rates for fixed debt and interest rates applicable on December 31, 2007, for variable rate debt.

As of December 31, 2007, the Company had standby Commercial Commitments and Guarantees amounting to Ch$14,588 million with a number of lending institutions (for further detail see Note 22 to the consolidated financial statements). Of these contingent commitments, guarantees of Ch$5,887 million are scheduled to be released within the upcoming 12 month period.

Liquidity

 As of March 31, 2008, the Company had Ch$13,177 million in cash and cash equivalents. The Company’s total short-term indebtedness with banks and financial institutions amounted to Ch$48,231 million. This was comprised of Ch$16,873 million of the current long-term bank debt, Ch$5,403 million of the current long-term bond debt, Ch$2,091 million in other loans, Ch$57,884 million in various accounts and notes payable and Ch$705 million in payables to related parties. Long-term indebtedness (excluding the current portion thereof) included Ch$30,859 million of long-term obligations with banks, Ch$16,792 million of long-term bond obligations and Ch$6,552 million of long-term accounts and notes payable.

As of December 31, 2007, the Company had Ch$11,199 million in cash and cash equivalents. The Company’s total short-term indebtedness with banks and financial institutions amounted to Ch$35,077 million, composed of Ch$17,652 million of the current portion of long-term bank debt, Ch$5,081 million of the current portion of long-term bond debt, Ch$2,312 million in other loans, Ch$34,103 million in various accounts and notes payable and Ch$615 million in payables to related parties. Long-term indebtedness (excluding the current portion thereof) included Ch$36,292 million of long-term obligations with banks, Ch$16,623 million of long-term bond obligations, Ch$7,154 million of long-term accounts and notes payable.

As of December 31, 2006, the Company had Ch$18,844 million in cash and cash equivalents. The Company’s total short-term indebtedness with banks and financial institutions amounted to Ch$16,637 million, composed of Ch$17,443 million of the current portion of long-term bank debt, Ch$4,873 million of the current portion of long-term bond debt, Ch$524 million in other loans, Ch$26,020 million in various accounts and notes payable and Ch$480 million in payables to related parties. Long-term indebtedness (excluding the current portion thereof) included Ch$44,540 million of long-term obligations with banks, Ch$21,723 million of long-term bond obligations, Ch$5,629 million of long-term accounts and notes payable.

Cash Flow

As of December 31, 2007, the Company had cash and cash equivalents totaling Ch$11,199 million compared to Ch$18,844 million as of December 31, 2006, and Ch$8,544 million as of December 31, 2005. As of March 31, 2007, the Company had cash and cash equivalents totaling Ch$13,177 million.

The Company’s cash flows from operating, investing and financing activities, as reflected in the Consolidated Financial Statements of Cash Flows, are summarized in the following table:

Cash Flow(1)	2005	2006	2007
Cash provided by (used in):
Operating activities	11,378	6,351	15,140
Financing activities	(4,470)	15,517	942
Investing activities	(12,656)	(11,201)	(23,528)
Effect of inflation on cash	(332)	(366)	(198)
Net change in cash and cash equivalents	(6,079)	10,300	(7,645)
Cash and cash equivalents at the beginning of year	14,623	8,544	18,844
Cash and cash equivalents at the end of the year	8,544	18,844	11,199

(1) Amounts are stated in million of constant Chilean pesos as of December 31, 2007.

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

Cash flow from operating activities in 2007 increased Ch$8,789 million compared to 2006. This is the result of the cash flows from the Company’s acquisitions, Peruplast and Cedsa, and reduced working capital needs in 2007 as compared to 2006.

In 2007, cash flow related to financial activities decreased by Ch$14,575 million compared to 2006, due to the reduced need to finance working capital, the payment of dividends to the minority shareholders in Indeco and Alusa, and the capital distribution to the shareholder Nexus in Peruplast. In March 2007, Ch$8,843 million (historic value) or US$16.4 million of the off-shore part of the syndicated loan was prepaid and bond repayments of Ch$4,844 million were paid. During 2007, net loans drawn were Ch$5,078 million lower compared to Ch$13,373 million in 2006.

Cash flow used in investment activities in 2007, was mainly for the acquisitions of Cedsa, Peruplast and Tech Pak, and the investment plan for the year, which includes the construction of a PVC profiles plant (PVTEC), increases in capacity in cables (Ficap, Indeco and Cedsa), packaging (Alusa, Peruplast and Aluflex) and the implementation of SAP in Chile, Peru and Argentina

The following table summarizes the Company’s assets as well as the scheduled maturities of the Company’s debt as of December 31, 2007:

	As of December 31, 2007 (in Ch$ million)
	Expected Maturity Date
	2008	2009	2010	2011	2012	2013 & beyond	TOTAL	FAIR VALUE
ASSETS
Fixed Rate
Time Deposits (BRL)	8	-	-	-	-	-	8	8
Average Interest Rate (%)	11.31%	0.00%	0.00%	0.00%	0.00%	0.00%	11.31%	11.31%
Marketable securities (Non-Indexed Ch$)	533	-	-	-	-	-	533	533
Average Interest Rate (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Marketable securities (COP)	248	-	-	-	-	-	248	248
Average Interest Rate (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	5.35%	5.35%

DEBT
Fixed Rate
Bank Debt (US$)	-	4,163	-	-	-	-	4,163	4,198
WAIR (%)(1)	0.00%	6.25%	0.00%	0.00%	0.00%	0.00%	6.25%	5.78%
Bank Debt (BRL)	-	-	-	201	-	-	201	201
WAIR (%)	0.00%	0.00%	0.00%	11.50%	0.00%	0.00%	11.50%	11.50%
Bonds (UF)	5,081	5,273	5,537	5,813	-	-	21,704	22,348
WAIR (%)	5.00%	5.00%	5.00%	5.00%	0.00%	0.00%	5.00%	3.71%
Bank Debt (UF)	549	543	569	597	626	2,440	5,324	5,324
WAIR (%)	4.81%	4.80%	4.80%	4.80%	4.80%	4.80%	4.80%	4.80%
Bank Debt (US$)	1,596	1,151	466	419	157	-	3,788	3,788
WAIR (%)	7.70%	7.68%	7.48%	7.48%	7.60%	0.00%	7.64%	7.64%
Bank Debt (COP)	167	154	22	-	-	-	343	343
WAIR (%)	12.21%	12.21%	12.21%	0.00%	0.00%	0.00%	12.21%	12.21%
Dividends payable (Non-Indexed Ch$)	15,002	-	-	-	-	-	15,002	15,002
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Dividends payable (S$)	49	-	-	-	-	-	49	49
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Accounts payable (Non-Indexed Ch$)	6,389	-	-	-	-	-	6,389	6,389
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Accounts payable (UF)	560	-	-	-	-	-	560	560
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Accounts payable (US$)	18,330	-	-	-	-	-	18,330	18,330
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Accounts payable (EUR)	154	-	-	-	-	-	154	154
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Accounts payable (ARS)	296	-	-	-	-	-	296	296
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Accounts payable (BRL)	4,026	-	-	-	-	-	4,026	4,026
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Accounts payable (S$)	573	-	-	-	-	-	573	573
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Accounts payable (COP)	227	-	-	-	-	-	227	227
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Accounts payable (other currencies)	1	-	-	-	-	-	1	1
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Notes payable (Non-Indexed Ch$)	5	-	-	-	-	-	5	5
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Notes payables (US$)	2,908	-	-	-	-	-	2,908	2,908
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Notes payables (ARS)	343	-	-	-	-	-	343	343
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Sundry Creditors (UF)	10	-	-	-	-	-	10	10
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Sundry Creditors (Non-Indexed Ch$)	156	-	-	-	-	-	156	156
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Sundry Creditors (US$)	19	11	-	-	-	-	30	30
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Sundry Creditors (ARS)	22	-	-	-	-	-	22	22
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Sundry Creditors (BRL)	65	-	-	-	-	-	65	65
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Sundry Creditors (S$)	18	-	-	-	-	-	18	18
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Due to related companies (Non-Indexed Ch$)	584	-	-	-	-	-	584	584
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Due to related companies (US$)	31	-	-	-	-	-	31	31
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Provisions and Withholdings (UF)	107	44	35	28	28	576	817	817
WAIR (%)	0.00%	5.59%	5.59%	7.00%	7.00%	7.00%	5.95%	5.95%
Provisions and Withholdings (Non-Indexed Ch$)	5,184	136	26	21	21	947	6,334	6,334
WAIR (%)	0.00%	2.01%	2.01%	7.00%	7.00%	7.00%	1.14%	1.14%
Provisions and Withholdings (US$)	242	-	-	-	-	-	242	242
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Provisions and Withholdings (ARS)	3,790	120	-	-	-	-	3,910	3,910
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Provisions and Withholdings (BRL)	3,681	2,509	-	-	-	-	6,190	6,190
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Provisions and Withholdings (S$)	2,387	-	-	-	-	-	2,387	2,387
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Provisions and Withholdings (COP)	361	-	-	-	-	-	361	361
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Unearned income (Non-Indexed Ch$)	94	-	-	-	-	-	94	94
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Unearned income (BRL)	1,323	-	-	-	-	-	1,323	1,323
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Unearned income (ARS)	1,217	-	-	-	-	-	1,217	1,217
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Unearned income (S$)	67	-	-	-	-	-	67	67
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Unearned income (COP)	422	-	-	-	-	-	422	422
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Unearned income (US$)	1,405	-	-	-	-	-	1,405	1,405
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Deferred Taxes (Non-Indexed Ch$)	-	-	-	-	-	89	89	89
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Deferred Taxes (US$)	-	-	724	-	-	-	724	724
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Deferred Taxes (ARS)	-	45	-	-	-	-	45	45
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Deferred Taxes (S$)	-	189	211	99	99	2,271	2,869	2,869
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Deferred Taxes (COP)	-	-	40	-	-	-	40	40
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Other liabilities (ARS)	-	188	-	-	-	-	188	188
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Other liabilities (Non-Indexed Ch$)	122	-	-	-	-	-	122	122
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Other liabilities (S$)	-	-	231	-	-	-	231	231
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Other liabilities (US$)	4	-	-	-	-	-	4	4
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Other liabilities (BRL)	1,176	432	-	-	-	-	1,608	1,608
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Variable Rate
Bank Debt (UF)	2,840	-	-	-	-	-	2,840	2,830
Interest Rate Based on	Tab	-	-	-	-	-	Tab	-
WAIR (%)	4.74%	0.00%	0.00%	0.00%	0.00%	0.00%	4.74%	5.12%
Bank Debt (US$)	30,951	-	-	-	-	-	30,951	31,117
Interest Rate Based on	Libor	-	-	-	-	-	Libor	-
WAIR (%)	6.35%	0.00%	0.00%	0.00%	0.00%	0.00%	6.35%	5.78%
Bank Debt (Non-Indexed Ch$)	3,943	-	-	-	-	-	3,943	3,943
Interest Rate Based on	Ipc	-	-	-	-	-	Ipc	-
WAIR (%)	7.55%	0.00%	0.00%	0.00%	0.00%	0.00%	7.55%	7.55%
Bank Debt (BRL)	10,576	-	-	-	-	-	10,576	10,576
Interest Rate Based on	CDI	-	-	-	-	-	CDI	-
WAIR (%)	10.41%	0.00%	0.00%	0.00%	0.00%	0.00%	10.41%	10.41%
Bank Debt (COP)	4,419	-	-	-	-	-	4,419	4,419
Interest Rate Based on	DTF	-	-	-	-	-	DTF	-
WAIR (%)	13.04%	0.00%	0.00%	0.00%	0.00%	0.00%	13.04%	13.04%
Bank Debt (UF)	-	1,773	1,773	102	-	-	3,649	3,650
Interest Rate Based on	-	Tab	Tab	Tab	-	-	Tab	-
WAIR (%)	0.00%	5.16%	5.16%	4.63%	0.00%	0.00%	5.15%	5.12%
Bank Debt (US$)	-	7,371	7,569	4,721	1,590	-	21,251	21,514
Interest Rate Based on	-	Libor	Libor	Libor	Libor	-	Libor	-
WAIR (%)	0.00%	6.25%	6.26%	6.37%	6.10%	0.00%	6.27%	5.78%
Bank Debt (BRL)	-	5,804	-	-	1,224	-	7,028	7,028
Interest Rate Based on	-	CDI	-	-	CDI	-	CDI	-
WAIR (%)	0.00%	11.39%	0.00%	0.00%	8.27%	0.00%	10.85%	10.85%

(1) WAIR = Weighted Average Interest Rate

The Company's cash flows from operating, finance and investment activities stated above include cash flows from the Wire & Cable unit, which is likely to be sold during 2008. Under Chilean GAAP, there is no requirement of separating cash flows from operations which under U.S. GAAP would be presented as discontinued operations. The disposal of the Wire & Cable unit will have a significant impact on the cash flows from operating, investing and finance activities, as the segment to be sold represents a significant portion of the Company's business.

Upon the closure of the disposal of the Wire & Cable unit, the Company will receive US$448 million in cash and 2.5 million shares of Nexans. Furthermore, the net profit from the transaction will be included in net income of the year the transaction is closed, thereby forming part of net income of the year over which, pursuant to the dividend policy applied, 76%, but up to US$165 millions, will be distributed to Company's shareholders.

In future periods, the Company expects to receive dividend payments from Nexans based on the shares received as purchase price consideration. These dividends will be included in cash flows from operating activities.

Nexans shares are traded on public markets and thus highly fungible, which allows for the rapid liquidation of such shares in case the Company, needs cash. Nevertheless, according to the purchase agreement, the Company is prohibited in selling any share of Nexans during the first 12 months, from the close of the agreement, and up to 50% between 12 and 18 months from the closing of the agreement. Cash flows from the disposal of these shares would be included in cash flows from investment activities.

A portion of the purchase price consideration received in cash will be used to repay short-term bank debt and other current liabilities. Therefore, after required debts prepayments, the Company expects that future cash flows created by continuing operations will be sufficient to timely fulfill short-term and long-term obligations.

Capital Expenditures

The investment and financing policy for the current year was presented during the Annual Shareholders’ Meeting that was held on April 25, 2008. This policy requires that the Company’s investment levels shall be at the levels necessary to sustain its businesses and operations.

The Company’s capital expenditure plans amount to Ch$37,106 million for the period 2007 to 2009, and are broken down as follows:

	Amounts in Ch$ million
Business Unit	2007	2008-2009 (1)	Total
Wire & Cable	9,613	10,550	20,162
Brass Mills	950	614	1,564
Flexible Packaging	4,178	6,935	11,113
Aluminum Profiles	3,986	281	4,267
Total	18,727	18,379	37,106

(1) Excpet for Wire & Cable Business that consider capital expenditures only for 2008.

Wire & Cable Unit. The Company's expected investments for the Wire & Cable business unit of Ch$10,550 million for 2008, include the acquisition of machinery and equipment mainly in Brazil, Peru and Colombia, and to a lesser extent in Chile and Argentina. As was agreed with Nexans, these expenditures are considered as part of the transaction. For 2009, the Company has no intention to continue investing in this business unit, unless the transaction with Nexans is not completed, for details see discussion below.

Brass Mills Unit. The Company's investment plans for the Brass Mills unit amount to Ch$614 million the next years, which includes machinery and overhaul of equipment primarily for its plant facility in Chile.

Flexible Packaging Unit. Planned capital expenditures for the Company's Flexible Packaging unit total Ch$6,935 million and include machinery and equipment in Chile, Argentina and Peru, mainly for the acquisition of printers and laminators. In the case that the transaction with Nexans is completed, the Company will set new investments for this business unit, for details see discussion below.

Aluminum Profiles Unit. Planned capital expenditures for the Aluminum unit amount to Ch$281 million, which include the acquisition of machinery and equipment for its aluminum and PVC profiles plants.

As discussed above, in the case that the transaction with Nexans is completed, the Company will sold its Wire & Cable unit, so no further capital expenditures will be required by Madeco to this unit. However,  upon the completion of the transaction, the Company will receive from Nexans 2.5 million shares and US$448 million that after charges (i.e. minority interest, bond prepayment, Wire & Cable financial debt, income tax and extraordinary dividend payment), as was estimated on February 21, 2008, will amount to approximately US$98 million. The Company believes that it could invest approximately US$38 millions in debt prepayment and US$60 million in its Flexible Packaging unit in order to expand its regional presence and to increase its installed capacity; nevertheless, the Company may decided to invest in one of its other business units.

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

Progress is being made on the strategic plan for 2006-2008 including consolidation of the performance of the Wire and Cable and Flexible Packaging units and maintenance of the market leadership of the Aluminum Profiles unit. Simultaneously, the Company’s financial position has improved and the Company has begun to use SAP in order to implement best practices throughout the Company. In addition, the Company implemented the Skills Management Program in order to improve strategic management in the human resources area.

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

Brass Mills

In Chile, though the Company expects that growth in GDP and new mining projects will support demand, high copper prices, deteriorated exchange rate affecting exports and competition from local producers will continue affecting the Company’s sales and margins. This Business Unit expects to focus its marketing efforts on the penetration of new foreign markets, particularly in the industrial pipes sector and thus mitigate its dependence on the construction industry. In Argentina, the Company expects to continue with its current level of production for the local market, developing markets such for refrigeration tubes, industrial water pipes and tubes used in heat exchangers. Furthermore, due to the estimated growth in demand for ethanol, the Company is exploring the possibility of entering the market for pipes used in sugar mills to produce ethanol in Brazil.

Flexible Packaging

In the Chilean flexible packaging segment, management will continue focusing the Company’s growth efforts on cross-selling to large customers, increasing its presence in the Chilean seafood industry and export market, and emphasizing value-added products. To support this goal, the Company has made relevant investments in Chile to increase capacity. In Argentina, the Company has focused on restructuring its product portfolio to include more value–added products and to carry out an investment plan which will upgrade capacity and technological capabilities. During 2006, the Company’s customers in the Argentine market have exerted pressure to fix prices; therefore, the Company will continue to focus its growth efforts on export markets, particularly in those markets where the Company has some competitive advantages, such as Brazil. In March 2007, Alusa increased its participation in Peruplast and Tech Pak and subsequently, the two companies merged forming Peruplast. Peruplast implemented a new strategy focused on more value-added products in order to increase the return on its assets. Additionally, Peruplast will focus on creating new synergies between the Alusa Group companies.

Aluminum Profiles

Even though the construction sector experienced important growth during 2007, foreign competition (mainly from China at low costs), and substantive increases in aluminum prices, have placed increased pressure on the industry and the Company’s margins. During 2008, the Company expects moderate growth in residential construction, with a scenario similar to the last 2 years in terms of competition and margins. At the end of 2007, the Company completed the implementation of its new PVC profiles subsidiary, enhancing its mix of products in 2008 allowing it to offer PVC window and door profiles and systems to its customers. Synergies between both divisions are expected to strengthen the Company’s current competitive position.

Off-Balance Sheet Arrangements

The Company did not have any off-balance sheet arrangements as of December 31, 2007.

ITEM 6. Directors, Senior Management and Employees

go to Table of Contents

Directors

During the Company’s Annual Shareholders’ Meeting held on March 25, 2008, the Company’s Board of Directors was elected for a period of 3 years.

The following table sets out the current membership of the Board of Directors and each member’s position on the Board, year of birth, year of initial election to the Board and other directorships:

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
Chairman, Compañía Cervecerías Unidas Argentina S.A. Chairman, Compañía Telefónica del Sur S.A.
Chairman, Compañía de Teléfonos de Coyhaique S.A. Chairman, LQ Inversiones Financieras S.A.
Chairman, Viña San Pedro S.A.
Director, Compañía Pisquera de Chile S.A.
Director, Viña Altair S.A.
Director, Banco de Chile
Director, SM Chile S.A.
Director, Antofagasta Minerals S.A.
				Director, Antofagasta plc
Jean-Paul Luksic Fontbona (1) (4)	Vice-Chairman	1964	1985	Chairman, Minera El Tesoro
Chairman, Minera Los Pelambres
Chairman, Minera Michilla S.A.
Chairman, Antofagasta Minerals S.A.
Chairman, Antofagasta PLC
Chairman, Antofagasta Railway Company PLC
Chairman, Minera Esperanza
				Director, Quiñenco S.A.
Andrónico Luksic Craig (1)	Director	1954	1980	Vice-Chairman, Quiñenco S.A.
Vice-Chairman, Banco de Chile
Director, Compañia Cervecerias Unidas S.A.
Director, Industria Nacional de Alimentos S.A.
Director, Sociedad de Fomento Fabril (SOFOFA)
				Director, Bolsa de Comercio de Santiago
Hernán Büchi Buc	Director	1949	1994	Director, Quiñenco S.A. Director, Soquimich S.A. Director, Falabella S.A. Director, Pilmaiquén S.A.
Francisco Pérez Mackenna (2) (3)	Director	1958	2007	Director, Banco de Chile
Director, SM Chile S.A.
Director, Compañía Cervecerías Unidas S.A.
Director, Viña San Pedro S.A.
Director, Inversiones y Rentas S.A.
Director, Embotelladoras Chilenas Unidas S.A.
Director, Compañía Cervecerías Unidas Argentina S.A. Director, Compañía Telefónica del Sur S.A.
Director, Compañía de Teléfonos de Coyhaique S.A. Director, LQ Inversiones Financieras S.A.
Director, Banchile Corredores de Bolsa S.A.
Director, Compañía Pisquera de Chile S.A.
				Director, Calaf S.A.
Alejandro Ferreiro Yazigi (3) (4)	Director	1966	2008	Director, compañía de seguros de vida Corpvida. S.A. Consejero del Sistema de Empresas Públicas, SEP.
Augusto Iglesias Palau (3) (4)	Director	1956	2008	Director, Compañía Chilena de Fósforos S.A. Director, PrimAmérica Consultores Director, Colegios Padre Hurtado y Juanita de los Andes Director, SCAN Director, Top Partners
Oscar Ruiz-Tagle Humeres (4)	Honorary Chairman	1920	1970

(1) Guillermo Luksic Craig, Andrónico Luksic Craig and Jean-Paul Luksic Fontbona are brothers.
(2) On June 26, 2007, Alessandro Bizarri Carvallo resigned from the Board of Directors and the Company’s Directors’ Committee. Francisco Pérez Mackenna was elected by the Board to replace him until the reelection of the Board on March 25, 2008.
(3) The Company’s Directors’ Committee includes Francisco Pérez Mackenna, Augusto Iglesias Palau and Alejandro Ferreiro Yazigi.
(4) The Audit Committee includes Augusto Iglesias Palau and Alejandro Ferreiro Yazigi. Both members are independent from the controlling shareholder and were elected as new directors at the Annual Shareholders’ Meeting held on March 25, 2008 to replace Felipe Joannon Vergara and Euguenio Valck Varas.
(5) Mr. Oscar Ruiz-Tagle Humeres resigned on July 24, 2001 and on that same day was nominated as an Honorary Chairman of the Board. Mr. Guillermo Luksic Craig was nominated as the new Chairman of the Board; in his replacement as Vice-Chairman, Mr. Jean Paul Luksic Fontbona was elected.

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

The following table sets out the current executive officers of the Company and each officer’s position, the month and year from which each officer has held the position and the month and year in which each officer joined the Company:

Executive Officers	Position	Position Held Since	Joined Madeco
Tiberio Dall’Olio (1)	Chief Executive Officer	Oct. 2002	Oct. 2002
Cristián Montes	Chief Financial Officer	April 2006	April 2006
Enrique Sotomayor (2)	Legal Counsel and Secretary of the Board (2)	Sep. 1974	Sep. 1974
Julio Cordoba (3)	Director of Operations	Oct. 2002	Oct. 2002
Jorge Tagle	Business Unit Manager: Flexible Packaging	July 2005	Oct. 2002
Mario Puentes	Business Unit Manager: Aluminum Profiles	Oct. 1999	Oct. 1999
Agilio Leao de Macedo Filho	Chief Executive Officer Ficap	July 2004	July 2004
Juan Enrique Rivera	Chief Executive Officer Indeco	Jan. 1996	June 1995
Sady Herrera	Chief Executive Officer Decker-Indelqui	May 2002	July 2000
Jorge Uribe	Chief Executive Officer Cedsa	July 2001	February 2007

(1) Mr. Dall’Olio’s contract with Madeco expires on September 30, 2008.
(2) Enrique Sotomayor was named Secretary of the Board in November 1986.
(3) Mr. Cordoba’s contract with Madeco expires on September 30, 2008.

Tiberio Dall’Olio (born 1937). Mr. Tiberio Dall’Olio has been the Company’s Chief Executive Officer since October 2002. Previously he was the CEO of the Company between 1980 and 1986. His additional work experience includes: Teleco Cables Italy (1991-2000), CCU (1986-90), Ceat General Cable (1968-1973), Ceat Italy Cables (1962-68) and Olivetti (1960-62). Mr. Dall’Olio received his law degree at the Padua University (Italy).

Cristián Montes (born 1965). Mr. Cristián Montes has served as Chief Financial Officer of Madeco S.A. since April 2006. Prior to his current position, he was Chief Executive Officer at Construmart S.A. for six years. He also was Chief Financial Officer and Sales & Marketing Manager of Cerámicas Cordillera S.A. (part of the Pizarreño Group of companies). He received a degree in Business Administration from the Universidad Católica de Chile.

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

Agilio Macedo (born 1947). Mr. Agilio Macedo joined the Company in July 2004 as the Chief Executive Officer of Ficap S.A., the Company’s wholly owned Brazilian affiliate. His previous work experience includes: Master Mind Consultoria Ltda. (2002-2004); Aracruz Celulose S.A. (1995-2002); Courtaulds International Ltda. (1991-1995); Associados em Finanças e Investimentos Ltda.(1987-1991); Cia Fiat Lux (1983-1986); Xerox do Brasil S.A. (1976-1983) and Cummins Engine Co. (1974-1976). He received his degree in Civil Engineering from the University of Paraná and Masters in Business Administration from the Stanford University Business School.

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

Sady Herrera (born 1957). Mr. Sady Herrera joined the Company in July 2000 and was appointed Deker-Indelqui’s Chief Executive Officer in May 2002. His previous work experience includes: Coresa Argentina S.A. (1998-2000), Empresas Torre S.A. (1986-1997), Armada de Chile (1979-1985). He received his degree in Naval Engineering from the Academia Politécnica Naval de Viña del Mar and his post-graduate degree in Economics and Administration from the Universidad Católica de Chile.

Jorge Uribe (born 1956). Mr. Jorge Uribe studied Public Accounting at St. Thomas University in the city of Bucaramanga and received an MBA from the same university. In 2001, he acquired Cedsa S.A., and has been its CEO since its inception. Additionally, he has served as an advisor to several companies in the city of Bucaramanga and is a university professor in the undergraduate program at St. Thomas University.

Compensation

For the year ending December 31, 2007, the total compensation paid by the Company to all directors was Ch$90 million and to all executive officers, Ch$5,534 million. The Company does not disclose to its shareholders, or otherwise make public, information regarding the compensation of its individual executive officers, nor is it required by Chilean law. The Company does not maintain any pension plans or retirement programs for its directors or executive officers.

On October 27, 2004, Madeco's Board of Directors approved the renewal of the employment agreements of the Company's Chief Executive Officer, Tiberio Dall'Olio, and the Director of Operations of Madeco Chile, Julio Cordoba, for an additional two-year period. The two executives, originally hired for a two-year period in October 2002, were given renewed contracts that expire on September 30, 2008. The contract of Tiberio Dall’Olio was renewed in September 2006, and will terminate on September 30, 2008.

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

In its meeting on May 30, 2006, the Board granted new stock options at Ch$48.52 per share to Mr. Tiberio Dall’Olio, for 100,000,000 shares and to Mr. Julio Cordoba, for 20,000,000 shares. Both options can be exercised between October 1st and November 12 of 2007. The contracts for these stock options were signed on July 14, 2006, between these executives and the Company.

There is an annual performance-based bonus program for executive officers.

Each year, the Board of Directors submits a proposal regarding compensation of its members to the shareholders, who approve the Board’s proposal at the annual ordinary Shareholders’ Meeting. The following table sets forth the total compensation paid by the Company and its subsidiaries to each Company’s director of the Board for services rendered in 2007 in thousands of Chilean pesos:

Director	2007 (In ThCh$)
Guillermo Luksic Craig (1)	1,340
Andrónico Luksic Craig (1)	373
Jean-Paul Luksic Fontbona (1)	1,896
Hernan Büchi Buc	2,067
Alessandro Bizzarri Carvallo (2)	1,837
Francisco Pérez Mackenna (2)	3,271
Felipe Joannon Vergara	19,084
Eugenio Valck Varas	5,941
Oscar Ruiz-Tagle Humeres (3)	54,226
Total	90,035

  Guillermo Luksic Craig, Andronico Luksic Craig and Jean Paul Luksic Fontbona are brothers.
  On June 26, 2007, Alessandro Bizarri Carvallo resigned from the Board of Directors and the Company’s Directors’ Committee. Francisco Pérez Mackenna was elected by the Board to replace him until the reelection of the Board on March 25, 2008.
  Mr. Oscar Ruiz-Tagle Humeres resigned on July 24, 2001 and on that same day was nominated as an Honorary Chairman of the Board.

Board Practices

Directors’ Service Contracts

As approved at the Ordinary Shareholders’ Meeting, held on March 25, 2008, the current term of office for each director expires in 2011. There are no service contracts among any of the directors and Madeco S.A. providing for benefits upon termination of employment.

Directors’ Committee

According to Chilean Corporations Law, the Boards of Directors of corporations whose market capitalization reaches or exceeds UF1.5 million (as of May 31, 2008, approximately US$62.8 million) shall designate a Directors’ Committee (the “Directors’ Committee”). If the market capitalization falls below this threshold, there is no obligation to designate a Directors’ Committee. However, corporations which do not reach the threshold may voluntarily assume Directors’ Committee obligations, in which case they shall strictly follow the provisions of the Law.

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

The Directors’ Committee’s discussions, agreements, and organization are regulated, in every applicable matter, by the Chilean Corporation's Law provisions related to Board of Directors’ meetings. The Directors’ Committee shall inform the Board of Directors about the manner it will request information and of its resolutions.

The Directors’ Committee shall be composed of three members, the majority of which shall be independent. Independent directors are those that would have been elected even if the votes cast in the director’s favor by the controlling shareholder and its related persons had not been counted. However, a majority of directors related to the controlling shareholder is permissible if there are an insufficient number of independent directors. Should there be more than three directors entitled to participate in the Directors’ Committee, the Board of Directors shall elect the members of the Directors’ Committee by unanimous vote. Should the Board fail to reach an agreement, the matter shall be decided by drawing. The Company’s Directors’ Committee was composed, until June 26, 2007, of Mr. Felipe Joannon, Alessandro Bizzarri and Eugenio Valck. Mr. Felipe Joannon and Mr. Alessandro Bizzarri were appointed by the controlling shareholder while Mr. Eugenio Valck is an independent director. On June 26, 2007, the Board of Directors accepted the resignation of Mr. Alessandro Bizzarri and designated Mr. Francisco Pérez Mackenna to replace him until the next Annual Shareholder´s Meeting.

At the Annual Shareholders’ Meeting held on March 25, 2008, the Board of Directors was renewed. Eugenio Valck Varas and Felipe Joannon Vergara were replaced by Augusto Iglesias Palau and Alejandro Ferreiro Yazigi, both independent Directors, as explained above. The Board of Directors then elected Augusto Iglesias Palau, Alejandro Ferreiro Yazigi and Francisco Pérez Mackenna to form the Company’s Directors’ Committee for a period of three years.

In addition to the general liabilities imputable to any director, the directors that compose the Directors’ Committee shall, in the exercise of their duties, be jointly and severally liable for any damage caused to the corporation or the shareholders.

The members of the Director’s Committee shall be remunerated. The amount of such remuneration shall be established annually by the shareholders, taking into consideration the duties that the Director’s Committee members shall perform. The remuneration of the members of the Company’s Director’s Committee is UF 50 (as of May 31, 2008, approximately US$2,092) per Director’s Committee meeting.

The shareholders shall determine the budget of the Directors’ Committee and those of its advisors, and the Director’s Committee shall be allowed to request the recruitment of professionals to fulfill its duties, within the limits imposed by the budget. The activities of the Directors’ Committee and its expenses, including its advisors’, shall be included in the annual report and conveyed to the shareholders. The budget of the Company’s Directors’ Committee and its advisors is UF 2,000 per year (as of May 31, 2008, approximately US$83,668).

Audit Committee

Pursuant to NYSE Rule 303A.06, in 2008, Madeco designated an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act and the additional requirements under NYSE Rule 303A. The Audit Committee is currently composed by Messrs. Augusto Iglesias Palau and Alejandro Ferreiro Yazigi.

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

Under Chilean law, the only board committee that is required is the Directors’ Committee, composed of three members, such a committee having a direct responsibility to (a) review the company’s financial statements and the independent auditors’ report and issue an opinion on such financial statements and report prior to their submission for shareholders’ approval, (b) make recommendations to the Board of Directors with respect to the appointment of independent auditors and risk rating agencies, (c) review transactions in which directors have an interest and transactions between affiliated companies, and issue a report on such transactions, (d) review the managers and principal executive officers compensation policies and plans and (e) perform other duties as defined by the company’s charter, by the annual shareholders’ meeting or by the board. Of the three members of the Committee, two have to be independent from the controlling shareholder. A director who is a member of the Directors’ Committee is “independent” if, subtracting the votes of the controlling shareholder and its affiliates from the total number of votes given in favor of such director, he or she would have been nevertheless elected. Directors elected with the votes of the controlling shareholder and its affiliates may constitute the majority of the Directors’ Committee if there are not enough independent directors on the board. The members of the Committee are jointly and severally liable for any damages they cause to the company and its shareholders.

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

Employees

The following table breaks down the Company’s total number of employees by country as of December 31, 2005, 2006 and 2007 as well as of March 31, 2008:

Total Number of Employees (1)
Country	Dec 31, 2005	Dec 31, 2006	Dec 31, 2007	March 31, 2008
Chile	1,634	1,555	1,554	1,636
Brazil	618	731	895	915
Peru (2) Peru	308	315	1,194	1,227
Argentina	298	390	433	444
Colombia (3)	-	-	181	201
Total	2,858	2,991	4,257	4,423

  The Table includes Optel´s workforce in Madeco´s consolidation, 5 employees as of December 31, 2005, 18 employees as of December 31, 2006, 23 employees as of December 31, 2007, and 21 employees as of March 31, 2008.
  Since March 31, 2007, Alusa’s Peruvian subsidiaries, Peruplast S.A. and Tech Pak S.A., consolidated their accounting records with those of the Company.
  Since March 31, 2007, Madeco’s Colombian subsidiary, Cedsa S.A., has consolidated its accounting records with those of Madeco.
As of December 31, 2007, a total of 1,335 employees, or 31.4% of the Company’s total workforce, were represented by 15 labor unions, which represent their members in collective bargaining negotiations with the Company. Additionally, the Company had a total of 198 temporary employees who were hired for specific time periods to satisfy short-term needs. Management’s relationship with the labor unions representing the employees is generally good.

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

The following tables and discussion provide further information regarding the Company’s total human resources by business unit as of December 31, 2005, 2006 and 2007, as well as of March 31, 2008:

	Executives	Professionals	Employees	Total

December 31, 2005
Wire & Cable and Brass Mills	35	475	1,512	2,022
Flexible Packaging	7	147	400	554
Aluminum Profiles	7	84	191	282
Madeco Consolidated	49	706	2,103	2,858

December 31, 2006
Wire & Cable and Brass Mills	36	511	1,563	2,110
Flexible Packaging	5	158	438	601
Aluminum Profiles	7	89	184	280
Madeco Consolidated	48	758	2,185	2,991

December 31, 2007 (1)
Wire & Cable and Brass Mills	47	633	1,902	2,582
Flexible Packaging	25	407	978	1,410
Aluminum Profiles	10	105	150	265
Madeco Consolidated	82	1,145	3,030	4,257

March 31, 2008 (1)
Wire & Cable and Brass Mills	49	665	2,003	2,717
Flexible Packaging	26	432	979	1,437
Aluminum Profiles	10	106	153	269
Madeco Consolidated	85	1,203	3,135	4,423

(1) Figures for the Wire & Cable and Flexible Packaging business units include employees from the Colombian facility, which was acquired in February 2007, and from the Peruvian subsidiaries which started consolidating in March 2007.

Wire & Cable and Brass Mills. The following table sets forth the Company’s human resources as of December 31, 2007 for the Wire & Cable and Brass Mills business units. The employees are broken down by employee category and country:

Wire & Cable and Brass Mills Units: Employees as of December 31, 2007
	Executives	Professionals	Employees	Total
Chile	14	147	689	850
Brazil	17	88	790	895
Peru	4	334	80	418
Argentina	2	39	197	238
Colombia	10	25	146	181
Total	47	633	1,902	2,582

In Chile as of December 2007, the Company had 850 permanent employees and 25 temporary employees. A total of 664 employees were represented by 7 labor unions and one non-unionized labor union (590 and 74 employees, respectively). On December 16, 2004, Madeco Chile reached an agreement with Unions Nº1 and Nº2 prior to the expiration of the collective bargaining agreement. The Company also reached an agreement with Union Nº3 and the non-unionized workers. Consequently, the Company and the Unions signed new contracts with a three year term, expiring on January 1, 2010. The last work stoppage in Madeco-Chile was in February 1993 and lasted 10 days. At Armat, new collective bargaining agreements were signed with Unions Nº1 and Nº2, which involved 42 and 26 workers respectively with a 2 year term. Armat’s last work stoppage was in 1991 and lasted 12 days. By the end of 2006, Cotelsa signed a collective bargaining agreement with its two labor unions which represented 101 employees.

In October 2005 and January 2007, the Company reduced its workforce by 120 and 54 employees, respectively, in the Brass Mills business unit’s facilities located in Chile.

In Brazil, as of December 2007, the Company had 895 permanent employees and 11 temporary employees. A total of 318 employees were represented by 2 labor unions, Metalurgicos do Rio de Janeiro and Metalurgicos de Campinas. Collective bargaining in Brazil is done on a statewide basis rather than on an industry-wide basis or on a company-by-company basis. Each year, the unions negotiate with their respective municipal governments to reach an agreement. The Company’s last work stoppage in Brazil was in October 1997, lasting four days and involving 54 employees; currently, the Company considers its relations with all its employees to be good.

In Peru, as of December 2007, the Company had 418 permanent employees and 12 temporary employees, none of which were members of labor unions, in 2007. The Company has experienced no strikes in Peru since 1993.

In Argentina, as of December 2007, the Company had 238 permanent employees and 1 temporary employee. A total of 142 employees were represented by 2 labor unions. Collective bargaining in Argentina is done on a statewide basis, rather than on an industry-wide basis or on a company-by-company basis. Although, there have been several work stoppages in Argentina since the Company’s acquisition of Indelqui in 1990 these were due to strikes called by nation wide labor federations and were unrelated to conditions at the Company’s operations. The last work stoppage was in 1999 and involved 301 employees.

In Colombia, as of December 2007, the Company had 181 permanent employees and 35 temporary employees, none of which were members of a labor union during 2007. The Company has experienced no strikes in Colombia.

Flexible Packaging. The following table sets forth the Company’s human resources as of December 31, 2007, for the Flexible Packaging unit. The personnel are broken down by employment category and country of origin.

Flexible Packaging Unit: Employees as of December 31, 2007
	Executives	Professionals	Employees	Total
Chile	4	107	328	439
Argentina	3	40	152	195
Peru	18	260	498	776
Total	25	407	978	1,410

In Chile as of December 2007, the Company had 439 permanent employees and 9 temporary employees. A total of 270 and 163 employees were represented by four bargaining commissions (three labor unions and one non-unionized personnel commission, respectively). In 2006, the Company entered into a three-year collective bargaining agreement with bargaining commissions. The last work stoppage, which occurred on August 1998, lasted 20 days and included 130 employees.

In Argentina as of December 2007, the Company had 195 permanent employees and 50 temporary employees. A total of 52 employees were represented by one labor union in 2007. On June 2006, Aluflex signed a collective bargaining agreement with a union that represented 166 company employees.

In Peru as of December 2007, the Company had 776 permanent employees and 2 temporary employees, none of which were members of labor unions, in 2007. The Company has experienced no strikes in Peru since 1996.

Aluminum Profiles. The following table sets forth the Company’s personnel at December 31, 2007 for the Aluminum Profiles unit. Personnel are broken down by employment category.

Aluminum Unit: Employees as of December 31, 2007
	Executives	Professionals	Employees	Total
Total	10	105	150	265

The Aluminum Profiles division in Chile had 265 permanent and 53 temporary employees. A total of 53 employees were represented by two unions. In December 2006, Indalum completed its collective bargaining process and entered into an employee labor agreement for the next 3 years with Unions No.1 and No.2, and with the Bargaining Commission for non unionized personnel (both groups represented a total of 226 employees).

Indemnities

All employees who are terminated in Chile, Brazil, Peru, Argentina and Colombia for reasons not imputable to the workers are entitled by law to receive a severance payment.

In Chile, if the employee has been working continuously for a period of 12 months or more and the employer ended his contract due to necessities of the company, the employer will have to pay the employee, an indemnification for each year and fraction thereof (up to six months) that the employee worked for the company, equivalent to thirty days of salary for the last worked month. This indemnification has a maximum amount equivalent to three hundred and thirty days of remuneration (11 years) and a limit of 90 U.F. per year (as of May 31, 2008, approximately US$41,416). If the employer chooses to terminate an employee under these circumstances, it will have to inform the worker within thirty days of the anticipated termination. Nevertheless, it will not be required to give the employee this much notification, if the Employer chooses to pay the indemnification (in money equivalent) of the last yielded remuneration.

In Chile, the employees of the Company who are subject to collective bargaining agreements receive an indemnification for each year worked (exclusive of the remuneration discussed above), equivalent to 30 days of salary for each full year, and fraction thereof that is worked. This payment will become effective if the Company has the need to terminate the employee’s contract, or if the worker voluntary resigns (unless the worker violates sections N°1 and N°6 of article N° 160 of the labor code). The collective bargaining agreement does not contain any limitation regarding the total amount that may be paid to the employee (in terms of years or remunerations), but establishes a maximum number of employees per year that may voluntarily terminate their contracts and claim severance benefit. However, the above referenced indemnification must not be inferior to the amount established by law.

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

In Colombia, permanent employees are entitled to one month’s salary for each year of service, under the Colombian law (“Cesantias”). The employees who are terminated in Colombia for reasons not imputable to them are entitled by law to receive a severance payment (“Indemnizaciones”). The payment is as follows:

  If an employee earns less than 10 minimum Legal Salaries: For a year of service, the employee will earn 30 days of work; for more than a year of service, 30 days the first year plus 20 days for each additional year worked.

  If an employee earns more than 10 actual minimum Legal Salaries: For a year of service, the employee will earn 20 days of work; for more than a year, 20 days the first year and 15 additional days for each year worked.

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

Retired employees in Colombia are subject to a national pension fund law, which establishes a system of independent pension plans administered by private pension funds. The Company has no liability for the performance of the pension plans or any pension payments to be made to the employees.

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

ITEM 7. Major Shareholders and Related Party Transactions

go to Table of Contents

Major Shareholders

Madeco’s only outstanding voting securities are its shares of common stock. The following table sets forth information concerning ownership of Madeco’s common stock as of May 31, 2008 with respect to each shareholder owning more than 5% of the outstanding shares of common stock and with respect to the percentage of Madeco’s common stock owned by all directors and executive officers of Madeco as a group:

Shareholder	Number of shares owned	% Ownership
Quiñenco S.A. and subsidiaries (1) (2)	2,557,255,382	45.17%
The Bank of New York	427,161,930	7.55%
AFP Provida S.A.	377,214,179	6.66%
AFP Habitat S.A.	322,983,162	5.71%
AFP Cuprum S.A.	306,875,815	5.42%
AFP Capital S.A.	298,009,551	5.26%
Directors, Executive Officers and related parties as a group (3)	138,889,305	2.45%

(1) The controlling shareholder of Madeco S.A. is Quiñenco S.A., an open stock corporation.
(2) Quiñenco S.A. directly controls 40.10% of Madeco S.A. (2,269,895,546 shares) and indirectly controls through its subsidiary, Inversiones Río Grande S.A., 5.08% (287,359,836 shares).
(3) Includes shares owned by Executives, Luksic family members and its related companies, excluding Quiñenco S.A. and Inversiones Río Grande S.A.

Quiñenco S.A. is controlled by the Luksic Group, whose principal members are The Luksburg Foundation, Andrónico Luksic Craig, Guillermo Luksic Craig and Jean-Paul Luksic Fontbona. Until his death in August 2005, the Luksic Group also included Andrónico Luksic Abaroa, the father of Andrónico Luksic Craig, Guillermo Luksic Craig and Jean-Paul Luksic Fontbona. As of the date of this Annual Report, certain members of the Luksic Group beneficially own 83.1% of the outstanding shares of common stock of Quiñenco. Jean-Paul Luksic Fontbona does not directly or indirectly owns any shares of Quiñenco but exercises control through memberships on boards of directors and managing councils of Luksic Group companies.

Control by the Luksic Group is exercised through the Luksic Group’s control of Andsberg Inversiones Ltda., Ruana Copper A.G. Agencia Chile, Inversiones Orengo S.A., Inversiones Consolidadas S.A., Inversiones Salta S.A., Inmobiliaria e Inversiones Río Claro S.A. and Inversiones Río Claro Ltda., which are the Luksic Group companies that hold shares of Quiñenco. The Luksburg Foundation beneficially owns approximately 94.6% of the total equity interest in Andsberg Inversiones Limitada, 100% of the outstanding shares of common stock of Ruana Copper A.G. Agencia Chile and 97.3% of the common shares of Inversiones Orengo S.A., entities which jointly hold approximately 56.8% of the outstanding shares of common stock of Quiñenco.

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

Quiñenco’s only outstanding voting securities are its shares of common stock. There was no significant change in the share ownership of Quiñenco in 2005, 2006 or 2007. The following table sets forth information concerning ownership of the shares with respect to the Luksic Group’s companies as of December 31, 2007:

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class
Common Stock	Andsberg Inversiones Ltda. Ruana Copper A.G. Agencia Chile Inmobiliaria e Inversiones Río Claro S.A. Inversiones Consolidadas S.A. Inversiones Salta S.A. Inversiones Río Claro Ltda. Inversiones Orengo S.A.	391,308,877 255,946,677 143,427,860 129,988,779 19,121,268 8,934,508 2,619,260	34.2% 22.4% 12.5% 11.4% 1.7% 0.8% 0.2%

In addition, the Fundación Andrónico Luksic A., a charity foundation, owned 1,432,232 shares of Quiñenco equivalent to a 0.1% interest, and Inversiones Carahue S.A., a company owned by Paola Luksic Fontbona, owned 8,211 shares as of December 31, 2007. Davor and Andrónico Luksic Lederer, sons of Andrónico Luksic Craig, each own 128 shares of Quiñenco.

The Company’s shareholders have identical voting rights. To the knowledge of the Company, there are no arrangements or operations that may result in a change in control of the Company.

Madeco’s majority shareholder is Quiñenco S.A., which, through its direct and indirect interests in the Company, beneficially owns as of May 31, 2008 an aggregate of 45.17% of the outstanding shares (2,557,255,382 shares) of Common Stock. Between April 26, 2005 and March 25, 2008, six members of the Company’s Board of Directors were representatives of the Quiñenco Group, including the Chairman of the Board. The entire Board of Directors was reelected at the Annual Shareholders’ Meeting held on March 25, 2008, for a three-year period pursuant to the Company’s bylaws. After the Annual Shareholders’ Meeting, the Quiñenco Group reduced its representatives in the Company’s Board of Directors to five members, including the Chairman of the Board.

The following table shows the total number of shares authorized and paid as of December 31, 2005, 2006 and 2007:

	2005	2006	2007
Common Stock (number of shares authorized and paid)	5,348,390,129	5,541,192,887	5,661,192,887

The following table includes each of the Company’s shareholders with an ownership interest exceeding 1.0% at December 31, for the years 2005, 2006 and 2007, demonstrating the significant changes in ownership percentages during the past three years:

Shareholder	December 31, 2005		December 31, 2006		December 31, 2007
Quiñenco S.A. and related parties (1)	2,557,141,629	47.81%	2,557,255,382	46.15%	2,557,255,382	45.17%
AFP Provida S.A.	88,927,032	1.66%	150,227,032	2.71%	387,214,179	6.84%
AFP Habitat S.A.	82,908,314	1.55%	313,895,523	5.66%	334,545,142	5.91%
The Bank of New York	210,112,530	3.93%	318,509,330	5.75%	216,157,030	3.82%
AFP Bansander S.A.	25,537,117	0.48%	258,140,595	4.66%	206,966,302	3.66%
AFP Cuprum S.A.	21,389,584	0.40%	145,647,038	2.63%	183,066,962	3.23%
Citibank Chile Cta.de Terceros	46,017,234	0.86%	113,360,357	2.05%	174,654,001	3.09%
Dall’Olio Lenzini, Tiberio	61,056,097	1.14%	61,056,097	1.10%	161,056,097	2.84%
AFP Santa Maria S.A.	29,828,899	0.56%	104,559,989	1.89%	124,208,710	2.19%
Banchile Corredores de Bolsa S.A.	254,852,902	4.77%	163,733,746	2.95%	118,248,424	2.09%
Celfin Capital S.A. Corredores de Bolsa	142,689,620	2.67%	103,510,306	1.87%	104,170,529	1.84%
Axxion S.A.	0	0.00%	0	0.00%	87,985,096	1.55%
Bolsa de Comercio de Santiago	283,819,492	5.31%	68,221,617	1.23%	86,053,526	1.52%
Bolsa Electronica de Chile	151,685,754	2.84%	49,135,641	0.89%	60,400,432	1.07%
Fondo mutuo Legg Mason	0	0.00%	71,305,359	1.29%	58,280,547	1.03%
Others	1,392,423,925	26.03%	1,062,634,875	19.18%	800,930,528	14.15%

(1) Quiñenco S.A. directly controls 40.10% of Madeco S.A. (2,269,895,546 shares) and indirectly controls through its subsidiary, Inversiones Río Grande S.A., 5.08% of Madeco S.A. (287,359,836 shares).

As of May 31, 2008, The Bank of New York, as depositary for Madeco’s ADS facility, was the record owner of 427,161,930 shares of Common Stock in the form of 4,271,619 ADSs. These ADSs represented 7.55% of the total number of issued and outstanding shares at such date. The ADSs are issued pursuant to a deposit agreement dated June 7, 1993, as amended (the “Depositary Agreement”), among the Company, the Bank of New York as depositary (the “Depositary”) and the holders from time to time of the American Depositary Receipts (“ADSs”) evidencing the ADSs issued pursuant to the Depositary Agreement. It is not practicable for Madeco to determine the portion of its common stock or ADSs beneficially owned by U.S. persons.

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

If the conflicting interest transaction involves a “material amount,” the Board of Directors is required to produce a statement declaring in advance that the conflicting interest transaction is similar in its terms to an arm’s length transaction. A conflicting interest transaction is deemed to involve a “material amount” if the amount involved is both greater than UF2,000 (as of May 31, 2008, approximately US$83,668) and exceeds 1% of the consolidated assets of the corporation, or if the amount exceeds UF20,000 (as of May 31, 2008, approximately US$836,678) regardless of the size of the corporation.

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

Although the Company generally does not provide or receive long-term debt financing to or from other entities within Madeco (except in connection with bank loans on arm’s length terms in the ordinary course of business from the Company’s former banks), the Company has occasionally in the past and expects in the future to advance funds and receive advances of funds from other companies under the common control of the Quiñenco Group where required to meet short-term liquidity requirements. These loans have been on a short-term unsecured basis at market rates of interest and, in the case of loans made by the Company to affiliated companies, have required the prior approval of Madeco’s Board of Directors pursuant to the requirements of the Chilean Corporations Law relating to open stock corporations such as Madeco. The outstanding amounts of such loans made by the Company to affiliated companies during the years ended December 31, 2005, 2006 and 2007 were not material to Madeco, individually or in the aggregate. In addition, the Company has from time to time in the past made loans and advances to affiliated companies and to strategic investors and their affiliates to provide financing resources in connection with acquisitions of assets and other transactions. Such loans and advances have generally been made on a secured basis at market rates of interest. See Note 24 to the Consolidated Financial Statements.

The Company also provides goods and services in commercial transactions in the ordinary course of business to affiliated companies. In connection with such transactions, the Company from time to time extends unsecured credit on terms substantially similar to those available to other customers purchasing goods and services in similar quantities.

Except for the transaction described below, none of the transactions carried out during 2005, 2006 and 2007 between the Company and related parties were deemed to have been material to the Company and/or to the related party.

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

Identification of Financial Statements and Other Financial Information

See “Item 18. Financial Statements”

Export Sales

The tables below show export sales from each of the Company’s business units and their division components, in tons and in revenues. In each case, sales are also shown as a percentage of the total for the corresponding division or business unit:

Export (1) Sales Volume
	2005		2006		2007
	Volume	% total	Volume	% total	Volume	% total
Metallic Cable (in tons)	13,132	19.1%	15,015	18.9%	17,749	20.2%
Optical Fiber Cable (in km)	9,516	11.6%	17,151	28.3%	20,393	15.5%
Wire & Cable (in equivalent tons)(2)	13,348	18.9%	15,405	19.1%	18,212	20.0%
Pipes Bars and Sheets (in tons)	16,044	57.4%	17,031	64.5%	11,188	54.5%
Coins (in tons)	1,557	99.4%	1,572	97.6%	1,255	95.0%
Brass Mills (in tons)	17,601	59.6%	18,603	66.4%	12,443	57.0%
Flexible Packaging (in tons)	2,118	14.6%	2,674	17.1%	6,159	16.1%
Aluminum Profiles (in tons)	474	4.4%	484	3.9%	389	3.8%
Total (in equivalent tons)	33,541	26.7%	37,166	27.2%	37,203	23.1%

Export (1) Revenues
	2005		2006		2007
	Ch$ million	% total	Ch$ million	% total	Ch$ million	% total
Metallic Cable	33,710	14.6%	65,011	16.9%	69,495	17.0%
Optical Fiber Cable	354	18.7%	25	1.6%	18	0.8%
Total Wire & Cable	34,064	14.6%	65,036	16.8%	69,513	16.9%
Pipes Bars and Sheets	43,592	54.0%	73,862	62.7%	50,411	54.0%
Coins	5,777	83.6%	7,505	71.7%	8,161	83.7%
Brass Mills	49,369	56.3%	81,367	63.5%	58,572	56.9%
Flexible Packaging	6,816	14.1%	8,270	16.7%	14,359	16.1%
Aluminum Profiles	1,764	5.5%	994	2.8%	915	2.6%
Total	92,013	23.0%	155,667	25.9%	143,359	22.4%

(1) Exports of Metallic cables consist of all sales to customers in any country other than Chile, Brazil, Peru, Argentina and Colombia (figures for 2005 and 2006 include Colombia due to the Company acquisition of Cedsa S.A. in 2007). Exports of Optical Fiber cables consist of all sales to customers in any country other than Argentina. Exports of the PBS division of the Brass Mills unit consist of all sales to customers in any country other than Chile or Argentina. Exports of the Coins division of the Brass Mills unit consist of all sales to customers in any country other than Chile. Exports of the Flexible Packaging unit consist of all sales to customers in any country other than Chile, Argentina and Peru (figures for 2005 and 2006 include Peru due to the consolidation by the Company of Peruplast S.A.in 2007). Exports for the Aluminum unit consist of all sales to customers in any country other than Chile

(2) Total sales volume of the Wire & Cable unit includes sales of both metallic and optical fiber cable products. Optical fiber sales volumes have been converted to tons, using the conversion rate: 1 ton = 44 km.

Wire & Cable. In 2007, the Wire & Cable business unit generated export sales, which amounted to 18,212 tons or 20.0% of the total business unit’s sales volume. In terms of revenues, exports amounted to Ch$69,513 million, an increase of 6.9% compared to 2006, and represented 16.9% of the total business unit’s revenues. The copper wire rod is the primary product exported to South American countries (73.6% of Wire & Cable exports) where the Company does not have a subsidiary.

PBS. In 2007, the PBS division of the Brass Mills business unit generated export sales, which amounted to 11,188 tons or 54.5% of the total division’s sales volume. Export revenues as a percentage of the PBS division’s revenues amounted to 54.0% or Ch$50,411 million. With regard to exports, a total of 48.9% and 23.8% of products were sold in North America and Europe, respectively.

Coins. In 2007, export sales volume amounted to 1,255 tons or 95.0% of the coins division’s total sales volume. The business unit’s primary customers are central banks and coin mints around the world, with special emphasis on customers located in Central America and Europe, which represent 60.3% and 36.2% of total export revenues, respectively.

Flexible Packaging. In 2007, export sales volume amounted to 6,159 tons or 16.1% of the Flexible Packaging business unit's total sales volume. Export sales as a percentage of total in revenues represent 16.1% or Ch$14,359 million in 2007 an increase of 73.6% compared to 2006, due to the acquisition of Peruplast. Principal export customers for the Flexible Packaging unit are located in other Latin American countries. In 2007, exports to South and Central America represented 71.9 % of total export sales volumes for the unit.

Aluminum Profiles. Export sales for the Aluminum Business unit include sales made to customers in countries other than Chile. In 2007, export sales volume amounted to 389 tons or 3.8% of the Aluminum Profiles business unit’s total sales volume, or Ch$915 million represented 2.6% of the unit’s revenues.

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

On April 23, 2008, the Board of Directors of the Company agreed to ask shareholders at the next Annual Shareholders' Meeting, which is scheduled to be held no later than April 30, 2009, to approve the distribution of an extraordinary dividend of up to US$ 165 million (approximately Ch$73,504 million), or 76% of the net profit that is expected from the transaction between Madeco and Nexans (as estimated on February 21, 2008), which dividend payment would be dependent on the completion of this transaction.

With respect to the distribution of dividends, Chilean Corporate law provides that the company must distribute cash dividends equal to at least 30% of its annual net income calculated in accordance with Chilean GAAP, unless otherwise decided by a unanimous vote of the holders of all issued shares and unless and except to the extent it has accumulated losses.

Dividends are paid to all of the shareholders of record on the fifth business day (including Saturday) before the date set for payment of the dividend. Holders of record of ADSs are entitled to dividends declared for each applicable period. The dividend amounts and the aggregate amount of such dividends per share of Common Stock and per ADR for the period between 2003 and 2007 are shown in “Item 3. Key Information — Selected Financial Data.”

On December 19, 2007, the Board of Directors agreed to distribute an interim dividend of $2.65 per share, chargeable to the profits of the 2007 business year, which was paid on January 18, 2008. In spite of this dividend, due to the existence of accumulated losses, the Company has not paid any other dividends, since May 1999.

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

	Santiago Stock Exchange		NYSE
	Low	High	Low	High
Years	(Ch$ per Share) (1)		(US$ per ADS)
2003	17.0	57.5	0.25	0.89
2004	35.0	64.0	0.57	1.10
2005	40.0	62.5	7.83	11.10
2006	40.5	60.0	7.67	11.29
2007	56.8	82.9	10.91	15.90

Quarters
2006
First Quarter	40.5	47.7	7.67	9.21
Second Quarter	42.5	52.0	7.79	10.51
Third Quarter	47.3	54.0	8.65	9.90
Fourth Quarter	52.5	60.0	9.80	11.55
2007
First Quarter	57.1	69.5	10.82	13.01
Second Quarter	61.3	75.5	11.01	14.90
Third Quarter	58.5	82.9	9.90	12.00
Fourth Quarter	56.8	80.0	10.99	14.30
2008
First Quarter	39.4	57.5	7.75	12.00
Second Quarter through May 31	49.2	56.5	10.90	13.49

Months
December 2007	56.8	66.0	11.00	13.45
January 2008	39.4	57.5	7.75	11.97
February 2008	42.0	53.5	8.95	11.98
March 2008	46.5	51.0	10.01	12.00
April 2008	49.2	56.5	11.05	13.49
May 2008	55.6	50.2	10.90	12.10

(1) Chilean pesos per share of Common Stock reflect the price at the trade date and have not been restated to constant real pesos.

On June 25, 2002, the Company was notified of its non-compliance with NYSE requirements for continued listing as a consequence of the price of Madeco’s shares, which was below US$1.00 over a consecutive 30-trading-day period.

On December 31, 2002, NYSE informed the Company that it was also not in compliance with NYSE’s continued listing standard requiring an average market capitalization of not less than US$15 million (approximately Ch$10,779 million, historic value) over a 30-trading-day period.

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

On May 2003, the Company implemented a share to ADS ratio change which became effective on May 12, 2003. The ratio of shares to ADS changed from 1 ADS = 10 shares of common stock to 1 ADS = 100 share of common stock. This ratio change, together with the capital increase discussed above was implemented by Madeco to attempt to comply with the NYSE’s continuing listing requirements.

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

If the conflicting interest transaction involves a “material amount,” the Board of Directors is required to produce a statement declaring in advance that the conflicting interest transaction is similar in its terms to an arm’s length transaction. A conflicting interest transaction is deemed to involve a “material amount” if the amount involved is both greater than UF2,000 (as of May 31, 2008, approximately US$83,668) and exceeds 1% of the assets of the corporation, or if the amount exceeds UF20,000 (as of May 31, 2008, approximately US$836,678) regardless of the size of the corporation.

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

Compulsory minimum dividends (i.e., at least 30% of the company’s net profits for each fiscal year) become due thirty days after the date on which the shareholders’ meeting has approved the distribution of profits in the fiscal year. Any additional dividends approved by the shareholders become due on the date set by the shareholders or the Board of Directors if previously empowered by the Shareholders at the Annual Shareholders’ Meeting.

Accrued dividends that corporations fail to pay or make available to their shareholders within certain periods are to be adjusted by the variation of the UF from the date on which those dividends became due and to the date of the actual payment. Overdue dividends will accrue annual interest established for adjustable operations over the same period.

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

The Securities Market Law also provides that when one or more persons intend to takeover a corporation subject to oversight by the SVS, they must give prior public notice. This notice must include the price to be offered per share and the conditions of the proposed transaction, including the expected manner of acquiring the shares. Chapter XXV of the Securities Market Law considers that controlling shareholders share with minority shareholders the benefits of a change of control, by requiring that certain share acquisitions be made pursuant to a tender offer.

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

Madeco had prepaid all local Series D bonds as of June 10, 2008, for a remaining value of UF1,130,299 equivalent to Ch$22,710 million (or equivalent to US$46.97 million at the Ch$483.55 to US$1.00 at the observed exchange rate on June 10, 2008). To pay these bonds, Madeco used a short-term bridge loan with Banco ITAU that includes an option for Madeco to refinance with a long-term loan with a structure similar to that of the Series D bond.

In September 2005, Madeco prepaid all the Credit Rescheduling Agreements subscribed by the Company with its creditor banks on December 18, 2002, freeing it from the restrictions pertaining to the agreements mentioned above.

On June 5, 2006, the Company refinanced a total of US$50 million or Ch$26,680 million (historic value) of its financial debt by means of a 5-year term club deal loan, (US$ 28.6 million or Ch$15,261 million (historic value) was lent by local banks and the remaining US$ 21.4 million or Ch$11,419 million (historic value) was lent by off-shore banks). Approximately US$12 million or Ch$6,403 million (historic value) of this credit was used to prepay liabilities of the Company with Quiñenco, another US$13 million or Ch$6,937 million (historic value) was used to repay a short-term bridge loan that Banco BBVA had granted pending a capital increase, and the remaining US$25 million or Ch$13,340 million (historic value) was utilized for financing working capital requirements. During 2006, US$12.2 million or Ch$6,510 million (historic value) was paid of the local part of this credit and in March 2007, the remainder was prepaid for an amount of US$16.4 million or Ch$8,751 million (historic value). The off-shore part of the credit will be paid according to the contract, starting in June 2008. As of April 30, 2008, the syndicated banks had authorized the Nexans Transaction.

As described in Item 4, on November 15, 2007, the Company enterd into a framework agreement with Nexans whereby Madeco would sell to Nexans its Wire & Cable unit's assets, setting the purchase price at US$448 million in cash plus 2.5 million shares in Nexans (representing a an interest in Nexans of approximately 8.9%). On February 21, 2008, a purchase agreement formalizing this transaction was signed by both companies. The transaction is expected to completed before September 30, 2008, subject to regulatory approvals and certain conditions. For further details regarding this purchase agreement, a copy is included as part of this annual report as exhibit 4.3.

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

In general, the effective dividend Withholding Tax rate, after giving effect to the credit for the First-Category Tax, can be calculated using the following formula:

                                                                                                     (Withholding Tax Rate) - (First Category Tax Rate)
Effective Dividend Withholding Tax Rate =                           1 – (First Category Tax Rate)

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

Gain recognized in the transfer of shares that have a high presence in the stock exchange, however, is not subject to capital gains tax in Chile, provided that the Shares are transferred in a local stock exchange, in other authorized stock exchanges (up to this date, the New York Stock Exchange, the London Stock Exchange and the Madrid Stock Exchange have been authorized for these purposes), or within the process of a public tender of shares governed by the Chilean Securities Market Act. The shares must also have been acquired either in a stock exchange, within the referred process of a public tender of shares governed by the Chilean Securities Market Act, in an initial public offer of shares resulting from the formation of a corporation or a capital increase of the same, or in an exchange of convertible bonds. Shares are considered to have a high presence in the stock exchange when they (i) are registered in the Securities Registry, (ii) are registered in a Chilean Stock exchange, and (iii) have an adjusted presence equal to or above 25%. To calculate the adjusted presence of a particular Share, the aforementioned regulation states that, the number of days in which the operations regarding the stock exceeded, in Chilean pesos, the equivalent of UF200 (as of May 31, 2008, approximately US$8,367) within the previous 180 business days of the stock market, must be divided by 180, multiplied by 100, and expressed in a percentage value. The referred tax regime does not apply in case the transaction involves an amount of Shares that would allow the acquirer to take control of the publicly traded corporation, in which case the ordinary tax regime referred in the previous paragraph will apply, unless the sale complies with one of the following conditions: (i) the transfer is part of a tender offer governed by the Chilean Securities Market Act; or (ii) the transfer is done in a Chilean stock exchange, without substantially exceeding the market price.

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

The long-term capital gain tax rate for an individual U.S. Holder is currently 15% for sales occurring on or before December 31, 2010.

PFIC Rules

The Company believes that it was not a passive foreign investment company (a "PFIC") for United States federal income tax purposes for taxable years before to 2008, although this conclusion is subject to some uncertainty. However, this is a factual determination made annually and thus is subject to change. Even if it was not previously a PFIC, the Company may become a PFIC for 2008 and subsequent taxable years if it consummates the sale of its Wire & Cables business unit to Nexans as disclosed elsewhere in this annual report.

In general, the Company will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held the Company's ADSs or Shares, either (i) at least 75% of the gross income of the Company for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of the Company's assets is attributable to assets that produce or are held for the production of passive income.  For this purpose, passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If the Company owns at least 25% by value of the stock of another corporation, the Company is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income. However, if the Company owns less than 25% by value of the other corporation (as in the case of Nexans shares to be received upon sale of the Wire & Cables business unit), the shares would be a passive asset and produce passive income.  Cash and investment securities generally are passive assets without regard to the purpose for which the Company holds the cash or securities

If the Company is treated as a PFIC, a U.S. Holder would be subject to special rules with respect to (i) any gain realized on the sale or other disposition of Shares or ADSs and (ii) any "excess distribution" by the Company to the U.S. Holder (generally, any distributions to the U.S. Holder in respect of the Shares or ADSs during a single taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in respect of the Shares or ADSs during the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the Shares or ADSs). Under these rules, (i) the gain or excess distribution would be allocated ratably over the U.S. Holder's holding period for the Shares or ADSs, (ii) the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income, (iii) the amount allocated to each prior year, with certain exceptions (in particular for amounts allocated to certain years in which the Company was not a PFIC), would be subject to tax at the highest tax rate in effect for that year and (iv) the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year. If the Company is determined to be a PFIC for 2008, a U.S. Holder may be subject to these rules even if it sells Shares or ADSs prior to the event during 2008 that results in the Company becoming a PFIC for such year.  Even if such a U.S. Holder is not subject to an interest charge under these rules, gains may be treated as ordinary rather than as capital gains eligible for reduced rates on long term capital gains.

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

The following discussion about the Company’s risk management includes “forward-looking statements” that involve risks and uncertainties. Actual results could differ from those projected in the forward-looking statements. See section “Forward Looking Statements”. In addition to the inherent risks related to the operations in each of its segments and countries in which it does business, the Company faces material market risk exposures in three categories: foreign currency exchange rate risk, interest rate risk and commodity price risk. The following discussion provides additional information regarding the Company’s exposure to each of these risks as of December 31, 2007.

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

With respect to the Company’s foreign investment exposure, gains and losses from exchange rate variations are registered directly to the cumulative adjustment from foreign currency translation account included in other reserves in shareholders’ equity, without impacting the Company’s income statement. Assuming a 10% increase during 2008 of the Chilean peso/U.S. dollar exchange rate with respect to 2007 year-end balances, the impact on equity would be an increase in the Company’s cumulative translation adjustment account of approximately Ch$11,868 million.

The Company’s net exposure in Chile to U.S. dollar exchange rate risk in Chilean pesos as of December 31, 2007 was Ch$36,100 million (equivalent to US$72.7 million). Assuming a 10% increase during 2008 of the Chilean peso/U.S. dollar exchange rate with respect to 2007 year-end balances, the result would be a pre-tax accounting profit of approximately Ch$3,610 million. In addition to the Company’s net exposure in foreign investments, there are other assets and liabilities subject to foreign exchange fluctuations whose results impact the income statement. In particular, the Company maintains local currency exposures in Brazil, Argentina, Peru and Colombia, all of which could affect the income statement. Based on the year-end balances, a simultaneous increase of 10% in the exchange rate in Argentina, Brazil, Peru and Colombia of their respective local currencies in relation to the U.S. dollar during 2007 would result in a net loss of Ch$7,114 million.

Interest Rate Risk

Exposure to interest rate risk reflects the Company’s exposure to floating interest debt as well as debt renewals or rollovers which could be reset at higher than existing interest rates. As of December 31, 2007, approximately 33.8% of the Company’s total debt was represented by floating rate debt. The Company’s net exposure to interest rate risk as of December 31, 2007 was Ch$40,664 million. Assuming a 100 basis point, or “b.p.”, increase during 2007 in the weighted average interest rate with respect to 2007 year-end balances, the result would be an increase in net annual interest expenses of approximately Ch$281 million.

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

To hedge part of its risk of exposure to copper price fluctuations, the Company entered into derivatives contracts of this underlying asset. As of December 31, 2007, the Company had 2,500 tons of copper hedged and as of March 31, 2008, the Company had 4,500 tons of copper hedged by derivatives contracts.

During 2007, the Company sold on a consolidated basis 86,392 tons of copper and 33,771 tons of aluminum. As of December 31, 2006, the Company held inventories of copper and aluminum of 15,189 and 12,939 tons, respectively.

The following table presents the commodity inventories held by the Company for non-trading purposes as of December 31, 2007.

	As of December 31, 2007
	Carrying Amount	Fair Value
Copper
Tons	15,189
Value (in Ch$ million)	56,519	56,519
Aluminum
Tons	12,939
Value (in Ch$ million)	19,815	19,815

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

Evaluation of Disclosure Controls and Procedures

For the year ended December 31, 2007, the Company carried out, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of the design and operation of the disclosure controls and procedures (as defined in Rules 13a−15(e) and 15d−15(e) under the Exchange Act). Based on their evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2007, the Company’s disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a−15(f) under the Exchange Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, including the possibility of human error, and the circumvention of overriding of the controls and procedures, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

With the participation of the Chief Executive Officer and Chief Financial Officer, the Company’s management conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2007, based on the framework and criteria established in Internal Control − Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As permitted by the Securities and Exchange Commission, the Company has elected to exclude an assessment of the internal controls of entities over which control was obtained during the year 2007. These entities, which are listed in Note 10 of Notes to Consolidated Financial Statements, constituted 3.9% of the Company´s total assets, as of December 31, 2007, and 3.7% and 7.1% of revenues and net income, respectively, for the year then ended.

Management’s assessment included an evaluation of the design of the Company’s internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this assessment, management has concluded and hereby reports that as of December 31, 2007, the Company’s internal control over financial reporting is effective in providing reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is gathered and communicated to the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Ernst & Young Ltda., the independent registered public accounting firm that has audited our Consolidated Financial Statements, has issued an attestation report on the company’s internal control over financial reporting as of December 31, 2007.

Attestation report of the registered public accounting firm

This attestation report appears on page F-2

Changes in Internal Control Over Financial Reporting

During the period covered by this annual report there have been made the following changes which materially affected the internal control over financial reporting of our subsidiary Ficap:

  The satisfactory implementation of the remediation strategy, which was approved by the audit committee, whose main plan of action included the reassignment of certain personnel to strengthen core functions and implement programmed and access on information system SAP.

ITEM 16.

go to Table of Contents

Reserved

Item 16A. Audit Committee Financial Expert

Pursuant to NYSE Rule 303A.06, Madeco has an Audit Committee that satisfies the requirements of Rule 10A-3 under the Exchange Act and certain additional requirements under NYSE Rule 303A. Messrs. Augusto Iglesias Palau and Alejandro Ferreiro Yazigi serve as Madeco’s audit committee financial experts.

Item 16B. Code Of Ethics

Madeco has adopted a code of ethics that applies to all of its employees, including the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer of Madeco S.A. It has filed the code of ethics as an exhibit to this annual report. Madeco’s code of ethics was not amended during 2007, and no waivers, either explicit or implicit, of provisions of the code of ethics were granted to its Chief Executive Officer, Chief Financial Officer or Chief Accounting Officer in 2007.

Item 16C. Principal Accountant Fees and Services

In 2005, 2006 and 2007, the Company hired Ernst & Young as independent auditors. The table below sets forth the total amount billed by Ernst & Young for services performed in the years 2007 and 2006, respectively:

	(in thousands of Ch$)
	2006	2007
Audit Fees	265,312	491,296
Audit-Related Fees	189,688	113,211
Tax Fees	29,742	77,291
All Other Fees	159	143,469
Total Fees	484,901	825,267

Audit Fees

Audit fees are fees billed for the audit of the Company’s annual consolidated financial statements.

Audit-Related Fees

Audit-related fees in 2006 and 2007 include fees associated with SOX consulting, due diligence and translations.

Tax Fees

Tax fees in 2006 and 2007 were related to services for tax compliance, tax planning and tax advice.

Pre-Approval Policies and Procedures

The Audit Committee approves all audit, audit-related services, tax services and other services provided by Ernst & Young. Any service provided by Ernst & Young that is not specifically included within the scope of the audit is pre-approved by the Audit Committee prior to any engagement. The Audit Committee is permitted to approve certain fees for audit related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In 2007, none of the fees paid to Ernst & Young were approved pursuant to the de minimus exception.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

For the year ended December 31, 2007, neither the Company nor any person acting on the Company’s behalf made any purchase of the Company’s common shares.

PART III

ITEM 17. Financial Statements

go to Table of Contents

Not applicable

ITEM 18. Financial Statements

go to Table of Contents

Reference is made to pages F-1 through F-118

ITEM 19. Exhibits

go to Table of Contents

Exhibit  Description

1.1 Articles of Incorporation and Bylaws

4.1* Amended and Restated Loan Agreement, dated as of December 18, 2002, among Madeco S.A. as Borrower, and Bank of America, N.A. and Bankboston N.A., Nassau Branch as Lenders.

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

4.3 Purchase Agreement dated as of February 21, 2008, between Madeco S.A. and Nexans

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

Madeco S.A.

/s/Tiberio Dall’Olio

Chief Executive Officer

Date: June 30, 2008

Audited Consolidated Financial Statements as of
December 31, 2006 and 2007 and for each of the three years in the period ended December 31, 2007 together with the Reports of Independent Registered Public Accounting Firms

go to Table of Contents

Madeco S.A. and Subsidiaries

ThCh$ - Thousands of Chilean pesos
US$ - United States dollars
ThUS$ - Thousands of United States dollars
UF - “Unidad de Fomento”. The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily based on changes in the Chilean Consumer Price Index.

Application of Constant Chilean Pesos

The December 31, 2005 and 2006 consolidated financial statements have been restated for general price-level changes and expressed in constant Chilean pesos of December 31, 2007 purchasing power.

Report of Independent Registered Public Accounting Firm

Go to ACFS index

To the Board of Directors and Shareholders of Madeco S.A. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Madeco S.A. and its subsidiaries (the “Company”) as of December 31, 2006 and 2007, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Madeco S.A. and subsidiaries at December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 32 to the consolidated financial statements).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 4, 2008, except for internal control over financial reporting related to Notes 28 and 32 of the 2007 consolidated financial statements for which the date is June 20, 2008, expressed an unqualified opinion thereon.

ERNST & YOUNG LTDA.

Santiago, Chile
February 4, 2008
(Except for Notes 28 and 32 for which the date is June 20, 2008)

Report of Independent Registered Public Accounting Firm

Go to ACFS index

To the Board of Directors and Shareholders of Madeco S.A. and Subsidiaries:

We have audited Madeco S.A. and Subsidiaries’ internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Madeco S.A.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in Management’s Report on Internal Control over Financial Reporting included in item 15 of this annual report, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Cedsa S.A., which is included in the 2007 consolidated financial statements of Madeco S.A. and constituted 3.9% of total assets as of December 31, 2007 and 3.7% and 7.1% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Madeco S.A. also did not include an evaluation of the internal control over financial reporting of Cedsa S.A.

In our opinion, Madeco S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Madeco S.A. as of December 31, 2006 and 2007, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007 and our report dated February 4, 2008, except for Notes 28 and 32 for which the date is June 20, 2008, expressed an unqualified opinion thereon.

ERNST & YOUNG LTDA.

Santiago, Chile
February 4, 2008
(except for Notes 28 and 32 for which the date is June 20, 2008)

Consolidated Balance Sheets

Go to ACFS index

		As of December 31,
		2006	2007	2007
ASSETS	Notes	ThCh$	ThCh$	ThUS$
				(Note 2 (c))
Current assets:
Cash		5,083,958	10,410,066	20,950
Time deposits	5	280,907	7,883	16
Marketable securities	6	328,664	780,804	1,571
Accounts receivable, net	7	101,438,255	107,255,059	215,853
Notes and accounts receivable from related companies	24	1,661,627	1,781,850	3,586
Inventories, net	8	104,823,552	134,879,735	271,448
Recoverable taxes, net	19	10,087,083	13,259,735	26,685
Prepaid expenses		519,545	1,009,367	2,031
Deferred income taxes, net	19	5,987,127	10,832,815	21,801
Other current assets	9	19,262,049	4,404,190	8,864
Total current assets		249,472,767	284,621,504	572,805

Property, Plant and Equipment, net	10	158,896,582	166,949,097	335,988

Other assets:

Investments in related companies	11	9,649,466	2,188,207	4,404
Investments in other companies		3,828,139	4,404,704	8,865
Goodwill, net	12	18,758,542	15,844,783	31,888
Negative goodwill, net	12	(518,479)	(1,782,733)	(3,588)
Long-term notes and accounts receivable		474,534	246,375	496
Intangible assets, net		335,539	1,204,488	2,424
Other	13	6,726,587	13,420,905	27,010
Total other assets		39,254,328	35,526,729	71,499
Total assets		447,623,677	487,097,330	980,292

The accompanying notes form an integral part of these consolidated financial statements.

		As of December 31,
		2006	2007	2007
LIABILITIES AND SHAREHOLDERS’ EQUITY	Notes	ThCh$	ThCh$	ThUS$
				(Note 2 (c))
Current liabilities:
Short-term bank loans	14	16,636,807	35,077,092	70,593
Current portion of long-term debt	14	17,442,658	17,651,927	35,525
Current portion of bonds payable	17	4,872,734	5,081,276	10,226
Long-term obligations, current portion		524,503	2,312,427	4,654
Dividends payable		89,015	15,050,872	30,290
Accounts and notes payable		26,019,177	34,102,408	68,632
Notes and accounts payable to related companies	24	479,654	615,093	1,238
Accrued liabilities and provisions	15	8,710,735	12,114,765	24,381
Withholdings		1,669,117	3,636,679	7,319
Unearned revenues		8,429,225	4,529,223	9,115
Other current liabilities		1,307,823	1,302,090	2,622
Total current liabilities		86,181,448	131,473,852	264,595

Long-term liabilities:
Long-term debt	17	44,539,651	36,291,524	73,037
Bonds payable	17	21,722,840	16,623,066	33,454
Miscellaneous payables	18	5,628,953	7,154,165	14,398
Accrued liabilities and provisions	15	5,909,109	4,489,108	9,034
Deferred income taxes	19	526,320	3,767,112	7,581
Other long-term liabilities		628,744	850,922	1,712
Total long-term liabilities		78,955,617	69,175,897	139,216

Minority interest	25	12,316,348	22,553,910	45,390

Contingencies and commitments	22	-	-	-

Shareholders’ equity:	20
Paid-in capital, no par value		283,613,711	234,329,190	471,592
Reserves		41,710,054	24,906,578	50,125
Accumulated deficit		(87,592,569)	-	-
Net income for the year		32,439,068	19,660,064	39,566
Provisional dividends		-	(15,002,161)	(30,192)
Total Shareholders’ equity		270,170,264	263,893,671	531,091
Total liabilities and Shareholders’ equity		447,623,677	487,097,330	980,292

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Income

 Go to ACFS index

		For the year ended December 31,
	Note	2005	2006	2007	2007
		ThCh$	ThCh$	ThCh$	ThUS$
					(Note 2 (c))
Operating income:
Net sales		400,776,781	600,517,944	639,011,008	1,286,021
Cost of sales		(343,821,957)	(514,413,129)	(564,099,291)	(1,135,260)
Gross profit		56,954,824	86,104,815	74,911,717	150,761
Administrative and selling expenses		(26,426,325)	(30,508,415)	(34,797,188)	(70,030)
Operating income		30,528,499	55,596,400	40,114,529	80,731

Non-operating income and expense:
Interest income		882,853	1,723,658	2,360,736	4,751
Other non-operating income	23	2,544,642	125,284	817,414	1,645
Equity participation in income of related companies	11	308,213	739,206	-	-
Interest expense		(10,263,191)	(12,254,807)	(12,837,007)	(25,835)
Equity participation in losses of related companies	11	-	-	(56,150)	(113)
Amortization of goodwill	12	(1,820,232)	(1,848,606)	(1,673,690)	(3,368)
Other non-operating expenses	23	(3,593,855)	(3,062,600)	(1,976,126)	(3,977)
Price-level restatement, net	3	(2,192,920)	(1,725,622)	(6,729,819)	(13,544)
Foreign exchange (loss) gain, net	4	(824,691)	359,400	3,934,247	7,918
Non-operating loss		(14,959,181)	(15,944,087)	(16,160,395)	(32,523)

Income before income taxes, minority interest and amortization of negative goodwill		15,569,318	39,652,313	23,954,134	48,208
Income taxes	19	(1,608,403)	(5,589,678)	(1,075,507)	(2,164)
Income before minority interest and amortization of negative goodwill		13,960,915	34,062,635	22,878,627	46,044
Minority interest	25	(807,501)	(1,651,976)	(3,307,751)	(6,657)
Income before amortization of negative goodwill		13,153,414	32,410,659	19,570,876	39,387
Amortization of negative goodwill	12	20,940	28,409	89,188	179
Net income		13,174,354	32,439,068	19,660,064	39,566

The accompanying notes form an integral part of these consolidated financial statements.

 Consolidated Statements of Cash Flows

Go to ACFS index

	For the years ended December 31,
	2005	2006	2007	2007
	ThCh$	ThCh$	ThCh$	ThUS$
				(Note 2 (c))
Cash flow from operating activities:
Collection of accounts receivable	469,897,452	687,146,193	773,154,716	1,555,988
Financial income received	2,422,329	1,094,546	4,482,038	9,020
Dividends and other distributions received	-	55,765	-	-
Other income received	408,023	8,339,512	10,195,515	20,519
Payments to suppliers and personnel	(439,220,634)	(670,210,190)	(746,001,797)	(1,501,342)
Interest paid	(14,766,220)	(10,024,475)	(11,551,540)	(23,248)
Income taxes paid	(2,500,710)	(5,339,940)	(6,598,487)	(13,280)
Other expenses	(651,915)	(308,053)	(5,496,278)	(11,061)
Value added taxes and other similar items paid	(4,209,801)	(4,402,469)	(3,044,599)	(6,127)
Net cash provided by operating activities	11,378,524	6,350,889	15,139,568	30,469

Cash flow from investing activities:
Proceeds from sales of investments	233,995	-	106	-
Proceeds from sales of property, plant and equipment	335,024	2,665,407	934,669	1,881
Additions to property, plant and equipment	(11,401,912)	(15,394,293)	(18,726,889)	(37,688)
Investments in Cedsa S.A. and Peruplast S.A.	-	-	(9,828,177)	(19,779)
Additions to cash from acquired companies	-	-	4,119,327	8,290
Investments in other companies	(201,533)	(4,574)	-	-
Decrease in accounts receivable from related companies	56,691	90,663	-	-
Other investing activities (net)	1,193,123	1,441,921	-	-
Other disbursements for investment	(2,870,977)	-	(27,038)	(54)
Net used in provided by investing activities	(12,655,589)	(11,200,876)	(23,528,002)	(47,350)

Cash flow from financing activities:
Borrowings from banks and others	124,632,545	150,557,190	224,125,913	451,057
Proportion of dividends paid to minority shareholders	(41,692)	(652,132)	(677,765)	(1,364)
Payments of loans	(171,489,299)	(137,183,716)	(219,047,628)	(440,837)
Payment of loans from related parties	-	(1,667,612)	-	-
Capital distributions	-	-	(5,079,808)	(10,223)
Decrease in bonds payable	(4,893,335)	(4,571,397)	(4,844,185)	(9,749)
Capital increase in subsidiaries contributed by minority shareholders	47,321,149	10,163,418	6,465,247	13,011
Other financing disbursements	-	(1,129,240)	-	-
Net cash (used in) provided by financing activities	(4,470,632)	15,516,511	941,774	1,895
Net (decrease) increase in cash and cash equivalents	(5,747,697)	10,666,524	(7,446,660)	(14,986)
Effect of price-level restatement on cash and cash equivalents	(331,512)	(366,135)	(198,258)	(399)
Net (decrease) increase of cash and cash equivalents	(6,079,209)	10,300,389	(7,644,918)	(15,385)
Cash and cash equivalents at the beginning of year	14,622,491	8,543,282	18,843,671	37,923
Cash and cash equivalents at the end of year	8,543,282	18,843,671	11,198,753	22,538

The accompanying notes form an integral part of these consolidated financial statements.

	For the years ended December 31,
	2005	2006	2007	2007
	ThCh$	ThCh$	ThCh$	ThUS$
				(Note 2 (c))
Reconciliation of net income for the year to net cash from operating activities:
Net income for the year	13,174,354	32,439,068	19,660,064	39,566
Items that do not represent cash flows:
Depreciation	12,328,826	14,382,150	15,785,052	31,768
Amortization of goodwill	1,820,232	1,848,606	1,673,690	3,368
Amortization of negative goodwill	(20,940)	(28,409)	(89,188)	(179)
Minority interest	807,501	1,651,976	3,307,751	6,657
Price-level restatement, net	2,192,920	1,725,622	6,729,819	13,544
Foreign exchange loss (gain), net	824,691	(359,400)	(3,934,247)	(7,918)
Gain on sales of property, plant and equipment	(211,684)	(17,878)	(440,291)	(886)
Loss on sale of investments	-	-	33,418	67
Equity participation in net losses (income) of investments under equity method, net	(308,213)	(739,206)	-	-
Accrued equity participation in loss of related companies	-	-	56,150	113
Gains on sales of investments	-	(33,967)	10,352	21
Write-offs and provisions	916,596	6,690,246	1,029,140	2,071
Other charges to income which do not represent cash flows (1)	5,088,618	7,896,625	9,001,191	18,115
Net changes in operating assets and liabilities:
Increase in accounts and notes receivable	(8,385,138)	(27,792,799)	(1,897,682)	(3,819)
Increase in inventories	(2,905,933)	(27,367,735)	(16,606,150)	(33,420)
Increase in other assets	(8,396,716)	(1,707,466)	(9,257,367)	(18,631)
(Decrease) increase in accounts and notes payable	(6,135,658)	4,931,285	(7,292,867)	(14,677)
Increase (decrease) in other current liabilities	589,068	(7,167,829)	(2,629,267)	(5,291)
Net cash flow (used in) provided by operating activities	11,378,524	6,350,889	15,139,568	30,469

	For the years ended December 31,
	2005	2006	2007	2007
	ThCh$	ThCh$	ThCh$	ThUS$
				(Note 2 (c))
Supplemental Cash Flow Information:
Assets acquired under capital leases	417,904	456,949	409,686	825

(1) Other charges to income, which do not represent cash flows, include additional depreciation charges, which were reflected in other non-operating expenses, as detailed in Note 10.

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

Go to ACFS index

Note 1 – The Company

Madeco S.A. and subsidiaries (“the Company”) is a sociedad anónima abierta (open stock corporation) that is organized under the laws of the Republic of Chile (“Chile”) whose shares and American Depositary Receipts are quoted on the Chilean and New York Stock Exchanges, respectively. Furthermore, the Company files financial statements with the Chilean Superintendencia de Valores y Seguros (Superintendency of Securities and Insurance, or “SVS”) and the United States Securities and Exchange Commission (“SEC”). Unless otherwise specified, all references to “Madeco” or the “Company” are to Madeco S.A. together with its consolidated subsidiaries and references to “Madeco Chile” include only Madeco S.A.

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

Note 2 – Summary of significant accounting policies

  Basis of preparation, presentation and consolidation of the consolidated financial statements

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Chile and the regulations established by the SVS, (collectively referred to as “Chilean GAAP”). Certain accounting practices applied by the Company that conform with accounting principles generally accepted in Chile do not conform with accounting principles generally accepted in the United States of America (“US GAAP”). A reconciliation of Chilean GAAP to US GAAP is provided in Note 32.

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

The consolidated financial statements as of December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007 include the following subsidiaries:

		As of December 31,
		2005	2006	2007
		%	%	%
Percentage of Direct and Indirect Ownership
Alusa S.A. and Subsidiaries	(1) (8)	75.96	75.96	75.96
Indalum S.A. and Subsidiaries	(2)	99.16	99.16	99.16
Armat S.A.		100	100	100
Comercial Madeco S.A. and Subsidiaries (Argentina)	(3)	100	100	100
Indeco S.A. (Peru)		93.97	93.97	93.97
Madeco Overseas S.A. (Cayman Islands)		100	100	100
Soinmad S.A. and Subsidiaries	(4)	100	100	100
Metal Overseas S.A. and Subsidiaries (Cayman Islands)	(5)	100	100	100
Indelqui S.A. and Subsidiary (Argentina)	(6)	-	-	100
Madeco Brass Mills S.A.	(7)	-	-	100
Invercables S.A.	(7)	-	-	100
Madeco Cables S.A.	(7)	-	-	100
Cedsa S.A.	(8)	-	-	80

  The financial statements of Alusa S.A. and subsidiaries include the consolidation of the following direct and indirect subsidiaries: Aluflex S.A. (Argentina), Alufoil S.A., Inversiones Alusa S.A. and Alusa Overseas S.A. (Cayman Islands) and Peruplast S.A. (Peru). The control over Peruplast S.A. is based on a shareholder’s agreement, which assigns the operative management decisions to Alusa S.A. in addition to a participation in share capital of 50%.

  Indalum S.A. and subsidiaries include the consolidation of PVTEC S.A., Alumco S.A. and subsidiaries and Inversiones Alumco S.A. and subsidiaries.

  Comercial Madeco S.A. and subsidiaries include the consolidation of Metalúrgica Industrial S.A. and its subsidiary Decker-Indelqui S.A. including its subsidiaries Metacab S.A. and H. B. San Luis S.A. (Argentina). Metalúrgica Industrial S.A. was presented as a direct subsidiary until June 2006, when Comercial Madeco S.A. acquired 106,393,873 shares of that subsidiary in a group transaction, increasing its participation from 24.25% to 61.33%. The Company’s total participation in Metalúrgica Industrial S.A. remained unchanged.

  The consolidated financial statements of Soinmad S.A. include the direct subsidiaries Cotelsa S.A. and Inmobiliaria e Industrial Cotelsa S.A.

  The financial statements of Metal Overseas S.A. and subsidiaries include the consolidation of the direct subsidiaries Ficap S.A. (Brazil) and Madeco Brasil Ltda. and subsidiaries. On March 31, 2005, Madeco S.A. through its indirect subsidiary Madeco Brasil Ltda., entered into an agreement with Corning International Corporation, by virtue of which it acquired, at a par value of one Brazilian Real, 50% of the participation that Corning Inc. had in Optel Ltda. In this manner, the parties resolved the effects of the arbitrage settlement provided for a lawsuit followed by both companies in New York before the American Arbitration Association. As a result, beginning December 2005, the financial statements of this subsidiary have been included in the consolidated financial statements of Madeco S.A. Until May 2007, this subsidiary also consolidated Optel Argentina S.A., which was first sold to Decker-Indelqui S.A. and subsequently to Indelqui S.A.

  In December 2007, the Company established the subsidiary Indelqui S.A. in consideration of the restructuring process to separate the cable unit, which is expected be sold in 2008. Indelqui S.A. and subsidiaries include the consolidation of Optel Argentina S.A., which was acquired from Decker-Indelqui S.A. together with certain fixed assets and inventories related to the cable unit.

  During 2007, the Company established the subsidiaries Madeco Brass Mills S.A., Invercables S.A. and Madeco Cables S.A. in consideration of the restructuring process to separate the Cable and Wire unit, which is expected be sold in 2008.

  The 2007 acquisitions of Cedsa S.A. (Colombia) and Peruplast S.A. (Peru) were accounted for in accordance with Technical Bulletin No. 72 and are detailed in Note 26 of the financial statements.

All group transactions were executed at book values and did not generate any effects in income.

  Price-level restatement

The cumulative inflation rate in Chile as measured by the Chilean Consumer Price Index (“CPI”) for the three-year period ended December 31, 2007 was approximately 14.7%.

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

The values of the Chilean consumer price indices used to reflect the effects of the changes in the purchasing power of the Chilean peso (“price-level restatement”) are as follows:

	Index	Change over Previous November 30,

November 30, 2005 …………………	100.00	3.6%
November 30, 2006 …………………	102.10	2.1%
November 30, 2007 …………………	109.67	7.4%

By way of comparison, the actual values of the Chilean consumer price indices as of the balance sheet dates are as follows:

	Index	Change over Previous December 31,

December 31, 2005 …………………	100.00	3.7%
December 31, 2006 …………………	103.67	2.6%
December 31, 2007 …………………	111.76	7.8%

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

Ch$

December 31, 2005 …………	17,974.81
December 31, 2006 …………	18,336.38
December 31, 2007 …………	19,622.66

Comparative financial statements

For comparative purposes, the historical December 31, 2005 and 2006 consolidated financial statements and their accompanying notes have been presented in constant Chilean pesos as of December 31, 2007. Amounts previously presented in constant Chilean pesos as of each balance sheet date have been adjusted by the percentage changes in the CPI to December 31, 2007 as follows:

Year	Change in Index

2006……………………	9.7% (1)
2007……………………	7.4% (2)

(1) Equivalent to the change in the CPI for 2006 multiplied with the change in the CPI for 2007.(2) Equivalent to the change in the CPI for 2007.

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

As of December 31 2005, 2006 and 2007 the foreign exchange rates of most relevant foreign currencies were as follows:

	As of December 31,
	2005	2006	2007
Currency
United States dollar (US$)	512.50	532.39	496.89
Argentine peso (AR$)	169.42	173.93	157.79
Brazilian real (BR$)	219.35	248.78	280.32
Peruvian sol (S$)	149.77	166.89	167.40

The net effect of foreign exchange translation in income is detailed in Note 4.

Convenience translation to US dollars

The financial statements are stated in Chilean pesos. The translations of Chilean pesos into US dollars are included solely for the convenience of the reader, using the observed exchange rate reported by the Chilean Central Bank as of December 31, 2007 of Ch$ 496.89 for US$ 1.00. The convenience translations should not be construed as representations that the Chilean peso amounts have been, could have been, or could in the future be, converted into US dollars at this or any other exchange rate.

d)  Cash and cash equivalents

The Company considers all short-term, highly liquid investment securities with remaining maturities of three months or less to be cash equivalents for purposes of the consolidated statements of cash flows:

	As of December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$
Cash and Cash Equivalents
Cash	4,695,431	5,083,958	10,410,066
Time deposits (Note 5)	103,217	280,907	7,883
Mutual funds (Note 6)	164,483	328,664	780,804
Securities purchased under resell agreements (Note 9)	3,580,151	13,150,142	-
Total	8,543,282	18,843,671	11,198,753

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

j)  Other investments

Investments in equity instruments of entities, in which the Company has not more than 20% of the voting stock and which are considered to be permanent, are recorded at the lower of cost plus price-level restatement or market value. They are shown under the caption other assets. Dividends from such investments are recognized as income when received.

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

n)  Bonds payable

Bonds payable are included in liabilities at their par value plus accrued indexation and interest. The discount and deferred debt issuance costs that arises from the difference between par value and the proceeds received is included in other assets and is amortized using the straight-line method over the term of the bond. The amount of the interest recognized does not differ materially from amounts that would have been recognized under the effective rate method.

o)  Staff severance indemnities

The Company has obligations for staff severance indemnities which are recognized using an accrued cost of the benefit method, i.e. calculating present value of the estimated future payments of the benefits and assuming real annual discount rates using the accrued cost of the benefit method.

p)  Accrued vacation expense

The cost of employee vacations is recognized in the financial statements on an accrual basis.

q)  Current and deferred income taxes

Current income tax provisions are recognized by the group companies on the basis of respective tax regulations in each jurisdiction where the Company operates.

The Company records income taxes in accordance with Technical Bulletin No. 60 (“BT 60”) and complementary technical bulletins thereto issued by the Chilean Association of Accountants, and with SVS Circulars No. 1466 and No. 1560, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities. As a transitional provision on January 1, 2000, the date of adoption of BT 60, a contra asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra assets or liabilities must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability related were calculated using the tax rates that were expected to be in effect at the time of reversal.

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

Accordingly, the financial statements of the Company’s subsidiaries in Argentina, Brazil and Peru are remeasured into US dollars as follows:

- Monetary assets and liabilities are translated at year-end rates of exchange between the US dollar and the local currency.
- All non-monetary assets and liabilities and shareholders’ equity are translated at historical rates of exchange between the US dollar and the local currency.
- Income and expense accounts, except for such accounts that are calculated using historical rates (e.g. depreciation and amortization) are translated at average rates of exchange between the US dollar and the local currency.
- Any exchange differences are included in the results of operations for the period.

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

Note 3 - Price-level restatement

The application of price-level restatement as described in note 2 b) resulted in net (charges) credits to income, the effect of which is summarized as follow:

	Credit (charge) as of December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Property, plant and equipment, net	3,131,490	1,796,252	6,042,439
Inventories, net	553,251	176,986	115,104
Other current assets	343,980	168,421	652,566
Other assets	4,569,677	2,346,970	9,090,383
Other liabilities and minority interest	(444,084)	(194,797)	(923,181)
Shareholders’ equity, net	(6,162,598)	(4,706,719)	(18,661,661)
Income and expense accounts	(322,664)	(321,156)	(583,788)
Net adjustment of assets and liabilities indexed to UF	(3,861,972)	(991,579)	(2,461,681)
Price-level restatement, net	(2,192,920)	(1,725,622)	(6,729,819)

Note 4 - Foreign exchange differences

Foreign exchange differences are summarized as follows:

	Credit (charge) as of December 31,
	2005	2006	2007
	ThCh$	ThCh	ThCh$

Cash and short-term investments	(59,321)	342,274	(5,659)
Accounts receivable	(1,077,472)	591,271	(1,615,742)
Other assets	(298,082)	261,085	(257,055)
Bank loans	504,713	(564,581)	609,304
Other liabilities	922,729	(412,538)	963,908
Loss on hedging transactions	(2,005,024)	(2,357,775)	(1,093,377)
Translation adjustments in foreign subsidiaries, net	1,187,766	2,499,664	5,332,868
	(824,691)	359,400	3,934,247

Note 5 – Time deposits

Time deposits are summarized as follows:

	As of December 31,
	2006	2007
	ThCh$	ThCh$

Time deposits in other foreign currencies	280,907	7,883
Total time deposits	280,907	7,883

Note 6 – Marketable securities

Marketable securities are summarized as follows:

	As of December 31,
	2006	2007
	ThCh$	ThCh$

Mutual funds	328,664	780,804
Total marketable securities	328,664	780,804

Note 7 - Accounts receivable

a) Accounts receivable, net of allowances for doubtful accounts, are summarized as follows:

	As of December 31,
	2006	2007
	ThCh$	ThCh$
Trade accounts receivable	94,154,288	93,594,643
Allowance for doubtful trade accounts receivable	(4,284,132)	(3,579,120)
Notes receivable	6,513,522	12,328,743
Allowance for doubtful notes receivables	(954,920)	(1,590,553)
Other accounts receivable	9,740,755	8,754,117
Allowance for doubtful other accounts	(3,731,258)	(2,252,771)
Total accounts receivable, net	101,438,255	107,255,059

b) Changes in short-term allowance for doubtful accounts receivable for the years ended December 31, 2005, 2006 and 2007 are as follows:

	As of December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$
Balance at the beginning of the year	6,692,602	9,001,652	8,970,310
Price-level restatement	(170,402)	(155,525)	(319,902)
Effect of devaluation of foreign currencies	(712,483)	57,797	193,196
Reclassification from long-term (1)	3,492,484	-	-
Allowance established, net	155,247	363,026	318,092
Write-offs	(455,796)	(296,640)	(1,739,252)
Balance at the end of the year	9,001,652	8,970,310	7,422,444

(1)  Amount was reclassified from the long-term allowance consistent with the corresponding balance of account receivable that was reclassified from long-term.

  Changes in long-term allowance for doubtful accounts receivable for the years ended December 31, 2005, 2006 and 2007 are as follows:

	As of December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Balance at the beginning of year	3,618,214	-	-
Price-level restatement	(125,730)	-	-
Reclassification to short term (1)	(3,492,484)	-	-
Balance at the end of year	-	-	-

(1)  Amount was reclassified to the short-term allowance for doubtful accounts consistent with the corresponding balance of account receivable that was reclassified to short-term.

Note 8 - Inventories

a) Inventories are summarized as follows:

	As of December 31,
	2006	2007
	ThCh$	ThCh$

Raw materials	28,274,878	34,451,200
Finished goods	40,662,641	44,977,146
Work-in-progress	24,443,883	24,252,396
Consumable materials	7,632,118	8,853,254
Supplies in transit	4,108,336	18,083,428
Supplies	3,686,153	6,786,340
Sub-total	107,833,809	137,403,764
Allowance for obsolescence	(3,010,257)	(2,524,029)
Inventories, net	104,823,552	134,879,735

b) Changes in the allowance for obsolescence for the years ended December 31, 2005, 2006 and 2007 are as follows:

	As of December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Balance at beginning of year	3,316,166	3,042,582	3,010,256
Price-level restatement	(115,234)	(62,580)	(207,410)
Effect of devaluation of foreign currencies	(49,366)	115,024	(29,076)
Allowance established	315,951	559,125	300,723
Allowance released (1)	(279,946)	(643,895)	(287,032)
Write-offs	(144,989)	-	(263,432)
Balance at end of year	3,042,582	3,010,256	2,524,029

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

The Company generally records inventory at net realizable value in accordance with to the accounting policy described in Note 2 g). The inventory covered by hedging agreements (detailed in Note 27) is recorded at fair value with the recognition of offsetting effects in income.

Note 9 – Other current assets

Other current assets are summarized as follows:

	As of December 31,
	2006	2007
	ThCh$	ThCh$
Securities purchased under resell agreements (1)	13,150,142	-
Deposit in guarantee	726,791	1,362
Property, plant and equipment to be disposed of, net (2) and (3)	4,026,047	2,355,767
Discount on bond issuance	168,993	168,387
Copper hedging agreement at fair value (4)	1,117,676	1,728,667
Other	72,400	150,007
Total	19,262,049	4,404,190

  Details provided in the table below.
  Shown net of adjustment to realization value of ThCh$ 275,462 (ThCh$ 318,399 as of December 31, 2006).
  During 2007, the subsidiary Optel Brasil Ltda. reclassified assets in the amount of ThCh$ 1,070,314 related to the sale of the Aratú plant to other long-term assets.
  Relates to the fair value of existing purchase hedging agreements (Asian options and Swap), which are detailed in Note 27 “Derivative Contracts”.

The detail of securities purchased under resell agreements to resell as of December 31, 2006 is as follows:

			Original	Transaction	Interest	Final		Market
Purchase Date	Maturity Date	Counterpart	currency	Amount	rate	value	Description of Instrument	Value
				ThCh$	%	ThCh$		ThCh$
December 28, 2006	January 8, 2007	BBVA Corredores de Bolsa BHIF S.A.	Ch$	28,339	6.00	28,391	Non-indexed promissory note	28,353
December 28, 2006	January 8, 2007	BBVA Corredores de Bolsa BHIF S.A.	Ch$	197,005	6.00	197,366	Non-indexed promissory note	197,104
December 28, 2006	January 8, 2007	BBVA Corredores de Bolsa BHIF S.A.	Ch$	224,663	6.00	225,074	Non-indexed promissory note	224,774
December 28, 2006	January 2, 2007	BBVA Corredores de Bolsa BHIF S.A.	Ch$	43,469	6.00	43,520	Non-indexed promissory note	43,505
December 28, 2006	January 2, 2007	BBVA Corredores de Bolsa BHIF S.A.	Ch$	3,480	6.00	3,484	Non-indexed promissory note	3,483
December 28, 2006	January 2, 2007	BBVA Corredores de Bolsa BHIF S.A.	Ch$	2,333,667	6.00	2,336,389	Non-indexed promissory note	2,335,612
December 28, 2006	January 2, 2007	BBVA Corredores de Bolsa BHIF S.A.	Ch$	2,156,950	6.00	2,159,466	Non-indexed promissory note	2,158,748
December 28, 2006	January 2, 2007	BBVA Corredores de Bolsa BHIF S.A.	Ch$	939,835	6.00	940,931	Non-indexed promissory note	940,618
December 28, 2006	January 8, 2007	BCI corredores de Bolsa S.A.	Ch$	974,091	6.24	975,779	Non-indexed promissory note	974,428
December 28, 2006	January 8, 2007	BCI corredores de Bolsa S.A.	Ch$	3,249	6.24	3,254	Non-indexed promissory note	3,250
December 28, 2006	January 2, 2007	Banco Estado USD	US$	3,246,137	5.34	3,252,878	Non-indexed promissory note	3,252,692
December 28, 2006	January 2, 2007	Banco Estado USD	US$	13,048	5.34	13,076	Non-indexed promissory note	13,072
December 28, 2006	January 8, 2007	Banco Estado USD	US$	2,171,173	5.45	2,174,788	Non-indexed promissory note	2,172,159
December 28, 2006	January 8, 2007	Banco Estado USD	US$	1,617	5.45	1,621	Non-indexed promissory note	1,619
December 28, 2006	January 8, 2007	Banco Estado USD	US$	1,699	5.10	1,702	Non-indexed promissory note	1,700
December 28, 2006	January 8, 2007	Banco Estado USD	US$	798,803	5.10	799,933	Non-indexed promissory note	799,025
							Total	13,150,142

There are no securities purchased under resell agreements as of December 31, 2007.

Note 10 – Property, plant and equipment

Property, plant and equipment are presented net of write-downs of ThCh$ 2,395,193 and ThCh$ 2,301,648 as of December 31, 2006 and 2007, respectively, and are summarized as follows:

	As of December 31,
	2006	2007
	ThCh$	ThCh$

Land	12,575,994	14,964,573
Buildings and Infrastructure
Buildings and infrastructure	57,878,851	62,031,258
Accumulated depreciation	(20,159,507)	(20,974,956)
Subtotal buildings and infrastructure, net	37,719,344	41,056,302
Machinery and Equipment
Machinery and equipment	230,935,810	243,153,800
Accumulated depreciation	(151,479,163)	(161,495,251)
Subtotal machinery and equipment, net	79,456,647	81,658,549
Other Property, Plant and Equipment
Leased assets	15,594,852	20,677,629
Furniture and fixtures	3,814,496	3,849,055
Office equipment	7,223,552	7,031,656
Tools and others	1,712,532	1,657,119
Other property, plant and equipment	6,741,173	7,047,131
Accumulated depreciation (1)	(14,287,360)	(18,250,197)
Subtotal other property, plant and equipment, net	20,799,245	22,012,393
Revaluation from technical appraisals
Land	3,319,549	3,109,992
Buildings and infrastructure	8,871,219	7,980,352
Machinery and equipment	1,846,393	1,819,857
Accumulated depreciation	(5,691,809)	(5,652,921)
Subtotal revaluation from technical appraisals, net	8,345,352	7,257,280
Total property, plant and equipment, net	158,896,582	166,949,097

(1) The total accumulated depreciation includes accumulated depreciation of leased assets of ThCh$ 1,769,709 and ThCh$ 3,065,113 as of December 31, 2006 and 2007, respectively.

Depreciation expense is summarized as follows:

	For the year ended December 31,
	2005	2006	2007
Included within the following income statement caption:	ThCh$	ThCh$	ThCh$

Cost of sales	11,630,565	12,848,563	14,438,869
Administrative and selling expenses	698,261	1,533,587	1,346,183
Sub total	12,328,826	14,382,150	15,785,052

Non-operating expense	1,464,358	973,654	539,132
Total	13,793,184	15,355,804	16,324,184

No financing costs were capitalized to property, plant and equipment during 2005, 2006 and 2007. The Company recorded impairment losses related to its property, plant and equipment amounting to ThCh$ 264,208, ThCh$ 1,001,621 and ThCh$ 163,842 during 2005, 2006 and 2007, respectively.

a) Assets to be disposed of

Property, plant and equipment to be disposed of consist mainly of land and buildings which are not in Madeco’s core business. The Company is in the process of disposing those assets normally by sale taking decision about selling based on the real estate market conditions.

As of December 31, 2006 and 2007, the detail of property, plant and equipment held for sale, after adjustments to net realizable value was as follows:

	As of December 31,
	2006	2007
	ThCh$	ThCh$

Building Vitacura (Chile)	1,100,836	1,096,889
Land in Via Matoim 902 (Aratú plant) (Brazil) (1)	1,231,644	-
Machinery and equipment Optel Ltda. (Brazil)	1,098,750	954,829
Other	594,817	304,049
Subtotal current assets (Note 9)	4,026,047	2,355,767

Land at Vicuña Mackenna 4665 (Chile)	1,056,935	1,056,935
Land and building at Lomas de Zamora (Argentina)	1,281,994	1,070,032
San Luis plant (Argentina)	235,353	204,524
Land in Via Matoim 902 (Aratú plant) (Brazil) (1)	-	1,070,314
Machinery and equipment Laton (Chile)	550,559	338,273
Other	526,742	441,600
Subtotal non-current assets (Note 13)	3,651,583	4,181,678
Total property, plant and equipment to be disposed of, net	7,677,630	6,537,445

Property, plant and equipment held for sale are recorded at their net realizable values and include allowances of ThCh$ 318,399 and ThCh$ 275,462 related to current assets, and of ThCh$ 5,536,351 and ThCh$ 4,760,063 related to non-current assets as of December 31, 2006 and 2007, respectively.

For the years ended December 31, 2005, 2006 and 2007, the Company recognized impairment charges (net realizable value) related to its Property, plant and equipment held for sale of ThCh$ 265,767, ThCh$ 315,422 and for ThCh$ 0, respectively.

(1) During 2007, the amount of ThCh$ 1,070,314, related to assets for sale of the subsidiary Ficap S.A., was reclassified to Other assets.

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

On May 5, 2006, the related agreement was amended in respect to installments and interest rates. The new characteristics of this agreement are as follows:

Seller     :                                                                            Alusa S.A.
Purchaser    :                                                                     Corpbanca
Assets involved    :                      Building and plant located in Quilicura
Principal amount   :                                                         U.F. 306,983
Nominal value of agreement  :                                         U.F. 390,131
No. of installments   :                                               20 (semi-annually)
Period     :                                          May 16, 2006 to May 16, 2016
Fixed interest rate   :                                                                  4.80%

Note 11 – Investments in related companies

The participation owned and carrying values of investments in related companies as of December 31, 2006 and 2007 are as follows:

	Percentage owned		As of December 31,
	2006	2007	2006	2007
	%	%	ThCh$	ThCh$
Related company
Peruplast S.A. (1)	25.00%	-	4,343,197	-
Tech Pak S.A. (1)	25.61%	-	2,968,464	-
Colada Continua Chilena S.A.	41.00%	41.00%	1,624,387	1,573,553
Cobrecon Peru S.A.	33.33%	33.33%	713,418	614,654
Total			9,649,466	2,188,207

(1) As of December 31, 2007, these companies are included in the consolidation as described in Note 2a).

The Company’s equity participation in the net income of the investees is as follows:

	For the years ended December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$
Related company

Peruplast S.A.	218,255	407,870	-
Tech Pak S.A.	61,540	321,489	-
Colada Continua Chilena S.A.	886	507	(50,835)
Cobrecon Peru S.A.	27,532	9,340	(5,315)
Total	308,213	739,206	(56,150)

Note 12 – Goodwill and Negative goodwill

Goodwill as of December 31, 2006 and 2007 and related amortization charges in the years ended December 31, 2005, 2006 and 2007 are as follows:

	Amortization for the year ended December 31,			Net Balance as of December 31,
Company	2005	2006	2007	2006	2007
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Alumco S.A.	93,966	93,966	93,966	762,878	668,910
Alupack S.A. (1)	11,461	11,461	11,461	34,384	22,923
Ficap S.A.	1,450,225	1,475,522	1,282,248	15,738,908	12,395,061
Cedsa S.A. (2)	-	-	44,176	-	1,016,049
Indeco S.A.	149,048	151,641	131,780	1,697,451	1,343,325
Peruplast S.A. (2)	18,489	18,811	-	174,005	-
Tech Pak S.A. (2)	9,327	9,488	22,342	87,766	223,081
Vigaflex S.A. (1)	87,717	87,717	87,717	263,150	175,434
Total	1,820,233	1,848,606	1,673,690	18,758,542	15,844,783

Negative goodwill as of December 31, 2006 and 2007 and related amortization in the years ended December 31, 2005, 2006 and 2007 are as follows:

	Amortization for the year ended December 31,			Net Balance as of December 31,
Company	2005	2006	2007	2006	2007
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Peruplast S.A. (2)	-	-	64,500	-	1,356,858
Optel Brasil Ltda.	20,940	28,409	24,688	518,479	425,875
Total	20,940	28,409	89,188	518,479	1,782,733
  Effective January 1, 2005, the amortization period of goodwill was changed from 10 to 5 years. The change resulted in an additional charge to income of ThCh$ 48,150 for the year ended December 31, 2005. All other amortization periods remained unchanged and amount to 20 years.
  During the first quarter of 2007, Madeco S.A. acquired Cedsa S.A. (Colombia). In addition, the subsidiary Alusa S.A. increased its participations in Peruplast S.A. and Tech Pak S.A. (Peru), as described in Note 2a), which generated additional goodwill and negative goodwill.

Note 13 – Other non-current assets

Other non-current assets are summarized as follows:

	As of December 31,
	2006	2007
	ThCh$	ThCh$

Recoverable tax incentives in Argentina (1)	440,533	631,486
Bond discount	666,583	505,160
Property, plant and equipment to be disposed of (held-for-sale), net (2)	3,651,583	4,181,678
Lawsuit deposits	1,073,478	7,407,045
Bond issuance cost	-	155,788
Recoverable minimum tax in Argentina	455,597	169,281
Inventories, net (3)	330,251	304,968
Other	108,562	65,499
Total other non-current assets	6,726,587	13,420,905
  These amounts are presented net of an allowance for doubtful accounts of ThCh$ 107,550 as of December 31, 2007 (ThCh$ 2,128,600 as of December 31, 2006).
  These amounts are presented net of adjustments to realizable value of ThCh$ 5,536,351 and ThCh$ 4,760,063 as of December 31, 2006 and 2007, respectively.
  These inventories have a rotation of more than one year and are presented at net realizable values.

Note 14 – Short-term bank loans

a) Short-term bank loans are summarized as follows:

	As of December 31,
	2006	2007
	ThCh$	ThCh$
Payable in:
Chilean pesos	1,263,631	3,943,396
United States dollars	12,126,643	25,536,723
Loans in Euros	53,411	-
Inflation-indexed units (UF)	-	1,177,760
Other foreign currencies	3,193,122	4,419,213
Total short-term bank loans	16,636,807	35,077,092
Total outstanding principal	16,346,235	34,559,177

	As of December 31,
	2006	2007
	%	%
Year-end weighted average interest rates:
Loans in Chilean pesos	6.11	7.43
Loans in United States dollars	5.93	6.63
Loans in UF	-	4.08
Loans in Euros	6.45	-
Loans in other foreign currencies	7.66	13.77

b) Current portion of long-term liabilities is summarized as follows:

	As of December 31,
	2006	2007
	ThCh$	ThCh$
Payable in:
Inflation-indexed units (UF)	3,306,812	1,662,449
United States dollars	9,311,295	5,413,914
Other foreign currencies	4,824,551	10,575,564
Total current portion of long-term bank loans	17,442,658	17,651,927
Total outstanding principal	16,971,123	17,486,151
Average annual interest rate %	7.98	8.89

Note 15 – Accrued liabilities and provisions

a) Current accrued liabilities and provisions are as follows:

	As of December 31,
	2006	2007
	ThCh$	ThCh$

Accrued employee vacation expenses	2,165,789	2,750,932
Remuneration and consulting services	3,001,240	3,428,769
Staff severance indemnities, short-term	945,328	1,015,322
Project expenses, suppliers and other	833,864	997,546
Municipal taxes and others	692,584	670,023
Freight	313,390	357,853
Electricity consumed and other basic services	334,102	458,359
Import and export costs	78,306	252,521
Lawsuits pending (Argentina)	245,439	1,468,144
Directors’ benefits	-	491,502
Others	100,693	223,794
Total current accrued liabilities and provisions	8,710,735	12,114,765

b) Long-term accrued liabilities and provisions are as follows:

	As of December 31,
	2006	2007
	ThCh$	ThCh$

Staff severance indemnities, long-term	1,204,647	1,034,832
Provisions for pending lawsuits (1)	2,304,830	2,669,132
Municipal taxes and others	1,242,108	766,613
Customs obligations	1,133,605	-
Other	23,919	18,531
Total long-term accrued liabilities and provisions	5,909,109	4,489,108
  This item includes mainly provision for pending lawsuits and unpaid settlements with current employees, which will be paid at their retirement. The liability is stated at present value applying an annual discount rate of 7% and considering the years remaining to estimated retirement dates.

Note 16 – Staff severance indemnities

Staff severances indemnities are presented as described in Note 2 o) and are summarized as follow:

	As of December 31,
	2006	2007
	ThCh$	ThCh$

Balance at the beginning of period	1,960,098	2,001,839
Price-level restatement	7,201	57,050
Provisions established	1,854,366	2,317,450
Payments during the period	(1,671,690)	(2,326,185)
Balance at the period-end	2,149,975	2,050,154

Presented in balance sheet in:
Current liabilities - accrued liabilities and provisions	945,328	1,015,322
Long-term liabilities - accrued liabilities and provisions	1,204,647	1,034,832
Total	2,149,975	2,050,154

Note 17 – Long-term debt and bonds payable

a) Long-term liabilities with banks and financial institutions as of December 31, 2006 and 2007 are as follows:

		Average					Total	Total
Bank	Currency or	annual	More than 1	More than 2	More than 3	More than	as of December	as of December
or financial institution	indexation	interest rate	up to 2 years	up to 3 years	up to 5 years	5 years	31, 2007	31, 2006
		%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Banks in Chile
Banco Estado de Chile	Indexed Chilean Pesos	5.08	486,082	486,080	102,030	-	1,074,192	2,156,764
Banco Estado de Chile	US dollars	-	-	-	-	-	-	285,895
BBVA	US dollars	-	-	-	-	-	-	1,184,416
Banco de Crédito e Inversiones	Indexed Chilean Pesos	5.49	252,602	252,601	-	-	505,203	760,534
Bank Boston	US dollars	-	-	-	-	-	-	759,501
Banco de Chile	Indexed Chilean Pesos	5.49	368,798	368,796	-	-	737,594	1,701,170
Banco del Desarrollo	Indexed Chilean Pesos	6.37	596,268	795,024	-	-	1,391,292	2,287,147
Scotiabank	US dollars	-	-	-	-	-	-	2,450,514
Banco Security	Indexed Chilean Pesos	4.86	666,015	666,013	-	-	1,332,028	3,500,936

Banks in Brazil:
Banco Itaú	Other currency	-	-	-	-	-	-	8,312,287
Itaú Finame	Other currency	11.95	4,698,571	-	-	-	4,698,571	-
Bndes	Other currency	8.85	1,105,087	-	1,425,333	-	2,530,420	205,218
Citibank	US dollars	5.12	1,480,700	-	-	-	1,480,700	-
Unibanco	US dollars	6.87	2,682,135	-	-	-	2,682,135	1,293,833

Banks in other countries:
Banco Estado New York	US dollars	5.4	1,526,162	1,526,162	763,080	-	3,815,404	6,146,710
Itaú Finame	US dollars	5.4	759,670	759,670	379,835	-	1,899,175	-
Scotiabank - Peru	US dollars	6.1	795,024	795,024	1,590,048	-	3,180,096	-
Crédito Peru	US dollars	7.04	2,948,216	2,948,216	3,204,942	-	9,101,374	7,433,229
BBVA - Cayman Islands	US dollars	5.4	745,336	745,336	372,668	-	1,863,340	3,001,879
Bank Of America - Cayman Islands	US dollars	-	-	-	-	-	-	3,059,618
Total			19,110,666	9,342,922	7,837,936	-	36,291,524	44,539,651

b) Bonds have been issued and are payable by the following Group companies:

	As of December 31,
	2006	2007
	ThCh$	ThCh$
Company
Madeco	26,595,574	21,704,342
Total	26,595,574	21,704,342
Less: Current portion	(4,872,734)	(5,081,276)
Long-term portion	21,722,840	16,623,066

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

The scheduled principal payments on long-term debt, bonds payable, capital lease obligations and other long-term liabilities at December 31, 2007 are summarized as follows:

As of December 31,
2007
ThCh$
Principal payments during the fiscal years ending December 31,
2008	25,045,630
2009	28,683,340
2010	14,347,034
2011	11,853,126
2012 and thereafter	6,036,177
Total	85,965,307

Note 18 – Miscellaneous payables

Miscellaneous long-term payables as of December 31, 2006 and 2007 are summarized as follows:

	As of December 31,
	2006	2007
	ThCh$	ThCh$

Capital lease obligations	5,628,953	7,154,165
Total	5,628,953	7,154,165

Note 19 – Income taxes and other taxes

a) Net recoverable taxes are summarized as follows:

	As of December 31,
	2006	2007
	ThCh$	ThCh$
Income taxes payable	(7,727,250)	(6,463,676)
Monthly income tax payments	7,746,531	7,747,167
Other credits against income taxes (1)	9,904,815	11,172,802
Other recoverable taxes (2)	162,987	803,442
Recoverable income taxes, net	10,087,083	13,259,735

  The balance of other recoverable taxes is shown net of an allowance for unrecoverable taxes in Uruguay and Argentina of ThCh$ 1,555,651 as of December 31, 2007 (ThCh$ 560,096 as of December 31, 2006).
  During 2007, minimal income taxes in Argentina of ThCh$ 1,555,651were reclassified from other long-term assets; these taxes are fully provided for.

b) The net income tax charge to the consolidated statement of income for each year is summarized as follows:

	For the year ended December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$
Current year provision for income tax	(3,325,480)	(7,727,250)	(6,463,676)
Income tax from previous year	1,671,773	(24,308)	183,003
Deferred income tax	(2,012,101)	290,874	(406,636)
Tax benefit from (use of) tax loss carry forwards	2,828,259	(2,528,416)	(2,417,450)
Amortization of complementary accounts	1,046,451	(427,748)	(569,933)
Valuation allowance on deferred tax assets	(2,117,372)	4,602,506	8,389,106
Other	300,067	224,664	210,079
Net income tax expense	(1,608,403)	(5,589,678)	(1,075,507)

The income tax provision has been determined based on current tax laws in each country in which the Company operates.

c) Deferred income taxes

	As of December 31,
	Current portion		Long-term portion
Timing differences	2006	2007	2006	2007
	ThCh$	ThCh$	ThCh$	ThCh$
Accrued vacation expense	158,556	297,396	-	-
Unearned revenues	26,435	106,362	-	-
Allowance for doubtful accounts	1,421,487	1,248,585	30,004	3,095
Allowance for obsolescence of inventories	1,328,890	656,206	102,547	18,918
Property, plant and equipment held for sale	32,273	19,510	23,995	23,482
Write-downs of property, plant and equipment		491,419	219,280	466,211
Impairment of investment in Brazil	1,565,742	1,907,846	5,349,618	3,703,466
Allowances for other current and long-term receivables	630,189	353,941	-	-
Adjustment to realization value of property, plant and equipment	12,580	30,599	-	-
Deferred foreign currency exchange differences		72,416	491,634	352,337
Other provisions	1,595,804	1,794,303	961,008	242,567
Property, plant and equipment in leasing	-	102,217	(3,569,756)	(4,698,383)
Accelerated depreciation of property, plant and equipment	-	(48,579)	(3,507,747)	(5,157,552)
Staff severance indemnities	-	-	(589,939)	(564,661)
Production costs	(476,285)	(498,354)	-	-
Negotiation of bonds	(33,037)	(79,600)	-	(26,484)
Bond issuance costs	-	-	(142,048)	(114,503)
Other	(5,890)	(756)	(142,513)	(301,935)
Subtotal	6,256,744	6,249,086	(774,007)	(6,053,442)
Complementary accounts, net of amortization	-	-	4,039,512	3,496,030
Valuation allowance	(3,342,743)	(2,846,184)	(26,572,735)	(17,701,339)
Tax loss carry forwards	3,073,126	7,429,913	22,780,910	16,491,639
Total deferred income taxes, net	5,987,127	10,832,815	(526,320)	(3,767,112)

Note 20 – Shareholders’ equity

a) The changes in Shareholders' equity during each of the years 2005, 2006 and 2007 in historical Chilean pesos are summarized as follows:

			Reserves
	Number of shares	Paid in capital	Contributed Surplus	Other Reserves	Cumulative Translation Adjustment	Accumulated Deficit	Dividends	Net (loss) Income for the year	Total
Balances as of January 1, 2005	4,441,192,887	198,492,593	38,458,668	9,494,028	1,022,532	(97,467,650)	-	8,512,367	158,512,538
Allocation of 2004 net loss	-	-	-	-	-	8,512,367	-	(8,512,367)	-
Capital increase	907,197,242	44,017,210	-	-	-	-	-	-	44,017,210
Share issuance expenses	-	-	(774,759)	-	-	-	-	-	(774,759)
Stock options issued	-	-	-	263,500	-	-	-	-	263,500
Reclassification of capital increase year	-	(195,111)	195,111	-	-	-	-	-	-
Price-level restatement of equity accounts	-	7,057,699	1,386,063	341,785	36,810	(3,202,389)	-	-	5,619,968
Cumulative translation adjustments, net	-	-	-	-	(14,272,719)	-	-	-	(14,272,719)
Net income for the year	-	-	-	-	-	-	-	12,014,323	12,014,323
Balances as of December 31, 2005	5,348,390,129	249,372,391	39,265,083	10,099,313	(13,213,377)	(92,157,672)	-	12,014,323	205,380,061
Restatement of December 31, 2005 balances to December 31, 2007 constant pesos	-	267,825,948	42,170,699	10,846,662	(14,191,167)	(98,977,340)	-	12,903,383	220,578,185
Balances as of January 1, 2006	5,348,390,129	249,372,391	39,265,083	10,099,313	(13,213,377)	(92,157,672)	-	12,014,323	205,380,061
Allocation of 2005 net income	-	-	-	-	-	12,014,323	-	(12,014,323)	-
Capital increase	192,802,758	9,350,934	-	-	-	-	-	-	9,350,934
Stock options issued	-	-	-	275,040	-	-	-	-	275,040
Reclassification of stock options	-	-	-	(263,500)	-	263,500	-	-	-
Price-level restatement of equity accounts	-	5,349,032	824,566	206,553	(320,254)	(1,677,478)	-	-	4,382,419
Cumulative translation adjustments, net	-	-	-	-	1,962,753	-	-	-	1,962,753
Net income for the year	-	-	-	-	-	-	-	30,203,974	30,203,974
Balances as of December 31, 2006	5,541,192,887	264,072,357	40,089,649	10,317,406	(11,570,878)	(81,557,327)	-	30,203,974	251,555,181
Restatement of December 31, 2006 balances to December 31, 2007 constant pesos	-	283,613,711	43,056,283	11,080,894	(12,427,123)	(87,592,569)	-	32,439,068	270,170,264
Balances as of January 1, 2007	5,541,192,887	264,072,357	40,089,649	10,317,406	(11,570,878)	(81,557,327)	-	30,203,974	251,555,181
Allocation of 2006 net income	-	-	-	-	-	30,203,974	-	(30,203,974)	-
Capital increase	120,000,000	5,822,400	-	-	-	-	-	-	5,822,400
Absorption of accumulated deficit	-	(51,353,352)	-	-	-	51,353,352	-	-	-
Interim dividend	-	-	-	-	-	-	(15,002,161)	-	(15,002,161)
Stock options issued	-	-	-	412,560	-	-	-	-	412,560
Price-level restatement of equity accounts	-	15,787,785	2,966,634	763,487	(856,245)	-	-	-	18,661,661
Cumulative translation adjustments, net	-	-	-	-	(17,216,035)	-	-	-	(17,216,035)
Net income for the year	-	-	-	-	-	-	-	19,660,064	19,660,064
Balances as of December 31, 2007	5,661,192,887	234,329,190	43,056,283	11,493,453	(29,643,158)	-	(15,002,161)	19,660,064	263,893,671

b) Dividends

As required by the Chilean Law, unless otherwise decided by the unanimous vote of the holders of all of the issued and subscribed shares, open stock corporations must distribute a cash dividend in an amount equal to at least 30% of their net income for each year, as determined in accordance with Chilean GAAP, unless and except to the extent that the Company has accumulated losses.

The accumulated losses were absorbed as described in point d) below. On December 18, 2007, the Company declared to distribute an interim dividend of Ch$ 2.65 per share as a charge to net income for 2007, which was paid on January 18, 2008.

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

	(Charges) / credits for the year ended December 31,			Balance as of December 31,
Item	2005	2006	2007	2006	2007
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Alusa S.A.	(1,881,203)	206,951	(1,836,265)	(2,745,190)	(4,581,455)
Comercial Madeco S.A. (Argentina)	(144,892)	143,294	702,552	(170,749)	531,803
Indeco S.A. (Peru).	(2,387,461)	286,580	(2,774,271)	(1,565,528)	(4,339,799)
Metalúrgica e Industrial S.A. (Argentina)	(449,420)	60,073	439,404	11,280,493	11,719,897
Metal Overseas S.A. (Cayman Islands)	(9,360,746)	1,238,469	(8,556,677)	908,528	(7,648,149)
Cedsa Colombia	-	-	(620,642)	-	(620,642)
Indalum S.A.	(180,360)	-	-	2,108	2,108
Decker-Indelqui S.A. (Argentina)	(1,160,708)	140,928	(1,062,170)	(720,917)	(1,783,087)
Indelqui S.A. Argentina	-	-	(3,285,622)	-	(3,285,622)
Indeco S.A. (Peru)	(249,276)	31,702	(222,344)	(67,391)	(289,735)
Exchange gain (loss) on debt	163,259	-	-	(19,348,477)	(19,348,477)
Total	(15,650,807)	2,107,997	(17,216,035)	(12,427,123)	(29,643,158)

  Capital increases and decreases
 On November 25, 2005, the Company subscribed and paid 907,197,242 shares for a total of ThCh$ 44,017,210 at a value of Ch$ 48.52 per share (historical). This capital increase did not affect the contributed surplus.

In May 2006, the Company subscribed and paid 192,802,758 shares for a total of ThCh$ 9,350,934 at a value of Ch$ 48.50 per share (historical). This capital increase did not affect the contributed surplus.

On April 24, 2007, an extraordinary shareholders meeting agreed to reduce the capital by the absorption of the Company’s accumulated losses of ThCh$ 51,353,352.

e) Contributed surplus

The detail of contributed surplus in historic values is as follows:

	For years ended December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Issuance of shares in 2005	209,549	-	-
Share issuance costs (Note 2 u))	(832,092)	-	-
Total	(622,543)	-	-

f) Stock options for the compensation plans

At the Extraordinary Shareholders’ Meeting of Madeco S.A., held on November 14, 2002, a stock-based compensation plan was agreed upon for the Company’s executives and, accordingly, 493,334,000 shares were allocated to a capital increase for that purpose.

On January 25, 2005, the Board of Directors granted a group of executives the option to subscribe for a total of 130,000,000 shares of the total shares authorized at a price of Ch$ 60 per share. This was formalized on May 20, 2005 through the signing of share subscription contracts with the following terms:

  The first share subscription to be exercised between September 30 and November 30, 2005.
  The second share subscription to be exercised between September 30 and November 30, 2006.
  The beneficiary to be an employee of Madeco on the respective exercise date.
  The option to be transferable only between September 30 and November 30, 2005 and 2006 (the periods for exercising the respective options).
  Should the controlling entity sell a third of its control of Madeco, the beneficiaries have the right to exercise the option within 60 days of the sale date.
  In the event of death of the beneficiary prior to September 30, 2005, the right to subscribe to extinguish. In the event of death after October 1, 2005, the relatives to have the right to subscribe and pay for the respective shares within 6 months from the date of death.
  The option to be exercised for all or part of the shares and to be paid for in cash.
  While the shares remain un-subscribed, they grant no economic or voting rights in the company and are not considered for quorum purposes at shareholders' meetings.
Theses options were recorded at the grant date at their fair value of ThCh$ 263,500 determined using the Black-Scholes-Merton model. Volatility was estimated using historical data in the absence of a market for these options that would enable an empirical estimation. The fair value determined was to be amortized on a straight line basis as a charge to remunerations cost and credit to Other reserves in Shareholders’ equity over the period between the granting of the options and the date that these became vested.

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
  Should the controlling entity sell to a third party the control over Madeco, the beneficiaries will have the right to exercise this option within a term of 60 days from the date of the sale
  In the event of the death of a beneficiary on a date prior to October 1, 2006, the subscription right extinguishes. In the event of death on a date subsequent to October 1, 2006, the relatives obtain the right of subscribing and paying the respective shares within a term of 6 months from the date of death.
  The beneficiary has the right to exercise all stock options or a portion; payment must be made in cash
  As long as the stock options are not exercised, they do not bear shareholders’ interest, i.e. economic benefits or voting rights.

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
Free-of-risk rate                                       5.73 for 15 months

Volatility has been estimated based on historical information in the absence of a market for these options. The fair value determined is recorded with a charge to Compensation cost and a credit to Other Reserves on a straight-line basis over the period between the grant date of the options and the date that these become vested. The charges to income for the year 2006 and 2007 were ThCh$ 295,393 and ThCh$ 412,560, respectively.

Note 21 – Foreign currency, UF indexed and CPI restated assets and liabilities

Balances denominated or measured in foreign currencies (principally US dollars) at December 31, 2006 and 2007 are included in these financial statements in thousands of Chilean pesos equivalents as follows:

	As of December 31,
	2006	2007
	ThCh$	ThCh$
Assets
Cash and time deposits	5,104,333	9,013,404
Accounts receivable, net	73,450,112	78,838,523
Notes and account receivable from related companies	6,808	8,198
Inventories, net	54,933,180	89,191,013
Other current assets	17,739,538	14,989,115
Property, plant and equipment and other non-monetary assets	110,125,731	116,917,492
Other monetary assets	177,415	4,714
Total assets	261,537,117	308,962,459
Liabilities
Short-term bank loans and current portion of long-term liabilities	29,510,901	47,708,426
Accounts and notes payable	20,428,738	27,031,176
Notes and account payable to related companies	59,320	31,124
Other current liabilities	15,751,454	16,075,388
Long-term debt	34,133,100	32,642,508
Other long-term liabilities	5,325,849	9,538,396
Total liabilities	105,209,362	133,027,018
Net asset position	156,327,755	175,935,441

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

Balances denominated in UFs or indexed based on variations in Chilean CPI are included in the financial statements as follows:

	As of December 31,
	2006	2007
	ThCh$	ThCh$
Assets
Time deposits and marketable securities	589,196	2,185,349
Accounts receivable, net	27,988,143	28,416,536
Notes and account receivable from related companies	1,654,819	1,773,652
Inventories, net	49,890,372	45,688,722
Other current assets	18,116,266	14,516,992
Property, plant and equipment and other non-monetary assets	87,550,645	85,311,959
Other assets	297,119	241,661
Total assets	186,086,560	178,134,871
Liabilities
Short-term bank loans and current portion of long-term liabilities	5,093,067	7,333,020
Bonds payable	26,595,574	21,704,342
Accounts and notes payable	5,679,454	22,122,104
Notes and account payable to related companies	420,334	583,969
Other current liabilities	4,365,446	5,507,369
Long-term debt	10,406,551	3,649,016
Other long-term liabilities	7,367,277	6,722,911
Total liabilities	59,927,703	67,622,731
Net asset position in UF or indexed to Chilean CPI	126,158,857	110,512,140

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
e) That the Company’s controller, Quiñenco S.A., maintains this status, with direct or indirect participation of at least 40% in accordance with article No. 97 of the Security Market Law, with no prejudice that Quiñenco S.A. has to maintain, at all times, participation of at least 35%.

1.2) Bank Loans

As of December 31, 2007, the Company maintains syndicated loans with financial institutions, and during the entire life of the agreements up to the date in which all and each payment obligations contained in agreements have been complied with in full, the Company is obliged to the following:

a) The Company will have to prepay the total amount of bank loans in the event that the Luksic Group does not maintain in a direct or indirect manner at least 40% of voting right shares of Madeco S.A. and the direct or indirect control of Madeco S.A. (per definition contained in Article No. 97 of Law No.18,045 of the Securities Market.

b) Compliance with financial ratios

1. Net Financial Debt less Variation in Working Capital to EBITDA (for the last four quarters) not to exceed 3.2 times.
2. Net Financial Debt less Variation in Working Capital to Adjusted Equity to be lower than 0.75 times.
3. EBITDA to Financial Expenses (for the last four quarters) to be equal or greater than 2.5 times.
4. Adjusted Equity must be at least equal to UF 7,000,000.

c) Main obligations for the Company:

1. The Debtor and its significant subsidiaries (Alusa S.A., Indalum S.A., Ficap S.A., Indeco S.A.) have to comply with all requirements to maintain its legal existence, rights, franchises and licenses.
2. The Debtor and its significant subsidiaries have to maintain and preserve their Essential Assets; “Essential Assets” for these purposes are equipment, machinery and all essential elements the Debtor needs to conduct its businesses and those of the Essential Subsidiaries.
3. Designate the funds indicated in this instrument only and exclusively to finance exports and investments in assets related directly and solely to the export of its products, and the refinancing of existing financing debt.
4. The Debtor and its significant subsidiaries have to substantially meet all laws with respect to pollution or material waste, environmental matters, which do not have any adverse material effect.

d) Main limitations for the Company:

1. The Debtor and its significant subsidiaries should not constitute any lien without the Creditors' prior and written consent.
2. The Debtor and/or its significant subsidiaries, without the prior and written authorization by the Creditors, will not be able to agree any mergers, absorption or incorporation and nor can they be liquidated, terminate their business activities or dissolve.
3. Not disposing of one or any or its Essential Assets in leaseback operations.
4. The Debtor and/or its Essential Subsidiaries will not be able to make any significant changes in the nature of their primary line of business without the Creditors’ prior and written consent.

3) As of December 31, 2007, the Company meets all covenants required in subordinated loan agreements.

4) Agreement with Nexans

On November 15, 2007, in Paris, France, Madeco and Nexans entered into a Framework Agreement by virtue of which both parties agreed the transfer to Nexans of all the assets of the Wire and Cable unit of Madeco in Chile, Argentina, Peru Brazil and Colombia for US$ 448 million plus 2.5 million shares of Nexans, which is equivalent to approximately US$ 823 million (historical).

The Board of Directors of Madeco believes this operation to be beneficial for its shareholders in consideration of its terms and conditions as a result of which Madeco becomes the biggest shareholder of Nexans with approximately 8.9 % of its share capital. Nexans is the main manufacturer of wire worldwide with presence in Europe, North America, Asia, Africa and Brazil in South America.

With the signing of the Framework Agreement with Nexans, the Companies initiated a due diligence process, and if both parties are satisfied, at the end of which the final agreement will be executed, which currently is estimated to take place in June 2008.

For these purposes, Madeco S.A. will separate the wire segment in Chile and Argentina through the incorporation of subsidiaries to which this activity will be transferred.

As this operation includes the transfer of approximately 60% of the Company’s assets, an extraordinary shareholders’ meeting will be held to approve this transaction.

5) Tax Contingencies

Until December 31, 2007, Madeco S.A. has received reimbursements from the Chilean Internal Revenue Service for tax years 2001, 2002, 2003 and 2004 related to corporate income tax differences, and income tax reimbursements from 21st article of the Income Tax Law for a total of ThCh$ 4,774,410 (tax amount). Company’s management, in accordance with terms established in the Tax Code has filed through its legal advisors the administrative procedures required to claim reimbursements in the first instance before the Tax Court; it believes that these are not applicable.

Additionally, for tax year 2004, the Company is requesting the reimbursement of ThCh$ 642,494, related to the remaining balance withheld by the Chilean Internal Revenue Service of ThCh$ 3,038,789 originally requested for the concept of tax loss absorption

Metal Overseas and Subsidiaries

1) In Brazil, two legal proceedings are pending which have been filed by the State Finance Secretary’s Office (Rio de Janeiro) against the prior owner of Ficap S.A., from a date prior to the acquisition of this subsidiary by Madeco S.A. in 1997. As of December 31, 2007, the total sum for claims amounts to approximately ThR$ 6,950. Madeco S.A. has a personal guarantee from the previous owner of Ficap S.A. related to providing compensation to the Company, should the Brazilian subsidiary be affected by these legal proceedings

2) On July 19, 2006, the Company’s subsidiary Ficap S.A. has received a procedure related to a infraction filed by the State Finance Secretary’s Office (Rio de Janeiro) for tax years 2001, 2002, 2003, 2004 and 2005, related to income tax differences for a total of ThR$18,550, which, according to the Company’s legal advisors, present no risk of significant losses.

Armat S.A.

As of December 31, 2007, there are pending lawsuits filed against this company in the normal course of business, which, in the opinion of the company’s legal advisors, present no risk of significant losses.

Indalum S.A. and subsidiaries

1) There are no lawsuits or other legal proceedings filed against the Company and its subsidiaries.

2) In conformity with the negotiation performed by the Company as of December 29, 2003, with Banco de Chile, Banco de Crédito Inversiones, BancoEstado and Banco Security the following covenants were established, which will apply for the period between the aforementioned date and December 26, 2010.

2.1) Maintain in June and December of each year, based on the consolidated financial statements, in accordance with the respective statutory FECU format:

a) Indebtedness or leverage ratio not greater than 1.2 times.
b) Restated minimum capital for the amount equivalent to UF 1,630,000.

2.2) Maintain the ownership of property, plant and equipment required for its business, maintain the normal course of operations, and maintain the ownership of the subsidiary Alumco S.A.

2.3) Not pledging or mortgaging or constitute any guarantee or actual right on any property, plant and equipment item owned by Indalum S.A. or by its subsidiaries except for those guarantees on assets that are acquired in the future and which are granted as guarantee for the financing of the acquisition of these assets.

2.4) Not providing any personal guarantee or collateral to ensure compliance with any obligation, debt, liability or commitment assumed by any person or entity other than Indalum S.A. or its subsidiaries without the Creditors’ prior and written consent.

2.5) Not paying or distributing dividends which exceed 30% of net income for each year except with the prior and written consent by the creditors.

2.6) Not granting direct financing to third parties other than those related to the normal course of operations. This concept of direct financing does not include accounts receivable of Indalum S.A. with its customers or loans to executives and employees of Indalum S.A. or its subsidiaries.

2.7) Should the Company dispose the properties located at Avda. Vitacura No. 2736, Office 301, in the commune of Vitacura, and at Santa Marta No. 1313 in the commune of Maipú, the debtor will have to designate the total sum of the sales proceeds for these properties to pro-rata prepayment of the balance of restructured obligations. In August 2006, the Company disposed of the property located at Santa Marta No. 1313, and the banks agreed to release the Company from before mentioned restrictions related to this property.

2.8) Indalum S.A. can pay the loan currently owed to its parent company Madeco S.A. only if it has complied with all covenants it assumes by virtue of the agreement or that resources are provided by the sale of the properties indicated above. The loan with Madeco S.A. was completely paid in 2006.

2.9) Madeco S.A. must have the direct or indirect control of the ownership of Indalum S.A. or have at least 50.1% ownership during the life of the agreement.

As of December 31, 2007, the Company has complied with all these covenants.

3) In November 2007, a complaint was filed against the Company before the National Economic Treasurer’s Office by a former distributor, seeking payment of open positions with the Company. In the legal advisors’ opinion, this complaint should not prosper.

4) Tax Contingencies

As of December 31, 2007, Indalum S.A. has received reimbursements for a sum of ThCh$ 327,810 (tax amount) from the Chilean Internal Revenue Service for tax years 1999 to 2003 related to corporate income tax differences. Company’s management, in accordance with terms established in the Tax Code, has began through its legal advisors the administrative proceedings required to claim in the first instance before the Tax Court the reimbursements, as it deems they are not applicable.

As of December 31, 2007, with respect to the subsidiary Ingewall S.A., the Chilean IRS is in the process of reviewing the value added tax assessment for the periods from July to December 1999, February and August 2001, that originally amounted to ThCh$ 276,549.

As of December 31, 2007, Ingewall S.A. has received a resolution from the Chilean IRS for tax years 2001 and 2002 related to the modification of tax loss carryforwards. Additionally, liquidations have been received from the Chilean Internal Revenue Service for tax years 2004 to 2006 related to the first category unique tax for ThCh$185,333 (tax amount.) Company’s management, according to the complaint terms established in the Tax Code has filed through its legal advisors administrative procedures required to file a complaint in the first instance before a Tax Court against this resolution as it believes these liquidations are not applicable.

Alusa S.A. and subsidiaries

2) Loan agreements

As of December 31, 2007, the Company has the following obligations with financial institutions:

  Syndicated loan with Banco de Chile and Banco Estado of UF 300,000 (historic amount). (*)
  Loan with Banco Security of UF 163,000 (historic amount).
  Loan with Banco Estado of UF 52,000 (historic amount).

Alusa S.A. has the following covenants related to these loans:

  Madeco S.A. must be the direct or indirect owner of, at least 50.1% of voting right capital of Alusa S.A., during the duration of these loans.

On December 26, 2006, Alusa S.A. became the guarantor and collateral of Aluflex S.A. for a loan granted by Banco del Desarrollo to this company of US$ 4,000,000. The principal is payable in January 2010.

(*) Further restrictions with respect to this loan agreement, reported in the previous financial statements were eliminated in amendment dated March 8, 2007

On November 6, 2007, the subsidiary Peruplast S.A. assumed the following commitments as a result of two long-term bank loans with Scotiabank and Banco de Credito del Perú for US$ 8,000,000 each:

With Scotiabank, Peruplast S.A. agreed to maintain at the end of each quarter the following indicators:

  Maintain indebtedness ratio (total liabilities less deferred income taxes between net shareholders’ equity less intangible assets and non-trading accounts receivable from Peruplast’s affiliates) no greater than 1.50 times until September 2009 and no greater than 1.25 times thereafter.
  Maintain debt coverage ratio (financial debt between EBITDA) no greater than 2.0 times from December 2007 to September 2009 and no greater than 1.75 times from December 2009 and thereafter.
  Maintain debt service coverage (EBITDA between the sum of the current portion of long-term debt plus financial expenses) no lower than 1.50 times
With Banco de Credito del Perú, Peruplast S.A. agreed to maintain the following indicators:

  Maintain total liabilities less taxes and deferred participation divided by equity lower than 1.50 times. (The measurement of this ratio will consider as the Company’s liabilities all collaterals and contingent guarantees granted by it in favor of third parties.)
  Maintain operating income plus depreciation and amortization less income taxes and participation less distributions to shareholders less loans to affiliates less capital investments net of financing plus opening cash on debt servicing greater than 1.25 times.

As of December 31, 2007, Peruplast S.A. meets all requirements for the loans described above.

2) Tax Contingencies

As of December 31, 2007, Alusa S.A. has received liquidations from the Chilean Internal Revenue Service for tax years 2001, 2002 and 2003, related to first category income tax differences and income reimbursements for a total sum of ThCh$ 281,263 (tax amount). Company’s management, according to the terms established in the Tax Code has filed through its legal advisors administrative procedures required to file a complaint in the first instance before a Tax Court against this liquidations as it believes these liquidations are not applicable.

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

Former employees filed a complaint alleging inadequate management by the Company, causing losses and damaging beneficiaries of the aforementioned program. Among other restrictions, attachments were placed on the Lomas de Zamora plant and certain pieces of machinery. To date, the Company’s legal advisors believe it is not possible to estimate the outcome of this complaint or possible obligations.

Direct Guarantees

			Balance pending payment		Release of guarantee
	Company	Transaction	2006	2007	2008	2009	2010
CASA MONEDA DE CHILE	Madeco S.A.	Compliance with sales order	4,016	-	-	-	-
CÍA.TELECOMUNICACIONES DE CHILE SA.	Madeco S.A.	Compliance with sales order	-	1,794	1,794	-	-
COMERCIAL Y LOGÍSTICA GENERAL SA.	Madeco S.A.	Compliance with sales order	-	42,922	42,922	-	-
S.Q. M. INDUSTRIAL S.A.	Madeco S.A.	Compliance with sales order	3,791	3,53	3,530	-	-
SQM SALAR S.A.	Madeco S.A.	Compliance with sales order	2,892	1,298	1,298	-	-
TECHINT CHILE SA.	Madeco S.A.	Compliance with sales order	25,023	854	-	854	-
CORPORACIÓN NACIONAL DEL COBRE	Madeco S.A.	Compliance with sales order	537	83,985	-	-	83,985
ATACAMA MINERALS CHILE SCM	Madeco S.A.	Compliance with sales order	-	654	654	-	-
CASA MONEDA DE CHILE SA.	Madeco S.A.	Compliance with sales order	-	94,676	94,676	-	-
CÍA. AMERICANA DE MULTISERVICIOS	Madeco S.A.	Compliance with sales order	223,970	-	-	-	-
CÍA. DE TELECOMUNICACIONES DE CHILE S.A.	Madeco S.A.	Compliance with sales order	-	34,873	34,873	-	-
CORPORACIÓN NACIONAL DEL COBRE	Madeco S.A.	Compliance with sales order	-	10,823	10,823	-	-
FAM AMERICA LATINA	Madeco S.A.	Compliance with sales order	72,272	31,982	31,982	-	-
METSO PAPER	Madeco S.A.	Compliance with sales order	30,702	26,681	26,681	-	-
MINERA ESCONDIDA LTDA.	Madeco S.A.	Compliance with sales order	-	57,612	57,612	-	-
MINERA ESPENCE S.A.	Madeco S.A.	Compliance with sales order	3,503	-	-	-	-
MINERA LOS PELAMBRES	Madeco S.A.	Compliance with sales order	72,281	91,777	62,814	28,963	-
MINERA SAN CRISTOBAL	Madeco S.A.	Compliance with sales order	182,836	158,886	158,886	-	-
MITSUBISHI CORP. SUCURSAL CHILE CONST. Y PROYECTOS	Madeco S.A.	Compliance with sales order	73,932	64,248	64,248	-	-
COSTANERA CENTER SA.	Madeco S.A.	Compliance with sales order	-	4,969	4,969	-	-
CÍA. MINERA RIOCHILEX S.A.	Madeco S.A.	Compliance with sales order	12,078	-	-	-	-
CORPORACIÓN NACIONAL DEL COBRE	Madeco S.A.	Compliance with sales order	251,380	-	-	-	-
CÍA. AMERICANA DE MULTISERVICIOS	Madeco S.A.	Compliance with sales order	8,292	-	-	-	-

Indirect Guarantees

			Balance pending payment		Release of guarantee
	Company	Transaction	2006	2007	2008	2009	2010
BANCO CENTRAL DE LA REPUBLICA ARGENTINA	ARMAT S.A.	ORDER COMPLIANCE	-	844,713	844,713	-	-
BANCO CENTRAL DE LA REPUBLICA DOMINICANA	ARMAT S.A.	ORDER COMPLIANCE	-	174,240	174,240	-	-
BANCO DE GUATEMALA	ARMAT S.A.	ORDER COMPLIANCE	343,072	359,719	359,719	-	-
CASA DE MONEDA DE CHILE	ARMAT S.A.	ORDER COMPLIANCE	-	470,306	470,306	-	-
CASA DE MONEDA DE CHILE	ARMAT S.A.	ORDER COMPLIANCE	725,462	464,393	6,541	-	457,852
CODELCO	ARMAT S.A.	ORDER COMPLIANCE	-	3,833	479	3,354	-
BANCO CENTRAL DE CHILE	ARMAT S.A.	ORDER COMPLIANCE	228,715	-	-	-	-
MINISTERIO DE HACIENDA	FICAP S.A.	PP&E (COMPLAINT)	-	124,603	-	-	124,603
MINISTERIO DE HACIENDA	FICAP S.A.	PP&E (TAX)	-	5,081,862	-	-	5,081,862
PORTO PRIMAVERA TRANSM. ENERGIA	FICAP S.A.	ORDER COMPLIANCE	12,382	12,987	12,987	-	-
PROMON ENG LTDA	FICAP S.A.	ORDER COMPLIANCE	15,382	16,135	-	16,135	-
ENERG POWER LTDA	FICAP S.A.	ORDER COMPLIANCE	17,782	18,653	18,653	-	-
CONSÉORCIO PRA 1	FICAP S.A.	ORDER COMPLIANCE	7,416	7,779	7,779	-	-
ALSTOM BRASIL LTDA	FICAP S.A.	ORDER COMPLIANCE	76,774	80,530	80,530	-	-
ANDE	FICAP S.A.	ORDER COMPLIANCE	35,387	-	-	-	-
OUTOTEC TEC. BRASIL	FICAP S.A.	ORDER COMPLIANCE	-	120,076	-	120,076	-
MARINHA DO BRASIL	FICAP S.A.	GUARANTEE FOR COMPLIANCE	-	8,136	8,136	-	-
POYRY EMPREEND. IND.	FICAP S.A.	GUARANTEE FOR COMPLIANCE	-	95,223	95,223	-	-
ITUMBIARA TRANSMS. DE ENERGIA	FICAP S.A.	ORDER COMPLIANCE	-	32,904	32,904	-	-
ATE III TRANSM.	FICAP S.A.	ORDER COMPLIANCE	66,278	57,558	-	57,558	-
COVERTEAM BRASIL LTDA	FICAP S.A.	ORDER COMPLIANCE	-	294,946	294,946	-	-
SERRA DA MESA TRANSM. ENERGIA	FICAP S.A.	ORDER COMPLIANCE	802,789	230,120	-	230,120	-
FURNAS CENTRAIS ELETRICAS	FICAP S.A.	ORDER COMPLIANCE	-	9,187	9,187	-	-
IEMG	FICAP S.A.	ORDER COMPLIANCE	-	1,326,891	1,326,891	-	-
SERRA DA MESA TRANSM. ENERGIA	FICAP S.A.	ORDER COMPLIANCE	-	41,336	41,336	-	-

Indirect Guarantees

			Balance pending payment		Release of guarantee
	Company	Transaction	2006	2007	2008	2009	2010
11ª VARA DE FAZENDA RJ	FICAP S.A.	INF PROCESS GUARANTEE	-	329,468	-	-	329,468
11ª VARA DE FAZENDA RJ	FICAP S.A.	INF PROCESS GUARANTEE	-	727,577	-	-	727,577
11ª VARA DE FAZENDA RJ	FICAP S.A.	INF PROCESS GUARANTEE	-	713,129	-	-	713,129
11ª VARA DE FAZENDA RJ	FICAP S.A.	INF PROCESS GUARANTEE	-	515,326	-	-	515,326
11ª VARA DE FAZENDA RJ	FICAP S.A.	INF PROCESS GUARANTEE	-	144,924	-	-	144,924
POÇOS DE CALDAS TRANSM. ENERGIA	FICAP S.A.	BANK GUARANTEE	-	242,363	242,363	-	-
POÇOS DE CALDAS TRANSM. ENERGIA	FICAP S.A.	ORDER COMPLIANCE	-	486,420	486,420	-	-
OBRAS Y DESAROLLO S/A	FICAP S.A.	ORDER COMPLIANCE	28,167	12,686	12,686	-	-
UTE	FICAP S.A.	ORDER COMPLIANCE	-	5,311	5,311	-	-
CIA. AMERICANA DE MULTICSERVICIOS	FICAP S.A.	ORDER COMPLIANCE	-	19,379	-	19,379	-
ATE II TRANS. DE ENERGIA S/A	FICAP S.A.	ORDER COMPLIANCE	-	32,516	32,516	-	-
ELECNOR S/A	FICAP S.A.	ORDER COMPLIANCE	505,605	46,949	-	46,949	-
ALUNORTE ALUMINA DO BRASIL	FICAP S.A.	GUARANTEE	314,536	-	-	-	-
CONSORCIO LUMMUS	FICAP S.A.	GUARANTEE	114,152	-	-	-	-
CPEL COMERCIALIZACIÓN BRASIL	FICAP S.A.	GUARANTEE	70,915	-	-	-	-
ELECTRO NORTE	FICAP S.A.	ORDER COMPLIANCE	22,732	-	-	-	-
ENERBRASIL ENERG RENT DO BRASIL	FICAP S.A.	ORDER COMPLIANCE	97,352	-	-	-	-
FICAP S.A. (MATRIZ)	FICAP S.A.	GUARANTEE	534,880	-	-	-	-
KVAERNER DO BRASIL LTDA.	FICAP S.A.	GUARANTEE	218,022	-	-	-	-
MICHELIN PARTIC. IND. COMERCIO	FICAP S.A.	GUARANTEE	575,514	-	-	-	-
SAFRA	FICAP S.A.	LEGAL GUARANTEE	1,121,801	-	-	-	-
VILA DO CONDE TRANSM. ENERG	FICAP S.A.	ORDER COMPLIANCE	5,625	-	-	-	-
DIRECCION DE VIALIDAD	INDALUM S.A.	CERTICATE OF DEPOSIT	862	853	853	-	-
SERVIU REGION METROPOLITANA	INDALUM S.A.	CERTICATE OF DEPOSIT	-	94	-	-	94
HUEMURA REPRESENTACIONES S.R.L. / BCP	INDECO S.A.	GUARANTEE	-	4,969	4,969	-	-
CONDUMAX S.A / BBVA	INDECO S.A.	GUARANTEE	-	2,484	2,484	-	-
V Y F TECNOLOGIA COMERCIAL S.A.C / SCOTIABANK	INDECO S.A.	GUARANTEE	-	24,845	24,845	-	-
INGENIERIA SOCIEDAD ANONIMA NORTE / BCP	INDECO S.A.	GUARANTEE	-	4,969	4,969	-	-
DISTRIBUIDORA ROMERO S.R.L. / BBVA	INDECO S.A.	GUARANTEE	-	24,845	24,845	-	-
HUEMURA REPRESENTACIONES S.R.L. / BCP	INDECO S.A.	GUARANTEE	-	9,938	9,938	-	-
DISTRIBUIDORA ROMERO S.R.L. / BCP	INDECO S.A.	GUARANTEE	-	4,969	4,969	-	-

Indirect Guarantees

			Balance pending payment		Release of guarantee
	Company	Transaction	2006	2007	2008	2009	2010
IND COMERCIAL SANTA ADELAIDA S.A. / BCP	INDECO S.A.	GUARANTEE	-	12,422	12,422	-	-
CONDUMAX S.A. / BBVA	INDECO S.A.	GUARANTEE	-	29,813	29,813	-	-
DISTRIBUIDORA ROMERO S.R.L. / BBVA	INDECO S.A.	GUARANTEE	-	9,938	9,938	-	-
DIMEX S.A.C / BBVA	INDECO S.A.	GUARANTEE	-	11,606	11,606	-	-
DISTRIBUIDORA INCORESA S.A. / BCP	INDECO S.A.	GUARANTEE	-	17,391	17,391	-	-
COMERCIAL IQUITOS S.A. / BBVA	INDECO S.A.	GUARANTEE	-	9,938	9,938	-	-
KOLLER S.R.L. / BBVA	INDECO S.A.	GUARANTEE	-	49,689	49,689	-	-
DISTRIBUIDORA INCORESA S.A. / BCP	INDECO S.A.	GUARANTEE	-	9,938	9,938	-	-
HUEMURA REPRESENTACIONES S.R.L. / SCOTIABANK	INDECO S.A.	GUARANTEE	-	9,938	9,938	-	-
JORVEX S.A. / BANCO CONTINENTAL	INDECO S.A.	GUARANTEE	-	149,067	149,067	-	-
DISTRIBUIDORA ROMERO S.R.L. / BCP	INDECO S.A.	GUARANTEE	-	9,938	9,938	-	-
DISTRIBUIDORA INCORESA S.A. / BCP	INDECO S.A.	GUARANTEE	-	7,453	7,453	-	-
DISTRIBUIDORA ROMERO S.R.L. / BCP	INDECO S.A.	GUARANTEE	-	4,969	4,969	-	-
JORVEX S.A. / SCOTIABANK	INDECO S.A.	GUARANTEE	-	49,689	49,689	-	-
CONDUTEK S.A. Y/O CONDUMAX S.A. / BBVA	INDECO S.A.	GUARANTEE	-	49,689	49,689	-	-
CANALA COM. ELECTRICA CIA LTDA. / AMERICAN EXPRES	INDECO S.A.	GUARANTEE	-	55,155	55,155	-	-
JORVEX S.A. / BCP	INDECO S.A.	GUARANTEE	-	149,067	149,067	-	-
RENSA VENTAS Y SERVICIOS S.R.L. / BCP	INDECO S.A.	GUARANTEE	-	1,491	1,491	-	-
DISTRIBUIDORA ROMERO S.R.L. / BCP	INDECO S.A.	GUARANTEE	-	4,969	4,969	-	-
DISTRIBUIDORA ROMERO S.R.L / BCP	INDECO S.A.	GUARANTEE	-	4,969	4,969	-	-
CAM PERU S.R.L.	INDECO S.A.	GUARANTEE	115,831	-	-	-	-
EDELNOR S.A.	INDECO S.A.	GUARANTEE	667,843	-	-	-	-
ELECTRO ORIENTE S.A.	INDECO S.A.	GUARANTEE	2,202	-	-	-	-
ELECTRO PUNO S.A.	INDECO S.A.	GUARANTEE	2,252	-	-	-	-
ELECTRO SUR ESTE S.A.	INDECO S.A.	GUARANTEE	4,257	-	-	-	-
ELECTROCENTRO S.A.	INDECO S.A.	GUARANTEE	6,112	-	-	-	-
ELECTRONOROESTE S.A.	INDECO S.A.	GUARANTEE	9,327	-	-	-	-
ELECTRONORTE S.A.	INDECO S.A.	GUARANTEE	8,503	-	-	-	-
GAS NATURAL DE LIMA Y CALLAO	INDECO S.A.	GUARANTEE	3,202	-	-	-	-
HIDRANDINA S.A.	INDECO S.A.	GUARANTEE	15,584	-	-	-	-
LIMA AIRPORT PARTNERS S.R.L.	INDECO S.A.	GUARANTEE	17,318	-	-	-	-
LUZ DEL SUR S.A.	INDECO S.A.	GUARANTEE	1,976	-	-	-	-
RED DE ENERGIA DEL PERU S.A.	INDECO S.A.	GUARANTEE	4,950	-	-	-	-
SOCIEDAD ELECTRICA DEL SUR OESTE S.A.	INDECO S.A.	GUARANTEE	629	-	-	-	-
SUNAT	INDECO S.A.	GUARANTEE	1,926,432	-	-	-	-
TURBOGENERADORES DEL PERU SAC	INDECO S.A.	GUARANTEE	29,662	-	-	-	-

Note 23 – Other non-operating income and expenses

Other non-operating income and expenses for each year are summarized as follows:

	For the years ended December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Other non-operating income
Asset rental	-	-	140,586
Gain on sale of property, plant and equipment	211,684	17,878	440,291
Net gain from sale of disposable assets	-	33,967	8,489
Reversal of allowance for receivables due from Optel Ltda.	381,351	-	-
Recovery of tax benefits in foreign subsidiaries	550,700	-	28,333
Reversal of allowance for investment in Optel Ltda.	558,454	-	-
Release of provision for expenses related to Optel Ltda.	724,826	-	-
Indemnities received	-	-	45,542
Others	117,627	73,439	154,173
Total	2,544,642	125,284	817,414

Other non-operating expenses
Staff severance indemnity payments related to restructuring	298,945	-	459,702
Obsolescence and write-offs of other long-term assets	264,208	1,001,621	163,842
Adjustment to realizable value of assets held for sale (Note 10)	265,767	315,422	-
Provision for closure and valuation on assets Ingewall and Uruguay	42,749	-	-
Provision for lawsuit s	107,895	18,609	65,186
Appraisal of assets to be disposed of	-	-	119,796
Net loss on sale of investments	-	-	33,418
Directors’ benefits	-	-	442,352
Depreciation of inactive assets – Argentina (1)	1,484,141	1,010,056	627,132
Government fines, taxes and interest from foreign subsidiaries	996,144	698,682	41,151
Other	134,006	18,210	23,547
Total	3,593,855	3,062,600	1,976,126

(1) Corresponds to depreciation of property, plant and equipment (Note 10) and inactive assets (Note 13).

Note 24 – Balances and transactions with related parties

Balances with related companies at December 31 of each year are as follows:

a) Current assets

			As of December 31,
			2006	2007
Company	Nature of relationship	Nature of transaction	ThCh$	ThCh$

Cobrecon S.A.	Equity method investment	Loan	4,104	8,198
Embotelladoras Chilenas Unidas S.A.	Member of Controlling Group	Sales	216,560	138,163
Sodimac S.A.	Member of Controlling Group	Sales	1,061,101	1,290,056
Calaf S.A.	Member of Controlling Group	Sales	31,310	41,352
Minera Michilla S.A.	Member of Controlling Group	Sales	58,901	2,478
Minera Los Pelambre S.A.	Member of Controlling Group	Sales	203,607	257,827
Alte S.A.	Controlled by Minority Interest Holder	Sales	58,554	34,358
Other related Companies	Various	Various	27,490	9,418
Total			1,661,627	1,781,850

b)  Current liabilities

			As of December 31,
			2006	2007
Company	Nature of relationship	Nature of transaction	ThCh$	ThCh$

Colada Continua Chilena S.A.	Equity method investment	Commercial	232,968	413,343
Minera Michilla S.A.	Shareholder	Commercial	117,415	101,996
Cobrecon S.A.	Equity method investment	Loan	59,318	31,124
Sodimac S.A.	Member of Controlling Group	Loan	53,508	58,102
Other related Companies	Various	Various	16,445	10,528
Total			479,654	615,093

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

c) Significant transactions with related parties are summarized as follows:

			Revenue (Expenses) for the years ended December 31,
Company	Nature of relationship	Transaction	2005	2006	2007
			ThCh$	ThCh$	ThCh$

Alte S.A.	Member of Group of Minority Shareholder	Services	(21)	(17,553)	(8,064)
		Sales of products and services	137,694	173,035	166,777
Almacenes Paris Comercial	Member of Controlling Group	Products purchase	(220)	-	-
Artikos Chile S.A. .	Member of Controlling Group	Services	(1,453)	(1,237)	(1,122)
Banchile Corredores de Bolsa.	Member of Controlling Group	Interest	23,580	29,347	32,417
Banco de Chile	Member of Controlling Group	Interest from investments	(365,108)	(269,183)	(153,109)
Banco Latinoamericano - Bladex	Member of Controlling Group	Interest from investments	-	(159,024)	(136,473)
Interbank	Shareholder	Interest from investments	-	-	(108,697)
Nessus Peru S.A.	Shareholder	Services	-	-	(38,159)
Calaf S.A.	Member of Controlling Group	Sales of products and services	60,438	57,342	131,964
CNT Telefónica del Sur S.A.	Member of Controlling Group	Sales of products and services	149,009	117,235	90,676
Cobrecon	Equity method investment	Sales	-	30,687	35,626
Colada Continua Chilena S.A.	Equity method investment	Sales of products and services	(92,418)	192,032	148,242
Embotelladoras Chilenas Unidas S.A.	Member of Controlling Group	Sales of products and services	710,149	868,289	788,203
		Services	(8,748)	(6,702)	(4,151)
Entel S.A.	Member of Controlling Group	Services	(55,704)	(15,608)	(53,295)
Falabella S.A.C.I.	Member of Controlling Group	Services	(1,861)	(441)	(1,144)
Gianfranco Zechetto	Member of Controlling Group	Sales	30	-	-
Sodimac S.A.	Member of Controlling Group	Sales of products and services	4,518,428	6,117,030	5,686,402
Minera El Tesoro	Member of Controlling Group	Sales of products and services	54,280	49,458	125,198
Minera Los Pelambres S.A.	Member of Controlling Group	Sales of products and services	200,602	1,320,622	383,660
Minera Michilla S.A.	Shareholder	Sales of products and services	67,644	72,957	46,136
Quiñenco S.A.	Parent Company	Loan indexation	(317,842)	(64,948)	-
		Interest and expenses	(313,748)	(162,852)	-
Transportes CCU Ltda.	Member of Controlling Group	Sales of products and services	-	194,124	-
Vending y Servicios CC	Member of Controlling Group	Services	-	(2,166)	(4,718)
Viña San Pedro S.A.	Member of Controlling Group	Sales of products and services	134,034	2,885	-
		Products purchase	(2,117)	(3,672)	(692)
Inmobiliaria Norte Verde S.A.	Member of Controlling Group	Services	(23,547)	(12,032)	(15,084)
Peruplast S.A.	Equity method investment	Sales	-	3,814	-
Others	Member of Group of Minority Shareholder	Various	56,586	5,429	7,825

In accordance with Article 89 of the Chilean Companies Act, the Company’s transactions with related parties must be carried out on an “arm’s length” or market basis.

Note 25 – Minority Interest

Minority shareholders’ investment participation in the shareholders’ equity of the Company’s subsidiaries as of each year-end is as follows:

	As of December 31,
	2006	2007
	ThCh$	ThCh$
Balance Sheet
Alusa S.A.	10,505,546	10,538,567
Indalum S.A.	263,473	270,421
Indeco S.A.	1,547,329	1,612,743
Cedsa S.A. (1)	-	1,234,060
Peruplast S.A. (1)	-	8,898,119
Total	12,316,348	22,553,910

The equity participation of minority shareholders’ in the net results from operations of the Company’s subsidiaries for each year is as follows:

	As of December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$
Income Statement
Alusa S.A.	(560,699)	(1,097,733)	(941,311)
Distribuidora Boliviana Indalum S.A. (2)	336	739	-
Indalum S.A.	(18,801)	(12,172)	(6,948)
Indeco S.A.	(228,337)	(542,810)	(417,180)
Cedsa S.A. (1)	-	-	(279,541)
Peruplast S.A. (1)	-	-	(1,662,771)
Minority interest participation in net loss	(807,501)	(1,651,976)	(3,307,751)

  The 2007 acquisitions are detailed in Note 26.
  In May 2007, the subsidiary Indalum S.A. sold its participation in this company.

Note 26 – Companies acquired in 2007

During the first quarter if 2007, the parent company Madeco S.A. and its subsidiary Alusa S.A. have acquired and increased, respectively, their ownership in Cedsa S.A. (Colombia), Peruplast S.A. and Tech Pak S.A. (Peru) as follows:

  On February 12, 2007, Madeco S.A. entered into a share purchase agreement acquiring 80% of Cedsa S.A. for US$ 3.7 million in cash. Together with the acquisition of these shares, the shareholders assumed the commitment of making a capital increase of US$ 6 million in two equal installments in March and September 2007.

  On February 15, 2007, the subsidiary Alusa S.A. entered into a share purchase agreement acquiring 10,984,402 shares of Peruplast S.A., equivalent to 14,5%, which implied increasing its ownership from 25.0% to 39.5%. The price paid for this acquisition was US$ 3.2 million paid on March 1, 2007.

On July 11, 2007, Shintec S.A. signed a commitment of selling its shares in Peruplast S.A. For this purpose, through Tech Pack S.A. the Company acquired from Shintec S.A. the rest of shares issued by Peruplast S.A. The price paid for these shares was the same as in the previous purchase and sale and therefore, the buyer paid the sum of US$ 4.6 million in cash.

At the General Shareholder’s Meeting of Peruplast S.A. and Tech Pack S.A. held on July 18, 2007, the shareholders approved the merger and absorption of Tech Pack S.A. by Peruplast S.A., which was executed on October 1, 2007.

Additionally, the subsidiary Alusa S.A. has entered into a shareholders’ agreement assigning to the company the management of both companies. As a consequence, Alusa S.A. included in its consolidation the financial statements of Peruplast S.A. (including Tech Pak S.A.).

The summarized financial statements included in the consolidation of Madeco S.A. are detailed as follows:

c.1) Summarized balances of incorporated companies as of December 31, 2007:

	Cedsa S.A.	Peruplast S.A.
	ThCh$	ThCh$

Assets
Current assets	14,574,975	22,879,092
Property, plant and equipment	3,406,309	15,902,295
Other assets	38,770	(1,016,461)
Total Assets	18,020,054	37,764,926

Liabilities
Current liabilities	12,250,195	10,726,558
Long-term liabilities	215,782	11,352,374
Shareholders’ equity	5,554,077	15,685,994
Total Liabilities and Shareholders equity	18,020,054	37,764,926

c.2) Summarized statement of income of incorporated companies as of December 31, 2007:

	Cedsa S.A.	Peruplast S.A.
	ThCh$	ThCh$

Sales	22,190,004	42,528,795
Gross margin	3,736,192	6,654,949
Operating income, net	2,675,149	4,482,943
Non-operating loss, net	(438,382)	(37,670)
Income taxes	(687,965)	(1,176,029)
Net income	1,548,802	3,269,244

At carrying value recognized by the acquired company:

	Cedsa S.A.
	ThCh$

Property, plant and equipment at fair value	3,406,309
Property, plant and equipment at fair value recorded by the acquired company	3,747,672
Net difference of assets and liabilities at fair value vs. carrying value	(341,363)
Less: difference which does not affect minority interest	68,273

Fair value difference affecting the investor as of December 31, 2007	(273,090)

Note 27 – Derivative Contracts

As of December 31, 2006 and 2007 the details of derivative contracts, recorded in conformity with Note 2 t), are as follows:

						As of December 31, 2006
Type	Nominal amount	Period of maturity	Item	Sales / Purchase	Hedged item	Amount	Effect in Income	Effect in Income
	ThCh$					ThCh$	ThCh$	ThCh$
Swap	6,406,137	1st Quarter 07	Exchange rate	Purchase	Loans	6,406,138	(388,465)	-
Forward	382,240	1st Quarter 07	Exchange rate	Purchase	Cash flow	382,240	-	180,227
Asian option	423,351	1st Quarter 07	Copper	Purchase	Inventory	423,350	-	(41,886)
Swap	5,078,461	1st Quarter 07	Copper	Purchase	Inventory	4,495,673	629,394	-
Swap	3,040,461	2nd Quarter 07	Exchange rate	Purchase	Loans	2,697,404	352,597	-
Forward	1,944,990	2nd Quarter 07	Exchange rate	Purchase	Loans	1,944,990	(211,679)	-
Swap	2,821,465	2nd Quarter 07	Exchange rate	Purchase	Loans	2,821,465	(465,697)	-
Forward	533,728	2nd Quarter 07	LME CU	Purchase	Cash flow	533,728	(48,217)	-
Forward	272,742	2nd Quarter 07	LME AL	Purchase	Cash flow	272,742	-	(930)
Swap	2,345,184	2nd Quarter 07	Copper	Purchase	Inventory	2,345,183	-	180,471
Swap	2,810,579	3rd Quarter 07	Exchange rate	Purchase	Loans	2,697,404	119,121	-
Forward	1,505,332	3rd Quarter 07	LME CU	Purchase	Cash flow	1,505,332	(92,613)	-
Forward	272,742	3rd Quarter 07	LME AL	Purchase	Cash flow	272,742	(2)	(810)
Swap	2,382,607	3rd Quarter 07	Copper	Purchase	Inventory	2,382,607	-	142,909
Swap	2,743,019	4th Quarter 07	Interest rate	Purchase	Loans	2,697,405	16,563	-
Swap	1,685,691	4th Quarter 07	Exchange rate	Purchase	Loans	1,685,691	(22,138)	-
Forward	328,816	4th Quarter 07	LME CU	Purchase	Cash flow	328,816	(24,258)	-
Forward	272,742	4th Quarter 07	LME AL	Purchase	Cash flow	272,742	-	(2,188)
Swap	595,373	1st Quarter 08	Exchange rate	Purchase	Loans	595,373	-	39,922
Swap	9,244,784	2nd Quarter 08	Exchange rate	Purchase	Loans	9,360,651	172	-
Swap	1,274,650	2nd Quarter 08	Exchange rate	Purchase	Loans	1,274,650	(129,196)	-
Swap	11,823,426	2nd Quarter 11	Interest rate	Purchase	Loans in USD	12,208,207	(15,373)	-
						Total	(279,791)	497,715

						As of December 31, 2007
Type	Nominal amount	Period of maturity	Item	Sales / Purchase	Hedged item	Amount	Effect in Income	Effect in Income
	ThCh$					ThCh$	ThCh$	ThCh$
Swap	1,107,687	2nd Quarter 08	Exchange rate	Purchase	debt	1,107,687	(547,590)	-
Swap	312,601	1st Quarter 08	Exchange rate	Purchase	debt	312,601	(87,696)	-
Swap	2,610,402	3rd Quarter 09	Exchange rate	Purchase	debt	2,610,402	(246,881)	-
Swap	805,995	4th Quarter 08	Exchange rate	Purchase	debt	805,995	(84,274)	-
Swap	699,264	1st Quarter 09	Exchange rate	Purchase	debt	699,264	(73,114)	-
Swap	658,444	4th Quarter 09	Exchange rate	Purchase	debt	658,444	(68,846)	-
Swap	2,484,450	4th Quarter 08	Exchange rate	Purchase	debt	2,484,450	(36,327)	-
Swap	1,473,050	1st Quarter 08	Exchange rate	Purchase	debt	1,473,050	3,734	-
Swap	1,535,544	1st Quarter 08	Exchange rate	Purchase	debt	1,535,544	3,892	-
Swap	511,741	1st Quarter 09	Exchange rate	Purchase	debt	511,741	(43,227)	-
Forward	153,787	2nd Quarter 08	Exchange rate	Purchase	Supplier purchase	153,787	-	(7,870)
Forward	181,365	2nd Quarter 08	Exchange rate	Purchase	Supplier purchase	181,365	-	(9,304)
Forward	130,185	2nd Quarter 08	Exchange rate	Purchase	Supplier purchase	130,185	-	(6,705)
Forward	444,220	1st Quarter 08	Exchange rate	Purchase	Supplier purchase	444,220	-	6,436
Forward	54,161	1st Quarter 08	Exchange rate	Purchase	Supplier purchase	54,161	-	407
Forward	216,147	2nd Quarter 08	Exchange rate	Purchase	Supplier purchase	216,147	-	2,350
Forward	49,803	2nd Quarter 08	Exchange rate	Purchase	Supplier purchase	49,803	-	(2,153)
Forward	83,117	2nd Quarter 08	Exchange rate	Purchase	Supplier purchase	83,117	-	(3,677)
Forward	83,701	2nd Quarter 08	Exchange rate	Purchase	Supplier purchase	83,701	-	(3,762)
Forward	50,221	3rd Quarter 08	Exchange rate	Purchase	Supplier purchase	50,221	-	(2,285)
Forward	66,782	3rd Quarter 08	Exchange rate	Purchase	Supplier purchase	66,782	-	(3,102)
Forward	133,663	2nd Quarter 08	Exchange rate	Purchase	Supplier purchase	133,663	-	(2,173)
Forward	33,789	1st Quarter 08	Exchange rate	Purchase	Supplier purchase	33,789	-	(496)
Forward	111,303	2nd Quarter 08	Exchange rate	Purchase	Supplier purchase	111,303	-	(1,769)
Forward	3,229,785	1st Quarter 08	Exchange rate	Purchase	Supplier purchase	3,229,785	(35,685)	-
Forward	5,217,345	1st Quarter 08	Exchange rate	Purchase	Supplier purchase	5,217,345	(92,519)	-
Forward	2,732,895	1st Quarter 08	Exchange rate	Purchase	Supplier purchase	2,732,895	(46,513)	-
Forward	1,490,670	1st Quarter 08	Exchange rate	Purchase	Supplier purchase	1,490,670	(7,171)	-

						As of December 31, 2007
Type	Nominal amount	Period of maturity	Item	Sales / Purchase	Hedged item	Amount	Effect in Income	Effect in Income
	ThCh$					ThCh$	ThCh$	ThCh$
Forward	954,078	2nd Quarter 08	LME AL	Purchase	Cash flow	954,078	-	(118,420)
Forward	920,004	2nd Quarter 08	LME AL	Purchase	Cash flow	920,004	-	(108,539)
Forward	545,188	1st Quarter 08	LME AL	Purchase	Cash flow	545,188	-	(74,462)
Forward	408,891	1st Quarter 08	LME AL	Purchase	Cash flow	408,891	-	(53,138)
Forward	533,014	1st Quarter 08	LME AL	Purchase	Cash flow	533,014	-	(32,868)
Forward	501,660	1st Quarter 08	LME AL	Purchase	Cash flow	501,660	-	(27,323)
Forward	501,660	2nd Quarter 08	LME AL	Purchase	Cash flow	501,660	-	(24,141)
Forward	501,660	2nd Quarter 08	LME AL	Purchase	Cash flow	501,660	-	(20,792)
Forward	501,660	3rd Quarter 08	LME AL	Purchase	Cash flow	501,660	-	(17,455)
Forward	501,660	3rd Quarter 08	LME AL	Purchase	Cash flow	501,660	-	(14,237)
Forward	652,168	1st Quarter 08	LME AL	Purchase	Cash flow	652,168	-	(34,341)
Forward	652,168	1st Quarter 08	LME AL	Purchase	Cash flow	652,168	-	(29,601)
Forward	652,168	2nd Quarter 08	LME AL	Purchase	Cash flow	652,168	-	(25,424)
Forward	652,168	2nd Quarter 08	LME AL	Purchase	Cash flow	652,168	-	(21,029)
Forward	671,284	2nd Quarter 08	LME AL	Purchase	Cash flow	671,284	-	(17,363)
Forward	30,683	1st Quarter 08	LME AL	Purchase	Cash flow	30,683	(1,058)	-
Forward	209,911	1st Quarter 08	LME AL	Purchase	Cash flow	209,911	(8,469)	-
Forward	31,549	1st Quarter 08	LME AL	Purchase	Cash flow	31,549	-	(426)
Forward	71,657	1st Quarter 08	LME AL	Purchase	Cash flow	71,657	(4,148)	-
Forward	62,282	1st Quarter 08	LME AL	Purchase	Cash flow	62,282	(4,527)	-
Forward	87,723	1st Quarter 08	LME AL	Purchase	Cash flow	87,723	(8,306)	-
Forward	73,441	1st Quarter 08	LME AL	Purchase	Cash flow	73,441	(5,877)	-
Forward	41,580	1st Quarter 08	LME AL	Purchase	Cash flow	41,580	(3,626)	-
Forward	47,261	1st Quarter 08	LME AL	Purchase	Cash flow	47,261	-	(2,283)
Forward	32,233	2nd Quarter 08	LME AL	Purchase	Cash flow	32,233	(1,408)	-
Forward	34,574	1st Quarter 08	LME AL	Purchase	Cash flow	34,574	-	(1,099)
Forward	74,325	1st Quarter 08	LME AL	Purchase	Cash flow	74,325	-	(2,603)
Forward	65,917	1st Quarter 08	LME AL	Purchase	Cash flow	65,917	-	(352)

						As of December 31, 2007
Type	Nominal amount	Period of maturity	Item	Sales / Purchase	Hedged item	Amount	Effect in Income	Effect in Income
	ThCh$					ThCh$	ThCh$	ThCh$
Forward	89,801	1st Quarter 08	LME AL	Purchase	Cash flow	89,801	-	(1,540)
Forward	60,074	1st Quarter 08	LME AL	Purchase	Cash flow	60,074	-	(782)
Forward	555,483	1st Quarter 08	LME CU	Purchase	Cash flow	555,483	(73,811)	-
Forward	181,370	2nd Quarter 08	LME CU	Purchase	Cash flow	181,370	-	(32,038)
Forward	130,113	2nd Quarter 08	LME CU	Purchase	Cash flow	130,113	-	(23,132)
Forward	153,770	2nd Quarter 08	LME CU	Purchase	Cash flow	153,770	-	(26,914)
Forward	96,521	1st Quarter 08	LME CU	Purchase	Cash flow	96,521	(14,644)	-
Forward	437,869	1st Quarter 08	LME CU	Purchase	Cash flow	437,869	-	(58,669)
Forward	113,460	1st Quarter 08	LME CU	Purchase	Cash flow	113,460	(21,796)	-
Forward	100,682	1st Quarter 08	LME CU	Purchase	Cash flow	100,682	-	(17,884)
Forward	95,853	1st Quarter 08	LME CU	Purchase	Cash flow	95,853	-	840
Forward	147,353	1st Quarter 08	LME CU	Purchase	Cash flow	147,353	(443)	-
Forward	149,142	1st Quarter 08	LME CU	Purchase	Cash flow	149,142	-	(1,805)
Forward	150,036	1st Quarter 08	LME CU	Purchase	Cash flow	150,036	(2,608)	-
Forward	69,599	1st Quarter 08	LME CU	Purchase	Cash flow	69,599	(817)	-
Forward	106,963	1st Quarter 08	LME CU	Purchase	Cash flow	106,963	(5,332)	-
Forward	83,005	2nd Quarter 08	LME CU	Purchase	Cash flow	83,005	-	1,322
Forward	83,117	2nd Quarter 08	LME CU	Purchase	Cash flow	83,117	-	1,366
Forward	83,701	3rd Quarter 08	LME CU	Purchase	Cash flow	83,701	-	1,323
Forward	83,701	3rd Quarter 08	LME CU	Purchase	Cash flow	83,701	-	1,371
Forward	83,478	4th Quarter 08	LME CU	Purchase	Cash flow	83,478	-	1,457
Forward	92,956	1st Quarter 08	LME CU	Purchase	Cash flow	92,956	(6,369)	-
Forward	134,250	1st Quarter 08	LME CU	Purchase	Cash flow	134,250	(16,358)	-
Forward	87,950	1st Quarter 08	LME CU	Purchase	Cash flow	87,950	(6,076)	-
Forward	70,290	1st Quarter 08	LME CU	Purchase	Cash flow	70,290	(4,792)	-
Forward	352,394	1st Quarter 08	LME CU	Purchase	Cash flow	352,394	-	(19,092)
Forward	353,736	1st Quarter 08	LME CU	Purchase	Cash flow	353,736	-	(19,180)
Forward	88,198	2nd Quarter 08	LME CU	Purchase	Cash flow	88,198	(6,206)	-

						As of December 31, 2007
Type	Nominal amount	Period of maturity	Item	Sales / Purchase	Hedged item	Amount	Effect in Income	Effect in Income
	ThCh$					ThCh$	ThCh$	ThCh$
Forward	89,962	1st Quarter 08	LME CU	Purchase	Cash flow	89,962	-	(7,338)
Forward	555,051	2nd Quarter 08	LME CU	Purchase	Cash flow	555,051	-	(57,727)
Forward	449,872	2nd Quarter 08	LME CU	Purchase	Cash flow	449,872	-	(34,691)
Forward	84,037	1st Quarter 08	LME CU	Purchase	Cash flow	84,037	(1,928)	-
Forward	83,701	1st Quarter 08	LME CU	Purchase	Cash flow	83,701	-	379
Forward	106,374	1st Quarter 08	LME CU	Purchase	Cash flow	106,374	-	1,523
Forward	82,608	1st Quarter 08	LME CU	Purchase	Cash flow	82,608	-	1,583
Forward	130,483	1st Quarter 08	LME CU	Purchase	Cash flow	130,483	-	4,191
Forward	115,110	1st Quarter 08	LME CU	Purchase	Cash flow	115,110	-	5,228
Forward	126,791	1st Quarter 08	LME CU	Purchase	Cash flow	126,791	-	1,507
Forward	84,198	1st Quarter 08	LME CU	Purchase	Cash flow	84,198	-	(108)
Forward	257,811	1st Quarter 08	LME CU	Purchase	Cash flow	257,811	-	(7,419)
Forward	82,919	1st Quarter 08	LME CU	Purchase	Cash flow	82,919	-	(204)
Forward	82,996	2nd Quarter 08	LME CU	Purchase	Cash flow	82,996	-	(179)
Forward	83,057	2nd Quarter 08	LME CU	Purchase	Cash flow	83,057	-	(77)
Forward	166,263	3rd Quarter 08	LME CU	Purchase	Cash flow	166,263	-	(218)
Forward	161,489	1st Quarter 08	LME CU	Purchase	Cash flow	161,489	-	3,759
Forward	81,300	1st Quarter 08	LME CU	Purchase	Cash flow	81,300	-	1,325
Forward	161,489	1st Quarter 08	LME CU	Purchase	Cash flow	161,489	-	4,097
Forward	161,489	2nd Quarter 08	LME CU	Purchase	Cash flow	161,489	-	4,285
Forward	161,489	2nd Quarter 08	LME CU	Purchase	Cash flow	161,489	-	4,454
Forward	161,489	2nd Quarter 08	LME CU	Purchase	Cash flow	161,489	-	4,583
Forward	161,489	3rd Quarter 08	LME CU	Purchase	Cash flow	161,489	-	4,688
Forward	161,489	3rd Quarter 08	LME CU	Purchase	Cash flow	161,489	-	4,741
Forward	161,489	3rd Quarter 08	LME CU	Purchase	Cash flow	161,489	-	4,740
Forward	161,489	4th Quarter 08	LME CU	Purchase	Cash flow	161,489	-	4,691
Forward	161,489	4th Quarter 08	LME CU	Purchase	Cash flow	161,489	-	4,609
Forward	161,489	4th Quarter 08	LME CU	Purchase	Cash flow	161,489	-	4,513
Forward	161,489	1st Quarter 09	LME CU	Purchase	Cash flow	161,489	-	4,335
Swap	11,008,776	2nd Quarter 11	Interest rate	Purchase	Loans in USD	10,609,086	(4,214)	-
Swap	1,030,468	1st Quarter 08	Copper	Purchase	Inventory	829,372	(23,623)	-
Swap	1,020,043	1st Quarter 08	Copper	Purchase	Inventory	829,372	(2,381)	-
Swap	1,026,701	1st Quarter 08	Copper	Purchase	Inventory	829,372	(5,114)	-
Swap	1,019,765	1st Quarter 08	Copper	Purchase	Inventory	829,372	(335)	-
Swap	1,025,359	1st Quarter 08	Copper	Purchase	Inventory	829,372	(4,011)	-
Swap	1,024,780	1st Quarter 08	Copper	Purchase	Inventory	829,372	(2,895)	-
Swap	1,018,323	1st Quarter 08	Copper	Purchase	Inventory	829,372	(17,810)	-
Swap	1,022,460	2nd Quarter 08	Copper	Purchase	Inventory	829,372	(4,707)	-
Swap	1,032,076	1st Quarter 08	Copper	Purchase	Inventory	829,372	(10,854)	-
							(1,636,760)	(892,086)

Note 28 – Subsequent events

There have been no significant events between January 1, 2007 and the date of the financial statements.

Note 29 – Guarantees received from third parties

As of December 31, 2006 and 2007, the Company holds the following guarantees from third parties:

		Type of	Balances
Guarantee received	Relationship	guarantee	2006	2007
			ThCh$	ThCh$
Angel Aravena	Customer	Pledge	32,435	21,230
Angel Aravena	Customer	2 vehicles	-	10,510
Arriaza Romo Luis	Customer	Credit limit guarantee	10,740	10,000
Aseguradora de Cauciones S.A.	Customer	Advance guarantee	5,033,507	-
Cam Perú S.R.L. - Banco de Crédito.	Supplier	Guarantee letter	-	31,737
Cam Perú S.R.L. - Interbank	Supplier	Guarantee letter	-	62,394
Cammesa S.A.	Customer	Compliance with PO	-	16,230
Centelha equipamientos eléctricos Ltda.	Customer	Bank guarantee	267,440	280,523
Chubb Argentina de seguros S.A.	Customer	Contract compliance	1,104,817	-
Comité de Administración del fondo fiduciario para el transporte electrico federal (CAF)	Customer	Offer maintenance	-	604,063
Consorcio Alfa Tarapoto - Interbank	Supplier	Guarantee letter	-	54,380
Construcciones Termicas SA	Customer	Advance guarantee	-	69,941
Coop. Pop. de Electr., Obras y Serv. Pub. de Santa Rosa LTDA	Customer	Offer maintenance	-	174
Coop. Pop. de Electr., Obras y Serv. Pub. de Santa Rosa LTDA	Customer	Compliance with PO	-	1,309
Cristales y Aluminios S.A.	Customer	Promissory note	189,055	188,378
Daniel Valverde	Customer	Industrial pledge	125,238	121,967
Project Executive Director's Office of the Ministry	Supplier	Guarantee letter	-	5,529
Project Executive Director's Office of the Ministry	Supplier	Guarantee letter	-	11,861
Executive Director’s Office of Mine Energy Project	Supplier	Guarantee letter	-	4,821
Edelnor S.A.A. - Banco de Crédito	Supplier	Guarantee letter	-	679
Edelnor S.A.A. – Interbank	Supplier	Guarantee letter	-	641,774
Edesur S.A.	Customer	Acquisition of wires and conductors	-	131,559
Edesur S.A.	Customer	Compliance with PO	-	2,556
Edesur S.A.	Customer	Offer maintenance	-	5,112
Electro Oriente – Interbank	Supplier	Guarantee letter	-	8,584
Electro Oriente – Interbank	Supplier	Guarantee letter	-	9,674
Electro Puno S.A. – Interbank	Supplier	Guarantee letter	-	8,911
Electro Sur Este S.A. – Interbank	Supplier	Guarantee letter	-	24,907
Electro Sur S.A. – Interbank	Supplier	Guarantee letter	-	8,966
Electrocentro S.A. – Interbank	Supplier	Guarantee letter	-	12,474
Electromecanica Industrial	Customer	Rent guarantee	7,877	7,849
Electronoroeste - Interbank	Supplier	Guarantee letter	-	740
Electronoroeste S.A. - Interbank	Supplier	Guarantee letter	-	21,045
Electronorte S.A. - Interbank	Supplier	Guarantee letter	-	35,969
Electroucayali S.A.	Supplier	Guarantee letter	-	7,964
Elfle Comercial Ltda.	Customer	Credit limit guarantee	75,180	70,000
Empresa Brasil central de Eng. Ltda.	Customer	Bank guarantee	-	645,202
Empresa Provincial de Energía de Córdoba	Customer	Offer maintenance	-	2,597
Empresa Provincial de Energía de Córdoba	Customer	Contract performance guarantee	-	823
Empresa Provincial de Energía de Sta. Fe.	Customer	Offer maintenance	-	1,873
Empresa Provincial de Energía de Sta. Fe.	Customer	Compliance with PO	-	325
Emprocil Emp. Projetos cosnt. Inst. elet.	Customer	Bank guarantee	267,440	-

		Type of	Balances
Guarantees received	Relationship	Guarantee	2006	2007
			ThCh$	ThCh$
Ernesto Retamal	Customer	Mortgage guarantee	2,938	2,876
Etc Comercio e representaciones Ltda.	Customer	Bank guarantee	267,440	-
Ferbras S.A.	Customer	Checks	128,880	120,000
Fianza y Crédito S.A.	Customer	Contract compliance	147,143	-
Gas Natural de Lima y Callao - Interbank	Supplier	Guarantee letter	-	10,485
Gobierno Regional de Arequipa	Supplier	Guarantee letter	-	977
Gtía.de Business Recovery Ltda	Customer	Rent guarantee	8,055	7,500
Heat Transfer	Customer	Letters of credit	-	5,017
Hidrandina S.A - Interbank	Supplier	Guarantee letter	-	73,469
Incosyp Ingen. y construcciones Ltda.	Customer	Certificate of deposit	174,553	23,048
Ind. Nac. De Piezas Y Partes	Customer	Credit limit guarantee	40,904	38,086
Ind. Radiadores Gallardo Ltda.	Customer	Credit limit guarantee	32,220	30,000
Interbank	Supplier	Guarantee letter	-	30,297
Ivan Maturana	Customer	Vehicle	2,148	2,102
Juan C. Inostroza Carrasco	Customer	Checks	6,444	6,000
Kitchen Pack Ltda.	Customer	Credit limit guarantee	87,212	81,203
Lima Airport Partners - Interbank	Supplier	Guarantee letter	-	20,681
Lima Airport Partners S.R.L.	Supplier	Guarantee letter	-	5,017
Lima Airport Partners S.R.L. - Banco de Credito	Supplier	Guarantee letter	-	10,033
Lineas Mesopotamicas SA	Customer	Repair fund substitution guarantee	-	335,983
Lineas Mesopotamicas SA	Customer	Advance guarantee	-	4,374,692
Lineas Mesopotamicas SA	Customer	Financial advance	-	271,491
Lineas Mesopotamicas SA	Customer	Guarantee encumbrance	-	662,359
Luigi Lotito y Cia. Ltda.	Customer	Credit limit pledge	40,091	34,840
Luz del Sur S.A.A. - Interbank	Supplier	Guarantee letter	-	858
Luz del Sur S.A.A. - Interbank	Supplier	Guarantee letter	-	19,712
Municipalidad Distrital de Coronel Gregorio - Inte	Supplier	Guarantee letter	-	8,713
Municipalidad Distrital Santa Rita de Siguas-Inter	Supplier	Guarantee letter	-	2,583
Pedro Gajardo	Customer	Mortgage guarantee	2,890	2,828
Progos	Customer	Certificate of deposit	-	2,922
Puerto L SA	Customer	Compliance with PO	-	178,931
Red de Energía del Perú S.A. - Interbank	Supplier	Guarantee letter	-	1,745
Renovación Cam Peru - Interbank	Supplier	Guarantee letter	-	5,327
Ruben Riojas	Customer	Pledge	1,074	1,051
Servicios Energéticos del Chaco-Empresa Estado Provincial	Customer	Compliance with PO	-	5,080
Sialum	Customer	Mortgage	2,577	2,521
Soc. Ing. Y const. Inducon.	Customer	Mortgage	39,344	38,501
Sociedad Electrica del Sur Oeste - Interbank	Supplier	Guarantee letter	-	63,043
Sunat- Banco Interamericano de Finanzas	Supplier	Guarantee letter	-	862,138
Techint - Panedile - U.T.E.	Customer	Repair fund substitution guarantee	-	21,467
Tito Alvarado	Supplier	Letters of credit	100,436	100,076
Transportel Minera 2 SA	Customer	Compliance with PO	-	86,602
Turbogeneradores del Peru S.A.C - Banco de Crédito	Supplier	Guarantee letter	-	10,248
Turbogeneradores del Peru S.A.C - Interbank	Supplier	Guarantee letter	-	35,217
Unidad ejecutora del programa de la interconexión NEA-NOA	Customer	Offer maintenance	-	1,479,321
Vidrios y aluminios Alucenter	Customer	Mortgage guarantee	17,184	16,816
Wood-Es Ing. Plásticos Ltda.	Customer	Credit limit guarantee	21,480	20,000
Total			8,236,742	12,256,487

Note 30 – Local and foreign currency

As of December 31, 2006 and 2007, foreign currency denominated assets and liabilities are as follows:

		As of December31,
	Currency of Measurement	2006	2007
		ThCh$	ThCh$
CASH	Ch$	260,532	1,652,484
	US dollars	1,910,864	5,693,895
	Argentine pesos	836,752	1,282,789
	REAL	1,326,878	867,262
	SOLES	277,434	291,387
	EUROS	458,084	173,498
	Colombian $	-	448,751
	OTHER CURRENCIES	13,414	-
TIME DEPOSITS	REAL	280,907	7,883
MARKETABLE SECURITIES, NET	Ch$	328,664	532,865
	Colombian $	-	247,939
TRADE ACCOUNTS RECEIVABLE, NET	Ch$	23,162,466	23,941,612
	US dollars	42,606,991	34,430,333
	Argentine pesos	1,235,205	4,057,593
	REAL	21,917,574	22,225,102
	SOLES	143,030	777,933
	EUROS	793,410	1,409,281
	Colombian $	-	3,173,669
	OTHER CURRENCIES	11,480	-
NOTES RECEIVABLE, NET	Ch$	3,436,782	3,743,500
	Adjustable Ch$	11,539	-
	US dollars	457,716	5,267,492
	Argentine pesos	1,619,728	1,716,844
	SOLES	-	10,354
	OTHER CURRENCIES	32,837	-
MISCELLANEOUS RECEIVABLES, NET	Ch$	1,088,286	726,401
	Adjustable Ch$	289,070	5,023
	US dollars	742,329	3,573,688
	Argentine pesos	2,850,529	778,677
	REAL	574,326	476,393
	SOLES	464,957	461,657
	EUROS	-	47,947
	Colombian $	-	431,560
NOTES AND ACCOUNTS RECEIVABLE FROM RELATED COMPANIES	Ch$	1,654,819	1,773,652
	US dollars	6,808	8,198

		As of December31,
	Currency of Measurement	2006	2007
		ThCh$	ThCh$
INVENTORY, NET	Ch$	49,890,372	45,688,722
	US dollars	1,752,068	6,614,386
	Argentine pesos	9,602,824	9,497,287
	REAL	28,998,860	33,386,810
	SOLES	14,579,428	30,212,730
	Colombian $	-	9,479,800
INCOME TAXES RECOVERABLE	Ch$	5,284,085	4,518,734
	REAL	3,909,092	3,509,317
	SOLES	888,932	4,842,907
	Colombian $	-	388,777
	OTHER CURRENCIES	4,974	-
PREPAID EXPENSES	Ch$	151,125	594,549
	Adjustable Ch$	126,141	16,299
	US dollars	-	42,262
	Argentine pesos	72,538	64,677
	REAL	127,812	119,003
	SOLES	41,929	58,479
	Colombian $	-	114,098
DEFERRED INCOME TAXES	Ch$	2,664,382	7,806,880
	Argentine pesos	961,132	561,525
	REAL	2,209,053	2,363,976
	SOLES	152,560	92,295
	Colombian $	-	8,139
OTHER CURRENT ASSETS	Ch$	9,527,719	1,219,017
	Adjustable Ch$	362,814	361,513
	US dollars	8,636,139	2,683,496
	Argentine pesos	3,125	17,042
	REAL	732,252	123,122
Total current assets		249,472,767	284,621,504

		As of December31,
	Currency of Measurement	2006	2007
		ThCh$	ThCh$
LAND	Ch$	5,024,584	5,025,171
	US dollars	7,551,410	9,939,402
BUILDINGS AND INFRASTRUCTURE	Ch$	24,435,711	24,777,068
	US dollars	33,443,140	37,254,190
MACHINERY AND EQUIPMENT	Ch$	102,412,450	106,371,183
	US dollars	128,523,360	136,782,617
OTHER PROPERTY, PLANT AND EQUIPMENT	Ch$	23,636,246	23,541,748
	US dollars	11,450,358	16,720,842
REVALUATION FROM PP&E TECHNICAL APPRAISAL	Ch$	5,636,165	5,609,629
	US dollars	8,400,997	7,300,572
DEPRECIATION	Ch$	(79,355,141)	(86,052,713)
	US dollars	(112,262,698)	(120,320,612)
Total property, plant and equipment		158,896,582	166,949,097

		As of December31,
	Currency of Measurement	2006	2007
		ThCh$	ThCh$
INVESTMENTS IN RELATED COMPANIES	Ch$	1,624,387	1,573,553
	US dollars	8,025,079	614,654
INVESTMENTS IN OTHER COMPANIES	Ch$	16,693	16,693
	REAL	3,798,652	4,371,930
	SOLES	12,794	16,081
GOODWILL	Ch$	1,060,413	867,268
	US dollars	17,698,129	14,977,515
NEGATIVE GOODWILL	US dollars	(518,479)	(1,782,733)
LONG-TERM ACCOUNTS RECEIVABLE	Ch$	297,119	241,661
	Argentine pesos	9,748	4,714
	REAL	167,667	-
INTANGIBLE ASSETS	Ch$	326,511	897,443
	US dollars	7,011	6,093
	Argentine pesos	-	45,974
	REAL	62,228	65,272
	SOLES	203,504	531,691
AMORTIZATION	Ch$	(180,486)	(176,336)
	US dollars	(5,035)	(4,990)
	SOLES	(78,194)	(160,659)
OTHER	Ch$	2,246,529	2,200,304
	Adjustable Ch$	666,583	660,948
	US dollars	1,774,652	2,344,869
	Argentine pesos	465,016	176,252
	REAL	1,572,948	8,038,532
	OTHER CURRENCIES	859	-
Total other assets		39,254,328	35,526,729
Total assets		447,623,677	487,097,330

	Currency	90 days				90 days to 1 years
		12/31/2007		12/31/2006		12/31/2007		12/31/2006
		Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
SHORT-TERM OBLIGATIONS WITH BANKS	Ch$	3,320,326	7.43	1,263,630	6.11	623,068	7.43	-	-
SHORT-TERM OBLIGATIONS WITH BANKS	Adjustable Ch$	-	-	-	-	1,177,760	4.08	-	-
SHORT-TERM OBLIGATIONS WITH BANKS	US$	16,811,576	6.63	6,442,383	5.93	8,725,150	6.63	5,684,259	5.93
SHORT-TERM OBLIGATIONS WITH BANKS	Argentine $	-	-	749	8.80	-	-	-	-
SHORT-TERM OBLIGATIONS WITH BANKS	REAL	-	-	908,355	14.30	-	-	-	-
SHORT-TERM OBLIGATIONS WITH BANKS	SOLES	-	-	1,284,316	5.27	-	-	999,704	5.70
SHORT-TERM OBLIGATIONS WITH BANKS	EUROS	-	-	53,411	6.46	-	-	-	-
SHORT-TERM OBLIGATIONS WITH BANKS	Colombian $	4,419,212	13.04	-	-	-	-	-	-
CURRENT PORTION OF LONG-TERM OBLIGATIONS WITH BANKS	Adjustable Ch$	293,345	5.22	748,680	5.65	1,369,103	5.22	2,558,132	5.65

	Currency	90 days				90 days to 1 years
		12/31/2007		12/31/2006		12/31/2007		12/31/2006
		Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
CURRENT PORTION OF LONG-TERM OBLIGATIONS WITH BANKS	US$	357,035	5.04	1,289,975	5.22	5,056,879	5.04	8,021,320	5.22
CURRENT PORTION OF LONG-TERM OBLIGATIONS WITH BANKS	REAL	841,952	12.10	-	-	9,733,613	11.30	4,286,376	3.64
CURRENT PORTION OF LONG-TERM OBLIGATIONS WITH BANKS	OTHER CURRENCIES	-	-	-	-	-	-	538,175	2.52
BONDS PAYABLE	Adjustable Ch$	-	-	-	-	5,081,276	5.00	4,872,734	5.00
LONG-TERM OBLIGATIONS MATURING WITHIN ONE YEAR	Adjustable Ch$	-	-	1,262	4.81	549,418	4.81	521,363	4.81
LONG-TERM OBLIGATIONS MATURING WITHIN ONE YEAR	US$	882,928	7.58	560	8.00	713,024	-	1,318	8.00
LONG-TERM OBLIGATIONS MATURING WITHIN ONE YEAR	Colombian $	167,057	-	-	-	-	-	-	-
DIVIDENDS PAYABLE	Ch$	15,002,161	-	-	-	-	-	-	-
DIVIDENDS PAYABLE	SOLES	48,711	-	89,015	-	-	-	-	-

	Currency	90 days				90 days to 1 years
		12/31/2007		12/31/2006		12/31/2007		12/31/2006
		Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
ACCOUNTS PAYABLE	Ch$	6,389,194	-	5,487,522	-	-	-	-	-
ACCOUNTS PAYABLE	Adjustable Ch$	559,650	-	34,887	-	-	-	-	-
ACCOUNTS PAYABLE	US$	18,330,213	-	11,239,729	-	-	-	-	-
ACCOUNTS PAYABLE	Argentine $	295,912	-	1,248,952	-	-	-	-	-
ACCOUNTS PAYABLE	REAL	4,025,534	-	4,964,105	-	-	-	-	-
ACCOUNTS PAYABLE	SOLES	573,469	-	246,388	-	-	-	-	-
ACCOUNTS PAYABLE	EUROS	154,346	-	141,397	-	-	-	-	-
ACCOUNTS PAYABLE	YENS	-	-	370,252	-	-	-	-	-
ACCOUNTS PAYABLE	Colombian $	226,978	-	-	-	-	-	-	-
ACCOUNTS PAYABLE	OTHER CURRENCIES	1,477	-	155,738	-	-	-	-	-
NOTES PAYABLE	Ch$	4,559	-	-	-	-	-	-	-
NOTES PAYABLE	US$	2,908,006	-	1,085,992	-	-	-	2,455	12.25
NOTES PAYABLE	Argentine $	342,954	-	279,480	-	-	-	-	-

	Currency	90 days				90 days to 1 years
		12/31/2007		12/31/2006		12/31/2007		12/31/2006
		Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
MISCELLANEOUS EXPENSES	Ch$	156,048	-	151,779	-	-	-	-	-
MISCELLANEOUS EXPENSES	Adjustable Ch$	10,492	-	5,266	-	-	-	-	-
MISCELLANEOUS EXPENSES	US$	18,647	3.49	564,460	4.98	-	-	-	-
MISCELLANEOUS EXPENSES	Argentine $	22,303	-	1,384	-	-	-	-	-
MISCELLANEOUS EXPENSES	REAL	65,052	-	39,391	-	-	-	-	-
MISCELLANEOUS EXPENSES	SOLES	17,574	-	-	-	-	-	-	-
NOTES AND ACCOUNTS PAYABLE TO RELATED COMPANIES	Ch$	583,969	-	420,334	8.85	-	-	-	-
NOTES AND ACCOUNTS PAYABLE TO RELATED COMPANIES	US$	31,124	-	59,320	-	-	-	-	-
ACCRUED EXPENSES	Ch$	3,593,456	-	2,736,422	-	630,492	-	696,299	-
ACCRUED EXPENSES	Adjustable Ch$	107,047	-	115,047	-	-	-	-	-
ACCRUED EXPENSES	US$	241,763	-	155,108	-	-	-	-	-
ACCRUED EXPENSES	Argentine $	952,858	-	725,067	-	1,065,264	-	-	-
ACCRUED EXPENSES	REAL	3,210,359	-	2,689,746	-	-	-	-	-
ACCRUED EXPENSES	SOLES	2,052,812	-	1,593,046	-	-	-	-	-
ACCRUED EXPENSES	Colombian $	260,714	-	-	-	-	-	-	-

	Currency	90 days				90 days to 1 years
		12/31/2007		12/31/2006		12/31/2007		12/31/2006
		Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
WITHHOLDINGS	Ch$	959,883	-	812,072	-	-	-	-	-
WITHHOLDINGS	Argentine $	1,771,404	-	393,237	-	-	-	-	-
WITHHOLDINGS	REAL	470,756	-	329,499	-	-	-	-	-
WITHHOLDINGS	SOLES	333,954	-	134,309	-	-	-	-	-
WITHHOLDINGS	Colombian $	100,682	-	-	-	-	-	-	-
UNEARNED INCOME	Ch$	94,471	-	566	-	-	-	-	-
UNEARNED INCOME	US$	1,404,942	-	1,029,951	-	-	-	-	-
UNEARNED INCOME	Argentine $	1,217,360	-	3,456,791	-	-	-	-	-
UNEARNED INCOME	REAL	1,322,998	-	3,776,201	-	-	-	-	-
UNEARNED INCOME	SOLES	67,356	-	165,716	-	-	-	-	-
UNEARNED INCOME	Colombian $	422,096	-	-	-	-	-	-	-
OTHER CURRENT LIABILITIES	Ch$	122,020	-	5,040	-	-	-	-	-
OTHER CURRENT LIABILITIES	US$	4,214	-	1,232,060	-	-	-	-	-
OTHER CURRENT LIABILITIES	REAL	1,175,856	-	70,723	-	-	-	-	-
Total Current Liabilities		96,748,805		57,999,313		34,725,047		28,182,135

Long term liabilities as of December 31, 2007

	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
		Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
OBLIGATIONS WITH BANKS AND FIN. INST.	Adjustable Ch$	3,546,987	5.16	102,029	4.63	-	-	-	-
OBLIGATIONS WITH BANKS AND FIN. INST.	US$	19,102,941	6.25	6,310,572	6.30	-	-	-	-
OBLIGATIONS WITH BANKS AND FIN. INST.	REAL	5,803,663	11.39	1,425,332	8.73	-	-	-	-
BONDS PAYABLE	Adjustable Ch$	10,809,607	5.00	5,813,459	5.00	-	-	-	-
MISCELLANEOUS PAYABLES	Adjustable Ch$	1,111,992	4.80	1,222,648	4.80	2,439,635	4.80	-	-
MISCELLANEOUS PAYABLES	US$	1,628,187	1.08	419,045	-	156,583	-	-	-
MISCELLANEOUS PAYABLES	Colombian $	176,075	12.21	-	-	-	-	-	-
ACCRUED EXPENSES	Ch$	161,651	2.01	41,355	7.00	72,371	7.00	874,583	2.85
ACCRUED EXPENSES	Adjustable Ch$	78,240	5.59	55,495	7.00	97,116	7.00	478,642	7.00
ACCRUED EXPENSES	Argentine $	120,363	-	-	-	-	-	-	-
ACCRUED EXPENSES	REAL	2,509,292	-	-	-	-	-	-	-
DEFERRED INCOME TAXES	Ch$	-	-	-	-	-	-	89,183	-
DEFERRED INCOME TAXES	US$	724,134	-	-	-	-	-	-	-
DEFERRED INCOME TAXES	Argentine $	44,781	-	-	-	-	-	-	-
DEFERRED INCOME TAXES	SOLES	399,812	-	198,460	-	2,271,035	-	-	-
DEFERRED INCOME TAXES	Colombian $	39,707	-	-	-	-	-	-	-
OTHER LIABILITIES	Argentine $	187,687	-	-	-	-	-	-	-
OTHER LIABILITIES	REAL	432,069	-	-	-	-	-	-	-
OTHER LIABILITIES	SOLES	231,166	-	-	-	-	-	-	-
Total Long-Term Liabilities		47,108,354		15,588,395		5,036,740		1,442,408

Long term liabilities as of December 31, 2006

	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
		Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Bank Loans	Indexed Chilean pesos	7,003,765	5.94	3,402,786	6.34	-	-	-	-
Bank Loans	US$	15,175,443	5.64	10,440,152	3.41	-	-	-	-
Bank Loans	Reales	8,312,287	14.15	205,218	11.50	-	-	-	-
Bonds payable	Indexed Chilean pesos	10,331,909	5.00	11,390,931	5.00	-	-	-	-
Miscellaneous payable	Indexed Chilean pesos	1,064,293	4.80	1,170,204	4.80	3,076,486	4.80	-	-
Miscellaneous payable	US$	317,970	7.44	-	-	-	-	-	-
Accrued expenses	Ch$	185,184	2.28	57,213	7.00	101,461	7.00	985,594	3.46
Accrued expenses	Indexed Chilean pesos	77,610	5.47	57,455	7.00	101,889	7.00	489,888	7.00
Accrued expenses	Argentine $	1,357,295	-	-	-	-	-	-	-
Accrued expenses	Brazilian Real	2,495,520	-	-	-	-	-	-	-
Deferred income taxes	Argentine $	56,215	-	-	-	-	-	-	-
Deferred income taxes	Peruvian Soles	470,105	-	-	-	-	-	-	-
Other liabilities	US$	129,196	-	-	-	-	-	-	-
Other liabilities	Argentine $	328,173	-	-	-	-	-	-	-
Other liabilities	Brazilian Real	171,375	-	-	-	-	-	-	-
Total long-term liabilities		47,476,340		26,723,959		3,279,836		1,475,482

Note 31 - Sanctions

The Company and its directors has not been the subject of sanctions by the SVS nor by any other administrative authorities.

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

During 2007, the Company adopted FASB Interpretation No. 48: “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards No. 109: “Accounting for Income Taxes” (“FAS 109”). The Interpretation prescribes a threshold for the financial statement recognition and measurement of a tax position taken or expected to be taken within an income tax return. For each tax position, the enterprise must determine whether it is more likely than not that the position will be sustained upon examination by taxing authorities, based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is then measured to determine the amount of benefit to be recognized within the financial statements. No benefits may be recognized for tax positions that do not meet the more likely than not threshold. For tax positions that meet the more likely than not threshold, the benefit to be recognized is the largest amount that is greater than 50% likely of being realized upon ultimate settlement.

As a result of implementing FIN 48, no material adjustment in the provision for uncertainties in tax positions was recognized. The Company and its subsidiaries recognize interest and penalties related to unrecognized tax benefits in financial expense and other operating expense, respectively.

The Company is potentially subject to income tax audits in numerous jurisdictions in Chile and internationally until the applicable statute of limitations expires. Tax audits by their nature are often complex and can require several years to complete. The following is a summary of tax years, potentially subject to examination, in the significant tax and business jurisdictions in which the Company operates.

Tax jurisdiction	Tax Years Subject to Examination

Chile	2005-2007
Argentina	2006-2007
Brazil	2001-2007
Colombia	2007
Peru	2002-2007

d)  Goodwill

Under Chilean GAAP, prior to the implementation of Technical Bulletin No. 72, (“BT 72”) which is mandatory for periods beginning after December 31, 2005, the excess of cost over the net book value of a purchased company was recorded as goodwill and amortized to income over a maximum period of twenty years. Amortization of goodwill may be accelerated if the acquired company generates sufficient income to absorb the additional amortization in any given year. The adoption of BT 72 did not change the amortization period for goodwill, but instead requires measurement of acquired assets and liabilities in their fair values for all acquisitions after January 1, 2004.

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

For the years ended December 31, 2006 and 2007, the Company performed the annual impairment test of goodwill required by the standard and determined that no impairment existed under either Chilean GAAP or US GAAP.

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

A summary of the changes in the Company's goodwill under US GAAP during the years ended December 31, 2005, 2006 and 2007, by segment of operation is as follows:

	January 1, 2005	Currency translation adjustment	December 31, 2005	Currency translation adjustment	December 31, 2006	Acquisitions	Discontinued Operation	Currency translation adjustment	December 31, 2007
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Wire and Cable	22,536,419	(2,471,798)	20,064,621	342,218	20,406,839	1,252,431	(18,866,391)	(2,792,879)	-
Flexible Packaging	1,096,811	(52,036)	1,044,775	5,078	1,049,853	175,342	-	(285,373)	939,822
Aluminum Profiles	1,257,173	-	1,257,173	-	1,257,173	-	-	-	1,257,173
Total	24,890,403	(2,523,834)	22,366,569	347,296	22,713,865	1,427,773	(18,866,391)	(3,078,252)	2,196,995

e)  Acquisition of 50% participation in Optel Ltda.

As described in Note 11, Madeco held a 50% participation in the fiber-optic company Optel Ltda. (“Optel”) joint venture with Corning International Corporation. In November 2005 based on arbitration ruling the joint venture agreement was declared lawfully terminated. As a result, Madeco lost the ability to appoint Optel’s management and was required to initiate the liquidation of Optel. The Company deconsolidated this entity and recorded a write-down of its investment in Optel in December 2005 and provided for expected costs related to the litigation with Corning and the forced liquidation of Optel.

On March 31, 2005, Madeco S.A., through its indirect subsidiary Madeco Brasil Ltda., signed an agreement with Corning whereby it acquired, for the nominal price of 1 Brazilian real, Corning’s 50% interest in Optel and also renegotiated and repaid indebtedness owed by Optel to its creditors. Under Chilean GAAP, as a result of that step acquisition the Company once again gained control over Optel and reversed through 2007 net income the impairment previously recorded in 2003. Under Technical Bulletin No. 72 the excess of the net assets acquired over the cost of acquisition referred to as “negative goodwill” was recorded in the step acquisition of an additional 50% interest in Optel in 2005. This negative goodwill is being amortized on a straight-line basis over a period of 20 years.

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

In addition under Chilean GAAP certain payables due to Madeco Group companies were considered identifiable liabilities assumed during the additional 50% step acquisition in Optel. Those payables resulted principally from reimbursements payable for expenses incurred by other entities controlled by Madeco on behalf of Optel during the period when this investment was not controlled by the Company. In addition, as a result of regaining control and renegotiating Optel’s indebtedness the Company released into income the allowances against receivables due from Optel that were recorded in the moment of losing control over it in 2003. For US GAAP purposes the above mentioned payables represented no additional benefit or incremental liability to the acquirer and therefore no portion of the purchase price would be allocated to such amounts. Consequently the amount of the net assets acquired under US GAAP is different than under Chilean GAAP. This difference also affected the determination of the amount of excess of the net assets acquired over the cost of acquisition that reduced the amount of property, plant and equipment.

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

f)  Minimum dividend

As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the holders of issued and subscribed shares, the Company must distribute a cash dividend in an amount equal to at least 30% of its net income before amortization of negative goodwill for each year as determined in accordance with Chilean GAAP, unless and except to the extent the Company has unabsorbed prior year losses. Net income related to the amortization of negative goodwill can only be distributed as an additional dividend by the approval of the shareholders, and accordingly, is not included in the calculation of the minimum dividend to be distributed. Under Chilean GAAP dividend amounts are only recorded in the period in which the dividend is declared, whereas under US GAAP, absent shareholder approval to the contrary, the amount of the minimum dividend required to be distributed represents a liability.

Until 2006, the Company had unabsorbed losses from prior years and did not record a minimum dividend liability. These losses were absorbed during 2007, and the Company declared and recorded a dividend obligation satisfying the minimum dividend criteria. As a consequence, no adjustment has been recorded in the reconciliation in paragraph (1.q.) in any period.

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

h)  Derivative instruments and hedging activities

The Company is exposed to the impact of fluctuations foreign currency exchange rates, changes in interest rates and changes in the market prices of commodities. In the normal course of business, the Company enters into a variety of derivate contracts designated to hedge its exposure to these risks.

Under Chilean GAAP, foreign forward exchange contracts and swaps have been recorded in accordance with Technical Bulletin No. 57 issued by the Chilean Association of Accountants, as follows:

(i) Derivative contracts not qualifying for hedge accounting are recorded at the closing spot rate and gains and losses are included in earnings as Other non-operating income and expenses.

i)  Derivative instruments and hedging activities

(i)  Derivatives that are designated and are effective as hedges of existing assets or liabilities are valued, together with the item being hedged, based on the closing spot rate. If the net change in values of the derivative instrument and the hedged item results in a loss, the net difference is recorded in operating income. If the net variation in the value of the derivative instrument and the hedge item results in a gain, the net difference is recorded as unrealized gains and is deferred in the balance sheet.

(ii) Derivative contracts that are designated as hedges of future cash flows or forecasted transactions must be marked-to-market based on the closing spot rate, with any variation in the fair value recorded as unrealized gains or losses in the income statement

Under US GAAP, in accordance with SFAS 133 Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), derivatives are always carried at fair value on the balance sheet. Hedge accounting can only be applied if the instruments meet certain requirements, among others a formal documentation of the hedging relationship and a periodic assessment of its effectiveness. If the derivative instrument does not qualify as a hedging instrument, changes in the fair value are reported directly in income. If the derivative instrument qualifies as a hedge, the accounting treatment varies based on the type of instrument being hedged.

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

Current Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts and therefore they are not reflected in the financial statements. For US GAAP purposes in accordance with SFAS 133, certain implicit or explicit terms included in host contracts that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument, must be separated from the host contract and accounted for at fair value. The Company separately measures embedded derivatives as freestanding derivative instruments at their estimated fair values recognizing changes in earnings when they occur. Currently the only host contracts and instruments that the Company has, which have implicit or explicit terms that must be separately accounted for at fair value, are raw materials sale and purchase contracts. The effect of accounting for embedded derivatives is not material to the Company’s financial position and results of its operations and therefore was not included in the reconciliation to US GAAP under paragraph (1.p) below.

j)  Reversal of impairment loss

Under Chilean GAAP, during 2001 the Company recorded an impairment loss on property, plant and equipment related to its plants in Argentina. During the year ended December 31, 2002, the Company reassessed this impairment provision based on an improvement in the economic situation in Argentina and reversed, as permitted by Chilean GAAP, the amount of ThCh$ 7,870,470 related to previously recognized impairment losses. For US GAAP purposes, SFAS 144 does not allow the reversal of impairment losses. Therefore, the provision amount reversed for Chilean GAAP purposes is treated as a reconciling item in the US GAAP reconciliation under paragraph (1.p) below.

k)  Stock option plan

At the Extraordinary Meeting of Shareholders held on November 14, 2002, the shareholders approved a stock option plan, which was adopted by the Company’s Board of Directors on January 28, 2005. This incentive plan authorized the issuance of up to 493,334,000 shares of the Company’s common stock upon the exercises of stock options.

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

On January 25, 2005 the Board of Directors agreed to a separate stock option plan of 130,000,000 shares for certain executives. The exercise price was set at Ch$ 60 per share. This plan commenced on May 20, 2007 when the stock option contracts were issued. Under Chilean GAAP the stock options were recognized in accordance with accounting criteria described in the Note 2 v) at the fair value of ThCh$ 263,500 determined using the “Black-Scholes-Merton” model as of the grant date (January 25, 2005).

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

The Company determined the fair value of ThCh$ 687,600 for these options at the grant date using the "Black-Scholes-Merton" method, which is recorded with a charge to compensation cost and a credit to other reserves on a straight-line basis over the period between the grant date of the options and the date that these become vested. The charge to income for the year 2006 was ThCh$ 275,040 and ThCh$ 412,560 in 2007.

A summary of stock option activity for the plan is as follows:

	For the years ended December 31,
	Authorized Options			Granted Options (thereof)
	2005	2006	2007	2005	2006	2007
	Number	Number	Number	Number	Number	Number

Balance as of January 1,	311,186,276	311,186,276	311,186,276	-	-	120,000,000
Granted during the period	-	-	-	130,000,000	120,000,000	-
Cancelled during the period	-	-	(191,186,276)	(130,000,000)	-	-
Exercised during the period	-	-	(120,000,000)	-	-	(120,000,000)
Balance as of December 31,	311,186,276	311,186,276	-	-	120,000,000	-

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

There are no stock options authorized or granted by the Company as of December 31, 2007.

l) Capitalized Interest

Under Chilean GAAP, all interest on debt directly associated with construction projects is capitalized, including interest, price-level restatement and, with respect to foreign currency borrowings, foreign currency translation gains and losses. The capitalization of interest costs associated with projects under construction is optional when incurred on debt that is not directly related to such projects. During 2005, 2006 and 2007, the Company’s debt was not considered directly associated with construction projects, and the Company did not capitalize interest.

Under US GAAP, capitalization of interest is required for the interest, which could be avoided should expenditures for the associated assets have not been made. As a consequence of increasing construction activities, starting 2006 the Company was implementing an adjustment for the capitalization of interest and the corresponding effect on depreciation that is included under paragraph (1.p) below.

	For the years ended December 31,
	2006	2007
	ThCh$	ThCh$

Interest cost incurred	(12,254,807)	(12,837,007)
Interest capitalized under US GAAP	308,922	133,377

m)  Minority interest

The effects on the minority interest of the US GAAP adjustments in subsidiaries that are not wholly-owned by the Company have been reflected in Minority interest and are included in paragraph (1.p) below.

n)  Elimination of discontinued operations

(i) Alufoil S.A.

Under Chilean GAAP the Company records divestitures of investments or assets in the year in which they occur and no restatement to the financial statement information presented in previous years is required after a divestiture has occurred. Under US GAAP, in accordance with SFAS 144 Accounting for the Impairment or Disposal of Long-Lived Assets, the discontinued operations of a component must be retroactively separated from the continuing operations of an entity, when the operations and cash flows of the component will be eliminated from the ongoing operations of an entity as a result of a disposal or a sale transaction, and the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

During 2004 and 2005 the Company disposed substantially all of its assets of subsidiary Alufoil S.A. that produced in Chile mass consumer flexible packaging products such as aluminum foil, trash bags and plastic wrap and did not maintain any continuing involvement in the operations of this component after the disposal transaction.

As a result of the disposal, the results of operations of that component have been eliminated from the ongoing operations of the Company. The effect of restating discontinued operations is included in the reconciliation of net income to US GAAP and is presented net of tax (benefit) expenses of ThCh$ 248,435 and ThCh$ 42, and net of minority interest of ThCh$ 162,539 and ThCh$ (266) for the years ended December 31, 2004 and 2005, respectively under paragraph (1.p) below.

(ii) Wire and Cable Unit

As of November 15, 2007 the Company signed a framework agreement with the Nexans Group about the intention to transfer the Company’s Wire and Cable Unit, which was formalized on February 21, 2008 setting the purchase price at US$ 448 million in cash plus 2.5 million shares in Nexans (participation of approximately 8.9%). The transaction is expected to close by September 30, 2009, subject to regulatory approvals and customary closing conditions. The estimated purchase price is higher than the carrying value of the disposal group, therefore, the Company did not recognize any gain or loss on this transaction at December 31, 2007.

Pursuant to SFAS 144 “Accounting for the Impairment or Disposal of Long Lived Assets”, the Wire and Cable segment was considered as "discontinued" as of December 31, 2007. The results of operations of the unit have been eliminated from the continuing operations of the Company. The effect of restating discontinued operations is included in the reconciliation of net income to US GAAP under paragraph (1.p) below.

o)  Investment in related company

Under Chilean GAAP the Company, as of December 31, 2007, consolidated its 50% owned investee Peruplast S.A., since pursuant to a shareholders’ agreement, the Company through its representatives in the board of directors can appoint the chief executive officer of the investee. Consequently, the Company is able to establish finance and operation policies and strategies, which under Chilean GAAP is sufficient to presume control and thus consolidate the investee.

With its 50% ownership in Peruplast S.A., the Company does not exercise control over the investee pursuant to US GAAP. Consequently, the investment is accounted for in accordance with Accounting Principles Board Opinion No. 18 “The Equity Method for accounting for Investments in Common Stock”, recognizing the investor’s share of the earnings and losses determined under US GAAP. The principal US GAAP adjustment affecting the Company’s equity investee is the capitalization of interest and corresponding effects to deferred taxes and minority interest, which is included in the US GAAP reconciliation under paragraph (1.p) below.

p)  Effects of conforming to US GAAP

The adjustments to the reported consolidated net income (loss) required to conform to US GAAP are as follows:

	For the years ended December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Net (loss) income in accordance with Chilean GAAP	13,174,354	32,439,068	19,660,064
Reversal of depreciation on revaluation increment of fixed assets (par. 1b)	121,342	54,052	54,549
Deferred income taxes (par. 1c)
c.i Reversal of amortization of complementary accounts	290,267	285,582	288,314
c.ii Deferred tax effects of US GAAP adjustments	2,232,806	5,811,893	3,899,248
Amortization of goodwill (par. 1d)	220,958	221,442	215,486
Staff severance indemnities (par. 1g) .	166,865	(11,719)	125,041
Reversal of impairment loss (par. 1j)	244,382	212,508	264,421
Stock option plan (par. 1k)	172,367	-	-
Capitalized interests (par. 1l)
l.i Capitalized interest	-	125,177	37,459
l.ii Accumulated depreciation	-	(5,505)	(6,377)
Minority interest (par. 1m)	178,955	491,303	643,299
Elimination of discontinued operations (par. 1n)	(15,750,801)	(26,768,566)	(26,322,590)
Investment in related company (par. 1o)	-	-	18,575
Net income (loss) from continuing operations in accordance with US GAAP	1,051,495	12,855,235	(1,122,511)
Income from discontinued operations, net of taxes and minority interest (par. 1n)	14,377,800	23,704,784	22,868,497
Net income in accordance with US GAAP	15,429,295	36,560,019	21,745,986

Other comprehensive income:
Foreign currency translation adjustment, net of taxes	667,415	(75,016)	45,464
Loss on hedge of the foreign currency exposure of net investment in foreign operations	(15,814,066)	2,107,997	(17,216,035)
Gain on hedge of the foreign currency exposure of net investment in foreign operations	163,259	-	-
Comprehensive income in accordance with US GAAP	445,903	38,593,000	4,575,415

The following is a reconciliation of consolidated Shareholder’s Equity differences under Chilean GAAP to the corresponding amounts under US GAAP:

	As of December 31,
	2006	2007
	ThCh$	ThCh$

Shareholder’s Equity in accordance with Chilean GAAP	270,170,264	263,893,671
Reversal of revaluation of property, plant and equipment (par. 1b)
b.i Property, plant and equipment	(5,647,670)	(5,609,629)
b.ii Accumulated depreciation	2,933,007	3,003,417
Deferred income taxes (par. 1c)
c.i Reversal of complementary accounts	(5,199,966)	(4,656,482)
c.ii Deferred tax effects of US GAAP adjustments	1,055,109	1,510,650
Amortization of goodwill (par. 1d)	9,673,192	10,187,505
Acquisition of Optel (par. 1e)
e.i Reversal of negative goodwill amortization	(49,717)	(67,893)
e.i Reversal of negative goodwill	568,195	493,769
e.ii-iii New basis of property, plant and equipment	(1,769,991)	(1,538,176)
e.iii Accumulated depreciation of property, plant and equipment	190,684	280,383
Staff severance indemnities (par. 1g)	(3,943,807)	(3,721,521)
Derivative instruments (par. 1i)	497,714	(892,084)
Reversal of impairment loss (par. 1j)	(3,110,219)	(2,443,638)
Impairment of goodwill Ficap (par. 1d)	(5,717,871)	(4,968,902)
Capitalized interests (par 1l)
l.i Capitalized interest	308,922	402,613
l.ii Accumulated depreciation	(15,085)	(30,714)
Minority interest (par. 1m)	326,856	285,029
Investment in related company (par. 1o)	-	18,575
Shareholder’s Equity in accordance with US GAAP	260,269,617	256,146,573

The following summarizes the changes in shareholders’ equity under US GAAP during the years ended December 31, 2005, 2006 and 2007:

	As of December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Beginning balance	163,494,996	211,263,749	260,269,617
Capital increase	48,267,248	10,042,903	5,822,400
Issuance of stock options	-	295,393	412,560
Cumulative translation adjustment	(14,983,392)	2,032,981	(17,170,571)
Interim dividend	-	-	(15,002,161)
Price-level restatement	(944,398)	74,572	68,742
Net income for the year	15,429,295	36,560,019	21,745,986
Ending balance	211,263,749	260,269,617	256,146,573

  Additional disclosure requirements

  Earnings (loss) per share

	For the years ended December 31,
	2005	2006	2007
	Ch$	Ch$	Ch$

Earnings (loss) per share from continuing operations (US GAAP)	0.23	2.35	(0.20)
Earnings per share from discontinued operations (US GAAP)	3.17	4.32	4.11
Net earnings (loss) per share (US GAAP)	3.40	6.68	3.91
Net earnings (loss) per share (Chilean GAAP)	2.90	5.93	3.54

Weighted average number of common stock
outstanding (in thousands)	4,537,185	5,471,995	5,558,289

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

  Income taxes

The provision for income taxes charged to the results of operations determined in accordance with US GAAP is as follows:

	For the year ended December 31, 2005
	Chile	Argentina	Peru	Brazil	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Income (loss) before income taxes and minority interest under Chilean GAAP	3,712,638	(413,274)	6,754,163	5,536,731	15,590,258
Current income taxes as determined under Chilean GAAP	(240,440)	-	(2,676,524)	(408,516)	(3,325,480)
Deferred income taxes as determined under Chilean GAAP	2,229,933	(683,531)	(265,578)	436,252	1,717,076
Subtotal	1,989,493	(683,531)	(2,942,102)	27,736	(1,608,404)
US GAAP adjustments:
Deferred tax effects of applying SFAS No. 109	440,930	-	83,154	-	524,084
Deferred tax effects of US GAAP adjustments	(48,028)	-	-	231,336	183,308
Reclassification of income of discontinued operations	(897,741)	113,547	2,858,948	(259,072)	1,815,682
Expense (benefit) for the year under US GAAP	1,484,654	(569,984)	-	-	914,670

	For the year ended December 31, 2006
	Chile	Argentina	Peru	Brazil		Total
	ThCh$	ThCh$	ThCh$	ThCh$		ThCh$

Income before income taxes and minority interest under Chilean GAAP	16,975,808	1,322,483	12,848,317	8,534,115		39,680,723
Current income taxes as determined under Chilean GAAP	(804,660)	(725,717)	(3,736,072)	(2,460,800)		(7,727,249)
Deferred income taxes as determined under Chilean GAAP	2,535,123	98,055	(111,375)	(384,232)		2,137,571
Subtotal	1,730,463	(627,662)	(3,847,447)	(2,845,032)		(5,589,678)
US GAAP adjustments:
Deferred tax effects of applying SFAS No. 109	411,450	-	78,410	-		489,860
Deferred tax effects of US GAAP adjustments	(26,878)	88,272	(941)	79,150		139,603
Reclassification of income of discontinued operations	(1,293,068)	225,220	3,769,978	2,765,882		5,468,012
Expense (benefit) for the year under US GAAP	821,967	(314,170)	-	-		507,797
	For the year ended December 31, 2007
	Chile	Argentina	Peru	Brazil	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Income before income taxes and minority interest under Chilean GAAP	4,271,301	(33,170)	9,993,635	9,722,368	1,406,733	25,360,867
Current income taxes as determined under Chilean GAAP	(415,701)	(137,920)	(3,969,203)	(760,150)	(687,965)	5,970,939
Deferred income taxes as determined under Chilean GAAP	5,483,369	(351,980)	(282,817)	46,860	-	4,895,432
Subtotal	5,067,668	(489,900)	(4,252,020)	(713,290)	(687,965)	(1,075,507)
US GAAP adjustments:
Deferred tax effects of applying SFAS No. 109	397,413	-	98,142	-	-	495,555
Deferred tax effects of US GAAP adjustments	(58,743)	235,750	(6,487)	315,562	-	486,082
Reclassification of income of discontinued operations	(736,108)	(142,358)	2,984,336	397,728	687,965	3,191,563
Deconsolidation Peruplast	-	-	1,176,029	-	-	1,176,029
Expense (benefit) for the year under US GAAP	4,670,230	(396,508)	-	-	-	4,273,722

Deferred tax assets (liabilities) as of December 31, 2006 are as follows:

	Short-term			Long-term
	Deferred tax under Chilean GAAP	SFAS No. 109 applied to US GAAP adjustments	Deferred tax under US GAAP	Deferred tax under Chilean GAAP	SFAS No. 109 applied to US GAAP adjustments	Deferred tax under US GAAP
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Deferred tax assets
Allowance for doubtful accounts	1,421,487	-	1,421,487	30,004	-	30,004
Tax loss carry forwards	3,073,126	-	3,073,126	21,620,458	-	21,620,458
Valuation allowance	(3,342,743)	-	(3,342,743)	(26,572,735)	(990 ,606)	(27,563,341)
Accrued vacation expense	158,556	-	158,556	-	-	-
Property, plant and equipment held for sale	32,273	-	32,273	23,995	-	23,995
Impairment of investment in Decker	-	-	-	-	1,088,577	1,088,577
Impairment of investment in Brazil	1,565,742	-	1,565,742	5,349,618	-	5,349,618
Adjustment to realizable value for property, plant and equipment	12,580	-	12,580	-	-	-
Allowance for obsolescence of inventories	1,328,890	-	1,328,890	102,457	-	102,457
Allowances for other current and long-term receivables	630,189	-	630,189	-	-	-
Write-downs of property, plant and equipment	-	-	-	219,280	-	219,280
Provision for unused property, plant and equipment	-	-	-	491,634	33,851	525,485
Other	1,622,238	-	1,622,238	862,090	65,061	927,151
Gross deferred tax assets	6,502,338	-	6,502,338	2,126,801	196,883	2,323,684

Deferred tax liabilities
Property, plant and equipment in leasing and accelerated depreciation	-	-	-	1,925,638	4,695,951	6,621,589
Manufacturing expenses	476,285	-	476,285	-	-	-
Staff Severance Indemnities	-	-	-	442,925	(442,925)	-
Negotiation of bonds	33,038	-	33,038	-	-	-
Bond issuance costs	-	-	-	142,047	-	142,047
Other	5,890	-	5,890	142,513	(80,508)	62,005
Gross deferred tax liabilities	515,213	-	515,213	2,653,123	4,172,518	6,825,641

Net assets (liabilities) deferred taxes	5,987,125	-	5,987,125	(526,322)	(3,975,635)	(4,501,957)

Deferred tax assets (liabilities) as of December 31, 2007 are as follows:

	Short-term			Long-term
	Deferred tax under Chilean GAAP	SFAS No. 109 applied to US GAAP adjustments	Deferred tax under US GAAP	Deferred tax under Chilean GAAP	SFAS No. 109 applied to US GAAP adjustments	Deferred tax under US GAAP
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Deferred tax assets
Allowance for doubtful accounts	1,248,585	-	1,248,585	3,095	-	3,095
Tax loss carry forwards	7,429,913	-	7,429,913	15,331,187	-	15,331,187
Valuation allowance	(2,846,184)	-	(2,846,184)	(17,701,339)	(526,613)	(18,227,952)
Accrued vacation expense	297,396	-	297,396	-	-	-
Property, plant and equipment held for sale	19,510	-	19,510	23,482	-	23,482
Impairment of investment in Decker	-	-	-	-	855,274	855,274
Impairment of investment in Brazil	1,907,846	-	1,907,846	3,703,466	-	3,703,466
Adjustment to realizable value for property, plant and equipment	30,599	-	30,599	-	-	-
Allowance for obsolescence of inventories	656,206	-	656,206	18,918	-	18,918
Allowances for other current and long-term receivables	353,941	-	353,941	-	-	-
Write-downs of property, plant and equipment	491,419	-	491,419	466,211	-	466,211
Provision assets long-term	72,416	-	72,416	352,337	30,410	382,747
Other	1,900,665	-	1,900,665	152,516	59,641	212,157
Gross deferred tax assets	11,562,372	-	11,562,372	2,349,873	418,712	2,768,585

Deferred tax liabilities
Property, plant and equipment in leasing and accelerated depreciation	150,787	-	150,787	5,238,039	4,252,390	9,490,429
Manufacturing expenses	498,354	-	498,354	-	-	-
Staff Severance Indemnities	-	-	-	436,024	(400,730)	35,294
Negotiation of bonds	79,600	-	79,600	26,484	-	26,484
Bond issuance costs	-	-	-	114,503	-	114,503
Other	756	-	756	301,935	(272,754)	29,181
Gross deferred tax liabilities	729,497	-	729,497	6,116,985	3,578,906	9,695,891

Net assets (liabilities) deferred taxes	10,832,815	-	10,832,815	(3,767,112)	(3,160,194)	(6,927,306)

A reconciliation of the Chilean Statutory income tax rate to the Company’s effective tax rate on net income calculated in accordance with US GAAP is as follows:

	For the years ended December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Pretax (loss) income in accordance with US GAAP	485,577	12,778,752	(6,048,906)

Statutory tax rate	17.0%	17.0%	17.0%

Statutory tax rate applied to pretax (loss) income	(82,548)	(2,172,388)	1,028,313
Effect on tax and financial equity restatement (1)	758,805	32,773	814,435
Non-taxable income	596,918	753,718	4,230,244
Non-deductible expenses	611,386	(606,426)	(2,459,747)
Adjustments for application of BT 64	2,556,691	(590,552)	(7,126,326)
Other local taxes	-	(27,147)	(15,962)
Foreign taxes in excess of domestic rate	117,729	968,518	401,246
Valuation allowance changes affecting the provision for income taxes	(3,639,012)	2,509,296	7,386,324
Other	(5,299)	(359,995)	15,196
At effective tax rate	914,670	507,797	4,273,722

(1) This item corresponds to the difference in the basis used for the price-level restatement calculation of shareholder’s equity for financial and tax purposes.

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate return basis and not on a consolidated basis.

Expiration dates of the tax loss carry-forwards as of December 31, 2007 are as follows:

Country	2008	2009	2010	2011	2012	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Argentina (1)	8,005,310	72,972	550,617	102,008	63,552	8,794,459
Brazil (2)	-	-	-	-	-	8,917,791
Chile (3)	-	-	-	-	-	75,051,274
Total	8,005,310	72,972	550,617	102,008	63,552	92,763,524

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

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company’s customer base located in Chile, Argentina, Brazil and Peru. The Company’s credit risk customer base sales in this region amounted to approximately 75.56% and 78.47% as of December 31, 2006 and 2007 respectively. As of these dates, no customer has outstanding receivables of more than 10%. Furthermore, the Company does not require collateral or security for its accounts receivable.

  Collective bargaining agreements

As of December 31, 2007, approximately 58.28% of the Company’s employees are covered by collective bargaining agreements. Of the employees covered by collective bargaining agreements, 41.76% of the agreements will expire within one year.

  Lease commitments

The Company leases certain property under long-term non-cancelable leases, which are accounted for as capital leases. The related future minimum lease payments as of December 31, 2007 were as follows:

As of December 31, 2007
ThCh$

2008	1,512,595
2009	1,392,779
2010	1,109,097
2011	961,325
2012	763,147
Due after 5 years	2,439,635
Total	8,178,578

The present value of net long-term minimum lease payments totaled ThCh$ 7,038,163 as of December 31, 2007. The imputed interest totals ThCh$ 1,140,415.

Operating lease and related future minimum payments as of December 31, 2007 are presented as follows:

As of December 31, 2007
ThCh$

Due within 1 year	461,730
Due after 1 year but within 2 years	414,545
Due after 2 years but within 3 years	272,851
Due after 3 years but within 4 years	224,572
Due after 4 years but within 5 years	209,821
Due after 5 years	209,821
Total	1,793,340

Cash paid for operating leases for the years ended December 31, 2005, 2006 and 2007 was ThCh$ 342,750, ThCh$ 392,036 and ThCh$ 617,114. respectively. The Company did not incur contingent rental expenses and did not receive sublease rentals.

  Advertising Costs

The Company expenses advertising costs when the related advertising has been published or aired. Advertising expenses amounted to ThCh$ 429,442, ThCh$ 1,272,006 and ThCh$ 901,248 for the years ended December 31, 2005, 2006 and 2007, respectively.

  Fair value of financial instruments

The accompanying tables provide disclosure of the estimated fair value of financial instruments owned by the Company. Carrying values are based on amounts reported in accordance with Chilean GAAP. The following methods and assumptions were used to estimate the fair value of each class of financial instruments at December 31, 2006 and 2007, for which it is practicable:

Cash and Cash Equivalents - Cash and Cash Equivalent are stated at the carrying amounts, which approximate fair values.

Marketable securities - The fair value of marketable securities is based on quoted market prices.

Long-term accounts receivable - As substantially all of the Company’s long-term accounts receivable bear interest rates at variable rates, and these interest rates are stated at current market rates, the carrying value of the long-term accounts balance approximates fair value.

Short-term and long-term debt - The fair value of short-term and long-term debt is based on rates currently available to the Company for debt with similar terms and remaining maturities.

Other current liabilities - This category consists of current liabilities whose carrying value approximates their fair value. The derivative contracts’ fair value is based on market-prices at December 31, 2006, and 2007 respectively.

Other current assets - The fair value of these derivative contracts is based on market price.

The following represent the company’s required disclosures regarding the fair value of financial instruments under US GAAP as of December 31, 2006 and 2007,

	As of December 31,
	2006		2007
	Carrying	Fair	Carrying	Fair
	Amount	value	Amount	Value
	ThCh$	ThCh$	ThCh$	ThCh$
Assets:
Cash	5,083,958	5,083,958	10,410,066	10,410,066
Time deposits and marketable securities	609,571	609,571	788,687	788,687
Other current assets	13,150,142	13,150,142	-	-
Derivative financial instruments	1,221,241	1,221,241	1,635,672	-
Financial assets:
Long-term accounts receivable	474,534	474,534	246,375	246,375
Derivative financial instruments	-	-	4,335	-
Short-term debt:
Short-term bank borrowings (includes current portion of long-term liability)	34,079,465	34,028,585	52,729,019	52,884,954
Current portion of bonds payable	4,872,734	4,900,812	5,081,276	5,144,480
Current portion of long-term liabilities	524,503	524,503	2,312,427	2,312,427
Other current liabilities	53,624	53,624	-	-
Derivative financial instruments	1,254,199	1,254,199	1,302,090	-
Long-term debt:
Bonds payable	21,722,840	22,224,439	16,623,066	22,436,525
Long-term bank liabilities	44,539,651	44,547,361	36,291,524	36,590,989
Derivative financial instruments	129,196	129,196	432,070	-

h) Restrictions on net assets

As stated in Note 22 the Company has subsidiaries that must abide by certain financial ratios and covenants that require minimum equity levels or that contain other characteristics that restrict the transfer of assets to the parent company. The amounts of Madeco’s proportional share in restricted net assets in consolidated subsidiaries as of December 31, 2007 are as follows:

Proportionate share of restricted net assets
Legal Entity	as of December 31, 2007
ThCh$

Alusa S.A.	26,307,983
Indalum S.A.	31,716,262

The consolidated retained earnings which represent undistributed earnings of investees accounted for using the equity method as of December 31, 2007 amounts to ThCh$ 19,152.

i)  Comprehensive income (loss)

The Company presents comprehensive income and its components with the objective to report a measure of all changes in shareholders’ equity that result from transactions and other economic events of the period other than transactions with owners (“comprehensive income”). Comprehensive income is the total net income and other non-owner equity transactions that result in changes in net equity.

The following represents accumulated other comprehensive income balance, for the years ended December 31, 2005, 2006 and 2007:

	For the year ended December 31, 2005
	Chilean GAAP cumulative translation adjustment	Effect of US GAAP adjustments on cumulative translation adjustment	Accumulated Other Comprehensive Income (Loss)
Beginning balance	1,161,624	1,659,177	2,820,801
Credit (charge) for the period	(15,650,807)	667,415	(14,983,392)
Ending balance	(14,489,183)	2,326,592	(12,162,591)

	For the year ended December 31, 2006
	Chilean GAAP cumulative translation adjustment	Effect of US GAAP adjustments on cumulative translation adjustment	Accumulated Other Comprehensive Income (Loss)
Beginning balance	(14,489,183)	2,326,592	(12,162,591)
Credit (charge) for the period	2,107,997	(75,016)	2,032,981
Price-level restatement	(45,397)	-	(45,397)
Ending balance	(12,427,123)	2,251,576	(10,175,547)

	For the year ended December 31, 2007
	Chilean GAAP cumulative translation adjustment	Effect of US GAAP adjustments on cumulative translation adjustment	Accumulated Other Comprehensive Income (Loss)
Beginning balance	(12,427,123)	2,251,576	(10,175,547)
Credit (charge) for the period	(17,216,035)	45,464	(17,170,571)
Ending balance	(29,643,158)	2,297,040	(27,346,118)

  Reclassifications for US GAAP purposes

Under Chilean GAAP, the following income and expenses are classified as non-operating expenses whereas under US GAAP they would be classified as operating income and expenses:

	Charge/(credit)
	For the years ended December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Gain on sale of property, plant and equipment	(191,343)	(320,683)	-
Recovery of tax benefits in foreign subsidiaries	-	-	(13,329)
Asset rental	-	-	(133,083)
Indemnities received	-	-	(1,251)
Other non-operating income	(51,834)	(29,414)	(4,483)
Amortization of negative goodwill	-	-	(64,500)
Amortization of goodwill	220,958	221,443	215,486
Staff severance indemnity payments related to restructuring	178,321	-	-
Obsolescence and write-offs of other long-term assets	169,120	584,140	-
Provision for lawsuits settlements	64,360	1,462	-
Adjustment to realizable value of assets held for sale	146,995	315,422	-
Depreciation of inactive assets (Argentina)	757,440	505,028	313,566
Government fines, taxes and interest from foreign subsidiaries	-	392,729	10,352
Indemnity Cost	-	-	287,946
Directors’ profit sharing	-	-	438,750
Disposable asset appraisal cost	-	-	119,796
Allowance for closure and valuation of assets in foreign subsidiaries (Ingewall and Uruguay)	42,749	-	-
Discontinued operations	3,044,197	3,115,984	1,913,872
Deconsolidation Peruplast	-	-	(367,035)
Other non-operating expense	132,171	5,369	2,198

Total	4,513,134	4,791,480	2,718,285

The condensed consolidated statements of income for the years ended December 31 under US GAAP are presented as follows:

	For the years ended December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Sales	167,979,452	213,638,331	184,635,475
Cost of sales	(145,416,829)	(183,722,704)	(164,972,448

Gross Margin	22,562,623	29,915,627	19,663,027
Administrative and selling expenses	(12,520,527)	(13,314,509)	(13,822,017)
Operating (loss) income… ……	10,042,096	16,601,118	5,841,010
Non-operating income and expenses, net	(9,556,519)	(3,822,366)	(11,889,916)
Income (loss) before income taxes and minority interest interest	485,577	12,778,752	(6,048,906)
Income taxes	914,670	507,797	4,273,722
Equity in participation on (loss) income of related companies, net	279,795	729,360	1,661,502
Income (loss) before minority interest	1,680,042	14,015,909	(113,682)
Minority interest	(628,547)	(1,160,674)	(1,008,829)
Income (loss) from continuing operations	1,051,495	12,855,235	(1,122,511)
Income (loss) from discontinued operations	14,377,800	23,704,784	22,868,497
Net (loss) income	15,429,295	36,560,019	21,745,986

Other comprehensive income (loss):
Loss on hedge of the foreign currency exposure of net investment in foreign operations	(15,650,807)	2,107,997	(17,216,035)
Cumulative translation adjustment	667,415	(75,016)	45,464
Comprehensive net (loss) income	445,903	38,593,000	4,575,415

Certain reclassifications would be made to the Chilean GAAP balance sheet in order to present Chilean GAAP amounts in accordance with presentation requirements under US GAAP.

The following are summarized balance sheets of the Company using a US GAAP presentation and amounts determined in accordance with US GAAP:

	As of December 31,
	2006	2007
	ThCh$	ThCh$

Current assets	245,277,729	94,690,298
Assets of disposal group	-	263,948,515
Property, plant, and equipment	343,405,683	185,011,040
Accumulated depreciation of property, plant and equipment	(191,619,452)	(102,145,508)
Property, plant, and equipment, net	151,786,231	82,865,532
Goodwill, net	22,713,863	2,196,995
Other assets	24,373,728	12,617,875
Total assets	444,151,551	456,319,215

Current liabilities	85,514,741	54,930,290
Liabilities of disposal group	-	94,860,869
Long-term liabilities	86,377,700	38,774,061
Minority interest	11,989,493	11,607,422
Shareholders’ equity	260,269,617	256,146,573
Total Liabilities and Shareholders’ equity	444,151,551	456,319,215

k)  Cash flow information

The statement of cash flow under Chilean GAAP differs in certain aspects from the presentation of the same statement under US GAAP, as follows:

	For the years ended December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Cash provided by operating activities under Chilean GAAP	11,378,524	6,350,889	15,139,568

Cash provided by operating activities under US GAAP	11,378,524	6,350,889	15,139,568

Cash provided by (used in) financing activities under Chilean GAAP	(4,470,632)	15,516,511	941,774

Cash provided by (used in) financing activities under US GAAP	(4,470,632)	15,516,511	941,774

Cash used in investing activities under Chilean GAAP	(12,655,587)	(11,200,876)	(23,528,002)
Purchase of time deposits and marketable securities	(267,700)	(609,571)	(780,804)
Sale of time deposits and marketable securities	-	267,700	601,688
Cash used in investing activities under US GAAP	(12,387,887)	(10,859,005)	(23,348,886)

Under US GAAP, cash and cash equivalents includes all highly liquid debt instruments purchased with a maturity of three months or less. The detail is a follows:

	As of December 31,
	2006	2007
	ThCh$	ThCh$

Cash in banks	5,083,958	10,410,066
Securities purchased under agreements to resell	13,150,142	-
Total	18,234,100	10,410,066

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

The accounting policies of each segment are as described in the Company’s summary of significant accounting policies (See Note 2). The following is a description of the four segments:

Wire and Cable

The Company produces and sells in Chile, Argentina, Peru and Brazil various wire and cable products designed to meet client needs in the telecommunications, energy, mining, construction and manufacturing industries. Wire and Cable products have certain generalized differentiating characteristics, such as single or multiple strand (wire), twisted strands (cable), bare or insulated, type of material used for insulation and magnetic or non-magnetic. This segment is expected to be sold during 2008 and presented as discontinued operations in accordance with SFAS 144 as detailed in Note 32, section 2.m below.

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

Flexible Packaging

The Company’s Flexible Packaging segment manufactures flexible packaging for use in the packaging of large scale consumer products, as well as aluminum foil and plastic wrap, for both commercial and home use. The Company has flexible packaging operations in Chile and Argentina. In Peru, the subsidiary Alusa also has a 50% interest in two Peruvian operations, Peruplast S.A. and Tech Pak S.A. that operate in that business. Financial information of these investees is not considered as part of segment data reviewed by the chief operating decision maker and consequently these investees are not included in the segment information presented below.

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

The Company presents segment information in accordance with Chilean GAAP. Disclosure of segment data and a reconciliation of the total amounts reported by reportable segments to the consolidated amounts in the financial statements are as follows:

	For the year ended December 31, 2005
	Wire and Cable	Brass Mills	Flexible Packaging	Aluminum	Unallocated	Elimination	Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Sales to external customers	232,536,782	87,624,095	48,422,686	32,193,218	-	-	400,776,781
Intersegment sales	29,429,902	12,437,251	-	-	-	(41,867,152)	-
Total revenues	261,966,684	100,061,346	48,422,686	32,193,218	-	(41,867,152)	400,776,781
Interest income	336,129	415,797	23,995	106,932	-	-	882,853
Interest expense	(5,667,218)	(3,292,827)	(435,683)	(867,463)	-	-	(10,263,191)
Income taxes	(2,261,132)	1,811,765	(349,701)	(809,335)	-	-	(1,608,403)
Equity participation in net income of related companies	28,418	-	279,795	-	-	-	308,213
Depreciation expense	6,102,310	2,745,883	2,434,012	1,046,622	-	-	12,328,827
Operating income	21,262,792	2,218,644	3,756,686	3,290,377	-	-	30,528,499

Investments in related companies	2,315,890	-	6,523,243	-	-	-	8,839,133
Identifiable assets at December 31, 2005	202,740,708	69,636,682	62,112,157	40,532,538	2,562,777	-	377,584,862
Capital expenditures	2,756,019	889,465	5,791,938	1,964,489	-	-	11,401,911

	For the year ended December 31, 2006
	Wire and Cable	Brass Mills	Flexible Packaging	Aluminum	Unallocated	Elimination	Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Sales to external customers	386,879,612	128,217,340	49,617,306	35,803,686	-	-	600,517,944
Intersegment sales	51,483,582	12,621,496	19,282	-	-	(64,124,359)	-
Total revenues	438,363,194	140,838,836	49,636,588	35,803,686	-	(64,124,359)	600,517,944
Interest income	1,041,323	546,917	60,557	71,958	2,903	-	1,723,658
Interest expense	(7,991,346)	(2,587,790)	(1,103,608)	(567,340)	(4,723)	-	(12,254,807)
Income taxes	(5,773,866)	1,271,837	(587,588)	(393,876)	(106,185)	-	(5,589,678)
Equity participation in net income of related companies	9,846	-	729,360	-	-	-	739,206
Depreciation expense	7,994,587	2,542,616	2,705,901	1,139,046	-	-	14,382,150
Operating income	36,839,999	10,518,127	5,154,239	3,084,035	-	-	55,596,400

Investments in related companies	2,284,106	-	7,311,660	-	-	-	9,595,766
Identifiable assets at December 31, 2006	239,298,977	84,114,535	69,886,028	41,926,895	12,397,242	-	447,623,677
Capital expenditures	4,612,358	552,607	7,100,440	3,128,888	-	-	15,394,293

	For the year ended December 31, 2007
	Wire and Cable	Brass Mills	Flexible Packaging	Aluminum	Unallocated	Elimination	Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Sales to external customers	411,846,738	103,032,211	89,000,333	35,131,726	-	-	639,011,008
Intersegment sales	78,209,907	14,971,335	50,875	-	-	(93,232,117)	-
Total revenues	490,056,645	118,003,546	89,051,208	35,131,726	-	(93,232,117)	639,011,008
Interest income	613,512	426,407	207,612	84,856	1,028,349	-	2,360,736
Interest expense	(8,582,920)	(814,817)	(1,969,990)	(600,359)	(868,921)	-	(12,837,007)
Income taxes	(3,991,495)	489,083	(1,433,269)	(184,615)	4,044,789	-	(1,075,507)
Equity participation in net income of related companies	(56,150)	-	-	-	-	-	(56,150)
Depreciation expense	7,245,513	2,490,301	4,756,225	1,293,013	-	-	15,785,052
Operating income	30,539,473	(1,360,723)	8,783,690	2,152,089	-	-	40,114,529

Investments in related companies	2,188,207	-	-	-	-	-	2,188,207
Identifiable assets at December 31, 2007	262,263,399	66,932,311	98,431,943	40,438,993	19,030,684	-	487,097,330
Capital expenditures	9,612,545	949,931	4,178,122	3,986,291	-	-	18,726,889

The following represents sales data for the years ended December 31, 2005, 2006 and 2007 and property, plant and equipment information by geographic area as of December 31, 2006 and 2007:

	Sales			Property, plant and equipment
	2005	2006	2007	2006	2007
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	183,997,259	281,773,634	250,270,144	81,790,016	80,234,507
Brazil	96,105,833	150,193,084	158,952,347	39,494,158	35,072,755
Argentina	57,689,624	42,208,466	47,655,051	25,440,704	21,178,199
Peru	62,984,065	126,342,760	159,943,462	12,171,704	27,184,806
Colombia	-	-	22,190,004	-	3,278,830
Total	400,776,781	600,517,944	639,011,008	158,896,582	166,949,097

m) Discontinued Operations

As described in Note 32 par. q) during 2005 the Company disposed substantially all of its assets of subsidiary Alufoil S.A. and during 2007 was signed a compromise agreement to sell the business unit to the wire and cable company Nexans SA that was accounted for as discontinued operations in accordance with SFAS 144, accordingly, amounts in the reconciliation of net income to US GAAP and the additional disclosure notes required under US GAAP for all periods shown, reflect discontinued accounting.

The following major classes of discontinued combined assets and combined liabilities included in the Madeco S.A. consolidated balance sheet under US GAAP:

	As of December 31,
	2006	2007
	ThCh$	ThCh$

Current assets	130,065,118	164,527,960
Property, plant, and equipment	157,749,312	147,904,145
Accumulated depreciation of property, plant and equipment	(91,650,693)	(83,550,412)
Property, plant, and equipment, net	66,098,619	64,353,733
Goodwill, net	20,406,839	18,866,391
Other assets	6,421,934	16,200,431
Total assets	222,992,510	263,948,515

Current liabilities	52,271,915	66,540,700
Long-term liabilities	30,732,006	25,501,707
Minority interest	1,401,223	2,818,462
Shareholders’ equity	138,587,366	169,087,646
Total liabilities and shareholders’ equity	222,992,510	263,948,515

The following major classes of revenues and expenses are included in the Madeco S.A. consolidated income statement under US GAAP, presented net of taxes as discontinued operations:

	For the years ended December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Sales	232,797,332	386,879,613	411,846,738
Costs of sales	(199,783,200)	(332,384,583)	(363,446,316)
Gross Margin	33,014,132	54,495,030	48,400,422
Administrative and selling expenses	(14,177,120)	(17,819,149)	(19,332,589)
Operating income… ……	18,837,012	36,675,881	29,067,833
Non-operating income and expenses, net	(2,438,896)	(6,965,296)	(2,246,861)
Net income before income taxes and minority interest	16,398,116	29,710,585	26,820,972
Income taxes	(1,815,682)	(5,468,012)	(3,191,563)
Equity in participation on income of related companies...	28,418	9,846	(56,150)
Income before minority interest	14,610,852	24,252,419	23,573,259
Minority interest	(233,052)	(547,635)	(704,762)
Net income from discontinued operations	14,377,800	23,704,784	22,868,497

n)  Recent accounting pronouncements

(i) In September 2006, the FASB issued Statement of Financial Accounting Standards No, 157, "Fair Value Measurements". This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that will result from the adoption of SFAS 157.

(ii) In February 2007, the FASB issued Statement of Financial Accounting Standards No, 159, "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS No. 159 permits measurement of recognized financial assets and liabilities at fair value with some exceptions, Changes in the fair value of items for which the fair value option is elected should be recognized in income or loss, The election to measure eligible items at fair value is irrevocable and can only be made at defined election dates or events, generally on an instrument by instrument basis. Items for which the fair value option is elected should be separately presented or be parenthetically disclosed in the statement of financial position. SFAS No, 159 also requires significant new disclosures that apply for interim and annual financial statements. SFAS No. 159 will be effective for fiscal years beginning after November 15, 2007 with earlier adoption permitted, if certain conditions are met. The Company does not expect the result of adopting SFAS No. 159 to be material to the consolidated financial statements.

(iii)  In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combinations”. SFAS 141 (R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. SFAS 141 (R) will be applied to future business combinations, if any, consummated by the Company.

(iv) In December 2007, the FASB issued SFAS No. 160 “Noncontrolling interests in Consolidated Financial Statements – an amendment of ARB No. 51”. SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent's equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is in the process of evaluating the financial impact of adopting SFAS 160.

(v) In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities”. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is in the process of evaluating the financial impact of adopting SFAS 161.

(vi) On August 28, 2007, the SVS issued an official announcement with respect to the adoption of International Financial Reporting Standards (IFRS) in Chile. According to this announcement, the Company will have to adopt IFRS as of January 1, 2009 or 2010. The Company is in the process of defining a convergence plan, and is currently evaluating the impacts that the application of IFRS will have on the financial statements.

go to Table of Contents

Go to ACFS index