Form 20-F
period 2008-12-31
MADECO SA
filed 2009-07-01
CIK 899296

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

San Francisco 4760, Santiago, Chile

(Address of principal executive offices)

José Luis Valdés M.; Tel: +(56 2) 520-1388; ir@madeco.cl; San Francisco 4760, Santiago, Chile

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

Yes [x] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [x ] No [ ]

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

ITEM 12. Description of Securities Other than Equity Securities

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

ITEM 14. Material Modifications of the Rights of Security Holders and Use of Proceeds

ITEM 15. Controls and Procedures

ITEM 16.

PART III

ITEM 17. Financial Statements

ITEM 18. Financial Statements

ITEM 19. Exhibits

PRESENTATION OF INFORMATION

Go to Table of Contents

Madeco S.A. is a sociedad anónima abierta (open stock corporation) organized under the laws of the Republic of Chile (“Chile”). In this Annual Report on Form 20-F (the “Annual Report”), unless otherwise specified, all references to “Madeco” or the “Company” are to Madeco S.A., together with its consolidated subsidiaries, and references to “Madeco Chile” include only Madeco S.A. The fiscal year for the Company ends on December 31 of each year. Madeco prepares its financial statements in Chilean pesos (Ch$) and in conformity with Chilean generally accepted accounting principles, or “Chilean GAAP”(1). Chilean GAAP as applied to Madeco differs in certain important respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). See Note 35 to Madeco’s audited consolidated financial statements (together with the notes thereto, the “Consolidated Financial Statements”) for the years ended December 31, 2006, 2007 and 2008 (with the exception of the Balance Sheet, which is included only as of December 31, 2007 and 2008), contained elsewhere in this Annual Report, for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income or loss and total shareholders’ equity for the periods and as of the dates therein indicated. Unless otherwise specified, financial data for all periods included in the Consolidated Financial Statements and elsewhere throughout this Annual Report have been restated in constant Chilean pesos as of December 31, 2008 (which is further explained in Note 2 to the Consolidated Financial Statements). For clarity of presentation, certain amounts represented in U.S. dollars and Chilean pesos, as well as percentages, have been rounded. As a result, certain totals may not directly reflect the sum of their components.

(1On January 1st, 2009, the Company implemented the International Financial Reporting Standards or IFRS, in accordance with new regulations adopted by the Chilean Superintendence of Securities and Insurances (S.V.S.)

Madeco’s operations are organized into three business units: Brass Mills, Flexible Packaging and Profiles. The following table sets forth the divisions within each business unit as well as the countries where Madeco maintains operations for each respective business:

Business Unit	Divisions	Countries of Operations
Brass Mills	Pipes, Bars and Sheets (“PBS”) Coins and Sheets	Chile and Argentina Chile
Flexible Packaging	N/A	Chile, Argentina and Peru
Profiles	Profiles PVC Profiles	Chile Chile

In September 2008, Madeco closed the sale of its Wire & Cable unit and unless otherwise stated, all information in this Annual Report for 2008 excludes the operations of the Wire & Cable unit. See “Item 4. Information on the Company – History and Development of the Company — History”.

To facilitate an understanding of the Company’s activities and performance, information for a business unit may be presented by division. In each division, exports are defined as sales to customers in countries where Madeco does not conduct operations for the corresponding business.

The Company uses the metric system of weights and measures in calculating its operating and financial data. A conversion table of the most common metric units used by the Company and their U.S. equivalent units is set forth below:

1 kilometer = 0.6214 miles	1 mile = 1.6093 kilometers
1 meter = 3.2808 feet	1 foot = 0.3048 meters
1 kilogram = 2.2046 pounds	1 pound = 0.4536 kilograms
1 ton = 2,204.6 pounds

This Annual Report contains various estimates by the Company of industry size, market share data and related sales volume information. These estimates are based principally on the Company’s analysis of available information, which includes: (i) the Company’s internal production and sales data; (ii) import and export reports made available by customs authorities; (iii) copper sales reports from Corporación Chilena del Cobre (the Chilean Copper Corporation, or “Cochilco”); (iv) import and export reports from central banks of the countries where the Company has operations; (v) sales information filed publicly by some of the Company’s competitors; and (vi) information informally obtained from market participants and the Company’s suppliers. No third parties or other independent companies have provided estimates or confirmed the Company’s market share calculations and estimates. Sources that use methodologies, which are not identical to the Company’s, may produce different results.

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

  changes in estimates relating to the Company’s capital expenditures plan;
  changes in the Company’s “cost-plus” pricing policy;
  increased competition;
  changes in dividends;
  economic developments in Argentina and other Latin America countries;
  political developments in Latin America; and
  developments in domestic and international markets.
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

REQUESTS FOR INFORMATION

Go to Table of Contents

Written requests for copies of this Annual Report should be directed to Madeco S.A., San Francisco 4760, San Miguel, Santiago, Chile, Attention: Investor Relations. Facsimile requests may be directed to (56-2) 520-1158. Telephone requests may be directed to (56-2) 520-1388. E-mail requests may be directed to ir@madeco.cl. Additional information about the Company and its products can be found at http://www.madeco.cl/ingles. The contents of this website are not incorporated into this Annual Report.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisers

Go to Table of Contents

Not applicable

ITEM 2. Offer Statistics and Expected Timetable

Go to Table of Contents

Not applicable

ITEM 3. Key Information

Go to Table of Contents

Selected Financial Data

The following table presents selected consolidated financial information for the Company as of the dates and for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements of the Company included elsewhere in this Annual Report. The Consolidated Financial Statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. Note 35 to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company and includes a reconciliation of net income or loss for the years ended December 31, 2006, 2007 and 2008 and shareholders’ equity as of December 31, 2007 and 2008 to U.S. GAAP. For clarity of presentation, certain amounts represented in U.S. dollars and Chilean pesos, as well as percentages, have been rounded. As a result, certain totals may not directly reflect the sum of their components.

Financial information as of and for the years ended December 31, 2004, 2005, 2006, 2007 and 2008 is presented below in constant pesos as of December 31, 2008.

	Year ended December 31,
	2004	2005	2006	2007	2008
	(in millions of constant Ch$ as of December 31, 2008)(1)
Income Statement Data (Chilean GAAP)
Net sales	400,876	436,446	653,964	695,883	692,958
Operating income	31,146	33,246	60,544	43,685	40,014
Non-operating income	2,990	4,068	2,818	3,461	166,678
Non-operating expense	(20,372)	(17,073)	(18,694)	(18,015)	(63,560)
Price-level restatement and currency translation	(310)	(3,286)	(1,488)	(3,044)	(2,769)
Income tax	(1,908)	(1,752)	(6,087)	(1,171)	(39,709)
Net income (loss)	10,531	14,347	35,326	21,410	97,184
	Year ended December 31,
	2004	2005	2006	2007	2008
	(in millions of constant Ch$ as of December 31, 2008) (1)
Income Statement Data (U.S. GAAP)
Net sales	188,765	182,929	232,652	201,068	193,527
Operating income (loss)	13,332	10,936	18,078	6,361	(508)
Non-operating income and expenses	(3,671)	(10,408)	(4,162)	(12,948)	(28,121)
Income taxes	(1,343)	996	553	4,654	253
Income (loss) from continuing operations	6,208	1,145	13,999	(1,222)	(27,451)
Income (loss) from discontinued operations(2)	5,398	15,658	25,815	24,904	100,628
Net income (loss) ……………………………….	11,607	16,802	39,814	23,681	73,176

Per share (Chilean GAAP)
Number of shares as of December 31 (in thousands)	4,441,193	5,348,390	5,541,193	5,661,193	5,661,193
Number of shares, weighted average (in thousands)	4,221,196	4,537,185	5,471,995	5,558,289	5,661,193
Net income (loss) per share	2.37	2.68	6.38	3.78	17.17
Net income (loss) per share, weighted average	2.49	3.16	6.45	3.86	17.17
Dividend per share in Ch$	-	-	-	2.65	15.00
Dividend per ADS in US$ (3)	-	-	-	0.56	2.58

Per share (U.S. GAAP)
Earnings (loss) per share from continuing operations (US GAAP)	1.40	0.21	2.53	(0.22)	(4.85)
Earnings (loss) per share from discontinued operations (US GAAP)	1.22	2.93	4.66	4.40	17.78
Net earnings (loss) per share (US GAAP)	2.61	3.14	7.19	4.18	12.93
Net earnings (loss) per share (US GAAP), weighted average	2.75	3.70	7.27	4.26	12.93

Balance Sheet Data (Chilean GAAP)
Current assets	187,127	189,777	271,676	309,953	302,631
Fixed assets	185,901	172,989	173,038	181,808	115,535
Total assets	424,227	411,190	487,462	530,449	551,642
Current liabilities	78,699	82,983	93,852	143,175	76,244
Long-term liabilities	136,644	70,764	85,982	75,333	34,668
Total liabilities	215,343	153,747	179,834	218,508	110,912
Interest bearing debt	136,644	70,764	85,983	75,333	34,667
Minority interest	12,782	12,188	13,413	24,561	25,551
Total Shareholders’ equity	196,102	245,254	294,215	287,380	415,179

Balance Sheet Data (U.S. GAAP)
Current assets ……………………………	81,435	79,122	276,388	390,558	274,340
Property, plant and equipment, net ………	83,650	80,546	93,314	90,241	86,990
Other long-term assets …	167,856	178,943	22,062	16,133	121,383
Total assets ...	332,942	338,611	391,764	496,932	482,713
Current liabilities …………………………	32,292	44,585	36,202	163,123	93,238
Long-term liabilities ………………………	112,097	53,626	60,598	42,225	23,756
Total liabilities …………………………...	144,389	98,210	96,800	205,348	116,995
Interest bearing debt …………………….	119,574	68,618	72,401	113,102	60,698
Minority interest	10,507	10,336	11,530	12,640	13,110
Total Shareholders’ equity …	178,046	230,065	283,434	278,944	352,607

(1) Except for per share data, which is presented in constant Ch$ as of December 31, 2008.

(2) “Note 35, (j)” to the Consolidated Financial Statements provides disclosure regarding discontinued operations. See also “Item 4. Information on the Company – Nexans”, for additional information.

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

The “Dólar Observado” (the "Observed Exchange Rate"), which is reported by the Chilean Central Bank and published daily in the Chilean newspapers, is computed by taking the weighted average of the previous business day’s transactions on the Formal Exchange Market. On September 2, 1999, the Chilean Central Bank eliminated the range within which the Observed Exchange Rate could fluctuate, in order to provide greater flexibility in the exchange market. Nevertheless, the Chilean Central Bank has the power to intervene by buying or selling foreign currency on the Formal Exchange Market in an attempt to maintain the Observed Exchange Rate within a desired range.

The Informal Exchange Market reflects transactions carried out at an informal exchange rate ("the Informal Exchange Rate"). There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate.

Since 1993, the Observed Exchange Rate and the Informal Exchange Rate have typically been less than 1% from one another. On May 29, 2009, the average exchange rate in the Informal Exchange Market was Ch$560.80 per U.S. dollar and the U.S. dollar Observed Exchange Rate was Ch$560.58 per U.S. dollar.

The following table sets forth the low, high, average and period-end Observed Exchange Rates for U.S. dollars for each of the indicated periods starting in 2003 as reported by the Central Bank the following day. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Daily Observed Exchange Rate (Ch$ per US$)
Period	Low (1)	High (1)	Average (2)	Period – end(1)
2004	557.40	649.45	609.41	557.40
2005	509.70	592.75	559.68	512.50
2006	511.44	549.63	530.34	532.39
2007	493.14	548.67	522.55	496.89
2008	431.22	676.75	522.35	636.45
December 2008	625.59	674.83	647.91	636.45
January 2009	610.09	643.87	622.09	617.10
February 2009	583.32	623.87	605.10	599.04
March 2009	572.39	614.85	592.21	583.26
April 2009	575.12	601.04	583.03	580.10
May-2009	558.95	573.55	564.69	560.58

_____________________

Source: Central Bank of Chile

(1) Rates shown are the low, high and period-end observed exchange rates, on a day-by-day basis, for each period.

(2) The average of monthly average rates during the period reported.

Madeco’s international activities include operations in Argentina and Peru. Beginning in the 1990’s, Argentina maintained fixed exchange rates. However, in 1999 and 2002, the Argentine central bank allowed its currency to float freely against the U.S. dollar. In Peru, there have not been restrictions on a company’s ability to convert Peruvian currency into U.S. dollars, nor any associated fixed exchange rates since the 1990s. There can be no assurance that the countries where the Company has operations or interests will maintain their current currency exchange policies.

References to “ARS$” and “S$”, are to Argentine pesos and Peruvian nuevos soles, respectively. While results of the Company’s foreign operations are converted to Chilean pesos on a periodic (daily, weekly or monthly) basis, low, high, average and year-end Argentine peso and Peruvian nuevo sol exchange rates for 2008 have been included below for reference:

	Peruvian Nuevo Sol		Argentinean Peso
	In Ch$ (1)	In US$	In Ch$ (1)	In US$
Low (2)	162.03	0.3713	184.37	0.3318
High (2)	193.31	0.3165	191.99	0.2884
Average (3)	178.54	0.3418	165.30	0.3165
Year-End(2)	202.56	0.3183	184.37	0.2897

Source: Central Banks of Chile, Argentina and Peru.

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

Reason for the Offer and Use of Proceeds

Not applicable

Risk Factors

The Company is subject to various changing competitive, economic, political, social and other risks and conditions, some of which are described below:

Our Business is Concentrated in Chile. The Company is engaged in its three businesses in Chile: Brass Mills, Flexible Packaging and Profiles. For the year ended December 31, 2008, the Company had Ch$460,894 million, or 83.6% of its property, plant and equipment in Chile, and derived 59.5% of its revenues (excluding the sales of the Wire & Cable unit) or 37.4% of its revenues (including the sales of the Wire & Cable unit) from its Chilean operations. Consequently, the Company’s results of operations and financial condition are largely dependent on the overall level of economic activity in Chile. According to the Central Bank of Chile’s 2009 statistics, the Chilean economy has had GDP growth rates of 6.0%, 5.6%, 4.6%, 4.7% and 3.2% for the years 2004, 2005, 2006, 2007 and 2008, respectively. There can be no assurance that economic growth in Chile will continue in the future.. Some of the factors that would be likely to have an adverse effect on the Company’s business and results of operations include future downturns in the Chilean economy, a return to the high inflation experienced by Chile in the 1970s and a devaluation of the Chilean peso relative to the U.S. dollar.

Effects of Argentine Gas Supply Restrictions and Price Increases on Chilean Operations. Chile is dependent on foreign supply of energy sources such as oil, natural gas and fuel derivatives. Since 2003, the Argentine government has restricted gas exports to Chile due to supply problems in Argentina. This has affected the supply of energy to Chilean industries. The reduction in gas supply may affect the Company’s operations. While the Company has access to alternative energy sources, such as liquid gas or diesel oil, which reduce the impact of the restrictions imposed on the Company, the cost of such sources has been higher than natural gas and there can be no assurance that the Company will be able to increase its selling prices in response to this potential cost increase. In addition, there can be no assurance that gas prices will not continue to rise. Therefore, any additional cost increase from the use of gas and alternative energy sources could have an adverse effect on the Company’s financial condition and results of operations. Despite the restrictions mentioned before, the adverse dependence effect may decline after a new plant of Natural liquid Gas begins its operations in the second half of the year 2009 (project related to BG Group) .

Developments in the Region May Affect the Company. Although the Company’s principal businesses are in Chile, Madeco also maintains substantial assets and derives significant revenues from its operations in Argentina and Peru (before the sale of its Wire & Cable unit in September 2008, the Company also maintained facilities in Brazil and Colombia). For the year ended December 31, 2008, the Company had Ch$1,203 million, or, 0.2% of its property, plant and equipment in Brazil (assets for disposal), and derived 0.0% of its revenues (excluding the sales of the Wire & Cable unit) or 24.1% of its revenues (including the sales of the Wire & Cable unit) from its Brazilian operations. In the case of Argentina, the Company had Ch$38,380 million, or 7.0% of its property, plant and equipment in Argentina, and derived 15.8% of its revenues (excluding the sales of the Wire & Cable unit) or 8.2% of its revenues (including the sales of the Wire & Cable unit) from its Argentine operations. The Company had not operations in Colombia by the end of the year, but derived 3.1% of its revenues if the sales of the Wire & Cable are included. In the case of Peru, the Company had Ch$51,161 million, or 9.3% of its property, plant and equipment in Peru, and derived 24.7% of its revenues (excluding the sales of the Wire & Cable unit) or 27.1% of its revenues (including the sales of the Wire & Cable unit) from its Peruvian operations.

In recent years, Argentina suffered an economic recession which culminated in a political and economic crisis with significant currency devaluation in early 2002. The Argentine economy has since stabilized as a result of measures adopted by the Argentine government, including restrictions on bank deposits and withdrawals, exchange controls, suspension of payments of external debt and the abrogation of Argentine peso convertibility. The economic recession and crisis materially affected Madeco, requiring the Company to close the majority of its operations in Argentina. In 2003, economic activity recovered across all sectors of the Argentine economy, and as a result, Madeco reopened certain of its operations at limited capacity. In 2007 and 2008, the Argentine economy grew by 8.6% and 7.0%, respectively. Although Argentina’s economy has improved, the country’s economic environment and political stability remain fragile.

The Peruvian economy continues to develop at a steady pace. Economic growth is likely to continue, as the country profits from increased demand for commodities in the global economy. In 2007 and 2008, the Peruvian economy grew by 9.0% and 9.8%, respectively, as a result of strong domestic demand which outpaced GDP growth.

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

Market and Exchange Rate Volatility of Nexans Investment In accordance with the implementation of IFRS the investment in Nexans was recognized as an financial investment. Stock market and/or exchange rate volatility may adversely affect the value of this investment. If the Company’s management has sufficient evidence of deterioration in either market value or exchange rate an impairment may be applied to Nexans investment, reducing its value and could have a material adverse effect on the Company’s financial condition.

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

The Company is Controlled by One Majority Shareholder, whose Interests May Differ from Minority Shareholders. As of March 31, 2009, the Quiñenco Group owned 47.7% of the Company’s shares. Accordingly, the Quiñenco Group has the power to control the election of the majority of members of the Company’s board of directors (the “Board of Directors” or the “Board”) and its interests may differ from the interests of other holders of the Company’s shares. The Quiñenco Group has a significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval (and according to Rule 18.046 Ley de Sociedades Anónimas, Chilean Corporations Law), including mergers, consolidations, the sale of substantial Madeco's assets and going-private transactions, and also the power to prevent or cause a change in control.

A failure in our information technology infrastructure or applications could negatively affect our business. The Company depends on information technology to record customer’s orders, manufacture and ship products in a timely manner, and maintain the financial accuracy of our business records. Madeco is in the process of developing and implementing a global Enterprise Resource Planning (ERP) system that will redesign and organize new processes and a common information system in the Flexible Packaging and Profiles units over the upcoming years (which has already been implemented in the Brass Mills unit). There can be no assurance that this system will deliver the expected benefits. The failure to achieve this system implementation may impact our ability to process transactions accurately and efficiently, and remain in line with the changing needs of the trade, which could result in the loss of sales and/or customers. In addition, the failure to either deliver the application on time, or anticipate the necessary readiness and training needs, could lead to business disruptions and loss of customers and revenue. Finally, malfunction or abandonment of the ERP system could result in a write-off of part or all of the costs that have been capitalized on the implementation plan.

We May Be Subject to the Registration Requirements of the Investment Company Act. The Company may be deemed to be an investment company under the United States Investment Company Act of 1940, as amended (the “Investment Company Act”) and suffer adverse consequences as a result. A company may, among other reasons, be deemed to be an investment company if it owns investment securities with a value exceeding 40% of its total assets, subject to certain exclusions. The Company consummated the sale of its Wire & Cable business unit to Nexans for 2,500,000 shares of Nexans’ capital stock and cash, as disclosed elsewhere in this Annual Report. The Nexans stock as well as any investments the Company may make with the cash proceeds received from the sale may constitute investment securities under the Investment Company Act. These investment securities could exceed 40% of the Company’s total assets. If this were to occur, and an exclusion from registration or a safe harbor were not available to the Company, the Company may be deemed an investment company and be subject to the registration requirements of the Investment Company Act. If the Company is required to register and does not register, it will be prohibited from issuing securities and accessing the U.S. capital or bank markets unless it took action to reduce its investment securities as a percentage of its total assets.

Although the Company Believes it May Be a Passive Foreign Investment Company (a “PFIC”) for its Current Taxable Year Ending December 31, 2009, this Conclusion is Subject to Some Uncertainty. The Company believes that it may also have been a PFIC for its taxable year ending December 31, 2008. Even if it was not previously a PFIC, the Company may be a PFIC now that it has concluded the sale of its Wire & Cable business unit to Nexans, as disclosed elsewhere in this Annual Report. In general, the Company will be a PFIC if either (i) at least 75% of the gross income of the Company for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of the Company’s assets is attributable to assets that produce or are held for the production of passive income. Cash and investment securities are passive assets. If the Company owns less than 25% by value of the stock of another corporation, that stock will constitute a passive asset. If the Company is treated as a PFIC, a U.S. Holder may be subject to materially adverse tax treatment with respect to gain realized on the sale or other disposition of shares or ADSs or certain “excess distributions”. Although a U.S. holder of shares or ADSs in a PFIC can sometimes avoid the rules described above by electing to treat the company as a “qualified electing fund”, the Company does not intend to comply with the requirements necessary to permit a U.S. Holder to make this election. A U.S. Holder may be able to make a mark-to-market election if the Company’s stock is treated as regularly traded on a registered national securities exchange or other exchange to the extent permitted by the Internal Revenue Service, or “IRS”. See “Taxation—United States Tax Considerations”. U.S. Holders are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of holding shares or ADSs if the Company is or becomes a PFIC.

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

A devaluation of the Argentine or Peruvian currencies versus the U.S. dollar would also reduce the Company’s earnings in Chilean pesos and therefore the earnings reported in U.S. dollars.

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

In the event the Company fails to meet any of the continued listing requirements of the New York Stock Exchange, or “NYSE”, the Company’s ADSs may become subject to delisting at the option of NYSE. In 2002, the Company was not in compliance with NYSE’s minimum security price and minimum market capitalization continued listing requirements. On June 21, 2003, the Company regained compliance with both the minimum security price and the minimum market capitalization requirements. The Company has maintained its compliance status during 2007 and for the first quarter of 2008. There can be no assurance that the Company will continue to meet the NYSE continued listing requirements in the future. See “Item 9. The Offer and Listing — Offer and Listing Details”.

Copper Supply and Price Levels. Copper is one of the primary raw materials used by the Company, and the Company’s results of operations are heavily dependent on its ability to buy an adequate supply of copper. Prices for copper are affected by numerous factors outside the Company’s control and have historically fluctuated greatly.

The Corporación Chilena del Cobre (Chilean Copper Corporation, “Cochilco”), a governmental entity, guarantees and regulates the supply of copper to all domestic copper manufacturers in Chile according to the Ley de Reserva del Cobre, or the Copper Reserve Law. On an annual basis, all Chilean copper purchasers must inform Cochilco of their estimated copper requirements for the upcoming year. Cochilco assigns the domestic copper demand to the various mining companies and establishes conditions for the sale of copper including price levels, which reflect London Metal Exchange (“LME”) prices adjusted for reduced transportation and related insurance costs. Cochilco establishes the terms of the annual copper supply contracts between the copper producers and manufacturers such as the Company. Under this current system, copper purchases are made on a monthly basis, and payments are required prior to delivery. Over the past 10 years, the Company has not experienced any difficulty in obtaining adequate supplies of copper at satisfactory prices under these arrangements. There can be no assurances, however, that the Company will continue to obtain its required copper at satisfactory prices, if at all.

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

There is also risk exposure associated with the copper and aluminum inventories that kept by the Company exclusively for the fabrication of its products and are not hedged. Sharp drops in prices for these raw materials can cause the Company significant losses in its financial statements due to lower inventory value.

Company earnings can also be negatively affected by reductions in prices for copper and aluminum due to the difficulty in passing on the higher purchase prices of current metal inventories to customers. In addition, there could be a decline in demand as customers wait for lower prices before issuing their purchase orders. The historical prices of these metals have experienced wide fluctuations, which are influenced by a great number of factors beyond the Company’s control.

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

The Final Purchase Price Nexans Will Pay for Madeco’s Wire Cable Unit is Uncertain. On September 30, 2008 the company concluded the sale of its Wire & Cable unit’s assets to Nexans. Pursuant to the terms of the Purchase Agreement, Madeco received in exchange a US$393 million cash payment (US$448 million minus minority interest, working capital and financial debt) plus 2.5 million shares of Nexans stock (with an approximate market value of US$218 million, representing 8.9% of Nexans’ share capital). The amount of the cash payment was subject to adjustment to reflect any differences between the pro-forma financial statements as of September 30, 2008, and the accounting books at the end of the same period. In order to fund such adjustment, Madeco opened an escrow account of US$37 million for the benefit of Nexans. On November 12, 2008, Nexans sent a letter to Madeco summarizing the accounts, as of September 30, 2008, of the companies sold and providing Nexans’ estimate of the necessary adjustment to the cash payment amount. Madeco responded with a letter dated November 26, 2008, expressing its disagreement with respect to the amounts held in the accounts, as well as the basis for determining those amounts, and therefore to Nexans’ estimate of the necessary adjustment to the cash payment. If differences persist, the materials in question should be submitted to arbitration and resolution of External Auditors pursuant to conditions stablished on the purchase agreement. Due to these external factors Madeco cannot state with any level of certainty a final transaction price.

Madeco Expects to Delist its ADS from The New York Stock Exchange and May Deregister Under the Exchange Act. Due to the high cost of complying with U.S. reporting obligations and small percentage of Madeco’s outstanding shares that are held as ADSs on The New York Stock Exchange and the low number of U.S. holders of Madeco’s ADSs, Madeco’s Board of Directors resolved on June 22, 2009 to delist its ADSs from The New York Stock Exchange and to deregister Madeco under the Exchange Act if it meets the criteria for deregistration set forth by the U.S. Securities and Exchange Commission. Madeco expects that the liquidity of its ADSs will decrease as a result of the delisting and if it deregisters investors will have less information about the company available to it. Madeco intends to maintain its listing on the Chilean stock exchange and to provide the information and disclosure required under Chilean law.

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

ITEM 4. Information on the Company

Go to Table of Contents

History and Development of the Company

General

Madeco S.A. (formerly known as “Manufacturas de Cobre S.A., Madeco”), was incorporated in the Republic of Chile in 1944 as a sociedad anónima abierta, or open stock corporation, and operates under the laws of Chile. The Company also has operations in Argentina and Peru. Prior to the sale of its Wire & Cable unit, the Company also had operations in Brazil and Colombia.

The Company’s head office and principal business address is located at San Francisco 4760, San Miguel, Santiago, Chile. The telephone number at the Company’s head office is (56-2) 520-1000, and the facsimile number is (56-2) 520-1158. Its authorized representative in the United States is CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, NY 10011, U.S.A. CT Corporation’s phone number is (1-212) 894-8500.

Madeco’s operations are organized into three principal operating segments or business units based on production processes. The Company’s current business units are:

h Flexible Packaging;

h Brass Mills; and

h Profiles.

Madeco’s principal products include:

h In the Flexible Packaging business: rotogravure and flexo laminated flexible packaging (plastics, foil, paper);

h In the Brass Mills business: pipes, sheets, coils, busbars, bars and coin blanks made from copper, aluminum and related alloys; and

h In the Profiles business: extruded profiles used mainly in residential and non- residential construction (windows and patio doors, curtain walls), and diverse industrial applications. In 2008, the Company began the production and commercialization of PVC profiles.

In 2008, the Company’s consolidated net revenues amounted to Ch$692,958 million, of which 63.1% was derived from Madeco’s sold Wire & Cable unit, 18.8% from the Flexible Packaging unit, 12.8% from the Brass Mills unit and 5.3% from the Profiles unit.

History

Madeco S.A. was incorporated as an open stock corporation in Chile in 1944 and has expanded over the years into Latin America. Today, the Company is a leading regional manufacturer of finished and semi-finished non-ferrous products based on copper, aluminum and related alloys as well as a manufacturer of flexible packaging products for use in the mass consumer market for food, snacks and cosmetics products.

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

In 1987, Colada Continua Chilena S.A. was created in Chile in order to ensure the production and delivery of the Company’s principal raw material for wire and cable production, copper rod.

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

In May 2004, the C Series Bonds were paid (UF1.4 million) and in December the A Series Bonds were paid (UF1.9 million). A capital increase of Ch$10,240 million (historic value, approximately US$16.1 million) was completed by placing 321 million shares in the Chilean Stock Market.

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

In July 2005, Ficap began operating on the SAP system. In September 2005, Madeco prepaid all the Credit Rescheduling Agreements subscribed by the Company with its creditor banks on December 18, 2002. In November, the Company launched a successful capital increase, raising approximately Ch$43,565 million (historic value, approximately US$84 million), which was used to pay debt. In addition, in the same month, the Argentine subsidiary Decker-Indelqui won public bids to supply over Ch$7,779 million (historic value, approximately US$15 million) of aluminum transmission cables.

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

On November 8, 2007, Mr. Tiberio Dall’Olio and Julio Córdoba exercised their individual stock options right and purchased 100,000,000 and 20,000,000 shares, respectively. As the five year term, which was established at the Extraordinary Shareholders’ Meeting held in 2002, within which to exercise any stock options granted pursuant to compensation plans has expired, there are no such stock options outstanding. For further information about the compensation plans, see “Item 6. Directors, Senior Management and Employees – Senior Management – Compensation”.

On November 15, 2007, Madeco and the French cable manufacturing company, Nexans, entered into a framework agreement whereby Madeco would transfer its Wire & Cable unit´s assets located in Colombia, Peru, Brazil, Argentina and Chile, to Nexans, in exchange for a cash payment of Ch$227,024 million (historic value) or US$448 million, and 2.5 million shares of Nexans’ stock (approximately an 8.9% shareholding in Nexans).

By the end of November 2007, the Board, in order to facilitate the reorganization of the Company, agreed to the creation of three new subsidiaries (closely-held corporations) to be held 100% directly and indirectly by the Company. The first was created to be related to the Wire & Cable business, the second was related to the Brass Mills business, and the third was created as an investment subsidiary. Each of these companies was formed with 100 shares of no par value and initial capital of Ch$1,000,000. This capital will be increased once each units’ investments and/or assets are contributed, as determined by the Board in accordance with current legislation.

The Company’s Board, at its meeting held on December 18, 2007, and in accordance with Circular 660 of the Superintendency of Securities and Insurance, agreed to distribute an interim dividend of Ch$2.65 per share as a charge to net income for 2007. This dividend was paid on January 18, 2008 to all shareholders of the Company as recorded on the Company’s official registrar on January 12, 2008.

On February 21, 2008, after having extended by mutual agreement the initial term set in the framework agreement and having satisfactorily completed the diligence process, Madeco and Nexans signed the final transfer agreement of the Wire & Cable assets.

On April 23, 2008, the Company’s ordinary board meeting held on April 23 agreed to carry out definitively the sale of the Wire & Cable business of Madeco S.A. to the company Nexans. Its intention is to propose to the next ordinary shareholders meeting, to be held in the first months of 2009, the distribution of a dividend equivalent to 76% of the Company’s net income, subject to this not exceeding US$165 million.

On September 30, 2008 the company concluded the sale of its Wire & Cable unit’s assets to Nexans. Pursuant to the terms of the Purchase Agreement, Madeco received in exchange a US$393 million cash payment (US$448 million minus minority interest, working capital and financial debt) plus 2.5 million shares of Nexans common stock (with an approximate market value of US$218 million, representing 8.9% of Nexan’s share capital). The amount of the cash payment was subject to adjustment to reflect any differences between the pro-forma financial statements as of September 30, 2008, and the accounting books at the end of the same period. In order to fund such adjustment, Madeco opened an escrow account of US$37 million for the benefit of Nexans. On November 12, 2008, Nexans sent a letter to Madeco summarizing the accounts, as of September 30, 2008, of the companies sold and providing Nexans’ estimate of the necessary adjustment to the cash payment amount. Madeco responded with a letter dated November 26, 2008, expressing its disagreement with respect to the amounts held in the accounts, as well as the basis for determining those amounts, and therefore to Nexans’ estimate of the necessary adjustment to the cash payment. If differences persist, the materials in question should be submitted to arbitration and resolution of External Auditors pursuant to conditions stablished on the purchase agreement. Due to these external factors Madeco cannot state with any level of certainty a final transaction price.

On October 22, 2008, the Board accepted the resignation of Tiberio Dall’Olio from his position as the Chief Executive Officer of Madeco S.A. (effective October 31, 2008). As his replacement, the Board agreed to appoint Cristian Montes Lahaye as the chief executive officer of the Company (effective November 1, 2008). Mr. Montes Lahaye, was previously the Company’s Chief Financial Officer and the Chief Executive Officer of Alusa S.A.

As part of the restructuring process the Company changed its domicile in early December 2008 from Ureta Cox Street 930 to San Francisco Street 4760, both in the district of San Miguel. The new domicile is where Madeco’s Brass Mills plant operates.

In early March 2009, the Company appointed Mr. Nicolás Burr as the corporate Chief Financial Officer of Madeco. This position had been vacant since Mr. Cristián Montes replaced Mr. Tiberio Dall’Olio as Chief Executive Officer of Company.

On April 3, 2009 Madeco paid a dividend of Ch$15 per share (equivalent to US$2.02 per ADS), as agreed at the Shareholders’ Meeting held on March 25, 2009. This dividend derived from the ordinary net income for the year 2008 and the extra gain obtained through the Wire & Cable unit’s sale.

On August 28, 2007, the Chilean Securities and Insurance Superintendency announced the adoption of International Financial Reporting Standards (IFRS) in Chile (the use of which will be required of Chilean companies beginning in 2010). The Company voluntarily agreed to adopt the IAS and IFRS from IASB, as its accounting and reporting standards beggining January 1, 2009. Moreover, in accordance with IFRS, the Company changed its functional currency from Chilean Pesos to U.S. Dollars, and the figures of the Wire & Cable unit (sold on September 2008) were classified as discontinued operations. The cash and shares obtained from this transaction were incorporated into a new segment called “investments”, which was created in 2009 in order to manage these financial assets.

Also as part of the adoption of IFRS, the Shareholders’ Equity underwent, including the revaluation of plant and equipment, changes in goodwill amortization criteria, changes in the staff severance indemnity and changes in deferred taxes.

On June 22, 2009, Madeco’s Board resolved to terminate Madeco’s ADR program with the Bank of New York Mellon, as depositary, delist its ADSs from the New York Stock Exchange and deregister under the Securities Exchange Act of 1934 and cease filing reports with the Securities and Exchange Commission. Factors that the Board considered in making its decision include the high cost of complying with U.S. reporting obligations and the small percentage of Madeco’s outstanding shares that are held as ADSs.

Capital Expenditures and Divestitures

In recent years, capital expenditures have been primarily used to eliminate bottlenecks in the production process, replace and update equipment, increase Madeco’s production capacity and to analyze and look for new asset acquisitions that add favorable synergies to the Company’s different business units. The Company’s capital expenditures for 2006, 2007 and 2008 totaled approximately Ch$62,014 million. In 2008, investments reached Ch$24,856 million. Madeco’s investment policy is focused on the acquisition of assets necessary for the Company to sustain its businesses and operations in the long term and to improve its operational efficiencies, in order to increase value for its shareholders. For further information related to capital expenditure plans, see “Item 5. Operating and Financial Review and Prospects – Capital Expenditures”.

Wire & Cable Unit. In 2008, capital expenditures amounted to Ch$16,069 million. This investment was considered within the price adjustments agreed as part of the sale of this unit.

In 2007, capital expenditures amounted to Ch$10,468 million, which was equivalent to 132.7% of the unit’s depreciation. Of this amount, approximately 64%, 22% and 9% was invested in Ficap, Indeco and Cedsa, respectively. In Brazil, the Company’s investments were oriented toward increasing the production capacity for aluminum and copper cables. In Peru, resources were mainly allocated for the acquisition of new cabling machines, and to a lesser degree, for the installation of ERP SAP software. In Colombia, investments included the increase of installed production capacity. In Chile and Argentina, capital expenditures were not material.

In 2006, capital expenditures amounted to Ch$5,023 million, which was equivalent to 57.7% of the unit’s depreciation. Of this amount, approximately 61%, 23% and 15% was invested in Ficap, Indeco and Madeco, respectively. In Brazil, the Company’s investments included the acquisition of wire-related machinery and equipment to increase production. In Peru, resources were mainly allocated towards improvements in drawing and cabling machines. In Chile, investments primarily included the acquisition of a wire drawing machine. In Argentina, capital expenditures were not material.

Flexible Packaging Unit. In 2008, capital expenditures amounted to Ch$6,067 million, which was equivalent to 98.0% of the unit’s depreciation. The unit’s investments included the purchase of flexographic printers, laminators and the start of the contrution of the solvents recovery plant in the Chilean subsidiary.

In 2007, capital expenditures amounted to Ch$4,550 million, which was equivalent to 87.8% of the unit’s depreciation. The unit’s investments were mainly allocated to the acquisition of new extruding machines and flexographic printers for its operations in Chile, Peru and Argentina.

In 2006, capital expenditures amounted to Ch$7,732 million, which was equivalent to 262.4% of the unit’s depreciation. The unit’s investments were allocated to the Chilean subsidiary mainly for the purchase of a nearby property and a rotogravure printing machine. In Argentina, funds were used towards the purchase of an extruding machine and other related printing process machinery.

Brass Mills Unit. In 2008, capital expenditures amounted to Ch$1,141 million, which was equivalent to 48.8% of the unit’s depreciation. The unit’s investment were mainly allocated towards maintenance of machinery.

In 2007, capital expenditures amounted to Ch$1,034 million, which was equivalent to 38.1% of the unit’s depreciation. Of this amount, 50%, 26% and 24% was invested in Chile (tubes & pipes), Armat (coin blanks) and Argentina, respectively. The unit’s significant investment was the acquisition of an induction furnace for the purpose of reducing production costs.

In 2006, capital expenditures amounted to Ch$602 million, which was equivalent to 21.7% of the unit’s depreciation. The unit’s significant investment was the acquisition of a new copper tube washing machine for the Chilean facility. In Argentina, capital expenditures were not material.

Profiles Unit. In 2008, capital expenditures were approximately Ch$1,579 million, which was equivalent to 109.2% of the unit’s depreciation. The unit’s investments were related to the development of its commercial network and, to a smaller degree, its aluminum and PVC processing plants.

In 2007, capital expenditures amounted to Ch$4,341 million, which was equivalent to 308.3% of the unit’s depreciation. Most of the unit’s investments were related to the new PVC profiles extruding facilities (PVTEC). These expenditures were made in order to diversify the unit’s product base. Other investments were related to the expansion of manufacturing capacity and cost efficiencies.

In 2006, capital expenditures amounted to Ch$3,407 million, which was equivalent to 274.7% of the unit’s depreciation. Most of the unit’s investments were related to the new PVC subsidiary (PVTEC).

Business Overview

Strategy

The Company successfully carried out its three-year 2006–2008 Business Plan. The Company’s achievements included the consolidation of the Wire & Cable unit (the unit was sold in late September 2008), the increase in profitability of the Flexible Packaging unit following improvements in its operational and commercial management, and the consolidation of the Company’s financial position.

The Company also successfully completed the implementation of the corporate management project (integrated through ERP SAP) in the Wire & Cable and Brass Mills units allowing better integration between the companies. At the end of 2008, the Company began working on implementing the corporate management project in its other business units and establishing the groundwork for the transition to the IFRS accounting standards.

The business plan for the 2009 – 2011 period includes the following1:

  Increase the profitability and regional presence of the Flexible Packaging unit.
  Improve the operational efficiency and strategic orientation of the Brass Mills unit.
  Consolidate the investments made in the Profiles unit, improving its profitability and commercial strategy.
  Take advantage of the synergies within the Company’s business units in order to standardize processes and best practices.
  Implement a strategic human resources Management policy.
  Carry out and strengthen the corporate management integration project of the Madeco group’s business units.
1. Because of the sale of the Cables unit, this business plan does not include this operative unit.

Flexible Packaging

In 1961, Alusa S.A. was founded jointly by the Company and the Zecchetto and Arduini families with the objective of producing, selling and distributing flexible packaging products printed by rotogravure method. Also, this company sold foil wrapping attending industrial clients in the mass consumer market. In order to strengthen its strategic position within the two segments in which it then participated, Alusa separated its flexible packaging operations from its complementary business, the production of aluminum foil and plastic wrap (both mass consumer products for home and commercial use) in 1994. In the same year, Alusa acquired Vigaflex (renamed as Alupack), a local company engaged in the flexographic packaging market.

The Company began the international expansion of its flexible packaging business in 1993 with the creation of Aluflex and the greenfield construction of a plant in San Luis, Argentina. The objective of the new operation was to supply the large mass consumer product companies in Argentina, as well as access the significant Brazilian market. In addition, the plant’s location is optimal to serve as a secondary production source to fulfill peaks in Chilean demand and vice versa.

Alufoil was established in 1995 as a subsidiary of Alusa to provide mass consumer products such as aluminum foil, trash bags and plastic wrap and industrial products such as ice cream cone wrapping, aluminum caps and other products. In November 2004, Alusa sold some of Alufoil’s assets (trademark, machinery and some current assets) related to mass consumer products to Cambiaso Hermanos S.A. for Ch$1,385 million (historic value). Remaining industrial business lines were absorbed by Alusa.

In 1996, Alusa S.A. entered the Peruvian flexible packaging market, acquiring a 25.0% and 25.6% interest in Peruplast S.A. and Tech Pak S.A., respectively. Both companies were leaders in the Peruvian flexible packaging market.

On March 1, 2007, the Company increased its share in Peruplast from 25.0% to 39.5% and in Tech Pak from 25.0% to 50.0%. Similary, the Peruvian investor, Nexus Group, also increased its shareholdings in both companies. In July 2007, both the Company and Nexus increased their shareholdings in Peruplast to 50%. On October 1, 2007, both Peruplast and Tech Pak were merged under the name Peruplast S.A.

The following table includes the names of the Company’s subsidiaries dedicated to the production, sales and distribution of flexible packaging products:

Country	Entity Name
Chile	Alusa S.A.
Argentina	Aluflex S.A.
Peru	Peruplast S.A.

Flexible Packaging - Summary of Sales

The following table presents the Company’s annual net sales generated by the Flexible Packaging business unit for the years 2006, 2007 and 2008:

Flexible Packaging Unit
Year	Revenues (in Ch$ million)	% Consolidated Revenues	Sales Volume (in tons)	% Consolidated Volume
2006	54,032	8.3%	15,649	11.6%
2007	96,920	13.9%	38,259	24.2%
2008	130,445	18.8%	43,689	28.9%

In 2008, revenues increased by 34.6%, from Ch$96,921 million in 2007 to Ch$130,445 million in 2008, as a result of an increase in sales volume by 14.2%, the incorporation of Peruplast and the exchange rate fluctuations between Ch$ and US$.

The consolidated sales volume of the Flexible Packaging unit amounted to 43,689  tons in 2008. In 2008, total sales volume in Chile increased by 15.4% compared with 2007, while those in Argentina increased by 15.2% compared to 2007. In Peru, sales volume decreased by 6.6% in 2008.

The Company mainly sells its flexible packaging products in the same markets where it maintains its operations. Additionally, Madeco exports flexible packaging products to various countries, both within Latin America and abroad; export sales represented 26.5% of the total unit’s revenues for the year 2008.

The following tables present the Company’s annual net sales generated by the Flexible Packaging business unit by destination for the years 2006, 2007 and 2008:

Flexible Packaging Unit - Revenues by Destination (in Ch$ million)
Year	Chile	Argentina	Peru	Exports (1)	Flexible Packaging Unit
2006	31,596	13,431	1,093	7,913	54,033
2007	33,320	10,342	37,623	15,636	96,921
2008	35,635	17,032	43,266	34,512	130,445

Flexible Packaging Unit – Sales Volumes by Destination (in tons)
Year	Chile	Argentina	Peru	Exports (1)	Flexible Packaging Unit
2006	8,838	4,137	313	2,361	15,649
2007	9,621	3,586	18,893	6,159	38,259
2008	11,106	4,132	17,637	10,814	43,689

(1) Exports of the Flexible Packaging unit consist of all sales to customers in any country other than Chile, Argentina or Peru.

The following table presents the Company’s Flexible Packaging business unit total revenues for the years 2006, 2007 and 2008, broken down by the subsidiary that generated the sale:

Flexible Packaging Unit – Revenues by Subsidiary (in Ch$ million)
Year	Alusa	Aluflex	Peruplast	Inter-company	Flexible Packaging Unit
2006	36,455	18,366	0	(788)	54,033
2007	38,510	16,114	46,314	(4,017)	96,921
2008	41,508	27,409	63,470	(1,942)	130,445

Flexible Packaging - Production

The Company has a total of four facilities for the production of flexible packaging products. The Chilean and the Argentine subsidiaries each have a production plant and the subsidiary located in Peru has two facilities. The following table presents information regarding each flexible packaging production facility including plant location, principal products manufactured and ISO or AIB certification:

Country (1)	Location	Impression Technologies	ISO or AIB Certification (2)
Chile	Quilicura, Santiago	Flexographic, Rotogravure	9001: 1997, 2006
Argentina	San Luis	Flexographic, Rotogravure	9001: 1998, 2007
Peru	Lima	Flexographic, Rotogravure	AIB International Certificate.
Peru	Lima	Flexographic	AIB International Certificate.

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

Production of flexible packaging products begins in pre-press. The main pre-press process involves the digital design for packaging graphics, including color separation, text and layout. There are two forms of printing: rotogravure and flexography. The rotogravure printing process involves diamond-etching a cylinder for each product’s color layer. It is appropriate for high-quantity orders. Flexographic printing process requires a polymer plate (one for each color) with the design to be printed, that is wrapped around a metallic cylinder.

Traditionally, machinery and equipment requirements for rotogravure printing have been greater than for flexographic printing, and as a result, flexographic printing has been more commonly used. While flexographic printing quality has traditionally been inferior to the rotogravure method in terms of printing clarity and quality, these differences have been diminishing over time as the quality and equipment investments in the flexographic printing method have increased.

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

Graphic designing • extrusion of polyethylene • printing • laminating & layering (as required) • cutting (as required) • folding (as required) • packing

Flexible Packaging - Raw Materials

The principal raw materials used in the production of flexible packaging are plastics (i.e.: polypropylene, polyethylene resin and polyester), paper, aluminum foil, ink, adhesives and solvents.

The principal polypropylene film suppliers for Alusa in Argentina, Chile and Peru are Sigdopack S.A., Polo/Quimatic S.A., Vitopel S.A. and OPP Films S.A.C. The main polyethylene resin suppliers in 2008 were Dispercol S.A., Goechem Interacional Corp., and Dow Chemical Company subsidiaries PBB Polisur S.A., Petroquímica Dow S.A. and Dow Química Chilena, S.A. These three companies provided more than 20% of the raw materials used by the Company in 2008. However, the Company can access other available sources when price and delivery terms are more favorable.

The Company obtains most of its aluminum film requirements from Hydro Aluminum Deutschland GMBH (Germany), Noble (China) and CBA (Brazil). However, the Company can access other sources when price and delivery terms are more favorable.

Paper is purchased from suppliers in Chile, Brazil, Germany and Finland. The Company purchases its various adhesives from Henkel, Rohm & Hass and Coim. Dye is purchased from Sun Chemical Ink S.A., Flint Ink and Tintas Gráficas Vencedor S.A.

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

Flexible Packaging - The Company’s Sales and Distribution

In Chile, Argentina and Peru, Madeco dedicates substantial effort toward developing strong long-term relationships with each of its major customers. The Company recognizes the importance of packaging to the customer, both in terms of cost and as an important marketing tool. Moreover, strong client relationships foster the potential to jointly develop new packaging ideas.

In Chile, the sales force includes one sales & marketing manager, one sub-manager of exports (currently vacant), one administrative employee and seven salesmen. Among the salesmen mentioned, five are responsible for local customers and two for exported products. Alusa also has a customer service department composed of five customer service representatives.

In Argentina the sales department includes one sales & marketing manager, three sales executives, each responsible for a portfolio of customers, and three sales assistants.

In Peru, the sales force includes one sales & marketing manager, eight sales executives (four are responsible for local/foreign customers, while the remaining four are just for local clients) and four sales assistants. This subsidiary also has a customer service department composed of three representatives.

Additionally, in each country the Company has a team of technical advisors specialized in flexible packaging structures, which works closely with the Company's main customers in the development of new products, innovation of existing products and customization of requirements to match machine’s specifications of every client.

The Company has a representative office in Brazil, and agents in Mexico, Colombia, Uruguay, Venezuela, the United States and several countries in Central America

The Company’s Flexible Packaging unit has approximately 100 active customers in Chile, which include multinational companies, such as Nestlé and Unilever, and local regional companies, such as Córpora and Carozzi. The Company also has approximately 70 clients in Argentina which include multinational companies, such as Nestlé, Unilever, Masterfoods, Royal Canin, Procter & Gamble, Clorox, AGD, and The Value Brand and more than 100 active customers in Peru, which include multinational companies, such as Unilever, Kimberly Clark, Procter & Gamble, Nestlé, Frito Lay, Kraft Foods and several local regional companies, such as Alicorp, Productos Tissue, Molitalia and Gloria.

The Company’s largest customers in 2008 are in the food and hygiene industries. The Company’s largest multinational customer accounted for 13.7% of the units’ total consolidated revenues in 2008. Given the unique tendencies that occur in Chile, Argentina and Peru in terms of demand levels among the various client sectors served by the Company’s Flexible Packaging business unit, information regarding sales by sector has been included on a country-by-country basis.

The following table presents Madeco’s sales breakdown by client grouping for each country for the years 2006, 2007 and 2008:

The Company’s Chilean Customer Groupings	% 2006 Revenues	% 2007 Revenues	% 2008 Revenues
Concentrated & dehydrated products	28%	28%	33%
Ketchup & tomato sauces	13%	14%	14%
Mayonnaise & mustard……………………….	1%	1%	2%
Condiments…………………………………...	4%	4%	3%
Biscuits, candies & snacks……………………	16%	20%	16%
Dairy products	11%	10%	10%
Pet food	4%	5%	5%
Cleaning & Personal Care	13%	9%	8%
Others	10%	9%	9%

The Company’s Argentine Customer Groupings	% 2006 Revenues	% 2007 Revenues	% 2008 Revenues
Concentrated & dehydrated products	5%	7%	4%
Ketchup & tomato sauces	9%	18%	18%
Mayonnaise & mustard……………………….	39%	40%	38%
Condiments…………………………………...	0%	0%	4%
Biscuits, candies & snacks……………………	11%	1%	1%
Dairy products	0%	0%	2%
Pet food	25%	23%	17%
Cleaning & Personal Care	10%	11%	15%
Others	1%	0%	1%

The Company’s Peruvian Customer Groupings	% 2006 Revenues	% 2007 Revenues	% 2008 Revenues
Concentrated & dehydrated products	7%	7%	9%
Ketchup & tomato sauces	2%	3%	4%
Mayonnaise & mustard……………………….	6%	8%	10%
Condiments…………………………………...	0%	1%	1%
Biscuits, candies & snacks……………………	20%	25%	20%
Dairy products	17%	11%	10%
Pet food	0%	1%	2%
Cleaning & Personal Care	35%	35%	39%
Others	13%	9%	5%

In general, all of the Company’s Flexible Packaging unit’s customers can buy on credit. While a very small portion of the customers make cash payments for their purchase orders, the majority of sales (over 98% in 2008) were made under credit conditions (non-interest credits).

Within the Flexible Packaging unit, the average payment period remained stable at approximately 95 days in 2008 (97 days in 2007). Uncollectible accounts as a percentage of total unit revenues amounted to 0.22% in 2007 and 0.32% in 2008.

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

In Chile, the growth of demand for flexible packaging products is similar to the moderate growth of the local economy. Therefore, the Company believes that in order to increase sales volumes at a higher rate than that of the local economy, it would need to explore opportunities in entering new markets, especially those in foreign markets and with multinational clients.

Over the last few years, the Company has observed several factors within the industry such as: increasing industry concentration, both on the provider and the customer side, product biddings between few manufacturers and concentrated demand as a result of mergers and acquisitions of companies of mass consumer products. In spite of these adverse conditions, the Company believes that this industry will display favorable opportunities because of a growing trend among multinational companies to work with fewer suppliers, and strong flexible packaging industry fundamentals as compared to substitutive packaging (i.e. glass, rigid plastic and PET containers).

There are no formal third-party estimates on industry sales volume, and the Company bases its estimates on published information from its competitors, supermarket sales estimates, import reports of raw materials and the Company’s own sales data. See “Presentation of Information”.

Given the unique evolution of the flexible packaging industry within each country, information regarding the industry’s evolution over the period from 2006 through 2008 is included separately for Chile, Argentina and Peru.

Chilean Flexible Packaging Market. The following chart summarizes management’s estimates for the Chilean flexible packaging industry for the years 2006 through 2008:

Year	Industry Size (in tons)
2006	31,200
2007	32,000
2008	33,300

From 2006 to 2008, the size of Chilean flexible packaging industry increased due to the industry’s ability to provide the global market with high quality and innovative products, despite the decreasing client base that has plagued the industry, which is due, in large part, to mergers and acquisitions within the mass consumer market. Although demand has been effectively concentrated in the hands of a few key players, the Chilean industry has, in many cases, been able to maintain its market share or, in some cases, even increase it.

Argentine Flexible Packaging Market. The following chart summarizes management’s estimates for the Argentine flexible packaging industry for the years 2006, 2007 and 2008:

Year	Industry Size (in tons)
2006	97,033
2007	99,000
2008	102,000

During 2006, the Argentine economy grew by 8.5%. This growth was attributable to a continuous increase in exports of 15.4% in 2006 compared to 2005. In addition, during 2006, the growth of the Argentine economy was complemented by an increase in internal consumption.

In 2007, local consumption continued stimulating the economic growth of the country, and with it, the flexible packaging market; furthermore, the Argentine economy grew by 8.6%.

During 2008, the Argentine economy grew by 7.0%. The decrease in international prices of cereals together with the fall of the automotive and steel industries accounts for the deceleration of the GDP growth. However, the Company’s food and beverages markets grew during 2008 in those markets where Aluflex sells most of its products.

Peruvian Flexible Packaging Market. The following chart summarizes management’s estimates for the Peruvian flexible packaging industry for the years 2006, 2007 and 2008:

Year	Industry Size (in tons)(1)
2006	23,515
2007	24,463
2008	25,388

(1) The Industry Sizes presented above differ from those presented in the Company’s Annual Report on Form 20-F for 2007, due toa change in the Company’s methodology.

From 2006 to 2008, the size of the Peruvian flexible packaging industry increased due to a significant improvement in packaging quality aimed at the food and hygiene industries. At the same time, there was an increase in the industry’s economic activity due to the continued increase in exports of 20% in 2008 compared to 2007.

In addition, projected growth rates for the next few years indicate that these industries (food and hygiene) will also increase. Therefore, the Peruvian flexible packaging industry may provide the Company with potential growth opportunities in the short term.

Flexible Packaging - Market Share and Description of Competition

Alusa’s primary competitive advantages are its market leadership and a recognized brand name. Moreover, given that the Company has four large flexible packaging plants, one in Chile, one in Argentina, and two in Peru, Alusa is considered to be one of the few companies capable of producing consolidated regional packaging requirements for large manufacturers.

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

Market Share and Competitors in the Chilean Flexible Packaging Market. The following table sets forth the Company’s market share estimate of the two most relevant participants in the flexible packaging market in Chile during the past three years:

	2006	2007	2008
The Company	29%	30%	32%
Edelpa	31%	30%	28%
Others	40%	40%	40%

There is one other significant participant in the flexible packaging market with rotogravure printing capabilities: the Chilean company Envases del Pacífico S.A. (“Edelpa”). Edelpa has one manufacturing facility in Santiago.

The main companies within the Multilayer Flexible Packaging industry are Edelpa and Alusa, which together account for approximately 60% of total sales of the industry segment. Edelpa uses rotogravure and flexographic techniques. This company has experienced growth during the past several years mainly due to acquisitions (Italprint in 1997, Prepac in 2000 and Alvher in 2003). Other important companies within this industry segment are: BO Packaging (previously Carter-Holt Packaging), HyC and Envases Flexibles. BO Packaging uses the rotogravure technique and the other two companies use the flexographic technique.

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

Market Share and Competitors in the Argentine Flexible Packaging Market. The following table sets forth the Company’s estimate of the market share in the Argentine flexible packaging industry for the past three years:

	2006	2007	2008
Converflex	16%	12%	12%
Celomat	10%	7%	7%
The Company	6%	6%	7%
Others	68%	75%	74%

The flexible packaging industry in Argentina shows high levels of fragmentation. In 2008, the three main competitors had 26% of the market share. The low concentration level of the industry and the successful implementation of Aluflex’s growth strategy, have allowed the Company to position itself as one of the three main competitors within the Argentine industry with a market share of 7% in 2008.

The main competitors of Aluflex, other than Converflex, are Alvher, Celomat (Fleximat), Zaniello and Bolsapel. These companies concentrate their sales among multinational clients in high value added segments. These companies are also certified by ISO-9001. The remaining market share is distributed among more than 90 companies.

Market Share and Competitors in the Peruvian Flexible Packaging Market. The following table sets forth the Company’s market share estimate of the two most relevant participants in the flexible packaging market in Peru during the past three years:

	2006	2007	2008
The Company	60%	59%	58%
Envases Múltiples	15%	17%	18%
Resinplast	14%	15%	16%
Others	11%	9%	8%

The Company’s main competitors are Envases Múltiples and Resinplast. These companies concentrate their sales among multinational and local/regional clients. Nevertheless, these competitors only use the flexographic printing technique, while the Company uses the rotogravure and flexographic printing techniques. Peruplast has been able to maintain its leadership in the Peruvian market during the last twenty years due to superior production technology, as well as, its capacity to maintain its major clients.

In 2008, the Company’s main competitors (Envases Múltiples and Resinplast) increased their market share to 18% and 16%, respectively, due to use of a low-price strategy in BOPP and non-printed LDPE markets.

Brass Mills

Since Madeco’s incorporation in 1944, the Company has been manufacturing pipes, bars and sheets products in Chile. The Company initiated the fabrication of aluminum based products (profiles, sheets and foils) in 1954. During 2008, the Wire & Cable and Brass Mills operations in Chile were split in order to transfer the assets of the Wire & Cable division to Madeco Cables, a subsidiary that was sold to Nexans.

In 1988, the Company acquired Armat, the sole private coin blanks producer in Chile dedicated to the production of coin blanks and minted coins made of copper and copper-based alloys mainly for central banks. Madeco sends its coins to the Chilean Mint for minting and then exports the coins to the various central banks around the world.

The Argentine company, Decker S.A.I.C.A.F. e I. (“Decker”) was originally a Brass Mills operation founded in 1900 by Mr. Guillermo Decker. The Company acquired Decker in 1994. Decker-Indelqui S.A. was created in 1998 as a result of the merger of the Company’s two subsidiaries in Argentina. In preparation for the sale of the Wire & Cable unit, both operations were separated by the end of 2007.

The following table includes the names of the Company’s subsidiaries dedicated to the production, sales and distribution of Brass Mills products:

Country	Entity Name	Division
Chile	Madeco Brass Mills Armat S.A.	PBS(1) Coins and Sheets
Argentina	Decker S.A.	PBS(1)

(1) PBS = Pipes, Bars and Sheets

At the end of 2002, the Company merged Armat’s and its administrative tasks to minimize costs and improve efficiency. As a result, since 2003, Armat’s administrative activities such as finance, accounting, human resources, information systems, and supply are conducted from the Company’s head office in Santiago.

In the second half of 2003, as a result of the gradual recovery in the Argentine market, the Company decided to reopen its copper tubes and foundry operations at a limited capacity. In addition, the Company decided to boost its sales and marketing department, comprised of 10 employees focused on the sale of local production to over 500 active clients including imports from Madeco Chile.

A complete restructuring of the production process at the Madeco Chile brass mills plant was implemented in October 2005 to improve efficiency and reduce production costs, and this restructuring continued throughout 2007 and 2008. As a result, low volume and labor-intensive products were discontinued, and Madeco Chile began to concentrate on the production of standard pipes and sheets and/or minimum-size orders.

PBS - Summary of Sales

The following table shows the Company’s annual net sales generated by the Brass Mills business unit for the years 2006, 2007 and 2008(1):

Brass Mills Unit – Revenues (in Ch$ million)
Year	PBS- Revenues	Coins- Revenues	Total Revenues	% Consolidated Revenues
2006	128,232	11,396	139,628	21.4%
2007	101,578	10,624	112,202	16.1%
2008	81,732	7,177	88,909	12.8%

Brass Mills Unit – Sales Volumes (in ton.)
Year	PBS- Sales Volumes	Coins- Sales Volumes	Total Sales Volumes	% Consolidated Volume
2006	26,400	1,611	28,011	20.7%
2007	20,511	1,320	21,831	13.8%
2008	17,209	300	17,509	11.6%

(1) Figures for 2008 includes sales of the Wire & Cable unit (until September 2008)

The Brass Mills unit is Madeco’s second largest business segment in terms of revenues, representing 12.8% of consolidated revenues in 2008; however substitution due to increasing copper prices has negatively affected its performance, see “Item 3. Key Information – Risk Factors”. Of the three businesses, the Company’s Brass Mills unit is the most internationally diverse, with customers in over 16 countries. Export sales in 2008 amounted to approximately 45.9% of total revenues and 52.2% of total sales volume for the Company’s Brass Mills unit.

The following table shows the Company’s total revenues generated by the Brass Mills unit for the years 2006, 2007 and 2008, broken down by the subsidiary generating the sale:

Brass Mills Unit – Revenues (in Ch$ million)
Year	Madeco Chile	Decker	Armat	Inter-company	Brass Mills Unit
2006	128,112	11,523	13,741	(13,748)	139,628
2007	107,060	10,447	11,000	(16,305)	112,202
2008	87,632	14,232	8,312	(21,267)	88,909

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

  Billets
Metals • smelting• hot piercing • drawing • cutting • annealing • packing

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

The following diagram depicts the production process for sheets:

  Cakes
Metals • Smelting • hot rolling • surface milling • cold rolling • annealing • cutting • packing

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

  Billets
Metals • Smelting • extruding • drawing • cutting • packing

Recently launched products in the PBS division include copper water outlets, new copper roofing designs, plastic covered copper pipes for the energy sector and silver-plated busbars for the mining industry.

Coin blanks and minted coins can be made from more than 30 different alloys. The main types of coin blanks and minted coins are copper-based (Nordic Gold, brass, nickel silver, copper-nickel or copper-aluminum–nickel), bimetallic (different alloys for the outer and inner ring) and commemorative (gold or silver). Madeco’s production specializes in four copper-based alloys: Nordic Gold (copper, aluminum, zinc and tin), brass (copper and zinc), nickel silver (copper, nickel and zinc) and bronze coins (copper plus nickel or copper, aluminum and nickel). The exact alloy mix in each case is determined by customer specifications.

The following diagram depicts the production process for coins:

Electric melting furnace • horizontal continuous casting • cold rolling • annealing •cold rolling• blank cutting • rimming• annealing • polishing • sorting • inspecting •packing

In the case of minted coins, the central bank of each country provides the dies to produce the samples or ARMAT develops them with the cooperation of the Chilean Mint. Once approved, the minted coins are delivered under special security procedures to the vaults of the central bank, where they are carefully reviewed. Once the contract is completed, the dies are returned or destroyed and a certificate is emitted by the Chilean Mint certifying the amount of the coined currencies.

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

The Company purchases its copper supplies for its Brass Mills operations mainly from two large Chilean mining companies, Codelco and Enami, and one international mining company Escondida (BHP Billiton). During 2008 and 2007, the Company obtained most of its Brass Mills’ aluminum requirements from Aluminios Argentinos S.A.I.C. (“Aluar”, of Argentina) and Alcasa S.A. The Company’s zinc requirements are purchased mainly from Doe Run (Peruvian supplier). Nickel is purchased mainly from Inco Limited (Canada) and Companhia Niquel Tocantins S.A. (Brazil), and tin is purchased mainly from Minsur S.A. (Peru).

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

PBS – Sales by Destination

Madeco sells a large portion of its Brass Mills products in Chile and Argentina, where the Company has its production facilities. Additionally, the Company exports pipes, bars and sheets to multiple countries including the United States, as well as countries in Latin America, Europe and Asia. Export sales of the PBS division consist of all sales to customers in any country other than Chile or Argentina and represented close to 52.9% of the total division’s revenues for the year 2008. The following table shows Madeco’s annual net sales generated by the PBS division by destination for the years 2006, 2007 and 2008:

PBS Division – Revenues by Destination (in Ch$ million)
Year	Chile	Argentina	Exports (1)	PBS Division
2006	35,936	11,860	80,436	128,232
2007	36,512	10,166	54,900	101,578
2008	29,010	14,209	38,513	81,732

PBS Division – Sales Volumes by Destination (in tons)
Year	Chile	Argentina	Exports (1)	PBS Division
2006	6,937	2,432	17,031	26,400
2007	7,258	2,065	11,188	20,511
2008	6,358	1,983	8,868	17,209

(1) Exports of the PBS division consist of all sales to customers in any country other than Chile or Argentina.

In 2008, PBS division revenues decreased by Ch$19,846 million or 19.4% compared to the previous year. This decrease was due to a continued decrease of 16.1% in sales volume compared to the previous year, due to the negative effects of product substitution which was only slightly offset by higher average prices. Revenues in Chile decreased compared to the previous year in 20.5%, but increased in Argentina by 39.8% compared to the previous year. The division’s exports in 2008 decreased by 29.8% compared to 2007.

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

The Company’s Chilean sales force includes a sales & marketing manager, three area managers, seven sales representatives (one located in the south and the other located in the north of the country serving the mining industry) and three sales assistants. Customer groupings in the Chilean market include: retail companies, electronic and electric appliance manufacturers, durable goods manufacturers and mining.

In Argentina, the Company has a total of 16 employees dedicated to sales and customer service. There is a head of sales and eight salesmen, six of whom are located in Buenos Aires, one in Cordoba and the other in Rosario.

The Company’s PBS operations in Chile have 68 clients in Chile, 300 Argentinean customers and 46 customers in its export markets. In 2008, the largest customer was Unimet and sales to this customer accounted for 8.3% of the Company’s total revenues generated from the sale of pipes, bars and sheets.

Given the unique tendencies that occur in each of the markets served by the Company’s Brass Mills business unit, information regarding sales by sector has been included on a country-by-country basis. The following charts show the Company’s sales breakdown by client grouping for the years 2006, 2007 and 2008:

The Company’s Chilean Customer Groupings
	% 2006 Revenues	% 2007 Revenues	% 2008 Revenues
Retail and Distributors	65%	64%	66%
Durable good manufacturers	18%	17%	16%
Mining	7%	9%	11%
Electric appliance manufacturers	3%	3%	2%
Aluminum	3%	3%	2%
Others	4%	4%	3%

The Company’s Argentine Customer Groupings
	% 2006 Revenues	% 2007 Revenues	% 2008 Revenues
Retail and Distributors	48%	45%	47%
Construction	18%	22%	19%
Durable good manufacturers	22%	25%	26%
Others	12%	8%	8%

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

Given the unique evolution of the brass mills industry within each individual country or segment, discussions regarding the industry growth/shrinkage over the period from 2006 through 2008 are included separately for Chile and Argentina.

Chilean PBS Market. The following chart shows the Company’s estimates for the Chilean pipe, bar and sheet industry as well as the country’s annual GDP growth rate for the years 2006, 2007 and 2008:

Industry Size (in tons)
Year	Total Industry Size	GDP Rate (1)
2006	12,905	4.7%
2007	12,860	4.6%
2008	11,507	3.2%

(1) The annual GDP rates for Chile presented above differ from those presented in the Company’s Annual Report on Form 20-F for 2007 as a result of a change in Chilean Central Bank’s calculation formula and methodology.

In 2008, the tubes and pipes industry in Chile, compared to other sectors such as sheets or bars experienced a decrease in sales compared to 2007, in part due to higher copper prices. In contrast the mining industry and new building constructions experienced an increase in sales.

Argentine PBS Market. The following chart shows the Company’s estimates of the Argentine pipe, bar and sheet industry as well as the country’s GDP growth rates for the years 2006 to 2008:

Year	Industry Size (in tons)	GDP Rate
2006	21,700	8.5%
2007	22,400	8.6%
2008	21,750	7.0%

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

In 2007, industry size was similar to 2006, reflecting the continued effect of the market’s use of product substitution offset by a great number of building constructions.

In 2008, the trend to use PVC instead copper pipes for plumbing construction resulted in negative or flat industry size growth. However, the Company is well positioned to provided a wide range of refrigeration and air conditioning tubes to satisfy the growing regional demand. At the end of the year the Ente Nacional Regulador de Gas en Argentina (National Gas Regulator, or “ENARGAS”) announced that it would allow the use of copper tubing for internal natural lines, which has opened a new market for the Company.

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

Market Share and Competition in the Chilean PBS Market. The following table sets forth the Company’s estimate of market share statistics for the Chilean pipe, bar and sheet industry for the past three years:

	2006	2007	2008
The Company	54%	56%	57%
Conmetal	10%	8%	19%
EPC (ex Tecob)	4%	6%	6%
Impovar	0%	0%	4%
Imports into Chile	6%	5%	3%
Cembrass	26%	25%	0%

The Company is the largest local producer of pipes, bars and sheets in Chile, with an estimated market share of 57% in 2008. The Company believes that it is the leading producer in Chile of copper pipes, bars and sheets.

The Company’s primary competitor in the copper pipe segment is Themco-Conformadores de Metales S.A. (“Conmetal”). Conmetal manufactures rigid copper pipes and small copper bars and was founded in 1995 by Themco, a large plastic pipe and fitting conglomerate. In order to increase its production capacity, Conmetal inaugurated a new plant facility in 2004.

Since 2006, due to a constant increase in the price of copper and product substitution by plastic pipes (mainly due to these higher prices), sales volumes decreased year by year, however this effect was offset by higher product prices.

Market Share and Competition in the Argentine PBS Market. The following table sets forth the Company’s estimate for market share statistics of pipe, bar and sheet products for the past three years:

	2006	2007	2008
Pajarbol-Cembrass	23%	19%	19%
Sotyl	14%	17%	14%
The Company	10%	8%	9%
Vaspia	7%	7%	6%
Quimetal	6%	6%	6%
Other Domestic	25%	32%	28%
Imports into Argentina	15%	11%	18%

The Company’s principal competitor in Argentina is Pajarbol S.A. This company was founded in 1957 and is the largest producer of high quality brass bars in Argentina. Sotyl S.A. was founded in 1973 and principally produces brass sheets. Vaspia S.A.I.C. was founded in 1960 and is a producer of brass bars, profiles, valves and hardware fixtures. Industrias Quimetal S.A.I.C. was founded over 30 years ago and has a modern plant specializing in copper pipe production for refrigeration and heating units.

In 2007, the Company’s market share decreased by 4% compared to the previous year, due to the Company's decision to discontinue sales of sheets and others products. Sales volume of sheets and bars decreased compared to 2006, the diminution of which was offset by increased sales of copper tubes.

In 2008, the Company’s market share increase compared to the previous year as a result of increased sales of air conditioning and refrigeration copper tubes.

Coins – Sales by Destination

Madeco sells the bulk of its coin products to countries outside Chile; export sales represented 32.1% of the total coin revenues for the year 2008. The following table shows Madeco’s annual net sales by destination for the years 2006, 2007 and 2008:

Coins Division – Revenues by Destination (in Ch$ million)
Year	Chile	Exports (1)	Coins Division
2006	3,223	8,173	11,396
2007	1,737	8,888	10,625
2008	4,870	2,307	7,177

Coins Division – Sales Volumes by Destination (in tons)
Year	Chile	Exports (1)	Coins Division
2006	39	1,572	1,611
2007	66	1,254	1,320
2008	27	273	300

(1) Exports for the Coins division consist of all sales to customers in any country other than Chile.

In 2007, the Company’s coins and coin blanks revenues decreased by 6.8% compared with 2006. This reduction is due to the Company winning fewer bids in the Chilean market during 2007, offset by an increase in sales with “no metal cost consideration” or “non metal containing” (customers give to the Company metal to be shaped, therefore metal received under these circumstances is not considered as part of sale) compared with 2006.

In 2008, the Company experienced decreased sales due to winning fewer bids. Sales volume decreased compared to 2007 due to a higher number of “non metal containing” sales, related to the Chilean Mint House.

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

The Company’s principal clients are central banks and coin mints. This business is dependent upon the replenishment of coin supplies by the respective country’s central bank and/or coin mints, making for purchase patterns that are infrequent by nature but high in terms of sales volume. The Company’s key customers in 2008 were Casa de Moneda de Chile with 61% of total sales, followed by Banco de Guatemala and the Royal Dutch Mint.

Profiles

Industrias de Aluminio S.A. (“Indalum”) was founded in 1954. Madeco began producing aluminum profiles in 1954 and in 1991, acquired a 99.2% stake in Indalum. Today, the Company is the only aluminum profiles manufacturer in Chile. The aluminum profiles manufactured by the Company are used as window and door frames in residential construction. They are also used in curtain walls and industrial applications in durable goods such as refrigerators and ovens. The Company is vertically integrated and owns the largest aluminum profiles distributor, in Chile Alumco S.A.

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

The following table includes the names of the Company’s subsidiaries engaged in the Aluminum and PVC Profile business:

Country	Entity Name	Division
Chile	Indalum S.A. Alumco S.A. PVTEC S.A.	Aluminum Profiles – production and marketing Aluminum Profiles and accessories – distribution PVC Profiles – production and marketing

The following table shows the Company’s annual revenues generated by the Aluminum unit for the years 2006, 2007 and 2008:

Profiles Unit
Year	Revenues (in Ch$ million)	% Consolidated Revenues	Total Volume (in tons)	% Consolidated Volume
2006	38,990	6.0%	12,262	9.1%
2007	38,259	5.5%	10,354	6.5%
2008	36,650	5.3%	10,851	7.2%

In 2008, revenues decreased by 4.2% compared with the previous year as a result of the negative effect of sales volumes, due to the increase in market share of low priced imports from China and the deterioration of the construction market by the end of 2008. Both effects were partially offset by the introduction of the PVC division.

The following tables show the Company’s annual net sales broken down in local sales and exports for the years 2006, 2007 and 2008.

Profiles Unit - Revenues (in Ch$ million)
Year	Chile	Exports	Total Revenues(1)
2006	37,907	1,083	38,990
2007	37,263	996	38,259
2008	35,349	1,301	36,650

Profiles Unit - Sales Volume (in tons)
Year	Chile	Exports (1)	Total Volume
2006	11,778	484	12,262
2007	9,965	389	10,354
2008	10,247	604	10,851

(1) The year 2008 includes revenues of PVC division.

The following table shows the Company’s total revenues generated by the Aluminum and PVC divisions for the years 2006, 2007 and 2008:

Year	Profiles Unit	Aluminum Profiles Division	PVC Profiles Division
2006	38,990	38,990	N/A
2007	38,259	38,259	N/A
2008	36,650	35,374	1,276

Aluminum Profiles - Production

Indalum owns a modern aluminum profile extrusion plant located in San Bernardo, in the outskirts of Santiago. Indalum production technology is up to date both in terms of the manufacturing process as well as the door and window system designs.. In 1998, the Company was certified under ISO 9002 and was re-certified under ISO 9001-2000 in 2007.

Production of aluminum profiles begins with aluminum billets that are heated and pressed at high pressure rates against a steel die which has been cut according to the desired shape of the final product. This is called the extrusion process. After, the cutting process, a straightened profile leaves the press after being cut to the ordered length. Then, it is placed in a furnace where it can attain the desired mechanical properties. After this treatment, a profile can be sold without further processing, this is called a mill finished aluminum profile, or it can go through the anodizing or painting processes.

Mill finished profiles are most commonly used by durable goods manufacturers. The following diagram depicts the production process for these profiles:

Billet • preheating • extruding • cutting • packing

Anodized profiles are used in the construction sector. Anodization is a chemical treatment and electrochemical coloration process which protects aluminum against corrosion. The following diagram depicts the production process for anodized profiles:

Billet • preheating • extruding • cutting • polishing • anodizing • stabilizing • packing

Painted profiles are also used in the construction sector. Painted profiles are offered in a wide variety of colors but are limited in their application to those uses where there is less exposure to corrosion. The following diagram depicts the production process for painted profiles:

Billet • preheating • extruding • cutting • removing grease and chroming • painting • heating • packing

PVC Profiles - Production

The Company owns a modern PVC profile extrusion and lamination plant adjacent to Indalum’s aluminum production plant in San Bernardo. It was a greenfield project, which began operations on January of 2008, under the name of PVTEC S.A., as a subsidiary of Indalum. It has state of the art technology both in terms of the manufacturing process and the product and systems designs.

Production of PVC profiles begins from a dry blend compound, which is a mixture of polyvinyl chloride resin with calcium carbonate, titanium oxide and a stabilizer compound. The dry blend is first heated and then extruded. The extrusion process entails using high pressure to force the heated dry blend through a stainless steel die in order to form elongated profiles, in customized shapes. After extrusion, the profiles are cut according to specifications and foiled if needed.

The following diagram shows the production process:

Raw materials • mixture • preheating • extruding • cutting • packing

Foiling or lamination is a mechanical process in which a special foil available in different colors and designs is used for decoration, in addition to UV protection.

The following diagram depicts the production process for foiled profiles:

Profile • cleaning • primer • preheating • adhesive • foil application • cutting • packing

Aluminum - Raw Materials

Aluminum is the principal raw material used in the production of aluminum profiles and represents more than 65% of the total production profile cost. The Company obtains most of its billets from Aluar, located in Argentina.

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

Aluminum Profiles – Summary of Sales

The following table shows the Company’s annual net sales from its Aluminum Profiles division for the years 2006, 2007 and 2008:

Year	Aluminum Profiles Revenues (in Ch$ million)	Aluminum Profiles Sales Volumes (in tons)
2006	38,990	12,262
2007	38,259	10,354
2008	35,374	10,551

In 2006, the Company’s net sales increased by 11.2% compared with the previous year. This increase was due to a 13.3% increase in sales volumes. Overall industry had a 19.5% growth over 2005.

In 2007, the Company’s net sales decreased 1.9% compared to the previous year, due to a reduction in sales volume of approximately 15.6% and higher raw material costs, which were partially offset by higher average sale prices for aluminum profiles.

In 2008, the Company’s net sales decreased 7.5% compared with the previous year, due to a reduction in sales prices for aluminum profiles, counterbalance by a 1.9% increase in sales volume.

PVC Profiles – Summary of Sales

The PVC Profiles division began its commercial activities in 2008.

Year	PVC Profiles Revenues (in Ch$ million)	PVC Profiles Sales Volumes (in tons)
2006	N/A	N/A
2007	N/A	N/A
2008	1,276	291

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

Alumco due strategic reasons, became the Company’s main distributor together with three other small companies. During 2007, Alumco inaugurated three commercial offices in 2007 and five more in 2008, adding up to a total of eight selling points, servicing approximately 1,900 active clients. The Company also sells profiles to ten large accounts which participate in the curtain wall industry as well as in window and patio door production.

The following chart shows the Company’s sales breakdown by channel for the years 2006, 2007 and 2008 for the Aluminum profiles division:

The Company’s Sales Channels	% 2006 Revenues	% 2007 Revenues	% 2008 Revenues
Retail	24%	32%	40%
Independent distributors	45%	34%	19%
Construction companies and durable goods manufacturers	28%	31%	36%
Exports and others	3%	3%	5%

Selling efforts are primarily focused on the Chilean market. Exports represent a small percentage of the Company’s aluminum profiles sales.

The Company sells its profiles in either cash or deferred payment. Cash payments have a price discount. Payment terms offered by the Company range between 7 to 90 days; the exact period depends on each client, and is related to its financial standing and credit history. The average payment period increased from 52 days in 2007 to 62 days in 2008 (these figures do not include non-operating activity nor related party receivables). The Company’s uncollectible accounts as a percentage of net sales decreased from 3.2% in 2007 to 2.5% in 2008.

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

During 2003, the Company launched the Superba System and the Xelentia System. The strategy behind the introduction of these two systems was product differentiation through market segmentation (based on the client’s market segmentation); each system provides a superior product to each segment. The Xelentia System is focused on the medium and lower-medium income segment, primarily subsidized governmental housing, while the Superba System is focused on the higher segment, high-end residential housing. The packaging of both systems includes not only an excellent quality-to-price relation product, but also includes its installation.

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

In 2008, the Almalux, Xelentia Master and Xelentia Legno systems were launched. The Almalux window system has a combination of wood inside and aluminum outside. The Xelentia Master and Xelentia Legno systems, which were designed in 2008 and will be available in early 2009, are aimed at the top segment of the Xelentia market.

PVC Profiles – Marketing, Sales and Distribution

PVTEC has its own branded door and window PVC systems which are aimed at different segments of the market. Its products are custom -made and offer important competitive advantages over those of the competition. In the development of its prodcuts, PVTEC had the support of the Austrian company Greiner, which has designed more than 70% of the PVC systems worldwide.

 PVTEC has four window and door systems of which three are European systems and one is an American system.

The European systems are Premium Plus which is a high performance system aimed at the top income segment; OPTIMA which covers the majority of the market demand, having an excellent quality -to -price ratio as well as great flexibility and competitiveness; and SMARTLINE, aimed at the medium- to low-income segment. ECOLINE is its American system which is a low cost system aimed at the low-income segment of the market.

The PVC market’s commercialization chain is structured differently from the aluminum market’s chain. Companies sell directly to window and door fabricators. PVTEC has a national network of window fabricators and installers of PVC doors and windows, plus two production plants of its own, located in Santiago and Osorno.

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

There are no formal third-party research estimates on industry sales volume, and the Company bases its estimates on import and export reports and the Company’s own sales data, see “Presentation of Information”. The following chart shows the Company’s estimates for the Chilean aluminum profiles market industry and statistics for construction starts for the years 2006, 2007 and 2008:

Year	Industry Size (ALUMINUM in tons)	Construction Starts Index (Dec 1996 = 100)
2006	17,800	114.0
2007	17,300	101.4
2008	17,000	104.8

The sales volumes of the Company are closely related to the economy as a whole, as well as reduction in the residential sector. In 2008, GDP in Chile expanded 3.2% while the overall construction sector (including infrastructure) expanded 9.7%, with a 2.7% decrease in the residential sector.

PVC Profiles – Market Demand and Industry Size Estimates

PVC total market is estimated to be about 2,700 tons per year and has been growing during the last five years. Nevertheless, represents 12% of the total aluminum and PVC profile market.

Year	Industry Size (PVC in tons)
2006	1,390
2007	1,980
2008	2,700

The majority of the PVC profiles sold in the market are imported from different countries. The only two companies that have extrusion plants in Chile are Themco and PVTEC.

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

There are no formal third-party research estimates on market share, and the Company bases its estimates on import and export reports and the Company’s own sales data, see “Presentation of Information”. The following table shows the Company’s estimate for market share of aluminum profiles products for the past three years:

Aluminum Profiles	2006	2007	2008
The Company	67%	60%	61%
Alcoa	13%	10%	5%
Other Imports	20%	30%	34%

From 1998 until 2004, the Company’s principal competitor was the Brazilian aluminum profiles manufacturer, Alcoa. Although the Company lost some distributors and market share in 1999 due to Alcoa’s aggressiveness, the Company successfully recovered most of its distributors and market share, through the implementation of a consistent commercial strategy from 2001 to 2005. During 2006 and 2007, the main competitors have been imports from China due to their low prices. This competition has impacted the Company’s market share between 2005 and 2007 reducing its share by nine percentage points. During 2007, Chinese imports also decreased Alcoa’s share by five percentage points, compared with 2005.

At the end of 2007, Alumco began importing aluminum profiles from China, as a competitive strategy against Chinese imports. This strategy will be strengthened by increasing Alumco’s presence throughout the country and selling directly to end product customers.

In 2008, local production continued to decrease due to imports coming from China, nevertheless, branded systems have increased their sales by more than 30% compared with the previous year. At the end of the year, Alumco had a 50% market share of the profiles imported from China, which increased the Company’s aluminum profiles market share to 60%. This is also a result of the growth in Alumco’s distribution network.

PVC Profiles – Market Share and Description of Competition

There are more than 10 companies that participate in the PVC market, Kömmerling and Veka are the two most important. Both are German companies, with a significant share of the worldwide market. They have operated in Chile for more than 10 years, but it has been only in the last five that their presence and activities have increased substantially.

PVTEC had a very positive entrance in the market, reaching an 11% market share by the end of the year, making it the third-largest company, by market share, in the market.

PVC Profiles	2006	2007	2008
The Company	N/A	N/A	11%
Other Imports	100%	100%	89%
Total	100%	100%	100%

Wire & Cable Unit

This business unit was part of the Company until September 30, 2008, having begun its business in 1944 to supply the domestic market. After consolidating its position as the leading player in the Chilean market, the Wire & Cable unit began its international expansion in 1990 with the purchase of the Argentine company Indelqui. Following the acquisition of the Peruvian company Triple-C, which became Indeco after a merger, it then entered the Brazilian market with the purchase of Ficap in 1997. Finally, its expansion and consolidation of leadership in the region concluded with the entry into the Colombian market in early 2007, with the acquisition of Cedsa.

On November 15, 2007, Nexans agreed to purchase the assets of Madeco’s Wire & Cable unit for US$448 million in cash and 2.5 million Nexans shares. This transaction was successfully completed on September 30, 2008. Upon closing, Madeco became Nexans’ largest shareholder, with an estimated 8.9% stake in the French company.

Wire & Cable - Summary of Sales

Although this unit was sold by the end of the third quarter of 2008, a brief discussion of its sales, during the first nine months of 2008 is presented below. Until September 30, 2008, the Wire & Cable unit was Madeco’s largest business unit in terms of sales. This unit represented 63.1% of the Company’s consolidated revenues for the year 2008. The following tables show Madeco’s annual revenues and sales volume generated by the Wire & Cable business unit for the years 2006, 2007 and 2008:

Wire & Cable Unit - Revenues (in Ch$ million)
Year	Metallic Cable Division Revenues (1)	Optical Fiber Cable Division Revenues	Total Revenues	% Consolidated Revenues
2006	419,641	1,671	421,312	64.4%
2007	445,942	2,559	448,501	64.5%
2008	435,072	1,882	436,954	63.1%

Wire & Cable Unit - Sales Volumes (2)
Year	Metallic Cable Division (in tons)	Optical Fiber Cable Division (in km. (2))	Total Volume (in tons)	% Consolidated Volume
2006	79,368	2,305	79,368	58.7%
2007	87,924	3,533	88,004	55.5%
2008	78,999	2,256	79,050	52.3%

(1) Revenues of the Metallic Cable division include copper rod sales. They also include copper sulfate sales from Indeco.

(2) Total sales volume presented in tons include the optical fiber conversion rate of 1 ton = 44 km.

The Company’s Wire & Cable division generated revenues of Ch$435,072 million for the year 2008, a decrease of 2.4% compared to the previous year (but higher in approximately 26.1% if sales are compared for the first nine months of each year). Sales volume of metallic cables decreased by 10.2% compared to the prior year; however, if the first three quarters of 2008 and 2007 are compared, sales volume increased by 17.5%, due to increased sales of aluminum cables in Brazil, copper rods in Chile and copper cables in Peru, offset by a decrease in sales of aluminum cables in Argentina.

Export sales for the Wire & Cable unit represented 10.7% of the unit’s revenues for the year 2008. The following tables show Madeco’s annual revenues and sales volumes generated by the Wire & Cable business unit (sales volume are separated by division) by destination for the years 2006, 2007 and 2008:

Wire & Cable Unit – Revenues by Destination (in Ch$ million)
Year	Chile	Brazil	Peru	Argentina (1)	Colombia	Exports	Wire & Cable Unit
2006	51,532	210,141	72,946	15,870	0	70,823	421,312
2007	56,761	189,933	76,891	25,052	24,165	75,699	448,501
2008	48,671	228,454	75,192	16,372	21,478	46,787	436,954

Wire & Cable Unit – Sales Volumes of Metallic Cable by Destination (in tons)
Year	Chile	Brazil	Peru	Argentina	Colombia	Exports	Wire & Cable Unit
2006	8,105	41,092	11,211	3,945	0	15,015	79,368
2007	8,634	37,785	12,196	7,529	4,031	17,749	87,924
2008	6,808	45,727	11,007	2,908	3,026	9,523	78,999

(1) In 2006, 2007 and 2008, the Company’s revenues in Argentina are the result of the marketing and selling of both imported products from Ficap S.A. and manufactured products from Indelqui.

The following table shows the Company’s total revenues generated by the Wire & Cable unit for the years 2006, 2007 and 2008, broken down by subsidiary:

Wire & Cable Unit – Revenues (in Ch$ million)
Year	Madeco Chile (metallic cable)	Ficap (metallic cable)	Indeco (metallic cable)	Decker-Indelqui (metallic cable) (1)	Cedsa (2) (metallic cable)	Optel (optical fiber)	Inter-company	Wire & Cable Unit
2006	154,122	166,602	139,261	15,721	0	1,669	(56,063)	421,312
2007	167,874	177,137	135,118	26,816	24,165	2,559	(85,168)	448,501
2008	127,545	171,179	126,431	16,825	21,478	1,886	(28,390)	436,954

(1) In 2006, 2007 and 2008, the Company’s revenues in Argentina are the result of the marketing and selling of both imported products from Ficap S.A. and manufactured products from Decker-Indelqui.

(2) Cedsa was incorporated to the Company on February 2007 and sold along with its unit in September 30, 2008.

Investment in Nexans

As a result of its investment in 9.2% of the outstanding shares of Nexans S.A., the Company has the ability to appoint a representative to the board of directors of Nexans. Therefore, under Chile GAAP, it is presumed that the Company has significant influence over the investee and the investment is accounted for using the proportional equity method. Also, the Company has elected September 30 as the date to record the equity income, which is in accordance with Chilean GAAP as it is within 90 days of the end of the fiscal year. Since the date of the investment was September 30, the investment is recorded at its initial cost.

Under US GAAP, pursuant to APB Opinion 18, “The Equity Method of Accounting for Investments in Common Stock”, the Company does not have the ability to exercise significant influence in the operation of Nexans. Therefore, at December 31, 2008, this investment was classified as available-for-sale and is presented at amortized cost adjusted to market value, in accordance with FAS 115 “Accounting for Certain Investments in Debt and Equity Securities”.

Under US GAAP, management evaluated the investment for impairment using the guidelines set forth in FAS 115 and determined that an other-than-temporary impairment has occurred. As a result, at December 31, 2008, an impairment loss in the amount of Ch$28,154 million has been recorded, with the impact recorded on other comprehensive income in shareholders’ equity. The effect of this adjustment is presented in Note 35 1o.

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

Organizational Structure

The following diagram shows Madeco’s shareholders as well as its principal subsidiaries as of December 31, 2008:

ADRs (8.3%)	Quiñenco (1) (47.7%)	Pension Funds (23.0%)	Others (21.1%)

Nexans (9.2%)	Brass Mills	Flexible Packaging	Profiles
	Madeco Brass Mills (100.00%)	Alusa (75.96%)	Indalum (99.16%)
	Decker (99.85%)	Aluflex (75.96%)
	Armat (100.00%)	Peruplast (37.98%)

(1) The controlling shareholder of Madeco S.A. is the open stock corporation Quiñenco S.A..See “Item 7. Major Shareholders and Related Party Transactions - Major Shareholders”.

Madeco’s majority shareholder is Quiñenco S.A., which, through its direct and indirect interests in the Company, beneficially owns an aggregate of 47.7% of the outstanding shares (2,697,544,042 shares) of common stock as of December 31, 2008.

Quiñenco S.A. is a Chilean holding company engaged in multiple businesses in the region. Through its operating subsidiaries, Quiñenco is currently involved in the following industries: manufacturing, financial services, telecom and food and beverages.

The following table lists all of the Company’s subsidiaries and affiliates as of December 31, 2008:

Business Unit	Name	Country of residence	Proportion of ownership interest	Proportion of voting power held
Corporate	Nexans	France	9.2%	8.0%
Corporate	Soinmad S.A.	Chile	100.00%	100.00%
Corporate	Optel Ltda.(1)	Brazil	100.00%	100.00%
Corporate	Madeco Brasil Ltda.	Brazil	100.00%	100.00%
Brass Mills	Metalurgica e Industrial S.A.	Argentina	100.00%	100.00%
Brass Mills	Metacab S.A.	Argentina	99.85%	99.85%
Brass Mills	H.B. San Luis S.A.	Argentina	99.85%	99.85%
Brass Mills	Comercial Madeco S.A.	Argentina	100.00%	100.00%
Corporate	Madeco Overseas S.A.	Cayman Islands	100.00%	100.00%
Corporate	Metal Overseas S.A.	Cayman Islands	100.00%	100.00%
Corporate	Madeco S.A. Agencia Islas Caiman	Cayman Islands	100.00%	100.00%
Brass Mills	Armat S.A.	Chile	100.00%	100.00%
Brass Mills	Decker S.A.	Argentina	99.85%	99.85%
Brass Mills	Madeco Brass Mills S.A.	Chile	100.00%	100.00%
Flexible Packaging	Alusa S.A.	Chile	75.96%	75.96%
Flexible Packaging	Alufoil S.A.(1)	Chile	75.96%	75.96%
Flexible Packaging	Inversiones Alusa S.A.	Chile	75.96%	75.96%
Flexible Packaging	Peruplast S.A.(2)	Peru	37.98%	37.98%
Flexible Packaging	Aluflex S.A.	Argentina	75.96%	75.96%
Flexible Packaging	Alusa Overseas	Cayman Islands	75.96%	75.96%
Profiles	Indalum S.A.	Chile	99.16%	99.16%
Profiles	Alumco S.A.	Chile	99.16%	99.16%
Profiles	Inversiones Alumco S.A.	Chile	99.16%	99.16%
Profiles	Ingewall S.A. (3)	Chile	99.16%	99.16%
Profiles	PVTEC S.A.	Chile	99.16%	99.16%

(1) Alusa sold certain of Alufoil’s assets, including the trademark, related to its mass consumer products to Cambiaso Hermanos S.A. in November 2004.

(2) In 2007, Madeco increased its ownership interests in Peruplast to 37.98%.(or an increase of 50% in the ownership of its subsidiary Alusa S.A.)

(3) At the beginning of 2002, as a consequence of the strategic decision to focus solely on the fabrication of aluminum profiles, the Company exited the curtain wall business segment. Ingewall Uruguay S.A. was sold on May 23, 2007.

Property, Plant and Equipment

The map of South America below depicts the Company’s plants by location and type of product manufactured:

The following chart depicts the location of each of the Company’s production facilities within each business unit:

Country	Brass Mills	Flexible Packaging	Profiles
Chile	X	X	X
Argentina	X	X	---
Peru	---	X	---

The Company’s headquarters are located in Santiago, Chile at San Francisco 4760. The corporate office building contains approximately 1,120 square meters of office space. The Company, as of December 2008, owns plants warehouses and office space in Chile, Argentina, Brazil, and Peru, occupying approximately 210,000 square meters. Total production capacity for Brass Mills unit, Flexible Packaging unit and Profiles unit, including the production capacity of idle plants, amounts to 161,820 tons (including foundries’ capacity), 46,800 tons and 19,190 tons, respectively.

The following table sets forth information concerning the production facilities of the Company as of December 31, 2008. All listed facilities are either owned or leased and operated by the Company:

Production Facility	Principal Use/Products	Size of Building (M2)	Installed Production Capacity (tons/year)	2008 Average Capacity Utilization (1)
Brass Mills
San Miguel, Santiago, Chile	Pipes, bars and sheets	32,400	36,900	66%
Lo Espejo, Santiago, Chile	Foundry	20,450	78,900	54%
Quilpue, Chile	Coin blanks and sheets	12,100	8,400	60%
Llavallol, B.A., Argentina (3)	Copper sheets	30,112	10,120	0%
Llavallol, B.A., Argentina (3)	Foundry	1,775	22,000	5%
Barracas, B.A., Argentina (3)	Copper pipes	15,800	5,500	27%

Flexible Packaging
Santiago, Chile	Flexible packaging	19,700	14,400	89%
San Luis, Argentina	Flexible packaging	10,800	8,400	86%
Lima, Peru	Flexible packaging	42,248	24,000	92%

Profiles
Santiago, Chile	Aluminum profiles	21,300	18,190	51%
Santiago, Chile	PVC profiles	3,000	1,000	21%

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

Since 1982, the Ministerio de Salud (“Chilean Health Ministry”) and the Ministerio Secretaria General de la Presidencia (“Ministry of the General Secretary of the Presidency of Chile”) have issued several regulations applicable to the control of pollution in the Santiago Metropolitan Region, which provide that, in cases of emergency due to high levels of air pollution, the Secretaria Regional Ministerial de Salud (“Regional Health Ministry”) has the authority to order the temporary reduction of the activities of companies in the region that produce particles and gas emissions. According to Decree No.16 (issued in 1998), which establishes a contamination prevention and atmospheric decontamination plan for the Santiago metropolitan region, in emergency situations, the Regional Health Ministry can order the reduction or even the suspension of activities of those companies classified as producing the highest level of particles and gas emissions. Since Decree No. 16 was issued, emissions from Madeco's principal plants have remained below those levels that require the Regional Health Ministry to suspend production activity. Consequently, since Decree No. 16 was issued, Madeco has not been required to reduce or halt its normal production activity.

The regulation of matters relating to the protection of the environment is not as well developed in Chile, Argentina and Peru, as in the United States and certain other countries. Accordingly, the Company anticipates that additional laws and regulations will be enacted over time with respect to environmental matters. While the Company believes that it will continue to be in compliance with all applicable environmental regulations of which it is now aware, there can be no assurance that future legislative or regulatory developments will not impose restrictions on the Company that would be material or that would have a material adverse effect on the Company’s financial position and results of operations.

Until the acquisition of Cedsa and its capital increase (see “Item 4. Information on the Company – History and Development of the Company — History”), and the Company’s investment to produce PVC profiles (see “Item 5. Operating and Financial Review and Prospects — Capital Expenditures”) the Company had no material plan to expand the capacity of its plants.

ITEM 4A. Unresolved Staff Comments

Not applicable.

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

As discussed below, the Consolidated Financial Statements have been prepared in accordance with Chilean GAAP, which differs in certain important respects from U.S. GAAP. Note 35 to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company’s results, and a reconciliation to U.S. GAAP of shareholders’ equity and net income (loss) for the years ended December 31, 2006, 2007 and 2008. In accordance with Chilean GAAP, financial data included in the Company’s Consolidated Financial Statements have been restated in constant Chilean pesos as of December 31, 2008. See Note 2 to the Consolidated Financial Statements.

Until September 30, 2008, the Company’s principal operating segment was the Wire & Cable business, with production facilities in Chile, Brazil, Peru, Argentina and Colombia. After the sale of this unit, the Company’s principal operating unit became the Flexible Packaging unit, which manufactures printed flexible packaging for use in the packaging of mass consumer products. The Company has flexible packaging facilities in Chile, Argentina and Peru. The Company’s second operating segment is its Brass Mills unit, which manufactures pipes, bars and sheets from copper, brass, aluminum and related alloys. Additionally, the Brass Mills unit manufactures coin blanks and minted coins from alloys comprising copper, nickel, aluminum and zinc. While the Company’s Brass Mills facilities are located in Chile and Argentina, a significant portion of the Brass Mills unit’s revenues are generated from export sales. Finally, the Company is a leading Chilean manufacturer of aluminum profiles used in residential, non residential construction and in the fabrication of industrial durable goods. See “Item 4. Information on the Company — Business Overview”.

The Company’s lines of business and results of operations are, to a large extent, dependent on the overall level of economic activity and growth in Chile, Argentina and Peru. The Company depends specifically on sectors which buy products from its Brass Mills, Flexible Packaging and Profiles businesses, as well as on levels of economic activity in the Company’s principal export markets.

Economic Overview

Economic and market conditions in other emerging market countries, especially those in Latin America, influence companies with significant operations in Chile and the other countries where the Company has facilities.

Chile: Chile has a market-oriented economy characterized by a high level of foreign trade, strong financial institutions and sound economic policy that have given it the strongest sovereign bond rating in South America. The Chilean economy grew by 3.2% in 2008, as compared to 4.7% in 2007, it fell short of projections made earlier in the year by both the Central Bank and a consensus of private analysts. This smaller growth rate is largely explained by the worldwide financial crisis and the decrease of the country’s exports. The unemployment rate has remained steady over the past two years, dropping to 7.0% and 7.4% at the end of 2007 and 2008, respectively. However, the unemployment rate is expected to increase to 9.6% in 2009. During, 2008 the Chilean economy observed a high rate of inflation, explained by increased food, oil and energy prices, reaching a rate of 8.9% compared to 7.4% in 2007. In 2009, economic growth is expected to increase between 0.0% to 0.5% as a result of low export levels, high energy costs and unfavorable worldwide economics conditions.

Peru: With an expansion of 9.8% in 2008, Peru's economy showed, for the fifth consecutive year, an economic growth rate above 5%. Domestic demand and exports of natural gas, minerals and agriculture products, were the main drivers of its high growth rate. In 2008, the inflation rate increased compared to prior years due to higher international prices for oil and imported products. In addition, the inflation rate was 6.7%, which was higher than the Peruvian’s Central Bank goal of 3.0%. In 2009, it is expected that the decrease in the pace of the global economy could lead to a fall in Peru’s trade, but domestic demand is expected to remain strong, producing only moderate economic growth of approximately a 4.0%.

Argentina: In 2008, the Argentine economy grew by 7.0% experiencing robust growth as it had in the preceding years and surpassing the level of activity reached in 1998 prior to the recession, due to robust domestic demand and Governmental expenditures. The unemployment rate rose to 7.9% in 2008, as compared to 7.5% in 2007, and is expected to increase to 9.5% in 2009. The official rate of inflation fell to 7.2% in 2008, as compared to 8.5% in 2007, explained by the government’s efforts to control inflation despite an increase in food, oil and energy prices. GDP growth for 2009 is estimated at -0.7%, explained by several factors such as the fall in the private consumption, low export demand and lack of large -scale projects in the energy sector that are expected to limit the supply of electricity and natural gas.

While cyclical downturns in the Chilean or regional economy have an adverse effect on the Company’s business and results of operations, reduced domestic and regional sales can be partially offset by increases in exports outside the region, particularly with respect to the Company’s brass mills products, which meet international standard specifications and can be produced and sold competitively in international markets. There can be no assurance, however, that profits on any export sales would fully offset lost profits resulting from reductions in domestic or regional sales. Export sales for each business unit consist of all sales made to customers in countries other than those countries where the Company maintains operations for that respective business unit. In 2008, 17.7% of the Company’s consolidated revenues were attributable to exports.

Fluctuations in LME Metal Prices and Exchange Rates between Currencies

The Company’s revenues fluctuate as a result of the appreciation or depreciation of the Chilean peso versus the U.S. dollar since substantially all of the Company’s sales—whether for local or export markets—are linked to the London Metal Exchange (LME) price of copper, which is denominated in U.S. dollars and has historically fluctuated widely. In addition, the Company’s export sales are generally invoiced in U.S. dollars. In order to reduce the effects of fluctuations in the price of copper and aluminum on its results of operations, the Company’s pricing policy is to sell its copper and aluminum products based on the quantity of metal contained in the product valued at the prices of the LME with a cost-plus. Generally, the Company has been able to increase its selling prices in response to increases in costs of copper and/or aluminum. There can be no assurance, however, that the Company will be able to recover increases in the cost of copper and/or aluminum in the future. Fluctuations in the market price of aluminum have become more important for the Company, during the recent years, due to the recent higher aluminum sales volume.

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

The Company’s Summary of Operations

The following table provides certain information relating to the Company’s results of operations in millions of Chilean pesos and as a percentage of net sales for the periods indicated:

Year ended December 31,
(in Ch$ million as of Dec. 31, 2008, except percentages)
	2006		2007		2008
Net Sales	653,964	100.0%	695,883	100.0%	692,958	100.0%
Cost of Goods Sold	(560,196)	-85.7%	(614,304)	-88.3%	(612,810)	-88.4%
Gross Income	93,768	14.3%	81,579	11.7%	80,148	11.6%
SG&A Expenses	(33,225)	-5.1%	(37,895)	-5.4%	(40,134)	-5.8%
Operating Income	60,543	9.3%	43,684	6.3%	40,014	5.8%
Non-Operating Income	2,818	0.4%	3,400	0.5%	166,677	24.1%
Non-Operating Expenses	(18,694)	-2.9%	(17,954)	-2.6%	(63,559)	-9.2%
Price-Level Restatement (1)	(1,488)	-0.2%	(3,044)	-0.4%	(2,769)	-0.4%
Net Non-Operating Results	(17,363)	-2.7%	(17,599)	-2.5%	100,350	14.5%
Income Taxes	(6,087)	-0.9%	(1,171)	-0.2%	(39,709)	-5.7%
Minority Interest	(1,799)	-0.3%	(3,602)	-0.5%	(3,684)	-0.5%
Amortization of Negative Goodwill	31	0.0%	97	0.0%	212	0.0%
Net Income	35,326	5.4%	21,410	3.1%	97,184	14.0%

(1) Includes the effect of foreign exchange differences gains (losses).

The following tables set forth, for each of the periods indicated, the sales volumes, net sales and operating income of each of the Company’s business units, as well as the percentage of the Company’s total consolidated sales volume, revenues and operating income, respectively:

Sales Volumes
(in tons, except percentages)
	2006		2007		2008
Wire & Cable (1)	79,368	58.7%	87,925	55.5%	78,998	51.6%
Brass Mills	28,011	20.7%	21,831	13.8%	17,510	11.4%
Flexible Packaging	15,649	11.6%	38,259	24.2%	43,689	28.5%
Profiles	12,262	9.1%	10,354	6.5%	10,851	7.1%
Total	135,290	100.0%	158,369	100.0%	153,056	100.0%

(1) Total sales volumes presented in tons exclude optical fiber sales.

Year ended December 31,
(in Ch$ million as of Dec. 31, 2007, except percentages)
	2006		2007		2008
Net Sales
Wire & Cable	421,312	64.4%	448,501	64.5%	436,954	63.1%
Brass Mills	139,628	21.4%	112,202	16.1%	88,909	12.8%
Flexible Packaging	54,033	8.3%	96,921	13.9%	130,445	18.8%
Profiles	38,990	6.0%	38,259	5.5%	36,650	5.3%
Total	653,963	100.0%	695,883	100.0%	692,958	100.0%

Operating Income (Loss)
Wire & Cable	40,117	66.3%	33,256	76.1%	30,549	76.4%
Brass Mills	11,454	18.9%	(1,480)	-3.4%	(6,281)	-15.7%
Flexible Packaging	5,613	9.3%	9,565	21.9%	14,828	37.1%
Profiles	3,359	5.5%	2,343	5.4%	918	2.3%
Total	60,543	100.0%	43,684	100.0%	40,014	100.0%

2008 versus 2007

The revenues in 2008 amounted to Ch$692,958 million, which represents a decrease of 0.4% compared to the previous year. The difference between 2008 and 2007 is mainly explained by reduced sales of the Wire & Cable, Profiles and Brass Mills units, offset by an increase of the Flexible Packaging unit’s sales. Revenues decreased by Ch$32,169 million, due to sale of the Wire & Cable unit and a Ch$29,244 million increase in prices. Among the packaging subsidiaries, there were increased sales in the Argentine and Peruvian subsidiaries of Ch$10,373 million and Ch$20,343 million, respectively.

Consolidated sales volumes in 2008 declined by 4.6% from 2007 to 151,048 tonnes, due to a reduction in cable sales and decreases in the Brass Mills unit’s sales. These lower sales were offset by an increase in copper rod sales to third parties by Madeco Chil, higher sales by the Flexible Packaging unit (rotogravure and domestic sales) and increased sales by the Profiles unit.

Gross margin fell to Ch$80,148 million, a 1.8% decrease compared to the previous year, as a result of the sale of the Wire & Cable unit. The reduction in the cost of sales in 2008 of Ch$1,494 million was mainly due to the low volumes of raw materials (copper and aluminum) due to the sale. This was offset by increases in salaries (principally in Brazil and Chile) and manufacturing costs (energy, fuel, spares, etc.) in the Company’s subsidiaries.

Operating income in 2008 was Ch$40,014 million, a reduction of 8.4% compared to 2007. This is due to the sale of the Wire & Cable unit, and, to a lesser extent, lower financial results from the other business units. There was a reduction in gross margin of Ch$1,431 million and an increase in administrative and selling expenses of Ch$2,240 million, both compared to 2007, explained by increases in the gross margin of Ficap, Indeco and Madeco Chile due to higher salaries and general expenses (information technology, advisory services, etc.). The operating income for the Brass Mills unit decreased to Ch$4,802 million, and for the Profiles unit, operating income decreased to Ch$1,424 million. These were offset by the an increase in the Flexible Packaging unit’s [operating income] of Ch$5,264 million.

Net income after taxes and minority interest for 2008 increased to Ch$97,184 million, compared to Ch$21,410 million in 2007. The increase is due to a gain in the non-operating result of Ch$117,949 million, explained by an increase in non-operating income offset by a decrease in the amortization of goodwill; a reduction in operating income of Ch$3,671 million, due to the sale of the Wire & Cable unit; and a higher charge for income tax, minority interest and others of Ch$38,504 million. These effects derived mainly from the sale of the Company’s Wire & Cable unit.

Analysis of Operating Segment Performance: 2008 versus 2007

The Company’s operating results for each business unit are described in further detail below:

Wire & Cable

Year 2008 (in Ch$ million, except percentages)
	Chile	Brazil	Peru	Argentina	Colombia	Optical Fiber	Inter-company	Wire & Cable Unit
Revenues	127,545	207,902	89,708	16,825	21,478	1,887	(28,393)	436,954
COGS	(118,542)	(186,729)	(75,526)	(14,139)	(18,566)	(1,810)	15,385	(386,462)
Gross Income	9,003	21,173	14,182	2,686	2,912	77	457	50,492
Gross Margin	7.1%	10.2%	15.8%	16.0%	13.6%	4.1%	-1.6%	11.6%
SG&A	(2,833)	(10,332)	(3,612)	(852)	(1,355)	(356)	(603)	(19,943)
Operating Income	6,170	10,841	10,570	1,834	1,557	(279)	(146)	30,549
Operating Margin	4.8%	5.2%	11.8%	10.9%	7.2%	-14.8%	0.5%	7.0%

Year 2007 (in Ch$ million, except percentages)
	Chile	Brazil	Peru	Argentina	Colombia	Optical Fiber	Inter-company	Wire & Cable Unit
Revenues	167,874	217,430	94,825	26,816	24,165	2,559	(85,168)	448,501
COGS	(158,873)	(194,803)	(79,732)	(23,160)	(20,096)	(2,593)	85,039	(394,218)
Gross Income	9,001	22,627	15,093	3,656	4,069	(34)	(129)	54,283
Gross Margin	5.4%	10.4%	15.9%	13.6%	16.8%	-1.3%	0.2%	12.1%
SG&A	(2,615)	(10,944)	(3,150)	(1,037)	(1,155)	(402)	(1,724)	(21,027)
Operating Income	6,386	11,683	11,943	2,619	2,914	(436)	(1,853)	33,256
Operating Margin	3.8%	5.4%	12.6%	9.8%	12.1%	-17.0%	2.2%	7.4%

2008 versus 2007 % change
	Chile	Brazil	Peru	Argentina	Colombia	Optical Fiber	Wire & Cable Unit
Revenues	-24.0%	-4.4%	-5.4%	-37.3%	-11.1%	-26.3%	-2.6%
COGS	-25.4%	-4.1%	-5.3%	-39.0%	-7.6%	-30.2%	-2.0%
Gross Income	0.0%	-6.4%	-6.0%	-26.5%	-28.4%	-326.5%	-7.0%
SG&A	8.3%	-5.6%	14.7%	-17.8%	17.3%	-11.4%	-5.2%
Operating Income	-3.4%	-7.2%	-11.5%	-30.0%	-46.6%	-36.0%	-8.1%

As stated above, the Company’s Wire & Cable unit was sold at the end of the third quarter of 2008, as a result the operating results of this business unit were not included in the Company’s last quarter of 2008.

Revenues in 2008 amounted to Ch$436,954 million, a 2.6% less than in 2007. Sales volumes declined by 10.2% in the same period. If sales up to the third quarter of 2008 are compared to the prior year, sales volumes increased by 17.5%, due to increased sales in Brazil of 4,179 tonnes of aluminum cables, 6,908 tonnes of copper rod in Chile and 1,716 tonnes of copper cable in Peru. These increases were offset by lower sales in Argentina of 3,123 tonnes.

The operating income of this unit was Ch$30,549 million for the year 2008, compared to Ch$33,256 million in 2007. At the end of the third quarter, operating income had increased 2.6%.

Brass Mills

Year 2008 (in Ch$ million, except percentages)
	Chile	Argentina	Coins	Inter-company	Brass Mills Unit
Revenues	87,632	14,232	8,312	(21,267)	88,909
COGS	(87,351)	(14,539)	(7,018)	21,275	(87,633)
Gross Income	281	(307)	1,294	8	1,276
Gross Margin	0.3%	-2.2%	15.6%	0.0%	1.4%
SG&A	(4,302)	(1,379)	(1,196)	(680)	(7,557)
Operating Income	(4,021)	(1,686)	98	(672)	(6,281)
Operating Margin	-4.6%	-11.8%	1.2%	3.2%	-7.1%

Year 2007 (in Ch$ million, except percentages)
	Chile	Argentina	Coins	Inter-company	Brass Mills Unit
Revenues	107,060	10,447	11,000	(16,305)	112,202
COGS	(104,438)	(9,579)	(10,103)	16,302	(107,818)
Gross Income	2,622	868	897	(3)	4,384
Gross Margin	2.4%	8.3%	8.2%	0.0%	3.9%
SG&A	(4,031)	(771)	(490)	(572)	(5,864)
Operating Income	(1,409)	97	407	(575)	(1,480)
Operating Margin	-1.3%	0.9%	3.7%	3.5%	-1.3%

2008 versus 2007 % change
	Chile	Argentina	Coins	Brass Mills Unit
Revenues	-18.1%	36.2%	-24.4%	-20.8%
COGS	-16.4%	51.8%	-30.5%	-18.7%
Gross Income	-89.4%	-135.4%	44.3%	-70.9%
SG&A	6.7%	78.9%	144.1%	28.9%
Operating Income	185.3%	-1838.1%	-75.9%	324.2%

Revenues in 2008 amounted to Ch$88,909 million, a reduction of 20.8% compared to the prior year, mainly due to a 19.8% decline in sales volume and a slight 1.2% decrease in the unit’s average sales prices.

Gross margin decreased to Ch$1,274 million, as compared to Ch$4,384 million in 2007, due to the lower price of copper products sold throughout the fourth quarter with a cost tied to a weighted average price over the LME price as a result of the sharp fall in copper prices during the last quarter of 2008 (the average LME copper price in September 2008 was US$6,990/tonne, compared to US$3,071/tonne in December 2008).

Operating income decreased by Ch$6,283 million, compared to Ch$1,480 million in 2007, mainly due to a Ch$3,109 million decrease in gross margin and a Ch$1,693 million increase in administrative and selling expenses due to higher remunerations costs and other expenses.

Flexible Packaging

Year 2008 (in Ch$ million, except percentages)
	Chile	Argentina	Peru	Inter-company	Flexible Packaging Unit
Revenues	41,508	27,409	63,470	(1,942)	130,445
COGS	(34,768)	(23,744)	(51,836)	1,938	(108,410)
Gross Income	6,740	3,665	11,634	(4)	22,035
Gross Margin	16.2%	13.4%	18.3%	0.2%	16.9%
SG&A	(2,428)	(1,256)	(2,906)	(617)	(7,207)
Operating Income	4,312	2,409	8,728	(621)	14,828
Operating Margin	10.4%	8.8%	13.8%	32.0%	11.4%

Year 2007 (in Ch$ million, except percentages)
	Chile	Argentina	Peru	Inter-company	Flexible Packaging Unit
Revenues	38,510	16,114	46,314	(4,017)	96,921
COGS	(32,049)	(14,385)	(39,067)	3,763	(81,738)
Gross Income	6,461	1,729	7,247	(254)	15,183
Gross Margin	16.8%	10.7%	15.6%	6.3%	15.7%
SG&A	(2,136)	(833)	(2,365)	(284)	(5,618)
Operating Income	4,325	896	4,882	(538)	9,565
Operating Margin	11.2%	5.6%	10.5%	13.4%	9.9%

2008 versus 2007 % change
	Chile	Argentina	Peru	Flexible Packaging Unit
Revenues	7.8%	70.1%	37.0%	34.6%
COGS	8.5%	65.1%	32.7%	32.6%
Gross Income	4.3%	112.0%	60.5%	45.1%
SG&A	13.7%	50.8%	22.9%	28.3%
Operating Income	-0.3%	168.9%	78.8%	55.0%

Revenues increased by 34.6% to Ch$130,445 million, compared to Ch$96,921 million in 2007. Sales volume in the Peru and Chile operations rose by 2,762 and 1,482 tonnes, respectively. In Argentina, sales volume rose by 1,186 tonnes.

Cost of sales increased by 32.6% to Ch$108,410 million, compared to Ch$81,738 million in 2007, mainly due to higher raw materials prices (oil prices in particular), which were offset by the reduction plans established by the Company.

Gross margin rose to Ch$22,035 million as compared to Ch$15,183 million in 2007. As a proportion of sales, gross margin increased from 15.7% to 16.9%.

Administrative and selling expenses increased by 28.3%, from Ch$5,618 million to Ch$7,207 million, mainly due to higher administrative and selling expenses in Argentina and Peru.

Operating income in 2008 was Ch$14,828 million, 55.0% higher than in 2007.

Profiles

Year 2008 (in Ch$ million, except percentages)
	Chile	Profiles Unit
Revenues	36,650	36,650
COGS	(30,305)	(30,305)
Gross Income	6,345	6,345
Gross Margin	17.3%	17.3%
SG&A	(5,427)	(5,427)
Operating Income	918	918
Operating Margin	2.5%	2.5%

Year 2007 (in Ch$ million, except percentages)
	Chile	Profiles Unit
Revenues	38,259	38,259
COGS	(30,530)	(30,530)
Gross Income	7,729	7,729
Gross Margin	20.2%	20.2%
SG&A	(5,385)	(5,385)
Operating Income	2,3423	2,343
Operating Margin	6.1%	6.1%

2008 versus 2007 % change
	Chile	Profiles Unit
Revenues	-4.2%	-4.2%
COGS	-0.7%	-0.7%
Gross Income	-17.9%	-17.9%
SG&A	0.8%	0.8%
Operating Income	-60.8%	-60.8%

In 2008, revenues declined by 4.2% to Ch$36,650 million as compared to Ch$38,259 million in 2007. This is the result of a decline in prices which lowered revenues by Ch$3,446 million, which was only partially offset by an increase in sales volumes of Ch$1,836 million.

In 2008, the cost of sales decreased by 0.7% to Ch$30,305 million as compared to Ch$30,530 million in 2007, as a result of reduced sales partly offset by higher manufacturing costs.

In 2008, operating income decreased to Ch$918 million, compared to Ch$2,343 million reported in 2007, mainly due to an 0.8% increase in administrative and selling expenses and a 17.9% decrease in the gross margin.

The Company’s Non-Operating Results

In 2008, non-operating results increased by Ch$117,949 million, from a charge of Ch$17,599 million to a gain of Ch$100,350 million as a result of:

  Other non-operating income (net of expenses) increased by Ch$132,603 million due to the gain on the sale of Company’s Wire & Cable unit, plus a revaluation of the assets of Indelqui, which was only partially offset by the liquidation of the equity reserve of the above investments.
  Amortization of Goodwill: a decrease in the amortization of goodwill of Ch$15,032 million as a result of the sale of the Wire & Cable unit.
Income Tax: In 2007, income tax totaled Ch$39,709 million, compared to Ch$1,171 million the year before. This increase is due to the extraordinary gain by the Company on the sale of the Wire & Cable unit, and to a lesser extent the increase in net income for 2008.

Minority Interest and Negative Goodwill: The Company’s minority interest reflects the portion of profits or losses that correspond to the holdings of the minority shareholders in the subsidiaries Alusa, Decker and Indalum (and the subsidiaries of Cables until September 2008). The minority interest in 2008, plus negative goodwill, amounted to Ch$3,471 million, Ch$34 million less than in 2007.

2007 versus 2006

Consolidated financial results as of December 31, 2007, increased by 6.4% over 2006, reaching Ch$695,883 million. The increase in sales is due to the contribution from the Company’s acquisitions made in 2007 (Cedsa, Peruplast and Tech Pak) and an increase in sales of cable subsidiaries in Brazil, Peru and Argentina, partially offset by a reduction in sales of the Brass Mills unit.

Consolidated sales volume rose by 17.1% in 2007 compared to the prior year. The Flexible Packaging unit increased its sales by 144.5%, largely due to the contribution made by the acquisitions and subsequent consolidation in Peru. Second was the Wire & Cable unit which increased its sales by 10.8%, mainly due to improved performances by its subsidiaries in Brazil, Peru and Argentina, and also the contribution of the operation in Colombia acquired in 2007. The Profiles and Brass Mills units obtained reductions in their tonnage sold of 15.6% and 22.1% respectively, the result of heavy price pressure from both domestic and international competitors.

Gross income fell to Ch$81,579 million in 2007, a decrease of 13.0% compared to the previous year (Ch$93,768 million), due to the extraordinary income reported during 2006 and the weaker performance of the Brass Mills unit as a result of lower volumes and margins. These negative effects were partially offset by the contributions of the new companies which jointly produced a gross income of Ch$11,011 million, representing 13.5% of the total gross income for 2007. Additionally, the increase in the cost of sales in 2007 of Ch$54,108 million was mainly due to the higher cost of raw materials (copper and aluminum) and the inclusion of the new companies in the consolidation.

By the end of 2007, the Company’s operating income had decreased by 27.8% to Ch$43,685 million. This decrease was due to the drastic fall in the performance of the Brass Mills unit, especially in Chile. Secondly, the previous year included extraordinary gains that were not repeated in 2007, due to the sharp rise in the copper price in April, May and June 2006. Furthermore, this lower income is partly explained by the reduced gross income of Ch$12,189 million and an increase of Ch$4,671 million in administrative and selling expenses. The latter is essentially due to the expenses incurred by the inclusion of Cedsa and Peruplast (Ch$3,521 million) and the increase in the Profiles unit (Ch$1,304 million) resulting from the strategy for strengthening its commercial structure.

Analysis of Operating Segment Performance: 2007 versus 2006

The Company’s operating results for each business unit are described in further detail below:

Wire & Cable

Year 2007 (in Ch$ million, except percentages)
	Chile	Brazil	Peru	Argentina	Colombia	Optical Fiber	Inter-company	Wire & Cable Unit
Revenues	167,875	177,137	135,118	26,816	24,165	2,559	(85,169)	448,501
COGS	(158,872)	(154,832)	(119,703)	(23,160)	(20,096)	(2,593)	85,039	(394,217)
Gross Income	9,003	22,305	15,415	3,656	4,069	(34)	(130)	54,284
Gross Margin	5.4%	12.6%	11.4%	13.6%	16.8%	-1.3%	0.2%	12.1%
SG&A	(2,614)	(10,944)	(3,150)	(1,037)	(1,155)	(402)	(1,724)	(21,026)
Operating Income	6,389	11,360	12,264	2,619	2,913	(436)	(1,853)	33,257
Operating Margin	3.8%	6.4%	9.1%	9.8%	12.1%	-17.0%	2.2%	7.4%

Year 2006 (in Ch$ million, except percentages)
	Chile	Brazil	Peru	Argentina	Colombia	Optical Fiber	Inter-company	Wire & Cable Unit
Revenues	154,122	166,602	139,261	15,721	N/C	1,668	(56,063)	421,312
COGS	(140,053)	(140,191)	(121,500)	(13,106)	N/C	(1,790)	55,137	(361,503)
Gross Income	14,069	26,410	17,762	2,615	N/C	(122)	(926)	59,8088
Gross Margin	9.1%	15.9%	12.8%	16.6%	N/C	-7.3%	1.7%	14.2%
SG&A	(2,544)	(11,176)	(3,270)	(744)	N/C	(383)	(1,574)	(19,691)
Operating Income	11,525	15,234	14,491	1,871	N/C	(505)	(2,499)	40,117
Operating Margin	7.5%	9.1%	10.4%	11.9%	N/C	-30.3%	4.5%	9.5%

2007 versus 2006 % change
	Chile	Brazil	Peru	Argentina	Colombia	Optical Fiber	Wire & Cable Unit
Revenues	8.9%	6.3%	-3.0%	70.6%	N/C	53.4%	6.5%
COGS	13.4%	10.4%	-1.5%	76.7%	N/C	44.8%	9.0%
Gross Income	-36.0%	-15.5%	-13.2%	39.8%	N/C	-72.3%	-9.2%
SG&A	2.7%	-2.1%	-3.7%	39.4%	N/C	4.8%	6.8%
Operating Income	-44.6%	-25.4%	-15.4%	40.0%	N/C	-13.8%	-17.1%

In 2007, revenues reached Ch$448,501 million, up 6.5% compared to Ch$421,312 million in 2006, due to metal price increases and higher sales volume. Sales volume of metallic wire and cables increased by 10.8%, particularly due to aluminum cables in Brazil (46.3%) and Argentina (135.5%), copper cables in Peru (23.2%) and the inclusion of Cedsa (with an addition of 4,031 tonnes). On the other hand, sales volumes of copper wire fell by 25.1% in Peru and 23.6% in Chile, due to higher internal consumption and the incorporation of Cedsa to the Company (an old customer for wire).

In 2007, cost of goods sold rose 9.0% to Ch$394,217 million, as compared to Ch$361,503 million in 2006. This increase reflects growth of 10.8% in volume sold, increased raw material costs of copper and aluminum on the LME and the inclusion of Cedsa.

In 2007, gross income decreased 9.2% to Ch$54,284 million, as compared to Ch$59,808 million in 2006. This decrease is mainly due to the lack of extraordinary gains seen in 2006 due to the abrupt rises in the copper price, the larger portion of aluminum cables in the product mix (which have lower average margins than copper cables) and the steep fall in wire margins.

In 2007, selling, general and administrative expenses increased 6.8% to Ch$21,026 million, as compared to Ch$19,691 million in 2006, due to the inclusion of Cedsa (Ch$1,157 million) and the higher costs of implementing the requirements of the US Sarbanes Oxley Act. In spite of higher sales, selling, general and administrative expenses maintained its ratio of 4.7% over sales.

In 2007, operating income decreased by 17.1% to Ch$33,257 million, as compared to Ch$40,117 million in 2006. This decrease is mainly due to an 86.1% reduction in operating income from copper wire (Ch$6,094 million).

Brass Mills

Year 2007 (in Ch$ million, except percentages)
	Chile	Argentina	Coins	Inter-company	Brass Mills Unit
Revenues	107,060	10,447	11,000	(16,305)	112,202
COGS	(104,438)	(9,579)	(10,103)	16,301	(107,819)
Gross Income	2,621	868	897	(3)	4,383
Gross Margin	2.4%	8.3%	8.2%	0.0%	3.9%
SG&A	(4,031)	(771)	(490)	(572)	(5,864)
Operating Income	(1,410)	97	407	(575)	(1,481)
Operating Margin	-1.3%	0.9%	3.7%	3.5%	-1.3%

Year 2006 (in Ch$ million, except percentages)
	Chile	Argentina	Coins	Inter-company	Brass Mills Unit
Revenues	128,112	11,523	13,741	(13,748)	139,628
COGS	(115,743)	(9,598)	(10,500)	13,725	(122,117)
Gross Income	12,369	1,924	3,241	(23)	17,511
Gross Margin	9.7%	16.7%	23.6%	0.2%	12.5%
SG&A	(4,084)	(862)	(638)	(473)	(6,057)
Operating Income	8,285	1,062	2,603	(495)	11,454
Operating Margin	6.5%	9.2%	18.9%	3.6%	8.2%

2007 versus 2006 % change
	Chile	Argentina	Coins	Brass Mills Unit
Revenues	-16.4%	-9.3%	-19.9%	-19.6%
COGS	-9.8%	-0.2%	-3.8%	-11.7%
Gross Income	-78.8%	-54.9%	-72.3%	-75.0%
SG&A	-1.3%	-10.6%	-23.2%	-3.2%
Operating Income	-117.0%	-90.9%	-84.4%	-112.9%

In 2007, revenues decreased by 19.6% to Ch$112,202 million, compared to Ch$139,628 million in 2006. The lower sales were mainly due to a substitution effect in the Company’s products, lower sales prices (strong competition inside Chile) and lower sales volume sold.

In 2007, cost of goods sold decreased 11.7%, but in terms of percentage over sales rose from 87.5% in 2006 to 96.1% in 2007. The higher ratio is partially explained by higher prices for raw materials and higher energy costs.

In 2007, gross income decreased to 3.9% of sales, as compared to 12.5% of sales in 2006. This is mainly due to a higher comparison base (due to extraordinary gains in 2006), devaluation of the dollar which eroded export prices, higher energy costs and the effects of competitive pricing pressures on the Chilean market.

In 2007, selling, general and administrative expenses decreased by 3.2% to Ch$5,864 million, as compared to Ch$6,057 million in 2006. As a percentage of sales, selling, general and administrative expenses increased to 5.2% in 2007 from 4.3% in 2006.

In 2007, operating income decreased 19.6% to a loss of Ch$1,481 million from a gain of Ch$11,454 million in 2006. Similarly, the operating margin decreased in 2007 to a negative 1.3% compared to a positive 8.2% in 2006.

Flexible Packaging

Year 2007 (in Ch$ million, except percentages)
	Chile	Argentina	Peru	Inter-company	Flexible Packaging Unit
Revenues	38,509	16,114	46,314	(4,016)	96,921
COGS	(32,049)	(14,385)	(39,067)	3,762	(81,738)
Gross Income	6,460	1,729	7,247	(254)	15,183
Gross Margin	16.8%	10.7%	15.6%	6.3%	15.7%
SG&A	(2,136)	(833)	(2,365)	(284)	(5,618)
Operating Income	4,324	896	4,882	(538)	9,565
Operating Margin	11.2%	5.6%	10.5%	13.4%	9.9%

Year 2006 (in Ch$ million, except percentages)
	Chile	Argentina	Peru	Inter-company	Flexible Packaging Unit
Revenues	36,456	18,366	N/C	(790)	54,033
COGS	(29,794)	(16,005)	N/C	788	(45,011)
Gross Income	6,662	2,361	N/C	(1)	9,022
Gross Margin	18.3%	12.9%	N/C	0.1%	16.7%
SG&A	(2,322)	(825)	N/C	(262)	(3,410)
Operating Income	4,341	1,535	N/C	(264)	5,613
Operating Margin	11.9%	8.4%	N/C	33.4%	10.4%

2007 versus 2006 % change
	Chile	Argentina	Peru	Flexible Packaging Unit
Revenues	5.6%	-12.3%	N/C	79.4%
COGS	7.6%	-10.1%	N/C	81.6%
Gross Income	-3.0%	-26.8%	N/C	68.3%
SG&A	-8.0%	0.9%	N/C	64.8%
Operating Income	-0.4%	-41.6%	N/C	70.4%

In 2007, revenues increased 79.4% to Ch$96,921 million as compared to Ch$54,033 million in 2006, mainly due to the incorporation of Peruplast (which merged in October 2007 with Tech Pak), whose sales amounted to Ch$46,314 million, including inter-company sales. Sales volume in Chile increased by 10.7%, offset by lower sales in Argentina of 1.7%. The sales volume of Peruplast was 21,636 tonnes in 2007, which was 95.7% of the unit’s volume.

In 2007, the cost of sales rose by 81.6%, to Ch$81,738 million from Ch$45,011 million in 2006. This includes Peruplast’s cost of sales of Ch$39,067 million (including the cost of inter-company sales). As a percentage of sales, cost of sales increased from 83.3% to 84.3%, due to the higher costs of raw materials (polypropylene, polyethylene, aluminum, etc.) as well as higher energy and labor costs.

In 2007, gross income increased 68.3% to Ch$15,183 million as compared to Ch$9,022 million in 2006. However, the gross margin decreased from 16.8% to 15.6%, mainly due to a reduction in the gross margin in Chile from 18.3% to 16.8%, and to a lesser extent, to reduced gross margin of Argentina, which decreased from 12.9% to 10.7%.

In 2007, selling, general and administrative expenses increased by 64.8%, or Ch$2,208 million, to negative Ch$5,618 million, from Ch$3,410 million in 2006, including the addition of Peru’s Ch$2,365 million in expenses. This increase reflects efforts by the Company, 2005 to streamline the business unit’s operations in order to achieve greater efficiency.

In 2007, operating income increased 70.4% to Ch$9,565 million as compared to Ch$5,613 million in 2006, mainly due to the incorporation of Peruplast and the Company’s cost cutting efforts.

Profiles

Year 2007 (in Ch$ million, except percentages)
	Chile	Profiles Unit
Revenues	38,259	38,259
COGS	(30,530)	(30,530)
Gross Income	7,729	7,729
Gross Margin	20.2%	20.2%
SG&A	(5,385)	(5,385)
Operating Income	2,343	2,343
Operating Margin	6.1%	6.1%

Year 2006 (in Ch$ million, except percentages)
	Chile	Profiles Unit
Revenues	38,991	38,990
COGS	(31,565)	(31,565)
Gross Income	7,425	7,425
Gross Margin	19.0%	19.0%
SG&A	(4,066)	(4,066)
Operating Income	3,359	3,359
Operating Margin	8.6%	8.6%

2007 versus 2006 % change
	Chile	Profiles Unit
Revenues	-1.9%	-1.9%
COGS	-3.3%	-3.3%
Gross Income	4.1%	4.1%
SG&A	32.4%	32.4%
Operating Income	-30.3%	-30.3%

In 2007, revenues decreased by 1.9% to Ch$38,259 million from Ch$38,990 million in 2006. This is mainly due to a positive price effect of Ch$5,334 million and a negative volume effect of Ch$6,067 million.

In 2007, cost of goods sold decreased by 3.3% to Ch$30,530 million as compared to Ch$31,565 million in 2006, due to a reduction in sales volume of 15.6% as compared to the previous year. This was offset by higher aluminum prices. As a percentage of sales, cost of goods sold decreased to 79.8% in 2007 from 81.0% in 2006.

In 2007, gross margin as a percentage of sales increased to 20.2% from 19.0% in 2006.

In 2007, selling, general and administrative expenses increased 32.4% to Ch$5,385 million as compared to Ch$4,066 million in 2006, due to higher sales and marketing expenses related to the enhancement of Company’s commercial network in Chile.

In 2007, the Company’s operating income from profiles decreased by 30.3%, or Ch$1,016 million, to Ch$2,343 million as compared to Ch$3,359 million in 2006. This is mainly due to higher sales and marketing expenses, and was offset by higher gross income in 2007 as compared to 2006.

The Company’s Non-Operating Results

In 2007, non-operating expenses increased by 1.4%, to Ch$17,598 million, as compared to Ch$17,363 million in 2006. For further details regarding the Company’s non-operating results, see Note 24 to the Company’s Consolidated Financial Statements.

  Non-Operating Income: In 2007, the Company’s non-operating income increased by Ch$582 million to Ch$3,400 million as compared to Ch$2,818 million in 2006. The higher non-operating income is mainly due to gains obtained on assets sales and higher gains in financial income as a result of increased interest rates on time deposits, export financing interest and the contributions of Peruplast and Cedsa.
  Non-Operating Expenses: In 2007, the Company’s non-operating expenses decreased by Ch$739 million as compared to the previous year due to less obsolescence and write-offs of long-term assets, reduced devaluation of idle assets and reduced adjustment to realization value of idle fixed assets, despite an increase in financial expenses and a reduction of income in related companies. Financial expenses increased by Ch$634 million in 2007, reflecting borrowings related to acquired companies (Cedsa added Ch$1,204 and Peruplast added Ch$750 million), offset by lower Company’s consolidated financial debt of Ch$753 million.
  Price-Level Restatement: In 2007, price level restatement, which is made up of inflationary adjustments and foreign exchange differences, increased by Ch$1,557 million as compared to the previous year. The price level restatement balance in 2007 reflected a net loss position of Ch$3,045 million compared to a net loss position of Ch$1,488 million in 2006. The higher expenses were due to a higher inflation rate (Chilean CPI), offset by higher profits from foreign exchange differences as a consequence of a revaluation of the Brazilian real, Colombian peso and Peruvian nuevo sol.
Income Taxes: In 2007, the Company reported a reduction in income tax expense of Ch$4,916 million as compared to Ch$6,088 million the year before, as a result of reduced taxable income (Madeco Chile, Ficap and Indeco), reversal of the valuation of deferred taxes and the use of tax losses by Madeco Chile. These reduced charges are partly offset by the inclusion of taxes of Cedsa (Ch$749 million) and Peruplast (Ch$1,281 million).

Minority Interest: The Company’s minority interest reflects the portion of profits or losses that correspond to the holdings of the minority shareholders in the subsidiaries Alusa, Indeco, Indalum and Cedsa. The minority interest in 2007 amounted to Ch$3,602 million, an increase of Ch$1,803 million over 2006, mainly due to Company’s new acquisitions.

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

Under U.S. GAAP, operating results for discontinued operations through the disposal date, as well as the gains or losses from ultimate sale, are reported in “Income (Loss) from discontinued operations, net” in the condensed Consolidated Statements of Income under U.S. GAAP. The assets and liabilities of the business units which were classified as held for sale as of December 31, 2007 and 2006 in the condensed balance sheet under U.S. GAAP have been sold, and for comparative purpose have been classified as “Assets of disposal groups” and “Liabilities of disposal groups”, respectively, in the respective Consolidated Balance Sheets under U.S. GAAP. Therefore, the Wire & Cable Unit amounts has been reclassified.

For more information on the discontinued operations as presented under U.S. GAAP, including certain selected financial information, see Note 35 of the Consolidated Financial Statements.

  Unconsolidated Peruplast

Under Chilean GAAP the Company, as of December 31, 2008, consolidated its 50% ownership interest in Peruplast S.A. Pursuant to a shareholders’ agreement, the Company, through its representatives on the board of directors, can appoint the chief executive officer of Peruplast. Consequently, the Company has the ability to establish financial and operational policies and strategies, which under Chilean GAAP is sufficient to infer control and require consolidation. However, the Company does not exercise control over Peruplast pursuant to U.S. GAAP and the investment is accounted for under the equity method. See Note 35 of the Consolidated Financial Statements.

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

Madeco’s foreign currency exchange exposure arises from maintaining foreign investments in Brazilian reais, Argentine pesos, Peruvian nuevos soles, Colombian pesos and U.S. dollars. For further explanation, see Note 2 c) to the Company’s Consolidated Financial Statements.

Working Capital in Foreign Currencies

The Company’s operating results and investments outside Chile are exposed to fluctuations of foreign currency exchange rates in part as a result of carrying working capital in local currencies. According to Chilean GAAP, the Company’s financial statements are expressed in Chilean pesos1 as a result of the consolidation of financial statements of Chilean subsidiaries expressed in Chilean pesos and the translation of the foreign subsidiaries’ financial statements expressed in the respective local currencies, restated in U.S. dollars following Chilean GAAP and converted to Chilean pesos using year-end exchange rates.

(1) Since the adoption of the IFRS accounting and reporting standards by Madeco on January 1st, 2009, the base currency of the Company was changed from Chilean Peso to U.S. Dollar.

The following table presents the working capital position in local currencies as of December 31, 2008 of the Company’s consolidated foreign subsidiaries. All amounts are expressed in millions of Chilean pesos.

	U.S. Dollar	R$	AR$	S$	Euro	Other currencies	Total
Current Assets	102,530	473	8,040	12,790	792	0	124,624
Current Liabilities	(26,102)	(418)	(3,861)	(2,250)	(67)	(7)	(32,705)
Working Capital in Local Currencies	76,427	55	4,179	10,540	725	(7)	91,919

The above table only includes the current assets and current liabilities in foreign currencies held by the Company as of December 31, 2008, and does not represent the Company’s total foreign currency exchange risk exposure. For additional discussion, see “Item 3. Key Information — Risk Factors” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Foreign Currency Exchange Rate Risk”.

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

During the years ended December 31, 2006, 2007 and 2008, the Company’s net charges to income related to allowances amounted to ThCh$395,339, ThCh$346,403 and ThCh$1,385,926, respectively.

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

During the years ended December 31, 2006, 2007 and 2008, the Company was able to sell certain products that were previously subject to the obsolescence provision, due to an increase in demand of certain products of the wire and cable segment, which resulted in lower cost of sales in the amount of ThCh$701,202, ThCh$312,578 and ThCh$72,926, respectively. Inventory values do not exceed their estimated net realizable value.

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

While the carrying values of property, plant and equipment may differ under Chilean GAAP and US GAAP, the impairment testing methodology is similar. During the years ended December 31, 2006, 2007 and 2008, the Company recorded charges for impairment related to its property, plant and equipment, including those assets which are temporarily inactive and underutilized production facilities, amounting to ThCh$1,090,765, ThCh$178,424 and ThCh$551,899, respectively.

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

During 2005 the Company recorded under Chilean GAAP a gain for the reversal of impairment related to its investment in Optel Ltda. of ThCh$608,156 that was recognized in 2003. Since under US GAAP reversal of impairment losses are not allowed, this gain was eliminated under US GAAP. There were no impairments or reversals of impairments recorded from 2006 to 2008.

Goodwill

The Company has significant intangible assets related to goodwill. Under Chilean GAAP, goodwill is depreciated on a straight line basis over its useful life and should be reviewed for impairment when events or circumstances, such as recurring losses indicate a possible inability to realize the carrying amount of the asset. Under US GAAP, Statement of Financial Accounting Standard (SFAS) No. 142, goodwill is not amortized however, it must be allocated to reporting units and tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business environment, indicate that there may be justification for conducting an interim test. Impairment testing is performed at the reporting-unit level (which is generally one level below the three major business segments of Madeco). The first part of the test is a comparison, at the reporting unit level, of the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value is less than the carrying value, then the second part of the test is required to measure the amount of potential goodwill impairment. The implied fair value of the reporting unit goodwill is calculated and compared to the carrying amount of goodwill recorded in the Company’s financial records. If the carrying value of reporting unit goodwill exceeds the implied fair value of that goodwill, then the Company would recognize an impairment loss in the amount of the difference, which would be recorded as a charge against net income. For further detail of the differences in goodwill between Chilean GAAP and U.S. GAAP see Note 35 of the Consolidated Financial Statements.

The fair values of the reporting units are determined using discounted cash flow models based on each reporting unit’s internal forecasts.

The impairment analysis requires management to make subjective judgments concerning estimates of how the assets will perform in the future using a discounted cash flow analysis. Additionally, estimated cash flows may extend beyond five years and, by their nature, are difficult to determine. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behavior and attrition, changes in revenue growth trends, cost structures and technology and changes in interest rates and specific industry or market sector conditions. There were no impairments or reversals of impairments recorded from 2006 to 2008.

Deferred Income Tax Valuation Allowance

The Company records a valuation allowance to reduce deferred tax assets to the amount that it believes is more likely than not to be realized. The valuation of the deferred tax asset is dependent on, amongst other things, the ability of the Company to generate a sufficient level of future taxable income.

The Company believes that the accounting estimate related to valuation allowances against deferred tax assets is critical because the analysis requires management to make subjective judgments concerning estimates and timing of future taxable income, considering both positive and negative evidence including historical results of operations, losses realized in recent periods, and the implementation of prudent and feasible tax planning strategies. The Company has reviewed and will continue to review its assumptions and tax planning strategies and, if the amount of the estimated realizable net deferred tax asset is less than the amount currently on the balance sheet, the Company would reduce its deferred tax asset, recognizing a non-cash charge against reported earnings. For additional information about deferred tax and the differences between Chilean GAAP and U.S. GAAP see Note 35 of the Consolidated Financial Statements.

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

The Company maintains forward foreign exchange contracts and foreign exchange swap contracts to cover the risks of fluctuation in exchange rates between the Chilean peso, US dollar and other currencies and changes in the interest rates. The Company enters into forward foreign exchange contracts to mitigate the risk that cash flows will be adversely affected by changes in exchange rates resulting from the collection of receivables from international customers and the purchase of supplies and raw materials. The Company also utilizes interest rate swap agreements to manage interest rate risk on its floating rate debt portfolio. These derivative instruments are recorded at fair value as of the balance sheet date in Other assets or Other liabilities. Changes in the fair values of such instruments are recorded in income. For further details see Note 27 of the Consolidated Financial Statements.

In addition, the Company held 600 tons of copper hedged by swaps. For further details see Note 27 of the Consolidated Financial Statements.

Net Realizable Values of Inventories

As of December 2008, before the decrease of the market Copper and Aluminum prices (LME), the Company registered its inventories at net realizable values whereby a charge of Ch$2.180 million was included in the net income of 2008.

U.S. GAAP Reconciliation

The Company prepares its audited consolidated financial statements in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. See Note 35 to the audited consolidated financial statements for a description of the material differences between Chilean GAAP and U.S. GAAP, as they relate to us and our consolidated subsidiaries, reconciliation to U.S. GAAP of net income and Shareholders’ equity and a discussion of new accounting rules under U.S. GAAP. The following table sets forth net income and Shareholders’ equity for the years ended December 31, 2006, 2007 and 2008 under Chilean GAAP and U.S. GAAP:

	Year Ended December 31,
	2006	2007	2008
	(in millions of constant Ch$ as of December 31, 2008)
Net income (Chilean GAAP)	35,326	21,410	97,184
Net income (U.S. GAAP)	39,814	23,681	73,176
Shareholders’ equity (Chilean GAAP)	294,215	287,381	415,179
Shareholders’ equity (U.S. GAAP)	283,434	278,944	352,607

Significant differences exist between net income and Shareholders’ equity under Chilean GAAP and under U.S. GAAP as presented in Note 35 to our audited consolidated financial statements.

The higher net income under U.S. GAAP, is a result of reversals in goodwill, reversals in impairment of property, plant and equipment – which generate a lower depreciation under U.S. GAAP – deferred income taxes and reversals of depreciation in increased value from technical revaluation of property, plant and equipment.

As part of the adoption of IFRS, the Shareholders’ Equity underwent changes including the revaluation of plant and equipment, changes in goodwill amortization criteria, changes in the staff severance indemnity and changes in deferred taxes.

Liquidity and Capital Resources

 The Company generally finances its activities with funds generated by its operations, short-term financing and, from time to time, long-term bond issuances and bank loans. On December 31, 2008, the Company’s total financial indebtedness was Ch$60,698 million (US$95.4 million). With respect to the Company’s financial bank and public debt, its total short-term financial indebtedness (including the short-term portion of long-term obligations) was Ch$31,603 million (US$49.6 million), and its long-term financial indebtedness was Ch$20,210 million (US$31.8 million). With respect to the Company’s other financial indebtedness, its short-term liabilities were Ch$315 million (US$0.5 million) and its long-term liabilities were Ch$8,570 million (US$13.5 million). Management believes that its current level of working capital is sufficient for its requirements, assuming an average copper price similar to the one witnessed in the first six months of 2009.

Short Term Financing

On December 31, 2008, the Company’s short-term bank debt (excluding the short-term portion of its long-term bank obligations) was Ch$20,594 million (equivalent to US$32.4 million).

On June 5, 2006, Madeco signed a US$50 million or Ch$26,680 million (historic value) 5-year club deal, of which US$28.6 million or Ch$15,261 million (historic value) was the local portion of the credit and US$21.4 million or Ch$11,419 million (historic value) was the off-shore portion of the credit. Approximately US$12 million or Ch$6,403 million (historic value) of the proceeds were used to repay debts held with Quiñenco. Another US$13 million or Ch$6,937 million (historic value), was used to repay a bridge loan that BBVA had granted to the Company pending the capital increase. The remaining US$25 million or Ch$13,340 million (historic value), was used for financing working capital. During 2006, US$12.2 million or Ch$6,510 million (historic value) of the local part of this credit was paid and in March 2007, the remainder was prepaid for an amount of US$16.4 million or Ch$8,751 million (historic value). As of June 2009, US$6.9 million or Ch$4,256 million (historic value) of the off-shore portion had been paid.

As of March 31, 2009, the Company’s total short-term bank debt (excluding the short-term portion of its long-term bank obligations) was Ch$18,460 million. This amount includes various short-term obligations, mainly from Madeco, Indalum and Alusa group to finance its working capital needs, among others.

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

Medium-Term and Long-Term Bank Loans

The Company’s consolidated medium-term and long-term bank debt (including the short-term portion of these loans) outstanding as of December 31, 2008, was approximately Ch$39,789 million .

The Company’s medium-term and long-term bank debt and other loans (including the short-term portion of these loans) outstanding as of March 31, 2009, was approximately Ch$36,734 million .

As of December 31, 2005, the Company’s subsidiary Alusa had a five year syndicated loan agreement with Banco de Chile and Banco del Estado for a total amount of UF300,000 (equivalent to US$10.5 million at the Ch$512.5 to US$1.00 observed exchange rate for December 31, 2005), with semi-annual payments. The principal covenants included a maximum leverage ratio of 0.75 times equity and a minimum equity of UF1,765,000 (equivalent to US$61.9 million at the Ch$512.5 to US$1.00 observed exchange rate for December 31, 2005). As of December 31, 2006, the Company was in compliance with all of these covenants. On March 8, 2007, all the covenants related to these loans were eliminated, and it was agreed that Madeco must own at least 50.1% of the common stock shares with voting power. On April 31, 2005, the Company’s subsidiary, Alusa S.A., obtained a loan from Banco Security of UF163,000 (equivalent to US$5.7 million at the Ch$512.5 to US$1.00 observed exchange rate for December 31, 2005). The initial terms of the loan were an annual interest rate of TAB for a 180 day period (interest at which banks lend to each other) plus 0.8% and a total payment period of five years (due in 2010). The main covenant agreed upon was that Madeco must own at least 50.1% of the common stock shares with voting power. In May 2006, Alusa renegotiated a leaseback of UF306,983 reducing the interest rate from a 6.53% variable rate to a 4.80% fixed rate and the term from 15 years to 10 years.

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

The Company’s Compliance with Financial Covenants

During 2008 and the first quarter 2009, the Company was in compliance with all financial and non-financial covenants required by banks and bondholders.

Changes in the Company’s Risk Classification

Rating agencies evaluate Madeco’s common shares and its debt. Humphreys Clasificadora de Riesgo Ltda. (“Humphreys Ltda.”) and Feller Rate Clasificadora de Riesgo Limitada (“Feller”) have published ratings related to the financial standing of certain of Madeco’s debt instruments and shares. These two rating agencies are registered with the Superintendency of Securities and Insurance (the Chilean regulatory authority). In March 2009, these agencies classified the Company’s debt as BBB+ and its shares as First Class Level 3.

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

Contractual Obligations and Commercial Commitments

The following table summarizes the Company’s financial obligations, their expected maturities as of December 31, 2008, and the effect such obligations are expected to have on the Company’s liquidity and cash flow in the periods indicated:

Contractual Obligations Due by Period (in Ch$ million)
Contractual Obligations	Total	< 1 year	1-3 years	3-5 years	> 5 years
Short-Term and Long-Term Debt	49,626	29,690	15,929	3,522	758
Capital Lease Obligations	10,755	2,186	3,589	3,040	1,940
Operating Leases	663	346	215	102	-
Other Long-Term Obligations	261	-	261	-	-
Service Contracts	-	-	-	-	-
Severance Indemnities	1,639	531	66	36	1006
Total Contractual Obligations	62,944	32,753	20,060	6,700	3,704

As of December 31, 2008, the Company had standby Commercial Commitments and Guarantees amounting to Ch$5,524 million with a number of lending institutions (for further detail see Note 22 to the consolidated financial statements). Of these contingent commitments, guarantees of Ch$586 million are scheduled to be released within the upcoming 12 month period.

Liquidity

 As of March 31, 2009, the Company had Ch$157,634 million in cash and cash equivalents. The Company’s total short-term indebtedness with banks and financial institutions amounted to Ch$29,946 million. This was comprised of Ch$27,889 million of the current long-term bank debt, Ch$2,058 million in other loans, Ch$18,788 million in various accounts and notes payable and Ch$7 million in payables to related parties. Long-term indebtedness (excluding the current portion thereof) included Ch$16,716 million of long-term obligations with banks and Ch$8,532 million in other loans.

As of December 31, 2008, the Company had Ch$154,563 million in cash and cash equivalents. The Company’s total short-term indebtedness with banks and financial institutions amounted to Ch$31,198 million, composed of Ch$20,594 million of the current portion of bank debt, Ch$8,822 million of the current portion of long-term bond debt, Ch$2,502 million in other loans, Ch$20,673 million in various accounts and notes payable and Ch$442 million in payables to related parties. Long-term indebtedness (excluding the current portion thereof) included Ch$20,210 million of long-term obligations with banks and Ch$8,570 million of other loans.

As of December 31, 2007, the Company had Ch$12,195 million in cash and cash equivalents. The Company’s total short-term indebtedness with banks and financial institutions amounted to Ch$38,023 million, composed of Ch$19,135 million of the current portion of long-term bank debt, Ch$5,508 million of the current portion of long-term bond debt, Ch$2,506 million in other loans, Ch$36,968 million in various accounts and notes payable and Ch$667 million in payables to related parties. Long-term indebtedness (excluding the current portion thereof) included Ch$39,341 million of long-term obligations with banks, Ch$18,019 million of long-term bond obligations, Ch$7,755 million of long-term accounts and notes payable.

Cash Flow

As of December 31, 2008, the Company had cash and cash equivalents totaling Ch$154,563 million compared to Ch$12,196 million as of December 31, 2007, and Ch$20,521 million as of December 31, 2006.

The Company’s cash flows from operating, investing and financing activities, as reflected in the Consolidated Financial Statements of Cash Flows, are summarized in the following table:

Cash Flow(1)	2006	2007	2008
Cash provided by (used in):
Operating activities	6,916	16,487	54,028
Financing activities	16,898	1,026	(59,521)
Investing activities	(12,198)	(25,622)	133,845
Effect of inflation on cash	(399)	(216)	14,015
Net change in cash and cash equivalents	11,217	(8,325)	142,367
Cash and cash equivalents at the beginning of year	9,304	20,521	12,196
Cash and cash equivalents at the end of the year	20,521	12,196	154,563

(1) Amounts are stated in million of constant Chilean pesos as of December 31, 2008.

The Company’s principal capital requirements are to finance working capital of its normal operations, as well as capital expenditures to modernize and increase the efficiency of its machines. Madeco believes that it will have sufficient resources from operations to fund Madeco’s currently anticipated capital expenditures and working capital needs. The amount of resources obtained from operations may be affected, however, by a variety of factors. See “Item 3. Key Information — Risk Factors”.

Cash flow from operating activities during 2008 was greater than that in 2007, explained by the generation of EBITDA and reduced working capital needs, offset by the net payment of interest and taxes.

Cash flow from financing activities in 2008 decreased compared to 2007, explained by repayments of bank borrowings (Ch$20,140 million), repayment of bonds (Ch$23,636 million) and the payment of dividends by Madeco (Ch$17,977 million).

Cash flow from investment activities showed a positive balance due to the payment received at the end of the third quarter of 2008, with respect to the sale of the Wire & Cable unit to Nexans.

As of December 31, 2008, the Company held cash and cash equivalents for a total of Ch$154,563 million, compared to Ch$12,196 million at the end of 2007.

The following table summarizes the Company’s assets as well as the scheduled maturities of the Company’s debt as of December 31, 2008:

	As of December 31, 2008 (in Ch$ thousand)
	Expected Maturity Date
	2009	2010	2011	2012	2013	2014 & beyond	TOTAL	FAIR VALUE
ASSETS
Fixed Rate
Time Deposits (Non-Indexed Ch$)	11,350,288	-	-	-	-	-	11,350,288	11,350,288
Average Interest Rate (%)	8.88%	0.00%	0.00%	0.00%	0.00%	0.00%	8.88%	8.88%
Time Deposits (UF)	75,498,017	-	-	-	-	-	75,498,017	75,498,017
Average Interest Rate (%)	7.14%	0.00%	0.00%	0.00%	0.00%	0.00%	7.14%	7.14%
Time Deposits (US$)	45,163,351	-	-	-	-	-	45,163,351	45,163,351
Average Interest Rate (%)	2.31%	0.00%	0.00%	0.00%	0.00%	0.00%	2.31%	2.31%
Marketable securities (Non-Indexed Ch$)	57,883	-	-	-	-	-	57,883	57,883
Average Interest Rate (%)	6.58%	0.00%	0.00%	0.00%	0.00%	0.00%	6.58%	6.58%
Other Assets (Non-Indexed Ch$)	12,070,982	-	-	-	-	-	12,070,982	12,070,982
Average Interest Rate (%)	8.76%	0.00%	0.00%	0.00%	0.00%	0.00%	8.76%	8.76%

DEBT
Fixed Rate
Bank Debt (US$)	677,823	-	-	-	-	-	677,823	700,983
WAIR (%)(1)	8.67%	0.00%	0.00%	0.00%	0.00%	0.00%	8.67%	5.08%
Bank Debt (Non-Indexed Ch$)	18,027,384						18,027,384	18,563,402
WAIR (%)	12.24%	0.00%	0.00%	0.00%	0.00%	0.00%	12.24%	9.00%
Bank Debt (UF)	621,778	-	-	-	-	-	621,778	621,778
WAIR (%)	4.80%	0.00%	0.00%	0.00%	0.00%	0.00%	4.80%	4.80%
Bank Debt (US$)	1,564,652	-	-	-	-	-	1,564,652	1,564,652
WAIR (%)	6.10%	0.00%	0.00%	0.00%	0.00%	0.00%	6.10%	6.10%
Dividends payable (Non-Indexed Ch$)	18,555	-	-	-	-	-	18,555	18,555
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Sundry creditors (Non-Indexed Ch$)	6,040,737	-	-	-	-	-	6,040,737	6,040,737
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Sundry creditors (UF)	4,832	-	-	-	-	-	4,832	4,832
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Sundry creditors (US$)	10,215,548	-	-	-	-	-	10,215,548	10,215,548
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Sundry creditors (EUR)	14,302	-	-	-	-	-	14,302	14,302
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Sundry creditors (ARS)	1,359,529	-	-	-	-	-	1,359,529	1,359,529
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Sundry creditors (BRL)	26,943	-	-	-	-	-	26,943	26,943
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Sundry creditors (S$)	104,971	-	-	-	-	-	104,971	104,971
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Sundry creditors (other currencies)	6,740	-	-	-	-	-	6,740	6,740
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Accounts payable (Non-Indexed Ch$)	7,553	-	-	-	-	-	7,553	7,553
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Accounts payable (US$)	2,628,724	-	-	-	-	-	2,628,724	2,628,724
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Accounts payable (ARS)	244,177	-	-	-	-	-	244,177	244,177
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Other loans (UF)	-	619,299	649,382	697,467	697,467	1,940,461	4,604,076	4,604,076
WAIR (%)	0.00%	4.80%	4.80%	4.80%	4.80%	4.80%	4.80%	4.80%
Other loans (Non-Indexed Ch$)	115,182	-	-	-	-	-	115,182	115,182
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Other loans (US$)	9,272	1,233,947	1,086,457	938,967	706,490	-	3,975,133	3,975,133
WAIR (%)	0.00%	6.10%	6.10%	6.10%	6.10%	0.00%	6.09%	6.09%
Other loans (ARS)	26,813	-	-	-	-	-	26,813	26,813
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Other loans (BRL)	714	-	-	-	-	-	714	714
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Other loans (S$)	163,202	-	-	-	-	-	163,202	163,202
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Due to related companies (Non-Indexed Ch$)	441,761	-	-	-	-	-	441,761	441,761
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Provisions and Withholdings (UF)	58,063	17,512	20,279	17,904	17,905	368,824	500,487	500,487
WAIR (%)	6.91%	7.00%	7.00%	7.00%	7.00%	7.00%	6.99%	6.99%
Provisions and Withholdings (Non-Indexed Ch$)	4,831,483	809,362	15,383	13,582	13,582	279,786	5,963,178	5,963,178
WAIR (%)	0.00%	7.00%	7.00%	7.00%	7.00%	7.00%	1.33%	1.33%
Provisions and Withholdings (US$)	1,602,057	-	-	-	-	-	1,602,057	1,602,057
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Provisions and Withholdings (ARS)	1,969,168	72,184	-	-	-	-	2,041,352	2,041,352
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Provisions and Withholdings (BRL)	390,432	-	-	-	-	-	390,432	390,432
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Provisions and Withholdings (S$)	1,378,670	-	-	-	-	-	1,378,670	1,378,670
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Unearned income (Non-Indexed Ch$)	81,260	-	-	-	-	-	81,260	81,260
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Unearned income (ARS)	136,387	-	-	-	-	-	136,387	136,387
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Unearned income (S$)	20,372	-	-	-	-	-	20,372	20,372
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Unearned income (US$)	369,904	-	-	-	-	-	369,904	369,904
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Deferred Taxes (Non-Indexed Ch$)	-	60,522	-	-	-	-	60,522	60,522
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Deferred Taxes (ARS)	-	136,070	-	-	-	-	136,070	136,070
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Deferred Taxes (S$)	-	68,503	68,459	98,805	98,805	3,349,028	3,683,600	3,683,600
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Other liabilities (ARS)	-	261,325	-	-	-	-	261,325	261,325
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Other liabilities (Non-Indexed Ch$)	7,188	-	-	-	-	-	7,188	7,188
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Other liabilities (US$)	20,268	8,420	-	8,328	8,328	74,588	119,932	119,932
WAIR (%)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Variable Rate
Bank Debt (UF)	1,550,252	-	-	-	-	-	1,550,252	1,481,378
Interest Rate Based on
WAIR (%)	1.87%	0.00%	0.00%	0.00%	0.00%	0.00%	1.87%	6.61%
Bank Debt (US$)	9,010,028	-	-	-	-	-	9,010,028	9,107,249
Interest Rate Based on	Libor
WAIR (%)	4.82%	0.00%	0.00%	0.00%	0.00%	0.00%	4.82%	3.70%
Bank Debt (EUR)	52,574	-	-	-	-	-	52,574	52,574
Interest Rate Based on
WAIR (%)	7.55%	0.00%	0.00%	0.00%	0.00%	0.00%	7.55%	7.50%
Bank Debt (ARS)	98,501	-	-	-	-	-	98,501	98,501
Interest Rate Based on
WAIR (%)	6.00%	0.00%	0.00%	0.00%	0.00%	0.00%	6.00%	6.00%
Bank Debt (UF)	-	1,549,518	111,550	-	-	-	1,661,068	1,525,895
Interest Rate Based on
WAIR (%)	0.00%	1.87%	4.63%	0.00%	0.00%	0.00%	2.06%	6.61%
Bank Debt (US$)	-	8,046,722	4,705,272	2,764,013	-	-	15,516,007	15,591,948
Interest Rate Based on
WAIR (%)	0.00%	4.79%	5.03%	6.42%	0.00%	0.00%	5.15%	5.08%
Bank Debt (Non-Indexed Ch$)	-	758,250	758,250	758,250	758,250	-	3,033,000	3,120,449
Interest Rate Based on
WAIR (%)	0.00%	10.10%	10.10%	10.10%	10.10%	0.00%	10.10%	9.00%

(1) WAIR = Weighted Average Interest Rate

The Company’s cash flows from operating, finance and investment activities stated above include cash flows from the Wire & Cable unit (from January to September 2008. Under Chilean GAAP, there is no requirement of separating cash flows from operations which under U.S. GAAP would be presented as discontinued operations. The disposal of the Wire & Cable unit will have a significant impact on the cash flows from operating, investing and finance activities, as the segment represents a significant portion of the Company’s business.

In future periods, the Company expects to receive dividend payments from Nexans based on the shares received as purchase price consideration. These dividends will be included in cash flows from investment activities.

Nexans shares are traded on public markets and thus highly fungible, which allows for the rapid liquidation of such shares if the Company needs cash. Nevertheless, according to the purchase agreement, the Company is prohibited from selling shares of Nexans during the first 12 months after the transaction is closed, and may sell up to 50% during the period of 12 to 18 months after closing. Cash flows from the disposal of these shares would be included in cash flows from investment activities.

Capital Expenditures

The investment and financing policy for the current year was presented during the Annual Shareholders’ Meeting that was held on March 25, 2009. This policy requires that the Company’s investment levels shall be at the levels necessary to sustain its businesses and operations.

The Company’s capital expenditure plans amount to Ch$32,152 million for the period 2008 to 2010, and are broken down as follows:

	Amounts in Ch$ million
Business Unit	2008(1)	2009-2010	Total
Wire & Cable	16,069	-	16,069
Brass Mills	1,141	546	1,687
Flexible Packaging	6,067	6,570	12,637
Profiles	1,579	180	1,759
Total	24,856	7,296	32,152

(1) Capital expenditures for the Wire & Cable unit are included up to September 30, 2008.

Brass Mills Unit. The Company’s investment plans for the Brass Mills unit amount to Ch$546 million the next years, which includes machinery and overhaul of equipment primarily for its plant facilities in Chile.

Flexible Packaging Unit. Planned capital expenditures for the Company’s Flexible Packaging unit total Ch$6,570 million and include machinery and equipment in Chile, Argentina and Peru, mainly for the acquisition of printers and laminators.

Profiles Unit. Planned capital expenditures for the Aluminum unit amount to Ch$180 million, which include the acquisition of machinery and equipment for its aluminum and PVC profiles plants.

Along with the investments discussed above, from the sale of the Wire & Cable unit, the Company obtained funds that, after the approval of the Company’s shareholders, will be invest in the Flexible Packaging unit, towards enhance its profitability, expand its regional presence and increase its installed capacity; nevertheless, the Company may decided to invest in one of its other business units.

The Company modifies its capital investment program on an ongoing basis due to changes in market conditions for the Company’s products, changes in general economic conditions in Chile, Argentina, Peru, or elsewhere, changes in the prices of raw materials, interest rate changes, inflation and foreign exchange rate changes, competitive conditions and other factors. Accordingly, there can be no assurance that the Company will make any of the above-mentioned expenditures, and the actual amount of such future capital expenditures could be significantly more or less than planned.

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

Trends

The Company successfully completed its 2006-2008 three-year business plan. The plan included the consolidation of the performance of the Wire and Cable unit (the unit was sold in late September 2008), increasing the profitability of the Flexible Packaging unit, following improvements in its operational and commercial management, maintaining the market leadership of the Profiles unit and the improvement of the Company’s financial position.

In addition the Company also successfully completed the implementation of the corporate management project (integrated through ERP SAP) in the Wire & Cable and Brass Mills units allowing better integration between the companies. At the end of 2008, the Company began working on implementing the corporate management project in its other business units and establishing the groundwork for the transition to the IFRS accounting standards.

Development of the new 2009-2011 Business Plan is expected to continue to have a positive impact on profitability at the operating level, notwithstanding, the successful implementation of the Business Plan, the Company is facing deteriorated conditions in the regional and worldwide markets as a result of the subprime crisis. Moreover, the Company is facing a permanent increase in the cost of its main raw material, copper. Even though the Company has been able to transfer this cost increase to its customers, there can be no assurance that the Company will be able to continue to pass along increases in the cost of copper and/or aluminum to its customers in the future. Furthermore, as long as copper prices keep increasing, the Company will have to continue meeting greater working capital requirements.

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

Profiles

Even though the construction sector experienced important growth during 2007, foreign competition (mainly from China at low costs), lower activity in the construction sector by the end of 2008 and substantive increases in aluminum prices, have placed increased pressure on the industry and the Company’s margins. During 2009, the Company expects lower sales due to the deterioration of the Chilean construction sector. At the end of 2007, the Company completed the implementation of its new PVC profiles subsidiary, enhancing its mix of products and allowing it to offer PVC window, door and profiles and systems to its customers. Synergies between both divisions are expected to strengthen the Company’s current competitive position.

Off-Balance Sheet Arrangements

The Company did not have any off-balance sheet arrangements as of December 31, 2008.

ITEM 6. Directors, Senior Management and Employees

Go to Table of Contents

Directors

During the Company’s Annual Shareholders’ Meeting held on March 25, 2008, the Company’s Board of Directors was elected for a period of 3 years.

The following table sets out the current membership of the Board of Directors and each member’s position on the Board, year of birth, year of initial election to the Board and other directorships as of December 31, 2008:

Board Member	Position	Born	First Elected	Other Directorships
Guillermo Luksic Craig (1) (4)	Chairman	1956	1984	Chairman, Quiñenco S.A. Chairman, Compañía Cervecerías Unidas S.A. Chairman, Inversiones y Rentas S.A. Chairman, Embotelladoras Chilenas Unidas S.A. Chairman, Compañía Cervecerías Unidas Argentina S.A. Chairman, Compañía Telefónica del Sur S.A. Chairman, Compañía de Teléfonos de Coyhaique S.A. Chairman, LQ Inversiones Financieras S.A. Chairman, Viña San Pedro Tarapacá S.A. Director, Nexans Director, Compañía Pisquera de Chile S.A. Director, Viña Altair S.A. Director, Banco de Chile Director, SM Chile S.A. Director, Antofagasta Minerals S.A. Director, Antofagasta plc
Jean-Paul Luksic Fontbona (1) (4)	Vice-Chairman	1964	1985	Chairman, Minera El Tesoro Chairman, Minera Los Pelambres Chairman, Minera Michilla S.A. Chairman, Antofagasta Minerals S.A. Chairman, Antofagasta PLC Chairman, Antofagasta Railway Company PLC Chairman, Minera Esperanza Director, Quiñenco S.A.
Andrónico Luksic Craig (1)	Director	1954	1980	Vice-Chairman, Quiñenco S.A. Vice-Chairman, Banco de Chile Director, Compañia Cervecerias Unidas S.A. Director, Industria Nacional de Alimentos S.A. Director, Sociedad de Fomento Fabril (SOFOFA) Director, Bolsa de Comercio de Santiago
Hernán Büchi Buc	Director	1949	1994	Director, Quiñenco S.A. Director, Soquimich S.A. Director, Falabella S.A. Director, Pilmaiquén S.A.
Francisco Pérez Mackenna (2)	Director	1958	2007	Director, Banco de Chile Director, SM Chile S.A. Director, Compañía Cervecerías Unidas S.A. Director, Inversiones y Rentas S.A. Director, Embotelladoras Chilenas Unidas S.A. Director, Compañía Cervecerías Unidas Argentina S.A. Director, Compañía Telefónica del Sur S.A. Director, Compañía de Teléfonos de Coyhaique S.A. Director, LQ Inversiones Financieras S.A. Director, Banchile Corredores de Bolsa S.A. Director, Compañía Pisquera de Chile S.A. Director, Foods Compañía de Alimentos CCU S.A. Asesor, Viña San Pedro Tarapacá S.A.
Alejandro Ferreiro Yazigi (2) (3)	Director	1966	2008	Director, compañía de seguros de vida Corpvida. S.A.
Augusto Iglesias Palau (2) (3)	Director	1956	2008	Director, Compañía Chilena de Fósforos S.A. Director, PrimAmérica Consultores Director, Colegios Padre Hurtado y Juanita de los Andes Director, SCAN Director, Top Partners
Oscar Ruiz-Tagle Humeres (4)	Honorary Chairman	1920	1970

(1) Guillermo Luksic Craig, Andrónico Luksic Craig and Jean-Paul Luksic Fontbona are brothers.

(2) The Company’s Directors’ Committee includes Francisco Pérez Mackenna, Augusto Iglesias Palau and Alejandro Ferreiro Yazigi.

(3) The Audit Committee includes Augusto Iglesias Palau and Alejandro Ferreiro Yazigi. Both members are independent from the controlling shareholder and were elected as new directors at the Annual Shareholders’ Meeting held on March 25, 2008

(4) Mr. Oscar Ruiz-Tagle Humeres resigned on July 24, 2001 and on that same day was nominated as an Honorary Chairman of the Board. Mr. Guillermo Luksic Craig was nominated as the new Chairman of the Board; in his replacement as Vice-Chairman, Mr. Jean Paul Luksic Fontbona was elected.

Senior Management

The following table sets out the current executive officers of the Company and each officer’s position, the month and year from which each officer has held the position and the month and year in which each officer joined the Company:

Executive Officers	Position	Position Held Since	Joined Madeco
Cristián Montes	Chief Executive Officer	November 2008	April 2006
Enrique Sotomayor (1)	Legal Counsel and Secretary of the Board (2)	Sep. 1974	Sep. 1974
Nicolas Burr	Chief Financial Officer	March 2009	March 2009
Claudio Inglesi	CEO Alusa Chile	November 2008	November 2008
Marcelo Carugo	CEO Aluflex	October 2008	October 2008
Carlos Bragagnini	CEO Peruplast	March 2007	March 2007
Cristian Monsalve	Chief Executive Officer Madeco Brass Mills	July 2008	July 2008
Sady Herrera	Chief Executive Officer Decker-Indelqui	May 2002	July 2000
Mario Puentes	Business Unit Manager: Profiles	Oct. 1999	Oct. 1999

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

Nicolas Burr (born 1975). Mr. Nicolas Burr joined the Company in March 2009 as Chief Financial Officer. His previous work experience includes: Alto Parana (2005 - 2009); Dupont (2004); Arauco (1999- 2003). He received his degree in Industrial Engineering from the Universidad Católica de Chile and his MBA from thhe MIT Sloan School of Management, Cambridge MA, USA.

Claudio Inglesi (born 1977).  Mr. Claudio Inglesi was appointed as Business Unit Manager of the Flexible Packaging Unit in Chile in November 2008.  His previous work experience includes: Quiñenco S.A. (2006-2008), The Boston Consulting Group (2006), McKinsey & Co. (2005) and Deutsche Bank (2001-2004). He received his degree in Civil Industrial Engineering from the Universidad Católica de Chile and his MBA from the UCLA Anderson School of Management.

Marcelo Carugo (born 1962). Mr. Marcelo Carugo was appointed as General manager of Aluflex in October 2008. His previous work experience includes: Manuli (2006-2008), Emerson Electric (1998-2006), Honeywell (1990-2006), Philips The Netherlands (1989-1990) and Foxboro (1986-1989). He received his degree in Electrical Engineering from the Universidad de Buenos Aires and a Master degree in Engineering from NUFFIC, The Netherlands.

Carlos Bragagnini (born 1969). Mr. Carlos Bragagnini took over as Chief Executive of Peruplast in Peru in March 2007. Mr. Bragagnini has been working in the Company since 1992 and gained all his previous work experience in the following departments: Quality Control (Inspector), R&D (Technical Service Officer), Printing (Manager), Graphic (Manager) and Sales (Regional Manager). He received his degree in Industrial Engineering from the Universidad de Lima and his MBA from the Universidad del Pacífico.

Cristian Monsalve (Born 1952) Mr. Cristián Monsalve has served as Chief Executive Officer of Madeco Brass Mills S.A. since July 2008. Prior to his current position, he was South American General Manager at Boart Longyear S.A. a multinational mining company for sixteen years. He also works at Pepsi Cola and Cervecerias Polar in Venezuela. He received a degree in Business Administration from the Universidad de Chile and a MBA from Tulane University in New Orleans.

Sady Herrera (born 1957). Mr. Sady Herrera joined the Company in July 2000 and was appointed Deker-Indelqui’s Chief Executive Officer in May 2002. His previous work experience includes: Coresa Argentina S.A. (1998-2000), Empresas Torre S.A. (1986-1997), and Armada de Chile (1979-1985). He received his degree in Naval Engineering from the Academia Politécnica Naval de Viña del Mar and his post-graduate degree in Economics and Administration from the Universidad Católica de Chile.

Mario Puentes (born 1948). Mr. Mario Puentes joined the Company in October 1999 as the Business Unit Manager for the Profiles unit. His previous work experience includes: Compañía de Acero del Pacífico (1971-1975); Oficina Consultora RFA Ingenieros Ltda. (1975-1977); Forestal S.A. (1977-1979); Watt’s Alimentos S.A. (1979-1981); Compañía Cervecerías Unidas S.A. (1981-1987); Citibank N.A. (1987-1989); and Vidrios Lirquén S.A. (1990-1995). Immediately prior to joining the Company, Mr. Puentes worked for 4 years as an independent consultant (1995-1999) in various industries. He received his degree in Civil Industrial Engineering from the Universidad de Chile and his Masters of Science from the University of Strathclyde, United Kingdom.

Compensation

For the year ending December 31, 2008, the total compensation paid by the Company to all directors was Ch$611 million and to all executive officers, Ch$4,056 million (excluding Wire & Cable unit). The Company does not disclose to its shareholders, or otherwise make public, information regarding the compensation of its individual executive officers, nor is it required by Chilean law. The Company does not maintain any pension plans or retirement programs for its directors or executive officers.

On October 27, 2004, Madeco's Board of Directors approved the renewal of the employment agreements of the Company's Chief Executive Officer, Tiberio Dall'Olio, and the Director of Operations of Madeco Chile, Julio Cordoba, for an additional two-year period. The two executives, originally hired for a two-year period in October 2002, were given renewed contracts that expired on September 30, 2008. Due to the sale of the Wire & Cable unit, Julio Cordoba left the Company on September 30, 2008. On October 22, 2008, the Board accepted the resignation of Tiberio Dall’Olio and Cristian Montes was designated by the Board as new Chief Executive Officer of Madeco.

Tiberio Dall’Olio and Julio Cordoba were granted stock options during their time at the Company. See Madeco’s 20-F for the fiscal year ended December 31, 2007 for additional disclosure.

There is an annual performance-based bonus program for executive officers.

Each year, the Board of Directors submits a proposal regarding compensation of its members to the shareholders, who approve the Board’s proposal at the annual ordinary Shareholders’ Meeting. The following table sets forth the total compensation paid by the Company and its subsidiaries to each of the Company’s director of the Board for services rendered in 2008 in thousands of Chilean pesos:

Director	2008 (In ThCh$)
Guillermo Luksic Craig (1)	69,895
Andrónico Luksic Craig (1)	63,193
Jean-Paul Luksic Fontbona (1)	71,019
Hernan Büchi Buc	76,198
Alessandro Bizzarri Carvallo (2)	31,597
Francisco Pérez Mackenna (2)	52,966
Felipe Joannon Vergara	76,328
Alejandro Ferreiro Yazigi	22,752
Augusto Iglesias Palau	22,752
Eugenio Valck Varas	64,872
Oscar Ruiz-Tagle Humeres (3)	58,963
Total	610,535

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

Board Practices

Directors’ Service Contracts

As approved at the Ordinary Shareholders’ Meeting, held on March 25, 2008, the current term of office for each director expires in 2011. There are no service contracts providing for benefits upon termination of employment among any of the directors and the Company..

Directors’ Committee

According to Chilean Corporations Law, the Boards of Directors of corporations whose market capitalization reaches or exceeds UF1.5 million (as of May 31, 2008, approximately US$56.2 million) shall designate a Directors’ Committee (the “Directors’ Committee”). If the market capitalization falls below this threshold, there is no obligation to designate a Directors’ Committee. However, corporations which do not reach the threshold may voluntarily assume Directors’ Committee obligations, in which case they shall strictly follow the provisions of the Law.

However, the Directors’ Committee, as defined and mandated under the Chilean Corporations Act, does not satisfy the Directors’ Committee requirements of Rule 10A-3 under the Exchange Act and certain additional requirements under NYSE Rule 303A, with which the Company has been required to comply since July 31, 2005.

The Directors’ Committee shall have the following powers and duties:

  to examine the independent accountants’ reports, the balance sheets, and other financial statements submitted by the corporation’s managers or liquidators to the shareholders, and issue an opinion about them prior to their submission for shareholder approval;
  to propose to the Board of Directors, the independent accountants and the risk rating agencies, which the Board must then propose to the shareholders. If the Board disagrees with the Directors’ Committee’s proposal, the Board shall be entitled to make its own proposal, submitting both proposals to the shareholders for their consideration;
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
In addition, the Chilean Superintendencia de Valores y Seguros (Superintendency of Securities and Insurance, or “SVS”) may presume that any individual or corporate entity is related with a company if, because of relationships of equity, administration, kinship, responsibility or subordination, the person:

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

At the Annual Shareholders’ Meeting held on March 25, 2008, the Board of Directors was renewed. Eugenio Valck Varas and Felipe Joannon Vergara were replaced by Augusto Iglesias Palau and Alejandro Ferreiro Yazigi, both independent Directors, as explained above. The Board of Directors then elected Alejandro Ferreiro Yazigi, Augusto Iglesias Palau and Francisco Pérez Mackenna to form the Company’s Directors’ Committee for a period of three years.

In addition to the general liabilities imputable to any director, the directors that compose the Directors’ Committee shall, in the exercise of their duties, be jointly and severally liable for any damage caused to the corporation or the shareholders.

The members of the Director’s Committee shall be remunerated. The amount of such remuneration shall be established annually by the shareholders, taking into consideration the duties that the Director’s Committee members shall perform. The remuneration of the members of the Company’s Director’s Committee is UF 50 (as of May 31, 2008, approximately US$1,872) per Director’s Committee meeting.

The shareholders shall determine the budget of the Directors’ Committee and those of its advisors, and the Director’s Committee shall be allowed to request the recruitment of professionals to fulfill its duties, within the limits imposed by the budget. The activities of the Directors’ Committee and its expenses, including its advisors’, shall be included in the Annual Report and conveyed to the shareholders. The budget of the Company’s Directors’ Committee and its advisors is UF 2,000 per year (as of May 31, 2008, approximately US$74,885).

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

Shareholder approval of equity-compensation plans. Under NYSE listing standards, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereof, with limited exceptions. An “equity-compensation plan” is a plan or other arrangement that provides for the delivery of equity securities of the listed company to any employee, director or other service provider as compensation for services.

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

Employees

The following table breaks down the Company’s total number of employees by country as of December 31, 2006, 2007 and 2008 as well as of March 31, 2009:

Total Number of Employees (1)
Country	Dec 31, 2006	Dec 31, 2007	Dec 31, 2008	March 31, 2009
Chile	1,555	1,554	1,280	1,216
Brazil	731	895	-	-
Peru (2) Peru	315	1,194	301	300
Argentina	390	433	836	855
Colombia	-	181	-	-
Total	2,991	4,257	2,417	2,371

  The Table includes Optel´s workforce in Madeco´s consolidation, 5 employees as of December 31, 2005, 18 employees as of December 31, 2006, 23 employees as of December 31, 2007.
  Since March 31, 2007, Alusa’s Peruvian subsidiaries, Peruplast S.A. and Tech Pak S.A., consolidated their accounting records with those of the Company.
As of December 31, 2008, a total of 677 employees, or 28.0% of the Company’s total workforce, were represented by 13 labor unions, which represent their members in collective bargaining negotiations with the Company. Additionally, the Company had a total of 138 temporary employees who were hired for specific time periods to satisfy short-term needs. Management’s relationship with the labor unions representing the employees is generally good.

The Company does not maintain any pension fund or retirement program for its employees and has no liability for the performance of governmental pension plans or any governmental pension payments to employees.

The following tables and discussion provide further information regarding the Company’s total human resources by business unit as of December 31, 2006, 2007 and 2008, as well as of March 31, 2009:

	Executives	Professionals	Employees	Total
December 31, 2006
Wire & Cable and Brass Mills	36	511	1,563	2,110
Flexible Packaging	5	158	438	601
Profiles	7	89	184	280
Madeco Consolidated	48	758	2,185	2,991

December 31, 2007 (1)
Wire & Cable and Brass Mills	47	633	1,902	2,582
Flexible Packaging	25	407	978	1,410
Profiles	10	105	150	265
Madeco Consolidated	82	1,145	3,030	4,257

December 31, 2008
Corporate and Brass Mills	10	88	460	558
Flexible Packaging	31	428	1,039	1,498
Profiles	10	150	201	361
Madeco Consolidated	51	666	1,700	2,417

March 31, 2009
Corporate and Brass Mills	11	129	421	561
Flexible Packaging	18	277	1,208	1,503
Profiles	12	135	160	307
Madeco Consolidated	41	541	1,789	2,371

(1) Figures for the Wire & Cable and Flexible Packaging business units include employees from the Colombian facility, which was acquired in February 2007, and from the Peruvian subsidiaries which started consolidating in March 2007.

Corporate and Brass Mills. The following table sets forth the Company’s human resources as of December 31, 2008 for the Corporate level and Brass Mills business unit. The employees are broken down by employee category and country:

Corporate level and Brass Mills Unit: Employees as of December 31, 2008
	Executives	Professionals	Employees	Total
Chile	8	78	396	482
Argentina	2	10	64	76
Total	10	88	460	558

In Chile as of December 2008, the Company had 482 permanent employees and 20 temporary employees. A total of 482 employees were represented by 5 labor unions and two non-unionized labor union (319 and 163 employees, respectively). On November 1, 2007, Madeco Chile reached an agreement with Unions Nº1, Nº2 and Nº3 prior to the expiration of the collective bargaining agreement. The Company also reached an agreement with the non-unionized workers on December 4, 2007. Consequently, the Company and the Unions signed new contracts with a three year term, expiring on October 31, 2010. The last labor strike in Madeco-Chile was in February 1993 and lasted 10 days. At Armat, new collective bargaining agreements were signed with Unions Nº1 and Nº2, which involved 51 and 24 workers respectively with a 2 year term (expiring on July 31, 2010). Armat’s last labor strike was in 1991 and lasted 12 days.

In Argentina, as of December 2008, the Company had 76 permanent employees and no temporary employees. A total of 63 employees were represented by 2 labor unions. Collective bargaining in Argentina is done on a statewide basis, rather than on an industry-wide basis or on a company-by-company basis. The last labor strike was in 1999 and involved 301 employees from both the Wire & Cable and Brass Mills divisions.

Flexible Packaging. The following table sets forth the Company’s human resources as of December 31, 2008, for the Flexible Packaging unit. The personnel are broken down by employment category and country of origin:

Flexible Packaging Unit: Employees as of December 31, 2008
	Executives	Professionals	Employees	Total
Chile	7	107	323	437
Argentina	4	40	181	225
Peru	20	281	535	836
Total	31	428	1,039	1,498

In Chile as of December 2008, the Company had 437 permanent employees and 4 temporary employees. A total of 246 and 185 employees were represented by four bargaining commissions (three labor unions and one non-unionized personnel commission, respectively). In 2006, the Company entered into a three-year collective bargaining agreement with bargaining commissions. The last strike, which occurred on August 1998, lasted 20 days and included 130 employees.

In Argentina as of December 2008, the Company had 225 permanent employees and 23 temporary employees. A total of 52 employees were represented by one labor union in 2008. On June 2006, Aluflex signed a collective bargaining agreement with a union that represented 166 company employees.

In Peru as of December 2008, the Company had 836 permanent employees and 2 temporary employees, none of which were members of labor unions, in 2008. The Company has experienced no strikes in Peru since 1996.

Profiles. The following table sets forth the Company’s personnel at December 31, 2008 for the Profiles unit. Personnel are broken down by employment category:

Profiles Unit: Employees as of December 31, 2008
	Executives	Professionals	Employees	Total
Total	10	150	201	361

The Profiles division in Chile had 361 permanent and 25 temporary employees. A total of 53 employees were represented by two unions. In December 2006, Indalum completed its collective bargaining process and entered into an employee labor agreement for the next 3 years with Unions No.1 and No.2, and with the Bargaining Commission for non unionized personnel (both groups represented a total of 226 employees).

Indemnities

All employees who are terminated in Chile, Peru, and Argentina for reasons not imputable to the workers are entitled by law to receive a severance payment.

In Chile, if the employee has been working continuously for a period of 12 months or more and the employer ended his contract due to necessities of the company, the employer will have to pay the employee, an indemnification for each year and fraction thereof (up to six months) that the employee worked for the company, equivalent to thirty days of salary for the last worked month. This indemnification has a maximum amount equivalent to three hundred and thirty days of remuneration (11 years) and a limit of 90 U.F. per year (as of May 31, 2008, approximately US$37,068). If the employer chooses to terminate an employee under these circumstances, it will have to inform the worker within thirty days of the anticipated termination. Nevertheless, it will not be required to give the employee this much notification, if the Employer chooses to pay the indemnification (in money equivalent) of the last yielded remuneration.

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

The only compensation program is the one detailed above in “Item 6. Directors, Senior Management and Employees – Senior Management – Compensation ”. The Company does not have any other stock option or other programs involving employees in the share capital of the Company.

ITEM 7. Major Shareholders and Related Party Transactions

Go to Table of Contents

Major Shareholders

Madeco’s only outstanding voting securities are its shares of common stock. The following table sets forth information concerning ownership of Madeco’s common stock as of May 31, 2009 with respect to each shareholder owning more than 5% of the outstanding shares of common stock and with respect to the percentage of Madeco’s common stock owned by all directors and executive officers of Madeco as a group:

Shareholder	Number of shares owned	% Ownership
Quiñenco S.A. and subsidiaries (1) (2)	2,697,544,042	47.650%
The Bank of New York	454,254,630	8.024%
AFP Provida S.A.	359,617,883	6.352%
AFP Habitat S.A.	307,389,895	5.430%
AFP Cuprum S.A.	302,128,629	5.337%
AFP Capital S.A.	298,009,551	5.264%
Directors, Executive Officers and related parties as a group (3)	215,766	0.004%

(1) The controlling shareholder of Madeco S.A. is Quiñenco S.A., an open stock corporation.

(2) Quiñenco S.A. directly controls 42.57% of Madeco S.A. (2,410,184,206 shares) and indirectly controls through its subsidiary, Inversiones Río Grande S.A., 5.08% (287,359,836 shares).

(3) Includes shares owned by Executives, Directors, Luksic family members and its related companies, excluding Quiñenco S.A. and Inversiones Río Grande S.A.

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

Control by the Luksic Group is exercised through the Luksic Group’s control of Andsberg Inversiones Ltda., Ruana Copper A.G. Agencia Chile, Inversiones Orengo S.A., Inversiones Consolidadas S.A., Inversiones Salta S.A., Inmobiliaria e Inversiones Río Claro S.A. and Inversiones Río Claro Ltda., which are the Luksic Group companies that hold shares of Quiñenco. The Luksburg Foundation beneficially owns 100.0% of the total equity interest in Andsberg Inversiones Limitada, 100% of the outstanding shares of common stock of Ruana Copper A.G. Agencia Chile and 99.76% of the common shares of Inversiones Orengo S.A., entities which jointly hold approximately 56.8% of the outstanding shares of common stock of Quiñenco.

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

Quiñenco’s only outstanding voting securities are its shares of common stock. There was no significant change in the share ownership of Quiñenco in 2006, 2007 or 2008. The following table sets forth information concerning ownership of the shares with respect to the Luksic Group’s companies as of December 31, 2008:

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

In addition, the Fundación Andrónico Luksic A., a charity foundation, owned 1,432,232 shares of Quiñenco equivalent to a 0.1% interest, and Inversiones Carahue S.A., a company owned by Paola Luksic Fontbona, owned 8,211 shares as of December 31, 2008. Davor and Andrónico Luksic Lederer, sons of Andrónico Luksic Craig, each own 128 shares of Quiñenco.

The Company’s shareholders have identical voting rights. To the knowledge of the Company, there are no arrangements or operations that may result in a change in control of the Company.

Madeco’s majority shareholder is Quiñenco S.A., which, through its direct and indirect interests in the Company, beneficially owns as of May 31, 2009 an aggregate of 47.65% of the outstanding shares (2,697,544,042 shares) of Common Stock. Between April 26, 2005 and March 25, 2008, six members of the Company’s Board of Directors were representatives of the Quiñenco Group, including the Chairman of the Board. The entire Board of Directors was reelected at the Annual Shareholders’ Meeting held on March 25, 2008, for a three-year period pursuant to the Company’s bylaws. After the Annual Shareholders’ Meeting, the Quiñenco Group reduced its representatives in the Company’s Board of Directors to five members, including the Chairman of the Board.

The following table shows the total number of shares authorized and paid as of December 31, 2006, 2007 and 2008:

	2006	2007	2008
Common Stock (number of shares authorized and paid)	5,541,192,887	5,661,192,887	5,661,192,887

The following table includes each of the Company’s shareholders with an ownership interest exceeding 1.0% at December 31, for the years 2006, 2007 and 2008, demonstrating the significant changes in ownership percentages during the past three years:

Shareholder	December 31, 2006		December 31, 2007		December 31, 2008
Quiñenco S.A. and related parties (1)	2,557,255,382	46.15%	2,557,255,382	45.17%	2,697,544,042	47.65%
The Bank Of New York	318,509,330	5.75%	216,157,030	3.82%	467,223,430	8.25%
AFP Provida S.A.	150,227,032	2.71%	387214179	6.84%	359,617,883	6.35%
AFP Cuprum S.A.	145,647,038	2.63%	183,066,962	3.23%	314,406,502	5.55%
AFP Habitat S.A.	313,895,523	5.66%	334545142	5.91%	308,711,981	5.45%
AFP Capital S.A.	362,700,584	6.55%	331,175,012	5.85%	298,009,551	5.26%
Bolsa Electronica de Chile Bolsa de Valores	49,135,641	0.89%	60,400,432	1.07%	180,487,515	3.19%
Banchile Corredores de Bolsa S.A.	163,733,746	2.95%	118,248,424	2.09%	174,136,254	3.08%
Banco de Chile por cuenta de terceros	113,360,357	2.05%	174,654,001	3.09%	115,584,759	2.04%
Celfin Capital S.A. corredores de bolsa	103,510,306	1.87%	104,170,529	1.84%	88,038,749	1.56%
Larrain Vial S.A. corredora de bolsa	83,606,732	1.51%	56,048,158	0.99%	80,246,545	1.42%
Santander Investment S.A. corredores de bolsa	17,369,475	0.31%	52,321,356	0.92%	68,990,905	1.22%
Others	1,162,241,741	20.97%	1,085,936,280	19.18%	508,194,771	8.98%

(1) Quiñenco S.A. directly controls 42.57% of Madeco S.A. (2,410,184,206 shares) and indirectly controls through its subsidiary, Inversiones Río Grande S.A., 5.08% (287,359,836 shares).

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

If the conflicting interest transaction involves a “material amount,” the Board of Directors is required to produce a statement declaring in advance that the conflicting interest transaction is similar in its terms to an arm’s length transaction. A conflicting interest transaction is deemed to involve a “material amount” if the amount involved is both greater than UF2,000 (as of May 31, 2008, approximately US$74,885) and exceeds 1% of the consolidated assets of the corporation, or if the amount exceeds UF20,000 (as of May 31, 2008, approximately US$748,845) regardless of the size of the corporation.

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

Although the Company generally does not provide or receive long-term debt financing to or from other entities within Madeco (except in connection with bank loans on arm’s length terms in the ordinary course of business from the Company’s former banks), the Company has occasionally in the past and expects in the future to advance funds and receive advances of funds from other companies under the common control of the Quiñenco Group where required to meet short-term liquidity requirements. These loans have been on a short-term unsecured basis at market rates of interest and, in the case of loans made by the Company to affiliated companies, have required the prior approval of Madeco’s Board of Directors pursuant to the requirements of the Chilean Corporations Law relating to open stock corporations such as Madeco. The outstanding amounts of such loans made by the Company to affiliated companies during the years ended December 31, 2006, 2007 and 2008 were not material to Madeco, individually or in the aggregate. In addition, the Company has from time to time in the past made loans and advances to affiliated companies and to strategic investors and their affiliates to provide financing resources in connection with acquisitions of assets and other transactions. Such loans and advances have generally been made on a secured basis at market rates of interest. See Note 24 to the Consolidated Financial Statements.

The Company also provides goods and services in commercial transactions in the ordinary course of business to affiliated companies. In connection with such transactions, the Company from time to time extends unsecured credit on terms substantially similar to those available to other customers purchasing goods and services in similar quantities.

Except for the transaction described below, none of the transactions carried out during 2006, 2007 and 2008 between the Company and related parties were deemed to have been material to the Company and/or to the related party.

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

Identification of Financial Statements and Other Financial Information

See “Item 18. Financial Statements”

Export Sales

The tables below show export sales from each of the Company’s business units and their division components, in tons and in revenues. In each case, sales are also shown as a percentage of the total for the corresponding division or business unit:

Export (1) Sales Volume
	2006		2007		2008
	Volume	% total	Volume	% total	Volume	% total
Wire & Cable (in tons)(2)	15,405	19.10%	18,212	20.00%	9,523	11.72%
Pipes Bars and Sheets (in tons)	17,031	64.50%	11,188	54.50%	8,868	51.53%
Coins (in tons)	1,572	97.60%	1,255	95.00%	273	91.00%
Brass Mills (in tons)	18,603	66.40%	12,443	57.00%	9,141	52.21%
Flexible Packaging (in tons)	2,674	17.10%	6,159	16.10%	10,814	24.75%
Profiles (in tons)	484	3.90%	389	3.80%	604	5.57%
Total (in equivalent tons)	37,166	27.20%	37,203	23.10%	30,082	13.52%

Export (1) Revenues
	2006		2007		2008
	Ch$ million	% total	Ch$ million	% total	Ch$ million	% total
Wire & Cable	70,823	16.81%	75,699	16.88%	46,787	10.71%
Pipes Bars and Sheets	80,436	62.73%	54,900	54.05%	38,513	47.12%
Coins	8,173	71.72%	8,888	83.65%	2,307	32.14%
Brass Mills	88,609	63.46%	63,788	56.85%	40,820	45.91%
Flexible Packaging	7,913	14.64%	15,636	16.13%	34,512	26.46%
Profiles	1,083	2.78%	996	2.60%	1301	3.55%
Total	168,428	25.75%	156,119	22.43%	123,420	17.81%

(1) Exports of the PBS division of the Brass Mills unit consist of all sales to customers in any country other than Chile or Argentina. Exports of the Coins division of the Brass Mills unit consist of all sales to customers in any country other than Chile. Exports of the Flexible Packaging unit consist of all sales to customers in any country other than Chile, Argentina and Peru (figures for 2005 and 2006 include Peru due to the consolidation by the Company of Peruplast S.A.in 2007). Exports for the Profiles unit consist of all sales to customers in any country other than Chile.

(2) Total sales volume of the Wire & Cable unit includes sales of both metallic and optical fiber cable products. Optical fiber sales volumes have been converted to tons, using the conversion rate: 1 ton = 44 km.

PBS. In 2008, the PBS division of the Brass Mills business unit generated export sales, which amounted to 8,868 tons or 51.5% of the total division’s sales volume. Export revenues as a percentage of the PBS division’s revenues amounted to 45.91% or Ch$40,820 million. With regard to exports, a total of 58.0% and 22.7% of products were sold in North America and Europe, respectively.

Coins. In 2008, export sales volume amounted to 273 tons or 91.0% of the coins division’s total sales volume. The business unit’s primary customers are central banks and coin mints around the world, with special emphasis on customers located in Central and South America and Europe, which represent 50.0% and 43.2% of total export revenues, respectively.

Flexible Packaging. In 2008, export sales volume amounted to 10,814 tons or 25.75% of the Flexible Packaging business unit’s total sales volume. Export sales as a percentage of total in revenues represent 26.46% or Ch$34,512 million in. Principal export customers for the Flexible Packaging unit are located in other Latin American countries. In 2008, exports to South and Central America represented 70.8 % of total export sales volumes for the unit.

Profiles. Export sales for the Aluminum Business unit include sales made to customers in countries other than Chile. In 2008, export sales volume amounted to 604 tons or 5.57% of the Profiles business unit’s total sales volume, or Ch$,301 million represented 3.55% of the unit’s revenues.

Wire & Cable. Export sales for the Wire & Cable amounted to 9,523 tons or 10.71% of the total business unit’s sales volume.

Legal Proceedings

There are two lawsuits pending in Brazil brought by the State Secretary of Finance (Rio de Janeiro) against the previous owner of Ficap S.A., arising prior to Madeco’s purchase of the company in 1997. The total damages amount to approximately 6,950 thousand Brazilian reales as of December 31, 2005. Madeco S.A. has personal guarantees from the previous owner of Ficap S.A. to indemnify Madeco S.A. should the Brazilian subsidiary be affected by such legal actions.

On July 19, 2006, Ficap S.A. received a demand from the Rio Janeiro state treasury authority for the tax years 2001, 2002, 2003, 2004 and 2005, corresponding to income tax differences totaling ThR$18,550 (ThUS$8,571 historic approx.) which, according to the company’s legal advisers, do not present risks of significant losses. However, following the same criteria for the tax years 2006 onward, Ficap S.A. made judicial deposits amounting to ThUS$9,555 in order to avoid paying interest and fines on any income tax differences that it might have to pay should the law be interpreted in the manner stated in the demand. Although the deposits were made by a company sold to Nexans, the judicial deposits have been shown as an asset (see Note 15) as these assets were excluded from the sale price and therefore Madeco retains control over the demand.

On November 12, 2008, Armat S.A. brought legal proceedings against the Real Casa de Moneda de España, Spain, for €876,739 before the court of first instance of Madrid, Spain. This demand arises from the unjustified, illegal and arbitrary withholding of the amount payable for invoices relating to the supply of blanks for minting euro coins.

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

On December 19, 2007, the Board of Directors agreed to distribute an interim dividend of $2.65 per share, chargeable to the profits of the 2007 business year, which was paid on January 18, 2008 and was ratified by the Annual Shareholder's Meeting held on March 25, 2008.

Despite the 30% dividend policy, on April 23, 2008, the Board of Directors of the Company agreed to ask shareholders at the next Annual Shareholders’ Meeting, to approve the distribution of an extraordinary dividend of 76% of the net profit (up to US$165) expected from sale of the Wire & Cable unit to Nexans. As agreed, on February 24, 2009, the Board proposed a dividend of Ch$15 per share, exceeding the net profit percentage of the Nexans transaction and the current dividend policy of 30%. The Board'’s proposal was approved at the Annual Shareholders'’ Meeting held on March 25, 2009, and the dividend was paid on April 3, 2009 (US$146.3 million in total).

In spite of both dividends mentioned above, due to the existence of accumulated losses, the Company has not paid any other dividends, since May 1999.

Generally, shareholders who are not Chilean residents must register as foreign investors under one of the foreign investment regimes provided for by Chilean law in order to be entitled to the payment outside Chile, through the Formal Exchange Market of dividends, sale proceeds and other amounts with respect to their shares. Under the Foreign Investment Contract, the Depositary, on behalf of the ADS holders, has been granted access to the Formal Exchange Market to convert cash dividends from Chilean pesos to U.S. dollars and to pay such dollars to ADS holders outside Chile. Dividends paid in respect of shares of Common Stock, including to holders of ADSs who are not Chilean residents, are subject to Chilean withholding tax. See “Item 10. Additional Information —Taxation”.

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

	Santiago Stock Exchange		NYSE
	Low	High	Low	High
Years	(Ch$ per Share) (1)		(US$ per ADS)
2004	35.5	62.9	5.78	10.95
2005	40.9	61.8	7.77	11.10
2006	41.0	59.3	7.67	11.29
2007	56.9	82.1	10.99	15.90
2008	34.0	56.7	5.03	12.25

Quarters
2007
First Quarter	57.7	68.9	10.99	12.75
Second Quarter	62.4	75.0	11.36	13.99
Third Quarter	61.5	82.1	11.35	15.90
Fourth Quarter	56.9	68.4	11.02	13.74
2008
First Quarter	40.3	56.7	8.51	11.63
Second Quarter	47.4	56.0	9.25	12.25
Third Quarter	43.3	50.0	8.00	9.74
Fourth Quarter	34.0	47.6	5.03	8.20
2009
First Quarter	28.1	44.3	4.70	7.59
Second Quarter through May 31	26.9	35.5	4.58	6.45

Months
December 2008	37.4	44.6	5.04	6.98
January 2009	39.9	43.1	6.21	6.74
February 2009	40.7	44.3	6.52	7.39
March 2009	28.1	43.8	4.70	7.59
April 2009	26.9	28.1	4.58	4.97
May 2009	29.2	35.5	4.95	6.45

(1) Chilean pesos per share of Common Stock reflect the price at the trade date and have not been restated to constant real pesos.

On June 25, 2002, the Company was notified of its non-compliance with NYSE requirements for continued listing as a result of a decrease in the price of Madeco’s shares, which was below US$1.00 over a consecutive 30-trading-day period.

On December 31, 2002, NYSE informed the Company of its non-compliance with NYSE’s continued listing standard requiring an average market capitalization of not less than US$15 million (approximately Ch$10,779 million, historic value) over a 30-trading-day period.

On January 10, 2003, NYSE informed the Company that NYSE’s Listing and Compliance Committee had approved Madeco’s proposed course of action to resolve its non-compliance. Madeco successfully completed its capital increase and indebtedness restructuring in the first quarter of 2003. As a result of its capital increase and restructuring, Madeco’s market capitalization is above NYSE’s minimum market capitalization requirement.

On May 2003, the Company implemented a share to ADS ratio change which became effective on May 12, 2003. The ratio of shares to ADS changed from 1 ADS per 10 shares of common stock to 1 ADS per 100 shares of common stock. This ratio change, together with the capital increase discussed above was implemented by Madeco to comply with the NYSE’s continuing listing requirements.

On May 21, 2003 NYSE informed the Company that as a result of actions taken to meet the minimum security price and market capitalization continued listing requirements, the Company regained compliance with both requirements. There can be no assurance that the Company will meet the NYSE continued listing requirements in the future.

Due to the high cost of complying with U.S. reporting obligations and the small percentage of Madeco’s outstanding shares that are held as ADSs, Madeco’s Board of Directors resolved on June 22, 2009 to delist its ADSs from The New York Stock Exchange and to deregister Madeco under the Exchange Act if it meets the criteria for deregistration set forth by the U.S. Securities and Exchange Commission. Madeco expects that the liquidity of its ADSs will decrease as a result of the delisting and if it deregisters investors will have less information about the company available to it. Madeco intends to maintain its listing on the Chilean stock exchange and to provide the information and disclosure required under Chilean law.

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

All decisions adopted by the Board in respect of the conflicting interest transaction must be reported at the next following shareholders’ meeting. The controller of the corporation or the related party which intends to enter into the conflicting interest transaction shall make available to the Board of Directors, at the time the transaction is being considered by the Board, all information relating to the transaction filed with any non-Chilean regulatory entities or stock exchanges.

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

Rights, Preferences and Restrictions Regarding Shares

At least 30% of the company’s net profits for each fiscal year is required to be distributed in cash to the shareholders, unless the shareholders unanimously decide otherwise and except in the case the Company has unabsorbed prior year losses. Any remaining profits may be used to establish a reserve fund (that may be capitalized at any time, amending the corporate bylaws by the vote of a majority of the voting stock issued) or to pay future dividends.

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

Material Contracts

On June 5, 2006, the Company refinanced a total of US$50 million or Ch$26,680 million (historic value) of its financial debt by means of a five-year term club deal loan, (US$ 28.6 million or Ch$15,261 million (historic value) was lent by local banks and the remaining US$ 21.4 million or Ch$11,419 million (historic value) was lent by off-shore banks). Approximately US$12 million or Ch$6,403 million (historic value) of this credit was used to prepay liabilities of the Company with Quiñenco, another US$13 million or Ch$6,937 million (historic value) was used to repay a short-term bridge loan that Banco BBVA had granted pending a capital increase, and the remaining US$25 million or Ch$13,340 million (historic value) was used to finance working capital requirements. During 2006, US$12.2 million or Ch$6,510 million (historic value) was paid of the local portion of this credit and in March 2007, the remainder was prepaid for an amount of US$16.4 million or Ch$8,751 million (historic value). The off-shore protion of the credit will be paid according to the contract, starting in June 2008. As of April 30, 2008, the syndicated banks had authorized the Nexans transaction.

Madeco prepaid all local Series D bonds on June 10, 2008, for a remaining value of UF1,130,299 equivalent to Ch$22,710 million (or equivalent to US$46.97 million at the Ch$483.55 to US$1.00 at the observed exchange rate on June 10, 2008). To pay these bonds, Madeco used a short-term bridge loan with Banco ITAU that included an option for Madeco to refinance with a long-term loan with a structure similar to that of the Series D bond. The loan that was paid with cash received from the sale of the Company’s Wire & Cable business unit.

On September 30, 2008 the company concluded the sale of its Wire & Cable unit’s assets to Nexans. Pursuant to the terms of the Purchase Agreement that had been signed on February 21, 2008, Madeco received in exchange a US$393 million cash payment (US$448 million minus minority interest, working capital and financial debt), plus 2.5 million shares of Nexans common stock (with an approximate market value of US$218 million, representing 8.9% of Nexan’s share capital). The amount of the cash payment was subject to adjustment to reflect any differences between the pro-forma financial statements as of September 30, 2008, and the accounting books at the end of the same period. In order to fund such adjustment, Madeco opened an escrow account of US$37 million for the benefit of Nexans. On November 12, 2008, Nexans sent a letter to Madeco summarizing the accounts, as of September 30, 2008, of the companies sold and providing Nexans’ estimate of the necessary adjustment to the cash payment amount. Madeco responded with a letter dated November 26, 2008, expressing its disagreement with respect to the amounts held in the accounts, as well as the basis for determining those amounts, and therefore to Nexans’ estimate of the necessary adjustment to the cash payment. The difference between the parties’ estimates does not exceed the escrow account of US$37 million mentioned above. At the time of the publication of this Annual Report, the parties continue to try to resolve these issues. A copy of the Purchase Agreement was included as an exhibit to the 20-F for the fiscal year ended December 31, 2007, and a copy of the First Amendment to the Purchase Agreement is annexed as Exhibit 4.2 hereto.

Exchange Controls

The Central Bank is responsible for, among other things, monetary policies and exchange controls in Chile. See “Item 3. Key Information - Exchange Rates”. Foreign investments can be registered with the Foreign Investment Committee under Decree Law No. 600 – this registration grants the investor access to the Formal Exchange Market - or with the Central Bank under Chapter XIV of the Central Bank Foreign Exchange Regulations.

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

With the issuance of the 2001 Foreign Exchange Regulations, the approval by the Central Bank required for access to the Formal Exchange Market was replaced with the requirement of disclosure of the relevant transactions to the Central Bank. However, some foreign exchange transactions, notably foreign loans, and capital investment or deposits, continued to be subject to the requirement of being effected through the Formal Exchange Market.

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

Capital gains obtained in the sale of shares that are publicly traded and have a high presence in a stock exchange are also exempt from capital gains tax in Chile when the sale is made by “foreign institutional investors”, such as mutual funds and pension funds, and pension funds, provided that the sale is made in a stock exchange or in accordance with the provisions of the Securities Market Law, or in any other form authorized by the SVS. To qualify as a foreign institutional investor, the referred entities must be formed outside of Chile, not have a domicile in Chile, and they must be at least one of the following:

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

Other requirements for the exemption to apply are that the referred foreign institutional investors must execute a written contract with a bank or a stock broker, both incorporated in Chile. In this contract, the bank or stock broker undertake to perform purchase and sale orders, as well as to verify the applicability of the tax exemption and inform the SII of the investors it operates with and the transactions it performs. Finally, the foreign institutional investor must register with the SII by means of a sworn statement issued by the bank or stock broker.

The tax basis of Shares received in exchange for ADRs will be the acquisition value of the Shares on the date of the exchange. The valuation procedure set forth in the Deposit Agreement, which values Shares which are being exchanged at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, will determine the acquisition value for this purpose. Consequently, the surrender of ADRs for Shares and the immediate sale of the Shares for the value established under the Deposit Agreement will not generate a capital gain subject to taxation in Chile.

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

Subject to certain generally applicable limitations, the net amount of Chilean Withholding Tax (after reduction for the credit for Chilean First-Category Tax) paid over to Chile will be creditable against the U.S. Holder’s United States federal income tax liability. For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States. In the case of U.S. individuals, if the reduced rate of tax on dividends applies to such holder, such limitations and restrictions will appropriately take into account the rate differential under rules similar to section 904(b)(2)(B) of the Internal Revenue Code. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding their application to the particular circumstances of such holder.

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

PFIC Rules

The Company believes that it may have been a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for its taxable year ending December 31, 2008. Based on current business plans and financial projections, the Company believes that it may be a PFIC for its current taxable year ending December 31, 2009. The Company expects that it may also be a PFIC for subsequent years. However, this is a factual determination made annually and thus is subject to change. Moreover, the Company believes that it was not a PFIC for its taxable years ending before January 1, 2008, although this conclusion is subject to some uncertainty.

In general, the Company will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held the Company’s ADSs or Shares, either (i) at least 75% of the gross income of the Company for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of the Company’s assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If the Company owns at least 25% by value of the stock of another corporation, the Company is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income. However, if the Company owns less than 25% by value of the other corporation (as in the case of Nexans shares that were received upon sale of the Wire & Cables business unit), the shares would be a passive asset and produce passive income. Cash and investment securities generally are passive assets without regard to the purpose for which the Company holds the cash or securities.

If the Company is treated as a PFIC, a U.S. Holder would be subject to special rules with respect to (i) any gain realized on the sale or other disposition of Shares or ADSs and (ii) any “excess distribution” by the Company to the U.S. Holder (generally, any distributions to the U.S. Holder in respect of the Shares or ADSs during a single taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in respect of the Shares or ADSs during the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Shares or ADSs). Under these rules, (i) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the Shares or ADSs, (ii) the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income, (iii) the amount allocated to each prior year, with certain exceptions (in particular for amounts allocated to certain years in which the Company was not a PFIC), would be subject to tax at the highest tax rate in effect for that year and (iv) the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year. Even if a U.S. Holder is not subject to an interest charge under these rules, gains may be treated as ordinary rather than as capital gains eligible for reduced rates on long term capital gains.

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

A U.S. holder of shares or ADSs in a PFIC can sometimes avoid the rules described above by electing to treat the company as a “qualified electing fund” under section 1295 of the Internal Revenue Code. The Company does not intend to comply with the requirements necessary to permit a U.S. Holder to make this election. U.S. Holders should consult their own tax advisors concerning the U.S. federal income tax consequences of holding Shares or ADSs if the Company is considered a PFIC in any taxable year.

Information Reporting and Backup Withholding

Dividends in respect of the Shares or ADSs and proceeds from the sale, exchange, or redemption of the Shares or ADSs may be subject to information reporting to the IFS and a backup withholding tax of 28% may apply unless the holder furnishes a correct taxpayer identification number or certificate of foreign status or is otherwise exempt from backup withholding. Generally, a U.S. Holder will provide such certification on Form W-9 and a non-U.S. Holder will provide such certification on Form W-8BEN.

Documents on Display

The constituent documents of the Company, exhibits to this and previous Annual Reports and other documents referred to herein may be inspected at the Company’s main corporate office at San Francisco 4760, San Miguel, Santiago, Chile.

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

The following discussion about the Company’s risk management includes “forward-looking statements” that involve risks and uncertainties. Actual results could differ from those projected in the forward-looking statements. See “Forward Looking Statements”. In addition to the inherent risks related to the operations in each of its segments and countries in which it does business, the Company faces material market risk exposures in three categories: foreign currency exchange rate risk, interest rate risk and commodity price risk. The following discussion provides additional information regarding the Company’s exposure to each of these risks as of December 31, 2008.

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

With respect to the Company’s foreign investment exposure, gains and losses from exchange rate variations are registered directly to the cumulative adjustment from foreign currency translation account included in other reserves in shareholders’ equity, without impacting the Company’s income statement. Assuming a 10% increase during 2009 of the Chilean peso/U.S. dollar exchange rate with respect to 2008 year-end balances, the impact on equity would be an increase in the Company’s cumulative translation adjustment account of approximately Ch$1,941 million.

The Company’s net exposure in Chile to U.S. dollar exchange rate risk in Chilean pesos as of December 31, 2008 was Ch$82,236 million (equivalent to US$129.341 million). Assuming a 10% increase during 2008 of the Chilean peso/U.S. dollar exchange rate with respect to 2007 year-end balances, the result would be a pre-tax accounting profit of approximately Ch$8,234 million. In addition to the Company’s net exposure in foreign investments, there are other assets and liabilities subject to foreign exchange fluctuations whose results impact the income statement. In particular, the Company maintains local currency exposures in Brazil, Argentina, and Peru, all of which could affect the income statement. Based on the year-end balances, a simultaneous increase of 10% in the exchange rate in Argentina, Brazil, and Peru of their respective local currencies in relation to the U.S. dollar during 2008 would result in a net loss of Ch$505 million.

Interest Rate Risk

Exposure to interest rate risk reflects the Company’s exposure to floating interest debt as well as debt renewals or rollovers which could be reset at higher than existing interest rates. As of December 31, 2008, approximately 36.6% of the Company’s total debt was represented by floating rate debt. The Company’s net exposure to interest rate risk as of December 31, 2008 was Ch$22,240 million. Assuming a 100 basis point, or “b.p.”, increase during 2009 in the weighted average interest rate with respect to 2008 year-end balances, the result would be an increase in net annual interest expenses of approximately Ch$118 million.

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

To hedge part of its risk of exposure to copper price fluctuations, the Company entered into derivatives contracts of this underlying asset. As of December 31, 2008, the Company had 600 tons of copper hedged and as of March 31, 2009, the Company had 773 tons of copper hedged by derivatives contracts.

During 2008, the Company sold on a consolidated basis 76,394 tons of copper and 31,763 tons of aluminum. As of December 31, 2008, the Company held inventories of copper and aluminum of 4,378 and 5,974 tons, respectively.

The following table presents the commodity inventories held by the Company for non-trading purposes as of December 31, 2008.

As of December 31, 2008
	Carrying Amount	Fair Value
Copper
Tons	4,378
Value (in Ch$ million)	8,618	8,618
Aluminum
Tons	5,974
Value (in Ch$ million)	10,579	5,667

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

Not applicable

ITEM 15. Controls and Procedures

Go to Table of Contents

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the Company’s management, including the Chief Executive Officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2008 (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on that evaluation, the Chief Executive Officer has concluded that as of December 31, 2008, the Company’s disclosure controls and procedures are effective.

Management’s Report on Internal Control over Financial Reporting.

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) or 15d-15(f) under the Securities Exchange Act. The Company’s internal control over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, including the possibility of human error and the circumvention of controls and procedures, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even effective disclosure controls and procedures may provide only a reasonable assurance of achieving their control objectives.

With the Chief Executive Officer’s participation, the Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, based on the structure and criteria set forth in the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control-Integrated Framework.

Management’s assessment included an evaluation of the design of the Company’s internal control over financial reporting and testing of the operational effectiveness of such controls. Based on its assessment, Management has concluded and hereby reports that as of December 31, 2008, the Company’s internal control over financial reporting is effective in providing reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the corresponding regulations and forms, which is gathered and communicated to the Company’s Management, including the Chief Executive Officer to allow for timely decisions regarding required disclosure.

Ernst & Young Ltda., the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2008.

Attestation Report by the Independent Auditors

 See page F-2 of the Company’s audited consolidated financial statements.

Changes to Internal Controls over Financial Statements

 During the Fiscal Year covered by this annual report, the following changes affecting the internal control over Madeco S.A. financial reports have been made:

Within the SAP integrated system at corporate level, the implementation of the Human Resources (HCM) and Production (PP) modules were carry out in order to strengthen the internal control over financial reporting through programmed controls.

ITEM 16.

Go to Table of Contents

Reserved

Item 16A. Audit Committee Financial Expert

Pursuant to NYSE Rule 303A.06, Madeco has an Audit Committee that satisfies the requirements of Rule 10A-3 under the Exchange Act and certain additional requirements under NYSE Rule 303A. Messrs. Augusto Iglesias Palau and Alejandro Ferreiro Yazigi serve as Madeco’s audit committee financial experts.

Item 16B. Code of Ethics

Madeco has adopted a code of ethics that applies to all of its employees, including the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer of Madeco S.A. It has filed the code of ethics as an exhibit to this Annual Report. Madeco’s code of ethics was not amended during 2008, and no waivers, either explicit or implicit, of provisions of the code of ethics were granted to its Chief Executive Officer, Chief Financial Officer or Chief Accounting Officer in 2008.

Item 16C. Principal Accountant Fees and Services

In 2006, 2007 and 2008, the Company hired Ernst & Young as independent auditors. The table below sets forth the total amount billed by Ernst & Young for services performed in the years 2007 and 2008, respectively:

	(in thousands of Ch$)
	2007	2008
Audit Fees	535,021	431,951
Audit-Related Fees	123,287	108,817
Tax Fees	84,170	42,875
All Other Fees	156,238	453
Total Fees	898,716	584,095

Audit Fees

Audit fees are fees billed for the audit of the Company’s annual consolidated financial statements.

Audit-Related Fees

Audit-related fees in 2007 and 2008 include fees associated with SOX consulting, due diligence and translations.

Tax Fees

Tax fees in 2007 and 2008 were related to services for tax compliance, tax planning and tax advice.

Pre-Approval Policies and Procedures

The Audit Committee approves all audit, audit-related services, tax services and other services provided by Ernst & Young. Any service provided by Ernst & Young that is not specifically included within the scope of the audit is pre-approved by the Audit Committee prior to any engagement. The Audit Committee is permitted to approve certain fees for audit related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In 2008, none of the fees paid to Ernst & Young were approved pursuant to the de minimus exception.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The table below sets forth, for the periods indicated, the total number of shares of Madeco purchased by the Company or on our behalf, or by an affiliated purchaser or on behalf of an affiliated purchaser, the average price paid per share, the total number of shares purchased as a part of a publicly announced repurchase plan or program and the maximum number (or approximate value) of shares that may yet be purchased under our plans and programs.

Period (2008)	Totel Number of Shares Purchased (1)	Average Price Paid per Share Ch$	Cumulative Number of Shares Purchased	Approximate value of shares purchased ThCh$
June 2008	167,516	50.83	167,516	8,515
Total	167,516	50.83	167,516	8,515

(1) Under Chilean law Madeco was required to offer its shareholders a right to withdraw after the approval of the Wire & Cable unit’s sale. The total number of shares repurchased amounted to less than 0.003% of the Company’s share capital.

Item 16G. Corporate Governance

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

Shareholder approval of equity-compensation plans. Under NYSE listing standards, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereof, with limited exceptions. An “equity-compensation plan” is a plan or other arrangement that provides for the delivery of equity securities of the listed company to any employee, director or other service provider as compensation for services.

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

PART III

ITEM 17. Financial Statements

Go to Table of Contents

Not applicable

ITEM 18. Financial Statements

Go to Table of Contents

Reference is made to pages F-1 through F-116

ITEM 19. Exhibits

Go to Table of Contents

Exhibit  Description

1.1 Articles of Incorporation and Bylaws

4.1 * Purchase Agreement dated as of February 21, 2008, between Madeco S.A. and Nexans

8.1 List of Subsidiaries of Madeco S.A.

11.1 Code of Ethics

12.1 Section 302 Certification of the Chief Executive Officer

12.2 Section 302 Certification of the Chief Financial Officer

13.1 Section 906 Certification of the Chief Executive Officer

13.2 Section 906 Certification of the Chief Financial Officer

* Incorporated by reference to the Annual Report in Form 20-F for the fiscal year ended December 31, 2007.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Madeco S.A.

/s/Cristián Montes

Chief Executive Officer

Date: June 30, 2009

Madeco S.A. and Subsidiaries

Audited Consolidated Financial Statements as of

December 31, 2007 and 2008 and for each of the three years in the period ended December 31, 2008 together with the Reports of Independent Registered Public Accounting Firm

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Madeco S.A. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Madeco S.A. and its subsidiaries as of December 31, 2007 and 2008, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Madeco S.A. and subsidiaries at December 31, 2007 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 35 to the consolidated financial statements).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Madeco S.A.’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2009, except for internal control over financial reporting related to Notes 30 and 35 of the 2008 consolidated financial statements for which the date is June 28, 2009, expressed an unqualified opinion thereon.

ERNST & YOUNG LTDA.

Santiago, Chile

February 20, 2009

(Except for Notes 30 and 35 for which the date is June 28, 2009)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Madeco S.A. and Subsidiaries:

We have audited Madeco S.A.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Madeco S.A.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Madeco S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Madeco S.A. as of December 31, 2007 and 2008, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2008 and our report dated February 20, 2009, except for Notes 30 and 35 for which the date is June 28, 2009, expressed an unqualified opinion thereon.

ERNST & YOUNG LTDA.

Santiago, Chile

February 20, 2009

(except for Notes 30 and 35 for which the date is June 28, 2009)

Application of Constant Chilean Pesos

The December 31, 2006 and 2007 consolidated financial statements have been restated for general price-level changes and expressed in constant Chilean pesos of December 31, 2008 purchasing power.

		As of December 31,
		2007	2008	2008
ASSETS	Notes	ThCh$	ThCh$	ThUS$
				(Note 2 (c))
Current assets:
Cash		11,336,562	10,422,209	16,376
Time deposits	5	8,585	132,011,656	207,419
Marketable securities	6	850,296	57,883	91
Accounts receivable, net	7	116,800,760	56,980,652	89,529
Notes and accounts receivable from related companies	25	1,940,435	489,410	769
Inventories, net	8	146,884,031	54,957,466	86,350
Recoverable taxes, net	20	14,439,851	3,840,566	6,034
Prepaid expenses		1,099,201	609,753	958
Deferred income taxes, net	20	11,796,936	1,488,395	2,339
Other current assets	9	4,796,163	41,773,392	65,635
Total current assets		309,952,820	302,631,382	475,500

Property, Plant and Equipment, net	10	181,807,567	115,534,508	181,530

Other assets:

Investments in related companies	11	2,382,957	-	-
Investments in other companies	12	4,796,723	124,811,289	196,105
Goodwill, net	13	17,254,969	987,627	1,552
Negative goodwill, net	13	(1,941,396)	(2,071,335)	(3,255)
Long-term notes and accounts receivable		268,302	177,108	278
Intangible assets, net		1,311,687	504,886	793
Other	14	14,615,366	9,066,221	14,245
Total other assets		38,688,608	133,475,796	209,718
Total assets		530,448,995	551,641,686	866,748

The accompanying notes form an integral part of these consolidated financial statements.

		As of December 31,
		2007	2008	2008
LIABILITIES AND SHAREHOLDERS’ EQUITY	Notes	ThCh$	ThCh$	ThUS$
				(Note 2 (c))
Current liabilities:
Short-term bank loans	15	38,198,953	20,594,332	32,358
Current portion of long-term debt	15	19,222,949	8,822,230	13,862
Current portion of bonds payable	18	5,533,510	-	-
Long-term obligations, current portion		2,518,233	2,186,430	3,435
Dividends payable		16,390,400	18,555	29
Accounts and notes payable		37,137,522	20,969,239	32,947
Notes and accounts payable to related companies	25	669,836	441,761	694
Accrued liabilities and provisions	16	13,192,979	8,340,292	13,104
Withholdings		3,960,343	1,889,581	2,969
Income taxes		-	12,342,191	19,392
Unearned revenues		4,932,324	607,923	955
Other current liabilities		1,417,976	31,623	50
Total current liabilities		143,175,025	76,244,157	119,795

Long-term liabilities:
Long-term debt	18	39,521,470	20,210,075	31,754
Bonds payable	18	18,102,519	-	-
Miscellaneous payables	19	7,790,886	8,569,937	13,465
Accrued liabilities and provisions	16	4,888,639	1,646,303	2,587
Deferred income taxes	20	4,102,385	3,880,192	6,097
Other long-term liabilities		926,655	360,989	567
Total long-term liabilities		75,332,554	34,667,496	54,470

Minority interest	26	24,561,208	25,551,417	40,147
	23	-	-	-
Contingencies and commitments

Shareholders’ equity:	21
Paid-in capital, no par value		255,184,488	255,184,488	400,950
Reserves		27,123,264	57,737,805	90,719
Retained earnings		-	5,072,456	7,970
Net income for the year		21,409,810	97,183,867	152,697
Provisional dividends		(16,337,354)	-	-
Total Shareholders’ equity		287,380,208	415,178,616	652,336
Total liabilities and Shareholders’ equity		530,448,995	551,641,686	866,748

The accompanying notes form an integral part of these consolidated financial statements.

		For the year ended December 31,
	Note	2006	2007	2008	2008
		ThCh$	ThCh$	ThCh$	ThUS$
					(Note 2 (c))
Operating income:
Net sales		653,964,041	695,882,988	692,957,616	1,088,786
Cost of sales		(560,195,897)	(614,304,128)	(612,809,965)	(962,856)
Gross profit		93,768,144	81,578,860	80,147,651	125,930
Administrative and selling expenses		(33,223,664)	(37,894,138)	(40,133,861)	(63,059)
Operating income		60,544,480	43,684,722	40,013,790	62,871

Non-operating income and expense:
Interest income		1,877,064	2,570,842	5,092,954	8,003
Other non-operating income	24	136,434	890,164	161,585,000	253,885
Equity participation in income of related companies	11	804,995	-	527	1
Interest expense		(13,345,485)	(13,979,501)	(16,459,844)	(25,862)
Equity participation in losses of related companies	11	-	(61,147)	(1,091)	(2)
Amortization of goodwill	13	(2,013,132)	(1,822,648)	(16,854,812)	(26,483)
Other non-operating expenses	24	(3,335,171)	(2,152,001)	(30,243,891)	(47,520)
Price-level restatement, net	3	(1,879,202)	(7,328,773)	(6,886,036)	(10,819)
Foreign exchange (loss) gain, net	4	391,387	4,284,394	4,117,278	6,469
Non-operating loss		(17,363,111)	(17,598,670)	100,350,085	157,672

Income before income taxes, minority interest and amortization of negative goodwill		43,181,369	26,086,052	140,363,875	220,543
Income taxes	20	(6,087,159)	(1,171,227)	(39,708,550)	(62,391)
Income before minority interest and amortization of negative goodwill		37,094,210	24,914,825	100,655,325	158,152
Minority interest	26	(1,799,002)	(3,602,141)	(3,683,567)	(5,788)
Income before amortization of negative goodwill		35,295,208	21,312,684	96,971,758	152,364
Amortization of negative goodwill	13	30,937	97,126	212,109	333
Net income		35,326,145	21,409,810	97,183,867	152,697

The accompanying notes form an integral part of these consolidated financial statements.

	For the years ended December 31,
	2006	2007	2008	2008
	ThCh$	ThCh$	ThCh$	ThUS$
				(Note 2 (c))
Cash flow from operating activities:
Collection of accounts receivable	748,302,204	841,965,486	800,285,920	1,257,422
Financial income received	1,191,961	4,880,939	4,942,140	7,765
Dividends and other distributions received	60,728	-	-	-
Other income received	9,081,729	11,102,916	24,852,648	39,049
Payments to suppliers and personnel	(729,858,897)	(812,395,957)	(747,164,765)	(1,173,957)
Interest paid	(10,916,653)	(12,579,627)	(10,129,898)	(15,916)
Income taxes paid	(5,815,195)	(7,185,752)	(9,075,677)	(14,260)
Other expenses	(335,470)	(5,985,447)	(3,796,415)	(5,965)
Value added taxes and other similar items paid	(4,794,289)	(3,315,568)	(5,885,919)	(9,248)
Net cash provided by operating activities	6,916,118	16,486,990	54,028,034	84,890

Cash flow from investing activities:
Proceeds from sales of investments	-	115	192,630,118	302,663
Proceeds from sales of property, plant and equipment	2,902,628	1,017,855	140,516	221
Additions to property, plant and equipment	(16,764,385)	(20,393,582)	(24,855,902)	(39,054)
Investments in Cedsa S.A. and Peruplast S.A.	-	(10,702,885)	(4,075,387)	(6,403)
Additions to cash from acquired companies	-	4,485,947	-	-
Investments in other companies	(4,981)	-	-	-
Decrease in accounts receivable from related companies	98,732	-	-	-
Other investing activities (net)	1,570,252	-	-	-
Other disbursements for investment	-	(29,444)	(29,994,329)	(47,128)
Net used in provided by investing activities	(12,197,754)	(25,621,994)	133,845,016	210,299

Cash flow from financing activities:
Borrowings from banks and others	163,956,780	244,073,119	234,957,031	369,168
Proportion of dividends paid to minority shareholders	(710,172)	(738,086)	(17,977,224)	(28,246)
Payments of loans	(149,393,067)	(238,542,867)	(255,097,351)	(400,813)
Payment of loans from related parties	(1,816,029)	-	-	-
Capital distributions	-	(5,531,911)	-	-
Decrease in bonds payable	(4,978,251)	(5,275,317)	(23,381,944)	(36,738)
Capital increase in subsidiaries contributed	11,067,962	7,040,654	1,978,431	3,109
by minority shareholders
Other financing disbursements	(1,229,742)	-	-	-
Net cash (used in) provided by financing activities	16,897,480	1,025,592	(59,521,057)	(93,520)
Net (decrease) increase in cash and cash equivalents	11,615,845	(8,109,412)	128,351,993	201,669
Effect of price-level restatement on cash and cash equivalents	(398,721)	(215,903)	14,015,294	22,021
Net (decrease) increase of cash and cash equivalents	11,217,124	(8,325,315)	142,367,287	223,690
Cash and cash equivalents at the beginning of year	9,303,634	20,520,758	12,195,443	19,162
Cash and cash equivalents at the end of year	20,520,758	12,195,443	154,562,730	242,852

The accompanying notes form an integral part of these consolidated financial statements.

	For the years ended December 31,
	2006	2007	2008	2008
	ThCh$	ThCh$	ThCh$	ThUS$
				(Note 2 (c))
Reconciliation of net income for the year to net cash from operating activities:
Net income for the year	35,326,145	21,409,810	97,183,867	152,697
Items that do not represent cash flows:
Depreciation	15,662,161	17,189,921	14,585,599	22,917
Amortization of goodwill	2,013,132	1,822,648	16,854,812	26,483
Amortization of negative goodwill	(30,937)	(97,126)	(212,109)	(333)
Minority interest	1,799,002	3,602,141	3,683,567	5,788
Price-level restatement, net	1,879,202	7,328,773	6,886,036	10,819
Foreign exchange loss (gain), net	(391,387)	(4,284,394)	(4,117,278)	(6,469)
Gain on sales of property, plant and equipment	(19,469)	(479,477)	(539,331)	(847)
Loss (gain) on sale of investments	-	36,392	(156,358,790)	(245,673)
Equity participation in net losses (income)	(804,995)	-	(527)	(1)
of investments under equity method, net
Accrued equity participation in loss of related companies	-	61,147	1,091	2
Losses (gains) on sales of investments	(36,990)	11,273	-	-
Write-offs and provisions	7,285,678	1,120,733	1,896,946	2,981
Other charges to income which do not	8,599,425	9,802,299	45,936,624	72,175
represent cash flows (1)
Net changes in operating assets and liabilities:
Increase in accounts and notes receivable	(30,266,358)	(2,066,576)	(1,678,565)	(2,637)
Increase in inventories	(29,803,463)	(18,084,097)	2,537,138	3,986
Increase in other assets	(1,859,430)	(10,081,273)	8,706,549	13,680
(Decrease) increase in accounts and notes payable	5,370,169	(7,941,932)	20,940,002	32,901
Increase (decrease) in other current liabilities	(7,805,766)	(2,863,272)	(2,277,597)	(3,579)
Net cash flow (used in) provided by operating activities	6,916,118	16,486,990	54,028,034	84,890

	For the years ended December 31,
	2006	2007	2008	2008
	ThCh$	ThCh$	ThCh$	ThUS$
				(Note 2 (c))
Supplemental Cash Flow Information:
Assets acquired under capital leases	497,617	446,148	-	-

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

The Company operates in four main segments. The principal operating segment and the Company’s largest business unit is its Wire & Cable business, with production facilities in Chile, Brazil, Peru and Argentina. The Wire & Cable business unit’s main clients are in the telecom, energy, mining, construction and industrial sectors. The Company divested this segment as of September 30, 2008. The Company’s second operating segment is Brass Mills unit, which manufactures pipes, bars and sheets from copper, brass, aluminum and related alloys. Additionally, the Brass Mills unit manufactures coin blanks and minted coins from alloys comprising copper, nickel, aluminum and zinc. The Company’s Brass Mills facilities are located in Chile and Argentina. The Company’s third operating segment, Flexible Packaging manufactures printed flexible packaging for use in the packaging of mass consumer products. The Company has flexible packaging facilities in Chile and Argentina, and in addition it exerts significant influence over its equity investment in Peru that operates in the same business. The fourth operating segment of the Company is Profiles. The Profiles produced by the Company in Chile are used in the residential and the non-residential construction sector as well as in the production of industrial durable goods.

Note 2 – Summary of significant accounting policies

  Basis of preparation, presentation and consolidation of the consolidated financial statements

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Chile and the regulations established by the SVS, (collectively referred to as “Chilean GAAP”). Certain accounting practices applied by the Company that conform with accounting principles generally accepted in Chile do not conform with accounting principles generally accepted in the United States of America (“US GAAP”). A reconciliation of Chilean GAAP to US GAAP is provided in Note 35.

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

The consolidated financial statements as of December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008 include the following subsidiaries:

		As of December 31,
		2006	2007	2008
		%	%	%
Percentage of Direct and Indirect Ownership
Alusa S.A. and Subsidiaries	(1) (8)	75.96	75.96	75.96
Indalum S.A. and Subsidiaries	(2)	99.16	99.16	99.16
Armat S.A.		100	100	100
Comercial Madeco S.A. and Subsidiaries (Argentina)	(3)	100	100	100
Indeco S.A. (Peru)		93.97	93.97	-
Madeco Overseas S.A. (Cayman Islands)		100	100	100
Soinmad S.A. and Subsidiaries	(4)	100	100	100
Metal Overseas S.A. and Subsidiaries (Cayman Islands)	(9)	100	100	100
Indelqui S.A. and Subsidiary (Argentina)	(6)	-	100	-
Madeco Brass Mills S.A.	(7)	-	100	100
Invercables S.A.	(10)	-	100	-
Madeco Cables S.A.	(7)	-	100	-
Cedsa S.A.	(8)	-	80	-

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

  The 2007 acquisitions of Cedsa S.A. (Colombia) and Peruplast S.A. (Peru) were accounted for in accordance with Technical Bulletin No. 72 and are detailed in Note 27 of the financial statements.

  During June 2008, Metal Overseas decreased its capital by US$114.175.582 paying that subscription to Madeco S.A. using the shares of Ficap S.A...

  During 2008, Invercable S.A. participated in the capital increase of Indeco S.A. for US$86.5 million obtaining, through this transaction majority ownership interest. Accordingly, beginning on the aforementioned date, it will be incorporated into the consolidation of Invercable S.A..

During June 2008, Madeco Cables S.A. increased its capital by 4,303,526 shares where Madeco S.A. participated in the subscription of 4,188,640 shares and paid this contribution through the delivery of net assets and liabilities of its Cable Business Unit for an amount equivalent to ThCh$42,766,014. Additionally, Soinmad S.A. participated in this increase paying this subscription of shares through the shares of Cotelsa S.A.. Therefore, the financial statements of Madeco Cables S.A. and subsidiaries include the consolidation of the direct subsidiary Cotelsa S.A..

On September 17, 2008, the shareholders at the General Meeting of Shareholders of Soinmad S.A. agreed to increase capital by ThCh$ 127,262.484 equivalent to 107,639,522 shares. This increase is subscribed and paid by Madeco S.A. through the capitalization of 2,500,000 shares of Nexans S.A. (France) and 6,658,650 shares of Sociedad Metalúrgica e Industrial S.A. Argentina.

The operations indicated above related to company reorganization were treated in accordance with Technical Bulletin No. 72, Number 28.

All group transactions were executed at book values and did not generate any effects in income.

  Price-level restatement

The cumulative inflation rate in Chile as measured by the Chilean Consumer Price Index (“CPI”) for the three-year period ended December 31, 2008 was approximately 8.9%.

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

The values of the Chilean consumer price indices used to reflect the effects of the changes in the purchasing power of the Chilean peso (“price-level restatement”) are as follows:

	Index	Change over Previous November 30,

November 30, 2006 …………………	86.52	2.1%
November 30, 2007 …………………	92.95	7.4%
November 30, 2008 …………………	101.21	8.9%

By way of comparison, the actual values of the Chilean consumer price indices as of the balance sheet dates are as follows:

	Index	Change over Previous December 31,

December 31, 2006 …………………	86.60	2.6%
December 31, 2007 …………………	93.38	7.8%
December 31, 2008 …………………	100.00	7.1%

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

Ch$

December 31, 2006 …………	18,336.38
December 31, 2007 …………	19,622.66
December 31, 2008…………	21,452.57

Comparative financial statements

For comparative purposes, the historical December 31, 2006 and 2007 consolidated financial statements and their accompanying notes have been presented in constant Chilean pesos as of December 31, 2008. Amounts previously presented in constant Chilean pesos as of each balance sheet date have been adjusted by the percentage changes in the CPI to December 31, 2008 as follows:

Year	Change in Index

2007……………………	7.4% (1)
2008……………………	8.9% (2)

(1) Equivalent to the change in the CPI for 2007 multiplied with the change in the CPI for 2008.

(2) Equivalent to the change in the CPI for 2008.

This updating does not change the prior years’ statements or information in any way except to update the amounts to constant Chilean pesos of similar purchasing power.

c)  Currency translation

Balances denominated in foreign currencies included in the consolidated balance sheets and detailed in Note 22 have been translated into Chilean pesos at the observed exchange rates determined by the Central Bank of Chile in effect at each year end.

As of December 31 2006, 2007 and 2008 the foreign exchange rates of most relevant foreign currencies were as follows:

	As of December 31,
	2006	2007	2008
Currency
United States dollar (US$)	532.39	496.89	636.45
Argentine peso (AR$)	173.93	157.79	184.48
Brazilian real (BR$)	248.78	280.32	271.99
Peruvian sol (S$)	166.89	167.40	202.69

The net effect of foreign exchange translation in income is detailed in Note 4.

Convenience translation to US dollars

The financial statements are stated in Chilean pesos. The translations of Chilean pesos into US dollars are included solely for the convenience of the reader, using the observed exchange rate reported by the Chilean Central Bank as of December 31, 2008 of Ch$ 636.45 for US$ 1.00. The convenience translations should not be construed as representations that the Chilean peso amounts have been, could have been, or could in the future be, converted into US dollars at this or any other exchange rate.

d)  Cash and cash equivalents

The Company considers all short-term, highly liquid investment securities with remaining maturities of three months or less to be cash equivalents for purposes of the consolidated statements of cash flows:

	As of December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$
Cash and Cash Equivalents
Cash	5,536,430	11,336,562	10,422,209
Time deposits (Note 5)	305,908	8,585	132,011,656
Mutual funds (Note 6)	357,915	850,296	57,883
Securities purchased under resell agreements (Note 9)	14,320,505	-	12,070,982
Total	20,520,758	12,195,443	154,562,730

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

Note 2 – Summary of significant accounting policies, continued

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

The investment in shares maintained on the French company Nexans S.A. has been valued at restated cost with no prejudice that this investment has been considered by the parent company Madeco S.A. as a permanent investment with ability to have significant influence. The valuation of this investment according to the proportional equity method using the acquisition method as basis to adjust the equity of the acquiree, would be applied upon having the information required to apply this mechanism. Accordingly, the first proportional equity value would be applied as of March 31, 2009 on the financial statements as of December 31, 2008 of its affiliate Nexans. This criterion was authorized by the SVS through excerpt 2.953 dated February 5, 2009, as indicated in Note 12.

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

Note 3 - Price-level restatement

The application of price-level restatement as described in note 2 b) resulted in net (charges) credits to income, the effect of which is summarized as follow:

	Credit (charge) as of December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Property, plant and equipment, net	1,956,118	6,580,216	7,230,410
Inventories, net	192,738	125,348	522,221
Other current assets	183,410	710,644	823,914
Other assets	2,555,850	9,899,427	12,782,272
Other liabilities and minority interest	(212,134)	(1,005,344)	(2,165,151)
Shareholders’ equity, net	(5,125,617)	(20,322,549)	(23,486,537)
Income and expense accounts	(349,739)	(635,745)	(1,894,695)
Net adjustment of assets and liabilities indexed to UF	(1,079,828)	(2,680,770)	(698,470)
Price-level restatement, net	(1,879,202)	(7,328,773)	(6,886,036)

Note 4 - Foreign exchange differences

Foreign exchange differences are summarized as follows:

	Credit (charge) as of December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Cash and short-term investments	372,736	(6,163)	4,949,895
Accounts receivable	643,894	(1,759,543)	3,896,646
Other assets	284,322	(279,933)	19,316,863
Bank loans	(614,829)	663,532	(11,802,338)
Other liabilities	(449,254)	1,049,696	(5,613,027)
Loss on hedging transactions	(2,567,617)	(1,190,688)	(538,994)
Translation adjustments in foreign subsidiaries, net	2,722,134	5,807,493	(6,091,767)
	(391,387)	4,284,394	4,117,278

Note 5 – Time deposits

Time deposits are summarized as follows:

	As of December 31,
	2007	2008
	ThCh$	ThCh$

Time deposits in other foreign currencies	8,585	132,011,656
Total time deposits	8,585	132,011,656

Note 6 – Marketable securities

Marketable securities are summarized as follows:

	As of December 31,
	2007	2008
	ThCh$	ThCh$

Mutual funds	850,296	57,883
Total marketable securities	850,296	57,883

Note 7 - Accounts receivable

a) Accounts receivable, net of allowances for doubtful accounts, are summarized as follows:

	As of December 31,
	2007	2008
	ThCh$	ThCh$
Trade accounts receivable	101,924,567	42,484,936
Allowance for doubtful trade accounts receivable	(3,897,662)	(2,391,396)
Notes receivable	13,426,001	15,333,033
Allowance for doubtful notes receivables	(1,732,112)	(1,210,681)
Other accounts receivable	9,533,233	5,241,433
Allowance for doubtful other accounts	(2,453,267)	(2,476,673)
Total accounts receivable, net	116,800,760	56,980,652

b) Changes in the allowance for doubtful accounts receivable for the years ended December 31, 2006, 2007 and 2008 are as follows:

	As of December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$
Balance at the beginning of the year	9,802,799	9,768,668	8,083,042
Price-level restatement	(169,367)	(348,373)	(91,421)
Companies Disposed Of	-	-	(3,072,966)
Effect of devaluation of foreign currencies	62,941	210,390	267,170
Allowance established, net	395,335	346,403	1,385,926
Write-offs	(323,041)	(1,894,046)	(493.001)
Balance at the end of the year	9,768,668	8,083,042	6,078,750

Note 8 - Inventories

a) Inventories are summarized as follows:

	As of December 31,
	2007	2008
	ThCh$	ThCh$

Raw materials	37,517,357	19,796,314
Finished goods	48,980,112	10,953,840
Work-in-progress	26,410,859	7,114,410
Consumable materials	9,641,194	5,033,287
Supplies in transit	19,692,853	6,396,566
Supplies	7,390,324	7,200,197
Sub-total	149,632,699	56,494,614
Allowance for obsolescence	(2,748,668)	(1,537,148)
Inventories, net	146,884,031	54,957,466

b) Changes in the allowance for obsolescence for the years ended December 31, 2006, 2007 and 2008 are as follows:

	As of December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Balance at beginning of year	3,313,372	3,278,169	2,748,668
Price-level restatement	(68,150)	(225,869)	(224,639)
Effect of devaluation of foreign currencies	125,261	(31,664)	45,129
Companies Disposed Of	-	-	(1,341,963)
Allowance established	608,887	327,487	382,879
Allowance released (1)	(701,202)	(312,578)	(72,926)
Write-offs	-	(286,877)	-
Balance at end of year	3,278,169	2,748,668	1,537,148

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

The Company generally records inventory at net realizable value in accordance with to the accounting policy described in Note 2 g). The inventory covered by hedging agreements (detailed in Note 29) is recorded at fair value with the recognition of offsetting effects in income.

Note 9 – Other current assets

Other current assets are summarized as follows:

	As of December 31,
	2007	2008
	ThCh$	ThCh$
Deposit in guarantee	1,483	2,840
Property, plant and equipment to be disposed of, net (2) and (3)	2,565,430	5,156,194
Discount on bond issuance	183,373	-
Instruments acquired under resele agreements	-	12,070,982
Guarantees for the sale of the Cables Business (escrow account) (1)	-	23,645,300
Copper hedging agreement at fair value (4)	1,882,518	875,377
Other	163,359	22,699
Total	4,796,163	41,773,392

  Cash balances and marketable securities (escrow account) maintained in guarantee which have the restrictions indicated in Note 23 Number 3 letter a)
  Shown net of adjustment to realization value of ThCh$ 230,254 (ThCh$ 299,978 as of December 31, 2007).
  During 2007, the subsidiary Optel Brasil Ltda. reclassified assets in the amount of ThCh$ 1,165,572 related to the sale of the Aratú plant to other long-term assets.
  Relates to the fair value of existing purchase hedging agreements (Asian options and Swap), which are detailed in Note 29 “Derivative Contracts”.

The detail of securities purchased under resell agreements to resell as of December 31, 2008 is as follows:

			Original	Transaction	Interest	Final		Market
Purchase Date	Maturity Date	Counterpart	currency	Amount	rate	value	Description of Instrument	Value
				ThCh$	%	ThCh$		ThCh$
December 9, 2008	January 8, 2009	Banchile Corredores de Bolsa S.A.	Ch$	6,000,000,	8,76	6,043,800	Non-indexed promissory note	6,032,120
December 16, 2008	January 15, 2009	Banchile Corredores de Bolsa S.A.	Ch$	299,062	8,76	301,245	Non-indexed promissory note	300,154
December 16, 2008	January 15, 2009	Banchile Corredores de Bolsa S.A.	Ch$	5,602,009	8,76	5,642,903	Non-indexed promissory note	5,622,455
December 16, 2008	January 15, 2009	Banchile Corredores de Bolsa S.A.	Ch$	115,829	8,76	116,675	Non-indexed promissory note	116,253
							Total	12,070,982

There are no securities purchased under resell agreements as of December 31, 2007.

Note 10 – Property, plant and equipment

Property, plant and equipment are presented net of write-downs of ThCh$ 2,506,495 and ThCh$ 2,608,561 as of December 31, 2007 and 2008, respectively, and are summarized as follows:

	As of December 31,
	2007	2008
	ThCh$	ThCh$

Land	16,296,420	10,312,525
Buildings and Infrastructure (2)
Buildings and infrastructure (2)	67,552,040	49,733,586
Accumulated depreciation (2)	(21,376,087)	(14,977,326)
Subtotal buildings and infrastructure, net (2)	46,175,953	34,756,260
Machinery and Equipment
Machinery and equipment (2)	264,794,488	164,408,780
Accumulated depreciation (2)	(163,016,871)	(109,383,270)
Subtotal machinery and equipment, net (2)	101,777,617	55,025,510
Other Property, Plant and Equipment
Leased assets (2)	22,517,938	20,424,575
Furniture and fixtures (2)	4,191,621	3,763,629
Office equipment (2)	7,657,473	4,598,948
Tools and others (2)	1,804,603	1,555,067
Other property, plant and equipment (2)	7,674,326	7,521,373
Accumulated depreciation (1)	(17,040,947)	(13,081,743)
Subtotal other property, plant and equipment, net (2)	26,805,014	24,781,849
Revaluation from technical appraisals
Land (2)	3,386,781	1,486,936
Buildings and infrastructure (2)	8,690,603	1,585,716
Machinery and equipment (2)	1,981,825	-
Accumulated depreciation (2)	(5,529,610)	(990,993)
Subtotal revaluation from technical appraisals, net (2)	8,529,599	2,081,659
Total depreciation	(17,777,036)	(11,423,295)
Total property, plant and equipement,net	181,807,567	115,534,508

  The total accumulated depreciation includes accumulated depreciation of leased assets of ThCh$ 3,337,908 and ThCh$ 3,502,229 as of December 31, 2007 and 2008, respectively.
  The decrease in these balances is explained by the disposal of the cable unit companies as described in Note 28

Depreciation expense is summarized as follows:

	For the year ended December 31,
	2006	2007	2008
Included within the following income statement caption:	ThCh$	ThCh$	ThCh$

Cost of sales	13,992,085	15,723,928	10,205,955
Administrative and selling expenses	1,670,076	1,465,993	1,173,713
Sub total	15,662,161	17,189,921	11,379,668

Non-operating expense	1,060,309	587,115	43,628
Total	16,722,470	17,777,036	11,423,295

No financing costs were capitalized to property, plant and equipment during 2006, 2007 and 2008. The Company recorded impairment losses related to its property, plant and equipment amounting to ThCh$ 1,090,765, ThCh$ 178,424 and ThCh$ 551,899 during 2006, 2007 and 2008, respectively.

  Assets to be disposed of

Property, plant and equipment to be disposed of consist mainly of land and buildings which are not in Madeco’s core business. The Company is in the process of disposing those assets normally by sale taking decision about selling based on the real estate market conditions.

As of December 31, 2007 and 2008, the detail of property, plant and equipment held for sale, after adjustments to net realizable value was as follows:

	As of December 31,
	2007	2008
	ThCh$	ThCh$

Building Vitacura (Chile)	1,194,512	1,199,179
Land in Via Matoim 902 (Aratú plant) (Brazil) (1)	-	2,471,037
Machinery and equipment Optel Ltda. (Brazil)	1,039,809	1,223,008
Other	331,109	262,970
Subtotal current assets (Note 9)	2,565,430	5,156,194

Land at Vicuña Mackenna 4665 (Chile)	1,151,002	918,026
Land and building at Lomas de Zamora (Argentina)	1,165,265	734,166
San Luis plant (Argentina)	222,727	261,969
Land in Via Matoim 902 (Aratú plant) (Brazil) (1)	1,165,572	-
Machinery and equipment Laton (Chile)	368,379	436,595
Other	480,902	6,060
Subtotal non-current assets (Note 14)	4,553,847	2,356,816
Total property, plant and equipment to be disposed of, net	7,119,277	7,513,010

Property, plant and equipment held for sale are recorded at their net realizable values and include allowances of ThCh$ 299,978 and ThCh$ 230,254 related to current assets, and of ThCh$ 5,183,709 and ThCh$ 5,528,811 related to non-current assets as of December 31, 2007 and 2008, respectively.

For the years ended December 31, 2006, 2007 and 2008, the Company recognized impairment charges (net realizable value) related to its Property, plant and equipment held for sale of ThCh$ 343,495, ThCh$ 0 and for ThCh$ 0, respectively.

(1) During 2007, the amount of ThCh$ 1,165,572, related to assets for sale of the subsidiary Ficap S.A., was reclassified to Other assets.

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

On January 11, 2008, the related agreement was amended in respect al saldo insluto. The new characteristics of this agreement are as follows:

Seller     :   Alusa S.A.

Purchaser    :  Corpbanca

Assets involved    :  Building and plant located in Quilicura

Principal amount   :  U.F. 268,403

Nominal value of agreement  :  U.F. 330,034

No. of installments   :  17 (semi-annually)

Period     :  December 28, 2007 to May 15, 2016

Fixed interest rate   :  4.80%

c) Leased property, plant and equipment

c.1 Crédito Leasing S.A. Leasing Contract

On June 1,2006, Peruplast S.A.negotiated a Coextrusor Carnevalli machinery leasing contract with Crédito Leasing for a term of 48 months,as follows.

Lessor     :  Crédito Leasing S.A.

Lessee      :  Peruplast S.A.

Assets covered    :  Carnevalli co extruser

Purchase price    :  ThCh$510,469

Number of installments   :  48 months

Term of the contract   :  01/06/2006 to 01/05/2010

Interest rate    :  7.30% anually

c.2 Crédito Leasing S.A. Leasing Contract

On June 26,2007, Peruplast S.A.negotiated a Schiavi press leasing contract with Crédito Leasing for a term of 60 months,as follows.

Lessor     :  Crédito Leasing S.A.

Lessee      :  Peruplast S.A.

Assets covered    :  Schiavi flexo press

Purchase price    :  ThCh$1,053,201

Number of installments   :  60 months

Term of the contract   :  26/06/2007 to 01/07/2012

Interest rate    :  7.00% anually

c.3 Crédito Leasing S.A. Leasing Contract

On February 1, 2003, Tech Pak S.A.(absorbed by Peruplast S.A) negotiated an Avanti press leasing contract with Crédito Leasing for a term of 60 months,as follows.

Lessor     :  Crédito Leasing S.A.

Lessee      :  Tech Pak S.A.

Assets covered    :  Avanti press

Purchase price    :  ThCh$203,381

Number of installments   :  60 months

Term of the contract   :  01/02/2003 to 01/01/2008

Interest rate    :  6.00% anually

As of December 31,2008, the purchase option over this asset was exercised and this was re-classified as Machinery and equipment.

c.4 Crédito Leasing S.A. Leasing Contract

On October 1, 2006, Tech Pak S.A.(absorbed by Peruplast S.A) negotiated a press chamber leasing contract with Crédito Leasing for a term of 24 months,as follows.

Lessor     :  Crédito Leasing S.A.

Lesse      :  Tech Pak S.A.

Assets covered    :  BST video camera for press vision

Purchase price    :  ThCh$33,832

Number of installments   :  24 months

Term of the contract   :  01/10/2006 to 01/10/2008

Interest rate    :  8.00% anually

As of December 31,2008, the purchase option over this asset was exercised and this was re-classified as Machinery and equipment.

c.5 Crédito Leasing S.A. Leasing Contract

On June 26, 2007, Tech Pak S.A.(absorbed by Peruplast S.A) negotiated a Comexi press leasing contract with Crédito Leasing for a term of 48 months,as follows.

Lessor     :  Crédito Leasing S.A.

Lessee      :  Tech Pack S.A.

Assets covered    :  Comexi flexo press

Purchase price    :  ThCh$930,084

Number of installments   :  48 months

Term of the contract   :  26/06/2007 to 01/07/2011

Interest rate    :  7.30% anually

c.6 Citibank Leasing Contract

On February 28, 2005, Peruplast S.A. negotiated a Schiavi press leasing contract with Citibank for a term of 48 months,as follows.

Lessor     :  Citibank

Lessee      :  Peruplast S.A.

Assets covered    :  Schiavi press

Purchase price    :  ThCh$371,233

Number of installments   :  48 months

Term of the contract   :  28/02/2005 to 25/02/2009

Interest rate    :  6.70% anually

c.7 Interbank. Leasing Contract

On March 22, 2006, Peruplast S.A. negotiated a Pouchera sealing machine leasing contract with Interbank for a term of 24 months,as follows.

Lessor     :  Interbank

Lessee      :  Peruplast S.A.

Assets covered    :  Ponchera sealer

Purchase price    :  ThCh$41,667

Number of installments   :  24 months

Term of the contract   :  22/03/2006 to 10/02/2008

Interest rate    :  6.80% anually

As of December 31,2008, the purchase option over this asset was exercised and this was re-classified as Machinery and equipment.

c.8 Interbank Leasing Contract

On June 22, 2006, Peruplast S.A. negotiated a Schiavi laminating machine leasing contract with Interbank for a term of 48 months,as follows.

Lessor     :  Interbank

Lesse      :  Peruplast S.A.

Assets covered    :  Schiavi laminator

Purchase price    :  ThCh$243,410

Number of installments   :  48 months

Term of the contract   :  22/06/2006 to 01/06/2010

Interest rate    :  7.40% anually

c.9 Interbank Leasing Contract

On September 26, 2005, Tech Pak (absorbed by Peruplast S.A.) negotiated a Flexo Visión press machine leasing contract with Interbank for a term of 48 months,as follows.

Lessor     :  Interbank

Lessee      :  Tech Pak S.A.

Assets covered    :  Flexo Visión press

Purchase price    :  ThCh$518,280

Number of installments   :  48 months

Term of the contract   :  26/09/2005 to 26/09/2009

Interest rate    :  7.30% anually

c.10 Interbank Leasing S.A. Contract

On February 25, 2008, Peruplast S.A. negotiated a Primaflex press, a Nordmeccánica laminator and sleeves leasing contract with Interbank for a term of 60 months,as follows.

Lessor     :  Interbank

Lessee      :  Peruplast S.A.

Assets covered    :  Primaflex press, Nordmeccánica laminator and

sleeves

Purchase price    :  ThCh$1,237,964

Number of installments   :  60 months

Term of the contract   :  01/08/2008 to 01/07/2013

Interest rate    :  6.65% anually

c.11 Banco de Crédito Leasing Contract

On April 25, 2008, Peruplast S.A. negotiated a real estate leasing contract with Banco de Crédito for a term of 72 months,as follows.

Lessor     :  Banco de Crédito

Lessee      :  Peruplast S.A.

Assets covered    :  Real stateLos Plasticos street

Purchase price    :  ThCh$1,157,310

Number of installments   :  72 months

Term of the contract   :  01/08/2008 to 01/07/2014

Interest rate    :  6.80% anually

c.12 Banco de Crédito Leasing Contract

On May 14, 2008, Peruplast S.A. negotiated a Hino truck and Toyota loader leasing contract with Banco de Crédito for a term of 48 months,as follows.

Lessor     :  Banco de Crédito

Lessee      :  Peruplast S.A.

Assets covered    :  Hino truck and Toyota loader

Purchase price    :  ThCh$47,985

Number of installments   :  48 months

Term of the contract   :  01/07/2008 to 01/06/2012

Interest rate    :  8.00% anually

c.13 Banco de Crédito Leasing Contract

On May 14, 2008, Peruplast S.A. negotiated a OHIO eléctro magnetic engraver machine leasing contract with Banco de Crédito for a term of 48 months,as follows.

Lessor     :  Banco de Crédito

Lessee      :  Peruplast S.A.

Assets covered    :  OHIO eléctro magnetic engraver

Purchase price    :  ThCh$89,143

Number of installments   :  48 months

Term of the contract   :  01/08/2008 to 01/07/2012

Interest rate    :  8.00% anually

Note 11 – Investments in related companies

The participation owned and carrying values of investments in related companies as of December 31, 2007 and 2008 are as follows:

	Percentage owned		As of December 31,
	2007	2008	2007	2008
	%	%	ThCh$	ThCh$
Related company
Colada Continua Chilena S.A.	41.00%	-	1,713,599	-
Cobrecon Perú S.A.	33.33%	-	669,358	-
Total			2,382,957	-

The Company’s equity participation in the net income of the investees is as follows:

	For the years ended December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$
Related company

Peruplast S.A.	444,170	-	-
Tech Pak S.A.	350,102	-	-
Colada Continua Chilena S.A.	552	(55,359)	527
Cobrecon Peru S.A.	10,171	(5,788)	(1,091)
Total	804,995	(61,147)	(564)

Note 12 – Investments in other companies

The detail of investments in other companies as of December 31, 2008 and 2007, as described in Note 2 j), is as follows:

Carrying value
Tax Registration No.	Company	No. of shares	Ownership percentage	2007 ThCh$	2008 ThCh$

0-E	Nexans (France) (1) and (2)	2,568,726	9.2047	-	124,786,341
96.612.850-K	Inmobiliaria del Plástico S.A.	110	9.16	18,179	17,204
0-E	Promotora Club Empresarial	1	0.53	17,512	6,067
0-E	Telefónica del Perú S.A.	44	9.16	-	1,677
0-E	Fondo de Investimentos (FIDC Banco Itaú)	1,289,733	24.50	4,761,032	-
Total				4,796,723	124,811,289

1) As indicated in Note 28 No. 4, as part of the sales operation of the cable unit, on September 30, 2008, 2,500,000 shares were received of Nexans (France) at a market value of €61.98 per share.

Additionally, on November 26 and 28, 2008, the Company acquired a package of shares equivalent to 68,726 shares of Nexans (France) for US$ 3,799,238.

2) As indicated in Note 2 j), with no prejudice that the investment which Madeco S.A. has in the French company Nexans, has been considered as a permanent investment with the ability to exercise significant influence, the management of Madeco S.A. requested an authorization to the SVS to value this investment in shares at restated cost considering that the financial information of the aforementioned company would be available subsequent to the issuance of these financial statements.

On February 5, 2009 and through Excerpt No. 2.953, the SVS authorized the parent company Madeco S.A. to record the investment as indicated in the preceding paragraph.

In respect to that indicated above, the application of the investment valuation according to the proportional equity method using the acquisition method as basis to adjust the shareholders’ equity of the acquiree to fair value will be applied in accordance with the terms established by Technical Bulletin No. 72 paragraph 44 issued by the Chilean Association of Accountants.

Note 13 – Goodwill and Negative goodwill

Goodwill as of December 31, 2007 and 2008 and related amortization charges in the years ended December 31, 2006, 2007 and 2008 are as follows:

	Amortization for the year ended December 31,			Net Balance as of December 31,
Company	2006	2007	2008	2007	2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Alumco S.A.	102,329	102,329	102,330	728,443	626,112
Alupack S.A. (1)	12,481	12,481	12,481	24,963	12,482
Ficap S.A. (3)	1,606,844	1,396,368	13,947,353	13,498,221	-
Cedsa S.A. (2) y (3)	-	48,108	1,147,620	1,106,478	-
Indeco S.A. (3)	165,137	143,508	1,517,277	1,462,881	-
Peruplast S.A. (2)	20,485	-	-	-	-
Tech Pak S.A. (2)	10,332	24,330	32,227	242,935	253,509
Vigaflex S.A. (1)	95,524	95,524	95,524	191,048	95,524
Total	2,013,132	1,822,648	16,854,812	17,254,969	987,627

Negative goodwill as of December 31, 2007 and 2008 and related amortization in the years ended December 31, 2006, 2007 and 2008 are as follows:

	Amortization for the year ended December 31,			Net Balance as of December 31,
Company	2006	2007	2008	2007	2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Peruplast S.A. (2)	-	70,241	180,486	1,477,618	1,557,468
Optel Brasil Ltda.	30,937	26,885	31,623	463,778	513,867
Total	30,937	97,126	212,109	1,941,396	2,071,335

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

  As a result of the disposal of the cable unit on September 30, 2008 the Company recognized with a charge to net income the balance pending amortization of minor amounts generated by the acquisition of these investments. This is generated by the disposal of cable unit companies as described in Note 28.

Note 14 – Other non-current assets

Other non-current assets are summarized as follows:

	As of December 31,
	2007	2008
	ThCh$	ThCh$

Recoverable tax incentives in Argentina (1)	687,688	-
Bond discount	550,119	-
Property, plant and equipment to be disposed of (held-for-sale), net (2)	4,553,847	2,356,816
Lawsuit deposits (4)	8,066,272	6,081,535
Bond issuance cost	169,653	78,072
Recoverable minimum tax in Argentina	184,347	93,762
Inventories, net (3)	332,110	424,753
Other	71,330	31,283
Total other non-current assets	14,615,366	9,066,221

  These amounts are presented net of an allowance for doubtful accounts of ThCh$ 0 as of December 31, 2008 (ThCh$ 117,122 as of December 31, 2007).
  These amounts are presented net of adjustments to realizable value of ThCh$ 5,028,741 and ThCh$ 5,528,811 as of December 31, 2007 and 2008, respectively.
  These inventories have a rotation of more than one year and are presented at net realizable values.
(4) In order to freeze the indexation,interest and fines that might be generated by the legal proceedings indicated in Note 29,5), Ficap S.A made judicial deposits for MM$/ThCh$6,081,535 and estimated reduced value of judicial deposit Brazil for MM$/ThCh$372.936

Note 15 – Short-term bank loans

a) Short-term bank loans are summarized as follows:

	As of December 31,
	2007	2008
	ThCh$	ThCh$
Payable in:
Chilean pesos	4,294,361	18,026,532
United States dollars	27,809,489	2,416,725
Loans in Euros	-	52,574
Inflation-indexed units (UF)	1,282,580	-
Other foreign currencies	4,812,523	98,501
Total short-term bank loans	38,198,953	20,594,332
Total outstanding principal	37,634,944	20,348,578

	As of December 31,
	2007	2008
	%	%
Year-end weighted average interest rates:
Loans in Chilean pesos	7.43	12.24
Loans in United States dollars	6.63	6.79
Loans in UF	4.08	-
Loans in Euros	-	7.55
Loans in other foreign currencies	13.77	6.00

b) Current portion of long-term liabilities is summarized as follows:

	As of December 31,
	2007	2008
	ThCh$	ThCh$
Payable in:
Inflation-indexed units (UF)	1,810,407	1,550,252
United States dollars	5,895,752	7,271,126
Chilean pesos	-	852
Other foreign currencies	11,516,790	-
Total current portion of long-term bank loans	19,222,949	8,822,230
Total outstanding principal	19,042,418	8,341,525

Note 16 – Accrued liabilities and provisions

a) Current accrued liabilities and provisions are as follows:

	As of December 31,
	2007	2008
	ThCh$	ThCh$

Accrued employee vacation expenses	2,995,764	1,460,719
Remuneration and consulting services	3,733,929	3,184,412
Staff severance indemnities, short-term	1,105,686	531,099
Project expenses, suppliers and other	1,086,328	699,782
Municipal taxes and others	729,655	765,685
Freight	389,702	88,692
Electricity consumed and other basic services	499,153	288,436
Import and export costs	274,995	184,177
Lawsuits pending (Argentina)	1,598,809	305,976
Directors’ benefits	535,246	715,457
Others	243,712	115,857
Total current accrued liabilities and provisions	13,192,979	8,340,292

b) Long-term accrued liabilities and provisions are as follows:

	As of December 31,
	2007	2008
	ThCh$	ThCh$

Staff severance indemnities, long-term	1,126,932	1,107,565
Provisions for pending lawsuits (1)	2,906,685	394,035
Municipal taxes and others	834,843	128,894
Other	20,179	15,809
Total long-term accrued liabilities and provisions	4,888,639	1,646,303

(1) This item includes mainly provision for pending lawsuits and unpaid settlements with current employees, which will be paid at their retirement. The liability is stated at present value applying an annual discount rate of 7% and considering the years remaining to estimated retirement dates.

c) The write offs made during the year are as follows:

c,1 Irrecoverable debts of ThCh$ 493,001 (ThCh$378,748 in 2007) have been written off during 2008.

c,2 Irrecoverable Sundry debtors were written off in 2007 amounting to ThCh$1,153,402.

Note 17 – Staff severance indemnities

Staff severances indemnities are presented as described in Note 2 o) and are summarized as follow:

	As of December 31,
	2007	2008
	ThCh$	ThCh$

Balance at the beginning of period	2,237,226	2,050,154
Price-level restatement	4,904	5,460
Decrease for sold companies	-	(1,010,129)
Provisions established	2,523,703	2,115,609
Payments during the period	(2,533,215)	(1,522,430)
Balance at the period-end	2,232,618	1,638,664

Presented in balance sheet in:
Current liabilities - accrued liabilities and provisions	1,105,686	531,099
Long-term liabilities - accrued liabilities and provisions	1,126,932	1,107,565
Total	2,232,618	1,638,664

Note 18 – Long-term debt and bonds payable

a) Long-term liabilities with banks and financial institutions as of December 31, 2007 and 2008 are as follows:

		Average					Total	Total
Bank	Currency or	annual	More than 1	More than 2	More than 3	More than	as of December	as of December
or financial institution	indexation	interest rate	up to 2 years	up to 3 years	up to 5 years	5 years	31, 2008	31, 2007
		%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Banks in Chile
Banco Estado de Chile	Indexed Chilean Pesos	3.09	531.414	111,550	-	-	642,964	1,169,795
Banco Estado de Chile	Indexed Chilean Pesos	10.10	758,250	758,250	758,250	758,250	3,033,000	-
Banco de Crédito e Inversiones	Indexed Chilean Pesos	1.41	276,158	-	-	-	276,158	550,166
Banco de Chile	Indexed Chilean Pesos	1.41	403,190	-	-	-	403,190	803,240
Banco del Desarrollo	US dollars	6.37	1,400,190	-	-	-	1,400,190	1,515,117
Corpbanca-Chile	US dollars	7..32	727,370	727,370	727,373	-	2,182,113
Banco Security	Indexed Chilean Pesos	1.41	338,756	-	-	-	338,756	1,450,578
Banks in Brazil:
Banco Itaú	Other currency	-	-	-	-	-	-	5,116,744
Bndes	Other currency	-	-	-	-	-	-	2,755,627
Citibank	US dollars	-	-	-	-	-	-	1,612,482
Unibanco	US dollars	-	-	-	-	-	-	2,920,845

Banks in other countries:
Banco Estado New York	US dollars	3.05	1,954,810	977,405	-	-	2,932,215	4,154,975
Itaú Bahamas	US dollars	3.05	973,036	486,519	-	-	1,459,555	2,068,202
Scotiabank - Peru	US dollars	6.10	1,018,320	1,018,320	1,018,320	-	3,054,960	3,463,125
Crédito Peru	US dollars	6.10	1,018,320	1,018,320	1,018,320	-	3,054,960	9,911,397
BBVA - Cayman Islands	US dollars	3.05	954,676	477,338	-	-	1,432,014	2,029,177

Total			10,354,490	5,575,072	3,522,263	758,250	20,210,075	39,521,470

b) Bonds have been issued and are payable by the following Group companies:

	As of December 31,
	2007	2008
	ThCh$	ThCh$
Company
Madeco	23,636,028	-
Total	23,636,028	-
Less: Current portion	(5,533,510)	-
Long-term portion	18,102,519	-

Madeco S.A. issued the bonds in December 2004 under the following terms:

Amount issued : UF 1,800,000 composed of 360 Series D bonds of UF 5,000 each.

Term : Seven years.

Principal amortization : Fourteen semi-annual installments from June 10, 2005.

Interest rate : 5.00% real annual rate calculated and paid semi-annually on the outstanding UF-denominated principal.

During 2008, all these bonds were paid.

The scheduled principal payments on long-term debt, bonds payable, capital lease obligations and other long-term liabilities at December 31, 2008 are summarized as follows:

As of December 31,
2008
Principal payments during the fiscal years ending December 31,	ThCh$
2009	28,690,103
2010	8,317,850
2011	3,979,182
2012	7,595,543
2013 and thereafter	317,500
Total	48,900,178

Note 19 – Miscellaneous payables

Miscellaneous long-term payables as of December 31, 2007 and 2008 are summarized as follows:

	As of December 31,
	2007	2008
	ThCh$	ThCh$

Capital lease obligations	7,790,886	8,569,937
Total	7,790,886	8,569,937

Note 20 – Income taxes and other taxes

a) Net recoverable taxes are summarized as follows:

	As of December 31,
	2007	2008
	ThCh$	ThCh$
Income taxes payable	(7,038,943)	-
Monthly income tax payments	8,436,665	-
Other credits against income taxes (1)	12,167,181	3,840,566
Other recoverable taxes (2)	874,948	-
Recoverable income taxes, net	14,439,851	3,840,566

  The balance of other recoverable taxes is shown net of an allowance for unrecoverable taxes in Uruguay and Argentina of ThCh$0 as of December 31, 2008 (ThCh$1,694,104 as of December 31, 2007).

  During 2007, minimal income taxes in Argentina of ThCh$ 1,694,104 were reclassified from other long-term assets; these taxes are fully provided for.

b) The net income tax charge to the consolidated statement of income for each year is summarized as follows:

	For the year ended December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$
Current year provision for income tax	(8,414,975)	(7,038,943)	(29,722,617)
Income tax from previous year	(26,471)	199,290	(2,514,415)
Deferred income tax	316,762	(442,827)	565,759
Tax benefit from (use of) tax loss carry forwards	(2,753,445)	(2,632,603)	(9,573,856)
Amortization of complementary accounts	(465,818)	(620,657)	(1,047,659)
Valuation allowance on deferred tax assets	5,012,129	9,135,737	2,773,389
Other	244,659	228,776	(189,151)
Net income tax expense	(6,087,159)	(1,171,227)	(39,708,550)

The income tax provision has been determined based on current tax laws in each country in which the Company operates.

 c) Deferred income taxes

	As of December 31,
	Current portion		Long-term portion
Timing differences	2007	2008	2007	2008
	ThCh$	ThCh$	ThCh$	ThCh$
Accrued vacation expense	323,864	173,268	-	-
Unearned revenues	115,828	12,555	-	-
Allowance for doubtful accounts	1,359,709	647,460	3,370	3,617
Allowance for obsolescence of inventories	714,608	470,794	20,602	18,737
Property, plant and equipment held for sale	21,246	16,100	25,572	-
Write-downs of property, plant and equipment	535,155	42,079	507,704	478,539
Impairment of investment in Brazil	2,077,644	-	4,033,074	-
Allowances for other current and long-term receivables	385,442	345,937	-	-
Adjustment to realization value of property, plant and equipment	33,322	16,699	-	-
Allowance long term assets	78,861	84,614	383,695	413,428
Other provisions	1,797,053	846,167	98,683	111,018
Property, plant and equipment in leasing	(111,314)	(742)	(5,116,538)	(5,174,729)
Accelerated depreciation of property, plant and equipment	(52,893))	(50,654)	(5,616,574)	(3,629,003)
Staff severance indemnities	-	-	(614,916)	(470,730)
Production costs	(542,708)	(582,163)	-	-
Negotiation of bonds	(86,684)	(31,087)	(28,841)	(11,220)
Bond issuance costs	-	-	(124,694)	-
Other	156,122	22,971	(163,335)	(36,865)
Subtotal	6,805,255	2,013,998	(6,592,198)	(8,297,208)
Complementary accounts, net of amortization	-	-	3,807,176	2,253,522
Valuation allowance	(3,099,494)	(1,649,915)	(19,276,758)	(3,354,018)
Tax loss carry forwards	8,091,175	1,124,312	17,959,395	5,517,512
Total deferred income taxes, net	11,796,936	1,488,395	(4,102,385)	(3,880,192)

Note 21 – Shareholders’ equity

a) The changes in Shareholders’ equity during each of the years 2006, 2007 and 2008 in historical Chilean pesos are summarized as follows:

			Reserves
	Number of shares	Paid in capital	Contributed Surplus	Other Reserves	Cumulative Translation Adjustment	Accumulated Deficit	Dividends	Net (loss) Income for the year	Total
Balances as of January 1, 2006	5,348,390,129	249,372,391	39,265,083	10,099,313	(13,213,377)	(92,157,672)	-	12,014,323	205,380,061
Allocation of 2005 net income	-	-	-	-	-	12,014,323	-	(12,014,323)	-
Capital increase	192,802,758	9,350,934	-	-	-	-	-	-	9,350,934
Stock options issued	-	-	-	275,040	-	-	-	-	275,040
Reclassification of stock options	-	-	-	(263,500)	-	263,500	-	-	-
Price-level restatement of equity accounts	-	5,349,032	824,566	206,553	(320,254)	(1,677,478)	-	-	4,382,419
Cumulative translation adjustments, net	-	-	-	-	1,962,753	-	-	-	1,962,753
Net income for the year	-	-	-	-	-	-	-	30,203,974	30,203,974
Balances as of December 31, 2006	5,541,192,887	264,072,357	40,089,649	10,317,406	(11,570,878)	(81,557,327)	-	30,203,974	251,555,181
Restatement of December 31, 2006 balances to December 31, 2008 constant pesos	-	308,855,331	46,888,292	12,067,094	(13,533,137)	(95,388,307)	-	35,326,145	294,215,418
Balances as of January 1, 2007	5,541,192,887	264,072,357	40,089,649	10,317,406	(11,570,878)	(81,557,327)	-	30,203,974	251,555,181
Allocation of 2006 net income	-	-	-	-	-	30,203,974	-	(30,203,974)	-
Capital increase	120,000,000	5,822,400	-	-	-	-	-	-	5,822,400
Absorption of accumulated deficit	-	(51,353,352)	-	-	-	51,353,352	-	-	-
Interim dividend	-	-	-	-	-	-	(15,002,161)	-	(15,002,161)
Stock options issued	-	-	-	412,560	-	-	-	-	412,560
Price-level restatement of equity accounts	-	15,787,785	2,966,634	763,487	(856,245)	-	-	-	18,661,661
Cumulative translation adjustments, net	-	-	-	-	(17,216,035)	-	-	-	(17,216,035)
Net income for the year	-	-	-	-	-	-	-	19,660,064	19,660,064
Balances as of December 31, 2007	5,661,192,887	234,329,190	43,056,283	11,493,453	(29,643,158)	-	(15,002,161)	19,660,064	263,893,671
Restatement of December 31, 2007 balances to December 31, 2008 constant pesos	-	255,184,488	46,888,293	12,516,370	(32,281,400)	-	(16,337,354)	21,409,810	287,380,208
Balances as of January 1, 2008	5,661,192,887	234,329,190	43,056,283	11,493,453	(29,643,158)	-	(15,002,161)	19,660,064	263,893,671
Allocation of 2007 net income	-	-	-	-	-	19,660,064	-	(19,660,064)	-
Capital increase	-	-	-	-	-	-	-	-	-
Absorption of accumulated deficit	-	-	-	-	-	-	-	-	-
Interim dividend paid 2007	-	-	-	-	-	(15,002,161)	15,002,161	-	-
Acquisition of own shares	-	-	-	(8,515)	-	-	-	-	(8,515)
Price-level restatement of equity accounts	-	20,855,298	3,832,010	1,022,918	(2,638,242)	414,553	-	-	23,486,537
Cumulative translation adjustments, net	-	-	-	-	30,623,056	-	-	-	30,623,056
Net income for the year	-	-	-	-	-	-	-	97,183,867	97,183,867
Balances as of December 31, 2008	5,661,192,887	255,184,488	46,888,293	12,507,856	(1,658,344)	5,072,456	-	97,183,867	415,178,616

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

	(Charges) / credits for the year ended December 31,			Balance as of
				December 31,
Item	2006	2007	2008	2007	2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Alusa S.A.	225,370	(1,999,693)	-	(4,989,205)	(2,972,229)
Comercial Madeco S.A. (Argentina)	156,047	765,079	1,416,588	579,133	575,538
Indeco S.A. (Peru).	312,086	(3,021,181)	10,998,376	(4,726,041)	-
Metalúrgica e Industrial S.A. (Argentina)	65,419	478,511	(7,174,751)	12,762,968	5,038,635
Metal Overseas S.A. (Cayman Islands)	1,348,693	(9,318,221)	29,997,380	(8,328,834)	(186,788)
Cedsa Colombia	-	(675,879)	454,661	(675,879)	-
Indalum S.A.	-	-	-	2,296	2,295
Decker-Indelqui S.A. (Argentina)	153,471	(1,156,703)	-	(1,941,782)	(1,941,782)
Indelqui S.A. Argentina	-	(3,578,042)	708,496	(3,578,042)	-
Indeco S.A. (Peru)	34,523	(242,133)	261,088	(315,521)	-
Exchange gain (loss) on debt	-	-	(11,854,249)	(21,070,493)	(2,174,013)
Total	2,295,609	(18,748,262)	24,807,589	(32,281,400)	(1,658,344)

d) Capital increases and decreases

On November 25, 2005, the Company subscribed and paid 907,197,242 shares for a total of ThCh$ 44,017,210 at a value of Ch$ 48.52 per share (historical). This capital increase did not affect the contributed surplus.

In May 2006, the Company subscribed and paid 192,802,758 shares for a total of ThCh$ 9,350,934 (historical)at a value of Ch$ 48.50 per share (historical). This capital increase did not affect the contributed surplus.

On April 24, 2007, an extraordinary shareholders meeting agreed to reduce the capital by the absorption of the Company’s accumulated losses of ThCh$ 51,353,352.

e) Stock options for the compensation plans

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

.

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

Free-of-risk rate      5.73 for 15 months

Volatility has been estimated based on historical information in the absence of a market for these options. The fair value determined is recorded with a charge to Compensation cost and a credit to Other Reserves on a straight-line basis over the period between the grant date of the options and the date that these become vested. The charges to income for the year 2006 and 2007 were ThCh$ 295,393 and ThCh$ 412,560, respectively, in historic pesos.

Note 22 – Foreign currency, UF indexed and CPI restated assets and liabilities

Balances denominated or measured in foreign currencies (principally US dollars) at December 31, 2007 and 2008 are included in these financial statements in thousands of Chilean pesos equivalents as follows:

	As of December 31,
	2007	2008
	ThCh$	ThCh$
Assets
Cash, Time deposits and marketable securities	9,815,598	52,685,235
Accounts receivable, net	85,855,152	32,414,541
Notes and account receivable from related companies	8,928	-
Inventories, net	97,129,013	12,982,559
Other current assets	16,323,147	26,541,784
Property, plant and equipment and other non-monetary assets	95,480,265	43,678,049
Other monetary assets	31,848,018	5,389,377
Total assets	336,460,121	173,691,545
Liabilities
Short-term bank loans and current portion of long-term liabilities	51,954,476	11,403,578
Accounts and notes payable	29,436,952	14,800,935
Notes and account payable to related companies	33,894	-
Other current liabilities	17,506,096	6,500,565
Long-term debt	35,547,692	15,516,007
Other long-term liabilities	10,387,316	8,218,704
Total liabilities	144,866,426	56,439,789
Net asset position	191,593,695	117,251,756

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

Balances denominated in UFs or indexed based on variations in Chilean CPI are included in the financial statements as follows:

	As of December 31,
	2007	2008
	ThCh$	ThCh$
Assets
Cash, Time deposits and marketable securities	2,379,845	89,806,513
Accounts receivable, net	30,945,608	24,566,111
Notes and account receivable from related companies	1,931,507	489,410
Inventories, net	49,755,018	41,974,907
Other current assets	15,809,004	21,170,322
Property, plant and equipment and other non-monetary assets	86,327,302	71,856,549
Other assets	6,840,590	128,086,419
Total assets	193,988,874	377,950,141
Liabilities
Short-term bank loans and current portion of long-term liabilities	7,985,659	20,199,414
Bonds payable	23,636,029	-
Accounts and notes payable	24,090,970	6,186,859
Notes and account payable to related companies	635,942	441,761
Other current liabilities	5,997,525	16,711,045
Long-term debt	3,973,778	4,694,068
Other long-term liabilities	7,321,249	6,238,717
Total liabilities	73,641,153	54,471,864
Net asset position in UF or indexed to Chilean CPI	120,347,721	323,478,277

Note 23 – Commitments and contingencies

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

Madeco S.A.

1) Covenants on the Company’s Management Activities or Limits to Financial Indicators:

1.1) Bank Loans

As of December 31, 2008, the Company maintains syndicated loans with financial institutions, and during the entire life of the agreements up to the date in which all and each payment obligations contained in agreements have been complied with in full, the Company is obliged to the following:

a) The Company will have to prepay the total amount of bank loans in the event that the Luksic Group does not maintain in a direct or indirect manner at least 40% of voting right shares of Madeco S.A. and the direct or indirect control of Madeco S.A. (per definition contained in Article No. 97 of Law No.18,045 of the Securities Market).

b) Compliance with financial ratios

1. Net Financial Debt less Variation in Working Capital to EBITDA (for the last four quarters) not to exceed 3 times.

2. Net Financial Debt less Variation in Working Capital to Adjusted Equity to be lower than 0.75 times.

3. EBITDA to Financial Expenses (for the last four quarters) to be equal or greater than 2.5 times.

4. Adjusted Equity must be at least equal to UF 7,000,000.

c) Main obligations for the Company:

1. The Debtor and its significant subsidiaries (Alusa S.A., Indalum S.A.) have to comply with all requirements to maintain its legal existence, rights, franchises and licenses.

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

2. The Debtor and/or its significant subsidiaries, without the prior and written authorization by the Creditors, will not be able to agree any mergers, absorption or incorporation and nor can they be liquidated, terminate their business activities or dissolve

.

3. Not disposing of one or any or its Essential Assets in leaseback operations.

4. The Debtor and/or its Essential Subsidiaries will not be able to make any significant changes in the nature of their primary line of business without the Creditors’ prior and written consent.

2) As of December 31, 2008, the Company meets all covenants required in subordinated loan agreements.

3) Purchase and Sale Agreement of the Cable Unit to Nexans.

At the Extraordinary Shareholders’ Meeting held on April 25, 2008, the shareholders approved the transaction with Nexans; the purchase and sale agreement which contained this transaction through which Madeco would transfer to Nexans its cable unit, was perfected on September 30, 2008 upon satisfactorily meeting the suspensive conditions which this contained.

In addition, at the aforementioned Meeting, the main matters in the purchase and sale agreement referred to above can be summarized as follows:

a) Price

On February 21, 2008, Madeco and Nexans entered a purchase and sale agreement by which Madeco agreed to transfer to Nexans the assets of its cable unit in Chile, Peru, Brazil, Argentina and Colombia in exchange for the payment in cash of US$448 million (subject to price variations) and 2.5 million of shares of Nexans.

Upon completion of all the conditions provided in the purchase and sale agreement, on September 30, 2008, Madeco received: i) US$393 million in cash, obtained from US$448 million agreed, discounting debt, minority interests of those companies sold, transfer taxes which the buyer must withhold in Brazil and variations in working capital, among others; and ii) 2.5 million of shares of Nexans valued as of September 30, 2008 for approximately US$218 million.

The payment was subject to the adjustment of differences between the estimated proforma balance as of September 30, 2008 and the accounting records at period-end. Because of these possible changes, Madeco left deposits in guarantee of US$37 million ("escrow") in favor of Nexans.

In conformity with this and according to that provided in the purchase and sale agreement, on November 12, 2008, Nexans sent to Madeco a letter which indicated closing accounts as of September 30 of this year of the companies sold and its estimate of adjustments which should be made to price. In addition, on November 26, 2008, through a letter addressed to the aforementioned French company, Madeco indicated it does not agree both with respect to the amounts reported and of the bases to determine them and; therefore, also of the adjustments that should be made to price. Differences between both parties (Madeco-Nexans) do not exceed the deposit in guarantee of US$37 million indicated in the preceding paragraph. Up to the date of issuance of this FECU form, the parties are still trying to resolve these differences in consumption. (Refer to Note 30.)

3) Purchase and Sale Agreement of the Cable Unit to Nexans, continued.

b) Declarations and Safeties

The purchase and sale agreement entered with Nexans provides declarations and safeties which are usual to this type of agreements. These declarations and safeties essentially refer to the ownership by Madeco and its subsidiaries of cable assets which are transferred to Nexans, to compliance with current regulations and to the absence of contingencies, save for those declared in the same agreement. In this sense, Madeco as the seller became responsible for contingencies which may arise subsequent to September 30, 2008 the origin of which is prior to that date.

Declarations and safeties performed by Madeco will be in force up to December 2009 save for: i) labor and tax statements the life of which will expire upon the end of the respective prescription terms; ii) environmental statements will expire on September 30, 2011; and statements relative to the property of companies disposed of and the titles of properties which will expire on September 30, 2018.

c) Covenants and restrictions for Madeco

Madeco will mainly submit to the following covenants and restrictions: i) to maintain equity not lower than US$ 250 million during the life of the statements and safeties; ii) to compensate Nexans in the event of a breach of these; iii) to grant to Nexans the same actual guarantees which it may grant in the future to its creditors; iv) not to compete with Nexans in the cable business for 3 years from September 30, 2008; and v) to maintain the confidentiality of information which is not of public knowledge.

Additionally, the purchase and sale agreement provides additional obligations for Madeco of not transferring (save to subsidiaries) the shares of Nexans received as part of the price within the 12 months following September 30, 2008 and not disposing of more than 50% of these shares between 12 and 18 months following the aforementioned date.

d) Compensations

Nexans will be entitled to compensation for any breach to statements and safeties and the remaining obligations in the purchase and sale agreement.

Likewise, Nexans will be entitled to compensation: i) for the payments of taxes it has to assume for the business, the causes of which are prior than September 30, 2008 save the processes declared with respect to Chile, Peru and Colombia in statements and safeties; ii) civil and labor lawsuits in Brazil; iii) responsibilities in environmental matters not declared; and iv) the obligations of companies disposed of not related to their lines of business.

3) Purchase and Sale Agreement of the Cable Unit to Nexans, continued.

e) Limitation of responsibility of Madeco

The purchase and sale agreement provides that Madeco will not be liable for damages caused by individual events when these are not greater than US$73 thousand; and nor it will be liable for cumulative damages without considering the aforementioned individual damages, which do not exceed US$ 1.46 million and if they do exceed this amount Madeco will have to be liable in conformity with the agreement.

f) Limitation of responsibility of Madeco

The purchase and sale agreement also provides that Madeco's responsibility, in the event of tax contingencies and of breaches to statements and safeties and remaining obligations assumed by virtue of this agreement is limited to a limit of: i) US$350 million with respect to tax contingencies; ii) US$146 million, with respect to the remaining matters with a sub-limit on environmental matters of US$30 million. All the sub-limits will discount the upper limit and therefore, will not be liable in no event beyond US$350 million.

4) On July 19, 2006, Ficap S.A. received a breach proceeding from Receita Federal de Brasil the Brazilian IRS for tax years 2001, 2002, 2003, 2004 and 2005 related to income tax differences for a total sum of ThR$18,550 (approximately ThUS$8,571 at historical value), which according to the legal advisors does not present any risk of significant loss. However, when Ficap S.A. applied the same criterion for tax years 2006 and following years, made all legal deposits for ThUS$9,555 with the purpose of not paying interests and fines on the income tax difference which could have been paid in the event of interpreting the law in the aforementioned method by the breach proceeding. With no prejudice of being deposits made by a company sold to Nexans, legal deposits have been recognized as an asset (refer to Note 14), given that these assets were excluded from its price and; therefore, Madeco has the control of the lawsuit.

Armat S.A.

On November 12, 2008, a claim for the collection of money filed by ARMAT S.A. against the “Real Casa de Moneda de España” (The Mint in Spain or the Spanish MintAssay Office) was admitted for processing by the First Instance Court of Madrid, Spain for € 876,739. This claim is generated by the unjustified, illegal and arbitrary withholding of the amount payable for invoices related to the token supply for the manufacture of Euros. At the closing date of the financial statements, the Company has made the respective provisions for this lawsuit.

As of December 31, 2008, the Company has pending lawsuits filed against it for claims related to its normal line of business, which according to the Company’s legal advisors present no risk of significant losses.

Indalum S.A.

A former distributor with a debt pending payment with Indalum S.A. denounced the Company before the Chilean National Economic Office of the Public Prosecutor in November 2007. The Company believes this claim should not prosper.

a) There are no other lawsuits or other legal proceeding against the Company and its subsidiaries.

b) In conformity with the negotiation performed by the Parent Company on December 29, 2003 with Banco de Chile, Banco de Crédito e Inversiones, BancoEstado and Banco Security the following restrictions were established which are applied from the present date and up to December 26, 2010.

1. Maintain in June and December of each year, based on consolidated financial statements, according to the respective FECU format dated June 30 and December 31 of each year, the following financial ratios:

a) Indebtedness level or leverage not greater than 1.2 times.

b) Minimal restated capital for an amount equivalent to UF 1,630,000.

2. Maintain the ownership of property, plant and equipment which are required for the normal development of its line of business and businesses and maintain the ownership of the subsidiary Alumco S.A.

3. Not pledging, mortgaging or constituting any guarantee or actual right on any fixed asset owned by Indalum S.A. or of its subsidiaries except for those guarantees on assets acquired in the future and which are granted as guarantee for the financing with which these assets are acquired.

4. Not granting any personal guarantee or collateral to ensure compliance with any obligation, debt, liability or commitment assumed by a person or entity other than Indalum S.A. or its subsidiaries without the prior and written consent of its creditors.

5. Not paying or distributing dividends which exceed 30% of net income for each year except when having the prior and written consent of the creditors.

6. Not granting direct financing to third parties not related to the line of business. Direct financing will not include the mercantile accounts receivable of Indalum S.A. with its customers or loans to their executives and employees of Indalum S.A. or its subsidiaries.

7. In the event of a disposal of the property located at Avda. Vitacura N0 2736, Office 301 in the commune of Vitacura in Santiago, Chile, the debtor will have to destine the total sales price of these properties to the prepayment at prorate of the balance of restructured obligations.

8. During the life of the agreement, Madeco S.A. must have direct or indirect control of the ownership of Indalum S.A. or participation of at least 50.1% on its ownership.

As of December 31, 2008, the Company has fully complied with the aforementioned restrictions.

c) Tax Contingencies

Indalum S.A.

As of December 31, 2008, Indalum S.A. has received liquidations from the Chilean IRS for tax years 1999 to 2003 related to first category income tax differences and income tax reimbursement ThCh$ 327,810 (tax amount.) Through its legal advisors, the Company’s management, according to the complaint terms, has filed the administrative proceedings required to question in the first instance before the Tax Court the liquidations performed, as it considers that these are not applicable.

Ingewall S.A.

1. As of December 31, 2008, the Chilean IRS questioned tax information and issued a liquidation in respect to Ingewall S.A. related to VAT reimbursements related to the period between July and December 1999 and between February and August 2001 for a net amount alter first instance ruling of ThCh$ 366,423. Through its legal advisors, the Company’s management is performing the required actions and expects a favorable outcome.

2. As of December 31, 2008, Ingewall S.A. has received a tax liquidation from the Chilean IRS, which determines income tax for tax year 2007 with interests and restatements for ThCh$97,959. The Company’s management has answered this case by defending and sustaining its positions with applicable de facto and legal arguments requesting administrative reconsideration. The outcome of this defense is still pending.

Alusa S.A. and subsidiaries

As of December 31, 2008, Alusa S.A. has the following contingencies and/or restrictions:

The Company is subject to the following commitments with financial institutions:

- Loans for exporters with Banco Security for UF 163,000 (historical amount.)

- Loan with Banco Estado for UF 52,000 (historical amount.)

To guarantee these loans, Alusa S.A. Hill have to meet the following restriction:

Madeco S.A. must be the direct or indirect owner of at least fifty point one per cent of voting right share capital of Alusa S.A. during the lives of loans.

Loan with Banco del Desarrollo.

On December 26, 2006, Alusa S.A. has become the guarantor and co-debtor of Aluflex S.A. for a loan with Banco del Desarrollo for US$4,000,000 with one year grace period, semi-annual payments and final expiration date in July 2010.

Loan with Corpbanca.

On September 2, 2008, Alusa S.A. has become the guarantor and co-debtor of Aluflex S.A. for a loan with Corpbanca o for US$4,000,000 with semi-annual payments and final expiration date in September 2012.

Loan with Banco Security.

On September 30, 2008, the Company postponed the loan and changed the currency of principal owed for this loan from UF to Chilean pesos.

Principal owed amounts to ThCh$331,616.

As of December 31, 2008, Peruplast S.A has the following contingencies and/or restrictions:

On November 6, 2007, it assumed the following commitments related to two long-term bank loans for US$8,000,000 each:

SCOTIABANK

Peruplast S.A. assumes before Scotiabank the obligation to maintain the following indexes at the end of each quarter:

Maintain Indebtedness index (Total Liabilities less Deferred Income Taxes between Net Equity less Intangible Assets less Non-Commercial Accounts Receivable from Affiliates of Peruplast) no greater than 1.50 times from December 2007 to September 2009 and no greater than 1.25 times from December 2009 and thereafter.

Maintain Debt Coverage Ratio (Financial Debt between EBITDA) no greater than 2.00 time from December 2007 to September 2009 and no greater than 1.75 times from December 2009 and thereafter.

Maintain a Debt Servicing Coverage Ratio (EBITDA between the sum of the Current portion of Long-Term Debt plus Financial Expenses) no lower than 1.50 times.

BCP - BANCO DE CREDITO DEL PERU

The Company is obligated to maintain the following financial ratios:

Leverage ratio [(Total liabilities less Deferred taxes and participations) on Equity] lower than 1.50x (one point fifty times.)

For the measurement of this ratio, liabilities will include all collaterals and guarantees granted by the Company in favor of third parties.

Debt Servicing Coverage [(Operating income plus Depreciation and Amortization less Income Tax and Distributions to Shareholders less loans to affiliated companies less Capital Investments net of Financing plus Opening Cash) on Debt Servicing] greater than 1.25x (one point twenty-five times.)

As of December 31, 2008, Peruplast S.A. meets all ratios for each loan operations described above.

Alusa S.A. has received liquidations from the Chilean IRS for tax years 2001, 2002 and 2003 related to first category income tax differences and tax reimbursements.

Through its legal advisors, the Company’s management, according to the complaint terms established in the Tax Code, has filed the administrative proceedings required to question in the first instance before the Tax Court the liquidations performed, as it considers that these are not applicable.

Comercial Madeco S.A. and subsidiaries

There have been certain claims filed against Metacab S.A. (a subsidiary of Decker S.A.) generated within the Employee Stock Ownership Plan (ESOP), according to the purchase agreement entered with the former company ECA, a company owned by the State of Argentina. The by-laws of Metacab S.A. provided that the holders of six per cent of share capital must be organized under a Employee Stock Ownership Plan, to which the company’s employees who met certain requirements could adhere. This plan was never implemented. Currently, certain claims have been filed by this company's former employees who state that inadequate business management generated the company's losses in the past and damaged the beneficiaries of this Program. As a result of these claims, among other restrictions, there were garnishments on the Lomas de Zamora plant and certain machineries. Through the present date, the company’s legal advisors believe an estimate of the probable resolution of this contingency is not possible and have also indicated that they cannot determine the amount related to this case.

Direct Guarantees

					Balance pending payment		Release of guarantees
	Name	Relationship	Type	Carrying value	2008	2007	2009	Assets	2010	Assets	2011	Assets

1.1) Direct guarantees				ThCh$	ThCh$	ThCh$	ThCh$		ThCh$		ThCh$

Aguas Andinas	Madeco S.A.	Parent co	Compliance with sales order	-	-	5,000	-	5,000	-	-	-	-	-
Atacama Minerals Chile SCM	Madeco S.A.	Parent co	Compliance with sales order	-	-	-	712	-	-	-	-	-	-
Casa Moneda de Chile SA. (The Mint in Chile or the Chilean MintAssay Office)	Madeco S.A.	Parent co	Compliance with sales order	-	-	-	103,102	-	-	-	-	-	-
Cía. de Telecomunicaciones de Chile S.A.	Madeco S.A.	Parent co	Compliance with sales order	-	-	-	37,977	-	-	-	-	-	-
Cía.Minera Doña Inés de Collahuasi SCM	Madeco S.A.	Parent co	Compliance with sales order	-	-	8,823	-	8,823	-	-	-	-	-
Cía.Telecomunicaciones de Chile SA.	Madeco S.A.	Parent co	Compliance with sales order	-	-	-	1.954	-	-	-	-	-	-
Comercial y Logística General SA.	Madeco S.A.	Parent co	Compliance with sales order	-	-	-	46,742	-	-	-	-	-	-
Corporación Nacional del Cobre	Madeco S.A.	Parent co	Compliance with sales order	-	-	67,311	-	67,311	-	-	-	-	-
Corporación Nacional del Cobre	Madeco S.A.	Parent co	Compliance with sales order	-	-	96,429	91,460	-	-	91,817	-	4,612	-
Corporación Nacional del Cobre	Madeco S.A.	Parent co	Compliance with sales order	-	-	120,376	11,786	120,376	-	-	-	-	-
Costanera Center SA.	Madeco S.A.	Parent co	Compliance with sales order	-	-	-	5,411	-	-	-	-	-	-
Fam America Latina	Madeco S.A.	Parent co	Compliance with sales order	-	-	61,507	-	61,507	-	-	-	-	-
Fam America Latina	Madeco S.A.	Parent co	Compliance with sales order	-	-	-	34,828	-	-	-	-	-	-
Fisco de Chile	Madeco S.A.	Parent co	Compliance with sales order	-	-	27,877	-	27,877	-	-	-	-	-
Metso Paper	Madeco S.A.	Parent co	Compliance with sales order	-	-	34,175	29,056	34,175	-	-	-	-	-
Minera Escondida Ltda.	Madeco S.A.	Parent co	Compliance with sales order	-	-	-	62739	-	-	-	-	-	-
Minera Esperanza	Madeco S.A.	Parent co	Compliance with sales order	-	-	15,384	-	-	-	15,384	-	-	-
Minera Los Pelambres	Madeco S.A.	Parent co	Compliance with sales order	-	-	37,099	99,945	37,099	-	-	-	-	-
Minera San Cristóbal	Madeco S.A.	Parent co	Compliance with sales order	-	-	-	173,027	-	-	-	-	-	-
Mitsubishi Corp. Sucursal Chile Const. Y Proyectos	Madeco S.A.	Parent co	Compliance with sales order	-	-	-	69,966	-	-	-	-	-	-
S.Q. M. Industrial S.A.	Madeco S.A.	Parent co	Compliance with sales order	-	-	-	3,844	-	-	-	-	-	-
SQM Salar S.A.	Madeco S.A.	Parent co	Compliance with sales order	-	-	-	1,414	-	-	-	-	-	-
Techint Chile SA.	Madeco S.A.	Parent co	Compliance with sales order	-	-	854	930	854	-	-	-	-	-

  Indirect guarantees

Creditor of guarantee	Debtor		Type of guarantee	Assets involved		Balances pending payment at the closing date of the financial statements		Release of guarantees
	Name	Relationship		Type	Carrying value	2008	2007	2009	Assets	2010	Assets	2011	Assets

11ª Vara de Fazenda RJ	Ficap S.A.	Subsid.	Guarantee for breach proceeding 401.273-8	-	-	-	358,791	-	-	-	-	-	-
11ª Vara de Fazenda RJ	Ficap S.A.	Subsid.	Guarantee for breach proceeding 427.606-9	-	-	-	792,331	-	-	-	-	-	-
11ª Vara de Fazenda RJ	Ficap S.A.	Subsid.	Guarantee for breach proceeding 505.512-4	-	-	-	776,597	-	-	-	-	-	-
11ª Vara de Fazenda RJ	Ficap S.A.	Subsid.	Guarantee for breach proceeding 531.840-7	-	-	-	561,190	-	-	-	-	-	-
11ª Vara de Fazenda RJ	Ficap S.A.	Subsid.	Guarantee for breach proceeding 427.430-4	-	-	-	157,822	-	-	-	-	-	-
Alstom Brasil Ltda	Ficap S.A.	Subsid.	Guarantee of 10%for compliance with agreement	-	-	-	87,697	-	-	-	-	-	-
ATE II Trans. de Energia S/A	Ficap S.A.	Subsid.	Guarantee of 5% for compliance with agreement	-	-	-	35,410	-	-	-	-	-	-
ATE III Trans. de Energia S/A	Ficap S.A.	Subsid.	Guarantee of 5% for compliance with agreement	-	-	-	62,681	-	-	-	-	-	-
Central Bank of Argentina	Armat S.A.	Subsid.	Compliance with sales order	-	-	-	919,892	-	-	-	-	-	-
Central Bank of the Dominican Republic	Armat S.A.	Subsid.	Compliance with sales order	-	-	835,735	189,747	835,735	-	-	-	-	-
Banco de Guatemala	Armat S.A.	Subsid.	Compliance with sales order	-	-	366,595	391,734	366,595	-	-	-	-	-
Canala Com. Electrica Cia. Ltda. / American Express	Indeco S.A.	Subsid.	Guarantee	-	-	-	60,064	-	-	-	-	-	-
Casa de Moneda de chile	Armat S.A.	Subsid.	Compliance with sales order	-	-	3.158,294	1,017,887	2,571,847	-	586,447	-	-	-
Cia. Americana de Multicservicios	Ficap S.A.	Subsid.	Guarantee of 10,.60% for compliance with agreement	-	-	-	21,104	-	-	-	-	-	-
Codelco	Armat S.A.	Subsid.	Compliance with sales order	-	-	1.750	4,174	1,750	-	-	-	-	-
Comercial Iquitos S.A. / BBVA	Indeco S.A.	Subsid.	Guarantee	-	-	-	10,822	-	-	-	-	-	-
Condumax S.A / BBVA	Indeco S.A.	Subsid.	Guarantee	-	-	-	2,706	-	-	-	-	-	-
Condumax S.A / BBVA	Indeco S.A.	Subsid.	Guarantee	-	-	-	32,467	-	-	-	-	-	-
Condutek S.A. y/o Condumax S.A. / BBVA	Indeco S.A.	Subsid.	Guarantee	-	-	-	54,111	-	-	-	-	-	-
Conséorcio PRA 1	Ficap S.A.	Subsid.	Guarantee of 20% for compliance with agreement	-	-	-	8,471	-	-	-	-	-	-
Coverteam Brasil Ltda.	Ficap S.A.	Subsid.	Guarantee of 30% for compliance with agreement	-	-	-	321,196	-	-	-	-	-	-

Creditor of guarantee	Debtor		Type of guarantee	Assets involved		Balances pending payment at the closing date of the financial statements		Release of guarantees
	Name	Relationship		Type	Carrying value	2008	2007	2009	Assets	2010	Assets	2011	Assets

Dimex S.A.C / BBVA	Indeco S.A.	Subsid.	Guarantee	-	-	-	12,639	-	-	-	-	-	-
Railroad Director's Office	Indalum S.A.	Subsid.	Certificate of deposit	-	-	917	929	917	-	-	-	-	-
Distribuidora Incoresa S.A. / BCP	Indeco S.A.	Subsid.	Guarantee	-	-	-	18,939	-	-	-	-	-	-
Distribuidora Incoresa S.A. / BCP	Indeco S.A.	Subsid.	Guarantee	-	-	-	10,822	-	-	-	-	-	-
Distribuidora Incoresa S.A. / BCP	Indeco S.A.	Subsid.	Guarantee	-	-	-	8,117	-	-	-	-	-	-
Distribuidora Romero S.R.L / BCP	Indeco S.A.	Subsid.	Guarantee	-	-	-	5,411	-	-	-	-	-	-
Distribuidora Romero S.R.L / BCP	Indeco S.A.	Subsid.	Guarantee	-	-	-	5,411	-	-	-	-	-	-
Distribuidora Romero S.R.L. / BBVA	Indeco S.A.	Subsid.	Guarantee	-	-	-	27,056	-	-	-	-	-	-
Distribuidora Romero S.R.L. / BBVA	Indeco S.A.	Subsid.	Guarantee	-	-	-	10,822	-	-	-	-	-	-
Distribuidora Romero S.R.L / BCP	Indeco S.A.	Subsid.	Guarantee	-	-	-	5,411	-	-	-	-	-	-
Distribuidora Romero S.R.L / BCP	Indeco S.A.	Subsid.	Guarantee	-	-	-	5,411	-	-	-	-	-	-
Distribuidora Romero S.R.L / BCP	Indeco S.A.	Subsid.	Guarantee	-	-	-	10,822	-	-	-	-	-	-
Elecnor S/A	Ficap S.A.	Subsid.	Guarantee of 10% for compliance with agreement	-	-	-	51,127	-	-	-	-	-	-
Energ Power Ltda	Ficap S.A.	Subsid.	Guarantee of 10% for compliance with agreement	-	-	-	20,313	-	-	-	-	-	-
Furnas Centrais eletricas	Ficap S.A.	Subsid.	Guarantee of 5% for compliance with agreement	-	-	-	10,005	-	-	-	-	-	-
Huemura Representaciones S.R.L. / BCP	Indeco S.A.	Subsid.	Guarantee	-	-	-	5,411	-	-	-	-	-	-
Huemura Representaciones S.R.L. / BCP	Indeco S.A.	Subsid.	Guarantee	-	-	-	10,822	-	-	-	-	-	-
Huemura Representaciones S.R.L. / SCOTIABANK	Indeco S.A.	Subsid.	Guarantee	-	-	-	10,822	-	-	-	-	-	-
IEMG	Ficap S.A.	Subsid.	Guarantee of 10% for compliance with agreement	-	-	-	1,444,984	-	-	-	-	-	-
Industrial Comercial Santa Adelaida S.A. / BCP	Indeco S.A.	Subsid.	Guarantee	-	-	-	13,528	-	-	-	-	-	-
Ingenieria Sociedad Anonima Norte / BCP	Indeco S.A.	Subsid.	Guarantee	-	-	-	5,411	-	-	-	-	-	-

Creditor of guarantee	Debtor		Type of guarantee	Assets involved		Balances pending payment at the closing date of the financial statements		Release of guarantees
	Name	Relationship		Type	Carrying value	2008	2007	2009	Assets	2010	Assets	2011	Assets

Itumbiara Transms. de Energía	Ficap S.A.	Subsid.	Guarantee of 5% for compliance with agreement	-	-	-	35,832	-	-	-	-	-	-
Jorvex S.A / BCP	Indeco S.A.	Subsid.	Guarantee	-	-	-	162,334	-	-	-	-	-	-
Jorvex S.A. / SCOTIABANK	Indeco S.A.	Subsid.	Guarantee	-	-	-	54,111	-	-	-	-	-	-
Jorvex S.A. / BANCO CONTINENTAL	Indeco S.A.	Subsid.	Guarantee	-	-	-	162,334	-	-	-	-	-	-
Koller S.R.L. / BBVA	Indeco S.A.	Subsid.	Guarantee	-	-	-	54,111	-	-	-	-	-	-
Marinha do Brasil	Ficap S.A.	Subsid.	Guarantee for compliance with agreement	-	-	-	8,860	-	-	-	-	-	-
Ministry of Finance	Ficap S.A.	Subsid.	Property, plant and equipment (labor claims)	-	-	-	135,693	-	-	-	-	-	-
Ministry of Finance	Ficap S.A.	Subsid.	Property, plant and equipment (taxes)	-	-	-	5,534,148	-	-	-	-	-	-
Obras y Desarollo S/A	Ficap S.A.	Subsid.	Guarantee of 10% for compliance with agreement	-	-	-	13,815	-	-	-	-	-	-
Outotec Tec. Brasil	Ficap S.A.	Subsid.	Guarantee of 10% for compliance with agreement	-	-	-	130,763	-	-	-	-	-	-
Poços de Caldas transm. Energía	Ficap S.A.	Subsid.	Certificate of deposit for prepayment (5%)	-	-	-	263,933	-	-	-	-	-	-
Poços de Caldas transm. Energía	Ficap S.A.	Subsid.	Guarantee of 10% for compliance with agreement	-	-	-	529,711	-	-	-	-	-	-
Porto Primavera Transm. Energía	Ficap S.A.	Subsid.	Guarantee of 5% for compliance with agreement	-	-	-	14,143	-	-	-	-	-	-
Poyry Empreend. Ind.	Ficap S.A.	Subsid.	Guarantee for compliance with agreement	-	-	-	103,698	-	-	-	-	-	-
Promon Eng Ltda	Ficap S.A.	Subsid.	Guarantee of 10% for compliance with agreement	-	-	-	17,571	-	-	-	-	-	-
Rensa Ventas y Servicios S.R.L. / BCP	Indeco S.A.	Subsid.	Guarantee	-	-	-	1,623	-	-	-	-	-	-
Serra da Mesa Transm. Energia	Ficap S.A.	Subsid.	Guarantee of 10% for compliance with agreement	-	-	-	250,601	-	-	-	-	-	-
Serra da Mesa Transm. Energia	Ficap S.A.	Subsid.	Guarantee of 10% for compliance with agreement	-	-	-	45,015	-	-	-	-	-	-
Dwelling Unit Service for the Metropolitan Region	Indalum S.A.	Subsid.	Certificate of deposit	-	-	103	102	103	-	-	-	-	-
UTE	Ficap S.A.	Subsid.	Guarantee of 5% for compliance with agreement	-	-	-	5,784	-	-	-	-	-	-
V y F Tecnología Comercial S.A.C / SCOTIABANK	Indeco S.A.	Subsid.	Guarantee	-	-	-	27,056	-	-	-	-	-	-

Note 24 – Other non-operating income and expenses

Other non-operating income and expenses for each year are summarized as follows:

	For the years ended December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Other non-operating income
Asset rental	-	153,098	153,923
Gain on sale of property, plant and equipment	19,469	479,477	539,331
Net gain from sale of disposable assets	36,990	9,245	-
Recovery of tax benefits in foreign subsidiaries	-	30,854	11,377
Gain from sale of investments (1)	-	-	156,358,790
Performance of transfer of assets to Indekqui at market value (1)	-	-	3,977,152
Indemnities received	-	49,595	278,066
Others	79,975	167,895	266,361
Total	136,434	890,164	161,585,000

Other non-operating expenses
Staff severance indemnity payments related to restructuring	-	500,615	283,602
Obsolescence and write-offs of other long-term assets	1,090,765	178,424	551,899
Adjustment to realizable value of assets held for sale (Note 10)	343,495	-	-
Provision for closure and valuation on assets Aratú	-	-	862,891
Provision for lawsuit s	20,265	70,988	82,073
Appraisal of assets to be disposed of	-	130,458	-
Net loss on sale of investments	-	36,392	-
Directors’ benefits	-	481,721	776,518
Depreciation of inactive assets – Argentina (2)	1,099,951	682,947	732,801
Government fines, taxes and interest from foreign subsidiaries	760 ,865	44,813	330,099
Change in ownership in Indeco S.A.	-	-	1,238,252
Equity reserve liquidation (1) & (3)	-	-	24,807,589
Other	19,830	25,643	578,167
Total	3,335,171	2,152,001	30,243,891

(1) The result of the diposal of the Cables unit companies, as described in Note 28.

(2) Relates to the devaluation of property, plant & equipment (Note 10) and unused assets (Note 14).

(3) Liquidation related to the disposal of the foreign companies (Note 21 c).

Note 25 – Balances and transactions with related parties

Balances with related companies at December 31 of each year are as follows:

a) Current assets

			As of December 31,
			2007	2008
Company	Nature of relationship	Nature of transaction	ThCh$	ThCh$

Cobrecon S.A.	Equity method investment	Loan	8,928	-
Embotelladoras Chilenas Unidas S.A.	Member of Controlling Group	Sales	150,459	131,002
Sodimac S.A.	Member of Controlling Group	Sales	1,404,871	237,872
Aguas CCU Nestlé S.A.	Member of Controlling Group	Sales	-	66,980
Calaf S.A.	Member of Controlling Group	Sales	45,032	-
Minera Michilla S.A.	Member of Controlling Group	Sales	2,699	-
Minera Los Pelambre S.A.	Member of Controlling Group	Sales	280,774	-
Alte S.A.	Controlled by Minority Interest Holder	Sales	37,416	44,328
Other related Companies	Various	Various	10,256	9,228
Total			1,940,435	489,410

b)  Current liabilities

			As of December 31,
			2007	2008
Company	Nature of relationship	Nature of transaction	ThCh$	ThCh$

Colada Continua Chilena S.A.	Equity method investment	Commercial	450,131	-
Minera Michilla S.A.	Shareholder	Commercial	111,074	434,961
Cobrecon S.A.	Equity method investment	Loan	33,894	-
Sodimac S.A.	Member of Controlling Group	Loan	63,273	-
Other related Companies	Various	Various	11,464	6,800
Total			669,836	441,761

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

The above transactions are subject to indexation and interest, which are calculated at market rates.

Transactions with related companies are carried out on general market and equitable conditions at the time they are made.

Other short and long term balances receivable and payable relate to trading current accounts and accrue no interest.

c) Significant transactions with related parties are summarized as follows:

			Revenue (Expenses) for the years ended December 31,
Company	Nature of relationship	Transaction	2006	2007	2008
			ThCh$	ThCh$	ThCh$

Alte S.A.	Member of Group of Minority Shareholder	Services	(19,115)	(8,782)	(708)
		Sales of products and services	188,435	181,,620	198,165
Aguas CCU Nestlé Chile	Member of Controlling Group	Products purchase		-	237,025
Artikos Chile S.A. .	Member of Controlling Group	Services	(1,347)	(1,222)	(770)
Banchile Corredores de Bolsa.	Member of Controlling Group	Interest	31,959	35,302	109,317
Banco de Chile	Member of Controlling Group	Interest from investments	(293,140)	6,246	488,732
Banco Latinoamericano - Bladex	Member of Controlling Group	Interest from investments	(173,177)	(148,619)	-
Interbank	Shareholder	Interest from investments	-	(118,371)	(10,929)
Nessus S.A.	Shareholder	Sales of products and services	-	(41,555)	-
Calaf S.A.	Member of Controlling Group	Sales of products and services	62,445	143,709	(366)
CNT Telefónica del Sur S.A.	Member of Controlling Group	Sales of products and services	127,669	98,746	67,071
Cobrecon	Equity method investment	Sales	33,418	38,797	30,192
Colada Continua Chilena S.A.	Equity method investment	Sales of products and services	209,123	161,436	89,276
Embotelladoras Chilenas Unidas S.A.	Member of Controlling Group	Sales of products and services	945,567	858,353	714,024
		Services	(7,298)	(4,520)	(3,675)
Entel S.A.	Member of Controlling Group	Services	(16,997)	(58,038)	2,956
Falabella S.A.C.I.	Member of Controlling Group	Services	(480)	(1,246)	-
Sodimac S.A.	Member of Controlling Group	Sales of products and services	6,661,446	6,192,492	5,137,755
Minera El Tesoro	Member of Controlling Group	Sales of products and services	53,860	136,341	63,934
Minera Los Pelambres S.A.	Member of Controlling Group	Sales of products and services	1,438,157	417,806	232,653
Minera Michilla S.A.	Shareholder	Sales of products and services	79,450	50,242	138,968
Quiñenco S.A.	Parent Company	Loan indexation	(70,728)	-	-
		Interest and expenses	(177,346)	-	-
Transportes CCU Ltda.	Member of Controlling Group	Sales of products and services	211,401	-	-
Vending y Servicios CC	Member of Controlling Group	Services	(2,359)	(5,138)	-
Viña San Pedro S.A.	Member of Controlling Group	Sales of products and services	3,142	(754)	-

Inmobiliaria Norte Verde S.A.	Member of Controlling Group	Services	(13,103)	(16,426)	-

Others	Member of Group of Minority Shareholder	Various	5,912	8,171	59,081

In accordance with Article 89 of the Chilean Companies Act, the Company’s transactions with related parties must be carried out on an “arm’s length” or market basis.

Note 26 – Minority Interest

Minority shareholders’ investment participation in the shareholders’ equity of the Company’s subsidiaries as of each year-end is as follows:

	As of December 31,
	2007	2008
	ThCh$	ThCh$
Balance Sheet
Alusa S.A.	11,476,499	13,036,191
Indalum S.A.	294,488	293,218
Indeco S.A.	1,756,277	-
Cedsa S.A. (1)	1,343,892	-
Peruplast S.A. (1)	9,690,052	12,222,008
Total	24,561,208	25,551,417

The equity participation of minority shareholders’ in the net results from operations of the Company’s subsidiaries for each year is as follows:

	As of December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$
Income Statement
Alusa S.A.	(1,195,431)	(1,025,088)	(1,226,364)
Distribuidora Boliviana Indalum S.A. (2)	805	-	-
Indalum S.A.	(13,255)	(7,566)	1,270
Indeco S.A.	(591,121)	(454,309)	(329,245)
Cedsa S.A. (1)	-	(304,420)	99,475
Peruplast S.A. (1)	-	(1,810,758)	(2,228,703)
Minority interest participation in net loss	(1,799,002)	(3,602,141)	(3,683,567)

  In May 2008, a 2,03% holding in Indeco S.A. was acquired from minority shareholders.
  These companies were disposed of as of September 30, as described in Note 32.

Note 27 – Companies acquired in 2007

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

  The summarized financial statements included in the consolidation of Madeco S.A. are detailed as follows:

c.1) Summarized balances of incorporated companies as of December 31, 2007:

	Cedsa S.A.	Peruplast S.A.
	ThCh$	ThCh$

Assets
Current assets	15,872,148	24,915,331
Property, plant and equipment	3,709,470	17,317,599
Other assets	42,220	(1,106,926)
Total Assets	19,623,838	41,126,004

Liabilities
Current liabilities	13,340,462	11,681,222
Long-term liabilities	234,986	12,362,735
Shareholders’ equity	6,048,390	17,082,047
Total Liabilities and Shareholders equity	19,623,838	41,126,004

c.2) Summarized statement of income of incorporated companies as of December 31, 2007:

	Cedsa S.A.	Peruplast S.A.
	ThCh$	ThCh$

Sales	24,164,914	49,580,858
Gross margin	4,068,713	7,247,239
Operating income, net	2,913,237	4,881,925
Non-operating loss, net	(477,398)	(41,023)
Income taxes	(749,194)	(1,280,696)
Net income	1,686,645	3,560,206

At carrying value recognized by the acquired company:

	Cedsa S.A.
	ThCh$

Property, plant and equipment at fair value	3,709,470
Property, plant and equipment at fair value recorded by the acquired company	4,081,215
Net difference of assets and liabilities at fair value vs. carrying value	(371,745)
Less: difference which does not affect minority interest	74,349

Fair value difference affecting the investor as of December 31, 2007	(297,396)

Note 28 – Companies Disposed Of

As of December 31, 2008, as a result of the purchase and sale agreement with Nexans (refer to Note 23 No. 3) the following companies were disposed of by the parent company Madeco S.A. and its subsidiaries Soinmad S.A., MISA and HB San Luis S.A.:

a) Cedsa S.A. - Colombia

b) Ficap S.A. - Brazil

c) Indelqui S.A. - Argentina and subsidiary (including the ownership in Optel S.A., company in operation)

d) Invercable S.A. and subsidiary - Chile (including the ownership in Indeco S.A., company in operation)

e) Madeco Cables S.A. and subsidiary - Chile (including the ownership in Cotelsa S.A. company in operation.)

The disposal of these companies is the result of the following events:

1. Through the Essential Event dated November 15, 2007, the Company communicated that on that same date MADECO S.A. entered a Framework Agreement with NEXANS from France, by virtue of which the transfer to the latter of all the assets of the cable unit of MADECO S.A. in Chile, Argentina, Peru, Brazil and Colombia was agreed at an initial price of US$ 448 million plus 2.5 million shares of NEXANS. The cash portion of the price was left to usual adjustments for this type of transactions, such as variation in working capital and such deductions as debt and minority interest in each of the companies subject to the transaction.

2. Beginning on the date of entering this agreement, the parties began a reciprocal due diligence process, which ended on February 21, 2008 through entering the purchase agreement, which was communicated as an Essential Event on that same date. This agreement maintained the aforementioned initial price.

3. The formalization of the aforementioned transfer of assets was scheduled to be performed no later than on September 30, 2008, in conformity with a proforma balance sheet at that date and with the prior compliance of the conditions agreed for these purposes, which were communicated in the same Essential Event on February 21, 2008.

4. Having met each and every conditions agreed, on September 30, 2008, this operation was closed through the transfer to NEXANS of all the assets of the cable unit of MADECO S.A. in Chile, Argentina, Peru, Brazil and Colombia.

The cash price of US$ 448 million after deducting debt, minority interest of companies sold, transfer taxes, which the buyer has to withhold in Brazil and the variation in working capital, among others, gave rise to a total sum of US$ 393 million. Additionally, MADECO S.A. received as payment 2.5 million shares of NEXANS, which amount to US$218 million as of September 30, 2008.

The payment of the price may vary according to possible differences between the proforma balance and the final accounting close. Given these potential variations, MADECO S.A. has left deposits in guarantees ("escrow") in favor of NEXANS. These adjustments are being negotiated by the parties involved (refer to Note 23 No. 3 letter a).

The financial statements which result from this operation have been recorded preliminarily as of September 30, 2008. Upon end of the aforementioned adjustment process, the final result of the operation will be determined.

5 Below, we show the summarize balances of each company as of September 30, 2008 the assets and liabilities of which were not included in the consolidated balance sheet of Madeco S.A. as of December 31, 2008:

	Ficap S.A.	Indeco S.A.	Cedsa S.A.	Mad. Cables	Indelqui S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current assets	78,866,863	55,851,468	18,285,435	42,627,126	15,395,790
Property, plant and equipment	42,438,854	13,421,140	5,363,602	12,199,447	7,656,115
Other assets	8,539,093	1,014,753	140,160	4,105,452	1,095,674
Total Assets	129,844,810	70,287,361	23,789,197	58,932,025	24,147,579
Liabilities
Current liabilities	53,483,947	8,213,002	17,940,759	12,543,152	4,650,548
Long-term liabilities	10,537,792	4,109,050	159,380	996,074	1,207,465
Shareholders’ equity and minority interest	65,823,071	57,965,309	5,689,058	45,392,799	18,289,566
Total Liabilities and Shareholders’ Equity	129,844,810	70,287,361	23,789,197	58,932,025	24,147,579

6. The effects on the statement of income and cash flows have been considered for the period between January 1 and September 30, 2008.

7. The effects generated by the sale of the Cable Unit and which affect the amounts reported in each line in the statement of income as of December 31, 2008 are as follows:

Statement of income	2008
ThCh$
Cost of sales (realization of unrealized gains)	1,188,829
Other non-operating income (Note 24)	160,335,942
Amortization of goodwill (Note 13)	(15,188,363)
Other non-operating expenses (Note 24)	(24,807,589)
Price-level restatement (Note 24)	(2,356,057)
Income tax (Note 8)	(29,607,857)
Net gain from sale of the Cable Unit	89,564,905

Note 29 – Derivative Contracts

As of December 31, 2007 and 2008 the details of derivative contracts, recorded in conformity with Note 2 t), are as follows:

						As of December 31, 2007
Type	Nominal amount	Period of maturity	Item	Sales / Purchase	Hedged item	Amount	Effect in Income	Effect in Income
	ThCh$					ThCh$	ThCh$	ThCh$
Swap	1,206,271	2nd Quarter 08	Exchange rate	Purchase	debt	1,206,271	(596,326)	-
Swap	340,422	1st Quarter 08	Exchange rate	Purchase	debt	340,422	(95,501)	-
Swap	2,842,728	3rd Quarter 09	Exchange rate	Purchase	debt	2,842,728	(268,853)	-
Swap	877,729	4th Quarter 08	Exchange rate	Purchase	debt	877,729	(91,774)	-
Swap	761,498	1st Quarter 09	Exchange rate	Purchase	debt	761,498	(79,621)	-
Swap	717,046	4th Quarter 09	Exchange rate	Purchase	debt	717,046	(74,973)	-
Swap	2,705,566	4th Quarter 08	Exchange rate	Purchase	debt	2,705,566	(39,560)	-
Swap	1,604,151	1st Quarter 08	Exchange rate	Purchase	debt	1,604,151	4,066	-
Swap	1,672,207	1st Quarter 08	Exchange rate	Purchase	debt	1,672,207	4,238	-
Swap	557,286	1st Quarter 09	Exchange rate	Purchase	debt	557,286	(47,074)	-
Forward	167,474	2nd Quarter 08	Exchange rate	Purchase	Supplier purchase	167,474	-	(8,570)
Forward	197,506	2nd Quarter 08	Exchange rate	Purchase	Supplier purchase	197,506	-	(10,132)
Forward	141,771	2nd Quarter 08	Exchange rate	Purchase	Supplier purchase	141,771	-	(7,302)
Forward	483,756	1st Quarter 08	Exchange rate	Purchase	Supplier purchase	483,756	-	7,009
Forward	58,981	1st Quarter 08	Exchange rate	Purchase	Supplier purchase	58,981	-	443
Forward	235,384	2nd Quarter 08	Exchange rate	Purchase	Supplier purchase	235,384	-	2,559
Forward	54,235	2nd Quarter 08	Exchange rate	Purchase	Supplier purchase	54,235	-	(2,345)
Forward	90,514	2nd Quarter 08	Exchange rate	Purchase	Supplier purchase	90,514	-	(4,004)
Forward	91,150	2nd Quarter 08	Exchange rate	Purchase	Supplier purchase	91,150	-	(4,097)
Forward	54,691	3rd Quarter 08	Exchange rate	Purchase	Supplier purchase	54,691	-	(2,488)
Forward	72,726	3rd Quarter 08	Exchange rate	Purchase	Supplier purchase	72,726	-	(3,378)
Forward	145,559	2nd Quarter 08	Exchange rate	Purchase	Supplier purchase	145,559	-	(2,366)
Forward	36,796	1st Quarter 08	Exchange rate	Purchase	Supplier purchase	36,796	-	(540)
Forward	121,209	2nd Quarter 08	Exchange rate	Purchase	Supplier purchase	121,209	-	(1,926)
Forward	3,517,236	1st Quarter 08	Exchange rate	Purchase	Supplier purchase	3,517,236	(38,861)	-
Forward	5,681,688	1st Quarter 08	Exchange rate	Purchase	Supplier purchase	5,681,688	(100,753)	-
Forward	2,976,123	1st Quarter 08	Exchange rate	Purchase	Supplier purchase	2,976,123	(50,653)	-
Forward	1,623,340	1st Quarter 08	Exchange rate	Purchase	Supplier purchase	1,623,340	(7,809)	-

						As of December 31, 2007
Type	Nominal amount	Period of maturity	Item	Sales / Purchase	Hedged item	Amount	Effect in Income	Effect in Income
	ThCh$					ThCh$	ThCh$	ThCh$
Forward	1,038,991	2nd Quarter 08	LME AL	Purchase	Cash flow	1,038,991	-	(128,959)
Forward	1,001,884	2nd Quarter 08	LME AL	Purchase	Cash flow	1,001,884	-	(118,199)
Forward	593,710	1st Quarter 08	LME AL	Purchase	Cash flow	593,710	-	(81,089)
Forward	445,282	1st Quarter 08	LME AL	Purchase	Cash flow	445,282	-	(57,867)
Forward	580,452	1st Quarter 08	LME AL	Purchase	Cash flow	580,452	-	(35,793)
Forward	546,308	1st Quarter 08	LME AL	Purchase	Cash flow	546,308	-	(29,755)
Forward	546,308	2nd Quarter 08	LME AL	Purchase	Cash flow	546,308	-	(26,290)
Forward	546,308	2nd Quarter 08	LME AL	Purchase	Cash flow	546,308	-	(22,642)
Forward	546,308	3rd Quarter 08	LME AL	Purchase	Cash flow	546,308	-	(19,008)
Forward	546,308	3rd Quarter 08	LME AL	Purchase	Cash flow	546,308	-	(15,504)
Forward	710,211	1st Quarter 08	LME AL	Purchase	Cash flow	710,211	-	(37,397)
Forward	710,211	1st Quarter 08	LME AL	Purchase	Cash flow	710,211	-	(32,325)
Forward	710,211	2nd Quarter 08	LME AL	Purchase	Cash flow	710,211	-	(27,687)
Forward	710,211	2nd Quarter 08	LME AL	Purchase	Cash flow	710,211	-	(22,901)
Forward	731,028	2nd Quarter 08	LME AL	Purchase	Cash flow	731,028	-	(18,908)
Forward	33,414	1st Quarter 08	LME AL	Purchase	Cash flow	33,414	(1,152)	-
Forward	228,593	1st Quarter 08	LME AL	Purchase	Cash flow	228,593	(9,223)	-
Forward	34,357	1st Quarter 08	LME AL	Purchase	Cash flow	34,357	-	(464)
Forward	78,034	1st Quarter 08	LME AL	Purchase	Cash flow	78,034	(4,517)	-
Forward	67,825	1st Quarter 08	LME AL	Purchase	Cash flow	67,825	(4,930)	-
Forward	95,530	1st Quarter 08	LME AL	Purchase	Cash flow	95,530	(9,045)	-
Forward	79,977	1st Quarter 08	LME AL	Purchase	Cash flow	79,977	(6,400)	-
Forward	45,281	1st Quarter 08	LME AL	Purchase	Cash flow	45,981	(3,949)	-
Forward	51,467	1st Quarter 08	LME AL	Purchase	Cash flow	51,467	-	(2,486)
Forward	35,102	2nd Quarter 08	LME AL	Purchase	Cash flow	35,102	(1,533)	-
Forward	37,651	1st Quarter 08	LME AL	Purchase	Cash flow	37,651	-	(1,197)
Forward	80,940	1st Quarter 08	LME AL	Purchase	Cash flow	80,940	-	(2,835)
Forward	71,784	1st Quarter 08	LME AL	Purchase	Cash flow	71,784	-	(383)

						As of December 31, 2007
Type	Nominal amount	Period of maturity	Item	Sales / Purchase	Hedged item	Amount	Effect in Income	Effect in Income
	ThCh$					ThCh$	ThCh$	ThCh$
Forward	97,793	1st Quarter 08	LME AL	Purchase	Cash flow	97,793	-	(1,677)
Forward	65,421	1st Quarter 08	LME AL	Purchase	Cash flow	65,421	-	(852)
Forward	604,921	1st Quarter 08	LME CU	Purchase	Cash flow	604,921	(80,380)	-
Forward	197,512	2nd Quarter 08	LME CU	Purchase	Cash flow	197,512	-	(34,889)
Forward	141,693	2nd Quarter 08	LME CU	Purchase	Cash flow	141,693	-	(25,191)
Forward	167,456	2nd Quarter 08	LME CU	Purchase	Cash flow	167,456	-	(29,309)
Forward	105,111	1st Quarter 08	LME CU	Purchase	Cash flow	105,111	(15,947)	-
Forward	476,839	1st Quarter 08	LME CU	Purchase	Cash flow	476,839	-	(63,891)
Forward	123,558	1st Quarter 08	LME CU	Purchase	Cash flow	123,558	(23,736)	-
Forward	109,643	1st Quarter 08	LME CU	Purchase	Cash flow	109,643	-	(19,476)
Forward	104,384	1st Quarter 08	LME CU	Purchase	Cash flow	104,384	-	915
Forward	160,467	1st Quarter 08	LME CU	Purchase	Cash flow	160,467	(482)	-
Forward	162,416	1st Quarter 08	LME CU	Purchase	Cash flow	162,416	-	(1,966)
Forward	163,389	1st Quarter 08	LME CU	Purchase	Cash flow	163,389	(2,840)	-
Forward	75,793	1st Quarter 08	LME CU	Purchase	Cash flow	75,793	(890)	-
Forward	116,483	1st Quarter 08	LME CU	Purchase	Cash flow	116,483	(5,807)	-
Forward	90,392	2nd Quarter 08	LME CU	Purchase	Cash flow	90,392	-	1,440
Forward	90,514	2nd Quarter 08	LME CU	Purchase	Cash flow	90,514	-	1,488
Forward	91,150	3rd Quarter 08	LME CU	Purchase	Cash flow	91,150	-	1,441
Forward	91,150	3rd Quarter 08	LME CU	Purchase	Cash flow	91,150	-	1,493
Forward	90,908	4th Quarter 08	LME CU	Purchase	Cash flow	90,908	-	1,587
Forward	101,229	1st Quarter 08	LME CU	Purchase	Cash flow	101,229	(6,936)	-
Forward	146,198	1st Quarter 08	LME CU	Purchase	Cash flow	146,198	(17,814)	-
Forward	95,778	1st Quarter 08	LME CU	Purchase	Cash flow	95,778	(6,617)	-
Forward	75,646	1st Quarter 08	LME CU	Purchase	Cash flow	75,646	(5,218)	-
Forward	383,757	1st Quarter 08	LME CU	Purchase	Cash flow	383,757	-	(20,791)
Forward	385,219	1st Quarter 08	LME CU	Purchase	Cash flow	385,219	-	(20,887)
Forward	96,048	2nd Quarter 08	LME CU	Purchase	Cash flow	96,048	(6,758)	-

						As of December 31, 2007
Type	Nominal amount	Period of maturity	Item	Sales / Purchase	Hedged item	Amount	Effect in Income	Effect in Income
	ThCh$					ThCh$	ThCh$	ThCh$
Forward	97,969	1st Quarter 08	LME CU	Purchase	Cash flow	97,969	-	(7,991)
Forward	604,451	2nd Quarter 08	LME CU	Purchase	Cash flow	604,451	-	(62,865)
Forward	489,911	2nd Quarter 08	LME CU	Purchase	Cash flow	489,911	-	(37,778)
Forward	91,516	1st Quarter 08	LME CU	Purchase	Cash flow	91,516	(2,100)	-
Forward	91,150	1st Quarter 08	LME CU	Purchase	Cash flow	91,150	-	413
Forward	115,841	1st Quarter 08	LME CU	Purchase	Cash flow	115,841	-	1,659
Forward	89,960	1st Quarter 08	LME CU	Purchase	Cash flow	89,960	-	1,724
Forward	142,096	1st Quarter 08	LME CU	Purchase	Cash flow	142,096	-	4,564
Forward	125,355	1st Quarter 08	LME CU	Purchase	Cash flow	125,355	-	5,693
Forward	138,075	1st Quarter 08	LME CU	Purchase	Cash flow	138,075	-	1,641
Forward	91,692	1st Quarter 08	LME CU	Purchase	Cash flow	91,692	-	(118)
Forward	280,756	1st Quarter 08	LME CU	Purchase	Cash flow	280,756	-	(8,079)
Forward	90,299	1st Quarter 08	LME CU	Purchase	Cash flow	90,299	-	(222)
Forward	90,383	2nd Quarter 08	LME CU	Purchase	Cash flow	90,383	-	(195)
Forward	90,449	2nd Quarter 08	LME CU	Purchase	Cash flow	90,449	-	(84)
Forward	181,060	3rd Quarter 08	LME CU	Purchase	Cash flow	181,060	-	(237)
Forward	175,862	1st Quarter 08	LME CU	Purchase	Cash flow	175,862	-	4,094
Forward	88,536	1st Quarter 08	LME CU	Purchase	Cash flow	88,536	-	1,443
Forward	175,862	1st Quarter 08	LME CU	Purchase	Cash flow	175,862	-	4,462
Forward	175,862	2nd Quarter 08	LME CU	Purchase	Cash flow	175,862	-	4,666
Forward	175,862	2nd Quarter 08	LME CU	Purchase	Cash flow	175,862	-	4,850
Forward	175,862	2nd Quarter 08	LME CU	Purchase	Cash flow	175,862	-	4,991
Forward	175,862	3rd Quarter 08	LME CU	Purchase	Cash flow	175,862	-	5,105
Forward	175,862	3rd Quarter 08	LME CU	Purchase	Cash flow	175,862	-	5,163
Forward	175,862	3rd Quarter 08	LME CU	Purchase	Cash flow	175,862	-	5,162
Forward	175,862	4th Quarter 08	LME CU	Purchase	Cash flow	175,862	-	5,108
Forward	175,862	4th Quarter 08	LME CU	Purchase	Cash flow	175,862	-	5,019
Forward	175,862	4th Quarter 08	LME CU	Purchase	Cash flow	175,862	-	4,915
Forward	175,862	1st Quarter 09	LME CU	Purchase	Cash flow	175,862	-	4,721
Swap	11,988,557	2nd Quarter 11	Interest rate	Purchase	Loans in USD	11,553,295	(4,589)	-
Swap	1,122,180	1st Quarter 08	Copper	Purchase	Inventory	903,186	(25,725)	-
Swap	1,110,827	1st Quarter 08	Copper	Purchase	Inventory	903,186	(2,593)	-
Swap	1,118,077	1st Quarter 08	Copper	Purchase	Inventory	903,186	(5,569)	-
Swap	1,110,524	1st Quarter 08	Copper	Purchase	Inventory	903,186	(365)	-
Swap	1,116,616	1st Quarter 08	Copper	Purchase	Inventory	903,186	(4,368)	-
Swap	1,115,985	1st Quarter 08	Copper	Purchase	Inventory	903,186	(3,153)	-
Swap	1,108,954	1st Quarter 08	Copper	Purchase	Inventory	903,186	(19,395)	-
Swap	1,113,459	2nd Quarter 08	Copper	Purchase	Inventory	903,186	(5,126)	-
Swap	1,123,931	1st Quarter 08	Copper	Purchase	Inventory	903,186	(11,820)	-
							(1,782,432)	(971,482)

						As of December 31, 2008
Type	Nominal amount	Period of maturity	Item	Sales / Purchase	Hedged item	Amount	Effect in Income	Effect in Income
	ThCh$					ThCh$	ThCh$	ThCh$
Swap	7,863,412	2nd Quarter 09	Interest rate	Purchase	Loans in USD	7,863,412	(20,268)	-
Swap	386,423	4st Quarter 08	Copper	Purchase	Inventory	386,423	281,821	-
Swap	396,171	4rd Quarter 08	Copper	Purchase	Inventory	396,171	289,459	-
Swap	305,415	1rd Quarter 09	Copper	Purchase	Inventory	305,415	-	305,415
Swap	304,362	1rd Quarter 09	Copper	Purchase	Inventory	304,362	-	304,362
Swap	303,314	1rd Quarter 09	Copper	Purchase	Inventory	303,314	-	303,314
Swap	302,407	2rd Quarter 09	Copper	Purchase	Inventory	302,407	-	302,407
Swap	301,704	2rd Quarter 09	Copper	Purchase	Inventory	301,704	-	301,704
Swap	300,973	2rd Quarter 09	Copper	Purchase	Inventory	300,973	-	300,973
Swap	521,687	4rd Quarter 098	Copper	Purchase	Inventory	521,687	304,097	-
							855,109	1,818,175

Note 30 – Subsequent events

1. Purchase and Sales Agreement of the Cable Unit to Nexans.

Complementing that indicated in Note 23 No. 3 (letter a), on January 30, 2009, Madeco sent a letter to Nexans in which it explains in detail the rationale and arguments for which it indicates it does not agree with the adjustments indicated by Nexans, which are supported by the Company’s financial and legal advisors.

In the event that no agreement is reached, the purchase and sale agreement contemplates the performance of an arbitrage before the International Chamber of Commerce of New York to resolve the differences between both parties, which must be resolved, in conformity with laws applicable in Chile.

2. Capital increase at Madeco Brass Mills S.A.

In line with the company reorganization process approved by the shareholders at the Extraordinary Shareholders’ Meeting held on April 24, 2008, the Company began the process of separating the Pipelines and Plates business unit to its subsidiary Madeco Brass Mills S.A. Accordingly, on January 5, 2009, this company increased its share capital to Ch$12,911 million divided into 1,291,100 shares, which was paid by Madeco S.A. through the contribution in title ay their carrying values of the assets which compose a portion of the activities of its pipelines and plates business unit in Chile.

3. Dividends of Nexans

On February 12, 2009, Nexans reported that it will propose to the shareholders at the Ordinary Shareholders’ Meeting the distribution of a dividend of € 2 per share.

There have been no other significant subsequent events between January 1, 2009 and the date of issuance of these financial statements.

Note 31 – Guarantees received from third parties

As of December 31, 2007 and 2008, the Company holds the following guarantees from third parties:

Guarantees received from third parties	Relationship	Type of guarantee	Balances
			2007	2008
			ThCh$	ThCh$

Alucenter	Customer	Mortgage	-	16,000
Angel Aravena	Customer	Pledge	23,120	30,200
Angel Aravena	Customer	2 Vehicles	11,445	-
Arriaza Romo Luis	Customer	Credit limit guarantee	10,890	10,000
Cam Perú S.R.L. - Banco de Crédito.	Supplier	Letter of guarantee	34,562	-
Cam Perú S.R.L. - Interbank	Supplier	Letter of guarantee	67,947	-
Cammesa S.A.	Customer	Compliance with purchase order	17,674	-
Centelha equipamientos eléctricos Ltda.	Customer	Bank guarantee	305,489	-
Administrative Committee for the trust fund for Federal electric transport (CAF)	Customer	Maintaining offer guarantee	657,825	-
Consorcio Alfa Tarapoto - Interbank	Supplier	Letter of guarantee	59,220	-
Construcciones Termicas SA	Customer	Advance guarantee	76,166	-
Coop. Pop. de Electr., Obras y Serv. Pub. de Santa Rosa LTDA	Customer	Maintaining offer guarantee	189	-
Coop. Pop. de Electr., Obras y Serv. Pub. de Santa Rosa LTDA	Customer	Compliance with purchase order	1,426	-
Cristales y Aluminio S.A.	Customer	Mortgage	205,144	205,945
Daniel Valverde	Customer	Mortgage	132,822	136,427
Project Executive Management of the Ministry of	Supplier	Letter of guarantee	6,021	-
Project Executive Management of the Ministry of	Supplier	Letter of guarantee	12,917	-
Executive Management of Energy Projects in Mine Sites	Supplier	Letter of guarantee	5,250	-
Edelnor S.A.A. - Banco de Crédito	Supplier	Letter of guarantee	739	-
Edelnor S.A.A. - Interbank	Supplier	Letter of guarantee	698,892	-
Edesur SA	Customer	Acquisition of wires and conductors	143,268	-
Edesur SA	Customer	Compliance with purchase order	2,783	-
Edesur SA	Customer	Maintaining offer guarantee	5,567	-
Electro Oriente - Interbank	Supplier	Letter of guarantee	9,348	-
Electro Oriente - Interbank	Supplier	Letter of guarantee	10,535	-
Electro Puno S.A. - Interbank	Supplier	Letter of guarantee	9,704	-
Electro Sur Este S.A. - Interbank	Supplier	Letter of guarantee	27,124	-
Electro Sur Este S.A. - Interbank	Customer	Letter of guarantee	9,764	-
Electrocentro S.A. - Interbank	Supplier	Letter of guarantee	13,584	-
Electromecanica Industrial	Customer	Rent guarantee	8,548	8,581
Electronoroeste - Interbank	Supplier	Letter of guarantee	806	-
Electronoroeste S.A. - Interbank	Supplier	Letter of guarantee	22,918	-
Electronorte S.A. - Interbank	Supplier	Letter of guarantee	39,170	-
Electroucayali S.A.	Supplier	Letter of guarantee	8,673	-
Elfle Comercial Ltda.	Customer	Credit limit guarantee	76,230	70,000
Empresa Brasil central de Eng. Ltda.	Customer	Bank guarantee	702,625	-
Empresa Provincial de Energía de Córdoba	Customer	Maintaining offer guarantee	2,828	-
Empresa Provincial de Energía de Córdoba	Customer	Agreement guarantee	896	-
Empresa Provincial de Energía de Sta. Fe.	Customer	Maintaining offer guarantee	2,040	-
Empresa Provincial de Energía de Sta. Fe.	Customer	Compliance with purchase order	354	-
Erneso Retamal	Customer	Mortgage	3,131	2,736
Febras S.A.	Customer	Checks	130,680	120,000
Gas Natural de Lima y Callao - Interbank	Supplier	Letter of guarantee	11418	-

Guarantees received from third parties	Relationship	Type of guarantee	Balances
			2007	2008
			ThCh$	ThCh$

Arequipa Regional Government	Supplier	Letter of guarantee	1,064	-
Guarantee from Business Recovery Ltda	Customer	Rent guarantee	8,168	7,500
Heat Transfer	Customer	Letters of credit	5,464	5,485
Hidrandina S.A - Interbank	Supplier	Letter of guarantee	80,008	-
Incosyp Ingen. y construcciones Ltda.	Customer	Certificate of deposit	25,099	-
Ind. Nac. De Piezas Y Partes	Customer	Credit limit guarantee	41,476	38,086
Ind. Radiadores Gallardo Ltda.	Customer	Credit limit guarantee	32,670	30,000
Interbank	Supplier	Letter of guarantee	32,993	-
Ivan Maturana	Customer	Pledge	2,289	2,000
Juan C. Inostroza Carrasco	Customer	Checks	6,534	6,000
Kitchen Pack Ltda.	Customer	Creedit limit guarantee	88,430	81,203
Lima Airport Partners - Interbank	Supplier	Letter of guarantee	22,522	-
Lima Airport Partners S.R.L.	Supplier	Letter of guarantee	5,464	-
Lima Airport Partners S.R.L. - Banco de Credito	Supplier	Letter of guarantee	10,926	-
Lineas Mesopotamicas SA	Customer	Repair fund substitution guarantee	365,885	-
Lineas Mesopotamicas SA	Customer	Advance guarantee	4,764,040	-
Lineas Mesopotamicas SA	Customer	Financial advance	295,654	-
Lineas Mesopotamicas SA	Customer	Guarantee	721,309	-
Luigi Lotito y Cia. Ltda.	Customer	Credit limit pledge	37,941	44,626
Luz del Sur S.A.A. - Interbank	Supplier	Letter of guarantee	934	-
Luz del Sur S.A.A. - Interbank	Supplier	Letter of guarantee	21,466	-
Municipalidad Distrital de Coronel Gregorio - Inte	Supplier	Letter of guarantee	9,488	-
Municipalidad Distrital Santa Rita de Siguas-Inter	Supplier	Letter of guarantee	2,813	-
Pedro Gajardo	Customer	Mortgage	3,080	2,691
Progos	Customer	Letter of guarantee	3,182	-
Puerto L SA	Customer	Compliance with purchase order	194,856	-
Red de Energía del Perú S.A. - Interbank	Supplier	Letter of guarantee	1,900	-
Renovación Cam Peru - Interbank	Supplier	Letter of guarantee	5,801	-
Ruben Riojas	Customer	Pledge	1,145	1,000
Servicios Energéticos del Chaco-Empresa Estado Provincial	Customer	Compkliance with purchase order	5,532	-
Sialum S.A.	Customer	Mortgage	2,746	2,399
Soc.e Ing. Y Cont. Inducom	Customer	Mortgage	41,928	25,197
Soc.e Ing. Contruccion	Customer	Mortgage	-	36,633
Sociedad Electrica del Sur Oeste - Interbank	Supplier	Letter of guarantee	68,654	-
Sunat- Banco Interamericano de Finanzas	Supplier	Letter of guarantee	938,868	-
Techint - Panedile - U.T.E.	Customer	Guarantee for repairment fund substitution	23,378	-
Tito Alvarado	Supplier	Letters of credit	108,983	109,408
Transportel Minera 2 SA	Customer	Compliance with purchase order	94,310	-
Turbogeneradores del Peru S.A.C - Banco de Crédito	Supplier	Letter of guarantee	11,160	-
Turbogeneradores del Peru S.A.C - Interbank	Supplier	Letter of guarantee	38,351	-
Unid. ejecutora del programa de la interconexión NEA-NOA	Customer	Offer maintenance guarantee	1,610,981	-
Vidrios y aluminios Alucenter	Customer	Mortgage	18,313	-
Wood-Es Ing. Plásticos Ltda.	Customer	Credit limit guarantee	21,780	20,000
Total			13,347,317	1,012,117

Note 32 – Local and foreign currency

As of December 31, 2007 and 2008, foreign currency denominated assets and liabilities are as follows:

Current assets	Currency	2007	2008
		ThCh$	ThCh$

Cash	Ch$	1,799,555	2,900,325
Cash	US$	6,200,652	5,054,522
Cash	ARS	1,396,957	1,551,029
Cash	Brazilian Real	944,448	356,487
Cash	Peruvian soles	317,320	195,195
Cash	Euros	188,939	364,651
Cash	Colombian peso	488,691	-
Time deposits	Ch$	-	11,350,288
Time deposits	Adjustable Ch$	-	75,498,017
Time deposits	US$	-	45,163,351
Time deposits	Brazilian Real	8,585	-
Marketable securities, net	Ch$	580,290	57,883
Marketable securities, net	Colombian peso	270,006	-
Trade accounts receivable, net	Ch$	26,072,415	17,807,027
Trade accounts receivable, net	US$	37,494,633	20,438,674
Trade accounts receivable, net	ARS	4,418,719	961,257
Trade accounts receivable, net	Brazilian Real	24,203,136	-
Trade accounts receivable, net	Peruvian soles	847,169	549,095
Trade accounts receivable, net	Euros	1,534,707	337,487
Trade accounts receivable, net	Colombian peso	3,456,126	-
Notes receivable, net	Ch$	4,076,672	5,871,660
Notes receivable, net	US$	5,736,298	5,884,236
Notes receivable, net	ARS	1,869,643	2,346,909
Notes receivable, net	Peruvian soles	11,276	19,547
Miscellaneous receivables, net	Ch$	791,051	882,232
Miscellaneous receivables, net	Adjustable Ch$	5,470	5,192
Miscellaneous receivables, net	US$	3,891,747	245,093
Miscellaneous receivables, net	ARS	847,979	1,140,525
Miscellaneous receivables, net	Brazilian Real	518,792	55
Miscellaneous receivables, net	Peruvian soles	502,744	402,082
Miscellaneous receivables, net	Euros	52,214	89,581
Miscellaneous receivables, net	Colombian peso	469,969	-

Current assets	Currency	2007	2008
		ThCh$	ThCh$

Notes and accounts receivable from related companies	Ch$	1,931,507	489,410
Notes and accounts receivable from related companies	US$	8,928	-
Inventories, net	Ch$	49,755,018	41,974,907
Inventories, net	US$	7,203,066	-
Inventories, net	ARS	10,342,546	1,597,724
Inventories, net	Brazilian Real	36,358,236	-
Inventories, net	Soles	32,901,663	11,384,835
Inventories, net	Colombian peso	10,323,502	-
Income taxes recoverable	Ch$	4,920,901	3,586,513
Income taxes recoverable	Brazilian Real	3,821,646	116,270
Income taxes recoverable	Peruvian soles	5,273,926	137,783
Income taxes recoverable	Colombian peso	423,378	-
Prepaid expenses	Ch$	647,464	426,173
Prepaid expenses	Adjustable Ch$	17,750	-
Prepaid expenses	US$	46,023	-
Prepaid expenses	ARS	70,433	89,574
Prepaid expenses	Brazilian Real	129,594	-
Prepaid expenses	Peruvian soles	63,684	94,006
Prepaid expenses	Colombian peso	124,253	-
Deferred income taxes	Ch$	8,501,692	1,150,628
Deferred income taxes	ARS	611,501	330,283
Deferred income taxes	Brazilian Real	2,574,371	-
Deferred income taxes	Peruvian soles	100,509	7,484
Deferred income taxes	Colombian peso	8,863	-
Other current assets	Ch$	1,327,509	15,882,583
Other current assets	Adjustable Ch$	393,688	124,425
Other current assets	US$	2,922,327	25,743,685
Other current assets	ARS	18,559	22,699
Other current assets	Brazilian Real	134,080	-

Current assets	302,631,382	309,952,820

Current assets (continued)	Currency	2007	2008
		ThCh$	ThCh$

Land	Ch$	5,472,411	3,710,737
Land	US$	10,824,009	6,601,788
Buildings and infrastructure	Ch$	26,982,227	24,424,424
Buildings and infrastructure	US$	40,569,813	25,309,162
Machinery and equipment	Ch$	115,838,218	90,028,285
Machinery and equipment	US$	148,956,270	74,380,495
Other property, plant and equipment	Ch$	25,636,964	26,278,878
Other property, plant and equipment	US$	18,208,997	11,584,714
Revaluation from fixed asset technical appraisal	Ch$	6,108,886	3,072,652
Revaluation from fixed asset technical appraisal	US$	7,950,323	-
Depreciation	Ch$	(93,711,404)	(75,658,517)
Depreciation	US$	(131,029,147)	(74,198,110)

Property, plant and equipment	181,807,567	115,534,508

Currents Assets (continued)	Currency	2007	2008
		ThCh$	ThCh$

Investments in related companies	Ch$	1,713,599	-
Investments in related companies	US$	669,358	-
Investments in other companies	Ch$	18,179	124,811,289
Investments in other companies	Brazilian Real	4,761,032	-
Investments in other companies	Peruvian soles	17,512	-
Goodwill	Ch$	944,455	734,118
Goodwill	US$	16,310,514	253,509
Negative goodwill	US$	(1,941,396)	(2,071,335)
Long-term accounts receivable	Ch$	263,168	137,619
Long-term accounts receivable	Adjustable Ch$	-	33,981
Long-term accounts receivable	ARS	5,134	5,508
Intangible assets	Ch$	977,316	709,377
Intangible assets	US$	6,635	7,804
Intangible assets	ARS	50,066	-
Intangible assets	Brazilian Real	71,081	4,109
Intangible assets	Peruvian soles	579,011	-
Amortization	Ch$	(192,030)	(208,600)
Amortization	US$	(5,434)	(7,804)
Amortization	Peruvian soles	(174,958)	-
Other	Ch$	2,396,131	1,868,635
Other	Adjustable Ch$	719,772	-
Other	US$	2,553,562	996,401
Other	ARS	191,938	102,432
Other	Brazilian Real	8,753,963	6,098,753

Other Assets	38,688,608	133,475,796

Total Assets	530,448,.995	551,545,036

Ch$	192,852,194	302,288,526
Adjustable Ch$	1,136,680	75,661,615
ARS	19,823,475	8,147,940
US$	176,577,178	145,386,185
Euros	1,775,860	791,719
Brazilian Real	82,278,964	6,575,674
Peruvian soles	40,439,856	12,790,027
Colombian peso	15.564.788	-

Current liabilities		90 days				Between 90 days and 1 year
		2008	Rate %	2007	Rate %	2008	Rate %	2007	Rate %
	Currency	ThCh$		ThCh$		ThCh$		ThCh$

Short-term obligations with banks	Ch$	17,625,368	12,1	3,615,835	7,4	401,164	19,8	678,521	7,4
Short-term obligations with banks	Adjustable Ch$	-	-	-	-	-	-	1,282,581	4,1
Short-term obligations with banks	US$	759,732	6,0	18,307,806	6,6	1,656,993	3,4	9,501,688	6,6
Short-term obligations with banks	ARS	98,501	6,0	-	-	-	-	-	-
Short-term obligations with banks	Euros	52,574	7,6	-	-	-	-	-	-
Short-term obligations with banks	Colombian peso	-	-	4,812,522	13,0	-	-	-	-
Current portion of long-term obligations with banks	Ch$	-	-	-	-	852	-	-	-
Current portion of long-term obligations with banks	Adjustable Ch$	55,987	2,3	319,453	5,2	1,494,265	1,9	1,490,953	5,2
Current portion of long-term obligations with banks	US$	1,026,550	5,3	388,811	5,0	6,244,576	5,4	5,506,941	5,0
Current portion of long-term obligations with banks	Brazilian Real	-	-	916,886	12,1	-	-	10,599,905	11,3
Bonds payable	Adjustable Ch$	-	-	-	-	-	-	5,533,510	5,0
Obligations maturing within one year	Adjustable Ch$	-	-	-	-	621,778	4,8	598,316	4,8
Obligations maturing within one year	US$	372,290	6,1	961,509	7,6	1,192,362	6,1	776,483	-
Obligations maturing within one year	Colombian peso	-	-	181,925	-	-	-	-	-
Dividends payable	Ch$	18,555	-	16,337,353	-	-	-	-	-
Dividends payable	Soles	-	-	53,047	-	-	-	-	-
Accounts payable	Ch$	6,040,737	-	6,957,832	-	-	-	-	-
Accounts payable	Adjustable Ch$	4,832	-	609,459	-	-	-	-	-
Accounts payable	US$	10,215,548	-	19,961,602	-	-	-	-	-
Accounts payable	ARS	1,359,529	-	322,248	-	-	-	-	-
Accounts payable	Brazilian Real	26,943	-	4,383,807	-	-	-	-	-
Accounts payable	Peruvian soles	104,971	-	624,508	-	-	-	-	-
Accounts payable	Euros	14,302	-	168,083	-	-	-	-	-
Accounts payable	Colombian peso	-	-	247,179	-	-	-	-	-
Accounts payable	Other currencies	6,740	-	1,608	-	-	-	-	-
Notes payable	Ch$	7,553	-	4,965	-	-	-	-	-
Notes payable	US$	2,628,724	-	3,166,818	-	-	-	-	-
Notes payable	ARS	244,177	-	373,477	-	-	-	-	-
Miscellaneous payables	Ch$	115,182	-	169,935	-	-	-	-	-
Miscellaneous payables	Adjustable Ch$	-	-	11,426	-	-	-	-	-
Miscellaneous payables	US$	9,272	-	20,307	3,5	-	-	-	-
Miscellaneous payables	ARS	26,813	-	24,288	-	-	-	-	-
Miscellaneous payables	Brazilian Real	714	-	70,842	-	-	-	-	-
Miscellaneous payables	Peruvian soles	163.202	-	19,138	-	-	-	-	-
Notes and accounts payable to related companies	Ch$	441.761	-	635,942	-	-	-	-	-
Notes and accounts payable to related companies	US$	-	-	33,894	-	-	-	-	-
Notes and accounts payable to related companies	Ch$	441.761	-	635,942	-	-	-	-	-
Notes and accounts payable to related companies	US$	-	-	33,894	-	-	-	-	-
Accrued expenses	Ch$	3.554.166	-	3,913,274	-	527,154	-	686,606	-

Current liabilities (continued)		90 days					Between 91 days and 1 year
		2008	Rate %	2007	Rate %	2008	Rate %	2007	Rate %
	Currency	ThCh$		ThCh$		ThCh$		ThCh$

Accrued expenses	Adjustable Ch$	58,063	6,9	116,574	-	-	-	-	-
Accrued expenses	US$	1,602,057	-	263,280	-	-	-	-	-
Accrued expenses	ARS	1,165,839	-	1,037,662	-	-	-	1,160,072	-
Accrued expenses	Brazilian Real	388,528	-	3,496,081	-	-	-	-	-
Accrued expenses	Peruvian soles	1,044,485	-	2,235,512	-	-	-	-	-
Accrued expenses	Colombian peso	-	-	283,918	-	-	-	-	-
Withholdings	Ch$	750,163	-	1,045,313	-	-	-	-	-
Withholdings	ARS	803,329	-	1,929,058	-	-	-	-	-
Withholdings	Brazilian Real	1,904	-	512,653	-	-	-	-	-
Withholdings	Peruvian soles	334,185	-	363,676	-	-	-	-	-
Withholdings	Colombian peso	-	-	109,643	-	-	-	-	-
Income taxes payable	Ch$	251,388	-	-	-	11,481,663	-	-	-
Income taxes payable	ARS	26,729	-	-	-	-	-	-	-
Income taxes payable	Peruvian soles	582,411	-	-	-	-	-	-	-
Unearned income	Ch$	81,260	-	102,879	-	-	-	-	-
Unearned income	US$	369,904	-	1,529,981	-	-	-	-	-
Unearned income	ARS	136,387	-	1,325,705	-	-	-	-	-
Unearned income	Brazilian Real	-	-	1,440,745	-	-	-	-	-
Unearned income	Peruvian soles	20,372	-	73,351	-	-	-	-	-
Unearned income	Colombian peso	-	-	459,663	-	-	-	-	-
Other current liabilities	Ch$	7,188	-	132,880	-	-	-	-	-
Other current liabilities	US$	20,268	-	4,589	-	4,167	-	-	-
Other current liabilities	Brazilian Real	-	-	1,280,507	-	-	-	-	-
Total current liabilities		52,619,183		105,359,449		23,624,974		37,815,576

Ch$	28,893,321	32,916,208	12,410,833	1,365,127
Adjustable Ch$	118,882	1,056,912	2,116,043	8,905,360
ARS	3,861,304	5,012,438	-	1,160,072
US$	17,004,345	44,638,597	9,098,098	15,785,112
Euros	66,876	168,083	-	-
Brazilian Real	418,089	12,101,521	-	10,599,905
Peruvian soles	2,249,626	3,369,232	-	-
Colombian peso	-	6,094,850	-	-
Other currencies	6,740	1,608	-	-

c) Long-term liabilities, current period

Item	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
		Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%

Obligations with banks and finan. inst.	Ch$	1,516,500	10.10	758,250	10.10	758,250	10.10	-	-
Obligations with banks and finan. inst.	Adjustable Ch$	1,661,068	2.05	-	-	-	-	-	-
Obligations with banks and finan. inst.	US$	12,751,994	5.00	2,764,013	6.70	-	-	-	-
Miscellaneous payables	Adjustable Ch$	1,268,681	4.80	1,394,934	4.80	1,940,461	4.80	-	-
Miscellaneous payables	US$	2,320,404	6.10	1,645,457	6.10	-	-	-	-
Accrued expenses	Ch$	824,745	0.24	27,164	7.00	48,173	7.00	231,613	7.00
Accrued expenses	Adjustable Ch$	37,791	7.00	35,809	7.00	63,503	7.00	305,321	7.00
Accrued expenses	ARS	72,184	-	-	-	-	-	-	-
Deferred income taxes	Ch$	60,522	-	-	-	-	-	-	-
Deferred income taxes	ARS	136,070	-	-	-	-	-	-	-
Deferred income taxes	Peruvian soles	136,962	-	197,610	-	1,172,001	-	2,177,027	-
Other liabilities	US$	8,420	-	16,656	-	41,637	-	32,951	-
Other liabilities	ARS	261,325	-	-	-	-	-	-	-
Other liabilities	Other currencies	-	-	-	-	-	-	-	-
Total long-term liabilities		21,056,666		6,839,893		4,024,025		2,746,912

Ch$	2,401,767	785,414	806,423	231,613
Adjustable Ch$	2,967,540	1,430,743	2,003,964	305,321
ARS	469,579	-	-	-
US$	15,080,818	4,426,126	41,637	32,951
Peruvian soles	136,962	197,.610	1,172,001	2,177,027

d) Long-term liabilities, prior period

Item	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
		Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%

Obligations with banks and finan. inst.	Adjustable Ch$	3,862,668	5.16	111,110	4.63	-	-	-	-
Obligations with banks and finan. inst.	US$	20,803,103	6.25	6,872,213	6.30	-	-	-	-
Obligations with banks and finan. inst.	Brazilian Real	6,320,189	11.39	1,552,187	8.73	-	-	-	-
Bonds payable	Adjustable Ch$	11,771,662	5.00	6,330,857	5.00	-	-	-	-
Miscellaneous payables	Adjustable Ch$	1,210,959	4.80	1,331,464	4.80	2,656,762	4.80	-	-
Miscellaneous payables	US$	1,773,096	1.08	456,340	-	170,519	-	-	-
Miscellaneous payables	Colombian peso	191,746	12.21	-	-	-	-	-	-
Accrued expenses	Ch$	176,038	2.01	45,036	7.00	78,812	7.00	952,421	2.85
Accrued expenses	Adjustable Ch$	85,203	5.59	60.434	7.00	105,759	7.00	521,241	7.00
Accrued expenses	ARS	131,075	-	-	-	-	-	-	-
Accrued expenses	Brazilian Real	2,732,620	-	-	-	-	-	-	-
Deferred income taxes	Ch$	-	-	-	-	-	-	97,120	-
Deferred income taxes	US$	788,582	-	-	-	-	-	-	-
Deferred income taxes	ARS	48,767	-	-	-	-	-	-	-
Deferred income taxes	Soles	435,395	-	216,123	-	2,473,157	-	-	-
Deferred income taxes	Colombian peso	43,241	-	-	-	-	-	-	-
Other liabilities	ARS	204,391	-	-	-	-	-	-	-
Other liabilities	Brazilian Real	470,524	-	-	-	-	-	-	-
Other liabilities	Peruvian soles	251,740	-	-	-	-	-	-	-
Total long-term liabilities		51,300,999		16,975,764		5,485,009		1,570,782

Ch$	176,038	45,036	78,812	1,049,541
Adjustable Ch$	16,930.492	7,833,865	2,762,521	521,241
ARS
US$	23,364,781	7,328,553	170,519	-
Peruvian soles	687,135	216,123	2,473,157
Brazilian Real	9,523,333	1,552,187	-	-
Colombian peso	234,987	-	-	-

Note 33 - Sanctions

The Company and its directors has not been the subject of sanctions by the SVS nor by any other administrative authorities.

Note 34 – Adoption of International Financial Reporting Standards

In conformity with that established on this matter by the Chilean Association of Accountants and the Chilean Superintendency of Securities and Insurance (SVS), the Company and its subsidiaries will adopt in full IFRS beginning in 2009. Consequently, there will be changes in the opening balance of shareholders’ equity as of January 1, 2009 and there will also be an effect on the determination of net income for future years. Likewise, for comparative purposes, the 2008 financial statements will have to be presented in accordance with the new standards, which, defined as such, may differ from those presented herein. The preliminary effects of this change in applying the new standards for the presentation of the Company’s financial statements have been quantified and noticed to the SVS in accordance with Circular No. 457 dated June 20, 2008.

Note 35- Differences between Chilean and United States Generally Accepted Accounting Principles

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

a)  Inflation accounting

Pursuant to Chilean GAAP, the Company’s financial statements recognize certain effects of inflation (see Note 2 b). In addition, the Company translates the accounting records of its subsidiaries abroad to Chilean pesos from US dollars in accordance with Technical Bulletin No. 64, Accounting for Foreign Permanent Investments (see Note 2 s)). In the opinion of the Company, this foreign currency translation methodology forms part of the comprehensive basis of preparation of price-level adjusted financial statements required by Chilean GAAP. Inclusion of inflation and the effects of translation in the accompanying consolidated financial statements under the Chilean accounting standards in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean economy even though the cumulative inflation rate for the last three years does not exceed 100%. Accordingly, and as allowed pursuant to Form 20-F, these effects have not been eliminated in the reconciliation to US GAAP included under paragraph (1.r) below.

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

The effect of these differences on the net income and shareholders’ equity of the Company is included in paragraph (1.r) below. Additional disclosures required under SFAS 109 are further described in paragraph (2.b) below.

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

Tax jurisdiction	Tax Years Subject to Examination

Chile	2006-2008
Brazil	2000-2005

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

For the years ended December 31, 2007 and 2008, the Company performed the annual impairment test of goodwill required by the standard and determined that no impairment existed under either Chilean GAAP or US GAAP, other than recorded impairment in financial statements.

The following effects are included in the net income (loss) and Shareholders’ equity reconciliation to US GAAP under paragraph (1.r) below:

(i)  Differences in the amount of the impairment under US GAAP related to basis differences in the original determination and subsequent amortization methodology between Chilean GAAP and US GAAP;

(ii)  The reversal of goodwill amortization recorded under Chilean GAAP.

A summary of the changes in the Company's goodwill under US GAAP during the years ended December 31, 2006, 2007 and 2008, by segment of operation is as follows:

	January 1, 2006	Currency translation adjustment	December 31, 2006
	ThCh$	ThCh$	ThCh$
Wire and Cable	21,850,372	372,675	22,223,047
Flexible Packaging	1,137,760	5,529	1,143,289
Profiles	1,369,061	-	1,369,061
Total	24,357,193	378,204	24,735,397

	January 1, 2007	Acquisitions	Discontinued Operation	Currency translation adjustment	December 31, 2007
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Wire and Cable	22,223,047	1,363,897	(20,545,500)	(3,041,444)	-
Flexible Packaging	1,143,289	190,947	-	(310,771)	1,023,465
Profiles	1,369,061	-	-	-	1,369,061
Total	24,735,397	1,554,844	(20,545,500)	(3,352,215)	2,392,526

	December 31, 2007	Currency translation adjustment	Impairment	December 31, 2008
	ThCh$	ThCh$	ThCh$	ThCh$
Wire and Cable	-	-	-	-
Flexible Packaging	1,023,465	56,164	-	1,079,629
Profiles	1,369,061	-	(1,342,422)	26,639
Total	2,392,526	56,164	(1,342,422)	1,106,268

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

The differences between Chilean GAAP and US GAAP related to the accounting for the acquisition of 50% participation in Optel are included in paragraph (1.r) below and are as follows:

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

Until 2006, the Company had unabsorbed losses from prior years and did not record a minimum dividend liability. These losses were absorbed during 2007, and the Company declared and recorded a dividend obligation satisfying the minimum dividend criteria. As a consequence, no adjustment has been recorded in the reconciliation in period 2007. For 2008, the Company recognized a minimum adjustment dividend as it had earnings for distribution, paragraph (1.r.)

g)  Staff severance indemnities

The Company and certain subsidiaries record a provision for staff severance indemnities when rights to such benefits have been formally guaranteed to employee groups. These severance indemnity plans are unfunded. Under Chilean GAAP these obligations are recorded using the present value of the liability determined at the end of each year based on the current salary and the estimated remaining number of years of service of each employee, as described in Note 2 o) using an interest rate of 7%. Under US GAAP based on EITF 88-1 such severance indemnities may be recorded based on the vested benefits to which the employees are entitled if their employment terminated immediately (settlement basis). The effect of this difference in accounting for staff severance benefits between Chilean GAAP and US GAAP is included in the reconciliation to US GAAP under paragraph (1.r) below.

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

(iii) Derivative contracts that are designated as hedges of future cash flows or forecasted transactions must be marked-to-market based on the closing spot rate, with any variation in the fair value recorded as unrealized gains or losses in the balance sheet.

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

The Company’s derivative instruments do not meet the formal documentation requirement of SFAS 133, therefore all effects should be reported in the same accounting period under US GAAP. As of December 31, 2006 and 2007, the Company is reporting a loss related to fair value hedges under Chilean GAAP, which results in a valuation consistent with US GAAP. Additionally in 2006 and 2007, the Company entered into cash flow hedges and deferred an unrealized gain related to these derivatives. For 2008, derivatives recognized by the Company meet the formal requirements of SFAS 133 for their classification as hedging derivatives. The effect of recognizing this gain for the year 2006, 2007 and 2008 is included in the reconciliation to US GAAP under paragraph (1.q) below.

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

i)  Reversal of impairment loss

Under Chilean GAAP, during 2001 the Company recorded an impairment loss on property, plant and equipment related to its plants in Argentina. During the year ended December 31, 2002, the Company reassessed this impairment provision based on an improvement in the economic situation in Argentina and reversed, as permitted by Chilean GAAP, the amount of ThCh$ 7,870,470 related to previously recognized impairment losses. For US GAAP purposes, SFAS 144 does not allow the reversal of impairment losses. Therefore, the provision amount reversed for Chilean GAAP purposes is treated as a reconciling item in the US GAAP reconciliation under paragraph (1.r) below.

j)  Stock option plan

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

A summary of stock option activity for the plan is as follows:

	For the years ended December 31,
	Authorized Options			Granted Options (thereof)
	2006	2007	2008	2006	2007	2008
	Number	Number	Number	Number	Number	Number

Balance as of January 1,	338,881,855	338,881,855		-	130,680,000	-
Granted during the period	-	-	-	130,680,000		-
Cancelled during the period	-	(208,201,855)		-	-	-
Exercised during the period	-	(130,680,000)		-	(130,680,000)	-
Balance as of December 31,	338,881,855	0	-	130,680,000	0	-

Under US GAAP, the Company applied until December 31, 2006 the Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees when accounting for stock options. Until then no compensation cost was recognized for grants made to employees when the grant price is greater than or equal to the market price of a common share on the grant date. For the year 2005, the amount recorded in income under Chilean GAAP was reversed in the US GAAP reconciliation under paragraph (1.r) below.

As of January 1, 2007, the Company adopted SFAS No. 123(R) Accounting for Stock-Based Compensation. This standard requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values estimated at the date of the grant. As of the date of the transition, there were no stock options outstanding; the Company is applying SFAS 123(R) using the modified-prospective-transition method. There is no difference in the treatment under Chilean GAAP, which is in accordance with International Financial Reporting Standard No. 2 Share-based payments, and SFAS 123(R), accordingly there is no adjustment included in the reconciliation under paragraph (1.r) for the year 2007.

There are no stock options authorized or granted by the Company as of December 31, 2008 and 2007.

k) Capitalized Interest

Under Chilean GAAP, all interest on debt directly associated with construction projects is capitalized, including interest, price-level restatement and, with respect to foreign currency borrowings, foreign currency translation gains and losses. The capitalization of interest costs associated with projects under construction is optional when incurred on debt that is not directly related to such projects. During 2006, 2007 and 2008, the Company’s debt was not considered directly associated with construction projects, and the Company did not capitalize interest.

Under US GAAP, capitalization of interest is required for the interest, which could be avoided should expenditures for the associated assets have not been made. As a consequence of increasing construction activities, starting 2006 the Company was implementing an adjustment for the capitalization of interest and the corresponding effect on depreciation that is included under paragraph (1.q) below.

	For the years ended December 31,
	2007	2008
	ThCh$	ThCh$

Interest cost incurred	(13,979,501)	(16,459,844)
Interest capitalized under US GAAP	145,248	25,333

l)  Minority interest

The effects on the minority interest of the US GAAP adjustments in subsidiaries that are not wholly-owned by the Company have been reflected in Minority interest and are included in paragraph (1.q) below.

m)  Elimination of discontinued operations

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

Wire and Cable Unit

As of November 15, 2007 the Company signed a framework agreement with the Nexans Group about the intention to transfer the Company’s Wire and Cable Unit, which was formalized on February 21, 2008 setting the purchase price at US$ 448 million in cash plus 2.5 million shares in Nexans (participation of approximately 8.9%). The transaction is expected to close by September 30, 2008, subject to regulatory approvals and customary closing conditions. The estimated purchase price is higher than the carrying value of the disposal group, therefore, the Company did not recognize any gain or loss on this transaction at December 31, 2007.

The transaction closed on September 30, 2008.

Pursuant to SFAS 144 “Accounting for the Impairment or Disposal of Long Lived Assets”, the Wire and Cable segment was considered as "discontinued" and the results of operations of the unit have been reclassified to discontinued operations for all years presented. The effect of reclassifying discontinued operations is included in the reconciliation of net income to US GAAP under paragraph (1.q) below.

n)  Investment in related company

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

With its 50% ownership in Peruplast S.A., the Company does not exercise control over the investee pursuant to US GAAP. Consequently, the investment is accounted for in accordance with Accounting Principles Board Opinion No. 18 “The Equity Method for accounting for Investments in Common Stock”, recognizing the investor’s share of the earnings and losses determined under US GAAP. The principal US GAAP adjustment affecting the Company’s equity investee is the capitalization of interest and corresponding effects to deferred taxes and minority interest, which is included in the US GAAP reconciliation under paragraph (1.q) below.

o)  Investment in Nexans S.A.

As a result of its investment in 9.2% of the outstanding shares of Nexans S.A., the Company has the ability to appoint a representative to the board of directors of Nexans.  Therefore, under Chile GAAP, it is concluded the Company has significant influence over the investee and the investment is accounted for using the proportional equity method.  Also, the Company has elected September 30 as the date to record the equity income, which is in accordance with Chilean GAAP as it is within 90 days of its fiscal year end.  Since the date of investment was September 30, the investment is recorded at its initial cost.

Under US GAAP, pursuant to APB Opinion 18, “The Equity Method of Accounting for Investments in Common Stock”, the Company does not have the ability to exercise significant influence in the operation of Nexans.  Therefore, at December 31, 2008, this investment is classified as available-for-sale and is presented at amortized cost adjusted to market value, in accordance with FAS 115 “Accounting for Certain Investments in Debt and Equity Securities”.

Under US GAAP, management evaluated the investment for impairment using the guidelines set forth in FAS 115 and determined that an other-than-temporary impairment has occurred.  As a result, at December 31, 2008, an impairment loss in the amount of ThCh$ 28,154,314 has been recorded.  The effect of this adjustment is presented in Note 1q.

p)  Impairment Alumco S.A.

Under Chilean GAAP, goodwill associated with the acquisition of Alumco S.A. is amortized over a period of 20 years recognizing the effects of the amortization in net income for the year.

For US GAAP purposes, in accordance with SFAS 144 goodwill must not be amortized and the Company must recognize the effects of impairment. In performing a study, it has been concluded that goodwill of Alumco S.A. is affected by impairment. The effect of recognizing the impairment under US GAAP is recognized in the reconciliation note under paragraph (1 q) below.

q)  Effects of conforming to US GAAP

The adjustments to the reported consolidated net income (loss) required to conform to US GAAP are as follows:

	For the years ended December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Net (loss) income in accordance with Chilean GAAP	35,326,145	21,409,810	97,183,867
Reversal of depreciation on revaluation increment of fixed assets (par. 1b)	58,863	59,404	21,175
Deferred income taxes (par. 1c)
c.i Reversal of amortization of complementary accounts	310,999	313,974	1,673,918
c.ii Deferred tax effects of US GAAP adjustments	6,329,151	4,246,281	2,870,511
Amortization of goodwill (par. 1d)	241,150	234,664	242,562
Staff severance indemnities (par. 1g) .	(12,762)	136,170	(184,129)
Reversal of impairment loss (par. 1j)	231,421	287,954	220,989
Capitalized interests (par. 1k)
k.i Capitalized interest	136,318	40,793	-
k.ii Accumulated depreciation	(5,995)	(6,945)	(15,890)
Impairment Alumco S.A. (par. 1p)	-	-	(1,342,422)
Derivative Instruments (par. 1h)	-	-	242,488
Minority interest (par. 1l)	535,029	700,553	(91,700)
Impairment Investment in Nexans S.A. (par. 1o)	-	-	(28,154,314)
Elimination of discontinued operations (par. 1m)	(29,150,968)	(28,665,300)	(100,130,081)
Investment in related company (par. 1n)	-	20,228	11,538
Net income (loss) from continuing operations in accordance with US GAAP	13,999,351	(1,222,414)	(27,451,488)
Income from discontinued operations, net of taxes and minority interest (par. 1m)	25,814,510	24,903,793	100,627,785
Net income in accordance with US GAAP	39,813,861	23,681,379	73,176,297

Other comprehensive income:
Foreign currency translation adjustment, net of taxes	(81,693)	49,510	(562,471)
Loss (gain) on hedge of the foreign currency exposure of net investment in foreign operations	2,295,609	(18,748,262)	30,623,056
Derivative Instruments (par. 1h)	-	-	(409,334)
Comprehensive income in accordance with US GAAP	42,027,777	4,982,627	102,827,548

The following is a reconciliation of consolidated Shareholder’s Equity differences under Chilean GAAP to the corresponding amounts under US GAAP:

	As of December 31,
	2007	2008
	ThCh$	ThCh$

Shareholder’s Equity in accordance with Chilean GAAP	287,380,208	415,178,616
Reversal of revaluation of property, plant and equipment (par. 1b)
b.i Property, plant and equipment	(6,108,886)	(3,072,651)
b.ii Accumulated depreciation	3,270,721	1,057,874
Deferred income taxes (par. 1c)
c.i Reversal of complementary accounts	(5,070,909)	(2,253,522)
c.ii Deferred tax effects of US GAAP adjustments	1,645,098	4,156,521
Amortization of goodwill (par. 1d)	11,094,193	1,461,062
Acquisition of Optel (par. 1e)
e.i Reversal of negative goodwill amortization	(73,935)	(118,587)
e.i Reversal of negative goodwill	537,714	632,453
e.ii-iii New basis of property, plant and equipment	(1,675,074)	(1,281,573)
e.iii Accumulated depreciation of property, plant and equipment	305,337	310,930
Staff severance indemnities (par. 1g)	(4,052,736)	(3,244,018)
Derivative instruments (par. 1h)	(971,479)	(250,686)
Reversal of impairment loss (par. 1i)	(2,661,122)	(1,771,934)
Impairment of goodwill Ficap (par. 1d)	(5,411,134)	-
Capitalized interests (par 1k)
k.i Capitalized interest	438,446	234,767
k.ii Accumulated depreciation	(33,448)	(30,327)
Minority interest (par. 1l)	310,397	218,697
Impairment Investment in Nexans S.A. (par. 1o)	-	(28,154,314)
Impairment Alumco S.A. (par. 1p)	-	(1,342,422)
Minimum dividend (par. 1f)	-	(29,155,160)
Investment in related company (par. 1n)	20,228	31,767
Shareholder’s Equity in accordance with US GAAP	278,943,619	352,607,493

The following summarizes the changes in shareholders’ equity under US GAAP during the years ended December 31, 2006, 2007 and 2008:

	As of December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Beginning balance	230,066,223	283,433,613	278,943,619
Capital increase	10,936,721	6,340,594	-
Issuance of stock options	321,683	449,278	(8,514)
Cumulative translation adjustment	2,213,916	(18,698,752)	30,060,585
Derivative instruments (par. 1i)……………………………………….	-	-	(409,334)
Interim dividend	-	(16,337,353)	-
Minimum dividend	-	-	(29,155,160)
Price-level restatement	81,209	74,860	-
Net income for the year	39,813,861	23,681,379	73,176,297
Ending balance	283,433,613	278,943,619	352,607,493

  Additional disclosure requirements

  Earnings (loss) per share

	For the years ended December 31,
	2006	2007	2008
	Ch$	Ch$	Ch$

Earnings (loss) per share from continuing operations (US GAAP)	2.56	(0.22)	(4,57)
Earnings per share from discontinued operations (US GAAP)	4.70	4.47	17,49
Net earnings (loss) per share (US GAAP)	7.27	4.26	12,93
Net earnings (loss) per share (Chilean GAAP)	6.45	3.86	17,17

Weighted average number of common stock
outstanding (in thousands)	5,471,995	5,558,289	5,661,193

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

  Income taxes

The provision for income taxes charged to the results of operations determined in accordance with US GAAP is as follows:

	For the year ended December 31, 2006
	Chile	Argentina	Peru	Brazil	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Income (loss) before income taxes and minority interest under Chilean GAAP	18,486,654	1,440,184	13,991,817	9,293,651	43,212,306
Current income taxes as determined under Chilean GAAP	(876,275)	(790,306)	(4,068,582)	(2,679,811)	(8,414,974)
Deferred income taxes as determined under Chilean GAAP	2,760,749	106,782	(121,287)	(418,429)	2,327,815
Subtotal	1,884,474	(683,524)	(4,189,869)	(3,098,240)	(6,087,159)
US GAAP adjustments:
Deferred tax effects of applying SFAS No. 109	448,069	-	85,388	-	533,457
Deferred tax effects of US GAAP adjustments	(29,270)	96,129	(1,025)	86,194	152,028
Reclassification of income of discontinued operations	(1,408,151)	245,264	4,105,506	3,012,046	5,954,665
Expense (benefit) for the year under US GAAP	895,122	(342,131)	-	-	552,991

	For the year ended December 31, 2007
	Chile	Argentina	Peru	Brazil	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Income before income taxes and minority interest under Chilean GAAP	(2,625,294)	(36,122)	15,794,212	10,614,544	2,435,838	26,183,178
Current income taxes as determined under Chilean GAAP	(452,698)	(150,195)	(4,322,462)	(827,803)	(749,194)	(6,502,352)
Deferred income taxes as determined under Chilean GAAP	5,971,389	(383,306)	(307,988)	51,030		5,331,125
Subtotal	5,518,691	(533,501)	(4,630,450)	(776,773)	(749,194)	(1,171,227)
US GAAP adjustments:
Deferred tax effects of applying SFAS No. 109	432,782	-	106,877	-	-	539,659
Deferred tax effects of US GAAP adjustments	(63,971)	256,732	(7,065)	343,647		529,343
Reclassification of income of discontinued operations	(801,622)	(155,028)	3,249,942	433,126	749,194	3,475,612
Deconsolidation Peruplast			1,280,696			1,280,696
Expense (benefit) for the year under US GAAP	5,085,880	(431,797)	-	-	-	4,654,083

	For the year ended December 31, 2008
	Chile	Argentina	Peru	Brazil	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Income before income taxes and minority interest under Chilean GAAP	119,548,878	3,472,076	15,880,197	2,046,751	(371,918)	140,575,984
Current income taxes as determined under Chilean GAAP	(25,728,452)	(75,707)	(2,848,317)	(534,861)	(55,038)	(29,242,375)
Deferred income taxes as determined under Chilean GAAP	(9,985,252)	(940,718)	(11,460)	517,607	(46,352)	(10,466,175)
Subtotal	(35,713,704)	(1,016,425)	(2,859,777)	(17,254)	(101,390)	(39,708,550)
US GAAP adjustments:
Deferred tax effects of applying SFAS No. 109	977,611	263,132	855,111	-	-	2,095,854
Deferred tax effects of US GAAP adjustments	2,261,409	-	653,950	331,729	-	3,247,088
Reclassification of income of discontinued operations	32,591,210	889,968	(553,205)	(314,475)	101,390	32.714,888
Deconsolidation Peruplast	-	-	1,903,921	-	-	1,903,921
Expense (benefit) for the year under US GAAP	116,526	136,675	-	-	-	253,201

Deferred tax assets (liabilities) as of December 31, 2007 are as follows:

	Short-term			Long-term
	Deferred tax under Chilean GAAP	SFAS No. 109 applied to US GAAP adjustments	Deferred tax under US GAAP	Deferred tax under Chilean GAAP	SFAS No. 109 applied to US GAAP adjustments	Deferred tax under US GAAP
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Deferred tax assets
Allowance for doubtful accounts	1,359,709	-	1,359,709	3,371	-	3,371
Tax loss carry forwards	8,091,175	-	8,091,175	16,695,662	-	16,695,662
Valuation allowance	(3,099,494)	-	(3,099,494)	(19,276,758)	(573,482)	(19,850,240)
Accrued vacation expense	323,864	-	323,864	-	-	-
Property, plant and equipment held for sale	21,246	-	21,246	25,572	-	25,572
Impairment of investment in Decker	-	-	-	-	931,393	931,393
Impairment of investment in Brazil	2,077,644	-	2,077,644	4,033,074	-	4,033,074
Adjustment to realizable value for property, plant and equipment	33,322	-	33,322	-	-	-
Allowance for obsolescence of inventories	714,608	-	714,608	20,602	-	20,602
Allowances for other current and long-term receivables	385,442	-	385,442	-	-	-
Write-downs of property, plant and equipment	535,155	-	535,155	507,704	-	507,704
Provision for unused property, plant and equipment	78,861	-	78,861	383,695	33,116	416,811
Other	2,069,826	-	2,069,826	166,090	64,949	231,039
Gross deferred tax assets	12,591,358	-	12,591,358	2,559,012	455,976	3,014,988

Deferred tax liabilities
Property, plant and equipment in leasing and accelerated depreciation	164,207	-	164,207	5,704,224	4,630,853	10,335,077
Manufacturing expenses	542,708	-	542,708	-	-	-
Staff Severance Indemnities	-	-	-	474,830	(436,395)	38,435
Negotiation of bonds	86,684	-	86,684	28,841	-	28,841
Bond issuance costs	-	-	-	124,694	-	124,694
Other	823	-	823	328,808	(297,029)	31,779
Gross deferred tax liabilities	794,422	-	794,422	6,661,397	3,897,429	10,558,826

Net assets (liabilities) deferred taxes	11,796,936	-	11,796,936	(4,102,385)	(3,441,453)	(7,543,838)

Deferred tax assets (liabilities) as of December 31, 2008 are as follows:

	Short-term			Long-term
	Deferred tax under Chilean GAAP	SFAS No. 109 applied to US GAAP adjustments	Deferred tax under US GAAP	Deferred tax under Chilean GAAP	SFAS No. 109 applied to US GAAP adjustments	Deferred tax under US GAAP
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Deferred tax assets
Allowance for doubtful accounts	647,460	(108)	647,352	3,617	-	3,617
Tax loss carry forwards	1,124,312	-	1,124,312	5,517,512	-	5,517,512
Valuation allowance	(1,649,915)	-	(1,649,915)	(3,354,018)	(2,135,299)	(5,489,317)
Accrued vacation expense	173,268	(13,929)	159,339	-	-	-
Property, plant and equipment held for sale	16,100	-	16,100	-	-	-
Impairment of investment in Decker	-	-	-	-	620,177	620,177
Impairment of investment in Nexans	-	-	-	-	4,786,233	4,786,233
Adjustment to realizable value for property, plant and equipment	16,699	-	16,699	-	-	-
Allowance for obsolescence of inventories	470,794	(2,764)	468,030	18,737	-	18,737
Allowances for other current and long-term receivables	345,937	-	345,937	-	-	-
Write-downs of property, plant and equipment	42,079	(42,079)	-	478,539	-	478,539
Staff Severance Indemnities	-	-	-	(470,730)	551,484	80,754
Provision for unused property, plant and equipment	84,614	-	84,614	413,428	-	413,428
Other	881,693	-	881,693	111,018	-	111,018
Gross deferred tax assets	2,153,041	(58,880)	2,094,161	2,718,103	3,822,595	6,540,698

Deferred tax liabilities
Property, plant and equipment in leasing and accelerated depreciation	51,396	(51,396)	-	8,803,732	(4,104,734)	4,698,998
Derivates	-	(42,617)	(42,617)	-	-	-
Manufacturing expenses	582,163	-	582,163	-	-	-
Negotiation of bonds	31,087	-	31,087	11,220	-	11,220
Bond issuance costs	-	-	-	-	-	-
Other	-	-	-	36,865	168,209	205,074
Gross deferred tax liabilities	664,646	(94,013)	570,633	8,851,817	(3,936,525)	4,915,292

Net assets (liabilities) deferred taxes	1,488,395	35,133	1,523,528	(6,133,714)	7,759,120	1,625,406

A reconciliation of the Chilean Statutory income tax rate to the Company’s effective tax rate on net income calculated in accordance with US GAAP is as follows:

	For the years ended December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Pretax (loss) income in accordance with US GAAP	13,916,060	(6,587,260)	(26,829,711)

Statutory tax rate	17.0%	17.0%	17.0%

Statutory tax rate applied to pretax (loss) income	(2,365,730)	1,119,834	4,867,051
Effect on tax and financial equity restatement (1)	35,690	886,920	3,328,986
Non-taxable income	820,799	4,606,736	8,092,410
Non-deductible expenses	(660,398)	(2,678,664)	(13,898,234)
Adjustments for application of BT 64	(643,111)	(7,760,569)	(3,021,382)
Other local taxes	(29,563)	(17,385)	(12,766)
Foreign taxes in excess of domestic rate	1,054,716	436,957	(172,069)
Valuation allowance changes affecting the provision for income taxes	2,732,623	8,043,707	3,753,570
Other	(392,035)	16,547	(2,684,365)
At effective tax rate	552,991	4,654,083	253,201

(1) This item corresponds to the difference in the basis used for the price-level restatement calculation of shareholder’s equity for financial and tax purposes.

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate return basis and not on a consolidated basis.

Expiration dates of the tax loss carry-forwards as of December 31, 2008 are as follows:

Country	2009	2010	2011	2012	2013	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Argentina (1)	438,798	119,189	526,014	-	2,602,657	3,686,658
Chile (2)	-	-	-	-	-	31,479,371
Total	438,798	119,189	526,014	-	2,602,657	35,166,029

(1) Tax-loss carry-forwards in Argentina expire in 5 years under current tax legislation.

(2) Tax loss carry-forwards do not expire in Chile under current tax legislation.

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

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company’s customer base located in Chile, Argentina, Brazil and Peru. The Company’s credit risk customer base sales in this region amounted to approximately 78.47% and 84.11% as of December 31, 2007 and 2008 respectively. As of these dates, no customer has outstanding receivables of more than 10%. Furthermore, the Company does not require collateral or security for its accounts receivable.

  Collective bargaining agreements

As of December 31, 2008, approximately 41.87% of the Company’s employees are covered by collective bargaining agreements. Of the employees covered by collective bargaining agreements, 38.44% of the agreements will expire within one year.

  Lease commitments

The Company leases certain property under long-term non-cancelable leases, which are accounted for as capital leases. The related future minimum lease payments as of December 31, 2008 were as follows:

As of December 31, 2008
ThCh$

2009	2,186,430
2010	1,886,246
2011	1,723,984
2012	1,486,914
2013	1,251,041
Due after 5 years	2,221,750
Total	10,756,365

The present value of net long-term minimum lease payments totaled ThCh$ 9,052,025 as of December 31, 2008. The imputed interest totals ThCh$ 1,704,340.

Operating lease and related future minimum payments as of December 31, 2008 are presented as follows:

As of December 31, 2008
ThCh$

Due within 1 year	345,543
Due after 1 year but within 2 years	148,231
Due after 2 years but within 3 years	67,361
Due after 3 years but within 4 years	64,358
Due after 4 years but within 5 years	37,542
Due after 5 years	-
Total	663,035

Cash paid for operating leases for the years ended December 31, 2006, 2007 and 2008 was ThCh$ 426,927, ThCh$ 672,037 and ThCh$ 298,122. respectively. The Company did not incur contingent rental expenses and did not receive sublease rentals.

  Advertising Costs

The Company expenses advertising costs when the related advertising has been published or aired. Advertising expenses amounted to ThCh$ 1,385,215, ThCh$ 981,459 and ThCh$ 431,153 for the years ended December 31, 2006, 2007 and 2008, respectively.

  Fair value of financial instruments

The accompanying tables provide disclosure of the estimated fair value of financial instruments owned by the Company. Carrying values are based on amounts reported in accordance with Chilean GAAP. The following methods and assumptions were used to estimate the fair value of each class of financial instruments at December 31, 2007 and 2008, for which it is practicable:

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

Other current liabilities - This category consists of current liabilities whose carrying value approximates their fair value. The derivative contracts’ fair value is based on market-prices at December 31, 2007, and 2008 respectively.

Other current assets - The fair value of these derivative contracts is based on market price.

The following represent the company’s required disclosures regarding the fair value of financial instruments under US GAAP as of December 31, 2007 and 2008,

	As of December 31,
	2007		2008
	Carrying	Fair	Carrying	Fair
	Amount	value	Amount	Value
	ThCh$	ThCh$	ThCh$	ThCh$
Assets:
Cash	11,336,562	11,336,562	10,422,209	10,422,209
Time deposits and marketable securities	858,881	858,881	132,069,539	132,069,539
Securities purchased under agreements to resell	-	-	12.070.982	12.070.982
Derivative financial instruments	1,781,247	-	2,693,552	2,693,552
Financial assets:
Long-term accounts receivable	268,302	268,302	177,108	177,108
Derivative financial instruments	4,721	-	-	-
Short-term debt:
Short-term bank borrowings (includes current portion of long-term liability)	57,421,902	57,591,715	29,416,562	30,472,771
Current portion of bonds payable	5,533,510	5,602,339	-	-
Current portion of long-term liabilities	2,518,233	2,518,233	2,186,430	2,186,430
Derivative financial instruments	1,417,976	-	2,089,130	2,089,130
Long-term debt:
Bonds payable	18,102,519	24,433,376	-	-
Long-term bank liabilities	39,521,470	39,847,587	20,210,075	20,555,858
Derivative financial instruments	470,524	-	-	-

h) Restrictions on net assets

As stated in Note 22 the Company has subsidiaries that must abide by certain financial ratios and covenants that require minimum equity levels or that contain other characteristics that restrict the transfer of assets to the parent company. The amounts of Madeco’s proportional share in restricted net assets in consolidated subsidiaries as of December 31, 2008 are as follows:

Proportionate share of restricted net assets
Legal Entity	as of December 31, 2008
ThCh$

Alusa S.A.	28,761,466
Indalum S.A.	34,674,122

The consolidated retained earnings which represent undistributed earnings of investees accounted for using the equity method as of December 31, 2008 ThCh$ 0 ( December 2007 ThCh$ 20,857).

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

The following represents accumulated other comprehensive income balance, for the years ended December 31, 2006, 2007 and 2008:

	For the year ended December 31, 2006
	Chilean GAAP cumulative translation adjustment	Effect of US GAAP adjustments on cumulative translation adjustment	Accumulated Other Comprehensive Income (Loss)

Beginning balance	(15,778,722)	2,533,660	(13,245,062)
Credit (charge) for the period	2,295,609	(81,693)	2,213,916
Price-level restatement	(50,025)	-	(50,025)
Ending balance	(13,533,138)	2,451,967	(11,081,171)

	For the year ended December 31, 2007
	Chilean GAAP cumulative translation adjustment	Effect of US GAAP adjustments on cumulative translation adjustment	Accumulated Other Comprehensive Income (Loss)

Beginning balance	(13,533,138)	2,451,967	(11,081,171)
Credit (charge) for the period	(18,748,262)	49,510	(18,698,752)
Ending balance	(32,281,400)	2,501,477	(29,779,923)

	For the year ended December 31, 2008
	Chilean GAAP cumulative translation adjustment	Effect of US GAAP adjustments on cumulative translation adjustment	Accumulated Other Comprehensive Income (Loss)

Beginning balance	(32,281,400)	2,501,477	(29,779,923)
Derivative Instruments	-	(409,334)	(409,334)
Equity reserve liquidation	24,807,589	-	24,807,589
Credit (charge) for the period	5,815,467	(562,471)	5,252,996
Ending balance	(1,658,344)	1,529,672	(128,672)

  Reclassifications for US GAAP purposes

Under Chilean GAAP, the following income and expenses are classified as non-operating expenses whereas under US GAAP they would be classified as operating income and expenses:

	Charge/(credit)
	For the years ended December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Gain on sale of property, plant and equipment	(349,224)	-	(496,528)
Recovery of tax benefits in foreign subsidiaries	-	(14,515)	(11,377)
Asset rental	-	(144,927)	(153,923)
Indemnities received	-	(1,362)	(268,793)
Other non-operating income	(32,032)	(4,882)	55,983
Amortization of negative goodwill	-	(70,241)	(212,109)
Amortization of goodwill	241,151	234,664	16,854,812
Obsolescence and write-offs of other long-term assets	636,128	-	545,578
Provision for lawsuits settlements	1,592	-	54,849
Adjustment to realizable value of assets held for sale	343,495	-	-
Depreciation of inactive assets (Argentina)	549,975	341,473	609,306
Government fines, taxes and interest from foreign subsidiaries	427,682	11,273	328,092
Indemnity Cost	-	313,573	283,602
Directors’ profit sharing	-	477,799	776,518
Disposable asset appraisal cost	-	130,458	-
Deconsolidation Peruplast…………………………………………………..	-	(399,701)	(131,581)
Other non-operating expense	5,847	2,394	494,163

Total	1,824,614	876,006	18,728,592

The condensed consolidated statements of income for the years ended December 31 under US GAAP are presented as follows:

	For the years ended December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Sales	232,652,142	201,068,032	193,526,597
Cost of sales	(200,074,025)	(179,654,996)	(176,749,968)
Gross Margin	32,578,117	21,413,036	16,776,629
Administrative and selling expenses	(14,499,500)	(15,052,177)	(17,284,943)
Operating (loss) income… ……	18,078,617	6,360,859	(508,314)
Non-operating income and expenses, net	(4,162,557)	(12,948,119)	(28,121,397)
Income (loss) before income taxes and minority interest interest	13,916,060	(6,587,260)	(28,629,711)
Income taxes	552,991	4,654,083	253,201
Equity in participation on (loss) income of related companies, net	794,274	1,809,376	2,240,768
Income (loss) before minority interest	15,263,325	(123,801)	(26,135,742)
Minority interest	(1,263,974)	(1,098,613)	(1,315,746)
Income (loss) from continuing operations	13,999,351	(1,222,414)	(27,451,488)
Income (loss) from discontinued operations	25,814,510	24,903,793	100,627,785
Net (loss) income	39,813,861	23,681,379	73,176,297

Other comprehensive income (loss):
Loss on hedge of the foreign currency exposure of net investment in foreign operations	2,295,609	(18,748,262)	30,623,056
Derivative Instruments	-	-	(409,334)
Cumulative translation adjustment	(81,693)	49,510	(562,471)
Comprehensive net (loss) income	42,027,777	4,982,627	102,827,548

Certain reclassifications would be made to the Chilean GAAP balance sheet in order to present Chilean GAAP amounts in accordance with presentation requirements under US GAAP.

The following are summarized balance sheets of the Company using a US GAAP presentation and amounts determined in accordance with US GAAP:

	As of December 31,
	2007	2008
	ThCh$	ThCh$

Current assets	103,117,736	274,339,952
Assets of disposal group	287,439,933	-
Property, plant, and equipment	201,477,022	204,376,916
Accumulated depreciation of property, plant and equipment	(111,236,458)	(117,387,304)
Property, plant, and equipment, net	90,240,564	86,989,612
Goodwill, net	2,392,526	1,106,267
Investments in other companies	8,561,448	108,903,006
Other assets	5,179,418	11,373,621
Total assets	496,931,625	482,712,458

Current liabilities	59,819,085	93,238,132
Liabilities of disposal group	103,303,486	-
Long-term liabilities	42,224,952	23,756,391
Minority interest	12,640,483	13,110,442
Shareholders’ equity	278,943,619	352,607,493
Total Liabilities and Shareholders’ equity	496,931,625	482,712,458

k)  Cash flow information

The statement of cash flow under Chilean GAAP differs in certain aspects from the presentation of the same statement under US GAAP, as follows:

	For the years ended December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Cash provided by operating activities under Chilean GAAP	6,916,118	16,486,990	54,028,034

Cash provided by operating activities under US GAAP	6,916,118	16,486,990	54,028,034

Cash provided by (used in) financing activities under Chilean GAAP	16,897,480	1,025,592	(59,521,057)

Cash provided by (used in) financing activities under US GAAP	16,897,480	1,025,592	(59,521,057)

Cash used in investing activities under Chilean GAAP	(12,197,754)	(25,621,994)	133,845,016
Purchase of time deposits and marketable securities	(663,823)	(858,880)	(57,883)
Sale of time deposits and marketable securities	291,525	663,823	858,880
Cash used in investing activities under US GAAP	(11,825,456)	(25,426,937)	133,044,019

Under US GAAP, cash and cash equivalents includes all highly liquid debt instruments purchased with a maturity of three months or less. The detail is a follows:

	As of December 31,
	2007	2008
	ThCh$	ThCh$

Cash in banks	11,336,562	10,422,209
Time deposits	-	132,011,656
Securities purchased under agreements to resell	-	12,070,982
Total	11,336,562	154,504,847

l) Segment reporting

The Company provides disclosures in accordance with Statement of Financial Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”) which establishes standards for reporting information about operating segments in annual financial statements as well as related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial statement information is available and is evaluated regularly by the chief operating decision maker in making decisions about allocating resources and assessing performance. The Company operates in four business segments including Wire and Cable, Brass Mills, Flexible Packaging and Profiles.

The accounting policies of each segment are as described in the Company’s summary of significant accounting policies (See Note 2). The following is a description of the four segments:

Wire and Cable

The Company produced and sold in Chile, Colombia, Argentina, Peru and Brazil various wire and cable products designed to meet client needs in the telecommunications, energy, mining, construction and manufacturing industries. Wire and Cable products have certain generalized differentiating characteristics, such as single or multiple strand (wire), twisted strands (cable), bare or insulated, type of material used for insulation and magnetic or non-magnetic. This segment was discontinued as of September 30, 2008, and is presented as discontinued operations in accordance with SFAS 144 as detailed in Note 35, section 2.m below.

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

Flexible Packaging

The Company’s Flexible Packaging segment manufactures flexible packaging for use in the packaging of large scale consumer products, as well as aluminum foil and plastic wrap, for both commercial and home use. The Company has flexible packaging operations in Chile and Argentina. In Peru, the subsidiary Alusa also has a 50% interest in Peruplast S.A. that operates in that business. Financial information of these investees is not considered as part of segment data reviewed by the chief operating decision maker and consequently these investees are not included in the segment information presented below

Profiles

The Company’s aluminum segment manufactures aluminum siding used principally in the construction sector for window frames, door frames, external and internal hardware fixtures and customized goods for the production of industrial durable goods.

Segment Reporting

The Company presents segment information in accordance with Chilean GAAP. Disclosure of segment data and a reconciliation of the total amounts reported by reportable segments to the consolidated amounts in the financial statements are as follows:

	For the year ended December 31, 2006
	Wire and	Brass	Flexible
	Cable	Mills	Packaging	Profiles	Unallocated	Elimination	Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Sales to external customers	421,311,897	139,628,683	54,033,247	38,990,214	-	-	653,964,041
Intersegment sales	56,065,621	13,744,809	20,997	-	-	(69,831,427)	-
Total revenues	477,377,518	153,373,492	54,054,244	38,990,214	-	(69,831,427)	653,964,041
Interest income	1,134,001	595,593	65,947	78,362	3,161	-	1,877,064
Interest expense	(8,702,576)	(2,818,103)	(1,201,830)	(617,833)	(5,143)	-	(13,345,485)
Income taxes	(6,287,740)	1,385,030	(639,883)	(428,931)	(115,635)	-	(6,087,159)
Equity participation in net income of related companies	10,722		794,273	-	-	-	804,995
Depreciation expense	8,706,105	2,768,909	2,946,726	1,240,421	-	-	15,662,161
Operating income	40,118,759	11,454,240	5,612,967	3,358,514	-	-	60,544,480

Investments in related companies	2,487,391		7,962,398		-	-	10,449,789
Identifiable assets at December 31, 2006	260,596,586	91,600,729	76,105,884	45,658,388	13,500,597	-	487,462,184
Capital expenditures	5,022,858	601,789	7,732,379	3,407,359	-	-	16,764,385

	For the year ended December 31, 2007
	Wire and	Brass	Flexible
	Cable	Mills	Packaging	Profiles	Unallocated	Elimination	Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Sales to external customers	448,501,098	112,202,078	96,921,363	38,258,450	-	-	695,882,988
Intersegment sales	85,170,589	16,303,784	55,402	-	-	(101,529,775)	-
Total revenues	533,671,687	128,505,862	96,976,765	38,258,450	-	(101,529,775)	695,882,988
Interest income	668,116	464,357	226,089	92,408	1,119,872	-	2,570,842
Interest expense	(9,346,800)	(887,336)	(2,145,319)	(653,791)	(946,255)	-	(13,979,501)
Income taxes	(4,346,738)	532,611	(1,560,830)	(201,046)	4,404,776	-	(1,171,227)
Equity participation in net income of related companies	(61,147)			-	-	-	(61,147)
Depreciation expense	7,890,364	2,711,938	5,179,529	1,408,091	-	-	17,189,922
Operating income	33,257,486	(1,481,827)	9,565,438	2,343,625	-	-	43,684,722

Investments in related companies	2,382,957			-	-	-	2,382,957
Identifiable assets at December 31, 2007	285,604,842	72,889,287	107,192,386	44,038,065	20,724,415	-	530,448,995
Capital expenditures	10,468,062	1,034,475	4,549,975	4,341,070	-	-	20,393,582

	For the year ended December 31, 2008
	Wire and	Brass	Flexible
	Cable	Mills	Packaging	Profiles	Unallocated	Elimination	Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Sales to external customers	436,954,376	88,908,483	130,444,871	36,649,886	-	-	692,957,616
Intersegment sales	28,396,800	21,265,671	56,238	-	-	(49,718,709)	-
Total revenues	465,351,176	110,174,154	130,501,109	36,649,886	-	(49,718,709)	692,957,616
Interest income	1,963,612	2,521,051	91,612	95,956	420,723	-	5,092,954
Interest expense	7,553,069	453,669	2,746,708	1,112,906	4,593,492	-	16,459,844
Income taxes	(33,513,401)	741,591	(3,809,127)	(15,399)	(3,112,214)		(39,708,550)
Equity participation in net income of related companies	(564)	-	-	-	-	-	(564)
Depreciation expense	4,578,232	2,341,808	5,942,105	1,723,454	-	-	14,585,599
Operating income	30,550,523	(6,281,986)	14,828,041	917,209	-	-	40,013,787

Investments in related companies	-						-
Identifiable assets at December 31, 2008	124,786,341	235,004,680	125,185,108	50,245,004	16,420,553	-	551,641,686
Capital expenditures 259	16,069,016	1,140,820	6,067,076	1,578,990	-	-	24,855,902

The following represents sales data for the years ended December 31, 2006, 2007 and 2008 and property, plant and equipment information by geographic area as of December 31, 2007 and 2008:

				Property, plant
	Sales			and equipment
	2006	2007	2008	2007	2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	306,851,488	272,544,187	259,166,148	87,375,378	71,852,872
Brazil	163,560,268	173,099,106	167,695,743	38,194,230	-
Argentina	45,965,019	51,896,351	56,822,525	23,063,059	21,370,657
Peru	137,587,266	174,178,430	187,791,514	29,604,254	22,310,979
Colombia	-	24,164,914	21,481,686	3,570,646	-
Total	653,964,041	695,882,988	692,957,616	181,807,567	115,534,508

m) Discontinued Operations

As described in Note 35 par.m) during 2005 the Company disposed substantially all of its assets of subsidiary Alufoil S.A. and during 2007 was signed a compromise agreement to sell the business unit to the wire and cable company Nexans SA that was accounted for as discontinued operations in accordance with SFAS 144, accordingly, amounts in the reconciliation of net income to US GAAP and the additional disclosure notes required under US GAAP for all periods shown, reflect discontinued operations accounting.

The following major classes of discontinued combined assets and combined liabilities included in the Madeco S.A. consolidated balance sheet under US GAAP:

	As of December 31,
	2007	2008
	ThCh$	ThCh$

Current assets	179,170,948	-
Property, plant, and equipment	161,067,614	-
Accumulated depreciation of property, plant and equipment	(90,986,399)	-
Property, plant, and equipment, net	70,081,215	-
Goodwill, net	20,545,500	-
Other assets	17,642,269	-
Total assets	287,439,932	-

Current liabilities	72,462,822	-
Long-term liabilities	27,771,359	-
Minority interest	3,069,305	-
Shareholders’ equity	184,136,446	-
Total liabilities and shareholders’ equity	287,439,932	-

The following major classes of revenues and expenses are included in the Madeco S.A. consolidated income statement under US GAAP, presented net of taxes as discontinued operations:

	For the years ended December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Sales	421,311,899	448,501,098	436,954,376
Costs of sales	(361,966,811)	(395,793,038)	(384,436,633)
Gross Margin	59,345,088	52,708,060	52,517,743
Administrative and selling expenses	(19,405,053)	(21,053,190)	(19,942,922)
Operating income	39,940,035	31,654,870	32,574,821
Non-operating income and expenses, net	(7,585,207)	(2,446,832)	100,999,760
Net income before income taxes and minority interest	32,354,828	29,208,038	133,574,581
Income taxes	(5,954,665)	(3,475,612)	(32,714,888)
Equity in participation in income of related companies...	10,722	(61,147)	(1,090)
Income before minority interest	26,410,885	25,671,279	100,858,603
Minority interest	(596,375)	(767,486)	(230,818)
Net income from discontinued operations	25,814,510	24,903,793	100,627,785

n)  Recent accounting pronouncements

On September 15, 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) N° 157, “Fair Value Measurements,” which enhances existing guidance for measuring assets and liabilities using fair value. Prior to the issuance of SFAS N° 157, guidance for applying fair value was incorporated in several accounting pronouncements. SFAS N° 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. SFAS N° 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS N° 157, fair value measurements are disclosed by level within that hierarchy. SFAS N° 157 is effective for our fiscal year beginning January 1, 2008, and requires that the cumulative effect of the adoption of SFAS N° 157 be reflected as an adjustment to the beginning balance of retained earnings in the year of adoption. The Company is currently evaluating the impact of the adoption of SFAS N°157 on our consolidated financial condition, operating results and cash flows. On February, 2007, the FASB issued SFAS N° 159 “The Fair Value Option for Financial Liabilities” including an amendment of FASB Statement N° 115. These statements permit entities to choose to measure at fair value many financial instruments and certain other items. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. These Statements are expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company does not believe these pronouncements will have a material effect on its results of operations, cash flows, or financial position. On February 2008, the FASB issued FASB Staff Position 157-1 Application of FASB Statement N° 157 to FASB Statement N° 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13. This FASB Staff Position (FSP) amends FASB Statement N° 157, Fair Value Measurements, to exclude FASB Statement N° 13, Accounting for Leases, and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under Statement 13. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under FASB Statement N° 141, Business Combinations, or N° 141 (revised 2007), Business Combinations, regardless of whether those assets and liabilities are related to leases. The Company understand that this pronouncement will not have an effect in it’s consolidated financial statements because this pronouncement was issued to exclude the leases from the scope of the FAS 157 Fair Value Measurements, thus, no adjustment or changes would be necessary in the actual policy for lease contracts. On November 5, 2007, the SEC issued Staff Accounting Bulletin N° 109 (SAB 109), written loan commitments recorded at fair value through earnings which requires that the fair value of a written loan commitment that is marked to market through earnings should include the future cash flows related to the loan’s servicing rights. However, the fair value measurement of a written loan commitment still must exclude the expected net cash flows related to internally-developed intangible assets (such as customer relationship intangible assets). SAB 109 applies to two types of loan commitments: (1) written mortgage loan commitments for loans that will be held-for-sale when funded that are marked to market as derivatives under FAS 133 (derivative loan commitments); and (2) other written loan commitments that are accounted for at fair value through earnings under Statement 159’s fair-value election. SAB 109 supersedes SAB 105, which applied only to derivative loan commitments and allowed the expected future cash flows related to the associated servicing of the loan to be recognized only after the servicing asset had been contractually separated from the underlying loan by sale or securitization of the loan with servicing retained. The staff expects registrants to apply the views in Question 1 of SAB 109 on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The Company is evaluating the impact, if any, that the adoption of SAB 109 may have on its consolidated financial statements and disclosures. On December 2007, the FASB issued SFAS N° 141 (revised 2007) “Business Combinations” which is a revision of SFAS 141.SFAS 141(R) defines the acquirer in a business combination as the entity that obtains control of one or more businesses in thebusiness combination and establishes the acquisition date as the date that the acquirer achieves control. The scope of SFAS 141 has also been extended to include all business combinations and not just those where control is obtained by transferring consideration. Assets acquired, liabilities assumed and any noncontrolling interest at the acquisition date must be recognized at their fair value, with limited exceptions, and contingencies are also recognized at fair value if it is more likely than not that they meet the definition of an asset or a liability. Contingent consideration should be measured initially and at each subsequent accounting period at fair value and all acquisition related costs should be expensed in the period in which the costs were incurred or the services received. SFAS 141(R) applies prospectively to business combinations where the acquisition date is on or after December 15, 2008. As SFAS 141(R) will be prospectively applied; its adoption will have no effect on the business combinations already recognized in the financial statements at the balance sheet date. amendment of ARB N° 51 “Consolidated Financial Statements”. The Statement requires that minority interests are presented in equity and on the face of the income statement separately from equity and income attributable to the parent. Changes in ownership interests without a change in control are accounted for as equity transactions and no gain or loss recognized in the income statement. When a subsidiary is deconsolidated any remaining minority interest should be initially measured at fair value and any gain or loss based on that value. SFAS 160 should be applied prospectively for fiscal years and interim periods beginning on or after December 15, 2008 except for the presentation and disclosure requirements which should be applied retrospectively for all periods presented. The Company is evaluating the impact, if any, of the adoption of this new pronouncement. On February 2008, the FASB issued FASB Staff Position (FSP) FAS 140-3, “Accounting for Transfers of Financial Assets andRepurchase Financing Transactions”. The objective of this FSP is to provide implementation guidance on whether the security transfer and contemporaneous repurchase financing involving the transferred financial asset must be evaluated as one linked transaction or two separate de-linked transactions. Current practice records the transfer as a sale and the repurchase agreement as a financing. The FSP requires the recognition of the transfer and the repurchase agreement as one linked transaction, unless all of the following criteria are met: (1) the initial transfer and the repurchase financing are not contractually contingent on one another; (2) the initial transferor has full recourse upon default, and the repurchase agreement’s price is fixed and not at fair value; (3) the financial asset is readily obtainable in the marketplace and the transfer and repurchase financing are executed at market rates; and (4) the maturity of the repurchase financing is before the maturity of the financial asset. The scope of this FSP is limited to transfers and subsequent repurchase financings that are entered into contemporaneously or in contemplation of one another. The FSP will be effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early adoption is prohibited. The Company is evaluating the impact, if any, that the adoption of this new pronouncement. On March 2008, the FASB released SFAS N° 161 “Disclosures About Derivative Instruments and Hedging Activities” (SFAS 161), an amendment of SFAS N° 133 “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). SFAS 161 applies to all entities with derivative instruments subject to SFAS 133 as well as hedged items, bifurcated derivatives and nonderivative instruments that are designated and qualify as hedging instruments. The statement requires an entity to make certain qualitative disclosures about the derivative instruments it holds including, how and why they are used and the volume of activity, distinguishing between instruments used for risk management and those used for other purposes. There is also a requirement to disclose quantitative information regarding derivative instruments, in a tabular format, in order to highlight the effect that the use of these instruments has on the income statement, the balance sheet and the entity’s cashflows. An entity can elect not to disclose gains and losses on derivatives classified as trading, though alternative disclosures must be made. The effect of credit-riskcontingent features is also required to be disclosed. The adoption of SFAS 161 is not expected to have a material impact on the Company’s financial position or results of operations. In May 2008, the FASB issued SFAS N° 162, The Hierarchy of Generally Accepted Accounting Principles. This Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). This Statement applies to financial statements of nongovernmental entities that are presented in conformity with GAAP. This Statement shall be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company will adopt this Statement, upon its effective date, for the preparation of its consolidated financial statements in future fiscal years.