Form 20-F/A
period 2008-12-31
MADECO S.A.
filed 2009-09-23
CIK 899296

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 1

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

Yes [ ] No [x]

Explanatory Note

This Amendment No. 1 (the “Amendment No. 1”) to the annual report on Form 20-F of Madeco S.A. (“Madeco”) for the fiscal year ended December 31, 2008 that was originally filed on June 30, 2009 (the “2008 Form 20-F”), is being filed to correct a clerical error in Exhibits 13.1 and 13.2, pursuant to which the Section 906 Certifications in those exhibits identified the 2008 Form 20-F as Madeco’s Form 20-F for the period ended December 31, 2007.

In addition, the disclosure in the first paragraph under the heading “Evaluation of Disclosure Controls and Procedures” of Item 15 has been revised to include the Chief Financial Officer’s evaluation of Madeco’s controls and procedures and conclusion that they are effective as of December 31, 2008. Further, the disclosure in the third paragraph under the heading “Management’s Report on Internal Control over Financial Reporting” of Item 15 has been revised to delete the language quoted from the definition of disclosure controls and procedures, contained in Exchange Act Rules 13a-15(e) and 15d-15(e).

Except for the changes described above, there are no other changes contained in this Amendment No. 1 as compared to the 2008 Form 20-F. The filing of this Amendment No. 1 should not be understood to mean that any statements contained herein are true or complete as of any date subsequent to June 30, 2009.

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

Not applicable

ITEM 15. Controls and Procedures

Go to Table of Contents

Evaluation of Disclosure Controls and Procedures

For the year ended December 31, 2008, the Company carried out, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of the design and operation of the disclosure controls and procedures (as defined in Rules 13a−15(e) and 15d−15(e) under the Exchange Act). Based on their evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2008, the Company’s disclosure controls and procedures were effective.

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

Management’s assessment included an evaluation of the design of the Company’s internal control over financial reporting and testing of the operational effectiveness of such controls. Based on its assessment, Management has concluded and hereby reports that as of December 31, 2008, the Company’s internal control over financial reporting is effective.

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

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Madeco S.A.

/s/Cristián Montes
Cristián Montes
Chief Executive Officer

Date: September 22, 2009

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